Form 20-F
period 2001-12-31
BRAZILIAN PETROLEUM CORP
filed 2002-07-01
CIK 1119639

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

                                  ANNUAL REPORT

                PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                   for the fiscal year ended December 31, 2001

                         Commission File Number 1-15106

                      PETROLEO BRASILEIRO S.A. -- PETROBRAS
             (Exact name of registrant as specified in its charter)

  Brazilian Petroleum Corporation - PETROBRAS           The Federative Republic of Brazil
(Translation of registrant's name into English)   (Jurisdiction of incorporation or organization)

                    ----------------------------------------
                        (Avenida Republica do Chile, 65
                         20035-900 - Rio de Janeiro - RJ
                                     Brazil
                    (Address of principal executive offices)
                    ----------------------------------------

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

              Title of each class:                 Name of each exchange on which registered:
       Common Shares, without par value*
   American Depositary Shares (as evidenced by            New York Stock Exchange
American Depositary Receipts), each representing
                1 Common Share
     Preferred Shares, without par value*
   American Depositary Shares (as evidenced by            New York Stock Exchange
American Depositary Receipts), each representing
               1 Preferred Share

*Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

              Securities registered or to be registered pursuant to
                         Section 12(g) of the Act: None

        Securities for which there is a reporting obligation pursuant to
                         Section 15(d) of the Act: None

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this Annual Report:
                 At December 31, 2001, there were outstanding:
                  634,168,418 Common Shares, without par value
                451,935,669 Preferred Shares, without par value

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                 Yes [X] No [ ]
    Indicate by check mark which financial statement item the registrant has elected to follow.
                            Item 17 [ ] Item 18 [X]

================================================================================

                               TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS................................................     3
PRESENTATION OF FINANCIAL INFORMATION.....................................     4
DIFFICULTIES OF ENFORCING CIVIL LIABILITIES AGAINST NON-U.S. PERSONS......     5
                                     PART I
ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS............     7
ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE..........................     7
ITEM 3.  KEY INFORMATION..................................................     7
       Selected Financial Data............................................     7
       Exchange Rates.....................................................     9
       Risk Factors.......................................................    11
ITEM 4.  INFORMATION ON THE COMPANY.......................................    22
       History and Development of the Company.............................    22
       Overview by Business Segment.......................................    23
       Our Competitive Strengths..........................................    25
       Our Business Strategy..............................................    27
       Exploration, Development and Production............................    31
       Refining, Transportation and Marketing.............................    46
       Distribution.......................................................    55
       Natural Gas and Power..............................................    57
       International......................................................    64
       Organizational Structure...........................................    67
       Property, Plant and Equipment......................................    68
       Health, Safety and Environmental Matters...........................    68
       Environmental Liabilities..........................................    69
       Regulation of the Oil and Gas Industry in Brazil...................    71
       Competition........................................................    81
       Insurance..........................................................    81
ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS ....................    82
       General............................................................    82
       Sales Volumes and Prices...........................................    83
       Effect of Taxes on our Income......................................    86
       Financial Income and Expense.......................................    87
       Inflation and Exchange Rate Variation..............................    87
       Results of Operations..............................................    91
       Liquidity and Capital Resources....................................   102
       Financing..........................................................   102
       Critical Accounting Policies.......................................   106
       Recent Accounting Pronouncements...................................   109
       Research and Development...........................................   110
ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................   111
       Directors and Senior Management....................................   111
       Compensation.......................................................   115
       Indemnification of Officers and Directors..........................   115
       Share Ownership....................................................   116
       Audit Committee....................................................   116
       Employees and Labor Relations......................................   116
ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................   119
       Major Shareholders.................................................   119
       Related Party Transactions.........................................   119

ITEM 8.  FINANCIAL INFORMATION............................................   121
       Consolidated Statements and Other Financial Information............   121
       Legal Proceedings..................................................   121
       Dividend Distribution..............................................   123
ITEM 9.  THE OFFER AND LISTING............................................   123
       Price Information..................................................   123
       Markets............................................................   125
ITEM 10. ADDITIONAL INFORMATION...........................................   127
       Memorandum and Articles of Incorporation...........................   127
       Restrictions on Non-Brazilian Holders..............................   136
       Transfer of Control................................................   136
       Disclosure of Shareholder Ownership................................   136
       Material Contracts.................................................   136
       Exchange Controls..................................................   137
       Taxation...........................................................   139
       Brazilian Tax Considerations.......................................   139
ITEM 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK.......   146
       General............................................................   146
       Risk Management....................................................   146
       Commodity Price Risk...............................................   147
       Interest Rate and Exchange Rate Risk...............................   147
       Inflation..........................................................   149
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...........   149
                                    PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..................   149
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
         AND USE OF PROCEEDS..............................................   149
ITEM 15. [RESERVED].......................................................   150
ITEM 16. [RESERVED].......................................................   150
                                    PART III
ITEM 17. FINANCIAL STATEMENTS.............................................   151
ITEM 18. FINANCIAL STATEMENTS.............................................   151
ITEM 19. EXHIBITS.........................................................   151
SIGNATURE.................................................................   152
GLOSSARY OF PETROLEUM INDUSTRY TERMS......................................   153
ABBREVIATIONS.............................................................   155
CONVERSION TABLE..........................................................   156
INDEX TO FINANCIAL STATEMENTS.............................................   157

                           FORWARD-LOOKING STATEMENTS

     Many statements made in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are not based on historical facts and are not assurances of future results. Many of the forward-looking statements contained in this annual report may be identified by the use of forward-looking words, such as "believe," "expect," "anticipate," "should," "planned," "estimate" and "potential," among others. We have made forward-looking statements that address, among other things, our:

     .    regional marketing and expansion strategy;

     .    drilling and other exploration activities;

     .    import and export activities;

     . projected and targeted capital expenditures and other costs, commitments and revenues;

     .    liquidity; and

     .    development of additional revenue sources.

     Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These factors include:

     .    the ability to obtain financing;

     . general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates;

     .    competition;

     . technical difficulties in the operation of our equipment and the provision of our services;

     .    changes in, or failure to comply with, governmental regulations;

     .    receipt of governmental approvals and licenses;

     .    business abilities and judgment of personnel;

     .    availability of qualified personnel;

     . international and Brazilian political, economic and social developments;

     .    military operations, terrorists acts, wars or embargoes;

     .    the cost and availability of adequate insurance coverage; and

     .    other factors discussed under "Risk Factors."

     All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

     The crude oil and natural gas reserve data presented or described in this annual report are only estimates and our actual production, revenues and expenditures with respect to our reserves may materially differ from these estimates.

                      PRESENTATION OF FINANCIAL INFORMATION

     In this annual report, references to "Real," "Reais" or "R$" are to Brazilian Reais and references to "U.S. dollars" or "U.S.$" are to United States dollars.

     The audited consolidated financial statements of Petrobras and our consolidated subsidiaries as of December 31, 2001, 2000 and 1999, and for each of the three years in the period ended December 31, 2001, and the accompanying notes, contained in this annual report have been presented in U.S. dollars and prepared in accordance with U.S. generally accepted accounting principles (U.S.
GAAP). See Item 5 "Operating and Financial Review and Prospects" and Note 2(a) to our audited consolidated financial statements. We publish financial statements in Brazil in Reais in accordance with Brazilian GAAP (the accounting principles required by Brazilian corporate law and the regulations promulgated by the Comissao de Valores Mobiliarios (Brazilian Securities Commission, or the
CVM), which differs in significant respects from U.S. GAAP.

     As described more fully in Note 2(a) to our audited consolidated financial statements, the U.S. dollar amounts as of the dates and for the periods presented in the audited consolidated financial statements have been remeasured or translated from the Real amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards No. 52 of the U.S. Financial Accounting Standards Board, or SFAS 52. Accordingly,

     . U.S. dollar amounts presented in this annual report that were derived from the audited consolidated financial statements as of dates or for periods ending subsequent to December 31, 1997 have been translated from Reais at the period-end exchange rate for balance sheet items or the average exchange rate prevailing during the period for income statement and cash flow items; and

     . U.S. dollar amounts that were derived from the consolidated financial statements as of dates or for periods ending on or prior to December 31, 1997 have been remeasured from Reais, or any predecessor currency, based on historical exchange rates for non-monetary items, period-end exchange rates for monetary items and monthly average exchange rates for income statement and cash flow items.

     Unless the context otherwise indicates,

     . historical data contained in this annual report that were not derived from the consolidated financial statements have been translated from Reais on a similar basis;

     . forward-looking amounts, including estimated future capital expenditures, have been projected on a constant basis and have been translated from Reais in 2001 at an estimated average exchange rate of R$2.30 to U.S.$1.00, and future calculations involving an assumed price of crude oil have been calculated using a Brent crude oil price of U.S.$15, unless otherwise stated; and

     . estimated future capital expenditures are based on the most recently budgeted amounts, which may not have been adjusted to reflect all factors that could affect such amounts. In particular, as permitted under Brazilian GAAP, our planned future contributions to investments funded through project finance are not included in our estimated future capital expenditures and are, instead, presented separately. Past contributions to investments funded through project finance are included as capital expenditures.

     The December 31, 2001 exchange rate represented a 16% depreciation of the Real against the U.S. dollar since December 31, 2000, and the December 31, 2000 exchange rate represented a 9% depreciation of the Real against the U.S. dollar since December 31, 1999. The use of a different Real/U.S. dollar exchange rate would substantially change the remeasured amounts.

     Certain figures included in this annual report have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures that precede them.

      DIFFICULTIES OF ENFORCING CIVIL LIABILITIES AGAINST NON-U.S. PERSONS

     We are a sociedade de economia mista (mixed-capital company), a public sector company with some private sector ownership, established under the laws of Brazil. All of our executive officers and directors and certain advisors named herein reside in Brazil. In addition, substantially all of our assets and those of our executive officers, directors and certain advisors named herein are located in Brazil. As a result, it may not be possible for investors to effect service of process upon us or our executive officers, directors and certain advisors named herein within the United States or other jurisdictions outside Brazil or to enforce against us or our executive officers, directors and certain advisors named herein judgments obtained in the United States or other jurisdictions outside Brazil.

     Souza, Cescon Avedissian, Barrieu e Flesch - Advogados, our special Brazilian counsel, has advised us that, subject to the requirements described below, judgments of United States courts for civil liabilities based upon the United States federal securities laws may be enforced in Brazil. A judgment against us or the other persons described above obtained outside Brazil would be enforceable in Brazil, without reconsideration of the merits, only if the judgment satisfies certain requirements and receives confirmation from the Federal Supreme Court of Brazil. The foreign judgment will only be confirmed if:

     . it fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted;

     .    it is for the payment of a sum certain of money;

     . it was issued by a competent court in the jurisdiction where the judgment was awarded after service of process was properly made in accordance with applicable law;

     .    it is not subject to appeal;

     . it is authenticated by a Brazilian consular office in the country where it was issued, and is accompanied by a sworn translation into Portuguese; and

     . it is not contrary to Brazilian national sovereignty, public policy or good morals.

     Notwithstanding the foregoing, no assurance can be given that such confirmation would be obtained, that the process described above could be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the U.S. securities laws with respect to any securities issued by us.

     Souza, Cescon Avedissian, Barrieu e Flesch - Advogados has also advised us that:

     . original actions based on the U.S. federal securities laws may be brought in Brazilian courts and that, subject to Brazilian public policy and national sovereignty, Brazilian courts may enforce liabilities in such actions against us, certain of our directors, officers and advisors named herein;

     . if an investor resides outside Brazil and owns no real property in Brazil, he or she must provide a bond sufficient to guarantee court costs and legal fees, including the defendant's attorneys' fees, as determined by the Brazilian court, in connection with litigation in Brazil, except in the case of the enforcement of a foreign judgment which has been confirmed by the Brazilian Federal Supreme Court;

     . Brazilian law limits an investor's ability as a judgment creditor of our company to satisfy a judgment against us by attaching certain of our assets;

     . according to recent changes to the Brazilian Corporation Law, mixed-capital companies such as us are no longer protected from bankruptcy proceedings and our controlling shareholder, the federal government of Brazil, is no longer contingently liable for our obligations; and

     . certain of our exploration and production assets may be subject to reversion to the Brazilian government pursuant to our concession agreements. Such assets, under certain circumstances, may not be subject to attachment or execution.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

     The following table sets forth our selected consolidated financial data, presented in U.S. dollars and prepared in accordance with U.S. GAAP. The data for each of the five years in the period ended December 31, 2001 have been derived from our audited consolidated financial statements, which were audited by PricewaterhouseCoopers Auditores Independentes. The information below should be read in conjunction with, and is qualified in its entirety by reference to, the audited consolidated financial statements and the accompanying notes and
Item 5 "Operating and Financial Review and Prospects."

                               BALANCE SHEET DATA

                                                                                           As of December 31,
                                                                            -------------------------------------------------
                                                                              2001      2000      1999      1998    1997/(1)/
                                                                            -------   -------   -------   -------   ---------
                                                                                     (in millions of U.S. dollars)
Assets

Current assets:

   Cash and cash equivalents ............................................   $ 7,360   $ 5,826   $ 3,015   $   813    $   554
   Accounts receivable, net .............................................     2,759     2,211     1,575     1,464      1,634
   Inventories ..........................................................     2,399     3,087     2,270     2,833      2,947
   Other current assets .................................................     1,808     1,402     1,307     1,141      1,241
                                                                            -------   -------   -------   -------    -------
      Total current assets ..............................................    14,326    12,526     8,167     6,251      6,376
Property, plant and equipment, net ......................................    19,179    19,237    18,426    21,810     20,952
Investments in non-consolidated companies and other investments .........       499       530       438       373        444

Other assets:
   Petroleum and Alcohol Account--Receivable from Brazilian Government ..        81     1,509     1,352     3,340      6,488
   Government securities ................................................       665     3,542     3,573     4,776      5,185
   Unrecognized pension obligation ......................................       187       333       486       899      1,168
   Others ...............................................................     1,927     1,459     1,291     1,505        790
                                                                            -------   -------   -------   -------    -------
      Total other assets ................................................     2,860     6,843     6,702    10,520     13,631
                                                                            -------   -------   -------   -------    -------
         Total assets ...................................................   $36,864   $39,136   $33,733   $38,954    $41,403
                                                                            =======   =======   =======   =======    =======

Liabilities and stockholders' equity

Current liabilities:
   Trade accounts payable ...............................................   $ 1,783   $ 2,011   $ 1,314   $ 1,294    $ 1,247
   Short-term debt ......................................................     1,101     3,128     4,629     4,221      6,047
   Current portion of long-term debt ....................................       940       952     1,136       733      1,112
   Other current liabilities ............................................     4,220     3,549     2,732     1,943      1,826
                                                                            -------   -------   -------   -------    -------
      Total current liabilities .........................................     8,044     9,640     9,811     8,191     10,232
Long-term liabilities:
   Employees post retirement benefits ...................................     3,380     4,319     5,163     7,666      7,671
   Project financings ...................................................     3,153     2,056       681       702         --
   Long-term debt .......................................................     5,908     4,833     4,778     4,883      3,225
   Capital lease obligations ............................................     1,930     1,370     1,100       801        660
   Other liabilities ....................................................     1,123     2,060     1,241     1,069      1,599
                                                                            -------   -------   -------   -------    -------
      Total long-term liabilities .......................................    15,494    14,638    12,963    15,121     13,155
Minority interest .......................................................        79       153       237       351        307
                                                                            -------   -------   -------   -------    -------

Stockholders' equity

Shares authorized, issued and outstanding:
   Preferred stock--451,935,669 .........................................     1,882     1,882     1,882     1,882      1,882
   Common stock--634,168,418 ............................................     2,952     2,952     2,952     2,952      2,952
   Reserves and other ...................................................     8,413     9,871     5,888    10,457     12,875
                                                                            -------   -------   -------   -------    -------
      Total stockholders' equity ........................................    13,247    14,705    10,722    15,291     17,709
                                                                            -------   -------   -------   -------    -------
         Total liabilities and stockholders' equity .....................   $36,864   $39,136   $33,733   $38,954    $41,403
                                                                            =======   =======   =======   =======    =======

/(1)/ As described more fully in Note 2(a) to our audited consolidated financial statements, the U.S. dollar amounts as of the dates and for the periods presented in the audited consolidated financial statements have been remeasured or translated from the Real amounts in accordance with the criteria set forth in SFAS 52. Applying the principles set forth in SFAS 52, Brazil had a highly inflationary economy, defined under SFAS 52 as an economy in which the cumulative inflation rate over the latest three-year period has exceeded 100%, prior to January 1, 1998. Accordingly, U.S. dollar amounts presented in this annual report that were derived from the audited consolidated financial statements as of dates or for periods ending on or prior to December 31, 1997 have been remeasured from Reais, based on historical exchange rates for non-monetary items, period-end exchange rates for monetary items and monthly average exchange rates for income statement and cash flow items.

                              INCOME STATEMENT DATA

                                                                               For the Year Ended December 31,
                                                           ------------------------------------------------------------------------
                                                               2001           2000           1999           1998         1997/(1)/
                                                           ------------   ------------   ------------   ------------   ------------
                                                              (in millions of U.S. Dollars, except for share and per share data)
Sales of products and services .........................   $     34,145   $     35,496   $     23,467   $     25,965   $     27,946
Value-added tax on sales and services, freight for
   the uniformity of price (FUP/FUPA) and specific
   parcel price (PPE) ..................................         (9,596)        (8,541)        (7,109)       (10,554)        (9,907)
                                                           ------------   ------------   ------------   ------------   ------------
Net operating revenues .................................         24,549         26,955         16,358         15,411         18,039
                                                           ------------   ------------   ------------   ------------   ------------
Cost of sales/(2)/ .....................................         12,807         13,449          8,210          9,867         12,739

Depreciation, depletion and amortization ...............          1,729          2,022          2,262          3,408          1,997
Other operating expense/(3)/ ...........................          2,432          2,079          1,685          2,090          1,992
                                                           ------------   ------------   ------------   ------------   ------------
      Total costs and expenses .........................         16,968         17,550         12,157         15,365         16,728
Other non-operating income (expense), net/(4)/ .........         (2,789)        (1,602)        (3,255)          (235)           320
                                                           ------------   ------------   ------------   ------------   ------------
Income (loss) before income taxes and minority
   interests ...........................................          4,792          7,803            946           (189)         1,631
Income tax (expense) benefit:
   Current .............................................         (1,196)        (1,574)           (65)           264            (20)
   Deferred ............................................           (193)          (949)          (184)           338           (167)
                                                           ------------   ------------   ------------   ------------   ------------
      Total income tax (expense) benefit ...............         (1,389)        (2,523)          (249)           602           (187)
                                                           ------------   ------------   ------------   ------------   ------------
Minority interests in (income) loss of consolidated
   subsidiaries ........................................             88             62             30            (35)           (25)
                                                           ------------   ------------   ------------   ------------   ------------
Net income .............................................   $      3,491   $      5,342   $        727   $        378   $      1,419
                                                           ============   ============   ============   ============   ============
Weighted average number of shares outstanding/(5)/
Common/ADS .............................................    634,168,418    634,168,418    634,168,418    634,168,418    634,168,418
Preferred/ADS ..........................................    451,935,669    451,935,669    451,935,669    451,935,669    451,935,669
Basic and diluted earnings (loss) per share
Common/ADS .............................................   $       3.21   $       4.92   $       0.67   $       0.24   $       1.31
Preferred/ADS ..........................................           3.21           4.92           0.67           0.50           1.31
Cash dividends per share
Common/ADS .............................................   $       1.62   $       0.45   $       0.28   $       0.16   $       0.14
Preferred/ADS ..........................................           1.62           0.45           0.39           0.54           0.58

/(1)/ As described more fully in Note 2(a) to our audited consolidated financial statements, the U.S. dollar amounts as of the dates and for the periods presented in the audited consolidated financial statements have been remeasured or translated from the Real amounts in accordance with the criteria set forth in SFAS 52. Applying the principles set forth in SFAS 52, Brazil had a highly inflationary economy, defined under SFAS 52 as an economy in which the cumulative inflation rate over the latest three-year period has exceeded 100%, prior to January 1, 1998. Accordingly, U.S. dollar amounts presented in this annual report that were derived from the audited consolidated financial statements as of dates or for periods ending on or prior to December 31, 1997 have been remeasured from Reais, based on historical exchange rates for non-monetary items, period-end exchange rates for monetary items and monthly average exchange rates for income statement and cash flow items.

/(2)/ Amounts reported are net of impact of government charges and taxes of U.S.$(68 million) in 2001, U.S.$19 million in 2000, U.S.$(143 million) in 1999, U.S.$23 million in 1998 and U.S.$(1,879 million) in 1997.

/(3)/ Amounts reported are net of impact of government charges and taxes of U.S.$(45 million) in 2001, U.S.$(81 million) in 2000, U.S.$(132 million) in 1999, U.S.$(377 million) in 1998 and U.S.$(455 million) in 1997.

/(4)/ Amounts reported include financial charges in respect of the Petroleum and Alcohol Account of U.S.$16 million in 2001, U.S.$35 million in 2000, U.S.$95 million in 1999, U.S.$385 million in 1998 and U.S.$525 million in 1997.

/(5)/ On April 24, 2000, our board of directors authorized a 1 for 100 reverse stock split effective May 23, 2000. Share data and basic and diluted earnings per share for all years presented give retroactive effect to this change.

Exchange Rates

     There are two principal foreign exchange markets in Brazil, the commercial rate exchange market and the floating rate exchange market.

     On January 13, 1999, the Brazilian government announced the unification of the exchange positions of the Brazilian financial institutions in the commercial rate exchange market and floating rate exchange market, which led to a convergence in the pricing and liquidity of both markets. However, complete unification has not yet occurred and each market continues to be subject to specific regulation. The Brazilian government also allowed an increase in the exchange positions of institutions authorized to trade foreign currency to provide further liquidity to the foreign exchange markets. Most trade and financial transactions are carried out on the commercial rate exchange market. These transactions include the purchase or sale of our shares or the payment of dividends with respect to our shares to shareholders outside Brazil. Transactions not carried out on the commercial rate exchange market are generally carried out on the floating rate exchange market. Foreign currencies may only be purchased through Brazilian financial institutions authorized to operate in these markets. In both markets, rates are freely negotiated but may be influenced by the intervention of the Central Bank of Brazil.

     From its introduction on July 1, 1994 through March 1995, the Real appreciated against the U.S. dollar. On March 6, 1995, in an effort to address concerns about the overvaluation of the Real relative to the U.S. dollar, the Central Bank of Brazil introduced new exchange rate policies that established a band within which the Real/U.S. dollar exchange rate could fluctuate (faixa de flutuacao, or fluctuation band), and announced that it would buy or sell, as applicable, U.S. dollars whenever the rate approached the upper or the lower limit of the band. From March 1995 through January 1999, the Central Bank of Brazil allowed the gradual devaluation of the Real against the U.S. dollar. Responding to pressure on the Real, on January 13, 1999, the Central Bank of Brazil widened the foreign exchange rate band. Because the pressure did not ease, on January 15, 1999, the Central Bank of Brazil allowed the Real to float freely. The Real devalued 32% in 1999, 9% in 2000 and 16% in 2001 against the U.S. dollar. As of June 26, 2002, the Real has depreciated to R$2.858 per U.S.$1.00, representing a devaluation of approximately 19% in 2002. The Real may depreciate or appreciate substantially in the future. See "--Risk Factors--Risks Relating to Brazil."

     The following table sets forth the commercial selling rate for U.S. dollars for the periods and dates indicated. The average exchange rates represent the average of the month-end exchange rates (R$/U.S.$) during the relevant period.

                    COMMERCIAL SELLING RATE FOR U.S. DOLLARS

                                  For the Year Ended December 31, (R$/U.S.$)
                                  ------------------------------------------
                                    High    Low    Average/(1)/   Period End
                                   -----   -----   ------------   ----------
2001 ..........................    2.835   1.935       2.352         2.320
2000 ..........................    1.985   1.723       1.830         1.956
1999 ..........................    2.165   1.208       1.814         1.789
1998 ..........................    1.209   1.117       1.161         1.209

2002
January .......................    2.444   2.293       2.380         2.409
February ......................    2.469   2.348       2.428         2.348
March .........................    2.366   2.267       2.347         2.324
April .........................    2.369   2.271       2.320         2.363
May ...........................    2.530   2.377       2.480         2.522
June (through June 26) ........    2.858   2.541       2.698         2.858

Source: Central Bank of Brazil

/(1)/ Year-end figures stated for calendar years 2001, 2000 and 1999 represent the average of the month-end exchange rates during the relevant period. The figure provided for the period of calendar year 2002 up to and including June 26, 2002 represents the average of the exchange rates at the close of trading on each business day during such period.

     Brazilian law provides that, whenever there is a serious imbalance in Brazil's balance of payments or serious reasons to foresee such an imbalance, temporary restrictions on remittances from Brazil may be imposed by the Brazilian government. There can be no assurance that these types of measures will not be taken by the Brazilian government in the future, including measures relating to remittances related to our Preferred or Common Shares or ADSs. See "-Risk Factors-Risks Relating to Brazil."

Risk Factors

Risks Relating to Our Company

Due to changes in government regulations, we face increasing competition and may lose market share.

     Substantial changes have been occurring in the oil and gas industry in Brazil as a result of the continuing process of deregulation by the Brazilian government. The changes in government regulation, including the elimination of import tariffs on refined oil products in January 2001, have enabled and attracted multinational and regional oil and gas companies to enter the Brazilian oil and gas market.

     As a result of changes in government regulations, we expect existing and new participants to further expand their activities in the supply (downstream) market in Brazil and, accordingly, competition to increase. We expect increased competition to lead to a reduction in our market share in Brazil. This increased competition could have a material adverse effect on our business, results of operations and financial condition.

Our crude oil and natural gas reserve estimates involve some degree of uncertainty and may prove to be incorrect over time.

     The proved crude oil and natural gas reserves set forth in this annual report are our estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable from known reservoirs under existing economic and operating conditions (i.e. prices and costs as of the date the estimate is made). Our proved developed crude oil and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. There are numerous uncertainties inherent in estimating quantities of proved reserves. The reliability of proved reserve estimates depends on:

     . the quality and quantity of our geological, technical and economic data;

     . the prevailing crude oil and natural gas prices applicable to our production (which in the past have been subject to Brazilian government regulation);

     .    the production performance of our reservoirs; and

     .    extensive engineering judgments.

     Many of the factors, assumptions and variables involved in estimating reserves are beyond our control and may prove to be incorrect. The results of our future drilling, testing and production activity may cause us to make significant revisions to our reserve estimates.

Potential costs of environmental compliance and improvement of environmental standards may have a material adverse effect on us.

     Our facilities are subject to a wide variety of federal, state and local laws, regulations and permit requirements relating to the protection of human health and the environment. We spent approximately U.S.$472 million in 2001, U.S.$356 million in 2000 and U.S.$106 million in 1999 to comply with environmental laws. However, since environmental laws are becoming stricter in the jurisdictions where we operate, our capital expenditures and expenses for environmental compliance may increase substantially in the future.

     Due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental expenditures may vary widely from those currently anticipated. We could be exposed to civil penalties, criminal sanctions and closure orders for non-compliance with these environmental regulations. The amount of investments we make in any given year, including our capital expenditures, could be subject to limitations. See Item 5 "Operating and Financial Review and Prospects--Liquidity and Capital Resources." Accordingly, expenditures required for compliance with environmental regulation might lead to:

     . reductions in other strategic investments we have planned, resulting in a decrease to our profits; and

     . material unforeseen future environmental costs and liabilities, which may harm our results of operations or financial condition.

We may incur material losses and spend time and money defending pending litigation and arbitration.

     We are currently a party to numerous legal proceedings relating to civil, administrative, environmental (including criminal claims), labor and tax claims filed against us. These claims involve a wide range of issues and seek substantial amounts of money. Several individual disputes account for a significant part of the total amount of claims against us. Our audited consolidated financial statements include provisions totaling U.S.$100 million as of December 31, 2001 for probable and reasonably estimable losses and expenses we may incur in connection with all of our pending litigation. In the event that a number of the claims that we consider to represent remote or reasonably possible risks of loss were to be decided against us, or in the event that the losses estimated turn out to be higher than the reserves made, the aggregate cost of unfavorable decisions could have a material adverse effect on our financial condition and results of operations. Additionally, our management may be required to direct its time and attention to defending the above mentioned claims. See Item 8 "Financial Information--Legal Proceedings."

Our expansion into the domestic power market is relatively recent and the regulatory environment remains uncertain.

     Consistent with the global trend of other major oil and gas companies and to secure demand for our natural gas, we are currently expanding our business into the domestic power market. Despite a number of incentives introduced by the Brazilian government to promote the development of thermoelectric power plants, development of such plants by private investors has been slow to progress. We currently invest in 17 of the 38 gas-fired power generation plants being built or proposed to be built in Brazil under the program to promote the development of thermoelectric plants, known as the Programa Prioritario de Termoelectricidade (Thermoelectric Priority Program, or PPT). We have a limited history of investing in thermoelectric plants, and thermoelectric plants have not previously operated in a competitive environment in Brazil. Thermoelectric plants have faced difficulties passing on to electricity offtakers foreign currency financing costs of developing new generating capacity, and have had to contend with the reluctance of many distribution companies to sign long term power purchase agreements due mainly to their existing initial contracts, which provide for a guaranteed price from 1998 to 2002, which is phased out over the following four years, and foreign exchange risk. In addition, demand for thermoelectric power in Brazil has been lower than expected. Congress has recently passed a law increasing government intervention in the market, and the current administration is studying the implementation of changes that could be material to the natural gas and power sector. It is not clear that thermoelectric power generation will remain a priority for the country. In addition, the energy policy of the next administration is uncertain. As a result of these difficulties, we cannot assure you that our participation in the domestic power market will ever become profitable, and this participation may adversely affect our operating results and financial condition.

Labor disputes, strikes, work stoppages and protests by our workers could increase our operating costs.

     On October 19, 2001, our oil workers began a lawful, five-day strike due to a dispute over wage increases in connection with the negotiations of a collective bargaining agreement for 2002. The five-day strike caused a decrease in oil production of approximately four million barrels for the five-day period. On May 3, 2002, a one-day oil workers strike took place, due to a dispute over our profit sharing proposal, causing a non-material decrease in crude oil production. Neither of the strikes affected our average production target for 2001 or 2002 or our level of oil imports. A longer strike, however, could significantly reduce our production. We do not carry insurance for losses incurred as a result of business interruptions of any nature, including business interruptions caused by labor actions, which we believe is a standard industry practice. As a result, our financial condition and results of operations could be adversely affected by future strikes, work stoppages, protests or similar activities.

We may be required to sell some of our refining capacity in Brazil because of our position in this market.

     As of May 2002, we owned 98.6% of the existing refining capacity in Brazil. Although we are not presently subject to any requirement to divest any assets, and the government has not made any formal proposal in that respect, we may be required to divest a portion of our refining capacity or other assets in the future in light of our dominant position in the Brazilian refining market. Any such divestment could have a material adverse effect on our financial condition and results of operations.

The terrorist attacks in the United States and subsequent United States military action in Afghanistan could adversely affect our ability to obtain affordable insurance coverage or render such coverage unavailable.

     Following the terrorist attacks in the United States and subsequent United States military action in Afghanistan, the insurance premiums charged for some or all of the coverage historically maintained by us and our subsidiaries, particularly for war risk and terrorism insurance, have increased significantly. Such premiums could increase further, or the coverage could be unavailable in the future.

     In addition, insurance underwriters have issued general notices of cancellations to their customers for war risk and terrorism insurance in respect of a wide variety of insurance coverage, including, but not limited to, liability coverage. We received a notice of cancellation of our war risk and terrorism insurance in December 2001. We subsequently were able to purchase war risk and terrorism insurance covering important assets in Brazil that we consider more susceptible to war and terrorism risk. We do not know whether underwriters will offer to reinstate some or all of these types of coverage and, if reinstatement is offered, the extent to which premiums may be increased.

Risks Relating to the Relationship between us and the Brazilian Government

Historical government control of our sales prices and regulation of our operating revenues mean that our results of operations cannot be easily compared from year to year.

     One of the tools available to the Brazilian government to control inflation and pursue other economic and social objectives has been the regulation of oil and oil product prices. Until December 31, 2001, the Brazilian government controlled our prices through various means from year to year. We continue to comply with a number of rules relating to pricing in the natural gas industry. See Item 4 "Information on the Company--Regulation of the Oil and Gas Industry in Brazil--Price Regulation." Additionally, from time to time, the Brazilian government imposes specific taxes or other special payment obligations on our operations that may affect our results of operations. In July 1998, the government established a new methodology for determining the amount we were entitled to retain from our sales as net operating revenues. As a result:

     . the various line items in our financial statements are not necessarily comparable from period to period; and

     . our results of operations reflect not only our consolidated operations, but also the results of economic activity we may have undertaken on behalf of the Brazilian government.

     See Item 5 "Operating and Financial Review and Prospects--Critical Accounting Policies--Brazilian Government Regulation."

A majority of our board of directors and our senior management are subject to periodic change unrelated to our business needs, particularly following elections or changes in government.

     Brazilian law requires the Brazilian government to own a majority of our voting stock. As long as that legal requirement exists, the government will have the power to elect a majority of the members of our board of directors and, through them, a majority of the executive officers who are responsible for our day-to-day management. A new government could choose to make significant changes in our board of directors and senior management. A reconstituted board of directors and new senior management for our company may pursue a strategy or conduct operations in a manner that diverges significantly from our current strategy and operations. Changes in government or government policy could have a material adverse effect on our business, results of operations, financial condition or prospects. The first round of the Brazilian presidential election is scheduled for October 2002. We cannot predict the outcome of the election, the policies the new administration may adopt or the effect that those policies may have on Brazilian economic conditions or our results of operations.

We are controlled by the Brazilian government, whose interests may be contrary to the interests of other shareholders and creditors.

     The Brazilian government, as our controlling shareholder, has pursued certain of its macroeconomic and social goals through us. These initiatives have not always been in our best interests, nor the best interests of our shareholders or creditors. Historically, we have pursued initiatives to ensure that the supply of crude oil and oil products in Brazil meets Brazilian consumption requirements. As a result, we cannot assure our shareholders and creditors that we will not continue to make investments, incur costs and engage in activities that give preference to the Brazilian government's agenda rather than enhance our own economic and business objectives.

We do not own any of the crude oil and natural gas reserves in Brazil.

     A guaranteed source of crude oil and natural gas reserves is essential to an oil and gas company's production and generation of income. As a result, many oil and gas companies own crude oil and natural gas reserves. Under Brazilian law, the Brazilian government owns all crude oil and natural gas reserves in Brazil. We possess the exclusive right to develop our reserves pursuant to concession agreements awarded to us by the Brazilian government. If the Brazilian government were to restrict or prevent us from exploiting these crude oil and natural gas reserves, our ability to generate income would be adversely affected.

Government control and regulation may have a material adverse effect on our operating results, competitive position and financial condition.

     As a state--controlled entity, we currently inform the Ministry of Planning, Budget and Management, the Ministry of Mines and Energy and the Brazilian Congress of our proposed annual budget, which is consolidated in the national budget. In addition, the Brazilian government establishes limits on our long-term debt. We have been able to obtain financing that does not require Brazilian government approval, such as project financings, but we cannot assure you that we will be able to secure such financings in the future. As a result, we may not be able to make all the investments we envision. Failure to make our planned investments may harm our future operating results, financial condition and competitive position in the Brazilian oil and gas sector, particularly considering increasing competition.

     In the past, the Brazilian government established prices for crude oil and oil products in Brazil, often below prevailing international prices. See Item 4 "Information on the Company--Regulation of the Oil and Gas Industry in Brazil--Price Regulation." These prices involved elements of cross-subsidy between different oil products sold in various regions in Brazil. Effective January 2, 2002, all prices for crude oil and oil products were deregulated. We cannot assure you that the Brazilian government will not attempt to cause the Brazilian Congress to amend the Constitution to reinstate price controls for crude oil and oil products, in which case our financial condition and results of operations could be adversely affected.

Risks Relating to the Oil and Gas Industry

Our operations are affected by the volatility of prices for crude oil and oil products.

     Historically, international prices for crude oil and oil products have fluctuated widely in response to many factors, including:

     . changes in global and regional economic and political developments in crude oil producing regions, particularly in the Middle East;

     .    the ability of the Organization of Petroleum Exporting Countries
          (OPEC) and other crude oil producing nations to set and maintain crude oil production levels and prices;

     . other actions taken by major crude oil producing or consuming countries;

     .    global and regional supply and demand for crude oil and oil products;

     .    availability and price of competing commodities;

     .    domestic and foreign government regulations;

     .    weather conditions;

     . the World Trade Center terrorist attack, resulting in the tension and military action in Afghanistan and related activities; and

     .    global economic conditions.

     We have no control over these factors. On January 2, 2002, the prices for crude oil and oil products in Brazil were deregulated, and since then we have been free to adjust our prices to reflect prevailing international oil prices. See Item 4 "Information on the Company--Regulation of the Oil and Gas Industry in Brazil--Price Regulation." The average prices of Brent crude, an international benchmark oil, have varied widely in the past, and were approximately U.S.$26.16 per barrel for the year ended December 31, 2001, U.S.$28.50 per barrel for the year ended December 31, 2000 and U.S.$17.87 per barrel for the year ended December 31, 1999.

Achieving growth is dependent upon our finding or acquiring additional reserves, as well as successfully developing current reserves, and risks associated with drilling may cause drilling operations to be delayed or cancelled.

     Our ability to achieve our growth objectives is highly dependent upon our level of success in finding, acquiring or gaining access to additional reserves, as well as successfully developing current reserves. In general, the volume of production from crude oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Unless we conduct successful exploration and development activities or acquire properties containing proved reserves, or both, our proved reserves will decline as reserves are extracted. Our exploration and development activities expose us to the inherent risks of drilling, including the risk that no economically productive crude oil or natural gas reserves will be discovered. Because many of Brazil's richest oil fields are located offshore in deepwater, we have concentrated our investments on deepwater exploration in Brazil over the last four years, and we will continue to invest in deepwater drilling, exploration, development and production. Deepwater drilling entails additional risks and costs, which may increase in the future.

We have incurred, and may continue to incur, liabilities in connection with environmental incidents, including clean up costs, government fines and potential lawsuits.

     We are subject to significant environmental risks that are inherent in the oil and gas industry, including the risks of oil spills. Since January 1, 2000, we have experienced seven significant oil spills causing the release of approximately 1,833 million gallons of crude oil and 103,000 gallons of naphtha into various waterways.

     In each of those cases, we undertook cleanup efforts. Nevertheless, we were fined by various state and federal environmental agencies, became the defendant in several civil, administrative and criminal suits, and are subject to several investigations and potential civil and criminal liabilities as a result of those spills. See Item 4 "Information on the Company--Health, Safety and Environmental Matters--Legal Proceedings" for a more detailed description of the consequences of certain of our oil spills.

     We have purchased insurance policies covering some environmental risks, including the risk of oil spills. However, these policies do not cover environmental fines and other potential liabilities that may result from these risks and have a monetary cap on the amount of coverage provided. Although we have never exceeded this insurance cap, we cannot assure you that we will not do so in the future.

     We are unable to predict whether future oil spills or other environmental incidents will have a material adverse effect on our business prospects or results of operations. Accordingly, if one or more of the potential liabilities resulting from environmental incidents were to result in an actual fine or civil or criminal liability, our operations and financial condition may be harmed.

The terrorist attacks in the United States and the subsequent United States military action in Afghanistan could adversely affect economic activity and prices for our products and services.

     Following the terrorist attacks in the United States and the subsequent United States military action in Afghanistan, there has been substantial volatility and unpredictability in the world's financial markets. In addition, those events may increase political and economic instability in the geographic areas in which we currently operate and may lead to increased volatility in prices for crude oil and natural gas. The continued military action or other response by the United States or its allies, future terrorist attacks or the anticipation of any such actions or events may have a further adverse impact on the United States and other world economies and thus affect prices for our products and services.

Risks Relating to Brazil

Brazilian political and economic conditions may have a material adverse effect on us.

     The Brazilian government often changes monetary, credit and other policies to influence Brazil's economy. The Brazilian government's actions to control inflation and affect other policies have often involved wage and price controls, alteration of the Central Bank of Brazil's base interest rates, as well as other measures, such as the freezing of bank accounts, which occurred in 1990.

     The Brazilian government's economic policies may have important effects on Brazilian corporations and other entities, including us, and on market conditions and prices of Brazilian securities, including our common shares, preferred shares and American Depositary Shares, or ADSs. Our financial condition and results of operations may be adversely affected by the following factors, as well as the Brazilian government's response to the following factors:

     .    devaluations and other exchange rate movements;

     .    inflation;

     .    exchange control policies;

     .    social instability;

     .    price instability;

     .    energy shortages and rationing;

     .    interest rates;

     .    liquidity of domestic capital and lending markets;

     .    tax policy; and

     . other political, diplomatic, social and economic developments in or affecting Brazil.

     We cannot predict the outcome of the upcoming presidential election, the policies the new administration may adopt or the effect that those policies may have on Brazilian economic conditions or our results of operations.

Currency devaluation could adversely affect our results of operations and financial condition and could lead to a decline in the market price for our common shares, preferred shares and ADSs.

     The Brazilian currency has been devalued frequently during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, multiple exchange rate markets and floating exchange rate systems. From time to time, there have been significant fluctuations in the exchange rates between the Brazilian currency and the U.S. dollar and other currencies. For example, the Real devalued 32% in 1999, 9% in 2000 and 16% in 2001 against the U.S. dollar. Through June 26, the Real had devalued approximately 19% in 2002.

     The principal market for our products is Brazil and over the last three fiscal years approximately 87% of our revenues have been denominated in Reais, although prices for crude oil and oil products have been based on international prices. A substantial portion of our indebtedness and some of our operating expenses and capital expenditures are, and are expected to continue to be, denominated in or indexed to U.S. dollars and other foreign currencies. In addition, during the year ended December 31, 2001, we imported U.S.$5.4 billion of crude oil and oil products, the prices of which were all denominated in U.S. dollars.

     Future devaluation of the Real could adversely affect our results of operations and financial condition. In addition, a devaluation would reduce the U.S. dollar value of distributions and dividends on the ADSs, could weaken investor confidence in Brazil and consequently reduce the market price of our common shares, preferred shares and ADSs.

The Brazilian government's actions to combat inflation and public speculation about possible future action may contribute significantly to economic uncertainty in Brazil and cause the price of our common shares, preferred shares and ADSs to decrease.

     Our principal market is Brazil, which has historically experienced high rates of inflation. Inflation, along with recent governmental measures to combat inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. Inflation, as measured by the Indice Geral de Precos de Mercado (the General Price Index-Market, or the IGP-M), has decreased from 2,489.1% in 1993 to 929.3% in 1994, to 8.4% in 1999 and to 5.3% in 2000. During 2001, the same index increased to 9.4%. There can be no assurance that levels of inflation in Brazil will not increase in future years and have a material adverse effect on our business, financial condition, results of operations or prospects. Future governmental actions, including actions to adjust the value of the Real, may trigger increases in inflation.

     Devaluation of the Real relative to the U.S. dollar could create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary governmental policies to curb aggregate demand. On the other hand, appreciation of the Real against the U.S. dollar may lead to a deterioration of the country's current account and the balance of payments, as well as dampen export-driven growth. The potential impact of the floating exchange rate system and of measures by the Brazilian government aimed at stabilizing the Real is uncertain. In addition, a substantial increase in inflation may weaken investor confidence in Brazil and lead to declines in the market price of our common shares, preferred shares and ADSs.

Developments in other emerging market countries, including Argentina, may adversely affect the Brazilian economy, negatively impact our business and results of operations and cause the market price of our common shares, preferred shares and ADSs to decrease.

     In the past, the Brazilian economy and the securities of Brazilian companies have been, to varying degrees, influenced by economic and market conditions in other emerging market countries, particularly in Latin America, as well as investors' responses to those conditions.

     In December 2001, amid public demonstrations and after a lengthy recession and the resignation of the President of the Republic, Argentina declared a suspension on payment of its foreign debt. In addition, the current Argentine administration has allowed, with some limitation, the exchange rate of the Argentine Peso to float, resulting in a 75% devaluation of the market rate of the Argentine Peso from January 6, 2002 to June 26, 2002. Additionally, the Argentine government has enacted regulations which forbid us from adjusting our revenues from our sales of approximately 5.30 billion cubic feet per day of natural gas to reflect the devaluation of the Peso relative to the U.S. dollar. These recent events have added to the perception and reality of higher risk for investments in Argentina. If Argentina's economic environment does not improve, the economy in Brazil, as both a neighboring country and a significant trading partner, could be affected and could experience slower growth than in recent years, negatively impacting our business and results of operations. This negative impact could weaken investor confidence in Brazil and consequently lead to a reduction in the market price of our common shares, preferred shares and ADSs.

Because the consumption of oil has been historically linked to the level of economic activity, an energy crisis may adversely affect our results of operations and financial condition.

     Brazil experienced a shortage of capacity to generate and transmit electrical power during 2001, primarily due to the prolonged and severe drought, which negatively affected the hydroelectric generation of power, as well as to a lack of investment in power generation and transmission. In May 2001, the Brazilian government announced measures aimed at an average reduction of 20% in electricity consumption in a number of regions of Brazil, including areas in which we operate. As a result of higher water levels in reservoirs as well as steps taken by the Brazilian government to increase the amount of available electrical power, as of March 2002 the Brazilian government lifted all electricity consumption restrictions. We cannot assure you that another energy crisis will not occur in the future.

     A prolonged electrical energy crisis may have adverse effects on the Brazilian economy and could lead to a downturn in the level of economic activity. Because the consumption of oil has been historically linked to the level of economic activity, an energy crisis may adversely affect our results of operations and financial condition.

Brazilian law may permit claims against our shareholders for harm to the environment.

     On February 12, 1998, the Brazilian government enacted a law providing that the corporate structure of a company, including our corporate structure, may be disregarded and shareholders could be held liable if adhering to the corporate structure would impede recovery for undue harm to the environment. We cannot assure you that, in the case of a claim for environmental damage under this law, liabilities would be limited to shareholders capable of exercising control over the company at the time of the environmental damage. Accordingly, if we were unable to satisfy claims against us for environmental damage, which might happen, for example, if we were to become insolvent, our shareholders and the members of our management might become liable for those claims. We are not aware of any successful assertion of claims against any shareholders under this law and cannot predict the circumstances in which this might happen.

Risks Relating to our Equity and Debt Securities

The Brazilian securities markets are smaller, more volatile and less liquid than the major U.S. and European securities markets and therefore may limit your ability to sell the common or preferred shares underlying our ADSs.

     The Brazilian securities markets are smaller, more volatile and less liquid than the major securities markets in the United States and other jurisdictions, and are not as highly regulated or supervised. The relatively small capitalization and liquidity of the Brazilian equity markets may substantially limit your ability to sell the common or preferred shares underlying our ADSs at the price and time you desire. These markets may also be substantially affected by economic circumstances unique to Brazil, such as currency devaluations.

You may be unable to exercise preemptive rights with respect to the common or preferred shares underlying the ADSs.

     Holders of ADSs that are residents of the United States may not be able to exercise the preemptive rights relating to the common or preferred shares underlying our ADSs unless a registration statement under the U.S. Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common or preferred shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. If a registration statement is not filed and an exemption from registration does not exist, Citibank N.A., as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of the sale. However, the preemptive rights will expire if the depositary cannot sell them. For a more complete description of preemptive rights with respect to the common or preferred shares, see Item 10 "Additional Information--Memorandum and Articles of Association--Preemptive Rights."

You may not be able to sell your ADSs at the time or the price you desire because an active or liquid market for our ADSs may not be sustained.

     Our preferred ADSs have been listed on the New York Stock Exchange since February 21, 2001, while our common ADSs have been listed on the New York Stock Exchange since August 7, 2000. Although our ADSs are already traded on the New York Stock Exchange, we cannot predict whether an active liquid public trading market for our ADSs will be sustained. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although ADS holders are entitled to withdraw the common or preferred shares underlying the ADSs from the depositary at any time, we do not anticipate that a public market for our common or preferred shares will develop in the United States.

Restrictions on the movement of capital out of Brazil may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the common or preferred shares underlying the ADSs.

     The Brazilian government may impose temporary restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil's balance of payments or there are reasons to foresee a serious imbalance.

     The Brazilian government imposed remittance restrictions for approximately six months in 1990. Similar restrictions, if imposed, could impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of common or preferred shares from Reais into U.S. dollars and the remittance of the U.S. dollars abroad. We cannot assure you that the Brazilian government will not take similar measures in the future. In such a case, the depositary for the ADSs will hold the Reais it cannot convert for the account of the ADS holders who have not been paid. The depositary will not invest the Reais and will not be liable for the interest.

If you exchange your ADSs for common or preferred shares, you risk losing the ability to remit foreign currency abroad and Brazilian tax advantages.

     The Brazilian custodian for our common or preferred shares underlying our ADSs must obtain a certificate of registration from the Central Bank of Brazil to be entitled to remit U.S. dollars abroad for payments of dividends and other distributions relating to our preferred and common shares or upon the disposition of the common or preferred shares. If you decide to exchange your ADSs for the underlying common or preferred shares, you will be entitled to continue to rely, for five Brazilian business days from the date of exchange, on the custodian's certificate of registration. After that period, you may not be able to obtain and remit U.S. dollars abroad upon the disposition of the common or preferred shares, or distributions relating to the common or preferred shares, unless you obtain your own certificate of registration or register under Resolution No. 2,689, of January 26, 2000, of the Conselho Monetario Nacional (National Monetary Council), which entitles registered foreign investors to buy and sell on the Brazilian Stock Exchange. If you do not obtain a certificate of registration or register under Resolution No. 2,689, you will generally be subject to less favorable tax treatment on gains with respect to the common or preferred shares.

     If you attempt to obtain your own certificate of registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to the common or preferred shares or the return of your capital in a timely manner. We cannot assure you that the custodian's certificate of registration or any foreign capital registration obtained by you may not be affected by future legislative or regulatory changes, or that additional restrictions applicable to you, the disposition of the underlying common or preferred shares or the repatriation of the proceeds from disposition will not be imposed in the future.

You may face difficulties in protecting your interests as a shareholder because we are subject to different corporate rules and regulations as a Brazilian company and because holders of our common shares, preferred shares and ADSs have fewer and less well-defined shareholders' rights than those traditionally enjoyed by United States shareholders.

     Our corporate affairs are governed by our by-laws and the Brazilian corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Brazil. In addition, your rights as an ADS holder or the rights of holders of the common or preferred shares under Brazilian corporate law to protect interests relative to actions by our board of directors may be fewer and less well-defined than those under the laws of other jurisdictions.

     Although insider trading and price manipulation are considered crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in some other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well-defined and enforced in Brazil than in the United States, putting holders of our common shares, preferred shares and ADSs at a potential disadvantage. Corporate disclosure may be less complete or informative than what may be expected of a U.S. public company.

     We are a mixed-capital company organized under the laws of Brazil and all of our directors and officers reside in Brazil. Substantially all of our assets and those of our directors and officers are located in Brazil. As a result, it may not be possible for you to effect service of process upon us or our directors and officers within the United States or other jurisdictions outside Brazil or to enforce against us or our directors and officers judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain requirements are met, you may face more difficulties in protecting your interests in the case of actions against us or our directors and officers than would shareholders of a corporation incorporated in a state or other jurisdiction of the United States. See "Difficulties of Enforcing Civil Liabilities Against Non-U.S. Persons" for more detailed information on enforcement of judgments in Brazil.

Preferred shares and the ADSs representing preferred shares generally do not give you voting rights.

     A portion of our ADSs represent our preferred shares. Under Brazilian law and our by-laws, holders of preferred shares generally do not have the right to vote in meetings of our stockholders. This means, among other things, that holders of ADSs representing preferred shares are not entitled to vote on important corporate transactions or decisions. See Item 10 "Additional Information--Memorandum and Articles of Incorporation--Voting Rights" for a discussion of the limited voting rights of our preferred shares.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

     Petroleo Brasileiro S.A.--PETROBRAS is a mixed-capital company created pursuant to Law No. 2,004 (effective as of October 3, 1953).

     A mixed-capital company is a Brazilian corporation created by special law of which a majority of the voting capital must be owned by the Brazilian federal government, a state or a municipality. We are controlled by the Brazilian federal government, but our common and preferred shares are publicly traded. Our principal executive office is located at Avenida Republica do Chile, 65, 20035-900 - Rio de Janeiro - RJ, Brazil and our telephone number is (55-21) 2534-4477.

     We are one of the world's largest integrated oil and gas companies, engaging in a broad range of oil and gas activities. Based upon our 2001 consolidated revenues, we are the largest corporation in Brazil and the third largest industrial corporation in Latin America. For the year ended December 31, 2001, we had sales of products and services of U.S.$34,145 million, net operating revenues of U.S.$24,549 million and net income of U.S.$3,491 million.

     We began operations in Brazil in 1954 as a wholly-owned government enterprise responsible for all hydrocarbon activities in Brazil. From that time until 1995, we had a government-granted monopoly for all crude oil and gas production, refining and distribution in Brazil. On November 9, 1995, the Brazilian Constitution was amended to authorize the Brazilian government to contract with any state or privately owned company to carry out the activities related to the upstream and downstream segments of the Brazilian oil and gas sector. This amendment eliminated our effective monopoly.

     We engage in a broad range of activities, which cover the following segments of our operations:

     . exploration, development and production of crude oil and oil products in Brazil;

     . refining, transportation and marketing of crude oil, oil products and fuel alcohol, including investments in petrochemicals;

     .    distribution of oil products and fuel alcohol to end-users;

     . commercialization and transportation of natural gas produced in or imported into Brazil, including participation in natural gas distribution and transportation companies in Brazil and development of thermoelectric power projects and related power activities; and

     . international activities, including exploration and production, transportation, distribution and natural gas and power activities outside of Brazil.

     For a breakdown of total revenues by category of activity for each of the last three financial years, see Item 5 "Operating and Financial Review and Prospects--Business Segments."

     The crude oil and natural gas industry in Brazil has experienced significant reforms since the enactment of Law No. 9,478, or the Oil Law, on August 6, 1997 which established competition in Brazilian markets for crude oil, oil products and natural gas in order to benefit end-users. Effective January 2, 2002, the Brazilian government deregulated prices for crude oil and oil products. See "--Regulation of the Oil and Gas Industry--Price Regulation." The gradual transformation of the oil and gas industry since 1997 has led to increased participation by international companies in Brazil across all segments of our business, both as our competitors and as our partners.

     In conjunction with the reforms in the Brazilian energy industry, we have completed a reorganization designed to ensure our competitiveness and improved profitability in the evolving Brazilian energy markets. This reorganization included:

     . creation of functional business segments to improve information flow and decision-making;

     .    incorporation of rate-of-return hurdles for individual segments;

     . increased emphasis on integrated energy projects that allow us to competitively participate in all aspects of the energy value chain; and

     . amendment of our by-laws to enhance transparency and corporate efficiency.

Overview by Business Segment

Exploration, Development and Production

     We participate in exploration, development and production activities throughout Brazil and, as of December 31, 2001, in eight other countries. Our reserves are primarily located in the offshore Campos Basin, which represents Brazil's largest oil region and one of the most prolific oil and gas areas in South America. As of December 31, 2001, we had estimated proved developed and undeveloped reserves of approximately 9.3 billion barrels of oil equivalent, compared to 9.8 billion barrels of oil equivalent as of December 31, 2000. As of December 31, 2001, our proved developed and undeveloped reserves were composed of 7.7 billion barrels of oil and condensate and 9.1 trillion cubic feet of natural gas, making us the seventh largest publicly traded oil and gas company in the world based upon proved reserves. Our reserve base has grown over the last five years. Proved reserves have increased at an annual growth rate of 4.1%, primarily as a result of our deepwater exploration and development success. Over the last five years, our average daily production has grown at an annual growth rate of 10.7% to 1.3 million barrels per day of crude oil and natural gas liquids, or NGLs, and 1.6 billion cubic feet of natural gas per day for the year ended December 31, 2001.

Refining, Transportation and Marketing

     In Brazil, we own and operate eleven refineries with a gross aggregate capacity of 1.93 million barrels of crude oil per day. In the year ended December 31, 2001, we processed 602 million barrels of crude oil, or 1.65 million barrels per day. We produced 1.64 million barrels of oil products per day in 2001, composed of 35% diesel fuel, 19% gasoline, 18% fuel oil, 14% naphtha and jet fuel and 14% other oil products. Our average refinery utilization was 83% over the past three years, while our installed capacity in Brazil has grown approximately 5.4%, from 1.89 million barrels per day in 1999 to 1.93 million barrels per day at the end of 2001.

     In addition, we own interests in two refineries in Bolivia and one in Argentina, resulting in a total refining capacity in South America of 2.02 million barrels per day. In the year ended December 31, 2001, we processed 1.71 million barrels per day, representing approximately 27% of the current total crude oil refining capacity in South America and the Caribbean.

     We operate an extensive storage network, with an aggregate capacity of 62.9 million barrels as of December 31, 2001, which enables us to supply oil products throughout Brazil. In addition, we operate a pipeline network for crude oil and oil products of approximately 6,527 kilometers (4,057 miles) of which approximately 26.4% is typically devoted to crude oil deliveries. We are currently reorganizing our crude oil transportation capabilities to better serve our vertically integrated operations.

Distribution

     Our sales network for retail distribution of oil products, fuel alcohol and natural gas consisted of 7,031 service stations in Brazil as of December 31, 2001 (as compared to 7,132 as of December 31, 2000), of which 537 are owned by BR, our subsidiary. BR's owned and franchised service station network represents approximately 25% of all of the service stations in Brazil, with approximately 42% of this network being located in the populous and industrial southeast region of Brazil. BR also sells directly to commercial and industrial end-users. For the year ended December 31, 2001, BR had net operating revenues of U.S.$6,868 million of which 52% were commercial and industrial sales and 48% were retail sales. In 2001, BR was the largest distributor of refined oil products and fuel alcohol in Brazil with a 32.8% market share (by volume of sales), which we achieved by leveraging our extensive sales network and BR's strong brand image. For the year ended December 31, 2001, 50% of BR's net operating revenues were generated from sales of diesel and fuel oil, which are traditionally sold to industrial customers, transportation companies and the Brazilian government.

Natural Gas and Power

     Natural gas exploration and production, marketing and distribution is becoming an increasingly important part of our business as Brazil's energy needs grow and the Brazilian government actively encourages diversification of power away from hydroelectric power. The Brazilian government has estimated that natural gas will represent 10% of primary energy consumption by 2005 and 12% by 2010. We intend to serve this potential growing demand primarily through:

     . the production of associated and non-associated natural gas from our domestic reserves, primarily Campos Basin; and

     . the production and importation by pipeline of non-associated natural gas from our reserves in Bolivia and, to a lesser extent, in Argentina.

     We currently own interests in sixteen natural gas distribution companies, which primarily serve industrial and commercial end-users, in furtherance of our plan to vertically integrate our natural gas operations.

     Our most significant natural gas project, amounting to U.S.$1.7 billion in capital expenditures as of December 31, 2001, is the Bolivia-Brazil pipeline, which connects Bolivia and Brazil's system of gas transportation pipelines and is designed to facilitate increased importation activities.

     Investments in the power industry are also becoming an important part of our business. During 2001, our total investments in thermoelectric power activities, including capital expenditures and capital commitments, totaled U.S.$308 million (R$717 million). We have interests in 17 of the 38 gas-fired thermoelectric plants proposed or being built in Brazil under the PPT. We have (or have agreed to acquire) minority interests ranging from approximately 10% to 49% in 14 of these plants and majority interests in the remaining three plants. We expect gas-fired thermoelectric plants to be a major source of increased demand for natural gas in Brazil.

International

     The international segment of our business includes all our activities outside of Brazil, including exploration and production, transportation, distribution, natural gas and power. In 2001, approximately 12% of our revenues were generated from sales outside Brazil. We began our international exploration and development activities in 1972, and we made our earliest discoveries onshore in Colombia in that year. We currently conduct significant oil and gas exploration activities in five other countries and production activities in eight countries, principally in South America, the Gulf of Mexico and West

Africa. As of December 31, 2001, our capital expenditures for international exploration and development were U.S.$318 million. Finally, in 1998, we included in our international segment our international distribution activities, which we acquired pursuant to the investment that we made in Bolivia and more recently in Argentina through the Repsol-YPF transaction.

Our Competitive Strengths

     We have a number of key strengths, including:

     . our dominant market position in the production, refining and transportation of crude oil and oil products in Brazil;

     .    our reserve base and comparatively long reserve life;

     .    our deepwater technological expertise;

     . our cost efficiencies created by our large scale operations combined with our vertical integration within each of our business segments;

     . our strong position in Brazil's potentially growing natural gas markets; and

     . our success in attracting international partners in all our activities.

Our dominant market position in the production, refining and transportation of crude oil and oil products in Brazil

     Our legacy as Brazil's former sole crude oil and oil product company has provided us with a fully developed operational infrastructure throughout Brazil and a large proved reserve base. Our long history, resources and established presence in Brazil will permit us to compete effectively with other market participants and new entrants following the deregulation of the Brazilian oil and gas industry. We operate all major development fields in Brazil and operate approximately 98.6% of the country's refining capacity. Our average daily production has grown at an annual rate of 10.2% in 2001, 12.1% in 2000 and 10.6% in 1999.

Our reserve base and comparatively long reserve life

     As of December 31, 2001, we had estimated proved developed and undeveloped reserves of approximately 9.3 billion barrels of oil equivalent. In addition, we have a substantial base of exploration acreage both in Brazil and abroad, which we are evaluating by ourselves and with industry partners in order to increase our reserves.

     As of December 31, 2001, our proved reserves to production ratio was 16 years, as compared to an international industry average of 13 years.

     We believe that our proved reserves will provide us with significant opportunities for:

     .    sustaining and increasing production growth; and

     . controlling costs in the future as we achieve greater economies of scale.

Our deepwater technological expertise

     While developing Brazil's offshore basins over the past 34 years, we have gained expertise in deepwater drilling, development and production techniques and technologies. We have attained notable milestones in deepwater operations, including:

     . the current world record for the deepest offshore producing well located in the Roncador field at 6,157 feet (1,877 meters) water depth; and

     . the current world record for the deepest exploration well drilled located in the Campos Basin at 9,144 feet (2,787 meters) water depth.

     Additionally, we have been developing technology to permit production from wells at water depths of up to 9,842 feet (3,000 meters).

     Our expertise in deepwater drilling, exploration, development and production, has allowed us to achieve high drilling success ratios and high production while reducing lifting costs. Our aggregate average lifting cost for crude oil and natural gas products in Brazil for the year ended December 31, 2001 was U.S.$6.51 per barrel of oil equivalent including government taxes and imports, and U.S.$3.22 per barrel of oil equivalent excluding government taxes and imports.

Our cost efficiencies created by our large scale operations combined with our vertical integration within each of our business segments

     As the dominant integrated crude oil and natural gas company in Brazil, we can be cost efficient as a result of:

     . the location of over 78% of our proved reserves in large, contiguous and highly productive fields in the offshore Campos Basin, which allows for the concentration of our operational infrastructure, thereby reducing our total costs of exploration, development and production;

     . the location of most of our refining capacity in the southeast region, directly adjacent to the Campos Basin and situated within the country's most heavily populated and industrialized markets; and

     . the relative balance between our current production of 1.5 million barrels per day, our refining throughput of 1.6 million barrels per day and the Brazilian market total demand for hydrocarbon products of
          1.8 million barrels per day as of December 2001.

     We believe that these cost efficiencies created by our integration, our existing infrastructure and our balance allow us to compete effectively with other Brazilian producers and importers of oil products into the Brazilian market.

Our strong position in Brazil's potentially growing natural gas markets

     We participate in most aspects of the Brazilian natural gas market. Because of the diversity of our natural gas operations, we believe that we are well-positioned to take advantage of the opportunity to meet potentially growing energy needs in Brazil through the use of natural gas. We intend to do so through our:

     . development of significant proved natural gas reserves in Bolivia and, to the extent possible, the signing of long-term agreements for the importation of natural gas from Bolivia to be sold to natural gas distribution companies in Brazil;

     . continued participation and investment in the 1,969 miles (3,150 kilometers) long Bolivia-Brazil natural gas pipeline, which has made possible the importation and distribution throughout Brazil of significant Bolivian gas reserves;

     . increasing production of non-associated natural gas and investing in the necessary processing facilities from our domestic fields;

     . planned investments in expansion of the natural gas transportation network throughout Brazil;

     . increased participation in the natural gas distribution market through investments in sixteen of the twenty natural gas distribution companies in Brazil, which primarily serve industrial and commercial end-users; and

     . development of thermoelectric power through investments in 17 of the 38 gas-fired thermoelectric plants proposed to be built in Brazil and agreements to purchase electricity from and sell natural gas to these plants under the PPT.

Our success in attracting international partners in all our activities

     As a result of our experience, expertise and extensive infrastructure network in Brazil, we have attracted partners in our exploration, development, refining, and power activities such as Repsol-YPF, ExxonMobil, Shell, British Petroleum, Chevron-Texaco and TotalFinaElf. Partnering with other companies allows us to share risks, capital commitments and technology in our continuing development and expansion.

     We may face significant risks in our ability to take full advantage of these competitive strengths. See Item 3 "Key Information--Risk Factors."

Our Business Strategy

     We intend to continue to expand our oil and gas exploration and production activities and pursue strategic investments within and outside of Brazil to further develop our business. We seek to evolve from a dominant integrated oil and gas company in Brazil into an energy industry leader in Latin America and a significant international oil and gas company. In line with our Strategic Plan and to further these goals, we intend to:

     .    expand production while increasing reserves;

     . upgrade our refineries to increase their ability to process heavier domestic crude production while at the same time fulfilling a growing percentage of the current demands of the Brazilian market;

     . expand international operations through internal growth, partnerships and acquisitions;

     . develop and improve systematic, company-wide initiatives to address environmental, health and safety concerns and ensure compliance with environmental regulations;

     .    capitalize on our natural gas assets;

     .    operate successfully in a deregulated market; and

     .    meet targeted operating costs and return on capital.

Expand production while increasing reserves

     We seek to generate production growth from the continued development of our proved undeveloped reserve base of 4.4 billion barrels of oil equivalent as of December 31, 2001, which represents approximately 48% of our total proved reserves. Our 2001-2005 budget contemplates capital expenditures of approximately R$34.5 billion (U.S.$15 billion) in development activities for this five-year period.

     At the same time that we seek to expand production, we intend to increase our proved reserves principally through an exploration program focused on deepwater exploration in Brazil. We have net exploration, development and production rights in 39.3 million acres (158,900 square kilometers) in Brazil. We expect to continue to participate selectively with major regional and international oil and gas companies in bidding for new concessions and in developing our large offshore fields.

     We also intend to pursue international exploration and production opportunities with industry participants primarily in the west coast of Africa, the Gulf of Mexico and South America. As a result of this strategy, we have recently made discoveries in Agbami and Akpo (off the coast of Nigeria) and in a deepwater field in the Gulf of Mexico. We have exploration, development and production rights in 14.3 million (gross) and 5.2 million (net) acres (58,000 (gross) and 21,000 (net) square kilometers) abroad.

Upgrade our refineries to increase their ability to process heavier domestic crude production while at the same time fulfilling a growing percentage of the current demands of the Brazilian market

     Our refineries were originally constructed to process light imported crude oil, whereas our current reserves and increasing production consists of heavier crude oil. We plan to improve and adapt our refineries to process our domestic production by continuing to:

     . invest in our refineries to adapt them to process greater volumes of heavier domestic crude oil, thereby reducing the amount of crude oil we have to import to meet demand;

     . invest in our refineries to produce the light and middle distillate products that are of higher value and demanded by the Brazilian market;

     . seek to upgrade the technology of our refining operations to increase efficiency; and

     . modify our refinery operations to increase output of an increasing variety of oil products.

Expand international operations through internal growth, partnerships and acquisitions

     We will focus our non-Brazilian activities in areas where we can successfully exploit our competitive advantages, such as deepwater drilling and regional integration. Our current plans include:

     . continued drilling off the west coast of Africa, the Gulf of Mexico and South America in order to become a more significant participant in these regions;

     . increasing our downstream oil operations in South America in order to integrate these operations with our other activities in the region, such as we did in the Repsol-YPF transaction. See
          "--International--Argentine Activities--Repsol Transaction"; and

     . further developing an integrated power and natural gas network in the Southern Cone.

     We intend to grow not only through growth of our operations in these regions, but also through strategic partnerships with other industry participants as well as acquisitions. We are also currently evaluating the possibility of acquiring Petrolera Santa Fe, the Argentine subsidiary of Devon Energy Corporation, although we have not entered into any binding acquisition agreement.

     In addition, we are currently studying additional possibilities for acquiring service station networks outside Brazil. In December 2001, we opened our first service station in Bolivia, which will receive oil products from our Bolivian refineries.

Develop and improve systematic, company-wide initiatives to address environmental, health and safety concerns and ensure compliance with environmental regulations

     The protection of human health and the environment is one of our primary concerns, and is essential to our success as an integrated oil and gas company. In order to address and prioritize health and safety concerns and ensure compliance with environmental regulations, we have:

     . in April 2000, developed the Programa de Excelencia em Gestao Ambiental e Seguranca Operacional (Environmental, Management and Operational Safety Excellence Program, or PEGASO), to promote improvements in quality of offshore oil exploration, development and production operations by December 2002 and to analyze and address the causes of environmental accidents;

     . proposed the execution of, or entered into, environmental commitment agreements with several environmental protection agencies and/or the federal or state public ministries, in which we agree to undertake certain measures in order to complete the environmental licensing for several of our operating facilities;

     . created a division to address environmental quality and industrial safety matters, thereby facilitating the development of systematic, company-wide procedures to handle environmental, health and safety concerns;

     . established our environmental, safety and health policy, which focuses on principles of sustainable development, compliance with legislation, the availability and use of environmental performance indicators and life cycle thinking for improving our products;

     . undertaken capital investments to reduce the environmental impact of our operations, including making improvements to our refineries and transportation facilities and developing and implementing oil pollution and prevention guidelines to which our employees adhere;

     . established local and regional onshore and offshore contingency plans to deal with oil spills at sea; and

     . upgraded our facilities and operations to maintain environmental compliance and receive integrated environmental, health and safety certificates for all our operating units.

     Additionally, we conduct environmental impact studies for all our projects. We will continue to evaluate and develop initiatives to address environmental, health and safety concerns and to reduce our exposure to environmental risks.

Capitalize on our natural gas assets

     Through our participation in all segments of the natural gas market, both in Brazil and abroad, we seek to stimulate and meet natural gas demand. We intend to continue to expand our participation in the natural gas market by:

     . expanding our production of associated gas offshore and exploiting our non-associated gas reserves in Bolivia and the Solimoes basin;

     . expanding our extensive natural gas pipeline network to further connect our natural gas reserves with refineries and other primary distribution points all over Brazil;

     . maintaining investments in natural gas distribution and transportation companies; and

     . positioning ourselves as an integrated participant in the electric power industry through strategic investments in the development of gas-fired thermoelectric power plants in Brazil.

     As a result of our investments and the growing importance of natural gas as an energy alternative, we anticipate that the proportion of our revenues and the proportion of our assets represented by our natural gas operations will increase, leading to a greater impact of these activities on our results of operations.

Operate successfully and transparently in a deregulated market

     Since the beginning of market liberalization and price deregulation in 1997, we have been taking steps to prepare for market competition. In order to meet the challenges of competition, we have:

     . conducted analyses of the actual and potential sources of competition in each of our business segments; and

     . planned to continue upgrading and modernizing our refineries to increase capacity to refine heavy oil and improve the quality of the oil products we produce in order to compete with imports of oil products.

     In 2000, we reorganized the company into 40 business units. This reorganization was intended to:

     . facilitate each business unit's ability to assess and respond to market forces;

     .    promote efficient allocation of capital resources;

     .    enhance corporate governance; and

     .    improve operational efficiency.

     In order to enhance and institutionalize our corporate governance, we are transforming our corporate culture and by-laws to encourage greater agility, transparency and accountability to shareholders. We believe that these corporate changes better position us to compete in a deregulated market, increase investor confidence in our company and enhance our market value. See "--History and Development of the Company." As part of this development, in March 2002 we amended our by-laws to comply with changes to the Brazilian Corporation Law, improve our corporate governance and, accordingly, permit us to qualify for a higher level listing (Level 2) on the principal Brazilian stock exchange. Some of the most significant changes were:

     . election of one member of the board of directors by preferred shareholders;

     .    restrictions on using our auditors for consulting services;

     . acceptance of rules of market arbitration for disputes between us and our shareholders;

     .    enhanced technical qualifications for top managers and board members;

     .    one year renewable term for members of our board of directors; and

     . formalization of an investment committee, which will have statutory responsibility to all shareholders.

     In addition to the changes we have implemented in our by-laws, we have adopted the following policies and procedures which implement our corporate governance policies:

     . the Corporate Governance Guidelines, which establish procedures for our board of directors and matters where the opinion of our preferred shareholders will be considered;

     . the Code of Good Practices, which institutes corporate policies relating to matters such as information disclosure, insider trading restrictions, management and professional behavior and selection of management of subsidiaries and affiliates; and

     . the Internal Regulation, which defines responsibilities and procedures regulating the meetings of the board of directors, board committees, business committee and management committee.

Meet targeted operating costs and return on capital

     We are making significant efforts to control our operating costs. We are targeting for 2005 a reduction in the aggregate average lifting costs in Brazil for crude oil and natural gas to U.S.$2.8 per barrel of oil equivalent, excluding government take, from U.S.$3.3 per barrel of oil equivalent in 2001. We will seek to reduce our operating costs per barrel by a number of means, including:

     . expanding our exploration, development and production activities near our existing operations, which allows for the concentration of our operational infrastructure;

     . targeting a return on capital of 14%, assuming a price of U.S.$15 for Brent crude oil;

     . bringing additional developments onstream in large new offshore fields with high well productivity;

     . employing ongoing improvements in production techniques developed by us and by the drilling industry;

     . disposing of marginal and non-core assets, such as our operations in the United Kingdom and small fields in Brazil; and

     . increasing gas sales through the Bolivia-Brazil pipeline and improving our program to control and reduce production losses.

Exploration, Development and Production

Summary and Strategy

     We currently conduct exploration, development and production activities throughout Brazil and in eight other countries. We began domestic production in 1954 and international production in 1972. As of December 31, 2001, our estimated worldwide net proved crude oil and natural gas reserves were approximately 9.3 billion barrels of oil equivalent. Crude oil represented 84% and natural gas represented 16% of these reserves. Our proved reserves are located principally in Brazil, in the Campos Basin.

     During 2001, our average daily domestic production was 1.34 million barrels per day of oil and NGLs and 1.39 billion cubic feet of natural gas per day, compared to an average daily international production of approximately 52,950 barrels per day of oil and NGLs and 126 million cubic feet of natural gas per day. Our aggregate average lifting costs for crude oil and natural gas were U.S.$3.3 per barrel of oil equivalent in Brazil (excluding government take) and U.S.$2.8 per barrel of oil equivalent abroad.

     We conduct our exploration, development and production activities in Brazil through concession contracts. Under the terms of the Oil Law, in 1998 we were granted the concession rights to areas where we were already producing or could demonstrate we could explore or develop within a certain time frame. Since then, we have added to our exploration acreage through our participation in bidding rounds that have been conducted annually by the Agencia Nacional de Petroleo (the National Petroleum Agency, or the ANP) since 1999. In a number of our concessions, we have agreed with foreign partners to jointly explore and develop the concessions. In conjunction with the majority of these arrangements, we received a carried interest for capital expenditures made during the exploration phase, with our partners incurring all capital expenditures until the development of a commercial discovery commences. As of December 31, 2001, we held 328 areas, representing 39,273,251 acres. We currently have joint venture agreements for exploration and production with approximately 30 foreign and domestic companies. See "--International--Exploration and Production" for a full description of our international activities.

     Our main strategies in exploration, development and production in Brazil are to:

     . increase production by developing our proved reserves, mainly by focusing on deepwater offshore activities;

     .    increase reserves through continued exploration;

     .    reduce lifting costs; and

     . continue to take advantage of opportunities to acquire exploration concessions in Brazil.

     Our exploration, development and production results are reflected in the "Exploration and Production" segment in our audited consolidated financial statements.

Principal Domestic Oil and Gas Producing Regions

                                      [MAP]

     The earliest discoveries of hydrocarbons in Brazil were made in the State of Bahia by the Conselho Nacional do Petroleo (Brazilian Oil Council, or CNP), between 1939 and 1954. Following the discoveries by CNP, we were created and began domestic exploration and production in 1954. Our first discoveries were made onshore in the States of Bahia, Alagoas and Sergipe in the 1950s and 1960s. In the 1970s, we made major offshore discoveries in shallow waters off the coast of the States of Rio Grande do Norte, Ceara and Rio de Janeiro. In the mid-1980s, the deepwater pools in the Campos Basin off the coast of the State of Rio de Janeiro were discovered, and further exploration culminated with the deepwater discovery of the giant Roncador field in 1996.

     Our progress can be seen in the growth of our annual daily production. In 1970, we produced 167 Mbpd of crude oil, condensate and natural gas liquids in Brazil. We increased production to 188 Mbpd in 1980, 654 Mbpd in 1990 and 1,271 Mbpd in 2000. New platforms, along with high production efficiency of our platforms in the Campos Basin, enabled us to attain a new company record of daily production of 1,610 Mbpd on May 12, 2002.

Campos Basin

     The successful discovery and development of the oil fields in the Campos Basin marked a critical breakthrough in our history and that of the Brazilian oil and gas industry. The Campos Basin is our largest oil and gas producing region, and covers approximately 28.4 million acres (115,000 square kilometers). Since exploration activities in the Campos Basin began in 1968, over 50 hydrocarbon reservoirs have been discovered in this region, including ten large oil fields in deepwater and ultra deepwater. In terms of proved hydrocarbon reserves and annual production, the Campos Basin is the largest oil basin in Brazil and one of the most prolific oil and gas areas in South America. Annual crude oil production volume in the region has steadily increased for the past ten years and reached 1,052,524 barrels per day in 2001, which accounted for approximately 79% of Brazilian oil production.

     As of December 31, 2001, we produced crude oil from 36 fields in the Campos Basin. As of December 31, 2001, our proved crude oil reserves in the Campos Basin were 6.7 billion barrels, representing 87% of our total proved crude oil reserves. In 2001, the reserve-to-production ratio of the Campos Basin was 16 years. In 2001, the crude oil we produced in the Campos Basin had an average API gravity of 20.6 DEG. and an average water cut of 30%. We currently have 21 floating production systems, 13 fixed platforms and 4,400 kilometers of pipeline operating in 39 fields at water depths of 50 to 3,400 meters in the Campos Basin.

Santos Basin

     The Santos Basin represents one of our most active and promising exploration areas. We currently have exploration rights to 10 blocks in the Santos Basin, with a combined acreage of 55.5 million square kilometers (versus
62.7 million square kilometers under concession in all of the Campos Basin). Current production is 11 Mboe per day of crude oil in the Caravelas and Merluza fields.

Espirito Santo Basin

     In partnership with Shell and Chevron Texaco, we made several discoveries of heavy crude oil in the Espirito Santo Basin, but it is still unclear whether this crude oil is commercially recoverable. During 2001, we produced 26.4 Mboe per day of crude oil in the Espirito Santo Basin.

Solimoes Basin

     The Solimoes Basin is primarily a natural gas producing region which covers approximately 232.3 million acres (940,000 square kilometers) in the Amazon region. As of December 31, 2001, the Solimoes Basin proved reserves totaled
253.2 million barrels of oil equivalent, which represents 3% of our total domestic proved reserves. Of these 253.2 million of barrels of oil equivalent, only 113.4 million barrels of oil equivalent is attributable to crude oil and NGLs. The remaining 55% of the proved reserves is attributable to natural gas. By volume, proved natural gas reserves in the Solimoes Basin are 838.4 billion cubic feet, representing 12% of our domestic proved reserves of natural gas.

Properties

     The following table sets forth our developed and undeveloped acreage by oil region and associated crude oil and natural gas production:

                                                                  Average Oil and      Average Oil and
                                              Production             Natural Gas          Natural Gas
                                            Acreage as of          Production for       Production for
                                          December 31, 2001           the Year             the Year
                                       -----------------------   Ended December 31,   Ended December 31,
                                       Developed   Undeveloped     2001/(1)//(3)/        2000/(1)//(3)/
                                       ---------   -----------   ------------------   ------------------
                                              (in acres)                     (boe per day)/(2)/
Brazil/(1)/
   Offshore
      Campos Basin .................   1,652,587      16,184          1,152,745            1,088,237
      Other offshore ...............     285,500      83,202             80,661               86,927
   Total offshore ..................   1,938,087      99,386          1,233,406            1,175,164
   Onshore .........................     974,898     127,084            334,501              316,308
                                       ---------     -------          ---------            ---------

Total Brazil .......................   2,912,985     226,470          1,567,907            1,491,472
International ......................     416,733      48,680             69,612               73,540
                                       ---------     -------          ---------            ---------

Total ..............................   3,329,718     275,150          1,637,519            1,565,012
                                       =========     =======          =========            =========

/(1)/ Over 82% of our production of natural gas is associated gas.
/(2)/ See "Conversion Table" for the ratios used to convert cubic feet of natural gas to barrels of oil equivalent.
/(3)/ Includes production from shale oil reserves, natural gas liquids and reinjected gas volumes, which are not included in our proved reserves
+     figures.

Exploration and Development Activities

Our Concessions in Brazil

     During the time we had a government-granted monopoly in Brazil for oil and gas operations, we had the right to exploit all exploration, development and production areas in Brazil. When the Brazilian government deregulated the Brazilian oil and gas sector beginning in 1998, our effective monopoly terminated. On August 6, 1998, we signed concession contracts with the ANP for all of the areas we had been using prior to 1998. Those concession contracts covered 397 areas, consisting of 231 production areas, 115 exploration areas and 51 development areas, for a total area aggregating 113.3 million gross acres (458,532 square kilometers).

     Since 1998, we have entered into 46 exploration and development agreements with numerous oil and gas companies. Our percentage participation ranges from 20% to 90%, and in 22 of the 46 agreements, we are principally responsible for conducting the exploration and development activities. During 2001, we entered into 8 partnership projects relating to exploration activities. As of December 31, 2001, we had partnerships with 30 foreign and domestic companies.

     By negotiating joint exploration and development arrangements with several new entrants into the Brazilian oil and gas industry, we have sought to maximize our exploratory acreage and reduce our costs and risks of exploration and development activities. In conjunction with the majority of these arrangements, we receive a carried interest for capital expenditures made during the exploration phase, with our partners incurring all capital expenditures until the development of a commercial discovery commences.

Exploration bidding rounds

     Since 1998, the ANP has conducted bidding rounds for exploration rights which are open to us and qualified third parties. We have competed in the public auctions conducted by the ANP, acquiring a large number of exploration rights, as detailed in the table below. We have also relinquished a considerable number of the exploratory areas in which we were not interested or successful in exploring.

     As of December 31, 2001, we had 328 areas, consisting of 234 production areas, 54 exploration areas and 40 development areas, for a total area aggregating 39.3 million net acres (159,000 square kilometers). The total area represents 2.5% of the Brazilian sedimentary basins.

     We have participated in the first, second and third auctions for exploration rights conducted by the ANP, and expect to actively participate in the fourth auction, scheduled for June 2002.

     . The first public auction of oil exploration areas was held on June 15 and 16, 1999. Of the 27 offered exploratory blocks, covering a total area aggregating approximately 32.7 million acres (132,176 square kilometers), only 15 were acquired by bidders. We acquired exploration rights in five exploratory blocks for a total investment by us of approximately U.S.$8 million.

     . The second public auction of oil exploration areas was held on June 7, 2000. Of the 23 offered exploratory blocks, covering a total area aggregating approximately 14.3 million acres (57,800 square kilometers), 22 were acquired by bidders. We acquired exploration rights in eight exploratory blocks for a total investment by us of approximately U.S.$91.5 million.

     . The third public auction of oil exploration areas was held on June 19 and 20, 2001. Of the 53 offered exploratory blocks covering a total area aggregating approximately 22.2 million acres (89,800 square kilometers), 34 were acquired by bidders. We acquired exploration rights in fifteen exploratory blocks for a total investment by us of approximately U.S.$33.3 million.

     The following chart summarizes our success in the exploration bidding rounds conducted by the ANP, as described above:

                                                                                 Activity
                                                            ---------------------------------------------------
                                                            Exploration   Development   Production     Total
                                                            -----------   -----------   ----------   ----------
Areas requested (October 13, 1997).......................          133           52           240           425
Concessions granted (August 6, 1998).....................          115           51           231           397
Areas relinquished (May 11, 1999)........................          (26)           0             0           (26)
Areas redefined..........................................           --           (5)            5            --
Areas held (June 1, 1999)................................           89           46           236           371
Areas won on Bid, Round 1 (June 15-16, 1999).............            5            0             0             5
Areas redefined..........................................           --           (5)            5            --
                                                            ----------      -------     ---------    ----------
New concessions (July 1, 1999)...........................            0            0             1             1
Areas relinquished (January 26, 2000)....................           (3)           0             0            (3)
Areas won on Bid, Round 2 (June 7, 2000).................            8            0             0             8
                                                            ----------      -------     ---------    ----------
Areas held (December 31, 2000)...........................           99           41           242           382
New concession (March 21, 2001) (Angico).................           --            1            --             1
Areas sold (May 10 and 11, 2001).........................            0           (3)          (10)          (13)
Areas won on Bid, Round 3 (June 19-20, 2001).............           15           --            --            15
New concession (August 1, 2001) (Curio)..................           --            1            --             1
New concession (August 2, 2001) (Beija-Flor).............           --            1            --             1
Area redefined (August 6, 2001) (Curio)..................           --           (1)            1            --
Areas relinquished (August 6, 2001)......................          (58)          --            --           (58)
Areas relinquished (October 5, 2001) (BC-8)..............           (1)          --            --            (1)
New concession (November 5, 2001) (Cardeal)..............           --            1            --             1
Areas relinquished (December 12, 2001) (BC-9)............           (1)          --            --            (1)
Areas redefined (December 18, 2001) (Ipojuca Norte)......           --           (1)            1            --
Total areas held (as of December 31, 2001)...............           54           40           234           328
Net land area held in acres (as of December 31, 2001)....   36,134,173      226,363     2,912,985    39,273,521

Deepwater Expertise

     We are a leader in deepwater drilling, with recognized expertise in deepwater exploration, development and production. In recognition of our deepwater drilling achievements, we were awarded the OTC Prize by the Offshore Technology Conference in 2001. We have developed our expertise over many years and have achieved significant milestones, including the following:

     . in April 1994, we produced crude oil for the first time below a water depth of 3,281 feet (1,000 meters), and achieved a world record for depth of sub-sea completions by bringing into production a well in waters 3,369 feet (1,027 meters) deep;

     . on January 25, 1999, we completed the world's deepest offshore producing well located at Roncador field, at 6,079 feet (1,853 meters) water depth, which we surpassed in June 2000 with a producing well at 6,157 feet (1,877 meters) water depth;

     . in 2000, we confirmed the discovery of crude oil at a depth of 7,359 feet (2,243 meters) in the Campos Basin, reaching a new record for our deepwater exploration;

     . at the end of August 2001, we drilled the world's second deepwater multi-lateral well (having drilled the first such well in August
          1998), in the Barracuda-Caratinga field in the Campos Basin at a water depth of 2,815 feet (858 meters), consisting of two legs with 1,782 feet (543 meters), and 1,345 feet (410 meters) of horizontal displacement;

     . at December 31, 2001, we were operating 26 wells at water depths in excess of 3,281 feet (1,000 meters); and

     . as of December 2001, we had drilled four wells in water depth greater than 8,202 feet (2,500 meters), the deepest well being in water depth of 9,144 feet (2,787 meters), making it the fourth deepest offshore exploratory well in the world.

     Because many of Brazil's richest oil fields are located offshore in deep waters, we intend to continue to focus on our deepwater production technology to increase our proved reserves and future domestic production. See Item 5 "Operating and Financial Review and Prospects--Research and Development." Our main exploration and development efforts involve offshore fields neighboring our existing fields and production infrastructure, where higher drilling costs have been offset by higher drilling success ratios and relatively higher production. On a per-well basis, the exploration, development and production costs of an offshore well are generally higher than those costs for an onshore well. We believe, however, that offshore production is cost-effective, because historically:

     . we have been more successful in drilling offshore, as a result of the existence of a larger number of oil reservoirs offshore rather than onshore and the greater volume of offshore seismic data collected; and

     . we have been able to spread the total costs of exploration, development and production over a large base, given the size and productivity of our offshore reserves. Offshore production has exceeded onshore production by a per barrel production ratio of 4.79:1 in 2001, 4.83:1 in 2000 and 4.21:1 in 1999.

     We currently extract hydrocarbons from offshore wells in waters with depths of up to 6,158 feet (1,877 meters) and we have been developing technology to permit production from wells at water depths of up to 9,842 feet (3,000 meters). Set forth below is the distribution, by water depth, of offshore oil production in 2001 and 2000.

                       OFFSHORE PRODUCTION BY WATER DEPTH

Depth                                         Percentage in 2001   Percentage in 2000
-----                                         ------------------   ------------------
0-400 meters (0-1,312 feet)................           23%                  30%
400-1,000 meters (1,312 feet-3,281 feet)...           68%                  63%
More than 1,000 meters (3,281 feet)........            9%                   7%

Recent Exploration Activities

     Our exploration activities during the period from 1998 through 2001 led to many discoveries. The most important were:

     .    the Sao Mateus natural gas formation in the Solimoes Basin;

     . the first natural gas discovery with commercial potential in the Parana Basin;

     . the offshore discoveries of heavy crude oil in the Campos Basin, in the BC-60 and BC-2 blocks;

     . the discovery in 2000 of crude oil at a depth of 7,359 feet (2,243 meters) in the Campos Basin, reaching a new record for our deepwater exploration;

     . the discoveries of onshore crude oil in Espirito Santo and of natural gas in the coast of Espirito Santo (Fragata), close to Cangoa-Peroa;

     . the discovery of light crude oil in the Sergipe-Alagoas Basin (SEAL-100 block); and

     . the discoveries of crude oil and natural gas in the Camamu-Almada Basin, in the State of Bahia.

     We plan to expand our exploration and development activities in 2002 by:

     . drilling approximately 107 new exploratory and approximately 455 new development wells;

     . shooting and processing two-dimensional and three-dimensional seismic surveys; and

     .    constructing onshore and offshore production and support facilities.

     During 2001, we drilled a total of 369 development wells and 116 exploratory wells. Of those wells, 91 development wells and 40 exploratory wells were located in our principal Campos Basin fields. Of those development wells, nearly half were drilled in the Marlim field, with the remainder concentrated in the Roncador, Barracuda, Albacora, Espadarte, Voador, Marimba and Marlim Sul fields. We plan to drill an additional 80 of the 455 new development wells planned during 2002 in the Campos Basin, primarily in the Roncador, Marlim, Barracuda, Espadarte, Voador, Marimba and Marlim Sul fields.

     The following table sets forth the number of wells we drilled, or in which we participated, and the results thereof, for the periods indicated:

                       EXPLORATORY AND DEVELOPMENT WELLS

                                                          Brazil
                                            ------------------------------
                                                  Offshore
                                            --------------------
Period                                      Campos Basin   Other   Onshore   International   Total
------                                      ------------   -----   -------   -------------   -----
1999     Net Exploratory Wells Drilled...         6         15        32           7           60
                                                ----       ----      ---         ----         ---
         Successful......................         2          4        11           4           21
         Unsuccessful....................         4         11        21           3           39

         Net Development Wells Drilled...        20          3       138          11          172
                                                ----       ----      ---         ----         ---
         Successful......................        20          3       136          11          170
         Unsuccessful....................         0          0         2           0            2

2000     Net Exploratory Wells Drilled...        17         12        20           7           56
                                                ----       ----      ---         ----         ---
         Successful......................         1          1         7           4           13
         Unsuccessful....................        16         11        13           3           43

         Net Development Wells Drilled...        24          4       153           9          190
                                                ----       ----      ---         ----         ---
         Successful......................        24          2       145           9          180
         Unsuccessful....................         0          2         8           0           10

2001     Net Exploratory Wells Drilled...        14         37        36           6           93
                                                ----       ----      ---         ----         ---
         Successful......................         4          6         9           3           22
         Unsuccessful....................        10         31        27           3           71

         Net Development Wells Drilled...        41          9       294          11          355
                                                ----       ----      ---         ----         ---
         Successful......................        40          5       283          11          339
         Unsuccessful....................         1          4        11           0           16

     The following table sets forth our total fleet of drilling rig units. We will use these owned and leased rigs to support our future exploration, production and development activities. Most of the offshore rigs are operated in the Campos Basin.

                                 DRILLING UNITS

                                                             2001             2000             1999
                                                        --------------   --------------   --------------
                                                        Brazil   Int'l   Brazil   Int'l   Brazil   Int'l
                                                        ------   -----   ------   -----   ------   -----
Land rigs for onshore exploration and development ...     42       0       16       0       10       1
                                                         ---     ---      ---     ---      ---     ---
   Owned ............................................     17       0       12       0        8       1
   Leased ...........................................     25       0        4       0        2       0

Semi-submersible rigs ...............................     22      22       20      22       18      22
                                                         ---     ---      ---     ---      ---     ---
   Owned ............................................      4      13        4      13        4      13
   Leased ...........................................     18       9       16       9       14       9

Drill ships .........................................     11       0       13       0        9       0
                                                         ---     ---      ---     ---      ---     ---
   Owned ............................................      0       0        0       0        0       0
   Leased ...........................................     11       0       13       0        9       0

Jack-up rigs ........................................      6       1        5       1        3       1
                                                         ---     ---      ---     ---      ---     ---
   Owned ............................................      4       1        4       1        3       1
   Leased ...........................................      2       0        1       0        0       0

Moduled rigs for offshore exploration and
development .........................................     10       6        5       5        3       5
                                                         ---     ---      ---     ---      ---     ---
   Owned ............................................      7       0        4       0        3       0
   Leased ...........................................      3       6        1       5        0       5

      Total .........................................     91      29       59      28       43      29
                                                         ===     ===      ===     ===      ===     ===

Significant Planned Developments in the Campos Basin

     The development stage occurs after the completion of exploration and appraisal and prior to hydrocarbon production, and involves the development of production facilities including platforms and pipelines. We have an active development program in existing fields and in the discovery and recovery of new reserve finds. Over the last four years, we have concentrated our development investments in the deepwater fields located in the Campos Basin, where most of our proved reserves are located. We develop our fields in stages of production, which we refer to as modules.

Marlim

     Proved reserves total 1,955 million barrels of oil equivalent at water depths between 2,133 and 3,445 feet (650 - 1,050 meters). The Marlim field is our largest field based on production. Average production of crude oil during 2001 was 565 Mmboe, or more than 50% of total production in the Campos Basin. We have developed the Marlim field in five modules. We currently have seven floating production systems with a total capacity of 785 Mbpd operating in the Marlim field. We have a total of 81 production wells and 42 injection wells, and expect to drill another 6 wells by 2003. Peak production of 600 Mboe is expected in 2002.

Roncador

     The Roncador field contains proved reserves of 1,692 million barrels of oil equivalent at water depths between 4,921 and 6,232 feet (1,500-1,900 meters). The first module of the development of this field consisted of Platform P-36, which sank in March 2001, and was producing 80 Mbpd prior to the accident. Since the loss of P-36, we have contracted a temporary Floating Production Storage and

Offloading (FPSO) unit with a capacity of 90 Mbpd. First oil from this unit is expected in 2002. A total of eight wells, which were previously attached to P-36, are currently being attached to the new FPSO unit.

     A new unit to replace P-36 is being planned, with production of first oil from the unit expected in 2004. Planned capacity is 180 Mbpd. The production unit consists of a semi-submersible platform. A total of 20 production wells are planned in this first module, including the eight which were completed before the sinking of P-36.

     A second production unit is also being planned, with production of first oil expected in 2005. Planned capacity is 180 Mbpd. The production unit consists of a semi-submersible platform. A total of 11 production wells are planned.

Marlim Sul (South Marlim)

     The Marlim Sul field contains proved reserves of 915 million barrels of oil equivalent at water depths between 2,789 and 7,874 feet (850-2,400 meters). Production of crude oil began on December 17, 2001, with production reaching 78 Mbpd at December 31, 2001. In 2001, the average production for Marlim Sul was 46 Mbpd. We plan to develop the Marlim Sul field in two modules. The first module includes a production system consisting of a semi-submersible and FPSO unit and has a total capacity of 150 Mpbd. Seven wells are currently producing, out of a total of 17 planned production wells and 11 injection wells.

     A second module is also being planned, with production of first oil expected in 2004. Planned capacity is 180 Mbpd. The production system consists of an FPSO unit and is currently under evaluation. A total of 14 production wells and 11 injection wells are planned.

Barracuda & Caratinga

     The Barracuda and Caratinga fields contain proved reserves of 840 million barrels of oil equivalent at water depths between 1,696 and 4,429 feet (600-1350 meters). First oil is expected in 2003. Two FPSO units are currently being constructed in Singapore and Brazil. Each FPSO unit has a capacity of 150 Mbpd. A total of 33 production wells and 22 injection wells are planned for the two fields.

Albacora Leste (East Marlim)

     Albacora Leste contains proved reserves of 301 million barrels of oil equivalent at water depths between 755 and 3,117 feet (230-950 meters). First oil is expected in 2004. An FPSO unit with a capacity of 180 Mbpd is currently being auctioned. A total of 21 horizontal wells and 16 injection wells are planned. We are the operator and Repsol-YPF is a partner with a 10% interest.

Other Planned Developments

     Other developments include the Frade field, which is being developed in partnership with Chevron Texaco and the Bijupira Salema field, which is being developed by Enterprise Oil (recently acquired by Shell).

     Some of these fields are being financed through project finance loans. See
Item 5 "Operating and Financial Review and Prospects--Financing--Project
Finance."

                                     [MAP]

Production Activities

     Our domestic crude oil and natural gas production activities involve fields located on Brazil's continental shelf off the coast of nine states, of which the Campos Basin is the most important area, and onshore in seven Brazilian states. We also are producing crude oil and natural gas in five other countries: Angola, Argentina, Bolivia, Colombia and the United States. See "--International."

     The following table sets forth our own average daily crude oil and natural gas production, our average sales price and our average lifting costs for each of the years ended December 31, 2001, 2000 and 1999:

                                                                               For the Year Ended December 31,
                                                                               -------------------------------
                                                                                   2001     2000     1999
                                                                                  ------   ------   ------
Crude Oil and NGL Production (in Mbpd)/(1)/
Brazil
   Offshore
      Campos Basin .........................................................       1,053      992      858
      Other ................................................................          44       49       49
                                                                                  ------   ------   ------
   Total offshore ..........................................................       1,097    1,041      907
   Onshore .................................................................         239      230      225
                                                                                  ------   ------   ------
Total Brazil ...............................................................       1,336    1,271    1,132
International ..............................................................          43       53       59
                                                                                  ------   ------   ------
Total crude oil and NGL production .........................................       1,379    1,324    1,191
                                                                                  ======   ======   ======
Crude Oil and NGL Average Sales Price (U.S. dollars per Bbl)
Brazil .....................................................................      $19.89   $26.07   $17.34
International ..............................................................       22.32    26.37    18.04

Natural Gas Production (in Mmcfpd)/(2)/
Brazil
   Offshore
      Campos Basin .........................................................         601      576      535
      Other ................................................................         219      228      239
                                                                                  ------   ------   ------

   Total offshore ..........................................................         820      804      774
   Onshore .................................................................         572      522      378
                                                                                  ------   ------   ------

Total Brazil ...............................................................       1,392    1,326    1,152
                                                                                  ------   ------   ------
International ..............................................................         150      126       90
                                                                                  ------   ------   ------

Total natural gas production ...............................................       1,542    1,452    1,242
                                                                                  ======   ======   ======
Natural Gas Average Sales Price (U.S. dollars per Mcf)
Brazil .....................................................................      $ 1.39   $ 1.49   $ 1.81
International ..............................................................        2.35     2.29     2.31

Aggregate Average Lifting Costs (oil and natural gas) (U.S. dollars per boe)
Brazil/(3)/ ................................................................      $ 6.51   $ 7.05   $ 4.91
International ..............................................................        2.79     2.61     3.94

/(1)/ Includes production from shale oil reserves and natural gas liquids, which are not included in our proved reserves figures.

/(2)/ Includes reinjected gas volumes, which are not included in our proved reserves figures.

/(3)/ Includes Brazilian government take.

     Our increased offshore production over the three years ended December 31, 2001 was primarily attributable to our discovery and development of fields on the continental shelf off the coast of Rio de Janeiro in the Campos Basin. Increased average daily natural gas production was principally attributable to growth in the volume of associated gas recovered from the same fields off the coast of Rio de Janeiro.

Divestitures

     In April 2000, our executive board approved the sale of 73 mature fields that did not meet our targets for scale and profitability. We conducted an auction at which 39 Brazilian firms and 17 foreign firms qualified to bid. In May 2001, we sold 13 fields for a total of U.S.$14.8 million. We are reevaluating the remaining fields and considering new divestiture strategies.

Reserves

     Our estimated worldwide proved reserves of crude oil and natural gas as of December 31, 2001 totaled approximately:

     .    7.7 billion barrels of crude oil and NGLs; and

     .    approximately 9.1 billion cubic feet of natural gas.

     The reserves are calculated based on the forecasted production of the fields, which depends on a number of technical parameters, such as seismic interpretation, geological maps, well tests and economic data. All reserve estimates involve some degree of uncertainty. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of this data. Therefore, the reliability of reserve estimates depends on factors that are beyond our control and many of which may prove to be incorrect over time.

     As of December 31, 2001, our proved developed crude oil reserves represented 51% of our total proved crude oil reserves. Our proved developed natural gas reserves represented 58% of our total proved developed natural gas reserves. Total proved hydrocarbon reserves on a barrel of oil equivalent basis increased by a total of 11% since the end of 1996 to 9.3 billion barrels of oil equivalent at the end of 2001. Natural gas as a percentage of total proved hydrocarbon reserves increased from 13% to 16% over the same period, representing an increase in volume from 7.5 billion cubic feet in 1999 to 9.0 billion cubic feet at the end of 2001.

     In 2001, our reserves decreased to 9.3 billion barrels of oil equivalent from 9.8 billion barrels of oil equivalent in 2000. Although we made new discoveries and improved recovery during this period, overall our reserves decreased as a result of:

     . revisions of previous reserve estimates, largely attributable to the year-end price of crude oil, which could affect the amount of commercially recoverable reserves;

     . the P-36 accident, which delayed our expected production in the Roncador field beyond our concession period, preventing us from considering part of the reserves as proved reserves, as the SEC only permits the inclusion of reserves for which there is a legal right to produce;

     . a reclassification of natural gas volumes in the Solimoes Basin from proved reserves to probable reserves, due to the lack of a firm commitment to purchase the natural gas; and

     . the divestiture of our assets in the United Kingdom and other smaller fields in the United States.

     Eighty-six percent of our gross domestic reserves estimates as of December 31, 1999 and ninety-five percent of our gross domestic reserves estimates as of December 31, 2000 were reviewed and certified by Gaffney Cline and Associates. A hundred percent of our gross domestic reserves estimates as of December 31, 2001 were reviewed and certified by DeGolyer and MacNaughton, or D&M. The estimates for the certification were performed in accordance with the rules and regulations of the SEC.

     D&M's estimate of our gross domestic reserves for 2001 was approximately 5% lower than our estimate, even though D&M used the same technical criteria for the analysis of the reserves that we use. The main reason for the difference between these estimates is the differing interpretations of technical data. D&M has informed us that it is of the view that although it has found both positive and negative differences in reserve estimates for individual properties, overall differences between our estimates and the estimates of D&M, when compared on the basis of gross domestic reserves, are not material.

     The following table sets forth our estimated net proved developed and undeveloped reserves and net proved developed reserves of crude oil and natural gas as of December 31, 2001, 2000 and 1999 and as of January 1, 1999.

                     WORLDWIDE ESTIMATED NET PROVED RESERVES

                                                            Brazil                              International
                                             ------------------------------------   ------------------------------------
                                                                                                                           Combined
                                                                                                                            Global
                                                         Natural                                Natural                     Proved
                                             Crude Oil   Gas/(1)/   Combined/(2)/   Crude Oil   Gas/(1)/   Combined/(2)/   Reserves
                                             ---------   --------   -------------   ---------   --------   -------------   --------
                                              (Mmbbl)     (Bcf)        (Mmboe)       (Mmbbl)     (Bcf)        (Mmboe)       (Mmboe)
Net Proved Developed and Undeveloped
   Reserves:

Reserves at January 1, 1999 ..............    7,313.6    4,402.6       8,097.9        156.9       850.8        298.7        8,396.6
   Revisions of previous estimates .......    1,260.4    2,613.8       1,725.9         (6.8)     (185.6)       (37.7)       1,688.2
   Extensions, discoveries and improved
      recovery ...........................        4.7       81.7          19.3          0.0         6.8          1.1           20.4
   Purchase of reserves in place .........        0.0        0.0           0.0          2.2         0.0          2.2            2.2
   Sales of reserves in place ............      (22.4)      (8.6)        (23.9)        (8.3)        0.0         (8.3)         (32.2)
   Production for the year ...............     (400.9)    (228.7)       (441.6)       (20.9)      (34.4)       (26.6)        (468.2)
                                              -------    -------       -------        -----     -------        -----        -------
Reserves as of December 31, 1999 .........    8,155.4    6,860.8       9,377.6        123.1       637.6        229.4        9,607.0
                                              -------    -------       -------        -----     -------        -----        -------
   Revisions of previous estimates .......      610.3     (182.9)        501.2          7.8     1,574.2        270.2          771.4
   Extensions, discoveries and improved
      recovery ...........................        0.0        2.4           0.4         14.3         0.3         14.3           14.7
   Purchase of reserves in place .........        0.0        0.0           0.0          1.5         0.0          1.5            1.5
   Sales of reserves in place ............      (91.3)     (18.3)        (94.4)         0.0         0.0          0.0          (94.4)
   Production for the year ...............     (447.0)    (395.2)       (512.9)       (17.8)      (38.9)       (24.3)        (537.2)
                                              -------    -------       -------        -----     -------        -----        -------
Reserves as of December 31, 2000 .........    8,227.4    6,266.8       9,271.9        128.9     2,173.2        491.1        9,763.0
                                              -------    -------       -------        -----     -------        -----        -------
   Revisions of previous estimates/(3)/ ..     (949.6)     401.1        (882.7)        (0.3)       13.0          1.9         (880.8)
   Extensions, discoveries and improved
      recovery ...........................      877.6      835.3       1,016.7          2.2        65.5         13.1        1,029.8
   Purchase of reserves in place .........        0.0        0.0           0.0          0.0         0.0          0.0            0.0
   Sales of reserves in place ............      (31.6)    (194.0)        (63.9)       (20.2)      (38.8)       (26.6)         (90.5)
   Production for the year ...............     (471.0)    (423.9)       (541.6)       (14.6)      (50.7)       (23.0)        (564.6)
                                              -------    -------       -------        -----     -------        -----        -------
Reserves as of December 31, 2001 .........    7,652.8    6,885.3       8,800.4         96.0     2,162.2        456.5        9,256.9
                                              -------    -------       -------        -----     -------        -----        -------
Net Proved Developed Reserves:
   As of January 1, 1999 .................    2,766.0    1,847.6       3,095.1        106.9       400.3        173.6        3,268.7
   As of December 31, 1999 ...............    3,181.5    3,604.6       3,823.5         80.4       349.0        138.6        3,962.1
   As of December 31, 2000 ...............    3,780.8    3,614.3       4,383.2         80.1     1,368.4        308.2        4,691.4
   As of December 31, 2001 ...............    3,899.4    3,946.0       4,557.1         66.6     1,336.8        289.4        4,846.5

     /(1)/ Natural gas liquids are extracted and recovered at natural gas processing plants downstream from the field. The volumes presented for natural gas reserves are prior to the extraction of natural gas liquids.

     /(2)/ See "Conversion Table" for the ratios used to convert cubic feet of natural gas to barrels of crude oil equivalent. Production of shale oil and associated reserves are not included.

     /(3)/ The revisions of previous estimates are largely attributable to changes in the year-end price of crude oil, which could affect the amount of commercially recoverable reserves. Additionally, for the year ended December 31, 2001, a reduction of 181 Mmbbl of crude oil equivalent occurred as a result of shifting part of the Roncador production beyond the concession period ending 2027, since the SEC only permits the inclusion of reserves for which there is a legal right to produce.

     The following tables set forth our crude oil and natural gas proved reserves by region, as of December 31, 2001, 2000 and 1999:

                     CRUDE OIL NET PROVED RESERVES BY REGION

                                                                 As of December 31,
                                 ---------------------------------------------------------------------------------
                                            2001                       2000                         1999
                                 -------------------------   -------------------------   -------------------------
                                    Proved                      Proved                      Proved
                                 Developed and    Proved     Developed and    Proved     Developed and    Proved
                                  Undeveloped    Developed    Undeveloped    Developed    Undeveloped    Developed
                                 -------------   ---------   -------------   ---------   -------------   ---------
                                                                        (Mmbbl)
Brazil
   Offshore
      Campos Basin ...........      6,656.4       3,131.5       7,210.2       3,015.4       7,229.9       2,412.1
      Other ..................        169.9         117.3         199.2         124.3         184.2         128.3

      Total offshore .........      6,826.3       3,248.8       7,409.4       3,139.7       7,414.1       2,540.4
                                    -------       -------       -------       -------       -------       -------
   Onshore ...................        826.5         650.6         818.0         641.1         741.3         641.1
                                    -------       -------       -------       -------       -------       -------
      Total Brazil ...........      7,652.8       3,899.4       8,227.4       3,780.8       8,155.4       3,181.5
                                    -------       -------       -------       -------       -------       -------

International
   Other South America/(1)/ ..         66.8          45.1          71.7          42.9          61.0          31.8
   West Coast of Africa ......         26.0          18.2          31.4          24.6          35.3          30.7
   Gulf of Mexico ............          3.2           3.2           5.0           5.0           8.2           8.2
   North Sea/(2)/ ............          0.0           0.1          20.8           7.6          18.6           9.7
                                    -------       -------       -------       -------       -------       -------
      Total international ....         96.0          66.6         128.9          80.1         123.1          80.4
                                    -------       -------       -------       -------       -------       -------
         Total ...............      7,748.8       3,966.0       8,356.3       3,860.9       8,278.5       3,261.9
                                    =======       =======       =======       =======       =======       =======

/(1)/ Includes Argentina, Bolivia, Colombia and Ecuador (through 1999). /(2)/ Sold in 2001.

                   NATURAL GAS NET PROVED RESERVES BY REGION

                                                              As of December 31,
                                 ---------------------------------------------------------------------------
                                           2001                     2000                      1999
                                 -----------------------   -----------------------   -----------------------
                                   Proved                    Proved                    Proved
                                  Developed                 Developed                 Developed
                                     and        Proved         and        Proved         and        Proved
                                 Undeveloped   Developed   Undeveloped   Developed   Undeveloped   Developed
                                 -----------   ---------   -----------   ---------   -----------   ---------
                                                                     (Bcf)
Brazil
   Offshore
      Campos Basin ...........     3,644.3      1,696.4      2,504.7        988.1      3,202.3        968.5
      Other ..................     1,214.8        802.7      1,218.8        877.7      1,472.9      1,032.1
                                   -------      -------      -------      -------      -------      -------
      Total offshore .........     4,859.1      2,499.1      3,723.5      1,865.8      4,675.2      2,000.6
   Onshore ...................     2,026.1      1,446.9      2,543.3      1,748.5      2,185.6      1,604.0
                                   -------      -------      -------      -------      -------      -------
      Total Brazil ...........     6,885.3      3,946.0      6,266.8      3,614.3      6,860.8      3,604.6
                                   -------      -------      -------      -------      -------      -------

International
   Other South America/(1)/ ..     2,104.7      1,279.2      2,081.4      1,278.7        527.7        255.6
   West Coast of Africa ......         0.0          0.0          0.0          0.0          0.0          0.0
   Gulf of Mexico ............        57.6         57.6         56.8         56.8         66.3         50.5
   North Sea/(2)/ ............         0.0          0.0         35.0         32.9         43.6         42.9
                                   -------      -------      -------      -------      -------      -------
      Total international.....     2,162.2      1,336.8      2,173.2      1,368.4        637.6        349.0
                                   -------      -------      -------      -------      -------      -------
         Total ...............     9,047.5      5,282.8      8,440.0      4,982.7      7,498.4      3,953.6
                                   =======      =======      =======      =======      =======      =======

/(1)/ Includes Argentina, Bolivia, Colombia and Ecuador (through 1999). /(2)/ Sold in 2001.

Refining, Transportation and Marketing

Summary and Strategy

     We own and operate eleven refineries in Brazil, with a total processing capacity of 1.9 million barrels per day. Our domestic refining capacity constitutes 98.6% of the Brazilian refining capacity. Nine of our eleven refineries were built prior to 1972, and the last refinery built by us (Henrique
Lage) was completed in 1980. At that time, we were only producing 200 Mbpd of crude oil in Brazil. Our refineries were built to process light imported crude oil. Subsequent to their completion, we discovered larger reserves of heavier crude in Brazil. As a result, we are continually upgrading and improving our refineries to process a heavier crude slate.

     We process as much of our domestically produced crude oil as possible through our refineries, and supply the remaining demand within Brazil by importing crude oil and oil products, some of which is also processed in our refineries. As our own domestic production increases and refinery upgrades enable us to process more throughput, we expect to import proportionately less crude oil and oil products. Until January of 2002, we were charged with the responsibility of being the sole supplier of oil products to the Brazilian market. Now that the market is deregulated and we are no longer the sole supplier of oil products to the Brazilian market, we intend to reevaluate our import strategy and may reduce imports to the extent such reductions improve our profitability. We also export, to the extent our production of oil products exceeds Brazilian demand or our refineries are unable to process our growing domestic crude oil production.

     We transport oil products and crude oil to domestic wholesale and export markets through a coordinated network of marketing centers, storage facilities, pipelines and shipping vessels. As the monopoly supplier for almost fifty years of a country that ranks as the 11th largest consuming nation in the world, we have developed a large and complex infrastructure. Our refineries are generally located near Brazil's population and industrial centers and near our production areas, which we believe creates logistical efficiencies in our operations. Our fleet of shipping vessels is currently being restructured into a more efficient integrated system. In accordance with the requirements of the Oil Law, we have placed our transportation assets into a separate subsidiary, Petrobras Transpetro S.A., or Transpetro, and we provide open access to these assets to all market participants. Our petrochemicals business is now also included in the refining, transportation and marketing segment.

     Our main strategies in refining and transportation are to:

     . continue upgrading our refineries to process our heavier domestic crude oil production while better meeting the current demands of the Brazilian market;

     .    improve quality to meet stricter environmental standards; and

     .    continue to grow and modernize our transportation infrastructure.

     Our refining, transportation and marketing results are reflected in the "Supply" segment in our audited consolidated financial statements.

Refining

     We own and operate eleven refineries in Brazil which refine crude oil to produce a variety of oil products. There are only two other competing refineries in Brazil which have an aggregate installed capacity of 26,000 barrels per day. In November 1999, we acquired a 70% interest in each of two refineries in Bolivia with an aggregate refining capacity of 60,000 barrels of oil per day for U.S.$71.8 million. In addition, as part of the Repsol-YPF business combination, we acquired a refinery in Argentina with an aggregate refining capacity of 30,500 barrels per day. See "--International--Argentine Activities--Repsol Transaction."

     As of December 31, 2001, we had total installed capacity of approximately
2.02 million barrels per day, which makes us the fifth largest refiner of oil products in the world among publicly traded companies. Worldwide, we processed an average of 1.7 million barrels of oil per day in 2001, which represents a utilization rate of 84% for the year, calculated on total capacity. This compares with 82% average utilization rates in 2000 and 83% average utilization rates in 1999.

     Approximately 76% of the crude oil feedstock for our refinery operations in Brazil was supplied by our domestic production in 2001, as compared to 75% in 2000 and 71% in 1999. We expect an increasing percentage of our crude oil feedstock to be supplied by our relatively lower cost domestic production, as our overall domestic production increases. Because our domestic refining capacity constitutes 98.6% of the Brazilian refining capacity, we supply almost all of the refined product needs of third-party wholesalers, exporters and petrochemical companies, in addition to satisfying our internal consumption requirements related to wholesale marketing operations and petrochemical feedstock.

     Our refineries are located throughout Brazil, with a heavy concentration in the southeast region of the country where the demand for domestic products is the largest due to significant industrial activity and large population centers. Most of our refineries are located near our crude oil pipelines, storage facilities, refined product pipelines and major petrochemical facilities. This configuration facilitates our access to crude oil supply and major end-user markets in Brazil.

Refinery Production and Capacity

     For the year ended December 31, 2001, we processed 602 million barrels of crude oil or 1.7 million barrels per day. Our average refining costs (consisting of variable costs and excluding depreciation and amortization) were U.S.$0.95 per barrel in 2001, U.S.$1.14 per barrel in 2000 and U.S.$1.02 per barrel in 1999. Approximately 76% of this crude oil was supplied by our exploration and production operations in Brazil, and we purchased the remainder, principally supplies of lighter crude oil used by us to achieve our oil density objectives, from third parties. Due to the heavier crude characteristic of many Brazilian fields, we have invested in equipment and machinery that allows us to convert heavy crude oil to lighter products. The majority of our heavy crude conversion capacity is located in our largest refineries located near our heavy crude oil reserves in the Campos Basin: Landulpho Alves, Duque de Caxias, Paulinia, Presidente Bernardes, Gabriel Passos and Henrique Lage.

     The following table describes the installed capacity, refining throughput and utilization of our refineries for each of the three years ended December 31, 2001, 2000 and 1999:

                                                     REFINING STATISTICS
                                                2001                                     2000
                                -------------------------------------   -----------------------------------
                                Capacity   Throughput     Utilization   Capacity   Throughput   Utilization
Refineries                       (Mbpd)      (Mbpd)           (%)        (Mbpd)      (Mbpd)         (%)
-----------------------------   --------   ----------     -----------   --------   ----------   -----------
Paulinia ....................      352         325             92          353         330           94%
Landulpho Alves .............      306         215             70          306         177           58
Duque de Caxias .............      242         197             81          242         186           77
Henrique Lage ...............      226         222             98          226         223           98
Alberto Pasqualini/(1)/ .....      189         115             61          189         123           65
Pres. Getulio Vargas ........      189         191            101          189         189          100
Pres. Bernardes .............      170         156             92          170         160           94
Gabriel Passos ..............      151         133             88          151         130           86
Manaus ......................       46          44             96           46          31           67
Capuava .....................       53          46             87           53          41           77
Fortaleza ...................        6           6            100            6           6          100
   Total Brazilian ..........    1,930       1,650             84        1,931       1,596           83
                                 -----       -----            ---        -----       -----          ---
Gualberto Villarroel/(2)/ ...       40          17             42           40          14           35
Bahia Blanca/(3)/ ...........       31           0/(4)/        97           --          --           --
Guilhermo Elder Bell/(2)/ ...       20          13             65           20          16           80
   Total International ......       91          30             65           60          30           50
                                 =====       =====            ===        =====       =====          ===
      Total .................    2,021       1,680             83%       1,991       1,626           82%
                                 =====       =====            ===        =====       =====          ===

                           REFINING STATISTICS
                                               1999
                                -----------------------------------
Refineries                      Capacity   Throughput   Utilization
                                 (Mbpd)      (Mbpd)         (%)
-----------------------------   --------   ----------   -----------
Paulinia ....................      352          296         84%
Landulpho Alves .............      306          199         65
Duque de Caxias .............      226          218         96
Henrique Lage ...............      214          199         93
Alberto Pasqualini/(1)/ .....      189          126         67
Pres. Getulio Vargas ........      189          189        100
Pres. Bernardes .............      170          160         94
Gabriel Passos ..............      151          134         89
Manaus ......................       46           14         30
Capuava .....................       44           35         80
Fortaleza ...................        6            6         90
   Total Brazilian ..........    1,893        1,576         83
                                 -----        -----        ---
Gualberto Villarroel/(2)/ ...       40           18         45
Bahia Blanca/(3)/ ...........       --           --         --
Guilhermo Elder Bell/(2)/ ...       20           14         70
   Total International ......       60           32         53
                                 =====        =====        ===
      Total .................    1,953        1,608         83%
                                 =====        =====        ===

/(1)/ We do not own 100% of this refinery.
/(2)/ Located in Bolivia.
/(3)/ Located in Argentina.
/(4)/ We acquired this refinery through the business combination with Repsol-YPF. As this acquisition occurred in December 2001, we did not consolidate its throughput as part of our refining statistics.

     We operate our refineries, to the extent possible, to satisfy Brazilian demand. Brazil demands a proportionally high amount of diesel, relative to gasoline, both of which together represent more than half of our production. As we operate our refineries to maximize the output of diesel fuel, we produce volumes of gasoline and fuel oil which must be exported.

     Brazil's demand for oil products has been relatively constant for the last three years, but we continue to increase our refinery throughput, thereby reducing the amount of products we must import to satisfy demand. We have also increased our exports of refined products. The following table sets forth our domestic production volume for our principal oil products for each of the three years ended December 31, 2001 and 2000 and 1999:

                   DOMESTIC PRODUCTION VOLUME OF OIL PRODUCTS

                              2001       %      2000       %       1999      %
                             -------   -----   -------   -----   -------   -----
                             (Mbpd)            (Mbpd)            (Mbpd)
Product
Diesel ...................     570.0    34.6     527.4    33.6     537.2    34.7
Gasoline .................     316.8    19.2     307.3    19.6     305.9    19.8
Fuel oil .................     293.8    17.9     273.3    17.4     267.9    17.3
Naphtha and jet fuel .....     241.5    14.7     242.1    15.4     231.4    15.0
Other ....................     224.3    13.6     219.7    14.0     205.3    13.2
                             -------   -----   -------   -----   -------   -----
   Total .................   1,646.4   100.0   1,569.8   100.0   1,547.7   100.0
                             =======   =====   =======   =====   =======   =====

Refinery Investments and Improvements

     In recent years, we have made investments in our refinery assets in order to improve our yields of middle and lighter distillates, which typically generate higher margin sales. Our principal strategy in our refinery operations is to maximize throughput of domestic crude oil. Since our heavy domestic crude oil produces a higher proportion of fuel oil for each barrel of crude oil processed, production of fuel oil is expected to remain relatively constant as throughput of additional Brazilian crude oil offsets new investment in conversion capacity.

     We plan to invest in refinery projects aiming to:

     . enhance the value of our Brazilian crude by upgrading our refineries to increase their capacity to refine greater quantities of heavier crude oil that is produced domestically;

     . increase production of oil products demanded by the Brazilian market that we currently must import, such as diesel;

     . improve gasoline and diesel quality and comply with environmental regulations;

     .    reduce processing costs; and

     .    reduce emissions and pollutant streams.

Major Recent Projects

     To pursue our objectives for the refining segment, our board of directors approved the construction of diesel hydro-treatment units for the following refineries:

     .    Duque de Caxias Refinery (REDUC);

     .    Gabriel Passos Refinery (REGAP);

     .    Presidente Vargas Refinery (REPAR); and

     .    Planalto Refinery (REPLAN).

     We believe these hydro-treatment units will make it possible to offer diesel fuel containing a maximum sulfur content of 0.05% to metropolitan regions around Brazil, thus meeting stricter environmental standards being implemented under Brazilian law. Capital expenditures for these units are projected to be U.S.$926 million and completion is expected by the beginning of 2004.

     In 2001, we began operating a residual fluid catalytic cracking unit at the Landulpho Alves Refinery (RLAM). The unit has a capacity of 63,000 bpd and represents an estimated investment of U.S.$368 million. This facility is designed to increase the production of oil products, especially gasoline, for distribution within the Northeastern region of the country.

Imports

     Prior to January 2002, we were effectively responsible under Brazilian Law for ensuring that the supply of crude oil and oil products in Brazil met the country's consumption requirements. To the extent necessary, we were required to import crude oil and oil products to fulfill this responsibility. Although our domestic production is increasing, we continue to import crude oil and refined oil products because our own production is not sufficient to satisfy the Brazilian demand. In addition, because the bulk of our domestic reserves consist of heavy crude oil, we need to import lighter crude oils to improve the mix of oils to be refined, and to create certain oil products for which there is demand in the market, but that would be too costly for us to produce.

     Imported crude oil is transferred into our refineries for storage and processing, with a small percentage being sold to the other two Brazilian refiners. Imported oil products are mainly sold to the retail market in Brazil through our subsidiary, BR.

     As our domestic crude oil production has increased and our refineries have become capable of processing larger quantities of crude oil, the average daily volume of our imports of crude oil decreased to 267,000 barrels per day in 2001, as compared to 290,000 barrels per day in 2000 and 338,000 barrels per day in 1999. The following table sets forth the percentage of crude oil that we imported during each of the three years ended December 31, 2001, 2000 and 1999 by region.

                         IMPORTS OF CRUDE OIL BY REGION

                                                      2001    2000    1999
                                                     -----   -----   -----
                                                           Volume (%)
Region
Africa ...........................................    43.6%   21.0%   35.9%
Middle East ......................................    35.8    30.9    33.2
Central and South America/Caribbean ..............    19.5    47.5    18.3
Oceania ..........................................       0     0.6    12.6
Europe ...........................................     1.1       0       0
   Total .........................................   100.0%  100.0%  100.0%
                                                     -----   -----   -----

     In 2001, our total costs of imports of crude oil from all these regions was U.S.$2,431 million in 2001, as compared to U.S.$3,110 million in 2000 and U.S.$2,170 million in 1999.

     Approximately 37% of our 2001 crude oil imports and 64% of our 2000 crude oil imports were purchased pursuant to one-year term contracts, which are considered to be long-term contracts within the industry standard practice. At December 31, 2001, we had five long-term contracts relating to the supply of crude oil to us in Brazil, with suppliers from Saudi Arabia, Nigeria and Argentina. The contract with Saudi Arabia was renewed in February 2002 under identical terms, except for the price formula, and will now expire in January 2003. The contract with Nigeria expired on March 2002 and was not renewed. The three contracts with Argentina expired in December 2001 and were replaced by two new contracts, with one of them containing a 50% increase in quantity available under the agreement. Both Argentine contracts will expire between June and December of 2002. We are also a significant buyer of crude oil and oil products in the international spot market.

     The volume of imports of oil products also decreased to 328,100 barrels per day in 2001 as compared to 383,861 barrels per day in 2000 and 391,000 barrels per day in 1999, primarily as a result of the reduction in the import of petrochemical naphtha and diesel, and growing domestic refinery production. The following table sets forth the volume of oil products that we imported during each of the three years ended December 31, 2001, 2000 and 1999:

                             IMPORTS OF OIL PRODUCTS

                                                  2001        2000        1999
                                               ---------   ---------   ---------
Oil Product                                               Volume (Mbbl)
LPG ........................................    25,447.5    32,112.6    33,681.9
Distillates/(1)/ ...........................    43,317.0    43,077.4    40,981.1
Naphtha ....................................    21,556.9    24,772.2    24,921.5
Others/(2)/ ................................    29,436.6    40,147.3    43,156.6
                                               ---------   ---------   ---------
   Total ...................................   119,758.0   140,109.5   142,741.1

/(1)/ Includes gasoline, diesel fuel and some intermediate fractions.

/(2)/ Includes Algerian NGL, fuel oil, Ethanol, Methanol and others. Until 1997, the volumes of imported methanol and ethanol were directed to supply the domestic demand of fuel under the Alcohol Program in Brazil. Since 1998, when the Alcohol Program was terminated, all the methanol we import is being consumed in our four MTBE plants, which produce the fuels methyl, tercyl, butyl and ethyl, which are then exported for the purpose of being blended with gasoline.

     In 2001, our total costs of oil product imports was U.S.$3,425 million, as compared to U.S.$4,545 million in 2000 and U.S.$2,768 million in 1999. For a discussion of import purchase volumes and prices, see Item 5 "Operating and Financial Review and Prospects--Import Purchase Volumes and Prices."

Exports

     We also export oil products processed by our refineries, but not required to satisfy the Brazilian demand. In addition, we have begun to export domestic crude oil that we are unable to process in our refineries because of limited conversion capacity. The following table sets forth the volumes of oil products we exported during each of the three years ended December 31, 2001, 2000 and 1999:

                      EXPORTS OF OIL AND OIL PRODUCTS/(1)/

                                                         2001     2000     1999
                                                       -------   ------   ------
                                                                 (Mbbl)
Crude oil ..........................................    53,724   31,571    8,113
Fuel oil (including bunker fuel) ...................    51,051   37,863   31,663
Gasoline ...........................................    18,685   12,518    9,219
Other ..............................................     4,369    6,709    9,311
                                                       -------   ------   ------
                                                       127,829   88,661   58,306
                                                       =======   ======   ======

/(1)/ The figure includes sales made by PIFCo to any unaffiliated third parties, including sales of oil and oil products purchased internationally.

     The total value of our crude oil and oil products exports, measured on a free-on-board basis, was U.S.$2,763 million in 2001, U.S.$2,555 million in 2000 and U.S.$1,003 million in 1999.

Transportation

     The Oil Law requires that a separate company operate and manage the transportation network for crude oil, oil products and natural gas in Brazil. Therefore, in 1998 we created a wholly-owned subsidiary, Transpetro, to build and manage our vessels, pipelines and maritime terminals and handle various other transportation activities. In May 2000, Transpetro also took over the operation of our transportation network and our storage terminals to comply with the requirements of the Oil Law. As of October 1, 2001, with the approval from the ANP, these pipelines and terminals were leased to Transpetro, which started to offer its transportation services to us and third parties. As the owner of the facilities leased to Transpetro, we keep the right of preference for its shipments, based on the historical level of transportation assessed for each pipeline, formally assigned by the ANP. The excess capacity is offered to third parties on a non-discriminatory basis and under equal terms and conditions.

     Prior to the enactment of the Oil Law, we were the only company authorized to ship oil products to and from Brazil and to own and operate Brazilian pipelines. Additionally, only vessels flying the Brazilian flag were entitled to carry shipments to and from Brazil. Pursuant to the Oil Law, the ANP now has the power to authorize any company or consortium organized under Brazilian law to transport crude oil, oil products and natural gas for use in the Brazilian market or in connection with import or export activities, and to build facilities for use in any of these activities. The Oil Law has also provided the basis for open competition in the construction and operation of pipeline facilities.

Pipelines and Terminals

     We own, operate and maintain an extensive network of crude oil and natural gas pipelines connecting our terminals to our refineries and other points of primary distribution throughout Brazil. As of December 31, 2001, our onshore and offshore crude oil and oil products pipelines aggregated 4,862 miles (7,830 kilometers) in length and our natural gas pipelines aggregated approximately 4,657 miles (7,500 kilometers) in length, including the Brazilian side (1,625 miles, or 2,614 kilometers) of the Bolivia-Brazil pipeline. During the second half of 2002, we plan to begin the construction of additional crude oil pipelines totaling approximately 472 miles (760 kilometers) in order to increase throughput capacity and extend our distribution network. Our plans for future crude oil pipeline development are likely to involve joint ventures.

                              NATURAL GAS PIPELINES

                                      [MAP]

     Transpetro also operates 43 storage terminals with aggregate capacity of
62.9 million barrels of oil equivalent. As of December 31, 2001, tankage capacity at these terminals consisted of 33.9 million barrels for crude oil,
26.4 million barrels for oil products and fuel alcohol and 2.6 million barrels for liquefied petroleum gas.

     We are currently evaluating alternatives to improve the efficiency of our transportation system, including evaluating improvements to the monitoring and control of our crude oil and natural gas pipeline network through the gradual implementation of a supervisory control and data acquisition system. When completed, this system will monitor the pipelines and storage facilities located throughout the country. Currently, we have one national back-up master station and four regional master stations connected through satellite communication. Tank-farms and pump stations are equipped with mini stations connected to the regional master stations. Our goal is to be able to operate all of our domestic pipelines remotely, initially via the regional stations, and ultimately via the national master station located in our headquarters in Rio de Janeiro.

Shipping

     As of December 31, 2001, our fleet consisted of the following 62 owned vessels, 58 of which are single hulled and four of which are double hulled, with aggregate deadweight tonnage of 3.7 million:

                                  OWNED VESSELS

                                                 Number         Capacity
                                                 ------   --------------------
                                                          (deadweight tonnage
                                                             in thousands)
Type of Vessel

Tankers ....................................       45            2,655.6
Ore/Oil vessels ............................        7              931.7
Liquefied petroleum gas tankers ............        6               40.2
Ocean tugs .................................        1                0.0
Chemical carriers ..........................        3               71.0
                                                  ---            -------
   Total ...................................       62            3,698.5
                                                  ===            =======

     Fifty-seven of these vessels are currently operated by Transpetro and their activities are mainly concentrated in the Mediterranean Sea, Caribbean Sea, Gulf of Mexico, Brazilian coastline, West Africa, South America (Venezuela and Argentina) and the Persian Gulf. Our shipping operations support the transportation of crude oil from offshore production systems, our import and export activities and coastal trade. We continue to evaluate the strategic importance of our transportation operations and have implemented various actions to maximize efficiency.

                       PRODUCTS AND QUANTITIES TRANSPORTED

                                                           2001    2000    1999
                                                          -----   -----   ------
Product                                                     (millions of tons)
Petroleum .............................................    81.6    69.7    66.2
Oil Products ..........................................    34.0    31.4    30.4
Fuel Alcohol ..........................................     0.2     0.1     0.1
   Total ..............................................   123.0   107.6   103.6
                                                          =====   =====   =====
Percentage transported by our own fleet ...............    48.3%   57.4%   55.6%
Coastal transport as a percentage of total tonnage ....    64.9%   67.1%   67.5%

     Our shipping activity in 2001 increased 15% compared to 2000. The main reasons were the increase of offshore domestic oil production, which reflected an increase of 12% in coastal trade and of 36% in import/export crude oil transportation and a 127% increase in fuel oil export during the year. Two of our vessels have been replaced by chartered vessels in 2001, due to the Aframax crude carrier scrapping and the VLCC crude carrier conversion to an FPSO unit. In 2001, we bought two Suezmax vessels, built in 2000, each with a cubic capacity of about one million barrels, as part of Transpetro's fleet renewal program.

     The average monthly-chartered tonnage in 2001 amounted to 3.6 million deadweight tons, as compared to 3.2 million deadweight tons in 2000 and 3.1 million deadweight tons in 1999. The chartered tonnage is continuously adjusted to our needs for overall market supply cost reduction. Our aggregate annual cost for vessel charters was U.S.$707 million for 2001, U.S.$471 million for 2000 and U.S.$366 million for 1999.

Marketing

     We sell oil products through our marketing outlets to various wholesale customers and retail distributors in Brazil, including Shell Brasileira de Petroleo S.A., Esso Brasileira de Petroleo S.A., Companhia de Petroleo Ipiranga S.A. and Texaco do Brasil S.A. In the year ended December 31, 2001, we sold 193 million barrels of oil products to wholesale customers, with gasoline and diesel fuel representing approximately 82% of these sales. Of our total sales in 2001, 146 million barrels of oil products were supplied to our subsidiary BR for retail marketing. The following table sets forth our oil product sales to wholesale customers and retail distributors for each of the three years ended December 31, 2001, 2000 and 1999:

                                OIL PRODUCT SALES

                                             2001    2000     1999
                                            -----   -------   ----
                                                     (Mmbbl)
Product
Diesel ..................................   214.3    221.5    218.3
Gasoline ................................    93.6    106.5    119.2
Fuel oil ................................   105.5    101.5     84.0
Naphtha and jet fuel ....................   101.6    117.3    114.5
Other ...................................   246.4    206.6    185.3
                                            -----    -----    -----
Total ...................................   761.4    753.4    721.3
                                            =====    =====    =====
Customer
   Wholesalers
      Diesel ............................   111.6    165.5    153.4
      Gasoline ..........................    46.7     85.9     87.1
      Other .............................    34.7    132.3    125.0
                                            -----    -----    -----
   Total wholesalers ....................   193.0    383.7    365.5
                                            =====    =====    =====
   Retail distributors
      BR ................................   146.0    139.5    153.4
      Third parties .....................   422.4    230.2    202.4
   Total retail distributors ............   568.4    369.7    355.8
                                            -----    -----    -----
Total customers .........................   761.4    753.4    721.3
                                            =====    =====    =====

     Prior to the implementation of the Oil Law, we were required to be Brazil's principal wholesale supplier of oil products and it was thus necessary to establish significant marketing operations and infrastructure in numerous geographic areas to ensure supply throughout the country. As a result of this system, we often had to establish and maintain distribution outlets in geographic areas that were not economically viable.

Petrochemicals

     As a result of our strategic planning process and a government decision to create a private petrochemical sector, we have divested most of our petrochemical assets. We retain a presence in the petrochemical sector through our subsidiary Petrobras Quimica S.A., or Petroquisa. Petroquisa is a holding company which holds minority voting interests in 14 petrochemical affiliated companies involved in the production and sale of basic petrochemical products, derivative petrochemical products and fertilizers. As of December 31, 2001, our ownership percentage of the total capital of these affiliates ranged from 13.5% to 62.4% and our ownership percentage of the voting capital of these affiliates ranged from 15.4% to 49.5%. The total book value of these investments is U.S.$280.8 million.

     The basic supply feedstock used in Brazil's petrochemical industry is naphtha, an oil product. The petrochemical plants that were divested were largely naphtha based and therefore had limited strategic value to us, since we do not produce enough naphtha to fully supply the petrochemical plants and have no plans to increase our production of naphtha. Until 2001, we were the sole supplier of naphtha to Brazil's petrochemical industry. The petrochemical industry now imports approximately 26% of its naphtha needs and we supply the remainder from our refining operations.

     As a result of our reduced presence in the petrochemicals segment, this portion of our business, based on the equity in results of non-consolidated companies, accounted for only U.S.$28 million in 2001. We currently expect to maintain a presence in the petrochemicals industry principally by participating in projects located adjacent to our refineries. We expect that our selective investment in petrochemicals will solidify our involvement in the entire energy value chain, integrating refining and primary and secondary products. Although we have divested of certain interests in the petrochemical segment in the past, we plan on maintaining the current level of our investment unless it ceases to be profitable.

     To support our strategy of increasing demand for natural gas, we are also investing in a new company, Rio Polimeros S.A., next to our Duque de Caxias refinery (REDUC). We expect Rio

Polimeros to be operational by mid-2005 and to produce 515,000 tons per year of polyethylene and 60,000 tons per year of propylene, from ethane and propane extracted from natural gas originated in the Campos Basin. Other investors include BNDES Participacoes S.A.--BNDESPAR and the Suzano and Unipar Groups. Petroquisa holds a 16.7% interest of the voting capital and a 16% interest of the preferred capital in Rio Polimeros. Of the approximately U.S.$1 billion budgeted construction cost over the next three years, 60% is being provided by long-term loans from or guaranteed by U.S. Ex-Im Bank, BNDES and SACE, the Italian Export Credit Agency, and 40% is expected to be funded by equity investments, of which our portion is approximately U.S.$67 million.

Distribution

Summary and Strategy

     We distribute oil products, fuel alcohol and natural gas to retail, commercial and industrial customers throughout Brazil. Our oil products, fuel alcohol and vehicular natural gas are sold to service stations under exclusive supply agreements. Besides providing the products, we also provide to those service stations, identified with our trademark "BR", managerial and technical support to ensure quality and consistency in our operations and establish control procedures. We own only 537 of the 7,031 service stations that commercialize our products, but all of them are required to be identified by our BR trademark. We also sell non-fuel products through oil lubrication centers.

     Our main strategies in distribution and marketing are to:

     . strengthen BR's brand image and marketing strategy, in order to maintain BR's identity as a good quality fuel supplier and to create customer loyalty;

     . modernize BR's distribution and franchise network, encouraging the increase of BR convenience stores under the BR name; and

     .    focus on developing markets for higher margin products.

     Our distribution results are reflected in the "Distribution" segment in our audited consolidated financial statements.

General

     We distribute oil products, fuel alcohol and natural gas to retail, commercial and industrial customers throughout Brazil. Our operations are supported by tankage capacity of approximately 11,371 barrels of oil equivalent, at 89 storage facilities and 102 aviation product depots at airports throughout Brazil. The table below sets forth market share (based on volume) for retail sales of different products in Brazil for each of the years ended December 31, 2001, 2000 and 1999:

                            DISTRIBUTION MARKET SHARE

                                                          2001   2000   1999
                                                          ----   ----   ----
Fuel oil ..............................................   66.5%  65.8%  67.7%
Diesel ................................................   26.6   26.6   29.9
Gasoline ..............................................   21.8   20.0   21.8
Fuel alcohol ..........................................   26.6   25.0   30.0
                                                          ----   ----   ----
  Total ...............................................   32.8%  32.0%  34.0%
                                                          ====   ====   ====

Source: Petrobras - based on the information released by Sindicato dos Distribuidores de Combustiveis-Sindicom

Retail

     We sell oil products to service stations under exclusive supply agreements which are typically for a term of seven years. Under these agreements, we also provide managerial and technical support to ensure quality and consistency in our operations and establish control procedures.

     As of December 31, 2001, our sales network in Brazil included 7,031 retail service stations compared to 7,132 as of December 31, 2000, and comprised approximately 25% of the total number of service stations in Brazil, all under the brand name "BR". Over 40% of these BR stations are located in the south and southeast regions of Brazil, where over 59% of Brazil's total population of 165 million reside. Of these 7,031 service stations, BR owned 537. As required under Brazilian law, BR subcontracts the operation of all its service stations to third parties. The other 6,494 service stations were owned and operated by dealers, who use the BR brand name under license with BR facilities as their exclusive suppliers. BR provides technical support, training and advertising for its network of service stations.

     In 2001, 119 of our service stations also sold vehicular natural gas, compared to 58 in 2000 and 25 in 1999. The sales from these stations consisted of 21,081 million cubic feet (597 million cubic meters), representing 61.4% of Brazilian market share in 2001, 14,196 million cubic feet (402 million cubic meters), representing 57.3% of the Brazilian market share in 2000 and 9,273 million cubic feet (263 million cubic meters), representing 42.7% of Brazilian market share in 1999.

     Prices to retailers have generally tended to remain consistent between competing distributors particularly due to the low margin usually provided. Therefore, competition among distributors continues to be primarily based on product quality, service and image.

     BR provides financing to certain of its service station operators to improve their competitiveness, the terms of which may vary in accordance with the provisions of each financing agreement. These agreements are of two types: unconditional and conditional. The unconditional agreements must be paid in full and bear interest at market rates. The conditional agreements are contingent upon the service station operators' purchases of minimum volumes of oil products as set forth in each financing agreement, in which case the total amount of the conditional agreement is forgiven by BR. Costs associated with the conditional debt agreements are accounted for as a reduction to revenues, in a manner similar to volume discounts, since the product is supplied to the service station. These costs amounted to approximately U.S.$24.5 million during 2001, compared to U.S.$29.5 million during 2000 and U.S.$9 million during 1999.

     During 2001, approximately 26.1% of the retail sales at service stations in Brazil were through BR-owned or franchised entities. We believe that our market share position has remained strong over the past several years due to the strong brand name recognition of BR, the remodeling of our service stations and the addition of lubrication centers and convenience stores.

     Our market share had been threatened by operators who had previously been charging lower prices as a result of questionable tax schemes and the mixing of oil products with cheaper solvents. We believe this threat has been reduced as a result of the enactment of certain tax regulations by the Brazilian government addressing tax evasion by distributors. The Brazilian government enacted regulation, effective in January 1999, aimed in part at curtailing tax evasion by distributors by requiring us to collect PASEP and COFINS, a value-added tax that is collected on behalf of the state governments, due from distributors at the refinery gate rather than after sale to the end-user. Effective July 2000, however, the Brazilian government, in response to an injunction against this requirement, decided to charge these taxes only on our sales, and no longer over our distribution and retail operations. We began collecting the new PASEP and COFINS taxes on July 1, 2000. In addition, fuel certification programs initiated by larger distributors and additional inspections by the ANP should reduce occurrences of solvent mixing.

Therefore, by reducing tax evasion opportunities for distributors, the threat of unfair competition against BR has been reduced.

     The market for gasoline and diesel fuel in Brazil is highly competitive and our management expects that prices will be subject to continuing pressure. Accordingly, we intend to build upon the strong brand image that we have established in Brazil to implement our strategic plan to enhance profitability and customer loyalty. Currently, we plan to take the following actions through 2005:

     . increase non-fuel product sales through oil lubrication centers, supplied by our lubricants plant in the State of Rio de Janeiro, which is one of the most advanced industrial plants for lubricants in South America;

     .    franchise convenience stores under the BR name; and

     . reduce operating and administrative costs and provide services, such as financial services and controls, through investments in advanced telecommunications and data processing technology.

     The recent transfers of the rights to supply products to gas stations to Repsol-YPF under the swap transaction with that company represented less than 1.2% of BR's market share by volume. Through this swap transaction, we acquired 735 service stations in Argentina, which represent approximately 12% of the Argentine retail fuel market. See "--International--Argentine Activities--Repsol Transaction."

Commercial and Industrial

     We distribute oil products to commercial and industrial customers through BR. Our major customers are aviation, transportation and utility companies and government entities, all of which generate relatively stable demand. We have a market share in the commercial and industrial distribution segment in excess of 45%, which has remained fairly constant over the past several years.

     Set forth below are commercial and industrial sales statistics for each of the three years ended December 31, 2001, 2000 and 1999:

                   COMMERCIAL AND INDUSTRIAL SALES BY PRODUCT

                                                      For the Year Ended
                                                          December 31,
                                                  ---------------------------
                                                    2001      2000      1999
                                                  ---------------------------
                                                            (Mboe)
Fuel oil ......................................    40,062    42,119    46,068
Diesel ........................................    63,694    58,239    61,100
Gasoline ......................................    27,651    26,505    30,468
Jet fuels .....................................    15,460    15,492    13,888
Fuel alcohol ..................................     2,960     4,027     7,139
Lubricants ....................................     1,293     1,249     1,308
Others ........................................    18,818    16,659    14,517
                                                  -------   -------   -------
    Total .....................................   169,938   164,290   174,488
                                                  =======   =======   =======

Natural Gas and Power

Summary and Strategy

     The natural gas market in Brazil has been rapidly growing. In 2001, we estimate that natural gas consumption represented 5% of Brazil's primary energy consumption, as compared to 4% in 2000 and 3% in 1999. The Brazilian government has estimated that natural gas will represent 10% of primary energy consumption by 2005 and 12% by 2010. We expect that a large portion of this growth would come from the development of natural gas-fired thermoelectric plants in Brazil, increased industrial demand, as well as from the Brazilian government's environmental policies encouraging the replacement of traditional industrial fuels with cleaner energy sources. During the last three years, we estimate that industrial consumption of natural gas has grown by 77% while vehicular consumption has grown by approximately 700%.

     To capitalize on these growth opportunities, we have increased our focus on the natural gas sector, adopting a vertically integrated strategy. As a result of our petroleum exploration and production activities in Brazil, we produce significant amounts of associated natural gas as a by-product. We have also invested heavily in production facilities and pipeline capacity to import natural gas from Bolivia, where substantial non-associated reserves have been discovered by us and by other oil companies. In addition, we have been investing in domestic gas distribution companies, as well as in thermoelectric plants, with the intention to further develop the market for our natural gas.

     Our main strategies in the natural gas and power segment are to:

     . capitalize on our existing natural gas reserves, production facilities and pipeline capacity;

     . become an important participant in the South American gas and power markets; and

     . secure demand for our natural gas, mainly by participating in thermoelectric projects with international partners and developing the industrial segment of the natural gas market in Brazil.

     Our natural gas and power results are reflected in the "Gas and Energy" segment in our audited consolidated financial statements.

Natural Gas

     In the course of developing and producing crude oil, we produce significant volumes of associated natural gas. In addition, we have also made significant investments to facilitate the importation of natural gas from Bolivia.

     Our main investment, in this respect, was the development and construction of the Bolivia-Brazil natural gas pipeline, which has a total capacity of 1,060 Mmscfd (30 Mmcmd). The pipeline is 1,969 miles (3,150 kilometers) in length, equal to 56% of the existing Brazilian onshore gas pipelines, and runs from Rio Grande in Bolivia to Porto Alegre in southern Brazil. The Bolivia-Brazil pipeline connects to our domestic pipeline system that transports natural gas from the Campos and Santos Basins. The construction of the pipeline was divided into two phases. We completed the first phase, linking Bolivia to Sao Paulo, in February 1999 and commenced operations in July 1999. We completed the second phase, linking Sao Paulo to Porto Alegre, in March 2000 and commenced operations in April 2000. We are a significant investor in the Bolivia-Brazil natural gas pipeline, holding an 11% interest in GTB - Gas TransBoliviano S.A., or GTB, the corporate entity owning the Bolivian portion of the pipeline, and a 51% interest in TBG - Transportadora Brasileira do Gasoduto Bolivia-Brasil S.A., or TBG, the corporate entity owning the Brazilian portion of the pipeline.

     Our investment in the Bolivia-Brazil gas pipeline was the result of a 1996 commercial agreement for the purchase of natural gas between the Bolivian state oil company, Yacimientos Petroliferos Fiscales Bolivianos - YPFB, and us. The gas purchase contract signed by us requires us to purchase from YPFB on a take-or-pay basis specified quantities of natural gas transported through the pipeline over a 21-year term.

     We have also entered into agreements containing ship-or-pay obligations for the transportation of natural gas with GTB and TBG, the companies which own and operate the Bolivian and Brazilian portions of the pipeline. The volume obligations under our ship-or-pay agreements with GTB and TBG enable us to meet our take-or-pay obligations with respect to our gas purchase contracts with YPFB. The total capacity of 1,060 Mmscfd (30 Mmcmd) also includes a transportation capacity option (TCO) of 212 Mmscfd (6 Mmcmd), valid for a 40-year term. This transportation capacity option was granted to us in consideration for our agreed investment by us of approximately U.S.$379 million in the Boliva-Brazil gas pipeline. The total estimated project cost is U.S.$1.9 billion, of which approximately U.S.$1.7 billion has already been invested as of December 31, 2001.

     To expand the pipeline beyond the existing planned capacity of 1,060 Mmscfd (30 Mmcmd), we are required to submit to TBG our proposed procedures for allocation of transportation capacity resulting from expansion projects. The ANP limits any company that controls 50% or more of the contracted existing capacity of any gas pipeline from contracting more than 40% of that pipeline's expanded capacity, unless there is no demand for any portion of the remaining additional capacity. We submitted the required procedures in July 2001, however as the total capacity eligible to be offered by TBG under this Portaria will be 706 Mmscfd (20 Mmcmd), we expect to continue to be able to acquire from the gas pipeline capacity that will be sufficient to meet our business needs.

     We are also investing in two major domestic natural gas projects: Cabiunas and Southeast-Northeast Gas Pipeline Network.

     The Cabiunas project comprises transportation and processing facilities of associated natural gas from the offshore oil fields in the Campos Basin to the State of Rio de Janeiro. We expect this project to be fully operational by the end of 2003 and to increase transportation capacity from the current 290 million cubic feet (8.2 million cubic meters) per day to a total of 494 million cubic feet (14 million cubic meters) per day of associated gas while reducing the volumes of natural gas currently flared on offshore platforms and alleviating existing constraints on oil production from these platforms. In 2001, the average daily volume of natural gas flared on the offshore platforms of the Campos Basin was 220 million cubic feet (6.2 million cubic meters).

     The Southeast-Northeast Gas Pipeline Network (Malha Sudeste-Nordeste) is being developed jointly with private capital investors, aiming to integrate the Northeast and Southeast infrastructure. This project, involves the construction of an approximately 700 mile (1,120 kilometers) pipeline, which is expected to start operations at the end of 2003, and is expected to cost approximately U.S.$960 million.

     We sell natural gas in Brazil principally to local gas distribution companies, as under Brazilian law, each state has the monopoly right to distribute gas within a certain region. Most states established companies to act as local gas distributors and sold minority interests in them. We have invested actively in local gas distribution companies, and we currently have minority interests in 16 of these natural gas distribution companies, 12 of which are in operation. In addition to our interests in these gas distribution companies, we are involved in advanced negotiations to purchase Enron's stake in CEG/CEG-Rio, the Rio de Janeiro State gas utilities. Our investments in gas distribution companies were made through our subsidiary BR until March 2002, and were later sold to our subsidiary Petrobras Gas S.A. - Gaspetro. In the Espirito Santo State, we have the exclusive rights to distribute natural gas through our subsidiary BR. Our capital expenditures in these natural gas distribution companies as of December 31, 2001 was U.S.$32 million, as compared to U.S.$31 million as of December 31, 2000 and U.S.$26 million as of December 31, 1999. According to our business plan, our budgeted capital expenditures in the gas distribution business are approximately US$65 million from 2002 through 2005. We serve as the technical and commercial operator in all of the distribution companies in which we have a minority shareholding stake.

     Each of the distribution companies in operation in which we have an interest has entered into long term gas supply contracts with us under which such companies have take-or-pay obligations (in the case of contracts relating to Brazilian gas), and ship-or-pay and take-or-pay obligations (in the case of contracts relating to Bolivian gas or with thermoelectric power producers).

     The following table sets forth our domestic sales of natural gas to affiliated and non-affiliated local distribution companies for each of the three years ended December 31, 2001, 2000 and 1999:

          DOMESTIC SALES OF NATURAL GAS TO LOCAL DISTRIBUTION COMPANIES

                                            Year Ended December 31,
                                            -----------------------
                                              2001   2000   1999
                                              ----   ----   ----
                                                  (in Mmscfd)

Total sales annual average ..............      717    555    438
Annual sales growth .....................     29.2%  28.0%  12.4%

     Under our contracts with YPFB for the purchase of natural gas, we have agreed to purchase minimum volumes of natural gas from Bolivia at a formula price which varies with the price of fuel oil. Set forth below are actual amounts we purchased and paid in 2000 and 2001, and the minimum volumes we have agreed to thereafter, together with an estimate (assuming a Brent crude oil price of U.S.$15.00 per barrel) of the amounts we are obligated to pay for such minimum volumes:

                       NATURAL GAS TAKE-OR-PAY COMMITMENTS

                                                                                         Yearly
                                                                                         Average
                                                                                          after
                                              2000   2001   2002   2003   2004   2005   2005/(1)/
                                              ----   ----   ----   ----   ----   ----   ---------
Volume Obligation (Mmcmpd) ................      5      9     14     18     24     24       24
Volume Obligation (Mmcfd) .................    193    305    504    652    850    850      850
Estimated Payments (U.S.$ million)/(2)/ ...    112    194    279    305    330    323      321
                                               ---    ---    ---    ---    ---    ---      ---

/(1)/ Commitments are pursuant to a 21-year term contract valid until 2019.

/(2)/ Price based on a formula which varies with the price of fuel oil. Amounts have been calculated based on actual fuel oil prices for 2000 and 2001, and a fuel price based on an assumed Brent crude price of U.S.$22.35 in 2002 and U.S.$15.00 from 2003 forward. Actual amounts may vary.

     In order to support the financing for the Bolivia-Brazil pipeline, TBG's portion of which is consolidated in our balance sheet, we also have entered into unconditional ship-or-pay purchase obligations with GTB and TBG relating to the Bolivia-Brazil pipeline. Our volume obligations under the ship-or-pay obligations are designed to meet generally the take-or-pay obligations for which we are committed. Set forth below are the actual amounts we purchased and paid in 2000 and 2001, and the minimum volumes we have agreed to thereafter, together with an estimate (assuming certain changes in the U.S. CPI) of the amounts we are obligated to pay for such minimum volumes:

                      NATURAL GAS SHIP-OR-PAY COMMITMENTS

                                                                                         Yearly
                                                                                         Average
                                                                                          after
                                              2000   2001   2002   2003   2004   2005   2005/(1)/
                                              ----   ----   ----   ----   ----   ----   ---------
Volume Commitment (Mmcmpd) ................      9     10     12     23     24     24       24

Volume Commitment (Mmcfpd) ................    321    364    438    818    850    850      850
Estimated Payments (U.S.$ million)/(1)/ ...    163    189    232    433    475    481      479
                                              ----   ----   ----   ----   ----   ----      ---

/(1)/ Commitments are pursuant to approximately 20-year term contracts valid until 2019.

/(2)/ Based on a fixed tariff, escalated based on assumed changes in the U.S.
     CPI. Actual amounts may vary.

     In light of these take-or-pay and ship-or-pay obligations, we have entered into or negotiated firm take-or-pay and ship-or-pay sale arrangements to sell our domestic and international natural gas to local gas distribution companies and thermoelectric plants, most of which we operate and in which we own a minority interest. The arrangements with the thermoelectric plants are made through contracts with the local distribution companies, which in turn enter into back-to-back arrangements with the thermoelectric plants, and a portion of the gas buyer's payments is usually guaranteed to us by the parent companies of the thermals or through financial guarantees. The table below sets forth our actual sales for 2000 and 2001, and commitments by local gas distribution companies and by thermal power plants to us for the firm purchase of volumes of natural gas thereafter, together with an estimate (assuming a Brent crude oil price of U.S.$15.00 per barrel) of the amounts obligated to be paid for such volumes:

                        NATURAL GAS SALES CONTRACTS/(1)/

                                                                                          Yearly
                                                                                          Average
                                      2000   2001   2002    2003     2004     2005    after 2005/(2)/
                                      ----   ----   ----   ------   ------   ------   ---------------
                                                             (in Mmscfd)
To Local Gas Distribution Companies
   Affiliated .....................    225    317    398      426      439      452          466

   Unaffiliated ...................    169    246    304      339      377      417          449

To Power Generation Plants
   Affiliated .....................      0      0    139      383      404      404          404

   Unaffiliated/(3)/ ..............      0      0     25       80      135      135          135
Total .............................    394    563    866     1228     1355     1408         1454
                                      ----   ----   ----   ------   ------   ------       ------
Estimated Contract Payments (U.S.$
   Million)/(4)/ ..................   $423   $574   $897   $1,296   $1,418   $1,483       $1,533
                                      ====   ====   ====   ======   ======   ======       ======

/(1)/ Includes both domestic and international natural gas. Shows take-or-pay and ship-or-pay obligations, not maximum sales.
/(2)/ Commitments are pursuant to contracts of various terms, terminating at intervals between 2006 through 2019.
/(3)/ Certain commitments are subject to the satisfaction of customary conditions precedent, which we expect to be fulfilled in the near term. /(4)/ Price based on a formula which varies with the price of fuel oil. Amounts have been calculated based on actual fuel oil prices for 2000 and 2001, and a fuel price based on an assumed Brent crude price of U.S.$22.35 in 2002 and U.S.$15.00 from 2003 forward. Actual amounts may vary.

     On June 1, 2001, the Brazilian government instituted a new mechanism which allows a U.S. dollar indexed component of the natural gas pricing mechanism to be passed through to the thermoelectric plants for a period of 12 years, pursuant to Portaria No. 176 (a joint regulatory act issued by the Ministry of Mines and Energy and the Ministry of Finance). See " Price Regulation - Natural Gas". We expect that this mechanism will enable us to sell natural gas to a number of thermoelectric plants that were unwilling to purchase natural gas under the prior gas price regulation because it require the buyer to take the intra-annum exchange rate risk. Under the new formula, exchange rate variations are reflected in gas prices annually, while we will be remunerated at market based interest rates for any resulting delay in gas price adjustments.

Power

     Brazil currently has an installed electricity generation capacity of approximately 70,000 MW. More than 90% of this capacity is interconnected to form one single integrated system, with approximately 92% of the electricity supplied to that system coming from hydroelectric sources. Annual consumption of electricity grew annually at a rate of 4.5% during the decade of the 1990s. As a result of the rapid growth in electricity demand, combined with the limited investment in the sector during the last two decades and a high dependency on hydroelectric power (and consequently susceptibility to a prolonged drought), we believe substantial additional generation capacity needs to be developed in Brazil. In recognition of the need for such capacity and in order to promote the development of thermoelectric plants, the Brazilian government has established the PPT.

     The PPT, as originally envisioned in February 2000, prioritized the development of 49 new thermoelectric plants to meet Brazil's growing electricity demand requirements. These PPT thermoelectric plants were to have increased Brazil's generation capacity by approximately 15,000 MW by 2003. Despite a number of incentives introduced by the Brazilian government to promote the PPT, those thermoelectric power plants under development have been slow to progress. Developers have faced numerous uncertainties, including inability to pass on financial and operating costs in U.S. dollars following a devaluation, and the reluctance of many distribution companies to sign long term power purchase agreements because of existing supply contracts. In view of this, the Brazilian government is reviewing the PPT, which is currently composed of 38 projects, representing a planned 13,900 MW.

     In line with our strategies in this segment, we decided to participate in this program either as a minority shareholder, offtaker or both, in a number of strategically important thermoelectric plants. Initially, we were planning to participate in 29 of the PPT projects, with total capacity of approximately 10,000 MW, of which 4,500 MW correspond to our purchase commitments at that time.

     The rationing program instituted by the Brazilian government, from the beginning of June of 2001 until the end of February 2002, has created a permanent reduction in demand of approximately 7%, according to recent Brazilian government estimates, resulting from the more rational use of electricity achieved during this period. Additionally, heavy rains have filled the reservoirs to near 70% of their maximum capacity. As a result, in the short term, existing hydroelectric capacity is sufficient to meet the energy needs of the country. The combination of exceptional hydrological conditions and demand reduction has created uncertainty with respect to the price at which we can sell electricity from thermoelectric plants in the short-term. However, in the medium term, given the expected growth in electricity demand and the limited spare hydroelectric capacity available, we believe that the country will have a need for some thermoelectric capacity. In addition, thermoelectric plants may become more competitive as a larger portion of the new hydroelectric capacity is utilized over time.

     In light of the uncertainties surrounding thermoelectric power, we have reviewed our plans in the power sector, with an aim to reducing our exposure. As a result, we currently plan to invest in 17 thermoelectric plants, with total capacity of approximately 7,000 MW, including six co-generation plants. Of these 17 thermoelectric plants, 11 are already under construction or operation. With the exception of three plants in which we have a majority stake, we anticipate that our investments in the thermoelectric plants will be as a minority shareholder. These thermoelectric plants are located primarily in the southeast and northeast regions of Brazil. Some of them also have connections with other natural gas projects involving the construction of pipelines, which facilitates our distribution activities.

     Presently we are only investing in thermoelectric plants that are already under construction. We have acquired turbines for future projects that have been delayed, although we have negotiated postponements in the delivery of such turbines as well as the related payments. We do not intend to construct new thermoelectric plants or expand existing thermoelectric plants until we have satisfactorily completed our review of the new set of regulations governing thermoelectric plants. Our plans will also depend upon the electricity market in general and the success of our electricity marketing efforts.

     We believe our participation in the construction and development of thermoelectric plants has strategic benefits for our business for several reasons:

     . our participation in the power sector helps create a market for natural gas made available through our investments in the natural gas business, such as the construction of the Bolivia-Brazil pipeline and the development of reserves in Bolivia;

     . we are able to build inside the fence co-generation plants within our refineries and other facilities, which provide us with a reliable and inexpensive source of electricity for use in our own refineries; and

     . these co-generation plants also produce steam for use by our refineries and in onshore oil recovery enhancement projects. The production and consumption of steam reduces the overall costs of generating electricity, making such electricity cost competitive relative to other thermoelectric generation, as well as new hydroelectric developments.

     To encourage the development of some of the thermoelectric power plants in which we participate with an equity interest, or to which we sell our natural gas, we have entered into agreements to provide economic support. Our obligations under these agreements are either structured as:

     . contingent capacity payments, in the case of the merchant thermal power plants, in which we agree to cover any shortfalls if the plant is unable to satisfy certain revenue targets and to service capital and cover operating costs and taxes; or

     . tolling arrangements whereby we agree to provide each of the inputs to produce electricity and operate the plant, as well as off-take the electricity remunerating the thermoelectric plant at a price that will service capital (equity and debt).

     We have only entered into tolling arrangements with thermoelectric plants in which we have an equity interest. Our power commitments under merchant and tolling agreements are as follows:

                    POWER OFFTAKE PROJECTED COMMITMENTS/(1)/

                                                                                Yearly
                                                                                Average
                                    2002   2003   2004   2005   2006   2007   after 2007
                                    ----   ----   ----   ----   ----   ----   ----------
                                                       (Average MW)
NE Contingent Capacity Payments       90    240    240    240    240    240        --
NE Tolling Arrangements               95    310    310    310    310    310       310
Total Northeast Region               185    550    550    550    550    550       310

S/SE Contingent Capacity Payments   1055   1190   1190   1190    893     --        --
S/SE Tolling Arrangements            310   1440   2060   2060   2060   2060      2060
Total South and Southeast Region    1365   2630   3250   3250   2953   2060      2060

Total  Commitments                  1550   3180   3800   3800   3503   2610      2370

/(1)/ Under these contracts, in the event the thermoelectric plant has a revenue shortfall, we are required to make capacity payments in respect of the MW quantities set forth above. The amounts of the payments may vary based on a number of factors.

     The total amount of electricity in respect of which we have tolling or capacity commitments, based upon commitments of projects under construction or in operation, is 3,800 MW as of end 2005, of which 2,370 MW comes from firm tolling agreements and 1,430 MW from contingent capacity payments.

     We expect the electricity we purchase under tolling agreements will be partly used for the consumption in our facilities, estimated to be approximately 300 MW per year, equally allocated between the Northeast and South/Southeast regions, firm power sales contracts to third party distributors and industrial consumers. Currently we do not expect to enter into tolling or capacity arrangements with respect to future thermoelectric plants. Our strategy is to sell the entirety of other energy in respect of which we have purchase commitments through medium and long-term Power Purchase Agreements, or PPAs. As a result of current price levels, we have negotiated certain shorter-term contracts, which as of June 2002 included offtake commitments totaling 930, 1,530 and 1,830 average MW for years 2003, 2004 and 2005, all under agreements with power purchasers based in the South and Southeast regions. In order to further manage our power purchase commitments, we are continuing to implement an aggressive plan to negotiate medium and long-term PPAs with distributors, industrial consumers and trading companies.

     On April 16, 2002, the Brazilian Congress approved the Provisional Measure 14, which permits us to include in our corporate purpose "activities linked to energy". This regulation was signed into Law 10,438, on April 26 2002, and we amended our by-laws, in June 2002, to incorporate energy as part of our corporate purpose. In addition, we are in the process of establishing a new subsidiary to negotiate sales and purchases of electricity.

International

Summary and Strategy

     In 2001, approximately 3.2% of our gross revenues were generated outside Brazil. We seek to evolve from a dominant integrated oil and gas company in Brazil into an energy industry leader in Latin America and a significant international oil and gas company. Currently, we plan to focus our non-Brazilian exploration, development and production activities regionally, in areas where we can successfully exploit our competitive advantages, such as deepwater drilling. We particularly intend to drill off the west coast of Africa and the Gulf of Mexico and onshore in South America. Additionally, we are integrating our natural gas activities in Brazil with natural gas production in Bolivia and Argentina. We are also increasing our downstream operations in South America and have acquired refineries and service stations in Argentina and Bolivia. We not only seek to promote internal growth of our operations in these regions, but we plan to continue to evaluate potential partnerships and acquisitions in all of these regions.

     We intend to increase our oil production through our own drilling activities and a combination of swaps, partnerships and acquisitions. We have budgeted U.S.$7.3 billion in capital expenditures for the period 2002-2005 for all of our international investments, including any potential acquisitions. These budgeted capital expenditures are subject to government approval.

     Our main strategies in the international segment are to:

     . expand exploration and production abroad to meet our production targets, focusing on areas where our deepwater exploration skills may give us a competitive advantage, such as West Africa and the Gulf of Mexico;

     .    increase our operations and downstream integration in South America;

     .    continue to build our natural gas business in the Southern Cone; and

     . acquire refinery capacity abroad capable of processing our exports of heavy crude oil.

     Our international results are reflected in the "International" segment in our audited consolidated financial statements.

Exploration and Production

     We began our international exploration and development activities in 1972, and our earliest discoveries were made onshore in Colombia in that year. We currently conduct significant international exploration activities in Bolivia, Nigeria, Colombia, the United States and Angola. In addition, we are currently performing studies to evaluate blocks where we hold interests in Angola, Argentina, Equatorial Guinea and Trinidad and Tobago. As of December 31, 2001, we participated in crude oil and natural gas exploration activities in five other countries and production activities in eight countries, which collectively represented approximately 10% of our total capital expenditures for crude oil and natural gas exploration and production activities. Our capital expenditures for international exploration and development were U.S.$318 million for the year ended December 31, 2001, U.S.$236 million for the year ended December 31, 2000 and U.S.$202 million for the year ended December 31, 1999. The following table provides information about the allocation of such expenditures for each of the three years ended December 31, 2001, 2000 and 1999:

              DISTRIBUTION OF INTERNATIONAL EXPLORATION ACTIVITIES

                                                         2001    2000    1999
                                                        -----   -----   -----
South America /(1)/ ..................................   27.8%   41.2%   50.9%
West Coast of Africa .................................   45.8    49.1    29.7
Gulf of Mexico .......................................   24.7     6.2    18.2
North Sea /(2)/ ......................................    1.7     3.5     1.2
                                                        -----   -----   -----
   Total .............................................  100.0%  100.0%  100.0%
                                                        =====   =====   =====

/(1)/ Includes Argentina, Bolivia, Colombia and, through 1999, Ecuador, and excludes Brazil.

/(2)/ Sold in 2001.

Development

     Over the past three years, we have participated in the development of a number of fields internationally, including three in Argentina, three in Bolivia, two in Nigeria, five in Colombia, three in Angola and seven in the United States. We also participated in the development of four fields in the United Kingdom. We completed the sale of the United Kingdom fields on August 31, 2001, effective as of January 1, 2001.

     In 2001, our net production outside of Brazil averaged 43,479 barrels per day of oil and NGLs and 24,916 barrels of oil equivalent of natural gas per day at an average lifting cost of U.S.$2.79 per barrel. In comparison with 2000, there was a decrease in net production of approximately 7% in terms of barrels of crude oil equivalent due to the sale of fields in the United Kingdom and the United States, as well as the natural decline in our older fields in Angola and Colombia. The strong increase in gas production in Argentina and Bolivia was not enough to compensate for a reduction in production. The following table provides information on the allocation of our international development activities for the three years ended December 31, 2001, 2000 and 1999.

               ALLOCATION OF INTERNATIONAL DEVELOPMENT ACTIVITIES

                                                         2001    2000    1999
                                                        -----   -----   -----
South America /(1)/ .................................    70.0%   74.0%   39.3%
West Coast of Africa ................................    16.8     4.1      --
Gulf of Mexico ......................................    11.0    16.9    44.9

North Sea /(2)/ .....................................     2.2     5.0    15.8
                                                        -----   -----   -----
   Total ............................................   100.0%  100.0%  100.0%
                                                        =====   =====   =====

/(1)/ Includes Argentina, Bolivia, Colombia and, through 1999, Ecuador and excludes Brazil.
/(2)/ Sold in 2001.

Bolivian Activities

     In January 2001, we inaugurated our first natural gas producing unit in Bolivia, the San Alberto gas field, where Petrobras Bolivia is the operator and has a 35% equity stake (the other partners are Petrolifera Andina (50%) and Total Bolivia (15%)). At the end of 2001, we began construction of the Yacuiba-Rio Grande gas pipeline (GASYRG), a pipeline in Bolivia that connects to the Bolivia-Brazil pipeline. The GASYRG pipeline is expected to increase the current flow of natural gas from the San Antonio and Sabalo fields into the Bolivia-Brazil gas pipeline to 777 million cubic feet per day and is scheduled to be completed in the beginning of 2003.

     We also entered into several 20-year agreements for the importation of natural gas from Bolivia to be sold to natural gas distribution companies in Brazil.

     As part of the Bolivian gas transport infrastructure, we acquired an interest in a natural gas compression plant in Rio Grande, Bolivia, which has a capacity to compress up to 1.06 billion cubic feet per day.

African Activities

     For the first time, as a result of the 2000 license bid round in Nigeria, we will act as operator in the deepwater Niger Delta block in Nigeria. In addition, in December 2001, we entered into two joint ventures for oil exploration and production in deepwater fields off the coast of Nigeria. In one of them, we have a 75% interest and we are the operator. In the other, we have a 15% interest and we are not the operator.

Gulf of Mexico Activities

     In 2001, we engaged an advisor to help us analyze the possibility of acquiring a company with a substantial part of its operations in the Gulf of Mexico. We continue to look for acquisition opportunities in the Gulf of Mexico that would allow us to expand our reserves and production in this area. We currently have made no decision regarding any such acquisition. In the most recent auction of offshore blocks conducted by the United States government, we purchased 33 new exploratory blocks. In addition, we discovered crude oil in block GB-244 in partnership with Kerr-McGee (owning 40%) and Amerada Hess (owning 26.7%) that has added 40 million barrels of proved crude oil reserves.

Argentine Activities

Repsol Transaction

     As part of our strategy to expand international operations, on December 17, 2001, we entered into an exchange of equally-valued assets with Repsol-YPF, Europe's sixth largest crude oil company. We exchanged some of our operating assets in Brazil for some of YPF's operating assets in Argentina. The transaction closed on December 26, 2001. As a result of this transaction, we have increased our downstream activities in the Southern Cone region of South America and acquired over 99% of the total capital stock of Eg3 S.A., the fourth-largest oil product marketing company in Argentina. In 2001, Eg3 S.A. accounted for approximately 12% of Argentina's automotive fuels market, with total sales of approximately 1.5 million gallons per day, through approximately 735 service stations and a refinery with a production capacity of 30,500 barrels per day. In exchange, Repsol-YPF received a 30% stake in our

Alberto Pasqualini refinery in the State of Rio Grande do Sul, with a refining capacity of 189,000 barrels per day, and which both companies expect to be the target of sizeable additional joint strategic investments. Repsol-YPF also acquired from us the right to resell fuels at 234 service stations in the midwest, south and southeast regions of Brazil, with aggregate sales of approximately 8,386 barrels per day. In addition, Repsol-YPF acquired a 10% stake, or the equivalent of approximately 5.2 million barrels of proved crude oil reserves and 2.2 billion cubic feet of proved natural gas reserves, in our Albacora Leste offshore oil field in the Campos Basin.

     No cash was exchanged in the deal because the transaction consisted of an exchange of equally-valued assets. Under the terms of the agreement, the value of the assets that we acquired has been protected under the structure for a period of eight years so as to minimize for both parties the foreign currency risk resulting from the present economic situation in Argentina.

     For the year ended December 31, 2001, we sold approximately 5.30 billion cubic feet per day of gas in Argentina. As a result of the devaluation of the Peso in Argentina, our revenues from these sales have decreased as reflected in U.S. dollars.

Others

     The MEGA project, a joint venture among us, Repsol-YPF and Dow Chemical to fractionate natural gas liquids was completed operationally. We are obligated under an off-take contract to take minimum volumes of LPG and natural gas, if delivered, at market prices. The project did not receive third party financing; therefore the shareholders continue to provide funds to the company in proportion to their equity interests. Our equity interest in the joint venture is 34%. Mega raised U.S.$472 million in the capital markets of which approximately U.S.$431 million was outstanding as of June 2002. The sponsors provided a completion guarantee for their respective shares in the project (Repsol-YPF 38%; Petrobras 34% and Dow Chemical 28%) until December 31, 2001. The guarantee was extended for another 18 months. In 2002, two bank loans in the aggregate amount of U.S.$40 million were replaced by intercompany loans from sponsors.

Divestitures

     On August 31, 2001 we completed the sale of our properties in the United Kingdom, as part of our strategy to divest of assets that are not in areas that are strategic to us. We sold reserves of approximately 26.6 Mboe, with daily production of 10,000 boepd, for a price of U.S.$157 million.

Organizational Structure

     The following diagram sets forth our eight direct subsidiaries:

                                  [FLOW CHART]

     All of our eight direct subsidiaries are incorporated under the laws of Brazil, except PIFCo, which was incorporated in the Cayman Islands. We own at least 99.99% of the common shares of those subsidiaries and at least 98% of the preferred shares of Petroquisa, Gaspetro and Braspetro and 59.3% of BR's preferred shares. PIFCo, Transpetro, Downstream Participacoes S.A. and Petrobras Negocios Eletronicos S.A. (E-Petro) do not have preferred shares. Petrobras Energia S.A., a wholly owned subsidiary, is currently in the process of being incorporated in Brazil.

Property, Plant and Equipment

     Under Brazilian law, the Brazilian government owns all oil and gas reserves within Brazil, and we have certain rights to exploit those reserves pursuant to concessions. Substantially all of our property, consisting of refineries and storage, production, manufacturing and transportation facilities, is located in Brazil.

Health, Safety and Environmental Matters

     In 2000, we created a separate department to address safety, environment and health matters and to facilitate the development of systematic, company-wide procedures to handle environmental, health and safety concerns. The department's managers report directly to our president.

     In 2000, we established the PEGASO program as a means of upgrading our pipelines and other equipment, implementing new technologies, improving our emergency response readiness, reducing emissions and residues and preventing environmental accidents. As of December 31, 2001, we had made capital expenditures of approximately U.S.$604 million under this program. We are committed to make capital expenditures of approximately U.S.$1.3 billion through 2003.

     In 2001, we revised our safety, environmental and health policy, which focuses on:

     .    principles of sustainable development;

     .    compliance with environmental legislation; and

     . the availability and use of environmental performance indicators in all aspects of our operations.

     In addition, we carry out environmental impact studies for all our projects.

     We have undertaken major capital investments to reduce the environmental impact of our operations. We have developed oil pollution and prevention guidelines to which our employees adhere, and we have built nine environmental protection centers for oil spill prevention, control and response. These centers also handle preventive control and inspection procedures in relation to tankers, pipelines, oil terminals and offshore installations. Additionally, we have established local and regional onshore and offshore contingency plans to deal with oil spills at sea in the case of accidents involving tankers and offshore exploration and production facilities. Since December 1997, Frota Nacional de Petroleiros (National Fleet of Vessels) has also been fully certified by the IMO International Management Code for Safe Operation of Ships and for Pollution Prevention (ISM Code).

     In July 2001, we also implemented a double filter system to treat residues of the oil industry. This system, which has been successfully used in the United States and in Europe, filters contaminated soil through the insertion of oxygen pipes, which accelerates the bacterial activity and, thus, the regeneration of the soil.

     By December 28, 2001, all our operating units had received integrated environmental, health and safety certificates. These certificates are based on the international standards ISO 14001 (environment), and BS8800 or OHSAS 18001 (health and safety). These certificates represent 10% of the total number of ISO 14001 certificates currently issued in Brazil.

     See below and Item 8 "Financial Information" and Item 5 "Environmental Proceedings and Liabilities" for additional information.

Environmental Liabilities

     Since January 1, 2000, we have experienced seven significant oil spills causing the release of approximately 1,833 million gallons of crude oil and 103,000 gallons of naphtha into various waterways. Due to those spills, we are currently subject to several administrative, civil and criminal investigations and proceedings. We cannot predict whether additional litigation will result from those spills and whether any such additional proceedings will have a material adverse effect on us. We have made provisions of U.S.$100 million to meet probable and reasonably probable losses in the event of unfavorable rulings against us.

     On January 18, 2000, a pipeline connecting one of our terminals to a refinery in Guanabara Bay ruptured, causing a release of approximately 341,000 gallons of crude oil into the bay. We undertook action to control the spill in an effort to prevent the oil from threatening additional areas. We have spent approximately R$104 million (U.S.$53 million) in connection with the clean-up efforts and fines imposed by IBAMA. We are also subject to several investigations and civil and criminal proceedings as a result of this spill, including:

     . a criminal proceeding instituted on January 24, 2001 by the Public Ministry of the State of Rio de Janeiro, which we are contesting;

     . a criminal complaint filed against us, our former president and nine other employees by the Federal Public Ministry in Sao Joao de Meriti. On April 30, 2002, the Judge determined that we could not appear as a defendant in this criminal proceeding as a result of an injunction we obtained from the court, although the decision is still subject to appeal. Recently, the complaint against our former president was dismissed, although this decision is also subject to appeal; and

     . a lawsuit filed by the Federation of Fishermen of the State of Rio de Janeiro claiming damages of approximately R$542 million (U.S.$236 million). On February 21, 2002, the judge hearing this matter found that damages were due, but not in the amount claimed. We are currently appealing this decision.

     On July 16, 2000, an oil spill occurred at our President Getulio Vargas refinery, located approximately 15 miles from Curitiba, capital of the State of Parana, releasing approximately 1.06 million gallons of crude oil into the surrounding area. We spent approximately R$74 million (U.S.$38 million) on the clean-up effort and fines imposed by the State of Parana authorities. In addition:

     . on August 1, 2000, IBAMA imposed fines in the amount of R$168 million (U.S.$73 million), which we are contesting;

     . on January 1, 2001, the Federal Public Ministry and the Parana State Public Ministry filed a public civil action against us seeking damages of approximately R$2,300 million (U.S.$1,000 million). On April 4, 2001, we filed our response and are currently awaiting a decision;

     . Instituto Ambiental do Parana (the State of Parana Environmental Institute, or IAP) filed a civil action against us. We are currently awaiting a decision;

     . the Federal Public Ministry instituted a criminal action against us, our former president and our former superintendent of the REPAR refinery. We are currently awaiting a decision; and

     . the Associacao de Defesa do Meio Ambiente de Araucaria (Association for the Environmental Defense of Araucaria, or AMAR) filed a civil action against us. We are currently awaiting a decision.

     On November 4, 2000, the Cypriot flag vessel Vergina II chartered by us collided with a pier at our terminal in Sao Sebastiao Ilhabela, causing the release of approximately 22,719 gallons of crude oil into the Sao Sebastiao canal. We concluded the clean up of the spill on November 8, 2000. As a result of the accident, the environmental agency of the State of Sao Paulo imposed a fine of R$7 million (U.S.$3 million) and the environmental agency of Ilhabela imposed a fine of R$46 million (U.S.$20 million). We are currently contesting these fines on the basis that the Cypriot company was responsible for the navigation of the ship into the terminal.

     On February 16, 2001, our Araucaria-Paranagua pipeline ruptured as a result of an unusual movement of the soil and spilled approximately 13,209 gallons of fuel oil into the Sagrado, Meio, Neves and Nhundiaquara rivers located in the State of Parana. We finalized the cleaning of the river surface on February 20, 2001, recovering approximately 14,280 gallons of fuel oil. Environmental teams are still assessing the environmental impact of the spill. As a result of the accident:

     . IAP fined us approximately R$150 million (U.S.$65 million), which we are contesting; and

     . the State of Parana is currently conducting a criminal investigation, which is in its initial stages.

     On March 15, 2001, three explosions on platform P-36, located 75 miles off the Brazilian coast, caused a fire on the platform that resulted in the loss of 11 employees and the sinking of the platform on March 20, 2001. The accident caused 396,300 gallons of oil to spill into the ocean. We deployed thirteen ships with sophisticated oil trapping booms around the rig to contain the spill. We dispersed with chemicals, or collected with equipment, all but 3,200 gallons of 81,600 gallons, or 310,000 liters, of diesel and crude oil that was detected on the surface. As a result of the accident:

     . the Federal Public Ministry filed a lawsuit on January 23, 2002 seeking the payment of R$100 million (U.S.$43.1 million) as environmental damages, a fine of R$1 million (U.S.$0.4 million) if we do not adapt our platform or acquire a new one in order to have natural gas transmitted through the support columns, a daily fine of R$0.2 million (U.S.$87,000) if within six months from the decision we do not install gas sewers in the Campos Basin Platform and a daily fine of R$0.3 million (U.S.$130,000) if we do not implement an appropriate contingency plan. We have already presented our defense to these claims and are awaiting a review of the merits of the lawsuit;

     . IBAMA fined us approximately R$7 million (U.S.$3 million), the basis of which we are contesting through administrative proceedings;

     . on March 17, 2001, the Capitania dos Portos (Port Authority) imposed a fine of R$0.5 million (U.S.$217,000), which has already been paid; and

     On May 30, 2001, there was a rupture in a pipeline which transported crude oil from Barueri to the Paulinia Refinery, in Sao Paulo, causing the leak of 52,826 gallons of crude oil. We assumed responsibility for the accident and began repair work immediately, which we completed in August 2001.

     On October 18, 2001, the ship Norma collided with a rock in the Paranagua Port causing a leak of 103,158 gallons of naphtha. In response to this spill, the Port Authority fined Transpetro R$50,000 (U.S.$21,300) and IBAMA fined Transpetro R$5 million (U.S.$2.0 million). Transpetro has already paid the Port Authority fine and it is contesting the fine imposed by IBAMA. The Federal Public Ministry has also initiated a criminal complaint related to this accident.

     On January 2002, Transpetro's ship Brotas released approximately 4,000 gallons of crude oil into the Ilha Grande Bay. As a result of the accident, Fundacao Estadual de Engenharia do Meio Ambiente (State Foundation of Environmental Engineering, or FEEMA) fined us approximately R$7 million (U.S.$3.04 million), and the Municipalities of Angra dos Reis and Mangaratiba fined us approximately R$10 million (U.S.$4.35 million) each. We are contesting both fines.

Regulation of the Oil and Gas Industry in Brazil

Regulatory Framework

     Under Brazilian law, the Brazilian government owns all crude oil and natural gas reserves in Brazil. Additionally, Article 1 of Law No. 2,004 of 1953 granted the Brazilian government a monopoly over the research, exploration, production, refining and transportation of crude oil and oil products in Brazil and its continental shelf, subject only to the right of companies engaged in crude oil refining and the distribution of oil products at that time to continue those activities. Under Article 2 of Law No. 2,004, the Brazilian government made us its exclusive agent for purposes of exploiting the Brazilian government's monopoly. In 1988, when it adopted the Brazilian Constitution, the Brazilian Congress incorporated Article 1 of Law No. 2,004 into the Constitution and included within the scope of the Brazilian government's monopoly the importation and exportation of crude oil and oil products.

     Beginning in 1995, the Brazilian government undertook a comprehensive reform of the country's oil and gas regulatory system. On November 9, 1995, the Congress amended the Brazilian Constitution to authorize the Brazilian government to contract with any state or privately-owned company to carry out the activities related to the upstream and downstream segments of the Brazilian oil and gas sector. Accordingly, this amendment eliminated our effective monopoly. The amendment was implemented by the adoption of the Oil Law, which revoked Law No. 2,004 mentioned above.

     The Oil Law provided for the establishment of a new regulatory framework, ending our exclusive agency and enabling competition in all aspects of the oil and gas industry in Brazil. As a result of this constitutional amendment and the subsequent and ongoing implementation of the changes under the Oil Law, its amendments and related regulations, we have been operating in an environment of gradual deregulation and increasing competition.

     The Oil Law also created an independent regulatory agency, the ANP. The ANP's function is to regulate the oil and natural gas industry in Brazil. A primary objective of the ANP is to create a competitive environment for oil and gas activities in Brazil that will lead to the lowest price and best services for consumers. Among its principal responsibilities is to regulate concession terms for upstream development and award new exploration concessions. See Item 10 "Additional Information-Material Contracts-Concession Agreements with the ANP."

     The Oil Law granted us the exclusive right to exploit the crude oil reserves in all fields where we had previously commenced production, in accordance with the concession agreement entered into with the ANP on August 6, 1998. For each concession area, we were granted a period of 27 years as of the date the field was declared to be commercially profitable. The Oil Law also established a procedural framework for us to claim exclusive exploratory and, in case of drilling success, development rights for a period of up to three years with respect to areas where we could demonstrate that we had "established prospects" prior to the enactment of the Oil Law. In order to perfect our claim to explore and develop these areas, we had to demonstrate that we had the required financial capacity to carry out these activities either alone or through other cooperative arrangements.

     Each year we are required to submit our budget for the following fiscal year to the Ministry of Planning, Budget and Management and the Ministry of Mines and Energy. Once reviewed by those offices, the budget is then submitted to the Brazilian Congress for approval. As a result of this process, the total level of our capital expenditures for each fiscal year is regulated, although the specific application of funds is left to our discretion. Since mid-1991, we have satisfied substantial amounts of our financing needs from the international capital markets, mainly through the issuance of commercial paper and short, medium and long-term notes, and have increasingly been able to raise long-term funds for large capital expenditure items such as rigs and platforms. From June 29, 1998 until November 30, 2000, under Central Bank of Brazil Resolution No. 2,515, our ability to fund ourselves with external debt issued directly by Petrobras was curtailed, because we were required to apply any new international debt to refinance our existing domestic debt. On November 30, 2000, we were exempted from this limitation pursuant to Central Bank of Brazil Resolution No. 2,790, as amended by Resolution No. 2,890.

     Our strategic objectives and planning are subject to supervision by the Ministry of Planning, Budget and Management. Our activities are also subject to regulation by the Ministry of Finance and the Ministry of Mines and Energy, among others. In addition, since our common and preferred shares are traded on the Sao Paulo Stock Exchange, we are also regulated by the CVM.

     We are required by law to select independent auditors to review our financial statements. In addition, as a mixed-capital company, we are required to periodically solicit public bids from auditors to carry out this function. PricewaterhouseCoopers Auditores Independentes has been appointed as our independent auditor from 1997 through 2002.

     Brazil is not a member of OPEC, but we have been invited to attend OPEC meetings as an observer. Therefore, neither Brazil nor we are bound by OPEC guidelines. However, to the extent that OPEC influences international crude oil prices, our prices are affected, as our prices are linked to international crude oil prices.

Price Regulation

     Until the passage of the Oil Law in 1997, the Brazilian government was empowered to regulate all aspects of the pricing of crude oil, oil products, fuel alcohol and other energy sources in Brazil, including natural gas and energy. Following the implementation of the Oil Law through December 31, 2001, the Brazilian oil and gas sector was significantly deregulated and the Brazilian government changed its price regulation policies. Under these new regulations the Brazilian government:

     . introduced a new methodology for determining our net operating revenues that is designed to track prevailing international prices and the Real/U.S. dollar exchange rate;

     . eliminated regulation of the cost at which we could record imported crude oil and oil products in our cost of sales;

     . gradually eliminated controls on wholesale prices at which we could sell our oil products, except for diesel, gasoline and LPG;

     . eliminated transportation cost equalization subsidies known as Frete para Uniformizacao de Precos (Freight for the Uniformity of Price, or FUP), in the case of transportation subsidies for oil products, and Frete para Uniformizacao de Precos do Alcool (Alcohol Freight for the Uniformity of Price, or FUPA), in the case of transportation subsidies for fuel alcohol effective after December 31, 2001; and

     . continued to require that we act as the Brazilian government's administrator for the fuel alcohol program.

     As set forth below, pursuant to Law No. 9,990, on January 2, 2002, the Brazilian government eliminated price controls for crude oil and oil products, except for the natural gas sold for qualifying thermoelectric plants. This led to increased competition and further price adjustments, as other companies were allowed to participate in the Brazilian market, as well as import and export crude oil, oil products and natural gas to and from Brazil.

     To permit the taxation of all imported crude oil, oil products and natural gas in conjunction with the opening of the market to all participants, the Brazilian government, pursuant to Constitutional Amendment No. 33, as of December 11, 2001, enacted Law No. 10,336, dated December 19, 2001, establishing a tax of a fixed amount to be applied with respect to the sale and import of crude oil, oil products and natural gas products (Contribuicao de Intervencao no Dominio Economico, Contribution for Intervention in the Economic Sector, or
CIDE), amended by Decree No. 4,066, dated December 27, 2001.

Crude Oil and Refined Oil Products

     Until enactment of the Oil Law, the Brazilian government regulated all aspects of the pricing of crude oil and oil products in Brazil, from the cost of crude oil imported for use in our refineries, to the price of refined oil products charged to the consumer. The regulation of oil product prices was one of the tools available to the Brazilian government for controlling inflation. Prior to the enactment of the Oil Law, we regularly requested price adjustments in Reais to maintain prices at or above domestic inflation, and to cover the cost of importing crude oil and oil products at prevailing international prices. During periods of high inflation, the Government frequently did not increase prices in order to keep them at the international levels. Ultimately, the decision to increase prices rested with the Minister of Mines and Energy, after consultation with the Minister of Finance.

     The deregulation process occurred over time, with the following products being deregulated prior to January 2, 2002:

     .    anhydrous fuel alcohol prices have been deregulated since May 1997;

     .    solvent and paraffin prices have been deregulated since October 1997;

     .    kerosene prices have been deregulated since November 1997;

     .    lubricant prices have been deregulated since December 1997;

     .    hydrated fuel alcohol prices have been deregulated since February
          1999;

     .    naphtha prices have been deregulated since August 9, 2000;

     . jet fuel prices in the refineries have been deregulated since July 1, 2001; and

     .    fuel prices have been deregulated since November 1, 2001.

     From July 29, 1998 until December 2001, we were required to calculate our net operating revenues based on the preco de realizacao (realization price, or PR), for oil products we sold. PR was determined on the basis of a pricing formula established by the Brazilian government that, with a lag of approximately one month, reflected changes in the Real/U.S. dollar exchange rate, international market prices for the relevant benchmark products and applicable import tariffs. Net operating revenues is the sum of the products obtained by multiplying the realization price for each oil product by the volume of each such oil product sold. The amount obtained from subtracting net operating revenues from sales of products and services (net of value-added and other taxes on sales and services) was recorded as the Parcela de Precos Especifica (Specific Price Portion, or PPE), which was presented as an adjustment to sales of products and services. The amount of PPE for any period increased or decreased the balance of the Petroleum and Alcohol Account, and this process had the result of decreasing or increasing our net available cash.

     The Brazilian government continued to reimburse certain fuel transportation and other eligible costs to us and distributors (including BR), until December 2001. Thereafter, we received the right to reimbursement for coastal and pipeline transportation costs of fuel oil and LPG, and distributors (including
BR) continued to receive reimbursement for transportation costs of aviation fuel, diesel, LPG and fuel oil to certain municipalities in the northern and midwestern regions of Brazil. The impact of our role as administrator of these subsidies was reflected in the Petroleum and Alcohol Account (described below) on our balance sheet and in increases or decreases in that account on our statement of cash flows. The funds we and BR were entitled to receive as reimbursement for transportation costs under these subsidies reduced the amounts we recorded in selling, general and administrative expenses in respect of transportation costs, thus increasing the Petroleum and Alcohol Account.

     On January 4, 2001, the Ministry of Mines and Energy and the Ministry of Finance adopted a new methodology for establishing the prices we were required to charge for diesel, gasoline and LPG. Under this methodology, the prices for these oil products were adjusted by an index (indice de reajuste, or IR), on a quarterly basis, calculated on the basis of a formula that reflects changes in the Real/U.S. dollar exchange rate and the prevailing international prices of Brent crude during the preceding quarter. If the IR was positive, the Brazilian government had discretion to establish an increase in price for any of these oil products lower than that which would result from application of the readjustment factor. If the IR was negative, the Brazilian government had discretion to establish a smaller price decrease for a product that would result from application of the readjustment factor if the average PPE for the product during the preceding quarter was negative.

     Pursuant to the Oil Law and subsequent legislation, the oil and gas markets in Brazil were deregulated beginning January 2, 2002. As part of this action:

     . the Brazilian government deregulated sales prices for crude oil and oil products, and, as a consequence, the formula for realization prices and the PPE were eliminated; and

     . the Brazilian government established the CIDE, a per-transaction payment to the Brazilian government required to be made by producers, blenders and importers upon sales and purchases of specified oil and fuel products at a set amount for different products based on the unit of measurement typically used for such products.

Natural Gas

     We continue to comply with a number of rules relating to the natural gas industry, including Portaria No. 3 (relating to the sale of domestic natural gas), Portaria No. 176 (relating to the maximum price for natural gas sold to certain PPT thermoelectric plants) and Portaria No. 45 (relating to the transportation price for domestic natural gas sold to local gas distribution companies).

     On June 1, 2001, the Ministry of Mines and Energy and the Ministry of Finance adopted Portaria No. 176, establishing a ceiling price for natural gas to be sold to certain of the thermoelectric plants that are part of the PPT, for a twelve-year period. Each qualifying thermoelectric plant will have the right to purchase natural gas at prices that are determined as described below.

     For the initial consecutive twelve-month period starting on the date the gas consumption begins, a fixed price in Reais will be set based on the reference price in United States dollars per MMBTU, initially set at U.S.$2.58 per MMBTU, converted into Reais based on the exchange rate in effect on that date. For subsequent consecutive twelve-month periods, the ceiling price will be adjusted annually for changes in the United States producer price index and the U.S. dollar exchange rate with respect to the portion of the ceiling price relating to imported natural gas (set by the regulation at 80%) and for changes in the IGP-M with respect to the portion of the ceiling price relating to domestic natural gas (set by the regulation at 20%), reflecting the current mix of natural gas supplied to these qualifying thermoelectric plants. The annual adjustment in the ceiling price related to imported gas (set by the regulation at 80%) is based on the previous twelve-month period rate and the projected volume of natural gas to be sold to the qualifying thermoelectric plant during the succeeding twelve-month period. The price will be adjusted to reimburse the natural gas supplier, on a per invoice basis, for any shortfalls caused by a Real devaluation. Similarly, the qualifying thermoelectric plant will be reimbursed for overpayments, calculated on a per invoice basis, resulting from a Real appreciation during the period.

     The applicable interest rate on the net shortfall or overpayment amount with respect to each qualifying thermoelectric plant will be the SELIC rate, the interest rate applicable to bonds issued by the Brazilian government. In addition, interest projected to be accrued during the immediately succeeding twelve-month period on the net shortfall or overpayment amount will be added. Any portion of the shortfall or overpayment amount that is not reimbursed through these adjustments in the ceiling price will be included in the adjustment to the ceiling price for subsequent consecutive twelve-month periods until reimbursed in full.

     The PPT allows qualifying thermoelectric plants to pass on to their customers any increases in pricing resulting from these adjustments.

Hydrated Alcohol

     Until December 31, 2001, we occasionally purchased and sold hydrated alcohol at the direction of the Brazilian government through government auctions and recorded the net effect of our fuel alcohol commercialization activities as an increase or decrease to the Petroleum and Alcohol Account, with an offsetting adjustment to cost of sales. The ANP, pursuant to Administrative Rule 301, dated December 18, 2001, authorized us to export, either in its natural state, or mixed with gasoline, the portions of inventory of fuel alcohol in our possession that were not purchased in collaboration with the Conselho Interministerial do Acucar e do Alcool (Interministerial Council of Sugar and Alcohol, or CIMA). In addition, the Brazilian government is considering ways to facilitate our disposition of fuel alcohol inventories acquired by us through December 31, 2001.

The Petroleum and Alcohol Account

     Prior to 2002, the Petroleum and Alcohol Account was a special account maintained to reflect the impact on us of the Brazilian government's regulatory policies for the Brazilian oil industry and its fuel alcohol program.

     Prior to July 29, 1998, this account recorded the difference between the cost established by the Brazilian government and our actual cost for imported crude oil and oil products, as well as the net effects on us of the administration of the FUP and FUPA subsidies and all of the related regulations (the FUP/FUPA programs). The excess of the amounts we paid under the FUP/FUPA programs over the amount of FUP/FUPA we collected in any month increased the Petroleum and Alcohol Account. Conversely, the excess of the amounts we collected under the FUP/FUPA programs over the amounts we paid under the FUP/FUPA programs in any month decreased the Petroleum and Alcohol Account. In connection with the settlement of the Petroleum and Alcohol Account, the Brazilian government has been certifying the balance of the Petroleum and Alcohol Account as of March 31, 1992.

     From July 29, 1998 until December 31, 2001, the Petroleum and Alcohol Account was required to be adjusted by the PPE and certain fuel transportation and other reimbursable costs that had not been phased out. If recorded net operating revenues for any period were less than the amount recorded in sales of products and services (net of value-added and other taxes on sales and services) for such period, PPE was a positive amount and the balance of the Petroleum and Alcohol Account decreased. Conversely, if net operating revenues for any period exceeded the amount recorded in sales of products and services (net of value-added and other taxes on sales and services) for such period, the balance of the Petroleum and Alcohol Account increased. In addition, during this period, the net impact on us of our fuel alcohol commercialization activities was also recorded in the Petroleum and Alcohol Account. Finally, we were also required to fund the administrative expenses of the ANP. These funding payments were made after determination by the Brazilian government and were recorded as an increase in the Petroleum and Alcohol Account and did not impact our income statement.

     Article 74 of the Oil Law required settlement of the Petroleum and Alcohol Account by the Brazilian government on or before full implementation of price deregulation was completed. This deregulation was phased in over several years and was implemented in full on January 2, 2002. To facilitate the required settlement, on June 30, 1998, the Brazilian government issued National Treasury Bonds--Series H in our name, which were placed with a federal depositary to support the balance of this account. These bonds are not tradable and are redeemable only at their maturity in 2003. The Series H bonds have been cancelled from time to time by the depositary, pursuant to our authorization, as the balance of the Petroleum and Alcohol Account decreased. We have no other rights to use, withdraw or transfer the Series H bonds before maturity in 2003.

     From the issuance of the Series H bonds until September 30, 1999, the balance of the Petroleum and Alcohol Account decreased by U.S.$3,999 million as a result of the collection of the PPE, net of transportation subsidies. The collection of PPE was positive due to relatively low international oil product prices as compared to the sales prices established by the Brazilian government for our oil products. Accordingly, a corresponding amount of Series H bonds was cancelled.

     From October 1, 1999 until December 31, 2000, our net operating revenues generally exceeded the amount recorded in sales of products and services, net of value-added and other taxes on sales and services, due to high international prices for oil products that were not fully reflected in the sales prices we were allowed to charge for our oil products during such period. As a result, PPE was negative during this period and the balance of the Petroleum and Alcohol Account increased.

     During 2001, the balance of the Petroleum and Alcohol Account decreased by U.S.$1,428 million, mainly as a result of the collection of the PPE and a reduction of U.S.$405 million to the balance of the Petroleum and Alcohol Account, that we agreed to in connection with the certification of the balance of the account by the interministerial working group, as further discussed below. The value of the outstanding Series H bonds was U.S.$92 million as of December 31, 2001, U.S.$1,062 million as of December 31, 2000 and U.S.$1,136 million as of December 31, 1999. The balance of the Petroleum and Alcohol Account was U.S.$81 million as of December 31, 2001, U.S.$1,509 million as of December 31, 2000 and U.S.$1,352 million as of December 31, 1999.

Certification of Petroleum and Alcohol Account

     In September 1999, the Ministers of Finance, Agriculture, Internal Supply and Mines and Energy created a working group to certify the balance of the Petroleum and Alcohol Account for the period from April 1, 1992 to June 30, 1998. In December 2000, the working group concluded its certification process on a portion of the activity for this period, and we agreed to reduce the balance of the Petroleum and Alcohol Account by U.S.$106 million. The adjustments we accepted primarily related to differences in the calculation of the FUP/FUPA and the procedures used to determine the difference between our actual and the regulated cost of imported crude oil and oil products, both of which were eliminated with the implementation of new regulations on July 29, 1998. In December 2001, we received the final report on the audit by the interministerial working group for the 1992-1998 period. In addition to the U.S.$106 million adjustment arising from the certification completed in December 2000, the interministerial working group report included new recommendations to deduct U.S.$405 million from the Petroleum and Alcohol Account. In response to these recommendations, we agreed to reduce the balance of the Petroleum and Alcohol Account by the following adjustments:

     . a reduction of U.S.$36 million to the balance of the account, resulting from a change of our procedures for calculating the profit on sales of fuel alcohol;

     . a reduction of U.S.$140 million to the balance of the account, resulting from a change of our methodology for recording reimbursements, to reflect amounts disallowed by the working group, mainly relating to transportation of oil products and fuel alcohol by sea, pipeline, road and rail, and port charges; and

     . a reduction of U.S.$229 million in the balance of the account, resulting from a change of our methodology for calculating interest on the Petroleum and Alcohol Account for the period from September 1994 through June 1996.

     On April 19, 2002, the ANP Director adopted Portaria No. 50, which established a commission to audit the activity recorded in the Petroleum and Alcohol Account for the period from July 1, 1998 through December 31, 2001. This audit proceeding started on May 27, 2002, the results of which will be the basis for the required settlement of the balance of the account with the Brazilian government, which should be concluded by June 30, 2002, unless further extended pursuant to Law No. 10,453, dated May 13, 2002. Pursuant to Law No. 10,453, the ANP authorized an increase in the Petroleum and Alcohol Account of R$600 million (U.S.$242 million), arising from events prior to December 31, 2001, relating to the equalization of the costs of sugarcane production in the northeast region. Since we have implemented all recommendations made by the interministerial working group, we do not expect significant additional adjustments to be necessary as a result of the audit by the ANP.

     In accordance with the applicable laws and regulations, and subject to our approval, the settlement of the Petroleum and Alcohol Account may be in the form of:

     . a transfer to us of an amount of Series H bonds equal to the balance of the Petroleum and Alcohol Account on the settlement date;

     . issuance of new instruments (the types and terms of which will be determined by the Brazilian government at or before the time of settlement, subject to our approval) in an amount equal to the balance of the Petroleum and Alcohol Account on the settlement date;

     . offset of the remaining balance of the Petroleum and Alcohol Account on the settlement date against other amounts owed by us to the Brazilian government, such as federal taxes payable; or

     .    a combination of the foregoing.

     The following table summarizes the changes in the Petroleum and Alcohol Account for the years ended December 31, 2001, 2000 and 1999:

                                                                     For the Year Ended December 31,
                                                                     -------------------------------
                                                                        2001      2000      1999
                                                                       (in millions of U.S. dollars)
Opening balance .....................................................  $1,509    $1,352    $ 3,340
Advances (Collections)--PPE .........................................    (969)      288     (1,656)

Reimbursements to third parties:
   Subsidies paid to fuel alcohol producers .........................      45        --        303
   Others ...........................................................      17        19         35
                                                                       ------    ------    -------
Total reimbursements to third parties ...............................      62        19        338
                                                                       ======    ======    =======

Reimbursements to Petrobras:
   Transport of oil products ........................................      45        81        132
   Net result of fuel alcohol commercialization activities/(1)/ .....      68       (19)       143
                                                                       ------    ------    -------
Total reimbursements to Petrobras ...................................     113        62        275
                                                                       ------    ------    -------
Total reimbursements ................................................     175        81        613
                                                                       ======    ======    =======

Financial income ....................................................      16        35         95
Results of certification/audit process conducted by the Brazilian
   government/(2)/ ..................................................    (405)     (106)        --
Translation loss/(3)/ ...............................................    (245)     (141)    (1,040)
                                                                       ------    ------    -------
Ending balance ......................................................  $   81    $1,509    $ 1,352
                                                                       ======    ======    =======

----------
/(1)/ Recorded as a component of cost of sales.
/(2)/ For the year ended December 31, 2001, U.S.$405 million and for the year ended December 31, 2000, U.S.$105 million was recorded as a component of other expenses, net, and U.S.$1 million in 2000 was recorded as a component of monetary and exchange variation on monetary assets and liabilities, net.
/(3)/ Translation losses are recorded as a component of cumulative translation adjustments.

Exploration and Development Regulation

     During the time we had a government-granted monopoly in Brazil for oil and gas operations, we had the right to exploit all production, exploration and development areas in Brazil. When our effective monopoly was terminated, the Brazilian government was allowed to contract with any state or privately owned company the activities related to the upstream and downstream segments of the Brazilian oil and gas sector. Before establishing bidding rounds for concessions, the Brazilian government granted us the exclusive right to exploit crude oil reserves where we had previously commenced operations. In 1998, the ANP started to conduct bidding rounds to grant concessions for production, exploration and development areas, and we were required to compete for concessions.

     With the effectiveness of the Oil Law and the regulations promulgated by the ANP thereunder, concessionaires were required to pay the government the following:

     .    signature bonuses;

     .    rentals for the occupation or retention of areas;

     .    special participation; and

     .    royalties.

     The minimum signature bonuses are published in the bidding rules for the concessions being auctioned, but the actual amount is based on the amount of the winning bid and must be paid upon the execution of the concession agreement.

     The rentals for the occupation and retention of the concession areas are provided for in the related bidding rules and are payable annually. For purposes of calculating rentals, the ANP takes into consideration factors such as the location and size of the relevant concession block, the sedimentary basin and its geological characteristics.

     Special participation is an extraordinary charge we must pay in the event of high production volumes and/or profitability, according to criteria established by applicable regulation, and is payable on a quarterly basis for each field from the date on which extraordinary production occurs. This participation rate, whenever it is due, varies between 10% and 40% depending on:

     .    volume of production; and

     . whether the block is onshore or offshore and, if offshore, whether it is shallow or deep water.

     Under the Oil Law and applicable regulations, the special participation is calculated based upon quarterly net revenues of each field, which consist of gross revenues less:

     .    royalties paid;

     .    investment in exploration;

     .    operational costs; and

     .    depreciation adjustments and applicable taxes.

     The ANP is also responsible for determining monthly royalties payable with respect to production. Royalties generally correspond to a percentage ranging between 5% and 10% applied to reference prices for oil or natural gas, as established in the relevant bidding guidelines (edital de licitacao) and concession contract (contrato de concessao). Virtually all of our production currently pays the maximum 10% rate. In determining the royalties applicable to a particular concession block, the ANP takes into consideration, among other factors, the geological risks involved and the production levels expected.

     The Oil Law also requires concessionaires of onshore fields to pay to the owner of the land a special participation fee that varies between 0.5% and 1.0% of the net operating revenues derived from the production of the field.

Environmental Regulations

     All phases of the crude oil and natural gas business present environmental risks and hazards. Our facilities in Brazil are subject to a wide range of federal, state and local laws, regulations and permit requirements relating to the protection of human health and the environment. At the federal level, we are subject to the administrative authority of the Brazilian Institute for the Environment and Renewable Natural Resources, or IBAMA, and to the regulatory authority of the Conselho Nacional do Meio Ambiente (National Council for the Environment). Law No. 6,938 of August 31, 1981, and subsequent regulations and decrees established strict liability for environmental damage, mechanisms for enforcement of environmental standards and licensing requirements for polluting activities. On December 27, 2000, Law No. 10,165, modifying Law No. 6,938, created the Taxa de Controle e Fiscalizacao Ambiental (Environmental and Fiscalization Control Tax, or TCFA). The new law empowers IBAMA to collect, on a quarterly basis, certain fees from us and other companies that meet a minimum revenue threshold, are engaged in potentially environmentally damaging activities and/or are exploiting natural resources within Brazil. At present, we do not consider this fee imposed by IBAMA to be material. The Confederacao Nacional da Industria (Brazilian Industry Confederation, or CNI), is currently contesting these fees as unconstitutional. There can be no assurance, however, that fees imposed by IBAMA in the future will not have a material adverse effect on us.

     Brazilian environmental laws and regulations provide for restrictions and prohibitions on spills and releases or emissions of various hazardous substances produced in association with our operations. Brazilian environmental laws and regulations also govern the operation, maintenance, abandonment and reclamation of wells, refineries, terminals, service stations and other facilities. Compliance with these laws and regulations can require significant expenditures, and violations may result in fines and penalties, some of which may be material. In addition, operations and undertakings that have a significant environmental impact, especially the drilling of new wells and expansion of refineries, require us to apply for environmental impact assessments in accordance with federal and state licensing procedures. In accordance with Brazilian environmental laws, we have proposed the execution of, or we have entered into, environmental commitment agreements with the environmental protection agencies and/or the federal or state public ministries, in which we agree to undertake certain measures in order to complete the environmental licensing for several of our operating facilities.

     Under Law No. 9,605 of February 12, 1998, individuals or entities whose conduct or activities cause harm to the environment are subject to criminal and administrative sanctions, as well as any costs to repair the actual damages resulting from such harm. Individuals or legal entities that commit a crime against the environment are subject to penalties and sanctions that range from fines to imprisonment, for individuals, or, for legal entities, suspension or interruption of activities or prohibition to enter into any contracts with governmental bodies for up to ten years. The government environmental protection agencies may also impose administrative sanctions on those who do not comply with the environmental laws and regulations, including, among others:

     .    fines;

     .    partial or total suspension of activities;

     .    obligations to fund recovery works and environmental projects;

     .    forfeiture or restriction of tax incentives or benefits;

     .    closing of the establishments or undertakings; and

     . forfeiture or suspension of participation in credit lines with official credit establishments.

     In addition, under Law No. 9,605, the corporate structure of a company may be disregarded if the structure impedes the recovery for undue harm to the environment. There can be no assurance that, in the case of claims for environmental damage, liability would be limited to shareholders capable of exercising control over the company at the time of the environmental damage. Accordingly, if we were unable to redress claims against us for environmental damage, which could happen if we were insolvent, our shareholders and the members of our management might become liable for those claims. We are not aware of any successful assertion of claims against shareholders under this statute and cannot predict the circumstances in which this might happen.

     As a result of our spill in the Guanabara Bay, on January 27, 2000, the National Council for the Environment enacted Resolution No. 265 of the Brazilian National Council for the Environment imposing an obligation on IBAMA and the state environmental agencies, local environmental agencies and non-governmental agencies, to evaluate the control and prevention measures and environmental licensing status of all industrial facilities for the production of crude oil and oil products in Brazil within 240 days from the enactment of the resolution. Resolution No. 265 also required us to perform, within a six-month period, an independent environmental audit in all of our industrial installations located in the State of Rio de Janeiro. Finally, Resolution No. 265 required all companies with activities related to the production of crude oil and oil products in Brazil to submit to the National Council for the Environment, within 180 days, a plan and schedule for the implementation of independent environmental audits in all of their respective plants located in Brazil. On August 8, 2000, we filed our plan and schedule for the implementation of independent environmental audits with the National Council for the Environment for our plants in Brazil. In November 2001, all of our operating units had concluded their environmental audits as required by Resolution No. 265.

Competition

     As a result of the deregulation of the oil and gas industry in Brazil, we expect to face increasing competition both in our downstream and upstream operations.

     In our exploration and production segment, the Brazilian government's auction process for new exploratory areas has enabled multinational and regional oil and gas companies to begin exploring for crude oil in Brazil. If these companies discover crude oil in commercial quantities and are able to develop it economically, we expect that this will result in increasing competition with our own production.

     In our supply segment, we have faced little competition as a result of the previous laws that effectively gave us a monopoly. With the end of the monopoly and full deregulation, other participants may now transport and distribute products in Brazil. As a result, we expect these participants to begin importing refined oil products, which will compete with oil products from our Brazilian refineries, as well as the oil products we currently import. We will now have to compete with global imports at international prices, although imports sourced closer to Brazil, such as in Venezuela and Argentina, are expected to be the most competitive. We expect that this additional competition may affect the prices we can charge for our oil products, which in turn will affect the profit we can make. If, in response to our dominant position in the refining market, the Brazilian government compels us to sell some of our refining activities, this will further increase competition.

     We also expect continued competition in our distribution segment, where we currently face the most significant competition of any of our business segments. In particular, we face competition from small distributors, many of which have been able, and may continue to be able, to avoid paying sales taxes and mix their gasoline with inexpensive solvents, enabling them to sell gasoline at a price below ours.

     In our natural gas and power segment, we expect competition from new entrants that are acquiring interests in natural gas distribution and thermoelectric generation companies, and existing competitors that are expanding operations in order to consolidate their position in Brazil.

     In our international segment, we are planning to expand our operations, although we expect to face continuing competition in the areas in which we are already active, including the Gulf of Mexico, Africa and the Southern Cone.

Insurance

     Our insurance programs principally focus on the concentration of risks and the importance and replacement value of assets. Under our risk management policy, risks associated with our principal assets, such as refineries, tankers and offshore production and drilling platforms, are insured for their replacement value with third-party Brazilian insurers. Although the policies are issued in Brazil, most of our policies are reinsured abroad with reinsurers rated A or higher by Standard & Poor's rating agency. Other assets, such as small auxiliary boats, certain storage facilities, and some administrative installations, are self-insured. We do not maintain coverage for business interruption. Since November 2000, we maintain coverage for operational third-party liability with respect to our onshore and offshore activities, including oil spills. Although we do not insure our pipelines, we have insurance against damage or loss resulting from oil spills from our pipelines.

     The premiums paid in 2001 were distributed as follows: 58.0% to coverage of energy risks, 16.6% to coverage of fire risks, 13.9% to coverage of third-party liability, 6.4% to coverage of risks associated with transportation, 3.5% to hull and machinery risk coverage, and 1.6% to coverage for other risks. Over 32% of our annual insurance coverage relates to the domestic and international transportation of crude oil, products and materials. All projects and installations under construction are insured in compliance with the terms of the relevant financing agreements, usually through a performance bond in connection with completion of the contract and/or other damage and liability insurance.

     In November 2001, we signed a one-year general risk insurance contract that covers environmental risk. The insurance policy covers any damage resulting from either our or our affiliates' activities, with the exception of Petrobras Internacional S.A., or Braspetro, which has its own insurance and is therefore not included in this policy. According to our insurance policies, the total covered amount of onshore and offshore risk is U.S.$250 million per incident. Our aggregate insurance coverage is U.S.$21.8 billion. This insurance policy, however, does not cover any fines that may be imposed on us or our affiliates. Although we believe that we are currently in compliance in all material respects with all applicable environmental laws, regulations and requirements, we cannot assure you that future environmental costs, including those related to past operations, will not have a material adverse effect on our financial condition or results of operations.

     The premium for renewing our general risk insurance policy for a 12-month period commencing June 2002 was U.S.$46.6 million, net of taxes. There was an increase of 29.4% over the preceding 14-month period on a 12-month equivalent basis, probably because the negotiations were finalized following the platform P-36 accident. In June 2001, we executed a settlement agreement regarding our P-36 claim and in July 2001 we received U.S.$496.7 million as final settlement of the claim.

     The terrorist attacks in the United States and subsequent military action have caused instability in the world's insurance markets. The insurance premiums charged for some or all of the coverage we have historically maintained, including war risk and terrorism coverage, have increased significantly and may increase further prior to renewal, or the coverage may be unavailable in the future. We received a notice of cancellation of our war risk and terrorism insurance in December 2001. We subsequently were able to purchase war risk and terrorism insurance covering important assets in Brazil that we consider more susceptible to war and terrorism risk.

     We expect that the end of the re-insurance monopoly of the IRB-Brasil Resseguros S.A., or IRB, and the subsequent opening of the Brazilian re-insurance market to competition will have a positive effect on our insurance costs. We believe that we will be able to obtain more favorable rates through direct negotiations with foreign re-insurance companies because of the volume of the coverage that we require. However, the IRB privatization, initially scheduled for July 2000, was challenged and its challenge is now pending before the Brazilian Supreme Court. We cannot predict the timing or outcome of that case.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-2 of this annual report.

General

     We are one of the world's largest integrated oil and gas companies. As of December 31, 2001, our estimated worldwide net proved crude oil and natural gas reserves were approximately 9.3 billion barrels of oil equivalent. During 2001, our average domestic production was 1.3 million barrels per day of oil and NGLs and 1.3 billion cubic feet per day of natural gas, and our average international production was approximately 52,950 barrels per day of oil and NGLs and 126 million cubic feet per day of natural gas. Our domestic refining capacity totals 1.9 million barrels per day, which constitutes 98.6% of the Brazilian refining capacity, and in 2001, approximately 76% of the crude oil feedstock for our refinery operations was supplied by our domestic production. During 2001, our consolidated net sales totaled approximately 862,009 million barrels of crude oil equivalent, generating net operating revenues of U.S.$24,549 million. See "--Sales Volumes and Prices." In our efforts to become a fully integrated natural gas and power company, we are capitalizing on our natural gas assets and positioning ourselves as a significant participant in Brazil's electric power industry.

     We earn income from:

     . domestic sales, which consist of sales of crude oil and oil products (such as gasoline, diesel fuel and liquefied petroleum gas), natural gas and petrochemical products;

     . export sales, which consist primarily of sales of crude oil and oil products;

     . international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are produced and refined abroad; and

     . other sources, including services, investment income and foreign exchange gains.

     Our operating expenses include:

     . costs of sales (which is comprised of labor expenses, costs of operating and purchases of crude oil and oil products); maintaining and repairing plants and equipment; depreciation and amortization of fixed assets and depletion of oil fields; and costs of exploration;

     . selling (which include expenses for transportation and distribution of our products), general and administrative expenses; and

     .    interest expense and foreign exchange losses.

     Year to year fluctuations in our income are the result of a combination of a number of factors, including:

     . the volume of crude oil, oil products and natural gas we produce and sell;

     . changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

     . related changes in domestic prices of oil products, which are denominated in Reais;

     .    Brazilian inflation;

     .    fluctuations in the Real/U.S. dollar exchange rate; and

     . the amount of taxes and duties that we are required to pay with respect to our operations, by virtue of our status as a Brazilian company involved in the oil and gas industry.

Sales Volumes and Prices

     The profitability of our operations in any particular accounting period is related to the sales volume of, and prices for, the crude oil, oil products and natural gas that we sell. Our consolidated net sales in 2001 totaled approximately 862,009 million barrels of crude oil equivalent, representing

U.S.$24,549 million in net operating revenues, as compared to approximately 817,992 million barrels of crude oil equivalent and U.S.$26,955 million in 2000 and approximately 774,502 million barrels of crude oil equivalent and U.S.$16,358 million in 1999.

     As a vertically integrated company with more refining capacity than production, we process most of our crude oil production in our refineries and sell the refined oil products in the Brazilian domestic market. Therefore, it is oil product prices, rather than crude oil prices, that most directly affect our financial results.

     Oil product prices vary over time as the result of many factors, including the price of crude oil. The average prices of Brent crude, an international benchmark for oil, were approximately U.S.$24.44 per barrel for the year ended December 31, 2001, U.S.$28.50 per barrel for the year ended December 31, 2000 and U.S.$17.97 per barrel for the year ended December 31, 1999. This increase also affected international prices for oil products. Following the terrorist attacks in the United States on September 11, 2001, however, demand for oil products softened, resulting in price reductions. For December 2001, Brent crude oil prices averaged U.S.$18.68 per barrel, but during 2002 (through May), Brent crude oil prices have increased, averaging U.S.$22.95 per barrel.

Domestic Sales Volumes and Prices

     During the past three years, approximately 87% of our net operating revenues have been derived from sales of crude oil and oil products in Brazil. Until January 2, 2002, the Brazilian government established prices at which we were allowed to sell our oil products in Brazil. From July 1998 through 2001, our net operating revenues for domestic sales were determined based on a realization price, calculated pursuant to a pricing formula established by the Brazilian government designed to reflect the international prices in U.S. dollars for relevant benchmark products, as adjusted for exchange rate variations for the prior month and transportation differentials to Brazil. The pricing formula was intended to transition the Brazilian market to international price levels for oil products in anticipation of full price deregulation, which occurred on January 2, 2002. See Item 4 "Information on the Company--Regulation of the Oil and Gas Industry in Brazil--Price Regulation."

     The difference between the actual gross sales prices we charged (net of taxes and charges) and the net operating revenues based on realization prices, the PPE, was applied to reduce or increase the balance the government owed to us on the Petroleum and Alcohol Account. In 2001 and 1999, our actual sales price exceeded the formula price which was established by the Brazilian government. This excess was not accounted for as an increase in our net income, but was instead accompanied by an equivalent reduction of our assets on our balance sheet under the line item "Petroleum and Alcohol Account--Receivable from the Brazilian government." The amount of the Petroleum and Alcohol Account receivable at December 31, 2001 was U.S.$81 million, a substantial decrease from a high of U.S.$7,414 million at December 31, 1996. As of January 2, 2002, we have been free to set our prices, subject to market conditions.

Our revenues are principally derived from sales in Brazil. The following table sets forth our domestic sales by volume of oil products, natural gas and fuel alcohol for the three years ended December 31, 2001, 2000 and 1999:

                                                          For the Year Ended December 31,
                               -------------------------------------------------------------------------------------
                                                  2001                                        2000
                               -----------------------------------------   -----------------------------------------
                                                     Net          Net                            Net          Net
                                                   Average     Operating                       Average     Operating
                                   Volume           Price       Revenues       Volume           Price       Revenues
                               --------------   ------------   ---------   --------------   ------------   ---------
                               (Mbbl, except)                              (Mbbl, except)
                                as otherwise                   (U.S.$ in    as otherwise                   (U.S.$ in
                                   noted)       (U.S.$)/(1)/    million)       noted)       (U.S.$)/(1)/    million)
Energy products:
Automotive gasoline ........        98,061         $35.99       $ 3,529        106,456         $42.10       $ 4,482
Diesel .....................       226,516          32.56         7,376        221,430          36.96         8,185
Fuel oil ...................        55,250          19.55         1,080         63,630          21.48         1,367
Liquid petroleum gas .......        80,270          27.30         2,191         80,945          29.88         2,419
                                  --------                      -------       --------                      -------
Total energy products ......       460,097                       14,176        472,461                       16,453
                                  --------                      -------       --------                      -------
Non-energy products:
Petrochemical naphtha ......        83,537          24.40         2,038         87,938          31.15         2,739
Others .....................        88,774          27.12         2,408         77,151          30.04         2,318
                                  --------                      -------       --------                      -------
Total non-energy products ..       172,311                        4,446        165,089                        5,057
                                  --------                      -------       --------                      -------
Fuel alcohol ...............         1,245          45.78            57          4,298          40.48           174
Natural gas (BOE) ..........        48,748          13.89           677         37,938          13.86           526
                                  --------                      -------       --------                      -------
Sub-total ..................       682,401          28.36        19,356        679,786          32.67        22,210
                                  --------                      -------       --------                      -------
Distribution net sales .....       169,936          40.32         6,851        164,294          40.47         6,649
Intercompany net sales .....      (158,667)         34.68        (5,503)      (150,802)         35.92        (5,417)
Sub-Total ..................       693,670                       20,704        693,278                       23,442
Export net sales ...........       127,829          21.61         2,763         88,661          28.81         2,555
International net sales ....        40,510          25.51         1,034         36,053          25.02           902
Services ...................            --             --            48             --             --            56
                                  --------                      -------       --------                      -------
Consolidated net sales .....       862,009                      $24,549        817,992                      $26,955
                                  ========                      =======       ========                      =======

                                    For the Year Ended December 31,
                               -----------------------------------------
                                                  1999
                               -----------------------------------------
                                                     Net          Net
                                                   Average     Operating
                                   Volume           Price       Revenues
                               --------------   ------------   ---------
                               (Mbbl, except)
                                as otherwise                   (U.S.$ in
                                   noted)       (U.S.$)/(1)/    million)
Energy products:
Automotive gasoline ........       110,031         $26.02       $ 2,863
Diesel .....................       216,068          22.20         4,796
Fuel oil ...................        67,872          13.72           931
Liquid petroleum gas .......        79,530          18.67         1,485
                                  --------                      -------
Total energy products ......       473,501                       10,075
                                  --------                      -------
Non-energy products:
Petrochemical naphtha ......        85,756          21.22         1,820
Others .....................        74,837          19.20         1,437
                                  --------                      -------
Total non-energy products ..       160,593                        3,257
                                  --------                      -------
Fuel alcohol ...............           468          38.46            18
Natural gas (BOE) ..........        28,397           9.58           272
                                  --------                      -------
Sub-total ..................       662,959          20.55        13,622
                                  --------                      -------
Distribution net sales .....       174,487          28.98         5,057
Intercompany net sales .....      (154,493)         26.49        (4,093)
Sub-Total ..................       682,953                       14,586
Export net sales ...........        58,306          17.20         1,003
International net sales ....        33,243          19.79           658
Services ...................            --             --           111
                                  --------                      -------
Consolidated net sales .....       774,502                      $16,358
                                  ========                      =======

/(1)/ Net average price calculated by dividing net sales price by the volume for the year.

Export Sales Volumes and Prices

     While our principal market is the Brazilian market, we have begun to export greater amounts of crude oil and oil products that exceed Brazilian demand as our domestic crude production increases. We also export increased volumes of domestically produced heavy crude oil that our refineries are unable to process operationally or economically. See Item 4 "Business--Refining, Transportation and Marketing." As a result, our export volumes of crude oil and oil products have increased to 127,829 million barrels in 2001, as compared to 88,661 million barrels in 2000 and 58,306 million barrels in 1999. We base our crude oil export prices on international prices, as adjusted to reflect specific market conditions. We determine export prices of our oil products and natural gas by reference to market conditions, as well as direct negotiations with our clients. The total value of our crude oil and oil product exports (measured on an f.o.b. basis) in 2001 was U.S.$2,763 million, as compared to U.S.$2,555 million in 2000 and U.S.$1,003 million in 1999. See Item 4 "Information on the Company--Refining, Transportation and Marketing--Exports."

International Volumes and Prices

     We produce, refine, transport, distribute and market crude oil and natural gas internationally. Sales from production outside Brazil to sources outside Brazil were U.S.$1,034 million in 2001, U.S.$902 million in 2000 and U.S.$658 million in 1999. We expect our international sales to continue growing as our international production continues to grow and we increase our refining and distribution capacity abroad. See Item 4 "Information on the Company--International."

Import Purchase Volumes and Prices

     Although we currently produce approximately 80% of our crude oil requirements in Brazil, we continue to import lighter crude oil for use in our own refineries, as well as smaller quantities of diesel, liquefied petroleum gas, naphtha and other oil products, which are sold in the Brazilian retail market. As we have produced more domestic crude oil capable of being processed in our Brazilian refineries and have upgraded our refineries to handle heavier crude, we have reduced our purchases of imported crude oil and oil products. This has positively affected the margin between our net operating revenues and cost of goods sold, since it is less expensive to produce crude oil than it is to import crude oil. As we further upgrade our refineries to handle larger quantities of our heavy crude oil, we expect our level of imports to decrease.

     Prior to December 31, 2001, we were the only company permitted to import oil products to supply the Brazilian market's demand for these products. Now that other parties are permitted by law to supply the market, we intend to reevaluate our import strategy and may reduce our level of imports to the extent profitable. We imported a total of 97.4 million barrels of crude oil in 2001, as compared to 106.0 million barrels of crude oil in 2000 and 123.5 million barrels of crude oil in 1999. See Item 4 "Information on the Company--Refining, Transportation and Marketing--Imports."

Effect of Taxes on our Income

     In addition to collecting sales and value-added taxes on behalf of federal and state governments, we pay three principal taxes on our oil producing activities in Brazil:

          . Royalties, which generally correspond to a percentage between 5% and 10% of production, are calculated based on a reference price for crude oil or natural gas, and will thus vary with the international price of crude oil. The ANP also takes into account the geological risks involved and productivity levels expected with respect to a particular concession. Virtually all of our crude oil production is currently taxed at the maximum royalty rate.

          . Special Participation Tax, which applies to our larger, more profitable fields ranges from 0% to 40%, depending on the volumes of crude oil produced in the fields, the location of the fields (including whether they are onshore or offshore), water depth and number of years that the field has been in production. In 2001, the tax was charged on nine of our fields, including Marlim, Albacora, Barracuda and Marlim Sul. The tax is based on net revenues of a field, which consists of gross revenues less royalties paid, investments in exploration, operational costs and depreciation adjustments and applicable taxes.

          . Rental Tax, which is a tax payable on those concessions which are available for exploration and production is calculated at a rate established by the ANP, taking into consideration factors such as the location and size of the relevant concession block, the sedimentary basin and its geological characteristics.

     These taxes imposed by the Brazilian government are included in our cost of goods sold, and therefore have a significant effect on our total lifting costs. Additionally, we are subject to tax on our income at an effective rate of 25% and a social contribution tax at an effective rate of 9%, the standard corporate tax rate in Brazil. See Note 3 to our audited consolidated financial statements.

Financial Income and Expense

     We derive financial income from several sources, including:

     . Interest on cash and cash equivalents. The bulk of our cash equivalents are short term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold substantial balances in U.S. dollar deposits.

     . Long-term government securities that we acquired as a result of the privatization of our petrochemical assets.

     .    Government receivables, primarily the Petroleum and Alcohol Account.

     Financial income was U.S.$1,375 million in 2001, U.S.$1,113 million in 2000 and U.S.$928 million in 1999. See "--Results of operations for the year ended December 31, 2001 compared to the year ended December 31, 2000--Financial Income" and "--Results of operations for the year ended December 31, 2000 compared to the year ended December 31, 1999--Financial Income."

     We incur financial expenses from short and long-term debt denominated in U.S. dollars, Reais and other foreign currencies.

     Financial expenses were U.S.$808 million in 2001, U.S.$909 million in 2000 and U.S.$715 million in 1999. In addition, we capitalized U.S.$123 million in interest in 2001, U.S.$223 million in interest in 2000 and U.S.$250 million in interest in 1999. See "--Capital Expenditures--Liquidity and Capital Resources."

Inflation and Exchange Rate Variation

Inflation

     Since the introduction of the Real as the new Brazilian currency in July 1994, inflation has remained relatively limited, although it has increased since the devaluation of the Real in January 1999. Inflation was 10.4% in 2001, 9.9% in 2000 and 20.1% in 1999, as measured by the IGP-DI, a general price index. Inflation has had, and may continue to have, effects on our financial condition and results of operations. A large percentage of our total costs are in Reais, and our suppliers and service providers generally attempt to increase their prices to reflect Brazilian inflation. As expressed in U.S. dollars, however, these increases have been typically offset at least in part by the effect of the appreciation of the U.S. dollar against the Real.

Exchange Rate Variation

     Since we adopted the Real as our functional currency in 1998, the devaluation of the Real has had, and will continue to have, multiple effects on our results of operations. Our reporting currency for all periods is the U.S. dollar. We maintain our financial records in Reais, and translate our statements of operations into U.S. dollars at the average rate for the period. The amounts reported in our statements of operations in any given period will be reduced at the same rate as the Real has devalued in relation to the U.S. dollar during that period. During 2001, there was a 16% devaluation of the Real, as compared to a 9% devaluation in 2000 and a 32% devaluation in 1999.

     Virtually all of our sales are of crude oil or oil products, which generally trade freely in the international markets at prices expressed in U.S. dollars. From July 1998 through the end of 2001, our net operating revenues in Reais reflected changes in the U.S. dollar/Real exchange rate, with a one month delay, because the formula used by the government to set realization prices for oil and oil products included adjustments based on exchange rate variations. See Item 4 "Information on the Company--Regulation of the Oil and Gas Industry in Brazil--Price Regulation." Since January 2, 2002, when prices were deregulated, we have been free to establish prices for our products based on market conditions. We expect that in the future, we will generally try to set prices that take into account, and vary to reflect changes in, the international reference prices for oil and oil products and variations in the exchange rate. As a result, although substantially all of our revenues are in Reais, approximately 95% of our sales have been linked to U.S. dollar-based international prices. When the Real depreciates against the U.S. dollar, assuming international prices remain constant in U.S. dollars, the prices for our products in Reais increase and our net operating revenues in Reais increase. This increase in our Reais net operating revenue, however, is not reflected in our net operating revenue when reported in U.S. dollars.

     Another effect of devaluation is that our operating costs and expenses when expressed in U.S. dollars tend to decline. This happens primarily due to the fact that a substantial portion of our costs and operating expenses is denominated in Reais. During the last several years, our Reais-denominated costs have been increasing at a rate slower than the devaluation. Accordingly, the effect has been to decrease costs of locally supplied products and services when reported in U.S. dollars.

     In recent periods, a devaluation of the Real has had the following effects, among others, on our financial condition and results of operations when expressed in Reais:

     . The remeasurement effects of our non-Reais denominated assets and liabilities held in Brazil (e.g. cash, cash equivalents and financial obligations) are recorded in our statements of income. Primarily because of our substantial liabilities denominated in foreign currency, we recorded a U.S.$976 million net foreign exchange loss in our 2001 statement of income, compared to a U.S.$466 million net foreign exchange loss in 2000 and a U.S.$2,704 million net foreign exchange loss in 1999. To the extent these losses are not recognized in a transaction (such as the repayment of the debt in the period in which there is a devaluation), the foreign exchange loss is added back for purposes of determining our cash flow;

     . Our other assets and liabilities in Brazil, primarily accounts receivable, inventories and property, plant and equipment, cash and cash equivalents and government securities, pension plan liabilities, health care benefits and deferred income taxes, are all translated into U.S. dollars. Therefore, any depreciation of the Real against the U.S. dollar will be reflected as a reduction in the U.S. dollar value of those assets and liabilities, charged directly to shareholders' equity. These currency translation effects are beyond our management's control. Accordingly, we recorded a U.S.$2,695 million charge directly to shareholders' equity in our statement of changes in shareholders' equity for 2001, without affecting net income, to reflect the devaluation of the Real against the U.S. dollar of approximately 16%, as compared to a charge of U.S.$1,179 million in 2000 to reflect the devaluation of 9% and a charge of U.S.$5,692 million in 1999 to reflect the devaluation of 32%.

     Foreign currency translation adjustments reflecting a devaluation have the greatest impact on the balance sheet of a company such as ours, whose assets are primarily denominated in Reais, but whose liabilities are primarily denominated in foreign currencies. The reductions in our asset values charged to shareholders' equity, however, do not necessarily affect our cash flows, since our revenues and cash earnings are to a large degree linked to the U.S. dollar, and a portion of our operating expenses are linked to the Real.

     The devaluation of the Real also impacts the amount of retained earnings available for distribution by us when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared pursuant to Brazilian accounting principles decrease or increase when measured in U.S. dollars as the Real depreciates or appreciates against the U.S. dollar. In addition, a devaluation of the Real creates foreign exchange gains and losses that are included in the results of operations determined pursuant to Brazilian accounting principles and that affect the amount of unappropriated earnings available for distribution.

Business Segments

     We participate in all aspects of the oil and gas business, from finding and extracting crude oil and natural gas from our reservoirs, refining crude oil and delivering the resulting oil products to the retail market. This involves exploring for and producing crude oil and natural gas, and refining, transporting, marketing and distributing. We have chosen to report our income related to the distribution and commercialization of our natural gas separately from crude oil, because of the growing importance of natural gas to our results. Due to the limited nature of our petrochemical operations, we include these results within our supply segment, rather than in a separate segment. More than 95% of our oil and gas activities are conducted in Brazil, and the remainder internationally, primarily in West Africa, the Gulf of Mexico and South America.

     In 2000, we created a new organizational structure to better reflect our business activities. We now report our results by market segment to reflect that organizational structure:

     . Exploration and Development--This segment includes our crude oil exploration, development, production and marketing activities in Brazil. See Item 4 "Information on the Company--Exploration, Development and Production."

     . Supply--This segment includes our refining, logistic, transportation and commercialization activities for oil products and fuel alcohol in Brazil. Additionally, this segment includes our investments in various domestic petrochemical companies and our two domestic fertilizer plants. See Item 4 "Information on the Company--Refining, Transportation and Marketing."

     . Distribution--This segment represents our oil product and fuel alcohol distribution activities in Brazil, conducted by BR. See Item 4 "Information on the Company--Distribution."

     . Gas and Energy--This segment encompasses the commercialization and transportation of natural gas produced in or imported into Brazil. Additionally, this segment includes our investments in electric energy and optic fiber in Brazil, as well as in domestic natural gas transportation companies, state-owned natural gas distributors and thermoelectric companies. See Item 4 "Information on the Company--Natural Gas and Power."

     . International--This segment represents our international activities, which include exploration and production, transportation, distribution, natural gas and power. This segment also began to include our international distribution activities upon completion of the business combination with Repsol-YPF in December 2001. See Item 4 "Information on the Company--International."

     The segment information included herein was prepared based on the same accounting policies reflected in our audited consolidated financial statements. Intersegment net revenues related to transfers of crude oil were recorded at estimated market prices based upon our internal model which considers a netback pricing methodology primarily based upon monthly prices for Brent crude, giving effect to product quality and transportation considerations as well as taxes paid. Intersegment sales and transfers related to oil products were recorded at the realization prices established by the Brazilian government for purposes of calculating our net operating revenues.

     The following table sets forth by segment selected financial data reflecting our domestic and international activities for the three years ended December 31, 2001, 2000 and 1999:

                     SELECTED FINANCIAL DATA BY SEGMENT/(1)/

                                                            For the Year Ended December 31,/(1)/
                                                            ------------------------------------
                                                                2001       2000       1999
                                                               -------    -------    -------
                                                               (In millions of U.S. dollars)
Exploration, Development and Production (Exploration and
   Development Segment)
      Net revenues to third parties/(4)/ ...............       $   308    $   891    $   369
      Intersegment net revenues ........................         9,796     11,248      7,026
         Total net operating revenues ..................        10,104     12,139      7,395
      Income from operations/(2)/ ......................         4,647      6,371      3,335
      Depreciation, depletion and amortization .........        (1,228)    (1,256)    (1,667)
      Net income (loss) ................................         2,439      3,928      1,654
      Capital expenditures .............................         2,866      2,581      2,398
      Property, plant and equipment, net ...............        12,133     11,549     10,590
Refining, Transportation and Marketing (Supply Segment)
      Net revenues to third parties/(4)/ ...............       $15,969    $18,620    $10,098
      Intersegment net revenues ........................         5,757      5,605      4,544
         Total net operating revenues ..................        21,726     24,225     14,642
      Income from operations/(2)/ ......................         4,146      3,997      1,489
      Depreciation, depletion and amortization .........          (301)      (519)      (432)
      Net income (loss) ................................         2,538      1,943       (523)
      Capital expenditures .............................           642        569        521
      Property, plant and equipment, net ...............         4,026      4,661      4,790
Distribution (Distribution Segment)
      Net revenues to third parties/(4)/ ...............       $ 6,836    $ 6,650    $ 5,558
      Intersegment net revenues ........................           100         98        116
         Total net operating revenues ..................         6,936      6,748      5,674
      Income from operations/(2)/ ......................           598        675        465
      Depreciation, depletion and amortization .........           (28)       (31)       (31)
      Net income (loss) ................................            78        139        (47)
      Capital expenditures .............................            86         68         64
      Property, plant and equipment, net ...............           309        299        291
Natural Gas and Power (Gas and Energy Segment)/(3)/
      Net revenues to third parties/(4)/ ...............       $   659    $    --    $    --
      Intersegment net revenues ........................           177         --         --
         Total net operating revenues ..................           836         --         --
      Income from operations/(2)/ ......................           174         --         --
      Depreciation, depletion and amortization .........           (62)        --         --
      Net income (loss) ................................          (107)        --         --
      Capital expenditures .............................           192         50        956
      Property, plant and equipment, net ...............         1,373      1,564      1,803
International (International Segment)
      Net revenues to third parties/(4)/ ...............       $   777    $   794    $   333
      Intersegment net revenues ........................            71         --         --
         Total net operating revenues ..................           848        794        333
      Income from operations/(2)/ ......................           120        174         53
      Depreciation, depletion and amortization .........          (101)      (141)      (114)
      Net income (loss) ................................            24         93          4
      Capital expenditures .............................           326        245        392
      Property, plant and equipment, net ...............         1,080        924        769

/(1)/ As explained above and in Note 20 to our audited consolidated financial statements, beginning on January 1, 2001, we began to record operating results under a business segment structure different from that used before that date. We have reclassified net operating revenues and income from operations by segment for the years ending December 31, 2000 and 1999 in accordance with the revised business segment structure. In addition, some non-revenue information is also recorded in a sixth "corporate" segment which is not included in the table.
/(2)/ Income from operations by segment equals net operating revenues before elimination of intersegment revenues, less cost of sales, depreciation, depletion and amortization, exploration (including dry holes) and impairment of oil and gas properties.
/(3)/ Revenue and net income information for the gas and energy segment are combined with the revenue and net income information of the exploration and production and supply segments for all periods prior to the fiscal year 2001 because the changes in our systems required to accommodate our new segment reporting do not permit the practicable separation of revenue and cost information for these segments. We do not believe this classification of the gas and energy revenue and net income information materially changes our overall segment presentation.

/(4)/ As a vertically integrated company, not all of our segments have significant third-party revenues. For example, our exploration and production segment accounts for a large part of our economic activity and capital expenditures, but has little third party revenues.

Results of Operations

     The differences in our operating results from year to year occur primarily as a result of a combination of factors, including: the volume of crude oil, oil products and natural gas we produce and sell, the price at which we sell our crude oil and oil products, and the differential between the Brazilian inflation rate and the depreciation or appreciation of the Real against the U.S. dollar. The table below shows the amount by which each of these variables has changed during the last three years:

                                                        2001     2000     1999
                                                       ------   ------   ------
Crude Oil and NGL Production (Mbpd)
   Brazil...........................................    1,336    1,271    1,132
   International....................................       43       53       59
      Total Crude Oil and NGL Production............    1,379    1,324    1,191
   Change in Crude Oil and NGL Production...........      4.2%    11.2%    13.3%
Average Sales Price for Crude (bpd in U.S.$)
   Brazil...........................................   $19.89   $26.07   $17.34
   International....................................   $22.32   $26.37   $18.04
Natural Gas Production (Mmcfpd)
   Brazil...........................................    1,392    1,326    1,152
   International....................................      150      126       90
      Total Natural Gas Production..................    1,542    1,452    1,242
   Change in Natural Gas Production (sold only).....      6.2%    16.9%    13.9%
Average Sales Price for Natural Gas (Mcf in U.S.$)
   Brazil...........................................     1.39     1.49     1.81
   International....................................     2.35     2.29     2.31
Year End Exchange Rate..............................     2.32     1.96     1.79
Devaluation during the year.........................     16.0%     9.0%    32.0%
Inflation Rate (IGP-DI).............................     10.4%     9.9%    20.1%

Results of operations for the year ended December 31, 2001 compared to the year ended December 31, 2000

Revenues

     Net operating revenues decreased 8.9% to U.S.$24,549 million for the year ended December 31, 2001, as compared to net operating revenues of U.S.$26,955 million for the year ended December 31, 2000. This decrease is primarily attributable to a decrease in international oil product prices from December 31, 2000 through December 31, 2001, which is reflected in the realization price we were allowed to charge for oil products. This decrease was partially offset by the increase in the volume of sales outside Brazil, which includes both international sales and exports.

     Our consolidated sales of products and services decreased 3.8% to U.S.$34,145 million for the year ended December 31, 2001, as compared to U.S.$35,496 million for the year ended December 31, 2000. This decrease is primarily attributable to the effect of the 16% devaluation of the Real on our sales of products and services as expressed in U.S. dollars, which to a large degree was offset by increases granted by the Brazilian government in the prices we were allowed to charge for our basic oil products in Brazil during 2001, including aggregate increases of 9.1% in the price of gasoline, 8.6% in the price of diesel, 10.4% in the price of aviation fuel and 4.8% in the price of fuel oil. The net result of both of these effects was a net decrease of approximately U.S.$1,618 million in sales of products and services within Brazil, because the price increases granted were less than the effect of the devaluation, as a result of the decline in international prices for oil products. Slightly lower domestic sales of crude oil and oil products also contributed to the decrease.

     This decrease was partially offset by an increase in revenues from sales outside Brazil of approximately U.S.$267 million, primarily attributable to an increase in our sales volume in the international market, which was offset in part by a decrease in international sales prices for oil products.

     Included in sales of products and services are the following amounts which we collected on behalf of the federal or state governments:

     . Value-added and other taxes on sales of products and services, and social security contributions. These taxes decreased to U.S.$8,627 million for the year ended December 31, 2001, as compared to U.S.$8,829 million for the year ended December 31, 2000. This decrease was primarily due to the decrease in sales of products and services as expressed in U.S. dollars, although partially offset by an increase in the applicable COFINS and PASEP rates. Until June 30, 2000, the applicable PASEP and COFINS rates were 0.65% and 3%. Since July 1, 2000, however, these rates have been differentiated by product, and range from 1.46% to 2.70% in the case of PASEP and 6.74% to 12.45% in the case of COFINS.

     . PPE, which amounted to a positive U.S.$969 million for the year ended December 31, 2001, as compared to a negative U.S.$288 million for the year ended December 31, 2000. During the year ended December 31, 2001, our sales of products and services (net of value-added and other taxes) exceeded our net operating revenues due to decreases in prevailing international prices for oil products and increases granted by the Brazilian government in the prices we were allowed to charge for our basic oil products and services in Brazil during 2001. This resulted in a corresponding decrease in the balance of the Petroleum and Alcohol Account. Conversely, PPE was negative during the year ended December 31, 2000, because increases in prevailing international prices for oil products were not fully reflected in the sales prices we were allowed to charge for our oil products in Brazil, resulting in a corresponding increase in the balance of the Petroleum and Alcohol Account.

Cost of sales

     Cost of sales for the year ended December 31, 2001 decreased 4.8% to U.S.$12,807 million, as compared to U.S.$13,449 million for the year ended December 31, 2000. The principal items that contributed to the decrease in our cost of sales were:

     . a decrease in imports resulting in a decrease to cost of sales of approximately U.S.$938 million; and

     . to a lesser extent, the effect of the 16% devaluation of the Real on our cost of sales as expressed in U.S. dollars, since a significant portion of our cost of sales is denominated in Reais.

     These decreases were partially offset by:

     . a 4.2% increase in our volume of sales, most of which was due to an increase in oil products sold outside Brazil, that resulted in an increase of approximately U.S.$545 million in our cost of sales;

     . a U.S.$120 million increase in taxes and charges imposed by the Brazilian government, which amounted to U.S.$1,809 million for the year ended December 31, 2001, as compared to U.S.$1,689 million for the year ended December 31, 2000. These taxes and charges included the following:

          . The special participation tax payable, which increased to U.S.$753 million for the year ended December 31, 2001, as compared to U.S.$624 million for the year ended December 31, 2000, attributable primarily to an increase in production in our most productive fields.

          . The royalty tax payable, which decreased to U.S.$1,023 million for the year ended December 31, 2001, as compared to U.S.$1,030 million for the year ended December 31, 2000, attributable primarily to a decrease in market prices of crude oil and oil products, but partially offset by an increase in the production volume of crude oil and oil products during the same period.

     . an increase of approximately U.S.$227 million in crude oil transportation costs, due primarily to increases in prevailing international freight charges.

Depreciation, depletion and amortization

     Depreciation, depletion and amortization expenses decreased 14.5% to U.S.$1,729 million for the year ended December 31, 2001, as compared to U.S.$2,022 million for the year ended December 31, 2000. The 16% devaluation of the Real was primarily responsible for the decrease in our depreciation, depletion and amortization expenses. These decreases were partially offset by the increase of approximately U.S.$193 million related to depreciation expenses on projects under development that were not active during all of fiscal year 2000.

Exploration, including exploratory dry holes

     Costs for exploration, including exploratory dry holes decreased 8.2% to U.S.$404 million for the year ended December 31, 2001, as compared to U.S.$440 million for the year ended December 31, 2000. This decrease was primarily attributable to the effect of the 16% devaluation of the Real on costs for exploration when expressed in U.S. dollars and a decrease of approximately U.S.$24 million in dry holes expenses. These decreases were partially offset by the increase of approximately U.S.$76 million related to geological and geophysical expenses.

Impairment of oil and gas properties

     For the year ended December 31, 2001, we recorded a 291.9% increase in impairment charges of U.S.$145 million, as compared to U.S.$37 million for the year ended December 31, 2000. In 2001, we recorded an impairment charge with respect to some of our producing oil and gas properties in Brazil, Colombia and the United States. In 2000, the impairment charge was related to some of our producing properties in Brazil and Colombia. These charges were recorded based upon our annual assessment of the fields using prices consistent with those used in our overall strategic plan, discounted at a rate of 10%. See Note 8 to our audited consolidated financial statements.

Income from Operations

     Our income from operations decreased 13.7% to U.S.$9,685 million in the year ended December 31, 2001 from U.S.$11,217 million for the year ended December 31, 2000. The decrease for the year ended December 31, 2001 when compared to the year ended December 31, 2000 was largely due to the decrease in our net operating revenues, which resulted primarily from decreases in prevailing international prices for oil products during the period.

Selling, general and administrative expenses

     Selling, general and administrative expenses increased 20.8% to U.S.$1,751 million for the year ended December 31, 2001, as compared to U.S.$1,450 million for the year ended December 31, 2000.

     Selling expenses increased 19.4% to U.S.$961 million for the year ended December 31, 2001, as compared to U.S.$805 million for the year ended December 31, 2000. Although partially offset by the effect of the 16% devaluation of the Real on these expenses when expressed in U.S. dollars, this increase was primarily attributable to the following:

     . an increase in transportation costs for oil products from U.S.$352 million for the year ended December 31, 2000 to U.S.$523 million for the year ended December 31, 2001, resulting primarily from increases in prevailing international freight charges;

     . a U.S.$44 million charge for doubtful accounts and gas station improvements recognized by BR in 2001. These expenses were previously classified as "other expenses, net" in 2000; and

     . an increase of approximately U.S.$43 million in salary and payroll expenses and expenses related to technical consulting services.

     General and administrative expenses increased 22.5% to U.S.$790 million for the year ended December 31, 2001, as compared to U.S.$645 million for the year ended December 31, 2000. Although partially offset by the effect of the 16% devaluation of the Real on these expenses when expressed in U.S. dollars, this increase was primarily attributable to the following:

     . an increase in salary and payroll liabilities for administrative employees, including expenses relating to the pension fund and for employee profit sharing accrual for active administrative personnel, in the amount of approximately U.S.$101 million; and

     . an increase of approximately U.S.$120 million in expenses related to technical consulting services in connection with our increased outsourcing of selected non-core activities relating to general and administrative activities.

Research and development expenses

     Research and development expenses decreased 13.2% to U.S.$132 million for the year ended December 31, 2001, as compared to U.S.$152 million for the year ended December 31, 2000. This decrease was primarily attributable to the effect of the 16% devaluation of the Real on these expenses when expressed in U.S. dollars, although partially offset by increased investments in programs for environmental safety and deepwater and refining technologies.

Financial income

     Financial income increased 23.5% to U.S.$1,375 million for the year ended December 31, 2001, as compared to U.S.$1,113 million for the year ended December 31, 2000. The increase is primarily attributable to an increase in interest income from cash and cash equivalents, which amounted to U.S.$886 million for the year ended December 31, 2001, as compared to U.S.$607 million for the year ended December 31, 2000, primarily as a result of the increase in our average balance of cash and cash equivalents from U.S.$4,421 million for the year ended December 31, 2000 to U.S.$6,593 million for the year ended December 31, 2001. U.S.$243 million of our financial income is derived from our holding of NTN-P government securities which accrued all interest-in-kind.

Financial expense

     Financial expense decreased 11.1% to U.S.$808 million for the year ended December 31, 2001, as compared to U.S.$909 million for the year ended December 31, 2000. This decrease was primarily attributable to a decrease in the LIBOR and U.S. Treasury rates, a reduction in the spread that we paid on the indebtedness that we incurred in 2001 and our replacement of maturing indebtedness with newly contracted indebtedness at lower rates. These lower rates were partially offset by a higher indebtedness balance on average of approximately U.S.$12,348 million. In addition, we capitalized U.S.$123 million in interest in 2001, compared to U.S$223 million in interest in 2000.

Monetary and exchange variation on monetary assets and liabilities, net

     Monetary and exchange variation on assets and liabilities denominated in currencies other than Reais increased 59.1% to an expense of U.S.$915 million for the year ended December 31, 2001, as compared to an expense of U.S.$575 million for the year ended December 31, 2000. Approximately 88% of our indebtedness was denominated in currencies other than the Real during the years ended December 31, 2001 and 2000. The increase is primarily attributable to the effect of the 16% devaluation of the Real against the U.S. dollar during the year ended December 31, 2001, as compared to a 9% devaluation of the Real against the U.S. dollar during the year ended December 31, 2000.

     Additionally, we realized a loss of U.S.$77 million in respect of our hedge contracts, due to the devaluation of the Japanese Yen against the U.S. dollar during the year ended December 31, 2001. See Note 18(a) to our audited consolidated financial statements.

Employee benefit expense

     Employee benefits expenses consist of financial costs relating to pension and other post-retirement benefits. Employee benefits expenses increased 60.5% to U.S.$594 million for the year ended December 31, 2001, as compared to U.S.$370 million for the year ended December 31, 2000. The increase is primarily attributable to an administrative fee of 6% charged by PETROS in respect of the transfer of Series B Bonds by us to PETROS, amounting to an expense of U.S.$128 million, and an expense of U.S.$38 million related to the migration process to our new pension plan. See Note 14 to our audited consolidated financial statements.

Other taxes

     Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, increased 20.4% to U.S.$295 million for the year ended December 31, 2001, as compared to U.S.$245 million for the year ended December 31, 2000. This increase was due primarily to increases in value-added taxes payable with respect to interest income from short-term investments, and an increase in the CPMF payable on financial transactions during 2001. This was partially offset by the effect of the devaluation of the Real against the U.S. dollar during the year ended December 31, 2001.

Loss on government securities

     Loss on government securities was previously reported as a component of other expenses, net. Loss on government securities increased 472.4% to U.S.$1,099 million for the year ended December 31, 2001, as compared to U.S.$192 million for the year ended December 31, 2000. In 2001, we exchanged our NTN-P bonds for NTN-B bonds. The NTN-P bonds could not be traded on the secondary market, nor had we intended to sell them, so we recorded them at face value. When we exchanged the NTN-P notes for the NTN-B bonds, we were required to mark them to the lower of cost or market value, and in marking them to market value, we recognized a loss. Subsequently, these NTN-B bonds were transferred to our pension plan, PETROS, in order to decrease our liability to PETROS. In 2000, our loss on government securities was attributable to marking to market SIBR and ELET government securities, which we transferred to PETROS in 2000.

Other expenses, net

     Other expenses, net for the year ended December 31, 2001 decreased 1.1% to U.S.$445 million, as compared to U.S.$450 million for the year ended December 31, 2000. Other expenses, net are primarily comprised of gains and losses recorded on sales of fixed assets, certain other non-recurring charges and general advertising and marketing expenses. The most significant nonrecurring charges for the year ended December 31, 2001 were:

     . a U.S.$405 million expense relating to the reduction in the balance of the Petroleum and Alcohol Account resulting from the completion of the certification of the balance of the account by the Brazilian government for the period from April 1, 1992 to June 30, 1998;

     . a U.S.$155 million loss, net of insurance proceeds, recorded due to the sinking of platform P-36 (See Note 8 to our audited consolidated financial statements);

     . a U.S.$394 million provision for losses on uncollectable accounts in connection with the construction/conversion of certain platforms (See
          Note 6 to the our audited consolidated financial statements); and

     .    a U.S.$137 million in general advertising and marketing expenses.

     These losses were partially offset by:

     . a gain of U.S.$89 million related to the sale of Petrobras U.K. Ltd. in 2001; and

     . a gain of U.S.$500 million related to the assets which we sold in our business combination with Repsol-YPF.

     The most significant non-recurring charges for the year ended December 31, 2000 were:

     .    a U.S.$124 million general advertising and marketing expense;

     . a U.S.$105 million expense relating to the reduction in the balance of the Petroleum and Alcohol Account resulting from the partial completion of the certification of the balance of such account by the Brazilian government;

     . a U.S.$92 million expense, primarily relating to costs incurred in connection with oil spills in Guanabara Bay and the State of Parana; and

     . a U.S.$41 million charge for doubtful accounts recognized by BR in 2000. These expenses were classified as "selling expenses" in 2001.

     These expenses were partially offset by the U.S.$133 million received during 2000 as consideration under contracts we entered into with leading oil and gas companies for exploration, development and production ventures. Under the terms of these contracts, we sold a partial interest in each of these fields and recorded the proceeds received as a gain, since we had no carrying costs on them.

Income tax (expense) benefit

     Income tax expense decreased 45.0% to U.S.$1,389 million for the year ended December 31, 2001, as compared to an expense of U.S.$2,523 million for the year ended December 31, 2000. This difference is primarily attributable to a decrease in income before income taxes and minority interest from U.S.$7,803 million during the year ended December 31, 2000, to U.S.$4,792 million during the year ended December 31, 2001. See Note 3 to our audited consolidated financial statements.

Results of operations for the year ended December 31, 2000 compared to the year ended December 31, 1999

Revenues

     Net operating revenues increased 64.8% to U.S.$26,955 million for the year ended December 31, 2000, as compared to U.S.$16,358 million for the year ended December 31, 1999. This increase is primarily attributable to the significant increase in international oil product prices from December 31, 1999 through December 31, 2000, which is reflected in the realization price we were allowed to charge for oil products.

     Our consolidated sales of products and services increased 51.2% to U.S.$35,496 million for the year ended December 31, 2000, as compared to U.S.$23,467 million for the year ended December 31, 1999. This increase is primarily attributable to:

     . increases granted by the Brazilian government in the prices we were allowed to charge for our basic oil products in Brazil since December 31, 1999, including aggregate increases of 34.5% in the price of gasoline, 36.6% in the price of diesel, 83.6% in the price of aviation fuel, 38.9% in the price of fuel oil and 60.6% in the price of naphtha, which resulted in an increase of approximately U.S.$7,454 million in sales of products and services;

     . a 6.0% increase in the volume of our sales in Brazil resulting primarily from significant increases in sales volumes of natural gas (26.5%), naphtha (2.5%) and diesel (2.0%), which resulted in an increase of approximately U.S.$1,302 million in sales of products and services;

     . an increase in revenues from sales outside Brazil of approximately U.S.$2,725 million, resulting primarily from the significant increase in prevailing international oil product prices during 2000; and

     . the inclusion in our consolidated sales of products and services during the year ended December 31, 2000 of U.S.$598 million with respect to sales of oil products processed at our two refineries in Bolivia, which we acquired during the last quarter of 1999.

     Included in sales of products and services are the following amounts which we collected on behalf of the federal or state governments:

     . Value-added and other taxes on sales and services increased to U.S.$8,829 million for the year ended December 31, 2000 as compared to U.S.$5,453 million for the same period of 1999, primarily due to the increase in sales of products and services, combined with an increase in the applicable value-added tax rates.

     . PPE, which amounted to a negative U.S.$288 million for the year ended December 31, 2000, as compared to a positive U.S.$1,656 million for the year ended December 31, 1999. During the year ended December 31, 2000, our net operating revenues exceeded our actual sales of products and services (net of value-added and other taxes) for such period, because increases in prevailing international prices for oil products were not fully reflected in the sales prices we were allowed to charge for our oil products in Brazil. This resulted in a U.S.$157 million net increase in the balance of the Petroleum and Alcohol Account, after giving effect to the U.S.$106 million reduction in the balance of the account as a result of the partial completion of the certification process by the Brazilian government. See Item 4 "Information on the Company--Regulation of the Oil and Gas Industry in Brazil--Price Regulation." Conversely, the PPE was positive during the year ended December 31, 1999 due to relatively low international oil prices as compared to sales prices we were allowed to charge for our oil products in Brazil, resulting in a corresponding decrease in the balance of the Petroleum and Alcohol Account.

Cost of sales

     Cost of sales for the year ended December 31, 2000 increased 63.8% to U.S.$13,449 million, as compared to U.S.$8,210 million for the year ended December 31, 1999. This increase was primarily due to:

     . a significant rise in international oil prices, resulting in an increase of approximately U.S.$3,183 million in our cost of sales for the year ended December 31, 2000;

     . a U.S.$916 million increase in taxes and charges imposed by the Brazilian government, which amounted to U.S.$1,692 million for the year ended December 31, 2000, as compared to U.S.$776 million for the year ended December 31, 1999, as a result of an increase in royalties payable due to an increase in prevailing international oil prices, and a special participation with respect to highly productive fields, Marlim and Albacora, which the Brazilian government began to charge during the fourth quarter of 1999;

     . a 6.0% increase in the volume of our sales in Brazil, resulting in an increase of approximately U.S.$913 million in our cost of sales; and

     . the inclusion in our cost of sales for the year ended December 31, 2000 of U.S.$227 million in respect of output at our two Bolivian refineries, which we acquired during the last quarter of 1999.

     This increase was partially offset by a reduction of approximately U.S.$126 million in our cost of sales for the year ended December 31, 2000 as a result of a decrease in the amount of our imports, which amounted to 692,000 barrels per day during 2000, as compared to 718,000 barrels per day during 1999.

Depreciation, depletion and amortization

     Depreciation, depletion and amortization expenses decreased 10.6% to U.S.$2,022 million for the year ended December 31, 2000, as compared to U.S.$2,262 million for the year ended December 31, 1999. The reduction in 2000 was due primarily to a reduction in the amortization of abandonment costs, which are predominantly U.S. dollar denominated, and which were an expense of U.S.$204 million in the year ended December 31, 2000, as compared to an expense of U.S.$554 million in the year ended December 31, 1999, due to the effects of the devaluation of the Real against the U.S. dollar in 1999.

     Depreciation, depletion and amortization expenses, excluding amortization of abandonment costs, increased 6.4% to U.S.$1,818 million for the year ended December 31, 2000, as compared to U.S.$1,708 million for the year ended December 31, 1999. This increase was primarily attributable to a 15.3% increase in production primarily in the Campos Basin.

Exploration, including exploratory dry holes

     Costs for exploration, including exploratory dry holes, increased 49.2% to U.S.$440 million for the year ended December 31, 2000, as compared to U.S.$295 million for the year ended December 31, 1999. This increase was primarily the result of a book write-off (loss) for wells that we identified as dry or sub-commercial, amounting to U.S.$277 million for the year ended December 31, 2000, as compared to a U.S.$148 million write-off for the year ended December 31, 1999, including the results of an inventory of wells for each operating unit that we conducted during the third quarter of 2000.

Impairment of oil and gas properties

     For the year ended December 31, 2000, we recorded an impairment charge of U.S.$37 million, whereas we did not record any impairment charge for 1999. The impairment charge in 2000 was recorded with respect to some of our producing oil and gas properties in Brazil and Colombia, based upon our annual assessment of the fields using prices consistent with those used in our overall strategic plan, discounted at a rate of 10%. See Note 8 to our audited consolidated financial statements. Of this impairment charge, U.S.$15 million relates to producing properties in Brazil, primarily the Sebastiao Ferreira field in the Sergipe Alagoas Basin (U.S.$5 million). We recorded the remaining U.S.$22 million in connection with our international segment, primarily with respect to the Upia field (U.S.$16 million) located in Colombia.

Income from operations

     Our income from operations, net operating revenues before elimination of intersegment revenues less cost of sales, depreciation, depletion and amortization, and exploration, including exploratory dry holes, increased 110.0% to U.S.$11,217 million in the year ended December 31, 2000 from U.S.$5,342 million for the same period in 1999. The increase for the year ended December 31, 2000 when compared to the year ended December 31, 1999 was largely due to the increase in our net operating revenues and the higher recorded profitability from our Brazilian exploration, development and production activities. The higher recorded profitability in the Brazilian exploration, development and production segment was due to:

     . the significant increase in prevailing international prices of crude oil during 2000, which resulted in higher recorded intersegment net revenues from our exploration, development and production segment because the transfer prices we use to calculate the intersegment net revenues from these activities in Brazil are based on the monthly average of international prices for Brent crude, adjusted for the oil quality and transportation costs; and

     . a decrease in depreciation, depletion and amortization in the year ended December 31, 2000.

Selling, general and administrative expenses

     Selling, general and administrative expenses increased 13.1% to U.S.$1,450 million for the year ended December 31, 2000, as compared to U.S.$1,282 million for the year ended December 31, 1999.

     Selling expenses increased 25.8% to U.S.$805 million for the year ended December 31, 2000, as compared to U.S.$640 million for the year ended December 31, 1999. This increase was primarily attributable to the following:

     . an increase in transportation costs, which amounted to U.S.$352 million for the year ended December 31, 2000 as compared to U.S.$245 million for the year ended December 31, 1999; and

     . an increase of the allowance for doubtful accounts recorded by BR of U.S.$25 million,

     General and administrative expenses remained relatively constant, amounting to U.S.$645 million for the year ended December 31, 2000, as compared to U.S.$642 million for the year ended December 31, 1999.

Research and development expense

     Research and development expenses increased 40.7% to U.S.$152 million for the year ended December 31, 2000, as compared to U.S.$108 million for the year ended December 31, 1999. This increase was primarily attributable to increased investments in programs for environmental safety and deepwater and refining technologies.

Financial income

     Financial income increased 19.9% to U.S.$1,113 million for the year ended December 31, 2000, as compared to U.S.$928 million for the year ended December 31, 1999. This increase was primarily attributable to an increase in interest income from short-term investments, which amounted to U.S.$607 million for the year ended December 31, 2000, as compared to U.S.$209 million for the year ended December 31, 1999.

     This increase was partially offset by:

     . the decrease in the interest rates applicable to the National Treasury Bonds held by us, which decreased our financial income by approximately U.S.$93 million; and

     . the reduction of approximately U.S.$63 million in our financial income from the Petroleum and Alcohol Account, as a result of a decrease in the average balance of the Petroleum and Alcohol Account during the year ended December 31, 2000, as compared to the average balance during the same period in 1999, and the decrease of the interest rate applicable to the account from 5.7% during 1999 to 2.1% in 2000.

Financial expense

     Financial expense for the year ended December 31, 2000 increased 27.1% to U.S.$909 million, as compared to U.S.$715 million for the year ended December 31, 1999. This increase was due primarily to:

     . an increase of approximately U.S.$203 million in our interest expense, attributable to an increase in the aggregate amount of our outstanding indebtedness during the year ended December 31, 2000, as compared to the year ended December 31, 1999; and

     . a decrease in the amount of interest capitalized from U.S.$250 million in 1999 to U.S.$223 million in 2000, attributable to a reduction in the amount of capitalized costs subject to interest capitalization.

Monetary and exchange variation on monetary assets and liabilities, net

     Monetary and exchange variation on monetary assets and liabilities, net decreased 79.0% to an expense of U.S.$575 million for the year ended December 31, 2000, as compared to an expense of U.S.$2,745 million for the year ended December 31, 1999. Approximately 90% of our indebtedness was denominated in currencies other than the Real during the years ended December 31, 1999 and 2000. Consequently, the differential is primarily attributable to an exceptionally high exchange variation for the year ended December 31, 1999 due to the effect of the 32% devaluation of the Real against the U.S. dollar during such period, as compared to a devaluation of 9% for the year ended December 31, 2000.

Employee benefit expense

     Employee benefit expense consists of financial costs relating to pension and other post-retirement benefits. Employee benefit expense increased 16.0% to U.S.$370 million for the year ended December 31, 2000, as compared to U.S.$319 million for the year ended December 31, 1999.

Other taxes

     Other taxes increased 92.9% to U.S.$245 million for the year ended December 31, 2000, as compared to U.S.$127 million for the year ended December 31, 1999. This increase was due primarily to:

     . an increase in the CPMF tax, a tax on financial transactions, of U.S.$64 million due to higher levels of financial activity during 2000;

     . the suspension of the CPMF tax from January 23, 1999 through June 17, 1999; and

     . an increase in the PASEP/COFINS taxes in respect of interest income on short-term investments in the amount of U.S.$31 million.

Loss on government securities

     Loss on government securities amounted to U.S.$192 million for the year ended December 31, 2000, reflecting a loss recorded with respect to the transfer of our ELET and SIBR government securities to PETROS, our employee pension plan. We did not record any loss on government securities for the year ended December 31, 1999.

Other expenses, net

     Other expenses, net for the year ended December 31, 2000 increased 42.4% to U.S.$450 million, as compared to an expense of U.S.$316 million for the year ended December 31, 1999. Other expenses, net is primarily comprised of general advertising and marketing expenses unrelated to direct revenues and gains and losses recorded on sales of fixed assets and certain other nonrecurring charges. The increase in other expenses, net for the year ended December 31, 2000 is due primarily to:

     . a U.S.$47 million increase in general advertising and marketing expenses from U.S.$77 million for the year ended December 31, 1999 to U.S.$124 million for the year ended December 31, 2000;

     . a U.S.$105 million expense relating to the reduction in the balance of the Petroleum and Alcohol Account resulting from the partial completion of the certification of the balance of the account by the Brazilian government; and

     . a U.S.$92 million expense, primarily relating to costs incurred in connection with the oil spills in the Guanabara Bay and the State of Parana.

     These increases were partially offset by the U.S.$133 million we received during 2000 as consideration under five contracts we entered into with leading oil and gas companies during 1999 and 2000 for the exploration, development and production of three fields. Under these contracts, we sold a partial interest in each of the fields and recorded the proceeds received as a gain because we had no carrying costs in these fields.

Income tax (expense) benefit

     Income tax expenses increased 913.3% to U.S.$2,523 million for the year ended December 31, 2000, compared to an income tax expense of U.S.$249 million for the year ended December 31, 1999. This difference is primarily attributable to a significant increase in income before income taxes during the year ended December 31, 2000, as compared to the year ended December 31, 1999.

Liquidity and Capital Resources

Capital expenditures

     Our total consolidated capital expenditures were U.S.$4,254 million in 2001, U.S.$3,583 million in 2000 and U.S.$4,351 million in 1999, reflecting an increase of 18.7% in 2001 from 2000 and a decrease of 17.7% in 2000 from 1999. Capital expenditures already made include amounts expended in connection with our project financings. The increase in capital expenditures during 2001 compared to 2000 was primarily due to an increase in expenditures on exploration and production and our refinery facilities. Total capital expenditures were lower during 2000, primarily due to the completion of the first phase of the Bolivia-Brazil pipeline.

     The following table sets forth our consolidated capital expenditures for each of our business segments for the years ended December 31, 2001, 2000 and 1999:

                                                                                  For the Year Ended December 31,
                                                                                  -------------------------------
                                                                                      2001     2000     1999
                                                                                     ------   ------   ------
                                                                                   (in millions of U.S. dollars)
Exploration, Development and Production (Exploration and Production Segment) ..      $2,866   $2,581   $2,398
Refining, Transportation and Marketing (Supply Segment) .......................         642      569      521
Distribution (Distribution Segment) ...........................................          86       68       64
Natural Gas and Power (Gas and Energy Segment) ................................         192       50      956
International (International Segment) .........................................         326      245      392
Corporate (Corporate Segment) .................................................         142       70       20
                                                                                     ------   ------   ------
Total .........................................................................      $4,254   $3,583   $4,351
                                                                                     ======   ======   ======

     Capital expenditures in the years ended December 31, 2001, 2000 and 1999 were spent primarily on production facilities in the Campos Basin, modernizing refineries, expanding our pipeline transportation and distribution systems and investing in energy and gas-related activities, such as thermoelectric plants.

     Our capital expenditure budget for the year 2002 provided in the Annual Business Plan 2002, including project finance is U.S.$10,696 million. We expect that our investment budget will be allocated among the segments of our business as follows: (i) Exploration and Production: U.S.$3,347 million; (ii) Supply:
U.S.$1,346 million; (iii) Gas and Energy: U.S.$649 million; (iv) International:
U.S.$4,308 million; (v) Distribution: U.S.$394 million; and (vi) Corporate:
U.S.$162 million. In addition, we have budgeted U.S.$490 million for a variety of other projects in several of our business segments.

Financing

     We fund our investments and working capital with internally generated funds, short-term debt, long-term debt, project financing, sale and lease back agreements and bonds issued in the capital markets. Our outstanding short-term debt is mainly to support our imports of crude oil and oil products and is provided almost completely by international banks. During the last three years, we have instituted a policy of reducing short-term debt, and have succeeded in reducing it to U.S.$1,101 million as of

December 31, 2001, from U.S.$3,128 million as of December 31, 2000 and U.S.$4,629 million as of December 31, 1999. Our short-term debt is denominated principally in U.S. dollars.

Long-Term Debt

     Our total outstanding consolidated long-term debt consists primarily of notes issued in the capital markets and amounts outstanding under facilities guaranteed by export credit agencies and multilateral lending agencies, as well as financing from BNDES. Outstanding long-term debt, plus the current portion of our long-term debt, totaled U.S.$6,848 million as of December 31, 2001, compared to U.S.$5,785 million as of December 31, 2000 and U.S.$5,914 million as of December 31, 1999.

     Included in these figures as of December 31, 2001 are the following international debt issues:

Notes                                                         Principal Amount
-----                                                        ------------------
4.10% Notes due 2003/(1)/ ..............................     (Y)30,000 million
9.00% Notes due 2004/(2)/ ..............................     ATS1,250 million
10.00% Notes due 2006 ..................................     U.S.$250 million
Step Down Notes due 2007/(3)/ ..........................     ITL260,000 million
9.125% Notes due 2007/(4)//(5)/ ........................     U.S.$400 million
9.125% Notes due 2007/(4)//(5)/ ........................     U.S.$100 million
9.875% Notes due 2008/(4)/ .............................     U.S.$450 million
6.750% Senior Trust Certificates due 2010/(6)/ .........     U.S.$95 million
Floating Rate Senior Trust Certificates due 2010/(6)/ ..     U.S.$55 million
9.750% Notes due 2011/(4)/ .............................     U.S.$600 million
6.600% Senior Trust Certificates due 2011/(6)/ .........     U.S.$300 million
Floating Rate Senior Trust Certificates due 2013/(6)/ ..     U.S.$300 million

----------
/(1)/ Japanese Yen; U.S.$1.00 = (Y)131.66 at December 31, 2001.
/(2)/ Austrian Schilling; U.S.$1.00 = ATS15.4697 at December 31, 2001.
/(3)/ Italian Lira; U.S.$1.00 = ITL2,176.81 at December 31, 2001.
/(4)/ Issued by PIFCo to finance oil trading activities, with support from us through a standby purchase agreement.
/(5)/ Issued after December 31, 2001.
/(6)/ Represents an asset securitization by Petrobras Finance Limited.

     Some notes issued in currencies other than U.S. dollars and Reais are hedged through the use of a zero cost foreign currency collar. See Item 11 "Qualitative and Quantitative Disclosures About Market Risk--Risk Management."

Project Finance

     Since 1997, we have utilized project financings to provide capital for our continued financing of our large exploration and production and related projects. Our arrangements with respect to these projects are accounted for as capital leases. Under the contracts, we are responsible for completing the development of the oil and gas fields, operating the fields, paying all operating expenses relating to the projects and remitting a portion of the net proceeds generated from the fields to fund the special purpose companies' debt and return on equity payments. At the end of each financing project, we have the option to purchase the leased or transferred assets from the special purpose company. We continue to reflect the assets related to the projects as a component of property, plant and equipment and the related debt obligations are on-balance sheet and accounted for under the line item Project Financings.

     Many of our capital expenditures for 2001, 2000 and 1999 were made in connection with exploration and development projects in the Campos Basin, a number of which are being financed through project financings. See Item 4 "Information on the Company--Exploration, Development and Production." Below are our material project finance expenditures by project for the last three years, as well as amounts representing future commitments under our contract obligations:

                                         For the Year Ended December 31,
                              --------------------------------------------------------
                                  2001          2001           2000           1999
                              -----------   ------------   ------------   ------------
                                 Future        Capital        Capital        Capital
Field                         Commitments   Expenditures   Expenditures   Expenditures
                              -----------   ------------   ------------   ------------
                                                 U.S.$ in millions
Albacora ..................      $   43         $ 64           $113          $  134
Barracuda/Caratinga .......       1,523           --             --             153
Cabiunas ..................         379           45             83              86
Espadarte/Voador/Marimba ..          95          158            224             225
Marlim ....................          --          239            316             378
Others ....................          32           80             79             168
                                 ------         ----           ----          ------
Total .....................      $2,072         $586           $815          $1,144
                                 ======         ====           ====          ======

     Of the projected amount of expenditures for project financings in 2002, we expect that approximately U.S.$288 million will be used by our Exploration and Production segment and U.S.$447 million by our Gas and Energy segment.

Total Indebtedness

     Our total debt (including short-term debt, long-term debt, project finance and sale and leaseback, including current portions) increased to U.S.$14,010 million as of December 31, 2001, from U.S.$13,140 million as of December 31, 2000 and U.S.$12,851 million as of December 31, 1999. During that same period, our short-term debt (including current portions of long-term debt obligations) declined from U.S.$6,292 million as of December 31, 1999 to U.S.$4,881 million as of December 31, 2000 and U.S.$3,019 million as of December 31, 2001.

     Primarily as a result of positive cash generation from operating activities, as well as an increase in the total amount of our total debt, we have substantially increased our cash position. Cash and cash equivalents were U.S.$7,360 million as of December 31, 2001, U.S.$5,826 million as of December 31, 2000 and U.S.$3,015 million as of December 31, 1999. We have recently instituted a policy of maintaining a substantial balance of our cash in currencies other than the Real, primarily the U.S. Dollar.

     The increase in our cash balances was substantially greater than the increase in our total debt. Consequently our net debt (total debt less cash and cash equivalents) has declined from U.S.$9,836 million as of December 31, 1999, compared to U.S.$7,314 million as of December 31, 2000 and U.S.$6,650 million as of December 31, 2001.

     In addition to financings, we enter into guarantees and other contingent liabilities for projects in which we and our affiliates are involved, both in Brazil and other countries. See Item 4 "Information on the Company-Natural Gas and Power--Natural Gas" and "--International".

Financing Strategy

     Financing of all our investments will occur through a combination of internally generated funds, new corporate and project financings and utilization of existing cash balances. In our opinion, our working capital is sufficient for our present requirements. We also believe that we will be able to implement our budgeted capital expenditures for 2002 as a result of:

     .    our sizeable existing cash balances;

     .    our internal cash generation;

     .    our access to international capital markets; and

     .    our access to project finance debt facilities.

     For the years 2003 through 2005, we will require substantial amounts of capital to meet our operating targets. We expect that a portion of this funding will be provided from our internally generated funds, as well as traditional financing alternatives, including accessing the capital markets. During the past three years, our average cash flow from operations, excluding repayment of the Petroleum and Alcohol Account, was U.S.$6,514 million. This compares to average capital expenditures of U.S.$4,063 million during the past three years. In addition, we have been able to access debt financing through a combination of foreign and domestic capital markets, and commercial and multilateral lending agencies. As a result, we are confident that we have the financial resources to meet our planned targets. If the financial resources we expect are unavailable, we will not be able to expand as quickly as planned in all the segments we are targeting.

     Our financing strategy is to increase the average life of our debt portfolio and reduce the cost of our capital. We believe we can best accomplish this by being a consistent and well-known issuer in the international and local capital markets and offering investment grade structured corporate financing, including securitizations of future export flows, to the international capital markets.

     We will continue to utilize supplier financing and project financing, refocusing on non-recourse project financing if favorable terms are available. These lenders have been primarily official bilateral lending agencies, such as the Japanese Bank for International Cooperation, who have proven to be a constant and reliable source of funding over a long period of time. We also expect to use sale/leaseback transactions and the local capital markets to supplement our financing needs.

     Another element of our financial strategy is to increase our liquidity by reducing short-term debt and increasing our cash balances. As a result, our working capital (current assets minus current liabilities) has improved from a negative U.S.$1,644 million as of December 31, 1999 to a positive U.S.$2,886 million as of December 31, 2000 and a positive U.S.$6,282 million as of December 31, 2001. We accomplished this reversal mainly by:

     . increasing amounts of retained cash flow (net cash from operating activities, less capital expenditures and dividends) primarily as a result of increasing production as well as higher international prices for oil products, which we were allowed to charge on our domestic product sales;

     . an increase of U.S.$4,432 million in long-term debt obligations from December 31, 1999 to December 31, 2001; and

     . the realization of the Petroleum and Alcohol Account, which converted a long-term asset into cash.

     Our board of directors approves all of our issuances of indebtedness, including medium and long-term notes and debentures. The level of our long-term borrowing is subject to an annual maximum amount set by the Brazilian government, exclusive of certain permitted commercial obligations, based on shareholders' equity, debt service expense and other factors as of the prior year and subject to certain ongoing quarterly adjustments. For 2002, the maximum level of new borrowing has been set at U.S.$824 million. The maximum level was set at U.S.$1,211 million for 2001, U.S.$1,072 million for 2000 and

U.S.$1,181 million for 1999. Medium and long-term borrowings included in our annual budget also require the prior approval of the National Treasury. Debt contracted by our foreign subsidiaries and in connection with our project finance transactions is not subject to such approval and regulation. Borrowings that exceed the approved budget amount for any year also require approval from the Brazilian Senate.

Critical Accounting Policies

Brazilian Government Regulation

     The Brazilian oil and gas industry has been subject to extensive regulation by the Brazilian government, and oftentimes the Brazilian government uses us as a vehicle to implement these regulations. Since 1996, the Brazilian government has introduced several measures to deregulate the oil and gas industry in Brazil, including the enactment of the Oil Law in 1997. As a result of the Brazilian government regulations during the periods presented, the financial statements may not be comparable to those of other oil and gas companies.

     The impact of Brazilian government regulation on our operating structure has been recorded in the Petroleum and Alcohol Account for periods up to June 30, 1998. The impact of these regulations are recorded in the income statement to correspond with underlying transactions when compliance with applicable law has occurred and collection is reasonably assured. See Item 4 "Information on the Company--Regulation of the Oil and Gas Industry in Brazil--Price Regulation."

Foreign Currency

     Our operations are principally conducted in Brazil, but we also have operations in numerous other countries. In accounting and reporting for our Brazilian operations and our foreign operations, U.S. generally accepted accounting principles require that an entity designate a "reporting currency" in which its financial statements are presented and designate the "functional currency" of each of its foreign operations. Selection of the functional currency involves management judgment regarding the economic environments in which foreign entities conduct business. The selection of a functional currency affects our income statement as foreign currency gains and losses from remeasurements into the functional currency are reported in current period income. Gains and losses from translation from the functional currency into the "reporting currency" are not reported in current income, but instead are recorded in other comprehensive income in the Stockholders' Equity section of the balance sheet. The Real is our functional currency and the U.S. dollar is our reporting currency for our operations in Brazil. The U.S. dollar is our functional, as well as our reporting currency for most of our operations outside of Brazil.

Revenue Recognition and Allowance for Doubtful Accounts

     Revenues associated with the sales of crude oil, natural gas, petroleum and chemical products and all other items are recorded when title passes to the customer.

     We do not have ongoing relationships with our buyers or engage in arrangements that require us to repurchase our oil products or provide buyers with the right of return.

     Our accounts receivable from customers generally do not accrue interest or indexation charges or penalties. Unearned interest income is deferred at the balance sheet date to be recognized in the period over the remaining unpaid installments. In the case of credit sales, the sale is supported by appropriate legal documentation and upon the completion of appropriate credit checks, once management is confident that collection is reasonably assured.

     The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on our accounts receivable from our customers, as well as other receivables, and is included in selling, general and administrative expenses or other expenses.

Oil and Gas Activities

     Our exploration and production activities are accounted for under the "successful efforts" method. Under the "successful efforts" method, costs are accumulated on a field-by-field basis, and certain exploratory expenditures and exploratory dry holes are expensed as incurred. Exploratory wells in an area requiring a major capital expenditure before production can begin are evaluated annually to ensure that commercial quantities of reserves have been found or that additional exploration work is underway or planned.

     For complicated offshore exploratory discoveries, it is not unusual to have exploratory wells remain suspended on the balance sheet for several years while the company performs additional appraisal drilling and seismic work on the potential oil and gas field. Management continuously monitors the results of the additional appraisal drilling and seismic work and expenses the suspended well costs as dry holes when it judges that the potential field does not warrant further exploratory efforts in the near term. Costs of productive wells and development dry holes are capitalized and amortized on the unit-of-production method for each field.

     At the end of each exploration and development project, we have significant obligations to remove tangible equipment or restore the seabed at the end of operations. Our removal and restoration obligations are primarily associated with plugging and abandoning wells and removal and disposal of offshore oil and gas platforms. The estimated undiscounted costs, net of salvage value, of dismantling and removing these facilities are accrued over the productive life of the asset. Estimating the future asset removal costs is difficult and requires management to make estimates and judgments because most of the removal obligations are many years in the future and contracts and regulations often have vague descriptions of what constitutes removal. Asset removal technologies and costs are constantly changing. The decision to remove assets is also influenced by political, environmental, safety and public relations considerations. In addition, the Financial Accounting Standards Board (FASB) has recently issued SFAS No. 143, "Accounting for Asset Retirement Obligations," (SFAS No. 143) which significantly changes the method of accruing for costs associated with a company's legal obligation to retire fixed assets. We are evaluating the impact and timing of implementing SFAS No. 143.

     We primarily determine depreciation, depletion and amortization based on cost less estimated salvage value of the asset, under either the unit-of-production method or the straight-line method. Unit-of-production rates are based on oil and gas reserves estimated to be recoverable from existing facilities. The straight-line method is based on estimated asset service life taking obsolescence into consideration. Service lives generally extend to 25 years for refinery components and 20 years for chemical components and reflect our long-term commitment to effective asset optimization.

     Crude oil, natural gas and other properties held and used by us are reviewed for impairment annually and/or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. We estimate the future undiscounted cash flows of the affected properties to judge the recoverability of carrying amounts. In general, analyses are based on proved reserves, except in circumstances where it is probable that additional resources will be developed and contribute to cash flows in the future.

     Evaluations of crude oil and natural gas reserves are important to the effective management of our exploration and production segment. They are integral to making investment decisions about oil and gas properties such as whether development should proceed or enhanced recovery methods should be undertaken. Proved and developed crude oil and natural gas reserve quantities are used as the basis of calculating the unit-of-production rates for depreciation. These reserves are the estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. The estimation of reserves is an ongoing process based on rigorous technical evaluations and extrapolations of well information such as flow rates and reservoir pressure declines.

Capital Leases

     We lease certain offshore platforms, which are accounted for as capital leases. These leases qualify as capital leases based on the criteria established by SFAS No. 13, Accounting for Leases, and are presented as assets with corresponding financing liabilities on our balance sheet.

Derivative Instruments

     We make limited use of derivatives. We do not hold derivative instruments for trading purposes or for leverage. Our size and the complementary nature of the exploration and production, distribution, and refining segments mitigate our risk from changes in interest rates, currency rates, and commodity prices, thereby reducing our need for derivatives to manage business risk.

     Because of our limited use of derivatives, accounting policies for derivatives do not impact information that is significant or critical to an understanding of our financial condition and results of operations.

Project Finance

     Since 1997, we have utilized project financings to provide capital for the continued development of our exploration and production and related projects.

     Our arrangements related to those projects are considered leasing transactions. Our responsibility under those contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies' debt and return on equity payments. At the end of each financing project, we will have the ability to purchase the leased or transferred assets from the special purpose company. Because we commenced development or construction activities on each of these projects prior to completing the financing arrangements, and because of our continuing involvement in these projects, we continue to reflect the assets related to the projects as a component of property, plant and equipment and the related financing obligations as a component of project financing.

Environmental Liabilities

     We are subject to various environmental laws and regulations. We incur costs to comply with complex environmental laws and regulations and internal voluntary programs. In addition, we are sometimes held liable for spills and releases of oil products and chemicals from our operating assets. We accrue for these costs when it is probable that a liability has been incurred and reasonable estimates of the liability can be made. We believe that payments required to comply with these laws and regulations will not have a material adverse effect on our operations or cash flows.

Pension and Other Post-Retirement Benefits

     The determination of the expense and liability relating to our pension plan and certain post-retirement health care benefits for our employees and their dependents involves the use of actuarial assumptions. These include estimates of future mortality, withdrawal, changes in compensation and discount rate to reflect the time value of money as well as the rate of return on plan assets. These assumptions are reviewed at least annually and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of participants.

     We and our actuarial consultants are currently reviewing the basis for estimating the assumed discount rate in light of the recent development of a secondary bond market in Brazil for high-grade long-term government securities. As insufficient evidence was available at December 31, 2001 to support a change, we chose not to change our discount rate assumptions. In the event the rate of return offered by these securities (nominal rate of 15.5% at December 31, 2001) is deemed to be consistent with the requirements of SFAS Nos. 87 and 106 and subsequent interpretations for measurement of defined benefit obligations, we may adopt different assumptions in the future. Any different assumptions adopted may have a significant impact on the amount of pension liability and post-retirement health care benefits and expenses.

Business Combination with Repsol-YPF

     We entered into an asset swap agreement with Repsol-YPF which was accounted for as a purchase under APB 16 - "Business Combinations." See Item 4 "Information on our Company--International."

     As a result of our use of the purchase method of accounting to account for the Eg3 acquisition, we included Eg3's results of operations in our audited consolidated financial statements commencing on the effective date of the acquisition. The purchase price for the Eg3 acquisition was initially allocated based on preliminary estimates of the fair market value of the assets acquired and the liabilities assumed as of the acquisition date. The initial purchase price allocated for the Eg3 acquisition resulted in no goodwill.

Government Bonds

     We hold NTN-B bonds in the amount of U.S.$665 million, as of December 31, 2001. Our pension fund, PETROS, also holds NTN-B bonds in the amount of U.S.$1,475 million. The NTN-B bonds are Real-denominated bonds paying interest at 6% per year (plus the variation of the Indice de Precos ao Consumidor Amplo (Comprehensive Consumer Price Index, or IPCA) and are due in 2031. These bonds are accounted for at fair value, based on the market value of the NTN-C bonds.

     Currently, a wide variety of federal bonds are traded daily in the Brazilian fixed-rate market, mainly post-fixed bonds adjusted to the price index. In this market, the most liquid bonds are the NTN-C's, which are indexed to the IGP-M. The NTN-C's have different due dates, from one to thirty years, and based on that information, which is daily available in the market, it is possible to define a curve of interest for the IGP-M indexed bonds. Assuming that in the long run the inflation indexes tend to converge, we have been using the same curve used for the NTN-C bonds to define the market value of our NTN-B bonds.

Recent Accounting Pronouncements

     The Financial Accounting Standards Board, or FASB, has recently issued the following Statements of Financial Accounting Standards, or SFAS. The SFAS's issued in July 2001 were: SFAS No. 141, Business Combinations, or SFAS No. 141, and Goodwill and Other Intangible Assets, or SFAS No. 142. In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, or SFAS No. 143. In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or SFAS No. 144. SFAS No. 141, which requires the purchase method of accounting for all business combinations, applies to all business combinations initiated after June 30, 2001 and to all business combinations accounted for by the purchase method that are completed after

June 30, 2001. SFAS No. 142 requires that goodwill as well as other intangible assets with indefinite lives not be amortized but be tested annually for impairment and is effective for fiscal years beginning after December 15, 2001. Adoption of SFAS 141 and 142 will not have a material impact on our financial position and results of operations.

     SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. It supersedes, with exceptions, SFAS No. 121, Accounting for the Impairment of Long-Lived Assets for Long-Lived Assets to Be Disposed Of, and is effective for fiscal years beginning after December 15, 2001. We are currently assessing the impact of SFAS No. 143 and No. 144 and therefore, at this time cannot reasonably estimate the effect of these statements on our financial condition, results of operations and cash flows.

Research and Development

     Since 1966, we have maintained a dedicated research and development facility in Rio de Janeiro, Brazil. As of April 30, 2002, we had 1,142 employees working in such facility. We engage in joint research projects with universities and other research centers in Brazil and abroad. We spent U.S.$12.7 million in 2001 on joint projects with Brazilian universities and technological institutions. Additionally, we participate in technology exchange and assistance projects with other oil and gas and oilfield service companies for other areas of our business. These transfers of technology are based on partnership agreements focusing on the exchange of information with respect to offshore systems and development of deepwater technologies, and involve no material cost to us.

     Our research and development facility researches various aspects of our oil and gas operations, including exploration, drilling, production, reservoir engineering and geology, fluid separation, well completion and refining process technology. This facility also engages in research on industrial catalysts, lubricants, fine chemicals, fuels, additives, petrochemicals and polymers for other areas of our business. Additionally, the research facility is also responsible for the basic design of new offshore fixed and semi-submersible platforms and subsea production systems, as well as new and reconstructed refining units. Our research and development program has resulted in the development of important technologies, including semi-submersible production platforms capable of operating in water depths of up to 6,562 feet (2,000 meters).

     As of December 31, 2001, we had 25 floating production systems in operation, 23 of which we engineered. We have obtained 261 patents in Brazil and abroad for a significant number of the technologies produced through research and development activities during the three-year period ended December 31, 2001.

     Of the projects in which we are currently involved, three programs are key to our technological development activities. The first project, originally named PROCAP 2000, is our technological development program for deepwater production systems, which was established in 1993 with a budget of U.S.$52 million to develop additional deepwater and ultra deepwater technology. This program aimed to enhance recovery of oil and gas reserves and to extend the life of wells located at depths greater than 984 feet (300 meters). The program was extended for two additional years after the expiration of the initial term and was finalized in December 1999 through an increase of R$12.2 million (approximately U.S.$7 million) to the original PROCAP 2000 budget. In 2000, PROCAP 3000 was launched with a budget of U.S.$128 million over three to four years to provide technological solutions to produce and support the next phases of development of Marlim Sul, Roncador, Albacora Leste and Albacora to make production and extraction in water depths beyond 3,000 meters a reality.

     The second project, the advanced oil recovery program, strives to increase our oil reserves and production through the improvement of our recovery factor from mature oil development areas. The program was established in 1993 to complete seven projects in five years with an estimated budget of U.S.$53 million. In mid-1997, four new projects were added to the program. The program is now focused predominantly on reservoirs in the Campos Basin, where the greatest known reserves are located. By 1998, we had developed several exploration projects that resulted in 132 million barrels of oil equivalent of new reserves, and lifting cost reductions of U.S.$9.5 million per year.

     The third project, the strategic refining technology development program, was established in 1994 to assist our refineries in reducing costs, refining greater volumes of heavy oils, and meeting increased demand for higher quality products. The 2002 budget for this program is U.S.$4.9 million. Work done under this program has led to the development of technologies used by our fluid catalytic cracking (FCC) units, including a residue cracking process specially developed for use with heavy and acidic types of Brazilian oils found in the Cabiunas and Marlim fields.

     The research center is also involved in technology exchange and assistance projects in partnership with other oil companies such as: Royal Dutch/Shell (subsea completion, floating production systems, hydrates and paraffins); Texaco (deep water exploration and production); AGIP (pressure phase of the development of the vertical annular separation and pumping systems); BP/STATOIL (floating production systems, risers, deepwater drilling and subsea technology); and Chevron (pipeline transportation) as well as with a number of prominent international universities and other institutes.

     Our total expenditures on research and development at our dedicated research and development facility were U.S.$132 million in 2001, U.S.$152 million in 2000 and U.S.$108 million in 1999.

Trend Information

     For a description of trends that might affect our financial condition and results of operation, see Item 4 "Information on the Company--Competition".

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our Board of Directors

     Our board of directors is composed of a minimum of five and a maximum of nine members and is responsible for, among other things, establishing our general business policies. The members of the board of directors are elected at the annual general meeting of shareholders.

     Under Brazilian Corporation Law, shareholders representing at least 10% of the company's voting capital have the right to demand that a multiple voting procedure be adopted to entitle each common share to as many votes as there are board members and to give each common share the right to vote cumulatively for only one candidate or to distribute its votes among several candidates.

     Furthermore, our by-laws enable each of (i) minority preferred shareholders that together hold at least 10% of the total capital stock (excluding the controlling shareholders); and (ii) minority common shareholders, to elect one member and an alternate to our board of directors. Additionally, according to Law No. 9,649 of May 27, 1998, one of the members of the board of directors is appointed by the Minister of Budget and Management. Our by-laws provide that, independently from the exercise of the rights above granted to minority shareholders, the Federal Government always has the right to appoint the majority of our directors. The maximum term for a director is one year, but re-election is permitted. In accordance with the Brazilian Corporation Law, the shareholders may remove any director from office at any time with or without cause at an extraordinary meeting of shareholders. Following an election of board members under the multiple vote procedure, the removal of any board member by an extraordinary meeting of shareholders will result in the removal of all the other members, after which new elections shall be held.

     We currently have nine directors. The following table sets forth certain information with respect to these directors:

                               BOARD OF DIRECTORS

                                                                   Expiration of
             Name                      Date of Birth    Position   Current Term                 Business Address
             ----                      --------------   --------   -------------   -------------------------------------------------
Pedro Pullen Parente/(1)/ ..........   Feb. 21, 1953    Chairman     March 2003    Casa Civil da Presidencia da Republica, Praca dos
                                                                                   Tres Poderes, Palacio do Planalto, 4th Floor,
                                                                                   70150-900 - Brasilia - DF, Brazil
Gerald Dinu Reiss/(2)/ .............   Oct. 28, 1944    Member       March 2003    Rua Viradouro, 63, Conjunto 131, 13th Floor,
                                                                                   Chacara Itaim, 01538-110 - Sao Paulo - SP, Brazil
Zenildo Gonzaga Zoroastro de           Jan. 2, 1930     Member       March 2003    Rua Osorio de Almeida, 38, sala 501, 22201- 000 -
Lucena/(1)/ ........................                                               Rio de Janeiro - RJ, Brazil
Francisco Roberto Andre Gros/(1)/ ..   April 21, 1942   Member       March 2003    Av. Repulica do Chile, 65, 23rd floor, 20035-900
                                                                                   - Rio de Janeiro - RJ, Brazil
Jorge Gerdau Johannpeter/(3)/ ......   Dec. 8, 1936     Member       March 2003    Av. Farrapos, 1811, 90220-005 - Porto Alegre -
                                                                                   RS, Brazil
Eleazar de Carvalho Filho/(1)/ .....   July 26, 1957    Member       March 2003    Av. Republica do Chile, 100, office 1120,
                                                                                   20139-900 - Rio de Janeiro - RJ, Brazil
Roberto Egydio Setubal/(2)/ ........   Oct. 13, 1954    Member       March 2003    Rua Boa Vista, 176, 12nd floor, Corpo 5 - Centro,
                                                                                   01014-979 - Sao Paulo -SP, Brazil
Claudio Luiz da Silva Haddad/(2)/ ..   Aug. 23, 1946    Member       March 2003    Rua Jeronimo da Veiga, 45, 13th floor, Itaim
                                                                                   Bibi, 04536-000, Sao Paulo-SP, Brazil
Guilherme Gomes Dias/(1)/ ..........   Aug. 23, 1946    Member       March 2003    Esplanada do Ministerio de Orcamento e Gestao,
                                                                                   block K - 6th floor, 10040-900 - Brasilia - DF,
                                                                                   Brazil

/(1)/ Appointed by the controlling shareholders
/(2)/ Appointed by the minority/ common shareholders
/(3)/ Appointed by the minority preferred shareholders

     Pedro Pullen Parente. Mr. Parente has been a member of our board of directors since March 24, 1999 and was appointed chairman of the board of directors of our company and BR on March 22, 2002. Since July 1999, he has held the post of Chief Presidential Minister of Brazil. He has also served as:
Minister of Budget and Management for Brazil (April 1999-July 1999); National Planning Secretary for the Ministry of Economy (1991-1992); President of Serpro, the Federal Information Processing Service (1990-1991); and Secretary of Budget and Finance for the Planning Department of the Executive (1989-1990). Mr. Parente has also held various positions with the Central Bank of Brazil and has served as Secretary of the Ministry of Finance and Ministry of Budget and Management of Brazil.

     Gerald Dinu Reiss. Mr. Reiss has been a member of our board of directors since March 24, 1999 and is also a member of the board of directors of BR. He is currently also a vice-president of Cevekol S.A. Industria e Comercio de Produtos Quimicos, a managing partner of Consultoria Empreendimentos Industriais Ltda. and a member of the board of directors of several public and private sector companies. Mr. Reiss has also served as: member of the board of directors of Grow Jogos e Brinquedos S.A. (1972-1991); and Director of Planning and Development for Grupo Ultra (1980-1986).

     Zenildo Gonzaga Zoroastro de Lucena. Mr. Lucena has been a member of our board of directors since March 24, 1999 and is also a member of the board of directors of BR. He is a decorated General in the Brazilian army. He served as the Minister of the Armed Forces in Brazil from 1992 to 1998.

     Francisco Roberto Andre Gros. Mr. Gros has been a member of our board of directors since March 23, 2000 and is also a member of the board of directors of BR. In January 2002, the President of

Brazil appointed him president of our company. He has also served as: President of BNDES (February 23, 2000-January 1, 2002); Director of the CVM (1977-1981); Director of BNDES and President of BNDESPAR (1985-1987); and President of the Central Bank of Brazil (1987, 1991-1992). Mr. Gros has also worked in many private entities, including Unibanco and Morgan Stanley.

     Jorge Gerdau Johannpeter. Mr. Johannpeter has been a member of our board of directors since October 19, 2001 and is also a member of the board of directors of BR. He also serves as: President of the board of directors of Gerdau Group, a steel company; coordinator of Acao Empresarial Brasileira (Brazilian Corporate Action), an active non-governmental Brazilian organization addressing developmental issues; leader of Programa Gaucho da Qualidade e Produtividade (Program for Quality and Productivity of the State of Rio Grande do Sul, or PGQP), which works with the public and private sectors in the implementation of total quality management; representative of the American Society for Quality
(ASQ) in Brazil; President of Conselho do Premio Qualidade do Governo Federal (Brazilian Government Quality Prize Council); member of the board of directors of Instituto Brasileiro de Siderurgia (the Brazilian Steel Institute, or the
IBS); and Chairman of the board of directors of Aco Minas Gerais--Acominas.

     Eleazar de Carvalho Filho. Mr. Carvalho Filho has been a member of our board of directors since January 18, 2002 and is also a member of the board of directors of BR. Since January 2002, he has been the President of BNDES. He has also served as: Privatization Director and Managing Director of BNDESPAR, a holding company that formerly managed the equity portfolio of BNDES (2000-2002); President of Banco Warburg Dillon Read S.A., Country Head for UBS Warburg and Managing Director and head of the bank's Corporate Finance Division in Brazil (1998-1999); Treasurer and Director of Alcoa Aluminio (1986-1992); and Head of the International Division of Banco Crefisul de Investimento (1981-1986).

     Roberto Egydio Setubal. Mr. Setubal has been a member of our board of directors since March 22, 2002 and is also a member of the board of directors of BR. He joined the Itau Group in 1981 and since then has occupied different positions within the group, including: member of the board of directors of Banco Itau S.A. (since 1995); Executive Vice President Director of Itausa Investimentos S.A. (since May 1994); President and CEO of Banco Itau S.A. (since April 1994); and General Director of Banco Itau S.A. (1990-March 1994).

     Claudio L. S. Haddad. Mr. Haddad has been a member of our board of directors since March 22, 2002 and is also a member of the board of directors of BR. Since March 1999, he has been President and partner of Ibmec Educacional S.A., a business and economics school in Brazil, and since January 2001, he has been the President of the board of directors of IBTS S.A., a professional information technology and telecommunications training entity. He has also served as: Chief Executive Officer of Banco de Investimentos Garantia S.A. (1992-1998); Partner and Director of Banco de Investimentos Garantia S.A., responsible for the Corporate Finance Division and later on for all the Investment Banking Division; and Director of the Central Bank of Brazil, responsible for public debt and open market operations (1980-1983).

     Guilherme Gomes Dias. Mr. Dias has been a member of our board of directors since March 22, 2002 and is also a member of the board of directors of BR. Since August 5, 1999, he has been the Executive Secretary of the Budget and Management Ministry. In 1993, he joined Vitoria's City Hall, where he served as Planning Secretary (1993-1994), Treasury Secretary (1994-1996) and Finance and Economy Secretary (1997-1999). He has also served as: Supervisor of the Financial and International Department, Head of the Budget and Controlling Department and Manager of the Planning Department at BNDES (1994-1995); Professor of Public Finance, Macroeconomics and Monetary Economics at the Federal University of Rio de Janeiro (1985-1992); and Planning and Finance Director of Banco de Desenvolvimento do Estado do Espirito Santo (1988-1989).

Our Executive Officers

     Our board of executive officers, composed of one president and up to six executive officers, is responsible for our day-to-day management. Under our by-laws, the board of directors is entitled to elect the executive officers, including the president. The president must be chosen from among the members of the board of directors. All of the executive officers must be Brazilian nationals and reside in Brazil. The maximum term for executive officers is three years, but re-election is permitted. The board of directors may remove any executive officer from office at any time with or without cause. Five of the current executive officers are experienced managers, engineers or technicians from Petrobras, three of whom have served on the board of directors of our subsidiaries.

     The following table sets forth certain information with respect to our executive officers:

                               EXECUTIVE OFFICERS

Name                                  Date of Birth     Position
----                                 ----------------   -------------------------------------------------
Francisco Roberto Andre Gros .....   April 21, 1942     President
Joao Pinheiro Nogueira Batista ...   August 13, 1956    Chief Financial Officer
Irani Carlos Varella .............   January 16, 1951   Manager of Corporate Services
Jose Coutinho Barbosa ............   May 13, 1940       Manager of Exploration and Production
Rogerio A. Manso da Costa Reis ...   March 15, 1957     Manager of Refining, Transportation and Marketing
Antonio Luiz Silva de Menezes ....   August 13, 1945    Manager of Gas and Power
Jorge Marques de Toledo Camargo ..   April 28, 1954     Manager of International Activities

     Francisco Roberto Andre Gros. Mr. Gros has been President of our company since January 1, 2002 and has been a member of the board of directors since March 23, 2000. For biographical information regarding Mr. Gros, see "--Our Board of Directors."

     Joao Pinheiro Nogueira Batista. Mr. Batista has been our Chief Financial Officer since September 20, 2001. He worked at Dresdner Bank from 1989 to 2001, where he held several positions, including: Chief Operating Officer of the Investment Bank division in Brazil; Managing Director and Executive Member, responsible for Global Finance and Global Markets activities; and Head of the Corporate Finance division. Mr. Batista has also served as: an international consultant in the Ministry of Finance and in the Ministry of Industry and Commerce; Head of the Financing area of Siderbras (Siderurgica Brasileira S.A.); and Chief Financial Officer of the Brazilian Radio Broadcasting Company (Radiobras).

     Irani Carlos Varella. Mr. Varella has been an executive officer since November 27, 2001. He joined our company in 1976 and has held several positions, including: Coordinator of PEGASO and Safety, Environment and Health General Manager (2000-2001); Research and Development Center General Manager (1999-2000); Exploration and Production Department General Production Manager (1996-1999); General Manager of the BR Distribuidora lubricants plant (1994-1995); and Campos Basin Production Manager (1987-1990). He has also been a member of the Advisory Council of Instituto de Pesquisas Tecnologicas (IPT).

     Jose Coutinho Barbosa. Mr. Barbosa has been an executive officer since April 23, 1999. He joined our company in 1965 and has held several positions, including: Vice-President of Braspetro (1992-1999); President of Petrobras America Inc., a subsidiary of Braspetro (1987-1991); Assistant Superintendent of the Risk Contracts Division (1985-1986); Assistant General Superintendent of the Exploration Department of Petrobras (1979-1984); Exploration Manager of Braspetro in Cairo (1973-1976); and Head of the Field Geophysics Team (1965-1972). In addition, Mr. Barbosa has been a member of the board of directors of Braspetro since September 8, 1999.

     Rogerio A. Manso da Costa Reis. Mr. Reis has been an executive officer since September 10, 2001. Currently, Mr. Reis is a member of the board of Companhia Petroquimica do Sul (Copesul) and

Refinaria Alberto Pasqualini S.A. (Refap) and Executive Officer of Petrobras International Finance Company (PIFCo). He joined our company in 1979 and has held several positions, including Marketing Director, Logistics Manager and Supply Manager. He has also served as Sales Manager of Interior Trade, Inc., a New York corporation that was an indirect wholly-owned subsidiary of Petrobras and which purchased and marketed fuel oil refined by Petrobras (1986-1990).

     Antonio Luiz Silva de Menezes. Mr. Menezes has been an executive officer since April 23, 1999. He joined our company in 1969 and has held several positions, including: Vice-President of Petrobras Gas S.A. (1998-1999); Superintendent of the Engineering Department of Petrobras (1994-1996); Superintendent of the Bolivia-Brazil gas pipeline (1992-1994); Vice-President of Petrofertil (1990-1992, 1996-1998); Vice-President of Braspetro (1988-1990); Assistant Technical Superintendent of the Materials Department (1985-1988); Coordinator of Production at the Campos Basin (1984-1985); Head of the Management Support Section (1983-1984); Coordinator of Units for the Platform Inspection Group at the Campos Basin (1981-1983); Assistant Head of Construction at the Ammonia and Urea Factory in Sergipe (1976-1981); Head of the Boiler and Piping Section, Design Office Division of the Planning Department at Araucaria-Parana Refinery (1973-1976); and Planning Engineer and Field Coordinating Engineer (1969-1973). Mr. Menezes has also served as the chairman of the board of directors and Chief Executive Officer of Ultrafertil, Nitrofertil and Fosfertil and as the Chairman of the board of directors of Goiasfertil and ICC, all subsidiaries of Petrofertil. He has also been a member of the board of directors of Petrobras Gas S.A. since May 18, 1999.

     Jorge Marques de Toledo Camargo. Mr. Camargo has been an executive officer since April 23, 2000. He joined our company in 1976 and served in several technical and managerial positions in the exploration department. In May 1999, he was appointed Vice-President of Braspetro and became President of Braspetro in September 1999. He has also served as: Executive Officer of Braspetro in charge of Exploration and Production (January 1998); and Managing Director of Petrobras U.K. Ltd (1993-1997).

Compensation

     For the year ended December 31, 2001, the aggregate amount of compensation we paid to all members of the board of directors and executive officers was approximately U.S.$1,043 million.

     In addition, the members of the board and the executive officers receive certain additional benefits generally provided to our employees and their families, such as medical assistance, educational expenses and supplementary social security benefits.

     We have no service contracts with our directors providing for benefits upon termination of employment. We do not have a compensation committee.

     We currently sponsor a defined benefit plan known as PETROS and have established a new contributory benefit pension plan known as Petrobras VIDA, which is being challenged by the Oil Workers Federation and has not yet been implemented. For more information, see "--Employees and Labor Relations--Our Pension Fund."

Indemnification of Officers and Directors

     Our by-laws require us to defend our senior management in administrative and legal proceedings and to maintain insurance coverage to protect senior management from liability arising from the performance of their functions. Subject to certain limitations, the policy reimburses losses and expenses incurred by us due to wrongful acts of our directors and officers, such as breach of duty, neglect, error, misstatement, misleading statements, omission or acts by our directors and officers in the performance of their position, or any matter claimed against them solely by reason of their functions or positions, including the purchase or sale of our securities. Coverage includes the advancement of defense costs.

Share Ownership

     As of March 31, 2002, the members of our board of directors and our executive officers, as a group, beneficially held a total of 588 common shares and 1,487 preferred shares of our company. Accordingly, on an individual basis, and as a group, our directors and executive officers beneficially owned less than one percent of any class of our shares. None of the members of our board of directors or our executive officers holds any options to purchase common shares or preferred shares.

Audit Committee

     Brazilian corporation law requires us to establish a permanent audit committee. Accordingly, our by-laws provide for a permanent audit committee composed of five members. A person elected to serve on this committee must be a resident of Brazil and either be a university graduate or have been a company officer or audit committee member of a Brazilian company for at least three years prior to election to the committee. Under our by-laws, the five members and their respective alternates are elected by the shareholders at the annual general shareholder's meeting. Holders of preferred shares without voting rights and minority common shareholders that together hold at least 10% of our voting shares, other than the Brazilian government, are each entitled to elect one member and his respective alternate to the audit committee. According to the terms of our by-laws, one member and his respective alternate are appointed by the Minister of Finance representing the Treasury. The Federal Government has the right to appoint the majority of the members of the audit committee and their alternates.

     The following table sets forth certain information with respect to our audit committee:

                                 AUDIT COMMITTEE

Name                                                        Position
----                                                        --------
Jose Manuel Buarque Franco Neto .........................   Chairman
Eduardo Coutinho Guerra .................................   Member
Jorge Luiz Avila da Silva ...............................   Member
Luiz Gonzaga Leite Perazzo ..............................   Member
Wanderley Pinto de Medeiros .............................   Member

Employees and Labor Relations

     We had 38,483 employees as of December 31, 2001, compared to 38,908 as of December 31, 2000 and 39,979 as of December 31, 1999. The reduction in the number of our employees has been achieved through a process of voluntary attrition and retirement. We do not intend to reduce the number of our employees through voluntary attrition and retirement in 2002. Expenses relating to employees of the parent company amounted to approximately R$2,966 million (U.S.$1,260 million) in 2001, R$2,636 million (U.S.$1,441 million) in 2000 and
R$2,669 million (U.S.$1,478 million) in 1999. During 2001, these expenses represented 83% of our consolidated employee expenses. Of the 32,809 employees of the parent company, as of December 31, 2001, 31,137, or 96.7%, were classified as onshore employees and 3.3% were classified as offshore employees. Employees who work on ships are classified as offshore employees, while all others are considered onshore employees. We also subcontract certain services, such as data processing, security and cleaning.

     All of our employees, except the maritime employees, are subject to a collective bargaining agreement with the Oil Workers' Unified Federation, which we signed on November 6, 2001, retroactive to September 1, 2001. This collective bargaining agreement will expire on October 31, 2002. On March 6, 2002, we signed a collective bargaining agreement with the maritime employees' union, retroactive to

November 1, 2001, which will expire on October 31, 2002. Our collective bargaining agreements are subject to renewal on an annual basis.

     On October 19, 2001, our oil workers began a five-day strike. The cause of the strike was a dispute over wage increases during the negotiations of the collective bargaining agreement for 2001. This strike caused a drop in oil production of four million barrels for the five-day period. On May 3, 2002, oil workers held a one-day strike, due to a dispute over our profit-sharing proposal, causing no material decrease in oil production. Neither of the strikes affected our average production targets for 2001 or 2002 or our level of oil imports. A labor strike has not caused a material decrease in production since 1995, when a 30-day strike by the oil workers was held to protest the amendment to the Brazilian constitution under which we ceased to be the Brazilian government's exclusive agent in the Brazilian hydrocarbon industry. The strike caused a significant decrease in our production and refining output and led to a substantial increase in the level of our imports.

     We provide approximately 2.7 million hours of annual training to our employees at our training centers (Universidade Corporativa). Despite budget limitations, we have been able to maintain this total number of training hours as a result of improved training processes. We spent approximately U.S.$20.1 million on employee training in 2001, and we intend to spend U.S.$58.0 million on employee training in 2002.

     With the enactment of the Oil Law and the emergence of competitors in the Brazilian oil sector, we have formulated a strategic plan to provide incentives to attract new employees and to retain existing ones. We have also implemented a management improvement plan, which will focus on training our management-level employees to enable them to develop the skills necessary to operate in a free-market economy. As part of our employee incentives, we plan to include more flexible compensation packages, merit-based promotions and, as permitted by Brazilian law, a profit sharing plan with predetermined criteria. Pursuant to this plan, the amount of the profit sharing will be determined by negotiation with the labor unions representing our employees. However, under Brazilian law, the profit sharing plan will be subject to an annual limit equal to 25% of total proposed dividends for the year.

     Our profit sharing distributions to our employees were R$416 million (U.S.$168 million) for 2001, R$307 million (U.S.$159 million) for 2000 and R$89 million (U.S.$49 million) for 1999. At the Annual General Shareholders' Meeting held on March 23, 2001, our shareholders approved a profit sharing distribution to our employees of R$190 million (U.S.$97 million) for the year ended December 31, 2000, which was distributed in May 2001, and our subsidiaries approved profit sharing distributions to their employees of R$20 million (U.S.$10 million) at their annual general shareholders' meeting in March 2001.

Our Pension Fund

     We sponsor a contributory defined benefit pension plan known as PETROS, which covers substantially all of our employees. The principal objective of PETROS has been to supplement the social security pension benefits of our employees, as well as employees of our subsidiaries and affiliates, certain other companies and PETROS itself. Our historical funding policy has been to make annual contributions to the plan in the amount determined by actuarial appraisals. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. We recorded a liability of U.S.$2,088 million in 2001, U.S.$3,308 million in 2000 and U.S.$4,007 million in 1999 for the excess of the actuarial value of our obligation to provide future benefits over the fair value of the plan assets used to satisfy that obligation. See Note 5 to our audited consolidated financial statements.

     We and our actuarial consultants are currently reviewing the basis for estimating our assumed discount rate for our current pension plan in light of the recent development of a secondary bond market in Brazil for high grade long-term government securities. As insufficient evidence was available as of

December 31, 2001 to support a change, we chose not to change discount rate assumptions. In the event the rate of return on these securities (which was 15.5% on December 31, 2001) is deemed to be consistent with the requirements of FAS No. 87, we may adopt a different discount rate assumption in the future. In such event, our obligations to PETROS may be significantly reduced. See Note 14 to our audited consolidated financial statements.

     On May 11, 2001, our board of directors approved the creation of a new mixed benefit plan for existing, active and inactive employees. The new plan, Petrobras VIDA, is designed to attract and retain qualified professionals and to reduce our pension obligations.

     The principal characteristics of the new plan are the following:

     .    migration to the new plan is voluntary;

     . for qualifying active employee participants, the benefits (rights proportional to the time of migration) as calculated by the terms of the old plan will be settled by us with the pension fund. The pension fund will credit the accounts of these participants with a supplementary retirement benefit, guaranteed by us;

     . the benefits paid by PETROS to retirees and pensioners will now be restated according to the IPCA and will no longer be influenced by our changes to active employees' salaries. In the case of participants that choose not to migrate, certain parity rules of the participants' defined benefit will be applicable;

     . we will reduce our contribution to the pension plan from 12.93% to 8% (on average) of the payroll;

     . the plan will have the characteristics of a defined contribution plan for normal plan benefits and will have the characteristics of a defined benefit plan for certain risk benefits. No deficits will occur in the employee's individual account during the employee's accrual period. After provision of the supplementary retirement benefit to the qualifying participants, any deficit in the fund balance will be funded equally by the beneficiaries and by us.

     The Secretaria de Previdencia Complementar (Supplemental Pension Plan Secretariat), the government entity empowered to authorize the creation of pension plans in Brazil, and other relevant authorities, approved the plan on September 20, 2001.

     On November 23, 2001, the Oil Workers Federation, which represents approximately 96.7% of our workers, filed a lawsuit against the Supplemental Pension Plan Secretariat, seeking to prevent the approval of Petrobras VIDA. Although some employees had already opted to migrate to the plan, an injunction was granted on January 10, 2002, which resulted in the suspension of the new plan and prevented us from including any employees under this plan. Therefore, our employees can only currently be enrolled under PETROS.

     If Petrobras VIDA becomes effective, our goal is to migrate existing participants in the PETROS plan to the new plan and permit new employees to participate in the new plan. The actual costs of closing participation in PETROS and migrating participants will depend on the level of migration. We expect that the new plan will be the principal employee benefit plan for our employees, but we cannot assure you that migration will resume. We do not expect that the additional costs of implementing the new plan and migrating employees to the new plan will have a material adverse effect on our financial condition.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     Our capital stock is composed of common shares and preferred shares, all without par value. As of December 31, 2001, there were 634,168,418 outstanding common shares and 451,935,669 outstanding preferred shares as adjusted for the 1 for 100 reverse stock split effective as of May 23, 2000 and approved by our board of directors on April 24, 2000. Under the Brazilian Corporation Law, as amended, the number of non-voting shares of our company may not exceed two-thirds of the total number of shares. The Brazilian government is required by law to own at least a majority of our voting stock and currently owns 55.7% of our common shares, which are our only voting shares. The Brazilian government does not have any special voting rights.

     The following table sets forth information concerning the ownership of our common shares and preferred shares as of March 31, 2002 by the Brazilian government, certain public sector entities and our officers and directors as a group. We are not aware of any other shareholder owning more than 5% of our common shares.

                                                         Common              Preferred
Shareholder                                              Shares       %       Shares        %     Total Shares      %
-----------                                           -----------   -----   -----------   -----   -------------   -----
Brazilian government ..............................   353,314,557    55.7            --      --     353,314,557    32.5
BNDES Participacoes S.A.--BNDESPAR ................    12,789,493     2.0    73,505,873    16.3      86,295,366     7.9
Other Brazilian public sector entities ............       882,951     0.2       339,616     0,0       1,222,567     0.1
All directors and executive officers as a group
(14 persons) ......................................          588      --         1,487      --           2,075      --
Others ............................................   267,180,829    42,1   378,098,138    83.7     645,269,522    59.5
                                                      -----------   -----   -----------   -----   -------------   -----
   Total ..........................................   634,168,418   100.0%  451,935,669   100.0%  1,086,104,087   100.0%
                                                      ===========   =====   ===========   =====   =============   =====

     In August 2000, the Brazilian government sold 180,609,768 of our common shares, reducing its percentage of ownership of our common shares from 84% to the current 55.7%. In July 2001, BNDES sold 41,381,826 of our preferred shares, which constituted its entire holdings of our shares.

     As of April 31, 2002, approximately 35.4% of our preferred shares and approximately 23.7% of our common shares were held of record in the United States. As of December 31, 2001, we had approximately 18,121 record holders of preferred shares, or American Depositary Shares representing preferred shares, and approximately 8,115 record holders of common shares, or American Depositary Shares representing common shares, in the United States.

Related Party Transactions

Board of Directors

     Direct transactions with interested members of our board of directors or our executive officers require the approval of our board of directors. None of the members of our board of directors, our executive officers or close members of their families has had any direct interest in any transaction we effected which is or was unusual in its nature or conditions or significant to our business during the current or the three immediately preceding financial years or during any earlier financial year which remains in any way outstanding or unperformed.

     We have no outstanding loans or guarantees to the members of our board of directors, our executive officers or any close member of their families.

     As of April 31, 2001, the members of our board of directors, our executive officers and close members of their families, as a group, beneficially held a total of 588 of our common shares and 1,487 of our preferred shares. None of the members of our board of directors, our executive officers, or close members of their families holds any options to purchase our common shares or preferred shares.

Brazilian Government and PETROS

     As of December 31, 2001, we had a receivable from the Brazilian government, our controlling shareholder, of U.S.$81 million secured by U.S.$92 million of National Treasury Bonds--Series H issued by the Brazilian government. In addition, between 1991 and 1996 we received privatization currencies and securities from the Brazilian government as consideration for the sale of our shareholdings in certain subsidiaries and affiliates of Petroquisa and Petrofertil.

     On September 11, 1997, the privatization currencies were exchanged for National Treasury Bonds--Series P (Series P bonds) issued by the Brazilian government. Series P bonds are non-transferable, except with the consent of the Brazilian government.

     On July 4, 2001, the Brazilian government created the National Treasury Bonds--Series B (Series B bonds). The Series B bonds are freely transferable and indexed to the IPCA with the terms and interest rate defined by the Finance Ministry.

     On December 28, 2001, we exchanged the Series P bonds held by us for Series B bonds issued by the Brazilian government. The exchange was accounted for at fair value of U.S.$3,239 million, and we recorded a loss of U.S.$1,099 million in the results of our operations for the year. At such time, in accordance with a contract signed between us and PETROS, we transferred the rights on a substantial portion of the Series B bonds to PETROS to increase pension assets.

     As of December 31, 2001, PETROS had lent us U.S.$240 million in project financing loans for the development of the Albacora field.

     PETROS and BNDESPAR, among other investors, have subscribed to shares and debentures issued by special purpose vehicles created as part of the Marlim project financing. BNDESPAR, among other investors, has subscribed to shares issued by a special purpose vehicle created as part of the Pargo, Caropeba, Garoupa and Cherne project financing.

BNDES

     In February 1998, we established an approximately U.S.$380 million program for the issuance of Brazilian debentures to BNDES, guaranteed by Petrobras Gas S.A. and secured by a pledge of assets of Gaspetro. On February 15, 1998, we issued debentures in the amount of approximately U.S.$168.5 million due February 2015, bearing interest at the Taxa de Juros de Longo Prazo, or TJLP interest rate, the Brazilian government's long-term interest rate, plus a margin of 2.5%.

     BNDES, in its role as an economic development bank, is involved with us as a lender and/or co-investor in a number of projects, and will probably continue to be involved in the future.

     Current activities of BNDES related to us include:

     .    investing in the construction of our petrochemical plants;

     .    providing financing for our shipbuilding activities;

     .    providing natural gas and oil field development financing; and

     . providing financing for one or more thermoelectric power projects in which we are an investor.

     Additionally, a number of our directors, including our president, formerly served on BNDES' board of directors.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

     See "Financial Statements" and "Index to Financial Statements."

Legal Proceedings

     We are currently subject to numerous proceedings relating to civil, criminal, administrative, environmental, labor and tax claims, which involve a wide range of issues. Several individual disputes account for a significant part of the total amount of claims against us. Our audited consolidated financial statements only include provisions for probable and reasonably estimable losses and expenses we may incur in connection with pending litigation. As of December 31, 2001, the accruals for contingencies was U.S.$100 million, which we believe to be sufficient to meet probable and reasonably probable losses in the event of unfavorable rulings relating to the legal proceedings in which we are a party. See Note 17(b) to our audited consolidated financial statements.

     Claims against Petrobras, the parent company, which as of December 31, 2001, corresponded to approximately 83% of the total amount of claims against us, have decreased and the amounts paid by us in respect of legal claims in each of the last five years have never exceeded U.S.$27 million, having been consistently immaterial to our results of operations and financial condition. As of December 31, 2001, we estimated that the total amount of claims against us, excluding disputes involving non-monetary claims or claims not reasonably estimable in the current stage of the proceedings, was approximately U.S.$8.7 billion.

     On November 23, 1992, Porto Seguro, a minority shareholder of Petroquisa, brought a lawsuit against us in the State Court of Rio de Janeiro for alleged losses suffered by Petroquisa in connection with the sales of certain of its subsidiaries. A decision was issued on January 14, 1997 holding us liable to Petroquisa for damages in the amount of R$9,062 million (U.S.$3,940 million). The claim is currently before the State Court of Appeals of Rio de Janeiro. We are awaiting the determination of a judgment on the merits. If the court rules against us, an additional amount equal to 5% of the award would be payable to Porto Seguro, as a minority shareholder premium, and an additional amount equal to 20% of the award would be payable to Porto Seguro's attorneys. However, because the award would be payable to Petroquisa and we own 99.0% of the total capital of Petroquisa, we would only be liable for approximately 25% of the judgment amount. We consider the risk of loss with respect to this claim to be remote.

     On January 15, 1986, the Public Ministry of the State of Sao Paulo and the Uniao dos Defensores da Terra (Union for Defense of the Earth), filed a public civil action against us and 23 other companies in the State Court of Sao Paulo for alleged damages caused by pollution. This lawsuit is still in its initial phase. Although the plaintiffs alleged damages of U.S.$89,500 in an initial pleading filed with the Court, the Public Ministry of the State of Sao Paulo has publicly stated that U.S.$800 million will be ultimately required to remedy the alleged environmental damage. We believe that it will be difficult to determine the environmental damage attributable to each defendant and that there is also no legal basis for asserting joint and several liability of the defendants. Therefore, we consider the risk of any material loss with respect to this claim to be remote.

     On May 28, 1981, Kallium Mineracao S.A. brought an action against Petromisa, our former subsidiary, in the Federal Court of the State of Rio de Janeiro alleging damages of R$1,044 million (U.S.$454 million) relating to the rescission of a contract to develop a potassium salt mine. On August

10, 1999, the trial judge dismissed most of the plaintiff's claims and ordered us to indemnify the plaintiff only with respect to the preliminary research expenses it had incurred. Kallium Mineracao S.A. has appealed the decision. If Kallium Mineracao S.A. prevails on appeal, we would be required to pay an additional amount of 10% of any judgment to cover attorneys' fees.

     On March 18, 1999, Itasul Industria e Comercio de Pescados S.A. brought a civil suit against BR in the state court of Santa Catarina requesting indemnification for alleged losses incurred as a result of BR's reporting the plaintiff's payment default to the government credit agency. The plaintiff maintains that BR's actions prevented it from obtaining any financing to continue its business operations or to meet its contractual duties to third parties. The plaintiff claims losses in the amount of approximately R$1,462 million (U.S.$636 million). The trial court is currently questioning the amount of damages claimed by the plaintiff. BR believes that the likelihood that it will be held liable for the alleged damages is remote. Even in the event that we are held liable, any judgment would be significantly lower than the amount claimed. This lawsuit is currently in the discovery phase.

     We are a defendant in seven labor lawsuits filed with three different state labor courts related to our alleged failure to index salaries in accordance with the official inflation rates published by the Brazilian government during the years 1987, 1989 and 1990. Labor unions in the States of Rio de Janeiro, Sao Paulo and Sergipe have alleged that the failure to apply this indexation to the salaries of certain employees reduced the income of the relevant employees and unjustly deprived them of amounts which would have accrued in relation to salaries earned during the relevant years. The lawsuits are each at different stages of the litigation process, including the appeal stage. Based upon our previous victories in similar actions, we believe that the risk that any material judgment will be entered against us is remote. See Note 17(b) to our audited consolidated financial statements.

     Certain independent distributors located throughout Brazil have brought civil claims against us. Collectively, these claims total approximately R$1,043 million (U.S.$453 million) and aim at the restitution of the Imposto sobre Circulacao de Mercadorias e Servicos (state value-added tax, or ICMS) retained from such distributors and collected by us in favor of many states, plus damages. We believe these taxes were properly collected and represent valid state value-added tax credits. However, in connection with these claims, approximately R$76 million (U.S.$33 million) in injunctive relief was declared against us in various local courts and seized from our accounts in several jurisdictions in anticipation of favorable judgments for the distributors. Upon appeal, these rulings were subsequently overruled and all amounts have been returned to us.

     On August 8, 1993, Industria Bahiana de Adubos, Importacao e Exportacao Ltda. filed a lawsuit against us in the State Court of Bahia claiming approximately R$290 million (U.S.$126 million) in damages. The plaintiff claims that our refusal to sell fertilizers to the plaintiff harmed its financial condition and, ultimately, caused its bankruptcy. We obtained a favorable decision in the lower courts. On August 31, 1999, the plaintiff appealed to the Superior Tribunal de Justica (Brazilian Superior Court of Justice). We consider the risk of loss with respect to this lawsuit to be remote.

     The tax authority of the State of Sao Paulo filed legal proceedings against us alleging that we improperly claimed certain credits relating to the collection of the ICMS on interstate sales of naphtha. The approximate aggregate amount of these claims is R$212.22 million (U.S.$92.3 million). We cannot give assurance that the final decision would be favorable to us, but even in the case we lose, we do not believe that the condemnation would have a material adverse effect on us.

     We have been the defendant in a number of civil, administrative and criminal proceedings related to environmental damages caused by significant oil spills. Since January 2000, these spills caused the release of approximately 1,833 million gallons of crude oil and 103,000 gallons of naphtha into various waterways. If found guilty of environmental crimes, we could be required to pay fines, perform community service or have our rights restricted. We cannot predict whether additional proceedings will result from any of those spills and what costs we might incur. For a description of existing environmental lawsuits, see Item 4 "Information on the Company--Environmental Liabilities."

     For a description of the lawsuit relating to the migration of employees from PETROS to the new pension plan, see Item 6 "Directors, Senior Management and Employees--Employees and Labor Relations--Our Pension Fund."

Dividend Distribution

     For our policy on mandatory dividend distribution see Item 10 "Additional Information--Memorandum and Articles of Incorporation--Payment of Dividends and Interest on Shareholders' Equity."

ITEM 9. THE OFFER AND LISTING

Price Information

     The tables below set forth reported high and low closing sale prices in Reais per common and preferred share and the reported average daily trading volume in common and preferred shares on the Sao Paulo Stock Exchange for the periods indicated. The table also sets forth prices in U.S. dollars per common and preferred share at the commercial market rate for the purchase of U.S. dollars, as reported by the Central Bank of Brazil, for each of the dates of such quotations. See Item 3 "Key Information--Selected Financial Data--Exchange Rates" for information with respect to exchange rates applicable during the periods set forth below and for a description of the commercial market rate as compared to other rates.

                       Reais per     U.S. Dollars per
                     Common Share      Common Share      Average Number
                     -------------   ----------------   of Common Shares
                     High     Low      High     Low      Traded per Day
                     -----   -----     -----   -----    ----------------
1996 .............   12.50    4.05     12.03    4.17         53,200
1997 .............   27.30   12.64     25.22   12.15        129,500
1998 .............   23.50    5.60     20.60    4.75         78,800
1999 .............   40.00    4.90     22.24    3.31        311,700
2000 .............   60.39   33.40     33.21   18.60        484,900

1999:
First Quarter ....   19.00    4.90     11.05    3.34        270,805
Second Quarter ...   19.90   15.40     11.83    8.89        338,652
Third Quarter ....   23.50   16.50     12.21    8.67        281,219
Fourth Quarter ...   40.00   22.00     22.13   11.36        371,492

2000:
First Quarter ....   45.70   33.40     26.23   18.57        229,748
Second Quarter ...   52.98   35.40     29.33   19.12        218,924
Third Quarter ....   60.39   44.80     33.21   24.94        876,543
Fourth Quarter ...   57.70   47.42     30.77   24.23        571,600


2000:
December .........   51.50   47.42     26.26   24.23        528,400

2001:
First Quarter ....   59.40   49.61     29.02   25.56        449,267
Second Quarter ...   70.15   49.30     29.74   22.86        340,600
Third Quarter ....   60.80   49.75     24.93   18.29        329,700
Fourth Quarter ...   57.00   47.50     22.39   19.64        395,100

2002:

                       Reais per     U.S. Dollars per
                     Common Share      Common Share      Average Number
                     -------------   ----------------   of Common Shares
                      High    Low       High    Low      Traded per Day
                     -----   -----     -----   -----    ----------------
January ..........   53.80   48.90     23.40   20.11         254,300
February .........   59.20   48.90     24.68   19.88         324,300
March ............   62.15   57.11     26.17   23.19         404,200
April ............   62.40   57.50     26.85   24.35         788,340
May ..............   60.00   56.53     24.64   21.82         939,861

                        Reais per      U.S. Dollar per
                     Preferred Share   Preferred Share   Average Number of
                     ---------------   ---------------   Preferred Shares
                       High    Low       High    Low      Traded per Day
                      -----   -----     -----   -----    -----------------
1996 .............    16.55    8.50     15.93    8.74        1,102,500
1997 .............    33.50   16.40     30.94   15.78        1,454,600
1998 .............    29.50    9.80     25.88    8.31        1,895,800
1999 .............    46.00   10.02     25.58    6.01        1,780,900
2000 .............    57.70   40.00     31.73   22.34        1,196,700

1999:
First Quarter ....    23.70   10.02     13.72    6.01        2,501,600
Second Quarter ...    27.80   22.69     16.74   12.96        1,982,000
Third Quarter ....    30.80   23.32     16.25   12.42        1,381,400
Fourth Quarter ...    46.00   27.80     25.58   13.99        1,208,800

2000:
First Quarter ....    51.19   40.80     29.53   22.88          921,700
Second Quarter ...    54.50   40.00     30.22   22.34        1,071,400
Third Quarter ....    57.70   45.14     31.73   25.13        1,603,900
Fourth Quarter ...    53.64   44.60     28.76   22.66        1,174,300

2000:
December .........    47.79   44.60     24.37   22.66        1,239,800

2001:
First Quarter ....    58.21   46.18     29.27   21.37        1,102,067
Second Quarter ...    62.11   44.94     26.33   20.66          933,400
Third Quarter ....    58.00   49.00     22.69   17.92        1,067,200
Fourth Quarter ...    55.01   45.80     22.10   18.10        1,206,400

2002:
January ..........    52.40   46.97     22.52   19.57          782,400
February .........    56.20   47.56     23.79   19.34        1,057,400
March ............    60.30   56.20     25.73   23.87        1,064,300
April ............    59.01   54.18     25.37   22.94        1,027,300
May ..............    56.30   51.68     23.27   20.71          782,500

     The tables below set forth the reported high and low closing sale prices per common and preferred share and the reported average daily trading volume in common and preferred shares on the New York Stock Exchange for the periods indicated.

                       Reais per     U.S. dollars per
                     Common Share      Common Share     Average Number of
                     -------------   ----------------     Common Shares
                     High     Low      High    Low       Traded per Day
                     -----   -----    -----   -----     -----------------
2000:
Fourth Quarter ...   59.19   47.85    31.81   24.31          858,987

2000:
December .........   51.72   47.85    26.38   24.31          978,675

2001:
First Quarter ....   60.25   49.98    30.06   23.20        1,071,700
Second Quarter ...   69.46   49.40    29.45   22.80          943,100
Third Quarter ....   61.47   49.39    25.30   18.14          745,427
Fourth Quarter ...   57.48   47.57    23.30   18.70          597,123

2002:
January ..........   53.99   48.69    23.37   20.20          798,248
February .........   57.78   49.02    24.50   20.00          990,353
March ............   63.58   58.37    27.10   23.19        1,110,895
April ............   63.48   57.84    24.30   24.60          788,340
May ..............   60.60   54.33    24.74   21.78          939,860

                        Reais per      U.S. dollars per
                     Preferred Share    Preferred Share   Average Number of
                     ---------------   ----------------   Preferred Shares
                      High     Low       High     Low     Traded per Day
                      -----   -----      -----   -----    -----------------
2001:
March ............    57.71   45.50      28.30   21.05         418,709
Second Quarter ...    62.05   44.76      26.31   20.73         330,659
Third Quarter ....    57.93   48.54      23.06   17.83         856,864
Fourth Quarter ...    56.65   45.03      22.49   17.70         465,603

2002:
January ..........    52.82   47.51      22.70   19.62         412,890
February .........    56.57   47.80      23.93   19.58         370,879
March ............    60.81   55.76      25.95   23.79         484,335
April ............    59.99   54.32      25.88   23.01         580,800
May ..............    56.65   51.38      23.48   20.60         512,164

Markets

     In 2000, the Brazilian stock exchanges entered into memoranda of understanding to reorganize the Brazilian stock exchanges. Pursuant to the memoranda, all securities are now traded only on the Sao Paulo Stock Exchange, with the exception of electronically traded public debt securities. Privatization auctions are conducted on the Rio de Janeiro Stock Exchange. In 2001, the Sao Paulo Stock Exchange accounted for 100% of the trading value of equity securities on all Brazilian stock exchanges.

     If you were to trade in our common or preferred shares on the Sao Paulo Stock Exchange, your trade would settle in three business days after the trade without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of the clearinghouse, or Companhia Brasileira de Liquidacao e Custodia, known as CBLC.

     The Sao Paulo Stock Exchange is a nonprofit entity owned by its member brokerage firms. Trading on each exchange is limited to member brokerage firms and a number of authorized nonmembers. The Sao Paulo Stock Exchange has two open outcry trading sessions each day from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 6:00 p.m. Brazil local time, except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m. Brazil local time, to closely mirror New York Stock Exchange trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between

10:00 a.m. and 5:00 p.m. during daylight savings time in the United States on an automated system known as the Sistema de Negociacao Assistida por Computador (Computer Assisted Trading System) on the Sao Paulo Stock Exchange. The Sao Paulo Stock Exchange also permits trading from 6:30 p.m. to 7:30 p.m. (or from 5:45 p.m. to 7:00 p.m. during daylight savings time in the United States) on an online system connected to traditional and internet brokers called the "After Market." Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. There are no specialists or officially recognized market makers for our shares.

     In order to better control volatility, the Sao Paulo Stock Exchange adopted a "circuit breaker" system pursuant to which trading sessions may be suspended for a period of thirty minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

     The Sao Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world. As of April 30, 2002, the aggregate market capitalization of the 412 companies listed on the Sao Paulo Stock Exchange was approximately U.S.$189.4 billion and the ten largest companies listed on the Sao Paulo Stock Exchange represented approximately 47.2% of the total market capitalization of all listed companies. All the outstanding shares of an exchange-listed company may trade on the Sao Paulo Stock Exchange, but in most cases, less than half of the listed shares are actually available for trading by the public. The remainder is held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of April 30, 2002, we accounted for 13.8% of the market capitalization of all listed companies on the Sao Paulo Stock Exchange.

     Trading on the Sao Paulo Stock Exchange by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes (a "non-Brazilian holder") is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on the Sao Paulo Stock Exchange in accordance with the requirements of Resolution No. 2,689 of January 26, 2000 of the National Monetary Council. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank of Brazil and the CVM. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction. See Item 10 "Additional Information--Exchange Controls" and "Taxation--Brazilian Tax Considerations--Taxation of Gains" for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

Regulation of the Brazilian Securities Markets

     The Brazilian securities markets are principally governed by Law No. 6,385 of December 7, 1976, and the Brazilian Corporation Law, each as amended and supplemented, and by regulations issued by the CVM, which has regulatory authority over the stock exchanges and securities markets generally, the National Monetary Council, and the Central Bank of Brazil, which has licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation and protection of minority shareholders. They also provide for licensing and oversight of brokerage firms and governance of the Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets.

     Under the Brazilian Corporation Law, a company is either public (companhia aberta), such as we are, or privately held (companhia fechada). All public companies, including us, are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded on the Brazilian stock exchanges or in the Brazilian over-the-counter market. Our common shares are listed and traded on the Sao Paulo Stock Exchange and may also be traded privately subject to some limitations.

     To be listed on the Sao Paulo Stock Exchange, a company must apply for registration with the CVM and the Sao Paulo Stock Exchange.

     We have the option to ask that trading in our securities on the Sao Paulo Stock Exchange be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of the Sao Paulo Stock Exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquiries by the CVM or the Sao Paulo Stock Exchange.

     The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a public company to be traded in this market. The CVM requires that it be given notice of all trades carried out in the Brazilian over-the-counter market by the intermediaries.

     Trading on the Sao Paulo Stock Exchange by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the common shares underlying the ADSs must, on behalf of the depositary for the ADSs, register with the Central Bank of Brazil to remit U.S. dollars abroad for payments of dividends, any other cash distributions or upon the disposition of the shares and sales proceeds. In the event that a holder of ADSs exchanges ADSs for common shares, the holder will be entitled to continue to rely on the custodian's registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of the common shares or distributions relating to the common shares, unless the holder obtains a new registration. See Item 10 "Additional Information--Exchange Controls."

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Incorporation

General

     We are a publicly traded company duly registered with the CVM under No. 951-2. Article 3 of our by-laws establishes our corporate purposes as research, prospecting, extraction, processing, trade and transportation of crude oil from wells, shale and other rocks, of its derivatives, natural gas and other fluid hydrocarbons, as well as other related or similar activities, such as activities connected with energy, including research, development, production, transportation, distribution, sale and trade of all forms of energy, as well as other related or similar activities. We may conduct outside Brazil, directly or through our subsidiaries, any of the activities within our corporate purpose.

Qualification of Directors

     Brazilian law provides that only shareholders of a company may be appointed to its board of directors, but there is no minimum share ownership or residency requirement for qualification as a director. According to our by-laws, the members of our board of executive officers must be Brazilian nationals and resident in Brazil. Our directors and executive officers are prevented from voting on any transaction involving companies in which they hold more than 10% of the total capital stock or of which they have held a management position in the period immediately prior to the installation of our senior management.

Allocation of Net Income

     At each annual general shareholders' meeting, our board of directors is required to recommend how net profits for the preceding fiscal year are to be allocated. The Brazilian Corporation Law defines net profits as net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees' and management's participation in our profits. In accordance with the Brazilian Corporation Law, the amounts available for dividend distribution or payment of interest on shareholders' equity equals net profits less any amounts allocated from such net profits to the legal reserve.

     We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our capital. The legal reserve can only be used to offset losses or to increase our capital.

     As long as we are able to make the minimum mandatory distribution described below, we must allocate an amount equivalent to 0.5% of subscribed and fully paid-in capital at year-end to a statutory reserve. The reserve is used to fund the costs of research and technological development programs. The accumulated balance of this reserve cannot exceed 5% of the subscribed and fully paid-in capital stock.

     Brazilian law also provides for three discretionary allocations of net profits that are subject to approval by the shareholders at the annual general shareholders' meeting, as follows:

     . first, a percentage of net profits may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the reasons justifying the reserve cease to exist, or written off in the event that the anticipated loss occurs;

     . second, if the mandatorily distributable amount exceeds the sum of realized net profits in a given year, this excess may be allocated to an unrealized revenue reserve. The Brazilian Corporation Law defines realized net profits as the amount of net profits that exceeds the net positive result of equity adjustments and profits or revenues from operations whose financial results take place after the end of the next succeeding fiscal year; and

     . third, a portion of our net profits that exceeds the minimum mandatory distribution may be allocated to fund working capital needs and investment projects, as long as such allocation is based on a capital budget previously approved by our shareholders. Capital budgets for more than one year must be revised at each annual shareholders' meeting. After completion of the relevant capital projects, we may retain the allocation until our shareholders vote to transfer all or a portion of the reserve to capital or retained earnings.

Mandatory Distribution

     The by-laws of a Brazilian corporation may specify a minimum percentage of the amounts available for distribution by such corporation for each fiscal year that must be distributed to shareholders as dividends or interest on shareholders' equity, also known as the mandatory distributable amount. Under our by-laws, the mandatory distributable amount has been fixed at an amount equal to not less than 25% of our net profits, after the allocations to the legal reserve, contingency reserve and unrealized revenue reserve. Furthermore, the net profits that are not allocated to the reserves above to fund working capital needs and investment projects as described above or to the statutory reserve must be distributed to our shareholders as dividends or interest on shareholders' equity.

     The Brazilian Corporation Law, however, permits a publicly held company, such as us, to suspend the mandatory distribution if the board of directors and the audit committee report to the annual general shareholders' meeting that the distribution would be inadvisable in view of the company's financial condition. The suspension is subject to approval of holders of common shares. In this case, the board of directors must file a justification for such suspension with the CVM. Profits not distributed by virtue of the suspension mentioned above shall be allocated to a special reserve and, if not absorbed by subsequent losses, shall be distributed as soon as the financial condition of the company permits such payments.

Payment of Dividends and Interest on Shareholders' Equity

     We are required by the Brazilian Corporation Law and by our by-laws to hold an annual general shareholders' meeting by the fourth month after the end of each fiscal year at which, among other things, the shareholders have to decide on the payment of an annual dividend. The payment of annual dividends is based on the financial statements prepared for the relevant fiscal year.

     Law No. 9,249 of December 26, 1995, as amended, provides for distribution of interest attributed to shareholders' equity to shareholders as an alternative form of distribution. Such interest is limited to the daily pro rata variation of the TJLP. We may treat these payments as a deductible expense for corporate income tax and social contribution purposes, but the deduction cannot exceed the greater of:

     . 50% of net income (before taking into account such distribution and any deductions for income taxes and after taking into account any deductions for social contributions on net profits) for the period in respect of which the payment is made; or

     .    50% of retained earnings.

     Any payment of interest on shareholders' equity to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15% or 25%. The 25% rate applies if the beneficiary is resident in a tax haven. See "Brazilian Tax Considerations." The amount paid to shareholders as interest attributed to shareholders' equity, net of any withholding tax, may be included as part of any mandatory distribution of dividends.

     Under the Brazilian Corporation Law and our by-laws, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholders' resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. The amounts of dividends due our shareholders are subject to financial charges at the SELIC rate (an interest rate applicable to certain Brazilian government securities) from the end of each fiscal year through the date we actually pay such dividends. Shareholders have a three-year period from the dividend payment date to claim dividends or interest payments with respect to their shares, after which the amount of the unclaimed dividends reverts to us.

     Our preferred shares are entitled to priority in the distribution of the greater of a 5% minimal dividend, calculated over the part of our capital stock represented by the preferred shares, or 3% of the share book value with a participation equal to the common shares in corporate capital increases obtained from the incorporation of reserves and profits.

     Our board of directors may distribute dividends or pay interest based on the profits reported in interim financial statements. The amount of interim dividends distributed cannot exceed the amount of our capital reserves.

Shareholders' Meetings

     Our shareholders have the power to decide on any matters related to our corporate purposes and to pass any resolutions they deem necessary for our protection and development, through voting at a general shareholders' meeting.

     We convene our shareholders' meetings by publishing a notice in the Diario Oficial da Uniao (Official Gazette), Jornal do Commercio, Gazeta Mercantil and Valor Economico. The notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled meeting date. The notice must contain the meeting's agenda and, in the case of a proposed amendment to the by-laws, an indication of the subject matter. For ADS holders, we are required to provide notice to the ADS depositary at least 30 calendar days prior to a shareholders' meeting.

     The board of directors or, in some specific situations set forth in the Brazilian Corporation Law, the shareholders, call our general shareholders' meetings. A shareholder may be represented at a general shareholders' meeting by an attorney-in-fact so long as the attorney-in-fact was appointed within a year of the meeting. The attorney-in-fact must be a shareholder, a member of our management, a lawyer or a financial institution. The attorney-in-fact's Power of Attorney must comply with certain formalities set forth by Brazilian law.

     In order for a valid action to be taken at a shareholders' meeting, shareholders representing at least one quarter of our issued and outstanding common shares must be present at the meeting. However, in the case of a general meeting to amend our by-laws, shareholders representing at least two-thirds of our issued and outstanding common shares must be present. If no such quorum is present, the board may call a second meeting giving at least eight calendar days notice prior to the scheduled meeting in accordance with the rules of publication described above. The quorum requirements will not apply to the second meeting, subject to the voting requirements for certain matters described below.

Voting Rights

     Pursuant to the Brazilian Corporation Law and our by-laws, each of our common shares carries the right to vote at a general meeting of shareholders. Preferred shares generally do not confer voting rights, except as described below. We may not restrain or deny the voting rights without the consent of the majority of the shares affected.

     Holders of common shares, voting at a general shareholders' meeting, have the exclusive power to:

     .    amend our by-laws;

     . approve any capital increase beyond the amount of the authorized capital;

     .    approve any capital reduction;

     . approve the appraisal of any assets used by a shareholder to subscribe for our shares;

     . elect or dismiss members of our board of directors and audit committee, subject to the right of our preferred shareholders to elect or dismiss one member of our board of directors and of our audit committee;

     . receive the yearly financial statements prepared by our management and accept or reject management's financial statements, including the allocation of net profits for payment of the mandatory dividend and allocation to the various reserve accounts;

     . authorize the issuance of debentures, except for the issuance of non-convertible unsecured debentures, which may be approved by our board of directors;

     . suspend the rights of a shareholder who has not fulfilled the obligations imposed by law or by our by-laws;

     . accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of capital stock;

     . pass resolutions to approve corporate restructurings, such as mergers, spin-offs and transformation into another type of company;

     .    participate in a centralized group of companies;

     .    approve the disposal of the control of our subsidiaries;

     . approve the disposal of convertible debentures issued by our subsidiaries and held by us;

     .    establish the compensation of our senior management;

     . approve the cancellation of our registration as a publicly-traded company;

     .    decide on our dissolution or liquidation;

     . waive the right to subscribe to shares or convertible debentures issued by our subsidiaries or affiliates; and

     . choose a specialized company to work out the appraisal of our shares by economic value, in cases of the canceling of our registry as a publicly-traded company or deviation from the standard rules of corporate governance defined by the Sao Paulo Stock Exchange, in order to comply with such corporate governance rules and with contracts that may be executed by us and such stock exchange.

     Except as otherwise provided by law, resolutions of a general shareholders' meeting are passed by a simple majority vote by holders of our common shares. Abstentions are not taken into account.

     The approval of holders of at least one-half of the issued and outstanding common shares is required for the following actions involving our company:

     .    reduction of the mandatory dividend distribution;

     . merger into another company or consolidation with another company, subject to the conditions set forth in the Brazilian Corporation Law;

     . participation in a centralized group of companies as defined under the Brazilian Corporation Law and subject to the conditions set forth therein;

     .    change of our corporate purpose;

     .    cessation of the state of liquidation;

     . spin-off of a portion of our company, subject to the conditions set forth in the Brazilian Corporation Law;

     . transfer of all our shares to another company or receipt of shares of another company in order to make the company whose shares are transferred a wholly owned subsidiary of such company, known as incorporacao de acoes; and

     .    approval of our liquidation.

     According to the Brazilian Corporation Law, the approval of the holders of a majority of the outstanding adversely affected preferred shares at a special meeting, as well as shareholders representing at least one-half of the issued and outstanding common shares is required for the following actions:

     . creation of preferred shares or increase in the existing classes of preferred shares, without preserving the proportions to any other class of preferred shares, except as set forth in or authorized by the company's by-laws;

     . change in the preferences, privileges or redemption or amortization conditions of any class of preferred shares; and

     . creation of a new class of preferred shares entitled to more favorable conditions than the existing classes.

     Decisions on our transformation into another type of company requires the unanimous approval of our shareholders, including the preferred shareholders.

     Our preferred shares will acquire voting rights if we fail to pay the minimum dividend to which such shares are entitled for three consecutive fiscal years. The voting right shall continue until payment has been made. Preferred shareholders also obtain the right to vote if we enter into a liquidation process. Preferred shareholders that hold a minimum number of shares have the right to appoint one member to our board of directors and to our audit committee. Preferred shareholders are not entitled to vote on any other matter.

     Under Brazilian Corporation Law, shareholders representing at least 10% of the company's voting capital have the right to demand that a multiple voting procedure be adopted to entitle each common share to as many votes as there are board members and to give each common share the right to vote cumulatively for only one candidate or to distribute its votes among several candidates.

     Furthermore, according to our by-laws, common shareholders have the right to appoint and/or dismiss one member to or from our board of directors. Minority common shareholders holding at least 10% of our voting capital also have the right to appoint or dismiss one member to or from our audit committee.

     Preferred shareholders holding, individually or as a group, 10% of our total capital have the right to appoint and/or dismiss one member to or from our board of directors. Preferred shareholders have the right to separately appoint and/or dismiss one member to or from our audit committee.

     Our by-laws provide that, independently from the exercise of the rights above granted to minority shareholders, the Federal Government always has the right to appoint the majority of our directors.

Preemptive Rights

     Pursuant to the Brazilian Corporation Law, each of our shareholders has a general preemptive right to subscribe for shares or securities convertible into shares in any capital increase, in proportion to the number of shares held by them. In the event of a capital increase that would maintain or increase the proportion of capital represented by the preferred shares, holders of preferred shares would have preemptive rights to subscribe to newly issued preferred shares only. In the event of a capital increase that would reduce the proportion of capital represented by the preferred shares, holders of preferred shares would have preemptive rights to subscribe to any new preferred shares in proportion to the number of shares held by them, and to common shares only to the extent necessary to prevent dilution of their interests in our total capital.

     A period of at least 30 days following the publication of notice of the issuance of securities convertible into shares is allowed for exercise of the right, and the right is negotiable. According to our by-laws, our board of directors may eliminate preemptive rights or reduce the exercise period in connection with a public exchange made to acquire control of another company or in connection with a public offering of shares or securities convertible into shares.

     In the event of a capital increase by means of the issuance of new shares, holders of ADSs, of common or preferred shares, would have, except under circumstances described above, preemptive rights to subscribe for any class of our newly issued shares. However, you may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. See Item 3 "Key Information--Risk Factors--Risks Relating to our Equity and Debt Securities."

Redemption and Rights of Withdrawal

     Brazilian law provides that, under limited circumstances, a shareholder has the right to withdraw his or her equity interest from the company and to receive payment for the portion of shareholder's equity attributable to his or her equity interest.

     This right of withdrawal may be exercised by the holders of the adversely affected common or preferred shares in the event that we decide:

     . to create preferred shares or to increase the existing classes of preferred shares, without preserving the proportions to any other class of preferred shares, except as set forth in or authorized by our by-laws; or

     . to change the preferences, privileges or redemption or amortization conditions of any class of preferred shares or to create a new class of preferred shares entitled to more favorable conditions than the existing classes or types of shares.

     Holders of our common shares may exercise their right of withdrawal in the event we decide:

     . to merge into another company or to consolidate with another company, subject to the conditions set forth in the Brazilian Corporation Law; or

     . to participate in a centralized group of companies as defined under the Brazilian Corporation Law and subject to the conditions set forth therein.

     The right of withdrawal may also be exercised by our dissenting shareholders in the event we decide:

     .    to reduce the mandatory distribution of dividends;

     .    to change our corporate purposes;

     . to spin-off a portion of our company, subject to the conditions set forth in the Brazilian Corporation Law;

     . to transfer all of our shares to another company or to receive shares of another company in order to make the company whose shares are transferred a wholly-owned subsidiary of our company, known as incorporacao de acoes; or

     . to acquire control of another company at a price which exceeds the limits set forth in the Brazilian Corporation Law, subject to the conditions set forth in the Brazilian Corporation Law.

     This right of withdrawal may also be exercised in the event that the entity resulting from a merger, incorporacao de acoes, as described above or consolidation or spin-off of a listed company fails to become a listed company within 120 days of the shareholders' meeting at which such decision was taken.

     Any redemption of shares arising out of the exercise of such withdrawal rights would be made based on the book value per share, determined on the basis of the last balance sheet approved by our shareholders. However, if a shareholders' meeting giving rise to redemption rights occurred more than 60 days after the date of the last approved balance sheet, a shareholder would be entitled to demand that his or her shares be valued on the basis of a new balance sheet dated within 60 days of such shareholders' meeting. The right of withdrawal lapses 30 days after publication of the minutes of the shareholders' meeting that approved the corporate actions described above. We would be entitled to reconsider any action giving rise to withdrawal rights within 10 days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

Other Shareholders' Rights

     According to the Brazilian Corporation Law, neither a company's by-laws nor actions taken at a general meeting of shareholders may deprive a shareholder of some specific rights, such as:

     .    the right to participate in the distribution of profits;

     . the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;

     . the right to supervise the management of the corporate business as specified in the Brazilian Corporation Law;

     . the right to preemptive rights in the event of a subscription of shares, debentures convertible into shares or subscription bonuses (other than with respect to a public offering of such securities, as may be set out in the by-laws); and

     . the right to withdraw from the company in the cases specified in the Brazilian Corporation Law.

Liquidation

     In the event of a liquidation, holders of preferred shares are entitled to receive, prior to any distribution to holders of common shares, an amount equal to the paid-in capital with respect to the preferred shares.

Conversion Rights

     According to our by-laws, our common shares are not convertible into preferred shares, nor are preferred shares convertible into common shares.

Liability of Our Shareholders for Further Capital Calls

     Neither Brazilian law nor our by-laws provide for capital calls. Our shareholders' liability for capital calls is limited to the payment of the issue price of the shares subscribed or acquired.

Form and Transfer

     Our shares are registered in book-entry form and we have hired Banco Itau to perform all the services of safe-keeping and transfer of shares. To make the transfer, Banco Itau makes an entry in the register, debits the share account of the transferor and credits the share account of the transferee.

     Our shareholders may choose, at their individual discretion, to hold their shares through CBLC. Shares are added to the CBLC system through Brazilian institutions which have clearing accounts with the CBLC. Our shareholder registry indicates which shares are listed on the CBLC system. Each participating shareholder is in turn registered in a registry of beneficial shareholders maintained by the CBLC and is treated in the same manner as our registered shareholders.

Dispute Resolution

     Our by-laws provide for mandatory dispute resolution through arbitration, in accordance with the rules of the Camara de Arbitragem do Mercado (Market Arbitration Chamber), with respect to any dispute regarding us, our shareholders, the officers, directors and auditing committee members and involving the provisions of the Brazilian Corporation Law, our by-laws, the rules of the National Monetary Council, the Central Bank of Brazil and the CVM or any other capital markets legislation, including the provisions of any agreement entered into by us with any stock exchange or over-the-counter entity registered with the CVM, relating to adoption of differentiated corporate governance practices.

     However, decisions of the Brazilian government, as exercised through voting in any general shareholders' meeting, are not subject to this arbitration proceeding, in accordance with Article 238 of the Brazilian Corporation Law.

Self-dealing Restrictions

     Our controlling shareholder, the Brazilian government, and the members of our board of directors, board of executive officers and audit committee are required, in accordance with our by-laws, to:

     . refrain from dealing with our securities either in the one-month period prior to any fiscal year-end, up to the date when our financials are published, or in the period between any corporate decision to raise or reduce our stock capital, to distribute dividends or stock, and to issue any security, up to the date when the respective public releases are published; and

     . communicate to us and to the stock exchange their periodical dealing plans with respect to our securities, if any, including any change or default in these plans. If the communication is an investment or divestment plan, the frequency and planned quantities must be included.

Restrictions on Non-Brazilian Holders

     Non-Brazilian holders face no legal restrictions on the ownership of our common or preferred shares or of ADSs based on our common or preferred shares, and are entitled to all the rights and preferences of such common or preferred shares, as the case may be.

     However, the ability to convert dividend payments and proceeds from the sale of common or preferred shares or preemptive rights into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Central Bank of Brazil. Nonetheless, any non-Brazilian holder who registers with the CVM in accordance with Resolution No. 2,689 may buy and sell securities on the Sao Paulo Stock Exchange without obtaining a separate certificate of registration for each transaction.

     In addition, Annex V to Resolution No. 1,289 of the National Monetary Council, as amended, known as Annex V Regulations, allows Brazilian companies to issue depositary receipts in foreign exchange markets. We currently have an ADR program for our preferred shares duly registered with the CVM and the Central Bank of Brazil. The proceeds from the sale of ADSs by holders outside Brazil are free of Brazilian foreign investment controls.

Transfer of Control

     According to Brazilian law and our by-laws, the Brazilian government is required to own at least the majority of our voting shares. Therefore, any change in our control would require a change in the applicable legislation.

Disclosure of Shareholder Ownership

     Brazilian regulations require that any person or group of persons representing the same interest that has directly or indirectly acquired or sold an interest corresponding to 5% of the total number of shares of any type or class must disclose its share ownership or divestment to the CVM and the Sao Paulo Stock Exchange. In addition, a statement containing the required information must be published in the newspapers. Any subsequent increase or decrease by 5% or more in ownership of shares of any type or class must be similarly disclosed.

Material Contracts

Concession Agreements with the ANP

     As provided in the Oil Law, we were granted the exclusive right, for a period of 27 years from the declaration of commercial feasibility, to exploit the crude oil reserves in all fields where we had previously commenced production. Additionally, the Oil Law established a procedural framework for us to claim exclusive exploratory and, in case of drilling success, development rights for a period of up to three years with respect to areas where we could demonstrate that we had "established prospects." To perfect our claim to explore and develop these areas, we had to demonstrate that we had the requisite financial capacity to carry out these activities, either alone or through cooperative arrangements.

     On August 6, 1998, we signed concession contracts with the ANP relating to 397 areas, consisting of 231 production areas, 115 exploration areas and 51 development areas. In May 1999, we relinquished 26 exploratory areas out of the 115 initially granted to us by the ANP, and obtained an extension of our exclusive exploration period from three to five years with respect to 34 exploration areas aggregating 44.0 million acres (178,033 square kilometers) and from three to six years with respect to two exploration areas aggregating 7.3 million acres (29,415 square kilometers).

     The concessions not awarded to us by the ANP have been, and will continue to be, awarded through public auctions conducted by the ANP. In the three auctions conducted thus far, we acquired interests in 28 exploration areas. See
Item 4 "Information on the Company--Exploration, Development and
Production--sExploration and Development Activities--Exploration Bidding
Rounds."

     Under our concession agreements with the ANP we are required to pay the Brazilian government the following:

     .    signature bonuses;

     .    royalties;

     .    special participation taxes; and

     .    rentals for the occupation or retention of areas.

     The minimum signature bonuses are published in the bidding rules for the concessions being auctioned, but the actual amount is based on the amount of the winning bid and has to be paid upon the execution of the concession agreement. The rentals for the occupation and retention of the concession areas are also provided for in the related bidding rules and are payable annually. For a discussion of royalties, special participation tax and rentals, see Item 5 "Operating and Financial Review and Prospects--Effect of Taxes on our Income".

     With respect to onshore fields, the Oil Law also requires us to pay to the owner of the land a special participation fee that varies between 0.5% and 1.0% of the net operating revenues derived from the production of the field.

Natural Gas Purchase and Sale Agreement

     Pursuant to a 1996 commercial contract for the purchase of natural gas between us and the Bolivian state oil company, Yacimientos Petroliferos Fiscales Bolivianos, we are required to purchase from YPFB on a take-or-pay basis specified quantities of natural gas transported through the Bolivia-Brazil pipeline over a 21-year term. We also have a transportation capacity option of 212 Mmscfd (6 Mmcmd), valid for a 40-year term. The transportation capacity option was granted to us in exchange for our investment of approximately U.S.$379 million in the Bolivia-Brazil pipeline.

Exchange Controls

     There are no restrictions on ownership of the common or preferred shares by individuals or legal entities domiciled outside Brazil.

     The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil may be subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments be registered with the Central Bank of Brazil. If any restrictions are imposed on the remittance of foreign capital abroad, they could hinder or prevent CBLC, as custodian for the common and preferred shares represented by the American Depositary Shares, or registered holders who have exchanged American Depositary Shares for common shares or preferred shares, from converting dividends, distributions or the proceeds from any sale of such common shares or preferred shares, as the case may be, into U.S. dollars and remitting the U.S. dollars abroad.

     Foreign investors may register their investment under Law No. 4,131 of September 3, 1962 or Resolution No. 2,689. Registration under Resolution No. 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven, as defined by Brazilian tax laws. See "Brazilian Tax Considerations."

     Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

     Under Resolution No. 2,689, a foreign investor must:

     . appoint at least one representative in Brazil, with powers to perform actions relating to its investment;

     .    appoint an authorized custodian in Brazil for its investments;

     .    register as a foreign investor with the CVM; and

     .    register its foreign investment with the Central Bank of Brazil.

     Securities and other financial assets held by a Resolution No. 2,689 investor must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank of Brazil or the CVM. In addition, any transfer of securities held under Resolution No. 2,689 must be carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization or occurring upon the death of an investor by operation of law or will.

     Holders of American Depositary Shares who have not registered their investment with the Central Bank of Brazil could be adversely affected by delays in, or refusals to grant, any required government approval for conversions of payments made in Reais and remittances abroad of these converted amounts.

     Annex V Regulations provide for the issuance of depositary receipts in foreign markets with respect to shares of Brazilian issuers. The depositary of the ADSs has obtained from the Central Bank of Brazil an electronic certificate of registration with respect to our existing ADR program. Pursuant to the registration, the custodian and the depositary will be able to convert dividends and other distributions with respect to the relevant shares represented by ADSs into foreign currency and to remit the proceeds outside Brazil. Following the closing of an international offering, the electronic certificate of registration will be amended by the depositary with respect to the ADSs sold in the international offering and will be maintained by the Brazilian custodian for the relevant shares on behalf of the depositary.

     In the event that a holder of ADSs exchanges such ADSs for the underlying shares, the holder will be entitled to continue to rely on such electronic registration for five business days after the exchange. Thereafter, unless the relevant shares are held pursuant to Resolution No. 2,689 by a duly registered investor, or a holder of the relevant shares applies for and obtains a new certificate of registration from the Central Bank of Brazil, the holder may not be able to convert into foreign currency and to remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the relevant shares, and the holder, if not registered under Resolution No. 2,689, will be subject to less favorable Brazilian tax treatment than a holder of ADSs. In addition, if the foreign investor resides in a "tax haven" jurisdiction, the investor will be also subject to less favorable tax treatment. See Item 3 "Key Information--Risk Factors--Risks Relating to our Equity and Debt Securities" and "Brazilian Tax Considerations."

Taxation

     The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of preferred or common shares or ADSs by a holder. The summary of certain Brazilian and U.S. federal income tax matters is based on the advice of Souza, Cescon Avedissian, Barrieu e Flesch - Advogados, our special Brazilian counsel, with respect to Brazilian taxes, and Cleary, Gottlieb, Steen & Hamilton, our special U.S. counsel, with respect to U.S. federal income tax matters.

     The summary is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change (possibly with retroactive effect). This summary is also based upon the representations of the depositary and on the assumption that the obligations in the deposit agreement and any related documents will be performed in accordance with their respective terms.

     This description is not a comprehensive description of all of the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. Prospective purchasers of common or preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of common or preferred shares or ADSs.

     There is at present no income tax treaty between Brazil and the United States. In recent years, the tax authorities of the two countries have held discussions that may culminate in such a treaty. We cannot predict, however, whether or when a treaty will enter into force or how it will affect the U.S. holders of common or preferred shares or ADSs.

Brazilian Tax Considerations

General

     The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of preferred or common shares or ADSs, as the case may be, by a holder that is not domiciled in Brazil, also called a non-Brazilian holder, for purposes of Brazilian taxation and, in the case of a holder of preferred or common shares, which has registered its investment in preferred or common shares at the Central Bank of Brazil as a U.S. dollar investment.

     Under Brazilian law, investors may invest in the preferred or common shares under Resolution No. 2,689 or under Law No. 4,131 of September 3, 1962. Investments under Resolution No. 2,689 afford favorable tax treatment to foreign investors who are not resident in a tax haven jurisdiction. The rules of Resolution No. 2,689 allow foreign investors to invest in almost all instruments and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are met. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

     Pursuant to this rule, foreign investors must: (1) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (2) complete the appropriate foreign investor registration form; (3) register as a foreign investor with the CVM; and (4) register the foreign investment with the Central Bank of Brazil.

     Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank of Brazil or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM.

Taxation of Dividends

     Dividends paid by us, including stock dividends and other dividends paid in property to the depositary in respect of the ADSs, or to a non-Brazilian holder in respect of the preferred or common shares, are currently not subject to withholding tax in Brazil.

     We must pay to our shareholders (including holders of common or preferred shares or ADSs) interest on the amount of dividends payable to them, at the SELIC rate (the interest rate applicable to certain Brazilian government bonds traded in the Brazilian market), from the end of each fiscal year through the date of effective payment of those dividends. These interest payments are considered as fixed-yield income and are subject to withholding income tax at a 20% rate. However, holders of ADSs and holders of common or preferred shares not resident or domiciled in tax haven jurisdictions (See "--Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions") investing under Resolution No. 2,689 are subject to such withholding tax at a reduced rate, currently at 15%.

Taxation on Interest on Shareholders' Equity

     Any payment of interest on shareholders' equity (see "--Memorandum and Articles of Incorporation--Payment of Dividends and Interest on Shareholders' Equity") to holders of ADSs or preferred or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15% at the time we record such liability, whether or not the effective payment is made at that time. In the case of non-Brazilian residents that are resident in a tax haven jurisdiction, the applicable withholding income tax rate is 25% (See "--Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions"). The payment of additional amounts relating to interest at the SELIC rate applies equally to payments of interest on shareholders' equity. The determination of whether or not we will make distributions in the form of interest on shareholders' equity or in the form of dividends is made by our board of directors at the time distributions are to be made. We cannot determine how our board of directors will make these determinations in connection with future distributions.

Taxation of Gains

     For purposes of Brazilian taxation, there are two types of non-Brazilian holders of ADSs or preferred or common shares: (1) non-Brazilian holders that are not resident or domiciled in a tax haven jurisdiction (See "--Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions."), and that, in the case of holders of preferred or common shares, are registered before the Central Bank of Brazil and the CVM to invest in Brazil in accordance with Resolution No. 2,689; and (2) other non-Brazilian holders, which include any and all non-residents of Brazil who invest in equity securities of Brazilian companies through any other means (including under Law No. 4,131 of 1962) and all types of investors that are located in tax haven jurisdictions. The investors identified in clause (1) above are subject to favorable tax treatment in Brazil, as described below.

     Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax.

     The deposit of preferred or common shares in exchange for ADSs may be subject to Brazilian capital gains at the rate of 15% if the amount previously registered with the Central Bank of Brazil as a foreign investment in the preferred or common shares is lower than:

     (1) the average price per preferred or common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or

     (2) if no preferred or common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred or common shares were sold in the 15 trading sessions immediately preceding such deposit. In such a case, the difference between the amount previously registered and the average price of the preferred or common shares calculated as above, will be considered a capital gain. Investors registered under Resolution No. 2,689 and not located in a tax haven jurisdiction are exempt from this type of taxation. The withdrawal of ADSs in exchange for preferred or common shares is not subject to Brazilian tax. On receipt of the underlying preferred or common shares, the non-Brazilian holder registered under Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank of Brazil as described below in "--Registered Capital."

     Non-Brazilian holders are not subject to tax in Brazil on gains realized on sales of preferred or common shares that occur abroad to non-Brazilian holders.

     Non-Brazilian holders which are not located in a tax haven jurisdiction are subject to income tax imposed at a rate of 15% on gains realized on sales or exchanges of the preferred or common shares that occur in Brazil or with a resident of Brazil, other than in connection with transactions on the Brazilian stock, future or commodities exchanges. With respect to proceeds of a redemption or of a liquidating distribution with respect to the preferred or common shares, the difference between the amount effectively received by the shareholder and the amount of foreign currency registered with the Central Bank of Brazil, accounted for in Reais at the commercial market rate on the date of the redemption or liquidating distribution, will be also subject to income tax at a rate of 15% given that such transactions are treated as a sale or exchange not carried out on the Brazilian stock, future and commodities exchanges.

     Gains realized arising from transactions on the Brazilian stock, future or commodities exchanges by an investor registered under Resolution No. 2,689 who is not located in a tax haven jurisdiction are exempt from Brazilian income tax. Otherwise, gains realized on transactions related to the Brazilian stock, future or commodities exchanges are subject to income tax at a rate of 20%.

     Therefore, non-Brazilian holders are subject to income tax imposed at a rate of 20% on gains realized on sales or exchanges of preferred or common shares that occur on the stock exchange unless such a sale is made by a non-Brazilian holder who is not resident in a tax haven jurisdiction and:

     (1) such sale is made within five business days of the withdrawal of such preferred or common shares in exchange for ADSs and the proceeds thereof are remitted abroad within such five-day period; or

     (2) such sale is made under Resolution No. 2,689 by registered non-Brazilian holders who obtain registration with the CVM.

     In these two cases, the transaction will not be subject to taxation in Brazil. The "gain realized" is for tax purposes the difference between the amount in Reais realized on the sale or exchange and the acquisition cost measured in Reais, without any adjustment to account for inflation of the shares sold. The "gain realized" as a result of a transaction that occurs other than on the stock exchange will be the positive difference between the amount realized on the sale or exchange and the acquisition cost of the preferred or common shares, both such values to be taken into account in Reais. There are reasonable grounds, however, to hold that the "gain realized" should be calculated based on the foreign currency amount registered with the Central Bank of Brazil, such foreign currency amount to be translated into Reais at the commercial market rate on the date of such sale or exchange.

     Any exercise of preemptive rights relating to the preferred or common shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the preferred or common shares by the depositary on behalf of holders of the ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of preferred or common shares, unless such sale or assignment is performed on the stock exchange by an investor under Resolution No. 2,689 who is not resident in a tax haven jurisdiction, in which case the gains are exempt from income tax.

     There is no assurance that the current preferential treatment for holders of the ADSs and some non-Brazilian holders of the preferred or common shares under Resolution No. 2,689 will continue in the future.

Taxation of Foreign Exchange Transactions ("IOF/Cambio")

     Under Decree No. 2,219 of May 2, 1997, the conversion into Brazilian currency of proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with an investment in preferred or common shares or the ADSs and those under Resolution No. 2, 689) and the conversion into foreign currency of proceeds received by a non-Brazilian holder is subject to a tax on exchange transactions known as IOF/Cambio, which is currently applicable at a zero percent rate in most transactions. However, according to Law No. 8,894 of June 21, 1994, the IOF/Cambio rate may be increased at any time to a maximum of 25% by a decision of the Minister of Finance, but only in relation to exchange transactions carried out after the increase of the applicable rate.

Taxation on Bonds and Securities Transactions ("IOF/Titulos")

     Law No. 8,894 created the Tax on Bonds and Securities Transactions, or IOF/Titulos, which may be imposed on any transactions involving bonds and securities carried out in Brazil, even if these transactions are performed on the Brazilian stock, futures or commodities exchange. As a general rule, the rate of this tax is currently zero but the Federal Government may increase such rate up to 1.5% per day, but only in relation to transactions carried out after the increase of the applicable rate.

Other Brazilian Taxes

     There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred or common shares or ADSs by a non-Brazilian holder, except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil to individuals or entities resident or domiciled within such states in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred or common shares or ADSs.

Transactions on Bank Accounts ("CPMF")

     As a general rule, the Contribuicao Provisoria sobre Movimentacao Financeira (Tax on Transactions on Bank Accounts, or CPMF), is imposed on any debit to bank accounts. Therefore, transactions by the depositary or by holders of preferred or common shares which involve the transfer of Brazilian currency through Brazilian financial institutions will be subject to the CPMF tax. These transactions include situations where a non-Brazilian holder transfers the proceeds from the sale or assignment of preferred or common shares by an exchange transaction, in which case the CPMF tax will be levied on the amount to be remitted abroad in Reais. If we have to perform any exchange transaction in connection with ADSs or preferred or common shares, we will also be subject to the CPMF tax. The CPMF tax is imposed generally on bank account debits at the current rate of 0.38%, which will be applicable through December 31, 2003. During 2004, the CPMF tax rate will be 0.08%. The CPMF is set to expire on December 31, 2004. The financial institution that carries out the relevant financial transaction is responsible for collecting the applicable CPMF tax.

Beneficiaries Resident or Domiciled in Tax Havens or Low Tax Jurisdictions

     Law No. 9,779 of January 1, 1999 states that, except for limited prescribed circumstances, income derived from transactions by a beneficiary, resident or domiciliary of a country considered a tax haven is subject to withholding income tax at the rate of 25%. Tax havens are considered to be countries which do not impose any income tax or which impose such tax at a maximum rate of less than 20%. Accordingly, if the distribution of interest attributed to shareholders' equity is made to a beneficiary resident or domiciled in a tax haven jurisdiction, the applicable income tax rate will be 25% instead of 15%. Capital gains are not subject to this 25% tax, even if the beneficiary is resident in a tax haven jurisdiction. See "--Taxation of Gains."

Registered Capital

     The amount of an investment in preferred or common shares held by a non-Brazilian holder who obtains registration under Resolution No. 2,689, or by the depositary representing such holder, is eligible for registration with the Central Bank of Brazil; such registration (the amount so registered being called registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized with respect to dispositions of, such preferred or common shares. The registered capital for each preferred or common share purchased as part of the international offering or purchased in Brazil after the date hereof, and deposited with the depositary will be equal to its purchase price (in U.S. dollars). The registered capital for a preferred or common share that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of:

     . the average price of a preferred or common share on the Brazilian stock exchange on which the greatest number of such shares were sold on the day of withdrawal; or

     . if no preferred or common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred or common shares were sold in the 15 trading sessions immediately preceding such withdrawal.

     The U.S. dollar value of the average price of preferred or common shares is determined on the basis of the average of the U.S. dollar/Real commercial market rates quoted by the Central Bank of Brazil information system on that date (or, if the average price of preferred or common shares is determined under the second option above, the average of such average quoted rates on the same 15 dates used to determine the average price of preferred or common shares).

     A non-Brazilian holder of preferred or common shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder. See Item 3 "Key Information--Risk Factors--Risks Relating to our Equity and Debt Securities."

U.S. Federal Income Tax Considerations

     The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this annual report, and changes to such law subsequent to the date of this annual report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of common or preferred shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of common or preferred shares or ADSs. This summary applies only to purchasers of common or preferred shares or ADSs who will hold the common or preferred shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of our shares (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in common or preferred shares or ADSs on a mark-to-market basis, and persons holding common or preferred shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

     Each holder should consult such holder's own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in common or preferred shares or ADSs.

     In this discussion, references to ADSs also refer to common or preferred shares, and references to a "U.S. holder" are to a holder of an ADS that:

     .    is a citizen or resident of the United States of America,

     . is a corporation organized under the laws of the United States of America or any state thereof; or

     . is otherwise subject to U.S. federal income taxation on a net basis with respect to the ADS.

     For purposes of the U.S. Internal Revenue Code of 1986, as amended, (the "Code") holders of ADSs will be treated as owners of the common or preferred shares represented by such ADSs.

Taxation of Distributions

     A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property we distribute as a dividend to the extent that such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, when such distribution is received by the custodian, or by the U.S. holder in the case of a holder of common or preferred shares. The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in Reais will be measured by reference to the exchange rate for converting Reais into U.S. dollars in effect on the date the distribution is received by the custodian, or by a U.S. holder in the case of a holder of common or preferred shares. If the custodian, or U.S. holder in the case of a holder of common or preferred shares, does not convert such Reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the Reais are converted into U.S. dollars. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.

     Distributions out of earnings and profits with respect to the ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of "passive" (or, in the case of certain U.S. holders, "financial services") income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively, such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's expected economic profit is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

     Distributions of additional shares to holders with respect to their ADSs that are made as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax.

     Holders of ADSs that are foreign corporations or nonresident alien individuals ("non-U.S. holders") generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct by the holder of a trade or business in the United States.

Taxation of Capital Gains

     Upon the sale or other disposition of an ADS, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the ADS and the U.S. holder's tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss. Long-term capital gains recognized by an individual holder generally are subject to a maximum rate of 20 percent with respect to property held for more than a year. Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of ADSs generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

     A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of an ADS unless:

     . such gain is effectively connected with the conduct by the holder of a trade or business in the United States; or

     . such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

Backup Withholding and Information Reporting

     Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or common or preferred shares to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number or otherwise establishes an exemption. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder's U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

     A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax, but may be required to comply with certain certification and identification procedures in order to establish its eligibility for such exemption.

Documents on Display

     Statements contained in this annual report regarding the contents of any contract or other document are not necessarily complete, and, where the contract or other document is an exhibit to the annual report, each of these statements is qualified in all respects by the provisions of the actual contract or other documents.

     We are subject to the information requirements of the Securities Exchange Act of 1934 applicable to a foreign private issuer, and accordingly we file or furnish reports, information statements and other information with the U.S. Securities and Exchange Commission. These reports and other information filed by us can be inspected at, and subject to the payment of any required fees, copies may be obtained from, the public Reference Section of the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., room 1024, Washington, D.C. 20549, and at the U.S. Securities and Exchange Commission's

Regional Offices located at 233 Broadway, New York, New York 10279 and at Citicorp Center, 500 West Madison Street, Suit 1400, Chicago, Illinois 60661. These reports and other information may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. As a foreign private issuer, however, we are exempt from the proxy requirements of Section 14 of the Exchange Act and from the short-swing profit recovery rules of Section 16 of the Exchange Act, although the rules of the New York Stock Exchange may require us to solicit proxies from our shareholders under some circumstances.

     Our website is located at http://www.petrobras.com.br. The information on our website is not part of this annual report.

ITEM 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

General

     We are exposed to a number of market risks arising from our normal business activities. Such market risks principally involve the possibility that changes in commodity prices, currency exchange rates or interest rates will adversely affect the value of our financial assets and liabilities or future cash flows and earnings.

     Although we currently produce approximately 80% of our crude oil requirements in Brazil, we import a substantial amount of crude oil, as well as smaller quantities of diesel, liquefied petroleum gas, naphtha and other oil products. We also export crude oil, bunker, fuel oil and gasoline. Virtually all of the prices for these imports and exports are payable in U.S. dollars even though substantially all our revenues are collected in Reais (despite the fact these prices are partly based on international prices). In addition, a substantial portion of our indebtedness and some of our operating expenses are, and we expect them to continue to be, denominated in or indexed to U.S. dollars or other foreign currencies. See Item 4 "Information on the Company--The Oil and Gas Industry in Brazil" for the manner in which the Brazilian government has controlled the prices we charge.

     The principal market for our products is Brazil and substantially all of our revenues are denominated in Reais. We have described above under Item 4 "Information on the Company--The Oil and Gas Industry in Brazil--Price Regulation" the manner in which the Brazilian government has regulated the prices we charge.

Risk Management

     Our management of risk exposures is evolving under the policies of our executive officers, acting as a group, most of whom have been in office since March 1999. As described below, we enter into contracts, such as energy futures, forwards, puts, swaps and options, designed to hedge against the risk of price changes relating to our imports and exports. Such derivative commodity instruments are used only to offset market exposures resulting from these imports and exports, and are not used for trading purposes. Our risk management activities follow transaction limits set by our executive officers as a group. The results of our derivative activities are reviewed by senior management from time to time to permit the goals and strategies of the program to be periodically adjusted in response to market conditions. See Note 18 to our audited consolidated financial statements.

     We hedge against interest rate changes, currency exchange rate changes and commodity price changes using "Value at Risk" or "VAR" measures, and recently commenced such hedging against currency exchange rate changes and commodity price changes. VAR is a measure of the maximum potential change in the value of financial instruments and commodity positions and projected cash flows with a given probability over a set horizon, generally one month. The VAR approach we are developing is the "Analytical Method" or "Variance/Covariance Method," which assumes that the distribution of returns from assets and liabilities are normal. The model uses historic volatility and correlation data to predict how markets are likely to move in the future and is based on the premise that the total market risk of a financial position is a function of two factors: volatilities and correlations. To the extent that price movements of assets and liabilities are not perfectly correlated, there will be a diversification effect. The total market risk of the position will be less than the direct summation of individual components. The VAR measure can differ from actual results because financial return distribution curves reflect the possibility of extreme price movements, while normal distribution curves may not reflect the true frequency of such price fluctuations.

Commodity Price Risk

     Our commodity risk management activities primarily consist of futures contracts, options and swaps. For the year ended December 31, 2001, we carried out hedging activities on 21.2% of our total trade volume, as compared to 14.4% of our total trade volume for the year ended December 31, 2000 and 12.7% of our total trade volume for the year ended December 31, 1999. This increase in our hedging activities is a result of normal fluctuations in our operations.

     International hedging activities in 2000 represented an average of 124,000 barrels of oil equivalent per day of physical movements, of which 35.5% was related to diesel, 37.2% was related to gasoline, and 14.5% was related to crude oil, as compared to our international hedging activities in 1999 which represented an average of 100,600 barrels of oil equivalent per day of physical movements, of which 30% was related to diesel, 26.3% was related to gasoline, and 14.3% was related to crude oil. This increase in our international hedging activities was also due to a result of normal fluctuations in our operations.

     Hedging arrangements are generally entered into for short periods, usually not longer than six months. During 2001, our principal hedging operations were as follows, and represented the following percentage of our total hedging operations coverage of barrels of oil equivalent for 2001:

                                            %     Average
                                           ----   -------
Exchange of Futures for Physical (EFP)     42.8   27,057
Fixing Price of Imports                     5.3    3,318
Fixing Price of Exports                    51.9   32,834

     The notional value of the contracts approximates fair value at December 31, 2001.

Interest Rate and Exchange Rate Risk

     The interest rate risk to which we are exposed is a function of our long-term debt and, to a lesser extent, our short-term debt. Our long-term debt consists principally of notes and borrowings incurred primarily in connection with capital expenditures and investments in exploration and development projects and loans to affiliated companies. Approximately 86% of our long-term debt is denominated in currencies other than Reais, principally U.S. dollars, and to a lesser extent, Japanese Yen and euro-linked European currencies. Our short-term debt consists principally of U.S. dollar denominated import and export financing and working capital borrowings from commercial banks. In general, our foreign currency floating rate debt is principally subject to fluctuations in LIBOR. Our floating rate debt denominated in Reais is principally subject to fluctuations in the Taxa de Juros de Longo Prazo (Brazilian long-term interest rate, or TJLP), as fixed by the Central Bank of Brazil. See Note 11 to our audited consolidated financial statements.

     The exchange rate risk to which we are exposed is limited to the balance sheet and derives principally from the incidence of non-Real denominated obligations in our debt portfolio. In the event of a devaluation of the Real against the foreign currency in which our debt is denominated, we will incur a monetary loss with respect to such debt. However, a considerable part of our operating revenue is linked to the U.S. dollar since our oil product prices are based on international prices, while some expenses are not. See Item 5 "Operating and Financial Review and Prospects--General."

     The table below provides summary information regarding our exposure to interest rate and exchange rate risk in our total debt portfolio for the years ended December 31, 2001 and 2000:

                                                             Total Debt
                                                             Portfolio
                                                            -------------
                                                             2001    2000
                                                            -----   -----
Real denominated (all floating rate) ....................    13.8%   13.2%
Dollar denominated ......................................    77.3    74.5
   o/w fixed rate .......................................    33.5    37.4
   o/w floating rate (includes short-term debt) .........    43.8    37.1
Other currencies (primarily Yen) ........................     8.9    12.3
   o/w fixed rate .......................................     7.3    10.2
   o/w floating rate ....................................     1.6     2.1
                                                            -----   -----
      Total .............................................   100.0%  100.0%
                                                            -----   -----

     The decrease in debt denominated in currencies other than the U.S. dollar or the Real is the result of our policy of incurring new debt obligations only in currencies in which we have a naturally occurring hedge because of our underlying cash flows and balance sheet.

     The table below provides information about our debt obligations as of December 31, 2001, which are sensitive to changes in interest rates and exchange rates. This table presents, by expected maturity dates and currency, the principal cash flows and related average interest rates of these obligations. Variable interest rates are based on the applicable reference rate, LIBOR, TJLP, IGP-M, CDI (Certificado de Deposito Interbancario, or Interbank Deposit Certificate) as of December 31, 2001:

                                                                                                                       Fair Value
                                                                                                                          as of
                                                                                                                       December 31,
                                    2002        2003        2004        2005        2006      2007-2030     Total         2001
                                  ---------   ---------   ---------   ---------   ---------   ---------   ----------   ------------
                                                      (in millions of U.S. dollars, except for percentages)
Debt in Austrian Schillings:
Fixed rate debt ...............   $      --   $      --   $   62.16   $      --   $      --   $      --   $    62.16    $    62.16
Average interest rate .........         7.1%        7.1%        7.1%        7.1%        7.1%        7.1%
Debt in Italian Lira:
Fixed rate debt ...............   $      --   $      --   $      --   $      --               $  116.44   $   116.44    $   116.44
Average interest rate .........        6.24%       6.24%       6.24%       6.24%       6.24%       6.24%
Debt in British Pounds:
Variable rate debt ............   $    1.10   $    0.99   $    0.91   $      --   $      --   $      --   $     3.00    $     3.00
Average interest rate .........        9.67%       9.67%       9.67%
Debt in French Francs:
Fixed rate debt ...............   $    0.91   $    0.74   $    0.73   $    0.73   $    0.73   $      --   $     3.84    $     3.84
Average interest rate .........        2.89%       2.89%       2.89%       2.89%       2.89%       2.89%
Variable rate debt ............   $   26.59   $   25.83   $   24.08   $   23.10   $   21.49   $   45.34   $   166.43    $   166.43
   Average interest rate ......        7.87%       7.85%       7.76%       7.71%       7.70%       7.59%
Debt in Japanese Yen:
   Fixed rate debt ............   $   80.35   $  324.83   $   87.89   $   93.32   $   81.19   $  181.72   $   849.30    $   849.30
   Average interest rate ......       10.43%       9.32%      10.42%      10.42%       9.25%       8.13%
   Variable rate debt .........   $    1.57   $    1.63   $    1.73   $    1.83   $    1.94   $   47.32   $    56.02    $    56.02
   Average interest rate ......       11.65%      11.65%      11.65%      11.65%      11.65%      11.65%
Debt in U.S. Dollars:
   Fixed rate debt ............   $1,491.94   $  324.14   $  370.02   $  251.88   $  513.18   $1,783.25   $ 4,734.41    $ 4,711.49
   Average interest rate ......        5.64%       8.30%       7.98%       9.32%      10.61%      10.45%
   Variable rate debt .........   $  669.09   $  727.89   $  736.57   $  792.55   $  696.97   $2,518.16   $ 6,141.23    $ 6,141.23
   Average interest rate ......        5.78%       6.22%       6.10%       6.04%       6.23%       5.71%
Debt in Brazilian Reais:
   Variable rate debt .........   $  196.65   $  179.45   $  197.52   $  703.71   $  209.90   $  458.94   $ 1,946.17    $ 1,946.17
   Average interest rate ......       17.54%      18.22%      17.38%      16.44%      17.47%      15.69%
                                  ---------   ---------   ---------   ---------   ---------   ---------   ----------    ----------

      Total debt obligations ..   $2,468.20   $1,585.50   $1,481.61   $1,867.12   $1,525.40   $5,151.17   $14,079.00    $14,056.08
                                  =========   =========   =========   =========   =========   =========   ==========    ==========

     In 2000, we entered into three zero-cost foreign exchange collars, combined put and call options, which are treated as non-hedge derivative instruments relative to long-term debt denominated in foreign currencies to reduce our exposure to variations between the U.S. dollar and the Japanese Yen exchange rate, and between the U.S. dollar and euro exchange rate. These collars establish a ceiling and a floor for the associated exchange rates. If the exchange rate falls below the defined floor, the counterparty will pay to us the difference between the actual rate and the floor rate on the notional amount. Conversely, if the exchange rate increases above the defined ceiling, we will pay to the counterparty the difference between the actual rate and the ceiling rate on the notional amount.

     The table below provides information about our zero-cost foreign exchange collars by contract. The table presents the notional amount of the related debt obligation, the floor and ceiling rates, the fair values of the put and call options and the expiration date of each contract.

                                                         Japanese   Austrian    Italian
                                                            Yen     Schilling     Lira
                                                         --------   ---------   -------
Notional amount of debt (U.S.$ in millions) ..........    $261.6     $ 85.4     $ 126.2
Contractual rates/(1)/
   Interest payments
      Floor ..........................................        85        .94         .94
      Ceiling ........................................       103       1.18        1.18
   Final principal payments
      Floor ..........................................        75      .9525      1.0725
      Ceiling ........................................     92.66       1.18        1.18
Fair value as of December 31, 2001 (U.S.$ in millions)
      Put option .....................................    $(84.7)    $(11.4)    $ (27.3)
      Call option ....................................        --     $ 0.46     $   3.1
   Expiration date ...................................      2003       2004        2007

/(1)/ Contractual rates are presented as the Yen to U.S. dollar for the Japanese
     Yen contract and as the U.S. dollar to Euro for the Austrian Schilling and Italian Lira contracts, as specified in the contract.

Inflation

     The inflation rate in Brazil has declined significantly in recent years. Average monthly inflation, as measured by the IGP, was 43.2% during the first half of 1994 and the monthly rate of inflation reached 46.6% in June 1994. During the second half of 1994, the average monthly rate of inflation declined to 2.7%. The average monthly rate of inflation continually declined until 1998, reaching 5.9% in 1994, 1.2% in 1995, 0.8% in 1996, 0.6% in 1997 and 0.1% in
1998. The average monthly rate of inflation rose to 1.5% in 1999 and declined to 0.8% in 2000. During 2001, the average monthly rate of inflation was 0.83%. The annual inflation rate for 1998 was 1.7%, versus 7.5% in 1997, 9.3% in 1996, 14.8% in 1995 and 909.6% in 1994. However, the annual inflation rate rose to 20.0% in 1999 and was 9.8% in 2000 and 10.4% in 2001.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     See pages F-2 through F-77 incorporated herein by reference.

ITEM 19. EXHIBITS

 No.                               Description
----   -------------------------------------------------------------------------
1(a) Amended By-Laws of Petroleo Brasileiro S.A.--Petrobras (together with an English version).

2(a) Deposit Agreement dated as of July 14, 2000, among Petrobras and Citibank, N.A., as depositary, and registered holders and beneficial owners from time to time of the American depositary shares, representing the common shares of Petrobras.*

2(a) Amended and Restated Deposit Agreement dated as of February 21, 2001, among Petrobras and Citibank, N.A., as depositary, and the registered holders and beneficial owners from time to time of the American depositary shares, representing the preferred shares of Petrobras.**

4(a) Form of Concession Agreement for Exploration, Development and Production of crude oil and natural gas executed between Petrobras and ANP.***

4(b) Purchase and Sale Agreement of natural gas, executed between Petrobras and Yacimientos Petroliferos Fiscales Bolivianos--YPFB (together with and English version).***

8(a) List of subsidiaries, their jurisdiction of incorporation and names under which they do business.

10(a)  Consent letter of DeGolyer and MacNaughton.
10(a)  Consent letter of Gaffney Cline and Associates.

----------
* Incorporated by reference to the registrant's Registration Statement on Form F-6 (File No. 333-12300) filed with the Securities and Exchange Commission on July 17, 2000.
** Incorporated by reference to the registrant's Registration Statement on Form F-1/A (File No. 333-13660) filed with the Securities and Exchange Commission on July 3, 2001.
*** Incorporated by reference to the registrant's Registration Statement on Form F-1 (File No. 333-12298) filed with the Securities and Exchange Commission on July 14, 2000.

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Petroleo Brasileiro S.A.--PETROBRAS, hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on June 21, 2002.

                                         Petroleo Brasileiro S.A.--PETROBRAS


                                         By:   /s/ Joao P. Nogueira Batista
                                             ----------------------------------
                                             Name: Joao P. Nogueira Batista
                                             Title: Chief Financial Officer

                      GLOSSARY OF PETROLEUM INDUSTRY TERMS

     Unless the context indicates otherwise, the following terms have the meanings shown below:

"barrels" or "bbls" ............   Barrels of crude oil.

"catalytic cracking" ...........   A process by which hydrocarbon molecules are
                                   broken down (cracked) into lighter fractions by the action of a catalyst.

"condensate" ...................   Light hydrocarbon substances produced with
                                   natural gas which condense into liquid at normal temperatures and pressures associated with surface production equipment.

"crude oil" ....................   Crude oil, including NGLs.

"distillation" .................   A process by which liquids are separated or
                                   refined by vaporization followed by
                                   condensation.

"heavy crude oil" ..............   Crude oil with API density less than or equal
                                   to 27 DEG.

"light crude oil" ..............   Crude oil with API density higher than
                                   27 DEG.

"LPG" ..........................   Liquefied petroleum gas, which is a mixture
                                   of saturated and unsaturated hydrocarbons, with up to five carbon atoms, used as domestic fuel.

"NGLs" .........................   Natural gas liquids, which are light
                                   hydrocarbon substances produced with natural gas which condense into liquid at normal temperatures and pressures.

"Proved reserves" ..............   Proved oil and gas reserves are the estimated
                                   quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made.
                                   Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

"Proved developed reserves" ....   Proved developed reserves are reserves that
                                   can be expected to be recovered through
                                   existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

"Proved undeveloped reserves" ..   Proved undeveloped reserves are reserves that
                                   are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion, but does not include reserves attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are claimed only where it is demonstrated with certainty that there is continuity of production from the existing productive formation.

                                  ABBREVIATIONS

Bbl ..................   Barrel
Bcf ..................   Billion cubic feet
Boe ..................   Barrels of oil equivalent
Bpd ..................   Barrels per day
Cf ...................   Cubic feet
Km ...................   Kilometer
Km/2/ ................   Square kilometers
Mbbl .................   Thousand barrels
Mboe .................   Thousand barrels of oil equivalent
Mbpd .................   Thousand barrels per day
Mcf ..................   Thousand cubic feet
Mmbbl ................   Million barrels
Mmboe ................   Million barrels of oil equivalent
Mmcf .................   Million cubic feet
Mmcmd ................   Million cubic meters per day
Mmcfpd ...............   Million cubic feet per day
Mmscfd ...............   Million standard cubic feet per day
m/3/ .................   Cubic meters

                                CONVERSION TABLE

1 barrel ....................................   =   42 U.S. gallons
1 domestic barrel of oil equivalent .........   =   1 barrel of crude oil ..........   =   5,614.4 cubic feet of natural gas
                                                                                           through December 31, 1999 and 6,000
                                                                                           cubic feet of natural gas as of
                                                                                           December 31, 2000.

1 international barrel of oil equivalent ....   =   1 barrel of crude oil ..........   =   6,000.0 cubic feet of natural gas
1 cubic meter of natural gas ................   =   35.314 cubic feet ..............   =   0.0063 barrels of oil equivalent
1 Km ........................................   =   0.625 miles
1 Km/2/ .....................................   =   247.1 acres
1 ton of crude oil ..........................   =   1 metric ton (1,000 kilograms
                                                     of crude oil) .................   =   Approximately 7.5 barrels of crude
                                                                                           oil (assuming an atmospheric pressure
                                                                                           index gravity of 37 DEG. API)
1 meter                                         =   3.2808 feet

                          INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants ...............................................................F-2

Consolidated Balance Sheets as of December 31, 2001 and 2000 ....................................F-3

Consolidated Statement of Income for the years ended December 31, 2001, 2000 and 1999 ...........F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999 ......F-7

Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31,
   2001, 2000 and 1999 ..........................................................................F-9

Notes to the Consolidated Financial Statements ..................................................F-12

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    EXHIBITS

                                       to

                                    Form 20-F

                                    Volume I

                                  ANNUAL REPORT

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                      UNDER

                     THE SECURITIES AND EXCHANGE ACT OF 1934

                       PETROLEO BRASILEIRO S.A.--PETROBRAS
                  (BRAZILIAN PETROLEUM CORPORATION--PETROBRAS)

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Petroleo Brasileiro
S.A. - PETROBRAS and
Subsidiaries
Consolidated Financial Statements
at December 31, 2001 and 2000
and Report of Independent Accountants

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Report of Independent Accountants

To the Board of Directors and Stockholders
PETROLEO BRASILEIRO S.A.--PETROBRAS

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of stockholders' equity, present fairly, in all material respects, the financial position of PETROLEO BRASILEIRO S.A.--PETROBRAS and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Notes 2(i) and 10, PETROBRAS has been subject to significant Brazilian Federal Government regulation and new regulations were implemented in July 1998 that significantly changed the regulation of the Brazilian oil and gas market.

PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil

March 31, 2002

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
Expressed in millions of United States Dollars

                                                                      As of December 31
                                                                      -----------------
                                                                       2001     2000
                                                                      -------- --------
ASSETS
Current assets
   Cash and cash equivalents.........................................  7,360    5,826
   Accounts receivable, net..........................................  2,759    2,211
   Inventories.......................................................  2,399    3,087
   Deferred income tax...............................................    149      165
   Recoverable taxes.................................................    664      463
   Advances to suppliers.............................................    483      268
   Other current assets..............................................    512      506
                                                                       ------   ------
                                                                      14,326   12,526
                                                                       ------   ------
Property, plant and equipment, net................................... 19,179   19,237
                                                                       ------   ------
Investments in non-consolidated companies and other investments......    499      530
                                                                       ------   ------
Other assets
   Accounts receivable, net..........................................    212      315
   Advances to suppliers.............................................    403      496
   Petroleum and Alcohol Account--Receivable from Federal Government.     81    1,509
   Government securities.............................................    665    3,542
   Unrecognized pension obligation...................................    187      333
   Restricted deposits for legal proceedings and guarantees..........    337      230
   Receivable from non-consolidated companies........................    264       44
   Recoverable taxes.................................................    164
   Marketable securities.............................................    212       30
   Other assets......................................................    335      344
                                                                       ------   ------
                                                                       2,860    6,843
                                                                       ------   ------
Total assets......................................................... 36,864   39,136
                                                                       ======   ======


--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
Expressed in millions of United States dollars, except number of shares (continued)

                                                                As of December 31
                                                                ----------------
                                                                  2001      2000
                                                                -------    ------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Trade accounts payable......................................   1,783     2,011
   Income taxes................................................   1,695       350
   Taxes payable, other than income tax........................     450     1,266
   Short-term debt.............................................   1,101     3,128
   Current portion of long-term debt...........................     940       952
   Current portion of project financings.......................     680       565
   Capital lease obligations...................................     298       236
   Employee postretirement benefits............................     117       454
   Payroll and related charges.................................     333       289
   Dividends payable...........................................      93         6
   Accrued interest............................................     104        72
   Other payables and accruals.................................     450       311
                                                                -------    ------
                                                                  8,044     9,640
                                                                -------    ------
Long-term liabilities
   Employees postretirement benefits...........................   3,380     4,319
   Project financings..........................................   3,153     2,056
   Long-term debt..............................................   5,908     4,833
   Capital lease obligations...................................   1,930     1,370
   Deferred income taxes.......................................     717     1,722
   Other liabilities...........................................     406       338
                                                                -------    ------
                                                                 15,494    14,638
                                                                -------    ------
Minority interest..............................................      79       153
                                                                -------    ------
Commitments and contingencies (Note 17)
Stockholders' equity
   Shares authorized and issued (Note 15(ii))
       Preferred stock--2001 and 2000--451,935,669 shares......   1,882     1,882
       Common stock--2001 and 2000--634,168,418 shares.........   2,952     2,952
   Capital reserve--fiscal incentive...........................     128        37
   Accumulated other comprehensive income
       Cumulative translation adjustments...................... (11,854)   (9,159)
       Amounts not recognized as net periodic pension cost.....  (1,867)   (1,516)
       Unrealized gain on available-for-sale securities........      13        65
   Retained earnings
       Appropriated............................................   6,869     5,988
       Unappropriated..........................................  15,124    14,456
                                                                -------    ------
                                                                 13,247    14,705
                                                                -------    ------
Total liabilities and stockholders' equity.....................  36,864    39,136
                                                                =======    ======

  The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME
Expressed in millions of United States dollars
(except number of shares and per-share amounts)


                                                                           Years ended December 31
                                                                           -----------------------
                                                                            2001    2000    1999
                                                                           ------  ------  ------
Sales of products and services............................................ 34,145  35,496  23,467
 Less:
   Value-added and other taxes on sales and services...................... (8,627) (8,829) (5,453)
   Specific parcel price--PPE (Note 2(i)).................................   (969)    288  (1,656)
                                                                           ------  ------  ------
Net operating revenues.................................................... 24,549  26,955  16,358
                                                                           ------  ------  ------
 Cost of sales (net of impact of government regulation of US$ (68), US$ 19
   and US$ (143) in 2001, 2000 and 1999, respectively (Note 2(i)))........ 12,807  13,449   8,210
 Depreciation, depletion and amortization.................................  1,729   2,022   2,262
 Exploration, including exploratory dry holes.............................    404     440     295
 Impairment of oil and gas properties.....................................    145      37
 Selling, general and administrative expenses (net of impact of government regulation of US$ (45), US$ (81) and US$ (132) in 2001, 2000 and
   1999, respectively (Note 2(i)))........................................  1,751   1,450   1,282
 Research and development expenses........................................    132     152     108
                                                                           ------  ------  ------
Total costs and expenses.................................................. 16,968  17,550  12,157
                                                                           ======  ======  ======
 Equity in results of non-consolidated companies..........................     (8)     26      39
 Financial income (including financial income on the Petroleum and
   Alcohol Account of US$ 16, US$ 35 and US$ 95 in 2001, 2000 and
   1999 respectively (Note 2(i))).........................................  1,375   1,113     928
 Financial expense........................................................   (808)   (909)   (715)
 Monetary and exchange variation on monetary
   assets and liabilities, net............................................   (915)   (575) (2,745)
 Employee benefit expense.................................................   (594)   (370)   (319)
 Other taxes..............................................................   (295)   (245)   (127)
 Loss on government securities (Note 5)................................... (1,099)   (192)
 Other expenses, net......................................................   (445)   (450)   (316)
                                                                           ------  ------  ------
                                                                           (2,789) (1,602) (3,255)
                                                                           ------  ------  ------
Income before income taxes and minority interest..........................  4,792   7,803     946
                                                                           ------  ------  ------
Income tax expense
   Current................................................................ (1,196) (1,574)    (65)
   Deferred...............................................................   (193)   (949)   (184)
                                                                           ------  ------  ------
                                                                           (1,389) (2,523)   (249)
                                                                           ------  ------  ------
Minority interests in net losses of consolidated subsidiaries.............     88      62      30
                                                                           ------  ------  ------
Net income for the year...................................................  3,491   5,342     727
                                                                           ======  ======  ======

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME
Expressed in millions of United States dollars
(except number of shares and per-share amounts)                   (continued)


                                                          Years ended December 31
                                                    -----------------------------------
                                                       2001        2000        1999
                                                    ----------- ----------- -----------
Net income applicable to each class of shares
   Common/ADS......................................       2,038       3,119         425
   Preferred/ADS...................................       1,453       2,223         302
                                                    ----------- ----------- -----------
   Net income......................................       3,491       5,342         727
                                                    =========== =========== ===========
Basic and diluted earnings per share (Note 15 (ii))
   Common/ADS and Preferred/ADS....................        3.21        4.92        0.67
Weighted average number of shares outstanding
  (Note 15 (ii))
   Common/ADS...................................... 634,168,418 634,168,418 634,168,418
   Preferred/ADS................................... 451,935,669 451,935,669 451,935,669



  The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
Expressed in millions of United States dollars


                                                                     Years ended December 31,
                                                                     -----------------------
                                                                      2001    2000     1999
                                                                     -----   -------  ------
Cash flows from operating activities
   Net income for the year.......................................... 3,491    5,342     727
   Adjustments to reconcile net income to net cash provided by operating activities
       Depreciation, depletion and amortization..................... 1,731    2,043   1,987
       Dry hole costs...............................................   194      277     148
       Loss on property, plant and equipment........................   811        7      26
       Loss on government securities................................ 1,099      192
       Deferred income taxes........................................   193      949     184
       Equity in results of non-consolidated companies..............     8      (26)    (39)
       Impairment of oil and gas properties.........................   145       37
       Provision for uncollectible accounts.........................   421       33     188
       Minority interest in losses of consolidated subsidiaries.....   (88)     (62)    (30)
       Foreign exchange and monetary loss...........................   807      432   1,730
       Gain on exchange of businesses with Repsol--YPF..............  (500)
       Others.......................................................   (93)
   Decrease (increase) in assets
       Accounts receivable, net.....................................  (102)  (1,067)   (773)
       Petroleum and Alcohol Account................................ 1,173     (286)    852
       Interest receivable on government securities.................  (243)    (280)   (384)
       Inventories..................................................   232   (1,048)   (319)
       Advances to suppliers........................................  (240)    (212)   (188)
       Prepaid expenses.............................................  (206)     (39)    (42)
       Recoverable taxes............................................  (422)    (149)    (99)
       Others.......................................................   (47)     (43)   (480)
   Increase (decrease) in liabilities
       Trade accounts payable.......................................   (64)     865     306
       Payroll and related charges..................................    84      (10)     51
       Taxes payable, other than income taxes.......................   212      542     632
       Employee post-retirement benefits, net of unrecognized
         pension obligation.........................................   (61)     253      50
       Hedge activities.............................................   123       24
       Accrued interest.............................................    58      (13)     64
       Other liabilities............................................    27      (47)    233
                                                                     -----   ------   -----
Net cash provided by operating activities........................... 8,743    7,714   4,824
                                                                     -----   ------   -----


--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
Expressed in millions of United States dollars                    (continued)


                                                                           Years ended December 31,
                                                                           ----------------------
                                                                            2001     2000    1999
                                                                           ------   ------  ------
Cash flows from investing activities
   Additions to property, plant and equipment............................. (4,254)  (3,583) (4,351)
   Investment in non-consolidated companies...............................   (222)     (74)    (80)
   Dividends received from non-consolidated companies.....................     24        8      28
   Restricted deposits for legal proceedings..............................   (140)     (95)     (2)
   Time deposit...........................................................              93      18
                                                                           ------   ------  ------
Net cash used in investing activities..................................... (4,592)  (3,651) (4,387)
                                                                           ------   ------  ------
Cash flows from financing activities
   Short-term debt, net issuances and repayments.......................... (1,648)    (962)  1,962
   Proceeds from issuance of long-term debt...............................  2,347    1,535   1,443
   Principal payments on long-term debt................................... (1,023)  (1,325) (1,192)
   Project financings.....................................................    760      608     208
   Payment of lease obligations...........................................   (465)    (154)   (101)
   Dividends paid to stockholders......................................... (1,702)    (512)   (314)
   Dividends paid to minority interests...................................    (23)             (28)
                                                                           ------   ------  ------
Net cash provided (used in) financing activities.......................... (1,754)    (810)  1,978
                                                                           ------   ------  ------
Increase (decrease) in cash and cash equivalents..........................  2,397    3,253   2,415
Effect of exchange rate changes on cash and cash equivalents..............   (863)    (442)   (213)
Cash and cash equivalents at beginning of period..........................  5,826    3,015     813
                                                                           ------   ------  ------
Cash and cash equivalents at end of period................................  7,360    5,826   3,015
                                                                           ======   ======  ======
Cash paid during the period for
   Interest...............................................................    393      622     374
   Income taxes...........................................................    951    1,473      40
   Withholding income tax on financial investments........................    178      116      55
                                                                           ======   ======  ======
Non-cash investing and financing transactions during the period...........
   Capital lease obligations..............................................    406      293     442
   Project finance expenditures funded by special purpose companies.......  1,121    1,026
   Net assets acquired in purchased business combination with Repsol--YPF.    424
   Transfer of Government securities to PETROS............................  2,140      216
                                                                           ======   ======  ======

  The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Expressed in millions of United States dollars
(except number of shares and per-share amounts)



                                                                           Years ended December 31
                                                                           -----------------------
                                                                             2001    2000    1999
                                                                           -------  ------  ------
Preferred stock...........................................................   1,882   1,882   1,882
                                                                           -------  ------  ------
Common stock..............................................................   2,952   2,952   2,952
                                                                           -------  ------  ------
Capital reserve--fiscal incentive
   Balance January 1......................................................      37      33      35
   Transfer from (to) unappropriated retained earnings....................      91       4      (2)
                                                                           -------  ------  ------
   Balance December 31....................................................     128      37      33
                                                                           -------  ------  ------
Accumulated other comprehensive income
 Cumulative translation adjustments
   Balance January 1......................................................  (9,159) (7,980) (2,288)
   Change in the period...................................................  (2,695) (1,179) (5,692)
                                                                           -------  ------  ------
   Balance December 31.................................................... (11,854) (9,159) (7,980)
                                                                           -------  ------  ------
 Amounts not recognized as net periodic pension cost
   Balance January 1......................................................  (1,516) (1,704) (2,269)
   Decrease (increase) in additional minimum liability....................    (524)    281     843
   Tax effect on above....................................................     173     (93)   (278)
                                                                           -------  ------  ------
   Balance December 31....................................................  (1,867) (1,516) (1,704)
                                                                           -------  ------  ------
 Unrealized gain (losses) on available-for-sale Securities
   Balance January 1......................................................      65     (79)   (236)
   Unrealized gains (losses)..............................................     (77)     39     234
   Realization of previously unrecognized losses on ELET/SIBR investments
     (Note 5(a))..........................................................             175
   Tax effect on above....................................................      25     (70)    (77)
                                                                           -------  ------  ------
   Balance December 31....................................................      13      65     (79)
                                                                           -------  ------  ------


--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Expressed in millions of United States dollars
(except number of shares and per-share amounts)                   (continued)


                                                                Years ended December 31
                                                                ---------------------
                                                                 2001     2000   1999
                                                                ------   -----  ------
Appropriated retained earnings
   Legal reserve
       Balance at January 1....................................    648     424     554
       Transfer from (to) unappropriated retained earnings.....    120     224    (130)
                                                                ------   -----  ------
   Balance at December 31......................................    768     648     424
                                                                ------   -----  ------
   Unrealized income reserve
       Balance at January 1....................................  1,471   1,630   3,831
       Transfer to unappropriated retained earnings............ (1,471)   (159) (2,201)
                                                                ------   -----  ------
       Balance at December 31..................................          1,471   1,630
                                                                ------   -----  ------
   Undistributed earnings reserve
       Balance at January 1....................................  3,648      39   2,209
       Transfer from (to) unappropriated retained earnings.....  2,238   3,609  (2,170)
                                                                ------   -----  ------
       Balance at December 31..................................  5,886   3,648      39
                                                                ------   -----  ------
   Statutory reserve
       Balance at January 1....................................    221     206     250
       Transfer from (to) unappropriated retained earnings.....     (6)     15     (44)
                                                                ------   -----  ------
       Balance at December 31..................................    215     221     206
                                                                ------   -----  ------
Total appropriated retained earnings...........................  6,869   5,988   2,299
                                                                ------   -----  ------


--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Expressed in millions of United States dollars
(except number of shares and per-share amounts)                   (continued)



                                                                      Years ended December 31
                                                                      ----------------------
                                                                       2001    2000    1999
                                                                      ------  ------  ------
Unappropriated retained earnings
   Balance at January 1.............................................. 14,456  13,319   8,371
   Net income for the year...........................................  3,491   5,342     727
   Cash dividends (per share: 2001--US$ 1.62 and 2000--US$ .45 to common and preferred shares; 1999--US$ .28 to common shares and
     US$ .39 to preferred shares).................................... (1,851)   (512)   (314)
   Appropriation (to) from reserves..................................   (972) (3,693)  4,535
                                                                      ------  ------  ------
   Balance at December 31............................................ 15,124  14,456  13,319
                                                                      ------  ------  ------
Total stockholders' equity........................................... 13,247  14,705  10,722
                                                                      ======  ======  ======
Comprehensive income is comprised as follows:
   Net income for the year...........................................  3,491   5,342     727
   Cumulative translation adjustments................................ (2,695) (1,179) (5,692)
   Amounts not recognized as net periodic pension cost...............   (351)    188     565
   Unrealized gain (loss) on available-for-sale securities...........    (52)     27     157
                                                                      ------  ------  ------
   Total comprehensive income (loss).................................    393   4,378  (4,243)
                                                                      ======  ======  ======


  The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements
(Expressed in millions of United States dollars, unless otherwise stated)


1.  The Company and its Operations

Petroleo Brasileiro S.A.--PETROBRAS is Brazil's national oil company and, directly or through its subsidiaries (collectively, PETROBRAS or the Company), is engaged in the exploration, production, refining, distribution, import, export, marketing and transportation of hydrocarbons and oil products.

PETROBRAS was incorporated under Law No. 2004 on October 3, 1953. Until November 1995, PETROBRAS was the exclusive agent of the Brazilian Federal Government (the "Federal Government") for purposes of exploiting the Federal Government's constitutional and statutory control over activities involving exploration, production, refining, distribution, import, export, marketing and transportation of hydrocarbons and oil products in Brazil and its continental waters. When adopted in 1953, the relevant provisions of the Brazilian constitution and statutory law gave the Federal Government a monopoly in these areas subject only to the right of companies then engaged in oil refining and the distribution of oil and oil products to continue those activities in Brazil. Therefore, except for limited competition from those companies in their grandfathered activities, PETROBRAS had a monopoly over its businesses for approximately 42 years. As a result of a change in the Brazilian constitution in November 1995, and the subsequent and ongoing implementation of that change, PETROBRAS has ceased to be the Federal Government's exclusive agent in Brazil's hydrocarbons sector and has been operating in an environment of gradual deregulation and increasing competition.

In accordance with Law 9478 (Petroleum Law) and Law 9990, dated August 6, 1997 and July 21, 2000, respectively, the fuel market in Brazil was totally liberated beginning January 1, 2002 permitting other companies to produce and sell on the domestic market, and also import and export oil products.

2.  Summary of Significant Accounting Policies

In preparing these consolidated financial statements, the Company has followed accounting policies that are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of these financial statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto. Estimates made by management include: oil and gas reserves, pension and health care liabilities, environmental obligations, depreciation, depletion and amortization, abandonment costs and income taxes. While the Company uses its best estimates and judgments, actual results could differ from those estimates as future confirming events occur.

(a)  Basis of presentation

The consolidated financial statements have been prepared in accordance with U.S. GAAP, which differ in significant respects from the Brazilian accounting principles applied by PETROBRAS in its statutory financial statements prepared in accordance with the Brazilian Corporate Law and the regulations promulgated by the Brazilian Securities Commission--CVM.

The U.S. dollar amounts for the periods presented have been remeasured or translated from the Brazilian Reais amounts in accordance with Statement of Financial Accounting Standards (SFAS) 52--Foreign Currency Translation ("SFAS 52") as applicable to entities operating in non-hyperinflationary economies.

Prior to 1998 Brazil was considered to have a highly inflationary economy, defined under SFAS 52 as an economy in which the cumulative inflation rate is approximately 100% or more over a three-year period.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)

During the last quarter of 1997, the Company determined that the Brazilian economy had ceased to be highly inflationary. Accordingly, on January 1, 1998 the Company changed its functional currency from the reporting currency (U.S. dollar) to the local currency (Brazilian real) and translated or remeasured the U.S. dollar amounts of monetary and non-monetary assets and liabilities into reais at the current exchange rate, and those amounts became the new accounting bases for such assets and liabilities.

The Company has translated all assets and liabilities into U.S. dollars at the current exchange rate (R$ 2.3204 and R$ 1.9554 to US$ 1.00 at December 31, 2001 and 2000, respectively), and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the year. The net translation loss in the amount of US$ 2,695 (2000--US$ 1,179; 1999--US$ 5,692) resulting from this remeasurement process was excluded from income and presented as a cumulative translation adjustment (CTA) in the statements of comprehensive income and stockholders' equity.

(b)  Basis of consolidation

The consolidated financial statements include the accounts of the Company, all majority-owned subsidiaries in which the Company directly or indirectly has both share and management control. Intercompany accounts and transactions are eliminated.

The following majority-owned subsidiaries are consolidated:

    Subsidiary companies                                            Activity
    ---------------------------------------------- -------------------------
    Petrobras Distribuidora S.A.--BR                            Distribution
    Petrobras Internacional S.A.--BRASPETRO         International operations
    Petrobras Quimica S.A.--PETROQUISA                         Petrochemical
    Petrobras Gas S.A.--GASPETRO                          Gas transportation
    Petrobras Transporte S.A.--TRANSPETRO                     Transportation
    Petrobras International Finance Company--PIFCO                 Marketing
    Alberto Pasqualini--REFAP S.A. (1)                              Refining
    Downstream Participacoes S.A. (1)              Refining and distribution

(1) Companies incorporated in November 2000 for the purpose of facilitating the exchange of assets discussed in Note 16. In 2001, the Company's interest in REFAP was transferred to Downstream as a capital contribution.

(c)  Cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have a maturity of three months or less at date of acquisition.

(d)  Accounts receivable

Accounts receivable is stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


(e)  Inventories

Inventories are stated as follows:

.. Raw materials comprise principally crude oil inventories, which are stated at the lower of cost (average cost) or market value.

.. Oil products and fuel alcohol are stated, respectively, at average refining and purchase cost, adjusted when applicable to their realizable value.

.. Materials and supplies are stated at average cost, not exceeding replacement value and imports in transit are stated at identified cost.

(f)  Investments in non-consolidated companies and government securities

(i)  Investments in non-consolidated companies

The Company uses the equity method of accounting for all long-term investments for which it owns between 20% and 49% of the investee's outstanding voting stock and/or has the ability to exercise significant influence over operating and financial policies of the investee. The equity method requires periodic adjustments to the investment account to recognize the Company's proportionate share in the investee's results, reduced by receipt of investee dividends.

(ii)  Government securities

Until December 28, 2001, the Company held National Treasury Bonds "Series P" (NTN-P) as held-to-maturity securities. On this date, the Company exchanged its NTN-P securities for National Treasury Bonds "Series B" (NTN-B) issued by the Federal Government.

In accordance with SFAS 115--Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"), the Company accounted for its investments in ELET and SIBR (through February 2000) and accounts for its investment in NTN-B government securities as available-for-sale securities. Accordingly, any unrealized holding gains or losses on available-for-sale securities are recognized as a separate component of stockholders' equity until realized.

(g)  Property, plant and equipment

(i)  Costs incurred in oil and gas producing activities

The successful efforts method of accounting is used for oil and gas exploration, development and production activities.

Property acquisition costs

Costs of acquiring developed or undeveloped leaseholds including lease bonus, brokerage, and other fees are capitalized. The costs of undeveloped properties that become productive are transferred to a producing property account.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


Exploratory costs

Exploratory wells that find oil and gas in an area requiring a major capital expenditure before production could begin are evaluated annually to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. Exploratory costs that meet either of these tests are capitalized. Exploratory well costs not meeting either of these tests are charged to expense. All other exploratory costs (including geological and geophysical costs) are expensed as incurred.

Development costs

Costs of development wells including dry holes, platforms, well equipment and attendant production facilities are capitalized.

Production costs

Costs incurred with producing wells are expensed as incurred.

Abandonment costs

The estimated costs of dismantlement and removal of oil and gas related facilities are accrued over the properties' production lives using the unit-of-production method and recognized as accumulated depreciation, depletion and amortization as the expense is recorded. The Company's abandonment liability was US$ 1,369 and US$ 1,588 at December 31, 2001 and 2000, respectively. At December 31, 2001, the total anticipated costs of abandonment were US$ 2,277.

(ii)  Depreciation, depletion and amortization

Depreciation, depletion and amortization of leasehold costs of producing properties are recorded using the unit-of-production method by individual fields as the proved reserves are produced. Leased production platforms are depreciated on a straight-line basis over the estimated useful lives of the platforms. Depreciation, depletion and amortization of all other capitalized costs (both tangible and intangible) of proved oil and gas producing properties are recorded using the unit-of-production method by individual fields as the proved developed reserves are produced. Estimated dismantlement, restoration and abandonment costs and estimated salvage values are taken into account in determining amortization and depreciation provisions.

Other plant and equipment are depreciated on a straight-line basis over the following estimated useful lives:

                    Building and improvements..    25 years
                    Equipment and others assets  5-25 years
                    Platforms.................. 10-25 years

(iii)  Impairment

Management reviews long-lived assets, primarily property, plant and equipment to be used in the business and capitalized costs relating to oil and gas activities, whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)

the bases of undiscounted future cash flows. The reviews are carried out at the lowest level of assets to which the Company is able to attribute identifiable future cash flows. The net book value of the underlying assets is adjusted to their fair value using a discounted future cash flow model, if the sum of the expected future cash flows is less than the book value.

The Company records assets which management has committed to a plan of disposal at the lower of cost or fair value less incremental direct costs to sell the related assets.

(iv)  Maintenance and repairs

The actual costs of major maintenance, including turnarounds at refineries and vessels, as well as other expenditures for maintenance and repairs, are expensed as incurred.

(v)  Capitalized interest

Interest is capitalized on specific projects when construction takes considerable time and involves major expenditures. Capitalized interest is allocated to property, plant and equipment and amortized over the estimated useful lives of the related assets.

(h)  Revenues, costs and expenses

Revenues from sales of crude oil and oil products, petrochemical products and others are recognized on an accrual basis when title has transferred to the customer. Revenues from sales of natural gas are accounted for when the natural gas is sold to the customer. Differences between these sales and the Company's share of production are routinely adjusted. These differences are not significant. Costs and expenses are accounted for on an accrual basis.

(i)  Accounting for the effect of Federal Government regulation

The Brazilian oil and gas industry has been subject to extensive regulation by the Federal Government. PETROBRAS has been used by the Federal Government to implement these various regulations. Since 1996, the Federal Government has introduced several measures to deregulate the oil and gas industry in Brazil, including the enactment of the Oil Law in 1997. One of the consequences of the Oil Law was the implementation of new regulations on July 29, 1998 that significantly changed the Federal Government's regulation of the Brazilian oil and gas market. As a result of the Federal Government regulations during the periods presented, the financial statements may not be comparable to those of other oil and gas companies.

The impact of Federal Government regulation on the Company's operating structure has been recorded in the Petroleum and Alcohol Account. The impact of these regulations are recorded in the income statement to correspond with underlying transactions when compliance with applicable law has occurred and collection is reasonably assured.

The Company's financial statements for the periods presented were impacted by Federal Government regulation in the following ways:

Sales of products and services. Products were sold at prices established by the Federal Government for each type of basic oil product on the basis of political and economic conditions in Brazil.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


Net operating revenues. Net operating revenues were determined using actual quantities sold and the realization price, or "PR". The Federal Government determined the PR for each of PETROBRAS' principal oil products, through application of pricing formulas that, with a lag of approximately one-month, reflected changes in the U.S. dollar/real exchange rate and international market prices for benchmark products. The difference between the price at which PETROBRAS sold each of its oil products, net of value added and other taxes on sales, and the PR for that product was the Parcela de Precos Especifica, or PPE, which has been presented as an adjustment to sales of products and services with a corresponding amount recorded in the Petroleum and Alcohol Account.

Cost of Sales. Import costs are recorded at prices actually paid by the Company. The Company purchased and sold fuel alcohol on behalf of the Federal Government and recorded the net effect of these sales against the Petroleum and Alcohol Account with an offsetting adjustment to cost of sales. However, during the three year period ended December 31, 2001, the volumes of fuel alcohol purchased and sold in this capacity were not significant.

Selling, general and administrative expenses. The Federal Government provided reimbursements to PETROBRAS and distributors (including BR) of transportation subsidies. These amounts increased the balance of the Petroleum and Alcohol Account and reduced selling, general and administrative expenses.

Payments to third parties. PETROBRAS reimbursed distributors and fuel alcohol producers who incurred transportation and other costs in categories specified by the Federal Government in connection with the commercialization of oil products and fuel alcohol, and were entitled to claim reimbursement under existing regulations. Additionally, PETROBRAS was required to fund the administrative expenses of the National Petroleum Agency--ANP. These payments were made after determination by the Federal Government and were recorded as an increase in the Petroleum and Alcohol Account and did not impact the income statement.

The impact on the balance sheet of the Federal Government's regulation of the Brazilian oil and gas industry was recorded in the Petroleum and Alcohol Account (see Note 10) at December 31, 2001, 2000 and 1999. The impact on the income statement for the three years ended December 31, 2001 is summarized as follows, by income statement component:

                                                                                     Years ended
                                                                                     December 31
                                                                                  -----------------
                                                                                  2001  2000  1999
                                                                                  ----  ---- ------
Specific parcel price--PPE (collected) advanced.................................. (969) 288  (1,656)
                                                                                  ====  ===  ======
Cost of sales (increase) decrease Commercialization of fuel alcohol..............  (68)  19    (143)
                                                                                  ====  ===  ======
Selling, general and administrative expenses (decrease) Transport of oil products  (45) (81)   (132)
                                                                                  ====  ===  ======
Financial income (financial income on the Petroleum and Alcohol Account).........   16   35      95
                                                                                  ====  ===  ======

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


Liberation of the fuel market in Brazil

In accordance with Laws 9478 (Petroleum Law) and 9990, dated August 6, 1997 and July 21, 2000, respectively, the fuel market in Brazil was totally liberated as from January 1, 2002 permitting other companies to produce and sell on the domestic market, and also import and export oil products. The following amendments were also enacted:

      (i) By means of Law 10336 dated December 19, 2001, the Contribution for Intervention in the Economic Domain-CIDE was introduced, levied on the import and sale of fuel, whose taxpayers are the corresponding producers, formulators and importers. The amount of CIDE to be collected is established in reais per sales unit, applicable to each product;

     (ii) The regulations for the sale of oil products were established by ANP Administrative Rules 309 and 310, of December 27, 2001, and for imports and exports of oil products, by ANP Administrative Rules 312 to 315, dated December 27, 2001.

          As from January 1, 2002, PETROBRAS is no longer required to charge the prices established by the Federal Government on the sale of oil products, and the realization value is no longer established by a formula parameterized to the international market. Therefore the PPE is no longer collected.

          Considering the liberation of the market and current legislation, as from January 1, 2002, the Petroleum and Alcohol Account will no longer be used to reimburse expenses related with the supply of oil products and fuel alcohol to PETROBRAS and third parties.

(j)  Income taxes

The Company accounts for income taxes in accordance with SFAS 109--Accounting for Income Taxes ("SFAS 109"), which requires an asset and liability approach to recording current and deferred taxes. The effects of differences between the tax bases of assets and liabilities and the amounts recognized in the financial statements have been treated as temporary differences for the purpose of recording deferred income taxes.

PETROBRAS records the tax benefit of all net operating losses as a deferred tax asset and recognizes a valuation allowance for any part of this benefit which management believes will not be recovered against future taxable income using a "more likely than not" criterion.

(k)  Employee postretirement benefits

The Company sponsors a contributory defined-benefit pension plan covering substantially all of its employees. With respect to such plans, SFAS 87--Employers' Accounting for Pensions ("SFAS 87") was adopted by the Company on January 1, 1994, because it was not feasible to apply this standard on January 1, 1989, the date that SFAS 87 first became applicable for non-U.S pension funds. The amount recorded directly to equity upon adoption of SFAS 87 was US$ 946. However, the net transitory obligation was computed retroactively as if it had been established on January 1, 1989 and is amortized over a 15-year period.

In addition, the Company provides certain health care benefits for retired employees and its dependents. The cost of such benefits is recognized in accordance with SFAS 106--Postretirement Benefits Other Than Pension ("SFAS 106"). The Company has disclosed information about its employee postretirement benefits in accordance with SFAS 132--Employers' Disclosures about Pensions and Other Postretirement Benefits ("SFAS 132").

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


The Company also contributes to the national pension, social security and redundancy plans at rates based on payroll, and such contributions are expensed as incurred. Further indemnities may be payable upon involuntary severance of employees but, based on current operating plans, management does not believe that any amounts so payable will be material.

(l)  Environmental and remediation costs

Environmental costs relating to current operations are expensed or capitalized, as appropriate, depending on whether such costs provide future economic benefits. Liabilities are recognized when the costs are considered probable and can be reasonably estimated. Measurement of liabilities is based on currently enacted laws and regulations, existing technology and undiscounted, site-specific costs.

(m)  Compensated absences

The liability for future compensation of employees for vacations is accrued as earned.

(n)  Earnings per share

Earnings per share are computed using the two-class method, which is an earnings allocation formula that determines earnings per share for both preferred stock, a participating security, and common stock. The preferred stock is participating since the preferred shares participate in dividends and undistributed earnings with the common stock at a predetermined formula. Such formula allocates the net income, as if all of the net income for each year had been distributed, first to the preferred shares in an amount equal to the preferred shares' priority minimum annual dividend of 5% of their paid-in capital as stated in the statutory accounting records, then to common stock in an amount equal to the preferred shares' priority dividend on a per share basis and any remaining net income is allocated equally to the common and preferred shares.

Earnings may be capitalized or otherwise appropriated; consequently, such earnings would no longer be available as dividends.

Each American Depositary Share (ADS) for common stock represents one share of the Company's common stock or one share of the Company's preferred stock and, in each case, is presented together with earnings per share.

(o)  Research and development costs

Research and development costs are charged to expense when incurred.

(p)  Accounting for derivatives and hedging activities

The Company may use derivative financial instruments to mitigate the risk of unfavorable price movements on crude oil purchases. Gains and losses on these hedges are deferred until the underlying hedged transaction impacts earnings and are recognized as adjustments to cost of products or sales. Cash flows associated with these derivatives are reported with the underlying hedged transaction's cash flows. Transaction fees associated with these derivatives are expensed as incurred.

The Company may also use derivative financial instruments to protect against exchange-rate movements affecting its foreign currency denominated indebtedness. Gains and losses from changes in the fair value of these contracts are recognized in income currently, offsetting foreign exchange gains and losses arising on the Company's outstanding debt balance.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133--Accounting for Derivative Financial Instruments and Hedging Activities (SFAS 133). The standard, as amended by SFAS 137--Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB 133, and amendment of FASB Statement No. 133 and SFAS 138--Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133 (referred to hereafter as "SFAS 133"), was adopted, as required as of January 1, 2001. SFAS 133 defines derivatives broadly such that the Company's purchase and sale contracts could be considered derivatives except that the Company may qualify for certain exemptions. The Company has determined these contracts qualify for these exemptions. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge relationship. For fair value hedge transactions in which the Company is hedging changes in an asset's, liability's, or a firm commitment's fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value attributable to the hedged risk.

For cash-flow hedge transactions in which the Company is hedging the variability of cash flows related to a variable-rate asset, variable-rate liability, or a forecasted transaction, the effective portion of the gain or loss on the derivative instrument will be reported in other comprehensive income. The gains and losses on the derivative instrument that is reported in other comprehensive income will be reclassified as earnings in the periods in which earnings are impacted by the hedged item. The ineffective portion of all hedges will be recognized in current period earnings. The gain and loss on all derivatives not designated as hedges are recognized in earnings.

Upon adoption of SFAS 133, the Company determined that all of its derivative financial instruments that had previously been treated as hedges will not qualify for hedge accounting under the new standard. The net-of-tax cumulative-effect recorded on January 1, 2001 to recognize at fair value all of the Company's derivative instruments was immaterial.

Although SFAS 133 provides a significant change in the accounting guidance related to derivative instruments and hedging activities, the Company has determined that the more stringent accounting and documentation requirements under SFAS 133 will not cause any significant changes in its overall risk management strategy and in its overall hedging activities. Implementation issues continue to be addressed by the FASB and any changes to existing guidance might impact the Company's implementation.

(q)  Reclassifications

Certain prior years' amounts have been reclassified to conform with the current year's presentation. These reclassifications had no impact on the Company's net income or stockholders' equity.

(r)  Recently issued accounting pronouncements

The Financial Accounting Standards Board ("FASB") has recently issued the following Statements of Financial Accounting Standards ("SFAS"). The SFAS's issued in July 2001 were: SFAS No. 141, Business Combinations ("SFAS No. 141") and SFAS No. 142, Goodwill and Other Intangible Asset ("SFAS 142"). In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)

Obligations ("SFAS 143"). In October 2001, SFAS No. 144, Accounting for the Impairment or Disposal of Long Lived Assets ("SFAS 144") was also issued. SFAS No. 141, requires the purchase method of accounting for all business combinations, applies to all business combinations initiated after June 30, 2001 and to all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS No. 142 requires that goodwill as well as other intangible assets with indefinite lives not be amortized but be tested annually for impairment and is effective for fiscal years beginning after December 15, 2001. Adoption of SFAS 141 and 142 will not have a material impact on the financial position and results of operations of the Company.

SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. It supersedes, with exceptions, SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and is effective for fiscal years beginning after December 15, 2001. The Company is currently assessing the impact of SFAS No. 143 and No. 144 and therefore, at this time cannot reasonably estimate the effect of these statements on its financial condition, result of operations and cash flows.

3.  Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutorily enacted tax rates applicable in the years presented are as follows:

                                        Years ended December 31
                                       --------------------------
                                         2001     2000     1999
                                       -------- -------- --------
               Federal income tax rate       25       25       25
               Social contribution (*)  9 to 12  9 to 12  8 to 12
                                       -------- -------- --------
               Composite tax rate..... 34 to 37 34 to 37 33 to 37
                                       ======== ======== ========

(*) Pursuant to a provisional measure, the social contribution rate was increased to 12% for the period May 1, 1999 to January 31, 2000 and it was reduced to 9% for the period February 1, 2000 to December 31, 2002. The social contribution rate will become 8% again effective January 1, 2003. Because provisional measures are valid only for 30 days unless approved by the Congress, for purposes of application of SFAS 109, the enacted rate continues to be 8%. Therefore, this rate was used to calculate deferred taxes at December 31, 2001, 2000 and 1999.

During 2001, the Company recognized a benefit in the amount of US$ 111, relating to the reversal of a tax provision established in previous years in connection with the privatization of certain affiliates of PETROQUISA included in the National Privatization Program (PND) due to expiration of the statute of limitations.

Also during 2001, certain changes were introduced in the Brazilian tax legislation, including earnings from foreign subsidiaries in the determination of current taxes payable in Brazil. As a result, the Company recorded a provision of US$ 100 relating to income taxes on its foreign subsidiaries undistributed taxable income generated since 1996.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


The following reconciles the tax calculated based upon statutory tax rates to the income tax (expense) benefit recorded in the financial statements.

                                                          Years ended December 31
                                                          --------------------
                                                           2001      2000   1999
                                                          ------    ------  ----
 Income before income taxes and minority interest........  4,792     7,803   946
                                                          ======    ======  ====
 Tax expense at statutory rates.......................... (1,629)   (2,653) (350)
 Adjustments to derive effective tax rate:
    Reversal of income tax payable.......................    111
    Tax benefit of interest on stockholders' equity......    307       315   153
    Non-deductible postretirement health benefits........    (73)     (102)  (76)
    Taxes on unremmited earnings of foreign subsidiaries.   (100)
    Foreign income subject to different tax rates........     94        51    22
    Change in valuation allowance........................    (38)      (94)  (15)
    Others...............................................    (61)      (40)   17
                                                          ------    ------  ----
 Income tax expense per consolidated statement of income. (1,389)   (2,523) (249)
                                                          ======    ======  ====
 Domestic taxes.......................................... (1,256)   (2,496) (227)
 Foreign taxes...........................................   (133)      (27)  (22)
                                                          ------    ------  ----
                                                          (1,389)   (2,523) (249)
                                                          ======    ======  ====

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


The major components of the deferred income tax accounts in the consolidated balance sheet are as follows:

                                                                                As of December 31
                                                                                ----------------
                                                                                 2001     2000
                                                                                 -----   -------
Current
   Assets
   Inventories.................................................................    66       87
   Lease obligations...........................................................    83       78
                                                                                 -----    -----
Net current deferred tax assets................................................   149      165
                                                                                 =====    =====
Non-current
   Assets
   Employees' post-retirement benefits, net of unrecognized pension obligation.   409       74
   Deferred charges............................................................    43       51
   Tax loss carryforwards......................................................   197      502
   Investments.................................................................    87       75
   Lease obligations...........................................................   426      452
   Project Finance.............................................................   582      298
   Other temporary differences.................................................   257      197
   Valuation allowance.........................................................  (170)    (147)
                                                                                 -----    -----
                                                                                1,831    1,502
                                                                                 -----    -----
   Liabilities
   Capitalized exploration and development costs...............................   709      615
   Accelerated depreciation....................................................    34       72
   Property, plant and equipment............................................... 1,740    1,621
   Interest on government securities held-to-maturity..........................            835
   Tax effect on unrealized gain on investments available-for-sale.............     7       32
   Other temporary differences.................................................    58       49
                                                                                 -----    -----
                                                                                2,548    3,224
                                                                                 -----    -----
Net long-term deferred tax liabilities.........................................   717    1,722
                                                                                 =====    =====

As a result of the NTN-P swap transaction described in note 5, the income tax on interest on government securities held-to-maturity, which payment had been deferred, became payable and the corresponding provision for income tax and social contribution was transferred to current liabilities.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


Although realization of net deferred tax assets is not assured, management believes that, except where a valuation allowance has been provided, such realization is more likely than not to occur. The amount of the deferred tax asset considered realizable could, however, be reduced if estimates of future taxable income are reduced. The following presents the changes in the valuation allowance for the years ended December 31, 2001, 2000 and 1999:

                                           2001  2000  1999
                                           ----  ----  ----
                    Balance at January 1,. (147)  (86) (18)
                       Additions..........  (23)  (61) (68)
                                           ----  ----  ---
                    Balance at December 31 (170) (147) (86)
                                           ====  ====  ===

Tax loss carryforwards do not expire and are available for offset against future taxable income, limited to 30% of taxable income in any individual year.

4.  Cash and Cash Equivalents

                                                        As of December 31
                                                        -----------------
                                                        2001     2000
                                                         -----   --------
            Cash.......................................   789      343
            Short-term investment funds--local currency 5,856    5,433
            Time deposits--U.S. dollars................   715       50
                                                         -----    -----
                                                        7,360    5,826
                                                         =====    =====

5.  Government Securities

(a)  Held-to-maturity

The Company's National Treasury Bonds "Series P" (NTN-P) were received in exchange for other securities received by the Company during the 1990's for the sale of certain assets under the National Privatization Program (PND). The bonds were denominated in reais and earned interest of 6% p.a. plus the variation of the TR (Reference Rate) and had maturities from 2007 to 2010.

The NTN-P notes could not be traded in the secondary market; therefore, they were recorded at face value plus accrued interest. The bonds could only be redeemed at the maturity date or at an earlier date, at face value plus accrued interest, if they were used to pay debt to the Federal Government or agencies related to the Federal Government.

On December 28, 2001, a contract was entered into with the Federal Government to exchange the NTN-P, for National Treasury Notes--Series B (NTN-B) with a face value of US$ 3,239, created on July 4, 2001 by means of Federal Decree No 3859. The exchange was accounted for at fair value and a loss of US$ 1,099 was recorded in the results of operations for the year. Also on December 28, 2001, in accordance with a contract signed between PETROBRAS and PETROS, the Company transferred NTN-B notes with a fair value of US$ 1,475 to PETROS to increase pension assets.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


(b)  Available-for-sale

NTN-B

The Company has retained title to NTN-B, mentioned in 5(a) above, amounting to US$ 665. These bonds have been advanced to PETROS and the Company intends to utilize them to provide incentives to participants of the PETROS Plan to migrate to the PETROBRAS VIDA plan, as described in note 14. Accordingly, as the Company still has the risks and rewards relating to the bonds, they are being accounted for as available-for-sale securities and their corresponding earnings will be recorded on an amortized cost basis, with changes in fair value presented in the statement of stockholders' equity as a component of other comprehensive income.

The bonds were denominated in reais and earn interest of 6% p.a. plus the variation of the IPCA (Consumer Price Index--Adjusted) and mature in 2031.

ELET/SIBR

During 1996, the Company received government securities ("ELET" and "SIBR") as settlement of a net obligation owed by various government agencies and companies controlled by the Federal Government.

The Company accounted for their securities as available-for-sale. In February 2000, the Company transferred these investments to PETROS, the Company's pension plan, at fair value, in order to increase plan assets. As a result of the transfer, the Company realized a total loss of US$ 192. This loss was recorded as a component of other expenses, net, in the income statement.

6.  Accounts Receivable

Accounts receivable consisted of the following:

                                                       As of December 31
                                                       ----------------
                                                        2001     2000
                                                        -----   -------
            Trade
               Third parties.......................... 2,899    2,766
               Related parties (Note 21)..............   100       72
            Others....................................   680
                                                        -----    -----
                                                       3,679    2,838
                                                        -----    -----
            Less: allowance for uncollectible accounts  (708)    (312)
                                                        -----    -----
                                                       2,971    2,526
            Less: Long-term accounts receivable, net..  (212)    (315)
                                                        -----    -----
            Current accounts receivable, net.......... 2,759    2,211
                                                        =====    =====

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


                                                  As of December 31
                                                  ----------------
                                                  2001  2000  1999
                                                  ----  ----  ----
             Allowance for uncollectible accounts
             Balance at January 1,............... (312) (283) (114)
                Additions........................ (421)  (33) (188)
                Write-offs.......................   25     4    19
                                                  ----  ----  ----
             Balance at December 31.............. (708) (312) (283)
             Allowance on short-term receivables.  (66)  (57)  (84)
                                                  ----  ----  ----
             Allowance on long-term receivables.. (642) (255) (199)
                                                  ====  ====  ====

During 1999, the Company changed the method of estimating the allowance for doubtful accounts relating to receivables from the distribution segment. The effect of the change in estimate in the amount of US$ 109 was charged to selling, general and administrative expenses in the income statement, in accordance with the provisions of APB 20--Accounting Changes.

At December 31, 2001, long-term receivables include US$ 532 relating to payments made by the Company to suppliers and subcontractors on behalf of certain constructors. These constructors had been hired by the subsidiary BRASOIL for the construction/conversion of vessels into FPSO ("Floating Production, Storage and Offloading") and FSO ("Floating, Storage and Offloading") and failed to make the payments to their suppliers and subcontractors. The Company made the payments to avoid further delays in the construction/conversion of the vessels and consequent losses to BRASOIL.

Based on opinions from the legal advisers of BRASOIL, these payments can be reimbursed, since they represent a right of BRASOIL with respect to the constructors, for which reason judicial action was filed with international courts to seek financial reimbursement. However, as a result of the litigious nature of the asset and the uncertainties with regards to the probability of receiving all the amounts disbursed, the Company recorded a provision for uncollectible accounts for all credits that are not backed by collateral, in the amount of US$ 394, classified under other expenses, net.

7.  Inventories

Inventories are comprised of the following:

                                                     As of
                                                  December 31
                                                  -----------
                                                  2001  2000
                                                  ----- -----
                  Products
                     Oil products................ 1,088 1,190
                     Fuel alcohol................   186   202
                                                  ----- -----
                                                  1,274 1,392
                  Raw materials, mainly crude oil   583 1,272
                  Materials and supplies.........   542   423
                                                  ----- -----
                                                  2,399 3,087
                                                  ===== =====


--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


8.  Property, Plant and Equipment

(a)  Composition of balance

Property, plant and equipment, at cost, are summarized as follows:

                                                 As of December 31
                               -----------------------------------------------------
                                          2001                       2000
                               -------------------------- --------------------------
                                      Accumulated                Accumulated
                                Cost  depreciation  Net    Cost  depreciation  Net
                               ------ ------------ ------ ------ ------------ ------
Buildings and improvements....    550      (298)      252    573      (341)      232
Oil and gas assets............ 21,512   (13,230)    8,282 21,981   (14,198)    7,783
Equipment and other assets....  9,330    (5,064)    4,266 11,094    (6,148)    4,946
Capital lease--platforms......  2,752      (866)    1,886  2,251      (604)    1,647
Rights and concessions........    150        (3)      147    130        (3)      127
Land..........................    149                 149    131                 131
Materials.....................    173                 173    184                 184
Expansion projects--
   Construction and
   installations in progress:
   Exploration and
     production...............  2,731               2,731  2,752               2,752
   Supply.....................    876                 876  1,307               1,307
   Gas and Energy.............    193                 193
   Distribution...............     37                  37     29                  29
   Other......................    187                 187     99                  99
                               ------   -------    ------ ------   -------    ------
                               38,640   (19,461)   19,179 40,531   (21,294)   19,237
                               ======   =======    ====== ======   =======    ======

During 2001, the Company capitalized US$ 123 of interest cost (2000--US$ 223; 1999--US$ 396).

(b)  Impairment

For the years ended December 31, 2001 and 2000, the Company recorded impairment charges of US$ 145 and US$ 37, respectively. The Company did not record an impairment charge in 1999. During 2001, US$ 129 of this impairment charge was related to producing properties in Brazil and was primarily recorded in the Company's Voador field (US$ 88) in the Campos basin and Caravelas field (US$
30) in the Santos basin. The remaining US$ 16 was recorded in the international segment primarily in the Company's Upia field (US$ 13) located in Colombia. During 2000, US$ 15 of the impairment charge was related to producing properties in Brazil and was primarily recorded in the Company's Cidade de Sao Sebastiao Ferreira field (US$ 5) in the Sergipe Alagoas basin. The remaining US$ 22 was recorded in the international segment, primarily in the Company's Upia field (US$ 16) located in Colombia. These charges were recorded based upon the Company's annual assessment of the fields using prices consistent with those used in the Company's overall strategic plan.

The writedown of proved properties was determined by comparing the book values of the properties to their undiscounted future cash flows. For those properties where the book value exceeded the

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)

undiscounted future cash flows, the book values were written down to fair value measured by calculating the net present value of the future cash flows. There were no fixed price forward sales considered in the discounted cash flow models.

(c)  Return of exploration areas to the National Petroleum Agency (ANP)

During 2001, PETROBRAS returned to the ANP the rights to over 59 concessions previously granted to the Company on August 6, 1998.

Of the 59 concessions returned to the ANP, PETROBRAS had exclusive rights over 43 concessions, while the other 16 were operated in partnership with other companies.

In the 59 blocks returned, PETROBRAS had made 17 discoveries. The development area (part of the blocks which are being returned) corresponding to these discoveries will remain with the Company in order for work to continue on evaluating the feasibility of production.

(d)  Acquisitions and dispositions

Beginning at the end of the fourth quarter of 1999 through 2000, the Company entered into five contracts with leading oil and gas companies for the exploration, development and production of three exploratory fields. Under these contracts, the Company sold a partial interest in each of these fields for US$ 133, which was received during 2000. The Company recorded the entire proceeds received as a gain because it had no carrying costs in these fields. Additionally, under these contracts, the Company will be carried for a minimum exploratory work program, but will participate in any subsequent development and production of the field in accordance with its working interest. This gain has been recorded as a component of other expenses, net, in the income statement.

On August 31, 2001, the Company completed the sale of PETROBRAS U.K. Limited, a subsidiary of BRASOIL, to Enterprise Oil. The sale of PETROBRAS UK Limited generated an after tax profit of US$ 85.

(e)  P-36 Platform Accident

On March 15, 2001, an accident occurred on the Company's P-36 semi-submersible oil and gas production platform located in the Roncador field in the Campos Basin, which resulted in the total loss of the platform on March 20, 2001. As a result of the accident, the Company recorded an initial loss of US$ 95 in March 2001.

In addition, in December 2001, based on an appraisal by the technical area of the Company, management concluded that recovery of the lines and oil pipelines connected to the platform P-36 was impossible, which resulted in an additional loss of US$ 60.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


The total loss, net of insurance proceeds, has been recorded as a component of other expenses, net, as follow:

      Capitalized platform costs....................................  594
      Lease termination costs.......................................   47
      Other costs...................................................   11
                                                                     ----

      Total capitalized and other costs associated with the platform  652
      Less: Insurance proceeds received............................. (497)
                                                                     ----

      Total loss recorded...........................................  155
                                                                     ====

On June 18, 2001 the Company paid the amount of US$ 326 related to the lease obligation and on July 1, received the amount of US$ 497 related to the insurance proceeds.

9.  Investments in Non-Consolidated Companies and Other Investments

PETROBRAS conducts portions of its business through investments in companies accounted for using the equity and cost methods. These non-consolidated companies are primarily engaged in the petrochemicals and products transportation businesses.

The Company's participation in the voting shares of its equity non-consolidated companies ranged from 28% to 49%. At December 31, 2001, the Company's investment in these equity non-consolidated companies amounted to US$ 159 (2000-US$ 140), and the Company recorded equity in results of non-consolidated companies of US$( 8) for the year ended December 31, 2001 (2000-US$ 26; 1999-US$ 39).

The Company also holds interests in other companies that are less than 20% of the total voting shares. At December 31, 2001 and 2000, the Company had invested US$ 321 and US$ 293, of which US$ 154 and US$ 184, respectively, was invested in companies with publicly traded shares. The Company's investment in these companies with publicly traded shares has been recorded at market value. The Company has recorded unrealized gains for the difference between the fair value and the cost of the investment on these investments of US$ 19 and US$ 97 as of December 31, 2001 and 2000. These unrealized gains are reflected as a component of stockholder's equity, net of tax, with changes in the unrealized balance recorded as a component of comprehensive income.

Portions of the Company's investments are held in companies participating in the PND described in Note 5(b). The carrying value of these investments amounted to US$ 139 at December 31, 2001 (US$ 149 at December 2000). Companies included in the privatization program have been generally sold at prices above the minimum auction prices. However, at December 31, 2001 and December 31, 2000, it is not possible to estimate any adjustments which might be required to bring the book value of the investments into line with their realization value, due to the ongoing status of the privatization program. No dates have been defined by the Federal Government for the sale of these investments.


--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


10.  Petroleum and Alcohol Account--Receivable from Federal Government

The Petroleum and Alcohol Account--Receivable from Federal Government (the Petroleum and Alcohol Account) has been used to accumulate the impact of the Federal Government's regulation policies for the Brazilian oil and gas industry on PETROBRAS. The Petroleum and Alcohol Account accrues financial income on its outstanding balance at the Referential Rate Index--TR, which was 2.3% in 2001 (2.1% in 2000).

As provided in the applicable regulations, the Petroleum and Alcohol Account is a legal, valid and binding receivable from the Federal Government and collectibility of the receivable is not subject to future operations. The applicable regulations also provide that the Company has the right to offset amounts owed to the Federal Government relating to the regulation policies of the Brazilian oil and gas industry against the receivable. These increases and decreases in the Petroleum and Alcohol Account relating to the programs described in Note 2(i) have been recognized in accordance with applicable law when the underlying transaction occurred.

According to specific legislation applicable to the Petroleum and Alcohol Account through December 31, 2001, the Petroleum and Alcohol Account was realized through collection of the Specific Parcel Price-PPE generated by the sale of the majority of basic oil products (gasoline, diesel oil and LPG). The PPE represented the difference between the selling prices of these products at the refinery (net of ICMS and other charges levied on sales), fixed in reais by the Federal Government, and the corresponding realization prices for such products, which is the basis for calculating net operating revenues. The realization price (PR) for each oil product was determined on the basis of a pricing formula established by the Federal Government that, with a lag of approximately one month, reflected changes in oil products quotations on the international market and the exchange rate. When the invoicing price net of ICMS and PASEP/COFINS exceeded the realization price, the PPE collection was positive and reduced the balance of the Petroleum and Alcohol Account. Conversely, when the invoicing value net of ICMS and PASEP/COFINS was less than the realization price, the PPE collection was negative and increased the balance of the Petroleum and Alcohol Account.

The net effect of these regulations on the income statement is summarized in
Note 2(i) and the net effect of these regulations on the balance sheet is summarized below.

Movements of the Petroleum and Alcohol Account

During 2000, the Federal Government continued to control the sales price of the Company's oil products, resulting in an average 45% increase in sales prices for certain of the Company's oil products to reflect the higher international prices for these products. Additionally, the Federal government reduced the importation taxes for oil products from 9% to 6%, effective January 1, 2000, which reduced the PR. Finally, the Federal Government deregulated the price of petrochemical naphtha, effective August 9, 2000, which impacted the sale price for this product.

Despite these changes in the Federal Government's regulations, and the stable exchange rate, the balance of the Petroleum and Alcohol Account increased by US$ 263 in 2000, because the net increase in the Company's oil product sales prices was not sufficient to offset the 47% increase in international oil products prices and a lag between the increase in international market prices and the Company's sales prices, resulting in a negative PPE of US$ 288 million. This increase was partially offset by a reduction of US$106 in the balance of the account as a result of the completion of the certification process on a portion of the activity during the period under review by the Working Group, as described below.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


During 2001, as a part of the evolving deregulation of the Brazilian oil and gas industry, the Federal Government determined that the Company's sales prices for diesel oil, gasoline and LPG would be established, each quarter, on the basis of a readjustment factor (IR), calculated using a formula that reflected changes in the Real/U.S. dollar exchange rate and the prevailing international price of Brent crude during the preceding quarter. Under this new pricing methodology, on April 6, 2001, gasoline and diesel prices were reduced 5.51% and 3.63%, respectively; on July 6, 2001, gasoline, diesel oil and LPG prices were increased by 10.42%, 8.27% and 4.34%, respectively; and on October 5, 2001, gasoline, diesel oil and LPG prices were increased by 4.08%. In addition, during 2001, the Federal Government liberated invoicing prices for aviation kerosene for use in domestic and international flights, and fuel oils, as from July 2001 and November 2001, respectively. The balance of the Petroleum and Alcohol Account in 2001, was reduced from US$ 1,509 as of December 31, 2000 to US$ 81. This decrease was primarily due to the collection of PPE amounting to US$ 969, reflecting the increase in invoicing prices and a reduction of 31.4% in the average realization prices of controlled oil products (US$ 40.55 per bbl in December 2000 and US$ 27.83 per bbl in December 2001). In addition, as described below, the balance of the account was reduced by US$ 405 as a result of the completion of the certification process by the Working Group.

National Treasury Bonds Series H (NTN-H)

On June 30, 1998, PETROBRAS and the Federal Government reached an agreement whereby the Federal Government issued National Treasury Bonds--H (NTN-H) into a federal depositary on behalf of PETROBRAS to support the balance of the account. The value of the outstanding bonds at December 31, 2001 and 2000 was US$ 92 and US$ 1,062, respectively, at which time the balance of the Petroleum and Alcohol Account was US$ 81 and US$ 1,509, respectively. The legal, valid, and binding nature of the account is not affected by any difference between the balance of the account and the value of the outstanding bonds.

Certification by the Federal Government

The Federal Government certified the balance of the Petroleum and Alcohol Account as of March 31, 1992. In September 1999 the Ministers of Finance, Agriculture and Internal Supply, and Mines and Energy created a Working Group to certify the balance of the Petroleum and Alcohol Account, relating to the period April 1, 1992 to June 30, 1998.

In December 2000, the Working Group concluded its certification process on a portion of the activity for this period, and the Company agreed to reduce the balance of the Petroleum and Alcohol Account by US$ 106. The adjustments accepted by the Company primarily related to differences in the calculation of certain transportation subsidies known as FUP/FUPA and the procedures used to determine the difference between the Company's actual and regulated cost of imported crude oil and oil products, both of which were eliminated with the implementation in 1998 of new regulations as discussed in Note 2(i).

In December 2001, the Company received the final report on the audit carried out by the Working Group. In addition to the December 2000 adjustment, the Working Group report included new recommendations with respect to adjustments to be deducted from the Petroleum and Alcohol Account in the amount of US$ 405, as follows:

(a) Modifications to procedures adopted in calculating the profit on sale of fuel alcohol, resulting in a reduction to the account of US$ 36;

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


(b) Alterations to the reimbursement methodology as certain amounts were disallowed by the Working Group, mainly on the transportation of oil products and fuel alcohol by sea, pipeline, road and rail, with port charges, resulting in a reduction to the account in the amount of US$ 140; and

(c) Modifications to the methodology applied with respect to interest on the Petroleum and Alcohol Account for the period from September 1994 through June 1996, resulting in a reduction to the account in the amount of US$ 229.

The movements in the Petroleum and Alcohol Account in the period July 1, 1998 to December 31, 2001, will also be subject to audits by ANP, during the first semester of 2002, and the results of the audit will be the basis for the settlement of the account with the Federal Government, which should be concluded by June 30, 2002, unless extended, in accordance with Provisional Measure No. 18 of December 28, 2001.

Since the Company has implemented all recommendations made by the Working Group to the accounting for the Petroleum and Alcohol Account for the period from July 1, 1998 to December 31, 2001, the Company does not expect significant adjustments from the ANP audit of this period.

Settlement of the Petroleum and Alcohol Account

In accordance with applicable law and regulations, and subject to the approval of the Company, settlement of the Petroleum and Alcohol Account may be in the form of (i) the transfer to the Company of an amount of NTN-H bonds equal to the balance of the Petroleum and Alcohol Account on the settlement date, (ii) the issuance of new instruments (the types and terms of which will be determined by the Federal Government at or before the time of settlement, subject to the Company's approval) in an amount equal to the balance of the account on the settlement date, (iii) the offset of the remaining balance of the account on the settlement date against other amounts owed by the Company to the Federal Government, such as federal taxes payable, or (iv) a combination of the foregoing.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


The following summarizes the changes in the Petroleum and Alcohol Account for the years ended December 31, 2001, 2000 and 1999.

                                                                 For the years ended
                                                                     December 31
                                                                ---------------------
                                                                 2001   2000   1999
                                                                -----  -----  ------
Opening balance................................................ 1,509  1,352   3,340
                                                                -----  -----  ------
Advances (collections):
   PPE.........................................................  (969)   288  (1,656)
                                                                -----  -----  ------
Reimbursements to third parties:
   Subsidies paid to fuel alcohol producers....................    45            303
   Others......................................................    17     19      35
                                                                -----  -----  ------
       Total reimbursements to third parties...................    62     19     338
                                                                -----  -----  ------
Reimbursements to PETROBRAS
   Transport of oil products...................................    45     81     132
   Net result of fuel alcohol commercialization activities (1).    68    (19)    143
                                                                -----  -----  ------
       Total reimbursements to PETROBRAS.......................   113     62     275
                                                                -----  -----  ------
       Total reimbursements....................................   175     81     613
Financial income...............................................    16     35      95
Results of audit conducted by the Federal Government (2).......  (405)  (106)
Translation loss (3)...........................................  (245)  (141) (1,040)
                                                                -----  -----  ------
Ending balance--December 31....................................    81  1,509   1,352
                                                                =====  =====  ======

(1) Recorded as a component of cost of sales.
(2) US$ 405 in 2001 and US$ 105 in 2000 were recorded as a component of other expenses, net and US$ 1 in 2000 was recorded as a component of monetary and exchange variation on monetary assets and liabilities, net.
(3) Translation losses are recorded as a component of the cumulative translation adjustment.

11.  Financing

(a) Short-term debt

The Company's short-term borrowings are principally from commercial banks and include import and export financing denominated in United States dollars, as follows:

                                                          As of
                                                       December 31
                                                       -----------
                                                       2001  2000
                                                       ----- -----
              Import--Oil and equipment...............   352 2,731
              Working capital.........................   749   397
                                                       ----- -----
                                                       1,101 3,128
                                                       ===== =====

The weighted average annual interest rates on outstanding short-term borrowings were 4.46% and 8.07% at December 31, 2001 and 2000, respectively.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


(b) Long-term debt

   (i) Composition

                                                          As of
                                                       December 31
                                                      -------------
                                                       2001   2000
                                                      -----  -----
             Foreign currency
               Financial institutions................ 1,861  2,366
               Suppliers' credits.................... 1,377  1,298
               Notes................................. 1,733    856
               Commercial paper......................          150
               Securitization of receivables.........   900
                                                      -----  -----
                                                      5,871  4,670
                                                      -----  -----
             Local currency
               Debentures (related party)............   276    310
               BNDES (related party).................   657    751
               Others................................    44     54
                                                      -----  -----
                                                        977  1,115
                                                      -----  -----

                                                      6,848  5,785
             Current portion of long-term debt.......  (940)  (952)
                                                      -----  -----
                                                      5,908  4,833
                                                      =====  =====

  (ii) Composition of foreign currency debt by currency

                                                          As of
                                                       December 31
                                                       -----------
                                                       2001  2000
                                                       ----- -----
              Currencies
                United States dollars................. 4,808 3,371
                Japanese Yen..........................   788   987
                French Franc..........................    59    78
                Italian Lira..........................   128   140
                Austrian Shilling.....................    81    86
                Others................................     7     8
                                                       ----- -----
                                                       5,871 4,670
                                                       ===== =====

 (iii) Maturities of the principal of long-term debt

The long-term portion at December 31, 2001 becomes due in the following years:

              2003.........................................   754
              2004.........................................   625
              2005.........................................   389
              2006.........................................   725
              2007 and thereafter.......................... 3,415
                                                            -----
                                                            5,908
                                                            =====

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


(iv)  Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

                                            As of December 31
                                            -----------------
                                            2001     2000
                                            -------- --------
                        Foreign currency
                           6% or less...... 1,890      890
                           Over 6% to 8%... 1,755    1,723
                           Over 8% to 10%.. 2,074    1,756
                           Over 10% to 15%.   152      301
                                             -----    -----
                                            5,871    4,670
                                             -----    -----
                        Local currency
                           6% or less......   537      637
                           Over 6% to 8%...   411
                           Over 8% to 10%..    13      442
                           Over 10% to 15%.    16       36
                                             -----    -----
                                              977    1,115
                                             -----    -----
                                            6,848    5,785
                                             =====    =====

(v)  Securitization of exports

In December 2001, the Company signed contracts (Master Export Contract and Prepayment Agreement) with a special-purpose entity not related to PETROBRAS, PF Export Receivables Master Trust ("PF Export"). The purpose of these contracts is to structure an operation to securitize future export receivables from sales of fuel oil and other products purchased on the international market. The assignment of rights on future export receivables represents a liability of the Company, which will be settled by the transfer of the receivables to PF Export, as and when they are generated.

As stipulated in the contracts, the Company assigned the rights to future receivables totaling US$ 900 million to PF Export, and in return PF Export delivered to the Company US$ 750 million in Senior Trust Certificates, maturing in 2010 and 2011 and bearing annual interest at rates between 6.60% and 6.75%. The US$ 150 million difference represents a form of guarantee for the collection of the underlying receivables through Junior Trust Certificates held by the Company.

In order to guarantee that the exported volumes during the period of the transaction are sufficient to support the financial obligations, a hedge operation was entered into to set a minimum price for the crude oil at US$ 14/barrel.

(vi)  Lines of credit

At December 31, 2001 and 2000, the Company had fully utilized all available lines of credit for the purchase of imports. Outstanding lines of credit at December 31, 2001 and 2000 were US$ 1,729 and US$ 4,029, respectively.

(vii)  Guarantees and covenants

Financial institutions abroad do not require guarantees from the Company. The financing granted by BNDES--National Bank for Social and Economic Development is guaranteed by a lien on the assets being financed (vessels).

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


At December 31, 2001 and 2000, GASPETRO had guaranteed certain debentures issued to finance the purchase of the transportation rights in the Bolivia/Brazil pipeline with 3,000 shares of its interest in TBG, a subsidiary of GASPETRO responsible for the operation of the pipeline.

The Federal Government guarantees TBG's Multilateral Credit Agency debt, which had an outstanding balance of US$ 506 and US$ 495 at December 31, 2001 and 2000, respectively. During 2000, the Federal Government, the Company, TBG, PETROQUISA and Banco do Brasil S.A. entered into an agreement whereby the revenues of TBG will serve as a counter-guarantee to this debt until the debt has been extinguished.

On May 9, 2001, the Company through its wholly-owned subsidiary, PIFCO, completed an offering of US$ 450 9 7/8% Senior Notes due May 2008 and on July 6, 2001, the Company completed another offering of US$ 600 9 3/4% Senior Notes due July 2011.

Both issuances are general senior unsecured and unsubordinated obligations of the Company and will rank equal in right of payment with all other unsecured and unsubordinated obligations that are not expressly subordinated in right of payment. The failure to make required payments of principal or interest by PIFCO will compel PETROBRAS to fulfill payment obligations.

PETROBRAS entered into a standby purchase agreement in support of the obligations of its wholly-owned subsidiary under the two note issuances in 2001 and their respective indentures. PETROBRAS has the obligation to purchase from the noteholders any unpaid amounts of principal, interest or other amounts due under the notes and the indenture applies, subject to certain limitations, irrespective of whether any such amounts are due at maturity of the notes or otherwise.

Subsequent to December 31, 2001, the Company, through PIFCO, issued two additional series of Senior Notes totaling $500 with complementary standby purchase agreements.

The Company's debt agreements contain affirmative covenants regarding, among other things, provision of information; financial reporting; conduct of business; maintenance of corporate existence; maintenance of government approvals; compliance with applicable laws; maintenance of books and records; maintenance of insurance; payment of taxes and claims; and notice of certain events. The company's debt agreements also contain negative covenants, including, without limitation, limitations on the incurrence of indebtedness; limitations on the incurrence of liens; limitations on transactions with affiliates; limitations on the disposition of assets; limitation on consolidations, mergers, sales and/or conveyances; negative pledge restrictions; change in ownership limitations; ranking; use of proceeds limitations; and required receivables coverages.

12.  Project Financings

Since 1997, the Company has utilized project financing to provide capital for the continued development of the Company's exploration and production and related projects. During 2001, the Company finalized negotiations on two new project finance arrangements. The following summarizes the nature of the projects in progress at December 31, 2001 and 2000.

The Company's arrangements related to these projects are considered leasing transactions. PETROBRAS' responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)

generated from the fields to fund the special purpose companies' debt and return on equity payments. At the end of each financing project, the Company will have the ability to purchase the leased or transferred assets from the special purpose company. Because the Company had commenced development or construction activities on each of these projects prior to completing the financing arrangement, and because of the Company's continuing involvement in these projects, the Company continues to reflect the assets related to the projects as a component of property plant and equipment and the related obligation as a component of project financing.

                                                        December 31
                                                       -------------
                                                        2001   2000
                                                       -----  -----
            Marlim....................................   713    941
            Nova Marlim...............................   933
            Barracuda/Caratinga.......................   773    166
            Espadarte/Voador/Marimba (EVM)............   498    849
            Cabiunas..................................   529    253
            Albacora..................................   303    412
            Pargo, Carapeba, Garoupa and Cherne (PCGC)    84
                                                       -----  -----
                                                       3,833  2,621
            Current portion of project financings.....  (680)  (565)
                                                       -----  -----
                                                       3,153  2,056
                                                       =====  =====

At December 31, 2001, the long-term portion of project finance becomes due in the followings years:

                           2003...............   364
                           2004...............   460
                           2005...............   752
                           2006...............   502
                           2007 and thereafter 1,075
                                               -----
                                               3,153
                                               =====

Marlim. On December 14, 1998, the Company entered into a consortium agreement with Companhia Petrolifera Marlim (CPM), a single purpose entity formed in November 1998 by a group of international financial institutions for the sole purpose of raising US$ 1,500 for the expansion and continued development of the Marlim oil field. In December 1999, CPM raised US$ 200 through a medium term note program, and an additional US$ 300 in 2000. Upon closing of the consortium agreement, PETROBRAS sold certain assets to CPM, who leased them back to PETROBRAS. Effective June 30, 1999 PETROBRAS conveyed its remaining assets in the Marlim field to CPM, who leased them back to PETROBRAS. Additionally, in June 1999, the shareholders of CPM and PETROBRAS entered into a Stock Option Agreement granting to PETROBRAS a call option at a bargain price at the end of the lease and to the shareholders of CPM a put option to PETROBRAS in the case of default. As of December 31, 2001 CPM had an outstanding loan balance of US $187 from the BNDES.

Barracuda/Caratinga. On June 23, 2000 the Company completed its project finance negotiations with the Barracuda Caratinga Leasing Company B. V. (BCLC), a special purpose entity formed by a group of international financial institutions for the sole purpose of raising US$ 2,500 for the development of the

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)

Barracuda and Caratinga oil and gas fields located in the Campos Basin. Permanent funding for this project has been raised from two governmental institutions (Japan's Bank of International Cooperation--JBIC and the BNDES) and from a syndicate of commercial banks. In conjunction with this project, the Company will contribute US$ 1,035 of drilling services through a drilling services contract signed with the Halliburton Company.

Espadarte/Voador/Marimba (EVM). On June 23, 2000, the Company completed its project finance negotiations with the EVM Leasing Corporation (EVMLC), a special purpose entity formed by a group of international financial institutions for the sole purpose of raising US$ 1,600 for the development of the Espadarte, Voador and Marimba oil and gas fields located in the Campos Basin. Permanent funding for the EVM project was provided by a syndicate of international financial institutions, Japanese trading companies, JBIC and BNDES. Bridge financing in the amount of US$ 300 for this project was prepaid in December 1999. Upon closing of the agreement, the Company sold previously identified oil and gas assets to EVM, who leased them back to the Company.

Cabiunas. On March 1, 2000, the Company completed its project finance negotiations with the Cayman Cabiunas Investment Co. Ltd., a special purpose entity formed by the Mitsui and Sumitomo banks for the sole purpose of raising US$ 850 for the expansion of the Cabiunas Complex located in Macae, in the state of Rio de Janeiro. Permanent financing was provided by JBIC, a syndicate of commercial banks led by the Bank of Tokyo-Mitsubishi and the special purpose company's equity investors.

Albacora. During 2000, the Company finalized negotiations for two separate financing projects related to the Albacora oil field located in the Campos basin. On November 28, 2000, the Company completed its negotiations related to a project financing arrangement with the Albacora Japan Petroleum Limited Company (AJP), a special purpose corporation formed in December 1998 for the sole purpose of providing financing for the continued development of the Albacora oil field. AJP's operations commenced in December 2000 with the purchase of certain oil and gas assets from the Company. AJP provided these assets exclusively to the Company in return for minimum proceeds of US$ 208 to be generated from the field's production. Permanent financing was provided by JBIC, the Japan National Oil Company (JNOC) and certain Japanese trading companies. In addition, in December 2000, PETROS, the Company's pension plan, agreed to provide funding for the development of this oil field. During 2000, PETROS advanced US$ 240 for the continued development of the field, and this amount has been classified together with the AJP financing transaction. AJP does not have any further funding needs.

Pargo, Carapeba, Garoupa, Cherne and Congro (PCGC). The PCGC is an offshore development project in the Pargo, Carapeba, Garoupa, Cherne and Congro fields. The project is a secondary extraction project using water-injection technology to reestablish the appropriate level of pressure in the reservoirs to maximize the recovery of oil and gas in these fields. In addition, the PCGC project includes equipment for new oil reserves in the Congro field. Management estimates total costs of the PCGC project to be US$ 134 million. Through December 31, 2001, the project received investments of US$ 84 million.

Nova Marlim. On December 6, 2001, the Company entered into a consortium agreement with Nova Marlim Petroleo S.A., a special purpose entity formed by a group of international financial institutions for the sole purpose of raising US$ 933 for the complementary development and production optimization of the Marlim oil field. Through December 31, 2001, the project received investments of US$ 32.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


13.  Capital Leases

The Company leases certain offshore platforms, which are accounted for as capital leases. At December 31, 2001, these assets had a net book value of US$ 1,886 (US$ 1,647 in 2000).

The following is a schedule by year of the future minimum lease payments at December 31, 2001:

          2002................................................   393
          2003................................................   385
          2004................................................   368
          2005................................................   320
          2006................................................   266
          Thereafter.......................................... 1,117
                                                               -----

          Estimated future lease payments..................... 2,849

          Less amount representing interest at 6.187% to 12.0%  (606)
          Less amount representing executory costs............   (15)
                                                               -----

          Present value of minimum lease payments............. 2,228

          Less current portion................................  (298)
                                                               -----

          Long-term portion................................... 1,930
                                                               =====

14.   Employees' Postretirement Benefits and Other Benefits

The Company sponsors a contributory defined benefits pension plan, Fundacao PETROBRAS de Seguridade Social--PETROS, which covers substantially all of its employees. The principal objective of PETROS is to supplement the social security pension benefits of the employees of PETROBRAS, its subsidiaries and non-consolidated companies, other companies and PETROS itself. The Company's funding policy is to contribute to the plan annually the amount determined by actuarial calculations. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

On October 16, 2000 PETROS established a defined contribution plan for the employees of TRANSPETRO for which contributions will be made at 5.32% of that subsidiary's payroll to match employee contributions.

Plan assets are invested primarily in equity securities, government securities and properties, including the following securities of related parties:

                                                     As of December 31
                                                     -----------------
                                                     2001      2000
                                                     --------- -------
                 PETROBRAS common shares............    21      32
                 PETROBRAS preferred shares.........    47      65
                 Government controlled companies....    21      81
                 Government securities.............. 1,823       4
                 Securities of other related parties   193     295
                                                       -----   ---
                                                     2,105     477
                                                       =====   ===

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


In addition, PETROS has agreed to provide certain financing for the continued development of the Albacora oil and gas field located in the Campos Basin (See
Note 12).

The Company also provides certain postretirement health care benefits for its employees and their dependents. The Company contributes to the plan an amount necessary to cover employee benefits for the year. Accordingly, the plan is unfunded.

According to Constitutional Amendment No. 20, which precludes state owned companies from making additional contributions to pension plans, computation of deficits in accordance with the actuarial method applied by the plan in its records maintained to satisfy the Brazilian regulatory agency (which differs from the method defined in SFAS 87), must be equally shared between the sponsor and the participants.

The funded status of the plans at December 31, 2001 and 2000, based on the report of the independent actuary, and amounts recognized in the Company's balance sheets at those dates, are as follows:

                                                             As of December 31
                                                    -----------------------------------
                                                          2001              2000
                                                    ----------------- -----------------
                                                    Pension   Other   Pension   Other
                                                    benefits benefits benefits benefits
                                                    -------- -------- -------- --------
Change in benefit obligation:
   Benefit obligation at beginning of year.........   6,711    2,019    7,079    1,913
   Service cost....................................      73       31       84       31
   Interest cost...................................     339      192      389      197
   Actuarial loss..................................     842       96      237      110
   Benefits paid...................................    (450)     (72)    (476)     (69)
   Gain on translation.............................  (1,055)    (318)    (602)    (163)
                                                     ------   ------   ------   ------
   Benefit obligation at end of year...............   6,460    1,948    6,711    2,019
                                                     ======   ======   ======   ======
Change in plan assets:
   Fair value of plan assets at beginning of year..   3,310             2,927
   Actual return on plan assets....................      51               385
   Company contributions...........................   1,810       72      648       69
   Employee contributions..........................      99                74
   Benefits paid...................................    (450)     (72)    (476)     (69)
   Loss on translation.............................    (521)             (248)
                                                     ------   ------   ------   ------
   Fair value of plan assets at end of year........   4,299             3,310
                                                     ======   ======   ======   ======
Reconciliation:
   Funded status...................................  (2,161)  (1,948)  (3,401)  (2,019)
   Unrecognized actuarial loss.....................   2,859      539    2,356      554
   Unrecognized transition obligation..............     187               333
                                                     ------   ------   ------   ------
   Net amount recognized...........................     885   (1,409)    (712)  (1,465)
                                                     ======   ======   ======   ======
Amounts recognized in the balance sheet consist of:
   Employees' postretirement benefits..............  (2,088)  (1,409)  (3,308)  (1,465)
   Unrecognized pension obligations................     187               333
   Accumulated other comprehensive Income..........   2,786             2,263
                                                     ------   ------   ------   ------
   Net amount recognized...........................     885   (1,409)    (712)  (1,465)
                                                     ======   ======   ======   ======

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


As discussed in Note 5(b), on February 1, 2000 the Company transferred to PETROS its ELET and SIBR government securities with a fair value of US$ 226. Also, as described in note 5, on December 28, 2001, the Company transferred to PETROS NTN-B notes with a fair value of US$ 1,475.

For measurement purposes, a 5.82% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease to 2.7% after 50 years.

Net periodic benefit cost includes the following components:

                                                    Years ended December 31
                                              -----------------------------------
                                                    2001              2000
                                              ----------------- -----------------
                                              Pension   Other   Pension   Other
                                              benefits benefits benefits benefits
                                              -------- -------- -------- --------
Service cost-benefits earned during the year.     73      31        84      31
Interest cost on projected benefit obligation    339     192       389     197
Expected return on plan assets...............   (207)             (168)
Amortization of initial transitory obligation    134               153
Gain (loss) on translation...................    (42)     24       (42)     24
Recognized actuarial loss....................    126               142
                                                ----     ---      ----     ---
                                                 423     247       558     252
Employee contributions.......................    (99)              (74)
                                                ----     ---      ----     ---
Net periodic benefit cost....................    324     247       484     252
                                                ====     ===      ====     ===

Assumptions used in 2001 and 2000 for both plans are summarized as follows:

                                                 2001                          2000
                                     ----------------------------- -----------------------------
                                        Pension         Other         Pension         Other
                                        benefits       benefits       benefits       benefits
                                     -------------- -------------- -------------- --------------
Discount rates...................... Inflation + 6% Inflation + 6% Inflation + 6% Inflation + 6%
Rates of increase in compensation
  levels............................ Inflation + 2% Inflation + 2% Inflation + 2% Inflation + 3%
Expected long-term rate of return on
  assets............................ Inflation + 6%                Inflation + 6%

The determination of the expense and liability relating to the PETROBRAS pension plan involves the use of actuarial assumptions. These include estimates of future mortality, withdrawal, changes in compensation and discount rate to reflect the time value of money as well as the rate of return on plan assets. These assumptions are reviewed at least annually and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of participants.

PETROBRAS and its actuarial consultants are currently reviewing the basis for estimating the assumed discount rate in light of the recent development of a secondary bond market in Brazil for high-grade long-term government securities. As insufficient evidence is available at December 31, 2001 to support a change, PETROBRAS chose not to change the discount rate assumptions. In the event the rate of return offered by these securities (nominal rate of 15.5% at December 31, 2001) is deemed to be consistent with

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)

the requirements of SFAS No. 87, and subsequent interpretations, for measurement of defined benefit obligations, PETROBRAS may adopt different assumptions in the future, which may have a significant impact on the amount of pension liability and expense.

Assumed health care costs trend rates have a significant effect on the amounts reported for the postretirement health care plans. A one-percentage-point change in assumed health care cost rates would have the following effects:

                                                        One percentage One percentage
                                                        point-increase point-decrease
                                                        -------------- --------------
Effect on total of services and interest cost component       42             (34)
Effect on postretirement benefit obligation............      295            (240)

PETROBRAS VIDA

In May 2001, the Board of Directors of PETROBRAS approved the creation of a mixed social security plan, for current and new employees, based on a defined contribution formula for programmable benefits and a defined benefit formula for risk benefits.

The new plan, PETROBRAS VIDA, was also approved by the Coordination and Control Department of State Companies (DEST) and by the Supplementary Social Security Secretariat (SPC) in October 2001.

The rules for the migration process and principal characteristics of the new plan for programmable benefits are described below:

..  Migration to the new plan is voluntary.

.. In the case of participants that migrate, the benefits (proportional rights at the time of migration) calculated based on the Plano PETROS will be settled by the Company with the foundation, and will be passed on to participants as a proportional benefit as from retirement with a guarantee by the Company (only for those who elect for the settled benefit). The participants that elect to transform the settled benefit into a mathematical reserve will bear the risk.

.. The benefits paid by PETROS to retirees and pensioners will be updated according to the IPCA--Expanded Consumer Price Index, and will no longer be affected by any alterations made by PETROBRAS to the salary policy, principally with respect to salary increases. In the case of participants that do not migrate, the linkage rules with salary increases will continue to be valid.

.. With the new plan, the contribution by PETROBRAS will be reduced from 12,93% to 8% (on average) on the contribution salary of migrating participants.

.. The PETROBRAS VIDA Plan is a defined-contribution plan during the accrual phase, and therefore no deficits will occur during this phase. After concession of the benefit, any deficits will be shared equally between the sponsor and the beneficiaries.

The migration process is currently temporarily suspended, as a result of a judicial ruling by the Regional Federal Court of the 1st Region handed down on January 10, 2002.

Therefore the impact of migration to the new plan will only be computed and recognized in the accounts in accordance with the requirements of SFAS 88--"Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", when the issues being litigated have been resolved and the migration process finalized.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


Constitutional Amendment No. 20

Evaluation of the PETROS costing plan is performed by an independent actuary based on a capitalization system on a general basis.

Computation of any deficit in the defined-benefit plan in accordance with the actuarial method of the current plan (which differs from the method defined in CVM Resolution 371), must be equally shared between the sponsor and the participants, as established in Constitutional Amendment No 20.

In this way, if the deficit computed for December 31, 2001, in accordance with the projected credit unit method (CVM Resolution 371), amounting to US$ 1,181 in the consolidated and US$ 1,065 in the parent company, is reflected as a technical deficit in the methods adopted by the PETROS Plan, resulting in additional financial contributions, these shall be equally divided with the participants.

15.  Stockholders' Equity

The Company's subscribed and fully paid-in capital at December 31, 2001 and 2000 consisted of 634,168,418 common shares and 451,935,669 preferred shares. The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred stockholders have priority in the return of capital.

At the Extraordinary Stockholders' Meeting, held jointly with the Stockholders' General Meeting on March 22, 2002, the increase of the Company's capital stock from US$ 4,834 to US$ 6,220 was ratified. This was done by capitalization of the revenue reserve constituted in prior financial years, without issuing new shares, to bring the Company's capital into line with the levels of investment in the oil industry, involving the intensive use of capital and long maturity cycles of operations.

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company's voting stock. On August 10, 2000, the Company completed its registration process with the Securities and Exchange Commission (SEC) for the trading of its American Depositary Shares on the New York Stock Exchange (NYSE) under the symbol "PBR". On the same day, the Federal Government, through the BNDES, sold 179,639,300 ordinary shares, of which 108,345,748 shares were sold on the NYSE. The sales in 2000 and 2001 reduced the Federal Government's ownership level from 84.1% in August 2000 to 55.71% in December 2001 of the voting shares of the Company and from 49.01% to 32.53% of the total capital of the Company during the same period.

On February 22, 2001, the Securities and Exchange Commission declared effective the registration of the Company's ADR level II program for preferred stock in replacement of the existing ADR level I program. Since then, these shares are being traded on the New York Stock Exchange (NYSE), under the symbol "PBRA".

Through a public offering of PETROBRAS preferred stock in July 2001, the BNDES sold 41,381,826 of the Company's preferred shares in the market, equivalent to 9% of total preferred stock and 4% of total capital.

(i) Dividends

In accordance with the Company's by-laws, holders of preferred and common shares are entitled to a mandatory dividend of 25% of annual net income as adjusted under Brazilian Corporate Law. In

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)

addition, the preferred stockholders have priority in the receipt of an annual dividend of 5% of the paid-in capital in respect of the preferred shares as stated in the statutory accounting records. As from January 1, 1996 amounts attributed to stockholders as interest (see below) are included in the computation of the mandatory dividend. Dividends are paid in Brazilian reais.

Brazilian corporations are permitted to attribute interest on stockholders' equity, which may either be paid in cash or be used to increase capital stock. The calculation is based on stockholders' equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Taxa de Juros de Longo Prazo (long-term interest rate or the "TJLP") as determined by the Brazilian Central Bank. Also such interest may not exceed the greater of 50% of net income or the 50% of retained earnings plus revenue reserves. The Company paid US$ 1,301 in interest on stockholders' equity during the year ended December 31, 2001 (2000 US$ 251--1999 US$ 250).

The proposal for the total dividend for 2001 of US$ 1,545, submitted by the PETROBRAS Board of Directors, was approved by the stockholders at the OGM held on March 22, 2002.

On August 22, 2001, PETROBRAS distributed remuneration to stockholders in advance in the amount of US$ 527, of which US$ 481 was interest on capital, corresponding to US$ 0.49 for each common and preferred share. These dividends will be deducted from the dividends approved for the 2001 financial year, adjusted by the SELIC rate from the date of payment to December 31, 2001, totaling US$ 554.

The dividends approved for the 2001 financial year includes a portion of interest on capital of US$ 417, approved by the Board of directors on December 20, 2001. These amounts will be adjusted by the SELIC rate from December 31, 2001 up to the initial date of payment.

In addition, during December 2001, the Board of Directors of PETROBRAS proposed supplements to the dividends payable to untaxed and tax-exempt stockholders for the 1998, 1999 and 2000 financial years, in the amounts of US$ 19, US$ 17 and US$ 56 (equivalent to US$ 0.028, US$ 0.028 and US$ 0.11 per share) respectively, totaling US$ 92. These amounts are identical to the amounts added to the dividend on account of compensating income tax withheld at source for the payment of interest on capital allocated to the taxed shareholders, which were already paid, as a result of the interpretation of CVM Resolution No 207/96, which determined that interest paid or credited may only be imputed to the minimum compulsory dividend at the value net of withholding tax. The dividends were paid February 27, 2002.

These amounts will be adjusted at the SELIC rate as from December 31 of each corresponding financial year to the date of initial payment, and as of December 31, 2001, corresponded to US$ 32, US$ 24 and US$ 66, for 1998, 1999 and 2000,
respectively.

Only stockholders that are untaxed or exempt, as stated in the stock position on the date of the general meeting that approved the dividends for each financial year, will receive the dividend supplement. The remaining stockholders have already received this portion together with the minimum compulsory dividend for the year.

The procedure adopted is in agreement with the recommendation by the Brazilian Securities Commission--CVM in December 2001.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


Brazilian law permits the payment of dividends only from retained earnings as stated in the statutory accounting records. At December 31, 2001 the Company had appropriated all such retained earnings.

In addition, at December 31, 2001 the following reserves in appropriated retained earnings may be used for dividend distribution purposes, if so approved by the stockholders:

                      Undistributed earnings reserve 5,886
                      Statutory reserve.............   215
                                                     -----
                                                     6,101
                                                     =====

A withholding tax of 15% is payable on distributions of profits earned from January 1, 1994 through December 31, 1995. No withholding tax is payable on distributions of profit earned since January 1, 1996.

(ii)  Basic and diluted earnings per share

On April 24, 2000, the Company's board of directors authorized a 1 for 100 reverse stock split which was approved by the Company's shareholders on May 23, 2000. Shares adjusted for the reverse stock split commenced trading on June 23, 2000. After giving effect to the reverse stock split, basic and diluted earnings per share amounts have been calculated as follows:

                                                               2001         2000         1999
                                                           -----------  -----------  -----------
Net income................................................       3,491        5,342          727
Less priority preferred shares dividends..................        (117)        (139)        (152)
Less common shares dividends, up to the priority preferred
  shares dividends on a per-share basis...................        (164)        (195)        (213)
                                                           -----------  -----------  -----------
Remaining net income to be equally allocated to common
  and preferred shares....................................       3,210        5,008          362
                                                           ===========  ===========  ===========
Weighted average number of shares outstanding:
   Common/ADS............................................. 634,168,418  634,168,418  634,168,418
   Preferred/ADS.......................................... 451,935,669  451,935,669  451,935,669
Basic and diluted earnings per share
  Common/ADS and Preferred/ADS............................        3.21         4.92         0.67

(iii)  Capitalreserve--fiscal incentive

Relates to the Merchant Marine (AFRMM) freight surcharges levied in accordance with relevant legislation. These funds are used to purchase, enlarge or repair vessels of the Company's transport fleet.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


(iv)  Appropriated retained earnings

Brazilian Law and the Company's by-laws require that certain appropriations be made from retained earnings to reserve accounts annually. The purpose and basis of appropriation to such reserves is as follows:

..  Legal reserve

This reserve is a requirement for all Brazilian corporations and represents the annual appropriation of 5% of net income as stated in the statutory accounting records up to a limit of 20% of capital stock. The reserve may be used to increase capital or to compensate for losses, but may not be distributed as cash dividends.

..  Unrealized income reserve

The balance of the reserve for unrealized earnings as of December 31, 2000 represented equity in the results of subsidiary and non-consolidated companies which had not yet been realized financially through receipt of dividends (2000--US$ 202; 1999--US$ 221), inflationary profits arising from the system of price-level restatement of Brazilian Corporate Law financial statements in force up to December 31, 1995 (2000--US$ 779; 1999--US$ 874), and realization of the revaluation reserve in the statutory records due to the sale of non-consolidated companies (2000--US$ 489; 1999--US$ 535).

This balance was fully realized in 2001 by the receipt of dividends from subsidiaries, principally in the form of notes derived from privatization of subsidiaries from realization of the greater part of the Petroleum and Alcohol Account balance, and other, and was added to basic income for dividend purposes.

..  Undistributed earnings reserve

This reserve is established in accordance with Article 196 of Law No. 6.404/76 to fund the Company's annual investment program. For the year ended December 31, 2001, the management retained US$ 2,238 from the current year's income to fund the Company's capital expenditure budget for 2002. This proposal was approved at the Stockholders' General Assembly held on March 22, 2002.

..  Statutory reserve

This reserve is provided through an amount equivalent to a minimum of 0.5% of subscribed and fully paid in capital at year-end. The reserve is used to fund the costs incurred with research and technological development programs. The accumulated balance of this reserve cannot exceed 5% of the capital stock, according to Article 73 of the Company's by-laws.

16.  Exchange Agreement with Repsol--YPF

Final Agreement for the business combination between PETROBRAS and REPSOL-YPF was signed and became effective on December 17, 2001. The agreement was initiated prior to June 30, 2001 and therefore accounted for as a purchase under APB 16--"Business Combinations".

In order to make the transaction viable, PETROBRAS transferred the assets of the Alberto Pasqualini Refinery to its subsidiary REFAP S.A. as a capital contribution on February 5, 2001, and its shares in the capital of REFAP S.A. to its subsidiary DOWNSTREAM PARTICIPACOES S.A., which transferred 30% of its shares in the capital of REFAP S.A. to its subsidiary REFISOL S.A on February 6, 2001.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


Under the agreement the Company received 100% of the quotas in the company 5283 Participacoes Ltda, the owner of 99.6% of the stock of the oil company Eg3 in Argentina, comprising a refinery with the capacity to process 30,500 barrels/day of oil, approximately 700 gas stations, an asphalt and membrane plant, a terminal and a lubricants plant. In exchange, PETROBRAS assigned the following assets to REPSOL-YPF:

(i) 100% of REFISOL S.A., holder of 30% of the stock of REFAP S.A, owner of the Alberto Pasqualini Refinery in Rio Grande do Sul.

(ii) 100% of Postos S.A., a subsidiary of BR, holder of the contractual rights to supply fuel to 234 gas stations in the Midwest, Southern and Southeastern regions (totaling 40,000 m3/month), in addition to associated assets assigned to the gas stations.

(iii) 10% of the concession rights for exploration of the Albacora Leste Field, located in the Campos Basin.

The market value of Eg3 was based on expected future earnings of Eg3, by means of an economic valuation that considered the potential effects of the economic situation of Argentina, including devaluation of the Argentine Peso and the slowdown of the economy in general. The same valuation also considered maintaining a balance between the economic values of the assets exchanged in the transaction, giving effect to contractual coverages, which protect margins and monetary assets and liabilities for up to eight years, ensuring that the transaction remains economically and financially balanced under the agreed terms.

The book value of the assets transferred to REPSOL-YPF by means of the transaction was US$ 60.

The Eg3 acquisition was accounted for using the purchase method of accounting and, accordingly, Eg3's results of operations have been included in our consolidated financial statements commencing on the effective date of the acquisition. The purchase price for the Eg3 acquisition was initially allocated based on preliminary estimates of the fair market value of the assets acquired and the liabilities assumed as of the acquisition date. The estimated fair value of the net assets acquired from Eg3 was US$ 560. The gain of US$ 500 that resulted was included in other non-operating income. The purchase price allocation was initiated in 2001. The initial purchase price allocated for the Eg3 acquisition resulted in no goodwill.

The estimated fair value of the net assets of Eg3 were based on undiscounted future cash flow models of Eg3 generated by an independent third party. These models took into consideration the effect of the bilateral contingent clauses that effectively protect the Company's margins from any unfavorable operating results in Argentina as a result of Argentina's current economic crisis.

The following unaudited pro forma summary of financial information presents the consolidated results of operations as if the acquisition of Eg3 had occurred at the beginning of the periods presented.

                                                Year ended December 31,
                                       -----------------------------------------
                                               2001                 2000
                                       -------------------- --------------------
                                          As                   As
                                       reported  Pro forma  reported  Pro forma
                                       -------- ----------- -------- -----------
                                                (unaudited)          (unaudited)
Net operating revenues................ $24,549    $25,163   $26,955    $27,639
                                       -------    -------   -------    -------
Net income............................ $ 3,491    $ 3,488   $ 5,342    $ 5,292
                                       -------    -------   -------    -------
Net income per basic and diluted share $  3.21    $  3.21   $  4.92    $  4.87
                                       -------    -------   -------    -------

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


The pro forma financial information presented does not purport to indicate: (1) what the combined results of operations would have been had the acquisition occurred at the beginning of the periods presented or (2) the results of operations that may be obtained in the future.

On June 13, 2001, a popular action was filed with the first Federal Court in the State of Rio Grande do Sul challenging the business combination, and the judge provisionally ruled that the transaction should not be finalized until a subsequent manifestation by the court had been made. However, the ruling did not prohibit carrying out preliminary measures before executing the transaction. In a decision dated August 13, 2001, the federal judge responsible for the popular action denied a request for an injunction to prevent the transaction from being closed. As a result of this ruling the operation could be completed, while the popular action is following its normal course in the courts.

17.  Commitments and Contingencies

PETROBRAS is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, imports and exports, price controls, tax increases and retroactive tax claims, and environmental regulations. Both the likelihood of such occurrences and their overall effect upon the Company are not predictable.

(a)  Financial Commitments and Guarantees

PETROBRAS currently has several contracts to purchase crude oil, diesel fuel and other oil products, which require PETROBRAS to purchase a minimum of approximately 270,000 barrels per day at market prices.

PETROBRAS provided guarantees to the ANP, for the minimum exploration program defined in the concession contracts for exploration areas, totaling US$ 682. Out of this total, US$ 635 represents a pledge on the oil to be extracted from previously identified fields already in production, for areas in which PETROBRAS had already made commercial discoveries or investments at the time where law no. 9478 of August 6, 1997 came into force. For areas whose concessions were obtained by bidding from the ANP, PETROBRAS has given guarantees totaling US$ 47 through December 31, 2001.

PETROBRAS has guaranteed that it will purchase specified volumes of natural gas that run through TBG.

In 1993, the Company signed a contract with Yacimentos Petroliferos Fiscales Bolivianos, the Bolivian state oil company for the purchase of natural gas. Under this contract, PETROBRAS is required to purchase all of the natural gas transported through the Bolivia/Brazil natural gas pipeline over a 20 year term at contract prices ranging from US$ 1.07 per MMBTU to US$ 1.17 per MMBTU, based upon throughput. The northern section of the pipeline, which links Bolivia to the State of Sao Paulo, started operations in July 1999 and the southern section, which links Sao Paulo to Porto Alegre, started operations on March 31, 2000. The pipeline achieved a maximum throughput of 14.02 million cubic meters on October 19, 2001, with an average throughput of 10.07 million cubic meters per day.

The Company has exclusive supply contracts with certain service stations. These contracts are typically for seven years and require the Company to sell product at market prices.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


(b)  Litigation

The Company is a defendant in numerous legal actions arising in the normal course of business. Based on the advice of its internal legal counsel and management's best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. The following presents these accruals by the nature of the claim:

                                            As of
                                          December 31
                                          -----------
                                          2001  2000
                                          ----  -----
                             Labor claims   9     9
                             Tax claims..  10     8
                             Civil claims  81    67
                                          ---    --
                                          100    84
                                          ===    ==

On May 28, 1981, Kallium Mineracao S.A. brought an action against Petromisa, a former subsidiary of PETROBRAS, in the federal court of the State of Rio de Janeiro seeking approximately US$ 450 in alleged damages and lost profits relating to Petromisa's rescission of a contract to develop a potassium salt mine. The plaintiff's claims are based on its alleged investment in the development of the project and related loss of expected profits. PETROBRAS has been brought into the lawsuit because of its relationship with Petromisa.

However, Petromisa was statutorily dissolved by the Federal Government as part of a privatization program and, under Brazilian law, all of its obligations should have been transferred to the federal government. Therefore, PETROBRAS maintains that any indemnity payable by the dissolved subsidiary should be borne by the Federal Government, rather than by PETROBRAS. Accordingly, the Federal Government has been brought into the lawsuit as a party to the litigation. On August 10, 1999, the trial judge dismissed most of the plaintiff's claims, and ordered PETROBRAS to indemnify the plaintiff only with respect to its preliminary research expenses. Once the amount of the award is determined, an additional amount equal to ten percent (10%) of the award in respect of attorney's fees will be added. There has been no condemnation as to the lost profits, as requested by the plaintiff. The total amount eventually payable would be adjusted for inflation and would bear interest at a per annum rate of 6%, which would be applied from the date of the commencement of the action. In September 1999, both parties to the lawsuit appealed to the federal appeals court in the State of Rio de Janeiro. Both appeals are still pending. Based upon the opinion of its internal legal counsel, management does not consider the risk of loss to be probable and, accordingly, has not recorded an accrual for this contingency.

On August 8, 1993, Industria Bahiana de Adubos, Importacao e Exportacao Ltda. filed a lawsuit against us in the state court of Bahia claiming approximately US$ 129 in damages. The claim is based upon PETROBRAS' refusal to sell fertilizers to the plaintiff due to the plaintiff's payment default under prior contracts with PETROBRAS. The plaintiff claims that such a refusal harmed its financial condition and, ultimately, caused its bankruptcy. On December 9, 1993, the trial court decided in favor of the plaintiff. However, we appealed and the decision was reversed by the State Court of Appeals. Subsequently, the plaintiff filed a request for clarification (embargos de declaracao) with the court; however, on September 26, 1998, the court upheld its decision. On August 31, 1999, the plaintiff appealed (recurso especial) to the Brazilian Superior Court of Justice (Superior Tribunal de Justica). Based on the

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)

willingness of the Brazilian Superior Court of Justice to hear the plaintiff's appeal, management considers the risk of loss with respect to this lawsuit to be reasonably possible. Accordingly, management has not recorded an accrual for this contingency.

On January 14, 1997, a decision was handed down by the state trial court of Rio de Janeiro that held the Company liable to Petroquisa for damages in the amount of US $3,406 for a derivative lawsuit brought against the Company by Porto Seguro, a minority shareholder of Petroquisa. On June 8, 1999, the Third Civil Court of the Justice Tribunal of the State of Rio de Janeiro, ruled in favor of PETROBRAS' appeal to consider extinct, without judgement on the merit, the suit filed by a minority stockholder of PETROQUISA, claiming that PETROBRAS should indemnify that subsidiary for supposed losses caused by the privatization of its investments in subsidiaries and associated companies, alleging abusive exercise of its controlling power.

However, the plaintiffs in the suit filed a motion for clarification of judgment, resulting in a change in the previous judgment and a new decision, in the same Third Civil Court that heard the appeal, by a majority of votes, declaring that PETROBRAS has a legitimate interest in contesting the suit.

As a result of this decision, on February 23, 2000, PETROBRAS filed motion to reverse or annul, and the Sixth Group of the Civil Court of Appeals of Rio de Janeiro unanimously approved a point of order deciding that this motion should only be considered after judgment of the merit of the appeal, which is still pending examination by the Third Civil Court. This decision was published in the Official Daily Government Newspaper of the State of Rio de Janeiro on October 3, 2000, whereupon the records were returned to the Third Civil Court. Based on the opinion of its internal legal counsel, the Company considers the possibility of the loss of this legal case to be remote.

PETROBRAS was sued by several oil product distributors alleging that PETROBRAS does not pass on to state governments the Value-added Tax on Sales and Services
(ICMS) retained by PETROBRAS for interstate sales of naphtha. The Company believes these amounts represent valid state value added tax credits, which the Company may claim when paying state value-added tax charged on certain intrastate transactions. These suits were filed in the states of Goias, Tocantins, Bahia, Para, Maranhao and in the Federal District.

Collectively, these claims totaled approximately US$ 394 at December 31, 2001 of approximately US$32 was effectively withdrawn from the Company's accounts as a result of judicial rulings of advance relief.

PETROBRAS, with the support of the state and federal authorities, has succeeded in impeding the execution of other withdrawals, and is making all efforts possible to obtain reimbursement of the amounts that were improperly withdrawn from its accounts.

On February 21, 2002, a Brazilian court published a ruling in favor of the Rio de Janeiro State Federation of Fishermen in their lawsuit against the Company stemming from the oil spill that occurred on January 18, 2000 in the Guanabara Bay (see Note 17(c)). The Federation of Fishermen initially requested damages for a variety of claims, including consequential damages and the infliction of emotional distress, in the amount of approximately US$ 224. The judge, however, refused to award the amount claimed and specified that proof of actual damages must be provided to the court. Proof of actual damages inflicted on the fishermen is pending, however, we believe that the amounts ultimately paid by the Company will be immaterial.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


At December 31, 2001 and December 31, 2000, in accordance with Brazilian law, the Company had paid US$ 337 and US$ 230 into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

(c)  Environmental Matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites. Management believes that payments required to comply with these laws will not have a material adverse effect on the operations or cash flows of the Company.

On January 18, 2000, a pipeline from one of the Company's terminals to a refinery in the Guanabara Bay ruptured, causing a release of crude oil into the bay. The Company has spent approximately US$ 53 for cleaning up the oil in the Guanabara Bay, inclusive of a US$ 18 fine imposed under Brazilian law and US$ 8 the Company contributed to a fund created by the Federal Government to protect the Guanabara Bay. On January 19, 2001, pursuant to a new and untested Brazilian law, the Rio de Janeiro State Prosecutor filed a criminal lawsuit against the Company. This lawsuit could result in the imposition of additional fines against the Company and/or a judicial order requesting the Company to perform services to improve the environment. The Company is currently contesting the legal basis for the criminal lawsuit. Additionally, the Federal Prosecutor has filed criminal lawsuits against the former president of the Company and 9 other employees. The Company is also subject to several other investigations and potential civil and criminal lawsuits as a result of this spill. However, the Company cannot predict if the outcome of these proceedings will have a material adverse effect on the operations of the Company.

In addition, as a result of the spill, on January 27, 2000, the National Council for the Environment enacted a resolution that obligates the Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renovaveis (IBAMA), state environmental agencies and local environmental agencies and non-governmental agencies, to evaluate the control and prevention measures and environmental licensing status of all industrial facilities for the production of oil and oil products in Brazil within 240 days from the enactment of the resolution. This resolution also mandated that the Company perform within a six-month period, an independent environmental audit of all of our industrial installations located in the State of Rio de Janeiro. Finally, the resolution required all companies with activities related to the production of oil and oil products in Brazil to submit to the National Council for the Environment, within 180 days, a plan and schedule for the implementation of independent environmental audits in all of their respective plants located in Brazil. On August 8, 2000, the Company filed with the National Council for the Environment a plan and schedule for the implementation of independent environmental audits in all of the Company's plants located in Brazil. According to this plan and schedule, we expect to complete these audits by the end of 2003.

On July 16, 2000 an oil spill occurred at the Presidente Getulio Vargas refinery releasing crude oil in the surrounding area. A portion of the oil leaked into the Barigui River and the Iguacu River. PETROBRAS spent approximately US$ 38, including US$ 20 in fines imposed by the State of Parana and IBAMA to clean the rivers affected by the spill. The Federal and State of Parana Prosecutors have filed a civil lawsuit against the Company seeking US$ 1,176 in damages. The Company has filed its response to this action. Additionally, there are two other actions pending, one by the Instituto Ambiental do Parana (Parana

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)

Environmental Institute) and by another civil association called AMAR that have already been contested by the Company. However, the Company cannot predict whether these proceedings will have a material adverse effect on the operations of the Company.

On November 4, 2000 the Cypriot flag vessel Vergina II chartered by PETROBRAS collided with the south pier at the Company's Almirante Barroso terminal in Sao Sebastiao and spilled oil in the Sao Sebastiao canal. As a result of the wind and river currents, the spill affected certain beaches in Sao Sebastiao and Ilhabela. PETROBRAS immediately notified the relevant authorities and initiated the clean up of the spill, which was concluded on November 8, 2000. As a result of the accident, the Company was fined approximately US$ 30 by various local environmental agencies. The Company is currently contesting these fines on the basis that the Cypriot company was responsible for the navigation of the ship into the terminal.

On February 16, 2001 the Company's Araucaria-Paranagua pipeline ruptured as a result of an unusual movement of the soil and spilled fuel oil into the Sagrado, Meio, Neves and Nhundiaquara Rivers located in the state of Parana. The Company finalized the cleaning of the river surface on February 20, 2001, recovering a significant quantity of fuel oil. As a result of the accident, the Company was fined approximately US$ 80 by the Instituto Ambiental do Parana (Parana Environmental Institute), which the Company is contesting through administrative proceedings.

On March 15, 2001 a spill resulting from the accident involving the P-36 platform occurred, causing a release of diesel fuel and crude oil. The Company was fined by the Brazilian Environmental Institute (IBAMA) US$ 3 in April 2001 for the spill and improper use of chemicals to disperse the oil. The Company is currently contesting these fines.

On October 18, 2001, as a result of a collision between the vessel Norma, owned by TRANSPETRO, and a rock, naphtha leaked into the sea at the exit from the port of Paranagua. The accident, attributed to incorrect positioning of the signaling buoys at the site, did not cause any significant damage to the environment.

The Company believes that future payments related to environmental clean up activities resulting from these incidents, if any, will not be material. These incidents, however, reinforced the need to implement the Company's Environmental Management and Operational Safety Excellence Program, whereby the Company has committed to spend approximately US$ 916 through 2003 to upgrade its pipelines and other equipment, implement new technologies and improve the Company's emergency response readiness. As of December 31, 2001 the Company had spent approximately US$ 604 under this program.

18.  Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from the normal course of business. Such market risks principally involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company's financial assets and liabilities or future cash flows and earnings. The Company maintains an overall risk management policy that is evolving under the direction of the Company's executive officers.

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company's executive officers. The Company does not hold or issue financial instruments for trading purposes.

(a)  Foreign Currency Risk Management

The Company's foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company's assets. The Company currently uses zero cost foreign exchange collars to implement this strategy.

During 2001 the Company entered into three zero cost foreign exchange collars to reduce its exposure to variations between the U.S. Dollar and the Japanese Yen, and between the U.S. Dollar and EURO relative to long-term debt denominated in foreign currencies with a notional amount of approximately US$
470. The Company treats these instruments as non-hedge derivative instruments. These collars establish a ceiling and a floor for the associated exchange rates. If the exchange rate falls below the defined floor, the counterparty will pay to the Company the difference between the actual rate and the floor rate on the notional amount. Conversely, if the exchange rate increases above the defined ceiling, the Company will pay to the counterparty the difference between the actual rate and the ceiling rate on the notional amount. The contracts expire upon the maturity date of each note.

The Company realized a net loss in 2001 associated with its zero cost foreign exchange collar contracts of US$ 77, which is comprised of market value losses (US$ 75) and payments made under the agreement (US$ 2).

(b)  Commodity Price Risk Management

The Company is exposed to commodity price risks through the fluctuation of oil and oil product prices. The Company's commodity risk management activities primarily consist of futures contracts traded on stock exchanges and options and swaps entered into with major financial institutions. The futures contracts hedge anticipated crude oil purchases and sales, generally forecasted to occur within a 30 to 360 day period to reduce the Company's exposure to volatile commodity prices.

The Company's exposure on these contracts is limited to the differential on the volumes hedged between the contract value and the market value. Gains and losses on hedge transactions are recognized concurrently with gains and losses resulting from the underlying hedged transaction. For the years ending December 31, 2001, December 31, 2000, and December 31, 1999 the Company carried out hedging activities on 21.20%, 13.85 % and 12.67%, respectively, of its total traded volume, and recognized losses of US$ 6, US$ 12 and US$ 11, respectively.

Additionally, in January 2001, the Company sold a series of put options to two counterparts to ensure a minimum price of US$ 14.00 per barrel for 52 million barrels produced from its Barracuda and Caratinga oil and gas fields located in the Campos Basin for the period January 1, 2004 to December 31, 2007. The puts were subsequently sold to the special purpose company associated with the project. The puts were written to ensure the financial institutions participating in the financing of the development of

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


the fields receive the price required to generate the minimum required return on investment. The Company treats this derivative instrument as a non-hedge derivative instrument. During 2001, the Company realized a net gain of US$ 5.

(c)  Interest Rate Risk Management

The Company's interest rate risk is a function of the Company's long-term debt and, to a lessor extent, short-term debt. The Company's foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company's floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Brazilian Central Bank. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates.

19.  Financial Instruments

In the normal course of its business, the Company uses various types of financial instruments. These instruments include recorded assets and liabilities, and also items such as derivatives, which principally involve off-balance sheet risk.

(a)  Concentrations of Credit Risk

Substantial portions of the Company's assets including financial instruments are located in Brazil and substantially all of the Company's revenues and net income are generated in Brazil. The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash equivalents, government securities, the Petroleum and Alcohol Account, trade receivables and future contracts.

The Company takes several measures to reduce its credit risk to acceptable levels. All cash equivalents in Brazil are maintained with federal banks in accordance with federal law. Time deposits in U.S. dollars are placed with creditworthy institutions in the United States. Additionally, all of the Company's available for sale securities and derivative contracts are either exchange traded or maintained with creditworthy financial institutions.

The Company monitors its credit risk associated with trade receivables by routinely assessing the creditworthiness of its customers. At December 31, 2001 and December 31, 2000, the Company's trade receivables were primarily maintained with large distributors.

As described in Note 10, the National Treasury Securities, NTN-H may be used in the settlement of the Petroleum and Alcohol Account.

(b)  Fair Value

Fair values are derived either from quoted market prices where available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end.

Fair values of cash and cash equivalents, trade receivables, the Petroleum and Alcohol Account and trade payables approximate their carrying values. The fair value for the Company's available for sale government securities equals their carrying value as disclosed in Note 5(a).

The Company's debt included US$ 5,416 and US$ 3,864 at December 31, 2001 and December 31, 2000 that had estimated fair values of US$ 5,218 and US$ 3,753, respectively.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)



The call and put portion of the Company's zero cost foreign exchange collars at December 31, 2001 do not have nominal values and have a fair value of US$ 4 and US$ 123, respectively. The Company did not own these zero cost foreign exchange collars at December 31, 1999.

20.  Segment Information

The following segment information has been prepared in accordance with SFAS 131--Disclosure about Segments of an Enterprise and Related information ("SFAS 131"). Since January 1, 2001, the Company has operated under the following segments, which are described as follows:

.. Exploration and Production--This segment includes the Company's exploration, development and production activities in Brazil, as well as sales of crude oil and natural gas in the domestic and foreign markets.

.. Supply--This segment includes the Company's refining, logistic, transportation and commercialization activities for oil, oil products and fuel alcohol. Additionally, this segment includes the Company's former Petrochemical and Fertilizers segment, which includes investments in various domestic petrochemical companies and the Company's two domestic fertilizer plants.

.. Distribution--This segment represents the oil product and fuel alcohol distribution activities conducted by the Company's majority owned subsidiary, Petrobras Distribuidora S.A.--BR in Brazil.

.. Gas and Energy--This segment currently encompasses the commercialization and transportation of natural gas produced in or imported into Brazil. Additionally, this segment includes the Company's domestic electric energy commercialization activities as well as investments in domestic natural gas transportation companies, state owned natural gas distributors, thermal electric companies and fiber optic companies.

.. International--This segment represents the Company's international activities conducted in 10 countries, which include Exploration and Production, Supply, Distribution and Gas and Energy. This segment also includes the Company's international distribution activities upon completion of the exchange of businesses with Repsol-YPF (Note 16). Beginning in January 1, 2001 the Company allocated administrative and corporate costs incurred by the Company's International segment to the Corporate segment within the International Segment. These costs were formerly included in the overall Corporate segment. Relevant amounts for all periods presented have been reclassified to conform to the current year segment presentation.

Certain of the Company's assets are used jointly by the different businesses. The Company believes that allocation of the assets themselves on any basis would be arbitrary and could result in unreasonable fluctuations between periods presented. Accordingly, those jointly-used assets are presented as corporate and have not been allocated in the selected financial information by segment.

Revenue and net income information for the Gas and Energy segment are combined with the revenue and net income information of the Exploration and Production segments prior to January 1, 2001 because the changes in the Company's systems required to accommodate the Company's new segment reporting did not permit the practicable separation of revenue and cost information for these segments in those prior periods. The Company does not believe this classification of the Gas and Energy revenue and net income information materially changes the overall segment presentation.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


                                                                               Year ended December 31, 2001
                                                    ---------------------------------------------------------------------------
                                                                              International
                                                    Exploration         Gas       (see
                                                        and             and     separate
                                                    production  Supply energy  disclosure)  Distribution Corporate Eliminations
                                                    ----------- ------ ------ ------------- ------------ --------- ------------
Current assets.....................................    1,529    4,125    604        566        1,002       7,425        (925)
                                                      ------    -----  -----      -----        -----       -----      ------
Cash and cash equivalents..........................       --      553     60        145           30       6,572
Other current assets...............................    1,529    3,572    544        421          972         853        (925)
Investments in non-consolidated companies and other
  investments......................................        5      281     52         36           22         103
                                                      ------    -----  -----      -----        -----       -----      ------
Property, plant and equipment, net.................   12,133    4,026  1,373      1,080          309         258
                                                      ------    -----  -----      -----        -----       -----      ------
Non current assets.................................      325      250    637         33          192       2,099        (676)
                                                      ------    -----  -----      -----        -----       -----      ------
Petroleum and Alcohol Account......................                                                           81
Government securities..............................                 3                                        209
Other assets.......................................      325      247    637         33          192       1,809        (676)
                                                      ------    -----  -----      -----        -----       -----      ------
Total assets.......................................   13,992    8,682  2,666      1,715        1,525       9,885      (1,601)
                                                      ======    =====  =====      =====        =====       =====      ======





                                                    Total
                                                    ------
Current assets..................................... 14,326
                                                    ------
Cash and cash equivalents..........................  7,360
Other current assets...............................  6,966
Investments in non-consolidated companies and other
  investments......................................    499
                                                    ------
Property, plant and equipment, net................. 19,179
                                                    ------
Non current assets.................................  2,860
                                                    ------
Petroleum and Alcohol Account......................     81
Government securities..............................    212
Other assets.......................................  2,567
                                                    ------
Total assets....................................... 36,864
                                                    ======

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


                                                                                   Year ended December 31, 2000
                                                                -------------------------------------------------------------
                                                                                           International
                                                                -------------------------------------------------------------
                                                                Exploration         Gas
                                                                    and             and
                                                                production  Supply energy Distribution Corporate Eliminations
                                                                ----------- ------ ------ ------------ --------- ------------
Current assets.................................................     215      170      6       124         84         (33)
                                                                    ---      ---     --       ---         --         ---
Cash and cash equivalents......................................      72       30               11         32
Other current assets...........................................     143      140      6       113         52         (33)
Investments in non-consolidated companies and other investments       5       25      3         3
                                                                    ---      ---     --       ---         --         ---
Property, plant and equipment, net.............................     766      217      3        93          1
                                                                    ---      ---     --       ---         --         ---
Non current assets.............................................      11       11      1         8          2
                                                                    ---      ---     --       ---         --         ---
Petroleum and Alcohol Account..................................
Government securities..........................................
Other assets...................................................      11       11      1         8          2
                                                                    ---      ---     --       ---         --         ---
Total assets...................................................     997      423     13       228         87         (33)
                                                                    ===      ===     ==       ===         ==         ===






                                                                Total
                                                                -----
Current assets.................................................   566
                                                                -----
Cash and cash equivalents......................................   145
Other current assets...........................................   421
Investments in non-consolidated companies and other investments    36
                                                                -----
Property, plant and equipment, net............................. 1,080
                                                                -----
Non current assets.............................................    33
                                                                -----
Petroleum and Alcohol Account..................................
Government securities..........................................
Other assets...................................................    33
                                                                -----
Total assets................................................... 1,715
                                                                =====

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


                                                                               Year ended December 31, 2000
                                                    ---------------------------------------------------------------------------
                                                                              International
                                                    Exploration         Gas       (see
                                                        and             and     separate
                                                    production  Supply energy  disclosure)  Distribution Corporate Eliminations
                                                    ----------- ------ ------ ------------- ------------ --------- ------------
Current assets.....................................      807     5,249   136        526        1,090       6,187      (1,469)
                                                      ------    ------ -----      -----        -----      ------      ------
Cash and cash equivalents..........................                342    72        119           38       5,255
Other current assets...............................      807     4,907    64        407        1,052         932      (1,469)
Investments in non-consolidated companies and other
  investments......................................       25       376    50         10           36          33
                                                      ------    ------ -----      -----        -----      ------      ------
Property, plant and equipment, net.................   11,549     4,661 1,564        924          299         240
                                                      ------    ------ -----      -----        -----      ------      ------
Non current assets.................................      244       396   398         75          223       6,188        (681)
                                                      ------    ------ -----      -----        -----      ------      ------
Petroleum and Alcohol Account......................                                                        1,509
Government securities..............................                                                2       3,540
Other assets.......................................      244       396   398         75          221       1,139        (681)
                                                      ------    ------ -----      -----        -----      ------      ------
Total assets.......................................   12,625    10,682 2,148      1,535        1,648      12,648      (2,150)
                                                      ======    ====== =====      =====        =====      ======      ======





                                                    Total
                                                    ------
Current assets..................................... 12,526
                                                    ------
Cash and cash equivalents..........................  5,826
Other current assets...............................  6,700
Investments in non-consolidated companies and other
  investments......................................    530
                                                    ------
Property, plant and equipment, net................. 19,237
                                                    ------
Non current assets.................................  6,843
                                                    ------
Petroleum and Alcohol Account......................  1,509
Government securities..............................  3,542
Other assets.......................................  1,792
                                                    ------
Total assets....................................... 39,136
                                                    ======

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


                                                             Year ended December 31, 2000
                                          -------------------------------------------------------------------
                                                                     International
                                          -------------------------------------------------------------------
                                          Exploration         Gas
                                              and             and
                                          production  Supply energy Distribution Corporate Eliminations Total
                                          ----------- ------ ------ ------------ --------- ------------ -----
Current assets...........................      369      89                          63          5         526
                                             -----     ---   -----     -----        --          -       -----
Cash and cash equivalents................      111       6                           2                    119
Other current assets.....................      258      83                          61          5         407
Investments in non-consolidated companies
  and other investments..................       10                                                         10
                                             -----     ---   -----     -----        --          -       -----
Property, plant and equipment, net.......      633     291                                                924
                                             -----     ---   -----     -----        --          -       -----
Non current assets.......................       21      54                                                 75
                                             -----     ---   -----     -----        --          -       -----
Petroleum and Alcohol Account............
Government securities....................
Other assets.............................       21      54                                                 75
                                             -----     ---   -----     -----        --          -       -----
Total assets.............................    1,033     434                          63          5       1,535
                                             =====     ===   =====     =====        ==          =       =====


--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)

                                                                          Year ended December 31, 2001
                                             -----------------------------------------------------------------------------
                                             Exploration           Gas   International
                                                 and               and   (see separate
                                             production   Supply  energy  disclosure)  Distribution Corporate Eliminations
                                             ----------- -------  ------ ------------- ------------ --------- ------------
Net operating revenues to third parties.....      308     15,969    659       777          6,836
Intersegment net operating revenues.........    9,796      5,757    177        71            100                  (15,901)
                                               ------    -------   ----      ----         ------     ------    ----------
Net operating revenues......................   10,104     21,726    836       848          6,936                  (15,901)
Cost of sales...............................   (3,766)   (17,279)  (600)     (541)        (6,310)                  15,689
Depreciation, depletion and amortization....   (1,228)      (301)   (62)     (101)           (28)        (9)
Exploration, including exploratory dry holes
  and impairment............................     (463)                        (86)
Selling, general and administrative expenses     (128)      (745)   (46)      (57)          (414)      (361)
Research and development expenses...........      (63)       (40)    (3)                                (26)
                                               ------    -------   ----      ----         ------     ------   -
Costs and expenses..........................   (5,648)   (18,365)  (711)     (785)        (6,752)      (396)       15,689
Results of non-consolidated companies.......                  28      8       (44)
Debt expenses, net..........................     (372)      (112)  (322)       12             (1)       444             3
Employee benefit expense....................                                                           (594)
Other expenses, net.........................     (458)       319    (29)       88             24     (1,783)
                                               ------    -------   ----      ----         ------     ------   -
Income before income taxes and minority
  interest..................................    3,626      3,596   (218)      119            207     (2,329)         (209)
Income tax benefits (expense)...............   (1,187)    (1,058)   (11)      (91)          (101)       974            85
Minority interest...........................                        122        (4)           (28)        (2)
                                               ------    -------   ----      ----         ------     ------    ----------
Net income (loss)...........................    2,439      2,538   (107)       24             78     (1,357)         (124)
                                               ======    =======   ====      ====         ======     ======    ==========




                                              Total
                                             -------
Net operating revenues to third parties.....  24,549
Intersegment net operating revenues.........
                                             -------
Net operating revenues......................  24,549
Cost of sales............................... (12,807)
Depreciation, depletion and amortization....  (1,729)
Exploration, including exploratory dry holes
  and impairment............................    (549)
Selling, general and administrative expenses  (1,751)
Research and development expenses...........    (132)
                                             -------
Costs and expenses.......................... (16,968)
Results of non-consolidated companies.......      (8)
Debt expenses, net..........................    (348)
Employee benefit expense....................    (594)
Other expenses, net.........................  (1,839)
                                             -------
Income before income taxes and minority
  interest..................................   4,792
Income tax benefits (expense)...............  (1,389)
Minority interest...........................      88
                                             -------
Net income (loss)...........................   3,491
                                             =======


--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)

                                                                     Year ended December 31, 2001
                                                 -------------------------------------------------------------------
                                                                            International
                                                 -------------------------------------------------------------------
                                                 Exploration
                                                     and            Gas and
                                                 production  Supply energy  Distribution Corporate Eliminations Total
                                                 ----------- ------ ------- ------------ --------- ------------ -----
Net operating revenues to third parties.........     217       469               90           1                  777
Intersegment net operating revenues.............     178       160                                     (267)      71
                                                    ----      ----   ----       ---         ---        ----     ----
Net operating revenues..........................     395       629               90           1        (267)     848
Cost of sales...................................    (129)     (597)             (76)         (1)        262     (541)
Depreciation, depletion and amortization........     (94)       (6)              (1)                            (101)
Exploration, including exploratory dry holes....     (86)                                                        (86)
Selling, general and administrative expenses....     (36)       (9)              (7)         (5)                 (57)
Research and development expenses...............
                                                    ----      ----   ----       ---         ---        ----     ----
Costs and expenses..............................    (345)     (612)             (84)         (6)        262     (785)
Results of non-consolidated companies...........                                            (44)                 (44)
Debt expenses, net..............................      13        (1)                                               12
Employee benefit expense
Other expenses, net.............................     100        (1)              (1)        (10)                  88
                                                    ----      ----   ----       ---         ---        ----     ----
Income before income taxes and minority interest     163        15                5         (59)         (5)     119
Income tax benefits (expense)...................     (58)       (8)             (29)          4                  (91)
Minority interest...............................                (4)                                               (4)
                                                    ----      ----   ----       ---         ---        ----     ----
Net income (loss)...............................     105         3              (24)        (55)         (5)      24
                                                    ====      ====   ====       ===         ===        ====     ====

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)

                                                                              Year ended December 31, 2000
                                                 ------------------------------------------------------------------------------
                                                 Exploration                  International
                                                     and              Gas and (see separate
                                                 production   Supply  energy   disclosure)  Distribution Corporate Eliminations
                                                 ----------- -------  ------- ------------- ------------ --------- ------------
Net operating revenues to third parties.........      891     18,620               794          6,650
Intersegment net operating revenues.............   11,248      5,605                               98                (16,951)
                                                   ------    -------   ----       ----         ------     ------     -------
Net operating revenues..........................   12,139     24,225               794          6,748                (16,951)
Cost of sales...................................   (4,100)   (19,709)             (414)        (6,042)                16,816
Depreciation, depletion and amortization........   (1,256)      (519)             (141)           (31)       (75)
Exploration, including exploratory dry holes
  and impairment................................     (412)                         (65)
Selling, general and administrative expenses....      (52)      (579)              (51)          (381)      (387)
Research and development expenses...............      (58)       (49)               (1)                      (44)
                                                   ------    -------   ----       ----         ------     ------     -------
Costs and expenses..............................   (5,878)   (20,856)             (672)        (6,454)      (506)     16,816
Results of non-consolidated companies...........                  19                                7
Debt expenses, net..............................     (302)      (310)               (4)             5        259         (19)
Employee benefit expense........................                                                            (370)
Other expenses, net.............................      (73)      (270)               (1)           (56)      (487)
                                                   ------    -------   ----       ----         ------     ------     -------
Income before income taxes and minority interest    5,886      2,808               117            250     (1,104)       (154)
Income tax benefits (expense)...................   (1,958)      (971)              (21)           (70)       479          18
Minority interest...............................                 106                (3)           (41)
                                                   ------    -------   ----       ----         ------     ------     -------
Net income (loss)...............................    3,928      1,943                93            139       (625)       (136)
                                                   ======    =======   ====       ====         ======     ======     =======




                                                  Total
                                                 -------
Net operating revenues to third parties.........  26,955
Intersegment net operating revenues.............
                                                 -------
Net operating revenues..........................  26,955
Cost of sales................................... (13,449)
Depreciation, depletion and amortization........  (2,022)
Exploration, including exploratory dry holes
  and impairment................................    (477)
Selling, general and administrative expenses....  (1,450)
Research and development expenses...............    (152)
                                                 -------
Costs and expenses.............................. (17,550)
Results of non-consolidated companies...........      26
Debt expenses, net..............................    (371)
Employee benefit expense........................    (370)
Other expenses, net.............................    (887)
                                                 -------
Income before income taxes and minority interest   7,803
Income tax benefits (expense)...................  (2,523)
Minority interest...............................      62
                                                 -------
Net income (loss)...............................   5,342
                                                 =======

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


                                                                     Year ended December 31, 2000
                                                 -------------------------------------------------------------------
                                                                            International
                                                 -------------------------------------------------------------------
                                                 Exploration
                                                     and            Gas and
                                                 production  Supply energy  Distribution Corporate Eliminations Total
                                                 ----------- ------ ------- ------------ --------- ------------ -----
Net operating revenues to third parties.........     221       564                           9                   794
Intersegment net operating revenues.............     230                                               (230)
                                                    ----      ----    ---       ---         --         ----     ----
Net operating revenues..........................     451       564                           9         (230)     794
Cost of sales...................................    (105)     (532)                         (7)         230     (414)
Depreciation, depletion and amortization........    (137)       (4)                                             (141)
Exploration, including exploratory dry holes....     (65)                                                        (65)
Selling, general and administrative expenses....     (48)       (3)                                              (51)
Research and development expenses...............      (1)                                                         (1)
                                                    ----      ----    ---       ---         --         ----     ----
Costs and expenses..............................    (356)     (539)                         (7)         230     (672)
Results of non-consolidated companies...........
Debt expenses, net..............................      (2)       (2)                                               (4)
Employee benefit expense........................
Other expenses, net.............................       2        (1)                         (2)                   (1)
                                                    ----      ----    ---       ---         --         ----     ----
Income before income taxes and minority interest      95        22                                               117
Income tax benefits (expense)...................     (21)                                                        (21)
Minority interest...............................                (3)                                               (3)
                                                    ----      ----    ---       ---         --         ----     ----
Net income (loss)...............................      74        19                                                93
                                                    ====      ====    ===       ===         ==         ====     ====

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


                                                                          Year ended December 31, 1999
                                             ------------------------------------------------------------------------------
                                             Exploration                  International
                                                 and              Gas and (see separate
                                             production   Supply  energy   disclosure)  Distribution Corporate Eliminations
                                             ----------- -------  ------- ------------- ------------ --------- ------------
Net operating revenues to third parties.....      369     10,098               333          5,558
Intersegment net operating revenues.........    7,026      4,544                              116                (11,686)
                                               ------    -------    ---       ----         ------      ----      -------
Net operating revenues......................    7,395     14,642               333          5,674                (11,686)
Cost of sales...............................   (2,167)   (12,721)              (97)        (5,178)                11,953
Depreciation, depletion and amortization....   (1,667)      (432)             (114)           (31)      (18)
Exploration, including exploratory dry holes     (226)                         (69)
Selling, general and administrative expenses      (19)      (414)              (75)          (204)     (570)
Research and development expenses...........                                                           (108)
                                               ------    -------    ---       ----         ------      ----      -------
Costs and expenses..........................   (4,079)   (13,567)             (355)        (5,413)     (696)      11,953
Results of non-consolidated companies.......                  30                                9
Debt expenses, net..........................     (847)    (1,847)               48            (85)      199
Employee benefit expense                                                                               (319)
Other expenses, net.........................                 (87)              (22)          (240)      (94)
                                               ------    -------    ---       ----         ------      ----      -------
Income before income taxes and
  minority interest.........................    2,469       (829)                4            (55)     (910)         267
Income tax benefits (expense)...............     (815)       294                              (10)      282
Minority interest...........................                  12                               18
                                               ------    -------    ---       ----         ------      ----      -------
Net income (loss)...........................    1,654       (523)                4            (47)     (628)         267
                                               ======    =======    ===       ====         ======      ====      =======




                                              Total
                                             -------
Net operating revenues to third parties.....  16,358
Intersegment net operating revenues.........
                                             -------
Net operating revenues......................  16,358
Cost of sales...............................  (8,210)
Depreciation, depletion and amortization....  (2,262)
Exploration, including exploratory dry holes    (295)
Selling, general and administrative expenses  (1,282)
Research and development expenses...........    (108)
                                             -------
Costs and expenses.......................... (12,157)
Results of non-consolidated companies.......      39
Debt expenses, net..........................  (2,532)
Employee benefit expense                        (319)
Other expenses, net.........................    (443)
                                             -------
Income before income taxes and
  minority interest.........................     946
Income tax benefits (expense)...............    (249)
Minority interest...........................      30
                                             -------
Net income (loss)...........................     727
                                             =======

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


                                                                     Year ended December 31, 1999
                                                 -------------------------------------------------------------------
                                                                            International
                                                 -------------------------------------------------------------------
                                                 Exploration
                                                     and            Gas and
                                                 production  Supply energy  Distribution Corporate Eliminations Total
                                                 ----------- ------ ------- ------------ --------- ------------ -----
Net operating revenues to third parties.........     129       197                            7                  333
Intersegment net operating revenues.............     183                                               (183)
                                                    ----      ----    ---       ----        ---        ----     ----
Net operating revenues..........................     312       197                            7        (183)     333
Cost of sales...................................     (83)     (186)                         (11)        183      (97)
Depreciation, depletion and amortization........    (113)       (1)                                             (114)
Exploration, including exploratory dry holes....     (69)                                                        (69)
Selling, general and administrative expenses....     (72)                                    (3)                 (75)
Research and development expenses...............
                                                    ----      ----    ---       ----        ---        ----     ----
Costs and expenses..............................    (337)     (187)                         (14)        183     (355)
Results of non-consolidated companies...........
Debt expenses, net..............................      45        (2)                           5                   48
Employee benefit expense........................
Other expenses, net.............................     (22)                                                        (22)
                                                    ----      ----    ---       ----        ---        ----     ----
Income before income taxes and minority interest      (2)        8                           (2)                   4
Income tax benefits (expense)...................
Minority interest...............................
                                                    ----      ----    ---       ----        ---        ----     ----
Net income (loss)...............................      (2)        8                           (2)                   4
                                                    ====      ====    ===       ====        ===        ====     ====


--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


Capital expenditures were as follows:

                                               Years ended December 31
                                               -----------------------
                                               Capital expenditures
                                               -----------------------
                                               2001    2000    1999
                                                -----  ------- -------
                Exploration and production.... 2,866   2,581   2,398
                Supply........................   642     569     521
                Gas and energy................   192      50     956
                International
                   Exploration and production.   318     236     202
                   Supply.....................     3       9     190
                   Gas and energy.............     3
                   Distribution...............     2
                Distribution..................    86      68      64
                Corporate.....................   142      70      20
                                                -----   -----   -----
                                               4,254   3,583   4,351
                                                =====   =====   =====

The Company's gross sales, classified by geographic destination, are as follows:

                                     Years ended December 31
                                     -----------------------
                                      2001    2000    1999
                                     ------  ------- -------
                       Brazil....... 30,122  30,630  22,190
                       International  4,023   4,866   1,277
                                     ------  ------  ------
                                     34,145  35,496  23,467
                                     ======  ======  ======

The total amounts sold of products and services to the two principal customers in 2001, 2000 and 1999 were US$ 2,907, US$ 3,045, US$ 2,736 and US$ 2,871, US$
2,815, US$ 2,649, respectively.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)


21.  Related Party Transactions

The Company is controlled by the Federal Government and has numerous transactions with other state-owned companies in the ordinary course of business.

Transactions with major related parties resulted in the following balances:

                                                                 As of December 31
                                                       -------------------------------------
                                                              2001               2000
                                                       ------------------ ------------------
                                                       Assets Liabilities Assets Liabilities
                                                       ------ ----------- ------ -----------
PETROS (Pension fund).................................   665        27         2       30
Banco do Brasil S.A................................... 5,378        25     5,368      188
BNDES (Note 11(b))....................................             943              1,080
Federal Government....................................   114                  84
ANP...................................................     6                   8
Restricted deposits for legal Proceedings.............   335                 230
Government securities (Note 5)........................    39               3,542
Petroleum and Alcohol Account--Receivable from Federal
  Government (Note 10)................................    81               1,509
Others................................................   663        26       424       26
                                                       -----     -----    ------    -----
                                                       7,281     1,021    11,167    1,324
                                                       =====     =====    ======    =====
Current............................................... 5,700       163     5,705      337
                                                       =====     =====    ======    =====
Long-term............................................. 1,581       858     5,462      987
                                                       =====     =====    ======    =====


--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)



These balances are included in the following balance sheet classifications:

                                                                     As of December 31
                                                           -------------------------------------
                                                                  2001               2000
                                                           ------------------ ------------------
                                                           Assets Liabilities Assets Liabilities
                                                           ------ ----------- ------ -----------
Assets
Current
   Cash and cash equivalents.............................. 5,378               5,368
   Accounts receivable....................................   131                  72
   Other current assets...................................   191                 265
Other
   Government securities--................................    39               3,542
   Petroleum and Alcohol Account--receivable from Federal
     Government...........................................    81               1,509
   Restricted deposits for legal proceedings..............   335                 230
   Pension Fund...........................................   665
   Other assets...........................................   461                 181
Liabilities
Current
   Current portion of long-term debt......................              85                 85
   Current liabilities....................................              58                 60
   Short term debt........................................              20                192
Long-term
   Long-term debt.........................................             848                976
   Other liabilities......................................              10                 11
                                                           -----     -----    ------    -----
                                                           7,281     1,021    11,167    1,324
                                                           =====     =====    ======    =====

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements (Continued)
(Expressed in millions of United States dollars, unless otherwise stated)



The principal amounts of business and financial operations carried out with related parties are as follows:

                                                       Years ended December 31
                                             --------------------------------------------
                                                     2001           2000           1999
                                             ------ ------- ------ ------- ------ -------
                                             Income Expense Income Expense Income Expense
                                             ------ ------- ------ ------- ------ -------
Sales of products and services
   Centrais Elet. do Norte do Brasil S.A.--
     Eletronorte............................   120            152            101
   Manaus Energia S.A.......................   214            127            149
   Others...................................   569            449            236
Financial income
   Petroleum and Alcohol Account--
     Receivable from Federal Government
     (Note 10)..............................    16             35             99
   Government securities (Note 5)...........   243            292            384
   Others...................................   863            609            289
Financial expenses..........................         (118)          (151)          (802)
Other expenses, net.........................         (405)          (106)
                                             -----   ----   -----   ----   -----   ----
                                             2,025   (523)  1,664   (257)  1,258   (802)
                                             =====   ====   =====   ====   =====   ====

In accordance with SFAS 69--Disclosures About Oil and Gas Producing Activities ("SFAS 69"), this section provides supplemental information on oil and gas exploration and producing activities of the Company. The information included in items (a) through (c) provides historical cost information pertaining to costs incurred in exploration, property acquisitions and development, capitalized costs and results of operations. The information included in items
(d) and (e) present information on PETROBRAS' estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows.

Beginning in 1995, the Federal Government of Brazil undertook a comprehensive reform of the country's oil and gas regulatory system. On November 9, 1995, the Brazilian Constitution was amended to authorize the Federal Government to contract with any state or privately-owned company to carry out the activities related to the upstream and downstream segments of the Brazilian oil and gas sector. This amendment eliminated PETROBRAS' effective monopoly. The amendment was implemented by the Petroleum Law, which liberated the fuel market in Brazil beginning January 1, 2002.

The Petroleum Law established a new regulatory framework ending PETROBRAS' exclusive agency and enabling competition in all aspects of the oil and gas industry in Brazil. As provided in the Petroleum Law, PETROBRAS was granted the exclusive right for a period of 27 years to exploit the petroleum reserves in all fields where the Company had previously commenced production. However, the Petroleum Law established a procedural framework for PETROBRAS to claim exclusive exploratory (and, in case of success, development) rights for a period of up to three years with respect to areas where the Company could demonstrate that it had "established prospects." To perfect its claim to explore and develop these areas, the Company had to demonstrate that it had the requisite financial capacity to carry out these activities, alone or through financing or partnering arrangements.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Supplementary information on oil and gas exploration and production activities (unaudited)
(Expressed in millions of United States dollars, unless otherwise stated)


During 2001, PETROBRAS returned to the ANP the rights over 59 concessions previously granted to the Company on August 6, 1998. On August 6, 1998, PETROBRAS and ANP signed concession contracts relating to 397 areas, consisting of 231 production areas, 115 exploration areas and 51 development areas. In May 1998, PETROBRAS relinquished 26 exploratory areas out of the 115 initially granted by ANP, and obtained an extension of its exclusive exploration period from three to five years with respect to 34 exploration areas and from three to six years with respect to two exploration areas.

The "International" geographic area represents BRASPETRO's activities in Angola, Argentina, Bolivia, Colombia, Nigeria, the United Kingdom and the United States of America. The Company has no non-consolidated companies involved in exploration and production activities.

(i)  Capitalized costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and abandonment allowances:

                                                 As of December 31, 2001
                                             -------------------------------
                                              Brazil  International Worldwide
                                             -------  ------------- ---------
  Unproved oil and gas properties...........     165        340          505
  Proved oil and gas properties.............  12,976      1,083       14,059
  Support equipment.........................   9,686         14        9,700
                                             -------      -----      -------
  Gross capitalized costs...................  22,827      1,437       24,264
  Depreciation and depletion................ (13,425)      (671)     (14,096)
                                             -------      -----      -------
                                               9,402        766       10,168
  Construction and installations in progress   2,731                   2,731
                                             -------      -----      -------
  Net capitalized costs.....................  12,133        766       12,899
                                             =======      =====      =======

                                                 As of December 31, 2000
                                             -------------------------------
                                              Brazil  International Worldwide
                                             -------  ------------- ---------
  Unproved oil and gas properties...........     103        230          333
  Proved oil and gas properties.............  12,928      1,200       14,128
  Support equipment.........................   9,760         11        9,771
                                             -------      -----      -------
  Gross capitalized costs...................  22,791      1,441       24,232
  Depreciation and depletion................ (13,994)      (808)     (14,802)
                                             -------      -----      -------
                                               8,797        633        9,430
  Construction and installations in progress   2,752                   2,752
                                             -------      -----      -------
  Net capitalized costs.....................  11,549        633       12,182
                                             =======      =====      =======

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Supplementary information on oil and gas exploration and production activities (unaudited)
(Expressed in millions of United States dollars, unless otherwise stated)


(ii) Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

                                     Year ended December 31, 2001
                                    ------------------------------
                                    Brazil International Worldwide
                                    ------ ------------- ---------
              Property acquisitions
                 Proved............
                 Unproved..........    62       121          183
              Exploration costs....   528       110          638
              Development costs.... 2,411       119        2,530
                                    -----       ---        -----
                                    3,001       350        3,351
                                    =====       ===        =====

                                     Year ended December 31, 2000
                                    ------------------------------
                                    Brazil International Worldwide
                                    ------ ------------- ---------
              Property acquisitions
                 Proved............               4            4
                 Unproved..........    92        16          108
              Exploration costs....   540       112          652
              Development costs.... 2,445       125        2,570
                                    -----       ---        -----
                                    3,077       257        3,334
                                    =====       ===        =====

                                     Year ended December 31, 1999
                                    ------------------------------
                                    Brazil International Worldwide
                                    ------ ------------- ---------
              Property acquisitions
                 Proved............
                 Unproved..........     8        28           36
              Exploration costs....   382        82          464
              Development costs.... 2,119        89        2,208
                                    -----       ---        -----
                                    2,509       199        2,708
                                    =====       ===        =====

(iii)  Results of operations for oil and gas producing activities

The Company's results of operations from oil and gas producing activities for the years ending December 31, 2001, 2000 and 1999 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to supply segment in Brazil. In 2000, the Company began exporting a small portion of the its Brazilian oil production and selling it at spot prices determined at the shipment's destination point. Because the Brazilian spot market for oil and gas products has not yet been developed, the Company estimates the price of Brazilian crude oil based upon a netback pricing methodology based upon year end prices for Brent crude oil, giving effect to product quality and transportation considerations within Brazil including tariffs, refining allocation and availability considerations, and internal demand. The prices calculated by the Company's model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company's model may not be indicative of the future prices to be realized by the Company after January 1, 2002, when full price deregulation began. Gas prices used are contracted prices to third parties.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Supplementary information on oil and gas exploration and production activities (unaudited)
(Expressed in millions of United States dollars, unless otherwise stated)


Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including such costs as operating labor, materials, supplies, fuel consumed in operations and the costs of operating natural liquid gas plants. Production costs also include administrative expenses and depreciation and amortization of equipment associated with production activities.

Exploration expenses include the costs of geological and geophysical activities and non-productive exploratory wells. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with SFAS 69, income taxes are based on statutory tax rates, reflecting allowable deductions. Interest income and expense are excluded from the results reported in this table.

                                            Year ended December 31, 2001
                                           ------------------------------
                                           Brazil  International Worldwide
                                           ------  ------------- ---------
     Revenues:
        Sales to third parties............    308       217          525
        Intersegment......................  9,796       178        9,974
                                           ------      ----       ------
                                           10,104       395       10,499
     Production costs..................... (3,766)     (112)      (3,878)
     Exploration expenses.................   (334)      (70)        (404)
     Depreciation, depletion, amortization (1,228)      (94)      (1,322)
     Impairment of oil and gas properties.   (129)      (16)        (145)
                                           ------      ----       ------
     Results before income taxes..........  4,647       103        4,750
     Income tax expense................... (1,580)      (43)      (1,623)
                                           ------      ----       ------
     Results of operations................  3,067        60        3,127
                                           ======      ====       ======


                                            Year ended December 31, 2000
                                           ------------------------------
                                           Brazil  International Worldwide
                                           ------  ------------- ---------
     Revenues:
        Sales to third parties............    891       221        1,112
        Intersegment...................... 11,248       230       11,478
                                           ------      ----       ------
                                           12,139       451       12,590
     Production costs..................... (4,100)      (89)      (4,189)
     Exploration expenses.................   (397)      (43)        (440)
     Depreciation, depletion, amortization (1,256)     (137)      (1,393)
     Impairment of oil and gas properties.    (15)      (22)         (37)
                                           ------      ----       ------
     Results before income taxes..........  6,371       160        6,531
     Income tax benefit (expense)......... (2,166)      (66)      (2,232)
                                           ------      ----       ------
     Results of operations................  4,205        94        4,299
                                           ======      ====       ======

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Supplementary information on oil and gas exploration and production activities (unaudited)
(Expressed in millions of United States dollars, unless otherwise stated)


                                            Year ended December 31, 1999
                                           ------------------------------
                                           Brazil  International Worldwide
                                           ------  ------------- ---------
     Revenues:
        Sales to third parties............    369       129          498
        Intersegment......................  7,026       183        7,209
                                           ------      ----       ------
                                            7,395       312        7,707
     Production costs..................... (2,167)      (79)      (2,246)
     Exploration expenses.................   (226)      (69)        (295)
     Depreciation, depletion, amortization (1,667)     (113)      (1,780)
     Impairment of oil and gas properties.
                                           ------      ----       ------
     Results before income taxes..........  3,335        51        3,386
     Income tax benefit (expense)......... (1,234)      (18)      (1,252)
                                           ------      ----       ------
     Results of operations................  2,101        33        2,134
                                           ======      ====       ======

(iv)  Reserve quantities information

The Company's estimated net proved oil and gas reserves and changes thereto for the years 2001, 2000 and 1999 are shown in the following table. Proved reserves are estimated by the Company's reservoir engineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved reserves do not include additional quantities recoverable beyond the term of the concession or contract, or that may result from extensions of currently proved areas, or from application of secondary or tertiary recovery processes not yet tested and determined to be economic.

Proved developed reserves are the quantities expected to be recovered from existing wells with existing equipment and operating methods. Proved undeveloped reserves are those volumes which are expected to be recovered as a result of future investments in drilling, re-equipping existing wells and installing facilities necessary to deliver the production from these reserves.

In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.


--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Supplementary information on oil and gas exploration and production activities (unaudited)
(Expressed in millions of United States dollars, unless otherwise stated)


A summary of the annual changes in the proved reserves of crude oil and natural gas follows:

                                      Oil (millions of barrels)         Gas (billions of cubic feet)
                                  ---------------------------------  ----------------------------------
                                   Brazil  International  Worldwide   Brazil  International  Worldwide
                                  -------  -------------  ---------  -------  -------------  ---------
Worldwide Net Proved
  Developed and Undeveloped
  Reserves
Reserves at January 1, 1999...... 7,313.6          156.9    7,470.5  4,402.6          850.8    5,253.4
   Revisions of previous
     estimates................... 1,260.4           (6.8)   1,253.6  2,613.8         (185.6)   2,428.2
   Extensions, discoveries and
     improved recovery...........     4.7                       4.7     81.7            6.8       88.5
   Purchase of reserves in place.                    2.2        2.2
   Sales of reserves in place....   (22.4)          (8.3)     (30.7)    (8.6)                     (8.6)
   Production for the year.......  (400.9)         (20.9)    (421.8)  (228.7)         (34.4)    (263.1)
                                  -------  -------------  ---------  -------  -------------  ---------
Reserves at December 31, 1999.... 8,155.4          123.1    8,278.5  6,860.8          637.6    7,498.4
                                  =======  =============  =========  =======  =============  =========
   Revisions of previous
     estimates...................   610.3            7.8      618.1   (182.9)       1,574.2    1,391.3
   Extensions, discoveries and
     improved recovery...........                   14.3       14.3      2.4            0.3        2.7
   Purchase of reserves in place.                    1.5        1.5
   Sales of reserves in place....   (91.3)                    (91.3)   (18.3)                    (18.3)
   Production for the year.......  (447.0)         (17.8)    (464.8)  (395.2)         (38.9)    (434.1)
                                  -------  -------------  ---------  -------  -------------  ---------
Reserves at December 31, 2000.... 8,227.4          128.9    8,356.3  6,266.8        2,173.2    8,440.0
                                  =======  =============  =========  =======  =============  =========
   Revisions of previous
     estimates...................  (949.6)          (0.3)    (949.9)   401.1           13.0      414.1
   Extensions, discoveries and
     improved recovery...........   877.6            2.2      879.8    835.3           65.5      900.8
   Sales of reserves in place....   (31.6)         (20.2)     (51.8)  (194.0)         (38.8)    (232.8)
   Production for the year.......  (471.0)         (14.6)    (485.6)  (423.9)         (50.7)    (474.6)
                                  -------  -------------  ---------  -------  -------------  ---------
Reserves at December 31, 2001.... 7,652.8           96.0    7,748.8  6,885.3        2,162.2    9,047.5
                                  =======  =============  =========  =======  =============  =========
Net Proved Developed Reserves
   At January 1, 1999............ 2,766.0          106.9    2,872.9  1,847.6          400.3    2,247.9
   At December 31, 1999.......... 3,181.5           80.4    3,261.9  3,604.6          349.0    3,953.6
   At December 31, 2000.......... 3,780.8           80.1    3,860.9  3,614.3        1,368.4    4,982.7
   At December 31, 2001.......... 3,899.4           66.6    3,966.0  3,946.0        1,336.8    5,282.8

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of SFAS 69. Estimated future cash inflows from production in Brazil are computed by applying year-end prices based upon the Company's internal pricing methodology for oil and gas to year-end quantities of estimated net proved reserves. Estimated future cash inflows from production related to the Company's International Area are computed by

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Supplementary information on oil and gas exploration and production activities (unaudited)
(Expressed in millions of United States dollars, unless otherwise stated)

applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and are applied to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10 percent midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditures will be incurred and when the reserves will be produced.

The information provided does not represent management's estimate of PETROBRAS' expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of PETROBRAS' future cash flows or the value of its oil and gas reserves.

--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Supplementary information on oil and gas exploration and production activities (unaudited)
(Expressed in millions of United States dollars, unless otherwise stated)


                                                                Brazil  International Worldwide
                                                               -------  ------------- ---------
At December 31, 2001
   Future cash inflows........................................ 129,989      5,217      135,206
   Future production costs.................................... (56,087)    (1,356)     (57,443)
   Future development costs...................................  (9,650)      (277)      (9,927)
   Future income tax expenses................................. (21,810)    (1,526)     (23,336)
                                                               -------     ------      -------
   Undiscounted future net cash flows.........................  42,442      2,058       44,500
   10 percent midyear annual discount for timing of estimated
     cash flows............................................... (21,531)    (1,023)     (22,554)
                                                               -------     ------      -------
   Standardized measure of discounted future net cash flows...  20,911      1,035       21,946
                                                               =======     ======      =======
At December 31, 2000
   Future cash inflows........................................ 182,737      6,241      188,978
   Future production costs.................................... (70,620)    (1,954)     (72,574)
   Future development costs................................... (10,431)      (504)     (10,935)
   Future income tax expenses................................. (33,394)    (1,312)     (34,706)
                                                               -------     ------      -------
   Undiscounted future net cash flows.........................  68,292      2,471       70,763
   10 percent midyear annual discount for timing of estimated
     cash flows............................................... (36,671)    (1,096)     (37,767)
                                                               -------     ------      -------
   Standardized measure of discounted future net cash flows...  31,621      1,375       32,996
                                                               =======     ======      =======
At December 31, 1999
   Future cash inflows........................................ 197,641      3,134      200,775
   Future production costs.................................... (69,965)      (928)     (70,893)
   Future development costs................................... (12,206)      (140)     (12,346)
   Future income tax expenses................................. (38,109)      (609)     (38,718)
                                                               -------     ------      -------
   Undiscounted future net cash flows.........................  77,361      1,457       78,818
   10 percent midyear annual discount for timing of estimated
     cash flows............................................... (41,720)      (546)     (42,266)
                                                               -------     ------      -------
   Standardized measure of discounted future net cash flows...  35,641        911       36,552
                                                               =======     ======      =======


--------------------------------------------------------------------------------

Petroleo Brasileiro S.A. -- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------

Supplementary information on oil and gas exploration and production activities (unaudited)
(Expressed in millions of United States dollars, unless otherwise stated)


The following are the principal sources of change in the standardized measure of discounted net cash flows:

                                                    Brazil              International            Worldwide
                                           ------------------------  ------------------  -------------------------
                                             2001    2000     1999    2001   2000  1999    2001    2000     1999
                                           -----------------------------------------------------------------------
Balance at January 1......................  31,621  35,641    7,265  1,375    911   495   32,996  36,552    7,760
Sales and transfers of oil and gas, net of
  production costs........................  (6,338) (8,039)  (5,228)  (283)  (362) (233)  (6,621) (8,401)  (5,461)
Development costs incurred................   2,411   2,445    2,119    119    125    89    2,530   2,570    2,208
Purchases of reserves.....................                                     18    12               18       12
Sales of reserves.........................    (550)   (336)    (267)  (163)          (4)    (713)   (336)    (271)
Extensions, discoveries and improved
  recovery, less related costs............   2,629       2       98     95     96    13    2,724      98      111
Revisions of previous quantity estimates..  (3,944)  1,126    5,031    163    618  (202)  (3,781)  1,744    4,829
Net changes in prices and production costs (15,446) (5,393)  43,115   (507)   311   861  (15,953) (5,082)  43,976
Changes in future development costs.......    (339) (1,303)  (2,366)  (147)  (164)   24     (486) (1,467)  (2,342)
Accretion of discount.....................   5,670   5,406    1,056    (14)   114    64    5,656   5,520    1,120
Net change in income taxes................   5,197   2,072  (15,182)   397   (292) (208)   5,594   1,780  (15,390)
                                           -------  ------  -------  -----  -----  ----  -------  ------  -------
Balance at December 31....................  20,911  31,621   35,641  1,035  1,375   911   21,946  32,996   36,552
                                           =======  ======  =======  =====  =====  ====  =======  ======  =======


--------------------------------------------------------------------------------