Form 20-F
period 2003-12-31
BRAZILIAN PETROLEUM CORP
filed 2004-06-30
CIK 1119639

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation -PETROBRAS	The Federative Republic of Brazil
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Avenida República do Chile, 65

20035-900 - Rio de Janeiro - RJ

Brazil

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares, without par value*
American Depositary Shares (as evidenced by
American Depositary Receipts), each representing	New York Stock Exchange
1 Common Share
Preferred Shares, without par value*
American Depositary Shares (as evidenced by
American Depositary Receipts), each representing	New York Stock Exchange
1 Preferred Share

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this Annual Report:

At December 31, 2003, there were outstanding:

634,168,418 Common Shares, without par value

462,369,507 Preferred Shares, without par value

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

1

2

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

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These factors include:

•	general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates;

•	international and Brazilian political, economic and social developments;

•	our ability to obtain financing;

•	competition;

•	technical difficulties in the operation of our equipment and the provision of our services;

•	changes in, or failure to comply with, governmental regulations;

•	receipt of governmental approvals and licenses;

•	business abilities and judgment of personnel;

•	military operations, terrorists acts, wars or embargoes;

•	the cost and availability of adequate insurance coverage; and

•	other factors discussed below under “Risk Factors.”

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

Unless the context otherwise requires, the terms “Petrobras,” “we,” “us,” and “our” refer to Petróleo Brasileiro S.A.-Petrobras and its consolidated subsidiaries.

CERTAIN TERMS AND CONVENTIONS

A glossary of petroleum industry terms, a table of abbreviations and a conversion table are presented beginning on page 116.

PRESENTATION OF FINANCIAL INFORMATION

In this annual report, references to “Real,” “Reais” or “R$” are to Brazilian Reais and references to “U.S. dollars” or “U.S.$” are to United States dollars.

The audited consolidated financial statements of Petrobras and our consolidated subsidiaries as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, and the accompanying notes, contained in this annual report have been presented in U.S. dollars and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). See Item 5 “Operating and Financial Review and Prospects” and Note 2(a) to our audited consolidated financial statements. We also publish financial statements in Brazil in Reais in accordance with the accounting principles required by Brazilian Corporation Law and the regulations promulgated by the Comissão de Valores Mobiliários (Brazilian Securities Commission, or the CVM) “Brazilian GAAP,” which differs in significant respects from U.S. GAAP.

We are required by Brazilian Corporation Law to change auditors every five years and to select auditors through a bidding process. Since June 2003, Ernst & Young Auditores Independentes S/S has served as our independent auditors and audited our financial statements for the year ending December 31, 2003. PricewaterhouseCoopers Auditores Independentes audited our financial statements for each of the years ending December 31, 2002, 2001, 2000 and 1999.

Our functional currency is the Brazilian Real. As described more fully in Note 2(a) to our audited consolidated financial statements, the U.S. dollar amounts as of the dates and for the periods presented in our audited consolidated financial statements have been remeasured or translated from the Real amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards No. 52 of the U.S. Financial Accounting Standards Board, or SFAS 52. U.S. dollar amounts presented in this annual report have been translated from Reais at the period-end exchange rate for balance sheet items and the average exchange rate prevailing during the period for income statement and cash flow items.

Unless the context otherwise indicates,

•	historical data contained in this annual report that were not derived from the consolidated financial statements have been translated from Reais on a similar basis;

•	forward-looking amounts, including estimated future capital expenditures, have been projected on a constant basis and have been translated from Reais in 2004 at an estimated average exchange rate of R$3.0147 to U.S.$1.00, and future calculations involving an assumed price of crude oil have been calculated using a Brent crude oil price of U.S.$28.00 for 2004 and U.S.$23.00 thereafter, adjusted for our quality and locational differences, unless otherwise stated; and

•	estimated future capital expenditures are based on the most recently budgeted amounts, which may not have been adjusted to reflect all factors that could affect such amounts.

Certain figures included in this annual report have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures that precede them.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth our selected consolidated financial data, presented in U.S. dollars and prepared in accordance with U.S. GAAP. The data for each of the five years in the period ended December 31, 2003 have been derived from our audited consolidated financial statements, which were audited by Ernst & Young Auditores Independentes S/S for the year ended December 31, 2003 and by PricewaterhouseCoopers Auditores Independentes for each of the years ending December 31, 2002, 2001, 2000 and 1999. The information below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes and Item 5 “Operating and Financial Review and Prospects.”

BALANCE SHEET DATA

	As of December 31,
	2003	2002	2001	2000	1999
	(in millions of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$9,610	$3,301	$7,360	$5,826	$3,015
Accounts receivable, net	2,905	2,267	2,759	2,211	1,575
Inventories	2,947	2,540	2,399	3,087	2,270
Recoverable taxes	917	672	664	463	335
Advances to suppliers	504	794	483	268	109
Other current assets	1,017	748	661	671	863

Total current assets	17,900	10,322	14,326	12,526	8,167
Property, plant and equipment, net	30,805	18,224	19,179	19,237	18,426
Investments in non-consolidated companies and other investments	1,173	334	499	530	438
Other assets:
Accounts receivables, net	528	369	476	359	88
Advances to suppliers	416	450	403	496	502
Petroleum and Alcohol Account-Receivable from Federal Government	239	182	81	1,509	1,352
Government securities	283	176	665	3,542	3,573
Unrecognized pension obligation	—	61	187	333	486
Restricted deposits for legal proceedings and guarantees	543	290	337	230	156
Recoverable taxes	467	156	164
Investments PEPSA and PELSA		1,073
Goodwill in PEPSA and PELSA	183
Prepaid expenses	190	100	78	42
Marketable securities	340	208	212	30
Others	545	209	257	302	545

Total other assets	3,734	3,274	2,860	6,843	6,702

Total assets	$53,612	$32,154	$36,864	$39,136	$33,733

Liabilities and Shareholders’ equity
Current liabilities:
Trade accounts payable	$2,261	$1,702	$1,783	$2,011	$1,314
Taxes payable	2,305	1,801	2,145	1,616	1,208
Short-term debt	1,329	671	1,101	3,128	4,629
Current portion of long-term debt	1,145	727	940	952	1,136
Current portion of project financings	842	239	680	565	359
Current portion of capital lease obligations	378	349	298	236	168
Dividends and interest on capital payable	1,139	307	93	6
Payroll and related charges	581	283	333	289	326
Advances from customers	258	119	26	55
Employee benefits obligations – Pension	160	89	117	454	245
Other current liabilities	823	976	528	328	426

Total current liabilities	11,221	7,263	8,044	9,640	9,811
Long-term liabilities:
Long-term debt	11,888	6,987	5,908	4,833	4,778
Project financings	5,066	3,800	3,153	2,056	681
Employee benefits obligations – Pension	1,895	1,363	1,971	2,854	3,762
Employee benefits obligation – Health Care	1,580	1,060	1,409	1,465	1,401
Capital lease obligations	1,242	1,907	1,930	1,370	1,100
Deferred income tax	1,122	259	717	1,722	874
Thermoelectric liabilities	1,142
Provision for abandonment of wells	396
Other liabilities	541	350	406	338	367

Total long-term liabilities	24,872	15,726	15,494	14,638	12,963

Minority interest	367	(136)	79	153	237

Shareholders’ equity
Shares authorized and issued:
Preferred stock	2,973	2,459	1,882	1,882	1,882
Common stock	4,289	3,761	2,952	2,952	2,952
Capital reserve and other comprehensive income	9,890	3,081	8,413	9,871	5,888

Total Shareholders’ equity	17,152	9,301	13,247	14,705	10,722

Total liabilities and Shareholders’ equity	$53,612	$32,154	$36,864	$39,136	$33,733

INCOME STATEMENT DATA

	For the Year Ended December 31,
	2003	2002	2001	2000	1999
	(in millions of U.S. dollars, except for share and per share data)
Sales of products and services	$42,690	$32,987	$34,145	$35,496	$23,467
Value-added and other taxes on sales and services	(6,348)	(5,241)	(8,627)	(8,829)	(5,453)
CIDE(8)	(5,545)	(5,134)	—	—	—
Specific parcel price – PPE	—	—	(969)	288	(1,656)

Net operating revenues	30,797	22,612	24,549	26,955	16,358

Cost of sales(1)	15,416	11,506	12,807	13,449	8,210
Depreciation, depletion and amortization(2)	1,785	1,930	1,729	2,022	2,262
Exploration, including exploratory dry holes(2)	512	435	404	440	295
Selling, general and administrative expenses	2,091	1,741	1,751	1,450	1282
Other operating expense(3)	271	222	277	189	108

Total costs and expenses	20,075	15,834	16,968	17,550	12,157
Financial income	602	1,142	1,375	1,113	928
Financial expense	(1,247)	(774)	(808)	(909)	(715)
Monetary and exchange variation on monetary assets and liabilities, net	509	(2,068)	(915)	(575)	(2,745)
Employee benefit expense	(595)	(451)	(594)	(370)	(319)
Other non-operating income (expense), net(4)	(1,218)	(1,395)	(1,847)	(861)	(404)

Income before income taxes, minority interest and accounting change	8,773	3,232	4,792	7,803	946
Income tax (expense) benefit:
Current	(2,599)	(1,269)	(1,196)	(1,574)	(65)
Deferred	(64)	116	(193)	(949)	(184)

Total income tax expense	(2,663)	(1,153)	(1,389)	(2,523)	(249)

Minority interest in results of consolidated subsidiaries	(248)	232	88	62	30

Income before effect of change in accounting principle	5,862	2,311	3,491	5,342	727

Cumulative effect of change in accounting principle, net of taxes(2)	697
Net income for the year	$6,559	$2,311	$3,491	$5,342	$727

Weighted average number of shares outstanding:(5)
Common/ADS	634,168,418	634,168,418	634,168,418	634,168,418	634,168,418
Preferred/ADS	462,369,507	451,935,669	451,935,669	451,935,669	451,935,669
Basic and diluted earnings per share:
Common/ADS(6)	$5.98	$2.13	$3.21	$4.92	$0.67
Preferred/ADS(6)	5.98	2.13	3.21	4.92	0.67
Cash dividends per share(7):
Common/ADS	$1.78	$1.19	$1.62	$0.45	$0.28
Preferred/ADS	1.78	1.19	1.62	0.45	0.39

(1)	Amounts reported are net of impact of government charges and taxes of U.S.$68 million in 2001 and U.S.$143 million in 1999 and a credit of U.S.$19 million in 2000. The governmental regulations giving rise to such charges/credits and taxes were abolished in 2002.
(2)	In 2002, U.S.$284 million in abandonment costs were recognized as depreciation, depletion and amortization in accordance with SFAS 19. In 2003, as a result of our adoption of SFAS 143 - Accounting for Asset Retirement Obligations, depreciation on the asset retirement obligation was recorded under depreciation, depletion and amortization, while accretion expense was recorded under exploration, including exploratory dry holes. This change resulted in U.S.$43 million in abandonment costs being recognized as exploration, including exploratory dry holes in 2003. The cumulative effect of adoption is recorded separately.
(3)	Amounts reported are net of impact of government charges and taxes of U.S.$45 million in 2001, U.S.$81 million in 2000 and U.S.$132 million in 1999. The governmental regulations giving rise to such charges and taxes were abolished in 2002.
(4)	Amounts reported include financial charges in respect of the Petroleum and Alcohol Account of U.S.$2 million in 2002, U.S.$16 million in 2001, U.S.$35 million in 2000 and U.S.$95 million in 1999.
(5)	On April 24, 2000, our board of directors authorized a 1 for 100 reverse stock split effective May 23, 2000. Share data and basic and diluted earnings per share for all years presented give retroactive effect to this change.
(6)	Basic and diluted earnings per share for 2003 were affected by our adoption of SFAS 143. That change in accounting principle altered our 2003 basic and diluted earnings per share from 5.35 (before effect of change in accounting principle) to 5.98 (after effect of change in accounting principle).
(7)	Represents dividends declared in respect of the earnings of each period.
(8)	Contribution of intervention in the economic domain charge.

Exchange Rates

There are two principal foreign exchange markets in Brazil, the commercial rate exchange market and the floating rate exchange market.

On January 13, 1999, the Brazilian government announced the unification of the exchange positions of the Brazilian financial institutions in the commercial rate exchange market and floating rate exchange market, which led to a convergence in the pricing and liquidity of both markets. However, complete unification has not yet occurred and each market continues to be subject to specific regulation. Most trade and financial transactions are carried out on the commercial rate exchange market. These transactions include the purchase or sale of our shares or the payment of dividends with respect to our shares to shareholders outside Brazil. Transactions not carried out on the commercial rate exchange market are generally carried out on the floating rate exchange market. Foreign currencies may only be purchased through Brazilian financial institutions authorized to operate in these markets. In both markets, rates are freely negotiated but may be influenced by the intervention of the Central Bank of Brazil. Since 1999, the Central Bank of Brazil has allowed the Real to float freely.

The Real depreciated 18.7% in 2001 and 52.3% in 2002 against the U.S. dollar, before appreciating 18.2% in 2003. As of June 15, 2004, the Real has depreciated to R$3.138 per U.S.$1.00, representing a depreciation of approximately 6.7% in 2004 year-to-date. The Real may depreciate or appreciate substantially in the future. See “-Risk Factors-Risks Relating to Brazil.”

The following table sets forth the commercial selling rate for U.S. dollars for the periods and dates indicated. The average exchange rates represent the average of the month-end exchange rates (R$/U.S.$) during the relevant period.

COMMERCIAL SELLING RATE FOR U.S. DOLLARS

	For the Year Ended December 31, (R$ /U.S.$ )
	High	Low	Average(1)	Period End
2003	3.662	2.822	3.075	2.889
2002	3.955	2.271	2.924	3.533
2001	2.835	1.935	2.352	2.320
2000	1.985	1.723	1.830	1.956
1999	2.165	1.208	1.814	1.789
2003
December	2.943	2.888	2.925	2.889
2004
January	2.941	2.802	2.855	2.941
February	2.988	2.904	2.895	2.914
March	2.941	2.875	2.899	2.909
April	2.952	2.874	2.900	2.945
May	3.205	2.945	2.939	3.129
June (through June 15)	3.165	3.112	3.135	3.138

Source: Central Bank of Brazil

(1)	Year-end figures stated for calendar years 2003, 2002, 2001 and 2000 represent the average of the month-end exchange rates during the relevant period. The figure provided for the period of calendar year 2004 up to and including June 15, 2004 represents the average of the exchange rates at the close of trading on each business day during such period.

Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or serious reasons to foresee such an imbalance, temporary restrictions on remittances from Brazil may be imposed by the Brazilian government. These types of measures may be taken by the Brazilian government in the future, including measures relating to remittances related to our preferred or common shares or ADSs. See “Risk Factors-Risks Relating to Brazil.”

Risk Factors

Risks Relating to Our Operations

Substantial or extended declines in the prices of crude oil and oil products may have a material adverse effect on us.

We do not, and will not, have control over the factors affecting international prices for crude oil and oil products. The average prices of Brent crude, an international benchmark oil, were approximately U.S.$28.84 per barrel for 2003, U.S.$25.02 per barrel for 2002 and U.S.$24.44 per barrel for 2001.

Changes in crude oil prices typically result in changes in prices for oil products. Lower crude oil prices have various effects on us, including decreasing our net operating revenues, net income and cash flows. In comparison, higher crude oil prices generally lead to increases in our net operating revenues, net income and cash flows. However, even during periods of high crude oil prices, depending on the behavior of demand, it may not be possible to pass through higher prices to consumers.

Historically, international prices for crude oil and oil products have fluctuated widely as a result of many factors. These factors include:

•	global and regional economic and political developments in crude oil producing regions, particularly in the Middle East;

•	the ability of the Organization of Petroleum Exporting Countries (OPEC) and other crude oil producing nations to set and maintain crude oil production levels and prices;

•	other actions taken by major crude oil producing or consuming countries;

•	global and regional supply and demand for crude oil and oil products;

•	competition from other energy sources;

•	domestic and foreign government regulations;

•	weather conditions;

•	war; and

•	terrorism.

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

We expect continued volatility and uncertainty in international prices for crude oil and oil products. Substantial or extended declines in international crude oil prices may have a material adverse effect on our business, results of operations and financial condition and the value of our proved reserves.

Because of changes in government regulations, we face increased competition and may lose market share.

The Brazilian government eliminated all price controls on crude oil and oil products in early 2002. Prices remain regulated, however, for natural gas and electricity. These controls could have an adverse effect on revenues from these business activities.

The changes in government regulation have enabled multinational and regional oil companies to enter the Brazilian energy market. Competition in our upstream and downstream activities has increased and will increase further, as existing and new participants expand their activities as a result of these regulatory changes.

Although our prices for oil products are based on international prices, in periods of high international prices or sharp devaluations of the Real, we may not be able to adjust our prices in Reais sufficiently to maintain parity with international prices.

Since the Brazilian government’s elimination of all price controls on crude oil and oil products in January 2002, there have been periods of high international prices or sharp devaluations of the Real when we have been unable to increase prices in Reais sufficiently to maintain parity with international prices. While we do not have an obligation to supply the Brazilian market, during periods when the local prices of oil products were below prevailing international prices, our competitors were unwilling to supply the local market. In order to ensure adequate supply of oil products in Brazil, we sold oil products below prevailing international prices.

As a result of deregulation of the Brazilian market, and the elimination of import tariffs in particular, our competitors can sell products in the Brazilian market at parity with international prices. In light of this increased competition, we have less flexibility to maintain local prices above international prices to compensate for revenues not realized in periods in which we sold oil products below prevailing international market prices.

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

Our ability to achieve our growth objectives depends on our ability to gain access to additional reserves.

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

Exploratory drilling involves numerous risks, including the risk that we will not discover commercially productive oil or natural gas reserves.

Our exploration and development activities expose us to the inherent risks of drilling, including the risk that we will not discover commercially productive crude oil or natural gas reserves. The costs of drilling, completing and operating wells are often uncertain and numerous factors beyond our control (such as unexpected drilling conditions, equipment failures or accidents and shortages or delays in the availability of drilling rigs and the delivery of equipment) may cause drilling operations to be curtailed, delayed or cancelled. Our future drilling, exploration and acquisition activities may not be successful and, if unsuccessful, could harm our future results of operations and financial condition.

Our crude oil and natural gas reserve estimates involve some degree of uncertainty and may prove to be incorrect over time.

The proved crude oil and natural gas reserves set forth in this annual report are our estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable from known reservoirs under existing economic and operating conditions (i.e., prices and costs as of the date the estimate is made). Our proved developed crude oil and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Although 91% of our domestic reserves are independently certified, there are uncertainties in estimating quantities of proved reserves related to prevailing crude oil and natural gas prices applicable to our production, which may lead us to make revisions to our reserve estimates.

Our equipment, facilities and operations are subject to numerous environmental and health regulations which have become more stringent in the recent past and may result in increased liabilities and increased capital expenditures.

Our activities are subject to a wide variety of federal, state and local laws, regulations and permit requirements relating to the protection of human health and the environment, both in Brazil and in other jurisdictions in which we operate. In Brazil, we could be exposed to civil penalties, criminal sanctions and closure orders for non-compliance with these environmental regulations, which, among other things, limit or prohibit emissions or spills of toxic substances produced in connection with our operations. Waste disposal and emissions regulations may require us to clean up or retrofit our facilities at substantial cost and could result in substantial liabilities. The Instituto Brasileiro do Meio Ambiente dos Recursos Naturais Renováveis (Brazilian Institute of the Environment and Renewable Natural Resources, or IBAMA) routinely inspects our oil platforms in the Campos Basin, and may impose fines, restrictions on operations or other sanctions in connection with its inspections.

We spent approximately U.S.$750 million in 2003, U.S.$466 million in 2002 and U.S.$473 million in 2001 to comply with environmental laws and to implement improvements in our environmental practices. Because environmental regulations have become more stringent in Brazil and in other jurisdictions where we operate, it is probable that our capital expenditures for compliance with environmental regulations and to effect improvements in our health, safety and environmental practices will increase substantially in the future. In addition, due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental expenditures may vary widely from those currently anticipated. The amount of investments we make in any given year is subject to limitations by the Brazilian government. Accordingly, expenditures required for compliance with environmental regulation could result in reductions in other strategic investments that we have planned, and any such reduction may have a material adverse effect on our results of operations or financial condition.

In the past, significant oil spills have occurred and we have incurred, and may continue to incur, liabilities in connection with oil spills, including clean up costs, government fines and potential lawsuits.

From time to time, oil spills occur in connection with our operations. In 2003, we experienced spills totaling 73,000 gallons of crude oil, as compared to 52,000 gallons in 2002 and 691,000 gallons in 2001. As a result of certain of our spills, we were fined by various state and federal environmental agencies, named the defendant in several civil and criminal suits and remain subject to several investigations and potential civil and criminal liabilities. These or any future oil spills may have a material adverse effect on our financial condition or results of operations. Accordingly, if one or more of the potential liabilities resulting from these oil spills were to result in an actual fine or civil or criminal liability, our operations and financial condition could be negatively affected.

We may incur losses and spend time and money defending pending litigation and arbitration.

We are currently a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. Our audited financial statements as of December 31, 2003 include reserves totaling U.S.$260 million as of that date, for probable and reasonably estimable losses and expenses we may incur in connection with all of our pending litigation and an additional provision of U.S.$95 million related to various tax assessments received from the Instituto Nacional de Seguridade Social (National Security Institute, or INSS), as further described in Item 8 “Financial Information-Legal Proceedings.”

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

If a State of Rio de Janeiro law imposing ICMS on oil upstream activities is applied to us, our results of operations and financial condition may be adversely affected.

In June 2003, the State of Rio de Janeiro enacted a law imposing the Imposto sobre Circulação de Mercadorias e Serviços (state sales tax, or ICMS) on upstream activities. Although the law is technically in force, the government of the State of Rio de Janeiro has yet to apply it. Currently, the ICMS is assessed at the point of sale from refineries to distributors but not at the wellhead level. As a result, the tax is mainly collected in the eight states where our refineries are located (Rio de Janeiro, São Paulo, Rio Grande do Sul, Paraná, Minas Gerais, Amazonas, Ceará and Bahia). If the State of Rio de Janeiro applies the law to us, it would change the point of collection of a portion of the ICMS from the refinery level to the wellhead level of production in the State of Rio de Janeiro. As a result, we would be unable to utilize part of the taxes imposed at the wellhead level in Rio de Janeiro to offset taxes that are imposed at the refinery level in other states, and therefore would have paid taxes on the same oil products at both production and refining levels. The attorney general has filed a lawsuit with the Brazilian Supreme Court challenging the constitutionality of the ICMS legislation. If the law is declared constitutional and the State of Rio de Janeiro applies the law to us, the amount of ICMS that we would be required to pay to the State of Rio de Janeiro could increase by approximately R$5.4 billion (U.S.$1.9 billion) per year. This increase could have a material adverse effect on our results of operations and financial condition.

A final judicial ruling upholding the view of the Brazilian Revenue Service of Rio de Janeiro that drilling and production platforms may no longer be classified as sea-going vessels will increase the amount of taxes we pay, and such an increase may have a material adverse effect on our results of operations and financial condition.

The Rio de Janeiro branch of the Brazilian Revenue Service (Secretaria de Receita Federal) has asserted that, under Brazilian law, drilling and production platforms may not be classified as sea-going vessels and therefore should not be chartered but leased. Based on this interpretation of Brazilian law, overseas remittances for charter payments would be reclassified as lease payments, and would be subject to withholding tax at the rate of 15%.

The Brazilian Revenue Service has filed two tax assessments against us in connection with the withholding tax (IRRF) on foreign remittances of payments related to the charter of vessels of movable platform types. On February 17, 2003, the Brazilian Revenue Service served us with a tax assessment notice for R$93 million (U.S.$32 million) covering disputed taxes for 1998. On June 27, 2003, the Brazilian Revenue Service served us with a tax assessment notice for R$3,064 million (U.S.$1,066 million) covering disputed taxes for the period from 1999 to 2002. We recently received two unfavorable rulings from the Brazilian Revenue Service with respect to these tax assessments, and have appealed these rulings to a higher administrative court.

We believe that Brazilian law supports our view that drilling and production platforms may be classified as sea-going vessels. However, in the event that a final judicial ruling supports the Brazilian Revenue Service’s position, the taxes we pay in connection with our drilling and production platforms would significantly increase, and such an increase could have a material adverse effect on our level of investments and, therefore, on our results of operations and financial condition.

Labor disputes, strikes, work stoppages and protests could lead to increased operating costs.

All of our employees, other than our maritime employees, are subject to a collective bargaining agreement with the Oil Workers’ Unified Federation, which was signed on November 4, 2003, and is retroactive to September 1, 2003. This collective bargaining agreement will expire on August 31, 2004. We negotiated a separate collective bargaining agreement with the maritime employees’ union. The agreement was signed on January 30, 2004, is retroactive to November 1, 2003 and will expire on October 31, 2004.

From time to time, we have been subject to strikes and work stoppages. In 2001, our oil workers began a five-day strike, which led to a decrease in crude oil production of four million barrels of oil equivalent per day. If our workers were to strike, the resulting work stoppages could have an adverse effect on us, as we do not carry insurance for losses incurred as a result of business interruptions of any nature, including business interruptions caused by labor action. As a result, our financial condition and results of operations could be adversely affected by future strikes, work stoppages, protests or similar activities.

Our participation in the domestic power market has generated losses, and the Brazilian regulatory environment for the energy sector remains uncertain.

Consistent with the global trend of other major oil and gas companies and to secure demand for our natural gas, we participate in the domestic power market. Despite a number of incentives introduced by the former Brazilian government to promote the development of thermoelectric power plants, development of such plants by private investors has been slow to progress. We have invested in 11 (5 in operation and 6 under construction or development) of the 39 gas-fired power generation plants being built or proposed to be built in Brazil under the program to promote the development of thermoelectric plants, known as the Programa Prioritário de Termoeletricidade (Thermoelectric Priority Program, or PPT). We invest in some of these plants with partners, many of whom may have power purchase agreements with the plants. We have had contractual disputes in connection with these investments and other disputes may occur. Depending on the outcome of any such disputes, they could have an adverse economic impact on us, including on the profitability of our investments.

In 2002, the Brazilian Congress passed a law increasing government intervention in the domestic power market, and in 2003 the current administration proposed a new regulatory model for the energy sector. The New Industry Model Law was enacted on March 16, 2004, but because the new law remains subject to the enactment of decrees of the Brazilian government and implementing resolutions of the National Electric Energy Agency (ANEEL), many aspects of the regulatory environment for thermoelectric power remain uncertain, and it is not clear that thermoelectric power will remain a priority for the country.

We have limited our investments in the domestic power market, but our participation in this market may never become profitable and may continue to adversely affect our operating results and financial condition.

We may not be able to obtain financing for all of our planned investments.

The Brazilian government maintains control over our budget and establishes limits on our investments and long-term debt. As a state-controlled entity, we must submit our proposed annual budgets to the Ministry of Planning, Budget and Management, the Ministry of Mines and Energy, and the Brazilian Congress for approval. We are endeavoring to obtain financing that does not require Brazilian government approval, such as structured financings, but there can be no assurance that we will succeed. As a result, we may not be free to make all the investments we envision, including those we have agreed to make to expand and develop our crude oil and natural gas fields. If we are unable to make these investments, our operating results and financial condition may be adversely affected. In addition, failure to make our planned investments in Brazil could hurt our competitive position in the Brazilian oil and gas sector, particularly as other companies enter the market.

Currency fluctuations could have a material adverse effect on our financial condition and results of operations, because most of our revenues are in Reais and a large portion of our liabilities are in foreign currencies.

The principal market for our products is Brazil, and over the last three fiscal years over 83% of our revenues have been denominated in Reais. A substantial portion of our indebtedness and some of our operating expenses and capital expenditures are, and are expected to continue to be, denominated in or indexed to U.S. dollars and other foreign currencies. In addition, during 2003, we imported U.S.$5.7 billion of crude oil and oil products, the prices of which were all denominated in U.S. dollars.

The Real depreciated 18.7% in 2001 and 52.3% in 2002 against the U.S. dollar, before appreciating 18.2% in 2003 against the U.S. dollar. As of June 15, 2004, the exchange rate of the Real to the U.S. dollar was R$3.138 per U.S.$1.00, representing a depreciation of approximately 6.7% in 2004 year-to-date. The value of the Real in relation to the U.S. dollar may continue to fluctuate and may include a significant depreciation of the Real against the U.S. dollar as occurred in 2002. Any future substantial devaluation of the Real may adversely affect our operating cash flows and our ability to meet our foreign currency-denominated obligations. You should consider this risk in light of past devaluations of the Real caused by inflationary and other pressures.

We are exposed to increases in prevailing market interest rates.

As of December 31, 2003, approximately 57% of our total indebtedness consisted of floating rate debt. Although we are changing our risk management practices, we have not yet entered into derivative contracts or made other arrangements to hedge against interest rate risk. Accordingly, if market interest rates (principally LIBOR) rise, our financing expenses will increase.

In the aftermath of the U.S. military action in Iraq there may be changes to the international oil markets, some of which could have an adverse effect on us.

Following the formal declaration of the end of hostilities in Iraq, the United Nations eliminated sanctions that had limited Iraq’s ability to participate in the international oil markets. As a result, it is expected that in the future, Iraq will substantially increase its production and export sales of crude oil and oil products. Given the uncertainty surrounding the circumstances under which Iraq’s oil industry will be managed over the next few years, it is impossible to predict the economic or political goals which the United States government or any other party controlling such industry will seek to achieve. The changes to the international oil markets that could result from Iraq’s full re-entry into such markets could have a material adverse effect on our financial condition and results of operations.

We are not insured against business interruption for our Brazilian operations and most of our assets are not insured against war and terrorism.

We do not maintain coverage for business interruption for our Brazilian operations and do not insure most of our assets against war and terrorism. A terrorist attack or an operational incident could therefore have a material adverse effect on our financial condition or results of operations.

We are subject to substantial risks relating to our operations in Argentina and other South American countries.

We operate in Argentina through our subsidiary, Petrobras Energia Participaciones S.A. (PEPSA). Approximately 5.9% of our total crude oil and natural gas production and 3.5% of our proved crude oil and natural gas reserves were located in Argentina at December 31, 2003. As a result, PEPSA’s results of operations and financial condition, and consequently, our results of operations and financial condition, may be adversely affected by fluctuations in the Argentine economy, Argentine political instability, and governmental actions concerning the economy, including:

•	the imposition of exchange controls, which could restrict the flow of capital out of Argentina and make it more difficult for PEPSA to service its non-Peso denominated debt, totaling U.S.$1,960 million at December 31, 2003;

•	the imposition of restrictions on hydrocarbon exports, which could decrease PEPSA’s U.S. dollar cash receipts and limit PEPSA’s ability to make payment on its foreign-currency denominated debt;

•	the devaluation of the Argentine Peso, which could adversely affect PEPSA’s results of operations, financial condition and ability to make payment on its foreign-currency denominated debt;

•	increases in export tax rates for crude oil and oil products, which could lead to a reduction in PEPSA’s export margins and cash flows;

•	the imposition of price controls restricting PEPSA’s ability to increase the price of energy and natural gas sold in the Argentine market, which could adversely affect PEPSA’s results of operations, financial condition and ability to make payment on its foreign-currency denominated debt; and

•	the pesification of utility rates, which combined with the devaluation of the Argentine Peso, resulted in payment defaults by three of PEPSA’s affiliated utility companies, Transportadora de Gas del Sur (TGS), Compañía de Inversiones de Energía S.A. (CIESA, the parent of TGS), and Transener, and which could lead to defaults by other affiliated utility companies.

We are also active in Venezuela, Ecuador, Colombia, Bolivia and Peru. Our operations in Venezuela and Bolivia are our most significant international operations outside of Argentina. Our operations in Venezula represented 2.1% of our total production in barrels of oil equivalent in 2003 and 2.6% of our proved crude oil and natural gas reserves at December 31, 2003. Our operations in Bolivia represented 1.5% of our total production in barrels of oil equivalent in 2003 and 2.9% of our proved crude oil and natural gas reserves at December 31, 2003. Accordingly, our operations may be negatively affected by:

•	political, social and economic instability in Venezuela and Bolivia, including strikes and other forms of political protest, similar to those experienced by Venezuela during the first quarter of 2003 and by Bolivia during the third quarter of 2003;

•	increases in royalty payments from production in our Venezuelan fields;

•	any decisions by OPEC to decrease production volumes, as Venezuela is a member of OPEC, and we are subject to any decisions by OPEC to reduce production;

•	any decision by the Venezuelan government to modify the terms and conditions of PEPSA’s operating agreements in Venezuela; and

•	any decision by the Bolivian government to modify the existing energy regulatory framework, including the regulation and taxation of the oil and natural gas industry.

If one or more of the risks described above were to materialize, we may not achieve our strategic objectives in South America, resulting in a material adverse effect on our results of operations and financial condition.

The current Argentine economic, political, energy and social crisis could adversely affect our Argentine operations.

From the last quarter of 1998 until 2003, the Argentine economy was in a recession marked by reduced levels of consumption and investment, increased unemployment, declining gross domestic product, capital flight and a suspension of payments on its approximately U.S.$95 billion of sovereign debt owed to private creditors. Argentina’s GDP contracted by 4.4% in 2001 and 10.9% in 2002.

On December 1, 2001, the Argentine government led by President Fernando de la Rúa effectively froze bank deposits and introduced exchange controls restricting capital outflows. The measures were perceived as further paralyzing the economy for the benefit of the banking sector and caused a sharp rise in social discontent, ultimately triggering public protests, outbreaks of violence and the looting of stores throughout Argentina. On December 20, 2001, President Fernando de la Rúa resigned, and since then, Argentina has had several presidents, including President Eduardo Duhalde, who held office from January 2002 to May 2003. During his term, President Duhalde and his government undertook a number of far-reaching initiatives, including:

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

On May 25, 2003, a new president, Néstor Kirchner, took office. His current term will expire on December 10, 2007. There remains uncertainty as to the nature and scope of the measures to be adopted by Mr. Kirchner’s government to address many of the country’s unresolved economic problems, including the ongoing renegotiation of the country’s public debt.

During 2003, some economic indicators of the Argentine economy began to stabilize. In 2003, GDP grew by approximately 8.7%, inflation remained below 4%, consumption and investment increased and the peso appreciated significantly against the U.S. dollar. Nevertheless, this return to growth and partial stabilization are recent developments and may not be sustainable. These developments must be viewed against the significant declines preceding 2003 and against the substantial continuing uncertainties in Argentina’s economic and legal environment, including the renegotiation of the country’s external public debt and public utility contracts, restructuring of the financial system and redesigning of the federal fiscal regime. We cannot be certain that the economy will not suffer additional shocks.

Over the last few years, Argentina has also been afflicted by an energy crisis. In May 2002, the Argentine government declared a state of emergency in the supply of hydrocarbons in Argentina. Subsequently, in March 2004, Argentina’s Secretary of Energy issued a resolution pursuant to which limits on natural gas exports may be imposed and, in fact, some limits have already been imposed. Further Argentine political instability, volatility in Argentina’s energy industry, fluctuations in the Argentine economy and governmental actions concerning the economy could adversely affect our operations in Argentina and may have a material adverse impact on our results of operations and financial condition.

Risks Relating to the Relationship between us and the Brazilian Government

The Brazilian government, as our controlling shareholder, may cause us to pursue certain macroeconomic and social objectives that may have an adverse effect on our results of operations and financial condition.

The Brazilian government, as our controlling shareholder, has pursued, and may pursue in the future, certain of its macroeconomic and social objectives through us. Brazilian law requires the Brazilian government to own a majority of our voting stock, and so long as it does, the Brazilian government will have the power to elect a majority of the members of our board of directors and, through them, a majority of the executive officers who are responsible for our day-to-day management. As a result, we may engage in activities that give preference to the objectives of the Brazilian government rather than to our own economic and business objectives. In particular, we continue to assist the Brazilian government to ensure that the supply of crude oil and oil products in Brazil meets Brazilian consumption requirements. Accordingly, we may continue to make investments, incur costs and engage in sales on terms that may have an adverse effect on our results of operations and financial condition.

If the Brazilian government reinstates controls over the prices we can charge for crude oil and oil products, such price controls could affect our financial condition and results of operations.

In the past, the Brazilian government set prices for crude oil and oil products in Brazil, often below prevailing prices on the world oil markets. These prices involved elements of cross-subsidy among different oil products sold in various regions in Brazil. The cumulative impact of this price regulation system on us is recorded as an asset on our balance sheet under the line item “Petroleum and Alcohol Account-Receivable from the Brazilian government.” The balance of the account at December 31, 2003 was U.S.$239 million. Effective January 2, 2002, all price controls for crude oil and oil products ended, and while no price controls were imposed on crude oil and oil products in 2002 or 2003, the Brazilian government could decide to reinstate price controls in the future as a result of market instability or other conditions. If this were to occur, our financial condition and results of operations could be adversely affected.

Historical Brazilian government control of our sales prices and regulation of our operating revenues mean that our results of operations cannot be easily compared from year to year.

One of the tools available to the Brazilian government to control inflation and pursue other economic and social objectives has been the regulation of oil product prices. The method by which the Brazilian government has controlled our prices has varied from year to year. Until December 31, 2001, the Brazilian government regulated the prices at which we were permitted to sell our oil products. The Brazilian government also established freight subsidies to ensure uniform oil product prices throughout Brazil, but these subsidies have since been phased out. Beginning in July 1998, and until the institution of price deregulation on January 2, 2002, the Brazilian government established a new methodology for calculating our net operating revenues based on fluctuations in exchange rates and international market prices for relevant benchmark products.

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

A guaranteed source of crude oil and natural gas reserves is essential to an oil and gas company’s sustained production and generation of income. As a result, many oil and gas companies own crude oil and natural gas reserves in other countries. Under Brazilian law, the Brazilian government owns all crude oil and natural gas reserves in Brazil. We possess the exclusive right to develop our reserves pursuant to concession agreements awarded to us by the Brazilian government, but if the Brazilian government were to restrict or prevent us from exploiting these crude oil and natural gas reserves, our ability to generate income would be adversely affected.

Risks Relating to Brazil

The Brazilian government has historically exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business and may have a material adverse effect on us.

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

Inflation and government measures to curb inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect the market value of our securities, financial condition and results of operations.

Our principal market is Brazil, which has, in the past, periodically experienced extremely high rates of inflation. Inflation, along with recent governmental measures to combat inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor), have decreased from 2,489.1% in 1993 to 929.3% in 1994, to 8.4% in 1999 and to 5.3% in 2000. The same index increased to 9.4% during 2001 and to 14.7% in 2002, before decreasing to 10.4% in 2003.

Brazil may experience high levels of inflation in the future. The lower levels of inflation experienced since 1994 may not continue. Future governmental actions, including actions to adjust the value of the Real, could trigger increases in inflation.

Fluctuations in the value of the Real against the U.S. dollar may result in uncertainty in the Brazilian economy and the Brazilian securities market and could negatively impact our business and lower the value of our securities.

Over the last three fiscal years, approximately 83% of our revenues have been denominated in Reais, although prices for crude oil and oil products have been based on international prices. A substantial portion of our indebtedness and some of our operating expenses and capital expenditures are, and are expected to continue to be, denominated in or indexed to the U.S. dollar and other foreign currencies. In addition, during the year ended December 31, 2003, we imported approximately U.S.$5.7 billion of crude oil and oil products, the prices of which were all denominated in U.S. dollars.

As a result of inflationary pressures, the Real and its predecessor currencies have been devalued periodically during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. From time to time, there have been significant fluctuations in the exchange rates between the Real and the U.S. dollar and other currencies. For example, the Real declined in value against the U.S. dollar by 18.7% in 2001 and by 52.3% in 2002, before appreciating 18.2% against the U.S. dollar in 2003.

Devaluation of the Real relative to the U.S. dollar could create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary governmental policies to curb aggregate demand. On the other hand, appreciation of the Real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as dampen export-driven growth. The potential impact of the floating exchange rate and of measures by the Brazilian government aimed at stabilizing the Real is uncertain. In addition, a substantial increase in inflation may weaken investor confidence in Brazil. Policies pursued by the Brazilian government, and investors’ reactions to actual or potential governmental policies, may contribute to economic uncertainty in Brazil and adversely affect our financial condition and results of operations.

Access to international capital markets for Brazilian companies is influenced by the perception of risk in Brazil and other emerging economies, which may hurt our ability to finance our operations.

International investors generally consider Brazil to be an emerging market. As a result, economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies. As a result of economic problems in various emerging market countries in recent years (such as the Asian financial crisis of 1997, the Russian financial crisis in 1998 and the Argentine financial crisis which began in 2001 and is continuing), investors have viewed investments in emerging markets with heightened caution. These crises produced a significant outflow of U.S. dollars from Brazil, causing Brazilian companies to face higher costs for raising funds, both domestically and abroad, and impeding access to international capital markets. We cannot assure you that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous to us. In addition, future financial crises in emerging market countries may have a negative impact on the Brazilian markets, which could adversely affect our share price.

Risks Relating to our Equity and Debt Securities

The Brazilian securities markets are smaller, more volatile and less liquid than the major U.S. and European securities markets and therefore you may not be able to sell the common or preferred shares underlying our ADSs.

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

Holders of ADSs that are residents of the United States may not be able to exercise the preemptive rights relating to the common or preferred shares underlying our ADSs unless a registration statement under the U.S. Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common or preferred shares relating to these preemptive rights, and therefore we may not file any such registration statement. If a registration statement is not filed and an exemption from registration does not exist, Citibank N.A., as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of the sale. However, the preemptive rights will expire if the depositary cannot sell them. For a more complete description of preemptive rights with respect to the common or preferred shares, see Item 10 “Additional Information-Memorandum and Articles of Association-Preemptive Rights.”

You may not be able to sell your ADSs at the time or the price you desire because an active or liquid market for our ADSs may not be sustained.

Our preferred ADSs have been listed on the New York Stock Exchange since February 21, 2001, while our common ADSs have been listed on the New York Stock Exchange since August 7, 2000. Although our ADSs are currently traded on the New York Stock Exchange, we cannot predict whether an active liquid public trading market for our ADSs will be sustained. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although ADS holders are entitled to withdraw the common or preferred shares underlying the ADSs from the depositary at any time, we do not anticipate that a public market for our common or preferred shares will develop in the United States.

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

If you exchange your ADSs for common or preferred shares, you risk losing the ability to remit foreign currency abroad and forfeiting Brazilian tax advantages.

The Brazilian custodian for our common or preferred shares underlying our ADSs must obtain a certificate of registration from the Central Bank of Brazil to be entitled to remit U.S. dollars abroad for payments of dividends and other distributions relating to our preferred and common shares or upon the disposition of the common or preferred shares. If you decide to exchange your ADSs for the underlying common or preferred shares, you will be entitled to continue to rely, for five Brazilian business days from the date of exchange, on the custodian’s certificate of registration. After that period, you may not be able to obtain and remit U.S. dollars abroad upon the disposition of the common or preferred shares, or distributions relating to the common or preferred shares, unless you obtain your own certificate of registration or register under Resolution No. 2,689, of January 26, 2000, of the Conselho Monetário Nacional (National Monetary Council), which entitles registered foreign investors to buy and sell on the São Paulo Stock Exchange. If you do not obtain a certificate of registration or register under Resolution No. 2,689, you may be subject to less favorable tax treatment on gains with respect to the common or preferred shares.

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

Our corporate affairs are governed by our bylaws and the Brazilian Corporation Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Brazil. In addition, your rights as an ADS holder or the rights of holders of the common or preferred shares under Brazilian Corporation Law to protect their interests against actions by our board of directors may be fewer and less well-defined than those under the laws of other jurisdictions.

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

A portion of our ADSs represents our preferred shares. Under Brazilian law and our bylaws, holders of preferred shares generally do not have the right to vote in meetings of our stockholders. This means, among other things, that holders of ADSs representing preferred shares are not entitled to vote on important corporate transactions or decisions. See Item 10 “Additional Information-Memorandum and Articles of Incorporation-Voting Rights” for a discussion of the limited voting rights of our preferred shares.

Developments in other emerging market countries may affect the trading values of our securities.

Securities of Brazilian companies have been influenced by economic and market conditions in other emerging market countries to varying degrees. Although economic conditions are different in each country, investors’ reactions to developments in one country may affect the securities of issuers in other countries, including Brazil. Between the fourth quarter of 1997 and the first quarter of 1999, the international financial markets experienced significant volatility, and a large number of market indices, including those in Brazil, declined significantly. The 1997 Asian economic crisis, the 1998 Russian debt moratorium and devaluation of the Russian currency, and the relatively recent political and economic crisis in Argentina, for example, resulted in increased volatility in securities markets in Latin America and in other emerging market countries.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

We are a mixed-capital company created pursuant to Law No. 2,004 (effective as of October 3, 1953). A mixed-capital company is a Brazilian corporation created by special law of which a majority of the voting capital must be owned by the Brazilian federal government, a state or a municipality. We are controlled by the Brazilian federal government, but our common and preferred shares are also publicly traded. Our principal executive office is located at Avenida República do Chile, 65, 20035-900 - Rio de Janeiro - RJ, Brazil and our telephone number is (55-21) 2534-4477.

We began operations in Brazil in 1954 as a wholly-owned government enterprise responsible for all hydrocarbon activities in Brazil. From that time until 1995, we had a government-granted monopoly for all crude oil and natural gas production and refining activities in Brazil. On November 9, 1995, the Brazilian Constitution was amended to authorize the Brazilian government to contract with any state or privately owned company to carry out the activities related to the upstream and downstream segments of the Brazilian oil and gas sector. This amendment eliminated our legal monopoly.

The crude oil and natural gas industry in Brazil has experienced significant reforms since the enactment of Law No. 9,478, or the Oil Law, on August 6, 1997, which established competition in Brazilian markets for crude oil, oil products and natural gas in order to benefit end-users. Effective January 2, 2002, the Brazilian government deregulated prices for crude oil and oil products. See “-Regulation of the Oil and Gas Industry in Brazil-Price Regulation.” The gradual transformation of the oil and gas industry since 1997 has led to increased participation by international companies in Brazil across all segments of our business, both as our competitors and partners.

Based upon our 2003 consolidated revenues, we are the largest corporation in Brazil and one of the largest oil and gas companies in Latin America. In 2003, we had sales of products and services of U.S.$42,690 million, net operating revenues of U.S.$30,797 million and net income of U.S.$6,559 million.

We engage in a broad range of oil and gas activities, which cover the following segments of our operations:

•	Exploration and Production – Our exploration and production segment encompasses exploration, development and production activities in Brazil.

•	Refining, Transportation and Marketing – Our refining, transportation and marketing segment encompasses refining, logistics, transportation and the purchase of crude oil, as well as the purchase and sale of oil products and fuel alcohol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

•	Distribution – Our distribution segment encompasses oil product and fuel alcohol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A. - BR in Brazil.

•	Natural Gas and Power – Our natural gas and power segment encompasses the purchase, sale and transportation of natural gas produced in or imported into Brazil. Additionally, this segment includes our domestic electric energy commercialization activities as well as investments in domestic natural gas transportation companies, state owned natural gas distributors and thermal electric companies.

•	International – Our international segment encompasses international activities conducted in 10 countries, which include Exploration and Production, Supply, Distribution and Gas and Energy.

•	Corporate – Our corporate segment includes those activities not attributable to other segments, including corporate financial management, overhead related with central administration and other expenses, including pension and health care expenses.

Our Competitive Strengths

We have a number of key strengths, including:

•	our dominant market position in the production, refining and transportation of crude oil and oil products in Brazil;

•	our reserve base and comparatively long reserve life;

•	our deepwater technological expertise;

•	our cost efficiencies created by our large scale operations combined with our vertical integration within each of our business segments;

•	our strong position in Brazil’s growing natural gas markets; and

•	our success in attracting international partners in all our activities.

Our dominant market position in the production, refining and transportation of crude oil and oil products in Brazil

Our legacy as Brazil’s former sole supplier of crude oil and oil products has provided us with a fully developed operational infrastructure throughout Brazil and a large proved reserve base. Our long history, resources and established presence in Brazil permit us to compete effectively with other market participants and new entrants now that the Brazilian oil and gas industry has been deregulated. We operate all major development fields in Brazil and operate approximately 98.6% of the country’s refining capacity. Our average domestic daily production of crude oil and NGLs increased 2.7% in 2003, 12.3% in 2002 and 10.2% in 2001.

Our reserve base and comparatively long reserve life

As of December 31, 2003, we had estimated proved developed and undeveloped reserves of approximately 11.6 billion barrels of crude oil equivalent in Brazil and abroad. In addition, we have a substantial base of exploration acreage both in Brazil and abroad, which we are exploring by ourselves and with industry partners in order to continue to increase our reserves.

As of December 31, 2003, our proved reserves to production ratio was 17 years, as compared to an international industry average of 13 years.

We believe that our proved reserves will provide us with significant opportunities for:

•	sustaining and increasing production growth;

•	substituting imported light crude oil with production from newly discovered lighter crude oil reserves; and

•	controlling costs in the future as we achieve greater economies of scale.

Our deepwater technological expertise

While developing Brazil’s offshore basins over the past 35 years, we have gained expertise in deepwater drilling, development and production techniques and technologies. We are currently in the process of developing technology to permit production from wells at water depths of up to 9,842 feet (3,000 meters).

Our deepwater development and production expertise has allowed us to achieve high production volumes and relatively low lifting costs (excluding royalties, special government participation and rental of areas, which we refer to as “government take”). Our aggregate average lifting cost for crude oil and natural gas products in Brazil for 2003, excluding government take, increased to U.S.$3.48 per barrel of oil equivalent, as compared to U.S.$3.04 per barrel of oil equivalent for 2002. Including government take, our lifting costs increased to U.S.$8.62 per barrel of oil equivalent for 2003, as compared to U.S.$7.04 per barrel of oil equivalent for 2002.

Our cost efficiencies created by our large scale operations combined with our vertical integration within each of our business segments

As the dominant integrated crude oil and natural gas company in Brazil, we can be cost efficient as a result of:

•	the location of over 80% of our proved reserves in large, contiguous and highly productive fields in the offshore Campos Basin, which allows for the concentration of our operational infrastructure, thereby reducing our total costs of exploration, development and production;

•	the location of most of our refining capacity in the Southeast region, directly adjacent to the Campos Basin and situated within the country’s most heavily populated and industrialized markets; and

•	the relative balance between our current production of 1.54 million barrels per day, our refining throughput of 1.61 million barrels per day and the Brazilian market total demand for hydrocarbon products of 1.7 million barrels per day as of December 2003.

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

Our strong position in Brazil’s potentially growing natural gas markets

We participate in most aspects of the Brazilian natural gas market. Because of the diversity of our natural gas operations, we believe that we are well-positioned to take advantage of the opportunity to meet potentially growing energy needs in Brazil through the use of natural gas. We intend to do so through our:

•	development of significant proved natural gas reserves in Bolivia and the 1,969 miles (3,150 kilometers) long Bolivia-Brazil natural gas pipeline;

•	increasing production of non-associated natural gas, and natural gas associated with our domestic crude oil production, combined with the necessary investments to process such gas from recent discoveries of non-associated gas reserves, mainly in the Santos Basin of Brazil;

•	planned investments in expansion of the natural gas transportation network throughout Brazil;

•	increased participation in the natural gas distribution market through investments in 17 of the 23 natural gas distribution companies in Brazil; and

•	investments in thermoelectric power plants, which serve as sources of demand for our natural gas.

Our success in attracting international partners in all our activities

As a result of our experience, expertise and extensive infrastructure network in Brazil, we have attracted partners in our exploration, development, refining and power activities such as Repsol-YPF, ExxonMobil, Shell, British Petroleum, Chevron-Texaco and Total. Partnering with other companies allows us to share risks, capital commitments and technology in our continuing development and expansion.

We may face significant risks in our ability to take full advantage of these competitive strengths. See Item 3 “Key Information-Risk Factors.”

Our Business Strategy

We intend to continue to expand our oil and gas exploration and production activities and pursue strategic investments within and outside of Brazil to further develop our business. We seek to evolve from a dominant integrated oil and gas company in Brazil into an energy industry leader in Latin America and a significant international energy company. In line with our Strategic Plan and to further these goals, we intend to:

•	expand production while increasing reserves;

•	upgrade our refineries to increase their ability to process heavier domestic crude oil production while at the same time fulfilling a growing percentage of the current demands of the Brazilian market and meeting stricter quality standards;

•	expand international operations through internal growth and by participating selectively in new partnerships in core activities where we have competitive advantages;

•	expand the natural gas market in Brazil to ensure a market for the natural gas that we produce or acquire through existing off-take obligations;

•	develop and improve company-wide initiatives to address environmental, health and safety concerns and ensure compliance with environmental regulations;

•	operate successfully and transparently in a deregulated market;

•	improve gasoline and diesel quality to comply with stricter environmental regulations currently being implemented; and

•	meet targeted operating costs and return on capital, while being socially and environmentally responsible and contributing to the development of Brazil and the other countries where we operate.

Expand production while increasing reserves

We seek to generate production growth from the continued development of our proved undeveloped reserve base of 6.04 billion barrels of oil equivalent at December 31, 2003, which represents approximately 58.1% of our total proved reserves. Our 2004-2010 budget contemplates capital expenditures of approximately U.S.$53.6 billion in development activities for this seven-year period, including U.S.$5.9 billion to be financed through project financings. The majority of these capital expenditures, U.S.$32.1 billion, will be directed towards exploration and production activities, of which U.S.$26.2 billion will be directed towards domestic exploration and production activities. We intend to increase our effort in production to produce lighter crude oil from our newly discovered reserves.

At the same time that we seek to expand production, we intend to increase our proved reserves principally through an exploration program focused on deepwater exploration in Brazil. We have net exploration, development and production rights in 21 million acres (85,082 square kilometers) in Brazil. We expect to continue to participate selectively with major regional and international oil and gas companies in bidding for new concessions and in developing our large offshore fields.

We also intend to pursue international exploration and production opportunities with industry participants primarily in South America, the Gulf of Mexico and the west coast of Africa. As a result of this strategy, we participate in joint ventures, which have resulted in discoveries in Agbami and Akpo (off the coast of Nigeria) and in a deepwater field in the Gulf of Mexico (Cascade Project). We are also exploring opportunities in new areas for our international activities, such as in the Middle East. In 2003, we participated in a tender for exploration blocks in Iran. At December 2003, we had exploration, development and production rights in 19.2 million gross and 9.7 million net acres (78,000 gross and 39,000 net square kilometers) outside Brazil.

Upgrade our refineries to increase their ability to process heavier domestic crude production while at the same time fulfilling a growing percentage of the current demands of the Brazilian market

Our refineries were originally constructed to process light imported crude oil, whereas our current reserves and production increasingly consist of heavier crude oil. We plan to improve and adapt our refineries to better process our domestic production of heavier crude oil by continuing to:

•	invest in our refineries to allow them to process greater volumes of heavier domestic crude oil, thereby reducing the amount of crude oil we have to import to meet demand;

•	invest in our refineries to produce the light and middle distillate products that are of higher value and greater demand in the Brazilian market;

•	upgrade the technology of our refining operations to increase efficiency; and

•	improve the interconnection between our domestic and international activities to improve operating efficiencies.

Expand international operations through internal growth and by participating selectively in new partnerships in core areas where we have competitive advantages.

In the near term, we expect to expand internationally by using our existing asset base or participating in selective partnerships in core activities where we have a competitive advantage. We consider our core activities to be integrated oil and gas operations throughout South America and deepwater exploration and development off the U.S. Gulf Coast and West Africa. During 2003 we acquired interests in exploration blocks in Argentina, Bolivia, Colombia and the Gulf of Mexico.

Develop and improve systematic, company-wide initiatives to address health, safety and environmental concerns and ensure compliance with environmental regulations

The protection of human health and the environment is one of our primary concerns, and is essential to our success as an integrated oil, gas and energy company. In order to address and prioritize health, safety and environmental concerns and ensure compliance with environmental regulations, we have taken several measures, of which the most extensive is the Programa de Excelência em Gestão Ambiental e Segurança Operacional (Program for Excellence in Environmental and Operational Safety Management, or PEGASO). Through the program, we seek to improve technology, upgrade our pipelines, reduce emissions and wastes, improve our emergency response readiness and prevent environmental accidents. Another important initiative is the Programa de Segurança de Processo (Process Safety Program) that aims to strengthen our corporate commitment to safety through the implementation of standardized, company-wide health, safety and environmental guidelines. See “Health, Safety and Environmental Matters.”

Expand the natural gas market in Brazil to ensure a market for the natural gas that we produce or acquire through existing off take obligations

Through our participation in all segments of the natural gas market, both in Brazil and abroad, we seek to stimulate and meet natural gas demand. We intend to continue to expand our participation in the natural gas market by:

•	expanding our production of associated gas offshore and exploiting our non-associated gas reserves in Bolivia and the Solimões basin and recent discoveries in the Santos Basin;

•	expanding our extensive natural gas pipeline network to further connect our natural gas reserves with refineries and other primary distribution points throughout Brazil; and

•	maintaining investments in natural gas distribution and transportation companies.

As a result of our investments and the growing importance of natural gas as an energy alternative, we anticipate that the proportion of our revenues and the proportion of our assets represented by our natural gas operations will increase, leading to a greater impact of these activities on our results of operations.

Operate successfully and transparently in a deregulated market

Since the beginning of market liberalization in 1997 and price deregulation in 2002, we have been taking steps to prepare for market competition. In order to meet the challenges of competition, we have:

•	conducted analyses of the actual and potential sources of competition in each of our business segments; and

•	planned to continue upgrading and modernizing our refineries to increase their capacity to refine heavy oil and improve the quality of the oil products we produce in order to compete with imports of oil products.

We continue the process of transforming our corporate culture and bylaws to encourage greater transparency and accountability to shareholders. In March 2002, we amended our bylaws to comply with changes to the Brazilian Corporation Law and improve our corporate governance. We believe that these corporate changes better position us to compete in a deregulated market, increase investor confidence in our company and enhance our market value.

In addition to the changes we have implemented in our bylaws, we have adopted the following policies and procedures:

•	the Corporate Governance Guidelines, which establish procedures for our board of directors and set forth matters where the opinion of our preferred shareholders will be considered;

•	the Code of Good Practices, which institutes corporate policies relating to matters such as information disclosure, insider trading restrictions, management and professional behavior, selection of management of subsidiaries and affiliates and investor relations;

•	the Code of Competition Conduct, which is part of our effort to ensure that our commercial policies and practices comply with Brazilian competition laws;

•	the Internal Regulation, which defines responsibilities and procedures governing the meetings of the board of directors, board committees, business committee and management committee; and

•	the Code of Ethics, which sets forth fundamental principles for business transparency and rules of ethical conduct.

As a foreign private issuer, we are exempt from many of the corporate governance standards the New York Stock Exchange (the “NYSE”) applies to U.S. domestic issuers listed on the NYSE. In accordance with Section 303A.11 of the NYSE Listed Company Manual, we have posted a summary of significant differences between the NYSE standards and our corporate governance practice on our website, www.petrobras.com.br.

Meet targeted operating costs and return on capital, while being socially and environmentally responsible and contributing to the development of Brazil and other countries where we operate.

We are undertaking a number of initiatives to control our operating costs. We are targeting a reduction in the aggregate average lifting costs in Brazil for crude oil and natural gas in order to achieve lifting costs of U.S.$3.00 per barrel of oil equivalent in 2010 (excluding government take) as compared to U.S.$3.48 per barrel of oil equivalent in 2003. We will seek to reduce our operating costs per barrel by a number of means, including:

•	expanding our exploration, development and production activities near our existing operations (which allows for the concentration of our operational infrastructure);

•	targeting a return on capital employed of 15% for 2010, assuming a price of U.S.$23 per barrel for Brent crude oil;

•	bringing additional developments onstream in large new offshore fields with high well productivity;

•	employing ongoing improvements in production techniques developed by us and by the drilling industry;

•	improve reservoir management technique; and

•	increasing gas sales transported through the Bolivia-Brazil pipeline and from our own associated gas production.

Overview by Business Segment

Exploration, Development and Production

Summary and Strategy

Our exploration and production segment includes exploration, development and production activities in Brazil. We began domestic production in 1954 and international production in 1972. As of December 31, 2003, our estimated net proved crude oil and natural gas reserves in Brazil were approximately 10.4 billion barrels of oil equivalent. Crude oil represented 87% and natural gas represented 13% of these reserves. Our proved reserves are located principally in the Campos Basin.

During 2003, our average daily domestic production was 1.5 million barrels per day of crude oil and NGLs and 1.5 billion cubic feet of natural gas per day. Our aggregate average lifting costs for crude oil and natural gas in 2003 were U.S.$3.48 per barrel of oil equivalent in Brazil (excluding government take).

We conduct our exploration, development and production activities in Brazil through concession contracts. Under the terms of the Oil Law, in 1998 we were granted the concession rights to areas where we were already producing or could demonstrate we could explore or develop within a certain time frame (“Round O”). In a number of our concessions, we have agreed with foreign partners to jointly explore and develop the concessions. In conjunction with the majority of these arrangements, we received a carried interest for capital expenditures made during the exploration phase, with our partners incurring all capital expenditures until the development of a commercial discovery commences.

At December 31, 2003, we held 326 areas, representing 21 million acres (85,082 square kilometers). We currently have joint venture agreements for exploration and production in Brazil with approximately 26 foreign and domestic companies. We are also active in exploration and production activities outside Brazil. For a full description of our international activities, see “-International-Exploration and Production.” In addition, we have added to our exploration acreage through our participation in bidding rounds that have been conducted annually by the Agência Nacional de Petróleo (the National Petroleum Agency, or the ANP) since 1999.

Our main strategies in exploration, development and production in Brazil are to:

•	increase production by developing our proved reserves, mainly by focusing on deepwater offshore activities;

•	accelerate production of recent discoveries of light crude oil and non-associated gas;

•	increase reserves through continued exploration;

•	improve our reservoir management;

•	reduce lifting costs; and

•	continue to take advantage of opportunities to acquire exploration concessions in Brazil.

Principal Domestic Oil and Gas Producing Regions

Our annual daily production in Brazil has grown over the years. In 1970, we produced 167 Mbpd of crude oil, condensate and natural gas liquids in Brazil. We increased production to 188 Mbpd in 1980, 654 Mbpd in 1990, 1,271 Mbpd in 2000 and 1,540 Mbpd in 2003.

Campos Basin

The Campos Basin is our largest oil and gas producing region, and covers approximately 28.4 million acres (115 thousand square kilometers). Since exploration activities in this area began in 1968, over 40 hydrocarbon reservoirs have been discovered in this region, including eight large oil fields in deepwater and ultra deepwater. In terms of proved hydrocarbon reserves and annual production, the Campos Basin is the largest oil basin in Brazil and one of the most prolific oil and gas areas in South America. Annual crude oil production volume in the region has steadily increased for the past ten years and reached 1,252 Mbpd in 2003, which accounted for approximately 81.3% of Brazilian oil production.

At December 31, 2003, we produced crude oil from 33 fields in the Campos Basin and our proved crude oil reserves were 8.09 billion barrels, representing 89.4% of our total proved crude oil reserves. In 2003, the crude oil we produced in the Campos Basin had an average API gravity of 23.5° and an average water cut of 1.6%. We currently have 24 floating production systems, 13 fixed platforms and 4,225 kilometers of pipeline operating in 33 fields at water depths of 262 to 6,188 feet (80 - 1,886 meters) in the Campos Basin.

Santos Basin

The Santos Basin represents one of our most active and promising exploration areas. We currently have exploration rights to 15 blocks in the Santos Basin, with a combined acreage of 34.3 thousand square kilometers (as compared to 9 thousand square kilometers under concession in the Campos Basin). Current production of oil and natural gas is 8.2 Mboe per day in the Coral and Merluza fields. In 2003, we discovered significant quantities of natural gas and light crude oil in this region.

Espírito Santo Basin

In partnership with Shell and Chevron Texaco, we have made several discoveries of heavy crude oil in the Espírito Santo Basin. During 2003, we produced 52.2 Mboe per day of oil and natural gas in the Espírito Santo Basin (33.0 Mboe onshore and 19.2 Mboe offshore). In 2003, we discovered crude oil with an API gravity of 40° to 41° in Block BES-100.

Solimões Basin

The Solimões Basin is primarily a natural gas producing region which covers approximately 235 million acres (950,000 square kilometers) in the Amazon region. During 2003, we produced 104.6 Mboe per day of oil and natural gas in the Solimões Basin.

Properties

The following table sets forth our developed and undeveloped acreage by oil region and associated crude oil and natural gas production:

	Production Acreage as of December 31, 2003		Average Oil and Natural Gas Production for the Year Ended December 31, 2003(1)(3)	Average Oil and Natural Gas Production for the Year Ended December 31, 2002(1)(3)
	Developed	Undeveloped
	(in acres)		(boe per day)(2)
Brazil(1)
Offshore
Campos Basin	1,713,920	65,482	1,361,909	1,329,717
Other offshore	313,576	117,621	70,625	78,052
Total offshore	2,027,496	183,103	1,432,534	1,407,769
Onshore	987,431	122,316	358,094	344,158

Total Brazil	3,014,927	305,419	1,790,628	1,751,927
International	2,796,620	1,712,253	245,879	58,171

Total	5,811,547	2,017,672	2,036,507	1,810,098

(1)	Over 90% of our production of natural gas is associated gas.
(2)	See “Conversion Table” for the ratios used to convert cubic feet of natural gas to barrels of oil equivalent.
(3)	Includes production from shale oil reserves, natural gas liquids and reinjected gas volumes, which are not included in our proved reserves figures.

Deepwater Expertise

We are a leader in deepwater drilling, with recognized expertise in deepwater exploration, development and production. We have developed our expertise over many years and have achieved significant milestones, including the following:

•	in 2000, we confirmed the discovery of crude oil at a depth of 7,359 feet (2,243 meters) in the Campos Basin, achieving a new record for our deepwater exploration;

•	at the end of August 2001, we drilled the world’s second deepwater multi-lateral well (having drilled the first such well in August 1998), in the Barracuda-Caratinga field in the Campos Basin at a water depth of 2,815 feet (858 meters), consisting of two legs with 1,782 feet (543 meters), and 1,345 feet (410 meters) of horizontal displacement;

•	at December 31, 2003, we were operating 26 wells at water depths in excess of 3,281 feet (1,000 meters); and

•	at December 31, 2003, we had drilled 383 wells in water depth greater than 3,281 feet (1,000 meters), the deepest well being in water depth of 9,360 feet (2,853 meters), making it the fifth deepest offshore exploratory well in the world.

Because many of Brazil’s richest oil fields are located offshore in deep waters, we intend to continue to focus on our deepwater production technology to increase our proved reserves and future domestic production. See Item 5 “Operating and Financial Review and Prospects-Research and Development.” Our main exploration and development efforts involve offshore fields neighboring our existing fields and production infrastructure, where higher drilling costs have been offset by higher drilling success ratios and relatively higher production. On a per-well basis, the exploration, development and production costs of an offshore well are generally higher than those costs for an onshore well. We believe, however, that offshore production is cost-effective, because historically:

•	we have been more successful in finding and developing crude oil offshore, as a result of the existence of the larger number and size of oil reservoirs offshore as compared to onshore reservoirs and the greater volume of offshore seismic data collected; and

•	we have been able to spread the total costs of exploration, development and production over a large base, given the size and productivity of our offshore reserves. Offshore production has exceeded onshore production by a per barrel production ratio of 5.20:1 in 2003, 5.18:1 in 2002 and 4.79:1 in 2001.

We currently extract hydrocarbons from offshore wells in waters with depths of up to 6,188 feet (1,886 meters), and we have been developing technology to permit production from wells at water depths of up to 9,843 feet (3,000 meters). Set forth below is the distribution, by water depth, of offshore oil production in 2003 and 2002.

OFFSHORE PRODUCTION BY WATER DEPTH

Depth	Percentage in 2003	Percentage in 2002
0-400 meters (0-1,312 feet)	21%	20%
400-1,000 meters (1,312 feet-3,281 feet)	58%	67%
More than 1,000 meters (3,281 feet)	21%	13%

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

At December 31, 2003, we had 326 areas, consisting of 235 production areas, 54 exploration areas and 37 development areas, for a total area aggregating 21 million net acres (85 thousand square kilometers). This total area represents 1.4% of the Brazilian sedimentary basins.

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

The following chart summarizes our success in the exploration bidding rounds conducted by the ANP, as described above:

Event	Exploration	Development	Production	Total
Areas requested (October 13, 1997)	133	52	240	425
Concessions granted (August 6, 1998), Round 0	115	51	231	397
Areas redefined	0	(2)	2	0
Areas held (December 31, 1998)	115	49	233	397
Areas relinquished (May 11, 1999)	(26)	0	0	(26)
Areas redefined	0	(3)	3	0
Areas won on Bid, Round 1	5	0	0	5
Areas redefined	0	(3)	3	0
New concessions (July 1, 1999)	0	1	0	1
Areas held (December 31, 1999)	94	44	239	377
Areas relinquished on January 26, 2000	(3)	0	0	(3)
Areas won on Bid, Round 2	8	0	0	8
Areas redefined	0	(3)	3	0
Areas held (December 31, 2000)	99	41	242	382
New concession (March 21, 2001) (Angico)	0	1	0	1
Areas sold (May 10 and May 11, 2001)	0	(3)	(10)	(13)
Areas won on Bid, Round 3	15	0	0	15
New concession (August 1, 2001) (Curió)	0	1	0	1
New concession (August 2, 2001) (Beija-Flor)	0	1	0	1
Areas relinquished (August 6, 2001)	(57)	0	0	(57)
Areas relinquished (October 5, 2001) (BC-8)	(1)	0	0	(1)
New concession (August 1,2001) (Cardeal)	0	1	0	1
Areas relinquished (November 5, 2001)	(1)	0	0	(1)
Areas redefined (August 6, 2001) (Pojuca Norte)	0	(1)	1	0
Areas held (December 31, 2001)	55	41	233	329
Areas relinquished (May 2002) (BA-1)	(1)	0	0	(1)

Areas won on Bid, Round 4	8	0	0	8
Areas relinquished (August 6, 2002) (BM-CAL-1 and BM-C-6)	(2)	0	0	(2)
Areas relinquished (August 2002) (BS-2)	(1)	0	0	(1)
Areas relinquished (September 2002) (BES-2)	(1)	0	0	(1)
New concession (February 6,2002) (Siri)	0	1	0	1
New concession (August 27, 2002) (Asa Branca)	0	1	0	1
New concession (November 22, 2002) (Manati)	0	1	0	1
New concession (December 11,2002) (Jubarte)	0	1	0	1
New concession (December 27,2002) (Cachalote)	0	1	0	1
Areas relinquished (March 13, April 24, 2002)	0	(1)	(4)	(5)
Areas redefined (April 26, May 10, August 6, August 10, October 9 and December 12, 2002)	0	(6)	6	0
Areas relinquished (Caraúna - PETROBRAS not operator)	0	0	(1)	(1)
Areas held (December 31,2002)	58	39	234	331
Areas redefined (July 2003) (BCAM-40)	1	0	0	1
Areas relinquished (August 6, 2003)	(22)	0	0	(22)
Areas won on Bid, Round 5	17	0	0	17
New concession (January 29, 2003) (Guajá)	0	1	0	1
New concession (August 4, 2003) (Cavalo-Marinho)	0	1	0	1
Areas redefined (February 3, 2003) (Coral)	0	(1)	1	0
Areas redefined (July 15, 2003) (Beija-Flor)	0	(1)	1	0
Joint concession COG to CCN (1)	0	0	(1)	(1)
Joint concession CDL to MP (2)	0	0	(1)	(1)
Areas relinquished (BAS-104)	0	(1)	0	(1)
Areas relinquished (Arraia)	0	(1)	0	(1)
Total areas held (as of December 31, 2003)	54	37	234	325
Net land area held in million acres (as of December 31, 2003)	17,780,005	285,397	2,957,994	21,023,396

(1)	COG – Córrego Grande, CCN – Córrego Cedro Grande
(2)	CDL – Cardeal, MP – Massapê

Joint Ventures

As of December 31, 2003, we had 47 exploration and development agreements with respect to our concessions with numerous oil and gas companies. Our percentage participation ranges from 20% to 85%, and in 30 of the 47 agreements, we are principally responsible for conducting the exploration and development activities. During 2003, we entered into 3 partnership projects relating to exploration activities. As of December 31, 2003, we had partnerships with 26 foreign and domestic companies.

In conjunction with the majority of these arrangements, we receive a carried interest for capital expenditures made during the exploration phase, with our partners incurring all capital expenditures until the development of a commercial discovery commences.

Drilling Activities

During 2003, we drilled a total of 305 development wells and 79 exploratory wells. Of those wells, 40 development wells and 37 exploratory wells were located in our principal Campos Basin fields. Of those development wells, 20% were drilled in the Marlim Sul field, with the remainder concentrated in the Roncador (12.5%), Barracuda (12.5%), Marlim (10%), Albacora Leste (10%), Caratinga Bicudo (10%), Pampo (5%), Albacora (2.5%), Linguado (2.5%) and Voador (2.5%) fields. An additional 54 of the 364 new development wells we plan to drill during 2004 will be drilled in the Albacora Leste, Roncador, Marlim Sul, Pampo, Marlim and Marlim Leste fields.

We plan to expand our exploration and development activities in 2004 by:

•	drilling approximately 77 new exploratory and approximately 364 new development wells;

•	shooting and processing two-dimensional and three-dimensional seismic surveys; and

•	constructing onshore and offshore production and support facilities.

The following table sets forth the number of wells we drilled, or in which we participated, and the results achieved, for the periods indicated:

EXPLORATORY AND DEVELOPMENT WELLS

		Brazil
		Offshore
Period		Campos Basin	Other	Onshore	International	Total
2003	Net Exploratory Wells Drilled	21	10	7	4	42

	Successful	7	2	2	2	13
	Unsuccessful	14	8	5	2	29
	Net Development Wells Drilled	12	0	264	26	302

	Successful	12	0	256	26	294
	Unsuccessful	0	0	8	0	8
2002	Net Exploratory Wells Drilled	19	21	16	4	60

	Successful	4	2	5	3	14
	Unsuccessful	15	19	11	1	46
	Net Development Wells Drilled	20	10	247	7	284

	Successful	20	10	238	7	275
	Unsuccessful	0	0	9	0	9
2001	Net Exploratory Wells Drilled	14	37	36	6	93

	Successful	4	6	9	3	22
	Unsuccessful	10	31	27	3	71
	Net Development Wells Drilled	41	9	294	11	355

	Successful	40	5	283	11	339
	Unsuccessful	1	4	11	0	16

The following table sets forth our total fleet of drilling rig units. We will use these owned and leased rigs to support our future exploration, production and development activities. Most of the offshore rigs are operated in the Campos Basin.

DRILLING UNITS

	2003		2002		2001
	Brazil	Int’l	Brazil	Int’l	Brazil	Int’l
Land rigs for onshore exploration and development	15	10	16	4	42	0

Owned	13	0	12	0	17	0
Leased	2	10	4	4	25	0
Semi-submersible rigs	17	0	20	0	22	22

Owned	4	0	4	0	4	13
Leased	13	0	16	0	18	9
Drill ships	8	1	5	0	11	0

Owned	0	0	4	0	0	0
Leased	8	1	1	0	11	0
Jack-up rigs	6	0	5	0	6	1

Owned	5	0	5	0	4	1
Leased	1	0	0	0	2	0
Moduled rigs for offshore exploration and development	9	0	4	0	10	6

Owned	6	0	4	0	7	0
Leased	3	0	0	0	3	6

Total	55	11	50	4	91	29

Development Activities

The development stage occurs after the completion of exploration and appraisal and prior to hydrocarbon production, and involves the development of production facilities including platforms and pipelines. We have an active development program in existing fields and in the discovery and recovery of new reserve finds. Over the last five years, we have concentrated our development investments in the deepwater fields located in the Campos Basin, where most of our proved reserves are located. We develop our fields in stages of production, which we refer to as modules.

Campos Basin Fields

Marlim. The Marlim field is located at water depths between 2,133 and 3,445 feet (650 - 1,050 meters). It is our largest field based on production. Average production of crude oil during 2003 was 532.1 Mbpd, or more than 42% of total production in the Campos Basin. We have developed the Marlim field in five modules. We currently have seven floating production systems with a total capacity of 690 Mbpd operating in the Marlim field. We have a total of 82 production wells and 46 injection wells, and expect to drill another 4 wells in 2004. Peak production of 602 Mboe was achieved in 2002.

Roncador. The Roncador field is located at water depths between 4,921 and 6,234 feet (1,500 - 1,900 meters). The first module of the development of this field consisted of Platform P-36, which sank in March 2001, and which was producing 80 Mbpd prior to the accident. Since the loss of P-36, we have contracted a temporary Floating Production Storage and Offloading unit (FPSO Brazil) with a capacity of 90 Mbpd. First oil from this unit was attained on December 8, 2002. A total of eight wells, which were previously attached to P-36, are currently being attached to the new FPSO unit. A second platform (P-52) with a 180 Mbpd capacity is under construction. First oil from the unit is expected in 2007. A total of 20 production wells are planned in this first module, including the eight which were completed before the sinking of P-36.

The contracts for a third production unit, with production capacity of 190 Mbpd, were signed on June 17, 2004. The production unit consists of an FPSO (P-54). A total of ten production wells and six injection wells are planned.

Marlim Sul (South Marlim). The Marlim Sul field is located at water depths between 2,789 and 7,874 feet (850 - 2,400 meters). Production of crude oil began on December 17, 2001. In 2003, the average production for Marlim Sul was 170 Mbpd. We plan to develop the Marlim Sul field in two modules. The first module includes a production system consisting of a semi-submersible platform (P-40) and an FPSO unit and has a total capacity of 255 Mbpd. Nine wells are currently producing through P-40, out of a total of 16 planned production wells and ten injection wells. Production from the Marlim Sul FPSO unit began on June 7, 2004 and is currently producing 33,000 boe per day.

The contracts for a second module, with a production capacity of 180 Mbpd, were signed on June 17, 2004. The production system consists of a semi-submersible unit (P-51), which is currently under contracting phase. A total of 14 production wells and ten injection wells are planned.

Barracuda and Caratinga. The Barracuda and Caratinga fields are located at water depths between 2,274 and 3,899 feet (700 - 1,200 meters). Production of first oil is expected by the end of 2004 through two FPSO units (P-43, which was constructed in Singapore and moved to Brazil for completion and which will be installed in the Barracuda field and P-48, which is being constructed in Brazil and which will be installed in the Caratinga field). Each FPSO unit has a capacity of 150 Mbpd. A total of 32 production wells and 21 injection wells are planned for the two fields.

Albacora Leste (East Albacora). Albacora Leste is located at water depths between 3,609 and 4,921 feet (1,100 - 1,500 meters). First oil is expected in the end of 2005. An FPSO unit (P-50) with a capacity of 180 Mbpd is currently being converted in Singapore. A total of 18 horizontal wells and 11 injection wells are planned. We are the operator and Repsol-YPF is a partner with a 10% interest.

Other Planned Developments

Other developments include: (1) the Jubarte field, already producing through a pilot system, that consists of an FPSO unit (Seillean) with a capacity of 20 Mbpd that will, in phase I of the field development, be replaced by another FPSO (P-34) with 60 Mbpd capacity in the end of 2005, (2) the Frade field, which we are developing in partnership with Chevron Texaco and (3) the Marlim Leste field, that will have an FPSO unit (P-53) with a 180 Mbpd capacity, currently in the bidding phase. The contract to increase the production capacity of P-34 to 60 Mbpd was signed on June 17, 2004.

Some of these fields are being financed through project financings. See Item 5 “Operating and Financial Review and Prospects-Liquidity and Capital Resources-Project Finance and Off Balance Sheet Arrangements-Project Finance.”

Participation by Brazilian Companies

Our Strategic Plan for 2004 to 2010 contemplates greater domestic content in our construction activities and other projects. We estimate that of the U.S.$46.1 billion in domestic capital expenditures for 2004 to 2010, at least U.S.$31.7 billion (69%) will be utilized to pay for equipment and services provided by Brazilian contractors, suppliers and other service providers.

Production Activities

Our domestic crude oil and natural gas production activities involve fields located on Brazil’s continental shelf off the coast of nine Brazilian states, of which the Campos Basin is the most important area, and onshore in seven Brazilian states. We are also producing crude oil and natural gas in eight other countries: Angola, Argentina, Bolivia, Colombia, Ecuador, Peru, the United States and Venezuela. See “-International.”

The following table sets forth our average daily crude oil and natural gas production, our average sales price and our average lifting costs for each of 2003, 2002 and 2001:

	For the Year Ended December 31,
	2003(1)	2002	2001
Crude Oil and NGL Production (in Mbpd)
Brazil (2)
Offshore
Campos Basin	1,252	1,217	1,053
Other	39	40	44

Total offshore	1,291	1,257	1,097
Onshore	248	243	239

Total Brazil	1,540	1,500	1,336
International	161	35	43

Total crude oil and NGL production	1,701	1,535	1,379

Crude Oil and NGL Average Sales Price (U.S. dollars per Bbl)
Brazil	$27.01	$22.30	$19.89
International	23.77	23.00	22.32
Natural Gas Production (in Mmcfpd)
Brazil(3)
Offshore
Campos Basin	657	690	601
Other	186	213	219

Total offshore	843	903	820
Onshore	657	609	572

Total Brazil	1,500	1,512	1,392

International	510	138	150

Total natural gas production	2,010	1,650	1,542

Natural Gas Average Sales Price (U.S. dollars per Mcf)
Brazil	$1.79	$1.22	$1.39
International	1.26	1.34	2.35
Aggregate Average Lifting Costs (oil and natural gas) (U.S. dollars per boe)
Brazil(4)	$8.62	7.04	$6.51
International(5)	2.46	2.08	2.58

(1)	International production figures for 2003 include PEPSA and PELSA as of January 1, 2003.
(2)	Brazilian figures include production from shale oil reserves and natural gas liquids, which are not included in our proved reserves figures.
(3)	Brazilian figures include reinjected gas volumes, which are not included in our proved reserves figures.
(4)	Includes Brazilian government take.
(5)	Excludes Brazilian government take.

Our increased offshore production over the three years ended December 31, 2003 was primarily attributable to our discovery and development of fields on the continental shelf off the coast of Rio de Janeiro in the Campos Basin. Increased average daily natural gas production was principally attributable to growth in the volume of associated gas recovered from the same fields.

Average Brazilian production of crude oil and NGL for 2003 increased 2.7% relative to 2002, reaching 1.54 million barrels per day, principally as a result of:

•	the inauguration of new wells located in the Roncador field; and

•	the startup of production, on August 12, 2003, of the Bijupirá and Salema fields under a consortium involving Shell and us, of which we have a 20% interest.

Reserves

Our estimated worldwide proved reserves of crude oil and natural gas as of December 31, 2003 totaled approximately:

•	9.77 billion barrels of crude oil and NGLs; and

•	11,202 billion cubic feet of natural gas.

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

As of December 31, 2003, our domestic proved developed crude oil reserves represented 40.1% of our total domestic proved developed and undeveloped crude oil reserves. Our domestic proved developed natural gas reserves represented 54.2% of our total domestic proved developed and undeveloped natural gas reserves. Total domestic proved hydrocarbon reserves on a barrel of oil equivalent basis increased at a compounded annual growth rate of 2.7% from the end of 1997 to 10.4 billion barrels of oil equivalent at the end of 2003. Natural gas as a percentage of total domestic proved hydrocarbon reserves increased 40.3% over the same period, representing an increase in volume from 5,782 billion cubic feet in 1997 to 8,111 billion cubic feet at the end of 2003, increasing at a compounded annual growth rate of 6.7% from the end of 1997 to 2003.

DeGolyer and MacNaughton, or D&M, reviewed and certified 91% of our gross domestic reserve estimates as of December 31, 2003. The estimates for the certification were performed in accordance with Rule 410 of Reg S-X of the SEC.

The following table sets forth our estimated net proved developed and undeveloped reserves and net proved developed reserves of crude oil and natural gas as of December 31, 2003, 2002 and 2001:

WORLDWIDE ESTIMATED NET PROVED RESERVES

	Brazil			International
	Crude Oil	Natural Gas(1)	Combined(2)	Crude Oil	Natural Gas(1)	Combined(2)	Combined Global Proved Reserves
	(MMbbl)	(Bcf)	(MMboe)	(MMbbl)	(Bcf)	(MMboe)	(MMboe)
Net Proved Developed and Undeveloped Reserves:
Reserves as of December 31, 2000	8,227.4	6,266.8	9,271.9	128.9	2,173.2	491.1	9,763.0

Revisions of previous estimates	(949.6)	401.1	(882.8)	(0.3)	13.0	1.9	(880.9)
Extensions, discoveries and improved recovery	877.6	835.3	1,016.9	2.2	65.5	13.2	1,030.1
Sales of reserves in place	(31.6)	(194.0)	(63.9)	(20.2)	(38.8)	(26.7)	(90.6)
Production for the year	(471.0)	(423.9)	(541.7)	(14.6)	(50.7)	(23.1)	(564.8)

Reserves as of December 31, 2001	7,652.8	6,885.3	8,800.4	96.0	2,162.2	456.4	9,256.8

Revisions of previous estimates	822.0	787.0	953.2	3.1	(49.8)	(5.2)	948.0
Extensions, discoveries and improved recovery	888.2	102.2	905.2	10.8	9.2	12.3	917.5
Sales of reserves in place	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Purchase of reserves in place	0.0	0.0	0.0	23.6	71.5	35.5	35.5
Production for the year	(529.8)	(446.7)	(604.3)	(11.8)	(48.1)	(19.8)	(624.1)
Reserves as of December 31, 2002	8,833.2	7,327.8	10,054.5	121.7	2,145.0	479.2	10,533.7
Revisions of previous estimates	(682.1)	459.3	(605.6)	(10.8)	(294.8)	(59.9)	(665.5)
Extensions, discoveries and improved recovery	1,439.8	778.3	1,569.6	55.5	80.1	68.9	1,638.5
Purchase of reserves in place	0.0	0.0	0.0	602.8	1,346.9	827.3	827.3
Sales of reserves in place	0.0	0.0	0.0	(7.7)	(49.5)	(16.0)	(16.0)
Production for the year	(539.5)	(454.0)	(615.2)	(40.8)	(136.8)	(63.6)	(678.8)
Reserves as of December 31, 2003	9,051.4	8,111.4	10,403.3	720.7	3,090.9	1,235.9	11,639.2
Net Proved Developed Reserves:
As of December 31, 2000	3,780.8	3,614.3	4,383.2	80.1	1,368.4	308.2	4,691.4
As of December 31, 2001	3,899.4	3,946.0	4,557.1	66.6	1,336.8	289.4	4,846.5
As of December 31, 2002	3,912.9	3,892.5	4,561.7	94.7	2,043.9	435.4	4,997.1
As of December 31, 2003	3,629.5	4,398.1	4,362.5	404.1	2,548.4	828.8	5,191.4

(1)	Natural gas liquids are extracted and recovered at natural gas processing plants downstream from the field. The volumes presented for natural gas reserves are prior to the extraction of natural gas liquids.
(2)	See “Conversion Table” for the ratios used to convert cubic feet of natural gas to barrels of crude oil equivalent. Production of shale oil and associated reserves are not included.

The following tables set forth our crude oil and natural gas proved reserves by region, as of December 31, 2003, 2002 and 2001:

CRUDE OIL NET PROVED RESERVES BY REGION

	As of December 31,
	2003		2002		2001
	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed
	(MMbbl)
Brazil
Offshore
Campos Basin	8,089.1	2,899.6	7,829.8	2,742.5	6,656.4	3,131.5
Other	159.8	111.7	162.7	498.5	169.9	117.3

Total offshore	8,248.9	3,011.3	7,992.5	3,241.0	6,826.3	3,248.8

Onshore	802.5	618.2	840.7	671.9	826.5	650.6

Total Brazil	9,051.4	3,629.5	8,833.2	3,912.9	7,652.8	3,899.4

International
Other South America(1)	703.9	387.6	99.5	72.8	66.8	45.1
West Coast of Africa	14.0	14.0	19.1	19.1	26.0	18.2
Gulf of Mexico	2.8	2.4	3.2	2.8	3.2	3.2
Total international	720.7	404.1	121.7	94.7	96.0	66.6

Total	9,772.1	4,033.6	8,955.0	4,007.6	7,748.8	3,966.0

(1)	Includes Argentina, Bolivia Colombia, Ecuador, Peru and Venezuela.

NATURAL GAS NET PROVED RESERVES BY REGION

	As of December 31,
	2003		2002		2001
	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed
	(Bcf)
Brazil
Offshore
Campos Basin	4,096.2	1,598.0	4,147.2	1,529.4	3,644.3	1,696.4
Other	1,291.2	959.5	1,372.8	880.5	1,214.9	802.7

Total offshore	5,387.4	2,557.5	5,520.0	2,409.9	4,859.2	2,499.1
Onshore	2,724.0	1,840.6	1,807.8	1,482.6	2,026.1	1,446.9

Total Brazil	8,111.4	4,398.1	7,327.8	3,892.5	6,885.3	3,946.0

International
Other South America(1)	3058.2	2,526.8	2,092.0	2,001.9	2,104.6	1,279.2
West Coast of Africa	0.0	0.0	0.0	0.0	0.0	0.0
Gulf of Mexico	32.7	21.6	53.0	42.0	57.6	57.6
Total international	3,090.9	2,548.4	2,145.0	2,043.9	2,162.2	1,336.8

Total	11,202.3	6,946.5	9,472.8	5,936.4	9,047.5	5,282.8

(1)	Includes Argentina, Bolivia, Colombia, Peru and Venezuela.

Please see “Supplementary Information on Oil and Gas Producing Activities” in our audited consolidated financial statements for further details on our proved reserves.

Refining, Transportation and Marketing

Summary and Strategy

Our refining, transportation and marketing business segment encompasses the refining, transportation and marketing of crude oil, oil products and fuel alcohol, including investments in petrochemicals.

We own and operate 11 refineries in Brazil, with a total processing capacity of 1.97 million barrels per day. There are only two other competing refineries in Brazil which have an aggregate installed capacity of approximately 0.03 million barrels per day. Our domestic refining capacity constitutes 98.6% of the Brazilian refining capacity. We built nine of our 11 refineries prior to 1972, and we completed the last refinery (Henrique Lage) in 1980. At that time, we were only producing 200 Mbpd of crude oil in Brazil. Our refineries were built to process light imported crude oil. Subsequent to their completion, we discovered larger reserves of heavier crude in Brazil. As a result, we are continually upgrading and improving our refineries to process a heavier crude slate.

We process as much of our domestically produced crude oil as possible through our refineries, and supply the remaining demand within Brazil by importing crude oil (which we also process in our refineries) and oil products. We also export some oil products. As our own domestic production increases and refinery upgrades enable us to process more throughput, we expect to import proportionately less crude oil and oil products. Until January of 2002, we were the sole supplier of oil products to the Brazilian market. Now that the market is deregulated and we are no longer the sole supplier of oil products to the Brazilian market, we intend to reevaluate our import strategy and may reduce imports to the extent such reductions improve our profitability. We also export, to the extent our production of oil products exceeds Brazilian demand or our refineries are unable to process our growing domestic crude oil production.

We transport oil products and crude oil to domestic wholesale and export markets through a coordinated network of marketing centers, storage facilities, pipelines and shipping vessels. As the monopoly supplier for almost fifty years of a country that ranks as the 11th largest consuming nation in the world, according to the June 2003 issue of Statistical Review of the World, we have developed a large and complex infrastructure. Our refineries are generally located near Brazil’s population and industrial centers and near our production areas, which we believe creates logistical efficiencies in our operations.

In accordance with the requirements of the Oil Law, we have placed our shipping assets into a separate subsidiary, Petrobras Transporte S.A., or Transpetro. This subsidiary leases storage and pipeline facilities and provides open access to these assets to all market participants. Our petrochemicals business is now also included in the refining, transportation and marketing segment.

Our main strategies in refining and transportation are to:

•	continue upgrading our refineries to process our heavier domestic crude oil production while better meeting the current demands of the Brazilian market;

•	improve quality to meet stricter environmental standards; and

•	continue to grow and modernize our transportation infrastructure, including the renewal of our shipping fleet.

Our refining, transportation and marketing results are reflected in the “Supply” segment in our audited consolidated financial statements.

Refining

At December 31, 2003, we had total installed capacity of approximately 2.10 million barrels per day, which, according to Petroleum Intelligence Weekly, made us the seventh largest refiner of oil products in the world among publicly traded companies in 2002. Worldwide, we processed an average of 1.70 million barrels of oil per day in 2003, which represents a utilization rate of 81% for the year, calculated on total capacity. This compares with 83% average utilization rates in 2002 and 83% average utilization rates in 2001.

Our domestic production in 2003 supplied approximately 80% of the crude oil feedstock for our refinery operations in Brazil, as compared to 79% in 2002 and 76% in 2001. We expect an increasing percentage of our crude oil feedstock to be supplied by our relatively lower cost domestic production, as our overall domestic production increases. Because our domestic refining capacity constitutes 98.6% of the Brazilian refining capacity, we supply almost all of the refined product needs of third-party wholesalers, exporters and petrochemical companies, in addition to satisfying our internal consumption requirements with respect to wholesale marketing operations and petrochemical feedstock.

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

Refinery Production and Capacity

For 2003, we processed, in Brazil, 588 million barrels of crude oil or 1.61 million barrels per day. Our average refining costs (consisting of variable costs and excluding depreciation and amortization) in Brazil were U.S.$1.17 per barrel in 2003, U.S.$0.91 per barrel in 2002 and U.S.$0.95 per barrel in 2001. Our production in Brazil supplied approximately 80% of this crude oil. Due to the heavier crude characteristic of many Brazilian fields, we have invested in equipment and machinery that allows us to convert heavy crude oil to lighter products. The majority of our heavy crude conversion capacity is located in our largest refineries located near our heavy crude oil reserves in the Campos Basin: Landulpho Alves, Duque de Caxias, Paulínia, Presidente Bernardes, Gabriel Passos and Henrique Lage.

The following table describes the installed capacity, refining throughput and utilization of our refineries for each of 2003, 2002 and 2001:

REFINING STATISTICS

	2003			2002			2001
Refineries	Capacity (Mbpd)	Throughput (Mbpd)	Utilization (%)	Capacity (Mbpd)	Throughput (Mbpd)	Utilization (%)	Capacity (Mbpd)	Throughput (Mbpd)	Utilization (%)
Paulínia	371	297	80%	352	329	93%	352	325	92%
Landulpho Alves	306	200	65	306	213	70	306	215	70
Duque de Caxias	242	214	88	242	204	84	242	197	81
Henrique Lage	251	219	87	226	198	88	226	222	98
Alberto Pasqualini(1)	189	105	56	189	106	56	189	115	61
Pres. Getúlio Vargas	189	191	101	189	192	101	189	191	101
Pres. Bernardes	170	164	96	170	154	90	170	156	92
Gabriel Passos	151	129	85	151	128	85	151	133	88
Manaus	46	44	96	46	45	98	46	44	96
Capuava	53	44	83	53	44	83	53	46	87
Fortaleza	6	5	83	6	6	100	6	6	100
Total Brazilian	1,974	1,612	82	1,930	1,619	84	1,930	1,650	85

Gualberto Villarroel(2)	40	18	45	40	18	45	40	17	43
Ricardo Eliçabe(3)(4)	31	30	97	31	29	94	31	—	—
Guillermo Elder Bell(2)	20	15	75	20	14	70	20	13	65
San Lorenzo (5)	38	33	87	—	—	—	—	—	—
Del Norte (6)	—	—	—	—	—	—	—	—	—
Total International	129	96	74	91	61	67	91	30	33

Total	2,103	1,708	81%	2,021	1,680	83%	2,021	1,680	83%

(1)	We do not own 100% of this refinery.
(2)	Located in Bolivia.
(3)	Located in Argentina.
(4)	We acquired this refinery through the business combination with Repsol-YPF. As this acquisition occurred in December 2001, we did not consolidate its throughput as part of our 2001 refining statistics.
(5)	We acquired this refinery through our acquisition of Petrobras Energia, formerly Perez Companc.
(6)	Del Norte statistics are not included since we own just 28.5% of that refinery.

We operate our refineries, to the extent possible, to satisfy Brazilian demand. Brazil demands a proportionally high amount of diesel, relative to gasoline, both of which together represent more than half of our production. As we operate our refineries to maximize the output of diesel fuel, we produce volumes of gasoline and fuel oil which must be exported.

Brazil’s demand for oil products has been relatively constant for the last three years, but we continue to increase our refinery throughput, thereby reducing the amount of products we must import to satisfy demand. We have also increased our exports of refined products. The following table sets forth our domestic production volume for our principal oil products for each of 2003, 2002 and 2001:

DOMESTIC PRODUCTION VOLUME OF OIL PRODUCTS

	2003	%	2002	%	2001	%
	(Mbpd)		(Mbpd)		(Mbpd)
Product
Diesel	623.4	38.0%	596.7	36.4%	570.0	34.6%
Gasoline	290.9	17.8	311.1	19.0	316.8	19.2
Fuel oil	266.4	16.2	278.3	17.0	293.8	17.9
Naphtha and jet fuel	219.6	13.4	213.3	12.9	241.5	14.7
Other	238.6	14.6	241.4	14.7	224.3	13.6

Total	1,638.9	100.0%	1,640.8	100.0%	1,646.4	100.0%

Refinery Investments and Improvements

In recent years, we have made investments in our refinery assets in order to improve our yields of middle and lighter distillates, which typically generate higher margin sales and reduce the need to import such products. Our principal strategy with respect to our refinery operations is to maximize throughput of domestic crude oil. Since our heavy domestic crude oil produces a higher proportion of fuel oil for each barrel of crude oil processed, production of fuel oil is expected to remain relatively constant as throughput of additional Brazilian crude oil offsets new investment in conversion capacity.

We plan to invest in refinery projects designed to:

•	enhance the value of our Brazilian crude oil by upgrading our refineries to increase their capacity to refine greater quantities of heavier crude oil that is produced domestically;

•	increase production of oil products demanded by the Brazilian market that we currently must import, such as diesel;

•	improve gasoline and diesel quality to comply with stricter environmental regulations currently being implemented;

•	reduce processing costs; and

•	reduce emissions and pollutant streams.

Major Refinery Projects

Included in our Strategic Plan are a number of upgrades to our key refineries. Our major investments are generally (1) coking units to further break down our heavy oil into middle distillates or (2) hydro treatment units that reduce sulfur to produce products that meet international standards. We believe our hydro-treatment units will make it possible to offer diesel fuel containing a maximum sulfur content of 0.05% to metropolitan regions around Brazil, thus meeting stricter environmental standards being implemented under Brazilian law. The principal refineries and planned investments are as follows:

Refinery	Objective
Alberto Pasqualini (REFAP)	Expand and modernize refinery, including the installation of a coking unit

Presidente Getúlio Vargas Refinery (REPAR)	Conversion, modernization and expansion of existing refinery and units to upgrade the quality of diesel and fuel

Henrique Lage (REVAP)	Installation of coking units and units to upgrade the quality of diesel and fuel

Paulínia Refinery (REPLAN) (two units)	Modernization and expansion of existing refinery, units to upgrade the quality of diesel and fuel and the installation of coking units

Landulpho Alves (RLAM)	Conversion, modernization and expansion of existing refinery and units to upgrade the quality of diesel and fuel

Duque de Caxias Refinery (REDUC)	Expansion of existing refinery, installation of a coking unit and units to upgrade the quality of diesel and fuel

Imports

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

Imported crude oil is transferred into our refineries for storage and processing, with a small percentage being sold to the other two Brazilian refiners. Imported oil products are sold to the retail market in Brazil through distributors, including our subsidiary BR.

As our production has increased and our refineries have become capable of processing larger quantities of our own crude oil, the average daily volume of our imports of crude oil has decreased to 320,600 barrels per day in 2003, as compared to 337,000 barrels per day in 2002 and 399,000 barrels per day in 2001. The following table sets forth the percentage of crude oil that we imported during each of 2003, 2002 and 2001 by region.

IMPORTS OF CRUDE OIL BY REGION

	2003	2002	2001
	Volume (%)
Region
Africa	63.7%	57.3%	43.6%
Middle East	30.9	29.7	35.8
Central and South America/Caribbean	3.1	10.4	19.5
Oceania	0.9	0.0	0.0
Europe	1.4	2.6	1.1

Total	100.0%	100.0%	100.0%

In 2003, our total costs of imports of crude oil from all these regions was U.S.$3,541 million, as compared to U.S.$3,162 million in 2002 and U.S.$3,635 million in 2001.

We purchased approximately 23% of our 2003 crude oil imports and 33% of our 2002 crude oil imports pursuant to one-year term contracts, which are considered to be long-term contracts within the industry standard practice. At December 31, 2003, we had one long-term contract providing for the supply of crude oil to us in Brazil, with suppliers from Saudi Arabia. This contract was renewed in February 2003 under identical terms, and will now expire in January 2005. We are also a significant buyer of crude oil and oil products from suppliers in the international spot market.

The volume of imports of oil products also decreased to 121,827 barrels per day in 2003, as compared to 215,121 barrels per day in 2002 and 328,100 barrels per day in 2001, primarily as a result of the reduction in the import of petrochemical naphtha and diesel, and growing domestic refinery production. The following table sets forth the volume of oil products that we imported during each of 2003, 2002 and 2001:

IMPORTS OF OIL PRODUCTS

	2003	2002	2001
	Volume (Mbbl)
Oil Product
LPG	12,033.7	20,554.4	25,447.5
Distillates(1)	23,182.6	43,998.8	43,317.0
Naphtha	5,025.9	5,855.9	21,556.9
Others(2)	4,224.6	8,110.2	29,436.6

Total	44,466.7	78,519.3	119,758.0

(1)	Includes gasoline, diesel fuel and some intermediate fractions.
(2)	Includes Algerian NGLs, fuel oil, Ethanol, Methanol and others.

In 2003, our total costs of oil product imports, measured on a cost-insurance-and-freight basis, was U.S.$1,542 million, as compared to U.S.$2,086 million in 2002 and U.S.$3,103 million in 2001. For a discussion of import purchase volumes and prices, see Item 5 “Operating and Financial Review and Prospects-Sales Volumes and Prices-Import Purchase Volumes and Prices.”

Exports

We also export that portion of oil products processed by our refineries that exceed Brazilian demand. In addition, we export domestic crude oil that we are unable to process in our refineries because of limited conversion capacity. The following table sets forth the volumes of oil products we exported during each of 2003, 2002 and 2001:

EXPORTS OF OIL AND OIL PRODUCTS(1)

	2003	2002	2001
	(Mbbl)
Crude oil	84,899	85,123	35,999
Fuel oil (including bunker fuel)	85,740	89,350	60,775
Gasoline	13,656	17,337	19,327
Other	8,250	10,192	9,161

Total	192,545	202,003	125,261

(1)	The figure includes sales made by PIFCo to unaffiliated third parties, including sales of oil and oil products purchased internationally.

The total value of our crude oil and oil products exports, measured on a free-on-board basis, was U.S.$5,335 million in 2003, U.S.$4,610 million in 2002 and U.S.$2,707 million in 2001.

Transportation

The Oil Law requires that a separate company operate and manage the transportation network for crude oil, oil products and natural gas in Brazil. Therefore, in 1998, we created a wholly-owned subsidiary, Transpetro, to build and manage our vessels, pipelines and maritime terminals and handle various other transportation activities. In May 2000, Transpetro also took over the operation of our transportation network and our storage terminals to comply with the requirements of the Oil Law. As of October 1, 2001, with the approval from the ANP, these pipelines and terminals were leased to Transpetro, which started to offer its transportation services to us and third parties. As the owner of the facilities leased to Transpetro, we retain the right of preference for its shipments, based on the historical level of transportation assessed for each pipeline, formally assigned by the ANP. The excess capacity is offered to third parties on a non-discriminatory basis and under equal terms and conditions.

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

Pipelines and Terminals

We own, operate and maintain an extensive network of crude oil and natural gas pipelines connecting our terminals to our refineries and other points of primary distribution throughout Brazil. At December 31, 2003, our onshore and offshore crude oil and oil products pipelines aggregated 5,130 miles (8,262 kilometers) in length and our natural gas pipelines aggregated approximately 4,763 miles (7,669 kilometers) in length, including the Brazilian side (1,609 miles, or 2,589 kilometers) of the Bolivia-Brazil pipeline.

NATURAL GAS PIPELINES

Up to December 2003, we had the intention to develop a project, which we refer to as PDET, for the enhancement of our crude oil transportation system extending from our most productive fields, located in the Campos Basin, to our refineries located in the Southeast region of Brazil.

At the end of 2003, the government of Rio de Janeiro enacted a law creating severe obstacles to the economic feasibility of the original concept of the onshore portion of PDET. After three months of ultimately unsuccessful negotiations with the Rio de Janeiro State government, we announced the cancellation of the onshore portion of the PDET project and a revision to the project’s original design.

Under the revised project, the original offshore fixed platform (PRA-1) will be connected to six offshore production platforms through pipelines and will transfer the crude oil to a floating, storage and offloading platform (FSO) and two monobuoys, which will in turn facilitate the transfer of the crude oil to shuttle tankers or the export of the crude oil to other countries. The shuttle tankers will transport the oil to the Southeast terminals where it will be pumped to existing onshore pipelines connected to refineries in Rio de Janeiro, Minas Gerais and São Paulo. This project will cost approximately U.S.$700 million and is expected to start its commercial operation in January 2007.

Transpetro also operates 43 storage terminals with aggregate capacity of 63.3 million barrels of oil equivalent. At December 31, 2003, tankage capacity at these terminals consisted of 34.1 million barrels of crude oil, 26.7 million barrels of oil products and fuel alcohol and 2.5 million barrels of LPG.

Transpetro is currently evaluating alternatives to improve the efficiency of its transportation system, including evaluating improvements to the monitoring and control of the crude oil and natural gas pipeline network through the gradual implementation of a supervisory control and data acquisition system, which, when completed, will monitor the pipelines and storage facilities located throughout the country. Transpetro has already implemented the first phase of the project and inaugurated a centralized control and operating center in June 2002, in its headquarters in Rio de Janeiro. Currently, there are a national back-up master station and two regional master stations connected through satellite communication. Tank-farms and pump stations are equipped with mini stations connected to the regional master stations. Transpetro’s goal is to be able to operate all of its domestic pipelines remotely, initially via the regional stations, and ultimately via the centralized control and operating center located in its headquarters in Rio de Janeiro.

Shipping

At December 31, 2003, our fleet consisted of the following 54 vessels (50 owned and 4 bareboat chartered), 36 of which are single hulled and 18 of which are double hulled, with aggregate deadweight tonnage of 2.71 million:

OWNED/BAREBOAT CHARTERED VESSELS

	Number	Capacity
		(deadweight tonnage in thousands)
Type of Vessel
Tankers	42	2,101.0
Ore/Oil vessels	4	532.8
Liquefied petroleum gas tankers	6	40.2
AHTS Anchor Handling Tug Supply	1	2.2
FSO Floating, Storage and Offloading	1	28.9
Total	54	2,705.1

These vessels are currently operated by Transpetro and their activities are mainly concentrated in the Brazilian coastline, South America (Venezuela and Argentina), Mediterranean Sea, Caribbean Sea, Gulf of Mexico, West Africa and the Persian Gulf. Our shipping operations support the transportation of crude oil from offshore production systems, our import and export of crude oil and oil products and our coastal trade. Our Strategic Plan calls for an investment of U.S.$1.2 billion from 2004-2010 to renew our fleet, including orders for an additional 53 vessels. The table below sets forth the types of products and quantities of such products we transported during each of the years indicated.

PRODUCTS AND QUANTITIES TRANSPORTED

	2003	2002	2001
	(millions of tons)
Product
Crude oil	96.6	93.2	81.6
Oil Products	28.1	30.1	34.0
Fuel Alcohol	—	—	0.2

Total	124.7	123.3	115.8

Percentage transported by our owned/bareboat chartered fleet	45.3%	45.1%	48.3%
Coastal transport as a percentage of total tonnage	64.2%	65.6%	64.9%

The average monthly-chartered tonnage in 2003 amounted to 4.0 million deadweight tons, as compared to 3.9 million deadweight tons in 2002 and 3.6 million deadweight tons in 2001. The chartered tonnage is continuously adjusted to our needs for overall market supply cost reduction. Our aggregate annual cost for vessel charters was U.S.$537 million in 2003, U.S.$431 million in 2002 and U.S.$707 million in 2001.

Marketing

We sell oil products to various wholesale customers and retail distributors in Brazil, including our subsidiary BR and other retailers such as Shell Brasileira de Petróleo S.A., Esso Brasileira de Petróleo S.A., Companhia de Petróleo Ipiranga S.A.and Texaco do Brasil S.A. In 2003, we sold 167.2 million barrels of oil products to wholesale customers, with gasoline and diesel fuel representing approximately 84.5% of these sales. Of our total sales in 2003, 133.6 million barrels of oil products were supplied to BR for retail marketing. The following table sets forth our oil product sales to wholesale customers and retail distributors for each of 2003, 2002 and 2001:

OIL PRODUCT SALES

	2003	2002	2001
	(MMbbl)
Product
Diesel	208.3	218.0	214.3
Gasoline	101.8	110.2	93.6
Fuel oil	98.5	77.5	105.5
Naphtha and jet fuel	76.6	80.9	101.6
Other	283.2	311.6	246.4

Total	768.4	798.2	761.4

Customer
Wholesalers
Diesel	100.2	110.6	111.6
Gasoline	41.0	46.6	46.7
Other	26.0	32.4	34.7

Total wholesalers	167.2	189.6	193.0

Retail distributors
BR	133.6	158.0	146.0
Third parties	467.6	450.6	422.4
Total retail distributors	601.2	608.6	568.4

Total customers	768.4	798.2	761.4

Petrochemicals

We conduct our petrochemical activities through our subsidiary, Petrobras Química S.A., or Petroquisa, with the exception of naphtha sales. Petroquisa is a holding company which holds minority voting interests in nine operational petrochemical affiliated companies involved in the production and sale of basic petrochemical products, derivative petrochemical products and utilities. At December 31, 2003, our ownership percentage of the total capital of these affiliates ranged from 11.09% to 59.92% and our ownership percentage of the voting capital of these affiliates ranged from 7.78% to 50%. The total book value of these investments is U.S.$463 million.

The basic supply feedstock used in Brazil’s petrochemical industry is naphtha, an oil based product. Until 2001, we were the sole supplier of naphtha to Brazil’s petrochemical industry. Following deregulation of the product in 2002, the petrochemical industry began importing naphtha directly. In 2003, the industry imported approximately 30% of its naphtha needs, and we supply the remainder from our refining operations.

Our petrochemicals business, based on the equity in results of affiliate companies, accounted for U.S.$27 million in 2003. We currently expect to maintain a presence in the petrochemicals industry principally by participating in projects integrated with our refineries. We expect that our selective investments in petrochemicals will solidify our involvement in the entire value chain, integrating refining and basic and derivative products. Although we have divested of certain interests in the petrochemical segment in the past, we plan on increasing the current level of our investments, as part of our downstream strategy.

In line with our strategy of stimulating demand for natural gas products, we also continue to invest in Rio Polímeros S.A., which is located next to our Duque de Caxias refinery (REDUC). Other investors include BNDES (the Brazilian federal development bank) and two leading private Brazilian petrochemical companies, Suzano and Unipar. Petroquisa holds a 16.7% interest of the voting and preferred capital in Rio Polímeros. Of the approximately U.S.$1.0 billion budgeted construction cost over the next three years, 60% is being provided by long-term loans from, or guaranteed by, U.S. Ex-Im Bank, BNDES and SACE (the Italian Export Credit Agency), and 40% is expected to be funded by equity investments, of which our portion is approximately U.S.$74 million. At December 31, 2003, we had spent approximately U.S.$54 million of this total. We expect Rio Polímeros to be operational by mid-2005 and to produce 540,000 tons per year of polyethylene and 60,000 tons per year of propylene, from ethane and propane extracted from natural gas originated in the Campos Basin.

We also intend to market products derived from our refining processes. We have started negotiating with BASF, a German chemicals company, to create a joint venture in order to produce 90,000 tons per year of Acrylic Acid and 60,000 tons per year of Super Absorbent Polymer -SAP. As raw material for production, we would use the propylene derived from LPG refined at our Henrique Lage refinery (REVAP). In June 2003, BASF and we decided to delay the creation of a joint venture in order to produce 90,000 tons per year of Acrylic Acid and 60,000 tons per year of Super Absorbent Polymer–SAP. This decision was a result of the lower than expected market demand for acrylic monomers and SAP. BASF and we will monitor market developments and continue discussions, but have not undertaken any commitments with respect to feedstock supply or the creation of a joint venture.

Distribution

Summary and Strategy

Through BR, we distribute oil products, fuel alcohol and natural gas to retail, commercial and industrial customers throughout Brazil. Our operations are supported by tankage capacity of approximately 6.5 million boe, at 71 storage facilities and 105 aviation product depots at airports throughout Brazil.

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

On June 25, 2004 we announced that our board of directors, and the board of directors of our subsidiary BR, approved the final terms and conditions negotiated by BR in order to acquire from ENI S.p.A. its Brazilian subsidiary Agip do Brasil S.A. for approximately U.S.$450 million, subject to adjustments based on the closing balance sheet. Agip do Brasil S.A. is a liquefied petroleum gas (LPG), fuel and lubricant distributor operating in Brazil under the Liquigás, Novogás and Tropigás brands for LPG distribution and the Agip, Companhia São Paulo de Petróleo and Ipê brands for fuel distribution. This acquisition should enable us to increase BR’s share of the LPG distribution market as well as consolidate its presence in the automotive fuel distribution market.

Retail

As of December 31, 2003, our sales network in Brazil included 7,000 active and non-active retail service stations compared to 7,119 as of December 31, 2002, and comprised approximately 21.3% of the total number of service stations in Brazil, all under the brand name “BR.” Over 65% of these BR stations are located in the South and Southeast regions of Brazil, where over 59% of Brazil’s total population of 170 million reside. Of these 7,000 service stations, 5,095 were active stations and BR owned 631. As required under Brazilian law, BR subcontracts the operation of all its service stations to third parties. The other 6,369 service stations were owned and operated by dealers, who use the BR brand name under license with BR facilities as their exclusive suppliers. BR provides technical support, training and advertising for its network of service stations.

In 2003, 204 of our service stations also sold vehicular natural gas, compared to 170 in 2002 and 119 in 2001. The sales from these stations consisted of 14,554 million cubic feet (412 million cubic meters) in 2003, representing 31.2% of Brazilian market share, 13,245 million cubic feet (375 million cubic meters) in 2002, representing 60.6% of Brazilian market share and 9,893 million cubic feet (280 million cubic meters) in 2001, representing 61.4% of the Brazilian market share.

The table below sets forth market share (based on volume) for retail sales of different products in Brazil for each of 2003, 2002 and 2001:

DISTRIBUTION MARKET SHARE

	2003	2002	2001
Fuel oil	65.2%	67.4%	66.5%
Diesel	26.7	27.1	26.6
Gasoline	21.9	23.8	21.8
Fuel alcohol	33.3	30.5	26.6

Total	31.5%	32.9%	32.8%

Source: Petrobras - based on figures provided by Sindicato

dos Distribuidores de Combustíveis-Sindicom

Prices to retailers have generally tended to remain consistent between competing distributors, particularly due to the low margin usually provided. Therefore, competition among distributors continues to be primarily based on product quality, service and image.

BR provides financing to certain of its service station operators to improve their competitiveness, the terms of which may vary in accordance with the provisions of each financing agreement. These agreements are of two types: unconditional and conditional. The unconditional agreements must be paid in full and bear interest at market rates. The conditional agreements are contingent upon the service station operators’ purchases of minimum volumes of oil products as set forth in each financing agreement, in which case the total amount of the conditional agreement is forgiven by BR. These costs amounted to approximately U.S.$23.4 million during 2003, as compared to U.S.$43.6 million in 2002 and U.S.$24.5 million in 2001.

During 2003, approximately 21.3% of the retail sales at service stations in Brazil were through BR-owned or franchised entities. We believe that our market share position has remained strong over the past several years due to the strong brand name recognition of BR, the remodeling of our service stations and the addition of lubrication centers and convenience stores.

In 1996, BR created the “De olho no Combustível” program (the “Eye on the Fuel” program), which is designed to ensure that the fuels sold to end consumers at our service station networks are identical in content to the fuels originating from our refineries. We have already certified 3,707 service stations under this program.

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

We also participate in the retail sector in Argentina, where we currently own 681 retail service stations that operate under a number of brand names, including Petrobras, Eg3 and San Lorenzo.

Commercial and Industrial

We distribute oil products to commercial and industrial customers through BR. Our major customers are aviation, transportation and utility companies and government entities, all of which generate relatively stable demand. We have a market share in the commercial and industrial distribution segment in excess of 31.5%, which has remained relatively constant over the past several years.

Set forth below are commercial and industrial sales statistics for each of 2003, 2002 and 2001:

COMMERCIAL AND INDUSTRIAL SALES BY PRODUCT

	For the Year Ended December 31,
	2003	2002	2001
	(Mboe)
Fuel oil	26,368	32,642	40,062
Diesel	65,183	67,374	63,694
Gasoline	28,710	30,688	27,651
Jet fuels	14,343	14,397	15,460
Fuel alcohol	3,286	3,522	2,960
Lubricants	1,256	1,397	1,293
Others	19,492	20,586	18,818

Total	158,638	170,606	169,938

Delisting of BR

On November 7, 2002, our board of directors approved a public tender offer for all the outstanding shares of BR through a swap of BR shares for preferred shares to be issued by us. Prior to the share swap, we owned 73.6% of BR’s shares. We conducted the share swap and acquired an additional 25.6% of BR’s shares to bring our total to 99.2% of BR’s shares. We then incorporated BR as a wholly-owned subsidiary and effected the delisting of BR’s public shares, which were publicly traded in Brazil. A public tender auction was held on January 29, 2003 and our board of directors approved the issue of 9,866,828 preferred shares at an issue price of U.S.$12.76 per share, under the terms of the capital increase approved during the meeting of our board of directors held on November 7, 2002. As a result, our capital increased by U.S.$122 million. After verifying that all of the conditions for delisting BR’s shares were met, on February 5, 2003, the CVM effected the delisting of BR shares.

Natural Gas and Power

Summary and Strategy

Our natural gas and power segment encompasses the purchase, sale and transportation of natural gas produced in or imported into Brazil. Additionally, this segment includes our domestic electric energy commercialization activities as well as investments in domestic natural gas transportation companies, state-owned natural gas distributors and thermal electric companies.

The natural gas market in Brazil has been growing steadily. In 2003, we estimate that natural gas consumption represented approximately 6.5-7.0% of Brazil’s primary energy consumption, as compared to 5.5-6.0% in 2002 and 4.7% in 2001. The Brazilian government has estimated that natural gas will represent 10% of primary energy consumption by 2005 and 12% by 2010. We expect that a large portion of this growth will come from the development of natural gas-fired thermoelectric plants in Brazil, increased industrial demand, as well as from the Brazilian government’s environmental policies encouraging the replacement of traditional industrial fuels with cleaner energy sources. During the last three years, we estimate that industrial consumption of natural gas has grown by 75% while vehicular consumption has grown by approximately 70%.

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

Our main strategies in the natural gas and power segment are to:

•	expand the natural gas market in Brazil to ensure a market for the natural gas that we produce, or acquire through off-take obligations;

•	become an important participant in the South American gas and power markets, while effectively integrating these business segments with our other business segments;

•	participate in the Brazilian power market in order to ensure a market for our natural gas and oil products; and

•	dedicate 0.5% of our total capital spending to renewable energy, including wind power, biomass and photo voltaic power generation.

Our natural gas and power results are reflected in the “Gas and Energy” segment in our audited consolidated financial statements.

Natural Gas

Pipelines

Our main pipeline investment has been the development and construction of the Bolivia-Brazil natural gas pipeline, which has a total capacity of 1,060 MMscfd (30 MMcmd). The pipeline is 1,969 miles (3,150 kilometers) in length, representing 40% of the existing Brazilian onshore gas pipelines, and running from Rio Grande in Bolivia to Porto Alegre in Southern Brazil. The Bolivia-Brazil pipeline connects to our domestic pipeline system that transports natural gas from the Campos and Santos Basins. We are a significant investor in the Bolivia-Brazil natural gas pipeline, holding an 11% interest in GTB - Gas TransBoliviano S.A., or GTB, the corporate entity owning the Bolivian portion of the pipeline, and a 51% interest in TBG - Transportadora Brasileira do Gasoduto Bolívia-Brasil S.A., or TBG, the corporate entity owning the Brazilian portion of the pipeline.

Our investment in the Bolivia-Brazil gas pipeline was the result of a 1996 gas supply agreement (the “GSA”) for the purchase of natural gas between the Bolivian state oil company, Yacimientos Petrolíferos Fiscales Bolivianos—YPFB, and us. The GSA requires us to purchase from YPFB, on a take-or-pay basis, specified quantities of natural gas transported through the pipeline over a 20-year term.

We are also investing in three major domestic natural gas projects: Cabiúnas, the Southeast Gas Pipeline Network and the Northeast Gas Pipeline Network.

The Cabiúnas project comprises transportation and processing facilities of natural gas from the offshore oil fields in the Campos Basin to the State of Rio de Janeiro, and includes the construction of an undersea facility for storage of natural gas during declines in consumption. We expect this project to be fully operational by the beginning of 2005 and to increase transportation capacity from the current 290 million cubic feet (8.2 million cubic meters) per day to a total of 494 million cubic feet (14 million cubic meters) per day of associated gas while reducing the volumes of natural gas currently flared on offshore platforms and alleviating existing constraints on oil production from these platforms. In 2003, the average daily volume of natural gas flared on the offshore platforms of the Campos Basin was 7,346,300 million cubic feet (208,024 million cubic meters).

We are currently developing the Southeast and the Northeast Gas Pipeline Networks (Malha Sudeste and Malha Nordeste) jointly with private capital investors (the Malhas Project). These projects will create additional transportation capacity by expanding the existing natural gas infrastructure, delivering natural gas to markets in the Northeast and Southeast regions of Brazil, and includes the construction of an approximately 890-mile (1,423 kilometers) pipeline, which is expected to start operations in 2005, at a total cost of approximately U.S.$1,000 million.

We are also conducting feasibility studies for projects to deliver natural gas to the states of Amazonas and Rondônia in Northern Brazil (Urucu—Porto Velho and Urucu—Manaus Gas Pipelines). An additional feasibility study is being conducted for the Southeast-Northeast Gas Pipeline. This pipeline, with a length of 1,280 kilometers, will connect the Southeast and Northeast gas pipeline networks, linking more gas supply sources to demand and increasing the existing gas pipeline network’s overall reliability. The Southeast-Northeast Gas Pipeline will enable gas imported from Bolivia to reach demand centers located in Northeastern Brazil.

Local Distribution Companies

We sell natural gas in Brazil to local gas distribution companies, as under Brazilian law, each state has the monopoly right to distribute gas within a certain region. Most states established companies to act as local gas distributors and sold minority interests in them. We have invested actively in local gas distribution companies, and we currently have minority interests in 17 of these natural gas distribution companies, 12 of which are in operation. We invested in gas distribution companies through BR until March 2002, and subsequently sold these investments to our subsidiary, Petrobras Gás S.A.–Gaspetro. In one state, Espírito Santo, we have the exclusive rights to distribute natural gas through BR.

Our capital expenditures in these natural gas distribution companies as of December 31, 2003 totaled U.S.$36 million, as compared to U.S.$35 million as of December 31, 2002 and U.S.$32 million as of December 31, 2001. Our business plan includes total budgeted capital expenditures in the gas distribution business of approximately U.S.$370 million from 2004 through 2010. We serve as the technical and commercial operator in all of the distribution companies in which we have a minority shareholding stake.

Each of the distribution companies in operation in which we have an interest has entered into long term gas supply contracts with us under which such companies have take-or-pay obligations (in the case of contracts relating to Brazilian gas), and ship-or-pay and take-or-pay obligations (in the case of contracts relating to Bolivian gas or with thermoelectric power producers).

The following table sets forth our domestic sales of natural gas to affiliated and non-affiliated local distribution companies for each of 2003, 2002 and 2001:

DOMESTIC SALES OF NATURAL GAS TO LOCAL DISTRIBUTION COMPANIES

	Year Ended December 31,
	2003	2002	2001
	(in MMscfd)
Total sales annual average	978	862	717
Annual sales growth	13.4%	20.3%	29.2%

Commitments and Sales Contracts

Take-or-pay commitments. Under our contracts with YPFB for the purchase of natural gas, we have agreed to purchase minimum volumes of natural gas from Bolivia at a formula price that varies with the price of fuel oil. We have purchased and paid in 2001, 2002 and 2003, approximately U.S.$194 million, U.S.$279 million and U.S.$288 million, respectively. Set forth below are the minimum volumes we have agreed to under these contracts, together with an estimate of the amounts we are obligated to pay for such minimum volumes:

NATURAL GAS TAKE-OR-PAY COMMITMENTS

	2004	2005	2006	2007	2008	Yearly Average after 2008(1)
Volume Obligation (Mmcmpd)	24	24	24	24	24	24
Volume Obligation (Mmcfd)	850	850	850	850	850	850
Estimated Payments (U.S.$ million)(2)	330	323	321	318	316	312

(1)	Commitments are pursuant to a 20-year term contract set to expire in 2019.
(2)	Price based on a formula that varies with the price of fuel oil. Amounts have been calculated based on an assumed Brent crude price of U.S.$18.00/bbl in 2004 and U.S.$15.00/bbl from 2005 forward. Actual amounts may vary.

Ship-or-pay commitments. In order to support the financing for the Bolivia-Brazil pipeline, TBG’s portion of which is consolidated in our balance sheet, we also have entered into unconditional ship-or-pay purchase obligations for the transportation of natural gas with GTB and TBG, the companies which own and operate the Bolivian and Brazilian portions of the pipeline. Our volume obligations under the ship-or-pay arrangements are generally designed to meet the take-or-pay obligations with respect to our gas purchase contracts with YPFB. The total capacity of 1,060 MMscfd (30 MMcmd) also includes a transportation capacity option (TCO) of 212 MMscfd (6 MMcmd), valid for a 40-year term. This transportation capacity option was granted to us in consideration for our agreed investment of approximately U.S.$379 million in the Bolivia-Brazil gas pipeline. The total estimated project cost was U.S.$1.9 billion. We have purchased and paid in 2001, 2002 and 2003, approximately U.S.$189 million, U.S.$232 million and U.S.$623 million, respectively. Set forth below are the minimum volumes we have agreed to under the ship-or-pay arrangements, together with an estimate (assuming certain changes in the U.S. Consumer Price Index (CPI)) of the amounts we are obligated to pay for such minimum volumes:

NATURAL GAS SHIP-OR-PAY COMMITMENTS

	2004	2005	2006	2007	2008	Yearly Average after 2008(1)
Volume Commitment (Mmcmpd)	28.6	28.6	28.6	28.6	28.6	28.6
Volume Commitment (Mmcfpd)	1006	1006	1006	1006	1006	1006
Estimated Payments (U.S.$ million)(1)	650	650	650	650	650	650

(1)	Commitments are pursuant to approximately 20-year term contracts set to expire in 2019.
(2)	Based on a fixed tariff, escalated based on assumed changes in the U.S. CPI. Actual amounts may vary.

Additionally, PEPSA has a 15-year ship or pay agreement for 80,000 barrels per day through the OCP pipeline in Ecuador. Estimated payments respective to the commitment are approximately U.S.$1,118 million.

Natural gas sales contracts. In light of these take-or-pay and ship-or-pay obligations, we have entered into or negotiated firm take-or-pay and ship-or-pay sale arrangements to sell our domestic and international natural gas to local gas distribution companies and thermoelectric plants, most of which we operate and in which we own a minority interest.

The arrangements with the thermoelectric plants are made through contracts with the local distribution companies, which in turn enter into back-to-back arrangements with the thermoelectric plants, and a portion of the gas buyer’s payments is usually guaranteed to us by the parent companies of the thermoelectric companies or through financial guarantees. The sales for 2001, 2002 and 2003, were approximately U.S.$574 million, U.S.$897 million and U.S.$1,320 million, respectively. The table below sets forth our commitments by local gas distribution companies and by thermal power plants to us for the firm purchase of volumes of natural gas beginning in 2004, together with an estimate of the amounts obligated to be paid for such volumes:

NATURAL GAS SALES CONTRACTS(1)

	2004	2005	2006	2007	2008	Yearly Average after 2008(2)
	(in MMscfd)
To Local Gas Distribution Companies
Affiliated	473	541	551	563	579	612
Unaffiliated	557	604	644	694	774	830
To Power Generation Plants
Affiliated	334	331	320	312	306	291
Unaffiliated(3)	343	343	343	343	343	343

Total	1,707	1,819	1,858	1,912	2,002	2,076

Estimated Contract Payments (U.S.$ million)(4)	$1,718	$1,826	$1,901	$1,955	$2,103	$2,217

(1)	Includes both domestic and international natural gas. Sets forth take-or-pay and ship-or-pay obligations, not maximum sales.
(2)	Commitments are pursuant to contracts of various terms, expiring at intervals between 2006 through 2019.
(3)	Certain commitments are subject to the satisfaction of customary conditions precedent, which we expect to be fulfilled in the near term.
(4)	Price based on a formula which varies with the price of fuel oil. Amounts have been calculated based on an assumed Brent crude price of U.S.$18.00/bbl in 2004 and U.S.$15.00/bbl from 2005 forward. Actual amounts may vary.

        Pricing. On June 1, 2001, the Brazilian government instituted a mechanism which allows a U.S. dollar indexed component of the natural gas pricing mechanism to be passed through to the thermoelectric plants for a period of 12 years, pursuant to Portaria No. 176 (a joint regulatory act issued by the Ministry of Mines and Energy and the Ministry of Finance), which was updated by Portaria No. 234 issued on July 22, 2002. See “-Regulations of the Oil and Gas Industry in Brazil-Price Regulation-Natural Gas.” This mechanism has enabled us to sell natural gas to a number of thermoelectric plants that were unwilling to purchase natural gas under the prior gas price regulation because it requires the buyer to take the intra-year exchange rate risk. Under the new formula, exchange rate variations are reflected in gas prices annually, while we will be remunerated at market based interest rates for any resulting delay in gas price adjustments.

Renegotiation of the GSA

As a result of lower-than-anticipated Brazilian market demand for natural gas, we have experienced losses on our commitments to purchase natural gas from YPFB. In accordance with a provision of the GSA that allows either party to request a renegotiation of certain terms of the agreement in the event of significant changes in market conditions, we had initiated a renegotiation with YPFB to achieve reductions in the volume and price of natural gas we are required to purchase under the GSA. The governments of Bolivia and Brazil decided to take over the renegotiation process and have conducted it since. The negotiations have taken longer than anticipated, however, as a result of the changes in the Brazilian government and the political instability in Bolivia in 2003.

In the event we do not agree to reductions in volumes and prices with YPFB, we estimate that, based on current forecasts of Brazilian natural gas consumption, we will incur losses of U.S.$40 million in 2004 and U.S.$20 million in 2005 with respect to our take-or-pay commitments.

Since November 2002, we have disputed the amounts charged by YPFB under our take-or-pay commitments. After the start of the renegotiation of the GSA, in January 2003, we indicated to YPFB that the resolution of disputed amounts should be treated as part of the overall renegotiation of the GSA. However, in March 2004, by request of the Brazilian government and as a goodwill gesture to YPFB and gas producers in Bolivia, we paid U.S.$64.2 million, corresponding to part of the disputed amounts under our take-or-pay commitments for the years 2002 and 2003, which YPFB claims amount to U.S.$220.5 million. We also have claims against YPFB for unpaid amounts under their delivery-or-pay commitments for 2001, 2002 and 2003 amounting to U.S.$37.2 million.

Incentives to Distribution Companies. In order to accelerate the expansion of the natural gas market in Brazil, increase consumption and ultimately reduce the financial exposure from our ship-or-pay commitments, we announced in December 2003 a new program of discounts for natural gas distributors in certain regions of Brazil. Distributors in the states of São Paulo, Minas Gerais, Paraná, Santa Catarina, Rio Grande do Sul, and Mato Grosso do Sul will pay a discounted price for volumes sold in addition to contracted amounts. If actual amounts sold exceed 40% of contracted amounts, we will reduce the base price according to a progressive schedule.

Power

Brazil currently has an installed electricity generation capacity of approximately 80,000 MW. More than 97% of this capacity is interconnected to form one single integrated system, with approximately 86% of the electricity supplied to that system coming from hydroelectric sources. Annual consumption of electricity grew annually at a rate of 4.5% during the 1990s. As a result of the rapid growth in electricity demand, combined with the limited investment in the sector during the last two decades and a high dependency on hydroelectric power (and consequently susceptibility to a prolonged drought), we believe substantial additional generation capacity needs to be developed in Brazil. In recognition of the need for such capacity and in order to promote the development of thermoelectric plants, the Brazilian government established the Thermoelectric Priority Program (PPT).

History of the PPT

The PPT, as originally envisioned in February 2000, prioritized the development of 49 new thermoelectric plants to meet Brazil’s growing electricity demand requirements. These PPT thermoelectric plants were to have increased Brazil’s generation capacity by approximately 17,000 MW by 2003. Despite a number of incentives introduced by the Brazilian government to promote the PPT, those thermoelectric power plants under development have been slow to progress. Developers have faced numerous difficulties, including inability to pass on financial and operating costs in U.S. dollars following a devaluation of the Brazilian Real in each of 2001 and 2002, the reluctance of many distribution companies to sign power purchase agreements because of existing supply contracts and lower consumer demand for thermoelectric power as a result of excess supply of hydroelectric power. In light of these difficulties, the Brazilian government reviewed the PPT and reduced the program to 39 projects, representing a planned 13,500 MW of additional capacity.

In line with our strategies in this segment, we decided to participate in the PPT either as a minority shareholder, offtaker or both, in a number of strategically important thermoelectric plants. Initially, we were planning to participate in 26 of the PPT projects, with total capacity of approximately 10,500 MW, of which 4,500 MW corresponds to our purchase commitments at that time.

Current Status of PPT

Due to decreased rainfall in 2000 and 2001 in Brazil and the subsequent shortfall of hydroelectric power to meet Brazilian demand, the Brazilian government implemented a rationing program from the beginning of June of 2001 until the end of February 2002. This created a permanent reduction in demand of approximately 7%, according to recent Brazilian government estimates, resulting from the more rational use of electricity achieved during this period. Additionally, since the end of the rationing program, heavy rains have filled the main reservoirs of the country. As a result, in the short term, existing hydroelectric capacity is sufficient to meet the energy needs of the country. The combination of exceptional hydrological conditions and demand reduction has limited, in the short-term, the price and volume at which we can sell electricity from thermoelectric plants. However, in the medium term, we believe that expected growth in electricity demand combined with limited spare hydroelectric capacity available will create the need for some thermoelectric capacity in Brazil. In addition, electricity costs of thermoelectric plants are expected to be relatively competitive with projected incremental hydroelectric capacity.

At the end of 2003, the Lula administration announced a new regulatory model for the power sector. The New Industry Model Law was enacted on March 16, 2004, but because the new law remains subject to the enactment of decrees of the Brazilian government and implementing resolutions of ANEEL, many aspects of the regulatory environment for thermoelectric power remain uncertain.

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

In light of the uncertainties surrounding thermoelectric power, we have suspended all investment in thermoelectric power, except for the 11 plants under construction or operation. We do not intend to continue developing the thermoelectric plants still in the planning stage, or expand existing thermoelectric plants until the content and implications of the proposed new regulatory model for the Brazilian power sector become clearer. Although our Strategic Plan calls for an increase in capacity, our plans will ultimately depend upon the level of demand for electricity in general and the success of our electricity marketing efforts.

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

We have only entered into tolling arrangements with thermoelectric plants in which we have an equity interest. Our power commitments under merchant and tolling agreements are as follows:

POWER OFFTAKE PROJECTED COMMITMENTS(1)

	2002	2003	2004	2005	2006	2007	Yearly Average after 2007
	(Average MW)
NE Contingent Capacity Payments	90	240	240	240	240	240	—
NE Tolling Arrangements	95	215	215	215	215	215	255
Total Northeast Region	185	455	455	455	455	455	255
S/SE Contingent Capacity Payments	1055	1190	1190	1190	893	—	—
S/SE Tolling Arrangements(2)	310	640	1340	2000	2000	2160	2160
Total South and Southeast Region	1365	1830	2530	3190	2893	2160	2160

Total Commitments	1550	2285	2985	3645	3348	2615	2415

(1)	Under these contracts, in the event the thermoelectric plant has a revenue shortfall, we are required to make capacity payments in respect of the MW quantities set forth above. The amounts of the payments may vary based on a number of factors.
(2)	Includes thermoelectric power plants for which we are the sole investor and are therefore responsible for the sale of the power generated.

The total amount of electricity in respect of which we have tolling or capacity commitments, based upon commitments of projects under construction or in operation, is 3,645 MW as of the end of 2005, of which 2,215 MW come from firm tolling agreements and 1,430 MW from contingent capacity payments.

We expect that the electricity we purchase under tolling agreements will be partly used for consumption in our facilities, estimated to be approximately 300 MW per year, equally allocated between the Northeast and South/Southeast regions of Brazil, as well as firm power sales contracts to third party distributors and industrial consumers. Currently, we do not expect to enter into tolling or capacity arrangements with respect to future thermoelectric plants. Our strategy is to sell all of the other energy in respect of which we have purchase commitments through medium and long-term Power Purchase Agreements, or PPAs. However, as a result of current price levels, we have also negotiated certain shorter-term contracts. As of May 2004, PPAs included offtake commitments totaling 1,850 average MW for 2004, 2,370 average MW for 2005 and 1,630 average MW for 2006, including PPAs executed by merchant power plants. In order to further manage our power purchase commitments, we are continuing to implement an aggressive plan to negotiate medium and long-term PPAs with distributors, industrial consumers and trading companies.

We continue to have contractual commitments related to our energy operations which would be payable to third parties. These contractual commitments include the purchase of energy, supply of natural gas and reimbursement of operating expenses of thermoelectric power plants. These commitments were incurred in connection with the PPT. Our energy commitments include the following:

•	a commitment to make contingent payments for the Macaé Merchant, Eletrobolt and Termoceará thermoelectric power plants, for the purpose of reimbursing operating expenses, taxes and the opportunity cost on capital invested if the revenues earned on the sales of energy from these plants are insufficient to cover such costs and expenses. On December 31, 2003, the maximum amount of these future operating payments was approximately U.S.$1,108 million for the period from 2004 to 2008; and

•	a commitment to supply natural gas for the production of energy at the Termorio, Termobahia, Ibiritermo, Três Lagoas, UTE Canoas and Nova Piratininga thermoelectric power plants, and to purchase part or all the energy generated by TermoBahia and Ibiritermo at a price that remunerates invested capital. At December 31, 2003, the maximum future amount related to the supply agreement was approximately U.S.$519 million for the period from 2004 to 2023.

Employing a discount rate of 12.0% per year, the net present value of the maximum financial exposure of the energy segment is approximately U.S.$1,419 million at December 31, 2003.

In January 2003, Companhia Paranaense de Energia - COPEL ceased making its monthly capacity payments to UEG Araucária Ltda. - UEGA (an independent power producer that initiated operations in September 2002 and which is 60% owned by El Paso, 20% by Copel and 20% by us). In April 2003, UEGA initiated arbitration proceedings before the ICC International Court of Arbitration to recover damages from COPEL’s default under the PPA entered into between the two parties. As of December 2003, the capacity payments would have totaled approximately U.S.$72 million if the PPA had remained in effect.

TermoRio S.A. in as an independent power producer under construction. We own 50% of TermoRio S.A., as does NRG. In April 2002, NRG exercised a put option requesting us to buy its shares and credits in TermoRio S.A. In May 2002, a court granted an injunction against NRG suspending the effects of the put option pending a final award by an arbitral tribunal. The final award was granted on March 8, 2004, holding that the amount that we must pay to NRG for its shares and credits in TermoRio S.A. totaled approximately U.S.$80 million. We are taking the necessary steps to implement the arbitral award in conjunction with NRG.

International

Summary and Strategy

In 2003, approximately 6.8% of our net revenues were generated outside Brazil. We seek to evolve from a dominant integrated oil and gas company in Brazil into an energy industry leader in Latin America and internationally. Currently, we plan to focus our non-Brazilian exploration, development and production activities regionally, in areas where we can successfully exploit our competitive advantages, such as deepwater drilling. We particularly intend to drill off the west coast of Africa and the Gulf of Mexico and onshore in South America. Additionally, we are integrating our natural gas activities in Brazil with natural gas production in Bolivia and Argentina. We are also increasing our downstream operations in South America and have acquired refineries and service stations in Argentina and Bolivia.

We have budgeted U.S.$6.1 billion in capital expenditures for the period 2004-2008 for all of our international investments.

Our main strategies in the international segment are to:

•	seek a leadership position as an integrated energy company throughout Latin America;

•	expand exploration and production operations, in the Gulf of Mexico and Western Africa.

•	accelerate monetization of our natural gas reserves;

•	expand our international opportunities to grow and diversify our portfolio of international activities;

•	broaden the recognition and increase the value of the Petrobras brand name outside of Brazil; and

•	add value to the production of Petrobras’ heavy oil.

Our international results are reflected in the “International” segment in our audited consolidated financial statements.

Exploration and Production

During 2003 we conducted significant international exploration activities in Angola, Argentina, Bolivia, Colombia, Nigeria, the United States and Trinidad & Tobago and Venezuela. In addition, we are currently performing studies to evaluate blocks where we hold interests in Angola, Argentina, Colombia, Mexico, Nigeria and the United States. Production activities were conducted in Angola, Argentina, Bolivia, Colombia, Ecuador, Peru, the United States and Venezuela. Collectively, these activities represented approximately 6.5% of our total capital expenditures for crude oil and natural gas exploration and production. Our capital expenditures for international exploration and development were U.S.$428 million for 2003, U.S.$224 million for 2002 and U.S.$318 million for 2001. The following table provides information about the allocation of such expenditures for each of 2003, 2002 and 2001:

DISTRIBUTION OF INTERNATIONAL EXPLORATION ACTIVITIES

	2003	2002	2001
Argentina	5.6%	3.7%	0.2%
Bolivia	0.7	12.6	7.6
Colombia	4.4	11.8	13.1
PESA(1)	28.7

South America	39.4	28.1	20.9
West Coast of Africa	15.6	41.6	45.8
Gulf of Mexico	42.5	24.4	24.7
North Sea(2)	0.0	0.0	1.7
Others	2.5	5.9	6.9

Total	100.0%	100.0%	100.0%

(1)	Includes Argentina, Ecuador and Venezuela.
(2)	We sold our interests in the North Sea in 2001.

Development

Over the past three years, we have participated in the development of a number of fields internationally, including three in Argentina (Aguarague, Campo Duran & El Tordillo), two in Bolivia (San Alberto and San Antonio), five in Colombia (Guando, Rio Ceiba, Yaguara, Venganza e Revancha), and one in the United States (GB 200).

In 2003, our net production outside of Brazil averaged 160,864 barrels per day of crude oil and NGLs and 85,015 barrels of oil equivalent of natural gas per day at an average lifting cost of U.S.$2.46 per barrel. The following table provides information on the allocation of our international development activities for each of 2003, 2002 and 2001.

ALLOCATION OF INTERNATIONAL DEVELOPMENT ACTIVITIES

	2003	2002	2001
South America	83.8%	74.0%	70.0%
Argentina	62.2	7.1	5.9
Bolivia	7.1	45.8	28.7
Colombia	14.3	21.1	35.4
West Coast of Africa	14.7	23.1	16.8
Gulf of Mexico	1.5	2.9	11.0
North Sea(1)	0.0	0.0	2.2

Total	100.0%	100.0%	100.0%

(1)	We sold our interests in the North Sea in 2001.

Argentine Activities

With our acquisition of PEPSA (formerly Perez Companc) in 2002, we reinforced our position as an exploration and production leader in South America, especially in Argentina, where we already maintained activities. As of December 31, 2003, our combined crude oil and natural gas proved reserves in Argentina were approximately 410.63 million barrels of oil equivalent, approximately 65.56% of which were proved developed reserves and approximately 34.44% of which were proved undeveloped reserves.

PEPSA’s production in the country is concentrated in the Neuquén and Austral Basins. PEPSA owns 579 thousand net acres under production concessions in the Neuquén Basin and 2,632 thousand net acres under production concessions in the Austral Basin. Our gross production acreage in Argentina amounted to 4,027 thousand acres (3,211 thousand net), and we have a total of 2,536 gross productive wells (1,498 thousand net). For the year ended December 31, 2003, our combined crude oil and natural gas production in Argentina averaged 121 thousand barrels per day.

We also participate in the retail sector in Argentina, where we currently own 681 retail service stations that operate under a number of brand names, including Petrobras, Eg3 and San Lorenzo.

We own a 34% participation in the MEGA project (representing a total investment of U.S.$728 million), a joint venture among us, Repsol-YPF and Dow Chemical to fractionate natural gas liquids. The project consists of a natural gas processing plant in Loma La Lata (Province of Neuquén), a 600 km extension pipeline and a separating plant in Bahía Blanca (Province of Buenos Aires).

We are obligated under an off-take contract to take minimum volumes of LPG and natural gasoline , if delivered, at market prices. The sponsors financed approximately 70% of the project costs with a U.S.$472 loan from commercial banks and other institutional lenders. The loan was structured to be non-recourse to the sponsors following the termination of sponsor completion guarantees to the lenders during the construction period for their respective shares in the project (Repsol-YPF 38%, Petrobras 34%, and Dow Chemical 28%). The guarantees were originally set to expire on December 31, 2001, but were subsequently extended to December 31, 2003.

While the MEGA project reached mechanical completion and met or exceeded the performance tests established for the release of the sponsors’ guarantees, the lenders maintained that other conditions required for the release were not met. The sponsors agreed in December of 2003 to extend their guarantees until December 31, 2005 and to permit all lenders the right to put their MEGA notes to the sponsors immediately prior to the guarantees’ expiration. In addition, the sponsors granted MEGA’s fixed rate noteholders the right to exercise their put immediately. On January 15, 2004, all fixed rate noteholders exercised this right. As a result of these events, we purchased our respective share of MEGA’s fixed rate notes (U.S.$58 million), and currently guarantee our share of MEGA’s floating rate notes (U.S.$76 million).

We are also a shareholder in TGS, which owns a 7,400 km extension pipeline with a transport capacity of 62 MMcmd and a gas processing plant located in Bahía Blanca, with a processing capacity of 42 million MMcmd.

Our electricity assets in Argentina cover the entire productive chain. We account for 6.5% of the country’s electricity generation through our ownership interests in three generation plants—two hydroelectric (Piedra Del Águila and Pichi Picún Leufú) and one thermoelectric (Genelba). We also have an interest in Transener, Argentina’s largest transmission company and owner of 95% of Argentina’s high-tension network through our subsidiary PESA. PESA also maintains an important presence in the central area of Buenos Aires, an area with more than 2.1 million customers, through Edesur, Argentina’s largest energy distribution company by volume.

Bolivian Activities

As of December 31, 2003, our combined crude oil and natural gas proved reserves in Bolivia were approximately 339.42 million barrels of oil equivalent, approximately 96.36% of which were proved developed reserves and approximately 3.64% of which were proved undeveloped reserves. Approximately 89.58% of our proved developed reserves in Bolivia are natural gas reserves.

We have a 35% interest in the San Alberto and San Antonio gas fields (the other partners are Petrolífera Andina (50%) and Total Bolivia (15%)). For the year ended December 31, 2003, our combined crude oil and natural gas production in Bolivia averaged 31 thousand barrels per day.

We own 44.5% of the shares of Transierra S.A, the owner and operator of the Yacuiba-Rio Grande gas pipeline (GASYRG), a pipeline in Bolivia that connects the gas fields in the south of Bolivia to the Bolivia-Brazil pipeline. Presently the pipeline has a capacity of 17 MMcmd, and installation of another compression unit will increase the capacity to 23 MMcmd. Investment for this project totaled more than U.S.$375 million. We also provided all the capital for the San Marcos pipeline, which transports natural gas to the city of Puerto Suárez (Bolivia), on the Brazilian border.

We acquired an interest in a natural gas compression plant in Rio Grande, Bolivia, which has a capacity to compress up to 1,546 million cubic feet per day.

We have a 100% interest in Empresa Boliviana de Refino (EBR). EBR owns two Bolivian refineries located in Cochabamba and Santa Cruz de la Sierra, with an estimated maximum production capacity of 48,000 barrels of crude oil per day. EBR wholly owns Empresa Boliviana de Distribución, a company with a network of 72 gas stations.

Venezuelan Activities

PEPSA’s exploration and production rights in Venezuela are held under operating service contracts. In 1994 Petróleos de Venezuela S.A. (PDVSA) awarded our first contract at the Oritupano-Leona field. As of December 31, 2003, PEPSA’s combined crude oil and natural gas proved reserves in Venezuela were approximately 304.56 million barrels of oil equivalent, approximately 40.52 % of which were proved developed reserves and approximately 59.48 % of which were proved undeveloped reserves.

As of December of 2003, PEPSA had four productions fields in the country. PEPSA’s gross production acreage in Venezuela amounted to 585 thousand acres (379 thousand net), and PEPSA has a total of 667 gross productive wells (430 thousand net). For the year ended December 31, 2003, PEPSA’s combined crude oil and natural gas production in Venezuela averaged 43 thousand barrels per day.

Ecuadorian Activities

PEPSA owns a 70% interest in Block 18 situated in the Oriente Basin of Ecuador. Block 18 is a field covering 197 thousand acres with a significant potential for production of 28° to 33° API light crude oil reserves. The concession for production activities in Block 18 is for an initial 20-year term starting from October 2002. Once this term expires, the Ecuadorian hydrocarbons law provides for the possibility of an additional five-year extension.

Block 18 has eight productive wells, one of which is located at the Pata field and six of which are located at the Palo Azul field. In addition, the area has early production facilities which can handle a daily gross production of 20 thousand barrels of crude oil.

PEPSA also holds a 100% interest in Block 31. This block is located in a highly sensitive ecological area of the Amazon jungle in the central part of the eastern border of the upper Amazon basin and covers an area of 494 thousand net acres. For the development of the block, investments totaling approximately U.S.$800 million will be required, with initial investments in the amount of approximately U.S.$200 million.

In addition to conducting seismic work in Block 31, PEPSA has drilled four exploratory wells in Apaika, Obe, Nenke and Minta. All the wells were successful and led to the discovery of the Apaika, Obe, Nenke and Minta fields. According to the block’s production sharing agreement, Petroecuador is entitled to a crude oil production take of about 15% to 17%, depending on the field’s daily crude oil production ranges and crude oil gravity.

Future oil production in Block 31 will be shipped through a heavy crude oil pipeline known as OCP in which PEPSA currently has an 8.96% interest. PEPSA has entered into a 15-year ship-or-pay transportation contract under which OCP has committed to provide it with a shipping capacity of 80,000 barrels per day.

Peruvian Activities

Through PEPSA, we have the rights to oil and gas production in Lote X, a 116 thousand acre block in Peru’s Talara Basin. As of December 2003, Lote X had 2,366 production wells. PEPSA has entered into a long-term sales contract under which Petroperú (the Peruvian state-owned company) is obligated to purchase all of the production from Lote X at market prices. The sales contract expires in 2006.

Colombian Activities

During 2003, we signed three new contracts in Colombia, acquiring interests in Espinal Profundo (50%), Boqueron Profundo (60%) and Rio Aipe (50%). We drilled one wildcat well, Espino-1, which is currently under evaluation.

In the Guando Field, we drilled 31 wells, 27 oil producers and four water injectors. We started to operate the main oil pipeline (Guando - Chicoral pipeline) that exports the oil produced in the field to the OAM pipeline.

African Activities

In December 2001, we entered into three joint ventures for crude oil exploration and production in deepwater blocks, two off the coast of Nigeria (resulting from the 2000 license bidding round) and one off the coast of Angola. In one of these blocks in Nigeria, in which we were awarded a 75% interest and are the operator, we farmed out in 2003 half of our interests (37.5%), in order to lower our overall risk. We are currently appraising Agbami and Akpo, two fields previously discovered in the Niger Delta Basin.

Our Angolan branch of our wholly-owned subsidiary, Petrobras International Braspetro B.V., has continued to perform as a non-operating partner in two licenses under petroleum sharing agreements.

Gulf of Mexico Activities

Petrobras America, Inc. (PAI), our wholly-owned subsidiary, continues to expand its activities in the Gulf of Mexico’s deep and ultra-deepwaters through “farm-in” agreements (by which PAI, rather than obtaining an interest directly from the relevant government authorities, acquires an interest from a party who has already obtained such interest), and participation in leases and sales conducted by the United States Minerals Management Service. As of December 31, 2003, PAI held participations in 115 offshore blocks in the Gulf of Mexico, of which about 94 were located in deep and ultra-deep waters.

In 2003, PAI participated in the drilling of three exploration wells which resulted in the discoveries of Coulomb, Chinook and St. Malo, with 33.3%, 30% and 25% of participation, respectively. Together with the previous Cascade discovery, these accumulations confirm the potential of the ultra deepwaters of the Gulf of Mexico. Additionally, PAI has obtained a participation in several other similar prospects, along the same geologic features, with similar potential, which will be drilled in 2004 and 2005.

Also, in 2003, as part of the bidding launched by Petróleos Mexicanos (PEMEX) for the operation of areas under multiple service contracts, contracts for the Cuervito and Fronterizo blocks were awarded to a joint venture composed of us (45% interest), the Japanese company Teikoku (40%) and the Mexican company Diavaz (15%). There are 12 gas discoveries in this block which will be developed with a total expenditures of U.S.$510 million.

Organizational Structure

All of our 14 direct subsidiaries are incorporated under the laws of Brazil, except PIFCo, Petrobras International Braspetro B.V. (PIB BV), Braspetro Oil Company (BOC), Braspetro Oil Services Company (Brasoil) and Petrobras Netherlands B.V. (PNBV), which are incorporated abroad. We own at least 99.9% of the common shares of those subsidiaries and at least 98% of the preferred shares of Petroquisa, Gaspetro and BR. PIFCo, Petrobras International Braspetro B.V. (PIB BV), Braspetro Oil Company (BOC), Braspetro Oil Services Company (Brasoil), Petrobras Netherlands B.V. (PNBV), Transpetro, Downstream Participações S.A., Petrobras Negócios Eletrônicos S.A. (E-Petro) Petrobras Energia Ltda., VTE Piratininga and Termor do not have preferred shares. In May 2002, we created Petrobras Energia Ltda., a wholly owned subsidiary, which will act as a power trader and conduct various activities related to Petrobras’ investments in the Brazilian power sector.

The following diagram sets forth our significant consolidated subsidiaries:

Property, Plants and Equipment

Under Brazilian law, the Brazilian government owns all crude oil and natural gas reserves within Brazil, and we have certain rights to exploit those reserves pursuant to concessions. Substantially all of our property, consisting of refineries and storage, production, manufacturing and transportation facilities, is located in Brazil. See Item 4 “Information on the Company” for a description of our reserves, sources of crude oil and natural gas and material plans for expansion and improvements in our facilities.

Health, Safety and Environmental Matters

The protection of human health and the environment is one of our primary concerns, and is essential to our success as an integrated oil, gas and energy company. In order to address and prioritize health and safety concerns and ensure compliance with environmental regulations, we have:

•	developed the PEGASO program to upgrade our pipelines and other equipment, implement new technologies, improve our emergency response readiness, reduce emissions and residues and prevent environmental accidents. From January 1, 2000 to December 31, 2003, we spent approximately U.S.$2.4 billion under this program, including through the Programa de Integridade de Dutos (Pipeline Integrity Program) through which we conduct inspections of, and improvements to, our pipelines. In 2003, we spent approximately U.S.$766 million in connection with the PEGASO program;

•	proposed the execution of, or entered into, environmental commitment agreements with several environmental protection agencies and/or the federal or state public ministries, in which we agree to undertake certain measures in order to complete the environmental licensing for several of our operating facilities;

•	integrated our corporate health department into the already existing corporate environment and safety department, thereby facilitating the development of systematic, company-wide procedures to handle health, safety and environmental (“HSE”) concerns;

•	established our new HSE policy and corporate guidelines, which focus on principles of sustainable development, compliance with legislation and the availability and use of environmental performance indicators;

•	undertaken capital investments to reduce the HSE risk of our operations, including making improvements to our refineries and transportation facilities and developing and implementing oil pollution prevention guidelines;

•	built environmental protection centers and advanced bases for oil spill prevention, control and response, established local and regional onshore and offshore contingency plans to deal with hazardous oil spills and chartered dedicated vessels fully equipped for oil spill control and fire fighting;

•	received integrated HSE certificates for all our operating units. By December 2003, 57 operating units, 33 in Brazil and 24 abroad, had been certified by the management systems standards ISO 14001 (environment), and BS 8800 or OHSAS 18001 (health and safety), and the Frota Nacional de Petroleiros (National Fleet of Vessels) has been fully certified by the IMO International Management Code for Safe Operation of Ships and for Pollution Prevention (ISM Code) since December 1997);

•	initiated the implementation of the Programa de Segurança de Processo (Process Safety Program) to implement standardized, company-wide guidelines of HSE, effectively investigate environmental incidents and strengthen our institutional commitment to HSE through employee training.

In addition, we conduct environmental impact studies for new projects as required by Brazilian environmental legislation, and our HSE department evaluates each and every project with a budget exceeding U.S.$25 million to confirm its compliance with all HSE requirements.

We will continue to evaluate and develop initiatives to address HSE concerns and to reduce our exposure to HSE risks.

See below and Item 8 “Financial Information” and Item 5 “Environmental Proceedings and Liabilities” for additional information.

Environmental Liabilities

In the period between 2000 to 2003, we experienced several accidents, some of them leading to significant oil spills: 73,000 gallons in 2003, 52,000 gallons in 2002, 691,000 gallons in 2001 and 1,580,000 gallons in 2000. As a result of certain of these accidents, we remain subject to several administrative, civil and criminal investigations and proceedings. We cannot predict whether additional litigation will result from those accidents or whether any such additional proceedings would have a material adverse effect on us. See Note 22(d) to our audited consolidated financial statements.

On January 18, 2000, a pipeline connecting one of our terminals to a refinery in Guanabara Bay ruptured, causing a release of approximately 341,000 gallons of crude oil into the bay. We undertook action to control the spill in an effort to prevent the oil from threatening additional areas. We have spent approximately R$104 million in connection with the clean-up efforts and fines imposed by IBAMA in connection with this spill, and are subject to several proceedings as a result of this spill, including:

•	a criminal proceeding instituted on January 24, 2001 by the Public Ministry of the State of Rio de Janeiro. The initial ruling declared the proceeding invalid by virtue of the Federal Constitution of Brazil, which permits only physical persons to be held criminally liable;

•	a criminal complaint filed against us, our former president and nine other employees by the Federal Public Ministry in São João de Meriti. On April 30, 2002, the judge determined that we could not appear as a defendant in this criminal proceeding as a result of an injunction we obtained from the court, although the decision is still subject to appeal. The local federal tribunal dismissed the complaint against our former president, and this dismissal is not subject to appeal;

•	262 individual lawsuits filed by fishermen of the State of Rio de Janeiro claiming damages in an aggregate amount of approximately R$41 million. Approximately half of the cases brought so far have been decided against us; and

•	a lawsuit filed by the Federation of Fishermen of the State of Rio de Janeiro claiming damages of approximately R$537 million. On February 7, 2002, the judge hearing this matter found that damages were due, but not in the amount claimed. Both parties appealed this decision. On October 8, 2002, the Court of Appeals of the State of Rio de Janeiro denied the appeal filed by the plaintiff and dismissed the claim with respect to all fishermen who had already settled their claims against us or who had already filed individual lawsuits against us, and also with respect to certain other fishermen. These dismissals dramatically reduced the number of plaintiffs who could possibly be entitled to damages. We have filed additional appeals and are awaiting a final decision.

On July 16, 2000, an oil spill occurred at our President Getúlio Vargas refinery, located approximately 15 miles (24 kilometers) from Curitiba, capital of the State of Paraná, releasing approximately 1.06 million gallons of crude oil into the surrounding area. We spent approximately R$74 million on the clean-up effort and fines imposed by the State of Paraná authorities. In addition, in relation to this spill:

•	on August 1, 2000, IBAMA imposed fines in the amount of R$168 million. We contested these fines, but IBAMA subsequently upheld them. On February 3, 2003, we filed a lawsuit in order to challenge these fines and obtained an injunction that allows us to do so without posting a bond in the amount of the fines. We are currently awaiting a final disposition of this case;

•	several civil actions have been filed against us, the most important of which is a civil action filed on January 1, 2001 by the Federal Public Ministry and the Paraná State Public Ministry seeking damages of approximately R$2,300 million. On April 4, 2001, we filed our response and are still awaiting a decision; and

•	the Federal Public Ministry instituted a criminal action against us, our former president and our former superintendent of the REPAR refinery. A habeas corpus petition has currently suspended the action in favor of us, our former president and our former superintendent of the REPAR refinery. We await a final decision on the merits.

On February 16, 2001, our Araucária-Paranaguá pipeline ruptured as a result of an unusual movement of the soil and spilled approximately 15,059 gallons of fuel oil into several rivers located in the State of Paraná. On February 20, 2001, we finalized the cleaning of the river surfaces, recovering approximately 13,738 gallons of fuel oil. As a result of the accident:

•	the Instituto Ambiental do Paraná (IAP) fined us approximately R$150 million. We contested this fine, and IAP reduced the fine to R$90 million. We are contesting this reduced fine;

•	the Federal Public Ministry and the Paraná State Public Ministry filed a public civil action against us seeking damages of approximately R$3,700 million and to oblige us to take certain remedial steps to prevent future accidents. On July 19, 2002, we filed our response and are currently awaiting a decision; and

•	the State of Paraná is currently conducting a criminal investigation, which is in its initial stages.

On March 15, 2001, a gas explosion inside one of the columns of the P-36 production platform, located in the Roncador field (75 miles off the Brazilian coast) led to the death of 11 employees and eventual sinking of the platform. The accident also caused 396,300 gallons of oil to spill into the ocean. As a result of the accident:

•	the Federal Public Ministry filed a lawsuit on January 23, 2002 seeking the payment of R$100 million as environmental damages, among other demands. We have presented our defense to these claims and are awaiting a decision; and

•	IBAMA fined us approximately R$7 million, the basis of which we are contesting through administrative proceedings.

On October 13, 2002, a power blackout in FPSO P-34, which is located in the Barracuda-Caratinga fields, affected the ship’s water balance system and caused water to move from storage tanks located in one side of the ship to the tanks located in the opposite side, causing the FPSO to roll up to an angle of 40 degrees. Four days later, the stability of the ship had been restored, without casualties or spill of oil into the sea. As a result of the investigation of this accident, several measures to prevent similar accidents were incorporated into our Programa de Excelência Operacional-PEO (Operational Excellence Program). In connection with the accident:

•	we executed a Termo de Ajustamento de Conduta (Agreement for Regularization of Conduct), or TAC, with IBAMA, relating to our production activities in the Campos Basin, pursuant to a Presidential Decree enacted on December 12, 2002. Under the TAC, we agreed to conduct certain actions in the Campos Basin to reduce the risk of environmental damage; and

•	on January 16, 2003, the Federal Public Ministry filed a motion for a protective order with a request for an injunction against us, IBAMA and Agência Nacional do Petróleo (National Petroleum Agency, or ANP), in order to challenge the validity of the letter of intent and of the TAC and prevent us from obtaining from IBAMA new licenses for our platforms located in the Campos Basin. The trial judge partially accepted the plaintiff’s request for an injunction. A Chamber of the Brazilian Federal Court of Appeals for the Second Circuit suspended the injunction, upholding the validity of the TAC, which is not subject to appeal. The proceedings at the trial court will continue until the trial judge makes a final decision on the merits of the complaint, which decision would be subject to further appeals.

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

The Oil Law also created an independent regulatory agency, the ANP. The ANP’s function is to regulate the oil and natural gas industry in Brazil. A primary objective of the ANP is to create a competitive environment for oil and gas activities in Brazil that will lead to the lowest price and best services for consumers. Among its principal responsibilities is to regulate concession terms for upstream development and award new exploration concessions. See Item 10 “Additional Information-Material Contracts-Concession Agreements with the ANP.”

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

Our strategic objectives and planning are subject to supervision by the Ministry of Planning, Budget and Management. Our activities are also subject to regulation by the Ministry of Finance and the Ministry of Mines and Energy, among others. In addition, since our common and preferred shares are traded on the São Paulo Stock Exchange, we are also regulated by the Comissão de Valores Mobiliários (Brazilian Securities Commission, or the CVM).

Brazil is not a member of OPEC, but we have been invited to attend OPEC meetings as an observer. Therefore, neither Brazil nor we are bound by OPEC guidelines. However, to the extent that OPEC influences international crude oil prices, our prices are affected, as our prices are linked to international crude oil prices.

Price Regulation

Until the passage of the Oil Law in 1997, the Brazilian government had the power to regulate all aspects of the pricing of crude oil, oil products, fuel alcohol and other energy sources in Brazil, including natural gas and energy. Following the implementation of the Oil Law through December 31, 2001, the Brazilian oil and gas sector was significantly deregulated and the Brazilian government changed its price regulation policies. Under these regulations, the Brazilian government:

•	introduced a new methodology for determining the price of oil products designed to track prevailing international prices and the Real/U.S. dollar exchange rate;

•	eliminated regulation of the cost at which we could record imported crude oil and oil products in our cost of sales;

•	gradually eliminated controls on wholesale prices at which we could sell our oil products, except for diesel, gasoline and LPG;

•	eliminated transportation cost equalization subsidies known as Frete para Uniformização de Preços (Freight for the Uniformity of Prices, or FUP), in the case of transportation subsidies for oil products, and Frete para Uniformização de Preços do Álcool (Freight for the Uniformity of Prices of Alcohol, or FUPA), in the case of transportation subsidies for fuel alcohol effective after July 28, 1998; and

•	continued to require that we act as the Brazilian government’s administrator for the fuel alcohol program.

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

Prices remain regulated, however, for certain natural gas sales contracts and electricity.

To permit the taxation of all imported crude oil, oil products and natural gas in conjunction with the opening of the market to all participants, the Brazilian government established an excise tax to be applied with respect to the sale and import of crude oil, oil products and natural gas products (Contribuição de Intervenção no Domínio Econômico, Contribution for Intervention in the Economic Sector, or CIDE). As of May 1, 2004, important changes were made regarding the taxation of oil products sales. The PIS/PASEP tax and the COFINS tax, previously ad valorem taxes, were converted into specific value taxes at the following rates:

Gasoline	$	R261.60
Diesel		148.00
Jet Fuel		71.20
LPG		167.70

Reais/m3 (except LPG/metric ton)

The specific tax rates for CIDE, and the amounts paid which could be used as credits against PIS/PASEP and COFINS amounts also changed and are now the following:

	CIDE (R$/m3)	PIS/COFINS Deduction
Gasoline	280.0	—
Diesel	70.0	—
Jet Fuel	—	—
Fuel Oil	—	—
LPG	—	—

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

Pursuant to the Oil Law and subsequent legislation, the oil and gas markets in Brazil were deregulated beginning January 2, 2002. As part of this action:

•	the Brazilian government deregulated sales prices for crude oil and oil products; and

•	the Brazilian government established the CIDE, an excise tax payable to the Brazilian government required to be paid by producers, blenders and importers upon sales and purchases of specified oil and fuel products at a set amount for different products based on the unit of measurement typically used for such products.

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

The applicable interest rate on the net shortfall or overpayment amount with respect to each qualifying thermoelectric plant will be the SELIC rate, the interest rate applicable to certain Brazilian government securities. In addition, interest projected to be accrued during the immediately succeeding twelve-month period on the net shortfall or overpayment amount will be added. Any portion of the shortfall or overpayment amount that is not reimbursed through these adjustments in the ceiling price will be included in the adjustment to the ceiling price for subsequent consecutive twelve-month periods until reimbursed in full.

The PPT allows qualifying thermoelectric plants to pass on to their customers any increases in pricing resulting from these adjustments.

The Petroleum and Alcohol Account

Prior to 2002, the Petroleum and Alcohol Account was a special account that reflected the impact on us of the Brazilian government’s regulatory policies for the Brazilian oil industry and its fuel alcohol program.

Prior to July 29, 1998, this account recorded the difference between the cost established by the Brazilian government and our actual cost for imported crude oil and oil products, as well as the net effects on us of the administration of the FUP and FUPA subsidies and all of the related regulations (the FUP/FUPA programs).

From July 29, 1998 until December 31, 2001, the Petroleum and Alcohol Account was required to be adjusted by the PPE and certain fuel transportation and other reimbursable costs that had not been phased out. The net impact on us of our fuel alcohol activities was also recorded in the Petroleum and Alcohol Account.

Article 74 of the Oil Law required settlement of the Petroleum and Alcohol Account by the Brazilian government on or before full implementation of price deregulation was completed. This deregulation was phased in over several years and was implemented in full on January 2, 2002. To facilitate the required settlement, on June 30, 1998, the Brazilian government issued National Treasury Bonds-Series H in our name, which were placed with a federal depositary to support the balance of this account. These bonds are not tradable and are redeemable only at their maturity in 2004. The Series H bonds have been cancelled from time to time by the depositary, pursuant to our authorization, as the balance of the Petroleum and Alcohol Account decreased. We have no other rights to use, withdraw or transfer the Series H bonds before maturity in 2004.

The value of the outstanding Series H bonds was U.S.$59 million as of December 31, 2003, U.S.$46 million as of December 31, 2002 and U.S.$92 million as of December 31, 2001.

Certification of the Petroleum and Alcohol Account

The changes in the Petroleum and Alcohol Account in the period from July 1, 1998 to December 20, 2002 are subject to audits by the ANP. The results of the audit will be the basis for settlement of the account with the Brazilian government. The term for settlement of the Petroleum and Alcohol Account has been extended to June 30, 2004, thereby extending the term for certification of the outstanding balance in the Petroleum and Alcohol Account.

In accordance with the applicable laws and regulations, and subject to our approval, the settlement of the Petroleum and Alcohol Account may be in the form of:

•	a transfer to us of an amount of Series H bonds equal to the balance of the Petroleum and Alcohol Account on the settlement date;

•	issuance of new instruments (the types and terms of which will be determined by the Brazilian government at or before the time of settlement, subject to our approval) in an amount equal to the balance of the Petroleum and Alcohol Account on the settlement date;

•	offset of the remaining balance of the Petroleum and Alcohol Account on the settlement date against other amounts owed by us to the Brazilian government, such as federal taxes payable; or

•	a combination of the foregoing.

The following table summarizes the changes in the Petroleum and Alcohol Account for 2003, 2002 and 2001:

	For the Year Ended December 31,
	2003	2002	2001
	(in millions of U.S. dollars)
Opening balance	$182	$81	$1,509
Advances (Collections)-PPE	—	(6)	(969)
Reimbursements to third parties:
Subsidies paid to fuel alcohol producers	5	235	45
Others	—	24	17

Total reimbursements to third parties	5	259	62

Reimbursements to Petrobras:
Transport of oil products	—	(6)	45
Net result of fuel alcohol
commercialization activities(1)	—	—	68

Total reimbursements to Petrobras	—	(6)	113

Total reimbursements	5	253	175

Financial income	10	2	16
Results of certification/audit process
conducted by the Brazilian government(2)	—	(29)	(405)
Translation gain (loss)(3)	42	(119)	(245)

Ending balance	$239	$182	$81

(1)	Recorded as a component of cost of sales.
(2)	For 2002, U.S.$29 million and for 2001, U.S.$405 million was recorded as a component of other expenses, net.
(3)	Translation gains (losses) are recorded as a component of cumulative translation adjustments.

The U.S.$57 million increase in the balance of the Petroleum and Alcohol Account during 2003 was primarily a result of the effect of the 18.2% appreciation of the Real against the U.S. dollar during the year.

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

Environmental Regulations

All phases of the crude oil and natural gas business present environmental risks and hazards. Our facilities in Brazil are subject to a wide range of federal, state and local laws, regulations and permit requirements relating to the protection of human health and the environment. At the federal level, we are subject to the administrative authority of the Brazilian Institute for the Environment and Renewable Natural Resources, or IBAMA, and to the regulatory authority of the Conselho Nacional do Meio Ambiente (National Council for the Environment), which issues operating or drilling licenses. Maintenance of the licenses requires the submission of reports, including safety and pollution monitoring reports (IOPP) to IBAMA. Onshore environmental, health and safety conditions are controlled at the state rather than federal level. Law No. 6,938 of August 31, 1981, and subsequent regulations and decrees established strict liability for environmental damage, mechanisms for enforcement of environmental standards and licensing requirements for polluting activities.

CONAMA’s Resolution No. 23 of 1994 requires us to conduct environmental impact studies in connection with certain of our activities. We must eliminate, mitigate, or compensate the relevant parties for, the adverse environmental effects identified through these studies.

On December 27, 2000, Law No. 10,165, modifying Law No. 6,938, created the Taxa de Controle e Fiscalização Ambiental (Environmental and Fiscalization Control Tax, or TCFA). The law empowers IBAMA to collect, on a quarterly basis, certain fees from us and other companies that meet a minimum revenue threshold, are engaged in potentially environmentally damaging activities and/or are exploiting natural resources within Brazil. At present, we do not consider this fee imposed by IBAMA to be material. The Confederação Nacional da Indústria (Brazilian Industry Confederation, or CNI), is currently contesting these fees as unconstitutional.

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

In 2003, we invested approximately U.S.$750 million in environmental projects as compared to approximately U.S.$466 million in 2002. These investments were primarily directed at reducing emissions and wastes resulting from industrial processes, obtaining oil collectors for our environmental protection centers and other new equipment to improve our response to emergency situations, implementing new environmental technologies and upgrading our pipelines.

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

In the past, we have faced little competition as a result of the prevailing laws that effectively gave us a monopoly. With the end of this monopoly and full deregulation, other participants may now transport and distribute products in Brazil. As a result, some participants have already begun importing refined oil products, which will compete with oil products from our Brazilian refineries, as well as the oil products we currently import. We now have to compete with global imports at international prices. We expect that this additional competition may affect the prices we can charge for our oil products, which in turn will affect the profit we can make.

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

Insurance

        Our insurance programs principally focus on the concentration of risks and the importance and replacement value of assets. Under our risk management policy, risks associated with our principal assets, such as refineries, tankers and offshore production and drilling platforms, are insured for their replacement value with third-party Brazilian insurers. Although the policies are issued in Brazil, most of our policies are reinsured abroad with reinsurers rated BBB+ or higher by Standard & Poor’s rating agency or B++ or higher by A.M. Best. Other assets, such as small auxiliary boats, certain storage facilities, and some administrative installations, are self-insured. We do not maintain coverage for business interruption. Since November 2000, we maintain coverage for operational third-party liability with respect to our onshore and offshore activities, including oil spills. Although we do not insure the entire value of our pipelines, we have insurance against damage or loss resulting from specific incidents, as well as oil spills from our pipelines.

The premiums we paid in 2003 were distributed as follows: 29.0% to coverage of our offshore assets, 25.8% to coverage of our onshore assets, 9.9% to coverage of third-party liability, 2.2% to coverage of risks associated with transportation, 4.5% to hull and machinery risk coverage and 24.1% to coverage for other risks. Over 16.0% of our annual insurance coverage relates to the domestic and international transportation of crude oil, products and materials. All projects and installations under construction are insured in compliance with the terms of the relevant financing agreements, usually through a performance bond in connection with completion of the contract and/or other damage and liability insurance.

In November 2003, we signed a one-year general risk insurance contract that covers environmental risk. The insurance policy covers any damage resulting from either our or our affiliates’ activities, with the exception of our international activities, which has its own insurance and is therefore not included in this policy. Under our insurance policy, the total covered amount of onshore and offshore risk is up to U.S.$250 million per incident and in the aggregate. This insurance policy, however, does not cover any fines that may be imposed on us or our affiliates. Although we believe that we are currently in compliance in all material respects with all applicable environmental laws, regulations and requirements, future environmental costs, including those related to past operations, may have a material adverse effect on our financial condition or results of operations.

The premium for renewing our general risk insurance policy for a 12-month period commencing June 2004 was U.S.$23.1 million, net of taxes. This represented a decrease of 21% over the preceding 12-month period. The decrease was primarily due to changes in the way we buy insurance, our risk management, our health, safety and environmental policies and market conditions.

Following the sinking of Platform P-36 and the September 11, 2001 terrorist attacks in the United States and as a result of the risks inherent in our operations, deductibles have increased and may increase up to U.S.$20 million per accident for our platforms and refineries.

Following the terrorist attacks in the United States, the insurance premiums charged for war risk and terrorism coverage increased significantly and may increase further prior to renewal, or the coverage may be unavailable in the future. We received a notice of cancellation of our war risk and terrorism insurance in December 2001. We subsequently were able to purchase war risk and terrorism insurance covering our assets in Brazil that are the subject of our project financings, when required by the terms of those agreements.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-2 of this annual report.

Overview

We earn income from:

•	domestic sales, which mainly consists of sales of oil products (such as gasoline, diesel fuel, jet fuel, fuel oil, naphtha and liquefied petroleum gas), natural gas and petrochemical products;

•	export sales, which consist primarily of sales of crude oil and oil products;

•	international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are produced and refined abroad; and

•	other sources, including services, investment income and foreign exchange gains.

Our operating expenses include:

•	costs of sales (which is comprised of labor expenses, costs of operating and purchases of crude oil and oil products); maintaining and repairing property, plants and equipment; depreciation and amortization of fixed assets and depletion of oil fields; and costs of exploration;

•	selling (which include expenses for transportation and distribution of our products), general and administrative expenses; and

•	interest expense and foreign exchange losses.

Year to year fluctuations in our income are the result of a combination of factors, including:

•	the volume of crude oil, oil products and natural gas we produce and sell;

•	changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

•	related changes in domestic prices of crude oil and oil products, which are denominated in Reais;

•	Brazilian inflation;

•	fluctuations in the Real/U.S. dollar and Argentine Peso/U.S. dollar exchange rates; and

•	the amount of taxes and duties that we are required to pay with respect to our operations, by virtue of our status as a Brazilian company and our involvement in the oil and gas industry.

Sales Volumes and Prices

The profitability of our operations in any particular accounting period is related to the sales volume of, and prices for, the crude oil, oil products and natural gas that we sell. Our consolidated net sales in 2003 totaled approximately 923,481 million barrels of crude oil equivalent, representing U.S.$30,797 million in net operating revenues, as compared to approximately 911,817 million barrels of crude oil equivalent and U.S.$22,612 million in net operating revenues in 2002 and approximately 862,009 million barrels of crude oil equivalent and U.S.$24,549 million in net operating revenues in 2001.

As a vertically integrated company, we process most of our crude oil production in our refineries and sell the refined oil products primarily in the Brazilian domestic market. Therefore, it is oil product prices, rather than crude oil prices, that most directly affect our financial results.

Oil product prices vary over time as the result of many factors, including the price of crude oil. The average prices of Brent crude, an international benchmark oil, were approximately U.S.$28.84 per barrel for 2003, U.S.$25.02 per barrel for 2002 and U.S.$24.44 per barrel for 2001. For December 2003, Brent crude oil prices averaged U.S.$29.87 barrel, but during 2004 (through June 15), Brent crude oil prices have increased, averaging U.S.$33.63 per barrel. This increase in average crude oil prices also affected international prices for oil products.

Domestic Sales Volumes and Prices

During 2003, approximately 73.9% of our net operating revenues were derived from sales of crude oil and oil products in Brazil, as compared to 76.0% in 2002 and 84.3% in 2001. As export volumes of crude oil and oil products have increased, domestic sales as a percentage of net operating revenues have declined.

Our revenues are principally derived from sales in Brazil. The following table sets forth our domestic sales by volume of oil products, natural gas and fuel alcohol for each of 2003, 2002 and 2001:

	For the Year Ended December 31,
	2003			2002			2001
	Volume	Net Average Price	Net Operating Revenues	Volume	Net Average Price	Net Operating Revenues	Volume	Net Average Price	Net Operating Revenues
	(Mbbl, except as otherwise noted)	(U.S.$)(1)	(U.S.$ in millions)	(Mbbl, except as otherwise noted)	(U.S.$)(1)	(U.S.$ in millions)	(Mbbl, except as otherwise noted)	(U.S.$)(1)	(U.S.$ in millions)
Energy products:
Automotive gasoline	94,364	$38.28	$3,612	97,642	$26.94	$2,630	98,061	$35.99	$3,529
Diesel	219,622	40.64	8,925	228,626	28.01	6,404	226,516	32.56	7,376
Fuel oil	43,475	27.92	1,214	48,069	20.12	967	55,250	19.55	1,080
Liquid petroleum gas	73,575	27.07	1,992	77,522	19.80	1,535	80,270	27.30	2,191

Total energy products	431,036		15,743	451,859		11,536	460,097		14,176

Non-energy products:
Petrochemical naphtha	57,291	32.03	1,835	58,587	23.09	1,353	83,537	24.40	2,038
Others	73,901	33.69	2,490	90,686	24.87	2,255	88,774	27.12	2,408

Total non-energy products	131,192		4,325	149,273		3,608	172,311		4,446

Fuel alcohol	458	39.30	18	2,082	29.30	61	1,245	45.78	57
Natural gas (BOE)	64,517	18.94	1,222	56,876	12.92	735	48,748	13.89	677

Sub-total	627,203	33.97	21,308	660,090	24.15	15,940	682,401	28.36	19,356

Distribution net sales	158,635	50.39	7,994	170,609	38.35	6,543	169,936	40.32	6,851
Intercompany net sales	(143,339)	45.63	(6,541)	(158,041)	33.55	(5,302)	(158,667)	34.68	(5,503)

Total domestic market	642,498	35.43	22,761	672,658	25.54	17,181	693,670	29.85	20,704
Export net sales	192,545	27.71	5,335	202,003	22.82	4,610	125,261	21.61	2,707
International net sales	65,241	30.26	1,974	28,787	20.42	588	40,511	25.52	1,034
Others	23,197	28.84	669	8,370	19.71	165	2,566	21.82	56
Sub-Total	280,983	28.39	7,978	239,159	22.43	5,363	168,339	22.55	3,797
Services	—	—	57	—	—	68	—	—	48

Consolidated net sales	923,481		$30,797	911,817		$22,612	862,009		$24,549

(1)	Net average price calculated by dividing net sales price by the volume for the year.

On June 15, 2004, we announced an increase in gasoline and diesel prices due to the elevated prices of crude oil on the international market. The price increase in the chart below reflect the increases in billing at Petrobras refineries, without ICMS:

	Percentage Increase in Price
	(without CIDE and PIS/COFINS taxes)	(with CIDE and PIS/COFINS taxes)
Gasoline	10.8%	6.1%
Diesel	10.6%	8.2%

The increase returns gasoline and diesel prices at the Petrobras refineries to the nominal values that were in effect during the entire first quarter of 2003 and up to April 30, 2003.

Export Sales Volumes and Prices

While our principal market is the Brazilian market, as our domestic production of crude oil has increased, we have begun to export greater amounts of crude oil and oil products that exceed Brazilian demand. We also export increased volumes of domestically produced heavy crude oil that our refineries are unable to process operationally or economically. See Item 4 “Information on the Company-Refining, Transportation and Marketing.” Our export volumes of crude oil and oil products totaled 192,545 million barrels of crude oil equivalent in 2003, as compared to 202,003 million barrels of crude oil equivalent in 2002 and 125,261 million barrels of crude oil equivalent in 2001. We base our crude oil export prices on international prices, as adjusted to reflect specific market conditions. We determine export prices of our oil products and natural gas by reference to market conditions, as well as direct negotiations with our clients. As a result of our increased volume of exports, as well as to an increase in average prices for export sales of crude oil and oil products, the total value of our crude oil and oil product exports (measured on a free-on-board basis) in 2003 was U.S.$5,335 million, as compared to U.S.$4,610 million in 2002 and U.S.$2,707 million in 2001. See Item 4 “Information on the Company-Refining, Transportation and Marketing-Exports.”

International Volumes and Prices

We produce, refine, transport, distribute and market crude oil and natural gas internationally. Sales from production outside Brazil to sources outside Brazil were U.S.$1,974 million in 2003, U.S.$588 million in 2002 and U.S.$1,034 million in 2001. We expect our international sales to continue growing as our international production continues to grow and we increase our refining and distribution capacity abroad. See Item 4 “Information on the Company-International.”

Import Purchase Volumes and Prices

In spite of the growth in our domestic production, we continue to import lighter crude oil for blending in our own refineries, as well as smaller quantities of diesel, liquefied petroleum gas, naphtha and other oil products, which are sold in the Brazilian retail market. As we have produced more domestic crude oil capable of being processed in our Brazilian refineries and have upgraded our refineries to handle heavier crude oil, we have reduced our purchases of imported crude oil and oil products. This has positively affected the margin between our net operating revenues and cost of goods sold, since it is less expensive to produce crude oil domestically than it is to import crude oil. As we further upgrade our refineries to handle larger quantities of our heavy crude oil, we expect our level of imports to continue to decrease. We imported a total of 116.1 million barrels of crude oil in 2003, as compared to 117.6 million barrels of crude oil in 2002 and 128.8 million barrels of crude oil in 2001.

Prior to December 31, 2001, we were the only company permitted to import oil products to supply the Brazilian market’s demand for these products. Now that other parties are permitted by law to supply the market, we continue to reevaluate our import strategy and may further reduce our level of imports to the extent profitable. We imported a total of 44.5 million barrels of oil products in 2003, as compared to 78.5 million barrels in 2002 and 119.8 million barrels in 2001. See Item 4 “Information on the Company-Refining, Transportation and Marketing-Imports.”

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

offshore), water depth and number of years that the field has been in production. In 2003, the tax was charged on 13 of our fields, including Marlim, Albacora, Roncador, Leste do Urucu, Rio Urucu, Canto do Amaro, Marimbá, Rio Urucu, Canto do Amaro and Barracuda. The tax is based on net revenues of a field, which consists of gross revenues less royalties paid, investments in exploration, operational costs and depreciation adjustments and applicable taxes. The Special Participation Tax uses as a reference international oil prices converted to Reais at the current exchange rate.

•	Rental Tax, which is a tax payable on those concessions that are available for exploration and production, and is calculated at a rate established by the ANP, taking into consideration factors such as the location and size of the relevant concession block, the sedimentary basin and its geological characteristics.

These taxes imposed by the Brazilian government are included in our cost of goods sold, and therefore have a significant effect on our total lifting costs. Additionally, we are subject to tax on our income at an effective rate of 25% and a social contribution tax at an effective rate of 9%, the standard corporate tax rate in Brazil. See Note 4 to our audited consolidated financial statements.

Potential Change in ICMS Legislation

In June 2003, the governor of the State of Rio de Janeiro enacted a law that would have increased the amount of ICMS that we are required to pay by approximately R$5.4 billion (U.S.$1.9 billion) per year. Although the law is technically in force, the government of the State of Rio de Janeiro has yet to apply it. Currently, the ICMS is assessed at the refinery level at the point of sale of refined products, but not at the wellhead level. As a result, the tax is mainly collected in the eight states where our refineries are located (Rio de Janeiro, São Paulo, Rio Grande do Sul, Paraná, Minas Gerais, Amazonas, Ceará and Bahia). The new law changes the point of collection of a portion of the ICMS from the refinery level to the wellhead level of production in the State of Rio de Janeiro. As a result, we would be unable to utilize part of the taxes imposed at the wellhead level in Rio de Janeiro to offset taxes that are imposed at the refinery level in other states, and therefore would have paid taxes on the same oil products at both production and refining levels.

On February 3, 2004, the governor of Rio de Janeiro issued a decree implementing the collection of the ICMS tax under the guidelines of the new law. However, that decree was revoked the following day by a subsequent decree. Nevertheless, the State of Rio de Janeiro may choose to enforce the law at any time.

The attorney general has filed a lawsuit with the Brazilian Supreme Court challenging the constitutionality of the ICMS legislation. We believe that the law is in fact unconstitutional and are awaiting a judicial ruling on the issue.

Financial Income and Expense

We derive financial income primarily from interest on cash and cash equivalents. The bulk of our cash equivalents are short- term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold substantial balances in U.S. dollar deposits.

Our financial income was U.S.$602 million in 2003, U.S.$1,142 million in 2002 and U.S.$1,375 million in 2001.

We incur financial expenses from short and long-term debt denominated in U.S. dollars, Reais and other currencies. Our financial expenses were U.S.$1,247 million in 2003, U.S.$774 million in 2002 and U.S.$808 million in 2001. In addition, we capitalized U.S.$188 million in interest in 2003, as compared to U.S.$139 million in 2002 and U.S.$123 million in 2001.

Inflation and Exchange Rate Variation

Inflation

Since the introduction of the Real as the new Brazilian currency in July 1994, inflation in Brazil has remained relatively limited, although it increased markedly in 2002. Inflation was 7.7% in 2003, 26.4% in 2002 and 10.4% in 2001, as measured by the IGP-DI, a general price index. Inflation has had, and may continue to have, effects on our financial condition and results of operations. A large percentage of our total costs are in Reais, and our suppliers and service providers generally attempt to increase their prices to reflect Brazilian inflation. These increases are counteracted by an appreciation of the U.S. dollar against the Real.

Exchange Rate Variation

Since we adopted the Real as our functional currency in 1998, fluctuations in the value of the Real against the U.S. dollar, particularly devaluations of the Real, have had, and will continue to have, multiple effects on our results of operations. Our reporting currency for all periods is the U.S. dollar. We maintain our financial records in Reais, and translate our statements of operations into U.S. dollars at the average rate for the period. The amounts reported in our statements of operations in any given period will be reduced at the same rate as the Real has devalued in relation to the U.S. dollar during that period. During 2003, there was a 18.2% appreciation of the Real against the U.S. dollar, as compared to a 52.3% devaluation in 2002 and a 18.7% devaluation in 2001.

Virtually all of our sales are of crude oil or oil products, which generally trade freely in the international markets at prices expressed in U.S. dollars. From July 1998 through the end of 2001, our net operating revenues reflected changes in the U.S. dollar/Real exchange rate, with a one month delay, because the formula used by the government to set realization prices for crude oil and oil products included adjustments based on exchange rate variations. See Item 4 “Information on the Company-Regulation of the Oil and Gas Industry in Brazil-Price Regulation.” Since January 2, 2002, when prices were deregulated, we have been free to establish prices for our products based on market conditions. As a result, although substantially all of our revenues are in Reais, they have been, and continue to be, linked to U.S. dollar-based international prices. When the Real depreciates against the U.S. dollar, assuming international prices remain constant in U.S. dollars, we may increase the prices for our products in Reais, in which case our net operating revenues in Reais increase. An increase in our Reais net operating revenue, however, is not reflected in our net operating revenue when reported in U.S. dollars. In periods of sharp devaluations or high international prices, however, we may not be able to adjust our prices in Reais sufficiently to maintain parity with international prices, and may therefore not realize the higher operating revenues in Reais that result from an increase in prices.

Another effect of devaluation is that our operating costs and expenses when expressed in U.S. dollars tend to decline. This happens primarily due to the fact that a substantial portion of our costs and operating expenses is denominated in Reais. Prior to 2003, our Reais-denominated costs increased at a rate slower than the devaluation. Accordingly, the effect was to decrease costs of locally supplied products and services when reported in U.S. dollars.

In recent periods, the exchange rate variation has had the following additional effects, among others, on our financial condition and results of operations:

•	We record the remeasurement effects of our non-Reais denominated assets and liabilities held in Brazil (e.g. cash, cash equivalents and financial obligations) in our statements of income. Primarily because of our substantial liabilities denominated in foreign currency, we recorded a U.S.$2,433 million net foreign exchange gain in our 2003 statement of income, compared to a U.S.$2,156 million net foreign exchange loss in 2002 and a U.S.$976 million net foreign exchange loss in 2001. To the extent these losses are not recognized in a transaction (such as the repayment of the debt in the period in which there is a devaluation), the foreign exchange gain is added back for purposes of determining our cash flow;

•	Our other assets and liabilities in Brazil, primarily accounts receivable, inventories and property, plant and equipment, cash and cash equivalents and government securities, pension plan liabilities, health care benefits and deferred income taxes, are all translated into U.S. dollars. Therefore, any depreciation (appreciation) of the Real against the U.S. dollar will be reflected as a reduction (gain) in the U.S. dollar value of those assets and liabilities, charged directly to shareholders’ equity. These currency translation effects are beyond our control. Accordingly, we recorded a U.S.$2,856 million credit directly to shareholders’ equity in our statement of changes in shareholders’ equity for 2003, without affecting net income, to reflect the appreciation of the Real against the U.S. dollar of approximately 18.2%, as compared to a charge of U.S.$5,452 million in 2002 to reflect the devaluation of 52.3% and a charge of U.S.$2,695 million in 2001 to reflect the devaluation of 18.7%.

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

The exchange rate variation also impacts the amount of retained earnings available for distribution by us when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared in accordance with Brazilian accounting principles decrease or increase when measured in U.S. dollars as the Real depreciates or appreciates against the U.S. dollar. In addition, the exchange rate variation creates foreign exchange gains and losses that are included in our results of operations determined in accordance with Brazilian accounting principles and that affect the amount of our unretained earnings available for distribution.

Results of Operations

The differences in our operating results from year to year occur as a result of a combination of factors, including primarily: the volume of crude oil, oil products and natural gas we produce and sell, the price at which we sell our crude oil and oil products and the differential between the Brazilian inflation rate and the depreciation or appreciation of the Real against the U.S. dollar. The table below shows the amount by which each of these variables has changed during the last three years:

	2003	2002	2001
Crude Oil and NGL Production (Mbpd)
Brazil	1,540	1,500	1,336
International	161	35	43
Total Crude Oil and NGL Production	1,701	1,535	1,379
Change in Crude Oil and NGL Production	10.8%	11.3%	4.2%
Average Sales Price for Crude (bpd in U.S.$)
Brazil	$27.01	$22.30	$19.89
International	$23.77	$23.00	$22.32
Natural Gas Production (Mmcfpd)
Brazil	1,500	1,512	1,392
International	510	138	150
Total Natural Gas
Production	2,010	1,650	1,542
Change in Natural Gas Production (sold only)	21.8%	7.0%	6.2%
Average Sales Price for Natural Gas (Mcf in U.S.$)
Brazil	1.79	1.22	1.39
International	1.26	1.34	2.35
Year End Exchange Rate	2.89	3.53	2.32
Appreciation (Devaluation) during the year	18.2%	(52.3)%	(18.7)%
Inflation Rate (IGP-DI)	7.7%	26.4%	10.4%

Results of Operations for the year ended December 31, 2003 (“2003”) compared to the year ended December 31, 2002 (“2002”).

The comparison between our results of operations has been impacted by the Real’s devaluation against the U.S. dollar, due to the fact that the average Real/U.S. dollar exchange rate for 2003 was 5.2% higher than the average exchange rate for 2002.

Revenues

Net operating revenues increased 36.2% to U.S.$30,797 million for 2003, as compared to net operating revenues of U.S.$22,612 million for 2002. This increase was primarily attributable to the alignment of prices of certain oil products in the Brazilian market with international prices of such products at the end of 2002. The increase in net operating revenues was also attributable, to a lesser extent, to an increase in sales volume outside Brazil (international sales), which includes sales conducted by PEPSA and PELSA. This increase was partially offset by a 4.4% reduction in sales volume in the domestic market, primarily due to a decrease in Brazilian consumer demand. See “-Sales Volumes and Prices-Domestic Sales Volumes and Prices.”

Our consolidated sales of products and services increased 29.4% to U.S.$42,690 million for 2003, as compared to U.S.$32,987 million for 2002.

Included in sales of products and services are the following amounts which we collected on behalf of the federal or state governments:

•	Value-added and other taxes on sales of products and services and social security contributions. These taxes increased 21.1% to U.S.$6,348 million for 2003, as compared to U.S.$5,241 million for 2002, primarily due to the increase in sales of products and services; and

•	CIDE, an excise tax payable to the federal government, which increased 8.0% to U.S.$5,545 million in 2003, as compared to U.S.$5,134 million in 2002. This increase was primarily attributable to an increase in the CIDE rate charged on certain oil products. The increase was partially offset by the effect of the 5.2% decrease in the value of the Real against the U.S. dollar in 2003, as compared to 2002.

Cost of sales

Cost of sales for 2003 increased 34.0% to U.S$15,416 million, as compared to U.S.$11,506 million for 2002. This increase was principally a result of:

•	an increase in taxes and charges imposed by the Brazilian government, which amounted to U.S.$3,081 million in 2003 as compared to U.S.$2,014 million in 2002. These taxes and charges included the special participation charge (an additional charge payable in the event of high production and/or profitability from our fields), which increased to U.S.$1,625 million in 2003, as compared to U.S.$917 million in 2002, as a result of our increased production of crude oil during 2003, the inclusion of the Canto do Amaro and Roncador fields as fields subject to the special participation tax and the increase in domestic reference prices for domestic crude oil;

•	a net increase in cost of sales outside Brazil, excluding PEPSA and PELSA, of approximately U.S.$800 million, attributable to an increase in our sales volume, lifting costs and prices in the international markets;

•	a net increase of U.S.$634 million attributable to increased consumption of materials and maintenance services at ocean terminals, higher expenses associated with oil transport lines, including equipment and installation that provide operational support for these activities, and salaries, benefits and charges incurred in connection with salary readjustments for our larger workforce;

•	a U.S.$561 million increase in the cost of imports primarily attributable to the increase of crude oil and oil product prices in the international markets; and

•	a U.S.$431 million increase in costs associated with the consolidation of PEPSA and PELSA.

These increases were partially offset by:

•	a decrease of approximately U.S.$379 million in cost of sales related to the 4.4% reduction in our domestic sales volumes; and

•	a decrease of U.S.$39 million in costs of sales as expressed in U.S. dollars caused by the 5.2% decrease in the value of the Real against the U.S. dollar in 2003, as compared to 2002.

Depreciation, depletion and amortization

Depreciation, depletion and amortization relating to exploration and production assets are calculated on the basis of the units of production method. Depreciation, depletion and amortization expenses decreased 7.5% to U.S.$1,785 million for 2003, as compared to U.S.$1,930 million for 2002. This decrease was primarily attributable to the 5.2% decrease in the value of the Real against the U.S. dollar in 2003, as compared to 2002, and to the effect of the adoption of SFAS 143 in 2003. In 2002, U.S. $ 284 million in abandonment costs were recognized as depreciation, depletion and amortization in accordance with SFAS 19. In 2003, as a result of the adoption of SFAS 143, depreciation on the asset retirement obligation was recorded under depreciation, depletion and amortization, while accretion expense was recorded under exploration, including exploratory dry holes. See “-Impact of New Accounting Standards-SFAS 143.” This change resulted in U.S.$21 million in abandonment costs being recognized as depreciation, depletion and amortization in 2003. The decrease in depreciation, depletion and amortization, was partially offset by an increase of depreciation, depletion and amortization expenses of approximately U.S.$182 million incurred in connection with the activities of PEPSA and PELSA.

Exploration, including exploratory dry holes

Exploration costs, including exploratory dry holes increased 17.7% to U.S.$512 million for 2003 as compared to U.S.$435 million for 2002. This increase was primarily attributable to the increase of approximately U.S.$49 million in exploration costs, including exploratory dry holes in connection with the consolidation of PEPSA and PELSA and U.S.$43 million in abandonment costs recognized. The increase in exploration costs, including exploratory dry holes, was partially offset by the effect of the 5.2% decrease in the value of the Real against the U.S. dollar in 2003, as compared to 2002.

Impairment of oil and gas properties

For 2003, we recorded an impairment charge of U.S.$70 million, as compared to an impairment charge of U.S.$75 million for 2002. In 2003, the impairment charge was related to certain of our oil and gas producing properties in Brazil, Colombia and Angola. In 2002, the impairment charge was related to certain of our oil and gas producing properties in Brazil and Angola. These charges were recorded based upon our annual assessment of our fields using prices consistent with those used in our overall strategic plan and discounted at a rate of 13%.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 20.1% to U.S.$2,091 million for 2003, as compared to U.S.$1,741 million for 2002.

•	Selling expenses increased 5.6% to U.S.$1,020 million for 2003, as compared to U.S.$966 million for 2002. This increase was primarily attributable to the consolidation of PEPSA and PELSA, which resulted in a U.S.$37 million increase in our 2003 selling expenses.

•	General and administrative expenses increased 38.2% to U.S.$ 1,071 million for 2003, as compared to U.S.$ 775 million for 2002. This increase was primarily attributable to an increase of U.S.$ 65 million in expenses related to technical consulting services from our increased outsourcing of selected non-core general and administrative activities, an increase of U.S.$ 41 million in expenses related to our profit sharing program, an increase of U.S.$ 43 million in expenses related to employee training, an increase of U.S.$ 57 million in general and administrative expenses recognized in connection with the consolidation of PEPSA and PELSA and an increase of U.S.$ 40 million in connection with our interests in three thermoelectric power plants, which were consolidated in accordance with FIN 46. This increase in general and administrative expenses was partially offset by the effect of the 5.2% decrease in the value of the Real against the U.S. dollar in 2003, as compared to 2002.

Research and development expenses

Research and development expenses increased 36.7% to U.S.$201 million for 2003, as compared to U.S.$147 million for 2002. This increase was primarily related to our additional investments in programs for environmental safety, deepwater and refining technologies of approximately U.S.$62 million, and was partially offset by the effect of the 5.2% decrease in the value of the Real against the U.S. dollar in 2003, as compared to 2002.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies registered a gain of U.S.$141 million for 2003, as compared to a loss of U.S.$178 million for 2002. This increase was primarily attributable to:

•	a gain of U.S.$62 million for 2003 from our investments in natural gas distribution and petrochemical companies, as compared to a gain of U.S.$14 million for 2002;

•	a gain of U.S.$59 million for 2003, as compared to a loss of U.S.$95 million for 2002, from our equity investments in Compañia Mega, an Argentine company that is engaged in natural gas activities, and which was adversely affected by the devaluation of the Argentine Peso against the U.S. dollar in 2002; and

•	a gain of U.S.$21 million for 2003, as compared to a loss of U.S.$94 million for 2002, from our investments in thermoelectric power plants. The equity results for 2003 do not include our interests in three thermoelectric power plants that were consolidated in accordance with FIN 46.

Financial income

We derive financial income from several sources, including:

•	interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold balances in U.S. dollar deposits;

•	long-term Brazilian government securities we acquired in connection with the privatization of our petrochemical assets; and

•	Government receivables, primarily the Petroleum and Alcohol Account.

Financial income decreased 47.3% to U.S.$602 million for 2003, as compared to U.S.$1,142 million for 2002. This decrease was primarily attributable to a reduction in financial interest income from short-term investments, which declined 79.4% to U.S.$163 million for 2003, as compared to U.S.$793 million for 2002. The reduction in financial income was also attributable to the 5.2% decrease in the value of the Real against the U.S. dollar for 2003, as compared to 2002. This decrease was partially offset by an increase of financial income of approximately U.S.$80 million resulting from the consolidation of PEPSA and PELSA in our 2003 financial results.

Financial expense

Financial expense increased 61.1% to U.S.$1,247 million for 2003, as compared to U.S.$774 million for 2002. This increase was primarily attributable to our additional debt and an increase of approximately U.S.$194 million in financial expenses resulting from the consolidation of PEPSA and PELSA in our 2003 financial results.

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net registered a gain of U.S.$ 509 million for 2003, as compared to a loss of U.S.$ 2,068 million for 2002. Approximately 90% of our long-term indebtedness was denominated in foreign currencies during each of 2003 and 2002. The fluctuation in monetary and exchange variation on monetary assets and liabilities, net was primarily attributable to the effect of the 18.2% appreciation of the Real against the U.S. dollar during 2003, as compared to a 52.3% depreciation of the Real against the U.S. dollar during 2002.

Employee benefits expense

Employee benefit expense consists of financial costs associated with pension and health care budgets. Our employee benefit expense increased 31.9% to U.S.$595 million for 2003, as compared to U.S.$451 million for 2002. This rise in costs was attributable to an increase of U.S.$166 million from the annual actuarial calculation of our pension and health care plan liability. The increase was partially offset by the effect of the 5.2% decrease in the value of the Real against the U.S. dollar in 2003, as compared to 2002.

Other taxes

Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, decreased 7.5% to U.S.$333 million for 2003, as compared to U.S.$360 million for 2002. This decrease was primarily attributable to the 5.2% decrease in the value of the Real against the U.S. dollar in 2003, as compared to 2002, and the decrease of U.S.$61 million in the PASEP/COFINS taxes payable in respect of foreign exchange gains on assets, resulting from transactions with affiliates with assets denominated in foreign currencies.

Other expenses, net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets, general advertising and marketing expenses and certain nonrecurring charges. Other expenses, net for 2003 increased to an expense of U.S.$1,026 million, as compared to an expense of U.S.$857 million for 2002. The most significant charges were:

•	a U.S.$183 million losses related to our investments in certain thermoelectric power plants resulting from our contractual obligations with certain power plants to cover losses when decreased demand for power and electricity lead to lower prices;

•	a U.S.$198 million expense for general advertising and marketing expenses unrelated to direct revenues;

•	a U.S.$173 million expense for unscheduled stoppages of plant and equipment;

•	a U.S.$130 million expense for legal liability and contingencies related to pending lawsuits. Please see Note 22 to our consolidated financial statements;

•	a U.S.$114 million expense for a lower of cost or market adjustment with respect to turbines we originally expected to use in connection with our thermoelectric projects, but which we no longer intend to use for such projects;

•	a U.S.$97 million provision for expected losses on the sale of property, plant and equipment related to off-shore production;

•	a U.S.$56 million increase in impairment losses with respect to investments in Ecuador; and

•	a U.S.$55 million provision for tax assessments received from the Instituto Nacional de Seguridade Social (National Social Security Institute, or INSS). Please see Item 8 “Financial Information-Legal Proceedings.”

The most significant charges for 2002 were:

•	a U.S.$459 million provision for losses related to our investments in certain thermoelectric power plants;

•	a U.S.$111 million expense for unscheduled stoppages of plant and equipment;

•	a U.S.$105 million provision for notifications of tax assessments received from the INSS;

•	a U.S.$96 million expense for general advertising and marketing expenses unrelated to direct revenues; and

•	a U.S.$29 million expense for regularization of the Petroleum and Alcohol Account.

Income tax (expense) benefit

Income before income taxes, minority interest and accounting changes increased from U.S.$ 8,773 million for 2003 to U.S.$ 3,232 million for 2002. As a result, we recorded an income tax expense of U.S.$ 2,663 million for 2003, as compared to an expense of U.S.$ 1,153 million for 2002.

The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is discussed in Note 4 to our consolidated financial statements as of December 31, 2003.

Results of Operations for the year ended December 31, 2002 (“2002”) compared to the year ended December 31, 2001 (“2001”).

The comparison between our results of operations for 2002 and 2001 was significantly impacted by the Real’s devaluation against the U.S. dollar, due to the fact that the average Real/U.S. dollar exchange rate for 2002 was 24.2% higher than the average exchange rate for 2001.

Revenues

Net operating revenues decreased 7.9% to U.S.$22,612 million for 2002, as compared to net operating revenues of U.S.$24,549 million for 2001. This decrease was primarily attributable to the 52.3% devaluation of the Real against the U.S. dollar in 2002, as we were unable to increase prices for oil products in the domestic market sufficiently to offset the effect of the devaluation. To a lesser extent, this decrease was a result of a 3.0% decrease in the domestic sales volumes. This decrease in net operating revenues was partially offset by an increase of 42.1% in sales volumes outside Brazil during 2002.

Our consolidated sales of products and services decreased 3.4% to U.S.$32,987 million for 2002, as compared to U.S.$34,145 million for 2001.

Included in sales of products and services are the following amounts which we collected on behalf of the federal or state governments:

•	Value-added and other taxes on sales of products and services and social security contributions. These taxes decreased to U.S.$5,241 million for 2002, as compared to U.S.$8,627 million for 2001, primarily due to the decrease in sales of products and services and to the reduction in value-added taxes collected on behalf of the state government from distributors (PASEP/COFINS) during 2002, since the amounts paid as CIDE are permitted to be deducted from the amount over which the PASEP and COFINS are calculated;

•	CIDE, which amounted to U.S.$5,134 million for 2002; and

•	PPE, which represented the Specific Parcel Price or difference between the mandated price for an oil product by the government and the realization price allowed by the government, and which amounted to an expense of U.S.$969 million for 2001 and which was eliminated at the end of 2001, and therefore did not affect our results in 2002.

Cost of sales

Cost of sales for 2002 decreased 10.2% to U.S$11,506 million, as compared to U.S.$12,807 million for 2001. This decrease was principally a result of:

•	a decrease in imports of crude oil and oil products principally as a result of the elimination of our legal obligation to import naphtha, which resulted in a decrease to cost of sales of approximately U.S.$1,078 million;

•	the effect of the devaluation of the Real against the U.S. dollar on our cost of sales as expressed in U.S. dollars, which resulted in a decrease to cost of sales of approximately U.S.$604 million (since approximately 37.1% of our cost of sales is denominated in Reais); and

•	a decrease of approximately U.S.$297 million related to the 3% reduction in domestic sales volumes.

These decreases were partially offset by:

•	a net increase in cost of sales outside Brazil of approximately U.S.$635 million, attributable to an increase in our sales volume outside Brazil, which includes both international sales and exports; and

•	an increase in taxes and charges imposed by the Brazilian government, which amounted to U.S.$2,014 million for 2002, as compared to U.S.$1,809 million for 2001. These taxes and charges increased by approximately U.S.$205 million and included the special participation tax payable, which increased to U.S.$917 million for 2002, as compared to U.S.$753 million for 2001. This increase in the special participation tax payable was attributable primarily to an increase in production of crude oil and oil products and increases in the applicable tax rates.

Depreciation, depletion and amortization

Depreciation, depletion and amortization expenses increased 11.6% to U.S.$1,930 million for 2002, as compared to U.S.$1,729 million for 2001. This increase was primarily attributable to a 12.3% increase in production of crude oil, NGL and natural gas, primarily in the Campos Basin, and an increase in abandonment costs as a result of increased production and a revision in our estimates of abandonment costs. These increases were partially offset by the effect of the devaluation of the Real against the U.S. dollar in 2002.

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

Selling expenses increased 0.5% to U.S.$966 million for 2002, as compared to U.S.$961 million for 2001. Although largely offset by the effect of the devaluation of the Real on these expenses when expressed in U.S. dollars, this increase was primarily attributable to the following:

•	a U.S.$74 million charge for doubtful accounts and gas station improvements;

•	U.S.$11 million in expenses of Eg3, our oil product marketing subsidiary operating in Argentina; and

•	an increase of U.S.$76 million in expenses related to technical consulting services in connection with our increased outsourcing of selected non-core activities.

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

Financial income

Financial income decreased 16.9% to U.S.$1,142 million for 2002, as compared to U.S.$1,375 million for 2001. This decrease was primarily attributable to:

•	a reduction in financial interest income from short-term investments, which declined 10.5% to U.S.$793 million for 2002, as compared to U.S.$886 million for 2001, primarily due to the fact that the average exchange rate for 2002 was 24.2% higher than the average exchange rate for 2001 and the reduction in our cash position as a result of the acquisitions of PEPSA, PELSA and Petrolera Santa Fe; and

•	a reduction in financial interest income from Brazilian government securities (National Treasury Bonds), which were transferred last year to PETROS, our pension plan for employees, to reduce our pension liability, which decreased 83.5% to U.S.$40 million for 2002, as compared to U.S.$243 million for 2001.

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

Employee benefits expense

Employee benefits expense decreased 24.1% to U.S.$451 million for 2002, as compared to U.S.$594 million for 2001. This decrease was primarily attributable to a decrease in the provision of U.S.$78 million for the annual actuarial calculation of the pension plan liability and by the effect of the devaluation of the Real against the U.S. dollar.

The decreases were partially offset by an expense of U.S.$34 million related to the migration process to our new pension plan and administrative fees in the amount of U.S.$16 million charged by PETROS in respect of the transfer of Series B Bonds to PETROS.

Other taxes

Other taxes increased 22% to U.S.$360 million for 2002, as compared to U.S.$295 million for 2001. This increase is primarily attributable to an increase of U.S.$79 million in the PASEP/COFINS taxes payable in respect of foreign exchange gains on assets, resulting from transactions with affiliates with assets denominated in foreign currencies, and was partially offset by the effect of the 18.7% devaluation of the Real against the U.S. dollar.

Other expenses, net

Other expenses, net for 2002 increased 92.6% to U.S.$857 million, as compared to an expense of U.S.$445 million for 2001. The most significant non-recurring charges for 2002 were:

•	a U.S.$258 million charge for non-reimbursable contractual contingency payments incurred during the year related to our investments in thermoelectric power plants resulting from decreased demand and lower prices for energy;

•	a U.S.$201 million provision for losses related to our commitments to supply natural gas for the production of energy to certain thermoelectric power plants (despite decreased demand and low energy prices, we have contractual obligations with certain power plants to cover losses when demand for power and electricity prices decrease);

•	a U.S.$105 million provision for notifications of tax assessments received from the INSS;

•	a U.S.$111 million expense for unscheduled stoppages of plant and equipment;

•	a U.S.$96 million expense for general advertising and marketing expense unrelated to direct revenues; and

•	a U.S.$29 million expense for Petroleum and Alcohol Account regularization.

The most significant non-recurring charges for 2001 were:

•	a U.S.$405 million expense relating to the reduction in the balance of the Petroleum and Alcohol Account resulting from the completion of the certification of the balance of the account by the federal government for the period from April 1, 1992 to June 30, 1998;

•	a U.S.$394 million provision for losses on uncollectable accounts in connection with the construction/conversion of platforms P-36, P-37, P-38 and P-40;

•	a U.S.$155 million loss, net of insurance proceeds, recorded in respect of the sinking of platform P-36; and

•	a U.S.$137 million expense for general advertising and marketing expenses unrelated to direct revenues.

The losses for the year ending December 31, 2001 were partially offset by:

•	a U.S.$89 million gain related to the sale of Petrobras U.K.; and

•	a U.S.$500 million gain related to the assets which we sold in our business combination with Repsol-YPF.

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

Business Segments

Set forth below is selected financial data by segment for 2003, 2002 and 2001:

SELECTED FINANCIAL DATA BY SEGMENT

	For the Year Ended December 31,
	2003	2002	2001
	(In millions of U.S. dollars)
Exploration, Development and Production (Exploration and Development Segment)
Net revenues to third parties(1)	$2,369	$2,346	$308
Intersegment net revenues	13,329	10,700	9,796

Total net operating revenues	15,698	13,046	10,104
Depreciation, depletion and amortization	(955)	(1,378)	(1,228)
Net income	5,504	3,413	2,439
Capital expenditures	3,658	3,156	2,866
Property, plant and equipment, net	16,742	11,611	12,133
Refining, Transportation and Marketing (Supply Segment)
Net revenues to third parties(1)	$17,024	$12,073	$15,969
Intersegment net revenues	6,695	5,269	5,757

Total net operating revenues	23,719	17,342	21,726
Depreciation, depletion and amortization	(397)	(358)	(301)
Net income	1,738	711	2,538
Capital expenditures	1,451	945	642
Property, plant and equipment, net	4,980	3,186	4,026
Distribution (Distribution Segment)
Net revenues to third parties(1)	$7,877	$6,460	$6,836
Intersegment net revenues	138	102	100

Total net operating revenues	8,015	6,562	6,936
Depreciation, depletion and amortization	(29)	(24)	(28)
Net income	138	91	78
Capital expenditures	106	139	86
Property, plant and equipment, net	442	296	309
Natural Gas and Power (Gas and Energy Segment)
Net revenues to third parties(2)	$1,229	$747	$659
Intersegment net revenues	250	170	177

Total net operating revenues	1,479	917	836
Depreciation, depletion and amortization	(87)	(45)	(62)
Net loss	(196)	(190)	(54)
Capital expenditures	694	268	192
Property, plant and equipment, net	4,174	1,881	1,373
International (International Segment)(2)
Net revenues to third parties(1)	$2,298	$986	$777
Intersegment net revenues	129	99	71

Total net operating revenues	2,427	1,085	848
Depreciation, depletion and amortization	(288)	(106)	(101)
Net income	101	(114)	24
Capital expenditures	480	241	326
Property, plant and equipment, net	4,181	1,024	1,080

(1)	As a vertically integrated company, not all of our segments have significant third-party revenues. For example, our exploration and production segment accounts for a large part of our economic activity and capital expenditures, but has little third party revenues.
(2)	In periods prior to January 1, 2002, revenue and net income from the gas and energy activities of the international segment were added to revenue and net income from the exploration and production activities of the international segment, as our management did not separate our gas and energy operations abroad. Beginning in 2002, gas and energy activities of the international segment are recorded under our Natural Gas and Power segment. In addition, the changes in our accounting systems adopted in connection with our new business segment reporting does not permit the practicable separation of revenue and cost information for those prior periods. We do not believe this classification of the gas and energy revenue and net income information materially changes the overall segment presentation provided in this annual report.

Liquidity and Capital Resources

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. We have historically met these requirements with internally generated funds, short-term debt, long-term debt, project financings and sale and lease back agreements. We believe these sources of funds, together with our strong cash and cash equivalents on hand, will continue to allow us to meet our currently anticipated capital requirements. In 2004, our major cash needs include announced capital expenditures of U.S.$8,262 million, announced dividends of U.S.$1,955 million and payments of U.S.$1,145 million on our long-term debt obligations.

Financing Strategy

The objective of our financing strategy is to help us achieve the targets set forth in our Strategic Plan, which provides for capital expenditures of U.S.$53.6 billion from 2004 to 2010. We plan to meet our budgeted capital expenditures primarily through internally generated cash and issuances in the international capital markets.

Our internally generated cash flows are sensitive to a number of factors, including international oil prices, domestic oil product prices and the Real/U.S. dollar exchange rate. Fluctuations in these factors can cause material variations between actual and projected annual cash flows. Our financing strategy is designed to maintain adequate liquidity to meet our debt obligations and to fulfill our capital spending plans, notwithstanding any unexpected decreases in our cash flows. To maintain liquidity, we exercise a series of precautions, including:

•	internally projected cash flows that are based on conservative oil prices both in the short term and the long term;

•	preserving a cushion of unused debt capacity on our balance sheet should we have to increase borrowings to cover a shortfall in cash generation; and

•	the maintenance of a balanced amortization schedule for our cumulative borrowings, avoiding a concentration of maturities in any one year.

We also aim to increase the average life of our debt portfolio and reduce our cost of capital through a variety of medium and long-term financing arrangements, including supplier financing, project financing, bank financing, securitizations and the issuances of debt and equity securities. To that end, we took advantage of market conditions in 2003 to extend our maturity profile and capture decreased financing costs. We went from issuing a 5-year note bearing an interest rate of 9.0% in the beginning of the year to issuing a 15-year note with a 8.375% coupon on December 10, 2003. At the time of the issuance, the 15-year maturity was a record for Brazilian corporations.

Government Regulation

The Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that Petrobras and its Brazilian subsidiaries are allowed to incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, Petrobras and its Brazilian subsidiaries must also obtain the approval of the National Treasury shortly before issuance.

In accordance with Senate Resolution Nº 96/89 the level of our borrowings is subject to an annual maximum amount, exclusive of certain permitted commercial obligations, based on stockholders’ equity, debt service expense and other factors as of the prior year and subject to certain ongoing quarterly adjustments. For 2003, the maximum level of debt that Petrobras and its Brazilian subsidiaries could incur was set at U.S.$932 million. The maximum level was set at U.S.$824 million for 2002 and U.S.$1,211 million for 2001.

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

Sources of Funds

Our Cash Flow

At December 31, 2003, we had cash and cash equivalents of U.S.$9,610 million compared to U.S.$3,301 million at December 31, 2002. This increase in cash was primarily a result of:

•	the proceeds from the issuance of greater amounts of debt in the international capital markets; and

•	the adoption of FIN 46, which resulted in an increase in cash and cash equivalents of U.S.$1,049 million.

Operating activities provided net cash flows of U.S.$8,569 million in 2003, as compared to U.S.$6,287 million in 2002. This increase was due primarily to a 36.2% increase in net operating revenues.

Financing activities provided net cash flows of U.S.$2,376 million for 2003, as compared to U.S.$1,614 million in net cash used in 2002. This increase was due primarily to net issuances of short and long-term debt, which was partially offset by an increase in our repayments of short and long-term debt.

Net cash used in investing activities decreased to U.S.$5,519 million in 2003, as compared to U.S.$6,656 million in 2002. This decrease was due primarily to our adoption of FIN 46, which required us to consolidate certain special purpose entities in which we have investment interests.

Short-Term Debt

Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost completely by international banks and under our commercial paper program. At December 31, 2003, our short-term debt (excluding current portions of long-term obligations) increased to U.S.$1,329 million as compared to U.S.$671 million at December 31, 2002. This increase was due to the inclusion of PEPSA’s short term debt in our consolidated balance sheets and our increased use of short-term credit facilities. Our short-term debt is denominated principally in U.S. dollars.

Long-Term Debt

Our total outstanding consolidated long-term debt consists primarily of the issuance of securities in the international capital markets and debentures in the domestic capital markets and amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies, as well as financing from the Banco Nacional de Desenvolvimento Econômico e Social (the National Bank for Economic and Social Development, or BNDES) and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt, totaled U.S.$13,033 million at December 31, 2003, as compared to U.S.$7,714 million at December 31, 2002. Included in these figures at December 31, 2003 are the following international debt issues:

Notes	Principal Amount
9.00% Notes due 2004(1)	EUR	91 million
10.00% Notes due 2006	U.S.$	250 million
6.625% Step Down Notes due 2007(1)	EUR	134 million
9.125% Notes due 2007(2)	U.S.$	500 million
9.875% Notes due 2008(2)	U.S.$	450 million
6.750% Senior Trust Certificates due 2010(3)	U.S.$	95 million
Floating Rate Senior Trust Certificates due 2010(3)	U.S.$	55 million
9.750% Notes due 2011(2)	U.S.$	600 million
6.600% Senior Trust Certificates due 2011(3)	U.S.$	300 million
Floating Rate Senior Trust Certificates due 2013(3)	U.S.$	300 million
4.750% Senior Exchangeable Notes due 2007(4)	U.S.$	338 million
Global Step-up Notes due 2008(5)	U.S.$	400 million
9.125% Global Notes due 2013(6)	U.S.$	750 million
8.375% Global Notes due 2018(6)	U.S.$	750 million
3.748% Senior Trust Certificates due 2013(3)	U.S.$	200 million
6.436% Senior Trust Certificates due 2015(3)	U.S.$	550 million
9.375% Notes due 2013(7)	U.S.$	100 million

(1)	Euro; U.S.$1.2635 = EUR 1.00 at December 31, 2003.
(2)	Issued by PIFCo to finance oil trading activities, with support from us through a standby purchase agreement and with insurance against 18 months of inconvertibility and transfer risk for interest payments.
(3)	Issued in connection with our exports prepayment program.
(4)	Issued by PIFCo on October 17, 2002 in connection with our acquisition of PEPSA.
(5)	The Global Step-up Notes bear interest from March 31, 2003 at a rate of 9.00% per year until April 1, 2006 and at rate of 12.375% per year thereafter, with interest payable semi-annually, and were issued by PIFCo to finance oil trading activities, with support from us through a standby purchase agreement.
(6)	Issued by PIFCo for general corporate purposes, including oil trading activities, with support from us through a standby purchase agreement
(7)	Issued by PEPSA on October 31, 2003 to cancel existing liabilities.

On March 31, 2003, PIFCo issued U.S.$400 million of 9.00% Global Step-Up Notes due 2008. These notes bear interest from March 31, 2003 at the rate of 9.00% per year until April 1, 2006 and at a rate of 12.375% thereafter. This transaction represented our first issuance under our U.S.$8 billion universal shelf registration statement filed with the SEC in July 2002.

On May 21, 2003, Petrobras Finance Ltd., a subsidiary of PIFCo, received U.S.$550 million in 6.436% Senior Trust Certificates due 2015, and U.S.$ 200 million in 3.748% Senior Trust Certificates due 2013 in connection with our exports prepayment program. On July 2, 2003, PIFCo issued Global Notes in an aggregate principal amount of U.S.$500 million due July 2013. The notes bear interest at the rate of 9.125% per annum, payable semiannually. On September 18, 2003, PIFCo issued an additional U.S.$250 million in Global Notes, which form a single fungible series with its U.S.$500 million Global Notes due July 2013. On December 10, 2003 PIFCo issued U.S.$750 million of 8.375% Global notes due 2018.

We describe the average interest rates on our long-term debt in Note 12 to our consolidated financial statements.

In addition to issuing foreign currency denominated debt in the international capital markets, we have historically issued Real denominated debentures in the local capital markets. These debentures are floating-rate obligations, and the coupon is based on an index plus a fixed spread.

We did not issue any Real-denominated debentures in 2003. In 2002, we issued R$1,525 million (U.S.$432 million) in Real-denominated debentures. Outstanding debentures totaled U.S.$928 million at December 31, 2003, as compared to U.S.$688 million at December 31, 2002.

Project Finance

Since 1997, we have utilized project financings to provide capital for our large exploration and production and related projects, including some natural gas processing and transportation systems. All of these projects, and their related debt obligations, are on-balance sheet and accounted for under the line item “Project Financings” until December 31, 2002. At December 31, 2003, the special purpose companies related to these project financings are consolidated in accordance with FIN 46 on a line-by-line basis. Under the contractual arrangements, we are responsible for completing the development of the oil and gas fields, operating the fields, paying all operating expenses relating to the projects and remitting a portion of the net proceeds generated from the fields to fully fund the special purpose companies’ debt and return on equity payments. At the end of each financing project, we have the option to purchase the project assets from the special purpose company or, in some cases, acquire control over the special purpose company itself.

During 2003, we made capital expenditures of U.S.$1,316 million (20.1% of our total capital expenditures) in connection with exploration and development projects in the Campos Basin, a number of which are being financed through project financings.

Of the U.S.$1,034 million projected amount of expenditures for project financings in 2004, we expect that approximately U.S.$537 million will be used by our Exploration and Production segment (U.S.$340 million of which will be used in our Barracuda-Caratinga field), U.S.$384 million by our Gas and Energy segment and U.S.$113 million by our other segments.

At December 31, 2003, the long-term portion of project financings becomes due in the following years:

U.S.$ million
2005	1,295
2006	838
2007	1,231
2008	569
2009 and thereafter	1,133

Total	5,066

Off Balance Sheet Arrangements

As noted above, all of our project financings are on-balance sheet. At December 31, 2003, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

Capital expenditures

In 2003, we continued to prioritize capital expenditures for the development of crude oil and natural gas production projects through internal investments and through structured undertakings with partners. We invested a total of U.S.$6,551 million in 2003, a 33.4% increase from our investments in 2002. Our increased capital expenditures in 2003 were primarily directed towards increasing our production capabilities in the Campos Basin, modernizing our refineries, expanding our pipeline transportation and distribution systems and, to a lesser extent, investing in energy and gas related activities, including investments in thermoelectric power plants. We spent U.S.$3,658 million (55.8%) in 2003 in our domestic exploration and production activities, which includes our exploration and production segment and our project financings.

The following table sets forth our consolidated capital expenditures (including project financings and investment in thermoelectric power plants) for each of our business segments for 2003, 2002 and 2001:

	For the Year Ended December 31,
	2003	2002	2001
	(in millions of U.S. dollars)
Exploration and Production	$3,658	$3,156	$2,866
Supply	1,451	945	642
Distribution	106	139	86
Gas and Energy	694	268	192
International
Exploration and Production	428	224	318
Supply	18	8	3
Distribution	33	2	2
Gas and Energy	1	4	3
Corporate	162	165	142

Total	$6,551	$4,911	$4,254

On May 14, 2004, we announced our Strategic Plan Petrobras 2015, which contemplates total budgeted capital expenditures of U.S.$53.6 billion in the period from 2004 through 2010, approximately U.S.$46.1 billion of which will be directed towards our activities in Brazil, while U.S.$7.5 billion will be directed to our activities abroad. We expect that the majority of our capital expenditures from 2004 through 2010, approximately U.S.$32.1 billion, will be directed towards exploration and production, of which U.S.$26.2 billion is slated for our activities in Brazil.

Our capital expenditures budget for the year 2004, including our project financings, is U.S.$ 9.4 billion, allocated among each of our business segments as follows: (i) Exploration and Production: U.S.$ 5.0 billion; (ii) Downstream: U.S.$ 1.4 billion; (iii) International: U.S.$ 1.0 billion; (iv) Gas and Energy: U.S.$ 1.1 billion; (v) Distribution: U.S.$ 0.6 billion; and (vi) Corporate: U.S.$ 0.3 billion.

We plan to meet our budgeted capital expenditures primarily through internally generated cash and issuances in the international capital markets. Our actual capital expenditures may vary substantially from the projected numbers set forth above as a result of market conditions and the cost and availability of the necessary funds.

Dividends

On March 29, 2004, our shareholders approved a distribution of dividends of approximately U.S.$1,955 million (U.S.$1.78 per share) based on our financial results and cash available for distribution. The U.S.$1,127 million already distributed to shareholders on February 13, 2004 in the form of interest on capital will be deducted from this amount. The proposed dividend includes an additional U.S.$436 million of interest on capital.

Contractual obligations

The following table summarizes our outstanding contractual obligations at December 31, 2003, excluding employee postretirement benefits, deferred income tax and trade accounts payable.

	Payments due by period (in millions of U.S. dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations(1)	13,033	1,145	2,458	3,376	6,054
Capital (Finance) Lease Obligations(2)	1,620	321	478	395	426
Project Finance Obligations	5,908	842	2,133	1,800	1,133
Operating Lease Obligations	4,706	1,710	1,479	661	856
Contract Services Obligations	1,118	649	262	100	107
Purchase Obligations	360	267	15	14	64

Total	26,745	4,934	6,825	6,346	8,640

(1)	Includes Junior Trust Certificates.
(2)	Capital Lease operations presented at net present value of minimum future lease obligations and exclude imputed interest amounts.

Risk Management Activities

We are exposed to a number of market risks arising in the normal course of business. We may use derivative and non-derivative instruments to manage these risks. For a description of our risk management activities, see Item 11 “Qualitative and Quantitative Disclosures About Market Risk.”

Critical Accounting Policies and Estimates

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

The estimation of proved reserves is an ongoing process that takes into account engineering and geological information such as well logs, pressure data and fluid sample core data. Proved reserves can also be divided in two categories: developed and undeveloped. Developed proved reserves are expected to be recovered from existing wells including reserves behind pipe, or when the costs necessary to put them in production are relatively low. For undeveloped proved reserves, significant investments are necessary, including drilling new wells and installing production or transportation facilities.

We use the “successful efforts” method to account for our exploration and production activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. Exploratory wells that find oil and gas in an area requiring a major capital expenditure before production can begin are evaluated annually to ensure that commercial quantities of reserves have been found or that additional exploration work is under way or planned in a timeframe reasonable to the Petrobras development cycle and with consideration to ANP timing requirements. Exploratory well costs not meeting either of these tests are charged to expense. Costs of productive wells and development dry holes are capitalized and amortized on the unit-of-production method because it provides a more timely accounting of the success or failure of our exploration and production activities.

Impact of Oil and Gas Reserves on Depreciation and Depletion

The calculation of unit-of-production depreciation and depletion is a critical accounting estimate that measures the depreciation and depletion of upstream assets. It is the ratio of (1) actual volumes produced to (2) total proved developed reserves (those proved reserves recoverable through existing wells with existing equipment and operating methods) applied to (3) asset cost. Proved undeveloped reserves are considered in the amortization of leasehold acquisition costs. The volumes produced and asset cost are known and while proved developed reserves have a high probability of recoverability they are based on estimates that are subject to some variability. This variability may result in net upward or downward revisions of proved reserves in existing fields, as more information becomes available through research and production. We revised our proved reserves in the last three years, decreasing our proved reserves by 665.5 million barrels of oil equivalent in 2003, increasing our proved reserves by 917.4 million barrels of oil equivalent in 2002 and decreasing our proved reserves by 880.8 million barrels of oil equivalent in 2001. While the revisions we have made in the past are an indicator of variability, they have had a small impact on the unit-of-production rates because they have been small compared to our large reserves base.

Impact of Oil and Gas Reserves and Prices on Testing for Impairment

Oil and gas producing properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. We estimate the future undiscounted cash flows of the affected properties to judge the recoverability of carrying amounts. In general, analyses are based on proved reserves, except in circumstances where it is probable that additional non-proved reserves will be developed and contribute to cash flows in the future; such percentage of probables incorporated to cash flows do not exceed past success ratios.

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

Pension and Other Post-Retirement Benefits

The determination of the expense and liability relating to our pension plan involves the use of judgment in the determination of actuarial assumptions, including future mortality, withdrawal, changes in compensation and discount rate to reflect the time value of money as well as the rate of return on plan assets. These assumptions are reviewed at least annually and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of plan participants. As of December 31, 2002, we decided to change the assumptions related to the estimate of future mortality, adopting a new mortality table (GAM-71) that more accurately reflects the average life expectancy of our retired employees.

With the assistance of our actuarial consultants, we recently reviewed the basis for estimating the assumed discount rate for our actuarial obligations in light of the recent development of a secondary bond market in Brazil for high-grade long-term government securities. SFAS 87 and subsequent interpretations require that the discount rate reflect the price at which actuarial obligations could be effectively settled, and encourage the use of rates of return on high-quality fixed income investments currently available and expected to be available in the market. Applying the precepts of SFAS 87 in historically inflationary environments such as Brazil creates certain issues as the ability for a company to settle a pension obligation at a future point in time may not exist as long-term financial instruments of suitable grade may not exist locally as they do in the United States.

Although Brazilian market interest rates have been stable in recent years, it is not yet prudent to conclude that market interest rates will remain stable. Although SFAS 87 offers limited guidance, we consider it appropriate to use actuarial assumptions which include an estimate of long-term inflation; i.e. nominal rates. Considering the rate of return offered on high-grade long-term government securities (a nominal rate of approximately 9.2% at December 31, 2003) we have decided not to change the discount interest rate that has been used historically, as we believe that this rate is consistent with the requirements of SFAS 87 and subsequent interpretations for measurement of defined benefit obligations. We may adopt different assumptions in the future, however, and any such changes may have a significant impact on the amount of our pension liability and expense.

Litigation, Tax Assessments and Other Contingencies

Claims for substantial amounts have been made against us arising in the normal course of business. We are sometimes held liable for spills and releases of oil products and chemicals from our operating assets. In accordance with the guidance provided by U.S. GAAP, we accrue for these costs when it is probable that a liability has been incurred and reasonable estimates of the liability can be made. Significant management judgment is required to comply with this guidance and it includes management’s discussion with our attorneys, taking into account all of the relevant facts and circumstances. We believe that payments required to comply with these laws and regulations will not have a material adverse effect on our operations or cash flows.

Asset retirement Obligations and Environmental Remediation

Under various contracts, permits and regulations, we have material legal obligations to remove equipment and restore the land or seabed at the end of operations at production sites. Our most significant asset removal obligations involve removal and disposal of offshore oil and gas production facilities worldwide. We accrue the estimated discounted costs of dismantling and removing these facilities at the time of installation of the assets. We also estimate costs for future environmental clean-up and remediation activities based on current information on costs and expected plans for remediation. Estimating asset retirement, removal and environmental remediation costs requires performing complex calculations that necessarily involve significant judgment because our obligations are many years in the future, the contracts and regulations have vague descriptions of what removal and remediation practices and criteria will have to be met when the removal and remediation events actually occur and asset removal technologies and costs are constantly changing, along with political, environmental, safety and public relations considerations. Consequently, the timing and amounts of future cash flows are subject to significant uncertainty.

Impact of New Accounting Standards

SFAS 143

As of January 1, 2003, we adopted SFAS No. 143 - Accounting for Asset Retirement Obligations (“SFAS 143”). The primary impact of SFAS 143 was to change the method of accruing for upstream site restoration costs. These costs were previously accrued ratably over the productive lives of the assets in accordance with SFAS No. 19 – Financial Accounting and Reporting by Oil and Gas Producing Companies (“SFAS 19”). At the end of 2002, the cumulative amount accrued under SFAS 19 was U.S.$1,166 million.

Our provision for abandonment was recognized as a component of accumulated depreciation, depletion and amortization as of December 31, 2002, with no separate provision for abandonment liability being disclosed on the face of the financial statements. Under SFAS 143, the fair value of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically at the time the related assets are installed. Amounts recorded for the related assets will be increased by the amount of these obligations and depreciated over the related useful lives of such assets. Over time, the amounts recognized as liabilities will be accreted for the change in their present value until the related assets are retired or sold.

The cumulative adjustment for the change in accounting principle reported in the first quarter of 2003 was an after-tax income of U.S.$697 million (net of U.S.$359 million deferred income tax effects). The effect of this accounting change on the 2003 balance sheet was a U.S.$1,056 million reduction to the abandonment provision and a U.S.$359 million increase in deferred income tax liabilities. Additionally, the change in accounting principle resulted in a U.S.$16 million increase to property, plant and equipment at original asset acquisition date, with accumulated depreciation through January 1, 2003 of U.S.$9 million on proved developed properties. Further, on January 1, 2003, we established an abandonment liability with respect to proved undeveloped reserves in the amount of U.S.$44 million.

These adjustments are due to the difference in the method of accruing site restoration costs under SFAS 143 compared with the method required by SFAS 19. Under SFAS 19, site restoration costs are accrued on a unit-of-production basis of accounting as the oil and gas are produced. The SFAS 19 method matches the accruals with the revenues generated from production and results in most of the costs being accrued in early field life, when production is at the highest level. Because SFAS 143 requires accretion of the liability as a result of the passage of time using an effective interest method of allocation, a significant portion of costs will be accrued towards the end of field life, when production is at the lowest level. The cumulative income adjustment described above results from reversing the higher liability accumulated under SFAS 19 in order to adjust it to the lower present value amount resulting from transition to SFAS 143. This amount being reversed in transition, which was previously charged to operating earnings under SFAS 19, will again be charged to earnings under SFAS 143 in future years.

For a more detailed description of the impact of the adoption of SFAS 143, see Note 3 to our audited consolidated financial statements.

FIN 46

In January 2003, the FASB issued Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities. FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities disclosed by enterprises that do not control them through a majority voting interest. Under FIN 46, entities are required to be consolidated by an enterprise that has a controlling financial interest in such entities when equity investors of that enterprise have significant capital risk, the obligation to absorb the majority of expected losses, or the right to receive the majority of expected returns from such entities. Entities identified with these characteristics are called variable interest entities and the interest that enterprises have in these entities are called variable interests. These interests may derive from certain guarantees, leases, loans or other arrangements that result in risks and rewards to the enterprise with the controlling financing interest in such entities, irrespective of such enterprises’ voting interest in such entities.

We adopted FIN 46 in our 2003 financial statements. Such adoption resulted in the consolidation of a number of special purpose entities related to project financing arrangements in which we had an interest, and which were deemed to be variable interest entities for which we were the primary beneficiary. Prior to adoption of FIN 46, a significant portion of our share of commitments and debt obligations, as well as fixed asset contributions, were related to project financings and already included in the consolidated financial statements as the project financing transactions qualified as capital leases. As a result, adoption of FIN 46 related to the special purpose companies formed in connection with project finance arrangements did not have a significant impact on our financial condition or operating results. While we do not have specific assets set aside and established as collateral for these special purpose entities, we do have certain contractual obligations relating to the debt of the special purpose entities.

We also consolidated three thermoelectric power plants at December 31, 2003 as a result of the adoption of FIN 46. However, as these thermoelectric plants had previously been accounted for as capital leases, their consolidation did not have a material impact on our financial condition or operating results. We also determined that we are the primary beneficiary of three additional thermoelectric plants for which we have certain contractual obligations to bear energy market risk. The effect of the consolidation of these three thermoelectric power plants was an increase in fixed assets of U.S.$ 1,142 million and an increase in liabilities of U.S.$ 1,142 million. Results of operations for these companies will only be consolidated in 2004.

Research and Development

Since 1966, we have maintained a dedicated research and development facility in Rio de Janeiro, Brazil. As of December 31, 2003, we had 1465 employees working in this facility. We engage in joint research projects with universities and other research centers in Brazil and abroad. We spent U.S.$28.5 million in 2003 on joint projects with Brazilian universities and technological institutions. Additionally, we participate in technology exchange and assistance projects with other oil and gas and oilfield service companies for other areas of our business. These transfers of technology are based on partnership agreements focusing on the exchange of information with respect to offshore systems and development of deepwater technologies and involve no material cost to us.

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

As of December 31, 2003, we had 23 floating production systems in operation (13 semi-submersibles, 8 FPSO and 2 FSO), 18 of which we engineered. We have obtained 85 patents in Brazil and 224 abroad for a significant number of the technologies produced through research and development activities during the three-year period ended December 31, 2003.

Of the projects in which we are currently involved, three programs are key to our technological development activities. The first project, originally named PROCAP 2000, is our technological development program for deepwater production systems, which was established in 1993 with a budget of U.S.$52 million to develop additional deepwater and ultra deepwater technology. This program aimed to enhance recovery of oil and gas reserves and to extend the life of wells located at depths greater than 984 feet (300 meters). The program was extended for two additional years after the expiration of the initial term and was finalized in December 1999 through an increase of R$12.2 million (approximately U.S.$7 million) to the original PROCAP 2000 budget. In 2000, PROCAP 3000 was launched with a budget of U.S.$128 million over three to four years to provide technological solutions to produce and support the next phases of development of Marlim Sul, Roncador, Albacora Leste and Albacora in order to achieve production and extraction in water depths beyond 9,842 feet (3,000 meters).

The second project, the Advanced Oil Recovery Program - PRAVAP, is designed to increase our oil reserves and production through the improvement of our recovery factor from mature oil development areas. The program was established in 1993 to complete seven projects in five years with an estimated budget of U.S.$53 million. The program is now focused predominantly on reservoirs in the Campos Basin, where the greatest known reserves are located.

The third project, the Strategic Refining Technology Development Program - PROTER, was established in 1994 to assist our refineries in reducing costs, refining greater volumes of heavy oils, and meeting increased demand for higher quality products. Work done under this program has led to the development of technologies used by our fluid catalytic cracking (FCC) units, including a residue cracking process specifically developed for use with heavy and acidic types of Brazilian oils found in the Cabiúnas and Marlim fields.

Trend Information

For a description of trends that might affect our financial condition and results of operation, see Item 4 “Information on the Company-Competition.”

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

Furthermore, our bylaws enable each of (i) minority preferred shareholders that together hold at least 10% of the total capital stock (excluding the controlling shareholders); and (ii) minority common shareholders, to elect one member to our board of directors. Additionally, according to Law No. 10,683 of May 28, 2003, one of the members of the board of directors is appointed by the Minister of Budget and Management. Our bylaws provide that, independently from the exercise of the rights above granted to minority shareholders, the federal government always has the right to appoint the majority of our directors. The maximum term for a director is one year, but re-election is permitted. In accordance with the Brazilian Corporation Law, the shareholders may remove any director from office at any time with or without cause at an extraordinary meeting of shareholders. Following an election of board members under the cumulative vote procedure, the removal of any board member by an extraordinary meeting of shareholders will result in the removal of all the other members, after which new elections shall be held.

We currently have nine directors. The following table sets forth certain information with respect to these directors:

BOARD OF DIRECTORS

Name	Date of Birth	Position	Expiration of Current Term	Business Address
Dilma Vana Rousseff (1)	Dec. 14, 1947	Chairman	March 2005	Esplanada dos Ministérios, Bloco U, sala 801 70065-900 - Brasília – DF
Jaques Wagner (1)	Mar. 16, 1951	Member	March 2005	Esplanada dos Ministérios, Anexo II - 4º andar - 70150-900 - Brasília – DF
Antonio Palocci Filho (1)	Oct. 4, 1960	Member	March 2005	Esplanada dos Ministérios, Bloco P - 5º andar - Ministério da Fazenda - MF - 70048-900 - Brasília - DF
José Eduardo de Barros Dutra (1)	Apr. 11, 1957	Member	March 2005	Av. República do Chile, 65 - 23º andar 20031-912 - Centro - Rio de Janeiro - RJ
Gleuber Vieira (1)	Dec. 08, 1933	Member	March 2005	Rua Álvaro Moreira, 129 - Condomínio Jardim Marapendi 22630-160 - Barra da Tijuca - RJ
Arthur Antonio Sendas (1)	Jun. 16, 1935	Member	March 2005	Rodovia Presidente Dutra, 4.674 25565-350 – São João de Meriti - RJ
Claudio Luiz da Silva Haddad (1)	Aug. 23, 1946	Member	March 2005	Rua Jeronimo da Veiga, 45 - 13º andar - Bairro Itaim Bibi 04536-000 - São Paulo - SP
Fabio Colletti Barbosa (2)	Oct. 3, 1954	Member	March 2005	Av. Paulista, 1374 - 3º andar - Cerqueira César 01310-916 - São Paulo – SP
Jorge Gerdau Johannpeter (3)	Dec. 8, 1936	Member	March 2005	Av. Farrapos, 1811 90220-005 - Porto Alegre - RS

(1)	Appointed by the controlling shareholder.
(2)	Appointed by the minority common shareholders.
(3)	Appointed by the minority preferred shareholders.

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

Jaques Wagner - Mr. Wagner has been a member of our board of directors since February 17, 2003 and is also a member of the board of directors of BR. On January 1, 2003, Mr. Wagner was named Minister of Labor by President Luiz Ignacio Lula da Silva, leaving this position on January 26, 2004, to become Special Secretary to the Council of Economic and Social Development of the Presidency of the Republic. He has also served as: Representative before the Brazilian House of Representatives (1990-2002) and founder and director of the Sindicato dos Trabalhadores na Indústria Química do Estado da Bahia (State of Bahia Chemical Industry Workers’ Union, 1981-present). Mr. Wagner is also a founder of the Workers’ Party and the Central Única dos Trabalhadores (Workers’ Unified Organization) in the State of Bahia.

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

Arthur Antonio Sendas - President of the Sendas Group which ranks as the leader among the largest wholly Brazilian-owned companies in the retail sector in the state of Rio de Janeiro. Mr. Sendas is vice-president of the Advisory Council of the Brazilian Supermarkets Association - Abras and for five years represented the private sector on the National Monetary Council; he is president of the Board of Directors and the Executive Board of Sendas S/A., president of Sendas Empreendimentos e Participações Ltda., president of Sendas Agropecuária S/A., president of the Executive Board of Sendas Comércio Exterior S/A., president of the Executive Board of Casa Show S/A., president of the Board of Directors of Sendas Distribuidora S/A. He also sits on the Board of Directors of Cia. Brasileira de Distribuição – Pão de Açúcar and is a member Catholic University of Rio de Janeiro’s Development Council and president of the Board of Directors of the City of Rio de Janeiro Development Agency - Agência Rio. He is a member of the Board of Directors of Petrobras and Petrobras Distribuidora S/A., to which he was elected on March 29 2004.

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

Fabio Colletti Barbosa - Mr. Barbosa has been a member of our board of directors since January 3, 2003 and is also a member of the board of directors of BR. Since 1998, he has been the Chief Executive Officer of the Banco ABN Amro Real S.A. He has also served as: Chief Executive Officer of ABN Amro Bank/São Paulo (1996-1998); Director of Corporate Banking & Finance of ABN Amro Bank/São Paulo (1995-1996); President of LTCB Latin America Ltda. (1992-1995); and member of the Treasury Department of Nestlé (1974-1986). Mr. Barbosa is also a member of the board of directors and the executive board of the Federação Brasileira das Associações de Bancos (Brazilian Bank Associations Federation - FEBRABAN) and of the Conselho de Desenvolvimento Econômico e Social do Governo Federal (Brazilian Government Social and Economic Development Council).

Jorge Gerdau Johannpeter - Mr. Johannpeter has been a member of our board of directors since October 19, 2001 and is also a member of the board of directors of BR. He also serves as: President of the board of directors of Gerdau Group, a steel company; coordinator of Ação Empresarial Brasileira (Brazilian Corporate Action), a non-governmental Brazilian organization addressing developmental issues; leader of Programa Gaúcho da Qualidade e Produtividade (Program for Quality and Productivity of the State of Rio Grande do Sul, or PGQP), which works with the public and private sectors in the implementation of total quality management; representative of the American Society for Quality (ASQ) in Brazil; President of Conselho do Prêmio Qualidade do Governo Federal (Brazilian Government Quality Prize Council); Director and Vice-President of Instituto Brasileiro de Siderurgia (the Brazilian Steel Institute, or the IBS); Chairman of the board of directors of Aço Minas Gerais-Açominas; President of Conselho Superior do Movimento Brasil Competitivo (Competitive Brazil Movement Superior Council, or MBC); member of the Brazilian Government Social and Economic Development Council.

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

The following table sets forth certain information with respect to our executive officers:

EXECUTIVE OFFICERS

Name	Date of Birth	Position
José Eduardo de Barros Dutra	April 11, 1957	President
J. S. Gabrielli de Azevedo	October 3, 1949	Chief Financial Officer and Investor Relations Officer
Renato de Souza Duque	September 29, 1955	Manager of Corporate Services
Guilherme de Oliveira Estrella	April 18, 1942	Manager of Exploration and Production
Paulo Roberto Costa	January 1, 1954	Manager of Refining, Transportation and Marketing
Ildo Luís Sauer	September 3, 1954	Manager of Gas and Power
Nestor Cuñat Cerveró	August 15, 1951	Manager of International Activities

José Eduardo de Barros Dutra - Mr. Dutra has been President of our company since January 3, 2003 and has been a member of our board of directors since January 3, 2003. For biographical information regarding Mr. Dutra, see “-Directors and Senior Management-Our Board of Directors.”

J. S. Gabrielli de Azevedo - Mr. Gabrielli has been our Chief Financial Officer and Investor Relations Officer since January 31, 2003. Currently, Mr. Gabrielli is also a member of the boards of directors of Petrobras Energia Participaciones S.A. and of Petrobras Energia S.A. He holds a Ph.D. in economics from Boston University. He served as dean of the Economic Sciences School of the Federal University of Bahia and superintendent of the Fundação de Apoio a Pesquisa e Extensão (Foundation for Support of Research and Extension - Fapex). He was also a visiting researcher at the London School of Economics and Political Science in 2000 and 2001.

Renato de Souza Duque - Mr. Duque has been our Manager of Corporate Services since January 31, 2003. Currently, Mr. Duque is also a member of the boards of directors of Petrobras Energia Participaciones S.A., Petrobras Energia S.A. and Petrobras Gás S.A. - GASPETRO and Chief Executive Officer of Petrobras Negócios Eletrônicos S.A. He has been at our company since 1978, as a Petroleum Engineer, where he has held several positions, including: Manager of Human Resources for all of our operational units in the Exploration and Production area; Manager of Drilling Operations in the Campos Basin; and Manager of our owned platforms.

Guilherme de Oliveira Estrella - Mr. Estrella has been our Managing Director of Exploration and Production since January 31, 2003. Currently, Mr. Estrella is also a member of the boards of directors and executive boards of Petrobras Energia Participaciones S.A. and Petrobras Energia S.A., and also serves as Chairman of the Board of the Instituto Brasileiro de Petróleo e Gás (Brazilian Oil and Gas Institute). He worked at our company from 1965 until 1994, when he retired as a geologist of our Exploration Department. Before his retirement, he held several other positions, including: General Superintendent (1989-1993); Superintendent of Research and Development for exploration, drilling and production (1985-1989); Head of the Exploration Division (1981-1985); Head of the Organic Geochemistry Sector (1981); Head of the Brazilian East Coast Basin Interpretation Sector of our Exploration Department - DEPEX/RJ (1978-1981); and Exploration Manager of Petrobras Internacional S.A. - BRASPETRO for Iraq (1976-1978). Mr. Estrella has also served as director of the Instituto Brasileiro de Petróleo e Gás.

Paulo Roberto Costa – Mr. Paulo Roberto has been our Director of Refining, Transportation and Marketing since May 14, 2004. Mr. Paulo Roberto graduated in Mechanical Engineering from the Federal University of Paraná in 1976 and specialized in Off-shore Engineering at Petrobras. From 1979 to 1994 he worked on platform installation and production development at the Campos basin in the areas of Engineering, Support Management and as Superintendent of the Southeastern Production Region. In 1995 he was promoted to General Manager of E&P Sul (Southern Brazil Exploration and Production), with responsibility for the Santos and Pelotas basins. In 1996 he became general manager for Logistics in the E&P area. From May 1997 to 1999 he headed up the Gas Segment, responsible for commercialization of natural gas. He was Director of Petrobras Gas S.A.-Gaspetro from May 1999 to December 2000. From January 2001 to April 2003, he was General Manager for Logistics at Petrobras of Natural Gas Segment. He has been Managing Director of TBG-Transportadora Brasileira Gasoduto Bolívia Brasil since April 2003. In May 14, 2004 he was appointed Downstream Director of Petróleo Brasileiro S.A. – Petrobras.

Ildo Luis Sauer - Dr. Sauer has been our Director for Gas and Energy since January 31, 2003. Currently, Dr. Sauer is also a member of the board of Petrobras Energia Participaciones S.A. and Petrobras Energia S.A. He holds a Ph.D. in nuclear engineering from the Massachusetts Institute of Technology. He also holds a MSc degree from COPPE - Federal University of Rio de Janeiro in Energy Planning/Nuclear Power. He is Professor at the Instituto de Eletrotécnica e Energia da Universidade de São Paulo (Electrotechnical and Energy Institute of the University of São Paulo), on leave, where he has published more than 100 technical papers and supervised more than 40 doctoral and master theses in the field. Previously, he has worked as a consultant at TecSauer Consultoria Ltda. and as manager of the nuclear reactor project for the Brazilian Navy.

Nestor Cuñat Cerveró - Mr. Cerveró has been our Manager of International Activities since January 31, 2003. Currently, Mr. Cerveró is also a member of the boards of directors of Petrobras Energia Participaciones S.A. and Petrobras Energia S.A. He has worked at our company since 1975, where he held several positions, including: Energy Manager, Programa de Termelétricas (Thermoelectrical Plants Program); Thermoelectrical Plants Manager of the Participations Superintendency; assistant to the CEO for the development of new ventures and partnerships; and Head of the Energy Sector of our industrial area. He has also represented our company at the boards of directors of several thermoelectrical energy companies and acted as assistant to the Presidência da Comercializadora Brasileira de Energia Emergencial (Presidency of the Brazilian Supplier of Emergencial Energy - CBEE) of the Ministry of Mines and Energy.

Compensation

For 2003, the aggregate amount of compensation we paid to all members of the board of directors and executive officers was approximately U.S.$1.2 million.

In addition, the members of the board and the executive officers receive certain additional benefits generally provided to our employees and their families, such as medical assistance, educational expenses and supplementary social security benefits.

We have no service contracts with our directors providing for benefits upon termination of employment. We do have a compensation and succession committee in the form of an advisory committee. See “-Advisory Committees.”

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

Share Ownership

As of May 31, 2004, the members of our board of directors, our executive officers, the members of our audit committee, and close members of their families, as a group, beneficially held a total of 12 common shares and 510 preferred shares of our company. Accordingly, on an individual basis, and as a group, our directors, executive officers, audit committee members, and close members of their families beneficially owned less than one percent of any class of our shares. The shares held by our directors, executive officers, audit committee members, and close members of their families have the same voting rights as the shares of the same type and class that are held by our other shareholders. None of our directors, executive officers, audit committee members, or close members of their families holds any options to purchase common shares or preferred shares, and there are no arrangements for involving our employees in the capital of our company.

Fiscal Council

We have established a permanent conselho fiscal, fiscal council, in accordance with applicable provisions of the Brazilian Corporation Law, composed of up to five members. As required by the Brazilian Corporation Law our fiscal council is independent of our management and external auditors. The fiscal council’s responsibilities include, among others: (i) monitoring management’s activities and (ii) reviewing our annual report and financial statements. The members and their respective alternates are elected by the shareholders at the annual general shareholder’s meeting. Holders of preferred shares without voting rights and minority common shareholders are each entitled to elect one member and his respective alternate to the fiscal council. The Brazilian government has the right to appoint the majority of the members of the fiscal council and their alternates. One of these members and his respective alternate are appointed by the Minister of Finance representing the Brazilian Treasury.

The following table lists the current members of the fiscal council:

FISCAL COUNCIL

Name	Year of First Appointment
Eduardo Coutinho Guerra	1999
Denise Maria Ayres de Abreu	2004
Túlio Luiz Zamin	2003
Nelson Rocha Augusto	2003
Maria Lúcia de Oliveira Falcón	2003

The following table lists the alternate members of the fiscal council:

Name	Year of First Appointment
Claudia Rebello Massa	1999
Osvaldo Peterson Filho	2003
Edison Freitas de Oliveira	2002
Maria Auxiliadora Alves da Silva	2003
Celso Barreto Neto	2002

Because we are not required to satisfy the audit committee requirements of Rule 10A-3 under the Exchange Act until July 31, 2005, the entire board of directors is currently serving as our audit committee for purposes of the Sarbanes-Oxley Act of 2002. As permitted by Rule 10A-3(c)(3) under the Exchange Act, we are considering whether to adopt the fiscal council as an alternative organ to the audit committee for purposes of Rule 10A-3.

Advisory Committees

We also have three advisory committees to our board of directors as follows: Comitê de Auditoria, the audit committee, Comitê de Remuneração e Sucessão, the compensation and succession committee, and Comitê de Meio Ambiente, the environmental committee. The committee members are composed exclusively of members of our board of directors.

The audit committee is responsible for, among other things: (1) monitoring and evaluating the activities of the internal and external auditors; (2) supervising the process for preparation of our financial statements; and (3) ensuring that the financial statements comply with applicable legal requirements.

The compensation and succession committee is responsible for, among other things: (1) proposing remuneration packages for members of the board of directors and the executive board; (2) proposing performance targets for members of the executive boards; and (3) evaluating the effectiveness of procedures designed to retain talented employees.

The environmental committee is responsible for, among other things: (1) overseeing and managing environmental and work safety issues affecting us; (2) establishing measurable environmental targets and ensuring compliance; and (3) recommending changes in environmental, health and safety policy, if necessary, to our board of directors.

Employees and Labor Relations

We had 48,798 employees at December 31, 2003, compared to 40,848 at December 31, 2002 and 38,483 at December 31, 2001. The increase in the number of our employees in 2003 is primarily a result of expanding our hiring practices as well as the consolidation of some of our subsidiaries and foreign affiliates, primarily PEPSA. Expenses relating to employees of the parent company amounted to approximately R$3,612 million (U.S.$1,175 million) in 2003, R$3,019 million (U.S.$1,033 million) in 2002 and R$2,966 million (U.S.$1,260 million) in 2001. During 2003, these expenses represented 70% of our consolidated employee expenses. Of the 36,363 employees of the parent company, as of December 31, 2003, 35,339, or 97%, were classified as onshore employees and 3% were classified as offshore employees. Employees who work on ships are classified as offshore employees, while all others are considered onshore employees.

All of our employees, other than our maritime employees, are subject to a collective bargaining agreement with the Oil Workers’ Unified Federation, which was signed on November 4, 2003, retroactive to September 1, 2003. This collective bargaining agreement will expire on August 31, 2004. A separate collective bargaining agreement was negotiated with the maritime employees’ union in order to replace the last agreement that expired on December 30, 2003. The new agreement was signed on January 30, 2004, retroactive to November 1, 2003, and will expire on October 31, 2004.

Our collective bargaining agreements are subject to renewal on an annual basis. Under the terms of these agreements, we agreed to, among other things:

•	increase the salary of oil workers by 15.5%, effective retroactively from September 2003; and

•	create a program (Benefício Auxílio Ensino Médio) to subsidize 70% of elementary and 65% of high school costs for the children of our employees, subject to a cap of R$44 million per year.

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

We provide approximately three million hours of annual training to our employees at our training centers (Universidade Corporativa). Despite budget limitations, we have been able to maintain this total number of training hours as a result of improved training processes. We spent approximately R$141,256,000 (U.S.$46 million) on employee training in 2003, as compared to U.S.$30 million in 2002. We intend to spend R$170,131,000 (U.S.$59 million) on employee training in 2004.

With the enactment of the Oil Law and the emergence of competitors in the Brazilian oil sector, we have developed a strategic plan to provide incentives to attract new employees and to retain existing ones. We have also implemented a management improvement plan, which will focus on training our management-level employees to enable them to develop the skills necessary to operate in a free-market economy. As part of our employee incentives, we have flexible compensation packages, merit-based promotions and, as permitted by Brazilian law, a profit sharing plan with predetermined criteria. Pursuant to this plan, the amount of the profit sharing will be determined by negotiation with the labor unions representing our employees. However, under Brazilian law, the profit sharing plan will be subject to an annual limit equal to 25% of total proposed dividends for the year.

Our profit sharing distributions to our employees within the entire Petrobras Group were R$894 million (U.S.$291 million) for 2003, R$444 million (U.S.$152 million) for 2002 and R$416 million (U.S.$168 million) for 2001. At the annual general shareholders’ meeting held on March 29, 2004 our shareholders approved a profit sharing distribution to Petrobras employees (excluding subsidiaries) of R$777 million (U.S.$253 million) for 2003. In January 2004, 40% of this distribution was paid to our employees. The form and timing of the remaining portion is currently being negotiated with representatives of our employees. Our subsidiaries approved profit sharing distributions to their employees of R$117 million (U.S.$38 million) at their annual general shareholders’ meeting in March 2004.

Our Pension and Health Care Plans

We sponsor a contributory defined benefit pension plan known as PETROS, which covers substantially all of our employees. The principal objective of PETROS has been to supplement the social security pension benefits of our employees, as well as employees of our subsidiaries and affiliates, certain other companies and PETROS itself. Employees that participate make mandatory monthly contributions. Our historical funding policy has been to make annual contributions to the plan in the amount determined by actuarial appraisals. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. We made contributions of U.S.$402 million in 2003, as compared to contributions of U.S.$311 million in 2002. We recorded a liability of U.S.$2,055 million in 2003, U.S.$1,452 million in 2002 and U.S.$2,088 million in 2001 for the excess of the actuarial value of our obligation to provide future benefits over the fair value of the plan assets used to satisfy that obligation. See Note 17 to our audited consolidated financial statements.

On May 11, 2001, our board of directors approved the creation of a new mixed benefit plan for existing, active and inactive employees. The plan, Petrobras VIDA, is designed to attract and retain qualified professionals and to reduce our pension obligations.

The Secretaria de Previdência Complementar (Supplemental Pension Plan Secretariat), the government entity empowered to authorize the creation of pension plans in Brazil, and other relevant authorities, approved the plan on September 20, 2001.

On November 23, 2001, the Oil Workers Federation, which represents approximately 96.7% of our workers, filed a lawsuit against the Supplemental Pension Plan Secretariat, seeking to prevent the approval of Petrobras VIDA. An initial judicial decision by a lower court annulled the plan, but that decision will be automatically reviewed by an appeals court. Although some employees had already opted to migrate to the plan, an injunction was granted on January 10, 2002, which resulted in the suspension of the plan and which prevented us from including any employees under this plan. Since the PETROS plan is not admitting new participants since August 9, 2002, employees hired since that date are covered by specific insurance policies, and will continue to be covered by such policies until we are able to offer them a supplemental pension plan.

In 2003, we established a working group to evaluate our current pension system and formulate recommendations for change. The working group is recommending the adoption of a new plan that will be offered to current participants in PETROS and all new employees. The plan is still subject to negotiation with our unionized workers, approval by our board of directors and approval by the Supplemental Pension Plan Secretariat.

We maintain a health care benefit plan (AMS), which offers defined benefits and covers all employees (active and inactive) together with their dependents. We manage the plan, with the employees contributing fixed amounts to cover principal risks and a portion of the costs relating to other types of coverage in accordance with participation tables defined by certain parameters, including salary levels.

Our commitment related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The health care plan is not funded or otherwise collateralized by assets. Instead, we make benefit payments based on annual costs incurred by plan participants.

The actuarial gains and losses arising from the differences between the actuarial assumptions and the costs effectively incurred are respectively included or excluded when defining the net actuarial liability. These gains and losses are amortized over the average remaining service period of the active employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Our capital stock is composed of common shares and preferred shares, all without par value. At December 31, 2003, there were 634,168,418 outstanding common shares and 462,369,507 outstanding preferred shares as adjusted for the 1 for 100 reverse stock split approved by our board of directors on April 24, 2000 and effective as of May 23, 2000. Under the Brazilian Corporation Law, as amended, the number of non-voting shares of our company may not exceed two-thirds of the total number of shares. The Brazilian government is required by law to own at least a majority of our voting stock and currently owns 55.7% of our common shares, which are our only voting shares. The Brazilian government does not have any special voting rights.

The following table sets forth information concerning the ownership of our common shares and preferred shares as of May 31, 2004 by the Brazilian government, certain public sector entities and our officers and directors as a group. We are not aware of any other shareholder owning more than 5% of our common shares.

Shareholder	Common Shares	%	Preferred Shares	%	Total Shares	%
Brazilian government	353,314,557	55.7	—	—	353,314,557	32.2
BNDES Participações S.A.-BNDESPAR	12,789,493	2.0	73,955,873	16.0	86,745,366	7.9
Other Brazilian public sector entities	545,886	0.1	234,484	0.1	780,370	0.1
All directors and executive officers as a Group (15 persons)	12	—	510	—	522	—
Others	267,518,470	42.2	388,178,640	84.0	655,697,110	59.8
Total	634,168,418	100%	462,369,507	100%	1,096,537,925	100%

In August 2000, the Brazilian government sold 180,609,768 of our common shares, reducing its percentage of ownership of our common shares from 84% to the current 55.7%. In July 2001, BNDES sold 41,381,826 of our preferred shares, which constituted its entire holdings of our shares.

On March 29, 2004 our shareholders approved an increase in our authorized capital from R$30 billion (U.S.$10.2 billion) to R$60 billion (U.S.$20.4 billion).

As of April 30, 2004, approximately 38.9% of our preferred shares and approximately 26.7% of our common shares were held of record in the United States. As of April 30, 2004, we had approximately 179,836,427 record holders of preferred shares, or American Depositary Shares representing preferred shares, and approximately 169,736,554 record holders of common shares, or American Depositary Shares representing common shares, in the United States.

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

For a description of the shares beneficially held by the members of our board of directors and close members of their families, see Item 6 “Directors, Senior Management and Employees-Share Ownership.”

Brazilian Government and PETROS

We engage in numerous transactions in the ordinary course of business with our controlling shareholder, the Brazilian government, and with other companies controlled by it.

As of December 31, 2003, we had a receivable (the Petroleum and Alcohol Account) from the Brazilian government, our controlling shareholder, of U.S.$239 million secured by U.S.$59 million of National Treasury Bonds-Series H issued by the Brazilian government. See Item 4 “Regulation of the Oil and Gas Industry in Brazil-The Petroleum and Alcohol Account.”

Between 1991 and 1996 we received privatization currencies and securities from the Brazilian government as consideration for the sale of our shareholdings in certain subsidiaries and affiliates of Petroquisa and Petrofértil. On September 11, 1997, the privatization currencies were exchanged for National Treasury Bonds-Series P (Series P bonds) issued by the Brazilian government. Series P bonds are non-transferable, except with the consent of the Brazilian government.

On July 4, 2001, the Brazilian government created the National Treasury Bonds-Series B (Series B bonds). The Series B bonds are freely transferable and indexed to the IPCA with the terms and interest rate defined by the Finance Ministry. On December 28, 2001, we exchanged the Series P bonds held by us for Series B bonds issued by the Brazilian government. The exchange was accounted for at fair value of U.S.$3,239 million, and we recorded a loss of U.S.$1,099 million in the results of our operations for the year. At such time, in accordance with a contract signed between us and PETROS, we transferred the rights on a substantial portion of the Series B bonds to PETROS to increase pension assets.

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

At December 31, 2003, PETROS had provided us with U.S.$134 million in project financing loans for the development of the Albacora field.

As of December 31, 2003, we had assets deposited with Banco do Brasil S.A. in the amount of U.S.$6,164 million, of which U.S.$5,973 million corresponded to cash and cash equivalents in Brazil (U.S.$4,340 million) and abroad (U.S.$1,633 million).

For additional information regarding our principal transactions with related parties, see Note 26 to our audited consolidated financial statements.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18 “Financial Statements” and “Index to Financial Statements.”

Legal Proceedings

We are currently subject to numerous proceedings relating to civil, criminal, administrative, environmental, labor and tax claims. Several individual disputes account for a significant part of the total amount of claims against us. Our audited consolidated financial statements only include provisions for probable and reasonably estimable losses and expenses we may incur in connection with pending litigation, including the proceedings described in Item 4 “Information on the Company-Environmental Liabilities.” See Note 22 to our audited consolidated financial statements. The table below sets forth our recorded financial provisions by type of claim:

PROVISIONS BY TYPE OF CLAIM(1)

	As of December 31,
	2003	2002
	(in millions of U.S. dollars)
Labor claims	$22	$13
Tax claims	39	13
Civil claims	90	24
Commercial claims and other contingencies	109	—

Total	$260	$50

(1)	Excludes provisions for contractual contingencies and tax assessments by the Instituto Nacional de Segurança Social (INSS).

Claims against Petrobras, the parent company, which as of December 31, 2003, corresponded to approximately 25.3% of the total amount of claims against us, have decreased and the amounts paid by us in respect of legal claims in each of the last five years have never exceeded U.S.$58.5 million. As of December 31, 2003, we estimated that the total amount of claims against us, excluding disputes involving non-monetary claims or claims not reasonably estimable in the current stage of the proceedings, was approximately U.S.$8.1 billion.

The most significant claims are described below:

On November 23, 1992, Porto Seguro Imóveis Ltda., a minority shareholder of Petroquisa, filed a lawsuit against us in a State Court of Rio de Janeiro for alleged losses suffered as a result of the sale of the share participation held by Petroquisa in various petrochemical companies included in the National Privatization Program (Programa Nacional de Desestatização). The plaintiff in the lawsuit requests that we, as controlling shareholder of Petroquisa, be compelled to reinstate the damages made to Petroquisa’s equity, as a consequence of the corporate acts that approved the minimum sales price attributed to its share participation in the capital of the privatized companies. An initial decision on January 14, 1997 held us liable to Petroquisa for damages in an amount equivalent to U.S.$3.406 billion. Additionally, we were required to pay the plaintiff 5% of the indemnification amount as a premium as well as lawyers’ fees of 20% over that amount. However, since the amount due shall be payable to Petroquisa, and we own 99.0% of Petroquisa’s share capital, the actual disbursement, in case the decision is not dismissed, shall be restricted to 25% of the damages amount, or U.S.$851 million. We appealed and prevailed in canceling the judgment, but a subsequent appellate decision on March 30, 2004 found us liable for U.S.$2.37 billion, plus a 5% premium and 20% of attorney’s fees, all payable to Petroquisa. We will now file appeals to both the Superior Justice Tribunal and to the Federal Supreme Court.

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

Several individuals have filed a lawsuit (an ação popular) against us, Repsol-YPF and the Brazilian government seeking to unwind the 2001 exchange of certain of our operating assets in Brazil for some of YPF’s operating assets in Argentina. The plaintiffs maintain that the assets exchanged were not properly valued and that, therefore, the transaction was not in our best interests. On September 5, 2002, the Fourth Chamber of the Brazilian Federal Court of Appeals for the Fourth Region granted an injunction to the plaintiffs. The Superior Court of Justice of Brazil suspended the injunction, stressing that the transaction had already been approved by the Brazilian antitrust authorities, the ANP and the Brazilian Federal Audit Court. We are awaiting a final disposition on the merits.

We are a defendant in four labor lawsuits filed with two different state labor courts related to our alleged failure to index salaries in accordance with the official inflation rates published by the Brazilian government during the years 1987, 1989 and 1990. The lawsuits are each at different stages of the litigation process.

Certain independent distributors located throughout Brazil have brought civil claims against us. Collectively, these claims total approximately R$821.48 million (U.S.$394 million) and aim at the restitution of the ICMS retained from such distributors and collected by us in favor of many states, plus damages. We believe these taxes were properly collected and represent valid state value-added tax credits. However, in connection with these claims, approximately R$76 million (U.S.$32 million) in injunctive relief was declared against us in various local courts and seized from our accounts in several jurisdictions in anticipation of favorable judgments for the distributors. Upon appeal, these rulings were subsequently overruled, but we are awaiting a final disposition on the merits of these cases.

We received several tax assessments from the INSS alleging irregular presentation of documentation by construction companies and other service providers under contract with us with regard to their INSS contributions. The INSS seeks to hold us jointly and severally liable for contributions not made by these providers. We are analyzing each of the INSS’s assessments in order to attempt to recover payments that we made to the INSS with respect to these tax assessments. In addition, we intend to take action against service providers in order to recover any amounts paid and not recovered from the INSS. Because it is unlikely that we will successfully obtain a reversal of the INSS’s decision through the agency’s administrative procedures, at December 31, 2003, we had a balance of U.S.$95 million in our provision to cover future payments to the INSS.

Federal tax authorities (Delegacia da Receita Federal) have served us with a tax assessment of approximately R$566 million related to a withholding tax (IRRF) that they believe should have been applied in connection with remittances we made abroad between 1999 and 2002. The remittances were related to the purchase of imported oil by Petrobras. According to the federal tax authorities, such remittances corresponded to interest payments, which they believe would give rise to the tax levy they claim. However, the importation documents do not make reference to the alleged interest payments. Petrobras is currently challenging the tax assessment.

On behalf of the special purpose company involved in the U.S.$2.5 billion Barracuda/Caratinga project financing, we had been party to a legal dispute with Halliburton and its subsidiary, Kellogg Brown & Root, Inc., KBR, relating to project construction delays and cost overruns. The total amount of the KBR claims against the project company was approximately U.S.$375 million and the total amount of claims that we and the project company had against Halliburton and KBR, in addition to liquidated damages, was approximately U.S.$380 million. In April 2004, we reached a preliminary, non-binding agreement with Halliburton and KBR for settlement of these claims. The agreement, which is still subject to the project lenders’ approval, will release all parties from these claims and would terminate an arbitration proceeding that had been instituted in New York. Additionally, we agreed to extend certain construction deadlines and reduce the scope of the works to be performed by KBR after the oil platforms to be delivered in connection with the project depart their docks.

We have been the defendant in a number of civil, administrative and criminal proceedings related to alleged violations of environmental laws and regulations, including lack of licenses required to operate our platforms in the Campos Basin, and environmental damages caused by significant oil spills. For a description of existing environmental lawsuits, see Item 4 “Information on the Company-Environmental Liabilities.”

For a description of the lawsuit relating to the migration of employees from PETROS to the new pension plan, see Item 6 “Directors, Senior Management and Employees-Employees and Labor Relations-Our Pension Plan.”

Dividend Distribution

For our policy on mandatory dividend distribution see Item 10 “Additional Information-Memorandum and Articles of Incorporation-Payment of Dividends and Interest on Shareholders’ Equity.”

ITEM 9. THE OFFER AND LISTING

Trading Markets

Our shares and ADSs are listed or quoted on the following markets:

Common Shares	São Paulo Stock Exchange - São Paulo; Mercado de Valores Latinoamericanos en Euros (LATIBEX)-Madrid, Spain

Preferred Shares	São Paulo Stock Exchange - São Paulo; Mercado de Valores Latinoamericanos en Euros (LATIBEX)-Madrid, Spain

Common ADSs	New York Stock Exchange - New York

Preferred ADSs	New York Stock Exchange - New York

We are currently applying for listing of our shares on the Buenos Aires Stock Exchange, but we cannot predict when or whether our application will be approved.

Price Information

The tables below set forth reported high and low closing sale prices in Reais per common and preferred share and the reported average daily trading volume in common and preferred shares on the São Paulo Stock Exchange for the periods indicated. The table also sets forth prices in U.S. dollars per common and preferred share at the commercial market rate for the purchase of U.S. dollars, as reported by the Central Bank of Brazil, for each of the dates of such quotations. See Item 3 “Key Information-Exchange Rates” for information with respect to exchange rates applicable during the periods set forth below and for a description of the commercial market rate as compared to other rates.

	Reais per Common Share		U.S. dollars per Common Share		Average Number of Common Shares Traded per Day
	High	Low	High	Low
1997	27.30	12.64	25.22	12.15	129,500
1998	23.50	5.60	20.60	4.75	78,800
1999	40.00	4.90	22.24	3.31	311,700
2000	60.39	33.40	33.21	18.60	484,900
2001	70.15	47.50	29.74	18.27	382,793
2002:
First Quarter	63.12	48.40	26.93	19.88	358,976
Second Quarter	62.40	46.25	26.85	16.44	423,840
Third Quarter	53.65	39.60	18.45	10.29	473,869
Fourth Quarter	55.20	37.89	15.85	9.80	368,056
2003:
First Quarter	58.50	46.00	17.85	12.86	291,970
Second Quarter	59.20	50.19	20.68	15.69	359,136
Third Quarter	70.10	56.39	24.14	18.47	328,855
Fourth Quarter	84.50	67.15	29.06	23.11	310,263
2004:
First Quarter	97.20	85.00	33.99	28.97	301,921
April	100.60	84.50	34.85	28.69	381,750
May	91.70	76.55	30.95	23.94	473,890

	Reais per Preferred Share		U.S. dollars per Preferred Share		Average Number of Preferred Shares Traded per Day
	High	Low	High	Low
1997	33.50	16.40	30.94	15.78	1,454,600
1998	29.50	9.80	25.88	8.31	1,895,800
1999	46.00	10.02	25.58	6.01	1,780,900
2000	57.70	40.00	31.73	22.34	1,196,700
2001	62.11	44.94	29.11	17.92	1,072,177
2002:
First Quarter	60.30	46.97	25.73	19.33	961,775
Second Quarter	59.01	42.20	25.37	15.00	958,722
Third Quarter	48.11	35.99	16.79	9.36	1,255,722
Fourth Quarter	48.76	35.15	13.99	9.07	1,080,792
2003:
First Quarter	52.70	41.61	16.13	11.61	1,130,564
Second Quarter	54.50	45.80	19.02	14.31	1,156,934
Third Quarter	64.82	51.39	22.29	17.30	1,165,288
Fourth Quarter	77.49	62.50	26.70	21.51	1,130,660
2004:
First Quarter	88.20	77.80	30.96	26.54	1,316,095
April	88.50	74.70	30.65	25.32	1,246,540
May	79.50	67.21	26.83	21.02	1,445,514

The tables below set forth the reported high and low closing sale prices per common and preferred share and the reported average daily trading volume in common and preferred shares on the New York Stock Exchange for the periods indicated.

	Reais per Common Share		U.S. dollars per Common Share		Average Number of Common Shares Traded per Day
	High	Low	High	Low
2000:
Fourth Quarter	59.19	47.85	31.81	24.31	858,987
2001:
First Quarter	60.25	49.98	30.06	23.20	1,071,700
Second Quarter	69.46	49.40	29.45	22.80	943,100
Third Quarter	61.47	349.39	25.30	18.14	745,427
Fourth Quarter	57.48	47.57	23.30	18.70	597,123
2002:
First Quarter	63.58	48.69	27.10	20.00	410,825
Second Quarter	63.49	45.50	27.30	16.18	611,329
Third Quarter	53.20	38.46	18.09	10.00	857,971
Fourth Quarter	55.82	36.91	16.03	9.55	795,568
2003:
First Quarter	58.49	46.21	17.94	12.94	1,087,974
Second Quarter	59.66	49.52	20.90	15.43	1,071,698
Third Quarter	70.52	55.97	24.08	18.75	959,436
Fourth Quarter	84.77	67.37	29.27	23.21	1,060,130
2004:
First Quarter	98.74	85.82	34.11	29.28	1,546,458
April	101.45	84.94	35.14	28.90	1,349,905
May	91.84	71.86	31.00	24.35	2,338,625

	Reais per Preferred Share		U.S. dollars per Preferred Share		Average Number of Preferred Shares Traded per Day
	High	Low	High	Low
2000:
Fourth Quarter	55.81	44.62	30.00	22.62	319,000
2001:
First Quarter	59.15	45.15	29.37	21.05	512,129
Second Quarter	62.05	44.76	26.31	20.73	330,659
Third Quarter	57.93	48.54	23.06	17.83	856,864
Fourth Quarter	56.65	45.03	22.49	17.70	465,603
2002:
First Quarter	60.81	47.52	25.95	19.58	423,402
Second Quarter	60.00	41.48	25.80	14.75	613,463
Third Quarter	48.26	34.81	16.72	9.05	868,180
Fourth Quarter	50.66	34.40	14.55	8.90	812,317
2003:
First Quarter	53.08	41.57	16.28	11.63	740,087
Second Quarter	54.66	45.58	19.10	14.33	774,668
Third Quarter	65.00	51.00	22.25	17.60	647,661
Fourth Quarter	77.50	62.41	26.79	21.57	527,372
2004:
First Quarter	88.26	78.53	30.99	26.76	797,526
April	88.31	73.33	30.59	24.95	766,814
May	79.40	66.67	26.80	29.85	1,318,790

Markets

Brazilian securities are traded only on the São Paulo Stock Exchange, with the exception of electronically traded public debt securities. Privatization auctions are conducted on the Rio de Janeiro Stock Exchange.

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

The São Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world. At December 31, 2003, the aggregate market capitalization of the 412 companies listed on the São Paulo Stock Exchange was approximately U.S.$234.2 billion and the ten largest companies represented approximately 49.4% of the total market capitalization of all listed companies. All the outstanding shares of an exchange-listed company may trade on the São Paulo Stock Exchange, but in most cases, less than half of the listed shares are actually available for trading by the public. The remainder is held by small groups of controlling persons, by governmental entities or by one principal shareholder.

Trading on the São Paulo Stock Exchange by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes (a “non-Brazilian holder”) is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on the São Paulo Stock Exchange in accordance with the requirements of Resolution No. 2,689 of January 26, 2000 of the National Monetary Council. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank of Brazil and the CVM. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction. See Item 10 “Additional Information-Exchange Controls” and Item 10 “Additional Information-Brazilian Tax Considerations-Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

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

Under the Brazilian Corporation Law, a company is either public (companhia aberta), such as we are, or privately held (companhia fechada). All public companies, including us, are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded on the Brazilian stock exchanges or in the Brazilian over-the-counter market. Our common and preferred shares are listed and traded on the São Paulo Stock Exchange and may also be traded privately, subject to some limitations.

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

Trading on the São Paulo Stock Exchange by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the common and preferred shares underlying the ADSs must, on behalf of the depositary for the ADSs, register with the Central Bank of Brazil to remit U.S. dollars abroad for payments of dividends, any other cash distributions or upon the disposition of the shares and sales proceeds. In the event that a holder of ADSs exchanges ADSs for common or preferred shares, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of the common or preferred shares or distributions relating to the common shares, unless the holder obtains a new registration. See Item 10 “Additional Information-Exchange Controls.”

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

Brazilian law also provides for three discretionary allocations of net profits that are subject to approval by the shareholders at the annual general shareholders’ meeting, as follows:

•	first, a percentage of net profits may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the reasons justifying the reserve cease to exist, or written off in the event that the anticipated loss occurs;

•	second, if the mandatorily distributable amount exceeds the sum of realized net profits in a given year, this excess may be allocated to an unrealized revenue reserve. The Brazilian Corporation Law defines realized net profits as the amount of net profits that exceeds the net positive result of equity adjustments and profits or revenues from operations whose financial results take place after the end of the next succeeding fiscal year; and

•	third, a portion of our net profits that exceeds the minimum mandatory distribution may be allocated to fund working capital needs and investment projects, as long as such allocation is based on a capital budget previously approved by our shareholders. Capital budgets for more than one year must be reviewed at each annual shareholders’ meeting.

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

The Brazilian Corporation Law, however, permits a publicly held company, such as ours, to suspend the mandatory distribution if the board of directors and the audit committee report to the annual general shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. The suspension is subject to approval of holders of common shares. In this case, the board of directors must file a justification for such suspension with the CVM. Profits not distributed by virtue of the suspension mentioned above shall be allocated to a special reserve and, if not absorbed by subsequent losses, shall be distributed as soon as the financial condition of the company permits such payments.

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

Any payment of interest on shareholders’ equity to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15% or 25%. The 25% rate applies if the beneficiary is resident in a tax haven. See “-Brazilian Tax Considerations.” The amount paid to shareholders as interest attributed to shareholders’ equity, net of any withholding tax, may be included as part of any mandatory distribution of dividends.

Under the Brazilian Corporation Law and our bylaws, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. The amounts of dividends due to our shareholders are subject to financial charges at the SELIC rate (an interest rate applicable to certain Brazilian government securities) from the end of each fiscal year through the date we actually pay such dividends. Shareholders have a three-year period from the dividend payment date to claim dividends or interest payments with respect to their shares, after which the amount of the unclaimed dividends reverts to us.

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

The board of directors or, in some specific situations set forth in the Brazilian Corporation Law, the shareholders, call our general shareholders’ meetings. A shareholder may be represented at a general shareholders’ meeting by an attorney-in-fact, so long as the attorney-in-fact was appointed within a year of the meeting. The attorney-in-fact must be a shareholder, a member of our management, a lawyer or a financial institution. The attorney-in-fact’s power of attorney must comply with certain formalities set forth by Brazilian law.

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

Holders of common shares, voting at a general shareholders’ meeting, have the exclusive power to:

•	amend our bylaws;

•	approve any capital increase beyond the amount of the authorized capital;

•	approve any capital reduction;

•	approve the appraisal of any assets used by a shareholder to subscribe for our shares;

•	elect or dismiss members of our board of directors and fiscal council, subject to the right of our preferred shareholders to elect or dismiss one member of our board of directors and of our fiscal council;

•	receive the yearly financial statements prepared by our management and accept or reject management’s financial statements, including the allocation of net profits for payment of the mandatory dividend and allocation to the various reserve accounts;

•	authorize the issuance of debentures, except for the issuance of non-convertible unsecured debentures, which may be approved by our board of directors;

•	suspend the rights of a shareholder who has not fulfilled the obligations imposed by law or by our bylaws;

•	accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of capital stock;

•	pass resolutions to approve corporate restructurings, such as mergers, spin-offs and transformation into another type of company;

•	participate in a centralized group of companies;

•	approve the disposal of the control of our subsidiaries;

•	approve the disposal of convertible debentures issued by our subsidiaries and held by us;

•	establish the compensation of our senior management;

•	approve the cancellation of our registration as a publicly-traded company;

•	decide on our dissolution or liquidation;

•	waive the right to subscribe to shares or convertible debentures issued by our subsidiaries or affiliates; and

•	choose a specialized company to work out the appraisal of our shares by economic value, in cases of the canceling of our registry as a publicly-traded company or deviation from the standard rules of corporate governance defined by a stock exchange or an entity in charge of maintaining an organized over-the-counter market registered with the CVM, in order to comply with such corporate governance rules and with contracts that may be executed by us and such entities.

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

Our preferred shares will acquire voting rights if we fail to pay the minimum dividend to which such shares are entitled for three consecutive fiscal years. The voting right shall continue until payment has been made. Preferred shareholders also obtain the right to vote if we enter into a liquidation process. Preferred shareholders that hold a minimum number of shares have the right to appoint one member to our board of directors and to our fiscal council. Preferred shareholders are not entitled to vote on any other matter.

Under Brazilian Corporation Law, shareholders representing at least 10% of the company’s voting capital have the right to demand that a cumulative voting procedure be adopted to entitle each common share to as many votes as there are board members and to give each common share the right to vote cumulatively for only one candidate or to distribute its votes among several candidates. Furthermore, minority common shareholders holding at least 10% of our voting capital also have the right to appoint or dismiss one member to or from our fiscal council.

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

In the event of a capital increase by means of the issuance of new shares, holders of ADSs, of common or preferred shares, would have, except under circumstances described above, preemptive rights to subscribe for any class of our newly issued shares. However, you may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. See Item 3 “Key Information-Risk Factors-Risks Relating to our Equity and Debt Securities.”

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

Dispute Resolution

Our bylaws provide for mandatory dispute resolution through arbitration, in accordance with the rules of the Câmara de Arbitragem do Mercado (Market Arbitration Chamber), with respect to any dispute regarding us, our shareholders, the officers, directors and fiscal council members and involving the provisions of the Brazilian Corporation Law, our bylaws, the rules of the National Monetary Council, the Central Bank of Brazil and the CVM or any other capital markets legislation, including the provisions of any agreement entered into by us with any stock exchange or over-the-counter entity registered with the CVM, relating to adoption of differentiated corporate governance practices.

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

In addition, Annex V to Resolution No. 1,289 of the National Monetary Council, as amended, known as Annex V Regulations, allows Brazilian companies to issue depositary receipts in foreign exchange markets. We currently have an ADR program for our common and preferred shares duly registered with the CVM and the Central Bank of Brazil. The proceeds from the sale of ADSs by holders outside Brazil are free of Brazilian foreign investment controls.

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

The concessions not awarded to us by the ANP have been, and will continue to be, awarded through public auctions conducted by the ANP. In the five auctions conducted thus far, we acquired interests in 56 exploration areas (88 exploration cells were transformed by ANP into 17 exploration blocks in the fifth round of auctions held in 2003). See Item 4 “Information on the Company-Exploration, Development and Production-Exploration Activities-Exploration Bidding Rounds.”

Under our concession agreements with the ANP we are required to pay the Brazilian government the following:

•	signature bonuses;

•	royalties;

•	special participation taxes; and

•	rentals for the occupation or retention of areas.

The minimum signature bonuses are published in the bidding rules for the concessions being auctioned, but the actual amount is based on the amount of the winning bid and has to be paid upon the execution of the concession agreement. The rentals for the occupation and retention of the concession areas are also provided for in the related bidding rules and are payable annually. For a discussion of royalties, special participation tax and rentals, see Item 5 “Operating and Financial Review and Prospects-Effect of Taxes on our Income.”

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

Foreign investors may register their investment under Law No. 4,131 of September 3, 1962 or Resolution No. 2,689. Registration under Resolution No. 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven, as defined by Brazilian tax laws. See “-Brazilian Tax Considerations.”

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

In the event that a holder of ADSs exchanges such ADSs for the underlying shares, the holder will be entitled to continue to rely on such electronic registration for five business days after the exchange. Thereafter, unless the relevant shares are held pursuant to Resolution No. 2,689 by a duly registered investor, or a holder of the relevant shares applies for and obtains a new certificate of registration from the Central Bank of Brazil, the holder may not be able to convert into foreign currency and to remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the relevant shares, and the holder, if not registered under Resolution No. 2,689, will be subject to less favorable Brazilian tax treatment than a holder of ADSs. In addition, if the foreign investor resides in a “tax haven” jurisdiction, the investor will be also subject to less favorable tax treatment. See Item 3 “Key Information-Risk Factors-Risks Relating to our Equity and Debt Securities” and “-Brazilian Tax Considerations.”

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

We must pay to our shareholders (including holders of common or preferred shares or ADSs) interest on the amount of dividends payable to them, at the SELIC rate (the interest rate applicable to certain Brazilian government securities), from the end of each fiscal year through the date of effective payment of those dividends. These interest payments are considered as fixed-yield income and are subject to withholding income tax at a 20% rate. However, holders of ADSs and holders of common or preferred shares not resident or domiciled in tax haven jurisdictions (see “-Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions”) investing under Resolution No. 2,689 are subject to such withholding tax at a reduced rate, currently at 15%.

Taxation on Interest on Shareholders’ Equity

Any payment of interest on shareholders’ equity (see “-Memorandum and Articles of Incorporation-Payment of Dividends and Interest on Shareholders’ Equity”) to holders of ADSs or preferred or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15% at the time we record such liability, whether or not the effective payment is made at that time. In the case of non-Brazilian residents that are resident in a tax haven jurisdiction, the applicable withholding income tax rate is 25% (see “-Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions”). The payment of additional amounts relating to interest at the SELIC rate applies equally to payments of interest on shareholders’ equity. The determination of whether or not we will make distributions in the form of interest on shareholders’ equity or in the form of dividends is made by our board of directors at the time distributions are to be made. We cannot determine how our board of directors will make these determinations in connection with future distributions.

Taxation of Gains

For purposes of Brazilian taxation, there are two types of non-Brazilian holders of ADSs or preferred or common shares: (1) non-Brazilian holders that are not resident or domiciled in a tax haven jurisdiction (see “-Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions”), and that, in the case of holders of preferred or common shares, are registered before the Central Bank of Brazil and the CVM to invest in Brazil in accordance with Resolution No. 2,689; and (2) other non-Brazilian holders, which include any and all non-residents of Brazil who invest in equity securities of Brazilian companies through any other means (including under Law No. 4,131 of 1962) and all types of investors that are located in tax haven jurisdictions. The investors identified in clause (1) above are subject to favorable tax treatment in Brazil, as described below.

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

Taxation of Foreign Exchange Transactions (“IOF/Câmbio”)

Under Decree No. 4,494 of December 3, 2002, the conversion into Brazilian currency of proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with an investment in preferred or common shares or the ADSs and those under Resolution No. 2, 689) and the conversion into foreign currency of proceeds received by a non-Brazilian holder is subject to a tax on exchange transactions known as IOF/Câmbio, which is currently applicable at a zero percent rate in most transactions. However, according to Law No. 8,894 of June 21, 1994, the IOF/Câmbio rate may be increased at any time to a maximum of 25% by a decision of the Minister of Finance, but only in relation to exchange transactions carried out after the increase of the applicable rate.

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

Tax on Bank Account Transactions (“CPMF”)

The Contribuição Provisória sobre Movimentação Financeira (Tax on Bank Account Transactions, or CPMF), is imposed on any debit to bank accounts. As a result, transactions by the depositary or by holders of preferred or common shares which involve the transfer of Brazilian currency through Brazilian financial institutions are subject to the CPMF tax at a rate of 0.38%. These transactions include situations where a non-Brazilian holder transfers the proceeds from the sale or assignment of preferred or common shares by an exchange transaction, in which case the CPMF tax will be levied on the amount to be remitted abroad in Reais. If we have to perform any exchange transaction in connection with ADSs or preferred or common shares, we will also be subject to the CPMF tax. The financial institution that carries out the relevant financial transaction will be responsible for collecting the applicable CPMF tax.

Beneficiaries Resident or Domiciled in Tax Havens or Low Tax Jurisdictions

Law No. 9,779 of January 1, 1999 states that, except for limited prescribed circumstances, income derived from transactions by a beneficiary, resident or domiciliary of a country considered a tax haven is subject to withholding income tax at the rate of 25%. Tax havens are considered to be countries which do not impose any income tax or which impose such tax at a maximum rate of less than 20%. Accordingly, if the distribution of interest attributed to shareholders’ equity is made to a beneficiary resident or domiciled in a tax haven jurisdiction, the applicable income tax rate will be 25% instead of 15%. Capital gains are not subject to this 25% tax, even if the beneficiary is resident in a tax haven jurisdiction. See “-Taxation of Gains.”

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

A non-Brazilian holder of preferred or common shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder. See Item 3 “Key Information-Risk Factors-Risks Relating to our Equity and Debt Securities.”

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

Shares of our preferred stock will be treated as equity for U.S. federal income tax purposes. In general, for purposes of the U.S. Internal Revenue Code of 1986 (the “Code”) a holder of an ADS will be treated as the holder of the shares of common or preferred stock represented by those ADSs, and no gain or loss will be recognized if you exchange an ADS for the shares of common or preferred stock represented by that ADS.

In this discussion, references to ADSs refer to ADSs with respect to both common and preferred shares, and references to a “U.S. holder” are to a holder of an ADS that:

•	is a citizen or resident of the United States of America,

•	is a corporation organized under the laws of the United States of America or any state thereof; or

•	is otherwise subject to U.S. federal income taxation on a net basis with respect to the shares or the ADS.

Taxation of Distributions

A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property we distribute as a dividend to the extent that such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, when such distribution is received by the custodian, or by the U.S. holder in the case of a holder of common or preferred shares. The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in Reais will be measured by reference to the exchange rate for converting Reais into U.S. dollars in effect on the date the distribution is received by the custodian, or by a U.S. holder in the case of a holder of common or preferred shares. If the custodian, or U.S. holder in the case of a holder of common or preferred shares, does not convert such Reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the Reais are converted into U.S. dollars. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual in respect of the shares or ADSs before January 1, 2009 is subject to taxation at a maximum rate of 15%. You should consult your own tax adviser regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

Distributions out of earnings and profits with respect to the shares or ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of “passive” (or, in the case of certain U.S. holders, “financial services”) income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the shares or ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively, such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder’s expected economic profit is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

Distributions of additional shares to holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax.

Holders of ADSs that are foreign corporations or nonresident alien individuals (“non-U.S. holders”) generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to shares or ADSs that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct by the holder of a trade or business in the United States.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to its 2003 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC, FPHC or FIC for its 2004 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with the procedures. Holders of shares and ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

Taxation of Capital Gains

Upon the sale or other disposition of a share or an ADS, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the share or the ADS and the U.S. holder’s tax basis in the share or the ADS. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss. The net amount of long-term capital gain recognized by an individual holder before January 1, 2009 generally is subject to taxation at a maximum rate of 15%. Capital losses may be deducted from taxable income, subject to certain limitations.

A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of a share or an ADS unless:

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

Although we currently produce approximately 80% of our crude oil requirements in Brazil, we import a substantial amount of crude oil, as well as smaller quantities of diesel, liquefied petroleum gas, naphtha and other oil products. We also export crude oil, bunker fuel, fuel oil and gasoline. Virtually all of the prices for these imports and exports are payable in U.S. dollars even though substantially all our revenues are collected in Reais (despite the fact these prices are partly based on international prices). In addition, a substantial portion of our indebtedness and some of our operating expenses are, and we expect them to continue to be, denominated in or indexed to U.S. dollars or other foreign currencies. See Item 4 “Information on the Company-Regulation of the Oil and Gas Industry in Brazil” for the manner in which the Brazilian government has controlled the prices we charge.

The principal market for our products is Brazil and substantially all of our revenues are denominated in Reais. We have described above under Item 4 “Information on the Company-Regulation of the Oil and Gas Industry in Brazil-Price Regulation” the manner in which the Brazilian government has regulated the prices we charge.

Risk Management

The market risks we face consist principally of commodity price risk, and to a lesser extent, interest rate risk and exchange rate risk.

Our management of risk exposures is evolving under the policies of our executive officers, acting as a group, most of whom have been in office since February 2003. As described below, we enter into contracts, such as energy futures, forwards, puts, swaps and options, designed to hedge against the risk of price changes relating to our imports and exports. Such derivative commodity instruments are used only to offset market exposures resulting from these imports and exports, and are not used for trading purposes. Our risk management activities follow transaction limits set by our executive officers as a group. The results of our derivative activities are reviewed by senior management from time to time to permit the goals and strategies of the program to be periodically adjusted in response to market conditions. See Note 22 our audited consolidated financial statements.

By using derivative instruments, we expose ourselves to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a favorable change in interest rates, currency exchange rates or commodity prices. We address credit risk by restricting the counterparties to such derivative financial instrument to major financial institutions. Our executive officers manage market risk.

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

PEPSA also uses derivative instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates. Such derivative instruments are designed to mitigate specific exposures, and are assessed periodically to assure high correlation of the derivative instrument to the risk exposure identified and to assure that the derivative is highly effective in offsetting changes in cash flows inherent in the covered risk. PEPSA qualifies for hedge accounting treatment for its crude oil derivative instruments and its interest rate swap derivative instruments.

Commodity Price Risk

Our sales of crude oil and oil products are based on international prices, thus exposing us to price fluctuations in the international markets.

In order to mitigate the impact of such fluctuations, we have entered into derivative transactions, primarily futures contracts, options and swaps. Our futures contracts provide economic hedges for anticipated crude oil purchases and sales, generally forecast to occur within a 30- to 360-day period. Our exposure on these contracts is limited to the difference between contract value and market value on the volumes hedged.

For 2003, we carried out derivative transactions on 72.5% of our total trade volume, as compared to 42.0% of our total trade volume for 2002 and 21.2% of our total trade volume for 2001. This increase in our derivative transactions is a result of normal fluctuations in our operations. The open positions on the futures market, compared to spot market value, resulted in recognized losses of U.S.$2 million in 2003, U.S.$4 million in 2002 and U.S.$6 million in 2001.

In January of 2001, we sold put options for 52 million barrels of West Texas Intermediate oil over a period from 2004 to 2007. We executed the transaction in order to protect the quantity of oil from price fluctuations and provide the institutions financing the Barracuda/Caratinga project with a minimum guaranteed margin to cover debt servicing. The puts were structured to guarantee a minimum return on investment for the institutions financing the project. The value of our position with respect to this put option resulted in recognized net gain of U.S.$7 million at December 31, 2003, U.S.$8 million at December 31, 2002 and U.S.$5 million at December 31, 2001.

International hedging activities in 2003 represented an average of 564,000 barrels of oil equivalent per day of physical movements, of which 20.0% was related to fuel oil, 20.8% was related to diesel, 21.2% was related to gasoline and 38.0% was related to crude oil, as compared to our international hedging activities in 2002 which represented an average of 379,000 barrels of oil equivalent per day of physical movements, of which 43.5% was related to fuel oil, 13.3% was related to gasoline, 28.0% was related to diesel and 7.3% was related to crude oil. This increase in our international derivative transactions was a result of normal fluctuations in our operations.

PEPSA consummated commodity derivative transactions, referenced to WTI, for 40% of its total sales volume (corresponding to 11,963 thousand boe) at December 31, 2003. The operations settled in the year generated a loss in the approximate amount of U.S.$67 million. At December 31, 2003, the open positions on the futures market, when compared to their market value, represented a negative result of approximately U.S.$187 million, if liquidated on that date. These transactions were accounted for as cash flow hedges in accordance with SFAS No. 133—Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”).

Interest Rate and Exchange Rate Risk

The interest rate risk to which we are exposed is a function of our long-term debt and, to a lesser extent, our short-term debt. Our long-term debt consists principally of notes and borrowings incurred primarily in connection with capital expenditures and investments in exploration and development projects and loans to affiliated companies. Approximately 90% of our long-term debt is denominated in currencies other than Reais, principally U.S. dollars, and to a lesser extent, Japanese Yen and euro-linked European currencies. Our short-term debt consists principally of U.S. dollar denominated import and export financing and working capital borrowings from commercial banks. In general, our foreign currency floating rate debt is principally subject to fluctuations in LIBOR. Our floating rate debt denominated in Reais is principally subject to fluctuations in the Taxa de Juros de Longo Prazo (Brazilian long-term interest rate, or TJLP), as fixed by the National Monetary Council. See Note 12 to our audited consolidated financial statements.

We currently do not utilize derivative instruments to manage our exposure to interest rate fluctuation. We have been considering various forms of derivatives to reduce our exposure to interest rate fluctuations and may utilize these financial instruments in the future.

PEPSA holds an interest rate contract to manage the volatility of the LIBOR rate implied in a Class C negotiable instrument, establishing the respective interest rate at 7.93% annually. If this instrument were to be liquidated, considering the rates used at the date, a net loss of approximately U.S.$6 million would be recorded. This contract qualifies for hedge accounting in accordance with SFAS 133.

The exchange rate risk to which we are exposed is limited to the balance sheet and derives principally from the incidence of non-Real denominated obligations in our debt portfolio. In the event of a devaluation of the Real against the foreign currency in which our debt is denominated, we will incur a monetary loss with respect to such debt. However, a considerable part of our operating revenue is linked to the U.S. dollar since our oil product prices are based on international prices, while some expenses are not. See Item 5 “Operating and Financial Review and Prospects-General.”

The table below provides summary information regarding our exposure to interest rate and exchange rate risk in our total debt portfolio for 2003 and 2002. Total debt portfolio includes long-term debt, capital leases, project financings, and current portions thereof, and short-term debt.

	Total Debt Portfolio
	2003	2002
Real denominated	10.8%	13.5%
o/w fixed rate	0.1	0.0
o/w floating rate	10.7	13.5
Dollar denominated	84.3	78.3
o/w fixed rate	38.3	34.8
o/w floating rate (includes short-term debt)	46.0	43.5
Other currencies (primarily Yen)	4.9	8.2
o/w fixed rate	4.5	6.8
o/w floating rate	0.4	1.4

Total	100.0%	100.0%

	Total Debt Portfolio
	2003	2002
Floating Rate Debt
Real denominated	10.7%	13.5%
Foreign Currency Denominated	46.4	44.9
Fixed Rated Debt
Real denominated	0.1	—
Foreign Currency Denominated	42.8	41.6
Total	100.0%	100.0%

	Total Debt Portfolio
	2003	2002
U.S. dollars	84.28%	78.3%
Euro	1.95	2.6
Japanese Yen	2.87	5.6
British Pounds	0.01	0.0
Brazilian Reais	10.83	13.5
Argentine Pesos	0.06	0.0
Total	100.00%	100.0%

The table below provides information about our total debt obligations as of December 31, 2003, which are sensitive to changes in interest rates and exchange rates. This table presents, by expected maturity dates and currency, the principal cash flows and related average interest rates of these obligations. Variable interest rates are based on the applicable reference rate, LIBOR, TJLP, IGP-M, CDI (Certificado de Depósito Interbancário, or Interbank Deposit Certificate) as of December 31, 2003:

	2004	2005	2006	2007	2008	2009-2031	Total	Fair Value as of December 31, 2003
Debt in British Pounds:
Variable rate debt	$1,186	$—	$—	$—	$—	$—	$1,186	$1,186
Average interest rate	8.56%
Debt in EURO:
Fixed rate debt	$131,221	$15,075	$15,153	$183,154	$13,361	$21,926	$379,891	$374,718
Average interest rate	8.93%	12.81%	12.76%	6.98%	13.99%	14.44%
Variable rate debt	$13,565	$12,282	$11,742	$8,118	$1,540	$815	$48,063	$48,063
Average interest rate	9.52%	8.81%	8.46%	8.09%	8.29%	8.29%
Debt in Japanese Yen:
Fixed rate debt	$101,348	$94,537	$80,407	$68,996	$92,907	$145,492	$583,686	$583,686
Average interest rate	7.58%	7.53%	6.46%	5.45%	5.27%	4.93%
Variable rate debt	$2,591	$1,229	$1,911	$1,911	$1,910	$35,261	$44,813	$44,813
Average interest rate	9.05%	9.05%	9.05%	9.05%	9.05%	9.05%
Debt in U.S. dollars:
Fixed rate debt	$514,954	$509,310	$612,498	$1,448,666	$1,173,900	$4,130,711	$8,390,039	$9,240,679
Average interest rate	8.40%	9.00%	10.26%	8.41%	10.39%	8.77%
Variable rate debt	$2,633,516	$1,492,327	$1,435,194	$1,585,697	$705,680	$2,207,698	$10,060,112	$10,043,646
Average interest rate	5.03%	6.53%	6.07%	7.03%	6.39%	6.33%
Debt in Brazilian Reais:
Fixed rate debt	$—	$—	$—	$—	$—	$30,335	$30,335	$40,075
Average interest rate	14.50%	14.50%	14.50%	14.50%	14.50%	14.50%
Variable rate debt	$283,175	$561,631	$223,110	$137,540	$146,004	$987,945	$2,339,407	$2,351,938
Average interest rate	15.07%	14.74%	14.75%	13.99%	14.07%	14.22%
Debt in Argentine Pesos:
Fixed rate debt	$12,178	$538	$—	$—	$—	$—	$12,716	$12,716
Average interest rate	8.56%	16.39%
Total debt obligations	$3,693,734	$2,686,931	$2,380,015	$3,434,081	$2,135,304	$7,560,184	$21,890,249	$22,741,516

In 2000, we entered into three zero-cost foreign exchange collars (combined put and call options) to reduce our exposure to variations with a notional amount of approximately U.S.$470 million between the U.S. dollar and the Japanese Yen exchange rate, and between the U.S. dollar and Euro exchange rate. These collars establish a ceiling and a floor for the associated exchange rates. If the exchange rate falls below the defined floor, the counterparty will pay to us the difference between the actual rate and the floor rate on the notional amount. Conversely, if the exchange rate increases above the defined ceiling, we will pay to the counterparty the difference between the actual rate and the ceiling rate on the notional amount. We do not account for these derivative contracts as hedge derivative instruments.

The Yen zero-cost collar contracts expired on September 8, 2003, and were settled by a cash payment of U.S.$68 million.

The table below provides information about our zero-cost foreign exchange collars by contract. The table presents the notional amount of the related debt obligation, the floor and ceiling rates, the fair values of the put and call options and the expiration date of each contract.

	Austrian Schilling	Italian Lira
Notional amount of debt (U.S.$ in millions)	$114.4	$169.1
Contractual rates(1)
Interest payments
Floor	0.9400	0.9400
Ceiling	1.1800	1.1800
Final principal payments
Floor	0.9525	1.0725
Ceiling	1.1800	1.1800
Fair value as of December 31, 2003 (U.S.$ in millions)
Put Option	$0.0	$(4.5)
Call Option	$9.4	$21.4
Expiration date	2004	2007

(1)	Contractual rates are presented as the U.S. dollar to Euro for the Austrian Schilling and Italian Lira contracts, as specified in the contract.

Inflation

The inflation rate in Brazil has declined significantly in recent years. Average monthly inflation, as measured by the IGP, was 43.2% during the first half of 1994 and the monthly rate of inflation reached 46.6% in June 1994. During the second half of 1994, the average monthly rate of inflation declined to 2.7%. The average monthly rate of inflation continually declined until 1998, reaching 5.9% in 1994, 1.2% in 1995, 0.8% in 1996, 0.6% in 1997 and 0.1% in 1998. The average monthly rate of inflation rose to 1.5% in 1999, declined to 0.8% in 2000, and rose to 0.83% in 2001, and increased to 2.0% in 2002. During 2003, the average monthly rate of inflation decreased to 0.6%. The annual inflation rate for 1998 was 1.7%, versus 7.5% in 1997, 9.3% in 1996, 14.8% in 1995 and 909.6% in 1994. However, the annual inflation rate rose to 20.0% in 1999 and was 9.8% in 2000, 10.4% in 2001, and 26.4% in 2002 before decreasing to 7.7% in 2003.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

We carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2003 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors currently serves as our audit committee for purposes of the Sarbanes-Oxley Act of 2002. Our board of directors has reviewed the qualifications and backgrounds of its members and determined that board members Fabio Colleti Barbosa and Dilma Vana Rousseff are audit committee financial experts within the meaning of this Item 16A.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics applicable to our employees and a Code of Good Practices applicable to our directors and executive officers. No waivers of the provisions of the Code of Ethics or Code of Good Practices are permitted. Both documents are available on Petrobras’ website: www.petrobras.com.br/investor relations/corporate governance.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Pricewaterhouse Coopers Auditores Independentes in 2002 and from January to March of 2003, and Ernst & Young Auditores Independentes S/S from March 2003 until December 31, 2003, during the fiscal years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002	2003
	PWC	EY	PWC	Total
	(in thousands of Reais)
Audit fees	4,793	6,892	3,451	10,343
Audit-related fees	1,022	836	983	1,819
Tax fees	444	152	408	560
Other fees	5,977	—	3,767	3,767

Total fees	12,236	7,880	8,609	16,489

Audit fees in the above table are the aggregate fees billed by Pricewaterhouse Coopers Auditores Independentes and Ernst & Young Auditores Independentes S/S in connection with the audit of our annual financial statements (U.S. GAAP and Brazilian GAAP), interim reviews (U.S. GAAP and Brazilian GAAP), subsidiary audits (U.S. GAAP and Brazilian GAAP, among others) and review of periodic documents filed with the SEC.

Audit-related fees in the above table are the aggregate fees billed by Pricewaterhouse Coopers Auditores Independentes and Ernst & Young Auditores Independentes S/S for assurance and related services with due diligence, our shelf registration with the SEC and attest services that are not required by statute or regulation.

Tax fees in the above table are fees billed by Pricewaterhouse Coopers Auditores Independentes and Ernst & Young Auditores Independentes S/S for services related to tax planning and tax advice.

Other fees in the above table are fees billed by Pricewaterhouse Coopers Auditores Independentes primarily related to services rendered with respect to environmental liabilities, the PEGASO program, the Pipeline Integrity Program, and to a lesser degree, our Strategic Plan, organizational structure and data processing services.

Audit Committee Approval Policies and Procedures

Since we do not have an audit committee, our board of directors performs those functions. Our board of directors has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our board of directors expressly approves on a case-by-case basis any engagement of our independent auditors for all services provided to our subsidiaries or to us. Our bylaws prohibit our independent auditors from providing any consulting services to our subsidiaries or to us.

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See pages F-2 through F-103, incorporated herein by reference.

ITEM 19. EXHIBITS

No.	Description

1.1	Amended By-Laws of Petróleo Brasileiro S.A.-Petrobras (together with an English version).

2.1	Deposit Agreement dated as of July 14, 2000, among Petrobras and Citibank, N.A., as depositary, and registered holders and beneficial owners from time to time of the American Depositary Shares, representing the common shares of Petrobras (incorporated by reference to exhibit of Petrobras’ Registration Statement on Form F-6 filed with the Securities and Exchange Commission on July 17, 2000 (File No. 333-123000)).

2.2	Amended and Restated Deposit Agreement dated as of February 21, 2001, among Petrobras and Citibank, N.A., as depositary, and the registered holders and beneficial owners from time to time of the American Depositary Shares, representing the preferred shares of Petrobras (incorporated by reference to exhibit 4.1 of Amendment No. 1 to Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 3, 2001 (File No. 333-13660)).

2.3	Amendment No. 1, dated as of March 23, 2001, to the Amended and Restated Deposit Agreement, dated as of February 21, 2001, among Petrobras, Citibank N.A., as depositary, and the registered holders and beneficial owners from time to time of the American Depositary Shares representing the preferred shares of Petrobras (incorporated by reference to Exhibit 4.2 of Amendment No. 1 to Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 3, 2001 (File No. 333-13660)).

2.4	Indenture, dated as of July 19, 2002, between Petrobras and JPMorgan Chase Bank, as Trustee (incorporated by reference to exhibit 4.4 of the Registration Statement of Petrobras International Finance Company and Petrobras on Form F-3, filed with the Securities and Exchange Commission on July 5, 2002, and amendments to which were filed on July 19, 2002 and August 14, 2002 (File No. 333-92044-01)).

2.5	Indenture, dated as of July 19, 2002, between Petrobras International Finance Company and JPMorgan Chase Bank, as Trustee (incorporated by reference to exhibit 4.5 of the Registration Statement of Petrobras International Finance Company and Petrobras on Form F-3, filed with the Securities and Exchange Commission on July 5, 2002, and amendments to which were filed on July 19, 2002 and August 14, 2002 (File No. 333-92044-01)).

2.6	First Supplemental Indenture, dated as of March 31, 2003, between Petrobras International Finance Company (PIFCo) and JPMorgan Chase Bank, as Trustee, relating to the 9.00% Global Step-Up Notes due 2008 (incorporated by reference to exhibit 2.6 of Petrobras’ annual report on Form 20-F for the fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on June 19, 2002 (File No. 1-15106)).

2.7	Second Supplemental Indenture, dated as of July 2, 2003, between Petrobras International Finance Company (PIFCo) and JPMorgan Chase Bank, as Trustee, relating to the 9.125% Global Notes due 2013.

2.8

Amended and Restated Second Supplemental Indenture, initially dated as of July 2, 2003, as amended and restated as of September 18, 2003, between Petrobras International Finance Company (PIFCo) and JPMorgan Chase Bank, as Trustee, relating to the 9.125% Global Notes due 2013.

2.9

Third Supplemental Indenture, dated as of December 10, 2003, between Petrobras International Finance Company (PIFCo) and JPMorgan Chase Bank, as Trustee, relating to the 8.375% Global Notes due 2018.

The amount of long-term debt securities of Petrobras authorized under any given instrument does not exceed 10% of its total assets on a consolidated basis. Petrobras hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of its long-term debt or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Form of Concession Agreement for Exploration, Development and Production of crude oil and natural gas executed between Petrobras and ANP (incorporated by reference to Exhibit 10.1 of Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 14, 2000 (File No. 333-12298)).

4.2	Purchase and Sale Agreement of natural gas, executed between Petrobras and Yacimientos Petroliferos Fiscales Bolivianos-YPFB (together with and English version) (incorporated by reference to Exhibit 10.2 to Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 14, 2000 (File No. 333-12298)).

8.1	For our organizational structure, including a list of subsidiaries, their jurisdiction of incorporation and names under which they do business, see “Item 4. Information on the Company—Organizational Structure.”

10.1	Consent letter of DeGolyer and MacNaughton.

12.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Ernst & Young Auditores Independentes S/S consent to the incorporation by reference in the Registration Statement (Form F-3 No. 333-92044) of Petroleo Brasileiro S.A.– PETROBRAS (“Petrobras) of its report dated February 13, 2004, with respect to the consolidated financial statements for the year ended December 31, 2003 of Petrobras and its subsidiaries included in this Annual Report (Form 20-F) for the year ended December 31, 2003.

GLOSSARY OF PETROLEUM INDUSTRY TERMS

Unless the context indicates otherwise, the following terms have the meanings shown below:

“barrels” or “bbls”	Barrels of crude oil.

“catalytic cracking”	A process by which hydrocarbon molecules are broken down (cracked) into lighter fractions by the action of a catalyst.

“condensate”	Light hydrocarbon substances produced with natural gas which condense into liquid at normal temperatures and pressures associated with surface production equipment.

“crude oil”	Crude oil, including NGLs.

“distillation”	A process by which liquids are separated or refined by vaporization followed by condensation.

“heavy crude oil”	Crude oil with API density less than or equal to 27°.

“light crude oil”	Crude oil with API density higher than 27°.

“LPG”	Liquefied petroleum gas, which is a mixture of saturated and unsaturated hydrocarbons, with up to five carbon atoms, used as domestic fuel.

“NGLs”	Natural gas liquids, which are light hydrocarbon substances produced with natural gas which condense into liquid at normal temperatures and pressures.

“Proved reserves”	Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

“Proved developed reserves”	Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

“Proved undeveloped reserves”	Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion, but does not include reserves attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are claimed only where it is demonstrated with certainty that there is continuity of production from the existing productive formation.

ABBREVIATIONS

Bbl	Barrel
Bcf	Billion cubic feet
Boe	Barrels of oil equivalent
Bpd	Barrels per day
Cf	Cubic feet
Km	Kilometer
Km2	Square kilometers
Mbbl	Thousand barrels
Mboe	Thousand barrels of oil equivalent
Mbpd	Thousand barrels per day
Mcf	Thousand cubic feet
MMbbl	Million barrels
MMboe	Million barrels of oil equivalent
MMcf	Million cubic feet
MMcmd	Million cubic meters per day
MMcfpd	Million cubic feet per day
MMscfd	Million standard cubic feet per day
m3	Cubic meters

CONVERSION TABLE

1 barrel	=	42 U.S. gallons
1 domestic barrel of oil equivalent	=	1 barrel of crude oil	=	5,614.4 cubic feet of natural gas through December 31, 1999 and 6,000 cubic feet of natural gas as of December 31, 2000.
1 international barrel of oil equivalent	=	1 barrel of crude oil	=	6,000.0 cubic feet of natural gas
1 cubic meter of natural gas	=	35.314 cubic feet	=	0.0063 barrels of oil equivalent
1 Km	=	0.625 miles
1 Km2	=	247.1 acres
1 ton of crude oil	=	1 metric ton (1,000 kilograms of crude oil)	=	Approximately 7.5 barrels of crude oil (assuming an atmospheric pressure index gravity of 37° API)
1 meter	=	3.2808 feet

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Petróleo Brasileiro S.A.-PETROBRAS, hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on June 30, 2004.

Petróleo Brasileiro S.A. - PETROBRAS

By:	/s/ JOSÉ EDUARDO DE BARROS DUTRA
Name:	José Eduardo De Barros Dutra
Title:	Chief Executive Officer

By:	/s/ JOSÉ SÉRGIO GABRIELLI DE AZEVEDO
Name:	José Sérgio Gabrielli de Azevedo
Title:	Chief Financial Officer

CONSOLIDATED FINANCIAL STATEMENTS

PETRÓLEO BRASILEIRO

S.A. - PETROBRAS AND

SUBSIDIARIES

December 31, 2003, 2002 and 2001, together

With Report of Independent Registered Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

PETRÓLEO BRASILEIRO S.A. - PETROBRAS:

We have audited the accompanying consolidated balance sheet of PETRÓLEO BRASILEIRO S.A. - PETROBRAS and subsidiaries as of December 31, 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PETRÓLEO BRASILEIRO S.A. - PETROBRAS and subsidiaries at December 31, 2003, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Effective January 1, 2003, the Company adopted SFAS No. 143 - Accounting for Asset Retirement Obligations (“SFAS 143”). Additionally, at December 31, 2003 the Company adopted FIN 46 “Consolidation of Variable Interest Entities” as discussed in Note 3.

ERNST & YOUNG

Auditores Independentes S/S

Paulo José Machado

Partner

Rio de Janeiro, Brazil

February 13, 2004

P ETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2003, and 2002

Expressed in Millions of United States Dollars

	As of December 31,
	2003	2002
Assets

Current assets
Cash and cash equivalents (Note 5)	9,610	3,301
Accounts receivable, net (Note 7)	2,905	2,267
Inventories (Note 8)	2,947	2,540
Deferred income tax (Note 4)	256	271
Recoverable taxes	917	672
Advances to suppliers	504	794
Other current assets	761	477

	17,900	10,322

Property, plant and equipment, net (Note 9)	30,805	18,224

Investments in non-consolidated companies and other investments (Note 10)	1,173	334

Other assets
Accounts receivable, net (Note 7)	528	369
Advances to suppliers	416	450
Petroleum and alcohol account – receivable from Federal Government (Note 11)	239	182
Government securities (Note 6)	283	176
Marketable securities	340	208
Unrecognized pension obligation (Note 17)	—	61
Restricted deposits for legal proceedings and guarantees (Note 22 (a))	543	290
Recoverable taxes	467	156
Goodwill in PEPSA and PELSA (Note 19)	183	—
Investment in PEPSA and PELSA (Note 19)	—	1,073
Prepaid expenses	190	100
Other assets	545	209

	3,734	3,274

Total assets	53,612	32,154

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2003, and 2002

Expressed in Millions of United States Dollars

	As of December 31,
	2003	2002
Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	2,261	1,702
Income tax	148	119
Taxes payable, other than income taxes	2,157	1,682
Short-term debt (Note 12)	1,329	671
Current portion of long-term debt (Note 12)	1,145	727
Current portion of project financings (Note 14)	842	239
Current portion of capital lease obligations (Note 15)	378	349
Accrued interest	181	120
Dividends and interest on capital payable (Note 18)	1,139	307
Contingencies (Note 22)	84	318
Payroll and related charges	581	283
Advances from customers	258	119
Ventures under consortium agreements	166	106
Employee benefits obligation - Pension (Note 17)	160	89
Other payables and accruals	392	432

	11,221	7,263

Long-term liabilities
Long-term debt (Note 12)	11,888	6,987
Project financings (Note 14)	5,066	3,800
Employee benefits obligation - Pension (Note 17)	1,895	1,363
Employee benefits obligation - Health care (Note 17)	1,580	1,060
Capital lease obligations (Note 15)	1,242	1,907
Deferred income tax (Note 4)	1,122	259
Provision for abandonment of wells (Note 3 (a))	396	—
Thermoelectric liabilities (Note 3 (b))	1,142	—
Contingencies (Note 22)	271	50
Other liabilities	270	300

	24,872	15,726

Minority interest	367	(136)

Shareholders’ equity
Shares authorized and issued (Note 18)
Preferred share - 2003 - 462,369,507 shares (2002 - 451,935,669 shares)	2,973	2,459
Common share - 2003 and 2002 - 634,168,418 shares	4,289	3,761
Capital reserve (Note 18)	118	89
Retained earnings
Appropriated (Note 18)	10,696	5,585
Unappropriated	14,957	16,085
Accumulated other comprehensive income
Cumulative translation adjustments	(14,450)	(17,306)
Amounts not recognized as net periodic pension cost, net of tax (Note 17)	(1,588)	(1,361)
Unrealized gains (losses) on securities, net of tax	157	(11)

	17,152	9,301

Total liabilities and shareholders’ equity	53,612	32,154

P ETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

December 31, 2003, 2002 and 2001

Expressed in Millions of United States Dollars (except number of shares and earnings per share)

	Year ended December 31,
	2003	2002	2001
Sales of products and services	42,690	32,987	34,145
Less:
Value-added and other taxes on sales and services	(6,348)	(5,241)	(8,627)
Contribution of intervention in the economic domain charge - CIDE	(5,545)	(5,134)	—
Specific parcel price - PPE	—	—	(969)

Net operating revenues	30,797	22,612	24,549

Cost of sales	15,416	11,506	12,807
Depreciation, depletion and amortization	1,785	1,930	1,729
Exploration, including exploratory dry holes	512	435	404
Selling, general and administrative expenses	2,091	1,741	1,751
Impairment (Note 9 (b))	70	75	145
Research and development expenses	201	147	132

Total costs and expenses	20,075	15,834	16,968

Equity in results of non-consolidated companies (Note 10)	141	(178)	(8)
Financial income (Note 13)	602	1,142	1,375
Financial expense (Note 13)	(1,247)	(774)	(808)
Monetary and exchange variation on monetary assets and liabilities, net (Note 13)	509	(2,068)	(915)
Employee benefit expense	(595)	(451)	(594)
Other taxes	(333)	(360)	(295)
Loss on government securities (Note 6)	—	—	(1,099)
Other expenses, net	(1,026)	(857)	(445)

	(1,949)	(3,546)	(2,789)

Income before income taxes and minority interest and accounting change	8,773	3,232	4,792

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

December 31, 2003, 2002 and 2001

Expressed in Millions of United States Dollars (except number of shares and earnings per share)

	Year ended December 31,
	2003	2002	2001
Income tax expense (Note 4)
Current	(2,599)	(1,269)	(1,196)
Deferred	(64)	116	(193)

	(2,663)	(1,153)	(1,389)

Minority interest in results of consolidated subsidiaries	(248)	232	88

Income before effect of change in accounting principle	5,862	2,311	3,491

Cumulative effect of change in accounting principle, net of taxes	697	—	—

Net income for the year	6,559	2,311	3,491

Net income applicable to each class of shares
Common/ADS	3,793	1,349	2,038
Preferred/ADS	2,766	962	1,453

Net income for the year	6,559	2,311	3,491

Basic and diluted earnings per share (Note 18 (b))
Common/ADS and Preferred/ADS
Before effect of change in accounting principle	5.35	2.13	3.21
After effect of change in accounting principle	5.98	2.13	3.21

Weighted average number of shares outstanding
Common/ADS	634,168,418	634,168,418	634,168,418
Preferred/ADS	462,369,507	451,935,669	451,935,669

P ETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

December 31, 2003, 2002 and 2001

Expressed in Millions of United States Dollars

	Year ended December 31,
	2003	2002	2001
Cash flows from operating activities
Net income for the year	6,559	2,311	3,491
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, depletion and amortization	1,805	1,951	1,731
Dry hole costs	207	198	194
Loss on property, plant and equipment	119	99	811
Loss on government securities	—	—	1,099
Minority interest in loss (income) of subsidiaries	248	(232)	(88)
Deferred income taxes	64	(116)	193
Foreign exchange and monetary loss (gain)	(138)	2,714	807
Accretion expense – asset retirement obligation	43	—	—
Impairment of oil and gas properties	70	75	145
Provision for uncollectible accounts	25	56	421
Gain on exchange of businesses with Repsol-YPF	—	—	(500)
Cumulative effect of change in accounting principle, net of taxes	(697)	—	—
Equity in the results of non-consolidated companies	(141)	178	8
Others	1	2	(93)

Decrease (increase) in assets
Accounts receivable, net	(477)	(541)	(102)
Petroleum and Alcohol Account	(15)	(157)	1,173
Interest receivable on government securities	(157)	(10)	(243)
Inventories	244	(1,139)	232
Advances to suppliers	562	(797)	(240)
Prepaid expenses	96	(31)	(206)
Recoverable taxes	(365)	(190)	(422)
Others	90	(266)	(47)

Increase (decrease) in liabilities
Trade accounts payable	(156)	669	(64)
Payroll and related charges	222	95	84
Taxes payable, other than income taxes	60	441	212
Employee postretirement benefits, net of unrecognized pension obligation	535	177	(61)
Risk management activities	41	68	123
Accrued interest	62	158	58
Contingencies	(78)	365	37
Abandonment	(29)	—	—
Other liabilities	(231)	209	(10)

Net cash provided by operating activities	8,569	6,287	8,743

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

December 31, 2003, 2002 and 2001

Expressed in Millions of United States Dollars

	Year ended December 31,
	2003	2002	2001
Cash flows from investing activities
Additions to property, plant and equipment	(6,551)	(4,911)	(4,254)
Investment in Perez Companc S.A - PEPSA	—	(1,073)	—
Investments in thermoelectric plants	—	(447)	(15)
Investment in non-consolidated companies	(73)	(153)	(207)
Dividends received from non-consolidated companies	13	11	24
Restricted deposits for legal proceedings	(188)	(84)	(140)
Effect on cash from merger with subsidiaries and affiliates	231	—	—
Effect on cash of FIN 46 adoption	1,049	—	—
Others	—	1	—

Net cash used in investing activities	(5,519)	(6,656)	(4,592)

Cash flows from financing activities
Short-term debt, net issuances and repayments	321	(367)	(1,648)
Proceeds from issuance of long-term debt	4,629	1,937	2,347
Principal payments on long-term debt	(1,315)	(1,173)	(1,023)
Project financing funding (payments)	(208)	(746)	760
Payment of finance lease obligations	(108)	(247)	(465)
Dividends paid to shareholders	(941)	(999)	(1,702)
Dividends paid to minority interests	(2)	(19)	(23)

Net cash provided by (used) in financing activities	2,376	(1,614)	(1,754)

Increase (decrease) in cash and cash equivalents	5,426	(1,983)	2,397
Effect of exchange rate changes on cash and cash equivalents	883	(2,076)	(863)
Cash and cash equivalents at beginning of year	3,301	7,360	5,826

Cash and cash equivalents at end of year	9,610	3,301	7,360

	Year ended December 31,
	2003	2002	2001
Supplemental cash flow information:
Cash paid during the year for
Interest	622	200	393
Income taxes	2,384	812	951
Withholding income tax on financial investments	47	120	178

Non-cash investing and financing transactions during the year
Capital lease obligations	—	144	406
Project finance expenditures funded by special purpose companies	—	946	1,121
Net assets acquired in purchased business combination with Repsol-YPF	—	—	424
Transfer of Government securities to PETROS	—	313	2,140
Consolidation of merchant type thermoelectrics	1,142	—	—
Exchange of BR shares for PETROBRAS preferred shares	130	—	—
Recognition of asset retirement obligation – FAS 143	114	—	—

P ETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

December 31, 2003, 2002 and 2001

Expressed in Millions of United States Dollars (except per-share amounts)

	Year ended December 31,
	2003	2002	2001
Preferred shares
Balance at January 1	2,459	1,882	1,882
Capital increase with issue of preferred shares	130	—	—
Capital increase with undistributed earnings reserve	384	577	—

Balance at December 31	2,973	2,459	1,882

Common shares
Balance at January 1	3,761	2,952	2,952
Capital increase with undistributed earnings reserve	528	809	—

Balance at December 31	4,289	3,761	2,952

Capital reserve – fiscal incentive
Balance at January 1	89	128	37
Transfer from (to) unappropriated retained earnings	29	(39)	91

Balance at December 31	118	89	128

Accumulated other comprehensive income

Cumulative translation adjustments
Balance at January 1	(17,306)	(11,854)	(9,159)
Change in the year	2,856	(5,452)	(2,695)

Balance at December 31	(14,450)	(17,306)	(11,854)

Amounts not recognized as net periodic pension cost
Balance at January 1	(1,361)	(1,867)	(1,516)
(Increase) decrease in additional minimum liability	(344)	724	(524)
Tax effect on above	117	(218)	173

Balance at December 31	(1,588)	(1,361)	(1,867)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

December 31, 2003, 2002 and 2001

Expressed in Millions of United States Dollars (except per-share amounts)

	Year ended December 31,
	2003	2002	2001
Unrecognized gains (losses) on securities
Balance at January 1	(11)	13	65
Unrealized gains (losses)	254	(36)	(77)
Tax effect on above	(86)	12	25

Balance at December 31	157	(11)	13

Appropriated retained earnings

Legal reserve
Balance at January 1	643	768	648
Transfer from (to) unappropriated retained earnings, net of gain or loss on translation	446	(125)	120

Balance at December 31	1,089	643	768

Unrealized income reserve
Balance at January 1	—	—	1,471
Transfer from (to) unappropriated retained earnings	—	—	(1,471)

	—	—	—

Undistributed earnings reserve
Balance at January 1	4,778	5,886	3,648
Capital increase	(912)	(1,386)	—
Transfer from unappropriated retained earnings, net of gain or loss on translation	5,506	278	2,238

Balance at December 31	9,372	4,778	5,886

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

December 31, 2003, 2002 and 2001

Expressed in Millions of United States Dollars (except per-share amounts)

	Year ended December 31,
	2003	2002	2001
Statutory reserve
Balance at January 1	164	215	221
Transfer from (to) unappropriated retained earnings, net of gain or loss on translation	71	(51)	(6)

Balance at December 31	235	164	215

Total appropriated retained earnings	10,696	5,585	6,869

Unappropriated retained earnings

Balance at January 1	16,085	15,124	14,456
Net income for the year	6,559	2,311	3,491
Dividends (per share: 2003 - US$ 1.49 to common and preferred shares; 2002 - US$ 1.19 to common and preferred shares; 2001 - US$ 1.62 to common and preferred shares)	(1,635)	(1,287)	(1,851)
Appropriation (to) from fiscal incentive reserve	(29)	39	(91)
Appropriation to reserves	(6,023)	(102)	(881)

Balance at December 31	14,957	16,085	15,124

Total shareholders’ equity	17,152	9,301	13,247

Comprehensive income (loss) is comprised as follows:

Net income for the year	6,559	2,311	3,491
Cumulative translation adjustments	2,856	(5,452)	(2,695)
Amounts not recognized as net periodic pension cost	(227)	506	(351)
Unrealized gain on available-for-sale securities	168	(24)	(52)

Total comprehensive income (loss)	9,356	(2,659)	393

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

1. The Company and its operations

PETRÓLEO BRASILEIRO S.A. - PETROBRAS is Brazil’s national oil company and, directly or through its subsidiaries (collectively, “PETROBRAS” or the “Company”), is engaged in the exploration, exploitation and production of oil from reservoir wells, shale and other rocks, and in the refining, processing, trade and transport of oil and oil derivatives, natural gas and other fluid hydrocarbons, in addition to other energy related activities. Additionally, PETROBRAS may promote the research, development, production, transport, distribution and marketing of all sectors of energy, as well as other related or similar activities.

PETROBRAS was incorporated under Law No. 2,004 on October 3, 1953. Until November of 1995, PETROBRAS was the exclusive agent of the Brazilian Federal Government (the “Federal Government”) for purposes of exploiting the Federal Government’s constitutional and statutory control over activities involving exploration, production, refining, distribution, import, export, marketing and transportation of hydrocarbons and oil products in Brazil and its continental waters. When adopted in 1953, the relevant provisions of the Brazilian constitution and statutory law gave the Federal Government a monopoly in these areas subject only to the right of companies then engaged in oil refining and the distribution of oil and oil products to continue those activities in Brazil. Therefore, except for limited competition from those companies in their grandfathered activities, PETROBRAS had a monopoly over its businesses for approximately 42 years. As a result of a change in the Brazilian constitution in November of 1995, and the subsequent and ongoing implementation of that change, PETROBRAS has ceased to be the Federal Government’s exclusive agent in Brazil’s hydrocarbons sector and up to 2001 had been operating in an environment of gradual deregulation and increasing competition.

In accordance with Law No. 9,478 (“Petroleum Law”) and Law No. 9,990, dated August 6, 1997 and July 21, 2000, respectively, the fuel market in Brazil was totally liberalized beginning January 1, 2002 permitting other companies to produce and sell on the domestic market, and also to import and export oil products.

The Company also has oil and gas operations in international locations, with the most significant international operations being in other Latin American countries.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

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

(a)	Basis of financial statements preparation

The accompanying consolidated financial statements of PETRÓLEO BRASILEIRO S.A. - PETROBRAS (the Company) have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC). U.S. GAAP differs in certain respects from Brazilian accounting practice as applied by PETROBRAS in its statutory financial statements prepared in accordance with Brazilian Corporate Law and regulations promulgated by the Brazilian Securities Commission (CVM).

The U.S. dollar amounts for the years presented have been translated from the Brazilian Real amounts in accordance with Statement of Financial Accounting Standards SFAS No. 52 - Foreign Currency Translation (“SFAS 52”) as applicable to entities operating in non-hyperinflationary economies. Transactions occurring in foreign currencies are first remeasured to the Brazilian Real and then translated to the U.S. dollar, with remeasurement gains and losses being recognized in the statements of income. While PETROBRAS has selected the U.S. Dollar as its reporting currency, the functional currency of PETROBRAS is the Brazilian Real.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

2. Summary of significant accounting policies—Continued

(a)	Basis of financial statements preparation—Continued

The Company has translated all assets and liabilities into U.S. dollars at the current exchange rate (R$ 2.8892 and R$ 3.5333 to US$ 1.00 at December 31, 2003 and 2002, respectively), and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the year. The net translation gain/ (loss) in the amount of US$ 2,856 in 2003 (2002 - US$ (5,452) and 2001 - US$ (2,695)) resulting from this remeasurement process was excluded from income and presented as a cumulative translation adjustment (“CTA”) within Other Comprehensive Income in the statement of changes in shareholders’ equity.

(b)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries in which (a) the Company directly or indirectly has either a majority of the equity of the subsidiary or otherwise has management control, or (b) the Company has determined itself to be the primary beneficiary of a variable interest entity in accordance with FIN 46 (Note 3(b)). Intercompany accounts and transactions are eliminated.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

2. Summary of significant accounting policies—Continued

(b)	Basis of consolidation—Continued

The following majority-owned subsidiaries and variable interest entities are consolidated:

Subsidiary companies	Activity
Petrobras Química S.A. - PETROQUISA	Petrochemical
Petrobras Distribuidora S.A. - BR	Distribution
BRASPETRO Oil Services Company - BRASOIL	International operations
BRASPETRO Oil Company - BOC	International operations
PIB - Petrobras Internacional - BRASPETRO B.V. (1)	International operations
Petrobras Energia Ltda.	Energy
Petrobras Negócios Eletrônicos S.A.	Corporate
Petrobras Gás S.A. - GASPETRO	Gas transportation
Petrobras International Finance Company - PIFCO	Marketing
Petrobras Transporte S.A. - TRANSPETRO	Transportation
Downstream Participações S.A.	Refining and distribution
Petrobras Netherlands BV	Explorations and Production
UTE Nova Piratininga Ltda.	Energy
TERMOR Participações S.A.	Energy
TERMORIO S. A. (3)	Energy
TERMOBAHIA Ltda. (3)	Energy
Ibiritermo S. A. (3)	Energy
EVM Leasing Co. (2)	Explorations and Production
Companhia Petrolifera Marlim (2)	Explorations and Production
NovaMarlim Petroleo S.A. (2)	Explorations and Production
Nova Transportadora do Sudeste S.A.(2)	Transportation
Nova Transportadora do Nordeste S.A.(2)	Transportation
Barracuda e Caratinga Holding Company B.V. (2)	Explorations and Production
Cayman Cabiunas Investments Co. Ltda. (2)	Explorations and Production
Langstrand Holdings S.A.(2)	Explorations and Production
Albacora Japan Petroleum Limited Company (2)	Explorations and Production
Companhia de Recuperação Secundaria (2)	Explorations and Production
PDET ONSHORE S.A. (2)	Explorations and Production
MPX Termoceará Ltda. (4)	Energy
SFE - Sociedade Fluminense de Energia Ltda. (4)	Energy
Consórcio Macaé Merchant (4)	Energy

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

2. Summary of significant accounting policies—Continued

(b)	Basis of consolidation—Continued

(1)	Parent Company of Petrobras Energia S.A-PEPSA. (former Perez Companc S.A.-PECOM) and Petrolera Entre Lomas S.A. – PELSA (former Petrolera Perez Companc S.A.)

(2)	Consolidated according to FIN 46, commencing December 31, 2003. Formerly were special purpose entities formed in connection with project finance transactions.

(3)	Consolidated according to FIN 46, commencing December 31, 2003. Formerly were accounted for as capital leases pursuant to SFAS 13. See Notes 15 and 16.

(4)	Consolidated according to FIN 46, commencing December 31, 2003. Formerly were not consolidated to PETROBRAS financial statements, see Note 16.

(c)	Cash equivalents

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

(e)	Inventories

Inventories are stated as follows:

•	Raw materials comprise principally crude oil inventories, which are stated at the lower of average cost or market value.

•	Oil products and fuel alcohol are stated, respectively, at average refining and purchase cost, adjusted when applicable to their realizable value.

•	Materials and supplies are stated at average purchase cost, not exceeding replacement value and imports in transit are stated at identified cost.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

2. Summary of significant accounting policies—Continued

(f)	Investments in non-consolidated companies

The Company uses the equity method of accounting for all long-term investments for which it owns between 20% and 50% of the investee’s outstanding voting stock or has the ability to exercise significant influence over operating and financial policies of the investee. The equity method requires periodic adjustments to the investment account to recognize the Company’s proportionate share in the investee’s results, reduced by receipt of investee’s dividends.

(g)	Government and marketable securities

The Company holds National Treasury Bonds “Series B” (NTN-B) issued by the Federal Government which are accounted for as available-for-sale securities in accordance with SFAS No. 115 - Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”). The Company has maintained junior trust notes received in connection with the structured finance program as held-to-maturity, and additionally has certain available-for-sale investments in companies with publically traded shares.

(h)	Property, plant and equipment

•	Costs incurred in oil and gas producing activities

The successful efforts method of accounting is used for oil and gas exploration, development and production activities.

•	Property acquisition costs

Costs of acquiring developed or undeveloped leaseholds including lease bonus, brokerage, and other fees are capitalized. The costs of undeveloped properties that become productive are transferred to a producing property account.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

2. Summary of significant accounting policies—Continued

(h)	Property, plant and equipment—Continued

•	Exploratory costs

Exploratory wells that find oil and gas in an area requiring a major capital expenditure before production can begin are evaluated annually to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. Exploratory costs related to areas where commercial quantities have been found are capitalized, and exploratory costs where additional work is underway or planned continue to be capitalized pending final evaluation. Exploratory well costs not meeting either of these tests are charged to expense. All other exploratory costs (including geological and geophysical costs) are expensed as incurred. Exploratory dry holes are expensed.

•	Development costs

Costs of development wells including dry holes, platforms, well equipment and attendant production facilities are capitalized.

•	Production costs

Costs incurred with producing wells are expensed as incurred.

•	Abandonment costs

Through December 31, 2002, the Company recorded abandonment costs in accordance with SFAS No. 19 - Financial Accounting and Reporting by Oil and Gas Production Companies (“SFAS 19”). Under SFAS 19, the estimated costs of dismantlement and removal of oil and gas related facilities are accrued over the properties’ production lives using the unit-of-production method and recognized as accumulated depreciation, depletion and amortization as the expense is recorded. Effective January 1, 2003, the Company adopted SFAS 143 for abandonment costs (see Note 3(a) for information related to the new accounting policy for abandonment costs commencing from January 1, 2003).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

2. Summary of significant accounting policies—Continued

(h)	Property, plant and equipment—Continued

•	Depreciation, depletion and amortization

Depreciation, depletion and amortization of leasehold costs of producing properties are recorded using the unit-of-production method applied on a field by field basis as a ratio of proved reserves produced. Leased production platforms are depreciated on a straight-line basis over the estimated useful lives of the platforms. Depreciation, depletion and amortization of all other capitalized costs (both tangible and intangible) of proved oil and gas producing properties are recorded using the unit-of-production method applied on a field by field basis as a ratio of proved developed reserves produced. Prior to January 1, 2003, estimated dismantlement, restoration and abandonment costs and estimated salvage values are taken into account in determining amortization and depreciation provisions.

Other plant and equipment are depreciated on a straight-line basis over the following estimated useful lives:

Building and improvements	25 years
Equipment and other assets	3-25 years
Platforms	10-25 years
Pipelines	30 years

•	Impairment

In accordance with SFAS No. 144 - Impairment of Long-Lived Assets (“SFAS 144”), management reviews long-lived assets, primarily property, plant and equipment to be used in the business and capitalized costs relating to oil and gas producing activities, whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the bases of undiscounted future cash flows. The reviews are carried out at the lowest level of assets to which the Company is able to attribute identifiable future cash flows. The net book value of the underlying assets is adjusted to their fair value using a discounted future cash flows model, if the sum of the expected undiscounted future cash flows is less than the book value.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

2. Summary of significant accounting policies—Continued

(h)	Property, plant and equipment—Continued

•	Maintenance and repairs

The actual costs of major maintenance, including turnarounds at refineries and vessels, as well as other expenditures for maintenance and repairs, are expensed as incurred.

•	Capitalized interest

Interest is capitalized in accordance with SFAS No. 34 - Capitalization of Interest Cost (“SFAS 34”). Interest is capitalized on specific projects when a construction process involves considerable time and involves major capital expenditures. Capitalized interest is allocated to property, plant and equipment and amortized over the estimated useful lives of the related assets. Interest is capitalized at the Company’s weighted average cost of borrowings.

(i)	Revenues, costs and expenses

Revenues from sales of crude oil and oil products, petrochemical products and others are recognized on an accrual basis when the title is transferred to the customer. Revenues from sales of natural gas are accounted for when the natural gas is transferred to the customer. Subsequent adjustments to revenue based on production sharing agreements or volumetric delivery differences are not significant. Costs and expenses are accounted for on an accrual basis.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

2. Summary of significant accounting policies—Continued

(j)	Income taxes—Continued

PETROBRAS records the tax benefit of all net operating losses as a deferred tax asset and recognizes a valuation allowance for any part of this benefit which management believes that will not be recovered against future taxable income using a “more likely than not” criterion.

(k)	Employee postretirement benefits

The Company sponsors a contributory defined-benefit pension plan covering substantially all of its employees, which is accounted for by the Company in accordance with SFAS No. 87 - Employers’ Accounting for Pensions (“SFAS 87”).

In addition, the Company provides certain health care benefits for retired employees and its dependents. The cost of such benefits is recognized in accordance with SFAS No. 106 - Postretirement Benefits Other Than Pensions (“SFAS 106”).

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

2. Summary of significant accounting policies—Continued

(m)	Accounting for the effect of Federal Government regulation

As provided in the Petroleum Law, the fuel market in Brazil was totally liberalized as of January 1, 2002 permitting other companies to produce and sell on the domestic market and, also, import and export oil products. Additionally, as of January 1, 2002, PETROBRAS is no longer required to charge the prices established by the Federal Government on the sale of oil products, and the realization price is no longer established by a formula adjusted to the international market. Therefore the specific parcial price (Parcela de Preço Específico - PPE) is no longer collected.

Considering the liberation of the market and current legislation, as from January 1, 2002, the Petroleum and Alcohol Account will no longer be used to reimburse expenses related to the supply of oil products and fuel alcohol to PETROBRAS and third parties. The movements in the account during 2002 relate only to (i) payments and adjustments mandated by the Agência Nacional do Petróleo - ANP (“ANP”) with no impact on the income statement and (ii) adjustments resulting from the audit of the account by the ANP.

The impact of Federal Government regulation on the Company’s balance sheet and operating structure has been recorded in the Petroleum and Alcohol Account as of, and for the years ended, December 31, 2003, 2002 and 2001 (see Note 11). The impact of this regulation is recorded in the income statement to correspond with underlying transactions when compliance with applicable law has occurred and collection is reasonably assured.

The Contribuição de Intervenção no Dominio Econômico (Contribution of Intervention in the Economic Domain Charge - CIDE) on the importation and sale of fuels was established by Law No. 10,336 dated December 19, 2001.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

2. Summary of significant accounting policies—Continued

(m)	Accounting for the effect of Federal Government regulation—Continued

The CIDE is a per-transaction payment to the Brazilian Government required to be made by producers, blenders and importers upon sales and purchases of specified oil and fuel products at a set amount for different products based on the unit of measurement typically used for such products.

The Company’s income statement for the year ended December 31, 2001 were impacted by Federal Government regulation in the amount of US$ 1,066.

(n)	Compensated absences

The liability for future compensation of employees for vacations is accrued as earned.

(o)	Earnings per share

Earnings per share are computed using the two-class method, which is an earnings allocation formula that determines earnings per share for both preferred shares, which are participating securities and common shares. The preferred shares participate in dividends and undistributed earnings with the common shares at a predetermined formula. Such formula allocates the net income, as if all of the net income for each year had been distributed, first to the preferred shares in an amount equal to the preferred shares’ priority minimum annual dividend of the higher of 3% of their shareholders equity or 5% of their paid-in capital as stated in the statutory accounting records, then to common shares in an amount equal to the preferred shares’ priority dividend on a per share basis and any remaining net income is allocated equally to the common and preferred shares. Each American Depositary Share (ADS) for common shares represent one share of the Company’s common shares or one share of the Company’s preferred shares and, in each case, is presented together with earnings per share.

(p)	Research and development costs

Research and development costs are charged to expense when incurred.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

2. Summary of significant accounting policies—Continued

(q)	Accounting for derivatives and hedging activities

The Company adopted SFAS No. 133 – Accounting for Derivative Instruments and Headging Activities (“SFAS 133”), as amended by SFAS No. 137 – Accounting for Derivative Instruments and Headging Activities – Deferral of the Efective Date of SFAS No. 133 (“SFAS 137”) and SFAS No. 138 – Accounting for Certain Derivative Instruments and Certain Headging Activities (“SFAS 138”), on January 1, 2001. SFAS 133 requires that all derivative instruments be recorded in the balance sheet of the Company as either an asset or a liability measured at fair value. SFAS 133 requires that changes in the derivative’s fair value be recognized in earnings/losses unless specific hedge accounting criteria is met. For derivatives accounted for as hedges, fair value adjustments are recorded to earnings/losses or other comprehensive income, a component of shareholders’ equity, depending upon the type of hedge and the degree of hedge effectiveness. The Company has determined that none of its derivative financial instruments that had been previously treated as hedges qualified for hedge accounting under the new standard. The net-of-tax cumulative-effect recorded on January 1, 2001 to recognize the Company’s derivative financial instruments were not significant.

The Company may use derivative financial instruments to mitigate the risk of unfavorable price movements on crude oil purchases. These instruments are marked-to-market on a current basis and associated gains and losses are recognized currently in the income statement.

The Company may also use derivative financial instruments to mitigate the risk of unfavorable exchange-rate movements affecting its foreign currency-denominated indebtedness. Gains and losses from changes in the fair value of these contracts are recognized in income currently, in the same line item as foreign exchange gains and losses arising on the Company’s outstanding debt balance.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

2. Summary of significant accounting policies—Continued

(q)	Accounting for derivatives and hedging activities—Continued

PEPSA also uses derivative instruments such as swaps, options, futures, and other instruments, principally to mitigate the impact of changes in crude oil prices, exchange rates and interest rates. PEPSA’s crude oil derivative instruments and interest rate swap instruments are designed to mitigate specific exposures and thus qualify as cash flow hedges under SFAS 133. As cash flow hedges, the gains and losses associated with the derivative instrument are deferred and recorded in other comprehensive income until the underlying hedge transaction impacts earnings, with the exception of any ineffective portions. Derivative instruments not qualifying for hedge accounting are marked-to-market through earning on a current basis.

(r)	Recently issued accounting pronouncements

EITF Issue 86-12, “Accounting by Insureds for Claims-Made Insurance Policies”, EITF Issue 03-3, “Accounting for Claims-Made Insurance Policies by the Insured Entity”, and EITF Abstracts Topic D-79, “Accounting for Retroactive Insurance Contracts Purchased by Entities Other than Insurance Enterprises”, address various aspects of the accounting for retroactive insurance contracts and claims-made insurance policies by the insured entity. EITF Issue 03-8 finished discussion in November of 2003 and has the purpose to codify the guidance set forth in the aforementioned pronouncements. The Company contracts claims made insurance policies on a prospective basis only and records provisions, as applicable, for all probable losses that may result under SFAS No. 5 - Accounting for Contingencies (“SFAS 5”).

(s)	Reclassifications

Certain prior years’ amounts have been reclassified to conform with the current year’s presentation. These reclassifications had no impact on the Company’s net income or shareholders’ equity.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

3. Accounting change

(a)	SFAS No. 143 - Accounting for asset retirement obligations

As of January 1, 2003, PETROBRAS adopted SFAS No. 143 - Accounting for Asset Retirement Obligations (“SFAS 143”). The primary impact of SFAS 143 is to change the method of accruing for upstream site restoration costs. These costs were previously accrued ratably over the productive lives of the assets in accordance with SFAS No. 19 - Financial Accounting and Reporting by Oil and Gas Producing Companies (“SFAS 19”). At the end of 2002, the cumulative amount accrued under SFAS 19 was US$ 1,166.

This provision for abandonment was recognized as a component of accumulated depreciation, depletion and amortization as of December 31, 2002, with no separate provision for abandonment liability being disclosed on the face of the financial statements. Under SFAS 143, the fair value of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically at the time the related assets are installed. Amounts recorded for the related assets will be increased by the amount of these obligations and depreciated over the related useful lives of such assets. Over time, the amounts recognized as liabilities will be accreted for the change in their present value until the related assets are retired or sold.

The cumulative adjustment for the change in accounting principle reported in the first quarter of 2003 was an after-tax income of US$ 697 (net of US$ 359 deferred income tax effects). The effect of this accounting change on the balance sheet, was a US$ 1,056 reduction to the abandonment provision, and a US$ 359 increase in deferred income tax liabilities, see Note 4. Additionally, the change in accounting principle resulted in a US$ 16 increase to property, plant and equipment at original asset acquisition date, with accumulated depreciation through January 1, 2003 of US$ 9 on proved developed properties. Further, on January 1, 2003, PETROBRAS established an abandonment liability with respect to proved undeveloped reserves in the amount of US$ 44.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

3. Accounting change—Continued

(a)	SFAS No. 143 - Accounting for asset retirement obligations—Continued

This adjustment is due to the difference in the method of accruing site restoration costs under SFAS 143 compared with the method required by SFAS 19. Under SFAS 19, site restoration costs are accrued on a unit-of-production basis of accounting as the oil and gas are produced. The SFAS 19 method matches the accruals with the revenues generated from production and results in most of the costs being accrued in early field life, when production is at the highest level. Because SFAS 143 requires accretion of the liability as a result of the passage of time using an effective interest method of allocation, a significant portion of costs will be accrued towards the end of field life, when production is at the lowest level. The cumulative income adjustment described above results from reversing the higher liability accumulated under SFAS 19 in order to adjust it to the lower present value amount resulting from transition to SFAS 143. This amount being reversed in transition, which was previously charged to operating earnings under SFAS 19, will again be charged to earnings under SFAS 143 in future years.

Measurement of assets retirement obligations is based on currently enacted laws and regulations, existing technology and site-specific costs. There are no assets legally restricted to be used in the settlement of asset retirement obligations.

A summary of the annual changes in the abandonement provision are presented as follows:

	Assets	Liabilities
Balance as of December 31, 2002	—	1,166
Reversion of provision	—	(1,056)
Assets related to proved developed property	16	—
Accumulated depreciation	(9)	—
Assets related to proved undeveloped property	44	44

Balance as of January 1, 2003	51	154
PEPSA acquisition	11	28
Depreciation and impairment	(29)	—
Accretion expenses	—	43
Liabilities incurred	114	114
Liabilities settled	—	(14)
Cumulative translation adjustment	15	71

Balance as of December 31, 2003	162	396

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

3. Accounting change—Continued

(a)	SFAS No. 143 - Accounting for asset retirement obligations—Continued

The following unaudited pro-forma financial information presents the asset retirement obligation as if FAS 143 adoption had occurred at January 1, 2001 using current rates and assumptions.

	Assets	Liabilities
Beginning balance as of January 1, 2001	—	1,588
Reversal of provision	97	(1,333)

Asset retirement obligation balances at January 1, 2001	97	255
Depreciation	(2)	—
Liabilities settled	—	(14)
Actualization of provision, at net present value	—	33
Cummulative translation adjustment	(15)	(39)

Balance as of December 31, 2001	80	235
Depreciation	(2)	—
Liabilities settled	—	(30)
Actualization of provision, at net present value	—	29
Cummulative translation adjustment	(27)	(80)

Balance as of December 31, 2002	51	154

The following unaudited pro-forma summary financial information presents the consolidated results of operations as if the adoption of FAS 143 had occurred at the beginning of the periods presented.

	2002		2001
	As reported	Pro forma (unaudited)	As reported	Pro forma (unaudited)
Net operating revenues	22,612	22,612	24,549	24,549
Cost of sales	11,506	11,506	12,807	12,807
Depreciation, depletion and amortization	1,930	1,651	1,729	1,649
Exploration, including exploratory dry holes	435	464	404	437
Impairment	75	75	145	145
Others	(5,434)	(5,434)	(4,672)	(4,672)
Income tax expense	(1,153)	(1,238)	(1,389)	(1,405)
Minority interest	232	232	88	88
Cummulative effect of change in accounting principle, net of tax	—	—	—	816
Net income for the year	2,311	2,476	3,491	4,338
Basic and diluted earnings per share	2.13	2.28	3.21	3.99

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

3. Accounting change—Continued

(b)	Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities

The Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities in January of 2003. FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities disclosed by enterprises that do not control them through a majority voting interest. Under FIN 46, entities are required to be consolidated by an enterprise that has a controlling financial interest in such entities when equity investors of that enterprise do not have significant capital risk, the obligation to absorb the majority of expected losses, or the right to receive the majority of expected returns from such entities. Entities identified with these characteristics are called variable interest entities and the interest that enterprises have in these entities are called variable interests. These interests may derive from certain guarantees, leases, loans or other arrangements that result in risks and rewards to the enterprise with the controlling financing interest in such entities, irrespective of such enterprises’ voting interest in such entities.

The interpretation requires that if a business enterprise has a controlling financial interest in a variable entity, the assets, liabilities and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. This interpretation applies immediately to variable interest entities created after January 31, 2003. For variable interest entities created before February 1, 2003, FIN 46 must be adopted in the first reporting period ending after December 15, 2003.

The Company adopted FIN 46 in its December 31, 2003 annual financial statements. Such adoption resulted in the consolidation of a number of special purpose entities related to project financing arrangements in which the Company has an interest, and which were deemed to be variable interest entities for which the Company was the primary beneficiary. These entities are detailed above in Note 2 (b). Prior to adoption of FIN 46, a significant portion of the Company’s share of commitments and debt obligations, as well as fixed asset contributions, were already included in the consolidated financial statements as the project financing transactions qualified as capital leases.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

3. Accounting change—Continued

(b)	Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities—Continued

Thus, adoption of FIN 46 related to the special purpose companies formed in connection with project finance arrangements did not have a significant impact on the Company’s financial condition. While PETROBRAS does not have specific assets set aside and established as collateral for these special purpose entities, the Company does have certain contractual obligations relating to the debt of the special purpose entities.

Three thermoelectric plants were also consolidated at December 31, 2003 as a result of the adoption of FIN 46. However, as these thermoelectric plants had previously been accounted for as capital leases, their consolidation did not have a material impact on the Company’s financial condition.

Furthermore, PETROBRAS has determined that it is the primary beneficiary of three additional plants for which it has certain contractual obligations to bear energy market risk. The effect of the consolidation of these three thermoelectrics was an increase in fixed assets of US$ 1,142 and an increase in liabilities of US$ 1,142. Results of operations for these companies will only be consolidated in 2004.

(c)	EITF 01-08 - Determining whether an arrangement contains a lease

EITF 01-08 “Determining Whether an Arrangement Contains a Lease,” expands former guidance respective to determination of whether an arrangement contains a lease that is within the scope of SFAS No. 13 - Accounting for Leases, (“SFAS 13”) and offers specific guidance related to transportation and other energy contracts that may qualify as leases. Adoption of this EITF in 2003 did not have a significant impact on the Company’s accounting for its energy and transportation contracts.

(d)	EITF 02-6 - Classification in the statement of cash flows of payments made to settle an asset retirement obligation

PETROBRAS has adopted the presentation outlined in EITF 02-6 - Classification in the Statement of Cash Flows of Payments made to Settle an Asset Retirement Obligation within the Scope of SFAS 143, with immaterial changes to prior classification of such costs as investment activities.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

4. Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutorily enacted tax rates applicable in the years are presented as follows:

	Year ended December 31, - %
	2003	2002	2001
Federal income tax rate	25	25	25
Social contribution	9	9	9 to 12

Composite tax rate	34	34	34 to 37

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

4. Income taxes—Continued

Substantially all of the Company’s taxable income is generated in Brazil and is therefore subject to the Brazilian statutory tax rate. The following table reconciles the tax calculated based upon statutory tax rates to the income tax expense recorded in this consolidated financial statements.

	Year ended December 31,
	2003	2002	2001
Income before income taxes, minority interest and accounting changes	8,773	3,232	4,792

Tax expense at statutory rates	(2,983)	(1,099)	(1,629)
Adjustments to derive effective tax rate:
Reversal of income tax	—	—	111
Non-deductible postretirement health-benefits	(107)	(73)	(73)
Tax on unremitted earnings of foreign subsidiaries	—	—	(100)
Foreign income subject to different tax rates	—	—	94
Change in valuation allowance	150	(204)	(38)
Tax benefit on interest on shareholders’ equity	364	241	307
Income taxes regarding abandonment liabilities adjustments related to the year ended December 31, 2002	(61)	—	—
Others	(26)	(18)	(61)

Income tax expense per consolidated statement of income	(2,663)	(1,153)	(1,389)

TBG, a subsidiary of GASPETRO, has accumulated tax loss and negative income tax and social contribution carryforwards amounting to US$ 469 (US$ 768 in 2002) as of December 31, 2003, which could be offset against future taxable income to a limit of 30% of annual income, based on Law No. 9,249/95, which in the opinion of the TBG management, will occur within the useful life of the Bolivia-Brazil Gas Pipeline project.

However, considering the long estimated term for utilization, these tax credits, totaling US$ 159 (US$ 239 - 2002), were provided for in a valuation allowance in the consolidated financial statements for December 31, 2003 and 2002. The accounting recognition of these credits is reviewed annually.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

4. Income taxes—Continued

The major components of the deferred income tax accounts in the consolidated balance sheet are as follows:

	As of December 31,
	2003	2002
Current Assets
Inventories	13	39
Lease obligations	82	96
Provision for profit sharing	97	41
Provision for loss on Energy	—	70
Provision for INSS	23	12
Other temporary differences	41	13

Net current deferred tax assets	256	271

Non-current
Assets
Employees’ post-retirement benefits, net of unrecognized pension obligation	764	531
Deferred assets	130	51
Tax loss carryforwards	69	243
Investments	65	2
Lease obligations	330	618
Project financing	109	706
Provision for notification from INSS	47	26
Other temporary differences	289	140
Valuation allowance	(54)	(239)

	1,749	2,078

Liabilities
Capitalized exploration and development costs	1,635	670
Property, plant and equipment	1,131	1,638
Other temporary differences	105	29

	2,871	2,337

Net long-term deferred tax liabilities	(1,122)	(259)

As a result of the NTN-P swap transaction in 2001, described in Note 6, the income tax on interest on government securities held-to-maturity, which payment had been deferred, became payable and the corresponding provision for income tax and social contribution was transferred to current liabilities on December 28, 2001.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

4. Income taxes—Continued

Although realization of net deferred tax assets is not assured, management believes that, except where a valuation allowance has been provided, such realization is more likely than not to occur. The amount of the deferred tax asset considered realizable could, however, be reduced if estimates of future taxable income are reduced. Tax loss carryforwards do not expire and are available for offset against future taxable income, limited to 30% of taxable income in any individual year. The following presents the changes in the valuation allowance for the years ended December 31, 2003, 2002 and 2001:

	Year ended December 31,
	2003	2002	2001
Balance at January 1,	(239)	(170)	(147)
Reductions (additions)	80	(69)	(23)

Balance at December 31,	(159)	(239)	(170)

5. Cash and cash equivalents

	As of December 31,
	2003	2002
Cash	765	661
Investments - local currency	4,926	2,216
Investments - U.S. dollars	3,919	424

	9,610	3,301

Cash includes US$ 1,049 at December 31, 2003, as a result of incorporation of certain special purpose entities pursuant to the FIN 46 consolidation. See Note 12 relating to repurchased securities held in an exclusive fund.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

6. Government securities

On December 28, 2001, PETROBRAS entered into a contract with the Federal Government to exchange the restricted National Treasury Bonds “Series P” (NTN-P) for unrestricted National Treasury Notes - Series B (NTN-B) with a face value of US$ 3,239. The NTN-P had previously been accounted for as held-to-maturity securities. The NTN-B were created on July 4, 2001 by means of Federal Decree No. 3,859. The exchange was accounted for at fair value and a loss of US$ 1,099 was recorded in the results of operations for 2001. The NTN-B were classified as available-for-sale, and on December 28, 2001, the Company transferred NTN-B notes with a fair value of US$ 1,475 to PETROS, the Company’s current pension plan for employees (see Note 17) to increase pension assets.

On December 30, 2002, the Company effectively transferred a portion of the NTN-B with a fair value of US$ 388 to PETROS to further increase plan assets.

The Company has retained title to NTN-B amounting to US$ 283 as of December 31, 2003 (US$ 176 as of December 31, 2002). These bonds have been advanced to PETROS and the Company intends to utilize them to provide incentives for participants to migrate from the PETROS Plan to the PETROBRAS VIDA, the Company’s new pension plan for employees (see Note 17). Accordingly, as the Company still has the risks and rewards relating to the bonds, they are accounted for as securities available-for-sale and their corresponding earnings will be recorded on an amortized cost basis, with changes in fair value presented in the statement of shareholders’ equity as a component of other comprehensive income.

The NTN - B are denominated in reais, earn interest at 6% annually plus the variation of the IPCA (Consumer Price Index - Adjusted) and mature in 2031.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

7. Accounts receivable, net

Accounts receivable consisted of the following:

	As of December 31,
	2003	2002
Trade
Third parties	3,730	2,827
Related parties (Note 26)	483	510

	4,213	3,337
Less: allowance for uncollectible accounts	(780)	(701)

	3,433	2,636
Less: long-term accounts receivable, net	(528)	(369)

Current accounts receivable, net	2,905	2,267

	As of December 31,
	2003	2002	2001
Allowance for uncollectible accounts
Balance at January 1,	(701)	(708)	(312)
Additions	(79)	(56)	(421)
Write-offs	—	63	25

Balance at December 31	(780)	(701)	(708)

Allowance on short-term receivables	(106)	(77)	(66)

Allowance on long-term receivables	(674)	(624)	(642)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

7. Accounts receivable, net—Continued

At December 31, 2003 and 2002, long-term receivables include US$ 581 and US$ 569 respectively relating to payments made by the Company to suppliers and subcontractors on behalf of certain contractors. These contractors had been hired by the subsidiary BRASOIL for the construction/conversion of vessels into FPSO (“Floating Production, Storage and Offloading”) and FSO (“Floating, Storage and Offloading”) and failed to make the payments to their suppliers and subcontractors. The Company made the payments to avoid further delays in the construction/conversion of the vessels and consequent losses to BRASOIL.

Based on opinions from the legal advisers of BRASOIL, these payments can be reimbursed, since they represent a right of BRASOIL with respect to the contractors, for which reason judicial action was filed with international courts to seek financial reimbursement. However, as a result of the uncertainties with regards to the probability of receiving all the amounts disbursed, the Company recorded a provision for uncollectible accounts for all credits that are not backed by collateral. The balances of this provision amounted US$ 509 and US$ 497 as of December 31, 2003 and 2002.

The Company prevailed in the lawsuit filed with an American court by the insurance companies Fidelity & Guaranty Company and American Home Assurance Company, which had attempted to obtain, since 1997, a legal ruling in the United States to exempt the insurance companies from the obligation to pay the sum insured for the construction of platforms P-19 and P-31. As a result of a court decision by the first level of the Federal District Court of the Southern District of New York, the Company was entitled to receive losses and damages in the amount of US$ 237, plus interest and reimbursement of legal expenses through the settlement date. This decision is pending appeal to the Appeals Court of the State of New York, and therefore the Company has not recognized this amount in the financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

8. Inventories

	As of December 31,
	2003	2002
Products
Oil products	858	982
Fuel alcohol	67	86

	925	1,068
Raw materials, mainly crude oil	1,280	990
Materials and supplies	708	482
Others	34	—

	2,947	2,540

At December 31, 2003 and 2002, there were no inventories requiring an obsolescence provision.

9. Property, plant and equipment, net

(a) Composition of balance

Property, plant and equipment, at cost, are summarized as follows:

	As of December 31,
	2003			2002
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Buildings and improvements	587	(298)	289	383	(215)	168
Oil and gas assets	25,741	(12,305)	13,436	17,465	(10,374)	7,091
Equipment and other assets	11,597	(5,574)	6,023	6,635	(3,491)	3,144
Capital lease – platforms, vessels and thermoeletric plants	2,743	(994)	1,749	3,351	(852)	2,499
Rights and concessions	531	(83)	448	121	(4)	117
Land	136	—	136	105	—	105
Materials	294	—	294	184	—	184
Expansion projects -
Construction and installations in progress:
Exploration and production	4,817	—	4,817	3,477	—	3,477
Supply	2,442	—	2,442	1,105	—	1,105
Gas and Energy	1,020	—	1,020	243	—	243
Distribution	106	—	106	64	—	64
Corporate	31	—	31	—	—	—
Other	14	—	14	27	—	27

	50,059	(19,254)	30,805	33,160	(14,936)	18,224

During 2003, the Company capitalized US$ 184 of interest cost (2002 - US$ 139; 2001 - US$ 123).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

9. Property, plant and equipment—Continued

(a)	Composition of balance—Continued

The property, plant and equipment account at December 31, 2003 and 2002, respectively, includes US$ 678 and US$ 292 of assets under construction that are intended to be sold or transferred into structured financing deals. These assets include natural gas pipelines and other oil and gas projects at 2003, and thermoelectric plants, natural gas pipelines and other oil and gas projects at 2002. Additionally, the property, plant and equipment account at December 31, 2003 and 2002, respectively, includes US$ 978 and US$ 653 of assets under agreements with investors.

The property, plant and equipment balance at December 31, 2003, includes US$ 5,775 of assets consolidated as a result of the adoption of FIN 46. Of this amount, US$ 3,718 was previously included in the property, plant and equipment balance at December 31, 2002 for special purpose project financing entities and certain thermoelectric plants accounted for as capital leases. The increase to property, plant and equipment resulting from the adoption of FIN 46 is related to the consolidation of three thermoelectric plants which were previously only recognized as guarantees; see Note 16.

(b)	Impairment

For the years ended December 31, 2003, 2002 and 2001, the Company recorded impairment charges of US$ 70, US$ 75 and US$ 145, respectively. During 2003, US$ 65 of the impairment charge was related to producing properties in Brazil, principle amounts were related to the Company’s Fazenda Belem on-shore field (US$ 15) in Rio Grande do Norte, and the Lamarão on-shore field (US$ 4) in Bahia. During 2002, US$ 75 of the impairment charge was related to producing properties in Brazil, primarily recorded in the Company’s Voador field (US$ 42) in the Campos basin, Caravelas field (US$ 15) in the Santos basin and Massape field (US$ 4) in the Reconcavo basin.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

9. Property, plant and equipment—Continued

(b)	Impairment—Continued

During 2001, US$ 129 of the impairment charge was related to producing properties in Brazil and was primarily recorded in the Company’s Voador field (US$ 88) in the Campos basin and Caravelas field (US$ 30) in the Santos basin. The remaining US$ 16 were recorded in the international segment primarily in the Company’s Upia field (US$13) located in Colombia. These charges were recorded based upon the Company’s annual assessment of the fields using pricing and other assuptions consistent with those used in the Company’s overall strategic plan.

(c)	Return of exploration areas to the ANP

During 2003, PETROBRAS returned to the ANP the rights to over twenty two exploratory concessions where it had not made any oil or gas discoveries.

Thus, total concessions returned are as follows: 113 (one hundred and thirteen) of the 115 (one hundred and fifteen) concessions granted to the Company on August 6, 1998; 2 (two) of the 5 (five) exploratory concessions areas acquired under the “BID 1” in June of 1999; and 50% of the original areas related to 8 (eight) exploratory concession areas acquired under the “BID 2”, in June of 2000.

(d)	5th ANP auction of exploratory blocks

The Company acquired 88 (eighty-eight) new exploratory concessions of the 908 (nine hundred and eight) blocks offered by ANP in the 5th bid for exploratory blocks held in August of 2003. The Company has exclusive rights over 85 (eighty-five) of these concessions and the other 3 (three) were acquired under a consortium. The Company is not the operator of the consortium. The costs incurred by the Company in subscription bonus totaled US$ 7.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

10. Investments in non-consolidated companies and other investments

PETROBRAS conducts portions of its business through investments in companies accounted for using the equity and cost methods. These non-consolidated companies are primarily engaged in the petrochemicals and products transportation businesses.

		Investments
	Total ownership	2003	2002
Equity method	20% - 50% (a)	664	131
Investments available-for-sale	8% - 16%	331	85
Investments at cost		178	118

Total		1,173	334

(a)	As described further in this Note, certain thermoelectrics with ownership of 10% to 50% are also accounted for as equity investments due to particularities of control.

During 2003, the Company acquired PEPSA and PELSA (see Note 19), that hold interests in other companies that are recorded according to equity method or at cost. The balance of those investments as of December 31, 2003 amounted to US$ 401 of which US$ 348 was recorded using the equity method. Those companies operate mainly in exploration and production, refining, transport and commercialization, electricity generation, transmission and distribution, and petrochemicals.

At December 31, 2003 and 2002, the Company had investments in companies with publicly traded shares: BRASKEM S.A., Petroquimica União S.A. - PQU and Companhia Petroquimica do Sul S.A. - COPESUL. The Company’s investments in these companies with publicly traded shares amounts to less than 20% of the investee’s total voting shares, are classified as available for sale and have been recorded at market value. The Company has recorded unrealized gains (losses) for the difference between the fair value and the cost of the investment on these investments of US$ 207 and US$ (16) as of December 31, 2003 and 2002, repectively. These holding (losses) gains are reflected as a component of shareholder’s equity, net of tax, with changes in the unrealized balance recorded as a component of comprehensive income.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

10. Investments in non-consolidated companies and other investments—Continued

The Company also has investments in companies for the purpose of developing, constructing, operating, maintaining and exploring thermoelectric plants included in the federal government’s Priority Thermoelectric Energy Program, with equity interests of between 10% and 50%. The balance of the investments as of December 31, 2003 and 2002 includes US$ 46 and US$ 38 respectively, and are included as equity method investments due to the Company’s ability to influence such operations.

The Company’s investment in equity of non-consolidated companies generated equity gains (losses) in results of non-consolidated companies of US$ 141 for the year ended December 31, 2003 (2002 - US$ (178); 2001 - US$ (8)).

11. Receivable from Federal Government

(a)	Deregulation of the Brazilian fuel market

In accordance with the Petroleum Law and subsequent legislation, the fuel market in Brazil was deregulated in its entirety as of January 1, 2002. Therefore, as of that date, the Petroleum and Alcohol account would no longer be used to reimburse expenses in connection with the Federal Government’s regulation of the prices of oil products and fuel alcohol. Accordingly, the Petroleum and Alcohol account will only include changes in amounts with triggering events having occurred before December 31, 2001, in accordance with Law No. 10,453, of May 13, 2002, and ANP regulations. See additional discussion at Note 2 respective to market regulation in Brazil and the effect of such on the historical financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

11. Receivable from Federal Government—Continued

(b)	Changes in the petroleum and alcohol account

The following summarizes the changes in the Petroleum and Alcohol Account for the years ended December 31, 2003 and 2002:

	Year ended December 31,
	2003	2002
Opening balance	182	81
Advances (collections) - PPE	—	(6)
Reimbursements to third parties: principally subsidies paid to fuel alcohol producers	5	253
Financial income	10	2
Result of audit conducted by the Federal Government	—	(29)
Translation gain (loss)	42	(119)

Ending balance	239	182

(c)	Certification by the Federal Government

The Federal Government certified the balance of the Petroleum and Alcohol Account as of June 30, 1998.

The changes in the Petroleum and Alcohol Account in the period July 1, 1998 to December 20, 2002 are subject to audits by the ANP. The results of the audit will be the basis for the settlement of the account with the Federal Government.

The settlement of the account with the Federal Government should have been completed by December 31, 2002, according to the provisions of Law No. 10,453 of May 13, 2002, amended by Decree No. 4,491 of November 29, 2002. On June 26, 2003 Provisional Measure 123, article 11, which was converted to Law No. 10,742 dated October 6, 2003, extended the term of settlement of accounts involving reciprocal debits and credits between PETROBRAS and the Federal Government to June 30, 2004, and in so doing, automatically extending the term for certification of the outstanding balance in the Petroleum and Alcohol Account.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

11. Receivable from Federal Government—Continued

(d)	National Treasury Bonds Series H (NTN-H)

On June 30, 1998, the Company and the Federal Government reached an agreement whereby the Federal Government issued National Treasury Bonds - H (NTN-H) into a federal depositary on behalf of the Company to support the balance of the Petroleum and Alcohol account. On June 27, 2003, the National Treasury Secretary issued Administrative Instruction 348, authorizing the cancellation of 138,791 NTN-H, which expired on June 30, 2003 and were held in guarantee of payment of an outstanding balance in the Petroleum and Alcohol Account and the issue of new 138,791 NTN-H, with the same terms as the cancelled bonds but expiring on June 30, 2004. The value of the outstanding bonds at December 31, 2003 was US$ 59, at which time the balance of the Petroleum and Alcohol Account was US$ 239. The legal, valid, and binding nature of the account is not affected by any difference between the balance of the account and the value of the outstanding bonds.

The Brazilian Government, upon the Company’s consent, can effect the cancellation of all or a portion of the bonds’ outstanding balance. The NTN-H will mature on June 30, 2004 and currently PETROBRAS has no other rights on those bonds; withdrawal or transfers are not allowed.

12. Financings

(a)	Short-term debt

The Company’s short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	As of December 31,
	2003	2002
Import - oil and equipment	872	286
Working capital	447	385
Others	10	—

	1,329	671

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

12. Financings—Continued

(a)	Short-term debt—Continued

The weighted average annual interest rates on outstanding short-term borrowings were 3.79 % and 3.86% at December 31, 2003 and 2002, respectively.

(b)	Long-term debt

•	Composition

	As of December 31,
	2003	2002
Foreign currency
Notes	5,462	2,234
Financial institutions	3,591	2,240
Sale of future receivables	1,767	900
Suppliers’ credits	728	876
Senior exchangeable notes	338	338
Repurchased securities (1)	(207)	—

	11,679	6,588

Local currency
Debentures	666	500
National Economic and Social Development Bank - BNDES (state-owned company, see Note 26)	358	403
Debentures (state-owned company, see Note 26)	262	188
Others	68	35

	1,354	1,126

Total (2)	13,033	7,714
Current portion of long-term debt	(1,145)	(727)

	11,888	6,987

(1)	At December 31, 2003, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the PETROBRAS group companies in the total amount of US$ 920. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and long-term debt, US$ 207, and project finance, US$ 713. See also Note 14.
(2)	Includes US$ 375 related to thermoelectric plants consolidated under FIN 46. See additional discussion at Note 16.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

12. Financings—Continued

(b)	Long-term debt—Continued

•	Composition of foreign currency denominated debt by currency

	As of December 31,
	2003	2002
Currencies
United States dollars	10,621	5,522
Japanese Yen	628	764
EURO	429	297
Others	1	5

	11,679	6,588

•	Maturities of the principal of long-term debt

The long-term portion at December 31, 2003 becomes due in the following years:

2005	1,136
2006	1,322
2007	1,992
2008	1,384
2009 and thereafter	6,054

11,888

As of December 31, 2003, US$ 1,923 was related to PEPSA’s.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

12. Financings—Continued

(b)	Long-term debt—Continued

•	Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	As of December 31,
	2003	2002
Foreign currency
6% or less	4,365	3,080
Over 6% to 8%	2,154	1,220
Over 8% to 10%	4,990	2,287
Over 10% to 15%	170	1

	11,679	6,588

Local currency
6% or less	668	235
Over 6% to 8%	—	390
Over 10% to 15%	686	501

	1,354	1,126

	13,033	7,714

On March 31, 2003, the Company issued Global Step-up Notes in an aggregate principal amount of US$ 400 due April of 2008. The notes will bear interest from March 31, 2003 at a rate of 9.00% per annum until April 1, 2006 and at a rate of 12.375% per annum thereafter, with interest payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt.

On July 2, 2003, the Company issued Global Notes in an aggregate principal amount of US$ 500 due July of 2013. The notes will bear interest at the rate of 9.125% per annum, payable semiannually. On September 18, 2003, the Company issued an additional US$ 250 in Global Notes, which form a single fungible series with the Company’s US$ 500 Global Notes due July of 2013. The Company used the proceeds from these issuances principally to repay trade-related debt.

On December 10, 2003, the Company issued Global Notes in an aggregate principal amount of US$ 750 due December of 2018. The notes will bear interest at the rate of 8.375% per annum, payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

12. Financings—Continued

(b)	Long-term debt—Continued

•	Composition of long-term debt by annual interest rate

On October 24, 2003, Petrobras Energía S.A. issued US$ 100 notes - Series R, with a 9.375% annual coupon payable semiannually, and a 9.5% annual yield to maturity, and due date of 2013.

•	Structured finance of exports

Respective to the Senior and Junior Notes issued pursuant to the structured finance program, PETROBRAS and Petrobras Finance Ltd. - PFL have certain contracts (Master Export Contract and Prepayment Agreement) between themselves and special purpose entity not related to PETROBRAS, PF Export Receivables Master Trust (“PF Export”), relating to the prepayment of export receivables to be generated by PFL by means of sales on the international market of fuel oil and other products acquired from PETROBRAS.

As stipulated in the contracts, PFL assigned the rights to future receivables in the amount of US$ 1,800 (1st and 2nd tranches) to PF Export, which, in turn, issued and delivered to PFL the following securities, also in the amount of US$ 1,800:

•	US$ 1,500 in Senior Trust Certificates, which were negotiated by PFL on the international market at face value. The amount was transferred to PETROBRAS as prepayment for exports to be made to PFL, according to the prepayment agreement.

•	US$ 300 in Junior Trust Certificates, which are held in the portfolio of PFL. If PF Export incurs any losses on the receipt of the value of the exports transferred by PFL, these losses will be compensated by the Junior Trust Certificates.

The assignment of rights to future export receivables represents a liability of PFL, which will be settled by the transfer of the receivables to PF Export as and when they are generated. This liability will bear interest on the same basis as the Senior and Junior Trust Certificates, as described above.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

12. Financings—Continued

(b)	Long-term debt—Continued

•	Structured finance of exports—Continued

In May of 2003, the PF Export Trust issued to the Company additional US$ 750 in Senior Trust Certificates and US$ 150 in Junior Trust Certificates. The Senior Trust Certificates consist of Series 2003-A of US$ 550 bearing annual interest of 6.436% and due in June of 2015 and Series 2003-B of US$ 200 bearing annual interest due of 5.548% due in June of 2013. The Junior Trust Certificates were issued with complementary terms as the new Senior Trust Certificates as they form a 20% guarantee to the senior trust certificates and expire ratably. These two new issuances complement the initial structured finance export prepayment program commenced in December of 2001.

(c)	Issue of non-convertible debentures

During 2002, PETROBRAS issued the following book-entry, non-convertible debentures, without guarantee or preference, in a single issue:

Issue date	Quantity	Period	Index	Interest
August 29	750,000	10 years	IGPM	11	% p.a.
October 4 and 23	775,000	8 years	IGPM	10.3	% p.a.

The proceeds of these issuances were used for general corporate purposes. There were no additional issuances in 2003 on non-convertible debentures.

(d)	Guarantees and covenants

Financial institutions abroad do not require guarantees from the Company. The financing granted by BNDES—National Bank for Social and Economic Development is guaranteed by a lien on the assets being financed (vessels).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

12. Financings—Continued

(d)	Guarantees and covenants—Continued

At December 31, 2003 and 2002, GASPETRO had secured certain debentures issued to finance the purchase of the transportation rights in the Bolivia/Brazil pipeline with 3,000 shares of its interest in TBG, a subsidiary of GASPETRO responsible for the operation of the pipeline.

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

The Federal Government guarantees TBG’s Multilateral Credit Agency debt, which had an outstanding balance of US$ 463 and US$ 487 at December 31, 2003 and 2002, respectively. During 2000, the Federal Government, the Company, TBG, PETROQUISA and Banco do Brasil S.A. entered into an agreement whereby the revenues of TBG will serve as a counter-guarantee to this debt until the debt has been extinguished.

PETROBRAS entered into standby purchase agreements in support of the obligations of its wholly-owned subsidiary under the note issuances in 2001, 2002 and 2003 and their respective indentures. PETROBRAS has the obligation to purchase from the noteholders any unpaid amounts of principal, interest or other amounts due under the notes and the indenture applies, subject to certain limitations, irrespective of whether any such amounts are due at maturity of the notes or otherwise.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

12. Financings—Continued

(e)	Lines of credit

At December 31, 2003 and 2002, the Company had fully utilized all available lines of credit for the purchase of imports. Outstanding lines of credit at December 31, 2003 and 2002 were US$ 1,689 and US$ 2,771, respectively. Lines of credit are included in short-term debt and in suppliers’ credits.

13. Financial income (expenses), net

Financial expenses, financial income and monetary and exchange variation on monetary assets and liabilities, net, allocated to income for the years ended December 2003, 2002 and 2001 are shown as follows:

	Year ended December 31,
	2003	2002	2001
Financial expenses
Loans and financings	(808)	(527)	(610)
Capitalized interest	184	139	123
Leasing	(117)	(51)	(88)
Project financing	(410)	(226)	(153)
Other	(96)	(109)	(80)

	(1,247)	(774)	(808)
Financial income
Investments	243	801	893
Advances to suppliers	36	35	34
Government Securities	24	70	243
Other	299	236	205

	602	1,142	1,375
Monetary and exchange variation
Monetary and exchange variation on monetary assets	(269)	958	179
Monetary and exchange variation on monetary liabilities	778	(3,026)	(1,094)

	509	(2,068)	(915)

	(136)	(1,700)	(348)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

14. Project financings

Since 1997, the Company has utilized project financing to provide capital for the continued development of the Company’s exploration and production and related projects.

Through 2002 and the majority of 2003, the Company’s arrangements with respect to these projects were considered capital leasing transactions for accounting purposes. Effective December 31, 2003, the Company adopted FIN 46 and the project financing special purpose entities were consolidated on a line by line basis. Thus at year-end 2002, the project finance obligation represents the present value of the future value of capital lease commitments, while at December 31, 2003, the project finance obligation represents the debt of the consolidated SPE with the third party lender.

As the assets related to the project finance special purpose entities and the related capital lease obligations were already recorded in the accounts of the Company at December 31, 2003, the adoption of FIN 46 related to the project finance entities did not have a material impact on the financial statements.

The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the consolidated special purpose company.

The following summarizes the liabilities related to the projects that were in progress at December 31, 2003 and 2002:

	As of December 31,
	2003	2002
Barracuda/Caratinga	2,555	1,481
Cabiúnas	857	673
Espadarte/Voador/Marimbá (EVM)	826	575
Marlim	680	635
Nova Marlim	475	508
Albacora	126	123
Pargo, Carapeba, Garoupa and Cherne (PCGC)	76	44
Malhas project	286	—
Langstrand Holdings S.A.	700	—
PDET ONSHORE	40	—
Repurchased securities	(713)	—

	5,908	4,039
Current portion of project financings	(842)	(239)

	5,066	3,800

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

14. Project financings—Continued

PETROBRAS has received certain advances in the amount of US$ 593 which are recorded as project finance obligations and are related to assets under agreements with investors, which are included to the property, plant and equipment balance; see Note 9. Such asset and obligation amounts are presented gross as the obligation can only be settled through delivery of the fully constructed asset.

At December 31, 2003, the long-term portion of project financings becomes due in the following years:

2005	1,295
2006	838
2007	1,231
2008	569
2009 and thereafter	1,133

5,066

As of December 31, 2003, the amounts of cash outlay commitments assumed related to consolidated structured project financings are presented as follows:

Cabiúnas	185
Nova Transportadora do Sudeste - NTS	370
Nova Transportadora do Nordeste - NTN	470

1,025

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

14. Project financings—Continued

Barracuda/Caratinga

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

From early 2003, KBR has been announcing to the market its intention to file a Chapter 11 case with the U.S. courts, specifically limited to its asbestos business; such filing was completed in the second half of December 2003. As informed by KBR in its official announcements to the market, the bankruptcy protection proceedings would not directly impact the remaining businesses, including its obligations under the Barracuda/Caratinga Project EPC contract.

In the capacity as “Owner’s Representative” under the project, at June 17, 2003, PETROBRAS, on behalf of BCLC, finalized negotiations with KBR involving claims made by KBR for time extensions and project cost increases. After formal approval from the project sponsors, as contractually defined, such negotiations resulted in an amendment to the original agreement, as approved on November 7, 2003. The objectives of such amendment are to mitigate the risks involved, especially the risk related to the bankruptcy protection filed by KBR, and ensures asset construction completion in the shortest period. The original package of guarantees has been maintained and new guarantees are expected to be provided by KBR.

On January 12, 2004, KBR officially announced that the judge responsible for its Chapter 11 filing accepted the position advanced by KBR whereby bankruptancy proceedings should be limited to its asbestos business, without prejudice to the development of other businesses of the company, including the Barracuda/Caratinga project.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

14. Project financings—Continued

Cabiúnas

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

Espadarte/Voador/Marimbá (EVM)

On June 23, 2000, the Company completed its project finance negotiations with the EVM Leasing Corporation (EVMLC), a special purpose entity formed by a group of international financial institutions for the sole purpose of raising US$ 1,600 for the development of the Espadarte, Voador and Marimbá oil and gas fields located in the Campos Basin. Permanent funding for the EVM project was provided by a syndicate of international financial institutions, Japanese trading companies, JBIC and BNDES. Bridge financing in the amount of US$ 300 for this project was prepaid in December of 1999. Upon closing of the agreement, the Company sold previously identified oil and gas assets to EVM, who leased them back to the Company.

Marlim

On December 14, 1998, the Company entered into a consortium agreement with Companhia Petrolífera Marlim (CPM), a single purpose entity formed in November of 1998 by a group of international financial institutions for the sole purpose of raising US$ 1,500 for the expansion and continued development of the Marlim oil field. In December of 1999, CPM raised US$ 200 through a medium term note program, and an additional US$ 300 in 2000. Upon closing of the consortium agreement, the Company sold certain assets to CPM, who leased them back to the Company. Effective June 30, 1999 PETROBRAS conveyed its remaining assets in the Marlim field to CPM, that also leased them back to the Company. Additionally, in June of 1999, the shareholders of CPM and the Company entered into a Stock Option Agreement granting to the Company a call option at the end of the lease and to the shareholders of CPM a put option to the Company in the case of default.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

14. Project financings—Continued

Nova Marlim

On December 6, 2001, the Company entered into a consortium agreement with Nova Marlim Petróleo S.A., a special purpose entity formed by a group of international financial institutions for the sole purpose of raising US$ 933 for the complementary development and production optimization of the Marlim oil field.

Albacora

During 2000, the Company finalized negotiations for two separate financing projects related to the Albacora oil field located in the Campos basin. On November 28, 2000, the Company completed its negotiations related to a project financing arrangement with the Albacora Japan Petroleum Limited Company (AJP), a special purpose corporation formed in December of 1998 for the sole purpose of providing financing for the continued development of the Albacora oil field. AJP’s operations commenced in December of 2000 with the purchase of certain oil and gas assets from the Company. AJP provided these assets exclusively to the Company in return for minimum proceeds of US$ 208 to be generated from the field’s production.

Permanent financing was provided by JBIC, the Japan National Oil Company (JNOC) and certain Japanese trading companies. In addition, in December of 2000, PETROS, the Company’s pension plan, agreed to provide funding for the development of this oil field. During 2000, PETROS advanced US$ 240 for the continued development of the field, and this amount has been classified together with the AJP financing transaction. AJP does not have any further funding needs.

Pargo, Carapeba, Garoupa, Cherne and Congro (PCGC)

The PCGC is an offshore development project in the Pargo, Carapeba, Garoupa, Cherne and Congro fields. The project is a secondary extraction project using water-injection technology to reestablish the appropriate level of pressure in the reservoirs to maximize the recovery of oil and gas in these fields. In addition, the PCGC project includes equipment for new oil reserves in the Congro field. Management estimates total costs of the PCGC project to be US$ 134.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

14. Project financings—Continued

Malhas Project

In order to implement a pipeline network for the transportation of gas in the Southeast and Northeast regions (MALHAS Project), the Company, through its subsidiaries GASPETRO and TRANSPETRO, entered into a consortium with the SPCs Nova Transportadora do Sudeste (NTS) and Nova Transportadora do Nordeste (NTN). NTS and NTN will participate in the consortium by acquiring assets related to the transportation of natural gas (gas pipelines, citygates and accessories), in the amount of up to US$ 1,000, US$ 92 of which had already been allocated, to be integrated in the existing gas pipeline network of PETROBRAS. Funds to be allocated to the project by NTS and NTN will derive from own capital (10%) and from financing operations obtained in the financial market.

In addition to NTS and NTN, the MALHAS consortium also includes the wholly-owned subsidiary of the Company, Transportadora Nordeste Sudeste (TNS), to which existing gas transportation assets belong, and by TRANSPETRO, which is responsible for the activities involved in the operation and maintenance of the consortium assets. Upon commencement of operations, the consortium will transport the natural gas of PETROBRAS, which will pay the consortium a fee for the services provided. Revenues arising from this project will be shared among the consortium members in accordance with pre-defined contractual terms, and NTS and NTN will receive funds in an amount necessary to fulfill their financial obligations. The Company is committed to making prepayments for transportation capacity to cover any cash shortfalls of the consortium, so that it may transfer to NTS and NTN the funds necessary for the fulfillment of their financial obligations under the agreement. The MALHAS consortium was not operational as of December 31, 2003 and, accordingly, the Company did not make any payments for gas transportation services.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

14. Project financings—Continued

Langstrand Project

Through a financing structure that involves the SPC Langstrand Holdings S.A., the Company will sell to this company assets related to the production of oil, located in the Campos Basin, and subsequently will lease such assets back through a leasing agreement. The funds necessary for Langstrand to acquire the assets from PETROBRAS will be provided by shareholders capital (equivalent to US$ 70) and from the financing operations obtained in the international financial markets through the issuance of Medium Term Notes backed by Langstrand receivables (lease payments to be made by PETROBRAS).

Lease payments are due on a semi-annual basis from June of 2004. Langstrand revenues will arise solely from the semi-annual lease payments to be made by PETROBRAS for the use of the assets and PETROBRAS also ensures the payment of additional lease payments in the event that Langstrand revenues are not sufficient to cover its financial obligations related to the project. In an event of default, PETROBRAS is committed to acquire the SPC for the remaining balance of its obligations.

15. Capital leases

In 2002, the Company leased certain offshore platforms, vessels and thermoelectric plants, which are accounted for as capital leases. At December 31, 2003, the Company continued to lease these offshore platforms and vessels, and continued to account for such as capital leases. However, pursuant to the adoption of FIN 46, three thermoelectric plants which were previously accounted for as capital leases have been consolidated by the Company. At December 31, 2003, assets under capital lease had a net book value of US$ 1,749 (US$ 2,499 at December 31, 2002, including thermolectrics).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

15. Capital leases—Continued

The following is a schedule by year of the future minimum lease payments at December 31, 2003:

2004	388
2005	333
2006	286
2007	268
2008	232
2009 and thereafter	518

Estimated future lease payments	2,025

Less amount representing interest at 6.2% to 12.0% annual	(400)
Less amount representing executory costs	(5)

Present value of minimum lease payments	1,620
Less current portion	(378)

Long-term portion	1,242

16. Thermoelectric plant obligations

As a result of adopting FIN 46 at December 31, 2003, the Company now consolidates six thermoelectric plants. Previously, three of these thermoelectric were accounted for as capital leases, while the other three were considered contractual obligations concerning third-party interests, with amounts equal to contingency payments required to be funded under the contracts recognized to the extent the related payments are deemed probable and can be estimated in accordance with the provisions of SFAS 5.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

16. Thermoelectric plant obligations—Continued

The consolidation of the three thermoelectrics formerly treated as capital leases resulted in US$ 375 being reclassified from capital lease obligations to long-term debt obligations (see Note 15). The impact of changing the obligations related to these three plants from the minimum value of future lease payments to the debt outstanding with third party lenders was immaterial. At December 31, 2003, the consolidation of the three thermoeletrics previously accounted for as contractual obligations concerning third party interests resulted in an increase to assets and long-term obligations of US$ 1,142.

At December 31, 2002, the Company had commitments with thermoelectric plants related to (a) the supply of natural gas for the production of energy and the purchase of all or a portion of the energy generated by these plants and (b) commitments to reimburse certain allocations as defined per the Consortium Agreements. At December 31, 2002 the provision for future losses on energy business recorded by the Company amounted to US$ 205. On May 7, 2003, the Executive Board authorized an increase in the above-mentioned accounting provision for US$ 205, in the first quarter of 2003 especially considering that the originally expected sales of energy available through Power Purchase Agreements (PPA’s) in 2003 and the technical supply level of thermopower plants were not confirmed, principally as a result of a retraction in demand following the energy rationing program and of the lack of a well defined regulatory framework for the energy sector. The provisions accrued at year-end 2002 and in the first quarter of 2003, respective to 2003 exposure was substantially utilized during the course of the year.

At December 31, 2003 as a result of adoption of FIN 46, the Company has consolidated the thermoelectric plants and recognized a corresponding liability. Thus, it is no longer necessary to recognize any additional liability for future payments expected to be made under the agreements with the sponsors of the thermoelectric plants. The Company will recognize any losses from operations of the plant if and when incurred.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

17. Employees’ postretirement benefits and other benefits

(a)	Employees’ postretirement benefits balances

The balances related to Employees’ Postretirement Benefits are represented as follows:

	As of December 31,
	2003		2002
	Pension benefits	Health care benefits	Pension benefits	Health care benefits
Current liabilities	160	—	89	—
Long-term liabilities	1,895	1,580	1,363	1,060

Employees’ postretirement benefits obligations	2,055	1,580	1,452	1,060
Accumulated other comprehensive income	2,407	—	2,061	—
Tax effect	(819)	—	(700)	—

Net balance recorded in shareholders’ equity	1,588		1,361
Other assets: Unrecognized pension obligations	—	—	61	—

(b)	Pension plan - Fundação Petrobras de Seguridade Social - PETROS

The Fundação Petrobras de Seguridade Social (PETROS) and the current benefits plan (the PETROS Plan)

The Fundação Petrobras de Seguridade Social (PETROS) was established by PETROBRAS as a private, legally separate nonprofit pension entity with administrative and financial autonomy. As such, PETROS has the following principle objectives:

(i)	institute, manage and execute benefit plans for the companies or entities with which it has signed agreements;

(ii)	provide administration and execution services for benefit plans focused on post-retirement payments; and

(iii)	promote the well-being of its members, especially with respect to post-retirement payments.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

17. Employees’ postretirement benefits and other benefits—Continued

(b)	Pension plan - Fundação Petrobras de Seguridade Social – PETROS—Continued

The Fundação Petrobras de Seguridade Social (PETROS) and the current benefits plan (the PETROS Plan)—Continued

The PETROS plan is a contributory defined-benefit pension plan introduced by PETROBRAS in July of 1970, to supplement the social security pension benefits of employees of PETROBRAS and its subsidiaries and affiliated companies. In order to fund its objectives, PETROS receives monthly contributions from the sponsoring companies of the PETROS Plan amounting to 12.93% of the salaries of participants in the plan. Additionally PETROS is funded by income resulting from the investment of these contributions. The Company’s funding policy is to contribute to the plan annually the amount determined by actuarial calculations. In the calendar 2003 year, contributions paid totaled US$ 402 (US$ 311 in 2002), and was deducted from the balance of the provision for benefit obligation established at December 31, 2003. In the 2003 and 2002 financial years, these contributions were included in the cost of operations.

The Company’s liability related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The assets that guarantee the pension plan are presented as a reduction to the net actuarial liabilities.

The actuarial gains and losses arising from the difference between the actuarial assumptions and the fair value of plan assets are respectively recorded as “amounts not recognized as net periodic pension cost”, in shareholders’ equity. These gains and losses are amortized during the average remaining service period of the active employees of approximately 15 years at December 31, 2003, in accordance with the procedure established by SFAS 87.

The relation between contributions by the sponsors and participants of the PETROS Plan, considering only those attributable to the Company and subsidiaries in the 2003 financial year, was 1.01 (0.94 in 2002). The Company’s best estimate of contributions expected to be paid in 2004 respective to the pension plan approximates US$ 122.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

17. Employees’ postretirement benefits and other benefits—Continued

(b)	Pension plan - Fundação Petrobras de Seguridade Social – PETROS—Continued

The Fundação Petrobras de Seguridade Social (PETROS) and the current benefits plan (the PETROS Plan)—Continued

According to Constitutional Amendment No. 20, the computation of any deficit in the defined-benefit plan in accordance with the actuarial method of the current plan (which differs from the method defined in SFAS 87), must be equally shared between the sponsor and the participants.

Therefore, in the event that the deficit computed for December 31, 2003 in accordance with the projected credit unit method (SFAS 87), is reflected as a technical deficit in the methods adopted by the PETROS Plan, and results in additional financial contributions, these additional required contributions shall be divided equally between the Company and the participants.

Plan assets

Plan assets are invested primarily in government securities, investment funds, equity instruments and properties.

The table below describes the types of plan assets:

	As of December 31,
	2003	2002

Government securities	50%	50%
Investments funds	23%	26%
Equity instruments	13%	9%
Other	14%	15%

	100%	100%

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

17. Employees’ postretirement benefits and other benefits—Continued

(b)	Pension plan - Fundação Petrobras de Seguridade Social – PETROS—Continued

Plan assets—Continued

Plan assets includes the following securities of related parties:

	As of December 31,
	2003	2002
PETROBRAS common shares	30	4
PETROBRAS preferred shares	75	35
Government controlled companies	43	22
Government securities	2,662	1,633
Securities of other related parties	184	56

	2,994	1,750

In addition, PETROS has agreed to provide certain financing for the continued development of the Albacora oil and gas field located in the Campos Basin (see Note 14).

The Company uses 6% as the expected long-term rate of return on PETROS’ assets. The PETROS’ portfolio of investments as of December 31, 2003 was comprised of 71% securities, 50% of which were held-to-maturity government securities that earn interest at 6% annually plus the IPCA (Consumer Price Index) variation and 23% of which were Investments Funds that earn interest approximate to the CDI (Certificado de Depósito Interbancário, or Interbank Deposit Certificate), which has been yielding more than 6% annually. Thus, the Company considers a 6% long term interest rate appropriate to calculate the expected return on assets, as such aligns with the composition of the PETROS’ asset portfolio.

PETROS intends to change its investment strategy for the 2004-2008 years to reflect the evolution of and opportunities expected in the Brazilian economy for 2004 and beyond. PETROS will continue to maintain plan assets in various sectors, but percentages by asset type are expected to differ depending on yield’s achievable in the market while minimizing risk exposure.

PETROS has a significant volume of investments in government securities, mainly NTN-B bonds, which by an agreement with the Supplementary Social Security Department will be held-to-maturity. Thus, the percentage of assets allocated in this investment will remain the same over the short term.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

17. Employees’ postretirement benefits and other benefits—Continued

(b)	Pension plan - Fundação Petrobras de Seguridade Social – PETROS—Continued

PETROBRAS VIDA plan

In May of 2001, the Board of Directors of PETROBRAS approved the creation of a mixed social security plan, for current and new employees, based on defined contribution formula for programmable benefits and a defined benefit formula for risk benefits.

The new plan, PETROBRAS VIDA, was approved by the Coordination and Control Department of State Companies (DEST) and by the Supplementary Social Security Department (SPC) in October of 2001, and ratified by PETROBRAS Board of Directors.

The migration process of participants in the current plan to PETROBRAS VIDA has been temporarily suspended pursuant to a Federal Justice ruling. Therefore the impact of migration to the new plan will only be computed and recognized in the Company’s financial statements in accordance with the requirements of SFAS No. 88 - Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits (“SFAS 88”), when the issues being litigated have been resolved and the migration process finalized.

In August of 2002, pursuant to closure of the PETROS Plan, PETROBRAS took out a group life insurance policy to cover employees beginning employment with the Company subsequent to closure of the PETROS plan; this policy will remain in effect until a new private pension plan is implemented.

TRANSPETRO

TRANSPETRO maintains a defined-contribution private pension scheme with PETROS called Plano TRANSPETRO, which receives monthly contributions equivalent to 5.32% of the payroll of the members and is equal to the contributions made by the participants.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

17. Employees’ postretirement benefits and other benefits—Continued

(b)	Pension plan - Fundação Petrobras de Seguridade Social – PETROS—Continued

PETROBRAS ENERGIA – PEPSA

Defined contribution plan

Petrobras Energia sponsors a defined contribution plan applicable to all of its employees with salaries above a specified level. Through this plan, Petrobras Energia provides additional funds at amounts equivalent to contributions made by employees which are in excess of legally required amounts. These funds are recognized in accordance with the accrual method of accounting. Due to significant changes in the macroeconomic scenario in 2002 and the uncertainties with regard to the Argentine economic conditions, PEPSA has temporarily suspended this benefit as from January of 2002. This benefit will be reinstated when a provisional savings means considered adequate to this end is identified.

All employees joining PEPSA prior to May 31, 1995 that have participated in the defined contribution plan without interruption and that have worked for a required number of years are entitled to this benefit. The benefit is based on the latest salary amount paid to the employees that participate in the plan, considering the number of years worked.

The plan is of a supplemental nature: the benefit received by the employee corresponds to an amount defined in conformity with the plan’s provisions, after deducting the benefits vested in accordance with the contribution plan and the government-sponsored pension scheme, so as the aggregate amount of benefits granted to each employee under the three plans is equivalent to that defined in the plan.

As from retirement, the employees are entitled to a fixed monthly payment.

The plan requires contributions to a fund, payable by PEPSA and not by the employees, who must contribute to the social security system based on their total salary. The fund’s assets have been transferred to a trust and invested mainly in bonds, notes, mutual investment funds and fixed term deposits. The Bank of New York is the trustee and Watson Wyatt is the managing agent. PEPSA determines the liability relating to this plan using actuarial calculation methods.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

17. Employees’ postretirement benefits and other benefits—Continued

(c)	Health care benefits - “Assistência Multidisciplinar de Saúde” (AMS)

PETROBRAS and its subsidiaries maintain a health care benefit plan (AMS), which offers defined benefits and covers all employees (active and inactive) together with their dependents. The plan is managed by the Company, with the employees contributing fixed amounts to cover principal risks and a portion of the costs relating to other types of coverage in accordance with participation tables defined by certain parameters including salary levels.

The Company’s commitment related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The health care plan is not funded or otherwise collateralized by assets. Instead, the Company makes benefit payments based on annual costs incurred by plan participants.

The actuarial gains and losses arising from the differences between the actuarial assumptions and the costs effectively incurred are respectively included or excluded when defining the net actuarial liability. These gains and losses are amortized over the average remaining service period of the active employees.

For measurement purposes, a 5.82% annual rate of increase in the per capita cost of covered health care benefits was assumed upon adoption of SFAS 106. The annual rate was assumed to decrease to 2.7% after 50 years.

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plans. A one-percentage-point change in assumed health care cost rates would have the following effects:

	One percentage point-increase	One percentage point-decrease
Effect on total of services and interest cost component	80	(62)
Effect on postretirement benefit obligation	567	(448)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

17. Employees’ postretirement benefits and other benefits—Continued

(d)	Funded status of the plans

The funded status of the plans at December 31, 2003 and 2002, based on the report of the independent actuary, and amounts recognized in the Company’s balance sheets at those dates, are as follows:

	As of December 31,
	2003		2002
	Pension benefits	Health care benefits	Pension benefits	Health care benefits
Change in benefit obligation:
Benefit obligation at beginning of year	5,215	1,868	6,460	1,948
Service cost	97	36	54	21
Interest cost	678	243	255	144
Actuarial loss	909	533	975	479
Benefits paid	(402)	(77)	(311)	(52)
Acquisitions/Mergers - GASPETRO	25	6	—	—
Gain (loss) on translation	1,246	464	(2,218)	(667)

Benefit obligation at end of year (1)	7,768	3,073	5,215	1,873

Change in plan assets:
Fair value of plan assets at beginning of year	3,715	—	4,299	—
Actual return on plan assets	1,162	—	754	—
Company contributions	98	77	377	52
Employee contributions	95	—	72	—
Benefits paid	(402)	(77)	(311)	(52)
Acquisitions/Mergers - GASPETRO	32	—	—	—
Loss on translation	891	—	(1,476)	—

Fair value of plan assets at end of year	5,591	—	3,715	—

Reconciliation:
Funded status	(2,177)	(3,073)	(1,500)	(1,873)
Unrecognized actuarial loss	2,529	1,493	2,109	813
Unrecognized transition obligation	—	—	61	—

Net amount recognized	352	(1,580)	670	(1,060)

Amounts recognized in the balance sheet consist of:
Employees’ postretirement benefits	(2,055)	(1,580)	(1,452)	(1,060)
Unrecognized pension obligations	—	—	61	—
Accumulated other comprehensive income	2,407	—	2,061	—

Net amount recognized	352	(1,580)	670	(1,060)

(1)	Accumulated benefit obligation, measured at December 31, 2003. While PETROBRAS is anticipating migration to a new plan, such plan to date has no participants. Similarily, the Transpetro plan has no participants to date and the PEPSA plan is defined contribution. Thus, the accumulated benefit obligation disclosed above is aggregate to all PETROBRAS group companies.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

17. Employees’ postretirement benefits and other benefits—Continued

(d)	Funded status of the plans—Continued

As discussed in Note 6, on December 30, 2002, the Company transferred to PETROS NTN-B notes with a fair value of US$ 388.

Net periodic benefit cost includes the following components:

	As of December 31,
	2003		2002
	Pension benefits	Health Care benefits	Pension benefits	Health Care benefits
Service cost-benefits earned during the year	97	36	54	21
Interest cost on projected benefit obligation	678	243	255	144
Expected return on plan assets	(493)	—	(164)	—
Amortization of initial transitory obligation	75	—	74	—
Gain (loss) on translation	50	87	(13)	(51)
Recognized actuarial loss	273	—	154	—

	680	366	360	114
Employee contributions	(101)	—	(71)	—

Net periodic benefit cost	579	366	289	114

The main assumptions adopted in 2003 and 2002 for the actuarial calculation are summarized as follows:

	2003		2002
	Pension benefits	Health care benefits	Pension benefits	Health care benefits
Discount rates	Inflation:5% + 6%	Inflation: 5% + 6%	Inflation: 5% + 6%	Inflation: 5% + 6%
Rates of increase in compensation levels	Inflation: 5% + 2%	Inflation: 5% + 2%	Inflation: 5% + 2%	Inflation: 5% + 2%
Expected long-term rate of return on assets	Inflation: 5%+ 6%	Not applicable	Inflation: 5%+ 6%	Not applicable

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

17. Employees’ postretirement benefits and other benefits—Continued

(d)	Funded status of the plans—Continued

The determination of the expense and liability relating to the Company’s pension plan involves the use of judgment in the determination of actuarial assumptions. These include estimates of future mortality, withdrawal, changes in compensation and discount rate to reflect the time value of money as well as the rate of return on plan assets. These assumptions are reviewed at least annually and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of participants. As of December 31, 2002, the Company decided to change the assumptions related to the estimate of future mortality, adopting a new mortality table (GAM-71) more suitable for the evolution observed in the average life expectancy of the population made up of Company retired employees.

The Company and its actuarial consultants had been reviewing the basis for estimating the assumed discount rate for its actuarial obligations in light of the recent development of a secondary bond market in Brazil for high-grade long-term government securities. According to the requirements of SFAS 87, and subsequent interpretations, the discount rate should be based on current prices for settling the pension obligation. Applying the precepts of SFAS 87 in historically inflationary environments such as Brazil creates certain issues as the ability for a company to settle a pension obligation at a future point in time may not exist as long-term financial instruments of suitable grade may not exist locally as they do in the United States.

Although the Brazilian market has been demonstrating signs of stabilization under the present economic model, as reflected in market interest rates, it is not yet prudent to conclude that market interest rates will be stable. Although SFAS 87 offers limited guidance, the Company considers it appropriate to use actuarial assumptions which include an estimate of long-term inflation; i.e. nominal rates. Considering that the rate of return offered on high grade long-term government securities, a nominal rate of approximately 9.2% at December 31, 2003, the Company has decided not to change the discount interest rate that has been used historically, as it deems such to be consistent with the requirements of SFAS 87, and subsequent interpretations, for measurement of defined benefit obligations. The Company may adopt different assumptions in the future, which may have a significant impact on the amount of pension liability and expense.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

18. Shareholders’ equity

The Company’s subscribed and fully paid-in capital at December 31, 2003 consisted of 634,168,418 common shares and 462,369,507 preferred shares and, at December 31, 2002, consisted of 634,168,418 common shares and 451,935,669 preferred shares. The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred shares have priority in the receipt of dividends and return of capital.

The Extraordinary Shareholders’ Meeting, held jointly with the General Shareholders’ Meeting on March 22, 2002, approved the increase of the Company’s capital stock from US$ 4,834 to US$ 6,220 with the capitalization of the revenue reserve constituted in prior years, without issuing new shares.

During the same meeting, PETROBRAS shareholders approved a reform of the Company’s by-laws to adjust them to the modifications introduced by Law No. 10,303, of October 31, 2001. The principal change introduced by the new by-laws include an amendment that requires preferred shares to be given priority in the case of repayment of capital and the receipt of dividends, of at least 3% of the book value of the shares or 5% calculated on the portion of capital represented by this class of shares, whichever is larger, and participation on an equal footing with common shares in capital increases resulting from the incorporation of reserves and income.

On June 10, 2002 at an Extraordinary Shareholders Meeting, the Company’s shareholders approved an amendment to the Company’s by-laws, to adjust them to the modifications introduced by Law No. 10,438 of April 26, 2002. This amendment authorized a change in the corporate purpose of the Company, to include activities related with energy and its sale, in addition to providing more flexible means of borrowings. The Company is also authorized to increase capital, irrespective of an amendment to the by-laws, as a result of a resolution by the Board of Directors, up to R$ 30,000 million, by means of issuing up to 200 million shares, such that preferred shares do not exceed two-thirds of common shares.

In a Special Meeting of Preferred Shareholders held on June 10, 2002, the Company’s shareholders ratified a resolution taken by the Extraordinary Shareholders’ Meeting authorizing the issue of preferred shares, without maintaining proportion with common shares.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

18. Shareholders’ equity—Continued

On December 20, 2002, the Board of Directors approved the Company’s share buyback program, as facilitated by its by-laws, with the main purpose of, defending the price of its share at times when it is undervalued by the market. The definition and implementation of the share buyback program is not intended to jeopardize the investment program or replace the payment of dividends by the Company.

On January 29, 2003, the Board of Directors of the Company, approved the issuance of 9,866,828 preferred shares of the Company in connection with the public offer by the Company to acquire publicly traded shares of Petrobras Distribuidora - BR, at an issue price of US$ 12.38 (R$ 45.08) per share, under the terms of the capital increase approved during the meeting of the Board of Directors of the Company held on November 7, 2002. As a result, the capital of the Company increased by US$ 122. This minority interest acquisition, accounted for as a purchase business combination under SFAS No. 141 – Business Combinations (“SFAS 141”), did not have a material impact to the financial statements. See also Note 20.

The Extraordinary Shareholders’ Meeting, held jointly with the General Shareholders’ Meeting on March 27, 2003, approved an increase in the Company’s capital by capitalizing revenue reserves accrued during previous years, to the amount of US$ 912, without issuing new shares, in accordance with Art. 169, paragraph 1 of Law No. 6,404/76.

On May 9, 2003, the Board of Directors of the Company approved the issue of 567,010 preferred shares of the Company in connection with the public offer by the Company to acquire publicly traded shares of Petrobras Distribuidora - BR, at an issue price of R$ 45.08 per share. As a result, the capital of the Company increased by US$ 8.

The management of PETROBRAS will propose to the General Extraordinary Meeting, to be held together with the General Ordinary meeting on March 29, 2004, an increase in the Company’s capital to R$ 32,896,138 thousand, through the capitalization of revenue reserves accrued during previous financial years, in the amount of R$ 13,033,504 thousand, and without the issuance of new shares, in accordance with article 169, paragraph 1, Law No. 6,404/76. This capitalization will be made in order to bring the Company’s capital in line with the investment requirements of an oil company given intensive use of capital and extended operating cycles. Additionally, the Company’s management will propose an increase in authorized capital from R$ 30,000 million to R$ 60,000 million at the General Extraordinary Meeting.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

18. Shareholders’ equity—Continued

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company’s voting shares.

(a)	Dividends and interest on shareholders’ equity

In accordance with the Company’s by-laws, holders of preferred and common shares are entitled to a minimum dividend of 25% of annual net income as adjusted under Brazilian Corporate Law. In addition, the preferred shareholders have priority in the receipt of an annual dividend of at least 3% of the book value of the shares or 5% of the paid-in capital in respect of the preferred shares as stated in the statutory accounting records. As of January 1, 1996 amounts attributed to shareholders as interest (see below) can be deducted from the minimum dividend computation. Dividends are paid in Brazilian reais. The Company paid US$ 212 in dividends during the year ended December 31, 2003 (2002 - US$ 602 - 2001 - US$ 424)

Brazilian corporations are permitted to attribute interest on shareholders’ equity, which may either be paid in cash or be used to increase capital stock. The calculation is based on shareholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Taxa de Juros de Longo Prazo (long-term interest rate or the “TJLP”) as determined by the Brazilian Central Bank. Such interest may not exceed the greater of 50% of net income or 50% of retained earnings plus revenue reserves. Interest on shareholders’ equity, is subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law No. 9,249/95. The Company paid US$ 731 in interest on shareholders’ equity during the year ended December 31, 2003 (2002 - US$ 416 - 2001 - US$ 1,301).

On November 13, 2003, the PETROBRAS Board of Directors approved the distribution of remuneration to shareholders in the form of interest on shareholders’ equity amounting to R$ 3,290 million (US$ 1,139), in accordance with article 8 and 9, of the Company’s by-laws, article 9 of Law No. 9,249/95 and Decrees No. 2,673/98 and No. 3,381/00. This provision for interest on shareholders’ equity resulted in an income tax benefit in the amount of US$ 364.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

18. Shareholders’ equity—Continued

(a)	Dividends and interest on shareholders’ equity—Continued

This remuneration was made available to shareholders at February 13, 2004, based on the shareholdings on November 25, 2003, corresponding to R$ 3.00 (US$ 1.03 calculated by the year-end exchange rate) per common and preferred share, and was deducted from the dividend calculated on adjusted net income for the 2003 financial year.

The General Shareholders’ Meeting held on March 27, 2003 approved the proposed dividends for the 2002 financial year amounting to US$ 781; such amount included US$ 307 which was accrued in the 2002 financials, and interest on shareholders’ equity approved by the Board of Directors on January 31, 2003, amounting to US$ 310, and the balance of dividends, amounting to US$ 164, both of which amount were reflected in the 2003 financial statements. These amounts, paid in Brazilian reais, were monetarily restated as from December 31, 2002 up to the date of payment.

The dividends proposal submitted by the Board of Directors for approval at the General Shareholders’ Meeting to be held on March 29, 2004, amounting to US$ 1,955, corresponding to R$ 5.15 per share (US$ 1.78 per share calculated by year-end exchange rate), include the portion of interest on shareholders’ equity approved by the Board of Directors on November 13, 2003, amounting to US$ 1,139, corresponding to R$ 3.00 per share (US$ 1.04 per share calculated by year-end exchange rate), and also includes the portion of interest on equity approved by the Board of Directors on February 13, 2004, amounting to US$ 436, corresponding to R$ 1.15 (US$ 0.40 calculated by the year-end exchange rate) per common and preferred share, to be made available based on the shareholders of record as of March 29, 2004, which is the intended date of the General Shareholders’ Meeting that will discuss this subject.

The balance of dividends (US$ 380) and the additional portion of the interest on shareholders’ equity (US$ 436) have been excluded from the US GAAP financials, but will be paid on a date to be established by the General Shareholders’ Meeting. These amounts are paid in Brazilian reais and will be monetarily restated as from December 31, 2003 up to the initial date of payment, according to the variation in the SELIC rate.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

18. Shareholders’ equity—Continued

(a)	Dividends and interest on shareholders’ equity —Continued

Brazilian law permits the payment of dividends only from retained earnings as stated in the statutory accounting records. At December 31, 2003, the Company had appropriated all such retained earnings.

In addition, at December 31, 2003, the undistributed reserve in appropriated retained earnings, amounting to US$ 9,372, may be used for dividend distribution purposes, if so approved by the shareholders, however, the Company’s stated intent is to use such reserve to fund working capital and capital expenditures.

A withholding tax of 15% was payable on distributions dividends earned from January 1, 1994 through December 31, 1995. No withholding tax is payable on distributions of dividends earned since January 1, 1996.

(b)	Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

	Year ended December 31,
	2003	2002	2001
Income before effect of change in accounting principle	5,862	2,311	3,491
Cumulative effect of change in accounting principle, net of taxes	697	—	—

Net income for the period	6,559	2,311	3,491
Less priority preferred share dividends	(226)	(77)	(117)
Less common shares dividends, up to the priority preferred shares dividends on a per-share basis	(309)	(107)	(164)

Remaining net income to be equally allocated to common and preferred shares	6,024	2,127	3,210

Weighted average number of shares outstanding
Common/ADS	634,168,418	634,168,418	634,168,418
Preferred/ADS	462,369,507	451,935,669	451,935,669

Basic and diluted earnings per share
Common and Preferred
Before effect of change in accounting principle	5.35	2.13	3.21
After effect of change in accounting principle	5.98	2.13	3.21

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

18. Shareholders’ equity—Continued

(c)	Capital reserves

•	AFRMM

Relates to the Merchant Marine (AFRMM) freight surcharges levied in accordance with relevant legislation. These funds are used to purchase, enlarge or repair vessels of the Company’s transport fleet.

•	Fiscal incentive reserve

This reserve consists of investments in tax incentives in the Northeast Investment Fund (FINOR), arising from allocations of part of the Company’s income tax.

(d)	Appropriated retained earnings

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

This reserve is established in accordance with Article 196 of Law No. 6,404/76 to fund the Company’s annual investment program. For the year ended December 31, 2002, the Company’s management retained US$ 1,834 of which US$ 1,831 relates to net income for the year and US$ 3 to the remaining balance of retained earnings, to fund the Company’s capital expenditure budget for 2003. This proposal was approved at the General Shareholders’ Meeting held on March 27, 2003.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

18. Shareholders’ equity—Continued

(d)	Appropriated retained earnings—Continued

•	Undistributed earnings reserve—Continued

The proposal for appropriation of income for the year ended December 31, 2003 includes a retention of earnings in the amount of US$ 4,603, of which US$ 3,773 relates to net income for the year and US$ 830 to the remaining balance of retained earnings, to be approved by the General Shareholders’ Meeting to be held on March 29, 2004. This proposal is intended to cover partially the annual investment program established in the capital budget for 2004.

•	Statutory reserve

This reserve is provided through an amount equivalent to a minimum of 0.5% of subscribed and fully paid in capital at year-end. The reserve is used to fund the costs incurred with research and technological development programs. The accumulated balance of this reserve cannot exceed 5% of the capital stock, according to Article 55 of the Company’s by-laws.

19. International acquisitions

(a)	Acquisition of an interest in Petrobras Energia Participaciones S.A. – PEPSA - (formerly known as Perez Companc S.A.) and Petrolera Entre Lomas S.A. - PELSA (formerly known as Petrolera Perez Companc S.A.)

On October 17, 2002, the Company signed the Final Share Acquisition Agreement with the Perez Companc family and the Fundación Perez Companc, completing the acquisition of a controlling interest of Perez Companc S.A. (currently known as Petrobras Energia Participaciones S.A – PEPSA), and Petrolera Perez Companc S.A. (currently known as Petrolera Entre Lomas S.A. - PELSA). In October of 2002, in accordance with Argentine legislation, the necessary documentation was submitted to the Argentine antitrust agency (CNDC - Comisión Nacional de Defensa de la Competencia) in order to obtain approval for the transaction.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

19. International acquisitions—Continued

(a)	Acquisition of an interest in Petrobras Energia Participaciones S.A. – PEPSA - (formerly known as Perez Companc S.A.) and Petrolera Entre Lomas S.A. - PELSA (formerly known as Petrolera Perez Companc S.A.)—Continued

On May 13, 2003, the Argentine antitrust agency (Comisión Nacional de Defensa de la Competencia), an agency reporting to the Argentine Secretariat of Competition, Deregulation and Consumer Protection (Secretaria de la Competencia, la Deregulación y la Defensa del Consumidor), approved the purchase of 58.62% of the capital stock of PEPSA and 39.67% of the capital stock of PELSA capital stock by PETROBRAS Participações S.L., a company controlled by PETROBRAS. As a result of the purchase of a 39.67% interest in the capital stock of PELSA, together with the purchase of 58.62% of PEPSA’s interest in the capital stock of PELSA, the Company has a controlling interest in PELSA equal to 50.73% and thus has consolidated the entity.

The purchase price to be paid for PEPSA and PELSA was based on an economic valuation model of expected future earnings of those companies, which considered relevant factors, including the potential effects of the economic situation of Argentina. The Company paid US$ 739 in cash and US$ 338 in bonds to the Perez Companc family for the shares of PEPSA and PELSA.

The acquisition was consummated principally to expand PETROBRAS operations into geographical markets where the Company had little activity. Through the acquisition of PEPSA and PELSA, PETROBRAS was able to gain immediate access to the Argentine market and brand recognition. The goodwill of US$ 183 generated by the transaction is attributed principally to downstream activities.

The acquisition of PEPSA and PELSA was recorded using the purchase method of accounting and the financial statements of PEPSA and PELSA were included in the consolidated PETROBRAS financial statements, beginning on May 13, 2003. The purchase price for PEPSA and PELSA was allocated based on the fair market value of the assets acquired and the liabilities assumed as of the acquisition date as determined by independent appraisers.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

19. International acquisitions—Continued

(a)	Acquisition of an interest in Petrobras Energia Participaciones S.A. – PEPSA - (formerly known as Perez Companc S.A.) and Petrolera Entre Lomas S.A. - PELSA (formerly known as Petrolera Perez Companc S.A.)—Continued

PEPSA operates principally in the areas of oil field exploration and production, refining, transport and commercialization, electricity generation, transmission and distribution, and petrochemicals. Its activities are primarily based in Argentina, but PEPSA also operates in Bolivia, Brazil, Ecuador, Peru and Venezuela. PELSA operates primarily in the oil and gas exploration and production industry in Argentina.

The following unaudited pro forma summary financial information presents the consolidated results of operations as if the acquisition of PEPSA and PELSA had occurred at the beginning of the periods presented.

Consolidated income statements data for the year ended December 31.

	2003		2002
	As reported	Pro forma (unaudited)	As reported	Pro forma (unaudited)
Net operating revenues	30,797	31,350	22,612	23,736
Costs and expenses	(20,075)	(20,435)	(15,834)	(16,675)
Financial expenses, net	(136)	(341)	(1,700)	(2,442)
Others	(1,813)	(1,797)	(1,846)	(1,832)
Income tax expense	(2,663)	(2,665)	(1,153)	(1,108)
Minority interest	(248)	(260)	232	382
Cumulative effect of change in accounting principles, net of taxes	697	697	—	—
Net income for the year	6,559	6,549	2,311	2,061
Basic and diluted earnings per share	5.98	5.97	2.13	1.90

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

19. International acquisitions—Continued

(b)	Acquisition of Petrolera Santa Fe

On October 24, 2002, the Company completed the acquisition of 100% of Petrolera Santa Fe Southern Cone, Inc., a holding company incorporated in the British Virgin Islands, parent company of Petrolera Santa Fe S.R.L (Santa Fe), an Argentine oil and gas exploration company, for US$ 90, paid in cash on the same date. The purchase price was less than the estimated fair market value of the net assets acquired, resulting in a reduction in the acquisition value assigned to Santa Fe’s long-lived assets. In 2002, Santa Fe produced approximately 10.2 thousand barrels of oil equivalents per day. The acquisition did not have significant effects on results of operations on a pro-forma basis.

20. Petrobras Distribuidora - BR

On November 7, 2002, the Board of Directors of the Company approved a public offer by the Company to acquire the publicly traded shares of Petrobras Distribuidora S.A. - BR, to cancel its quoted company registration by means of an exchange for preferred share to be issued by the Company.

In addition the Board of Directors approved the valuation appraisal of BR that determined the value of R$ 45.40 (US$ 11.66) for each 1,000 share lot of BR stock, the valuation appraisal by the Company that established a value of R$ 64.90 (US$ 16.66) for each share issued by the Company together with the swap ratio of the Company and BR shares at the rate of 0.7 PETROBRAS shares for 1,000 BR shares, which will be agreed together with a premium, defined by the specific formula.

On January 29, 2003, a public auction was held in which implementation of the condition for canceling the registration of the quote company of BR was verified. On February 5, 2003, CVM cancelled the registration of the quoted company of BR.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

21. Accounts - temporary agreement on price stabilization in Argentina

In January 2003, pursuant to government actions seeking to stabilize the economic environment in Argentina, the hydrocarbon producing and refining companies signed a temporary agreement aimed at stabilizing the prices of crude oil, gasoline and diesel oil in the Argentine market. This agreement, considering renewals, extends to February 29, 2004. Under this agreement, deliveries of crude oil must be billed and paid based on a reference WTI (West Texas Intermediate) price of US$ 28.50 per barrel. Positive or negative differences between the actual WTI, up to the limit of US$ 36.00 per barrel, and the reference price are to be realized based on amounts generated in periods during which the actual WTI price is lower than US$ 28.50 per barrel. As long as average market WTI prices remain higher than the reference price, the refining companies will, otherwise, record a liability to be realized when the WTI price is lower than the reference price. At December 31, 2003, the amount payable by Argentine companies within the PETROBRAS system related to the price difference on the acquisition of crude oil, amounted to US$ 10.

22. Commitments and contingencies

PETROBRAS is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government’s continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not predictable.

The Company currently has several contracts to purchase crude oil, diesel fuel and other oil products, which require the Company to purchase a minimum of approximately 147,000 barrels per day at respective current market prices.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

22. Commitments and contingencies—Continued

PETROBRAS provided guarantees to the ANP for the minimum exploration program defined in the concession contracts for exploration areas, totaling US$ 907. Out of this total, US$ 704 represents a pledge on the oil to be extracted from previously identified fields already in production, for areas in which the Company had already made commercial discoveries or investments at the time where Law No. 9,478 of August 6, 1997 came into force. For areas whose concessions were obtained by bidding from the ANP, PETROBRAS has given bank guarantees totaling US$ 203 through December 31, 2003.

PETROBRAS has guaranteed that it will purchase specified volumes of natural gas that run through TBG pipeline.

In 1993, the Company signed a contract with Yacimentos Petrolíferos Fiscales Bolivianos, the Bolivian state oil company for the purchase of natural gas. Under this contract, the Company is required to purchase 80% of the natural gas transported through the Bolivia/Brazil natural gas pipeline over a 20 year term at contract prices ranging from US$ 1.07 per MMBTU to US$ 1.17 MMBTU, based upon throughput. The pipeline achieved an average throughput of 24.64 million cubic meters per day during 2003.

The Company has exclusive supply contracts with certain service stations. These contracts are typically for seven years and require the Company to sell product at market prices.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

22. Commitments and contingencies—Continued

(a)	Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. At December 31, 2003 and 2002, the respective claims by type are as follows:

	As of December 31,
	2003	2002
Labor claims	22	13
Tax claims	39	13
Civil claims	90	24
Commercials claims and other contingencies	109	—

	260	50
Contractual contingencies - thermoelectric plants (see Note 16)	—	205
Contingencies for joint liability	95	113

Total	355	368

Current Contingencies	(84)	(318)

Long-term Contingencies	271	50

As of December 31, 2003 and 2002, in accordance with Brazilian law, the Company had paid US$ 543 and US$ 290, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

The Company is a party to several contracts related to the acquisition and upgrade of production Platform P-36, which was lost in its entirety in 2001. Pursuant to those contracts, the Company had an obligation to pay the insurance proceeds to a Security Agent for distribution according to specified clauses established in the contracts. The Company contends that it is entitled to the insurance proceeds under the contractual arrangements, and other parties contend that they are also entitled to such proceeds. The issue is subject to international proceedings in a British court. Pending determination of the issue by the international court, the Company committed to deposit cash collateral in the amount of US$ 175, in order to facilitate the issuance of a guarantee by a Security Agent, for the payment of creditors. At December 31, 2003, this amount was included in the balance sheet as restricted deposits for legal proceedings and guarantees.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

22. Commitments and contingencies—Continued

(a)	Litigation—Continued

On May 28, 1981, Kallium Mineração S.A. brought an action against Petromisa, a former subsidiary of PETROBRAS, in the Federal Court of the State of Rio de Janeiro alleging damages of approximately US$ 450 relating to the rescission of a contract to develop a potassium salt mine. On August 10,1999, a decision was handed down that considered most of the plaintiff’s petitions to be without grounds (losses, damages and loss of profit), requiring only the Company to reimburse “all expenses incurred as a result of the prospecting research” carried out, in accordance with amounts to be calculated in the final award. No award for loss of profit was established in the decision. In September of 1999 both parties filed appeals with the appeals court in the state of Rio de Janeiro. Based on the opinion of its legal advisers, management does not expect an unfavorable outcome in this case and considers the risk of loss with respect to this lawsuit to be remote.

On August 8, 1993, Indústria Bahiana de Adubos, Importação e Exportação Ltda. filed a lawsuit against the Company in the State Court of Bahia claiming approximately US$ 129 in damages. The claim is based upon the Company’s refusal to sell fertilizers to the plaintiff due to the plaintiff’s payment default under prior contracts with the Company. The plaintiff claims that such refusal harmed its financial condition and, ultimately, caused its bankruptcy. On December 9, 1993, the trial court decided in favor of the plaintiff. However, the Company appealed and the decision was reversed by the State Court of Appeals. Subsequently, the plaintiff filed a special appeal, which was also found to be without grounds on June 25, 2002 by the 3rd Panel of the Appeals Court. This Court dismissed the case and the lawsuit was extinguished.

On November 23, 1992, PORTO SEGURO IMÓVEIS LTDA., a minority shareholder of PETROQUISA, filed a suit against PETROBRAS in the State Court of Rio de Janeiro related to alleged losses resulting from the sale of a minority holding by PETROQUISA in various petrochemical companies included in the National Privatization Program introduced by Law No. 8,031/90.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

22. Commitments and contingencies—Continued

(a)	Litigation—Continued

In this suit, the plaintiff claims that PETROBRAS, as the majority shareholder in PETROQUISA, should be obliged to reinstate the “loss” caused to the net worth of PETROQUISA, as a result of the acts that approved the minimum sale price of its holding in the capital of privatized companies. A decision was handed down on January 14 of 1997 that considered PETROBRAS liable with respect to PETROQUISA for losses and damages in an amount equivalent to US$ 3,406.

In addition to this amount, PETROBRAS was required to pay the plaintiff 5% of the value of the compensation as a premium (see art. 246, paragraph 2 of Law No. 6,404/76), in addition to attorneys’ fees of approximately 20% of the same amount. However, since the award would be payable to PETROQUISA and PETROBRAS holds 99.0% of its capital, the effective disbursement if the ruling is not reversed will be restricted to 25% of the total award. PETROBRAS filed an appeal with the State Court of Rio de Janeiro, and received a favorable decision from the Third Civil Court on February 11, 2003, which, by a majority vote, accepted PETROBRAS’ appeal to reverse the judgment and ruled the plaintiff’s case to be without grounds, the revising judge’s decision that held the case to be partially with grounds to reduce the amount of compensation to US$ 1,538 being overruled. Based on its legal counsels advice, PETROBRAS’ Administration does not expect to obtain an unfavorable decision in the case and assesses the risk of loss to be remote.

The Fisherman’s Federation of the State of Rio de Janeiro (FEPERJ) filed a civil suit against the Company with the Rio de Janeiro State Court for compensation of miscellaneous damages amounting to US$ 224, which it is claiming in the name of its members, as a result of the oil spill in Guanabara Bay on January 18, 2000. A decision was handed down on February 7, 2002 which ruled the claim partially without grounds, rejecting pain and suffering, and requiring the Company to pay compensation for material damages and loss of profit to be calculated at the award phase. The ruling expressly declares that it is not reasonable to consider an award based on the amount claimed, since it was without economic base.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

22. Commitments and contingencies—Continued

(a)	Litigation—Continued

Based on its legal counsels opinion, the Company´s Administration believes it is possible that the Company will not prevail in this case, but that any possible negative judgment would be in an amount far below the originally filed complaint. As such, the Company assesses the risk of loss related to this case as possible.

The São Paulo tax authorities filed a tax suit against the Company, alleging that the Company did not pay ICMS levied on interstate sales of naphtha. However, during the period in which according to the State of São Paulo, the Company should have paid the ICMS, the Company was subject to a different tax regime (federal) on these sales, and for this reason enjoyed a tax holiday. The value of the matter in controversy is US$ 60. There is no guarantee that the final result of the legal case will be favorable to PETROBRAS, but even in the case of an unfavorable ruling, management does not believe that the award could have a material negative impact on the financial position of PETROBRAS. The Company assesses its risk of loss in the matter as possible.

PETROBRAS is a defendant in four labor claims filed by the UNIONS OF PETROLEUM WORKERS of three federal states (Rio de Janeiro, São Paulo and Sergipe), alleging that official inflation rates for 1987, 1989 and 1990 (understatement of the official inflation rate - Bresser, Summer and Collor Plans) were not fully included in the workers’ salaries.

The law suits are at different stages. Based on past favorable decisions in similar cases and on a final understanding of the TST, management does not expect an unfavorable decision in these suits. Three identical cases have been decided in favor of PETROBRAS. Management assesses risk of loss to be remote.

The Company was sued in court by certain small oil distribution companies under the allegation that it does not pass on to state governments the State Value-Added Tax (ICMS) collected according to the legislation upon fuel sales. These suits were filed in the states of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

22. Commitments and contingencies—Continued

(a)	Litigation—Continued

Of the total amount related to in legal actions approximately US$ 394 up to December 31, 2003, US$ 32 were effectively withdrawn from the Company’s accounts as a result of judicial rulings of advance relief.

The Company, with the support of the state and federal authorities, has succeeded in stopping the execution of other withdrawals, and is making all efforts possible to obtain reimbursement of the amounts that were previously withdrawn from its accounts.

(b)	Notification from the INSS - joint liability

The Company received various tax assessments related to social security amounts payable as a result of irregularities in presentation of documentation required by the INSS, to eliminate its joint liability in contracting civil construction and other services, stipulated in paragraphs 5 and 6 of article 219 and paragraphs 2 and 3 of article 220 of Decree No. 3,048/99.

The Company made a provision for this contingency in the amount of US$ 105 at December 31, 2002, as it considers the chance of success in a defense filed against the INSS to be remote.

On September 29, 2003, the Company received additional INSS tax assessments related to the joint liability for irregularities in presentation of contractors’ documentation related to periods subsequent to past notifications. At December 31, 2003 the balance of contingencies associated with this joint liability was US$ 193.

Internally, procedures were revised to improve the inspection of contracts and require the presentation of documents, as stipulated in the legislation, to substantiate the payment of INSS amounts due by contractors. PETROBRAS continues to analyze each tax assessment received in order to recover amounts, as permitted through administrative processes of the INSS.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

22. Commitments and contingencies—Continued

(c)	Tax assessments - internal revenue service of Rio de Janeiro

The Internal Revenue Service of Rio de Janeiro filed two Tax Assessments against the Company in connection with Withholding Tax (IRRF) on foreign remittances of payments related to charter of vessels of movable platform types for the years 1998 through 2002.

The Internal Revenue Service, based on Law No. 9,537/97, Article 2, considers that drilling and production platforms cannot be classified as sea-going vessels and therefore should not be chartered but leased. Based on this interpretation, overseas remittances for servicing chartering agreements would be subject to withholding tax at the rate of 15% or 25%.

The Company disagrees with the Internal Revenue Service’s interpretation as to charter contracts, given that the Federal Supreme Court has already ruled that, in the context of its judgment with respect to the IPI (Federal VAT) tax, offshore platforms are to be classified as sea-going vessels. Additionally, the 1994 and 1999 Income Tax Regulations support the “non-taxation” (RIR/1994) and the “zero tax rate” (RIR/1999) for the remittances in question.

On June 27, 2003, the Internal Revenue Service served a tax assessment notice on the Company amounting to R$ 3,064 million (US$ 1,066) covering the period from 1999 to 2002. Using the same arguments, on February 17, 2003, another tax assessment notice had already been issued for R$ 93 million (US$ 32) with respect to 1998, against which, on March 20, 2003, the Company filed an appeal. According to the fiscal authorities, the Company should have withheld that tax, incident on remittances made to abroad for payment of the hiring of vessels of the mobile platform type, used in oil exploration and production.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

22. Commitments and contingencies—Continued

(c)	Tax assessments - internal revenue service of Rio de Janeiro—Continued

PETROBRAS has defended itself against these tax assessments: i) the smaller in value has been confirmed by the first administrative level, and the corresponding appeal has been already filed by the Company, and waits judgment; ii) no first level decision has been issued so far with regard to the other one, with greater value. Based on its legal counsels advice, the Company’s Administration does not expect to obtain an unfavorable decision in this case, and thus has assessed risk of loss to be remote.

(d)	Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

During 2000 the Company implemented an environmental excellence and operational safety program -PEGASO - (Programa de Excelência em Getão Ambiental e Segurança Operacional). Scheduled to be concluded in December 2003, the Company made expenditures of approximately US$ 2,400 from 2000 to December 31, 2003 under this program.

During the years ended December 31, 2003 and 2002 the Company made expenditures of approximately US$ 766 and US$ 677 respectively, under this program, including US$ 225 and US$ 234 through the Programa de Integridade de Dutos (Pipeline Integrity Program) through which it conducts inspections of, and improvements to, the Company’s pipelines.

The Company believes that future payments related to environmental clean up activities resulting from these incidents, if any, will not be material.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

22. Commitments and contingencies—Continued

(d)	Environmental matters—Continued

On January 18, 2000, a pipeline from one of the Company’s terminals to a refinery in the Guanabara Bay ruptured, causing a release of crude oil into the bay. On January 19, 2001, the Rio de Janeiro State Prosecutor filed a criminal lawsuit against the Company. The Company is contesting the legal basis for the criminal lawsuit. Additionally, the Federal Prosecutor has filed criminal lawsuits against the former president of the Company (that finished) and 9 other employees. The Company cannot predict if the outcome of these proceedings will have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

In addition, as a result of the spill, on January 27, 2000, the National Council for the Environment enacted a resolution that obligated the Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (IBAMA), state environmental agencies and local environmental agencies and non-governmental agencies to evaluate the control and prevention measures and environmental licensing status of all industrial facilities for the production of oil and oil products in Brazil. This resolution also mandated that the Company perform an independent environmental audit of all of our industrial installations located in the State of Rio de Janeiro.

Since 2000, the Company implemented independent environmental audits in all of the Company’s plants located in Brazil that was concluded during December of 2003. The Company implemented 80% of the auditors recommendations and intend to implement the remaining 20% during 2004.

On July 16, 2000, an oil spill occurred at the Presidente Getúlio Vargas refinery releasing crude oil in the surrounding area. The Federal and State of Paraná Prosecutors have filed a civil lawsuit against the Company seeking US$ 1,176 in damages, that have already been contested by the Company. Additionally, there are two other actions pending, one by the Instituto Ambiental do Paraná (Paraná Environmental Institute) and by another civil association called AMAR that have already been contested by the Company. The Company cannot predict whether these proceedings will have a material adverse effect on the financial condition, results of operations or cash flow of the Company.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

22. Commitments and contingencies—Continued

(d)	Environmental matters—Continued

On November 4, 2000, the Cypriot flag vessel Vergina II chartered by PETROBRAS collided with the south pier at the Company’s Almirante Barroso terminal in São Sebastião and spilled oil in the São Sebastião canal. As a result of the accident, the Company was fined approximately US$ 30 by various local environmental agencies. The Company is currently contesting these fines.

On February 16, 2001, the Company’s Araucária-Paranaguá pipeline ruptured and as a result fuel oil was spilled into the Sagrado, Meio, Neves and Nhundiaquara Rivers located in the state of Paraná. As a result of the accident, the Company was fined approximately US$ 80 by the Instituto Ambiental do Paraná (Paraná Environmental Institute), which the Company is contesting through administrative proceedings.

On March 15, 2001, a spill resulting from the accident involving the P-36 platform occurred, causing a release of diesel fuel and crude oil. The Company was fined by the Brazilian Environmental Institute (IBAMA) US$ 3 in April of 2001 for the spill and improper use of chemicals to disperse the oil. The Company is currently contesting these fines.

On May 12, 2003, the rupture of a connection socket on a production line at well FZB-71, on the Belém Farm field, in the city of Aracati-CE, resulted in the spill of approximately 7 (seven) thousand liters of oil at an area located far from any communities or water sources. The Company’s Contingency Plan was immediately activated and cleaning work for the area was carried out. PETROBRAS was charged with a penalty of US$ 0.04 by the Environment Superintendency of the State of Ceará (Semace) and up to 90% of this amount can be reduced by compliance with a Commitment Term entered into with the referred environmental entity.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

22. Commitments and contingencies—Continued

(d)	Environmental matters—Continued

On June 3, 2003, a fault in the connection of one of the unloading arms of vessel Nordic Marita, anchored at the Maritime Terminal Almirante Barroso (Tebar), in São Sebastião, on the North coast of São Paulo, caused a spill of approximately 27 thousand liters of oil from Campos Basin. As a result of this accident, PETROBRAS was charged with a penalty of US$ 0.17 by the Brazilian Institute for the Environment and Renewable Resources (IBAMA) and of US$ 0.12 by Basic Sanitation, Technology and Environment Protection Agency of the State of São Paulo (CETESB). An appeal was filed against both charges based on the understanding that the Company acted in the most efficient possible manner in order to minimize possible impacts on the environment.

On August 26, 2003, the rupture of a pipeline between Transpetro’s terminal in Cabiúnas (Macaé) and Duque de Caxias Refinery caused the spill of 20 (twenty) liters of oil in an area of the city of Cachoeiras de Macacu. The Company immediately determined that the oil located in the service area of the pipeline should be removed, and took preventive measures to protect a creek, near to the Soarinhos River, with checks and oil-absorbing materials. In spite of the effective procedures adopted by PETROBRAS and the non-absence of environmental damages, the Company received a fine from IBAMA in the amount of US$ 0.69, but filed an administrative proceeding with this entity.

The Company’s management considers that any expenses incurred to correct or mitigate possible environmental impacts should not have a significant effect on operations or cash flows.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

22. Commitments and contingencies—Continued

(e)	Minimum payments under operating leases and service contracts

The Company is committed to make the following minimum payments related to operating leases as of December 31, 2003:

2005	954
2006	525
2007	349
2008	312
2009 and thereafter	856

Minimum operating lease payment commitments	2,996

The Company paid US$ 1,205, US$ 1,355, and US$ 1,284 in rental expense on operating leases at December 31, 2003, 2002 and 2001, respectively.

Additionally, the company is committed to make the following minimum long-term payments related to services contracted as of December 31, 2003:

2005	172
2006	90
2007	56
2008	44
2009 and thereafter	107

Minimum service contract payment commitments	469

23. Derivative instruments, hedging and risk management activities

The Company is exposed to a number of market risks arising from the normal course of business. Such market risks principally involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings. The Company maintains an overall risk management policy that is developed under the direction of the Company’s executive officers.

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a favorable change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

23. Derivative instruments, hedging and risk management activities—Continued

(a)	Foreign currency risk management

The Company’s foreign currency risk management strategy may involve the use of derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company’s obligations. The Company currently uses zero cost foreign exchange collars to implement this strategy.

During 2000, the Company entered into three zero cost foreign exchange collars to reduce its exposure to variations between the U.S. Dollar and the Japanese Yen, and between the U.S. Dollar and EURO relative to long-term debt denominated in foreign currencies with a notional amount of approximately US$ 470. The Company does not use hedge accounting for these derivative instruments.

These collars establish a ceiling and a floor for the associated exchange rates. If the exchange rate falls below the defined floor, the counterparties will pay to the Company the difference between the actual rate and the floor rate on the notional amount. Conversely, if the exchange rate increases above the defined ceiling, the Company will pay to the counterparties the difference between the actual rate and the ceiling rate on the notional amount. The contracts expire upon the maturity date of each note.

As of December 31, 2002 and 2001, the Company had a fair value obligation of US$ 80 and US$ 119, respectively, associated with its EURO and Japanese Yen zero cost collar contracts. The Yen zero cost collar contracts were settled on September 8, 2003, with a cash payment of US$ 68.

As of December 31, 2003 the Company had a fair value asset of US$ 26 associated with its Euro zero cost collar contracts.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

23. Derivative instruments, hedging and risk management activities—Continued

(b)	Commodity price risk management

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities primarily consist of futures contracts traded on stock exchanges and options and swaps entered into with major financial institutions. The futures contracts provide economic hedges to anticipated crude oil purchases and sales, generally forecast to occur within a 30 to 360 day period, and reduce the Company’s exposure to volatile commodity prices.

The Company’s exposure on these contracts is limited to the difference between contract value and market value on the volumes hedged. Crude oil future contracts are marked to market and related gains and losses are recognized currently into earnings, irrespective of when physical crude sales occur. For the years ended December 31, 2003, 2002 and 2001, the Company consummated commodity derivative transaction activities on 72.47%, 42.01% and 21.20%, respectively, of its total import and export traded volumes.

The open positions on the futures market, compared to spot market value, resulted in recognized losses of US$ 2, US$ 4 and US$ 6 during the years ended December 31, 2003, 2002 and 2001, respectively.

A long-term operation was executed on January of 2001 by the sale of put options for 52 million barrels of West Texas Intermediate (WTI) oil over a period extending from 2004 to 2007, with the objective to obtain price protection for this quantity of oil and to provide the funding institutions of the Barracuda/Caratinga project with a minimum guaranteed margin to cover the debt servicing. The puts were structured to ensure that the financial institutions participating in the financing of the development of the fields receive the price required to generate the minimum required return on investment. The Company accounts for the put options on a mark to market basis. During 2003, 2002 and 2001, the Company realized a net gain of US$ 7 and US$ 8 and US$ 5, respectively.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

23. Derivative instruments, hedging and risk management activities—Continued

(b)	Commodity price risk management—Continued

The fair value of oil products is based on usual market conditions, at values prevailing at the closing of the period, considered relevant for underlying quotations. Option contracts are valued using the Black & Scholes model, considering parameters advised by financial institutions of international reputation.

(c)	Interest rate risk management

The Company’s interest rate risk is a function of the Company’s long-term debt and, to a lesser extent, short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Brazilian Central Bank. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates. However, the Company has been studying various forms of derivatives to reduce exposure to interest rate fluctuations and may use these financial instruments in the future.

(d)	Risk Management activity at PEPSA

PEPSA also uses derivative instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates. Such derivative instruments are designed to mitigate specific exposures, and are assessed periodically to assure high correlation of the derivative instrument to the risk exposure identified and to assure that the derivative is highly effective in offsetting changes in cash flows inherent in the covered risk. PEPSA qualifies for hedge accounting treatment for its crude oil derivative instruments and its interest rate swap derivative instruments.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

23. Derivative instruments, hedging and risk management activities—Continued

(d)	Risk Management activity at PEPSA—Continued

PEPSA consummated commodity derivative transactions, referenced to WTI, for 40% of its total sales volume (corresponding to 11,963 thousand boe) at December 31, 2003. The operations settled in the year generated a loss in the approximate amount of US$ 67. At December 31, 2003, the open positions on the futures market, when compared to their market value, represented a negative result of approximately US$ 187, if liquidated on that date. These transactions were accounted for as cash flow hedges in accordance with SFAS No. 133 - Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”).

Additionally, PEPSA holds an interest rate contract to manage the volatility of the LIBOR rate implied in a Class C negotiable instrument, establishing the respective interest rate at 7.93% annually. If this instruments were to be liquidated, considering the rates used at the date, a net loss of approximately US$ 6 would be recorded. This contract qualifies for hedge accounting in accordance with SFAS 133.

24. Financial instruments

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

24. Financial instruments—Continued

(a)	Concentrations of credit risk—Continued

The Company takes several measures to reduce its credit risk to acceptable levels. All cash equivalents in Brazil are maintained with federal banks in accordance with federal law. Time deposits in U.S. dollars are placed with creditworthy institutions in the United States. Additionally, all of the Company’s available for sale securities and derivative contracts are either exchange traded or maintained with creditworthy financial institutions. The Company monitors its credit risk associated with trade receivables by routinely assessing the creditworthiness of its customers. At December 31, 2003 and December 31, 2002, the Company’s trade receivables were primarily maintained with large distributors.

As described in Note 11, the National Treasury Notes, NTN-H may be used in the settlement of the Petroleum and Alcohol Account.

(b)	Fair value

Fair values are derived either from quoted market prices where available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end. Fair values of cash and cash equivalents, trade receivables, the Petroleum and Alcohol Account, short-term debt and trade payables approximate their carrying values. The fair value for the Company’s available for sale government securities equals their carrying value as disclosed in Note 6.

The fair values of other long-term receivables and payables do not differ materially from their carrying values.

The Company’s debt included US$ 11,888 and US$ 7,346 at December 31, 2003 and December 31, 2002 and had estimated fair values of US$ 12,690 and US$ 6,791, respectively. The Company’s project finance obligation, resulting from FIN 46 consolidation was US$ 5,066 at December 31, 2003, and had an estimated fair value of US$ 5,115.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

24. Financial instruments—Continued

(b)	Fair value—Continued

The call and put portion of the Company’s zero cost foreign exchange collars at December 31, 2003 have a fair value of US$ 31 and US$ 5, respectively (US$ 8 and US$ 88 at December 31, 2002).

25. Segment information

The following segment information has been prepared in accordance with SFAS No. 131 - Disclosure about Segments of an Enterprise and Related information (“SFAS 131”). The Company operates under the following segments, which are described as follows:

•	Exploration and Production - This segment includes the Company’s exploration, development and production activities in Brazil, as well as sales of crude oil and natural gas in the domestic and foreign markets.

•	Supply - This segment includes the Company’s refining, logistic, transportation and commercialization activities for oil, oil products and fuel alcohol. Additionally, this segment includes petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and the Company’s two domestic fertilizer plants.

•	Distribution - This segment represents the oil product and fuel alcohol distribution activities conducted by the Company’s majority owned subsidiary, Petrobras Distribuidora S.A. - BR in Brazil.

•	Gas and Energy - This segment currently encompasses the commercialization and transportation of natural gas produced in or imported into Brazil. Additionally, this segment includes the Company’s domestic electric energy commercialization activities as well as investments in domestic natural gas transportation companies, state owned natural gas distributors and thermoelectric companies.

•	International - This segment represents the Company’s international activities conducted in 13 countries, which include Exploration and Production, Supply, Distribution and Gas and Energy.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

25. Segment information—Continued

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

The main criteria used to record the results and assets by business segments are summarized as follows:

•	Net operating revenues: these were considered to be the revenues from sales to third parties, plus revenues between the business segments, based on the internal transfer prices established by the areas;

•	The operating income includes net operating revenue, the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment;

•	Assets: covers the assets relating to each segment.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25. Segment information—Continued

The following presents the Company’s assets by segment:

	As of December 31, 2003
	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Current assets	2,057	4,871	528	1,738	1,208	9,466	(1,968)	17,900

Cash and cash equivalents	1,042	575	109	445	33	7,406	—	9,610
Other current assets	1,015	4,296	419	1,293	1,175	2,060	(1,968)	8,290

Investments in non-consolidated companies and other investments	6	463	151	449	22	82	—	1,173

Property, plant and equipment, net	16,742	4,980	4,174	4,181	442	336	(50)	30,805

Non current assets	970	285	751	306	208	4,479	(3,265)	3,734

Petroleum and Alcohol Account	—	—	—	—	—	239	—	239
Government securities	—	—	—	—	—	283	—	283
Other assets	970	285	751	306	208	3,957	(3,265)	3,212

Total assets	19,775	10,599	5,604	6,674	1,880	14,363	(5,283)	53,612

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25. Segment information—Continued

	As of December 31, 2003
	International
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total
Current assets	806	463	167	71	670	(439)	1,738

Cash and cash equivalents	178	42	4	5	216	—	445
Other current assets	628	421	163	66	454	(439)	1,293

Investments in non-consolidated companies and other investments	128	121	199	—	1	—	449

Property, plant and equipment, net	3,301	565	202	64	49	—	4,181

Non current assets	166	12	—	15	1,664	(1,551)	306

Other assets	166	12	—	15	1,664	(1,551)	306

Total assets	4,401	1,161	568	150	2,384	(1,990)	6,674

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25. Segment information—Continued

	As of December 31, 2002
	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Current assets	1,181	4,323	819	736	973	3,249	(959)	10,322

Cash and cash equivalents	1	509	16	211	59	2,505	—	3,301
Other current assets	1,180	3,814	803	525	914	744	(959)	7,021

Investments in non-consolidated companies and other investments	7	168	70	11	16	62	—	334

Property, plant and equipment, net	11,611	3,186	1,881	1,024	296	226	—	18,224

Non current assets	385	211	556	1,092	141	1,943	(1,054)	3,274

Petroleum and Alcohol Account	—	—	—	—	—	182	—	182
Government securities	—	—	—	—	—	176	—	176
Other assets	385	211	556	1,092	141	1,585	(1,054)	2,916

Total assets	13,184	7,888	3,326	2,863	1,426	5,480	(2,013)	32,154

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25. Segment information—Continued

	As of December 31, 2002
	International
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total
Current assets	374	215	37	109	201	(200)	736

Cash and cash equivalents	90	16	—	35	70	—	211
Other current assets	284	199	37	74	131	(200)	525

Investments in non-consolidated companies and other investments	9	—	—	2	—	—	11

Property, plant and equipment, net	835	126	11	49	3	—	1,024

Non current assets	420	8	(9)	—	1,275	(602)	1,092

Other assets	420	8	(9)	—	1,275	(602)	1,092

Total assets	1,638	349	39	160	1,479	(802)	2,863

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25. Segment information—Continued

Revenues and net income by segment are as follows:

	Year ended December 31, 2003
	Exploration and Production	Supply	Gas and Energy	International (see separate Disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	2,369	17,024	1,229	2,298	7,877	—	—	30,797
Inter-segment net operating revenues	13,329	6,695	250	129	138	—	(20,541)	—

Net operating revenues	15,698	23,719	1,479	2,427	8,015	—	(20,541)	30,797

Cost of sales	(6,154)	(19,944)	(1,045)	(1,398)	(7,257)	—	20,382	(15,416)
Depreciation, depletion and amortization	(955)	(397)	(87)	(288)	(29)	(29)	—	(1,785)
Exploration, including exploratory dry holes and impairment	(452)	—	—	(130)	—	—	—	(582)
Selling, general and administrative expenses	(123)	(732)	(149)	(208)	(416)	(554)	91	(2,091)
Research and development expenses	(92)	(50)	(6)	—	—	(53)	—	(201)

Costs and expenses	(7,776)	(21,123)	(1,287)	(2,024)	(7,702)	(636)	20,473	(20,075)

Equity in results of non-consolidated companies	—	25	56	62	—	(2)	—	141
Financial income (expenses), net	(317)	146	(78)	(129)	(62)	506	(202)	(136)
Employee benefit expense	—	—	—	—	—	(595)	—	(595)
Other taxes	(9)	(24)	(19)	(25)	(48)	(208)	—	(333)
Other expenses, net	(224)	(100)	(387)	(55)	(1)	(259)	—	(1,026)

Income (loss) before income taxes and minority interest and accounting change	7,372	2,643	(236)	256	202	(1,194)	(270)	8,773

Income tax benefits (expense)	(2,506)	(874)	196	(154)	(63)	698	40	(2,663)
Minority interest	(59)	(31)	(156)	(1)	(1)	—	—	(248)

Income before effect of change in accounting principle	4,807	1,738	(196)	101	138	(496)	(230)	5,862

Cumulative effect of change in accounting principle, net of taxes	697	—	—	—	—	—	—	697

Net income (loss)	5,504	1,738	(196)	101	138	(496)	(230)	6,559

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25. Segment information—Continued

	Year ended December 31, 2003
	International
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	535	998	159	592	14	—	2,298
Inter-segment net operating revenues	534	633	3	29	—	(1,070)	129

Net operating revenues	1,069	1,631	162	621	14	(1,070)	2,427

Cost of sales	(300)	(1,478)	(103)	(585)	(14)	1,082	(1,398)
Depreciation, depletion and amortization	(223)	(46)	(11)	(4)	(4)	—	(288)
Exploration, including exploratory dry holes and impairment	(130)	—	—	—	—	—	(130)
Selling, general and administrative expenses	(59)	(34)	(2)	(32)	(81)	—	(208)

Costs and expenses	(712)	(1,558)	(116)	(621)	(99)	1,082	(2,024)

Equity in results of non-consolidated companies	2	6	(2)	—	56	—	62
Financial income (expenses), net	(100)	(11)	—	—	(18)	—	(129)
Other taxes	(3)	(5)	—	(5)	(12)	—	(25)
Other expenses, net	(73)	(9)	7	—	20	—	(55)

Income (loss) before income taxes and minority interest	183	54	51	(5)	(39)	12	256

Income tax benefits (expense)	(132)	(2)	—	—	(20)	—	(154)

Minority interest	3	(2)	(1)	(1)	—	—	(1)

Net income (loss)	54	50	50	(6)	(59)	12	101

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25.	Segment information—Continued

	Year ended December 31, 2002
	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	2,346	12,073	747	986	6,460	—	—	22,612
Inter-segment net operating revenues	10,700	5,269	170	99	102	—	(16,340)	—

Net operating revenues	13,046	17,342	917	1,085	6,562	—	(16,340)	22,612

Cost of sales	(4,829)	(15,242)	(594)	(812)	(5,861)	—	15,832	(11,506)
Depreciation, depletion and amortization	(1,378)	(358)	(45)	(106)	(24)	(19)	—	(1,930)
Exploration, including exploratory dry holes and impairment	(449)	—	—	(61)	—	—	—	(510)
Selling, general and administrative expenses	(177)	(584)	(54)	(90)	(442)	(394)	—	(1,741)
Research and development expenses	(74)	(37)	(5)	—	—	(31)	—	(147)

Costs and expenses	(6,907)	(16,221)	(698)	(1,069)	(6,327)	(444)	15,832	(15,834)

Equity in results of non-consolidated companies	—	11	(94)	(95)	—	—	—	(178)
Financial income (expenses), net	(943)	(13)	(18)	31	5	(762)	—	(1,700)
Employee benefit expense	—	(2)	—	—	(14)	(435)	—	(451)
Other taxes	—	(18)	(9)	(12)	(36)	(285)	—	(360)
Other expenses, net	(160)	5	(495)	14	(10)	(231)	20	(857)

Income (loss) before income taxes and minority interest	5,036	1,104	(397)	(46)	180	(2,157)	(488)	3,232

Income tax benefits (expense)	(1,623)	(386)	(104)	(64)	(58)	914	168	(1,153)

Minority interest	—	(7)	311	(4)	(31)	(37)	—	232

Net income (loss)	3,413	711	(190)	(114)	91	(1,280)	(320)	2,311

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25. Segment information—Continued

	Year ended December 31, 2002
	International
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	96	473	36	377	4	—	986
Inter-segment net operating revenues	188	445	—	—	—	(534)	99

Net operating revenues	284	918	36	377	4	(534)	1,085

Cost of sales	(75)	(848)	(30)	(391)	(2)	534	(812)
Depreciation, depletion and amortization	(87)	(13)	—	(5)	(1)	—	(106)
Exploration, including exploratory dry holes and impairment	(61)	—	—	—	—	—	(61)
Selling, general and administrative expenses	(29)	(9)	—	(19)	(33)	—	(90)

Costs and expenses	(252)	(870)	(30)	(415)	(36)	534	(1,069)

Equity in results of non-consolidated companies	—	—	—	—	(95)	—	(95)
Financial income (expenses), net	6	(7)	(6)	—	38	—	31
Other taxes	(1)	(3)	—	(4)	(4)	—	(12)
Other expenses, net	9	(2)	—	1	6	—	14

Income (loss) before income taxes and minority interest	46	36	—	(41)	(87)	—	(46)

Income tax benefits (expense)	(50)	—	—	—	(14)	—	(64)

Minority interest	(1)	(4)	—	—	1	—	(4)

Net income (loss)	(5)	32	—	(41)	(100)	—	(114)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25. Segment information—Continued

	Year ended December 31, 2001
	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	308	15,969	659	777	6,836	—	—	24,549
Inter-segment net operating revenues	9,796	5,757	177	71	100	—	(15,901)	—

Net operating revenues	10,104	21,726	836	848	6,936	—	(15,901)	24,549

Cost of sales	(3,766)	(17,279)	(600)	(541)	(6,310)	—	15,689	(12,807)
Depreciation, depletion and amortization	(1,228)	(301)	(62)	(101)	(28)	(9)	—	(1,729)
Exploration, including exploratory dry holes and impairment	(463)	—	—	(86)	—	—	—	(549)
Selling, general and administrative expenses	(128)	(745)	(46)	(57)	(414)	(361)	—	(1,751)
Research and development expenses	(63)	(40)	(3)	—	—	(26)	—	(132)

Costs and expenses	(5,648)	(18,365)	(711)	(785)	(6,752)	(396)	15,689	(16,968)

Equity in results of non-consolidated companies	—	28	8	(44)	—	—	—	(8)
Financial income (expenses), net	(372)	(112)	(242)	12	(1)	364	3	(348)
Employee benefit expense	—	—	—	—	—	(594)	—	(594)
Other taxes	—	(14)	(3)	(2)	(36)	(240)	—	(295)
Other expenses, net	(458)	333	(26)	90	60	(1,543)	—	(1,544)

Income (loss) before income taxes and minority interest	3,626	3,596	(138)	119	207	(2,409)	(209)	4,792

Income tax benefits (expense)	(1,187)	(1,058)	(38)	(91)	(101)	1,001	85	(1,389)

Minority interest	—	—	122	(4)	(28)	(2)	—	88

Net income (loss)	2,439	2,538	(54)	24	78	(1,410)	(124)	3,491

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25. Segment information—Continued

	Year ended December 31, 2001
	International
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	217	469	—	90	1	—	777
Inter-segment net operating revenues	178	160	—	—	—	(267)	71

Net operating revenues	395	629	—	90	1	(267)	848

Cost of sales	(129)	(597)	—	(76)	(1)	262	(541)
Depreciation, depletion and amortization	(94)	(6)	—	(1)	—	—	(101)
Exploration, including exploratory dry holes and impairment	(86)	—	—	—	—	—	(86)
Selling, general and administrative expenses	(36)	(9)	—	(7)	(5)	—	(57)

Costs and expenses	(345)	(612)	—	(84)	(6)	262	(785)

Equity in results of non-consolidated companies	—	—	—	—	(44)	—	(44)
Financial income (expenses), net	13	(1)	—	—	—	—	12
Other taxes	—	(1)	—	(1)	—	—	(2)
Other expenses, net	100	—	—	—	(10)	—	90

Income (loss) before income taxes and minority interest	163	15	—	5	(59)	(5)	119

Income tax benefits (expense)	(58)	(8)	—	(29)	4	—	(91)

Minority interest	—	(4)	—	—	—	—	(4)

Net income (loss)	105	3	—	(24)	(55)	(5)	24

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25. Segment information—Continued

Capital expenditures incurred by segment for the years ended December 31, 2003, 2002 and 2001 are as follows:

	Year ended December 31,
	2003	2002	2001
Exploration and Production	3,658	3,156	2,866
Supply	1,451	945	642
Gas and Energy	694	268	192
International
Exploration and Production	428	224	318
Supply	18	8	3
Distribution	33	2	2
Gas and Energy	1	4	3
Distribution	106	139	86
Corporate	162	165	142

	6,551	4,911	4,254

The Company’s gross sales, classified by geographic destination, are as follows:

	Year ended December 31,
	2003	2002	2001
Brazil	34,025	27,410	30,122
International	8,665	5,577	4,023

	42,690	32,987	34,145

The total amounts sold of products and services to the two major customers in 2003, 2002 and 2001 were US$ 3,498, US$ 2,693, US$ 2,907 and US$ 2,688, US$ 2,549, US$ 2,871, respectively.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

26. Related party transactions

The Company is controlled by the Federal Government and has numerous transactions with other state-owned companies in the ordinary course of business.

Transactions with major related parties resulted in the following balances:

	As of December 31,
	2003		2002
	Assets	Liabilities	Assets	Liabilities
PETROS (Pension fund)	283	38	176	21
Banco do Brasil S.A.	6,164	230	1,859	141
BNDES (Note 12 (b))	—	1,299	—	599
Federal Government	94	—	79	—
ANP
Restricted deposits for legal proceedings	297	—	290	—
Government securities (Note 6)	38	—	28	—
Petroleum and Alcohol Account - Receivable from Federal Government (Note 11)	239	—	182	—
Others	941	57	721	26

	8,056	1,624	3,335	787

Current	6,872	128	2,380	62

Long-term	1,184	1,496	955	725

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

26. Related party transactions—Continued

These balances are included in the following balance sheet classifications:

	As of December 31,
	2003		2002
	Assets	Liabilities	Assets	Liabilities
Assets
Current
Cash and cash equivalents	6,128	—	1,859	—
Accounts receivable (Note 7)	284	—	329	—
Other current assets	460	—	192	—

Other
Accounts receivable (Note 7)	199	—	181	—
Government securities	38	—	28	—
Petroleum and Alcohol Account - receivable from Federal Government (Note 11)	239	—	182	—
Restricted deposits for legal proceedings	297	—	290	—
Pension Fund	283	—	176	—
Other assets	128	—	98	—

Liabilities
Current
Current portion of long-term debt	—	59	—	45
Current liabilities	—	69	—	17
Short-term debt

Long-term
Long-term debt	—	1,212	—	546
Other liabilities	—	284	—	179

	8,056	1,624	3,335	787

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

26. Related party transactions—Continued

The principal amounts of business and financial operations carried out with related parties are as follows:

	Year ended December 31,
	2003		2002		2001
	Income	Expense	Income	Expense	Income	Expense
Sales of products and services
BRASKEM S.A.	754	—	631	—	929	—
Centrais Elet. do Norte do Brasil S.A. - Eletronorte	205	—	159	—	120	—
COPESUL S.A.	545	—	265	—	433	—
Manaus Energia S.A.	425	—	272	—	214	—
Petroquímica União S.A.	543	—	350	—	428	—
Others	729	(164)	638	(308)	834	—

Financial income
Petroleum and Alcohol Account -
Receivable from Federal Government (Note 11)	10	—	2	—	16	—
Government securities (Note 6)	71	—	84	—	243	—
Others	155	—	760	—	863	—
Financial expenses	—	(178)	—	(234)	—	(118)
Other expenses, net	—	—	—	(29)	—	(405)

	3,437	(342)	3,161	(571)	4,080	(523)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED)

Expressed in Millions of United States Dollars

(except when specifically indicated)

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

The “International” geographic includes activities in Angola, Argentina, Bolivia, Colombia, Ecuador, Mexico, Nigeria, Peru, The United States of America and Venezuela. The Company has immaterial non-consolidated companies involved in exploration and production activities; the amounts related to such are in the line item titled “Company’s share of unconsolidated affiliates”.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(i)	Capitalized costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

	As of December 31, 2003
	Brazil	International	Worldwide
Unproved oil and gas properties	1,253	650	1,903
Proved oil and gas properties	11,924	3,835	15,759
Support equipment	10,336	516	10,852

Gross capitalized costs	23,513	5,001	28,514
Depreciation and depletion	(11,458)	(1,830)	(13,288)

	12,055	3,171	15,226
Construction and installations in progress	4,687	130	4,817

	16,742	3,301	20,043
Company’s share by unconsolidated affiliates	—	78	78

Net capitalized costs	16,742	3,379	20,121

	As of December 31, 2002
	Brazil	International	Worldwide
Unproved oil and gas properties	538	337	875
Proved oil and gas properties	10,049	1,192	11,241
Support equipment	8,062	15	8,077

Gross capitalized costs	18,649	1,544	20,193
Depreciation and depletion	(10,514)	(709)	(11,223)

	8,135	835	8,970
Construction and installations in progress	3,476	—	3,476

Net capitalized costs	11,611	835	12,446

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(ii)	Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	As of December 31, 2003
	Brazil	International (1)	Worldwide
Property acquisitions
Proved	—	2,255	2,255
Unproved	7	6	13
Exploration costs	827	96	923
Development costs	3,025	285	3,310

	3,859	2,642	6,501

	As of December 31, 2002
	Brazil	International	Worldwide
Property acquisitions
Proved	—	15	15
Unproved	12	4	16
Exploration costs	725	104	829
Development costs	2,691	82	2,773

	3,428	205	3,633

	As of December 31, 2001
	Brazil	International	Worldwide
Property acquisitions
Unproved	62	121	183
Exploration costs	528	110	638
Development costs	2,411	119	2,530

	3,001	350	3,351

(2)	Includes PEPSA as of December 31, 2003. See also Note 19 for more information.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(iii)	Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ending December 31, 2003, 2002 and 2001 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the supply segment in Brazil. The prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company after January 1, 2002, when full price deregulation began. Gas prices used are contracted prices to third parties.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(iii)	Results of operations for oil and gas producing activities—Continued

	As of December 31, 2003
	Brazil	International (1)	Worldwide
Net operating revenues:
Sales to third parties	2,369	535	2,904
Intersegment	13,329	534	13,863

	15,698	1,069	16,767
Production costs	(6,154)	(355)	(6,509)
Exploration expenses	(387)	(87)	(474)
Depreciation, depletion, amortization	(955)	(217)	(1,172)
Impairment of oil and gas properties	(65)	(5)	(70)

Results before income taxes	8,137	405	8,542
Income tax expense	(2,767)	(103)	(2,870)

	5,370	302	5,672
Company’s share of unconsolidated affiliates	—	3	3

Results of operations	5,370	305	5,675

(1)	Includes PEPSA from June 1, 2003.

	As of December 31, 2002
	Brazil	International	Worldwide
Net operating revenues:
Sales to third parties	2,346	96	2,442
Intersegment	10,700	188	10,888

	13,046	284	13,330

Production costs	(4,829)	(75)	(4,904)
Exploration expenses	(392)	(43)	(435)
Depreciation, depletion, amortization	(1,378)	(87)	(1,465)
Impairment of oil and gas properties	(57)	(18)	(75)

Results before income taxes	6,390	61	6,451
Income tax expense	(2,173)	(58)	(2,231)

Results of operations	4,217	3	4,220

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(iii)	Results of operations for oil and gas producing activities—Continued

	As of December 31, 2001
	Brazil	International	Worldwide
Net operating revenues:
Sales to third parties	308	217	525
Intersegment	9,796	178	9,974

	10,104	395	10,499
Production costs	(3,766)	(112)	(3,878)
Exploration expenses	(334)	(70)	(404)
Depreciation, depletion, amortization	(1,228)	(94)	(1,322)
Impairment of oil and gas properties	(129)	(16)	(145)

Results before income taxes	4,647	103	4,750
Income tax expense	(1,580)	(43)	(1,623)

Results of operations	3,067	60	3,127

(iv)	Reserve quantities information

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2003, 2002 and 2001 are shown in the following table. Proved reserves are estimated by the Company’s reservoir engineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(iv)	Reserve quantities information—Continued

In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

A summary of the annual changes in the proved reserves of crude oil and natural gas follows:

	Oil (millions of barrels)			Gas (billions of cubic feet)
	Brazil	International	Worldwide	Brazil	International	Worldwide
Worldwide Net Proved Developed and Undeveloped Reserves

Reserves January 1, 2001	8,227.4	128.9	8,356.3	6,266.8	2,173.2	8,440.0

Revisions of previous estimates	(949.6)	(0.3)	(949.9)	401.1	13.0	414.1
Extensions, discoveries and improved recovery	877.6	2.2	879.8	835.3	65.5	900.8
Sales of reserves in place	(31.6)	(20.2)	(51.8)	(194.0)	(38.8)	(232.8)
Production for the year	(471.0)	(14.6)	(485.6)	(423.9)	(50.7)	(474.6)

Reserves at December 31, 2001	7,652.8	96.0	7,748.8	6,885.3	2,162.2	9,047.5

Revisions of previous estimates	822.0	3.1	825.1	787.0	(49.8)	737.2
Extensions, discoveries and improved recovery	888.2	10.8	899.0	102.2	9.2	111.4
Sales of reserves in place		23.6	23.6	—	71.5	71.5
Production for the year	(529.8)	(11.8)	(541.6)	(446.7)	(48.1)	(494.8)

Reserves at December 31, 2002	8,833.2	121.7	8,954.9	7,327.8	2,145.0	9,472.8

Revisions of previous estimates	(682.1)	(10.8)	(692.9)	459.3	(294.8)	164.5
Extensions, discoveries and improved recovery	1,439.8	55.5	1,495.3	778.3	80.1	858.4
Purchase of reserves in place - PEPSA	—	602.8	602.8	—	1,346.9	1,346.9
Sales of reserves in place	—	(7.7)	(7.7)	—	(49.5)	(49.5)
Production for the year	(539.5)	(40.8)	(580.3)	(454.0)	(136.8)	(590.8)

Reserves at December 31, 2003	9,051.4	720.7 *	9,772.1	8,111.4	3,090.9 *	11,202.3

Net proved Developed Reserves
At January 1, 2001	3,780.8	80.1	3,860.9	3,614.3	1,368.4	4,982.7
At December 31, 2001	3,899.4	66.6	3,966.0	3,946.0	1,336.8	5,282.8
At December 31, 2002	3,912.9	94.7	4,007.6	3,892.5	2,043,9	5,936.4
At December 31, 2003	3,629.5	404.1	4,033.6	4,398.1	2,548.4	6,946.5

(*)	Includes reserves of 253.2 million barrels of oil and 565.7 billions of cubic feet of gas attributable to a consolidated subsidiary in which there is a 41.38 % minority interest.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of SFAS 69. Estimated future cash inflows from production in Brazil are computed by applying year-end prices based upon the Company’s internal pricing methodology for oil and gas to year-end quantities of estimated net proved reserves. Estimated future cash inflows from production related to the Company’s International segment are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indicators, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and are applied to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditures will be incurred and when the reserves will be produced.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein—Continued

The arbitrary valuation prescribed under SFAS 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of PETROBRAS’ future cash flows or the value of its oil and gas reserves.

	Brazil	International	Worldwide
At December 31, 2003
Future cash inflows	216,112	20,881	236,993
Future production costs	(86,666)	(5,212)	(91,878)
Future development costs	(18,727)	(1,799)	(20,526)
Future income tax expenses	(38,982)	(4,651)	(43,633)

Undiscounted future net cash flows	71,737	9,219	80,956
10 percent midyear annual discount for timing of estimated cash flows	(36,215)	(4,013)	(40,228)
Company’s share by unconsolidated affiliates	—	91	91

Standardized measure of discounted future net cash flows	35,522	5,297 *	40,819

At December 31, 2002
Future cash inflows	210,063	6,759	216,822
Future production costs	(84,191)	(1,625)	(85,816)
Future development costs	(13,798)	(358)	(14,156)
Future income tax expenses	(37,934)	(1,906)	(39,840)

Undiscounted future net cash flows	74,140	2,870	77,010
10 percent midyear annual discount for timing of estimated cash flows	(36,932)	(1,364)	(38,296)

Standardized measure of discounted future net cash flows	37,208	1,506	38,714

At December 31, 2001
Future cash inflows	129,989	5,217	135,206
Future production costs	(56,087)	(1,356)	(57,443)
Future development costs	(9,650)	(277)	(9,927)
Future income tax expenses	(21,810)	(1,526)	(23,336)

Undiscounted future net cash flows	42,442	2,058	44,500
10 percent midyear annual discount for timing of estimated cash flows	(21,531)	(1,023)	(22,554)

Standardized measure of discounted future net cash flows	20,911	1,035	21,946

(*)	Includes US$ 1,459 attributable to a consolidated subsidiary in which there is a 41.38% minority interest.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED)

Expressed in Millions of United States Dollars

(except when specifically indicated)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein—Continued

The following are the principal sources of change in the standardized measure of discounted net cash flows:

	Brazil			International			Worldwide
	2003	2002	2001	2003	2002	2001	2003	2002	2001
Balance at January 1	37,208	20,911	31,621	1,506	1,035	1,375	38,714	21,946	32,996

Sales and transfers of oil and gas, net of production costs	(9,151)	(7,921)	(6,338)	(774)	(223)	(283)	(9,925)	(8,144)	(6,621)
Development costs incurred	3,025	2,691	2,411	273	82	119	3,298	2,773	2,530
Purchases of reserves	—	—	—	3,473	168	—	3,473	168	—
Sales of reserves	—	—	(550)	(49)	—	(163)	(49)	—	(713)
Extensions, discoveries and improved recovery, less related costs	6,294	3,908	2,629	535	121	95	6,829	4,029	2,724
Revisions of previous quantity estimates	(4,766)	6,189	(3,944)	(349)	(45)	163	(5,115)	6,144	(3,781)
Net changes in prices and production costs	(1,398)	18,500	(15,446)	630	613	(507)	(768)	19,113	(15,953)
Changes in future development costs	1,549	(673)	(339)	(347)	13	(147)	1,202	(660)	(486)
Accretion of discount	3,721	3,149	5,670	597	(26)	(14)	4,318	3,123	5,656
Net change in income taxes	(960)	(9,546)	5,197	(198)	(232)	397	(1,158)	(9,778)	5,594

Balance at December 31	35,522	37,208	20,911	5,297	1,506	1,035	40,819	38,714	21,946

* * *