Form 20-F/A
period 2003-12-31
BRAZILIAN PETROLEUM CORP
filed 2004-07-26
CIK 1119639

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Item 17  ☐    Item 18  ☒

Explanatory Note

This Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2003 filed on June 30, 2004, or Amendment No. 1, is being filed solely for the purpose of amending Item 18 and Item 19, as follows:

•	to add the Report of Independent Registered Public Accounting Firm from PricewaterhouseCoopers Auditores Independentes dated February 13, 2003 with respect to the financial statements for the two years ended December 31, 2002 in “Item 18—Financial Statements” and to correct the numbering of the footnote on page F-126 in “Item 18—Financial Statements.” The other portions of Item 18 were filed as part of our original filing and are being refiled as part of this Amendment No. 1, without change; and

•	to add Exhibit 15.2 in “Item 19—Exhibits”, the consent of PricewaterhouseCoopers Auditores Independentes to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-92044) of Petróleo Brasileiro S.A. – PETROBRAS of its report dated February 13, 2003.

This Amendment No. 1 consists of a cover page, this explanatory note, Item 18 (as amended), Item 19 (as amended), the signature page and the required certifications of our chief executive officer and the chief financial officer.

Except as described above, no change has been made to our annual report on Form 20-F. The filing of this amended annual report does not, and does not purport to, amend, update or restate the information in any other item of the annual report on Form 20-F filed on June 30, 2004 or reflect any events that have occurred after the annual report on Form 20-F was filed on June 30, 2004.

ITEM 18. FINANCIAL STATEMENTS

See pages F-3 through F-134, incorporated herein by reference.

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

4.1	Form of Concession Agreement for Exploration, Development and Production of crude oil and natural gas executed between Petrobras and ANP (incorporated by reference to Exhibit 10.1 of Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 14, 2000 (File No. 333-12298)).

4.2	Purchase and Sale Agreement of natural gas, executed between Petrobras and Yacimientos Petroliferos Fiscales Bolivianos-YPFB (together with and English version) (incorporated by reference to Exhibit 10.2 to Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 14, 2000 (File No. 333-12298)).

8.1	For our organizational structure, including a list of subsidiaries, their jurisdiction of incorporation and names under which they do business, see “Item 4. Information on the Company—Organizational Structure.”

10.1	Consent letter of DeGolyer and MacNaughton.

12.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Ernst & Young Auditores Independentes S/S consent to the incorporation by reference in the Registration Statement (Form F-3 No. 333-92044) of Petroleo Brasileiro S.A.– PETROBRAS (“Petrobras) of its report dated February 13, 2004, with respect to the consolidated financial statements for the year ended December 31, 2003 of Petrobras and its subsidiaries included in this Annual Report (Form 20-F) for the year ended December 31, 2003.

15.2	PricewaterhouseCoopers Auditores Independentes consent to the incorporation by reference in the Registration Statement (Form F-3 No. 333-92044) of Petroleo Brasileiro S.A.– PETROBRAS (“Petrobras”) of its report dated February 13, 2003, with respect to the financial statements for the two years ended December 31, 2002 of Petrobras, which appears in Amendment No. 1 to the 2003 Annual Report on Form 20-F, filed with the Securities and Exchange Commission on July 26, 2004.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Petróleo Brasileiro S.A.-PETROBRAS, hereby certifies that it meets all the requirements for filing on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on July 26, 2004.

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

February 13, 2004

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Stockholders

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

In our opinion, the accompanying consolidated balance sheet as of December 31, 2002 and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity for each of the two years in the period ended December 31, 2002 present fairly, in all material respects, the financial position, results of operations and cash flows of Petróleo Brasileiro S.A. - PETROBRAS and its subsidiaries at December 31, 2002 and for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

February 13, 2003

PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, Brazil

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

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(ii)	Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	As of December 31, 2003
	Brazil	International (1)	Worldwide
Property acquisitions
Proved	—	2,255	2,255
Unproved	7	6	13
Exploration costs	827	96	923
Development costs	3,025	285	3,310

	3,859	2,642	6,501

	As of December 31, 2002
	Brazil	International	Worldwide
Property acquisitions
Proved	—	15	15
Unproved	12	4	16
Exploration costs	725	104	829
Development costs	2,691	82	2,773

	3,428	205	3,633

	As of December 31, 2001
	Brazil	International	Worldwide
Property acquisitions
Unproved	62	121	183
Exploration costs	528	110	638
Development costs	2,411	119	2,530

	3,001	350	3,351

(1)	Includes PEPSA as of December 31, 2003. See also Note 19 for more information.

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