Form 20-F
period 2004-12-31
BRAZILIAN PETROLEUM CORP; PETROBRAS INTERNATIONAL FINANCE CO
filed 2005-06-30
CIK 1119639, 1163371

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2004

Commission File Number 1-15106	Commission File Number: 333-14168

PETRÓLEO BRASILEIRO S.A. – PETROBRAS	Petrobras International Finance Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of registrant’s name into English)

The Federative Republic of Brazil	Cayman Island
(Jurisdiction of incorporation or organization)	(Jurisdiction of incorporation or organization)

Avenida República do Chile, 65 20035-900 – Rio de Janeiro – RJ Brazil	Anderson Square Building P.O. Box 714 George Town, Grand Cayman Cayman Islands
(Address of principal executive offices)	(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
PETROBRAS Common Shares, without par value*	New York Stock Exchange
PETROBRAS American Depositary Shares (as evidenced by
American Depositary Receipts), each representing
1 Common Share

PETROBRAS Preferred Shares, without par value*	New York Stock Exchange
PETROBRAS American Depositary Shares (as evidenced by
American Depositary Receipts), each representing
1 Preferred Share

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of each class:

PIFCo U.S.$500,000,000 9.125% Senior Notes due 2007

PIFCo U.S.$450,000,000 9.875% Senior Notes due 2008

PIFCo U.S.$400,000,000 9.00% Global Step-Up Notes due 2008

PIFCo U.S.$600,000,000 9.750% Senior Notes due 2011

PIFCo U.S.$750,000,000 9.125% Global Notes due 2013

PIFCo U.S.$750,000,000 8.375% Global Notes due 2018

PIFCo U.S.$600,000,000 7.75% Global Notes due 2014

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this Annual Report:

At December 31, 2004, there were outstanding:

634,168,418 PETROBRAS Common Shares, without par value

462,369,507 PETROBRAS Preferred Shares, without par value

50,000 PIFCo Common Shares

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

ii

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

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These factors include:

•	general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates;

•	international and Brazilian political, economic and social developments;

•	our ability to find, acquire or gain access to additional reserves and to successfully develop our current ones;

•	uncertainties inherent in making estimates of our reserves;

•	our ability to obtain financing;

•	competition;

•	technical difficulties in the operation of our equipment and the provision of our services;

•	changes in, or failure to comply with, governmental regulations;

•	receipt of governmental approvals and licenses;

•	military operations, terrorists acts, wars or embargoes;

•	the cost and availability of adequate insurance coverage; and

•	other factors discussed below under “Risk Factors.”

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of factors, including those in “Risk Factors.”

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

Unless the context otherwise requires, the terms “Petrobras”, “we”, “us”, and “our” refer to Petróleo Brasileiro S.A.-Petrobras and its consolidated subsidiaries, including Petrobras International Finance Company. The term “PIFCo” refers to Petrobras International Finance Company and its subsidiaries.

CERTAIN TERMS AND CONVENTIONS

A glossary of petroleum industry terms, a table of abbreviations and a conversion table are presented beginning on page 190.

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

Petrobras

The audited consolidated financial statements of Petrobras and our consolidated subsidiaries as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and the accompanying notes, contained in this annual report have been presented in U.S. dollars and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). See Item 5. “Operating and Financial Review and Prospects” and Note 2(a) to our audited consolidated financial statements. We also publish financial statements in Brazil in Reais in accordance with the accounting principles required by Brazilian Corporation Law and the regulations promulgated by the Comissão de Valores Mobiliários (Brazilian Securities Commission, or the CVM) “Brazilian GAAP,” which differs in significant respects from U.S. GAAP.

We are required by Brazilian Corporation Law to change auditors every five years and to select auditors through a bidding process. Since June 2003, Ernst & Young Auditores Independentes S/S has served as our independent auditors and audited our financial statements for each of the years ending December 31, 2004 and 2003. PricewaterhouseCoopers Auditores Independentes audited our financial statements for each of the years ending December 31, 2002, 2001 and 2000.

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

•

forward-looking amounts, including estimated future capital expenditures, have been projected on a constant basis and have been translated from Reais in 2005 at an estimated average exchange rate of R$3.0147 to U.S.$1.00, and future calculations involving an assumed price of crude oil have been calculated using a Brent crude oil price of U.S.$23.00 per barrel for 2005 and thereafter, adjusted for our quality and locational differences, unless otherwise stated; and

•	estimated future capital expenditures are based on the most recently budgeted amounts, which may not have been adjusted to reflect all factors that could affect such amounts.

We signed a final agreement for the acquisition of Petrobras Energia Participaciones S.A., or PEPSA, and Petrolera Entre Lomas S.A., or PELSA, in October 2002 and the acquisition was approved by Argentine government agencies in May 2003. Our results of operations for 2002 do not include PEPSA and PELSA’s results and our results of operations for 2003 only include PEPSA and PELSA’s results from June through December of 2003. We acquired Liquigás Distribuidora S.A. (formerly Sophia do Brasil S.A. and Agip do Brasil S.A.) in August 2004. Our results of operations for 2004 only include Liquigás Distribuidora’s results from August to December of 2004. See Note 20 to our audited consolidated financial statements for further information about these acquisitions.

We adopted FIN 46 in our financial statements for the year ended December 31, 2003. Our interest in certain project financings special purpose entities and thermoelectric plants were consolidated on a line-by-line basis in the income statement beginning as of January 1, 2004. Although there were effects in each line of the income statement, it did not have a significant impact on our net income.

PIFCo

PIFCo’s functional currency is the U.S. dollar. Substantially all of PIFCo’s sales are made in U.S. dollars and all of its debt is denominated in U.S. dollars. Accordingly, PIFCo’s audited consolidated financial statements as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and the accompanying notes contained in this annual report have been presented in U.S. dollars and prepared in accordance with U.S. GAAP and include PIFCo’s wholly-owned subsidiaries: Petrobras Europe Limited, Petrobras Finance Limited, Bear Insurance Company Limited – BEAR (which Brasoil, a Petrobras subsidiary, transferred to PIFCo in January 2003) and Petrobras Netherlands B.V. (which PIFCo transferred to Petrobras in January 2003). See Item 5. “Operating and Financial Review and Prospects” and Note 1 to the PIFCo audited consolidated financial statements.

PRESENTATION OF INFORMATION CONCERNING RESERVES

The estimates of our proved reserves of crude oil and natural gas as of December 31, 2004, included in this annual report have been calculated according to the technical definitions required by the U.S. Securities and Exchange Commission, or the SEC. DeGolyer and MacNaughton provided estimates of most of our net domestic reserves as of December 31, 2004. All reserve estimates involve some degree of uncertainty. See Item 3. “Key Information—Risk Factors—Risks Relating to Our Operations” for a description of the risks relating to our reserves and our reserve estimates.

We also file oil and gas reserve estimates with governmental authorities in most of the countries in which we operate. On January 14, 2005, we filed reserve estimates for Brazil with the ANP, in accordance with Brazilian rules and regulations, totaling 11.1 billion barrels of crude oil and NGLs and 11,814 billion cubic feet of natural gas. The reserve estimates we filed with the ANP and those provided herein differ by more than five percent. This difference is due to (1) the ANP requirement that we estimate proved reserves through the technical abandonment of production wells, as opposed to limiting reserve estimates to the life of our concession contracts as required by Rule 4-10 of Regulation S-X and (2) different technical criteria for booking proved reserves, including the use of 3-D seismic data to establish proved reserves in Brazil. We also file reserve estimates from our international operations with various governmental agencies under the guidelines of the Society of Petroleum Engineers (SPE). The aggregate reserve estimates from our international operations, under SPE guidelines, amounted to 1.0 billion barrels of crude oil and NGLs and 5,188 billion cubic feet of natural gas, which differs by approximately 50 percent from reserve estimates provided herein because the SPE’s different technical guidelines allow for (1) the booking of reserves in Bolivia beyond the life of certain gas sale contracts and (2) the booking of reserves in Nigeria based on 3-D seismic data and certain oil recovery techniques, such as fluid injection, without the performance of pilot project tests.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

Petrobras

The following table sets forth our selected consolidated financial data, presented in U.S. dollars and prepared in accordance with U.S. GAAP. The data for each of the five years in the period ended December 31, 2004 have been derived from our audited consolidated financial statements, which were audited by Ernst & Young Auditores Independentes S/S for each of the years ending December 31, 2004 and 2003 and by PricewaterhouseCoopers Auditores Independentes for each of the years ending December 31, 2002, 2001 and 2000. The information below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes and Item 5. “Operating and Financial Review and Prospects.”

BALANCE SHEET DATA

	As of December 31,
	2004	2003	2002	2001	2000
	(in millions of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$6,856	$8,344	$3,301	$7,360	$5,826
Accounts receivable, net	4,285	2,905	2,267	2,759	2,211
Inventories	4,904	2,947	2,540	2,399	3,087
Recoverable taxes	1,475	917	672	664	463
Advances to suppliers	422	504	794	483	268
Other current assets	1,484	1,817	748	661	671

Total current assets	19,426	17,434	10,322	14,326	12,526
Property, plant and equipment, net	37,020	30,805	18,224	19,179	19,237
Investments in non-consolidated companies and other investments	1,862	1,173	334	499	530
Other assets:
Accounts receivables, net	411	528	369	476	359
Advances to suppliers	580	416	450	403	496
Petroleum and Alcohol Account-Receivable from the Federal government(1)	282	239	182	81	1,509
Government securities	326	283	176	665	3,542
Unrecognized pension obligation	—	—	61	187	333
Restricted deposits for legal proceedings and guarantees	699	543	290	337	230
Recoverable taxes	536	467	156	164	—
Investments PEPSA and PELSA	—	—	1,073	—	—
Goodwill	211	183	—	—	—
Prepaid expenses	271	190	100	78	42
Marketable securities	313	806	208	212	30
Fair value asset of gas hedge	635	—	—	—	—
Others	510	545	209	257	302

Total other assets	4,774	4,200	3,274	2,860	6,843

Total assets	$63,082	$53,612	$32,154	$36,864	$39,136

Liabilities and Shareholders’ equity
Current liabilities:
Trade accounts payable	$3,284	$2,261	$1,702	$1,783	$2,011
Taxes payable	2,569	2,305	1,801	2,145	1,616
Short-term debt	547	1,329	671	1,101	3,128
Current portion of long-term debt	1,199	1,145	727	940	952
Current portion of project financings	1,313	842	239	680	565
Current portion of capital lease obligations	266	378	349	298	236
Dividends and interest on capital payable	1,900	1,955	307	93	6
Payroll and related charges	618	581	283	333	289
Advances from customers	290	258	119	26	55
Employees’ postretirement benefits obligations – Pension	166	160	89	117	454
Other current liabilities	1,176	823	976	528	328

Total current liabilities	13,328	12,037	7,263	8,044	9,640
Long-term liabilities:
Long-term debt	12,145	11,888	6,987	5,908	4,833
Project financings	4,399	5,066	3,800	3,153	2,056
Employees’ postretirement benefits obligations – Pension	2,915	1,895	1,363	1,971	2,854
Employees’ postretirement benefits obligation – Health Care	2,137	1,580	1,060	1,409	1,465
Capital lease obligations	1,069	1,242	1,907	1,930	1,370
Deferred income tax	1,558	1,122	259	717	1,722
Thermoelectric liabilities	1,095	1,142	—	—	—
Deferred Purchase Incentive	153	—	—	—	—
Provision for abandonment of wells	403	396	—	—	—
Other liabilities	497	541	350	406	338

Total long-term liabilities	26,371	24,872	15,726	15,494	14,638

Minority interest	877	367	(136)	79	153

Shareholders’ equity
Shares authorized and issued:
Preferred share	4,772	2,973	2,459	1,882	1,882
Common share	6,929	4,289	3,761	2,952	2,952
Capital reserve and other comprehensive income	10,805	9,074	3,081	8,413	9,871

Total Shareholders’ equity	22,506	16,336	9,301	13,247	14,705

Total liabilities and Shareholders’ equity	$63,082	$53,612	$32,154	$36,864	$39,136

(1)	Prior to July 29, 1998, the Petroleum and Alcohol Account reflected the difference between our actual cost for imported crude oil and oil products and the price set by the Brazilian government, as well as the net effects on us of the administration of certain subsidies and of our fuel alcohol activities. From July 29, 1998 until December 31, 2001, the Petroleum and Alcohol Account was required to be adjusted by the PPE and certain fuel transportation and other reimbursable costs. As from the price deregulation on January 2, 2002, the Petroleum and Alcohol Account reflected only the outstanding balance owed to us by the Brazilian government and adjustments resulting from monetary correction and audits to the Account. See Item 4. “Information on the Company—Regulation of the Oil and Gas Industry in Brazil—Price Regulation—The Petroleum and Alcohol Account.”

INCOME STATEMENT DATA

	For the Year Ended December 31,
	2004	2003	2002	2001	2000
	(in millions of U.S. dollars, except for share and per share data)
Sales of products and services	$51,954	$42,690	$32,987	$34,145	$35,496
Value-added and other taxes on sales and services	(11,882)	(9,644)	(7,739)	(8,627)	(8,829)
CIDE(1)	(2,620)	(2,249)	(2,636)	—	—
Specific parcel price – PPE(2)	—	—	—	(969)	288

Net operating revenues	37,452	30,797	22,612	24,549	26,955

Cost of sales(3)	20,303	15,416	11,506	12,807	13,449
Depreciation, depletion and amortization(4)	2,481	1,785	1,930	1,729	2,022
Exploration, including exploratory dry holes(4)(5)	613	512	435	404	440
Selling, general and administrative expenses	2,901	2,091	1,741	1,751	1,450
Other operating expense(6)	572	597	222	277	189

Total costs and expenses	26,870	20,401	15,834	16,968	17,550
Financial income	911	602	1,142	1,375	1,113
Financial expense	(1,733)	(1,247)	(774)	(808)	(909)
Monetary and exchange variation on monetary assets and liabilities, net	450	509	(2,068)	(915)	(575)
Employee benefit expense	(650)	(595)	(451)	(594)	(370)
Other non-operating income (expense), net(7)	(625)	(892)	(1,395)	(1,847)	(861)

Income before income taxes,
minority interest and accounting change	8,935	8,773	3,232	4,792	7,803
Income tax (expense) benefit:
Current	(2,114)	(2,599)	(1,269)	(1,196)	(1,574)
Deferred	(117)	(64)	116	(193)	(949)

Total income tax expense	(2,231)	(2,663)	(1,153)	(1,389)	(2,523)

Minority interests in results of consolidated subsidiaries	(514)	(248)	232	88	62

Income before effect of change in accounting principle	6,190	5,862	2,311	3,491	5,342

Cumulative effect of change in accounting principle, net of taxes(4)		697
Net income for the year	$6,190	$6,559	$2,311	$3,491	$5,342

Weighted average number of shares Outstanding:(8)
Common/ADS	634,168,418	634,168,418	634,168,418	634,168,418	634,168,418
Preferred/ADS	462,369,507	461,379,749	451,935,669	451,935,669	451,935,669
Basic and diluted earnings per share:
Common/ADS(9)	$5.65	$5.99	$2.13	$3.21	$4.92
Preferred/ADS(9)	5.65	5.99	2.13	3.21	4.92
Cash dividends per share(10):
Common/ADS	$1.73	$1.78	$1.19	$1.62	$0.45
Preferred/ADS	1.73	1.78	1.19	1.62	0.45

(1)	CIDE is a per-transaction tax due to the federal government.

(2)	According to specific legislation applicable to the Petroleum and Alcohol Account through December 31, 2001, the Petroleum and Alcohol Account was realized through collection of the Specific Parcel Price-PPE generated by the sale of the majority of basic oil products (gasoline, diesel oil and LPG). The PPE represented the difference between the selling prices of these products at the refinery (net of ICMS and other charges levied on sales), fixed in reais by the Brazilian Government, and the corresponding realization prices for such products, which is the basis for calculation net operating revenues. The realization prices (PR) for each oil product was determined on the basis of a pricing formula established by the Brazilian Government that, with a lag of approximately one month, reflected changes in oil products quotations on the international market and the exchange rate. When the invoicing price net of ICMS and PASEP/COFINS exceeded the realization price, the PPE collection was positive and reduced the balance of the Petroleum and Alcohol Account. Conversely, when the invoicing value net of ICMS and PASEP/COFINS was less than the realization price, the PPE collection was negative and increased the balance of the Petroleum and Alcohol Account. See Item 4. “Information on the Company—Regulation of the Oil and Gas Industry in Brazil—Price Regulation—The Petroleum and Alcohol Account.”

(3)	Amounts reported are net of impact of government charges and taxes of U.S.$68 million in 2001 and a credit of U.S.$19 million in 2000. The governmental regulations giving rise to such charges/credits and taxes were abolished in 2002.

(4)	In 2002, U.S.$284 million in abandonment costs were recognized as depreciation, depletion and amortization in accordance with SFAS 19. In 2003, as a result of our adoption of SFAS 143 - Accounting for Asset Retirement Obligations, depreciation on the asset retirement obligation was recorded under depreciation, depletion and amortization, while accretion expense was recorded under exploration, including exploratory dry holes. This change resulted in U.S.$43 million in abandonment costs being recognized as exploration, including exploratory dry holes in 2003. The cumulative effect of adoption is recorded separately.

(5)	In 2004, we reviewed and revised our estimated costs associated with well abandonment and the demobilization of oil and gas production areas, considering new information about date of expected abandonment and revised cost estimates to abandon. The changes to estimated asset retirement obligation were principally related to changing expectations about Brent prices, which led the correlated fields to have longer economic lives. This review resulted in a decrease in the related provision of US$ 196 million with a gain recognized in net income, and recorded in the line titled exploratory costs for oil and gas exploration. See note 2(i) to our audited consolidated financial statements.

(6)	Amounts reported are net of impact of government charges and taxes of U.S.$45 million in 2001 and U.S.$81 million in 2000. The governmental regulations giving rise to such charges and taxes were abolished in 2002.

(7)	Amounts reported include financial charges in respect of the Petroleum and Alcohol Account of U.S.$2 million in 2002, U.S.$16 million in 2001 and U.S.$35 million in 2000.

(8)	On April 24, 2000, our board of directors authorized a 1 for 100 reverse stock split effective May 23, 2000.

(9)	Basic and diluted earnings per share for 2003 reflect our adoption of SFAS 143. That change in accounting principle altered our 2003 basic and diluted earnings per share from 5.35 (before effect of change in accounting principle) to 5.99 (after effect of change in accounting principle).

(10)	Represents dividends declared in respect of the earnings of each period.

PIFCo

The following table sets forth our selected consolidated financial data, presented in U.S. dollars and prepared in accordance with U.S. GAAP. The data for each of the five years in the period ended December 31, 2004 have been derived from PIFCo’s audited consolidated financial statements, which were audited by Ernst & Young Auditores Independentes S/S for each of the years ended December 31, 2004 and 2003 and by PricewaterhouseCoopers Auditores Independentes for each of the years ended December 31, 2002, 2001 and 2000. The information below should be read in conjunction with, and is qualified in its entirety by reference to, PIFCo’s audited consolidated financial statements and the accompanying notes and Item 5. “Operating and Financial Review and Prospects.”

	For the Year Ended December 31,
	2004	2003	2002	2001	2000
	(in millions of U.S. dollars)
Income Statement Data:

Sales of crude oil and oil products and Services:
Related Parties	$10,118.4	$5,543.0	$5,375.5	$5,860.6	$7,573.3
Others	2,237.2	1,432.5	1,014.7	399.9	363.7
Lease income(1)	—	—	36.1	10.7	—

	12,355.6	6,975.5	6,426.3	6,271.2	7,937.0

Operating Expenses:
Cost of sales
Related Parties	(4,391.3)	(2,851.4)	(2,409.0)	(1,648.1)	(1,341.5)
Others	(7,844.7)	(4,068.7)	(3,962.5)	(4,604.9)	(6,571.1)
Lease expense(1)	—	—	(24.0)	(10.5)	—
Selling, general and Administrative expenses
Related parties	(98.7)	(17.1)	—	—	—
Others	(1.1)	(1.5)	(1.2)	(0.1)	—

	(12,335.8)	(6,938.7)	(6,396.7)	(6,263.6)	(7,912.6)

Operating income	19.8	36.8	29.6	7.6	24.4
Financial income(2)
Related Parties	568.6	401.7	201.9	155.4	217.4
Others	110.2	41.2	17.7	3.4	4.2
Total	678.8	442.9	219.6	158.8	221.6
Financial expense(3)
Related Parties	(169.0)	(111.9)	(61.3)	(67.4)	(153.1)
Others	(592.2)	(370.8)	(253.4)	(119.7)	(66.6)
Total	(761.2)	(482.7)	(314.7)	(187.1)	(219.7)
Gain on materials and equipment	—	—	—	0.4	—
Other income, net
Related Parties	(0.5)	—	—	—	—
Others	4.0	—	—	—	—

Net income (loss)	$(59.1)	$(3.0)	$(65.5)	$(20.3)	$26.3

Balance Sheet Data (end of period):
Cash and cash Equivalents	$1,107.3	$664.2	$260.6	$48.6	$51.2
Trade accounts receivable
Related parties	7,788.1	5,064.5	4,837.1	2,583.7	3,011.2
Others	153.2	109.4	57.1	44.7	39.6
Notes receivable
Related parties	1,936.9	1,726.4	1,631.6	283.0	—
Export Prepayment
Related parties	1,414.7	1,479.4	751.2	751.2	—
Marketable Securities	1,864.8	615.8	96.3	—	—
Total assets	14,670.2	10,196.6	8,697.3	4,277.8	3,244.5
Trade accounts payable
Related parties	562.1	271.0	292.0	288.1	70.8
Other	568.1	349.0	281.1	231.0	593.2
Notes payable

	For the Year Ended December 31,
	2004	2003	2002	2001	2000
	(in millions of U.S. dollars)
Related parties	6,435.0	2,442.8	3,688.2	334.6	1,716.6
Short-term financing and current portion of long-term debt	680.9	1,076.4	367.5	990.4	530.4
Long-term debt	6,151.8	5,825.3	3,248.7	2,335.0	245.0
Capital lease obligations	—	—	601.7	—	—
Total stockholders’ equity	35.7	94.8	43.9	49.4	9.7
Total liabilities and stockholders’ equity	14,670.2	10,196.6	8,697.3	4,277.8	3,244.5

(1)	As a result of PIFCo’s transfer of PNBV, its leasing subsidiary, to us in January 2003, PIFCo had no lease income or lease expense in 2003 and 2004.

(2)	Financial income represents primarily the imputed interest realized from PIFCo’s sales of crude oil and oil products to us.

(3)	Financial expense consists primarily of costs incurred by PIFCo in financing its activities in connection with the importation by us of crude oil and oil products.

Exchange Rates

Until March 14, 2005, there were two principal foreign exchange markets in Brazil, the commercial rate exchange market and the floating rate exchange market. The National Monetary Council enacted Resolution No. 3.265, dated March 4, 2005, consolidating both exchange markets in one single Foreign Exchange Market, effective as of March 14, 2005. Before this recent unification of the markets, the commercial rate exchange market and the floating rate exchange market practiced similar prices and had similar liquidity but were subject to different regulation. Most trade and financial transactions were carried out on the commercial rate exchange market, including the purchase or sale of our shares or the payment of dividends with respect to our shares to shareholders outside Brazil. Transactions not carried out on the commercial rate exchange market were generally carried out on the floating rate exchange market.

All foreign exchange transactions are now carried out in the unified foreign exchange market. Foreign currencies may only be purchased through Brazilian financial institutions authorized to operate in such market and are subject to registration with the Central Bank electronic system. Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention. The Central Bank of Brazil allows the real/U.S. dollar exchange rate to float freely, and it has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise.

The Real depreciated 52.3% in 2002 against the U.S. dollar, before appreciating 18.2% in 2003 and continuing to appreciate 8.1% in 2004. As of June 23, 2005, the Real has appreciated to R$2.3932 per U.S.$1.00, representing an appreciation of approximately 9.8% in 2005 year-to-date. The Real may depreciate or appreciate substantially in the future. “—Risk Factors—Risks Relating to Brazil.”

The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated. The table uses the commercial selling rate prior to March 14, 2005.

	For the Year Ended December 31, (R$ /U.S.$ )
	High	Low	Average (1)	Period End
Year ended December 31,
2004	3.205	2.654	2.926	2.654
2003	3.662	2.822	3.075	2.889
2002	3.955	2.271	2.924	3.533
2001	2.835	1.935	2.352	2.320
2000	1.985	1.723	1.830	1.956
Month
December 2004	2.787	2.654	2.721	2.654
January 2005	2.722	2.625	2.690	2.625
February 2005	2.632	2.562	2.600	2.595
March 2005	2.762	2.601	2.705	2.666
April 2005	2.660	2.520	2.582	2.531
May 2005	2.531	2.378	2.452	2.404
June 2005 (through June 23)	2.489	2.370	2.427	2.393

Source: Central Bank of Brazil

(1)	Year-end figures stated for calendar years 2004, 2003, 2002, 2001 and 2000 represent the average of the month-end exchange rates during the relevant period. The figures provided for the months of calendar year 2005, as well as for the month of June up to and including June 23, 2005, represents the average of the exchange rates at the close of trading on each business day during such period.

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

Risk Factors

Risks Relating to Our Operations

Substantial or extended declines in the prices of crude oil and oil products may have a material adverse effect on our income.

A significant amount of our revenue is derived from sales of crude oil and oil products. We do not, and will not, have control over the factors affecting international prices for crude oil and oil products. The average prices of Brent crude, an international benchmark oil, were approximately U.S.$38.21 per barrel for 2004, U.S.$28.84 per barrel for 2003 and U.S.$25.02 per barrel for 2002. Changes in crude oil prices typically result in changes in prices for oil products.

Historically, international prices for crude oil and oil products have fluctuated widely as a result of many factors. These factors include:

•	global and regional economic and political developments in crude oil producing regions, particularly in the Middle East;

•	the ability of the Organization of Petroleum Exporting Countries (OPEC) and other crude oil producing nations to set and maintain crude oil production levels and prices;

•	global and regional supply and demand for crude oil and oil products;

•	competition from other energy sources;

•	domestic and foreign government regulations;

•	weather conditions; and

•	global conflicts and acts of terrorism.

We expect continued volatility and uncertainty in international prices for crude oil and oil products. Substantial or extended declines in international crude oil prices may have a material adverse effect on our business, results of operations and financial condition, and the value of our proved reserves. In addition, significant decreases in the price of crude oil may cause us to reduce or alter the timing of our capital expenditures, and this could adversely affect our production forecasts in the medium term and our reserve estimates in the future.

Our ability to achieve our growth objectives depends on our ability to discover additional reserves and successfully develop them, and failure to do so could prevent us from achieving our long-term goals for growth in production.

Our ability to achieve our growth objectives is highly dependent upon our ability to discover additional reserves, as well as to successfully develop current reserves. In addition, our exploration activities expose us to the inherent risks of drilling, including the risk that we will not discover commercially productive crude oil or natural gas reserves. The costs of drilling wells are often uncertain, and numerous factors beyond our control (such as unexpected drilling conditions, equipment failures or accidents and shortages or delays in the availability of drilling rigs and the delivery of equipment) may cause drilling operations to be curtailed, delayed or cancelled. These risks are heightened when we drill in deep water (between 300 and 1500 meters) and ultra deep water (above 1500 meters). Deep water drilling represented approximately 56.6% of the exploratory wells drilled in 2004, a higher proportion than for many other oil and gas producers.

Unless we conduct successful exploration and development activities or acquire properties containing proved reserves, or both, our proved reserves will decline as reserves are extracted. If we fail to gain access to additional reserves we may not achieve our long-term goals for production growth and our results of operations and financial condition may be adversely affected.

Our crude oil and natural gas reserve estimates involve some degree of uncertainty and may prove to be incorrect over time, which could adversely affect our ability to generate income.

The proved crude oil and natural gas reserves set forth in this annual report are our estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable from known reservoirs under existing economic and operating conditions (i.e., prices and costs as of the date the estimate is made). Our proved developed crude oil and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. There are uncertainties in estimating quantities of proved reserves related to prevailing crude oil and natural gas prices applicable to our production, which may lead us to make revisions to our reserve estimates. Downward revisions in our reserve estimates could lead to lower future production, which could have an adverse effect on our results of operations and financial condition.

We are subject to numerous environmental and health regulations that have become more stringent in the recent past and may result in increased liabilities and increased capital expenditures.

Our activities are subject to a wide variety of federal, state and local laws, regulations and permit requirements relating to the protection of human health and the environment, both in Brazil and in other jurisdictions in which we operate. In Brazil, we could be exposed to administrative and criminal sanctions, including warnings, fines and closure orders, for non-compliance with these environmental regulations, which, among other things, limit or prohibit emissions or spills of toxic substances produced in connection with our operations. In 2004, we experienced spills totaling 140,000 gallons of crude oil, as compared to 73,000 gallons in 2003 and 52,000 gallons in 2002. As a result of certain of these spills, we were fined by various state and federal environmental agencies, named the defendant in several civil and criminal suits and remain subject to several investigations and potential civil and criminal liabilities. Waste disposal and emissions regulations may require us to clean up or retrofit our facilities at substantial cost and could result in substantial liabilities. The Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (Brazilian Institute of the Environment and Renewable Natural Resources, or IBAMA) routinely inspects our oil platforms in the Campos Basin, and may impose fines, restrictions on operations or other sanctions in connection with its inspections. In addition, we are subject to environmental laws that require us to incur significant costs to remedy any damage that a project may cause to the environment (compensação ambiental). These additional costs may have a negative impact on the profitability of the projects we intend to implement or may make such projects economically unfeasible.

As environmental regulations become more stringent, it is probable that our capital expenditures for compliance with environmental regulations and to effect improvements in our health, safety and environmental practices will increase substantially in the future. Because our capital expenditures are subject to approval by the Brazilian government, increased expenditures to comply with environmental regulations could result in reductions in other strategic investments. Any such reduction may have a material adverse effect on our results of operations or financial condition.

We may incur losses and spend time and money defending pending litigation and arbitration.

We are currently a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. For example, on the grounds that drilling and production platforms may not be classified as sea-going vessels, the Brazilian Revenue Service asserted that overseas remittances for charter payments should be reclassified as lease payment and subject to a withholding tax of 25%. They have filed two tax assessments against us in the aggregate amount of R$3,157 million (approximately U.S.$1,098 million). See Item 8. “Financial Information—Legal Proceedings.” In addition, recent changes in Brazilian laws relating to retirement benefits affecting our employees may increase our exposure to labor litigation in the future.

In the event that claims involving a material amount and for which we have no provisions were to be decided against us, or in the event that the losses estimated turn out to be significantly higher than the provisions made, the aggregate cost of unfavorable decisions could have a material adverse effect on our financial condition and results of operations. Additionally, our management may be required to direct its time and attention to defending these claims, which could preclude them from focusing on our core business. Depending on the outcome, certain litigation could result in restrictions on our operations and have a material adverse effect on certain of our businesses.

If a State of Rio de Janeiro enforces a law imposing ICMS on oil upstream activities, our results of operations and financial condition may be adversely affected.

In June 2003, the State of Rio de Janeiro enacted a law, referred to as “Noel Law,” imposing the Imposto sobre Circulação de Mercadorias e Serviços (state sales tax, or ICMS) on upstream activities. Although the law is technically in force, the government of the State of Rio de Janeiro has yet to enforce it. Currently, the ICMS for fuels derived from oil is assessed at the point of sale but not at the wellhead level. If the State of Rio de Janeiro enforces the law, it is unlikely that the other states would allow us to use the tax imposed at the wellhead level in Rio de Janeiro as a credit to offset the tax imposed at the sale level. Therefore, we would have to pay ICMS at both levels. The constitutionality of this law is currently being challenged at the Brazilian Supreme Court. If the law is declared constitutional and the State of Rio de Janeiro enforces the law against us, we estimate that the amount of ICMS that we would be required to pay to the State of Rio de Janeiro could increase by approximately R$5.85 billion (U.S.$2 billion) per year. This increase could have a material adverse effect on our results of operations and financial condition.

Our participation in the domestic power market has generated losses and may not become profitable.

Consistent with the global trend of other major oil and gas companies and to secure demand for our natural gas, we participate in the domestic power market. Despite a number of incentives introduced by the former Brazilian government to promote the development of thermoelectric power plants, development of such plants has been slow. We have invested in 12 (ten in operation and two under construction or development) of the 39 gas-fired power generation plants being built or proposed to be built in Brazil under the program to promote the development of thermoelectric plants, known as the Programa Prioritário de Termoeletricidade (Thermoelectric Priority Program, or PPT). Demand for energy produced by our thermoelectric plants has been lower than we expected mainly as a result of good hydrological conditions in the last years that increased the supply and lowered the prices of energy from hydroelectric power plants.

In 2002, the Brazilian Congress passed a law increasing government intervention in the domestic power market, and in 2003 the current administration proposed a new regulatory model for the energy sector. Although the new model for the energy sector creates certain incentives for investments in power generation, the changes implemented by it have not reduced our risks of losses. See Item 4. “Information on the Company—Natural Gas and Power—New Regulatory Model.”

Our participation in the domestic power market has generated losses and may not become profitable and it may continue to adversely affect our operating results and financial condition.

We may not be able to obtain financing for all of our planned investments, and failure to do so could adversely affect our operating results and financial condition.

The Brazilian government maintains control over our budget and establishes limits on our investments and long-term debt. As a state-controlled entity, we must submit our proposed annual budgets to the Ministry of Planning, Budget and Management, the Ministry of Mines and Energy, and the Brazilian Congress for approval. If we cannot obtain financing that does not require Brazilian government approval, such as structured financings, we may not be free to make all the investments we envision, including those we have agreed to make to expand and develop our crude oil and natural gas fields. If we are unable to make these investments, our operating results and financial condition may be adversely affected.

Currency fluctuations could have a material adverse effect on our financial condition and results of operations, because most of our revenues are in Reais and a large portion of our liabilities are in foreign currencies.

The principal market for our products is Brazil, and over the last three fiscal years over 80% of our revenues have been denominated in Reais. A substantial portion of our indebtedness and some of our operating expenses and capital expenditures are, and are expected to continue to be, denominated in or indexed to U.S. dollars and other foreign currencies. In addition, during 2004 we imported U.S.$6.9 billion of crude oil and oil products, the prices of which were all denominated in U.S. dollars.

The Real depreciated 52.3% in 2002 against the U.S. dollar before appreciating 18.2% and 8.1% against the U.S. dollar in 2003 and 2004, respectively. As of June 23, 2005, the exchange rate of the Real to the U.S. dollar was R$2.3932 per U.S.$1.00, representing an appreciation of approximately 9.8% in 2005 year-to-date. The value of the Real in relation to the U.S. dollar may continue to fluctuate and may include a significant depreciation of the Real against the U.S. dollar as occurred in 2002. Any future substantial devaluation of the Real may adversely affect our operating cash flows and our ability to meet our foreign currency-denominated obligations.

We are exposed to increases in prevailing market interest rates, which leaves us vulnerable to increased financing expenses.

As of December 31, 2004, approximately 55% of our total indebtedness consisted of floating rate debt. We have not entered into derivative contracts or made other arrangements to hedge against interest rate risk. Accordingly, if market interest rates (principally LIBOR) rise, our financing expenses will increase, which could have a material adverse effect on our results of operations and financial condition.

We are not insured against business interruption for our Brazilian operations and most of our assets are not insured against war and terrorism.

We do not maintain coverage for business interruption for our Brazilian operations, and as a result, we could suffer losses that could have a material adverse effect on our financial condition or results of operations. If our workers were to strike, the resulting work stoppages could have an adverse effect on us, as we do not carry insurance for losses incurred as a result of business interruptions of any nature, including business interruptions caused by labor action. In addition, we do not insure most of our assets against war and terrorism. A terrorist attack or an operational incident causing an interruption of our business could therefore have a material adverse effect on our financial condition or results of operations.

We are subject to substantial risks relating to our international operations, in particular in Latin America and the Middle East.

We operate in a number of different countries, particularly in Latin America and the Middle East that can be politically, economically and socially unstable. The results of operations and financial condition of our subsidiaries in these countries may be adversely affected by fluctuations in their local economies, political instability and governmental actions relating to the economy, including:

•	the imposition of exchange or price controls;

•	the imposition of restrictions on hydrocarbon exports;

•	the devaluation of local currencies; or

•	increases in export tax rates for crude oil and oil products.

If one or more of the risks described above were to materialize we may not achieve our strategic objectives in these countries or in our international operations as a whole, resulting in a material adverse effect on our results of operations and financial condition.

Of the countries in which we operate, our operations in Argentina are the most significant, representing approximately 5.6% of our total crude oil and natural gas production and 3.3% of our proved crude oil and natural gas reserves at December 31, 2004. In response to the Argentine crisis, the Argentine government has made a number of changes in the regulatory structure, including increasing government control over the price structure of many industries, such as the oil and gas sector. In addition, our operations in Bolivia represented approximately 2.3% of our total production in barrels of oil equivalent and 2.8% of our proved crude oil and natural gas reserves at December 31, 2004. Recent political unrest in Bolivia has targeted foreign companies’ participation in Bolivia’s natural gas industry, which resulted in a significant increase in royalties and taxes in May 2005 and calls by some groups for nationalization of the energy industry. Protests by opposition groups eventually led to the resignation of President Carlos Mesa in June 2005, after a mere 19 months in office. The Bolivian political, economic and social situation, generally, and the country’s energy policy, in particular, remains extremely volatile and unpredictable. Future policy decisions in Argentina and Bolivia may adversely affect our investments in each country. A deterioration in the situation of Argentina and Bolivia may have a material adverse effect on our results of operation and financial condition.

Risks Relating to PIFCo

PIFCo may not earn enough money from its own operations to meet its debt obligations.

PIFCo is a direct wholly-owned subsidiary of Petrobras incorporated in the Cayman Islands as an exempted company with limited liability. Accordingly, PIFCo’s financial position and results of operations are largely affected by our decisions, as its parent company. PIFCo has limited operations consisting principally of the purchase of crude oil and oil products from third parties and the resale of those products to us, with financing for such operations provided by us as well as third-party credit providers. PIFCo also buys and sells crude oil and oil products from and to third parties on a limited basis. PIFCo’s ability to pay interest, principal and other amounts due on its outstanding and future debt obligations will depend upon a number of factors, including:

•	our financial condition and results of operations;

•	the extent to which we continue to use PIFCo’s services for market purchases of crude oil and oil products;

•	our willingness to continue to make loans to PIFCo and provide PIFCo with other types of financial support;

•	PIFCo’s ability to access financing sources, including the international capital markets and third-party credit facilities; and

•	PIFCo’s ability to transfer its financing costs to us.

In the event of a material adverse change in our financial condition or results of operations or in our financial support of PIFCo, PIFCo may not have sufficient funds to repay all amounts due on its indebtedness. See “Risks Relating to Our Operations “ for a more detailed description of certain risks that may have a material adverse impact on our financial condition or results of operations and therefore affect PIFCo’s ability to meet its debt obligations.

If Brazilian law restricts us from paying PIFCo in U.S. dollars, PIFCo may have insufficient U.S. dollar funds to make payments on its debt obligations.

PIFCo obtains substantially all of its funds from our payments in U.S. dollars for crude oil that we purchase from PIFCo. In order to remit U.S. dollars to PIFCo, we must comply with Brazilian foreign exchange control regulations, including preparing specified documentation to be able to obtain U.S. dollar funds for payment to PIFCo. If Brazilian law were to impose additional restrictions, limitations or prohibitions on our ability to convert Reais into U.S. dollars, PIFCo may not have sufficient U.S. dollar funds available to make payment on its debt obligations. Such restrictions could also have a material adverse effect on the Brazilian economy or our business, financial condition and results of operations.

PIFCo may be limited in its ability to pass on its financing costs.

PIFCo is principally engaged in the purchase of crude oil and oil products for sale to Petrobras, as described above. PIFCo regularly incurs indebtedness related to such purchases and/or obtain financing from us or third-party creditors. At December 31, 2004, approximately 15.5% of PIFCo’s indebtedness was floating-rate debt denominated in U.S. dollars. All such indebtedness has the benefit of our standby purchase obligation or other support. PIFCo has historically passed on its financing costs to us by selling crude oil and oil products to us at a premium to compensate for its financing costs. Although we intend to continue this practice in the future, we cannot assure you that we will. PIFCo’s inability to transfer its financing costs to us could have a material adverse effect on PIFCo’s business and on its ability to meet its debt obligations on the long term.

Risks Relating to the Relationship between us and the Brazilian Government

The Brazilian government, as our controlling shareholder, may cause us to pursue certain macroeconomic and social objectives that may have an adverse effect on our results of operations and financial condition.

The Brazilian government, as our controlling shareholder, has pursued, and may pursue in the future, certain of its macroeconomic and social objectives through us. Brazilian law requires the Brazilian government to own a majority of our voting stock, and so long as it does, the Brazilian government will have the power to elect a majority of the members of our board of directors and, through them, a majority of the executive officers who are responsible for our day-to-day management. As a result, we may engage in activities that give preference to the objectives of the Brazilian government rather than to our own economic and business objectives. In particular, we continue to assist the Brazilian government to ensure that the supply of crude oil and oil products in Brazil meets Brazilian consumption requirements. Accordingly, we may make investments, incur costs and engage in sales on terms that may have an adverse effect on our results of operations and financial condition.

If the Brazilian government reinstates controls over the prices we can charge for crude oil and oil products, such price controls could affect our financial condition and results of operations.

In the past, the Brazilian government set prices for crude oil and oil products in Brazil, often below prevailing prices on the world oil markets. These prices involved elements of cross-subsidy among different oil products sold in various regions in Brazil. The cumulative impact of this price regulation system on us is recorded as an asset on our balance sheet under the line item “Petroleum and Alcohol Account—Receivable from the Brazilian government.” The balance of the account at December 31, 2004 was U.S.$282 million. All price controls for crude oil and oil products ended on January 2, 2002, however, the Brazilian government could decide to reinstate price controls in the future as a result of market instability or other conditions. If this were to occur, our financial condition and results of operations could be adversely affected.

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

Risks Relating to Brazil

The Brazilian government has historically exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business and may have a material adverse effect on our results of operations and financial condition.

The Brazilian government’s economic policies may have important effects on Brazilian companies, including us, and on market conditions and prices of Brazilian securities. Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian government’s response to these factors:

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

Our principal market is Brazil, which has, in the past, periodically experienced extremely high rates of inflation. Inflation, along with recent governmental measures to combat inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor), have decreased from 2,489.1% in 1993 to 929.3% in 1994 and to 5.3% in 2000. The same index increased to 9.4% during 2001 and to 14.7% in 2002, before decreasing to 10.4% in 2003 and to 6.1% in 2004.

Brazil may experience high levels of inflation in the future. The lower levels of inflation experienced since 1994 may not continue. Future governmental actions, including actions to adjust the value of the Real, could trigger increases in inflation, which may adversely affect our results of operations and financial condition.

Access to international capital markets for Brazilian companies is influenced by the perception of risk in Brazil and other emerging economies, which may hurt our ability to finance our operations and the trading values of our securities.

International investors generally consider Brazil to be an emerging market. As a result, economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies. As a result of economic problems in various emerging market countries in recent years (such as the Asian financial crisis of 1997, the Russian financial crisis in 1998 and the Argentine financial crisis that began in 2001), investors have viewed investments in emerging markets with heightened caution. These crises produced a significant outflow of U.S. dollars from Brazil, causing Brazilian companies to face higher costs for raising funds, both domestically and abroad, and impeding access to international capital markets. Increased volatility in securities markets in Latin American and in other emerging market countries may have a negative impact on the trading value of our securities. We cannot assure you that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous to us.

Risks Relating to our Equity and Debt Securities

The Brazilian securities markets are smaller, more volatile and less liquid than the major U.S. and European securities markets and therefore you may have greater difficulty selling the common or preferred shares underlying our ADSs.

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

The market for PIFCo’s notes may not be liquid.

PIFCo’s notes are not listed on any securities exchange and are not quoted through an automated quotation system. We can make no assurance as to the liquidity of or trading markets for PIFCo’s notes. We cannot guarantee that the holders of PIFCo’s notes will be able to sell their notes in the future. If a market for PIFCo’s notes does not develop, holders of PIFCo’s notes may not be able to resell the notes for an extended period of time, if at all.

You may be unable to exercise preemptive rights with respect to the common or preferred shares underlying the ADSs.

Holders of ADSs that are residents of the United States may not be able to exercise the preemptive rights relating to the common or preferred shares underlying our ADSs unless a registration statement under the U.S. Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common or preferred shares relating to these preemptive rights, and therefore we may not file any such registration statement. If a registration statement is not filed and an exemption from registration does not exist, Citibank N.A., as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of the sale. However, the preemptive rights will expire if the depositary cannot sell them. For a more complete description of preemptive rights with respect to the common or preferred shares, see Item 10. “Additional Information—Memorandum and Articles of Association of Petrobras—Preemptive Rights.”

You may not be able to sell your ADSs at the time or the price you desire because an active or liquid market for our ADSs may not be sustained.

Our preferred ADSs have been listed on the New York Stock Exchange since February 21, 2001, while our common ADSs have been listed on the New York Stock Exchange since August 7, 2000. We cannot predict whether an active liquid public trading market for our ADSs will be sustained on the New York Stock Exchange, where they are currently traded. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. We do not anticipate that a public market for our common or preferred shares will develop in the United States.

Restrictions on the movement of capital out of Brazil may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the common or preferred shares underlying the ADSs and may impact our ability to service certain debt obligations, including standby purchase agreements we have entered into in support of PIFCo’s notes.

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

Additionally, if the Brazilian government were to impose restrictions on our ability to convert Reais into U.S. dollars, we would not be able to make payment on our dollar-denominated debt obligations. For example, any such restrictions could prevent us from making funds available to PIFCo, for payment of its debt obligations, certain of which are supported by us through standby purchase agreements.

If you exchange your ADSs for common or preferred shares, you risk losing the ability to remit foreign currency abroad and forfeiting Brazilian tax advantages.

The Brazilian custodian for our common or preferred shares underlying our ADSs must obtain a certificate of registration from the Central Bank of Brazil to be entitled to remit U.S. dollars abroad for payments of dividends and other distributions relating to our preferred and common shares or upon the disposition of the common or preferred shares. If you decide to exchange your ADSs for the underlying common or preferred shares, you will be entitled to continue to rely, for five Brazilian business days from the date of exchange, on the custodian’s certificate of registration. After that period, you may not be able to obtain and remit U.S. dollars abroad upon the disposition of the common or preferred shares, or distributions relating to the common or preferred shares, unless you obtain your own certificate of registration or register under Resolution No. 2,689, of January 26, 2000, of the Conselho Monetário Nacional (National Monetary Council), which entitles registered foreign investors to buy and sell on the São Paulo Stock Exchange. In addition, if you do not obtain a certificate of registration or register under Resolution No. 2,689, you may be subject to less favorable tax treatment on gains with respect to the common or preferred shares.

If you attempt to obtain your own certificate of registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to the common or preferred shares or the return of your capital in a timely manner. The custodian’s certificate of registration or any foreign capital registration obtained by you may be affected by future legislative or regulatory changes and we cannot assure you that additional restrictions applicable to you, the disposition of the underlying common or preferred shares or the repatriation of the proceeds from disposition will not be imposed in the future.

You may face difficulties in protecting your interests as a shareholder because we are subject to different corporate rules and regulations as a Brazilian company and because holders of our common shares, preferred shares and ADSs have fewer and less well-defined shareholders’ rights than those traditionally enjoyed by United States shareholders.

Our corporate affairs are governed by our bylaws and the Brazilian Corporation Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Brazil. In addition, your rights as an ADS holder, which are derivative of the rights of holders of our common or preferred shares, as the case may be, to protect your interests against actions by our board of directors may be fewer and less well-defined under Brazilian Corporation Law than those under the laws of other jurisdictions.

Although insider trading and price manipulation are considered crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in some other jurisdictions. In addition, rules and policies against self-dealing and the preservation of shareholder interests may be less well-defined and enforced in Brazil than in the United States, putting holders of our common shares, preferred shares and ADSs at a potential disadvantage. Corporate disclosure may be less complete or informative than what may be expected of a U.S. public company.

We are a mixed-capital company organized under the laws of Brazil and all of our directors and officers reside in Brazil. Substantially all of our assets and those of our directors and officers are located in Brazil. As a result, it may not be possible for you to effect service of process upon us or our directors and officers within the United States or other jurisdictions outside Brazil or to enforce against us or our directors and officers judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain requirements are met, you may face greater difficulties in protecting your interest in actions against us or our directors and officers than would shareholders of a corporation incorporated in a state or other jurisdiction of the United States.

Preferred shares and the ADSs representing preferred shares generally do not give you voting rights.

A portion of our ADSs represents our preferred shares. Under Brazilian law and our bylaws, holders of preferred shares generally do not have the right to vote in meetings of our stockholders. This means, among other things, that holders of ADSs representing preferred shares are not entitled to vote on important corporate transactions or decisions. See Item 10. “Additional Information—Memorandum and Articles of Incorporation of Petrobras—Voting Rights” for a discussion of the limited voting rights of our preferred shares.

Enforcement of our obligations under the standby purchase agreement might take longer than expected.

We have entered into standby purchase agreements in support of PIFCo’s obligations under its notes and indentures. Our obligation to purchase from the PIFCo noteholders any unpaid amounts of principal, interest and other amounts due under the PIFCo notes and the indenture applies, subject to certain limitations, irrespective of whether any such amounts are due at maturity of the PIFCo notes or otherwise. See “Additional Information—PIFCo Senior Notes—Standby Purchase Agreements” and “Additional Information—PIFCo Global Notes—Standby Purchase Agreements.”

We have been advised by our counsel that the enforcement of the standby purchase agreement in Brazil against us, if necessary, will occur under a form of judicial process that, while similar, has certain procedural differences from those applicable to enforcement of a guarantee and, as a result, the enforcement of the standby purchase agreement may take longer than would otherwise be the case with a guarantee.

We may not be able to pay our obligations under the standby purchase agreement in U.S. Dollars.

Payments by us to PIFCo for the import of oil, the expected source of PIFCo’s cash resources to pay its obligations under the PIFCo notes, will not require approval by or registration with the Central Bank of Brazil. There may be other regulatory requirements that we will need to comply with in order to make funds available to PIFCo. If we are required to make payments under the standby purchase agreement, Central Bank of Brazil approval will be necessary. Any approval from the Central Bank of Brazil may only be requested when such payment is to be remitted abroad by us, and will be granted by the Central Bank of Brazil on a case-by-case basis. It is not certain that any such approvals will be obtainable at a future date. In case the PIFCo noteholders receive payments in Reais corresponding to the equivalent U.S. Dollar amounts due under PIFCo’s notes, it may not be possible to convert these amounts into U.S. Dollars. We will not need any prior or subsequent approval from the Central Bank of Brazil to use funds we hold abroad to comply with our obligations under the standby purchase agreement.

We would be required to pay judgments of Brazilian courts enforcing our obligations under the standby purchase agreement only in Reais.

If proceedings were brought in Brazil seeking to enforce our obligations in respect of the standby purchase agreement, we would be required to discharge our obligations only in Reais. Under the Brazilian exchange control limitations, an obligation to pay amounts denominated in a currency other than Reais, which is payable in Brazil pursuant to a decision of a Brazilian court, may be satisfied in Reais at the rate of exchange, as determined by the Central Bank of Brazil, in effect on the date of payment.

A finding that we are subject to U.S. bankruptcy laws and that the standby purchase agreement executed by us was a fraudulent conveyance could result in PIFCo noteholders losing their legal claim against us.

PIFCo’s obligation to make payments on the PIFCo notes is supported by our obligation under the standby purchase agreement to make payments on PIFCo’s behalf. We have been advised by our external U.S. counsel that the standby purchase agreement is valid and enforceable in accordance with the laws of the State of New York and the United States. In addition, we have been advised by our general counsel, Mr. Nilton de Almeida Maia, that the laws of Brazil do not prevent the standby purchase agreement from being valid, binding and enforceable against us in accordance with its terms. In the event that U.S. federal fraudulent conveyance or similar laws are applied to the standby purchase agreement, and we, at the time we entered into the standby purchase agreement:

•	were or are insolvent or rendered insolvent by reason of our entry into the standby purchase agreement;

•	were or are engaged in business or transactions for which the assets remaining with us constituted unreasonably small capital; or

•	intended to incur or incurred, or believed or believes that we would incur, debts beyond our ability to pay such debts as they mature; and

•	in each case, intended to receive or received less than reasonably equivalent value or fair consideration therefor,

then our obligations under the standby purchase agreement could be avoided, or claims in respect of the standby purchase agreement could be subordinated to the claims of other creditors. Among other things, a legal challenge to the standby purchase agreement on fraudulent conveyance grounds may focus on the benefits, if any, realized by us as a result of PIFCo’s issuance of these notes. To the extent that the standby purchase agreement is held to be a fraudulent conveyance or unenforceable for any other reason, the holders of the PIFCo notes would not have a claim against us under the standby purchase agreement and will solely have a claim against PIFCo. We cannot assure you that, after providing for all prior claims, there will be sufficient assets to satisfy the claims of the PIFCo noteholders relating to any avoided portion of the standby purchase agreement.

ITEM 4.	INFORMATION ON THE COMPANY

History and Development of Petrobras

We are a mixed-capital company created pursuant to Law No. 2,004 (effective as of October 3, 1953). A mixed-capital company is a Brazilian corporation created by special law, of which a majority of the voting capital must be owned by the Brazilian federal government, a state or a municipality. We are controlled by the Brazilian federal government, but our common and preferred shares are also publicly traded. Our principal executive office is located at Avenida República do Chile, 65, 20035-900 - Rio de Janeiro - RJ, Brazil and our telephone number is (55-21) 3224-4477.

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

Based upon our 2004 consolidated revenues, we are the largest corporation in Brazil and one of the largest oil and gas companies in Latin America. In 2004, we had sales of products and services of U.S.$51,954 million, net operating revenues of U.S.$37,452 million and net income of U.S.$6,190 million.

We engage in a broad range of oil and gas activities, which cover the following segments of our operations:

•	Exploration and Production – Our exploration and production segment encompasses exploration, development and production activities in Brazil.

•	Refining, Transportation and Marketing – Our refining, transportation and marketing segment encompasses refining, logistics, transportation and the purchase of crude oil, as well as the purchase and sale of oil products and fuel alcohol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

•	Distribution – Our distribution segment encompasses oil product and fuel alcohol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A. - BR in Brazil.

•	Natural Gas and Power – Our natural gas and power segment encompasses the purchase, sale and transportation of natural gas produced in or imported into Brazil. Additionally, this segment includes our domestic electric energy commercialization activities as well as investments in domestic natural gas transportation companies, state owned natural gas distributors and thermal electric companies.

•	International – Our international segment encompasses international activities conducted in 14 countries (Angola, Argentina, Bolivia, Colombia, Mexico, USA, Venezuela, Iran, Libya, Tanzania, Uruguay, Nigeria, Peru and Ecuador), which include Exploration and Production, Supply, Refining, Petrochemical, Distribution and Gas and Energy.

•	Corporate – Our corporate segment includes those activities not attributable to other segments, including corporate financial management, overhead related with central administration and other expenses, including pension and health care expenses.

Recent Developments relating to compliance with the Sarbanes-Oxley Act

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the fiscal year ending December 31, 2006, we will be required to furnish a report by our management on our internal control over financial reporting. This report will contain, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of the fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management.

The report will also contain a statement that our auditors have issued an attestation report on management’s assessment of such internal controls. To comply with this requirement, we are creating a system of internal controls over financial reporting based on the recommendation of the Committee of Sponsoring Organizations of the Treadway Commission (COSO), formed by accounting and auditing companies in the United States. The COSO system is expected to be the prevailing system adopted by companies subject to Section 404 of the Sarbanes-Oxley Act. The implementation of the COSO system is being conducted in five different levels with the participation of our chief financial officer and chief executive officer, our internal control committee formed by executive officers of our business areas, the managers of each of our business units, our internal auditors and our Board of Directors.

Our Competitive Strengths

We have a number of key strengths, including:

•	our dominant market position in the production, refining and transportation of crude oil and oil products in Brazil;

•	our strong reserve base;

•	our deepwater technological expertise;

•	our cost efficiencies created by our large scale operations combined with our vertical integration within each of our business segments;

•	our strong position in Brazil’s potentially growing natural gas markets; and

•	our success in attracting international partners in all our activities.

Our dominant market position in the production, refining and transportation of crude oil and oil products in Brazil

Our legacy as Brazil’s former sole supplier of crude oil and oil products has provided us with a fully developed operational infrastructure throughout Brazil and a large proved reserve base. Our long history, resources and established presence in Brazil permit us to compete effectively with other market participants and new entrants now that the Brazilian oil and gas industry has been deregulated. We operate all major development fields in Brazil and substantially all of the country’s refining capacity. Our average domestic daily production of crude oil and NGLs decreased 3.1% in 2004, as compared to an increase of 2.7% in 2003 and 12.3% in 2002.

Our strong reserve base

As of December 31, 2004, we had estimated proved developed and undeveloped crude oil and natural gas reserves of approximately 11.82 billion barrels of oil equivalent in Brazil and abroad. In addition, we have a substantial base of exploration acreage both in Brazil and abroad, which we are exploring by ourselves and with industry partners in order to continue to increase our reserves.

As of December 31, 2004, our worldwide proved reserves to production ratio was 16.9 years.

The majority of our reserves, including recent discoveries, are located in deep-water areas that generally require additional planning, more comprehensive evaluation and added lead time to begin production when compared to onshore production. In accordance with our strategic plan for the period from 2004 to 2010, or Strategic Plan, we have been investing the necessary capital to build the offshore platforms needed to monetize these reserves. Although our proved reserve life is higher than the industry average, the additional planning required to bring deep-water areas into production also means that our percentage of proved undeveloped reserves may be higher than the industry average.

We believe that our proved reserves will provide us with significant opportunities for sustaining and increasing production growth.

Our deepwater technological expertise

While developing Brazil’s offshore basins over the past 35 years, we have gained expertise in deepwater drilling, development and production techniques and technologies. We are currently in the process of developing technology to permit production from wells at water depths of up to 9,842 feet (3,000 meters).

Our deepwater development and production expertise has allowed us to achieve high production volumes and relatively low lifting costs (excluding royalties, special government participation and rental of areas, which we refer to as “government take”). Our aggregate average lifting cost for crude oil and natural gas products in Brazil for 2004, excluding government take, increased to U.S.$4.33 per barrel of oil equivalent, as compared to U.S.$3.48 per barrel of oil equivalent for 2003. Including government take, our lifting costs increased to U.S.$10.77 per barrel of oil equivalent for 2004, as compared to U.S.$8.62 per barrel of oil equivalent for 2003.

Our cost efficiencies created by our large scale operations combined with our vertical integration within each of our business segments

As the dominant integrated crude oil and natural gas company in Brazil, we can be cost efficient as a result of:

•	the location of over 80% of our proved reserves in large, contiguous and highly productive fields in the offshore Campos Basin, which allows for the concentration of our operational infrastructure, thereby reducing our total costs of exploration, development and production;

•	the location of most of our refining capacity in the Southeast region, directly adjacent to the Campos Basin and situated within the country’s most heavily populated and industrialized markets; and

•	the relative balance between our current production of 1.5 million barrels per day, our refining throughput of 1.7 million barrels per day and the Brazilian market total demand for hydrocarbon products of 1.8 million barrels per day as of December 2004.

We believe that these cost efficiencies created by our integration, our existing infrastructure and our balance allow us to compete effectively with other Brazilian producers and importers of oil products into the Brazilian market.

Our strong position in Brazil’s potentially growing natural gas markets

We participate in most aspects of the Brazilian natural gas market. At present, the demand for natural gas is limited, due in part to a distribution infrastructure that is still developing. The prices we realize for natural gas, which depend on the costs of other energy sources it can replace, are less than half of the current market price in the United States, where demand is more developed. The demand for natural gas in Brazil increased 22% in 2004, outpacing the 14% average increase in demand of the previous four years. Although we cannot be certain that natural gas demand will continue to grow at annual rates similar to previous years, we expect continued growth as significant investments in gas transportation pipelines begin operating.

Because of the diversity of our natural gas operations, we believe that we are well-positioned to take advantage of the opportunity to meet potentially growing energy needs in Brazil through the use of natural gas. We intend to do so through our:

•	development of significant proved natural gas reserves in Bolivia and the 1,969 miles (3,150 kilometers) long Bolivia-Brazil natural gas pipeline;

•	increasing production of non-associated natural gas, and natural gas associated with our domestic crude oil production, combined with the necessary investments to process such gas from recent discoveries of non-associated gas reserves, mainly in the Santos Basin of Brazil;

•	planned investments in expansion of the natural gas transportation network throughout Brazil;

•	increased participation in the natural gas distribution market through investments in 20 of the 24 natural gas distribution companies in Brazil; and

•	investments in thermoelectric power plants, which serve as sources of demand for our natural gas.

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

We may face significant risks in our ability to take full advantage of these competitive strengths. See Item 3. “Key Information—Risk Factors.”

Our Business Strategy

We intend to continue to expand our oil and gas exploration and production activities and pursue strategic investments within and outside of Brazil to further develop our business. We seek to evolve from a dominant integrated oil and gas company in Brazil into an energy industry leader in Latin America and a significant international energy company. In line with our Strategic Plan and to further these goals, we intend to:

•	expand production while increasing reserves;

•	upgrade our refineries to increase their ability to process heavier domestic crude oil production while at the same time fulfilling a growing percentage of the current demands of the Brazilian market and meeting stricter quality standards;

•	expand international operations through internal growth and by participating selectively in new partnerships in core areas where we have competitive advantages;

•	develop and improve systematic company-wide initiatives to address health, safety and environmental concerns and ensure compliance with environmental regulations;

•	expand the natural gas market in Brazil to ensure a market for the natural gas that we produce or acquire through existing off-take obligations;

•	operate successfully and transparently in a deregulated market; and

•	meet targeted operating costs and return on capital, while being socially and environmentally responsible and contributing to the development of Brazil and the other countries where we operate.

Expand production while increasing reserves

We seek to generate production growth from the continued development of our proved undeveloped reserve base of 6.2 billion barrels of oil equivalent at December 31, 2004, representing 52.1% of our total proved reserves. Our 2004-2010 budget contemplates capital expenditures of approximately U.S.$53.6 billion in development activities for this seven-year period, including U.S.$5.9 billion to be financed through project financings. The majority of these capital expenditures, U.S.$32.1 billion, will be directed towards exploration and production activities, of which U.S.$26.2 billion will be directed towards domestic exploration and production activities. We intend to increase our effort in production to produce lighter crude oil from our newly discovered reserves.

At the same time that we seek to expand production, we intend to increase our proved reserves, principally through exploration focused on deepwater exploration in Brazil. We have net exploration, development and production rights in 26.8 million acres (108,291 square kilometers) in Brazil. We expect to continue to participate selectively with major regional and international oil and gas companies in bidding for new concessions and in developing our large offshore fields.

We also intend to pursue international exploration and production opportunities with industry participants primarily in South America, the Gulf of Mexico and the west coast of Africa. As a result of this strategy, we participate in joint ventures, which have resulted in discoveries in Agbami and Akpo (off the coast of Nigeria) and in a deepwater field in the Gulf of Mexico (Cascade Project). In 2004, we participated in a tender for exploration blocks in Libya and Iran. At December 2004, we had exploration, development and production rights in 19.2 million gross and 9.7 million net acres (78,000 gross and 39,000 net square kilometers) outside Brazil.

Upgrade our refineries to increase their ability to process heavier domestic crude production while at the same time fulfilling a growing percentage of the current demands of the Brazilian market and meeting stricter quality standards.

Our refineries were originally constructed to process light imported crude oil, whereas our current reserves and production increasingly consist of heavier crude oil. We plan to improve and adapt our refineries to better process our domestic production of heavier crude oil by continuing to:

•	invest in our refineries to allow them to process greater volumes of heavier domestic crude oil, thereby reducing the amount of crude oil we have to import to meet demand;

•	invest in our refineries to produce the light and middle distillate products that are of higher value and greater demand in the Brazilian market;

•	upgrade the technology of our refining operations to increase efficiency;

•	improve the interconnection between our domestic and international activities to improve operating efficiencies; and

•	invest in our refineries to produce distillate products that meet international quality standards.

Expand international operations through internal growth and by participating selectively in new partnerships in core areas where we have competitive advantages.

In the near term, we expect to expand internationally by using our existing asset base or participating in selective partnerships in core activities where we have a competitive advantage. We consider our core activities to be integrated oil and gas operations throughout South America and deepwater exploration and development off the U.S. Gulf Coast and West Africa. We acquired exploration interests in Iran, Argentina, Colombia, in the Gulf of Mexico and Tanzania during 2004 and we have recently acquired an exploration interest in Libya.

Develop and improve systematic, company-wide initiatives to address health, safety and environmental concerns and ensure compliance with environmental regulations

The protection of human health and the environment is one of our primary concerns, and is essential to our success as an integrated oil, gas and energy company. In order to address and prioritize health, safety and environmental concerns and ensure compliance with environmental regulations, we have taken several measures, of which the most extensive is the Programa de Excelência em Gestão Ambiental e Segurança Operacional (Program for Excellence in Environmental Management and Operational Safety, or PEGASO). Through the program, we seek to improve technology, upgrade our pipelines, reduce emissions and wastes, improve our emergency response readiness and prevent environmental accidents. Another important initiative is the Programa de Segurança de Processo (Process Safety Program) that aims to strengthen our corporate commitment to safety through the implementation of standardized, company-wide health, safety and environmental guidelines. See “Health, Safety and Environmental Initiatives.”

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

As a result of our investments and the growing importance of natural gas as an energy alternative, we anticipate that the proportion of our revenues and assets represented by our natural gas operations will increase, leading to a greater impact of these activities on our results of operations.

Operate successfully and transparently in a deregulated market.

Since the beginning of market liberalization in 1997 and price deregulation in 2002, we have been preparing for market competition. In order to meet the challenges of competition, we have:

•	conducted analyses of the actual and potential sources of competition in each of our business segments; and

•	planned to continue upgrading and modernizing our refineries to increase their capacity to refine heavy oil and improve the quality of the oil products we produce in order to compete with imports of oil products.

We continue the process of transforming our corporate culture and bylaws to encourage greater transparency and accountability to shareholders, and we believe that these corporate changes better position us to compete in a deregulated market, increase investor confidence in our company and enhance our market value.

In addition to the changes we have implemented in our bylaws, we have adopted the following policies and procedures:

•	the Corporate Governance Guidelines, which establish procedures for our board of directors and set forth matters where the opinion of our preferred shareholders will be considered;

•	the Code of Good Practices, which institutes corporate policies for our directors and executive officers relating to matters such as information disclosure, insider trading restrictions, management and professional behavior, selection of management of subsidiaries and affiliates and investor relations;

•	the Code of Competition Conduct, which is part of our effort to ensure that our commercial policies and practices comply with Brazilian competition laws;

•	the Internal Regulation, which defines responsibilities and procedures governing the meetings of the board of directors, board committees, business committee and management committee; and

•	the Code of Ethics, which sets forth fundamental principles for business transparency and rules of ethical conduct for employees and executive officers.

As a foreign private issuer, we are exempt from many of the corporate governance standards the New York Stock Exchange, or NYSE, applies to U.S. domestic issuers listed on the NYSE. In accordance with Section

303A.11 of the NYSE Listed Company Manual, we have posted a summary of significant differences between the NYSE standards and our corporate governance practice on our website, www.petrobras.com.br.

Meet targeted operating costs and return on capital, while being socially and environmentally responsible and contributing to the development of Brazil and other countries where we operate.

We are undertaking a number of initiatives to control our operating costs. We are targeting a reduction in the aggregate average lifting costs in Brazil for crude oil and natural gas in order to achieve lifting costs of U.S.$3.00 per barrel of oil equivalent in 2010 (excluding government take) as compared to U.S.$4.33 per barrel of oil equivalent in 2004. We will seek to reduce our operating costs per barrel by a number of means, including:

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

Up to now, these measures have not been effective in reducing our lifting costs, which have increased over the last three years, primarily because (1) approximately 60% of our lifting costs are denominated in Reais, which appreciated against the U.S. dollar by 18.2% and 8.1% in 2003 and 2004, respectively and (2) costs associated with oil field services tend to increase when the price of oil increases, which has occurred over the last few years. See Item 4. “Information on the Company—Exploration, Development and Production—Production Activities.”

Overview by Business Segment

Exploration, Development and Production

Summary and Strategy

Our exploration and production segment includes exploration, development and production activities in Brazil. We began domestic production in 1954 and international production in 1972. As of December 31, 2004, our estimated net proved crude oil and natural gas reserves in Brazil were approximately 10.6 billion barrels of oil equivalent. Crude oil represented 87.5% and natural gas represented 12.5% of these reserves. Our proved reserves are located principally in the Campos Basin.

During 2004, our average daily domestic production was 1.5 million barrels per day of crude oil and NGLs and 1,590 billion cubic feet of natural gas per day. Our aggregate average lifting costs for crude oil and natural gas in 2004 were U.S.$4.33 per barrel of oil equivalent in Brazil (excluding government take).

We conduct our exploration, development and production activities in Brazil through concession contracts. Under the terms of the Oil Law, in 1998 we were granted the concession rights to areas where we were already producing or could demonstrate we could explore or develop within a certain time frame. We refer to these concession as Round O. In a number of our concessions, we have agreed with foreign partners to jointly explore and develop the concessions. In conjunction with the majority of these arrangements, we received a carried interest for capital expenditures made during the exploration phase, with our partners incurring all capital expenditures until the development of a commercial discovery commences.

At December 31, 2004, we held 374 areas, representing 26.8 million net acres (108,291 square kilometers). We currently have joint venture agreements for exploration and production in Brazil with approximately 29 foreign and domestic companies. We are also active in exploration and production activities outside Brazil. For a full description of our international activities, see “—International—Exploration and Production.” In addition, we have added to our exploration acreage through our participation in bidding rounds that have been conducted annually by the Agência Nacional de Petróleo (the National Petroleum Agency, or the ANP) since 1999.

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

Principal Domestic Oil and Gas Producing Regions

Our annual daily production in Brazil has generally grown over the years. In 1970, we produced 164 Mbpd of crude oil, condensate and natural gas liquids in Brazil. We increased production to 181 Mbpd in 1980, 654 Mbpd in 1990, 1,271 Mbpd in 2000 and 1,493 Mbpd in 2004, which represented a decrease from the 1,540 Mbpd produced in 2003. In describing our oil and gas producing regions, reservoirs refer to underground formations containing producible oil or gas. Fields are areas that contain one or more reservoirs. Blocks are sections of a sedimentary basin where we carry out oil and gas exploration and production activities.

Our main domestic oil and gas producing regions are:

Campos Basin

The Campos Basin is the largest oil and gas producing region, and covers approximately 28.4 million acres (115 thousand square kilometers). Since exploration activities in this area began in 1968, we discovered over 40 hydrocarbon reservoirs have been discovered in this region in a 6.3 thousand square kilometers concession area, including eight large oil fields in deepwater and ultra deepwater. In terms of proved hydrocarbon reserves and annual production, the Campos Basin is the largest oil basin in Brazil and one of the most prolific oil and gas areas in South America. Annual crude oil production volume in the region increased steadily for the past ten years until 2004. In 2004, Campos Basin’s oil production decreased to 1,203.7 Mbpd from 1,252 Mbpd in 2003. Campos Basin’s oil production accounted for approximately 80% of Brazilian oil production.

At December 31, 2004, we produced crude oil from 31 fields in the Campos Basin and our proved crude oil reserves were 8.1 billion barrels, representing 81.4% of our total proved crude oil reserves. In 2004, the crude oil we produced in the Campos Basin had an average API gravity of 23.5° and an average water cut of 1.2%. We currently have 23 floating production systems, 13 fixed platforms and 3,643 kilometers of pipeline operating in 31 fields at water depths of 262 to 6,188 feet (80—1,886 meters) in the Campos Basin.

Santos Basin

The Santos Basin represents one of our most active and promising exploration areas. We currently have exploration rights to 20 blocks in the Santos Basin, with a combined acreage of 28.5 thousand square kilometers (as compared to 6.3 thousand square kilometers under concession in the Campos Basin). Current production of oil and natural gas is 11.0 Mboe per day in the Coral and Merluza fields.

Espírito Santo Basin

In partnership with Shell and Chevron Texaco, we have made several discoveries of heavy crude oil. We currently have exploration rights to 15 blocks in the Espírito Santo Basin, with a combined acreage of 5.7 thousand square kilometers. During 2004, we produced 40.9 Mboe per day of oil and natural gas in the Espírito Santo Basin (28.2 Mboe onshore and 12.7 Mboe offshore).

Solimões Basin

The Solimões Basin is primarily a natural gas producing region, which covers approximately 235 million acres (950,000 square kilometers) in the Amazon region. During 2004, we produced 116.1 Mboe per day of oil and natural gas in the Solimões Basin.

Properties

The following table sets forth our developed and undeveloped gross and net acreage by oil region and associated crude oil and natural gas production:

	Production Acreage as of December 31, 2004				Average Oil and Natural Gas Production for the Year Ended December 31,	Average Oil and Natural Gas Production for the Year Ended December 31,
	Developed		Undeveloped		2004(1)(4)	2003(1)(4)
	Gross(2)	Net(2)	Gross(2)	Net(2)
	(in acres)				(boe per day) (3)
Brazil(1)
Offshore
Campos Basin	1,713,862	1,699,778	138,868	116,877	1,311,208	1,361,909
Other offshore	313,566	276,254	290,586	262,170	68,909	70,625
Total offshore	2,027,428	1,976,032	429,454	379,047	1,380,117	1,432,534
Onshore	983,197	977,514	145,293	145,293	377,603	358,094

Total Brazil	3,010,625	2,953,546	574,747	524,340	1,757,721	1,790,628
International
Onshore	4,350,462	2,758,355	2,818,124	2,156,637	247,122	227,206
Offshore	112,253	44,600	25,965	795	15,516	18,673

Total International	4,462,714	2,802,955	2,844,089	2,157,432	262,639	245,879
Total	7,473,339	5,756,501	3,418,836	2,681,772	2,020,360	2,036,507

(1)	Over 75% of our production of natural gas is associated gas.

(2)	A gross acre is an acre in which a working interest is owned. The number of gross acres is the total number of acres in which a working interest is owned. A net acre is deemed to exist when the sum of fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as hole numbers and fractions thereof.

(3)	See “Conversion Table” for the ratios used to convert cubic feet of natural gas to barrels of oil equivalent.

(4)	Includes production from shale oil reserves, natural gas liquids and reinjected gas volumes, which are not included in our proved reserves figures.

The following table sets forth our total gross and net productive wells as of December 31, 2004:

	Oil	Gas	Total
Gross productive wells
Brazil	8,804	405	9,209
International	5,593	398	5,991
Total	14,397	803	15,200
Net productive wells
Brazil	8,793	399	9,192
International	4,766	337	5,103
Total	13,559	736	14,295

Productive wells are producing wells and wells capable of production. A gross well is a well in which a working interest is owned. The number of gross wells is the total number of wells in which a working interest is owned. A net well is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net well is the sum of the fractional working interests owned in gross wells expressed as hole numbers and fractions thereof.

Deepwater Expertise

We are a leader in deepwater drilling, with recognized expertise in deepwater exploration, development and production. We have developed our expertise over many years and have achieved significant milestones, including the following:

•	in 2000, we confirmed the discovery of crude oil at a depth of 7,359 feet (2,243 meters) in the Campos Basin, achieving a new record for our deepwater exploration;

•	in January 2003, we drilled the world’s second horizontal deepwater multilateral well in the Barracuda-Caratinga field, in Campos Basin, at an water depth of 2,999 feet (914 meters), consisting of two legs for each well;

•	at December 31, 2004, we were operating 30 wells at water depths in excess of 3,281 feet (1,000 meters); and

•	at December 31, 2004, we had drilled 422 wells in water depth greater than 3,281 feet (1,000 meters), the deepest well being in water depth of 9,360 feet (2,853 meters).

Because many of Brazil’s richest oil fields are located offshore in deep waters, we intend to continue to focus on our deepwater production technology to increase our proved reserves and future domestic production. See Item 5. “Operating and Financial Review and Prospects—Research and Development.” Our main exploration and development efforts involve offshore fields neighboring our existing fields and production infrastructure, where higher drilling costs have been offset by higher drilling success ratios and relatively higher production. On a per-well basis, the exploration, development and production costs of an offshore well are generally higher than those costs for an onshore well. We believe, however, that offshore production is cost-effective, because historically:

•	we have been more successful in finding and developing crude oil offshore, as a result of the existence of a larger number and size of oil reservoirs offshore as compared to onshore reservoirs and a greater volume of offshore seismic data collected; and

•	we have been able to spread the total costs of exploration, development and production over a large base, given the size and productivity of our offshore reserves. Offshore production has exceeded onshore production by a per barrel production ratio of 4.96:1 in 2004, 5.20:1 in 2003 and 5.18:1 in 2002.

We currently extract hydrocarbons from offshore wells in waters with depths of up to 6,188 feet (1,886 meters), and we have been developing technology to permit production from wells at water depths of up to 9,843 feet (3,000 meters). Set forth below is the distribution, by water depth, of offshore oil production in 2004 and 2003.

OFFSHORE PRODUCTION BY WATER DEPTH

Depth	Percentage in 2004	Percentage in 2003
0-400 meters (0-1,312 feet)	21%	21%
400-1,000 meters (1,312 feet-3,281 feet)	55%	58%
More than 1,000 meters (3,281 feet)	24%	21%

Exploration Activities

Our Concessions in Brazil

We had the right to exploit all exploration, development and production areas in Brazil as a result of the monopoly that was granted to us by the Brazilian government. When the Brazilian oil and gas sector was deregulated beginning in 1998, our government-granted monopoly ended. On August 6, 1998, we signed concession contracts with the ANP for all of the areas we had been using prior to 1998. Those concession contracts covered 397 areas, consisting of 231 production areas, 115 exploration areas and 51 development areas, for a total area aggregating 113.3 million gross acres (458.5 thousand square kilometers).

At December 31, 2004, we had 374 areas, consisting of 233 production areas, 96 exploration areas and 45 development areas, for a total area aggregating 37.8 million gross acres (153.1 thousand square kilometers). This total area represents 2.4% of the Brazilian sedimentary basins.

Recent discoveries

During 2004, we discovered five new crude oil fields onshore, two of them in the Potiguar bay, and the other three in the states of Bahia, Alagoas and Espírito Santo. These discoveries were not significant as compared to our crude oil discoveries in 2003. As a result, during 2004 we focused our efforts on proving and developing the reserves discovered in 2003. During this process, we found reservoirs of light crude oil and gas in the Espírito Santo Basin in 2004. In the first quarter of 2005, we found reservoirs of light crude oil in the Santos Basin.

Exploration bidding rounds

Since 1999, the ANP has conducted bidding rounds for exploration rights, which are open to us and qualified third parties. We have competed in the public auctions conducted by the ANP, acquiring a large number of exploration rights, as detailed in the table below. We have also relinquished a considerable number of the exploratory areas in which we were not interested or successful in exploring.

The following chart summarizes our success in the exploration bidding rounds conducted by the ANP during the last three years:

	Exploration	Development	Production	Total
Event

Areas held (December 31, 2001)	55	41	233	329

Areas relinquished (May 2002) (BA-1)	(1)	0	0	(1)

Areas won on Bid, Round 4	8	0	0	8

Areas relinquished (August 6, 2002) (BM-CAL-1 and BM-C-6)	(2)	0	0	(2)

Areas relinquished (August 2002) (BS-2)	(1)	0	0	(1)

Areas relinquished (September 2002) (BES-2)	(1)	0	0	(1)

New concession (February 6, 2002) (Siri)	0	1	0	1

New concession (August 27, 2002) (Asa Branca)	0	1	0	1

New concession (November 22, 2002) (Manati)	0	1	0	1

New concession (December 11, 2002) (Jubarte)	0	1	0	1

New concession (December 27, 2002) (Cachalote)	0	1	0	1

	Exploration	Development	Production	Total
Event

Areas relinquished (March 13, April 24, 2002	0	(1)	(4)	(5)

Areas redefined (April 26, May 10, August 6, August 10, October 9 and December 12, 2002)	0	(6)	6	0

Areas relinquished (Caraúna - PETROBRAS not operator)	0	0	(1)	(1)

Areas held (December 31, 2002)	58	39	234	331

Areas redefined (July 2003) (BCAM-40)	1	0	0	1

Areas relinquished (August 6, 2003)	(22)	0	0	(22)

Areas won on Bid, Round 5	17	0	0	17

New concession (January 29, 2003) (Guajá)	0	1	0	1

New concession (August 4, 2003) (Cavalo-Marinho)	0	1	0	1

Areas redefined (February 3, 2003) (Coral)	0	(1)	1	0

Areas redefined (July 15, 2003) (Beija-Flor)	0	(1)	1	0

Joint concession COG to CCN (1)	0	0	(1)	(1)

Joint concession CDL to MP (2)	0	0	(1)	(1)

Areas relinquished (BAS-104)	0	(1)	0	(1)

Areas relinquished (Arraia)	0	(1)	0	(1)

Joint concession CR to FZB	0	(1)	0	(1)

Areas relinquished (ALS-32)	0	(1)	0	(1)

Areas held (December 31, 2003)	54	35	234	323

Areas won on Bid, Round 6	36	0	0	36

Areas obtained through acquisitions (BT-REC-4, BT-POT-9, BT-ES-4, BM-C-14, BM-S-14 and BM-S-22)	6	0	0	6

Joint concession SMI to PJ	0	0	(1)	(1)

New concession (January 15, 2004) (Baleia Branca)	0	1	0	1

New concession (January 15, 2004) (Golfinho)	0	1	0	1

New concession (January 15, 2004) (Mexilhão)	0	1	0	1

New concession (January 19, 2004) (Azulão)	0	1	0	1

New concession (January 19, 2004) (Japim)	0	1	0	1

New concession (August 30, 2004) (Piranema)	0	1	0	1

New concession (December 20, 2004) (Baleia Anã)	0	1	0	1

New concession (December 20, 2004) (Baleia Azul)	0	1	0	1

New concession (December 20, 2004) (Baleia Bicuda)	0	1	0	1

New concession (December 22, 2004) (Salema Branca)	0	1	0	1

Total areas held (as of December 31, 2004)	96	45	233	374

Net area held in million acres (as of December 31, 2004)	23,302,081	516,185	2,939,956	26,758,222

(1)	COG – Córrego Grande, CCN – Córrego Cedro Grande

(2)	CDL – Cardeal, MP – Massapê

Joint Ventures

As of December 31, 2004, we had 65 exploration and development agreements with respect to our concessions with numerous oil and gas companies. Our percentage participation ranges from 20% to 90%, and in 44 of the 65 agreements, we are principally responsible for conducting the exploration and development activities. During 2004, we entered into 20 partnership projects relating to exploration activities. As of December 31, 2004, we had partnerships with 29 foreign and domestic companies. The exploration and development activities we conduct through joint ventures do not represent a material percentage of our total exploration and development activities.

Drilling Activities

During 2004, we drilled a total of 355 wells, 279 development wells and 76 exploratory wells. Of those wells, 211 development wells and 27 exploratory wells were located onshore and 68 development wells and 49 exploratory wells were located offshore. We plan to drill 440 new development wells during 2005. These numbers refer to the wells we drilled in 2004, but such wells may not have been evaluated or reclassified in 2004. The table “Exploratory and Development Wells” below indicates the number of wells which were evaluated and reclassified in 2004.

We plan to expand our exploration and development activities in 2005 by:

•	drilling approximately 75 new exploratory and approximately 440 new development wells;

•	shooting and processing two-dimensional and three-dimensional seismic surveys; and

•	constructing onshore and offshore production and support facilities.

The following table sets forth the number of wells we drilled, or in which we participated, and the results achieved, for the periods indicated.

EXPLORATORY AND DEVELOPMENT WELLS

		Brazil
		Offshore
Period		Campos Basin	Other	Onshore	International	Total
2004	Net Exploratory Wells Drilled	21	19	14	7	61
	Successful	16	9	4	2	31
	Unsuccessful	5	10	10	5	30
	Net Development Wells Drilled	25	2	208	235	470
	Successful	24	2	205	230	461
	Unsuccessful	1	0	3	5	9
2003	Net Exploratory Wells Drilled	21	10	7	4	42

	Successful	7	2	2	2	13
	Unsuccessful	14	8	5	2	29
	Net Development Wells Drilled	12	0	264	26	302

	Successful	12	0	256	26	294
	Unsuccessful	0	0	8	0	8
2002	Net Exploratory Wells Drilled	19	21	16	4	60

	Successful	4	2	5	3	14
	Unsuccessful	15	19	11	1	46
	Net Development Wells Drilled	20	10	247	7	284

	Successful	20	10	238	7	275
	Unsuccessful	0	0	9	0	9

The following table sets forth our total fleet of drilling rig units. We will use these owned and leased rigs to support our future exploration, production and development activities. Most of the offshore rigs are operated in the Campos Basin.

DRILLING UNITS

	2004		2003		2002
	Brazil	International	Brazil	International	Brazil	International
Land rigs for onshore exploration and development	19	28	15	10	16	4
Owned	13	0	13	0	12	0
Leased	6	28	2	10	4	4
Semi-submersible rigs	18	0	17	0	20	0
Owned	4	0	4	0	4	0
Leased	14	0	13	0	16	0
Drill ships	7	1	8	1	5	0
Owned	0	0	0	0	4	0
Leased	7	1	8	1	1	0
Jack-up rigs	6	0	6	0	5	0
Owned	6	0	5	0	5	0
Leased	0	0	1	0	0	0
Moduled rigs for offshore exploration and development	11	0	9	0	4	0
Owned	8	0	6	0	4	0
Leased	3	0	3	0	0	0
Total	61	29	55	11	50	4

Development Activities

The development stage occurs after the completion of exploration and appraisal and prior to hydrocarbon production, and involves the development of production facilities including platforms and pipelines. We have an active development program in existing fields and in the discovery and recovery of new reserve finds. Over the last five years, we have concentrated our development investments in the deepwater fields located in the Campos Basin, where most of our proved reserves are located. We develop our fields in stages of production, which we refer to as modules. As of December 31, 2004, we had a total of 7,958 oil and gas producing wells in Brazil, of which 7,307 were onshore and 651 were offshore.

Campos Basin Fields

Marlim. The Marlim field is located at water depths between 2,133 and 3,445 feet (650—1,050 meters). It is our largest field based on production. Average production of crude oil during 2004 was 482.6 Mbpd, or more than 53% of total production in the Campos Basin. We have developed the Marlim field in five modules. We currently have seven floating production systems with a total capacity of 690 Mbpd operating in the Marlim field. We have a total of 83 production wells and 46 injection wells, and expect to drill one well in 2005. Peak production of 586.3 Mboe was achieved in 2002.

Roncador. The Roncador field is located at water depths between 4,921 and 6,234 feet (1,500—1,900 meters). Average production of crude oil during 2004 was 92.2 Mbpd. The first module of the development of this field consisted of Platform P-36, which sank in March 2001, and which was producing 80 Mbpd prior to the accident. Since the loss of P-36, we have contracted a temporary Floating Production Storage and Offloading unit (FPSO Brazil) with a capacity of 90 Mbpd. First oil from this unit was attained on December 8, 2002. A total of eight wells, which were previously attached to P-36, have been attached to the new FPSO unit. A second platform (P-52) with a 180 Mbpd capacity is under construction. First oil from the unit is expected in 2007. A total of 20 production wells are planned in this module, including the nine, which were completed before the sinking of P-36. During 2004, we made a significant discovery of crude oil in the Roncador field.

The contracts for a third production unit, with production capacity of 190 Mbpd, were signed on June 17, 2004. The production unit consists of an FPSO (P-54), which is expected to begin production in 2007. A total of ten production wells and six injection wells are planned.

Marlim Sul (South Marlim). The Marlim Sul field is located at water depths between 2,789 and 7,874 feet (850—2,400 meters). Production of crude oil began on December 17, 2001. In 2004, the average production for Marlim Sul was 179.4 Mbpd. We plan to develop the Marlim Sul field in two modules. The first module includes a production system consisting of a semi-submersible platform (P-40) and an FPSO unit and has a total capacity of 255 Mbpd. 13 wells are currently producing through P-40, out of a total of 16 planned production wells and ten injection wells. Production from the Marlim Sul FPSO unit began on June 7, 2004 and is currently producing 40.5 Mboe per day.

The contracts for a second module, with a production capacity of 180 Mbpd, were signed on June 17, 2004. The production system consists of a semi-submersible unit (P-51), which is expected to begin production in 2008. A total of 14 production wells and ten injection wells are planned.

Barracuda and Caratinga. The Barracuda and Caratinga fields are located at water depths between 2,274 and 3,899 feet (700—1,200 meters). Oil production began in December 2004 through FPSO unit P-43, which was constructed in Singapore and moved to Brazil for completion and which was installed in the Barracuda field. Another FPSO unit, P-48, was converted in Brazil and started production in the Caratinga field in February 2005. Each FPSO unit has a capacity of 150 Mbpd. A total of 32 production wells and 22 injection wells are planned for the two fields.

Albacora Leste (East Albacora). Albacora Leste is located at water depths between 3,609 and 4,921 feet (1,100—1,500 meters). First oil is expected in the end of 2005. An FPSO unit (P-50) with a capacity of 180 Mbpd is currently being converted in Rio de Janeiro. A total of 16 wells and 14 injection wells are planned. We are the operator and Repsol-YPF is a partner with a 10% interest.

Other Planned Developments

Other developments include: (1) the Jubarte field, already producing through a pilot system, that consists of an FPSO unit (Seillean) with a capacity of 20 Mbpd that will, in phase I of the field development, be replaced by another FPSO (P-34) with 60 Mbpd capacity in the end of 2005, (2) the Frade field, which we are developing in partnership with Chevron Texaco and (3) the Marlim Leste field, that will have an FPSO unit (P-53) with a 180 Mbpd capacity, currently in the bidding phase. A contract to increase the production capacity of P-34 to 60 Mbpd was signed on June 17, 2004. During 2004, we made discoveries of crude oil in the Jubarte and Marlim Leste fields.

Some of these fields are being financed through project financings. See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Project Finance.”

Production Activities

Our domestic crude oil and natural gas production activities involve fields located on Brazil’s continental shelf off the coast of nine Brazilian states, of which the Campos Basin is the most important area, and onshore in eight Brazilian states. We are also producing crude oil and natural gas in eight other countries: Angola, Argentina, Bolivia, Colombia, Ecuador, Peru, the United States and Venezuela. See “—International.”

The following table sets forth our average daily crude oil and natural gas production, our average sales price and our average lifting costs for each of 2004, 2003 and 2002:

	For the Year Ended December 31,
	2004	2003(1)	2002
Crude Oil and NGL Production (in Mbpd)
Brazil (2)
Offshore
Campos Basin	1,204	1,252	1,217
Other	38	39	40

Total offshore	1,242	1,291	1,257
Onshore	251	248	243

Total Brazil	1,493	1,540	1,500
International	168	161	35

Total crude oil and NGL production	1,661	1,701	1,535

Crude Oil and NGL Average Sales Price (U.S. dollars per Bbl)
Brazil	$33.49	$27.01	$22.30
International	26.51	23.77	23.00
Natural Gas Production (in Mmcfpd)
Brazil(3)
Offshore
Campos Basin	645	657	690
Other	184	186	213

Total offshore	829	843	903
Onshore	762	657	609

Total Brazil	1,590	1,500	1,512

International	564	510	138

Total natural gas production	2,154	2,010	1,650

Natural Gas Average Sales Price (U.S. dollars per Mcf)
Brazil(4)	$1.93	$1.79	$1.22
International(5)	1.17	1.26	1.34
Aggregate Average Lifting Costs (oil and natural gas) (U.S. dollars per boe)
Brazil
With government take	$10.77	$8.62	7.04
Without government take	4.33	3.48	3.04
International(6)	2.60	2.46	2.08

(1)	International production figures for 2003 include PEPSA and PELSA as of January 1, 2003, although our interests were only acquired in May 2003.

(2)	Brazilian figures include production from shale oil reserves and natural gas liquids, which are not included in our proved reserves figures.

(3)	Brazilian figures include reinjected gas volumes, which are not included in our proved reserves figures.

(4)	Excludes (1) exploration and production overhead; (2) costs related to intra-company transfers of oil products to our exploration and production division; (3) costs of sales of oil products produced in natural plants overseen by our exploration and production department; and (4) price of oil and gas bought from partners in certain joint ventures.

(5)	Excludes (1) royalties; (2) special government participation; and (3) rental of areas.

(6)	Excludes Brazilian government take.

Average Brazilian production of crude oil and NGL for 2004 decreased 3.1% relative to 2003, reaching 1.5 million barrels per day, principally as a result of:

•	a delay to initiate production in platform P-43 in the Barracuda field;

•	a delay to initiate production in platform P-48 in the Caratinga field; and

•	a delay to initiate the operation of a production submarine in the East region of the Marimba field.

Reserves

Our estimated worldwide proved reserves of crude oil and natural gas as of December 31, 2004 totaled approximately 11.82 billion barrels of oil equivalent, including:

•	9.94 billion barrels of crude oil and NGLs; and

•	11,247.1 billion cubic feet of natural gas.

We calculate reserves based on forecasts of field production, which depend on a number of technical parameters, such as seismic interpretation, geological maps, well tests and economic data. All reserve estimates involve some degree of uncertainty. The uncertainty depends mainly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of this data. Therefore, the reliability of reserve estimates depends on factors that are beyond our control and many of such factors may prove to be incorrect over time.

As of December 31, 2004, our domestic proved developed crude oil reserves represented 44.7% of our total domestic proved developed and undeveloped crude oil reserves. Our domestic proved developed natural gas reserves represented 55.7% of our total domestic proved developed and undeveloped natural gas reserves. Total domestic proved hydrocarbon reserves on a barrel of oil equivalent basis increased at a compounded annual growth rate of 2.5% from the end of 1997 to 10.6 billion barrels of oil equivalent at the end of 2004. Natural gas as a percentage of total domestic proved hydrocarbon reserves increased 1.1% over the same period, representing an increase in volume from 5,782 billion cubic feet in 1997 to 7,954 billion cubic feet at the end of 2004, increasing at a compounded annual growth rate of 5.4% from the end of 1997 to 2004.

DeGolyer and MacNaughton, or D&M, reviewed and certified 91% of our domestic proved crude oil, condensate and natural gas reserve estimates as of December 31, 2004. The estimates for the certification were performed in accordance with Rule 4-10 of Regulation S-X of the SEC.

The following table sets forth our estimated net proved developed and undeveloped reserves and net proved developed reserves of crude oil and natural gas by region as of December 31, 2004, 2003 and 2002:

WORLDWIDE ESTIMATED NET PROVED RESERVES

	Brazil			International			Combined Global Proved Reserves
	Crude Oil	Natural Gas(1)	Combined(2)	Crude Oil	Natural Gas(1)	Combined(2)
	(MMbbl)	(Bcf)	(Mmboe)	(MMbbl)	(Bcf)	(Mmboe)	(Mmboe)
Net Proved Developed and Undeveloped Reserves:

Reserves as of December 31, 2002	8,833.2	7,327.8	10,054.5	121.7	2,145.0	479.2	10,533.7
Revisions of previous estimates	(682.1)	459.3	(605.6)	(10.8)	(294.8)	(59.9)	(665.5)
Extensions, discoveries and improved recovery	1,439.8	778.3	1,569.6	55.5	80.1	68.9	1,638.5
Purchase of reserves in place	0.0	0.0	0.0	602.8	1,346.9	827.3	827.3
Sales of reserves in place	0.0	0.0	0.0	(7.7)	(49.5)	(16.0)	(16.0)
Production for the year	(539.5)	(454.0)	(615.2)	(40.8)	(136.8)	(63.6)	(678.8)
Reserves as of December 31, 2003	9,051.4	8,111.4	10,403.3	720.7	3,090.9	1,235.9	11,639.2
Revisions of previous estimates	(414.9)	(262.1)	(458.6)	(18.8)	276.4	27.3	(431.3)
Extensions, discoveries and improved recovery	1,129.3	582.6	1,226.4	60.6	116.5	80.0	1,306.4
Sales of reserves in place	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Purchase of reserves in place	0.0	0.0	0.0	0.6	18.5	3.7	3.7
Production for the year	(522.4)	(477.6)	(602.0)	(61.1)	(209.5)	(96.0)	(698.0)
Reserves as of December 31, 2004	9,243.4	7,954.3	10,569.1	702.0	3,292.8	1,250.9	11,820.0

Net Proved Developed Reserves:
As of December 31, 2002	3,912.9	3,892.5	4,561.7	94.7	2,043.9	435.4	4,997.1
As of December 31, 2003	3,629.5	4,398.1	4,362.5	404.1	2,548.4	828.8	5,191.3
As of December 31, 2004	4,129.8	4,427.6	4,867.7	383.1	2,495.2	799.0	5,666.7

(1)	Natural gas liquids are extracted and recovered at natural gas processing plants downstream from the field. The volumes presented for natural gas reserves are prior to the extraction of natural gas liquids.

(2)	See “Conversion Table” for the ratios used to convert cubic feet of natural gas to barrels of crude oil equivalent. Production of shale oil and associated reserves are not included.

The following tables set forth our crude oil and natural gas proved reserves by region, as of December 31, 2004, 2003 and 2002:

CRUDE OIL NET PROVED RESERVES BY REGION

	As of December 31,
	2004		2003		2002
	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed
	(MMbbl)
Brazil
Offshore
Campos Basin	8,130.4	3,422.7	8,089.1	2,899.6	7,829.8	2,742.5
Other	335.4	106.1	159.8	111.7	162.7	498.5

Total offshore	8,465.8	3,528.8	8,248.9	3,011.3	7,992.5	3,241.0

Onshore	777.6	601.0	802.5	618.2	840.7	671.9

Total Brazil	9,243.4	4,129.8	9,051.4	3,629.5	8,833.2	3,912.9

International
Other South America(1)	678.4	367.0	703.9	387.6	99.5	72.8
West Coast of Africa	11.8	11.8	14.0	14.0	19.1	19.1
Gulf of Mexico	11.8	4.3	2.8	2.4	3.2	2.8
Total international	702.0	383.1	720.7	404.1	121.7	94.7

Total	9,945.4	4,512.9	9,772.1	4,033.6	8,955.0	4,007.6

(1)	Includes Argentina, Bolivia Colombia, Ecuador, Peru and Venezuela.

NATURAL GAS NET PROVED RESERVES BY REGION

	As of December 31,
	2004		2003		2002
	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed
	(Bcf)
Brazil
Offshore
Campos Basin	4,039.3	1,820.4	4,096.2	1,598.0	4,147.2	1,529.4
Other	1,337.5	854.0	1,291.2	959.5	1,372.8	880.5

Total offshore	5,376.8	2,674.4	5,387.4	2,557.5	5,520.0	2,409.9
Onshore	2,577.5	1,753.2	2,724.0	1,840.6	1,807.8	1,482.6

Total Brazil	7,954.3	4,427.6	8,111.4	4,398.1	7,327.8	3,892.5

International
Other South America(1)	3,162.2	2,456.2	3058.2	2,526.8	2,092.0	2,001.9
West Coast of Africa	0.0	0.0	0.0	0.0	0.0	0.0
Gulf of Mexico	130.6	39.0	32.7	21.6	53.0	42.0
Total international	3,292.8	2,495.2	3,090.9	2,548.4	2,145.0	2,043.9

Total	11,247.1	6,922.8	11,202.3	6,946.5	9,472.8	5,936.4

(1)	Includes Argentina, Bolivia, Colombia, Peru and Venezuela.

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

We own and operate 11 refineries in Brazil, with a total processing capacity of 1.99 million barrels per day. There are only two other competing refineries in Brazil, which have an aggregate installed capacity of approximately 0.03 million barrels per day. Our domestic refining capacity constitutes 98.6% of the Brazilian refining capacity. We built nine of our 11 refineries prior to 1972, and we completed the last refinery (Henrique Lage) in 1980. At that time, we were only producing 200 Mbpd of crude oil in Brazil. Our refineries were built to process light imported crude oil. Subsequent to their completion, we discovered larger reserves of heavier crude oil in Brazil. As a result, we are continually upgrading and improving our refineries to process a heavier crude slate.

We process as much of our domestically produced crude oil as possible through our refineries, and supply the remaining demand within Brazil by importing crude oil (which we also process in our refineries) and oil products. As our own domestic production increases and refinery upgrades enable us to process more throughput in the next few years, we expect to import proportionately less crude oil and oil products. Until January of 2002, we were the sole supplier of oil products to the Brazilian market. Now that the market is deregulated and we are no longer the sole supplier of oil products to the Brazilian market, we intend to reevaluate our import strategy and may reduce imports to the extent such reductions improve our profitability. We also export, to the extent our production of oil products exceeds Brazilian demand or our refineries are unable to process our growing domestic crude oil production.

We transport oil products and crude oil to domestic wholesale and export markets through a coordinated network of marketing centers, storage facilities, pipelines and shipping vessels. As the single supplier for almost fifty years of a country that ranks as the 12th largest oil consuming nation in the world, according to the June 2004 issue of Statistical Review of the World, we have developed a large and complex infrastructure. Our refineries are generally located near Brazil’s population and industrial centers and near our production areas, which we believe creates logistical efficiencies in our operations.

In accordance with the requirements of the Oil Law, we have placed our shipping assets into a separate subsidiary, Petrobras Transporte S.A., or Transpetro. This subsidiary leases storage and pipeline facilities and provides open access to these assets to all market participants. Our petrochemicals business is now also included in the refining, transportation and marketing segment.

Our main strategies in refining and transportation are to:

•	continue upgrading our refineries to process our heavier domestic crude oil production while better meeting the current demands of the Brazilian market;

•	improve quality to meet stricter environmental standards;

•	continue to grow and modernize our transportation infrastructure, including the renewal of our shipping fleet;

•	diversify the business portfolio, which will focus on petrochemicals, logistics and commercial operations of new energy products, and take benefit of the synergies with downstream assets and capabilities; and

•	improve efficiency throughout the logistical chain to the client, emphasizing operational excellence (competitive costs, quality and reliability of delivery) and risk management.

Our refining, transportation and marketing results are reflected in the “Supply” segment in our audited consolidated financial statements.

Refining

On December 31, 2004, we had a total refining installed capacity of approximately 2.1 million barrels per day, which, according to Petroleum Intelligence Weekly, made us the 8th largest refiner of oil products in the world among publicly traded companies in 2004. Worldwide, we processed an average of 1.8 million barrels of oil per day in 2004, which represents a utilization rate of 85% for the year, calculated on total capacity. This compares with an 81% average utilization rate in 2003 and an 83% average utilization rate in 2002.

Our domestic production in 2004 supplied approximately 76% of the crude oil feedstock for our refinery operations in Brazil, as compared to 80% in 2003 and 79% in 2002. We expect an increasing percentage of our crude oil feedstock to be supplied by our relatively lower cost domestic production, as our overall domestic production increases. Because our domestic refining capacity constitutes 98.6% of the Brazilian refining capacity, we supply almost all of the refined product needs of third-party wholesalers, exporters and petrochemical companies, in addition to satisfying our internal consumption requirements with respect to wholesale marketing operations and petrochemical feedstock.

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

Refinery Production and Capacity

For 2004, we processed, in Brazil, 623 million barrels of crude oil or 1.7 million barrels per day. Our average refining costs (consisting of variable costs and excluding depreciation and amortization) in Brazil were U.S. $1.36 per barrel in 2004, U.S.$1.17 per barrel in 2003 and U.S.$0.91 per barrel in 2002. Our production in Brazil supplied approximately 76% of this crude oil. Due to the heavier crude characteristic of many Brazilian fields, we have invested in equipment and machinery that allows us to convert heavy crude oil to lighter products. The majority of our heavy crude conversion capacity is located in our largest refineries located near our heavy crude oil reserves in the Campos Basin: Landulpho Alves, Duque de Caxias, Paulínia, Presidente Bernardes, Gabriel Passos and Henrique Lage.

The following table describes the installed capacity, refining throughput and utilization of our refineries for each of 2004, 2003 and 2002:

REFINING STATISTICS

Refineries	2004			2003			2002
	Capacity (Mbpd)	Throughput(1) (Mbpd)	Utilization(2) (%)	Capacity (Mbpd)	Throughput(1) (Mbpd)	Utilization(2) (%)	Capacity (Mbpd)	Throughput(1) (Mbpd)	Utilization(2) (%)
Paulínia	365	351	96%	365	297	81%	352	329	93%
Landulpho Alves	323	237	73	323	200	62	306	213	70
Duque de Caxias	242	230	95	242	214	88	242	204	84
Henrique Lage	251	236	94	251	219	87	226	198	88
Alberto Pasqualini(3)	189	103	54	189	105	56	189	106	56
Pres. Getúlio Vargas(4)	189	165	87	189	191	101	189	192	101
Pres. Bernardes	170	154	91	170	164	96	170	154	90
Gabriel Passos	151	132	87	151	129	85	151	128	85
Manaus	46	45	98	46	44	96	46	45	98
Capuava	53	46	87	53	44	83	53	44	83
Fortaleza	6	5	83	6	5	83	6	6	100
Total Brazilian	1,985	1,703	86	1,985	1,612	81	1,930	1,619	84

Gualberto Villarroel(5)	40	22	55	40	18	45	40	18	45
Ricardo Eliçabe(6)	31	30	98	31	30	97	31	29	94
Guillermo Elder Bell(5)	20	16	80	20	15	75	20	14	70
San Lorenzo (7)	38	33	89	38	33	87	—	—	—
Del Norte (8)	—	—	—	—	—	—	—	—	—
Total International	129	101	78	129	96	74	91	61	67

Total	2,114	1,804	85%	2,114	1,708	81%	2,021	1,680	83%

(1)	Throughput does not include residue reprocessed.

(2)	Utilization was calculated based on crude oil and NGL only.

(3)	We do not own 100% of this refinery.

(4)	Because of improvements to this refinery its output can now slightly exceed the nameplate capacity originally registered with and acknowledged by the National Petroleum Agency in Brazil.

(5)	Located in Bolivia.

(6)	Located in Argentina.

(7)	Located in Argentina. We acquired this refinery through our acquisition of Petrobras Energia, formerly Perez Companc.

(8)	Located in Argentina. Del Norte statistics are not included since we own just 28.5% of that refinery.

We operate our refineries, to the extent possible, to satisfy Brazilian demand. Brazil demands a proportionally high amount of diesel, relative to gasoline, both of which together represent more than half of our production. Because we operate our refineries to maximize the output of diesel fuel for which demand in Brazil is greater than our internal production, we produce volumes of gasoline and fuel oil in excess of Brazilian demand and such excess must be exported.

Brazil’s demand for oil products has been relatively constant for the last three years, but we continue to increase our refinery throughput, thereby reducing the amount of products we must import to satisfy demand. We have also increased our exports of refined products. The following table sets forth our domestic production volume for our principal oil products for each of 2004, 2003 and 2002:

DOMESTIC PRODUCTION VOLUME OF OIL PRODUCTS

	2004	%	2003	%	2002	%
	(Mbpd)		(Mbpd)		(Mbpd)
Product
Diesel	657.0	38.7%	623.4	38.0%	596.7	36.4%
Gasoline	292.8	17.3	290.9	17.8	311.1	19.0
Fuel oil	279.9	16.5	266.4	16.2	278.3	17.0
Naphtha and jet fuel	220.2	13.0	219.6	13.4	213.3	12.9
Other	245.7	14.5	238.6	14.6	241.4	14.7

Total	1695.6	100.0%	1,638.9	100.0%	1,640.8	100.0%

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

Refinery	Objective
Alberto Pasqualini (REFAP)	Expansion and modernization of refinery, including the installation of a coking unit, residue fluid cat. craking unit, and upgrade gasoline and diesel quality.

Presidente Getúlio Vargas Refinery (REPAR)	Conversion, modernization and expansion of existing refinery and units to upgrade the quality of diesel and gasoline.

Henrique Lage (REVAP)	Installation of coking unit and units to upgrade the quality of diesel and gasoline.

Paulínia Refinery (REPLAN)	Upgrade the quality of diesel and gasoline.

Landulpho Alves (RLAM)	Conversion, modernization and expansion of existing refinery and units to upgrade the quality of diesel and gasoline.

Duque de Caxias Refinery (REDUC)	Expansion of existing refinery, installation of a coking unit and units to upgrade the quality of diesel and gasoline.

Gabriel Passos Refinery (REGAP)	Expansion of the coking unit and upgrade the quality of diesel and gasoline.

Presidente Bernardes Refinery (RPBC)	Upgrade the quality of gasoline.

Capuava Refinery (RECAP)	Upgrade the quality of diesel and gasoline.

Imports

During 2004 we continued to import crude oil and oil products because our own production is not sufficient to satisfy Brazilian demand. In addition, because the bulk of our domestic reserves consist of heavy crude oil, we need to import lighter crude oils to create an adequate mix of oils to satisfy Brazilian demand and to permit refining by our refineries.

Imported crude oil is transferred into our refineries for storage and processing, with a small percentage being sold to the other two Brazilian refiners. Imported oil products are sold to the retail market in Brazil through distributors, including our subsidiary BR.

The average daily volume of our imports of crude oil has increased to 450,000 barrels per day in 2004, as compared to 319,000 barrels per day in 2003 because Brazilian demand for oil products increased in 2004 and, although we refined more domestic crude oil in 2004 as compared to 2003, it was not sufficient to meet the increased Brazilian demand. We opted to import more crude oil instead of oil products to meet the increased demand for oil products in Brazil in 2004. The average daily volume of imports of crude oil decreased from 326,000 barrels per day in 2002 to 319,000 in 2003. The following table sets forth the percentage of crude oil that we imported during each of 2004, 2003 and 2002 by region.

IMPORTS OF CRUDE OIL BY REGION

	2004	2003	2002
			Volume (%)
Region
Africa	73.4%	63.7%	57.3%
Middle East	24.2	30.9	29.7
Central and South America/Caribbean	2.4	3.1	10.4
Oceania	0.0	0.9	0.0
Europe	0.0	1.4	2.6

Total	100.0%	100.0%	100.0%

In 2004, our total costs of imports of crude oil from all these regions was U.S.$5,191 million, as compared to U.S.$3,541 million in 2003 and U.S.$3,162 million in 2002.

We purchased approximately 17.7% of our 2004 crude oil imports and 23.4% of our 2003 crude oil imports pursuant to one-year term contracts, which are considered to be long-term contracts within the industry standard practice. During 2004 we had one long-term contract providing for the supply of crude oil to us in Brazil with suppliers from Saudi Arabia. This contract was renewed under the same terms and will expire on January 31, 2006. We are also a significant buyer of crude oil and oil products from suppliers in the international spot market.

The volume of imports of oil products also decreased to 109,981 barrels per day in 2004, as compared to 121,827 barrels per day in 2003 and 215,121 barrels per day in 2002, primarily as a result of the increase in the domestic refinery production. The following table sets forth the volume of oil products that we imported during each of 2004, 2003 and 2002:

IMPORTS OF OIL PRODUCTS

	2004	2003	2002
	Volume (Mbbl)
Oil Product
LPG	11,537.2	12,033.7	20,554.4
Distillates(1)	16,878.7	23,182.6	43,998.8
Naphtha	7,230.5	5,025.9	5,855.9
Others(2)	4,486.7	4,224.6	8,110.2

Total	40,133.2	44,466.7	78,519.3

(1)	Includes gasoline, diesel fuel and some intermediate fractions.

(2)	Includes Algerian NGLs, fuel oil, Ethanol, Methanol and others.

In 2004, our total costs of oil product imports, measured on a cost-insurance-and-freight basis, was U.S.$1,721 million, as compared to U.S.$1,542 million in 2003 and U.S.$2,086 million in 2002. For a discussion of import purchase volumes and prices, see Item 5. “Operating and Financial Review and Prospects—Sales Volumes and Prices—Import Purchase Volumes and Prices.”

Exports

We also export that portion of oil products processed by our refineries that exceed Brazilian demand. In addition, we export domestic crude oil that we are unable to process in our refineries because of limited conversion capacity. Our total exports decreased to 186,221 Mbbl in 2004 from 192,545 Mbbl in 2003 as a result of the increase in Brazilian demand for oil products. The following table sets forth the volumes of oil products we exported during each of 2004, 2003 and 2002:

EXPORTS OF OIL AND OIL PRODUCTS(1)

	2004	2003	2002
	(Mbbl)
Crude oil	66,319	84,899	85,123
Fuel oil (including bunker fuel)	107,104	85,740	89,350
Gasoline	11,510	13,656	17,337
Other	1,288	8,250	10,192

Total	186,221	192,545	202,003

(1)	The figure includes sales made by PIFCo to unaffiliated third parties, including sales of oil and oil products purchased internationally.

The total value of our crude oil and oil products exports, measured on a free-on-board basis, was U.S.$5,923 million in 2004, U.S.$5,335 million in 2003 and U.S.$4,760 million in 2002.

Transportation

The Oil Law requires that a separate company operate and manage the transportation network for crude oil, oil products and natural gas in Brazil, so we created a wholly-owned subsidiary, Transpetro, in 1998 to build and manage our vessels, pipelines and maritime terminals and handle various other transportation activities. In May 2000, Transpetro also took over the operation of our transportation network and our storage terminals to comply with the requirements of the Oil Law. As of October 1, 2001, with the approval from the ANP, these pipelines and terminals were leased to Transpetro, which started to offer its transportation services to us and third parties. As the owner of the facilities leased to Transpetro, we retain the right of preference for its shipments, based on the historical level of transportation assessed for each pipeline, formally assigned by the ANP. The excess capacity is offered to third parties on a non-discriminatory basis and under equal terms and conditions.

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

Pipelines and Terminals

We own, operate and maintain an extensive network of crude oil and natural gas pipelines connecting our terminals to our refineries and other points of primary distribution throughout Brazil. At December 31, 2004, our onshore and offshore crude oil and oil products pipelines aggregated 6,449 miles or 10,377 kilometers in length, our natural gas pipelines aggregated approximately 6,192 miles or 9,963 kilometers in length - including the Brazilian side (1,612 miles or 2,593 kilometers) of the Bolivia-Brazil pipeline, and our flexible pipelines aggregated 1,523 miles or 2,451 kilometers in length.

NATURAL GAS PIPELINES IN BRAZIL

CRUDE OIL AND OIL PRODUCTS PIPELINES IN BRAZIL

In March 2005, we signed all of the financing documents for the PDET project originally designed to enhance our crude oil transportation system extending from our most productive fields, located in the Campos Basin, to our refineries located in the Southeast region of Brazil.

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

Under the revised project, the original offshore fixed platform (PRA-1) will be connected to five offshore production platforms through pipelines and will transfer the crude oil to a floating, storage and offloading platform (FSO) and two monobuoys, which will in turn facilitate the transfer of the crude oil to shuttle tankers or the export of the crude oil to other countries. The shuttle tankers will transport the oil to the Southeast terminals where it will be pumped to existing onshore pipelines connected to refineries in Rio de Janeiro, Minas Gerais and São Paulo. The PDET project will cost approximately U.S.$760 million and is expected to start its commercial operation in the first quarter of 2007. This project will permit the increase the flow of oil produced in the Campos Basin by up to 630,000 barrels per day.

Transpetro also operates 43 storage terminals with aggregate capacity of 63.3 million barrels of oil equivalent. At December 31, 2004, tankage capacity at these terminals consisted of 34.1 million barrels of crude oil, 26.7 million barrels of oil products and fuel alcohol and 2.5 million barrels of LPG.

Transpetro is currently evaluating alternatives to improve the efficiency of its transportation system, including evaluating improvements to the monitoring and control of the crude oil and natural gas and oil products pipeline network through the gradual implementation of a supervisory control and data acquisition system, which, when completed, will monitor the pipelines and storage facilities located throughout the country. Transpetro implemented the first phase of the project and inaugurated a centralized control and operating center in June 2002, in its headquarters in Rio de Janeiro. Currently, there are a national back-up master station and two regional master stations connected through satellite communication. Tank-farms and pump stations are equipped with mini stations connected to the regional master stations. Transpetro’s goal is to be able to operate all of its domestic pipelines remotely, initially via the regional stations, and ultimately via the centralized control and operating center located in its headquarters in Rio de Janeiro. In 2004, the centralized control and operating center began to operate a new oil pipeline (OCAB) from Barra do Furado to Cabiúnas, and a new gas pipeline (GASEB) from Sergipe to Bahia. We will continue to develop this project. In addition, Transpetro has been investing in the development of a pipeline integrity program (Programa de Integridade de Dutos) to ensure the integrity and safety of its pipelines operations.

Shipping

At December 31, 2004, our fleet consisted of the following 52 vessels (46 owned and 6 bareboat chartered), 32 of which are single hulled and 20 of which are double hulled, with aggregate deadweight tonnage of 2.51 million:

OWNED/BAREBOAT CHARTERED VESSELS

	Number	Capacity
		(deadweight tonnage in thousands)
Type of Vessel
Tankers	44	2,443.4
Liquefied petroleum gas tankers	6	40.2
AHTS Anchor Handling Tug Supply	1	2.2
FSO Floating, Storage and Offloading	1	28.9
Total	52	2,514.7

These vessels are currently operated by Transpetro and their activities are mainly concentrated in the Brazilian coastline, South America (Venezuela and Argentina), Mediterranean Sea, Caribbean Sea, Gulf of Mexico, West Africa and the Persian Gulf. The single-hulled ships only operate in areas where environmental legislation permits, including Brazil, Venezuela, Argentina and the West Coast of Africa. The double-hulled ships operate in other international locations in accordance with applicable laws. Our shipping operations support the transportation of crude oil from offshore production systems, our import and export of crude oil and oil products and our coastal trade. Our Strategic Plan calls for an investment of U.S.$1.2 billion from 2004 to 2010 to renew our fleet, by adding 53 additional vessels by 2015. The table below sets forth the types of products and quantities of such products we transported during each of the years indicated.

PRODUCTS AND QUANTITIES TRANSPORTED

	2004	2003	2002
	(millions of tons)
Product
Crude oil	88.4	96.6	93.2
Oil Products	34.0	28.1	30.1
Fuel Alcohol	—	—	—

Total	122.4	124.7	123.3

Percentage transported by our owned/bareboat chartered fleet	45.1%	45.3%	45.1%
Coastal transport as a percentage of total tonnage	61.1%	64.2%	65.6%

The average monthly-chartered tonnage in 2004 amounted to 4.6 million deadweight tons, as compared to 4.0 million deadweight tons in 2003 and 3.9 million deadweight tons in 2002. The chartered tonnage is continuously adjusted to our needs for overall market supply cost reduction. Our aggregate annual cost for vessel charters was U.S.$701 million in 2004, U.S.$537 million in 2003 and U.S.$431 million in 2002.

Petrochemicals

We conduct our petrochemical activities through our subsidiary, Petrobras Química S.A., or Petroquisa, with the exception of naphtha sales. Petroquisa is a holding company that holds interests in eight operational petrochemical companies involved in the production and sale of basic petrochemical products, derivative petrochemical products and utilities. At December 31, 2004, our ownership percentage of the total capital of these investees ranged from 8.45% to 85.04% and our ownership percentage of the voting capital of these investees ranged from 10.02% to 70.45%. The total book value of these investments was U.S.$918 million on December 31, 2004. Most of such interests are minority voting interests. In 2004, Petroquisa increased its participation in one of its investees, Petroquímica Triunfo, from 45.22% to 70.45% of its voting capital and from 59.92% to 85.04% of its total capital, through an acquisition from Dow Chemical for U.S.$ 32.5 million.

The basic supply feedstock used in Brazil’s petrochemical industry is naphtha, an oil based product. Until 2001, we were the sole supplier of naphtha to Brazil’s petrochemical industry. Following deregulation of the product in 2002, the petrochemical industry began importing naphtha directly. In 2004, the industry imported approximately 33% of its naphtha needs, and we supply the remainder from our refining operations.

Our petrochemicals business, based on the equity in results of affiliate companies, accounted for U.S.$13 million in 2004. We currently expect to maintain a presence in the petrochemicals industry principally by participating in projects integrated with our refineries. We expect that our selective investments in petrochemicals will solidify our involvement in the entire value chain, integrating refining and basic and derivative products. Although we have divested certain interests in the petrochemical segment in the past, we plan to increase the current level of our investments, as part of our downstream strategy.

In line with our strategy of stimulating demand for natural gas products, we also continue to invest in Rio Polímeros S.A., which is located next to our Duque de Caxias refinery (REDUC). In addition to Petroquisa, the three other investors are BNDESPAR and two leading private Brazilian petrochemical companies, Suzano and Unipar. Petroquisa holds a 16.7% interest of the voting and preferred capital in Rio Polímeros. Of the approximately U.S.$1.08 billion budgeted construction cost, 60% is being provided by long-term loans from, or guaranteed by, U.S. Ex-Im Bank, BNDES (the Brazilian Federal Development Bank) and SACE (the Italian Export Credit Agency), and 40% is funded by equity investments, of which our portion is approximately U.S.$72 million. At December 31, 2004, we had spent approximately U.S.$66 million of this total. We expect Rio Polímeros to be operational by mid-2005 with nominal capacity plant of 540,000 tons per year of polyethylene and 79,000 tons per year of propylene. The polyethylene and propylene will be produced from ethane and propane extracted from natural gas originated in the Campos Basin.

According to our 2004-2010 Strategic Plan, we intend to spend approximately U.S.$1.1 billion in capital expenditures in our petrochemicals operation from 2004 to 2010. Such investment will be aimed at increasing production of our basic petrochemicals, including polyolefins (polyethylene and polypropylene), acrylic acid and terephtalic acid. These projects will be carried out in conjunction with other partners. Additionally, the preliminary technical and economic feasibility studies carried out by Petrobras identified the construction of a basic petrochemical complex as an important opportunity. This complex would integrate refinery units and petrochemical facilities to produce petrochemical raw materials like ethylene, propylene, aromatics and its petrochemical derivatives, like polyethylene and polypropylene, in order to supply the growing demand for such products in the Brazilian market. This opportunity is now under study.

In April 2005, we sold our interest in Companhia Alagoas Industrial – CINAL for US$2.9 million, as its output was not related to our core business.

On April 29, 2005, Odebrecht, Norquisa and ODBPAR (the Odebrecht Group) and Petroquisa entered into a second amendment of the memorandum of understanding, which granted an option to Petroquisa to acquire an amount of Braskem voting shares sufficient to increase its existing participation in Braskem to up to 30% of Braskem voting share capital (which we refer to as “Option Shares”). Petroquisa must do so by December 31, 2005, through the contribution of its ownership interest in companies located in the Triunfo Petrochemical Complex and in other companies considered strategic by Braskem (which we refer to as “Assets”). If the value of the Assets is insufficient for Petroquisa to obtain the desired level of ownership, Odebrecht Group will sell the remaining Option Shares. On the other hand, if the value of the Assets would permit Petroquisa to increase its participation in Braskem to more than 30% of Braskem voting shares, Petroquisa will be limited to 30% and will use the additional Assets to acquire class “A” preferred shares. Petroquisa must inform the other parties to the agreement what assets it intends to contribute by September 29, 2005. Odebrecht Group has the right to terminate the option if it determines that Petroquisa has not included in the Assets its ownership interests in companies that Odebrecht Group considers essential in the Triunfo Petrochemical Complex.

The valuation process of the Assets in order to allow for the possible exercise of the option will begin by October 14, 2005. The Option Shares will be valued using the discounted cash flow method, without giving effect to any control premium. The Second Amendment eliminates the restriction on Petroquisa from owning interests in other petrochemical companies or projects following its exercise of the option. Simultaneously with the exercise of the option, the parties have agreed to enter into a shareholders’ agreement in respect of their ownership interests in Braskem.

Distribution

Summary and Strategy

Through BR, we distribute oil products, fuel alcohol and natural gas to retail, commercial and industrial customers throughout Brazil. Our retail customers in Brazil include Shell Brasileira de Petróleo S.A., Esso Brasileira de Petróleo S.A., Companhia de Petróleo Ipiranga S.A. and Texaco do Brasil S.A. Our operations are supported by tankage capacity of approximately 8.0 million boe, at 115 storage facilities and 102 aviation product depots at airports throughout Brazil.

Our main strategies in distribution and marketing are to:

•	achieve a leadership position in all market segments where BR operates, focusing on innovation, integration of our profitable service stations network, and providing effective energy solutions for BR’s customers;

•	establish BR as the model of logistical and operational efficiency within the fuel distribution segment, while abiding by international health, safety, environmental and social responsibility guidelines; and

•	position “BR” as the top brand in the eyes of customers by providing a recognizable national network of quality service providers.

On August 9, 2004, BR acquired Agip do Brasil S.A. from its parent company ENI B.V. for approximately U.S.$511 million. Agip do Brasil S.A. is a liquefied petroleum gas (LPG), fuel and lubricant distributor operating in Brazil under the Liquigás, Novogás and Tropigás brands for LPG distribution and the Agip, Companhia São Paulo de Petróleo and Ipê brands for fuel distribution. This acquisition should enable us to increase BR’s share of the LPG distribution market as well as consolidate its presence in the automotive fuel distribution market in certain regions of the country. On January 1, 2005, we changed the name of Agip do Brasil to Liquigás Distribuidora S.A. Liquigás will be responsible for our LPG segment, which will also include LPG’s commercialization in bulk. Agip’s fuel and lubricant distribution business will be operated by BR.

In 2004, we sold 175.1 million barrels of oil products to wholesale customers, with gasoline and diesel fuel representing approximately 85.4% of these sales. Of our total sales in 2004, 145.1 million barrels of oil products were supplied to BR for retail marketing. The following table sets forth our oil product sales to wholesale customers and retail distributors for each of 2004, 2003 and 2002:

OIL PRODUCT SALES

	2004	2003	2002
	(MMbbl)
Product
Diesel	224.9	208.3	218.0
Gasoline	104.8	101.8	110.2
Fuel oil	106.1	98.5	77.5
Naphtha and jet fuel	81.5	76.6	80.9
Other	129.1	283.2	311.6

Total	646.4	768.4	798.2

Customer
Wholesalers
Diesel	106.6	100.2	110.6
Gasoline	42.9	41.0	46.6
Other	25.6	26.0	32.4

Total wholesalers	175.1	167.2	189.6

Retail distributors
BR	145.1	133.6	158.0
Third parties	326.2	467.6	450.6
Total retail distributors	471.3	601.2	608.6

Total customers	646.4	768.4	798.2

Retail

As of December 31, 2004, our sales network in Brazil included 6,785 active and non-active retail service stations compared to 7,000 as of December 31, 2003, and comprised approximately 24% of the total number of service stations in Brazil, all under the brand name “BR.” Over 63% of these BR stations are located in the South and Southeast regions of Brazil, where over 59% of Brazil’s total population of 170 million reside. Of these 6,785 service stations, 5,047 were active stations and BR owned 631. As required under Brazilian law, BR subcontracts the operation of all its service stations to third parties. The other 6,154 service stations were owned and operated by dealers, who use the BR brand name under license with BR facilities as their exclusive suppliers. BR provides technical support, training and advertising for its network of service stations.

In 2004, 245 of our service stations also sold vehicular natural gas, compared to 204 in 2003 and 170 in 2002. The sales from these stations consisted of 15,005 million cubic feet (425 million cubic meters) in 2004, representing 27% of Brazilian market share, 14,554 million cubic feet (412 million cubic meters) in 2003, representing 31.2% of Brazilian market share and 13,245 million cubic feet (375 million cubic meters) in 2002, representing 60.6% of Brazilian market share.

The table below sets forth market share (based on volume) for retail sales of different products in Brazil for each of 2004, 2003 and 2002:

DISTRIBUTION MARKET SHARE

	2004	2003	2002
Fuel oil	64.4%	65.2%	67.4%
Diesel	29.6	26.7	27.1
Gasoline	23.3	21.9	23.8
Fuel alcohol	31.2	33.3	30.5

Total	32.8%	31.5%	32.9%

Source: Petrobras - based on figures provided by Sindicato dos Distribuidores de Combustíveis-Sindicom

Prices to retailers have generally tended to remain consistent between competing distributors, particularly due to the low margin usually provided. Therefore, competition among distributors continues to be primarily based on product quality, service and image.

During 2004, approximately 24.6% of the retail sales at service stations in Brazil were through BR-owned or franchised entities. We believe that our market share position has remained strong over the past several years due to the strong brand name recognition of BR, the remodeling of our service stations and the addition of lubrication centers and convenience stores.

In 1996, BR created the “De olho no Combustível” program (the “Eye on the Fuel” program), which is designed to ensure that the fuels sold to end consumers at our service station networks are identical in content to the fuels originating from our refineries. We have already certified 3,896 service stations under this program.

The market for gasoline and diesel fuel in Brazil is highly competitive and we expect that prices will be subject to continuing pressure. Accordingly, we intend to build upon the strong brand image that we have established in Brazil to enhance profitability and customer loyalty. We plan to take the following actions through 2010:

•	selectively expand our service stations network, reinforcing the Petrobras image;

•	increase the use of client loyalty programs and new technologies; and

•	reduce operating and administrative costs and provide services, such as financial services and controls, through investments in advanced telecommunications and data processing technology.

We participate in the retail sector in Argentina, where we currently own 727 retail service stations that operate under the brand names Petrobras (330 stations), Eg3 (337 stations) and San Lorenzo (60 stations). We also have a participation in the retail sector in Bolivia with 103 retail service stations.

Commercial and Industrial

We distribute oil products to commercial and industrial customers through BR. Our major customers are aviation, transportation and utility companies and government entities, all of which generate relatively stable demand. We have a market share in the commercial and industrial distribution segment in excess of 32.8%, which has remained relatively constant over the past several years.

Set forth below are commercial and industrial sales statistics for each of 2004, 2003 and 2002:

COMMERCIAL AND INDUSTRIAL SALES BY PRODUCT

	For the Year Ended December 31,
	2004	2003	2002
	(Mboe)
Fuel oil	24,716	26,368	32,642
Diesel	75,799	65,183	67,374
Gasoline	32,146	28,710	30,688
Jet fuels	15,949	14,343	14,397
Fuel alcohol	4,147	3,286	3,522
Lubricants	1,459	1,256	1,397
Others	17,259	19,492	20,586

Total	171,475	158,638	170,606

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

The natural gas market in Brazil has been growing steadily. In 2004, we estimate that natural gas consumption represented approximately 7.5% of Brazil’s primary energy consumption, as compared to 6.5-7.0% in 2003 and 5.5-6.0% in 2002. The Brazilian government has estimated that natural gas will represent 12% of primary energy consumption by 2010. We expect that a portion of this growth will come from increased industrial demand as well as from the Brazilian government’s environmental policies encouraging the replacement of traditional industrial fuels with cleaner energy sources. The development of natural gas-fired thermoelectric plants in Brazil will also aid growth in the natural gas market. During the last three years, we estimate that industrial consumption of natural gas has grown by 75% while vehicular consumption has grown by approximately 70%.

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

Natural Gas

Pipelines

Our main pipeline investment has been the development and construction of the Bolivia-Brazil natural gas pipeline, which has a total capacity of 1,060 MMscfd (30 MMcmd). The pipeline is 1,969 miles (3,150 kilometers) in length, representing 40% of the existing Brazilian onshore gas pipelines, and running from Rio Grande in Bolivia to Porto Alegre in Southern Brazil. The Bolivia-Brazil pipeline connects to our domestic pipeline system that transports natural gas from the Campos and Santos Basins. We are a significant investor in the Bolivia-Brazil natural gas pipeline, holding an 11% interest in GTB—Gas TransBoliviano S.A., or GTB, the corporate entity owning the Bolivian portion of the pipeline, and a 51% interest in TBG—Transportadora Brasileira do Gasoduto Bolívia-Brasil S.A., or TBG, the corporate entity owning the Brazilian portion of the pipeline. This pipeline is currently in operation and it supplies gas to some of our power and petrochemical plants, including the Uruguaiana Power Plant and the Triunfo Petrochemical Plant.

Our investment in the Bolivia-Brazil gas pipeline was the result of a 1996 gas supply agreement, or the GSA, for the purchase of natural gas between the Bolivian state oil company, Yacimientos Petrolíferos Fiscales Bolivianos –YPFB, and us. The GSA requires us to purchase from YPFB minimum specified quantities of natural gas transported through the pipeline over a 20-year term.

We are also investing in other major domestic natural gas projects: Cabiúnas, the Southeast and the Northeast Gas Pipeline networks, Urucu – Manaus Gas Pipeline and the Southeast – Northeast Gas Pipeline (GASENE).

The Cabiúnas project comprises transportation and processing facilities of natural gas from the offshore oil fields in the Campos Basin to the State of Rio de Janeiro, and includes the construction of an undersea facility for storage of natural gas during declines in consumption. We expect this project to be operational by the second semester of 2005 and to increase transportation capacity from the current 290 million cubic feet (8.2 million cubic meters) per day to a total of 476 million cubic feet (13.5 million cubic meters) per day of associated gas while reducing the volumes of natural gas currently flared on offshore platforms and alleviating existing constraints on oil production from these platforms. In 2004, the average daily volume of natural gas flared on the offshore platforms of the Campos Basin was 88 million cubic feet (2.5 million cubic meters).

We are currently developing the Southeast and the Northeast Gas Pipeline Networks (Malha Sudeste and Malha Nordeste) jointly with private capital investors (the Malhas Project). These projects will create additional transportation capacity by expanding the existing natural gas infrastructure and delivering natural gas to markets in the Northeast and Southeast regions of Brazil. These projects include the construction of an approximately 890-mile (1,423 kilometers) pipeline network, which is expected to start operations in 2007, at a total cost of approximately U.S.$1,000 million. We are currently negotiating with private capital investors an additional investment of U.S.$900 million for this gas pipeline network.

We are negotiating a long-term financing for a project to deliver natural gas to the states of Amazonas in Northern Brazil (Urucu – Manaus Gas Pipeline). Another long term financing is being negotiated for the Southeast-Northeast Gas Pipeline (GASENE). This pipeline, with a length of 1,280 kilometers, will connect the Southeast and Northeast gas pipeline networks allowing the interconnection of the Brazilian natural gas network system (Rede Básica de Transporte de Gás Natural). This pipeline will link more gas supply sources to demand and increase the existing gas pipeline network’s overall reliability.

Local Distribution Companies

We sell natural gas in Brazil to local gas distribution companies, as under Brazilian law, each state has the monopoly right to distribute gas within a certain region. Most states established companies to act as local gas distributors and sold minority interests in them. We have invested actively in local gas distribution companies, and we currently have minority interests in 19 natural gas distribution companies from a total of 26 existing companies. Of the 19 companies in which we have minority interests, 14 are currently in operation. These companies have an aggregate pipeline extension of 1,800 miles (2,900 kilometers). In 2004, these gas distribution companies sold an average of 585.7 million cubic feet of natural gas per day (16.4 million cubic meters) and generated total net operating revenues of R$2.6 billion (U.S.$0.9 billion), as compared to R$2.4 billion (U.S.$0.8 billion) in 2003. We invested in gas distribution companies through BR until March 2002, and subsequently sold these investments to our subsidiary, Petrobras Gás S.A.–Gaspetro. In the State of Espírito Santo, we have the exclusive rights to distribute natural gas through BR.

In December 2004, Gaspetro acquired a 40% equity interest in Gasmig, the gas distribution company of the State of Minas Gerais, from Cemig for R$154 million (U.S.$58 million). In connection with this acquisition, we assumed the obligation to construct natural gas pipelines to be financed by Cemig. In 2004, Gaspetro also increased its participation in CEG-Rio, the gas distribution company of the State of Rio de Janeiro, by acquiring an additional 9.86% of common shares and 13.68% of preferred shares from Gás Natural SGD for R$46.8 million (U.S.$16.5 million). Gaspetro now holds 26.2% and 43.4% of CEG-Rio’s common and preferred shares, respectively.

We serve as the technical and commercial operator in all of the distribution companies in which we have a minority shareholding stake. Each of the distribution companies in operation in which we have an interest has entered into long term gas supply contracts with us under which such companies have gas purchase obligations (in the case of contracts relating to Brazilian gas), and ship-or-pay and gas purchase obligations (in the case of contracts relating to Bolivian gas or with thermoelectric power producers). These ship-or-pay and gas purchase contracts do not permit net settlement by either the buyer or the seller, and no market mechanism exists for net settlement.

The following table sets forth our domestic sales of natural gas to affiliated and non-affiliated local distribution companies for each of 2004, 2003 and 2002:

DOMESTIC SALES OF NATURAL GAS TO LOCAL DISTRIBUTION COMPANIES

	Year Ended December 31,
	2004	2003	2002
	(in MMscfd)
Total sales annual average	1164	978	862
Annual sales growth	19%	13.4%	20.3%

Commitments and Sales Contracts

Gas purchase commitments. Under our contracts with YPFB for the purchase of natural gas, we have agreed to purchase minimum volumes of natural gas from Bolivia at a formula price that varies with the price of fuel oil. We have purchased and paid in 2004, 2003 and 2002, approximately U.S.$638 million, U.S.$452 million and U.S.$260 million, respectively. During 2003 and 2002 we purchased less than the minimum volumes set under our agreement with YPFB, and therefore we were obligated to make payments of U.S.$29 million and US$52 million, respectively. Set forth below are the minimum volumes we have agreed to under these contracts, together with an estimate of the amounts we are obligated to pay for such minimum volumes:

NATURAL GAS PURCHASE COMMITMENTS

	2005	2006	2007	2008	2009
Volume Obligation (Mmcmpd)	24	24	24	24	24
Volume Obligation (Mmcfd)	850	850	850	850	850
Estimated Payments (U.S.$ million)(1)	716	716	716	716	716

(1)	Amounts calculated based on current prices set forth under the agreements projected constant to the future. Prices may be adjusted in the future and actual amounts may vary.

In connection with the above gas purchase contract, we entered into a contract, effective October 2002, with a gas producer to reduce the volatility of prices under the gas purchase contract through 2019 – the Natural Gas Price Volatility Reduction Contract, or PVRC. The volume covered by the PVRC represents approximately 43% of the anticipated volume under the gas purchase contract. See “Qualitative and Quantitative Disclosure about Market Risk—Petrobras—Commodity Price Risk” and Note 23 to our audited financial statements.

Ship-or-pay commitments. In order to support the financing for the Bolivia-Brazil pipeline, we also have entered into unconditional ship-or-pay purchase obligations for the transportation of natural gas with GTB and TBG, the companies which own and operate the Bolivian and Brazilian portions of the pipeline, respectively. TBG’s portion of the pipeline financing is consolidated in our balance sheet. Our volume obligations under the ship-or-pay arrangements are generally designed to meet the gas purchase obligations with respect to our gas purchase contracts with YPFB. The total capacity of 1,060 MMscfd (30 MMcmd) also includes a transportation capacity option (TCO) of 212 MMscfd (6 MMcmd), valid for a 40-year term. This transportation capacity option was granted to us in consideration for our agreed investment of approximately U.S.$379 million in the Bolivia-Brazil gas pipeline. The total estimated project cost was U.S.$1.9 billion. In 2004, 2003 and 2002, Petrobras made total payments of approximately U.S.$488 million, U.S.$443 million and U.S.$253 million, respectively. Of these amounts, approximately U.S.$260 million, U.S.$246 million and U.S.$205 million corresponded, respectively, to payments made to TBG for the transportation of natural gas. Set forth below are the minimum volumes we have agreed to under the ship-or-pay arrangements, together with an estimate (assuming certain changes in the U.S. Consumer Price Index (CPI)) of the amounts we are obligated to pay for such minimum volumes:

NATURAL GAS SHIP-OR-PAY COMMITMENTS

	2005	2006	2007	2008	2009
Volume Commitment (Mmcmpd)	29.43	29.43	29.43	29.43	29.43
Volume Commitment (Mmcfpd)	1006	1006	1006	1006	1006
Estimated Payments (U.S.$ million)(1)	650	650	650	650	650

(1)	Based on a fixed tariff, escalated based on assumed changes in the U.S. CPI. Actual amounts may vary.

        Additionally, Petrobras Energia S.A., or PESA, has a 15-year ship or pay agreement for 80,000 barrels per day through the OCP pipeline in Ecuador. Estimated payments respective to the commitment are approximately U.S.$304 million for the next five year term, and U.S.$863 million total contract value. In January 2005, PESA entered into a provisional sale agreement with Teikoku Oil Co., based in Japan, subject to final approval by the Ministry of Energy of Ecuador. Upon approval, PESA will transfer 40% of its rights and interest in Blocks 18 and 31 and the corresponding rights and obligations, including in the OCP, to Teikoku Oil Co. See “—International—Ecuadorian Activities.”

Natural gas sales contracts. In light of these gas purchase and ship-or-pay obligations, we have entered into or negotiated firm gas sale and ship-or-pay sale arrangements to sell our domestic and international natural gas to local gas distribution companies and thermoelectric plants, most of which we operate and in which we own a minority interest.

The arrangements with the thermoelectric plants are made through contracts with the local distribution companies, which in turn enter into back-to-back arrangements with the thermoelectric plants, and a portion of the gas buyer’s payments is usually guaranteed to us by the parent companies of the thermoelectric companies or through financial guarantees. Our total sales of natural gas, which includes sales to thermoelectric companies, for 2004, 2003 and 2002, were approximately U.S.$1,876 million, U.S.$1,580 million and U.S.$952 million, respectively. The table below sets forth the commitments by local gas distribution companies and by thermal power plants for the firm purchase of volumes of natural gas from us beginning in 2005, together with an estimate of the amounts obligated to be paid for such volumes:

NATURAL GAS SALES CONTRACTS(1)

	2005	2006	2007	2008	2009
	(in Mmscfd)(1)
To Local Gas Distribution
Companies
Related parties(2)	566	623	706	777	840
Third parties	591	643	713	778	843
To Power Generation Plants
Related parties(2)(4)	211	230	266	338	341
Third parties	88	74	81	88	97
Total	1,456	1,570	1,766	1,981	2,121

Estimated Contract Receipts (U.S.$ million)(3)	$1,717	$1,851	$2,082	$2,336	$2,501

(1)	Includes both domestic and international natural gas. Sets forth gas sales and ship-or-pay obligations, not maximum sales.

(2)	For purposes of this table, “related parties” include all local gas distribution companies and power generation plants in which we have an equity interest and “third parties” refer to those in which we do not have an equity interest.

(3)	Amounts calculated based on estimated budgeted receipts, which are indexed in relation to current prices set forth under the agreements converted into U.S. dollars based on an exchange rate of R$3.0147 to U.S.$1.0. Prices may be adjusted in the future and actual amounts may vary.

(4)	Power generation related parties volumes are based on projected consumption of gas which is less than full sales contract value.

Pricing. On June 1, 2001, the Brazilian government instituted a mechanism which allows a U.S. dollar indexed component of the natural gas pricing mechanism to be passed through to thermoelectric plants for a period of 12 years, pursuant to Portaria No. 176 (a joint regulatory act issued by the Ministry of Mines and Energy and the Ministry of Finance), which was updated by Portaria No. 234 issued on July 22, 2002. See “—Regulations of the Oil and Gas Industry in Brazil—Price Regulation—Natural Gas.” This mechanism has enabled us to sell natural gas to a number of thermoelectric plants that were unwilling to purchase natural gas under the prior gas price regulation because it requires the buyer to take the intra-year exchange rate risk. Under the new formula, exchange rate variations are reflected in gas prices annually, while we will be remunerated at market based interest rates for any resulting delay in gas price adjustments.

Renegotiation of the GSA

Our investment in the Bolivia-Brazil gas pipeline was the result of a 1996 gas supply agreement, or the GSA, for the purchase of natural gas between the Bolivian state oil company, Yacimientos Petrolíferos Fiscales Bolivianos –YPFB, and us. The GSA requires us to purchase from YPFB specified quantities of natural gas transported through the pipeline over a 20-year term.

Since November 2002, we, or the Brazilian government on our behalf, have been attempting to renegotiate the terms of the GSA with YPFB to achieve reductions in the volume and price of natural gas we are required to purchase under the GSA. This renegotiation has been suspended due to the political instability in Bolivia. We cannot predict whether such renegotiation will continue in the future. See “Risk Factors—Risks Relating to our Operations— We are subject to substantial risks relating to our international operations, in particular in Latin America and the Middle East.”

Incentives to Distribution Companies. In order to accelerate the expansion of the natural gas market in Brazil, increase consumption and ultimately reduce the financial exposure from our ship-or-pay commitments, we announced in December 2003 a new program of discounts for natural gas distributors in certain regions of Brazil. Distributors in the states of São Paulo, Minas Gerais, Paraná, Santa Catarina, Rio Grande do Sul, and Mato Grosso do Sul will pay a discounted price for volumes sold in addition to contracted amounts, establishing also a ceiling price. If actual amounts sold exceed 40% of contracted amounts, we would reduce the base price according to a progressive schedule. Due to changes in the electricity market and in oil prices this program has been discontinued, except for the ceiling price.

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

New Regulatory Model

A new regulatory model for the power sector was introduced on March 16, 2004 with the enactment of the New Industry Model Law. Under the new model, energy may be sold under regulated contracts or free contracts. Energy sold under regulated contracts must be acquired by means of public auctions and energy sold under the free market is negotiated freely through bilateral contracts. The new regulatory model also creates incentives for the investment in power generation.

The first energy auction for existing power plants occurred in December 2004. The first auction for new power plants will occur in 2005. We may participate in such auction to sell energy from our thermo power plants with the intention of securing long-term contracts under prices that will generate good returns.

The effects of the new regulatory model on our operations are still uncertain, since most of the changes introduced by the new law have yet to be tested.

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

Although our Strategic Plan calls for an increase in capacity, our plans will ultimately depend upon the level of demand for electricity in general and the success of our electricity marketing efforts. Nonetheless, we intend to acquire a significant number of thermoelectric plants in 2005, especially thermoelectric plants to which we owe contingent payments in order to reduce our financial exposure.

Following this strategy, on April 29, 2005, we acquired Sociedade Fluminense de Energia (SFE), the owner of the Eletrobolt thermoelectric plant, a plant with a capacity of 388 MW located in Seropédica in the State of Rio de Janeiro. We acquired SFE from a group of banks for a purchase price of US$65 million. We have also signed a term sheet on March 24, 2005 for the acquisition of the Termoceará thermoelectric plant from MPX for US$137 million (including the assumption of indebtedness). The execution of a definitive acquisition agreement is subject to certain conditions precedent, including the conclusion of a due diligence of the company. Finally, we also own 100% of TermoRio S.A, an independent power producer under construction. We initially owned 50% of TermoRio S.A., and the remaining 50% was owned by NRG. In April 2002, NRG exercised a put option requesting us to buy its shares and credits in TermoRio. The put option was subject to an arbitration proceeding that ended in February 2005 and required us to purchase NRG’s interest in TermoRio for approximately U.S. $83 million.

The main purpose of these acquisitions was to reduce our financial exposure in connection with these merchant thermal power plants. See “—Financial Exposure.”

Financial Exposure

To encourage the development of some of the thermoelectric power plants in which we participate with an equity interest, or to which we sell our natural gas, we have entered into agreements to provide economic support to such thermoelectric power plants. Our obligations under these agreements are either structured as:

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

We have only entered into tolling arrangements with thermoelectric plants in which we have an equity interest. Our power commitments under merchant and tolling agreements are as follows:

POWER OFFTAKE PROJECTED COMMITMENTS(1)

	2005	2006	2007
	(Average MW)
NE Tolling Arrangements with consolidated entities	190	190	150
NE Tolling Arrangements with unconsolidated entities	25	25	65

Total NE Tolling Arrangements	215	215	215
S/SE Tolling Arrangements with consolidated entities	1,680	1,680	1,680
S/SE Tolling Arrangements with unconsolidated entities	320	320	480

Total S/SE Tolling Arrangements	2,000	2,000	2,160

(1)	Under these contracts, in the event the thermoelectric plant has a revenue shortfall, we are required to make capacity payments in respect of the MW quantities set forth above. The amounts of the payments may vary based on a number of factors.

The total amount of electricity in respect of which we have tolling or capacity commitments, based upon commitments of projects under construction or in operation, is 3,645 MW as of the end of 2004, of which 2,215 MW come from firm tolling agreements and 1,430 MW from contingent capacity payments.

We expect that the electricity we purchase under tolling agreements will be partly used for consumption in our facilities, estimated to be approximately 300 MW per year, equally allocated between the Northeast and South/Southeast regions of Brazil, as well as firm power sales contracts to third party distributors and industrial consumers. Currently, we do not expect to enter into tolling or capacity arrangements with respect to future thermoelectric plants. Our strategy is to sell all of the other energy in respect of which we have purchase commitments through medium and long-term Power Purchase Agreements, or PPAs. However, as a result of current price levels, we have also negotiated certain shorter-term contracts. As of April 1, 2005, PPAs included offtake commitments totaling 2,370 average MW for 2005, 1,630 average MW for 2006 and 1,700 average MW for 2007, including PPAs executed by merchant power plants. In order to further manage our power purchase commitments, we are continuing to implement an aggressive plan to negotiate medium and long-term PPAs with distributors, industrial consumers and trading companies.

We continue to have contractual commitments related to our energy operations which would be payable to third parties. These contractual commitments include the purchase of energy, supply of natural gas and reimbursement of operating expenses of thermoelectric power plants. These commitments were incurred in connection with the PPT. Our energy commitments include the following:

•	a commitment to make contingent payments for the Macaé Merchant, Eletrobolt and Termoceará thermoelectric power plants, for the purpose of reimbursing operating expenses, taxes and the opportunity cost on capital invested if the revenues earned on the sales of energy from these plants are insufficient to cover such costs and expenses. At December 31, 2004, the maximum amount of these future contingent payment was approximately U.S.$326 million for 2005. With our acquisition of Eletrobolt in April 2005, we cancelled our contingent payment obligation to Eletrobolt and upon consummation of the acquisition of Termoceará we intend to cancel our contingent payment obligation to Termoceará. In March 2005, we initiated an arbitration proceeding relating to our commitments to the Macaé Merchant thermoelectric power plant. As a result of our adoption of FIN 46, we consolidate the results of these three thermoelectric power plants; and

•	a commitment to supply natural gas for the production of energy at the Termorio, Termobahia, Ibiritermo, Três Lagoas, UTE Canoas and Nova Piratininga thermoelectric power plants, and to purchase part or all the energy generated by TermoBahia and Ibiritermo at a price that remunerates invested capital. At December 31, 2004, the maximum future amount related to the supply agreement was approximately U.S.$10 billion for the period from 2005 to 2023.

Employing a discount rate of 12.0% per year, the net present value of the maximum financial exposure of the energy segment is approximately U.S.$855 million at December 31, 2004.

In January 2003, Companhia Paranaense de Energia - COPEL ceased making its monthly capacity payments to UEG Araucária Ltda. - UEGA (an independent power producer that initiated operations in September 2002 and which is 60% owned by El Paso, 20% by Copel and 20% by us). In April 2003, UEGA initiated arbitration proceedings before the ICC International Court of Arbitration to recover damages from COPEL’s default under the PPA entered into between the two parties. This arbitration proceeding is currently pending. As of December 2003, the capacity payments would have totaled approximately U.S.$72 million if the PPA had remained in effect.

International

Summary and Strategy

In 2004, approximately 10.9% of our net revenues were generated outside Brazil. We seek to evolve from an integrated oil and gas company in Brazil to an energy industry leader in Latin America and a strong international player. Currently, we plan to focus our non-Brazilian exploration, development and production activities regionally, in areas where we can successfully exploit our competitive advantages, such as deepwater drilling. We particularly intend to drill off the west coast of Africa and the Gulf of Mexico and onshore in South America. Additionally, we are integrating our natural gas activities in Brazil with the natural gas network in Bolivia and Argentina. We are also increasing our downstream operations in South America and have acquired refineries and service stations in Argentina and Bolivia.

We have budgeted U.S.$7.5 billion in capital expenditures for the period from 2004 to 2010 for all of our international investments.

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

Exploration and Production

During 2004 we conducted significant international exploration activities in Angola, Argentina, Bolivia, Colombia, Nigeria, the United States and Venezuela. In addition, we are currently performing studies to evaluate blocks where we hold interests in Angola, Argentina, Colombia, Mexico, Nigeria and the United States. Production activities were conducted in Angola, Argentina, Bolivia, Colombia, Ecuador, Peru, the United States and Venezuela. Collectively, these activities represented approximately 12.7% of our total capital expenditures for crude oil and natural gas exploration and production. Our capital expenditures for international exploration and development were U.S.$666 million for 2004, U.S.$428 million for 2003 and U.S. $224 million for 2002. The following table provides information about the allocation of such expenditures for each of 2004, 2003 and 2002:

DISTRIBUTION OF INTERNATIONAL EXPLORATION ACTIVITIES

	2004	2003	2002
Argentina	3.1%	5.6%	3.7%
Bolivia	0.2	0.7	12.6
Colombia	3.5	4.4	11.8
PEPSA(1)	2.4	28.7

South America	9.2	39.4	28.1
West Coast of Africa	52.0	15.6	41.6
Gulf of Mexico	36.8	42.5	24.4
Others	2.0	2.5	5.9
Total	100.0%	100.0%	100.0%

(1)	Includes Argentina, Ecuador and Venezuela.

Development

Over the past three years, we have participated in the development of a number of fields internationally. These include: many fields in Argentina concentrated in Neuquen and Austral basins (the most important fields were Medanito, Puesto Hernandez, Rio Néuquen, Santa Cruz I and Santa Cruz II), three in Bolivia (San Alberto, San Antonio, and Colpa Caranda), six in Colombia (Guando, Rio Ceiba, Yaguara, Venganza, Purificación and Revancha), two in the United States (GB 200 and North Coulomb), one in Angola (Tubarão), one in Nigeria (Agbami), two in Ecuador (Block 18 and Block 31), one in Peru (Lote X) and four in Venezuela (Ortiupano-Leona, Mata, Acema and La Concepción).

In 2004, our net production outside of Brazil averaged 168,489 barrels per day of crude oil and NGLs and 94,150 barrels of oil equivalent of natural gas per day at an average lifting cost of U.S.$2.60 per barrel. The following table provides information on the allocation of our international development activities for each of 2004, 2003 and 2002.

ALLOCATION OF INTERNATIONAL DEVELOPMENT ACTIVITIES

	2004	2003	2002
Argentina	41.9%	62.2%	7.1%
Peru	10.9	—	—
Ecuador	7.4	—	—
Bolivia	1.5	7.1	45.8
Colombia	6.8	14.3	21.1
Venezuela	28.4	—	—

South America	96.9	83.8	74.0
West Coast of Africa	1.4	14.7	23.1
Gulf of Mexico	1.7	1.5	2.9

Total	100.0%	100.0%	100.0%

Argentine Activities

With our acquisition of 58.6% of PEPSA (formerly Perez Companc), which owned 98.2% of PESA (formerly PECOM Energía S.A.), in 2002, we reinforced our position as an exploration and production leader in South America, especially in Argentina, where we already maintained activities. As of December 31, 2004, our combined crude oil and natural gas proved reserves in Argentina were approximately 393 million barrels of oil equivalent, approximately 59% of which were proved developed reserves and approximately 41% of which were proved undeveloped reserves. In 2004, we drilled three exploratory wells in Argentina, which resulted in two discoveries, the Puesto Olivério and Estación Agua Fresca Fields in the Austral Basin.

PESA’s production in Argentina is concentrated in the Neuquén and Austral Basins. PESA owns 579 thousand net acres under production concessions in the Neuquén Basin and 2,632 thousand net acres under production concessions in the Austral Basin. Our gross production acreage in Argentina amounted to 4,027 thousand acres (3,211 thousand net), and we have a total of 2,536 gross productive wells (1,498 thousand net). For the year ended December 31, 2004, our combined crude oil and natural gas production in Argentina averaged 114.5 thousand barrels of oil equivalent per day.

In the downstream segment we have a refining capacity of 69 thousand barrels per day, distributed in two refineries operating with a throughput rate of 91%. We also have a 28.5% interest in Refinaria Del Norte. We also participate in the retail sector in Argentina, where we currently own 727 retail service stations that operate under the brand names Petrobras (330 stations), Eg3 (337 stations) and San Lorenzo (60 stations).

We also participate, through PESA, in petrochemical businesses, in which we have three plants, Puerto General San Martin, Zarate and Campana in Argentina, where we also have a 40% participation in Petroquímica Cuyo. We also own a petrochemical plant in Brazil, INNOVA, through PESA.

We own a 34% participation in the MEGA project (representing a total investment of U.S.$728 million), a joint venture among us, Repsol-YPF and Dow Chemical to fractionate natural gas liquids. The project consists of a natural gas processing plant in Loma La Lata (Province of Neuquén), a 600 km extension pipeline and a separating plant and port, storage and effluent treatment facilities in Bahía Blanca (Province of Buenos Aires). We are obligated under an off-take contract to take minimum volumes of LPG and natural gasoline, if delivered, at market prices.

The sponsors financed approximately 70% of the project costs with a U.S.$472 million loan from commercial banks and other institutional lenders. The loan was structured to be non-recourse to the sponsors following the termination of sponsor completion guarantees to the lenders during the construction period for their respective shares in the project (Repsol-YPF 38%, Petrobras 34%, and Dow Chemical 28%). The guarantees were originally set to expire on December 31, 2001, but were subsequently extended to December 31, 2003.

While the MEGA project reached mechanical completion and met or exceeded the performance tests established for the release of the sponsors’ guarantees, the lenders maintained that other conditions required for the release were not met. The sponsors agreed in December of 2003 to extend their guarantees until December 31, 2005 and to permit all lenders the right to put their MEGA notes to the sponsors immediately prior to the guarantees’ expiration. In addition, the sponsors granted MEGA’s fixed rate noteholders the right to exercise their put immediately. In turn, the sponsors were granted call option rights to redeem MEGA notes. On January 15, 2004, all fixed rate noteholders exercised their put option rights. As a result of these events, we purchased our respective share of MEGA’s fixed rate notes (U.S.$58 million). On December 2004, we exercised our call option right (U.S.$54 million) in connection with our share of MEGA’s floating rate notes in the same manner as the other shareholders. Also, in December 2004, MEGA pre-payed all the floating rate notes to the noteholders, canceling them. The remaining, fixed rate notes issued by MEGA are owned by its shareholders. In December 2004, the shareholders entered into a Waiver Agreement to amend the covenants of the Indenture governing the notes to restrict certain financial operations by MEGA.

Regarding the Gas and Energy sector, we participate, through PESA, as shareholder in TGS, which owns a 7,400 km extension pipeline with a transport capacity of 62 MMcmd and a gas processing plant located in Bahía Blanca, with a processing capacity of 42 million MMcmd.

As far as the electricity assets in Argentina, also through PESA, we cover the entire productive chain. We account for 6.5% of the country’s electricity generation through our ownership interests in three generation plants—two hydroelectric (Piedra Del Águila and Pichi Picún Leufú) and one thermoelectric (Genelba). We also have an interest in Transener, Argentina’s largest transmission company and owner of 95% of Argentina’s high-tension network. PESA also maintains an important presence in the central area of Buenos Aires, an area with more than 2.1 million customers, through Edesur, Argentina’s largest energy distribution company by volume.

On January 21, 2005, special shareholders’ meetings of each of PESA, EG3 S.A., or EG3, Petrobras Argentina S.A., or PAR, and Petrolera Santa Fe SRL, or PSF, approved the merger of the latter three companies into PESA. PESA is the surviving entity from the merger. Prior to the merger, through our subsidiary PPSL, we held a 99.6% interest in EG3 and a 100% interest in each of PAR and PSF. Pursuant to the merger, PPSL received 230,194,137 newly issued class B shares of PESA, representing 22.8% of PESA’s capital stock. As a result, the interest of PEPSA in PESA declined to 75.8%. Considering our 58.62% participation in PEPSA, we now own a 67.2% total indirect participation in PESA.

EG3 was mainly engaged in the refining and processing of oil and oil by-products and the distribution and marketing of liquid and gaseous fuels, and lubricants through gas stations and fuel retail outlets. EG3 had a refinery located at Bahía Blanca, Buenos Aires, with a crude processing capacity of approximately 31,000 barrels per day, EG3 had a wide network of gas stations (approximately 621) throughout the country that operate under the Petrobras and EG3 brands.

PAR was mainly engaged in oil and gas production. PAR owned a concession for a production area at the Noroeste basin, with a production volume of approximately 7,000 barrels of oil equivalent per day and proved reserves of 17 million barrels of oil equivalent as of December 31, 2004.

PSF was engaged in oil and gas production. PSF had concessions for five oil fields, which were located in the Neuquén, San Jorge and Cuyana basins. These fields had an aggregate production volume of approximately 12,000 barrels of oil equivalent per day and proved reserves of 78 million barrels of oil equivalent as of December 31, 2004.

During 2005, PESA prepaid the total outstanding principal amount of certain Class K and M notes under its Global Notes Program in a total amount of US$335 million. In connection with these series of notes, PESA was subject to compliance with certain covenants, including restrictions on payments of dividends and capital expenditures. As a result of the prepayment, its obligations under these covenants are no longer in effect. PESA also prepaid the outstanding amount of Class C medium term notes for US$63 million.

Bolivian Activities

As of December 31, 2004, our combined crude oil and natural gas proved reserves in Bolivia were approximately 336 million barrels of oil equivalent, all of which were proved developed reserves. Approximately

89% of our proved developed reserves in Bolivia are natural gas reserves. We did not drill any new exploration wells in Bolivia in 2004.

We have a 35% interest in the San Alberto and San Antonio gas fields (the other partners are Empresa Petrolera Andina (50%) and Total Bolivia (15%)). For the year ended December 31, 2004, our combined crude oil and natural gas production in Bolivia averaged 45.5 thousand barrels of oil equivalent per day.

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

We have a 100% interest in Empresa Boliviana de Refino (EBR). EBR owns two Bolivian refineries located in Cochabamba and Santa Cruz de la Sierra, with an estimated maximum production capacity of 60,000 barrels of crude oil per day. EBR wholly owns Empresa Boliviana de Distribución, or EBD, a company with a network of 103 gas stations.

Venezuelan Activities

PESA’s exploration and production rights in Venezuela are held under operating service contracts. In 1994 Petróleos de Venezuela S.A. (PDVSA) awarded our first contract at the Oritupano-Leona field. As of December 31, 2004, PESA’s combined crude oil and natural gas proved reserves in Venezuela were approximately 281 million barrels of oil equivalent, approximately 45.7% of which were proved developed reserves and approximately 54.3% of which were proved undeveloped reserves.

As of December 2004, PESA had four productions fields in the country. PESA’s gross production acreage in Venezuela amounted to 585 thousand acres (379 thousand net), and PESA has a total of 667 gross productive wells (430 thousand net). For the year ended December 31, 2004, PESA’s combined crude oil and natural gas production in Venezuela averaged 51.3 thousand barrels per day.

Ecuadorian Activities

In Ecuador, PESA operates Blocks 18 and 31. As of December 31, 2004, PESA held a 70% and 100% interesin Block 18 and 31, respectively.

Block 18 is located in the Oriente basin of Ecuador, having a significant potential of 28º to 33° API light crude oil reserves. The concession for production activities in Block 18 is for an initial 20-year term from October 2002. Once this term expires, Ecuadorian hydrocarbon laws provides for the possibility of an additional five-year extension period.

Block 18 production accounted for 3.8% of PESA’s total average production in barrels of oil equivalent in 2004. It has seven productive wells, one is located at the Pata field and six are located at the Palo Azul field. In addition, the area has early production facilities that can handle a daily gross production of 20,000 barrels per day. In 2004, PESA started to expand production facilities and build an oil pipeline with a view to increasing production to approximately 50,000 barrels per day by the end of the first semester of 2005. In addition, construction started in connection with the definitive oil pipeline for transportation of the block production.

Block 31 is located in a highly sensitive ecological area of the Amazon jungle in the central part of the eastern border of the upper Amazon basin and covers an area of 494 thousand net acres. Pursuant to the block’s production sharing agreement between Petroecuador and PESA, Petroecuador is entitled to a crude oil production share ranging between 15% and 17%, depending on the field’s daily crude oil production and crude oil gravity.

PESA has conducted extensive exploratory work in Block 31, including the drilling of four exploratory wells, which led to the discovery of the Apaika/Nenke, Obe, and Minta fields. Significant investments are required to the development, but changes in PESA’s investment strategy following the Argentine crisis have resulted in a redefinition of the amounts and timing of the original investment plan.

In August 2004, the Minister of Energy of Ecuador approved an environmental impact study, completing all of the required steps for the approval of the development plan with a 20-year exploitation period. In the initial three-year period, the plan contemplates investments of U.S.$75 million, and an obligation to provide Petroecuador with a guaranty of 20% of this amount. In December 2004, as part of these contemplated investments, PESA commenced construction of a pier on the Napo River.

Future oil production in Block 31 will be shipped through a heavy crude oil pipeline known as OCP. PESA has entered into a 15-year ship-or-pay transportation contract under which OCP has committed to provide it with a shipping capacity of 80,000 barrels per day.

In January 2005, we entered into an agreement with Teikoku whereby, after obtaining approval by the Ministry of Energy of Ecuador, we will transfer 40% of our rights and interest in Blocks 18 and 31. In addition, once production in Block 31 reaches an average of 10,000 barrels of oil per day for a period of 30 consecutive days, Teikoku has agreed to assume 40% of the rights and obligations resulting from the crude oil transportation agreement entered into with OCP.

As of December 31, 2004, PESA’s crude oil proved reserves in Ecuador were approximately 53 million of barrels of oil and its oil production averaged 6.2 thousand barrels per day.

Peruvian Activities

Through PESA, we have the rights to oil and gas production in Lote X, a 116 thousand acre block in Peru’s Talara Basin. As of December 2004, Lote X had 2,366 production wells. PESA has entered into a long-term sales contract under which Perupetro (the Peruvian state-owned company) is obligated to purchase all of the production from Lote X at market prices. The sales contract expires in 2006. As of December 31, 2004, PESA’s combined crude oil and natural gas proved reserves in Peru were approximately 105 million of barrels of oil equivalent and its combined oil and gas production averaged 12.8 thousand barrels per day.

Uruguayan Activities

In December 2004, we entered the Uruguayan market through the acquisition of 55% of the voting shares of Conecta S/A, which is one of the two local gas distribution companies operating in Uruguay, for U.S.$3.2 million. The other 45% of the Conecta’s voting shares remains with the state-owned Administratión Nacional de Combustibles Alcohol y Potland – ANCAP.

Conecta operates approximately 300 km of gas pipelines, and has exclusivity to supply small to medium size consumers with demand of up to 5,000 cmpd. Conecta presently has 4,200 clients from approximately 4,100 residences. We estimate that this represents 10% of the market located in the neighborhood of the gas pipelines in the cities of Paysandu and Ciudad del a Costa. Conecta’s revenues in 2004 were US$2.7 million.

Colombian Activities

During 2004, we signed two new contracts in Colombia, acquiring interests in the Tayrona (40%) and Villanueva (50%) Blocks. We drilled one wildcat well in Monicongo, which did not result in a commercially feasible discovery.

We have interests in seven exploration contracts and seven production contracts in Colombia. We are the operating company in 12 of these contracts. Under these contracts, we drilled a total of 42 wells, 33 of which were located in Guando.

As of December 31, 2004, our combined crude oil and natural gas proved reserves in Colombia were approximately 37 million of barrels of oil equivalent and our combined oil and gas production averaged 16.8 thousand barrels per day.

African Activities

We have interests in four blocks in Nigeria and we are the operating company in one of them. In 2004, we drilled one successful well in Egina, operated by Total, and four in Agbami, operated by Chevron Texaco. The Agbami well is currently being developed and the Egina field is under appraising. We also were successful in drilling our first deepwater well outside Brazil, which set new depth records in Nigeria.

Our Angolan branch of our wholly-owned subsidiary, Petrobras International Braspetro B.V., has continued to perform as a non-operating partner in two licenses under petroleum sharing agreements. No exploratory drilling was carried out in Angola during 2004. As of December 31, 2004, our combined crude oil and natural gas proved reserves in Angola were approximately 12 million of barrels of oil equivalent and our oil production averaged 10.4 thousand barrels per day.

In 2004, we signed a joint production agreement with the Tanzania government and the state-owned oil company Tanzania Petroleum Development Corporation (TPDC). This agreement provides for the exploration of Block 5, which has an extension of 9,250 square kilometers and is located in the Mafia Basin at water depths of 300 to 3000 meters. The agreement will be in force for up to 11 years. In 2005, we will conduct geological studies to determine whether additional seismic acquisitions will occur.

On March 12, 2005, we signed an exploration and joint production agreement with Libya’s state-owned National Oil Corporation (NOC). This agreement provides for the exploration of four blocks in Area 18, which has an extension of 10307 square kilometers and is located in the Mediterranean Sea at water depths of 200 to 700 meters. We own a 70% interest in a consortium with Oil Search Limited (OSL) and will be the operating company in the area. Under the agreement, the exploration phase will last five years and may be extended for 20 more years if discoveries are made. A total of US$21 million will be invested in the exploration phase and we will be required to drill a well and conduct seismic evaluations.

Middle East Activities

In 2004, we signed a contract with Iran’s state-owned company National Iranian Oil Company (NIOC) for the exploration of Block Tusan in shallow waters of the Persian Gulf. We own a 100% interest in this block. The exploration will be carried out by our Iranian subsidiary Petrobras Middle East B.V., which was organized in October 2004. We are currently evaluating other exploration opportunities in the Middle East.

Gulf of Mexico Activities

Petrobras America, Inc., or PAI, our wholly-owned subsidiary, continues to expand its activities in the Gulf of Mexico’s deep and ultra-deep waters through “farm-in” agreements (by which PAI, rather than obtaining an interest directly from the relevant government authorities, acquires an interest from a party who has already obtained such interest), and participation in leases and sales conducted by the United States Minerals Management Service. As of December 31, 2004, PAI held participations in 222 offshore blocks in the Gulf of Mexico in shallow to ultra-deep waters.

In 2004, PAI participated in the drilling of four exploration wells (three wildcats and one appraisal). One of the wildcat wells resulted in the discovery of gas in the Coulomb North field, in which we have a 33.3% participation. This discovery set a new world record for production in deep waters at depths of 7,549 feet (2,301 meters). The production in this well started 78 days after its discovery. PAI also participated in the drilling of an appraisal well in St. Malo (25% participation), which resulted in an increase of the initial reserve estimates.

In 2003, as part of the bidding launched by Petróleos Mexicanos (PEMEX) for the operation of areas under multiple service contracts, contracts for the Cuervito and Fronterizo blocks were awarded to a joint venture composed of us (45% interest), the Japanese company Teikoku (40%) and the Mexican company Diavaz (15%).

There are 12 gas discoveries in this block, which will be developed with a total expenditure of U.S.$510 million. In 2004, we started the development and production of these discoveries by drilling eight production wells.

In 2004, we acquired new exploration acreage by acquiring (1) rights to explore 37 new blocks (most of them located in the under explored Corpus Christi region) through our participating in the Lease Round 192 and (2) an interest in the Treasure Bay Project, comprising 60 blocks, through a farm-in deal.

PIFCo

PIFCo was established on September 24, 1997 as a wholly-owned subsidiary of Braspetro Oil Services Company, or Brasoil, a wholly-owned subsidiary of Petrobras Internacional S.A. (Braspetro), which has since been absorbed by us. PIFCo was initially incorporated under the name Brasoil Finance Company, which was changed by special resolution of PIFCo’s shareholders to Petrobras International Finance Company on September 25, 1997. On January 14, 2000, the board of directors of Braspetro and Petrobras approved the transfer of 100% of PIFCo’s voting shares from Brasoil to us. Since April 1, 2000, PIFCo has been our wholly-owned subsidiary.

PIFCo is a tax exempt company incorporated with limited liability under the laws of the Cayman Islands. PIFCo’s registered office is located at Anderson Square Building, P.O. Box 714, George Town, Grand Cayman, Cayman Islands, and PIFCo’s telephone number is 55-21-3224-1410.

PIFCo Business Overview

PIFCo was incorporated in order to facilitate and finance the import of crude oil and oil products by us into Brazil. Accordingly, PIFCo’s primary function is to act as an intermediary between third-party oil suppliers and us by engaging in crude oil and oil product purchases from international suppliers and reselling crude oil and oil products in U.S. dollars to us on a deferred payment basis, at a price which includes a premium to compensate PIFCo for its financing costs. PIFCo is generally able to obtain credit to finance purchases on the same terms granted to us, and PIFCo buys crude oil and oil products at the same price that suppliers would charge us directly.

As part of our strategy to expand our international operations and facilitate our access to international capital markets, PIFCo engages in borrowings in international capital markets supported by us, primarily through standby purchase agreements.

In addition, PIFCo also engages in a number of activities that are conducted by three wholly-owned subsidiaries:

•	Petrobras Europe Limited, or PEL, a United Kingdom company that acts as an agent and advisor in connection with our trading activities in Europe, the Middle East, the Far East and North Africa;

•	Petrobras Finance Limited, or PFL, a Cayman Islands company, that carries out a financing program supported by future sales of bunker fuel and fuel oil; and

•	Bear Insurance Company Limited, or BEAR, a company incorporated in Bermuda that contracts insurance for us and our subsidiaries.

In January 2003, PIFCo transferred Petrobras Netherlands B.V., or PNBV, a Dutch company engaged in leasing activities of primarily offshore equipment to be used by us for exploration and production of crude oil and natural gas, to us as part of our restructuring of our international business segment. PNBV became our wholly-owned subsidiary, effective as of January, 2003.

Beginning in 2004, as part of our restructuring of our offshore subsidiaries in order to centralize trading operations, PIFCo has engaged in limited exports of oil and oil products.

PIFCo’s Principal Commercial Activities

PIFCo’s principal activity is the purchase of crude oil and oil products for resale to us and, to a limited extent, third parties. PIFCo acquires substantially all of its crude oil and oil products either through purchases on the spot market or short-term supply contracts. PIFCo acquires a small portion of its crude oil and oil products through long-term supply contracts. PIFCo’s crude oil and oil product purchase obligations are, in most instances, guaranteed by us. PIFCo sells the products to us at the purchase price it paid, plus a premium, determined in accordance with a formula designed to pass on PIFCo’s average costs of capital to us.

In addition, PIFCo finances its oil trading activities principally from commercial banks, including lines of credit and commercial paper programs, as well as through inter-company loans from us and the issuance of notes in the international capital markets.

The following chart illustrates how PIFCo acts as the intermediary between international crude oil suppliers and us.

PIFCo purchases crude oil and oil products from international oil suppliers on a free-on-board (F.O.B.) basis under standard terms that traditionally require payment within 30 days from the bill of lading. We buy crude oil and oil products from PIFCo under terms that allow for payment up to 330 days from the date of the bill of lading. Before February 2005, we bought crude oil and oil products from PIFCo under terms that allowed for payment up to 270 days from the date of the bill of lading. We would typically be unable to meet the 30-day payment term imposed by international suppliers because of the complexity of Brazilian customs and importing regulations. For example, if a shipment to which a bill of lading relates must be delivered to different parts of Brazil, different sets of documents must be delivered to each delivery point. Depending on the unloading ports’ locations, this process may be completed up to 120 days from the vessel’s departure. Because PIFCo is not subject to the Brazilian regulations applicable to us, PIFCo can pay the international supplier on time without having to produce these different sets of documents. To cover its financing costs, PIFCo includes a premium when it sell crude oil and oil products to us.

PIFCo’s subsidiaries are:

Petrobras Europe Limited (PEL)

In May 2001, PIFCo established PEL, a wholly-owned subsidiary incorporated and based in the United Kingdom, to consolidate our trade activities in Europe, the Middle East, the Far East and North Africa. These activities consist of advising on, and negotiating the terms and conditions for, crude oil and oil products supplied to PIFCo and us, as well as marketing Brazilian crude oil and crude oil products exported to the geographic areas in which PEL operates. PEL plays an advisory role in connection with these activities and undertakes no direct or additional commercial or financial risk. PEL provides these advisory and marketing services as an independent contractor, pursuant to a services agreement between PEL and us. In exchange, we compensate PEL for all costs incurred in connection with these activities, plus a margin.

Petrobras Finance Limited (PFL)

In December 2001, PIFCo established PFL, a wholly-owned subsidiary incorporated and registered in the Cayman Islands. PFL primarily purchases bunker and fuel oil from us and sells the products in the international market in order to generate export receivables to cover its obligations to transfer these receivables to a trust under an exports prepayment program. The exports prepayment program helps provide PFL with the funding necessary to purchase oil products from us, as described below.

Bear Insurance Company Limited (BEAR)

In January 2003, PIFCo received BEAR from Brasoil. This transaction took place as part of the restructuring of our international business segment. BEAR currently serves as an intermediary for us, advising on, and negotiating the terms and conditions of, certain of our insurance policies.

Exports Prepayment Program

We sell and deliver bunker fuel and fuel oil and, subject to certain conditions, other oil products (collectively, the “Eligible Products”) to PFL under two principal agreements: Master Export Contract and the Prepayment Agreement. The PF Export Receivables Master Trust, or the Trust, was formed under the laws of the Cayman Islands to provide PFL with the funding necessary to purchase Eligible Products from Petrobras and resell these products through the arrangements described below.

On December 21, 2001, the Trust issued to PFL U.S.$750 million of Senior Trust Certificates in four series (collectively, the “Series 2001 Senior Trust Certificates”) and U.S.$150 million of Junior Trust Certificates (the “Series 2001 Junior Trust Certificates,” and together with the Series 2001 Senior Trust Certificates, the “Series 2001 Trust Certificates”). PFL in turn offered the Series 2001 Senior Trust Certificates in four series (series A-1, A-2, B and C) to certain certificate holders.

On May 21, 2003, the Trust issued to PFL U.S.$550 million of Senior Trust Certificates (the “Series 2003-A Senior Trust Certificates”), maturing on June 1, 2015. On the same date, the Trust issued U.S.$200 million of Senior Trust Certificates (the “Series 2003-B Senior Trust Certificates”), maturing on June 1, 2013. The Series 2003-A Senior Trust Certificates, along with the Series 2003-B Senior Trust Certificates and the Series 2001 Senior Trust Certificates, represent senior undivided beneficial interests in the property of the Trust (other than certain charitable property held by the Trust).

On the same date, the Trust also issued to PFL U.S.$110 million in Series 2003-A Junior Trust Certificates and U.S.$40 million in Series 2003-B Junior Trust Certificates (collectively, the “Series 2003 Junior Trust Certificates, and together with the Series 2003-A Senior Trust Certificates and the Series 2003-B Senior Trust Certificates, the “Series 2003 Trust Certificates”). The Series 2003 Junior Trust Certificates represent, together with the 2001 Junior Trust Certificates, junior subordinated undivided beneficial interests in the property of the Trust (other than the charitable property).

PFL agreed to transfer to the Trustee, in return for the Series 2001 Senior Trust Certificates and Series 2001 Junior Trust Certificates, the right to a specified amount of receivables to be generated from PFL’s sale of Eligible Products with a value equal to the aggregate amount scheduled to be paid in respect of the Series 2001 Senior Trust Certificates and the Series 2001 Junior Trust Certificates. PFL also agreed to transfer the Trustee, in return for the Series 2003 Senior Trust Certificates and Series 2003 Junior Trust Certificates, the right to an additional specified amount of receivables to be generated from PFL’s sale of Eligible Products with a value equal to the aggregate amount scheduled to be paid in respect of the Series 2003 Senior Trust Certificates and the Series 2003 Junior Trust Certificates.

The value of receivables scheduled to be designated for sale in any quarterly period represents a portion, but not all, of the receivables expected to be generated from the sale of Eligible Products by PFL in such period. The remainder of such receivables remain the property of PFL.

The timely payment of interest on, and scheduled principal of, each series of the Series 2001 Senior Trust Certificates is unconditionally and irrevocably guaranteed under financial guaranty insurance policies issued by XL Capital Assurance Inc., MBIA Insurance Corporation or Ambac Assurance Corporation (collectively, the

“Enhancers”). The timely payment of interest on, and scheduled principal of, the Series 2003-B Senior Trust Certificates is unconditionally and irrevocably guaranteed under a financial guaranty insurance policy issued by MBIA Insurance Corporation. The Series 2003-A Senior Trust Certificates do not have the benefit of any financial guaranty insurance policy.

In addition to the Series 2001 Trust Certificates and the Series 2003 Senior Trust Certificates currently outstanding, additional series of senior trust certificates (which may or may not benefit from a financial guaranty insurance policy) may be issued to PFL from time to time if Petrobras agrees to sell additional Eligible Products to PFL in an amount that is adequate to make all required payments under the additional series of senior trust certificates and certain other conditions are met.

In May 2004, PFL and the PF Export Trust executed an amendment to the Trust Agreement allowing the Junior Trust Certificates, which amounted to U.S.$300 million as of December 31, 2004, to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. This amendment to the Trust Agreement had the effect of allowing amounts related to the Junior Trust Certificate to be reported net in the financial statements.

Petrobras’ Bunker Fuel and Fuel Oil Business

As described above, PFL, a wholly-owned subsidiary of PIFCo, purchases bunker and fuel oil from Petrobras and sells the products in the international market in order to generate export receivables to cover its obligations under the exports prepayment program.

Bunker fuel is a common term for marine fuels that are burned in the boilers or engines of ships. Petrobras produces and exports two types of bunker fuel: intermediate fuel oil or marine fuel (for ships’ main engines and, occasionally, auxiliary engines) and marine diesel fuel or marine gas oil (for auxiliary engines and main engines of military vessels).

Petrobras’ bunker fuel production in 2004 was 27,425 Mbbl (“Mbbl” stands for thousand barrels), as compared to 26,741 Mbbl in 2003 and 29,869 Mbbl in 2002. Petrobras’ total bunker fuel production totaled 159,613 Mbbl for the period from January 1, 2000 to December 31, 2004. Petrobras exports approximately 94% of the bunker fuel it produces, with the exception of bunker fuel used by Petrobras’ fleet. Bunker fuel sold in Brazil by Petrobras to ships owned by non-Brazilian companies is considered an export under Brazilian regulations.

PETROBRAS’ ANNUAL BUNKER FUEL PRODUCTION

	2004	2003	2002	2001	2000
	(Mbbl)
Export	22,452	21,402	23,653	21,438	18,985
Domestic Consumption	1,061	1,048	1,620	1,533	1,476
Petrobras Fleet	3,912	4,291	4,596	4,497	4,113

Total	27,425	26,741	29,869	27,468	24,574

Fuel oil originates from residual fractions or distillation units at the refinery and from other processes such as deasphalting. Diluents in the form of lighter cutter stocks are mixed into the residue pool to create the desired viscosity for different types of fuel oil.

Major buyers of Petrobras’ fuel oil include utilities, refineries and traders. Fuel oil is used by industries and utilities to run machinery and generate electricity. Commercial buildings and homes employ fuel oil for heating purposes, and refineries use fuel oil for blending purposes.

Fuel Oil Export Sales

The following table sets forth Petrobras’ fuel oil export sales for the period from 2000 to 2004:

FUEL OIL EXPORT SALES

	2004	2003	2002	2001	2000
Millions of U.S.$	1,306.1	967.3	697.0	658.0	482.2
Millions of Barrels	47.5	38.4	30.8	31.5	20.1

Organizational Structure

All of our 15 direct subsidiaries listed below are incorporated under the laws of Brazil, except PIFCo, Petrobras International Braspetro B.V. (PIB BV), Braspetro Oil Company (BOC), Braspetro Oil Services Company (Brasoil) and Petrobras Netherlands B.V. (PNBV), which are incorporated abroad. See Exhibit 8.1 for a complete list of our subsidiaries.

The following diagram sets forth our significant consolidated subsidiaries as of December 31, 2004:

Property, Plants and Equipment

Petrobras

Under Brazilian law, the Brazilian government owns all crude oil and natural gas reserves within Brazil, and we have certain rights to exploit those reserves pursuant to concessions. Substantially all of our property, consisting of refineries and storage, production, manufacturing and transportation facilities, is located in Brazil. Our main owned and leased tangible assets consist of our wells, our platforms, our refining facilities, our pipelines, our vessels and other transportation assets and our power plants. Some of these assets are subject to liens but the value of such encumbered assets is not material. See Item 4. “Information on the Company” for a description of our reserves, sources of crude oil and natural gas, main tangible assets and material plans for expansion and improvements in our facilities.

PIFCo

PIFCo does not own or lease any material tangible properties or fixed assets. The majority of PIFCo’s assets consist of leasehold improvements, computers and furniture. In January 2003, PIFCo transferred its subsidiary PNBV to us as part of our restructuring of our subsidiaries according to the main areas of business.

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

The Oil Law also created an independent regulatory agency, the ANP. The ANP’s function is to regulate the oil and natural gas industry in Brazil. A primary objective of the ANP is to create a competitive environment for oil and gas activities in Brazil that will lead to the lowest price and best services for consumers. Among its principal responsibilities is to regulate concession terms for upstream development and award new exploration concessions. See Item 10. “Additional Information—Material Contracts—Petrobras—Concession Agreements with the ANP.”

The Oil Law granted us the exclusive right to exploit the crude oil reserves in all fields where we had previously commenced production, in accordance with the concession agreement entered into with the ANP on August 6, 1998. For each concession area, we were granted an exclusivity period of 27 years as of the date the field was declared to be commercially profitable. The Oil Law also established a procedural framework for us to claim exclusive exploratory and, in case of drilling success, development rights for a period of up to three years, which was later extended to five years, with respect to areas where we could demonstrate that we had “established prospects” prior to the enactment of the Oil Law. In order to perfect our claim to explore and develop these areas, we had to demonstrate that we had the required financial capacity to carry out these activities, either alone or through other cooperative arrangements.

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

Our strategic objectives and planning are subject to supervision by the Ministry of Planning, Budget and Management. Our activities are also subject to regulation by the Ministry of Finance and the Ministry of Mines and Energy, among others. In addition, since our common and preferred shares and ADSs are traded on the São Paulo Stock Exchange and the New York Stock Exchange, respectively, we are also regulated by the Comissão de Valores Mobiliários (Brazilian Securities Commission, or the CVM) and the Securities and Exchange Commission.

Brazil is not a member of OPEC, but we have been invited to attend OPEC meetings as an observer. Therefore, neither Brazil nor we are bound by OPEC guidelines. However, to the extent that OPEC influences international crude oil prices, our prices are affected, as our prices are linked to international crude oil prices.

Price Regulation

Since January 2, 2002, pursuant to Law No. 9,990, and as set forth below, the Brazilian government eliminated price controls for crude oil and oil products, except for the natural gas sold for qualifying thermoelectric plants. This led to increased competition and further price adjustments, as other companies were allowed to participate in the Brazilian market and import and export crude oil, oil products and natural gas to and from Brazil.

Prices remain regulated, however, for certain natural gas sales contracts and electricity.

To permit the taxation of all imported crude oil, oil products and natural gas in conjunction with the opening of the market to all participants, the Brazilian government established an excise tax to be applied with respect to the sale and import of crude oil, oil products and natural gas products (Contribuição de Intervenção no Domínio Econômico, Contribution for Intervention in the Economic Sector, or CIDE). As of May 1, 2004, important changes were made regarding the taxation of oil products sales. The PIS/PASEP tax and the COFINS tax previously ad valorem taxes on imported products, were converted into specific value taxes at the following rates:

Product	Tax Rate (Reais/m3, except LPG/metric ton)
Gasoline	R$261.60
Diesel	148.00
Jet Fuel	71.20
LPG	167.70

For certain trading transaction, the taxpayer may still opt to pay the PIS/PASEP tax and the COFINS as ad valorem taxes.

The specific tax rates for CIDE, and the amounts paid which could be used as credits against PIS/PASEP and COFINS amounts also changed and are now the following:

	CIDE (R$/m3)	PIS/COFINSDeduction
Gasoline	280.0	—
Diesel	70.0	—
Jet Fuel	—	—
Fuel Oil	—	—
LPG	—	—

Since the implementation of the Oil Law in 1997 and through December 31, 2001, the Brazilian oil and gas sector was significantly deregulated and the Brazilian government changed its price regulation policies. Under these regulations, the Brazilian government:

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

Crude Oil and Refined Oil Products

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

Natural Gas

Our natural gas operation is subject to a number of rules, including Portaria No. 3 (relating to the sale of domestic natural gas), Portaria No. 176 (relating to the maximum price for natural gas sold to certain PPT thermoelectric plants) and Portaria No. 45 (relating to the transportation price for domestic natural gas sold to local gas distribution companies).

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

The Petroleum and Alcohol Account

Prior to the deregulation of oil prices in 2002, the Petroleum and Alcohol Account was a special account that reflected the impact on us of the Brazilian government’s regulatory policies for the Brazilian oil industry and its fuel alcohol program. From 2002 onwards, the Petroleum and Alcohol Account only reflects the balances existing at the time of price deregulation plus accrued monetary correction to account for inflation.

Prior to July 29, 1998, this account recorded the difference between the cost established by the Brazilian government and our actual cost for imported crude oil and oil products, as well as the net effects on us of the administration of the FUP and FUPA subsidies and all of the related regulations (the FUP/FUPA programs). For example, if the cost established by the Brazilian government for crude oil and oil products was lower than our actual costs to import these products, the difference would be recorded as a credit owed by the Brazilian government to us in the Petroleum and Alcohol Account.

From July 29, 1998 until December 31, 2001, the Petroleum and Alcohol Account was required to be adjusted by the PPE and certain fuel transportation and other reimbursable costs that had not been phased out. The net impact on us of our fuel alcohol activities was also recorded in the Petroleum and Alcohol Account.

Article 74 of the Oil Law required settlement of the Petroleum and Alcohol Account by the Brazilian government on or before full implementation of price deregulation was completed. This deregulation was phased in over several years and was implemented in full on January 2, 2002. To facilitate the required settlement, on June 30, 1998, the Brazilian government issued National Treasury Bonds-Series H to us, representing the credit owed to us by the Brazilian government from the Petroleum and Alcohol Account. The bonds were placed with a federal depositary to support the balance of this account.

The National Treasury Bonds-Series H matured on June 30, 2004. As of June 30, 2004, there were 138,791 National Treasure Bonds-Series H outstanding in the amount of US$56 million and the balance of the Petroleum and Alcohol Account was US$241 million. On July 2, 2004, the Brazilian Government made a deposit in an account in our name of US$56 million for payment of the bonds. However, only US$3 million of this amount was made available to us. We do not have access to the remaining US$53 million, which represent a partial guarantee of the balance of the Petroleum and Alcohol Account, according to the determination of the Secretaria do Tesouro Nacional (STN). As of December 31, 2003 and 2002, the value of the bonds amounted to US$59 million and US$46 million, respectively. The legal, valid and binding nature of the account is not affected by any difference between the balance of the account and the value of the outstanding bonds.

Certification of the Petroleum and Alcohol Account

The changes in the Petroleum and Alcohol Account in the period from July 1, 1998 to December 20, 2002 are subject to audits by the ANP. The results of the audit will be the basis for settlement of the account with the Brazilian government. The term for settlement of the Petroleum and Alcohol Account had been extended to June 30, 2004, thereby extending the term for certification of the outstanding balance in the Petroleum and Alcohol Account. However, the settlement has not yet occurred.

The ANP/STN Integrated Audit Committee submitted, on June 23, 2004, its final report certifying and approving the balance of the Petroleum and Alcohol Accounts for the period from July 1, 1998 to December 31, 2001, together with monetary restatement through the present date. The conclusion of this audit process for the

Petroleum and Alcohol account, and the parties’ concurrence as to final amount, establishes the basis for concluding the settlement process between the Brazilian government and PETROBRAS.

As defined by Provisional Measure No. 123 dated June 26, 2003, made into Law No. 10.742 dated October 6, 2003, the settlement of accounts should have been completed by June 30, 2004. PETROBRAS has been in contact with the STN with a view to resolving the differences in order to resolve remaining issues between the parties in order to conclude the settlement process as established by Provisional Measure No. 2.181-45, of August 24, 2001.

In accordance with the applicable laws and regulations, and subject to our approval, the settlement of the Petroleum and Alcohol Account may be in the form of:

•	a transfer to us of an amount of National Treasury Bonds-Series H equal to the balance of the Petroleum and Alcohol Account on the settlement date;

•	offset of the remaining balance of the Petroleum and Alcohol Account on the settlement date against other amounts owed by us to the Brazilian government, such as federal taxes payable; or

•	a combination of the foregoing.

The following table summarizes the changes in the Petroleum and Alcohol Account for 2004, 2003 and 2002:

	For the Year Ended December 31,
	2004	2003	2002
	(in millions of U.S. dollars)
Opening balance	$239	$182	$81
Advances (Collections)-PPE	—	—	(6)
Reimbursements to third parties:
Subsidies paid to fuel alcohol producers	—	5	235
Others	—	—	24

Total reimbursements to third parties		5	259

Reimbursements to Petrobras:
Transport of oil products	1	—	(6)
Net result of fuel alcohol commercialization activities(1)		—	—

Total reimbursements to Petrobras	1	—	(6)

Total reimbursements	1	5	253

Financial income	4	10	2
Results of certification/audit process
conducted by the Brazilian government(2)	16	—	(29)
Partial settlement	(3)	—	—
Translation gain (loss)(3)	25	42	(119)

Ending balance	$282	$239	$182

(1)	Recorded as a component of cost of sales.

(2)	For 2002, U.S.$29 million was recorded as a component of other expenses, net.

(3)	Translation gains (losses) are recorded as a component of cumulative translation adjustments.

The U.S.$43 million increase in the balance of the Petroleum and Alcohol Account during 2004 was primarily a result of the audit process conducted by the ANP and the 8.1% appreciation of the Real against the U.S. dollar.

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

With the effectiveness of the Oil Law and the regulations promulgated by the ANP thereunder, concessionaires are required to pay the government the following:

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

CONAMA’s Resolution No. 23 of 1994 requires us to conduct environmental studies in connection with certain of our activities. We must eliminate, mitigate, or compensate the relevant parties for, the adverse environmental effects identified through these studies.

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

In 2004, we invested approximately U.S.$490 million in environmental projects as compared to approximately U.S.$750 million in 2003. These investments were primarily directed at reducing emissions and wastes resulting from industrial processes, managing water use and effluents, remedying impacted areas, obtaining oil collectors for our environmental protection centers and other new equipment to improve our response to emergency situations, implementing new environmental technologies, upgrading our pipelines and providing environmental compensation.

We are subject to a number of administrative proceedings and civil and criminal claims relating to environmental matters. See Item 8. “Financial Information — Legal Proceedings—Environmental Claims.”

Health, Safety and Environmental Initiatives

Initiatives

The protection of human health and the environment is one of our primary concerns, and is essential to our success as an integrated oil, gas and energy company. In order to address and prioritize health, safety and environmental concerns and ensure compliance with environmental regulations, we have:

•	developed the PEGASO program to upgrade our pipelines and other equipment, implement new technologies, improve our emergency response readiness, reduce emissions and residues and prevent environmental accidents. From January 1, 2000 to December 31, 2004, we spent approximately U.S.$3.0 billion under this program, including through the Programa de Integridade de Dutos (Pipeline Integrity Program) through which we conduct inspections of, and improvements to, our pipelines. In 2004, we spent approximately U.S.$594 million in connection with the PEGASO program;

•	proposed the execution of, or entered into, environmental commitment agreements with several environmental protection agencies and/or the federal or state public ministries, in which we agree to undertake certain measures in order to complete the environmental licensing for several of our operating facilities;

•	integrated our corporate health department into the already existing corporate environment and safety department, thereby facilitating the development of systematic, company-wide procedures to handle concerns related to health, safety and the environment, or HSE.

•	established our new HSE policy and corporate guidelines, which focus on principles of sustainable development, compliance with legislation and the availability and use of environmental performance indicators;

•	undertaken capital investments to reduce the HSE risk of our operations, including making improvements to our refineries and transportation facilities and developing and implementing oil pollution prevention guidelines;

•	built nine environmental protection centers and seven advanced bases for oil spill prevention, control and response, established local and regional onshore and offshore contingency plans to deal with oil spills and chartered three dedicated oil spill recovery vessels (OSRVs) fully equipped for oil spill control and fire fighting;

•

received HSE certificates for all our operating units. By December 2004, 57 operating units, 33 in Brazil and 24 abroad, had been certified by the management systems standards ISO 14001 (environment), and BS 8800 or OHSAS 18001 (health and safety), and the Frota Nacional de Petroleiros (National Fleet of Vessels) has been fully certified by the IMO International Management Code for Safe Operation of Ships and for Pollution Prevention (ISM Code) since December 1997). With the integration of our management processes, which is currently being implemented, we will obtain only one ISO 14001 and one OHSAS 18001 certificate for all our Brazilian refineries, fertilizer plants and two downstream corporate units. We expect to obtain such certificate in September 2005;

•	developed the Programa de Segurança de Processo (Process Safety Program) to implement standardized, company-wide guidelines of HSE, effectively investigate incidents and strengthen our institutional commitment to HSE through employee training. As part of this program, we have created a HSE Management Manual;

•	developed an Air Emissions Management System, in conjunction with an international consulting company, for our operations in Brazil and South America. The system gathers information about emissions of sulfur dioxide, nitrogen oxides, carbon monoxide, the main greenhouse gases (carbon dioxide, methane and nitrous oxide) and other chemicals, allowing us to improve the management of our emissions;

•	participated in negotiations conducted by the Brazilian Ministry of Mines and Energy of new regulations of environmental compensation related to the implementation of new projects;

•	participated with the Brazilian Ministry of Mines and Energy and IBAMA in a governmental body created to supervise the implementation of the new planned gas pipelines;

•	participated regularly in the discussion agenda of the Brazilian Ministry of Mines and Energy and the Ministry of the Environment about environmental issues affecting our business;

•	developed and implemented programs to promote the use of renewable energy. In 2004, our Strategic Plan allocated 0.5% of our total capital expenditures to investments in these programs, which included: (1) a pilot wind power plant with an installed capacity of 1.8MW in the State of Rio Grande do Norte; and (2) solar panels to heat water for dressing-rooms at the Gabriel Passos Refinery in Minas Gerais, among others.

In addition, we conduct environmental studies for all new projects as required by Brazilian environmental legislation, and our HSE department evaluates each and every project with a total budget exceeding U.S.$25 million to confirm its compliance with all HSE requirements.

We will continue to evaluate and develop initiatives to address HSE concerns and to reduce our exposure to HSE risks.

Management

We have a HSE Management Committee, which was created by our executive officers to ensure that HSE issues are addressed throughout the company. The committee is composed of executive managers of our different business segments and of directors of our controlled companies. The work of the HSE Management Committee is supported by three permanent subcommittees, two temporary commissions and one temporary work group, each one responsible for a specific HSE issue, such as licensing and environmental compensation and risk assessment.

We have also created an Environmental Committee, which is composed of three members of our Board of Directors, including our Chairman and our Chief Executive Officer. The committee is responsible for, among other things: (1) overseeing and managing environmental and work safety issues affecting us; (2) establishing measurable environmental targets and ensuring compliance; and (3) recommending changes in environmental, health and safety policy, if necessary, to our board of directors. The Environmental Committee charter is still subject to approval by our Board of Directors.

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

In the past, we have faced little competition as a result of the prevailing laws that effectively gave us a monopoly. With the end of this monopoly and full deregulation, other participants may now explore, produce, transport and distribute oil products in Brazil. As a result, some participants have already begun importing refined oil products, which will compete with oil products from our Brazilian refineries, as well as the oil products we currently import. We now have to compete with global imports at international prices. We expect that this additional competition may affect the prices we can charge for our oil products, which in turn will affect the profit we can make. We estimate that we had a market share of approximately 96.7% in the Brazilian oil production segment in 2004. We do not have meaningful competitors in the oil production segment in Brazil. In the oil exploration segment, we estimate that the exploration activities conducted solely by us represented approximately 39.3% of the Brazilian oil exploration market in 2004 and the exploration activities conducted by us in conjunction with other partners represented approximately 46.8% of the oil exploration market in Brazil in 2004. Our main competitors in the oil exploration segment are Agip, Devon, Shell, Maersk, Statoil, Chevron Texaco, Encana and El Paso.

We also expect continued competition in our distribution segment, where we currently face the most significant competition of any of our business segments. In particular, we face competition from small distributors, many of which have been able, and may continue to be able, to avoid paying sales taxes and mix their gasoline with inexpensive solvents, enabling them to sell gasoline at prices below ours. We had a market share of approximately 32.8% in the Brazilian oil distribution segment according to Sindicom, a Brazilian industry association of oil and gas distribution companies. Our main competitors in this segment are Ipiranga, Shell, Esso, and Texaco.

In our natural gas and power segment, we expect competition from new entrants that are acquiring interests in natural gas distribution and thermoelectric generation companies, and existing competitors that are expanding operations in order to consolidate their position in Brazil. We had a market share of approximately 7.7% in the Brazilian natural gas and power segment based on 2004 revenues, according to the Brazilian National Energetic Balance for 2004, or BEN 2004, published by the Ministry of Mines and Energy.

In our international segment, we are planning to continue expanding our operations, although we expect to face continuing competition in the areas in which we are already active, including the Gulf of Mexico, Africa and the Southern Cone. We have already become a major player in some of the countries in which we have international operations. In Argentina, we estimate that we have a market share of 14.7% for auto fuel and 8.1% for lubricants. In Bolivia, we have a market share of 98% of the oil refining market, 25% of the fuel market, and 63% of lubricants.

Insurance

Our insurance programs principally focus on the concentration of risks and the importance and replacement value of assets. Under our risk management policy, risks associated with our principal assets, such as refineries, tankers, our fleet and offshore production and drilling platforms, are insured for their replacement value with third-party Brazilian insurers. Although the policies are issued in Brazil, most of our policies are reinsured abroad with reinsurers rated BBB+ or higher by Standard & Poor’s rating agency or B++ or higher by A.M. Best. Substantially all of our international operations are insured or reinsured by our Bermudian subsidiary Bear Insurance Company Limited following exactly the same rating criteria.

Less valuable assets, such as small auxiliary boats, certain storage facilities, and some administrative installations, are self-insured. We do not maintain coverage for business interruption, except for a minority of our international operations. We also do not maintain coverage for our wells for substantially all of our Brazilian operations.

Since November 2000, we maintain coverage for operational third-party liability with respect to our onshore and offshore activities, including environmental risks such as oil spills. The insurance policy covers any damage resulting from either our or our affiliates’ activities, with the exception of our international activities, which have their own insurance and are therefore not included in this policy. In Brazil, our coverage in this policy is of up to U.S.$250 million per accident in the aggregate (fines imposed by government authorities are not covered). In case of an accident, this coverage may not be sufficient to compensate us for losses incurred. Although we do not insure most of our pipelines, we have insurance against damage or loss resulting from specific incidents, as well as oil pollution from our pipelines.

We also maintain coverage for risks associated with transportation, hull and machinery risk. Since 1999, we have directors and officers insurance coverage. All projects and installations under construction are insured in compliance with the terms of the relevant financing agreements, usually through a performance bond in connection with completion of the contract and/or other damage and liability insurance.

The premium for renewing our property risk insurance policy for a 12-month period commencing June 2004 was U.S.$25.2 million. This represented a decrease of 21% over the preceding 12-month period. The decrease was primarily due to a change in the insurance market which became more competitive and a better perception of our risk by the market due to our risk management and HSE policies. In the same period, the insured value of our assets increased by 28%, from U.S.$20.8 billion to U.S.$26.6 billion. Since 2001, our risk retention has increased and our deductibles may reach U.S.$20 million in certain cases.

Our facilities are regularly subject to risk surveys undertaken by international risk consultants. The reports and recommendations prepared in these surveys are made public, as well as the actions taken by us to meet these recommendations. All the significant accidents and their causes, as well as the improvements we make to our HSE standards are periodically released to the public.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s Discussion and Analysis of Petrobras’ Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-2 of this annual report.

Overview

We earn income from:

•	domestic sales, which mainly consists of sales of oil products (such as gasoline, diesel fuel, jet fuel, fuel oil, naphtha and liquefied petroleum gas), natural gas, petrochemical products and electricity;

•	export sales, which consist primarily of sales of crude oil and oil products;

•	international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are produced and refined abroad; and

•	other sources, including services, investment income and foreign exchange gains.

Our expenses include:

•	costs of sales (which is comprised of labor expenses, costs of operating and purchases of crude oil and oil products); maintaining and repairing property, plants and equipment; depreciation and amortization of fixed assets and depletion of oil fields; and costs of exploration;

•	selling (which include expenses for transportation and distribution of our products), general and administrative expenses; and

•	interest expense and foreign exchange losses.

Year to year fluctuations in our income are the result of a combination of factors, including:

•	the volume of crude oil, oil products and natural gas we produce and sell;

•	changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

•	related changes in domestic prices of crude oil and oil products, which are denominated in Reais;

•	Brazilian political and economic conditions;

•	fluctuations in the Real/U.S. dollar and Argentine Peso/U.S. dollar exchange rates; and

•	the amount of taxes and duties that we are required to pay with respect to our operations, by virtue of our status as a Brazilian company and our involvement in the oil and gas industry.

Sales Volumes and Prices

The profitability of our operations in any particular accounting period is related to the sales volume of, and prices for, the crude oil, oil products and natural gas that we sell. Our consolidated net sales in 2004 totaled approximately 989,719 million barrels of crude oil equivalent, representing U.S.$37,452 million in net operating revenues, as compared to approximately 923,481 million barrels of crude oil equivalent, representing U.S.$30,797 million in net operating revenues in 2003 and approximately 911,817 million barrels of crude oil equivalent and U.S.$22,612 million in net operating revenues in 2002.

As a vertically integrated company, we process most of our crude oil production in our refineries and sell the refined oil products primarily in the Brazilian domestic market. Therefore, it is oil product prices, rather than crude oil prices, that most directly affect our financial results.

Oil product prices vary over time as the result of many factors, including the price of crude oil. The average prices of Brent crude, an international benchmark oil, were approximately U.S.$38.21 in 2004, U.S.$28.84 per barrel for 2003 and U.S.$25.02 per barrel for 2002. For December 2004, Brent crude oil prices averaged U.S.$39.53 barrel, but during 2005 (through February), Brent crude oil prices have increased, averaging U.S.$44.88 per barrel. This increase in average crude oil prices also affected international prices for oil products.

Domestic Sales Volumes and Prices

During 2004, approximately 72.5% of our net operating revenues were derived from sales of crude oil and oil products in Brazil, as compared to 73.9% in 2003 and 76.0% in 2002. As export volumes of crude oil and oil products have increased, domestic sales as a percentage of net operating revenues have declined.

Our revenues are principally derived from sales in Brazil. The following table sets forth our domestic sales by volume of oil products, natural gas and fuel alcohol for each of 2004, 2003 and 2002:

	For the Year Ended December 31,
	2004			2003			2002
	Volume	Net Average Price	Net Operating Revenues	Volume	Net Average Price	Net Operating Revenues	Volume	Net Average Price	Net Operating Revenues
	(Mbbl, except as otherwise noted)	(U.S.$)(1)	(U.S.$ in millions)	(Mbbl, except as otherwise noted)	(U.S.$)(1)	(U.S.$ in millions)	(Mbbl, except as otherwise noted)	(U.S.$)(1)	(U.S.$ in millions)
Energy products:
Automotive gasoline	100,712	$41.59	$4,188	94,364	$38.28	$3,612	97,642	$26.94	$2,630
Diesel	240,237	44.64	10,725	219,622	40.64	8,925	228,626	28.01	6,404
Fuel oil	39,654	28.45	1,128	43,475	27.92	1,214	48,069	20.12	967
Liquid petroleum gas	79,982	28.14	2,166	73,575	27.07	1,992	77,522	19.80	1,535

Total energy products	457,584		18,207	431,036		15,743	451,859		11,536

Non-energy products:
Petrochemical naphtha	57,595	42.28	2,435	57,291	32.03	1,835	58,587	23.09	1,353
Others	77,652	41.96	3,258	73,901	33.69	2,490	90,686	24.87	2,255

Total non-energy products	135,247		5,693	131,192		4,325	149,273		3,608

Fuel alcohol	455	31.87	14	458	39.30	18	2,082	29.30	61
Natural gas (BOE)	77,310	18.61	1,439	64,517	18.94	1,222	56,876	12.92	735

Sub-total	670,596	37.81	25,353	627,203	33.97	21,308	660,090	24.15	15,940

Distribution net sales	182,327	57.36	10,458	158,635	50.39	7,994	170,609	38.35	6,543
Intercompany net sales	(164,730)	52.62	(8,668)	(143,339)	45.63	(6,541)	(158,041)	33.55	(5,302)

Total domestic market	688,193	39.44	27,143	642,498	35.43	22,761	672,658	25.54	17,181
Export net sales	186,221	31.80	5,923	192,545	27.71	5,335	202,003	22.82	4,610
International net sales	83,800	33.89	2,840	65,241	30.26	1,974	28,787	20.42	588
Others	31,504	39.18	1,234	23,197	28.84	669	8,370	19.71	165
Sub-Total	301,256	33.15	9,997	280,983	28.39	7,978	239,159	22.43	5,363
Services	—	—	312	—	—	57	—	—	68

Consolidated net sales	989,719		37,452	923,481		$30,797	911,817		$22,612

(1)	Net average price calculated by dividing net sales price by the volume for the year.

During 2004, we announced three increases in gasoline and diesel prices due to the elevated prices of crude oil and oil products on the international market. The price increases in the charts below reflect the increases in billing at Petrobras refineries, without ICMS.

Price increase announced on June 15, 2004:

	Percentage Increase in Price
	(without CIDE and PIS/COFINS taxes)	(with CIDE and PIS/COFINS taxes)
Gasoline	10.8%	6.1%
Diesel	10.6%	8.2%

Price increase announced on October 15, 2004:

	Percentage Increase in Price
	(without CIDE and PIS/COFINS taxes)	(with CIDE and PIS/COFINS taxes)
Gasoline	4.0%	2.4%
Diesel	6.0%	4.8%

Price increase announced on November 26, 2004:

	Percentage Increase in Price
	(without CIDE and PIS/COFINS taxes)	(with CIDE and PIS/COFINS taxes)
Gasoline	7.0%	4.2%
Diesel	10.0%	8.0%

Export Sales Volumes and Prices

While our principal market is the Brazilian market, as our domestic production of crude oil has increased, we have begun to export greater amounts of crude oil and oil products that exceed Brazilian demand. We also export volumes of domestically produced heavy crude oil that our refineries are unable to process operationally or economically. See Item 4. “Information on the Company—Refining, Transportation and Marketing.” Our export volumes of crude oil and oil products totaled 186,221 million barrels of crude oil equivalent in 2004, as compared to

192,545 million barrels of crude oil equivalent in 2003 and 202,003 million barrels of crude oil equivalent in 2002. We base our crude oil export prices on international prices, as adjusted to reflect specific market conditions. We determine export prices of our oil products and natural gas by reference to market conditions, as well as direct negotiations with our clients. As a result of an increase in average prices for export sales of crude oil and oil products, partially offset by a decrease in the volume of exports, the total value of our crude oil and oil product exports (measured on a free-on-board basis) in 2004 was U.S. $5,923 million, as compared to U.S.$5,335 million in 2003 and U.S.$4,610 million in 2002, representing approximately 15.8% of our net operating revenues in 2004, as compared to 17.3% in 2003 and 19.9% in 2002. See Item 4. “Information on the Company—Refining, Transportation and Marketing-Exports.”

International Volumes and Prices

We produce, refine, transport, distribute and market crude oil and natural gas internationally. Sales from production outside Brazil to sources outside Brazil were U.S.$2,840 million in 2004, U.S.$1,974 million in 2003 and U.S.$588 million in 2002, representing approximately 7.6% of our net operating revenues in 2004, as compared to 6.4% in 2003 and 2.6% in 2002. We expect our international sales to continue growing as our international production continues to grow and we increase our refining and distribution capacity abroad. See Item 4. “Information on the Company—International.”

Import Purchase Volumes and Prices

We continue to import lighter crude oil for blending in our own refineries, as well as smaller quantities of diesel, liquefied petroleum gas, naphtha and other oil products, to attend the demand of the Brazilian retail market. We have continuously upgraded our refineries to handle heavier crude oil in order to reduce our purchases of imported crude oil and oil products by refining a greater portion of our heavier crude oil production. This has positively affected the margin between our net operating revenues and cost of goods sold, since it is less expensive to produce crude oil domestically than it is to import crude oil. However, in 2004 the margin between our net operating revenues and cost of goods sold was lower than in 2003 as a result of an increase of imported crude oil to 155 million barrels in 2004 from 116 million barrels in 2003. This increase was mainly due to the growth of demand of oil products in Brazil that could not be met by our own crude oil production, which decreased in 2004 as compared to 2003. As we further upgrade our refineries to handle larger quantities of our heavy crude oil, our level of imports will tend to decrease. Our imports of crude oil had decreased to 116.1 million barrels in 2003, as compared to 117.6 million barrels of crude oil in 2002.

Prior to December 31, 2001, we were the only company permitted to import oil products to supply the Brazilian market’s demand for these products. Now that other parties are permitted by law to import oil products and supply the market, we continue to reevaluate our strategy in order to achieve an optimal level of imports for our profitability. We imported a total of 40.1 million barrels of oil products in 2004, as compared to 44.5 million barrels of oil products in 2003 and 78.5 million barrels in 2002. See Item 4. “Information on the Company—Refining, Transportation and Marketing-Imports.”

Effect of Taxes on our Income

General

In addition to collecting sales and value-added taxes, such as the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS, on behalf of federal and state governments, we pay three principal taxes on our oil producing activities in Brazil:

•	Royalties, which generally correspond to a percentage between 5% and 10% of production, are calculated based on a reference price for crude oil or natural gas, and will thus vary with the international price of crude oil. The ANP also takes into account the geological risks involved, and productivity levels expected, with respect to a particular concession. Virtually all of our crude oil production is currently taxed at the maximum royalty rate.

•	Special Participation Tax, which applies to our larger, more profitable fields, and ranges from 0% to 40% depending on the volumes of crude oil produced in the fields, the location of the fields (including whether they are onshore or offshore), water depth and number of years that the field has been in production. In 2004, the tax was charged on 17 of our fields, including Marlim, Albacora, Roncador, Leste do Urucu, Rio Urucu, Canto do Amaro, Marimbá, Marlim Sul, Namorado, Carapeba, Pampo, Bicudo, Espadarte, Fazenda Alegre, Miranga, Carmópolis e Bijupirá. The tax is based on net revenues of a field, which consists of gross revenues less royalties paid, investments in exploration, operational costs and depreciation adjustments and applicable taxes. The Special Participation Tax uses as a reference international oil prices converted to Reais at the current exchange rate.

•	Rental Tax, which is a tax payable on those concessions that are available for exploration and production, and is calculated at a rate established by the ANP, taking into consideration factors such as the location and size of the relevant concession block, the sedimentary basin and its geological characteristics.

These taxes imposed by the Brazilian government are included in our cost of goods sold, and therefore have a significant effect on our total lifting costs. Additionally, we are subject to tax on our income at an effective rate of 25% and a social contribution tax at an effective rate of 9%, the standard corporate tax rate in Brazil. See Note 4 to our audited consolidated financial statements.

Potential Change in ICMS Legislation

In June 2003, the State of Rio de Janeiro enacted a law (State Law nº 4.117, dated June, 27th, 2003, also known as “Noel Law”) imposing the Imposto sobre Circulação de Mercadorias e Serviços (state sales tax, or ICMS) on upstream activities. The law was regulated by Decree nº 34.761, which was suspended by Decree nº 34.783 of February 4th, 2004, for an undetermined period of time. Nevertheless, the State of Rio de Janeiro may choose to enforce the law at any time.

The constitutionality of this law is currently being challenged at the Brazilian Supreme Court (Supremo Tribunal Federal – STF). The claim was filed by the Federal Prosecutor and the Attorney General has given a favorable legal opinion. The Supreme Court did not suspend the effectiveness of the law.

In accordance with legislation currently in force, the ICMS for fuels derived from oil is assessed at the point of sale but not at the wellhead level. As a result, the tax is mainly collected in the states where the sales of fuels are made. If the State of Rio de Janeiro enforces the new law, it is unlikely that the other states would allow us to use the tax imposed at the wellhead level in Rio de Janeiro as a credit to offset the tax imposed at the sale level. Therefore, we would have to pay ICMS at both levels, unless we were successful in challenging this tax in court. If the supreme court decides that this law is constitutional, our ability to challenge the payment of ICMS at both levels will depend on the ground of the Supreme Court’s decision.

We estimate the amount of ICMS that we would be required to pay to the State of Rio de Janeiro could increase by approximately R$5.85 billion (U.S.$2.0 billion) per year as a result of this change in legislation. This increase could have a material adverse effect on our results of operations and financial condition.

Financial Income and Expense

We derive financial income primarily from interest on cash and cash equivalents. The bulk of our cash equivalents are short- term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold substantial balances in U.S. dollar deposits.

Our financial income was U.S.$911 million in 2004, U.S.$602 million in 2003 and U.S.$1,142 million in 2002.

We incur financial expenses from short and long-term debt denominated in U.S. dollars, Reais and other currencies. Our financial expenses were U.S.$1,733 million in 2004, U.S.$1,247 million in 2003 and U.S.$774 million in 2002. In addition, we capitalized U.S.$267 million in interest in 2004, as compared to U.S.$184 million in 2003 and U.S.$139 million in 2002.

Inflation and Exchange Rate Variation

Inflation

Since the introduction of the Real as the new Brazilian currency in July 1994, inflation in Brazil has remained relatively limited, although it increased markedly in 2002. Inflation was 12.1% in 2004, 7.7% in 2003 and 26.4% in 2002, as measured by the IGP-DI, a general price index. Inflation has had, and may continue to have, effects on our financial condition and results of operations. A large percentage of our total costs are in Reais, and our suppliers and service providers generally attempt to increase their prices to reflect Brazilian inflation. These increases are counteracted by the adjustments that we make to our prices to offset the effects of inflation and an appreciation of the U.S. dollar against the Real.

Exchange Rate Variation

Since we adopted the Real as our functional currency in 1998, fluctuations in the value of the Real against the U.S. dollar, particularly devaluations of the Real, have had, and will continue to have, multiple effects on our results of operations. Our reporting currency for all periods is the U.S. dollar. We maintain our financial records in Reais, and translate our statements of operations into U.S. dollars at the average rate for the period. The amounts reported in our statements of operations in any given period will be reduced at the same rate as the Real has devalued in relation to the U.S. dollar during that period. During 2004, there was a 8.1% appreciation of the Real against the U.S. dollars, as compared to a 18.2% appreciation in 2003 and a 52.3% devaluation in 2002.

Virtually all of our sales are of crude oil or oil products, which generally trade freely in the international markets at prices expressed in U.S. dollars. From July 1998 through the end of 2001, our net operating revenues reflected changes in the U.S. dollar/Real exchange rate, with a one month delay, because the formula used by the government to set realization prices for crude oil and oil products included adjustments based on exchange rate variations. See Item 4. “Information on the Company—Regulation of the Oil and Gas Industry in Brazil—Price Regulation.” Since January 2, 2002, when prices were deregulated, we have been free to establish prices for our products based on market conditions and have generally been able to maintain parity with international prices. As a result, although substantially all of our revenues are in Reais, they have been, and continue to be, linked to U.S. dollar-based international prices. When the Real depreciates against the U.S. dollar, assuming international prices remain constant in U.S. dollars, we may increase the prices for our products in Reais, in which case our net operating revenues in Reais increase. An increase in our Reais net operating revenue, however, is not reflected in our net operating revenue when reported in U.S. dollars.

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

In recent periods, the exchange rate variation has had the following additional effects, among others, on our financial condition and results of operations:

•	We record the remeasurement effects of our non-Reais denominated assets and liabilities held in Brazil (e.g., cash, cash equivalents and financial obligations) in our statements of income. Primarily because of our substantial liabilities denominated in foreign currency, we recorded a U.S.$368 million net foreign exchange gain in our 2004 statement of income, compared to a U.S.$2,433 million net foreign exchange gain in 2003 and a U.S.$2,156 million net foreign exchange loss in 2002. To the extent these losses are not recognized in a transaction (such as the repayment of the debt in the period in which there is a devaluation), the foreign exchange gain is added back for purposes of determining our cash flow;

•

Our other assets and liabilities in Brazil, primarily accounts receivable, inventories and property, plant and equipment, cash and cash equivalents and government securities, pension plan liabilities, health care benefits and deferred income taxes, are all translated into U.S. dollars. Therefore, any depreciation (appreciation) of the Real against the U.S. dollar will be reflected as a reduction (gain) in the U.S. dollar value of those assets and liabilities, charged directly to shareholders’ equity. These currency translation effects are beyond our control. Accordingly, we recorded a U.S.$1,911 million credit directly to shareholders’ equity in our statement of changes in shareholders’ equity for 2004, without affecting net income, to reflect the appreciation of the Real against the U.S. dollar of approximately 8.1%, as compared to a credit of U.S.$2,856 million in 2003 to reflect the appreciation of 18.2% and a charge of U.S.$5,452 million in 2002 to reflect the devaluation of 52.3%.

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

Results of Operations

The differences in our operating results from year to year occur as a result of a combination of factors, including primarily: the volume of crude oil, oil products and natural gas we produce and sell, the price at which we sell our crude oil, oil products and natural gas and the differential between the Brazilian inflation rate and the depreciation or appreciation of the Real against the U.S. dollar. The table below shows the amount by which each of these variables has changed during the last three years:

	2004	2003	2002
Crude Oil and NGL Production (Mbpd)
Brazil	1,493	1,540	1,500
International	168	161	35
Total Crude Oil and NGL Production	1,661	1,701	1,535
Change in Crude Oil and NGL Production	(2.4)%	10.8%	11.3%
Average Sales Price for Crude (bpd in U.S.$)
Brazil	$33.49	$27.01	$22.30

International	$26.51	$23.77	$23.00

Natural Gas Production (Mmcfpd)
Brazil	1,590	1,500	1,512
International	564	510	138
Total Natural Gas
Production	2,154	2,010	1,650
Change in Natural Gas Production (sold only)	7.2%	21.8%	7.0%
Average Sales Price for Natural Gas (Mcf in U.S.$)
Brazil	1.93	1.79	1.22
International	1.17	1.26	1.34
Year End Exchange Rate	2.65	2.89	3.53
Appreciation (Devaluation) during the year	8.1%	18.2%	(52.3)%
Inflation Rate (IGP-DI)	12.1%	7.7%	26.4%

Results of Operations for the year ended December 31, 2004 (“2004”) compared to the year ended December 31, 2003 (“2003”).

The comparison between our results of operations for 2004 and 2003 has been affected by the 4.8% decrease in the average Real/U.S. dollar exchange rate for 2004 as compared to the average Real/U.S. dollar exchange rate for 2003. For ease, we refer to this change in the average exchange rate as the “4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.”

Revenues

Net operating revenues increased 21.6% to U.S.$37,452 million for 2004, as compared to U.S.$30,797 million for 2003. This increase was primarily attributable to an increase in prices of our products, both in the domestic market and outside Brazil, an increase in sales volume in the domestic market, and the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.

Consolidated sales of products and services increased 21.7% to U.S.$51,954 million for 2004, as compared to U.S.$42,690 million for 2003, primarily due to the increases mentioned immediately above.

Included in sales of products and services are the following amounts that we collected on behalf of the federal or state governments:

•	Value-added and other taxes on sales of products and services and social security contributions. These taxes increased 23.2% to U.S.$11,882 million for 2004, as compared to U.S.$9,644 million for 2003, primarily due to the increase in prices and sales volume of our products and services; and

•	CIDE, the per-transaction tax due to the Brazilian government, which increased 16.5% to U.S.$2,620 million for 2004, as compared to U.S.$2,249 million for 2003. This increase was primarily attributable to the increase in sales volume of our products and services and to the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.

Cost of sales

Cost of sales for 2004 increased 31.7% to U.S.$20,303 million, as compared to U.S.$15,416 million for 2003. This increase was principally a result of:

•	a U.S.$2,037 million increase in the cost of imports due to higher prices and a greater volume of imports;

•	a U.S.$775 million increase in costs associated with a 6.6% increase in our domestic sales volumes;

•	a U.S.$644 million increase in costs of certain thermoelectric plants, whose financial statements we have been consolidating line by line since January 1, 2004, as a result of the adoption of FIN 46;

•	a U.S.$556 million increase in costs associated with our international trading activities, due to increases in volume and prices from offshore operations, conducted by PIFCo;

•	a U.S.$495 million increase in taxes and charges imposed by the Brazilian government totaling U.S.$3,576 million for 2004, as compared to U.S.$3,081 million for 2003, including an increase in the special participation charge (an extraordinary charge payable in the event of high production and/or profitability from our fields) to U.S.$1,883 million for 2004, as compared to U.S.$1,625 million for 2003, as a result of higher international oil prices;

•	a U.S.$354 million increase in costs associated with the full consolidation of PEPSA and PELSA; and

•	the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.

Depreciation, depletion and amortization

We calculate depreciation, depletion and amortization of exploration and production assets on the basis of the units of production method. Depreciation, depletion and amortization expenses increased 39.0% to U.S.$2,481 million for 2004, as compared to U.S.$1,785 million for 2003. This increase was primarily attributable to the following:

•	an increase of approximately U.S.$331 million resulting from higher depreciation principally associated with the Dourado, Roncador, Marlim Sul and Jubarte Fields as a result of increased property, plant and equipment (PP&E) expenditures;

•	an increase of approximately U.S.$156 million resulting from the full consolidation of PEPSA and PELSA; and

•	the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.

Exploration, including exploratory dry holes

Exploration costs, including exploratory dry holes increased 19.7% to U.S.$613 million for 2004, as compared to U.S.$512 million for 2003. This increase was primarily attributable to the following:

•	an increase of U.S.$165 million in dry holes expenses, including U.S.$72 million associated with the write-off of signature bonuses in Angola;

•	an increase of U.S.$56 million in geological and geophysical expenses;

•	an increase of approximately U.S.$29 million resulting from the full consolidation of PEPSA and PELSA; and

•	the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.

These increases were partially offset by a decrease of U.S.$196 million due to a revision in the estimated expenses for dismantling oil and gas producing areas and future well abandonment.

Impairment of oil and gas properties

For 2004, we recorded an impairment charge of U.S.$65 million, as compared to an impairment charge of U.S.$70 million for 2003. The impairment charge in 2004 related to capital expenditures for Brazilian fields in production, but with only marginal reserves. We also recorded an impairment charge of U.S.$13 million due to goodwill assessment. In 2003, the impairment charge was related to certain of our oil and gas producing properties in Brazil, Colombia and Angola. These charges were recorded based upon our annual assessment of these fields using prices consistent with those used in our overall strategic plan and discounted at a rate of 10%, a rate consistent with the rate used for internal project valuations.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 38.7 % to U.S.$2,901 million for 2004, as compared to U.S.$2,091 million for 2003.

Selling expenses increased 51.4% to U.S.$1,544 million for 2004, as compared to U.S.$1,020 million for 2003. This increase was primarily attributable to the following:

•	an increase of U.S.$368 million in expenses mainly associated with the transportation costs of oil products. A portion of these expenses were previously classified as “cost of sales” in 2003;

•	an increase of approximately U.S.$33 million in selling expenses resulting from the full consolidation of PEPSA and PELSA;

•	an increase of approximately U.S.$33 million in selling expenses resulting from the charge for doubtful accounts; and

•	the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.

General and administrative expenses increased 26.7% to U.S.$1,357 million for 2004, as compared to U.S.$1,071 million for 2003. This increase was primarily attributable to the following:

•	the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003;

•	an increase of approximately U.S.$110 million in expenses related to technical consulting services in connection with our increased outsourcing of selected non-core general activities;

•	an increase of approximately U.S.$45 million resulting from the full consolidation of PEPSA and PELSA; and

•	an increase of approximately U.S.$72 million in employee expenses due to the increase in our workforce and salaries; and an increase in the actuarial calculations relating to future health care and pension benefits.

Research and development expenses

Research and development expenses increased 23.4% to U.S.$248 million for 2004, as compared to U.S.$201 million for 2003. This increase was primarily related to additional investments in programs for environmental safety, deepwater and refining technologies of approximately U.S.$36 million and to the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.

Other operating expenses

Other operating expenses decreased 20.6% to an expense of U.S.$259 million for 2004, as compared to an expense of U.S.$326 million for 2003.

The charges for 2004 were:

•	a U.S.$110 million expense for idle capacity from thermoelectric power plants;

•	a U.S.$85 million expense for unscheduled stoppages of plant and equipment; and

•	a U.S.$64 million increase in contractual losses from compliance with our ship or pay commitments with respect to our investments in the OCP pipeline in Ecuador.

The charges for 2003 were:

•	a U.S.$173 million expense for unscheduled stoppages of plant and equipment;

•	a U.S.$97 million provision for expected losses on the sale of property, plant and equipment related to offshore production; and

•	a U.S.$56 million increase in losses associated with our ship or pay commitments related to the OCP pipeline in Ecuador.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies increased 22.0% to a gain of U.S.$172 million for 2004, as compared to a gain of U.S.$141 million for 2003, due primarily to a U.S.$21 million gain as a result of the consolidation of PEPSA and PELSA and their equity method investees for the full year in 2004, as opposed to approximately seven months in 2003.

Financial income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income increased 51.3% to U.S.$911 million for 2004 as compared to U.S.$602 million for 2003. This increase was primarily attributable to fair value adjustments on gas hedge transactions, which was partially offset by a decrease in financial interest income from short-term investments due to higher investments in securities indexed to the U.S. dollar in 2004 when compared to 2003, resulting in lower income due to the effect of the 8.1% appreciation of the Real against the U.S. dollar during 2004, as compared to the 18.2% appreciation of the Real against the U.S. dollar during 2003. A breakdown of financial income and expenses is shown in Note 14 to our audited consolidated financial statements for the year ended December 31, 2004.

Financial expense

Financial expense increased 39.0% to U.S.$1,733 million for 2004, as compared to U.S.$1,247 million for 2003. This increase was primarily attributable to an increase of approximately U.S.$233 million in financial expenses resulting from PEPSA’s hedge operations; as well as a loss of U.S.$137 million on repurchases of our own securities.

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net generated a gain of U.S.$450 million for 2004, as compared to a gain of U.S.$509 million for 2003. The decrease in monetary and exchange variation on monetary assets and liabilities, net is primarily attributable to the effect of the 8.1% appreciation of the Real against the U.S. dollar during 2004, as compared to the 18.2% appreciation of the Real against the U.S. dollar during 2003.

Employee benefit expense

Employee benefit expense consists of financial costs associated with expected pension and health care costs. Our employee benefit expense increased 9.2% to U.S.$650 million for 2004, as compared to U.S.$595 million for 2003. This increase in costs was primarily attributable to an increase of U.S.$25 million from the annual actuarial calculation of our pension and health care plan liability and to the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.

Other taxes

Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, increased 32.1% to U.S.$440 million for 2004, as compared to U.S.$333 million for 2003. This increase was primarily attributable to the following:

•	an increase of U.S.$37 million in the CPMF, a tax payable in connection with certain financial transactions;

•	an increase of U.S.$22 million in taxes related to our international activities;

•	an increase of U.S.$18 million in the PASEP/COFINS taxes on financial income, due to an increase in the COFINS tax rate from 3.0% to 7.6% beginning February 1, 2004; and

•	the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.

Other expenses, net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets, general advertising and marketing expenses and certain other non-recurring charges. Other expenses, net decreased to an expense of U.S.$357 million for 2004, as compared to an expense of U.S.$700 million for 2003.

The most significant charges for 2004 were:

•	a U.S.$262 million expense for institutional relations and cultural projects;

•	a U.S.$87 million expense for legal liability and contingencies related to pending lawsuits; and

•	a U.S.$46 million provision for tax assessments received from the Instituto Nacional de Seguridade Social (National Social Security Institute, or INSS). See Item 8. “Financial Information – Legal Proceedings” and Note 21 to our audited consolidated financial statements for the year ended December 31, 2004.

The most significant charges for 2003 were:

•	a U.S.$198 million expense for institutional relations and cultural projects;

•	a U.S.$183 million loss related to our investments in certain thermoelectric power plants resulting from our contractual obligations to cover losses when decreased demand for power and electricity resulted in lower prices;

•	a U.S.$130 million expense for legal liability and contingencies related to pending lawsuits. See Note 21 to our audited consolidated financial statements for the year ended December 31, 2004;

•	a U.S.$114 million expense for a lower of cost or market adjustment with respect to turbines we expected to use in connection with our thermoelectric projects, but which we did not use for such projects; and

•	a U.S.$55 million provision for tax assessments received from the INSS.

Income tax (expense) benefit

Income before income taxes, minority interest and accounting changes increased 1.8% to U.S.$8,935 million for 2004, as compared to U.S.$8,773 million for 2003. The income tax expense decreased 16.2% to U.S.$2,231 million for 2004, as compared to an expense of U.S.$2,663 million for 2003, primarily due to the additional tax benefits related to interest on shareholders’ equity that amounted to U.S.$650 million for 2004, as compared to U.S.$364 million for 2003.

The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is shown in Note 4 to our audited consolidated financial statements for the year ended December 31, 2004.

Cumulative effect of change in accounting principle

As of January 1, 2003, we generated a gain of U.S.$697 million (net of U.S.$359 million of taxes) resulting from the adoption of SFAS No. 143 – Accounting for Asset Retirement Obligations. The adjustment was due to the difference in the method of accruing end of life asset retirement obligations under SFAS 143, as compared with the method required by SFAS 19 – Financial Accounting and Reporting by Oil and Gas Producing Companies.

Increase of authorized capital

The General Extraordinary Shareholders Meeting, held in conjunction with the General Ordinary Meeting on March 29, 2004, approved an increase in authorized capital from R$30 billion (U.S.$10.4 billion) to R$60 billion (U.S.$20.8 billion).

Natural gas derivative contract

In connection with a long-term contract to buy gas (Gas Supply Agreement or “ the GSA”) to supply thermoelectric plants and for other uses in Brazil, we entered into a contract, effective October 2002, with a gas producer that constituted a derivative financial instrument under SFAS 133. This contract, the Natural Gas Price Volatility Reduction Contract (or PVRC), matures in 2019 and was executed with the purpose to reduce the volatility of price respective to the GSA.

At inception, the PVRC had a positive value to us of U.S.$169 million, which is deemed a deferred purchase incentive and is being amortized into income on the basis of the volumes anticipated under the PVRC. The liability was U.S.$153 million at December 31, 2004 and generated a gain in the amount of U.S.$11 million, net of deferred tax effect of U.S.$5 million.

The PVRC is being accounted for under SFAS 133 as a derivative instrument, since the Company did not satisfy the documentation required for hedge accounting, and is being marked to its calculated fair value with changes in such value recognized in income. As of December 31, 2004, we recorded a derivative asset based on the fair value calculation in the amount of U.S.$635 million, and a mark-to-market gain in the amount of U.S.$365 million, net of deferred tax effect of US$188 million.

See Note 23 to our audited consolidated financial statements for the year ended December 31, 2004.

Results of Operations for the year ended December 31, 2003 (“2003”) compared to the year ended December 31, 2002 (“2002”).

The comparison between our results of operations has been impacted by the Real’s appreciation against the U.S. dollar, due to the fact that the average Real/U.S. dollar exchange rate for 2003 was 5.2% lower than the average exchange rate for 2002.

Revenues

Net operating revenues increased 36.2% to U.S.$30,797 million for 2003, as compared to net operating revenues of U.S.$22,612 million for 2002. This increase was primarily attributable to the alignment of prices of certain oil products in the Brazilian market with international prices of such products at the end of 2002. The increase in net operating revenues was also attributable, to a lesser extent, to an increase in sales volume outside Brazil (international sales), which includes sales conducted by PEPSA and PELSA. This increase was partially offset by a 4.4% reduction in sales volume in the domestic market, primarily due to a decrease in Brazilian consumer demand. See “—Sales Volumes and Prices—Domestic Sales Volumes and Prices.”

Our consolidated sales of products and services increased 29.4% to U.S.$42,690 million for 2003, as compared to U.S.$32,987 million for 2002.

Included in sales of products and services are the following amounts which we collected on behalf of the federal or state governments:

•	Value-added and other taxes on sales of products and services and social security contributions. These taxes increased 24.6% to U.S.$9,644 million for 2003, as compared to U.S.$7,739 million for 2002, primarily due to the increase in sales of products and services; and

•	CIDE, an excise tax payable to the Brazilian government, which decreased 14.7% to U.S.$2,249 million in 2003, as compared to U.S.$2,636 million in 2002. This decrease was primarily attributable to the effect of the 5.2% decrease in the value of the Real against the U.S. dollar in 2003, as compared to 2002.

Cost of sales

Cost of sales for 2003 increased 34.0% to U.S$15,416 million, as compared to U.S.$11,506 million for 2002. This increase was principally a result of:

•	an increase in taxes and charges imposed by the Brazilian government, which amounted to U.S.$3,081 million in 2003 as compared to U.S.$2,014 million in 2002. These taxes and charges included the special participation charge (an additional charge payable in the event of high production and/or profitability from our fields), which increased to U.S.$1,625 million in 2003, as compared to U.S.$917 million in 2002, as a result of our increased production of crude oil during 2003, the inclusion of the Canto do Amaro and Roncador fields as fields subject to the special participation tax and the increase in domestic reference prices for domestic crude oil;

•	a net increase in cost of sales outside Brazil, excluding PEPSA and PELSA, of approximately U.S.$800 million, attributable to an increase in our sales volume, lifting costs and prices in the international markets;

•	a net increase of U.S.$634 million attributable to increased consumption of materials and maintenance services at ocean terminals, higher expenses associated with oil transport lines, including equipment and installation that provide operational support for these activities, and salaries, benefits and charges incurred in connection with salary readjustments for our larger workforce;

•	a U.S.$561 million increase in the cost of imports primarily attributable to the increase of crude oil and oil product prices in the international markets; and

•	a U.S.$431 million increase in costs associated with the consolidation of PEPSA and PELSA.

These increases were partially offset by:

•	a decrease of approximately U.S.$379 million in cost of sales related to the 4.4% reduction in our domestic sales volumes; and

•	a decrease of U.S.$39 million in costs of sales as expressed in U.S. dollars caused by the 5.2% decrease in the value of the Real against the U.S. dollar in 2003, as compared to 2002.

Depreciation, depletion and amortization

Depreciation, depletion and amortization relating to exploration and production assets are calculated on the basis of the units of production method. Depreciation, depletion and amortization expenses decreased 7.5% to U.S.$1,785 million for 2003, as compared to U.S.$1,930 million for 2002. This decrease was primarily attributable to the 5.2% decrease in the value of the Real against the U.S. dollar in 2003, as compared to 2002, and to the effect of the adoption of SFAS 143 in 2003. In 2002, U.S.$281 million in abandonment costs were recognized as depreciation, depletion and amortization in accordance with SFAS 19. In 2003, as a result of the adoption of SFAS 143, depreciation on the asset retirement obligation was recorded under depreciation, depletion and amortization, while accretion expense was recorded under exploration, including exploratory dry holes. See “—Impact of New Accounting Standards—SFAS 143.” This change resulted in U.S.$21 million in abandonment costs being recognized as depreciation, depletion and amortization in 2003. The decrease in depreciation, depletion and amortization, was partially offset by an increase of depreciation, depletion and amortization expenses of approximately U.S.$182 million incurred in connection with the activities of PEPSA and PELSA.

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

Selling, general and administrative expenses

Selling, general and administrative expenses increased 20.1% to U.S.$2,091 million for 2003, as compared to U.S.$1,741 million for 2002.

•	Selling expenses increased 5.6% to U.S.$1,020 million for 2003, as compared to U.S.$966 million for 2002. This increase was primarily attributable to the consolidation of PEPSA and PELSA, which resulted in a U.S.$37 million increase in our 2003 selling expenses.

•	General and administrative expenses increased 38.2% to U.S.$1,071 million for 2003, as compared to U.S.$775 million for 2002. This increase was primarily attributable to an increase of U.S.$65 million in expenses related to technical consulting services from our increased outsourcing of selected non-core general and administrative activities, an increase of U.S.$41 million in expenses related to our profit sharing program, an increase of U.S.$43 million in expenses related to employee training, an increase of U.S.$57 million in general and administrative expenses recognized in connection with the consolidation of PEPSA and PELSA and an increase of U.S.$40 million in connection with our interests in three thermoelectric power plants, which were consolidated in accordance with FIN 46. This increase in general and administrative expenses was partially offset by the effect of the 5.2% decrease in the value of the Real against the U.S. dollar in 2003, as compared to 2002.

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

Other operating Expenses

For 2003 we recognized losses amounting to U.S.$326 million under other operating expenses which were composed of:

•	a U.S.$173 million expense for unscheduled stoppages of plant and equipment;

•	a U.S.$97 million provision for expected losses on the sale of property, plant and equipment related to off-shore production; and

•	a U.S.$56 million increase in losses associated with our ship-or-pay commitment related to the OCP pipeline in Ecuador.

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

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net registered a gain of U.S.$509 million for 2003, as compared to a loss of U.S.$2,068 million for 2002. Approximately 90% of our long-term indebtedness was denominated in foreign currencies during each of 2003 and 2002. The fluctuation in monetary and exchange variation on monetary assets and liabilities, net was primarily attributable to the effect of the 18.2% appreciation of the Real against the U.S. dollar during 2003, as compared to a 52.3% depreciation of the Real against the U.S. dollar during 2002.

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

Other expenses, net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets, general advertising and marketing expenses and certain nonrecurring charges. Other expenses, net for 2003 decreased to an expense of U.S.$700 million, as compared to an expense of U.S.$857 million for 2002. The most significant charges were:

•	a U.S.$183 million losses related to our investments in certain thermoelectric power plants resulting from our contractual obligations with certain power plants to cover losses when decreased demand for power and electricity lead to lower prices;

•	a U.S.$198 million expense for general advertising and marketing expenses unrelated to direct revenues;

•	a U.S.$130 million expense for legal liability and contingencies related to pending lawsuits. Please see Note 21 to our consolidated financial statements;

•	a U.S.$114 million expense for a lower of cost or market adjustment with respect to turbines we originally expected to use in connection with our thermoelectric projects, but which we no longer intend to use for such projects; and

•	a U.S.$55 million provision for tax assessments received from the INSS.

The most significant charges for 2002 were:

•	a U.S.$459 million provision for losses related to our investments in certain thermoelectric power plants;

•	a U.S.$111 million expense for unscheduled stoppages of plant and equipment;

•	a U.S.$105 million provision for notifications of tax assessments received from the INSS;

•	a U.S.$96 million expense for general advertising and marketing expenses unrelated to direct revenues; and

•	a U.S.$29 million expense for regularization of the Petroleum and Alcohol Account.

Income tax (expense) benefit

Income before income taxes, minority interest and accounting changes increased from U.S.$8,773 million for 2003 to U.S.$3,232 million for 2002. As a result, we recorded an income tax expense of U.S.$2,663 million for 2003, as compared to an expense of U.S.$1,153 million for 2002.

The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is discussed in Note 4 to our consolidated financial statements as of December 31, 2003.

Business Segments

Set forth below is selected financial data by segment for 2004, 2003 and 2002:

SELECTED FINANCIAL DATA BY SEGMENT

	For the Year Ended December 31,
	2004	2003	2002
	(In millions of U.S. dollars)
Exploration, Development and Production (Exploration and Development Segment)
Net revenues to third parties(1)	$2,487	$2,369	$2,346
Intersegment net revenues	16,384	13,329	10,700

Total net operating revenues	18,871	15,698	13,046
Depreciation, depletion and amortization	(1,322)	(955)	(1,378)
Net income	5,961	5,504	3,413
Capital expenditures	4,574	3,658	3,156
Property, plant and equipment, net	20,458	16,742	11,611
Refining, Transportation and Marketing (Supply Segment)
Net revenues to third parties(1) (2)	$20,046	$17,292	$12,073
Intersegment net revenues	8,702	6,695	5,269

Total net operating revenues (2)	28,748	23,987	17,342
Depreciation, depletion and amortization	(548)	(397)	(358)
Net income (2)	854	1,743	711
Capital expenditures	1,367	1,451	945
Property, plant and equipment, net	6,333	4,980	3,186
Distribution (Distribution Segment)
Net revenues to third parties(1)	$10,329	$7,877	$6,460
Intersegment net revenues	159	138	102

Total net operating revenues	10,488	8,015	6,562
Depreciation, depletion and amortization	(59)	(29)	(24)
Net income	200	138	91
Capital expenditures	47	106	139
Property, plant and equipment, net	1,011	442	296
Natural Gas and Power (Gas and Energy Segment)
Net revenues to third parties (1)	$1,505	$1,229	$747
Intersegment net revenues	515	250	170

Total net operating revenues	2,020	1,479	917
Depreciation, depletion and amortization	(100)	(87)	(45)
Net income (loss)	154	(196)	(190)
Capital expenditures	782	694	268
Property, plant and equipment, net	4,506	4,174	1,881
International (International Segment)
Net revenues to third parties(1) (2)	$3,085	$2,030	$986
Intersegment net revenues	519	129	99

Total net operating revenues (2)	3,604	2,159	1,085
Depreciation, depletion and amortization	(423)	(288)	(106)
Net income (loss) (2)	243	96	(114)
Capital expenditures	727	480	241
Property, plant and equipment, net	4,160	4,181	1,024

(1)	As a vertically integrated company, not all of our segments have significant third-party revenues. For example, our exploration and production segment accounts for a large part of our economic activity and capital expenditures, but has little third party revenues.

(2)	Net operating revenues and the cost of sales with respect to 2003 were reclassified from the International segment to the Supply segment in relation to certain offshore operations. There was no significant impact on the results reported for these segments.

Management’s Discussion and Analysis of PIFCo’s Financial Condition and Results of Operations

You should read the following discussion of PIFCo’s financial condition and results of operations together with PIFCo’s attached audited consolidated financial statements and the accompanying notes beginning on page F-143. PIFCo’s audited consolidated financial statements and the accompanying notes have been presented in U.S. dollars and prepared in accordance with U.S. GAAP. In addition, as our subsidiary, PIFCo also prepares financial statements in accordance with accounting practices adopted in Brazil.

Overview

PIFCo is our wholly-owned subsidiary. Accordingly, PIFCo’s financial position and results of operations are significantly affected by our decisions, as its parent company. PIFCo’s ability to meet its outstanding debt obligations depends on a number of factors, including:

•	our financial condition and results of operations;

•	the extent to which we continue to use PIFCo’s services for market purchases of crude oil and oil products;

•	our willingness to continue to make loans to PIFCo and provide PIFCo with other types of financial support;

•	PIFCo’s ability to access financing sources, including the international capital markets and third-party credit facilities; and

•	PIFCo’s ability to transfer its financing costs to us.

PIFCo earns income from:

•	sales of crude oil and oil products to us;

•	limited sales of crude oil and oil products to third parties; and

•	financial income derived from financing of sales to us, inter-company loans to us and investments in marketable securities and other financial instruments.

PIFCo’s operating expenses include:

•	cost of sales, which is comprised mainly of purchases of crude oil and oil products;

•	selling, general and administrative expenses; and

•	financial expense, mainly from interest on its lines of credit and capital markets indebtedness, sales of future receivables and inter-company loans from us.

Purchases and Sales of Crude Oil and Oil Products

PIFCo typically purchases crude oil and oil products in transactions with payment terms of approximately 30 days. We typically pay for shipments of crude oil and oil products that PIFCo sells over a period of up to 270 days, which allows us sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for such shipments. During this period, PIFCo typically finances the purchase of crude oil and oil products through either funds previously provided by us or third-party trade finance arrangements. The difference between the amount PIFCo pays for crude oil and oil products and the amount we pay for that same crude oil and oil products is deferred and recognized as part of PIFCo’s financial income on a straight-line basis over the period in which our payments to PIFCo come due.

Results of Operations

Results of operations for the year ended December 31, 2004 (“2004”) compared to the year ended December 31, 2003 (“2003”).

Net Loss

PIFCo had a net loss of U.S.$59.1 million in 2004, as compared to a net loss of U.S.$3.0 million in 2003.

Sales of Crude Oil and Oil Products and Services

PIFCo’s sales of crude oil and oil products and services increased 77.1% from U.S.$6,975.5 million in 2003 to U.S.$12,355.6 million in 2004. This increase was primarily due to (1) a 27.1 % increase in the volume of sales of crude oil and oil products to us, (2) an increase in exports of crude oil and oil products, principally to PETROBRAS AMERICA INC. – PAI (“PAI”), as a result of PIFCo’s new role as an intermediary for our exports that PIFCo assumed from another affiliate of ours beginning January 1, 2004, which increased sales volumes of crude oil and oil products by approximately 16.2% in 2004, (3) a 32.5% increase in the average price of Brent crude oil from U.S.$28.84 per barrel during 2003 to U.S.$38.21 per barrel during 2004 and (4) an increase in the volume of offshore sales of crude oil and oil products purchased from third parties and sold to third parties and affiliates.

Cost of Sales

Cost of sales increased 76.8% from U.S.$6,920.2 million in 2003 to U.S.$12,236.0 million in 2004. This increase was primarily due to a 27.1% increase in the volume of sales of crude oil and oil products to us, additional sales linked to PIFCo’s new export activities, principally to PAI, a 32.5% increase in the average price of Brent crude oil from U.S.$28.84 per barrel during 2003 to U.S.$38.21 per barrel during 2004, as well as an increase in the volume of offshore sales of crude oil and oil products purchased from third parties and sold to third parties and affiliates.

Selling, General and Administrative Expenses

PIFCo’s selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting, legal and rating services. These expenses increased from U.S.$18.6 million in 2003 to U.S.$99.8 million in 2004, of which U.S.$96.8 million consisted of shipping expenses. In July 2003, our management decided to assign the responsibility for payment of shipping expenses previously paid by us, to PIFCo. PIFCo’s expects shipping costs to figure permanently as part of its selling, general and administrative expenses.

Financial Income

PIFCo’s financial income consists of the financing of sales to us, inter-company loans to us and investments in marketplace securities and other financial instruments. PIFCo’s financial income increased 53.3% from U.S.$442.9 million in 2003 to U.S.$678.8 million in 2004, primarily due to an increase in the amount of sales to us, an increase in the interest component of the formula by which we reimburse PIFCo for its financing costs and for receipt of payments beyond the time periods previously agreed with us, and an increase in interest income from short-term investments.

Financial Expense

PIFCo’s financial expense consists of interest paid and accrued on its outstanding indebtedness and other fees associated with its issuance of debt. PIFCo’s financial expense increased 57.7% from U.S.$482.7 million in 2003 to U.S.$761.2 million in 2004, primarily due to a register of an expense in the amount of U.S.$64.2 million related to the difference between the face value and the market value of the repurchase of some of its outstanding securities.

Results of Operations for the year ended December 31, 2003 (“2003”) compared to the year ended December 31, 2002 (“2002”).

Net Loss

PIFCo had a net loss of U.S.$3.0 million in 2003, as compared to a net loss of U.S.$65.5 million in 2002.

Sales of Crude Oil and Oil Products and Services

PIFCo’s sales of crude oil and oil products and services increased 9.2% to U.S.$6,975.5 million in 2003, from U.S.$6,390.2 million in 2002, primarily due to a 16.5% increase in the average price of Brent crude oil from U.S.$24.76 per barrel in 2002 to U.S.$28.84 per barrel in 2003, a 9.7% increase in the volume of sales made by its subsidiary, PFL, in connection with our exports prepayment program and due to the favorable effects of the Iraq war and the effects, primarily in the first quarter, of the political and economic crisis in Venezuela on international prices and supplies of crude oil and oil products. The increase was partially offset by a reduction in the volume of oil products PIFCo sold to us as a result of the contraction in the Brazilian economy and the consequent loss of purchasing power among the population.

Lease income

As a result of PIFCo’s transfer of PNBV to us, PIFCo had no income from leases in 2003. In 2002, PIFCo’s lease income was U.S.$36.1 million.

Cost of Sales

Cost of sales increased 8.6% to U.S.$6,920.1 million in 2003, from U.S.$6,371.5 million in 2002, primarily due to the 16.5% increase in the average price of Brent crude oil in 2003, as compared to 2002, and the 9.7% increase in sales made by PIFCo’s subsidiary PFL in connection with our exports prepayment program. The increase was partially offset by a reduction in the volume of oil products sold to us as a result of lower demand for such products in the Brazilian market.

Lease Expense

As a result of PIFCo’s transfer of PNBV to us, PIFCo had no expense related to leases in 2003. In 2002, PIFCo’s lease expense was U.S.$24.0 million.

Selling, General and Administrative Expenses

PIFCo’s selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting and legal services. These expenses increased to U.S.$18.6 million in 2003, as compared to

U.S.$1.2 million in 2002, of which U.S.$17.1 million consisted of shipping expenses. In 2003, our management decided to assign to PIFCo the responsibility for payment of shipping expenses previously paid by us. From this point forward, PIFCo expects shipping costs to figure permanently as part of its selling, general and administrative expenses.

Gross Profit

PIFCo’s gross profit reflects profits from its third-party sales of crude oil and oil products and services (since PIFCo record profits from sales of crude oil and oil products to us as financial income). PIFCo’s gross profit increased 24.3% to U.S.$36.8 million in 2003, as compared to U.S.$29.6 million in 2002, as a result of the 16.5% increase in the average price of Brent crude oil from U.S.$24.76 per barrel in 2002 to U.S.$28.84 per barrel in 2003 and due to the favorable effects of the Iraq war and the effects, primarily in the first quarter, of the political and economic crisis in Venezuela on international prices and supplies of crude oil and oil products.

Financial Income

PIFCo’s financial income consists of the financing of sales to us and inter-company loans to us, investments in marketplace securities and other financial instruments. Our financial income increased to U.S.$442.9 million in 2003, from U.S.$219.6 million in 2002, primarily due to an increase in loans to related parties and interest received as a result of increases in the time period previously agreed with us for receipt of payments related to sales of crude oil and oil products to Petrobras from up to 120 days in early 2002 to up to 270 days beginning in May 2002 and continuing for the remainder of 2002 and throughout all of 2003, increases in the periods of time for receipt of payments beyond the time periods previously agreed with us and a modification of the interest component of the payment formula by which we reimburse PIFCo for its financing costs. In January 2003, this formula was adjusted in order to more fully pass on PIFCo’s average costs of capital to us.

Financial Expense

PIFCo’s financial expense consists of interest paid and accrued on its outstanding indebtedness and other fees associated with PIFCo’s issuance of debt. PIFCo’s financial expense increased 53.3% to U.S.$482.7 million in 2003, as compared to U.S.$314.7 million in 2002, primarily due to the increase in the amount of its long-term indebtedness. PIFCo’s long-term indebtedness increased to U.S.$5,825.3 million at December 31, 2003, as compared to U.S.$3,248.7 million at December 31, 2002. The increase in financial expense was partially offset by the lower average interest rate on its outstanding debt.

Liquidity and Capital Resources

Petrobras

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. We have historically met these requirements with internally generated funds, short-term debt, long-term debt, project financings and sale and lease back agreements. We believe these sources of funds, together with our strong cash and cash equivalents on hand, will continue to allow us to meet our currently anticipated capital requirements. In 2005, our major cash needs include planned capital expenditures of U.S.$ 9,818 million, announced dividends of U.S.$ 1,900 million and payments of U.S.$ 2,778 million on our long-term debt, leasing and project financing obligations.

Financing Strategy

The objective of our financing strategy is to help us achieve the targets set forth in our Strategic Plan released on May 14, 2004, which provides for capital expenditures of U.S.$ 53.6 billion from 2004-2010. We also aim to increase the average life of our debt portfolio and reduce our cost of capital through a variety of medium and long-term financing arrangements, including supplier financing, project financings, bank financing, securitizations and issuances of debt and equity securities.

Government Regulation

The Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries are allowed to incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury shortly before issuance.

In accordance with Senate Resolution Nº 96/89 the level of our borrowings is subject to an annual maximum amount, exclusive of certain permitted commercial obligations, based on shareholders’ equity, debt service expense and other factors as of the prior year and subject to certain ongoing quarterly adjustments. For 2004, the maximum level of debt that Petrobras and its Brazilian subsidiaries could incur was set at U.S.$958 million. The maximum level was set at U.S.$932 million for 2003 and U.S.$824 million for 2002.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries requires registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury. In addition, all issuances of medium and long-term notes and debentures require the approval of our board of directors. Borrowings that exceed the approved budget amount for any year also require approval from the Brazilian Senate.

Sources of Funds

Our Cash Flow

At December 31, 2004, we had cash and cash equivalents of U.S.$ 6,856 million as compared to U.S.$ 8,344 million at December 31, 2003.

Operating activities provided net cash flows of U.S.$ 8,833 million in 2004, as compared to U.S.$ 7,303 million in 2003. This increase was due primarily to the increase in net operating revenues in 2004.

Net cash used in investing activities increased to U.S.$8,421 million in 2004, as compared to U.S.$ 5,519 million in 2003. This increase was due primarily to our investments in capital expenditures associated with our operating activities and to the acquisition of Liquigás Distribuidora S.A.

Financing activities used net cash of U.S.$ 2,204 million in 2004, as compared to providing net cash in the amount of U.S.$ 2,376 million in 2003. This change in the balance of the cash flows was due primarily to higher dividend and short-term debt payments in 2004, and the decreased amount of Global Notes issued in the international capital markets in 2004, as compared to issuances in 2003.

Short-Term Debt

Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost completely by international banks and under our commercial paper program. At December 31, 2004, our short-term debt (excluding current portions of long-term obligations) decreased to U.S.$ 547 million as compared to U.S.$ 1,329 million at December 31, 2003. The decreased use of short-term credit facilities was related to our decision to take steps to lengthen our debt profile and pay down short-term debt. Our short-term debt is denominated principally in U.S. dollars.

Long-Term Debt

Our total outstanding consolidated long-term debt consists primarily of the issuance of securities in the international capital markets, debentures in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies, and financing from the Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian National Development Bank, or BNDES) and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt, totaled U.S.$13,344 million at December 31, 2004 (U.S.$6,377 million representing PIFCo’s debt), as compared to U.S.$13,033 million (U.S.$6,049 million representing PIFCo’s debt) million at December 31, 2003. Included in these figures at December 31, 2004 are the following international debt issues:

Notes	Principal Amount
9.00% Notes due 2004(1)	EUR	91 million
10.00% Notes due 2006	U.S.$	250 million
6.625% Step Down Notes due 2007(1)	EUR	134 million
PIFCo’s 9.125% Notes due 2007(2)	U.S.$	500 million
PIFCo’s 9.875% Notes due 2008(2)	U.S.$	450 million
PIFCo’s 6.75% Senior Trust Certificates due 2010(3)	U.S.$	95 million
PIFCo’s Floating Rate Senior Trust Certificates due 2010(3)	U.S.$	55 million
PIFCo’s 9.750% Notes due 2011(2)	U.S.$	600 million
PIFCo’s 6.60% Senior Trust Certificates due 2011(3)	U.S.$	300 million
PIFCo’s Floating Rate Senior Trust Certificates due 2013(3)	U.S.$	300 million
PIFCo’s 4.750% Senior Exchangeable Notes due 2007(4)	U.S.$	338 million
PIFCo’s Global Step-up Notes due 2008(5)	U.S.$	400 million
PIFCo’s 9.125% Global Notes due 2013(6)	U.S.$	750 million
PIFCo’s 8.375% Global Notes due 2018(6)	U.S.$	750 million
PIFCo’s 3.748% Senior Trust Certificates due 2013(3)(7)	U.S.$	200 million
PIFCo’s 6.436% Senior Trust Certificates due 2015(3)(8)	U.S.$	550 million
9.375% Notes due 2013(9)	U.S.$	100 million
PIFCo’s 7.75% Global Notes due 2014(2)	U.S.$	600 million

(1)	Euro; U.S.$1.3612 = EUR 1.00 at December 31, 2004.

(2)	Issued by PIFCo, with support from us through a standby purchase agreement and with insurance against 18 months of inconvertibility and transfer risk for interest payments.

(3)	Issued by PIFCo in connection with a financing program supported by future sales of bunker fuel and fuel oil.

(4)	Issued by PIFCo on October 17, 2002 in connection with Petrobras’ acquisition of Perez Companc S.A. In March 2004, the amount was reduced from U.S.$338.4 million to U.S.$329.9 million due to unexpected environmental liabilities under the terms of a settlement agreement with the former owners of Perez Companc S.A.

(5)	The Global Step-up Notes bear interest from March 31, 2003 at a rate of 9.00 % per year until April 1, 2006 and at rate of 12.375% per year thereafter, with interest payable semi-annually. Issued by PIFCo, with support from us through a standby purchase agreement.

(6)	Issued by PIFCo for general corporate purposes, with support from us through a standby purchase agreement.

(7)	In 2004, the principal amount of these certificates was reduced to U.S.$191 million.

(8)	In 2004, the principal amount of these certificates was reduced to U.S.$466 million.

(9)	Issued by PESA on October 31, 2003 to cancel existing liabilities.

The increase in our long-term debt was due primarily to the issuance on September 8, 2004, through PIFCo, of U.S.$600 million of Global Notes for 98.63% of their face value, with an annual coupon of 7.75% due 2014. The issuance reflects our efforts to continue to lengthen our debt profile.

We describe the average interest rates on our long-term debt in Note 13 to our consolidated financial statements. As of December 31, 2004, 39% of our long-term debt had an average interest rate of 6% or less and an additional 36% of our long-term debt had an average interest rate that ranged from 8% to 10%.

In addition to issuing foreign currency denominated debt in the international capital markets, we have historically issued Real denominated debentures in the local capital markets. These debentures are floating-rate obligations, and the coupon is based on an index plus a fixed spread.

We did not issue any Real-denominated debentures in 2004 or 2003. Outstanding debentures totaled U.S.$1,088 million at December 31, 2004, as compared to U.S.$928 million at December 31, 2003.

Project Finance

Since 1997, we have utilized project financings to provide capital for our large exploration and production and related projects, and more recently, for the development of natural gas processing and transportation systems. All of these projects, and their related debt obligations, are on-balance sheet and accounted for under the line item “Project Financings” until December 31, 2002. Since December 31, 2003, the special purpose companies related to these project financings are consolidated in accordance with FIN 46 on a line-by-line basis. Under the contractual arrangements, we are responsible for completing the development of the projects, their operation, paying all operating expenses relating to the projects and remitting a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the end of each financing project, we have the option to purchase the project assets from the special purpose company or, in some cases, acquire control over the special purpose company itself. Outstanding project financings, plus the current portion of our project financings, totaled U.S.$5,712 million at December 31, 2004, as compared to U.S.$5,908 million at December 31, 2003.

During 2004, we made capital expenditures of U.S.$557 million (7.2% of our total capital expenditures) in connection with exploration and development projects in the Campos Basin, a number of which are being financed through project financings.

Of the U.S.$1,506 million projected amount of expenditures for project financings in 2005, we expect that approximately U.S.$267 million will be used by our exploration and production segment (U.S.$77 million of which will be used in our Barracuda-Caratinga field), U.S.$1,036 million by our gas and energy segment and U.S.$204 million by our other segments.

At December 31, 2004, the long-term portion of project financings becomes due in the following years:

U.S.$ million
2006	1,168
2007	947
2008	1,074
2009	598
2010 and thereafter	612

Total	4,399

PIFCo

Overview

PIFCo finances its oil trading activities principally from commercial banks, including lines of credit and commercial paper programs, as well as through inter-company loans from us and the issuance of notes in the international capital markets. In its opinion, PIFCo’s strong cash position at hand and its ability to access international capital markets will continue to allow it to meet its anticipated cash needs and financial obligations.

As an offshore non-Brazilian company, PIFCo is not legally obligated to receive prior approval from the Brazilian National Treasury to incur debt or register debt with the Central Bank. As a matter of policy, however, the issuance of any debt is recommended by any of our Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

Sources of Funds

PIFCo’s Cash Flow

At December 31, 2004, PIFCo had cash and cash equivalents of U.S.$1,107.3 million, as compared to U.S.$664.2 million at December 31, 2003. This increase in cash was primarily a result of an increase in long-term loans received from us. PIFCo’s operating activities used net cash of U.S.$2,322.0 million in 2004, as compared to using net cash of U.S.$1,306.6 million in 2003, primarily as a result of an increase in outstanding receivable from sales to related parties. Its investing activities used net cash of U.S.$1,406.2 million in 2004, as compared to using net cash of U.S.$684.4 million in 2003, primarily as a result of a increase in marketable securities and an increase in notes receivable issued to related parties. PIFCo’s financing activities provided net cash of U.S.$4,171.3 million in 2004, as compared to providing net cash of U.S.$2,394.6 million in 2003, primarily as a result of an increase in long-term loans from related parties and issuance of US$ 600.0 million Global Notes.

Accounts Receivable

Accounts receivable from related parties increased 53.8% from U.S.$5,064.5 million at December 31, 2003 to U.S.$7,788.1 million at December 31, 2004, as a result of an increase of sales of oil and oil products to us.

PIFCo’s Short-Term Borrowings

PIFCo’s short-term borrowings are denominated in U.S. dollars and consist of lines of credit and loans payable. At December 31, 2004, it had access to short-term capital through U.S.$1,111.9 million in guarantees, primarily in the form of irrevocable letters of credit supporting oil imports, as compared to U.S.$274.6 million in guarantees at December 31, 2003. At December 31, 2004 it had accessed U.S.$535.8 million in lines of credit, including the current portion of long-term lines of credit, as compared to U.S.$1,015.3 million accessed at December 31, 2003. The weighted average annual interest rate on these short-term borrowings was 4.3% at December 31, 2004, as compared to 3.9% at December 31, 2003. At December 31, 2004 and 2003, PIFCo had fully utilized all available lines of credit for purchase of imports.

PIFCo renewed its commercial paper program in May 2003 in an aggregate principal amount of U.S.$160 million in order to finance its working capital requirements. Its commercial paper program is rated A1+ by Standard & Poor’s and P-1 by Moody’s and is supported by a letter of credit issued by Barclays Bank and a standby purchase agreement with us. At December 31, 2004 and December 31, 2003, PIFCo had no commercial paper notes outstanding.

The short-term portion of PIFCo’s notes payable to related parties, which are principally composed of notes payable to us, increased from U.S.$2,442.8 million at December 31, 2003 to U.S.$2,881.5 million at December 31, 2004, primarily as a result of its short-term financing needs.

PIFCo’s Long-Term Borrowings

During 2004, PIFCo contracted from us U.S.$3,553.5 million in long-term loans due 2010, with interest rates ranging from 4.9% to 5.8%. The transaction extended the financial terms respective to certain short-term Notes payable creating liquidity for PIFCo and such liquidity was partially used to fund purchases of securities by the exclusive investment fund.

At December 31, 2004, PIFCo had outstanding U.S.$631.8 million in long-term lines of credit due between 2006 and 2012, as compared to U.S.$377.5 million at December 31, 2003. PIFCo also had outstanding:

•	U.S.$1,550 million in three series of long-term Senior Notes due between 2007 and 2011.

•	U.S.$329.9 million in 4.75% Senior Exchangeable Notes due 2007, issued on October 17, 2002, in connection with our purchase of Perez Companc S.A. (currently known as Petrobras Energia Participaciones – PEPSA). In exchange, it received notes issued by Petrobras International Braspetro BV (PIB BV), a related party, in the same amount, terms and conditions as the Senior Exchangeable Notes. In connection with the acquisition of Perez Companc, PIFCo also provided PIB BV with a loan for U.S.$738.9 million, with an interest rate of 4.79%.

•	U.S.$400 million in Global Step-up Notes due April 2008. The notes will bear interest from March 31, 2003 at a rate of 9.00% per annum until April 1, 2006 and at a rate of 12.375% per annum thereafter, with interest payable semiannually. PIFCo used the proceeds from this issuance principally to repay trade-related debt and inter-company loans. It has subsequently repurchased U.S.$146.0 million of these Notes.

•	U.S.$2,124.2 million in Global Notes, of which U.S.$500 million were issued on July 2, 2003 and are due July 2013. The notes will bear interest at the rate of 9.125% per annum, payable semiannually. In September 2003, PIFCo issued an additional U.S.$250 million in Global Notes, which form a single fungible series with its U.S.$500 million Global Notes due July 2013. The proceeds from these issuances were used principally to repay trade-related debt and inter-company loans. On December 10, 2003, PIFCo issued an additional U.S.$750 million of Global Notes due December 2018. The notes will bear interest at the rate of 8.375% per annum, payable semiannually. In September 2004, PIFCo issued an additional U.S.$600 million of Global Notes due 2014. The notes will bear interest at the rate of 7.75% per annum, payable semiannually. The proceeds from the issuance of these notes were used principally for general corporate purposes, including the financing of the purchase of oil product imports and the repayment of existing trade-related debt and inter-company loans.

•

U.S.$1,261.9 million (U.S.$153.7 million current portion) in connection with our exports prepayment program. On December 21, 2001, the Trust (PF Export) issued to PFL, PIFCo’s subsidiary, U.S.$750 million of Senior Trust Certificates in four series and U.S.$150 million of Junior Trust Certificates. In addition, on May 13, 2003, the Trust issued U.S.$550 million in 6.436% Senior Trust Certificates due 2015, and on May 14, 2003, the Trust issued U.S.$200 million in 3.748% Senior Trust Certificates due 2013 and an additional U.S.$150 million of Junior Trust Certificates. In May 2004, PFL and the PF Export Trust executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates are now presented net, rather than gross in PIFCo’s consolidated financial statements, and thus U.S.$300 million has been reduced from the “long-term debt” liability caption respective to sales of rights to future receivables, with a similar reduction to the asset line item “assets related to export prepayments.”

An investment fund, in which PIFCo has a stake, carries out the repurchases of its securities, among other investments. These repurchased securities were reclassified as financings, thus reducing its short term and long term financing balance by U.S.$3.2 million and U.S.$146.0 million, respectively, at December 31, 2004. In 2004, an expense was registered in the amount of U.S.$64.2 million representing the difference between the face value and the market value of the repurchased securities.

The following table shows the sources of PIFCo’s current and long-term debt at December 31, 2004 and 2003:

CURRENT AND LONG-TERM DEBT

	December 31, 2004				December 31, 2003
	(in millions of U.S. dollars)
	Current		Long-term		Current		Long-term
Financing institutions	U.S.$	535.8	U.S.$	631.8	U.S.$	1,015.3	U.S.$	377.5
Senior notes		53.5		1,550.0		53.6		1,550.0
Global Step-up Notes		9.0		400.0		9.0		400.0
Global Notes		26.3		2,124.2		4.4		1,506.5
Sale of rights to future receivables		153.7		1,561.9		61.8		1,706.9
Senior exchangeable notes		3.8		329.9		3.8		338.4
Assets related to export prepayment to be offset against sales of rights to future receivables				(300.0)
Repurchased securities		(3.2)		(146.0)		—		(54.0)

	U.S.$	778.9	U.S.$	6,151.8	U.S.$	1,147.9	U.S.$	5,825.3

Extinguished securities

At December 31, 2004 and 2003, we had amounts invested abroad in an exclusive investment fund that held debt securities of some of our group companies in the amount of U.S.$ 2,013 million and U.S.$ 920 million, respectively. Once these securities are purchased by the fund, the related amounts, together with applicable interest, are removed from the presentation of marketable securities and long-term debt.

Off Balance Sheet Arrangements

As noted above, all of our project financings are on-balance sheet. At December 31, 2004, neither we nor PIFCo had off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our or PIFCo’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

Capital expenditures

In 2004, we continued to prioritize capital expenditures for the development of crude oil and natural gas production projects through internal investments and through structured undertakings with partners. We invested a total of U.S.$7,718 million in 2004, a 17.8% increase from our investments in 2003. Our increased capital expenditures in 2004 were primarily directed towards increasing our production capabilities in the Campos Basin, modernizing our refineries and expanding our pipeline transportation and distribution system. We spent U.S.$4,574 million (59.3%) in 2004 in our domestic exploration and development projects mainly in the Campos Basin, which includes investments financed through our project financings. PIFCo primarily utilizes funds to finance its oil trading activities.

The following table sets forth our consolidated capital expenditures (including project financings and investment in thermoelectric power plants) for each of our business segments for 2004, 2003 and 2002:

	For the Year Ended December 31,
	2004	2003	2002
	(in millions of U.S. dollars)
Exploration and Production	$4,574	$3,658	$3,156
Supply	1,367	1,451	945
Distribution	47	106	139
Gas and Energy	782	694	268
International
Exploration and Production	666	428	224
Supply	43	18	8
Distribution	12	33	2
Gas and Energy	6	1	4
Corporate	221	162	165

Total	$7,718	$6,551	$4,911

On May 14, 2004, we announced our Strategic Plan, which contemplates total budgeted capital expenditures of U.S.$53.6 billion in the period from 2004 through 2010, approximately U.S.$46.1 billion of which will be directed towards our activities in Brazil, while U.S.$7.5 billion will be directed to our activities abroad. We expect that the majority of our capital expenditures from 2004 through 2010, approximately U.S.$32.1 billion, will be directed towards exploration and production, of which U.S.$26.2 billion is slated for our activities in Brazil.

Our Strategic Plan for 2004 to 2010 contemplates greater domestic expenditures in our construction activities and other projects. We estimate that of the U.S.$46.1 billion in domestic capital expenditures for 2004 to 2010, at least U.S.$31.7 billion (69%) will be utilized to pay for equipment and services provided by Brazilian contractors, suppliers and other service providers.

Our capital expenditures budget for the year 2005, including our project financings, is U.S.$9.8 billion, allocated among each of our business segments as follows: (i) Exploration and Production: U.S.$5.2 billion; (ii) Downstream: U.S.$1.2 billion; (iii) International: U.S.$1.7 billion; (iv) Gas and Energy: U.S.$1.2 billion; (v) Distribution: U.S.$0.2 billion; and (vi) Corporate: U.S.$0.3 billion.

We plan to meet our budgeted capital expenditures primarily through internally generated cash and issuances in the international capital markets. Our actual capital expenditures may vary substantially from the projected numbers set forth above as a result of market conditions and the cost and availability of the necessary funds.

Dividends

In 2004 we paid dividends of approximately U.S.$1,809 million (U.S.$1.65 per share). Approximately 80% of such amount was paid in the form of interest on capital.

At our general shareholders’ meeting held on March 31, 2005, our shareholders approved a distribution of dividends of U.S.$1,900 million (U.S.$1.73 per share) based on the year-end exchange rate as proposed by our Board of Directors. Of this amount, U.S.$1,239 million (U.S.$1.13 per share based on the year-end exchange rate) had previously been approved by our Board of Directors and was distributed to shareholders on February 15, 2005 in the form of interest on capital. The remaining U.S.$661 million, including U.S.$413 million of interest on capital, was paid to our shareholders on May 17, 2005. All such payments are made in Brazilian reais and are monetary restated as from December 31, 2004 up to the date of actual payment according to the variation of the SELIC rate. On June 17, 2005 our Board of Directors approved payment to shareholders in the form of interest on capital totaling R$2,194 million, to be distributed by January 2006 based on a record date of June 30, 2005.

Contractual obligations

Petrobras

The following table summarizes our outstanding contractual obligations at December 31, 2004, excluding deferred income tax and trade accounts payable.

	Payments due by period (in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations:
Balance Sheet Items:
Long-Term Debt Obligations	13,344	1,199	3,623	2,447	6,075
Pension Fund Obligations(1)	11,509	587	1,328	1,574	8,020
Project Finance Obligations	5,712	1,313	2,115	1,672	612
Capital (Finance) Lease Obligations	1,335	266	415	343	311

Total Balance Sheet Items	31,900	3,365	7,481	6,036	15,018
Other Long-Term Contractual Obligations:
Natural Gas Ship-or-Pay Commitments	9,750	650	1,300	1,300	6,500
Contract Service Obligations	5,771	2,176	2,364	745	486
Natural Gas Supply Agreements	10,740	716	1,432	1,432	7,160
Operating Lease Obligations	4,349	1,223	1,533	846	747
Purchase Obligations	1,047	509	496	34	8
International Purchase Obligations	2,096	184	359	341	1,212

Total Other Long-Term Contractual Obligations	33,753	5,458	7,484	4,698	16,113

Total	65,653	8,823	14,965	10,734	31,131

(1)	There are plan assets in the amount of U.S.$ 7,104 million that guarantee the pension plan obligations. These assets are presented as a reduction to the net actuarial liabilities. See Note 18 to our audited consolidated financial statements for the year ended December 31, 2004.

PIFCo

The following table summarizes PIFCo’s outstanding contractual obligations at December 31, 2004, excluding deferred income tax and trade accounts payable.

	Payments due by period (in millions of U.S. dollars)
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Contractual Obligations
Long-term debt	6,376.5	224.7	1,390.9	1,410.1	3,350.8
Notes Payable - Long term	3,553.5				3,553.5
Purchase obligations - Long term	153.0	93.0	60.0

Total	10,083.0	317.7	1,450.9	1,410.1	6,904.3

Risk Management Activities

We and PIFCo are exposed to a number of market risks arising in the normal course of business. We and PIFCo may use derivative and non-derivative instruments to manage these risks. For a description of our risk management activities, see Item 11. “Qualitative and Quantitative Disclosures About Market Risk.”

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

Impact of Oil and Gas Reserves on Depreciation and Depletion

The calculation of unit-of-production depreciation and depletion is a critical accounting estimate that measures the depreciation and depletion of upstream assets. It is the ratio of (1) actual volumes produced to (2) total proved developed reserves (those proved reserves recoverable through existing wells with existing equipment and operating methods) applied to (3) asset cost. Proved undeveloped reserves are considered in the amortization of leasehold acquisition costs. The volumes produced and asset cost are known and while proved developed reserves have a high probability of recoverability they are based on estimates that are subject to some variability. This variability may result in net upward or downward revisions of proved reserves in existing fields, as more information becomes available through research and production. We revised our proved reserves in the last three years, decreasing our proved reserves by 431.3 million barrels of oil equivalent in 2004, decreasing our proved reserves by 665.5 million barrels of oil equivalent in 2003 and increasing our proved reserves by 948.0 million barrels of oil equivalent in 2002. While the revisions we have made in the past are an indicator of variability, they have had a small impact on the unit-of-production rates because they have been small compared to our large reserves base.

Impact of Oil and Gas Reserves and Prices on Testing for Impairment

A substantial part of our property, plant, and equipment — U.S.$37.0 billion, net of accumulated depletion, at December 31, 2004—consists of oil and gas producing properties. These properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. We estimate the future and discounted cash flows of the affected properties to judge the recoverability of carrying amounts. In general, analyses are based on proved reserves, except in circumstances where it is probable that additional non-proved reserves will be developed and contribute to cash flows in the future; the percentage of probables that we include in cash flows does not exceed our past success ratios in developing probable reserves.

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

In general, we do not view temporarily low oil prices as a trigger event for conducting the impairment tests. The markets for crude oil and natural gas have a history of significant price volatility. Although prices will occasionally drop precipitously, industry prices over the long term will continue to be driven by market supply and demand fundamentals. Accordingly, any impairment tests that we perform make use of our long-term price assumptions for the crude oil and natural gas markets. These are the same price assumptions that are used in our planning and budgeting processes and our capital investment decisions, and they are considered to be reasonable, conservative estimates given market indicators and past experience. Significantly lower future oil and gas prices could lead to impairments in the future, if such decreases were considered to be indicative of long-term trends. Additionally, significant changes in production curve expectation, discount and/or required production and lifting costs, could affect impairment analysis. While such uncertainties are inherent to this estimation process, the amount of impairment charges in past years has been small relative to the total value of oil and gas producing properties: U.S.$65 million in 2004, U.S.$70 million in 2003 and U.S.$75 million in 2002. Bases on our experience, we believe that future variability in estimates will have a small impact on both assets and expense.

Pension and Other Post-Retirement Benefits

The determination of the expense and liability relating to our pension and other post-retirement benefits involves the use of judgment in the determination of actuarial assumptions. These include estimates of future mortality, withdrawal, changes in compensation and discount rate to reflect the time value of money as well as the rate of return on plan assets. These assumptions are reviewed at least annually and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of participants.

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

Although the Brazilian market has been demonstrating signs of stabilization under the present economic model, as reflected in market interest rates, it is not yet prudent to conclude that market interest rates will be stable. Although SFAS 87 offers limited guidance, we consider it appropriate to use actuarial assumptions, which include an estimate of long-term inflation (i.e., nominal rates).

On December 31, 2004, we adopted a new actuarial methodology regarding the calculation of Accumulated Benefit Obligation (ABO), by excluding the effects of long term inflation. In the past, we had applied a terminal methodology in the calculation of our ABO, an approach permitted under EITF 88-1. At December 31, 2004, we elected a change in methodology to a going concern calculation of the ABO, a more preferable application of principle per EITF 88-1. The change in accounting principle application impacted only the liability balance and amount not recognized in the shareholders equity having no effect in our income statement for 2004.

In addition, in 2004, the Executive Board of PETROBRAS approved a change to a new mortality table relating to actuarial assumptions of our pension and healthcare plans in Brazil. This new mortability table reflects changes with respect to the profile of employees, retirees and pensioners, based on longevity, age of invalidity and invalid mortality tables. The main purpose of the change was to strengthen our benefit plans in light of a more accurate evaluation of the greater life expectancy of the plan beneficiaries.

The progressive increase in longevity has direct impact on the plan’s estimated and provisioned volume of commitments and obligations and in our liabilities under the line “employees’ post-retirement benefit obligation” and in our shareholders’ equity under the line “amounts not recognized as net periodic pension cost,” net of tax. The restated estimates have no impact on the results for the fiscal year ended December 31, 2004.

Amounts not recognized as net periodic pension cost are values calculated as the difference between the forecasted restatement of the net value of the obligations according to the actuarial assumptions and the variations effectively occurring over time. These amounts are to be amortized and posted to the results of subsequent fiscal years over the average life expectancy of the pension plan’s members.

Litigation, Tax Assessments and Other Contingencies

Claims for substantial amounts have been made against us arising in the normal course of business. We are sometimes held liable for spills and releases of oil products and chemicals from our operating assets. In accordance with the guidance provided by U.S. GAAP, we accrue for these costs when it is probable that a liability has been incurred and reasonable estimates of the liability can be made. At December 31, 2004, we had accrued U.S.$256 million for litigation contingencies. Significant management judgment is required to comply with this guidance and it includes management’s discussion with our attorneys, taking into account all of the relevant facts and circumstances. We believe that payments required to comply with these laws and regulations will not vary significantly from our estimated costs, and thus will not have a material adverse effect on our operations or cash flows. In past periods, the difference between the actual payout and the amount of the accrued liability, with respect to contingency estimation, has been insignificant, with no material income statement impact in the period of the payout. Our annual cash payouts for contingencies relating to claims against Petrobras, the parent company, have been less than U.S.$58.5 million in each of the last five years.

Asset Retirement Obligations and Environmental Remediation

Under various contracts, permits and regulations, we have material legal obligations to remove equipment and restore the land or seabed at the end of operations at production sites. Our most significant asset removal obligations involve removal and disposal of offshore oil and gas production facilities worldwide. We accrue the estimated discounted costs of dismantling and removing these facilities at the time of installation of the assets. We also estimate costs for future environmental clean-up and remediation activities based on current information on costs and expected plans for remediation. The aggregate amount of estimated costs on a discounted basis for asset retirement and environmental remediation accrued at December 31, 2004 was U.S.$403 million. Estimating asset retirement, removal and environmental remediation costs requires performing complex calculations that necessarily involve significant judgment because our obligations are many years in the future, the contracts and regulation shave vague descriptions of what removal and remediation practices and criteria will have to be met when the removal and remediation events actually occur and asset removal technologies and costs are constantly changing, along with political, environmental, safety and public relations considerations. Consequently, the timing and amounts of future cash flows are subject to significant uncertainty. However, given the significant amount of time to the ultimate retirement date, any modifications in technological specifications, legal requirement, or other matters, would not have a materially adverse effect on any one reporting period.

In 2004, we reviewed and revised our estimated costs associated with well abandonment and the demobilization of oil and gas production areas, considering new information about date of expected abandonment and revised cost estimates to abandon. The changes to estimated asset retirement obligation were principally related to changing expectations about Brent prices, which led the correlated fields to have longer economic lives. This review resulted in a decrease in the related provision of US$ 196 million with a gain recognized in net income, and recorded in the line titled exploratory costs for oil and gas exploration. See note 2(i) to our audited consolidated financial statements.

Derivative transactions

SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Accounting for derivative transactions requires us to employ significant judgment to arrive at assumptions to compute fair market values which are used as the basis for recognition of the derivative instruments in the financial statements. Such measurement may depend on the use of estimates such as estimated future prices, long term interest rates and inflation indexes, and becomes increasingly complex when the instrument being valued does not have counterparts with similar characteristics traded in an active market.

In the course of our business we have entered into contracts that meet the definition of derivatives under SFAS 133, certain of which have not qualified to receive hedge accounting. For the majority of these contracts, the estimates involved in the calculations for the fair value of such derivative instruments have not been considered likely to have a material impact in our financial position had we used different estimates, due to the majority of our derivative instruments being traditional over the counter instruments with short term maturities.

However, the estimates and assumptions used are critical to the determination of the mark to market value on one long term gas price contract that was signed in October 2002, with a gas producer and which constituted a derivative financial instrument under the requirements of SFAS 133. This contract was signed in connection with the long term contract to buy gas (“The Gas Supply Agreement” or “GSA”) to supply thermoelectric plants and for other uses in Brazil. The Natural Gas Price Volatility Reduction Contract (the “PVRC”), with maturity in 2019, was executed with the purpose to reduce the volatility of price under the GSA. The volume covered by the PVRC represents approximately 43% of the anticipated volume under the GSA.

Under the PVRC contract we recognize mark to market gains or losses according to the increase or decreases of the derivative’s fair value. Considering that there is no market quotations for natural gas for such a long duration as that of the PVRC, the fair value was calculated based on simulation using a mean reversion model developed by us. The most significant model assumptions at December 31, 2004 include starting prices of crude oil of US$ 39.53 per barrel, an average fuel oil basket (i.e., the price index of the GSA) of US$ 23.58 per barrel and a volatility of crude oil of 25% a.a. Other parameters of the model, including the long run average of crude oil, fuel oil spread to crude, correlations and inflation indexes were estimated based on historical averages.

Impact of New Accounting Standards

SFAS 19-1

The FASB adopted FASB Staff Position (“FSP SFAS 19-1”) on April 4, 2005, which amends SFAS 19 to permit the continued capitalization of exploratory well costs beyond one year if (a) the well found a sufficient quantity of reserves that justify its completion as a producing well and (b) the entity is making sufficient progress assessing the reserves and the viability of the project. The guidance in FSP SFAS 19-1 shall be applied prospectively in the third quarter of 2005 and we do not expect that it will have a material effect on our financial position or results from operations (see notes 2(s) and 27 to our audited consolidated financial statements for information related to the accounting policy currently practiced by us with respect to suspended exploratory wells).

FIN 46

In January 2003, the FASB issued Interpretation No. 46 (FIN 46)—Consolidation of Variable Interest Entities. FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities disclosed by enterprises that do not control them through a majority voting interest. Under FIN 46, entities are required to be consolidated by an enterprise that has the obligation to absorb the majority of expected losses, or the right to receive the majority of expected returns from such entities. Entities identified with these characteristics are called variable interest entities and the interest that enterprises have in these entities are called variable interests. These interests may derive from certain guarantees, leases, loans or other arrangements that result in risks and rewards to the enterprise with the controlling financing interest in such entities, irrespective of such enterprises’ voting interest in such entities.

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

As a result of our adoption of FIN 46, at December 31, 2003 we consolidated three thermoelectric power plants that we had previously accounted for as capital leases. With respect to these three thermoelectric plants, we elected to consolidate both assets and liabilities and results of operations, but that election did not have a material impact on our financial condition or operating results. We also determined that we are the primary beneficiary of three additional thermoelectric plants for which we have certain contractual obligations to bear energy market risk. The effect of the consolidation of the assets and liabilities of these three thermoelectric power plants at December 31, 2003 was an increase in our fixed assets of U.S.$1,142 million and an increase in our liabilities of U.S.$1,142 million. We did not consolidate the results of operations of these three thermoelectric plants in 2003 because at year-end 2003, FIN 46 only required balance sheet consolidation. However, results of operations for these companies were consolidated in 2004.

SFAS 153

FASB issued FASB Statement No. 153, “Exchanges of Non-monetary Assets — An Amendment of APB Opinion No. 29”, (“SFAS 153”) in December of 2004. SFAS 153 will be effective for us for asset-exchange transactions beginning on July 1, 2005. Under APB No. 29, assets received in certain types of non-monetary exchanges were permitted to be recorded at the carrying value of the assets that were exchanged (i.e., recorded on a carryover basis). As amended by SFAS 153, assets received in some circumstances will have to be recorded instead at their fair values. In the past, we have not engaged in a large number of non-monetary asset exchanges for significant amounts, and thus do not expect a material impact upon adoption.

FIN 47

FASB issued FASB Interpretation No 47, “Accounting for Conditional Asset Retirement Obligations, in March of 2005. FIN 47 clarifies the term “conditional asset retirement obligation” as used SFAS143 in order to avoid diversity in accounting practice with respect to the effect of uncertainties about the timing and/or method of settlement that are conditional on a future event, when recognizing the fair value of a liability for an asset retirement obligation. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. We do not expect that the adoption of FIN 47 will have a material effect on our financial position or results from operations when it becomes effective on December 31, 2005.

Research and Development

Since 1966, we have maintained a dedicated research and development facility in Rio de Janeiro, Brazil. As of December 31, 2004, we had 1560 employees working in this facility. We engage in joint research projects with universities and other research centers in Brazil and abroad. We spent U.S.$32 million in 2004 on joint projects with Brazilian universities and technological institutions, as compared to U.S.$28.5 million in 2003 and U.S.$18.4 million in 2002. Additionally, we participate in technology exchange and assistance projects with other oil and gas and oilfield service companies for other areas of our business. These transfers of technology are based on partnership agreements focusing on the exchange of information with respect to offshore systems and development of deepwater technologies and involve no material cost to us.

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

As of December 31, 2004, we had 24 floating production systems in operation (12 semi-submersibles, 10 FPSO and 2 FSO). We have obtained 98 patents in Brazil and 193 abroad for a significant number of the technologies produced through research and development activities during the three-year period ended December 31, 2004.

Of the projects in which we are currently involved, three programs are key to our technological development activities. The first project, originally named PROCAP, is our technological development program for deepwater production systems, which was established in 1986 with a budget of U.S.$52 million to develop additional deepwater and ultra deepwater technology. This program is aimed at developing the fields discovered in waters of depths up to 3281 feet (1000 meters), enhancing recovery of oil and gas reserves, and extending the life of producer wells. In 1992, Petrobras initiated PROCAP 2000, which pursued the same objectives as PROCAP but at a depth of 7562 feet (2000 meters). In 2000, PROCAP 3000 was launched with a budget of U.S.$128 million over five years to provide technological solutions to produce and support the next phases of development of Marlim Sul, Roncador, Marlim Leste, Albacora Leste, Jubarte, the deep and ultra-deep blocks in the Santos and Espírito Santo basins, Gulf of Mexico and West Africa, in order to achieve production and extraction in water depths up to 9,842 feet (3,000 meters).

The second project, the Renewable Energy Technology Program – PROGER was created in 2004 to promote the research and development of technologies to enable and optimize the use of renewable energy sources. Such sources provide light, heating, air conditioning, mechanical force, transportation, telecommunications and fuel with minimum impact to the environment, reducing the effects of world climate changes caused by the use of hydrocarbons. The challenge we face with this program is to make the use of such energy sources more economical and to enable their widespread use. This program focuses on the research and development of wind energy, solar energy, biomass energy, bio-fuels (including bio-diesel), and energy from the sea and geo-thermal energy, among other sources.

The third project, the Strategic Refining Technology Development Program—PROTER, was created in 1994 for the development of heavy crude oil refining technology to transform it into lighter high-performance oil products. This program aims at developing new technologies and optimizing existing ones for the refining of our domestic heavy oil in a cost-effective way. We have been making substantial investments to accomplish this goal. Our professionals test novel refining techniques in our prototype plants, which are later introduced at our refineries. Many innovations developed under this program have been implemented in our refineries.

In addition to these projects, we have developed several other projects designed to:

•	decrease and control the environmental impact caused by our activities;

•	increase our oil reserves and production through the improvement of our oil recovery levels;

•	reduce the geological risk and the exploration costs associated with the exploration of hydrocarbons;

•	create oil products meeting new market demands and stricter environmental controls;

•	improve the reliability, performance and duration of pipelines and reduce the operational costs, investments and risks associated with pipelines;

•	improve refining systems and procedures to reduce the costs associated with refining;

•	develop technologies for the exploration and production of heavy oils in offshore fields; and

•	promote the use of natural gas.

PIFCo does not engage in research and development.

Trend Information

Crude oil prices

International oil prices increased at a record rate in 2004. The main factors driving this price increase include:

•	the substantial growth in demand for oil products;

•	increased pressure on oil production and refining facilities;

•	conflicts in the Middle East; and

•	the devaluation of the U.S. dollar.

Although our oil prices are influenced by international oil prices, the price we charge for oil is generally lower than international prices. The main reasons for such spread relate to the fact that the oil we produce is heavier, which requires more refining expenses, and there is less refining capacity available capable of processing our heavy oil. This spread increased in 2004.

Oil products prices

The prices for fuel oil did not grow as much as other oil products. With the increase in demand for oil products, refineries used more heavy oil that produces more residues, including fuel oil, than light oil. Because the demand was concentrated on light and medium oil products, there was an excess supply of fuel oil. This generated an increase in the price difference between heavy and light petroleum.

Refining

The use of substantially all available refining capacity in 2004 resulted in a year of record profit margins for the refining industry.

We expect that several of the structural factors contributing to growth in demand in 2004 will continue to influence the market. As a result, we believe that the trends described above will continue in the next few years.

For a description of other trends that might affect our financial condition and results of operation, see Item 4. “Information on the Company—Competition.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Directors of Petrobras

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

Furthermore, our bylaws enable each of (i) minority preferred shareholders that together hold at least 10% of the total capital stock (excluding the controlling shareholders); and (ii) minority common shareholders, to elect one member to our board of directors. Additionally, according to Law No. 10,683 of May 28, 2003, one of the members of the board of directors is appointed by the Minister of Budget and Management. Our bylaws provide that, independently from the exercise of the rights above granted to minority shareholders, the Brazilian government always has the right to appoint the majority of our directors. The maximum term for a director is one year, but re-election is permitted. In accordance with the Brazilian Corporation Law, the shareholders may remove any director from office at any time with or without cause at an extraordinary meeting of shareholders. Following an election of board members under the cumulative vote procedure, the removal of any board member by an extraordinary meeting of shareholders will result in the removal of all the other members, after which new elections must be held.

We currently have nine directors. The following table sets forth certain information with respect to these directors:

BOARD OF DIRECTORS OF PETROBRAS

Name	Date of Birth	Position	Current Term	Business Address
Dilma Vana Rousseff (1)	Dec. 14, 1947	Chair	March 2006	Esplanada dos Ministérios, Bloco U, sala 801
70065-900, Brasília – DF

Jaques Wagner (1)	Mar. 16, 1951	Member	March 2006	Palácio do Planalto, 4º andar, sala 16 Praça dos Três Poderes
70150-900, Brasília – DF

Antonio Palocci Filho (1)	Oct. 4, 1960	Member	March 2006	Esplanada dos Ministérios, Bloco P, 5º andar
Ministério da Fazenda – MF 70048-900, Brasília – DF

José Eduardo de Barros Dutra (1)	Apr. 11, 1957	Member	March 2006	Av. República do Chile, 65, 23º andar
20031-912, Centro, Rio de Janeiro – RJ

Gleuber Vieira (1)	Dec. 08, 1933	Member	March 2006	Rua Álvaro Moreira, 129, Condomínio Jardim Marapendi
22630-160, Barra da Tijuca – RJ

Arthur Antonio Sendas (1)	Jun. 16, 1935	Member	March 2006	Rodovia Presidente Dutra, 4.674
25565-350 , São João de Meriti – RJ

Claudio Luiz da Silva Haddad (1)	Aug. 23, 1946	Member	March 2006	Rua Jeronimo da Veiga, 45, 13º andar Bairro Itaim Bibi 04536-000 São Paulo—SP

Fabio Colletti Barbosa (2)	Oct. 3, 1954	Member	March 2006	Av. Paulista, 1374, 3º andar, Cerqueira César
01310-916, São Paulo – SP

Jorge Gerdau Johannpeter (3)	Dec. 8, 1936	Member	March 2006	Av. Farrapos, 1811 90220-005, Porto Alegre – RS

(1)	Appointed by the controlling shareholder.

(2)	Appointed by the minority common shareholders.

(3)	Appointed by the minority preferred shareholders.

Dilma Vana Rousseff - Ms. Rousseff has been the chair of our board of directors since January 3, 2003. She served as Minister of Mines and Energy of Brazil from January 1, 2003 until June 16, 2005, when she was appointed to be Minister Chief of Staff of Brazil. She has also served as: State Secretary of Energy, Mines and Communications of the State of Rio Grande do Sul (1993-1994 and 1999-2002); President of the Fundação de Economia e Estatística do Estado do Rio Grande do Sul (Economy and Statistics Foundation of the State of Rio Grande do Sul, 1991-1993); and Secretary of Finance of Porto Alegre (1986-1988). Ms. Rousseff has also participated, as Coordinator of the Infrastructure Group, in the previous Governmental Transition Team, which was created to facilitate the transition of power to the current government. Ms. Rousseff has a bachelors degree in economics from the Federal University of Rio Grande do Sul (1977), a masters degree in economic theory from the University of Campinas, São Paulo (1979) and is currently pursuing a doctorate degree in monetary and financial economy at the University of Campinas.

Jaques Wagner - Mr. Wagner has been a member of our board of directors since February 17, 2003. On January 1, 2003, Mr. Wagner was named Minister of Labor by President Luiz Ignacio Lula da Silva, leaving this position on January 26, 2004, to become Special Secretary to the Council of Economic and Social Development of the Presidency of the Republic. He has also served as: Representative before the Brazilian House of Representatives (1990-2002) and founder and director of the Sindicato dos Trabalhadores na Indústria Química do Estado da Bahia (State of Bahia Chemical Industry Workers’ Union, 1987-1989). Mr. Wagner is also a founder of the Workers’ Party and the Central Única dos Trabalhadores (Workers’ Unified Organization) in the State of Bahia.

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

Gleuber Vieira - Mr. Vieira has been a member of our board of directors since January 3, 2003 and is also a member of the board of directors of BR. Since 1987 he has been a General of the Brazilian Army and in 1995 he became a four star General. He has also served as: Chief of the Departamento de Ensino e Pesquisa (Learning and Research Department) of the Brazilian Army (1995-1997); Chief of the Brazilian Army (1999-2002); and Minister of the Army (1999-2002).

Arthur Antonio Sendas – Mr. Sendas is a member of our Board of Directors since March 29, 2004. He is also a member of the Board of Directors of Petrobras Distribuidora S/A. since March 29 2004. He is the President of the Sendas Group, which ranks as the leader in the retail sector in the state of Rio de Janeiro. Mr. Sendas is vice-president of the Advisory Council of the Brazilian Supermarkets Association—Abras and for five years represented the private sector on the National Monetary Council; he is president of the Board of Directors and the Executive Board of Sendas S/A., president of Sendas Empreendimentos e Participações Ltda., president of Sendas Agropecuária S/A., president of the Executive Board of Sendas Comércio Exterior S/A., president of the Executive Board of Casa Show S/A., president of the Board of Directors of Sendas Distribuidora S/A. The Sendas Group, through its various subsidiaries, owns approximately one-half of the supermarket chain under the following four brand names in the state of Rio de Janeiro: Sendas, Pão de Açúcar, Extra and ABC Barateiro, has significant equity stakes in large shopping centers, engages in residential and commercial construction projects and organizes coffee exports to the United States, Europe, Asia and the rest of Latin America, among other activities. He also sits on the Board of Directors of Cia. Brasileira de Distribuição—Pão de Açúcar, a group that coordinates the supervision of supermarket chains across 12 Brazilian states, and is a member Catholic University of Rio de Janeiro’s Development Council and president of the Board of Directors of the City of Rio de Janeiro Development Agency—Agência Rio.

Claudio Luiz da Silva Haddad - Mr. Haddad has been a member of our board of directors since January 22, 2003 and is also a member of the board of directors of BR. He also serves as a member of the Board of Directors of Grupo Abril. Since March 1999, he has been President and Chief Financial Officer of Ibmec São Paulo, a not-for-profit business and economics school in São Paulo. Mr. Haddad is the President and founder of Veris Educacional S.A. and the founder of Instituto Futuro Brasil, a think tank. He is a monthly contributor to the Brazilian magazine Valor Econômico. He has also served as: Chief Executive Officer of Banco de Investimentos Garantia S.A. (1992-1998), an investment bank specializing in fixed income and equity trading that was bought by Credit Suisse First Boston in 1998; Partner of Banco de Investimentos Garantia S.A. (1983-1998); Chief Economist of Banco de Investimentos Garantia S.A (1976-1979); and Director of the Central Bank of Brazil, responsible for public debt and open market operations (1980-1982). Mr. Haddad was a Professor of Economics at the Graduate School of Economics of Fundação Getúlio Vargas (1974-1980).

Fabio Colletti Barbosa - Mr. Barbosa has been a member of our board of directors since January 3, 2003 and is also a member of the board of directors of BR. Since 1998, he has been the Chief Executive Officer of the Banco ABN Amro Real S.A. He has also served as: Chief Executive Officer of ABN Amro Bank/São Paulo (1996-1998); Director of Corporate Banking & Finance of ABN Amro Bank/São Paulo (1995-1996); President of LTCB Latin America Ltda. (1992-1995), the Latin American affiliate of the Long Term Credit Bank of Japan; and member of the Treasury Department of Nestlé (1974-1986). Mr. Barbosa is also a member of the board of directors and the executive board of the Federação Brasileira das Associações de Bancos (Brazilian Bank Associations Federation—FEBRABAN), of Editora Abril and of the Conselho de Desenvolvimento Econômico e Social do Governo Federal (Brazilian Government Social and Economic Development Council).

Jorge Gerdau Johannpeter - Mr. Johannpeter has been a member of our board of directors since October 19, 2001. He also serves as: coordinator of Ação Empresarial Brasileira (Brazilian Corporate Action), a non-governmental Brazilian organization addressing developmental issues; President of the Superior Council of Programa Gaúcho da Qualidade e Produtividade (Program for Quality and Productivity of the State of Rio Grande do Sul, or PGQP), which works with the public and private sectors in the implementation of total quality management; representative of the American Society for Quality (ASQ) in Brazil, a 104,000-member professional association headquartered in Milwaukee, Wisconsin that is dedicated to advanced learning and knowledge exchange to improve business results; member of the Board of Directors of Instituto Brasileiro de Siderurgia (the Brazilian Steel Institute, or the IBS); President of the Superior Council and founder of Movimento Brasil Competitivo (Competitive Brazil Movement, or MBC); member of the Board of Directors and Executive Committee of the International Iron and Steel Institute (IISI) and member of the Brazilian Government Social and Economic Development Council.

Directors of PIFCo

PIFCo is managed by a board of directors, consisting of three members, and by its executive officers. The board of directors is responsible for preparing PIFCo’s year-end accounts, convening shareholders’ meetings and reviewing and monitoring its financial performance and strategy. Although not required by PIFCo’s bylaws, it is PIFCo’s policy that the Chairman and all of its executive officers be Petrobras employees.

PIFCo’s directors serve indefinite terms and can be removed with or without cause. The following table sets forth certain information about PIFCo’s board of directors.

BOARD OF DIRECTORS OF PIFCo

Name	Date of Birth	Position	Year of Appointment
Almir Guilherme Barbassa	May 19, 1947	Chairman	1999
Marcos Antonio Silva Menezes	March 24, 1952	Director	2003
Nilo Carvalho Vieira Filho	October 26, 1954	Director	2003

Almir Guilherme Barbassa. Mr. Barbassa has been PIFCo’s Chairman and Chief Executive Officer and Executive Manager of Corporate Finance of Petrobras since July 12, 1999. He joined Petrobras in 1974 and served in Braspetro as Financial Manager in the Middle East, North Africa, the United States and Brazil, and as Financial Director from 1993 to 1999. In addition, he was a professor in the economics department of the Petrópolis Catholic University and of the Faculdades Integradas Bennett from 1973 to 1979.

Marcos Antonio Silva Menezes. Mr. Menezes has been PIFCo’s Director and Executive Manager of the Accounting Department of Petrobras since 1998. He joined Petrobras in 1976 and served as Deputy Superintendent of the former SEFIN – Financial Services (1995-1998). He currently serves as a member of the fiscal council of Companhia de Gás de Minas Gerais – GASMIG (since 2005) and BRASKEM S.A. (since 2005), as well as the chairman of the fiscal council of Instituto Brasileiro de Petróleo e Gás (since 1998) and Organização Nacional das Indústrias de Petróleo—ONIP (since 1999).

Nilo Carvalho Vieira Filho. Mr. Vieira has been PIFCo’s Executive Manager of Marketing and Trading since June 25, 2004. He joined Petrobras in March 1985 as a supply engineer. Since then, he has occupied the positions of supply manager at Petrobras (1990-1994), head of external trading (1995-1999), Director of Braspetro (2000-2001) and Director of Eg3 in Argentina (2002-2004).

Executive Officers of Petrobras

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

The following table sets forth certain information with respect to our executive officers:

EXECUTIVE OFFICERS OF PETROBRAS

Name	Date of Birth	Position	Current Term
José Eduardo de Barros Dutra	April 11, 1957	President	April 2008

J. S. Gabrielli de Azevedo	October 3, 1949	Chief Financial Officer and Investor Relations Officer	April 2008

Renato de Souza Duque	September 29, 1955	Manager of Corporate Services	April 2008

Guilherme de Oliveira Estrella	April 18, 1942	Manager of Exploration and Production	April 2008

Paulo Roberto Costa	January 1, 1954	Manager of Refining, Transportation and Marketing	April 2008

Ildo Luís Sauer	September 3, 1954	Manager of Gas and Power	April 2008

Nestor Cuñat Cerveró	August 15, 1951	Manager of International Activities	April 2008

José Eduardo de Barros Dutra - Mr. Dutra has been President of our company since January 3, 2003 and has been a member of our board of directors since January 3, 2003. For biographical information regarding Mr. Dutra, see “—Directors and Senior Management of Petrobras—Our Board of Directors.”

J. S. Gabrielli de Azevedo - Mr. Gabrielli has been our Chief Financial Officer and Investor Relations Officer since January 31, 2003. Currently, Mr. Gabrielli is also a member of the boards of directors of Petrobras Energia Participaciones S.A. and of Petrobras Energia S.A. He holds a Ph.D. in economics from Boston University. He served as dean of the Economic Sciences School of the Federal University of Bahia and superintendent of the Fundação de Apoio a Pesquisa e Extensão (Foundation for Support of Research and Extension—Fapex). He was also a visiting researcher at the London School of Economics and Political Science in 2000 and 2001.

Renato de Souza Duque - Mr. Duque has been our Manager of Corporate Services since January 31, 2003. Currently, Mr. Duque is also a member of the boards of directors of Petrobras Energia Participaciones S.A., Petrobras Energia S.A. and Petrobras Gás S.A.—GASPETRO and Chief Executive Officer of Petrobras Negócios Eletrônicos S.A. He has been at our company since 1978, as a Petroleum Engineer, where he has held several positions, including: Manager of Human Resources for all of our operational units in the Exploration and Production area; Manager of Drilling Operations in the Campos Basin; and Manager of our owned platforms.

Guilherme de Oliveira Estrella - Mr. Estrella has been our Managing Director of Exploration and Production since January 31, 2003. Currently, Mr. Estrella is also a member of the boards of directors and executive boards of Petrobras Energia Participaciones S.A. and Petrobras Energia S.A., and also serves as Chairman of the Board of the Instituto Brasileiro de Petróleo e Gás (Brazilian Oil and Gas Institute). He worked at our company from 1965 until 1994, when he retired as a geologist of our Exploration Department. Before his retirement, he held several other positions, including: General Superintendent (1989-1993); Superintendent of Research and Development for exploration, drilling and production (1985-1989); Head of the Exploration Division (1981-1985); Head of the Organic Geochemistry Sector (1981); Head of the Brazilian East Coast Basin Interpretation Sector of our Exploration Department—DEPEX/RJ (1978-1981); and Exploration Manager of Petrobras Internacional S.A.—BRASPETRO for Iraq (1976-1978). Mr. Estrella has also served as director of the Instituto Brasileiro de Petróleo e Gás.

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

Ildo Luis Sauer—Dr. Sauer has been our Director for Gas and Energy since January 31, 2003. Currently, Dr. Sauer is also a member of the board of Petrobras Energia Participaciones S.A. and Petrobras Energia S.A. He holds a Ph.D. in nuclear engineering from the Massachusetts Institute of Technology. He also holds a MSc degree from COPPE—Federal University of Rio de Janeiro in Energy Planning/Nuclear Power. He is Professor at the Instituto de Eletrotécnica e Energia da Universidade de São Paulo (Electrotechnical and Energy Institute of the University of São Paulo), on leave, where he has published more than 100 technical papers and supervised more than 40 doctoral and master theses in the field. Previously, he has worked as a consultant at TecSauer Consultoria Ltda. and as manager of the nuclear reactor project for the Brazilian Navy.

Nestor Cuñat Cerveró - Mr. Cerveró has been our Manager of International Activities since January 31, 2003. Currently, Mr. Cerveró is also a member of the boards of directors of Petrobras Energia Participaciones S.A. and Petrobras Energia S.A. He has worked at our company since 1975, where he held several positions, including: Energy Manager, Programa de Termelétricas (Thermoelectrical Plants Program); Thermoelectrical Plants Manager of the Participations Superintendency; assistant to the CEO for the development of new ventures and partnerships; and Head of the Energy Sector of our industrial area. He has also represented our company at the boards of directors of several thermo-electrical energy companies and acted as assistant to the Presidência da Comercializadora Brasileira de Energia Emergencial (Presidency of the Brazilian Supplier of Emergencial Energy—CBEE) of the Ministry of Mines and Energy.

Executive Officers of PIFCo

All of the current executive officers are experienced managers from Petrobras, some of whom have served on the boards of directors of Petrobras subsidiaries and in representative offices abroad. The executive officers work as a board and are responsible for PIFCo’s day-to-day management. PIFCo’s executive officers serve indefinite terms and can be removed with or without cause.

The following table sets forth certain information about PIFCo’s executive officers.

EXECUTIVE OFFICERS OF PIFCo

Name	Date of Birth	Position	Year of Appointment
Almir Guilherme Barbassa	May 19, 1947	Chief Executive Officer	1999
Guilherme Pontes Galvão França	January 18, 1959	Commercial Manager	2005
Daniel Lima de Oliveira	December 29, 1951	Financial Manager	2000
Mariângela Monteiro Tizatto	August 9, 1960	Accounting Manager	1998
Nilton Antônio de Almeida Maia	June 21, 1957	Legal Manager	2000
Gérson Luiz Gonçalves	September 29, 1953	Auditor Manager	2000
Isabela Cesário de Faria Alvim	July 11, 1961	Secretary	2004

Guilherme Pontes Galvão França. Mr. França became an executive officer of PIFCo on March 7, 2005. He also serves as Manager of Clean Products Supply and Trading since December 2004. He joined Petrobras in 1982 and worked as a Commercialization and Supply Analyst in the logistics area of Petrobras from 1982 to 1990. In 1990 he moved to the trading area specializing in Lubricants and fuel oil. From 1993 to 2000, Mr. França served as Manager of Special Products Domestic Sales. From 2001 to 2004, he served as Manager of LPG Trading and Domestic Sales.

Daniel Lima de Oliveira. Mr. Lima de Oliveira became an executive officer of PIFCo on April 19, 2000. Mr. Lima is the acting chief financial officer of PIFCo. He joined Petrobras in 1976 as a supply engineer in the Commercial Department. In 1982 he moved to the Financial Department where he worked in the short-term credit division and served as Assistant to the General Manager. From 1984 until 1988, he served as Financial Manager of Petrobras’ London office. From 1988 to 1992, Mr. Lima de Oliveira served as manager at Braspetro. From 1992 to 1995, he served as Long-Term Credit Division Manager at Petrobras Financial Department. From 1995 to 1999, he served as a financial manager of Petrobras’ New York office. Since January 2002, he has been a director of Petrobras International Braspetro BV (PIB BV) and Braspetro Oil Services Company—BRASOIL and since March 2004 he has been a member of the Borad of Directors of REFAP S/A. He has served as PIFCo’s financial manager since 1999.

Mariângela Monteiro Tizatto. Ms. Tizatto has served as PIFCo’s Accounting Manager since April 4, 1998. She joined Petrobras in 1989 as an accountant in the Accounting Department. Since 1999, she has served as Petrobras’ General Manager for Accounting Operations. From 1990 to 1995, she was Manager of Petrobras’ Consolidated Accounting System, and from 1995 to 1999, she served as Manager of Petrobras’ Division of Corporate Accounting. Before joining Petrobras, Ms. Tizatto was Manager of Auditing for Deloitte Touche Tohmatsu, where she worked for seven years. She was also a professor of advanced accounting at the Faculdade Moraes Junior in Rio de Janeiro (1990).

Nilton Antônio de Almeida Maia. Mr. Maia has served as PIFCo’s Legal Manager since April 19, 2000. He joined Petrobras in 1984 as an internal auditor. He has served as a tax consultant to Petrobras’ Legal Department, and since early 2000, has served as General Manager for the Finance and Tax Division. Mr. Maia also currently serves as General Counsel for Petrobras. He has completed post-graduate degrees in law, with specializations in energy and tax law, from the Universidade Cândido Mendes and the Universidade Estácio de Sá.

Gerson Luiz Gonçalves. Mr. Gonçalves has served as PIFCo’s Auditor Manager since April 19, 2000. He joined the Internal Audit Department of Petrobras in 1976 and has been Petrobras’ Executive Manager for Internal Auditing for the last six years. He is responsible for all of Petrobras’ internal accounting control activities. Mr. Gonçalves is a member of the Brazilian Institute of Internal Auditors (AUDIBRA) and of the United States’ Institute of Internal Auditors (IIA).

Isabela Cesário de Faria Alvim. Ms. Alvim has served as PIFCo’s Secretary since April 2004. She joined Petrobras in 1984 as an analyst for Maritime Transport. In 1995 she moved from the Planning Department to the Financial Department. Ms. Alvim has served as Manager of Trade Lines, Guarantees and Structured Finance since 2001. She has been Subsidiaries’ Manager since April 2004.

Compensation

Petrobras

For 2004, the aggregate amount of compensation we paid to all members of the board of directors and executive officers was approximately U.S.$2.0 million.

In addition, the members of the board and the executive officers receive certain additional benefits generally provided to our employees and their families, such as medical assistance, payment of educational expenses and supplementary social security benefits.

We have no service contracts with our directors providing for benefits upon termination of employment. We have a compensation and succession committee in the form of an advisory committee. See “—Advisory Committees—Petrobras.”

PIFCo

PIFCo’s directors and executive officers are paid by Petrobras in respect of their function as Petrobras’ employees, but they do not receive any additional compensation, pension or other benefits from PIFCo or Petrobras in respect of their functions as PIFCo’s directors or officers, as the case may be.

Indemnification of Officers and Directors

Our bylaws require us to defend our senior management in administrative and legal proceedings and to maintain insurance coverage to protect senior management from liability arising from the performance of their functions. Subject to certain limitations, the policy reimburses losses and expenses due to wrongful acts of our directors and officers, such as breach of duty, neglect, error, misstatement, misleading statements, omission or acts by our directors and officers in the performance of their position, or any matter claimed against them solely by reason of their functions or positions, including the purchase or sale of our securities. Coverage includes the advancement of defense costs.

Share Ownership

Petrobras

As of May 31, 2005, the members of our board of directors, our executive officers, the members of our fiscal council, and close members of their families, as a group, beneficially held a total of 12 common shares and 510 preferred shares of our company. Accordingly, on an individual basis, and as a group, our directors, executive officers, fiscal council members, and close members of their families beneficially owned less than one percent of any class of our shares. The shares held by our directors, executive officers, fiscal council members, and close members of their families have the same voting rights as the shares of the same type and class that are held by our other shareholders. None of our directors, executive officers, fiscal council members, or close members of their families holds any options to purchase common shares or preferred shares. Petrobras does not have a stock option plan for its directors, officers and employees.

PEPSA has two stock option programs that grant its executive officers and senior managers options to (1) purchase shares of PEPSA at a set exercise price or to receive cash equal to the difference between the average market price of PEPSA shares during the 20 days prior to exercise date and the exercise price and (2) receive shares of PEPSA at no cost or receive cash equal to the market value of such shares.

PIFCo

As of May 31, 2005, PIFCo’s share capital was composed of 50,000 shares of common stock. All of PIFCo’s issued and outstanding shares of common stock are owned by us.

Fiscal Council

We have established a permanent fiscal council (conselho fiscal) in accordance with applicable provisions of the Brazilian Corporation Law, composed of up to five members. As required by the Brazilian Corporation Law our fiscal council is independent of our management and external auditors. The fiscal council’s responsibilities include, among others: (i) monitoring management’s activities and (ii) reviewing our annual report and financial statements. The members and their respective alternates are elected by the shareholders at the annual general shareholder’s meeting. Holders of preferred shares without voting rights and minority common shareholders are each entitled, as a class, to elect one member and his respective alternate to the fiscal council. The Brazilian government has the right to appoint the majority of the members of the fiscal council and their alternates. One of these members and his respective alternate are appointed by the Minister of Finance representing the Brazilian Treasury. The members of the fiscal council are elected at our annual general shareholders’ meeting for a one-year term and reelection is permitted.

The following table lists the current members of the fiscal council:

FISCAL COUNCIL

Name	Year of First Appointment
Marcus Pereira Aucélio	2005
Denise Maria Ayres de Abreu	2004
Túlio Luiz Zamin	2003
Nelson Rocha Augusto	2003
Maria Lúcia de Oliveira Falcón	2003

The following table lists the alternate members of the fiscal council:

Name	Year of First Appointment
Eduardo Coutinho Guerra	2005
Osvaldo Peterson Filho	2003
Edison Freitas de Oliveira	2002
Maria Auxiliadora Alves da Silva	2003
Celso Barreto Neto	2002

Advisory Committees

Petrobras

We also have three advisory committees to our board of directors as follows: Comitê de Auditoria, the audit committee, Comitê de Remuneração e Sucessão, the compensation and succession committee, and Comitê de Meio Ambiente, the environmental committee. The committee members are composed exclusively of members of our board of directors.

On June 17, 2005, our Board of Directors approved the appointment of our audit committee to satisfy the audit committee requirements of the Sarbanes-Oxley Act of 2002 and Rule 10A-3 under the Securities Exchange Act of 1934.

The audit committee is responsible for, among other things: (1) making recommendations to our Board of Directors with respect to the appointment, compensation and retention of our independent auditor; (2) assisting in the resolution of conflicts between management and the independent auditor with respect to our financial statements; and (3) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal control and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The members of our audit committee are Fabio Colletti Barbosa, Gleuber Vieira and Jaques Wagner.

Our audit committee’s charter is being amended to meet the audit committee requirements of the Sarbanes-Oxley Act of 2002 and Rule 10A-3 under the Securities Exchange Act of 1934, including the incorporation of the powers mentioned above, and we expect such amendments to be officially approved on or before July 31, 2005.

The compensation and succession committee is responsible for, among other things: (1) proposing remuneration packages for members of the board of directors and for the executive officers; (2) proposing performance targets for the executive officers; and (3) evaluating the effectiveness of procedures designed to retain talented employees. The members of our compensation and succession committee are Cláudio Luiz da Silva Haddad, Fabio Colletti Barbosa and Jaques Wagner.

The environmental committee is responsible for, among other things: (1) overseeing and managing environmental and work safety issues affecting us; (2) establishing measurable environmental targets and ensuring compliance; and (3) recommending changes in environmental, health and safety policy, if necessary, to our board of directors. The members of our environmental committee are Dilma Vana Rousseff, Jorge Gerdau Johannpeter and José Eduardo de Barros Dutra.

PIFCo

PIFCo does not have any committees to its board of directors.

Employees and Labor Relations

Petrobras

We had 52,037 employees on December 31, 2004, compared to 48,798 employees on December 31, 2003 and 46,723 on December 31, 2002. The increase in the number of our employees in 2004 is primarily a result of the implementation of a hiring policy designed to meet our demand for more employees. This increased demand has resulted from the growth of our business and our desire to reduce the number of outsourced personnel. Expenses relating to employees of the parent company amounted to approximately R$4,374 million (U.S.$1,495 million) in 2004, R$3,612 million (U.S.$1,175 million) in 2003 and R$3,019 million (U.S.$1,033 million) in 2002. During 2004, these expenses represented 70% of our consolidated employee expenses.

Of the 52,037 employees of Petrobras on December 31, 2004, the parent company employed 39,091. Of these 39,091 employees, 27,404 occupied mid-level positions related to operations and administrative support, and 10,749 worked as upper-level employees in engineering and administration. The remaining 938 employees of the parent company were maritime employees. 67% of the parent company’s workforce was located in the Southeast region of Brazil, 27% was located in the Northeast region, and the remaining 6% was elsewhere.

We negotiate annually collective bargaining agreements with the Oil Workers’ Unified Federation, the union to which our onshore employees are affiliated, and the Maritime Employee’s Union, the union to which our maritime employees are affiliated. The current collective bargaining agreement with the Oil Workers’ Unified Federation was signed on November 29, 2004, and is retroactive to September 1, 2004. This collective bargaining agreement will expire on August 31, 2005. The current collective bargaining agreement with the maritime employees’ union was signed on April 11, 2005, and is retroactive to November 1, 2004. This collective bargaining agreement will expire on October 31, 2005.

We consider our relations with our employees and with the Oil Worker’s Unified Federation and maritime employee’s union to be satisfactory.

Under the terms of the new collective bargaining agreements for our onshore and maritime employees, we agreed, among other things, to increase the salary of oil workers by 7.81% and grant a single level pay scale raise to all employees, effective retroactively to September and November 2004, respectively.

A labor strike has not caused a material decrease in production since 1995, when our oil workers held a 30-day strike to protest the amendment to the Brazilian constitution under which we ceased to be the Brazilian government’s exclusive agent in the Brazilian hydrocarbon industry. The strike caused a significant decrease in our production and refining output and led to a substantial increase in the level of our imports. Since then, the most significant strike occurred in 2001, when our oil workers were on strike for five days. During 2004, there were work disturbances during the period of negotiation of the new collective bargaining agreements, which included partial work stoppages lasting 24 hours and delays to initiate the working day. Such disturbances did not have a negative effect on our results.

We spent approximately R$274.7 million (U.S.$93.9 million) on employee training in 2004 at our training centers, as compared to R$275.1 million (U.S.$89.5 million) in 2003.

With the enactment of the Oil Law and the emergence of competitors in the Brazilian oil sector, we have developed a strategic plan to provide incentives to attract new employees and to retain existing ones. We have also implemented a management improvement plan, which will focus on training our management-level employees to enable them to develop the skills necessary to operate in a free-market economy. As part of our employee incentives, we have merit-based promotions and, as permitted by Brazilian law, a profit sharing plan with predetermined criteria. Pursuant to this plan, the amount of the profit sharing is determined by our Board of Directors and the manner of distribution is determined by negotiation with the labor unions representing our employees. However, under Brazilian law, the profit sharing plan will be subject to an annual limit equal to 25% of total proposed dividends for the year.

Our profit sharing distributions to our employees within the entire Petrobras Group were R$783 million (U.S.$295 million) for 2004, R$894 million (U.S.$291 million) for 2003 and R$444 million (U.S.$152 million) for 2002. At Petrobras’ annual general shareholders’ meeting held on March 31, 2005, its shareholders approved a profit sharing distribution to Petrobras employees (excluding subsidiaries) of R$660 million (U.S.$248 million) for 2004. In April and May 2005, Petrobras approved an additional profit sharing distribution totalling R$66.0 million (U.S.$29.9 million) to complement this amount. Our subsidiaries approved a total profit sharing distributions to their employees of R$123 million (U.S.$46 million) at their annual general shareholders’ meetings in March 2005.

Our Pension and Health Care Plans

We sponsor a contributory defined benefit pension plan known as PETROS, which covers approximately 80% of our employees. The principal objective of PETROS has been to supplement the social security pension benefits of our employees, as well as employees of our subsidiaries and affiliates, certain other companies and PETROS itself. Employees that participate make mandatory monthly contributions. Our historical funding policy has been to make annual contributions to the plan in the amount determined by actuarial appraisals. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. We made contributions of U.S.$435 million in 2004, as compared to contributions of U.S.$402 million in 2003. We recorded a liability of U.S.$3,081 million in 2004, U.S.$2,055 million in 2003 and U.S.$1,452 million in 2002 for the excess of the actuarial value of our obligation to provide future benefits over the fair value of the plan assets used to satisfy that obligation. See Note 18 to our audited consolidated financial statements.

In addition, some of our consolidated subsidiaries, including PEPSA and Liquigás, have defined benefit plans with substantially similar items.

On May 11, 2001, our board of directors approved the creation of a new mixed benefit plan for existing, active and inactive employees. The plan, Petrobras VIDA, was designed to attract and retain qualified professionals and to reduce our pension obligations. The Secretaria de Previdência Complementar (Supplemental Pension Plan Secretariat), the government entity empowered to authorize the creation of pension plans in Brazil, and other relevant authorities, approved the plan on September 20, 2001. In 2004, we cancelled the Petrobras VIDA plan as a result of certain legal proceedings filed by the Oil Workers Federation in connection with the plan. See Item 8. “Financial Information—Legal Proceedings—Labor Claims.”

Since the PETROS plan is not admitting new participants since August 9, 2002, employees hired since that date are covered by specific insurance policies, and will continue to be covered by such policies until we are able to offer them a supplemental pension plan.

During the negotiation of our collective bargaining agreement in 2003, a working group composed of representatives of Petrobras, the Oil Workers Federation and PETROS was created to evaluate our current pension system and formulate recommendations for change. The working group presented its preliminary conclusions to our management in 2004, but our management has requested additional information, which has not yet been provided.

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

The actuarial gains and losses arising from the differences between the actuarial assumptions and the costs effectively incurred are respectively included or excluded when defining the net actuarial liability. These gains and losses are amortized over the average remaining service period of the active employees. In 2004, we have revised some of these actuarial assumptions. See Item 5. “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Pension and Other Post-Retirement Benefits”

PIFCo

With the exception of sixteen employees of PEL, PIFCo’s personnel consist solely of Petrobras employees, and PIFCo relies on Petrobras to provide all administrative functions.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Petrobras

Our capital stock is composed of common shares and preferred shares, all without par value. On May 31, 2005, there were 634,168,418 outstanding common shares and 462,369,507 outstanding preferred shares. On April 24, 2000, effective as of May 23, 2000, our board of directors approved a 1 for 100 reverse stock split.

We have convened an extraordinary shareholders’ meeting for July 22, 2005 to approve a resolution to split our shares. If approved, each of our common and preferred shares will be split into four common and preferred shares, respectively. After the share split, our outstanding shares will be comprised of 2,536,673,672 common shares and 1,849,478,028 preferred shares and each of our ADS will represent 4 common or preferred shares, as the case may be.

Under the Brazilian Corporation Law, as amended, the number of non-voting shares of our company may not exceed two-thirds of the total number of shares. The Brazilian government is required by law to own at least a majority of our voting stock and currently owns 55.7% of our common shares, which are our only voting shares. The Brazilian government does not have any special voting rights, other than the right to always appoint a majority of our directors, irrespective of the rights our minority shareholders may have to elect directors, set forth in our by-laws.

The following table sets forth information concerning the ownership of our common shares and preferred shares as of May 31, 2005 by the Brazilian government, certain public sector entities and our officers and directors as a group. We are not aware of any other shareholder owning more than 5% of our common shares.

Shareholder	Common Shares	%	Preferred Shares	%	Total Shares	%
Brazilian government	353,314,557	55.7	—	—	353,314,557	32.2
BNDES Participações S.A.-BNDESPAR	12,062,731	1.9	72,893,991	15.8	84,956,722	7.7
Other Brazilian public sector entities	558,673	0.1	234,960	0.1	793,633	0.1
All directors and executive officers as a Group (15 persons)	12	—	510	—	522	—
Others	268,232,445	42.3	389,240,046	84.1	657,472,491	60
Total	634,168,418	100%	462,369,507	100%	1,096,537,925	100%

In August 2000, the Brazilian government sold 180,609,768 of our common shares, reducing its percentage of ownership of our common shares from 84% to the current preferred 55.7%. In July 2001, BNDES sold 41,381,826 of our preferred shares, which constituted its entire holdings of our preferred shares.

On March 29, 2004 our shareholders approved an increase in our authorized capital from R$30 billion (U.S.$10.2 billion) to R$60 billion (U.S.$20.4 billion).

As of May 31, 2005, approximately 38.5% of our preferred shares and approximately 27.5% of our common shares were held of record in the United States directly or in the form of American Depositary Shares. As of May 31, 2005, we had approximately 176,470,211 record holders of preferred shares, or American Depositary Shares representing preferred shares, and approximately 174,204,004 record holders of common shares, or American Depositary Shares representing common shares, in the United States.

PIFCo

As of May 31, 2005, PIFCo’s capital stock was composed of 50,000 shares of common stock. All of PIFCo’s issued and outstanding shares are owned by us.

Petrobras Related Party Transactions

Board of Directors

Direct transactions with interested members of our board of directors or our executive officers require the approval of our board of directors. None of the members of our board of directors, our executive officers or close members of their families has had any direct interest in any transaction we effected which is or was unusual in its nature or conditions or material to our business during the current or the three immediately preceding financial years or during any earlier financial year, which transaction remains in any way outstanding or unperformed. In addition, we have not entered into any transaction with related parties which is or was unusual in its nature or conditions during the current or the three immediately preceding financial years, nor is any such transaction proposed, that is or would be material to our business.

We have no outstanding loans or guarantees to the members of our board of directors, our executive officers or any close member of their families.

For a description of the shares beneficially held by the members of our board of directors and close members of their families, see Item 6. “Directors, Senior Management and Employees—Share Ownership.”

Brazilian Government and PETROS

We engage in numerous transactions in the ordinary course of business with our controlling shareholder, the Brazilian government, and with other companies controlled by it, including financings from BNDES and banking, asset management and other transactions with Banco do Brasil S.A.

The above mentioned transactions with Banco do Brasil had a net amount of US$3,891 million as of December 31, 2004.

As of December 31, 2004, we recorded transactions with the Brazilian government and other subsidiaries controlled by it relating to accounts receivable due to oil products supply through our consolidated subsidiary BR Distsribuidora in the amount of U.S.$264 million.

As of December 31, 2004, we had a receivable (the Petroleum and Alcohol Account) from the Brazilian government, our controlling shareholder, of U.S.$282 million secured by a U.S.$53 million blocked deposit account. See Item 4. “Regulation of the Oil and Gas Industry in Brazil—The Petroleum and Alcohol Account.”

We also have restricted deposits made by us which serve as collateral for legal proceedings involving the Brazilian government. As of December 31, 2004, these deposits amounted to U.S.$418 million.

Additionally, according to Brazilian law, we are only permitted to invest in securities issued by the Brazilian Government in Brazil. This restriction does not apply to investment outside of Brazil. As of December 31, 2004, the value of these government securities which have been directly acquired and held by us amounted to U.S.$87 million.

We also have accounted for related party transactions with PETROS, basically composed of government securities advanced by us to compose the plans assets. As of December 31, 2004, the value of these securities amounted to U.S.$326 million. In addition, PETROS also makes direct investments in government securities.

For additional information regarding our principal transactions with related parties, see Note 26 to our audited consolidated financial statements.

PIFCo Related Party Transactions

As a result of being our wholly-owned subsidiary, PIFCo has numerous transactions with us and other affiliated companies in the ordinary course of business. PIFCo’s primary business is to serve as an intermediary between third-party oil suppliers and us by engaging in crude oil and oil product purchases from international suppliers and reselling crude oil and oil products in U.S. dollars to us on a deferred payment basis, at a price which represents a premium to compensate PIFCo for its financing costs. Substantially all of PIFCo’s revenues are generated by transactions with us.

Since PIFCo’s inception there have been no, and there are no proposed, material transactions with any of PIFCo’s officers and directors. PIFCo does not extend any loans to its officers and directors.

PIFCo’s transactions with related parties resulted in the following balances in 2004 and 2003:

	December 31, 2004		December 31, 2003
	Assets	Liabilities	Assets	Liabilities
	(in millions of U.S. dollars)
Assets
Current
Accounts receivable	$7,788.1	—	$5,064.5	—
Notes receivable(1)	1,598.5	—	1,388.0	—
Marketable Securities	—	—	18.0	—
Exports Prepayment	152.9	—	72.5	—
Other non current
Notes receivable	338.4	—	338.4	—
Exports prepayment	1,261.8	—	1,406.9	—
Marketable securities	1,814.9	—	217.4	—
Liabilities
Current
Trade accounts Payable	—	562.1	—	271.0
Notes payable(1)	—	2,881.5	—	2,442.8
Unearned income	—	131.3	—	61.9
Long-term liabilities
Notes payable (1)	—	3,553.5	—	—

Total	$12,954.6	$7,128.4	$8,505.7	$2,775.7

Current	$9,539.5	$3,574.9	$6,543.0	$2,775.7

Long-term	$3,415.1	$3,553.5	$1,962.7	—

(1)	PIFCo’s notes receivable from and payable to Petrobras bear interest at LIBOR plus 3.0% per year.

PIFCo’s principal transactions with related parties are as follows:

	Years ended December 31,
	2004		2003		2002
	(in millions of U.S. dollars)
	Income	Expense	Income	Expense	Income	Expense
Sales of crude oil and oil products and services
PETROBRAS	$6,374.3	—	$3,618.8	—	$4,208.2	—
REFAP S.A.	972.1	—	794.3	—	680.5	—
Petrobras America, Inc.—PAI	2,734.5	—	1,109.9	—	467.7	—
BR Distribuidora	3.5	—	4.3	—	4.5	—
EG3 S.A.	12.9	—	10.0	—	14.6	—
Others	21.1	—	5.8	—	—	—
Cost of sales
PETROBRAS	—	(3,236.7)	—	(1,670.0)	—	(1,212.7)
Petrobras America, Inc.—PAI	—	(375.3)	—	(767.9)	—	(947.1)
Braspetro Oil Services Company—BRASOIL	—	(74.7)	—	(87.6)	—	(55.2)
Companhia MEGA S.A.	—	(299.4)	—	(235.9)	—	(158.1)
Eg3 S.A.	—	(60.4)	—	(74.5)	—	—
Fronape International Company	—	—	—	—	—	(34.2)
PIB.B.V.	—	(158.3)	—	—	—	—
PEBIS	—	(110.3)	—	—	—	—
Petrobras Energia		(72.1)
Others	—	(4.1)	—	(15.5)	—	(1.7)
Lease income (expense)
PETROBRAS	—	—	—	—	22.9	(5.7)
Braspetro Oil Services Company—BRASOIL	—	—	—	—	13.1	(5.2)
Fronape International Company	—	—	—	—	—	(13.1)
Selling, general and administrative expense
PETROBRAS	—	(97.0)	—	(17.1)	—	—
Others	—	(1.7)	—	—	—	—
Financial income
PETROBRAS	466.1	—	313.7	—	161.6	—
REFAP S.A.	16.8	—	8.8	—	8.2	—
Braspetro Oil Company—BOC	11.0	—	14.4	—	6.9	—
Braspetro Oil Services Company—BRASOIL	15.4	—	9.4	—	5.8	—
Fronape International Company	—	—	—	—	6.8	—
PIB.B.V	56.7	—	51.5	—	10.7	—
Marlim	1.8	—	3.3	—	2.0	—
Others	0.8	—	0.6	—	—	—
Financial expense
PETROBRAS	—	(168.4)	—	(111.0)	—	(55.6)
Others	—	(0.6)	—	(0.9)	—	(5.7)
Other Income and Expense
PNBV		(0.5)

Total	$(10,687.0)	$(4,659.5)	$5,944.8	$(2,980.4)	$5,613.5	$(2,494.3)

ITEM 8.	FINANCIAL INFORMATION

Petrobras Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements” and “Index to Financial Statements.”

PIFCo Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements” and “Index to Financial Statements.”

Legal Proceedings

Petrobras

We are currently subject to numerous proceedings relating to civil, criminal, administrative, environmental, labor and tax claims. Several individual disputes account for a significant part of the total amount of claims against

us. Our audited consolidated financial statements only include provisions for probable and reasonably estimable losses and expenses we may incur “in connection with pending litigation, including the proceedings described below under “Environmental Claims.” See Note 21 to our audited consolidated financial statements. The table below sets forth our recorded financial provisions by type of claim:

PROVISIONS BY TYPE OF CLAIM(1)

	As of December 31,
	2004	2003
	(in millions of U.S. dollars)
Labor claims	$26	$22
Tax claims	73	39
Civil claims	123	90
Commercial claims and other contingencies	35	109

Total	$257	$260

(1)	Excludes provisions for contractual contingencies and tax assessments by the INSS.

Claims against Petrobras, the parent company, which as of December 31, 2004, corresponded to approximately 34.9% of the total amount of claims against us, have decreased and the amounts paid by us in respect of legal claims against Petrobras in each of the last five years have never exceeded U.S.$58.5 million. As of December 31, 2004, we estimated that the total amount of claims against us, excluding disputes involving non-monetary claims or claims not reasonably estimable in the current stage of the proceedings, was approximately U.S.$7.1 billion.

The most significant claims are described below:

Civil claims

On November 23, 1992, Porto Seguro Imóveis Ltda., a minority shareholder of Petroquisa, filed a lawsuit against us in a State Court of Rio de Janeiro for alleged losses suffered as a result of the sale of the share participation held by Petroquisa in various petrochemical companies included in the National Privatization Program (Programa Nacional de Desestatização). The plaintiff in the lawsuit requests that we, as controlling shareholder of Petroquisa, be compelled to reinstate the damages made to Petroquisa’s equity, as a consequence of the corporate acts that approved the minimum sales price attributed to its share participation in the capital of the privatized companies. An initial decision on January 14, 1997 held us liable to Petroquisa for damages in an amount equivalent to U.S.$3.406 million. Additionally, we were required to pay the plaintiff 5% of the indemnification amount as a premium as well as lawyers’ fees of 20% over that amount. However, since the amount due is payable to Petroquisa, not the plaintiff, and we own 99.0% of Petroquisa’s share capital, the actual disbursement, in case the decision is not dismissed, will be limited to such 25% of the damages amount, or U.S.$851 million. We appealed and prevailed in canceling the judgment, but a subsequent appellate decision on March 30, 2004 found us liable for U.S.$2.36 billion, plus a 5% premium and 20% of attorney’s fees, all payable to Petroquisa. We will now file appeals to both the Superior Justice Tribunal and to the Federal Supreme Court.

On May 28, 1981, Kallium Mineração S.A. brought an action against Petromisa, our former subsidiary, in the Federal Court of the State of Rio de Janeiro alleging damages of R$1,044 million (U.S.$450 million) relating to the rescission of a contract to develop a potassium salt mine. On August 10, 1999, the trial judge dismissed most of the plaintiff’s claims and ordered us to indemnify the plaintiff only with respect to the preliminary research expenses it had incurred. Both parties have appealed the decision. If Kallium prevails on appeal, we would be required to pay an additional amount of 10% of any judgment to cover attorneys’ fees.

Several individuals have filed a lawsuit (an ação popular) against us, Repsol-YPF and the Brazilian government seeking to unwind the 2001 exchange of certain of our operating assets in Brazil for some of YPF’s operating assets in Argentina. The plaintiffs maintain that the assets exchanged were not properly valued and that, therefore, the transaction was not in our best interests. On September 5, 2002, the Fourth Chamber of the Brazilian Federal Court of Appeals for the Fourth Region granted an injunction to the plaintiffs. The Superior Court of Justice of Brazil suspended the injunction, stressing that the transaction had been approved by the Brazilian antitrust authorities, the ANP and the Brazilian Federal Audit Court. We are awaiting a final disposition on the merits.

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

On behalf of the special purpose company involved in the U.S.$2.5 billion Barracuda/Caratinga project financing, we were party to a negotiation with Halliburton and its subsidiary, Kellogg Brown & Root, Inc., KBR, relating to certain project construction delays and cost overruns. Prior to settlement, the total amount of the KBR remaining claims against the special purpose company was approximately U.S.$375 million and the total amount of claims that we and the special purpose company had against Halliburton and KBR, in addition to liquidated damages, and was approximately U.S.$380 million. On December 6, 2004, with the approval by the project lenders, we reached an agreement with Halliburton and KBR for settlement of these claims releasing all parties from the claims. As part of the settlement arrangements, the amounts due under the original contracts were readjusted including an additional payment of U.S.$79 million to KBR and we agreed, on behalf of the special purpose company of the project, to receive from KBR on December 7, 2004 only part of the total amount of certain mobilization payment repayment, the balance being paid with accrued interest in installments due up to February 2005. Additionally, we agreed to extend certain construction deadlines and reduce the scope of the works to be performed by KBR to complete the construction of the oil platforms to be delivered in connection with the project and perform works related to the assisted operation phase after the platforms depart their docks.

On January 18, 2000, a pipeline connecting one of our terminals to a refinery in Guanabara Bay ruptured, causing a release of approximately 341,000 gallons of crude oil into the bay. We undertook action to control the spill in an effort to prevent the oil from threatening additional areas. As a result of this spill, 338 individual lawsuits were filed by fishermen of the State of Rio de Janeiro claiming damages in an aggregate amount of approximately R$100 million. Approximately half of the cases brought so far have been decided against us. In addition, the Federation of Fishermen of the State of Rio de Janeiro filed a lawsuit against us claiming damages of approximately R$537 million. On February 7, 2002, the judge hearing this matter found that damages were due, but not in the amount claimed. Both parties appealed this decision. On October 8, 2002, the Court of Appeals of the State of Rio de Janeiro denied the appeal filed by the plaintiff and dismissed the claim with respect to all fishermen who had already settled their claims against us or who had already filed individual lawsuits against us, and also with respect to certain other fishermen. These dismissals dramatically reduced the number of plaintiffs who could be entitled to damages. We have filed additional appeals and are awaiting a final decision.

Labor Claims

We are a defendant in five labor lawsuits filed by the Oil Workers Federation with three different state labor courts related to our alleged failure to index salaries in accordance with the official inflation rates published by the Brazilian government during the years 1987, 1989 and 1990. The lawsuits are each at different stages of the litigation process.

On November 23, 2001, the Oil Workers Federation, which represents approximately 96.7% of our workers, filed a lawsuit against the Supplemental Pension Plan Secretariat, seeking to prevent the approval of Petrobras VIDA. An initial judicial decision by a lower court annulled the plan, but that decision is currently being reviewed by an appeals court. Although some employees had already opted to migrate to the plan, an injunction was granted on January 10, 2002, which resulted in the suspension of the plan and which prevented us from including any employees under this plan. In 2004, we cancelled this plan. See Item 6. “Directors, Senior Management and Employees—Employees and Labor Relations—Our Pension and Health Care Plans.”

Tax Claims

We received several tax assessments from the INSS alleging irregular presentation of documentation by construction companies and other service providers under contract with us with regard to their INSS contributions. The INSS seeks to hold us jointly and severally liable for contributions not made by these providers. We are analyzing each of the INSS’s assessments in order to attempt to recover payments that we made to the INSS with respect to these tax assessments. In addition, we intend to take action against service providers in order to recover any amounts paid and not recovered from the INSS. Because it is unlikely that we will successfully obtain a reversal of the INSS’s decision through the agency’s administrative procedures, at December 31, 2004, we had a balance of U.S.$107 million in our provision to cover future payments to the INSS.

Federal tax authorities (Delegacia da Receita Federal) have served us with a tax assessment of approximately R$566 million related to a withholding tax (IRRF) that they believe should have been paid in connection with remittances we made abroad between 1999 and 2002. The remittances were related to the purchase of imported oil by Petrobras. According to the federal tax authorities, such remittances corresponded to interest payments, which they believe would give rise to the tax levy they claim. However, the importation documents do not make reference to the alleged interest payments. Petrobras is currently challenging the tax assessment.

The Rio de Janeiro branch of the Brazilian Revenue Service (Secretaria da Receita Federal) has asserted that, under Brazilian law, drilling and production platforms may not be classified as sea-going vessels and therefore should not be chartered but leased. Based on this interpretation of Brazilian law, overseas remittances for charter payments would be reclassified as lease payments, and would be subject to withholding tax at the rate of 25%. The Brazilian Revenue Service has filed two tax assessments against us in connection with the withholding tax (IRRF) on foreign remittances of payments related to the charter of vessels of movable platform types. On February 17, 2003, the Brazilian Revenue Service served us with a tax assessment notice for R$93 million (approximately U.S.$32 million) covering disputed taxes for 1998. On June 27, 2003, the Brazilian Revenue Service served us with a tax assessment notice for R$3,064 million (approximately U.S.$1,066 million) covering disputed taxes for the period from 1999 to 2002. We appealed the two unfavorable rulings from the Brazilian Revenue Service with respect to these tax assessments to a higher administrative court. On February 24, 2005, the Sixth Chamber of the First Taxpayers’ Council of the Ministry of Finance denied two voluntary appeals filed by us, upholding the tax assessments imposed by the Federal Revenue Office in Rio de Janeiro when it held that drilling and production platforms may not be classified as sea-going vessels and therefore should be leased, not chartered. We will continue to appeal the tax assessment at the federal administrative level and later at the federal judicial level, if necessary.

Environmental Claims

In the period between 2000 to 2004, we experienced several accidents, some of them leading to significant oil spills: 140,000 gallons in 2004, 73,000 gallons in 2003, 52,000 gallons in 2002 and 691,000 gallons in 2001. As a result of certain of these accidents, we remain subject to several administrative, civil and criminal investigations and proceedings. We cannot predict whether additional litigation will result from those accidents or whether any such additional proceedings would have a material adverse effect on us. See Note 21(d) to our audited consolidated financial statements.

January 2000 spill—Guanabara Bay

On January 18, 2000, a pipeline connecting one of our terminals to a refinery in Guanabara Bay ruptured, causing a release of approximately 341,000 gallons of crude oil into the bay. We undertook action to control the spill in an effort to prevent the oil from threatening additional areas. We have spent approximately R$104 million in connection with the clean-up efforts and fines imposed by IBAMA in connection with this spill, and are subject to several legal proceedings as a result of this spill, including:

•	a criminal proceeding instituted on January 24, 2001 by the Public Ministry of the State of Rio de Janeiro. The initial ruling declared the proceeding invalid by virtue of the Federal Constitution of Brazil, which permits only individuals, not legal entities, to be held criminally liable;

•	a criminal complaint filed against us, our former president and nine other employees by the Federal Public Ministry in São João de Meriti. On April 30, 2002, the judge determined that we could not appear as a defendant in this criminal proceeding as a result of an injunction we obtained from the court, although the decision is still subject to appeal. The local federal tribunal dismissed the complaint against our former president, and this dismissal is not subject to appeal.

July 2000 Spill—Curitiba

On July 16, 2000, an oil spill occurred at our President Getúlio Vargas refinery, located approximately 15 miles (24 kilometers) from Curitiba, capital of the State of Paraná, releasing approximately 1.06 million gallons of crude oil into the surrounding area. We spent approximately R$74 million on the clean-up effort and fines imposed by the State of Paraná authorities. In addition, in relation to this spill:

•	on August 1, 2000, IBAMA imposed fines in the amount of R$168 million. We contested these fines, but IBAMA subsequently upheld them. On February 3, 2003, we filed a lawsuit in order to challenge these fines and obtained an injunction that allows us to pursue a decision to this claim without posting a bond in the amount of the fines. We are currently awaiting a final disposition of this case;

•	several civil actions have been filed against us, the most important of which is a civil action filed on January 1, 2001 by the Federal Public Ministry and the Paraná State Public Ministry seeking damages of approximately R$2,300 million. On April 4, 2001, we filed our response and are still awaiting a decision; and

•	the Federal Public Ministry instituted a criminal action against us, our former president and our former superintendent of the REPAR refinery. A habeas corpus petition has currently suspended the action in favor of us, our former president and our former superintendent of the REPAR refinery. We await a final decision on the merits.

February 2001 spill—Rivers in the State of Paraná

On February 16, 2001, our Araucária-Paranaguá pipeline ruptured as a result of an unusual movement of the soil and spilled approximately 15,059 gallons of fuel oil into several rivers located in the State of Paraná. On February 20, 2001, we finalized the cleaning of the river surfaces, recovering approximately 13,738 gallons of fuel oil. As a result of the accident:

•	the Instituto Ambiental do Paraná (IAP) fined us approximately R$150 million. We contested this fine, and IAP reduced the fine to R$90 million. We are contesting this reduced fine;

•	the Federal Public Ministry and the Paraná State Public Ministry filed a public civil action against us seeking damages of approximately R$3,700 million and to oblige us to take certain remedial steps to prevent future accidents. On July 19, 2002, we filed our response and are currently awaiting a decision; and

•	the Federal Police of the State of Paraná is currently conducting a criminal investigation, which is in its initial stages.

March 2001 gas explosion and spill—Roncador field

On March 15, 2001, a gas explosion inside one of the columns of the P-36 production platform, located in the Roncador field (75 miles off the Brazilian coast) led to the death of 11 employees and eventual sinking of the platform. The accident also caused 396,300 gallons of oil to spill into the ocean. As a result of the accident:

•	the Federal Public Ministry filed a lawsuit on January 23, 2002 seeking the payment of R$100 million as environmental damages, among other demands. We have presented our defense to these claims and are awaiting a decision; and

•	IBAMA fined us approximately R$7 million. We are contesting these fines through administrative proceedings.

October 2002 FPSO accident

On October 13, 2002, a power blackout in FPSO P-34, which is located in the Barracuda-Caratinga fields, affected the ship’s water balance system and caused water to move from storage tanks located in one side of the ship to the tanks located in the opposite side, causing the FPSO to roll up to an angle of 40 degrees. Four days later, the stability of the ship had been restored, without casualties or spill of oil into the sea. As a result of the investigation of this accident, several measures to prevent similar accidents were incorporated into our Programa de Excelência Operacional-PEO (Operational Excellence Program). In connection with the accident:

•	we executed a Termo de Ajustamento de Conduta (Agreement for Regularization of Conduct), or TAC, with IBAMA, relating to our production activities in the Campos Basin, pursuant to a Presidential Decree enacted on December 12, 2002. Under the TAC, we agreed to conduct certain actions in the Campos Basin to reduce the risk of environmental damage;

•	Following the FPSO P-34 accident, the Comissão Estadual de Controle Ambiental (State Commission for Environment Control, or CECA) fined as in R$1 million because our exploration license in Campos Basin had allegedly expired. We are contesting this fine trough administrative proceedings.

•	on January 16, 2003, the Federal Public Ministry filed a motion for a protective order with a request for an injunction against us, IBAMA and Agência Nacional do Petróleo (National Petroleum Agency, or ANP), in order to challenge the validity of the letter of intent and of the TAC and prevent us from obtaining from IBAMA new licenses for our platforms located in the Campos Basin. The trial judge partially accepted the plaintiff’s request for an injunction. A Chamber of the Brazilian Federal Court of Appeals for the Second Circuit suspended the injunction, upholding the validity of the TAC, which is not subject to appeal. The proceedings at the trial court will continue until the trial judge makes a final decision on the merits of the complaint, which decision would be subject to further appeals.

Pollution

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

PIFCo

There is no litigation or governmental proceeding pending or, to PIFCo’s knowledge, threatened against PIFCo’s or any of its subsidiaries that, if adversely determined, would have a significant effect on its financial position or profitability.

Dividend Distribution

Petrobras

The tables below describe our dividend payments for the last five fiscal years, including amounts paid in the form of interest on shareholders’ equity.

	For the Year Ended December 31,
	2004	2003	2002	2001	2000
	(in millions of U.S. dollars)
Dividends paid to shareholders	1.785	941	999	1.702	512
Dividends paid to minority interests	24	2	19	23

	1.809	943	1.018	1.725	512

For our policy on mandatory dividend distribution see Item 10. “Additional Information—Memorandum and Articles of Incorporation of Petrobras—Payment of Dividends and Interest on Shareholders’ Equity” and Item 10. “Additional Information—Memorandum and Articles of Incorporation of Petrobras—Mandatory Distribution.” We may change our dividend policy at any time within the limits set forth by Brazilian law.

PIFCo

For a description of PIFCo’s dividend distribution policy, see “Item 10. Additional Information—Memorandum and Articles of Association of PIFCo—Rights and Obligations of Shareholders—Dividends.”

ITEM 9.	THE OFFER AND LISTING

Petrobras

Trading Markets

Our shares and ADSs are listed or quoted on the following markets:

Common Shares	São Paulo Stock Exchange (BOVESPA) - São Paulo (ticker symbol PETR3); Mercado de Valores Latinoamericanos en Euros (LATIBEX) - Madrid, Spain (ticker symbol XPBR)

Preferred Shares	São Paulo Stock Exchange (BOVESPA) - São Paulo (ticker symbol PETR4); Mercado de Valores Latinoamericanos en Euros (LATIBEX) - Madrid, Spain (ticker symbol XPBRA)

Common ADSs	New York Stock Exchange (NYSE) - New York (ticker symbol PBR)

Preferred ADSs	New York Stock Exchange (NYSE) - New York (ticker symbol PBRA)

Our common and preferred shares are traded on the São Paulo Stock Exchange since 1968. Our ADSs representing one common share and our ADSs representing one preferred share are traded on the New York Stock Exchange since 2000 and 2001, respectively. Citibank N.A. serves as the depositary for both the common and preferred ADSs. Our common and preferred shares are traded on the LATIBEX since 2002. The LATIBEX is an electronic market created in 1999 by the Madrid stock exchange in order to enable trading of Latin American equity securities in euro denominations.

We are currently applying for listing of our shares on the Buenos Aires Stock Exchange, but we cannot predict when or whether our application will be approved.

Price Information

São Paulo Stock Exchange

The tables below set forth reported high and low closing sale prices in Reais per common and preferred share and the reported average daily trading volume in common and preferred shares on the São Paulo Stock Exchange for the periods indicated. The table also sets forth prices in U.S. dollars per common and preferred share at the commercial market rate for the purchase of U.S. dollars, as reported by the Central Bank of Brazil, for each of the dates of such quotations. See Item 3. “Key Information—Exchange Rates” for information with respect to exchange rates applicable during the periods set forth below.

	Reais per Common Share		U.S. dollars per Common Share		Average Number of Common Shares Traded per Day
	High	Low	High	Low
2000	60.39	33.40	33.21	18.60	486,196
2001	70.15	47.50	29.74	18.27	377,909
2002	63.12	37.89	26.93	9.80	407,641
2003	84.50	46.00	29.06	12.86	322,559
2004	107.70	76.55	40.36	23.97	332,548

2003:
First Quarter	58.50	46.00	17.85	12.86	291,970
Second Quarter	59.20	50.19	20.68	15.69	359,136
Third Quarter	70.10	56.39	24.14	18.47	328,855
Fourth Quarter	84.50	67.15	29.06	23.11	310,263
2004:
First Quarter	97.20	85.00	33.99	28.97	301,408
Second Quarter	101.30	76.55	35.09	23.97	396,947
Third Quarter	104.01	82.00	36.33	26.63	342,361
Fourth Quarter	107.70	98.50	40.36	34.44	288,448
2005:
First Quarter	132.30	101.60	49.61	37.54	306,023
2004:
November	104.70	98.50	37.59	35.61	273,615
December	107.70	99.00	40.36	35.62	292,695
2005:
January	107.30	101.60	41.13	37.54	290,165
February	129.95	106.90	49.31	40.98	388,472
March	132.30	112.50	49.61	41.66	252,982
April	119.00	105.5	44.77	40.63	229,365
May	113.88	104.3	47.95	42.28	196,471

	Reais per Preferred Share		U.S. dollars per Preferred Share		Average Number of Preferred Shares Traded per Day
	High	Low	High	Low
2000	58.00	39.90	32.04	22.28	1,201,168
2001	62.11	44.94	29.12	17.92	1,078,850
2002	60.30	35.15	25.73	9.07	1,067,370
2003	77.49	41.61	26.70	11.61	1,146,051
2004	97.88	67.21	36.68	21.04	1,206,369

2003:
First Quarter	52.70	41.61	16.13	11.61	1,130,564
Second Quarter	54.50	45.80	19.02	14.31	1,156,934
Third Quarter	64.82	51.39	22.29	17.30	1,165,288
Fourth Quarter	77.49	62.50	26.70	21.51	1,130,660
2004:
First Quarter	88.20	77.80	30.96	26.54	1,316,095
Second Quarter	88.50	67.21	30.65	21.04	1,323,339
Third Quarter	93.84	74.00	32.83	24.03	1,074,319
Fourth Quarter	97.88	89.60	36.68	31.74	1,114,502
2005:
First Quarter	115.75	90.95	43.46	33.47	1,239,430
2004:
November	95.80	89.60	34.41	32.49	992,050
December	97.88	90.41	36.68	32.53	1,103,586
2005:
January	94.30	90.95	36.15	33.47	1,012,605
February	113.05	93.80	42.91	35.95	1,525,170
March	115.75	99.20	43.46	36.73	1,211,973
April	103.9	91.9	39.09	35.47	973,355
May	101.3	92.5	42.65	37.44	814,038

New York Stock Exchange

The tables below set forth the reported high and low closing sale prices per ADSs representing one common share and ADSs representing one preferred share and their reported average daily trading volume on the New York Stock Exchange for the periods indicated.

	Reais per ADS representing One Common Share		U.S. dollars per ADS representing One Common Share		Average Number of ADS representing One Common Share Traded per Day
	High	Low	High	Low
2000	60.76	47.85	33.38	24.31	1,438,160
2001	69.46	47.58	30.06	18.14	838,939
2002	63.58	36.91	27.30	9.55	1,223,509
2003	84.77	46.21	29.27	12.94	1,044,189
2004	107.74	77.77	40.37	24.35	1,371,604

2003:
First Quarter	58.49	46.21	17.94	12.94	1,087,974
Second Quarter	59.66	49.52	20.90	15.43	1,071,698
Third Quarter	70.52	55.97	24.08	18.75	959,436
Fourth Quarter	84.77	67.37	29.27	23.21	1,060,130
2004:
First Quarter	98.74	85.82	34.11	29.28	1,546,458
Second Quarter	101.45	77.77	35.14	24.35	1,641,156
Third Quarter	103.48	81.99	36.05	26.86	1,106,792
Fourth Quarter	107.74	98.05	40.37	34.43	1,205,897
2005:
First Quarter	131.47	101.24	49.81	37.41	1,967,233

2004:
November	104.92	98.05	38.16	35.41	1,163,395
December	107.74	99.17	40.37	35.68	1,201,255
2005:
January	106.79	101.24	40.65	37.41	1,350,890
February	131.25	107.23	49.81	41.10	2,627,158
March	131.47	112.54	49.55	41.67	1,957,609
April	119.09	104.58	44.81	41.00	1,248,800
May	113.82	104.29	47.31	42.28	1,193,100

	Reais per ADS representing One Preferred Share		U.S. dollars per ADS representing One Preferred Share		Average Number of ADS representing One Preferred Share Traded per Day
	High	Low	High	Low
2000	58.03	39.82	31.89	22.24	915,982
2001	62.05	44.76	29.38	17.7	533,883
2002	60.81	34.40	25.95	8.9	683,403
2003	77.50	41.57	26.79	11.63	671,236
2004	97.94	66.59	36.70	20.85	818,145

2003:
First Quarter	53.08	41.57	16.28	11.63	740,087
Second Quarter	54.66	45.58	19.10	14.33	774,668
Third Quarter	65.00	51.00	22.25	17.60	647,661
Fourth Quarter	77.50	62.41	26.79	21.57	527,372
2004:
First Quarter	88.26	78.53	30.99	26.76	797,526
Second Quarter	88.31	66.59	30.59	20.85	925,295
Third Quarter	92.92	73.43	32.37	24.11	693,322
Fourth Quarter	97.94	89.27	36.70	31.67	859,141
2005:
First Quarter	115.73	90.84	43.62	33.43	1,567,575

2004:
November	96.32	89.27	34.41	32.49	943,286
December	97.94	90.61	36.70	32.60	745,782

2005:
January	94.90	90.84	35.85	33.43	1,239,625
February	114.52	93.92	43.46	36.00	2,027,284
March	115.73	99.04	43.62	36.67	1,468,691
April	104.35	89.91	39.22	35.60	929,014
May	101.04	92.01	42.09	37.3	667,552

Markets

The São Paulo Stock Exchange

In Brazil, securities are traded only on the São Paulo Stock Exchange, with the exception of electronically traded public debt securities. Privatization auctions are conducted on the Rio de Janeiro Stock Exchange.

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

The São Paulo Stock Exchange is a nonprofit entity owned by its member brokerage firms. Trading on each exchange is limited to member brokerage firms and a number of authorized nonmembers. The São Paulo Stock Exchange has two open outcry trading sessions each day from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 6:00 p.m. Brazil local time, except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m. Brazil local time, to closely mirror New York Stock Exchange trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Sistema de Negociação Assistida por Computador (Computer Assisted Trading System) on the São Paulo Stock Exchange. The São Paulo Stock Exchange also permits trading from 6:30 p.m. to 7:30 p.m. (or from 5:45 p.m. to 7:00 p.m. during daylight savings time in the United States) on an online system connected to traditional and internet brokers called the “After Market.” Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. There are no specialists or officially recognized market makers for our shares.

In order to better control volatility, the São Paulo Stock Exchange adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of thirty minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

The São Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world. At December 31, 2004, the aggregate market capitalization of the 394 companies listed on the São Paulo Stock Exchange was approximately U.S.$340.9 billion and the ten largest companies represented approximately 49% of the total market capitalization of all listed companies. All the outstanding shares of an exchange-listed company may trade on the São Paulo Stock Exchange, but in most cases, less than half of the listed shares are actually available for trading by the public. The remainder is held by small groups of controlling persons, by governmental entities or by one principal shareholder.

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

The Brazilian custodian for the common and preferred shares underlying the ADSs must, on behalf of the depositary for the ADSs, register with the Central Bank of Brazil to remit U.S. dollars abroad for payments of dividends, any other cash distributions or sales proceeds upon the disposition in Brazil of the shares. In the event that a holder of ADSs exchanges ADSs for common or preferred shares, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of the common or preferred shares or distributions relating to the common shares, unless the holder obtains a new registration. See Item 10. “Additional Information—Exchange Controls” and “—Additional Information—Brazilian Tax Considerations—Taxation of Gains” for a description of exchange controls and certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

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

PIFCo

PIFCo’s common stock is not registered and there is no trading market for it. PIFCo’s Senior Notes are listed in the Luxembourg Stock Exchange. PIFCo’s other debt securities have not been listed on any securities exchange.

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and Articles of Incorporation of Petrobras

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

Qualification of Directors

Brazilian law provides that only shareholders of a company may be appointed to its board of directors, but there is no minimum share ownership or residency requirement for qualification as a director. Members of our board of executive officers must be Brazilian nationals and reside in Brazil. Our directors and executive officers are prevented from voting on any transaction involving companies in which they hold more than 10% of the total capital stock or of which they have held a management position in the period immediately prior to their taking office. Under our bylaws, shareholders set the aggregate compensation payable to directors and executive officers. The Board of Directors allocates the compensation among its members and the executive officers.

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

Brazilian law also provides for three discretionary allocations of net profits that are subject to approval by the shareholders at the annual general shareholders’ meeting, as follows:

•	first, a percentage of net profits may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the reasons justifying the reserve cease to exist, or written off in the event that the anticipated loss occurs;

•	second, if the mandatory distributable amount exceeds the sum of realized net profits in a given year, this excess may be allocated to an unrealized revenue reserve. The Brazilian Corporation Law defines realized net profits as the amount of net profits that exceeds the net positive result of equity adjustments and profits or revenues from operations whose financial results take place after the end of the next succeeding fiscal year; and

•	third, a portion of our net profits that exceeds the minimum mandatory distribution may be allocated to fund working capital needs and investment projects, as long as such allocation is based on a capital budget previously approved by our shareholders. Capital budgets for more than one year must be reviewed at each annual shareholders’ meeting.

Mandatory Distribution

Under Brazilian Corporation Law, the bylaws of a Brazilian corporation may specify a minimum percentage of the amounts available for distribution by such corporation for each fiscal year that must be distributed to shareholders as dividends or interest on shareholders’ equity, also known as the mandatory distributable amount, which cannot be lower than 25% of the adjusted net profit for the fiscal year. Under our bylaws, the mandatory distributable amount has been fixed at an amount equal to not less than 25% of our net profits, after the allocations to the legal reserve, contingency reserve and unrealized revenue reserve. Furthermore, the net profits that are not allocated to the reserves above to fund working capital needs and investment projects as described above or to the statutory reserve must be distributed to our shareholders as dividends or interest on shareholders’ equity.

The Brazilian Corporation Law, however, permits a publicly held company, such as ours, to suspend the mandatory distribution if the board of directors and the fiscal council report to the annual general shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. The suspension is subject to approval of holders of common shares. In this case, the board of directors must file a justification for such suspension with the CVM. Profits not distributed by virtue of the suspension mentioned above shall be allocated to a special reserve and, if not absorbed by subsequent losses, shall be distributed as soon as the financial condition of the company permits such payments.

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

Any payment of interest on shareholders’ equity to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15% or 25%. The 25% rate applies if the beneficiary is resident in a tax haven. See “—Brazilian Tax Considerations.” The amount paid to shareholders as interest attributed to shareholders’ equity, net of any withholding tax, may be included as part of any mandatory distribution of dividends. Under the Brazilian Corporation Law, we are required to distribute to shareholders an amount sufficient to ensure that the net amount received, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on shareholders’ equity, is at least equal to the mandatory dividend.

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

Holders of preferred shares are entitled to priority in the distribution equal to the greater of a 5% of their pro rata share of our paid-in capital, or 3% of their shares book value with a participation equal to the common shares in corporate capital increases obtained from the incorporation of reserves and profits.

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

Voting Rights

Pursuant to the Brazilian Corporation Law and our bylaws, each of our common shares carries the right to vote at a general meeting of shareholders. The Brazilian government is required by law to own at least a majority of our voting stock. Preferred shares generally do not confer voting rights, except as described below. We may not restrain or deny the voting rights without the consent of the majority of the shares affected.

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

Preferred shareholders holding, individually or as a group, 10% of our total capital have the right to appoint and/or dismiss one member to or from our board of directors. Preferred shareholders have the right to separately appoint and/or dismiss one member to or from our fiscal council.

Our bylaws provide that, independently from the exercise of the rights above granted to minority shareholders, through cumulative voting process, the Brazilian government always has the right to appoint the majority of our directors.

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

A period of at least 30 days following the publication of notice of the issuance of new shares or securities convertible into shares is allowed for exercise of the right, and the right is negotiable. According to our bylaws, our board of directors may eliminate preemptive rights or reduce the exercise period in connection with a public exchange made to acquire control of another company or in connection with a public offering of shares or securities convertible into shares.

In the event of a capital increase by means of the issuance of new shares, holders of ADSs, of common or preferred shares, would have, except under circumstances described above, preemptive rights to subscribe for any class of our newly issued shares. However, you may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. See Item 3. “Key Information—Risk Factors—Risks Relating to our Equity and Debt Securities.”

Redemption and Rights of Withdrawal

Brazilian law provides that, under limited circumstances, a shareholder has the right to withdraw his or her equity interest from the company and to receive payment for the portion of shareholder’s equity attributable to his or her equity interest.

This right of withdrawal may be exercised by the holders of the adversely affected common or preferred shares in the event that we decide:

•	to create preferred shares or to increase the existing classes of preferred shares, without preserving the proportions to any other class of preferred shares, except as set forth in or authorized by our bylaws; or

•	to change the preferences, privileges or redemption or amortization conditions of any class of preferred shares or to create a new class of preferred shares entitled to more favorable conditions than the existing classes.

Holders of our common shares may exercise their right of withdrawal in the event we decide:

•	to merge into another company or to consolidate with another company, subject to the conditions set forth in the Brazilian Corporation Law; or

•	to participate in a centralized group of companies as defined under the Brazilian Corporation Law and subject to the conditions set forth therein.

The right of withdrawal may also be exercised by our dissenting shareholders in the event we decide:

•	to reduce the mandatory distribution of dividends;

•	to change our corporate purposes;

•	to spin-off a portion of our company, subject to the conditions set forth in the Brazilian Corporation Law;

•	to transfer all of our shares to another company or to receive shares of another company in order to make the company whose shares are transferred a wholly-owned subsidiary of our company, known as incorporação de ações; or

•	to acquire control of another company at a price, which exceeds the limits set forth in the Brazilian Corporation Law, subject to, the conditions set forth in the Brazilian Corporation Law.

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

Form and Transfer

Our shares are registered in book-entry form and we have hired Banco do Brasil to perform all the services of safe-keeping and transfer of shares. To make the transfer, do Brasil makes an entry in the register, debits the share account of the transferor and credits the share account of the transferee.

Our shareholders may choose, at their individual discretion, to hold their shares through CBLC. Shares are added to the CBLC system through Brazilian institutions, which have clearing accounts with the CBLC. Our shareholder registry indicates which shares are listed on the CBLC system. Each participating shareholder is in turn registered in a registry of beneficial shareholders maintained by the CBLC and is treated in the same manner as our registered shareholders.

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

Self-dealing Restrictions

Our controlling shareholder, the Brazilian government, and the members of our board of directors, board of executive officers and fiscal council are required, in accordance with our bylaws, to:

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

Memorandum and Articles of Association of PIFCo

Register

PIFCo is an exempted company incorporated with limited liability in the Cayman Islands under the Companies Law (2004 Revision) with company registration number 76600. PIFCo registered and filed its Memorandum and Articles of Association with the Registrar of Companies on September 24, 1997. PIFCo was initially incorporated with the name Brasoil Finance Company, which name was changed by special resolution of PIFCo’s shareholders to Petrobras International Finance Company on September 25, 1997. There has been no subsequent amendment to PIFCo’s Memorandum and Articles of Association.

Objects and Purposes

PIFCo’s Memorandum and Articles of Association grants PIFCo full power and authority to carry out the business of petroleum marketing, sales, financing and transportation and any business incidental thereto. As a matter of Cayman Islands law, PIFCo cannot trade in the Cayman Islands except in furtherance of the business carried on outside the Cayman Islands.

Directors

Directors may vote on a proposal, arrangement or contract in which they are interested. However, interested directors must declare the nature of their interest at a directors’ meeting. If the interested directors declare their interest, their votes are counted and they are counted in the quorum of such meeting.

The directors may, in PIFCo’s name, exercise their powers to borrow money, issue debt securities and to mortgage or charge any of the undertaking or property of PIFCo and are generally responsible for its day-to-day management and administration.

Directors are not required to own shares.

Rights and Obligations of Shareholders

Dividends

Shareholders may declare dividends in a general meeting but the dividends cannot exceed the amount recommended by the directors. The directors may pay the shareholders interim dividends and may, before recommending any dividend, set aside reserves out of profits. The directors can invest these reserves in their discretion or employ them in PIFCo’s business.

Dividends may be paid in cash or in kind but may only be paid out of profits or, subject to certain restrictions of Cayman Islands law, a share premium account.

Voting Rights

Votes may be cast at a general meeting by a show of hands or by a poll. On a vote by a show of hands, each shareholder or shareholder represented by proxy has one vote. On a vote by a poll, each shareholder or shareholder represented by proxy has one vote for each share owned.

Directors are elected by ordinary resolution by the shareholders at general meetings or by a board resolution of the directors. Shareholders are not entitled to vote at a general meeting unless calls or other amounts payable on their shares have been paid. In lieu of voting on a matter at a general meeting, the shareholders entitled to vote on that matter may adopt the matter by signing a written resolution.

Redemption

PIFCo may issue shares, which are redeemable by PIFCo or by its shareholders. The amount payable on each share in a redemption is its fair value as determined by the directors on the basis of a willing seller and a willing buyer.

Where PIFCo has agreed to purchase any share from a shareholder, PIFCo will give notice to the other shareholders, if any, specifying the number and class of shares to be purchased, the name and address of the seller, the price to be paid for the shares and the portion (if any) of that price which is being paid out of capital. The notice will also indicate a date on which the purchase is to be effected and will invite shareholders other than the seller, if any, to object to the purchase before that date. If any objection is received the redemption request will be refused by the directors or put to a general meeting of the shareholders.

Shareholder Rights Upon Liquidation

If PIFCo is liquidated, the liquidator may (in accordance with an ordinary shareholder resolution):

•	set a fair value on PIFCo’s assets, divide all or part of PIFCo’s assets among the shareholders and determine how the assets will be divided among shareholders or classes of shareholders; and

•	vest all or part of PIFCo’s assets in trustees.

Shareholders will not be compelled to accept any securities on which there is a liability.

Calls on Shares

Directors may make calls on the shareholders with respect to any amounts unpaid on their shares. Each shareholder shall pay to the company the amounts called on such shares.

Change to Rights of Shareholders

Shareholders may change the rights of their class of shares by:

•	getting the written consent of three-fourths of the shareholders of that class; or

•	passing a special resolution at a meeting of the shareholders of that class.

There are no general limitations on the rights to own shares specified by the articles.

General Meetings

A general meeting may be convened:

•	by the directors at any time; or

•	by any two shareholders by written request.

Notice of a general meeting is given to all shareholders.

All business carried out at a general meeting is considered special business except:

•	sanctioning a dividend;

•	consideration of the accounts, balance sheets, and ordinary report of the directors and auditors;

•	appointment and removal of directors; and

•	fixing of remuneration of the auditors.

Shareholder consent is required to carry out special business at a meeting unless notice of the special business is given in the notice of the meeting. A quorum of shareholders is required to be present at any meeting in order to carry out business. Any two shareholders or one shareholder holding a majority of the shares that are present in person or represented by proxy is a quorum.

There is no requirement under Cayman Islands law to convene an annual meeting or to convene any general meeting of the shareholders. The directors are permitted to designate any general meeting of shareholders as an annual general meeting.

Liability of Shareholders

In normal circumstances, the liability of any shareholder to PIFCo is limited to the amount, which such shareholder has agreed to pay in respect of the subscription of his shares.

Changes in Capital

PIFCo may increase its share capital by ordinary resolution. The new shares will be subject to all of the provisions to which the original shares are subject.

PIFCo may also by ordinary resolution:

•	consolidate and divide all or any of its share capital into shares of a larger amount;

•	sub-divide existing shares into shares of a smaller amount, subject to the provisions of Section 13 of the Companies Law; and

•	cancel any shares, which, at the date of the resolution, are not held or agreed to be held by any person.

PIFCo may reduce its share capital and any capital redemption reserve by special resolution in accordance with relevant provision of Cayman Islands law.

Indemnity

PIFCo’s directors and officers are indemnified out of its assets and funds against all actions, losses, expenses and liabilities which they incur in the discharge of their respective duties, powers, authorities or discretions. Under PIFCo’s Memorandum of Association, directors and officers are excused from all liability to PIFCo, except for any losses, which arise as a result of such party’s, own dishonesty.

Accounts

Accounts relating to PIFCo’s affairs are kept in such manner as may be determined from time to time by the directors and may be audited in such manner as may be determined from time to time by PIFCo in a general meeting or failing any such determination by the directors. There is, however, no requirement as a matter of Cayman Islands law to have PIFCo’s accounts audited.

Transfer out of Jurisdiction

PIFCo may, by special resolution of the shareholders, transfer out of the Cayman Islands into any jurisdiction permitting such transfer.

Material Contracts

Petrobras

Concession Agreements with the ANP

As provided in the Oil Law, we were granted the exclusive right, for a period of 27 years from the declaration of commercial feasibility, to exploit the crude oil reserves in all fields where we had previously commenced production. Additionally, the Oil Law established a procedural framework for us to claim exclusive exploratory and, in case of drilling success, development rights for a period of up to three years, which was later extended to five years, with respect to areas where we could demonstrate that we had “established prospects.” To perfect our claim to explore and develop these areas, we had to demonstrate that we had the requisite financial capacity to carry out these activities, either alone or through cooperative arrangements.

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

The areas of the concessions not awarded to us by the ANP have been, and will continue to be, awarded through public auctions conducted by the ANP. In the six auctions conducted thus far, we acquired concession rights that are formalized by 89 concession contracts. See Item 4. “Information on the Company—Exploration, Development and Production—Exploration Activities—Exploration Bidding Rounds.”

Under our concession agreements with the ANP we are required to pay the following:

•	signature bonuses;

•	royalties;

•	special participation taxes; and

•	rentals for the occupation or retention of areas.

The minimum signature bonuses are published in the bidding rules for the concessions being auctioned, but the actual amount is based on the amount of the winning bid and has to be paid upon the execution of the concession agreement. The rentals for the occupation and retention of the concession areas are also provided for in the related bidding rules and are payable annually. For a discussion of royalties, special participation tax and rentals, see Item 5. “Operating and Financial Review and Prospects—Effect of Taxes on Our Income.”

With respect to onshore fields, the Oil Law also requires us to pay the owner of the land a special participation fee that varies between 0.5% and 1.0% of the net operating revenues derived from the production of the field.

For information concerning our other material contracts, see Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects.”

PIFCo

For a description of PIFCo’s material agreements, see “—PIFCo Senior Notes,” “—PIFCo Global Notes” and “—Sale of Future Receivables.”

Statements contained in this annual report regarding the contents of any contract or other document are not necessarily complete, and, where the contract or other document is an exhibit to the annual report, each of these statements is qualified in all aspects by the provisions of the actual contract or other documents.

Exchange Controls

Petrobras

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

In the event that a holder of ADSs exchanges such ADSs for the underlying shares, the holder will be entitled to continue to rely on such electronic registration for five business days after the exchange. Thereafter, unless the relevant shares are held pursuant to Resolution No. 2,689 by a duly registered investor, or a holder of the relevant shares applies for and obtains a new certificate of registration from the Central Bank of Brazil, the holder may not be able to convert into foreign currency and to remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the relevant shares, and the holder, if not registered under Resolution No. 2,689, will be subject to less favorable Brazilian tax treatment than a holder of ADSs. In addition, if the foreign investor resides in a “tax haven” jurisdiction, the investor will be also subject to less favorable tax treatment. See Item 3. “Key Information—Risk Factors—Risks Relating to Our Equity and Debt Securities” and “—Brazilian Tax Considerations.”

PIFCo

There are:

•	no governmental laws, decrees or regulations in Cayman Islands that restrict the export or import of capital, including dividend and other payments to holders of notes who are not residents of the Cayman Islands, provided that such holders are not resident in countries subject to certain sanctions by the United Nations or the European Union, and

•	no limitations on the right of nonresident or foreign owners imposed by Cayman Island law or PIFCo’s Memorandum of Association to hold or vote PIFCo’s shares.

Taxation relating to our ADSs and common and preferred shares

The following summary contains a description of material Brazilian and U.S. federal income tax considerations that may be relevant to the purchase, ownership and disposition of preferred or common shares or ADSs by a holder. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Brazil and the United States.

This summary is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change (possibly with retroactive effect). This summary is also based upon the representations of the depositary and on the assumption that the obligations in the deposit agreement and any related documents will be performed in accordance with their respective terms.

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

There is no reciprocal income tax treaty between the United States and Brazil. In recent years, the tax authorities of Brazil and the United States have held discussions that may culminate in such a treaty. We cannot predict, however, whether or when a treaty will enter into force or how it will affect the U.S. holders of common or preferred shares or ADSs.

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

We must pay to our shareholders (including holders of common or preferred shares or ADSs) interest on the amount of dividends payable to them, at the SELIC rate (the interest rate applicable to certain Brazilian government securities), from the end of each fiscal year through the date of effective payment of those dividends. These interest payments are considered as fixed-yield income and are subject to withholding income tax at varying rates depending on the length of period of interest accrual. The tax rate ranges from 15%, in case of interest accrued for a period greater than 720 days, to 22.5%, in case of interest accrued for a period up to 180 days. However, holders of ADSs and holders of common or preferred shares not resident or domiciled in tax haven jurisdictions (see “—Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions”) investing under Resolution No. 2,689 are subject to such withholding tax at a reduced rate, currently at 15%.

Taxation on Interest on Shareholders’ Equity

Any payment of interest on shareholders’ equity (see “—Memorandum and Articles of Incorporation of Petrobras—Payment of Dividends and Interest on Shareholders’ Equity”) to holders of ADSs or preferred or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15% at the time we record such liability, whether or not the effective payment is made at that time. In the case of non-Brazilian residents that are resident in a tax haven jurisdiction, the applicable withholding income tax rate is 25% (see “—Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions”). The payment of interest at the SELIC rate that is applicable to payments of dividends applies equally to payments of interest on shareholders’ equity. The determination of whether or not we will make distributions in the form of interest on shareholders’ equity or in the form of dividends is made by our board of directors at the time distributions are to be made. We cannot determine how our board of directors will make these determinations in connection with future distributions.

Taxation of Gains

For purposes of Brazilian taxation, there are two types of non-Brazilian holders of ADSs or preferred or common shares: (1) non-Brazilian holders that are not resident or domiciled in a tax haven jurisdiction (see “—Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions”), and that, in the case of holders of preferred or common shares, are registered before the Central Bank of Brazil and the CVM to invest in Brazil in accordance with Resolution No. 2,689; and (2) other non-Brazilian holders, which include any and all non-residents of Brazil who invest in equity securities of Brazilian companies through any other means (including under Law No. 4,131 of 1962) and all types of investors that are located in tax haven jurisdictions. The investors identified in clause (1) above are subject to favorable tax treatment in Brazil, as described below.

According to Law nº 10,833, dated December 29, 2003, capital gains realized on the disposition of assets located in Brazil, by non-Brazilian residents, whether or not to other non-residents and whether made outside or within Brazil, are subject to taxation in Brazil at a rate of 15% (a rate of 25% is applicable if realized by investors resident in a tax haven jurisdiction, i.e. a country that does not impose any income tax or that imposes tax at a maximum rate of less than 20%). We understand the ADSs do not fall within the definition of assets located in Brazil for the purposes of this law, but there is still no pronunciation from tax authorities nor judicial court rulings in this respect. Therefore, we are unable to predict whether such understanding will prevail in the courts of Brazil.

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

Taxation on Bonds and Securities Transactions (“IOF/Títulos”)

Law No. 8,894 created the Tax on Bonds and Securities Transactions, or IOF/Títulos, which may be imposed on any transactions involving bonds and securities carried out in Brazil, even if these transactions are performed on the Brazilian stock, futures or commodities exchange. As a general rule, the rate of this tax is currently zero but the Brazilian government may increase such rate up to 1.5% per day, but only in relation to transactions carried out after the increase of the applicable rate.

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

Tax on Bank Account Transactions (“CPMF”)

The Contribuição Provisória sobre Movimentação Financeira (Tax on Bank Account Transactions, or CPMF), is imposed on any debit to bank accounts. As a result, transactions by the depositary or by holders of preferred or common shares, which involve the transfer of Brazilian currency through Brazilian financial institutions, are subject to the CPMF tax at a rate of 0.38%. These transactions include situations where a non-Brazilian holder transfers the proceeds from the sale or assignment of preferred or common shares by an exchange transaction, in which case the CPMF tax will be levied on the amount to be remitted abroad in Reais. If we have to perform any exchange transaction in connection with ADSs or preferred or common shares, we will also be subject to the CPMF tax. The financial institution that carries out the relevant financial transaction will be responsible for collecting the applicable CPMF tax.

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

A non-Brazilian holder of preferred or common shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder. See Item 3. “Key Information—Risk Factors—Risks Relating to Our Equity and Debt Securities.”

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if

(i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, (a) a passive foreign investment company (“PFIC”) or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to its 2003 or 2004 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC, FPHC or FIC for its 2005 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with the procedures.

Distributions out of earnings and profits with respect to the shares or ADSs generally will be treated as dividend income from sources outside of the United States and generally will “passive income” for foreign tax credit purposes. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the shares or ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively, such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder’s expected economic profit is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

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

Taxation relating to PIFCo’s notes

The following summary contains a description of material Cayman Islands, Brazilian and U.S. federal income tax considerations that may be relevant to the purchase, ownership, and disposition of PIFCo’s debt securities. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the Cayman Islands, Brazil and the United States.

This summary is based on the tax laws of the Cayman Islands, Brazil and the United States as in effect on the date of this annual report, which are subject to change (possibly with retroactive effect). This description is not a comprehensive description of all of the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. Prospective purchasers of notes should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of notes.

There is no reciprocal tax treaty between the Cayman Islands and the United States, the Cayman Islands and Brazil or Brazil and the United States. In recent years, the tax authorities of Brazil and the United States have held discussions that may culminate in such a treaty. We cannot predict, however, whether or when a treaty will enter into force or how it will affect the U.S. holders of notes.

Cayman Islands Taxation

Under current law, PIFCo is not subject to income, capital, transfer, sales or other taxes in the Cayman Islands.

PIFCo was incorporated as an exempted company under the laws of the Cayman Islands on September 24, 1997. PIFCo has received an Undertaking as to Tax Concessions pursuant to Section 6 of the Tax Concessions Law (1999 Revision) which provides that, for a period of twenty years from the date thereof no law hereafter enacted in the Cayman Islands imposing any tax or duty to be levied on income or on capital assets, gains or appreciation will apply to any of PIFCo’s income or property and which is deemed to provide that no tax is to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable or in respect of shares, debentures or other of PIFCo’s obligations, or by way of withholding of any part of a payment of principal due under a debenture or other of PIFCo’s obligations.

No Cayman Islands withholding tax applies to distributions by PIFCo in respect of the notes. Noteholders are not subject to any income, capital, transfer, sales or other taxes in the Cayman Islands in respect of their purchase, holding or disposition of the notes.

Noteholders whose notes are brought into or issued in the Cayman Islands will be liable to pay stamp duty of up to C.I.$250 on each note.

Brazil Taxation

The following discussion is a summary of the Brazilian tax considerations relating to an investment in the notes by a non-resident of Brazil. The discussion is based on the tax laws of Brazil as in effect on the date hereof and is subject to any change in Brazilian law that may come into effect after such date. The information set forth below is intended to be a general discussion only and does not address all possible consequences relating to an investment in the notes.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE CONSEQUENCES OF PURCHASING THE NOTES, INCLUDING, WITHOUT LIMITATION, THE CONSEQUENCES OF THE RECEIPT OF INTEREST AND THE SALE, REDEMPTION OR REPAYMENT OF THE NOTES OR COUPONS.

Generally, an individual, entity, trust or organization domiciled for tax purposes outside Brazil (a “Non-resident”) is taxed in Brazil only when income is derived from Brazilian sources. Therefore, any gains or income paid by PIFCo in respect of the notes issued by it in favor of Non-resident noteholders are not subject to Brazilian taxes.

Interest (including OID), fees, commissions, expenses and any other income payable by a Brazilian resident to a Non-resident are generally subject to income tax withheld at source. Currently, the rate of withholding tax is 15% or such other lower rate as provided for in an applicable tax treaty between Brazil and another country. If the recipient of the payment is domiciled in a tax haven jurisdiction, as defined by Brazilian tax regulations, the rate will be 25%.

If the payments with respect to the notes are made by a Brazilian source, the noteholders will be indemnified so that, after payment of all applicable Brazilian taxes collectable by withholding, deduction or otherwise, with respect to principal, interest (including the OID) and additional amounts payable with respect to the notes (plus any interest and penalties thereon), a noteholder will retain an amount equal to the amounts that such noteholder would have retained had no such Brazilian taxes (plus interest and penalties thereon) been payable. The Brazilian obligor will, subject to certain exceptions, pay additional amounts in respect of such withholding or deduction so that the holder receives the net amount due.

Gains on the sale or other disposition of the notes made outside Brazil by a Non-resident, other than a branch or a subsidiary of Brazilian resident, to another Non-resident are not subject to Brazilian taxes. Gains made by a Brazilian Non-resident from the sale or other disposition of notes to a Brazilian resident, subject to certain assumptions and conditions, are not subject to Brazilian taxes.

Generally, there are no inheritance, gift, succession, stamp, or other similar taxes in Brazil with respect to the ownership, transfer, assignment or any other disposition of the notes by a Non-resident, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities not domiciled or residing within such states.

U.S. Federal Income Taxation

The following summary sets forth certain United States federal income tax considerations that may be relevant to a holder of a note that is, for U.S. federal income purposes, a citizen or resident of the United States or a domestic corporation or that otherwise is subject to Untied States federal income tax on a net income basis in respect of the notes (a “U.S. holder”). This summary is based upon the Code, its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service, or the IRS, and court decisions, all in effect as of the date hereof, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. This summary does not purport to discuss all aspects of United States federal income taxation which may be relevant to particular investors, such as financial institutions, insurance companies, dealers or traders in securities or currencies, regulated investment companies, tax-exempt organizations, certain short-term holders of notes, persons that hedge their exposure in the notes or hold notes as part of a position in a “straddle” or as part of a hedging transaction or “conversion transaction” for U.S. federal tax purposes, persons that enter into a “constructive sale” transaction with respect to the notes or U.S. Holder whose functional currency as defined in Section 985 of the code is not the U.S. dollar. U.S. holders should be aware that the U.S. federal income tax consequences of holding the notes may be materially different for investors described in the prior sentence.

In addition, this summary does not discuss any foreign, state or local tax considerations. This summary only applies to original purchasers of notes who purchase notes at the original issue price and hold the notes as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF INVESTING IN THE NOTES, INCLUDING THE EFFECTS OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

Payments of interest

Payments of “qualified stated interest” (as defined below) on a note (including additional amounts, if any) generally will be taxable to a U.S. holder as ordinary interest income when such interest is accrued or received, in accordance with the U.S. holder’s regular method of tax accounting. In general, if the “issue price” of a note is less than the “stated redemption price at maturity” by more than a de minimis amount, such note will be considered to have “original issue discount” (“OID”). The issue price of a note is the first price at which a substantial amount of such notes are sold to investors. The stated redemption price at maturity of a note generally includes all payments other than payments of qualified stated interest (as defined below).

In general, each U.S. holder of a note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include in gross income as ordinary interest income the sum of the “daily portions” of OID on the note for all days during the taxable year that the US holder owns the note. The daily portions of OID on a note are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. In general, in the case of an initial holder, the amount of OID on a note allocable to each accrual period is determined by (a) multiplying the “adjusted issue price,” as defined below, of the note at the beginning of the accrual period by the yield to maturity of the note, and (b) subtracting from that product the amount of qualified stated interest allocable to that accrual period. U.S. holders should be aware that they generally must include OID in gross income as ordinary interest income for U.S. federal income tax purposes as it accrues, in advance of the receipt of cash attributable to that income. The “adjusted issue price” of a note at the beginning of any accrual period will generally be the sum of its issue price (generally including accrued interest, if any) and the amount of OID allocable to all prior accrual periods, reduced by the amount of all payments other than payments of qualified stated interest (if any) made with respect to such note in all prior accrual periods. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually during the entire term of a note at a single fixed rate of interest, or subject to certain conditions, based on one or more interest indices.

Interest income, including OID, in respect of the notes will constitute foreign source income for United sates federal income tax purposes and, with certain exceptions, will be treated separately, together with other items of “passive income” for purposes of computing the foreign tax credit allowable under the United states federal income tax laws. The calculation of foreign tax credits, involves the application complex of rules that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of additional amounts.

Sale or disposition of notes

A U.S. holder generally will recognize capital gain or loss upon the sale, exchange, retirement or other disposition of a note in an amount equal to the difference between the amount realized upon such sale, exchange, retirement or other disposition (other than amounts attributable to accrued qualified stated interest, which will be taxed as such) and such U.S. holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in the note generally will equal the U.S. holder’s cost for the note increased by any amounts included in gross income by such U.S. holder as OID and reduced by any payments other than payments of qualified stated interest on that note. Gain or loss realized by a U.S. Holder on the sale, exchange, retirement or other disposition of a note generally will be United States source gain or loss for United States federal income tax purposes unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. The gain or loss realized by a U.S. holder will be capital gain or loss, and will be long-term capital gain or loss if the notes were held for more than one year. The net amount of long-term capital gain recognized by an individual holder before January 1, 2009 generally is subject to taxation at a maximum rate of 15%.

Backup Withholding and Information Reporting

A U.S. holder may, under certain circumstances, be subject to “backup withholding” with respect to certain payments to that U.S. holder, unless the holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules generally will be creditable against the U.S. holder’s U.S. federal income tax liability. While Non-U.S. holders generally are except from backup withholding, a Non-U.S. holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove entitlement to this exemption.

Non-U.S. Holder

A holder or beneficial owner of a note that is not a U.S. holder (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on interest received on the notes. In addition, a non-U.S. holder will not be subject to U.S. federal income or withholding tax on gain realized on the sale of notes unless, in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

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

PIFCo Senior Notes

PIFCo has issued three series of Senior Notes in the aggregate amount of U.S.$1,550.0 million. See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources.” The terms of each of these series of Senior Notes, and the material agreements, which set forth, their terms, are substantially similar and are summarized below.

Indentures

PIFCo issued each series of Senior Notes pursuant to an indenture between PIFCo, as the issuer, and The Bank of New York, as trustee. The terms of the indentures require PIFCo and its subsidiaries, among other things, to:

•	pay all amounts owed by it under the indenture and the notes when such amounts are due, and perform each of its other obligations under the various transaction documents entered into by it in connection with the issuance of the notes;

•	comply with all applicable laws and maintain all necessary governmental approvals;

•	pay all uncontested taxes;

•	preserve its existence and maintain our properties;

•	maintain adequate insurance;

•	maintain its books and records in accordance with U.S. GAAP;

•	maintain an office or agency in New York for the purpose of service of process;

•	ensure that the notes continue to be its senior obligations;

•	use proceeds from the issuance of the notes for specified purposes, namely the purchase of oil imports and the repayment of short-term indebtedness;

•	give notice to the trustee of any default or event of default under the indenture or certain currency control events in Brazil;

•	provide certain financial statements to the trustee;

•	take actions to maintain the trustee’s or the noteholders’ rights under the relevant transaction documents;

•	maintain the required coverage amount;

•	provide certain information to noteholders required by Rule 144A; and

•	replace the trustee upon any resignation or removal thereof.

In addition, the terms of the indenture restrict PIFCo’s ability and the ability of its subsidiaries, among other things, to:

•	undertake certain mergers, consolidations or similar transactions;

•	create certain liens on its assets or pledge its assets; and

•	enter into certain transactions with its affiliates.

These covenants are subject to a number of terms, conditions and further qualifications.

The indenture also contains certain events of default, consisting of the following:

•	failure to pay principal when due;

•	failure to pay interest within 30 days of any interest payment date;

•	inaccuracy of any representation or warranty made by PIFCo or us in any transaction document or in certain specified other certificates when made;

•	breach of a covenant or agreement in the indenture, the standby purchase agreement and other relevant transaction documents by PIFCo or us;

•	acceleration of or failure to make a payment on PIFCo’s indebtedness or our indebtedness or the indebtedness of one of our material subsidiaries that equals or exceeds a specified threshold;

•	a final judgment against PIFCo, us or a material subsidiary of ours that equals or exceeds a specified threshold;

•	certain events of bankruptcy, liquidation or insolvency of PIFCo, us or any material subsidiary of ours;

•	certain events relating to the unenforceability of the relevant transaction documents against PIFCo or us;

•	the cancellation, termination (other than as permitted in the indenture) or unenforceability of the letter of credit unless an equivalent letter of credit is promptly provided or an equivalent amount in U.S. dollars is promptly deposited in the reserve account;

•	we cease to own at least 51% of PIFCo’s outstanding voting shares; and

•	we or PIFCo shall fail to comply with our obligations with respect to the required coverage amount.

Standby Purchase Agreements

PIFCo’s Senior Notes have the benefit of credit support from us in the form of standby purchase agreements under which we are obligated to make certain payments to the trustee in the event PIFCo fails to make required payments of principal, interest and other amounts due under the Senior Notes and the indenture. Subject to certain limitations, we are required to purchase from the holders of the PIFCo notes and pay to the trustee amounts in respect of the noteholders’ right to receive:

•	the amount of any interest or other amounts not paid by PIFCo in accordance with the terms of the notes and the indenture;

•	the entire principal amount of the notes in the event PIFCo fails to do so at their expected maturity or earlier upon any redemption or acceleration of the PIFCo Senior Notes prior to the expected maturity date or, if extended, on the final maturity date; and

•	except where certain events have occurred which limit our ability to convert and transfer Reais and U.S. dollars, interest on all of the foregoing amounts at a default rate, for payments beyond the date that PIFCo was required to make payment under the indenture in respect of the full principal amount of the Senior Notes.

PIFCo will have the right to defer making payments under the Senior Notes indentures for up to 18 months, if an event of inconvertibility, untransferability or expropriation occurs that prevents us from making required payments under the standby purchase agreement.

Obligations under the standby purchase agreement constitute direct and general senior unsecured and unsubordinated obligations of ours and rank pari passu with other senior, unsecured obligations of ours that are not, by their terms, expressly subordinated in right of payment to our obligations under the standby purchase agreement.

Letters of Credit/Political Risk Insurance

Pursuant to the indentures, PIFCo established and maintained reserve accounts with the trustee on behalf of the holders of the Senior Notes. PIFCo was also required to issue an irrevocable standby letter of credit in favor of the trustee or provide political risk insurance for the trustee, in aggregate amounts set forth in the terms of the Senior Notes. The required coverage amount varies for each series of Senior Notes. The funds in the reserve account may be returned to PIFCo, and the required coverage amount may be reduced, under certain circumstances. PIFCo has paid all premiums on its insurance policies and/or has funded and issued standby irrevocable letters of credit, which will be replaced by other standby letters of credit or by funds in its reserve accounts.

Amounts may be withdrawn from the reserve account and drawings may be made under the letter of credit or the political risk insurance policy to make scheduled interest payments on the Senior Notes for up to 18 months, if an event of inconvertibility, untransferability or expropriation occurs.

PIFCo Global Notes

On March 31, 2003, PIFCo issued U.S.$400 million of Global Step-Up Notes due 2008, which bear interest from March 31, 2003 at the rate of 9.00% per year until April 1, 2006 and at a rate of 12.375% thereafter. On July 2, 2003, PIFCo issued U.S.$500 million of 9.125% Global Notes. On September 18, 2003, PIFCo issued an additional U.S.$250 million in 9.125% Global Notes, which form a single fungible series with the U.S.$500 million Global Notes due July 2013. On December 10, 2003, PIFCo issued U.S.$750 million of 8.375% Global Notes due 2018. On September 15, 2004, PIFCo issued U.S.$600 million of 7.75% Global Notes due 2014.

PIFCo issued these notes pursuant to our and PIFCo’s U.S.$8 billion shelf registration statement on Form F-3, which was filed with the SEC on July 2, 2002. See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

The terms of these notes are summarized below.

Indenture

PIFCo issued the Global Notes pursuant to an indenture between PIFCo, as the issuer, and JP Morgan Chase Bank, as trustee, dated as of July 19, 2002. The U.S.$400 million Global Step-Up Notes due 2008 were supplemented by the first supplemental indenture dated as of March 31, 2003, among PIFCo, us and the trustee. The U.S.$500 million 9.125% Global Notes issued on July 2, 2003 due 2013 were supplemented by the second supplemental indenture dated as of July 2, 2003, among PIFCo, us and the trustee. The U.S.$250 million 9.125% Global Notes issued on September 18, 2003 due 2013 were supplemented by the amended and restated second supplemental indenture dated as of September 18, 2003, among PIFCo, us and the trustee. The U.S.$750 million 8.375% Global Notes due 2018 were supplemented by the third supplemental indenture dated as of December 10, 2003, among PIFCo, us and the trustee. The U.S.$600 million 7.75% Global Notes due 2014 were supplemented by the fourth supplemental indenture dated as of September 15, 2004, among PIFCo, us and the trustee. When we refer to the indenture in this section, we are referring to the indenture as supplemented by the first, second, amended and restated second, third and fourth supplemental indentures.

The terms of the indenture require PIFCo, among other things, to

•	pay all amounts owed by PIFCo under the indenture and the notes when such amounts are due;

•	perform all other obligations under the indenture;

•	comply with all applicable laws;

•	maintain all necessary governmental approvals;

•	pay all uncontested taxes;

•	preserve its existence;

•	maintain its properties;

•	maintain adequate insurance;

•	maintain its books and records in accordance with U.S. GAAP;

•	maintain an office or agent in New York for the purpose of service of process and maintain a paying agent located in the United States;

•	ensure that the notes continue to be its senior obligations;

•	use proceeds from the issuance of the notes for specified purposes, namely the purchase of oil imports and the repayment of short-term indebtedness

•	give notice to the trustee of any default or event of default under the indenture;

•	provide certain financial statements to the trustee;

•	take actions to maintain the trustee’s or the noteholders’ rights under the relevant transaction documents; and

•	replace the trustee upon any resignation or removal thereof.

In addition, the terms of the indenture restrict PIFCo’s ability and the ability of its subsidiaries, among other things, to:

•	undertake certain mergers, consolidations or similar transactions;

•	create certain liens on PIFCo’s assets or pledge PIFCo’s assets; and

•	enter into certain transactions with PIFCo’s affiliates.

These covenants are subject to a number of terms, conditions and further qualifications.

The indenture also contains certain events of default, consisting of the following:

•	failure to pay principal within three calendar days of its due date;

•	failure to pay interest within 30 days of any interest payment date;

•	specified representations or warranties made by us in the standby purchase agreement not being true when made;

•	breach of a covenant or agreement in the indenture or the standby purchase agreement by PIFCo or us, if not remedied within 60 calendar days;

•	acceleration of or failure to make a payment on PIFCo’s indebtedness or our indebtedness or the indebtedness of a material subsidiary of ours that equals or exceeds U.S.$100 million;

•	a final judgment against PIFCo, us or a material subsidiary of ours that equals or exceeds U.S.$100 million;

•	certain events of bankruptcy, liquidation or insolvency of PIFCo, us or any material subsidiary of ours;

•	certain events relating to the unenforceability of the notes, the indenture or the standby purchase agreement against PIFCo or us; and

•	we cease to own at least 51% of PIFCo’s outstanding voting shares.

Standby Purchase Agreement

PIFCo’s Global Notes have the benefit of credit support from us in the form of a standby purchase agreement under which we are obligated to make certain payments to the trustee in the event PIFCo fails to make required payments of principal, interest and other amounts due under the senior Global Notes and the indenture. Subject to certain limitations, we are required to purchase from the holders of the notes and pay to the trustee amounts in respect of the noteholders’ right to receive:

•	the amount of any interest or other amounts not paid by PIFCo in accordance with the terms of the notes and the indenture;

•	the entire principal amount of the notes in the event PIFCo fails to do so at their expected maturity or earlier upon any redemption or acceleration of the notes prior to the expected maturity date;

•	the entire principal amount of the notes in the event that a holder of a note requires PIFCo to repurchase such note in accordance with the terms of the indenture; and

•	interest on all of the foregoing amounts at the rate of 1% above the note rate (the default rate), for payments beyond the date that PIFCo was required to make such payments under the indenture.

Obligations under the standby purchase agreement constitute direct and general senior unsecured and unsubordinated obligations of ours and rank pari passu with other senior, unsecured obligations of ours that are not, by their terms, expressly subordinated in right of payment to our obligations under the standby purchase agreement.

The Global Notes did not include a letter of credit or political risk insurance.

Sale of Future Receivables

In connection with our exports prepayment program, PFL has received senior and junior trust certificates in the aggregate amount of U.S.$1,800.0 million. In May 2004, PFL and the PF Export Trust executed an amendment to the Trust Agreement allowing the junior trust certificates, which amounted to U.S.$300 million as of December 31, 2004, to be set-off against the related notes, rather than paid in full, after fulfillment of all obligations pursuant to the senior trust certificates. See Item 4. “Information on the Company—Incorporation of PIFCo—PIFCo Business Overview—Export Prepayment Program.”

The Prepayment Agreement

Pursuant to a prepayment agreement entered into by us and PFL, we undertook to deliver, for as long as any Senior and Junior Trust Certificates remain outstanding, in each quarterly period, a quantity of Eligible Products having a market value equal to any scheduled payments of interest on and principal of the Senior and Junior Trust Certificates.

The Master Export Contract

As long as any Senior Trust Certificates or any amounts payable to the insurers remain outstanding, we will deliver, in each quarterly period, a quantity of Eligible Products having a value equal to any scheduled payments of interest, principal or other amounts due under the Senior Trust Certificates. Under the Master Export Contract, we export and sell Eligible Products to PFL during each quarterly period:

•	in an amount equal to at least 80% of the total volume of all bunker fuel and fuel oil (collectively, Heavy Fuel Oil) exported by us during that quarterly period; and

•	with a value (based upon the net invoice price at which such Eligible Products are actually sold by PFL) equal to at least:

•	the highest aggregate amount scheduled to be paid by the Trustee in any quarterly period during the remaining term of any series of Senior Trust Certificates at the time outstanding, with respect to interest, principal and other amounts due under the Senior Trust Certificates multiplied by

•	a factor that fluctuates between 2.0 and 3.0, depending upon the level of sales of Eligible Products by PFL that are contracted to be made under arrangements that provide for a minimum price per barrel or other hedging arrangements and the relevant minimum price or price established by such hedging arrangements.

We also agree that our average daily gross exports of fuel oil and bunker fuel for any rolling twelve-month period will be equal to at least 70,000 barrels of fuel oil and bunker fuel. We are not relieved of our obligations to deliver Eligible Products under the Master Export Contract or the Prepayment Agreement, for any reason, including, without limitation, as a result of force majeure or on non-payment by PFL.

Risk of Loss

We fulfill our delivery obligations to PFL by delivering the Eligible Products directly to buyers on behalf of PFL. Title and risk of loss remain with us until the Eligible Products are delivered to the buyers, at which time both title and risk of loss pass to PFL and simultaneously to the buyers.

Taxes and Expenses

We are obligated to indemnify PFL against all costs, expenses, liabilities, damages and other similar obligations which may be imposed upon, incurred or suffered by PFL in respect of any present or future taxes of any nature assessed against PFL by Brazil, the Cayman Islands, the United States or any other taxing jurisdiction.

Indemnification

We are obligated to indemnify and hold harmless PFL, its affiliates, and their respective officers, directors, employees and agents from all suits, direct damages or other losses arising from or out of the transactions contemplated by the principal agreements, including: any negligence or willful misconduct of ours, breach of representations or warranties, claims for payment (whether in cash or kind) by any and all third parties in respect of taxes or similar charges upon the distribution, sale and transportation of any Eligible Products prior to its export, claims for payment by any and all third parties who purport to be entitled to receive any portion of the proceeds from, or any payment relating to, the sale of the Eligible Products to PFL, amounts payable by PFL in respect of any indemnification provided to other persons, and all expenses arising from or out of any tax which may be levied and assessed upon PFL in respect of any delivery, sale or resale of Eligible Products to PFL.

Negative Pledge

So long as any senior trust certificate remains outstanding or any amount payable to an Enhancer under any of the insurance documents remains outstanding, we will not create or permit any Lien, other than a Petrobras Permitted Lien, on any of our assets or any of our subsidiaries’ assets to secure (i) any of our indebtedness, (ii) any of our subsidiaries’ indebtedness or (iii) the indebtedness of any other person, unless we contemporaneously create or permit such Lien to secure equally and ratably our obligations under the Master Export Contract and the other transaction documents to which we are a party or we provide other security for our obligations under the Master Export Contract and the other transaction documents to which we are a party as is duly approved by a resolution of the senior certificate holders in accordance with the trust deed.

Sales Agreements

PFL sells Eligible Products purchased from us or our affiliates though the following agreements:

•

Offtake Contracts with Citibank, N.A, as Offtaker, pursuant to which PFL agreed to deliver and sell, and Citibank N.A. agreed to accept and purchase, during each quarterly delivery period, Eligible Products with a value equal to at least 1.1 times the amounts scheduled to be paid in respect of the Series 2001 and 2003

Senior Trust Certificates on the payment date immediately following the end of such quarterly delivery period.

•	A Product Sale Agreement with PAI, which may purchase Eligible Products from time to time from PFL and sell them to buyers primarily in the United States and its territories; and

•	Sales to other purchasers of Eligible Products in the open market.

The Receivables Purchase Agreement

Pursuant to a Receivables Purchase Agreement, PFL sells to the Trustee the rights to a specified amount of designated receivables to be generated from the sale of Eligible Products by PFL. In exchange, the Trustee issued to PFL the Senior and Junior Trust Certificates. The rights to the purchased receivables acquired by the Trust on the closing date consists of:

•	Certain receivables to be generated by the sale of Eligible Products to the Offtaker, following an agreed schedule under the Offtake Contracts.

•	Certain additional receivables to be generated by the sale of Eligible Products to other buyers following an agreed schedule; and

•	If applicable, certain receivables in each quarterly period equal to any taxes incurred on payments in respect of outstanding Senior Trust Certificates, together with certain other amounts.

The Insurance and Reimbursement Agreements

Each of the 2001 series and the 2003 B series of Senior Trust Certificates features credit enhancement by means of a financial guaranty insurance policy. See Item 4. “Information on the Company—PIFCo Business Overview—Exports Prepayment Programs.”

The parties also entered into Insurance and Reimbursement Agreements pursuant to which, among other things, the Trustee has agreed to reimburse, with interest, MBIA, Ambac and XL Capital Assurance Inc., as applicable, for amounts paid pursuant to claims made under their respective financial guaranty insurance policies.

ITEM 11.	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Petrobras

General

We are exposed to a number of market risks arising from our normal business activities. Such market risks principally involve the possibility that changes in commodity prices, currency exchange rates or interest rates will adversely affect the value of our financial assets and liabilities or future cash flows and earnings.

Although we currently produce approximately 80% of our crude oil requirements in Brazil, we import a substantial amount of crude oil, as well as smaller quantities of diesel, liquefied petroleum gas, naphtha and other oil products. We also export crude oil, bunker fuel, fuel oil and gasoline. Virtually all of the prices for these imports and exports are payable in U.S. dollars even though substantially all our revenues are collected in Reais (despite the fact these prices are partly based on international prices). In addition, a substantial portion of our indebtedness and some of our operating expenses are, and we expect them to continue to be, denominated in or indexed to U.S. dollars or other foreign currencies. See Item 4. “Information on the Company—Regulation of the Oil and Gas Industry in Brazil” for the manner in which the Brazilian government has controlled the prices we charge.

The principal market for our products is Brazil and substantially all of our revenues are denominated in Reais. We have described above under Item 4. “Information on the Company—Regulation of the Oil and Gas Industry in Brazil—Price Regulation” the manner in which the Brazilian government has regulated the prices we charge.

Risk Management

The market risks we face consist principally of commodity price risk, and to a lesser extent, interest rate risk and exchange rate risk.

Our management of risk exposures is evolving under the policies of our executive officers, acting as a group, most of whom have been in office since February 2003. In 2004, we created a Risk Management Committee comprised of members of all our business areas to promote an integrated management of our risk exposures and to establish the main guidelines to be adopted by us to handle risks related to our activities. As described below, we enter into contracts, such as energy futures, forwards, puts, swaps and options, designed to hedge against the risk of price changes relating to our imports and exports. Such derivative commodity instruments are used only to offset market exposures resulting from these imports and exports, and are not used for trading purposes. The results of our derivative activities are reviewed by senior management from time to time to permit the goals and strategies of the program to be periodically adjusted in response to market conditions. The derivative instruments contracted by us for purposes of risk management do not qualify for hedge accounting under SFAS 133. See Notes 22 and 23 to our audited consolidated financial statements.

By using derivative instruments, we expose ourselves to credit and market risk. Credit risk is the failure of a counter party to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a favorable change in interest rates, currency exchange rates or commodity prices. We address credit risk by restricting the counterparties to such derivative financial instrument to major financial institutions. Our executive officers manage market risk.

PESA also uses derivative instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates. Such derivative instruments are designed to mitigate specific exposures, and are assessed periodically to assure high correlation of the derivative instrument to the risk exposure identified and to assure that the derivative is highly effective in offsetting changes in cash flows inherent in the covered risk. PESA qualifies for hedge accounting treatment for its crude oil derivative instruments and its interest rate swap derivative instruments.

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

For 2004, we carried out derivative transactions on 33.1% of our total trade volume, as compared to 40.5% of our total trade volume for 2003 and 42.0% of our total trade volume for 2002. This decrease in our derivative transactions is a result of normal fluctuations in our operations. The open positions on the futures market, compared to spot market value, resulted in recognized losses of U.S.$2 million in 2004, U.S.$2 million in 2003 and U.S.$4 million in 2002.

In January of 2001, we sold put options for 52 million barrels of West Texas Intermediate oil over a period from 2004 to 2007. We executed the transaction in order to protect the quantity of oil from price fluctuations and provide the institutions financing the Barracuda/Caratinga project with a minimum guaranteed margin to cover debt servicing. The puts were structured to guarantee a minimum return on investment for the institutions financing the project. The value of our position with respect to this put option resulted in no gain or losses at December 31, 2004, a recognized net gain of U.S.$7 million at December 31, 2003 and U.S.$8 million at December 31, 2002.

In connection with the long-term contract to buy gas ( the “Gas Supply Agreement” or “GSA”) to supply thermoelectric plants and for other uses in Brazil, we entered into a contract, effective October 2002, with a gas producer that constituted a derivative financial instrument under SFAS No. 133. This contract, the Natural Gas Price Volatility Reduction Contract (the “PVRC”), with maturity in 2019, was executed with the purpose to reduce the volatility of price under the GSA. The counterparty to the PVRC is one of the gas producers that sell to the supplier under the GSA contract. Therefore, the PVRC refers to the same volumes of natural gas sold by the counterparty to the supplier under the GSA, and uses the same pricing index as the GSA contract and thus works as an economic hedge. The volume covered by the PVRC represents approximately 43% of the anticipated volume under the GSA.

The terms of the PVRC include a straight fixed for floating price swap for the period between inception and 2004, and for the period from 2005 to 2019, a collar with us receiving cash payments when the calculated price is over the established ceiling and we making cash payments when the price is below the established floor, with no cash payments being made when the price is between the ceiling and the floor.

The PVRC is being accounted for under SFAS No. 133 as a derivative instrument, since we did not satisfy the documentation required for hedge accounting, and is being marked to its calculated fair value with changes in such value recognized in income. At inception, the PVRC had a positive value to us of $169 million, which is deemed a deferred purchase incentive and is being amortized into income on the basis of the volumes anticipated under the PVRC. The liability was US$153 million at December 31, 2004 and generated a gain in the amount of US$11 million, net of deferred tax effect of US$5 million.

As of December 31, 2004, we recorded a derivative asset based on the fair value calculation in the amount of $635 million, and a mark-to-market (or “MTM”) gain in the amount of US$365 million, net of deferred tax effect of US$188 million. Such MTM gains represent the increased value of the derivative from inception to December 31, 2004. The derivative gains are recorded as a component of financial income. The effects of the PVRC were not recognized from inception but the impact was immaterial and has been cumulatively recognized in 2004.

Considering that there are no market quotations for natural gas for such a long duration as that of the PVRC, the fair value was calculated based on simulation using a mean reversion model developed by us. The most significant model assumptions at December 31, 2004 include starting prices of crude oil of $39.53 per barrel, an average fuel oil basket (i.e., the price index of the GSA) of $23.58 per barrel and a volatility of crude oil of 25% a.a. Other parameters of the model, including the long run average of crude oil, fuel oil spread to crude, correlations and inflation indexes were estimated based on historical averages.

A $1 per barrel increase in the market price of fuel oil under the PVRC would result in a $24 million increase in the fair value of the derivative at December 31, 2004.

As indicated above, the accounting impacts recognized are in accordance with SFAS No. 133, whereas the economic impact and cash flow results of the transaction are to fix the price paid for natural gas supplied within a range and to receive or pay cash for price fluctuations under the GSA beyond those capped amounts. Such ceiling and floor amounts in the PVRC allow the purchase of natural gas at a price level appropriate to us, which then sells the gas in the local market to distributors at a price level that will allow the sustained development of the natural gas market in Brazil.

The following table sets forth a sensitivity analysis demonstrating the net change in fair value of 10% adverse change for the PVRC.

	Petrobras
	Quantity (1.000.000 m3/day)	Fair Value(1) (U.S.$ millions)	+10% Sensitivity (U.S.$ millions)
Derivative maturing 2005-2019
Gas price Collar	14.3	635	78

(1)	Fair value represents an estimate of gain or loss that would be realized if contracts were settled at the balance sheet date.

International hedging activities in 2004 represented an average of 310,000 barrels of oil equivalent per day of physical movements, of which 12.9% was related to fuel oil, 13.4% was related to diesel, 13.7% was related to gasoline and 60.0% was related to crude oil, as compared to our international hedging activities in 2003 which represented an average of 564,000 barrels of oil equivalent per day of physical movements, of which 20.0% was related to fuel oil, 21.2% was related to gasoline, 20.8% was related to diesel and 38.0% was related to crude oil. This decrease in our international derivative transactions was a result of normal fluctuations in our operations. Of our total hedging activities in 2004, 80% were carried out by Petrobras, 11% by PIFCo and 9% by PAI.

The following table sets forth a sensitivity analysis demonstrating the net change in fair value of a 10% adverse change in the price of the underlying commodity as of December 31, 2004, which is a 10% increase in the price of the underlying commodity for Options, Futures and Swaps and a 10% decrease for Options maturing 2005-2008.

	Petrobras		Petrobras America Inc.		PIFCo		Total
Maturing in 2005	Quantity (1,000 bbl)	Fair Value(1) (U.S.$ millions)	Quantity (1,000 bbl)	Fair Value(1) (U.S.$ millions)	Quantity (1,000 bbl)	Fair Value (1) (U.S.$ millions)	Quantity (1,000 bbl)	Fair Value(1) (U.S.$ millions	+10% Sensitivity (U.S.$ millions)
Options
Buy contracts	0	0,000	0	0,000	0	0,000	0	0,000	0,000
Sell contracts	0		0				0

Futures
Buy contracts	1,145	1,422	100	0,244	0	0,000	1,245	1,666	(1,293)
Sell contracts	1,340		200		0		1,540

Swaps
Receive variable/pay fixed	1,139	2,109	0	0,000	1,040	(5,906)	2,179	(3,796)	(1,348)
Receive fixed/pay variable	1,484		0		310		1,794

Options maturing 2005-2007(2)
Sell contracts	39,000	(0.38)							(0.04)

(1)	Fair value represents an estimate of gain or loss that would be realized if contracts were settled at the balance sheet date.

(2)	13 million barrels per year.

Interest Rate and Exchange Rate Risk

The interest rate risk to which we are exposed is a function of our long-term debt and, to a lesser extent, our short-term debt. Our long-term debt consists principally of notes and borrowings incurred primarily in connection with capital expenditures and investments in exploration and development projects and loans to affiliated companies. Approximately 89% of our long-term debt is denominated in currencies other than Reais, principally U.S. dollars, and to a lesser extent, Japanese Yen and euro-linked European currencies. Our short-term debt consists principally of U.S. dollar denominated import and export financing and working capital borrowings from commercial banks. In general, our foreign currency floating rate debt is principally subject to fluctuations in

LIBOR. Our floating rate debt denominated in Reais is principally subject to fluctuations in the Taxa de Juros de Longo Prazo (Brazilian long-term interest rate, or TJLP), as fixed by the National Monetary Council. See Note 12 to our audited consolidated financial statements.

We currently do not utilize derivative instruments to manage our exposure to interest rate fluctuation. We have been considering various forms of derivatives to reduce our exposure to interest rate fluctuations and may utilize these financial instruments in the future.

The exchange rate risk to which we are exposed is limited to the balance sheet and derives principally from the incidence of non-Real denominated obligations in our debt portfolio. In the event of a devaluation of the Real against the foreign currency in which our debt is denominated, we will incur a monetary loss with respect to such debt. However, a considerable part of our operating revenue is linked to the U.S. dollar since our oil product prices are based on international prices, while some expenses are not. See Item 5. “Operating and Financial Review and Prospects—General.”

The table below provides summary information regarding our exposure to interest rate and exchange rate risk in our total debt portfolio for 2004 and 2003. Total debt portfolio includes long-term debt, capital leases, project financings, and current portions thereof, and short-term debt.

	Total Debt Portfolio
	2004	2003
Real denominated	11.3%	10.8%
o/w fixed rate	0.0	0.1
o/w floating rate	11.3	10.7
Dollar denominated	84.5	84.3
o/w fixed rate	41.2	38.3
o/w floating rate (includes short-term debt)	43.3	46.0
Other currencies (primarily Yen)	4.2	4.9
o/w fixed rate	3.8	4.5
o/w floating rate	0.4	0.4

Total	100.0%	100.0%

	Total Debt Portfolio
	2004	2003
Floating Rate Debt
Real denominated	11.3%	10.7%
Foreign Currency Denominated	43.7	46.4
Fixed Rated Debt
Real denominated	0.0	0.1
Foreign Currency Denominated	45.0	42.8
Total	100.0%	100.0%

	Total Debt Portfolio
	2004	2003
U.S. dollars	84.52%	84.28%
Euro	1.56	1.95
Japanese Yen	2.64	2.87
British Pounds	0.00	0.01
Brazilian Reais	11.28	10.83
Argentine Pesos	0.00	0.06
Total	100.00%	100.0%

The table below provides information about our total debt obligations as of December 31, 2004, which are sensitive to changes in interest rates and exchange rates. This table presents, by expected maturity dates and currency, the principal cash flows and related average interest rates of these obligations. Variable interest rates are based on the applicable reference rate, LIBOR, TJLP, IGP-M, CDI (Certificado de Depósito Interbancário, or Interbank Deposit Certificate) as of December 31, 2004:

	2005	2006	2007	2008	2009		2010-2032	Total	Fair Value as of December 31, 2004
Debt in EURO:
Fixed rate debt	$11,543	$11,047	$192,351	$9,113		$8,447	$56,858	$289,358	$295,478
Average interest rate	7.64%	7.69%	6.51%	8.02%		8.17%	7.93%
Variable rate debt	$12,600	$12,747	$8,761	$1,662		$586	$293	$36,649	$36,649
Average interest rate	8.32%	7.96%	7.60%	7.50%		7.50%	7.50%
Debt in Japanese Yen:
Fixed rate debt	$100,945	$84,572	$72,137	$97,137		$50,155	$101,960	$506,905	$506,905
Average interest rate	8.73%	7.35%	6.01%	5.83%		5.75%	5.34%
Variable rate debt	$2,949	$1,997	$1,997	$1,997		$9,966	$26,901	$45,807	$45,807
Average interest rate	9.53%	9.53%	9.53%	9.53%		9.53%	9.53%
Debt in U.S. dollars:
Fixed rate debt	$633,081	$698,281	$1,465,545	$1,098,261		$534,272	$4,198,139	$8,627,578	$9,331,210
Average interest rate	8.39%	9.25%	8.43%	10.69%		8.24%	8.76%
Variable rate debt	$2,293,239	$1,730,606	$1,502,726	$952,868		$1,087,562	$1,502,585	$9,069,586	$8,962,185
Average interest rate	6.66%	7.63%	7.66%	7.32%		6.98%	7.85%
Debt in Brazilian Reais:
Variable rate debt	$243,900	$260,857	$147,134	$526,093		$98,005	$1,085,836	$2,361,824	$2,409,949
Average interest rate	14.85%	15.10%	13.89%	15.84%		12.09%	14.91%
Debt in Argentine Pesos:
Fixed rate debt	$83	$543	$—	$—	$		$—	$626	$626
Average interest rate	16.39%	16.39%				%
Total debt
obligations	$3,298,341	$2,800,649	$3,390,650	$2,687,131		$1,788,991	$6,972,571	$20,938,333	$21,588,809

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

The Yen zero-cost collar contracts expired on September 8, 2003, and were settled by a cash payment of U.S.$68 million. One of our Euro (Austrian Schilling) zero-cost collar expired on December 29, 2004 and was settled by a cash payment to us of U.S.$18 million.

The table below provides information about our remaining zero-cost foreign exchange collars. The table presents the notional amount of the related debt obligation, the floor and ceiling rates, the fair values of the put and call options and the expiration date of the contract.

Italian Lira
Notional amount of debt (U.S.$ in millions)	$169.1
Contractual rates(1)
Interest payments
Floor	0.9400
Ceiling	1.1800
Final principal payments
Floor	1.0725
Ceiling	1.1800
Fair value as of December 31, 2004 (U.S.$ in millions)
Put Option	$(2.8)
Call Option	$17.9
Expiration date	2007

PIFCo

PIFCo makes limited use of derivatives, which are contracted by Petrobras on behalf of PIFCo. PIFCo does not hold derivative instruments for trading purposes or for leverage.

In the normal course of business, PIFCo faces market risks, including interest rate risk and oil and oil products price risk. Neither we nor PIFCo have entered into derivative contracts or made other arrangements to hedge against interest rate risk. PIFCo has historically passed on its financing costs to us by selling crude oil and oil products to us at a premium to compensate for its financing costs. Although we are considering methods of continuing this practice in the future, we cannot assure you that this practice will continue.

PIFCo’s borrowings are derived mainly from commercial banks and include trade lines of credit and commercial paper, which are primarily intended for the purchase of crude oil and oil products, and with interest rates ranging from 2.86% to 6.01%. The weighted average annual interest rate for PIFCo’s short-term debt at December 31, 2004 was 4.25%, compared to 3.85% at December 31, 2003.

The table below sets forth the amounts and related weighted average annual interest rates by expected maturity dates for PIFCo’s long-term debt obligations at December 31, 2004:

CALENDAR YEAR OF EXPECTED MATURITY DATE FOR DEBT

(in thousands of U.S. dollars, except for percentages)

December 31, 2004

Debt Obligations	2006	2007	2008	2009	2010	2011-2032	Total	Fair Value Dec 31, 2004
Debt in U.S. Dollars:
Fixed rate debt	124,829	959,049	831,611	130,338	135,508	3,016,886	5,198,221	$5,627,590
Average interest rate	6.53%	7.74%	11.13%	7.04%	7.06%	8.78%
Variable rate debt	165,240	141,750	125,250	322,880	45,750	152,710	953,580	947,914
Average interest rate	4.77%	4.88%	5.01%	4.58%	6.56%	6.15%

Total debt obligations	290,069	1,100,799	956,861	453,218	181,258	3,169,596	6,151,801	$6,575,504

Total Debt Portfolio	December 31, 2004	December 31, 2003
U.S. Dollars:
Fixed rate debt	84.5%	86.2%
Floating rate debt	15.5%	13.8%
Total	100%	100%

At December 31, 2004, 15.5% of PIFCo’s debt was dollar-denominated floating rate debt and 84.5% of PIFCo’s debt was dollar-denominated fixed rate debt. Since all of PIFCo’s debt is dollar denominated, it is not subject to material foreign exchange rate risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Both PIFCo and we carried out an evaluation under the supervision and with the participation of our respective management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our respective disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our respective evaluations, our respective Chief Executive Officer and Chief Financial Officer concluded that our respective disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

We failed to properly identify a contract as a derivative instrument and account for it under the rules of FAS 133, which could be classified as a significant deficiency in our internal controls. We do not believe that additional errors may result from any significant deficiency, as the contract identified was unique in nature and entered to address a specific long-term price risk exposure. We have made an extensive internal search and determined there to be no similar contracts existing within the company. We are currently working to address any significant deficiency in the context of our preparation for reporting on evaluation of internal controls design and effectiveness under Section 404 and expect to remedy any significant deficiency prior to having to make such a Section 404 evaluation.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

On June 17, 2005 our Board of Directors approved the appointment of an audit committee for purposes of the Sarbanes-Oxley Act of 2002. Our Board of Directors has determined that Fabio Colletti Barbosa is the audit committee financial expert.

PIFCo’s board of directors currently serves as its audit committee for purposes of the Sarbanes-Oxley Act of 2002. PIFCo’s board of directors has determined that Almir Guilherme Barbassa is an “audit committee financial expert” within the meaning of this Item 16A.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics applicable to our employees and executive officers and a Code of Good Practices applicable to our directors and executive officers, both of which are also applicable to PIFCo. No waivers of the provisions of the Code of Ethics or Code of Good Practices are permitted. Both documents are available on Petrobras’ website: www.petrobras.com.br/investor relations/corporate governance.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees

Audit and Non-Audit Fees

Petrobras

The following table sets forth the fees billed to us by our independent auditors, Pricewaterhouse Coopers Auditores Independentes from January to March of 2003, and Ernst & Young Auditores Independentes S/S from March 2003 until December 31, 2003 and during the fiscal year ended December 31, 2004:

	Year ended December 31,
	2003			2004
	EY	PWC	Total	EY
	(in thousand of Reais)
Audit fees	6,892	3,451	10,343	14,999
Audit-related fees	836	983	1,819	2,320
Tax fees	152	408	560	423
Other fees	—	3,767	3,767	357

Total fees	7,880	8,609	16,489	18,099

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

Tax fees in the above table are fees billed by Pricewaterhouse Coopers Auditores Independentes and Ernst & Young Auditores Independentes S/S for services related to tax compliance.

Other fees in the above table paid to Pricewaterhouse Coopers Auditores Independentes in 2003 primarily related to services rendered with respect to environmental liabilities, the PEGASO program, the Pipeline Integrity Program, and to a lesser degree, our Strategic Plan, organizational structure and data processing services.

Other fees in the above table paid to Ernst & Young Auditores Independentes S/S primarily in 2004 primarily related to services rendered with respect to the review of our 2004 annual report for investors.

PIFCo

The following table sets forth the fees billed to PIFCo by its independent auditors, Pricewaterhouse Coopers Auditores Independentes from January to March of 2003, and Ernst & Young Auditores Independentes S/S from March 2003 until December 31, 2003 and during the fiscal years ended December 31, 2003 and 2004:

	Year ended December 31, 2003			2004
	EY	PWC	Total	EY
	(thousands of U.S. dollars)
Audit Fees	54	100	154	126
Audit-Related Fees	7	204	211	3

Total Fees	61	304	365	129

“Audit Fees” are the aggregate fees billed by Ernst & Young Auditores Independentes S/S and Pricewaterhouse Coopers Auditores Independentes for the audit of PIFCo’s consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Fees disclosed under the category “Audit-Related Fees” are mainly related to services provided in connection with the issuance of PIFCo’s notes in the international capital markets and its exports prepayment program.

Audit Committee Approval Policies and Procedures

Our audit committee has the authority to recommend pre-approval policies and procedures to our Board of Directors for the engagement of our or PIFCo’s independent auditor for services. At present, our Board of Directors has not established such pre-approval policies and procedures. Our Board of Directors expressly approves on a case-by-case basis any engagement of our independent auditors for all services provided to our subsidiaries or to us. Our bylaws prohibit our independent auditor from providing any consulting services to our subsidiaries or to us during the term of such auditor’s contract.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Petrobras

During the fiscal year ended December 31, 2004, neither any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) under the Securities Exchange Act, nor we have purchased any of our equity securities.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-2 through F-168, incorporated herein by reference.

ITEM 19.	EXHIBITS

No.	Description

1.1	Amended By-Laws of Petróleo Brasileiro S.A.-Petrobras (together with an English version) (incorporated by reference to the Annual Report on Form 20-F of Petróleo Brasileiro S.A.—Petrobras, filed with the Securities and Exchange Commission on June 30, 2004 (File No. 1-15106)).

1.2	Memorandum and Articles of Association of Petrobras International Finance Company (incorporated by reference to Exhibit 1 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.1	Deposit Agreement dated as of July 14, 2000, among Petrobras and Citibank, N.A., as depositary, and registered holders and beneficial owners from time to time of the American Depositary Shares, representing the common shares of Petrobras (incorporated by reference to exhibit of Petrobras’ Registration Statement on Form F-6 filed with the Securities and Exchange Commission on July 17, 2000 (File No. 333-123000)).

2.2	Amended and Restated Deposit Agreement dated as of February 21, 2001, among Petrobras and Citibank, N.A., as depositary, and the registered holders and beneficial owners from time to time of the American Depositary Shares, representing the preferred shares of Petrobras (incorporated by reference to exhibit 4.1 of Amendment No. 1 to Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 3, 2001 (File No. 333-13660)).

2.3	Amendment No. 1, dated as of March 23, 2001, to the Amended and Restated Deposit Agreement, dated as of February 21, 2001, among Petrobras, Citibank N.A., as depositary, and the registered holders and beneficial owners from time to time of the American Depositary Shares representing the preferred shares of Petrobras (incorporated by reference to Exhibit 4.2 of Amendment No. 1 to Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 3, 2001 (File No. 333-13660)).

2.4	Indenture, dated as of July 19, 2002, between Petrobras and JPMorgan Chase Bank, as Trustee (incorporated by reference to exhibit 4.4 of the Registration Statement of Petrobras International Finance Company and Petrobras on Form F-3, filed with the Securities and Exchange Commission on July 5, 2002, and amendments to which were filed on July 19, 2002 and August 14, 2002 (File No. 333-92044-01)).

2.5	Indenture, dated as of July 19, 2002, between Petrobras International Finance Company and JPMorgan Chase Bank, as Trustee (incorporated by reference to exhibit 4.5 of the Registration Statement of Petrobras International Finance Company and Petrobras on Form F-3, filed with the Securities and Exchange Commission on July 5, 2002, and amendments to which were filed on July 19, 2002 and August 14, 2002 (File No. 333-92044-01)).

2.6	First Supplemental Indenture, dated as of March 31, 2003, between Petrobras International Finance Company (PIFCo) and JPMorgan Chase Bank, as Trustee, relating to the 9.00% Global Step-Up Notes due 2008 (incorporated by reference to exhibit 2.6 of Petrobras’ annual report on Form 20-F for the fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on June 19, 2002 (File No. 1-15106)).

2.7	Second Supplemental Indenture, dated as of July 2, 2003, between Petrobras International Finance Company (PIFCo) and JPMorgan Chase Bank, as Trustee, relating to the 9.125% Global Notes due 2013 (incorporated by reference to the Annual Report on Form 20-F of Petróleo Brasileiro S.A.—Petrobras, filed with the Securities and Exchange Commission on June 30, 2004 (File No. 1-15106)).

2.8	Amended and Restated Second Supplemental Indenture, initially dated as of July 2, 2003, as amended and restated as of September 18, 2003, between Petrobras International Finance Company (PIFCo) and JPMorgan Chase Bank, as Trustee, relating to the 9.125% Global Notes due 2013 (incorporated by reference to the Annual Report on Form 20-F of Petróleo Brasileiro S.A.—Petrobras, filed with the Securities and Exchange Commission on June 30, 2004 (File No. 1-15106)).

2.9	Third Supplemental Indenture, dated as of December 10, 2003, between Petrobras International Finance Company (PIFCo) and JPMorgan Chase Bank, as Trustee, relating to the 8.375% Global Notes due 2018 (incorporated by reference to the Annual Report on Form 20-F of Petróleo Brasileiro S.A.—Petrobras, filed with the Securities and Exchange Commission on June 30, 2004 (File No. 1-15106)).

2.10	Indenture, dated as of May 9, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 ?% Senior Notes due 2008 (incorporated by reference to Exhibit 4.1 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

2.11	Supplemental Indenture, dated as of November 26, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 ?% Senior Notes due 2008 (incorporated by reference to Exhibit 4.2 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

2.12	Indenture, dated as of July 6, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 ¾% Senior Notes due 2011 (incorporated by reference to Exhibit 4.1 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

2.13	Supplemental Indenture, dated as of November 26, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 ¾% Senior Notes due 2011 (incorporated by reference to Exhibit 4.2 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

2.14	Indenture, initially dated as of February 4, 2002, as amended and restated as of February 28, 2002, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 ?% Senior Notes due 2007 (incorporated by reference to Exhibit 2.19 to the amended Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on December 13, 2002 (File No. 333-14168)).

2.15	Registration Rights Agreement, dated as of May 9, 2001, among Petrobras International Finance Company, Petróleo Brasileiro S.A.—Petrobras, and USB Warburg LLC, Banc of America Securities LLC, J.P. Morgan Securities Inc., RBC Dominion Securities Corporation and Santander Central Hispano Investment Securities Inc. (incorporated by reference to Exhibit 4.4 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4 filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

2.16	Registration Rights Agreement, dated as of July 6, 2001, among Petrobras International Finance Company, Petróleo Brasileiro S.A.—Petrobras, and USB Warburg LLC, Banc of America Securities LLC, J.P. Morgan Securities Inc., RBC Dominion Securities Corporation and Santander Central Hispano Investment Securities Inc. (incorporated by reference to Exhibit 4.4 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

2.17	Registration Rights Agreement, initially dated as of February 4, 2002, as amended and restated as of February 28, 2002, among Petrobras International Finance Company, Petróleo Brasileiro S.A.—Petrobras, UBS Warburg LLC and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 2.20 to the amended Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on December 13, 2002 (File No. 333-14168)).

2.18	Standby Purchase Agreement, dated as of May 9, 2001, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York (incorporated by reference to Exhibit 4.5 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

2.19	Amendment No. 1 to the Standby Purchase Agreement, dated as of November 26, 2001, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.6 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

2.20	Standby Purchase Agreement, dated as of July 6, 2001, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York (incorporated by reference to Exhibit 4.5 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

2.21	Standby Purchase Agreement, initially dated as of February 4, 2002, as amended and restated as of February 28, 2002, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.21 to the amended Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on December 13, 2002 (File No. 333-14168)).

2.22	Standby Purchase Agreement dated as of March 31, 2003, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee (incorporated by reference to Exhibit 2.15 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.23	Standby Purchase Agreement dated as of July 2, 2003, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee (incorporated by reference to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 30, 2004 and amendment filed on July 26, 2004 (File No. 333-14168)).

2.24	Amended and Restated Standby Purchase Agreement initially dated as of July 2, 2003, as amended and restated as of September 18, 2003, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee (incorporated by reference to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 30, 2004 and amendment filed on July 26, 2004 (File No. 333-14168)).

2.25	Standby Purchase Agreement dated as of December 10, 2003, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee (incorporated by reference to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 30, 2004 and amendment filed on July 26, 2004 (File No. 333-14168)).

2.26	Notes Purchase Agreement, dated as of January 29, 2002, between Petrobras International Finance Company and UBS Warburg LLC and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 2.13 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.27	Master Export Contract, dated as of December 21, 2001, between Petróleo Brasileiro S.A.—Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.14 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.28	Amendment to the Master Export Contract, dated as of May 21, 2003, among Petróleo Brasileiro S.A.—Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.18 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.29	Depositary Agreement, dated as of December 21, 2001, among U.S. Bank, National Association, Cayman Islands Branch, in capacity as Trustee of the PF Export Receivables Master Trust, Citibank, N.A., in capacity as Securities Intermediary, and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.15 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.30	Letter Agreement relating to the Depositary Agreement, dated as of May 16, 2003 (incorporated by reference to Exhibit 2.20 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.31	Administrative Services Agreement, dated as of December 21, 2001, between Petróleo Brasileiro S.A.—Petrobras, as Delivery and Sales Agent, and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.16 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.32	Letter Agreement relating to the Administrative Services Agreement, dated as of May 16, 2003 (incorporated by reference to Exhibit 2.22 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.33	Amended and Restated Trust Deed, dated as of December 21, 2001, among U.S. Bank, National Association, Cayman Islands Branch, in capacity as Trustee of the PF Export Receivables Master Trust, Citibank, N.A., in capacity as Paying Agent, Transfer Agent, Registrar and Depositary Bank, and Petrobras International Finance Company, as Servicer (incorporated by reference to Exhibit 2.17 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.34	Receivables Purchase Agreement, dated as of December 21, 2001, among Petrobras Finance Ltd., Petróleo Brasileiro S.A.—Petrobras and U.S. Bank, National Association, Cayman Islands Branch, solely in capacity as Trustee of the PF Export Receivables Master Trust (incorporated by reference to Exhibit 2.18 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.35	Amended and Restated Receivables Purchase Agreement, dated as of May 21, 2003, among Petrobras Finance Ltd., Petróleo Brasileiro S.A.—Petrobras and U.S. Bank, National Association, Cayman Islands Branch, solely in capacity as Trustee of the PF Export Receivables Master Trust (incorporated by reference to Exhibit 2.25 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.36	Prepayment Agreement, dated as of December 21, 2001, between Petróleo Brasileiro S.A.—Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.26 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.37	Amended and Restated Prepayment Agreement, dated as of May 2, 2003, between Petróleo Brasileiro S.A.—Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.27 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.38	Fourth Supplemental Indenture, dated as of September 15, 2004, between Petrobras International Finance Company (PIFCo) and JPMorgan Chase Bank, as Trustee, and Petróleo Brasileiro S.A.—Petrobras relating to the 7.75% Global Notes due 2014.

2.39	Standby Purchase Agreement dated as of September 15, 2004, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee.

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

4.1	Form of Concession Agreement for Exploration, Development and Production of crude oil and natural gas executed between Petrobras and ANP (incorporated by reference to Exhibit 10.1 of Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 14, 2000 (File No. 333-12298)).

4.2	Purchase and Sale Agreement of natural gas, executed between Petrobras and Yacimientos Petroliferos Fiscales Bolivianos-YPFB (together with and English version) (incorporated by reference to Exhibit 10.2 to Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 14, 2000 (File No. 333-12298)).

8.1	List of subsidiaries.

10.1	Consent letter of DeGolyer and MacNaughton.

12.1	Petrobras’ Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	PIFCo’s Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Petrobras’ Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	PIFCo’s Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

GLOSSARY OF PETROLEUM INDUSTRY TERMS

Unless the context indicates otherwise, the following terms have the meanings shown below:

“barrels” or “bbls”	Barrels of crude oil.

“catalytic cracking”	A process by which hydrocarbon molecules are broken down (cracked) into lighter fractions by the action of a catalyst.

“cmpd”	Cubic meters per day

“condensate”	Light hydrocarbon substances produced with natural gas, which condense into liquid at normal temperatures and pressures, associated with surface production equipment.

“crude oil”	Crude oil, including NGLs.

“distillation”	A process by which liquids are separated or refined by vaporization followed by condensation.

“heavy crude oil”	Crude oil with API density less than or equal to 27°.

“light crude oil”	Crude oil with API density higher than 27°.

“LPG”	Liquefied petroleum gas, which is a mixture of saturated and unsaturated hydrocarbons, with up to five carbon atoms, used as domestic fuel.

“NGLs”	Natural gas liquids, which are light hydrocarbon substances produced with natural gas, which condense into liquid at normal temperatures and pressures.

“Proved reserves”	Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

“Proved developed reserves”	Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

“Proved undeveloped reserves”	Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion, but does not include reserves attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are claimed only where it is demonstrated with certainty that there is continuity of production from the existing productive formation.

ABBREVIATIONS

Bbl	Barrel
Bcf	Billion cubic feet
Boe	Barrels of oil equivalent
Bpd	Barrels per day
Cf	Cubic feet
Km	Kilometer
Km2	Square kilometers
Mbbl	Thousand barrels
Mboe	Thousand barrels of oil equivalent
Mmbtu	Million British thermal units
Mbpd	Thousand barrels per day
Mcf	Thousand cubic feet
MMbbl	Million barrels
MMboe	Million barrels of oil equivalent
MMcf	Million cubic feet
MMcmd	Million cubic meters per day
MMcfpd	Million cubic feet per day
MMscfd	Million standard cubic feet per day
m3	Cubic meters

CONVERSION TABLE

1 barrel	=	42 U.S. gallons

1 domestic barrel of oil equivalent	=	1 barrel of crude oil	=	5,614.4 cubic feet of natural gas through December 31, 1999 and 6,000 cubic feet of natural gas as of December 31, 2000.

1 international barrel of oil equivalent	=	1 barrel of crude oil	=	6,000.0 cubic feet of natural gas

1 cubic meter of natural gas	=	35.314 cubic feet	=	0.0063 barrels of oil equivalent

1 Km	=	0.625 miles

1 Km2	=	247.1 acres

1 ton of crude oil	=	1 metric ton (1,000 kilograms of crude oil)	=	Approximately 7.5 barrels of crude oil (assuming an atmospheric pressure index gravity of 37° API)

1 meter	=	3.2808 feet

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on June 29, 2005.

Petróleo Brasileiro S.A. - PETROBRAS

By:	/s/ JOSÉ EDUARDO DE BARROS DUTRA
	Name:	José Eduardo De Barros Dutra
	Title:	Chief Executive Officer

By:	/s/ JOSÉ SÉRGIO GABRIELLI DE AZEVEDO
	Name:	José Sérgio Gabrielli de Azevedo
	Title:	Chief Financial Officer

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on June 29, 2005.

Petrobras International Finance Company - PIFCo

By:	/s/ ALMIR GUILHERME BARBASSA
	Name:	Almir Guilherme Barbassa
	Title:	Chairman and Chief Executive Officer

By:	/s/ DANIEL LIMA DE OLIVEIRA
	Name:	Daniel Lima de Oliveira
	Title:	Chief Financial Officer

PETRÓLEO BRASILEIRO S.A.– PETROBRAS AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

PETROBRAS INTERNATIONAL FINANCE COMPANY

AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

FINANCIAL STATEMENTS

December 31, 2004, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

We have audited the accompanying consolidated balance sheets of PETRÓLEO BRASILEIRO S.A. – PETROBRAS and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows, for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PETRÓLEO BRASILEIRO S.A. – PETROBRAS and its subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3, the Company made the following accounting changes: Effective December 31, 2004 the Company adopted a new actuarial methodology respective to the calculation of the Accumulated Benefit Obligation under FAS 87. Effective January 1, 2003, the Company adopted SFAS No. 143 – Accounting for Asset Retirement Obligation (“SFAS 143”). Additionally, at December 31, 2003 the Company adopted FIN 46 “Consolidation of Variable Interest Entities”.

ERNST & YOUNG

Auditores Independentes S/S

Paulo José Machado

Partner

Rio de Janeiro, Brazil

May 13, 2005

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Stockholders

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

In our opinion, the accompanying consolidated statement of income, of cash flows and of changes in stockholders’ equity for the year ended December 31, 2002 present fairly, in all material respects, the results of operations and cash flows of Petróleo Brasileiro S.A.—PETROBRAS and its subsidiaries for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

February 13, 2003

PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, Brazil

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

Expressed in Millions of United States Dollars

	As of December 31,
	2004	2003
Assets

Current assets
Cash and cash equivalents (Note 5)	6,856	8,344
Marketable securities (Note 6)	388	800
Accounts receivable, net (Note 7)	4,285	2,905
Inventories (Note 8)	4,904	2,947
Deferred income tax (Note 4)	325	256
Recoverable taxes (Note 9)	1,475	917
Advances to suppliers	422	504
Other current assets	771	761

	19,426	17,434

Property, plant and equipment, net (Note 10)	37,020	30,805

Investments in non-consolidated companies and other investments (Note 11)	1,862	1,173

Other assets
Accounts receivable, net (Note 7)	411	528
Advances to suppliers	580	416
Petroleum and Alcohol account – Receivable from Federal Government (Note 12)	282	239
Government securities	326	283
Marketable securities (Note 6)	313	806
Restricted deposits for legal proceedings and guarantees (Note 21 (a))	699	543
Recoverable taxes (Note 9)	536	467
Goodwill (Note 20)	211	183
Prepaid expenses	271	190
Fair value asset of gas hedge (Note 23)	635	—
Other assets	510	545

	4,774	4,200

Total assets	63,082	53,612

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

Expressed in Millions of United States Dollars

	As of December 31,
	2004	2003
Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	3,284	2,261
Income tax	271	148
Taxes payable, other than income taxes	2,298	2,157
Short-term debt (Note 13)	547	1,329
Current portion of long-term debt (Note 13)	1,199	1,145
Current portion of project financings (Note 15)	1,313	842
Current portion of capital lease obligations (Note 1 6)	266	378
Accrued interest	204	181
Dividends and interest on capital payable (Note 19)	1,900	1,955
Contingencies (Note 21)	131	84
Payroll and related charges	618	581
Advances from customers	290	258
Employees’ postretirement benefits obligation - Pension (Note 18)	166	160
Other payables and accruals	841	558

	13,328	12,037

Long-term liabilities
Long-term debt (Note 13)	12,145	11,888
Project financings (Note 15)	4,399	5,066
Employees’ postretirement benefits obligation - Pension (Note 1 8)	2,915	1,895
Employees’ postretirement benefits obligation - Health care (Note 18)	2,137	1,580
Capital lease obligations (Note 16)	1,069	1,242
Deferred income tax (Note 4)	1,558	1,122
Provision for abandonment of wells (Note 3 (a))	403	396
Thermoelectric liabilities (Note 3 (b))	1,095	1,142
Contingencies (Note 21)	233	271
Deferred purchase incentive (Note 23)	153	—
Other liabilities	264	270

	26,371	24,872

Minority interest	877	367

Shareholders’ equity
Shares authorized and issued (Note 19)
Preferred share - 2004 and 2003 – 462,369,507 shares	4,772	2,973
Common share - 2004 and 2003 – 634,168 ,418 shares	6,929	4,289
Capital reserve (Note 19)	134	118
Retained earnings
Appropriated (Note 19)	11,526	10,696
Unappropriated	13,199	14,141
Accumulated other comprehensive income
Cumulative translation adjustments	(12,539)	(14,450)
Amounts not recognized as net periodic pension cost, net of tax (Note 18)	(1,975)	(1,588)
Unrealized gains (losses) on securities, net of tax	460	157

	22,506	16,336

Total liabilities and shareholders’ equity	63,082	53,612

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

December 31, 2004, 2003 and 2002

Expressed in Millions of United States Dollars (except number of shares and earnings per share)

	Year ended December 31,
	2004	2003	2002
Sales of products and services	51,954	42,690	32,987
Less:
Value-added and other taxes on sales and services	(11,882)	(9,644)	(7,739)
Contribution of intervention in the economic domain charge - CIDE	(2,620)	(2,249)	(2,636)

Net operating revenues	37,452	30,797	22,612

Cost of sales	20,303	15,416	11,506
Depreciation, depletion and amortization	2,481	1,785	1,930
Exploration, including exploratory dry holes	613	512	435
Selling, general and administrative expenses	2,901	2,091	1,741
Impairment (Note 10 (b))	65	70	75
Research and development expenses	248	201	147
Other operating expenses	259	326	—

Total costs and expenses	26,870	20,401	15,834

Equity in results of non-consolidated companies (Note 11)	172	141	(178)
Financial income (Note 14)	911	602	1,142
Financial expenses (Note 14)	(1,733)	(1,247)	(774)
Monetary and exchange variation on monetary assets and liabilities, net (Note 14)	450	509	(2,068)
Employee benefit expense	(650)	(595)	(451)
Other taxes	(440)	(333)	(360)
Other expenses, net	(357)	(700)	(857)

	(1,647)	(1,623)	(3,546)

Income before income taxes, minority interest and accounting change	8,935	8,773	3,232

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Continued)

December 31, 2004, 2003 and 2002

Expressed in Millions of United States Dollars (except number of shares and earnings per share)

	Year ended December 31,
	2004	2003	2002
Income tax expense (Note 4)
Current	(2,114)	(2,599)	(1,269)
Deferred	(117)	(64)	116

	(2,231)	(2,663)	(1,153)

Minority interest in results of consolidated subsidiaries	(514)	(248)	232

Income before effect of change in accounting principle	6,190	5,862	2,311

Cumulative effect of change in accounting principle, net of taxes (Note 3 (a))	—	697	—

Net income for the year	6,190	6,559	2,311

Net income applicable to each class of shares
Common/ADS	3,580	3,797	1,349
Preferred/ADS	2,610	2,762	962

Net income for the year	6,190	6,559	2,311

Basic and diluted earnings per share (Note 19 (c))
Common/ADS and Preferred/ADS
Before effect of change in accounting principle	5.65	5.35	2.13
After effect of change in accounting principle	5.65	5.99	2.13

Weighted average number of shares outstanding
Common/ADS	634,168,418	634,168,418	634,168,418
Preferred/ADS	462,369,507	461,379,749	451,935,669

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

December 31, 2004, 2003 and 2002

Expressed in Millions of United States Dollars

	Year ended December 31,
	2004	2003	2002
Cash flows from operating activities
Net income for the year	6,190	6,559	2,311
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, depletion and amortization	2,497	1,805	1,951
Dry hole costs	520	207	198
Loss on property, plant and equipment	231	119	99
Minority interest in loss (income) of subsidiaries	514	248	(232)
Amortization of deferred purchase incentive	(16)	—	—
Deferred income taxes	117	64	(116)
Foreign exchange and monetary loss (gain)	23	(138)	2,714
Accretion expense – asset retirement obligation	33	43	—
Impairment of oil and gas properties	51	70	75
Provision for uncollectible accounts	65	25	56
Cumulative effect of change in accounting principle, net of
taxes	—	(697)	—
Equity in the results of non-consolidated companies	(172)	(141)	178
Financial income on mark to market of gas hedge	(466)	—	—
Others	37	1	2

Decrease (increase) in assets
Marketable securities	678	(1,266)	—
Accounts receivable	(928)	(477)	(541)
Petroleum and Alcohol account	(20)	(15)	(157)
Interest receivable on government securities	(38)	(157)	(10)
Inventories	(1,527)	244	(1,139)
Advances to suppliers	3	562	(797)
Prepaid expenses	(70)	96	(31)
Recoverable taxes	(578)	(365)	(190)
Others	173	90	(266)

Increase (decrease) in liabilities
Trade accounts payable	838	(156)	669
Payroll and related charges	(20)	222	95
Taxes payable, other than income taxes	(65)	35	441
Income taxes payable	120	25	—
Employee postretirement benefits, net of unrecognized
pension obligation	561	535	177
Accrued interest	18	62	158
Contingencies	81	(78)	365
Abandonment	(171)	(29)	—
Other liabilities	154	(190)	277

Net cash provided by operating activities	8,833	7,303	6,287

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

December 31, 2004, 2003 and 2002

Expressed in Millions of United States Dollars

	Year ended December 31,
	2004	2003	2002
Cash flows from investing activities
Additions to property, plant and equipment	(7,718)	(6,551)	(4,911)
Investment in Perez Companc S.A. – PEPSA	—	—	(1,073)
Investments in thermoelectric plants	—	—	(447)
Investment in non-consolidated companies	(142)	(73)	(153)
Liquigás Distribuidora S.A. acquisition (Note 20)	(511)	—	—
Dividends received from non-consolidated companies	53	13	11
Restricted deposits for legal proceedings	(103)	(188)	(84)
Effect on cash from merger with PEPSA	—	231	—
Effect on cash of FIN 46 adoption	—	1,049	—
Others	—	—	1

Net cash used in investing activities	(8,421)	(5,519)	(6,656)

Cash flows from financing activities
Short-term debt, net issuances and repayments	(680)	321	(367)
Proceeds from issuance of long-term debt	1,457	4,629	1,937
Principal payments of long-term debt	(1,160)	(1,315)	(1,173)
Proceeds from project financings	971	1,132	—
Payments of project financings	(652)	(1,340)	(746)
Payment of financings lease obligations	(331)	(108)	(247)
Dividends paid to shareholders	(1,785)	(941)	(999)
Dividends paid to minority interests	(24)	(2)	(19)

Net cash provided by (used) in financing activities	(2,204)	2,376	(1,614)

Increase (decrease) in cash and cash equivalents	(1,792)	4,160	(1,983)
Effect of exchange rate changes on cash and cash equivalents	304	883	(2,076)
Cash and cash equivalents at beginning of year	8,344	3,301	7,360

Cash and cash equivalents at end of year	6,856	8,344	3,301

	Year ended December 31,
	2004	2003	2002
Supplemental cash flow information:
Cash paid during the year for
Interest, net of amount capitalized	995	622	200
Income taxes	2,054	2,384	812
Withholding income tax on financial investments	69	47	120

Non-cash investing and financing transactions during the year
Capital lease obligations	—	—	144
Project financings expenditures funded by special purpose companies	—	—	946
Transfer of Government securities to PETROS	—	—	313
Consolidation of merchant type thermoelectrics	—	1,142	—
Exchange of BR shares for PETROBRAS preferred shares	—	130	—
Recognition of asset retirement obligation – FAS 143	158	114	—
Consummation of gas hedge asset with deferred purchase incentive liability	169	—	—

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

December 31, 2004, 2003 and 2002

Expressed in Millions of United States Dollars (except per-share amounts)

	Year ended December 31,
	2004	2003	2002
Preferred shares
Balance at January 1	2,973	2,459	1,882
Capital increase with issue of preferred shares	—	130	—
Capital increase with undistributed earnings reserve	1,799	384	577

Balance at December 31	4,772	2,973	2,459

Common shares
Balance at January 1	4,289	3,761	2,952
Capital increase with undistributed earnings reserve	2,640	528	809

Balance at December 31	6,929	4,289	3,761

Capital reserve – fiscal incentive
Balance at January 1	118	89	128
Transfer from (to) unappropriated retained earnings	16	29	(39)

Balance at December 31	134	118	89

Accumulated other comprehensive income

Cumulative translation adjustments
Balance at January 1	(14,450)	(17,306)	(11,854)
Change in the year	1,911	2,856	(5,452)

Balance at December 31	(12,539)	(14,450)	(17,306)

Amounts not recognized as net periodic pension cost
Balance at January 1	(1,588)	(1,361)	(1,867)
(Increase) decrease in additional minimum liability	(586)	(344)	724
Tax effect on above	199	117	(218)

Balance at December 31	(1,975)	(1,588)	(1,361)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

December 31, 2004, 2003 and 2002

Expressed in Millions of United States Dollars (except per-share amounts)

	Year ended December 31,
	2004	2003	2002
Unrecognized gains (losses) on securities
Balance at January 1	157	(11)	13
Unrealized gains (losses)	459	254	(36)
Tax effect on above	(156)	(86)	12

Balance at December 31	460	157	(11)

Appropriated retained earnings

Legal reserve
Balance at January 1	1,089	643	768
Transfer from (to) unappropriated retained earnings, net of gain or loss on translation	431	446	(125)

Balance at December 31	1,520	1,089	643

Undistributed earnings reserve
Balance at January 1	9,372	4,778	5,886
Capital increase	(4,439)	(912)	(1,386)
Transfer from unappropriated retained earnings, net of gain or loss on translation	4,755	5,506	278

Balance at December 31	9,688	9,372	4,778

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

December 31, 2004, 2003 and 2002

Expressed in Millions of United States Dollars (except per-share amounts)

	Year ended December 31,
	2004	2003	2002
Statutory reserve
Balance at January 1	235	164	215
Transfer from (to) unappropriated retained earnings, net of gain or loss on translation	83	71	(51)

Balance at December 31	318	235	164

Total appropriated retained earnings	11,526	10,696	5,585

Unappropriated retained earnings

Balance at January 1	14,141	16,085	15,124
Net income for the year	6,190	6,559	2,311
Dividends reclasification (Note 19 b)	—	(816)	—
Dividends (per share: 2004 - US $1.68 to common and preferred shares; 2003 - US $1.49 to common and preferred shares; 2002 - US $1.19 to common and preferred shares)	(1,847)	(1,635)	(1,287)
Appropriation (to) from fiscal incentive reserve	(16)	(29)	39
Appropriation to reserves	(5,269)	(6,023)	(102)

Balance at December 31	13,199	14,141	16,085

Total shareholders’ equity	22,506	16,336	9,301

Comprehensive income (loss) is comprised as follows:
Net income for the year	6,190	6,559	2,311
Cumulative translation adjustments	1,911	2,856	(5,452)
Amounts not recognized as net periodic pension cost	(387)	(227)	506
Unrealized gain on available-for-sale securities	303	168	(24)

Total comprehensive income (loss)	8,017	9,356	(2,659)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

The U.S. dollar amounts for the years presented have been translated from the Brazilian Real amounts in accordance with Statement of Financial Accounting Standards SFAS No. 52 - Foreign Currency Translation (“SFAS 52”) as applicable to entities operating in non-hyperinflationary economies. Transactions occurring in foreign currencies are first remeasured to the Brazilian Real and then translated to the U.S. dollar, with remeasurement gains and losses being recognized in the statements of income. While PETROBRAS has selected the U.S. Dollar as its reporting currency, the functional currency of PETROBRAS and all Brazilian subsidiaries is the Brazilian Real. The functional currency of PIFCo and certain of the special purpose companies is the U.S. dollar, and the functional currency of PEPSA is the Argentine Peso.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(a)	Basis of financial statements preparation (Continued)

The Company has translated all assets and liabilities into U.S. dollars at the current exchange rate (R $2.6544 and R $2.8892 to US $1.00 at December 31, 2004 and 2003, respectively), and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the year. The net translation gain/ (loss) in the amount of US $1,911 in 2004 (2003 - US $2,856 and 2002 - US $(5,452)) resulting from this remeasurement process was excluded from income and presented as a cumulative translation adjustment (“CTA”) within Other Comprehensive Income in the statement of changes in shareholders’ equity.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(b)	Basis of consolidation (Continued)

The following majority-owned subsidiaries and variable interest entities are consolidated:

Subsidiary companies	Activity
Petrobras Química S.A. - PETROQUISA	Petrochemical
Petrobras Distribuidora S.A. - BR	Distribution
BRASPETRO Oil Services Company - BRASOIL	International operations
BRASPETRO Oil Company - BOC	International operations
PIB - Petrobras Internacional - BRASPETRO B.V. (1)	International operations
Petrobras Comercializadora de Energia Ltda. – PCEL (2)	Energy
Petrobras Negócios Eletrônicos S.A.	Corporate
Petrobras Gás S.A. - GASPETRO	Gas transportation
Petrobras International Finance Company - PIFCo	Financing
Petrobras Transporte S.A. - TRANSPETRO	Transportation
Downstream Participações S.A.	Refining and distribution
Petrobras Netherlands BV	Exploration and Production
UTE Nova Piratininga Ltda.	Energy
FAFEN Energia S.A.	Energy
TERMOR Participações S.A. (7)	Energy
TERMORIO S. A. (3)	Energy
TERMOBAHIA Ltda. (3)	Energy
Ibiritermo S. A. (3)	Energy
EVM Leasing Co. (4)	Exploration and Production
Companhia Petrolífera Marlim (4)	Exploration and Production
NovaMarlim Petróleo S.A. (4)	Exploration and Production
Nova Transportadora do Sudeste S.A.(4)	Transportation
Nova Transportadora do Nordeste S.A.(4)	Transportation
Barracuda e Caratinga Holding Company B.V. (4)	Exploration and Production
Cayman Cabiunas Investments Co. Ltda. (4)	Exploration and Production
Companhia Locadora de Equipamentos Petrolíferos S.A. – CLEP (4) (5)	Exploration and Production
Albacora Japan Petroleum Limited Company (4)	Exploration and Production
Companhia de Recuperação Secundária (4)	Exploration and Production
PDET S.A. (4)	Exploration and Production
MPX Termoceará Ltda. (6)	Energy
SFE - Sociedade Fluminense de Energia Ltda. (6)	Energy
Consórcio Macaé Merchant (6)	Energy

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(b)	Basis of consolidation (Continued)

(1)	Parent Company of Petrobras Energia S.A. – PEPSA (former Perez Companc S.A.-PECOM) and Petrolera Entre Lomas S.A. – PELSA (former Petrolera Perez Companc S.A.)

(2)	Former Petrobras Energia Ltda.

(3)	Consolidated according to FIN 46, commencing December 31, 2003. Formerly were accounted for as capital leases pursuant to SFAS 13. See also Note 3(b).

(4)	Consolidated according to FIN 46, commencing December 31, 2003. Formerly were special purpose entities formed in connection with project financings transactions. See also Note 3(b) and Note 15.

(5)	Former Langstrand Holdings S.A..

(6)	Consolidated according to FIN 46, commencing December 31, 2003. Formerly were not consolidated in PETROBRAS financial statements, see also Note 3(b).

(7)	Disposed of in December of 2004 with immaterial impact to the consolidated financial statements.

(c)	Cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at date of acquisition.

(d) Marketable securities

Marketable securities are accounted for under SFAS No. 115 - Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”) and have been classified by the Company as available for sale or trading based upon intended strategies with respect to such securities. The marketable securities classified as trading are short term in nature as the investments are expected to be liquidated, sold, or used for current cash requirements. The marketable securities classified as available for sale are long term in nature as the investments are not expected to be sold or otherwise liquidated in the next twelve months.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(d)	Marketable securities (Continued)

Trading securities are marked to market through current period earnings, available for sale securities are marked to market through other comprehensive income, and held to maturity securities are recorded at historical cost.

The Company has maintained junior trust notes received in connection with the structured finance program as held to maturity, and additionally has certain available for sale investments in companies with publicly traded shares. The Company also has available for sale and trading securities arising from its consolidation of investments in an exclusive fund.

(e)	Accounts receivable

Accounts receivable is stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

(f)	Inventories

Inventories are stated as follows:

•	Raw materials are comprised principally of crude oil inventories, which are stated at the lower of average cost or market value.

•	Oil products and fuel alcohol are stated, respectively, at average refining and purchase cost, adjusted when applicable to their realizable value.

•	Materials and supplies are stated at average purchase cost, not exceeding replacement value and imports in transit are stated at identified cost.

(g)	Investments in non-consolidated companies

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(h)	Government and marketable securities

The Company holds National Treasury Bonds “Series B” (NTN-B) issued by the Federal Government which are accounted for as available-for-sale securities in accordance with SFAS 115.

(i)	Property, plant and equipment

•	Costs incurred in oil and gas producing activities

The costs incurred in connection with the exploration, development and production of oil and gas are recorded in accordance with the “successful efforts” method. This method requires that costs the Company incurs in connection with the drilling of developmental wells and facilities in proved reserve production areas and successful exploratory wells be capitalized. In addition, costs the Company incurs in connection with geological and geophysical activities are charged to the results of operations in the period incurred, and the costs relating to exploratory dry wells on unproven reserve properties are charged to the results of operations when determined as dry or uneconomical.

The capitalized costs are depreciated based on the unit-of-production method using proved developed reserves. These reserves are estimated by the Company’s geologists and petroleum engineers in accordance with international industry standards and are reviewed annually, or more frequently when there are indications of significant changes in the Company’s reserves.

•	Property acquisition costs

Costs of acquiring developed or undeveloped leaseholds including lease bonus, brokerage, and other fees are capitalized. The costs of undeveloped properties that become productive are transferred to a producing property account.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(i)	Property, plant and equipment (Continued)

•	Exploratory costs

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

Through December 31, 2002, the Company recorded abandonment costs in accordance with SFAS No. 19 - Financial Accounting and Reporting by Oil and Gas Production Companies (“SFAS 19”). Under SFAS 19, the estimated costs of dismantlement and removal of oil and gas related facilities are accrued over the properties’ production lives using the unit-of-production method and recognized as accumulated depreciation, depletion and amortization as the expense is recorded. Effective January 1, 2003, the Company adopted SFAS No. 143 - Accounting for Asset Retirement Obligations (“SFAS 143”) for abandonment costs (see Note 3(a) for information related to the new accounting policy for abandonment costs commencing from January 1, 2003).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(i)	Property, plant and equipment (Continued)

•	Abandonment costs (Continued)

In 2004, the Company reviewed and revised its estimated costs associated with well abandonment and the demobilization of oil and gas production areas, considering new information about date of expected abandonment and revised cost estimates to abandon. The changes to estimated asset retirement obligation were principally related to changing expectations about Brent prices, which led the correlated fields to have longer economic lives. This review resulted in a decrease in the related provision of US $196 with a gain recognized in net income, and recorded in the line titled exploratory costs for oil and gas exploration.

•	Depreciation, depletion and amortization

Depreciation, depletion and amortization of leasehold costs of producing properties are recorded using the unit-of-production method applied on a field by field basis as a ratio of proved reserves produced. Leased production platforms are depreciated on a straight-line basis over the estimated useful lives of the platforms. Depreciation, depletion and amortization of all other capitalized costs (both tangible and intangible) of proved oil and gas producing properties are recorded using the unit-of-production method applied on a field by field basis as a ratio of proved developed reserves produced. Prior to January 1, 2003, estimated dismantlement, restoration and abandonment costs and estimated salvage values were taken into account in determining amortization and depreciation provisions.

Other plant and equipment are depreciated on a straight-line basis over the following estimated useful lives:

Building and improvements	25 years
Equipment and other assets	3-25 years
Platforms	10-25 years
Pipelines	30 years

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(i)	Property, plant and equipment (Continued)

•	Impairment

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

(j)	Revenues, costs and expenses

Revenues from sales of crude oil and oil products, petrochemical products and others are recognized on an accrual basis when the title is transferred to the customer. Revenues from sales of natural gas are accounted for when the natural gas is transferred to the customer. Subsequent adjustments to revenues based on production sharing agreements or volumetric delivery differences are not significant. Costs and expenses are accounted for on an accrual basis.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(k)	Income taxes

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

The Company records the tax benefit of all net operating losses as a deferred tax asset and recognizes a valuation allowance for any part of this benefit which management believes will not be recovered against future taxable income using a “more likely than not” criterion.

(l)	Employees’ postretirement benefits

The Company sponsors a contributory defined-benefit pension plan covering substantially all of its employees, which is accounted for by the Company in accordance with SFAS No. 87 - Employers’ Accounting for Pensions (“SFAS 87”).

In addition, the Company provides certain health care benefits for retired employees and their dependents. The cost of such benefits is recognized in accordance with SFAS No. 106 - Postretirement Benefits Other Than Pensions (“SFAS 106”).

On December 23, 2003 the Financial Accounting Standards Board released revised FASB Statement No. 132-R, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS No. 132-R”). The revised standard provides additional required disclosures for pensions and other postretirement benefit plans and is designed to improve disclosure transparency in financial statements. The revised standard replaces existing pension disclosure requirements. The requirements of the standard are effective for public entities for fiscal years ending after December 15, 2003. The adoption of SFAS No. 132-R did not have a material impact on the Company’s consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(l)	Employees’ postretirement benefits (Continued)

The Company also contributes to the national pension, social security and redundancy plans at rates based on payroll, and such contributions are expensed as incurred. Further indemnities may be payable upon involuntary severance of employees but, based on current operating plans, management does not believe that any amounts payable under this plan will be significant.

PEPSA sponsors a defined contribution plan, the funding of which is recognized in accordance with the accrual method of accounting. PEPSA’s defined contribution plan is presently suspended. PEPSA also sponsors a defined benefit plan in which the employees’ benefit is based on the last computable salary in the years of service of the employee. For purposes of determining the estimated cost of benefit pension plans granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables.

(m)	Environmental and remediation costs

Environmental and remediation costs relating to current operations are expensed or capitalized, as appropriate, depending on whether such costs are expected to provide future economic benefits. Liabilities are recognized when the costs are considered probable and can be reasonably estimated.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(n)	Accounting for the effect of Federal Government regulation

As provided in the Petroleum Law, the fuel market in Brazil was totally liberalized as of January 1, 2002 permitting other companies to produce and sell on the domestic market and, also, import and export oil products. Additionally, as from January 1, 2002, PETROBRAS is no longer required to charge the prices established by the Federal Government on the sale of oil products, and the realization price is no longer established by a formula adjusted to the international market.

Considering the liberation of the market and current legislation, as from January 1, 2002, the Petroleum and Alcohol Account will no longer be used to reimburse expenses related to the supply of oil products and fuel alcohol to PETROBRAS and third parties. The movements in the account for periods after 2002 relate only to (i) payments and adjustments mandated by the Agência Nacional do Petróleo - ANP (“ANP”) with no impact on the income statement and (ii) adjustments resulting from the audit of the account by the ANP.

The impact of Federal Government regulation on the Company’s balance sheet and operating structure has been recorded in the Petroleum and Alcohol Account as of, and for the years ended, December 31, 2004 and 2003 (see Note 12).

The Contribuição de Intervenção no Domínio Econômico (Contribution of Intervention in the Economic Domain Charge - CIDE) on the importation and sale of fuels was established by Law No. 10,336 dated December 19, 2001.

The CIDE is a per-transaction payment to the Brazilian Government required to be made by producers, blenders and importers upon sales and purchases of specified oil and fuel products at a set amount for different products based on the unit of measurement typically used for such products.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(o)	Compensated absences

The liability for future compensation of employees for vacations is accrued as earned.

(p)	Earnings per share

Earnings per share are computed using the two-class method, which is an earnings allocation formula that determines earnings per share for both preferred shares, which are participating securities and common shares. The preferred shares participate in dividends and undistributed earnings with the common shares at a predetermined formula. Such formula allocates the net income, as if all of the net income for each year had been distributed, first to the preferred shares in an amount equal to the preferred shares’ priority minimum annual dividend of the higher of 3% of their shareholders equity or 5% of their paid-in capital as stated in the statutory accounting records, then to common shares in an amount equal to the preferred shares’ priority dividend on a per share basis and any remaining net income is allocated equally to the common and preferred shares. Each American Depositary Share (ADS) for common shares represents one share of the Company’s common shares or one share of the Company’s preferred shares and, in each case, is presented together with earnings per share.

(q)	Research and development costs

Research and development costs are charged to expense when incurred.

(r)	Accounting for derivatives and hedging activities

The Company adopted SFAS No. 133 – Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), as amended by SFAS No. 138 – Accounting for Certain Derivative Instruments and Certain Hedging Activities (“SFAS 138”). SFAS 133 requires that all derivative instruments be recorded in the balance sheet of the Company as either an asset or a liability measured at fair value. SFAS 133 requires that changes in the derivative’s fair value be recognized in earnings/losses unless specific hedge accounting criteria is met. For derivatives accounted for as hedges, fair value adjustments are recorded to earnings/losses or other comprehensive income, a component of shareholders’ equity, depending upon the type of hedge and the degree of hedge effectiveness.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(r)	Accounting for derivatives and hedging activities (Continued)

The Company may use derivative financial instruments to mitigate the risk of unfavorable price movements on crude oil purchases. These instruments are marked-to-market on a current basis and associated gains and losses are recognized currently in the financial income/ expense line items.

The Company may also use derivative financial instruments to mitigate the risk of unfavorable exchange-rate movements affecting its foreign currency-denominated indebtedness. Gains and losses from changes in the fair value of these contracts are recognized as financial income or financial expense.

PEPSA also uses derivative instruments such as swaps, options, futures, and other instruments, principally to mitigate the impact of changes in crude oil prices, exchange rates and interest rates. PEPSA’s crude oil derivative instruments and interest rate swap instruments are designed to mitigate specific exposures and thus qualify as cash flow hedges under SFAS 133.

As cash flow hedges, the gains and losses associated with the derivative instruments are deferred and recorded in other comprehensive income until the underlying hedge transaction impacts earnings, with the exception of any ineffective portions. Derivative instruments not qualifying for hedge accounting are marked-to-market through earning on a current basis.

(s)	Recently issued accounting pronouncements

FASB has recently issued (i) SFAS No. 151, “Inventory Costs, an amendment of ARB Nº 43, Chapter 4”, “Inventory Pricing”, (“SFAS 151”) in November of 2004, (ii) FASB Statement No. m123R, “Share-Based Payment” (“SFAS 123R”) in December of 2004, (iii) FASB Statement No. 153, “Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29” (“SFAS 153”) in December of 2004 and (iv) FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, in March of 2005.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(s)	Recently issued accounting pronouncements (Continued)

SFAS 151 will be effective for the Company on January 1, 2006. The standard amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. In addition, the standard requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company is currently evaluating the impact of this standard.

SFAS 123R requires that compensation costs relating to share-based payments be recognized in the Company’s financial statements. Petrobras Energia S.A.-PEPSA, member of PETROBRAS’ System currently accounts for those payments under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. The Company is preparing to implement this standard effective on July 1, 2005. Although the transition method to be used to adopt the standard has not been selected, such adoption is expected to have a minimal impact on the Company’s results of operations, financial position and liquidity.

SFAS 153 will be effective for the Company for asset-exchange transactions beginning on July 1, 2005. Under APB No. 29, assets received in certain types of non-monetary exchanges were permitted to be recorded at the carrying value of the assets that were exchanged (i.e., recorded on a carryover basis). As amended by SFAS 153, assets received in some circumstances will have to be recorded instead at their fair values. In the past, the Company has not engaged in a large number of non-monetary asset exchanges for significant amounts, and thus does not expect a material impact upon adoption.

FIN 47 clarifies the term “conditional asset retirement obligation” as used SFAS 143 in order to avoid diversity in accounting practice with respect to the effect of uncertainties about the timing and (or) method of settlement that are conditional on a future event, when recognizing the fair value of a liability for an asset retirement obligation. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company does not expect that the adoption of FIN 47 will have a material effect on the Company’s financial position or results from operations when it becomes effective on December 31, 2005.

The FASB has also adopted on April 4, 2005, the FASB Staff Position (FSP SFAS 19-1) (that amends SFAS 19 to permit the continued capitalization of exploratory well costs beyond one year if (a) the well found a sufficient quantity of reserves that justify its completion as a producing well and (b) the entity is making sufficient progress assessing the reserves and the viability of the project. The guidance in FSP SFAS 19-1 shall be applied prospectively in the third quarter of 2005 and the Company does not expect that it will have a material effect on the Company’s financial position or results from operations (see Note 27 for information related to the accounting policy currently practiced by the Company with respect to suspended exploratory wells).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(s)	Recently issued accounting pronouncements (Continued)

During the first quarter of 2005, the Securities and Exchange Commission (SEC) requested Oil & Gas registrants to disclosure certain information related to the accounting for buy/sell contracts in their filings that include financial reports covering periods ending on or after December 15, 2004. These transactions, which are not part of PETROBRAS’ operations, typically involve contractual arrangements that establish the terms of the buy and sell agreements either jointly, in a single contract, or separately, in individual contracts that are entered into concurrently or in contemplation of one another with a single counterparty. The topic is under deliberation by the Emerging Issues Task Force (EITF) of the FASB as Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”.

(t)	Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation standards. These reclassifications had no impact on the Company’s net income.

3.	Accounting changes

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

3.	Accounting changes (Continued)

(a)	SFAS No. 143 - Accounting for asset retirement obligations (Continued)

The cumulative adjustment for the change in accounting principle reported in the first quarter of 2003 was an after-tax income of US $697 (net of US $359 deferred income tax effects). The effect of this accounting change on the balance sheet, was a US $1,056 reduction to the abandonment provision, and a US $359 increase in deferred income tax liabilities, see Note 4. Additionally, the change in accounting principle resulted in a US $16 increase to property, plant and equipment at original asset acquisition date, with accumulated depreciation through January 1, 2003 of US $9 on proved developed properties. Further, on January 1, 2003, PETROBRAS established an abandonment liability with respect to proved undeveloped reserves in the amount of US $44.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

3.	Accounting changes (Continued)

(a)	SFAS No. 143 - Accounting for asset retirement obligations (Continued)

A summary of the annual changes in the abandonment provision is presented as follows:

	Assets	Liabilities
Balance as of December 31, 2002	—	1,166
Reversion of provision	—	(1,056)
Assets related to proved developed property	16	—
Accumulated depreciation	(9)	—
Assets related to proved undeveloped property	44	44

Balance as of January 1, 2003	51	154
PEPSA acquisition	11	28
Depreciation and impairment	(29)	—
Accretion expenses	—	43
Liabilities incurred	114	114
Liabilities settled	—	(14)
Cumulative translation adjustment	15	71

Balance as of December 31, 2003	162	396

Depreciation and impairment	(13)	—
Accretion expenses	—	33
Liabilities incurred	158	158
Liabilities settled	—	(14)
Revision of provision (Note 2 (i))	(43)	(196)
Cumulative translation adjustment	18	26

Balance as of December 31, 2004	282	403

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

3.	Accounting changes (Continued)

(a)	SFAS No. 143 - Accounting for asset retirement obligations (Continued)

The following unaudited pro-forma summary financial information presents the consolidated results of operations as if the adoption of SFAS 143 had occurred at the beginning of 2002.

	2002
	As reported	Pro forma (unaudited)
Net operating revenues	22,612	22,612
Cost of sales	11,506	11,506
Depreciation, depletion and amortization	1,930	1,651
Exploration, including exploratory dry holes	435	464
Impairment	75	75
Others	(5,434)	(5,434)
Income tax expense	(1,153)	(1,238)
Minority interest	232	232
Net income for the year	2,311	2,476
Basic and diluted earnings per share	2.13	2.28

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

3.	Accounting changes (Continued)

(b)	Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities (Continued)

The interpretation requires that if a business enterprise has a controlling financial interest in a variable entity, the assets, liabilities and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. This interpretation was applied immediately to variable interest entities created after January 31, 2003. For variable interests in special purpose entities created before February 1, 2003, FIN 46 was adopted at December 31, 2003. For variable interest in operating entities, FIN 46 was required to be adopted in the first quarter of 2004.

The Company adopted FIN 46 in its December 31, 2003 annual financial statements. Such adoption resulted in the consolidation of a number of special purpose entities related to project financings arrangements in which the Company has an interest, and which were deemed to be variable interest entities for which the Company was the primary beneficiary. These entities are detailed above in Note 2 (b). Prior to adoption of FIN 46, a significant portion of the Company’s share of commitments and debt obligations, as well as fixed asset contributions, were already included in the consolidated financial statements as the project financings transactions qualified as capital leases.

Thus, adoption of FIN 46 related to the special purpose companies formed in connection with project financings arrangements did not have a significant impact on the Company’s financial condition. While PETROBRAS does not have specific assets set aside and established as collateral for these special purpose entities, the Company does have certain contractual obligations relating to the debt of the special purpose entities.

Three thermoelectric plants were also consolidated at December 31, 2003 as a result of the adoption of FIN 46. However, as these thermoelectric plants had previously been accounted for as capital leases, their consolidation did not have a material impact on the Company’s financial condition.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

3.	Accounting changes (Continued)

(b)	Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities (Continued)

Furthermore, PETROBRAS has determined that it is the primary beneficiary of three additional plants for which it has certain contractual obligations to bear energy market risk. The effect of the consolidation of these three thermoelectrics was an increase in fixed assets of US $1,095 as of December 31, 2004 (US $1,142 as of December 31, 2003) and an increase in liabilities US $1,095 as of December 31, 2004 (US $1,142 as of December 31, 2003). Results of operations for these companies were consolidated beginning January 1, 2004, and generated a net loss during the year ended December 31, 2004 in the amount of US $490. See also Note 15 and Note 17.

PETROBRAS has also indentified two exclusive investment funds which require consolidation. See additional discussion at Note 6.

The Company has determined that it has no variable interests in operating entities and thus has not consolidated additional entities as variable interests in 2004.

(c)	Accumulated Benefit Obligation

On December 31, 2004 the Company adopted a new actuarial methodology regarding the calculation of Accumulated Benefit Obligation (ABO), by excluding the effects of long term inflation. In the past, the Company had applied a terminal methodology in the calculation of its ABO, an approach permitted under EITF 88-1, but at December 31, 2004 elected a change in methodology to a going concern calculation of the ABO, a more preferable application of principle per EITF 88-1. The change in accounting principle application did not effect net income, and while the ABO increased from 2003 to 2004, the change in methodology resulted in a reduction of the ABO in the approximate amount of US $1,142 over that which would have been calculated under the former methodology and effected both the liability balance and amount not recognized in the shareholders equity. There was no income statement impact of this change in accounting principle.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

4.	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutorily enacted tax rates have been 25% and 9%, respectively for the years ended December 31, 2004, 2003 and 2002.

Substantially all of the Company’s taxable income is generated in Brazil and is therefore subject to the Brazilian statutory tax rate. The following table reconciles the tax calculated based upon statutory tax rates to the income tax expense recorded in these consolidated financial statements.

	Year ended December 31,
	2004	2003	2002
Income before income taxes, minority interest and accounting changes	8,935	8,773	3,232

Tax expense at statutory rates	(3,038)	(2,983)	(1,099)

Adjustments to derive effective tax rate:
Non-deductible postretirement health-benefits	(157)	(107)	(73)
Change in valuation allowance	159	150	(182)
Tax benefit on interest on shareholders’ equity	650	364	241

Income taxes regarding abandonment liabilities adjustments related to the year ended December 31, 2002		(61)
Others	155	(26)	(40)

Income tax expense per consolidated statement of income	(2,231)	(2,663)	(1,153)

TBG, a subsidiary of GASPETRO, has accumulated tax loss and negative income tax and social contribution carryforwards amounting to US $450 as of December 31, 2004 (US $469 in 2003), which could be offset against future taxable income to a limit of 30% of annual income, based on Law No. 9,249/95, which in the opinion of the TBG management, will occur within the useful life of the Bolivia-Brazil Gas Pipeline project.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

4.	Income taxes (Continued)

However, considering the long estimated term for utilization, these tax credits, totaling US $153 (US $159 - 2003), were provided for in a valuation allowance in the consolidated financial statements for December 31, 2004 and 2003. The accounting recognition of these credits is reviewed annually.

PEPSA also has tax credits amounting to US $551 as of December 31, 2004 (US $590 in 2003), which could be offset against future taxable income and, for which a valuation allowance is recognized in the consolidated financial statements for December 31, 2004 and 2003. These tax losses carryforward have been generated mainly due to operating losses occurred during the Argentinean crisis on 2001 and 2002 and the valuation allowance recognized is related to uncertainties regarding the recovery of the Argentinean economy and its impact on the financial instruments transacted by PEPSA. The recoverability of the above mentioned tax credits is assessed annually by PEPSA’s management in light of the business plan elaborated for the year.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

4.	Income taxes (Continued)

The major components of the deferred income tax accounts in the consolidated balance sheet are as follows:

	As of December 31,
	2004	2003
Current Assets
Inventories	8	13
Lease obligations	68	82
Provision for profit sharing	91	97
Property, plant and equipment	35	42
Derivatives	32	—
PETROS	40	17
Other temporary differences	59	5

	333	256

Current Liabilities
Other temporary differences	(8)	—

	(8)	—

Net current deferred tax assets	325	256

Non-current
Assets
Employees’ postretirement benefits, net of unrecognized pension obligation	1,079	764
Interest on shareholder’s equity	140	—
Deferred assets	113	130
Tax loss carryforwards	713	764
Investments	31	65
Lease obligations	217	330
Inventory revaluation	42	39
Derivatives	39	3
Allowance for doubtful accounts	61	51
Provision for contingencies	52	41
Project financings	85	109
Provision for notification from INSS	14	47
Other temporary differences, not significant individually	200	155
Valuation allowance	(596)	(749)

	2,190	1,749

Liabilities
Capitalized exploration and development costs	2,217	1,635
Property, plant and equipment	958	1,131
Tax effect on unrealized loss on investments available-for-sale	224	70
Other temporary differences, not significant individually	349	35

	3,748	2,871

Net long-term deferred tax liabilities	(1,558)	(1,122)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

4.	Income taxes (Continued)

As of December 31, 2003, the “Tax loss carryforwards” amounted US $69, net of valuation allowance amounting US $695. As of December 31, 2004 the Company reclassified this amount and elected to present both the line item “Tax loss carryforwards” and the line item “Valuation Allowance” on a gross basis.

Although realization of net deferred tax assets is not assured, management believes that, except where a valuation allowance has been provided, such realization is more likely than not to occur. The amount of the deferred tax asset considered realizable could, however, be reduced if estimates of future taxable income are reduced. Tax loss carryforwards do not expire and are available for offset against future taxable income, limited to 30% of taxable income in any individual year for Brazilian companies. PEPSA tax loss carryforward principally expire in years beyond 2008, and may be offset against future taxable income without limitation. The following presents the changes in the valuation allowance for the years ended December 31, 2004, 2003 and 2002:

	Year ended December 31, -%
	2004	2003	2002
Balance at January 1,	(749)	(261)	(168)
Reductions (additions)	159	150	(182)
Acquisition of Perez Companc S.A. – PEPSA	—	(590)	—
Cumulative translation adjustments	(6)	(48)	89

Balance at December 31,	(596)	(749)	(261)

5.	Cash and cash equivalents

	As of December 31,
	2004	2003
Cash	605	765
Investments - Brazilian reais	3,242	3,392
Investments - U.S. dollars	3,009	4,187

	6,856	8,344

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

5.	Cash and cash equivalents (Continued)

Cash and cash equivalents include US $858 at December 31, 2004 (US $1,049 in 2003), as a result of incorporation of certain special purpose entities pursuant to the FIN 46 consolidation. See Note 15 relating to Project financings. See Note 6 respective to reclasses related to 2003 from cash equivalents to marketable securities.

6.	Marketable securities

	As of December 31,
	2004	2003
Marketable security classification:
Available for sale	318	681
Trading	332	581
Held-to-maturity	51	344

	701	1,606

Less: Current portion of marketable securities	(388)	(800)

Long-term portion of marketable securities	313	806

Marketable securities are comprised primarily of amounts the Company has invested in the exclusive fund, absent the Company’s own securities, which are considered repurchased. The exclusive fund is consolidated, and the equity and debt securities within the portfolio are classified as trading or available for sale under SFAS 115 based on management’s intent. Trading securities are principally Brazil bonds, which are bought and sold frequently with the objective of making margins on market price changes. Available for sale securities are principally, LCN (Credit Liquid Note) agreements and certain other bonds which the Company does not have current expectations to trade actively. The trading securities are presented as current assets, as they are expected to be used in the near term for cash funding requirements; available for sale securities are presented as other assets, as they are not expected to be sold or liquidated in the next twelve months. Amounts related to 2003, have been reclassified from cash and cash equivalents, as the exclusive funds are subject to consolidation per the requirements of FIN 46.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

7.	Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of December 31,
	2004	2003
Trade
Third parties	5,047	3,730
Related parties (Note 26)	553	483

	5,600	4,213
Less: Allowance for uncollectible accounts	(904)	(780)

	4,696	3,433
Less: Long-term accounts receivable, net	(411)	(528)

Current accounts receivable, net	4,285	2,905

	As of December 31,
	2004	2003	2002
Allowance for uncollectible accounts
Balance at January 1,	(780)	(701)	(708)
Additions	(190)	(79)	(56)
Write-offs	66	—	63

Balance at December 31	(904)	(780)	(701)

Allowance on short-term receivables	(150)	(106)	(77)

Allowance on long-term receivables	(754)	(674)	(624)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

7.	Accounts receivable, net (Continued)

At December 31, 2004 and 2003, long-term receivables include US $590 and US $581 respectively relating to payments made by the Company to suppliers and subcontractors on behalf of certain contractors. These contractors had been hired by the subsidiary BRASOIL for the construction/conversion of vessels into FPSO (“Floating Production, Storage and Offloading”) and FSO (“Floating, Storage and Offloading”) and failed to make the payments to their suppliers and subcontractors. The Company made the payments to avoid further delays in the construction/conversion of the vessels and consequent losses to BRASOIL.

Based on opinions from the legal advisers of BRASOIL, these payments can be reimbursed, since they represent a right of BRASOIL with respect to the contractors, for which reason judicial action was filed with international courts to seek financial reimbursement. However, as a result of the uncertainties with regards to the probability of receiving all the amounts disbursed, the Company recorded a provision for uncollectible accounts for all credits that are not backed by collateral. The balances of this provision amounted US $518 and US $509 as of December 31, 2004 and 2003, respectively.

8.	Inventories

	As of December 31,
	2004	2003
Products
Oil products	1,728	858
Fuel alcohol	72	67

	1,800	925

Raw materials, mainly crude oil	2,286	1,280
Materials and supplies	697	708
Others	121	34

	4,904	2,947

At December 31, 2004 and 2003, there were no inventories requiring an obsolescence provision.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

9.	Recoverable taxes

Recoverable taxes consisted of the following:

	As of December 31,
	2004	2003
Local:
Domestic value-added tax (ICMS)	1,272	944
Income tax and social contribution	325	155
PASEP/COFINS (1)	148	121
Foreign value-added tax (IVA)	126	94
Other recoverable taxes	140	70

	2,011	1,384

Less: Long-term recoverable taxes	(536)	(467)

Current recoverable taxes	1,475	917

(1)	PASEP and COFINS are social security contributions payable in respect of sales of products and services and financial revenues.

These contributions and the domestic value-added tax (ICMS) are not cumulative and amounts paid related to these taxes in the acquisition of products and/or services can be offset when these products and services are sold, which means a tax credit is generated when the purchase is made and such credit is then offset upon sale to final customer.

The income tax and social contribution recoverable will be offset against future taxable income.

PETROBRAS plans to fully recover these taxes, and as such, no allowance has been provided.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

10.	Property, plant and equipment, net

(a)	Composition of balance

Property, plant and equipment, at cost, are summarized as follows:

	As of December 31,
	2004			2003
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Buildings and improvements	1,258	(614)	644	587	(298)	289
Oil and gas assets	29,396	(13,102)	16,294	25,741	(12,305)	13,436
Equipment and other assets	12,286	(6,183)	6,103	11,597	(5,574)	6,023
Capital lease – platforms and vessels	2,605	(1,087)	1,518	2,743	(994)	1,749
Rights and concessions	1,033	(134)	899	531	(83)	448
Land	201	—	201	136	—	136
Materials	548	—	548	294	—	294
Expansion projects -
Construction and installations in progress:
Exploration and Production	6,136	—	6,136	4,817	—	4,817
Supply	3,107	—	3,107	2,442	—	2,442
Gas and Energy	1,407	—	1,407	1,020	—	1,020
Distribution	118	—	118	106	—	106
Corporate	—	—	—	31	—	31
Other	45	—	45	14	—	14

	58,140	(21,120)	37,020	50,059	(19,254)	30,805

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

10.	Property, plant and equipment, net (Continued)

(a)	Composition of balance (Continued)

During 2004, the Company capitalized US $267 of interest cost (2003 - US $184; 2002 - US $139). See Note 14.

The property, plant and equipment account at December 31, 2004 and 2003, respectively, includes US $347 and US $678 of assets under construction that are intended to be sold or transferred into structured financing deals. These assets include natural gas pipelines and other oil and gas projects at 2004 and 2003. Additionally, the property, plant and equipment account at December 31, 2004 and 2003, respectively, includes US $844 and US $978 of assets under agreements with investors.

(b)	Impairment

For the years ended December 31, 2004, 2003 and 2002, the Company recorded impairment charges of US $65, US $70 and US $75, respectively. During 2004, the impairment charge was related to producing properties in Brazil, principle amounts were related to the Company’s Cioba’s off-shore field (US $30). The impairment expenses recorded in 2004 were primarily due to capital expenditures made in 2004 to producing fields with only marginal reserves. During 2003, US $65 of the impairment charge was related to producing properties in Brazil, principle amounts were related to the Company’s Fazenda Belem on-shore field (US $15) in Rio Grande do Norte, and the Lamarão on-shore field (US $4) in Bahia. During 2002, US $75 of the impairment charge was related to producing properties in Brazil, primarily recorded in the Company’s Voador field (US $42) in the Campos basin, Caravelas field (US $15) in the Santos basin and Massape field (US $4) in the Reconcavo basin. These charges were recorded based upon the Company’s annual assessment of the fields using pricing and other assumptions consistent with those used in the Company’s overall strategic plan.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

10.	Property, plant and equipment, net (Continued)

(c)	Return of exploration areas to the ANP

During 2004, the Company returned to the National Petroleum Agency - ANP the rights associated with one exploratory concession – BM-ES-9 (fully returned) and 15 exploratory concessions referring to the completion of the first exploration phase (partially returned) as established in the agreements, all in connection with “BID 3”. Of the total sixteen concessions and exploratory areas, the Company had exclusive rights over 9 (nine) concessions, and the other 7 (seven) were operated in partnership with other companies.

The rights to POT-T-655 Block, referring to BT-POT-22 Exploratory Block, “BID 5”, in which the Company was the sole concession holder, were fully returned to ANP.

Three areas - BM-C-14/BM-S-14/BM-S-22 - explored by the Company in partnership with other companies, the concession of which was not operated by the Company, were partially returned to ANP.

The area relating to 1-RJS-144 well, originating in BC-200 block, maintained in connection with the assessment of the related discovery was returned. Considering that the Company was not interested in declaring its marketability, the area was fully returned.

Thus, total concessions returned are as follows:

•	113 (one hundred and thirteen) of the 115 (one hundred and fifteen) concessions granted to the Company on August 6, 1998.

•	2 (two) of the 5 (five) concessions acquired under the “BID 1” in June 1999, the contracts for which were signed on September 23, 1999.

•	partial return of 8 (eight) areas acquired under the “BID 2”, which formalizes the completion of the 1st Exploratory Period of the Exploration Phase, the contracts for which were signed on September 15, 2000.

•	partial return of 17 (seventeen) blocks, which formalizes the completion of the 1st Exploratory Period of the Exploration Phase, and full return of one block, all acquired under the “BID 3”.

•	full return of the area in one of the cells comprising BT-ES-22 Block, which is one of the seventeen areas acquired under the “BID 5”

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

10.	Property, plant and equipment, net (Continued)

(d)	Results of 6th bidding for exploratory blocks of ANP

In August 2004, PETROBRAS acquired 107 (one hundred and seven) new exploratory blocks out of the 154 (one hundred and fifty four) blocks included in the 6th bidding process conducted by the National Petroleum Agency - ANP. To date, the Agency offered a total of 913 blocks, of which 294 were onshore and 619 were offshore.

PETROBRAS acquired 55 blocks with exclusive rights and acquired another 52 blocks in consortium with other companies; PETROBRAS serves as operator of 32 of these blocks.

The total leasehold bonus expenditures made by PETROBRAS totaled US $165 (R $437 million). The concession agreements related to the 6th bidding round were signed on November 24, 2004.

11.	Investments in non-consolidated companies and other investments

PETROBRAS conducts portions of its business through investments in companies accounted for using the equity and cost methods. These non-consolidated companies are primarily engaged in the petrochemicals and products transportation businesses.

	Total ownership	Investments
		2004	2003
Equity method	20% -50%(1)	834	664

Investments available-for-sale	8% -17%	792	331
Investments at cost		236	178

Total		1,862	1,173

(1)	As described further in this Note, certain thermoelectrics with ownership of 10% to 50% are also accounted for as equity investments due to particularities of control.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

11.	Investments in non-consolidated companies and other investments (Continued)

At December 31, 2004 and 2003, the Company had investments in companies with publicly traded shares: BRASKEM S.A., Petroquímica União S.A. - PQU and Companhia Petroquímica do Sul S.A. - COPESUL. The Company’s investments in these companies with publicly traded shares amounts to less than 20% of the investee’s total voting shares, are classified as available for sale and have been recorded at market value. The Company has recorded unrealized gains (losses) for the difference between the fair value and the cost of the investment on these investments of US $657 and US $207 as of December 31, 2004 and 2003, respectively. These holding (losses) gains are reflected as a component of shareholder’s equity, net of tax, with changes in the unrealized balance recorded as a component of comprehensive income.

The Company also has investments in companies for the purpose of developing, constructing, operating, maintaining and exploring thermoelectric plants included in the federal government’s Priority Thermoelectric Energy Program, with equity interests of between 10% and 50%. The balance of these investments as of December 31, 2004 and 2003 includes US $119 and US $72 respectively, and are included as equity method investments due to the Company’s ability to exercise significant influence over such operations.

The Company’s investments in equity of non-consolidated companies generated equity earnings (losses) in results of non-consolidated companies of US $172 for the year ended December 31, 2004 (2003 - US $141; 2002 - US $(178)).

(a)	Acquisition of interest of GASMIG

On August 25, 2004, PETROBRAS, through its subsidiary PETROBRAS GÁS S.A. – GASPETRO, agreed to the acquisition of 40% interest of the capital of Companhia de Gás de Minas Gerais – GASMIG, according to the Association Agreement with Companhia Energética de Minas Gerais – CEMIG, dated August 11, 2004, in order to promote natural gas consumption in the Minas Gerais State. The acquisition was approved by the Minas Gerais State Legislature through Law No. 15.404/2004, dated December 3, 2004. The operation was concluded on December 15, 2004 by GASPETRO and its subsidiary TSS Participações S.A., for US $58.

The acquisition of GASMIG was recorded using the equity method of accounting.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

11.	Investments in non-consolidated companies and other investments (Continued)

(b)	Acquisition of interest of CEG RIO

On October 4, 2004, through its subsidiary PETROBRAS GÁS S.A. – GASPETRO, PETROBRAS exercised the option of purchasing shares of CEG-RIO, agreed with the company GÁS NATURAL SGD, comprising 65,580 thousand common shares (9.86% of total common shares) and 181,920 thousand preferred shares (13.68% of total preferred shares), in the total amount of approximately US $16.5.

As a result of this operation, GASPETRO has increased its interest in CEG-RIO, and now holds 26.19% of its total common shares and 43.01% of its total preferred shares.

The acquisition of CEG RIO was recorded using the equity method of accounting.

12.	Petroleum and Alcohol account - Receivable from Federal Government

(a)	Deregulation of the Brazilian fuel market

In accordance with the Petroleum Law and subsequent legislation, the fuel market in Brazil was deregulated in its entirety as of January 1, 2002. Therefore, as of that date, the Petroleum and Alcohol account would no longer be used to reimburse expenses in connection with the Federal Government’s regulation of the prices of oil products and fuel alcohol. Accordingly, the Petroleum and Alcohol account will only include changes in amounts with triggering events having occurred before December 31, 2001, in accordance with Law No. 10,453, of May 13, 2002, and ANP regulations. See additional discussion at Note 2(n) respective to market regulation in Brazil.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

12.	Petroleum and Alcohol account - Receivable from Federal Government (Continued)

(b)	Changes in the Petroleum and Alcohol account

The following summarizes the changes in the Petroleum and Alcohol account for the years ended December 31, 2004 and 2003:

	Year ended December 31,
	2004	2003
Opening balance	239	182
Reimbursements to PETROBRAS	1	—
Reimbursements to third parties: principally subsidies paid to fuel alcohol producers	—	5
Financial income (Note 26)	4	10
Result of audit conducted by the Federal Government	16	—
Partial settlement	(3)	—
Translation gain	25	42

Ending balance	282	239

(c)	Certification by the Federal Government

The Federal Government certified the balance of the Petroleum and Alcohol account as of June 30, 1998.

The ANP/STN Integrated Audit Committee submitted, on June 23, 2004, its final report certifying and approving the balance of the Petroleum and Alcohol accounts for the period from July 1, 1998 to December 31, 2001, together with monetary restatement through that date. The conclusion of this audit process for the Petroleum and Alcohol account and the parties concurrence as to final amount establishes the basis for concluding the settlement process between the Federal Government and PETROBRAS.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

12.	Petroleum and Alcohol account - Receivable from Federal Government (Continued)

(d)	National Treasury Bonds Series H (NTN-H)

The Company and the Federal Government reached an agreement whereby the Federal Government issued National Treasury Bonds - H (NTN-H) into a federal depositary on behalf of the Company to support the balance of the Petroleum and Alcohol account.

As of June 30, 2004, there were 138,791 National Treasury Notes – series H (NTN-H), in the amount of US $56, at which time the balance of the Petroleum and Alcohol account was US $241. On July 2, 2004, the Federal Government deposited US $56 in favor of the NTNs-H which expired on June 30, 2004, as a partial guarantee to the balance of the Petroleum and Alcohol account. Of the total amount, US $3 was made available to PETROBRAS and the remaining US $53 was deposited in an account in the Company’s name, however, such amount is restricted from use by order of STN. The legal, valid, and binding nature of the account is not affected by any difference between the balance of the account and the value of the outstanding bonds.

(e)	Settlement of the Petroleum and Alcohol accounts with the Federal Government

As defined by Provisional Measure No. 123 dated June 26, 2003, made into Law No. 10,742 dated October 6, 2003, the settlement of accounts should have been completed by June 30, 2004. After having provided all information required by the National Treasury Secretariat (STN), PETROBRAS has been in contact with the Ministry of Energy and Mines (MME), in order to resolve remaining issues between the parties necessary to conclude the settlement process as established by Provisional Measure No. 2,181-45, of August 24, 2001.

The remaining balance of the Petroleum and Alcohol account may be paid as follows:

•	National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account as determined by the Audit;

•	Offset of the balance of the Petroleum and Alcohol account, with any other amount owed by PETROBRAS to the Federal Government, including taxes; or

•	by a combination of the above options.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

13.	Financings

(a)	Short-term debt

The Company’s short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	As of December 31,
	2004	2003
Import - oil and equipment	456	872
Working capital	91	447
Others	—	10

	547	1,329

The weighted average annual interest rates on outstanding short-term borrowings were 4.43% and 3.79% at December 31, 2004 and 2003, respectively.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

13.	Financings (Continued)

(b)	Long-term debt

•	Composition

	As of December 31,
	2004	2003
Foreign currency
Notes	6,440	5,462
Financial institutions	3,217	3,591
Suppliers’ credits	726	728
Senior exchangeable notes	330	338
Sale of future receivables	1,707	1,767
Assets related to export program to be offset against sales of future receivables (1)	(300)	—
Repurchased securities (2)	(291)	(207)

	11,829	11,679

Local currency
Debentures	814	666
National Economic and Social Development Bank - BNDES (state-owned company, see Note 26)	343	358
Debentures (state-owned company, see Note 26)	274	262
Others	84	68

	1,515	1,354

Total	13,344	13,033
Current portion of long-term debt	(1,199)	(1,145)

	12,145	11,888

(1)	In May 2004, PFL and the PF Export Trust executed an amendment to the Trust Agreement allowing the Junior Trust Certificates that amounted to US $300 as of December 31, 2004, to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates are now presented net, rather than gross, in these financial statements.

(2)	At December 31, 2004 and 2003, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the PETROBRAS group companies and some of the SPEs that the Company consolidates according to FIN 46, in the total amount of US $2,013 (US $920 in 2003). These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and long-term debt, of US $291 (US $207 in 2003), and project financings, of US $1,722 (US $713 in 2003), respectively. See also Note 15. Gains and losses on extinguishment are recognized as incurred. Subsequent reissueances of notes at amounts greater or lower than par are recorded as premium or discounts and are amortized over the life of the notes. During 2004 PETROBRAS recognized net losses on extinguishment of debt of US $137 and reinsurance premium of US $78.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

13.	Financings (Continued)

(b)	Long-term debt (Continued)

•	Composition of foreign currency denominated debt by currency

	As of December 31,
	2004	2003
Currencies
United States dollars	10,949	10,621
Japanese Yen	553	628
Euro	326	429
Others	1	1

	11,829	11,679

•	Maturities of the principal of long-term debt

The long-term portion at December 31, 2004 becomes due in the following years:

2006	1,380
2007	2,243
2008	1,422
2009	1,025
2010	1,510
2011 and thereafter	4,565

12,145

As of December 31, 2004, US $1,904 was related to PEPSA’s debt (US $368 – recorded as current portion of long term debt and US $1,536 – as long term debt).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

13.	Financings (Continued)

(b)	Long-term debt (Continued)

•	Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	As of December 31,
	2004	2003
Foreign currency
6% or less	4,769	4,365
Over 6% to 8%	2,178	2,154
Over 8% to 10%	4,552	4,990
Over 10% to 15%	330	170

	11,829	11,679

Local currency
6% or less	393	668
Over 8% to 10%	248	—
Over 10% to 15%	874	686

	1,515	1,354

	13,344	13,033

On September 15, 2004, the subsidiary PETROBRAS INTERNATIONAL FINANCE COMPANY (“PIFCo”) concluded placement in the international capital market of “Global Notes” amounting to US $600 for 98.638% of their face value, with coupon of 7.75% per year, and maturity in 2014. The Company used the proceeds from this issuance principally to repay trade-related debt.

On December 10, 2003, the Company issued Global Notes in an aggregate principal amount of US $750 due December of 2018. The notes will bear interest at the rate of 8.375% per annum, payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt.

On October 24, 2003, Petrobras Energía S.A. issued US $100 notes - Series R, with a 9.375% annual coupon payable semiannually, and a 9.5% annual yield to maturity, and due date of 2013.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

13.	Financings (Continued)

(b)	Long-term debt (Continued)

•	Composition of long-term debt by annual interest rate (Continued)

On July 2, 2003, the Company issued Global Notes in an aggregate principal amount of US $500 due July of 2013. The notes will bear interest at the rate of 9.125% per annum, payable semiannually. On September 18, 2003, the Company issued an additional US $250 in Global Notes, which form a single fungible series with the Company’s US $500 Global Notes due July of 2013. The Company used the proceeds from these issuances principally to repay trade-related debt.

On March 31, 2003, the Company issued Global Step-up Notes in an aggregate principal amount of US $400 due April of 2008. The notes will bear interest from March 31, 2003 at a rate of 9.00% per annum until April 1, 2006 and at a rate of 12.375% per annum thereafter, with interest payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

13.	Financings (Continued)

(b)	Long-term debt (Continued)

•	Structured finance of exports (Continued)

As stipulated in the contracts, PFL assigned the rights to future receivables in the amount of US $1,800 (1st and 2nd tranches) to PF Export, which, in turn, issued and delivered to PFL the following securities, also in the amount of US $1,800:

•	US $1,500 in Senior Trust Certificates, which were negotiated by PFL on the international market at face value. The amount was transferred to PETROBRAS as prepayment for exports to be made to PFL, according to the prepayment agreement.

•	US $300 in Junior Trust Certificates, which are held in the portfolio of PFL. If PF Export incurs any losses on the receipt of the value of the exports transferred by PFL, these losses will be compensated by the Junior Trust Certificates.

The assignment of rights to future export receivables represents a liability of PFL, which will be settled by the transfer of the receivables to PF Export as and when they are generated. This liability will bear interest on the same basis as the Senior and Junior Trust Certificates, as described above.

In May of 2003, the PF Export Trust issued to the Company additional US $750 in Senior Trust Certificates and US $150 in Junior Trust Certificates. The Senior Trust Certificates consist of Series 2003-A of US $550 bearing annual interest of 6.436% and due in June of 2015 and Series 2003-B of US $200 bearing annual interest due of 5.548% due in June of 2013. The Junior Trust Certificates were issued with complementary terms as the new Senior Trust Certificates as they form a 20% guarantee to the senior trust certificates and expire ratably. These two new issuances complement the initial structured finance export prepayment program commenced in December of 2001.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

13.	Financings (Continued)

(c)	Guarantees and covenants

Financial institutions abroad do not require guarantees from the Company. The financing granted by BNDES - National Bank for Social and Economic Development is guaranteed by a lien on the assets being financed (vessels).

At December 31, 2004 and 2003, GASPETRO had secured certain debentures issued to finance the purchase of the transportation rights in the Bolivia/Brazil pipeline with 3,000 shares of its interest in TBG, a subsidiary of GASPETRO responsible for the operation of the pipeline.

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

The Federal Government guarantees TBG’s Multilateral Credit Agency debt, which had an outstanding balance of US $437 and US $463 at December 31, 2004 and 2003, respectively. During 2000, the Federal Government, the Company, TBG, PETROQUISA and Banco do Brasil S.A. entered into an agreement whereby the revenues of TBG will serve as a counter-guarantee to this debt until the debt has been extinguished.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

13.	Financings (Continued)

(d)	Lines of credit

At December 31, 2004 and 2003, the Company had fully utilized all available lines of credit for the purchase of imports. Outstanding lines of credit at December 31, 2004 and 2003 were US $1,167 and US $1,689, respectively. Lines of credit are included in short-term debt and long-term debt.

14.	Financial income (expenses)

Financial expenses, financial income and monetary and exchange variation on monetary assets and liabilities, net, allocated to income for the years ended at December 31, 2004, 2003 and 2002 are shown as follows:

	Year ended December 31,
	2004	2003	2002
Financial expenses
Loans and financings	(1,055)	(808)	(527)
Capitalized interest	267	184	139
Leasing	(94)	(117)	(51)
Project financings	(316)	(291)	(226)
Losses on Derivative instruments	(233)	(80)	—
Repurchased securities losses	(137)	—	—
Other	(165)	(135)	(109)

	(1,733)	(1,247)	(774)
Financial income
Investments	199	243	801
Advances to suppliers	32	36	35
Government Securities	42	24	70
Gain on fair value hedge	553	—	—
Other	85	299	236

	911	602	1,142
Monetary and exchange variation
Monetary and exchange variation on monetary assets	250	(269)	958
Monetary and exchange variation on monetary liabilities	200	778	(3,026)

	450	509	(2,068)

	(372)	(136)	(1,700)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

15.	Project financings

Since 1997, the Company has utilized project financings to provide capital for the continued development of the Company’s exploration and production and related projects.

Prior to December 31, 2003, the Company’s arrangements with respect to these projects were considered as capital leasing transactions for accounting purposes. Effective December 31, 2003, the Company adopted FIN 46 and the project financings special purpose entities were consolidated on a line by line basis. Thus, at December 31, 2004 and 2003, the project financings obligation represents the debt of the consolidated SPE with the third-party lender.

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

The following summarizes the liabilities related to the projects that were in progress at December 31, 2004 and 2003:

	As of December 31,
	2004	2003
Barracuda/Caratinga	2,534	2,555
Cabiúnas	1,045	857
Espadarte/Voador/Marimbá (EVM)	516	826
Marlim	593	680
Nova Marlim	386	475
Albacora	81	126
Pargo, Carapeba, Garoupa and Cherne (PCGC)	67	76
Nova Transportadora do Sudeste	260	172
Nova Transportadora do Nordeste	141	114
Companhia Locadora de Equipamentos Petrolíferos – CLEP(1)	1,700	700
PDET S.A.	111	40
Repurchased securities (2)	(1,722)	(713)

	5,712	5,908
Current portion of project financings	(1,313)	(842)

	4,399	5,066

(1)	Former Langstrand Holdings S.A.

(2)	At December 31, 2004 and 2003, the Company had amounts invested abroad in an exclusive investment fund. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and project financings. See also Note 6.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

15.	Project financings (Continued)

PETROBRAS has received certain advances in the amount of US $587 which are recorded as project financings obligations and are related to assets under agreements with investors, which are included to the property, plant and equipment balance; see Note 10. Such asset and obligation amounts are presented gross as the obligation can only be settled through delivery of the fully constructed asset.

At December 31, 2004, the long-term portion of project financings becomes due in the following years:

2006	1,168
2007	947
2008	1,074
2009	598
2010	396
2011 and thereafter	216

4,399

As of December 31, 2004, the amounts of cash outlay commitments assumed related to consolidated structured project financings are presented as follows:

Cabiúnas	27
Nova Transportadora do Sudeste - NTS	292
Nova Transportadora do Nordeste - NTN	371

690

Barracuda/Caratinga

On June 23, 2000 the Company completed its project financings negotiations with the Barracuda Caratinga Leasing Company B. V. (BCLC), a special purpose entity formed by a group of international financial institutions for the sole purpose of raising US $2,500 for the development of the Barracuda and Caratinga oil and gas fields located in the Campos basin. Permanent funding for this project has been raised from two governmental institutions (Japan’s Bank of International Cooperation - JBIC and the BNDES) and from a syndicate of commercial banks. In conjunction with this project, the Company will contribute US $1,035 of drilling services through a drilling services contract signed with the Halliburton Company.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

15.	Project financings (Continued)

Barracuda/Caratinga (Continued)

Under an EPC turnkey contract, BCLC retained Kellog Brown & Root (KBR), a Halliburton Group company, as the prime contractor with singular responsibility for all work necessary to construct the Barracuda/Caratinga Project assets, including drilling activities, for which PETROBRAS has been subcontracted.

From early 2003, KBR has been announcing to the market its intention to file a Chapter 11 case with the U.S. courts, specifically limited to its asbestos business; such filing was completed in the second half of December 2003. As informed by KBR in its official announcements to the market, the bankruptcy protection proceedings would not directly impact the remaining businesses, including its obligations under the Barracuda/Caratinga Project EPC contract. On January 3, 2005, KBR announced the end of its Chapter 11 proceedings and exited from bankruptcy.

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

Pursuant to the first round of negotiations, as previously described, after the required approval was obtained from the project’s sponsors, a Term Sheet was generated which detailed various contractual amendments, which were signed by all parties on December 6, 2004. Thus, upon execution of this new amendment, the parties consider all outstanding items and disputes in connection with any and all claims to be resolved, as well as other issues relating to delays in construction work, fines, liquidated damages, responsibilities for pending services and other outstanding issues relating to the project. Execution of the amendments to the contract did not generate any financial impact.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

15.	Project financings (Continued)

Barracuda/Caratinga (Continued)

Respective to physical project works status, one FPSO, the P-43 was, installed in the Barracuda field, with testing operations and first volumes on December 21, 2004. The other FPSO, P-48, installed in the Caratinga field, was shipped from the Brasfels shipyard in Angra dos Reis on December 13, 2004 to its final location in Campos basin, and started production on February 28, 2005.

Cabiúnas

On March 1, 2000, the Company completed a project financing with the Cayman Cabiúnas Investment Co. Ltd. (CCIC), a special purpose company established by the Mitsui and Sumitomo trading companies for the sole purpose of raising US $850 for the expansion of the Cabiúnas Complex located in Macaé, in the state of Rio de Janeiro. Permanent financings were provided by JBIC, a syndicate of commercial banks led by the Bank of Tokyo-Mitsubishi and the special purpose company’s equity investors. Currently the works are being concluded. Lease payments from the Company to the CCIC commenced in March of 2003 and will continue through September of 2009.

Espadarte/Voador/Marimbá (EVM)

On June 23, 2000, the Company closed a project financings arrangement with the EVM Leasing Corporation (EVMLC), a special purpose company established by a group of international financial institutions that raised funds by way of shareholders capital and debt for the sole purpose of raising US $1,600 for the development of the Espadarte, Voador and Marimbá oil and gas fields located in the Campos basin. The funding for the EVM project was provided by a syndicate of international financial institutions, Japanese trading companies, JBIC and BNDES. On the closing of the agreement, the Company sold previously identified oil and gas assets to EVM, who leased them back to the Company.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

15.	Project financings (Continued)

Marlim

On December 14, 1998, the Company entered into a consortium agreement with Companhia Petrolífera Marlim (CPM), a single purpose entity formed in November of 1998 by a group of international financial institutions for the sole purpose of raising US $1,500 for the expansion and continued development of the Marlim oil field. With this funds that were raised through the issuance of debt in the international and domestic markets and shareholders capital, CPM acquired assets from the Company and leased them back to the Company through the consortium. The revenue from the Marlim oil field is shared between the CPM and the Company, with CPM being entitled to a share that varies from 2% to 30%. The shareholders of CPM and the Company have entered into a Stock Option Agreement and granting to the Company a call option on the assets at the end of the consortium agreement and granting to the shareholders of CPM a put option to be exercised on the Company in the case of default.

Nova Marlim

On December 6, 2001, the Company entered into a consortium agreement with Nova Marlim Petróleo S.A. (NovaMarlim), a special purpose entity established by a group of financial institutions for the sole purpose of raising US $933 for the complementary development and production optimization of the Marlim oil field. The shareholders of NovaMarlim and the Company have entered into a Stock Option Agreement granting to the Company a call option over the leased assets at the end of the consortium and to the shareholders of NovaMarlim a put option to be exercised on the Company in the case of default.

Albacora

During 2000, the Company structured two separate project financings for the development of the Albacora oil field located in the Campos basin. On November 28, 2000, the Company completed the financial arrangement with the Albacora Japan Petroleum Limited Company (AJPL), a special purpose company established for the sole purpose of providing financing for the continued development of the Albacora oil field. AJPL’s operations started in December of 2000 with the purchase of certain oil and gas assets from the Company. AJPL makes these assets available exclusively to the Company in return for AJPL’s share in the revenue generated from the field’s production.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

15.	Project financings (Continued)

Albacora (Continued)

Funds in the amount of US $170 were raised by AJPL by way of shareholder capital from Sojitz (former Nissho Iwai Corp.) and Indonesia Petroleum Corporation (INPEX) and permanent financing by JBIC and commercial banks.

In December of 2000, the Company closed the second project financing with PETROS, the Company’s pension fund, and the deal provided additional US $240 for the continued development of the Albacora oil field.

Pargo, Carapeba, Garoupa, Cherne and Congro (PCGC)

The Companhia de Recuperação Secundária (CRSec) PCGC is a special purpose company established with the purpose of developing the Pargo, Carapeba, Garoupa, Cherne and Congro (PCGC) offshore fields project. The project is a secondary extraction project using water-injection technology to reestablish the appropriate level of pressure in the reservoirs to maximize the recovery of oil and gas in these fields. In addition, the PCGC project includes equipment for new oil reserves in the Congro field. To develop the PCGC project Management estimates total costs of the PCGC project to be US $134.

Malhas Project

In order to implement a pipeline network for the transportation of gas in the Southeast and Northeast regions (MALHAS Project), the Company, through its subsidiaries GASPETRO and TRANSPETRO, entered into a consortium with the special purpose companies Nova Transportadora do Sudeste (NTS) and Nova Transportadora do Nordeste (NTN). NTS and NTN will participate in the consortium by the construction and acquisition of assets related to the transportation of natural gas (gas pipelines, citygates and accessories), in the amount of up to US $1,000 to be integrated in the existing gas pipelines network of PETROBRAS. Funds allocated to the project by NTS and NTN will be derived from shareholders capital (10%) and from financing operations obtained from Japan Bank of International Cooperation and from a group of commercial banks led by Bank of Tokyo-Mitsubishi, and also financing from BNDES.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

15.	Project financings (Continued)

Malhas Project (Continued)

In addition to NTS and NTN, the MALHAS consortium also includes the wholly-owned subsidiary of the Company, Transportadora Nordeste Sudeste (TNS), to whom the existing gas transportation assets belong, and by TRANSPETRO, which is responsible for the activities involved in the operation and maintenance of the consortium assets. Upon commencement of operations, the consortium will transport the natural gas and the Company will pay the consortium a fee for the services provided. Revenues arising from this project will be shared among the consortium members in accordance with pre-defined contractual terms, and NTS and NTN will receive funds in an amount necessary to fulfill their financial obligations. The Company is committed to making prepayments for transportation capacity to cover any cash shortfalls of the consortium, so that it may transfer to NTS and NTN the funds necessary for the fulfillment of their financial obligations under the agreement. The MALHAS consortium was not operational as of December 31, 2004 and, accordingly, the Company did not make any payments for gas transportation services.

CLEP Project (former Langstrand Project)

Through a financing structure that involves the SPC Companhia Locadora de Equipamentos Petrolíferos – CLEP, former Langstrand Holdings S.A., the Company will sell to this company assets related to the production of oil, located in the Campos basin, and subsequently will lease such assets back through a leasing agreement. The funds necessary for CLEP to acquire the assets from PETROBRAS has been provided by shareholders’ capital and from debt raised in the international financial markets through the issuance of Medium Term Notes backed by CLEP receivables (lease payments to be made by PETROBRAS). As of December 31, 2004, CLEP had obtained financings in the amount of US $1,700.

CLEP revenues will arise solely from the semi-annual lease payments to be made by PETROBRAS for the use of the assets. PETROBRAS also ensures the payment of additional lease payments in the event that CLEP revenues are not sufficient to cover its financial obligations related to the project. In an event of default, PETROBRAS is committed to acquire the SPC for the remaining balance of its obligations.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

15.	Project financings (Continued)

PDET Offshore

The main objective of PDET Project is to enhance the oil transportation facilities of Campos Basin to the Brazilian refineries and for exportation. The Project consists of a fixed central platform (PRA-1), 2 monobuyos interconnected to it by subsea lines and other auxiliary equipments. The oil will flow through these equipments and will fill tankers that will take petroleum produced from platforms P-51, P-52, P-53, P-55 e RO-4 to Petrobras` coastal terminals that are connected to the onshore pipelines.

Bridge financing was provided for the Project on November 2004 by Mitsubishi Corporation and Mizuho Corporate Bank. On March 30, 2005, PDET Offshore S.A. received the first disbursement, in the total amount of US $183.

PDET Onshore

PDET ONSHORE S/A is a special purpose company that was established in November 2002 to be part of the onshore portion of the PDET Project. The main objective of the onshore portion was to construct and own an approximately 375- mile (603 kilometers) onshore pipeline and related assets from Barra do Furado in the state of Rio de Janeiro to Guararema Terminal in the state of São Paulo. The onshore portion of the PDET Project was cancelled in the first quarter of 2004 and the scope of the PDET Project has been revised.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

16.	Capital lease obligations

The Company leased certain offshore platforms and vessels, which are accounted for as capital leases. At December 31, 2004, assets under capital leases had a net book value of US $1,518 (US $1,749 at December 31, 2003).

The following is a schedule by year of the future minimum lease payments at December 31, 2004:

2005	333
2006	291
2007	272
2008	240
2009	217
2010	171
2011 and thereafter	213

Estimated future lease payments	1,737

Less amount representing interest at 6.2% to 12.0% annual	(381)
Less amount representing executory costs	(21)

Present value of minimum lease payments	1,335
Less current portion of capital lease obligations	(266)

Long-term portion of capital lease obligations	1,069

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

17.	Thermoelectric plant obligations

As a result of adoption of FIN 46 at December 31, 2003, the Company consolidates six thermoelectric plants. Previously, three of these thermoelectric plants were accounted for as capital leases, and therefore, their consolidation did not have a material impact on the Company’s financial condition. For the other three thermoelectric plants, the Company was deemed the primary beneficiary because of contractual obligations concerning third-party interests, with amounts equal to the contingent payments required under the contracts recognized to the extent the related payments are deemed probable and can be estimated in accordance with the provisions of SFAS 5.

At December 31, 2003 as a result of adoption of FIN 46, the Company has consolidated the thermoelectric plants and recognized a corresponding liability. Thus, it is no longer necessary to recognize any additional liability for future payments expected to be made under the agreements with the sponsors of the thermoelectric plants. The Company will recognize any losses from operations of the plants if and when incurred.

On August 13, 2004, the Board of Directors of PETROBRAS approved the initial financial terms for the acquisition of a 100% interest in the Eletrobolt Thermoelectric plant. This plant is one of the three plants discussed above that the Company was deemed to be the primary beneficiary of because of contractual obligations concerning third-party interests, and thus has been consolidated from December 31, 2003. On December 17, 2004, the Board of Directors of PETROBRAS approved the final terms and conditions for the completion of the acquisition of Sociedade Fluminense de Energia – SFE, owner of Termoelétrica Eletrobolt’s assets, for US $164 to be paid in one lump sum. The transaction is pending due diligence to finalize any purchase price adjustments and the related documentation is expected to be signed in early 2005, at which time SFE’s quotas will be transferred to PETROBRAS and the related payment will be made. The purchase of Electrobolt will be accounted for as a purchase business combination under the accounting rules of FAS 141, once the transaction is finalized and ownership has transferred and the purchase price will be allocated based on the fair value of assets acquired and liabilities assumed at the acquisition date. As the ultimate purchase price inclusive of adjustment is expected to closely approximate the book value of assets recorded in Electrobolt and presently consolidated under FIN 46, this transaction is expected to have an immaterial impact to the financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

18.	Employees’ postretirement benefits and other benefits

(a)	Employees’ postretirement benefits balances

The balances related to Employees’ Postretirement Benefits are represented as follows:

	As of December 31,
	2004		2003
	Pension Benefits	Health care benefits	Pension benefits	Health care benefits
Current liabilities	166	—	160	—
Long-term liabilities	2,915	2,137	1,895	1,580

Employees’ postretirement benefits obligations	3,081	2,137	2,055	1,580

Accumulated other comprehensive income	2,993	—	2,407	—
Tax effect	(1,018)	—	(819)	—

Net balance recorded in shareholders’ equity	1,975	—	1,588	—

(b)	Pension plan - Fundação Petrobras de Seguridade Social - PETROS

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

(ii)	provide administration and execution services for benefit plans focused on post-retirement payments; and

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

18.	Employees’ postretirement benefits and other benefits (Continued)

(b)	Pension plan - Fundação Petrobras de Seguridade Social – PETROS (Continued)

The Fundação Petrobras de Seguridade Social (PETROS) and the current benefits plan (the PETROS Plan) (Continued)

(iii)	promote the well-being of its members, especially with respect to post-retirement payments.

The PETROS plan is a contributory defined-benefit pension plan introduced by PETROBRAS in July of 1970, to supplement the social security pension benefits of employees of PETROBRAS and its Brazilian subsidiaries and affiliated companies. In order to fund its objectives, PETROS receives monthly contributions from the sponsoring companies of the PETROS Plan amounting to 12.93% of the salaries of participants in the plan. Additionally PETROS is funded by income resulting from the investment of these contributions. The Company’s funding policy is to contribute to the plan annually the amount determined by actuarial calculations. In the calendar 2004 year, contributions paid totaled US $435 (US $402 in 2003), and was deducted from the balance of the provision for benefit obligation established at December 31, 2004. In the 2004 and 2003 financial years, these contributions were included in the cost of operations.

The Company’s liability related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The assets that guarantee the pension plan are presented as a reduction to the net actuarial liabilities.

The accumulated benefit obligation less the fair value of plan assets is recognized as an increase or decrease in the additional minimum liability and respectively recorded to “amounts not recognized as net periodic pension cost”, in shareholders’ equity. Actuarial gains and losses are amortized during the average remaining service period of the active employees of approximately 10 years at December 31, 2004, in accordance with the procedure established by SFAS 87.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

18.	Employees’ postretirement benefits and other benefits (Continued)

(b)	Pension plan - Fundação Petrobras de Seguridade Social – PETROS (Continued)

The Fundação Petrobras de Seguridade Social (PETROS) and the current benefits plan (the PETROS Plan) (Continued)

The relation between contributions by the sponsors and participants of the PETROS Plan, considering only those attributable to the Company and subsidiaries in the 2004 financial year, was 1.00 (1.01 in 2003). The Company’s best estimate of contributions expected to be paid in 2005 respective to the pension plan approximates US $135, with total pension benefit payments in 2005 expected to be US $587.

According to Constitutional Amendment No. 20, the computation of any deficit in the defined-benefit plan in accordance with the actuarial method of the current plan (which differs from the method defined in SFAS 87), must be equally shared between the sponsor and the participants.

Therefore, in the event that the deficit computed for December 31, 2004 in accordance with the projected credit unit method (SFAS 87), is reflected as a technical deficit in the funding methods adopted by the PETROS Plan, and results in additional financial contributions, these additional required contributions shall be divided equally between the Company and the participants.

Plan assets

Plan assets are invested primarily in government securities, investment funds, equity instruments and properties.

The table below describes the types of plan assets:

	As of December 31,
	2004	2003

Government securities	49%	50%

Investments funds	22%	23%

Equity instruments	17%	13%

Other	12%	14%

	100%	100%

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

18.	Employees’ postretirement benefits and other benefits (Continued)

(b)	Pension plan - Fundação Petrobras de Seguridade Social – PETROS (Continued)

Plan assets (Continued)

Plan assets include the following securities of related parties:

	As of December 31,
	2004	2003
PETROBRAS common shares	85	30
PETROBRAS preferred shares	144	75
Government controlled companies	28	43
Government securities	3,270	2,662
Securities of other related parties	197	184

	3,724	2,994

PETROS provided certain financing for the continued development of the Albacora oil and gas field located in the Campos basin, that is classified as securities of other related parties. (See Note 15).

The Company uses 6% as the expected long-term rate of return over inflation on PETROS’ assets. The PETROS’ portfolio of investments as of December 31, 2004 was comprised of 71% securities, 49% of which were held-to-maturity government securities that earn interest at 6% annually plus the IPCA (Consumer Price Index) variation and 22% of which were Investments Funds that earn interest approximate to the CDI (Certificado de Depósito Interbancário, or Interbank Deposit Certificate), which has been yielding more than 6% annually. Thus, the Company considers a 6% long term interest rate appropriate to calculate the expected return on assets, as such aligns with the composition of the PETROS’ asset portfolio.

PETROS intends to change its investment strategy for the 2005-2008 years to reflect the evolution of and opportunities expected in the Brazilian economy for 2005 and beyond. PETROS will continue to maintain plan assets in various sectors, but percentages by asset type are expected to differ depending on yield’s achievable in the market while minimizing risk exposure.

PETROS has a significant volume of investments in government securities, mainly NTN-B bonds, which by an agreement with the Supplementary Social Security Department will be held-to-maturity. Thus, the percentage of assets allocated in this investment will remain the same over the short term.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

18.	Employees’ postretirement benefits and other benefits (Continued)

(b)	Pension plan - Fundação Petrobras de Seguridade Social – PETROS (Continued)

New benefits plan

In May of 2001, the Board of Directors of PETROBRAS approved the creation of a mixed social security plan, for current and new employees, based on defined contribution formula for programmable benefits and a defined benefit formula for risk benefits. However, the migration of participants and beneficiaries of the previous plan (PETROS) to the new plan was suspended, pursuant to a Federal Judicial ruling arising from an injunction filed by the employee union. A court order in 2004 granted the injunction ruling against the new plan and invalidating any changes to the PETROS plan premised upon intended migration to a new plan. This court decision is under appeal.

The impact of joining the new plan and the cost of the benefits stipulated in the new plan will be valued according to the standards established in SFAS 87 and will only be computed and recognized in the accounts when the litigation has been resolved.

Pursuant to closure of the PETROS Plan, PETROBRAS contracted a group life insurance policy to cover employees commencing employment with the Company subsequent to closure of the PETROS plan; this policy will remain in effect until a new private pension plan is implemented.

In 2003 PETROBRAS formed a task force with representatives of the National Union of Oil Workers (FUP), unions and PETROS, among others, in order to evaluate alternatives to a new model for the Company’s supplementary pension plan, including analyses of negotiated arrangements for the settlement of actuarial deficits. There have been no formal decisions by the committee as of December 31, 2004.

TRANSPETRO

TRANSPETRO maintains a defined-contribution private pension scheme with PETROS called Plano TRANSPETRO, which receives monthly contributions equivalent to 5.32% of the payroll of the members and is equal to the contributions made by the participants.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

18.	Employees’ postretirement benefits and other benefits (Continued)

(b)	Pension plan - Fundação Petrobras de Seguridade Social – PETROS (Continued)

PETROBRAS ENERGIA – PEPSA

Defined contribution plan

Petrobras Energia sponsors a defined contribution plan applicable to all of its employees with salaries above a specified level. Through this plan, Petrobras Energia provides additional matching funds at amounts equivalent to contributions made by employees which are in excess of legally required amounts. These funds are recognized in accordance with the accrual method of accounting. Due to significant changes in the macroeconomic scenario in 2002 and the uncertainties with regard to the Argentine economic conditions, PEPSA has temporarily suspended this benefit as from January of 2002. This benefit will be reinstated when a provisional savings means considered adequate to this end is identified.

Defined benefit pension plan

All employees joining PEPSA prior to May 31, 1995 that have participated in the defined contribution plan without interruption and that have worked for a required number of years are entitled to be participants in the defined benefit pension plan. The benefit is based on the last salary amount paid to the employees that participate in the plan, considering years of service.

The defined benefit pension plan is of a supplemental nature, with the benefit received by the employee corresponding to an amount defined in conformity with the plan’s provisions, after deducting the benefits payable in accordance with the contribution plan and the government-sponsored pension system, such that the aggregate amount of benefits granted to each employee under the three plans is equivalent to that defined in the plan. As from retirement, the employees are entitled to a fixed monthly payment.

The plan requires contributions to a fund, payable exclusively by PEPSA and without any contribution by the employees, who must contribute to the social security system based on their total salary. The fund’s assets have been transferred to a trust and invested mainly in bonds, notes, mutual investment funds and fixed term deposits. The Bank of New York is the trustee and Watson Wyatt is the managing agent. PEPSA determines the liability relating to this plan using actuarial calculation methods.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

18.	Employees’ postretirement benefits and other benefits (Continued)

(c)	Health care benefits - “Assistência Multidisciplinar de Saúde” (AMS)

PETROBRAS and its Brazilian subsidiaries maintain a health care benefit plan (AMS), which offers defined benefits and covers all employees (active and inactive) together with their dependents. The plan is managed by the Company, with the employees contributing fixed amounts to cover principal risks and a portion of the costs relating to other types of coverage in accordance with participation tables defined by certain parameters including salary levels.

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

For measurement purposes, a 10.5% annual rate of increase in the per capita cost of covered health care benefits was assumed upon adoption of SFAS 106. The annual rate was assumed to decrease to 7.5% after 4 years.

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One percentage point-increase	One percentage point-decrease
Effect on total of services and interest cost component	85	(66)
Effect on postretirement benefit obligation	735	(585)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

18.	Employees’ postretirement benefits and other benefits (Continued)

(c)	Health care benefits - “Assistência Multidisciplinar de Saúde” (AMS)

LIQUIGÁS DISTRIBUIDORA S.A. (former Sophia do Brasil S.A. and Agip do Brasil S.A.)

On August 9, 2004, the Company acquired Liquigás Distribuidora S.A. (see Note 20). Liquigás maintains a health care benefit plan, which offers defined benefits and covers LPG employees. At December 31, 2004, Liquigás recorded liabilities in connection with future post-retirement health care benefit costs, in the amount of US $12, directly charged to profit and loss accounts for the year. The liability related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method, according to SFAS 106 and SFAS 132 – Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106 (“SFAS 132”).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

18.	Employees’ postretirement benefits and other benefits (Continued)

(d)	Funded status of the plans

The funded status of the plans at December 31, 2004 and 2003, based on the report of the independent actuary, and amounts recognized in the Company’s balance sheets at those dates, are as follows:

	As of December 31,
	2004		2003
	Pension benefits	Health Care benefits	Pension benefits	Health care benefits
Change in benefit obligation:
Benefit obligation at beginning of year	7,768	3,073	5,215	1,868
Service cost	134	45	97	36
Interest cost	866	343	678	243
Actuarial loss	2,205	320	909	533
Benefits paid	(435)	(103)	(402)	(77)
Acquisitions/Mergers	—	12	25	6
Gain (loss) on translation	971	335	1,246	464

Benefit obligation at end of year (1)	11,509	4,025	7,768	3,073

Change in plan assets:
Fair value of plan assets at beginning of year	5,591	—	3,715	—
Actual return on plan assets	1,136	—	1,162	—
Company contributions	118	103	98	77
Employee contributions	105	—	95	—
Benefits paid	(435)	(103)	(402)	(77)
Acquisitions/Mergers	—	—	32	—
Gain on translation	589	—	891	—

Fair value of plan assets at end of year	7,104	—	5,591	—

Reconciliation:
Funded status	(4,405)	(4,025)	(2,177)	(3,073)
Unrecognized actuarial loss	4,318	1,888	2,529	1,493
Net amount recognized	(87)	(2,137)	352	(1,580)

Amounts recognized in the balance sheet consist of:
Employees’ postretirement benefits	(3,081)	(2,137)	(2,055)	(1,580)
Accumulated other comprehensive income	2,994	—	2,407	—

Net amount recognized	(87)	(2,137)	352	(1,580)

(1)	Projected benefit obligation, measured at December 31, 2004. The Transpetro plan has no participants to date and the PEPSA plan is defined contribution for employees above a specified salary level, and thus such plans have no effect on projected benefit obligation. PEPSA also has a defined benefit plan which has been included to the above table beginning in 2003. Thus, the projected benefit obligation disclosed above is aggregated to all PETROBRAS’ group companies.

(2)	This line item includes PEPSA for the year ended 2003 and Sophia for the year ended 2004.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

18.	Employees’ postretirement benefits and other benefits (Continued)

(d)	Funded status of the plans (Continued)

Net periodic benefit cost includes the following components:

	As of December 31,
	2004		2003
	Pension Benefits	Health Care benefits	Pension benefits	Health Care benefits
Service cost-benefits earned during the year	134	45	97	36
Interest cost on projected benefit obligation	866	343	678	243
Expected return on plan assets	(672)	—	(493)	—
Amortization of initial transitory obligation	—	—	75	—
Gain (loss) on translation	101	39	50	87
Recognized actuarial loss	267	91	273	—

	696	518	680	366
Employee contributions	(116)	—	(101)	—

Net periodic benefit cost	580	518	579	366

The main assumptions adopted in 2004 and 2003 for the actuarial calculation are summarized as follows:

	2004		2003
	Pension benefits	Health care benefits	Pension benefits	Health care benefits
Discount rates	Inflation: 5% + 6%	Inflation: 5% + 6%	Inflation: 5% + 6%	Inflation: 5% + 6%
Rates of increase in compensation levels	Inflation: 5% + 2.11%	Inflation: 5% + 2.11%	Inflation: 5% + 2%	Inflation: 5% + 2%
Expected long-term rate of return on assets	Inflation: 5% + 6%	Not applicable	Inflation: 5%+ 6%	Not applicable
Mortality table	AT 2000	AT 2000	GAM 71	GAM 71

Petrobras has aggregated information for all defined benefit pension plans. The domestic benefit plans of Petrobras, BR Distribudora, Petroquisa, and Refap contain similar assumptions and the benefit obligation related to PEPSA, the international plan, is not significant to the total obligation and thus has also been aggregated. All Petrobras group pension plans have accumulated benefit obligation in excess of plan assets.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

18.	Employees’ postretirement benefits and other benefits (Continued)

(d)	Funded status of the plans (Continued)

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

The Executive Board of PETROBRAS approved a change to a new mortality table of the actuarial assumptions of the pension and healthcare plans in Brazil; this new mortality table reflects updated assumptions and changes relative to the profile of employees, retirees and pensioners, based on longevity, age of invalidity and invalid mortality tables.

(e)	Change in accounting principle related to methodology application

As discussed in Note 3(c), on December 31, 2004 the Company adopted a new actuarial methodology regarding the calculation of Accumulated Benefit Obligation.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

The Accumulated Benefit Obligation at December 31, 2004 and 2003, respectively, is US $10,186 and US $7,646

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

18.	Employees’ postretirement benefits and other benefits (Continued)

(f)	Cash Contributions and benefit Payments

In 2004, the Company contributed US $118 to its pension plans. In 2005, the Company expects contributions to be approximately US $135. Actual contribution amounts are dependent upon investment returns, changes in pension obligations and other economic factors. Additional funding may ultimately be required if investment returns are insufficient to offset increases in plan obligations.

The following benefit payments, which include estimated future service, are expected to be paid by the Company in the next 10 years:

	Pension Benefits	Health care benefits
2005	587	118
2006	637	136
2007	691	156
2008	751	178
2009	823	201
Subsequent five years	5,511	1,452

19.	Shareholders’ equity

The Company’s subscribed and fully paid-in capital at December 31, 2004 and 2003 consisted of 634,168,418 common shares and 462,369,507 preferred shares. The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred shares have priority in the receipt of dividends and return of capital.

On January 29, 2003, the Board of Directors of the Company, approved the issuance of 9,866,828 preferred shares of the Company in connection with the public offer by the Company to acquire publicly traded shares of Petrobras Distribuidora - BR, at an issue price of US $12.38 (R $45.08) per share, under the terms of the capital increase approved during the meeting of the Board of Directors of the Company held on November 7, 2002. As a result, the capital of the Company increased by US $122. This minority interest acquisition, accounted for as a purchase business combination under SFAS No. 141 – Business Combinations (“SFAS 141”), did not have a material impact to the financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

19.	Shareholders’ equity (Continued)

The Extraordinary Shareholders’ Meeting, held jointly with the General Shareholders’ Meeting on March 27, 2003, approved an increase in the Company’s capital by capitalizing revenue reserves accrued during previous years, to the amount of US $912, without issuing new shares, in accordance with Art. 169, paragraph 1 of Law No. 6,404/76.

On May 9, 2003, the Board of Directors of the Company approved the issue of 567,010 preferred shares of the Company in connection with the public offer by the Company to acquire publicly traded shares of Petrobras Distribuidora - BR, at an issue price of R $45.08 per share. As a result, the capital of the Company increased by US $8.

The General Extraordinary Meeting, held together with the General Ordinary meeting on March 29, 2004, increased the Company’s capital to US $11,701, through the capitalization of revenue reserves accrued during previous financial years, in the amount of US $4,439, and without the issuance of new shares, in accordance with article 169, paragraph 1, Law No. 6,404/76. This capitalization was made in order to bring the Company’s capital in line with the investment requirements of an oil company given intensive use of capital and extended operating cycles.

The Extraordinary General Meeting held on March 29, 2004 also approved an increase in the Company’s authorized capital (paragraph 1, article 4, of the Company’s by-laws) from R $30.000 million to R $60.000 million, through the issuance of up to 200,000,000 (two hundred million) preferred shares for payment in cash, assets and credit capitalization.

On May 13, 2005, PETROBRAS management approved the proposed share split and the related amendment to article 4 of the Company’s by-laws. These issues will be discussed by the shareholders at the Extraordinary General Meeting (EGM) to be held on June 15, 2005.

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company’s voting shares.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

19.	Shareholders’ equity (Continued)

(a)	Dividends and interest on shareholders’ equity

In accordance with the Company’s by-laws, holders of preferred and common shares are entitled to a minimum dividend of 25% of annual net income as adjusted under Brazilian Corporate Law. In addition, the preferred shareholders have priority in the receipt of an annual dividend of at least 3% of the book value of the shares or 5% of the paid-in capital in respect of the preferred shares as stated in the statutory accounting records. As of January 1, 1996 amounts attributed to shareholders as interest (see below) can be deducted from the minimum dividend computation. Dividends are paid in Brazilian reais. The Company paid US $366 in dividends during the year ended December 31, 2004 (2003 - US $212 - 2002 - US $602).

Brazilian corporations are permitted to attribute interest on shareholders’ equity, which may either be paid in cash or be used to increase capital stock. The calculation is based on shareholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Taxa de Juros de Longo Prazo (long-term interest rate or the “TJLP”) as determined by the Brazilian Central Bank. Such interest may not exceed the greatest of 50% of net income or 50% of retained earnings plus revenue reserves. Interest on shareholders’ equity, is subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law No. 9,249/95. The Company paid US $1,443 in interest on shareholders’ equity during the year ended December 31, 2004 (2003 - US $731 - 2002 - US $416).

The General Shareholders’ Meeting held on March 29, 2004 approved the proposed dividends for the 2003 financial year amounting to US $1,955. Such amount includes the portion of interest on shareholders’ equity approved by the Board of Directors on November 13, 2003, amounting to US $1,139, and also includes the portion of interest on equity approved by the Board of Directors on February 13, 2004, amounting to US $436, that was made available based on the shareholders of record as of March 29, 2004. These amounts, paid in Brazilian reais, were monetarily restated as from December 31, 2003 up to the date of payment.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

19.	Shareholders’ equity (Continued)

(a)	Dividends and interest on shareholders’ equity (Continued)

The dividends for the year 2004, as approved at the Annual General Meeting (AGM) of Stockholders held March 31, 2005, amounting to US $1,900, corresponding to R $4.60 per share (US $1.73 per share calculated by year-end exchange rate), include the portion of interest on shareholders’ equity approved by the Board of Directors on September 17, 2004 and paid to the shareholders on February 15, 2005, amounting to US $1,239, corresponding to R $3.00 per share (US $1.13 per share calculated by year-end exchange rate). The balance of dividends (US $248) and the portion of the interest on shareholders’ equity (US $413) will be made available to stockholders by May 17, 2005, the deadline stipulated pursuant to Articles 132, item II, and 205, paragraph 3, of the Brazilian Corporation Law (No. 6.404/76).

Brazilian law permits the payment of dividends only from retained earnings as stated in the statutory accounting records. At December 31, 2004, the Company had appropriated all such retained earnings.

In addition, at December 31, 2004, the undistributed reserve in appropriated retained earnings, amounting to US $9,688, may be used for dividend distribution purposes, if so approved by the shareholders, however, the Company’s stated intent is to use such reserve to fund working capital and capital expenditures.

A withholding tax of 15% was payable on distributions of dividends earned from January 1, 1994 through December 31, 1995. No withholding tax is payable on distributions of dividends earned since January 1, 1996.

(b)	Dividends reclassification

As of December 31, 2004, US $816 from the financials statements as of December 31, 2003 were reclassified from the line item “Unappropriated retained earnings” to the Current liabilities section and presented in the Dividend and interest on capital payable line item. This amount includes dividends (US $380) and interest on shareholders’ equity (US $436). The total dividend paid in 2003 was equal to 29% of net income, sufficient to cover the minimum dividend required under the Company’s by-laws, which is set at 25% of net income.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

19.	Shareholders’ equity (Continued)

(c)	Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

	Year ended December 31,
	2004	2003	2002
Income before effect of change in accounting principle	6,190	5,862	2,311
Cumulative effect of change in accounting principle, net of taxes	—	697	—

Net income for the period	6,190	6,559	2,311
Less priority preferred share dividends	(297)	(226)	(77)
Less common shares dividends, up to the priority preferred Shares dividends on a per-share basis	(407)	(309)	(107)

Remaining net income to be equally allocated to common and preferred shares	5,486	6,024	2,127

Weighted average number of shares outstanding
Common/ADS	634,168,418	634,168,418	634,168,418
Preferred/ADS	462,369,507	461,379,749	451,935,669

Basic and diluted earnings per share
Common and Preferred
Before effect of change in accounting principle	5.65	5.35	2.13
After effect of change in accounting principle	5.65	5.99	2.13

(d)	Capital reserves

•	AFRMM

Relates to the Merchant Marine (AFRMM) freight surcharges levied in accordance with relevant legislation. These funds are used to purchase, enlarge or repair vessels of the Company’s transport fleet.

•	Fiscal incentive reserve

This reserve consists of investments in tax incentives in the Northeast Investment Fund (FINOR), arising from allocations of part of the Company’s income tax.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

19.	Shareholders’ equity (Continued)

(e)	Appropriated retained earnings

Brazilian Law and the Company’s by-laws require that certain appropriations be made from retained earnings to reserve accounts annually. The purpose and basis of appropriation to such reserves are as follows:

•	Legal reserve

This reserve is a requirement for all Brazilian corporations and represents the annual appropriation of 5% of net income as stated in the statutory accounting records up to a limit of 20% of capital stock. The reserve may be used to increase capital or to compensate for losses, but may not be distributed as cash dividends.

•	Undistributed earnings reserve

This reserve is established in accordance with Article 196 of Law No. 6,404/76 to fund the Company’s annual investment program. For the year ended December 31, 2003, the Company’s management retained US $4,603 of which US $3,773 relates to net income for that year and US $830 to the remaining balance of retained earnings, to fund the Company’s capital expenditure budget for 2004. This proposal was approved at the General Shareholders’ Meeting held on March 29, 2004.

The proposal for appropriation of income for the year ended December 31, 2004 includes a retention of earnings in the amount of US $4,396, of which US $4,392 relates to net income for the year and US $4 to the remaining balance of retained earnings, approved by the General Shareholders’ Meeting held on March 31, 2005. This proposal is intended to cover partially the annual investment program established in the capital budget for 2005.

•	Statutory reserve

This reserve is provided through an amount equivalent to a minimum of 0.5% of subscribed and fully paid in capital at year-end. The reserve is used to fund the costs incurred with research and technological development programs. The accumulated balance of this reserve cannot exceed 5% of the capital stock, according to Article 55 of the Company’s by-laws.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

20.	Domestic and international acquisitions

(a)	Acquisition of Liquigás Distribuidora S.A. (former Sophia do Brasil S.A. and Agip do Brasil S.A.)

On August 9, 2004, the Company’s subsidiary, Petrobras Distribuidora S.A. – BR, acquired from ENI B.V. 100% of the capital of its Brazilian subsidiary Liquigás Distribuidora S.A. (former Sophia do Brasil S.A. and Agip do Brasil S.A.), assuming its control from that date.

The purchase price paid for Liquigás Distribuidora S.A. was based on an economic valuation model of expected future earnings of Liquigás Distribuidora S.A., which considered relevant factors, including the potential effects of the economic situation of Brazil. The acquisition of Liquigás Distribuidora S.A. totaled US $511. The Company paid US $225 in cash, and settled a debt of US $225 that the former Agip do Brasil had with ENI BV. An additional amount of US $61 related to subsequent purchase price adjustments was paid on December 10, 2004.

The acquisition of Liquigás Distribuidora S.A. was recorded using the purchase method of accounting and the financial statements of Liquigás Distribuidora S.A. were included in the consolidated PETROBRAS financial statements, beginning in August of 2004. The purchase price allocation was based on the fair market value of the assets acquired and the liabilities assumed as of the acquisition date as determined by independent appraisers.

Liquigás Distribuidora S.A. is a liquefied petroleum gas (LPG), fuel and lubricant distributor, and has 21.5% share in the LPG market in Brazil, 3.8% of total fuel distribution domestic market with a network of more than 1,500 service stations and 3% share in the Brazilian lubricant distribution market.

The acquisition of Liquigás Distribuidora S.A. contributes toward achieving the objectives established in PETROBRAS’ Strategic Planning for its subsidiary BR of expanding its share in the LPG distribution segment, and also of consolidating its penetration in the automotive fuel distribution market in certain regions of the country.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

20.	Domestic and international acquisitions (Continued)

(a)	Acquisition of Liquigás Distribuidora S.A. (former Sophia do Brasil S.A. and Agip do Brasil S.A.) (Continued)

The following unaudited pro forma summary financial information presents the consolidated results of operations as if the acquisition of Liquigás Distribuidora S.A. had occurred at the beginning of the years presented.

	2004		2003
	As reported	Pro-forma (unaudited)	As reported	Pro-forma (unaudited)
Net operating revenues	37,452	38,553	30,797	32,666
Cost of Sales	(20,303)	(21,246)	(15,416)	(17,051)
Net income for the period	6,190	6,182	6,559	6,604
Basic and diluted earnings per share	5.65	5.64	5.99	6.03

(b)	Acquisition of Triunfo’s shares by PETROQUISA

The Company’s subsidiary, Petrobras Química S.A. – PETROQUISA decided to exercise its preemptive right in the acquisition of shares held by PRIMERA Indústria e Comércio Ltda. in the capital of Petroquímica Triunfo S.A. (Triunfo) in response to the put option.

After exercise of its preemptive right on May 14, 2004, PETROQUISA, which had previously held 45.22% of voting capital and 59.92% of capital stock of Petroquímica Triunfo increased its interest to 70.45% of voting capital and 85.04% of its capital stock. The results of Triunfo have been included to the Petrobras Consolidated Financial Statements since May of 2004. Due to immateriality, the Company has not prepared pro forma information respective to this business combination.

The acquisition was consummated principally to expand PETROBRAS’ petrochemical activities according to the Strategic Plan approved in May 14, 2004.

The Company paid US $32 (R $101 million) in cash and this purchase price was based on an economic valuation model of expected future earnings of Petroquímica Triunfo S.A.

Petroquímica Triunfo S.A. produces low-density polyethylene and has an installed capacity of 160,000 tons per year. Triunfo’s activities are exclusively in Brazil.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

20.	Domestic and international acquisitions (Continued)

(c)	Acquisition of FAFEN Energia S.A.

On December 17, 2004, PETROBRAS informed the market of the approval, from its Executive Board, of the acquisition of all of the shares held by EDP Brasil S.A. in the thermoelectric power plant FAFEN Energia S.A., located in the city of Camaçari, state of Bahia, with an installed capacity of 133 MW for electricity generation and 42 ton/hour for steam generation. PETROBRAS already owned a 20% interest in the capital of FAFEN Energia. PETROBRAS will pay EDP Brasil US $36 for the acquired 80% interest in the plant, payable as follows: 50% 30 days after the closing of the operation, 25% one year thereafter and the remaining 25% two years thereafter.

The acquisition of FAFEN was recorded using the purchase method of accounting and was consumated on December 27, 2004 with the assets and liabilities of such being included in the consolidated PETROBRAS financial statements as of December 31, 2004. Results of operations will be included in the consolidated PETROBRAS financial statements beginning on January 2005.

The purchase price for FAFEN was allocated based on the fair market value of the assets acquired and the liabilities assumed as of the acquisition date as determined by independent appraisers. Due to immateriality, the Company has not prepared pro-forma information respective to this business combination.

The first module of the power plant has been operating since September 2001, supplying 22 MW and 42 ton/hour of steam to PETROBRAS’ Fertilizer Plant, in the Camaçari complex. Construction and testing have been recently concluded, the plant will supply, beginning in 2005, 100 MW energy to Bandeirantes Energia, under a previously already signed contract.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

20.	Domestic and international acquisitions (Continued)

(d)	Acquisition of an interest in Petrobras Energia Participaciones S.A. – PEPSA - (formerly known as Perez Companc S.A.) and Petrolera Entre Lomas S.A. - PELSA (formerly known as Petrolera Perez Companc S.A.)

On October 17, 2002, the Company signed the Final Share Acquisition Agreement completing the acquisition of a controlling interest PEPSA and PELSA.

On May 13, 2003, the Argentine antitrust agency approved the purchase of 58.62% of the capital stock of PEPSA and 39.67% of the capital stock of PELSA. As a result of the purchase of a 39.67% interest in the capital stock of PELSA, together with the purchase of 58.62% of PEPSA’s interest in the capital stock of PELSA, the Company has a controlling interest in PELSA equal to 50.73% and thus has consolidated the entity.

The purchase price to be paid for PEPSA and PELSA was based on an economic valuation model of expected future earnings of those companies, which considered relevant factors, including the potential effects of the economic situation of Argentina. The Company paid US $739 in cash and US $338 in bonds to the Perez Companc family for the shares of PEPSA and PELSA.

The acquisition was consummated principally to expand PETROBRAS operations into geographical markets where the Company had little activity. Through the acquisition of PEPSA and PELSA, PETROBRAS was able to gain immediate access to the Argentine market and brand recognition. The goodwill of US $183 generated by the transaction is attributed principally to downstream activities.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

20.	Domestic and international acquisitions (Continued)

(d)	Acquisition of an interest in Petrobras Energia Participaciones S.A. – PEPSA - (formerly known as Perez Companc S.A.) and Petrolera Entre Lomas S.A. - PELSA (formerly known as Petrolera Perez Companc S.A.) (Continued)

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

Consolidated income statements data for the year ended December 31, 2003 and 2002.

	2003		2002
	As reported	Pro forma (unaudited)	As reported	Pro forma (unaudited)
Net operating revenues	30,797	31,350	22,612	23,736
Costs and expenses	(20,075)	(20,435)	(15,834)	(16,675)
Financial expenses, net	(136)	(341)	(1,700)	(2,442)
Others	(1,813)	(1,797)	(1,846)	(1,832)
Income tax expense	(2,663)	(2,665)	(1,153)	(1,108)
Minority interest	(248)	(260)	232	382
Cumulative effect of change in accounting principles, net of taxes	697	697	—	—
Net income for the year	6,559	6,549	2,311	2,061
Basic and diluted earnings per share	5.99	5.98	2.13	1.90

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

21.	Commitments and contingencies

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

The Company currently has several contracts to purchase crude oil, diesel fuel and other oil products, which require the Company to purchase a minimum of approximately 57,400 barrels per day at respective current market prices.

PETROBRAS provided guarantees to the ANP for the minimum exploration program defined in the concession contracts for exploration areas, totaling US $1,661 (US $907 in 2003). Out of this total, US $1,311 (US $704 in 2003) represents a pledge on the oil to be extracted from previously identified fields already in production, for areas in which the Company had already made commercial discoveries or investments at the time where Law No. 9,478 of August 6, 1997 came into force. For areas whose concessions were obtained by bidding from the ANP, PETROBRAS has given bank guarantees totaling US $350 through December 31, 2004 (US $203 in 2003).

PETROBRAS has guaranteed that it will purchase specified volumes of natural gas that run through TBG pipeline.

In 1993, the Company signed a contract with Yacimentos Petrolíferos Fiscales Bolivianos, the Bolivian state oil company for the purchase of natural gas. Under this contract, the Company is required to purchase 80% of the natural gas transported through the Bolivia/Brazil natural gas pipeline over a 20 year term at contract prices ranging from US $1.07 per MMBTU to US $1.17 MMBTU, based upon throughput. The pipeline achieved an average throughput of 19.9 million cubic meters per day during 2004.

The Company has exclusive supply contracts with certain service stations. These contracts are typically for seven years and require the Company to sell product at market prices.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

21.	Commitments and contingencies (Continued)

(a)	Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. At December 31, 2004 and 2003, the respective claims by type are as follows:

	As of December 31,
	2004	2003
Labor claims	26	22
Tax claims	73	39
Civil claims	123	90
Commercials claims and other contingencies	35	109

	257	260
Contingencies for joint liability	107	95

Total	364	355

Current Contingencies	(131)	(84)

Long-term Contingencies	233	271

As of December 31, 2004 and 2003, in accordance with Brazilian law, the Company had paid US $699 and US $543, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

The Company is a party to several contracts related to the acquisition and upgrade of production Platform P-36, which was lost in its entirety in 2001. Pursuant to those contracts, the Company had an obligation to pay the insurance proceeds to a Security Agent for distribution according to specified clauses established in the contracts. The Company contends that it is entitled to the insurance proceeds under the contractual arrangements, and other parties contend that they are also entitled to such proceeds. The issue is subject to international proceedings in a British court. Pending determination of the issue by the international court, the Company committed to deposit cash collateral in the amount of US $175, in order to facilitate the issuance of a guarantee by a Security Agent, for the payment of creditors. At December 31, 2004, this amount was included in the balance sheet as restricted deposits for legal proceedings and guarantees.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

21.	Commitments and contingencies (Continued)

(a)	Litigation (Continued)

On May 28, 1981, Kallium Mineração S.A. brought an action against Petromisa, a former subsidiary of PETROBRAS, in the Federal Court of the State of Rio de Janeiro alleging damages of approximately US $450 relating to the rescission of a contract to develop a potassium salt mine. On August 10,1999, a decision was handed down that considered most of the plaintiff’s petitions to be without grounds (losses, damages and loss of profit), requiring only the Company to reimburse “all expenses incurred as a result of the prospecting research” carried out, in accordance with amounts to be calculated in the final award. No award for loss of profit was established in the decision. In September of 1999 both parties filed appeals with the appeals court in the state of Rio de Janeiro. Based on the opinion of its legal advisers, management does not expect an unfavorable outcome in this case and considers the risk of loss with respect to this lawsuit to be remote.

On November 23, 1992, PORTO SEGURO IMÓVEIS LTDA., a minority shareholder of PETROQUISA, filed a suit against PETROBRAS in the State Court of Rio de Janeiro related to alleged losses resulting from the sale of a minority holding by PETROQUISA in various petrochemical companies included in the National Privatization Program introduced by Law No. 8,031/90

In this suit, the plaintiff claims that PETROBRAS, as the majority shareholder in PETROQUISA, should be obliged to reinstate the “loss” caused to the net worth of PETROQUISA, as a result of the acts that approved the minimum sale price of its holding in the capital of privatized companies. A decision was handed down on January 14, 1997 that considered PETROBRAS liable with respect to PETROQUISA for losses and damages in an amount equivalent to US $3,406.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

21.	Commitments and contingencies (Continued)

(a)	Litigation (Continued)

In addition to this amount, PETROBRAS was required to pay the plaintiff 5% of the value of the compensation as a premium (see art. 246, paragraph 2 of Law No. 6,404/76), in addition to attorneys’ fees of approximately 20% of the same amount. However, since the award would be payable to PETROQUISA and PETROBRAS holds 99.0% of its capital, the effective disbursement if the ruling is not reversed will be restricted to 25% of the total award. PETROBRAS filed an appeal with the State Court of Rio de Janeiro, and received a favorable decision from the Third Civil Court on February 11, 2003, which, by a majority vote, accepted PETROBRAS’ appeal to reverse the judgment and ruled the plaintiff’s case to be without grounds, the revising judge’s decision that held the case to be partially with grounds to reduce the amount of compensation to US $1,538 being overruled. Against this decision, Porto Seguro filed another appeal (motion to reverse or annul) with the State Court of Rio de Janeiro, and the Fourth Civil Court handed down a unanimous decision on March 30, 2004 requiring PETROBRAS to indemnify PETROQUISA and Porto Seguro the amounts of US $2,359 and US $590 respectively (the latter representing 5% in premium and 20% in attorney’s fees). In view of this decision, PETROBRAS filed special and extraordinary appeals with the Superior Court of Justice and the Supreme Court respectively.

On December 10, 2004, the Official Newspaper of the State of Rio de Janeiro published a decision by the State Court of Rio de Janeiro which ruled against the special and extraordinary appeals filed by PETROBRAS and against the request to forward the case to a higher Court. PETROBRAS now intends to file directly with the Supreme Court. Based on the opinion of its legal advisers, the Company does not expect to obtain an unfavorable ruling in this case. The expectation of loss in this case has been assessed as possible.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

21.	Commitments and contingencies (Continued)

(a)	Litigation (Continued)

The Fisherman’s Federation of the State of Rio de Janeiro (FEPERJ) filed a civil suit against the Company with the Rio de Janeiro State Court for compensation of miscellaneous damages amounting to US $224, which it is claiming in the name of its members, as a result of the oil spill in Guanabara Bay on January 18, 2000. A decision was handed down on February 7, 2002 which ruled the claim partially without grounds, rejecting pain and suffering, and requiring the Company to pay compensation for material damages and loss of profit to be calculated at the award phase. The ruling expressly declares that it is not reasonable to consider an award based on the amount claimed, since it was without economic base.

Based on its legal counsels opinion, the Company’s Administration believes it is possible that the Company will not prevail in this case, but that any possible negative judgment would be in an amount far below the originally filed complaint. As such, the Company assesses the risk of loss related to this case as possible.

The São Paulo tax authorities filed a tax suit against the Company, alleging that the Company did not pay ICMS levied on interstate sales of naphtha. However, during the period in which according to the State of São Paulo, the Company should have paid the ICMS, the Company was subject to a different tax regime (federal) on these sales, and for this reason enjoyed a tax holiday. The value of the matter in controversy is US $60. There is no guarantee that the final result of the legal case will be favorable to PETROBRAS, but even in the case of an unfavorable ruling, management does not believe that the award could have a material negative impact on the financial position of PETROBRAS. The Company assesses its risk of loss in the matter as possible.

PETROBRAS is a defendant in five labor claims filed by the UNIONS OF PETROLEUM WORKERS of three federal states (Rio de Janeiro, São Paulo and Sergipe), alleging that official inflation rates for 1987, 1989 and 1990 (understatement of the official inflation rate - Bresser, Summer and Collor Plans) were not fully included in the workers’ salaries.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

21.	Commitments and contingencies (Continued)

(a)	Litigation (Continued)

The lawsuits are at different stages. Based on past favorable decisions in similar cases and on a final understanding of the TST, management does not expect an unfavorable decision in these suits. Three identical cases have been decided in favor of PETROBRAS. Management assesses risk of loss to be remote.

The Company was sued in court by certain small oil distribution companies under the allegation that it does not pass on to state governments the State Value-Added Tax (ICMS) collected according to the legislation upon fuel sales. These suits were filed in the states of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District.

Of the total amount related to in legal actions approximately US $337 up to December 31, 2004, US $28 were placed in escrow to satisfy judicial order.

The Company, with the support of the state and federal authorities, has succeeded in stopping the execution of other withdrawals, and is making all possible efforts to obtain reimbursement of the amounts that were previously withdrawn from its accounts.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

21.	Commitments and contingencies (Continued)

(b)	Notification from the INSS - joint liability (Continued)

The Company made a provision for this contingency in the amount of US $105 at December 31, 2002, as it considers the chance of success in a defense filed against the INSS to be remote.

On September 29, 2003, the Company received additional INSS tax assessments related to the joint liability for irregularities in presentation of contractors’ documentation related to periods subsequent to past notifications. During 2004, the Company set up a new provision for contingencies related to the joint liability referring to a period after that to which the assessments referred. PETROBRAS had disbursed during 2004 US $137 (US $103 in 2003), referring to administrative suits filed by the INSS claiming the Company’s joint liability.

At December 31, 2004 the balance of contingencies associated with this joint liability was US $107 (US $95 at December 31, 2003).

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

21.	Commitments and contingencies (Continued)

(c)	Tax assessments - internal revenue service of Rio de Janeiro (Continued)

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

On June 27, 2003, the Internal Revenue Service served a tax assessment notice on the Company amounting to R $3,064 million (US $1,066) covering the period from 1999 to 2002. Using the same arguments, on February 17, 2003, another tax assessment notice had already been issued for R $93 million (US $32) with respect to 1998, against which, on March 20, 2003, the Company filed an appeal. According to the fiscal authorities, the Company should have withheld that tax, incident on remittances made to abroad for payment of the hiring of vessels of the mobile platform type, used in oil exploration and production.

PETROBRAS has defended itself against these tax assessments: i) the smaller in value has been confirmed by the first administrative level, and the corresponding appeal has been already filed by the Company, and waits judgment; ii) no first level decision has been issued so far with regard to the other one, with greater value. Based on its legal counsels advice, the Company’s Administration does not expect to obtain an unfavorable decision in this case, and thus has assessed risk of loss to be possible.

(d)	Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

21.	Commitments and contingencies (Continued)

(d)	Environmental matters (Continued)

During 2000 the Company implemented an environmental excellence and operational safety program - PEGASO - (Programa de Excelência em Getão Ambiental e Segurança Operacional). The Company made expenditures of approximately US $2,974 from 2000 to December 31, 2004 under this program. During the years ended December 31, 2004 and 2003 the Company made expenditures of approximately US $594 and US $766 respectively. The Company believes that future payments related to environmental clean-up activities resulting from these incidents, if any, will not be material.

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

The local federal tribunal dismissed the complaint against the Company’s former president, and this dismissal is not subject to appeal.

On April 30, 2002, the judge determined that the Company could not appear as a defendant in this criminal proceeding as a result of an injunction the Company obtained from the court, although the decision is still subject to appeal.

On October of 2003 the judge determined that in regard to one of the employees the suit will be suspended for the period of 2 years, under certain conditions that defendant will have to observe.

In addition, as a result of the spill, on January 27, 2000, the National Council for the Environment enacted a resolution that obligated the IBAMA (Brazilian Institute for the Environment and Renewable Resources), state environmental agencies and local environmental agencies and non-governmental agencies to evaluate the control and prevention measures and environmental licensing status of all industrial facilities for the production of oil and oil products in Brazil. This resolution also mandated that the Company perform an independent environmental audit of all of its industrial installations located in the State of Rio de Janeiro.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

21.	Commitments and contingencies (Continued)

(d)	Environmental matters (Continued)

Since 2000, the Company implemented independent environmental audits in all of the Company’s plants located in Brazil that was concluded during December of 2003. The Company implemented 80% of the auditors’ recommendations and intends to implement the remaining 20% during 2004.

On July 16, 2000, an oil spill occurred at the Presidente Getúlio Vargas refinery releasing crude oil in the surrounding area. The Federal and State of Paraná Prosecutors have filed a civil lawsuit against the Company seeking US $1,176 in damages, which have already been contested by the Company. Additionally, there are two other actions pending, one by the Instituto Ambiental do Paraná (Paraná Environmental Institute) and by another civil association called AMAR that have already been contested by the Company. The Company cannot predict whether these proceedings will have a material adverse effect on the financial condition, results of operations or cash flow of the Company.

On November 4, 2000, the Cypriot flag vessel Vergina II chartered by PETROBRAS collided with the south pier at the Company’s Almirante Barroso terminal in São Sebastião and spilled oil in the São Sebastião canal. As a result of the accident, the Company was fined approximately US $30 by various local environmental agencies. The Company is currently contesting these fines.

On February 16, 2001, the Company’s Araucária-Paranaguá pipeline ruptured and as a result fuel oil was spilled into the Sagrado, Meio, Neves and Nhundiaquara Rivers located in the state of Paraná. As a result of the accident, the Company was fined approximately US $80 by the Instituto Ambiental do Paraná (Paraná Environmental Institute), which was contested by the Company through administrative proceeding but the appeal was rejected.

On March 15, 2001, a spill resulting from the accident involving the P-36 platform occurred, causing a release of diesel fuel and crude oil. The Company was fined by the IBAMA US $3 in April of 2001 for the spill and improper use of chemicals to disperse the oil. The Company is currently contesting these fines.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

21.	Commitments and contingencies (Continued)

(d)	Environmental matters (Continued)

On May 12, 2003, the rupture of a connection socket on a production line at well FZB-71, on the Belém Farm field, in the city of Aracati-CE, resulted in the spill of approximately 7 (seven) thousand liters of oil at an area located far from any communities or water sources. The Company’s Contingency Plan was immediately activated and cleaning work for the area was carried out. PETROBRAS was charged with a penalty of US $0.04 by the Environment Superintendence of the State of Ceará (Semace) and up to 90% of this amount can be reduced by compliance with a Commitment Term entered into with the referred environmental entity.

On June 3, 2003, a fault in the connection of one of the unloading arms of vessel Nordic Marita, anchored at the Maritime Terminal Almirante Barroso (Tebar), in São Sebastião, on the North coast of São Paulo, caused a spill of approximately 27 thousand liters of oil from Campos basin. As a result of this accident, PETROBRAS was charged with a penalty of US $0.17 by the IBAMA and of US $0.12 by Basic Sanitation, Technology and Environment Protection Agency of the State of São Paulo (CETESB). An appeal was filed against both charges based on the understanding that the Company acted in the most efficient possible manner in order to minimize possible impacts on the environment.

On August 26, 2003, the rupture of a pipeline between Transpetro’s terminal in Cabiúnas (Macaé) and Duque de Caxias Refinery caused the spill of 20 (twenty) liters of oil in an area of the city of Cachoeiras de Macacu. The Company immediately determined that the oil located in the service area of the pipeline should be removed, and took preventive measures to protect a creek, near to the Soarinhos River, with checks and oil-absorbing materials. In spite of the effective procedures adopted by PETROBRAS and the non-existence of environmental damages, the Company received a fine from IBAMA in the amount of US $0.69, but filed an administrative proceeding with this entity.

The Company’s management considers that any expenses incurred to correct or mitigate possible environmental impacts should not have a significant effect on operations or cash flows.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

21.	Commitments and contingencies (Continued)

(e)	Minimum operating lease payments

The Company is committed to make the following minimum payments related to operating leases as of December 31, 2004:

2006	943
2007	590
2008	483
2009	363
2010	250
2011 and thereafter	497

Minimum operating lease payment commitments	3,126

The Company paid US $1,247, US $1,205, and US $1,355 in rental expense on operating leases at December 31, 2004, 2003 and 2002, respectively.

(f)	Commitment signed related to financing for the P-52 Platform

On November 25, 2004, the Board of directors of PETROBRAS approved the execution of a contract in the amount of up to US $378.5 between the National Bank for Economic and Social Development (BNDES) and the wholly-owned subsidiary PETROBRAS NETHERLANDS B.V. – PNBV for the financing of Brazilian assets and services to be used in the construction of the P-52 production platform, the construction contract for which was signed on December 19, 2003 with FSTP Pte. Ltd. (Consortium FelsSetal/Technip).

The amount will be provided by BNDES within the BNDES-Exim post-shipment program, under the buyer credit standards. The financing will be amortized over a 10-year period after conclusion of the platform construction work, expected for 2006. The interest rate will be the 36-month LIBOR plus 2% during the grace period and the 60-month LIBOR plus 2% thereafter. Other credit lines are also being negotiated with Banco BNP Paribas, the agent bank of the financing obtained from the BNDES, and with European and North-American export credit agencies, for the financing of imported platform assets. However, no other credit lines have been finalized as to amount of terms. The loan contract was signed on November 26, 2004 and no cash was received under such loan as of December 31, 2004.

PETRÓLEO BRASILEIRO S.A. -PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

22.	Derivative instruments, hedging and risk management activities

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

In 2004, PETROBRAS Executive Board organized a Risk Management Committee comprising executive managers of all business areas and of several corporate areas for the purpose of ensuring an integrated management of risk exposures and formalizing the main guidelines adopted by the Company to handle uncertainties regarding its activities. The Risk Management Committee has been created with a view to concentrating risk management information and discussions, facilitating communications with the Board of Directors and the Executive Board concerning corporate governance best practices.

(a)	Foreign currency risk management

The Company’s foreign currency risk management strategy may involve the use of derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company’s obligations. The Company currently uses zero cost foreign exchange collars to implement this strategy.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

22.	Derivative instruments, hedging and risk management activities (Continued)

(a)	Foreign currency risk management (Continued)

During 2000, the Company entered into three zero cost foreign exchange collars to reduce its exposure to variations between the U.S. Dollar and the Japanese Yen, and between the U.S. Dollar and EURO relative to long-term debt denominated in foreign currencies with a notional amount of approximately US $470. The Company does not use hedge accounting for these derivative instruments.

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

The Yen zero cost collar contracts were settled on September 8, 2003, with a cash payment of US $68 and one of the Euro zero cost collars was settled on December 31, 2004, with cash reception of US $18.

The call and put portion of the Company’s zero cost foreign exchange collars at December 31, 2004 have a fair value of US $18 and US $3, respectively (US $31 and US $5 at December 31, 2003).

(b)	Commodity price risk management

Petroleum and oil products

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

22.	Derivative instruments, hedging and risk management activities (Continued)

(b)	Commodity price risk management (Continued)

Petroleum and oil products (Continued)

The Company’s exposure on these contracts is limited to the difference between contract value and market value on the volumes hedged. Crude oil future contracts are marked to market and related gains and losses are recognized currently into earnings, irrespective of when physical crude sales occur. For the years ended December 31, 2004, 2003 and 2002, the Company consummated commodity derivative transaction activities on 33.06%, 40.52% and 42.01%, respectively, of its total import and export traded volumes.

The open positions on the futures market, compared to spot market value, resulted in recognized losses of US $2, US $2 and US $4 during the years ended December 31, 2004, 2003 and 2002, respectively.

A long-term position was executed in January 2001 by the sale of put options for 52 million barrels of West Texas Intermediate (WTI) oil over a period extending from 2004 to 2007, with the objective to obtain price protection for this quantity of oil and to provide the funding institutions of the Barracuda/Caratinga project with a minimum guaranteed margin to cover the debt servicing. The puts were structured to ensure that the financial institutions participating in the financing of the development of the fields receive the price required to generate the minimum required return on investment. The Company accounts for the put options on a mark to market basis. During 2003 and 2002, the Company realized a net gain and US $7 and US $8, respectively. During 2004 the Company realized no gain or losses.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

22.	Derivative instruments, hedging and risk management activities (Continued)

(d)	Risk Management activity at PEPSA

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

As of December 31, 2004, PEPSA did not have commodity derivative transactions that qualify for hedge accounting purposes in accordance with SFAS No. 133 – Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). PEPSA accounted for a loss of US $233 for the year ended December 31, 2004, due to derivative financial instruments that do not qualify for hedge accounting.

Additionally, PEPSA holds an interest rate contract to manage the volatility of the LIBOR rate implied in a Class C negotiable instrument, establishing the respective interest rate at 7.93% annually. If these instruments were to be liquidated, considering the rates used at the date, a net loss of approximately US $1 would be recorded. This contract qualifies for hedge accounting in accordance with SFAS 133.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

23.	Natural gas derivative contract

In connection with the long-term contract to buy gas (“The Gas Supply Agreement” or “GSA”) to supply thermoelectric plants and for other uses in Brazil, the Company entered into a contract, effective October 2002, with a gas producer that constituted a derivative financial instrument under SFAS 133. This contract, the Natural Gas Price Volatility Reduction Contract (the “PVRC”), with maturity in 2019, was executed with the purpose to reduce the volatility of price under the GSA. The counterparty to the PVRC is one of the gas producers that sell to the supplier under the GSA contract. Therefore, the PVRC refers to the same volumes of natural gas sold by the counterparty to the supplier under the GSA, and uses the same pricing index as the GSA contract and thus works as an economic hedge. The volume covered by the PVRC represents approximately 43% of the anticipated volume under the GSA.

The terms of the PVRC include a straight fixed for floating price swap for the period between inception and 2004, and for the period from 2005 to 2019, a collar with Petrobras receiving cash payments when the calculated price is over the established ceiling and Petrobras making cash payments when the price is below the established floor, with no cash payments being made when the price is between the ceiling and the floor.

The PVRC is being accounted for under SFAS 133 as a derivative instrument, since the Company did not satisfy the documentation required for hedge accounting, and is being marked to its calculated fair value with changes in such value recognized in income. At inception, the PVRC had a positive value to Petrobras of US $169, which is deemed a deferred purchase incentive and is being amortized into income on the basis of the volumes anticipated under the PVRC. The liability was US $153 at December 31, 2004 and generated a gain in the amount of US $11, net of deferred tax effect of US $5.

As of December 31, 2004, the Company recorded a derivative asset based on the fair value calculation in the amount of US $635, and a mark-to-market (or “MTM”) gain in the amount of US $365, net of deferred tax effect of US $188. Such MTM gains represent the increased value of the derivative from inception to December 31, 2004. The derivative gains are recorded as a component of financial income. The effects of the PVRC were not recognized from inception but the impact was immaterial and has been cumulatively recognized in 2004.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

23.	Natural gas derivative contract (Continued)

Considering that there are no market quotations for natural gas for such a long duration as that of the PVRC, the fair value was calculated based on simulation using a mean reversion model developed by Petrobras. The most significant model assumptions at December 31, 2004 include starting prices of crude oil of US $39.53 per barrel, an average fuel oil basket (i.e., the price index of the GSA) of US $23.58 per barrel and a volatility of crude oil of 25% a.a. Other parameters of the model, including the long run average of crude oil, fule oil spread to crude, correlations and inflation indexes were estimated based on historical averages.

A US $1 per barrel increase in the market price of crude under the PVRC would result in a US $24 million increase in the fair value of the derivative at December 31, 2004.

As indicated above, the accounting impacts recognized are in accordance with SFAS 133, whereas the economic impact and cash flow results of the transaction are to fix the price paid for natural gas imports within a range and to receive or pay cash for price fluctuations under the GSA beyond those capped amounts. Such ceiling and floor amounts in the PVRC allow the purchase of natural gas at a price level appropriate to Petrobras, which then sells the gas in local market to distributors at a price level that will allow the sustained development of the natural gas market in Brazil.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

24.	Financial instruments (Continued)

(a)	Concentrations of credit risk (Continued)

The Company takes several measures to reduce its credit risk to acceptable levels. All cash equivalents in Brazil are maintained with major banks. Time deposits in U.S. dollars are placed with creditworthy institutions in the United States. Additionally, all of the Company’s available for sale securities and derivative contracts are either exchange traded or maintained with creditworthy financial institutions. The Company monitors its credit risk associated with trade receivables by routinely assessing the creditworthiness of its customers. At December 31, 2004 and December 31, 2003, the Company’s trade receivables were primarily maintained with large distributors.

(b)	Fair value

Fair values are derived either from quoted market prices where available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end. Fair values of cash and cash equivalents, trade receivables, the Petroleum and Alcohol account, short-term debt and trade payables approximate their carrying values. The fair value for the Company’s available for sale government securities equals their carrying value.

The fair values of other long-term receivables and payables do not differ materially from their carrying values.

The Company’s debt included US $12,145 at December 31, 2004 and US $11,888 at December 31, 2003 and had estimated fair values of US $12,725 and US $12,690, respectively. The Company’s project financings obligation, resulting from FIN 46 consolidation was US $4,399 at December 31, 2004 and US $5,066 at December 31, 2003, and had an estimated fair value of US $4,470 and US $5,115, respectively.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

25.	Segment information

The following segment information has been prepared in accordance with SFAS No. 131 - Disclosure about Segments of an Enterprise and Related information (“SFAS 131”). The Company operates under the following segments, which are described as follows:

•	Exploration and Production - This segment includes the Company’s exploration, production development and production activities of oil, liquefied natural gas and natural gas in Brazil, for the purpose of supplying refineries in Brazil as well as selling surplus Brazilian production in domestic and foreign markets and limited oil trading activities.

•	Supply - This segment includes the Company’s refining, logistic, transportation and commercialization activities for oil, oil products and fuel alcohol. Additionally, this segment includes petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and the Company’s two domestic fertilizer plants.

•	Distribution - This segment represents the oil product and fuel alcohol distribution activities conducted by the Company’s majority owned subsidiary, Petrobras Distribuidora S.A. - BR in Brazil.

•	Gas and Energy - This segment currently encompasses the commercialization and transportation of natural gas produced in or imported into Brazil. Additionally, this segment includes the Company’s domestic electric energy commercialization activities as well as investments in domestic natural gas transportation companies, state owned natural gas distributors and thermoelectric companies.

•	International - This segment represents the Company’s international Exploration and Production, Supply, Distribution and Gas and Energy activities conducted in 13 countries outside Brazil.

The items that cannot be attributed to the other areas are allocated to the group of corporate entities, especially those linked with corporate financial management, overhead related with central administration and other expenses, including actuarial expenses related with the pension and health-care plans.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

25.	Segment information (Continued)

The accounting information by business area was prepared based on the assumption of controllability, for the purpose of attribution to the business areas only items over which these areas have effective control.

The main criteria used to record the results and assets by business segments are summarized as follows:

•	Net operating revenues: these were considered to be the revenues from sales to third parties, plus revenues between the business segments, based on the internal transfer prices established by the areas;

•	Costs and expenses includes the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment;

•	Assets: covers the assets relating to each segment.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25.	Segment information (Continued)

The following presents the Company’s assets by segment:

	As of December 31, 2004
	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Current assets	2,551	7,341	1,139	1,940	1,717	6,506	(1,768)	19,426

Cash and cash equivalents	878	496	178	490	104	4,710	—	6,856
Other current assets	1,673	6,845	961	1,450	1,613	1,796	(1,768)	12,570

Investments in non-consolidated companies and other investments	8	919	307	516	25	87	—	1,862

Property, plant and equipment, net	20,458	6,333	4,506	4,160	1,011	571	(19)	37,020

Non current assets	1,270	438	1,331	316	265	6,783	(5,629)	4,774

Petroleum and Alcohol account	—	—	—	—	—	282	—	282
Government securities	—	—	—	—	—	326	—	326
Other assets	1,270	438	1,331	316	265	6,175	(5,629)	4,166

Total assets	24,287	15,031	7,283	6,932	3,018	13,947	(7,416)	63,082

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25.	Segment information (Continued)

	As of December 31, 2004
	International
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total
Current assets	1,112	579	272	99	638	(760)	1,940

Cash and cash equivalents	151	45	2	6	286	—	490
Other current assets	961	534	270	93	352	(760)	1,450

Investments in non-consolidated companies and other investments	159	50	239	—	68	—	516

Property, plant and equipment, net	3,317	507	199	87	50	—	4,160

Non current assets	310	26	11	11	1,399	(1,441)	316

Other assets	310	26	11	11	1,399	(1,441)	316

Total assets	4,898	1,162	721	197	2,155	(2,201)	6,932

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25.	Segment information (Continued)

	As of December 31, 2003
	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Current assets	2,057	4,871	528	1,738	1,208	9,000	(1,968)	17,434

Cash and cash equivalents	1,042	575	109	445	33	6,140	—	8,344
Other current assets	1,015	4,296	419	1,293	1,175	2,860	(1,968)	9,090

Investments in non-consolidated companies and other investments	6	463	151	449	22	82	—	1,173

Property, plant and equipment, net	16,742	4,980	4,174	4,181	442	336	(50)	30,805

Non current assets	970	285	751	306	208	4,945	(3,265)	4,200

Petroleum and Alcohol account	—	—	—	—	—	239	—	239
Government securities	—	—	—	—	—	283	—	283
Other assets	970	285	751	306	208	4,423	(3,265)	3,678

Total assets	19,775	10,599	5,604	6,674	1,880	14,363	(5,283)	53,612

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25.	Segment information (Continued)

	As of December 31, 2003
	International
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total
Current assets	806	463	167	71	670	(439)	1,738

Cash and cash equivalents	178	42	4	5	216	—	445
Other current assets	628	421	163	66	454	(439)	1,293

Investments in non-consolidated companies and other investments	128	121	199	—	1	—	449

Property, plant and equipment, net	3,301	565	202	64	49	—	4,181

Non current assets	166	12	—	15	1,664	(1,551)	306

Other assets	166	12	—	15	1,664	(1,551)	306

Total assets	4,401	1,161	568	150	2,384	(1,990)	6,674

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25.	Segment information (Continued)

Revenues and net income by segment are as follows:

	Year ended December 31, 2004
	Exploration and Production	Supply	Gas and Energy	International (see separate Disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	2,487	20,046	1,505	3,085	10,329	—	—	37,452
Inter-segment net operating revenues	16,384	8,702	515	519	159	—	(26,279)	—

Net operating revenues	18,871	28,748	2,020	3,604	10,488	—	(26,279)	37,452

Cost of sales	(7,093)	(25,897)	(1,995)	(1,870)	(9,471)	—	26,023	(20,303)
Depreciation, depletion and amortization	(1,322)	(548)	(100)	(423)	(59)	(29)	—	(2,481)
Exploration, including exploratory dry holes and impairment	(470)	—	(13)	(195)	—	—	—	(678)
Selling, general and administrative expenses	(235)	(960)	(178)	(335)	(567)	(626)	—	(2,901)
Research and development expenses	(109)	(53)	(9)	(2)	(2)	(73)	—	(248)
Other operating expenses	(41)	(44)	(110)	(64)	—	—	—	(259)

Costs and expenses	(9,270)	(27,502)	(2,405)	(2,889)	(10,099)	(728)	26,023	(26,870)

Equity in results of non-consolidated companies	—	12	68	92	—		—	172
Financial income (expenses), net	(143)	82	730	(417)	(3)	(621)	—	(372)
Employee benefit expense	—	—	—	—	—	(650)	—	(650)
Other taxes	(12)	(25)	(30)	(47)	(54)	(272)	—	(440)
Other expenses, net	(46)	11	(87)	6	(80)	(161)	—	(357)

Income (loss) before income taxes and minority interest	9,400	1,326	296	349	252	(2,432)	(256)	8,935

Income tax benefits (expense)	(3,217)	(438)	(32)	42	(52)	1,377	89	(2,231)

Minority interest	(222)	(34)	(110)	(148)	—	—	—	(514)

Net income (loss)	5,961	854	154	243	200	(1,055)	(167)	6,190

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25.	Segment information (Continued)

	Year ended December 31, 2004
	International
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	713	1,084	405	865	18	—	3,085
Inter-segment net operating revenues	1,087	1,076	26	15	—	(1,685)	519

Net operating revenues	1,800	2,160	431	880	18	(1,685)	3,604

Cost of sales	(461)	(1,797)	(337)	(940)	(16)	1,681	(1,870)
Depreciation, depletion and amortization	(327)	(63)	(12)	(10)	(11)	—	(423)
Exploration, including exploratory dry holes and impairment	(195)	—	—	—	—	—	(195)
Selling, general and administrative expenses	(111)	(53)	(11)	(61)	(99)	—	(335)
Research and development expenses	—	—	—	—	(2)	—	(2)
Other operating expenses	(64)	—	—	—	—	—	(64)

Costs and expenses	(1,158)	(1,913)	(360)	(1,011)	(128)	1,681	(2,889)

Equity in results of non-consolidated companies	8	21	6	—	56	1	92
Financial income (expenses), net	(303)	(6)	—	—	(108)	—	(417)
Other taxes	(16)	(7)	—	(7)	(17)	—	(47)
Other expenses, net	3	9	12	(2)	(16)	—	6

Income (loss) before income taxes and minority interest	334	264	89	(140)	(195)	(3)	349

Income tax benefits (expense)	(146)	(51)	(18)	10	247	—	42

Minority interest	6	(5)	(2)	(4)	(143)	—	(148)

Net income (loss)	194	208	69	(134)	(91)	(3)	243

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25.	Segment information (Continued)

	Year ended December 31, 2003
	Exploration and Production	Supply	Gas and Energy	International (see separate Disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	2,369	17,292	1,229	2,030	7,877	—	—	30,797
Inter-segment net operating revenues	13,329	6,695	250	129	138	—	(20,541)	—

Net operating revenues	15,698	23,987	1,479	2,159	8,015	—	(20,541)	30,797

Cost of sales	(6,154)	(20,207)	(1,045)	(1,135)	(7,257)	—	20,382	(15,416)
Depreciation, depletion and amortization	(955)	(397)	(87)	(288)	(29)	(29)	—	(1,785)
Exploration, including exploratory dry holes and impairment	(452)	—	—	(130)	—	—	—	(582)
Selling, general and administrative expenses	(123)	(732)	(149)	(208)	(416)	(554)	91	(2,091)
Research and development expenses	(92)	(50)	(6)	—	—	(53)	—	(201)
Other operating expenses	(209)	(61)	—	(56)	—	—	—	(326)

Costs and expenses	(7,985)	(21,447)	(1,287)	(1,817)	(7,702)	(636)	20,473	(20,401)

Equity in results of non-consolidated companies	—	25	56	62	—	(2)	—	141
Financial income (expenses), net	(317)	146	(78)	(129)	(62)	506	(202)	(136)
Employee benefit expense	—	—	—	—	—	(595)	—	(595)
Other taxes	(9)	(24)	(19)	(25)	(48)	(208)	—	(333)
Other expenses, net	(15)	(39)	(387)	1	(1)	(259)	—	(700)

Income (loss) before income taxes and minority interest and accounting change	7,372	2,648	(236)	251	202	(1,194)	(270)	8,773

Income tax benefits (expense)	(2,506)	(874)	196	(154)	(63)	698	40	(2,663)

Minority interest	(59)	(31)	(156)	(1)	(1)	—	—	(248)

Income before effect of change in accounting principle	4,807	1,743	(196)	96	138	(496)	(230)	5,862

Cumulative effect of change in accounting principle, net of taxes	697	—	—	—	—	—	—	697

Net income (loss)	5,504	1,743	(196)	96	138	(496)	(230)	6,559

Net operating revenues and Costs of sales relative to 2003 were reclassified between the International segment and Supply segment in relation to offshore operations that were being allocated to the international segment. There was no significant impact on the results reported for these segments.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25.	Segment information (Continued)

	Year ended December 31, 2003
	International
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	535	730	159	592	14	—	2,030
Inter-segment net operating revenues	534	633	3	29	—	(1,070)	129

Net operating revenues	1,069	1,363	162	621	14	(1,070)	2,159

Cost of sales	(300)	(1,215)	(103)	(585)	(14)	1,082	(1,135)
Depreciation, depletion and amortization	(223)	(46)	(11)	(4)	(4)	—	(288)
Exploration, including exploratory dry holes and impairment	(130)	—	—	—	—	—	(130)
Selling, general and administrative expenses	(59)	(34)	(2)	(32)	(81)	—	(208)
Other operating expenses	(56)	—	—	—	—	—	(56)

Costs and expenses	(768)	(1,295)	(116)	(621)	(99)	1,082	(1,817)

Equity in results of non-consolidated companies	2	6	(2)	—	56	—	62
Financial income (expenses), net	(100)	(11)	—	—	(18)	—	(129)
Other taxes	(3)	(5)	—	(5)	(12)	—	(25)
Other expenses, net	(17)	(9)	7	—	20	—	1

Income (loss) before income taxes and minority interest	183	49	51	(5)	(39)	12	251

Income tax benefits (expense)	(132)	(2)	—	—	(20)	—	(154)

Minority interest	3	(2)	(1)	(1)	—	—	(1)

Net income (loss)	54	45	50	(6)	(59)	12	96

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25.	Segment information (Continued)

	Year ended December 31, 2002
	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	2,346	12,073	747	986	6,460	—	—	22,612
Inter-segment net operating revenues	10,700	5,269	170	99	102	—	(16,340)	—

Net operating revenues	13,046	17,342	917	1,085	6,562	—	(16,340)	22,612

Cost of sales	(4,829)	(15,242)	(594)	(812)	(5,861)	—	15,832	(11,506)
Depreciation, depletion and amortization	(1,378)	(358)	(45)	(106)	(24)	(19)	—	(1,930)
Exploration, including exploratory dry holes and impairment	(449)	—	—	(61)	—	—	—	(510)
Selling, general and administrative expenses	(177)	(584)	(54)	(90)	(442)	(394)	—	(1,741)
Research and development expenses	(74)	(37)	(5)	—	—	(31)	—	(147)

Costs and expenses	(6,907)	(16,221)	(698)	(1,069)	(6,327)	(444)	15,832	(15,834)

Equity in results of non-consolidated companies	—	11	(94)	(95)	—	—	—	(178)
Financial income (expenses), net	(943)	(13)	(18)	31	5	(762)	—	(1,700)
Employee benefit expense	—	(2)	—	—	(14)	(435)	—	(451)
Other taxes	—	(18)	(9)	(12)	(36)	(285)	—	(360)
Other expenses, net	(160)	5	(495)	14	(10)	(231)	20	(857)

Income (loss) before income taxes and minority interest	5,036	1,104	(397)	(46)	180	(2,157)	(488)	3,232

Income tax benefits (expense)	(1,623)	(386)	(104)	(64)	(58)	914	168	(1,153)

Minority interest	—	(7)	311	(4)	(31)	(37)	—	232

Net income (loss)	3,413	711	(190)	(114)	91	(1,280)	(320)	2,311

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25.	Segment information (Continued)

	Year ended December 31, 2002
	International
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	96	473	36	377	4	—	986
Inter-segment net operating revenues	188	445	—	—	—	(534)	99

Net operating revenues	284	918	36	377	4	(534)	1,085

Cost of sales	(75)	(848)	(30)	(391)	(2)	534	(812)
Depreciation, depletion and amortization	(87)	(13)	—	(5)	(1)	—	(106)
Exploration, including exploratory dry holes and impairment	(61)	—	—	—	—	—	(61)
Selling, general and administrative expenses	(29)	(9)	—	(19)	(33)	—	(90)

Costs and expenses	(252)	(870)	(30)	(415)	(36)	534	(1,069)

Equity in results of non-consolidated companies	—	—	—	—	(95)	—	(95)
Financial income (expenses), net	6	(7)	(6)	—	38	—	31
Other taxes	(1)	(3)	—	(4)	(4)	—	(12)
Other expenses, net	9	(2)	—	1	6	—	14

Income (loss) before income taxes and minority interest	46	36	—	(41)	(87)	—	(46)

Income tax benefits (expense)	(50)	—	—	—	(14)	—	(64)

Minority interest	(1)	(4)	—	—	1	—	(4)

Net income (loss)	(5)	32	—	(41)	(100)	—	(114)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25.	Segment information (Continued)

Capital expenditures incurred by segment for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Year ended December 31,
	2004	2003	2002
Exploration and Production	4,574	3,658	3,156
Supply	1,367	1,451	945
Gas and Energy	782	694	268
International
Exploration and Production	666	428	224
Supply	43	18	8
Distribution	12	33	2
Gas and Energy	6	1	4
Distribution	47	106	139
Corporate	221	162	165

	7,718	6,551	4,911

The Company’s gross sales, classified by geographic destination, are as follows:

	Year ended December 31,
	2004	2003	2002
Brazil	40,905	34,025	27,410
International	11,049	8,665	5,577

	51,954	42,690	32,987

The total amounts sold of products and services to the two major customers in 2004 were US $4,269 and US $3,108 (US $3,498 and US $2,688 in 2003; and US $2,693 and US $2,549 in 2002).

PETROLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

26.	Related party transactions

The Company is controlled by the Federal Government and has numerous transactions with other state-owned companies in the ordinary course of its business.

Transactions with major related parties resulted in the following balances:

	As of December 31,
	2004		2003
	Assets	Liabilities	Assets	Liabilities
PETROS (Pension fund)	326	9	283	38
Banco do Brasil S.A.	3,944	53	6,164	230
BNDES (Note 13 (b))	—	629	—	1,299
Federal Government	264	—	94	—
Restricted deposits for legal Proceedings	418	—	297	—
Government securities	87	—	38	—
Petroleum and Alcohol account - Receivable from Federal Government (Note 12)	282	—	239	—
Others	1,241	58	941	57

	6,562	749	8,056	1,624

Current	4,712	121	6,872	128

Long-term	1,850	628	1,184	1,496

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

26.	Related party transactions (Continued)

These balances are included in the following balance sheet classifications:

	As of December 31,
	2004		2003
	Assets	Liabilities	Assets	Liabilities
Assets
Current
Cash and cash equivalents	3,906	—	6,128	—
Accounts receivable (Note 7)	278	—	284	—
Other current assets	528	—	460	—

Other
Accounts receivable (Note 7)	275	—	199	—
Government securities	45	—	38	—
Petroleum and Alcohol account - receivable from Federal Government (Note 12)	282	—	239	—
Restricted deposits for legal proceedings	418	—	297	—
Pension Fund	326	—	283	—
Other assets	504	—	128	—

Liabilities
Current
Current portion of long-term debt	—	80	—	59
Current liabilities	—	41	—	69

Long-term
Long-term debt	—	500	—	1,212
Other liabilities	—	73	—	284

	6,562	694	8,056	1,624

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

26.	Related party transactions (Continued)

The principal amounts of business and financial operations carried out with related parties are as follows:

	Year ended December 31,
	2004		2003		2002
	Income	Expense	Income	Expense	Income	Expense
Sales of products and services
BRASKEM S.A.	1,049	—	754	—	631	—
Centrais Elet. do Norte do Brasil
S.A. – Eletronorte	—	—	205	—	159	—
COPESUL S.A.	501	—	545	—	265	—
Manaus Energia S.A.	—	—	425	—	272	—
Petroquímica União S.A.	828	(15)	543	—	350	—
Others	582	—	729	(164)	638	(308)

Financial income
Petroleum and Alcohol account - Receivable from Federal
Government (Note 12)	4	—	10	—	2	—
Government securities	3	—	71	—	84	—
Others	(113)	—	155	—	760	—
Financial expenses	—	13	—	(178)	—	(234)
Other expenses, net	2	—	—	—	—	(29)

	2,856	(2)	3,437	(342)	3,161	(571)

27.	Accounting for suspended exploratory wells

The Company’s accounting for exploratory drilling costs is governed by Statement of Financial Accounting Standards No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies” (SFAS No. 19). On April 4, 2005, the Financial Accounting Standards Board (FASB) adopted FASB Staff Position (FSP SFAS 19-A) that amended SFAS No. 19 with respect to the deferral of exploratory drilling costs.

Costs the Company has incurred to drill exploratory wells that find commercial quantities of oil and gas are carried as assets on its balance sheet under the classification “unproved oil and gas properties.” Each year, the Company writes off the costs of these wells unless (1) the well is in an area requiring major capital expenditure before production can begin and (2) additional exploratory drilling is under way or firmly planned to determine whether the capital expenditure is justified.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

27.	Accounting for suspended exploratory wells (Continued)

As of December 31, 2004, the total amount of unproved oil and gas properties was US $1,684, and of that amount US $840 (US $779 of which related to projects in Brazil) represented costs that had been capitalized for more than one year, which generally are a result of (1) extended exploratory activities associated with offshore production and (2) the transitory effects of deregulation in the Brazilian oil and gas industry, as described below.

In 1998, the Company’s government-granted monopoly ended and the Company signed concession contracts with the Agência Nacional de Petróleo (National Petroleum Agency, or ANP) for all of the areas the Company had been exploring and developing prior to 1998, which consisted of 397 concession blocks. Since 1998, the ANP has conducted competitive bidding rounds for exploration rights, which has allowed the Company to acquire additional concession blocks. After a concession block is found to contain a successful exploratory well, we must submit an “Evaluation Plan” to the ANP for approval. This Evaluation Plan details the drilling plans for additional exploratory wells. An Evaluation Plan is only submitted for those concession areas where technical and economic feasibility analyses on existing exploration wells evidence justification for completion of such wells. Until the ANP approves the Evaluation Plan, the drilling of additional exploratory wells cannot commence. If companies do not find commercial quantities of oil and gas within a specific time period, generally 4-6 years depending on the characteristics of the exploration area, then the concession block must be relinquished and returned to the ANP. Because the Company was forced to assess a large volume of concession blocks in a limited time frame even when an exploratory well has found sufficient reserves to justify completion and additional wells are firmly planned, finite resources and expiring time frames in other concession blocks have dictated the timing of the planned additional drilling.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

27.	Accounting for suspended exploratory wells (Continued)

The following table shows the net changes in capitalized exploratory drilling costs during 2004, 2003 and 2002:

Unproved Oil and Gas Properties
	2004	2003	2002
Beginning balance at January 1	1,903	875	712
Additions	736	862	607
Acquisition of reserves	—	267	—
Write offs	(490)	(220)	(203)
Transfers to proved reserves	(551)	(37)	(52)
Cumulative Translation Adjustment	86	156	(189)

Ending balance at December 31	1,684	1,903	875

The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed and the number of projects for which exploratory well costs have been capitalized for a period greater than one year since the completion of the drilling:

Aging of Capitalized Exploratory Well Costs
	At December 31,
	2004	2003	2002
Capitalized exploratory well costs that have been capitalized for a period of one year or less	844	1,542	525
Capitalized exploratory well costs that have been capitalized for a period greater than one year	840	361	350

Balance at December 31	1,684	1,903	875

Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	40	23	34

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

27.	Accounting for suspended exploratory wells (Continued)

Of the US $840 for 40 projects that include wells suspended for more than one year since the completion of drilling, approximately US $766 are associated with 26 offshore projects. Activities associated with assessing the reserves and the projects’ economic viability include, but are not limited to: (a) US $224 – negotiations with potential customers of natural gas (three projects), (b) US $60 – discussions with operators for the joint development of two projects and (c) US $54 – negotiation of commercial terms with partner. Included in the US $840 of exploratory well costs that have been capitalized for a period of greater than one year since the completion of drilling is US $321.5 associated with 29 wells completed before 2002.

Additionally, for each of the 40 projects that include wells suspended for more than one year since the completion of drilling, we have submitted an “Evaluation Plan” to the ANP for approval. As described above, the submission of an Evaluation Plan indicates that the Company has found the wells to have economic feasibility.

The adoption of SFAS 19, as amended, will not have a material effect on its financial position or results of operations for any period.

28.	Subsequent events

(a)	PDET Offshore – project financing commitment

On March 2, 2005, the Company completed the negotiations and executed the documents for raising permanent financing for the Project. The loan comprises a total of US $910, provided by Japan Bank for International Cooperation, a group of Commercial Banks, led by Mizuho Corporate Bank, and a consortium between Mitsubishi Corporation and Marubeni Corporation. The project finance structure utilizes a special purpose company named PDET Offshore S.A., which is the entity to borrow the funds, to own all Project assets and to rent such assets to Petrobras for 12 years, counted from the date of completion of the assets or March 2007, whichever happens first.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

28.	Subsequent events (Continued)

(b)	MPX (Termoceará) acquisition

On March 24, 2005, a Term Sheet was signed with MPX, owner of the thermoelectric power plant Termoceará in the northeastern state of Ceará, containing terms and conditions for suspension of the arbitration proceedings and court lawsuits underway. After signature of the Term Sheet, a due diligence process was begun and a Consortium Agreement was signed, and the obligations of other related contracts were suspended for a period of 90 days. If the process for the due diligence and detailing of the acquisition operation occurs satisfactorily, the Participation Agreement is to be transformed into a Sale Agreement. The total price of the company, as agreed between the parties, is US$ 137 million, including settlement of debts. This thermoelectric plant is consolidated in the financial statements of 2003 and 2004 as a FIN 46 variable interest entity to which Petrobras is the primary beneficiary. Upon acquisition of a 100% equity interest in MPX, Petrobras will account for the transaction under FAS 141 as a purchase business combination.

(c)	Acquisition of Sociedade Fluminense de Energia

The documentation pursuant to the acquisition of Sociedade Fluminense de Energia (SFE), the owner of Eletrobolt, was signed April 29, 2005, thus concluding the acquisition process. The agreed-upon price of its shares is US$ 65 million. With this acquisition, the Consortium Agreement has been terminated and all the obligations arising thereunder have ceased.

(d)	Increase in Equity Stake

On April 8, 2005, PETROBRAS received correspondence from the law firm Pinheiro Netos Advogados, attorneys for Alliance Capital Management L.P., a limited partnership organized and existing in accordance with the Laws of the State of Delaware, United States of America, with registered offices at 1345 Avenue of the Americas, in the City of New York, State of New York, U.S.A. (“ACMLP”), in its capacity as manager of funds and/or investments of discretionary clients domiciled overseas, communicating in the manner prescribed by Article 12, heading, of CVM Instruction No. 358/02, that they had acquired through stock market transactions carried out either directly or through American Depositary Receipts — ADR - the amount of 23.859.771 (twenty-three million, eight hundred and fifty-nine thousand, seven hundred and seventy-one) preferred shares issued by PETROBRAS, a portion that corresponds to 5,16% of the Company’s preferred stock. This operation involves a minority investment that does not alter either the Company’s ownership or administrative structure.

ACMLP does not aim to hold any quantity of shares issued by the Company and nor do any of its subsidiaries or associated companies hold securities issued by the Company.

There are no share-convertible debentures held either directly or indirectly by ACMLP or by any parties related to it, nor is there any agreement or contract regulating voting rights or the purchase and sale of securities issued by the Company to which ACMLP or any party related to it is a party.

(e)	Stockholders Agreement for Braskem S.A

On April 29, 2005, ODEBRECHT S.A., NORDESTE QUÍMICA S.A. - NORQUISA, ODBPAR INVESTIMENTOS S.A. and PETROBRAS QUÍMICA S.A. - PETROQUISA signed, with the agreement of their respective parent companies, BRASKEM S.A. and PETRÓLEO BRASILEIRO S.A. - PETROBRAS, a Second Addendum to the Stockholders Agreement of BRASKEM, which rescinds the First Addendum and upholds the terms of the memorandum agreement signed in July 03, 2001. The parties have decided to alter the terms and conditions for exercising the option to purchase common shares issued by BRASKEM, granting PETROQUISA the right to own up to 30% of the voting capital of BRASKEM. The Option to be exercised at the discretion of PETROQUISA is valid until December 31, 2005. If the Option is exercised, payment for the shares under the Option is to be made by PETROQUISA contributing to BRASKEM: (a) its equity stakes in petrochemical companies 1ocated at the Petrochemical Complex in Triunfo, State of Rio Grande do Sul, as well as (b) equity stakes in other petrochemical companies considered strategic by BRASKEM. The shares purchased pursuant to the Option shall be appraised based upon the economic value of BRASKEM, as calculated from a discounted cash flow criterion, without consideration of premium, and the value of the Assets to be contributed to BRASKEM by PETROQUISA shall likewise be appraised according to the economic value of the companies involved, obtained based on the discounted cash flow criterion, valued according to the same criteria and on the same base date, without consideration of premium. The Second Addendum took effect April 29, 2005 and will remain in effect until December 31, 2005.

(f)	Review of operating agreements in Venezuela

In April 2005, the Venezuelan Ministry of Energy and Oil (MEP) ordered the company Petróleos de Venezuela S.A. (PDVSA) to review the 32 operating agreements signed by its subsidiaries with oil companies between 1992 and 1997, including the agreements entered into by Petrobras Energia Venezuela S.A., subsidiary of PESA which governs the exploration of the Oritupano Leona, La Concepción, Acema and Mata areas. According to the MEP, these operating agreements include clauses that are in direct conflict with the nature of a services agreement, as defined by the 1975 Organic Law of Venezuela which preserves the State’s absolute right to produce and sell hydrocarbons.

Pursuant to these new rulings, necessary measures to conform the agreements, currently in the form of variable capital companies, must be adopted within a 6-month period, and the federal government, through PDVSA, shall be required to hold an interest of more than 50%. In relation to the contracts previously executed, the MEP issued instructions to PDVSA that the total amount of the accumulated payments contracted during any one fiscal year may not exceed 66.67% of the value of the hydrocarbons produced under the corresponding arrangement. On April 15, 2005, PDVSA notified Petrobras Energia Venezuela S.A. of this situation and informed it that shortly the MEP would be setting the date to begin the relevant discussions.

Without express agreement as to the propriety of the claims and rulings asserted by MEP / PDVSA as to the legal standing of the operating arrangements, PESA indicated willingness to begin conversations with PDVSA and Corporacion Venesolana de Petróleo in order to make the required adaptations to the agreements with current validity effect, such that such agreements may continue.

Company management cannot predict either the future development of this contractual review process or the consequences of the results of operations or financial position of the Company in Venezuela.

(g)	Development of a field in Nigeria

In May of 2005, the NNPC (Nigerian National Petroleum Corporation) authorized the development of the Akpo offshore oil field, located in Block OML 130. PETROBRAS has a 16% participation in the field and contributed to the exploration and discovery of such in 2000. Respective to the Block, PETROBRAS acts in partnership with the French company, Total, which is the operator, and together with the NNPC and the South Atlantic Petroleum Ltd (Sapetro - a private Nigerian company).

The Akpo Field contains natural and condensed gas reserves and is located 200 km from the Nigerian city of Port Harcourt, in deep waters ranging from 1.100 to 1.700 meters. The Akpo development project encompasses the drilling of 22 production wells, 20 water-injection wells, and 2 gas-injection wells that will be connected to a Floating, Production, Storage and Offloading (FPSO) production unit, with capacity of 2 million barrels. Once operational, expected to occur at the end of 2008, Akpo anticipates a maximum production of 225 thousand barrels of oil equivalent per day, 80% of which will be high quality Light/condensed gas. Crude oil will be transported to vessels moored 2 km from the FPSO. The gas will reach the Bonny Island Liquid Natural Gas plant through a 150-km gas pipeline passing through the Amenan/Kpono platforms, located on the Nigerian continental shelf.

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

PRODUCTION ACTIVITIES (UNAUDITED) (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(i)	Capitalized costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

	As of December 31, 2004
	Brazil	International	Worldwide
Unproved oil and gas properties	1,101	583	1,684
Proved oil and gas properties	14,976	3,746	18,722
Support equipment	10,464	935	11,399

Gross capitalized costs	26,541	5,264	31,805
Depreciation and depletion	(12,038)	(2,128)	(14,166)

	14,503	3,136	17,639

Construction and installations in progress	5,955	181	6,136

Net capitalized costs	20,458	3,317	23,775

	As of December 31, 2003
	Brazil	International	Worldwide
Unproved oil and gas properties	1,253	650	1,903
Proved oil and gas properties	11,924	3,835	15,759
Support equipment	10,336	516	10,852

Gross capitalized costs	23,513	5,001	28,514
Depreciation and depletion	(11,458)	(1,830)	(13,288)

	12,055	3,171	15,226

Construction and installations in progress	4,687	130	4,817

	16,742	3,301	20,043
Company’s share by unconsolidated affiliates	—	78	78

Net capitalized costs	16,742	3,379	20,121

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED) (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(ii)	Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Year ended December 31, 2004
	Brazil	International (1)	Worldwide
Property acquisitions
Unproved	156	17	173
Exploration costs	1,003	250	1,253
Development costs	3,591	404	3,995

	4,750	671	5,421

	Year ended December 31, 2003
	Brazil	International (1)	Worldwide
Property acquisitions
Proved	—	2,255	2,255
Unproved	7	6	13
Exploration costs	827	96	923
Development costs	3,025	285	3,310

	3,859	2,642	6,501

	Year ended December 31, 2002
	Brazil	International	Worldwide
Property acquisitions
Proved	—	15	15
Unproved	12	4	16
Exploration costs	725	104	829
Development costs	2,691	82	2,773

	3,428	205	3,633

(1)	Includes PEPSA as of December 31, 2003 and 2004. See also Note 20 for more information.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED) (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(iii)	Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ending December 31, 2004, 2003 and 2002 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the supply segment in Brazil. The prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company after January 1, 2002, when full price deregulation began. Gas prices used are contracted prices to third parties.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED) (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(iii)	Results of operations for oil and gas producing activities (Continued)

	Year ended December 31, 2004
	Brazil	International (1)	Worldwide
Net operating revenues:
Sales to third parties (2)	2,308	713	3,021
Intersegment (2)	16,001	1,087	17,088

	18,309	1,800	20,109

Production costs (3)	(6,771)	(461)	(7,232)
Exploration expenses	(418)	(195)	(613)
Depreciation, depletion, amortization	(1,322)	(327)	(1,649)
Impairment of oil and gas properties	(51)	—	(51)
Other operating expenses	(41)	(64)	(105)

Results before income taxes	9,706	753	10,459
Income tax expense	(3,396)	(278)	(3,674)

Results of operations (excluding corporate overhead and interest cost)	6,310	475	6,785

	Year ended December 31, 2003
	Brazil	International (1)	Worldwide
Net operating revenues:
Sales to third parties	2,369	535	2,904
Intersegment	13,329	534	13,863

	15,698	1,069	16,767

Production costs	(6,154)	(355)	(6,509)
Exploration expenses	(387)	(87)	(474)
Depreciation, depletion, amortization	(955)	(217)	(1,172)
Impairment of oil and gas properties	(65)	(5)	(70)
Other operating expenses	(209)	(56)	(265)

Results before income taxes	7,928	349	8,277
Income tax expense	(2,767)	(103)	(2,870)

	5,161	246	5,407
Company’s share of unconsolidated affiliates	—	3	3

Results of operations (excluding corporate overhead and interest cost)	5,161	249	5,410

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED) (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(iii)	Results of operations for oil and gas producing activities (Continued)

	Year ended December 31, 2002
	Brazil	International	Worldwide
Net operating revenues:
Sales to third parties	2,346	96	2,442
Intersegment	10,700	188	10,888

	13,046	284	13,330

Production costs	(4,829)	(75)	(4,904)
Exploration expenses	(392)	(43)	(435)
Depreciation, depletion, amortization	(1,378)	(87)	(1,465)
Impairment of oil and gas properties	(57)	(18)	(75)

Results before income taxes	6,390	61	6,451
Income tax expense	(2,173)	(58)	(2,231)

Results of operations (excluding corporate overhead and interest cost)	4,217	3	4,220

(1)	Includes PEPSA from June 1, 2003. PEPSA results are included for the full year 2004, see also Note 20.

(2)	Does not consider US $562 related to field processing activities, for which Petrobras has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in Petrobras’ net operating revenues of US $18,871 for the segment of E&P Brazil (Note 25).

(3)	Does not consider US $322 related to field processing activities, for which Petrobras has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in Petrobras’ cost of sales of US $7,093 for the segment of E&P Brazil (Note 25).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED) (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(iv)	Reserve quantities information

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2004, 2003 and 2002 are shown in the following table. Proved reserves are estimated by the Company’s reservoir engineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED) (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(iv)	Reserve quantities information (Continued)

A summary of the annual changes in the proved reserves of crude oil and natural gas follows:

	Oil (millions of barrels)			Gas (billions of cubic feet)
	Brazil	International	Worldwide	Brazil	International	Worldwide
Worldwide Net Proved Developed and Undeveloped Reserves
Reserves at December 31, 2001	7,652.8	96.0	7,748.8	6,885.3	2,162.2	9,047.5

Revisions of previous estimates	822.0	3.1	825.1	787.0	(49.8)	737.2
Improved recovery	(83.3)	—	(83.3)	(31.4)	—	(31.4)
Extensions and discoveries	971.5	10.8	982.3	133.6	9.2	142.8
Sales of reserves in place	—	23.6	23.6	—	71.5	71.5
Production for the year	(529.8)	(11.8)	(541.6)	(446.7)	(48.1)	(494.8)

Reserves at December 31, 2002	8,833.2	121.7	8,954.9	7,327.8	2,145.0	9,472.8

Revisions of previous estimates	(682.1)	(10.8)	(692.9)	459.3	(294.8)	164.5
Improved recovery	37.6	28.8	66.4	13.3	7.2	20.5
Extensions and discoveries	1,402.2	26.7	1,428.9	765.0	72.9	837.9
Purchase of reserves in place - PEPSA	—	602.8	602.8	—	1,346.9	1,346.9
Sales of reserves in place	—	(7.7)	(7.7)	—	(49.5)	(49.5)
Production for the year	(539.5)	(40.8)	(580.3)	(454.0)	(136.8)	(590.8)

Reserves at December 31, 2003	9,051.4	720.7 *	9,772.1	8,111.4	3,090.9 *	11,202.3

Revisions of previous estimates	(414.9)	(18,8)	(433.7)	(262.1)	276,4	14.3
Improved recovery	50.2	13.2	63,4	13.2	26.8	40.0
Extensions and discoveries	1,079.1	47.4	1,126.5	569.4	89.7	659.1
Purchase of reserves in place - PEPSA	—	0.6	0.6	—	18.5	18.5
Sales of reserves in place	—	—	—	—	—	—
Production for the year	(522.4)	(61,1)	(583.5)	(477.6)	(209,5)	(687.1)

Reserves at December 31, 2004	9,243.4	702.0 *	9,945.4	7,954.3	3,292.8 *	11,247.1

Net proved Developed Reserves
At January 1, 2001	3,780.8	80.1	3,860.9	3,614.3	1,368.4	4,982.7
At December 31, 2001	3,899.4	66.6	3,966.0	3,946.0	1,336.8	5,282.8
At December 31, 2002	3,912.9	94.7	4,007.6	3,892.5	2,043.9	5,936.4
At December 31, 2003	3,629.5	404.1	4,033.6	4,398.1	2,548.4	6,946.5
At December 31, 2004	4,129.8	383.1	4,512.9	4,427.6	2,495.2	6,922.8

(*)	Includes reserves of 228.6 million barrels of oil and 445.6 billions of cubic feet of gas in 2004 (235.5 million barrels of oil and 469.5 billions of cubic feet of gas in 2003) attributable to 41.38% minority interest in PEPSA, which is consolidated by Petrobras.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED) (Continued)

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED) (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

The arbitrary valuation prescribed under SFAS 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of PETROBRAS’ future cash flows or the value of its oil and gas reserves.

	Brazil	International	Worldwide
At December 31, 2004
Future cash inflows	366,045	24,222	390,267
Future production costs	(131,090)	(4,003)	(134,031)
Future development costs	(19,315)	(2,224)	(21,539)
Future income tax expenses	(74,758)	(5,889)	(81,011)

Undiscounted future net cash flows	140,882	12,106	153,686
10 percent midyear annual discount for timing of estimated cash flows	(69,397)	(5,423)	(75,034)
Company’s share by unconsolidated affiliates	—	121	121

Standardized measure of discounted future net cash flows	71,485	6,804 *	78,773

At December 31, 2003
Future cash inflows	216,112	20,881	236,993
Future production costs	(86,666)	(5,212)	(91,878)
Future development costs	(18,727)	(1,799)	(20,526)
Future income tax expenses	(38,982)	(4,651)	(43,633)

Undiscounted future net cash flows	71,737	9,219	80,956
10 percent midyear annual discount for timing of estimated cash flows	(36,215)	(4,013)	(40,228)
Company’s share by unconsolidated affiliates	—	91	91

Standardized measure of discounted future net cash flows	35,522	5,297 *	40,819

At December 31, 2002
Future cash inflows	210,063	6,759	216,822
Future production costs	(84,191)	(1,625)	(85,816)
Future development costs	(13,798)	(358)	(14,156)
Future income tax expenses	(37,934)	(1,906)	(39,840)

Undiscounted future net cash flows	74,140	2,870	77,010
10 percent midyear annual discount for timing of estimated cash flows	(36,932)	(1,364)	(38,296)

Standardized measure of discounted future net cash flows	37,208	1,506	38,714

(*)	Includes US $1,774 in 2004 (US $1,378 in 2003) attributable to 41.38% minority interest in PEPSA, which is consolidated by Petrobras.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

The following are the principal sources of change in the standardized measure of discounted net cash flows:

	Brazil			International			Worldwide
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Balance at January 1	35,522	37,208	20,911	5,297	1,506	1,035	40,819	38,714	21,946

Sales and transfers of oil and gas, net of production costs	(11,538)	(9,151)	(7,921)	(1,403)	(774)	(223)	(12,941)	(9,925)	(8,144)
Development costs incurred	3,591	3,025	2,691	404	273	82	3,808	3,298	2,773
Purchases of reserves	—	—	—	73	3,473	168	73	3,473	168
Sales of reserves	—	—	—		(49)	—		(49)	—
Extensions, discoveries and improved, recovery less related costs	12,881	6,294	3,908	1,079	535	121	13,960	6,829	4,029
Revisions of previous quantity estimates	(4,892)	(4,766)	6,189	(58)	(349)	(45)	(4,950)	(5,115)	6,144
Net changes in prices and production costs	51,115	(1,398)	18,500	2,042	630	613	53,157	(768)	19,113
Changes in future development costs	(292)	1,549	(673)	(504)	(347)	13	(609)	1,202	(660)
Accretion of discount	3,552	3,721	3,149	739	597	(26)	4,291	4,318	3,123
Net change in income taxes	(18,454)	(960)	(9,546)	(865)	(198)	(232)	(19,319)	(1,158)	(9,778)

Balance at December 31	71,485	35,522	37,208	6,804	5,297	1,506	78,289	40,819	38,714

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Board and Stockholder of

PETROBRAS INTERNATIONAL FINANCE COMPANY

We have audited the accompanying consolidated balance sheets of PETROBRAS INTERNATIONAL FINANCE COMPANY and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholder’s equity and cash flows, for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PETROBRAS INTERNATIONAL FINANCE COMPANY and its subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG

Auditores Independentes S/S

Paulo José Machado

Partner

Rio de Janeiro, Brazil

February 14, 2005

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Stockholders

Petrobras International Finance Company - PIFCO

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. - PETROBRAS)

In our opinion, the accompanying consolidated statements of operations, of cash flows and of changes in stockholders’ equity for the year ended December 31, 2002 present fairly, in all material respects, the results of operations and cash flows of Petrobras International Finance Company - PIFCO and its subsidiaries for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

February 13, 2003

PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, Brazil

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED BALANCE SHEETS

As of December 31, 2004 and 2003

(In thousands of US dollars)

	2004	2003
Assets
Current assets
Cash and cash equivalents	1,107,284	664,168
Marketable securities		267,073
Trade accounts receivable
Related parties	7,788,069	5,064,472
Others	153,249	109,415
Notes receivable - related parties	1,598,521	1,388,004
Inventories	165,450	6,443
Export prepayments – related parties	152,859	72,482
Restricted deposits for guarantees and others	91,227	81,976

	11,056,659	7,654,033

Property and equipment	502	41

Other assets
Marketable securities	1,864,815	348,758
Notes receivable - related parties	338,416	338,416
Assets related to export prepayments		300,000
Export prepayment – related parties	1,261,820	1,406,850
Restricted deposits for guarantees and prepaid expenses	147,970	148,510

	3,613,021	2,542,534

Total assets	14,670,182	10,196,608

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED BALANCE SHEETS

As of December 31, 2004 and 2003

(In thousands of US dollars, except for number of shares and per share amounts)

	2004	2003
Liabilities and stockholders’ equity

Current liabilities
Trade accounts payable
Related parties	562,139	270,950
Others	568,064	349,029
Notes payable - related parties	2,881,484	2,442,778
Short-term financing	456,156	852,390
Current portion of long term debt	224,738	224,002
Accrued interest	98,021	71,494
Unearned income - related parties	131,318	61,866
Other current liabilities	7,270	3,922

	4,929,190	4,276,431

Long-term liabilities
Long-term debt	6,151,802	5,825,336
Notes payable - related parties	3,553,452

	9,705,254	5,825,336

Stockholder’s equity
Shares authorized and issued
Common stock - 2004 and 2003 - 50,000 shares, par value US$ 1	50	50
Additional paid in capital	173,926	173,926
Accumulated deficit	(138,238)	(79,135)

	35,738	94,841

Total liabilities and stockholder’s equity	14,670,182	10,196,608

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2004, 2003 and 2002

(In thousands of US dollars)

	Years ended December 31,
	2004	2003	2002
Sales of crude oil, oil products and services
Related parties	10,118,356	5,543,022	5,375,484
Others	2,237,216	1,432,516	1,014,742
Lease income	—	—	36,062

	12,355,572	6,975,538	6,426,288

Operating expenses:
Cost of sales
Related parties	(4,391,285)	(2,851,402)	(2,409,034)
Others	(7,844,699)	(4,068,775)	(3,962,431)
Lease expense			(24,004)
Selling, general and administrative expenses
Related parties	(98,700)	(17,091)
Others	(1,099)	(1,509)	(1,178)

	(12,335,783)	(6,938,777)	(6,396,647)

Operating income	19,789	36,761	29,641

Financial income
Related parties	568,566	401,735	201,938
Others	110,233	41,143	17,642

Financial expense
Related parties	(169,039)	(111,896)	(61,281)
Others	(592,237)	(370,754)	(253,402)

Other income, net
Related parties	(525)	—	—
Others	4,110	—	—

Net (loss) for the year	(59,103)	(3,011)	(65,462)

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY

Years Ended December 31, 2004, 2003 and 2002

(In thousands of US dollars)

	Years ended December 31,
	2004	2003	2002
Common stock	50	50	50

Additional paid in capital
Balance at January 1	173,926	120,000	60,000
Capital contribution from PETROBRAS related to transfer of PNBV	—	53,926
Conversion of loans to capital	—	—	60,000

Balance at end of year	173,926	173,926	120,000

Accumulated deficit
Balance at January 1	(79,135)	(76,124)	(10,662)
Net (loss) for the year	(59,103)	(3,011)	(65,462)

Balance at end of year	(138,238)	(79,135)	(76,124)

Total stockholder’s equity	35,738	94,841	43,926

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004, 2003 and 2002

(In thousands of US dollars)

	Years ended December 31,
	2004	2003	2002
Cash flows from operating activities
Net (loss) for the year	(59,103)	(3,011)	(65,462)
Adjustments to reconcile net (loss) to net cash used in operations
Depreciation and amortization	5,198	8,346	9,347
Decrease (increase) in assets
Trade accounts receivable
Related parties	(2,723,597)	(410,756)	(2,069,800)
Others	(43,834)	(62,143)	(12,333)
Export prepayments – related parties	64,652	(722,000)
Other assets	(232,637)	(228,234)	(38,205)
Increase (decrease) in liabilities
Trade accounts payable
Related parties	291,189	(3,439)	3,912
Others	219,035	82,210	50,133
Other liabilities	157,139	32,398	83,485

Net cash used in operating activities	(2,321,958)	(1,306,629)	(2,038,923)

Cash flows from investing activities
Cash rendered in connection with transfer of subsidiary to PETROBRAS	—	(743)
Cash acquired in connection with transfer of subsidiary from BRASOIL	—	2,988
Marketable securities, net	(1,248,984)	(517,859)	(96,385)
Issuance of notes receivable – related parties	(2,042,177)	(1,400,290)	(2,247,658)
Collection of principal on notes receivable – related parties	1,885,407	1,231,526	1,422,122
Property and equipment	(488)	(28)	(37)
Advances to suppliers			(7,718)
Net investment in direct financing activities from related party			(163,414)

Net cash used in investing activities	(1,406,242)	(684,406)	(1,093,090)

Cash flows from financing activities
Short-term financing, net issuance and repayments	(396,233)	566,620	(489,657)
Proceeds from issuance of long-term debt	1,106,887	2,837,675	657,000
Principal payments of long - term debt	(465,208)	(268,371)	(215,000)
Proceeds from short term loans - related parties	6,618,032	9,618,929	6,861,572
Principal payments of short term loans – related parties	(6,245,614)	(10,375,070)	(3,469,866)
Proceeds from long term loans - related parties	3,553,452
Capital contribution		14,791

Net cash provided by financing activities	4,171,316	2,394,574	3,344,049

Increase in cash and cash equivalents	443,116	403,539	212,036
Cash and cash equivalents at beginning of year	664,168	260,629	48,593

Cash and cash equivalents at end of year	1,107,284	664,168	260,629

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004, 2003 and 2002

(In thousands of US dollars)

	Years ended December 31,
	2004	2003	2002
Supplemental disclosures of cash flow information:

Cash paid during the year for
Interest	583,769	337,818	322,286
Income taxes	157	109	213

Non cash investing and financing transactions
Book value of net assets exchanged for inter-company loan		6,361
Capital contribution from PETROBRAS from transfer of PNBV		39,135
Receipt of Junior Trust Certificates in exchange of receivables		150,000
Assets acquired through capital lease obligations			665,000
Increase of capital through conversion of loan payable			60,000
Receipt of notes receivable in exchange of Senior Exchangeable Notes issued			338,416
Cancellation of Senior Exchangeable Notes issued in exchange of PETROBRAS loans (Note 7(c))	8,476

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

1.	The Company and its Operations

Petrobras International Finance Company - PIFCo was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of PETROBRAS.

The primary objective of Petrobras International Finance Company and its subsidiaries (collectively, PIFCo or the Company) is to purchase crude oil and oil products from third parties and sell the products at a premium to PETROBRAS on a deferred payment basis. Accordingly, intercompany activities and transactions, and therefore the Company’s financial position and results of operations, are affected by decisions made by PETROBRAS. Additionally, to a more limited extent, the Company sells oil and oil products to third parties. PIFCo also engages in international capital market borrowings as a part of the PETROBRAS financial and operating strategy.

On January 2, 2003, the Company entered into a series of transactions as part of a larger corporate restructuring implemented by PETROBRAS. The restructuring included the transfer of PETROBRAS NETHERLANDS B. V. - PNBV to PETROBRAS and the transfer of BEAR INSURANCE COMPANY LIMITED - BEAR from BRASPETRO OIL SERVICES - BRASOIL to PIFCo.

PNBV was transferred to PETROBRAS through an intercompany loan of US$ 4,658, with PNBV’s existing cash balance being US$ 743. BEAR was transferred to the Company in exchange for an intercompany payable to BRASOIL of US$ 1,703, with BEAR’s existing cash balance being US$ 2,988. The restructuring was undertaken in order to group each business’ activities more closely with the corporate goals of the respective companies in the PETROBRAS group.

The corporate restructurings, which resulted in the transfer of PNBV from PIFCo and the transfer of BEAR to PIFCo, were accounted for under FAS 141. Due to the immaterial impact of BEAR on PIFCo’s consolidated financial statements, the financial statements of December 31, 2002 have not been restated to reflect this transfer among commonly controlled entities. Additionally, as PNBV’s operating result was immaterial, the PIFCo financial statements as of December 31, 2002 have similarly not been restated to reflect discontinued operations for disposal of this component.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

1.	The Company and its Operations (Continued)

In connection with the transfer of PNBV, the Company recognized US$ 39,135 as a capital contribution from PETROBRAS. This amount is equal to the unamortized portion of the deferred gain of the platform P-47 (US$ 37,271) and the deferred gain on other equipment (US$ 1,864) under similar transaction structures, which upon transfer of PNBV to PETROBRAS was treated as a capital transaction. This platform was acquired from BRASOIL in December 2001, for its book value of US$ 142,729. On the same date, the P-47 was sold to PB-47, an independent trust, for a market value of US$ 180,000. PB-47 subsequently entered into a charter agreement with PNBV, which in turn entered into a subcharter agreement with PETROBRAS.

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

PETROBRAS FINANCE LIMITED

PETROBRAS FINANCE LIMITED (PFL), based in the Cayman Islands, in connection with the Company’s structured finance export prepayment program, whereby PFL purchases bunker and fuel oil from PETROBRAS and sells these products in the international market, including sells to designated customers, in order to generate receivables to cover the sale of future receivables.

In May 2003, PIFCo, upon receiving approval from the Board of Directors, contributed an additional US$ 15,000 of capital, bringing PFL’s total capital to US$ 30,000 divided into 30,000,000 quotas of US$ 1.00 each.

PETROBRAS EUROPE LIMITED

PETROBRAS EUROPE LIMITED (PEL), based in the United Kingdom, consolidates PETROBRAS’ European trade and finance activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PIFCo and PETROBRAS, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no commercial or financial risk.

BEAR INSURANCE COMPANY LIMITED

BEAR INSURANCE COMPANY LIMITED (BEAR), based in Bermuda, contracts insurance for PETROBRAS and its subsidiaries.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

2.	Basis of Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

(a)	Foreign currency translation

The Company’s functional currency is the US dollar. All monetary assets and liabilities denominated in a currency other than the U.S. dollar are remeasured into the U.S. dollar using the current exchange rates. The effect of variations in the foreign currencies is recorded in the statement of operations as financial expense.

(b)	Cash and cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at their date of acquisition.

(c)	Revenues, costs, income and expenses

For all third party and related party transactions, revenues are recognized in accordance with the U.S. SEC Staff Accounting Bulletion 104 – Revenue Recognition. Crude oil and oil products revenues are recognized on an accrual basis when persuasive evidence of our arrangement exists in the form of a valid contract, delivery has occurred or title has transferred, the price is fixed or determinable and collectability is reasonably assured. Costs are recognized when incurred. Income and expenses include financial interest and charges, at official rates or indexes, relating to current and non-current assets and liabilities and, when applicable, the effects arising from the adjustment of assets to market or realizable value.

The principle commercial transactions of the Company consist of:

Imports – the company buys from suppliers outside Brazil (mainly from third-parties) and sells to PETROBRAS and its Brazilian subsidiaries.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

2.	Basis of Financial Statement Presentation (Continued)

(c)	Revenues, costs, income and expenses (Continued)

Exports – the Company buys from PETROBRAS and sells to customers outside Brazil (mainly to related-parties).

Off-shore – the Company buys and sells mainly outside of Brazil, in transactions with third-parties and related parties.

(d)	Current assets

These are stated at their cost, which approximates net realizable values.

(e)	Marketable securities

Marketable securities are accounted for under SFAS No. 115 - Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”) and have been classified by the Company as available for sale or trading based upon intended strategies with respect to such securities. The marketable securities classified as trading are short term in nature as the investments are expected to be liquidated, sold, or used for current cash requirements. The marketable securities classified as available for sale are long term in nature as the investments are not expected to be sold or otherwise liquidated in the next twelve months.

Trading securities are marked to market through current period earnings, available for sale securities are marked to market through other comprehensive income, and held to maturity securities are recorded at historical cost.

(f)	Inventories

Inventories are stated at the lower of cost or market value.

(g)	Deferred financing costs

Deferred financing costs associated with various debt issuances are recorded as prepaid expenses and are being amortized over the terms of the related debt, based on the amount of outstanding debt, using the effective interest method. The unamortized balance of deferred financing costs was US$ 79,748 and US$ 80,513 as of December 31, 2004 and 2003, respectively.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

2.	Basis of Financial Statement Presentation (Continued)

(h)	Current and long-term liabilities

These are stated at known or estimated amounts including, when applicable, accrued interest.

(i)	Unearned income

Unearned income represents the unearned premium charged by the Company to PETROBRAS and ALBERTO PASQUALINI - REFAP S.A. (REFAP) to compensate for its financing costs. The premium is billed to PETROBRAS and REFAP at the same time the related product is sold, and is deferred and recognized into earnings as a component of financial income on a straight-line basis over the collection period, which ranges from 120 to 270 days

(j)	Financial instruments

All of the Company’s derivative instruments are recorded on the balance sheet at their fair value. The changes in the market value of derivative instruments that do not qualify for hedge accounting are recognized in the statement of operations as financial income or expense each reporting period. The ineffective portion of all hedges is recognized in current period earnings.

PIFCo holds a purchased put option that allows the holder to sell a floating number of crude oil volumes at a minimum floor price of US$14/barrel. Such option serves as an economic hedge on related future sales of receivables under the structured finance export prepayment program, the intent of which is to assure that physical barrels delivered under the project finance agreement generate sufficient cash proceeds to repay related financial obligations. This option has no intrinsic value and immaterial time value at December 31, 2004, and therefore does not have a material effect on the Company’s results of operations or financial position.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

2.	Basis of Financial Statement Presentation (Continued)

(k)	Income taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets representing the future tax consequences of events that have been recognized in the Company’s financial statements. The measurement of current and deferred tax liabilities and assets are based on the provisions of the tax laws in the countries in which the Company and its subsidiaries operate (the United Kingdom, Bermuda and the Cayman Islands in 2004 an 2003 and the United Kingdom, Netherlands and the Cayman Islands in 2002). Deferred tax assets are reduced by the amount of any tax benefits when, based on the available evidence, such benefit may not be realized. The Cayman Islands and Bermuda have no corporate tax requirements, therefore the Company has no tax provision for the periods. There were no significant operations in the United Kingdom or the Netherlands that gave rise to taxable income in these countries that would have created temporary differences.

(l)	Investments in direct financing leases and capital lease obligations

As of January 2, 2003, PNBV, the Company’s leasing subsidiary, was transferred to PETROBRAS. Due to this transaction, leasing activities are no longer included in the Company’s results of operations. Prior period financial statements have not been restated for the effect of discontinued leasing operations as amounts related to these transactions were immaterial to PIFCo operations.

Through December 31, 2002, the Company had capital leases on operating platforms and production equipment (see Note 9), and subsequently leased this equipment to related parties through charter agreements.

Income and expense on financing leases, consisting of interest income, was recognized over the lease term. Income and expense from operating leases was recognized ratably over the terms of the leases.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

2.	Basis of Financial Statement Presentation (Continued)

(m)	Reclassification

Certain immaterial reclassifications have been completed respective to prior period financial statements to conform to presentation standards adopted at December 31, 2004.

3.	Cash and Cash Equivalents

	2004	2003
Cash and banks	16,496	1,312
Time deposits and short term investment funds	1,090,788	662,856

	1,107,284	664,168

4.	Marketable Securities

				Total
	Security	Maturity	Interest rate	2004(*)	2003 (*)
Held to Maturity	MARLIM 04 (**)	2004	13%	—	14,700
Held to Maturity	PETRO 04 (**)	2004	9%	—	3,260
Available for Sale	MEGA (**)	2014	10,77%	63,607	—
Available for Sale	CLEP (**)	2014	8%	1,751,246	210,000
Available for Sale	VARIOUS THIRD PARTY			49,962	217,246
Trading	VARIOUS THIRD PARTY			—	170,625

				1,864,815	615,831
Less: Current balances					(267,073)

				1,864,815	348,758

(*)	The balances include interest and principal.

(**)	PETROBRAS group company, including affiliates which are constituted by consolidated and non-consolidated PETROBRAS subsidiaries, and other consolidated special purposes companies established to support PETROBRAS infrastructure projects. Securities held by the fund respective to the group companies are not US exchange traded securities.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

4.	Marketable Securities (Continued)

Marketable securities are comprised of amounts the Company has invested in the exclusive fund, absent the Company’s own securities, which are considered repurchased. The exclusive fund is consolidated by PETROBRAS, and the equity and debt securities within the portfolio are classified as held to maturity, trading or available for sale under SFAS 115 based on management’s intent. The trading securities are presented as current assets, as they are expected to be used in the near term for cash funding requirements; available for sale securities are presented as other long-term assets, as they are not expected to be sold or liquidated in the next twelve months. Amounts related to 2003, have been reclassified from cash and cash equivalents.

At December 31, 2004 and 2003, the exclusive fund held debt securities of PIFCo and PIFCo subsidiaries in the amount of US$ 149,227 and US$ 54,004, respectively. These amounts were offset against the related balances of current and non current liabilities.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

5.	Related Parties

	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	PETROBRAS INTERNATIONAL BRASPETRO B.V. - PIB.B.V. and its subsidiaries	DOWNSTREAM PARTICIPAÇÕES S.A. and its subsidiaries (iii)	BRASPETRO OIL SERVICES - BRASOIL and its subsidiaries	BRASPETRO OIL COMPANY - BOC	CLEP	Others	2004	2003
Current assets
Accounts receivable, principally for sales (i)	7,106,147	253,262	424,783				3,877	7,788,069	5,064,472
Notes receivable		1,018,500		334,720	245,301			1,598,521	1,388,004
Marketable securities									17,960
Export prepayment	151,947	912						152,859	72,482

Other assets
Marketable securities						1,751,246	63,607	1,814,853	217,389
Notes receivable		338,416						338,416	338,416
Export prepayment	1,261,820							1,261,820	1,406,850

Current liabilities
Trade accounts payable	491,000	38,816	7	32,316				562,139	270,950
Notes payable (ii)	2,840,872	40,612						2,881,484	2,442,778
Unearned income	128,403		2,915					131,318	61,866

Long-term liabilities
Notes payable (iii)	3,553,452							3,553,452

										2002
Statement of operations
Sales of crude oil and oil products and services	6,374,275	2,768,532	972,060				3,489	10,118,356	5,543,022	5,375,484
Purchases (iv)	(3,236,684)	(776,371)	(4,090)	(374,140)				(4,391,285)	(2,851,402)	(2,409,034)
Lease income, net										12,058
Selling, general and administrative expense	(96,987)	(277)	(1,346)				(90)	(98,700)	(17,091)
Financial income	466,133	56,831	16,781	15,414	10,977		2,430	568,566	401,735	201,938
Financial expense	(168,389)	(612)		(38)				(169,039)	(111,896)	(61,281)
Other income, net							(525)	(525)

Commercial operations between PIFCo and its subsidiaries and affiliated companies are carried out under normal market conditions and at commercial prices, except for the sales of oil and oil products to PETROBRAS, which have an extended settlement period consistent with PIFCo’s formation as a financing entity, and include finance charges incurred during the extended payment period.

The transactions were realized to support the financial and operational strategy of the Company’s Parent Company, PETRÓLEO BRASILEIRO S.A. - PETROBRAS.

(i)	Accounts receivable from related parties relate principally to crude oil sales made by the Company to PETROBRAS, with extended payment terms of up to 270 days.

(ii)	Notes payable to related parties principally include balances to PETROBRAS for intercompany loans made on 180 day basis.

(iii)	Long Term Liabilities – Notes payable relate to loans executed between the Company and PETROBRAS due in 2010, with annual interest rates ranging from 4.9% to 5.8%. The transaction extended the financing terms respective to certain short-term notes payable creating liquidity for the Company and such liquidity was partially used to fund purchases of securities by the exclusive investment fund.

(iv)	Purchases from related parties are presented in the cost of sales section of the statement of operations.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

6.	Inventories

	2004	2003
Products
Crude oil	76,252
Fuel oil	48,973	6,124
GLP	29,078
Others	11,147	319

	165,450	6,443

7.	Restricted Deposits for Guarantees

PIFCo has deposits in guarantee, relating to contractual obligations in financing arrangements. The amount of US$ 70,861 classified in current assets, relates to a deposit made in connection with the issuance of global notes in the amount of US$ 500,000 (described in note 8 (f)) and is renewed annually. The amount classified in non-current assets is comprised of deposits of US$ 29,728 and US$ 38,637 related to issuances of senior notes in the total amount of US$ 450,000 and US$ 600,000, respectively (described in note 8 (a)). These guarantees will be maintained through maturity of the related financings.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

8.	Financing

	Current		Long-term
	2004	2003	2004	2003
Financial institutions (i)	535,845	1,015,346	631,800	377,550
Senior notes	53,525	53,612	1,550,000	1,550,000
Global notes	26,326	4,373	2,124,221	1,506,524
Senior exchangeable notes	3,787	3,840	329,940	338,416
Global step-up notes	9,000	8,951	400,000	400,000
Sale of rights to future receivables	153,680	61,764	1,561,820	1,706,850
Assets related to export prepayment to be offset against sales of rights to future receivables (b)	—	—	(300,000)	—
Repurchased securities (e)	(3,248)	—	(145,979)	(54,004)

	778,915	1,147,886	6,151,802	5,825,336

Financing	456,156	852,390	6,151,802	5,825,336
Current portion of long term debt	224,738	224,002	—	—
Accrued interest	98,021	71,494	—	—

	778,915	1,147,886	6,151,802	5,825,336

(i)	The Company’s borrowings in US dollars are derived mainly from commercial banks and include trade lines of credit and commercial paper, which are primarily intended for the purchase of crude oil and oil products, and with interest rates ranging from 2.86% to 6.01% at December 31, 2004. The weighted average borrowing rate for short-term debt at December 31, 2004 and 2003 was 4.25% and 3.85%, respectively.

At December 31, 2004 and 2003, the Company had fully utilized all available lines of credit for purchase of imports.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

8.	Financing (Continued)

Long term financing – additional information

					Payment period
	Date of issuance	Maturity	Interest rate	Amount	Interest	Principal
Senior Notes (a)
Senior Notes	February, 2002	2007	9.125%	400,000	semiannually	bullet
Senior Notes	February, 2002	2007	9.125%	100,000	semiannually	bullet
Senior Notes	May, 2001	2008	9.875%	450,000	semiannually	bullet
Senior Notes	July, 2001	2011	9.750%	600,000	semiannually	bullet

				1,550,000

Sale of Future Receivables (b)
Junior Trust Certificates
Serie 2001-A1	December, 2001	2010	6.75%	19,000	quarterly	bullet
Serie 2001-A2	December, 2001	2010	Libor 3 M + 1%	11,000	quarterly	bullet
Serie 2001-B	December, 2001	2011	6.60%	60,000	quarterly	bullet
Serie 2001-C	December, 2001	2013	Libor 3 M + 0.85%	60,000	quarterly	bullet
Serie 2003-B	May, 2003	2013	3.748%	40,000	quarterly	bullet
Serie 2003-A	May, 2003	2015	6.436%	110,000	quarterly	bullet

				300,000
Assets related to export prepayment to be offset against sales of rights to future receivables(b)				(300,000)

				—

Senior Trust Certificates
Serie 2001-A1	December, 2001	2010	7.8%	81,550	quarterly	quarterly
Serie 2001-A2	December, 2001	2010	Libor 3 M + 2.05%	47,220	quarterly	quarterly
Serie 2001-B	December, 2001	2011	7.65%	264,930	quarterly	quarterly
Serie 2001-C	December, 2001	2013	Libor 3 M + 2.10%	274,560	quarterly	quarterly
Serie 2003-B	May, 2003	2013	5.548%	171,940	quarterly	quarterly
Serie 2003-A	May, 2003	2015	6.436%	421,620	quarterly	quarterly

				1,261,820

Senior Exchangeable Notes (c)	October, 2002	2007	4.750%	329,940	semiannually	bullet

Global Step-up Notes (d)	March, 2003	2008	9.000% (d)	400,000	semiannually	bullet
Global Step-up Notes repurchased (e)				(145,979)

				254,021

Global Notes (f)
Global Notes	July, 2003	2013	9.125%	500,000	semiannually	bullet
Global Notes	September, 2003	2013	9.125%	274,221	semiannually	bullet
Global Notes	December, 2003	2018	8.375%	750,000	semiannually	bullet
Global Notes	September, 2004	2014	7.750%	600,000	semiannually	bullet

				2,124,221

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

8.	Financing (Continued)

Long term financing – additional information (Continued)

(a)	The three series of Senior Notes issued in 2001 and 2002 have fixed interest rates with interest payable semi-annually. So long as any note of the issuances remains outstanding, the Company is prohibited from creating or permitting any lien, other than a “PIFCo permitted lien” as defined in the issuances prospectus, by the Company on any of the Company’s assets to secure additional indebtedness, except under certain conditions. These issuances are general senior unsecured and unsubordinated obligations of the Company and will rank equal in right of payment with all other unsecured and unsubordinated obligations of the Company that are not expressly subordinated in right of payment. The failure by the Company to make required payments of principal, interest or other amounts will compel PETROBRAS to fulfill payment obligations.

PETROBRAS entered into standby purchase agreements in support of the obligations of PIFCo under the issuances and their respective indentures. PETROBRAS has the obligation to purchase from the noteholders any unpaid amounts of principal, interest or other amounts due under the notes and the indenture. This purchase obligation exists, subject to certain limitations, irrespective of whether any such amounts are due at maturity of the notes or otherwise.

(b)	Respective to the Senior and Junior Notes issued pursuant to the structured finance program, PETROBRAS and PFL have certain contracts (Master Export Contract and Prepayment Agreement) between themselves and a special purpose entity, not related to PETROBRAS, PF Export Receivables Master Trust (“PF Export”), relating to the prepayment of export receivables to be generated by PFL by means of sales on the international market of fuel oil and other products acquired from PETROBRAS.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

8.	Financing (Continued)

Long term financing – additional information (Continued)

As stipulated in the contracts, PFL assigned the rights to future receivables in the amount of US$ 1,800,000 (1st and 2nd tranches) to PF Export, which, in turn, issued and delivered to PFL the following securities, also in the amount of US$ 1,800,000:

•	US$ 1,500,000 in Senior Trust Certificates, which were negotiated by PFL on the international market at face value, and the amount was transferred to PETROBRAS as prepayment for exports to be made to PFL, according to the prepayment agreement.

•	US$ 300,000 in Junior Trust Certificates, which are held in the portfolio of PFL. The Junior Trust Certificates are intended to compensate any losses PF Export should incur on the value of exports transferred by PFL and are held in the portfolio of PFL.

The assignment of rights to future export receivables represents a liability of PFL, which will be settled by the transfer of the receivables to PF Export as and when they are generated. This liability will bear interest on the same basis as the Senior and Junior Trust Certificates, as described above.

As long as any Senior Trust Certificates or amounts payable to the insurers that are guaranteeing the payments to the holders of the Senior Trust Certificates remain outstanding, PETROBRAS is required to export to the Company, during each quarterly delivery period, (a) at least 80% of the total volume of heavy fuel oil exported by Petrobras during such period and (b) certain oil products having an aggregate value (as determined by the net invoice amount at which such products are actually sold by PFL) equal to, at least, the debt service requirements of the Senior Trust Certificates multiplied by a coverage ratio. Moreover, certain additional receivables, as defined in the agreement documents, are to be generated by the sale of eligible products to other buyers, to make the aggregate amount of both exports and additional receivables equal to 1.2 times the debt service. PETROBRAS also agrees that its average daily gross exports of heavy fuel oil for any rolling 12-month period will be equal to at least 70,000 barrels.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

8.	Financing (Continued)

Long term financing – additional information (Continued)

PETROBRAS will not be relieved of its obligations to deliver the oil products under the export prepayment program in the amounts set forth for any reason, including, but not limited to force majeure or non-payment by PFL.

In May 2004, PFL and the PF Export Trust executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates are now presented net, rather than gross in these consolidated financial statements, and thus US$ 300,000 has been reduced from the long term financing respective to sales of rights to future receivables, with a similar reduction to the asset line item titled “assets related to export prepayments”.

(c)	Issued on October 17, 2002 in connection with Petrobras’ acquisition of Perez Companc S.A. In March 2004, the amount was reduced from US$ 338.4 million to US$ 329.9 million due to an environmental liabilities settlement agreed under the terms of an agreement with the former owners of Perez Companc S.A.

(d)	On March 31, 2003, the Company issued Global Step-up Notes in an aggregate principal amount of US$ 400,000 due April 2008. The notes will bear interest from March 31, 2003 at a rate of 9.00% per annum until April 1, 2006 and at a rate of 12.375% per annum thereafter, with interest payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

8.	Financing (Continued)

Long term financing – additional information (Continued)

(e)	At December 31, 2004 and December 31, 2003, the Company had amounts invested in an exclusive fund that held debt securities of PIFCo in the total amount of US$ 145,979 and US$ 54,004, respectively. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of cash and cash equivalents and short and long-term debt. Gain and losses on extinguishment are recognized as incurred. Subsequent reissuances of notes at amounts greater or lesser than par are recorded as premiums or discounts and are amortized over the life of the notes. In 2004, PIFCo recognized losses on extinguishment of debt of US$ 64,191 and premiums on reissuances of US$ 31,887.

(f)	On July 2, 2003, the Company issued Global Notes in an aggregate principal amount of US$ 500,000 due July 2013. The notes will bear interest at the rate of 9.125% per annum, payable semiannually. In September 2003, the Company issued an additional US$ 250,000 in Global Notes, which form a single fungible series with the US$ 500,000 Global Notes due July 2013. The Company used the proceeds from these issuance principally to repay trade-related debt and inter-company loans.

On December 10, 2003, the Company issued Global Notes in an aggregate principal amount of US$ 750,000 due December 2018. The notes will bear interest at the rate of 8.375% per annum, payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

On September 15, 2004, the Company issued Global Notes in an aggregate principal amount of US$ 600,000 due September 2014. The notes will bear interest at the rate of 7.75% per annum, payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

8.	Financing (Continued)

Long-term maturities

December 31, 2004
2006	290,069
2007	1,100,799
2008	956,862
2009	453,218
2010	181,258
Thereafter	3,169,596

6,151,802

9.	Fair Value

Fair values are derived either from quoted market prices available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end. Fair values of cash and cash equivalents, trade receivables, short-term debt and trade payables approximate their carrying values. For 2003, fair value for long-term lines of credit approximates carrying value due to the nature of the transactions.

At December 31, 2003, the Company’s long-term debt was US$ 5,825,336, of which US$ 5,447,786 related to senior notes, sales of future receivables, senior exchangeable notes, global step-up notes and global notes, which had estimated fair values of US$ 5,898,000.

For 2004, long-term lines of credit had fair values immaterially different from their book values. At December 31, 2004 the Company’s long-term debt was US$ 6,151,802 and had an estimated fair value of approximately US$ 6,576,000.

The Company’s long-term asset related to the export prepayment program was US$ 1,261,820 and US$ 1,706,850 at December 31, 2004 and 2003, and had fair values of US$ 1,252,000 and US$ 1,717,000, respectively.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

10.	Commitments and Contingencies

(a)	Commitments - Purchases

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several short-term contracts which collectively obligate it to purchase a minimum of approximately 57,412 barrels of crude oil and oil products per day at market prices.

(b)	Purchase Option – Platforms

The Company has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreements with PNBV, for the Platforms P-8, P-15, P-32 and P-47, after the expiration of the Charter terms with PNBV. Upon exercise of the call option, the Company will purchase all of the vessels for the greater of (i) the purchase price, any unpaid and accrued charter hire for all of the vessels, or any costs and expenses which PNBV has incurred or may incur by virtue of any such purchase, and the amount equal to the default amount set forth in each of the charters for all of the Vessels; and (ii) Ten (10) dollars from PNBV, representation or warranty of any kind or character, and assume and succeed to all rights, duties and obligations of PNBV under the charters.

PIFCo may designate any affiliate or subsidiary to perform its obligations under this agreement.