Form 20-F/A
period 2006-12-31
BRAZILIAN PETROLEUM CORP; PETROBRAS INTERNATIONAL FINANCE CO
filed 2007-06-28
CIK 1119639, 1163371

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2006

Commission File Number 1-15106	Commission File Number: 333-14168
PETRÓLEO BRASILEIRO S.A. – PETROBRAS	Petrobras International Finance Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation — PETROBRAS
(Translation of registrant’s name into English)

The Federative Republic of Brazil	Cayman Island
(Jurisdiction of incorporation or organization)	(Jurisdiction of incorporation or organization)

Harbour Place
103 South Church Street, 4th floor
Avenida República do Chile, 65	P.O. Box 1034GT — BWI
20031-912 – Rio de Janeiro – RJ	George Town, Grand Cayman
Brazil	Cayman Islands
(Address of principal executive offices)	(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
PETROBRAS Common Shares, without par value* PETROBRAS American Depositary Shares (as evidenced by American Depositary Receipts), each representing 4 Common Shares	New York Stock Exchange

PETROBRAS Preferred Shares, without par value* PETROBRAS American Depositary Shares (as evidenced by American Depositary Receipts), each representing 4 Preferred Shares	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
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
PifCo U.S.$899,053,000 6.125% Global Notes due 2016
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this Annual Report :
At December 31, 2006, there were outstanding:
2,536,673,672 PETROBRAS Common Shares, without par value
1,850,364,698 PETROBRAS Preferred Shares, without par value
300,050,000 PifCo Common Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.
Yes ☑ No ☐
If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑ [Petrobras]            Accelerated filer ☐           Non-accelerated filer ☑ [PifCo]
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

EXPLANATORY NOTE
This amendment to our annual report on Form 20-F for the fiscal year ended December 31, 2006 filed on June 26, 2007 is being filed solely for the purpose of amending Item 18 and Item 19, as follows:
•	to add the Reports of Independent Registered Public Accounting Firm from Ernst & Young Auditores Independentes S/S for Petrobras International Finance Company and Petróleo Brasileiro S.A. — PETROBRAS in Item 18, each dated February 17, 2006 with respect to the financial statements for the two years ended December 31, 2004 and December 31, 2005 in “Item 18—Financial Statements.” The other portions of Item 18 were filed as part of our original filing and are being refiled as part of this amendment, without change; and

•	to add the following exhibits to “Item 19—Exhibits”:
•	Exhibit 15.1, the consent of KPMG Auditores Independentes to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-139459) of Petróleo Brasileiro S.A. — PETROBRAS of its report dated April 5, 2007;

•	Exhibit 15.2, the consent of KPMG Auditores Independentes to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-139459-01) of Petrobras International Finance Company — PifCo of its report dated April 5, 2007;

•	Exhibit 15.3, the consent of Ernst & Young Auditores Independentes S/S to the incorporation by reference in the Registration Statement on Form F-3 (Nos. 333-139459 and 333-139459-01) of Petróleo Brasileiro S.A. — PETROBRAS and Petrobras International Finance Company — PifCo of its reports dated February 17, 2006; and

•	Exhibit 15.4, the consent of DeGolyer and MacNaughton to the incorporation by reference in the Registration Statement on Form F-3 (Nos. 333-139459 and 333-139459-01) of Petróleo Brasileiro S.A. — PETROBRAS and Petrobras International Finance Company — PifCo of the references to DeGolyer and MacNaughton contained in the Annual Report of the Registrants on Form 20-F.
This amendment consists of a cover page, this explanatory note, Item 18 (as amended), Item 19 (as amended), signature pages and the required certifications of the companies’ chief executive officers and the chief financial officers.
Except as described above, no change has been made to our annual report on Form 20-F. The filing of this amended annual report does not, and does not purport to, amend, update or restate the information in any other item of the annual report on Form 20-F filed on June 26, 2007 or reflect any events that have occurred after the annual report on Form 20-F was filed on June 26, 2007.

ITEM 18. FINANCIAL STATEMENTS
     See pages F-1 through F-174, incorporated herein by reference.

ITEM 19. EXHIBITS

No.	Description

1.1	Amended By-Laws of Petróleo Brasileiro S.A.-Petrobras (together with an English version) (incorporated by reference to the Annual Report on Form 20-F of Petróleo Brasileiro S.A.—Petrobras, filed with the Securities and Exchange Commission on June 30, 2004 (File No. 1-15106)).

1.2	Memorandum and Articles of Association of Petrobras International Finance Company (incorporated by reference to Exhibit 1 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)). PifCo’s Memorandum and Articles of Association were last amended on May 7, 2007. PifCo’s Registered Office is currently working with the Company’s Registrar in the Cayman Islands to file PifCo’s new Amended Memorandum and Articles of Association that reflect the following changes: a) a total capital contribution in the amount of U.S.$300,050,000.00; b) the resulting new number of 300,050,000 shares, with the par value of U.S.$1.00; and c) wider objects through which the company plans to carry out its business in the near future.

2.1	Deposit Agreement dated as of July 14, 2000, among Petrobras and Citibank, N.A., as depositary, and registered holders and beneficial owners from time to time of the American Depositary Shares, representing the common shares of Petrobras (incorporated by reference to exhibit of Petrobras’ Registration Statement on Form F-6 filed with the Securities and Exchange Commission on July 17, 2000 (File No. 333-123000)).

2.2	Amended and Restated Deposit Agreement dated as of February 21, 2001, among Petrobras and Citibank, N.A., as depositary, and the registered holders and beneficial owners from time to time of the American Depositary Shares, representing the preferred shares of Petrobras (incorporated by reference to exhibit 4.1 of Amendment No. 1 to Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 3, 2001 (File No. 333-13660)).

2.3	Amendment No. 1, dated as of March 23, 2001, to the Amended and Restated Deposit Agreement, dated as of February 21, 2001, among Petrobras, Citibank N.A., as depositary, and the registered holders and beneficial owners from time to time of the American Depositary Shares representing the preferred shares of Petrobras (incorporated by reference to Exhibit 4.2 of Amendment No. 1 to Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 3, 2001 (File No. 333-13660)).

2.4	Indenture, dated as of July 19, 2002, between Petrobras and JPMorgan Chase Bank, as Trustee (incorporated by reference to exhibit 4.4 of the Registration Statement of Petrobras International Finance Company and Petrobras on Form F-3, filed with the Securities and Exchange Commission on July 5, 2002, and amendments to which were filed on July 19, 2002 and August 14, 2002 (File No. 333-92044-01)).

2.5	Indenture, dated as of July 19, 2002, between Petrobras International Finance Company and JPMorgan Chase Bank, as Trustee (incorporated by reference to exhibit 4.5 of the Registration Statement of Petrobras International Finance Company and Petrobras on Form F-3, filed with the Securities and Exchange Commission on July 5, 2002, and amendments to which were filed on July 19, 2002 and August 14, 2002 (File No. 333-92044-01)).

2.6	First Supplemental Indenture, dated as of March 31, 2003, between Petrobras International Finance Company (PifCo) and JPMorgan Chase Bank, as Trustee, relating to the 9.00% Global Step-Up Notes due 2008 (incorporated by reference to exhibit 2.6 of Petrobras’ annual report on Form 20-F for the fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on June 19, 2002 (File No. 1-15106)).

2.7	Second Supplemental Indenture, dated as of July 2, 2003, between Petrobras International Finance Company (PifCo) and JPMorgan Chase Bank, as Trustee, relating to the 9.125% Global Notes due 2013 (incorporated by reference to the Annual Report on Form 20-F of Petróleo Brasileiro S.A.—Petrobras, filed with the Securities and Exchange Commission on June 30, 2004 (File No. 1-15106)).

2.8	Amended and Restated Second Supplemental Indenture, initially dated as of July 2, 2003, as amended and restated as of September 18, 2003, between Petrobras International Finance Company (PifCo) and JPMorgan Chase Bank, as Trustee, relating to the 9.125% Global Notes due 2013 (incorporated by reference to the Annual Report on Form 20-F of Petróleo Brasileiro S.A.—Petrobras, filed with the Securities and Exchange Commission on June 30, 2004 (File No. 1-15106)).

No.	Description

2.9	Third Supplemental Indenture, dated as of December 10, 2003, between Petrobras International Finance Company (PifCo) and JPMorgan Chase Bank, as Trustee, relating to the 8.375% Global Notes due 2018 (incorporated by reference to the Annual Report on Form 20-F of Petróleo Brasileiro S.A.—Petrobras, filed with the Securities and Exchange Commission on June 30, 2004 (File No. 1-15106)).

2.10	2.10-Indenture, dated as of May 9, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 7/8% Senior Notes due 2008 (incorporated by reference to Exhibit 4.1 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

2.11	Supplemental Indenture, dated as of November 26, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 7/8% Senior Notes due 2008 (incorporated by reference to Exhibit 4.2 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

2.12	Indenture, dated as of July 6, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 3/4% Senior Notes due 2011 (incorporated by reference to Exhibit 4.1 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

2.13	Supplemental Indenture, dated as of November 26, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 3/4% Senior Notes due 2011 (incorporated by reference to Exhibit 4.2 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

2.14	Indenture, initially dated as of February 4, 2002, as amended and restated as of February 28, 2002, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 1/8% Senior Notes due 2007 (incorporated by reference to Exhibit 2.19 to the amended Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on December 13, 2002 (File No. 333-14168)).

2.15	Registration Rights Agreement, dated as of May 9, 2001, among Petrobras International Finance Company, Petróleo Brasileiro S.A.—Petrobras, and USB Warburg LLC, Banc of America Securities LLC, J.P. Morgan Securities Inc., RBC Dominion Securities Corporation and Santander Central Hispano Investment Securities Inc. (incorporated by reference to Exhibit 4.4 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4 filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

2.16	Registration Rights Agreement, dated as of July 6, 2001, among Petrobras International Finance Company, Petróleo Brasileiro S.A.—Petrobras, and USB Warburg LLC, Banc of America Securities LLC, J.P. Morgan Securities Inc., RBC Dominion Securities Corporation and Santander Central Hispano Investment Securities Inc. (incorporated by reference to Exhibit 4.4 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

2.17	Registration Rights Agreement, initially dated as of February 4, 2002, as amended and restated as of February 28, 2002, among Petrobras International Finance Company, Petróleo Brasileiro S.A.—Petrobras, UBS Warburg LLC and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 2.20 to the amended Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on December 13, 2002 (File No. 333-14168)).

2.18	Standby Purchase Agreement, dated as of May 9, 2001, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York (incorporated by reference to Exhibit 4.5 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

2.19	Amendment No. 1 to the Standby Purchase Agreement, dated as of November 26, 2001, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.6 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

2.20	Standby Purchase Agreement, dated as of July 6, 2001, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York (incorporated by reference to Exhibit 4.5 to the Registration Statement of Petrobras International Finance

No.	Description

Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

2.21	Standby Purchase Agreement, initially dated as of February 4, 2002, as amended and restated as of February 28, 2002, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.21 to the amended Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on December 13, 2002 (File No. 333-14168)).

2.22	Standby Purchase Agreement dated as of March 31, 2003, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee (incorporated by reference to Exhibit 2.15 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.23	Standby Purchase Agreement dated as of July 2, 2003, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee (incorporated by reference to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 30, 2004 and amendment filed on July 26, 2004 (File No. 333-14168)).

2.24	Amended and Restated Standby Purchase Agreement initially dated as of July 2, 2003, as amended and restated as of September 18, 2003, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee (incorporated by reference to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 30, 2004 and amendment filed on July 26, 2004 (File No. 333-14168)).

2.25	Standby Purchase Agreement dated as of December 10, 2003, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee (incorporated by reference to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 30, 2004 and amendment filed on July 26, 2004 (File No. 333-14168)).

2.26	Notes Purchase Agreement, dated as of January 29, 2002, between Petrobras International Finance Company and UBS Warburg LLC and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 2.13 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.27	Master Export Contract, dated as of December 21, 2001, between Petróleo Brasileiro S.A.—Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.14 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.28	Amendment to the Master Export Contract, dated as of May 21, 2003, among Petróleo Brasileiro S.A.—Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.18 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.29	Depositary Agreement, dated as of December 21, 2001, among U.S. Bank, National Association, Cayman Islands Branch, in capacity as Trustee of the PF Export Receivables Master Trust, Citibank, N.A., in capacity as Securities Intermediary, and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.15 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.30	Letter Agreement relating to the Depositary Agreement, dated as of May 16, 2003 (incorporated by reference to Exhibit 2.20 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.31	Administrative Services Agreement, dated as of December 21, 2001, between Petróleo Brasileiro S.A.—Petrobras, as Delivery and Sales Agent, and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.16 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.32	Letter Agreement relating to the Administrative Services Agreement, dated as of May 16, 2003 (incorporated by reference to Exhibit 2.22 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

No.	Description

2.33	Amended and Restated Trust Deed, dated as of December 21, 2001, among U.S. Bank, National Association, Cayman Islands Branch, in capacity as Trustee of the PF Export Receivables Master Trust, Citibank, N.A., in capacity as Paying Agent, Transfer Agent, Registrar and Depositary Bank, and Petrobras International Finance Company, as Servicer (incorporated by reference to Exhibit 2.17 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.34	Receivables Purchase Agreement, dated as of December 21, 2001, among Petrobras Finance Ltd., Petróleo Brasileiro S.A.—Petrobras and U.S. Bank, National Association, Cayman Islands Branch, solely in capacity as Trustee of the PF Export Receivables Master Trust (incorporated by reference to Exhibit 2.18 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.35	Amended and Restated Receivables Purchase Agreement, dated as of May 21, 2003, among Petrobras Finance Ltd., Petróleo Brasileiro S.A.—Petrobras and U.S. Bank, National Association, Cayman Islands Branch, solely in capacity as Trustee of the PF Export Receivables Master Trust (incorporated by reference to Exhibit 2.25 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.36	Prepayment Agreement, dated as of December 21, 2001, between Petróleo Brasileiro S.A.—Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.26 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.37	Amended and Restated Prepayment Agreement, dated as of May 2, 2003, between Petróleo Brasileiro S.A.—Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.27 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.38	Fourth Supplemental Indenture, dated as of September 15, 2004, between Petrobras International Finance Company (PifCo) and JPMorgan Chase Bank, as Trustee, and Petróleo Brasileiro S.A.—Petrobras relating to the 7.75% Global Notes due 2014 (incorporated by reference to Exhibit 2.38 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 30, 2005 (File No. 333-14168)).

2.39	Standby Purchase Agreement dated as of September 15, 2004, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee (incorporated by reference to Exhibit 2.39 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 30, 2005 (File No. 333-14168)).

2.40	Fifth Supplemental Indenture, dated as of October 6, 2006, between Petrobras International Finance Company (PifCo) and JPMorgan Chase Bank, as Trustee, and Petróleo Brasileiro S.A.—Petrobras relating to the 6.125% Global Notes due 2016.

2.41	Standby Purchase Agreement dated as of October 6, 2006, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee.

2.42	Amended and Restated Fifth Supplemental Indenture, initially dated as of October 6, 2006, as amended and restated as of February 7, 2007, between Petrobras International Finance Company (PifCo) and the Bank of New York, as successor to JPMorgan Chase Bank, N.A., as Trustee, and Petróleo Brasileiro S.A.—Petrobras relating to the 6.125% Global Notes due 2016.

2.43	Standby Purchase Agreement, initially dated as of October 6, 2006, as amended and restated as of February 7, 2007, between Petróleo Brasileiro S.A.—Petrobras and the Bank of New York, as successor to JPMorgan Chase Bank, N.A., as Trustee.

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

4.1	Form of Concession Agreement for Exploration, Development and Production of crude oil and natural gas executed

No.	Description

between Petrobras and ANP (incorporated by reference to Exhibit 10.1 of Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 14, 2000 (File No. 333-12298)).

4.2	Purchase and Sale Agreement of natural gas, executed between Petrobras and Yacimientos Petroliferos Fiscales Bolivianos-YPFB (together with and English version) (incorporated by reference to Exhibit 10.2 to Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 14, 2000 (File No. 333-12298)).

8.1	List of subsidiaries.

10.1	Consent letter of DeGolyer and MacNaughton.

12.1	Petrobras’ Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	PifCo’s Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Petrobras’ Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	PifCo’s Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent letter of KPMG.

15.2	Consent letter of KPMG.

15.3	Consent letter of Ernst & Young.

15.4	Consent letter of DeGolyer and MacNaughton.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on June 27, 2007.

Petróleo Brasileiro S.A. — PETROBRAS
By:	/s/ JOSÉ SÉRGIO GABRIELLI DE AZEVEDO
	Name:	José Sérgio Gabrielli de Azevedo
	Title:	Chairman and Chief Executive Officer

By:	/s/ ALMIR GUILHERME BARBASSA
	Name:	Almir Guilherme Barbassa
	Title:	Chief Financial Officer

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on June 27, 2007.

Petrobras International Finance Company — PifCo
By:	/s/ DANIEL LIMA DE OLIVEIRA
	Name:	Daniel Lima de Oliveira
	Title:	Chairman and Chief Executive Officer

By:	/s/ SÉRVIO TÚLIO DA ROSA TINOCO
	Name:	Sérvio Túlio da Rosa Tinoco
	Title:	Chief Financial Officer

Petróleo Brasileiro S.A. — Petrobras and subsidiaries
Consolidated Financial Statements
December 31, 2006, 2005 and 2004
with Report of Independent
Registered Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
The Executive Board and Shareholder of
Petróleo Brasileiro S.A. — Petrobras
We have audited the accompanying consolidated balance sheet of Petróleo Brasileiro S.A. — Petrobras (and subsidiaries) as of December 31, 2006, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the year then ended. We also have audited management’s assessment, included in the accompanying Management’s Report on the Internal Control over Financial Reporting, that Petróleo Brasileiro S.A. — Petrobras (and subsidiaries) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Petróleo Brasileiro S.A. — Petrobras’ management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audits. The accompanying consolidated balance sheet of Petróleo Brasileiro S.A. — Petrobras as of December 31, 2005 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years ended December 31, 2005 and 2004, were audited by other auditors whose report thereon dated February 17, 2006, expressed an unqualified opinion on those statements.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. — Petrobras as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, management’s assessment that Petróleo Brasileiro S.A. — Petrobras maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furthermore, in our opinion, Petróleo Brasileiro S.A. — Petrobras maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
As discussed in the Note 2(k) to the consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of December 31, 2006.
KPMG Auditores Independentes
Rio de Janeiro, Brazil
April 5, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
PETRÓLEO BRASILEIRO S.A. - PETROBRAS
1.	We have audited the accompanying consolidated balance sheet of PETRÓLEO BRASILEIRO S.A - PETROBRAS and its subsidiaries as of December 31, 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows, for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PETRÓLEO BRASILEIRO S.A. - PETROBRAS and its subsidiaries as of December 31, 2005, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

4.	As discussed in Note 3, effective December 31, 2004 the Company adopted a new actuarial methodology respective to the calculation of the Accumulated Benefit Obligation under FAS 87.
ERNST & YOUNG
Auditores Independentes S/S
Paulo José Machado
Partner
Rio de Janeiro, Brazil
February 17, 2006

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
Expressed in Millions of United States Dollars

	As of December 31,
	2006	2005
Assets

Current assets
Cash and cash equivalents (Note 4)	12,688	9,871
Marketable securities (Note 5)	346	456
Accounts receivable, net (Note 6)	6,311	6,184
Inventories (Note 7)	6,573	5,305
Deferred income taxes (Note 3)	653	479
Recoverable taxes (Note 8)	2,593	2,087
Advances to suppliers	948	652
Other current assets	843	750

	30,955	25,784

Property, plant and equipment, net (Note 9)	58,897	45,920

Investments in non-consolidated companies and other investments (Note 10)	3,262	1,810

Other assets
Accounts receivable, net (Note 6)	513	642
Advances to suppliers	852	462
Petroleum and alcohol account — receivable from Federal Government (Note 11)	368	329
Government securities	479	364
Marketable securities (Note 5)	94	129
Restricted deposits for legal proceedings and guarantees (Note 19 (a))	816	775
Recoverable taxes (Note 8)	1,292	639
Deferred income taxes (Note 3)	61	7
Goodwill (Note 18)	243	237
Prepaid expenses	244	246
Inventories (Note 7)	210	236
Fair value asset of gas hedge (Note 20)	—	547
Other assets	394	511

	5,566	5,124

Total assets	98,680	78,638

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
December 31, 2006 and 2005
Expressed in Millions of United States Dollars

	As of December 31,
	2006	2005
Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	5,418	3,838
Short-term debt (Note 12)	1,293	950
Current portion of long-term debt (Note 12)	2,106	1,428
Current portion of project financings (Note 14)	2,182	2,413
Current portion of capital lease obligations (Note 15)	231	239
Accrued interest	247	221
Income taxes payable	235	409
Taxes payable, other than income taxes	3,122	3,014
Deferred income taxes (Note 3)	8	6
Payroll and related charges	1,192	918
Dividends and interest on capital payable (Note 17)	3,693	3,068
Contingencies (Note 19)	25	72
Advances from customers	880	609
Employees’ post-retirement benefits obligation — Pension (Note 16)	198	206
Other payables and accruals	956	770

	21,786	18,161

Long-term liabilities
Long-term debt (Note 12)	10,510	11,503
Project financings (Note 14)	4,192	3,629
Capital lease obligations (Note 15)	824	1,015
Employees’ post-retirement benefits obligation — Pension (Note 16)	4,645	3,627
Employees’ post-retirement benefits obligation — Health care (Note 16)	5,433	3,004
Deferred income taxes (Note 3)	2,916	2,166
Provision for abandonment (Note 9 (d))	1,473	842
Contingencies (Note 19)	208	238
Deferred purchase incentive (Note 21)	—	144
Other liabilities	428	318

	30,629	26,486

Minority interest	1,966	1,074

Shareholders’ equity
Shares authorized and issued (Note 17)
Preferred share — 2006 — 1,850,394,698 shares and 2005 — 1,849,478,028 shares	7,718	4,772
Common share — 2006 and 2005 — 2,536,673,672 shares	10,959	6,929
Capital reserve — fiscal incentive (Note 17)	174	159
Retained earnings
Appropriated (Note 17)	23,704	20,095
Unappropriated	10,541	11,968
Accumulated other comprehensive income
Cumulative translation adjustments	(6,202)	(9,432)
Postretirement benefit reserves adjustments net of tax — pension cost	(2,052)	(1,930)
Postretirement benefit reserves adjustments net of tax- health care cost	(987)	—
Unrealized gains on available-for-sale securities, net of tax	446	356
Unrecognized loss on cash flow hedge, net of tax	(2)	—

	44,299	32,917

Total liabilities and shareholders’ equity	98,680	78,638

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
December 31, 2006, 2005 and 2004
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)

	Year ended December 31,
	2006	2005	2004
Sales of products and services	93,893	74,065	51,954
Less:
Value-added and other taxes on sales and services	(17,906)	(14,694)	(10,906)
Contribution of intervention in the economic domain charge — CIDE	(3,640)	(3,047)	(2,620)

Net operating revenues	72,347	56,324	38,428

Cost of sales	40,061	29,828	21,279
Depreciation, depletion and amortization	3,673	2,926	2,481
Exploration, including exploratory dry holes	934	1,009	613
Selling, general and administrative expenses	4,989	4,474	2,901
Impairment (Note 9 (e))	21	156	65
Research and development expenses	727	399	248
Other operating expenses	1,081	1,453	480

Total costs and expenses	51,486	40,245	28,067

Equity in results of non-consolidated companies (Note 10)	28	139	172
Financial income (Note 13)	1,165	710	956
Financial expenses (Note 13)	(1,340)	(1,189)	(1,733)
Monetary and exchange variation on monetary assets and liabilities, net (Note 13)	75	248	450
Employee benefit expense for non-active participants (Note 16)	(1,017)	(994)	(650)
Other taxes	(594)	(373)	(440)
Other expenses, net	(17)	(28)	(181)

	(1,700)	(1,487)	(1,426)

Income before income taxes, minority interest and extraordinary item	19,161	14,592	8,935

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Continued)
December 31, 2006, 2005 and 2004
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)

	Year ended December 31,
	2006	2005	2004
Income tax expense (Note 3)
Current	(5,011)	(4,223)	(2,114)
Deferred	(680)	(218)	(117)

	(5,691)	(4,441)	(2,231)

Minority interest in results of consolidated subsidiaries	(644)	35	(514)

Income before extraordinary item	12,826	10,186	6,190

Extraordinary gain net of tax (Note 10 (b))	—	158	—

Net income for the year	12,826	10,344	6,190

Net income applicable to each class of shares
Common	7,417	5,982	3,580
Preferred	5,409	4,362	2,610

Net income for the year	12,826	10,344	6,190

Basic and diluted earnings per share (Note 17 (c))
Common and preferred
Before effect of extraordinary item	2.92	2.32	1.41	*
After effect of extraordinary item	2.92	2.36	1.41	*

Basic and diluted earnings per ADS
Before effect of extraordinary item	11.68	9.28	5.64	*
After effect of extraordinary item	11.68	9.44	5.64	*

Weighted average number of shares outstanding
Common	2,536,673,672	2,536,673,672	2,536,673,672	*
Preferred	1,849,903,144	1,849,478,028	1,849,478,028	*

*	Restated for the effect of the 4-1 stock split on September 1, 2005 (see Note 17).
See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 2006, 2005 and 2004
Expressed in Millions of United States Dollars

	Year ended December 31,
	2006	2005	2004
Cash flows from operating activities
Net income for the year	12,826	10,344	6,190
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, depletion and amortization	3,673	2,926	2,481
Dry hole costs	493	597	520
Loss on property, plant and equipment	225	292	231
Minority interest in results of consolidated subsidiaries	644	(35)	514
Deferred income taxes	680	218	117
Foreign exchange and monetary loss (gain)	465	140	23
Accretion expense — asset retirement obligation	32	51	33
Impairment of oil and gas properties	21	156	65
Provision for uncollectible accounts	78	118	164
Equity in the results of non-consolidated companies	(28)	(139)	(172)
Financial income (loss) on hedge operations	434	170	(466)
Others	—	(8)	23

Decrease (increase) in operating assets

Accounts receivable	308	(1,510)	(1,027)
Petroleum and alcohol account	(7)	(9)	(20)
Interest receivable on government securities	4	3	(38)
Inventories	(533)	38	(1,527)
Advances to suppliers	(552)	(167)	3
Prepaid expenses	32	38	(70)
Recoverable taxes	(552)	(540)	(578)
Others	261	82	173

Increase (decrease) in operating liabilities
Trade accounts payable	1,385	275	838
Payroll and related charges	200	215	(20)
Taxes payable, other than income taxes	(133)	566	(65)
Income taxes payable	(190)	(56)	120
Employees’ post-retirement benefits obligation — Pension	489	647	353
Employees’ post-retirement benefits obligation — Health care	656	557	380
Accrued interest	21	8	18
Contingencies	(79)	(65)	81
Provision for abandonment	(57)	325	(171)
Other liabilities	281	(122)	(18)

Net cash provided by operating activities	21,077	15,115	8,155

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
December 31, 2006, 2005 and 2004
Expressed in Millions of United States Dollars

	Year ended December 31,
	2006	2005	2004
Cash flows from investing activities
Additions to property, plant and equipment	(14,643)	(10,365)	(7,718)
Investment in non-consolidated companies	(187)	(71)	(142)
Investment in marketable securities	205	169	678
Acquisition of Liquigás Distribuidora S.A.	—	—	(511)
Acquisition of USA trading and refining companies	(416)	—	—
Received cash related to investment in Nigeria	199	—	—
Dividends received from non-consolidated companies	130	60	53
Restricted deposits for legal proceedings	31	—	(103)

Net cash used in investing activities	(14,681)	(10,207)	(7,743)

Cash flows from financing activities
Short-term debt, net issuances and repayments	228	(1,058)	(680)
Proceeds from issuance and draw-down of long-term debt	2,251	1,697	1,457
Principal payments of long-term debt	(2,555)	(1,120)	(1,160)
Repurchase of securities — Notes (see Note 12(c))	(1,046)	—	—
Proceeds from project financings	1,524	1,492	971
Payments of project financings	(1,209)	(1,392)	(652)
Payment of capital lease obligations	(334)	(134)	(331)
Dividends paid to shareholders	(3,144)	(2,104)	(1,785)
Dividends paid to minority interests	(69)	(6)	(24)

Net cash provided by (used) in financing activities	(4,354)	(2,625)	(2,204)

Increase (decrease) in cash and cash equivalents	2,042	2,283	(1,792)
Effect of exchange rate changes on cash and cash equivalents	775	732	304
Cash and cash equivalents at beginning of year	9,871	6,856	8,344

Cash and cash equivalents at end of year	12,688	9,871	6,856

	Year ended December 31,
	2006	2005	2004
Supplemental cash flow information:
Cash paid during the year for
Interest, net of amount capitalized	877	1,083	995
Income taxes	4,686	3,843	2,054
Withholding income tax on financial investments	26	29	69

Non-cash investing and financing transactions during the year
Recognition of asset retirement obligation — SFAS 143	632	356	158
Consummation of gas hedge asset with deferred purchase incentive liability	—	—	169

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
December 31, 2006, 2005 and 2004
Expressed in Millions of United States Dollars (except per-share amounts)

	Year ended December 31,
	2006	2005	2004
Preferred shares
Balance at January 1,	4,772	4,772	2,973
Capital increase from undistributed earnings reserve (Note 17(a))	2,939	—	1,799
Capital increase from issue of preferred shares (Note 17(b))	7	—	—

Balance at December 31,	7,718	4,772	4,772

Common shares
Balance at January 1,	6,929	6,929	4,289
Capital increase from undistributed earnings reserve (Note 17( c ))	4,030	—	2,640

Balance at December 31,	10,959	6,929	6,929

Capital reserve — fiscal incentive
Balance at January 1,	159	134	118
Transfer from unappropriated retained earnings	15	25	16

Balance at December 31,	174	159	134

Accumulated other comprehensive loss
Cumulative translation adjustments
Balance at January 1,	(9,432)	(12,539)	(14,450)
Change in the year	3,230	3,107	1,911

Balance at December 31,	(6,202)	(9,432)	(12,539)

Postretirements benefit reserves adjustments net of taxs — pension cost
Balance at January 1,	(1,930)	(1,975)	(1,588)
Accounting change — SFAS 158	(131)	—	—
Other decreases (increases)	(38)	68	(586)
Tax effect on above	47	(23)	199

Balance at December 31,	(2,052)	(1,930)	(1,975)

Postretirements benefit reserves adjustments net of tax — health care cost
Balance at January 1,	—	—	—
Accounting change — SFAS 158	(987)	—	—

Balance at December 31,	(987)	—	—

Unrecognized gains (losses) on available-for-sale securities, net of tax

Balance at January 1,	356	460	157
Unrealized gains (losses)	137	(158)	459
Tax effect on above	(47)	54	(156)

Balance at December 31,	446	356	460

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Continued)
December 31, 2006, 2005 and 2004
Expressed in Millions of United States Dollars (except per-share amounts)

	Year ended December 31,
	2006	2005	2004
Unrecognized loss on cash flow hedge, net of tax (Note 20 (e))

Balance at January 1	—	—	—
Unrealized losses	(3)	—	—
Tax effect on above	1	—	—

	(2)	—	—

Appropriated retained earnings
Legal reserve
Balance at January 1,	2,225	1,520	1,089
Transfer from unappropriated retained earnings, net of gain or loss on translation	820	705	431

Balance at December 31,	3,045	2,225	1,520

Undistributed earnings reserve
Balance at January 1,	17,439	9,688	9,372
Capital increase	(6,969)	—	(4,439)
Transfer from unappropriated retained earnings, net of gain or loss on translation	9,604	7,751	4,755

Balance at December 31,	20,074	17,439	9,688

Statutory reserve
Balance at January 1,	431	318	235
Transfer from unappropriated retained earnings, net of gain or loss on translation	154	113	83

Balance at December 31,	585	431	318

Total appropriated retained earnings	23,704	20,095	11,526

Unappropriated retained earnings
Balance at January 1,	11,968	13,199	14,141
Net income for the year	12,826	10,344	6,190
Dividends (per share: 2006 — US$0.83 to common and preferred share; 2005 — US$0.68 to common and preferred shares; 2004 — US$0.42 to common and preferred shares)	(3,660)	(2,982)	(1,847)
Appropriation to fiscal incentive reserve	(15)	(24)	(16)
Appropriation to reserves	(10,578)	(8,569)	(5,269)

Balance at December 31,	10,541	11,968	13,199

Total shareholders’ equity	44,299	32,917	22,506

Comprehensive income (loss) is comprised as follows:
Net income for the year	12,826	10,344	6,190
Cumulative translation adjustments	3,230	3,107	1,911
Postretirements benefit reserves adjustments net of tax — pension cost	(25)	45	(387)
Unrealized gains (losses) on available-for-sale securities	90	(104)	303
Unrecognized loss on cash flow hedge	(2)	—	—

Total comprehensive income	16,119	13,392	8,017

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Millions of United States Dollars
(except when specifically indicated)
1.	The Company and its Operations

PETRÓLEO BRASILEIRO S.A. — PETROBRAS is Brazil’s national oil company and, directly or through its subsidiaries (collectively, “Petrobras” or the “Company”), is engaged in the exploration, exploitation and production of oil from reservoir wells, shale and other rocks, and in the refining, processing, trade and transport of oil and oil products, natural gas and other fluid hydrocarbons, in addition to other energy related activities. Additionally, Petrobras may promote the research, development, production, transport, distribution and marketing of all sectors of energy, as well as other related or similar activities.

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

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
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

Certain prior years amounts have been reclassified to conform to current year presentation standards. These reclassifications had no impact on the Company’s net income.
(a)	Basis of financial statements preparation

The accompanying consolidated financial statements of PETRÓLEO BRASILEIRO S.A. - PETROBRAS (the Company) have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC). U.S. GAAP differs in certain respects from Brazilian accounting practice as applied by Petrobras in its statutory financial statements prepared in accordance with Brazilian Corporate Law and regulations promulgated by the Brazilian Securities and Exchange Commission (CVM).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(a)	Basis of financial statements preparation (Continued)

The U.S. dollar amounts for the years presented have been translated from the Brazilian Real amounts in accordance with Statement of Financial Accounting Standards SFAS No. 52 - Foreign Currency Translation (“SFAS 52”) as applicable to entities operating in non-hyperinflationary economies. Transactions occurring in foreign currencies are first remeasured to the Brazilian Real and then translated to the U.S. dollar, with remeasurement gains and losses being recognized in the statements of income. While Petrobras has selected the U.S. Dollar as its reporting currency, the functional currency of Petrobras and all Brazilian subsidiaries is the Brazilian Real. The functional currency of PIFCo and certain of the special purpose companies is the U.S. dollar, and the functional currency of Petrobras Energia Participaciones S.A. — PEPSA is the Argentine Peso.

The Company has translated all assets and liabilities into U.S. dollars at the current exchange rate (R$2.138 and R$2.3407 to US$1.00 at December 31, 2006 and 2005, respectively), and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the year. The net translation gain in the amount of US$3,230 in 2006 (2005 — US$3,107 and 2004 — US$1,911) resulting from this remeasurement process was excluded from income and presented as a cumulative translation adjustment (“CTA”) within Accumulated Other Comprehensive Income in the consolidated statements of changes in shareholders’ equity.

(b)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries in which (a) the Company directly or indirectly has either a majority of the equity of the subsidiary or otherwise has management control, or (b) the Company has determined itself to be the primary beneficiary of a variable interest entity in accordance with FIN 46(R).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(b)	Basis of consolidation (Continued)

The following majority-owned subsidiaries and variable interest entities are consolidated:

Subsidiary companies	Activity
Petrobras Química S.A. – PETROQUISA and subsidiaries	Petrochemical
Petrobras Distribuidora S.A. – BR and subsidiaries	Distribution
BRASPETRO Oil Services Company – BRASOIL and subsidiaries	International operations
BRASPETRO Oil Company – BOC and subsidiaries	International operations
Petrobras International BRASPETRO B.V. – PIB and subsidiaries (1)	International operations
Petrobras Gás S.A. – GASPETRO and subsidiaries	Gas transportation
Petrobras International Finance Company – PIFCo and subsidiaries	Financing
Petrobras Transporte S.A. – TRANSPETRO and subsidiaries	Transportation
Downstream Participações Ltda. and subsidiaries	Refining and distribution
Petrobras Netherlands BV – PNBV and subsidiaries	Exploration and Production
Petrobras Comercializadora de Energia Ltda. – PCEL	Energy
Petrobras Negócios Eletrônicos S.A. – E-PETRO and subsidiaries	Corporate
5283 Participações Ltda.	Corporate
Fundo de Investimento Imobiliário RB Logística – FII	Corporate
UTE Nova Piratininga Ltda.	Energy
FAFEN Energia S.A.	Energy
Baixada Santista Energia Ltda.	Energy
Sociedade Fluminense de Energia Ltda. – SFE (2)	Energy
TERMOAÇU S.A.	Energy
TERMOBAHIA Ltda. (3)	Energy
TERMOCEARÁ Ltda.	Energy
TERMORIO S.A. (3)	Energy
TERMOMACAÉ Ltda. (4)	Energy
TERMOMACAÉ Comerc. de Energia Ltda. (4)	Energy
Ibiritermo S.A.	Energy

Special purpose entities consolidated according to FIN 46(R)	Activity
Albacora Japão Petróleo Ltda.	Exploration and Production
Barracuda & Caratinga Holding Company B.V.	Exploration and Production
Companhia Petrolífera Marlim	Exploration and Production
NovaMarlim Petróleo S.A.	Exploration and Production
Cayman Cabiunas Investments Co.	Exploration and Production
Cia. de Desenv. e Modernização de Plantas Industriais — CDMPI	Exploration and Production
Companhia Locadora de Equipamentos Petrolíferos S.A. – CLEP	Exploration and Production
PDET Off-shore S.A.	Exploration and Production
Companhia de Recuperação Secundária S.A.	Exploration and Production
EVM Leasing Corporation	Exploration and Production
Nova Transportadora do Nordeste S.A.	Transportation
Nova Transportadora do Sudeste S.A.	Transportation
Gasene Participações Ltda.	Transportation
Manaus Geração Termelétrica Participações Ltda.	Energy
Blade Securities Limited.	Corporate
Codajás Coari Participações Ltda.	Transportation
Charter Development – CDC (5)	Exploration and Production
Companhia Mexilhão do Brasil (6)	Exploration and Production

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(b)	Basis of consolidation (Continued)
(1)	Parent Company of Petrobras Energia S.A. — PEPSA others international companies.

(2)	Consolidated according to ARB 51, commencing December 31, 2005. Consolidated according to FIN 46(R), commencing December 31, 2003 until September 30, 2005. Formerly were not consolidated in Petrobras financial statements.

(3)	Consolidated according to ARB 51, commencing December 31, 2005. Consolidated according to FIN 46(R), commencing December 31, 2003 until September 30, 2005. Formerly were accounted for as capital leases pursuant to SFAS 13.

(4)	Former Macaé Merchant. Consolidated according to ARB 51, commencing December 31, 2005. Macaé Merchant formerly was consolidated according to FIN 46(R). (see Note 18(l)).

(5)	Consolidated according to FIN 46(R). Company is a new SPE formed in 2005 to support project finance.

(6)	Consolidated according to FIN 46(R). Company is a new SPE formed in 2006 to support project finance.
(c)	Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at date of acquisition.

(d)	Marketable securities

Marketable securities are accounted for under SFAS No. 115 — Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”) and have been classified by the Company as available-for-sale, held-to-maturity or trading based upon intended strategies with respect to such securities. The marketable securities classified as trading are short term in nature as the investments are expected to be liquidated, sold, or used for current cash requirements. The marketable securities classified as available-for-sale are long term in nature as the investments are not expected to be sold or otherwise liquidated in the next twelve months. Debt securities that management has the intent and the ability to hold to maturity are classified as held-to-maturity.

Trading securities are marked-to-market through current period earnings, available-for-sale securities are marked-to-market through other comprehensive income, and held-to-maturity securities are recorded at amortized cost.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(d)	Marketable securities (Continued)

The Company has certain available-for-sale investments in companies with publicly traded shares. The Company also has available-for-sale and trading securities arising from its consolidation of investments in an exclusive fund. There were no transfers between categories of investments.

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

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(h)	Property, plant and equipment
•	Costs incurred in oil and gas producing activities

The costs incurred in connection with the exploration, development and production of oil and gas are recorded in accordance with the “successful efforts” method. This method requires that costs the Company incurs in connection with the drilling of developmental wells and facilities in proved reserve production areas and successful exploratory wells be capitalized. In addition, costs the Company incurs in connection with geological and geophysical activities are charged to the statements of income in the year incurred, and the costs relating to exploratory dry wells on unproven reserve properties are charged to the statements of income when determined as dry or uneconomical.

•	Capitalized costs

The capitalized costs are depreciated based on the unit-of-production method using proved developed reserves. These reserves are estimated by the Company’s geologists and petroleum engineers in accordance with SEC standards and are reviewed annually, or more frequently when there are indications of significant changes in the Company’s reserves.

•	Property acquisition costs

Costs of acquiring developed or undeveloped leaseholds including lease bonus, brokerage, and other fees are capitalized. The costs of undeveloped properties that become productive are transferred to a producing property account.

•	Exploratory costs

Exploratory wells that find oil and gas in an area requiring a major capital expenditure before production begins are evaluated annually to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. Exploratory costs related to areas where commercial quantities have been found are capitalized, and exploratory costs where additional work is underway or planned continue to be capitalized pending final evaluation. Exploratory well costs not meeting either of these tests are charged to expense. All other exploratory costs (including geological and geophysical costs) are expensed as incurred. Exploratory dry holes are expensed.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(h)	Property, plant and equipment (Continued)
•	Development costs

Costs of development wells including dry holes, platforms, well equipment and attendant production facilities are capitalized.

•	Production costs

Costs incurred with producing wells are recorded as inventories and are expensed when the products are sold.

•	Abandonment costs

The Company makes its annual reviews and revision of its estimated costs associated with well abandonment and the demobilization of oil and gas production areas, considering new information about date of expected abandonment and revised cost estimates to abandon. The changes in estimated asset retirement obligation are principally related to the commercial declaration of new fields, certain changes in cost estimates, and revisions to abandonment information provided for non-operated joint ventures.

•	Depreciation, depletion and amortization

Depreciation, depletion and amortization of leasehold costs of producing properties are recorded using the unit-of-production method applied on a field by field basis as a ratio of proved developed reserves. Production platform under capital lease are depreciated on a straight-line basis over the estimated useful lives of the platforms. Depreciation, depletion and amortization of all other capitalized costs (both tangible and intangible) of proved oil and gas producing properties is recorded using the unit-of-production method applied on a field by field basis as a ratio of proved developed reserves produced. The straight-line method is used for assets with a useful life shorted than the life of the field.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(h)	Property, plant and equipment (Continued)
•	Depreciation, depletion and amortization (Continued)

Other plant and equipment are depreciated on a straight-line basis over the following estimated useful lives:

Building and improvements	25-40 years
Equipment and other assets	3-30 years
Platforms (1)	15-25 years
Pipelines	30 years

(1)	In 2006 the Company reviewed prospectively the estimation of depreciation and changed the rate from 10-25 to years to 15-25 years and the effect in the result was US$67.
•	Impairment

In accordance with SFAS No. 144 — Impairment of Long-Lived Assets (“SFAS 144”), management reviews long-lived assets, primarily property, plant and equipment to be used in the business and capitalized costs relating to oil and gas producing activities, whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the bases of undiscounted future cash flows. The reviews are carried out at the lowest level of assets to which the Company is able to attribute identifiable future cash flows. The net book value of the underlying assets is adjusted to their fair value using a discounted future cash flows model, if the sum of the expected undiscounted future cash flows is less than the book value.

•	Maintenance and repairs

The actual costs of major maintenance, including turnarounds at refineries and vessels, as well as other expenditures for maintenance and repairs, are expensed as incurred.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(h)	Property, plant and equipment (Continued)
•	Capitalized interest

Interest is capitalized in accordance with SFAS No. 34 — Capitalization of Interest Cost (“SFAS 34”). Interest is capitalized on specific projects when a construction process involves considerable time and involves major capital expenditures. Capitalized interest is allocated to property, plant and equipment and amortized over the estimated useful lives or unit-of-production method of the related assets. Interest is capitalized at the Company’s weighted average cost of borrowings.
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

The Company accounts for income taxes in accordance with SFAS No. 109 — Accounting for Income Taxes (“SFAS 109”), which requires an asset and liability approach to recording current and deferred taxes. The effects of differences between the tax bases of assets and liabilities and the amounts recognized in the financial statements have been treated as temporary differences for the purpose of recording deferred income taxes.

The Company records the tax benefit of all net operating losses as a deferred tax asset and recognizes a valuation allowance for any part of this benefit which management believes will not be recovered against future taxable income using a “more likely than not” criterion.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(k)	Employees’ post-retirement benefits

The Company sponsors a contributory defined-benefit pension plan covering substantially all of its employees, which is accounted for by the Company in accordance with SFAS No. 87 — Employers’ Accounting for Pensions (“SFAS 87”) and SFAS 158 — “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”). Disclosures related to the plan are according to FASB Statement No. 132-R, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits” (“SFAS No. 132-R”) (see Note 2 (r)).

In addition, the Company provides certain health care benefits for retired employees and their dependents. The cost of such benefits is recognized in accordance with SFAS No. 106 — Post-retirement Benefits Other Than Pensions (“SFAS 106”) and “SFAS 158”.

The Company also contributes to the Brazilian pension and government sponsored pensions of international subsidiaries, social security and redundancy plans at rates based on payroll, and such contributions are expensed as incurred. Further indemnities may be payable upon involuntary severance of employees but, based on current operating plans, management does not believe that any amounts payable under this plan will be significant.

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

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(n)	Earnings per share

Earnings per share are computed using the two-class method, which is an earnings allocation formula that determines earnings per share for both preferred shares, which are participating securities and common shares. The preferred shares participate in dividends and undistributed earnings with the common shares at a predetermined formula. Such formula allocates the net income, as if all of the net income for each year had been distributed, first to the preferred shares in an amount equal to the preferred shares’ priority minimum annual dividend of the higher of 3% of their shareholders equity or 5% of their paid-in capital as stated in the statutory accounting records, then to common shares in an amount equal to the preferred shares’ priority dividend on a per share basis and any remaining net income is allocated equally to the common and preferred shares. As a result of a 2005 stock split, each American Depositary Share (ADS) for common shares represents four shares of the Company’s common shares or four shares of the Company’s preferred shares.

(o)	Research and development costs

Research and development costs are charged to expense when incurred.

(p)	Accounting for derivatives and hedging activities

The Company applies SFAS No. 133 – Accounting for Derivative Instruments and Hedging Activities, together with its amendments and interpretations, referred to collectively herein as “SFAS 133”. SFAS 133 requires that all derivative instruments be recorded in the balance sheet of the Company as either an asset or a liability and measured at fair value. SFAS 133 requires that changes in the derivative’s fair value be recognized in the income statement unless specific hedge accounting criteria are met; and the Company designates. For derivatives designated as accounting hedges, fair value adjustments are recorded either in the income statements or Accumulated Other Comprehensive Income, a component of shareholders’ equity, depending upon the type of accounting hedge and the degree of hedge effectiveness.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(p)	Accounting for derivatives and hedging activities (Continued)

The Company uses derivative financial instruments for economic hedging purposes to mitigate the risk of unfavorable price movements for crude oil purchases. These instruments are marked-to-market with the associated gains or losses recognized as Financial Income or Financial Expense.

The Company may also use derivative financial instruments for economic hedging purposes to mitigate the risk of unfavorable exchange-rate movements on its foreign currency-denominated funding. Gains and losses from changes in the fair value of these contracts are recognized as Financial Income or Financial Expense.

For cash flow hedges, the gains and losses associated with the derivative instruments are deferred and recorded in Accumulated Other Comprehensive Income until such time as the hedged transaction impacts earnings, with the exception of any hedge ineffectiveness; which is recorded directly in earnings.

(q)	Recently issued accounting pronouncements
•	FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, An Interpretation of FASB Statement 109 (FIN 48)
In July 2006, the FASB issued FIN 48, that clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is in the process of assessing the impact of adopting FIN 48 on its results of operations and financial position. The Company does not expect that the adoption of FIN 48 will have a material effect on the Company’s financial position or results from operations.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(q)	Recently issued accounting pronouncements (Continued)
•	FASB Statement No. 157, Fair Value Measurements (“SFAS 157”)

In September 2006, the FASB issued SFAS 157, which will become effective for the Company on January 1, 2008. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards. The impact, if any, to the Company from the adoption of SFAS 157 in 2008 will depend on the Company’s assets and liabilities at that time that are required to be measured at fair value.

•	FASB Statement 159 “The Fair Value Option for Financial Assets and Financial Liabilities.” “SFAS 159”

In February 2007, the FASB issued SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159, that permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the potential impact of the fair value option but it is not expected to have a significant effect on reported financial position or statements of income.
(r)	Recently adopted accounting pronouncements
•	FASB Statement 158 — “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”)

In September 2006, the FASB issued SFAS 158, which became effective for the Company on December 31, 2006. See Note 16(d).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
3.	Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutory enacted tax rates for income tax and social contribution have been 25% and 9%, respectively for the years ended December 31, 2006, 2005 and 2004.

The Company’s taxable income is substantially generated in Brazil and is therefore subject to the Brazilian statutory tax rate. The following table reconciles the tax calculated based upon statutory tax rates to the income tax expense recorded in these consolidated financial statements.

	Year ended December 31,
	2006	2005	2004
Income before income taxes, minority interest and extraordinary item:
Brazil	18,589	13,739	8,168
International	572	853	767

	19,161	14,592	8,935

Tax expense at statutory rates	(6,515)	(4,961)	(3,038)
Adjustments to derive effective tax rate:
Non-deductible post-retirement health-benefits	(277)	(244)	(157)
Change in valuation allowance	101	76	159
Tax benefit on interest on shareholders’ equity	994	791	650
Others	6	(103)	155

Income tax expense per consolidated statement of income	(5,691)	(4,441)	(2,231)

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
3.	Income Taxes (Continued)

The following table shows a breakdown between domestic and international income tax and social contribution expense (benefit) recorded in these consolidated financial statements:

	Year ended December 31,
	2006	2005	2004
Income tax expense per consolidated statement of income:
Brazil
Current	(4,750)	(3,973)	(1,922)
Deferred	(686)	(179)	(258)

	(5,436)	(4,152)	(2,180)

International
Current	(261)	(250)	(192)
Deferred	6	(39)	141

	(255)	(289)	(51)

	(5,691)	(4,441)	(2,231)

TRANSPORTADORA BRASILEIRA GASODUTO BOLÍVIA-BRASIL S.A. – TBG, a subsidiary of GASPETRO, has accumulated tax losses which have resulted in income tax and social contribution carryforwards amounting to US$345 as of December 31, 2006 (US$377 in 2005). These credits are being carried forward on a monthly basis against the taxes payable, in accordance with the existing legislation. These credits were accumulated between 1999 and 2002, based on a technical study approved by the Board of Directors on the expected generation of future taxable income and profitability in the past three years which allows realization thereof in ten years at the maximum.
PEPSA also has tax credits amounting to US$366 as of December 31, 2006 (US$443 in 2005), which could be offset against future taxable income and, for which a valuation allowance is recognized in the consolidated financial statements for December 31, 2006 and 2005. As of December 31, 2006, PEPSA has booked a US$335 allowance for tax loss carryforwards (US$352 in 2005) because, as of such dates, management believes that it is more likely than not that future taxable income will not be sufficient to absorb the net deductible temporary differences and accumulated tax loss carryforwards. These tax loss carryforwards have been generated mainly due to operating losses occurred during the Argentinean crisis in 2001 and 2002.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
3.	Income Taxes (Continued)

Annually PEPSA’s management evaluates the recovery of tax loss carryforwards taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income, considering the term of expiration of the loss carryforwards, the future reversions of the existing temporary differences and the recent-year tax history. All the evidence available both positive and negative is duly weighted and considered in the analysis.

At December 31, 2006 and 2005, the PEPSA’s management partially reversed the tax loss carryforward allowance booked in prior years recognizing a tax benefit of US$17 and US$63, respectively. PEPSA’s management will continue analyzing the feasibility of recovering the tax loss carryforwards for which the allowance was recognized.

The deferred tax amounts recorded are principally generated through transactions occurring in Brazil and there are no significant deferred tax amounts from international locations. There is no netting of taxes between international jurisdictions.

The major components of the deferred income tax accounts in the consolidated balance sheet are as follows:

	As of December 31,
	2006	2005
Current assets

Inventories	101	(12)
Lease obligations	53	58
Provision for profit sharing	159	131
Employees’ post-retirement benefits	65	86
Other temporary differences	295	219

	673	482

Current liabilities
Other temporary differences	(28)	(9)

	(28)	(9)

Net current deferred tax assets	645	473

Current deferred tax liabilities	(8)	(6)

Current deferred tax assets	653	479

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
3.	Income Taxes (Continued)

	As of December 31,
	2006	2005
Non-current assets

Employees’ post-retirement benefits, net of Accumulated postretirements benefit reserves adjustments	2,101	1,291
Interest on shareholder’s equity	—	159
Deferred charges	159	124
Tax loss carryforwards	514	592
Investments	53	102
Lease obligations	51	61
Inventories revaluation	37	37
Derivatives	11	60
Allowance for doubtful accounts	47	47
Provision for contingencies	67	28
Project financings	95	64
Other temporary differences, not significant individually	328	110
Valuation allowance	(426)	(524)

	3,037	2,151

Non-current liabilities
Capitalized exploration and development costs	(4,041)	(2,995)
Property, plant and equipment	(1,140)	(584)
Hedge	(21)	(199)
Investments	(88)	(81)
Tax effect on unrealized loss on investments available-for-sale	(186)	(168)
Other temporary differences, not significant individually	(416)	(283)

	(5,892)	(4,310)

Net non-current deferred tax liabilities	(2,855)	(2,159)

Non-current deferred tax assets	61	7

Non-current deferred tax liabilities	(2,916)	(2,166)

Net deferred tax liabilities	(2,210)	(1,686)

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
3.	Income Taxes (Continued)

Although realization of net deferred tax assets is not assured, management believes that, except where a valuation allowance has been provided, such realization is more likely than not to occur. The amount of the deferred tax asset considered realizable could, however, be reduced if estimates of future taxable income are reduced. Tax loss carryforwards generated in Brazil do not expire and are available for offset against future taxable income, limited to 30% of taxable income in any individual year. PEPSA tax loss carryfoward principally expire in years beyond 2007, and may be offset against future taxable income without limitation. The following presents the changes in the valuation allowance for the years ended December 31, 2006, 2005 and 2004:

	Year ended December 31,
	2006	2005	2004
Balance at January 1,	(524)	(596)	(749)
Reductions	101	76	159
Cumulative translation adjustments	(3)	(4)	(6)

Balance at December 31,	(426)	(524)	(596)

The Company has not recognized a deferred tax liability of approximately US$190 for the undistributed earnings of its foreign operations that arose in 2006 and prior years as the Company considers these earnings to be indefinitely reinvested. A deferred tax liability will be recognized when the Company no longer demonstrates that it plans to permanently reinvest the undistributed earnings. As of December 31, 2006 the undistributed earnings of these subsidiaries were approximately US$560.
4.	Cash and Cash Equivalents

	As of December 31,
	2006	2005
Cash	1,692	1,539
Investments — Brazilian reais(1)	4,072	6,280
Investments — U.S. dollars (2)	6,924	2,052

	12,688	9,871

(1)	Comprised primarily federal public bonds with immediate liquidity and the securities are tied to the American dollar quotation or to the remuneration of the Interbank Deposits – DI.

(2)	Comprised primarily by Time Deposit and securities with fixed income.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
5.      Marketable Securities

	As of December 31,
	2006	2005
Marketable securities classification:
Available-for-sale	185	163
Trading	112	361
Held-to-maturity	143	61

	440	585

Less: Current portion of marketable securities	(346)	(456)

Long-term portion of marketable securities	94	129

Marketable securities are comprised primarily of amounts the Company has invested in an exclusive fund, excluding the Company’s own securities, which are considered repurchased. The exclusive fund is consolidated, and the equity and debt securities within the portfolio are classified as trading or available-for-sale under SFAS 115 based on management’s intent. Trading securities are principally Brazilian bonds, which are bought and sold frequently with the objective of making short-term-profits on market price changes. Available-for-sale securities are principally, LCN (Credit Liquid Note) agreements and certain other bonds for which the Company does not have current expectations to trade actively. Trading securities are presented as current assets, as they are expected to be used in the near term for cash funding requirements. Available-for-sale securities are presented as “other assets”, as they are not expected to be sold or liquidated within the next twelve months.

The Company holds National Treasury Bonds “Series P” (NTN-P) issued by the Federal Government which are accounted for as available-for-sale securities in accordance with SFAS 115.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
6.	Accounts Receivable, Net

Accounts receivable, net consisted of the following:

	As of December 31,
	2006	2005
Trade	7,944	7,889
Less: Allowance for uncollectible accounts	(1,120)	(1,063)

	6,824	6,826
Less: Long-term accounts receivable, net	(513)	(642)

Current accounts receivable, net	6,311	6,184

	As of December 31,
	2006	2005	2004
Allowance for uncollectible accounts Balance at January 1,	(1,063)	(904)	(780)
Additions	(78)	(118)	(164)
Write-offs	60	10	66
Cumulative translation adjustments	(39)	(51)	(26)

Balance at December 31,	(1,120)	(1,063)	(904)

Allowance on short-term receivables	(584)	(196)	(150)

Allowance on long-term receivables	(536)	(867)	(754)

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
6.	Accounts Receivable, Net (Continued)

At December 31, 2006 and 2005, long-term receivables include US$608 and US$599 respectively relating to payments made by the Company to suppliers and subcontractors on behalf of certain contractors. These contractors had been hired by the subsidiary BRASOIL for the construction/conversion of vessels into FPSO (“Floating Production, Storage and Offloading”) and FSO (“Floating, Storage and Offloading”) and failed to make the payments to their suppliers and subcontractors. The Company made the payments to avoid further delays in the construction/conversion of the vessels and consequent losses to BRASOIL.

Based on consultations with legal advisers, the Company’s management has determined that these payments can be reimbursed, since they represent BRASOIL’s rights with respect to the contractors, for which reason judicial action was filed with international courts to seek reimbursement. However, as a result of the uncertainties related to the realization of such receivables, the Company recorded an allowance for all credits not backed by collateral. Such allowance amounted to US$536 and US$527 as of December 31, 2006 and 2005, respectively.
7.	Inventories

	As of December 31,
	2006	2005
Products
Oil products	2,220	2,020
Fuel alcohol	160	66

	2,380	2,086

Raw materials, mainly crude oil	2,989	2,266
Materials and supplies	1,274	1,047
Others	140	142

	6,783	5,541

Current inventories	6,573	5,305

Long-term inventories	210	236

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
8.	Recoverable Taxes

Recoverable taxes consisted of the following:

	As of December 31,
	2006	2005
Local:
Domestic value-added tax (ICMS) (1)	2,829	1,830
Income tax and social contribution	357	275
PASEP/COFINS (2)	291	157
Foreign value-added tax (IVA)	104	123
Other recoverable taxes	304	341

	3,885	2,726

Less: Long-term recoverable taxes	(1,292)	(639)

Current recoverable taxes	2,593	2,087

(1)	Domestic value-added sales tax are composed of credits generated by commercial operations and by the acquisition of property, plant and equipment and can be offset with taxes of the same nature.

(2)	PASEP and COFINS are social security contributions payable in respect of sales of products and services and financial revenues.

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

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
9.	Property, Plant and Equipment, Net
(a)	Composition of balance

Property, plant and equipment, at cost, are summarized as follows:

	As of December 31,
	2006			2005
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Buildings and improvements	2,422	(935)	1,487	1,696	(755)	941
Oil and gas assets	26,274	(10,605)	15,669	21,500	(9,589)	11,911
Equipment and other assets	34,654	(16,996)	17,658	28,359	(14,902)	13,457
Capital lease – platforms and vessels	2,660	(1,322)	1,338	2,651	(1,233)	1,418
Rights and concessions	1,828	(336)	1,492	1,492	(210)	1,282
Land	262	—	262	226	—	226
Materials	1,253	—	1,253	820	—	820
Expansion projects -
Construction and installations in progress:
Exploration and production	10,731	—	10,731	9,553	—	9,553
Supply	5,152	—	5,152	4,546	—	4,546
Gas and energy	3,231	—	3,231	1,356	—	1,356
Distribution	195	—	195	185	—	185
International	5	—	5	—	—	—
Corporate	424	—	424	225	—	225

	89,091	(30,194)	58,897	72,609	(26,689)	45,920

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
9.	Property, Plant and Equipment, Net (Continued)
(b)	New Hydrocarbons Law of Bolivia

The new Bolivian Hydrocarbons Law 3,058 has been in force since May 19, 2005. This law revokes the former Hydrocarbons Law 1,689 dated April 30, 1996.

The new law establishes, among other matters, a higher tax burden for companies of the sector, through royalties of 18% and a direct tax on hydrocarbons (IDH) of 32%, to be applied directly on 100% of the production, on top of taxes in force by operation of Law No. 843. In addition, the new legislation determines substitution of shared risk contracts for new contracts observing the models established in the Law, and introduces changes in the oil products distribution activity.

On May 20, 2005, contracts were entered into for association among Yacimientos Petrolíferos Fiscales Bolivianos — YPFB (Bolivian state-owned company) and fuel distribution companies to extend the term of Distributors’ operations up until YPFB accumulates sufficient funds to develop this segment all over the Bolivian territory. On June 30, 2006 the contracts term expired through which the major distribution companies distributed hydrocarbons in Bolivia. YPFB took over national distribution as from that date. The company Petrobras Bolívia Distribución, which allowed the ownership of a major part of this business, is still operating in the sector through the service stations it owns.

As of May 1, 2006, Supreme Decree 28,701 was enacted in Bolivia, through which, the natural hydrocarbon resources were nationalized. As a consequence, the companies that are currently engaged in gas and petroleum production activities, will have to transfer the ownership of all hydrocarbon production to Yacimientos Petrolíferos Fiscales Bolivianos (YPFB). A transition period has also been established of 180 days as from the date the aforementioned decree is enacted, in which companies that are currently operating should execute the new contracts established by YPFB. Companies which have not executed these contracts by the end of this term may be unable to continue operating in the country.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
9.	Property, Plant and Equipment, Net (Continued)
(b)	New Hydrocarbons Law of Bolivia (Continued)

The aforementioned Decree establishes that fields with a certified average natural gas production of over 100 million cubic feet per day in 2005, as is the case with the San Alberto and San Antonio fields where the Company operates, an additional amount will be paid to YPFB of 32% over of the production value, rising to a total of 82% of the Bolivian government’s interest. The Bolivian Ministry of Hydrocarbons and Energy shall determine on a case-by-case basis via auditing the final share to be paid to the Companies in the contract to be executed. Up to December 31, 2006 the Company had recorded a provision to pay the additional share to YPFB of 32% on the hydrocarbon production, to an amount equal to US$99. The regulatory decrees which among other matters shall establish the means for paying this share have not yet been issued.

Furthermore, according to this decree the State is nationalizing the shares required for YPFB to control, with a minimum of 50% plus one share, Petrobras Bolívia Refinación S.A. — PBR, in which Petrobras has an indirect interest of 100% (Petrobras International Braspetro B.V. — 51% and Petrobras Energia S.A. — 49%). The equity interest will be transferred to YPFB when the parties reach an agreement about the amount of economic compensation to be paid by YPFB to Petrobras, besides the former compliance of some legal and statutory assumptions. The parties have not yet commenced the assessment process.

On October 28, 2006 Petrobras Bolívia and its partners executed operating contracts with YPFB for San Alberto and San Antonio fields. These contracts establish that the revenues, royalties, profit shares, IDH, shipment and compression will be absorbed by YPFB, and the cost of production and investments made by the companies should be reimbursed as remuneration to the owner. Any difference which may exist will be distributed between the Bolivian state company and the companies, at percentages varying according to production and the investment recovery factor. These contracts will come into force as from approval by the Bolivian National Congress and their official registration.

In a document attached to contracts entitled “Investments made”, Petrobras and its partners state the investment amounts net of amortization, which will be reviewed taking into account the results of the audits contracted by the Hydrocarbons Ministry, that are currently in progress. To date, the Company is not aware of the result of these audits and the possible effects on its investments.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
9.	Property, Plant and Equipment, Net (Continued)
(b)	New Hydrocarbons Law of Bolivia (Continued)

Supreme Decree 28,900-A issued October 28, 2006 established that the companies will continue operating in Bolivia in accordance with Supreme Decree 28,701, including article 3, paragraph 1 which establishes the additional payment of 32% for the San Alberto and San Antonio fields until the aforementioned contracts have been registered.

On November 28, 2006 the National Congress approved the 44 oil contracts (exploration and production), which include the contracts that Petrobras participates in/or operates, which mainly include the San Alberto and San Antonio fields. On January 11, 2007 Laws were published by which the Bolivian Legislative Branch approved these contracts, including those referring to the San Alberto and San Antonio fields. To date the contracts have not been registered at a registry office, despite the fact there is no justifiable reason for the delay. The contracts will come into force after they have been effectively registered.

PBR and PEBIS continue their normal operations under the control and management of the Company, and hence their consolidated financial statements are still being included in the Company’s consolidated financial statements. The consolidated total assets balance of PEBIS as of December 31, 2006 amounted to US$1,173.

(c)	Review of operating agreements in Venezuela

In March of 2006, PESA, through its controlled and associated companies in Venezuela, entered into Memoranda of Understanding (MOU) with PDVSA and Corporación Venezolana del Petróleo S.A. (CVP) in order to finalize the migration of operational agreements to mixed-capital companies. The MOUs establish that the interest of private partners in mixed-capital corporate companies should be limited to 40%, while the Venezuelan government participates with the remaining 60%. Thus, PESA’s indirect interest in the fields of Oritupano Leona, La Concepción, Acema and Mata Areas was defined as being of 22%, 36%, 34.5% and 34.5%, respectively.

Pursuant to the terms of the MOU, CVP shall acknowledge dividable and transferable credits in favor of the private companies with interest in the mixed-capital companies, which shall not be subject to interest and may be used in payment of the acquisition bonus of new areas for petroleum exploration and production activities or for a license to engage in gas exploration and production.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
9.	Property, Plant and Equipment, Net (Continued)
(c)	Review of operating agreements in Venezuela (Continued)

During the transition period and until the mixed capital companies are in operation, the consortia’s operations have been conducted and supported by Petrobras Energia Venezuela under the supervision of an integrated operating committee, on which PDVSA representatives shall form the majority.

Due to the change in structure of shareholding interest in the mixed capital companies, from April 1, 2006 the Company no longer consolidates the assets, liabilities and results of the aforesaid operations in its consolidated statements, but presents them as equity investments in non-consolidated companies and other investments, which increased the balance of such account by US$878.

(d)	New Hydrocarbons Law in Ecuador

In April 2006, the Law which amended the Hydrocarbons Law (Ley de Hidrocarburos) was enacted in Ecuador, which establishes the Government shall hold a minimum share of 50% in the extraordinary revenues, generated by increases to the sale price of Ecuadorian oil (average monthly effective FOB sale price) as compared to the monthly average oil sale price established in the contract, stated in the currency of the month of settlement. In July, 2006 the regulations of said Law were published which Ecuadortlc S.A., a subsidiary of PESA, and Petroecuador interpreted differently. The application of this law is being disputed by Ecuadortlc and Petroecuador.

(e)	SFAS No. 143 — Accounting for asset retirement obligations

Since January 1, 2003, Petrobras adopted SFAS No. 143 — Accounting for Asset Retirement Obligations (“SFAS 143”). Under SFAS 143, the fair value of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically at the time the related assets are installed. Amounts recorded for the related assets will be increased by the amount of these obligations and depreciated over the related useful lives of such assets. Over time, the amounts recognized as liabilities will be accreted for the change in their present value until the related assets are retired or sold.

Measurement of asset retirement obligations is based on currently enacted laws and regulations, existing technology and site-specific costs. There are no assets legally restricted to be used in the settlement of asset retirement obligations.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
9.	Property, Plant and Equipment, Net (Continued)
(e)	SFAS No. 143 — Accounting for asset retirement obligations (Continued)

A summary of the annual changes in the abandonment provision is presented as follows:

Liabilities
Balance as of December 31, 2004	403

Depreciation and impairment	—
Accretion expenses	51
Liabilities incurred	356
Liabilities settled	(4)
Revision of provision	(21)
Cumulative translation adjustment	57

Balance as of December 31, 2005	842

Depreciation and impairment	—
Accretion expenses	32
Liabilities incurred	632
Liabilities settled	(4)
Revision of provision	(112)
Cumulative translation adjustment	83

Balance as of December 31, 2006	1,473

(f)	Impairment

For the years ended December 31, 2006, 2005 and 2004, the Company recorded impairment charges of US$21, US$156 and US$65, respectively. During 2006, the impairment charge was primarily related to producing properties in Brazil and principle amounts were related to Petrobras’ Córrego de Pedras on-shore field. During 2005, the impairment charge was primarily related to investments in Venezuela (US$134), due to the tax and legal changes implemented by the Ministry of Energy and Petroleum of Venezuela (MEP), previously mentioned. During 2004, the impairment charge was related to producing properties in Brazil, principle amounts were related to the Company’s Cioba’s off-shore field (US$30). The impairment expenses recorded in 2004 were primarily due to capital expenditures made in 2004 to producing fields with only marginal reserves.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
9.	Property, Plant and Equipment, Net (Continued)
(g)	Return of exploration areas to the ANP

In the 2006 financial year, Petrobras returned to the National Petroleum Agency — ANP the rights over:
- The BCE-5 exploratory concession — total return of the retained area for assessment;
- The BT-POT- 26 exploratory concession, blocks POT-T-210, POT-T-211 and POT-T-257 – total early return of the three blocks;
- The.BT-POT-35.exploratory.concession,.block..POT-T-563 — total early return of the block;
- The REC-T-41 exploratory concession, block BT-REC-11 — total return of the retained area for assessment; and
- The exploratory concessions BC-60, BES-100, BC-20, BC-30, BS-400, BS-500 and BC-50 — total returns of the blocks, not including the areas retained by Commercial Declaration or annexing.
(h)	Return to ANP of fields at the Production Stage operated by Petrobras

In the 2006 financial year, Petrobras returned to the National Petroleum Agency — ANP the rights over the fields Beija-Flor, Dias D’Ávila, Fazenda Gameleira, Miranga Leste and Vale do Quiricó, all located in the state of Bahia.

(i)	8th bidding for exploratory blocks of ANP

In November of 2006, Petrobras acquired twenty-one new exploratory blocks of the twenty-two areas it competed for in the 8th Round of Bidding conducted by the National Petroleum Agency - ANP.

Petrobras acquired exclusive rights for seven blocks and a further fourteen blocks in consortium with other companies, two of which the Company will operate.

The bonuses offered by Petrobras and its partners amounted to US$130, with the Company accounting for US$116. This Bid has been suspended in full, because of the injunction awarded by the Federal Courts of the Federal District. The bonuses will be paid when this issue is resolved.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
10.	Investments in Non-Consolidated Companies and Other Investments

Petrobras conducts portions of its business through investments in companies accounted for using the equity and cost methods. These non-consolidated companies are primarily engaged in the petrochemicals and product transportation businesses.

			Investments
	Total ownership		2006		2005
Equity method	20% - 50	%(1)	1,883	(2)	974
Investments available-for-sale	8% - 17%		715		647
Investments at cost			664		189

Total			3,262		1,810

(1)	As described further in this Note, certain thermoelectrics with ownership of 10% to 50% are also accounted as equity investments due to particularities of significant influence.

(2)	Includes US$878 related to investments in Venezuela, excluded from consolidation in 2006. (See Note 9 (c)).
At December 31, 2006 and 2005, the Company had investments in companies with publicly traded shares: BRASKEM S.A., Petroquímica União S.A. — PQU and Companhia Petroquímica do Sul S.A. - COPESUL. The Company’s investments in these companies with publicly traded shares amounts to less than 20% of the investee’s total voting shares, are classified as available-for-sale and have been recorded at market value. The Company has recorded unrealized gains (losses) for the difference between the fair value and the cost of the investment on these investments of US$548 and US$494 as of December 31, 2006 and 2005, respectively. These holding gains are reflected as a component of shareholder’s equity, net of tax, with changes in the unrealized balance recorded as a component of comprehensive income.

The Company also has investments in companies for the purpose of developing, constructing, operating, maintaining and exploring thermoelectric plants included in the federal government’s Priority Thermoelectric Energy Program, with equity interests of between 10% and 50%. The balance of these investments as of December 31, 2006 and 2005 includes US$20 and US$179 respectively, and are included as equity method investments due to the Company’s ability to exercise significant influence over such operations.

The Company’s investments in equity of non-consolidated companies generated equity earnings (losses) in results of non-consolidated companies of US$28 for the year ended December 31, 2006 (2005 — US$139; 2004 — US$172).
(a)	Acquisition of interest of CEG RIO

Petrobras, through its subsidiary Petrobras Gás S.A. — GASPETRO, concluded on July 11, 2005 the acquisition of 12.41% of the shares (common and preferred) of Distribuidora de Gás Natural Canalizado CEG-RIO, for US$17. With this acquisition, the shareholdings of GASPETRO in said company were increased to 37.41%. The Company has accounted for its investment using the equity method, retrospectively from the date of the initial investment. Due to the immateriality of the involved amounts the Company has not retrospectively applied the equity method to the 2004 Financial Statements.The acquisition of the additional interest in CEG RIO was recorded using the purchase method of accounting.

(b)	Exchange of assets — Petrobras and REPSOL — YPF

On December 28, 2000, Petrobras and Repsol YPF entered into a Contract for the Exchange of Assets, under which Petrobras, in exchange of shares of EG3 in Argentina, assigned to Repsol YPF a 30% shareholding in Refinaria Alberto Pasqualini – REFAP, the right to sell fuels in approximately 230 gas stations of BR Distribuidora and a 10% interest in the Albacora Leste field.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

10.	Investments in Non-Consolidated Companies and Other Investments (Continued)
The contract established in its 4th clause that the parties receiving the shares of EG3 and REFAP should, in the course of eight years after January 1, 2001, review every year the reference values of EG3 Group and REFAP S.A. (denominated “escalators”) to adjust them observing the conditions of said clause and to allow determining at the end of the period the definitive value of the shares of EG3 and REFAP, as well as definitive assets position and payment thereof to the creditor, under common agreement between the parties. Under the Escalators Liquidation Agreement entered into on December 29, 2005, and effective as from January 1, 2006, the companies performed early and definitive liquidation of the escalators.

The final value, including monetary restatement, due by Repsol YPF to Petrobras, related to EG3 share, for the full period of 8 (eight) years, including the projections for 2006, 2007 and 2008 amounted to US$335. Of this amount US$95 was applied to reduce property, plant and equipment and US$158 was recorded as extraordinary gain, net of US$82 of income tax on December 31, 2005.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
10.	Investments in Non-Consolidated Companies and Other Investments (Continued)
(b)	Exchange of assets — Petrobras and REPSOL — YPF (Continued)

The final value, including monetary restatement, due by Petrobras to Repsol YPF, related to the 30% shareholding in REFAP, for the full period of 8 (eight) years, including the projections for 2006, 2007 and 2008 amounted to US$255. This amount was recorded as component of other expenses, net.

Those amounts are definitive, and not subject to review or verification by any of the parties, thus liquidating application and quantification of escalators, as provided for in the Escalators Liquidation Agreement.
11.	Petroleum and Alcohol Account — Receivable from Federal Government
(a)	Changes in the Petroleum and Alcohol account

The following summarizes the changes in the Petroleum and Alcohol account for the years ended December 31, 2006 and 2005:

	Year ended December 31,
	2006	2005
Opening balance	329	282
Financial income (Note 24)	7	9
Translation gain	32	38

Ending balance	368	329

The Petroleum and Alcohol account arose in periods previous to December 31, 2002 as a result of regulation in the fuels market. The Federal Government has certified the balance and placed a portion of the amount (US$53) in a restricted use account.

(b)	Settlement of the Petroleum and Alcohol Accounts with the Federal Government

As defined in Law No. 10,742 dated October 06, 2003, the settlement of the Petroleum and Alcohol account with the Federal Government should have been completed by June 30, 2004. Petrobras has been working with the Ministry of Mines and Energy – MME and Secretary of the National Treasury — STN in order to resolve remaining issues necessary to conclude the settlement process.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
11.	Petroleum and Alcohol Account — Receivable from Federal Government (Continued)
(b)	Settlement of the Petroleum and Alcohol Accounts with the Federal Government (Continued)

The remaining balance of the Petroleum and Alcohol account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account; (2) offset of the balance of the Petroleum and Alcohol account, with any other amount owed by Petrobras to the Federal Government, including taxes; or (3) by a combination of the above options.
12.	Financings
(a)	Short-term debt

The Company’s short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	As of December 31,
	2006	2005
Import — oil and equipment	148	340
Working capital	1,145	610

	1,293	950

The weighted average annual interest rates on outstanding short-term borrowings were 4.68% and 4.09% at December 31, 2006 and 2005, respectively.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(b)	Long-term debt
•	Composition

	As of December 31,
	2006	2005
Foreign currency
Notes	4,217	5,871
Financial institutions	3,550	3,215
Sale of future receivables	680	1,241
Suppliers’ credits	1,215	1,349
Senior exchangeable notes	330	330
Assets related to export program to be offset against sales of future receivables	(150)	(300)
Repurchased securities (1)	(19)	(356)

	9,823	11,350

Local currency
National Economic and Social Development Bank — BNDES (state-owned company, see Note 24)	865	298
Debêntures:
BNDES (state-owned company, see Note 24)	626	291
Other banks	1,093	935
Others	209	57

	2,793	1,581

Total	12,616	12,931
Current portion of long-term debt	(2,106)	(1,428)

	10,510	11,503

(1)	At December 31, 2006 and 2005, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the Petrobras group companies and some of the SPEs that the Company consolidates according to FIN 46(R), in the total amount of US$245 (US$2,078 in 2005). These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and long-term debt, of US$19 (US$356 in 2005), and project financings, of US$226 (US$1,722 in 2005), respectively. (see also Note 14). Gains and losses on the extinguishment are recognized as incurred. Subsequent reissuances of notes at amounts greater or lower than are recorded as premium or discounts and are amortized over the life of the notes. Petrobras incurred in expenses in the total amount of US$160 on the extinguishment of debt during 2006 and US$17 during 2005. As of December 31, 2006 and 2005, the Company had an outstanding balance of net premiums on reissuance that amounted to US$45 and US$56, respectively.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(b)	Long-term debt (Continued)
•	Composition of foreign currency denominated debt by currency

	As of December 31,
	2006	2005
Currencies
United States dollars	8,928	10,679
Japanese Yen	626	409
Euro	269	262
Others	—	—

	9,823	11,350

•	Maturities of the principal of long-term debt
     The long-term portion at December 31, 2006 becomes due in the following years:

2008	1,466
2009	799
2010	1,543
2011	810
2012	1,788
2013 and thereafter	4,104

10,510

•	Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	As of December 31,
	2006	2005
Foreign currency
6% or less	2,373	3,686
Over 6% to 8%	3,805	2,603
Over 8% to 10%	3,321	4,491
Over 10% to 15%	324	570

	9,823	11,350

Local currency
6% or less	470	85
Over 6% to 8%	167	266
Over 8% to 10%	858	264
Over 10% to 15%	1,298	966

	2,793	1,581

	12,616	12,931

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(b)	Long-term debt (Continued)
•	Structured finance of exports

Petrobras and Petrobras Finance Ltd. — PFL have certain contracts (Master Export Contract and Prepayment Agreement) between themselves and a special purpose entity not related to Petrobras, PF Export Receivables Master Trust (“PF Export”), relating to the prepayment of export receivables to be generated by PFL by means of sales on the international market of fuel oil and other products acquired from Petrobras.

As stipulated in the contracts, PFL assigned the rights to future receivables in the amount of US$1,800 (1st and 2nd tranches) to PF Export, which, in turn, issued and delivered to PFL the following securities, also in the amount of US$1,800:
•	US$1,500 in Senior Trust Certificates, which were negotiated by PFL on the international market at face value. The amount was transferred to Petrobras as prepayment for exports to be made to PFL, according to the prepayment agreement.

•	US$300 in Junior Trust Certificates, which are held in the portfolio of PFL. If PF Export incurs any losses on the receipt of the value of the exports transferred by PFL, these losses will be compensated by the Junior Trust Certificates.
The assignment of rights to future export receivables represents a liability of PFL, which will be settled by the transfer of the receivables to PF Export as and when they are generated. This liability will bear interest on the same basis as the Senior and Junior Trust Certificates, as described above. The Junior Trust Certificates form a 20% guarantee to the Senior Trust Certificates.

On September, 2005 Petrobras prepaid an amount of US$330 to PETROBRAS FINANCE LTD. – PFL respective to the export prepayments. Subsequent, PETROBRAS FINANCE LTD. – PFL paid on September 1, 2005 an equal amount related to the Senior Trust Certificates series A2 and C with floating rates, issued by PF Export, maturing on 2010 and 2013, respectively.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(b)	Long-term debt (Continued)
•	Structured finance of exports (Continued)

On March 1, 2006 Petrobras prepaid US$334 to PETROBRAS FINANCE LTD. – PFL respective to the export prepayments. Subsequent, PETROBRAS FINANCE LTD. – PFL paid on March 1, 2006 an equal amount related to the Senior Trust Certificates series A1 and B with fixed rates, issued by PF Export, maturing in 2010 and 2011, respectively.

On May 26, 2006, PFL has successfully completed a solicitation of consents from holders of the Series 2003-A 6.4% Senior Trust Certificates due 2015 issued by PF Export Receivables Master Trust. The amendments sought to eliminate exports of bunker fuel from the transaction so that the securities have been collateralized only by receivables from sales of fuel oil exported by Petrobras and to reduce the minimum average daily gross exports of fuel oil for any rolling twelve-month period. PFL also obtained the consent from the holders of Series 2003-B 3.75% due 2013. The amendments became effective on June 1, 2006.

As a result of these amendments, the premium rate of the guarantee of the Series 2003-B was reduced from 1.8% to 1.1%.
•	GASENE Project, Urucu-Coari-Manaus gas pipeline project and Urucu-Coari liquefied petroleum gas line project

On December 5, 2005, Petrobras obtained a bridge loan from the National Bank for Economic and Social Development (BNDES), in the amount of US$342, for the special purpose company Transportadora GASENE S.A., responsible for the project aimed at interconnecting the Southeastern and Northeastern gas pipeline networks–GASENE, and US$342 for the special purpose company Transportadora Urucu Manaus S.A. proceeding with the financial structuring of the projects Urucu-Coari-Manaus gas pipeline and the Urucu-Coari liquefied petroleum gas (LPG) line.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(b)	Long-term debt (Continued)
•	Financing for P-51 and P-52 platforms

On November 25, 2004, the Board of Directors of Petrobras approved the execution of a contract in the amount of up to US$379 between the National Bank for Economic and Social Development (BNDES) and the wholly-owned subsidiary PETROBRAS NETHERLANDS B.V. – PNBV for the financing of Brazilian assets and services to be used in the construction of the P-52 production platform.

The amount is provided by BNDES within the BNDES-Exim post-shipment program, under the buyer credit standards, which includes financing no other than Brazilian national goods and services within the investment. The financing will be amortized over a 10-year period after conclusion of the platform construction work, expected for May 2007. The interest rate is 36-month LIBOR plus 2% during the grace period and the 60-month LIBOR plus 2% thereafter.

On December 17, 2004, PETROBRAS NETHERLANDS B.V. — PNBV, a wholly-owned subsidiary of Petrobras, entered into a credit facility of US$280 for financing of the construction of platforms P-51 and P-52. This loan is guaranted by export credit agencies of Norway, United Kingdon and Italy. The Agreement states either a floating rate (Libor plus 0.6%) or a fixed interest rate (4.86%).

On November 17, 2004, PETROBRAS NETHERLANDS B.V. — PNBV, a wholly-owned subsidiary of Petrobras, entered into a additional Commercial Loan Facility Agreement with BNP Paribas to grant to PETROBRAS NETHERLANDS B.V. — PNBV a credit facility of US$100 for financing of the construction of platforms P-51 and P-52. The agreement states a floating interest rate of Libor plus 1.4%.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(b)	Long-term debt (Continued)
•	Global Notes

On October 06, 2006, PIFCo issued Global Notes to the amount of US$500. The notes have an effective rate of 6.185% per annum and a ten-year term. This is the lowest borrowing cost for PIFCo over this term and represented a rate of 1.55% over and above the US T-bond for a similar term. The Global Notes were offered at 99.557% of the face value with a stated of 6.125% per annum. PIFCo used the proceeds from this issuance principally to repay trade-related debt.
(c)	Debt repurchase offer (Tender) of notes

On July 24, 2006, (PIFCo), a wholly owned subsidiary of the Company, concluded its debt repurchase offer (Tender) announced on July 18, 2006. The amount of notes tendered for five series of notes was US$888. The repurchased securities related to 2006 amount to US$1,046. Including the notes previously repurchased by the Company and its affiliates, also included in the tender, the total value reached US$1,215. The purpose of this initiative was to reduce total debt outstanding and simplify the debt profile, thus benefiting from the Company’s current strong cash generation. The transaction was settled on July 27, 2006 and all the notes tendered were canceled from this date. Upon conclusion of the Tender PIFCo incurred expenses in the total amount of US$160.

(d)	Debentures issue

On August 02, 2006 the Extraordinary General Meeting held by ALBERTO PASQUALINI — REFAP S.A., a subsidiary of the Company, approved the value of the private issue of simple, nominative and book-entered debentures in the amount of US$391. The debentures are being issued in order to expand and modernize REFAP’s industrial facilities and to raise its oil processing capacity from 20,000 m3/day to 30,000 m3/day, in addition to increasing the portion of national oils being processed.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(d)	Debentures issue (Continued)

The issue was be made under the following terms up to December 30, 2006 and amortization over 96 months plus a 6-month grace period; 90% of the debentures shall be subscribed by the BNDES yielding interest at the Long-term Interest Rate +3.8% p.a.; 10% of the debentures shall be subscribed by BNDES Participações S.A. (BNDESPAR) at the interest rate of the BNDES’ basket of currencies + 2.3% p.a..

On September 08, 2006, the Financing Contract was executed and the first installment was made available in the amount of US$278. On December 19, 2006 was made available the remaining amount of US$113.

(e)	Japanese Yen Bonds

On September 27, 2006, PIFCo concluded a private placement of securities in the Japanese capital market (“Shibosai”) for a total of ¥ 35 billion (US$298) due September 2016. The issue was a private placement in Japanese market with a partial guarantee of Japan Bank for International Cooperation (JBIC) and bears interest at the rate of 2.15% per annum, payable semiannually. In the same date, PIFCo entered into a swap agreement with Citibank, swapping the total amount of this debt to a U.S. dollar denominated debt. PIFCo used the proceeds principally to finance PNBV, an affiliate, for construction of lines interconnecting the P-51, P-52 and P-53 production platforms to the PRA-1 autonomous repumping unit. See note 20(e).

(f)	Guarantees and covenants

Financial institutions abroad do not require guarantees from the Company. The financing granted by BNDES — National Bank for Social and Economic Development is guaranteed by a lien on the assets being financed.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(f)	Guarantees and covenants (Continued)

The Company’s debt agreements contain affirmative covenants regarding, among other things, provision of information; financial reporting; conduct of business; maintenance of corporate existence; maintenance of government approvals; compliance with applicable laws; maintenance of books and records; maintenance of insurance; payment of taxes and claims; and notice of certain events. The Company’s debt agreements also contain negative covenants, including, without limitation, limitations on the incurrence of indebtedness; limitations on the incurrence of liens; limitations on transactions with affiliates; limitations on the disposition of assets; limitation on consolidations, mergers, sales and/or conveyances; negative pledge restrictions; change in ownership limitations; ranking; use of proceeds limitations; and required receivables coverages. Petrobras’ management affirms that the Company is in compliance with the covenants within debt agreements.

At December 31, 2006 and 2005, GASPETRO had secured certain debentures issued to finance the purchase of the transportation rights in the Bolivia/Brazil pipeline with 3,000 shares of its interest in TBG, a subsidiary of GASPETRO responsible for the operation of the pipeline.

The Federal Government guarantees TBG’s Multilateral Credit Agency debt, which had an outstanding balance of US$367 and US$402 at December 31, 2006 and 2005, respectively. During 2000, the Federal Government, the Company, TBG, PETROQUISA and Banco do Brasil S.A. entered into an agreement whereby the revenues of TBG will serve as a counter-guarantee to this debt until the debt has been extinguished.

Petrobras entered into standby purchase agreements in support of the obligations of its wholly-owned subsidiary, PIFCo, under the note issuances in 2001, 2002 and 2003 and their respective indentures. Petrobras has the obligation to purchase from the noteholders any unpaid amounts of principal, interest or other amounts due under the notes and the indenture applies, subject to certain limitations, irrespective of whether any such amounts are due at maturity of the notes or otherwise.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(g)	Lines of credit

At December 31, 2006 and 2005, the Company had fully utilized all available lines of credit for the purchase of imports. Outstanding lines of credit at December 31, 2006 and 2005 were US$1,370 and US$1,688, respectively. Lines of credit are included in short-term debt and long-term debt.
13.	Financial Income (Expenses), Net

Financial expenses, financial income and monetary and exchange variation on monetary assets and liabilities, net, allocated to income for the years ended at December 31, 2006, 2005 and 2004 are shown as follows:

	Year ended December 31,
	2006	2005	2004
Financial expenses
Loans and financings	(1,076)	(1,135)	(1,055)
Capitalized interest	1,001	612	267
Leasing	(105)	(98)	(94)
Project financings	(370)	(334)	(316)
Losses on derivative instruments	(481)	(103)	(233)
Repurchased securities losses	(160)	(17)	(137)
Other	(149)	(114)	(165)

	(1,340)	(1,189)	(1,733)

Financial income
Investments	566	337	199
Customers	231	84	24
Government securities	79	90	42
Advances to suppliers	27	33	32
Gain on fair value hedge	—	93	553
Other	262	73	106

	1,165	710	956

Monetary and exchange variation on monetary assets and liabilities, net	75	248	450

	(100)	(231)	(327)

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
14.	Project Financings

Since 1997, the Company has utilized project financings to provide capital for the continued development of the Company’s exploration and production and related projects.

The special purpose entities associated with the project finance projects are consolidated based on FIN 46(R) and the project financing obligation represents the debt of the consolidated SPEs with the third-party lender.

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

The following summarizes the liabilities related to the projects that were in progress at December 31, 2006 and 2005:

	As of December 31,
	2006	2005
Barracuda/Caratinga	1,405	2,435
Charter Development – CDC (1)	876	346
Cabiúnas	683	799
PDET Offshore S.A.	662	188
Transportadora Gasene	617	236
Nova Transportadora do Sudeste – NTS (2)	543	461
Nova Transportadora do Nordeste – NTN (2)	449	385
Codajás (3)	411	215
Espadarte/Voador/Marimbá (EVM)	282	399
Companhia Locadora de Equipamentos Petrolíferos – CLEP	226	1,700
Cia. de Desenvolvimento e Modernização de Plantas Industriais – CDMPI	175	—
Nova Marlim	142	286
Cia Petrolífera Marlim	57	139
Albacora	46	55
Pargo, Carapeba, Garoupa and Cherne (PCGC)	26	35
Fundo de Investimemento Imobiliário – FII (4)	—	85
Repurchased securities (5)	(226)	(1,722)

	6,374	6,042

Current portion of project financings	(2,182)	(2,413)

	4,192	3,629

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
14.	Project Financings (Continued)
(1)	Charter Development – CDC is responsible for Marlim Leste (P-53 project).

(2)	Nova Transportadora do Sudeste – NTS and Nova Transportadora do Nordeste – NTN take part in the consortium responsible for Malhas Project.

(3)	Codajás consolidates Transportadora Urucu — Manaus S.A. which is responsible for the Amazonia Project.

(4)	Investment Fund for Fixed Assets – FII is responsible for Certified Receipts of Acceptance of Fixed Assets – CRI Macaé Project.

(5)	At December 31, 2006 and 2005, the Company had amounts invested abroad in an exclusive investment fund. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and project financings (see also Note 5).
The Company has received certain advances amounting to US$376 which are recorded as project financings obligations and are related to assets under agreements with investors, which are included to the property, plant and equipment balance. Such asset and obligation amounts are presented gross as the obligation can only be settled through delivery of the fully constructed asset.

At December 31, 2006, the long-term portion of project financings becomes due in the following years:

2008	1,252
2009	993
2010	666
2011	401
2012	158
2013 and thereafter	722

4,192

As of December 31, 2006, the amounts of cash outlay commitments assumed related to consolidated structured project financings are presented as follows:

Cia. de Desenvolvimento e Modernização de Plantas Industriais – CDMPI	733
Transportadora Gasene	601
PDET Offshore S.A.	378
Charter Development — CDC	224

1,936

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
14.	Project Financings (Continued)

The following summarizes the projects, their purposes, the guarantees and estimated investments of each project:

Total estimated
Project	Purpose	Main guarantees	investments
Barracuda/ Caratinga	To allow development of production in the fields of Barracuda and Caratinga in the Campos Basin the SPC Barracuda and Caratinga Leasing Company B.V. (BCLC), is in charge of building all of the assets (wells, submarine equipment and production units) required by the project and is also the owner of them.	Guarantee provided by Brasoil to cover BCLC’s financial requirements.	US$3,100

CLEP	Companhia Locadora de Equipamentos Petrolíferos — CLEP furnishes assets related to oil production located in the Campos Basin through a lease agreement for the period of 10 years, and at the end of which period Petrobras will have the right to buy shares of the SPC or project assets.	Lease prepayments in case revenue is not sufficient to cover payables to the lenders.	US$1,250

Cabiúnas	Project with the objective of increasing gas production transportation from the Campos Basin. Cayman Cabiunas Investment Co. Ltd. (CCIC), supplies assets to Petrobras under an international lease agreement.	Pledge of 10.4 billion m3 of gas.	US$850

Malhas Project — (NTN / NTS)	Consortium between TRANSPETRO, Transportadora Nordeste Sudeste (TNS), Nova Transportadora do Sudeste (NTS) and Nova Transportadora do Nordeste (NTN). NTS and NTN supply assets related to natural gas transportation. TNS (a 100% GASPETRO company) supplies assets that have already been previously set up. TRANSPETRO is the gas pipes operator.	Prepayments based on transportation capacity to cover any consortium cash insufficiencies	US$1,000

EVM	Project with the objective of allowing set up of submarine oil production equipment in the fields Espadarte, Voador, Marimbá and other seven smaller fields in the Campos Basin. EVM Leasing Co. (EVMLC), supplies assets to Petrobras under an international lease agreement.	Pledge of certain oil volumes.	US$1,070

NovaMarlim	Consortium with NovaMarlim Petróleo S.A. (NovaMarlim) which supplies submarine oil production equipment and refunds Petrobras for operating costs resulting from the operation and maintenance of field assets.	30% of the field production limited to 720 days.	US$933

PDET	PDET Offshore S.A. is the future owner of the Project assets whose objective is that of improving the infrastructure to transfer oil produced in the Campos Basin to the oil refineries in the Southeast Region and export. The assets will be later leased to Petrobras for 12 years.	All of the project’s assets will be pledged as collateral.	US$1,270

Marlim	Consortium between Companhia Petrolífera Marlim (CPM), which furnishes to Petrobras submarine equipment for oil production of the Marlim field.	70% of the field production limited to 720 days.	US$1,500

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
14.	Project Financings (Continued)

Total estimated
Project	Purpose	Main guarantees	investments
Albacora	Consortium between Petrobras and Albacora Japão Petróleo Ltda. (AJPL), which furnishes to Petrobras oil production assets of the Albacora field in the Campos Basin.	Pledge of assets	US$170

Albacora/ PETROS	Consortium between Petrobras and Fundação PETROS de Seguridade Social, which furnishes to Petrobras oil production assets of the Albacora field in the Campos Basin.	Pledge of assets	US$240

PCGC	Companhia de Recuperação Secundária (CRSec) supplies assets to be used by Petrobras in the fields Pargo, Carapeba, Garoupa, Cherne and others through a lease agreement with monthly payments.	Additional lease payment if revenue is not sufficient to cover payables to lenders.	US$134

Marlim Leste (P-53) Project – (CDC)	To develop production in the Marlim Leste field, Petrobras will use Floating Production Unit P-53, to be chartered from Charter Development LLC, a company incorporated in the state of Delaware, U.S.A. The Bare Boat Charter agreement will be effective for a 15-year period counted from the date of signature.	Completion: the flow of charter payments to be made by Petrobras will begin at a certain date.
		Cost Overrun: Any increase in P-53 construction costs will represent an increase in charter amounts payable by Petrobras.	US$1,180

Amazônia (Codajás)	Construction of a gas pipeline with length of 385 km, between Coari and Manaus, and a GLP pipeline with length of 285 Km between Urucu and Coari, both under the responsibility of Transportadora Urucu — Manaus S.A. and the construction of a thermoelectric plant, in Manaus, with capacity of 488 MW through Companhia de Geração Termelétrica Manauara S.A.	Being negotiated	US$1,300

GASENE	Transportadora Gasene S.A. is responsible for the construction and future ownership of pipelines to transport natural gas with a total length of 1.4 thousand km and transportation capacity of 20 million cubic meters per day, connecting the Cabiúnas Terminal in Rio de Janeiro to the city of Catu, in Bahia state.	To be defined.	US$2,000

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
14.	Project Financings (Continued)

Total estimated
Project	Purpose	Main guarantees	investments
CDMPI (modernization of REVAP)	This project has the objective of raising the Henrique Lage (REVAP) refinery’s national heavy oil processing capacity, bringing the diesel it produces into line with the new national specifications and reducing pollution levels. To achieve this, the SPE Cia. de Desenvolvimento e Modernização de Plantas Industriais - CDMPI was founded, which shall construct and lease to Petrobras a Retarded Coking plant, a Coke Naphtha Hydrotreatment plant and related plants to be installed at this refinery.	Prepaid rental to cover any cash deficiencies of CDMPI.	US$900

Mexilhão	Construction of a platform (PMXL-1) to produce natural gas at Campos de Mexilhão and Cedro, located in the Bacia de Santos, State of São Paulo, which shall be held by Companhia Mexilhão do Brasil (CMB), responsible for obtaining the funds necessary to build such platform. After building the PMXL-1 shall be leased to Petrobras, holder of the exploration and production concession in the aforementioned fields	To be defined	US$595

P-55 and P-57	To develop production at Module 3 in the Roncador field (P-55) and Phase 2 of Jubarte field (P-57). A Deepwater charter LLC and a Deepblue Charter LLC are responsible for jointly contracting four SPCs to build the UEP: one for the P-55 hull, another for the P-57 hull, as well as two other for Generation and Compression Modules for both UEPs. At the end, PNBV shall charter the P-55 from Deepwater and the P-57 from Deepblue and will sub-charter them to Petrobras.

	Undergoing selection process for the SPCs (IDB with interaction).	Future chartering commitment of Petrobras with PNBV and PNBV with the owner of UEP (Deepwater and Deepblue).	US$1,960

Termobahia	Acquisition of 49% of the interest held by ABB-EV-Equity Venture (ABB-EV) in TERMOBAHIA, comprised of shares and credits via the financial structuring agreed with the Interamerican Development Bank. An SPE was structured called BLADE Securities Ltd (“BLADE”), headquartered in Ireland, which shall be the successor of the rights held by ABB-EV until Petrobras presents a strategic partner.	None given.	US$39.6

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
14.	Project Financings (Continued)

Blade Securities Limited

The Special Purpose Company (SPC) BLADE Securities Ltd (“BLADE”), was created by the Deutsche Bank (DB), in order to support Petrobras in its transactions related to the acquisition of a 49% interest held by ABB-EV in TERMOBAHIA power plant. (See Note 18 (h)). The financial structuring involves two simultaneous operations: the acquisition of ABB-EV’s rights and the sale of such rights to a private institution, DB, until a strategic partner is introduced by Petrobras within a maximum period of one year.

Under the agreements, PIFCo paid to Blade US$1, and in return, Blade transferred to PIFCo the right to any dividends to be received from TERMOBAHIA and the rights to the shares of TERMOBAHIA either for PIFCo or a Petrobras subsidiary. Additionally, PIFCo paid to Blade US$38, and in return, Blade transferred to PIFCo any amounts received from TERMOBAHIA related to the subordinated loan recorded as notes receivable, which has an interest rate of 8% p.a. and an expiry date of 2023, and the right to the loans receivable for PIFCo or a Petrobras subsidiary. (See Note 18(h)).

As a result of the trasaction series, Petrobras recognized a US$4 gain on debt extinguishment on December 31, 2005, related to the fact it will no longer be paying 18.79% interest to a third party lender. Due to immateriality, the Company has not applied step acquisition accounting to the purchase of the interest in TERMOBAHIA.
15.	Capital Lease Obligations

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. At December 31, 2006, assets under capital leases had a net book value of US$1,338 (US$1,419 at December 31, 2005).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
15.	Capital Lease Obligations (Continued)

The following is a schedule by year of the future minimum lease payments at December 31, 2006:

2007	300
2008	313
2009	284
2010	230
2011	112
2012	62
2013 and thereafter	36

Estimated future lease payments	1,337

Less amount representing interest at 6.2% to 12.0% annual	(282)

Present value of minimum lease payments	1,055
Less current portion of capital lease obligations	(231)

Long-term portion of capital lease obligations	824

16.	Employees’ Post-retirement Benefits and Other Benefits
(a)	Employees’ post-retirement benefits balances

The balances related to Employees’ Post-retirement Benefits are represented as follows:

	As of December 31,
	2006		2005
		Health		Health
	Pension	care	Pension	care
	benefits	benefits	benefits	benefits
Current liabilities	198	—	206	—
Long-term liabilities	4,645	5,433	3,627	3,004

Employees’ post-retirement projected benefit obligation	4,843	5,433	3,833	3,004

Accumulated other comprehensive income	3,110	1,495	2,941	—
Tax effect	(1,058)	(508)	(1,011)	—

Net balance recorded in shareholders’ equity	2,052	987	1,930	—

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(b)	Pension plan — Fundação Petrobras de Seguridade Social — PETROS

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
The PETROS plan is a contributory defined-benefit pension plan introduced by Petrobras in July of 1970, to supplement the social security pension benefits of employees of Petrobras and its Brazilian subsidiaries and affiliated companies. In order to fund its objectives, PETROS receives monthly contributions from the sponsoring companies of the PETROS Plan amounting to 12.93% of the salaries of participants in the plan. Additionally PETROS is funded by income resulting from the investment of these contributions. The Company’s funding policy is to contribute to the plan annually the amount determined by actuarial calculations. In the calendar 2006 year, benefits paid totaled US$713 (US$570 in 2005).

The Company’s liability related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The assets that guarantee the pension plan are presented as a reduction to the net actuarial liabilities.

The actuarial gains and losses generated by the differences between the values of the obligation and assets determined based on projections and the actual figures, are respectively included or excluded from the calculation of the net actuarial liability and recorded as “Postretirements benefit reserves adjustments net of tax — pension cost”, in shareholders’ equity. Actuarial gains and losses are amortized during the average remaining service period of the active employees of approximately 10 years at December 31, 2006, in accordance with the procedure established by SFAS 87.
The relation between contributions by the sponsors and participants of the PETROS Plan, considering only those attributable to the Company and subsidiaries in the 2006 and 2005 financial years, was 1.00 to 1.00. The Company’s best estimate of contributions expected to be paid in 2007 respective to the pension plan approximates US$194, with total pension benefit payments in 2007 expected to be US$830.

According to Constitutional Amendment No. 20, the computation of any deficit in the defined-benefit plan in accordance with the actuarial method of the current plan (which differs from the method defined in SFAS 87), must be equally shared between the sponsor and the participants, by an adjustment to the normal contributions.

The PETROS Plan is closed to new employees of the Petrobras system joining from September 2002 and the Company contracted a group life insurance policy to cover employees commencing employment with the Company subsequent to closure of the of the PETROS plan; this policy will remain in effect until a new private pension plan is implemented.

Plan assets

Plan assets are invested primarily in government securities, investment funds, equity instruments and properties.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(b)	Pension plan — Fundação Petrobras de Seguridade Social – PETROS (Continued)

The table below describes the types of plan assets:

	As of December 31,
	2006	2005
Government securities	44%	45%
Investments funds	27%	26%
Equity instruments	20%	18%
Other	9%	11%

	100%	100%

Plan assets include the following securities of related parties:

	As of December 31,
	2006	2005
Petrobras common shares	304	178
Petrobras preferred shares	429	343
Government controlled companies	54	14
Government securities	4,952	3,899
Securities of other related parties	171	183

	5,910	4,617

PETROS provided certain financing for the continued development of the Albacora oil and gas field located in the Campos basin, that is classified as securities of other related parties (see Note 14).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(b)	Pension plan — Fundação Petrobras de Seguridade Social – PETROS (Continued)

Plan assets (Continued)

The Company uses 6.19% as the expected long-term rate of return over inflation on PETROS’ assets. The PETROS’ portfolio of investments as of December 31, 2006 was comprised of 71% securities, 44% of which were held-to-maturity government securities that earn interest at 6% annually plus the IPCA (Consumer Price Index) variation and 27% of which were Investments Funds that earn interest approximate to the CDI (Certificado de Depósito Interbancário, or Interbank Deposit Certificate), which has been yielding more than 6% annually. Thus, the Company considers a 6.19% long term interest rate appropriate to calculate the expected return on assets, as such aligns with the composition of the PETROS’ asset portfolio.

PETROS has a significant volume of investments in government securities, mainly NTN-B bonds, which by an agreement with the Supplementary Social Security Department will be held-to-maturity being recorded at fair value, for which a net present adjustment was required. Thus, the percentage of assets allocated in this investment will remain the same over the short term.

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

In 2003, the Company formed a task force with representatives of the National Union of Oil Workers (FUP), unions and PETROS, among others, in order to evaluate alternatives to a new model for the Company’s supplementary pension plan, including analyses of negotiated arrangements for the settlement of actuarial deficits.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(b)	Pension plan — Fundação Petrobras de Seguridade Social – PETROS (Continued)

New benefits plan (Continued)

On April 19, 2006, the Company, aiming to achieve an agreement regarding its Supplementary Pension Plan, presented to employee participants and retirees a proposal to bring equilibrium to the actual PETROS Plan and the implementation of a new plan, denominated PETROS Plan 2.

Execution of the proposal presented by the Company’s Executive Board was subject to a number of conditions, including the renegotiation of the PETROS Plan Regulations, in relation to the means of readjusting the benefits and pensions, considering a significant rate of individual accession of employees and dependants.

The overall renegotiation target previously set by the Company had not been achieved. As a result the proposal presented by Petrobras became null and void.

On January 08, 2007, the Petrobras Board of Directors approved the reopening of the PETROS Plan renegotiation process, in order to meet the claims of the trade unions, as most participants were in favor of the renegotiation.

The new target for the minimum accession number to the renegotiation was set at 2/3 (two-thirds) of the members and the final deadline for them to make their choice was February 28, 2007. The renegotiation target was met and the proposal submitted by the Company became effective, and PETROS is calculating the amounts to be funded by the sponsors, that will reduce the deficit of the PETROS Plan, as established by Brazilian pension law.

On October 20, 2006, the Board of Directors of Petrobras approved the introduction of PETROS Plan 2 for employees currently with no pension plan.

The New Supplementary pension plan was formulated according to the Variable Contribution model. In this model, the contributions are capitalized in individuals accounts, and the pension benefits are established according to the account balances. This plan also includes risk benefits with coverage for illness, incapacity and death, and a lifetime income.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(b)	Pension plan — Fundação Petrobras de Seguridade Social – PETROS (Continued)

New benefits plan (Continued)

The PETROS Plan 2 also includes a minimum benefit for payment of annuities which guarantees coverage of the benefit to ensure it does not have a monetary value of under 30% of the average contribution salary.

On December 20, 2006 the Department for Coordinating and Controlling State Companies (DEST) decided to approve the proposed PETROS Plan 2, which was also approved on January 05, 2007 by the Ministry of Mines and Energy.

On January 19, 2007, the PETROS Decision-making Board approved the PETROS Plan 2, which will be referred for assessment and statement by the Supplementary Pensions Office — SPC, for the proper final approval, whereupon it may be offered to the employees who are not presently covered by a supplementary pension plan sponsored by the Company.

Petrobras and the other sponsors will fully assume the contributions corresponding to the period in which the new participants had no plan. This past service shall consider the period from the date of admission to the date enrolment commenced in the PETROS Plan 2. The disbursements will be conducted over the first months for contributions up to the total months the participant had no plan, and shall cover the portion relating to the participants and sponsor. The maximum estimated value of this actuarial commitment as of December 31, 2006 if the plan is approved by SPC and accepted by all new employees was US$109.

This New Plan also allows the Company to maintain the pension coverage it offers, mitigates the risks presented by the defined benefit model adopted and considerably reduces the possibility of future deficits. The impact of joining the new plan and its related benefit costs will be valued according to the standards established in SFAS 87, 132 and 158 and will only be computed and recognized in the accounts when the plan is implemented.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(b)	Pension plan — Fundação Petrobras de Seguridade Social – PETROS (Continued)

TRANSPETRO

TRANSPETRO maintains a defined-contribution private pension scheme with PETROS called Plano TRANSPETRO, which receives monthly contributions equivalent to 5.32% of the payroll of the members and is equal to the contributions made by the participants.
(c)	PETROBRAS ENERGIA – PEPSA (including PESA)

Defined contribution plan

Supplementary Pension Plan for Personnel

In November 2005, the Board of Directors of Petrobras Energía approved the implementation of a defined voluntary contributions plan which all of the Company’s employees may elect to join Petrobras Energia. Through this plan, Petrobras Energía will make contributions to a trust equivalent to the contributions made by the employees that will subscript to the plan to a mutual fund or AFJP, at their choice, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by Petrobras Energia.

In the fiscal years ended December 31, 2006 and 2005, Petrobras Energía recorded an expense of US$1 and US$2, respectively, attributable to such benefits.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(c)	PETROBRAS ENERGIA – PEPSA (including PESA) (Continued)

Defined benefit plan

Indemnity Plan

This is a defined benefit plan for all the employees who fulfill certain conditions, and consists of granting, upon retirement, a one-month salary per years of service at the Company, in conformity with a decreasing scale considering the years of effectiveness of the plan.

Compensating Fund

This is a defined benefit plan for all employees of Petrobras Energía who have joined the Company prior to May 31, 1995, and have reached a certain number of years of service. The employee benefit is based on the last computable salary and years of service of each employee included in the fund.

The plan is of a supplemental nature, that is to say the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order that the aggregate benefit to each employee equals the one stipulated in this plan.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(c)	PETROBRAS ENERGIA – PEPSA (including PESA) (Continued)

Defined benefit plan (Continued)

The plan calls for a contribution to a fund exclusively by Petrobras Energía and without any contribution by the employees, provided that they should make contributions to the retirement system for their whole salary. As provided in Petrobras Energía’s By-laws, the Company makes contributions to the fund on the basis of a Board of Directors’ proposal to the Shareholders’ Meeting up to 1.5% of net income for each year. The assets of the fund were contributed to a trust. The goals with respect to asset investment are: (i) the preservation of capital in US dollars, (ii) the maintenance of high levels of liquidity, and (iii) the attainment of the highest yields possible on a 30-days basis. For this reason, the assets are invested mainly in bonds, corporate bonds, mutual funds, and certificates of deposits. The Bank of New York is the trustee and Watson Wyatt is the managing agent. Should there be an excess (duly certified by an independent actuary) of the funds under the trust agreement to be used to settle the benefits granted by the plan, Petrobras Energía will be entitled to make a choice and use it, in which case it would have to notify the trustee thereof.

(d)	SFAS 158 — “Employers” Accounting for Defined Benefit Pension and Other Postretirement Plans

In September 2006, the FASB issued SFAS 158 — “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”), which became effective for the Company on December 31, 2006. This standard requires the Company to recognize the overfunded or underfunded status of each of its defined benefit pension and other postretirement benefit plans as an asset or liability and to reflect changes in the funded status through “Accumulated other comprehensive income,” as a separate component of shareholders’ equity.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(d)	SFAS 158 — “Employers” Accounting for Defined Benefit Pension and Other Postretirement Plans (Continued)

The incremental effect of applying SFAS 158 on individual line items of the balance sheet as of December 31, 2006 were as follows:

	Pre-FAS 158
	with Minimum
	Liabilities	FAS 158 Adoption
	Adjustments	Adjustments	Post-FAS 158
Deferred taxes	3,459	(543)	2,916
Employees’ post-retirement projected benefits obligation — Pension	4,712	131	4,843
Employees’ post-retirement projected benefits obligation — Health care	3,938	1,495	5,433
Accumulated other comprehensive income — pension adjustments	(1,956)	(96)	(2,052)
Accumulated other comprehensive income — health care adjustments	—	(987)	(987)
Total Liabilities and shareholders’ equity	98,680	—	98,680
Total shareholders’ equity	45,382	(1,083)	44,299
(e)	Health care benefits — “Assistência Multidisciplinar de Saúde” (AMS)

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

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(e)	Health care benefits — “Assistência Multidisciplinar de Saúde” (AMS) (Continued)

Until 2006, the actuarial gains and losses generated by the differences between the values of the obligation determined based on projections and the actual figures, were respectively included or excluded when defining the net actuarial obligation.

As of December 31, 2006, according to SFAS 158 (See Note 16(d)), the actuarial gains and losses generated by the differences between the values of the obligation determined based on projections and the actual figures, are respectively included or excluded from the calculation of the actuarial obligation and recorded as “Postretirements benefit reserves adjustments net of tax- health care cost”, as Accumulated Other Comprehensive Income,in shareholders’ equity.

The gains and losses recorded as Accumulated Other Comprehensive Income are amortized over the average remaining service period of the active employees.

Upon adoption of SFAS 158, as of December 31, 2006 the liabilities related to health care increased by US$1,495 and shareholders’ equity reduced by US$987, net of income taxes.

On December 15, 2006, Petrobras implemented the Medicine Benefit, which provides special terms on the acquisition of certain medicines by members of the AMS from participating drugstores, located throughout Brazil.

Following the introduction of this benefit, the unrecognized prior service cost estimated by independent actuary, as of December 31, 2006 was US$86, and wil be amortized over the average remaining service period of the active employees. The unrecognized prior service cost was included in Accumulated Other Comprehensive Income and presented in Change in Benefit Obligations, as “Plan Amendments”.

For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed upon adoption of SFAS 106. The annual rate was assumed to decrease to 4.5% from 2007 to 2036.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(e)	Health care benefits — “Assistência Multidisciplinar de Saúde” (AMS) (Continued)

Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One percentage	One percentage
	point-increase	point-decrease
Effect on total of services and interest cost component	113	(91)
Effect on post-retirement benefit obligation	832	(679)
LIQUIGÁS DISTRIBUIDORA S.A.
Liquigás maintains a health care benefit plan, which offers defined benefits and covers LPG employees. At December 31, 2006, Liquigás recorded liabilities in connection with future post-retirement health care benefit costs, in the amount of US$18 (US$16 in 2005). The plan is managed by Liquigás and the liability related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method, according to SFAS 106, SFAS 132 Employers’ Disclosures about Pensions and Other Post-retirement Benefits an amendment of FASB Statements No. 87, 88, and 106 (“SFAS 132”) and SFAS 158.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(f)	Funded status of the plans

The funded status of the plans at December 31, 2006 and 2005, based on the report of the independent actuary, and amounts recognized in the Company’s balance sheets at those dates, are as follows:

	As of December 31,
	2006		2005
		Health		Health
	Pension	Care	Pension	care
	Benefits	Benefits	Benefits	Benefits
	(2)	(3)	(2)	(3)
Change in benefit obligation:
Benefit obligation at beginning of year	14,422	4,974	11,509	4,025
Service cost	174	81	146	74
Interest cost	1,712	595	1,381	489
Actuarial loss (gain)	244	(599)	363	(28)
Benefits paid	(713)	(175)	(570)	(141)
Plan amendments — Medicine benefit	—	86
Others	7	—	(2)	—
Gain on translation	1,392	471	1,595	555

Benefit obligation at end of year (1)	17,238	5,433	14,422	4,974

Change in plan assets:
Fair value of plan assets at beginning of year	9,413	—	7,104	—
Actual return on plan assets	2,447	—	1,609	—
Company’s contributions	187	175	155	141
Employees’ contributions	135	—	112	—
Benefits paid	(713)	(175)	(570)	(141)
Others	(1)	—	(2)	—
Gain on translation	927	—	1,005	—

Fair value of plan assets at end of year	12,395	—	9,413	—

Reconciliation:
Funded status	(4,843)	(5,433)	(5,009)	(4,974)
Unrecognized actuarial loss	—	—	4,117	1,970
Net amount recognized	—	—	(892)	(3,004)

Amounts recognized in the balance sheet consist of:
Employees’ post-retirement benefits obligation	(4,843)	(5,433)	(3,833)	(3,004)
Accumulated other comprehensive income	3,110	1,495	2,941	—

Net amount recognized	(1,733)	(3,938)	(892)	(3,004)

(1)	Projected benefit obligation, measured at December 31, 2006 and 2005. The TRANSPETRO plan has no participants to date and the PEPSA plan is defined contribution for employees above a specified salary level, and thus such plans have no effect on projected benefit obligation. Thus, the projected benefit obligation disclosed above is aggregated to all Petrobras’ group companies.

(2)	Includes PETROS (Petrobras group companies), PEPSA and PELSA pension benefits obligations.

(3)	Includes AMS (Petrobras group companies) and Liquigás health care benefits obligations.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(f)	Funded status of the plans (Continued)

Net periodic benefit cost includes the following components:

	As of December 31,
	2006		2005
		Health		Health
	Pension	Care	Pension	Care
	benefits	benefits	benefits	benefits
Service cost-benefits earned during the year	174	81	146	74
Interest cost on projected benefit obligation	1,712	595	1,381	489
Expected return on plan assets	(1,157)	—	(887)	—
Gain on translation	30	11	56	22
Recognized actuarial loss	322	140	376	141

	1,081	827	1,072	726
Employees’ contributions	(133)	—	(112)	—

Net periodic benefit cost	948	827	960	726

The main assumptions adopted in 2006 and 2005 for the actuarial calculation are summarized as follows:

	2006		2005
	Pension benefits	Health care benefits	Pension benefits	Health care benefits
Discount rates	Inflation: 4.5% + 6%	Inflation: 4.5% + 6%	Inflation: 5% + 6%	Inflation: 5% + 6%
Rates of increase in compensation levels	Inflation: 4.5% + 2.02%	Inflation: 4.5% + 2.02%	Inflation: 5% + 2.08%	Inflation: 5% + 2.08%
Expected long-term rate of return on assets	Inflation: 4.5% + 6.19%	Not applicable	Inflation: 5% + 6.19%	Not applicable
Mortality table	AT 2000*	AT 2000*	AT 2000	AT 2000

(*)	Segregated by sex (male and female).
Petrobras has aggregated information for all defined benefit pension plans. The domestic benefit plans of Petrobras, BR Distribuidora, PETROQUISA, and REFAP contain similar assumptions and the benefit obligation related to PEPSA, the international plan, is not significant to the total obligation and thus has also been aggregated. All Petrobras group pension plans have accumulated benefit obligation in excess of plan assets.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(f)	Funded status of the plans (Continued)

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

In 2004, Petrobras approved a change to a new mortality table of the actuarial assumptions of the pension and healthcare plans in Brazil; this new mortality table reflects updated assumptions and changes relative to the profile of employees, retirees and pensioners, based on longevity, age of invalidity and invalid mortality tables.

(g)	Cash contributions and benefit payments

In 2006, the Company contributed US$187 to its pension plans. In 2007, the Company expects contributions to be approximately US$194. Actual contribution amounts are dependent upon investment returns, changes in pension obligations and other economic factors. Additional funding may ultimately be required if investment returns are insufficient to offset increases in plan obligations.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(g)	Cash contributions and benefit payments (Continued)

The following benefit payments, which include estimated future service, are expected to be paid by the pension fund in the next 10 years:

	Pension benefits	Health care benefits
2007	830	196
2008	902	224
2009	985	256
2010	1,082	292
2011	1,192	332
Subsequent five years	7,949	2,371
17.	Shareholders’ Equity
(a)	Capital

The Company’s subscribed and fully paid-in capital at December 31, 2006 consisted of 2,536,673,672 common shares and 1,850,364,698 preferred shares, and at December 31, 2005 consisted of 2,536,673,672 common shares and 1,849,478,028 preferred shares, as retroactively restated for stock split, mentioned below. The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred shares have priority in the receipt of dividends and return of capital.

On May 13, 2005, Petrobras management approved the proposed share split and the related amendment to article 4 of the Company’s by-laws. These issues were discussed by the shareholders at the Extraordinary General Meeting (EGM) held on June 15, 2005.

The Extraordinary General Meeting held on July 22, 2005 decided to effect a split of each Company’s share into four, resulting in a free distribution of 3 (three) new shares of the same type for each original share, based on the shareholding structure at August 31, 2005. At the same date, an amendment to article 4 of the Company’s by-laws to cause capital be divided into 4,386,151,700 shares, of which 2,536,673,672 are common shares and 1,849,478,028 are preferred shares, with no nominal value, was approved. This amendment to the Company’s bylaws is effective from September 1, 2005.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
17.	Shareholders’ Equity (Continued)
(a)	Capital (Continued)

The relation between the American Depository Receipt (ADS) and shares of each class was changed from one to four shares for one ADS. All share and per share information in the accompanying financial statements and notes has been adjusted to reflect the result of the share split.

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company’s voting shares.

Shareholders at the Extraordinary General Meeting held June 01, 2006 approved the incorporation of shares in PETROQUISA by Petrobras, pursuant to the re-ratification of the Protocol of Merger and Incorporation on the share incorporation transaction executed by the two companies. The Board of Directors of the Company approved the issue of 886,670 preferred shares of the Company in connection with the incorporation of shares in PETROQUISA by Petrobras.

To implement the transaction, the exchange ratio for the shares to be used was based on the net equity value of both companies at the base date of December 31, 2005, when 4.496 preferred shares issued by Petrobras were attributed to each batch of 1,000 common or preferred shares issued by PETROQUISA.

No Petrobras’ shareholders had stated their intention to exercise the right withdraw by the legal deadline of July 07, 2006. Five PETROQUISA’s shareholders with a total interest of 1,015,910 shares exercised the right to withdraw by the established deadline (by July 05, 2006) and were reimbursed at the rate of R$153.47 (US$71) per batch of 1,000 shares, using funds provided by PETROQUISA, on July 10, 2006. Petrobras then acquired the shares for the same price, thereby transferring ownership.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
17.	Shareholders’ Equity (Continued)
(a)	Capital (Continued)

On December 15, 2006, pursuant to article 29, section II of the Company By-laws, the Board of Directors authorized the buyback of part of the preferred shares in circulation for future cancellation, using funds from the profit reserves subject to the following terms:
•	Objective: reduce the excess of cash and enhance the capital structure, helping to reduce the cost of Petrobras’ capital.

•	Amount: up to 91,500,000 preferred shares, corresponding to 4.9% of the total of this class of share in circulation, which is 1,850,364,700 shares.

•	Price: the acquisition will occur on the Stock Exchange, at market values on the acquisition dates throughout the buyback term.

•	Term: up to 365 (three hundred and sixty-five) days as from December 15, 2006.
In line with its share buyback policy, the Board of Directors concluded the current cash situation enables this project to be implemented without compromising the dividend payment and the investment program, while maintaining the operating and financial targets established in the Strategic Plan.
At an Extraordinary General Meeting held together with the General Ordinary Meeting, on April 2, 2007, the shareholders of Petrobras approved an increase in the Company’s capital to US$24,623 (R$52,644) through the capitalization of revenue reserves accrued during previous financial years, in the amount of US$1,577 (R$3,372), and of statutory reserve, in the amount of US$471 (R$1,008), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law No. 6.404/76. This capitalization aimed to bring the Company’s capital in line with the investments of an oil company given intensive use of capital and extended operating cycles.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
17.	Shareholders’ Equity (Continued)
(a)	Capital (Continued)

At an Extraordinary General Meeting held together with the General Ordinary Meeting, on April 3, 2006, the shareholder’s of the Company approved an increase in the Company’s capital to US$22,397 (R$48,248) through the capitalization of retained earnings accrued during previous financial years, in the amount of US$6,969 (R$15,012), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law no. 6,404/76. This capitalization aimed to bring the Company’s capital in line with the investments of an oil company given intensive use of capital and extended operating cycles.

The General Extraordinary Meeting, held together with the General Ordinary meeting on March 29, 2004, increased the Company’s capital to US$11,701, through the capitalization of revenue reserves accrued during previous financial years, in the amount of US$4,439, and without the issuance of new shares, in accordance with article 169, paragraph 1, Law No. 6,404/76. This capitalization was made in order to bring the Company’s capital in line with the investment requirements of an oil company given intensive use of capital and extended operating cycles.

The Extraordinary General Meeting held on March 29, 2004 also approved an increase in the Company’s authorized capital (paragraph 1, article 4, of the Company’s by-laws) from R$30.000 million to R$60.000 million, through the issuance of up to 200,000,000 (two hundred million) preferred shares for payment in cash, assets and credit capitalization.

(b)	Dividends and interest on shareholders’ equity

In accordance with the Company’s by-laws, holders of preferred and common shares are entitled to a minimum dividend of 25% of annual net income as adjusted under Brazilian Corporate Law. In addition, the preferred shareholders have priority in the receipt of an annual dividend of at least 3% of the book value of the shares or 5% of the paid-in capital in respect of the preferred shares as stated in the statutory accounting records. As of January 1, 1996 amounts attributed to shareholders as interest (see below) can be deducted from the minimum dividend computation. Dividends are paid in Brazilian reais. The Company paid US$760 in dividends during the year ended December 31, 2006 (2005 — US$275 — 2004 — US$366). No withholding tax is payable on distributions of dividends made since January 1, 1996.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
17.	Shareholders’ Equity (Continued)
(b)	Dividends and interest on shareholders’ equity (Continued)

Brazilian corporations are permitted to attribute interest on shareholders’ equity, which may either be paid in cash or be used to increase capital stock. The calculation is based on shareholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Taxa de Juros de Longo Prazo (long-term interest rate or the “TJLP”) as determined by the Brazilian Central Bank. Such interest may not exceed the greatest of 50% of net income or 50% of retained earnings plus revenue reserves. Interest on shareholders’ equity, is subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law No. 9,249/95. The Company paid US$2,453 in interest on shareholders’ equity during the year ended December 31, 2006 (2005 — US$1,835 — 2004 - US$1,443).

The dividends related to the fiscal year ended December 31,2006 approved at the Ordinary General Meeting held on April 2, 2007, in the amount of US$3,693, corresponding to US$0.84 per common and preferred share and US$3.36 per ADS conforms to the by-laws in regard to guaranteed rights of preferred shares (article 5), and distributes dividends calculated on the adjusted net income to common and preferred shareholders. This dividend includes interest on capital approved by the Board of Directors on October 20, 2006, in the amount of US$2,052, which was made available to shareholders on January 4, 2007, based on the shareholding position of October 31, 2006.

The second portion of interest on capital, approved by the Board of Directors on December 15, 2006, was made available to shareholders on March 30, 2007, based on the shareholding position of December 28, 2006, amounting to US$923. The final portion of dividends in the amount of US$718, approved by the Board of Directors on February 12, 2007, which will be made available based on the shareholding position of April 2, 2007, when occured the Ordinary General Meeting which resolved the matter.

Interest on capital amounts are subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law No. 9,249/95. The dividends and the final portion of the interest on shareholders’ equity will be paid until June 1, 2007 as established by the General Shareholders’ Meeting. These amounts will be monetarily restated from December 31, 2006 to the initial date of payment, according to the variation in the SELIC rate.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
17.	Shareholders’ Equity (Continued)
(b)	Dividends and interest on shareholders’ equity (Continued)

Interest on shareholders’ equity was included with the proposed dividend for the year, as established in the Company’s by-laws, generated an income tax and social contribution credits of US$1,012 (US$791 in 2005, and US$650 in 2004).

The dividends related to the fiscal year ended December 31, 2005, approved at the General Shareholder’s Meeting held April 3, 2006, in the amount of US$2,998, (including the portions of interest on shareholders’ equity, in the amount of US$933, paid to the shareholders on January 5, 2006, and in the amount of US$939, paid to the shareholders on March 22, 2006) were made available to shareholders on May 23, 2006.

The dividends related to the fiscal year ended December 31, 2004, approved at the General Shareholder’s Meeting held March 31, 2005, in the amount of US$1,900, (including the portion of interest on shareholders’ equity, in the amount of US$1,239, paid to the shareholders on February 15, 2005) were made available to shareholders on May 17, 2005.

Brazilian law permits the payment of dividends only from retained earnings as stated in the statutory accounting records. At December 31, 2006, the Company had appropriated all such retained earnings.

In addition, at December 31, 2006, the undistributed reserve in appropriated retained earnings, amounting to US$20,074, may be used for dividend distribution purposes, if so approved by the shareholders, however, the Company’s stated intent is to use such reserve to fund working capital and capital expenditures.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
17.	Shareholders’ Equity (Continued)
(c)	Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

	Year ended December 31,
	2006	2005	2004
Income before extraordinary item	12,826	10,186	6,190
Extraordinary gain, net of taxes	—	158	—

Net income for the period	12,826	10,344	6,190
Less priority preferred share dividends	(577)	(426)	(297)
Less common shares dividends, up to the priority preferred Shares dividends on a per-share basis	(791)	(584)	(407)

Remaining net income to be equally allocated to common and preferred shares	11,458	9,334	5,486

Weighted average number of shares outstanding
Common/ADS	2,536,673,672	2,536,673,672	2,536,673,672
Preferred/ADS	1,849,903,144	1,849,478,028	1,849,478,028

Basic and diluted earnings per share Common and preferred (*) (**)	2.92	2.32	1.41

Basic and diluted earnings per ADS (*) (**)	11.68	9.28	5.64

(*)	Per share data is presented after extraordinary item .

(**)	Considers effect of 4 for 1 stock split that occurred on September 1, 2005.
(d)	Capital reserves
•	AFRMM

Relates to the Merchant Marine (AFRMM) freight surcharges levied in accordance with relevant legislation. These funds are used to purchase, enlarge or repair vessels of the Company’s transport fleet.

•	Fiscal incentive reserve

This reserve consists of investments in tax incentives in the Northeast Investment Fund (FINOR), arising from allocations of part of the Company’s income tax.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
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

This reserve is established in accordance with Article 196 of Law No. 6,404/76 to fund the Company’s annual investment program. The appropriation of income for the year ended December 31, 2004 included a retention of earnings in the amount of US$4,396, of which US$4,392 related to net income for the year and US$4 to the remaining balance of retained earnings, approved by the General Shareholders’ Meeting held on March 31, 2005. This proposal was intended to cover partially the annual investment program established in the capital budget for 2005.

The destination of net income for the year ended December 31, 2005 included retention of profits of US$6,453, with a US$6,449 amount, arising from net income for the year, and the US$4 retaining earnings remaining balance. This retention was intended to cover partially the annual investment program established in the 2006 capital budget, ad referendum of the General Shareholders’ Meeting of April 3, 2006.

The destination of net income for the year ended December 31, 2006 includes retention of profits of US$8,004 with a US$7,775 amount, arising from net income for the year, and the US$229 retaining earnings remaining balance. This proposal is intended cover to partially meet the annual investment program established in the 2007 capital budget, ad referendum of the General Shareholders’ Meeting of April 2, 2007.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
17.	Shareholders’ Equity (Continued)
(e)	Appropriated retained earnings (Continued)
•	Statutory reserve

This reserve is provided through an amount equivalent to a minimum of 0.5% of subscribed and fully paid in capital at year-end. The reserve is used to fund the costs incurred with research and technological development programs. The accumulated balance of this reserve cannot exceed 5% of the capital stock, according to Article 55 of the Company’s by-laws.
18.	Domestic and International Acquisitions
(a)	Acquisition of Pasadena Refinery

On September 1, 2006, the Company, through its wholly owned subsidiary Petrobras America Inc., concluded the acquisition of 50% of the shares of Pasadena Refinery System, Inc., a US based refining and trading company owned by the Belgian group Compagnie Nationale a Portefeuille SA - CNP. The purchase price was of approximately US$416 and was based on economic valuation model of expected future earnings of the refinery. Due to immateriality, proforma information has not been presented.

The acquisition was consumated principally to expand Petrobras’ international activities according to the Strategic Plan.

The current capacity of the Pasadena Refinery is of about 100,000 bpd. The Company and the other partner are already conducting studies to expand its capacity and install units that will enable it to process heavy oils, including Petrobras’ Marlim production, and deliver high quality products.

With Petrobras entering as a partner in the enterprise, the refinery will be modified in order to process approximately additional 70,000 bbl/day of heavy oil and other batches, including production in the Marlim field. The refinery’s operational modernization process should be completed in four years and all of the by-products to be produced will comply with the highest standards of quality adopted in the United States.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Domestic and International Acquisitions (Continued)
(b)	Acquisition of Liquigás Distribuidora S.A.

On August 9, 2004, the Company’s subsidiary, Petrobras Distribuidora S.A. — BR, acquired from ENI B.V. 100% of the capital of its Brazilian subsidiary Liquigás Distribuidora S.A. (former Sophia do Brasil S.A. and Agip do Brasil S.A.), assuming its control from that date.

The purchase price paid for Liquigás Distribuidora S.A. was based on an economic valuation model of expected future earnings of Liquigás Distribuidora S.A., which considered relevant factors, including the potential effects of the economic situation of Brazil. The acquisition of Liquigás Distribuidora S.A. totaled US$511. The Company paid US$225 in cash, and settled a debt of US$225 that the former Agip do Brasil had with ENI BV. An additional amount of US$61 related to subsequent purchase price adjustments was paid on December 10, 2004.

The acquisition of Liquigás Distribuidora S.A. was recorded using the purchase method of accounting and the financial statements of Liquigás Distribuidora S.A. were included in the consolidated Petrobras financial statements, beginning in August of 2004. The purchase price allocation was based on the fair market value.

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

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Domestic and International Acquisitions (Continued)
(b)	Acquisition of Liquigás Distribuidora S.A. (Continued)

The following unaudited pro forma summary financial information presents the consolidated results of operations as if the acquisition of Liquigás Distribuidora S.A. had occurred at the beginning of the years presented.

	2004
		Pro-forma
	As reported	(unaudited)
Net operating revenues	38,428	39,529
Cost of Sales	(21,279)	(22,222)
Net income for the period	6,190	6,182
Basic and diluted earnings per common and preferred share (*)	1.41	1.41
Basic and diluted earnings per ADS (*)	5.64	5.64

(*)	Considers effect of 4 for 1 stock split that occurred on September 1, 2005.
(c)	Acquisition of Triunfo’s shares by PETROQUISA

The Company’s subsidiary, Petrobras Química S.A. — PETROQUISA decided to exercise its preemptive right in the acquisition of shares held by PRIMERA Indústria e Comércio Ltda. in the capital of Petroquímica Triunfo S.A. (Triunfo) in response to the put option.

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

The Company paid US$32 (R$101 million) in cash and this purchase price was based on an economic valuation model of expected future earnings of Petroquímica Triunfo S.A.

Petroquímica Triunfo S.A. produces low-density polyethylene and has an installed capacity of 160,000 tons per year. Triunfo’s activities are exclusively in Brazil.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Domestic and International Acquisitions (Continued)
(d)	Acquisition of FAFEN Energia S.A.

On December 27, 2004, Petrobras approved the acquisition of the remaining 80% interest in the FAFEN Energia S.A. thermoelectric power plant, thus bringing its ownership interest to 100%. Petrobras will pay EDP Brasil S.A. US$36 for the acquisition, payable as follows: 50% — 30 days after the closing of the operation, 25% one year thereafter and the remaining 25% — two years thereafter. This thermoelectric power plant has an installed capacity of 133 MW for electricity generation and 42 ton/hour for steam generation and is located in the State of Bahia.

The acquisition of FAFEN was recorded using the purchase method of accounting and the assets and liabilities were included in the consolidated Petrobras financial statements as of December 31, 2004. Results of operations were included in the consolidated Petrobras financial statements beginning on January 2005.

The purchase price for FAFEN was allocated based on the fair market value of the assets acquired and the liabilities assumed as of the acquisition date as determined by independent appraisers. Due to immateriality, the Company has not prepared pro-forma information respective to this business combination.

(e)	Acquisition of Baixada Santista Energia Ltda. — BSE

On March 9, 2005, Petrobras approved the conditions agreed with Marubeni Corporation, for the purchase of quotas held by Marubeni Corporation in Baixada Santista Energia Ltda. — BSE, a special purpose company incorporated within the UTE Cubatão Project. This operation involves approximately US$90, and project resumption will meet the present requirements for the energy and steam power generation system renewal for the Cubatão Refinery (RPBC). Upon conclusion, this plant will have an installed capacity of 200 MW for electricity generation and 400 ton/hours for steam generation.

The Thermoelectric Plant of Cubatão is expected to start operating in October 2007 and will supply 47 MW and 415 t/h of steam to Refinaria Presidente Bernardes in Cubatão (RPBC), belonging to Petrobras. Electricity surplus will be made available to the market. Due to immateriality, the Company has not prepared pro forma information respective to this business combination.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Domestic and International Acquisitions (Continued)
(f)	Acquisition of new businesses in Colombia, Paraguay and Uruguay

In December 2005, Petrobras signed three Share Purchase Agreements for the acquisition of fuel businesses (retail and trade markets) in Colombia and of total operations conducted by Shell in Paraguay and Uruguay.

In March 2006, Petrobras, through its controlled company Petrobras International Braspetro B.V., acquired the business of commercialization and distribution of Shell in Paraguay, related to fuel operations (retail and commercial market), including gas stations with convenience stores in all Paraguayan territory; LPG commercialization assets; installations for commercialization of aviation products for the airports in Asunción and Cidade Del Este.

On April 28, 2006 Petrobras concluded the purchase of the assets of Shell in Colombia, relating to the fuel distribution and commercialization. The acquisition comprises 39 service stations and convenience shops in Bogotá and surrounding areas, storage base and lubricant mixing plant in Puente Aranda, and one terminal in Santa Marta.

In June 2006, Petrobras acquired, via its subsidiary Petrobras International Braspetro B.V. - PIB BV, Shell’s assets in Uruguay relating to the distribution and sale of fuel throughout Uruguay.

The Company paid US$116 for these acquisitions that are part of a package involving the assets of Shell in Colombia, in Paraguay and in Uruguay.

Due to immateriality, the Company has not prepared pro-forma information respective to this business combination.

(g)	Acquisition of a 49% interest in TERMOBAHIA

The Special Purpose Company (SPC) BLADE Securities Ltd (“BLADE”), was created by the Deutsche Bank (DB), in order to support Petrobras in its transactions related to the acquisition of a 49% interest held by ABB-EV in TERMOBAHIA power plant. (See note 14).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Domestic and International Acquisitions (Continued)
(g)	Acquisition of a 49% interest in TERMOBAHIA (Continued)

On December 28, 2005, Petrobras exercised its preemptive right and concluded the acquisition of a 49% interest held by ABB-EV in TERMOBAHIA, comprising shares and amounts receivable in the total amount of US$45, under a financial structuring agreed upon with the IDB.

This financial structuring involves two simultaneous operations: the acquisition of ABB-EV’s rights and the sale of such rights to a private institution until a strategic partner is introduced by Petrobras within a maximum period of one year. The Company’s previous investment on TERMOBAHIA was being accounted for in accordance to FIN 46 ( R )

On August 10, 2006, Petrobras concluded the acquisition of the equity interest and the credits relating to the Subordinated Loan of EIC Electricity S.A. in TERMOBAHIA for the amount of US$2, raising its interest to 31%.

At the conclusion of this operation, the equity interests in TERMOBAHIA’s were held as follows: Petrobras 31%, PETROS 20% and BLADE 49%.

Due to the immateriality, proforma information has not been presented (see Note 14 discussion regarding Blade).

(h)	Agreement for sale and association with Teikoku Oil Co. Ltd. in operations in Ecuador

On January 11, 2007 the Ministry of Energy and Mines of Ecuador approved the agreement between Petrobras Energia S.A. — PESA and Teikoku for sale of 40% of the rights and obligations in the participation contracts in Blocks 18 and 31 in Ecuador. The Company does not expect to have a material impact on its Financial Statements as a result of this agreement.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Domestic and International Acquisitions (Continued)
(i)	Eletrobolt

On August 13, 2004, the Board of Directors of Petrobras approved the financial conditions for the acquisition of 100% interest of Eletrobolt Thermoelectric plant from Sociedade Fluminense de Energia, with a share purchase price of US$65. The Company’s previous variable interest in Eletrobolt was being accounted for in accordance with FIN 46(R) and the 2004 share acquisition was accounted for as a business combination but had no material impact on Petrobras’ consolidated accounting records. Due to immateriality, proforma information has not been presented.

(j)	Termorio

In February, 2005, in order to facilitate the financial restructuring process of Termorio, Petrobras acquired the remaining 50% interest of Termorio ´s voting capital from NRG for US$83 bringing its ownership to 100% of total and voting capital. The Company’s previous variable interest in Termorio was being accounted for in accordance with FIN 46(R) and the 2005 share acquisition was accounted for as a business combination but had no material impact on Petrobras’ consolidated accounting records. Due to immateriality, proforma information has not been presented.

(k)	Termoceará

On June 24, 2005, Petrobras acquired Termoceará Ltda., a plant with net generation capacity of 220 MW/h. The acquisition price was equal to US$137, of which US$81 related to the purchase of tangible assets of the thermoelectric plant and US$56 was designated to settle payables to the lenders of the project (BNDES and Eximbank). The excess of amounts paid over fair value of assets acquired is attributable to intangible assets and goodwill.

The Company’s previous variable interest in Termoceará was being accounted for in accordance with FIN 46(R) and the 2005 share acquisition was accounted for as a business combination but had no material impact on Petrobras’ consolidated accounting records. Due to immateriality, proforma information has not been presented.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Domestic and International Acquisitions (Continued)
(l)	TermoMacaé Ltda. and TermoMacaé Comercializadora de Energia Ltda. (former Macaé Merchant)

In February 2005, the arbitration proceedings began related to the dispute between Petrobras and El Paso arising from the economic and financial imbalance deemed to exist relative to the construction and operation of the Macaé Merchant Thermoelectric Plant. Petrobras claims such contract to be invalid and require re-negotiation as a result of changed economics. Related to the disputes, Petrobras made a court ordered bank deposit related to unpaid contingency the amounts, while awaiting final decision of the Arbitration proceedings.

In March 2006 Petrobras and El Paso agreed to settle certain disputes involving the Macaé Merchant Consortium. Under this settlement, the capital participation contract was terminated and El Paso finalized the sale of the plant to Petrobras, which in April 2006 paid US$357 to acquire the companies TermoMacaé Ltda (f.k.a. El Paso Rio Claro Ltda.) and TermoMacaé Comercializadora de Energia Ltda. (f.k.a. El Paso Rio Grande Ltda.), terminating the Macaé Merchant Consortium Contract and thereby settling the controversies.

Under the acquisition process, El Paso gave guarantees to Petrobras relating to certain liabilities, limited to US$120, including approximately US$78, referring to a federal tax assessment, which El Paso believes it has excellent chances of successfully contesting, and for which it has presented its defense to the Brazilian tax authorities. In respect of the acquisition of the assets, any successes involving given tax benefits, tax receivables and potential recoveries on financial revenues shall be prorated between Petrobras and El Paso as mutually agreed.

On July 05, 2006 Petrobras was reimbursed for the amounts deposited by virtue of the preliminary decision pronounced by the Arbitral Tribunal, to the amount of US$259, including financial yields, given the dismissal of the Arbitration Proceeding.

The Company’s previous variable interest in TermoMacaé was being accounted for in accordance with FIN 46(R) and the 2006 share acquisition was accounted for as a business combination but had no material impact on Petrobras’ consolidated accounting records. Due to immateriality, proforma information has not been presented.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Domestic and International Acquisitions (Continued)
(m)	Acquisition of shares in Gaseba Uruguai S.A.

In November 2005, the Board of Directors of Petrobras approved the acquisition of 51% of the capital of Gaseba Uruguay — Grupo Gaz de France S.A. (Gaseba), a natural gas distribution concession company in Montevideo, Uruguay from GDF International.

In June 2006, Petrobras acquired 66% of the shares in Gaseba. The share acquisition took place over two stages: 51% of the shares held by Grupo Gaz de France were acquired on June 2, 2006 and 15% of the shares held by Acodike Supergas S.A. were acquired on June 29, 2006. The acquisition price was equal to US$14 and due to immateriality, proforma information has not been presented.
19.	Commitments and Contingencies

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

The Company currently has several contracts to purchase crude oil, diesel fuel and other oil products, which require the Company to purchase a minimum of approximately 129,925 barrels per day at respective current market prices.

Petrobras provided guarantees to the ANP for the minimum exploration program defined in the concession contracts for exploration areas, totaling US$2,425 (US$2,244 in 2005). Out of this total, US$1,137(US$1,875 in 2005) represents a pledge on the oil to be extracted from previously identified fields already in production, for areas in which the Company had already made commercial discoveries or investments. For areas whose concessions were obtained by bidding from the ANP, Petrobras has given bank guarantees totaling US$372 through December 31, 2006 (US$369 in 2005).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)

In 1993, the Company signed a long-term contract to buy gas (“The Gas Supply Agreement” or “GSA”) with Yacimientos Petrolíferos Fiscales Bolivianos, the Bolivian state oil company for the purchase of natural gas. Under this contract, with maturity in 2019, the Company is required to purchase 80% of the natural gas transported through the Bolivia/Brazil natural gas pipeline over a 20 year term at contract prices ranging from US$1.07 per MMBTU to US$1.17 MMBTU, based upon throughput. The pipeline achieved an average throughput of 24.4 million cubic meters per day during 2006.

The Company has exclusive supply contracts with certain service stations. These contracts are typically for seven years and require the Company to sell product at market prices.
(a)	Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. At December 31, 2006 and 2005, the respective amounts accrued by type of claims are as follows:

	As of December 31,
	2006	2005
Labor claims	38	7
Tax claims	47	87
Civil claims	97	79
Commercials claims and other contingencies	51	62

	233	235

Contingencies for joint liability	—	75

Total	233	310

Current contingencies	(25)	(72)

Long-term contingencies	208	238

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(a)	Litigation (Continued)

As of December 31, 2006 and 2005, in accordance with Brazilian law, the Company had paid US$816 and US$775, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

The Company is a party to several contracts related to the acquisition and upgrade of production Platform P-36, which was lost in its entirety in 2001. Pursuant to those contracts, the Company had an obligation to pay the insurance proceeds to a Security Agent for distribution according to specified clauses established in the contracts. The Company contends that it is entitled to the insurance proceeds under the contractual arrangements, and other parties contend that they are also entitled to such proceeds. The issue is subject to international proceedings in a British court. Pending determination of the issue by the international court, the Company committed to deposit cash collateral in the amount of US$175, in order to facilitate the issuance of a guarantee by a Security Agent, for the payment of creditors. At December 31, 2006, this amount was included in the balance sheet as restricted deposits for legal proceedings and guarantees.

Plaintiff: Kallium Mineração S.A.

On May 28, 1981, Kallium Mineração S.A. brought an action against Petromisa, a former subsidiary of Petrobras, in the Federal Court of the State of Rio de Janeiro alleging damages of approximately US$450 relating to the rescission of a contract to develop a potassium salt mine. On August 10,1999, a decision was handed down that considered most of the plaintiff’s petitions to be without grounds (losses, damages and loss of profit), requiring only the Company to reimburse “all expenses incurred as a result of the prospecting research” carried out, in accordance with amounts to be calculated in the final award. No award for loss of profit was established in the decision. In September of 1999 both parties filed appeals with the appeals court in the state of Rio de Janeiro. Granted by the lower court, both parties filed appeals, which were rejected. Petrobras is awaiting judgment of the Extraordinary Appeal filed before the STF and the special appeal on December 18, 2003. A special appeal brought by Kallium is also pending judgment. Based on the opinion of its legal advisers, management does not expect an unfavorable outcome in this case and considers the risk of loss with respect to this lawsuit to be possible.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(a)	Litigation (Continued)

Plaintiff: PORTO SEGURO IMÓVEIS LTDA.

On November 23, 1992, PORTO SEGURO IMÓVEIS LTDA., a minority shareholder of PETROQUISA, filed a suit against Petrobras in the State Court of Rio de Janeiro related to alleged losses resulting from the sale of a minority holding by PETROQUISA in various petrochemical companies included in the National Privatization Program introduced by Law No. 8,031/90.

In this suit, the plaintiff claims that Petrobras, as the majority shareholder in PETROQUISA, should be obliged to reinstate the “loss” caused to the net worth of PETROQUISA, as a result of the acts that approved the minimum sale price of its holding in the capital of privatized companies. A decision was handed down on January 14, 1997 that considered Petrobras liable with respect to PETROQUISA for losses and damages in an amount equivalent to US$3,406.

In addition to this amount, Petrobras was required to pay the plaintiff 5% of the value of the compensation as a premium (see art. 246, paragraph 2 of Law No. 6,404/76), in addition to attorneys’ fees of approximately 20% of the same amount. However, since the award would be payable to PETROQUISA and Petrobras holds 99.0% of its capital, the effective disbursement if the ruling is not reversed will be restricted to 25% of the total award. Petrobras filed an appeal with the State Court of Rio de Janeiro, and received a favorable decision from the Third Civil Court on February 11, 2003, which, by a majority vote, accepted Petrobras’ appeal to reverse the judgment and ruled the plaintiff’s case to be without grounds, the revising judge’s decision that held the case to be partially with grounds to reduce the amount of compensation to US$1,538 being overruled. Against this decision, Porto Seguro filed another appeal (motion to reverse or annul) with the State Court of Rio de Janeiro, and the Fourth Civil Court handed down a unanimous decision on March 30, 2004 requiring Petrobras to indemnify PETROQUISA and Porto Seguro the amounts of US$2,359 and US$590 respectively (the latter representing 5% in premium and 20% in attorney’s fees). Due to this result, Petrobras lodged appeal with high and supreme courts, which was dismissed. In view of this decision, interlocutory appeal was filed with High Court — STJ and Supreme Court — STF, which was converted into Special Appeal by STJ.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(a)	Litigation (Continued)

Plaintiff: PORTO SEGURO IMÓVEIS LTDA. (Continued)

On May 6, 2005, the Superior Court of Justice (STJ) accepted the interlocutory appeal and determined that the special appeal was to be proceeded with. Porto Seguro lodged an appeal against the interlocutory decision, which was accepted by a majority vote on December 15, 2005, and suspension of the special appeal filed by Petrobras was reinstated. The Company filed an Interlocutory appeal against this latest decision, which was ruled on April 4, 2006 and which unanimously overturned a decision which restored the impediment on the Special Appeal brought by Petrobras, due to an impediment on one of the justices, determining another decision be pronounced. Special Appeal by PORTO SEGURO rejected under a judgment delivered on September 05, 2006. In performance of the decision published on June 05, 2006, we are now awaiting assignment of the agenda to re-examine the matter relating to the blocking of Petrobras’ Special Appeal. If the award is not reversed, the indemnity estimated to PETROQUISA, including monetary correction and interest, would be US$4,612. As Petrobras owns 100% of PETROQUISA’s share capital, a portion of the indemnity estimated at US$3,044, will not represent a disbursement from Petrobras’ Group. In case of loss, Petrobras would have to pay US$201 to Porto Seguro and US$922 to Lobo & Ideas by means of attorney’s fees, however based on the opinion of its legal advisers, the Company does not expect to obtain an unfavorable ruling in this case and considers the risk of loss with respect to this lawsuit to be possible.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(a)	Litigation (Continued)

Plaintiff: The Fisherman’s Federation of the State of Rio de Janeiro (FEPERJ)

The Fisherman’s Federation of the State of Rio de Janeiro (FEPERJ) filed a civil suit against the Company with the Rio de Janeiro State Court for compensation of miscellaneous damages amounting to US$224, which it is claiming in the name of its members, as a result of the oil spill in Guanabara Bay on January 18, 2000. At that time, Petrobras paid out extrajudicial indemnification to everyone who proved to be fishermen when the accident occurred. According to the records of the national fishermen’s register, only 3.339 could claim indemnification. A decision was handed down on February 7, 2002 which ruled the claim partially without grounds, rejecting pain and suffering, and requiring the Company to pay compensation for material damages and loss of profit to be calculated at the award phase. The ruling expressly declares that it is not reasonable to consider an award based on the amount claimed, since it was without economic base. On February 02, 2007 a decision, partly accepting the expert report, was published. That expert report was prepared to stablish the parameters for calculating the award, which amounts to US$516 at that date. Petrobras will appeal before Rio de Janeiro’s Supreme Court, because the parameters set in the decision differs from those already defined by that same court. In accordance with the Company’s expert assistant calculation, the recorded amount of US$12 represents the award that will be set by the court at the end of the process. Based on its legal counsels opinion, the Company ´s Administration believes it is possible that the Company will not prevail in this case.

Plaintiff: São Paulo State tax authorities

The São Paulo tax authorities filed a tax suit against the Company, to demand payment of ICMS on naphta-petrochemical operations carried out in the state for the period from September 1984 to February 1989. The suit was tried at all levels and the legal system eventually opposed the argument defended by the Company, having understood that, in the specific case of these operations, ICMS would apply.

The case was settled and the Company entered into an agreement to pay US$122 plus interest, totaling US$151, in 60 equal successive installments beginning April 2005.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(a)	Litigation (Continued)

Plaintiff: São Paulo State tax authorities (Continued)

Taking advantage of the tax benefits awarded by Law 12.399/06, in November 2006 the Company settled the debt in advance by paying the amount of US$53, reducing the fine amount by 80% and the interest amount by 50%, generating a real saving of US$101.

Plaintiff: Unions of Petroleum Workers

Petrobras is a defendant in three labor claims filed by the UNIONS OF PETROLEUM WORKERS of three federal states (Rio de Janeiro, São Paulo and Sergipe), alleging that official inflation rates for 1987, 1989 and 1990 (understatement of the official inflation rate — Bresser, Summer and Collor Plans) were not fully included in the workers’ salaries.

The suits are in different procedural phases, as described below:

UNIONS OF PETROLEUM WORKERS of federal state of Sergipe (SINDIPETRO/SE): Case ruled to have grounds. Process on enforcement phase. The judge granted decision determining SINDIPETRO/SE to present new calculations, which is pending. This is awaited. The maximum exposure including monetary restatement for Petrobras as of December 31, 2006 is US$47 calculations, which is pending. Based on the opinion of its legal advisers, the Company considers the risk of loss with respect to this lawsuit to be possible.

UNIONS OF PETROLEUM WORKERS of federal state of Rio de Janeiro (SINDIPETRO/RJ): Petrobras understands there is no debt, since corresponding amounts were paid by the clause of the collective bargain in 1993. The maximum exposure including monetary restatement for Petrobras as of December 31, 2006 is US$86. Based on the opinion of its legal advisers, the Company considers the risk of loss with respect to this lawsuit to be remote.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(a)	Litigation (Continued)

Plaintiff: Unions of Petroleum Workers (Continued)

UNIONS OF PETROLEUM WORKERS of federal state of São Paulo (SINDIPETRO/SP): Case ruled to have grounds, with final and unappealable decision delivered. Petrobras filed Termination Action - denied. Appeal by Petrobras was accepted and decision granted suspending agreement and issuing new decision to deny plaintiff’s request on Labor Claim. Extraordinary Appeal filed by SINDIPETRO, which was denied entertainment, and is now pending judgment on the Interlocutory Appeal subsequently filed.

The maximum exposure including monetary restatement for Petrobras as of December 31, 2006 is US$45. Based on the opinion of its legal advisers, the Company considers the risk of loss with respect to this lawsuit to be remote.

Based on previous favorable ruling on similar cases and TST abridgment of law, Company management does not expect an unfavorable outcome on the cases. Petrobras contested the expert report determining the amount of indemnification, which is pending judgment. Management assesses risk of loss to be possible.

Plaintiff: Adailton de Oliveira Bittencourt and Others

Adailton de Oliveira Bittencourt and Others, filed Labor claims for payment of break and lunch hour, after introduction of 6 working hours per day by 1988 Brazilian Constitution. Period claimed: September 28, 1989 to November 30, 1992 due to the introduction of a six-hour working day by the 1988 Federal Constitution. Denied in first instance. Appeal granted by the Regional Labor Tribunal (TRT). Petrobras filed appeal for clarification of decision, denied on September 25, 2002 and October 24, 2002 respectively. A Motion for Clarification was lastly filed on October 15, 2004 to obtain further clarification without changing the ruling. Final and unappealable decision pronounced. The case is currently at the award calculation stage, at which the amounts due to the plaintiffs are determined. The maximum exposure including monetary restatement for Petrobras as of December 31, 2006 is US$3. Based on the opinion of its legal advisers, the Company considers the risk of loss with respect to this lawsuit to be possible.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(a)	Litigation (Continued)

Plaintiff: Distribution Companies

The Company was sued in court by certain small oil distribution companies under the allegation that it does not pass on to state governments the State Value-Added Tax (ICMS) collected according to the legislation upon fuel sales. These suits were filed in the states of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District.

Of the total amount related to legal actions of approximately US$419, up to December 31, 2006 some US$38 (US$34 in 2005) had been withdrawn from the Company’s accounts as a result of judicial rulings of advance relief, which were annulled as a result of an appeal filed by the Company.

The Company, with the support of the state and federal authorities, has succeeded in stopping the execution of other withdrawals, and is making all possible efforts to obtain reimbursement of the amounts that were previously withdrawn from its accounts.

(b)	Notification from the INSS — joint liability

The Company received various tax assessments related to social security amounts payable as a result of irregularities in presentation of documentation required by the INSS, to eliminate its joint liability in contracting civil construction and other services, stipulated in paragraphs 5 and 6 of article 219 and paragraphs 2 and 3 of article 220 of Decree No. 3,048/99.

In order to guarantee the appeals’ filing and/or the obtainment from INSS of Debt Clearance Certificate, US$55 from the amounts disbursed by the Company is recorded as sheet as restricted deposits for legal proceedings and guarantees and may be recovered under the respective proceedings in progress, which are related to 343 assessments amounting to US$178. Petrobras’ legal department expects a possible defeat regarding these assessments, as it considers the risk of future disbursement to be possible.

Petrobras had disbursed during 2006 US$35 (US$85 in 2005), referring to administrative suits filed by the INSS claiming the Company’s joint liability.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(b)	Notification from the INSS — joint liability (Continued)

Internally, procedures were revised to improve the inspection of contracts and require the presentation of documents, as stipulated in the legislation, to substantiate the payment of INSS amounts due by contractors. Petrobras continues to analyze each tax assessment received in order to recover amounts, as permitted through administrative processes of the INSS.

(c)	Tax assessments

Plaintiff: Internal Revenue Service of Rio de Janeiro – Withholding Tax related to charter of vessels

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

On June 27, 2003, the Internal Revenue Service served a tax assessment notice on the Company amounting to R$3,064 million (US$1,066) covering the period from 1999 to 2002. Using the same arguments, on February 17, 2003, another tax assessment notice had already been issued for R$93 million (US$32) with respect to 1998, against which, on March 20, 2003, the Company filed an appeal. According to the fiscal authorities, the Company should have withheld that tax, incident on remittances made to abroad for payment of the hiring of vessels of the mobile platform type, used in oil exploration and production.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(c)	Tax assessments (Continued)

Plaintiff: Internal Revenue Service of Rio de Janeiro – Withholding Tax related to charter of vessels (Continued)

Petrobras has defended itself against these tax assessments. Administrative appeals were lodged with High Court of Appeals for Fiscal Matters, last administrative level, which still await trial. The maximum exposure including monetary restatement for Petrobras as of December 31, 2006 for the period 1998 is US$55 and for the period 1999 to 2002 is US$1,831. Based on its legal counsels advice, the Company has assessed risk of loss to be possible.

Plaintiff: Federal finance authorities – State Value-Added Tax related to the Sinking of P-36 Platform

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with State Value-Added Tax (ICMS) related to the Sinking of P-36 Platform. The maximum exposure including monetary restatement for Petrobras as of December 31, 2006 is US$253 Petrobras filed a Voluntary Appeal, pending examination. To allow the appeal to proceed an amount of US$20 was deposited and a bank guarantee to the amount of US$31 taken out, which corresponds to 30% of the total amount. The voluntary appeal was accepted. However, the assessment was upheld under the Special Appeal brought by the State Treasury. On October 02, 2006, the appeal deposit and bank guarantee were converted into income for the state. The matter was then referred to the courts. The remaining amount deriving from the tax credit, duly restated, relating to the final quarter of 2006 is around US$149, which corresponds to 70% of the total claim. As the administrative proceedings have reached a conclusion and the amount will be recorded as an overdue federal reliability, 20% will be added as attorneys’ fees. Based on its legal counsels advice, the Company has assessed risk of loss to be possible.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(c)	Tax assessments (Continued)

Plaintiff: Rio de Janeiro state finance authorities – II and IPI Tax related to the Sinking of P-36 Platform

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with II (Import Tax) and IPI (Federal VAT) related to the Sinking of P-36 Platform. Trial court ruling against Petrobras. An appeal was lodged, which is pending judgment. Petrobras filed for a writ of mandamus and obtained an injunction that barred tax collection. Pending special appeal filed by the Federal Reserve/National Finance Secretary. The maximum exposure including monetary restatement for Petrobras as of December 31, 2006 is US$203. Due to the favorable decision the Company obtained under the Writ of Mandamus, the administrative proceeding has been stayed, meaning the parties have not had the chance to submit the Voluntary Appeal. Based on its legal counsels advice, the Company has assessed risk of loss to be possible.

Plaintiff: Rio de Janeiro state finance authorities – II and IPI Tax related to TERMORIO equipments

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with II (Import Tax) and IPI (Federal VAT) contesting the tax classification as Other Electricity Generation Groups for the import of the equipment belonging to the thermoelectric power station TERMORIO S.A. On August 15, 2006, TERMORIO submitted a contestation of the tax assessment to the Federal Revenue Department.

On September 15, 2006, the case was referred to the Federal Revenue Service in Florianópolis, where it is still being examined under administrative proceedings. The maximum exposure including monetary restatement for Petrobras as of December 31, 2006 is US$227. Based on its legal counsels advice, the Company has assessed risk of loss to be possible.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(c)	Tax assessments (Continued)

Plaintiff: Internal Revenue Services

Internal Revenue Services denied PASEP base reduction. Internal Revenue Services Appeal denied in 2nd instance and voluntary appeal of Petrobras accepted. Pending special appeal filed by the Internal Revenue Services. The maximum exposure including monetary restatement for Petrobras as of December 31, 2006 is US$13. Based on its legal counsels advice, the Company has assessed risk of loss to be possible.

Plaintiff Alagoas state finance authorities

Alagoas state finance authorities filed a Tax Assessment against the Company in connection with reversal of ICMS Credit. Petrobras is awaiting judgment of the appeal by the second administrative level. The maximum exposure including monetary restatement for Petrobras as of December 31, 2006 is US$32. Based on its legal counsels advice, the Company has assessed risk of loss to be possible.

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

PEGASO — (Programa de Excelência em Gestão Ambiental e Segurança Operacional).

During 2000 the Company implemented an environmental excellence and operational safety program — PEGASO — (Programa de Excelência em Gestão Ambiental e Segurança Operacional). The Company made expenditures of approximately US$4,081 from 2000 to December 31, 2006 under this program. During the years ended December 31, 2006 and 2005 the Company made expenditures of approximately US$562 and US$545 respectively. The Company believes that future payments related to environmental clean-up activities resulting from these incidents, if any, will not be material.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(d)	Environmental matters (Continued)

Guanabara Bay pipeline rupture

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

Since 2000, the Company implemented independent environmental audits in all of the Company’s plants located in Brazil that was concluded during December of 2003. The Company implemented almost all of the auditors’ recommendations.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(d)	Environmental matters (Continued)

Presidente Getúlio Vargas refinery oil spill

On July 16, 2000, an oil spill occurred at the Presidente Getúlio Vargas refinery releasing crude oil in the surrounding area. The Federal and State of Paraná Prosecutors have filed a civil lawsuit against the Company seeking US$1,176 in damages, which have already been contested by the Company. Additionally, there are two other actions pending, one by the Instituto Ambiental do Paraná (Paraná Environmental Institute) and by another civil association called AMAR that have already been contested by the Company. Awaiting initiation of the expert investigation to quantify the amount. The maximum exposure including monetary restatement for Petrobras as of December 31, 2006 is US$39. The court determined that the suits brought by AMAR and the Federal and State Prosecutors be tried as one. Based on its legal counsels advice, the Company’s Administration has assessed risk of loss to be possible.

Cypriot flag vessel Vergina II collision

On November 4, 2000, the Cypriot flag vessel Vergina II chartered by Petrobras collided with the south pier at the Company’s Almirante Barroso terminal in São Sebastião and spilled oil in the São Sebastião canal. As a result of the accident, the Company was fined approximately US$30 by various local environmental agencies. The Company is currently contesting these fines.

Araucária-Paranaguá pipeline rupture

On February 16, 2001, the Company’s Araucária-Paranaguá pipeline ruptured and as a result fuel oil was spilled into the Sagrado, Meio, Neves and Nhundiaquara Rivers located in the state of Paraná. As a result of the accident, the Company was fined approximately US$80 by the Instituto Ambiental do Paraná (Paraná Environmental Institute), which was contested by the Company through administrative proceeding but the appeal was rejected. The court determined that the suits brought by AMAR and the Federal and State Prosecutors be tried as one. Based on its legal counsels advice, the Company’s Administration has assessed risk of loss to be possible.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(d)	Environmental matters (Continued)

Oil spill related to the sinking of P-36 Platform

On March 15, 2001, a spill resulting from the accident involving the P-36 platform occurred, causing a release of diesel fuel and crude oil. The Company was fined by the IBAMA US$3 in April of 2001 for the spill and improper use of chemicals to disperse the oil. The Company is currently contesting these fines.

Rupture of production line at well on the Belém Farm field

On May 12, 2003, the rupture of a connection socket on a production line at well FZB-71, on the Belém Farm field, in the city of Aracati-CE, resulted in the spill of approximately 7 (seven) thousand liters of oil at an area located far from any communities or water sources. The Company’s Contingency Plan was immediately activated and cleaning work for the area was carried out. Petrobras was charged with a penalty of US$0.04 by the Environment Superintendence of the State of Ceará (Semace) and up to 90% of this amount can be reduced by compliance with a Commitment Term entered into with the referred environmental entity.

Fault in the connection of arms of vessel Nordic Marita, anchored at the Maritime Terminal Almirante Barroso (Tebar), in São Sebastião, on the North coast of São Paulo

On June 3, 2003, a fault in the connection of one of the unloading arms of vessel Nordic Marita, anchored at the Maritime Terminal Almirante Barroso (Tebar), in São Sebastião, on the North coast of São Paulo, caused a spill of approximately 27 thousand liters of oil from Campos basin. As a result of this accident, Petrobras was charged with a penalty of US$0.17 by the IBAMA and of US$0.12 by Basic Sanitation, Technology and Environment Protection Agency of the State of São Paulo (CETESB). An appeal was filed against both charges based on the understanding that the Company acted in the most efficient possible manner in order to minimize possible impacts on the environment.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(d)	Environmental matters (Continued)

Rupture of a pipeline between Cabiúnas and Duque de Caxias Refinery

On August 26, 2003, the rupture of a pipeline between TRANSPETRO’s terminal in Cabiúnas (Macaé) and Duque de Caxias Refinery caused the spill of 20 (twenty) liters of oil in an area of the city of Cachoeiras de Macacu. The Company immediately determined that the oil located in the service area of the pipeline should be removed, and took preventive measures to protect a creek, near to the Soarinhos River, with checks and oil-absorbing materials. In spite of the effective procedures adopted by Petrobras and the non-existence of environmental damages, the Company received a fine from IBAMA in the amount of US$0.69, but filed an administrative proceeding with this entity.

(e)	Minimum operating lease payments

The Company is committed to make the following minimum payments related to operating leases as of December 31, 2006:

2008	2,273
2009	1,527
2010	762
2011	402
2012	317
2013 and thereafter	390

Minimum operating lease payment commitments	5,671

The Company incurred US$2,016, US$1,417 and US$1,247, in rental expense on operating leases at December 31, 2006, 2005 and 2004, respectively.
20.	Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from its normal course of business. Such market risks principally involve the possibility that changes in interest rates, foreign currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings. The Company maintains a corporate risk management policy that is executed under the direction of the Company’s executive officers.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
20.	Derivative Instruments, Hedging and Risk Management Activities (Continued)

The Company may use derivative and non-derivative instruments to implement its corporate risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the possible adverse effect on the value of an assets or liability, including financial instruments that results from changes in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

In 2004, the Petrobras Executive Board organized a Risk Management Committee comprising executive managers of all business areas and of several corporate areas for the purpose of ensuring integrated management of risk exposures and formalization of the main guidelines adopted by the Company to manage significant risks and uncertainties associated with its activities. The Risk Management Committee was created with a view towards concentrating risk management information and discussions and facilitating communications with the Board of Directors and the Executive Board.
(a)	Foreign currency risk management

The Company’s foreign currency risk management strategy may involve the use of derivative instruments to protect against foreign exchange rate volatility which may impact the value of certain of the Company’s obligations.

During 2000, the Company entered into three zero cost foreign exchange rate collars to reduce its exposure to variations between the U.S. Dollar and the Japanese Yen, and between the U.S. Dollar and the EURO, relative to long-term debt denominated in foreign currencies with a face value of approximately US$470. The Company did not apply hedge accounting for these relationships. The collars were constructed by the simultaneous purchase of a call option and sale of a put option with the same counterparty and with equal premiums.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
20.	Derivative Instruments, Hedging and Risk Management Activities (Continued)
(a)	Foreign currency risk management (Continued)

These collars establish a price ceiling and a price floor for the associated exchange rates. If the exchange rate falls below the floor, the counterparties will pay the Company the difference between the spot rate at the maturity date and the floor, calculated based on the notional amount of the contracts. Conversely, if the exchange rate increases above the ceiling, the Company will pay the counterparties the difference between the spot rate at the maturity date and the ceiling, calculated based on the notional amount of the contracts on the notional amount. The maturity dates of the derivatives contracts coincide with the maturity dates of each of the notes.

The Yen zero cost collar contracts were settled on September 8, 2003, with a cash payment of US$68. One of the Euro zero cost collars was settled on December 31, 2004, with a cash receipt of US$18.

The call option component of the Company’s zero cost foreign exchange collars at December 31, 2006 had a fair value of US$21 (US$12 at December 31, 2005) and the put option components a fair value of zero at December 31, 2006 (US$(1) at December 31, 2005).

(b)	Commodity price risk management

Petroleum and oil products

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities are primarily undertaking through the uses of future contracts traded on stock exchanges; and options and swaps entered into with major financial institutions. The futures contracts provide economic hedges for anticipated crude oil purchases and sales, generally forecasted to occur within a 30 to 360 day period, and reduce the Company’s exposure to volatility of such prices.

The Company’s exposure from these contracts is limited to the difference between the contract value and market value on the volumes contracted. Crude oil future contracts are marked-to-market and related gains and losses are recognized in currently period earnings, irrespective of when the physical crude sales occur. For the years ended December 31, 2006, 2005 and 2004, the Company entered into commodity derivative transactions for 26.42%, 26.79% and 33.06%, respectively, of its total import and export trade volumes.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
20.	Derivative Instruments, Hedging and Risk Management Activities (Continued)
(b)	Commodity price risk management (Continued)

The open positions in the futures market, compared to spot market values, resulted in recognized losses of US$2, US$1 and US$2 for the years ended December 31, 2006, 2005 and 2004, respectively.

A long-term position was opened in January 2001 via the sale of put options for 52 million barrels of West Texas Intermediate (WTI) oil, over a period extending from 2004 to 2007, with the objective of obtaining price protection for this quantity of oil and to provide the funding institutions of the Barracuda/Caratinga project with a minimum guaranteed margin to cover the debt servicing. The put options were structured to ensure that the financial institutions participating in the financing of the development of the fields receive the price required to generate the minimum required return on investment. The Company accounts for the put options on a mark to market basis. During 2006, 2005 and 2004 the Company realized no gain or loss.

(c)	Interest rate risk management

The Company’s interest rate risk is a function of the Company’s long-term debt and to a lesser extent, its short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP) as fixed by the National Monetary Counsel. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates. However, the Company will consider assessing the use of various types of derivatives to reduce its exposure to interest rate fluctuations and may use such financial instruments in the future.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
20.	Derivative Instruments, Hedging and Risk Management Activities (Continued)
(d)	Risk Management activity at PEPSA

PEPSA uses derivative instruments such as options, swaps and others, mainly to mitigate the risk of changes in crude oil prices, interest rates and foreign exchange rates. Such derivative instruments are designed to mitigate specific exposures, and when designated as accounting hedges are assessed periodically to assure high correlation of the derivative instrument to the hedged risk exposure identified and to ensure that the derivative is highly effective in achieving offsetting changes in the cash flows of the hedged risk. PEPSA in the past designated certain relationships as accounting hedges for its crude oil derivative instruments and its interest rate swaps derivative instruments, but holds no such instruments at December 31, 2006; nor are any implemented accounting hedges outstanding.

As of December 31, 2006, PEPSA did not have commodity derivative transactions that qualify for hedge accounting purposes in accordance with SFAS No. 133 – Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). PEPSA accounted for a loss of US$103 for the year ended December 31, 2005 due to derivative financial instruments that did not qualify for hedge accounting.

At December 31, 2006, PEPSA had forward sales of US dollars in exchange for Argentine pesos. During the current fiscal year, the Company recognized a US$2 gain. As of December 31, 2006 and 2005 the face value of effective contracts amounts to US$18 and US$52, respectively, at the average exchange rate of 3.26 and 3 Argentine pesos per US dollar, respectively. Without considering the above-mentioned operations, as of December 31, 2006, the Company did not have any other positions in derivatives instruments.

(e)	Cash flow hedge

In September, 2006 PIFCo entered into cross currency swap under which it swaps principal and interest payments on Yen denominated bonds for U.S. dollar amounts. Under U.S. GAAP, foreign currency cash flow hedges can only be designated as such when hedging the risk to the entity’s functional currency, and therefore, this cross currency swaps is qualified for hedge accounting designation take into account that PIFCo’s functional currency is the US dollar, and the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is highly effective.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
20.	Derivative Instruments, Hedging and Risk Management Activities (Continued)
(e)	Cash flow hedge (Continued)

The hedged item is ¥ 35 billion bond, ten-year maturity, carrying a semi-annual coupon of 2.15% p.a. The hedge instrument is a cross currency swap, ten year maturity, under which US dollars is paid and Japanese Yen is received mirroring the Yen bond conditions. The effectiveness test was made at the inception at the hedge based on the hypothetical derivative method. The effectiveness test will be made on an ongoing basis on a quarterly basis.

The transaction gain or loss arising from the remeasurement of Yen denominated bonds is offset by the reclassification relating to the remeasurement of the hedged item at spot rates from other comprehensive income to earnings. The cross currency swap at December 31, 2006 had a fair value of (US$9) due to the devaluation of the Japanese Yen when compared to US dollar since the inception of the instrument.
21.	Natural Gas Derivative Contract

In connection with the long-term contract to buy gas (“The Gas Supply Agreement” or “GSA”) to supply thermoelectric plants and for other uses in Brazil, the Company entered into a contract, with the company Empresa Petrolera ANDINA, a gas producer in Bolivia, that constituted a derivative financial instrument under SFAS 133. This contract, the Natural Gas Price Volatility Reduction Contract (the “PVRC”), was executed with the purpose of reducing the effects of price volatility under the GSA.

The terms of the PVRC provided for a price collar for the period from 2005 to 2019, with the Company receiving cash payments when the calculated price is above the established ceiling, and the Company making cash payments when the price is below the established floor, with no cash payments being made when the price is between the ceiling and the floor.

As of December 31, 2005, the Company recorded an asset based on the fair value of the derivative in the amount of US$547 and a liability of US$144, which was deemed a deferred purchase incentive.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
21.	Natural Gas Derivative Contract (Continued)

Due to the new Hydrocarbons Law of Bolivia (see Note 9(b)), the other party to the PVRC contested the contract, alleging among others, “force majeure” and excessive onus. On August 12, 2006, the parties agreed to cancel the PVRC. As a result, on August 14, 2006 the Company received US$41 and wrote-off accounts receivable related to the PVRC amounting to US$77.

The Company adjusted the fair value asset and liabilities related to the PVRC by recording a financial expense of US$328 during the first quarter of 2006 as a result of the tax increases in Bolivia. In the second quarter of 2006, the Company wrote-off the remaining fair value asset of US$94 as a consequence of the cancellation of contract.
22.	Financial Instruments

In the normal course of its business activities, the Company acquires various types of financial instruments.
(a)	Concentrations of credit risk

Substantial portions of the Company’s assets including financial instruments are located in Brazil while substantially all of the Company’s revenues and net income are generated in Brazil. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and cash equivalents, government securities, the Petroleum and Alcohol account, trade receivables and futures contracts.

The Company takes several measures to reduce its credit risk to acceptable levels. All cash and cash equivalents in Brazil are maintained with major banks. Time deposits in U.S. dollars are placed with creditworthy institutions in the United States. Additionally, all of the Company’s available-for-sale securities and derivative contracts are either exchange traded or maintained with creditworthy financial institutions. The Company monitors its credit risk associated with trade receivables by routinely assessing the creditworthiness of its customers. At December 31, 2006 and December 31, 2005, the Company’s trade receivables were primarily maintained with large distributors.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
22.	Financial Instruments (Continued)
(b)	Fair value

Fair values are derived either from quoted market prices where available, or, in their absence, the present value of expected cash flows. Fair values reflect the cash that would have been either received or paid if the instruments were settled at year end in an arms length transaction between willing parties. Fair values of cash and cash equivalents, trade receivables, the Petroleum and Alcohol account, short-term debt and trade payables approximate their carrying values. The fair value for the Company’s available-for-sale government securities equals their carrying value.

The fair values of other long-term receivables and payables do not differ materially from their carrying values.

The Company’s debt including project financing obligations, resulting from FIN 46(R) consolidation amounted to US$14,702 at December 31, 2006 and US$15,132 at December 31, 2005 and had estimated fair values of US$13,984 and U$15,239, respectively.
23.	Segment Information

The following segment information has been prepared in accordance with SFAS No. 131 — Disclosure about Segments of an Enterprise and Related information (“SFAS 131”). The Company operates under the following segments, which are described as follows:
•	Exploration and Production — This segment includes the Company’s exploration, production development and production activities of oil, liquefied natural gas and natural gas in Brazil, for the purpose of supplying refineries in Brazil as well as selling surplus Brazilian production in domestic and foreign markets and limited oil trading activities and transfers of natural gas to the Company’s Gas and Energy segment.

•	Supply — This segment includes the Company’s refining, logistic, transportation, exportation and the purchase of crude oil, as well as the purchase and commercialization activities for oil, oil products and fuel alcohol. Additionally, this segment includes petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and the Company’s two domestic fertilizer plants.
•	Distribution — This segment represents the oil product and fuel alcohol distribution activities conducted by the Company’s majority owned subsidiary, Petrobras Distribuidora S.A. — BR in Brazil. In accordance with the Company’s strategic objectives to increase market share in the LPG distribution segment and consolidate the automotive fuels distribution market in certain regions of Brazil, its distribution business includes the operations of Liquigás Distribuidora S.A (formerly known as Sophia do Brasil S.A. and Agip do Brasil S.A.), which was acquired on August 9, 2004.

•	Gas and Energy — This segment currently encompasses the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes the Company’s participation in domestic electricity production, including investments in domestic natural gas transportation companies, state owned natural gas distributors and thermoelectric companies.

•	International — This segment represents the Company’s international Exploration and Production, Supply, Distribution and Gas and Energy activities conducted in 15 countries outside Brazil .
The items that cannot be attributed to the other areas are allocated to the group of corporate entities, especially those linked with corporate financial management, overhead related with central administration and other expenses, including actuarial expenses related with the pension and health-care plans for non-active participants.

The accounting information by business area was prepared based on the assumption of controllability, for the purpose of attribution to the business areas only items over which these areas have effective control.

The main criteria used to record the results and assets by business segments are summarized as follows:

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
23.	Segment Information (Continued)
•	Net operating revenues: these were considered to be the revenues from sales to third parties, plus revenues between the business segments, based on the internal transfer prices established by the areas;

•	Costs and expenses includes the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment;

•	Assets: covers the assets relating to each segment.
The following presents the Company’s assets by segment:

	As of December 31, 2006
	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total
Current assets (1)	2,966	9,668	1,256	2,371	1,978	15,413	(2,697)	30,955

Cash and cash equivalents	—	—	—	—	—	12,688	—	12,688
Other current assets	2,966	9,668	1,256	2,371	1,978	2,725	(2,697)	18,267

Investments in non-consolidated companies and other investments	33	970	394	1,721	20	124	—	3,262

Property, plant and equipment, net	33,979	9,828	6,828	5,722	1,468	1,072	—	58,897

Non current assets	1,388	354	1,119	460	209	2,523	(487)	5,566

Petroleum and Alcohol account	—	—	—	—	—	368	—	368
Government securities	—	—	—	—	—	479	—	479
Other assets (1)	1,388	354	1,119	460	209	1,676	(487)	4,719

Total assets	38,366	20,820	9,597	10,274	3,675	19,132	(3,184)	98,680

(1)	In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
23. Segment Information (Continued)

	As of December 31, 2006
	International
	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total
Current assets (1)	1,486	1,019	954	134	219	(1,441)	2,371

Cash and cash equivalents	—	—	—	—	—	—	—
Other current assets	1,486	1,019	954	134	219	(1,441)	2,371

Investments in non-consolidated companies and other investments	990	360	280	66	25	—	1,721

Property, plant and equipment, net	4,436	834	216	162	94	(20)	5,722

Non current assets	546	36	49	13	669	(853)	460

Other assets (1)	546	36	49	13	669	(853)	460

Total assets	7,458	2,249	1,499	375	1,007	(2,314)	10,274

(1)	In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
23.	Segment Information(Continued)

	As of December 31, 2005
	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total
Current assets (1)	2,770	8,116	1,052	1,815	1,918	12,644	(2,531)	25,784

Cash and cash equivalents	—	—	—	—	—	9,871	—	9,871
Other current assets	2,770	8,116	1,052	1,815	1,918	2,773	(2,531)	15,913

Investments in non-consolidated companies and other investments	9	822	438	418	20	103	—	1,810

Property, plant and equipment, net	25,876	8,098	5,328	4,655	1,238	768	(43)	45,920

Non current assets	971	396	1,349	459	392	1,780	(223)	5,124

Petroleum and Alcohol account	—	—	—	—	—	329	—	329
Government securities	—	—	—	—	—	364	—	364
Other assets (1)	971	396	1,349	459	392	1,087	(223)	4,431

Total assets	29,626	17,432	8,167	7,347	3,568	15,295	(2,797)	78,638

(1)	In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
23.	Segment Information (Continued)

	As of December 31, 2005
	International
	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total
Current assets (1)	1,486	660	552	72	227	(1,182)	1,815

Cash and cash equivalents	—	—	—	—	—	—	—
Other current assets	1,486	660	552	72	227	(1,182)	1,815

Investments in non-consolidated companies and other investments	141	51	204	—	22	—	418

Property, plant and equipment, net	3,801	530	192	78	59	(5)	4,655

Non current assets	483	34	57	22	2,173	(2,310)	459

Other assets (1)	483	34	57	22	2,173	(2,310)	459

Total assets	5,911	1,275	1,005	172	2,481	(3,497)	7,347

(1)	In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
23.	Segment Information (Continued)

Revenues and net income by segment are as follows:

	Year ended December 31, 2006
	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	3,351	42,831	2,833	4,938	18,394	—	—	72,347
Inter-segment net operating revenues	32,387	15,128	1,257	1,133	287	—	(50,192)	—

Net operating revenues	35,738	57,959	4,090	6,071	18,681	—	(50,192)	72,347
Cost of sales	(13,635)	(51,802)	(3,531)	(4,088)	(16,967)	—	49,962	(40,061)
Depreciation, depletion and amortization	(2,166)	(669)	(197)	(417)	(143)	(81)	—	(3,673)
Exploration, including exploratory dry holes	(501)	—	—	(433)	—	—	—	(934)
Impairment	(20)	—	—	(1)	—	—	—	(21)
Selling, general and administrative expenses	(465)	(1,357)	(360)	(540)	(982)	(1,306)	21	(4,989)
Research and development expenses	(346)	(141)	(78)	(2)	(5)	(155)		(727)
Other operating expenses	(22)	(40)	(270)	(22)	(77)	(662)	12	(1,081)

Costs and expenses	(17,155)	(54,009)	(4,436)	(5,503)	(18,174)	(2,204)	49,995	(51,486)
Equity in results of non-consolidated companies	—	5	(1)	37	—	(13)	—	28
Financial income (expenses), net (1)	—	—	—	—	—	(100)	—	(100)
Employee benefit expense	—	—	—	—	—	(1,017)	—	(1,017)
Other taxes	(45)	(73)	(49)	(63)	(79)	(285)	—	(594)
Other expenses, net	(73)	(20)	(15)	30	23	38	—	(17)

Income before income taxes, minority interest, extraordinary item and accounting change	18,465	3,862	(411)	572	451	(3,581)	(197)	19,161

Income tax benefits (expense)	(6,278)	(1,312)	140	(255)	(153)	2,100	67	(5,691)

Minority interest in results of consolidated subsidiaries	(229)	(10)	(231)	(194)	—	20	—	(644)

Net income for the year	11,958	2,540	(502)	123	298	(1,461)	(130)	12,826

(1)	In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
23.	Segment Information (Continued)

	Year ended December 31, 2006
	International
	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	685	2,068	719	1,440	26	—	4,938
Inter-segment net operating revenues	1,831	1,450	41	6	—	(2,195)	1,133

Net operating revenues	2,516	3,518	760	1,446	26	(2,195)	6,071

Cost of sales	(948)	(3,307)	(577)	(1,433)	(26)	2,203	(4,088)
Depreciation, depletion and amortization	(309)	(65)	(14)	(16)	(13)	—	(417)
Exploration, including exploratory dry holes	(433)	—	—	—	—	—	(433)
Impairment	(1)	—	—	—	—	—	(1)
Selling, general and administrative expenses	(154)	(85)	(17)	(99)	(185)	—	(540)
Research and development expenses	—	—	—	—	(2)	—	(2)
Other operating expenses	(4)	4	13	9	(44)	—	(22)

Costs and expenses	(1,849)	(3,453)	(595)	(1,539)	(270)	2,203	(5,503)

Equity in results of non-consolidated companies	20	12	2	—	3	—	37
Other taxes	(13)	(8)	—	(2)	(40)	—	(63)
Other expenses, net	29	—	11	33	(43)	—	30

Income before income taxes, minority interest, and accounting change	703	69	178	(62)	(324)	8	572

Income tax benefits (expense)	(305)	(25)	(79)	28	130	(4)	(255)

Minority interest in results of consolidated subsidiaries	(172)	(14)	(22)	25	(11)	—	(194)

Net income (loss) for the year	226	30	77	(9)	(205)	4	123

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
23.	Segment Information (Continued)

Revenues and net income by segment are as follows:

	Year ended December 31, 2005
	Exploration			International
	and		Gas and	(see separate
	Production (1)	Supply (1)	Energy	disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	1,874	33,229	1,932	3,647	15,642	—	—	56,324
Inter-segment net operating revenues	26,950	12,286	1,232	880	225	—	(41,573)	—

Net operating revenues	28,824	45,515	3,164	4,527	15,867	—	(41,573)	56,324

Cost of sales	(11,327)	(40,033)	(2,484)	(2,425)	(14,357)	—	40,798	(29,828)
Depreciation, depletion and amortization	(1,571)	(644)	(105)	(461)	(100)	(45)	—	(2,926)
Exploration, including exploratory dry holes	(860)	—	—	(149)	—	—	—	(1,009)
Impairment	(22)	—	—	(134)	—	—	—	(156)
Selling, general and administrative expenses	(358)	(1,195)	(612)	(424)	(914)	(1,026)	55	(4,474)
Research and development expenses	(153)	(55)	(22)	(2)	(1)	(166)	—	(399)
Other operating expenses	(45)	(130)	(475)	(123)	59	(739)	—	(1,453)

Costs and expenses	(14,336)	(42,057)	(3,698)	(3,718)	(15,313)	(1,976)	40,853	(40,245)
Equity in results of non-consolidated companies	—	10	56	68	—	5	—	139
Financial income (expenses), net (2)	—	—	—	—	—	(231)	—	(231)
Employee benefit expense	—	—	—	—	—	(994)	—	(994)
Other taxes	(20)	(32)	(23)	(51)	(68)	(179)	—	(373)
Other expenses, net	(15)	(7)	(11)	27	(15)	(7)	—	(28)

Income before income taxes, minority interest extraordinary item and accounting change	14,453	3,429	(512)	853	471	(3,382)	(720)	14,592

Income tax benefits (expense)	(4,914)	(1,163)	193	(289)	(160)	1,647	245	(4,441)

Minority interest in results of consolidated subsidiaries	(70)	(21)	(23)	(38)	—	187	—	35

Income before effect of change in accounting principle	9,469	2,245	(342)	526	311	(1,548)	(475)	10,186

Extraordinary gain net of tax	—	—	—	—	—	158	—	158

Net income for the year	9,469	2,245	(342)	526	311	(1,390)	(475)	10,344

(1)	In 2005 revenues from commercialization of oil to third parties are being classified in accordance with the points of sale, which could be Exploration & Production or Supply segments. Until 2004, revenues from commercialization of oil were completely allocated to Exploration & Production. This classification generated no significant impact on the results reported for these segments and segments information has not been restated as it is impractical to gather and collect data for prior periods as to point of sale.

(2)	In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
23.	Segment Information (Continued)

	Year ended December 31, 2005
	International
	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	920	1,079	536	1,090	22	—	3,647
Inter-segment net operating revenues	1,476	1,279	31	4	—	(1,910)	880

Net operating revenues	2,396	2,358	567	1,094	22	(1,910)	4,527

Cost of sales	(665)	(2,151)	(452)	(1,020)	(22)	1,885	(2,425)
Depreciation, depletion and amortization	(360)	(65)	(13)	(11)	(12)	—	(461)
Exploration, including exploratory dry holes	(142)	—	—	(7)			(149)
Impairment	(134)	—	—	—	—	—	(134)
Selling, general and administrative expenses	(123)	(60)	(7)	(68)	(166)	—	(424)
Research and development expenses	—	—	—	—	(2)	—	(2)
Other operating expenses	(144)	11	8	1	(47)	48	(123)

Costs and expenses	(1,568)	(2,265)	(464)	(1,105)	(249)	1,933	(3,718)

Equity in results of non-consolidated companies	4	18	2	—	40	4	68
Other taxes	(14)	(5)	(1)	(1)	(30)	—	(51)
Other expenses, net	(5)	(1)	—	—	33	—	27

Income before income taxes, minority interest, extraordinary item and accounting change	813	105	104	(12)	(184)	27	853

Income tax benefits (expense)	(275)	(36)	(35)	4	62	(9)	(289)

Minority interest in results of consolidated subsidiaries	15	(20)	(10)	3	(26)	—	(38)

Net income (loss) for the year	553	49	59	(5)	(148)	18	526

(1)	In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
23.	Segment Information (Continued)

	Year ended December 31, 2004
	Exploration			International
	And		Gas and	(see separate
	Production	Supply	Energy	Disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	2,487	20,981	1,547	3,085	10,328	—	—	38,428
Inter-segment net operating revenues	16,384	7,786	474	519	158	—	(25,321)	—

Net operating revenues	18,871	28,767	2,021	3,604	10,486	—	(25,321)	38,428

Cost of sales	(7,093)	(25,915)	(1,995)	(1,871)	(9,470)	—	25,065	(21,279)
Depreciation, depletion and amortization	(1,322)	(548)	(100)	(423)	(59)	(29)	—	(2,481)
Exploration, including exploratory dry holes	(419)	—	—	(194)	—	—	—	(613)
Impairment	(51)	—	(14)	—	—	—	—	(65)
Selling, general and administrative expenses	(235)	(960)	(178)	(334)	(567)	(627)	—	(2,901)
Research and development expenses	(109)	(53)	(9)	(2)	(2)	(73)	—	(248)
Other operating expenses	29	(57)	(188)	(48)	(78)	(138)	—	(480)

Costs and expenses	(9,200)	(27,533)	(2,484)	(2,872)	(10,176)	(867)	25,065	(28,067)

Equity in results of non-consolidated companies	—	12	68	92	—	—	—	172
Financial income (expenses), net (1)		—	—	—	—	(327)	—	(327)
Employee benefit expense	—	—	—	—	—	(650)	—	(650)
Other taxes	(12)	(25)	(30)	(47)	(54)	(272)	—	(440)
Other expenses, net	(117)	24	(8)	(10)	(2)	(68)	—	(181)

Income before income taxes, minority interest, extraordinary item and accounting change	9,542	1,245	(433)	767	254	(2,184)	(256)	8,935

Income tax benefits (expense)	(3,244)	(419)	170	(51)	(86)	1,312	87	(2,231)

Minority interest in results of consolidated subsidiaries	(349)	(1)	(84)	(148)	—	68	—	(514)

Net income (loss) for the year	5,949	825	(347)	568	168	(804)	(169)	6,190

(1)	In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
23.	Segment Information (Continued)

	Year ended December 31, 2004
	International
	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	713	1,084	405	865	18	—	3,085
Inter-segment net operating revenues	1,087	1,076	26	15	—	(1,685)	519

Net operating revenues	1,800	2,160	431	880	18	(1,685)	3,604

Cost of sales	(461)	(1,797)	(337)	(940)	(17)	1,681	(1,871)
Depreciation, depletion and amortization	(326)	(63)	(13)	(10)	(11)		(423)
Exploration, including exploratory dry holes and impairment	(194)	—	—	—	—	—	(194)
Selling, general and administrative expenses	(111)	(53)	(11)	(60)	(99)	—	(334)
Research and development expenses	—	—	—	—	(2)	—	(2)
Other operating expenses	(75)	9	12	(2)	8	—	(48)

Costs and expenses	(1,167)	(1,904)	(349)	(1,012)	(121)	1,681	(2,872)

Equity in results of non-consolidated companies	8	21	7	—	56	—	92
Other taxes	(16)	(7)	—	(7)	(17)	—	(47)
Other expenses, net	14	—	—	—	(24)	—	(10)

Income before income taxes, minority interest, extraordinary item and accounting change	639	270	89	(139)	(88)	(4)	767

Income tax benefits (expense)	(140)	(60)	(20)	31	137	1	(51)

Minority interest in results of consolidated subsidiaries	5	(4)	(2)	(4)	(143)	—	(148)

Net income (loss) for the year	504	206	67	(112)	(94)	(3)	568

(1)	In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
23.	Segment Information (Continued)

Capital expenditures incurred by segment for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Year ended December 31,
	2006	2005	2004
Exploration and Production	7,329	6,127	4,574
Supply	1,936	1,749	1,367
Gas and Energy	1,664	694	782
International
Exploration and Production	2,304	1,067	666
Supply	202	79	43
Distribution	77	16	12
Gas and Energy	54	13	6
Distribution	351	207	47
Corporate	726	413	221

	14,643	10,365	7,718

The Company’s gross sales, classified by geographic destination, are as follows:

	Year ended December 31,
	2006	2005	2004
Brazil	70,733	57,669	40,905
International	23,160	16,396	11,049

	93,893	74,065	51,954

The total amounts sold of products and services to the two major customers in 2006 were US$7,978 and US$5,689 (US$6,258 and US$4,594 in 2005; and US$4,269 and US$3,108 in 2004).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
24.	Related Party Transactions
The Company is controlled by the Federal Government and has numerous transactions with other state-owned companies in the ordinary course of its business.
Transactions with major related parties resulted in the following balances:

	As of December 31,
	2006		2005
	Assets	Liabilities	Assets	Liabilities
PETROS (pension fund)	479	71	362	15
Banco do Brasil S.A.	5,014	517	5,944	56
BNDES (Note 12 (b))	—	1,491	—	589
BNDES (Project financing)	—	1,823	—	1,336
Federal Government	—	1,190	—	966
Restricted deposits for legal Proceedings	676	—	637	—
Government securities	67	—	269	—
Petroleum and Alcohol account — receivable from Federal Government (Note 11)	368	—	329	—
Others	786	149	1,926	776

	7,390	5,241	9,467	3,738

Current	5,382	2,957	7,458	2,400

Long-term	2,008	2,284	2,009	1,338

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
24.	Related Party Transactions (Continued)

These balances are included in the following balance sheet classifications:

	As of December 31,
	2006		2005
	Assets	Liabilities	Assets	Liabilities
Assets
Current
Cash and cash equivalents	4,497	—	5,908	—
Accounts receivable (Note 6)	653	—	308	—
Other current assets	232	—	1,242	—

Other
Accounts receivable (Note 6)	—	—	32	—
Government securities	67	—	269	—
Petroleum and Alcohol account - receivable from Federal Government (Note 11)	368	—	329	—
Restricted deposits for legal proceedings	676	—	637	—
Pension fund	479	—	362	—
Other assets	418	—	380	—

Liabilities
Current
Current portion of long-term debt	—	148	—	70
Current liabilities	—	68	—	723
Dividends and interest on capital payable to Federal Government	—	1,743	—	966
Current portion of project financings	—	998	—	640

Long-term
Long-term debt	—	1,342	—	545
Project financings	—	825	—	696
Other liabilities	—	117	—	98

	7,390	5,241	9,467	3,738

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
24.	Related Party Transactions (Continued)

The principal amounts of business and financial operations carried out with related parties are as follows:

	Year ended December 31,
	2006		2005		2004
	Income	Expense	Income	Expense	Income	Expense
Sales of products and services
BRASKEM S.A.	1,788	—	1,488	—	1,049	—
COPESUL S.A.	1,132	—	373	—	501	—
Manaus Energia S.A.	—	—	—		—	—
Petroquímica União S.A.	588	—	885	—	828	(15)
Others	315	—	954	—	582	—

Financial income	—	—	—	—	—	—
Petroleum and Alcohol account receivable from Federal Government (Note 11)	7	—	9	—	4	—
Government securities	—	—	—	—	3	—
Others	71	—	47	—	(113)	—
Financial expenses	—	8	—	11	—	13
Other expenses, net	—	(2)	—	(262)	2	—

	3,905	6	3,756	(251)	2,856	(2)

25.	Accounting for Suspended Exploratory Wells
The Company’s accounting for exploratory drilling costs is governed by Statement of Financial Accounting Standards No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies” (SFAS No. 19). On April 4, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP FAS 19-1) that amended SFAS No. 19 with respect to the deferral of exploratory drilling costs. The Company adopted FASB Staff Position FAS 19-1) “Accounting for Suspended Wells Costs” effective from January 1, 2005. There was no material impact at adoption.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
25.	Accounting for Suspended Exploratory Wells (Continued)

Costs the Company has incurred to drill exploratory wells that find commercial quantities of oil and gas are carried as assets on its balance sheet under the classification “Property, plant and equipment” as unproved oil and gas properties. Each year, the Company writes off the costs of these wells that have not found sufficient proved reserves to justify completion as a producing well, unless (1) the well is in an area requiring major capital expenditure before production can begin and (2) additional exploratory drilling is under way or firmly planned to determine whether the capital expenditure is justified.

As of December 31, 2006, the total amount of unproved oil and gas properties was US$2,054, and of that amount US$321 (US$195 of which related to projects in Brazil) represented costs that had been capitalized for more than one year, which generally are a result of (1) extended exploratory activities associated with offshore production and (2) the transitory effects of deregulation in the Brazilian oil and gas industry, as described below.

In 1998, the Company’s government-granted monopoly ended and the Company signed concession contracts with the Agência Nacional de Petróleo (National Petroleum Agency, or ANP) for all of the areas the Company had been exploring and developing prior to 1998, which consisted of 397 concession blocks. Since 1998, the ANP has conducted competitive bidding rounds for exploration rights, which has allowed the Company to acquire additional concession blocks. After a concession block is found to contain a successful exploratory well, we must submit an “Evaluation Plan” to the ANP for approval. This Evaluation Plan details the drilling plans for additional exploratory wells. An Evaluation Plan is only submitted for those concession areas where technical and economic feasibility analyses on existing exploration wells evidence justification for completion of such wells. Until the ANP approves the Evaluation Plan, the drilling of additional exploratory wells cannot commence. If companies do not find commercial quantities of oil and gas within a specific time period, generally 4-6 years depending on the characteristics of the exploration area, then the concession block must be relinquished and returned to the ANP. Because the Company was required to assess a large volume of concession blocks in a limited time frame even when an exploratory well has found sufficient reserves to justify completion and additional wells are firmly planned, finite resources

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
25.	Accounting for Suspended Exploratory Wells (Continued)

and expiring time frames in other concession blocks have dictated the timing of the planned additional drilling.

The following table shows the net changes in capitalized exploratory drilling costs during the years ended December 31, 2006 and 2005:

Unproved oil and gas properties (*)
	Year ended December,31
	2006	2005
Beginning balance at January 1	2,061	1,684
Additions to capitalized costs pending determination of proved reserves	2,186	1,247
Capitalized exploratory costs charged to expense	(493)	(597)
Sales of reserves	(199)	—
Transfers to property, plant and equipment based on the determination of the proved reserves	(1,614)	(423)
Cumulative translation adjustment	113	150

Ending balance at December 31,	2,054	2,061

(*)	Amounts capitalized and subsequently expensed in the same period have been excluded from the above table.
The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed and the number of projects for which exploratory well costs have been capitalized for a period greater than one year since the completion of the drilling:

Aging of capitalized exploratory well costs
	Year ended December 31,
	2006	2005
Capitalized exploratory well costs that have been capitalized for a period of one year or less	1,733	1,155
Capitalized exploratory well costs that have been capitalized for a period greater than one year	321	906

Ending balance	2,054	2,061

Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	50	42

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
25.	Accounting for Suspended Exploratory Wells (Continued)

Of the US$321 for 50 projects that include wells suspended for more than one year since the completion of drilling, approximately US$103 are related to wells in areas for which drilling was under way or firmly planed for the near future and that we have submitted an “Evaluation Plan” to the ANP for approval and approximately US$54 incurred in costs for activities necessary to assess the reserves and their potential development.

The US321 of suspended well cost capitalized for a period greater than one year as of December 31, 2006 represents 66 exploratory wells and the table below contains the aging of these costs on a well basis:

Aging based on drilling completion date of individual wells:

	Million of	Number of
	dollars	wells
2005	160	43
2004	120	11
2003	31	3
2002	—	—
2001	10	9

	321	66

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
26.	Subsequent Events
(a)	Global Notes

On January 4, 2007, PIFCo, a wholly owned subsidiary of Petrobras, announced an offer for the exchange of securities (Exchange Offering) totaling up US$500 (face value) for the five series of notes.

The objective of the Exchange was offer to the investors the opportunity to substitute the five old notes listed below, with PIFCo’s new benchmark issued on October 06, 2006, with a coupon of 6.125% per annum and maturity in 2016.

The settlement of the Exchange Offering occurred on February 7, 2007 and as a result, PIFCo received and accepted a tender amount of US$399 (face value of the Notes). All the notes received were cancelled in the same day and as a consequence, PIFCo issued US$399 of Global Notes due 2016 that bear interest at the rate of 6.125% per annun, payable semi-annually. The new Notes constitute a single, fungible series with the US$500 Global Notes due 2016 and issued on October 06, 2006, amounting to US$899 in securities issued with maturity in 2016. PIFCo also paid to the investors a cash amount equivalent to US$56 as a result of the Exchange. The table below presents the result of the Exchange.

			US$ Million
			Principal after	Accepted for
Old notes	Interest rate	Maturity	Settlement	Exchange
Global Step-Up Notes	12.375%	2008	127	8
Senior Notes	9.875%	2008	224	14
Senior Notes	9.750%	2011	236	51
Global Notes	9.125%	2013	374	124
Global Notes	7.750%	2014	398	202

			1,359	399

			US$ Million
			Principal after	Total
New notes	Interest rate	Maturity	Exchange	Reopened
Global Notes	6.125%	2016	899	399

			899	399

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
26.	Subsequent Events (Continued)
(b)	Leasing of the Araucária Gas Thermoelectric Power Station

Petrobras announced on January 3, 2007 that it had executed two service provision and leasing contracts with UEG Araucária and COPEL. The first contract refers to the leasing of the Araucária Gas Thermoelectric Power Station executed by Petrobras and UEG, in force until December 31, 2007 which may be extended for a period of up to 12 months. The second contract involves the provision of maintenance and operating services regarding the UEG Araucária, executed by Petrobras and COPEL Geração, in force until December 31, 2008 or the end of the leasing agreement, whichever occurs first.

Under the two contracts, a fixed monthly payment will be due of US$8.89 per MWh multiplied by the reference voltage (428,35 MW) plus a variable monthly payment of US$15.54 per MWh, on the effective energy generated. These proceeds are used to cover all costs and taxes incurred by UEG.

Executing these contracts will enable better allocation of the gas produced to meet the fundamental commitments referring to the energy sold by the Company.

(c)	Repactuation of PETROS Plan

During 2006 Petrobras presented to employee participants and retirees a proposal to bring equilibrium to the actual PETROS Plan. On February 28, 2007 the target for the minimum accession number to the renegotiation set at 2/3 (two-thirds) of the members and was met (see Note 16 (b)).

The renegotiation process consists of changing the plan’s regulation, particularly the articles related to how the benefits are readjusted, disentailing the readjustment of the benefits paid to retirees and pensioners from wage increases granted to active employees and INSS retirees. Petros Plan benefits, disentailed from the active employees wage and INSS retirement and pension plan readjustments, will be adjusted based on the IPCA (cost of living index).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
26.	Subsequent Events (Continued)
(c)	Repactuation of PETROS Plan (Continued)

The financial incentive to be granted to the participants, whether employees or retirees, as negotiated by the labor union representatives as a counterpart for the Plan’s repactuation, amounted to US$425 and was paid on March 2007.

The proposal’s approval also opens the way to reach agreements with Labor Union Representations in order to liquidate and extinguish legal suits, particularly the Public Civil Suit regarding Petrobras System’s complementary retirement issues. The demands that refer to the items to be removed from the lawsuits will be attended to through the calculation of their actuarial value and paid for by Petrobras, in 20 years, respecting the Plan’s liquidity conditions.

(d)	Ipiranga Group Acquisition

On March 19, 2007, Ultrapar Participações S.A. (“Ultrapar”) has celebrated, with the acknowledgement of Petróleo Brasileiro S.A. (“Petrobras”) and Braskem S.A.(“Braskem”) a contract with the controlling shareholders of Refinaria de Petróleo Ipiranga S.A, Distribuidora de Produtos de Petróleo Ipiranga S.A. and Companhia Brasileira de Petróleo Ipiranga for the acquisition of their total interest in those companies, including petrochemical and distribution assets.

After the completion of the acquisition, the businesses of the Ipiranga Group will be managed by Ultrapar, Petrobras and Braskem. Ultrapar will hold 100% interest of the oil products and lubricant distribution businesses located in the South and Southeast regions of Brazil, Petrobras will hold 100% interest of the oil products and lubricant distribution businesses located in the North, Northeast and Central West regions of Brazil. Petrobras and Braskem will hold the petrochemical assets in the proportion of 40% and 60% respectively. The assets related to refining operations will be equally shared between Petrobras, Ultrapar and Braskem.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
26.	Subsequent Events (Continued)
(d)	Ipiranga Group Acquisition (Continued)

The conclusion of operation is estimated to occur during the fourth quarter of 2007. The transaction will occur in some fases including acquisitions and incorporation of shares, delisting of public companies in Brazilian Stock Exchange and segregation of the distribution and petrochemical assets.

The total value estimated for the operation is US$4.0 billion and Petrobras will pay approximately US$1.3 billion for its interest. The transaction will be presented for appreciation of the Brazilian Anti-trust Authorities (CADE — Administrative Board for Economic Defense), the Secretary for Economic Rights and the Secretary for Economic Monitoring.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION ACTIVITIES (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
In accordance with SFAS 69 — Disclosures About Oil and Gas Producing Activities (“SFAS 69”), this section provides supplemental information on oil and gas exploration and producing activities of the Company. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisitions and development, capitalized costs and results of operations. The information included in items (iv) and (v) present information on Petrobras’ estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows.
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
The Petroleum Law established a new regulatory framework ending Petrobras’ exclusive agency and enabling competition in all aspects of the oil and gas industry in Brazil. As provided in the Petroleum Law, Petrobras was granted the exclusive right for a period of 27 years to exploit the petroleum reserves in all fields where the Company had previously commenced production. However, the Petroleum Law established a procedural framework for Petrobras to claim exclusive exploratory (and, in case of success, development) rights for a period of up to three years with respect to areas where the Company could demonstrate that it had “established prospects”. To perfect its claim to explore and develop these areas, the Company had to demonstrate that it had the requisite financial capacity to carry out these activities, alone or through financing or partnering arrangements.
The “International” geographic includes activities in Angola, Argentina, Bolivia, Colombia, Ecuador, Mexico, Nigeria, Peru, the United States of America, Venezuela, Iran, Lybia and Tanzania. The Company has immaterial non-consolidated companies involved in exploration and production activities; the amounts related to such are in the line item titled “Company’s share of unconsolidated affiliates”.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
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
Expressed in Millions of United States Dollars
(except when specifically indicated)
(i)	Capitalized costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

	As of December 31, 2006
	Brazil	International	Worldwide
Unproved oil and gas properties	683	1,371	2,054
Proved oil and gas properties	23,967	4,240	28,207
Support equipment	13,851	454	14,305

Gross capitalized costs	38,501	6,065	44,566
Depreciation and depletion	(14,979)	(1,902)	(16,881)

	23,522	4,163	27,685
Construction and installations in progress	10,457	273	10,730

	33,979	4,436	38,415

Proportional interest of net capitalized costs of equity companies	—	224	224

Net capitalized costs	33,979	4,660	38,639

	As of December 31, 2005
	Brazil	International	Worldwide
Unproved oil and gas properties	1,340	721	2,061
Proved oil and gas properties	18,734	4,374	23,108
Support equipment	10,755	1,034	11,789

Gross capitalized costs	30,829	6,129	36,958
Depreciation and depletion	(14,378)	(2,463)	(16,841)

	16,451	3,666	20,117

Construction and installations in progress	9,418	135	9,553

Net capitalized costs	25,869	3,801	29,670

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(ii)	Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Year ended December 31, 2006
	Brazil	International	Worldwide
Property acquisitions
Proved	—	86	86
Unproved	38	630	668
Exploration costs	1,752	430	2,182
Development costs	6,022	817	6,839

	7,812	1,963	9,775

Proportional interest of costs incurred of equity companies	—	24	24

	7,812	1,987	9,799

	Year ended December 31, 2005
	Brazil	International	Worldwide
Property acquisitions Unproved	220	126	346
Exploration costs	1,741	420	2,161
Development costs	4,687	647	5,334

	6,648	1,193	7,841

	Year ended December 31, 2004
	Brazil	International	Worldwide
Property acquisitions Unproved	156	17	173
Exploration costs	1,003	250	1,253
Development costs	3,591	404	3,995

	4,750	671	5,421

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(iii)	Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ending December 31, 2006, 2005 and 2004 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the supply segment in Brazil. The prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company after January 1, 2002, when full price deregulation began. Gas prices used are contracted prices to third parties.

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

	Year ended December 31, 2006
	Brazil	International	Worldwide
Net operating revenues:
Sales to third parties	3,351	684	4,035
Intersegment (1)	31,171	1,830	33,001

	34,522	2,514	37,036
Production costs (2)	(11,761)	(949)	(12,710)
Exploration expenses	(501)	(434)	(935)
Depreciation, depletion, amortization	(2,166)	(309)	(2,475)
Impairment of oil and gas properties	(20)	(1)	(21)
Other operating expenses	(22)	(3)	(25)

Results before income taxes	20,052	818	20,870
Income tax expense	(6,818)	(279)	(7,097)

	13,234	539	13,773

Proportional interest in results of producing activities of equity companies	—	20	20

Results of operations (excluding corporate overhead and interest cost)	13,234	559	13,793

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(iii)	Results of operations for oil and gas producing activities (Continued)

	Year ended December 31, 2005
	Brazil	International	Worldwide
Net operating revenues:
Sales to third parties	1,874	920	2,794
Intersegment (1)	25,997	1,476	27,473

	27,871	2,396	30,267
Production costs (2)	(10,342)	(665)	(11,007)
Exploration expenses	(871)	(142)	(1,013)
Depreciation, depletion, amortization	(1,571)	(360)	(1,931)
Impairment of oil and gas properties	(11)	(134)	(145)
Other operating expenses	(29)	—	(29)

Results before income taxes	15,047	1,095	16,142
Income tax expense	(5,116)	(372)	(5,488)

Results of operations (excluding corporate overhead and interest cost)	9,931	723	10,654

	Year ended December 31, 2004
	Brazil	International	Worldwide
Net operating revenues:
Sales to third parties	2,308	713	3,021
Intersegment (1)	16,001	1,087	17,088

	18,309	1,800	20,109
Production costs (2)	(6,771)	(461)	(7,232)
Exploration expenses	(418)	(195)	(613)
Depreciation, depletion, amortization	(1,322)	(327)	(1,649)
Impairment of oil and gas properties	(51)	—	(51)
Other operating expenses	(41)	(64)	(105)

Results before income taxes	9,706	753	10,459
Income tax expense	(3,396)	(278)	(3,674)

Results of operations (excluding corporate overhead and interest cost)	6,310	475	6,785

(1)	Does not consider US$1,216 (US$953 for 2005) related to field processing activities, for which Petrobras has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in Petrobras ‘ net operating revenues of US$35,738 (US$28,824 for 2005) for the segment of E&P Brazil (Note 23).

(2)	Does not consider US$1,873 (US$985 for 2005) related to field processing activities, for which Petrobras has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in Petrobras’ cost of sales of US$13,634 (US$11,327 for 2005) for the segment of E&P Brazil (Note 23).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(iv)	Reserve quantities information

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2006, 2005 and 2004 are shown in the following table. Proved reserves are estimated by the Company’s reservoir engineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

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

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(iv)	Reserve quantities information (Continued)

A summary of the annual changes in the proved reserves of crude oil and natural gas follows:

	Oil (millions of barrels)			Gas (billions of cubic feet)
	Brazil	International	Worldwide	Brazil	International	Worldwide
Worldwide net proved developed and undeveloped reserves

Reserves at December 31, 2003	9,051.4	720.7 (1)	9,772.1	8,111.4	3,090.9 (1)	11,202.3

Revisions of previous estimates	(414.9)	(18.8)	(433.7)	(262.1)	276,4	14.3
Improved recovery	50.2	13.2	63,4	13.2	26.8	40.0
Extensions and discoveries	1,079.1	47.4	1,126.5	569.4	89.7	659.1
Purchase of reserves in place — PEPSA	—	0.6	0.6	—	18.5	18.5
Production for the year	(522.4)	(61.1)	(583.5)	(477.6)	(209.5)	(687.1)

Reserves at December 31, 2004	9,243.4	702.0 (1)	9,945.4	7,954.3	3,292.8 (1)	11,247.1
Revisions of previous estimates	123.0	0.5	123.5	842.4	(32.6)	809.8
Improved recovery	1.1	(9.4)	(8.3)	6.9	0.2	7.1
Extensions and discoveries	250.9	47.8	298.7	990.0	38.6	1,028.6
Production for the year	(584.5)	(58.8)	(643.3)	(529.8)	(210.9)	(740.7)

Reserves at December 31, 2005	9,033.9	682.1 (1)	9,716.0	9,263.8	3,088.1 (1)	12,351.9
Interest loss in Venezuela	—	(240.5)	(240.5)	—	(171.2)	(171.2)
Revisions of previous estimates	463.4	(15.3)	448.1	322.1	(459.2)	(137.1)
Improved recovery	6.9	6.7	13.6	7.6	9.9	17.5
Acquisition of reserves	0.9	8.9	9.8	45.7	16.0	61.7
Sale of reserves	—	(4.5)	(4.5)	—	—	—
Extensions and discoveries	112.8	21.4	134.2	320.6	65.2	385.8
Production for the year	(616.0)	(42.6)	(658.6)	(532.9)	(209.8)	(742.7)

Reserves at December 31, 2006	9,001.9	416.2 (1)	9,418.1	9,426.9	2,339.0 (1)	11,765.9

Proportional interest in net proved developed and undeveloped reserves of equity companies		65.7	65.7		77.3	77.3

Net proved Developed Reserves
At January 1, 2003	3,912.9	94.7	4,007.6	3,892.5	2,043.9	5,936.4
At December 31, 2003	3,629.5	404.1	4,033.6	4,398.1	2,548.4	6,946.5
At December 31, 2004	4,129.8	383.1	4,512.9	4,427.6	2,495.2	6,922.8
At December 31, 2005	4.071.7	365.9	4,437.6	4,088.8	2,333.7	6,422.5
At December 31, 2006	3,987.7	232.9	4,220.6	4,115.4	1,758.0	5,873.4
Proportional interest in proved reserves of equity companies		36.7	36.7		43.1	43.1

(1)	Includes reserves of 134.0 million barrels of oil and 504.8 billions of cubic feet of gas in 2006 (222.8 million barrels of oil and 550.6 billions of cubic feet of gas in 2005; and 228.6 million barrels of oil and 445.6 billions of cubic feet of gas in 2004) attributable to 41.38% minority interest in PEPSA, which is consolidated by Petrobras.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(iv)	Reserve quantities information (Continued)

The decrease in reserves is related to revisions of previous estimates due to Bolivia and Venezuela new nationalization measures during 2006. The new regulation in Venezuela reduced our reserves as PDVSA became the main controller of the companies created to operate the fields with private companies. In Bolivia, due to new government regulations, occurred a decrease in the reserves. In Nigeria, the consortium in charge of Akpo field was constituted by Total, Petrobras and a Nigerian private company called SAPETRO. The agreement underwritten by these companies established that TOTAL and Petrobras carried the investment cost of the third part and it would be compensated in the future with SAPETRO’s production/reserves.

Along 2006, SAPETRO sold its participation to a Chinese oil company and, as part of this agreement, Petrobras and TOTAL were reimbursed for their past carrying investments

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

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

The information provided does not represent management’s estimate of Petrobras’ expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities involves uncertainty and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
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

	Brazil	International	Worldwide
At December 31, 2006
Future cash inflows	477,051	24,691	501,742
Future production costs	(175,483)	(5,726)	(181,209)
Future development costs	(30,185)	(2,679)	(32,864)
Future income tax expenses	(93,914)	(7,051)	(100,965)

Undiscounted future net cash flows	177,469	9,235	186,704

10 percent midyear annual discount for timing of estimated cash flows	(83,582)	(3,566)	(87,148)

Standardized measure of discounted future net cash flows	93,887	5,669	99,556

Proportional interest in standardized measure of discounted future net cash flows related to proved reserves of equity companies	—	472	472

At December 31, 2005
Future cash inflows	496,355	36,014	532,369
Future production costs	(170,638)	(7,339)	(177,977)
Future development costs	(25,934)	(2,946)	(28,880)
Future income tax expenses	(103,726)	(10,929)	(114,655)

Undiscounted future net cash flows	196,057	14,800	210,857
10 percent midyear annual discount for timing of estimated cash flows	(95,580)	(5,962)	(101,542)
Company’s share by unconsolidated affiliates	—	61	61
Standardized measure of discounted future net cash flows	100,477	8,899 *	109,376

At December 31, 2004
Future cash inflows	366,045	24,222	390,267
Future production costs	(131,090)	(4,003)	(135,093)
Future development costs	(19,315)	(2,224)	(21,539)
Future income tax expenses	(74,758)	(5,889)	(80,647)

Undiscounted future net cash flows	140,882	12,106	152,988
10 percent midyear annual discount for timing of estimated cash flows	(69,397)	(5,423)	(74,820)
Company’s share by unconsolidated affiliates	—	121	121

Standardized measure of discounted future net cash flows	71,485	6,804 *	78,289

(*)	Includes US$1,338 in 2006 (US$2,379 in 2005 and U.S.$1,774 in 2004) attributable to 41.38% minority interest in PEPSA, which is consolidated by Petrobras.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

The following are the principal sources of change in the standardized measure of discounted net cash flows:

	Brazil			International			Worldwide
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Balance at January 1	100,477	71,485	35,522	8,899	6,804	5,297	109,376	78,289	40,819

Sales and transfers of oil and gas, net of production costs	(22,761)	(17,529)	(11,538)	(1,505)	(1,731)	(1,339)	(24,266)	(19,260)	(12,877)
Development costs incurred	6,022	4,686	3,591	817	647	404	6,839	5,333	3,995
Purchases of reserves	—	—	—	101	—	73	101	—	73
Sales of reserves	—	—	—	(105)	—	—	(105)	—	—
Extensions, discoveries and improved less related costs	2,509	6,599	12,881	494	554	1,015	3,003	7,153	13,896
Interest loss in Venezuela	—	—	—	(1,305)	—	—	(1,305)	—	—
Revisions of previous quantity estimates	10,373	4,156	(4,892)	(1,825)	92	(58)	8,548	4,248	(4,950)
Net changes in prices and production costs	(12,698)	48,525	51,115	(976)	4,981	2,042	(13,674)	53,506	53,157
Changes in future development costs	(5,274)	(9,405)	(292)	(749)	(658)	(504)	(6,023)	(10,063)	(796)
Accretion of discount	10,048	7,148	3,552	1,006	994	739	11,054	8,142	4,291
Net change in income taxes	5,191	(15,188)	(18,454)	817	(2,784)	(865)	6,008	(17,972)	(19,319)

Balance at December 31	93,887	100,477	71,485	5,669	8,899	6,804	99,556	109,376	78,289

Proportional interest in standardized measure of discounted future net cash flows related to proved reserves of equity companies				472			472

PETROBRAS INTERNATIONAL
FINANCE COMPANY (A wholly-owned
subsidiary of PETRÓLEO BRASILEIRO
S.A. — PETROBRAS)
Consolidated financial statements
Years ended December 31, 2006, 2005 and 2004
together with Report of Independent Registered
Public Accounting Firm

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

Report of Independent Registered Public Accounting Firm
The Executive Board and Stockholder of
Petrobras International Finance Company
Rio de Janeiro, Brazil
We have audited the accompanying consolidated balance sheet of Petrobras International Finance Company (and subsidiaries) as of December 31, 2006, and the related consolidated statements of operations, stockholder’s deficit, and cash flows for the year then ended. We also have audited management’s assessment, included in the accompanying Management’s Report on the Internal Control over Financial Reporting, that Petrobras International Finance Company (and subsidiaries) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Petrobras International Finance Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petrobras International Finance Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, management’s assessment that Petrobras International Finance Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furthermore, in our opinion, Petrobras International Finance Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Contro-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
April 2, 2007
KPMG Auditores Independentes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Executive Board and Stockholder of
PETROBRAS INTERNATIONAL FINANCE COMPANY
We have audited the accompanying consolidated balance sheet of PETROBRAS INTERNATIONAL FINANCE COMPANY and its subsidiaries as of December 31, 2005, and the related consolidated statements of operations, changes in stockholder’s equity and cash flows, for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PETROBRAS INTERNATIONAL FINANCE COMPANY and its subsidiaries as of December 31, 2005, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
ERNST & YOUNG
Auditores Independentes S/S
Paulo José Machado
Partner
Rio de Janeiro, Brazil
February 17, 2006.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
CONSOLIDATED BALANCE SHEETS
As of December 31, 2006 and 2005
(In thousands of US dollars)

	2006	2005
Assets

Current assets
Cash and cash equivalents	510,812	230,745
Marketable securities	645,278	82,923
Trade accounts receivable
Related parties	10,658,905	8,681,075
Other	835,437	212,703
Notes receivable — related parties	6,114,651	3,329,336
Inventories	262,720	195,935
Export prepayments — related parties	67,785	414,505
Restricted deposits for guarantees and other	145,732	94,700

	19,241,320	13,241,922

Property and equipment	700	384

Other assets
Marketable securities	1,151,588	2,165,718
Notes receivable — related parties	239,709	579,960
Export prepayment — related parties	464,380	529,420
Restricted deposits for guarantees and prepaid expenses	223,618	231,544

	2,079,295	3,506,642

Total assets	21,321,315	16,748,948

See the accompanying notes to the financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
CONSOLIDATED BALANCE SHEETS
As of December 31, 2006 and 2005
(In thousands of US dollars, except for number of shares and per share amounts)

	2006	2005
Liabilities and stockholder’s (deficit)/equity

Current liabilities
Trade accounts payable
Related parties	1,142,848	950,732
Other	1,121,986	616,076
Notes payable — related parties	5,386,759	4,346,139
Short-term financing	148,447	339,503
Current portion of long-term debt	1,057,438	551,628
Accrued interest	97,865	107,710
Unearned income — related parties	248,688	176,481
Other current liabilities	60,199	10,169

	9,264,230	7,098,438

Long-term liabilities
Long-term debt	4,640,134	5,908,416
Notes payable — related parties	7,441,701	3,734,112

	12,081,835	9,642,528

Stockholder’s (deficit)/equity
Shares authorized and issued
Common stock — 2006 — 300,050,000 shares and 2005 - 50,000 shares par value US$1	300,050	50
Additional paid in capital	53,926	173,926
Accumulated deficit	(376,519)	(165,994)
Other comprehensive income
Loss on cash flow hedge	(2,207)	—

	(24,750)	7,982

Total liabilities and stockholder’s (deficit)/equity	21,321,315	16,748,948

See the accompanying notes to the financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2006, 2005 and 2004
(In thousands of US dollars)

	Years ended December 31,
	2006	2005	2004
Sales of crude oil, oil products and services
Related parties	14,236,511	13,974,381	10,118,356
Other	7,833,263	3,161,764	2,237,216

	22,069,774	17,136,145	12,355,572

Operating expenses:
Cost of sales
Related parties	(8,121,994)	(7,780,293)	(4,391,285)
Other	(13,778,560)	(9,203,008)	(7,844,699)
Selling, general and administrative expenses
Related parties	(189,667)	(158,075)	(98,700)
Other	(17,678)	(7,647)	(1,129)

	(22,107,899)	(17,149,023)	(12,335,813)

Operating income (loss)	(38,125)	(12,878)	19,759

Financial income
Related parties	999,204	765,507	568,566
Other	285,994	218,479	110,233

	1,285,198	983,986	678,799

Financial expense
Related parties	(722,434)	(409,822)	(169,039)
Other	(735,332)	(589,088)	(592,207)

	(1,457,766)	(998,910)	(761,246)

Other income, net
Related parties	—	—	(525)
Other	168	46	4,110

	168	46	3,585

Loss for the year	(210,525)	(27,756)	(59,103)

See the accompanying notes to the financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S (DEFICIT)/EQUITY
Years Ended December 31, 2006, 2005 and 2004
(In thousands of US dollars)

	Years ended December 31,
	2006	2005	2004
Common stock
Balance at January 1	50	50	50
Capital increase	300,000	—	—

Balance at end of year	300,050	50	50

Additional paid in capital
Balance at January 1	173,926	173,926	173,926
Transfer to capital	(120,000)	—	—

Balance at end of year	53,926	173,926	173,926

Accumulated deficit
Balance at January 1	(165,994)	(138,238)	(79,135)
Loss for the year	(210,525)	(27,756)	(59,103)

Balance at end of year	(376,519)	(165,994)	(138,238)

Other comprehensive income
Loss on cash flow hedge
Balance at January 1	—	—	—
Change in the year	(2,207)	—	—

Balance at end of year	(2,207)	—	—

Total stockholder’s (deficit)/equity	(24,750)	7,982	35,738

See the accompanying notes to the financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006, 2005 and 2004
(In thousands of US dollars)

	Years ended December 31,
	2006	2005	2004
Cash flows from operating activities
Loss for the year	(210,525)	(27,756)	(59,103)
Adjustments to reconcile net (loss) to net cash used in operations
Depreciation, amortization of prepaid expenses and debt amortization	20,725	10,150	5,198
Decrease (increase) in assets
Trade accounts receivable
Related parties	(1,977,830)	(893,006)	(2,723,597)
Other	(622,734)	(59,079)	(44,209)
Export prepayments — related parties	411,760	470,754	64,652
Other assets	(242,283)	(221,863)	(232,637)
Increase (decrease) in liabilities
Trade accounts payable
Related parties	192,116	388,593	291,189
Other	505,910	48,999	218,048
Other liabilities	(44,551)	277,318	158,501

Net cash used in operating activities	(1,967,412)	(5,890)	(2,321,958)

Cash flows from investing activities
Marketable securities, net	451,775	(383,826)	(1,248,984)
Issuance of notes receivable — related parties	(8,858,270)	(5,114,060)	(2,042,177)
Collection of principal on notes receivable — related parties	6,515,911	3,226,935	1,885,407
Property and equipment	(460)	(19)	(488)

Net cash used in investing activities	(1,891,044)	(2,270,970)	(1,406,242)

Cash flows from financing activities
Short-term financing, net issuance and repayments	(191,056)	(116,654)	(396,233)
Proceeds from issuance of long-term debt	982,280	695,000	1,106,887
Principal payments of long-term debt	(1,731,726)	(602,410)	(465,208)
Proceeds from short-term loans — related parties	15,695,993	8,757,712	6,618,032
Principal payments of short-term loans — related parties	(17,964,891)	(7,333,327)	(6,245,614)
Proceeds from long-term loans — related parties	7,347,923	—	3,553,452

Net cash provided by financing activities	4,138,523	1,400,321	4,171,316

Increase (decrease) in cash and cash equivalents	280,067	(876,539)	443,116
Cash and cash equivalents at beginning of year	230,745	1,107,284	664,168

Cash and cash equivalents at end of year	510,812	230,745	1,107,284

See the accompanying notes to the financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006, 2005 and 2004
(In thousands of US dollars)

	Years ended December 31,
	2006	2005	2004
Supplemental disclosures of cash flow information:

Cash paid during the year for
Interest	1,371,169	727,739	583,769
Income taxes	113	120	157

Non-cash investing and financing transactions
Increase of capital through conversion of loan payable	180,000
Cancellation of Senior Exchangeable Notes issued in exchange for PETROBRAS loans (Note 8)			8,476
See the accompanying notes to the financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)
1.	The Company and its Operations

Petrobras International Finance Company — PIFCo was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of PETROBRAS.

The primary objective of Petrobras International Finance Company and its subsidiaries (collectively, PIFCo or the Company) is to purchase crude oil and oil products from third parties and sell them at a premium to PETROBRAS on a deferred payment basis. Accordingly, intercompany activities and transactions, and therefore the Company’s financial position and results of operations, are affected by decisions made by PETROBRAS. Additionally, to a more limited extent, the Company sells oil and oil products to third parties. PIFCo also engages in international capital market borrowings as a part of the PETROBRAS financial and operating strategy.

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

PETROBRAS FINANCE LIMITED

PETROBRAS FINANCE LIMITED (PFL), based in the Cayman Islands, in connection with the Company’s structured finance export prepayment program, whereby PFL purchases fuel oil from PETROBRAS and sells this product in the international market, including sales to designated customers, in order to generate receivables to cover the sale of future receivables debt. Until June 1, 2006, PFL also purchased bunker fuel from PETROBRAS. Certain sales were through subsidiaries of PETROBRAS.

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

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
1.	The Company and its Operations (Continued)

BEAR INSURANCE COMPANY LIMITED

BEAR INSURANCE COMPANY LIMITED (BEAR), based in Bermuda, contracts insurance for PETROBRAS and its subsidiaries.

PETROBRAS SINGAPORE PRIVATE LIMITED (PSPL)

In April 2006, PIFCo incorporated a new wholly-owned subsidiary: PETROBRAS SINGAPORE PRIVATE LIMITED (PSPL), a company incorporated in Singapore to trade crude oil and oil products in connection with the trading activities in Asia. This company initiated its operations in July, 2006.

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

The Company’s functional currency is the US dollar. All monetary assets and liabilities denominated in a currency other than the US dollar are remeasured into the US dollar using the current exchange rates. The effect of variations in the foreign currencies is recorded in the statement of operations as financial expense or income.

(b)	Cash and cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at their date of acquisition.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
2.	Basis of Financial Statement Presentation (Continued)
(c)	Marketable securities

Marketable securities are accounted for under SFAS No. 115 — Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”) and have been classified by the Company as available for sale or trading based upon intended strategies with respect to such securities. The marketable securities classified as trading are short-term in nature as the investments are expected to be liquidated, sold, or used for current cash requirements. The marketable securities classified as available for sale are long-term in nature as the investments are not expected to be sold or otherwise liquidated in the next twelve months.

Trading securities are marked to market through current period earnings, available for sale securities are marked to market through other comprehensive income, and held to maturity securities are recorded at historical cost. There are no transfers between categories of investments.

(d)	Inventories

Inventories are stated at the lower of weighted average cost or market value.

(e)	Restricted Deposit and Guarantees

Restricted Deposit and guarantees represent amounts placed in escrow as required by contractual commitments of the Company. Deposits are made in cash and recorded at funded amount.

(f)	Prepaid expenses

Prepaid expenses are exclusively comprised of deferred financing costs associated with the Company’s debt issuance and are being amortized over the terms of the related debt. The unamortized balance of deferred financing costs was US$ 55,192 and US$ 66,025 as of December 31, 2006 and 2005, respectively.

(g)	Current and long-term liabilities

These are stated at known or estimated amounts including, when applicable, accrued interest.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
2.	Basis of Financial Statement Presentation (Continued)
(h)	Unearned income

Unearned income represents the unearned premium charged by the Company to PETROBRAS and ALBERTO PASQUALINI — REFAP S.A. (REFAP) to compensate for its financing costs. The premium is billed to PETROBRAS and REFAP at the same time the related product is sold, and is deferred and recognized into earnings as a component of financial income on a straight-line basis over the collection period, which ranges from 120 to 330 days, in order to match the premium billed with the Company’s financial expense.

(i)	Revenues, costs, income and expenses

For all third party and related party transactions, revenues are recognized in accordance with the U.S. SEC’s Staff Accounting Bulletion 104 – Revenue Recognition. Crude oil and oil products revenues are recognized on an accrual basis when persuasive evidence of an arrangement exists in the form of a valid contract, delivery has occurred or title has transferred, the price is fixed or determinable and collectability is reasonably assured. Costs are recognized when incurred. Income and expenses include financial interest and charges, at official rates or indexes, relating to current and non-current assets and liabilities and, when applicable, the effects arising from the adjustment of assets to market or realizable value.

The principle commercial transactions of the Company consist of:

Imports — the company buys from suppliers outside Brazil (mainly from third-parties) and sells to PETROBRAS and its Brazilian subsidiaries.

Exports — the Company buys from PETROBRAS and sells to customers outside Brazil.

Off-shore — the Company buys and sells mainly outside of Brazil, in transactions with third-parties and related parties.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
2.	Basis of Financial Statement Presentation (Continued)
(j)	Financial instruments

All of the Company’s derivative instruments are recorded in the consolidated balance sheet at their fair value. For exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models or quoted prices for instruments with similar characteristics. The transaction price is used as the initial fair value of the contracts.

PIFCo designates at inception whether the derivative contact will be considered hedging or non-hedging for SFAS 133 accounting purposes. Non-hedging derivatives that are considered economic hedges, but not designated in a hedging relationship for accounting purposes, are recorded as other current assets or liabilities, with changes in fair value recorded as financial income or financial expense.

For SFAS 133 hedges, PIFCo formally documents at inception all relationships; identifying the hedging instrument and hedged item, as well as its risk management objectives and strategies for undertaking the hedge. The Company assesses at the hedge’s inception and for each reporting date thereafter whether the derivative used in the hedging transaction is expected to be and has been highly effective.

As of December 31, 2006, PIFCo has designated one hedging relationship for accounting purposes as a cash flow hedge in order to manage foreign currency exchange rate risk. Changes in the fair value of the derivative hedging instrument are recorded in Accumulated OCI. Any hedge ineffectiveness, as well as the excluded component of the derivative from the effectiveness assessments, are recorded directly in earnings (note 8(iv)).

PIFCo had written put options in the past that allows the holder of the options to sell a floating number of heavy fuel oil volumes at a minimum price of US$14/barrel. Such option had served as an economic hedge on related future sales of receivables under the structured finance export prepayment program; the intent of which was to ensure that physical barrels delivered under the project finance agreement generate sufficient cash proceeds to repay related financial obligations. Given the low strike price relative to the market the fair value of these options is immaterial at December 31, 2006.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
2.	Basis of Financial Statement Presentation (Continued)
(k)	Income taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets representing the future tax consequences of events that have been recognized in the Company’s financial statements or tax return. The measurement of current and deferred tax liabilities and assets is based on the provisions of the tax laws in the countries in which the Company and its subsidiaries operate (the United Kingdom, Bermuda, Singapore and the Cayman Islands in 2006 and the United Kingdom, Bermuda and the Cayman Islands in 2005 and 2004). Deferred tax assets are reduced by the amount of any tax benefits when, based on the available evidence, such benefit may not be realized. The Cayman Islands and Bermuda have no corporate tax requirements, therefore the Company has no tax provision from these locations and no significant operations in the United Kingdom or Singapore.
3.	Cash and Cash Equivalents

	2006	2005
Cash and banks	461	6,242
Time deposits and short-term investment	510,351	224,503

	510,812	230,745

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
4.	Marketable Securities

			Interest	Total
	Security	Maturity	rate	2006(*)	2005(*)
Available for Sale (***)	CLEP (**)	2014	8%	975,840	1,888,498
Available for Sale (***)	MARLIM (**)	2008	12.25%	295,588	277,220
Available for Sale (***)	GASENE (**)	2007	5.67%	212,184	—
Held to Maturity	PDET (**)	2007	5.74%	207,721	—
Held to Maturity	MEXILHÃO (**)	2007	5.68%	87,589	—
Trading	Various third parties			17,944	57,734
Available for Sale (***)	Various third parties			—	25,189

				1,796,866	2,248,641
Less: Current balances				(645,278)	(82,923)

				1,151,588	2,165,718

(*)	The balances include interest and principal.

(**)	Securities held by the fund respective to the consolidated special purposes companies, established to support PETROBRAS infrastructure projects, are not US exchange traded securities.

(***)	Changes in fair value related to the securities classified as available for sale in accordance with FAS 115 are diminimus and were included in the Statement of Operations as financial income or expense.
Marketable securities are comprised of amounts the Company has invested in the exclusive portfolio of an investment fund, operated exclusively for PIFCo, which holds certain PIFCo and PETROBRAS group securities among its other investments which are classified as held to maturity, trading or available for sale under SFAS 115 based on management’s intent. The trading securities are presented as current assets, as they are expected to be used in the near term for cash funding requirements; available for sale securities are presented as other long-term assets, as they are not expected to be sold or liquidated in the next twelve months.

At December 31, 2005, PIFCo had amounts invested in an exclusive portfolio of an investment fund that held its own debt securities in the total amount of US$ 215,638. This amount was recognized as an extinguishment of debt and offset against the balance of financing classified under current and non-current liabilities. There were no repurchased securities of PIFCo debt at December 31, 2006.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
5.	Related Parties

		PETROBRAS	DOWNSTREAM	BRASPETRO
	PETRÓLEO	INTERNATIONAL	PARTICIPAÇÕES	OIL SERVICES -		PETROBRAS
	BRASILEIRO	BRASPETRO B.V. -	S.A.	BRASOIL		NETHERLANDS B.V.
	S.A. -	PIB.B.V. and its	and its	and its		and its
	PETROBRAS	subsidiaries	subsidiaries	subsidiaries	CLEP	subsidiaries	TERMOBAHIA (iv)	MARLIM	Other	2006	2005
Current assets
Marketable securities					119,840				507,495	627,335	—
Accounts receivable, principally for sales (i)	10,246,875	160,033	251,997							10,658,905	8,681,075
Notes receivable		3,721,683		31,496		2,360,912	560			6,114,651	3,329,336
Export prepayment	67,785									67,785	414,505
Other							1,453			1,453	1,453

Other assets
Marketable securities					856,000			295,588		1,151,588	2,165,718
Notes receivable		198,935					40,774			239,709	579,960
Export prepayment	464,380									464,380	529,420

Current liabilities
Trade accounts payable	969,299	156,498	17,051							1,142,848	950,732
Notes payable	5,386,759									5,386,759	4,346,139
Unearned income	247,160		1,528							248,688	176,481

Long-term liabilities
Notes payable (ii)	7,441,701									7,441,701	3,734,112
												2004

Statement of operations
Sales of crude oil and oil products and services	9,729,919	3,022,525	1,484,067							14,236,511	13,974,381	10,118,356
Purchases (iii)	(6,044,308)	(1,871,579)	(206,107)							(8,121,994)	(7,780,293)	(4,391,285)
Selling, general and administrative expenses	(176,368)	(13,299)								(189,667)	(158,075)	(98,700)
Financial income	623,767	162,470	28,268	2,253		174,454	3,080		4,912	999,204	765,507	568,566
Financial expense	(722,434)									(722,434)	(409,822)	(169,039)
Other expense, net										—	—	(525)
Commercial operations between PIFCo and its subsidiaries and affiliated companies are carried out under normal market conditions and at commercial prices, except for the sales of oil and oil products to PETROBRAS, which have an extended settlement period consistent with PIFCo’s formation as a financing entity, and include finance charges accrued during the extended payment period.

Certain affiliates of PIFCo and PFL, which are subsidiaries of Petrobras, serve as agents in connection with export sales to certain customers under the export prepayment program. Those transactions have been classified as related party transactions for purposes of these financial statements.

The transactions were realized to support the financial and operational strategy of the Company’s Parent Company, PETRÓLEO BRASILEIRO S.A. — PETROBRAS.
(i)	Accounts receivable from related parties relate principally to crude oil sales made by the Company to PETROBRAS, with extended payment terms of up to 330 days. Extended payment terms for accounts receivable from related parties were up to 270 days in 2004.

(ii)	Long-Term Liabilities – Notes payable relate to loans executed between the Company and PETROBRAS due in 2021, with annual interest rates ranging from 8.3% to 8.6%.

(iii)	Purchases from related parties are presented in the cost of sales section of the statement of operations.

(iv)	On December 28, 2005, in order to lend support to Petrobras in its transactions related to the Termobahia power plant, PIFCo entered into a series of agreements with Blade Securities Ltd , a special purpose company holding 49% of the equity shares of Termobahia (consolidated by Petrobras). Under the agreements, PIFCo paid to Blade US$ 1,453, and in return, Blade transfers to PIFCo the right of any dividends to be received from Termobahia and the rights to the shares of Termobahia either for PIFCo or a Petrobras subsidiary. Additionally, PIFCo paid to Blade US$ 38,185, and in return, Blade transfers to PIFCo any amounts received from Termobahia related to the subordinated loan recorded as notes receivable, which has an interest rate of 8% p.a. and an expiry date of 2023, and the right to the loans receivable for PIFCo or a Petrobras subsidiary. Petrobras has the intention of finding a strategic partner within one year time frame to purchase the Termobahia equity interest and related loan.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
6.	Inventories

	2006	2005
Crude oil	60,097	51,701
Oil products	202,623	144,234

	262,720	195,935

7.	Restricted Deposits and Guarantees

PIFCo has restricted deposits with financial institutions that are required as a result of contractual obligations in financing arrangements. The amount of US$ 76,389 classified in current assets, relates to a deposit made in connection with the issuance of global notes in the amount of US$ 500,000 (described in Note 8) and is renewed annually. The amount classified in other assets is comprised of deposits: (i) US$ 31,585 related to issuances of senior notes in the total amount of US$ 450,000; (ii) US$ 41,051 related to issuances of senior notes in the total amount of US$ 600,000. The guarantees related to the financings will be maintained through maturity of such financings (described in Note 8), and are required per the related debt agreement; and (iii) in accordance with the Deposit, Pledge and Indemnity Agreement of April 29, 2005, PIFCo has guaranteed the debt of Eletrobolt, a subsidiary of its parent. In accordance with the terms of this guarantee, PIFCo has deposited US$ 95,949 in an escrow account, such amount to be used to satisfy Eletrobolt debts in the event of default.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
8.	Financing

	Current		Long-term
	2006	2005	2006	2005

Financial institutions (i)	329,180	493,550	1,041,250	1,194,750
Senior notes (iii)	533,945	53,525	524,602	1,550,000
Global notes (iii) and (viii)	32,725	26,326	2,181,420	2,115,263
Senior exchangeable notes (vii)	333,684	3,744	—	329,940
Global step-up notes (iii)	4,165	9,000	134,622	400,000
Japanese yen bonds (iv)	1,658	—	293,860	—
Sale of right to future receivables (v)	68,393	567,377	614,380	679,420
Assets related to export prepayment to be offset against sale of right to future receivables (vi)	—	(150,000)	(150,000)	(150,000)
Repurchased securities (ii)	—	(4,681)	—	(210,957)

	1,303,750	998,841	4,640,134	5,908,416

Financing	148,447	339,503	4,640,134	5,908,416
Current portion of long-term debt	1,057,438	551,628	—	—
Accrued interest	97,865	107,710	—	—

	1,303,750	998,841	4,640,134	5,908,416

(i)	The Company’s borrowings in US dollars are derived mainly from commercial banks and include trade lines of credit and commercial paper, which are primarily intended for the purchase of crude oil and oil products, and with interest rates ranging from 5.14% to 9.42% at December 31, 2006. The weighted average borrowing rate for short-term debt at December 31, 2006 and 2005 was 6.76% and 5.02%, respectively.

At December 31, 2006 and 2005, the Company had fully utilized all available lines of credit specifically designated for purchase of imported crude oil and oil products.

Additionally, the Company had available standby committed facilities in the amount of US$ 675,000, which are not specified as to use requirements. PIFCo has no drawn down amounts related to these facilities and does not have a scheduled date for the drawdown.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
8.	Financing (Continued)
(ii)	On December 31, 2005, the Company had amounts invested in an exclusive portfolio of an investment fund that held its own debt securities in the total amount of US$ 215,638. These securities were considered to be extinguished, and thus the related amounts, together with applicable interest, which comprise the current portion at the respective date, have been removed from the presentation of marketable securities and short and long-term debt. Gain and losses on extinguishment are recognized as incurred. Subsequent reissuances of notes at amounts greater or lesser than par are recorded as premiums or discounts and are amortized over the life of the notes. As of December 31, 2006 and December 31, 2005, the outstanding balance of net premiums on reissuances amounted to US$ 10,273 and US$ 18,464, respectively. PIFCo incurred in expenses in the total amount of US$ 11,738 on extinguishment of debt during 2005 and US$ 160,048 during 2006.

(iii)	On July 24, 2006, PIFCo concluded its debt repurchase offer (Tender) announced on July 18, 2006. The amount of notes tendered for five series of notes listed below was US$ 888,260. Including the notes previously repurchased by Petrobras and its affiliates, also included in the tender, the total value reached US$ 1,215,661. The purpose of this initiative was to reduce total debt outstanding and simplify the debt profile, thus benefiting from the Company’s current strong cash generation. The transaction was settled on July 27, 2006 and all the notes tendered were canceled from this date. Upon conclusion of the debt repurchase offer (Tender), PIFCo incurred in expenses in the total amount of US$ 160,048.

	Interest
Securities Repurchased	Rate	Maturity	US$
Global Step-Up Notes	12.375%	2008	265,378
Senior Notes	9.875%	2008	211,754
Senior Notes	9.750%	2011	313,644
Global Notes	9.125%	2013	251,665
Global Notes	8.375%	2018	173,220

			1,215,661

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
8.	Financing (Continued)
(iv)	On September 27, 2006, the Company concluded a private placement of securities in the Japanese capital market (“Shibosai”) for a total of ¥ 35 billion (US$ 297,780) due September 2016. The issue was a private placement in Japanese market with a partial guarantee of Japan Bank for International Cooperation (JBIC) and bears interest at the rate of 2.15% per annum, payable semiannually. PIFCo used the proceeds principally to finance PNBV, an affiliate, for construction of lines interconnecting the P-51, P-52 and P-53 production platforms to the PRA-1 autonomous repumping unit.

In the same date, PIFCo entered into cross currency swaps under which it swaps the principal and interest payments on Yen denominated funding into U.S. dollars; and designated the hedging relationship as a qualifying cash flow hedge under SFAS 133. The hedged item is a ¥ 35 billion 10 year issued bond, with a semi-annual coupon of 2.15% p.a. The hedging instrument is a series of cross currency swaps, whose notional amounts, underlyings and maturities match the terms of the funding; in which U.S. dollars are paid and Japanese Yen are received.

The transaction gain or loss arising from the remeasurement of Yen denominated bonds is offset by the reclassification relating to the remeasurement of the hedged item at spot rates from other comprehensive income to earnings. The cross currency swap at December 31, 2006 had a fair value of US$ 8,754 due to the devaluation of the Japanese Yen when compared to U.S. dollar since the inception of the instrument. No amounts were recognized in earnings during the year as hedge ineffectivenesses. Accumulated other comprehensive income were reclassified at the reporting date in order to offset the foreign currency exchange gain or losses on the hedged item.

(v)	On September 1, 2005, PFL prepaid the floating rate Senior Trust Certificates (Series A2 and C) in accordance with the applicable provisions of the governing agreements. In order to facilitate this advance payment, Petrobras prepaid to PFL an amount of US$ 330,290 related to the export prepayment program.

On March 1, 2006, PFL prepaid the fixed rate Senior Trust Certificates (Series A1 and B) in accordance with the applicable provisions of the governing agreements in the amount of US$ 333,860. On prepayment the fixed rate Senior Trust

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
8.	Financing (Continued)
Certificates (Series A1 and B) PFL paid premium in the total amount of US$ 13,650.

On May 26, 2006, PFL has successfully completed a solicitation of consents from holders of the Series 2003-A 6.436% Senior Trust Certificates due 2015 issued by PF Export Receivables Master Trust. The amendments sought to eliminate exports of bunker fuel from the transaction so that the securities have been collateralized only by receivables from sales of fuel oil exported by Petrobras and to reduce the minimum average daily gross exports of fuel oil for any rolling twelve-month period. PFL also obtained the consent from the holders of Series 2003-B 3.748% due 2013. The amendments became effective on June 1, 2006.

As a result of these amendments, the premium rate of the guarantee of the Series 2003-B was reduced from 1.8% to 1.1%.

(vi)	In May 2004, PFL and the PF Export Trust (the Trust) executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates have been presented net, rather than gross in these consolidated financial statements, and thus US$ 150,000 has been reduced from the “long term debt” financing respective to sales of right to future receivables.

(vii)	On October 06, 2006, the Company issued Global Notes of US$ 500,000 due October, 2016. The notes bear interest at the rate of 6.125% per annum, payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
8.	Financing (Continued)
Long-term financing – additional information

a)	Long-term debt interest rates

					Payment period
	Date of issuance	Maturity	Interest rate	Amount	Interest	Principal
Senior Notes
Senior Notes	May, 2001	2008	9.875%	238,246	semiannually	bullet
Senior Notes	January, 2002	2011	9.750%	286,356	semiannually	bullet

				524,602

Sale of Right to Future Receivables
Junior Trust Certificates
Serie 2003-B	May, 2003	2013	3.748%	40,000	quarterly	bullet
Serie 2003-A	May, 2003	2015	6.436%	110,000	quarterly	bullet

				150,000
Assets related to export prepayment to be offset against sale of right to future receivables				(150,000)

				—

Senior Trust Certificates
Serie 2003-B	May, 2003	2013	4.848%	131,520	quarterly	quarterly
Serie 2003-A	May, 2003	2015	6.436%	332,860	quarterly	quarterly

				464,380

Japanese yen bonds	September, 2006	2016	2.150%	293,860	semiannually	bullet

				293,860

Global Step-up Notes	March, 2003	2008	12.375%	134,622	semiannually	bullet

				134,622

Global Notes
Global Notes	July, 2003	2013	9.125%	504,640	semiannually	bullet
Global Notes	December, 2003	2018	8.375%	576,780	semiannually	bullet
Global Notes	September, 2004	2014	7.750%	600,000	semiannually	bullet
Global Notes	October, 2006	2016	6.125%	500,000	semiannually	bullet

				2,181,420

Financial Institutions	from 2005	up to 2017	from 6.46% to 9.42%	1,041,250	various	various

				1,041,250

				4,640,134

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
8.	Financing (Continued)
Long-term financing – additional information

b)	Long-term debt maturity date

December 31,
2006
2008	771,198
2009	217,218
2010	328,238
2011	376,664
2012	93,178
Thereafter	2,853,638

4,640,134

9.	Fair Value

Fair values are derived either from quoted market prices available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end. Fair values of cash and cash equivalents, trade receivables, short-term debt and trade payables approximate their carrying values.

At December 31, 2006 the Company’s long-term debt was US$ 4,640,134 (US$ 5,908,416 at December 31, 2005) and had an estimated fair value of approximately US$ 5,050,000 (US$ 6,397,000 at December 31, 2005).

The Company’s long-term asset related to the export prepayment program was US$ 464,380 and US$ 529,420 at December 31, 2006 and 2005, and had fair values of US$ 466,000 and US$ 523,000, respectively.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
10.	Commitments and Contingencies
(a)	Commitments — Purchases

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several short and long-term normal purchase contracts with maturity date up to 2017, which collectively obligate it to purchase a minimum of approximately 129,925 barrels of crude oil and oil products per day at market prices.

(b)	Purchase Option — Platforms

The Company has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessels in case the Owners exercise the Put Option, on condition of an event of default, under the same Option Agreement, for the Platforms P-8, P-15, P-32. PIFCo also has an obligation to purchase the platforms after the expiration of the Charter terms.

In relation to Platform P-47, PIFCo has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessel in case the Owner exercise the Put Option, on condition of an event of default or of the expiration of the Charter.

PIFCo may designate any affiliate or subsidiary to perform its obligations under this agreement.
11.	Stockholder’s Equity
Capital Increase
In September 2006, PETROBRAS changed the designation of US$ 120,000 in advances for future capital and US$ 180,000 in notes receivable from PIFCo into a capital increase.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
12.	Subsequent Events

On January 4, 2007, PIFCo announced an offer for the exchange of securities (Exchange Offering) totaling up to US$ 500,000 for five series of Notes.

The objective of the Exchange was offer to the investors the opportunity to substitute the five old notes listed bellow with PIFCo’s new benchmark, issued on October 6, 2006 with a 6.125% per annum coupon and maturity in 2016.

The settlement of the Exchange Offer occurred on February 7, 2007 and as result, PIFCo received and accepted a tender amount of US$ 399,053 (face value of the Notes). All the Notes received were cancelled in the same day and as consequence, PIFCo issue US$ 399,053 of Global Notes due 2016 that bear interest at the rate of 6.125% per annun, payable semi annually. The new Notes constitute a single fungible series with the US$ 500,000 Global Notes due 2016 issued in October 2006. In total, there will be US$ 899,053 in outstanding bonds due 2016. PIFCo also paid to the investors a cash amount equivalent to US$ 56,056 as a result of the Exchange. The table below presents the result of the Exchange.

			US$
			Principal Outstanding	Total Amount
PIFCo Old Notes	Interest Rate	Maturity	after Exchange	Tendered
Global Step-Up Notes	12.375%	2008	126,868	7,754
Senior Notes	9.875%	2008	224,212	14,034
Senior Notes	9.750%	2011	235,350	51,006
Global Notes	9.125%	2013	374,211	124,124
Global Notes	7.750%	2014	397,865	202,135

			1,358,506	399,053

			US$
			Principal Outstanding
PIFCo New Notes	Interest Rate	Maturity	after Exchange	Total Reopened
Global Notes	6.125%	2016	899,053	399,053

			899,053	399,053

* * *