Form 20-F
period 2007-12-31
BRAZILIAN PETROLEUM CORP; PETROBRAS INTERNATIONAL FINANCE CO
filed 2008-05-19
CIK 1119639, 1163371

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2007

Commission File Number 001-15106	Commission File Number: 001-33121
Petróleo Brasileiro S.A.—Petrobras	Petrobras International Finance Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—Petrobras
(Translation of registrant’s name into English)

The Federative Republic of Brazil	Cayman Island
(Jurisdiction of incorporation or organization)	(Jurisdiction of incorporation or organization)

Harbour Place
103 South Church Street, 4th floor
Avenida República do Chile, 65	P.O. Box 1034GT — BWI
20031-912 — Rio de Janeiro — RJ	George Town, Grand Cayman
Brazil	Cayman Islands
(Address of principal executive offices)	(Address of principal executive offices)

Almir Guilherme Barbassa	Sérvio Túlio da Rosa Tinoco
(55 21) 3224-2040 — barbassa@petrobras.com.br	(55 21) 3224-1410 — ttinoco@petrobras.com.br
Avenida República do Chile, 65 — 23rd Floor	Avenida República do Chile, 65 — 3rd Floor
20031-912 — Rio de Janeiro — RJ	20031-912 — Rio de Janeiro — RJ
Brazil	Brazil

(Name, telephone, e-mail and/or facsimile number and address of company contact person)	(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Petrobras Common Shares, without par value
Petrobras American Depositary Shares, or ADSs
(evidenced by American Depositary Receipts, or ADRs),
each representing 2 Common Shares
Petrobras Preferred Shares, without par value*
Petrobras American Depositary Shares
(as evidenced by American Depositary Receipts),
each representing 2 Preferred Shares
6.125% Global Notes due 2016, issued by PifCo
5.875% Global Notes due 2018, issued by PifCo	New York Stock Exchange* New York Stock Exchange New York Stock Exchange* New York Stock Exchange New York Stock Exchange New York Stock Exchange
*	Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Title of each class:
9.875% Senior Notes due 2008, issued by PifCo
12.375% Global Step-Up Notes due 2008, issued by PifCo
9.750% Senior Notes due 2011, issued by PifCo
9.125% Global Notes due 2013, issued by PifCo
8.375% Global Notes due 2018, issued by PifCo
7.75% Global Notes due 2014, issued by PifCo
The number of outstanding shares of each class of stock of Petrobras and PifCo as of December 31, 2007 was:
2,536,673,672 Petrobras Common Shares, without par value
1,850,364,698 Petrobras Preferred Shares, without par value
300,050,000 PifCo Common Shares, at par value U.S.$1 per share.
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
Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ [Petrobras]	Accelerated filer ☐	Non-accelerated filer ☑ [PifCo]
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

 i

 ii

Page

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies	141
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	142
Item 15. Controls and Procedures	142
Evaluation of Disclosure Controls and Procedures	142
Management’s Report on Internal Control over Financial Reporting	142
Changes in Internal Controls	143
Item 16A. Audit Committee Financial Expert	143
Item 16B. Code of Ethics	143
Item 16C. Principal Accountant Fees and Services	143
Audit Committee Approval Policies and Procedures	144
Item 16D. Exemptions from the Listing Standards for Audit Committees	144
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	144

PART III

Item 17. Financial Statements	144
Item 18. Financial Statements	144
Item 19. Exhibits	145
Signatures	151
Signatures	152
Index to Audited Consolidated Financial Statements—Petrobras	F-1
Index to Audited Consolidated Financial Statements—PifCo	F-1

Exhibit 1.2
Exhibit 2.44
Exhibit 2.45
Exhibit 2.46
Exhibit 2.47
Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1
Exhibit 15.2
Exhibit 15.3
Exhibit 15.4
Exhibit 15.5

 iii

FORWARD-LOOKING STATEMENTS
Many statements made in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), that are not based on historical facts and are not assurances of future results. Many of the forward-looking statements contained in this annual report may be identified by the use of forward-looking words, such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimate” and “potential,” among others. We have made forward-looking statements that address, among other things, our:
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
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These factors include:
•	general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates;
•	international and Brazilian political, economic and social developments;
•	our ability to find, acquire or gain access to additional reserves and to successfully develop our current ones;
•	uncertainties inherent in making estimates of our reserves;
•	our ability to obtain financing;
•	competition;
•	technical difficulties in the operation of our equipment and the provision of our services;
•	changes in, or failure to comply with, governmental regulations;
•	receipt of governmental approvals and licenses;
•	military operations, acts of sabotage, wars or embargoes;
•	the cost and availability of adequate insurance coverage; and
•	other factors discussed below under “Risk Factors.”
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
This is the annual report of both Petróleo Brasileiro S.A.—Petrobras (Petrobras) and its direct wholly owned Cayman Islands subsidiary, Petrobras International Finance Company (PifCo). PifCo’s operations, which consist principally of the purchase of crude oil and oil products from third parties and the resale of those products to Petrobras or to third parties, are described in further detail below.
Unless the context otherwise requires, the terms “Petrobras,” “we,” “us,” and “our” refer to Petróleo Brasileiro S.A.—Petrobras and its consolidated subsidiaries and special purpose companies, including Petrobras International Finance Company. The term “PifCo” refers to Petrobras International Finance Company and its subsidiaries.

GLOSSARY OF PETROLEUM INDUSTRY TERMS
Unless the context indicates otherwise, the following terms have the meanings shown below:

Barrels	Barrels of crude oil.

Catalytic cracking	A process by which hydrocarbon molecules are broken down (cracked) into lighter fractions by the action of a catalyst.

Coker	A vessel in which bitumen is cracked into its fractions.

Condensate	Light hydrocarbon substances produced with natural gas, which condense into liquid at normal temperatures and pressures.

Deep water	Between 300 and 1,500 meters (984 and 4,921 feet) deep.

Distillation	A process by which liquids are separated or refined by vaporization followed by condensation.

FPSO	Floating Production, Storage and Offloading Unit.

FPU	Floating Production Unit.

FSO	Floating Storage and Offloading Unit.

FSRU	Floating Storage and Regasification Unit, a vessel that receives liquefied natural gas and converts it into gas suitable for use or transmission by pipeline.

Heavy crude oil	Crude oil with API density less than or equal to 22°.

Intermediate crude oil	Crude oil with API density between 22° and 31°.

Light crude oil	Crude oil with API density higher than 31°.

LNG	Liquefied natural gas.

LPG	Liquefied petroleum gas, which is a mixture of saturated and unsaturated hydrocarbons, with up to five carbon atoms, used as domestic fuel.

National Petroleum Agency (ANP)	The Agência Nacional de Petróleo, Gás Natural e Biocombustíveis, or ANP, is the federal agency that regulates the oil, natural gas and renewable fuels industry in Brazil.

NGLs	Natural gas liquids, which are light hydrocarbon substances produced with natural gas, which condense into liquid at normal temperatures and pressures.

Oil	Crude oil, including NGLs and condensates.

Pre-salt section	A sequence of rocks in a sedimentary basin located beneath an evaporitic layer.

Proved reserves
Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty are recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not escalations based upon future conditions.

Proved developed reserves
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

Proved undeveloped reserves
Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion, but do not include reserves attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir. Reserves on undrilled acreage are limited to those undrilled units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are claimed only where it is demonstrated with certainty that there is continuity of production from the existing productive formation.

SS	Semi-submersible Unit.

Ultra deep water	Over 1,500 meters (4,921 feet) deep.
CONVERSION TABLE

1 acre	= 0.004047 km2

1 barrel	= 42 U.S. gallons	= Approximately 0.13 t of oil

1 boe	= 1 barrel of crude oil equivalent	= 6,000 cf of natural gas

1 m3 of natural gas	= 35.315 cf	= 0.0059 boe

1 km	= 0.6214 miles

1 km2	= 247 acres

1 meter	= 3.2808 feet

1 t of crude oil	= 1,000 kilograms of crude oil	= Approximately 7.5 barrels of crude oil (assuming an atmospheric pressure index gravity of 37° API)

ABBREVIATIONS

bbl	Barrels
bn	Billion (thousand million)
bnbbl	Billion barrels
bncf	Billion cubic feet
bnm[3]	Billion cubic meters
boe	Barrels of oil equivalent
bbl/d	Barrels per day
cf	Cubic feet
m3	Cubic meter
GOM	Gulf of Mexico
GW	Gigawatts
km	Kilometer
km2	Square kilometers
mbbl	Thousand barrels
mboe	Thousand barrels of oil equivalent
mboe/d	Thousand barrels of oil equivalent per day
mbbl/d	Thousand barrels per day
mcf	Thousand cubic feet
mm3	Thousand cubic meters
mm3/d	Thousand cubic meters per day
mmbbl	Million barrels
mmboe	Million barrels of oil equivalent
mmboe/d	Million barrels of oil equivalent per day
mmbbl/d	Million barrels per day
mmbtu	Million British thermal units
mmcf	Million cubic feet
mmcf/d	Million cubic feet per day
mmm[3]	Million cubic meters
mmm3/d	Million cubic meters per day
mmt/a	Million metric tons per annum
MW	Megawatts
P$	Argentine pesos
R$	Brazilian reais
t	Metric ton
tcf	Trillion cubic feet
U.S.$	United States dollars
/d	Per day
/y	Per year

PRESENTATION OF FINANCIAL INFORMATION
In this annual report, references to “real,” “reais” or “R$” are to Brazilian reais and references to “U.S. dollars” or “U.S.$” are to the United States dollars. Certain figures included in this annual report have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures that precede them.
Petrobras
The audited consolidated financial statements of Petrobras and our consolidated subsidiaries as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, and the accompanying notes, contained in this annual report have been presented in U.S. dollars and prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. See Item 5. “Operating and Financial Review and Prospects” and Note 2(a) to our audited consolidated financial statements. We also publish financial statements in Brazil in reais in accordance with the accounting principles required by Law No. 6404/76, as amended, or Brazilian Corporate Law and the regulations promulgated by the Comissão de Valores Mobiliários (Brazilian Securities Commission, or the CVM), or Brazilian GAAP, which differs in significant respects from U.S. GAAP.
Certain prior year amounts for 2006 and 2005 have been reclassified to conform to current year presentation standards. These reclassifications had no impact on our net income.
Our functional currency is the Brazilian real. As described more fully in Note 2(a) to our audited consolidated financial statements, the U.S. dollar amounts as of the dates and for the periods presented in our audited consolidated financial statements have been recalculated or translated from the real amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards No. 52, or SFAS 52, of the U.S. Financial Accounting Standards Board, FASB. U.S. dollar amounts presented in this annual report have been translated from reais at the period-end exchange rate for balance sheet items and the average exchange rate prevailing during the period for income statement and cash flow items.
Unless the context otherwise indicates:
•	historical data contained in this annual report that were not derived from the audited consolidated financial statements have been translated from reais on a similar basis;
•
forward-looking amounts, including estimated future capital expenditures, have all been based on our Petrobras 2020 Strategic Plan, which covers the period from 2008 to 2020, and on our 2008-2012 Business Plan, and have been projected on a constant basis and have been translated from reais in 2008 at an estimated average exchange rate of R$2.11 to U.S.$1.00, and future calculations involving an assumed price of crude oil have been calculated using a Brent crude oil price of U.S.$55 per barrel for 2008, U.S.$50 per barrel for 2009, U.S.$45 per barrel for 2010 and U.S.$35 per barrel thereafter, adjusted for our quality and location differences, unless otherwise stated; and

•	estimated future capital expenditures are based on the most recently budgeted amounts, which may not have been adjusted to reflect all factors that could affect such amounts.
PifCo
PifCo’s functional currency is the U.S. dollar. Substantially all of PifCo’s sales are made in U.S. dollars and all of its debt is denominated in U.S. dollars. Accordingly, PifCo’s audited consolidated financial statements as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, and the accompanying notes contained in this annual report have been presented in U.S. dollars and prepared in accordance with U.S. GAAP and include PifCo’s wholly owned subsidiaries: Petrobras Europe Limited, Petrobras Finance Limited, Bear Insurance Company Limited (BEAR) and Petrobras Singapore Private Limited.

RECENT DEVELOPMENTS
Acquisition and Consolidation of Petrochemical Assets
We participated in a consolidation and restructuring of the Brazilian petrochemical industry during 2007. In April 2007, we purchased the petrochemical assets of the Ipiranga Group in partnership with Braskem S.A. (Braskem). In November 2007, we combined our petrochemical operations with those of several other companies to strengthen our position in the petrochemicals sector.
First, we acquired control of Suzano Petroquímica S.A. (Suzano), a leader in Latin American polypropylene resin production with interests in Rio Polímeros S.A. and Petroquímica União. Because Suzano is a publicly traded company in Brazil, Brazilian law requires that we conduct a tender offer for the acquisition of the minority shareholders’ shares in the company. We expect to conclude the tender offer in June 2008.
After that, we agreed to combine our interests in Suzano, including our interest in Rio Polímeros S.A. and Petroquímica União, with certain petrochemical assets of União de Indústrias Petroquímicas S.A. (Unipar) in a new company, Companhia Petroquímica do Sudeste (CPS). We will control 40% of the voting shares of CPS, and Unipar will control 60% of the voting shares. Both we and Unipar will increase production of polyolefins and basic petrochemicals as a result of this joint venture.
We reached a similar agreement with Odebrecht S.A. (Odebrecht), Nordeste Química S.A. (Norquisa) and Braskem in November 2007. We and our partners have agreed to combine our interests in certain petrochemical companies at Braskem. We will increase our participation in Braskem to 30% of the voting shares (25% of the total capital stock), while Odebrecht and Norquisa will jointly control 60% of the voting shares (37% of the total capital stock).
The consolidation will join the Brazilian petrochemical and plastic production chain, allow for increased investment in research and development capacity and strengthening the plastics industry overall.
PRESENTATION OF INFORMATION CONCERNING RESERVES
The estimates of our proved reserves of crude oil and natural gas as of December 31, 2007, included in this annual report have been calculated according to the technical definitions required by the U.S. Securities and Exchange Commission, or the SEC. DeGolyer and MacNaughton provided estimates of most of our net domestic reserves as of December 31, 2007. All reserve estimates involve some degree of uncertainty. See Item 3. “Key Information—Risk Factors—Risks Relating to Our Operations” for a description of the risks relating to our reserves and our reserve estimates.
We also file oil and gas reserve estimates with governmental authorities in most of the countries in which we operate. On January 15, 2008, we filed reserve estimates for Brazil with the National Petroleum Agency, in accordance with Brazilian rules and regulations, totaling 11.8 billion barrels of crude oil and condensate and 12.7 trillion cubic feet of natural gas. The reserve estimates we filed with the ANP and those provided herein differ by approximately 29%. This difference is due to (1) the ANP requirement that we estimate proved reserves through the technical abandonment of production wells, as opposed to limiting reserve estimates to the life of our concession contracts as required by Rule 4-10 of Regulation S-X and (2) different technical criteria for booking proved reserves, including the use of 3-D seismic data to establish proved reserves in Brazil.
We also file reserve estimates from our international operations with various governmental agencies under the guidelines of the Society of Petroleum Engineers, or SPE. The aggregate reserve estimates from our international operations, under SPE guidelines, amounted to 0.57 billion barrels of crude oil and NGLs and 3,087 billion cubic feet of natural gas, which is approximately 23% higher than the reserve estimates calculated under Regulation S-X, as provided herein. This difference occurs because, unlike Regulation S-X, the SPE’s technical guidelines allow for (1) the booking of our reserves in Bolivia beyond the life of certain gas sale contracts and (2) the booking of our reserves in Nigeria based on certain oil recovery techniques, such as fluid injection, based on analogous fields.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
Selected Financial Data
Petrobras
The following tables set forth our selected consolidated financial data, presented in U.S. dollars and prepared in accordance with U.S. GAAP. The data for each of the five years in the period ended December 31, 2007 has been derived from our audited consolidated financial statements, which were audited by KPMG Auditores Independentes for the years ended December 31, 2007 and 2006, and by Ernst & Young Auditores Independentes S/S for each of the years ended December 31, 2005, 2004 and 2003. The information below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes and Item 5. “Operating and Financial Review and Prospects.”
Certain prior year amounts for 2006, 2005 and 2004 have been reclassified to conform to current year presentation standards. These reclassifications had no impact on our net income.

BALANCE SHEET DATA—PETROBRAS

	As of December 31,
	2007	2006	2005	2004	2003
	(U.S.$ million)
Assets:
Total current assets	29,140	30,955	25,784	19,426	17,434
Property, plant and equipment, net	84,523	58,897	45,920	37,020	30,805
Investments in non-consolidated companies and other investments	5,112	3,262	1,810	1,862	1,173
Total other assets	10,940	5,566	5,124	4,774	4,200

Total assets	129,715	98,680	78,638	63,082	53,612

Liabilities and shareholders’ equity:
Total current liabilities	24,468	21,976	18,161	13,328	12,037
Total long-term liabilities(1)	25,588	19,929	14,983	14,226	12,984
Long-term debt (2)	12,148	10,510	11,503	12,145	11,888

Total liabilities	62,204	52,415	44,647	39,699	36,909

Minority interest	2,332	1,966	1,074	877	367

Shareholders’ equity
Shares authorized and issued:
Preferred share	8,620	7,718	4,772	4,772	2,973
Common share	12,196	10,959	6,929	6,929	4,289
Capital reserve and other comprehensive income	44,363	25,622	21,216	10,805	9,074

Total shareholders’ equity	65,179	44,299	32,917	22,506	16,336

Total liabilities and shareholders’ equity	129,715	98,680	78,638	63,082	53,612

(1)	Excludes long-term debt.

(2)	Excludes current portion of long-term debt.
INCOME STATEMENT DATA—PETROBRAS

	For the Year Ended December 31,
	2007	2006	2005	2004	2003
	(U.S.$ million, except for share and per share data)

Net operating revenues	87,735	72,347	56,324	38,428	30,914
Operating income	21,441	20,861	16,079	10,361	10,396
Net income for the year (1)	13,138	12,826	10,344	6,190	6,559
Weighted average number of shares outstanding: (2)
Common	5,073,347,344	5,073,347,344	5,073,347,344	5,073,347,344	5,073,347,344
Preferred	3,700,729,396	3,699,806,288	3,698,956,056	3,698,956,056	3,698,956,056
Operating income per: (2)
Common and Preferred Shares	2.44	2.38	1.83	1.18	1.19
Common and Preferred ADS (3)	4.88	4.76	3.66	2.36	2.38
Basic and diluted earnings per: (1)(2)(4)
Common and Preferred Shares	1.50	1.46	1.18	0.71	0.75
Common and Preferred ADS(3)	3.00	2.92	2.36	1.42	1.50
Cash dividends per: (2)(5)
Common and Preferred shares	0.35	0.42	0.34	0.21	0.19
Common and Preferred ADS(3)	0.70	0.84	0.68	0.42	0.38

(1)	Our net income equals our income from continuing operations.

(2)	We carried out a two-for-one stock split on April 25, 2008. Share and per share amounts for all periods give effect to the stock split.

(3)
We carried out a four-for-one reverse stock split in July 2007 that changed the ratio of underlying shares to American Depositary Shares from four shares for each ADS to two shares for each ADS. Per share amounts for all periods give effect to the stock split.

(4)	Basic and diluted earnings per share for 2003 reflect our adoption of SFAS 143.

(5)	Represents dividends paid during the year.
For more information on the April 2008 stock split, see Note 26(b) to our audited consolidated financial statements as of December 31, 2007.

PifCo
The following tables set forth PifCo’s selected consolidated financial data, presented in U.S. dollars and prepared in accordance with U.S. GAAP. The data for each of the five years in the period ended December 31, 2007 have been derived from PifCo’s audited consolidated financial statements, which were audited by KPMG Auditores Independentes for the years ended December 31, 2007 and 2006, and by Ernst & Young Auditores Independentes S/S for each of the years ended December 31, 2005, 2004 and 2003. The information below should be read in conjunction with, and is qualified in its entirety by reference to, PifCo’s audited consolidated financial statements and the accompanying notes and Item 5. “Operating and Financial Review and Prospects.”
BALANCE SHEET DATA—PifCo

	For the Year Ended December 31,
	2007	2006	2005	2004	2003
	(U.S.$ million)
Assets:
Total current assets	28,327.7	19,241.3	13,241.9	11,056.7	7,654.0
Total other assets	4,867.1	2,079.3	3,506.6	3,613.0	2,542.5

Total assets	33,196.1	21,321.3	16,748.9	14,670.2	10,196.6

Liabilities and stockholder’s equity:
Total current liabilities	28,012.3	9,264.3	7,098.4	4,929.2	4,276.5
Total long-term liabilities (1)	—	7,441.7	3,734.1	3,553.5	—
Long-term debt (2)	5,186.8	4,640.1	5,908.4	6,151.8	5,825.3

Total liabilities	33,199.1	21,346.1	16,740.9	14,634.5	10,101.8

Total stockholder’s (deficit) equity	(3.0)	(24.8)	8.0	35.7	94.8

Total liabilities and stockholder’s equity	33,196.1	21,321.3	16,748.9	14,670.2	10,196.6

(1)	Excludes long-term debt.

(2)	Excludes current portion of long-term debt.
INCOME STATEMENT DATA—PifCo

	For the Year Ended December 31,
	2007	2006	2005	2004	2003
	(U.S.$ million)
Net operating revenue	26,732.0	22,069.8	17,136.1	12,355.6	6,975.5
Operating income (loss)	126.5	(38.1)	(12.9)	19.8	36.8
Net income (loss)	29.0	(210.5)	(27.8)	(59.1)	(3.0)

Exchange Rates
The commercial rate and floating rate exchange markets have been unified in a single exchange market in Brazil since March 2005. Subject to certain procedures and specific regulatory provisions, the Brazilian National Monetary Council (Conselho Monetário Nacional or CMN), allows the purchase and sale of foreign currency and the international transfer of reais by a foreign person or legal entity, without limitation. However, the underlying transaction must be valid. Foreign currencies may only be purchased through financial institutions domiciled in Brazil and authorized to operate in the exchange market. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise.
The real appreciated 18.2% in 2003 against the U.S. dollar and continued to appreciate 8.1% in 2004, 11.8% in 2005, 8.7% in 2006 and 17.2% in 2007. As of May 14, 2008, the real has appreciated to R$1.664 per U.S.$1.00, representing an appreciation of approximately 6.05% in 2008 year-to-date. The real may depreciate or appreciate substantially in the future. See “—Risk Factors—Risks Relating to Brazil.”
The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated. The table uses the commercial selling rate prior to March 14, 2005.

	(R$ /U.S.$)
	High	Low	Average (1)	Period End
Year ended December 31,
2007	2.156	1.733	1.947	1.771
2006	2.371	2.059	2.175	2.138
2005	2.762	2.163	2.435	2.341
2004	3.205	2.654	2.926	2.654
2003	3.662	2.822	3.075	2.889
Month:
December 2007	1.823	1.762	1.785	1.771
January 2008	1.830	1.741	1.774	1.760
February 2008	1.768	1.672	1.733	1.683
March 2008	1.749	1.670	1.710	1.749
April 2008	1.753	1.658	1.687	1.687
May 2008 (through May 14)	1.695	1.651	1.672	1.664

Source: Central Bank of Brazil

(1)
Year-end figures stated for calendar years 2007, 2006, 2005, 2004 and 2003 represent the average of the month-end exchange rates during the relevant period. The figures provided for the months of calendar years 2007 and 2008, as well as for the month of May up to and including May 14, 2008, represent the average of the exchange rates at the close of trading on each business day during such period.

Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. See “—Risk Factors—Risks Relating to Brazil.”

RISK FACTORS
Risks Relating to Our Operations
Substantial or extended declines in the international prices of crude oil and oil products may have a material adverse effect on our income.
The majority of our revenue is derived from sales of crude oil and oil products. We do not, and will not, have control over the factors affecting international prices for crude oil and oil products. The average prices of Brent crude, an international benchmark oil, were approximately U.S.$72.52 per barrel for 2007, U.S.$65.14 per barrel for 2006 and U.S.$54.38 per barrel for 2005. Changes in crude oil prices typically result in changes in prices for oil products.
Historically, international prices for crude oil and oil products have fluctuated widely as a result of many factors. These factors include:
•	global and regional economic and geopolitical developments in crude oil producing regions, particularly in the Middle East;
•	the ability of the Organization of Petroleum Exporting Countries (OPEC) to set and maintain crude oil production levels and defend prices;
•	global and regional supply and demand for crude oil and oil products;
•	competition from other energy sources;
•	domestic and foreign government regulations; and
•	weather conditions.
Volatility and uncertainty in international prices for crude oil and oil products may continue. Substantial or extended declines in international crude oil prices may have a material adverse effect on our business, results of operations and financial condition, and the value of our proved reserves. In addition, significant decreases in the price of crude oil may cause us to reduce or alter the timing of our capital expenditures, and this could adversely affect our production forecasts in the medium term and our reserve estimates in the future.
Our ability to achieve our long-term growth objectives depends on our ability to discover additional reserves and successfully develop them, and failure to do so could prevent us from achieving our long-term goals for growth in production.
Our ability to achieve our long-term growth objectives is highly dependent upon our ability to obtain new concessions through new bidding rounds and discover additional reserves, as well as to successfully develop our current reserves. Our competitive advantage in bidding rounds for new concessions in Brazil has diminished over the years as a result of the increased competition in the oil and gas sector in Brazil. In addition, our exploration activities expose us to the inherent risks of drilling, including the risk that we will not discover commercially productive crude oil or natural gas reserves. The costs of drilling wells are often uncertain, and numerous factors beyond our control (such as unexpected drilling conditions, equipment failures or accidents, and shortages or delays in the availability of drilling rigs and the delivery of equipment) may cause drilling operations to be curtailed, delayed or cancelled. These risks are heightened when we drill in deep and ultra deep water. Deep and ultra deep water drilling represented approximately 25% of the exploratory wells we drilled in 2007.
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
A guaranteed source of crude oil and natural gas reserves is essential to an oil and gas company’s sustained production and generation of income. Under Brazilian law, the Brazilian government owns all crude oil and natural gas reserves in Brazil and the concessionaire owns the oil and gas it produces. We possess the exclusive right to develop our reserves pursuant to concession agreements awarded to us by the Brazilian government and we own the hydrocarbons we produce under the concession agreements, but if the Brazilian government were to restrict or prevent us from exploiting these crude oil and natural gas reserves, our ability to generate income would be adversely affected.
Our crude oil and natural gas reserve estimates involve some degree of uncertainty, which could adversely affect our ability to generate income.
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
We may not have a sufficient number of drilling rigs to support future exploration, production and development activities.
Exploiting our oil and gas discoveries in the pre-salt section will necessitate a larger drilling rig fleet than we currently have. The availability of existing rigs is limited, as is shipyard capacity to build new drilling units. We are continually forced to prioritize between development wells and exploration wells, and we may not be able to secure as many drilling rigs as we will require to meet our exploration, production and development goals.
We are subject to numerous environmental and health regulations that have become more stringent in the recent past and may result in increased liabilities and increased capital expenditures.
Our activities are subject to a wide variety of federal, state and local laws, regulations and permit requirements relating to the protection of human health and the environment, both in Brazil and in other jurisdictions in which we operate. In Brazil, we could be exposed to administrative and criminal sanctions, including warnings, fines and closure orders for non-compliance with these environmental regulations, which, among other things, limit or prohibit emissions or spills of toxic substances produced in connection with our operations. We have experienced oil spills in the past that resulted in fines by various state and federal environmental agencies, and several civil and criminal proceedings and investigations. See Item 8. “Financial Information—Legal Proceedings.” Waste disposal and emissions regulations may also require us to clean up or retrofit our facilities at substantial cost and could result in substantial liabilities. The Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (Brazilian Institute of the Environment and Renewable Natural Resources, or IBAMA) routinely inspects our oil platforms in the Campos Basin, and may impose fines, restrictions on operations or other sanctions in connection with its inspections. In addition, we are subject to environmental laws that require us to incur significant costs to cover damage that a project may cause to the environment. These additional costs may have a negative impact on the profitability of the projects we intend to implement or may make such projects economically unfeasible.
As environmental regulations become more stringent, and as new laws and regulations relating to climate change become applicable to us, it is probable that our capital expenditures for compliance with environmental regulations and to effect improvements in our health, safety and environmental practices will increase substantially in the future. In addition, because our capital expenditures are subject to approval by the Brazilian government, increased expenditures to comply with environmental regulations could result in reductions in other strategic investments. Any substantial increase in expenditures for compliance with environmental regulations or reduction in strategic investments may have a material adverse effect on our results of operations or financial condition.

We may incur losses and spend time and money defending pending litigations and arbitrations.
We are currently a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. For example, on the grounds that drilling and production platforms may not be classified as sea-going vessels, the Brazilian Revenue Service asserted that overseas remittances for charter payments should be reclassified as lease payment and subject to a withholding tax of 25%. The Revenue Service has filed two tax assessments against us that in the aggregate, on December 31, 2007, amounted to R$4,201 million (approximately U.S.$2,372 million). See Item 8. “Financial Information—Legal Proceedings.”
We may also be subject to labor litigation in connection with recent changes in Brazilian laws relating to retirement benefits affecting our employees.
In the event that claims involving a material amount and for which we have no provisions were to be decided against us, or in the event that the losses estimated turn out to be significantly higher than the provisions made, the aggregate cost of unfavorable decisions could have a material adverse effect on our financial condition and results of operations. In addition, our management may be required to direct its time and attention to defending these claims, which could preclude them from focusing on our core business. Depending on the outcome, certain litigation could result in restrictions on our operations and have a material adverse effect on certain of our businesses.
Our participation in the domestic power market has generated losses and may not become profitable.
We have invested, alone or with other investors, in a number of gas-fired power plants in Brazil. Part of the energy produced by our gas-fired power plants is sold through energy auctions promoted by the Brazilian government at prices indexed to the U.S. Producer Price Index, or PPI, and to the U.S. dollar. We also sell gas directly to gas-fired power plants under bilateral contracts fixed to the same price indexes. More than half of our installed capacity is subject to this pricing mechanism. As a result, we may be unable to pass increases in the cost of producing or acquiring gas from third parties to our buyers, resulting in reduced margins or losses for us. When the price of natural gas rises in the international market, as it did in 2007, not only does the cost of acquiring gas increase, but we also lose the opportunity to sell our gas in the market for a higher price.
The mismatch between the price of energy sold by gas-fired power plants and the cost of natural gas generated losses in the past and may continue to generate losses in the future. However, because increased natural gas prices are related to international prices of other hydrocarbon products, the losses in our gas and energy segment may be compensated by gains in other segments of the Company.
We are also exposed to risk if we are unable to deliver the contracted amounts of energy and gas, as we may be subject to fines or lose our license to generate power from gas-fired plants. There are several factors that may affect our ability to deliver contracted amounts of energy and gas, including our inability to develop the required capacity or secure supply of natural gas, and problems affecting our natural gas infrastructure.
As a result of the foregoing, our participation in the domestic power market has generated losses in the past and may continue to do so in the future.
Currency fluctuations could have a material adverse effect on our financial condition and results of operations, because most of our revenues are in reais and a large portion of our liabilities are in foreign currencies.
The impacts of fluctuations in exchange rates, especially the real/U.S. dollar rate, on our operations are varied and may be material. The principal market for our products is Brazil, as over the last three fiscal years over 74% of our revenues have been denominated in reais, while some of our operating expenses and capital expenditures and a substantial portion of our indebtedness are, and are expected to continue to be, denominated in or indexed to U.S. dollars and other foreign currencies. In addition, during 2007 we imported U.S.$13.3 billion of crude oil and oil products, the prices of which were all denominated and paid in U.S. dollars. Conversely, a substantial share of our liquid assets are held in U.S. dollar denominated assets, or indexed to the U.S. dollar, but we do not use forwards, swaps and futures contracts to mitigate the impact of changes in currency values on our operations and financial statements because of their limited liquidity and cost.

Our recent financial statements reflect the appreciation of the real by 8.1%, 11.8%, 8.7% and 17.2% against the U.S. dollar in 2004, 2005, 2006 and 2007, respectively, as a result of improvement in macro-economic conditions and reduction in the markets perception of political risk in Brazil and global emerging market risk. The weakness of the dollar against other currencies in general has also affected our results. As of May 14, 2008, the exchange rate of the real to the U.S. dollar was R$1.664 per U.S.$1.00, representing an appreciation of approximately 6.05% in 2008 year-to-date. Any reversal of this trend could affect negatively the results of our operations.
We are exposed to increases in prevailing market interest rates, which leaves us vulnerable to increased financing expenses.
In spite of marked improvements in our credit ratings, which have facilitated our access to fixed-interest long-term capital, a substantial portion of our total debt is represented by structured finance, export credits, trade financing and other similar financing methods the funding of which depends on floating rate instruments, and which for contractual, cost or other considerations cannot be prepaid. As of December 31, 2007, approximately 66%— U.S.$14,452 million of our total indebtedness—consisted of floating rate debt. In light of cost considerations and market analysis, we decided not to enter into derivative contracts or make other arrangements to hedge against the risk of an increase in interest rates. Accordingly, if market interest rates (principally LIBOR) rise, our financing expenses will increase, which could have an adverse effect on our results of operations and financial condition.
We are not insured against business interruption for our Brazilian operations and most of our assets are not insured against war or sabotage.
We do not maintain coverage for business interruptions of any nature for our Brazilian operations, including business interruptions caused by labor action. If, for instance, our workers were to strike, the resulting work stoppages could have an adverse effect on us. In addition, we do not insure most of our assets against war or sabotage. Therefore, an attack or an operational incident causing an interruption of our business could have a material adverse effect on our financial condition or results of operations.
We are subject to substantial risks relating to our international operations, in particular in Latin America, West Africa and the Middle East.
We operate in a number of different countries, particularly in Latin America, West Africa and the Middle East that can be politically, economically and socially unstable. The results of operations and financial condition of our subsidiaries in these countries may be adversely affected by fluctuations in their local economies, political instability and governmental actions relating to the economy, including:
•	the imposition of exchange or price controls;
•	the imposition of restrictions on hydrocarbon exports;
•	the fluctuation of local currencies;
•	the nationalization of oil and gas reserves;
•	increases in export tax / income tax rates for crude oil and oil products; and
•	unilateral (governmental) institutional and contractual changes, including controls on investments and limitations on new projects.
If one or more of the risks described above were to materialize we may not achieve our strategic objectives in these countries or in our international operations as a whole, which may result in a material adverse effect on our results of operations and financial condition.

Of the countries outside of Brazil in which we operate, Argentina is the most significant, representing approximately 43.3% of our total international crude oil and natural gas production and 33.3% of our international proved crude oil and natural gas reserves at December 31, 2007. The Argentine government has established export tax rates for crude oil, natural gas and oil products that have negatively affected our results of operations and financial condition. We also have significant operations in Bolivia and Venezuela that represented, respectively, approximately 25.6% and 6.7% of our total international production in barrels of oil equivalent at December 31, 2007. Bolivia accounted for approximately 24.5% of our international proved crude oil and natural gas reserves at December 31, 2007. Since 2005, the Venezuelan and Bolivian governments have taken nationalization measures in the oil and gas sector that resulted in losses and reduction of our proved reserves in these countries. During 2007, the Ecuadorian government increased taxes, forced the renegotiation of contracts, and made other regulatory changes in the oil and gas sector. See Item 4. “Information on the Company—International.” Deterioration of the situation in Argentina, Bolivia, Venezuela or Ecuador may have an adverse effect on our results of operations and financial condition.
Risks Relating to PifCo
PifCo’s operations and debt servicing capabilities are dependent on us.
PifCo’s financial position and results of operations are directly affected by our decisions. PifCo is a direct wholly owned subsidiary of Petrobras incorporated in the Cayman Islands as an exempted company with limited liability. PifCo has limited operations consisting principally of the purchase of crude oil and oil products from third parties and the resale of those products to us or to third parties. PifCo also buys crude oil and oil products from us, for sale to third parties and affiliates on a limited basis. PifCo’s ability to service and repay its indebtedness is consequently dependent on our own operations.
Financing for PifCo’s operations is provided by us, as well as third-party credit providers in favor of whom we provide credit support. Our support to PifCo’s debt obligations is made through standby purchase agreements whereby we agree to repurchase from the holders of PifCo’s notes their right to receive payment from PifCo in the event PifCo defaults on its payment obligations.
Our own financial condition and results of operations, as well as our financial support of PifCo, directly affect PifCo’s operational results and debt servicing capabilities. For a more detailed description of certain risks that may have a material adverse impact on our financial condition or results of operations and therefore affect PifCo’s ability to meet its debt obligations, see “Risks Relating to Our Operations.”
PifCo depends on its ability to pass on its financing costs to us.
PifCo is principally engaged in the purchase of crude oil and oil products for sale to us, as described above. PifCo regularly incurs indebtedness related to such purchases and/or in obtaining financing from us or third-party creditors. All such indebtedness has the benefit of our standby purchase obligation or other support, and PifCo has historically passed on its financing costs to us by selling crude oil and oil products to us at a premium to compensate for its financing costs. If for any reason we are not permitted to continue these practices, this would have a materially adverse effect on PifCo’s business and on its ability to meet its debt obligations in the long term.
Risks Relating to Our Relationship with the Brazilian Government
The Brazilian government, as our controlling shareholder, may cause us to pursue certain macroeconomic and social objectives that may have an adverse effect on our results of operations and financial condition.
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

We may not be able to obtain financing for some of our planned investments, and failure to do so could adversely affect our operating results and financial condition.
The Brazilian government maintains control over our budget and establishes limits on our investments and long-term debt. As a state-controlled entity, we must submit our proposed annual budgets to the Ministry of Planning, Budget and Management, the Ministry of Mines and Energy, and the Brazilian Congress for approval. If we cannot obtain financing that does not require Brazilian government approval, we may not be free to make all the investments we envision, including those we have agreed to make to expand and develop our crude oil and natural gas fields. If we are unable to make these investments, our operating results and financial condition may be adversely affected.
If the Brazilian government reinstates controls over the prices we can charge for crude oil and oil products, such price controls could affect our financial condition and results of operations.
Prices for crude oil and oil products were regulated by the Brazilian government until January 2002, occasionally below prices prevailing in the world oil markets. These prices involved elements of cross-subsidy among different oil products sold in various regions in Brazil. The cumulative impact of this price regulation system on us is recorded as an asset on our balance sheet under the line item “Petroleum and Alcohol Account—Receivable from the Brazilian government.” The balance of the account at December 31, 2007 was U.S.$450 million. All price controls for crude oil and oil products ended on January 2, 2002, however, the Brazilian government could decide to reinstate price controls in the future as a result of market instability or other conditions. If this were to occur, our financial condition and results of operations could be adversely affected.
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
We may specifically be affected by certain initiatives to increase taxation on our upstream activities. In June 2003, the State of Rio de Janeiro enacted a new tax law that imposed a Domestic State Tax (ICMS) on our upstream activities. The State of Rio de Janeiro has never enforced this law, and its constitutionality is being challenged in the Brazilian Supreme Court (Supremo Tribunal Federal, or STF). In the event that the state government attempts to enforce this law and the courts uphold that enforcement, we estimate that the amount of ICMS that we would be required to pay to the State of Rio de Janeiro could increase approximately R$9.1 billion (U.S.$4.7 billion) per year. In addition, there have been recent initiatives in the Brazilian congress to reform the Brazilian tax laws and there is a risk that the proposed reforms would increase taxation on our upstream activities. Due to the uncertainties related to these initiatives, we cannot quantify what our tax burden would be if the new laws or reforms were approved.

Uncertainty over whether the Brazilian government will implement these or other changes in policy or regulations that may affect any of the factors mentioned above or other factors in the future may lead to economic uncertainty in Brazil and increase the volatility of the Brazilian securities market and securities issued abroad by Brazilian companies. Such changes in policies and regulations may have a material adverse effect on our results of operations and financial condition.
Inflation and government measures to curb inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect the market value of our securities and financial condition.
Our principal market is Brazil, which has, in the past, periodically experienced extremely high rates of inflation. Inflation, along with governmental measures to combat inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), decreased from 2,477.15% in 1993 to 916.46% in 1994 and to 5.97% in 2000. The same index increased to 9.30% in 2003, before decreasing to 3.14% in 2006 and increasing to 4.46% in 2007. Considering the historically high rates of inflation, Brazil may experience higher levels of inflation in the future. The lower levels of inflation experienced since 1995 may not continue. Future governmental actions, including actions to adjust the value of the real, could trigger increases in inflation, which may adversely affect our financial condition.
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
Risks Relating to Our Equity and Debt Securities
The size, volatility, liquidity and/or regulation of the Brazilian securities markets may curb your ability to sell the common or preferred shares underlying our ADSs.
Petrobras shares are some of the most liquid in the São Paulo Stock Exchange (Bovespa), but overall, the Brazilian securities markets are smaller, more volatile and less liquid than the major securities markets in the United States and other jurisdictions, and may be regulated differently from the way in which U.S. investors are accustomed. Factors that may specifically affect the Brazilian equity markets may limit your ability to sell the common or preferred shares underlying our ADSs at the price and time you desire.
The market for PifCo’s notes may not be liquid.
Some of PifCo’s notes are not listed on any securities exchange and are not quoted through an automated quotation system. We can make no assurance as to the liquidity of or trading markets for PifCo’s notes. We cannot guarantee that the holders of PifCo’s notes will be able to sell their notes in the future. If a market for PifCo’s notes does not develop, holders of PifCo’s notes may not be able to resell the notes for an extended period of time, if at all.

You may be unable to exercise preemptive rights with respect to the common or preferred shares underlying the ADSs.
Holders of ADSs who are residents of the United States may not be able to exercise the preemptive rights relating to the common or preferred shares underlying our ADSs unless a registration statement under the U.S. Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common or preferred shares relating to these preemptive rights, and therefore we may not file any such registration statement. If a registration statement is not filed and an exemption from registration does not exist, JPMorgan Chase Bank, N.A., as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of the sale. However, the preemptive rights will expire if the depositary cannot sell them. For a more complete description of preemptive rights with respect to the common or preferred shares, see Item 10. “Additional Information—Memorandum and Articles of Association of Petrobras—Preemptive Rights.”
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
In addition, if the Brazilian government were to impose restrictions on our ability to convert reais into U.S. dollars, we would not be able to make payment on our dollar-denominated debt obligations. For example, any such restrictions could prevent us from making funds available to PifCo, for payment of its debt obligations, certain of which are supported by us through standby purchase agreements.
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

If you attempt to obtain your own certificate of registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to the common or preferred shares or the return of your capital in a timely manner. The custodian’s certificate of registration or any foreign capital registration obtained by you may be affected by future legislative or regulatory changes and we cannot assure you that additional restrictions applicable to you, the disposition of the underlying common or preferred shares, or the repatriation of the proceeds from the process will not be imposed in the future.
Holders of ADSs may face difficulties in protecting their interests.
Our corporate affairs are governed by our bylaws and Brazilian Corporate Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or elsewhere outside Brazil. In addition, your rights as an ADS holder, which are derivative of the rights of holders of our common or preferred shares, as the case may be, to protect your interests against actions by our board of directors are different under Brazilian Corporate Law than under the laws of other jurisdictions. Rules against insider trading and self-dealing and the preservation of shareholder interests may also be less developed and enforced in Brazil than in the United States. In addition, shareholders in Brazilian companies ordinarily do not have standing to bring a class action.
We are a state-controlled company organized under the laws of Brazil and all of our directors and officers reside in Brazil. Substantially all of our assets and those of our directors and officers are located in Brazil. As a result, it may not be possible for you to effect service of process upon us or our directors and officers within the United States or other jurisdictions outside Brazil or to enforce against us or our directors and officers judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain requirements are met, you may face greater difficulties in protecting your interest in actions against us or our directors and officers than would shareholders of a corporation incorporated in a state or other jurisdiction of the United States.
Holders of our ADSs may encounter difficulties in the exercise of voting rights and preferred shares and the ADSs representing preferred shares generally do not give you voting rights.
You may encounter difficulties in the exercise of some of your rights as a shareholder if you hold our ADS rather than the underlying shares. For example, if we fail to provide the depositary with voting materials on a timely basis, you may not be able to vote by giving instructions to the depositary on how to vote for you.
In addition, a portion of our ADSs represent our preferred shares. Under Brazilian law and our bylaws, holders of preferred shares generally do not have the right to vote in meetings of our stockholders. This means, among other things, that holders of ADSs representing preferred shares are not entitled to vote on important corporate transactions or decisions. See Item 10. “Additional Information—Memorandum and Articles of Incorporation of Petrobras—Voting Rights” for a discussion of the limited voting rights of our preferred shares.
Enforcement of our obligations under the standby purchase agreement might take longer than expected.
We have entered into a standby purchase agreement in support of PifCo’s obligations under its notes and indentures. Our obligation to purchase from the PifCo noteholders any unpaid amounts of principal, interest and other amounts due under the PifCo notes and the indenture applies, subject to certain limitations, irrespective of whether any such amounts are due at the maturity of the PifCo notes or otherwise.
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

If Brazilian law restricts us from paying PifCo in U.S. dollars, PifCo may have insufficient U.S. dollar funds to make payments on its debt obligations and we may not be able to pay our obligations under the standby purchase agreement in U.S. Dollars.
Currently, payments by us to PifCo for the import of oil, the expected source of PifCo’s cash resources to pay its obligations under the PifCo notes, will not require approval by or registration with the Central Bank of Brazil. There may be other regulatory requirements that we will need to comply with in order to make funds available to PifCo. Nonetheless, Central Bank of Brazil may impose prior approval requirements on the remittance of U.S. dollars abroad. If Brazilian law were to impose restrictions, limitations or prohibitions on our ability to convert reais into U.S. dollars, PifCo may not have sufficient U.S. dollar funds available to make payment on its debt obligations.
In the case that the PifCo noteholders receive payments in reais corresponding to the equivalent U.S. Dollar amounts due under PifCo’s notes, it may not be possible to convert these amounts into U.S. Dollars. We will not need any prior or subsequent approval from the Central Bank of Brazil to use funds we hold abroad to comply with our obligations under the standby purchase agreement.
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
PifCo’s obligation to make payments on the PifCo notes is supported by our obligation under the standby purchase agreement to make payments on PifCo’s behalf. We have been advised by our external U.S. counsel that the standby purchase agreement is valid and enforceable in accordance with the laws of the State of New York and the United States. In addition, we have been advised by our general counsel that the laws of Brazil do not prevent the standby purchase agreement from being valid, binding and enforceable against us in accordance with its terms. In the event that U.S. federal fraudulent conveyance or similar laws are applied to the standby purchase agreement, and we, at the time we entered into the standby purchase agreement:
•	were or are insolvent or rendered insolvent by reason of our entry into the standby purchase agreement;
•	were or are engaged in business or transactions for which the assets remaining with us constituted unreasonably small capital; or
•	intended to incur or incurred, or believed or believe that we would incur, debts beyond our ability to pay such debts as they mature; and
•	in each case, intended to receive or received less than reasonably equivalent value or fair consideration therefore, then our obligations under the standby purchase agreement could be avoided, or claims with respect to the standby purchase agreement could be subordinated to the claims of other creditors. Among other things, a legal challenge to the standby purchase agreement on fraudulent conveyance grounds may focus on the benefits, if any, realized by us as a result of PifCo’s issuance of these notes. To the extent that the standby purchase agreement is held to be a fraudulent conveyance or unenforceable for any other reason, the holders of the PifCo notes would not have a claim against us under the standby purchase agreement and will solely have a claim against PifCo. We cannot assure you that, after providing for all prior claims, there will be sufficient assets to satisfy the claims of the PifCo noteholders relating to any avoided portion of the standby purchase agreement.

Item 4. Information on the Company
History and Development
Petróleo Brasileiro S.A.—Petrobras—was incorporated in 1953 to implement the Brazilian government’s hydrocarbon activities. We began operations in 1954 and for approximately forty years carried out crude oil and natural gas production and refining activities in Brazil in the name of the government.
In the 1990s, in a series of legislative actions, the Brazilian state relinquished its monopoly on oil and gas activities. On November 9, 1995, the Brazilian constitution was amended to authorize the Brazilian government to contract with any state or privately owned company to carry out upstream and downstream oil and gas activities in Brazil. On August 6, 1997, Brazil enacted the Oil Law (Law No. 9,478), which established competition in Brazilian markets for crude oil, oil products and natural gas. Effective January 2, 2002, Brazil deregulated prices for crude oil, oil products and natural gas. See “Regulation of the Oil and Gas Industry in Brazil—Price Regulation.”
Our common and preferred shares have been traded on the São Paulo Stock Exchange since 1968. Petrobras was incorporated as a state-controlled company under Law No. 2,004 (effective October 3, 1953), and a majority of our voting capital must be owned by the Brazilian federal government, a state or a municipality. As of December 31, 2007, the Brazilian government owned 32.2% of our outstanding capital stock and 55.7% of our voting shares. We operate through subsidiaries, joint ventures, and associated companies established in Brazil and many other countries. Our principal executive office is located at Avenida Republica do Chile 65, 20031-912 Rio de Janeiro, RJ, Brazil and our telephone number is (55-21) 3224-4477.
Overview of the Group
We are an integrated oil and gas company that is the largest corporation in Brazil and one of the largest companies in Latin America in terms of oil and gas production and reserves. Because of our legacy as Brazil’s former sole supplier of crude oil and oil products and our ongoing commitment to development and growth, we operate most of Brazil’s producing oil and gas fields and hold a large base of proved reserves and a fully developed operational infrastructure. In 2007, our average domestic daily hydrocarbons production was 2,065 mboe/d, an estimated 98.5% of Brazil’s total. Over 81% of our proved reserves are in large, contiguous and highly productive fields in the offshore Campos Basin, which allows us to concentrate our operational infrastructure and limit our costs of exploration, development and production. In 39 years of developing Brazil’s offshore basins we have developed special expertise in deepwater exploration and production, which we exploit both in Brazil and in other offshore oil provinces.
We operate substantially all the refining capacity in Brazil. Most of our refineries are located in Southeastern Brazil, within the country’s most populated and industrialized markets and adjacent to the Campos Basin that provides most of our crude oil. Our domestic refining capacity of 1,986 mbbl/d is well balanced with our domestic crude oil production of 1,792 mbbl/d and sales of oil products to domestic markets of 1,725 mbbl/d. We are also involved in the production of petrochemicals and fertilizers. We distribute oil products through our own “BR” network of retailers and to wholesalers.
We participate in most aspects of the Brazilian natural gas market. This market has been constrained by the level of domestic gas production and our transportation and distribution infrastructure. In the future, we expect substantial growth in our natural gas activities as we expand our production of both associated and non-associated gas, mainly from offshore fields in the Campos, Espírito Santo and Santos Basins, and extend Brazil’s gas infrastructure.
Internationally, we are active in 23 countries. In Latin America, our operations extend from exploration and production to refining, marketing, retail services and natural gas pipelines. In North America, we produce oil and gas and have refining operations in the United States. In Africa, we produce oil in Angola, and in Asia, we have refining operations in Japan. In other countries, we are engaged only in oil and gas exploration.

Our activities comprise five business segments:
•	Exploration and Production: oil and gas exploration, development and production in Brazil;
•	Supply: refining, oil products and crude oil exports and imports, petrochemicals and fertilizers in Brazil;
•	Distribution: distribution of oil products to wholesalers and through our “BR” retail network in Brazil;
•	Gas and Energy: gas transmission and distribution, electric power generation using natural gas and renewable energy sources and biofuels operations in Brazil; and
•	International: exploration and production, supply (refining, petrochemicals and fertilizers), distribution and natural gas and energy operations outside of Brazil.
The following table sets forth key information for each business segment in 2007:

	Exploration &			Gas and				Group
	Production	Supply	Distribution	Energy	International	Corporate	Eliminations	Total
	(U.S.$ million)
Net operating revenues	41,991	69,549	23,320	4,912	9,101	—	(61,138)	87,735
Income before minority interest and income tax	21,599	4,171	676	(947)	(237)	(4,872)	(1,091)	19,299
Total assets at December 31	53,175	31,218	5,652	15,536	11,717	19,137	(6,720)	129,715
Capital expenditures	9,448	4,488	327	3,223	2,864	628	—	20,978
The following table sets forth our production of liquids and natural gas by geographic area in 2007, 2006 and 2005:

	2007			2006			2005
	Oil	Nat. Gas	Total	Oil	Nat. Gas	Total	Oil	Nat. Gas	Total
	(mbbl/d)	(mmcf/d)	(mboe/d)	(mbbl/d)	(mmcf/d)	(mboe/d)	(mbbl/d)	(mmcf/d)	(mboe/d)
Brazil:
Offshore:
Campos Basin	1,475.3	750.0	1,600.3	1,468.3	759.1	1,594.9	1,404.7	752.4	1,530.2
Other	87.8	281.8	134.8	77.4	256.5	120.1	35.9	171.9	64.5
Total Offshore	1,563.1	1,031.8	1,735.1	1,545.7	1,015.6	1,715.0	1,440.6	924.3	1,594.7
Onshore	229.0	605.0	329.8	232.0	644.0	339.3	243.5	718.5	363.2

Total Brazil(1)	1,792.1	1,636.8	2,064.9	1,777.7	1,659.6	2,054.3	1,684.1	1,642.8	1,957.9

International:
Argentina	54.4	287.3	102.3	62.1	274.9	107.9	61.9	253.1	104.1
Bolivia	9.3	308.8	60.8	8.9	288.9	57.0	8.5	273.8	54.1
Colombia	16.6	0.1	16.6	16.8	0.2	16.9	16.5	0.4	16.6
Ecuador	10.4	0.0	10.4	11.9	0.0	11.9	9.1	0.0	9.1
Peru	13.3	11.0	15.1	12.7	10.9	14.6	12.6	10.7	14.3
Venezuela	0.0	0.0	0.0	10.5	4.3	11.2	44.2	20.2	47.6
United States	4.7	40.8	11.5	1.4	15.9	4.0	1.7	17.2	4.6
Angola	3.6	0.0	3.6	5.3	0.0	5.3	8.3	0.0	8.3
Total International	112.3	648.0	220.3	129.6	595.1	228.8	162.8	575.4	258.7

Total consolidated production	1,904.4	2,284.8	2,285.2	1,907.3	2,254.7	2,283.1	1,846.9	2,218.2	2,216.6
Equity and non-consolidated affiliates: (2)
Venezuela	13.9	11.5	15.9	12.6	11.5	14.4	—	—	—
Worldwide production	1,918.3	2,296.3	2,301.1	1,919.9	2,266.2	2,297.5	1,846.9	2,218.2	2,216.6

(1)	Brazilian production figures include reinjected gas volumes, which are not included in our proved reserves figures.

(2)	Companies in which Petrobras has a minority interest.

The following tables set forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas by region as of December 31, 2007:

	Developed	Undeveloped	Total
	(mmbbl)
Brazil:
Offshore:
Campos Basin	4,556.3	3,494.0	8,050.3
Other	187.5	150.2	337.7
Total Offshore	4,743.8	3,644.2	8,388.0
Onshore	505.9	244.6	750.5

Total Brazil	5,249.7	3,888.8	9,138.5

International:
Argentina	86.9	31.7	118.6
Bolivia	29.3	1.0	30.3
Colombia	18.9	11.4	30.3
Ecuador	15.2	28.6	43.8
Peru	46.9	51.4	98.3
United States	9.0	17.7	26.7
Angola	3.4	0.4	3.8
Nigeria	0.0	62.5	62.5

Total International	209.6	204.7	414.3

Group	5,459.3	4,093.5	9,552.8
Equity and non-consolidated affiliates(1)	33.4	26.7	60.1

(1)	Companies in which Petrobras has a minority interest.

	Developed	Undeveloped	Total
	(bncf)
Brazil:
Offshore:
Campos Basin	2,354.4	2,021.8	4,376.2
Other	911.5	2,609.7	3,521.2
Total Offshore	3,265.9	4,631.5	7,897.4
Onshore	1,369.1	811.8	2,180.9

Total Brazil	4,635.0	5,443.3	10,078.3

International:
Argentina	540.2	517.3	1,057.5
Bolivia	1,079.3	41.4	1,120.7
Colombia	0.6	0.7	1.3
Ecuador	1.6	2.6	4.2
Peru	35.3	40.7	76.0
United States	84.4	57.4	141.8

Total International	1,741.4	660.1	2,401.5

Group	6,376.4	6,103.4	12,479.8
Equity and non-consolidated affiliates(1)	44.2	22.7	66.9

(1)	Companies in which Petrobras has a minority interest.
We calculate reserves based on forecasts of field production, which depend on a number of technical parameters, such as seismic interpretation, geological maps, well tests and economic data. All reserve estimates involve some degree of uncertainty. The uncertainty depends mainly on the amount of reliable geological and engineering data available at the time of the estimate and the interpretation of this data. Our estimates are thus made using the most reliable data at the time of the estimate, in accordance with the best practices in the oil and gas industry. DeGolyer and MacNaughton (D&M) reviewed and certified 89% of our domestic proved crude oil, condensate and natural gas reserve estimates as of December 31, 2007. The estimates for the certification were performed in accordance with Rule 4-10 of Regulation S-X of the SEC. See “Supplementary Information on Oil and Gas Producing Activities” beginning on page F-140 for further details on our proved reserves.

The statements contained in this Item 4 regarding exploration and development projects and production estimates are forward-looking and subject to significant risks and uncertainties. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that our actual levels of activity, production or performance will meet these expectations. See Item 3. “Key Information—Risk Factors.”
As a foreign private issuer, we are exempt from many of the corporate governance standards the New York Stock Exchange (NYSE) applies to U.S. domestic issuers listed on the NYSE. In accordance with Section 303A.11 of the NYSE Listed Company Manual, we have posted a summary of significant differences between the NYSE standards and our corporate governance practice on our website, www.petrobras.com.
Exploration and Production
Oil and gas exploration and production activities in Brazil are the largest component of our company portfolio. In 1970, we produced 164 mbbl/d of crude oil, condensate and natural gas liquids in Brazil. We increased production to 181 mbbl/d in 1980, 654 mbbl/d in 1990, 1,271 mbbl/d in 2000 and 1,792 mbbl/d in 2007. In 1974 we made our first discovery in the Campos Basin offshore Brazil, which now accounts for over 81% of our proved reserves. We aim to grow oil and gas reserves and production sustainably and be recognized for excellence in Exploration and Production operations. Our primary goals are to:
•	explore and develop oil resources in increasingly deep waters in the Campos Basin;
•	explore and develop Brazil’s two other most promising offshore basins: Espírito Santo (light oil, heavy oil and gas) and Santos (gas and light oil);
•	develop gas resources in the Santos Basin and elsewhere to meet Brazil’s growing demand for gas and increase the contribution of domestic gas production to meeting that demand;
•	explore and develop the potentially substantial pre-salt reservoirs that lie below the Espírito Santo, Campos and Santos Basins; and
•	sustain and increase production from onshore fields through drilling and enhanced recovery operations.
In new areas, our activities typically begin with geological research and seismic activities, followed by exploratory drilling. When this yields encouraging results, we proceed with extended well tests, development drilling and pilot production, which typically involve substantial investments. It usually takes several years for successful exploration activity to be reflected in increased reserves and production.
During 2007, our oil and gas production from Brazil averaged 2,065 mboe/d, of which 87% was oil and 13% was natural gas. On December 31, 2007, our estimated net proved crude oil and natural gas reserves in Brazil were approximately 10.82 billion boe, of which 84% was crude oil and 16% was natural gas. Brazil provided 90% of our worldwide production in 2007 and accounted for 92% of our worldwide reserves at December 31, 2007 on a barrels of oil-equivalent basis. Historically, approximately 85% of our total Brazilian production has been oil; in the future, we plan to increase the share of natural gas to meet increasing domestic demand.
Brazil’s richest oil fields are located offshore, most of them in deep waters. Since 1971, when we started exploration in the Campos Basin, we have been active in these waters and we have become globally recognized as innovators in the technology required to explore for and produce hydrocarbons in deep and ultra deep water. We operate more production (on a boe basis) from fields in deep and ultra deep water than any other company.1 In 2007, offshore production accounted for 87% of our production and deepwater production accounted for 75% of our production in Brazil. At December 31, 2007, we operated 136 wells in water deeper than 1,000 meters (3,281 feet). By December 31, 2007, we had drilled around 300 exploratory wells in water deeper than 1,000 meters (3,281 feet), the deepest being the 1-RJS-567 exploration well in the BC-100 Block in a water depth of 2,853 meters (9,360 feet). We continue to upgrade our deepwater technologies. See Item 5. “Operating and Financial Review and Prospects—Research and Development.”

[1]	Source: PFC Energy

On a per-well basis, offshore exploration, development and production costs are generally higher than those onshore, but we are able to offset these higher costs by higher drilling success ratios, larger discoveries and greater production volumes. We have historically been successful in finding and developing significant oil reservoirs offshore, which has allowed us to achieve economies of scale by spreading the total costs of exploration, development and production over a large base. By focusing on opportunities that are close to existing production infrastructure, we limit the incremental capital requirements of new field development.
Our exploration and production activities outside Brazil are included in our International business segment. See “—International.”
Exploration and Production Key Statistics

	2007	2006	2005
	(U.S.$ million)
Net operating revenues	41,991	35,738	28,824
Income before minority interest and income tax	21,599	18,441	14,453
Total assets at December 31	53,175	38,366	29,626
Capital expenditures	9,448	7,329	6,127

Information about our principal oil and gas producing fields in Brazil is summarized in the table below.

Basin	Fields	Petrobras %	Type	Fluid (1)
Alagoas	Pilar/Rio Remedio	100%	Onshore	Light Oil/Natural Gas

Camamu	Manati	35%	Shallow	Natural Gas

Campos	Albacora	100%	Shallow	Intermediate Oil
			Deep	Intermediate Oil
	Albacora Leste	90%	Deep	Intermediate Oil
	Barracuda	100%	Deep	Intermediate Oil
	Bicudo	100%	Shallow	Intermediate Oil
	Bijupirá/Salema	22.4%[2]	Deep	Intermediate Oil
	Bonito	100%	Shallow	Intermediate Oil
	Carapeba	100%	Shallow	Intermediate Oil
	Caratinga	100%	Deep	Intermediate Oil
	Cherne	100%	Shallow	Intermediate Oil
	Corvina	100%	Shallow	Intermediate Oil
	Enchova	100%	Shallow	Heavy Oil
	Espadarte	100%	Deep	Intermediate Oil
	Jubarte	100%	Deep	Heavy Oil
	Marimba	100%	Deep	Intermediate Oil
	Marlim	100%	Deep	Heavy Oil
	Marlim Sul	100%	Deep	Intermediate Oil
	Namorado	100%	Shallow	Intermediate Oil
	Pampo	100%	Shallow	Intermediate Oil
	Pargo	100%	Shallow	Intermediate Oil
	Roncador	100%	Ultra deep	Intermediate Oil
	Vermelho	100%	Shallow	Heavy Oil
	Voador	100%	Deep	Heavy Oil

Espírito Santo	Fazenda Alegre	100%	Onshore	Heavy Oil
	Peroá	100%	Shallow	Light Oil
	Golfinho	100%	Deep	Intermediate Oil
			Ultra deep	Intermediate Oil

Potiguar	Canto do Amaro/Alto da Pedra/Cajazeira	100%	Onshore	Intermediate Oil/Natural Gas
	Estreito/Rio Panon	100%	Onshore	Heavy Oil/Natural Gas

Rio Grande do Norte	Jandaia	100%	Onshore	Light Oil
	Miranga	100%	Onshore	Light Oil/Natural Gas

Santos	Merluza	100%	Shallow	Natural Gas

Sergipe	Carmopolis	100%	Onshore	Intermediate Oil
	Sirirízinho	100%	Onshore	Intermediate Oil
Solimões	Leste do Urucu	100%	Onshore	Light Oil/Natural Gas
	Rio Urucu	100%	Onshore	Light Oil/Natural Gas

(1)	Heavy oil = up to 22° API; Intermediate oil = 22° API to 31° API; Light oil = greater than 31° API

(2)	Petrobras is not the operator in this field.
We conduct exploration, development and production activities in Brazil through concession contracts, which we obtain through participation in bid rounds conducted by the ANP. Some of our existing concessions were granted by the ANP without an auction in 1998, as provided by the Oil Law. These are known as the “Round Zero” concession contracts. Since such time, we have participated in all of the auction rounds and in the 9th round of November 2007, we acquired 27 of the 271 blocks offered, for a total of 10,476 km2 (2.6 million acres).

Our domestic oil and gas exploration and production efforts are primarily focused on three major basins offshore southeastern Brazil: Campos, Espírito Santo and Santos.
The following map shows our concession areas in Brazil as of December 2007.
Campos Basin
The Campos Basin, which covers approximately 115,000 km2 (28.4 million acres), is the most prolific oil and gas basin in Brazil as measured by proved hydrocarbon reserves and annual production. Since we began exploring this area in 1971, over 60 hydrocarbon accumulations have been discovered, including eight large oil fields in deep water and ultra deep water. The Campos Basin is our largest oil- and gas-producing region, producing an average 1,475.3 mbbl/d of oil and 19.9 mmm3/d (750 mmcf/d) of associated natural gas during 2007, 78% of our total production from Brazil. At December 31, 2007, we were producing from 34 fields at an average rate of 1,493.7 mbbl/d of oil and held proved crude oil reserves representing 88% of our total proved crude oil reserves in Brazil. At December 31, 2007, we held proved natural gas reserves in the Campos Basin representing 43% of our total proved natural gas reserves in Brazil. We operated 29 floating production systems, 14 fixed platforms and 4,969 km (3,088 miles) of pipeline and flexible pipes in water depths from 80 to 1,886 meters (262 to 6,188 feet), producing oil with an average API gravity of 22.7° and an average water cut of 1%.

We expect that future new-source production from Campos will be predominantly from deepwater oil fields. We are currently developing seven major projects in the Campos Basin: Marlim Sul Modules 2 and 3, Marlim Leste, Marlim Leste Module 2, Espadarte Phase III, Roncador Module 3 and Jubarte Phase II.
At December 31, 2007, we held exploration rights to 30 blocks in the Campos Basin, comprising 8,517 km2 (2.1 million acres).
Espírito Santo Basin
We have made several discoveries of light oil and natural gas in the Espírito Santo Basin, which covers approximately 75,000 km2 (18.5 million acres) offshore and 14,000 km2 (3.5 million acres) onshore. At December 31, 2007, we were producing from 43 fields at an average rate of 72.6 mbbl/d and held proved crude oil reserves, representing 2% of our total proved crude oil reserves in Brazil. At December 31, 2007, we were producing natural gas at an average rate of 1.8 mmm3/d (67.9 mmcf/d) and held proved natural gas reserves representing 6% of our total proved natural gas reserves in Brazil.
We have begun executing a plan designed to increase gas production from the basin by 18.7 mmm3/d (660.4 mmcf/d) by 2010. As part of this plan, we started up the Golfinho field in 2007 (Cidade de Vitória FPSO) with a capacity of 100 mbbl/d of oil and 3.5 mmm3/d (124 mmcf/d) of gas and are developing the Camarupim deepwater field, which is expected to come on stream in late 2008.
On December 31, 2007, we held exploration rights to 46 blocks, 29 onshore and 17 offshore, comprising 9,678 km2 (2.4 million acres).
Santos Basin
The Santos Basin, which covers approximately 352,000 km2 (87 million acres) off the city of Santos, in the state of São Paulo, is one of the most promising exploration areas offshore Brazil and the focus of our plans to develop domestic natural gas. At December 31, 2007, we were producing from two fields at an average rate of 2.4 mbbl/d and held proved crude oil reserves representing 1% of our total proved crude oil reserves in Brazil. At December 31, 2007, we were producing natural gas at an average rate of 0.9 mmm3/d (34.8 mmcf/d). At December 31, 2007, we held proved natural gas reserves in the Santos Basin representing 22% of our total proved natural gas reserves in Brazil. In January 2006, we approved the U.S.$18 billion ten-year Master Plan for Development of Natural Gas and Oil Production in the Santos Basin, which will substantially increase our gas production to meet increasing domestic gas demand. We subsequently established a second plan, known as Plangas, to accelerate gas production and build supporting infrastructure in the Santos and Espírito Santo basins. We expect these investment plans to increase our gas production from the Santos Basin from 0.03 bncf/d in 2007 to 0.35 bncf/d in 2010.
Gas development plans for the Santos Basin include:
•
Mexilhão, located in shallow water on Santos Basin Block BS-400, is scheduled to come on stream in 2010 with initial production of approximately 6.5 mmm3/d (229.5 mmcf/d), potentially increasing to 8.0 mmm3/d (282.5 mmcf/d) in 2012; and

•	Urugua-Tambau to produce at an initial rate of 3.5 mmm3/d (123.6 mmcf/d) in 2010, potentially increasing to 7.0 mmm3/d (247.2 mmcf/d) of gas and 30 mbbl/d of light oil in 2012.
On December 31, 2007, we held exploration rights to 58 blocks in the Santos Basin, comprising 36,669 km2 (9.0 million acres).
Other Basins
We produce hydrocarbons and hold exploration acreage in a further eight basins in Brazil. Of these, the most significant are the shallow offshore Camamu Basin and the onshore Potiguar, Reconcavo, Rio Grande do Norte, Sergipe, Alagoas and Solimões Basins. While our onshore production is primarily in mature fields, we plan to sustain and slightly increase production from these fields in the future by using enhanced recovery methods.

During 2007, we completed the following developments in the Sergipe and Camamu-Almada Basins:
•	Piranema field in the Sergipe Basin (FPSO-SSSP 300) with a capacity of 30 mbbl/d; and
•	Manati field in the Camamu Basin with a capacity of 8 mmm3/d (282.5 mmcf/d) of natural gas.
We had a total of 312 production agreements as of December 31, 2007, and were the 100% owner in 288 of them. We are operators under 13 of our 24 partnership agreements.
The following table describes our principal development projects in the various basins and their production capacity:

			Nominal	Nominal
	Unit	Production	Capacity	Capacity	Water Depth	Start Up
Field	Type	Unit	(bbl/d)	(mcf/d)	(meters)	(year)	Notes
Espadarte — Module 2	FPSO	Cidade do Rio de Janeiro	100,000	88,285	1,350	2007	Chartered from Modec
Golfinho — Module 2	FPSO	Cidade de Vitoria	100,000	123,599	1,360	2007	Chartered from Saipem
Piranema	FPSO	Sevan Piranema	30,000	84,754	1,090	2007	Chartered from Sevan Marine
Roncador — Phase II	SS	P-52	180,000	264,855	1,800	2007
Roncador — Module 2	FPSO	P-54	180,000	211,884	1,400	2007
Marlim Leste — Module 2	FPSO	Cidade de Niteroi	100,000	123,599	1,400	2008	Chartered from Modec
Marlim Leste	FPU	P-53	180,000	211,884	1,090	2008
Marlim Sul — Module 2	SS	P-51	180,000	211,884	1,255	2008
Camarupim	FPSO	Cidade de São Mateus	25,000	353,140	720	2008	Chartered from Prosafe
Frade (1)	FPSO	n/a	100,000	81,222	900	2009
Ostra (2)	FPSO	Espírito Santo	100,000	49,440	1,600	2009
Mexilhão	Fixed Platform	PMXL-1	0	529,710	172	2010
Urugua-Tambau	FPSO	Cidade de Santos	35,000	353,140	1,300	2010	Chartered from Modec
Piloto de Tupi	n/a	n/a	100,000	123,603	2,200	2010
Cachalote and Baleia Franca	FPSO	Capixaba	100,000	123,599	n/a	2010
Marlim Sul — Module 3	SS	P-56	100,000	211,884	n/a	2011
Jubarte — Phase II	FPSO	P-57	180,000	70,628	1,300	2011
Espadarte — Module 3	n/a	n/a	100,000	88,285	n/a	2012
Roncador — Module 4	FPSO	P-62	100,000	211,884	n/a	2012

(1)	Petrobras 30%, Chevron (operator) 51.74%, Frade Japão 18.26%.

(2)	Petrobras 35%, Shell (operator) 50%, Oil and Natural Gas Company (ONGC) 15%.
Exploration
As of December 31, 2007, we had 166 exploration agreements that aggregate 330 blocks and 312 production agreements. We are exclusively responsible for conducting the exploration activities in 68 of the 166 exploration agreements. As of December 31, 2007, we had partnerships in exploration with 28 foreign and domestic companies, for a total of 98 agreements. We conduct exploration activities under 66 of our 98 partnership agreements.
We focus much of our exploration effort on deepwater drilling, where the discoveries are substantially larger and our technology and expertise create a competitive advantage. In 2007, we invested a total of U.S.$1.72 billion in exploration activities in Brazil. We drilled a total of 109 gross exploratory wells in 2007, of which 32 were offshore and 77 onshore. Sixty-four of the wells were successful, a success ratio of 59%.

In accordance with our strategy, we have been exploring the pre-salt section that extends approximately 800 km by 200 km beneath the Espírito Santo, Campos and Santos Basins. We have drilled 17 wells in this region, all of which have found hydrocarbon resources. We are the operator in all these exploration areas, except BM-S-22, and hold interests of between 20% and 100%. In the southern part of the region, where the salt layer is thick and the hydrocarbons have been more perfectly trapped, we have made particularly promising discoveries, including Block BM-S-11 (Tupi) in 2007 and Block BM-S-24 (Jupiter) in early 2008. We have initiated a program of additional drilling and pilot production to learn more about these finds and quantify the size of the reserves, which we do not expect to classify as proved before 2010.
Because offshore Brazil is geographically isolated from other offshore drilling areas, and because we often drill in unusually deep waters, we plan carefully for our future drilling rig needs. By using a combination of our own rigs and units that we contract for periods of five years or longer, we have historically ensured the availability of drilling units to meet our needs, and paid lower average day rates than if we had contracted the units on a spot basis. We continually evaluate our need for rigs, renew our drilling contracts, contract ahead for rigs as needed, and stimulate new rig construction by signing long-term operating leases with drilling contractors for rigs that are not yet built.
DRILLING UNITS IN USE BY EXPLORATION AND PRODUCTION

	On December 31
	2007		2006		2005
	Leased	Owned	Leased	Owned	Leased	Owned
Onshore	14	13	6	13	9	13
Offshore, by Water Depth (WD)	27	8	24	9	24	10
Jack-up Rigs	1	4	1	5	1	6
Floating Rigs:
500 to 1000 meter WD	6	2	4	2	2	2
1000 to 1500 meters WD	10	1	10	1	11	1
1500 to 2000 meters WD	7	1	7	1	6	1
2000 to 2500 meters WD	2	0	1	0	1	0
2500 to 3000 meters WD	1	0	1	0	3	0
We have entered into five- to seven-year contracts beginning in 2009 and 2010 for seven new drilling rigs. Two of the units will operate in water depths of up to 2,000 meters (6,560 feet), four of the units will operate in water depths of up to 2,400 meters (7,830 feet), and the last unit will drill in up to 3,000 meters (9,840 feet) of water.
Higher oil prices have created a tight market for oil and gas production equipment. We have taken measures to minimize costs and risks by standardizing our equipment wherever possible. This allows us to purchase equipment prior to formalizing development plans since we have the option of using the equipment on other developments if the original project is changed or postponed.
Reserves
On December 31, 2007, our estimated reserves of crude oil and natural gas in Brazil totaled 10.82 billion barrels of oil equivalent, including: 9.14 billion barrels of crude oil and natural gas liquids and 267.05 bnm3 (10.08 tcf) of natural gas. As of December 31, 2007, our domestic proved developed crude oil reserves represented 57% of our total domestic proved developed and undeveloped crude oil reserves. Our domestic proved developed natural gas reserves represented 46% of our total domestic proved developed and undeveloped natural gas reserves. Total domestic proved crude oil reserves increased at an average annual rate of 1% in the last five years. Natural gas proved reserves increased at an average annual rate of 7% over the same period.
We are in discussions with ANP about the possible extension of the production concessions we hold for our major producing fields. In 2007, we received a positive response from ANP about extending the concession for the Marlim Field, which resulted in an increase in our proved reserves in that field. We are discussing with ANP similar amendments to other production concessions.
See “—Overview of the Group,” and “Supplementary Information on Oil and Gas Producing Activities” in our audited consolidated financial statements for further details on our proved reserves.

Supply
We are an integrated company with a dominant market share in our home market. Our domestic refining capacity constitutes 98.4% of Brazil’s total refining capacity and we supply almost all of the refined product needs of third-party wholesalers, exporters and petrochemical companies in addition to the needs of our Distribution segment. We own and operate eleven refineries in Brazil, with a total net distillation capacity of 1,986 mbbl/d, making us the world’s eighth largest refiner among publicly traded companies.
We operate a large and complex infrastructure of pipelines and terminals and a shipping fleet to transport oil products and crude oil to domestic and export markets. Most of our refineries are located near our crude oil pipelines, storage facilities, refined product pipelines and major petrochemical facilities, facilitating access to crude oil supplies and end-users.
We also import and export crude oil and oil products. We import certain oil products, particularly diesel, for which Brazilian demand exceeds refining capacity. We expect the need for imports to decline in the future as we build additional refining capacity and upgrade our refineries to facilitate the conversion of heavier crudes.
Our Supply segment also includes petrochemical and fertilizer operations that add value to the hydrocarbons we produce and provide beneficial inputs to the growing Brazilian economy.
Supply Key Statistics

	2007	2006	2005
	(U.S.$ million)
Supply:
Net operating revenues	69,549	57,959	45,515
Income before minority interest and income tax	4,171	3,850	3,429
Total assets at December 31	31,218	20,820	17,432
Capital expenditures	4,488	1,936	1,749
Refining
Our refining capacity in Brazil as of December 31, 2007, was 1,986 mbbl/d and our average throughput during 2007 was 1,779 mbbl/d.

The following table shows the installed capacity of our Brazilian refineries as of December 31, 2007, and the average daily throughputs of our refineries in Brazil and production volumes of principal oil products in 2007, 2006 and 2005.

		Crude
		Distillation
		Capacity at
		Year End	Average Throughput
Name (Alternative name)(1)	Location	2007	2007	2006	2005
		(mbbl/d)	(mbbl/d)
LUBNOR	Fortaleza (CE)	7	6	7	5
RECAP (Capuava)	Capuava (SP)	53	42	40	35
REDUC (Duque de Caxias)	Rio de Janeiro (RJ)	242	243	254	242
REFAP (Alberto Pasqualini)	Canoas (RS)	189	148	114	116
REGAP (Gabriel Passos)	Betim (MG)	151	132	136	131
REMAN (Isaac Sabbá)	Manaus (AM)	46	41	36	35
REPAR (Presidente Getúlio Vargas)	Araucária (PR)	189	169	183	186
REPLAN (Paulínia)	Paulinia (SP)	365	348	341	320
REVAP (Henrique Lage)	São Jose dos Campos (SP)	251	236	211	254
RLAM (Landulpho Alves)	Mataripe (BA)	323	261	261	249
RPBC (Presidente Bernardes)	Cubatão (SP)	170	153	163	157

Total		1,986	1,779	1,746	1,730

(1)	We have a 100% interest in each of these refineries, with the exception of REFAP, in which we have a 70% share.
The crude oil we currently produce in Brazil is relatively heavy, while our refineries were originally designed to run on lighter imported crude. We import some lighter crude to balance the slate for our refineries and are investing in our refinery system to maximize our ability to process domestic crude. These investments will give us the flexibility to adjust our mix between heavy and light crudes to take advantage of market prices and match our refinery outputs to product demand. We are also in the early stages of building a new 200 mbbl/d refinery at Abreu e Lima in Northeastern Brazil. This refinery is designed to handle 16o API crude and will produce 140 mbbl/d of diesel as well as LPG, naphtha, bunker fuel and petroleum coke. In general, we plan to invest in refinery projects designed to:
•	enhance the value of Brazilian crude oil by increasing our capacity to refine greater quantities of the heavier crude oil that is produced domestically;
•	increase production of oil products that the Brazilian market demands but that we must currently import, such as diesel;
•	improve gasoline and diesel quality to comply with stricter environmental regulations currently being implemented; and
•	reduce emissions and pollutant streams.
The following table shows our most significant planned investments in our refineries for 2008 to 2012:

Planned investments 2008-2012	(U.S.$ million)
Quality (diesel and gasoline)	8,064
Cokers	2,668
Expansion and metallurgic adaptation	4,089

Total	14,821

Major Refinery Projects
Our Strategic Plan includes investments in several key refineries, primarily for hydro-treating units to reduce sulfur and meet international standards and coking units capable of converting heavy oil into lighter products. From 2009, we believe these investments will allow us to begin offering diesel fuel in metropolitan areas containing a maximum sulfur content of 50 parts per million, significantly lower than current levels. Of our total U.S.$14.8 billion in planned refinery investments for 2008 to 2012, U.S.$8.0 billion will be used for improving diesel and gasoline quality and U.S.$2.7 billion for delayed coking units to convert fuel oil into lighter fractions. The principal planned investments are:

Refinery (Alternative name)	Objective

LUBNOR (Lubrificantes e Derivados de Petróleo do Nordeste )	Improve quality and production of lube oil

RECAP (Capuava)	Upgrade diesel and gasoline quality

REDUC (Duque de Caxias)	Increase heavy oil processing, upgrade diesel and gasoline quality and install lube oil unit and coker

REFAP (Alberto Pasqualini)	Upgrade diesel and gasoline quality

REGAP (Gabriel Passos)	Upgrade diesel and gasoline quality

REMAN (Isaac Sabbá)	Install mild thermal cracking units to upgrade the quality of diesel and gasoline

REPAR (Presidente Getúlio Vargas)	Expand refinery, increase heavy oil processing, upgrade diesel and gasoline quality, new propylene unit

REPLAN (Paulínia)	Expand refinery, increase heavy oil processing, upgrade diesel and gasoline quality, new propylene unit

REVAP (Henrique Lage)	Increase heavy oil processing, upgrade diesel and gasoline quality, new propylene unit

RLAM (Landulpho Alves)	Upgrade diesel and gasoline quality

RPBC (Presidente Bernardes)	Upgrade diesel and gasoline quality
Imports and Exports
We use exports and imports of crude oil and oil products to balance our domestic production and refinery capacity with market needs and optimize our refining margins, importing light crude for our refineries and exporting heavier crude that is surplus to our needs. We import diesel due to insufficient production in our Brazilian refineries and export gasoline, largely because ethanol and vehicular natural gas provide a substantial share of Brazil’s light vehicle transportation fuels. We also export fuel oil and approximately 74% of our bunker fuel production.

The table below shows our exports and imports of crude oil and oil products in 2007, 2006 and 2005:

	2007	2006	2005
	(mbbl/d)
Exports(1)
Crude Oil	353	335	263
Fuel Oil (including bunker fuel)	160	168	174
Gasoline	59	44	47
Other	43	34	39

Total Exports	615	581	523

Imports
Crude Oil	390	370	352
Diesel and Other Distillates	83	56	47
LPG	29	27	17
Naphtha	17	20	22
Other	19	15	8

Total Imports	538	488	446

(1)	Includes sales made by PifCo to unaffiliated third parties, including sales of oil and oil products purchased internationally.
Logistics and Infrastructure
We own and operate an extensive network of crude oil and oil products pipelines in Brazil that connect our terminals, refineries and other primary distribution points. On December 31, 2007, our onshore and offshore crude oil and oil products pipelines extended 13,120 km (8,154 miles). We operate 26 marine storage terminals and 20 other tank farms with nominal aggregate storage capacity of 65 million barrels. Our marine terminals handle an average 5,000 vessels annually.
We operate a fleet of owned and chartered vessels. These provide shuttle services between our producing basins offshore Brazil and the Brazilian mainland and also international shipping to other parts of South America, the Caribbean Sea and Gulf of Mexico, Europe, West Africa and the Middle East. The fleet includes double-hulled vessels, which operate internationally where required by law, and single-hulled vessels, which operate in South America and Africa only. According to our Business Plan, we will contract with Brazilian shipyards to construct 42 new vessels by 2013. The new ships are needed to upgrade our fleet and handle increased production volumes. Upgrades will include replacing single-hulled tankers with double-hulled vessels and replacing vessels nearing the end of their 25-year useful life.
We have signed contracts with three shipyards for 23 of these vessels for delivery between 2010 and 2013, including:
•	ten Suezmax ships to be constructed by Atlantico Sul, in Suape, Pernambuco;

•	five Aframax and four Panamax ships to be constructed by Rio Naval in Rio de Janeiro; and

•	four tankers to be constructed by the Mauá shipyard in Niterói.
We expect that we will continue to charter additional vessels as needed in the future.

The table below shows our operating fleet and vessels under construction.

	In Operation		Under Construction
		000 Tons		000 Tons
		Deadweight		Deadweight
	Number	Capacity	Number	Capacity
Owned Fleet:
Tankers	46	2,721,149	23	2,620,450
LPG Tankers	6	40,146	0	0
Anchor Handling Tug Supply (AHTS)	1	1,920	0	0
Floating, Storage and Offloading (FSO)	1	28,903	0	0
Layed up vessel	1	143,929	0	0

Total	55	2,936,047	23	2,620,450

Chartered Vessels:
Tankers	87	8,700,000	0	0
LPG Tankers	12	300,000	0	0
Anchor Handling Tug Supply (AHTS)	0	0	0	0
Floating, Storage and Offloading (FSO)	0	0	0	0

Total	99	9,000,000	0	0

Prior to the 1997 Oil Law, we held a monopoly on Brazilian pipelines and shipping oil products to and from Brazil. The Oil Law provided for open competition in the construction and operation of pipeline facilities and gave the ANP the power to authorize other entities to transport crude oil, natural gas and oil products. We subsequently transferred our transportation and storage network and fleet to a separate 100% subsidiary, Petrobras Transporte S.A.—Transpetro. We enjoy preferred access to the Transpetro network based on our historical usage levels, while excess capacity is made available to third parties on a non-discriminatory basis. In practice, third parties make very limited use of this network.
We have distributed ethanol to the domestic market through our pipelines for 30 years. As the global demand for ethanol has increased, we are investing to expand our ethanol pipeline and logistics capacity, including:
•	converting the existing oil products pipeline between Guararema and Guanabara Bay to transport 2.88 mmm3/y of ethanol by January of 2009, with a plan to expand to 4 mmm3/y by December of 2010;
•	building a new ethanol pipeline from Paulínia to São Sebastião to transport 12.9 mmm3/y of ethanol, primarily for export; and
•	conducting feasibility studies for an additional ethanol pipeline—a Southern corridor with capacity to transport 4 mmm3/y.
Petrochemicals and Fertilizers
Our petrochemicals operations provide a growing market for the crude oil and other hydrocarbons we produce, increase our value added and provide domestic sources for products that would otherwise be imported. We aim to expand our petrochemicals operations in Brazil and elsewhere in South America and to integrate these into our overall business. We have two primary goals:
•	expand first and second generation petrochemicals activities and capture synergies that add value to our refining operations; and
•	develop new petrochemicals technologies based on fluid catalytic cracking (FCC) and biodegradable polymers and biopolymers.
In the past, the Brazilian petrochemicals industry was fragmented into a large number of small companies, many of which were not internationally competitive and were therefore poor customers for our petrochemical feedstocks. During 2007, we participated in a consolidation and restructuring of the Brazilian petrochemicals industry. We purchased two companies: Ipiranga Química in April 2007 (in partnership with Braskem), and Suzano Petroquímica in November 2007, and combined these and our other previously held petrochemicals operations with those of several other companies.

Following the restructuring, we will hold minority stakes in the two principal companies in the Brazilian petrochemical industry, Companhia Petroquímica do Sudeste-CPS (37.3% of total capital, 40% of voting stock) and Braskem (25% of total capital, 30% of voting stock). These companies together operate 27 petrochemical plants producing basic petrochemicals and plastics, and related distribution and waste processing operations. The table below shows the primary production capacities of each of CPS and Braskem.

Petrochemical Materials	Average Annual Production
(mmt/y)
Companhia Petroquímica do Sudeste—CPS
Ethylene	1.02
Propylene	0.32
Cumene	0.21
Polyethylene	0.81
Polypropylene	0.69

Braskem
Ethylene	2.48
Propylene	1.13
Polyethylene	1.98
Polypropylene	1.04
The consolidation will improve the competitiveness of the Brazilian petrochemical industry by increasing integration and economies of scale and improving its access to capital for expansion. Through our minority holdings in Brazil’s two new major petrochemicals companies, we can better participate in planning the industry’s future needs.
We have five new petrochemicals projects under construction or in various stages of engineering or design:
•
Complexo Petroquímico do Rio de Janeiro—Comperj: a 150 mbbl/d petrochemical facility that will use our innovative proprietary Petrochemical FCC technology to convert Brazilian heavy crude into basic and intermediate petrochemicals, plastic resins, aromatics, coke, diesel oil and naphtha. We are in the process of selecting strategic partners and planning this project with a goal of starting up in 2012;

•	Petroquímica Paulínia S.A.: a 300,000 t/y polypropylene plant to start up in the first half of 2008. PPSA is a joint venture with Braskem, which holds 60% share of its share capital;

•
Companhia Petroquímica Pernambuco-PetroquímicaSuape: a 640,000 t/y purified terephthalic acid plant to start up in 2009. PetroquímicaSuape is a joint venture with Companhia Integrada Têxtil do Nordeste—Citene, which holds 50% of its share capital.

•	Companhia Integrada Textil de Pernambuco—Citepe: a 240,000 t/y of polyester yarn facility expected to start up 2009. Petroquisa will hold a 40% share in this plant; and

•
Companhia de Coque Calcinado de Petróleo—Coquepar: three calcined petroleum coke plants, two in Rio de Janeiro and one in Paraná, with a combined capacity of 750,000 t/y. The first of the three plants is expect to start up in 2011. Coquepar is a joint venture between Petroquisa (40%), Unimetal (30%) and Brazil Energy (30%).

Our fertilizer plants in Bahia and Sergipe produce ammonia and urea for the Brazilian market. In 2007, these plants sold a combined 235,000 metric tons of ammonia and 824,000 metric tons of urea. We are the market leader in both products in Brazil. In 2007, we opened a new 198,000 t/y urea granulation unit at Sergipe. We are currently conducting feasibility studies for two additional fertilizer facilities:
•	Bahia: 120,000 t/y nitric acid plant to supply Pólo Petroquímico de Camaçari; and
•	South-Central Brazil: facility (UFN-3) to produce 1 million t/y of urea and 760,000 t/y of ammonia from natural gas.

Distribution
Our Distribution segment sells oil products that are primarily produced by our Supply operations and works to expand the domestic market for these and other liquid and transportation fuels. Our primary goals are to:
•	create value by meeting growing customer needs for fuels, including both traditional hydrocarbons and biofuels; and
•	sustain and expand our market share by providing superior quality, service and leadership in the growing biofuels sector.
We supply and operate Brazil’s leading service station network, Petrobras Distribuidora S.A.—BR, which accounts for about 34% of the total Brazilian distribution market.3 BR distributes oil products, ethanol and biodiesel, and vehicular natural gas to retail, commercial and industrial customers. In 2007, BR sold the equivalent of 630 mbbl/d of oil products to wholesale and retail customers, of which the largest portion (39%) was diesel.
Distribution Key Statistics

	2007	2006	2005
	(U.S.$ million)
Distribution:
Net operating revenues	23,320	18,681	15,867
Income before minority interest and income tax	676	451	471
Total assets at December 31	5,652	3,675	3,568
Capital expenditures	327	351	207
At December 31, 2007, our BR network included 5,973 service stations, or 17% of the stations in Brazil. We also owned 782 stations in northern, northeastern and northwestern Brazil that we acquired as part of the Ipiranga acquisition in 2007. See “—Supply—Petrochemicals and Fertilizers.” The integration of Ipiranga and its service stations into our network is subject to the approval of the Conselho Administrativo de Defesa Econômica, or CADE (Brazilian Antitrust Authority).
BR ranked first in service station market share in 2007, with BR-owned and franchised stations making 26% of Brazil’s retail diesel, gasoline, ethanol, vehicular natural gas and lubricant sales.4 Most BR stations are owned by franchisees that use the BR brand name under license and purchase exclusively from us; we also provide technical support, training and advertising. We own 672 of the BR stations and are required by law to subcontract the operation of these owned stations to third parties.
As in other countries, the retail fuel market in Brazil is highly competitive and we expect that prices will be subject to continued pressure. We seek to enhance profitability and customer loyalty by building on our strong brand image and providing superior quality and service. We believe that our market share position is supported by a strong BR brand image, the remodeling of service stations and the addition of lubrication centers and convenience stores.
The primary fuel used in Brazil is diesel, which accounts for approximately 705 mbbl/d (35%) of the total Brazilian fuels market. By law, all diesel sold in Brazil from January 2008, is required to be at least 2% biodiesel; this proportion will be increased to 3% in July 2008. In advance of this date, we acted as a catalyst for developing the new market by securing and blending biodiesel supplies and furnishing these to smaller distributors as well as our own service stations. Brazil is a global leader in the use of ethanol as a fuel for light vehicles. Today, about 89% of new gasoline vehicles sold in Brazil have flexfuel capability, and service stations offer a choice of 100% ethanol as well as a blend of 25% ethanol and gasoline, as required by the government. Although we do not produce ethanol, we have supported the development of that market by distributing and wholesaling ethanol, stimulating improvements in product quality and legitimizing what was previously a somewhat informal industry.

[3]	Source: Sindicato Nacional das Empresas Distribuidoras de Combustíveis Líquidos e Lubrificantes—Sindicom.

[4]	Source: Sindicato Nacional das Empresas Distribuidoras de Combustíveis Líquidos e Lubrificantes—Sindicom.

Some service stations in our network also sell vehicular natural gas. The number of stations offering this product increased to 409 in December 2007, up from 355 in December 2006 and total gas sales in 2007 were 21,381 mmcf.
We also distribute oil products and biofuels under the BR brand to commercial and industrial customers. Our customers include aviation, transportation and industrial companies, as well as utilities and government entities, all of which generate relatively stable demand.
We also sell oil products produced by our Supply operations to other retailers and to wholesalers.
Our LPG distribution business, Liquigas Distribuidora, held a 22% market share and ranked third in LPG sales in Brazil.5
The table below shows our total distribution volumes by product and customer type for 2007, 2006 and 2005.

	2007	2006	2005
	(mboe/d)
By Product:
Diesel, including Biodiesel	670	633	625
Gasoline(1)	330	329	313
Ethanol	2	2	1
Fuel Oil	268	258	212
Naphtha and Jet Fuel	223	225	217
Other, including LPG	1,051	989	940

Total	2,544	2,436	2,308

By Customer:
BR Retail Distributors	480	437	432
Other Retail Distributors	1,523	1,501	1,400
Wholesalers	541	498	476

Total	2,544	2,436	2,308

(1)	Includes Gasoline C, which may be up to 25% ethanol.
We participate in the retail sector in other Latin American countries through our International business segment. See “—International.”
Gas and Energy
For many years, we have been simultaneously developing Brazil’s natural gas infrastructure and its natural gas markets. As part of this process, we developed gas sources in Bolivia, the Bolivia-Brazil gas pipeline, a domestic transportation system and gas-fired electric power generation capacity. We believe these initiatives contributed to the growth of natural gas use in Brazil from approximately 3.7% of Brazil’s primary energy use in 1998 to 10% today and a projected 13.4% by 2010, according to the 2030 National Energy Guidelines published by the Ministry of Mines and Energy.
The development plans of our Exploration and Production operations are expected to result in substantial increases in gas production from the Espírito Santo and Santos Basins off the Brazilian coast. We are investing in transportation infrastructure to deliver these new volumes to markets in Northeastern and Southeastern Brazil and improve the flexibility of our distribution system. We are also improving our commercial operations by creating a new suite of natural gas sales contracts that better allow us to match supply and demand for gas and electric power.

[5]	Source: Sindicato Nacional das Empresas Distribuidoras de Gás Liquefeito de Petróleo—Sindigás.

Our primary goals for our gas and energy segment are to:
•	develop and consolidate the natural gas business in the Brazilian market, ensuring flexibility and reliability of supply;
•	create an integrated LNG business focused on meeting the demands of the Southern Cone market;
•	consolidate and optimize our thermoelectric power plant portfolio; and
•	capitalize on opportunities to generate electricity from natural gas, oil products and biomass.
Gas and Energy Key Statistics

	2007	2006	2005
	(U.S.$ million)
Gas and Energy:
Net operating revenues	4,912	4,090	3,164
Income before minority interest and income tax	(947)	(414)	(512)
Total assets at December 31	15,536	9,597	8,167
Capital expenditures	3,223	1,664	694
Natural Gas
Our natural gas business comprises three activities: commercialization (purchase and resale); transportation (building and operating the Brazilian natural gas pipeline network); and equity participation in distribution companies that sell natural gas to end-users.
In 2007, our Exploration and Production segment supplied 47.8% of our total gas needs and we imported the balance of 52.2% from Bolivia. We expect the proportion of domestic gas in our total supply mix to increase in future years as our Exploration and Production segment brings new gas fields on stream.
We also began construction of two LNG terminals in 2007, one in Rio de Janeiro with a send-out capacity of 20 mmm3/d (706 mmcf/d) and the other in Pecém in Northeastern Brazil with a send-out capacity of 7 mmm3/d (247 mmcf/d). The terminals will be supported by two large LNG regasification ships with a capacity of 14 mmm3/d (494 mmcf/d) and 7 mmm3/d (247 mmcf/d), respectively. The smaller regasification ship is expected to be delivered in 2008, and the larger ship in 2009. The new terminals and regasification ships give us the flexibility to import gas from other sources to supplement domestic natural gas supplies. We have negotiated LNG supply for 2008 and 2009 and signed Master Sales Agreements with several companies that will be used to acquire spot cargoes as needed.
Our natural gas transportation system in Brazil comprises two main pipeline networks as well as Urucu-Coari pipeline. The 3,913 km (2,431 mile) Malha Sudeste (Southeast Network) connects our main offshore natural gas producing fields in the Campos and Espírito Santo basins to the growing markets of the Southeast Region, including Rio de Janeiro and São Paulo. This network includes the 2,593 km (1,612 mile) Brazilian portion of the Bolivia-Brazil natural gas pipeline. The 1,762 km (1,095 mile) Malha Nordeste (Northeast Network) transmits gas from onshore and offshore natural gas fields in the Northeast to consumers in that region. In the Northern region, the 279 km (173 mile) Urucu-Coari pipeline connects the Solimões basin to Coari.
In 2007, we invested U.S.$1.80 billion to extend our natural gas transport system by a total of 633 km (393 miles) to 5,954 km (3,702 miles), including additions to the Southeast and Northeast Networks. In the Northeast, we completed the link from Bahia to Pernambuco.
In February 2008, we started up the gas pipeline linking Cabiúnas to Vitória. The pipeline will have the capacity to transport up to 20 mmm3/d (706 mmcf/d) of natural gas from the Espírito Santo Basin to Rio de Janeiro. Today, approximately 30% of this send-out capacity supplies an average 1000 MW of energy production at our Mário Lago, Governador Leonel Brizola and Barbosa Lima Sobrinho thermoelectric power plants.

The map below shows our existing pipelines and our pipelines under construction.
We are engaged in a pipeline development program that will increase the capacity and flexibility of our natural gas network and allow us to make better use of growing gas supplies. The program includes:
•
constructing the 946 km (588 mile) final section of the Southeast Northeast Interconnection Gas Pipeline (GASENE), completing the link between Malha Sudeste and Malha Nordeste. We expect to complete this pipeline, which will transport up to 20 mmm3/d (707 mmcf/d) from Cabiunas, the site of the gas processing facility that handles gas produced from the Campos and other offshore basins, to the city of Catu in Bahia in 2010 at an estimated cost of U.S.$3.0 billion;

•	adding 1,065 km (662 miles) to the Malha Sudeste system;
•	adding 416 km (259 miles) to the Malha Nordeste system;
•
completing the Urucu — Manaus project with the 383 km (238 mile) Coari — Manaus pipeline. When the Urucu — Manaus project becomes operational in the second half of 2009, it will supply up to 5.5 mmm3/d (194 mmcf/d) of natural gas from the Solimões basin to the city of Manaus.

Our Gas and Energy segment supplied an average 48.6 mmm3/d (1,716 mmcf/d) of natural gas in 2007. Of the 2007 total, 14% was used in our refineries and natural gas processing units, 11% was used for thermoelectric power generation and the remaining 75% was consumed by industrial, commercial and retail natural gas users.
Under Brazilian law, each state has a monopoly over local gas distribution. Most states have formed companies to act as local gas distributors and we hold interests that vary from 24% to 100% in 20 of these 27 distribution companies. In companies where we hold a minority stake, we appoint the majority of the technical and commercial directors. The state of Espírito Santo has assigned us exclusive rights to distribute natural gas through our BR subsidiary. In 2007, Brazil’s distribution companies sold a combined 41 mmm3/d (1,448 mmcf/d) of natural gas, of which our market-weighted equity share was 21%.
The map below shows the name and location of each local gas distributor and our equity shares in 20 of these companies.

Our most significant distribution holdings are:

			Average Gas Sales in
Name	State	Group Share %	2007 (mmm3/d)	Customers

CEG RIO	Rio de Janeiro	37.40	4.33	19,555
BAHIAGAS	Bahia	41.50	3.36	252
GASMIG	Minas Gerais	40.00	1.78	254
BR	Espirito Santo	100.00	1.22	451
Our two most significant holdings, CEG Rio and Bahiagás, sold 10.5% and 8.2% of Brazil’s national gas volumes in 2007, respectively. CEG Rio and Bahiagás are Brazil’s third and fourth largest gas distributors. These companies, together with independent distributors Comgás (33.7% of Brazil’s 2007 national gas volumes) and CEG (14.6% of the same), supply 67% of the Brazilian market.
Gas Sales Contracts and Pricing
In 2007 we introduced a new suite of gas contracts that offer customers four different supply options: Firm Inflexible, Firm Flexible, Interruptible and Preferential. The new structure gives us the flexibility to match our gas sales more closely to the volumes we have available. The principal characteristics of these contracts are:
•	Firm Inflexible: the distributor assures payment for and we guarantee delivery of the contracted volume.
•	Firm Flexible: we may interrupt supplies in accordance with negotiated conditions, in which case we agree to supply a substitute fuel and compensate the end user for additional costs.
•
Interruptible: we have the right to interrupt supplies in accordance with negotiated conditions and the distributor is responsible for finding alternative fuels. The distributor pays a lower price for gas under this type of contract.

•
Preferential: we are obligated to provide natural gas as demanded, but the consumer has the right to interrupt purchases at any time. We expect this type of contract to be used predominantly by thermoelectric customers using LNG.

The first three contracts include a fixed component, which is reviewed annually, and a variable component, which is reviewed quarterly based on a fuel oil basket; preferential contracts are priced based on imported LNG.
During 2007, we converted three customers to the new contracts, as shown in the table below:

		Type of Contract
	Bolivian
Local Distributor	Imports (1)	Firm-Inflexible	Firm-Flexible	Interruptible	Total
			(mmm3/d)
Comgás	8.75	3.50	1.00	1.50	14.75
Bahiagás		3.50	0.50	1.10	5.10
PBgás		0.37	0.25		0.62
Total	8.75	7.37	1.75	2.60	20.47

(1)	Contract signed in 1999.
We expect to convert all our distributors to the new pricing structure by the end of 2008.
Commitments and Sales Contracts
When we invested in the Bolivia-Brazil pipeline, we entered into a series of long-term contracts with three companies:
•
Gas Supply Agreement (GSA) with the Bolivian state-owned company Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) to purchase certain minimum volumes of natural gas at prices linked to the international fuel oil price. We expect to continue to import the maximum 30 mmm3/d of natural gas from Bolivia until 2019. In February 2007, we agreed to make additional payments to YPFB for liquids contained in the natural gas purchased through the GSA, in the amount of between U.S.$100 million and U.S.$180 million per year. The amendment to the GSA is still under negotiation, and payment will be retroactive from May 2007;

•	Ship-or-Pay agreement with Gás Transboliviano (GTB), owner and operator of the Bolivian portion of the pipeline to transport certain minimum volumes of natural gas. This agreement will run until 2019;
•
Ship-or-Pay agreement with Transportadora Brasileira Gasoduto Bolivia-Brasil (TBG), owner and operator of the Brazilian portion of the pipeline to transport certain minimum volumes of natural gas. This agreement will run until 2019.

Our volume obligations under the ship-or-pay arrangements were generally designed to match our gas purchase obligations under the GSA. The tables below show our contractual commitments under these agreements for the five-year period from 2008 through 2012.
COMMITMENTS TO PURCHASE AND TRANSPORT NATURAL GAS

	2008	2009	2010	2011	2012
Purchase commitments to YPFB
Volume Obligation (mmm3/d) (1)	24.00	24.00	24.00	24.00	24.00
Volume Obligation (mmcf/d) (1)	850.00	850.00	850.00	850.00	850.00
Brent Crude Oil Projection (U.S.$) (2)	55.00	50.00	45.00	35.00	35.00
Estimated Payments (U.S.$ million) (3)	1,409.00	1,094.00	995.00	860.00	784.00

Ship-or-Pay contract with GTB
Volume Commitment (mmm3/d)	30.00	30.00	30.00	30.00	30.00
Volume Commitment (mmcf/d)	1,059.00	1,059.00	1,059.00	1,059.00	1,059.00
Estimated Payments (U.S.$ million) (4)	58.79	59.08	59.37	59.67	59.67

Ship-or-Pay contract with TBG
Volume Commitment (mmm3/d)	30.00	30.00	30.00	30.00	30.00
Volume Commitment (mmcf/d)	1,059.00	1,059.00	1,059.00	1,059.00	1,059.00
Estimated Payments (U.S.$ million) (4)	393.57	398.21	401.96	404.11	418.00

(1)	25.3% of contracted volume supplied by Petrobras Bolívia.

(2)	Brent price forecast based on our 2008-2012 Business Plan.

(3)	Current prices. Gas prices may be adjusted in the future based on contract clauses and actual amounts may vary.

(4)	Amounts calculated based on current prices defined in natural gas transport contracts.
In 2007, we sold about 81% of our gas (38.5 mmm3/d (1,359 mmcf/d)) on contracts totaling U.S.$3.4 billion. The table below shows our future commitments from 2008 to 2012.
NATURAL GAS SALES CONTRACTS

	2008	2009	2010	2011	2012
	(mmm3/d)
To Local Gas Distribution Companies:
Related parties(1)	16.36	17.96	18.59	19.14	19.66
Third parties	20.76	21.57	22.68	21.26	20.58
To Gas-Fired Power Plants:
Related parties(1)	6.99	3.72	3.72	3.72	3.72
Third parties	2.59	2.59	6.99	6.99	7.79

Total	46.69	45.84	51.98	51.11	51.76

Estimated Contract Revenues (U.S.$ billion)(2)(3)	4.50	4.40	4.90	4.70	4.70

(1)
For purposes of this table, “related parties” include all local gas distribution companies and power generation plants in which we have an equity interest and “third parties” refer to those in which we do not have an equity interest.

(2)
Figures show revenues net of taxes. Estimates are based on outside sales and do not include internal consumption or transfers. Estimated volumes are based on “take or pay” agreements in our contracts, expected volumes and contracts under negotiation, not maximum sales.

(3)	Prices may be adjusted in the future and actual amounts may vary.

Power
Brazil has a total of 96,300 MW of installed electric power capacity, of which around 80% is in low-cost hydroelectric stations that supply around 90% of the country’s electric power needs. While hydroelectric power facilities have many advantages, and are particularly suited to meeting base electric power needs, they cannot be readily expanded, have limited ability to meet surges in demand and are vulnerable to periods of prolonged drought. Brazil has accordingly been developing thermoelectric power generation capacity to augment the base hydroelectric system. Thermoelectric generation is expected to play an increasing role in meeting Brazil’s power needs as the country’s economic growth fuels the demand for energy.
As part of this national trend, we have been a leader in developing and operating gas-fired thermoelectric power generation plants. We currently own stakes in 15 thermoelectric power plants, and we control 13 of them. Our gas-fired power plants have 4,631 gross MW of installed capacity, equal to about 5% of Brazil’s total power grid. At year-end 2007, however, we had only 846.5 MW of commercial capacity due to gas supply constraints.
Electricity Sales
Standby Availability
Non-base-load thermoelectric plants like ours are used to supplement hydroelectric generation when needed. Historically, Brazil’s power pricing regime made it difficult for such plants, which operate at low average utilization rates, to cover their operating costs and provide a return on capital. In 2004, Brazil enacted the New Industry Model Law, under which public utilities are required to secure their expected energy needs under long-term contracts through auctions coordinated by the Ministry of Mines and Energy. Thermoelectric power generators bid in these auctions to supply “standby availability” up to their certified commercial capacity, although they will not necessarily be called upon to generate this power. Only that portion of our thermoelectric capacity defined as New Energy under the New Industry Model Law is eligible to be sold through the auction system.
In the 2005 and 2006 auctions, we sold standby availability of 1,391 and 200 MW, respectively, on 15-year contracts beginning in 2008 to 2011. Under the terms of these contracts, we will be compensated a fixed amount whether or not we generate any power, and paid an additional amount for the energy we actually generate according to a formula that is based on U.S. dollar/PPI indexing. In the 2007 auction, we did not sell all our eligible available capacity because gas-fired plants were less competitive than coal-fired plants.
Bilateral Contracts
We sell most of the commercial capacity that is not defined as New Energy under long-term bilateral contracts, primarily with power distribution companies. Such contracts are subject to the regulations that governed the power sector in Brazil before the enactment of the New Industry Model Law. Under these agreements, we are compensated for our thermoelectric capacity based on a combination of factors, including whether or not we actually generate energy, the certified power generation capacity of each power plant, and conditions of supply and demand in Brazil’s power market. Each of these factors are determined by the appropriate regulatory bodies in Brazil, including the Ministry of Mines and Energy, the Operador Nacional do Sistema Elétrico—ONS (National Electricity System Operator), and the Câmara de Comercialização de Energia Elétrica—CCEE (Electricity Trading Board).
Our revenues under these contracts have been reduced by the limited supply of natural gas, which affects the certified power generation capacity of our gas-fired plants. Even as we increase the available supply of natural gas, our earnings under these contracts are difficult to predict because the net margins are subject to adjustments coordinated by the CCEE. Additionally, the contracts do not permit us to directly pass on changes in the cost of acquiring natural gas to our customers. In general, our earnings under these contracts will increase if we are called upon to generate electricity, and the demand for power in Brazil increases relative to available supply. In 2008, 1,189 MW of our generating capacity was subject to the terms of these bilateral contracts, with 897 MW committed in 2009, 1,231 MW in 2010 and 1,171 MW in each of 2011 and 2012. The agreements will run off gradually, with the last contract expiring in 2019.

During 2007, we generated an average 571 MW, of which 45% was generated in the Southeast region of the country, 40% in the South, and 15% in the Northeast. We sold an average 1,535 MW in 2007, compared to an average of 1,303 MW in 2006. The difference between our generation and our sales was primarily related to contractual sales commitments, and the power to meet our commitments was acquired from third parties. About 5% of our total power sales were exports to Uruguay and Argentina.
Increasing Our Commercial Capacity
As of December 31, 2007, the Brazilian regulator had certified our commercial capacity for the purpose of trading at 846.5 MW. At the request of the ONS, the gas-fired power plants in the south and southeast of Brazil conducted a test of power generation capacity in which the agency requested 4,700 MW of power. Because of limited gas supplies, we were able to supply only 1,948 MW, of which 705 MW was generated by our gas-fired plants and 1,243 MW was generated by third parties using natural gas supplied by us. Following that test, in May 2007, we entered into an agreement with the Agência Nacional de Energia Elétrica—ANEEL (National Electricity Regulatory Agency) under which we are required to increase our ability to supply power to the grid from our own plants to 4,335 MW by 2011. We will accomplish this by increasing natural gas supplies, including LNG, converting some existing power plants to dual-fuel operation and leasing backup oil-fired power plants. Exclusive of our own power requirements, we expect to have an average 3,553.5 MW commercial capacity available for sale by 2011, of which approximately 45% has already been sold in the 2005 and 2006 auctions and 33% is subject to bilateral contracts.
The following table shows our thermoelectric power plants, their installed capacity, their commercial capacity, average available capacity as of the second half of 2007, and the availability commitments we have made to ANEEL for the second half of 2011.

					Available	Committed	Commercial
		Installed	Petrobras		Capacity	(ANEEL agreement)	Capacity
Gas-Fired Thermoelectric Plants(1)	Region	capacity	share		2H 2007	2H 2011	2H 2011(7)
		(MW)	(%)		(MW)	(MW)	(MW)

Euzébio Rocha (Cubatão)	Southeast	216.0	100.00		—	193.0	182.4
Barbosa Lima Sobrinho (Eletrobolt)	Southeast	394.0	100.00		25.5	325.0	286.5
Aureliano Chaves (Ibirité)	Southeast	234.0	50.00	(2)	—	212.2	178.9
Juiz de Fora (3)	Southeast	84.0	100.00		—	79.0	79.0
Fernando Gasparian (Nova Piratininga)	Southeast	403.0	80.00	(4)	—	521.7	345.4
Gov. Leonel Brizola (TermoRio)	Southeast	1,036.0	100.00		409.3	998.0	913.9
Mário Lago (Macaé)	Southeast	922.0	100.00		—	885.3	653.6
Luis Carlos Prestes (Três Lagoas)	Center-west	262.0	100.00		190.7	190.7	184.5
Sepé Tiaraju (Canoas)	South	161.0	100.00		—	153.0	76.7
Rômulo Almeida (Fafen)	Northeast	138.0	100.00		125.0	125.0	115.3
Celso Furtado (TermoBahia)	Northeast	191.0	98.85	(5)	96.0	150.0	134.6
TermoCeará	Northeast	222.0	100.00		—	217.0	180.4
Jesus Soares Pereira (TermoAçu)	Northeast	368.0	79.50	(6)	—	285.1	222.3

Total		4,631.0			846.5	4,335.0	3,553.5

Source: May 2007 agreement with ANEEL.

(1)	Table does not include our 10% stake in the Nortefluminense plant, or our 20% stake in the leased Araucária plant. We do not control sales decisions at these plants.

(2)	50.0% share held by Edison SpA.

(3)	Acquired in December 2007.

(4)	20.0% share held by Empresa Metropolitana de Águas e Energia S.A.—EMAE.

(5)	1.15% share held by Petros—Fundação Petrobras de Seguridade Social.

(6)	20.5% share held by Grupo NeoEnergia.

(7)	Maximum that can be sold under contracts.

Renewables
We aim to become a major producer of biodiesel in Brazil and actively participate in Brazil’s growing ethanol industry, particularly the transportation and exportation of ethanol to other countries. Brazil has highly favorable climate and soil conditions for growing sugarcane and vegetable oil crops and is an important player in the international biofuels market.
Ethanol from sugarcane is widely used as a substitute for gasoline in Brazil. We do not produce ethanol, but distribute it through our Distribution business segment. Our Gas and Energy segment plans to expand our participation in the ethanol business through partnerships with ethanol producers and international customers where our role would primarily be as a transporter and exporter of Brazilian ethanol. We are also studying the use of ethanol in electric power plants, where we believe it can be a cost-effective substitute for natural gas under certain circumstances.
In recent years, we provided leadership for the introduction of biodiesel into the Brazilian market. By law, all diesel sold in Brazil from January 2008 is required to be at least 2% biodiesel; this proportion will be increased to 3% in July 2008. In an effort to adhere to this mandate, we are securing and blending biodiesel supplies and furnishing these to smaller distributors as well as our own service stations.
We have signed contracts to secure oils from family farmers and in the second quarter of 2008 will start up three biodiesel plants with a combined capacity of 3,100 bbl/d. These plants are located in Northeastern Brazil at Candeias (BA), Quixada (CE) and, in Southeastern Brazil at Montes Claros (MG).
We have also developed a new refining technology (H-Bio) that allows us to introduce vegetable oils into our existing refineries to produce a cleaner form of diesel. Four of our refineries are already prepared to use H-Bio technology and we plan to adapt all of our refineries for this process, which will give us increased raw materials flexibility and access to markets seeking cleaner forms of diesel.
We have one wind energy plant in Macau in Northeastern Brazil with a capacity of 1.8 MW and are studying the feasibility of building other wind and small hydropower plants. Our Business Plan for 2008-2012 targets installed renewable energy capacity of 365 MW by 2012.
In 2007, as part of our 2020 Strategic Plan, we adopted a climate change strategy to reduce greenhouse gases (GHG) under the Clean Development Mechanism (CDM). Among our GHG reduction projects are the development of wind and other renewable energy sources, power generation using a turbo expander, reducing nitrous oxide emissions from our fertilizer operations and the use of waste heat for cogeneration.
Energy Efficiency
Our Internal Energy Conservation Program works to improve energy efficiency in all our units. In 2007, we saved approximately 184 barrels of oil equivalent per day, thereby avoiding costs of approximately U.S.$4 million and approximately 29 thousand tons of carbon dioxide emissions.

International
We have operations in 23 countries outside Brazil that encompass all phases of the energy business. Our primary goals for our international operations are to:
•	use our technical expertise in deepwater exploration and production to participate in high-potential and frontier offshore regions;
•	add value to our crude oil produced in Brazil;
•	assure natural gas supplies to the growing Brazilian market by developing reserves;
•	expand integrated operations in refining, sales, commercialization, logistics and distribution with a focus on the Atlantic basin; and
•	build our brand on an international scale.
International Key Statistics

	2007	2006	2005
	(U.S.$ million)

International:
Net operating revenues	9,101	6,071	4,527
Income before minority interest and income tax	(237)	571	853
Total assets at December 31	11,717	10,274	7,347
Capital expenditures	2,864	2,637	1,175
The net operating revenues of our International segment represented 10.4% of our total net operating revenues in 2007, (8.4% in 2006 and 8.0% in 2005). The total assets of our International segment at December 31, 2007 represented 9.0% of our total assets (10.4% in 2006 and 9.3% in 2005).
International Upstream Activities
Our international strategy aims to integrate our operations by capturing synergies within Latin America and to diversify our upstream activities outside Latin America. We are active in areas such as the Gulf of Mexico and West Africa where there are opportunities to leverage the deepwater expertise we have developed in Brazil. We also have preliminary exploratory efforts underway in North Africa, Asia, Europe and Middle East.
During 2007, we conducted exploration and production activities in 19 countries outside Brazil (Argentina Bolivia, Colombia, Ecuador, Mexico, Peru, Venezuela, the U.S., Angola, Nigeria, Tanzania, Mozambique, Senegal, India, Portugal, Iran, Pakistan, Libya and Turkey). See “—Overview of the Group” for information about production and reserves in individual countries.
During 2007, our capital expenditures for international exploration and production represented 21.3% of our total capital spending for exploration and production.
We have contracted three drilling units and one platform to support our ultra deep water exploration operations in West Africa and the U.S. Gulf of Mexico, among other regions. These rigs will go into operation between 2009 and 2011 under five- to ten-year contracts.

The table below shows our international exploration expenditures and how these were distributed geographically in 2007, 2006 and 2005.

	2007	2006	2005

Total Capex International Exploration (U.S.$ billion)	1.17	1.26	0.42
Of which:
Argentina	3.27%	6.40%	7.20%
Bolivia	0.01%	0.60%	4.40%
Colombia	6.67%	3.60%	4.60%
Peru, Ecuador, Venezuela	1.62%	1.10%	0.30%
Subtotal South America	11.57%	11.70%	16.50%
West Coast of Africa	5.76%	43.70%	47.80%
Gulf of Mexico	23.72%	31.50%	33.90%
Drilling rigs and other(1)	58.95%	13.10%	1.80%

(1)	In 2007, 54.90% of the 58.95% relates to investments in drilling rigs.
In 2007, our net production outside Brazil averaged 126.2 mbbl/d of crude oil and NGLs and 18.6 mmm3/d (657 mmcf/d) of natural gas. The table below shows our international development capital expenditures and how these were distributed geographically in 2007, 2006 and 2005.

	2007	2006	2005

Total Capex International Development (U.S.$ billion)	1.39	1.04	0.65
Of which:
Argentina	21.48%	26.50%	36.20%
Bolivia	1.60%	1.30%	1.70%
Colombia	5.55%	2.80%	4.60%
Peru, Ecuador, Venezuela	11.92%	11.20%	40.90%
Subtotal South America	40.55%	41.80%	83.40%
West Coast of Africa	36.05%	41.00%	15.00%
Gulf of Mexico	23.40%	17.20%	1.60%
Latin America
We are active in nearly all of the key hydrocarbon basins of Argentina, Bolivia, Colombia, Ecuador, Mexico, Peru and Venezuela. In 2007, our average net production from the region (excluding Brazil) was 220.5 mboe/d, or 93.6% of our international production. Reserves in the region represent 86.8% of our international reserves.
Our largest operating region outside Brazil is Argentina, which in 2007 represented 43.3% of our international production. We operate in the country primarily through our 67.2% interest in Petrobras Energia S.A. (PESA). Our production is concentrated in the Neuquen, Austral and San Jorge Basins with a smaller contribution from the Noroeste basin. During 2007, we increased our stake in the La Tapera-Puesto Quiroga and El Tordillo fields in the San Jorge basin, to 35.7%. We also acquired 25.7% and 52.4% interests in Sierra Chata and Parva Negra assets in the Neuquen basin for U.S.$77.6 million, subject to regulatory approval. Our production in Argentina averaged 102 mboe/d in 2007. At December 31, 2007, our proved reserves were approximately 295 mmboe, representing a decline of 5% from 2006.
In Bolivia, we produced an average 307.27 mmcf/d of natural gas in 2007, 21.7% of our total international production, principally from the San Alberto and San Antonio fields. Following the Bolivian government’s May 1, 2006 decree on the nationalization of hydrocarbons, we entered into new agreements under which we continue to operate the fields, but are required to make all sales of the hydrocarbons through YPFB with the right to recover our costs and participate in profits. As a result of the new contracts, we have informed the Bolivian government of our intention to invest approximately U.S.$400.0 million in exploration and development. At December 31, 2007, our proved reserves were approximately 217 mmboe in Bolivia.

In Colombia, we hold interests in seven production contracts and 16 exploration contracts and are operator for 16 of these contracts. Our production averaged 16.6 mboe/d in 2007, and was located in the Guando, Río Ceibas, the Yaguará fields and the Espinal Block in the Upper Magdalena Basin and the Santiago field and Trinidad field in the Llanos Basin. We drilled the first deepwater well in Colombia in 2007, and we also drilled three onshore wells as operator. We signed seven exploration contracts with the National Hydrocarbons Agency in 2007, four offshore blocks in the Caribbean Sea (RC-4, RC-6, RC-7 and RC-8) and three onshore blocks (Cerrero, Cebucan and El Guadual). At December 31, 2007 our proved reserves in Colombia were approximately 30.5 mmboe.
In the Oriente basin of Ecuador, we operate Block 18, which has significant reserves of light crude oil, and Block 31, where we are waiting for a license to begin operations. We also have a 15% stake in the 500 km (311 mile) Oleoducto de Crudos Pesados (OCP) crude oil pipeline with capacity of 450 mbbl/d. Our production averaged 10.4 mboe/d in 2007. At December 31, 2007, our proved reserves were approximately 44.5 mmboe, representing a 17% decline from 2006 due to production and reserve reclassifications. In 2007, we took an impairment of U.S.$174 million relating to Block 18 due to changes in local taxes and laws. We signed a letter of intent with Teikoku Oil to sell 40% of our interest in Blocks 18 and 31, and a portion of the OCP. The sale is awaiting final government approvals.
We have held service contracts for the Cuervito and Fronterizo blocks in the Burgos basin of Mexico since 2003. Under these service contracts, we receive fees for our services, but any producing wells are transferred to the Mexican national oil company Pemex. We have other agreements to share deepwater expertise with Pemex.
We hold interests in six blocks in Peru. In Block X, in the Talara basin, we are engaged in development and secondary recovery activities. Our production averaged 15.1 mboe/d in 2007. At December 31, 2007, our proved reserves were approximately 111 mmboe. We conduct exploration activities at our remaining five blocks. In January 2008, we reported a major gas discovery in Block 57, in which we currently hold a 46.2% stake. In 2007, our subsidiary PESA sold us 40% of Petrobras de Valores Internacional de España S.L. for U.S.$423.3 million, plus contingent compensation in the event of a commercially viable discovery in Block 57.
Our net production from Venezuela in 2007 averaged 15.9 mboe/d from joint ventures in the Oritupano-Leona, Acema, La Concepción and Mata fields, where the Venezuelan government is the majority holder and operator. We received a credit from the Venezuelan government in the amount of U.S.$88.5 million, which we have fully written down. In August 2007, we received U.S.$47.0 million in dividends from Venezuelan operations conducted in 2006.
North America
The Gulf of Mexico, where we have been active since acquiring eight blocks from Texaco in 1987, is an important region for us where we focus primarily on deepwater plays that leverage our experience in Brazil. We are currently planning a development that will incorporate technology we have developed for use offshore Brazil, and that has not previously been used in the GOM.
As of December 31, 2007, we held interests in 331 offshore blocks in the United States GOM, 187 of which we operate, and one onshore block. We have identified several core areas for exploration and development, including the ultra deep water Lower Tertiary play, the Deep Shelf gas play and the deep water Garden Banks area. Our production averaged 11.5 mboe/d in 2007. At December 31, 2007, our proved reserves were approximately 50.3 mmboe, representing a 17% decline due to production and reevaluation of the fields. In February 2007, Cottonwood, our first operated international deepwater field, came on stream at initial rates of 1.1 mmm3/d (39 mmcf/d) of gas and 4 mbbl/d of light oil (condensate).
In December 2006, the U.S. Minerals Management Service approved the Conceptual Plan for the development of the Cascade and Chinook fields, which includes the first deployment of an FPSO facility in the GOM. FPSOs may protect lives, the environment and capital assets during hurricanes by allowing for rapid evacuation and faster reconnection of wells. The plan also incorporates six technologies that are tested in Brazilian offshore waters, but new to the GOM, including a disconnectable turret buoy, crude transportation by shuttle tanker, free-standing hybrid risers, underwater electric submersible pumps, torpedo pile vertical loaded anchors and polyester mooring systems. In addition to Cascade and Chinook, which we operate and which will begin production in 2010, other discoveries in the GOM include St. Malo (2003) and Coloumb (2004).

Continuing our active participation in GOM Lease Sales, we secured 34 blocks in Lease Sale 204 in August 2007, 26 blocks in Sale 205 in October 2007 and 22 blocks in Sale 206 in March 2008. The new blocks are located primarily in deep water areas of Keathley Canyon, Green Canyon, Mississippi Canyon and Walker Ridge.
Europe
We exited Europe in 2001 and re-entered the region in 2006, when Petrobras International Braspetro BV signed a joint study agreement with Galp and Partex to study seismic data related to the Peniche Basin offshore Portugal. We hold a 50% interest in this consortium, and we signed four concession contracts in May 2007 in this Basin (Camarão, Amêijoa, Ostra and Mexilhão). We jointly committed to invest approximately U.S.$30.0 million for exploration in the Peniche Basin.
We have also expanded our operations by acquiring exploration opportunities in Turkey in 2006. In 2006, we formed a partnership with the national oil company of Turkey to explore two deep-water blocks in the Black Sea, Kirklarelli and Sinop. We believe that the relatively unexplored Black Sea has significant geological potential and could become an attractive producing region because of its close proximity to oil and gas pipelines supplying Europe.
Middle East
After a 20-year hiatus from the region, we re-entered the Middle East in 2004 by signing an exploration contract with the National Iranian Oil Company (NIOC). In Iran we are exploring the Tusan block in the shallow waters of the Gulf. We drilled one well at a cost of U.S.$80.0 million and are in the process of drilling a second well.
Africa
Our operations in Africa date back to 1979 and include production in Angola, development activities in Nigeria and exploration in these and other countries. Our production from the region has been declining, but this trend will reverse with the planned startup of two new fields in Nigeria in 2008. During 2007, we participated in these developments and expanded our exploration operations in Africa, most recently adding Senegal to the list of countries where we are active.
Angola was our sole source of production in the region in 2007, with an average of 3.6 mboe/d from the mature Block 2. Our combined crude oil and natural gas reserves in Angola were 3.8 mmboe. In 2006, we acquired interests in four offshore blocks, and we have the operatorship in three of them. In December 2007, we realized an impairment of U.S.$13.0 million due to reduced estimates of future cash flow.
In Nigeria, we hold a non-operating interest in blocks OML 127 and OML 130 where the Agbami and Akpo fields are scheduled to come on stream in 2008. Operator Chevron is developing the Agbami field on blocks OML 127 and OML 128 as a unitized development where we hold a 13% non-operating interest. We expect peak production to reach 250 mbbl/d in 2009. We expect the TOTAL-operated Akpo field on Block OML 130, where we hold a 20% interest, to reach peak production of 185 mbbl/d in 2009. Our share of the total development cost of the Agbami and Akpo fields is estimated at U.S.$2.2 billion, of which we had invested U.S.$1.0 billion as of December 31, 2007. Block OML 130 also contains the Egina field, discovered in 2003, for which development options are currently being considered, including the possible use of a 200 mbbl/d capacity FPSO. We are the operator for blocks OPL 315 and OPL 324, where exploration activities are underway.
We have been active in Libya since March 2005, when we acquired exploratory and shared production rights for Area 18, consisting of four blocks offshore northeastern Libya. We are the operator of the consortium exploring the block, holding a 70% share. The production sharing agreement mandates a five-year exploration stage and 25 years of production rights shared with the Libyan National Oil Company.
In 2006, we acquired a 17% working interest in the offshore Zambezi Delta Block in Mozambique. The partners spudded exploration well ZD-E-1 on this Block in May 2007, which was dry. The license was recently extended for one year, and the partners committed to acquire 2-D seismic over the block and drill a second well.

In February 2007, we acquired a 40% participation in the Rufisque Profond exploration block in Senegal, in waters ranging from 150 to 3,000 meters (approximately 500 to 10,000 feet). We purchased this interest from Edison SpA, formerly 95% operator of the block. Petrosen (Senegal’s national oil company) holds the remaining 5%. Under the agreement, we will reimburse 42.1% of the past costs to Edison and participate in 1,500 square km of seismic data that is already in the acquisition phase.
Our interests in Tanzania consist of three deep to ultra deep exploration blocks located in the Mafia Basin, for which we acquired 100% operating interests in 2004 and 2006. If our seismic studies show that the blocks hold hydrocarbon potential, we intend to spud our first exploration well by mid 2010.
In Equatorial Guinea, we held an interest in deepwater Block L in the Rio Muni Basin. We returned the Block in July 2007, after drilling two dry wells.
Asia
During 2007, we began our first exploration activities in Asia, another region where offshore and deep offshore regions hold substantial potential.
In June 2007, under a swap agreement with the Oil and Natural Gas Company (ONGC) we exchanged interests in three blocks in Brazil for interests in three exploration blocks in the Krishna Godavarai, Mahanadi and Cauvery Basins offshore eastern India. We will drill one well in each of these blocks, all of which are in deep water.
We have been in Pakistan since February 2007, when we signed an agreement with Oil and Gas Development Company Limited (OGDCL) to explore offshore block “G” in that country. The offshore block is located in the Indus basin and remains largely unexplored, with a mere 11 wells having been drilled there. We have committed to undertake geological and geophysical studies that will allow us to develop a full model of the region’s oil system. We have the option to terminate our agreements before drilling any wells.
Other International Activities
Most of our international activities are focused on exploration and production. Our other international activities are summarized in the tables below and described in the text that follows.
PETROBRAS’ INTERNATIONAL REFINING ASSETS AT DECEMBER 31, 2007

Crude distillation
Region	Refinery (Group Share %)	Supplied by:	capacity

Latin America
Argentina (1)	Bahia Blanca (100%)	Oxy, Petroleum, Apco	31 mbbl/d
	Refinor/Campo Duran (28.5%)	Palmar Largo (AR), Bolivia	26.4 mbbl/d
	San Lorenzo (100%)	Total, Chevron	50 mbbl/d
North America
United States	Pasadena, TX (50%)	Campos Basin, Brazil	100 mbbl/d

(1)	All Argentine refining operations are held through our 67.2% share in PESA.
PETROBRAS’ INTERNATIONAL PETROCHEMICAL ASSETS AT DECEMBER 31, 2007

Region	Plant(1)	Products

Latin America
Argentina	Campana	Ammonia, Urea, UAN
	Puerto General San Martin	Styrene and SBR
	Zarate	Polystyrene and Bops
Brazil	INNOVA	Ethylbenzene, styrene, polystyrene

(1)	All international petrochemical operations held through our 67.2% share in PESA.

We have integrated operations in Latin America, particularly in Argentina, where we participate across the energy value chain. In Argentina, we own the Pichi Picún Leufú hydroelectric plant, the gas-fired thermal plant Genelba, an interest in natural gas transportation company TGS (Transportadora Gas del Sur), and interests in energy marketer Edesur, and Mega Company, a natural gas separation facility. We also own four petrochemical plants (three in Argentina and one in Brazil), two refineries providing 81 mbbl/d of net capacity, and an interest in the Refinor/Campo Duran Refinery. We own 679 retail service stations operating under the brand names Petrobras, Eg3 and San Lorenzo.
On July 19, 2007, PESA agreed to sell its interest in Transener, an electricity transmission company, to Energía Argentina S.A. (Enarsa) and Electroingeniería S.A. for U.S.$54.0 million. We also sold our 40% interest in Petroquimica Cuyo, for U.S.$32.0 million.
In Bolivia, we operate gas fields and pipelines that supply gas to Brazil. We hold an 11% stake in Gas Transboliviano S.A. (GTB), owner of the Bolivian section of the Bolivia-to-Brazil (BTB) pipeline that transports natural gas we produce in Bolivia to the Brazilian market. We also hold a 44.5% stake in Transierra S.A., which owns the Yacuiba-Rio Grande gas pipeline (Gasyrg) linking the San Alberto and San Antonio fields to the BTB pipeline. In May 2007, we sold our two Bolivian refineries (Cochabamba and Santa Cruz) for U.S.$112.0 million to the state oil company YPFB, which is now the sole distributor for refined oil and gas products in Bolivia.
In Colombia, we operate 62 service stations under the Petrobras logo, a storage facility, a lubricants blending plant in Puente Aranda and a lubricant terminal in Santa Marta.
We have a marketing and representative office in Chile.
We acquired fuel and lubricant retailing and commercial businesses in Paraguay in 2006 and rebranded our 160 service stations with the Petrobras logo in 2007. We also operate 54 convenience stores, aviation fueling installations, and an LPG refueling plant.
In 2006, we acquired fuel and lubricant retailing and commercial businesses in Uruguay. We operate 89 service stations, installations for commercialization of marine and aviation products, petrochemicals and asphalt. We also hold stakes in the country’s two gas distribution companies.
In 2006, we entered the United States refining market by acquiring 50% of the Pasadena Refining System (PRSI), formerly the Crown Refinery in Pasadena, Texas. Together with our 50% partner, Astra Oil Company, we are studying the feasibility of expanding and upgrading its capacity to process our heavy Brazilian crudes and deliver high-quality products to the U.S. market.
In November 2007, we agreed to purchase 87.5% of Nansei Sekiyu Kabushiki Kaisha (NSS), a refinery in Okinawa, Japan. As a result of this acquisition, which was finalized in April 2008, we will start refining operations in Asia for the first time with a capacity of 100 mbbl/d.
PifCo
PifCo was incorporated in order to facilitate and finance the import of crude oil and oil products by us into Brazil, and has been our wholly owned subsidiary since 2000. PifCo acts as an intermediary between third-party oil suppliers and us by engaging in crude oil and oil product purchases from international suppliers, and reselling crude oil and oil products in U.S. dollars to us on a deferred payment basis, at a price which includes a premium to compensate PifCo for its financing costs. PifCo is generally able to obtain credit to finance purchases on the same terms granted to us, and PifCo buys crude oil and oil products at the same price that suppliers would charge us directly.
As part of our strategy to expand our international operations and facilitate our access to international capital markets, PifCo engages in borrowings in international capital markets supported by us, primarily through standby purchase agreements of the related securities. There are certain risks associated with the standby purchase agreement, see Item 3. “Key Information—Risk Factors—Risks Relating to Our Equity and Debt Securities.” However, PifCo may use the cash flows generated by the import of oil products to pay amounts due under its debt securities.

PifCo’s Corporate Structure
PifCo was established on September 24, 1997 as Brasoil Finance Company, a wholly owned subsidiary of Braspetro Oil Services Company, or Brasoil, a wholly owned subsidiary of Petrobras Internacional S.A. (Braspetro), which has since been absorbed by us. PifCo’s voting shares were transferred from Brasoil to us in 2000, since which time it has been our wholly owned subsidiary. Petrobras International Finance Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. PifCo’s registered office is located at Harbour Place, 103 South Church Street, 4th floor, George Town, Grand Cayman, Cayman Islands, and PifCo’s telephone number is 55-21-3487-2375.
PifCo’s four subsidiaries are:
•
Petrobras Europe Limited (PEL): In May 2001, PifCo established PEL, a wholly owned subsidiary incorporated and based in the United Kingdom, to consolidate our trade activities in Europe, the Middle East, the Far East and North Africa. These activities consist of advising on, and negotiating the terms and conditions for, crude oil and oil products supplied to PifCo and us, as well as marketing Brazilian crude oil and crude oil products exported to the geographic areas in which PEL operates. PEL plays an advisory role in connection with these activities and undertakes no direct or additional commercial or financial risk. PEL provides these advisory and marketing services as an independent contractor, pursuant to a services agreement between PEL and us. In exchange, we compensate PEL for all costs incurred in connection with these activities, plus a margin.

•
Petrobras Finance Limited (PFL): In December 2001, PifCo established PFL, a wholly owned subsidiary incorporated and registered in the Cayman Islands. PFL primarily purchases fuel oil from us and sells the products in the international market in order to generate export receivables to cover its obligations to transfer these receivables to a trust under an exports prepayment program. Until June 1, 2006, PFL also purchased bunker fuel from us. The exports prepayment program helps provide PFL with the funding necessary to purchase oil products from us, as described below.

•
Bear Insurance Company Limited (BEAR): In January 2003, BEAR was transferred to PifCo from Brasoil. This transaction took place as part of the restructuring of our international business segment. BEAR currently serves as an intermediary for us, advising on and negotiating the terms and conditions of, certain of our insurance policies.

•
Petrobras Singapore Private Limited (PSPL): In April 2006, PifCo created PSPL, a company incorporated in Singapore to trade oil and derivatives in connection with our trading activities in Asia. This company initiated operations on July 1, 2006.

PifCo’s Principal Commercial Activities
PifCo’s principal activity is the purchase of crude oil and oil products for resale to us and, to a limited extent, third parties. PifCo acquires substantially all of its crude oil and oil products either through purchases on the spot market or short-term supply contracts. PifCo also acquires a small portion of its crude oil and oil products through long-term supply contracts. PifCo’s crude oil and oil product purchase obligations are, in most instances, guaranteed by us. PifCo then resells the products it purchases to us at the purchase price it paid, plus a premium, determined in accordance with a formula designed to pass on PifCo’s average costs of capital to us.
In addition, PifCo finances its oil trading activities principally from commercial banks, including lines of credit, as well as through inter-company loans from us and the issuance of notes in the international capital markets.

The following chart illustrates how PifCo acts as the intermediary between international crude oil suppliers and us:
PifCo purchases crude oil and oil products from international oil suppliers on a free-on-board (F.O.B.) basis under standard terms that traditionally require payment within 30 days from the bill of lading. We would typically be unable to meet the 30-day payment term imposed by international suppliers because of the complexity of Brazilian customs and importing regulations. For example, if a shipment to which a bill of lading relates must be delivered to different parts of Brazil, different sets of documents must be delivered to each delivery point. Depending on the unloading ports’ locations, this process may be completed up to 120 days from the vessel’s departure. Because PifCo is not subject to the Brazilian regulations applicable to us, PifCo can pay the international supplier on time without having to produce these different sets of documents. To cover its financing costs, PifCo includes a premium when it sells crude oil and oil products to us. We are then able to buy crude oil and oil products from PifCo under terms that allow for payment up to 330 days from the date of the bill of lading, to ensure sufficient time to meet customs and importing regulations.
Exports Prepayment Program
In 2001, we created an export prepayment program to finance our fuel oil exports through the securitization of our fuel oil exports receivables. A Cayman Islands trust, the PF Export Receivables Master Trust (the “Trust”), raises funds by issuing certificates to investors and providing this funding to PFL to purchase fuel oil from us. PFL purchases fuel oil from us under a Master Export Contract and a Prepayment Agreement, which establishes quarterly minimum purchase commitments. PFL assigns all receivables from the sale of such exports to the Trust, and the receivables serve as collateral for the payment obligations due under the certificates. The certificates represent senior undivided beneficial interests in the property of the Trust.
The value of receivables to be designated for sale in any quarterly period represents a portion, but not all, of the receivables expected to result from the sale of fuel oil by PFL in such period. The balance of the receivables is the property of PFL.
Since the creation of the program, the Trust has issued a total of U.S.$1,500 million in Senior Trust Certificates. We have prepaid or amortized a portion of the Senior Trust Certificates. Currently, there are U.S.$464 million in Senior Certificates outstanding.
We have used the capital markets to meet our financing needs since 2002, when we filed a shelf registration statement with the SEC on Form F-3.

As the support for the exports prepayment program, we sell fuel oil to utilities, refineries and traders. The following table sets forth our fuel oil export sales for the period from 2003 to 2007:

	2007	2006	2005	2004	2003
Millions of U.S.$	2,205.9	1,500.1	1,077.6	1,306.1	967.3
Millions of Barrels	39.6	67.3	25.5	47.5	38.4
Organizational Structure
All of our 22 direct subsidiaries listed below are incorporated under the laws of Brazil, except PifCo, Petrobras International Braspetro B.V. (PIB BV), Braspetro Oil Company (BOC), Braspetro Oil Services Company (Brasoil) and Petrobras Netherlands B.V. (PNBV), which are incorporated abroad. See Exhibit 8.1 for a complete list of our subsidiaries, including their full names, jurisdictions of incorporation and our percentage equity interest.

The following diagram sets forth our significant consolidated subsidiaries as of December 31, 2007:

PETROBRAS
BRAZIL
ABROAD
BR
Gaspetro
TBG
Petroquisa
Transpetro
Downstream
REFAP
Termorio
FAFEN Energia
Petrobras Comercializadora de Energia
Usina Termelétrica de Juiz de Fora
Petrobras Negocios Eletrônicos
Baixada Santista
5283
SFE—Soc. Fluminense de Energia
Termoceará
Termomacaé Ltda
Termomacaé Comercializadora de Energia
Fundo de Investimento Imobiliário RB Logística
PifCo
Brasoil
BOC
PNBV
PIB BV
PPSL
PPSL
PAI
Pasadena Refining Company

Property, Plants and Equipment
Petrobras
Our most important tangible assets are wells, platforms, refining facilities, pipelines, vessels and other transportation assets, and power plants. Most of these are located in Brazil. We own and lease our facilities and some owned facilities are subject to liens, although the value of encumbered assets is not material.

We have the right to exploit crude oil and gas reserves in Brazil under concession agreements, but the reserves themselves are the property of the government under Brazilian law. Item 4. “Information on the Company” includes a description of our reserves and sources of crude oil and natural gas, key tangible assets, and material plans to expand and improve our facilities.
PifCo
PifCo does not itself own or lease any material property, plant or equipment.
Regulation of the Oil and Gas Industry in Brazil
Regulatory Framework
Under Brazilian law, the Brazilian government owns all crude oil and natural gas reserves in Brazil. Between 1953 and 1997, the Brazilian government held a monopoly over the research, exploration, production, refining and transportation of crude oil and oil products in Brazil and its continental shelf, with the exception that companies that were engaged in refining and distribution in 1953 were permitted to continue those activities. We were the Brazilian government’s exclusive agent for exploiting its monopoly, including the importation and exportation of crude oil and oil products.
In 1995, as part of a comprehensive reform of the oil and gas regulatory system, the Brazilian Congress amended the Brazilian Constitution to authorize the Brazilian government to contract with any state or privately-owned company to carry out activities related to the upstream and downstream segments of the oil and gas sector. This amendment led to the enactment of the Oil Law, which provided for the establishment of a new regulatory framework, ended our exclusive agency and allowed competition in all aspects of the oil and gas industry in Brazil. Since that time, we have been operating in an environment of gradual deregulation and increasing competition.
The Oil Law also created an independent regulatory agency, the National Petroleum Agency. The ANP’s function is to regulate the oil, natural gas and renewable fuels industry in Brazil, and its mission is to create a competitive environment that will lead to the lowest price and best services for consumers. Its principal responsibilities include regulating concession terms for upstream development and awarding new exploration concessions.
The Oil Law granted us the exclusive right to exploit crude oil reserves in each of our producing fields for 27 years from the date when they were declared commercially profitable. The Oil Law also established a procedural framework for us to claim exclusive exploratory rights for a period of up to three years, later extended to five years, to areas where we could demonstrate that we had “established prospects” prior to the enactment of the Oil Law. In order to perfect our claim to explore and develop these areas, we had to demonstrate that we had the financial capacity to carry out these activities, either alone or through other cooperative arrangements.
See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Petrobras” for a discussion of the regulations governing our budget and strategic planning process.
Since Brazil is not a member of OPEC, neither Brazil nor we are bound by OPEC guidelines. However, to the extent that OPEC influences international crude oil prices, our prices are affected, as our prices are linked to international crude oil prices. We have been invited to attend OPEC meetings as an observer.
Price Regulation
Until the passage of the Oil Law in 1997, the Brazilian government had the power to regulate all aspects of the pricing of crude oil, oil products, ethanol, natural gas, electric power and other energy sources. In 2002, the government eliminated price controls for crude oil and oil products, although they retained regulation over certain natural gas sales contracts and electricity. Also in 2002, the Brazilian government established an excise tax on the sale and import of crude oil, oil products and natural gas products (Contribuição de Intervenção no Domínio Econômico, Contribution for Intervention in the Economic Sector, or CIDE).

Exploration and Development Regulation
According to the Oil Law and under our concession agreements with ANP, we are required to pay the government the following:
•
signature bonuses paid upon the execution of the concession agreement, which are based on the amount of the winning bid, subject to the minimum signature bonuses published in the relevant bidding guidelines (edital de licitação);

•
annual retention bonuses for the occupation or retention of areas available for exploration and production, at a rate established by the ANP in the relevant bidding guidelines based on the size, location and geological characteristics of the concession block;

•
special participation charges at a rate ranging from 0 to 40% of the net operating revenues derived from the production of the field. In 2007, we paid this tax on 20 of our fields, including Marlim, Albacora, Roncador, Leste do Urucu, Rio Urucu, Canto do Amaro, Marimbá, Marlim Sul, Namorado, Carapeba, Pampo, Albacora Leste, Barracuda, Caratinga, Cherne, Fazenda Alegre, Miranga, Carmópolis, Espadarte and Jubarte. Net revenues are gross revenues less royalties paid, investments in exploration, operational costs and depreciation adjustments and applicable taxes. The Special Participation Tax uses as a reference international oil prices converted to reais at the current exchange rate; and

•
royalties, typically at 5% and 10% of the value of production, are based on reference prices for crude oil or natural gas established in the relevant bidding guidelines and concession contract. In calculating royalty rates, the ANP also takes into account the geological risks and expected productivity levels for each concession. Virtually all our crude oil production is currently taxed at the maximum royalty rate.

The Oil Law also requires concessionaires of onshore fields to pay to the owner of the land a special participation fee that varies between 0.5% and 1.0% of the net operating revenues derived from the production of the field.
Environmental Regulations
All phases of the crude oil and natural gas business present environmental risks and hazards. Our facilities in Brazil are subject to a wide range of federal, state and local laws, regulations and permit requirements relating to the protection of human health and the environment. At the federal level, our offshore activities and those that involve more than one Brazilian state are subject to the regulatory authority of the Conselho Nacional do Meio Ambiente (National Council for the Environment, or CONAMA) and to the administrative authority of IBAMA, which issues operating and drilling licenses. We are required to submit reports, including safety and pollution monitoring reports (IOPP) to IBAMA in order to maintain our licenses. Onshore environmental, health and safety conditions are controlled at the state rather than federal level, and there is strict liability for environmental damage, mechanisms for enforcement of environmental standards and licensing requirements for polluting activities.
Individuals or entities whose conduct or activities cause harm to the environment are subject to criminal and administrative sanctions. Government environmental protection agencies may also impose administrative sanctions for noncompliance with environmental laws and regulations, including:
•	fines;
•	partial or total suspension of activities;
•	requirements to fund reclamation and environmental projects;
•	forfeit or restriction of tax incentives or benefits;
•	closing of the establishments or undertakings; and
•	forfeiture or suspension of participation in credit lines with official credit establishments.

We are subject to a number of administrative proceedings and civil and criminal claims relating to environmental matters. See Item 8. “Financial Information—Legal Proceedings—Environmental Claims.”
In 2007, we invested approximately U.S.$1,015 million in environmental projects, compared to approximately U.S.$645 million in 2006 and U.S.$521 million in 2005. These investments were primarily directed at reducing emissions and wastes resulting from industrial processes, managing water use and effluents, remedying impacted areas, implementing new environmental technologies, upgrading our pipelines and improving our ability to respond to emergency situations.
Health, Safety and Environmental Initiatives
The protection of human health and the environment is one of our primary concerns, and is essential to our success as an integrated energy company. We have created a Health, Safety and Environment (HSE) Management Committee composed of executive managers of our business units and directors of our subsidiaries BR Distribuidora and Transpetro. The Committee’s work is supported by three permanent subcommittees and one commission as well as by temporary commissions and work groups, each responsible for a specific HSE issue, such as licensing and environmental compensation, emissions and climate change, operational risk assessment, management of change, new projects and health management.
We have also created an Environmental Committee composed of three members of our board of directors. This committee’s responsibilities include: (i) overseeing and managing environmental and work safety issues affecting us; (ii) establishing measurable environmental targets and ensuring compliance; and (iii) recommending changes in environmental, health and safety policy, if necessary, to our board of directors. The Environmental Committee charter is awaiting approval by our board of directors.
Our actions to address health, safety and environmental concerns and ensure compliance with environmental regulations include:
•
PEGASO program to upgrade pipelines and other equipment, implement new technologies, improve our emergency response readiness, reduce emissions and residues and prevent environmental accidents. From April 2000 to December 2007, we spent approximately U.S.$4,648 million under this program, including the Programa de Integridade de Dutos (Pipeline Integrity Program) through which we conduct inspections of, and improvements to, our pipelines. In 2007, we spent approximately U.S.$567 million in connection with the PEGASO program;

•	new HSE policy and corporate guidelines, which focus on principles of sustainable development, compliance with legislation and environmental performance indicators;
•
ten environmental protection centers and thirteen advanced bases for oil spill prevention, control and response, local and regional, onshore and offshore oil spill contingency plans involving public services and communities, three dedicated oil spill recovery vessels (OSRVs) fully equipped for oil spill control and fire fighting;

•
ISO 14001 (environment) and OHSAS 18001 (health and safety) certification of our operating units. As of December 2007, Petrobras held 40 certificates for its operating units in Brazil and units abroad. Because some of those certificates cover more than one site, the total number of certified sites is 182 in Brazil and 20 abroad. The Frota Nacional de Petroleiros (National Fleet of Vessels) has been fully certified by the IMO International Management Code for Safe Operation of Ships and for Pollution Prevention (ISM Code) since December 1997;

•
regular and active engagement with the Brazilian Ministry of Mines and Energy and IBAMA, including negotiating new environmental compensation regulations and discussing environmental issues connected with new gas pipelines, oil and gas production projects and other aspects of our operations.

•
a new “Climate Change” strategic program, which aims to implement the highest standards in the energy industry regarding greenhouse gas management. By reducing the environmental impact of our operations, we will contribute to our sustainability and mitigate global climate change.

In addition, we conduct environmental studies for all new projects as required by Brazilian environmental legislation, and our HSE department evaluates every project with a total budget exceeding U.S.$25 million to confirm its compliance with all HSE requirements and adoption of the best HSE practices throughout the project’s life cycle.
In the past, we have experienced oil spills that resulted in fines from various state and federal environmental agencies, and several civil and criminal proceedings and investigations. In 2007, we experienced oil spills totaling 101,970 gallons of crude oil, compared to 77,402 gallons of crude oil in 2006 and 71,141 gallons in 2005.
We continue to evaluate and develop initiatives to address HSE concerns and to reduce our exposure to HSE risks.
Insurance
Our insurance programs focus principally on the concentration of risks and the importance and replacement value of assets, which we believe is customary for our industry. Under our risk management policy, risks associated with our principal assets, such as refineries, tankers, our fleet and offshore production and drilling platforms, are insured for their replacement value with third-party Brazilian insurers. Although the policies are issued in Brazil, most of our policies are reinsured abroad with reinsurers rated A- or higher by Standard & Poor’s rating agency or B+ or higher by A.M. Best. Part of our international operations are insured or reinsured by our Bermudian subsidiary Bear Insurance Company Limited following exactly the same rating criteria.
Less valuable assets, such as small auxiliary boats, certain storage facilities, and some administrative installations, are self-insured. We do not maintain coverage for business interruption, except for a minority of our international operations and a few specific assets in Brazil. We also do not maintain coverage for our wells for substantially all of our Brazilian operations. We maintain coverage for operational third-party liability with respect to our onshore and offshore activities, including environmental risks such as oil spills. Although we do not insure most of our pipelines, we have insurance against damage or loss to third parties resulting from specific incidents, as well as oil pollution. We also maintain coverage for risks associated with cargo, hull and machinery risk. All projects and installations under construction that have an estimated maximum loss above U.S.$50 million are covered by a construction policy.
The premium for renewing our domestic property risk insurance policy for a 12-month period commencing June 2007 was U.S.$26.2 million. This represented a decrease of 24.1% over the preceding 12-month period. The decrease was primarily due to the softening conditions of the insurance market. We had an increase in the insured value of our assets, which in the same period, increased by 10.4%, from U.S.$43.2 billion to U.S$47.7 billion. Since 2001, our risk retention has increased and our deductibles may reach U.S.$50 million in certain cases.
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
Management’s Discussion and Analysis of Petrobras’ Financial Condition and Results of Operations
You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-2 of this annual report.
Overview
We earn income from:
•
domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, ethanol, electricity and petrochemical products;

•	export sales, which consist primarily of sales of crude oil and oil products;
•	international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and
•	other sources, including services, investment income and foreign exchange gains.
Our expenses include:
•
costs of sales (which are composed of labor expenses, operating costs and purchases of crude oil and oil products); maintaining and repairing property, plant and equipment; depreciation and amortization of fixed assets; depletion of oil fields; and exploration costs;

•	selling (which include expenses for transportation and distribution of our products), general and administrative expenses; and
•	interest expense, monetary and foreign exchange losses.
Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:
•	the volume of crude oil, oil products and natural gas we produce and sell;
•	changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;
•	related changes in the domestic prices of crude oil and oil products, which are denominated in reais;
•	fluctuations in the real/U.S. dollar and Argentine peso/U.S. dollar exchange rates; and
•	the amount of production taxes that we are required to pay with respect to our operations.
Sales Volumes and Prices
The profitability of our operations in any particular accounting period is related to the sales volume of, and prices for, the crude oil, oil products and natural gas that we sell. Our consolidated net sales in 2007 totaled approximately 1,182,235 thousand barrels of crude oil equivalent, representing U.S.$87,735 million in net operating revenues, compared to 1,104,723 thousand barrels of crude oil equivalent, representing U.S.$72,347 million in net operating revenues in 2006 and approximately 1,025,033 thousand barrels of crude oil equivalent, representing U.S.$56,324 million in net operating revenues in 2005.
As a vertically integrated company, we process most of our crude oil production in our refineries and sell the refined oil products primarily in the Brazilian domestic market. Therefore, it is oil product prices, rather than crude oil prices, that most directly affect our financial results. Nonetheless, as crude oil production increases, and as exports increase, the increase in crude oil production will have a greater relative importance.
Oil product prices vary over time as the result of many factors, including the price of crude oil. The average prices of Brent crude, an international benchmark oil, were approximately U.S.$72.52 per barrel in 2007, U.S.$65.14 per barrel in 2006 and U.S.$54.38 per barrel in 2005. For December 2007, Brent crude oil prices averaged U.S.$90.97 per barrel. Crude oil prices have been showing volatility in the first quarter of 2008, averaging U.S.$ 96.56 per barrel. During 2007, we did not announce any increases in our prices for gasoline and diesel in the domestic market.
During 2007, approximately 69.2% of our net operating revenues were derived from sales of crude oil and oil products in Brazil, compared to 69.7% in 2006 and 72.4% in 2005. As export volumes of crude oil and oil products have increased, domestic sales as a percentage of net operating revenues have declined.

Our revenues are principally derived from sales in Brazil. The following table sets forth our domestic sales by volume of oil products, natural gas and ethanol for each of 2007, 2006 and 2005:

	For the Year Ended December 31,
	2007			2006			2005
		Net	Net		Net	Net		Net	Net
		Average	Operating		Average	Operating		Average	Operating
	Volume	Price	Revenues	Volume	Price	Revenues	Volume	Price	Revenues
	(mbbl,			(mbbl,			(mbbl,
	except as			except as			except as
	otherwise	(U.S.$)	(U.S.$	otherwise	(U.S.$)	(U.S.$	otherwise	(U.S.$)	(U.S.$
	noted)	(1)	million)	noted)	(1)	million)	noted)	(1)	million)
Energy products:
Automotive gasoline	109,654	83.73	9,181	112,541	73.86	8,312	104,901	60.08	6,302
Diesel	257,304	96.42	24,809	245,159	83.65	20,507	242,831	68.20	16,561
Ethanol	62	80.65	5	59	67.80	4	126	23.79	3
Fuel oil (including bunker fuel)	38,647	55.89	2,160	36,340	47.47	1,725	36,243	40.81	1,479
Liquefied petroleum gas	75,326	40.36	3,040	73,382	36.00	2,642	77,891	34.55	2,691

Total energy products	480,993		39,195	467,481		33,190	461,992		27,036
Non-energy products:
Petrochemical naphtha	60,609	73.92	4,480	60,197	63.31	3,811	57,281	53.49	3,064
Others	100,920	84.91	8,569	96,369	63.09	6,080	80,953	58.36	4,724

Total non-energy products	161,529		13,049	156,566		9,891	138,234		7,788

Natural gas (boe)	90,520	31.27	2,831	88,839	26.27	2,334	83,090	21.77	1,809

Sub-total	733,042		55,075	712,886	63.71	45,415	683,316	53.61	36,633
Distribution net sales	229,941	99.56	22,894	204,649	91.46	18,718	201,347	78.53	15,811
Intercompany net sales	(220,208)	78.29	(17,241)	(195,903)	69.89	(13,692)	(187,268)	62.22	(11,651)

Total domestic market	742,775	81.76	60,728	721,632	69.90	50,441	697,395	58.49	40,793

Export net sales	225,570	73.20	16,512	259,630	55.39	14,381	187,008	47.80	8,938
International net sales	134,949	35.12	4,739	73,363	62.72	4,601	64,860	48.41	3,140
Others	78,941	65.67	5,184	50,098	47.87	2,398	75,770	40.09	3,038

Sub-total	439,460	60.15	26,435	383,091	55.81	21,380	327,638	46.14	15,116

Services	—	—	572	—	—	526	—	—	415

Consolidated net sales	1,182,235		87,735	1,104,723		72,347	1,025,033		56,324

(1)	Net average price calculated by dividing net sales by the volume for the year.
Effect of Taxes on Our Income
In addition to taxes paid on behalf of consumers to federal, state and municipal governments, such as the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS, we are required to pay three principal charges on our oil production activities in Brazil: royalties, special participation and retention bonuses. See Item 4. “Information on the Company—Regulation of the Oil and Gas Industry in Brazil—Exploration and Development Regulation” and Item 3. “Key Information—Risk Factors—Risks Relating to Brazil.”
These charges imposed by the Brazilian government are included in our cost of goods sold. In addition, we are subject to tax on our income at an effective rate of 25% and a social contribution tax at an effective rate of 9%, the standard corporate tax rate in Brazil. See Note 3 to our audited consolidated financial statements.
Inflation and Exchange Rate Variation
Inflation
Since the introduction of the real as the Brazilian currency in July 1994, inflation in Brazil has remained relatively stable, although it increased markedly in 2002. Inflation was 4.46% in 2007, 3.14% in 2006 and 5.69% in 2005, as measured by IPCA, the National Consumer Price Index. Inflation has had, and may continue to have, effects on our financial condition and results of operations.

Exchange Rate Variation
Since we adopted the real as our functional currency in 1998, fluctuations in the value of the real against the U.S. dollar have had multiple effects on our results of operations.
Our reporting currency for all periods is the U.S. dollar. We maintain our financial records in reais, and translate our statements of operations into U.S. dollars at the average rate for the period. Although substantially all of our revenues are in reais, they have been, and continue to be, linked to U.S. dollar-based international prices, since virtually all of our sales are of crude oil or oil products. When the real strengthens relative to the U.S. dollar as it has done since 2003, the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. When the real strengthens, prices for our products when expressed in reais may remain constant, while in dollar terms they increase. In 2007, there was a 10.5% appreciation of the real against the U.S. dollar, compared to an appreciation of 10.7% in 2006 and 16.8% in 2005.
If the real were to depreciate against the U.S. dollar, our prices when expressed in dollars would decline, unless we raised prices.
Foreign currency translation adjustments have a significant impact on the balance sheet of a company such as ours, whose assets are primarily denominated in reais, but whose liabilities are primarily denominated in foreign currencies. Asset values increase when the real appreciates. The changes in our asset values are charged to shareholders’ equity, but do not necessarily affect our cash flows, since our revenues and cash earnings are to a large degree linked to the U.S. dollar, and a portion of our operating expenses are linked to the real. See Note 2 of our audited consolidated financial statements for the year ended December 31, 2007, for more information about the translation of Brazilian real amounts into U.S. dollars.
The exchange rate variation also affects the amount of retained earnings available for distribution by us when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared in accordance with Brazilian accounting principles increase or decrease when measured in U.S. dollars as the real appreciates or depreciates against the U.S. dollar. In addition, the exchange rate variation creates foreign exchange gains and losses that are included in our results of operations determined in accordance with Brazilian accounting principles and that affect the amount of our unretained earnings available for distribution.

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

	2007	2006	2005
Crude Oil and NGL Production (mbbl/d):
Brazil	1,792	1,778	1,684
International	112	130	163
Non-consolidated international production(1)	14	12	—

Total Crude Oil and NGL Production	1,918	1,920	1,847

Change in Crude Oil and NGL Production	-0.1%	4.0%	11.2%
Average Sales Price for Crude (U.S.$/barrel):
Brazil	61.57	54.71	45.42
International	50.46	44.02	34.91
Natural Gas Production (mmcf/d):
Brazil	1,638	1,660	1,644
International	648	595	576
Non-consolidated international production(1)	12	12	—

Total Natural Gas Production	2,298	2,267	2,220

Change in Natural Gas Production (sold only)	1.4%	2.2%	3.1%
Average Sales Price for Natural Gas (U.S.$/mcf):
Brazil	5.86	2.61	2.17
International	2.68	2.16	1.64
Year-end Exchange Rate (Reais/U.S.$)	1.77	2.14	2.34
Appreciation (Depreciation) during the year(2)	17.2%	8.7%	11.8%
Average Exchange Rate for the year (Reais/U.S.$)	1.95	2.18	2.44
Appreciation (Depreciation) during the year(3)	10.5%	10.7%	16.8%
Inflation Rate (IPCA)	4.5%	3.1%	5.7%

(1)	Non-consolidated companies in Venezuela.

(2)	Based on year-end exchange rate.

(3)	Based on average exchange rate for the year.
Results of Operations—2007 compared to 2006
Virtually all of our revenues and expenses for our Brazilian activities are denominated and payable in reais. When the real strengthens relative to the U.S. dollar as it did in 2007 (10.5%) and 2006 (10.7%), the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. However, the appreciation of the real against the U.S. dollar affects the line items discussed below in different ways. The following comparison between our results of operations in 2007 and 2006 is also impacted by the increase in the value of the real against the U.S. dollar during that period. See Note 2 of our audited consolidated financial statements for the year ended December 31, 2007, for more information about the translation of Brazilian real amounts into U.S. dollars.
Certain prior year amounts have been reclassified to conform to current year presentation standards. These reclassifications had no impact on the Company’s net income.
Revenues
Net operating revenues increased 21.3% to U.S.$87,735 million for 2007, compared to U.S.$72,347 million for 2006. This increase was primarily attributable to higher sales volumes and prices for our products in domestic and international markets.
Consolidated sales of products and services increased 19.7% to U.S.$112,425 million for 2007, compared to U.S.$93,893 million for 2006, primarily due to the increases mentioned above.

Included in sales of products and services are the following amounts that we collected on behalf of federal or state governments:
•
Value-added taxes, social security contributions payable on sales and financial revenues called PASEP and COFINS, and other taxes on sales and services and social security contributions. These taxes increased 15.4% to U.S.$20,668 million for 2007, compared to U.S.$17,906 million for 2006, primarily due to higher prices and sales volumes; and

•
CIDE, the per-transaction fee due to the Brazilian government, increased 10.5% to U.S.$4,022 million for 2007, compared to U.S.$3,640 million for 2006, primarily due to higher prices and sales volumes.

Cost of Sales (Excluding Depreciation, Depletion and Amortization)
Cost of sales for 2007 increased 23.9% to U.S.$49,789 million, compared to U.S.$40,184 million for 2006. This increase was principally a result of:
•	a U.S.$2,472 million increase in the cost of imports due to higher volumes and prices;
•	a U.S.$2,443 million increase in costs associated with a 10.7% increase in our international market prices, including costs related to Pasadena Refinery;
•	a U.S.$1,567 million increase in costs associated with a 10.7% increase in our international market sales volumes, including costs related to Pasadena Refinery;
•	a U.S.$505 million increase in costs for our international trading activities, due to increases in volume from offshore operations conducted by PifCo; and
•
a U.S.$249 million increase in production taxes and charges imposed by the Brazilian government totaling U.S.$7,692 million for 2007, compared to U.S.$7,443 million for 2006. This increase in production taxes and charges includes a special participation charge (an extraordinary charge payable in the event of high production and/or profitability from our fields) of U.S.$3,933 million for 2007, compared to U.S.$3,885 million for 2006.

Depreciation, Depletion and Amortization
We calculate depreciation, depletion and amortization of most of our exploration and production assets using the units of production method. Depreciation, depletion and amortization expenses increased 50.9% to U.S.$5,544 million for 2007, compared to U.S.$3,673 million for 2006. This increase resulted from higher capital spending and increased depletion and amortization charges relating to increased oil and gas production.
Exploration (Including Exploratory Dry Holes)
Exploration costs, including costs for exploratory dry holes, increased 52.4% to U.S.$1,423 million for 2007, compared to U.S.$934 million for 2006. This increase was primarily attributable to a U.S.$243 million increase in expenses for international seismic activities, and a U.S.$99 million increase in expenses related to dry holes in international operations.
Impairment of Oil and Gas Properties
For 2007, we recorded an impairment charge of U.S.$271 million, compared to U.S.$21 million for 2006. The impairment charge was related primarily to international investments, principally in Ecuador (U.S.$174 million) due to tax and legal changes implemented by the government; the United States (U.S.$39 million) and Angola (U.S.$13 million). The impairment charge in 2006 was related primarily to our Córrego de Pedras on-shore field in Brazil. See Note 9(b) and 9(d) to our audited consolidated financial statements for the year ended December 31, 2007.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased 29.6% to U.S.$6,250 million for 2007, compared to U.S.$4,824 million for 2006.

Selling expenses increased 23.5% to U.S.$2,956 million for 2007 from U.S.$2,394 million for 2006. This increase was primarily attributable to:
•	approximately U.S.$182 million in higher transportation costs due mainly to increased exports; and
•	approximately U.S.$75 million in higher personnel expenses.
General and administrative expenses increased 35.6% to U.S.$3,294 million for 2007 from U.S.$2,430 million for 2006. This increase was primarily attributable to:
•	approximately U.S.$309 million in increased personnel expenses; and
•	approximately U.S.$229 million in additional technical consulting services due to increased outsourcing of selected non-core general activities.
Research and Development Expenses
Research and development expenses increased 20.7% to U.S.$881 million for 2007 from U.S.$730 million for 2006. This increase was primarily due to higher costs for training the technical workforce and research and development for production from current reserves and new exploratory frontiers.
Other Operating Expenses
Other operating expenses increased to a total of U.S.$2,136 million for 2007, from U.S.$1,120 million for 2006.
The most significant charges for 2007 were:
•	U.S.$498 million expense related to changes in Petros Pension Plan regulations;
•	U.S.$235 million expense related to the implementation of our new salary plan;
•	U.S.$211 million expense for losses resulting from legal proceedings and contingencies related to pending lawsuits;
•	U.S.$244 million expense for health, safety and environment (HSE);
•	U.S.$649 million expense for institutional relations and cultural projects;
•	U.S.$65 million expense for unscheduled stoppages of plant and equipment; and
•	U.S.$176 million expense for idle capacity from thermoelectric power plants.
The most significant charges for 2006 were:
•	U.S.$568 million expense for institutional relations and cultural projects;
•	U.S.$238 million expense for idle capacity from thermoelectric power plants;
•	U.S.$133 million expense for HSE;
•	U.S.$75 million expense for losses resulting from legal proceedings and contingencies related to pending lawsuits;
•	U.S.$64 million expense for unscheduled stoppages of plant and equipment; and
•	U.S.$32 million gain related to recovery of exploration expenses in Nigeria.
Equity in Results of Non-Consolidated Companies
Equity in results of non-consolidated companies increased to U.S.$235 million for 2007, compared to U.S.$28 million in 2006, primarily as a result of the increase in gains in investments in affiliated companies of Petrobras Gás S.A—Gaspetro (U.S.$71 million), Petrobras Química S.A.—Petroquisa (U.S.$62 million) and Petrobras International Braspetro B.V—PIB (U.S.$37 million).

Financial Income
We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.
Financial income increased 22.5% to U.S.$1,427 million for 2007 compared to U.S.$1,165 million for 2006. This increase was primarily attributable to the increase in financial interest income from investments in the amount of U.S.$258 million in, 2007 compared to 2006. A breakdown of financial income and expenses is set forth in Note 13 of our audited consolidated financial statements for the year ended December 31, 2007.
Financial Expenses
Financial expenses decreased 58.7% to U.S.$554 million for 2007, compared to U.S.$1,340 million for 2006. This decrease was primarily attributable to a decrease of U.S.$414 million in losses on derivative instruments and U.S.$122 million in losses on repurchased securities in 2007 compared to 2006. A breakdown of financial income and expenses is set forth in Note 13 of our audited consolidated financial statements for the year ended December 31, 2007.
Monetary and Exchange Variation on Monetary Assets and Liabilities, Net
Monetary and exchange variation on monetary assets and liabilities, net generated a loss of U.S.$1,455 million for 2007, compared to a gain of U.S.$75 million for 2006. The increase in monetary and exchange variation on monetary assets and liabilities, net is primarily attributable to the increase in the appreciation of the real from 8.7% to 17.2% on dollar-denominated investments both in Brazil (via our Exploration and Production segment) and abroad (via our International segment and financial investments).
Employee Benefit Expense for Non-Active Participants
The employee benefit expense for non-active participants consists of financial costs associated with our expected pension and health care costs. Our employee benefit expense for non-active participants decreased 2.7% to U.S.$990 million for 2007, compared to U.S.$1,017 million for 2006. This decrease was primarily attributable to a decrease in employee benefit expense for non-active participants of U.S.$146 million, primarily due to higher expected market return on plan assets during 2007.
Other Taxes
Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, increased 11.4% to U.S.$662 million for 2007, compared to U.S.$594 million for 2006.
Other Expenses, Net
Other expenses, net are primarily gains and losses recorded on sales of fixed assets and certain other non-recurring charges. Other expenses, net decreased to a loss of U.S.$143 million for 2007, compared to a loss of U.S.$17 million for 2006, primarily due to expenses from damage to third-party equipment installed in wells in the Campos Basin (U.S.$71 million) and the write-off of Exploration and Production-related sunk costs (U.S.$53 million).
Income Tax (Expense) Benefit
Income before income taxes and minority interest increased 0.7% to U.S.$19,299 million for 2007, compared to U.S.$19,161 million for 2006. Income tax expense increased 3.5% to U.S.$5,888 million for 2007, compared to U.S.$5,691 million for 2006. The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is set forth in Note 3 of our audited consolidated financial statements for the year ended December 31, 2007.

Net Income by Business Segment
We measure performance at the segment level on the basis of net income. Following is a discussion of the net income of our six business segments at December 31, 2007, compared to December 31, 2006.

	Year ended December 31,
	2007	2006
	(U.S.$ million)
Exploration and Production	14,072	11,942
Supply	2,785	2,533
Distribution	446	298
Gas and Energy	(834)	(505)
International	(815)	123
Corporate	(1,796)	(1,436)
Eliminations	(720)	(129)

Net income	13,138	12,826

Exploration and Production
Our Exploration and Production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in domestic and foreign markets, transfers of natural gas to our Gas and Energy segment and sales of oil products produced at natural gas processing plants.
Consolidated net income for our Exploration and Production segment increased 17.8% to U.S.$14,072 million for 2007, compared to U.S.$11,942 million for 2006.
This result was primarily attributable to an increase of U.S.$6,253 million in net operating revenues, primarily related to: (1) higher sales prices for oil in Brazil; (2) a 0.8% increase in crude oil and NGL production; and (3) higher transfer prices to our other segments for natural gas due to new methodology that takes into consideration natural gas substitutes such as fuel oil as well as international natural gas prices.
These effects were partially offset by:
•	an increase of U.S.$1,492 million in cost of sales as a result of higher lifting costs and production taxes when expressed in U.S. dollars, as well as slightly increased production;
•
an increase of U.S.$1,169 million in depreciation, depletion and amortization primarily as result of increased capital expenditures, depletion expenses associated with our increased crude oil and natural gas production; and

•	an increase of U.S.$214 million in other operating expenses, mainly attributable to a one-time charge of U.S.$104 million related to amendments in Petros Plan regulations.
Supply
Our Supply segment includes refining, transportation, export and purchase of crude oil, as well as the purchase and sale of oil products and fuel alcohol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our domestic fertilizer plants.
Consolidated net income for our Supply segment increased 9.9% to U.S.$2,785 million for 2007, compared to U.S.$2,533 million for 2006.
This increase was primarily a result of an increase of U.S.$11,590 million in net operating revenues, mainly attributable to: (1) higher sales volumes; (2) higher average prices for our products sold in Brazil, despite constant prices in reais for diesel, gasoline and LPG as the appreciation of the real yielded higher revenues when expressed in U.S. dollars; and (3) higher international prices for oil products exports.

These effects were partially offset by:
•
an increase of U.S.$10,069 million in the cost of sales, mainly attributable to a rise in the cost and volume of domestic and imported crude oil and an increase in the cost and volume of imported oil products, primarily diesel. Higher refining costs also contributed to the increased cost of sales;

•	a 47.1% increase of U.S.$640 million in selling, general and administrative expenses as a result of higher selling expenses, due to increased sales volumes and increased personnel expenses;
•	a 61.0% increase of U.S.$408 million in depreciation, depletion and amortization primarily as result of higher capital expenditures to upgrade and modernize our refineries; and
•
an increase of U.S.$179 million in other operating expenses, mainly attributable to a one-time charge of U.S.$61 million related to amendments in Petros Plan regulations and a U.S.$69 million expense related to HSE.

Distribution
Our Distribution segment comprises oil product and ethanol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A.—BR, in Brazil.
Consolidated net income for our Distribution segment increased 49.7% to U.S.$446 million for 2007, compared to U.S.$298 million for 2006. This result reflected an increase of U.S.$4,639 million in net operating revenues, primarily resulting from higher sales volumes.
These effects were partially offset by an increase of U.S.$4,157 million in cost of sales, mainly due to higher sales volumes.
Gas and Energy
Our Gas and Energy segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic natural gas transportation, natural gas distribution and thermoelectric power generation.
Our Gas and Energy segment registered a net loss of U.S.$834 million for 2007, compared to a net loss of U.S.$505 million for 2006. This increase in our net loss was primarily attributable to:
•	a U.S.$890 million increase in cost of sales, primarily due to higher natural gas costs; and
•	an increase of U.S.$257 million in other operating expenses, mainly attributable to a U.S.$240 million expense related to the payment of contractual fines related to gas and electricity supply.
These effects were partially offset by an increase of U.S.$822 million in net operating revenues as a result of: (1) higher sales price for natural gas; and (2) a 2.1% increase in natural gas sales volume.
International
The International segment comprises our activities in other countries, which include Exploration and Production, Supply, Distribution and Gas and Energy. Our International segment generated a net loss of U.S.$815 million in 2007, compared to net income of U.S.$123 million in 2006. This decrease was primarily attributable to:
•
higher cost of sales in the amount of U.S.$2,954 million, primarily as a result of: (1) the consolidation of the Pasadena refinery acquired in 2006; and (2) increased lifting cost, primarily in Argentina;

•	an increase of U.S.$342 million in exploration and drilling expenses, mainly in Turkey, Angola, Iran, Argentina, Libya, and Venezuela;
•	an increase of U.S.$225 million in impairment expenses, mainly in Ecuador, the United States and Angola;
•	an increase of U.S.$151 million in selling, general and administrative expenses, due to increased operations by our foreign subsidiaries, corporate acquisitions and the formation of new companies; and
•
an increase of U.S.$150 million in depreciation, depletion and amortization primarily as result of an increase in capital expenditures related to property, plant and equipment associated with our crude oil and natural gas production.

These increases were partially offset by:
•
an increase of U.S.$3,030 million in net operating revenues as a result of the consolidation of the Pasadena refinery and an increase in petrochemical business revenues in Argentina, partially offset by the exclusion of revenues from Venezuelan operations from our consolidated results.

Corporate
Our Corporate segment includes our financing activities not attributable to other segments, including corporate financial management, central administrative overhead and actuarial expenses related to our pension and health care plans for inactive participants.
Consolidated net loss for our Corporate segment increased to U.S.$1,796 million in 2007, compared to a net loss of U.S.$1,436 million in 2006. This larger net loss was primarily affected by the following items:
•
a 38.2% increase in selling, general and administrative expenses, in the amount of U.S.$436 million, mainly due to personnel expenses due to staffing for our planned growth as well as increased activity in 2007, a new salary plan to make our salaries more competitive with the Brazilian labor market and the renewal of a collective bargaining agreement; and

•	a one-time charge of U.S.$305 million included in other operating expenses related to the amendments in Petros Pension Plan regulations.
These effects were partially offset by a decrease in income tax expense in the amount of U.S.$601 million due to the additional tax incentives in relating to operations in the region covered by the Northeast Development Agency (ADENE).
Results of Operations—2006 compared to 2005
The following comparison is also impacted by the increase in the value of the real against the U.S. dollar during 2006 (10.7%) and 2005 (16.8%). See Note 2 of our audited consolidated financial statements for the year ended December 31, 2006, for more information about the translation of Brazilian real amounts into U.S. dollars.
The exchange variation resulting from monetary assets and liabilities related to operations of consolidated subsidiaries whose functional currency is not reais are not eliminated in the consolidation process and such results are accounted for as cumulative translation adjustments.
Certain prior year amounts have been reclassified to conform to current year presentation standards. These reclassifications had no impact on the Company’s net income.
Revenues
Net operating revenues increased 28.4% to U.S.$72,347 million for 2006, compared to U.S.$56,324 million for 2005. This increase was primarily attributable to higher prices for our products in the domestic and international markets and higher sales volumes.
Consolidated sales of products and services increased 26.8% to U.S.$93,893 million for 2006, compared to U.S.$74,065 million for 2005, primarily due to the increases mentioned above.
Included in sales of products and services are the following amounts that we collected from customers on behalf of federal or state governments:
•
Value-added, PASEP, COFINS and other taxes on sales and services and social security contributions. These taxes increased 21.9% to U.S.$17,906 million for 2006, compared to U.S.$14,694 million for 2005, primarily due to higher prices and sales volumes; and

•	CIDE, the per-transaction fee, increased 19.5% to U.S.$3,640 million for 2006, compared to U.S.$3,047 million for 2005, primarily due to higher sales volumes.

Cost of Sales (Excluding Depreciation, Depletion and Amortization)
Cost of sales for 2006 increased 34.7% to U.S.$40,184 million, compared to U.S.$29,828 million for 2005. This increase was principally a result of:
•	a U.S.$3,376 million increase in the cost of imports due to higher prices and volumes;
•	a U.S.$2,588 million increase in costs associated with a 19.4% increase in our international market sales volumes;
•
a U.S.$2,033 million increase in production taxes and charges imposed by the Brazilian government totaling U.S.$7,443 million for 2006, compared to U.S.$5,410 million for 2005. This increase was due to higher international oil prices, a new interpretation by the ANP prohibiting the deductibility of charges associated with project financing for the Marlim field, and an increase in the special participation charge (an extraordinary charge payable in the event of high production and/or profitability from our fields) of U.S.$3,885 million for 2006, compared to U.S.$3,016 million for 2005, as a result of higher international oil prices and an increase of U.S.$249 million due to the new interpretation by the ANP mentioned above;

•	a U.S.$187 million expense related to gas produced and re-injected in reserves in the Solimões, Campos and Espírito Santo basins; and
•	a U.S.$156 million increase in PifCo’s international trading costs due to higher volumes and prices from offshore operations.
Depreciation, Depletion and Amortization
We calculate depreciation, depletion and amortization of most of our exploration and production assets using the units of production method. Depreciation, depletion and amortization expenses increased 25.5% to U.S.$3,673 million for 2006, compared to U.S.$2,926 million for 2005. This increase resulted from higher capital spending.
Exploration (Including Exploratory Dry Holes)
Exploration costs, including for exploratory dry holes, decreased 7.4% to U.S.$934 million for 2006, compared to U.S.$1,009 million for 2005. This decrease was primarily attributable to the U.S.$71 million of gains resulting from the revision of estimated costs related to the abandonment of wells, and to the decrease of U.S.$109 million in expenses related to dry holes.
Impairment of Oil and Gas Properties
For 2006, we recorded an impairment charge of U.S.$21 million, compared to an impairment charge of U.S.$156 million for 2005. The impairment charge in 2006 related primarily to our Três Marias, Trilha and Córrego de Pedras fields in Brazil. The impairment charge in 2005 related primarily to a U.S.$134 million loss in our Venezuelan investments caused by tax and legal changes associated with nationalization measures. See note 9(c) and 9(e) to our audited consolidated financial statements for the year ended December 31, 2006.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased 7.8% to U.S.$4,824 million for 2006, compared to U.S.$4,474 million for 2005.
Selling expenses increased 11.8% to U.S.$2,394 million for 2006 from U.S.$2,141 million in 2005. This increase was primarily attributable to the following:
•	approximately U.S.$43 million in higher material consumption costs;
•	approximately U.S.$23 million in higher personnel expenses; and
•	approximately U.S.$13 million in higher transportation costs.

General and administrative expenses increased 4.2% to U.S.$2,430 million for 2006 from U.S.$2,333 million in 2005.
Research and Development Expenses
Research and development expenses increased 83.0% to U.S.$730 million for 2006, compared to U.S.$399 million for 2005. This increase was primarily due to:
•	a provision for investments in the amount of approximately U.S.$249 million related to ANP regulations; and
•	U.S.$31 million in environmental safety investments, including deepwater and refining technologies.
Other Operating Expenses
Other operating expenses decreased 22.9% to a total of U.S.$1,120 million for 2006 from U.S.$1,453 million in 2005.
The most significant charges for 2006 were:
•	U.S.$568 million expense for institutional relations and cultural projects;
•	U.S.$133 million expense for HSE;
•	U.S.$238 million expense for idle capacity from thermoelectric power plants;
•	U.S.$75 million expense for losses resulting from legal proceedings and contingencies related to pending lawsuits;
•	U.S.$64 million expense for unscheduled stoppages of plant and equipment; and
•	U.S.$32 million gain related to recovery of exploratory expenses in Nigeria.
The most significant charges for 2005 were:
•	U.S.$457 million expense for idle capacity, penalties and contingencies related to thermoelectric power plants;
•	U.S.$397 million expense for institutional relations and cultural projects;
•
U.S.$255 million loss related to the exchange of assets between us and Repsol that occurred in 2001. See Note 10(b) to our audited consolidated financial statements for the year ended December 31, 2006;

•	U.S.$139 million expense for losses resulting from legal proceedings and contingencies related to pending lawsuits;
•	U.S.$64 million expense for unscheduled stoppages of plant and equipment; and
•	U.S.$61 million expense related to contractual losses from compliance with our ship or pay commitments with respect to our investments in the OCP pipeline in Ecuador.
Equity in Results of Non-Consolidated Companies
Equity in results of non-consolidated companies decreased 79.9% for a gain of U.S.$28 million for 2006, compared to a gain of U.S.$139 million in 2005, primarily as a result of losses in investments in certain affiliated companies of Petrobras Distribuidora S.A.—BR, in the amount of U.S.$52 million and in certain affiliated companies of Petrobras S.A., in the amount of U.S.$43 million.

Financial Income
We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.
Financial income increased 64.1% to a gain of U.S.$1,165 million for 2006 compared to U.S.$710 million for 2005. This increase was primarily attributable to a U.S.$229 million increase in financial interest income from investments and a U.S.$147 million increase in financial income from customers. A breakdown of financial income and expenses is disclosed in Note 13 to our audited consolidated financial statements for the year ended December 31, 2006.
Financial Expenses
Financial expenses increased 12.7% to U.S.$1,340 million for 2006, compared to U.S.$1,189 million for 2005. This increase was primarily attributable to a U.S.$378 million increase in losses on derivatives instruments principally due to the cancellation of a gas hedge contract, and U.S.$143 million in losses on repurchased securities. These increases were partially offset by a U.S.$389 million increase in capitalized interest associated with crude oil and natural gas projects. A breakdown of financial income and expenses is disclosed in Note 13 to our audited consolidated financial statements for the year ended December 31, 2006.
Monetary and Exchange Variation on Monetary Assets and Liabilities, Net
Monetary and exchange variation on monetary assets and liabilities, net generated a gain of U.S.$75 million for 2006, compared to a gain of U.S.$248 million for 2005. This decrease is primarily attributable to the effect of the 8.7% appreciation of the real against the U.S. dollar during 2006, compared to the 11.8% appreciation of the real against the U.S. dollar during 2005.
Employee Benefit Expense for Non-Active Participants
The employee benefit expense for non-active participants consists of financial costs associated with expected pension and health care costs. Our employee benefit expense for non-active participants increased 2.3% to U.S.$1,017 million for 2006, compared to U.S.$994 million for 2005. This increase was partially offset by a U.S.$96 million decrease in employee benefit expense for non-active participants due to an increase in expected return on plan assets in 2006.
Other Taxes
Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, increased 59.2% to U.S.$594 million for 2006, compared to U.S.$373 million for 2005. This increase was primarily attributable to:
•	U.S.$54 million in higher PASEP/COFINS tax related to the increase in financial income;
•	U.S.$49 million in higher CPMF, a tax payable in connection with certain bank account transactions;
•
U.S.$48 million in higher taxes related to the increase in operations with SPEs, mainly with Companhia Locadora de Equipamentos Petrolíferos—CLEP, Nova Transportadora do Sudeste—NTS and Nova Transportadora do Nordeste—NTN; and

•	U.S.$12 million in higher taxes in Colombia and Bolivia related to foreign remittance accounts and dividends.
Other Expenses, Net
Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets and certain other non-recurring charges. Other expenses, net decreased 39.3% to U.S.$17 million for 2006, compared to U.S.$28 million for 2005, primarily due to the decrease in expenses related to non-producing platforms.

Income Tax (Expense) Benefit
Income before income taxes, minority interest and extraordinary gain increased 31.3% to U.S.$19,161 million for 2006, compared to U.S.$14,592 million for 2005. The income tax expense increased 28.1% to U.S.$5,691 million for 2006, compared to U.S.$4,441 million for 2005, primarily due to the increase in income mentioned above. This increase was partially offset by the additional tax benefits related to the provisioning of interest on shareholders’ equity that amounted to U.S.$994 million for 2006, compared to U.S.$791 million in tax benefits related to the same for 2005. The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is disclosed in Note 3 to our audited consolidated financial statements for the year ended December 31, 2006.
Extraordinary Gain, Net of Taxes
We recorded an extraordinary gain, net of taxes, in the amount of U.S.$158 million due to the Escalators Liquidation Agreement entered into on December 29, 2005, and effective as from January 1, 2006, related to a contingent purchase price adjustment on the exchange of assets between us and Repsol that occurred in 2001. See Note 10(b) to our audited consolidated financial statements for the year ended December 31, 2006.
Net Income by Business Segment
Following is a discussion of the net income of our six business segments at December 31, 2006, compared to December 31, 2005.

	Year ended December 31,
	2006	2005
	(U.S.$ million)
Exploration and Production	11,942	9,469
Supply	2,533	2,245
Distribution	298	311
Gas and Energy	(505)	(342)
International	123	526
Corporate	(1,436)	(1,390)
Eliminations	(129)	(475)

Net income	12,826	10,344

Exploration and Production
Consolidated net income for our exploration and production segment increased 26.1% to U.S.$11,942 million for 2006, compared to U.S.$9,469 million for 2005. This rise was primarily attributable to: (1) a U.S.$6,914 million increase in net operating revenues, primarily related to the 5.6% increase in oil and NGL production; (2) a 27.4% increase in oil exports; and (3) the 20.5% increase in the average domestic price for sale/transfer (U.S.$/b), despite the fact that the spread between the average price of sold/transferred domestic oil and the average Brent price rose from U.S.$8.96/b in 2005, to U.S.$10.43/b in 2006.
These effects were partially offset by the following items:
•	U.S.$2,328 million in increased cost of sales as a result of higher production costs and higher production taxes due to increased special governmental participation;
•	a U.S.$595 million increase in depreciation, depletion and amortization as result of higher capital expenditures; and
•	U.S.$193 million in increased research and development expenses due primarily to ANP regulations.
Supply
Consolidated net income for our supply segment increased 12.8% to U.S.$2,533 million for 2006, compared to net income of U.S.$2,245 million for 2005. This increase was primarily a result of a U.S.$12,444 million increase in net operating revenues, mainly attributable to higher average prices for our products sold in domestic and international markets, and a 1.7% increase in oil product production due to increased refinery utilization.

These effects were partially offset by:
•
U.S.$11,779 million increase in the cost of sales, mainly attributable to a rise in the cost of the acquisition and transfer of oil and oil products caused by higher international prices and a 9.4% increase in imports of oil and oil products; and

•	U.S.$164 million increase in selling, general and administrative expenses as a result of higher sales volumes and increased personnel expenses.
Distribution
Consolidated net income for our distribution segment decreased 4.2% to U.S.$298 million for 2006, compared to U.S.$311 million for 2005. This result was affected by:
•	U.S.$2,861 million increase in costs and expenses, primarily as result of a U.S.$2,610 million increase in cost of sales, and higher commercial and distribution expenses.
These effects were partially offset by the following items:
•	U.S.$2,814 million increase in net operating revenues, resulting primarily from higher average prices for oil products.
Gas and Energy
Our gas and energy segment registered a net loss of U.S.$505 million for 2006, compared to a net loss of U.S.$342 million for 2005.
This increased net loss was primarily attributable to the following items:
•	U.S.$1,140 million increase in cost of sales, primarily due to higher natural gas costs and a 6.6% increase in natural gas sales volumes; and
•	U.S.$56 million increase in research and development expenses due primarily to ANP regulations.
These effects were partially offset by a U.S.$926 million increase in net operating revenues as a result of a 6.6% increase in natural gas sales volumes and higher average prices for natural gas sold.
International
Consolidated net income for our international segment decreased to U.S.$123 million in 2006 from U.S.$526 million in 2005. This decrease was primarily attributable to:
•
U.S.$1,663 million increase in cost of sales, primarily due to higher production costs in Bolivia, higher volumes of commercial electricity in Argentina, and an increase in the volumes of Bolivian gas sold to Brazil and Argentina;

•
U.S.$284 million increase in prospecting and drilling expenses due to write-offs of exploratory costs due to dry holes identified during 2006 (U.S.$145 million in the U.S. and U.S.$29 million in Bolivia), and higher seismic expenses, primarily in the U.S.; and

•
U.S.$117 million increase in selling, general and administrative expenses as a result of a collective agreement in Argentina and the inclusion of costs associated with corporate acquisitions in Uruguay, Paraguay, Colombia and the U.S.

These increases were partially offset by: (1) a U.S.$1,544 million increase in net operating revenues due to higher international oil prices; (2) higher volumes for commercial electricity in Argentina; (3) higher export prices for oil products in Bolivia; and (4) higher volumes of Bolivian gas sold to Brazil and Argentina.
Corporate
Consolidated net loss for our corporate segment increased to U.S.$1,436 million in 2006, compared to a net loss of U.S.$1,390 million in 2005.

This increase in net loss was primarily attributable to the following items:
•	U.S.$378 million increase in expenses related to derivatives instruments;
•	U.S.$115 million increase in selling, general and administrative expenses, mainly due to higher personnel expenses; and
•
an extraordinary gain, net of taxes in the amount of U.S.$158 million due to the Escalators Liquidation Agreement entered into on December 29, 2005, and effective as from January 1, 2006, related to a contingent purchase price adjustment on the exchange of assets between us and Repsol that occurred in 2001.

These effects were partially offset by a U.S.$439 million gain in income tax savings, primarily related to tax benefits derived from the provisioning of interest on capital and a U.S.$389 million increase in capitalized interest.

Additional Business Segment Information
Set forth below is additional selected financial data by business segment for 2007, 2006 and 2005:

	For the Year Ended December 31,
	2007	2006	2005
	(U.S.$ million)
Exploration and Production
Net revenues to third parties (1)(2)	2,455	3,351	1,874
Intersegment net revenues	39,536	32,387	26,950

Total net operating revenues (2)	41,991	35,738	28,824
Depreciation, depletion and amortization	(3,335)	(2,166)	(1,571)
Net income (3)	14,072	11,942	9,469
Capital expenditures	9,448	7,329	6,127
Property, plant and equipment, net	48,529	33,979	25,876
Supply
Net revenues to third parties (1)(2)	50,531	42,831	33,229
Intersegment net revenues	19,018	15,128	12,286

Total net operating revenues(2)	69,549	57,959	45,515
Depreciation, depletion and amortization	(1,077)	(669)	(644)
Net income (3)	2,785	2,533	2,245
Capital expenditures	4,488	1,936	1,749
Property, plant and equipment, net	14,480	9,828	8,098
Distribution
Net revenues to third parties (1)	22,944	18,394	15,642
Intersegment net revenues	376	287	225

Total net operating revenues	23,320	18,681	15,867
Depreciation, depletion and amortization	(155)	(143)	(100)
Net income (3)	446	298	311
Capital expenditures	327	351	207
Property, plant and equipment, net	1,838	1,468	1,238
Gas and Energy
Net revenues to third parties (1)	3,673	2,833	1,932
Intersegment net revenues	1,239	1,257	1,232

Total net operating revenues	4,912	4,090	3,164
Depreciation, depletion and amortization	(259)	(197)	(105)
Net loss (3)	(834)	(505)	(342)
Capital expenditures	3,223	1,664	694
Property, plant and equipment, net	10,615	6,828	5,328
International
Net revenues to third parties (1)	8,132	4,938	3,647
Intersegment net revenues	969	1,133	880

Total net operating revenues	9,101	6,071	4,527
Depreciation, depletion and amortization	(567)	(417)	(461)
Net income (3)	(815)	123	526
Capital expenditures	2,864	2,637	1,175
Property, plant and equipment, net	7,596	5,722	4,655

(1)
As a vertically integrated company, not all of our segments have significant third-party revenues. For example, our exploration and production segment accounts for a large part of our economic activity and capital expenditures, but has little third party revenues.

(2)	Revenues from commercialization of oil to third parties are classified in accordance with the points of sale, which could be either the Exploration and Production or Supply segments.

(3)
In order to align the financial statements of each business segment with the best practices of companies in the oil and gas sector and to improve our management’s understanding, since the first quarter of 2006 we have switched to allocating all financial results and items of a financial nature to the corporate level, including prior years.

Management’s Discussion and Analysis of PifCo’s Financial Condition and Results of Operations
Overview
PifCo is our wholly owned subsidiary. Accordingly, PifCo’s financial position and results of operations are significantly affected by our decisions. PifCo’s ability to meet its outstanding debt obligations depends on a number of factors, including:
•	our financial condition and results of operations;
•	the extent to which we continue to use PifCo’s services for market purchases of crude oil and oil products;
•	our willingness to continue to make loans to PifCo and provide PifCo with other types of financial support;
•	PifCo’s ability to access financing sources, including the international capital markets and third-party credit facilities; and
•	PifCo’s ability to transfer our financing costs to us.
PifCo earns income from:
•	sales of crude oil and oil products to us;
•	limited sales of crude oil and oil products to third parties; and
•	the financing of sales to us, inter-company loans to us and investments in marketable securities and other financial instruments.
PifCo’s operating expenses include:
•	cost of sales, which is comprised mainly of purchases of crude oil and oil products;
•	selling, general and administrative expenses; and
•	financial expense, mainly from interest on its lines of credit and capital markets indebtedness, sales of future receivables and inter-company loans from us.
Purchases and Sales of Crude Oil and Oil Products
PifCo typically purchases crude oil and oil products in transactions with payment terms of approximately 30 days. We typically pay for shipments of crude oil and oil products that PifCo sells to us over a period of up to 330 days, which allows us sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for our shipments. Before February 2005, PifCo sold crude oil and oil products to us under terms that allowed for payment up to 270 days from the date of the bill of lading. During this period, PifCo typically finances the purchase of crude oil and oil products through either funds previously provided by us or third-party trade finance arrangements. The difference between the amount PifCo pays for crude oil and oil products and the amount we pay for that same crude oil and oil products is deferred and recognized as part of PifCo’s financial income on a straight-line basis over the period in which our payments to PifCo come due.
Results of Operations—2007 compared to 2006
Net Income (Loss)
PifCo had a net income of U.S.$29.0 million for 2007, compared to a loss of U.S.$210.5 million for 2006.
Sales of Crude Oil and Oil Products and Services
PifCo’s sales of crude oil and oil products and services increased 21.1% to U.S.$26,732.0 million for 2007, compared to U.S.$22,069.8 million for 2006.

This increase was primarily due to (1) a 25% increase in sales volume caused by (i) higher sales of crude oil and oil products purchased from third parties and affiliates and subsequently sold to Petrobras and (ii) higher sales associated with trading activities in Asia by PifCo’s subsidiary PSPL; and (2) a 11.3% increase in the average price of Brent crude oil to U.S.$72.52 per barrel for 2007, compared to U.S.$65.14 per barrel for 2006.
Cost of Sales
Cost of sales increased 20.1% to U.S.$26,310.8 million for 2007, compared to U.S.$21,900.5 for 2006. This increase was proportional to the increase in sales of crude oil and oil products and services and was primarily due to the same reasons.
Selling, General and Administrative Expenses
PifCo’s selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting, legal and rating services. These expenses increased 42.1% to U.S.$294.7 million for 2007, compared to U.S.$207.4 million in 2006, U.S.$136.4 million of which consisted of higher shipping expenses caused by increased offshore sales and higher average freight rates.
Financial Income
PifCo’s financial income consists of financing of sales to us, inter-company loans to us, investments in marketable securities and other financial instruments. PifCo’s financial income increased 61.1% to U.S.$2,069.9 million for 2007, compared to U.S.$1,285.2 million for 2006, primarily due to (1) increased loans to related parties, and (2) higher sales volumes to us during 2006 compared to 2005. See “—Purchases and Sales of Crude Oil and Oil Products.”
Financial Expense
PifCo’s financial expense consists of interest paid and accrued on PifCo’s outstanding indebtedness and other fees associated with PifCo’s issuance of debt. PifCo’s financial expense increased 48.7% to U.S.$2,167.9 million for 2007, compared to U.S.$1,457.8 million for 2006, primarily due to increased inter-company loans from us to meet short-term financing needs.
Results of Operations—2006 compared to 2005
Net Loss
PifCo had a loss of U.S.$210.5 million for 2006, compared to a loss of U.S.$27.8 million for 2005, primarily due to (1) notes repurchased in connection with a debt tender offer resulting in an expense of U.S.$160.0 million, and (2) the payment of premium related to the PFL prepaid fixed rate Senior Trust Certificates (Series A1 and B) in the amount of U.S.$13.7 million.
Sales of Crude Oil and Oil Products and Services
PifCo’s sales of crude oil and oil products and services increased 28.8% to U.S.$22,069.8 million for 2006, compared to U.S.$17,136.1 million for 2005. This increase was due primarily to a 19.8% increase in the average price of Brent crude oil to U.S.$65.14 per barrel for 2006, compared to U.S.$54.38 per barrel for 2005, and a 15.3% increase in the volume of trading sales of crude oil and oil products.
Cost of Sales
Cost of sales increased 29.0% to U.S.$21,900.5 million for 2006, compared to U.S.$16,983.3 million for 2005. This increase was primarily due to the increase in the average price of Brent crude oil and volume described above.
Selling, General and Administrative Expenses
PifCo’s selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting, legal and rating services. These expenses increased 25.1% to U.S.$207.4 million for 2006, compared to U.S.$165.7 million for 2005, of which U.S.$171.0 million consisted of shipping expenses due to an increase in average freight rates in the period, as the result of changes in international market trends and shipping routes.

Financial Income
PifCo’s financial income consists of the financing of sales to us and inter-company loans to us, and investments in marketable securities and other financial instruments. PifCo’s financial income increased 30.6% to U.S.$1,285.2 million for 2006, compared to U.S.$984.0 million for 2005, primarily due to (1) increased sales to us during 2005 compared to 2004, as well as the amount of sales during 2006, resulting in additional financial income due (see “—Purchases and Sales of Crude Oil and Oil Products”); (2) increased loans to related parties; and (3) higher interest income from short and long-term investments as a result of a higher returns.
Financial Expense
PifCo’s financial expense consists of interest paid and accrued on PifCo’s outstanding indebtedness and other fees associated with PifCo’s issuance of debt. PifCo’s financial expense increased 45.9% to U.S.$1,457.8 million for 2006, compared to U.S.$998.9 million for 2005, primarily due to (1) notes repurchased in connection with a debt tender offer resulting an expense of U.S.$160.0 million, (2) increased in inter-company loans from us, (3) higher interest expenses associated with lines of credit and (4) the payment of premium related to the PFL prepaid fixed rate Senior Trust Certificates (Series A1 and B) in the amount of U.S.$13.7 million.
Liquidity and Capital Resources
Petrobras
Overview
Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. Historically we have met these requirements with internally generated funds, short-term debt, long-term debt, project financing and sale and lease-back transactions. We believe these sources of funds, together with our strong position of cash and cash equivalents, will continue to allow us to meet our currently anticipated capital requirements. In 2008, our major cash needs include planned capital expenditures of U.S.$30,481 million, announced dividends of U.S.$3,220 million and payments of U.S.$3,192 million on our long-term debt, leasing and project financing obligations.
Financing Strategy
The objective of our financing strategy is to help us achieve the targets set forth in our Business Plan released on August 14, 2007, which provides for capital expenditures of U.S.$112.4 billion from 2008 through 2012. We will continue our policy of extending the term of our debt maturity profile. We also intend to reduce our cost of capital through a variety of medium and long-term financing arrangements, including the issuance of bonds in the international capital markets, supplier financing, project financing and bank financing.

Government Regulation
We are required to submit our annual capital expenditures budget (Plano de Dispêndio Global, or PDG) to the Brazilian Ministry of Planning, Budget and Management, and the Ministry of Mines and Energy. Following review by these agencies, the Brazilian Congress must approve the budget. Although the total level of our annual capital expenditures is regulated, the specific application of funds is left to our discretion. Since mid-1991, we have obtained substantial amounts of our financing from the international capital markets, mainly through the issuance of commercial paper and short, medium and long-term notes, and have increasingly been able to raise long-term funds for large capital expenditure items such as rigs and platforms.
The Brazilian Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries can incur through the annual budget approval process. Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury Secretariat. Borrowings that exceed the approved budgeted amount for any year also require approval of the Brazilian Senate.
All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries, requires registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury Secretariat.
Sources of Funds
Our Cash Flow
On December 31, 2007, we had cash and cash equivalents of U.S.$6,987 million compared to U.S.$12,688 million at December 31, 2006. The decrease in our cash and cash equivalents was primarily due to: dividend payments; the acquisition of long-term securities to guarantee liabilities of the Petros pension fund; payments resulting from the amendments to Petros Plan regulations, and the increase in our capital expenditures during 2007 compared to 2006.
Operating activities provided net cash flows of U.S.$22,664 million for 2007, compared to U.S.$21,077 million for 2006. Cash generated by operating activities was mainly affected by net operating revenues that increased U.S.$15,388 million in 2007 compared to 2006.
Net cash used in investing activities increased to U.S.$24,026 million for 2007, compared to U.S.$14,681 million for 2006. This increase was due primarily to capital expenditures associated with our operating activities, which used U.S.$20,978 million, including U.S.$9,448 million related to our exploration and production projects in Brazil, mainly in the Campos Basin, and to acquire B Series National Treasury Notes in the amount of U.S.$1,907 million in order to match future pension obligations to guarantee future long term agreements.
Net cash used in financing activities was U.S.$5,988 million for 2007, compared to U.S.$4,354 million for 2006. This increase was primarily due to an increase in the amount of dividends paid to shareholders in 2007 compared to 2006.
Our net debt increased to U.S.$14,908 million as of December 31, 2007 compared to U.S.$8,650 million as of December 31, 2006, primarily due to a decrease in our cash and cash equivalents. This decrease was largely a result of: dividend payments; the acquisition of long-term securities to more closely match our liabilities associated with the Petros pension fund; payments resulting from amendments to Petros Plan regulations, and the increase in our capital expenditures in 2007 compared to 2006.
Short-Term Debt
Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost entirely by international banks. At December 31, 2007, our short-term debt (excluding current portions of long-term obligations) amounted to U.S.$1,458 million compared to U.S.$1,293 million at December 31, 2006.

Long-Term Debt
Our outstanding long-term debt consists primarily of the issuance of securities in international capital markets, debentures in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies and loans from the BNDES and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt amounted to U.S.$ 13,421 million at December 31, 2007 compared to U.S.$ 12,616 million at December 31, 2006.
Included in these figures at December 31, 2007 are the following international debt issues:

Notes	Principal amount
PifCo’s 9.875% Notes due 2008	U.S.$	450 million
PifCo’s 9.750% Notes due 2011	U.S.$	600 million
PifCo’s 12.375% Global Step-up Notes due 2008	U.S.$	400 million
PifCo’s 9.125% Global Notes due 2013	U.S.$	750 million
PifCo’s 8.375% Global Notes due 2018	U.S.$	750 million
PifCo’s 3.748% Senior Trust Certificates due 2013 (1)	U.S.$	200 million
PifCo’s 6.436% Senior Trust Certificates due 2015 (1)	U.S.$	550 million
PifCo’s 7.75% Global Notes due 2014	U.S.$	600 million
PifCo’s 6.125% Global Notes due 2016	U.S.$	899 million
PifCo’s 2.15% Japanese Yen Bonds due 2016	U.S.$	313 million
PEPSA’s 9.00% Notes due 2009	U.S.$	181 million
PEPSA’s 8.13% Notes due 2010	U.S.$	349 million
PEPSA’s 5.93% Notes due 2011	U.S.$	87 million
PEPSA’s 9.38% Notes due 2013	U.S.$	200 million
PEPSA’s 6.66% Notes due 2017 (2)	U.S.$	300 million
PifCo’s 5.875% Global Notes due 2018 (3)	U.S.$	1,000 million

Unless otherwise noted, all debt is issued by PifCo, with support from us through a standby purchase agreement.

(1)	Issued in connection with our export prepayment program. Unless otherwise noted, all debt is issued by PifCo with support from us through a standby purchase agreement.

(2)	Issued by PESA, with support from us through a standby purchase agreement.

(3)
Issued by PifCo, with support from us through a standby purchase agreement. Interest will be paid on March 1 and September 1 of each year, with the first payout due March 1, 2008. These notes were reopened in an amount of U.S.$750 million in January 2008.

Project Financing
Since 1997, we have utilized project financings to provide capital for our extensive exploration and production operations and related projects, including some natural gas processing and transportation systems. All of these projects and the related debt obligations of special purpose companies established for these financings are on-balance sheet and accounted for under the line item “Project Financings.” Under typical contractual arrangements, we are responsible for completing the development of the oil and gas fields, operating the fields, paying all operating expenses relating to the projects and remitting a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the end of each financing project, we have the option to purchase the project assets from the special purpose company or, in some cases, acquire control over the special purpose company itself.
Outstanding project financing, plus the current portion of our project financing, totaled U.S.$6,278 million at December 31, 2007, compared to U.S.$6,374 million at December 31, 2006. This decrease in outstanding project financing was primarily due to the fact that U.S. dollar disbursements were slightly less than regularly scheduled amortizations, as well as the conclusion of Espadarte/Voador/Marimbá—EVM financing structure and the prepayment of obligations related to Nova Transportadora do Sudeste—NTS and Nova Transportadora do Nordeste—NTN projects by PifCo. See Note 14 of our audited consolidated financial statements for the year ended December 31, 2007.
Of the U.S.$1,274 million projected amount of expenditures for project financings in 2008, we expect that approximately U.S.$242.7 million will be used by our exploration and production segment, U.S.$237.0 million by our Supply segment and U.S.$794.3 million by our Gas and Energy segment.

As of December 31, 2007, the long-term portion of our project financings becomes due in the following years:

Amount Due
(U.S.$ million)

2009	2,236
2010	1,242
2011	101
2012	149
2013	448
2014 and thereafter	410

4,586

PifCo
Overview
PifCo finances its oil trading activities principally through commercial banks, including lines of credit, as well as through inter-company loans from us and the issuance of notes in the international capital markets. As an offshore non-Brazilian company, PifCo is not legally obligated to receive prior approval from the Brazilian National Treasury before incurring debt or registering debt with the Central Bank. As a matter of policy, however, the issuance of any debt follows the recommendation by any of our Chief Financial Officer, executive board or board of directors, depending on the aggregate principal amount and the tenor of the debt to be issued.
Sources of Funds
PifCo’s Cash Flow
At December 31, 2007, PifCo had cash and cash equivalents of U.S.$674.9 million, compared to U.S.$510.8 million at December 31, 2006. PifCo’s operating activities used net cash of U.S.$5,210.0 million in 2007, compared to using net cash of U.S.$1,967.4 million in 2006, primarily as a result of increased sales of crude oil and oil products and services due primarily to higher sales volumes and higher average prices of Brent crude oil. PifCo’s investing activities used net cash of U.S.$5,945.0 million in 2007, compared to using net cash of U.S.$1,891.0 million in 2006, primarily as a result of increased notes receivable issued to related parties and investments in marketable securities. PifCo’s financing activities provided net cash of U.S.$11,319.1 million in 2007, compared to net cash of U.S.$4,138.5 million in 2006, primarily as a result of increased proceeds from loans from us due to PifCo’s short-term financing needs.
PifCo’s Accounts Receivable
Accounts receivable from related parties increased 41.9% from U.S.$10,658.9 million at December 31, 2006, to U.S.$15,211.9 million at December 31, 2007, primarily as a result of an increase in trading sales of crude oil and oil products.
PifCo’s Short-Term Borrowings
PifCo’s short-term borrowings are denominated in U.S. dollars and consist of lines of credit and loans payable. PifCo’s outstanding position at December 31, 2007, in irrevocable letters of credit was U.S.$730.0 million, compared to U.S.$552.1 million at December 31, 2006, supporting crude oil and oil products imports. At December 31, 2007, PifCo had accessed U.S.$311.5 million in lines of credit and loans from financing institutions, including the current portion of long-term lines of credit, compared to U.S.$329.2 million accessed at December 31, 2006. The weighted average annual interest rate on these short-term borrowings was 5.59% at December 31, 2007, compared to 6.76% at December 31, 2006. At December 31, 2007, PifCo utilized all the proceeds from lines of credit for the purchase of imports of crude oil and oil products.

The short-term portion of PifCo’s notes payable to related parties consist of notes payable to us and increased from U.S.$5,386.8 million at December 31, 2006, to U.S.$23,977.7 million at December 31, 2007, primarily as a result of PifCo’s short-term financing needs and investments conducted by our international subsidiaries.
PifCo’s Long-Term Borrowings
PifCo had no outstanding long-term loans from Petrobras in 2007. At December 31, 2006 PifCo had long-term loans from Petrobras in the amount of U.S.$7,441.7 million, which were prepaid during 2007.
At December 31, 2007, PifCo had outstanding in financing institutions (1) U.S.$646.0 million in long-term lines of credit due between 2009 and 2017, compared to U.S.$1,041.3 million at December 31, 2006 and (2) U.S.$394.0 million as a result of a loan of the Nova Transportadora Nordeste-NTN and Nova Transportadora Sudeste-NTS Companies (two SPCs related to our Malhas Project), assumed by PifCo on June 15, 2007, under the loan agreement with Malha Gas Investment Co., Ltd. (M-GIC), which acts as a Facility Agent for JBIC (Japan Bank for International Cooperation). This loan bears interest at Libor plus 0.8% p.a., payable semi-annually. The principal amount will be paid semi-annually starting on December 15, 2009, up to December 15, 2014. As a consequence of this transfer, the NTN and NTS issued some Notes to PifCo with the same characteristics of the loan in terms of the principal amount, interest rate and amortization schedule.
As a result of the settlement of the Exchange Offer (the Exchange) that occurred on February 7, 2007, PifCo received and accepted a tender amount of U.S.$399.1 million (face value of the Notes). All the Notes received were cancelled on the same day and, as a result, PifCo issued U.S.$399.1 million of Global Notes due 2016 that bear interest at the rate of 6.125% per year, payable semi-annually. The new Notes constitute a single fungible series with the U.S.$500.0 million Global Notes due 2016 issued in October 2006. In total, PifCo has U.S.$899.1 million in outstanding bonds due 2016. PifCo also paid investors a cash amount equivalent to U.S.$56 million as a result of the Exchange. The table below presents the result of the Exchange:

			Principal outstanding
PifCo old Notes	Interest rate	Maturity	after Exchange	Total amount tendered
			(U.S.$ million)
Global Step-Up Notes	12.375%	2008	126.9	7.8
Senior Notes	9.875%	2008	224.2	14.0
Senior Notes	9.750%	2011	235.4	51.0
Global Notes	9.125%	2013	374.2	124.1
Global Notes	7.750%	2014	397.9	202.2

			1,358.6	399.1

			Principal outstanding
PifCo new Notes	Interest rate	Maturity	after Exchange	Total amount tendered
			(U.S.$ million)
Global Notes	6.125%	2016	899.1	399.1

			899.1	399.1

On November 1, 2007, PifCo issued Global Notes of U.S.$1 billion in the international capital market, due March 2018. The Notes bear interest at the rate of 5.875% per annum, payable semiannually, beginning on March 1, 2008. The purpose of this issuance was to access long-term debt capital markets, refinance prepayments of maturing debt and reduce the cost of capital.
At December 31, 2007, PifCo also had outstanding:
•	U.S.$224.2 million in Senior Notes due 2008 (current portion) and U.S.$235.4 million in Senior Notes due 2011. The notes bear interest at the rate of 9.875% and 9.75%, respectively;
•	U.S.$126.9 million (current portion) in Global Step-up Notes due April 2008 that bear interest at a rate of 12.375% per year from April 1, 2006, with interest payable semi-annually;

•
U.S.$398.4 million (U.S.$66.0 million current portion) in connection with our exports prepayment program and related to the following outstanding Series: U.S.$550 million in 6.436% Senior Trust Certificates due 2015 and U.S.$200 million in 3.748% Senior Trust Certificates due 2013;

•
U.S.$3,200.2 million in Global Notes, consisting of U.S.$374 million of Global Notes due July 2013 that bear interest at the rate of 9.125% per year; U.S.$577 million of Global Notes due December 2018 that bear interest at the rate of 8.375% per year; U.S.$398 million of Global Notes due 2014 that bear interest at the rate of 7.75% per year; U.S.$899 million of Global Notes due October 2016 that bear interest at the rate of 6.125% per year; U.S.$1 billion of Global Notes due March 2018 that bear interest at the rate of 5.875% per year. Interest on these notes is paid semi-annually and the proceeds were used for general corporate purposes, including the financing of the purchase of oil product imports and the repayment of existing trade-related debt and inter-company loans; and

•
U.S.$312.8 million (¥35 billion) in Japanese Yen Bonds issued in September 2006 and due September 2016. The issue was a private placement in the Japanese market with a partial guarantee from the Japan Bank for International Cooperation (JBIC) and its main purposes were to tap the Japanese market, access a new investor base and achieve a competitive cost. The bonds bear interest at the rate of 2.15% per year, payable semi-annually. On the same date, PifCo entered into a swap agreement with Citibank, swapping the total amount of this debt to a U.S. dollar-denominated debt.

At December 31, 2007, PifCo had standby committed facilities available in the amount of U.S.$327.0 million, which are not committed to any specific use. PifCo had no drawdown amounts related to these facilities, and, as of the date of this filing, PifCo has not scheduled a date for the drawdown.
The following table sets forth the sources of PifCo’s current and long-term debt at December 31, 2007 and December 31, 2006:

	December 31, 2007		December 31, 2006
	Current	Long-term	Current	Long-term
	(U.S.$ million)

Financing institutions	311.5	1,040.0	329.2	1,041.2
Senior notes	238.5	235.4	533.9	524.6
Global step-up notes	130.8	—	4.2	134.6
Sale of right to future receivables	69.0	548.4	68.4	614.4
Assets related to export prepayment to be offset against sales of rights to future receivables	—	(150.0)	—	(150.0)
Global notes	37.3	3,200.2	32.7	2,181.4
Japanese yen bonds	1.7	312.8	1.7	293.9
Senior exchangeable notes	—	—	333.7	—

Total Debt	788.8	5,186.8	1,303.8	4,640.1

Extinguished securities
On December 31, 2007 and December 31, 2006, we had amounts invested abroad in an exclusive investment fund that held debt securities of some of our group companies in the amount of U.S.$856 million and U.S.$982 million, respectively. Once these securities are purchased by the fund, the related amounts, together with applicable interest, are removed from the presentation of marketable securities and long-term debt. See Note 12 to our audited consolidated financial statements for the year ended December 31, 2007.
Off Balance Sheet Arrangements
As noted above, all of our project financings are on-balance sheet. As of December 31, 2007, neither we nor PifCo had off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds
Capital Expenditures
We invested a total of U.S.$20,978 million in 2007, a 43.3% increase compared to our investments of U.S.$14,643 million in 2006. Our investments in 2007 were primarily directed towards increasing our production capabilities in the Campos Basin, modernizing our refineries and expanding our pipeline transportation and distribution systems. Of the total amount of capital expenditures in 2007, U.S.$9,448 million (45.0%) was made in connection with exploration and development projects mainly in the Campos Basin, which includes investments financed through project financing structures. PifCo primarily utilizes funds to finance its oil trading activities.
The following table sets forth our consolidated capital expenditures (including project financings and investments in gas-fired power plants) for each of our business segments for 2007, 2006 and 2005:

	For the Year Ended December 31
	2007	2006	2005
	(U.S.$ million)

Exploration and Production	9,448	7,329	6,127
Supply	4,488	1,936	1,749
Distribution	327	351	207
Gas and Energy	3,223	1,664	694
International
Exploration and Production	2,555	2,304	1,067
Supply	247	202	79
Distribution	37	77	16
Gas and Energy	25	54	13
Corporate	628	726	413

Total	20,978	14,643	10,365

On August 14, 2007, we announced our Business Plan, which contemplates total budgeted capital expenditures of U.S.$112.4 billion from 2008 to 2012, approximately U.S.$97.4 billion of which will be directed towards our activities in Brazil, while U.S.$15.0 billion will be directed to our activities abroad. We expect that the majority of our capital expenditures from 2008 to 2012, approximately U.S.$65.1 billion, will be directed towards exploration and production, of which U.S.$54.6 billion is slated for our activities in Brazil.
Our Business Plan through 2012 contemplates greater domestic expenditures in our construction activities and other projects. We estimate that of the U.S.$97.4 billion in domestic capital expenditures through 2012, at least U.S.$63.1 billion (65%) will be utilized to pay for equipment and services provided by Brazilian contractors, suppliers and other service providers.
Our capital expenditure budget for 2008, including our project financings, is U.S.26.0 billion, allocated between our business segments as follows: (i) Exploration and Production: U.S.$12.2 billion; (ii) Supply: U.S.$6.8 billion; (iii) International: U.S.$3.2 billion; (iv) Gas and Energy: U.S.$2.7 billion; (v) Distribution: U.S.$0.4 billion; and (vi) Corporate: U.S.$0.7 billion.
We plan to meet our budgeted capital expenditures primarily through internally generated cash, issuances in the international capital markets, project finance loans and commercial bank loans. Our actual capital expenditures may vary substantially from the projected numbers set forth above as a result of market conditions and the cost and availability of the necessary funds.
Dividends
By law, we are required to distribute a minimum of 25% of our annual net income, as adjusted under Brazilian Corporate Law, to our shareholders as dividends. In 2007 we paid dividends of approximately U.S.$4,003 million (U.S.$0.46 per share). Approximately 80.6% of this amount was paid in the form of interest on capital.
On April 4, 2008, our shareholders approved dividends for the year ended December 31, 2007, in the amount of U.S.$3,715 million. This proposal includes interest on capital in the amount of U.S.$3,591 million, U.S.$1,238 million of which was made available to our shareholders on January 23, 2008, based on their shareholding position as of August 17, 2007, and in accordance with the SELIC rate (an interest rate applicable to certain Brazilian government securities) variation as of December 31, 2007. The dividends are restated according to the SELIC rate from December 31, 2007 to the date of each payment.

The remaining portion of interest on shareholders’ equity and dividends will be made available to shareholders until June 2008.
Contractual obligations
Petrobras
The following table summarizes our outstanding contractual obligations and commitments at December 31, 2007:

	Payments Due by Period
	Total	< 1 year	1-3 years	3-5 years	> 5 years
	(U.S.$ million)
Contractual Obligations
Balance Sheet Items:
Long-Term Debt Obligations	13,421	1,273	3,452	2,898	5,798
Pension Fund Obligations (1)	23,591	1,135	2,605	3,114	16,737
Project Financings Obligations	6,278	1,692	3,478	250	858
Capital (Finance) Lease obligations	738	227	414	97	—

Total Balance Sheet Items	44,028	4,327	9,949	6,359	23,393
Other Long-Term Contractual Commitments
Natural Gas Ship-or-Pay	5,545	452	919	928	3,246
Contract Service	23,713	10,094	10,446	2,193	980
Natural Gas Supply Agreements	6,754	660	1,119	1,106	3,869
Operating Lease	15,063	4,271	6,589	3,081	1,122
Purchase Commitments	2,055	732	887	436	—
International Purchase Commitments	4,021	704	933	783	1,601

Total Other Long-Term Commitments	57,151	16,913	20,893	8,527	10,818

Total	101,179	21,240	30,842	14,886	34,211

(1)
There are plan assets in the amount of U.S.$18,549 million that guarantee the pension plan obligations. These assets are presented as a reduction to the net actuarial liabilities. See Note 16 to our audited consolidated financial statements for the year ended December 31, 2007.

PifCo
The following table sets forth PifCo’s contractual obligations as of December 31, 2007, and the period in which the contractual obligations come due:

	Payments Due by Period
	Total	< 1 year	1-3 years	3-5 years	> 5 years
	(U.S.$ million)
Contractual Obligations
Long-term debt	5,891.7	704.9	593.9	555.4	4,037.5
Purchase obligations—Long-term	5,261.9	2,213.3	1,708.9	441.1	898.6

Total	11,153.6	2,918.2	2,302.8	996.5	4,936.1

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
Oil and Gas Reserves
Evaluations of oil and gas reserves are important for the effective management of upstream assets. They are used to make investment decisions about oil and gas properties. Oil and gas reserve quantities are also used as the basis for calculation of unit-of-production rates for depreciation and evaluation for impairment. Oil and gas reserves are divided between proved and unproved reserves. Proved reserves are estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Unproved reserves are those with less than reasonable certainty of recoverability and are classified as either probable or possible. Probable reserves are reserves that are more likely to be recovered than not and possible reserves are less likely to be recovered than not.
The estimation of proved reserves is an ongoing process that takes into account engineering and geological information such as well logs, pressure data and fluid sample core data. Proved reserves can also be divided in two categories: developed and undeveloped. Developed proved reserves are expected to be recovered from existing wells including line pack, or when the costs necessary to put them in production are relatively low. For undeveloped proved reserves, significant investments are necessary, including drilling new wells and installing production or transportation facilities.
We use the “successful efforts” method to account for our exploration and production activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. Exploratory wells that find oil and gas in an area requiring major capital expenditure before production can begin are evaluated annually to ensure that commercial quantities of reserves have been found or that additional exploration work is under way or planned in a timeframe reasonable for the Petrobras development cycle and with consideration to ANP timing requirements. Exploratory well costs not meeting either of these criteria are charged to expense. Costs of productive wells and development dry holes are capitalized and amortized on the unit-of-production method because it provides a more timely accounting of the success or failure of our exploration and production activities.
Impact of Oil and Gas Reserves on Depreciation and Depletion
The calculation of unit-of-production depreciation and depletion is a critical accounting estimate that measures the depreciation and depletion of upstream assets. It is the ratio of (i) actual volumes produced to (ii) total proved developed reserves (those proved reserves recoverable through existing wells with existing equipment and operating methods) applied to (iii) asset cost. Proved undeveloped reserves are considered in the amortization of leasehold acquisition costs. The volumes produced and asset cost are known and while proved developed reserves have a high probability of recoverability they are based on estimates that are subject to some variability. This variability may result in net upward or downward revisions of proved reserves in existing fields, as more information becomes available through research and production. We revised our proved reserves in the last three years, increasing our proved reserves by 762.9 million barrels of oil equivalent in 2007, increasing our proved reserves by 425.5 million barrels of oil equivalent in 2006 and increasing our proved reserves by 258.4 million barrels of oil equivalent in 2005.
Impact of Oil and Gas Reserves and Prices on Testing for Impairment
At December 31, 2007, our property, plant, and equipment, net of accumulated depletion, amounted to U.S.$85 billion. A substantial part of this amount consisted of oil and gas producing properties. These properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. We estimate the future and discounted cash flows of the affected properties to judge the recoverability of carrying amounts. In general, analyses are based on proved reserves, except in circumstances where it is probable that additional non-proved reserves will be developed and contribute to cash flows in the future; the percentage of probables that we include in cash flows does not exceed our past success ratios in developing probable reserves.

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
In general, we do not view temporarily low oil prices as a trigger event for conducting impairment tests. The markets for crude oil and natural gas have a history of significant price volatility. Although prices will occasionally drop precipitously, industry prices over the long term will continue to be driven by market supply and demand fundamentals. Accordingly, any impairment tests that we perform make use of our long-term price assumptions for the crude oil and natural gas markets. These are the same price assumptions that are used in our planning and budgeting processes and our capital investment decisions, and they are considered to be reasonable, conservative estimates given market indicators and past experience. Significantly lower future oil and gas prices could lead to impairments in the future, if such decreases were considered to be indicative of long-term trends. In addition, significant changes in production curve expectation, discount and/or required production and lifting costs, could affect impairment analysis. While such uncertainties are inherent to this estimation process, the amount of impairment charges in past years has been small relative to the total value of oil and gas producing properties: U.S.$271 million in 2007, U.S.$21 million in 2006 and U.S.$156 million in 2005. Based on our experience, we believe that future variability in estimates will have a small impact on both assets and expense.
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
We account for our Employees’ Postretirement Benefits and Other Benefits, according to FASB Statements No. 87, 88, 106, 132(R) and 158. These standards require that we recognize the over funded or under funded status of each of our defined benefit pension and other post-retirement benefit plans as an asset or liability and to reflect changes in the funded status through “Accumulated other comprehensive income,” as a separate component of stockholder’s equity.
According to the requirements of SFAS 87, and subsequent interpretations, the discount rate should be based on present value for settling the pension obligation. The use of the precepts of SFAS 87 in Brazil, which has been subject to inflation from time to time, creates certain issues to the extent that the ability for a company to settle a pension obligation at a future point in time may not exist because long-term financial instruments of suitable grade may not exist locally.
Although the Brazilian market has been demonstrating signs of stabilization as reflected in market interest rates, interest rates may be unstable.
We adopt a mortality table relating to actuarial assumptions of our pension and healthcare plans in Brazil, which reflects changes with respect to the profile of employees, retirees and pensioners, based on longevity, age of invalidity and invalid mortality tables.
The progressive increase in longevity has direct impact on the plan’s estimated and provisioned volume of commitments and obligations and in our liabilities under the line “Employees’ post-retirement benefits obligation — Pension” and our shareholders’ equity under the line “Postretirement benefit reserves adjustments net of tax—pension cost.”
The change of the mortality table has been affecting the results for the years subsequent to 2004 due to an increase of expenses related to the interest costs and amortization of “Postretirement benefit reserves adjustments net of tax — pension.”

“Postretirement benefit reserves adjustments net of tax—pension cost” are values calculated as the difference between the forecasted restatement of the net value of the obligations according to the actuarial assumptions and the variations effectively occurring over time. These amounts are to be amortized and posted to the results of subsequent fiscal years over the average life expectancy of the pension plan’s members. See Note 16 to our audited consolidated financial statements for the year ended December 31, 2007.
Litigation, Tax Assessments and Other Contingencies
Claims for substantial amounts have been made against us arising in the normal course of business. We are sometimes held liable for spills and releases of oil products and chemicals from our operating assets. In accordance with the guidance provided by U.S. GAAP, we accrued for these costs when it is probable that a liability has been incurred and reasonable estimates of the liability can be made. At December 31, 2007, we had accrued U.S.$382 million for litigation contingencies. Significant management judgment is required to comply with this guidance and it includes management’s discussion with our attorneys, taking into account all of the relevant facts and circumstances. We believe that payments required to settle the amounts related to these claims, in case of loss, will not vary significantly from our estimated costs, and thus will not have a material adverse effect on our operations or cash flows. In past periods, the difference between the actual payout and the amount of the provision liability, with respect to contingency estimation, has been insignificant, with no material income statement impact in the period of the payout. In the last five years, our annual cash payouts for contingencies relating to claims against us, the parent company, reached an average of U.S.$85 million per year.
Asset Retirement Obligations and Environmental Remediation
Under various contracts, permits and regulations, we have material legal obligations to remove equipment and restore the land or seabed at the end of operations at production sites. Our most significant asset removal obligations involve removal and disposal of offshore oil and gas production facilities worldwide. We accrue the estimated discounted costs of dismantling and removing these facilities at the time of installation of the assets. We also estimate costs for future environmental clean-up and remediation activities based on current information on costs and expected plans for remediation. The aggregate amount of estimated costs on a discounted basis for asset retirement and environmental remediation provision at December 31, 2007 was U.S.$3,462 million. Estimating asset retirement, removal and environmental remediation costs requires performing complex calculations that necessarily involve significant judgment because our obligations are many years in the future, the contracts and regulation have vague descriptions of what removal and remediation practices and criteria will have to be met when the removal and remediation events actually occur and asset removal technologies and costs are constantly changing, along with political, environmental, safety and public relations considerations. Consequently, the timing and amounts of future cash flows are subject to significant uncertainty. However, given the significant amount of time to the ultimate retirement date, any modifications in technological specifications, legal requirement, or other matters, would not have a materially adverse effect on any one reporting period.
In 2007, we reviewed and revised our estimated costs associated with well abandonment and the demobilization of oil and gas production areas, considering new information about date of expected abandonment and revised cost estimates to abandon. The changes to estimated asset retirement obligation were principally related to changing expectations about Brent prices, which led the correlated fields to have longer economic lives. This review resulted in a decrease in the related provision of U.S.$401 million with a gain recognized in net income, and recorded in the line titled exploratory costs for oil and gas exploration. See Note 9(c) to our audited consolidated financial statements, as of December 31, 2007.
Derivative transactions
SFAS 133 requires that we recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Accounting for derivative transactions requires us to employ judgment to arrive at assumptions to compute fair market values, which are used as the basis for recognition of the derivative instruments in the financial statements. Such measurement may depend on the use of estimates such as estimated future prices, long-term interest rates and inflation indexes, and becomes increasingly complex when the instrument being valued does not have counterparts with similar characteristics traded in an active market.

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
Impact of New Accounting Standards
Brazilian GAAP adopts IFRS principles
In December 2007, significant changes were made to the Brazilian Corporate Law to permit Brazilian GAAP to converge with International Financial Reporting Standards (IFRS). The changes will take effect for the fiscal year ended December 31, 2008. The impact on our Brazilian GAAP income statement would include: a change in the means of calculating and amortizing goodwill, the recognition of exchange variations by foreign subsidiaries, the accounting for joint ventures and affiliates, and related tax effects. These changes would have an impact not only on our net income but also on our shareholders’ equity, which are the basis for dividend and interest on equity payment. We are currently evaluating the potential impacts of this law on our Brazilian GAAP financials.
SFAS No. 157
In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (“SFAS 157”), which became effective for us on January 1, 2008. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards. We do not expect any significant impact to our audited consolidated financial statements, other than additional disclosures.
FSP 157-1
In February 2008, the FASB issued FASB Staff Position FAS No. 157-1, “Application of SFAS 157 to FASB Statement No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions” (“FSP 157-1”), which became effective for us on January 1, 2008. This FSP excludes FASB Statement No. 13, Accounting for Leases, and its related interpretive accounting pronouncements from the provisions of SFAS 157, except for leasing transactions arising from business combinations. We do not expect any significant impact to our audited consolidated financial statements.
FSP 157-2
In February 2008, the FASB issued FASB Staff Position FAS No. 157-2, “Effective Date of SFAS 157” (“FSP 157-2”), which delays the company’s January 1, 2008, effective date of SFAS 157 for all non financial assets and non financial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until January 1, 2009. We do not expect any significant impact to our audited consolidated financial statements.
SFAS No. 159
In February 2007, the FASB issued SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities.” (“SFAS 159”). SFAS 159 permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We do not expect any significant impact to our audited consolidated financial statements.

SFAS No. 141-R
In December 2007, the FASB issued FASB Statement No. 141 (revised 2007), “Business Combinations” (“SFAS 141-R”), which will become effective for business combination transactions having an acquisition date on or after January 1, 2009. This standard requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date to be measured at their respective fair values. SFAS 141-R changes the accounting treatment for the following items: acquisition-related costs and restructuring costs to be generally expensed when incurred; in-process research and development to be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition to be generally recognized in income tax expense; acquired contingent liabilities to be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined ‘under existing guidance for non-acquired contingencies. SFAS 141-R also includes a substantial number of new disclosures requirements. The impact on the application of SFAS 141-R in the consolidated financial statements will depend on the business combinations arising during 2009 and thereafter.
SFAS No. 160
In December 2007, the FASB issued FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”), that establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. Certain changes in a parent’s ownership interest are to be accounted for as equity transactions and when a subsidiary is deconsolidated, any noncontrolling equity investment in the former subsidiary is to be initially measured at fair value. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest and is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Our presentation of income statement and balance sheet will be significantly changed by the application of SFAS 160.
FIN 48
In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, An Interpretation of FASB Statement 109” ("FIN 48"), that clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 became effective for us on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We adopted FIN 48 on January 1, 2007. The adoption did not have a material impact on our audited consolidated financial statements.
Research and Development
We are deeply committed to research and development as a means to extend our reach to new production frontiers and achieve continuous improvement in operations. We have a history of successfully developing and implementing innovative technologies, including the means to drill, complete and produce wells in increasingly deep water. We are one of the largest investors in research and development among the world’s major oil companies, and we spend a large percentage of revenues on research and development. In 2007, we spent $881 million on research and development, equivalent to 1.0% of our net operating revenues. In 2006, we spent $730 million on research and development, equivalent to 1.0% of our net operating revenues. In 2005, we spent $399 million on research and development, equivalent to 0.7% of our net operating revenues. Our bylaws require us to place at least 0.5% of our paid-in corporate capital in a reserve for research and development expenses.

Our research and development activities focus on three strategic areas: (1) offshore deepwater exploration and production; (2) refining and conversion of heavy crude; and (3) renewable energy, as well as on improving hydrocarbon recovery levels, product quality, efficiency, reliability, and costs. Among the breakthroughs we have achieved have been semi-submersible production platforms capable of operating in water depths of up to 3,000 meters (9,843 feet) and the H-Bio process to convert vegetable oils to biodiesel in existing refineries. In the three-year period ended December 31, 2007, our research and development operations were awarded 43 patents in Brazil and 169 overseas.
We have operated a dedicated research and development facility in Rio de Janeiro, Brazil since 1966. As of December 31, 2007, we had 1,981 employees working at this facility. We also conduct research and development through joint research projects with universities and other research centers in Brazil and abroad and participate in technology exchange and assistance partnerships with other oil and gas and oilfield services companies.
PifCo does not itself conduct research and development.
Trends
We plan to expand all segments of operations in our target markets. In support of this goal we plan total capital expenditures of $112.4 billion over 2008-2012. Of this total, 58% is in the upstream segment, where constant investment in exploration and development is needed to exploit newly discovered resources and offset natural declines in production from existing fields as they mature. Based on our slate of development projects, we have set a target of increasing production by 7% annually over the period 2008 to 2012 while replacing our reserves through organic growth.
The price we realize for the oil we produce is determined by international oil prices, although we generally sell our oil at a slight discount to the Brent and West Texas Intermediate (WTI) benchmark prices because it is heavier and thus more expensive to refine. International oil prices reached record levels in 2007, driven largely by three factors: (1) continuing increases in global demand for oil products despite rising prices, (2) increasingly tight oil production and refining capacity, and (3) international geopolitical risks. The International Energy Agency (IEA) projects that global energy demand will continue to grow and that, in the absence of concomitant increases in supply-side investment or stronger policy action to curb demand growth in all countries the world would be faced with higher energy prices in the medium to long term.6
During 2008 to 2012, we plan to increase our refining throughput and our capacity to refine heavier crudes. During 2007, downstream gross margins varied between two and 16 percent due to fluctuations in oil prices. Future refining margins will depend on capacity utilization in the global and Brazilian refining industries and the relative prices and volumes of light and heavy crudes that are produced and can be processed.
Our net-debt-to-equity ratio is targeted to remain in the range of 20% from 2008 and 2012.
The dividends we pay to shareholders depend on our earnings and other factors. Under Brazilian law, shareholders are entitled to a mandatory dividend of 25% of annual adjusted net income.
Item 6. Directors, Senior Management and Employees
Directors and Senior Management
Directors of Petrobras
Our board of directors is composed of a minimum of five and a maximum of nine members and is responsible for, among other things, establishing our general business policies. The members of the board of directors are elected at the annual general meeting of shareholders.
Under Brazilian Corporate Law, shareholders representing at least 10% of the company’s voting capital have the right to demand that a cumulative voting procedure be adopted to entitle each common share to as many votes as there are board members and to give each common share the right to vote cumulatively for only one candidate or to distribute its votes among several candidates.

[6]	Source: IEA World Energy Outlook 2007

Furthermore, our bylaws enable (i) minority preferred shareholders that together hold at least 10% of the total capital stock (excluding the controlling shareholders) to elect and remove one member to our board of directors; and (ii) minority common shareholders to elect one member to our board of directors, if a greater number of directors is not elected by such minority shareholders by means of the cumulative voting procedure. Our bylaws provide that, regardless of the rights above granted to minority shareholders, the Brazilian federal government always has the right to elect the majority of our directors, independently of their number. In addition, under Law 10,683, dated May 28, 2003, one of the board members elected by the Brazilian federal government must be indicated by the Minister of Planning, Budget and Management. The maximum term for a director is one year, but re-election is permitted. In accordance with the Brazilian Corporate Law, the shareholders may remove any director from office at any time with or without cause at an extraordinary meeting of shareholders. Following an election of board members under the cumulative vote procedure, the removal of any board member by an extraordinary meeting of shareholders will result in the removal of all the other members, after which new elections must be held.

We currently have nine directors. The following table sets forth certain information with respect to these directors:

Name	Date of Birth	Position	Current Term Expires	Business Address

Dilma Vana Rousseff (1)	Dec. 14, 1947	Chair	April 2009	Casa Civil — Praça dos Três Poderes Palácio do Planalto — 4º andar — sala 57 Brasília — DF Cep 70.150-900
Silas Rondeau Cavalcanti Silva (1)	Dec. 15, 1952	Member	April 2009	Avenida República do Chile, no. 65 24º andar Rio de Janeiro — RJ Cep 20.031-912
Guido Mantega (1)	Apr. 7, 1949	Member	April 2009	Ministério da Fazenda Esplanada dos Ministérios Bloco P 5º andar Brasília — DF Cep 70.048-900
J.S. Gabrielli de Azevedo (1)	Oct. 3, 1949	Member	April 2009	Avenida República do Chile, no. 65 23º andar Rio de Janeiro — RJ Cep 20.031-912
Francisco Roberto de Albuquerque (1)	May 17, 1937	Member	April 2009	Alameda Carolina, 594 Itú—São Paulo Cep 13.306-410
Arthur Antonio Sendas (1)	Jun. 16, 1935	Member	April 2009	Rodovia Presidente Dutra, 4.674 São João de Meriti — RJ Cep 25.565-350
Fabio Colletti Barbosa (2)	Oct. 3, 1954	Member	April 2009	Av. Paulista, 1.374 — 3º andar Cerqueira César São Paulo — SP Cep 01310-916
Jorge Gerdau Johannpeter (3)	Dec. 8, 1936	Member	April 2009	Av. Farrapos, 1.811 Porto Alegre — RS Cep 90.220-005
Luciano Galvão Coutinho (1)	Sep. 29, 1946	Member	April 2009	Av. República do Chile, no. 100 19º andar Rio de Janeiro — RJ Cep 20.031-917

(1)	Appointed by the controlling shareholder.

(2)	Appointed by the minority common shareholders.

(3)	Appointed by the minority preferred shareholders.
Dilma Vana Rousseff—Ms. Rousseff has been the Chair of the board of directors of Petrobras and Petrobras Distribuidora S.A.—BR since January 3, 2003. She has been the Chief State Minister of the Civil Cabinet of the Presidency of the Republic of Brazil since June 14, 2005. She was Brazil’s Minister of Mines and Energy from January 2003 to June 2005. Ms. Rousseff has a bachelor’s degree in economics from the Universidade Federal do Rio Grande do Sul (1977), a master’s degree in economic theory from the Universidade de Campinas (Unicamp) (1979) and is currently pursuing a doctorate degree in monetary and financial economics at Unicamp.
Silas Rondeau Cavalcante Silva—Mr. Silva has been a member of our board of directors since April 3, 2006, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. Mr. Silva was the Minister of Mines and Energy from July 2005 to May 2007. He is currently a member of the board of directors of Itaipu Binacional. Mr. Silva has a degree in electrical engineering from the Universidade Federal de Pernambuco and a specialized degree in transmission lines engineering from the Universidade Federal do Rio de Janeiro.
Guido Mantega—Mr. Mantega has been a member of our board of directors since April 3, 2006, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. He has been a member of the Remuneration and Succession Committee of our board of directors since October 15, 2007. Mr. Mantega has been Brazil’s Minister of Finance since March 28, 2006. He is a member of the Conselho de Desenvolvimento Econômico e Social—CDES (Economic and Social Development Council), an advisory body to the Brazilian government. He received a bachelor’s degree in economics from the School of Economics and Administration from the Universidade de São Paulo (USP) in 1971, and a Ph.D. in development sociology from the Philosophy, Sciences and Liberal Arts School at USP, and completed specialized studies at the Institute of Development Studies (IDS) at the University of Sussex, England in 1977.

J.S. Gabrielli de Azevedo—Mr. Gabrielli was our CFO from January 2003 to July 2005, and he has been our President and CEO since July 22, 2005. He is a member of the board of directors of Petrobras Distribuidora S.A.—BR and Chairman of the board of directors of other Petrobras subsidiaries in Brazil. Mr. Gabrielli holds a Ph.D. in economics from Boston University (1987). He is a full Professor of Economics on leave from the Universidade Federal da Bahia (UFBA).
Francisco Roberto de Albuquerque—Mr. de Albuquerque has been a member of our board of directors since April 2, 2007, and he is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. He has been a member of the Audit Committee and the Remuneration and Succession Committee of our board of directors since April 13, 2007, and October 15, 2007, respectively. He earned a bachelor’s degree in military sciences from the Academia Militar das Agulhas Negras (AMAN) in Resende, Rio de Janeiro (1958) and in economics from the Universidade de São Paulo (1968), a master’s in military sciences from the Escola de Aperfeiçoamento de Oficiais (1969), and a Ph.D. in military sciences from the Escola de Comando e Estado-Maior do Exército in Rio de Janeiro (1977).
Arthur Antonio Sendas—Mr. Sendas has been a member of our board of directors since March 29, 2004, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. He has been a member of the Audit Committee of our board of directors since June 30, 2006. Mr. Sendas is the President of Grupo Sendas (Sendas Empreendimentos e Participações Ltda., Sendas Agropecuária S.A. and Sendas Comércio Exterior e Armazéns Gerais S.A., Shopping Grande Rio, São João de Meriti, RJ, and Shopping Pampulha, Belo Horizonte, MG) and is a member of the board of directors of Casa Show S.A. and Sendas Distribuidora S.A. Mr. Sendas sits on the advisory councils of the Brazilian Supermarkets Association and the Brazilian Distribution Company—Pão de Açúcar, and is a member of the Development Council of the Pontifíca Universidade Católica do Rio de Janeiro—PUC-Rio.
Fabio Colletti Barbosa—Mr. Barbosa has been a member of our board of directors since January 3, 2003, and is also a director of Petrobras Distribuidora S.A.—BR. He has been the President of the Audit Committee of our board of directors since June 17, 2005. He is the Chief Executive Officer of ABN Amro Bank Latin America and of Banco ABN Amro Real S.A. Mr. Barbosa is also the Chairman of the board of directors and of the executive board of the Federação Brasileira de Bancos—FEBRABAN (Brazilian Federation of Banks). Mr. Barbosa has a bachelor’s degree in management from the Fundação Getúlio Vargas—São Paulo (1976) and an MBA from the Institute for Management and Development in Lausanne, Switzerland (1979).
Jorge Gerdau Johannpeter—Mr. Johannpeter has been a member of our board of directors since October 19, 2001, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. He has been a member of the Remuneration and Succession Committee of our board of directors since October 15, 2007. Mr. Johannpeter is the President of the board of directors of Gerdau Group, and is a member of the board of directors of the Brazilian Steel Institute, the Conselho de Desenvolvimento Econômico e Social—CDES (Economic and Social Development Council), and the International Iron and Steel Institute (IISI), where he is also a member of the executive committee. Mr. Johannpeter received a bachelor’s degree in law and social sciences from the Universidade Federal do Rio Grande do Sul (UFRGS), Porto Alegre, in 1961.
Luciano Coutinho—Mr. Coutinho has been a member of our board of directors since April 4, 2008, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. He has been the President of the Brazilian Development Bank (BNDES) since April 27, 2007. Mr. Coutinho has a Ph.D. in economics from Cornell University, a master’s degree in economics from the Institute of Economic Research at the Universidade de São Paulo (USP), and a bachelor’s degree in economics from USP.

Directors of PifCo
PifCo is managed by a board of directors, consisting of three members, and by its executive officers. The board of directors is responsible for preparing PifCo’s year-end accounts, convening shareholders’ meetings and reviewing and monitoring its financial performance and strategy. Although not required by PifCo’s memorandum and articles of association, it is PifCo’s policy that the Chairman and all of its executive officers be Petrobras employees.
PifCo’s directors serve indefinite terms and can be removed with or without cause. The following table sets forth certain information about PifCo’s board of directors:

Name	Date of Birth	Position	Year of Appointment

Daniel Lima de Oliveira	December 29, 1951	Chairman	2005
Marcos Antonio Silva Menezes	March 24, 1952	Director	2003
Nilo Carvalho Vieira Filho	October 26, 1954	Director	2004
Daniel Lima de Oliveira—Mr. Lima de Oliveira has been PifCo’s Chairman and Chief Executive Officer and Petrobras’ Executive Manager of Corporate Finance since September 1, 2005. Since January 2002, Mr. Lima has been a director of Petrobras International Braspetro BV (PIB BV) and Braspetro Oil Services Company—Brasoil and since March 2004 he has been a member of the board of directors of REFAP S.A. Mr. Lima de Oliveira graduated in mechanical engineering from São José dos Campos’s Industrial Engineering School in 1975.
Marcos Antonio Silva Menezes—Mr. Menezes has been a PifCo director since 2003, and Chief Accounting Officer of Petrobras since 1998. Mr. Menezes currently serves as a member of the Fiscal Council and of the Audit Committee of Braskem S.A., and he has been the Chairman of the Fiscal Council of the Instituto Brasileiro de Petróleo e Gás—IBP, and the Organização Nacional das Indústras de Petróleo—ONIP since 1998 and 1999, respectively. He is also a director of the American Chamber of Commerce—AMCHAM/RJ. Mr. Menezes holds bachelor’s degrees in accounting and business management from the Colégio Moraes Júnior in Rio de Janeiro, a post-graduate degree in financial management from the Fundação Getúlio Vargas, and has completed an advanced management program (PGA) at the Fundação Dom Cabral/INSEAD—France.
Nilo Carvalho Vieira Filho—Mr. Vieira has been a PifCo director since 2003, and he has served as PifCo’s Executive Manager of Marketing and Trading since 2004. Mr. Vieira graduated in mechanical engineering from the Universidade Federal Fluminense in Rio de Janeiro in 1978.
Executive Officers of Petrobras
Our board of executive officers, composed of one president and up to six executive officers, is responsible for our day-to-day management. Under our bylaws, the board of directors elects the executive officers, including the president. The president is chosen from among the members of the board of directors. All of the executive officers are Brazilian nationals and reside in Brazil. According to our bylaws, in electing executive officers our board of directors must consider their personal qualification, knowledge and specialization in their respective areas. The maximum term for executive officers is three years, but re-election is permitted. The board of directors may remove any executive officer from office at any time with or without cause. Five of the current executive officers are experienced Petrobras career managers, engineers or technicians.

The following table sets forth certain information with respect to our executive officers:

Name	Date of Birth	Position	Current Term

J.S. Gabrielli de Azevedo	October 3, 1949	President and Chief Executive Officer	April 2011
Almir Guilherme Barbassa	May 19, 1947	Chief Financial Officer and Investor Relations Officer	April 2011
Renato de Souza Duque	September 29, 1955	Service Officer	April 2011
Guilherme de Oliveira Estrella	April 18, 1942	Exploration and Production Officer	April 2011
Paulo Roberto Costa	January 1, 1954	Downstream Officer	April 2011
María das Graças Silva Foster	August 26, 1953	Gas and Energy Officer	April 2011
Jorge Luiz Zelada	January 20, 1957	International Officer	April 2011

J. S. Gabrielli de Azevedo—Mr. Gabrielli has been our President since July 2005 and a member of our board of directors since July 2005. For biographical information regarding Mr. Gabrielli, see “—Directors of Petrobras.”
Almir Guilherme Barbassa—Mr. Barbassa has been our Chief Financial Officer and Investor Relations Officer since July 22, 2005. Mr. Barbassa holds a master’s degree in economics from the Fundação Getúlio Vargas.
Renato de Souza Duque—Mr. Duque has been our Executive Director of Services since January 31, 2003. Currently, Mr. Duque is a member of the board of directors of Petrobras Gás S.A.—Gaspetro and Chief Executive Officer of Petrobras Negócios Eletrônicos S.A. Mr. Duque holds a degree in electrical engineering from the Universidade Federal Fluminense and an MBA from the Universidade Federal do Rio de Janeiro (UFRJ).
Guilherme de Oliveira Estrella—Mr. Guilherme Estrella has been the Director of Exploration and Production since 2003. He has been Chairman of the board of the Instituto Brasileiro de Petróleo e Gás (Brazilian Oil and Gas Institute) since 2003. Mr. Estrella graduated in 1964 from the School of Geology of the Universidade Federal do Rio de Janeiro.
Paulo Roberto Costa—Mr. Paulo Roberto has been our Downstream Director since May 14, 2004. Mr. Paulo Roberto graduated in mechanical engineering from the Universidade Federal do Paraná in 1976.
Maria das Graças Silva Foster—Ms. Maria das Gracas Silva Foster has been our Director of Gas and Energy since September 21, 2007. She holds a degree in chemical engineering from the Universidade Federal Fluminense, a master’s degree in nuclear engineering from the Universidade Federal do Rio de Janeiro and an MBA in economics from the Fundação Getúlio Vargas.
Jorge Luiz Zelada—Mr. Zelada has been our Executive Director of International Business since March 3, 2008. Mr. Zelada received a degree in electrical engineering from the Universidade Federal do Rio de Janeiro in 1979.
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

The following table sets forth certain information about PifCo’s executive officers:

Name	Date of Birth	Position	Year of Appointment

Daniel Lima de Oliveira	December 29, 1951	Chairman	2005
Guilherme Pontes Galvão França	January 18, 1959	Commercial Manager	2005
Sérvio Túlio da Rosa Tinoco	June 21, 1955	Financial Manager	2005
Mariângela Monteiro Tizatto	August 9, 1960	Accounting Manager	1998
Nilton Antônio de Almeida Maia	June 21, 1957	Legal Manager	2000
Gérson Luiz Gonçalves	September 29, 1953	Auditor Manager	2000
Ana Claudia Medeiros Borges	December 27, 1967	Secretary	2006
Daniel Lima de Oliveira—Mr. Lima de Oliveira has been PifCo’s Chairman and Chief Executive Officer and Petrobras’ Executive Manager of Corporate Finance since September 1, 2005. For biographical information regarding Mr. Lima de Oliveira, see “—Directors of PifCo.”
Guilherme Pontes Galvão França—Mr. França became an executive officer of PifCo on March 7, 2005, and he has served as General Manager of Petroleum and Industrial Products’ Supply and Trading since October 1, 2005. Mr. França graduated in chemical engineering from the Universidade Federal do Rio de Janeiro in 1981.
Sérvio Túlio da Rosa Tinoco—Mr. Tinoco became an executive officer of PifCo on September 1, 2005. Mr. Tinoco is the financial manager of PifCo. Mr. Tinoco holds a bachelor’s degree in economics from Universidade Oswaldo Cruz, São Paulo (1978), and had an MBA from the Fundação Getúlio Vargas, São Paulo (1983) partially completed with one year at the Institut Supérieur des Affaires—ISA/HEC, France.
Mariângela Monteiro Tizatto—Ms. Tizatto has served as PifCo’s Accounting Manager since 1998, and has been Petrobras’ Corporate Accounting General Manager since 1999. Ms. Tizatto has a bachelor’s degree in accounting from Universidade Cândido Mendes and an executive MBA from the Universidade Federal do Rio de Janeiro. She has been a member of the Fiscal Council of Petrobras Distribuidora S.A.—BR since 2006, and she has been a member of the Auditing and Accounting Rules Commission of the Associação Brasileira das Companhias Abertas—ABRASCA since 1995.
Nilton Antônio de Almeida Maia—Mr. Maia has served as PifCo’s Legal Manager since April 19, 2000. Mr. Maia also currently serves as General Counsel for Petrobras. He has completed post-graduate degrees in law, with specializations in energy and tax law, from the Universidade Cândido Mendes and the Universidade Estácio de Sá.
Gerson Luiz Gonçalves—Mr. Gonçalves has served as PifCo’s Auditor Manager since April 19, 2000. He is responsible for all of Petrobras’ internal accounting control activities. Mr. Gonçalves is a member of the Brazilian Institute of Internal Auditors (AUDIBRA) and of the United States Institute of Internal Auditors (IIA). He received a bachelor’s degree in accounting from the Universidade de São Paulo in 1975.
Ana Claudia Medeiros Borges—Ms. Borges holds a bachelor’s degree in economics from Universidade Gama Filho and a post-graduate degree in strategic management from Universidade Cândido Mendes. She has been PifCo’s Businesses Coordinator since April 2006. Since March 2006, she has also been a member of the Petrobras Química S.A.—Petroquisa’s Fiscal Council.
Compensation
Petrobras
For 2007, the aggregate amount of compensation we paid to all members of the board of directors and executive officers was approximately U.S.$4 million.
In addition, the members of the board and the executive officers receive certain additional benefits generally provided to our employees and their families, such as medical assistance, payment of educational expenses and supplementary social security benefits.
We have no service contracts with our directors providing for benefits upon termination of employment. We have a remuneration and succession committee in the form of an advisory committee. See “—Other Advisory Committees.”

PifCo
PifCo’s directors and executive officers are paid by Petrobras in respect of their function as Petrobras’ employees, but they do not receive any additional compensation, pension or other benefits from PifCo or Petrobras in respect of their functions as PifCo’s directors or officers, as the case may be.
Share Ownership
Petrobras
As of April 30, 2008, the members of our board of directors, our executive officers, the members of our Fiscal Council, and close members of their families, as a group, beneficially held a total of 19,802 common shares and 56,144 preferred shares of our company. Accordingly, on an individual basis, and as a group, our directors, executive officers, Fiscal Council members, and close members of their families beneficially owned less than one percent of any class of our shares. The shares held by our directors, executive officers, Fiscal Council members, and close members of their families have the same voting rights as the shares of the same type and class that are held by our other shareholders. None of our directors, executive officers, Fiscal Council members, or close members of their families holds any options to purchase common shares or preferred shares. Petrobras does not have a stock option plan for its directors, officers or employees.
PifCo
As of December 31, 2007, PifCo’s share capital was composed of 300,050,000 shares at par value of U.S.$1.00 per share. All of PifCo’s issued and outstanding shares of common stock are owned by us.
Fiscal Council
We have established a permanent Fiscal Council (conselho fiscal) in accordance with applicable provisions of the Brazilian Corporate Law, composed of up to five members. As required by the Brazilian Corporate Law our Fiscal Council is independent of our management and external auditors. The Fiscal Council’s responsibilities include, among others: (i) monitoring management’s activities and (ii) reviewing our annual report and financial statements. The members and their respective alternates are elected by the shareholders at the annual general shareholder’s meeting. Holders of preferred shares without voting rights and minority common shareholders are each entitled, as a class, to elect one member and his respective alternate to the Fiscal Council. The Brazilian government has the right to appoint the majority of the members of the Fiscal Council and their alternates. One of these members and his respective alternate are appointed by the Minister of Finance representing the Brazilian Treasury. The members of the Fiscal Council are elected at our annual general shareholders’ meeting for a one-year term and re-election is permitted.
The following table lists the current members of the Fiscal Council:

Year of First
Name	Appointment

Marcus Pereira Aucélio	2005
César Acosta Rech	2008
Túlio Luiz Zamin	2003
Nelson Rocha Augusto	2003
Maria Lúcia de Oliveira Falcón	2003

The following table lists the alternate members of the Fiscal Council:

Year of First
Name	Appointment

Eduardo Coutinho Guerra	2005
Ricardo de Paula Monteiro	2008
Edson Freitas de Oliveira	2002
Maria Auxiliadora Alves da Silva	2003
Celso Barreto Neto	2002
Petrobras Audit Committee
We have an Audit Committee that advises our board of directors, composed exclusively of members of our board of directors.
On June 17, 2005, our board of directors approved the appointment of our Audit Committee to satisfy the audit committee requirements of the Sarbanes-Oxley Act of 2002 and Rule 10A-3 under the Securities Exchange Act of 1934.
The Audit Committee is responsible for, among other things: (i) making recommendations to our board of directors with respect to the appointment, compensation and retention of our independent auditor; (ii) assisting in the resolution of conflicts between management and the independent auditor with respect to our financial statements; and (iii) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal control and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. On December 16, 2005, our Audit Committee’s charter was amended to meet the audit committee requirements of the Sarbanes-Oxley Act of 2002 and Rule 10A-3 under the Securities Exchange Act of 1934, including the incorporation of the powers mentioned above.
The current members of our Audit Committee are Directors Fabio Colletti Barbosa, Francisco Roberto de Albuquerque and Arthur Antonio Sendas. All our Audit Committee members are independent as defined in 17 CRF 240.10A-3.
Other Advisory Committees
We implemented two additional advisory committees in 2007: the Comitê de Remuneração e Sucessão (Remuneration and Succession Committee) and the Comitê de Meio Ambiente (Environmental Committee). Also in 2007, we formalized a relationship between the Comissão de Governança Corporativa (Corporate Governance Commission) and a Comitê de Gestão da Petrobras (Planning Committee), in order to study and refine our corporate governance practices.
Petrobras Ombudsman
Created in May 2002 to advise the President’s office, the Petrobras General Ombudsman’s Office has been an official part of our corporate structure since October 2005, when it became directly linked to the board of directors. The General Ombudsman’s Office is the official channel for receiving and responding to denunciations and information regarding possible irregularities in accounting, internal controls and auditing. The General Ombudsman’s Office reports directly to the Audit Committee and guarantees the anonymity of informants. In December 2007, the board of directors approved the Policies and Directives of the Petrobras Ombudsmen, which was an important step in aligning the General Ombudsman’s practices with those of the other ombudsmen in the system, contributing to better corporate governance.
PifCo Advisory Committees
PifCo does not have any committees of its board of directors.

Employees and Labor Relations
We attract and retain valuable employees by offering competitive compensation and benefits, merit-based promotions and a profit-sharing plan. In accordance with Brazilian law, total profit-sharing payments to employees are limited to 25% of the amount of proposed dividends for the year.
We increased our employee numbers in 2007 due to the growth of our business.
The table below shows our employee numbers for the last three years:

	As of December 31,
	2007	2006	2005
Petrobras Employees:
Parent Company	50,207	47,955	40,541
Subsidiaries	11,941	7,454	7,197
Abroad	6,783	6,857	6,166

Total Petrobras Group	68,931	62,266	53,904

Parent Company by Level:
Mid-Level	33,114	32,265	28,070
Upper-Level	16,234	14,809	11,561
Maritime Employees	859	881	910

Total Parent Company	50,207	47,955	40,541

Parent Company by Region:
Southeastern Brazil	34,910	33,057	27,493
Northeastern Brazil	12,243	11,978	10,610
Other locations	3,054	2,920	2,438

Total Parent Company	50,207	47,955	40,541

The table below sets forth the main expenses related to our employees for the last three years:

	2007	2006	2005
	(U.S.$ million)
Salaries	3,625.7	2,736.5	2,129.9
Employee training	198.4	151.1	128.1
Profit sharing distributions	519.7	550.3	413.0
We have had no major labor stoppages since 1995, and we consider our relations with our employees and the unions that represent our employees to be good. Forty-eight percent of our employees are members of the Oil Workers’ National Union, and 47% of our maritime employees belong to the Maritime Employees’ Union. We negotiate collective bargaining agreements annually with each union. Under the agreement in effect until August 31, 2008 with the Oil Workers’ National Union, employees received a 4.18% cost of living increase, which reflects an increase in inflation in that period, as measured by the Índice Nacional de Preços ao Consumidor Amplo, a 6.5% increase in the minimum pay scale, and a one-time payment of 80% of monthly salary—an agreement comparable to those in prior years. The collective bargaining agreement with the Maritime Employees’ Union was signed on April 11, 2008. This agreement is retroactive to November 1, 2007, and is valid until October 31, 2008.
Pension and Health Care Plan
We sponsor a contributory defined benefit pension plan known as Petros, which covers approximately 96.5% of our employees. The principal objective of Petros has been to supplement the social security pension benefits of our employees. Employees that participate in the plan make mandatory monthly contributions. Our historical funding policy has been to make annual contributions to the plan in the amount determined by actuarial appraisals. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The table below shows the benefits paid, contributions made, and outstanding Petros liabilities for 2007, 2006 and 2005:

	2007	2006	2005
	(U.S.$ million)
Total benefits paid	835	713	570
Total contributions	282	187	155
Petros liabilities (1)	5,042	4,843	3,833

(1)
The excess of the actuarial value of our obligation to provide future benefits over the fair value of the plan assets used to satisfy that obligation. See Note 16 to our audited consolidated financial statements for the year ended December 31, 2007.

On August 9, 2002, the Petros Plan stopped admitting new participants and since 2003 we have been engaged in complex negotiations with representatives of the Oil Worker’s National Union to address the deficits of the plan and develop a supplementary pension plan. We have also been subject of material legal proceeding in connection with the Petros Plan. In August 2007, we approved new regulations for the Petros Plan and entered into an agreement with the Oil Worker’s National Union and other parties involved which will extinguish the existing lawsuits in connection with the Petros Plan. The main changes introduced to the Petros Plan include: (1) salary increases of active employees will no longer be passed to retired employees, (2) the benefits of participants of the plan will be adjusted according to the IPCA inflation index, and (3) decreases in pensions provided by the government plan will not be supplemented by the Petros Plan. We agreed to pay R$4.8 billion in the next 20 years to fund the plan. The changes to the regulations of the plan and the agreement referred to above are still subject to final approval by the Supplementary Pensions Office—SPC.
Effective July 1, 2007, we started to offer a new supplementary pension plan named the Petros 2 Plan for employees who had no pension plan. The Petros 2 Plan was formulated according to the variable contribution model, in which contributions are capitalized in the individual’s account, and the pension benefits are established according to the account balances. According to FASB Statement No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”) the new plan is considered a defined-benefit pension plan and the liability related to future benefits will be calculated on an annual basis by an independent actuary and will be recorded as component of the sponsor companies’ liabilities.
We maintain a health care benefit plan (AMS), which offers health benefits and covers all employees (active and inactive) together with their dependents. We manage the plan, with the employees contributing fixed amounts to cover principal risks and a portion of the costs relating to other types of coverage in accordance with participation tables defined by certain parameters, including salary levels.
Our commitment related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The health care plan is not funded or otherwise collateralized by assets. Instead, we make benefit payments based on annual costs incurred by plan participants.
On December 15, 2006, we implemented the Medicine Benefit, which provides special terms on the acquisition of certain medications by members of the AMS from participating drugstores, located throughout Brazil. See Item 5. “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Pension and Other Post-Retirement Benefits.”
In addition, some of our consolidated subsidiaries have their own benefit plans.
PifCo
With the exception of 34 employees of Petrobras Europe Limited, or PEL, and 17 employees of Petrobras Singapore Private Limited, or PSPL, PifCo’s personnel consist solely of our employees, and PifCo relies on us to provide all administrative functions.

Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
Petrobras
Our capital stock is composed of common shares and preferred shares, all without par value. On April 30, 2008, there were 5,073,347,344 outstanding common shares and 3,700,729,396 outstanding preferred shares. These totals reflect the two-for-one split of our common and preferred shares, which became effective in Brazil as of April 28, 2008.
On May 11, 2007, our shareholders approved a four-for-two reverse capital stock split. As a result of the stock split, the ratio of our common and preferred shares to ADRs changed to two shares to one ADR. The stock split and change of ADR ratio became effective as of July 2, 2007.
Under the Brazilian Corporate Law, as amended, the number of non-voting shares of our company may not exceed two-thirds of the total number of shares. The Brazilian government is required by law to own at least a majority of our voting stock and currently owns 55.7% of our common shares, which are our only voting shares. The Brazilian government does not have any special voting rights, other than the right to always elect a majority of our directors, irrespective of the rights our minority shareholders may have to elect directors, set forth in our bylaws.
The following table sets forth information concerning the ownership of our common shares and preferred shares as of April 30, 2008, by the Brazilian government, certain public sector entities and our officers and directors as a group. We are not aware of any other shareholder owning more than 5% of our common shares.

Shareholder	Common Shares	%	Preferred Shares	%	Total Shares	%

Brazilian government	2,826,516,456	55.7	—	—	2,826,516,456	32.2
BNDES Participações S.A.—BNDESPar	94,492,328	1.9	574,047,334	15.5	668,539,662	7.6
Other Brazilian public sector entities	3,446,968	0.1	1,513,488	0.04	4,960,456	0.1
All directors and executive officers as a Group (15 persons)	19,802	—	56,144	—	75,946	—
Others	2,148,871,790	42.3	3,125,112,430	84.5	5,273,984,220	60.1

Total	5,073,347,344	100.0	3,700,729,396	100.0	8,774,076,740	100.0

As of April 30, 2008, approximately 34.936% of our preferred shares and approximately 27.419% of our common shares were held of record in the United States directly or in the form of American Depositary Shares. As of April 30, 2008, we had approximately 323,221,949 record holders of preferred shares, or American Depositary Shares representing preferred shares, and approximately 347,758,229 record holders of common shares, or American Depositary Shares representing common shares, in the United States. The ratio of our common and preferred share ADRs is two shares to one ADR. This ratio was changed by the reverse stock split effective July 2, 2007.
PifCo
As of December 31, 2007, PifCo’s capital stock was composed of 300,050,000 shares at par value of U.S.$1.00 per share. All of PifCo’s issued and outstanding shares are owned by us.
Petrobras Related Party Transactions
Board of Directors
Direct transactions with interested members of our board of directors or our executive officers require the approval of our board of directors, and must follow the conditions of an arms-length transaction and market practices guiding transactions with third parties. None of the members of our board of directors, our executive officers or close members of their families has had any direct interest in any transaction we effected which is or was unusual in its nature or conditions or material to our business during the current or the three immediately preceding financial years or during any earlier financial year, which transaction remains in any way outstanding or unperformed. In addition, we have not entered into any transaction with related parties which is or was unusual in its nature or conditions during the current or the three immediately preceding financial years, nor is any such transaction proposed, that is or would be material to our business.

We have no outstanding loans or guarantees to the members of our board of directors, our executive officers or any close member of their families.
For a description of the shares beneficially held by the members of our board of directors and close members of their families, see Item 6. “Directors, Senior Management and Employees—Share Ownership.”
Brazilian government and Petros
We engage in numerous transactions in the ordinary course of business with our controlling shareholder, the Brazilian government, and with other companies controlled by it, including financings from BNDES and banking, asset management and other transactions with Banco do Brasil S.A. The above-mentioned transactions with Banco do Brasil had a net amount of U.S.$1,693 million as of December 31, 2007. See Note 23 to our audited consolidated financial statements as of December 31, 2007.
As of December 31, 2007, we had a receivable (the Petroleum and Alcohol Account) from the Brazilian government, our controlling shareholder, of U.S.$450 million secured by a U.S.$53 million blocked deposit account. See Note 23 to our audited consolidated financial statements as of December 31, 2007.
We also have restricted deposits made by us, which serve as collateral for legal proceedings involving the Brazilian government. As of December 31, 2007, these deposits amounted to U.S.$863 million. See Note 23 to our audited consolidated financial statements as of December 31, 2007.
In addition, according to Brazilian law, we are only permitted to invest in securities issued by the Brazilian government in Brazil. This restriction does not apply to investment outside of Brazil. As of December 31, 2007, the value of these government securities that has been directly acquired and held by us amounted to U.S.$2,156 million. See Note 23 to our audited consolidated financial statements as of December 31, 2007.
We also have accounted for related party transactions with Petros, basically composed of government securities advanced by us to compose the plans’ assets. As of December 31, 2007, the value of these securities amounted to U.S.$732 million. In addition, Petros also makes direct investments in government securities. See Note 23 to our audited consolidated financial statements as of December 31, 2007.
For additional information regarding our principal transactions with related parties, see Note 23 to our audited consolidated financial statements as of December 31, 2007.
PifCo Related Party Transactions
As a result of being our wholly owned subsidiary, PifCo has numerous transactions with us and other affiliated companies in the ordinary course of business. PifCo’s primary business is to serve as an intermediary between third-party oil suppliers and us by engaging in crude oil and oil product purchases from international suppliers and reselling crude oil and oil products in U.S. dollars to us on a deferred payment basis, at a price which represents a premium to compensate PifCo for its financing costs. Substantially all of PifCo’s revenues are generated by transactions with us.
Since PifCo’s inception there have been no, and there are no proposed, material transactions with any of PifCo’s officers and directors. PifCo does not extend any loans to its officers and directors.

PifCo’s transactions with related parties resulted in the following balances in 2007 and 2006:

	December 31, 2007		December 31, 2006
	Assets	Liabilities	Assets	Liabilities
	(U.S.$ million)
Assets
Current:
Accounts receivable	15,211.9	—	10,658.9	—
Notes receivable (1)	9,673.3	—	6,114.7	—
Marketable securities	407.6	—	627.3	—
Exports prepayment	72.5	—	67.8	—
Others	1.5	—	1.5	—
Other non current:
Marketable securities	3,568.1	—	1,151.6	—
Notes receivable	279.6	—	239.7	—
Exports prepayment	710.9	—	464.4	—
Liabilities
Current:
Trade accounts payable	—	1,686.5	—	1,142.9
Notes payable (1)	—	23,977.7	—	5,386.8
Unearned income	—	326.3	—	248.7
Long—term liabilities:
Notes payable (1)	—	—	—	7,441.7

Total	29,925.4	25,990.5	19,325.9	14,220.1

Current	25,366.8	25,990.5	17,470.2	6,778.4

Long—term	4,558.6	—	1,855.7	7,441.7

(1)	PifCo’s notes receivable from and payable to us for the majority of the loans bear interest at LIBOR plus 3.0% per year.

PifCo’s principal transactions with related parties are as follows:

	Year ended December 31,
	2007		2006		2005
	Income	Expense	Income	Expense	Income	Expense
	(U.S.$ million)
Sales of crude oil and oil products and services
Petrobras	12,230.7	—	9,729.9	—	7,025.7	—
REFAP S.A.	1,744.6	—	1,484.1	—	1,405.1	—
Petrobras America, Inc.—PAI	390.8	—	2,967.8	—	5,487.9	—
BR Distribuidora	—	—	—	—	1.8	—
PESA	139.8	—	47.4	—	49.5	—
Petrobras Bolívia	—	—	5.8	—	4.4	—
Petrobras Paraguay Distribución	13.4	—	1.5	—	—	—
PRSI Trading	159.9	—	—	—	—	—
Others	0.2	—	—	—	—	—
Cost of sales
Petrobras		(6,873.2)		(6,044.3)	—	(5,931.6)
Petrobras America, Inc.—PAI	—	(13.6)	—	(227.2)	—	(459.4)
Companhia MEGA S.A.	—	(487.2)	—	(505.8)	—	(367.5)
PESA	—	(343.3)	—	(257.5)	—	(187.8)
PIB B.V.	—	—	—	(14.1)	—	(152.0)
PEBIS	—	(61.0)	—	(226.0)	—	(164.3)
REFAP	—	(622.8)	—	(206.1)	—	(109.9)
Ecuadortlc S.A.	—	2.3	—	(252.6)	—	(211.8)
Petrobras Colombia	—	(347.0)	—	(271.5)	—	(196.0)
Others	—	(129.0)	—	(116.9)	—	—
Selling, general and administrative expense
Petrobras		(166.4)		(176.4)	—	(158.0)
Others	—	(16.0)	—	(13.3)	—	(0.1)
Financial income
Petrobras	997.4		623.8		580.9	—
REFAP S.A.	15.8	—	28.3	—	24.2	—
Braspetro Oil Company—BOC	6.7	—	4.9	—	15.6	—
Braspetro Oil Services Company—Brasoil	3.2	—	2.3	—	11.5	—
PIB B.V.	390.5	—	161.7	—	82.8	—
PNBV	193.6	—	118.3	—	29.9	—
Agri Development B.V.—AGRI B.V.	74.1		56.1		17.1
Others	18.0	—	3.8	—	3.5	—
Financial expense
Petrobras	—	(1,588.2)	—	(722.4)	—	(409.5)
Others	—	—	—	—	—	(0.3)

Total	16,378.7	(10,645.4)	15,235.7	(9,034.1)	14,739.9	(8,348.2)

Item 8. Financial Information
Petrobras Consolidated Statements and Other Financial Information
See Item 18. “Financial Statements” and “Index to Financial Statements.”
PifCo Consolidated Statements and Other Financial Information
See Item 18. “Financial Statements” and “Index to Financial Statements.”

Legal Proceedings
Petrobras
We are currently subject to numerous proceedings relating to civil, criminal, administrative, environmental, labor and tax claims. Several individual disputes described in further detail below account for a significant part of the total amount of claims against us. Our audited consolidated financial statements only include provisions for probable and reasonably estimable losses and expenses we may incur in connection with pending proceedings. See Note 19 to our audited consolidated financial statements. The table below sets forth our recorded financial provisions by type of claim:(1)

	As of December 31,
	2007	2006
	(U.S.$ million)

Labor claims	58	38
Tax claims	149	47
Civil claims	155	97
Commercial claims and other contingencies	20	51

Total	382	233

(1)	Excludes provisions for contractual contingencies and tax assessments by the Instituto Nacional do Seguro Social, or INSS.
The amount accrued related to claims against Petrobras, the parent company, as of December 31, 2007, corresponded to approximately 38.9% of the total amount accrued by us related to claims against us and the amounts paid by us in respect of legal claims against Petrobras in the last five years averaged U.S.$85 million per year. As of December 31, 2007, we estimate that the total amount of claims against us, excluding disputes involving non-monetary claims or claims not easily evaluated in the current stage of the proceedings, was approximately U.S.$19.3 billion.
The most significant claims against us are summarized below:
Civil Claims
On November 23, 1992, Porto Seguro Imóveis Ltda., a minority shareholder of Petroquisa, filed a lawsuit on behalf of Petroquisa (a shareholder derivative suit) against us for alleged losses suffered as a result of the sale of Petroquisa’s stake in various petrochemical companies included in the National Privatization Program (Programa Nacional de Desestatização). The plaintiff in the lawsuit requests that we, as controlling shareholder of Petroquisa, be compelled to reinstate the damages made to Petroquisa’s equity, since we approved the minimum sales price for the privatized companies. An initial decision on January 14, 1997, held us liable to Petroquisa for damages in an amount equivalent to U.S.$3,406 million. In addition, we were required to pay the plaintiff 5% of such amount as a premium, as well as attorney’s fees of 20% of such amount. In 2006, we purchased all of the minority interests of Petroquisa, and we now own 100.0% of its share capital. We appealed and prevailed in canceling the judgment, but a subsequent appellate decision on March 30, 2004, required Petrobras to indemnify Petroquisa and Porto Seguro for U.S.$2,359 million and U.S.$590 million, respectively (the latter representing 5% in premium and 20% in attorney’s fees).
If this award is not reversed, the indemnity estimated to Petroquisa, including monetary corrections and interest, would be U.S.$6,403 million. However, because Petrobras owns 100% of Petroquisa’s share capital, our actual liability to Petroquisa would be approximately U.S.$2,177 million. We will also be required to pay U.S.$320 million to Porto Seguro and U.S.$1,281 million in attorney’s fees if the award is not reversed. For more information on this claim, see Note 19(a) to our audited consolidated financial statements as of December 31, 2007.
In 1981, Kallium Mineração S.A. brought an action against Companhia de Pesquisa de Recursos Minerais—CPRM seeking an indemnification of approximately U.S.$450 million for the early termination of a contract for the exploration of a very large potassium salt mine in Sergipe. CPRM terminated the contract when the Brazilian government, which had previously granted CPRM the right to develop an exploration project for the mine, cancelled the concession to CPRM and transferred it to Petromisa, our former subsidiary. As a result, CPRM brought us and the Brazilian government into the proceedings as co-defendants. In 1999, despite denying most of Kallium’s claims, the court required us to indemnify Kallium for their research and exploration costs, which correspond to approximately U.S.$1 million. We and Kallium have appealed the decision and are awaiting a judgment. The total damages amount that may be payable will be subject to monetary adjustment and to interest at 6% calculated as of the date of the filing of the lawsuit.

Several individuals have filed a collective lawsuit (an ação popular) against us, Repsol-YPF and the Brazilian government seeking to unwind the 2001 exchange of certain of our operating assets in Brazil for some of YPF’s operating assets in Argentina. The plaintiffs maintain that the assets exchanged were not properly valued and that, therefore, the transaction was not in our best interests. In 2002, the court granted an injunction to the plaintiffs, which was then suspended by the Superior Court of Justice of Brazil. The lawsuit was subsequently judged on the merits in our favor and the other parties appealed. We are awaiting a final disposition on the merits.
On January 18, 2000, a pipeline connecting one of our terminals to a refinery in Guanabara Bay ruptured, causing a release of approximately 341,000 gallons of crude oil into the bay. We undertook action to control the spill in an effort to prevent the oil from threatening additional areas. As a result of this spill, several individual damage lawsuits were filed by fishermen of the State of Rio de Janeiro, in an aggregate amount of approximately R$52 million. In addition, the Federation of Fishermen of the State of Rio de Janeiro filed a lawsuit against us claiming damages of approximately R$537 million. In 2002, the judge hearing this matter found that damages were due, but not in the amount claimed. Both parties appealed this decision, and later in 2002, the Court of Appeals of the State of Rio de Janeiro denied the appeal filed by the plaintiff and dismissed numerous claims, including those of all fishermen who had already settled their claims against us, those who had already filed individual lawsuits against us, and certain others. Further appeals (agravos de instrumento) by both sides presented in 2003, to the Superior Tribunal de Justiça (STJ) and the STF, respectively, were denied. On February 2, 2007, the judge who initially heard the case published a decision overturning the appellate court’s decision and partially accepting the court expert report that defined the period over which Guanabara Bay’s fish would be affected by the spill. Given that the amount of damages for each fisherman affected is the same, this decision resulted in an aggregate amount of damages equal to R$1,102 million through December 2005 (without interest and monetary indexation after that date). We are appealing this decision.
Tax Claims
We have been served with three tax assessments by the Brazilian Revenue Service relating to a withholding tax (IRRF) that they claim should have been paid by us. One assessment relates to payments we made to purchase oil we imported, and the other two relate to charter payments we made with respect to movable platform vessels. On December 31, 2007, the total amount of these three tax assessments corresponded to approximately R$4,893 million (approximately U.S.$2,763 million). We have contested all three of these assessments, and they are pending appeal at the administrative level. If necessary, we will bring suit at the federal judicial level.
We sold imported naphtha for the production of petrochemical raw materials, as opposed to the production of gasoline or diesel. In 2006, the Brazilian Revenue Service filed a tax assessment (auto de infração) against us for the payment of CIDE, an excise tax applied to the sale and import of crude oil, oil products and natural gas products, on the grounds that we did not prove that the naphtha was not used to produce gasoline or diesel. As we have provided evidence that the naphtha was used solely in petrochemical activities, we believe these imports are not taxable. The assessment is being reviewed, and we will continue to appeal at the federal administrative level and later at the federal judicial level, if necessary. As of December 31, 2007, Petrobras’ maximum exposure in this matter, including monetary restatement, was R$1,354 million (U.S.$765 million).
Petrobras was obligated to sell its products to fuel distributors free of CIDE (an excise tax) due to judicial decisions obtained by the distributors against the federal government of Brazil. The judicial decisions have been revoked, and in 2007, the Brazilian federal government commenced an administrative proceeding against us to recover R$1,058 million (U.S.$597 million) of unpaid CIDE. We will file an appeal in light of the first unfavorable administrative decision.
Environmental Claims
In the period between 2003 to 2007, we experienced several accidents, some of which led to significant oil spills: 101,970 gallons in 2007, 77,402 gallons in 2006, 71,141 gallons in 2005, 140,000 gallons in 2004 and 73,000 gallons in 2003. In addition, in the years 2000 through 2002, we experienced accidents that resulted in several administrative, civil and criminal investigations and proceedings, some of which have not yet been concluded, and the most significant of which are specified below. We cannot predict whether additional litigation will result from those accidents or whether any such additional proceedings would have a material adverse effect on us. See Note 19 to our audited consolidated financial statements.

January 2000 spill—Guanabara Bay
On January 18, 2000, a pipeline connecting one of our terminals to a refinery in Guanabara Bay ruptured, causing a release of approximately 341,000 gallons of fuel oil into the bay. We undertook action to control the spill in an effort to prevent the oil from threatening additional areas. We have spent approximately R$104 million in connection with the clean-up efforts and fines imposed by the federal environmental protection agency (IBAMA) in connection with this spill, and are subject to several legal proceedings that remain pending as a result of this spill.
July 2000 spill—Curitiba
On July 16, 2000, the Santa-Catarina/Paraná pipeline ruptured at our President Getúlio Vargas refinery, located approximately 15 miles (24 kilometers) from Curitiba, capital of the State of Paraná. Approximately 1.06 million gallons of crude oil spilled into the surrounding area. We spent approximately R$74 million on the clean-up effort and fines imposed by the State of Paraná authorities. In addition, in relation to this spill:
•	IBAMA fined us R$168 million, which we are contesting;
•
three public civil actions (ações civis públicas) have been filed against us, the most important of which was filed on January 1, 2001, by the Federal Public Ministry and the Paraná State Public Ministry seeking damages of approximately R$2,300 million. We are in the process of settling these claims; and

•	the Federal Public Ministry instituted a criminal action against us, our former president and our former superintendent of the REPAR refinery. This action has been suspended.
February 2001 spill—Rivers in the State of Paraná
On February 16, 2001, our Araucária-Paranaguá pipeline ruptured as a result of an unusual movement of the soil and spilled approximately 15,059 gallons of fuel oil into several rivers located in the State of Paraná. Within four days, we cleaned the river surfaces, recovering approximately 13,738 gallons of fuel oil. As a result of the accident:
•	the Instituto Ambiental do Paraná, or IAP, fined us approximately R$150 million, which was subsequently reduced to R$90 million, which we are contesting; and
•
the Federal Public Ministry and the Paraná State Public Ministry filed public civil actions against us seeking approximately R$3.7 billion in damages. In addition, the IAP filed a class action against us seeking damages of approximately R$150 million. Both legal proceedings have been suspended.

March 2001 gas explosion and spill—Roncador field
On March 15, 2001, a gas explosion inside one of the columns of the P-36 production platform, located in the Roncador field (75 miles off the Brazilian coast) led to the death of 11 employees and eventual sinking of the platform. The accident also caused 396,300 gallons of diesel fuel and oil to spill into the ocean. As a result of the accident:
•
the Federal Public Ministry filed a lawsuit in 2002 seeking the payment of R$100 million as environmental damages, among other demands. We have presented our defense to these claims and are awaiting a decision; and

•
IBAMA fined us approximately R$7 million. We are contesting these fines through administrative proceedings. One of these proceedings has ended and the fine (in the amount of R$2 million) has been upheld by IBAMA. We obtained an injunction and are awaiting a final decision.

October 2002 FPSO accident
On October 13, 2002, a power blackout in FPSO P-34, which is located in the Barracuda-Caratinga fields, affected the ship’s water balance system and causing the FPSO to roll. Four days later, the stability of the ship had been restored, without casualties or spill of oil into the sea. As a result of the investigation of this accident, several measures to prevent similar accidents were incorporated into our Programa de Excelência Operacional, or PEO (Operational Excellence Program). In connection with the accident, we also executed a Termo de Ajustamento de Conduta (Agreement for Regularization of Conduct), or TAC, with IBAMA, agreeing to conduct certain actions in the Campos Basin to reduce the risk of environmental damage. The Federal Public Ministry challenged the validity of the TAC in 2003 and attempted to prevent us from obtaining new licenses from IBAMA for our platforms located in the Campos Basin. The matter was concluded in late 2007, when we obtained a final, non-appealable judgment in our favor.
Campos Basin Drilling Operations
On February 3, 2006, IBAMA imposed a fine of R$213.2 million on us for our alleged breach of the August 11, 2004 Termo de Ajustamento de Conduta (TAC) with IBAMA relating to drilling operations in the Campos Basin. We are contesting the fine through an administrative proceeding. We believe the drilling performed by us along the Brazilian coast, including the drilling performed in the Campos Basin, is legitimate based on IBAMA’s previous drilling license, Federal Government Decree of December 9, 2002, and the August 11, 2004 TAC, which is still valid.
Pollution
On January 15, 1986, the Public Ministry of the State of São Paulo and the União dos Defensores da Terra (Union for Defense of the Earth), filed a public civil action against us and 23 other companies in the State Court of São Paulo for alleged damages caused by pollution. This lawsuit is entering the discovery phase. Although the plaintiffs alleged damages of U.S.$89,500 in an initial pleading filed with the Court, the Public Ministry of the State of São Paulo has publicly stated that U.S.$800 million ultimately will be required to remedy the alleged environmental damage. The Court refused to assert joint and several liability of the defendants, and we believe that it will be difficult to determine the environmental damage attributable to each defendant.
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

	For the Year Ended December 31,
	2007	2006	2005	2004	2003
	(U.S.$ million)

Dividends paid to shareholders	3,860	3,144	2,104	1,785	941
Dividends paid to minority interests	143	69	6	24	2

	4,003	3,213	2,110	1,809	943

For Brazilian Corporate Law’s minimum dividend distribution requirements, see Item 10. “Additional Information—Memorandum and Articles of Incorporation of Petrobras—Payment of Dividends and Interest on Shareholders’ Equity” and Item 10. “Additional Information—Memorandum and Articles of Incorporation of Petrobras—Mandatory Distribution.” We may change our dividend policy at any time within the limits set forth by Brazilian law.
PifCo
For a description of PifCo’s dividend distribution policy, see Item 10. “Additional Information—Memorandum and Articles of Association of PifCo—Dividends.”
Item 9. The Offer and Listing
Petrobras
Trading Markets
Our shares and ADSs are listed or quoted on the following markets:

Common Shares	São Paulo Stock Exchange (Bovespa)— São Paulo (ticker symbol PETR3); Mercado de Valores Latinoamericanos en Euros (Latibex)—Madrid, Spain (ticker symbol XPBR)

Preferred Shares	São Paulo Stock Exchange (Bovespa)—São Paulo (ticker symbol PETR4); Mercado de Valores Latinoamericanos en Euros (Latibex)—Madrid, Spain (ticker symbol XPBRA)

Common ADSs	New York Stock Exchange (NYSE)—New York (ticker symbol PBR)

Preferred ADSs	New York Stock Exchange (NYSE)—New York (ticker symbol PBRA)

Common Shares	Bolsa de Comercio de Buenos Aires (BCBA)—Buenos Aires, Argentina (ticker symbol APBR)

Preferred Shares	Bolsa de Comercio de Buenos Aires (BCBA)—Buenos Aires, Argentina (ticker symbol APBRA)
Our common and preferred shares have been traded on the São Paulo Stock Exchange since 1968. Our ADSs representing two common shares and our ADSs representing two preferred shares have been traded on the New York Stock Exchange since 2000 and 2001, respectively. JPMorgan Chase Bank, N.A. serves as depositary for both the common and preferred ADSs. In March 2008, our shareholders approved a two-for-one split of our common and preferred shares trading on the São Paulo Stock Exchange, and our common and preferred ADSs trading on the New York Stock Exchange. The stock split became effective as of April 28, 2008 on the São Paulo Stock Exchange, and May 8, 2008, on the New York Stock Exchange. The two-for-one stock split did not affect the ratio of our ADSs to our underlying shares.

Our common and preferred shares have been traded on the LATIBEX since 2002. The LATIBEX is an electronic market created in 1999 by the Madrid Stock Exchange in order to enable trading of Latin American equity securities in euro denominations.
Our common and preferred shares have been traded on the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) since April 27, 2006.
Share Price History
The following table sets forth trading information for our common shares and preferred shares, as reported by the São Paulo Stock Exchange, and for our common and preferred American Depositary Shares, as reported by the New York Stock Exchange, for the periods indicated.

	Reais per common		Reais per preferred		U.S. dollars per common		U.S. dollars per preferred
	share		share		American Depositary Share		American Depositary Share
	High	Low	High	Low	High	Low	High	Low
2003	10.56	5.75	9.69	5.20	7.32	3.24	6.70	2.91
2004	13.46	9.57	12.24	8.40	10.09	6.09	9.18	5.21
2005	20.90	12.70	18.61	11.37	18.35	9.35	16.55	8.36
2006:	27.70	20.33	24.90	18.25	26.73	17.55	23.39	15.78
First Quarter	25.85	21.15	23.50	19.05	23.63	18.68	21.55	16.94
Second Quarter	27.70	20.33	24.08	18.25	26.73	17.55	23.39	15.78
Third Quarter	25.90	21.08	23.13	19.07	23.74	19.17	21.27	17.29
Fourth Quarter	27.25	21.35	24.90	19.40	25.75	19.63	23.32	17.88
2007:	52.50	22.43	44.20	20.09	58.81	21.13	49.83	18.88
First Quarter	27.88	22.43	25.23	20.09	25.33	21.13	22.72	18.88
Second Quarter	29.39	25.15	25.82	22.18	30.86	24.83	27.02	21.93
Third Quarter	35.39	27.13	30.18	23.09	38.46	26.78	32.88	22.71
Fourth Quarter	52.50	34.28	44.20	29.35	58.81	37.37	49.83	31.92
November 2007	47.96	39.09	40.83	34.05	58.39	45.13	49.83	39.25
December 2007	52.50	43.00	44.20	36.60	58.81	48.13	49.34	41.02
2008:
First Quarter	52.16	39.00	43.50	33.24	62.51	46.28	51.50	39.06
January 2008	52.16	39.00	43.50	33.24	59.41	46.28	49.25	39.06
February 2008	52.03	47.12	43.08	39.40	62.51	53.01	51.50	44.01
March 2008	49.10	41.63	40.45	34.70	58.77	47.92	48.60	40.00
April 2008	52.81	45.66	43.10	37.88	64.41	52.28	52.80	43.38
The São Paulo Stock Exchange
The São Paulo Stock Exchange is less liquid than the New York Stock Exchange. At December 31, 2007, the aggregate market capitalization of the 404 companies listed on the São Paulo Stock Exchange was approximately U.S.$1,399 billion and the ten largest companies represented approximately 54.7% of the total market capitalization of all listed companies. All the outstanding shares of an exchange-listed company may trade on the São Paulo Stock Exchange, but in most cases, less than half of the listed shares are actually available for trading by the public. The remainder is held by small groups of controlling persons, by governmental entities or by one principal shareholder.
Trading on the São Paulo Stock Exchange by a holder not deemed to be a resident of Brazil for Brazilian tax and regulatory purposes (a non-Brazilian holder) is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on the São Paulo Stock Exchange in accordance with the requirements of Resolution No. 2,689 of the National Monetary Council. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank of Brazil and the CVM. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction.

PifCo
PifCo’s common stock is not registered and there is no trading market for it. PifCo’s Senior Notes are listed in the Luxembourg Stock Exchange. PifCo’s Global Notes due 2016 and 2018 are registered on the New York Stock Exchange. PifCo’s other debt securities have not been listed on any securities exchange.
Item 10. Additional Information
Memorandum and Articles of Incorporation of Petrobras
General
We are a publicly traded company duly registered with the CVM under identification number 951-2. Article 3 of our bylaws establishes our corporate purposes as research, prospecting, extraction, processing, trade and transportation of crude oil from wells, shale and other rocks, of its derivatives, natural gas and other fluid hydrocarbons, as well as other related or similar activities, such as activities connected with energy, including research, development, production, transportation, distribution, sale and trade of all forms of energy, as well as other related or similar activities. We may conduct outside Brazil, directly or through our subsidiaries, any of the activities within our corporate purpose.
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
Allocation of Net Income
At each annual general shareholders’ meeting, our board of directors is required to recommend how net profits for the preceding fiscal year are to be allocated. The Brazilian Corporate Law defines net profits as net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our profits. In accordance with the Brazilian Corporate Law, the amounts available for dividend distribution or payment of interest on shareholders’ equity equals net profits less any amounts allocated from such net profits to the legal reserve.
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

•
second, if the mandatory distributable amount exceeds the sum of realized net profits in a given year, this excess may be allocated to an unrealized revenue reserve. The Brazilian Corporate Law defines realized net profits as the amount of net profits that exceeds the sum of the net positive result of equity adjustments and profits or revenues from operations whose financial results take place after the end of the next succeeding fiscal year; and

•
third, a portion of our net profits that exceeds the minimum mandatory distribution may be allocated to fund working capital needs and investment projects, as long as such allocation is based on a capital budget previously approved by our shareholders. Capital budgets for more than one year must be reviewed at each annual shareholders’ meeting.

Mandatory Distribution
Under Brazilian Corporate Law, the bylaws of a Brazilian corporation may specify a minimum percentage of the amounts available for distribution by such corporation for each fiscal year that must be distributed to shareholders as dividends or interest on shareholders’ equity, also known as the mandatory distributable amount, which cannot be lower than 25% of the adjusted net profit for the fiscal year. Under our bylaws, the mandatory distributable amount has been fixed at an amount equal to not less than 25% of our net profits, after the allocations to the legal reserve, contingency reserve and unrealized revenue reserve. Furthermore, the net profits that are not allocated to the reserves above to fund working capital needs and investment projects as described above or to the statutory reserve must be distributed to our shareholders as dividends or interest on shareholders’ equity.
The Brazilian Corporate Law, however, permits a publicly held company, such as ours, to suspend the mandatory distribution if the board of directors and the Fiscal Council report to the annual general shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. The suspension is subject to approval of holders of common shares. In this case, the board of directors must file a justification for such suspension with the CVM. Profits not distributed by virtue of the suspension mentioned above shall be allocated to a special reserve and, if not absorbed by subsequent losses, shall be distributed as soon as the financial condition of the company permits such payments.
Payment of Dividends and Interest on Shareholders’ Equity
We are required by the Brazilian Corporate Law and by our bylaws to hold an annual general shareholders’ meeting by the fourth month after the end of each fiscal year at which, among other things, the shareholders have to decide on the payment of an annual dividend. The payment of annual dividends is based on the financial statements prepared for the relevant fiscal year.
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
Any payment of interest on shareholders’ equity to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15% or 25%. The 25% rate applies if the beneficiary is resident in a tax haven. See “—Taxation Relating to Our ADSs and Common and Preferred Shares—Brazilian Tax Considerations.” The amount paid to shareholders as interest attributed to shareholders’ equity, net of any withholding tax, may be included as part of any mandatory distribution of dividends. Under the Brazilian Corporate Law, we are required to distribute to shareholders an amount sufficient to ensure that the net amount received, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on shareholders’ equity, is at least equal to the mandatory dividend.

Under the Brazilian Corporate Law and our bylaws, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. The amounts of dividends due to our shareholders are subject to financial charges at the SELIC rate from the end of each fiscal year through the date we actually pay such dividends. Shareholders have a three-year period from the dividend payment date to claim dividends or interest payments with respect to their shares, after which the amount of the unclaimed dividends reverts to us.
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
The board of directors or, in some specific situations set forth in the Brazilian Corporate Law, the shareholders, call our general shareholders’ meetings. A shareholder may be represented at a general shareholders’ meeting by an attorney-in-fact, so long as the attorney-in-fact was appointed within a year of the meeting. The attorney-in-fact must be a shareholder, a member of our management, a lawyer or a financial institution. The attorney-in-fact’s power of attorney must comply with certain formalities set forth by Brazilian law.
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
Voting Rights
Pursuant to the Brazilian Corporate Law and our bylaws, each of our common shares carries the right to vote at a general meeting of shareholders. The Brazilian government is required by law to own at least a majority of our voting stock. Pursuant to our bylaws, our preferred shares generally do not confer voting rights.
Holders of common shares, voting at a general shareholders’ meeting, have the exclusive power to:
•	amend our bylaws;
•	approve any capital increase beyond the amount of the authorized capital;
•	approve any capital reduction;

•	approve the appraisal of any assets used by a shareholder to subscribe for our shares;

•
elect or dismiss members of our board of directors and Fiscal Council, subject to the right of our preferred shareholders to elect or dismiss one member of our board of directors and to elect one member of our Fiscal Council;

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

Except as otherwise provided by law, resolutions of a general shareholders’ meeting are passed by the majority of the outstanding common shares. Abstentions are not taken into account.
The approval of holders of at least one-half of the issued and outstanding common shares is required for the following actions involving our company:
•	reduction of the mandatory dividend distribution;

•	merger into another company or consolidation with another company, subject to the conditions set forth in the Brazilian Corporate Law;

•	participation in a group of companies subject to the conditions set forth in the Brazilian Corporate Law;

•	change of our corporate purpose, which must be preceded by an amendment in our bylaws by federal law as we are controlled by the government and our corporate purpose is established by law;

•	cessation of the state of liquidation;

•	spin-off of a portion of our company, subject to the conditions set forth in the Brazilian Corporate Law;

•
transfer of all our shares to another company or receipt of shares of another company in order to make the company whose shares are transferred a wholly owned subsidiary of such company, known as incorporação de ações; and

•	approval of our liquidation.
According to the Brazilian Corporate Law, the following actions shall be submitted for approval by the outstanding adversely affected preferred shares before they are submitted for approval of at least half of the issued and outstanding common shares:
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
Decisions on our transformation into another type of company require the unanimous approval of our shareholders, including the preferred shareholders, and an amendment of our bylaws by the federal law.
Our preferred shares will acquire voting rights if we fail to pay the minimum dividend to which such shares are entitled for three consecutive fiscal years. The voting right shall continue until payment has been made. Preferred shareholders also obtain the right to vote if we enter into a liquidation process.
Under Brazilian Corporate Law, shareholders representing at least 10% of the company’s voting capital have the right to demand that a cumulative voting procedure be adopted to entitle each common share to as many votes as there are board members and to give each common share the right to vote cumulatively for only one candidate or to distribute its votes among several candidates. Furthermore, minority common shareholders holding at least 10% of our voting capital also have the right to appoint or dismiss one member to or from our Fiscal Council.
Preferred shareholders holding, individually or as a group, 10% of our total capital have the right to appoint and/or dismiss one member to or from our board of directors. Preferred shareholders have the right to separately appoint one member to our Fiscal Council.
Our bylaws provide that, independently from the exercise of the rights above granted to minority shareholders, through cumulative voting process, the Brazilian government always has the right to appoint the majority of our directors.
Preemptive Rights
Pursuant to the Brazilian Corporate Law, each of our shareholders has a general preemptive right to subscribe for shares or securities convertible into shares in any capital increase, in proportion to the number of shares held by them. In the event of a capital increase that would maintain or increase the proportion of capital represented by the preferred shares, holders of preferred shares would have preemptive rights to subscribe to newly issued preferred shares only. In the event of a capital increase that would reduce the proportion of capital represented by the preferred shares, holders of preferred shares would have preemptive rights to subscribe to any new preferred shares in proportion to the number of shares held by them, and to common shares only to the extent necessary to prevent dilution of their interests in our total capital.
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

Holders of our common shares may exercise their right of withdrawal in the event we decide:
•	to merge into another company or to consolidate with another company, subject to the conditions set forth in the Brazilian Corporate Law; or

•	to participate in a centralized group of companies as defined under the Brazilian Corporate Law and subject to the conditions set forth therein.
The right of withdrawal may also be exercised by our dissenting shareholders in the event we decide:
•	to reduce the mandatory distribution of dividends;

•	to change our corporate purposes;

•	to spin-off a portion of our company, subject to the conditions set forth in the Brazilian Corporate Law;

•
to transfer all of our shares to another company or to receive shares of another company in order to make the company whose shares are transferred a wholly owned subsidiary of our company, known as incorporação de ações; or

•	to acquire control of another company at a price, which exceeds the limits set forth in the Brazilian Corporate Law, subject to, the conditions set forth in the Brazilian Corporate Law.
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

Other Shareholders’ Rights
According to the Brazilian Corporate Law, neither a company’s bylaws nor actions taken at a general meeting of shareholders may deprive a shareholder of some specific rights, such as:
•	the right to participate in the distribution of profits;

•	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;

•	the right to supervise the management of the corporate business as specified in the Brazilian Corporate Law;

•
the right to preemptive rights in the event of a subscription of shares, debentures convertible into shares or subscription bonuses (other than with respect to a public offering of such securities, as may be set out in the bylaws); and

•	the right to withdraw from the company in the cases specified in the Brazilian Corporate Law.
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
Form and Transfer
Our shares are registered in book-entry form and we have hired Banco do Brasil to perform all the services of safe-keeping and transfer of shares. To make the transfer, Banco do Brasil makes an entry in the register, debits the share account of the transferor and credits the share account of the transferee.
Our shareholders may choose, at their individual discretion, to hold their shares through the Companhia Brasileira de Liquidação e Custódia or CBLC. Shares are added to the CBLC system through Brazilian institutions, which have clearing accounts with the CBLC. Our shareholder registry indicates which shares are listed on the CBLC system. Each participating shareholder is in turn registered in a registry of beneficial shareholders maintained by the CBLC and is treated in the same manner as our registered shareholders.
Dispute Resolution
Our bylaws provide for mandatory dispute resolution through arbitration, in accordance with the rules of the Câmara de Arbitragem do Mercado (Market Arbitration Chamber), with respect to any dispute regarding us, our shareholders, the officers, directors and Fiscal Council members and involving the provisions of the Brazilian Corporate Law, our bylaws, the rules of the National Monetary Council, the Central Bank of Brazil and the CVM or any other capital markets legislation, including the provisions of any agreement entered into by us with any stock exchange or over-the-counter entity registered with the CVM, relating to adoption of differentiated corporate governance practices.

However, decisions of the Brazilian government, as exercised through voting in any general shareholders’ meeting, are not subject to this arbitration proceeding, in accordance with Article 238 of the Brazilian Corporate Law.
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
In addition, Annex III to Resolution No. 1,289 of the National Monetary Council, as amended, known as Annex III Regulations, allows Brazilian companies to issue depositary receipts in foreign exchange markets. We currently have an ADR program for our common and preferred shares duly registered with the CVM and the Central Bank of Brazil. The proceeds from the sale of ADSs by holders outside Brazil are free of Brazilian foreign investment controls.
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
PifCo is an exempted company incorporated with limited liability in the Cayman Islands under the Companies Law, as amended, with company registration number 76600. PifCo registered and filed its Memorandum and Articles of Association with the Registrar of Companies on September 24, 1997. The company adopted an Amended and Restated Memorandum and Articles of Association by sole shareholder special resolution on May 7, 2007, and adopted a further Amended and Restated Memorandum and Articles of Association by sole shareholder special resolution on February 23, 2008. PifCo was initially incorporated with the name Brasoil Finance Company, which name was changed by special resolution of PifCo’s shareholders to Petrobras International Finance Company on September 25, 1997. The last amendment to PifCo’s Memorandum & Articles of Association occurred on February 23, 2008, to amend the stated objects and purposes of PifCo.

Objects and Purposes
PifCo’s Memorandum and Articles of Association grants PifCo full power and authority to:
(i)
conduct marketing, sales, financing, purchase, storage and transportation of petroleum, natural gas and all other hydrocarbons and by-products thereof, including ethanol and other biofuels, as well as the businesses of purchase, sale, leasing and rental of platforms, equipment and drilling units employed in the activities of exploration and production of petroleum and gas, and any business incidental thereto;

(ii)
to conduct and carry on in any and all parts of the world, through or by means of creating or subscribing for or otherwise acquiring securities in companies, associations, partnerships or trust estates and to exercise all voting and other rights arising in respect of such securities (including without limitation to effect the liquidation or dissolution of such entities) and to dispose of such securities, any of the objects noted above and any of the objects of communicating with investors (including discussions with analysts, securities firms and rating agencies) and to furnish information about PifCo in relation thereto, analyzing the capital market and identifying prospective investors, promoting PifCo’s image in the market, coordinating with the SEC and assisting with the preparation of disclosure documents, engaging in other activities that relate to relations with third party investors and engaging in any other activities incidental thereto;

(iii)	to acquire, hold and dispose of securities for hedging, investment or speculative purposes and to exercise all voting and other rights arising in respect of such securities; and

(iv)
to borrow or raise money for any of the above referenced purposes of PifCo and, from time to time, to do or make, accept, endorse, execute and issue promissory notes, drafts, bills of exchange, warrants, bonds, debentures and to secure the payment of any thereof, and of the interest thereon, by the creation of security interests over of the property of PifCo, whether at the time owned or thereafter acquired and to sell, pledge or otherwise dispose of such bonds or other obligations of PifCo for its corporate purposes.

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
Redemption
PifCo may issue shares, which are redeemable by PifCo or by its shareholders, on such terms and in such manner as the directors may determine before the issuance of such shares. PifCo may repurchase its own shares on such terms and in such manner as the directors may determine and agree with the relevant shareholder.
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
Calls on Shares
Directors may make calls on the shareholders to the extent any amounts remain unpaid on their shares. Each shareholder shall pay to the company the amounts called on such shares.
Change to Rights of Shareholders
Shareholders may change the rights of their class of shares by:
•	getting the written consent of two-thirds of the shareholders of that class; or

•	passing a special resolution at a meeting of the shareholders of that class.
There are no general limitations on the rights to own shares specified by the articles.
General Meetings
A general meeting may be convened:
•	by the directors at any time; or

•	by any two shareholders holding not less than 10% of the paid-up voting share capital of PifCo, by written request.
Notice of a general meeting is given to all shareholders.
All business carried out at a general meeting is considered special business except:
•	sanctioning a dividend;

•	consideration of the accounts, balance sheets, and ordinary report of the directors and auditors;

•	appointment and removal of directors; and

•	fixing of remuneration of the auditors.

Unanimous shareholder consent is required to carry out special business at a meeting unless notice of the special business is given in the notice of the meeting. A quorum of shareholders is required to be present at any meeting in order to carry out business. One or more shareholders holding at least a majority of the shares of PifCo that are present in person or represented by proxy is a quorum.
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
Changes in Capital
PifCo may increase its authorized share capital by ordinary resolution. The new shares will be subject to all of the provisions to which the original shares are subject.
PifCo may also by ordinary resolution:
•	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

•	convert all or any part of its paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

•	split existing shares into shares of a smaller amount, subject to the provisions of Section 13 of the Companies Law; and

•	cancel any shares, which, at the date of the resolution, are not held or agreed to be held by any person and diminish the amount of its share capital by the amount of the shares so cancelled.
PifCo may reduce its share capital and any capital redemption reserve by special resolution in accordance with relevant provision of Cayman Islands law.
Indemnity
PifCo’s directors and officers are indemnified out of its assets and funds against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities which they incur or sustain in or regarding the conduct of PifCo’s business or affairs in the execution or discharge of their respective duties, powers, authorities or discretions. Under PifCo’s Memorandum of Association, directors and officers are excused from all liability to PifCo, except for any losses, which arise as a result of such party’s own dishonesty.
Accounts
Accounts relating to PifCo’s affairs are kept in such manner as may be determined from time to time by the directors and may be audited in such manner as may be determined from time to time by the directors. There is, however, no requirement as a matter of Cayman Islands law to have PifCo’s accounts audited.
Amendment of the Articles
PifCo may, by special resolution of the shareholders, amend its memorandum and articles of association.
Transfer out of Jurisdiction
PifCo may, by special resolution of the shareholders, transfer out of the Cayman Islands into any jurisdiction permitting such transfer.

Material Contracts
Petrobras
For information concerning our material contracts, see Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects.”
PifCo
For information concerning PifCo’s material contracts, see Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects.”
Statements contained in this annual report regarding the contents of any contract or other document are not necessarily complete, and, where the contract or other document is an exhibit to the annual report, each of these statements is qualified in all aspects by the provisions of the actual contract or other documents.
Petrobras Exchange Controls
There are no restrictions on ownership of the common or preferred shares by individuals or legal entities domiciled outside Brazil.
The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil may be subject to restrictions under foreign investment legislation, which generally requires, among other things, that the relevant investments be registered with the Central Bank of Brazil. If any restrictions are imposed on the remittance of foreign capital abroad, they could hinder or prevent Companhia Brasileira de liquidação e Custódia, or CBLC, as custodian for the common and preferred shares represented by the American Depositary Shares, or registered holders who have exchanged American Depositary Shares for common shares or preferred shares, from converting dividends, distributions or the proceeds from any sale of such common shares or preferred shares, as the case may be, into U.S. dollars and remitting the U.S. dollars abroad.
Foreign investors may register their investment under Law No. 4,131 of September 3, 1962 or Resolution No. 2,689. Registration under Resolution No. 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven, as defined by Brazilian tax laws. See “—Taxation Relating to Our ADSs and Common and Preferred Shares—Brazilian Tax Considerations.”
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

Annex III Regulations provide for the issuance of depositary receipts in foreign markets with respect to shares of Brazilian issuers. The depositary of the ADSs has obtained from the Central Bank of Brazil an electronic certificate of registration with respect to our existing ADR program. Pursuant to the registration, the custodian and the depositary will be able to convert dividends and other distributions with respect to the relevant shares represented by ADSs into foreign currency and to remit the proceeds outside Brazil. Following the closing of an international offering, the electronic certificate of registration will be amended by the depositary with respect to the ADSs sold in the international offering and will be maintained by the Brazilian custodian for the relevant shares on behalf of the depositary.
In the event that a holder of ADSs exchanges such ADSs for the underlying shares, the holder will be entitled to continue to rely on such electronic registration for five business days after the exchange. Thereafter, unless the relevant shares are held pursuant to Resolution No. 2,689 by a duly registered investor, or a holder of the relevant shares applies for and obtains a new certificate of registration from the Central Bank of Brazil, the holder may not be able to convert into foreign currency and to remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the relevant shares, and the holder, if not registered under Resolution No. 2,689, will be subject to less favorable Brazilian tax treatment than a holder of ADSs. In addition, if the foreign investor resides in a “tax haven” jurisdiction, the investor will be also subject to less favorable tax treatment. See Item 3. “Key Information—Risk Factors—Risks Relating to Our Equity and Debt Securities” and “—Taxation Relating to Our ADSs and Common and Preferred Shares—Brazilian Tax Considerations.”
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
There is no income tax treaty between the United States and Brazil. In recent years, the tax authorities of Brazil and the United States have held discussions that may culminate in such a treaty. We cannot predict, however, whether or when a treaty will enter into force or how it will affect the U.S. holders of common or preferred shares or ADSs.

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
Pursuant to this rule, foreign investors must: (i) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (ii) complete the appropriate foreign investor registration form; (iii) register as a foreign investor with the CVM; and (iv) register the foreign investment with the Central Bank of Brazil.
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
We must pay to our shareholders (including holders of common or preferred shares or ADSs) interest on the amount of dividends payable to them, at the SELIC rate, from the end of each fiscal year through the date of effective payment of those dividends. These interest payments are considered as fixed-yield income and are subject to withholding income tax at varying rates depending on the length of period of interest accrual. The tax rate ranges from 15%, in case of interest accrued for a period greater than 720 days, to 22.5%, in case of interest accrued for a period up to 180 days. However, holders of ADSs and holders of common or preferred shares not resident or domiciled in tax haven jurisdictions investing under Resolution No. 2,689 are subject to such withholding tax at a reduced rate, currently at 15%. See “—Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions.”
Taxation on Interest on Shareholders’ Equity
Any payment of interest on shareholders’ equity to holders of ADSs or preferred or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15% at the time we record such liability, whether or not the effective payment is made at that time. See “—Memorandum and Articles of Incorporation of Petrobras—Payment of Dividends and Interest on Shareholders’ Equity.” In the case of non-Brazilian residents that are resident in a tax haven jurisdiction, the applicable withholding income tax rate is 25%. See “—Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdiction.” The payment of interest at the SELIC rate that is applicable to payments of dividends applies equally to payments of interest on shareholders’ equity. The determination of whether or not we will make distributions in the form of interest on shareholders’ equity or in the form of dividends is made by our board of directors at the time distributions are to be made. We cannot determine how our board of directors will make these determinations in connection with future distributions.

Taxation of Gains
For purposes of Brazilian taxation, there are two types of non-Brazilian holders of ADSs or preferred or common shares: (i) non-Brazilian holders that are not resident or domiciled in a tax haven jurisdiction, and that, in the case of holders of preferred or common shares, are registered before the Central Bank of Brazil and the CVM to invest in Brazil in accordance with Resolution No. 2,689; and (ii) other non-Brazilian holders, which include any and all non-residents of Brazil who invest in equity securities of Brazilian companies through any other means (including under Law No. 4,131 of 1962) and all types of investors that are located in tax haven jurisdictions. The investors identified in clause (i) above are subject to favorable tax treatment in Brazil, as described below. See “—Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions.”
According to Law no. 10,833, dated December 29, 2003, capital gains realized on the disposition of tangible assets located in Brazil, by non-Brazilian residents, whether or not to other non-residents and whether made outside or within Brazil, are subject to taxation in Brazil at a rate of 15% (a rate of 25% is applicable if realized by investors resident in a tax haven jurisdiction, i.e. a country that does not impose any income tax or that imposes tax at a maximum rate of less than 20%). We understand the ADSs do not fall within the definition of tangible assets located in Brazil for the purposes of this law, but there is still no pronunciation from tax authorities nor judicial court rulings in this respect. Therefore, we are unable to predict whether such understanding will prevail in the courts of Brazil.
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
Taxation of Foreign Exchange Transactions (IOF/Câmbio)
Under Law No. 8,894 of June 21, 1994, and Decree No. 6,306 of December 14, 2007, the conversion into Brazilian currency of proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with an investment in preferred or common shares or the ADSs and those under Resolution No. 2, 689) and the conversion into foreign currency of proceeds received by a non-Brazilian holder is subject to a tax on exchange transactions known as IOF/Câmbio, which is currently applicable at a zero percent rate in most transactions made abroad. However, according to Law No. 8,894, the IOF/Câmbio rate may be increased at any time to a maximum of 25% by a decision of the Minister of Finance, but only in relation to exchange transactions carried out after the increase of the applicable rate.
Taxation on Bonds and Securities Transactions (IOF/Títulos)
Law No. 8,894 of June 21, 1994, and Decree No. 6,306 of December 14, 2007, created the Tax on Bonds and Securities Transactions, or IOF/Títulos, which may be imposed on any transactions involving bonds and securities carried out in Brazil, even if these transactions are performed on the Brazilian stock, futures or commodities exchange. As a general rule, the rate of this tax is currently zero but the Brazilian government may increase such rate up to 1.5% per day, but only in relation to transactions carried out after the increase of the applicable rate.
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
Shares of our preferred stock will be treated as equity for U.S. federal income tax purposes. In general, for purposes of the U.S. Internal Revenue Code of 1986 (the “Code”), a holder of an ADS will be treated as the holder of the shares of common or preferred stock represented by those ADSs, and no gain or loss will be recognized if you exchange an ADS for the shares of common or preferred stock represented by that ADS.
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
Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011, with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2006 or 2007 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2008 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with the procedures.
Distributions out of earnings and profits with respect to the shares or ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated as “passive category income” for foreign tax credit purposes. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the shares or ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively, such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder’s expected economic profit is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

Holders of ADSs that are foreign corporations or nonresident alien individuals (non-U.S. holders) generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to shares or ADSs that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct by the holder of a trade or business in the United States.
Holders of shares and ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.
Taxation of Capital Gains
Upon the sale or other disposition of a share or an ADS, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the share or the ADS and the U.S. holder’s tax basis in the share or the ADS. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss. The net amount of long-term capital gain recognized by an individual holder before January 1, 2011 generally is subject to taxation at a maximum rate of 15%. Capital losses may be deducted from taxable income, subject to certain limitations.
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

There is no tax treaty to avoid double taxation between the Cayman Islands and the United States, the Cayman Islands and Brazil or Brazil and the United States. In recent years, the tax authorities of Brazil and the United States have held discussions that may culminate in such a treaty. We cannot predict, however, whether or when a treaty will enter into force or how it will affect the U.S. holders of notes.
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
Noteholders whose notes are brought into or issued in the Cayman Islands will be liable to pay stamp duty of up to C.I.$250 on each note, unless stamp duty of C.I.$500 has been paid in respect of the entire issue of notes (in which case no further stamp duty in respect of such notes is payable).
Brazilian Taxation
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
Interest (including original issuer discount, or OID, fees, commissions, expenses and any other income payable by a Brazilian resident to a non-resident) is generally subject to income tax withheld at source. Currently, the rate of withholding tax is 15% or such other lower rate as provided for in an applicable tax treaty between Brazil and another country. If the recipient of the payment is domiciled in a tax haven jurisdiction, as defined by Brazilian tax regulations, the rate will be 25%.
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

According to Law no. 10,833, dated December 29, 2003, capital gains realized on the disposition of tangible assets located in Brazil, by non-Brazilian residents, whether or not to other non-residents and whether made outside or within Brazil, are subject to taxation in Brazil at a rate of 15% (a rate of 25% is applicable if realized by investors resident in a tax haven jurisdiction, i.e. a country that does not impose any income tax or that imposes tax at a maximum rate of less than 20%). We understand the notes do not fall within the definition of tangible assets located in Brazil for the purposes of this law, but there is still no pronunciation from tax authorities nor judicial court rulings in this respect. Therefore, we are unable to predict whether such understanding will prevail in the courts of Brazil.
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
U.S. Federal Income Taxation
The following summary sets forth certain United States federal income tax considerations that may be relevant to a holder of a note that is, for U.S. federal income purposes, a citizen or resident of the United States or a domestic corporation or that otherwise is subject to the United States federal income tax on a net income basis in respect of the notes (a “U.S. holder”). This summary is based upon the Code, its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service, or the IRS, and court decisions, all in effect as of the date hereof, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. This summary does not purport to discuss all aspects of the United States federal income taxation which may be relevant to particular investors, such as financial institutions, insurance companies, dealers or traders in securities or currencies, regulated investment companies, tax-exempt organizations, certain short-term holders of notes, persons that hedge their exposure in the notes or hold notes as part of a position in a “straddle” or as part of a hedging transaction or “conversion transaction” for U.S. federal tax purposes, persons that enter into a “constructive sale” transaction with respect to the notes or U.S. holder whose functional currency as defined in Section 985 of the code is not the U.S. dollar. U.S. holders should be aware that the U.S. federal income tax consequences of holding the notes may be materially different for investors described in the prior sentence.
In addition, this summary does not discuss any foreign, state or local tax considerations. This summary only applies to original purchasers of notes who purchase notes at the original issue price and hold the notes as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code.
EACH HOLDER SHOULD CONSULT SUCH HOLDER’S OWN TAX ADVISOR CONCERNING THE OVERALL TAX CONSEQUENCES TO IT, INCLUDING THE CONSEQUENCES UNDER LAWS OTHER THAN U.S. FEDERAL INCOME TAX LAWS, OF AN INVESTMENT IN THE NOTES.
Payments of Interest
Payments of “qualified stated interest” (as defined below) on a note (including additional amounts, if any) generally will be taxable to a U.S. holder as ordinary interest income when such interest is accrued or received, in accordance with the U.S. holder’s regular method of tax accounting. In general, if the “issue price” of a note is less than the “stated redemption price at maturity” by more than a de minimis amount, such note will be considered to have OID. The issue price of a note is the first price at which a substantial amount of such notes are sold to investors. The stated redemption price at maturity of a note generally includes all payments other than payments of qualified stated interest (as defined below).
In general, each U.S. holder of a note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include in gross income as ordinary interest income the sum of the “daily portions” of OID on the note for all days during the taxable year that the U.S. holder owns the note. The daily portions of OID on a note are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. In general, in the case of an initial holder, the amount of OID on a note allocable to each accrual period is determined by (a) multiplying the “adjusted issue price,” as defined below, of the note at the beginning of the accrual period by the yield to maturity of the note, and (b) subtracting from that product the amount of qualified stated interest allocable to that accrual period. U.S. holders should be aware that they generally must include OID in gross income as ordinary interest income for U.S. federal income tax purposes as it accrues, in advance of the receipt of cash attributable to that income. The “adjusted issue price” of a note at the beginning of any accrual period will generally be the sum of its issue price (generally including accrued interest, if any) and the amount of OID allocable to all prior accrual periods, reduced by the amount of all payments other than payments of qualified stated interest (if any) made with respect to such note in all prior accrual periods. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually during the entire term of a note at a single fixed rate of interest, or subject to certain conditions, based on one or more interest indices.

Interest income, including OID, in respect of the notes will constitute foreign source income for United sates federal income tax purposes and, with certain exceptions, will be treated separately, together with other items of “passive category income,” for purposes of computing the foreign tax credit allowable under the United states federal income tax laws. The calculation of foreign tax credits, involves the application complex of rules that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of additional amounts.
Sale or Disposition of Notes
A U.S. holder generally will recognize capital gain or loss upon the sale, exchange, retirement or other disposition of a note in an amount equal to the difference between the amount realized upon such sale, exchange, retirement or other disposition (other than amounts attributable to accrued qualified stated interest, which will be taxed as such) and such U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in the note generally will equal the U.S. holder’s cost for the note increased by any amounts included in gross income by such U.S. holder as OID and reduced by any payments other than payments of qualified stated interest on that note. Gain or loss realized by a U.S. Holder on the sale, exchange, retirement or other disposition of a note generally will be the United States source gain or loss for the United States federal income tax purposes unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. The gain or loss realized by a U.S. holder will be capital gain or loss, and will be long-term capital gain or loss if the notes were held for more than one year. The net amount of long-term capital gain recognized by an individual holder before January 1, 2011 generally is subject to taxation at a maximum rate of 15%.
Backup Withholding and Information Reporting
A U.S. holder may, under certain circumstances, be subject to “backup withholding” with respect to certain payments to that U.S. holder, unless the holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules generally will be creditable against the U.S. holder’s U.S. federal income tax liability. While Non-U.S. holders generally are except from backup withholding, a Non-U.S. holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove entitlement to this exemption.
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
Documents on Display
We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and accordingly file reports and other information with the SEC. Reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect Petrobras’ reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which Petrobras’ American Depositary Shares are listed. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. For further information on obtaining copies of Petrobras’ public filings at the New York Stock Exchange, you should call (212) 656-5060.
We also file financial statements and other periodic reports with the CVM.

Item 11. Qualitative and Quantitative Disclosures about Market Risk
Petrobras
Risk Management
We are exposed to a number of market and credit risks arising from our normal business activities. Market risk is the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of our financial assets, liabilities or expected future cash flows. Credit risk is the failure of a counterparty to perform a payment obligation under a commercial contract or a derivative contract.
We use derivative instruments to address market risks related to commodity prices and currency exchange rates. Such derivative instruments are used only to offset market exposures, and are not used for trading purposes. We do not use derivative instruments to manage our exposure to changes in interest rates. Our executive officers manage market risk. We address credit risk by following rigid rules, overseen by a Credit Committee, to evaluate counterparties and define proper guarantees.
We have a Risk Management Committee that evaluates our risk exposures and establishes guidelines that we use to measure, monitor, and manage risk related to our activities. The Risk Management Committee is comprised of members of all our business areas.
Commodity Price Risk
Our sales of crude oil and oil products are based on international prices, which exposes us to price fluctuations in international markets.
We enter into derivative transactions, primarily energy futures contracts, forwards, swaps, and options, in order to mitigate the impact of such fluctuations. Our derivatives contracts provide economic hedges for anticipated crude oil and byproducts purchases and sales in the international markets, generally forecast to occur within a 30- to 360-day period. Our exposure on these contracts is limited to the difference between contract value and market value on the volumes hedged.
The open positions on the futures market, compared to spot market value, resulted in recognized losses of U.S.$24.7 million in 2007, U.S.$1.6 million in 2006 and U.S.$0.6 million in 2005. See Note 20 to our audited consolidated financial statements for more information about our commodity derivative transactions.

The following table sets forth a sensitivity analysis demonstrating the net change in fair value of a 10% adverse change in the price of the underlying commodity as of December 31, 2007, which is a 10% increase in the price of the underlying commodity for options, futures and swaps.

	Petrobras		PifCo		Total
Outstanding as of							+10%
December 2007	Quantity	Fair Value(1)	Quantity	Fair Value(1)	Quantity	Fair Value(1)	Sensitivity
	(mbbl)	(U.S.$ million)	(mbbl)	(U.S.$ million)	(mbbl)	(U.S.$ million)	(U.S.$ million)
Options:
Buy contracts	1,110		—	—	1,110
Sell contracts	9,200		—	—	9,200

		(1,274)					(27,182)
Futures:
Buy contracts	7,978		1,500		9,478
Sell contracts	3,248		7,950		11,198

		18,097		(23,613)		(5,516)	45,408
Swaps:
Receive variable/ pay fixed	3,025		4,228		7,253
Receive fixed/ pay variable	4,965		3,889		8,861

		(13,772)		(4,186)		(17,957)	(18,624)

(1)	Fair value represents an estimate of gain or loss that would be realized if contracts were settled at the balance sheet date.
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
We do not currently utilize derivative instruments to manage our exposure to interest rate fluctuation. We have been considering various forms of derivatives to reduce our exposure to interest rate fluctuations and may utilize these financial instruments in the future.
The exchange rate risk to which we are exposed is limited to the balance sheet and derives principally from the incidence of non-real denominated obligations in our debt portfolio. See Item 5. “Operating and Financial Review and Prospects—Inflation and Exchange Rate Variation.”

The table below provides summary information regarding our exposure to interest rate and exchange rate risk in our total debt portfolio for 2007 and 2006. Total debt portfolio includes long-term debt, capital leases, project financings, and current portions thereof, and short-term debt.

	Total Debt Portfolio
	2007	2006
	(%)
Real denominated:
Fixed rate	0.0	0.0
Floating rate	23.8	17.9
Sub-total	23.8	17.9

Dollar denominated:
Fixed rate	31.4	37.4
Floating rate (includes short-term debt)	41.8	40.7
Sub-total	73.2	78.1

Other currencies (primarily Yen):
Fixed rate	2.6	3.6
Floating rate	0.4	0.4
Sub-total	3.0	4.0

Total	100.0	100.0

	Total Debt Portfolio
	2007	2006
	(%)
Floating rate debt:
Real denominated	23.8	17.8
Foreign currency denominated	42.2	41.2

Fixed rate debt:
Real denominated	0.0	0.0
Foreign currency denominated	34.0	41.0

Total	100.0	100.0

	Total Debt Portfolio
	2007	2006
	(%)

U.S. dollars	73.22	78.12
Euro	0.30	1.08
Japanese Yen	2.73	2.93
Brazilian reais	23.75	17.87

Total	100.0	100.0

The table below provides information about our total debt obligations as of December 31, 2007, which are sensitive to changes in interest rates and exchange rates. This table presents, by expected maturity dates and currency, the principal cash flows and related average interest rates of these obligations. Variable interest rates are based on the applicable reference rate, LIBOR, TJLP, IGP-M or CDI (Certificado de Depósito Interbancário, or Interbank Deposit Certificate) as of December 31, 2007.

								Fair Value
								as of
								December 31,
	2008	2009	2010	2011	2012	2013-2024	Total	2007
	(U.S.$ million, except for percentages)
Debt in EURO:
Fixed rate debt	2.1	0.6	—	—	—	—	2.7	3.0
Average interest rate	5.6%	5.7%	—	—	—	—
Variable rate debt	7.9	7.7	7.9	7.9	7.9	23.8	63.2	63.0
Average interest rate	5.5%	5.5%	5.5%	5.5%	5.5%	5.5%

Debt in Japanese Yen:
Fixed rate debt	92.5	49.5	28.3	26.5	26.5	339.3	562.7	565.5
Average interest rate	2.4%	2.2%	1.8%	1.7%	1.7%	2.1%
Variable rate debt	2.1	9.1	16.5	8.2	0.0	0.0	36.0	36.0
Average interest rate	8.0%	8.6%	8.7%	8.7%	—	—

Debt in U.S. dollars:
Fixed rate debt	993.9	425.3	635.0	406.1	165.4	4,251.5	6,877.3	7,097.5
Average interest rate	8.3%	8.2%	8.6%	8.2%	6.2%	7.1%
Variable rate debt	2,269.6	2,449.4	1,146.0	886.7	789.1	1,613.2	9,154.1	9,195.2
Average interest rate	5.6%	5.8%	6.2%	5.8%	5.7%	6.1%

Debt in Brazilian
reais:
Variable rate debt	1,281.8	1,001.7	1,549.7	118.4	810.0	436.9	5,198.6	5,299.1
Average interest rate	9.3%	10.3%	9.9%	11.7%	11.1%	11.5%

Total debt obligations	4,650.0	3,943.5	3,383.5	1,453.9	1,799.0	6,664.8	21,894.6	22,259.3

Our foreign currency risk management strategy includes the use of derivative instruments to protect against foreign exchange rate volatility, which may impact the value of certain of our obligations. The Company’s zero cost foreign exchange collars were settled on November 5, 2007, with a cash receipt of U.S.$38 million.
PifCo
PifCo faces market risks in the normal course of business, including interest rate risk, risk related to changes in oil and oil products prices, and risk related to changes in foreign exchange rates. PifCo makes limited use of derivatives to manage its exposure to these market risks. PifCo does not hold derivative instruments for trading purposes.
Commodity Price Risk
PifCo enters into derivative transactions in order to mitigate the impact of fluctuations in the price of crude oil and byproducts. PifCo uses futures contracts, swaps and options to protect its margins in anticipation of purchases and sales in the international markets, as shown in the sensitivity analysis above.
Interest Rate and Exchange Rate Risk
PifCo is not subject to material foreign exchange rate risk because 94% of its debt is dollar denominated. PifCo does not enter into derivative contracts or make other arrangements to hedge against interest rate risk.

The table below sets forth the amounts and related weighted average annual interest rates by expected maturity dates for PifCo’s long-term debt obligations at December 31, 2007:

								Fair Value at
Debt Obligations	2009	2010	2011	2012	2013	2014-2019	Total	Year End 2007
			(U.S.$ million, except for percentages)
Debt in U.S. Dollars:
Fixed rate debt	67.7	68.8	305.2	70.9	432.3	2,889.1	3,834.0	3,904.8
Average interest rate	5.5%	5.5%	8.8%	5.5%	8.7%	6.7%
Variable rate debt	130.8	326.6	87.6	91.7	101.6	301.7	1,040.0	1,035.0
Average interest rate	6.1%	5.9%	5.7%	5.7%	5.7%	6.2%

Debt in Japanese Yen:
Fixed rate debt	—	—	—	—	—	312.8	312.8	314.1
Average interest rate	—	—	—	—	—	2.2%

Total debt obligations	198.5	395.4	392.8	162.6	533.9	3,503.6	5,186.8	5,253.9

	December 31,	December 31,
Total Debt Portfolio	2007	2006

Debt in U.S. Dollars:
Fixed rate debt	72.4%	74.5%
Floating rate debt	22.3%	20.5%

Debt in Japanese Yen:
Fixed rate debt	5.3%	5.0%
Floating rate debt	0.0%	0.0%

Total debt portfolio	100.0%	100.0%

PifCo’s short-term debt borrowings are derived mainly from commercial banks and include trade lines of credit and commercial paper, which are primarily intended for the purchase of crude oil and oil products. The weighted average annual interest rate for PifCo’s short-term debt at December 31, 2007, was 5.59%, compared to 6.76% at December 31, 2006.
The table below sets forth the value of PifCo’s cross currency swap, in which it swaps principal and interest payments on Yen-denominated funding into U.S. dollar amounts. The change in fair value indicates that the hedging instrument is highly effective.

			Fair Value
Cross Currency Swaps	Interest		December 31,	December 31,
Maturing in 2016	Rate	Notional Amount	2007	2006
	(%)	(Japanese Yen million)	(U.S.$ million)

Fixed to fixed		35,000	3	(9)
Average pay rate (U.S.$)	5.69
Average receive rate (Japanese Yen)	2.15

Total cross currency swaps		35,000	3	(9)

Item 12. Description of Securities other than Equity Securities
Not Applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Both PifCo and we have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2007 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
The managements of Petróleo Brasileiro S.A.—Petrobras and Petrobras International Finance Company— PifCo (each, a “Company”) are responsible for establishing and maintaining effective internal control over financial reporting and for their assessments of the effectiveness of internal control over financial reporting.
Each Company’s internal control over financial reporting is a process designed by, or under the supervision of Petrobras’ Audit Committee and each of the Company’s Chief Executive Officer, Chief Financial Officer and effected by each Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Each Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Each of the Company’s management assessed the effectiveness of each Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, each of the Company’s management has concluded that as of December 31, 2007, each Company’s internal control over financial reporting is effective.
The effectiveness of each of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Controls
The management of each Company identified no change in its internal control over financial reporting during the fiscal year ended December 31, 2007 that has materially affected or is reasonably likely to materially affect its internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
On June 17, 2005 our board of directors approved the appointment of an audit committee for purposes of the Sarbanes-Oxley Act of 2002. Our board of directors has determined that Fabio Colletti Barbosa is the audit committee financial expert, and he is independent, as defined in 17 CRF 240.10A-3. PifCo’s board of directors currently serves as its audit committee for purposes of the Sarbanes-Oxley Act of 2002. PifCo’s board of directors has determined that Marcos Antonio Silva Menezes is an “audit committee financial expert” within the meaning of this Item 16A. Mr. Menezes is not independent as defined in 17 CRF 240.10A-3.
Item 16B. Code of Ethics
We have adopted a Code of Ethics applicable to our employees and executive officers and a Code of Good Practices applicable to our directors and executive officers, both of which are also applicable to PifCo. In 2006, we revised and updated our Code of Ethics. No waivers of the provisions of the Code of Ethics or Code of Good Practices are permitted. Both documents are available on our website: www.petrobras.com.br/investor relations/corporate governance.
Item 16C. Principal Accountant Fees and Services
Audit and Non-Audit Fees
Petrobras
The following table sets forth the fees billed to us by our independent auditors, KPMG Auditores Independentes, during the fiscal year ended December 31, 2007 and 2006:

	Year ended December 31,
	2007	2006
	(thousand reais)

Audit fees	23,328	17,254
Audit-related fees	2,136	3,939
Tax fees	603	1,467

Total fees	26,067	22,660
Audit fees in the above table are the aggregate fees billed by KPMG Auditores Independentes in connection with the audit of our annual financial statements (U.S. GAAP and Brazilian GAAP), interim reviews (U.S. GAAP and Brazilian GAAP), subsidiary audits (U.S. GAAP and Brazilian GAAP, among others) and review of periodic documents filed with the SEC. In 2007, Audit fees include the aggregate fees billed by KPMG Auditores Independentes, in the amount of R$2,820 thousand, related to the audit of the internal controls. Audit-related fees in the above table are the aggregate fees billed by KPMG Auditores Independentes for assurance and related services that are reasonably related to the performance of the audit or reviews of our financial statements and are not reported under “Audit fees.”
Tax fees in the above table are fees billed by KPMG Auditores Independentes for services related to tax compliance reviews of the annual federal tax return and procedures with respect to income and sales taxes.

PifCo
The following table sets forth the fees billed to PifCo by its independent auditors KPMG Auditores Independentes, during the fiscal years ended December 31, 2007 and 2006:

	Year ended December 31,
	2007	2006
	(thousand reais)

Audit fees	763.8	252.8
Audit-related fees	29.0	39.8

Total fees	792.8	292.6
“Audit Fees” are the aggregate fees billed by KPMG Auditores Independentes in connection with the audit of our annual financial statements (U.S. GAAP and Brazilian GAAP), interim reviews (U.S. GAAP and Brazilian GAAP), subsidiary audits (U.S. GAAP and local GAAP) and review of periodic documents filed with the SEC. Fees disclosed under the category “Audit-Related Fees” relate to services provided in connection with the issuance of PifCo’s notes in the international capital markets and its exports prepayment program, and assurance and related services that are reasonably related to the performance of the audit or reviews of PifCo financial statements and are not reported under “Audit fees.”
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
Item 16D. Exemptions from the Listing Standards for Audit Committees
Under the listed company audit committee rules of the NYSE and the SEC, we must comply with Exchange Act Rule 10A-3, which requires that we establish an audit committee composed of members of the board of directors that meets specified requirements. In reliance on the exemption in Rule 10A-3(b)(iv)(E), we have designated two members to our audit committee, Francisco Roberto de Albuquerque and Arthur Antônio Sendas, who are designees of the Brazilian government, which is one of our affiliates. In our assessment, each of these members acts independently in performing the responsibilities of an audit committee member under the Sarbanes-Oxley Act and satisfy the other requirements of Exchange Act Rule 10A-3.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Petrobras
During the fiscal year ended December 31, 2007, neither any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) under the Securities Exchange Act, nor we have purchased any of our equity securities.
PART III
Item 17. Financial Statements
Not applicable.
Item 18. Financial Statements
See pages F-2 through F-177, incorporated herein by reference.

Item 19. Exhibits

No.	Description

1.1
Amended Bylaws of Petróleo Brasileiro S.A.-Petrobras (together with an English version) (incorporated by reference to the Annual Report on Form 20-F of Petróleo Brasileiro S.A.—Petrobras, filed with the Securities and Exchange Commission on June 30, 2004 (File No. 1-15106)).

1.2
Memorandum and Articles of Association of Petrobras International Finance Company (incorporated by reference to Exhibit 1 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002, March 20, 2003 (File No. 333-14168) and June 26, 2007 (File No. 001-331121). PifCo’s Memorandum and Articles of Association were last amended on February 23, 2008.

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

No.	Description

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

No.	Description

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

2.40
Fifth Supplemental Indenture, dated as of October 6, 2006, between Petrobras International Finance Company (PifCo) and JPMorgan Chase Bank, as Trustee, and Petróleo Brasileiro S.A.—Petrobras relating to the 6.125% Global Notes due 2016 (incorporated by reference to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 26, 2007, and amendment filed on June 28, 2007 (File No. 001-33121)).

2.41
Standby Purchase Agreement dated as of October 6, 2006, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee (incorporated by reference to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 26, 2007, and amendment filed on June 28, 2007 (File No. 001-33121)).

2.42
Amended and Restated Fifth Supplemental Indenture, initially dated as of October 6, 2006, as amended and restated as of February 7, 2007, between Petrobras International Finance Company (PifCo) and the Bank of New York, as successor to JPMorgan Chase Bank, N.A., as Trustee, and Petróleo Brasileiro S.A.—Petrobras relating to the 6.125% Global Notes due 2016 (incorporated by reference to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 26, 2007, and amendment filed on June 28, 2007 (File No. 001-33121)).

2.43
Standby Purchase Agreement, initially dated as of October 6, 2006, as amended and restated as of February 7, 2007, between Petróleo Brasileiro S.A.—Petrobras and the Bank of New York, as successor to JPMorgan Chase Bank, N.A., as Trustee (incorporated by reference to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 26, 2007, and amendment filed on June 28, 2007 (File No. 001-33121)).

2.44
First Supplemental Indenture, dated as of November 1, 2007, between Petrobras International Finance Company (PifCo) and The Bank of New York, as Trustee, and Petróleo Brasileiro S.A.—Petrobras relating to the 5.875% Global Notes due 2018.

2.45	Standby Purchase Agreement dated as of November 1, 2007, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York, as Trustee.

2.46
Amended and Restated First Supplemental Indenture, initially dated as of November 1, 2007, as amended and restated as of January 11, 2008 between Petrobras International Finance Company (PifCo) and The Bank of New York, as Trustee, and Petróleo Brasileiro S.A.—Petrobras relating to the 5.875% Global Notes due 2018.

2.47
Amended and Restated Standby Purchase Agreement, initially dated as of November 1, 2007, as amended and restated as of January 11, 2008 between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York, as Trustee.

No.	Description

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

4.2
Purchase and Sale Agreement of natural gas, executed between Petrobras and Yacimientos Petrolíferos Fiscales Bolivianos-YPFB (together with and English version) (incorporated by reference to Exhibit 10.2 to Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 14, 2000 (File No. 333-12298)).

8.1	List of subsidiaries.

12.1	Petrobras’ Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	PifCo’s Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Petrobras’ Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	PifCo’s Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent letter of KPMG.

15.2	Consent letter of KPMG

15.3	Consent letter of Ernst & Young.

15.4	Consent letter of DeGolyer and MacNaughton.

15.5	Consent letter of DeGolyer and MacNaughton.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on May 16, 2008.

Petróleo Brasileiro S.A.—Petrobras
By:	/s/ José Sérgio Gabrielli de Azevedo
	Name:	José Sérgio Gabrielli de Azevedo
	Title:	Chairman and Chief Executive Officer

By:	/s/ Almir Guilherme Barbassa
	Name:	Almir Guilherme Barbassa
	Title:	Chief Financial Officer

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on May 16, 2008.

Petrobras International Finance Company—PifCo
By:	/s/ Daniel Lima de Oliveira
	Name:	Daniel Lima de Oliveira
	Title:	Chairman and Chief Executive Officer

By:	/s/ Sérvio Túlio da Rosa Tinoco
	Name:	Sérvio Túlio da Rosa Tinoco
	Title:	Chief Financial Officer

PETRÓLEO BRASILEIRO S.A.—PETROBRAS
PETROBRAS INTERNATIONAL FINANCE COMPANY

Petróleo Brasileiro S.A. —
Petrobras and subsidiaries
Consolidated Financial Statements
December 31, 2007, 2006 and 2005
with Report of Independent
Registered Public Accounting Firm

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The management of Petróleo Brasileiro S.A. — Petrobras and subsidiaries (“the Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.
The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Audit Committee, Chief Executive Officer, Chief Financial Officer and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment management has concluded that as of December 31, 2007 the Company’s internal control over financial reporting is effective.
The Company’s internal control over financial reporting as of December 31, 2007 has been audited by KPMG Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, dated March 14, 2008, included herein.

José Sergio Gabrielli de Azevedo	Almir Guilherme Barbassa
Chief Executive Officer	Chief Financial Officer
March 14, 2008	March 14, 2008

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Petróleo Brasileiro S.A. — Petrobras
Rio de Janeiro, Brazil
We have audited the accompanying consolidated balance sheets of Petróleo Brasileiro S.A. - Petrobras (and subsidiaries) (“The Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for the years then ended.  We also have audited Petróleo Brasileiro S.A. — Petrobras (and subsidiaries) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Petróleo Brasileiro S.A. — Petrobras’ management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements, and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statements presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. — Petrobras (and subsidiaries) as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, Petróleo Brasileiro S.A. — Petrobras (and subsidiaries) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
As discussed in the Note 2(n) to the consolidated financial statements, the Company adopted the recognition and disclosure provisions of FASB interpretation No 48, accounting for uncertainty in income taxes, as of January 1, 2007.
March 14, 2008, except as to Note 26 (b), which is as of April 30, 2008.
KPMG Auditores Independentes

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Petróleo Brasileiro S.A. — Petrobras
We have audited the accompanying consolidated statements of income, changes in shareholders’ equity and cash flows of Petróleo Brasileiro S.A. – Petrobras and its subsidiaries for the year ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of Petrobras and its subsidiaries’ operations and their consolidated cash flows for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
ERNST & YOUNG
Auditores Independentes S/S
Paulo José Machado
Partner
Rio de Janeiro, Brazil
February 17, 2006

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006
Expressed in Millions of United States Dollars

	As of December 31,
	2007	2006
Assets

Current assets
Cash and cash equivalents (Note 4)	6,987	12,688
Marketable securities (Note 5)	267	346
Accounts receivable, net (Note 6)	6,538	6,311
Inventories (Note 7)	9,231	6,573
Deferred income taxes (Note 3)	498	653
Recoverable taxes (Note 8)	3,488	2,593
Advances to suppliers	683	948
Other current assets	1,448	843

	29,140	30,955

Property, plant and equipment, net (Note 9)	84,523	58,897

Investments in non-consolidated companies and other investments (Note 10)	5,112	3,262

Other assets
Accounts receivable, net (Note 6)	1,467	513
Advances to suppliers	1,658	852
Petroleum and alcohol account – receivable from Federal Government (Note 11)	450	368
Government securities	670	479
Marketable securities (Note 5)	2,144	94
Restricted deposits for legal proceedings and guarantees (Note 19 (a))	977	816
Recoverable taxes (Note 8)	2,477	1,292
Deferred income taxes (Note 3)	15	61
Goodwill (Note 18)	313	243
Prepaid expenses	232	244
Inventories (Note 7)	52	210
Other assets	485	394

	10,940	5,566

Total assets	129,715	98,680

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
December 31, 2007 and 2006
Expressed in Millions of United States Dollars

	As of December 31,
	2007	2006
Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	7,816	5,418
Short-term debt (Note 12)	1,458	1,293
Current portion of long-term debt (Note 12)	1,273	2,106
Current portion of project financings (Note 14)	1,692	2,182
Current portion of capital lease obligations (Note 15)	227	231
Accrued interest	239	247
Income taxes payable	560	235
Taxes payable, other than income taxes	3,950	3,122
Deferred income taxes (Note 3)	7	8
Payroll and related charges	1,549	1,192
Dividends and interest on capital payable (Note 17 (b))	3,220	3,693
Contingencies (Note 19 (a))	30	25
Advances from customers	276	880
Employees’ postretirement benefits obligation — Pension (Note 16 (a))	364	198
Employees’ postretirement benefits obligation — Health care (Note 16 (a))	259	190
Other payables and accruals	1,548	956

	24,468	21,976

Long-term liabilities
Long-term debt (Note 12)	12,148	10,510
Project financings (Note 14)	4,586	4,192
Capital lease obligations (Note 15)	511	824
Employees’ postretirement benefits obligation — Pension (Note 16 (a))	4,678	4,645
Employees’ postretirement benefits obligation — Health care (Note 16 (a))	6,639	5,243
Deferred income taxes (Note 3)	4,802	2,916
Provision for abandonment (Note 9 (c))	3,462	1,473
Contingencies (Note 19 (a))	352	208
Other liabilities	558	428

	37,736	30,439

Minority interest	2,332	1,966

Shareholders’ equity
Shares authorized and issued (Note 17 (a))
Preferred share - 2007 and 2006 - 3,700,729,396 shares (*)	8,620	7,718
Common share - 2007 and 2006 - 5,073,347,344 shares (*)	12,196	10,959
Capital reserve — fiscal incentive	877	174
Retained earnings
Appropriated	34,863	23,704
Unappropriated	6,618	10,541
Accumulated other comprehensive income
Cumulative translation adjustments	4,155	(6,202)
Postretirement benefit reserves adjustments net of tax (US$795 and US$1,058 for December 31, 2007 and 2006, respectively) — pension cost (Note 16 (a))	(1,544)	(2,052)
Postretirement benefit reserves adjustments net of tax (US$478 and US$508 for December 31, 2007 and 2006, respectively) — health care cost (Note 16 (a))	(928)	(987)
Unrealized gains on available-for-sale securities, net of tax	331	446
Unrecognized loss on cash flow hedge, net of tax	(9)	(2)

	65,179	44,299

Total liabilities and shareholders’ equity	129,715	98,680

(*)	Considers effect of 2 for 1 stock split that occurred on April 25, 2008 (see Note 26 (b)).
See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
December 31, 2007, 2006 and 2005
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)

	Year ended December 31,
	2007	2006	2005

Sales of products and services	112,425	93,893	74,065
Less:
Value-added and other taxes on sales and services	(20,668)	(17,906)	(14,694)
Contribution of Intervention in the Economic Domain Charge — CIDE	(4,022)	(3,640)	(3,047)

Net operating revenues	87,735	72,347	56,324

Cost of sales	49,789	40,184	29,828
Depreciation, depletion and amortization	5,544	3,673	2,926
Exploration, including exploratory dry holes	1,423	934	1,009
Selling, general and administrative expenses	6,250	4,824	4,474
Impairment (Note 9 (d))	271	21	156
Research and development expenses	881	730	399
Other operating expenses	2,136	1,120	1,453

Total costs and expenses	66,294	51,486	40,245

Operating income	21,441	20,861	16,079

Equity in results of non-consolidated companies (Note 10)	235	28	139
Financial income (Note 13)	1,427	1,165	710
Financial expenses (Note 13)	(554)	(1,340)	(1,189)
Monetary and exchange variation on monetary assets and liabilities, net (Note 13)	(1,455)	75	248
Employee benefit expense for non-active participants	(990)	(1,017)	(994)
Other taxes	(662)	(594)	(373)
Other expenses, net	(143)	(17)	(28)

	(2,142)	(1,700)	(1,487)

Income before income taxes, minority interest and extraordinary item	19,299	19,161	14,592

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Continued)
December 31, 2007, 2006 and 2005
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)

	Year ended December 31,
	2007		2006		2005

Income tax expense (Note 3)
Current	(4,826)		(5,011)		(4,223)
Deferred	(1,062)		(680)		(218)

	(5,888)		(5,691)		(4,441)

Minority interest in results of consolidated subsidiaries	(273)		(644)		35

Income before extraordinary item	13,138		12,826		10,186

Extraordinary gain net of tax (Note 10 (a))	—		—		158

Net income for the year	13,138		12,826		10,344

Net income applicable to each class of shares
Common	7,597		7,417		5,982
Preferred	5,541		5,409		4,362

Net income for the year	13,138		12,826		10,344

Basic and diluted earnings per share (Note 17 (c))
Common and preferred
Before effect of extraordinary item	1.50	(*)	1.46	(*)	1.16	(*)
After effect of extraordinary item	1.50	(*)	1.46	(*)	1.18	(*)

Basic and diluted earnings per ADS
Before effect of extraordinary item	3.00	(*)	2.92	(*)	2.32	(*)
After effect of extraordinary item	3.00	(*)	2.92	(*)	2.36	(*)

Weighted average number of shares outstanding
Common	5,073,347,344	(*)	5,073,347,344	(*)	5,073,347,344	(*)
Preferred	3,700,729,396	(*)	3,699,806,288	(*)	3,698,956,056	(*)

(*)	Considers effect of 2 for 1 stock split that occurred on April 25, 2008 (see Note 26 (b)).
See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 2007, 2006 and 2005
Expressed in Millions of United States Dollars

	Year ended December 31,
	2007	2006	2005

Cash flows from operating activities
Net income for the year	13,138	12,826	10,344
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, depletion and amortization	5,544	3,673	2,926
Dry hole costs	549	493	597
Loss on property, plant and equipment	247	225	292
Minority interest in results of consolidated subsidiaries	273	644	(35)
Deferred income taxes	1,062	680	218
Foreign exchange and monetary loss	641	465	140
Accretion expense — asset retirement obligation	147	32	51
Impairment of oil and gas properties	271	21	156
Provision for uncollectible accounts	215	78	118
Equity in the results of non-consolidated companies	(234)	(28)	(139)
Financial income (loss) on hedge operations	—	434	170
Other	—	—	(8)

Decrease (increase) in operating assets
Accounts receivable	(460)	308	(1,510)
Petroleum and alcohol account	(6)	(7)	(9)
Interest receivable on government securities	56	4	3
Inventories	(1,619)	(533)	38
Advances to suppliers	787	(552)	(167)
Prepaid expenses	105	32	38
Recoverable taxes	(1,132)	(552)	(540)
Other	288	261	82

Increase (decrease) in operating liabilities
Trade accounts payable	1,709	1,385	275
Payroll and related charges	113	200	215
Taxes payable, other than income taxes	135	(133)	566
Income taxes payable	325	(190)	(56)
Employees’ postretirement benefits obligation — Pension	422	489	647
Employees’ postretirement benefits obligation — Health care	616	656	557
Accrued interest	—	21	8
Contingencies	121	(79)	(65)
Provision for abandonment	(211)	(57)	325
Other liabilities	(438)	281	(122)

Net cash provided by operating activities	22,664	21,077	15,115

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
December 31, 2007, 2006 and 2005
Expressed in Millions of United States Dollars

	Year ended December 31,
	2007	2006	2005
Cash flows from investing activities
Additions to property, plant and equipment	(20,978)	(14,643)	(10,365)
Investment in non-consolidated companies	(25)	(187)	(71)
Investment in marketable securities (see Note 5)	(1,707)	205	169
Acquisition of Pasadena Refinery (see Note 18 (d))	—	(416)	—
Acquisition of Suzano (see Note 18 (c))	(1,186)	—	—
Acquisition of Ipiranga (see Note 18 (b))	(365)	—	—
Received cash related to investment in Nigeria	—	199	—
Dividends received from non-consolidated companies	229	130	60
Restricted deposits for legal proceedings	6	31	—

Net cash used in investing activities	(24,026)	(14,681)	(10,207)

Cash flows from financing activities
Short-term debt, net issuances and repayments	(6)	228	(1,058)
Proceeds from issuance and draw-down of long-term debt	2,980	2,251	1,697
Principal payments of long-term debt	(3,561)	(2,555)	(1,120)
Repurchase of securities — Notes (see Note 12 (c))	—	(1,046)	—
Proceeds from project financings	1,568	1,524	1,492
Payments of project financings	(2,599)	(1,209)	(1,392)
Payment of capital lease obligations	(367)	(334)	(134)
Dividends paid to shareholders	(3,860)	(3,144)	(2,104)
Dividends paid to minority interests	(143)	(69)	(6)

Net cash used in financing activities	(5,988)	(4,354)	(2,625)

Increase (decrease) in cash and cash equivalents	(7,350)	2,042	2,283
Effect of exchange rate changes on cash and cash equivalents	1,649	775	732
Cash and cash equivalents at beginning of year	12,688	9,871	6,856

Cash and cash equivalents at end of year	6,987	12,688	9,871

Supplemental cash flow information:
Cash paid during the year for
Interest, net of amount capitalized	1,684	877	1,083
Income taxes	5,146	4,686	3,843
Withholding income tax on financial investments	65	26	29

Non-cash investing and financing transactions during the year
Recognition of asset retirement obligation — SFAS 143	1,836	632	356

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
December 31, 2007, 2006 and 2005
Expressed in Millions of United States Dollars
(except per-share amounts)

	Year ended December 31,
	2007	2006	2005
Preferred shares
Balance at January 1,	7,718	4,772	4,772
Capital increase from undistributed earnings reserve (Note 17 (a))	902	2,939	—
Capital increase from issue of preferred shares	—	7	—

Balance at December 31,	8,620	7,718	4,772

Common shares
Balance at January 1,	10,959	6,929	6,929
Capital increase from undistributed earnings reserve (Note 17 (a))	1,237	4,030	—

Balance at December 31,	12,196	10,959	6,929

Capital reserve — fiscal incentive
Balance at January 1,	174	159	134
Transfer from unappropriated retained earnings	703	15	25

Balance at December 31,	877	174	159

Accumulated other comprehensive loss
Cumulative translation adjustments
Balance at January 1,	(6,202)	(9,432)	(12,539)
Change in the year	10,357	3,230	3,107

Balance at December 31,	4,155	(6,202)	(9,432)

Postretirement benefit reserves adjustments net of tax — pension cost
Balance at January 1,	(2,052)	(1,930)	(1,975)
Accounting change — SFAS 158	—	(131)	—
Other decreases (increases)	771	(38)	68
Tax effect on above	(263)	47	(23)

Balance at December 31,	(1,544)	(2,052)	(1,930)

Postretirement benefit reserves adjustments net of tax — health care cost
Balance at January 1,	(987)	—	—
Accounting change — SFAS 158	—	(987)	—
Other decreases (increases)	89	—	—
Tax effect on above	(30)	—	—

Balance at December 31,	(928)	(987)	—

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)
December 31, 2007, 2006 and 2005
Expressed in Millions of United States Dollars
(except per-share amounts)

	Year ended December 31,
	2007	2006	2005

Unrecognized gains (losses) on available-for-sale securities, net of tax
Balance at January 1,	446	356	460
Unrealized gains (losses)	(174)	137	(158)
Tax effect on above	59	(47)	54

Balance at December 31,	331	446	356

Unrecognized loss on cash flow hedge, net of tax
Balance at January 1	(2)	—	—
Unrealized losses	(7)	(3)	—
Tax effect on above	—	1	—

Balance at December 31,	(9)	(2)	—

Appropriated retained earnings
Legal reserve
Balance at January 1,	3,045	2,225	1,520
Transfer from unappropriated retained earnings, net of gain or loss on translation	1,252	820	705

Balance at December 31,	4,297	3,045	2,225

Undistributed earnings reserve
Balance at January 1,	20,074	17,439	9,688
Capital increase	(1,647)	(6,969)	—
Transfer from unappropriated retained earnings, net of gain or loss on translation	11,853	9,604	7,751

Balance at December 31,	30,280	20,074	17,439

Statutory reserve
Balance at January 1,	585	431	318
Capital increase	(492)	—	—
Transfer from unappropriated retained earnings, net of gain or loss on translation	193	154	113

Balance at December 31,	286	585	431

Total appropriated retained earnings	34,863	23,704	20,095

Unappropriated retained earnings
Balance at January 1,	10,541	11,968	13,199
Net income for the year	13,138	12,826	10,344
Dividends and interest on shareholder’s equity (per share: 2007 – US$0.35 (*) to common and preferred share; 2006 - US$0.42 (*) to common and preferred shares; 2005 - US$0.34 (*) to common and preferred shares)	(3,060)	(3,660)	(2,982)
Appropriation to fiscal incentive reserve	(703)	(15)	(24)
Appropriation to reserves	(13,298)	(10,578)	(8,569)

Balance at December 31,	6,618	10,541	11,968

Total shareholders’ equity	65,179	44,299	32,917

Comprehensive income (loss) is comprised as follows:
Net income for the year	13,138	12,826	10,344
Cumulative translation adjustments	10,357	3,230	3,107
Postretirements benefit reserves adjustments net of tax — pension cost	508	(25)	45
Postretirements benefit reserves adjustments net of tax — health care	59	—	—
Unrealized gains (losses) on available-for-sale securities	(115)	90	(104)
Unrecognized loss on cash flow hedge	(9)	(2)	—

Total comprehensive income	23,938	16,119	13,392

(*)	Considers effect of 2 for 1 stock split that occurred on April 25, 2008 (see Note 26 (b)).
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

Certain prior years amounts have been reclassified to conform to current year presentation standards. These reclassifications are not significant to the consolidated financial statements and had no impact on the Company’s net income.

(a)	Basis of financial statements preparation

The accompanying consolidated financial statements of Petróleo Brasileiro S.A. — Petrobras (the Company) have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC). U.S. GAAP differs in certain respects from Brazilian accounting practice as applied by Petrobras in its statutory financial statements prepared in accordance with Brazilian Corporate Law and regulations promulgated by the Brazilian Securities and Exchange Commission (CVM).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(a)	Basis of financial statements preparation (Continued)

The U.S. dollar amounts for the years presented have been translated from the Brazilian Real amounts in accordance with Statement of Financial Accounting Standards SFAS No. 52 — Foreign Currency Translation (“SFAS 52”) as applicable to entities operating in non-hyperinflationary economies. Transactions occurring in foreign currencies are first remeasured to the Brazilian Real and then translated to the U.S. dollar, with remeasurement gains and losses being recognized in the statements of income. While Petrobras has selected the U.S. Dollar as its reporting currency, the functional currency of Petrobras and all Brazilian subsidiaries is the Brazilian Real. The functional currency of PifCo and certain of the special purpose companies is the U.S. dollar, and the functional currency of Petrobras Energía Participaciones S.A. — PEPSA is the Argentine Peso.

The Company has translated all assets and liabilities into U.S. dollars at the current exchange rate (R$1.771 and R$2.138 to US$1.00 at December 31, 2007 and 2006, respectively), and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the year. The net translation gain in the amount of US$10,357 in 2007 (2006 — US$3,230 and 2005 — US$3,107) resulting from this remeasurement process was excluded from income and presented as a cumulative translation adjustment (“CTA”) within “Accumulated other comprehensive income” in the consolidated statements of changes in shareholders’ equity.

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

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(b)	Basis of consolidation (Continued)

The following majority-owned subsidiaries and variable interest entities are consolidated:

Subsidiary companies	Activity

Petrobras Química S.A. — Petroquisa and subsidiaries	Petrochemical
Petrobras Distribuidora S.A. — BR and subsidiaries	Distribution
Braspetro Oil Services Company — Brasoil and subsidiaries	International operations
Braspetro Oil Company — BOC and subsidiaries (1)	International operations
Petrobras International Braspetro B.V. — PIBBV and subsidiaries	International operations
Petrobras Gás S.A. — Gaspetro and subsidiaries	Gas transportation
Petrobras International Finance Company — PifCo and subsidiaries	Financing
Petrobras Transporte S.A. — Transpetro and subsidiaries	Transportation
Downstream Participações Ltda. and subsidiaries	Refining and distribution
Petrobras Netherlands BV — PNBV and subsidiaries	Exploration and Production
Petrobras Comercializadora de Energia Ltda. — PCEL	Energy
Petrobras Negócios Eletrônicos S.A. — E-Petro and subsidiaries	Corporate
5283 Participações Ltda.	Corporate
Fundo de Investimento Imobiliário RB Logística — FII	Corporate
FAFEN Energia S.A.	Energy
Baixada Santista Energia Ltda.	Energy
Sociedade Fluminense de Energia Ltda. — SFE	Energy
Termoaçu S.A.	Energy
Termobahia S.A.	Energy
Termoceará Ltda.	Energy
Termorio S.A.	Energy
Termomacaé Ltda.	Energy
Termomacaé Comercialização de Energia Ltda.	Energy
Ibiritermo S.A.	Energy
Usina Termelétrica de Juiz de Fora S.A.	Energy

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(b)	Basis of consolidation (Continued)

Special purpose entities consolidated according to FIN 46(R)	Activity

Albacora Japão Petróleo Ltda.	Exploration and Production
Barracuda & Caratinga Leasing Company B.V.	Exploration and Production
Companhia Petrolífera Marlim	Exploration and Production
NovaMarlim Petróleo S.A.	Exploration and Production
Cayman Cabiunas Investments Co.	Exploration and Production
Cia. de Desenvimento e Modernização de Plantas Industriais — CDMPI	Exploration and Production
Companhia Locadora de Equipamentos Petrolíferos S.A. — CLEP	Exploration and Production
PDET Offshore S.A.	Exploration and Production
Companhia de Recuperação Secundária S.A.	Exploration and Production
Nova Transportadora do Nordeste S.A.	Transportation
Nova Transportadora do Sudeste S.A.	Transportation
Gasene Participações Ltda.	Transportation
Manaus Geração Termelétrica Participações Ltda.	Energy
Blade Securities Limited.	Corporate
Codajás Coari Participações Ltda.	Transportation
Charter Development LLC- CDC	Exploration and Production
Companhia Mexilhão do Brasil	Exploration and Production
Fundo de Investimento em Direitos Creditórios não-padronizados do Sistema Petrobras (2)	Corporate

(1)
Braspetro Oil Company (BOC) exercised its option to purchase all the shares of EVM Leasing Co on June 18, 2007 (see Note 14). EVM Leasing Co. has been consolidated according to ARB 51, commencing June 2007. Consolidated according to FIN 46(R), commencing December 31, 2003 until May 2007.

(2)
At December 31, 2007, the Company had amounts invested in the Petrobras Group’s Non-Standardized Credit Rights Investment Fund (Fundo de Investimento em Direitos Creditórios não-padronizados do Sistema Petrobras — “FIDC-NP”). This investment fund is predominantly intended for acquiring credit rights, performed and/or non-performed, of operations carried out by companies in the Petrobras System, and aims to optimize the financial management of the funds of the Company.

(*)
The articles of dissolution were produced for Usina Termelétrica Nova Piratininga Ltda. in consequence of the extinguishment of the Piratininga Consortium - São Paulo, so Termelétrica Nova Piratininga Ltda. was not included in the consolidated financial statements of December 31, 2007.

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

Marketable securities have been classified by the Company as available-for-sale, held-to-maturity or trading based upon intended strategies with respect to such securities.

Trading securities are marked-to-market through current period earnings, available-for-sale securities are marked-to-market through other comprehensive income, and held-to-maturity securities are recorded at amortized cost.

There were no material transfers between categories.

(e)	Inventories

Inventories are stated as follows:
•	Raw materials are comprised principally of crude oil inventories, which are stated at the lower of average cost or market value;

•	Oil products and fuel alcohol are stated, respectively, at average refining and purchase cost, adjusted when applicable to their realizable value;

•	Materials and supplies are stated at average purchase cost, not exceeding replacement value and imports in transit are stated at identified cost.
(f)	Investments in non-consolidated companies

The Company uses the equity method of accounting for all long-term investments for which it owns between 20% and 50% of the investee’s outstanding voting stock or has the ability to exercise significant influence over operating and financial policies of the investee without controlling it. The equity method requires periodic adjustments to the investment account to recognize the Company’s proportionate share in the investee’s results, reduced by receipt of investee’s dividends.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(g)	Property, plant and equipment
•	Costs incurred in oil and gas producing activities

The costs incurred in connection with the exploration, development and production of oil and gas are recorded in accordance with the “successful efforts” method. This method requires that costs the Company incurs in connection with the drilling of developmental wells and facilities in proved reserve production areas and successful exploratory wells be capitalized. In addition, costs the Company incurs in connection with geological and geophysical activities are charged to the statements of income in the year incurred, and the costs relating to exploratory dry wells on unproved reserve properties are charged to the statements of income when determined as dry or uneconomical.

•	Capitalized costs

The capitalized costs are depreciated based on the unit-of-production method using proved developed reserves. These reserves are estimated by the Company’s geologists and petroleum engineers in accordance with SEC standards and are reviewed annually, or more frequently when there are indications of significant changes.

•	Property acquisition costs

Costs of acquiring developed or undeveloped leaseholds including lease bonus, brokerage, and other fees are capitalized. The costs of undeveloped properties that become productive are transferred to a producing property account.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(g)	Property, plant and equipment (Continued)
•	Exploratory costs

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

Costs of development wells including wells, platforms, well equipment and attendant production facilities are capitalized.

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

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(g)	Property, plant and equipment (Continued)
•	Depreciation, depletion and amortization

Depreciation, depletion and amortization of leasehold costs of producing properties are recorded using the unit-of-production method applied on a field by field basis as a ratio of proved developed reserves. Production platform under capital lease which is not tied to the respective wells, are depreciated on a straight-line basis over the estimated useful lives of the platforms. Depreciation, depletion and amortization of all other capitalized costs (both tangible and intangible) of proved oil and gas producing properties is recorded using the unit-of-production method applied on a field by field basis as a ratio of proved developed reserves produced. The straight-line method is used for assets with a useful life shorted than the life of the field.

Other plant and equipment are depreciated on a straight-line basis over the following estimated useful lives:

Building and improvements	25-40 years
Equipment and other assets	3-30 years
Platforms	15-25 years
Pipelines	30 years
•	Impairment

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

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(g)	Property, plant and equipment (Continued)
•	Maintenance and repairs

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

(i)	Income taxes

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

(j)	Employees’ postretirement benefits

The Company sponsors a contributory defined-benefit pension plan covering substantially all of its employees, which is accounted for by the Company in accordance with SFAS No. 87 — Employers’ Accounting for Pensions (“SFAS 87”) and SFAS 158 — “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”). Disclosures related to the plan are in accordance with FASB Statement No. 132-R, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS No. 132-R”).

In addition, the Company provides certain health care benefits for retired employees and their dependents. The cost of such benefits is recognized in accordance with SFAS No. 106 - Postretirement Benefits Other Than Pensions (“SFAS 106”) and “SFAS 158”.

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

(k)	Earnings per share

Earnings per share are computed using the two-class method, which is an earnings allocation formula that determines earnings per share for both preferred shares, which are participating securities and common shares as if all of the net income for each year had been distributed in accordance with a predetermined formula described in Note 17(b).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(l)	Accounting for derivatives and hedging activities

The Company applies SFAS No. 133 — Accounting for Derivative Instruments and Hedging Activities, together with its amendments and interpretations, referred to collectively herein as “SFAS 133”. SFAS 133 requires that all derivative instruments be recorded in the balance sheet of the Company as either an asset or a liability and measured at fair value. SFAS 133 requires that changes in the derivative’s fair value be recognized in the income statement unless specific hedge accounting criteria are met; and the Company designates. For derivatives designated as accounting hedges, fair value adjustments are recorded either in the income statements or “Accumulated other comprehensive income”, a component of shareholders’ equity, depending upon the type of accounting hedge and the degree of hedge effectiveness.

The Company uses derivative financial instruments for economic hedging purposes to mitigate the risk of unfavorable price movements for crude oil purchases. These instruments are marked-to-market with the associated gains or losses recognized as “Financial income” or “Financial expenses”.

The Company may also use derivative financial instruments for economic hedging purposes to mitigate the risk of unfavorable exchange-rate movements on its foreign currency-denominated funding. Gains and losses from changes in the fair value of these contracts are recognized as “Financial income” or “Financial expenses”.

For cash flow hedges, the gains and losses associated with the derivative instruments are deferred and recorded in “Accumulated other comprehensive income” until such time as the hedged transaction impacts earnings, with the exception of any hedge ineffectiveness; which is recorded directly in the financial statements of income.

(m)	Recently issued accounting pronouncements
•	FASB Statement No. 157, Fair Value Measurements (“SFAS 157”)

In September 2006, the FASB issued SFAS 157, which became effective for the Company on January 1, 2008. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards. The Company does not expect any significant impact to its consolidated financial statements, other than additional disclosures.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(m)	Recently issued accounting pronouncements (Continued)
•	FASB Staff Position FAS No. 157-1, Application of SFAS 157 to FASB Statement No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions (“FSP 157-1”)

In February 2008, the FASB issued FSP 157-1, which became effective for the Company on January 1, 2008. This FSP excludes FASB Statement No. 13, Accounting for Leases, and its related interpretive accounting pronouncements from the provisions of SFAS 157, except for leasing transactions arising from business combinations. The Company does not expect any significant impact to its consolidated financial statements.

•	FASB Staff Position FAS No. 157-2, Effective Date of SFAS 157 (“FSP 157-2”)

In February 2008, the FASB issued FSP 157-2, which delays the company’s January 1, 2008, effective date of FAS 157 for all non financial assets and non financial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until January 1, 2009. The Company does not expect any significant impact to its consolidated financial statements.

•	FASB Statement 159 “The Fair Value Option for Financial Assets and Financial Liabilities.” (“SFAS 159”)

In February 2007, the FASB issued SFAS 159, that permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect any significant impact to its consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(m)	Recently issued accounting pronouncements (Continued)
•	FASB Statement No. 141 (revised 2007), Business Combinations (“SFAS 141-R”)

In December 2007, the FASB issued SFAS 141-R, which will become effective for business combination transactions having an acquisition date on or after January 1, 2009. This standard requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date to be measured at their respective fair values. SFAS 141-R changes the accounting treatment for the following items: acquisition-related costs and restructuring costs to be generally expensed when incurred; in-process research and development to be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition to be generally recognized in income tax expense; acquired contingent liabilities to be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined ‘under existing guidance for non-acquired contingencies. SFAS 141-R also includes a substantial number of new disclosures requirements. The impact on the application of SFAS 141-R in the consolidation financial statements will depend on the business combinations arising during 2009 and thereafter.

•	FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial statements, an amendment of ARB No. 51 (“SFAS 160”)

In December 2007, the FASB issued SFAS 160, that establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. Certain changes in a parent’s ownership interest are to be accounted for as equity transactions and when a subsidiary is deconsolidated, any noncontrolling equity investment in the former subsidiary is to be initially measured at fair value. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest and is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company’s disclosure of income statement and balance sheet will be significantly changed by the application of SFAS 160.

(n)	Recently adopted accounting pronouncements
•	FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, An Interpretation of FASB Statement 109 (“FIN 48”)

In July 2006, the FASB issued FIN 48, which became effective on January 1, 2007 (see Note 3).
3.	Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutory enacted tax rates for income tax and social contribution have been 25% and 9%, respectively for the years ended December 31, 2007, 2006 and 2005.

The Company’s taxable income is substantially generated in Brazil and is therefore subject to the Brazilian statutory tax rate.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
3.	Income Taxes (Continued)

The following table reconciles the tax calculated based upon the Brazilian statutory tax rate of 34% to the income tax expense recorded in these consolidated statements of income.

	Year ended December 31,
	2007	2006	2005
Income before income taxes, minority interest and extraordinary item:
Brazil	19,536	18,590	13,739
International	(237)	571	853

	19,299	19,161	14,592

Tax expense at statutory rate	(6,562)	(6,515)	(4,961)
Adjustments to derive effective tax rate:
Non-deductible postretirement and health-benefits	(315)	(277)	(244)
Change in valuation allowance	(309)	101	76
Foreign income subject to different tax rates	(199)	(147)	(57)
Tax credits of companies abroad	(266)	(27)	(24)
Tax benefit on interest on shareholders’ equity (see Note 17 (b))	998	994	791
Tax incentive (1)	712	138	126
Other	53	42	(148)

Income tax expense	(5,888)	(5,691)	(4,441)

(1)
On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras’ right to deduct certain tax incentives from income tax payable, covering the tax years of 2006 until 2015, and Petrobras recognized a tax benefit in the amount of US$601 related to these incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentive activities and these have been accounted for under the flow through method. The remaining amount refers to other incentives such as cultural, employee incentive for meal programs, among others.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
3.	Income Taxes (Continued)

The following table shows a breakdown between domestic and international income tax benefit (expense) attributable to income from continuing operations:

	Year ended December 31,
	2007	2006	2005

Brazil:
Current	(4,473)	(4,758)	(3,973)
Deferred	(991)	(679)	(179)

	(5,464)	(5,437)	(4,152)

International:
Current	(353)	(253)	(250)
Deferred	(71)	(1)	(39)

	(424)	(254)	(289)

Income tax expense	(5,888)	(5,691)	(4,441)

Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. — TBG, a subsidiary of Gaspetro, has accumulated tax loss carryforwards amounting to US$354 as of December 31, 2007, which are available to offset future taxable income, limited to 30% of taxable income in any individual year. These tax loss carryforwards were accumulated between 1999 and 2002 and can be carried forward indefinitely in Brazil. Based on the level of recent taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes that it is more likely than not that it will realize these tax benefits within ten years at the maximum.

Petrobras America Inc. has tax loss carryforwards amounting to US$669 as of December 31, 2007, which are available to offset future taxable income, if any, through 2027.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
3.	Income Taxes (Continued)

PEPSA also has tax loss carryforwards amounting to US$7 as of December 31, 2007, which are available to offset future taxable income. These tax loss carryforwards were generated mainly due to operating losses arose during the Argentinean crisis in 2001 and 2002.

All the deferred tax assets and liabilities recorded are principally related to Brazil and there are no significant deferred tax assets and liabilities from international locations. There is no netting of deferred taxes between jurisdictions.

The major components of the deferred income tax accounts in the consolidated balance sheet are as follows:

	As of December 31,
	2007	2006
Current assets
Inventories	(4)	101
Lease obligations	(33)	53
Provision for profit sharing	177	159
Employees’ postretirement benefits	130	65
Other temporary differences	228	295

	498	673

Current liabilities
Other temporary differences	(7)	(28)

	(7)	(28)

Net current deferred tax assets	491	645

Current deferred tax liabilities	(7)	(8)

Current deferred tax assets	498	653

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
3.	Income Taxes (Continued)

	As of December 31,
	2007	2006
Non-current assets
Employees’ postretirement benefits, net of Accumulated postretirements benefit reserves adjustments	2,065	2,101
Deferred charges	141	159
Tax loss carryforwards	335	514
Investments	66	53
Lease obligations	42	51
Inventories revaluation	22	37
Derivatives	(1)	11
Allowance for doubtful accounts	76	47
Provision for contingencies	104	67
Project financings	(100)	95
Other temporary differences, not significant individually	250	328
Valuation allowance	(373)	(426)

	2,627	3,037

Non-current liabilities
Capitalized exploration and development costs	(5,810)	(4,041)
Property, plant and equipment	(1,494)	(1,140)
Hedge	(4)	(21)
Investments	(190)	(88)
Tax effect on unrealized loss on investments available-for-sale	(78)	(186)
Other temporary differences, not significant individually	162	(416)

	(7,414)	(5,892)

Net non-current deferred tax liabilities	(4,787)	(2,855)

Non-current deferred tax assets	15	61

Non-current deferred tax liabilities	(4,802)	(2,916)

Net deferred tax liabilities	(4,296)	(2,210)

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
3.	Income Taxes (Continued)

Annually management evaluates the realizability of its deferred tax assets taking into consideration, among other elements, the projected future taxable income, tax-planning strategies, expiration dates of the tax loss carryforwards, scheduled reversal of the existing temporary differences and the level of historical taxable income. All the available evidence, both positive and negative, are duly weighted and considered in the analysis. Based on the Company’s analysis, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2007. The amount of the deferred tax asset considered realizable could, however, be reduced if estimates of future taxable income are reduced. The following presents the net change in the valuation allowance for the years ended December 31, 2007, 2006 and 2005:

	Year ended December 31,
	2007	2006	2005

Balance at January 1,	(426)	(524)	(596)
Additions	(320)	—	—
Reductions allocated to income tax expense	12	101	76
Reductions allocated to goodwill	168	—	—
Reductions due to expiration	209	—	—
Cumulative translation adjustments	(16)	(3)	(4)

Balance at December 31,	(373)	(426)	(524)

The reduction in valuation allowance in 2007 was primarily related to PEPSA, of which a tax benefit of US$168 was allocated to reduce goodwill for the deferred asset that was not previously recognized at the acquisition date. The majority of the remaining amount was related to the reduction in both gross deferred tax asset and related valuation allowance due to the expiration of the unutilized tax loss carryforwards in PEPSA.

Subsequently recognized tax benefits related to the valuation allowance for deferred tax assets as of December 31, 2007, will be substantially allocated to income tax benefit that would be reported in the consolidated statements of income.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
3.	Income Taxes (Continued)

The Company has not recognized a deferred tax liability of approximately US$117 for the undistributed earnings of its foreign operations that arose in 2007 and prior years as the Company considers these earnings to be indefinitely reinvested. A deferred tax liability will be recognized when the Company no longer demonstrates that it plans to indefinitely reinvest the undistributed earnings. As of December 31, 2007, the undistributed earnings of these subsidiaries were approximately US$779.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 provides guidance on recognition, classification and disclosure concerning uncertain income tax liabilities. The evaluation of a tax position requires recognition of a tax benefit if it is more likely than not it will be sustained upon examination. The Company adopted FIN 48 on January 1, 2007. The adoption did not have a material impact on Petrobras’ consolidated financial statements.

As on January 1, 2007, and for the twelve-month ended December 31, 2007, the Company did not have any unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company and its subsidiaries file income tax returns in Brazil and in many foreign jurisdictions. The Brazilian and Argentinean tax returns are open to examination by the respective tax authorities for the years beginning in 2002. The Company records interest related to unrecognized tax benefits in financial expenses and penalties in other operating expenses. As of January 1, 2007, and for the twelve-month ended December 31, 2007, the Company has not accrued interest and penalties related to unrecognized tax benefits.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
4.	Cash and Cash Equivalents

	As of December 31,
	2007	2006

Cash	1,241	1,692
Investments — Brazilian reais (1)	2,279	4,072
Investments — U.S. dollars (2)	3,467	6,924

	6,987	12,688

(1)	Comprised primarily federal public bonds with immediate liquidity and the securities are tied to the American dollar quotation or to the remuneration of the Interbank Deposits - DI.

(2)	Comprised primarily by Time Deposit and securities with fixed income.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
5.	Marketable Securities

	As of December 31,
	2007	2006
Marketable securities classification:
Available-for-sale	2,036	185
Trading	127	112
Held-to-maturity	248	143

	2,411	440

Less: Current portion of marketable securities	(267)	(346)

Long-term portion of marketable securities	2,144	94

Marketable securities are comprised primarily of amounts that the Company has invested in an exclusive fund, excluding the Company’s own securities, which are considered repurchased. The exclusive fund is consolidated, and the equity and debt securities within the portfolio are classified as trading or available-for-sale under SFAS 115 based on management’s intent. Trading securities are principally Brazilian bonds, which are bought and sold frequently with the objective of making short-term-profits on market price changes. Available-for-sale securities are principally, LCN (Credit Liquid Note) agreements and certain other bonds for which the Company does not have current expectations to trade actively. Trading securities are presented as current assets, as they are expected to be used in the near term for cash funding requirements. Available-for- sale securities are presented as “Other assets”, as they are not expected to be sold or liquidated within the next twelve months.

As of December 31, 2007 Petrobras had a balance of US$1,907 linked to B Series National Treasury Notes, which are accounted for as available-for-sale securities in accordance with SFAS 115. The B Series National Treasury Notes will be used in the future to guarantee future long term agreements entered into with Petros, Petrobras’ pension plan (see Note 16 (b)). The nominal value of the NTN-Bs is restated based on variations in the Amplified Consumer Price Index (IPCA). The due dates of these notes are 2024 and 2035 and interest coupons will be paid at half-yearly intervals based on the set rates for buy transactions and range from 6.12% to 7.20% p.a.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
5.	Marketable Securities (Continued)

Bank and corporate securities have maturity dates until 2014 and an interest yield of 5.81% to 8.50% p.a.

The B certificates, which were received by Brasoil on account of the sale of platforms in 2000 and 2001, have semi-annual maturity dates until 2011 and yield interest equivalent to the Libor rate plus 2.5% p.a. to 4.25% p.a.

6.	Accounts Receivable, Net

Accounts receivable, net consisted of the following:

	As of December 31,
	2007	2006

Trade	9,295	7,944
Less: Allowance for uncollectible accounts	(1,290)	(1,120)

	8,005	6,824
Less: Long-term accounts receivable, net	(1,467)	(513)

Current accounts receivable, net	6,538	6,311

	As of December 31,
	2007	2006	2005

Allowance for uncollectible accounts
Balance at January 1,	(1,120)	(1,063)	(904)
Additions	(215)	(78)	(118)
Write-offs	160	60	10
Cumulative translation adjustments	(115)	(39)	(51)

Balance at December 31,	(1,290)	(1,120)	(1,063)

Allowance on short-term receivables	(746)	(584)	(196)

Allowance on long-term receivables	(544)	(536)	(867)

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
6.	Accounts Receivable, Net (Continued)

At December 31, 2007 and 2006, long-term receivables include US$616 and US$608, respectively relating to payments made by the Company to suppliers and subcontractors on behalf of certain contractors. These contractors had been hired by the subsidiary Brasoil for the construction/conversion of vessels into FPSO (“Floating Production, Storage and Offloading”) and FSO (“Floating, Storage and Offloading”) and failed to make the payments to their suppliers and subcontractors. The Company made the payments to avoid further delays in the construction/conversion of the vessels and consequent losses to Brasoil.

The Company’s management has determined that these payments can be reimbursed, since they represent Brasoil’s rights with respect to the contractors, for which reason judicial action was filed with international courts to seek reimbursement. However, as a result of the uncertainties related to the realization of such receivables, the Company recorded an allowance for all credits not backed by collateral. Such allowance amounted to US$544 and US$536 as of December 31, 2007 and 2006, respectively.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
7.	Inventories

	As of December 31,
	2007	2006

Products:
Oil products	2,493	2,220
Fuel alcohol	181	160

	2,674	2,380

Raw materials, mainly crude oil	4,818	2,989
Materials and supplies	1,681	1,274
Others	110	140

	9,283	6,783

Current inventories	9,231	6,573

Long-term inventories	52	210

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
8.	Recoverable Taxes

Recoverable taxes consisted of the following:

	As of December 31,
	2007	2006

Local:
Domestic value-added tax (ICMS) (1)	2,173	1,980
Income tax and social contribution	527	518
PASEP/COFINS (2)	2,772	1,124
Foreign value-added tax (IVA)	243	108
Other recoverable taxes	250	155

	5,965	3,885

Less: Long-term recoverable taxes	(2,477)	(1,292)

Current recoverable taxes	3,488	2,593

(1)	Domestic value-added sales tax is composed of credits generated by commercial operations and by the acquisition of property, plant and equipment and can be offset with taxes of the same nature.

(2)	Composed of credits arising from non-cumulative collection of PASEP and COFINS, which can be compensated with other federal taxes payable.
The income tax and social contribution recoverable will be offset against future income tax payable.

Petrobras plans to fully recover these taxes, and as such, no allowance has been provided.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
9.	Property, Plant and Equipment, Net

Property, plant and equipment, at cost, are summarized as follows:

	As of December 31,
	2007			2006
		Accumulated			Accumulated
	Cost	Depreciation	Net	Cost	Depreciation	Net

Buildings and improvements	3,492	(1,151)	2,341	2,422	(935)	1,487
Oil and gas assets	37,224	(14,357)	22,867	26,274	(10,605)	15,669
Equipment and other assets	44,947	(21,809)	23,138	34,654	(16,996)	17,658
Capital lease — platforms and vessels	2,199	(1,000)	1,199	2,660	(1,322)	1,338
Rights and concessions	2,655	(619)	2,036	1,828	(336)	1,492
Land	390	—	390	262	—	262
Materials	2,015	—	2,015	1,253	—	1,253
Expansion projects:
Construction and installations in progress:
Exploration and production	13,558	—	13,558	10,457	—	10,457
Supply	9,371	—	9,371	5,143	—	5,143
Gas and energy	6,023	—	6,023	3,095	—	3,095
Distribution	291	—	291	190	—	190
International	1,144	—	1,144	549	—	549
Corporate	150	—	150	304	—	304

	123,459	(38,936)	84,523	89,091	(30,194)	58,897

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
9.	Property, Plant and Equipment, Net (Continued)
(a)	Hydrocarbons Law of Bolivia

As of May 1, 2006, Supreme Decree 28,701 came into force in Bolivia, which nationalized all natural hydrocarbon resources, obliging companies currently producing gas and oil to transfer ownership of the entire hydrocarbon production to YPFB.

In addition, by means of the above mentioned decree the Bolivian government nationalized the shares required for YPFB to control, with a minimum of 50% plus one share, Petrobras Bolívia Refinación S.A. — PBR, in which Petrobras had an indirect interest of 100% (Petrobras International Braspetro B.V. — 51% and Petrobras Energía S.A. — 49%).

On October 28, 2006, Petrobras Bolivia and its partners signed operating agreements with YPFB for the operations of the San Alberto, San Antonio, Rio Hondo and Ingre blocks, that are operated by Petrobras, which were registered and came into effect on May 02, 2007. These contracts establish that the revenues, royalties, shareholdings, IDH, transportation and compression will be absorbed by YPFB, reimbursing the production costs and investments made by the Company to the titleholder (Petrobras), and paying remuneration calculated in accordance with the variable participation table, specified in the contracts.

On August 31, 2007, saw the enactment of Law No. 3,740 on Sustainable Development of the Hydrocarbons Sector, revoking the Impuesto a las Utilidades Extraordinárias por Extracción de Recursos Naturales no Renovables and enabling YPFB to participate in the revenues originated by the abovementioned operating contracts.

On June 25, 2007, a share purchase agreement for the shares of PBR was signed, transferring all the shares to YPFB for the amount of US$112 in 2 installments, which were settled on June 11, 2007 and August 13, 2007. The capital gain made by Petrobras in the sale of the shares of PBR is recorded in “Other expenses, net” in the amount of US$37, on December 31, 2007.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
9.	Property, Plant and Equipment, Net (Continued)
(a)	Hydrocarbons Law of Bolivia (Continued)

In addition, the contract stipulates that the net income calculated by PBR for the period from April 1, 2007 to June 25, 2007 is to be paid to the seller by May 31, 2008, a receivable has been recorded in the approximate amount of US$21.

Petrobras is currently in the process of closing down its distribution operations of oil and gas products in Bolivia.

On December 18, 2007, Petrobras and YPFB signed a joint announcement informing of new investments to increase natural gas production in Bolivia. The joint announcement also established the general lines for a series of projects to be carried out jointly, with the possibility of the incorporation of a Semi-Public Corporation. By means of another agreement, Petrobras and YPFB determined that for volumes delivered to the domestic market above 18% of the production derived from new projects, there will be a 50% price guarantee relative to the exports price. YPFB and Petrobras also reached an agreement regarding the formula for the payment for the liquids contained in the natural gas purchased by Petrobras through the GSA agreement, for an amount between US$100 and US$180 per year, pursuant to the Brasília Minutes of the Meeting in Brasilia on February 14, 2007, which will be paid by Petrobras from May 2007 onwards.

(b)	New Hydrocarbons Law in Ecuador

In April 2006, the Law which amended the Hydrocarbons Law (Ley de Hidrocarburos) was enacted in Ecuador and regulated in July 2006, which establishes that the Government shall hold a minimum interest of 50% in the extraordinary revenues generated by increases to the sale price of Ecuadorian oil as compared to the monthly average oil sale price established at the date the respective oil sale contracts were executed, stated in the currency of the month of settlement.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
9.	Property, Plant and Equipment, Net (Continued)
(b)	New Hydrocarbons Law in Ecuador (Continued)

In January 2007, EcuadorTLC, a subsidiary of PESA, paid the amount equivalent to US$26 charged by Petroecuador, relating to the period from April to December 2006, and from this date onwards, EcuadorTLC began making the payments based on the criteria established by Petroecuador.

In July 2007, Petroecuador notified EcuadorTLC of the differences in the value calculated for the Palo Azul field relating to the period from January to June 2007 in the amount equivalent to US$16 using a different method to calculate the shares. EcuadorTLC requested that Petroecuador reconsider the criteria utilized for the calculation, as it maintains that it had applied the criteria suggested by the Attorney General and the same method of calculation used by Petroecuador in January and February 2007.

On October 19, 2007, the “Dirección Nacional de Hidrocarburos” (DNH) notified EcuadorTLC of a new charge, relating to the period from April 25, 2006 to December 31, 2006, including interest, which implies an additional expense of US$30.

On January 18, 2008, Petroecuador informed the existence of a single debt of US$66, corresponding to the differences accumulated between April 2006 and December 2007. Supported by legal arguments, EcuadorTLC S.A. considers Petroecuador’s interpretation to be without grounds and, therefore, no impact of the abovementioned charge was recorded in the financial statements.

On October 18, 2007 the Hydrocarbons Law was amended, increasing the State’s share in the extraordinary surpluses in the price of the oil to 99%, thus reducing the share of the oil companies to 1%. On December 28, Ecuador’s Constituent Assembly passed the Ley de Equidad Tributaria, which implements a major tax reform, including new taxes, as from January 01, 2008.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
9.	Property, Plant and Equipment, Net (Continued)
(b)	New Hydrocarbons Law in Ecuador (Continued)

The set of changes brought about the above-mentioned amendment, altered the terms established by the parties with regard to the approval of the respective share contracts, affecting projections of development of current business operations in Ecuador and the ability to recoup the investments made. Consequently, an impairment charge was recognized in the amount of US$174, based on the future cash flows derived from the continuous use of the assets in order to adjust the book value of the assets to their estimated recovery value.

(c)	SFAS No. 143 — Accounting for asset retirement obligations

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

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
9.	Property, Plant and Equipment, Net (Continued)
(c)	SFAS No. 143 — Accounting for asset retirement obligations (Continued)

A summary of the annual changes in the abandonment provision is presented as follows:

Liabilities

Balance as of December 31, 2005	842

Accretion expenses	32
Liabilities incurred	632
Liabilities settled	(4)
Revision of provision	(112)
Cumulative translation adjustment	83

Balance as of December 31, 2006	1,473

Accretion expenses	147
Liabilities incurred	1,836
Liabilities settled	(29)
Revision of provision	(401)
Cumulative translation adjustment	436

Balance as of December 31, 2007	3,462

(d)	Impairment

For the years ended December 31, 2007, 2006 and 2005, the Company recorded impairment charges of US$271, US$21 and US$156, respectively. During 2007, the impairment charge was primarily related to international investments (US$226): in Ecuador (US$174), due to the tax and legal changes implemented by the government of that country, previously mentioned (see Note 9(b)); in the United States (US$39); and in Angola (US$13). During 2006, the impairment charge was primarily related to producing properties in Brazil and principle amounts were related to Petrobras’ Córrego de Pedras on-shore field. During 2005, the impairment charge was primarily related to investments in Venezuela (US$134), due to the tax and legal changes implemented by the Ministry of Energy and Petroleum of Venezuela (MEP) (see Note 10 (b)).

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

			Investments
	Total ownership		2007		2006

Equity method	20% - 50	%(1)	4,373	(2)	1,883	(3)
Investments available-for-sale	8% - 17%		400		715
Investments at cost			339		664

Total			5,112		3,262

(1)	As described further in this Note, certain thermoelectrics with ownership of 10% to 50% are also accounted as equity investments due to particularities of significant influence.

(2)	As described in Notes 18(a) and 18(b) it also includes investments in Ipiranga Group in the amount of US$1,175 and in Suzano Petroquímica, in the amount of US$1,177.

(3)	Includes US$878 related to investments in Venezuela, excluded from consolidation in 2006 (see Note 10 (b)).
At December 31, 2007 and 2006, the Company had investments in companies with publicly traded shares: Braskem S.A., Petroquímica União S.A. — PQU and Companhia Petroquímica do Sul S.A. - Copesul, the latter only in December 31, 2006. During 2007 the capital of Copesul was closed and the Company increased its interest from 15.80% to 20.79%. So, as of December 31, 2007, this investment was recorded according to equity method and had a balance of US$69 (at December 31, 2006, this investment amounted to US$418 and was classified as available-for-sale and recorded at market value).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
10.	Investments in Non-Consolidated Companies and Other Investments (Continued)

The Company’s investments in the companies mentioned above, with publicly traded shares, amounts to less than 20% of the investee’s total voting shares, are classified as available-for-sale and have been recorded at market value. The Company has recorded unrealized losses (gains) for the difference between the fair value and the cost of the investment on these investments of US$433 and US$548 as of December 31, 2007 and 2006, respectively. These holding gains are reflected as a component of shareholder’s equity, net of tax, with changes in the unrealized balance recorded as a component of comprehensive income.

The Company also has investments in companies for the purpose of developing, constructing, operating, maintaining and exploring thermoelectric plants included in the federal government’s Priority Thermoelectric Energy Program, with equity interests of between 10% and 50%. The balance of these investments as of December 31, 2007 and 2006 includes US$95 and US$20 respectively, and are included as equity method investments due to the Company’s ability to exercise significant influence over such operations.

The Company’s investments in equity of non-consolidated companies generated equity gains in results of non-consolidated companies of US$235 for the year ended December 31, 2007 (US$28 in 2006 and US$139 in 2005).

(a)	Exchange of assets — Petrobras and REPSOL — YPF

On December 28, 2000, Petrobras and Repsol YPF entered into a Contract for the Exchange of Assets, which was subject to a price adjustment review over a period of eight years. On January 1, 2006, the companies performed early and definitive settlement amount.

The settlement amount due by Repsol YPF to Petrobras, related to EG3 share, amounted to US$95 and was applied to reduce property, plant and equipment and US$158 was recorded as extraordinary gain, net of US$82 of income tax on December 31, 2005.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
10.	Investments in Non-Consolidated Companies and Other Investments (Continued)
(a)	Exchange of assets — Petrobras and REPSOL — YPF (Continued)

The final settlement amount due by Petrobras to Repsol YPF, related to the 30% shareholding in REFAP, amounted to US$255 wich was recorded as component of other expenses, net.

(b)	Investments in Venezuela

In March, 2006, through its subsidiaries and affiliated companies in Venezuela, PESA executed with PDVSA and Corporación Venezolana del Petróleo S.A. (CVP), Memoranda of Understanding (MOU) for the purpose of completing the migration of the operating partnerships to the form of mixed capital companies. The MOU establish that the interest held by the private partners in the mixed capital companies is 40%, with the Venezuelan government holding an interest of 60%. According to the terms of the MOU, CVP recognized divisible credits transferable to the private companies with an interest in the mixed capital companies, which shall not be charged interest and may be used as payment of the acquisition bonus for any new mixed capital company project, to develop oil exploration and production activities or to license the development of gas exploration and production operations in Venezuela. The credits assigned to PESA correspond to US$88.5, which were not booked in the accounting records.

The migration of the contracts produced economic effects as from April 01, 2006. In August 2006, the conversion contracts for Oritupano Leona, La Concepción, Acema and Mata had been executed and the companies Petroritupano S.A., Petrowayú S.A., Petrovenbras S.A. and Petrokariña S.A. were formed, which each operate in the abovementioned areas, respectively.

According to the corporate and governance structure specified for the mixed capital companies, as from April 01, 2006, PESA no longer recorded the assets, liabilities and results referring to the aforesaid operations in consolidated statements, presenting them as corporate investments in associated companies appraised according to the equity method. Recovery of these investments is strongly tied to the volatility of oil prices, social, economic and regulatory conditions in Venezuela and, in particular, to shareholders’ interest in developing the oil reserves. Consequently a provision for loss on investments has been made in the amount of US$61.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
10.	Investments in Non-Consolidated Companies and Other Investments (Continued)
(c)	Sale of shareholding in a power company in Argentina — Compañia Inversora en Transmisión Eléctrica S.A. — Citelec

On July 19, 2007, the Board of Directors of Petrobras Energia S.A. — PESA approved the sale of its interest (50%) in Compañia Inversora en Transmisión Eléctrica S.A. (Citelec) to Energía Argentina S.A. (ENARSA) and Electroingeniería S.A., in equal parts.

The transfer of the Citelec shares to ENARSA was approved by the regulatory organizations and the competent authorities on December 14, 2007.

Citelec has a 52.67% interest in Compañia de Transporte en Energia Eléctrica en Alta Tensión -Transener S.A. The sale will be realized at a fixed price of US$54 plus an additional amount relating to the result from the integral tariff review determined for Transener and its subsidiary Empresa de Transporte de Energia Elétrica por Distribución Troncal de la Provincia de Buenos Aires S.A. (Transba), if such tariff review is approved up to June 30, 2008.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
11.	Petroleum and Alcohol Account — Receivable from Federal Government

Changes in the Petroleum and Alcohol account

The following summarizes the changes in the Petroleum and Alcohol account for the years ended December 31, 2007 and 2006:

	Year ended December 31,
	2007	2006

Opening balance	368	329
Financial income (Note 23)	6	7
Translation gain	76	32

Ending balance	450	368

The Petroleum and Alcohol account arose in periods previous to December 31, 2002 as a result of regulation in the fuels market. The Federal Government has certified the balance and placed a portion of the amount (US$53) in a restricted use account.
In order to conclude the settlement of accounts with the Federal Goverment, pursuant to Provisional Measure nº 2.181, of August 24, 2001, and after providing all the information required by the National Treasury Office — STN, Petrobras is seeking to settle all the remaining disputes between the parties.
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

The Company’s short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	As of December 31,
	2007	2006

Import — oil and equipment	5	148
Working capital	1,453	1,145

	1,458	1,293

The weighted average annual interest rates on outstanding short-term borrowings were 4.71% and 4.68% at December 31, 2007 and 2006, respectively.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(b)	Long-term debt
•	Composition

	As of December 31,
	2007	2006
Foreign currency:
Notes	4,140	4,217
Financial institutions	4,256	3,550
Sale of future receivables	615	680
Suppliers’ credits	1,325	1,215
Senior exchangeable notes	—	330
Assets related to export program to be offset against sales of future receivables	(150)	(150)
Repurchased securities (1)	—	(19)

	10,186	9,823

Local currency:
National Economic and Social Development Bank — BNDES (state-owned company, see Note 23)	607	865

Debentures:
BNDES (state-owned company, see Note 23)	709	626
Other banks	1,419	1,093
Other	500	209

	3,235	2,793

Total	13,421	12,616
Current portion of long-term debt	(1,273)	(2,106)

	12,148	10,510

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(b)	Long-term debt (Continued)
•	Composition (Continued)
(1)
At December 31, 2007 and 2006, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the Petrobras group companies and some of the SPEs that the Company consolidates according to FIN 46(R), in the total amount of US$856 and US$982, respectively. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and long-term debt, of zero (US$19 for December 31, 2006), and project financings, of US$856 (US$963 for December 31, 2006) (see also Note 14). Gains and losses on the extinguishment are recognized as incurred. Subsequent reissuances of notes at amounts greater or lower than face amount are recorded as premium or discounts and are amortized over the life of the notes. Petrobras incurred in expenses in the total amount of US$160 during 2006. In connection with the Exchange Offer, occurred on February 7, 2007, (see Global Notes — PifCo), PifCo paid US$56 related to the amount above the face amount of the old Notes exchanged. This amount was associated to the new Notes and has been amortized in accordance with the effective interest method. As of December 31, 2007 and 2006, the Company had an outstanding balance of net premiums on reissuance that amounted to US$22 and US$45, respectively.

•	Composition of foreign currency denominated debt by currency

	As of December 31,
	2007	2006
Currencies:
United States dollars	9,439	8,928
Japanese Yen	598	626
Euro	85	269
Other	64	—

	10,186	9,823

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(b)	Long-term debt (Continued)
•	Maturities of the principal of long-term debt

The long-term portion at December 31, 2007 becomes due in the following years:

2009	1,486
2010	1,966
2011	1,276
2012	1,622
2013	1,505
2014 and thereafter	4,293

12,148

•	Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	As of December 31,
	2007	2006
Foreign currency
6% or less	4,280	2,373
Over 6% to 8%	3,285	3,805
Over 8% to 10%	2,410	3,321
Over 10% to 15%	211	324

	10,186	9,823

Local currency
6% or less	469	470
Over 6% to 8%	—	167
Over 8% to 10%	995	858
Over 10% to 15%	1,771	1,298

	3,235	2,793

	13,421	12,616

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(b)	Long-term debt (Continued)
•	Structured finance of exports

Petrobras and Petrobras Finance Ltd. — PFL have certain contracts (Master Export Contract and Prepayment Agreement) between themselves and a special purpose entity not related to Petrobras, PF Export Receivables Master Trust (“PF Export”), relating to the prepayment of export receivables to be generated by PFL by means of sales on the international market of fuel oil and other products acquired from Petrobras, which are comprised of Senior and Junior certificates.

The assignment of rights to future export receivables represents a liability of PFL, which will be settled by the transfer of the receivables to PF Export as and when they are generated. This liability will bear interest on the same basis as the Senior and Junior Trust Certificates, as described above. The Junior Trust Certificates form a 20% guarantee to the Senior Trust Certificates.

Junior certificates

In May 2004, PFL and the PF Export Trust executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates are presented net, rather than gross in this financial statement, and thus US$150 has been reduced from the long-term liabilities respective to sales of right to future receivables.

Junior Certificate Holders do not have any voting rights in respect of any action to be taken by the Trustee or otherwise. The Junior Trust Certificates may only be held by PFL or another wholly-owned direct or indirect subsidiary of Petrobras.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(b)	Long-term debt (Continued)

Structured finance of exports (Continued)

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

Petrobras and PFL have contracts (“Master Export Contract and Prepayment Agreement”) between themselves and a Special Purpose Company not related with Petrobras, named PF Export Receivables Master Trust (“PF Export”), relating to the prepayment of export receivables to be generated by PFL by means of sales on the international market of fuel oil acquired from Petrobras.

As at December 31, 2007, the balance of export prepayments amounted to US$398 in non-current liabilities (US$532 as of December 31, 2006) and US$68 in current liabilities (US$68 as of December 31, 2006).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(b)	Long-term debt (Continued)
•	Financing for P-51 and P-52 platforms

On November 25, 2004, the Board of Directors of Petrobras approved the execution of a contract in the amount of up to US$379 between the National Bank for Economic and Social Development (BNDES) and the wholly-owned subsidiary Petrobras Netherlands B.V. — PNBV for the financing of Brazilian assets and services to be used in the construction of the P-52 production platform.

On July 15, 2007 PNBV prepaid the balance of this loan in the amount of US$204.

•	US$899 Global Notes issue

On October 06, 2006, PifCo issued Global Notes to the amount of US$500. The notes have an effective rate of 6.185% per annum and a ten-year term. The Global Notes were offered at 99.557% of the face value with a stated of 6.125% per annum. PifCo used the proceeds from this issuance principally to repay trade-related debt.

The subsidiary Petrobras International Finance Company — PifCo made a note exchange offer, with the transaction being settled on February 07, 2007. PifCo consequently received and accepted offers to the amount of US$399 (face value). The old securities received under the exchange were cancelled on the same date and as a result PifCo issued new securities on the transaction settlement date maturing in 2016 with a coupon of 6.125% p.a. to the amount of US$399. The securities constitute a single, fungible issuance with the US$500 issued on October 06, 2006, amounting to US$899 in securities issued with maturity in 2016. PifCo also paid investors the amount equal to US$56 as a result of the offering to exchange the securities. The transaction has been treated as an exchange for financial reporting purposes and accordingly, the US$56 will be amortized to interest expense over the life term of the notes in accordance with the effective interest method.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(b)	Long-term debt (Continued)
•	US$1,000 Global Notes issue

On November 01, 2007 Petrobras, through its wholly-owned subsidiary Petrobras International Finance Company (PifCo) concluded its bond issue of US$1,000 in senior debt, unsecured Global Notes on the international market, due March 01, 2018, with the following characteristics: (i) coupon of 5.875% p.a; and (ii) issue price of 98.612%. Interest will be paid on March 01 and September 01 of each year, with the first payout due March 01, 2008.

(c)	Debt repurchase offer (Tender) of notes

On July 24, 2006, (PifCo), a wholly owned subsidiary of the Company, concluded its debt repurchase offer (Tender) announced on July 18, 2006. The amount of notes tendered for five series of notes was US$888. The repurchased securities related to 2006 amounted to US$1,046. Including the notes previously repurchased by the Company and its affiliates, also included in the tender, the total value reached US$1,215.  The transaction was settled on July 27, 2006, and all the notes tendered were canceled from this date. Upon conclusion of the Tender PifCo incurred expenses in the total amount of US$160.

(d)	Debentures issue

On August 02, 2006 the Extraordinary General Meeting held by Alberto Pasqualini — REFAP S.A., a subsidiary of the Company, approved the value of the private issue of simple, nominative and book-entered debentures in the amount of US$391. The debentures were issued in order to expand and modernize REFAP’s industrial facilities and to raise its oil processing capacity from 20,000 m3/day to 30,000 m3/day, in addition to increasing the portion of national oils being processed.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(d)	Debentures issue (Continued)

The issue was made under the following terms: up to December 30, 2006, amortization over 96 months plus a 6-month grace period; 90% of the debentures shall be subscribed by the BNDES yielding interest at the Long-term Interest Rate +3.8% p.a.; and 10% of the debentures shall be subscribed by BNDES Participações S.A. (BNDESPAR) at the interest rate of the BNDES’ basket of currencies + 2.3% p.a..

On September 08, 2006, the Financing Contract was executed and the first installment was made available in the amount of US$278. On December 19, 2006 was made available the remaining amount of US$113.
(e)	Japanese Yen Bonds

On September 27, 2006, PifCo concluded a private placement of securities in the Japanese capital market (“Shibosai”) for a total of ¥35 billion (US$298) due September 2016. The issue was a private placement in Japanese market with a partial guarantee of Japan Bank for International Cooperation (JBIC) and bears interest at the rate of 2.15% per annum, payable semiannually. In the same date, PifCo entered into a swap agreement with Citibank, swapping the total amount of this debt to a U.S. dollar denominated debt. PifCo used the proceeds principally to finance PNBV, an affiliate, for construction of lines interconnecting the P-51, P-52 and P-53 production platforms to the PRA-1 autonomous repumping unit. See note 20(d).

(f)	Notes — PESA

On May 07, 2007, Petrobras Energía S.A. (PESA), a company indirectly controlled by Petrobras, issued notes amounting to US$300 with a term of 10 years and 5.875% interest p.a. Interest will be paid semiannually and the principal will be paid in a single installment at maturity. The issuance was made both in the Argentinean and in the International market.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(g)	Loan to Petrobras Netherlands BV (PNBV)

On September 12, 2007 the subsidiary Petrobras Netherlands BV (PNBV) signed a loan agreement with Banco Bilbao Vizcaya Argentaria (BBVA) for the amount of US$200, with interest of 5.94% p.a. and a term of four years.

In addition, PNBV contracted a line of credit with Banco Santander Overseas Bank, Inc. - Santander for up to US$300. The term is for one year and may be extended for up to two years in the full amount, and partially, for the full term of six years. The rate of interest charged is 5.30% p.a..

(h)	Platform P-56 construction project

On October 30, 2007, Petrobras signed an agreement with FSTP Consortium (Keppel Fels and Technip) for the construction of the P-56 semi-submersible platform to allow production to be anticipated at Module 3 of the Marlim Sul field, worth approximately US$1,200, including the platform’s engineering, supply, construction and assembly (hull and process plant) services.

(i)	Credit facility agreement to finance exports

On October 03, 2007, Petrobras contracted a credit facility of US$282 with the Banco do Brasil. The transaction was ensured by an Export Credit Note (NCE), the sole purpose of which is to increase Petrobras’ exports of ethanol, in light of the future prospects for growth of biofuel business, as highlighted in the Company’s strategic plan.

This transaction marks the return of Petrobras to credit facility contracting in the local market and was negotiated with the following terms:
•	Term: 2 years, with settlement of the principal and interest at the end of the term;

•	Interest rate: 96.2% of the CDI;

•	Clause providing for early repayment as from 180 days of the withdrawal with no penalties;

•	Exemption of IOF tax; and

•	Waiver of guarantees.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(j)	Guarantees and covenants

Financial institutions abroad do not require guarantees from the Company. The financing granted by BNDES — National Bank for Social and Economic Development is guaranteed by a lien on the assets being financed.

In guarantee of the debentures issued, REFAP has a short-term investment account (bank deposits indexed to credit operations), tied to variations of the Interbank Deposit Certificate — CDI.

REFAP has to maintain three times the value of the sum of the last installment due of the amortization of the principal and related charges.

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

At December 31, 2007 and 2006, Gaspetro had secured certain debentures issued to finance the purchase of the transportation rights in the Bolivia/Brazil pipeline with 3,000 shares of its interest in TBG, a subsidiary of Gaspetro responsible for the operation of the pipeline.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(j)	Guarantees and covenants (Continued)

The Federal Government guarantees TBG’s Multilateral Credit Agency debt, which had an outstanding balance of US$330 and US$367 at December 31, 2007 and 2006, respectively. During 2000, the Federal Government, the Company, TBG, Petroquisa and Banco do Brasil S.A. entered into an agreement whereby the revenues of TBG will serve as a counter-guarantee to this debt until the debt has been extinguished.

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

(k)	Lines of credit

At December 31, 2007 and 2006, the Company had fully utilized all available lines of credit for the purchase of imports. Outstanding lines of credit at December 31, 2007 and 2006 were US$1,351 and US$1,370, respectively. Lines of credit are included in short-term debt and long-term debt.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
13.	Financial Income (Expenses), Net

Financial expenses, financial income and monetary and exchange variation on monetary assets and liabilities, net, allocated to income for the years ended at December 31, 2007, 2006 and 2005 are shown as follows:

	Year ended December 31,
	2007	2006	2005
Financial expenses
Loans and financings	(1,258)	(1,076)	(1,135)
Project financings	(608)	(370)	(334)
Capitalized interest	1,703	1,001	612
Leasing	(79)	(105)	(98)
Losses on derivative instruments	(67)	(481)	(103)
Repurchased securities losses	(38)	(160)	(17)
Other	(207)	(149)	(114)

	(554)	(1,340)	(1,189)

Financial income
Investments	824	566	337
Customers	231	231	84
Government securities	70	79	90
Advances to suppliers	26	27	33
Other	276	262	166

	1,427	1,165	710

Monetary and exchange variation on monetary assets and liabilities, net	(1,455)	75	248

	(582)	(100)	(231)

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

The following summarizes the liabilities related to the projects that were in progress at December 31, 2007 and 2006:

	As of December 31,
	2007	2006
Transportadora Gasene	1,212	617
Codajás (1)	1,008	411
Barracuda/Caratinga	1,004	1,405
PDET Offshore S.A.	889	662
Companhia Locadora de Equipamentos Petrolíferos — CLEP	859	963
Charter Development — CDC (2)	760	876
Cabiúnas	666	683
Cia. de Desenvolvimento e Modernização de Plantas Industriais — CDMPI	510	175
Nova Marlim	95	142
Nova Transportadora do Sudeste — NTS (3)	61	543
Nova Transportadora do Nordeste — NTN (3)	19	449
Espadarte/Voador/Marimbá (EVM) (4)	—	282
Other	51	129
Repurchased securities (5)	(856)	(963)

	6,278	6,374

Current portion of project financings	(1,692)	(2,182)

	4,586	4,192

(1)	Codajás consolidates Transportadora Urucu — Manaus S.A. which is responsible for the Amazonia Project.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
14.	Project Financings (Continued)

(2)	Charter Development — CDC is responsible for Marlim Leste (P-53 project).

(3)
On June 15, 2007, the Nova Transportadora Nordeste-NTN and Nova Transportadora Sudeste-NTS Companies (two Special Purpose Companies of Petrobras related to Malhas Project) transferred to PifCo a Loan Agreement with M-GIC (a Facility Agent of JBIC — Japan Bank for International Cooperation). The outstanding amount of the loan is US$394 and it bears interest of Libor plus 0.8% p.a., payable semi-annualy. The principal amount will also be paid semi-annualy starting on December 15, 2009, up to December 15, 2014. As a consequence of this transfer, the NTN and NTS issued some Notes to PifCo with the same characteristics of the loan (principal amount, interest rate and amortization schedule).

(4)	EVM Project was concluded during 2007 and the obligation was settled.

(5)
At December 31, 2007 and 2006, the Company had amounts invested abroad in an exclusive investment fund. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and project financings (see also Note 5).

The Company has received certain advances amounting to US$325 which are recorded as project financings obligations and are related to assets under agreements with investors, which are included to the property, plant and equipment balance. Such asset and obligation amounts are presented gross as the obligation can only be settled through delivery of the fully constructed asset.
At December 31, 2007, the long-term portion of project financings becomes due in the following years:

2009	2,236
2010	1,242
2011	101
2012	149
2013	448
2014 and thereafter	410

4,586

As of December 31, 2007, the amounts of cash outlay commitments assumed related to consolidated structured project financings are presented as follows:

Codajás	945
Cia. de Desenvolvimento e Modernização de Plantas Industriais — CDMPI	393
Transportadora Gasene	275
PDET Offshore S.A.	160
Charter Development — CDC	149

1,922

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
14.	Project Financings (Continued)

The following summarizes the projects, their purposes, the guarantees and estimates investments of each project:

		Main	Investment
Project	Purpose	guarantees	amount

Barracuda and Caratinga
To allow development of production in the fields of Barracuda and Caratinga in the Campos Basin. The SPE Barracuda and Caratinga Leasing Company B.V. (BCLC), is in charge of building all of the assets (wells, submarine equipment and production units) required by the project, and is also the owner of them.
		Guarantee provided by Brasoil to cover BCLC’s financial requirements.	US$ 3,100

Marlim	Consortium with Companhia Petrolífera Marlim (CPM), which furnishes to Petrobras submarine equipment for oil production at the Marlim field.	70% of the field production limited to 720 days.	US$ 1,500

Nova Marlim
Consortium with NovaMarlim Petróleo S.A. (NovaMarlim) which supplies submarine oil production equipment and refunds Petrobras for operating costs resulting from the operation and maintenance of field assets, by way of an advance already made to Petrobras.
		30% of the field production limited to 720 days.	US$ 834

CLEP
Companhia Locadora de Equipamentos Petrolíferos — CLEP, furnishes assets related to oil production located in the Campos Basin through a lease agreement for the period of 10 years, and at the end of which period Petrobras will have the right to buy shares of the SPE or project assets.
		Lease prepayments in case revenue is not sufficient to cover payables to the lenders.	US$ 1,250

PDET
PDET Offshore S.A. is the future owner of the Project assets whose objective is to improve the infrastructure to transfer oil produced in the Campos Basin to the oil refineries in the Southeast Region and to export. The assets will later be leased to Petrobras for 12 years.
		All of the project’s assets will be pledged as collateral.	US$ 1,180

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
14.	Project Financings (Continued)

		Main	Investment
Project	Purpose	guarantees	amount

Malhas — (NTN/NTS)
Consortium formed by Transpetro, Transportadora Nordeste Sudeste (TNS), Nova Transportadora do Sudeste (NTS) and Nova Transportadora do Nordeste (NTN). NTS and NTN supply assets related to natural gas transportation. TNS (a 100% Gaspetro subsidiary) supplies assets that have already been previously set up. Transpetro is the gas pipelines operator.
		Prepayments based on transportation capacity to cover any consortium cash insufficiencies.	US$ 1,110

CDMPI (Modernization of Revap)
The objective of this project is to raise the Henrique Lage (Revap) refinery’s national heavy oil processing capacity, bringing the diesel it produces into line with the new national specifications and reducing pollution levels. To achieve this, the SPE Cia. de Desenvolvimento e Modernização de Plantas Industriais - CDMPI was founded, which will construct and lease to Petrobras a Retarded Coking plant, a Coke Naphtha Hydrotreatment plant and related plants to be installed at this refinery.
		Prepaid rental to cover any cash deficiencies of CDMPI.	US$ 900

Cabiúnas
Project with the objective of increasing gas production transportation from the Campos Basin. Cayman Cabiunas Investment Co. Ltd. (CCIC), supplies assets to Petrobras under an international lease agreement.
		Pledge of 10.4 billion m3 of gas.	US$ 850

Gasene
Transportadora Gasene S.A. is responsible for the construction and future ownership of pipelines to transport natural gas with a total length of 1.4 thousand km and transportation capacity of 20 million cubic meters per day, connecting the Cabiúnas Terminal in Rio de Janeiro to the city of Catu, in Bahia state.
		Pledge of Credit Rights. Pledge of shares of the SPE.	US$ 2,960

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
14.	Project Financings (Continued)

		Main	Investment
Project	Purpose	guarantees	amount

Marlim Leste (P-53 Project — CDC)
To develop production in the Marlim Leste field, Petrobras will use a Stationery Production Unit (UEP), P-53, to be chartered from Charter Development LLC, a company incorporated in the state of Delaware, U.S.A.. The Bare Boat Charter agreement will be effective for a 15-year period counted from the date of signature.
		All assets of the project will be given in guarantee.	US$ 1,590

Amazônia (Codajás)
Development of a project in the Gas and Energy area that includes the construction of a 385 km gas pipeline between Coari and Manaus, and a 285 km GLP pipeline between Urucu and Coari, both under the responsibility of Transportadora Urucu — Manaus S.A.; and the construction of a thermoelectric plant, in Manaus, with capacity of 488 MW through Companhia de Geração Termoelétrica Manauara S.A.
		Pledge of Credit Rights. Pledge of shares of the SPE.	US$ 1,370

Mexilhão
Construction of a platform (PMXL-1) to produce natural gas at Mexilhão and Cedros’ fields, located in the Santos Basin, in São Paulo State, which shall be held by Companhia Mexilhão do Brasil (CMB), responsible for obtaining the funds necessary to build such platform. Once built, the PMXL-1 will be leased to Petrobras, holder of the exploration and production concession in the aforementioned fields.
		To be defined.	US$ 756

Albacora	Consortium between Petrobras and Albacora Japão Petróleo Ltda. (AJPL), which furnishes to Petrobras oil production assets of the Albacora field in the Campos Basin.	Pledge of assets.	US$ 170

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
14.	Project Financings (Continued)

		Main	Investment
Project	Purpose	guarantees	amount

Albacora/ Petros	Consortium between Petrobras and Fundação Petros de Seguridade Social, which furnishes to Petrobras oil production assets of the Albacora field in the Campos Basin.	Pledge of assets.	US$ 240

PCGC	Companhia de Recuperação Secundária (CRSec) supplies assets to be used by Petrobras in the fields Pargo, Carapeba, Garoupa, Cherne and others through a lease agreement with monthly payments.	Additional lease payment if revenue is not sufficient to cover payables to lenders.	US$ 134

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
		None given.	US$ 39.6

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
14.	Project Financings (Continued)

Exercise of option to purchase shares of EVM Leasing Co.

On June 18, 2007, Braspetro Oil Company (BOC), a wholly owned subsidiary of Petrobras, exercised its option to purchase all the shares of EVM Leasing Co., for US$123, the owner of the assets, financed by the investors and financiers of the EVM project financing, in light of the conclusion of the financing structure and other contractual obligations of the project settled by Petrobras.

As the Company’s previous variable interest in EVM Leasing Company was being accounted for in accordance with FIN 46(R), the 2007 share acquisition had no material impact on Petrobras’ consolidated accounting records.

P-55 and P-57 Project

As of December 31, 2006 there was a project to develop production at Module 3 in the Roncador field (P-55) and Phase 2 of Jubarte field (P-57). A Deepwater charter LLC and a Deepblue Charter LLC were responsible for jointly contracting four SPCs to build the UEP: one for the P-55 hull, another for the P-57 hull, as well as two other for Generation and Compression Modules for both UEPs. In 2007, Petrobras decided not to share the project and to develop it by itself.

15.	Capital Lease Obligations

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. At December 31, 2007, assets under capital leases had a net book value of US$875 (US$970 at December 31, 2006).

The following is a schedule by year of the future minimum lease payments at December 31, 2007:

2008	273
2009	254
2010	201
2011	88
2012	32
2013	7
2014 and thereafter	3

Estimated future lease payments	858

Less amount representing interest at 6.2% to 12.0% annual	(120)

Present value of minimum lease payments	738
Less current portion of capital lease obligations	(227)

Long-term portion of capital lease obligations	511

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Postretirement Benefits and Other Benefits
(a)	Employees’ postretirement benefits balances

The balances related to Employees’ Postretirement Benefits are represented as follows:

	As of December 31,
	2007		2006
		Health		Health
	Pension	Care	Pension	Care
	Benefits	Benefits	Benefits	Benefits
Current liabilities
Defined-benefit plan	230	259	198	190
Variable Contribution plan	134	—	—	—

Employees’ postretirement projected benefits obligation	364	259	198	190

Long-term liabilities	4,678	6,639	4,645	5,243

Defined-benefit plan
Employees’ postretirement projected benefits obligation	5,042	6,898	4,843	5,433

Shareholder’s equity — Accumulated other comprehensive income
Defined-benefit plan	2,177	1,406	3,110	1,495
Variable Contribution plan	162	—	—	—
Tax effect	(795)	(478)	(1,058)	(508)

Net balance recorded in shareholders’ equity	1,544	928	2,052	987

(b)	Pension plan — Fundação Petrobras de Seguridade Social — Petros

The Fundação Petrobras de Seguridade Social (Petros) was established by Petrobras as a private, legally separate nonprofit pension entity with administrative and financial autonomy.

The Petros plan is a contributory defined-benefit pension plan introduced by Petrobras in July of 1970, to supplement the social security pension benefits of employees of Petrobras and its Brazilian subsidiaries and affiliated companies. The Petros Plan is now closed to new employees of the Petrobras system since September 2002, and as from July 1, 2007, the Company introduced a new private pension plan, Petros Plan 2.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Postretirement Benefits and Other Benefits (Continued)
(b)	Pension plan — Fundação Petrobras de Seguridade Social — Petros (Continued)

In order to fund its objectives, Petros receives monthly contributions from the sponsoring companies of the Petros Plan amounting to 12.93% of the salaries of participants in the plan. Additionally Petros is funded by income resulting from the investment of these contributions. The Company’s funding policy is to contribute to the plan annually the amount determined by actuarial calculations. In the calendar 2007 year, benefits paid totaled US$835 (US$713 in 2006).

The Company’s liability related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The assets that guarantee the pension plan are presented as a reduction to the net actuarial liabilities.

The actuarial gains and losses generated by the differences between the values of the obligation and assets determined based on projections and the actual figures, are respectively included or excluded from the calculation of the net actuarial liability and recorded as “Postretirement benefit reserves adjustments net of tax — pension cost”, in shareholders’ equity. Actuarial gains and losses are amortized during the average remaining service period of the active employees of approximately 10 years at December 31, 2007, in accordance with the procedure established by SFAS 87.

The relation between contributions by the sponsors and participants of the Petros Plan, considering only those attributable to the Company and subsidiaries in the 2007 and 2006 financial years was 1.00 to 1.00. The Company’s best estimate of contributions expected to be paid in 2008 respective to the pension plan approximates US$369, with total pension benefit payments in 2008 expected to be US$1,135.

According to Constitutional Amendment No. 20, the computation of any deficit in the defined-benefit plan in accordance with the actuarial method of the current plan (which differs from the method defined in SFAS 87), must be equally shared between the sponsor and the participants, by an adjustment to the normal contributions.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Postretirement Benefits and Other Benefits (Continued)
(b)	Pension plan — Fundação Petrobras de Seguridade Social — Petros (Continued)

New model of suplementary pension plan

On April 19, 2006, the Company, aiming to achieve an agreement regarding its Supplementary Pension Plan, presented to employee participants and retirees a proposal to bring equilibrium to the actual Petros Plan and to implement a new plan, denominated Petros Plan 2.

Execution of the proposal presented by the Company’s Executive Board was subject to a number of conditions, including the renegotiation of the Petros Plan Regulations, in relation to the means of readjusting the benefits and pensions.

The proposal submitted by the Company changed two conditions of the plan: i) salary increases of active employees will no longer be passed to retired employees, who will be entitled to inflation indexation (IPCA); and ii) eventual decreases in pensions provided by the governmental plan will no longer be absorbed by Petros Plan.

In return for accepting the renegotiation, the participants, retired members and pensioners received the financial incentive of US$523 that was recorded as component of “Other operating expenses”.

On August 17, 2007, the Company’s Executive Board approved changes in Petros Plan regulations in relation to the agreement presented on April 19, 2006, which did not materially affect the projected benefit obligation. Also, the Executive Board approved changes in the Plan regulations to include the assumptions related to the two judicial proceedings taken by some participants against Petros, which are: i) the lowering of age for employees who joined Petrobras in 1978/1979; and ii) same coverage of governmental pension for widows, that increased “Employees’ postretirement benefits obligations - Pension” in the amount of US$449 and “Accumulated other comprehensive income, Postretirement benefit reserves adjustments net of tax — pension cost”, in the amount of US$296.

On September 12, 2007, Petrobras and the subsidiaries sponsoring the Petros Plan, trade union organizations and Petros signed an Agreement that will cover commitments with pension plans in the amount of US$2,380, which will be covered in installments over the next 20 years, as previously agreed during the renegotiation process, also providing guarantees to such amount.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Postretirement Benefits and Other Benefits (Continued)
(b)	Pension plan — Fundação Petrobras de Seguridade Social — Petros (Continued)

New model of suplementary pension plan (Continued)

As of December 31, 2007, Petrobras had a balance of US$1,907 linked to B Series National Treasury Notes, classified as non-current asset, which will be used in the future as a guarantee for the above mentioned Settlement Agreement (see Note 5).

New benefits plan

On June 22, 2007, the Supplementary Pensions Office approved the introduction of Petros Plan 2. On July 1, 2007, Petrobras offered this new pension plan to the new employees as well as those who have joined the Company after September 2002, and had no Pension Plan.

This Plan was formulated according to the Variable Contribution — VC, or mixed model, with the resources capitalized through particular accounts, retirement pensions established according to the account balances, in addition to the coverage for social security risks (disability and mortality before retirement) and the benefit payment options in case of perpetual assistance system, with estimated pension reversal for dependents after the death of the holder, or the quotas receiving regiment, for an unlimited period, in addition to the guarantee of a minimum benefit.

The Petros Plan 2 also includes a minimum benefit for payment of annuities which guarantees coverage of the benefit to ensure it does not have a monetary value of under 30% of the average contribution salary.

Petrobras and the other sponsors will fully assume the contributions corresponding to the period in which the new participants had no plan. This past service shall consider the period from August 2002 or the date of admission up to August 29, 2007.

The disbursements will be conducted over the first months of contributions up to the total months the participant had no plan, and shall cover the portion relating to the participants and sponsor.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Postretirement Benefits and Other Benefits (Continued)
(b)	Pension plan — Fundação Petrobras de Seguridade Social — Petros (Continued)

New benefits plan (Continued)

The impacts related to the Petros Plan 2 were calculated by independent actuaries and were accounted for in accordance with the standards established in SFAS 87, 132 and 158, which increased “Employees’ postretirement benefit obligations — Pension” in the amount of US$136 and “Accumulated other comprehensive income, Postretirement benefit reserves adjustments, net of tax — pension cost”, in the amount of US$90.

Plan assets

Plan assets are invested primarily in government securities, investment funds, equity instruments and properties.

The table below describes the types of plan assets:

	As of December 31,
	2007		2006
	Defined-	Variable	Defined-
	Benefits	Contribution	Benefits
Government securities	41%	—	44%
Investments funds	33%	100%	27%
Equity instruments	20%	—	20%
Other	6%	—	9%

	100%	100%	100%

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Postretirement Benefits and Other Benefits (Continued)
(b)	Pension plan — Fundação Petrobras de Seguridade Social — Petros (Continued)

Plan assets include the following securities of related parties:

	As of December 31,
	2007	2006

Petrobras common shares	405	304
Petrobras preferred shares	602	429
Government controlled companies	129	54
Government securities	6,806	4,952
Securities of other related parties	172	171

	8,114	5,910

Petros provided certain financing for the continued development of the Albacora oil and gas field located in the Campos basin, that is classified as securities of other related parties (see Note 14).

The Company uses 6.32% as the expected long-term rate of return over inflation on Petros’ assets. The Petros’ portfolio of investments as of December 31, 2007 was comprised of 74% securities, 41% of which were held-to-maturity government securities that earn interest at 6% annually plus the IPCA (Consumer Price Index) variation and 33% of which were Investments Funds that earn interest approximate to the CDI (Certificado de Depósito Interbancário, or Interbank Deposit Certificate), which has been yielding more than 6% annually. Thus, the Company considers a 6.32% long term interest rate appropriate to calculate the expected return on assets, as such aligns with the composition of the Petros’ asset portfolio.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Postretirement Benefits and Other Benefits (Continued)
(b)	Pension plan — Fundação Petrobras de Seguridade Social — Petros (Continued)

Plan assets (Continued)

Petros has a significant volume of investments in government securities, mainly NTN-B bonds, which by an agreement with the Supplementary Social Security Department will be held-to-maturity being recorded at fair value, for which a net present adjustment was required. Thus, the percentage of assets allocated in this investment will remain the same over the short term.

(c)	Petrobras Energía — PEPSA (including PESA)

Defined contribution plan

Supplementary Pension Plan for Personnel

In November 2005, the Board of Directors of Petrobras Energía approved the implementation of a defined voluntary contributions plan which all of the Company’s employees may elect to join Petrobras Energía. Through this plan, Petrobras Energía will make contributions to a trust equivalent to the contributions made by the employees that will subscript to the plan to a mutual fund or AFJP, at their choice, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by Petrobras Energía.

In the fiscal years ended December 31, 2007 and 2006, Petrobras Energía recorded an expense of US$2 and US$1, respectively, attributable to such benefits.

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

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Postretirement Benefits and Other Benefits (Continued)
(c)	Petrobras Energía — PEPSA (including PESA) (Continued)

Defined benefit plan (Continued)

Compensating Fund (Continued)

The plan is of a supplemental nature, that is to say the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order that the aggregate benefit to each employee equals the one stipulated in this plan.

The plan calls for a contribution to a fund exclusively by Petrobras Energía and without any contribution by the employees, provided that they should make contributions to the retirement system for their whole salary. As provided in Petrobras Energía’s By-laws, the Company makes contributions to the fund on the basis of a Board of Directors’ proposal to the Shareholders’ Meeting up to 1.5% of net income for each year. The assets of the fund were contributed to a trust. The goals with respect to asset investment are: (i) the preservation of capital in US dollars; (ii) the maintenance of high levels of liquidity, and (iii) the attainment of the highest yields possible on a 30-days basis. For this reason, the assets are invested mainly in bonds, corporate bonds, mutual funds, and certificates of deposits. The Bank of New York is the trustee and Watson Wyatt is the managing agent. Should there be an excess (duly certified by an independent actuary) of the funds under the trust agreement to be used to settle the benefits granted by the plan, Petrobras Energía will be entitled to make a choice and use it, in which case it would have to notify the trustee thereof.

(d)	Other defined contribution plans

Some Petrobras subsidiaries sponsor retirement plans for their employees, based on the defined contribution model. These include Transpetro, Suzano Petroquímica S.A., Petroquímica Triunfo S.A. and TBG, the new plan of this company is currently being examined by the Department of Coordination and Governance of State Companies (DEST), after which the Regulations of the Plan will be sent to the Secretary for Supplementary Pension Funds (SPC).

(e)	Health care benefits — “Assistência Multidisciplinar de Saúde” (AMS)

Petrobras and its Brazilian subsidiaries maintain a health care benefit plan (AMS), which offers defined benefits and covers all employees (active and inactive) together with their dependents. Liquigás maintains and manage a separated health care benefit plan, which offers defined benefits and covers LPG employees. Those plans are managed by the Company, with the employees contributing fixed amounts to cover principal risks and a portion of the costs relating to other types of coverage in accordance with participation tables defined by certain parameters including salary levels.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Postretirement Benefits and Other Benefits (Continued)
(e)	Health care benefits — “Assistência Multidisciplinar de Saúde” (AMS) (Continued)

The Company’s commitment related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The health care plan is not funded or otherwise collateralized by assets. Instead, the Company makes benefit payments based on costs incurred by plan participants.

As from December 31, 2006, according to SFAS 158, the actuarial gains and losses generated by the differences between the values of the obligation determined based on projections and the actual figures, are respectively included or excluded from the calculation of the actuarial obligation and recorded as “Postretirement benefit reserves adjustments net of tax — health care cost”, as “Accumulated other comprehensive income”, in shareholders’ equity.

The gains and losses recorded as “Accumulated other comprehensive income” are amortized over the average remaining service period of the active employees.

On December 15, 2006, Petrobras implemented the Medicine Benefit, which provides special terms on the acquisition of certain medicines by members of the AMS from participating drugstores, located throughout Brazil.

Following the introduction of this Benefit, the unrecognized prior service cost estimated by independent actuary, as of December 31, 2006 was US$86, and is being amortized over the average remaining service period of the active employees. The unrecognized prior service cost was included in “Accumulated other comprehensive income” and presented in Change in Benefit Obligations, as “Plan Amendments”.

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

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One percentage	One percentage
	point-increase	point-decrease

Effect on total of services and interest cost component	140	(112)
Effect on postretirement benefit obligation	1,068	(870)

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Postretirement Benefits and Other Benefits (Continued)
(f)	Funded status of the plans

The funded status of the plans at December 31, 2007 and 2006, based on the report of the independent actuary, and amounts recognized in the Company’s balance sheets at those dates, are as follows:

	2007			2006
	Pension Plans		Health		Health
	Defined-	Variable	Care	Pension	care
	Benefits (1)	Contribution	Benefits (2)	Benefits (1)	Benefits (2)
Change in benefit obligation:
Benefit obligation at beginning of year	17,238	—	5,433	14,422	4,974
Service cost	205	31	102	174	81
Interest cost	2,018	7	631	1,712	595
Plan change	449	—	—	—	—
Actuarial loss (gain)	519	17	(207)	244	(599)
Benefits paid	(835)	—	(217)	(713)	(175)
Variable contribution new pension plan	—	136	—	—	—
Plan amendments — Medicine benefit	—	—	—	—	86
Other	(15)	—	—	7	—
Gain on translation	3,802	19	1,156	1,392	471

Benefit obligation at end of year	23,381	210	6,898	17,238	5,433

Change in plan assets:
Fair value of plan assets at beginning of year	12,395	—	—	9,413	—
Actual return on plan assets	3,680	1	—	2,447	—
Company’s contributions	233	49	217	187	175
Employees’ contributions	166	19	—	135	—
Benefits paid	(835)	—	(217)	(713)	(175)
Other	(48)	—	—	(1)	—
Gain on translation	2,882	7	—	927	—

Fair value of plan assets at end of year	18,473	76	—	12,395	—

Funded status	(4,908)	(134)	(6,898)	(4,843)	(5,433)

Amounts recognized in the balance sheet consist of:
Current liabilities	(230)	(134)	(259)	(198)	(190)
Long-term liabilities	(4,678)	—	(6,639)	(4,645)	(5,243)

	(4,908)	(134)	(6,898)	(4,843)	(5,433)

Unrecognized net actuarial loss	1,728	16	1,381	3,097	1,407
Unrecognized prior service cost	449	146	25	13	88

Accumulated other comprehensive income	2,177	162	1,406	3,110	1,495

Net amount recognized	(2,731)	28	(5,492)	(1,733)	(3,938)

(1)	Includes Petros (Petrobras group companies), PEPSA and PELSA pension benefits obligations.

(2)	Includes AMS (Petrobras group companies) and Liquigás health care benefits obligations.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Postretirement Benefits and Other Benefits (Continued)
(f)	Funded status of the plans (Continued)

Net periodic benefit cost includes the following components:

	2007			2006
	Pension Plans		Health		Health
	Defined	Variable	Care	Pension	Care
	Benefits	Contribution	Benefits	Benefits	Benefits

Service cost-benefits earned during the year	205	31	102	174	81
Interest cost on projected benefit obligation	2,018	7	631	1,712	595
Expected return on plan assets	(1,497)	(3)	—	(1,157)	—
Amortization actuarial loss	169	—	91	322	140
Amortization prior service cost	59	4	81	—	—
Gain on translation	56	2	73	30	11

	1,010	41	978	1,081	827
Employees’ contributions	(163)	(15)	—	(133)	—

Net periodic benefit cost	847	26	978	948	827

Changes in amounts recorded in accumulated other comprehensive income:

	Pension Plans		Health
	Defined	Variable	Care
	Benefits	Contribution	Benefits
Accumulated other comprehensive income at beginning of year	3,110	—	1,495
Net actuarial loss/(gain)	(1,676)	15	(207)
Amortization of actuarial (loss)/gain	(169)	—	(91)
Prior service cost	449	136	—
Amortization of prior service cost	(59)	(4)	(81)
Gain on translation	522	5	290

Accumulated other comprehensive income at end of year	2,177	162	1,406

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Postretirement Benefits and Other Benefits (Continued)
(f)	Funded status of the plans (Continued)

Components of Net Periodic Benefit Cost for next year:

Amounts included in accumulated other comprehensive income at December 31, 2007, that are expected to be amortized into net periodic postretirement cost during 2008 are provided below:

	Pension Plans		Health
	Defined	Variable	Care
	Benefits	Contribution	Benefits
Unrecognized net actuarial loss (gain)	2	—	59
Unrecognized prior service cost	58	9	2
The main assumptions adopted in 2007 and 2006 for the actuarial calculation are summarized as follows:

	2007		2006
		Health Care		Health Care
	Pension Benefits	Benefits	Pension Benefits	Benefits

Discount rates	Inflation: 4% + 6%	Inflation: 4% + 6%	Inflation: 4.5% + 6%	Inflation: 4.5% + 6%
Rates of increase in compensation levels	Inflation: 4% + 2.4%	Inflation: 4% + 2.4%	Inflation: 4.5% + 2.02%	Inflation: 4.5% + 2.02%
Expected long-term rate of return on assets	Inflation: 4% + 6.32%	Not applicable	Inflation: 4.5% + 6.19%	Not applicable
Mortality table	AT 2000*	AT 2000*	AT 2000*	AT 2000*

(*)	Segregated by sex (male and female).

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

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Postretirement Benefits and Other Benefits (Continued)
(f)	Funded status of the plans (Continued)

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

(g)	Cash contributions and benefit payments

In 2007, the Company contributed US$282 to its pension plans. In 2008, the Company expects contributions to be approximately US$369. Actual contribution amounts are dependent upon investment returns, changes in pension obligations and other economic factors. Additional funding may ultimately be required if investment returns are insufficient to offset increases in plan obligations.

The following benefit payments, which include estimated future service, are expected to be paid by the pension fund in the next 10 years:

	Pension Plans		Health
	Defined	Variable	Care
	Benefits	Contribution	Benefits

2008	1,133	2	257
2009	1,240	4	292
2010	1,355	6	329
2011	1,479	8	371
2012	1,617	10	416
Subsequent five years	10,430	123	2,837

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
17.	Shareholders’ Equity
(a)	Capital

The Company’s subscribed and fully paid-in capital at December 31, 2007 and 2006 consisted of 5,073,347,344 common shares and 3,700,729,396 preferred shares as retroactively restated for the stock split mentioned in Note 26 (b). The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred shares have priority in the receipt of dividends and return of capital.

On May 13, 2005, Petrobras management approved the proposed share split and the related amendment to article 4 of the Company’s by-laws. These issues were discussed by the shareholders at the Extraordinary General Meeting (EGM) held on June 15, 2005.

The Extraordinary General Meeting held on July 22, 2005, decided to effect a split of each Company’s share into four, resulting in a free distribution of 3 (three) new shares of the same type for each original share, based on the shareholding structure at August 31, 2005. At the same date, an amendment to article 4 of the Company’s by-laws to cause capital be divided into 4,386,151,700 shares, of which 2,536,673,672 are common shares and 1,849,478,028 are preferred shares, with no nominal value, was approved. This amendment to the Company’s bylaws is effective from September 1, 2005. The relation between the American Depository Receipt (ADS) and shares of each class was changed from one to four shares for one ADS.

On May 11, 2007, the Board of Directors approved the change in the ratio of underlying shares issued in the Company’s name and the American Depositary Shares (ADS’s) from 4 (four) shares for each ADS to 2 (two) shares for each ADS. This change came into effect on July 2, 2007. All per ADS information in the accompanying financial statements and notes has been adjusted to reflect the result of the change in the ratio of underlying shares issued in the Company’s name and the ADS’s.

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company’s voting shares.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
17.	Shareholders’ Equity (Continued)
(a)	Capital (Continued)

Shareholders at the Extraordinary General Meeting held June 01, 2006, approved the incorporation of shares in Petroquisa by Petrobras, pursuant to the re-ratification of the Protocol of Merger and Incorporation on the share incorporation transaction executed by the two companies. The Board of Directors of the Company approved the issue of 886,670 preferred shares of the Company in connection with the incorporation of shares in Petroquisa by Petrobras.

To implement the transaction, the exchange ratio for the shares to be used was based on the net equity value of both companies at the base date of December 31, 2005, when 4,496 preferred shares issued by Petrobras were attributed to each batch of 1,000 common or preferred shares issued by Petroquisa.

No Petrobras’ shareholders had stated their intention to exercise the right to withdraw by the legal deadline of July 07, 2006. Five Petroquisa’s shareholders with a total interest of 1,015,910 shares exercised the right to withdraw by the established deadline (by July 05, 2006) and were reimbursed at the rate of R$153.47 (US$70.56) per batch of 1,000 shares, using funds provided by Petroquisa, on July 10, 2006. Petrobras then acquired the shares for the same price, thereby transferring ownership.

On December 15, 2006, pursuant to article 29, section II of the Company By-laws, the Board of Directors authorized the buyback of up to 91,500,000 of the preferred shares in circulation for future cancellation, using funds from the profit reserves.

The authorized timeframe for the repurchase expired in 2007 and the buyback option had not been exercised.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
17.	Shareholders’ Equity (Continued)
(a)	Capital (Continued)

At an Extraordinary General Meeting held together with the General Ordinary Meeting, on April 2, 2007, the shareholders of Petrobras approved an increase in the Company’s capital to US$24,623 (R$52,644 million) through the capitalization of revenue reserves accrued during previous financial years, in the amount of US$1,647 (R$3,372 million), and of statutory reserve, in the amount of US$492 (R$1,008 million), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law No. 6.404/76. This capitalization aimed to bring the Company’s capital in line with the investments of an oil company given intensive use of capital and extended operating cycles.

At an Extraordinary General Meeting held together with the General Ordinary Meeting, on April 3, 2006, the shareholder’s of the Company approved an increase in the Company’s capital to US$22,397 (R$48,248 million) through the capitalization of retained earnings accrued during previous financial years, in the amount of US$6,969 (R$15,012 million), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law no. 6,404/76. This capitalization aimed to bring the Company’s capital in line with the investments of an oil company given intensive use of capital and extended operating cycles.

(b)	Dividends and interest on shareholders’ equity

In accordance with the Company’s by-laws, holders of preferred and common shares are entitled to a minimum dividend of 25% of annual net income as adjusted under Brazilian Corporate Law. In addition, the preferred shareholders have priority in the receipt of an annual dividend of at least 3% of the book value of the shares or 5% of the paid-in capital in respect of the preferred shares as stated in the statutory accounting records. As of January 1, 1996, amounts attributed to shareholders as interest (see below) can be deducted from the minimum dividend computation. Dividends are paid in Brazilian reais. The Company paid US$778 in dividends during the year ended December 31, 2007 (2006 — US$760, 2005 - US$275). No withholding tax is payable on distributions of dividends made since January 1, 1996.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
17.	Shareholders’ Equity (Continued)
(b)	Dividends and interest on shareholders’ equity (Continued)

The Company provides either for its minimum dividends or for the total interest on shareholders equity where the tax benefit has been recognized as of December 31.

Brazilian corporations are permitted to attribute interest on shareholders’ equity, which may either be paid in cash or be used to increase capital stock. The calculation is based on shareholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Taxa de Juros de Longo Prazo (long-term interest rate or the “TJLP”) as determined by the Brazilian Central Bank. Such interest may not exceed the greatest of 50% of net income or 50% of retained earnings plus revenue reserves. Interest on shareholders’ equity, is subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law No. 9,249/95. The Company paid US$3,225 in interest on shareholders’ equity during the year ended December 31, 2007 (2006 — US$2,453, 2005 — US$1,835).

Interest on shareholders’ equity was included with the proposed dividend for the year, as established in the Company’s by-laws, and generated an income tax and social contribution credits of US$948 (US$994 in 2006, and US$791 in 2005) (see Note 3).

The proposal for 2007 dividends that is being submitted by the Petrobras Board of Directors for approval of the shareholders at the Ordinary General Meeting to be held on April 04, 2008, in the amount of US$3,715, conforms to the by-laws in regard to guaranteed rights of preferred shares (article 5), include interest on capital, already approved by the Board of Directors:

•
on July 25, 2007, amounting to US$1,238, which was made available to shareholders on January 23, 2008, based on the shareholding position of August 17, 2007, monetarily restated in accordance with the SELIC rate variation as from December 31, 2007;

•	on September 21, 2007, amounting to US$1,238, which will be made available to shareholders by March 31, 2008, based on the shareholding position of October 05, 2007;

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
17.	Shareholders’ Equity (Continued)
(b)	Dividends and interest on shareholders’ equity (Continued)
•	on December 27, 2007, in the amount of US$744, which will be made available by April 30, 2008, based on the shareholding position of January 11, 2008;

•
on March 03, 2008, the final installment of interest on capital, in the amount of US$371, together with the dividends of US$124, which will be made available based on the shareholding position of April 04, 2008, the date of the Ordinary General Meeting that will deliberate on the matter.

Interest on shareholders’ equity is subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law N° 9.249/95.

The dividends and the final portion of the interest on shareholders’ equity will be paid on a date to be established by the Ordinary General Meeting of Shareholders. These amounts will be monetarily restated from December 31, 2007, to the initial date of payment, according to the variation in the SELIC rate.

Interest on shareholders’ equity was included with the proposed dividend for the year, as established in the Company’s By-laws.

On April 02, 2007, the Ordinary General Meeting approved dividends referring to the year end 2006, amounting to US$3,693, including interest on shareholders’ equity, for which US$2,052 were made available to the shareholders on January 04, 2007, based on the share position as of October 31, 2006, US$923 was provided on March 30, 2007, based on the share position as of December 28, 2006, and the remaining balance of US$718, were provided within the legal term on May 17, 2007, based on the share position as of April 02, 2007.

Interest on capital amounts are subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law No. 9,249/95. These dividends were restated according to the Selic interest rate from December 31, 2006, to May 17, 2007, the payment date.

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

Brazilian law permits the payment of dividends only from retained earnings as stated in the statutory accounting records. At December 31, 2007, the Company had appropriated all such retained earnings.

In addition, at December 31, 2007, the undistributed reserve in appropriated retained earnings, amounting to US$30,280, may be used for dividend distribution purposes, if so approved by the shareholders, however, the Company’s stated intent is to use such reserve to fund working capital and capital expenditures.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
17.	Shareholders’ Equity (Continued)
(c)	Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

	Year ended December 31,
	2007		2006		2005

Income before extraordinary item	13,138		12,826		10,186
Extraordinary gain, net of taxes	—		—		158

Net income for the year	13,138		12,826		10,344

Less priority preferred share dividends	(813)		(577)		(426)
Less common shares dividends, up to the priority preferred shares dividends on a per-share basis	(1,115)		(791)		(584)

Remaining net income to be equally allocated to common and preferred shares	11,210		11,458		9,334

Weighted average number of shares outstanding
Common/ADS	5,073,347,344	(**)	5,073,347,344	(**)	5,073,347,344	(**)
Preferred/ADS	3,700,729,396	(**)	3,699,806,288	(**)	3,698,956,056	(**)

Basic and diluted earnings per share
Common and preferred	1.50	(**)	1.46	(**)	1.18	(*)(**)

Basic and diluted earnings per ADS	3.00	(**)	2.92	(**)	2.36	(*)(**)

(*)	Per share data is presented after extraordinary item .

(**)	Considers effect of 2 for 1 stock split that occurred on April 25, 2008 (see Note 26 (b)).
(d)	Capital reserves
•	AFRMM

Relates to the Merchant Marine (AFRMM) freight surcharges levied in accordance with relevant legislation. These funds are used to purchase, enlarge or repair vessels of the Company’s transport fleet.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
17.	Shareholders’ Equity (Continued)
(d)	Capital reserves (Continued)
•	Fiscal incentive reserve

This reserve consists of investments in tax incentives in the Northeast Investment Fund (FINOR), arising from allocations of part of the Company’s income tax. It relates to tax incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentived activities. Up to December 31, 2007, this incentive amounted to US$601, which may only be utilized to offset losses or for a capital increase, as provided for in Article 545 of the Income Tax Regulations and has been accounted for under the flow through method.

On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras’ right to deduct this incentive from income tax payable, covering the tax years of 2006 until 2015.
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

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
17.	Shareholders’ Equity (Continued)
(e)	Appropriated retained earnings (Continued)
•	Undistributed earnings reserve (Continued)

The destination of net income for the year ended December 31, 2006, includes retention of profits of US$8,004 with a US$7,775 amount, arising from net income for the year, and the US$229 retaining earnings remaining balance. This proposal is intended cover to partially meet the annual investment program established in the 2007 capital budget, ad referendum of the General Shareholders’ Meeting of April 2, 2007.

The destination of net income for the year ended December 31, 2007, includes retention of profits of US$7,954 with a US$7,951 amount, arising from net income for the year, and the US$3 retaining earnings remaining balance. This proposal is intended cover to partially meet the annual investment program established in the 2008 capital budget, ad referendum of the General Shareholders’ Meeting to be held on April 4, 2008.

•	Statutory reserve

This reserve is provided through an amount equivalent to a minimum of 0.5% of subscribed and fully paid in capital at year-end. The reserve is used to fund the costs incurred with research and technological development programs. The accumulated balance of this reserve cannot exceed 5% of the capital stock, according to Article 55 of the Company’s by-laws.

18.	Domestic and International Acquisitions
(a)	Change in the balance of goodwill for the years ended December 31, 2007 and 2006:

Balance as of December 31, 2005	237
Cumulative translation adjustment	6

Balance as of December 31, 2006	243

USA trading and refining companies	223
Utilization of tax loss carryforwards	(168)
Cumulative translation adjustment	15

Balance as of December 31, 2007	313

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Domestic and International Acquisitions (Continued)
(b)	Ipiranga Group

On April 18, 2007, Ultrapar (the “Comissioner”), having Braskem S.A. and Petróleo Brasileiro S.A. — Petrobras (through a commission agreement) as intervening parties, acquired control of companies comprising Ipiranga Group for the amount of US$2,694 (R$5,486 million) to be disbursed in three installments. On April 18, 2007, Ultrapar, Petrobras and Braskem effected payment of the first installment, as established in the purchase and sale agreement signed on March 18, 2007, in the amount of US$1,017 (R$2,071 million) relative to the controlling shareholders portion of the Ipiranga Group, of which US$365 (R$743 million) was paid by Petrobras.

Under the agreement signed by Ultrapar, Braskem and Petrobras, Ultrapar took control over the fuel and lubricant distribution businesses in the South and South-East regions (“Southern Distribution Assets”), Petrobras will assume control over the fuel and lubricant distribution businesses in the North, North-East and Central-West regions (“Northern Distribution Assets”), and Braskem will obtain control over the petrochemical assets, represented by Ipiranga Química S.A.(IQ), Ipiranga Petroquímica S.A. (IPQ) and over this company’s interests in Companhia Petroquímica do Sul (Copesul), with Petrobras also holding an interest in the petrochemical assets. The oil refinery assets held by Refinaria de Petróleo Ipiranga S.A (RPI) are shared equally by Petrobras, Ultrapar and Braskem.

Ultrapar is responsible for the corporate reorganization of the companies acquired in order to segregate the assets set aside for each company.

The transaction was submitted to the approval of Brazilian antitrust authorities (the Council for Economic Defense (CADE), the Office of Economic Law (SDE), the Economic Monitoring Agency (SEAE)).

A CADE document entitled “Agreement to Preserve Reversibility of Transaction (APRO)” allowed Petrobras to select a manager and negotiate the implementation of a governance policy that ensures the preservation of the assets and the rights of the minority shareholders. With the APRO, the management of the distribution assets purchased by Petrobras becomes separate from the management of the assets purchased by Ultrapar. The APRO will be in the force until CADE aproves the acquisition of the Northern Distribution Assets by Petrobras.

With regard to the petrochemical businesses, on May 18, 2007, Petrobras and Braskem filed a request to register a Tag-Along PO of IPQ, allowing private parties to purchase shares held by the minority shareholders as at June 28, 2007. The value of the transaction was US$60 (R$118 million). On July 04, 2007, the CVM granted the application to waive this PO and, on July 18, 2007, IPQ’s registration as a quoted company was cancelled.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Domestic and International Acquisitions (Continued)
(b)	Ipiranga Group (Continued)

The CVM granted the registration of the PO to close the capital of Copesul on August 10, 2007, and the auction to purchase common shares of Copesul was held on October 05, 2007. The value of the operation was US$731 (R$1,294 million).

In October and November of 2007, there were Public Offerings (PO) of the minority shareholders’ of RPI, DPPI and CBPI. Petrobras paid out US$119 (R$211 million) for those acquisitions.

The RPI, DPPI, CBPI and Ultrapar Extraordinary General Meetings held on December 18, 2007, decided in favor of the Incorporation of Shares and the Ipiranga Group preferred shareholders received shares of Ultrapar in accordance with the pre-established ratio of exchange.

Ultrapar is carrying out the final stage of the process, implementing the corporate reorganization of the Ipiranga’s Group companies with the objective of spinning-off and transfer of the Petrochemical Assets, Northern Distribution Assets, Southern Distribution Assets and Refinery Assets, according to the agreed by the parties. After the corporate reorganization, Ultrapar will effect the transfer of the shareholdings as follows:

(a) The shareholdings of the Petrochemical Assets to Braskem and Petrobras in the proportion of 60% and 40%, respectively. Petrobras disbursement was US$233 (R$412 million); and

(b) Petrobras will receive 100% interest on the company created solely to receive the Northern Distribution Assets (Alvo Distribuidora de Combustíveis Ltda.), Ipiranga Asfaltos — IASA, and each one of the companies (Petrobras, Ultrapar and Braskem) will also receive 1/3 of RPI. These transfers, characterize the completion of the operation, with the disbursement by Petrobras estimated in US$398 (R$706 million).

Petrobras has not consolidated the “Northern Distribution Assets”, it in its financial statements as the APRO’s agreement signed with CADE restricts the control over such assets, including obtaining formal aproval for certain administrative, sales and operational decisions.

The purchase price of the Northern Distribution Assets has been allocated US$52, net of tax to property, plant and equipment and US$229 to goodwill.

The purchase price of the petrochemical assets has been allocated US$154, net of tax to property, plant and equipment and US$194 to goodwill.

The excess of allocation made to property, plant and equipment will be amortized over their remaining useful life.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Domestic and International Acquisitions (Continued)
(b)	Ipiranga Group (Continued)

As of December 31, 2007, Petrobras had a balance of US$621 related to investments in “Northern Distribution Assets”, recorded according equity method, based on October 31, 2007 financial statements, as defined by CADE through APRO, that establishes that Petrobras only can receive “Northern Distribution Assets”, information with a lack of 60 days.

As of December 31, 2007 Petrobras also had a balance of US$555 related to investments in petrochemical assets, (represented by IQ and IPQ). Those investments were recorded according to equity method, based on December 31, 2007 financial statements and Petrobras interest of 40%.

As of December 31, 2007, Petrobras had no balance related to investments in RPI, in which Petrobras holds an interest of 33%, because the Company made a provision for loss in investments in the amount of US$1.7.

b.1)	Braskem Investment Agreement

On November 30, 2007, an investment agreement was signed between Braskem, Odebrecht, Petrobras, Petroquisa and Norquisa, by which it was agreed that the petrochemical assets held by Petrobras and Petroquisa would be integrated in Braskem. With the integration of these assets, expected to occur in 2008, the joint interest of Petrobras and Petroquisa in the voting capital of Braskem will rise from 8.1% to 30% and, in the total share capital, from 6.8% to 25%.

The petrochemical assets that will be contributed by Petrobras and Petroquisa in Braskem are: (i) 37.30% of the voting and total capital of Copesul; (ii) 40% of the voting capital and total capital of IPQ; (iii) 40% of the voting and total capital of IQ; (iv) 100% of the voting and total capital of Petroquímica Triunfo (Triunfo); and (v) 40% of the voting and total capital of Petroquímica Paulínia (PPSA).

Petrobras and Petroquisa will have the option to make a capital contribution in Braskem up to 100% of the voting and total capital of Triunfo. In the event this does not occur, Petrobras and Petroquisa may contribute by the amount in cash related to the economic value of the assets.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Domestic and International Acquisitions (Continued)
(b)	Ipiranga Group (Continued)
b.1)	Braskem Investment Agreement (Continued)

Petrobras, Petroquisa, Odebrecht and Norquisa, with Braskem as the intermediary, have already agreed the terms of the new shareholder’s agreement for Braskem shareholders, which will be signed at the same time as the agreement on the integration of the petrochemical assets, which will be effected at Extraordinary General Meetings held by Braskem, IQ, IPQ, Copesul, PPSA and Triunfo, call specifically for this purpose, within up to 6 (six) months as counted from November 30, 2007.

The transaction was presented to the Brazilian antitrust authorities ((Administrative Board for Economic Defense (CADE), Office of Economic Law (SDE), Secretary for Economic Monitoring (SEAE)), within the timeframes and in accordance with the procedures specified in legislation in force.

(c)	Acquisition of Suzano Petroquímica S.A.

On November 30, 2007, Petrobras acquired 76.58% of the total shares of Suzano Petroquímica S.A, including 99.9% of the total common shares, for the amount of US$1,186 (US$7.49 per common share and US$5.99 per preferred share). The purchase price has been allocated US$72, net of tax to property, plant and equipment and US$5, net of tax, to inventories and the remaining US$602 to goodwill.

The allocation made to property, plant and equipment will be amortized over its remaining useful life and the allocation to inventories has been fully amortized given the turn over.

On the same date, Petrobras and Unipar entered into an Investment Agreement, in order to create a new entity (CPS-Companhia Petroquímica do Sudeste). The creation of CPS encompasses the transfer of the shares of Suzano Petroquímica S.A to CPS, and the transfer of certain interest ownerships owned by Unipar to CPS. At the end of the structuring process, Petrobras will hold 40% of interest in CPS and Unipar 60%.

The Investment Agreement granted Unipar, during the structuring process of CPS, certain veto rights that preclude Petrobras to govern the financial and operating policies of the Suzano Petroquímica S.A.. The rights include rights to veto operating policies, expense budgets, financing and investment plans, management compensation and termination and distribution of dividends. Taking into consideration the lack of controlling power of Petrobras during the structuring process, Suzano Petroquímica S.A was accounted for by the equity method.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Domestic and International Acquisitions (Continued)
(c)	Acquisition of Suzano Petroquímica S.A. (Continued)

The transaction was presented to the Brazilian antitrust authorities (Administrative Board for Economic Defense (CADE), Office of Economic Law (SDE), Secretary for Economic Monitoring (SEAE)), within the timeframes and in accordance with the procedures specified in legislation in force.

(d)	Acquisition of Pasadena Refinery

On September 1, 2006, the Company, through its wholly owned subsidiary Petrobras America Inc., concluded the acquisition of 50% of the shares of Pasadena Refinery System, Inc., a US based refining and trading company owned by the Belgian group Compagnie Nationale a Portefeuille SA — CNP.  The purchase price was of approximately US$416 and was based on economic valuation model of expected future earnings of the refinery.  Due to immateriality, proforma information has not been presented.

The acquisition was consumated principally to expand Petrobras’ international activities according to the Strategic Plan.

(e)	Aquisition of Juiz de Fora Thermoelectric Power Station

On October 04, 2007, Petrobras purchased from Energisa S.A. 100% of the shares of the Juiz de Fora Thermoelectric Power Station, a natural gas powered power station, with an installed power-generation capacity of 87 MW, and which has supply contracts to sell energy until 2022.

In addition, Petrobras Comercializadora de Energia Ltda. and Energisa S.A. entered into a contract for use of the rights to sell energy with the subsidiaries of Energisa in the Northeast of Brazil. The purchase price was US$119 (R$210 million). Due to immateriality, proforma information has not been presented.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Domestic and International Acquisitions (Continued)
(f)	New International Projects

On November 09, 2007, Petrobras signed a share purchase agreement to buy 87.5% of the shares of the Japanese company Nansei Sekiyu Kabushiki Kaisha (NSS) from TonenGeneral Sekiyu Kabushiki Kaisha (TGSK), a subsidiary of ExxonMobil for an amount of approximately US$50. The acquisition includes a refinery with a capacity of 100,000 bpd, which refines light oil and produces high quality oil products. It also comprises an oil and oil products terminal with a storage capacity of 9.6 million barrels, three piers with a capacity to receive ships laden with up to 97,000 deadweight tonnage (dwt) and a single point mooring for Very Large Crude Carriers (VLCC) of up to 280,000 dwt. Due to immateriality, proforma information has not been presented.

The transfer of the share control is scheduled for April 2008.

(g)	Agreement for sale and association with Teikoku Oil Co. Ltd. in operations in Ecuador

On January 11, 2007, the Ministry of Energy and Mines of Ecuador approved the previous agreement executed in January 2005 for the sale by Petrobras Energía S.A. (PESA), an indirect subsidiary of Petrobras, to Teikoku of 40% of the rights and obligations of the participation contracts in blocks 18 and 31, in Ecuador and the transfer of 40% of the oil transportation contract with Oleoducto de Crudos Pesados Ltd. (OCP). As a result of this approval, the parties are currently carrying out the necessary actions to obtain the amendments to these participation contracts, which have to be approved by Petroecuador, to incorporate Teikoku as a partner in these blocks. Once these amendments have been made, the economic terms and conditions of this transaction will start to take effect.

(h)	Acquisition of businesses in Colombia, Paraguay and Uruguay

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

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Domestic and International Acquisitions (Continued)
(h)	Acquisition of businesses in Colombia, Paraguay and Uruguay (Continued)

On April 28, 2006, Petrobras concluded the purchase of the assets of Shell in Colombia, relating to the fuel distribution and commercialization. The acquisition comprises 39 service stations and convenience shops in Bogotá and surrounding areas, storage base and lubricant mixing plant in Puente Aranda, and one terminal in Santa Marta.

In June 2006, Petrobras acquired, via its subsidiary Petrobras International Braspetro B.V. — PIB BV, Shell’s assets in Uruguay relating to the distribution and sale of fuel throughout Uruguay.

The Company paid US$116 for these acquisitions that are part of a package involving the assets of Shell in Colombia, in Paraguay and in Uruguay.

Due to immateriality, the Company has not prepared pro-forma information respective to this business combination.

(i)	TermoMacaé Ltda. and TermoMacaé Comercializadora de Energia Ltda. (former Macaé Merchant)

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

In March 2006, Petrobras and El Paso agreed to settle certain disputes involving the Macaé Merchant Consortium. Under this settlement, the capital participation contract was terminated and El Paso finalized the sale of the plant to Petrobras, which in April 2006 paid US$357 to acquire the companies TermoMacaé Ltda (f.k.a. El Paso Rio Claro Ltda.) and TermoMacaé Comercializadora de Energia Ltda. (f.k.a. El Paso Rio Grande Ltda.), terminating the Macaé Merchant Consortium Contract and thereby settling the controversies.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Domestic and International Acquisitions (Continued)
(i)	TermoMacaé Ltda. and TermoMacaé Comercializadora de Energia Ltda. (former Macaé Merchant) (Continued)

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

On July 05, 2006, Petrobras was reimbursed for the amounts deposited by virtue of the preliminary decision pronounced by the Arbitral Tribunal, to the amount of US$259, including financial yields, given the dismissal of the Arbitration Proceeding.

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

The Company currently has several contracts to purchase crude oil, diesel fuel and other oil products, which require the Company to purchase a minimum of approximately 216,800 barrels per day at respective current market prices.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)

Petrobras provided guarantees to the ANP for the minimum exploration program defined in the concession contracts for exploration areas, totaling US$2,984 (US$2,425 in 2006). Out of this total, US$1,302 (US$1,137 in 2006) represents a pledge on the oil to be extracted from previously identified fields already in production, for areas in which the Company had already made commercial discoveries or investments. For areas whose concessions were obtained by bidding from the ANP, Petrobras has given bank guarantees totaling US$506 through December 31, 2007 (US$372 in 2006).

In 1993, the Company signed a long-term contract to buy natural gas (“The Gas Supply Agreement” or “GSA”) with Yacimientos Petrolíferos Fiscales Bolivianos, the Bolivian state oil company for the purchase of natural gas. Under this contract, with maturity in 2019, the Company is required to purchase 80% of the natural gas transported through the Bolivia/Brazil natural gas pipeline over a 20 year term at contract prices ranging from US$1.07 per MMBTU to US$1.17 MMBTU, based upon throughput. The pipeline achieved an average throughput of 26.3 million cubic meters per day during 2007.

The Company has exclusive supply contracts with certain service stations. These contracts are typically for seven years and require the Company to sell product at market prices.
(a)	Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. At December 31, 2007 and 2006, the respective amounts accrued by type of claims are as follows:

	As of December 31,
	2007	2006

Labor claims	58	38
Tax claims	149	47
Civil claims	155	97
Commercials claims and other contingencies	20	51

Total	382	233

Current contingencies	(30)	(25)

Long-term contingencies	352	208

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(a)	Litigation (Continuation)

As of December 31, 2007 and 2006, in accordance with Brazilian law, the Company had paid US$977 and US$816, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

The Company is a party to several contracts related to the acquisition and upgrade of production Platform P-36, which was lost in its entirety in 2001. Pursuant to those contracts, the Company had an obligation to pay the insurance proceeds to a Security Agent for distribution according to specified clauses established in the contracts. The Company contends that it is entitled to the insurance proceeds under the contractual arrangements, and other parties contend that they are also entitled to such proceeds. The issue is subject to international proceedings in a British court. Pending determination of the issue by the international court, the Company committed to deposit cash collateral in the amount of US$175, in order to facilitate the issuance of a guarantee by a Security Agent, for the payment of creditors. Pursuant to the verdict handed down by the foreign Court on December 15, 2005, payments were made to the Company, on account of the bank guarantee, amounting to US$171. On January 4, 2006, the guarantee provider confirmed that the guarantee was cancelled.

The trial was divided into two stages. The first stage was in October 2003, with a decision being handed down on February 2, 2004. The terms of the decision are complex and subject to appeal. In summary: (i) neither Petrobras nor Brasoil have been considered to have defaulted on their obligations; (ii) Petromec and Marítima are subject to reimbursing Brasoil for approximately US$58 plus interest; and (iii) Petromec and Marítima are not liable for delays or unfinished work.

On July 15, 2005, a verdict was handed down determining that the insurance indemnification belongs to Brasoil, except the amount of US$0.629 plus interest that is to be paid to the other parties in the litigation, as well as an additional amount of US$1.5 that is to be held on deposit until the result of certain ending matters.

Following the trial in February 2004, Petromec amended the legal suit claiming the amount of US$131 plus interest and/or financial costs up to the date of the trial in additional costs for upgrading work carried out and, alternatively, for damages for perjury, but without stipulating the amount of damages. The perjury trial took place between January 16 and February 09, 2006 and the verdict delivered on June 16, 2006 ruled Petromec’s claims to be without merit. Petromec did not submit an appeal and this decision is final.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(a)	Litigation (Continued)

A preliminary judgment on the method to be used to calculate the Petromec’s claim was held on June 26 and 27, 2007. On July 6, 2007 the Court handed down its decision in favor of the methodology defended by the Company. Petromec obtained permission to appeal the decision and the Court decided to suspend the process until the appeal is judged. On November 27, 2007 the appeal was heard and, on December 21, 2007 the Court rejected almost all of Petromec’s appeal. Judgment of the claim for additional costs is scheduled to take place in 2009.

Plaintiff: Porto Seguro Imóveis Ltda.

On November 23, 1992, Porto Seguro Imóveis Ltda., a minority shareholder of Petroquisa, filed a suit against Petrobras in the State Court of Rio de Janeiro related to alleged losses resulting from the sale of a minority holding by Petroquisa in various petrochemical companies included in the National Privatization Program introduced by Law No. 8,031/90.

In this suit, the plaintiff claims that Petrobras, as the majority shareholder in Petroquisa, should be obliged to reinstate the “loss” caused to the net worth of Petroquisa, as a result of the acts that approved the minimum sale price of its holding in the capital of privatized companies. A decision was handed down on January 14, 1997, that considered Petrobras liable with respect to Petroquisa for losses and damages in an amount equivalent to US$3,406.

In addition to this amount, Petrobras was required to pay the plaintiff 5% of the value of the compensation as a premium (see art. 246, paragraph 2 of Law No. 6,404/76), in addition to attorneys’ fees of approximately 20% of the same amount. However, since the award would be payable to Petroquisa and Petrobras holds 99.0% of its capital, the effective disbursement if the ruling is not reversed will be restricted to 25% of the total award. Petrobras filed an appeal with the State Court of Rio de Janeiro, and received a favorable decision from the Third Civil Court on February 11, 2003, which, by a majority vote, accepted Petrobras’ appeal to reverse the judgment and ruled the plaintiff’s case to be without grounds, the revising judge’s decision that held the case to be partially with grounds to reduce the amount of compensation to US$1,538 being overruled. Against this decision, Porto Seguro filed another appeal (motion to reverse or annul) with the State Court of Rio de Janeiro, and the Fourth Civil Court handed down a unanimous decision on March 30, 2004, requiring Petrobras to indemnify Petroquisa and Porto Seguro the amounts of US$2,359 and US$590, respectively (the latter representing 5% in premium and 20% in attorney’s fees). Due to this result, Petrobras lodged appeal with high and supreme courts, which was dismissed. In view of this decision, interlocutory appeal was filed with High Court — STJ and Supreme Court — STF, which was converted into Special Appeal by STJ.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(a)	Litigation (Continued)

Plaintiff: Porto Seguro Imóveis Ltda. (Continued)

On May 6, 2005, the Superior Court of Justice (STJ) accepted the interlocutory appeal and determined that the special appeal was to be proceeded with. Porto Seguro lodged an appeal against the interlocutory decision, which was accepted by a majority vote on December 15, 2005, and suspension of the special appeal filed by Petrobras was reinstated. The Company filed an Interlocutory appeal against this latest decision, which was ruled on April 4, 2006, and which unanimously overturned a decision which restored the impediment on the Special Appeal brought by Petrobras, due to an impediment on one of the justices, determining another decision be pronounced. Special Appeal by Porto Seguro rejected under a judgment delivered on September 05, 2006. In performance of the decision published on June 05, 2006, we are now awaiting assignment of the agenda to re-examine the matter relating to the blocking of Petrobras’ Special Appeal. If the award is not reversed, the indemnity estimated to Petroquisa, including monetary correction and interest, would be US$6,403. As Petrobras owns 100% of Petroquisa’s share capital, a portion of the indemnity estimated at US$4,226, will not represent a disbursement from Petrobras’ Group. In case of loss, Petrobras would have to pay US$320 to Porto Seguro and US$1,281 to Lobo & Ibeas by means of attorney’s fees, however based on the opinion of its legal advisers, the Company does not expect to obtain an unfavorable ruling in this case and considers the risk of loss with respect to this lawsuit to be possible.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(a)	Litigation (Continued)

Plaintiff: The Fisherman’s Federation of the State of Rio de Janeiro (FEPERJ)

The Fisherman’s Federation of the State of Rio de Janeiro (FEPERJ) filed a civil suit against the Company with the Rio de Janeiro State Court for compensation of miscellaneous damages amounting to US$224, which it is claiming in the name of its members, as a result of the oil spill in Guanabara Bay on January 18, 2000. At that time, Petrobras paid out extrajudicial indemnification to everyone who proved to be fishermen when the accident occurred. According to the records of the national fishermen’s register, only 3,339 could claim indemnification. On February 02, 2007, a decision, partly accepting the expert report, was published. That expert report was prepared to establish the parameters for calculating the award, which amounted to US$516 at that date. Petrobras appealed against this decision before the Rio de Janeiro Court of Appeal, as the parameters stipulated in the decision are different to those that had already been specified by the Rio de Janeiro Court of Appeal itself. The appeal was accepted. The decision handed down by the First Civil Chamber of the Court of Appeals of the State of Rio de Janeiro was published on June 29, 2007, denying approval of the appeal filed by Petrobras and approving the appeal filed by FEPERJ, which represents a significant increase in the value of the damages to be awarded, since in addition to having maintained the 10 years indemnification period, it increased the number of fishermen included in the claim. In September 2007, Petrobras obtained annulment of this decision, the court determining that the appeals be re-examined by the original court. The Company is waiting further expert accounting audits to redefine the amounts. In accordance with the Company’s expert assistant calculation, the recorded amount of US$17 represents the award that will be set by the court at the end of the process. Based on its legal counsels’ opinion, the Company’s Management believes it is possible that the Company will not prevail in this case.

Plaintiff: Distribution Companies

The Company was sued in court by certain small oil distribution companies under the allegation that it does not pass on to state governments the State Value-Added Tax (ICMS) collected according to the legislation upon fuel sales. These suits were filed in the states of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District.

Of the total amount related to legal actions of approximately US$412, up to December 31, 2007 some US$45 (US$38 in 2006) had been withdrawn from the Company’s accounts as a result of judicial rulings of advance relief, which were annulled as a result of an appeal filed by the Company.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(a)	Litigation (Continued)

Plaintiff: Distribution Companies (Continued)

The Company, with the support of the state and federal authorities, has succeeded in stopping the execution of other withdrawals, and is making all possible efforts to obtain reimbursement of the amounts that were previously withdrawn from its accounts.

Plaintiff: IBAMA (Brazilian Institute for the Environment and Renewable Resources)

Failure to comply with the Settlement and Commitment Agreement (TAC) clause relating to Campos Basin of 08/11/2004 by continuing drilling without prior consent. The lower administrative court sentenced Petrobras to pay for the non-compliance to the TAC. The Company filed an administrative appeal which is awaiting judgment. The maximum exposure including monetary restatement for Petrobras as at December 31, 2007, is US$149. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

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

In order to guarantee the appeals’ filing and/or the obtainment from INSS of Debt Clearance Certificate, US$66 from the amounts disbursed by the Company is recorded as restricted deposits for legal proceedings and guarantees and may be recovered under the respective proceedings in progress, which are related to 339 assessments amounting to US$205. Petrobras’ legal department expects a possible defeat regarding these assessments, as it considers the risk of future disbursement to be possible.

Petrobras had disbursed during 2007 US$0.242 (US$35 in 2006), referring to administrative suits filed by the INSS claiming the Company’s joint liability.

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

Plaintiff: Internal Revenue Service of Rio de Janeiro — Withholding Income Tax related to charter of vessels

The Internal Revenue Service of Rio de Janeiro filed two Tax Assessments against the Company in connection with Withholding Income Tax (IRRF) on foreign remittances of payments related to charter of vessels of movable platform types for the years 1998 through 2002.

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

Petrobras has defended itself against these tax assessments. Administrative appeals were lodged with High Court of Appeals for Fiscal Matters, last administrative level, which still await trial. The maximum exposure including monetary restatement for Petrobras as of December 31, 2007, for the period 1998 is US$68 and for the period 1999 to 2002 is US$2,303. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(c)	Tax assessments (Continued)

Plaintiff: Rio de Janeiro state finance authorities — II and IPI Tax related to the Sinking of P-36 Platform

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with II (Import Tax) and IPI (Federal VAT) related to the Sinking of P-36 Platform. Trial court ruling against Petrobras. An appeal was lodged, which is pending judgment. Petrobras filed for a writ of mandamus and obtained an injunction that barred tax collection until the investigations determining the reasons causing the sinking of the platform have been concluded. The Federal Government / National Finance Office have filed an appeal which is pending judgment. With the decision of the Maritime Court, the Company filed a Tax Debt Annulment Lawsuit and obtained an injuction suspending the collection of the tax. The maximum exposure including monetary restatement for Petrobras as of December 31, 2007, is US$101 of II and US$55 of IPI. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Rio de Janeiro state finance authorities — II and IPI Tax related to Termorio equipments

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

On September 15, 2006, the case was referred to the Federal Revenue Service in Florianópolis, where it is still being examined under administrative proceedings. The maximum exposure including monetary restatement for Petrobras as of December 31, 2007, is US$326. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Alagoas state finance authorities

Alagoas state finance authorities filed a Tax Assessment against the Company in connection with reversal of ICMS Credit. Petrobras is awaiting judgment of the appeal by the second administrative level. The maximum exposure including monetary restatement for Petrobras as of December 31, 2007, is US$45. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(c)	Tax assessments (Continued)

Plaintiff: Federal Revenue Service — Contribution of Intervention in the Economic Domain - CIDE

The Federal Revenue service filed a Tax Assessment against the Company due to non-payment in the period of March 2002 to October 2003 of the Contribution of Intervention in the Economic Domain — CIDE, the per-transaction tax payable to the Brazilian government, required to be paid by producers, blenders and importers upon sales and purchases of specified oil and fuel products at a set amount for different products based on the unit of measurement typically used for such products, pursuant to court orders obtained by Distributors and Fuel Stations, protecting them from levying of this charge. The lower court ruled the charge was correct. Petrobras filed a Voluntary Appeal. The maximum exposure for Petrobras, including monetary restatement, as at December 31, 2007 is US$597. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: State Revenue Service of São Paulo

São Paulo state finance authorities filed a Tax Assessment against the Company in connection with the exclusion of the imports of natural gas from Bolívia from the ICMS taxation. The lower court ruled the charge was correct. Petrobras filed a Voluntary Appeal. The maximum exposure for Petrobras, including monetary restatement, as December 31, 2007 is US$382. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Federal Revenue Service

The Federal Revenue Service filed a Tax Assessment against the Company related to IRRF - Withholding Income Tax on remittances to pay for oil imports. The claim was accepted by the lower court. An Appeal was filed by the Federal Revenue Office to the Council of Taxpayers, which was accepted. Petrobras is awaiting notification in order to file a voluntary appeal. The maximum exposure including monetary restatement for Petrobras as at December 31, 2007 is US$391. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: State Revenue Service of Rio de Janeiro

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with 2003 late payment fine on payment made by voluntary admission of the corporate income tax and social contribution on net income. The lower court ruled the charge was correct. Petrobras filed a Voluntary Appeal. The maximum exposure including monetary restatement for Petrobras as at December 31, 2007 is US$122. The Company assessed that it is more likely than not on the technical merits that the Company’s position will be sustained.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(c)	Tax assessments (Continued)

Plaintiff: State Revenue Service of Alagoas

Alagoas state finance authorities filed a Tax Assessment against the Company in connection with alleged issue of invoices for transfer on unprocessed natural gas (called “rich gas” by State Revenue Service of Alagoas) to the state of Sergipe at lower than market prices between 2000 and 2004. The lower court ruled the charge was correct. Petrobras filed a Voluntary Appeal which is awaiting judgment. The maximum exposure including monetary restatement for Petrobras as at December 31, 2007, is US$140. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Federal Revenue Service — Contribution of Intervention in the Economic Domain Charge-CIDE

The Federal Revenue service filed a Tax Assessment against the Company in connection with the failure by Petrobras to withhold CIDE (Contribution of Intervention in the Economic Domain Charge) on naphtha import operations resold to Braskem. The lower court ruled, by a majority decision, that the charge was correct. Petrobras filed a voluntary appeal which is awaiting judgment. The maximum exposure for Petrobras, including monetary restatement, as at December 31, 2007, is US$765. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

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

PEGASO — (Programa de Excelência em Gestão Ambiental e Segurança Operacional)

During 2000 the Company implemented an environmental excellence and operational safety program — PEGASO — (Programa de Excelência em Gestão Ambiental e Segurança Operacional). The Company made expenditures of approximately US$4,648 from 2000 to December 31, 2007 under this program. During the years ended December 31, 2007 and 2006 the Company made expenditures of approximately US$567 and US$562, respectively. The Company believes that future payments related to environmental clean-up activities resulting from these incidents, if any, will not be material.

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

On October of 2003, the judge determined that in regard to one of the employees the suit would be suspended for the period of 2 years, under certain conditions that defendant would have to observe.

In addition, as a result of the spill, on January 27, 2000, the National Council for the Environment enacted a resolution that obligated the IBAMA (Brazilian Institute for the Environment and Renewable Resources), state environmental agencies and local environmental agencies and non-governmental agencies to evaluate the control and prevention measures and environmental licensing status of all industrial facilities for the production of oil and oil products in Brazil. This resolution also mandated that the Company performed an independent environmental audit of all of its industrial installations located in the State of Rio de Janeiro.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(d)	Environmental matters (Continued)

Guanabara Bay pipeline rupture (Continued)

Since 2000, the Company implemented independent environmental audits in all of the Company’s plants located in Brazil that was concluded during December of 2003. The Company implemented almost all of the auditors’ recommendations.

Presidente Getúlio Vargas refinery oil spill

On July 16, 2000, an oil spill occurred at the Presidente Getúlio Vargas refinery releasing crude oil in the surrounding area. The Federal and State of Paraná Prosecutors have filed a civil lawsuit against the Company seeking US$1,176 in damages, which have already been contested by the Company. Additionally, there are two other actions pending, one by the Instituto Ambiental do Paraná (Paraná Environmental Institute) and by another civil association called AMAR that have already been contested by the Company. Awaiting initiation of the expert investigation to quantify the amount. The maximum exposure including monetary restatement for Petrobras as of December 31, 2007, is US$51. The court determined that the suits brought by AMAR and the Federal and State Prosecutors be tried as one. Based on its legal counsels’ advice, the Company’s Administration has assessed risk of loss to be possible.

Cypriot flag vessel Vergina II collision

On November 4, 2000, the Cypriot flag vessel Vergina II chartered by Petrobras collided with the south pier at the Company’s Almirante Barroso terminal in São Sebastião and spilled oil in the São Sebastião canal. As a result of the accident, the Company was fined by approximately US$30 by various local environmental agencies. The Company is currently contesting these fines.

Araucária-Paranaguá pipeline rupture

On February 16, 2001, the Company’s Araucária-Paranaguá pipeline ruptured and as a result fuel oil was spilled into the Sagrado, Meio, Neves and Nhundiaquara Rivers located in the state of Paraná. As a result of the accident, the Company was fined approximately US$80 by the Instituto Ambiental do Paraná (Paraná Environmental Institute), which was contested by the Company through administrative proceeding but the appeal was rejected. The court determined that the suits brought by AMAR and the Federal and State Prosecutors be tried as one. The maximum exposure including monetary restatement for Petrobras as of December 31, 2007, is US$53. Based on its legal counsels’ advice, the Company’s Administration has assessed risk of loss to be possible.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(d)	Environmental matters (Continued)

Oil spill related to the sinking of P-36 Platform

On March 15, 2001, a spill resulting from the accident involving the P-36 platform occurred, causing a release of diesel fuel and crude oil. The Company was fined by the IBAMA in the amount of US$3 in April of 2001, for the spill and improper use of chemicals to disperse the oil. The Company is currently contesting these fines. According to that published on May 23, 2007, the claim was considered to have grounds, in part, to sentence Petrobras to pay the amount of US$56 (R$100 million) in damages for the damage caused to the environment, to be restated monthly and with 1% per month interest on arrears as counted from the date on which the event took place. Petrobras filed a motion for clarification, which is pending judgment. The maximum exposure including monetary restatement for Petrobras as of December 31, 2007, is US$99. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

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

(e)	Minimum operating lease payments

The Company is committed to make the following minimum payments related to operating leases as of December 31, 2007:

2009	3,694
2010	2,895
2011	2,055
2012	1,026
2013	470
2014 and thereafter	652

Minimum operating lease payment commitments	10,792

The Company incurred US$2,683, US$2,016 and US$1,417, in rental expense on operating leases at December 31, 2007, 2006 and 2005, respectively.
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

The Company may use derivative and non-derivative instruments to implement its corporate risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the possible adverse effect on the value of an asset or liability, including financial instruments that results from changes in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

(a)	Foreign currency risk management

The Company’s foreign currency risk management strategy may involve the use of derivative instruments to protect against foreign exchange rate volatility which may impact the value of certain of the Company’s obligations.

The table below provides information about our foreign exchange derivative contracts.

			Fair value
Foreign Currency		Notional	December 31,	December 31,
Maturing in 2008%		Amount	2007	2006

Forwards
Sell USD / Pay BRL		117	2	1
Average Contractual Exchange rate	1.8

		117	2	1

The Company’s zero cost foreign exchange collars were settled on November 5, 2007, with a cash receipt of US$38. The forward sales of US dollars in exchange for Argentinean pesos were settled on October 5, 2007, this transaction resulted in no profits.

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

The Company’s exposure from these contracts is limited to the difference between the contract value and market value on the volumes contracted. Crude oil future contracts are marked-to-market and related gains and losses are recognized in currently period earnings, irrespective of when the physical crude sales occur. For the years ended December 31, 2007, 2006 and 2005, the Company entered into commodity derivative transactions for 56.59%, 26.42% and 26.79%, respectively, of its total import and export trade volumes.

The open positions in the futures market, compared to spot market values, resulted in recognized losses of US$25, US$2 and US$1 for the years ended December 31, 2007, 2006 and 2005, respectively.

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

(d)	Cash flow hedge

In September, 2006, PifCo entered into cross currency swap under which it swaps principal and interest payments on Yen denominated funding into U.S. dollar amounts. The assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is highly effective.

		Notional	Fair value
Cross Currency Swaps		Amount	December 31,	December 31,
Maturing in 2016%		(MM JPY)	2007	2006

Fixed to fixed		35,000
Average Pay Rate (USD)	5.69		3	(9)
Average Receive Rate (JPY)	2.15

		35,000	3	(9)

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
20.	Derivative Instruments, Hedging and Risk Management Activities (Continued)
(e)	Natural Gas Derivative Contract

In connection with the long-term contract to buy gas (“The Gas Supply Agreement” or “GSA”) to supply thermoelectric plants and for other uses in Brazil, the Company entered into a Natural Gas Price Volatility Reduction Contract (the “PVRC”), which was treated with the company Empresa Petrolera ANDINA, a gas producer in Bolivia, that was treated as a derivative financial instrument under SFAS 133. This contract, was executed with the purpose of reducing the effects of price volatility under the GSA.

The terms of the PVRC provided for a price collar for the period from 2005 to 2019.

Due to the new Hydrocarbons Law of Bolivia (see Note 9(a)), the other party to the PVRC contested the contract alleging among others, “force majeure” and excessive onus. Consequently, on August 12, 2006, the parties agreed to cancel the PVRC.

As a result, in 2006, the Company recognized a loss of US$499 by writing-off the fair value of assets and liabilities related to this contract.
21.	Financial Instruments

In the normal course of its business activities, the Company acquires various types of financial instruments.
(a)	Concentrations of credit risk

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

The Company takes several measures to reduce its credit risk to acceptable levels. All cash and cash equivalents in Brazil are maintained with major banks. Time deposits in U.S. dollars are placed with creditworthy institutions in the United States. Additionally, all of the Company’s available-for-sale securities and derivative contracts are either exchange traded or maintained with creditworthy financial institutions. The Company monitors its credit risk associated with trade receivables by routinely assessing the creditworthiness of its customers. At December 31, 2007 and December 31, 2006, the Company’s trade receivables were primarily maintained with large distributors.

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

The Company’s debt including project financing obligations, resulting from FIN 46(R) consolidation amounted to US$16,734 at December 31, 2007, and US$14,702 at December 31, 2006, and had estimated fair values of US$17,845 and US$13,984, respectively.

22.	Segment Information

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

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
22.	Segment Information (Continued)
•	International — This segment represents the Company’s international Exploration and Production, Supply, Distribution and Gas and Energy activities conducted in 15 countries outside Brazil.
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

•	Financial results are allocated to the corporate group;

•	Assets: covers the assets relating to each segment.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
22.	Segment Information (Continued)

The following presents the Company’s assets by segment:

	As of December 31, 2007
	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	3,180	13,725	2,864	2,184	2,848	10,710	(6,371)	29,140

Cash and cash equivalents	—	—	—	—	—	6,987	—	6,987
Other current assets	3,180	13,725	2,864	2,184	2,848	3,723	(6,371)	22,153

Investments in non-consolidated companies and other investments	85	2,348	550	1,278	640	211	—	5,112

Property, plant and equipment, net	48,529	14,480	10,615	7,596	1,838	1,475	(10)	84,523

Non current assets	1,381	665	1,507	659	326	6,741	(339)	10,940

Petroleum and Alcohol account	—	—	—	—	—	450	—	450
Government securities	—	—	—	—	—	670	—	670
Other assets	1,381	665	1,507	659	326	5,621	(339)	9,820

Total assets	53,175	31,218	15,536	11,717	5,652	19,137	(6,720)	129,715

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
22.	Segment Information (Continued)

	As of December 31, 2007
	International
	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Current assets	843	1,113	157	197	217	(343)	2,184

Other current assets	843	1,113	157	197	217	(343)	2,184

Investments in non-consolidated companies and other investments	889	39	309	21	20	—	1,278

Property, plant and equipment, net	6,100	1,070	219	182	149	(124)	7,596

Non current assets	505	292	68	14	1,017	(1,237)	659

Other assets	505	292	68	14	1,017	(1,237)	659

Total assets	8,337	2,514	753	414	1,403	(1,704)	11,717

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
22.	Segment Information (Continued)

	As of December 31, 2006
	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	2,966	9,668	1,256	2,371	1,978	15,413	(2,697)	30,955

Cash and cash equivalents	—	—	—	—	—	12,688	—	12,688
Other current assets	2,966	9,668	1,256	2,371	1,978	2,725	(2,697)	18,267

Investments in non-consolidated companies and other investments	33	970	394	1,721	20	124	—	3,262

Property, plant and equipment, net	33,979	9,828	6,828	5,722	1,468	1,072	—	58,897

Non current assets	1,388	354	1,119	460	209	2,523	(487)	5,566

Petroleum and Alcohol account	—	—	—	—	—	368	—	368
Government securities	—	—	—	—	—	479	—	479
Other assets	1,388	354	1,119	460	209	1,676	(487)	4,719

Total assets	38,366	20,820	9,597	10,274	3,675	19,132	(3,184)	98,680

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
22.	Segment Information (Continued)

	As of December 31, 2006
	International
	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Current assets	1,486	1,019	954	134	219	(1,441)	2,371

Other current assets	1,486	1,019	954	134	219	(1,441)	2,371

Investments in non-consolidated companies and other investments	990	360	280	66	25	—	1,721

Property, plant and equipment, net	4,436	834	216	162	94	(20)	5,722

Non current assets	546	36	49	13	669	(853)	460

Other assets	546	36	49	13	669	(853)	460

Total assets	7,458	2,249	1,499	375	1,007	(2,314)	10,274

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
22.	Segment Information (Continued)

Revenues and net income by segment are as follows:

	Year ended December 31, 2007
	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	2,455	50,531	3,673	8,132	22,944	—	—	87,735
Inter-segment net operating revenues	39,536	19,018	1,239	969	376	—	(61,138)	—

Net operating revenues	41,991	69,549	4,912	9,101	23,320	—	(61,138)	87,735

Cost of sales	(15,147)	(61,881)	(4,514)	(7,042)	(21,124)	—	59,919	(49,789)
Depreciation, depletion and amortization	(3,335)	(1,077)	(259)	(567)	(155)	(151)	—	(5,544)
Exploration, including exploratory dry holes	(648)	—	—	(775)	—	—	—	(1,423)
Impairment	(26)	(19)	—	(226)	—	—	—	(271)
Selling, general and administrative expenses	(305)	(1,999)	(597)	(692)	(1,198)	(1,577)	118	(6,250)
Research and development expenses	(447)	(171)	(94)	(2)	(6)	(161)	—	(881)
Other operating expenses	(245)	(219)	(435)	(108)	(54)	(1,085)	10	(2,136)

Costs and expenses	(20,153)	(65,366)	(5,899)	(9,412)	(22,537)	(2,974)	60,047	(66,294)

Equity in results of non-consolidated companies	—	71	104	64	—	(4)	—	235
Financial income (expenses), net	—	—	—	—	—	(582)	—	(582)
Employee benefit expense	—	—	—	—	—	(990)	—	(990)
Other taxes	(43)	(75)	(36)	(72)	(90)	(346)	—	(662)
Other expenses, net	(196)	(8)	(28)	82	(17)	24	—	(143)

Income (loss) before income taxes and minority interest	21,599	4,171	(947)	(237)	676	(4,872)	(1,091)	19,299

Income tax benefits (expense)	(7,343)	(1,394)	357	(424)	(230)	2,775	371	(5,888)

Minority interest in results of consolidated subsidiaries	(184)	8	(244)	(154)	—	301	—	(273)

Net income (loss) for the year	14,072	2,785	(834)	(815)	446	(1,796)	(720)	13,138

In order to unify the criterion for the allocation of safety, health an environment expenses, we opted to allocate these expenses in their entirety to other operating expenses. Expenditure related to the training of new Petrobras’ employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.
In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
22.	Segment Information (Continued)

	Year ended December 31, 2007
	International
	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	1,136	4,480	480	2,015	14	7	8,132
Inter-segment net operating revenues	1,473	1,606	48	23	—	(2,181)	969

Net operating revenues	2,609	6,086	528	2,038	14	(2,174)	9,101

Cost of sales	(933)	(5,875)	(424)	(1,952)	(15)	2,157	(7,042)
Depreciation, depletion and amortization	(432)	(86)	(15)	(20)	(14)	—	(567)
Exploration, including exploratory dry holes	(775)	—	—	—	—	—	(775)
Impairment	(226)	—	—	—	—	—	(226)
Selling, general and administrative expenses	(179)	(127)	(19)	(125)	(242)	—	(692)
Research and development expenses	—	—	—	—	(2)	—	(2)
Other operating expenses	(78)	32	10	11	(82)	(1)	(108)

Costs and expenses	(2,623)	(6,056)	(448)	(2,086)	(355)	2,156	(9,412)

Equity in results of non-consolidated companies	(63)	27	23	—	77	—	64
Other taxes	(7)	(2)	(1)	(3)	(59)	—	(72)
Other expenses, net	(4)	29	42	—	15	—	82

Income (loss) before income taxes and minority interest	(88)	84	144	(51)	(308)	(18)	(237)

Income tax benefits (expense)	(242)	—	1	(3)	(180)	—	(424)

Minority interest in results of consolidated subsidiaries	(42)	(14)	(38)	17	(77)	—	(154)

Net income (loss) for the year	(372)	70	107	(37)	(565)	(18)	(815)

Expenditure related to the training of new Petrobras’ employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
22.	Segment Information (Continued)

Revenues and net income by segment are as follows:

	Year ended December 31, 2006
	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	3,351	42,831	2,833	4,938	18,394	—	—	72,347
Inter-segment net operating revenues	32,387	15,128	1,257	1,133	287	—	(50,192)	—

Net operating revenues	35,738	57,959	4,090	6,071	18,681	—	(50,192)	72,347

Cost of sales	(13,655)	(51,812)	(3,624)	(4,088)	(16,967)	—	49,962	(40,184)
Depreciation, depletion and amortization	(2,166)	(669)	(197)	(417)	(143)	(81)	—	(3,673)
Exploration, including exploratory dry holes	(501)	—	—	(433)	—	—	—	(934)
Impairment	(20)	—	—	(1)	—	—	—	(21)
Selling, general and administrative expenses	(460)	(1,359)	(362)	(541)	(982)	(1,141)	21	(4,824)
Research and development expenses	(346)	(141)	(78)	(2)	(5)	(158)	—	(730)
Other operating expenses	(31)	(40)	(178)	(22)	(77)	(785)	13	(1,120)

Costs and expenses	(17,179)	(54,021)	(4,439)	(5,504)	(18,174)	(2,165)	49,996	(51,486)

Equity in results of non-consolidated companies	—	5	(1)	37	—	(13)	—	28
Financial income (expenses), net	—	—	—	—	—	(100)	—	(100)
Employee benefit expense	—	—	—	—	—	(1,017)	—	(1,017)
Other taxes	(45)	(73)	(49)	(63)	(79)	(285)	—	(594)
Other expenses, net	(73)	(20)	(15)	30	23	38	—	(17)

Income (loss) before income taxes and minority interest	18,441	3,850	(414)	571	451	(3,542)	(196)	19,161

Income tax benefits (expense)	(6,270)	(1,307)	140	(254)	(153)	2,086	67	(5,691)

Minority interest in results of consolidated subsidiaries	(229)	(10)	(231)	(194)	—	20	—	(644)

Net income (loss) for the year	11,942	2,533	(505)	123	298	(1,436)	(129)	12,826

In order to unify the criterion for the allocation of safety, health an environment expenses, we opted to allocate these expenses in their entirety to other operating expenses. Expenditure related to the training of new Petrobras’ employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
22. Segment Information (Continued)

	Year ended December 31, 2006
	International
	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	685	2,068	719	1,440	26	—	4,938
Inter-segment net operating revenues	1,831	1,450	41	6	—	(2,195)	1,133

Net operating revenues	2,516	3,518	760	1,446	26	(2,195)	6,071

Cost of sales	(948)	(3,307)	(577)	(1,433)	(26)	2,203	(4,088)
Depreciation, depletion and amortization	(309)	(65)	(14)	(16)	(13)	—	(417)
Exploration, including exploratory dry holes	(433)	—	—	—	—	—	(433)
Impairment	(1)	—	—	—	—	—	(1)
Selling, general and administrative expenses	(154)	(86)	(17)	(99)	(185)	—	(541)
Research and development expenses	—	—	—	—	(2)	—	(2)
Other operating expenses	(4)	4	13	9	(44)	—	(22)

Costs and expenses	(1,849)	(3,454)	(595)	(1,539)	(270)	2,203	(5,504)

Equity in results of non-consolidated companies	20	12	2	—	3	—	37
Other taxes	(13)	(8)	—	(2)	(40)	—	(63)
Other expenses, net	29	—	11	33	(43)	—	30

Income (loss) before income taxes and minority interest	703	68	178	(62)	(324)	8	571

Income tax benefits (expense)	(305)	(24)	(79)	28	130	(4)	(254)

Minority interest in results of consolidated subsidiaries	(172)	(14)	(22)	25	(11)	—	(194)

Net income (loss) for the year	226	30	77	(9)	(205)	4	123

Expenditure related to the training of new Petrobras’ employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
22.	Segment Information (Continued)

	Year ended December 31, 2005
	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	1,874	33,229	1,932	3,647	15,642	—	—	56,324
Inter-segment net operating revenues	26,950	12,286	1,232	880	225	—	(41,573)	—

Net operating revenues	28,824	45,515	3,164	4,527	15,867	—	(41,573)	56,324

Cost of sales	(11,327)	(40,033)	(2,484)	(2,425)	(14,357)	—	40,798	(29,828)
Depreciation, depletion and amortization	(1,571)	(644)	(105)	(461)	(100)	(45)	—	(2,926)
Exploration, including exploratory dry holes	(860)	—	—	(149)	—	—	—	(1,009)
Impairment	(22)	—	—	(134)	—	—	—	(156)
Selling, general and administrative expenses	(358)	(1,195)	(612)	(424)	(914)	(1,026)	55	(4,474)
Research and development expenses	(153)	(55)	(22)	(2)	(1)	(166)	—	(399)
Other operating expenses	(45)	(130)	(475)	(123)	59	(739)	—	(1,453)

Costs and expenses	(14,336)	(42,057)	(3,698)	(3,718)	(15,313)	(1,976)	40,853	(40,245)

Equity in results of non-consolidated companies	—	10	56	68	—	5	—	139
Financial income (expenses), net	—	—	—	—	—	(231)	—	(231)
Employee benefit expense	—	—	—	—	—	(994)	—	(994)
Other taxes	(20)	(32)	(23)	(51)	(68)	(179)	—	(373)
Other expenses, net	(15)	(7)	(11)	27	(15)	(7)	—	(28)

Income (loss) before income taxes, minority interest and extraordinary item	14,453	3,429	(512)	853	471	(3,382)	(720)	14,592

Income tax benefits (expense)	(4,914)	(1,163)	193	(289)	(160)	1,647	245	(4,441)

Minority interest in results of consolidated subsidiaries	(70)	(21)	(23)	(38)	—	187	—	35

Income before extraordinary item	9,469	2,245	(342)	526	311	(1,548)	(475)	10,186

Extraordinary gain net of tax	—	—	—	—	—	158	—	158

Net income (loss) for the year	9,469	2,245	(342)	526	311	(1,390)	(475)	10,344

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
22.	Segment Information (Continued)

	Year ended December 31, 2005
	International
	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	920	1,079	536	1,090	22	—	3,647
Inter-segment net operating revenues	1,476	1,279	31	4	—	(1,910)	880

Net operating revenues	2,396	2,358	567	1,094	22	(1,910)	4,527

Cost of sales	(665)	(2,151)	(452)	(1,020)	(22)	1,885	(2,425)
Depreciation, depletion and amortization	(360)	(65)	(13)	(11)	(12)	—	(461)
Exploration, including exploratory dry holes	(142)	—	—	(7)	—	—	(149)
Impairment	(134)	—	—	—	—	—	(134)
Selling, general and administrative expenses	(123)	(60)	(7)	(68)	(166)	—	(424)
Research and development expenses	—	—	—	—	(2)	—	(2)
Other operating expenses	(144)	11	8	1	(47)	48	(123)

Costs and expenses	(1,568)	(2,265)	(464)	(1,105)	(249)	1,933	(3,718)

Equity in results of non-consolidated companies	4	18	2	—	40	4	68
Other taxes	(14)	(5)	(1)	(1)	(30)	—	(51)
Other expenses, net	(5)	(1)	—	—	33	—	27

Income (loss) before income taxes and minority interest	813	105	104	(12)	(184)	27	853

Income tax benefits (expense)	(275)	(36)	(35)	4	62	(9)	(289)

Minority interest in results of consolidated subsidiaries	15	(20)	(10)	3	(26)	—	(38)

Net income (loss) for the year	553	49	59	(5)	(148)	18	526

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
22.	Segment Information (Continued)

Capital expenditures incurred by segment for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Year ended December 31,
	2007	2006	2005

Exploration and Production	9,448	7,329	6,127
Supply	4,488	1,936	1,749
Gas and Energy	3,223	1,664	694
International
Exploration and Production	2,555	2,304	1,067
Supply	247	202	79
Distribution	37	77	16
Gas and Energy	25	54	13
Distribution	327	351	207
Corporate	628	726	413

	20,978	14,643	10,365

The Company’s gross sales, classified by geographic destination, are as follows:

	Year ended December 31,
	2007	2006	2005

Brazil	83,022	70,733	57,669
International	29,403	23,160	16,396

	112,425	93,893	74,065

The total amounts sold of products and services to the two major customers in 2007 were US$9,029 and US$6,567 (US$7,978 and US$5,689 in 2006; and US$6,258 and US$4,594 in 2005).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
23.	Related Party Transactions
The Company is controlled by the Federal Government and has numerous transactions with other state-owned companies in the ordinary course of its business.
Transactions with major related parties resulted in the following balances:

	As of December 31,
	2007		2006
	Assets	Liabilities	Assets	Liabilities

Petros (pension fund)	732	913	479	71
Banco do Brasil S.A.	2,030	337	5,014	517
BNDES (Note 12 (b))	—	1,316	—	1,491
BNDES (Project financing)	—	2,322	—	1,823
Federal Government	—	1,197	—	1,190
ANP	1	—	—	—
Restricted deposits for legal proceedings	863	88	676	—
Government securities	2,156	—	67	—
Petroleum and Alcohol account — receivable from Federal Government (Note 11)	450	—	368	—
Other	1,689	259	786	149

	7,921	6,432	7,390	5,241

Current	2,705	2,659	5,382	2,957

Long-term	5,216	3,773	2,008	2,284

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
23.	Related Party Transactions (Continued)
These balances are included in the following balance sheet classifications:

	As of December 31,
	2007		2006
	Assets	Liabilities	Assets	Liabilities

Assets
Current
Cash and cash equivalents	2,127	—	4,497	—
Accounts receivable (Note 6)	266	—	653	—
Other current assets	312	—	232	—

Other
Government securities	1,996	—	67	—
Petroleum and Alcohol account — receivable from Federal Government (Note 11)	450	—	368	—
Restricted deposits for legal proceedings	864	—	676	—
Pension fund	732	—	479	—
Other assets	1,174	—	418	—

Liabilities
Current
Current portion of long-term debt	—	199	—	148
Current liabilities	—	431	—	68
Dividends and interest on capital payable to Federal Government	—	1,197	—	1,743
Current portion of project financings	—	832	—	998

Long-term
Long-term debt	—	1,447	—	1,342
Project financings	—	1,490	—	825
Other liabilities	—	836	—	117

	7,921	6,432	7,390	5,241

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
23.	Related Party Transactions (Continued)
The principal amounts of business and financial operations carried out with related parties are as follows:

	Year ended December 31,
	2007		2006		2005
	Income	Expense	Income	Expense	Income	Expense

Sales of products and services
Braskem S.A.	2,610	—	1,788	—	1,488	—
Copesul S.A.	1,680	—	1,132	—	373	—
Petroquímica União S.A.	562	—	588	—	885	—
Other	(917)	—	315	—	954	—

Financial income	1	—	—	—	—	—
Petroleum and Alcohol account receivable from Federal Government (Note 11)	6	—	7	—	9	—
Government securities	5	—	—	—	—	—
Other	46	—	71	—	47	—
Financial expenses	—	(3)	—	8	—	11
Other expenses, net	—	2	—	(2)	—	(262)

	3,993	(1)	3,901	6	3,756	(251)

24.	Accounting for Suspended Exploratory Wells
The Company’s accounting for exploratory drilling costs is governed by Statement of Financial Accounting Standards No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies” (SFAS No. 19). On April 4, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP FAS 19-1) that amended SFAS No. 19 with respect to the deferral of exploratory drilling costs. The Company adopted FASB Staff Position FAS 19-1 “Accounting for Suspended Wells Costs” effective from January 1, 2005. There was no material impact at adoption.
Costs the Company has incurred to drill exploratory wells that find commercial quantities of oil and gas are carried as assets on its balance sheet under the classification “Property, plant and equipment” as unproved oil and gas properties. Each year, the Company writes-off the costs of these wells that have not found sufficient proved reserves to justify completion as a producing well, unless: (1) the well is in an area requiring major capital expenditure before production can begin; and (2) additional exploratory drilling is under way or firmly planned to determine whether the capital expenditure is justified.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
24.	Accounting for Suspended Exploratory Wells (Continued)
As of December 31, 2007, the total amount of unproved oil and gas properties was US$2,627, and of that amount US$1,441 (US$626 of which related to projects in Brazil) represented costs that had been capitalized for more than one year, which generally are a result of: (1) extended exploratory activities associated with offshore production; and (2) the transitory effects of deregulation in the Brazilian oil and gas industry, as described below.
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

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
24.	Accounting for Suspended Exploratory Wells (Continued)
The following table shows the net changes in capitalized exploratory drilling costs during the years ended December 31, 2007 and 2006:

Unproved oil and gas properties (*)

	Year ended December, 31
	2007	2006

Beginning balance at January 1	2,054	2,061
Additions to capitalized costs pending determination of proved reserves	1,885	2,186
Capitalized exploratory costs charged to expense	(548)	(493)
Sales of reserves	—	(199)
Transfers to property, plant and equipment based on the determination of the proved reserves	(975)	(1,614)
Cumulative translation adjustment	211	113

Ending balance at December 31,	2,627	2,054

(*)	Amounts capitalized and subsequently expensed in the same period have been excluded from the above table.
The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed and the number of projects for which exploratory well costs have been capitalized for a period greater than one year since the completion of the drilling:

Aging of capitalized exploratory well costs

	Year ended December 31,
	2007	2006

Capitalized exploratory well costs that have been capitalized for a period of one year or less	1,186	1,733
Capitalized exploratory well costs that have been capitalized for a period greater than one year	1,441	321

Ending balance	2,627	2,054

Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	195	50

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
24.	Accounting for Suspended Exploratory Wells (Continued)
Of the US$1,441 for 195 projects that include wells suspended for more than one year since the completion of drilling, approximately US$704 are related to wells in areas for which drilling was under way or firmly planed for the near future and that we have submitted an “Evaluation Plan” to the ANP for approval and approximately US$521 incurred in costs for activities necessary to assess the reserves and their potential development.
The US$1,441 of suspended wells cost capitalized for a period greater than one year as of December 31, 2007, represents 186 exploratory wells and the table below contains the aging of these costs on a well basis:
Aging based on drilling completion date of individual wells:

	Million of	Number of
	dollars	wells
2006	1,006	54
2005	255	51
2004	84	24
2003	68	23
2002	28	34

	1,441	186

25.	Special Participation in the Marlim Field
The governmental participation was established by the Brazilian Law on Oil No. 9,478/97 and is collected as a means of compensation for oil production activities, incident upon high volume production fields.
The method used by Petrobras to calculate the special participation due for the Marlim field, is based on the legally legitimate interpretation of Directive 10 of January 14, 1999, approved by the National Petroleum Agency (ANP) itself.
On September 06, 2005, the Board of Directors of the ANP determined the constitution of a Work Group with the mission to demonstrate, by means of technical criteria, the methodology to be applied in the calculation of the Special Participation in the Marlim field, as well as endorse the amounts paid by Petrobras on account of this participation.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
25.	Special Participation in the Marlim Field (Continued)
The Work Group produced the Report on the Certification of the Payment of the Special Participation in the Marlim Field, approved by the Full Board of Directors of the ANP, by means of Board Resolution 267/2006 of August 16, 2006.
In summary, the Report established the methodology to be applied with regard to the Special Participation in Marlim, and also determined that Petrobras make an additional payment in the amount of US$195 (R$400 million), relating to underpayments by Petrobras as a result of having used the calculation method initially determined by the ANP.
On July 18, 2007, Petrobras was notified of a new ANP Board Resolution stipulating the payment of further sums considered due, retroactively to 1998, annulling the earlier Board Resolution on August 16, 2006.
Petrobras filed a petition of writ of mandamus and obtained an injunction to suspend the charge of the differences with regard to the Special Participation mentioned in ANP Resolution No. 400/2007, until the legal proceedings, currently underway in the Federal Courts of Rio de Janeiro, are concluded. No decision has yet been handed down by the lower court.
The position of Petrobras’ legal counsel is that the expectation of disbursement of the amounts claimed is remote.
26.	Subsequent Events
(a)	Financing

On January 11, 2008, PifCo issued Senior Global Notes of US$750, reopening this Notes in the international capital market, that has constituted a single issue fungible with the US$1,000 launched on November 1, 2007, totalizing US$1,750 in issued bonds due on March 1, 2018. The Notes bear interest at the rate of 5.875% per annum, payable semiannually, beginning on March 1, 2008. The purpose of this issue was to access long-term debt capital markets, refinance prepayments of maturing debt and reduce the cost of capital.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
26.	Subsequent Events (Continued)
(b)	Share split

The Extraordinary General Meeting held on March 24, 2008, decided to effect a split of each Company’s share into two, resulting: (a) in a free distribution of 1 (one) new share of the same type for each original share and based on the shareholding structure at April 25, 2008; (b) in a free distribution of 1 (one) new American Depository Receipt (ADS) of the same type for each original ADS and based on the shareholding structure at April 25, 2008. At the same date, an amendment to article 4 of the Company’s by-laws to cause capital be divided into 8,774,076,740 shares, of which 5,073,347,344 are common shares and 3,700,729,396 are preferred shares, with no nominal value, was approved. This amendment to the Company’s bylaws is effective from April 25, 2008. The relation between the ADS and shares of each class remains of 2 (two) shares for one ADS. All share, ADS, per share and per ADS information in the accompanying financial statements and notes have been restated to reflect the result of the share split, as follows:

	Year ended December 31,
	2007	2006	2005
Weighted average number of shares outstanding
Common/ADS	5,073,347,344	5,073,347,344	5,073,347,344
Preferred/ADS	3,700,729,396	3,699,806,288	3,698,956,056

Basic and diluted earnings per share
Common and preferred	1.50	1.46	1.18	(*)

Basic and diluted earnings per ADS	3.00	2.92	2.36	(*)

(*)	Per share data is presented after extraordinary item.
(c)	Adaptation to the Law 11,638/2007

Law 11,638/07 was enacted on December 28, 2007, and amends and repeals provisions of Laws 6,404 and 6,385, which governed financial statements preparation for Brazilian companies, in order to adjust Brazilian Accounting Practices to the international financial reporting standards (IFRS), affecting the Company’s net income and shareholders’ equity, which are basis for dividend and interest on equity payment.

The Company is currently evaluating the potential impacts of this law.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED)
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

The “International” geographic area includes activities in Angola, Argentina, Bolivia, Colombia, Ecuador, Mexico, Nigeria, Peru, the United States of America, Venezuela, Iran, Lybia and Tanzania. The Company has immaterial non-consolidated companies involved in exploration and production activities; the amounts related to such are in the line item titled “Investments in non-consolidated companies and other investments”.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(i)	Capitalized costs relating to oil and gas producing activities (Continued)

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

	As of December 31, 2007
	Brazil	International	Worldwide

Unproved oil and gas properties	1,585	1,042	2,627
Proved oil and gas properties	31,841	5,674	37,515
Support equipment	23,767	803	24,570

Gross capitalized costs	57,193	7,519	64,712
Depreciation and depletion	(22,222)	(2,302)	(24,524)

	34,971	5,217	40,188

Construction and installations in progress	13,558	883	14,441

	48,529	6,100	54,629
Proportional interest of net capitalized costs of non-consolidated companies	—	726	726

Net capitalized costs	48,529	6,826	55,355

	As of December 31, 2006
	Brazil	International	Worldwide

Unproved oil and gas properties	683	1,371	2,054
Proved oil and gas properties	23,967	4,240	28,207
Support equipment	13,851	454	14,305

Gross capitalized costs	38,501	6,065	44,566
Depreciation and depletion	(14,979)	(1,902)	(16,881)

	23,522	4,163	27,685
Construction and installations in progress	10,457	273	10,730

	33,979	4,436	38,415
Proportional interest of net capitalized costs of non-consolidated companies	—	224	224

Net capitalized costs	33,979	4,660	38,639

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(ii)	Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Year ended December 31, 2007
	Brazil	International	Worldwide
Property acquisitions
Proved	—	59	59
Unproved	119	464	583
Exploration costs	2,095	309	2,404
Development costs	7,928	1,132	9,060

	10,142	1,964	12,106
Proportional interest of costs incurred of non-consolidated companies	—	80	80

	10,142	2,044	12,186

	Year ended December 31, 2006
	Brazil	International	Worldwide
Property acquisitions
Proved	—	86	86
Unproved	38	630	668
Exploration costs	1,752	430	2,182
Development costs	6,022	817	6,839

	7,812	1,963	9,775
Proportional interest of costs incurred of non-consolidated companies	—	24	24

	7,812	1,987	9,799

	Year ended December 31, 2005
	Brazil	International	Worldwide
Property acquisitions
Unproved	220	126	346
Exploration costs	1,741	420	2,161
Development costs	4,687	647	5,334

	6,648	1,193	7,841

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(iii)	Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ending December 31, 2007, 2006 and 2005 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the Supply segment in Brazil. The prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company. Gas prices used are contracted prices to third parties.

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

	Year ended December 31, 2007
	Brazil	International	Worldwide
Net operating revenues:
Sales to third parties	2,455	1,136	3,591
Intersegment (1)	37,323	1,473	38,796

	39,778	2,609	42,387
Production costs (2)	(12,998)	(933)	(13,931)
Exploration expenses	(648)	(775)	(1,423)
Depreciation, depletion and amortization	(3,335)	(432)	(3,767)
Impairment of oil and gas properties	(26)	(226)	(252)
Other operating expenses	(245)	(78)	(323)

Results before income taxes	22,526	165	22,691
Income tax expense	(7,658)	(242)	(7,900)

	14,868	(77)	14,791
Proportional interest in results of producing activities of non-consolidated companies	—	(38)	(38)

Results of operations (excluding corporate overhead and interest cost)	14,868	(115)	14,753

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(iii)	Results of operations for oil and gas producing activities (Continued)

	Year ended December 31, 2006
	Brazil	International	Worldwide
Net operating revenues:
Sales to third parties	3,351	684	4,035
Intersegment (1)	31,171	1,830	33,001

	34,522	2,514	37,036
Production costs (2)	(11,761)	(949)	(12,710)
Exploration expenses	(501)	(434)	(935)
Depreciation, depletion and amortization	(2,166)	(309)	(2,475)
Impairment of oil and gas properties	(20)	(1)	(21)
Other operating expenses	(22)	(3)	(25)

Results before income taxes	20,052	818	20,870
Income tax expense	(6,818)	(279)	(7,097)

	13,234	539	13,773
Proportional interest in results of producing activities of non-consolidated companies	—	20	20
Results of operations (excluding corporate overhead and interest cost)	13,234	559	13,793

	Year ended December 31, 2005
	Brazil	International	Worldwide
Net operating revenues:
Sales to third parties	1,874	920	2,794
Intersegment (1)	25,997	1,476	27,473

	27,871	2,396	30,267
Production costs (2)	(10,342)	(665)	(11,007)
Exploration expenses	(871)	(142)	(1,013)
Depreciation, depletion, amortization	(1,571)	(360)	(1,931)
Impairment of oil and gas properties	(11)	(134)	(145)
Other operating expenses	(29)	—	(29)

Results before income taxes	15,047	1,095	16,142
Income tax expense	(5,116)	(372)	(5,488)

Results of operations (excluding corporate overhead and interest cost)	9,931	723	10,654

(1)
Does not consider US$2,213 (US$1,216 for 2006 and US$953 for 2005) related to field processing activities, for which Petrobras has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in Petrobras’ net operating revenues of US$41,991 (US$35,738 for 2006 and US$28,824 for 2005) for the segment of E&P Brazil (see Note 22).

(2)
Does not consider US$2,149 (US$1,873 for 2006 and US$985 for 2005) related to field processing activities, for which Petrobras has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in Petrobras’ cost of sales of US$15,147 (US$13,634 for 2006 and US$11,327 for 2005) for the segment of E&P Brazil (see Note 22).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(iv)	Reserve quantities information

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2007, 2006 and 2005 are shown in the following table. Proved reserves are estimated by the Company’s reservoir engineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

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

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(iv)	Reserve quantities information (Continued)

A summary of the annual changes in the proved reserves of crude oil and natural gas follows:

	Oil (millions of barrels)			Gas (billions of cubic feet)
	Brazil	International	Worldwide	Brazil	International	Worldwide

Worldwide net proved developed and undeveloped reserves

Reserves at December 31, 2004	9,243.4	702.0 (1)	9,945.4	7,954.3	3,292.8 (1)	11,247.1
Revisions of previous estimates	123.0	0.5	123.5	842.4	(32.6)	809.8
Improved recovery	1.1	(9.4)	(8.3)	6.9	0.2	7.1
Extensions and discoveries	250.9	47.8	298.7	990.0	38.6	1,028.6
Production for the year	(584.5)	(58.8)	(643.3)	(529.8)	(210.9)	(740.7)

Reserves at December 31, 2005	9,033.9	682.1 (1)	9,716.0	9,263.8	3,088.1 (1)	12,351.9

Interest loss in Venezuela	—	(240.5)	(240.5)	—	(171.2)	(171.2)
Revisions of previous estimates	463.4	(15.3)	448.1	322.1	(459.2)	(137.1)
Improved recovery	6.9	6.7	13.6	7.6	9.9	17.5
Acquisition of reserves	0.9	8.9	9.8	45.7	16.0	61.7
Sale of reserves	—	(4.5)	(4.5)	—	—	—
Extensions and discoveries	112.8	21.4	134.2	320.6	65.2	385.8
Production for the year	(616.0)	(42.6)	(658.6)	(532.9)	(209.8)	(742.7)

Reserves at December 31, 2006	9,001.9	416.2 (1)	9,418.1	9,426.9	2,339.0 (1)	11,765.9

Interest loss in Venezuela	—	—	—	—	—	—
Revisions of previous estimates	675.2	(8.4)	666.8	470.7	115.4	586.1
Improved recovery	15.8	9.5	25.3	7.7	3.8	11.5
Acquisition of reserves	—	1.2	1.2	—	—	—
Sale of reserves	—	(1.2)	(1.2)	—	—	—
Extensions and discoveries	65.2	37.1	102.3	683.0	169.9	852.9
Production for the year	(619.6)	(40.1)	(659.7)	(510.0)	(226.6)	(736.6)

Reserves at December 31, 2007	9,138.5	414.3	9,552.8	10,078.3	2,401.5	12,479.8

Proportional interest in net proved developed and undeveloped reserves of non-consolidated companies at December 31, 2006	—	65.7	65.7	—	77.3	77.3

Proportional interest in net proved developed and undeveloped reserves of non-consolidated companies at December 31, 2007	—	60.1	60.1	—	66.9	66.9

Net proved developed reserves:
At January 1, 2004	3,629.5	404.1	4,033.6	4,398.1	2,548.4	6,946.5
At December 31, 2004	4,129.8	383.1	4,512.9	4,427.6	2,495.2	6,922.8
At December 31, 2005	4,071.7	365.9	4,437.6	4,088.8	2,333.7	6,422.5
At December 31, 2006	3,987.7	232.9	4,220.6	4,115.4	1,758.0	5,873.4
At December 31, 2007	5,249.7	209.6	5,459.3	4,635.0	1,741.4	6,376.4

Proportional interest in proved developed reserves of equity companies at December 31, 2006	—	36.7	36.7	—	43.1	43.1
Proportional interest in proved developed reserves of equity companies at December 31, 2007	—	33.4	33.4	—	44.2	44.2

(1)
Includes reserves of 110 million barrels of oil and 533 billions of cubic feet of gas in 2007 (134.0 million barrels of oil and 504.8 billions of cubic feet of gas in 2006; and 222.8 million barrels of oil and 550.6 billions of cubic feet of gas in 2005) attributable to 41.38% minority interest in PEPSA, which is consolidated by Petrobras.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(iv)	Reserve quantities information (Continued)

During 2006, the decrease in reserves is related to revisions of previous estimates due to Bolivia and Venezuela new nationalization measures. The new regulation in Venezuela reduced our reserves as PDVSA became the main controller of the companies created to operate the fields with private companies. In Bolivia, due to new government regulations, occurred a decrease in the reserves. In Nigeria, the consortium in charge of Akpo field was constituted by Total, Petrobras and a Nigerian private company called Sapetro. The agreement underwritten by these companies established that Total and Petrobras carried the investment cost of the third part and it would be compensated in the future with Sapetro’s production/reserves.

Along 2006, Sapetro sold its participation to a Chinese oil company and, as part of this agreement, Petrobras and Total were reimbursed for their past carrying investments.

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
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED)
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

	Brazil	International	Worldwide
At December 31, 2007
Future cash inflows	797,689	35,985	833,674
Future production costs	(273,130)	(8,563)	(281,693)
Future development costs	(35,697)	(3,265)	(38,962)
Future income tax expenses	(167,865)	(9,683)	(177,548)

Undiscounted future net cash flows	320,997	14,474	335,471

10 percent midyear annual discount for timing of estimated cash flows	(151,144)	(5,335)	(156,479)

Standardized measure of discounted future net cash flows	169,853	9,139	178,992

Proportional interest in standardized measure of discounted future net cash flows related to proved reserves of non-consolidated companies	—	792	792

At December 31, 2006
Future cash inflows	477,051	24,691	501,742
Future production costs	(175,483)	(5,726)	(181,209)
Future development costs	(30,185)	(2,679)	(32,864)
Future income tax expenses	(93,914)	(7,051)	(100,965)

Undiscounted future net cash flows	177,469	9,235	186,704

10 percent midyear annual discount for timing of estimated cash flows	(83,582)	(3,566)	(87,148)

Standardized measure of discounted future net cash flows	93,887	5,669	99,556
Proportional interest in standardized measure of discounted future net cash flows related to proved reserves of non-consolidated companies	—	472	472

At December 31, 2005
Future cash inflows	496,355	36,014	532,369
Future production costs	(170,638)	(7,339)	(177,977)
Future development costs	(25,934)	(2,946)	(28,880)
Future income tax expenses	(103,726)	(10,929)	(114,655)

Undiscounted future net cash flows	196,057	14,800	210,857

10 percent midyear annual discount for timing of estimated cash flows	(95,580)	(5,962)	(101,542)
Company’s share by unconsolidated affiliates	—	61	61

Standardized measure of discounted future net cash flows	100,477	8,899 *	109,376

(*)	Includes US$1,462 in 2007 (US$1,338 in 2006 and US$2,379 in 2005) attributable to 41.38% minority interest in PEPSA, which is consolidated by Petrobras.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

The following are the principal sources of change in the standardized measure of discounted net cash flows:

	Brazil			International			Worldwide
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Balance at January 1	93,887	100,477	71,485	5,669	8,899	6,804	99,556	109,376	78,289

Sales and transfers of oil and gas, net of production costs	(26,780)	(22,761)	(17,529)	(1,642)	(1,505)	(1,731)	(28,422)	(24,266)	(19,260)
Development costs incurred	7,928	6,022	4,686	1,132	817	647	9,060	6,839	5,333
Purchases of reserves	—	—	—	15	101	—	15	101	—
Sales of reserves	—	—	—	(16)	(105)	—	(16)	(105)	—
Extensions, discoveries and improved less related costs	3,995	2,509	6,599	1,902	494	554	5,897	3,003	7,153
Interest loss in Venezuela	—	—	—	—	(1,305)	—	—	(1,305)	—
Revisions of previous quantity estimates	15,356	10,373	4,156	677	(1,825)	92	16,033	8,548	4,248
Net changes in prices and production costs	113,403	(12,698)	48,525	2,658	(976)	4,981	116,061	(13,674)	53,506
Changes in future development costs	(6,524)	(5,274)	(9,405)	(866)	(749)	(658)	(7,390)	(6,023)	(10,063)
Accretion of discount	9,389	10,048	7,148	867	1,006	994	10,256	11,054	8,142
Net change in income taxes	(40,801)	5,191	(15,188)	(1,257)	817	(2,784)	(42,058)	6,008	(17,972)

Balance at December 31	169,853	93,887	100,477	9,139	5,669	8,899	178,992	99,556	109,376

Proportional interest in standardized measure of discounted future net cash flows related to proved reserves of non-consolidated companies	—	—	—	792	472	—	792	472	—

Petrobras International Finance Company
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. — Petrobras)
Consolidated financial statements
Years ended December 31, 2007,
2006 and 2005 together with Report of
Independent Registered Public
Accounting Firm

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The management of Petrobras International Finance Company — PifCo and subsidiaries (“the Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.
The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Audit Committee, Chief Executive Officer, Chief Financial Officer and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that as of December 31, 2007 the Company’s internal control over financial reporting is effective.
The Company’s internal control over financial reporting as of December 31, 2007 has been audited by KPMG Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, dated February 28, 2008, included herein.

Daniel Lima de Oliveira	Servio Túlio da Rosa Tinoco
Chief Executive Officer	Chief Financial Officer
February 28, 2008	February 28, 2008

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. — Petrobras)
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
The Executive Board and Stockholder of
Petrobras International Finance Company
We have audited the accompanying consolidated balance sheet of Petrobras International Finance Company (and subsidiaries) (“The Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholder’s deficit, and cash flows for the years then ended. We also have audited Petrobras International Finance Company’s (and subsidiaries) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Petrobras International Finance Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statements presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petrobras International Finance Company (and subsidiaries) as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, Petrobras International Finance Company (and subsidiaries) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
KPMG Auditores Independentes
Rio de Janeiro, Brazil
February 28, 2008

Report of Independent Registered Public Accounting Firm
To the Executive Board and Stockholder of
Petrobras International Finance Company
We have audited the accompanying consolidated statements of operations, changes in stockholder’s equity and cash flows of Petrobras International Finance Company (“PifCo”) and its subsidiaries for the year ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of PifCo and its subsidiaries’ operations and their consolidated cash flows for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
ERNST & YOUNG
Auditores Independentes S/S
Paulo José Machado
Partner
Rio de Janeiro, Brazil
February 17, 2006.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. — Petrobras)
Consolidated Balance Sheets
As of December 31, 2007 and 2006
(In thousand of U.S. dollars)

	2007	2006
Assets

Current assets
Cash and cash equivalents (Note 3)	674,915	510,812
Marketable securities (Note 4)	489,077	645,278
Trade accounts receivable
Related parties (Note 5)	15,211,914	10,658,905
Other	902,329	835,437
Notes receivable — related parties (Note 5)	9,673,301	6,114,651
Inventories (Note 6)	1,224,635	262,720
Export prepayments — related parties (Note 5)	72,496	67,785
Restricted deposits for guarantees and other (Note 7)	79,030	145,732

	28,327,697	19,241,320

Property and equipment	1,232	700

Other assets
Marketable securities (Note 4)	3,643,545	1,151,588
Notes receivable — related parties (Note 5)	279,574	239,709
Export prepayment — related parties (Note 5)	710,925	464,380
Restricted deposits for guarantees and prepaid expenses (Note 7)	233,085	223,618

	4,867,129	2,079,295

Total assets	33,196,058	21,321,315

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. — Petrobras)
Consolidated Balance Sheets
As of December 31, 2007 and 2006
(In thousand of U.S. dollars, except for number of shares and per share amounts)

	2007	2006
Liabilities and stockholder’s deficit

Current liabilities
Trade accounts payable
Related parties (Note 5)	1,686,479	1,142,848
Other	1,180,955	1,121,986
Notes payable — related parties (Note 5)	23,977,731	5,386,759
Short-term financings (Note 8)	5,201	148,447
Current portion of long-term debt (Note 8)	704,911	1,057,438
Accrued interests (Note 8)	78,709	97,865
Unearned income — related parties (Note 5)	326,339	248,688
Other current liabilities	51,941	60,199

	28,012,266	9,264,230

Long-term liabilities
Long-term debt (Note 8)	5,186,789	4,640,134
Notes payable — related parties (Note 5)	—	7,441,701

	5,186,789	12,081,835

Stockholder’s deficit
Shares authorized and issued
Common stock - 300,050,000 shares at par value US $1 (Note10)	300,050	300,050
Additional paid in capital	53,926	53,926
Accumulated deficit	(347,549)	(376,519)
Other comprehensive income
Loss on cash flow hedge	(9,424)	(2,207)

	(2,997)	(24,750)

Total liabilities and stockholder’s deficit	33,196,058	21,321,315

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. — Petrobras)
Consolidated Statements of Operations
Years Ended December 31, 2007, 2006 and 2005
(In thousand of U.S. dollars, except net income/(loss) per share amounts)

	Years ended December 31,
	2007	2006	2005

Sales of crude oil, oil products and services
Related parties (Note 5)	14,679,385	14,236,511	13,974,381
Other	12,052,646	7,833,263	3,161,764

	26,732,031	22,069,774	17,136,145

Operating expenses:
Cost of sales
Related parties (Note 5)	(8,874,800)	(8,121,994)	(7,780,293)
Other	(17,435,987)	(13,778,560)	(9,203,008)
Selling, general and administrative expenses
Related parties (Note 5)	(182,424)	(189,667)	(158,075)
Other	(112,257)	(17,678)	(7,647)

	(26,605,468)	(22,107,899)	(17,149,023)

Operating income/(loss)	126,563	(38,125)	(12,878)

Financial income
Related parties (Note 5)	1,699,307	999,204	765,507
Other	370,630	285,962	218,479

	2,069,937	1,285,166	983,986

Financial expense
Related parties (Note 5)	(1,588,246)	(722,434)	(409,822)
Other	(579,672)	(735,332)	(588,728)

	(2,167,918)	(1,457,766)	(998,550)

Financial, net	(97,981)	(172,600)	(14,564)

Exchange variation, net	(24)	32	(360)

Other income, net	412	168	46

Net income/(loss) for the year	28,970	(210,525)	(27,756)

Net income/(loss) per share for the year - US$	0.10	(2.72)	(555.12)

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. — Petrobras)
Consolidated Statements of Changes in Stockholder’s (Deficit)/Equity
Years Ended December 31, 2007, 2006 and 2005
(In thousand of U.S. dollars)

	Years ended December 31,
	2007	2006	2005

Common stock
Balance at January 1	300,050	50	50
Capital increase	—	300,000	—

Balance at end of year	300,050	300,050	50

Additional paid in capital
Balance at January 1	53,926	173,926	173,926
Transfer to capital	—	(120,000)	—

Balance at end of year	53,926	53,926	173,926

Accumulated deficit
Balance at January 1	(376,519)	(165,994)	(138,238)
Net income (loss) for the year	28,970	(210,525)	(27,756)

Balance at end of year	(347,549)	(376,519)	(165,994)

Other comprehensive income
Loss on cash flow hedge
Balance at January 1	(2,207)	—	—
Change in the year	(7,217)	(2,207)	—

Balance at end of year	(9,424)	(2,207)	—

Total stockholder’s (deficit)/equity	(2,997)	(24,750)	7,982

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. — Petrobras)
Consolidated Statements of Cash Flows
Years Ended December 31, 2007, 2006 and 2005
(In thousand of U.S. dollars)

	Years ended December 31,
	2007	2006	2005
Cash flows from operating activities
Net income/(loss) for the year	28,970	(210,525)	(27,756)
Adjustments to reconcile net income/(loss) to net cash used in operations
Depreciation, amortization of prepaid expenses and debt amortization	7,909	20,725	10,150
Decrease (increase) in assets
Trade accounts receivable
Related parties	(4,553,009)	(1,977,830)	(893,006)
Other	(66,892)	(622,734)	(59,079)
Export prepayments — related parties	(251,256)	411,760	470,754
Other assets	(903,409)	(242,283)	(221,863)
Increase in liabilities
Trade accounts payable
Related parties	543,631	192,116	388,593
Other	58,969	505,910	48,999
Other liabilities	(74,896)	(44,551)	277,318

Net cash used in operating activities	(5,209,983)	(1,967,412)	(5,890)

Cash flows from investing activities
Marketable securities, net	(2,335,756)	451,775	(383,826)
Notes receivable — related parties, net	(3,608,351)	(2,342,359)	(1,887,125)
Property and equipment	(904)	(460)	(19)

Net cash used in investing activities	(5,945,011)	(1,891,044)	(2,270,970)

Cash flows from financing activities
Short-term financing, net issuance and repayments	(143,246)	(191,056)	(116,654)
Proceeds from issuance of long-term debt	1,737,162	982,280	695,000
Principal payments of long-term debt	(1,557,783)	(1,731,726)	(602,410)
Short-term loans — related parties, net	18,630,887	(2,268,898)	1,424,385
Proceeds from long-term loans — related parties	—	7,347,923	—
Principal payments of long-term loans — related parties	(7,347,923)	—	—

Net cash provided by financing activities	11,319,097	4,138,523	1,400,321

Increase (decrease) in cash and cash equivalents	164,103	280,067	(876,539)
Cash and cash equivalents at beginning of year	510,812	230,745	1,107,284

Cash and cash equivalents at end of year	674,915	510,812	230,745

Supplemental disclosures of cash flow information:

Cash paid during the year for
Interest	2,096,165	1,371,169	727,739
Income taxes	1,089	113	120

Non-cash investing and financing transactions
Increase of capital through conversion of loan payable	—	180,000	—
See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. — Petrobras)
Notes to the Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(In thousand of U.S. dollars)
1.	The Company and its Operations

Petrobras International Finance Company — (“PifCo” or “the Company”) was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of Petrobras.

The primary objective of PifCo is to purchase crude oil and oil products from third parties and sell them at a premium to Petrobras on a deferred payment basis. Accordingly, intercompany activities and transactions, and therefore the Company’s financial position and results of operations, are affected by decisions made by Petrobras. Additionally, to a more limited extent, the Company sells oil and oil products to third parties. PifCo also engages in international capital market borrowings as a part of the Petrobras financial and operating strategy.

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

Petrobras Singapore Private Limited

Petrobras Singapore Private Limited (“PSPL”), based in Singapore, was incorporated in April 2006 to trade crude oil and oil products in connection with the trading activities in Asia. This company initiated its operations in July, 2006.

Petrobras Finance Limited

Petrobras Finance Limited (“PFL”), based in the Cayman Islands, in connection with the Company’s structured finance export prepayment program, whereby PFL purchases fuel oil from Petrobras and sells this product in the international market, including sales to designated customers, in order to generate receivables to cover the sale of future receivables debt. Until June 1, 2006, PFL also used to purchase bunker fuel from Petrobras. Certain sales were through subsidiaries of Petrobras.

Petrobras Europe Limited

Petrobras Europe Limited (“PEL”), based in the United Kingdom, consolidates Petrobras’ European trade and finance activities.  These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PifCo, PSPL, Petrobras Paraguay and Petrobras, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no commercial or financial risk.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. — Petrobras)
Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)
1.	The Company and its Operations (Continued)

Bear Insurance Company Limited

Bear Insurance Company Limited (“BEAR”), based in Bermuda, contracts insurance for Petrobras and its subsidiaries.
2.	Basis of Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). The preparation of these consolidated financial statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the consolidated financial statements, as well as amounts included in the notes thereto.

(a)	Foreign currency translation

The Company’s functional currency is the U.S. dollar. All monetary assets and liabilities denominated in a currency other than the U.S. dollar are remeasured into the U.S. dollar using the current exchange rates. The effect of variations in the foreign currencies is recorded in the statement of operations as financial expense or income.

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

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. — Petrobras)
Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)
2.	Basis of Financial Statement Presentation (Continued)
(d)	Trade accounts receivable

Accounts receivable is stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

(e)	Notes receivable

Notes receivable bears interest rates and is stated at estimated realizable values. Relate to loans executed between the Company and subsidiaries of Petrobras.

(f)	Inventories

Inventories are stated at the lower of weighted average cost or market value.

(g)	Restricted Deposit and Guarantees

Restricted Deposit and guarantees represent amounts placed in escrow as required by contractual commitments of the Company. Deposits are made in cash and recorded at funded amount.

(h)	Prepaid expenses

Prepaid expenses are exclusively comprised of deferred financing costs associated with the Company’s debt issuance and are being amortized over the terms of the related debt. The unamortized balance of deferred financing costs was US$ 60,486 and US$ 55,192 as of December 31, 2007 and 2006, respectively.

(i)	Property and equipment

Property and equipment are stated at cost and are depreciated according to their estimated useful lives.

(j)	Current and long-term liabilities

These are stated at known or estimated amounts including, when applicable, accrued interest.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. — Petrobras)
Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)
2.	Basis of Financial Statement Presentation (Continued)
(k)	Unearned income

Unearned income represents the unearned premium charged by the Company to Petrobras and Alberto Pasqualini — Refap S.A. (“Refap”) to compensate for its financing costs. The premium is billed to Petrobras and Refap at the same time the related product is sold, and is deferred and recognized into earnings as a component of financial income on a straight-line basis over the collection period, which ranges from 120 to 330 days, in order to match the premium billed with the Company’s financial expense.

(l)	Revenues, costs, income and expenses

For all third party and related party transactions, revenues are recognized in accordance with the U.S. SEC’s Staff Accounting Bulletion 104 — Revenue Recognition. Crude oil and oil products revenues are recognized on an accrual basis when persuasive evidence of an arrangement exists in the form of a valid contract, delivery has occurred or title has transferred, the price is fixed or determinable and collectability is reasonably assured. Costs are recognized when incurred. Income and expenses include financial interest and charges, at official rates or indexes, relating current and non-current assets and liabilities and, when applicable, the effects arising from the adjustment of assets to market or realizable value.

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

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. — Petrobras)
Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)
2.	Basis of Financial Statement Presentation (Continued)
(m)	Income taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets representing the future tax consequences of events that have been recognized in the Company’s financial statements or tax return. The measurement of current and deferred tax liabilities and assets is based on the provisions of the tax laws in the countries in which the Company and its subsidiaries operate (the United Kingdom, Bermuda, Singapore and the Cayman Islands in 2007 and 2006 and the United Kingdom, Bermuda and the Cayman Islands in 2005). Deferred tax assets are reduced by the amount of any tax benefits when, based on the available evidence, such benefit may not be realized. The Cayman Islands and Bermuda have no corporate tax requirements, therefore the Company has no tax provision from these locations and operations in the United Kingdom or Singapore generated no deferred tax provisions for 2007 and 2006

(n)	Accounting for derivatives and hedging activities

The Company applies SFAS No. 133 — Accounting for Derivative Instruments and Hedging Activities, together with its amendments and interpretations, referred to collectively herein as “SFAS 133”. SFAS 133 requires that all derivative instruments be recorded in the balance sheet of the Company as either an asset or a liability and measured at fair value. SFAS 133 requires that changes in the derivative’s fair value be recognized in the income statement unless specific hedge accounting criteria are met and the Company designates. For derivatives designated as accounting hedges, fair value adjustments are recorded either in the income statements or Accumulated Other Comprehensive Income, a component of shareholders’ equity, depending upon the type of accounting hedge and the degree of hedge effectiveness.

The Company uses derivative financial instruments for economic hedging purposes to mitigate the risk of unfavorable price movements for crude oil and oil products purchases. These instruments are marked-to-market with the associated gains or losses recognized as financial income or financial expense.

The Company may also use derivative financial instruments for economic hedging purposes to mitigate the risk of unfavorable exchange-rate movements on other currency-denominated funding. Gains and losses from changes in the fair value of these contracts are recognized as financial income or financial expense.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. — Petrobras)
Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)
2.	Basis of Financial Statement Presentation (Continued)
(n)	Accounting for derivatives and hedging activities (Continued)

For cash flow hedges, the gains and losses associated with the derivative instruments are deferred and recorded in Accumulated Other Comprehensive Income until such time as the hedged transaction impacts earnings, with the exception of any hedge ineffectiveness; which is recorded directly in earnings.

(o)	Recently issued accounting pronouncements
•	FASB Statement No. 157, Fair Value Measurements (“SFAS 157”)

In September 2006, the FASB issued SFAS 157, which became effective for the Company on January 1, 2008. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards. The Company does not expect any significant impact to its consolidated financial statements, other than additional disclosures

•	FASB Staff Position FAS No. 157-2, Effective Date of SFAS 157 (“FSP 157-2”)

In February 2008, the FASB issued FSP 157-2, which delays the company’s January 1, 2008, effective date of FAS 157 for all nonfinancial assets and nonfinancialliabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until January 1, 2009. The Company does not expect any significant impact to its consolidated financial statements.

•	FASB Statement 159 “The Fair Value Option for Financial Assets and Financial Liabilities.” (“SFAS 159”)

In February 2007, the FASB issued SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159, that permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect any significant impact to its consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. — Petrobras)
Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)
3.	Cash and Cash Equivalents

	2007	2006

Cash and banks	20,925	461
Time deposits and short-term investment	653,990	510,351

	674,915	510,812

4.	Marketable Securities

			Interest rate	Total
	Security	Maturity	per annum	2007 (i)	2006 (i)

Available for Sale (iii)	Clep (ii)	2014	8%	867,794	975,840
Available for Sale (iii)	Marlim (ii)	2008-2011	12.25%	352,911	295,588
Held to Maturity	Gasene (ii)	2009	5.45%	224,142	212,184
Held to Maturity	Charter (ii)	2009	5.09% up to 5.79%	699,261	—
Held to Maturity	NTS (ii) and (iv)	2009-2014	5.77%/6.21%	576,687	—
Held to Maturity	NTN (ii) and (iv)	2009-2014	5.77%/6.21%	519,874	—
Held to Maturity	Mexilhão (ii)	2009	5.68%/5.72%	255,371	87,589
Held to Maturity	PDET (ii)	2019	7.12%	204,986	207,721
Held to Maturity	TUM (ii)	2008	5.69%/5.70%	274,593	—
Held to Maturity	Third parties			157,003	—
Trading	Third parties			—	17,944

				4,132,622	1,796,866
Less: Current balances				(489,077)	(645,278)

				3,643,545	1,151,588

(i)	The balances include interest and principal.

(ii)	Securities held by the fund respective to the special purposes companies, established to support Petrobras infrastructure projects, which are not US exchange traded securities.

(iii)
Changes in fair value related to the securities classified as available for sale in accordance with SFAS 115 are diminimus and were included in the Statement of Operations as financial income or expense.

(iv)	Notes issued by Nova Transportadora Nordeste — NTN and Nova Transportadora Sudeste - NTS Companies (two Special Purpose Companies of Petrobras related to Malhas Project) (see Note 8 (ix)).
Marketable securities are comprised of amounts the Company has invested in the exclusive portfolio of an investment fund, operated exclusively for PifCo, which holds certain Petrobras group securities among its other investments which are classified as held to maturity, trading or available for sale under SFAS 115 based on management’s intent. The trading securities are presented as current assets, as they are expected to be used in the near term for cash funding requirements; available for sale securities are presented as other long-term assets, as they are not expected to be sold or liquidated in the next twelve months.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. — Petrobras)
Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)
5.	Related Parties

		Petrobras International		Petrobras
	Petróleo Brasileiro	Braspetro B.V. — PIB.B.V.	Downstream Participações	Netherlands B.V. — PNBV
	S.A. — Petrobras	and its subsidiaries	S.A.and its subsidiaries	and its subsidiaries	Termobahia (iv)	Other	2007	2006
Current assets
Marketable securities (v)						407,564	407,564	627,335
Accounts receivable, principally for sales (i)	14,585,258	231,086	395,570				15,211,914	10,658,905
Notes receivable		5,805,572		3,686,301	40,894	140,534	9,673,301	6,114,651
Export prepayment	68,396					4,100	72,496	67,785
Other					1,453		1,453	1,453

Other assets
Marketable securities (v)						3,568,055	3,568,055	1,151,588
Notes receivable		279,574				—	279,574	239,709
Export prepayment	398,400					312,525	710,925	464,380

Current liabilities
Trade accounts payable	1,497,814	144,721	43,944				1,686,479	1,142,848
Notes payable (ii)	23,977,731						23,977,731	5,386,759
Unearned income	321,668		4,671				326,339	248,688

Long-term liabilities
Notes payable	—						—	7,441,701

									2005
Statement of operations
Sales of crude oil and oil products and services	12,230,667	704,088	1,744,630				14,679,385	14,236,511	13,974,381
Purchases (iii)	(6,873,244)	(891,535)	(622,793)			(487,228)	(8,874,800)	(8,121,994)	(7,780,293)
Selling, general and administrative expenses	(166,399)	(15,955)	(88)			18	(182,424)	(189,667)	(158,075)
Financial income	997,400	401,208	15,771	267,734	3,164	14,030	1,699,307	999,204	765,507
Financial expense	(1,588,246)						(1,588,246)	(722,434)	(409,822)
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

(i)	Accounts receivable from related parties relate principally to crude oil sales made by the Company to Petrobras, with extended payment terms of up to 330 days.

(ii)	Current Liabilities — Notes payable relate to loans executed between the Company and Petrobras, with annual interest rates ranging from 7.9% to 8.4%.

(iii)	Purchases from related parties are presented in the cost of sales section of the statement of operations.

(iv)
On December 28, 2005, in order to lend support to Petrobras in its transactions related to the Termobahia power plant, PifCo entered into a series of agreements with Blade Securities Ltd , a special purpose company holding 49% of the equity shares of Termobahia (consolidated by Petrobras). Under the agreements, PifCo paid to Blade US$ 1,453, and in return, Blade transfers to PifCo the right of any dividends to be received from Termobahia and the rights to the shares of Termobahia either for PifCo or a Petrobras subsidiary. Additionally, PifCo paid to Blade US$ 38,185, and in return, Blade transfers to PifCo any amounts received from Termobahia related to the subordinated loan recorded as notes receivable, which has an interest rate of 8% p.a. and an expiry date of 2023, and the right to the loans receivable for PifCo or a Petrobras subsidiary. .Petrobras has the intention of purchasing the Termobahia equity interest and related loan in 2008.

(v)	See Note (4).

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. — Petrobras)
Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)
6.	Inventories

	2007	2006

Crude oil	816,127	60,097
Oil products	408,508	202,623

	1,224,635	262,720

7.	Restricted Deposits and Guarantees

PifCo has restricted deposits with financial institutions that are required as a result of contractual obligations in financing arrangements. The amount classified in non-current assets is comprised of deposits: (i) US$ 33,441 related to issuances of senior notes in the total amount of US$ 450,000, (ii) US$ 43,464 related to issuances of senior notes in the total amount of US$ 600,000. The guarantees related to the financings will be maintained through maturity of such financings (described in Note 10), and are required per the related debt agreement; and (iii) in accordance with the Deposit, Pledge and Indemnity Agreement of April 29, 2005, PifCo has guaranteed the debt of Sociedade Fluminense de Energia — SFE, a subsidiary of its parent. In accordance with the terms of this guarantee, PifCo has deposited US$ 95,949 in an escrow account, such amount to be used to satisfy Sociedade Fluminense de Energia debts in the event of default.

8.	Financings

	Current		Long-term
	2007	2006	2007	2006

Financial institutions (i) (ix)	311,471	329,180	1,040,000	1,041,250
Senior notes (ii) (iv) (viii)	238,474	533,945	235,350	524,602
Global step-up notes(ii) (v) (viii)	130,772	4,165	—	134,622
Sale of right to future receivables (iii) (iv)	69,012	68,393	548,400	614,380
Assets related to export prepayment to be offset against sale of right to future receivables (iii)	—	—	(150,000)	(150,000)
Global notes (ii) (v) (vii) (viii) (x)	37,337	32,725	3,200,209	2,181,420
Japanese yen bonds (vi)	1,755	1,658	312,830	293,860
Senior exchangeable notes	—	333,684	—	—

	788,821	1,303,750	5,186,789	4,640,134

Financings	5,201	148,447	5,186,789	4,640,134
Current portion of long-term debt	704,911	1,057,438	—	—
Accrued interests	78,709	97,865	—	—

	788,821	1,303,750	5,186,789	4,640,134

(i)
The Company’s financings in US dollars are derived mainly from commercial banks and include trade lines of credit, which are primarily intended for the purchase of crude oil and oil products, and with interest rates ranging from 4.95% to 6.87% at December 31, 2007. The weighted average borrowing for short-term debt at December 31, 2007 and 2006 was 5.59% and 6.76%, respectively.

At December 31, 2007 and 2006, the Company had fully utilized all available lines of credit specifically designated for purchase of imported crude oil and oil products.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. — Petrobras)
Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)
8.	Financings (Continued)

(ii)
As of December 31, 2007 and 2006, the outstanding balance of net premiums on reissuances amounted to US$ 2,082 and US$ 10,273, respectively. PifCo incurred expenses in the total amount of US$ 160,048 on extinguishment of debt during the period ended December 31, 2006 (see Note 8(v)). In connection with the Exchange Offer (see Note 8(viii)) PifCo paid US$ 54,812 related to the amount above the face amount of the old Notes exchanged. This amount was associated to the new Notes and has been amortizated in acordance with the effective interest method.

(iii)
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

(iv)
On March 1, 2006, PFL prepaid the fixed rate Senior Trust Certificates (Series A1 and B) in accordance with the applicable provisions of the governing agreements in the amount of US$ 333,860. On prepayment of the fixed rate Senior Trust Certificates (Series A1 and B) PFL paid a premium in 2006 in the total amount of US$ 13,650.

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

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. — Petrobras)
Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)
8.	Financings (Continued)

As a result of these amendments, the premium rate of the guarantee of the Series 2003-B was reduced from 1.8% to 1.1%.

(v)
On July 24, 2006, PifCo concluded its debt repurchase offer (Tender) announced on July 18, 2006. The amount of notes tendered for five series of notes listed below was US$ 888,260. Including the notes previously repurchased by Petrobras and its affiliates, also included in the tender, the total value reached US$ 1,215,661. The purpose of this initiative was to reduce total debt outstanding and simplify the debt profile, thus benefiting from the Company’s current strong cash generation. The transaction was settled on July 27, 2006 and all the notes tendered were canceled from this date. Upon conclusion of the debt repurchase offer (Tender), PifCo incurred in expenses in 2006 in the total amount of US$ 160,048 (see Note 8 (ii)).

	Interest Rate
Securities Repurchased	per annum	Maturity	Amount

Global Step-Up Notes	12.375%	2008	265,378
Senior Notes	9.875%	2008	211,754
Senior Notes	9.750%	2011	313,644
Global Notes	9.125%	2013	251,665
Global Notes	8.375%	2018	173,220

			1,215,661

(vi)
On September 27, 2006, the Company concluded a private placement of securities in the Japanese capital market (“Shibosai”) for a total of ¥ 35 billion (US$ 297,780) due September 2016. The issue was a private placement in Japanese market with a partial guarantee of Japan Bank for International Cooperation (JBIC) and bears interest at the rate of 2.15% per annum, payable semiannually. In the same date, PifCo entered into a swap agreement with Citibank, swapping the total amount of this debt to a U.S. dollar denominate debt (see Note 11). PifCo used the proceeds principally to finance PNBV, an affiliate, for construction of lines interconnecting the P-51, P-52 and P-53 production platforms to the PRA-1 autonomous repumping unit.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. — Petrobras)
Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)
8.	Financings (Continued)

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

The transaction gain or loss arising from the remeasurement of Yen denominated bonds is offset by the reclassification relating to the remeasurement of the hedged item at spot rates from other comprehensive income to earnings. The cross currency swap at December 31, 2007 and 2006 had a fair value of US$ 3,193 and US$ 8,754, respectively, due to the valuation and devaluation, respectively, of the Japanese Yen when compared to U.S. dollar since the inception of the instrument. No amounts were recognized in earnings during the year as hedge ineffectivenesses. Accumulated other comprehensive income were reclassified at the reporting date in order to offset the foreign currency exchange gain or losses on the hedged item.

(vii)
On October 06, 2006, the Company issued Global Notes of US$ 500,000 due October, 2016. The notes bear interest at the rate of 6.125% per annum, payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

(viii)
As a result of the settlement of the Exchange Offer occurred on February 7, 2007, PifCo received and accepted a tender amount of US$ 399,053 (face value of the Notes). All the Notes received were cancelled in the same day and as consequence, PifCo issued US$ 399,053 of Global Notes due 2016 that bear interest at the rate of 6.125% per annum, payable semi annually. The new Notes constitute a single fungible series with the US$ 500,000 Global Notes due 2016 issued in October 2006. In total, there are US$ 899,053 in outstanding bonds due 2016. PifCo also paid to the investors a cash amount equivalent to US$ 56,056 as result of the Exchange (see Note 8 (ii)). The table below presents the result of the Exchange.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. — Petrobras)
Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)
8.	Financings (Continued)

			Principal
	Interest rate		outstanding	Total amount
PifCo old Notes	per annum	Maturity	after exchange	tendered

Global Step-Up Notes	12.375%	2008	126,868	7,754
Senior Notes	9.875%	2008	224,212	14,034
Senior Notes	9.750%	2011	235,350	51,006
Global Notes	9.125%	2013	374,211	124,124
Global Notes	7.750%	2014	397,865	202,135

			1,358,506	399,053

			Principal
	Interest rate		outstanding	Total amount
PifCo new Notes	per annum	Maturity	after exchange	reopened

Global Notes	6.125%	2016	899,053	399,053

			899,053	399,053

(ix)
On June 15, 2007, the Nova Transportadora Nordeste-NTN and Nova Transportadora Sudeste-NTS Companies (two Special Purpose Companies of Petrobras related to Malhas Project) transfered to PifCo a Loan Agreement with M-GIC (a Facility Agent of JBIC — Japan Bank for International Cooperation). The outstanding amount of the loan is US$ 394,000 and it bears interest of Libor plus 0.8% p.a., payable semi-annualy. The principal amount will also be paid semi-annualy starting on December 15, 2009 up to December 15, 2014. As a consequence of this transfer, the NTN and NTS issued some Notes to PifCo with the same characteristics of the Loan (principal amount, interest rate and amortization schedule) (see Note 4 (iv)).

(x)
On November 1, 2007, the Company issued Global Notes of US$ 1,000,000 in the international capital market, due March 2018. The Notes bear interest at the rate of 5.875% per annum, payable semiannually, beginning on March 1, 2008. The purpose of this issuance was to access long-term debt capital markets, refinance prepayments of maturing debt and reduce the cost of capital.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. — Petrobras)
Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)
8.	Financings (Continued)

Long-term financings — additional information
a)	Long-term debt interest rates

					Payment period
	Date of issuance	Maturity	Interest rate	Amount	Interest	Principal
Senior notes
Senior notes	January, 2002	2011	9.750%	235,350	semiannually	bullet

				235,350

Sale of right to future receivables
Junior trust certificates
Serie 2003-B	May, 2003	2013	3.748%	40,000	quarterly	bullet
Serie 2003-A	May, 2003	2015	6.436%	110,000	quarterly	bullet

				150,000

Assets related to export prepayment to be offset against sale of right to future receivables
Serie 2003-B	May, 2003	2013	3.748%	(40,000)	quarterly	bullet
Serie 2003-A	May, 2003	2015	6.436%	(110,000)	quarterly	bullet

				(150,000)

Senior trust certificates
Serie 2003-B	May, 2003	2013	4.848%	109,920	quarterly	quarterly
Serie 2003-A	May, 2003	2015	6.436%	288,480	quarterly	quarterly

				398,400

Japanese yen bonds	September, 2006	2016	2.150%	312,830	semiannually	bullet

				312,830

Global notes
Global notes	July, 2003	2013	9.125%	377,665	semiannually	bullet
Global notes	December, 2003	2018	8.375%	576,780	semiannually	bullet
Global notes	September, 2004	2014	7.750%	397,865	semiannually	bullet
Global notes	October, 2006	2016	6.125%	847,899	semiannually	bullet
Global notes	November, 2007	2018	5.875%	1,000,000	semiannually	bullet

				3,200,209

Financial institutions	from 2004	up to 2017	from 5.34% to 6.87%	1,040,000	various	various

				1,040,000

				5,186,789

b)	Long-term debt maturity dates:

2009	198,536
2010	395,376
2011	392,796
2012	162,566
2013	533,933
Thereafter	3,503,582

5,186,789

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. — Petrobras)
Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)
9.	Commitments and Contingencies
(a)	Oil Purchase Contract

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several short and long-term normal purchase contracts with maturity date up to 2017, which collectively obligate it to purchase a minimum of approximately 216,800 barrels of crude oil and oil products per day at market prices.

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

PifCo may designate any affiliate or subsidiary to perform its obligations under this agreement.

(c)	Loans Agreement

The Company’s outstanding position at December 31, 2007 in irrevocable letters of credit was US$ 730,045, as compared to US$ 552,087 at December 31, 2006, supporting crude oil and oil products imports.

Additionally, the Company had standby committed facilities available in the amount of US$ 327,000, (US$ 675,000 at December 31, 2006) which are not committed to any specific use. PifCo has no drawn down amounts related to these facilities and does not have a scheduled date for the drawdown.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. — Petrobras)
Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)
10.	Stockholder’s (Deficit)/Equity

In September 2006, Petrobras changed the designation of US$ 120,000 in advances for future capital and US$ 180,000 in notes receivable from PifCo into a capital increase.

The subscribed and paid-up capital at December 31, 2007 and 2006 is US$ 300,050 (US$ 50 in 2005) divided into 300,050,000 (50,000 in 2005) shares of US$ 1 each.

11.	Financial instruments and risk management

PifCo’ policy for the risk management of the price of oil and oil products consists basically in protecting the margins in some specific short-term positions. Future contracts, swaps and options are the instruments used in these economic hedge operations which are tied to actual physical transactions. Positive and negative results are offset by the reverse results of the actual physical market transaction and they are recorded in the statement of operations as financial income and financial expense. The Company’s derivative instruments are recorded in the consolidated balance sheet at their fair value.

For exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models or quoted prices for instruments with similar characteristics. The transaction price is used as the initial fair value of the contracts.

PifCo designates at inception whether the derivative contract will be considered hedging or non-hedging for SFAS 133 accounting purposes. Non-hedging derivatives that are considered economic hedges, but not designated in a hedging relationship for accounting purposes, are recorded as other current assets or liabilities, with changes in fair value recorded as financial income or financial expense.

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

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. — Petrobras)
Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)
11.	Financial instruments and risk management (Continued)

As of December 31, 2007 and 2006, PifCo has designated one hedging relationship for accounting purposes as a cash flow hedge in order to manage foreign currency exchange rate risk. Changes in the fair value of the derivative hedging instrument are recorded in Accumulated OCI. Any hedge ineffectiveness, as well as the excluded component of the derivative from the effectiveness assessments, are recorded directly in earnings.

PifCo had written put options in the past that allows the holder of the options to sell a floating number of heavy fuel oil volumes at a minimum price of US$14/barrel. Such option had served as an economic hedge on related future sales of receivables under the structured finance export prepayment program; the intent of which was to ensure that physical barrels delivered under the structured finance export prepayment program generate sufficient cash proceeds to repay related financial obligations. Given the low strike price relative to the market the fair value of these options is immaterial at December 31, 2007 and 2006.

Fair Value

Fair values are derived either from quoted market prices available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end. Fair values of cash and cash equivalents, trade receivables, short-term debt and trade payables approximate their carrying values.

At December 31, 2007 and December 31, 2006 the Company’s long-term debt was US$ 5,186,789 and US$ 4,640,134 respectively, and had estimated fair values of approximately US$ 5,625,000 and US$ 5,050,000, respectively.

The Company’s long-term asset related to the export prepayment program was US$ 710,925 and US$ 464,380 at December 31, 2007 and 2006, and had fair values of US$ 714,400 and US$ 466,000, respectively.

12.	Insurance

Petrobras is responsible for contracting and maintaining cargo and civil liability insurance. On December 31, 2007 and 2006 PifCo had insurance coverage for assets physical loss or damage pursuit to Petrobras insurance policy and in accordance to its activities.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. — Petrobras)
Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)
12.	Insurance (Continued)

The assumptions of risk adopted, given their nature, are not part of the scope of an audit of financial statements and, accordingly, they were not examined by our independent auditors.

13.	Subsequent Events
(a)	Financings

On January 11, 2008, PifCo issued Senior Global Notes of US$ 750,000, that constitute a single issue fungible with the US$ 1,000,000 launched on November 1, 2007, amounting to US$ 1,750,000 in issued bonds due on March 1, 2018. The Notes bear interest at the rate of 5.875% per annum, payable semiannually, beginning on March 1, 2008. The purpose of this issue was to access long-term debt capital markets, refinance prepayments of maturing debt and to reduce the cost of capital.

(b)	Loans — Related Parties

PifCo has authorized, in January 2008, to transfer to Braspetro Oil Services Company - Brasoil its notes receivable contracts in the total amount of US$ 8,203,288 in which Petrobras International Braspetro B.V. — PIB.B.V, Petrobras Netherlands B.V. — PNBV and Agri Development B.V. — AGRI B.V. are counterparts. Accordingly, it was recommended to Brasoil the assumption of obligations in the exact amount of the notes receivable contracts payment that PifCo holds with Petrobras.

* * *

EXHIBIT INDEX

No.	Description

1.2
Memorandum and Articles of Association of Petrobras International Finance Company (incorporated by reference to Exhibit 1 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002, March 20, 2003 (File No. 333-14168) and June 26, 2007 (File No. 001-331121). PifCo’s Memorandum and Articles of Association were last amended on February 23, 2008.

2.44
First Supplemental Indenture, dated as of November 1, 2007, between Petrobras International Finance Company (PifCo) and The Bank of New York, as Trustee, and Petróleo Brasileiro S.A.—Petrobras relating to the 5.875% Global Notes due 2018.

2.45	Standby Purchase Agreement dated as of November 1, 2007, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York, as Trustee.

2.46
Amended and Restated First Supplemental Indenture, initially dated as of November 1, 2007, as amended and restated as of January 11, 2008 between Petrobras International Finance Company (PifCo) and The Bank of New York, as Trustee, and Petróleo Brasileiro S.A.—Petrobras relating to the 5.875% Global Notes due 2018.

2.47
Amended and Restated Standby Purchase Agreement, initially dated as of November 1, 2007, as amended and restated as of January 11, 2008 between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York, as Trustee.

8.1	List of subsidiaries.

12.1	Petrobras’ Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	PifCo’s Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Petrobras’ Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	PifCo’s Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent letter of KPMG.

15.2	Consent letter of KPMG

15.3	Consent letter of Ernst & Young.

15.4	Consent letter of DeGolyer and MacNaughton.

15.5	Consent letter of DeGolyer and MacNaughton.