Form 20-F
period 2012-12-31
PETROBRAS - PETROLEO BRASILEIRO SA
filed 2013-04-29
CIK 1119639

As filed with the Securities and Exchange Commission on April 26, 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2012

Commission File Number 001-15106 Petróleo Brasileiro S.A.—Petrobras (Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—Petrobras (Translation of registrant’s name into English)

The Federative Republic of Brazil (Jurisdiction of incorporation or organization)

Avenida República do Chile, 65

20031-912 – Rio de Janeiro – RJ – Brazil

(Address of principal executive offices)

Almir Guilherme Barbassa
(55 21) 3224-2040 – barbassa@petrobras.com.br
Avenida República do Chile, 65 – 23rd Floor
20031-912 – Rio de Janeiro – RJ – Brazil

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Petrobras Common Shares, without par value*	New York Stock Exchange*
Petrobras American Depositary Shares, or ADSs (evidenced by American Depositary Receipts, or ADRs), each representing two Common Shares	New York Stock Exchange
Petrobras Preferred Shares, without par value*	New York Stock Exchange*
Petrobras American Depositary Shares (as evidenced by American Depositary Receipts), each representing two Preferred Shares	New York Stock Exchange
2.875% Global Notes due 2015, issued by PifCo	New York Stock Exchange
6.125% Global Notes due 2016, issued by PifCo	New York Stock Exchange
3.875% Global Notes due 2016, issued by PifCo	New York Stock Exchange
3.500% Global Notes due 2017, issued by PifCo	New York Stock Exchange
5.875% Global Notes due 2018, issued by PifCo	New York Stock Exchange
7.875% Global Notes due 2019, issued by PifCo	New York Stock Exchange
5.75% Global Notes due 2020, issued by PifCo	New York Stock Exchange
5.375% Global Notes due 2021, issued by PifCo	New York Stock Exchange
6.875% Global Notes due 2040, issued by PifCo	New York Stock Exchange
6.750% Global Notes due 2041, issued by PifCo	New York Stock Exchange

* Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

TITLE OF EACH CLASS:

9.125% Global Notes due 2013, issued by PifCo

7.75% Global Notes due 2014, issued by PifCo

8.375% Global Notes due 2018, issued by PifCo

4.875% Global Notes due 2018, issued by PifCo

3.25% Global Notes due 2019, issued by PGF

5.875% Global Notes due 2022, issued by PifCo

4.25% Global Notes due 2023, issued by PGF

6.250% Global Notes due 2026, issued by PifCo

5.375% Global Notes due 2029, issued by PGF

The number of outstanding shares of each class of stock as of December 31, 2012 was:

7,442,454,142 Petrobras Common Shares, without par value

5,602,042,788 Petrobras Preferred Shares, without par value

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

Yes ☑  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☑  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of  “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☑   Accelerated filer ☐         Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐                         International Financial Reporting Standards as issued by the International Accounting Standards Board ☑                      Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☑

ii

FORWARD-LOOKING STATEMENTS

Some of the information contained in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act, that are not based on historical facts and are not assurances of future results.  Many of the forward-looking statements contained in this annual report may be identified by the use of forward-looking words, such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimate” and “potential,” among others.  We have made forward-looking statements that address, among other things:

•         our marketing and expansion strategy;

•         our exploration and production activities, including drilling;

•         our activities related to refining, import, export, transportation of petroleum, natural gas and oil products, petrochemicals, power generation, biofuels and other sources of renewable energy;

•         our projected and targeted capital expenditures and other costs, commitments and revenues;

•         our liquidity and sources of funding;

•         development of additional revenue sources; and

•         the impact, including cost, of acquisitions.

Our forward-looking statements are not guarantees of future performance and are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict. Our actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of factors. These factors include, among other things:

•         our ability to obtain financing;

•         general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates;

•         global economic conditions;

•         our ability to find, acquire or gain access to additional reserves and to develop our current reserves successfully;

•         uncertainties inherent in making estimates of our oil and gas reserves, including recently discovered oil and gas reserves;

•         competition;

•         technical difficulties in the operation of our equipment and the provision of our services;

•         changes in, or failure to comply with, laws or regulations;

•         receipt of governmental approvals and licenses;

•         international and Brazilian political, economic and social developments;

•         natural disasters, accidents, military operations, acts of sabotage, wars or embargoes;

•         the cost and availability of adequate insurance coverage; and

•         other factors discussed below under “Risk Factors.”

For additional information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, please see “Risk Factors” in this annual report.

All forward-looking statements attributed to us or a person acting on our behalf are qualified in their entirety by this cautionary statement.  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The crude oil and natural gas reserve data presented or described in this annual report are only estimates and our actual production, revenues and expenditures with respect to our reserves may materially differ from these estimates.

GLOSSARY OF PETROLEUM INDUSTRY TERMS

Unless the context indicates otherwise, the following terms have the meanings shown below:

ANEEL	The Agência Nacional de Energia Elétrica (National Electrical Energy Agency), or ANEEL, is the federal agency that regulates the electricity industry in Brazil.
ANP

The Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (National Petroleum, Natural Gas and Biofuels Agency), or ANP, is the federal agency that regulates the oil, natural gas and renewable fuels industry in Brazil.

API	Standard measure of oil density developed by the American Petroleum Institute.
Barrels	Barrels of crude oil.
Condensate	Light hydrocarbon substances produced with natural gas, which condense into liquid at normal temperature and pressure.
CNPE	The Conselho Nacional de Política Energética (National Energy Policy Council), or CNPE, is an advisory body of the President of the Republic responsible for formulating energy policies and guidelines.
CVM	The Comissão de Valores Mobiliários (Securities and Exchange Commission) of Brazil.
Deep water	Between 300 and 1,500 meters (984 and 4,921 feet) deep.
Distillation	A process by which liquids are separated or refined by vaporization followed by condensation.
EWT	Extended well test.
Exploration area	A region in Brazil under a regulatory contract without a known hydrocarbon accumulation or with a hydrocarbon accumulation that has not yet been declared commercial.
FPSO	Floating Production, Storage and Offloading Unit.
Heavy (crude) oil	Crude oil with API density less than or equal to 22°.
Intermediate (crude) oil	Crude oil with API density higher than 22° and less than or equal to 31°.
Light (crude) oil	Crude oil with API density higher than 31°.
LNG	Liquefied natural gas.
LPG	Liquefied petroleum gas, which is a mixture of saturated and unsaturated hydrocarbons, with up to five carbon atoms, used as domestic fuel.
MME	The federal Ministry of Mines and Energy, or MME.
NGLs	Natural gas liquids, which are light hydrocarbon substances produced with natural gas, which condense into liquid at normal temperature and pressure.
Oil	Crude oil, including NGLs and condensates.

Pre-salt reservoir	A geological formation containing oil or natural gas deposits located beneath a salt layer.
Post-salt reservoir	A geological formation containing oil or natural gas deposits located above a salt layer.
Proved reserves

Consistent with the definitions in the SEC’s Amended Rule 4-10(a) of Regulation S-X, proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations. Existing economic conditions include prices and costs at which economic productibility from a reservoir is to be determined. The price is the average price during the 12-month period prior to December 31, 2012, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The project to extract the hydrocarbons must have commenced or we must be reasonably certain that we will commence the project within a reasonable time.

Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

Proved developed reserves

Proved developed reserves are reserves that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved undeveloped reserves

Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

Undrilled locations are classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. Proved undeveloped reserves do not include reserves attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology establishing reasonable certainty.

SS	Semi-submersible unit.
Synthetic oil and synthetic gas

A mixture of hydrocarbons derived by upgrading (i.e., chemically altering) natural bitumen from oil sands, kerogen from oil shales, or processing of other substances such as natural gas or coal. Synthetic oil may contain sulfur or other non-hydrocarbon compounds and has many similarities to crude oil.

TLWP	Tension Leg Wellhead Platform.
Total depth	Total depth of a well, including vertical distance through water and below the mudline.
Ultra-deep water	Over 1,500 meters (4,921 feet) deep.

TLWP	Tension Leg Wellhead Platform.
Total depth	Total depth of a well, including vertical distance through water and below the mudline.
Ultra-deep water	Over 1,500 meters (4,921 feet) deep.

CONVERSION TABLE

1 acre	=	0.004047 km2
1 barrel	=	42 U.S. gallons	=	Approximately 0.13 t of oil
1 boe	=	1 barrel of crude oil equivalent	=	6,000 cf of natural gas
1 m3 of natural gas	=	35.315 cf	=	0.0059 boe
1 km	=	0.6214 miles
1 km2	=	247 acres
1 meter	=	3.2808 feet
1 t of crude oil	=	1,000 kilograms of crude oil	=	Approximately 7.5 barrels of crude oil (assuming an atmospheric pressure index gravity of 37° API)

ABBREVIATIONS

bbl	Barrels
bn	Billion (thousand million)
bnbbl	Billion barrels
bncf	Billion cubic feet
bnm[3]	Billion cubic meters
boe	Barrels of oil equivalent
bbl/d	Barrels per day
cf	Cubic feet
GWh	One gigawatt of power supplied or demanded for one hour
km	Kilometer
km2	Square kilometers
m3	Cubic meter
mbbl	Thousand barrels
mbbl/d	Thousand barrels per day
mboe	Thousand barrels of oil equivalent
mboe/d	Thousand barrels of oil equivalent per day
mcf	Thousand cubic feet
mcf/d	Thousand cubic feet per day
mm3	Thousand cubic meters
mm3/d	Thousand cubic meters per day
mm3/y	Thousand cubic meter per year
mmbbl	Million barrels
mmbbl/d	Million barrels per day
mmboe	Million barrels of oil equivalent
mmcf	Million cubic feet
mmcf/d	Million cubic feet per day
mmm[3]	Million cubic meters
mmm3/d	Million cubic meters per day
mmt	Million metric tons
mmt/y	Million metric tons per year
MW	Megawatts
MWavg	Amount of energy (in MWh) divided by the time (in hours) in which such energy is produced or consumed
MWh	One megawatt of power supplied or demanded for one hour
ppm	Parts per million
P$	Argentine pesos
R$	Brazilian reais
t	Metric ton
Tcf	Trillion cubic feet
U.S.$	United States dollars
/d	Per day
/y	Per year

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

This is the annual report of Petróleo Brasileiro S.A.—Petrobras, or Petrobras. Unless the context otherwise requires, the terms “Petrobras,” “we,” “us,” and “our” refer to Petróleo Brasileiro S.A.—Petrobras and its consolidated subsidiaries and special purpose entities.

We issue notes in the capital markets through our wholly-owned finance subsidiaries Petrobras International Finance Company, or PifCo, a Cayman Islands company, and Petrobras Global Finance B.V., or PGF, a Dutch company. We fully and unconditionally guarantee the notes issued by PGF and PifCo. PGF is not required to file periodic reports with the Securities and Exchange Commission, or SEC, and PifCo no longer has an obligation to file periodic reports with the SEC.  See Note 35 to our audited consolidated financial statements.  The last 20-F filed by PifCo with the SEC in connection with the year ended December 31, 2011 was filed on April 2, 2012, as amended on July 9, 2012.

In this annual report, references to “real,” “reais” or “R$” are to Brazilian reais  and references to “U.S. dollars” or “U.S.$” are to the United States dollars.  Certain figures included in this annual report have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures that precede them.

The audited consolidated financial statements of Petrobras and our consolidated subsidiaries as of and for each of the three years ended December 31, 2012, 2011 and 2010 and the accompanying notes contained in this annual report have been presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB.  See Item 5. “Operating and Financial Review and Prospects” and Note 2 to our audited consolidated financial statements.  Petrobras applies IFRS in its statutory financial statements prepared in accordance with Brazilian Corporate Law and regulations promulgated by the Comissão de Valores Mobiliários (Securities and Exchange Commission of Brazil, or CVM).  Brazilian Corporate Law was amended in 2007 to permit accounting practices adopted in Brazil (Brazilian GAAP) to converge with IFRS.

Our IFRS financial statements filed with the local securities regulator in Brazil use the real  as its presentation currency, while the financial statements included herein use the U.S. Dollar as its presentation currency.  The functional currency of Petrobras and all Brazilian subsidiaries is the Brazilian real; the functional currency of PifCo, PGF and certain subsidiaries and special purpose entities that operate in the international economic environment is the U.S. dollar; and the functional currency of Petrobras Argentina is the Argentine peso.  As described more fully in Note 2.3 to our audited consolidated financial statements, the U.S. dollar amounts for the periods presented have been translated from the Brazilian real  amounts in accordance with the criteria set forth in IAS 21 – “The effects of changes in foreign exchange rates.”  Based on IAS 21, we have translated all assets and liabilities into U.S. dollars at the exchange rate as of the date of the balance sheet and all accounts in the statement of income and statement of cash flows at the average rates prevailing during the year.

Unless the context otherwise indicates:

•         historical data contained in this annual report that were not derived from the audited consolidated financial statements have been translated from reais  on a similar basis;

•         forward-looking amounts, including estimated future capital expenditures and investments, have all been based on our Petrobras 2020 Strategic Plan, which covers the period from 2009 to 2020, and on our 2013-2017 Business and Management Plan, and have been projected on a constant basis and have been translated from reais  at an estimated average exchange rate of R$2.00 to U.S.$1.00 in 2013, and the reais  strengthening against the U.S. dollar to R$1.85 in the long term, in accordance with our 2013-2017 Business and Management Plan.  In addition, in accordance with our 2013-2017 Business and Management Plan, future calculations involving an assumed price of crude oil have been calculated using a Brent crude oil price of U.S.$107.00 for 2013, declining to U.S.$100.00 in the long term, adjusted for our quality and location differences, unless otherwise stated; and

•         estimated future capital expenditures and investments are based on the most recently budgeted amounts, which may not have been adjusted to reflect all factors that could affect such amounts.

PRESENTATION OF INFORMATION CONCERNING RESERVES

Petrobras continues to utilize the SEC rules for estimating and disclosing oil and gas reserve quantities included in this annual report.  In accordance with these rules, adopted by Petrobras at year-end 2009, reserve volumes have been estimated using the average prices calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period and include non-traditional reserves, such as synthetic oil and gas.  In addition, the amended rules also adopted a reliable technology definition that permits reserves to be added based on field-tested technologies.  The adoption of the SEC’s rules for estimating and disclosing oil and gas reserves and the FASB’s issuance of the Accounting Standards Update No. 2010-03 “Oil and Gas Reserve Estimation and Disclosure” in January 2010 generated no material impact on our reported reserves or on our consolidated financial position or results of operations.

DeGolyer and MacNaughton (D&M) used our reserves estimates to conduct a reserves audit of 93% of the net proved crude oil, condensate and natural gas reserves as of December 31, 2012 from certain properties we own in Brazil.  In addition, D&M used its own estimates of our reserves to conduct a reserves evaluation of 100% of the net proved crude oil, condensate, NGL and natural gas reserves as of December 31, 2012 from the properties we operate in Argentina. Furthermore, D&M used our reserves estimates to conduct a reserves audit of 98% of the net proved crude oil, condensate and natural gas reserves as of December 31, 2012 from certain properties we operate in North and South America (other than Brazil and Argentina). The reserves estimates were prepared in accordance with the reserves definitions of Rule 4-10(a) of Regulation S-X of the SEC.  All reserves estimates involve some degree of uncertainty. See Item 3. “Key Information—Risk Factors—Risks Relating to Our Operations” for a description of the risks relating to our reserves and our reserve estimates.

On January 15, 2013, we filed reserve estimates for Brazil with the ANP, in accordance with Brazilian rules and regulations, totaling net volumes of 13.3 billion barrels of crude oil and condensate and 14.7 trillion cubic feet of natural gas.  The reserve estimates filed with the ANP and those provided herein differ by approximately 22% in terms of oil equivalent. This difference is due to: (i) the ANP requirement to estimate proved reserves through the technical-economical abandonment of production wells, as opposed to limiting reserve estimates to the life of the concession contracts as required by Rule 4-10 of Regulation S-X; and (ii) different technical criteria for booking proved reserves, including the use of current oil prices as opposed to the SEC requirement that the 12-month average price be used to determine the economic producibility of reserves in Brazil.

We also file reserve estimates from our international operations with various governmental agencies under the guidelines of the Society of Petroleum Engineers, or SPE.  The aggregate reserve estimates from our international operations, under SPE guidelines, amounted to 0.5 bnbbl of crude oil, condensate and NGLs and 1.3 trillion cubic feet of natural gas as of December 31, 2012, which is approximately 14% higher than the reserve estimates calculated under Regulation S-X, as provided herein.  This difference occurs because of different technical criteria for booking proved reserves, including the use of current oil prices as opposed to the SEC requirement that the 12-month average price be used to determine the economic producibility of international reserves.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

Selected Financial Data

This section contains selected consolidated financial data, presented in U.S. dollars and prepared in accordance with IFRS as of and for each of the four years ended December 31, 2012, 2011, 2010 and 2009, derived from our audited consolidated financial statements, which were audited by PricewaterhouseCoopers Auditores Independentes–PwC for the year ended December 31, 2012 and KPMG Auditores Independentes for the three years ended December 31, 2011, 2010 and 2009.

The information below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes and Item 5. “Operating and Financial Review and Prospects.”

BALANCE SHEET DATA

IFRS Summary Financial Data

	As of December 31,
	2012	2011	2010	2009
	(U.S.$ million)
Assets:
Cash and cash equivalents	13,520	19,057	17,655	16,222
Marketable securities	10,431	8,961	15,612	77
Trade and other receivables, net	11,099	11,756	10,845	8,147
Inventories	14,552	15,165	11,808	11,103
Other current assets	8,192	9,653	7,639	6,629
Long-term receivables	23,105	22,462	22,637	19,991
Investments	6,106	6,530	6,957	4,620
Property, plant and equipment	204,901	182,918	168,104	128,754
Intangible assets	39,739	43,412	48,937	3,899
Total assets	331,645	319,914	310,194	199,442
Liabilities and shareholders’ equity:
Total current liabilities	34,070	36,364	33,577	31,067
Non-current liabilities(1)	40,052	33,722	30,251	23,809
Long-term debt(2)	88,484	72,718	60,417	48,963
Total liabilities	162,606	142,804	124,245	103,839
Shareholders’ equity
Share capital	107,362	107,355	107,341	33,790
Reserves and other comprehensive income	60,525	68,483	76,769	60,579
Petrobras’ shareholders’ equity	167,887	175,838	184,110	94,369
Non-controlling interests	1,152	1,272	1,839	1,234
Total equity	169,039	177,110	185,949	95,603
Total liabilities and shareholders’ equity	331,645	319,914	310,194	199,442

(1)                  Excludes long-term debt.

(2)                  Excludes current portion of long-term debt.

INCOME STATEMENT DATA

IFRS Summary Financial Data

	For the Year Ended December 31,
	2012	2011	2010	2009
	(U.S.$ million, except for share and per share data)
Sales revenues	144,103	145,915	120,452	91,146
Net income before financial results, profit sharing and income taxes	16,900	27,285	26,372	22,923
Net income attributable to the shareholders of Petrobras	11,034	20,121	20,055	15,308
Weighted average number of shares outstanding:
Common	7,442,454,142	7,442,454,142	5,683,061,430	5,073,347,344
Preferred	5,602,042,788	5,602,042,788	4,189,764,635	3,700,729,396
Net income before financial results, profit sharing and income taxes per:
Common and Preferred Shares	1.30	2.09	2.67	2.61
Common and Preferred ADS	2.60	4.18	5.34	5.22
Basic and diluted earnings per:
Common and Preferred Shares	0.85	1.54	2.03	1.74
Common and Preferred ADS	1.70	3.08	4.06	3.48
Cash dividends per:(1)
Common and Preferred shares	0.34	0.53	0.70	0.59
Common and Preferred ADS	0.68	1.06	1.40	1.18

(1)                  Represents dividends paid during the year.

RISK FACTORS

Risks Relating to Our Operations

Exploration and production of oil in deep and ultra-deep waters involves risks.

Exploration and production of oil involves risks that are increased when carried out in deep and ultra-deep waters. The majority of our exploration and production activities are carried out in deep and ultra-deep waters, and the proportion of our deepwater activities will remain constant or increase due to the location of our pre-salt reservoirs in deep and ultra-deep waters. Our activities, particularly in deep and ultra-deep waters, present several risks, such as the risk of oil spills, explosions in platforms and drilling operations and natural disasters. The occurrence of any of these events or other incidents could result in personal injuries, loss of life, severe environmental damage with the resulting containment, clean-up and repair expenses, equipment damage and liability in civil and administrative proceedings.

Our insurance policies do not cover all liabilities, and insurance may not be available for all risks. There can be no assurance that incidents will not occur in the future, that insurance will adequately cover the entire scope or extent of our losses or that we will not be found liable in connection with claims arising from these and other events.

International prices for oil and oil products are volatile, and have a significant effect on us.  We may not adjust our prices for products sold in Brazil when the international prices of  crude oil and oil products increases, or when the Real in relation to the U.S. Dollar depreciates, which could have a negative impact on our results of operations.

The majority of our revenue is derived primarily from sales of crude oil and oil products in Brazil and, to a lesser extent, natural gas.  Changes in crude oil prices typically result in changes in prices for oil products and natural gas.  Historically, international prices for crude oil, oil products and natural gas have fluctuated widely as a result of many global and regional factors.   Volatility and uncertainty in international prices for crude oil, oil products and natural gas may continue. Substantial or extended declines in international crude oil prices may have a material adverse effect on our business, results of operations and financial condition, and the value of our proved reserves.

Our pricing policy in Brazil seeks to align the price of oil products with international prices over the long term, however we do not necessarily adjust our prices for diesel, gasoline and other products to reflect oil price volatility in the international markets or short term movements in the value of the real.  Based on the decisions of the Brazilian federal government as our controlling shareholder we have, and may continue to have, periods during which our products will not be at parity with international product prices (See Item 3. “Risk Factors—Risks Relating to Our Relationship with the Brazilian Federal Government—The Brazilian federal government, as our controlling shareholder, may cause us to pursue certain macroeconomic and social objectives that may have a material adverse effect on us.”).

As a result, when we are a net importer by volume of oil and oil products to meet the Brazilian demand, increases in the price of crude oil in the international markets may have a negative impact on our costs of sales and margins, since the cost to acquire such oil and oil products may exceed the price at which we are able to sell these products in Brazil.  A similar effect occurs when the real  depreciates in relation to the U.S. dollar, as we sell oil and oil products in Brazil in reais  and international prices for crude oil and oil products are set in U.S. dollars. A depreciation of the real  increases our cost of imported oil and oil products, without a corresponding increase in our revenues unless we are able to increase the price at which we sell products in Brazil.

Our ability to maintain our long-term growth objectives for oil production depends on our ability to successfully develop our reserves, and failure to do so could prevent us from achieving our long-term goals for growth in production.

Our ability to maintain our long-term growth objectives for oil production, including those defined in our 2013-2017 Business and Management Plan, is highly dependent upon our ability to successfully develop our existing reserves and, in the long term, upon our ability to obtain additional reserves.  The development of the sizable reservoirs in deep and ultra-deep waters, including the pre-salt reservoirs that have been assigned to us by the Brazilian federal government, has demanded and will continue to demand significant capital investments.  A primary operational challenge, particularly for the pre-salt reservoirs, will be allocating our resources to build the necessary infrastructure at considerable distances from the shore and securing a qualified labor force and offshore oil services to develop reservoirs of such size and magnitude in a timely manner.  We cannot guarantee that we will have or will be able to obtain, in the time frame that we expect, sufficient resources necessary to exploit the reservoirs in deep and ultra-deep waters that the Brazilian federal government has licensed and assigned to us, or that it may license to us in the future, including as a result of the enactment of the new regulatory model for the oil and gas industry in Brazil.

Our exploration activities also expose us to the inherent risks of drilling, including the risk that we will not discover commercially productive crude oil or natural gas reserves.  The costs of drilling wells are often uncertain, and numerous factors beyond our control (such as unexpected drilling conditions,  equipment failures or incidents, and shortages or delays in the availability of drilling rigs and the delivery of equipment) may cause drilling operations to be curtailed, delayed or cancelled.    In addition, increased competition in the oil and gas sector in Brazil may increase the costs of obtaining additional acreage in bidding rounds for new concessions.  We may not be able to maintain our long-term growth objectives for oil production unless we conduct successful exploration and development activities of our large reservoirs in a timely manner.

We may not obtain, or it may be difficult for us to obtain, financing for our planned investments, which may have a material adverse effect on us.

Under our 2013-2017 Business and Management Plan, we intend to invest U.S.$236.7 billion from 2013 to 2017, U.S.$207.1 billion of which is for projects already under implementation, while U.S.$29.6 billion is for projects that are still under evaluation and subject to final approval by our management.  In addition, approximately 19% of our existing debt (principal), or U.S.$17.8 billion, will mature in the next three years.  In order to implement our 2013-2017 Business and Management Plan, including the development of our oil and natural gas exploration activities in the pre- and post-salt layers and the development of refining capacity sufficient to process increasing production volumes, we will need to raise significant amounts of debt capital in the financial and capital markets, including by, among other means, loans and issuing debt securities.  We cannot guarantee that we will be able to obtain the necessary financing to implement our Business and Management Plan and to roll-over our existing debt in a timely and advantageous manner in order to implement our 2013-2017 Business and Management Plan.

Our crude oil and natural gas reserve estimates involve some degree of uncertainty, which could adversely affect our ability to generate income.

The proved crude oil and natural gas reserves set forth in this annual report are our estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable from known reservoirs under existing economic and operating conditions (i.e., prices and costs as of the date the estimate is made) according to applicable regulations.  Our proved developed crude oil and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.  There are uncertainties in estimating quantities of proved reserves related to prevailing crude oil and natural gas prices applicable to our production, which may lead us to make revisions to our reserve estimates.  Downward revisions in our reserve estimates could lead to lower future production, which could have an adverse effect on our results of operations and financial condition.

We do not own any of the subsoil accumulations of crude oil and natural gas in Brazil.

Under Brazilian law, the Brazilian federal government owns all subsoil accumulations of crude oil and natural gas in Brazil and the concessionaire owns the oil and gas it produces from those subsoil accumulations pursuant to concession agreements.  We possess the exclusive right to develop the volumes of crude oil and natural gas included in our reserves pursuant to concession agreements awarded to us by the Brazilian federal government and we own the hydrocarbons we produce under those concession agreements.  Access to crude oil and natural gas reserves is essential to an oil and gas company’s sustained production and generation of income, and our ability to generate income would be adversely affected if the Brazilian federal government were to restrict or prevent us from exploiting these crude oil and natural gas reserves.  In addition, we may be subject to fines by the ANP and our concessions may be revoked if we do not comply with our obligations under our concessions.

The Assignment Agreement we entered into with the Brazilian federal government is a related party transaction subject to future price readjustment.

The transfer of oil and gas exploration and production rights to us related to specific pre-salt areas is governed by the Assignment Agreement, which is a contract between the Brazilian federal government, our controlling shareholder, and us. The negotiation of the Assignment Agreement involved significant issues, including negotiations regarding (1) the area covered by the assignment of rights, consisting of exploratory blocks; (2) the volume, on a barrel of oil equivalent basis, that we can extract from this area; (3) the price to be paid for the assignment of rights; (4) the terms of the subsequent revision of the contract price and volume under the Assignment Agreement; and (5) the terms of the reallocation of volumes among the exploratory blocks assigned to us.

This contract includes provisions for a subsequent revision of the contract terms, including the price we paid for the rights we acquired under the Assignment Agreement. The future negotiation with the Brazilian federal government will be conducted in accordance with the terms of the Assignment Agreement and will be based on a number of factors, including the international value of the crude oil at the time of the declaration of commerciality of the relevant pre-salt area.  At the time the Assignment Agreement was negotiated, the initial contract price paid by us was based on an assumed Brent oil crude price of approximately U.S.$80. Once the revision process is concluded pursuant to the terms of the Assignment Agreement, if it is determined that the revised contract price is higher than the initial contract price, we will either make an additional payment to the Brazilian federal government or reduce the amount of barrels of oil equivalent subject to the Assignment Agreement.

See Item 10. “Material contracts—Assignment Agreement.” Over the course of the life of the Assignment Agreement, novel issues may arise in the implementation of the revision process and other provisions that will require negotiations between related parties.

We are subject to numerous environmental, health and safety regulations and industry standards that are becoming more stringent and may result in increased capital and operating expenditures and decreased production.

Our activities are subject to a wide variety of federal, state and local laws, regulations and permit requirements relating to the protection of human health, safety and the environment, both in Brazil and in other jurisdictions in which we operate, as well as to evolving industry standards and best practices.  Particularly in Brazil, our oil and gas business is subject to extensive regulation by several governmental agencies, including the ANP, the ANEEL, the Agência Nacional de Transportes Aquaviários (Brazilian Water Transportation Agency), or ANTAQ and the Agência Nacional de Transportes Terrestres (Brazilian Land Transportation Agency), or ANTT. Failure to observe or comply with these laws and regulations could result in penalties that could adversely affect our operations.  In Brazil, for example, we could be exposed to administrative and criminal sanctions, including warnings, fines and closure orders for non-compliance with these environmental, health and safety regulations, which, among other things, limit or prohibit emissions or spills of toxic substances produced in connection with our operations.  Waste disposal and emissions regulations may also require us to clean up or retrofit our facilities at substantial cost and could result in substantial liabilities.  The Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (Brazilian Institute of the Environment and Renewable Natural Resources, or IBAMA) and the ANP routinely inspect our facilities, and may impose fines, restrictions on operations, or other sanctions in connection with its inspections, including unexpected, temporary production shutdowns and delays resulting in decreased production.  In addition, we are subject to environmental laws that require us to incur significant costs to cover damage that a project may cause to the environment.  These additional costs may have a negative impact on the profitability of the projects we intend to implement or may make such projects economically unfeasible.

As environmental, health and safety regulations become more stringent, and as new laws and regulations relating to climate change, including carbon controls, become applicable to us, and as industry standards evolve, it is probable that our capital expenditures and investments for compliance with such laws and regulations and industry standards will increase substantially in the future.  In addition, if compliance with such laws and regulations and industry standards results in significant unplanned production shutdowns, this may have a material adverse effect on our production. We also cannot guarantee that we will be able to maintain or renew our licenses and permits if they are revoked or if the applicable environmental authorities oppose or delay their issuance or renewal.  Increased expenditures to comply with environmental, health and safety regulations, to mitigate the environmental impact of our operations or to restore the biological and geological characteristics of the areas in which we operate may result in reductions in other strategic investments.  Any substantial increase in expenditures for compliance with environmental, health or safety regulations or reduction in strategic investments and significant decreases in our production from unplanned shutdowns may have a material adverse effect on our results of operations or financial condition.

We may incur losses and spend time and money defending pending litigations and arbitrations.

We are currently a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us.  These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us.  See Item 8. “Financial Information—Legal Proceedings” and Note 27 to our audited consolidated financial statements included in this annual report for a description of the legal proceedings to which we are subject.  In the event that claims involving a material amount and for which we have no provisions were to be decided against us, or in the event that the losses estimated turn out to be significantly higher than the provisions made, the aggregate cost of unfavorable decisions could have a material adverse effect on our financial condition and results of operations.  We may also be subject to litigation and administrative proceedings in connection with our concessions and other government authorizations, which could result in the revocation of such concessions and government authorizations.  In addition, our management may be required to direct its time and attention to defending these claims, which could preclude them from focusing on our core business.  Depending on the outcome, certain litigation could result in restrictions on our operations and have a material adverse effect on certain of our businesses.

We are vulnerable to increased financing expenses resulting from depreciation of the real in relation to the U.S. dollar and increases in prevailing market interest rates.

Fluctuations in exchange rates, especially a depreciation of the real  in relation to the U.S. dollar rate, may increase our financing expenses as most of our revenues have been denominated in reais, while some of our operating expenses and capital expenditures and investments and a substantial portion of our indebtedness are, and are expected to continue to be, denominated in or indexed to U.S. dollars and other foreign currencies. In addition, our net liability position in foreign currencies that are subject to monetary valuation has increased over time. As of December 31, 2012, our net liability position in foreign currency increased to approximately  U.S.$49,513 million compared to U.S.$29,627 million as of December 31, 2011.  In a year as 2012 during which the U.S. dollar appreciated 14.3% in relation to the real, this appreciation resulted in an additional U.S.$3,278 million in finance expense to us from foreign exchange variation of our debt.

As of December 31, 2012, approximately 50% — U.S.$47,889 million of our total indebtedness — consisted of floating rate debt.  In light of cost considerations and market analysis, we decided not to enter into derivative contracts or make other arrangements to hedge against the risk of an increase in interest rates.  Accordingly, if market interest rates rise, our financing expenses will increase, which could have an adverse effect on our results of operations and financial condition. In addition, as we refinance our existing debt in the coming years, the mix of our indebtedness may change, specifically as it relates to the ratio of fixed to floating interest rates, the ratio of short-term to long-term debt, and the currencies in which our debt is denominated in or indexed to. We cannot assure you that such changes will not result in increased financing expenses borne by us.

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

Risks Relating to Our Relationship with the Brazilian Federal Government

The Brazilian federal government, as our controlling shareholder, may cause us to pursue certain macroeconomic and social objectives that may have a material adverse effect on us.

As our controlling shareholder, the Brazilian federal government has pursued, and may pursue in the future, certain of its macroeconomic and social objectives through us, as permitted by law.  Brazilian law requires the Brazilian federal government to own a majority of our voting stock, and so long as it does, the Brazilian federal government will have the power to elect a majority of the members of our board of directors and, through them, a majority of the executive officers who are responsible for our day-to-day management.  As a result, we may engage in activities that give preference to the objectives of the Brazilian federal government rather than to our own economic and business objectives.

In particular, we continue to assist the Brazilian federal government to ensure that the supply and pricing of crude oil and oil products in Brazil meets Brazilian consumption requirements.  Accordingly, we may make investments, incur costs and engage in sales on terms that may have an adverse effect on our results of operations and financial condition.  Prior to January 2002, prices for crude oil and oil products were regulated by the Brazilian federal government, occasionally set below prices prevailing in the world oil markets.  We cannot assure you that price controls will not be reinstated in Brazil.

Our investment budget is subject to approval by the Brazilian federal government, and failure to obtain approval of our planned investments could adversely affect our operating results and financial condition.

The Brazilian federal government maintains control over our investment budget and establishes limits on our investments and long-term debt.  As a state-controlled entity, we must submit our proposed annual budgets to the Ministry of Planning, Budget and Management, the MME and the Brazilian Congress for approval.  If our approved budget reduces our proposed investments and incurrence of new debt and we cannot obtain financing that does not require Brazilian federal government approval, we may not be able to make all the investments we envision, including those we have agreed to make to expand and develop our crude oil and natural gas fields.  If we are unable to make these investments, our operating results and financial condition may be adversely affected.

Risks Relating to Brazil

Brazilian political and economic conditions have a direct impact on our business and may have a material adverse effect on us.

The Brazilian federal government’s economic policies may have important effects on Brazilian companies, including us, and on market conditions and prices of Brazilian securities.  Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian federal government’s response to these factors:

•         devaluations and other exchange rate movements;

•         inflation;

•         exchange control policies;

•         price instability;

•         interest rates;

•         liquidity of domestic capital and lending markets;

•         tax policy;

•         regulatory policy for the oil and gas industry, including pricing policy; and

•         other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement changes in policy or regulations that may affect any of the factors mentioned above or other factors in the future may lead to economic uncertainty in Brazil and increase the volatility of the Brazilian securities market and securities issued abroad by Brazilian companies, which may have a material adverse effect on our results of operations and financial condition.

Risks Relating to Our Equity and Debt Securities

The size, volatility, liquidity and/or regulation of the Brazilian securities markets may curb the ability of holders of ADSs to sell the common or preferred shares underlying our ADSs.

Petrobras shares are among the most liquid in the São Paulo Stock Exchange, or BM&FBOVESPA, but overall, the Brazilian securities markets are smaller, more volatile and less liquid than the major securities markets in the United States and other jurisdictions, and may be regulated differently from the way in which U.S. investors are accustomed.  Factors that may specifically affect the Brazilian equity markets may limit the ability of holders of ADSs to sell the common or preferred shares underlying our ADSs at the price and time they desire.

The market for PifCo’s and PGF’s notes may not be liquid.

Some of PifCo’s notes are not listed on any securities exchange and are not quoted through an automated quotation system.  PGF’s notes are currently only listed on the Luxembourg Stock Exchange and trade on the Euro MTF market.  PGF can issue new notes which can be listed in markets other than the Luxembourg Stock Exchange and traded in markets other than the Euro MTF market.  We can make no assurance as to the liquidity of or trading markets for PifCo’s notes or PGF’s notes.  We cannot guarantee that the holders of PifCo’s notes or PGF’s notes will be able to sell their notes in the future.  If a market for PifCo’s notes or PGF’s notes does not develop, holders of PifCo’s notes or PGF’s notes may not be able to resell the notes for an extended period of time, if at all.

Holders of ADSs may be unable to exercise preemptive rights with respect to the common or preferred shares underlying the ADSs.

Holders of ADSs who are residents of the United States may not be able to exercise the preemptive rights relating to the common or preferred shares underlying our ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available.  We are not obligated to file a registration statement with respect to the common or preferred shares relating to these preemptive rights, and therefore we may not file any such registration statement.  If a registration statement is not filed and an exemption from registration does not exist, The Bank of New York Mellon, as depositary, will attempt to sell the preemptive rights, and holders of ADSs will be entitled to receive the proceeds of the sale.  However, the preemptive rights will expire if the depositary cannot sell them.  For a more complete description of preemptive rights with respect to the common or preferred shares, see Item 10. “Additional Information—Memorandum and Articles of Incorporation—Preemptive Rights.”

If holders of our ADSs exchange their ADSs for common or preferred shares, they risk losing the ability to remit foreign currency abroad and forfeiting Brazilian tax advantages.

The Brazilian custodian for our common or preferred shares underlying our ADSs must obtain a certificate of registration from the Central Bank of Brazil to be entitled to remit U.S. dollars abroad for payments of dividends and other distributions relating to our preferred and common shares or upon the disposition of the common or preferred shares.  If holders of ADSs decide to exchange their ADSs for the underlying common or preferred shares, they will be entitled to continue to rely, for five Brazilian business days from the date of exchange, on the custodian’s certificate of registration.  After that period, such holders may not be able to obtain and remit U.S. dollars abroad upon the disposition of the common or preferred shares, or distributions relating to the common or preferred shares, unless they obtain their own certificate of registration or register under Resolution No. 2,689, of January 26, 2000, of the National Monetary Council (Conselho  Monetário Nacional, or CMN), which entitles registered foreign investors to buy and sell on the BM&FBOVESPA.  In addition, if such holders do not obtain a certificate of registration or register under Resolution No. 2,689, they may be subject to less favorable tax treatment on gains with respect to the common or preferred shares.

If such holders attempt to obtain their own certificate of registration, they may incur expenses or suffer delays in the application process, which could delay their ability to receive dividends or distributions relating to the common or preferred shares or the return of their capital in a timely manner.  The custodian’s certificate of registration or any foreign capital registration obtained by such holders may be affected by future legislative or regulatory changes and we cannot assure such holders that additional restrictions applicable to them, the disposition of the underlying common or preferred shares, or the repatriation of the proceeds from the process will not be imposed in the future.

Holders of ADSs may face difficulties in protecting their interests.

Our corporate affairs are governed by our bylaws and Brazilian Corporate Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or elsewhere outside Brazil.  In addition, the rights of an ADS holder, which are derivative of the rights of holders of our common or preferred shares, as the case may be, to protect their interests against actions by our board of directors are different under Brazilian Corporate Law than under the laws of other jurisdictions.  Rules against insider trading and self-dealing and the preservation of shareholder interests may also be different in Brazil than in the United States.  In addition, shareholders in Brazilian companies ordinarily do not have standing to bring a class action.

We are a state-controlled company organized under the laws of Brazil and all of our directors and officers reside in Brazil. Substantially all of our assets and those of our directors and officers are located in Brazil.  As a result, it may not be possible for holders of ADSs to effect service of process upon us or our directors and officers within the United States or other jurisdictions outside Brazil or to enforce against us or our directors and officers judgments obtained in the United States or other jurisdictions outside Brazil.  Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain requirements are met, holders of ADSs may face greater difficulties in protecting their interest in actions against us or our directors and officers than would shareholders of a corporation incorporated in a state or other jurisdiction of the United States.

Holders of our ADSs do not have the same voting rights as our shareholders. In addition, holders of ADSs representing preferred shares generally do not have voting rights.

Holders of our ADSs do not have the same voting rights as holders of our shares.  Holders of our ADSs are entitled to the contractual rights set forth for their benefit under the deposit agreements. ADS holders exercise voting rights by providing instructions to the depositary, as opposed to attending shareholders meetings or voting by other means available to shareholders.  In practice, the ability of a holder of ADSs to instruct the depositary as to voting will depend on the timing and procedures for providing instructions to the depositary, either directly or through the holder’s custodian and clearing system.

In addition, a portion of our ADSs represents our preferred shares.  Under Brazilian law and our bylaws, holders of preferred shares generally do not have the right to vote in meetings of our stockholders.  This means, among other things, that holders of ADSs representing preferred shares are not entitled to vote on important corporate transactions or decisions.  See Item 10. “Additional Information—Memorandum and Articles of Incorporation—Voting Rights” for a discussion of the limited voting rights of our preferred shares.

We would be required to pay judgments of Brazilian courts enforcing our obligations under the guaranty relating to PifCo’s notes or PGF’s notes only in reais.

If proceedings were brought in Brazil seeking to enforce our obligations in respect of the guaranty relating to PifCo’s notes or PGF’s notes, we would be required to discharge our obligations only in reais.  Under the Brazilian exchange control rules, an obligation to pay amounts denominated in a currency other than reais, which is payable in Brazil pursuant to a decision of a Brazilian court, may be satisfied in reais at the rate of exchange, as determined by the Central Bank of Brazil, in effect on the date of payment.

A finding that we are subject to U.S. bankruptcy laws and that the guaranty executed by us were a fraudulent conveyance could result in PifCo noteholders or PGF noteholders losing their legal claim against us.

PifCo’s and PGF’s obligation to make payments on the PifCo notes and the PGF notes, respectively, is supported by our obligation under the corresponding guaranty.  We have been advised by our external U.S. counsel that the guaranty is valid and enforceable in accordance with the laws of the State of New York and the United States.  In addition, we have been advised by our general counsel that the laws of Brazil do not prevent the guaranty from being valid, binding and enforceable against us in accordance with its terms.  In the event that U.S. federal fraudulent conveyance or similar laws are applied to the guaranty, and we, at the time we entered into the relevant guaranty:

•         were or are insolvent or rendered insolvent by reason of our entry into such guaranty;

•         were or are engaged in business or transactions for which the assets remaining with us constituted unreasonably small capital; or

•         intended to incur or incurred, or believed or believe that we would incur, debts beyond our ability to pay such debts as they mature; and

•         in each case, intended to receive or received less than reasonably equivalent value or fair consideration therefor,

then our obligations under the guaranty could be avoided, or claims with respect to that agreement could be subordinated to the claims of other creditors.  Among other things, a legal challenge to the guaranty on fraudulent conveyance grounds may focus on the benefits, if any, realized by us as a result of PifCo’s or PGF’s issuance of these notes.  To the extent that the guaranty is held to be a fraudulent conveyance or unenforceable for any other reason, the holders of the PifCo notes or the PGF notes would not have a claim against us under the relevant guaranty and will solely have a claim against PifCo or PGF.  We cannot assure you that, after providing for all prior claims, there will be sufficient assets to satisfy the claims of the PifCo noteholders or the PGF noteholders relating to any avoided portion of the guaranty.

Holders in some jurisdictions may not receive payment of gross-up amounts for withholding in compliance with the European Council Directive on taxation of savings income.

Austria and Luxembourg have opted out of certain provisions of the European Council Directive regarding taxation of savings income (Directive) and are instead, during a transitional period, applying a withholding tax on payments of interest, at a rate of up to 35%, unless the holder opts for exchange of information as required under the Directive.  Neither we nor the paying agent (nor any other person) would be required to pay additional amounts in respect of the notes as a result of the imposition of withholding tax by any member state of the European Union (Member State) or another country or territory which has opted for a withholding system. For more information, see “Taxation—Taxation Relating to PifCo’s and PGF’s Notes—European Union Tax Considerations.”   An investor should consult a tax adviser to determine the tax consequences of holding the notes for such investor.

Item 4.  Information on the Company

History and Development

Petróleo Brasileiro S.A.—Petrobras—was incorporated in 1953 to conduct the Brazilian federal government’s hydrocarbon activities.  We began operations in 1954 and have been carrying out crude oil and natural gas production and refining activities in Brazil on behalf of the government. As of December 31, 2012, the Brazilian federal government owned 28.67% of our outstanding capital stock and 50.26% of our voting shares.  Our common and preferred shares have been traded on the BM&FBOVESPA since 1968 and on the NYSE since 2000.

As part of a comprehensive reform of the oil and gas regulatory system, the Brazilian Congress amended the Brazilian Constitution in 1995 to authorize the Brazilian federal government to contract with any state or privately-owned company to carry out upstream, oil refining, cross-border commercialization and transportation activities in Brazil of oil, natural gas and their respective products.  On August 6, 1997, Brazil enacted Law No. 9,478, which established a concession-based regulatory framework, ended our exclusive right to carry out oil and gas activities, and allowed competition in all aspects of the oil and gas industry in Brazil.  Law No. 9,478 also created an independent regulatory agency, the ANP, to regulate the oil, natural gas and renewable fuel industry in Brazil and to create a competitive environment in the oil and gas sector.  See “Regulation of the Oil and Gas Industry in Brazil—Price Regulation.”

In 2010, new laws were enacted to regulate exploration and production activities in pre-salt areas not subject to existing concessions.  Pursuant to this new legislation, we entered into an agreement with the Brazilian federal government on September 3, 2010, or Assignment Agreement, under which the government assigned to us the right to activities for the exploration and production of oil, natural gas and other fluid hydrocarbons in specified pre-salt areas, subject to a maximum production of five bnbbl of oil equivalent.  The initial purchase price for our rights under the Assignment Agreement was R$74,807,616,407, which was equivalent to U.S.$42,533,327,500 as of September 1, 2010.  On September 29, 2010, we issued new shares (including shares in the form of ADSs) in a global public offering consisting of a registered offering in Brazil and an international offering that included a registered offering in the United States.  We applied part of the net proceeds from the global offering to pay the initial purchase price under the Assignment Agreement.

We operate through subsidiaries, joint ventures, and associated companies established in Brazil and many other countries.  Our principal executive office is located at Avenida República do Chile 65, 20031-912 Rio de Janeiro, RJ, Brazil and our telephone number is (55-21) 3224-4477.

Overview of the Group

We are an integrated oil and gas company that is the largest corporation in Brazil and one of the largest companies in Latin America in terms of revenues.  As a result of our legacy as Brazil’s former sole supplier of crude oil and oil products and our ongoing commitment to development and growth, we operate most of Brazil’s producing oil and gas fields and hold a large base of proved reserves and a fully developed operational infrastructure.  In 2012, our average domestic daily oil production was 1,980 mbbl/d, an estimated 96.1% of Brazil’s total.  Over 73.5% of our domestic proved reserves are in large, contiguous and highly productive fields in the offshore Campos Basin, which allows us to optimize our infrastructure and limit our costs of exploration, development and production.  In 44 years of developing Brazil’s offshore basins we have developed special expertise in deepwater exploration and production, which we exploit both in Brazil and in other offshore oil provinces.

As of December 31, 2012, we had proved developed oil and gas reserves of 7,543.3 mmboe and proved undeveloped reserves of 4,730.6 mmboe in Brazil. The exploration and development of this large reserve base and the new pre-salt areas granted to us by the Brazilian federal government under the Assignment Agreement has demanded, and will continue to demand, significant investments and the rapid growth of our operations.  To support this growth, we have ordered the construction of 22 new FPSOs and 28 drilling rigs and are also making necessary investments in infrastructure.

We operate substantially all of the refining capacity in Brazil.  Most of our refineries are located in Southeastern Brazil, within the country’s most populated and industrialized markets and adjacent to the Campos Basin that provides most of our crude oil.  Our domestic refining capacity of 2,018 mbbl/d is well balanced with our domestic refining throughput of 1,997 mbbl/d and sales of oil products to domestic markets of 2,285 mbbl/d.  We are also involved in the production of petrochemicals.  We distribute oil products through our own retail network and to wholesalers.

We participate in most aspects of the Brazilian natural gas market.  We expect the percentage of natural gas in Brazil’s energy matrix to grow in the future as a result of the expansion of Brazil’s gas transportation infrastructure which began in 2005 and was largely completed in 2011 and as we expand our production of both associated and non-associated gas, mainly from offshore fields in the Campos, Espírito Santo and Santos Basins.  We import natural gas from Bolivia and use LNG terminals to meet demand and diversify our supply.  We also participate in the domestic power market primarily through our investments in gas-fired thermoelectric power plants.  In addition, we participate in the fertilizer business, which is another important source of natural gas demand.

Outside of Brazil, we operate in 21 countries.  In South America, our operations extend from exploration and production to refining, marketing, retail services and natural gas pipelines.  In North America, we produce oil and gas and have refining operations in the United States.  In Africa, we produce oil in Angola and Nigeria, and in Asia, we have refining operations in Japan.  In other countries, we are engaged mainly in oil and gas exploration.

Comprehensive information and tables on reserves and production is presented at the end of Item 4. See “—Additional Reserves and Production Information.”

Our activities comprise six business segments:

•         Exploration and Production: oil and gas exploration, development and production in Brazil;

•         Refining, Transportation and Marketing: includes refining, logistics, transportation, trading operations, oil products and crude oil exports and imports, as well as petrochemical sector in Brazil;

•         Distribution: distribution of oil products, ethanol and vehicle natural gas to wholesalers and through our “BR” retail network in Brazil;

•         Gas and Power: transportation and trading of natural gas and LNG, as well as generation and trading of electric power and the fertilizer business;

•         Biofuel: production of biodiesel and its co-products and ethanol-related activities such as equity investments, production and trading of ethanol, sugar and the excess electric power generated from sugarcane bagasse; and

•         International: exploration and production of oil and gas, refining, transportation and marketing, distribution and gas and power operations, outside of Brazil.

Our Corporate segment comprises activities that cannot be attributed to the other segments, notably those related to corporate financial management, corporate overhead and other expenses, including actuarial expenses related to the pension and medical benefits for retired employees and their dependents.

The following table sets forth key information for each business segment in 2012:

	Key Information by Business Segment, 2012
	Exploration and Production	Refining, Transportation and Marketing	Gas and Power	Biofuel	Distribution	International	Corporate	Eliminations	Group Total
	(U.S.$ million)
Sales revenues	74,714	116,710	11,803	455	40,712	17,929	‒	(118,220)	144,103
Income (loss) before income taxes	35,465	(17,699)	1,277	(156)	1,386	1,933	(6,999)	(714)	14,493
Total assets at December 31	151,798	91,458	28,454	1,248	8,130	18,735	39,125	(7,303)	331,645
Capital expenditures and investments	21,959	14,745	2,113	147	666	2,572	747	‒	42,949

Exploration and Production

Exploration and Production Key Statistics
	2012	2011	2010
	(U.S.$ million)
Exploration and Production:
Sales revenues	74,714	74,117	54,273
Income (loss) before income taxes	35,465	36,809	25,439
Total assets at December 31	151,798	141,113	136,600
Capital expenditures and investments	21,959	20,405	18,621

Oil and gas exploration and production activities in Brazil are the largest component of our portfolio.  We have gradually increased production over the past four decades, from 164 mbbl/d of crude oil, condensate and natural gas liquids in Brazil in 1970 to 1,980 mbbl/d in 2012.  We aim to grow oil and gas reserves and production sustainably and be recognized for excellence in Exploration and Production operations.

The primary focus of our E&P segment is to:

•         Continue to explore and develop the Campos Basin, leveraging the current infrastructure to drill in deeper horizons in existing concessions, including pre-salt reservoirs;

•         Explore and develop Brazil’s two other most promising offshore basins, Espírito Santo (light oil, heavy oil and gas) and Santos (gas and light oil), with a particular focus on pre-salt development;

•         Employ new technologies for secondary recovery and increase production efficiency of our older offshore fields and production systems, as well as sustain and increase production from onshore and shallow fields through drilling and enhanced recovery operations;

•         Explore light oil and natural gas in new frontiers, including Brazil’s equatorial and eastern margins; and

•         Develop associated and non-associated gas resources in the Santos Basin and elsewhere (including continued reductions in gas flaring) to meet Brazil’s growing demand for gas and to increase the contribution of Brazilian gas production as a proportion of total domestic gas supply.

Brazil’s richest oil fields are located offshore, most of them in deep waters. Since 1971, when we started exploration in the Campos Basin, we have been active in these waters and we have become globally recognized as innovators in the technology required to explore and produce hydrocarbons in deep and ultra-deep water. According to production data from PFC Energy, we operate more production (on a boe basis) from fields in deep and ultra-deep water than any other company. We focus much of our exploration effort on deep water drilling, where the discoveries are substantially larger and our technology and expertise create a competitive advantage.

In 2012, offshore production accounted for 89% of our production and deep water production accounted for 78% of our production in Brazil.  In 2012, we drilled 45 exploratory wells and operated 42 wells in water deeper than 1,000 meters (3,281 feet).

Offshore exploration, development and production costs are generally higher than those onshore, but we have been able to offset these higher costs by higher drilling success ratios, larger discoveries and greater production volumes.  We have historically been successful in finding and developing significant oil reservoirs offshore, which has allowed us to achieve economies of scale by spreading the total costs of exploration, development and production over a large base.  By focusing on opportunities that are close to existing production infrastructure, we limit the incremental capital requirements of new field development.

Historically, our offshore exploration and production activities were focused on post-salt reservoirs.  In recent years, we have focused our offshore exploration efforts on pre-salt reservoirs located in a region of approximately 149,000 km2 (36.8 million acres) stretching from the Campos to the Santos Basins, also known as the pre-salt province.  Our existing contracts in this area cover 26.6% (approximately 39,615 km2 or 9.8 million acres) of the pre-salt areas, including the pre-salt areas assigned to us under Concession Contracts and the Assignment Agreement.  An additional 4% (approximately 6,000 km2 or 1.5 million acres) is under concession to other oil companies for exploration.  The remaining 69.4% (approximately 103,000 km2 or 25.4 million acres) of the pre-salt area is open acreage area, not licensed yet, and the licensing of new pre-salt areas will be made under a production-sharing regime under Law No. 12,351, enacted on December 22, 2010.

We hold interests ranging from 20% to 100% in the pre-salt exploration areas under concession to us.  In the southern part of the Santos Basin, where the salt layer is thick and the hydrocarbons have been more perfectly preserved, we have made several particularly promising discoveries since 2006, including those made in Blocks BM-S-11 (Iara and Lula, formerly Tupi), BM-S-9 (Carioca and Sapinhoá, formerly Guará) and since 2011 in the Assignment Agreement area (Franco, Nordeste de Tupi).  In the northern part of the region, we made significant discoveries in 2008 and early 2010 in the area known as Parque das Baleias and in the Barracuda, Albacora, Marlim and Caratinga fields, all of which are in the Campos Basin. As a result, we are committing substantial resources to develop these pre-salt discoveries, which are located in deep and ultra-deep waters and reservoirs at total depths of up to 7,000 meters (22,965 feet).

As of December 31, 2012, we had 117 exploration agreements covering 168 blocks, corresponding to a gross exploratory acreage of 90,708 km2 (22 million acres), or a net exploratory acreage of 76,427 km2 (19 million acres), and 52 evaluation plans.  We are exclusively responsible for conducting the exploration activities in 31 of the 117 exploration agreements.  As of December 31, 2012, we had exploration partnerships with 22 foreign and domestic companies.  We conduct exploration activities under 47 of our 117 partnership agreements.

In 2012, we invested a total of U.S.$5.97 billion in exploration activities in Brazil.  We drilled a total of 137 exploratory wells in 2012, of which 57 were offshore and 80 onshore. Our 2013-2017 Business and Management Plan, which was released on March 15, 2013, foresees capital expenditures and investments in exploration and production activities in Brazil of U.S.$147.5 billion from 2013 to 2017 (not including investments by our partners).

During 2012, our oil and gas production from Brazil averaged 2,205.5 mboe/d, of which 90% was oil and 10% was natural gas.  On December 31, 2012, our estimated net proved crude oil and natural gas reserves in Brazil were 12.3 billion boe, of which 85.9% was crude oil and 14.1% was natural gas.  Brazil provided 90.4% of our worldwide production in 2012 and accounted for 95.2% of our worldwide reserves at December 31, 2012 on a barrels of oil equivalent basis.  Historically, approximately 85% of our total Brazilian production has been oil.

We have also implemented a variety of programs designed to increase oil recovery from existing fields, reduce natural declines from producing fields and also reduce operational costs. During 2012 we implemented two important programs:  PROEF which aims to increase the operational efficiency within the Campos Basin, returning production  efficiency to the basins’ historical levels  and PROCOP to optimize operating costs and productivity.

Our exploration and production activities outside Brazil are included in our International business segment.  See “—International.”

We have historically conducted exploration, development and production activities in Brazil through concession contracts, which we have obtained through participation in bid rounds conducted by the ANP.  Some of our existing concessions were granted by the ANP without an auction in 1998, as provided by Law No. 9,478.  These are known as the “Round Zero” concession contracts.  Since such time, we have participated in all of the auction rounds conducted by ANP and intend to participate in the upcoming 11th bidding round on May 14 and 15, 2013.

The following map shows our concession areas in Brazil as of December 2012.

The map below shows the location of the pre-salt reservoirs as well as the status of our exploratory activities there.

• Total area of the Province: 149.000 km²
• Area under concession: 45.615 km² (30,6%)
• Area not under concession: 103.385 km² (69,4%)
• Area with Petrobras interest : 39.615 km² (26,6%)
Exploratory blocks under the Assignment Agreement
Contingent Block under the Assignment Agreement
Exploratory blocks under the concession regime
Fields already declared commercial
Vitória
Espírito Santo Basin
São Paulo
Rio de Janeiro
Curitiba
Florianópolis
Campos Basin
Santos Basin
FLORIM
IRACEMA
SAPINHOÁ
BM-S-50
BM-S-52
PARATI
IARA
FRANCO
ENTORNO DE IARA
CARIOCA
NE DE TUPI
BEM-TE-VI
JÚPITER
LULA
SUL DE TUPI
PEROBA
CARAMBA
AZULÃO
SUL DE GUARÁ
100 km
N

Information about our principal oil and gas producing fields in Brazil is summarized in the table below.

Principal Oil and Gas Producing Fields in Brazil
Basin	Fields	Petrobras %	Type	Fluid(1)
Camamu	Manati	35%	Shallow	Natural Gas
Campos	Albacora	100%	Shallow	Intermediate Oil
			Deepwater	Intermediate Oil
	Albacora Leste	90%	Deepwater Ultra-deepwater	Intermediate Oil
	Baleia Azul	100%	Deepwater	Intermediate Oil
	Barracuda	100%	Deepwater	Intermediate Oil
	Cachalote	100%	Deepwater	Intermediate Oil
	Carapeba	100%	Shallow	Intermediate Oil
	Caratinga	100%	Deepwater	Intermediate Oil
	Cherne	100%	Shallow	Intermediate Oil
	Espadarte	100%	Deepwater	Intermediate Oil
	Jubarte	100%	Deepwater	Heavy Oil
	Marimbá	100%	Deepwater	Heavy Oil
	Marlim	100%	Deepwater	Heavy Oil
	Marlim Leste	100%	Deepwater	Intermediate Oil
	Marlim Sul	100%	Deepwater Ultra-deepwater	Intermediate Oil
	Namorado	100%	Shallow	Intermediate Oil
	Pampo	100%	Shallow	Intermediate Oil
	Roncador	100%	Ultra-deepwater	Intermediate Oil
	Tartaruga Mestiça	100%	Shallow	Intermediate Oil
	Vermelho	100%	Shallow	Intermediate Oil
	Voador	100%	Deepwater	Heavy Oil
Espírito Santo	Fazenda Alegre Golfinho	100% 100%	Onshore Deepwater Ultra-deepwater	Heavy Oil Intermediate Oil Intermediate Oil
Potiguar	Canto do Amaro	100%	Onshore	Intermediate Oil/Natural Gas Heavy Oil/Natural Gas
	Estreito	100%	Onshore	Heavy Oil
Recôncavo	Aracas Buaracica	100% 100%	Onshore Onshore	Light Oil Light Oil
Santos	Baúna	100%	Shallow	Light Oil
	Mexilhão	100%	Shallow	Natural Gas
	Lula	65%	Ultra-deepwater	Intermediate Oil
	Piracaba	100%	Shallow	Light Oil
	Uruguá	100%	Deepwater	Intermediate Oil/Natural Gas
Sergipe/Alagoas	Carmópolis	100%	Onshore	Intermediate Oil
	Piranema	100%	Deepwater	Intermediate Oil
Solimões	Leste do Urucu	100%	Onshore	Light Oil/Natural Gas
	Rio Urucu	100%	Onshore	Light Oil/Natural Gas

(1)                  Heavy oil = up to 22° API; intermediate oil = 22° API to 31° API; light oil = greater than 31° API

Our domestic oil and gas exploration and production efforts are primarily focused on four major basins offshore in Brazil: Campos, Espírito Santo,  Santos and Sergipe-Alagoas.

Campos Basin

The Campos Basin, which covers approximately 115,000 km2 (28.4 million acres), is the most prolific oil and gas basin in Brazil as measured by proved hydrocarbon reserves and annual production.  Since we began exploring this area in 1971, over 60 hydrocarbon accumulations have been discovered, including eight large oil fields in deep water and ultra-deep water.

As of December 31, 2012, we held rights to 21 exploratory blocks (6 are evaluation plans) in the Campos Basin, comprising a total of 7,649 km2 (1.89 million acres). During 2012, we have made important progress in the Campos Basin, where we have drilled a total of 17 wells (6 of them in the pre-salt reservoirs). Of particular note are the discoveries in the Parque das Baleias area, in the northern part of Campos Basin off the coast of the State of Espírito Santo.

The Campos Basin is our largest oil- and gas-producing region, producing an average 1,618.3 mbbl/d of oil and 498.5 mmcf/d (13.2 mmm3/d) of associated natural gas from 45 producing fields. During 2012, 77.0% of our total domestic production came from this Basin. The proved crude oil and natural gas reserves in the Campos Basin represented, in 2012, respectively, 77.8% and 47.5% of our total proved crude oil and natural gas reserves in Brazil.

We operated 41 floating production systems and 14 fixed platforms in water depths from 80 to 1,886 meters (262 to 6,188 feet), delivering oil with an average API gravity of 22.9° and a maximum basic sediment and water (a measurement of the water and sediment content of flowing crude oil) of 1%.

Production growth in the Campos Basin originates mainly from the installation of new platforms to develop our proved reserves in the region. The connection of new wells to previously installed platforms also contributed significantly to production increases in the Campos Basin. The interconnection of new wells in the P-48, P-56 and P-57 platforms and the FPSO-Cidade de Angra dos Reis  added 174.8 mbbl/d to our average production in the Campos Basin in 2012.

 While most of our production in the Campos Basis is from post-salt reservoirs, pre-salt reservoirs in the Campos Basin are a growing source of production.  We first began producing  pre-salt oil production in 2008 from the Jubarte field located in the region known as Parque das Baleias.  We subsequently began  producing from the Baleia Franca field in the second half of 2010.  In September 2012, we started a pilot system exclusively dedicated to pre-salt appraisal and production in the Baleia Azul region using the FPSO Cidade de Anchieta, with a capacity to produce 100,000 bbl/d of oil and 123.6 mmcf/d (3.5 mmm3/d) of gas. As of the year end 2012, the Campos Basin pre-salt area was producing 82.7 mbbl/d, which is expected  to increase due to additional discoveries that have been made in other existing concessions.

Campos Basin Projects

We are currently developing five major projects in the Campos Basin:  Roncador Modules 3 and 4, Papa-Terra Modules 1 and 2, and Parque das Baleias (Baleia Azul, Jubarte, Cachalote, Baleia Anã and Baleia Franca).

Main Campos Basin Development Projects
Field	Unit Type	Production Unit	Crude Oil Nominal Capacity (bbl/d)	Natural Gas Nominal Capacity (mmcf/d)	Water Depth (meters)	Start Up (year)	Notes

Papa-Terra–Module 1	TLWP	P-61	0	0	1,180	2013	Production by P-63 Post-salt
Papa-Terra–Module 2	FPSO	P-63	140,000	35.3	1,170	2013	Post-salt
Roncador–Module 3	SS	P-55	180,000	211.9	1,790	2013	Post-salt
Roncador–Module 4	FPSO	P-62	180,000	211.9	1,550	2014	Post-Salt
Baleia Azul, Jubarte, Cachalote, Baleia Anã & Baleia Franca	FPSO	P-58	180,000	211.9	1,400	2014	Pre-salt

                The aim of Papa-Terra project is to develop the production of Papa-Terra field located in the post-salt of Campos Basin. Petrobras will install during 2013 two stationary production units, namely: P-61 (which is a TLWP) and P-63 (which is a FPSO). The joint production capacity of P-61 and P-63 is of 140,000 bbl/d of oil and 35.3 mmcf/d (1 mmm3/d) of natural gas. The TLWP will be supported by a TAD (Tender Assisted Drilling) rig and its production will be transferred to the FPSO.

                Roncador Module 3 and 4 will develop the production of Roncador Field, located in the post-salt of Campos Basin, through the installation of a stationary production unit (P-55, which is a SS) and a FPSO (P-62). The production capacity of each production unit is of 180,000 bbl/d of oil and 211.9 mmcf/d (6 mmm3/d) of natural gas.

The production unit P-58 will develop production in the Parque das Baleias area, which encompasses the following fields: Baleia Franca (pre and post-salt), Cachalote (post-salt), Jubarte (pre and post-salt), Baleia Azul (pre-salt) and Baleia Anã (post-salt). This FPSO has an oil production capacity of 180,000 bbl/d and 211.9 mmcf/d (6 mmm3/d)  of natural gas.

Santos Basin

The Santos Basin, which covers approximately 348,900 km2 (86 million acres) off the city of Santos, in the State of São Paulo, is one of the most promising exploration and production areas offshore Brazil. As of December 31, 2012, we held exploration rights to 26 blocks in the Santos Basin, comprising 13,580 km2 (3.4 million acres).

The Santos Basin pre-salt was a central focus of E&P activities in 2012. In this period we have drilled 15 wells (13 in the pre salt area) in total. We continue to concentrate our efforts on gathering information about the pre-salt reserves through EWTs and testing drilling technologies to improve efficiency and to plan the definitive design of production platforms.

During 2012, we made several light oil discoveries within the areas of Franco, Carioca, Tupi NE, Bem-te-vi, BM-S-42, Iara, South of Guará and Júpiter NE. All of these discoveries were in the pre salt reservoir, with exception of Júpiter NE which was in the post salt.

 In the Santos Basin in 2012, our share of average daily production of oil was 98.6 mbbl/d, of which 55.7 mbbl/d was produced in the pre-salt area and our average daily production of natural gas was 296.8 mmcf/d (7.9 mmm3/d), of which was 57 mmcf/d (1.5 mmm3/d) was produced in the pre-salt area.  In the Santos Basin, we held proved crude oil and natural gas reserves representing, in 2012, respectively 14.1% and 24.7% of our total proved crude oil and natural gas reserves in Brazil.

 The first productive field in the Santos Basin pre-salt was Lula (formerly Tupi), which began producing oil in May 2009 following an 18-month EWT.  In November 2010, we replaced the EWT with a long-term production system, the FPSO Cidade de Angra dos Reis. During 2012, the FPSO produced near oil production capacity of 100 mbbl/d.  We drilled two wells to be interconnected in 2013, one of which was the first horizontal well drilled in the complex geological conditions of the pre-salt. We currently have two systems performing EWT’s in the Santos Basin pre-salt, the FPSO Cidade de São Vicente and the FPSO Dynamic Producer.

Under the Assignment Agreement, we acquired six blocks and one contingent block which comprise our rights to explore, evaluate and produce up to five bnbbl of oil equivalent in the pre-salt area of the Santos Basin.  We are developing these blocks in an integrated manner with the pre-salt areas we already have under concession.  See Item 10. “Material Contracts—Assignment Agreement.”

In 2012, we concluded the drilling of four wells located in the Assignment Agreement area (Franco NW, Franco SW, Nordeste de Tupi and Sul de Guara). The FPSO Dynamic Producer will start operating Franco EWT, the first EWT under the Assignment Agreement area, which is planned to become effective in the second quarter of 2013. Over the next three years, we will proceed with our exploration program and are currently targeting the production of oil in the Franco area in 2016.

Santos Basin Projects

The source of future production from the Santos Basin will be predominantly from deep and ultra-deep water oil fields. We will be developing, until 2016, 13 major projects in the Santos Basin. Of these, 2 are in the Assignment Agreement area (Franco 1 and Franco 2). These FPSOs are currently being constructed under contracts. The next phase, beginning in 2017, will include the application of improved technologies and engineering specifically designed for the pre-salt fields.

Field	Unit Type	Production Unit	Crude Oil Nominal Capacity (bbl/d)	Natural Gas Nominal Capacity (mmcf/d)	Water Depth (meters)	Start Up (year)	Notes
Bauna & Piracaba (BM-S-40)	FPSO	Cidade de Itajai	80,000	70.6	200	2013	Post-salt
Sapinhoá Pilot (Guará)	FPSO	Cidade de São Paulo	120,000	176.6	2,141	2013	Pre-salt
Lula (Northeast) Pilot	FPSO	Cidade de Paraty	120,000	176.6	2,200	2013	Pre-salt
Sapinhoá (North)	FPSO	Cidade de Ilha Bela	150,000	211.9	2,100	2014	Pre-salt
Iracema (South)	FPSO	Cidade de Mangaratiba	150,000	282.5	2,100	2014	Pre-salt
Iracema (North)	FPSO	Cidade de Itaguaí (Z1)	150,000	282.5	2,100	2015	Pre-salt
Lula (High)	FPSO	P-66	150,000	247.2	2,100	2016	Pre-salt
Lula (Central)	FPSO	P-67	150,000	176.6	2,100	2016	Pre-salt
Lula (South)	FPSO	P-68	150,000	221.9	2,100	2016	Pre-salt
Franco 1 Assignment Agreement	FPSO	P-74	150,000	247.2	2,100	2016	Assignment Agreement
Carioca	FPSO	No name (Z2)	80,000	152.4	2,100	2016	Pre-salt
Lula (North)	FPSO	P-69	150,000	211.9	2,100	2016	Pre-salt
Franco 2 Assignment Agreement	FPSO	P-75	150,000	247.2	2,100	2016	Assignment Agreement

Following Lula, the second field to begin development in the Santos pre-salt will be Sapinhoá (formerly known as Guará) which is one of the largest oil fields in Brazil, with a total estimated recoverable volume of 2.1 billion boe. Commercial production began in January 2013 through FPSO Cidade de Sao Paulo four years from discovery.  The pilot system has  a production capacity of 120,000 bbl/d of oil and natural gas processing of 176.6 mmcf/d (5 mmm3/d). The first well drilled by Cidade de Sao Paulo is capable of producing over 25,000 bbl/d of oil.

The Sapinhoá field Development Plan comprises  two permanent systems.  The next FPSO to be installed will be the FPSO Cidade de Ilhabela with a production capacity of 150,000 bbl/d of oil and 211.9 mmcf/d (6 mmm³/d) of gas.  This FPSO is currently under construction and expected to begin operations during  the second half of 2014.

The third pilot system for the Santos pre-salt will be Lula Northeast, through FPSO Cidade de Paraty.  Production is scheduled to begin in May 2013. This FPSO has a capacity of 120,000 bbl/d of oil and 176.6mmcf/d (5 mmm3/d) of natural gas processing.

We are also developing post-salt fields in the Santos Basin.  The FPSO Cidade de Itajaí in Baúna (formerly Tiro and Sidon) began operating in February, 2013. This FPSO has a capacity to process up to 80,000 bbl/d of oil and 70.6 mmcf/d (2 mmm³/d) of natural gas.

Espírito Santo Basin

We have made several discoveries of light oil and natural gas in the Espírito Santo Basin, which covers approximately 75,000 km2 (18.5 million acres) offshore and 14,000 km2 (3.5 million acres) onshore.  During 2012 we made two discoveries within the Golfinho area, both of them in the post-salt region. On December 31, 2012, we held exploration rights to 16 blocks (4 are evaluation plans) comprising a total of 3,861 km2 (1.0 million acres).

At December 31, 2012, we were producing from 46 producing fields oil at an average rate of 43.8 mbbl/d and our average daily production of natural gas was of 215.1 mmcf/d (5.7 mmm3/d). At December 31, 2012, we held proved crude oil and natural gas reserves representing respectively, 0.7% and 4.8% of our total proved oil and natural gas reserves in Brazil.

In addition to developing new production projects, we are also optimizing existing resources in the Espírito Santo area by constructing the Sul Norte Capixaba gas pipeline with capacity to transport 247.2 mmcf/d (7 mmm3/d).  The pipeline, which runs from the Parque das Baleias area to the Cacimbas gas treatment unit, came online in November 2012.

Sergipe/Alagoas Basin

The Sergipe-Alagoas Basin is one of our new frontier offshore regions. During 2012, we made 5 new discoveries in the areas informally denominated as Muriú, Moita Bonita, Farfan, Cumbe and Barra-1. All of them are in ultra-deep water, in a distance of almost 100 km from Aracaju. As of December 31, 2012, we held exploration rights to 11 blocks in the Sergipe-Alagoas Basin, comprising 3,297 km2 (0.81 million acres). Our aggregate production level in Sergipe–Alagoas Basin was of 48.9 mbbl/d of oil and 66.4 mmcf/d (1.8 mmm3/d) of natural gas. In the Sergipe/Alagoas Basin, we held proved crude oil and natural gas reserves representing, in 2012, respectively 1.84% and 2.48% of our total proved crude oil and natural gas reserves in Brazil.

Other Basins

We produce hydrocarbons and hold exploration acreage in 19 other basins in Brazil.  Of these, the most significant are the shallow offshore Camamu Basin and the onshore Potiguar, Recôncavo and Solimões Basins.  While our onshore production is primarily in mature fields, we plan to sustain and slightly increase production from these fields in the future by using enhanced recovery methods.  In 2012, these other basins production was of 167.5 mbbl/d of oil and 282 mmcf/d (7.5 mmm3/d) of natural gas.

Critical Resources in Exploration and Production

We seek to develop and retain the critical resources that are necessary to meet our production targets.  Drilling rigs are an important resource for our E&P operations and substantial lead time is required when fleet expansion is needed. When we discovered the pre-salt, in 2007 our activities were constrained by the availability of rigs, but our subsequent efforts to contract additional rigs has eliminated this constraint. Whereas in 2008 we only had three rigs capable of drilling in water depths greater than 2000 meters (6,560 feet), we had 40 as of December 31, 2012. We believe that we now have sufficient rigs to meet our long term production targets, although we will continue to  evaluate our drilling requirements and will adjust our fleet size as needed.

In addition to contracting the additional rigs that are now operating in Brazil,  all of which were built internationally, we have been working since 2008 to develop the capacity to construct drilling rigs in Brazil. We have awarded contracts for 28 additional rigs to be built in Brazil to meet our long-term needs and satisfy Brazilian local content requirements arising out of the Assignment Agreement and concession agreements obtained in later Brazilian exploration bid rounds. We expect these rigs to be delivered from 2015 through 2020 and they will replace or supplement the existing fleet in Brazil. The contracts to build  the 28 rigs was awarded to Sete Brasil S.A. (Sete BR), a Brazilian company in which Petrobras holds a 10% interest.

Drilling Units in Use by Exploration and Production on December 31 of Each Year
	2012		2011		2010
	Leased	Owned	Leased	Owned	Leased	Owned
Onshore	24	11	17	11	22	12
Offshore, by water depth (WD)	65	9	54	8	44	8
Jack-up rigs	0	5	1	4	1	4
Floating rigs:	65	4	53	4	43	4
500 to 1000 meters WD	6	2	8	2	11	2
1001 to 2000 meters WD	19	2	26	2	19	2
2001 to 3000 meters WD	40	0	19	0	13	0

Refining, Transportation and Marketing

Refining, Transportation and Marketing Key Statistics
	2012	2011	2010
	(U.S.$ million)
Refining, Transportation and Marketing:
Sales revenues	116,710	118,630	97,936
Income (loss) before income taxes	(17,699)	(8,753)	3,141
Total assets at December 31	91,458	84,330	70,515
Capital expenditures and investments	14,745	16,133	16,198

We are an integrated company with a dominant market share in our home market.  We own and operate 12 refineries in Brazil, with a total net distillation capacity of 2,018 mbbl/d, and are one of the world’s largest refiners.  As of December 31, 2012, we operated substantially all of Brazil’s total refining capacity.  We supplied almost all of the refined product needs of third-party wholesalers, exporters and petrochemical companies, in addition to the needs of our Distribution segment.  We operate a large and complex infrastructure of pipelines and terminals and a shipping fleet to transport oil products and crude oil to domestic and export markets.  Most of our refineries are located near our crude oil pipelines, storage facilities, refined product pipelines and major petrochemical facilities, facilitating access to crude oil supplies and end-users.

We also import and export crude oil and oil products.  The demand for oil products in Brazil is increasing rapidly, driven primarily by the economic growth and rising real incomes. Since 2010, we have met this incremental growth in demand primarily by increasing imports as our refining capacity was not sufficient to meet the increased demand. This growth in imports has increased our cost of sales, contributing to declining margins when we have not passed on the higher import costs of our domestic product prices. See Item 5. “Operating and Financial Review and Prospects.” Additional refining capacity currently under construction will help to reduce our import needs, but we will continue to require product imports for the foreseeable future.

Our Refining, Transportation and Marketing segment also includes (i) petrochemical operations that add value to the hydrocarbons we produce and meet the needs of the growing Brazilian economy and (ii) extraction and processing of shale.

We participate in refining, transportation and marketing operations outside of Brazil through our International business segment.  See “—International.”

Refining

Our refining capacity in Brazil as of December 31, 2012, was 2,018 mbbl/d and our average throughput during 2012 was 1,944 mbbl/d.

The following table shows the installed capacity of our Brazilian refineries as of December 31, 2012, and the average daily throughputs of our refineries in Brazil in 2012, 2011 and 2010.

Capacity and Average Throughput of Refineries
Name (Alternative Name)	Location	Crude Distillation Capacity at December 31, 2012	Average Throughput
			2012	2011	2010
		(mbbl/d)	(mbbl/d)
LUBNOR	Fortaleza (CE)	8	8	7	8
RECAP (Capuava)	Capuava (SP)	53	53	43	36
REDUC (Duque de Caxias)	Rio de Janeiro (RJ)	239	263	254	256
REFAP (Alberto Pasqualini)	Canoas (RS)	189	154	148	145
REGAP (Gabriel Passos)	Betim (MG)	151	145	129	143
REMAN (Isaac Sabbá)	Manaus (AM)	46	38	42	42
REPAR (Presidente Getúlio Vargas)	Araucária (PR)	195	199	193	170
REPLAN (Paulínia)	Paulinia (SP)	396	387	373	316
REVAP (Henrique Lage)	São Jose dos Campos (SP)	252	248	240	238
RLAM (Landulpho Alves)	Mataripe (BA)	281	239	233	250
RPBC (Presidente Bernardes)	Cubatão (SP)	172	172	166	160
RPCC (Potiguar Clara Camarão)	Guamaré (RN)	36	37	34	33
Total		2,018	1,944	1,862	1,798

In recent years, we have made substantial investments in our refinery system for the following purposes:

•         Improve gasoline and diesel quality to comply with stricter environmental regulations;

•         Increase crude slate flexibility to process more Brazilian crude, taking advantage of light/heavy crude price differentials;

•         Increase residuum conversion; and

•         Reduce the environmental impact of our refining operations.

In 2012, we invested a total of U.S.$3,435 million in our refineries, of which U.S.$2,581 million was invested for hydrotreating units to improve the quality of our diesel and gasoline and U.S.$419 million for coking units to convert heavy oil into lighter products.

The following refinery upgrades are underway for expected completion between 2013 and 2014:

•         Diesel quality upgrades at REGAP, REFAP, REPLAN and RPBC; and

•         Gasoline quality upgrades at REPLAN and RLAM.

The following refinery upgrade projects are scheduled for completion after 2014:

•         Diesel quality upgrades at REDUC; and

•         Upgrades to receive, process and deliver LPG and natural gas produced in the processing plant located in Caraguatatuba in the State of São Paulo.

By the end of 2013, all of our refineries will be capable of producing a maximum sulfur content for diesel of 500 ppm, and six of our refineries (RLAM, REGAP, REPLAN, RECAP, REVAP and REPAR) are expected to have capacity to produce 10 ppm sulfur diesel.  By 2014, we will also reduce the maximum sulfur content of the gasoline produced in our refineries from 1,000 ppm to 50 ppm.

Major Refinery Projects

Brazil has one of the highest rates of demand growth in the world for transportation fuels, particularly gasoline, diesel and jet fuel.  We are planning capacity expansions to meet the needs of this growing market and add value to our growing volumes of crude oil production in Brazil.  We are currently building two new refining facilities:

•         Complexo Petroquímico do Rio de Janeiro—Comperj, an integrated refining and petrochemical complex.  We broke ground in 2008, and began construction in 2010.  The 165 mbbl/d refining operation is scheduled to start up in 2015;  and

•         Abreu e Lima, a refinery in Northeastern Brazil is designed to process 230 mbbl/d of crude oil to produce 162 mbbl/d of low sulfur diesel (10 ppm) as well as LPG, naphtha, bunker fuel and petroleum coke.  We expect operations to come on stream in 2014.

We are also in the evaluation stage for two new refineries in Northeastern Brazil:

•         Premium I in the State of Maranhão is designed to process 20° API heavy crude oil, maximize production of low sulfur diesel, and produce LPG, naphtha, low sulfur kerosene, bunker fuel and petroleum coke.  This refinery will be built in two phases of 300 mbbl/d each; and

•         Premium II in the State of Ceará will have a processing capacity of 300 mbbl/d and will follow the same specifications as Premium I.  The Premium facilities will be able to reduce costs and achieve efficiencies through simplification and standardization of the projects.

The following tables summarize output of oil products and sales by product in Brazil for the last three years.

Domestic Output of Oil Products: Refining and marketing operations, mbbl/d(3)
	2012	2011	2010
Diesel	782	745	716
Gasoline	438	395	351
Fuel oil	238	234	243
Naphtha	106	109	133
LPG	143	137	132
Jet fuel	93	93	80
Other	196	183	177
Total domestic output of oil products	1,997	1,896	1,832
Installed capacity	2,018	2,013	2,007
Utilization (%)	96	92	90
Domestic crude oil as % of total feedstock processed	82	82	82

(1)                  Unaudited.

(2)                  As registered by the ANP.

(3)                  Output volumes are larger than throughput volumes as a result of gains during the refining process

Domestic Sales Volumes, mbbl/d
	2012	2011	2010
Diesel	937	880	809
Gasoline	570	489	394
Fuel oil	84	82	100
Naphtha	165	167	167
LPG	224	224	218
Jet fuel	106	101	90
Other	199	188	180
Total oil products	2,285	2,131	1,958
Ethanol and other products	83	86	99
Natural gas	357	304	312
Total domestic market	2,725	2,521	2,369
Exports	554	633	698
International sales and other operations	506	563	581
Total international market	1,060	1,196	1,279
Total sales volumes	3,785	3,717	3,648

Delivery Commitments

We sell crude oil through long-term and spot-market contracts.  Our long-term contracts specify the delivery of fixed and determinable quantities, subject to a price negotiation with third parties on a delivery-by-delivery basis. We are committed through long-term contracts to deliver a total of approximately 260 mbbl/d in 2013.  We believe our domestic proved reserves will be sufficient to allow us to continue to deliver all contracted volumes.  For 2013, approximately 84% of our exported crude oil will be committed to meeting our contractual delivery commitments to third parties.

Imports and Exports

Much of the crude oil we produce in Brazil is heavy or intermediate. We must import some light crude to balance the slate for our refineries, which were originally designed to run on lighter imported crude, and export heavier crude that we don’t have the capacity to process. We use exports and imports of crude oil to balance our domestic production and refinery capacity with market needs, while optimizing our refining margins.

Our imports and exports of oil products depend on our refinery output and Brazilian demand levels. We import oil products to balance any shortfall between production from our Brazilian refineries and the market demand for each product. We export oil product that our refineries produce in excess of Brazilian market demand, which is largely fuel oil. The table below shows our exports and imports of crude oil and oil products in 2012, 2011 and 2010:

Exports and Imports of Crude Oil and Oil Products, mbbl/d
	2012	2011	2010
Exports
Crude oil	364	428	497
Fuel oil (including bunker fuel)	153	160	153
Gasoline	1	5	14
Other	30	38	33
Total exports	548	631	697
Imports
Crude oil	346	362	316
Diesel and other distillates	190	199	177
LPG	53	61	58
Gasoline	87	43	9
Naphtha	58	64	42
Other	45	20	13
Total imports	779	749	615

Logistics and Infrastructure for oil and oil products

We own and operate an extensive network of crude oil and oil products pipelines in Brazil that connect our terminals, refineries and other primary distribution points.  On December 31, 2012, our onshore and offshore, crude oil and oil products pipelines extended 16,333 km (10,151 miles).  We operate 28 marine storage terminals and 20 other tank farms with nominal aggregate storage capacity of 65 mmbbl.  Our marine terminals handle an average 10,820 tankers and oil barges annually.  We are working in partnership with other companies to develop and expand Brazil’s ethanol pipeline and logistics network.

We operate a fleet of owned and chartered vessels.  These provide shuttle services between our producing basins offshore Brazil and the Brazilian mainland, and shipping to other parts of South America and internationally.  The fleet includes double-hulled vessels, which operate internationally where required, and single-hulled vessels, which operate in South America and Africa only.  We are increasing our fleet of owned vessels to replace older vessels, decrease our dependency on chartered vessels and exposure to charter rates tied to the U.S. dollar, and accommodate growing production volumes.  Upgrades will include replacing single-hulled tankers with double-hulled vessels and replacing vessels nearing the end of their 25-year useful life.  Our long-term strategy continues to focus on the flexibility afforded by operating a combination of owned and chartered vessels.

Two new oil tankers were delivered to Transpetro on May 14, 2012 and June 18, 2012. The remaining orders for 46 vessels are scheduled to be delivered between 2013 and 2020, all of which will be built in Brazilian shipyards.  In addition, Transpetro has contracted 20 convoys (each composed of four barges and one pushboat) for ethanol transportation on the Tietê-Paraná river waterway.

The table below shows our operating fleet and vessels under contract as of December 31, 2012.

Owned and Chartered Vessels in Operation and Under Construction Contracts at December 31, 2012
	In Operation		Under Contract/Construction
	Number	Tons Deadweight Capacity	Number	Tons Deadweight Capacity
Owned fleet:
Tankers	51	3,735,438	38	3,642,330
LPG tankers	6	40,171	8	42,000
Anchor Handling Tug Supply (AHTS)	1	2,163	‒	‒
Floating, Storage and Offloading (FSO)	1	28,903	‒	‒
Layed-up vessel	1	91,902	‒	‒
Total	60	3,898,577	46	3,684,330
Chartered vessels:
Tankers	166	15,552,167	‒	‒
LPG tankers	11	232,014	‒	‒
Total	177	15,784,181	‒	‒

Petrochemicals

Our petrochemicals operations provide an outlet for our growing production volumes of gas and other refined products, which increase their value and provides substitute for products that are otherwise imported. Our strategy is to increase domestic production of basic petrochemicals and engage in second generation and biopolymer activities through investments in companies in Brazil and abroad, capturing synergies within all our businesses.

We engage in our petrochemicals operations through the following subsidiaries, controlled entities and affiliated companies:

	mmt/y	Petrobras interest (%)
Braskem (1):
Ethylene	3.95	36.20
Polyethylene	3.03
Polypropylene	3.95
PVC	0.71
DETEN Química S.A.:
LAB(1)	0.22	27.88
LABSA(1)	0.08
METANOR S.A./COPENOR S.A.:
Methanol	0.08	34.54
Formaldehyde	0.09
Hexamine	0.01
FCC Fábrica Carioca de Catalisadores S.A.:
Catalysts	0.04	50.00
Additives	0.01
INNOVA S.A.:
Ethylbenzene	0.54	100.00
Styrene	0.26
Polystyrene	0.16
PETROCOQUE S.A.:
Calcined petroleum coke	0.50	50.00
________________________

(1)      Feedstock for the production of biodegradable detergents.

Our investments in petrochemical companies amount to U.S.$2,856 million and the most significant investment is in Braskem S.A. (Braskem), Brazil’s largest petrochemical company.

We have three new petrochemical projects under construction or in various stages of engineering or design:

•

Complexo Petroquímico do Rio de Janeiro—Comperj: designed to meet the Brazilian demand for thermoplastic resins. The petrochemical plants are in the planning stage and are scheduled to start up in 2018;

•

PetroquímicaSuape Complex in Pernambuco: to produce purified terephthalic acid (PTA) with a capacity of 0.7 million t/y (already in operation), polyethylene terephthalate (PET) resin with a capacity of 0.45 million t/y, and polymer and polyester filament textiles with a capacity of 0.24 million t/y; and

•	Companhia de Coque Calcinado de Petróleo—Coquepar: calcined petroleum coke plant in the State of Paraná, with a capacity of 0.35 million t/y.

Distribution

Distribution Key Statistics
	2012	2011	2010
	(U.S.$ million)
Distribution:
Sales revenues	40,712	44,001	37,282
Income (loss) before income taxes	1,386	1,134	1,081
Total assets at December 31	8,130	7,938	7,384
Capital expenditures and investments	666	679	515

We are Brazil’s leading oil products distributor, operating through our own retail network, through our own wholesale channels, and by supplying other fuel wholesalers and retailers.  Our Distribution segment sells oil products that are primarily produced by our Refining, Transportation and Marketing segment, or RTM, and works to expand the domestic market for these oil products and for other fuels, including LPG, ethanol and biodiesel.

The primary focus of our Distribution segment is to:

•         Lead the market in the domestic distribution of oil products and biofuels, increasing our market share and profit through an integrated supply chain; and

•         Be the preferred brand of our consumers while upholding and promoting social and environmental responsibility.

We supply and operate Petrobras Distribuidora S.A.—BR, which accounts for 38.1% of the total Brazilian retail and wholesale distribution market.  BR distributes oil products, ethanol and biodiesel, and vehicular natural gas to retail, commercial and industrial customers.  In 2012, BR sold the equivalent of 885 mbbl/d of oil products and other fuels to wholesale and retail customers, of which the largest portion (43.6%) was diesel.

At December 31, 2012, our BR branded service station network was Brazil’s leading retail marketer, with 7,641 service stations, or 19.5% of the stations in Brazil.  BR-owned and franchised stations make up 30.6% of Brazil’s retail sales of diesel, gasoline, ethanol, vehicular natural gas and lubricants.

Most BR stations are owned by franchisees that use the BR brand name under license and purchase exclusively from us; we also provide franchisees with technical support, training and advertising.  We own 743 of the BR stations and are required by law to subcontract the operation of these owned stations to third parties.  We believe that our market share position is supported by a strong BR brand image and by the remodeling of service stations and addition of lubrication centers and convenience stores.

Our wholesale distribution of oil products and biofuels under the BR brand to commercial and industrial customers accounts for 54.9% of the total Brazilian wholesale market. Our customers include aviation, transportation and industrial companies, as well as utilities and government entities.

Our LPG distribution business, Liquigas Distribuidora, held a 22.6% market share and ranked second in LPG sales in Brazil in 2012, according to the ANP.

Oil products sales in Brazil increased 6.5% in 2012 compared to 2011.  This increase was due mainly to Brazil’s economic growth and its corresponding growth in household income and consumer credit.

We participate in the retail sector in other South American countries through our International business segment.  See “—International.”

Gas and Power

Gas and Power Key Statistics
	2012	2011	2010
	(U.S.$ million)
Gas and Power:
Sales revenues	11,803	9,738	8,492
Income (loss) before income taxes	1,277	2,725	990
Total assets at December 31	28,454	27,645	30,109
Capital expenditures and investments	2,113	2,293	3,964

Our Gas and Power segment comprises gas transmission and distribution, LNG regasification, the manufacture of nitrogen-based fertilizers, gas-fired and flex-fuel power generation, and power generation from renewable sources, including solar, wind and small-scale hydroelectric.

The primary focus of our Gas and Power segment is to:

•         Add value by monetizing Petrobras’ natural gas resources;

•         Assure flexibility and reliability in the commercialization of natural gas;

•         Expand the use of LNG to meet Brazilian gas demand and diversify our supply of natural gas;

•         Optimize our thermoelectric power plant portfolio and supplement it with power generation from renewables; and

•         Create an additional flexible means of monetizing our natural gas resources by investing in capacity to manufacture nitrogen fertilizers.

As a result of our efforts to develop the market, natural gas in the year of 2011 supplied 10.2% of Brazil’s total energy needs, compared to 3.7% in 1998, and is projected to supply 15.5% of Brazil’s total energy needs by 2021, according to Empresa de Pesquisa Energética, a branch of the MME.

Natural Gas

We have three principal markets for natural gas:

•         Industrial, commercial and retail customers;

•         Thermoelectric generation; and

•         Consumption by our refineries and fertilizer plants.

Natural gas consumption in Brazil by industrial, commercial and retail customers decreased 0.5% in 2012 compared to 2011.  This decrease was due mainly to Brazil’s low economic growth.  Natural gas consumption in the power generation industry increased 105% from 2011 to 2012 due to unfavorable rainfall, which reduced the reservoir storage levels of Brazilian hydroelectric power plants.  Natural gas consumption by refineries and fertilizer plants increased 13%.

As a result of a multi-year infrastructure development program, including investments of approximately U.S.$13 billion (R$25.48 billion) in the last five years, we now have an integrated system centered around two main, interlinked pipeline networks that allow us to deliver natural gas from our main offshore natural gas producing fields in the Santos, Campos and Espírito Santo Basins, as well as from three LNG terminals, one of which is under construction, and a gas pipeline connection with Bolivia.

Currently, our natural gas pipeline network has a total extension of 9,190 km. In 2012, we invested U.S.$1,243.2 million in our natural gas infrastructure, and in 2013, we plan to invest an additional U.S.$1,003.7 million for enhancements to our gas transportation system primarily directed to expanding the Cabiúnas Terminal natural gas processing capacity in order to receive up to 459 mmcf/d (13 mmm3/d) in expectation of increasing associated natural gas production from the pre-salt reservoirs in the Santos Basin. This project is scheduled to be fully operational by August 2014.

The map below shows our gas pipeline networks and LNG terminals.

We own and operate two LNG flexible terminals using two FSRUs (Floating Storage and Regasification Units), one in Guanabara Bay (Rio de Janeiro) with a send-out capacity of  706 mmcf/d (20 mmm3/d), and the other in Pecém (Ceará) in Northeastern Brazil with a send-out capacity of 247 mmcf/d (7 mmm3/d).

We continue to increase our capacity to regassify LNG imports.  In 2012  the FSRU which operated at the Guanabara Bay Terminal with send-out capacity of 494 mmcf/d (14 mmm3/d) was replaced by another FSRU with a higher send-out capacity of 706 mmcf/d (20 mmm3/d). Additionally, we are building a third LNG terminal in the State of Bahia, the construction of which began in 2012 and which will be completed in 2013, and will operate with a send-out capacity of 494 mmcf/d (14 mmm3/d).  In 2012, we imported into Brazil 39 LNG cargoes (net).

We hold interests ranging from 24% to 100% in 21 of Brazil’s 27 local gas distribution companies.  We had approximately a 25% net equity interest in the combined 1,932 mmcf/d (54.7 mmm3/d) of natural gas distributed by Brazil’s local distribution companies in 2012.

According to our estimates, our two most significant holdings, CEG Rio and Bahiagás, are Brazil’s third and fourth largest gas distributors. These companies, together with independent distributors Comgás and CEG supply 60% of the Brazilian market.

Principal Natural Gas Local Distribution Holdings
Name	State	Group Interest %	Average Gas Sales in 2012 (mmm3/d)	Customers

CEG RIO	Rio de Janeiro	37.41	6.6	33,333
BAHIAGAS	Bahia	41.50	3.7	14,335
GASMIG	Minas Gerais	40.00	3.6	406
PETROBRAS DISTRIBUIDORA	Espírito Santo	100.00	3.0	25,828

The table below shows the sources of our natural gas supply, our sales and internal consumption of natural gas, and revenues in our local gas distribution operations for each of the past three years.

Supply and Sales of Natural Gas in Brazil, mmm3/d
	2012	2011	2010
Sources of natural gas supply
Domestic production	39.5	34.1	28.6
Imported from Bolivia	27.0	27.1	27.1
LNG	8.4	1.6	7.6
Total natural gas supply	74.9	62.8	63.3
Sales of natural gas
Sales to local gas distribution companies(1)	39.3	39.8	37.2
Sales to gas-fired power plants	16.6	8.2	12.2
Total sales of natural gas	55.9	48.0	49.4
Internal consumption (refineries, fertilizer and gas-fired power plants)(2)	18.5	14.8	13.9
Revenues (U.S.$ billion)(3)	8.1	5.9	4.7
________________________

(1)                  Includes sales to local gas distribution companies in which we have an equity interest.

(2)                  Includes gas used in the transport system.

(3)                  Excludes internal consumption.

Long-Term Natural Gas Commitments

When we began construction of the Bolivia-Brazil pipeline in 1996, we entered into a long-term Gas Supply Agreement, or GSA, with the Bolivian state-owned company Yacimientos Petrolíferos Fiscales Bolivianos, or YPFB, to purchase certain minimum volumes of natural gas at prices linked to the international fuel oil price through 2019, after which the agreement may be extended until all contracted volume has been delivered.

On December, 19, 2009, Petrobras and YPFB signed the fourth amendment to the GSA, which provides for annual additional payments to YPFB for liquids contained in the natural gas purchased by Petrobras through the GSA. As of February 2010, Petrobras has paid all obligations owed for 2007, but YPFB did not meet the condition precedent necessary to receive additional payments for the subsequent years (after 2007).  Petrobras and YPFB are currently discussing several aspects of the GSA, including payments for liquids contained in the natural gas purchased in the subsequent years (after 2007). As a result of this negotiation, Petrobras may agree to make additional payments in exchange for certain compensations to be agreed by YPFB, but it is currently not possible to provide any specific payment estimates for subsequent years. As a result, we have not considered them in our contractual GSA obligations forecast.

Our volume obligations under the ship-or-pay arrangements entered into with Gás Transboliviano (GTB) and Transportadora Brasileira Gasoduto Bolivia-Brasil (TBG) were generally designed to match our gas purchase obligations under the GSA through 2019.  The tables below show our contractual commitments under these agreements for the five-year period from 2013 through 2017.

Commitments to Purchase and Transport Natural Gas in Connection with Bolivia-Brazil Pipeline
	2013	2014	2015	2016	2017
Purchase commitments to YPFB
Volume obligation (mmm3/d)(1)	24.06	24.06	24.06	24.06	24.06
Volume obligation (mmcf/d)(1)	850.00	850.00	850.00	850.00	850.00
Brent crude oil projection (U.S.$)(2)	107.16	104.73	100.00	100.00	100.00
Estimated payments (U.S.$ million)(3)	2,844.30	2,701.10	2,575.70	2,589.40	2,604.00
Ship-or-pay contract with GTB
Volume commitment (mmm3/d)	30.08	30.08	30.08	30.08	30.08
Volume commitment (mmcf/d)	1,062.26	1,062.26	1,062.26	1,062.26	1,062.26
Estimated payments (U.S.$ million)(5)	138.46	139.14	139.82	140.51	141.21
Ship-or-pay contract with TBG
Volume commitment (mmm3/d)(4)	35.28	35.28	35.28	35.28	35.28
Volume commitment (mmcf/d)	1,246.09	1,246.09	1,246.09	1,246.09	1,246.09
Estimated payments (U.S.$ million)(5)	529.44	508.87	516.38	521.50	524.01

(1)                  25.3% of contracted volume supplied by Petrobras Bolivia.

(2)                  Brent price forecast based on our 2020 Strategic Plan.

(3)                  Estimated payments are calculated using gas prices expected for each year based on our Brent price forecast.  Gas prices may be adjusted in the future based on contract clauses and amounts of natural gas purchased by Petrobras may vary annually.

(4)                  Includes ship-or-pay contracts relating to TBG’s capacity increase.

(5)                  Amounts calculated based on current prices defined in natural gas transport contracts.

Gas Sales Contracts

We sell our gas primarily to local gas distribution companies and to gas fired plants generally based on standard take-or-pay long term supply contracts. This represents 72% of our total sale volumes and the price formula under these contracts are indexed to an international fuel oil basket.

Additionally, we have a variety of supply contracts designed to create flexibility in matching customer demand with our gas supply capabilities.  These include flexible and interruptible long-term gas supply contracts, auction mechanisms for short-term contracts, weekly electronic auctions and a new gas sale contract introduced in 2011, which consists of a seller delivery option aiming to help balance natural gas supply and demand in case of a low dispatch of natural gas from gas-fired power plants.

In 2012, we renegotiated some existing long-term natural gas sales contracts with local distribution company of natural gas in order to promote adjustments tailored to specific market demands, encompassing term extensions for some contracts, prolonging our natural gas procurement portfolio.  We continued offering contracts for short-term volumes through electronic auctions.

The table below shows our future gas supply commitments from 2013 to 2017, including sales to both local gas distribution companies and gas-fired power plants.

Future Commitments under Natural Gas Sales Contracts, mmm3/d
	2013	2014	2015	2016	2017
To local gas distribution companies:
Related parties(1)	19.16	21.07	20.51	21.24	21.65
Third parties	16.84	16.90	16.93	16.93	16.93
To gas-fired power plants:
Related parties(1)	6.79	4.66	2.52	2.54	2.59
Third parties	6.55	7.93	8.27	8.32	8.60
Total(2)	49.34	50.56	48.23	49.03	49.77
Estimated contract revenues (U.S.$ billion)(3)(4)	6.4	6.9	7.0	7.1	7.4

(1)                  For purposes of this table, “related parties” include all local gas distribution companies and power generation plants in which we have an equity interest and “third parties” refer to those in which we do not have an equity interest.

(2)                  Estimated volumes are based on “take or pay” agreements in our contracts, expected volumes and contracts under negotiation (including renewals of existing contracts), not maximum sales.

(3)                  Figures show revenues net of taxes.  Estimates are based on outside sales and do not include internal consumption or transfers.

(4)                  Prices may be adjusted in the future and actual amounts may vary.

Short-Term Natural Gas Sales

In 2009, we contributed to the development of a short-term market for natural gas sales, focusing on the industrial market.  Sales under these short-term contracts were accomplished by an electronic auction system. These auctions commercialized natural gas volumes reserved for but not otherwise utilized by local gas distributors, and allowed us to offer to end users more competitive prices.

Since October 2012 we have revised the auction so that one short-term contract will regulate all operations of sales during an one-year period.   On average, 4.4 mmm³/d of natural gas were sold under short-term contracts in 2009, with volumes reaching 7.8 mmm³/d in 2010 and 6.7 mmm³/d in 2011.  In 2012, the average volumes of natural gas delivered under this new agreement was 6.6 mmm³/d, with a delivery record of 7.3 mmm³/d in October 2012.

Fertilizers

We are expanding production of nitrogenous fertilizers in order to meet the growing needs of Brazilian agriculture, to substitute for imports, and to expand the market for the growing production of our associated natural gas.

Our fertilizer plants in Bahia and Sergipe produce ammonia and urea for the Brazilian market.

The table below shows our ammonia and urea sales, and revenues for each of the past three years:

Ammonia and Urea (ton)
	2012	2011	2010
Ammonia	229,575	240,665	235,729
Urea	848,000	831,462	772,059
Revenues (U.S.$ million)	571	605	421

We are currently building four additional facilities:

•      Sergipe, with the ability to sell 303,000 t/y of ammonium sulfate from 226 t/d of ammonia, expected to start up in May 2013;

•      UFN III, with the ability to sell 1.2 million t/y of urea and 70 thousand t/y of ammonia from 2.2 mmm3/d of natural gas, expected to start up in September 2014;

•      UFN V, with the ability to sell 519,000 t/y of ammonia from 1.3 mmm3/d of natural gas, expected to start up in November 2016; and

•      UFN IV, with the ability to sell 755,000 t/y of urea and 721,000 t/y of methanol from 3.5 mmm3/d of natural gas, expected to start up in July 2018. 42,000 t/y of melamine will be produced from the foregoing quantity of urea, and 211,000 t/y of acetic acid and 26,000 t/y of formic acid will be produced from the foregoing quantity of methanol.

Power

Brazilian electricity needs are mainly supplied by hydroelectric power plants (84,463 MW of installed capacity) which corresponds to 69% of Brazil’s generation capacity. Hydroelectric power plants are dependent on the annual level of rainfall, i.e., in the years where rainfall is abundant, the Brazilian hydroelectric power plants will generate more electricity and consequently less generation from thermoelectric power plants will be demanded.  In 2012, hydroelectric power plants in Brazil generated 50,225 MWavg, which corresponded to 86% of Brazil’s total electricity needs (58,401 MWavg).

The total installed capacity of the Brazilian National Interconnected Power Grid (Sistema Interligado Nacional—SIN) in 2012 was of 122,561 MW. Of this total, 6,235 MW (or 5%) was available from 19 thermoelectric plants which we control. These plants are designed to supplement power from the hydroelectric  power plants. In 2012, we invested U.S.$387.8 million (R$760.0 million) in our power business segment.

Hydroelectric generation capacity is supplement by other sources of energy (biomass, wind, coal, nuclear and natural gas).  Total electricity generated by these sources averaged 8,176 MW in 2012, of which Petrobras’ thermoelectric power plants contributed 2,699 MWavg, as compared to 653 MWavg in 2011. Most of our generation occurred in the fourth quarter when we averaged 5,279 MWavg of generation due to reduced rainfall affecting hydroelectric generation in this period.

Electricity Sales and Commitments for Future Generation Capacity

Under Brazil’s power pricing regime, a power plant may sell only electricity that is certified by the MME and which corresponds to a fraction of its installed capacity. This certificate is granted to ensure a constant sale of commercial capacity over the course of years to each power plant, given its role within Brazil’s system to supplement hydroelectricity power during periods of unfavorable rainfall. The amount of certified capacity for each power plant is determined by its expected capacity to generate energy over time.

The totality of the capacity certified by the MME (garantia física) may be sold through long term contracts in auctions to power distribution companies (standby availability), long term bilateral contracts executed with free customers and to attend the energy needs of our own facilities.

In exchange for selling this certified capacity, the thermoelectric power plants shall produce energy whenever requested by the national operator (ONS).  In addition to a capacity payment,  thermoelectric power plants also receive from the Electric Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica, or “CCEE”) reimbursement for its variable costs (previously declared to MME to calculate its commercial certified capacity) incurred whenever they are called to generate electricity.

For the year of 2012, the commercial capacity certified by MME for all thermoelectric power plants controlled by us was of  4,146 MWavg, although our total  generating capacity was  6,235 MWavg in 2012. Of the total 4,438 MWavg of commercial capacity available (capacidade comercial disponível or  lastro) for sale in 2012, approximately 38% was sold as standby availability in auctions and approximately 62% was  committed under bilateral contracts and self-production.

Under the terms of standby availability contracts, we are compensated a fixed amount whether or not we generate any power. Additionally, whenever we have to deliver energy under such standby availability contracts, we receive an additional compensation for the energy delivered that is set on the date of the auction and is annually revised based on an inflation-adjusted fuel oil basket.

In addition, in the new energy auction (Leilão de Energia Nova) held on August 17, 2011, we committed to sell 416.4 MWavg from our Baixada Fluminense plant for the period of March 2014 through December 2033. In 2012, we acquired the Camaçari Polo de Apoio I (Arembepe) and Camaçari Muricy I (Muricy) oil-fired thermoelectric power plants. In the new energy auction held on June 26, 2006, each of them committed to sell 101 MWavg for the period of January 2009 through December 2023.

Our future commitments under bilateral contracts and self-production are of 2,753 MWavg in 2013, 2,420 MWavg in 2014 and 2,407 MWavg in 2015.  The agreements will run off gradually, with the last contract expiring in 2028.  As existing bilateral contracts run-off, we will sell our remaining certified commercial capacity under short and medium-term bilateral contracts,  in new auctions to be conducted  by MME or in the spot market.

The table below shows the evolution of our thermoelectric power plants installed capacity and the associated certificated commercial capacity.

Installed Power Capacity, Certified Commercial Capacity
	2010	2011	2012	2013	2014	2015
Installed power capacity and utilization
Installed capacity (MW)	5,277	5,806	6,235	6,323	6,379	6,379
Certified commercial capacity (MWavg)	3,619	3,777	4,146	4,342	4,266	4,421
Purchases (MWavg)	234	214	292	209	203	200
Commercial capacity available (Lastro) (MWavg)	3,853	3,991	4,438	4,551	4,469	4,621

The table below shows the allocation of our sales volume between our customers and our revenues for each of the past three years:

Volumes of Electricity Sold (MWavg)
	2012	2011	2010
Total sale commitments	4,438	3,991	3,853
Bilateral contracts	2,318	2,000	2,024
Self-production	423	395	438
Auctions to distribution companies	1,697	1,596	1,391
Generation volume	2,699	653	1,837
Revenues (U.S.$ million)	3,755	2,366	2,752

Renewable Energy

We have invested, alone and in partnership with other companies, in renewable power generation sources in Brazil including wind and small hydroelectric plants.  Our net interests are equivalent to 316.5 MW of hydroelectric capacity and 105.8 MW of wind capacity.  We and our partners sell energy from these plants directly to the Brazilian federal government via the renewable energies incentive program (PROINFA) and the 2009 “reserve energy” auctions.

International

International Key Statistics
	2012	2011	2010
	(U.S.$ million)
International:
Sales revenues	17,929	16,956	13,519
Income (loss) before income taxes	1,933	2,117	1,053
Total assets at December 31	18,735	19,427	16,958
Capital expenditures and investments	2,572	2,631	2,712

We have operations in 21 countries outside of Brazil, encompassing all phases of the energy business.  The primary focus of our international operations is to:

•         Use our technical and geoscientific knowledge, acquired while operating in offshore Brazil, in areas that exhibit similar characteristics and with large reserves potential, such as West Africa and the Gulf of Mexico; and

•         Focus on the gas and power business to complement the natural gas supply to the Brazilian market.

International Upstream Activities

Most of our international activities are in exploration and production of oil and gas.  We have long been active in Latin America.  In the Gulf of Mexico and West Africa, we focus on opportunities to leverage the deepwater expertise we have developed in Brazil.  We have preliminary exploratory efforts underway in other regions.

In 2012, our net production outside Brazil averaged 143.6 mbbl/d of crude oil and NGLs and 651.1 mmcf/d (18.4 mmm3/d) of natural gas, representing 10% of our total production on a barrels of oil equivalent basis.

The table below shows our main exploration and production projects being developed worldwide, as of December 31, 2012. Additional information about certain of these projects and our exploration and production activities is provided in the text that follows.

Main International Exploration and Production Assets in Development
Countries		Main projects in development	Phase	Operated by	Petrobras interest (%)
South America
1	Argentina(1)	Sierra Chata El Tordillo Santa Cruz I Oeste 25 de Mayo – Medanito Rio Neuquen Santa Cruz I El Mangrullo Entre Lomas	Production Production Production Production Production Production Production Production	Petrobras Partner Petrobras Petrobras Petrobras Petrobras Petrobras Petrobras	46 36 50 100 100 71 100 77
2	Bolivia	San Alberto San Antonio Itaú	Production Production Production	Petrobras Petrobras Petrobras	35(2) 35(2) 30(2)
3	Colombia	Guando Yalea Espinal Balay 1 Tayrona Cebucan	Production Production Production Development Exploration Exploration	Petrobras Partner Petrobras Petrobras Petrobras Petrobras	15 50 33 45 40 50
4	Peru	Lote 10 Lote 57 Lote 58	Production Development Exploration	Petrobras Partner Petrobras	100 46.16 100

5	Uruguay	Block 3 Block 4	Exploration Exploration	Partner Petrobras	40 40
6	Venezuela	Oritupano-Leona Acema La Concepción Mata	Production Production Production Production	Partner Partner Partner Partner	22(3) 34(3) 36(3) 34(3)
North America
7	Mexico	Cuervito Fronterizo	Production Production	Petrobras Petrobras	45(4) 45(4)
8	U.S.	Cascade Chinook Coulumb (MC-613) Cottonwood St. Malo Tiber Stones Gila Logan	Production Production Production Production Development Exploration Development Exploration Exploration	Petrobras Petrobras Partner Petrobras Partner Partner Partner Partner Partner	100 66.67 33.33 100 25 20 25 20 35
		Lucius	Exploration	Partner	9.6
Africa
9	Angola	Block 2/85 Block 6/06 Block 18/06 Block 26	Production Exploration Exploration Exploration	Partner Petrobras Petrobras Petrobras	27.5 40 30 40
10	Benin	Block 4	Exploration	Partner	35
11	Gabon	Ntsina Marin Mbeli Marin	Exploration Exploration	Partner Partner	50 50
12	Namibia	2714A	Exploration	Petrobras	30
13	Nigeria	Akpo Agbami Egina Egina South Preowei	Production Production Development Exploration Exploration	Partner Partner Partner Partner Partner	20 12.5 20 20 20
14	Tanzania	Block 5 Block 6	Exploration Exploration	Petrobras Petrobras	50 50
		Block 8	Exploration	Petrobras	50
Europe
15	Portugal	Peniche Alentejo	Exploration Exploration	Petrobras Petrobras	50 50

(1)             All Argentine exploration and production projects are held through our indirect 67.2% share in Petrobras Argentina S.A. (PESA).

(2)             Production-sharing contract, under which Petrobras’ expenditures are reimbursed only if exploration results in economically viable oil discoveries.

(3)             Joint venture through Petrobras Argentina S.A. (PESA).

(4)             Non-risk service contract, under which Petrobras’ expenditures are reimbursed regardless of whether exploration results in economically viable oil discoveries.

During 2012, our capital expenditures and investments for international exploration and production totaled U.S.$2.34 billion, representing 10% of our total exploration and production capital spending.

South America

We are present in Argentina, Bolivia, Colombia, Peru, Venezuela and Uruguay.  In 2012, our average net production from South America (outside of Brazil) was 188.2 mboe/d, or 75% of our international production.  Reserves in the region represent 62% of our international reserves.  Our most significant natural gas production operations outside of Brazil are located in Argentina and Bolivia, where we produced an average 618.3 mmcf/d (17.5 mmm3/d) of natural gas in 2012, or 95% of our international production.

Our largest operating region outside Brazil is Argentina, where we operate primarily through our 67.2% interest in Petrobras Argentina S.A., or PESA.  Our main oil production is concentrated in the Medanito, Entre Lomas, El Tordillo, La Tapera – Puesto Quiroga and Puesto Hernández fields, and our main gas production is concentrated in the El Mangrullo, Río Neuquém fields in the Neuquém basin and Santa Cruz I fields in the Austral basin.  As of May 2012, after a corporate reorganization, PESA has a 58.9% interest in Petrolera Entre Lomas S.A. (PELSA), whose main oil production is concentrated in the Entre Lomas field. In the second half of 2012, Petrobras announced reserves discoveries in the Estancia Agua Fresca and in the Estancia Campos fields, both in the province of Santa Cruz, with estimated reserves of 6 million boe and 11 million boe, respectively.

In Bolivia, our production comes principally from the San Alberto, San Antonio and Itaú fields.  Following enactment of the Bolivian government’s May 1, 2006 nationalization of hydrocarbons, we entered into new production-sharing contracts under which we continue to operate the fields, but are required to make all hydrocarbon sales to YPFB with the right to recover our costs and participate in profits.  On January 25, 2009, Bolivia adopted a new constitution that prohibits private ownership of the country’s oil and gas resources.  As a result, we were not able to include any of our Bolivian proved reserves in our consolidated proved reserves since year-end 2009.  We continue to report production from our operations in Bolivia under our existing contracts in that country.

In Colombia, our production during 2012 was originated mainly from the Guando and Espinal blocks. Our portfolio in Colombia also includes the Canada Norte and Balay blocks, currently in its development stage, and the Cebucan and Tayrona blocks, among others, which are currently in the exploratory stage. In the second half of 2012, we confirmed the presence of approximately 23.9° API oil in the Guando SW1 well located in the Boqueron block. In October 2012, we began the long duration test. We will resume tests to evaluate the potential of discovery.

In Venezuela, we are present through four joint ventures with subsidiaries of Petróleos de Venezuela S.A., or PDVSA, which hold production rights and in which we hold minority interests.  PDVSA is the majority holder and operator.

In Peru, our production during 2012 was originated from Lote 10. Our portfolio in Peru also includes Lote 57 and Lote 58. Lote 57 comprises the Kinteroni Gas Project, currently in its development stage, and another component of Lote 57 currently in the exploratory stage. The Lote 58 is in exploratory stage, but we made three successive discoveries with gas potential, in 2009 at the Urubamba prospect, in 2010 at Picha prospect and in 2011 at the Taini prospect. Currently we are waiting the completion of the Paratori-4X well to evaluate its potential.

In Uruguay, we have interest in two explorations offshore blocks since 2009 through a consortium between us, YPFB and Galp Energia. These offshore blocks are located in the Punta del Este Basin in water depths ranging from 15 to 3,500 meters.

North America

In the United States,  we focus on deepwater fields in the Gulf of Mexico.  As of December 31, 2012, we held interests in 170 offshore blocks, 118 of which we operate.  Our production in the United States during 2012 was originated mainly from the Cascade and Coulumb fields. The Cascade and Chinook fields began oil production in February 2012 and September 2012, respectively. These projects are the first Gulf of Mexico operation to use a FPSO.  Other assets include the Saint Malo, Stones and Lucius blocks, which are currently in the development stage, and Gila, Tiber and Logan, among others, which are currently in the exploratory stage.

We have held non-risk service contracts through our joint venture with PDT Servicios Multiples SRL for the Cuervito and Fronterizo Blocks in the Burgos Basin of Mexico  since 2003.  Under these service contracts, we receive fees for our services, but any producing wells and production are transferred to the Mexican national oil company Petróleos Mexicanos, or Pemex.

Europe

Under two concession agreements we are analyzing seismic data related to the Peniche and Alentejo Basins offshore Portugal.

Africa

In Angola, our production in 2012 was originated from Block 2, which we do not operate. Petrobras operates blocks 6/06, 18/06 and 26, all in exploratory phase.

In Benin, we completed a 3D seismic study and will drill the first well in Block 4 in 2013, which covers an area of approximately 7,400 km² and has water depths ranging from 200 to 3,200 meters (656 to 10,498 feet).

In Gabon, we are performing a 3D seismic study in the Ntsina Marin and Mbeli Marin blocks, with water depths up to 2,200 meters (7,217 feet).

In Namibia, we drilled the first well but have made no discovery. We are currently evaluating the remaining potential of Block 2714A.  This block is located in offshore Southern Namibia and covers an area of approximately 5,500 km2 (1.4 million acres) in water depths from 150 to 1,500 meters (492 to 4,921 feet).

In Nigeria, our production was originated from the Agbami and Akpo fields, and we also have an interest in the Egina field project, currently in its development stage while the Preowei and Egina South fields are under appraisal.

In Tanzania, we operate three offshore exploration blocks, Blocks 5, 6 and 8, and are performing 3D seismic studies.

Oceania

In New Zealand, we halted activities as the 2D seismic survey did not identify economic potential reserves of oil and gas in the Raukumara Basin.

Other International Activities

Our other international activities, including refining, petrochemicals, distribution and gas and power activities, are described below.

South America

We have integrated operations in Argentina, where we participate across the energy value chain.  We own, through our interest in PESA, the Bahia Blanca Refinery, with a capacity of 30.5 mbbl/d.  We also hold an interest in the Refinor/Campo Duran Refinery and in two petrochemical plants in Argentina.  We own 271 retail service stations.  We also own two electricity power plants,  Pichi Picún Leufú (hydrogeneration) and Genelba (combined cycle), as well as interest in a natural gas transportation company called TGS (Transportadora Gas del Sur), and in Mega Company, a natural gas separation facility.

In January 2013, PESA sold to Hidroeléctrica Piedra del Águila S.A. and La Plata Cogeneración S.A. all the shares of Petrobras Electricidad de Argentina S.A., or PEDASA and Petrobras Finance Bermuda Ltd., or PFB, for an amount of U.S.$35 million. PEDASA and PFB hold a 38.5% and 10% interest, respectively, in Distrilec, which holds a 56.36% interest in Empresa Distribuidora Sur S.A. (Edesur), an energy marketer company.

In Bolivia, we operate gas fields that supply gas to Brazil and Bolivia.  We hold an 11% interest in GTB, owner of the Bolivian section of the Bolivia-to-Brazil (BTB) pipeline that transports natural gas we produce in Bolivia to the Brazilian market.  We also hold a 44.5% interest in Transierra S.A., which owns the Yacuiba-Rio Grande gas pipeline (Gasyrg) linking the San Alberto, San Antonio and Itaú fields to the BTB pipeline.

In Chile, our assets comprise 243 service stations, the distribution and sales of fuel at 11 airports and a lubricant plant.

In Colombia, our assets comprise 91 service stations and a lubricant plant.

In Paraguay, our assets comprise 173 service stations, the distribution and sales of fuel at two airports and one LPG refueling plant.

In Uruguay, we have fuel distribution operations, with 88 service stations.  We also market marine products, asphalt and aviation products and distribution.

The portfolio of our Gas segment includes two gas distribution companies in Uruguay, namely, Distribuidora de Gas Montevideo S.A (with retail sales in Montevideo) and Conecta S.A. (with national commercial sales).  See “—Gas and Power”.

North America

In the United States, we own 100% of the Pasadena Refining System, or PRSI, and 100% of PRSI’s related trading company - PRSI Trading Company. On June 29, 2012, we executed an agreement to settle all existing disputes  with the Transcor/Astra group, which controls Astra Oil Trading NV (Astra). The lawsuits stemmed from the partnership period between Astra and Petrobras America, Inc., or PAI, our indirect subsidiary in the United States, in PRSI and PRSI Trading Company. The agreement also ended the litigation relating to the arbitration award that had recognized Astra’s put option of its ownership interest in PRSI and PRSI Trading Company, which forced PAI to purchase said ownership interest. In the settlement, PAI paid the put option value set by an arbitral award dated April 10, 2009, plus interest and other legal expenses, totaling U.S.$820.5 million. This amount was already provisioned for payment, almost in full, in our audited consolidated financial statements at year-end 2009, 2010 and 2011. The remaining amount of approximately U.S.$70 million was included in our results of operations for the second quarter of 2012.

Asia

In Japan, we own the Nansei Sekiyu Kabushiki Kaisha (NSS) refinery in Okinawa, which currently produces refined products such as gasoline, diesel, fuel oil and jet fuel.

Biofuels

Biofuels Key Statistics
	2012	2011	2010
	(U.S.$ million)
Biofuel:
Sales revenues	455	320	272
Income (loss) before income taxes	(156)	(151)	(77)
Total assets at December 31	1,248	1,289	1,133
Capital expenditures	147	294	664

Brazil is a global leader in the use and production of biofuels.  Today, 83.1% of new light vehicles sold in Brazil have flexfuel capability, and service stations offer a choice of 100% ethanol and an ethanol/gasoline blend.

Biodiesel

Since January 2010, all diesel fuel sold in Brazil is required to have at least 5% biodiesel. We supply 20.2% of Brazil’s biodiesel and we act as a market catalyst by securing and blending biodiesel supplies and furnishing these to smaller distributors as well as our own service stations.  We directly own three biodiesel plants and through our 50% interest in BSBIOS Energia Renovável S.A. (BSBIOS) we own two additional plants.  The biodiesel production capacity of these five plants totals 13.1 mbbl/d, ranking us amongst the five main biodiesel producers in Brazil.

Ethanol

Due to our ownership interest in Guarani S.A. (Guarani), Brazil’s third largest sugarcane processor, Nova Fronteira Bioenergia S.A. (Nova Fronteira) and Total Agroindústria Canavieira S.A. (Total Agroindústria), we also have presence in the whole ethanol production chain in the production and distribution of ethanol and selling the exceeding electricity generated from sugarcane bagasse burn. We have all necessary infrastructure for the distribution and export of ethanol.

In 2012, we invested approximately U.S.$104.0 million (R$212.5 million) in Guarani, increasing our interest to 35.76% from 31.44%.

Through our affiliated companies Total Agroindústria, Nova Fronteira and Guarani, we also own ethanol plants situated in the States of Minas Gerais, São Paulo and Goiás and also an ethanol plant in Mozambique, Africa. These affiliated companies’ total milling capacity in the 2012/2013 harvest amounted to 22.5 mmt of sugarcane, and the total ethanol and sugar production capacity of our affiliate companies amounted to  14.2 mbbl/d and 1.6 mmt respectively. These affiliated entities sold 535GWh of exceeding electricity generated during the 2012/2013 harvest.

In 2012, we exported 545 mbbl/y of ethanol, 2.84% of Brazil’s total ethanol exports, which consisted mainly of industrial and hydrous ethanol exported to Asia.  In addition, we also increased the volume of ethanol bought outside of Brazil, which reached a volume of 416 mbbl/y.

Corporate

Corporate Key Statistics
	2012	2011	2010
	(U.S.$ million)
Corporate:
Income (loss) before income taxes	(6,999)	(5,003)	(3,572)
Total assets at December 31	39,125	45,777	53,631
Capital expenditures and investments	747	729	839

Our Corporate segment comprises activities that cannot be attributed to other segments, including corporate financial management, central administrative overhead and actuarial expenses related to our pension and medical benefits for retired employees and their dependents.  As of 2011, the results of our Biofuel segment have been presented separately from our Corporate segment. The 2010 financial information related to our Corporate and Biofuel segments was reclassified accordingly.

Organizational Structure

We have 39 direct subsidiaries as listed below. 32 are incorporated under the laws of Brazil and seven are incorporated abroad (including PifCo).  We also have indirect subsidiaries, including PGF. See Exhibit 8.1 for a complete list of our subsidiaries, including their full names, jurisdictions of incorporation and our percentage equity interest.

Property, Plant and Equipment

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

Regulation of the Oil and Gas Industry in Brazil

Concession Regime for Oil and Gas

Under Brazilian law, the Brazilian federal government owns all crude oil and natural gas subsoil accumulations in Brazil.  The Brazilian federal government holds a monopoly over the exploration, production, refining and transportation of crude oil and oil products in Brazil and its continental shelf, with the exception that companies that were engaged in refining and distribution in 1953 were permitted to continue those activities.  Between 1953 and 1997, we were the Brazilian federal government’s exclusive agent for exploiting its monopoly, including the importation and exportation of crude oil and oil products.

As part of a comprehensive reform of the oil and gas regulatory system, the Brazilian Congress amended the Brazilian Constitution in 1995 to authorize the Brazilian federal government to contract with any state or privately-owned company to carry out upstream, oil refining, cross-border commercialization and transportation activities in Brazil of oil, natural gas and their respective products.  On August 6, 1997, Brazil enacted Law No. 9,478, which established a concession-based regulatory framework, ended our exclusive right to carry out oil and gas activities, and allowed competition in all aspects of the oil and gas industry in Brazil.  Since that time, we have been operating in an increasingly deregulated and competitive environment.  Law No. 9,478 also created an independent regulatory agency, the ANP, to regulate the oil, natural gas and renewable fuel industry in Brazil, and to create a competitive environment in the oil and gas sector.  Effective January 2, 2002, Brazil deregulated prices for crude oil, oil products and natural gas.

Law No. 9,478 established a concession-based regulatory framework and granted us the exclusive right to exploit crude oil reserves in each of our producing fields under the existing concession contracts for an initial term of 27 years from the date when they were declared commercially profitable.  These are known as the “Round Zero” concession contracts. This initial 27-year period for production can be extended at the request of the concessionaire and subject to approval from the ANP.  Law No. 9,478 also established a procedural framework for us to claim exclusive exploratory rights for a period of up to three years, later extended to five years, to areas where we could demonstrate that we had made commercial discoveries or exploration investments prior to the enactment of the Law No. 9,478.  In order to perfect our claim to explore and develop these areas, we had to demonstrate that we had the financial capacity to carry out these activities, either alone or through other cooperative arrangements.  Starting in 1999, all areas not already subject to concessions became available for public bidding conducted by the ANP.  All the concessions that we have obtained since such time were obtained through participation in public bidding rounds.

Taxation under Concession Regime for Oil and Gas

According to the Law No. 9,478 and under our concession agreements for exploration and production activities with ANP, we are required to pay the government the following:

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

•         Special participation charges at a rate ranging from 0 to 40% of the net income derived from the production of fields that reach high production volumes or profitability, according to the criteria established in the applicable legislation. Net revenues are gross revenues less royalties paid, investments in exploration, operational costs and depreciation adjustments and applicable taxes.  The Special Participation Tax uses as a reference international oil prices converted to reais  at the current exchange rate. In 2012, we paid this tax on 19 of our fields, namely Albacora, Albacora Leste, Barracuda, Cachalote, Canto do Amaro, Caratinga, Carmópolis, Espadarte, Jubarte, Leste do Urucu, Lula, Manati, Marlim, Marlim Leste, Marlim Sul, Pampo, Rio Urucu, Roncador and Frade (operated by Chevron); and

•         Royalties, to be established in the concession contracts at a rate ranging between 5% and 10% of gross revenues from production, based on reference prices for crude oil or natural gas established by Decree No. 2,705 and ANP regulatory acts.  In establishing royalty rates in the concession contracts, the ANP also takes into account the geological risks and expected productivity levels for each concession.  Virtually all of our crude oil production is currently taxed at the maximum royalty rate.

Law No. 9,478 also requires concessionaires of onshore fields to pay to the owner of the land a participation fee that varies between 0.5% and 1.0% of the sales revenues derived from the production of the field.

Production-Sharing Contract Regime for Unlicensed Pre-Salt and Potentially Strategic Areas

Discoveries of large petroleum and natural gas reserves in the pre-salt areas of the Campos and Santos Basins prompted a change in the legislation regarding oil and gas exploration and production activities.

In 2010, three new laws were enacted to regulate exploration and production activities in pre-salt and other potentially strategic areas not subject to existing concessions:  Law No. 12,351, Law No. 12,304, and Law No. 12,276.  The enacted legislation does not impact the existing pre-salt concession contracts, which cover approximately 28% of the pre-salt areas.

Law No. 12,351, enacted on December 22, 2010, regulates production-sharing contracts for oil and gas exploration and production in pre-salt areas not under concession and in potentially strategic areas to be defined by the CNPE.  Under the production-sharing regime, we will be the exclusive operator of all blocks.  The exploration and production rights for these blocks can either be granted to us on an exclusive basis or, in the case where they are not awarded to us on an exclusive basis, they will be offered under public bids.  If offered under public bids, we would still be required to participate as the operator, with a minimum interest to be established by the CNPE that would not be less than 30%, with the additional right, at our discretion, to participate in the bidding process to increase our interest in those areas.  Under the production-sharing regime, the winner of the bid will be the company that offers to the Brazilian federal government the highest percentage of “profit oil,” which is the production of a certain field after deduction of royalties and “cost oil,” which is the cost associated with oil production.  According to Law No. 12,351, we must accept the economic terms of the winning bid.

Law No. 12,734 became partially effective on November 30, 2012 and amended Law 12,351 establishing a royalty rate of 15% applicable to the gross production of oil and natural gas under future production sharing contracts. On March 14, 2013, an additional provision of Law 12,734/2012 became effective to change the existing rules about distribution of revenues from royalties imposed on oil and gas companies among the Brazilian federal government, states and municipalities. Under the new law, the percentage of the total royalties distributed to oil-producing states and municipalities was reduced and non-producing states and municipalities will from now on receive more revenues from royalties derived from oil and gas activities in Brazil. The royalties revenues redistribution under this law affects not only future concession agreements but also concession agreements that are currently in force. The validity of this law is currently being challenged before the Brazilian Supreme Court by oil-producing states and although it is uncertain whether the Supreme Court will uphold its validity on March 18, 2013, the Brazilian Supreme Court issued an injunction suspending the effects of the aforementioned law. It is also unclear if and how oil-producing states and municipalities would be compensated for their loss of revenues from oil and gas royalties. Although the new law does not increase the total amount of royalties payable by us, oil-producing states and municipalities may raise other applicable tax rates or create additional taxes to the oil and gas industry as a whole in order to compensate the revenue loss they will have as a result of the new law.

Law No. 12,304, enacted on August 2, 2010, authorizes the incorporation of a new state-run non-operating company that will represent the interests of the Brazilian federal government in the production-sharing contracts and will manage the commercialization contracts related to the Brazilian federal government’s share of the “profit oil.”  This new company will participate in operational committees, with a casting vote and veto powers, as defined in the contract, and will manage and control costs arising from production-sharing contracts.  Where production-sharing contracts are concerned, this new company will exercise its specific legal activities alongside the ANP, the independent regulatory agency that regulates and oversees oil and gas activities under all exploration and production regimes, and the CNPE, the entity that sets the guidelines to be applied to the oil and gas sector, including with respect to the new regulatory model.

Assignment Agreement (Cessão Onerosa) and Global Offering

Pursuant to Law No. 12,276, enacted on June 30, 2010, we entered into an agreement with the Brazilian federal government on September 3, 2010 (Assignment Agreement), under which the government assigned to us the right to conduct activities for the exploration and production of oil, natural gas and other fluid hydrocarbons in specified pre-salt areas, subject to a maximum production of five billion barrels of oil equivalent. The initial contract price for our rights under the Assignment Agreement was R$74,807,616,407, which was equivalent to U.S.$42,533,327,500 as of September 1, 2010.  See Item 10. “Material Contracts—Assignment Agreement.”

Natural Gas Law of 2009

In March 2009, the Brazilian Congress enacted Law No.11,909, or Gas Law, regulating activities in the gas industry, including transport, processing, storage, liquefaction, regasification and commercialization.  The Gas Law created a concession regime for the construction and operation of new pipelines to transport natural gas, while maintaining an authorization regime for pipelines subject to international agreements.  According to the Gas Law, after a certain exclusivity period, operators will be required to grant access to transport pipelines and maritime terminals, except LNG terminals, to third parties in order to maximize utilization of capacity.  Authorizations previously issued by the ANP for natural gas transport will remain valid for 30 years from the date of publication of the Gas Law, and initial carriers were granted exclusivity in these pipelines for 10 years.  The ANP will issue regulations governing third-party access and carrier compensation if no agreement is reached between the parties.

The Gas Law also authorized certain consumers, which can purchase natural gas on the open market or obtain their own supplies of natural gas, to construct facilities and pipelines for their own use in the event local gas distributors controlled by the states, which have monopoly over local gas distribution, do not meet their distribution needs.  These consumers are required to delegate the operation and maintenance of the facilities and pipelines to local gas distributors, but they are not required to sign gas supply agreements with the local gas distributors.

In December 2010, Decree No. 7,382 was enacted in order to regulate Chapter I to VI and VIII of the Gas Law as it relates to activities in the gas industry, including transportation and commercialization. Since the publication of this decree, various administrative regulations were enacted by the ANP and the MME in order to regulate various issues in the Gas Law and Decree No. 7,382 that needed to be further clarified.

Price Regulation

Until the passage of Law No. 9,478 in 1997, the Brazilian federal government had the power to regulate all aspects of the pricing of crude oil, oil products, ethanol, natural gas, electric power and other energy sources.  In 2002, the government eliminated price controls for crude oil and oil products, although it retained regulation over certain natural gas sales contracts and electricity.  Also in 2002, the Brazilian federal government established an excise tax on the sale and import of crude oil, oil products and natural gas products (Contribuição de Intervenção no Domínio Econômico, Contribution for Intervention in the Economic Sector, or CIDE) which is currently at 0% tax rate for gasoline, diesel, ethanol and other products. The Brazilian federal government has periodically used CIDE as a tool to maintain price stability to end consumers, primarily by decreasing the CIDE rate when we increase our prices to reflect higher international prices and vice versa.  In 2009, the Gas Law authorized the ANP to regulate prices for the use of gas transport pipelines subject to the new concession regime, based on a procedure defined in the Gas Law as a “chamada pública,” and to approve prices submitted by carriers, according to previously established criteria, for the use of new gas transport pipelines subject to the authorization regime.

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

•         Closing of establishments or operations; and

•         Forfeiture or suspension of participation in credit lines with official credit establishments.

We are subject to a number of administrative and legal proceedings relating to environmental matters.  See Item 8. “Financial Information—Legal Proceedings.” and Note 27 to our audited consolidated financial statements included in this annual report for a description of the legal and administrative proceedings to which we are subject.

In 2012, we invested approximately U.S.$1,498 million in environmental projects, compared to approximately U.S.$1,625 in 2011 and U.S.$1,377 million in 2010.  These investments were primarily directed at reducing emissions and wastes resulting from industrial processes, managing water use and effluents, remedying impacted areas, implementing new environmental technologies, upgrading our pipelines and improving our ability to respond to emergency situations.

Health, Safety and Environmental Initiatives

The protection of human health and the environment is one of our primary concerns, and is essential to our success as an integrated energy company.

As a result of an internal reorganization carried out in 2012, we have formalized the existence of an Environmental Committee composed of three members of our board of directors who are responsible for assisting our board the directors in the following matters:

•         Definition of strategic goals in relation to environmental matters;

•         Establishment of global policies related to the strategic management of environmental matters within Petrobras system;

•         Assess the conformity of Petrobras Strategic Plan to its global environmental policies, among others.

Our actions to address health, safety and environmental concerns and ensure compliance with environmental regulations involved an investment of approximately U.S.$2.6 billion in 2012 and included:

•         A HSE management system based on principles of sustainable development which seeks to minimize the impacts of operations and products on health, safety and the environment, reduce the use of natural resources and pollution, and prevent accidents;

•         ISO 14001 (environment) and OHSAS 18001 (health and safety) certification of our operating units.  As of December 2012, Petrobras had 88% of the total number of 295 certifiable sites in Brazil and abroad certified in accordance with the standards mentioned above.  All the oil refined in Brazil was processed by certified units. The Frota Nacional de Petroleiros (National Fleet of Vessels) has been fully certified by the International Maritime Organization (IMO) International Management Code for Safe Operation of Ships and for Pollution Prevention (ISM Code) since December 1997;

•         Regular and active engagement with the MME and IBAMA, in order to discuss  environmental issues connected with new oil and gas production and other transportation and logistical  aspects of our operations.

•         A new strategic goal seeking to maximize energy efficiency and reduce greenhouse gases emission intensity, which was approved by our board of executive officers in November 2010 along with a set of performance indicators with targets to monitor progress with respect to this new challenge.  Our objective is to reach excellence levels in the oil and gas industry and to contribute to business sustainability.

•         The HSE and Energy Efficiency in Investments project, which began in 2011 and aim at identifying opportunities, risks as well as ensuring the integration of health, safety, environment and energy efficiency (HSEE) aspects throughout the life cycle of new investment projects. Given the high volume of investments planned for the coming years, the project will benefit from the opportunity to increase our HSEE performance with lower marginal costs, contributing to the reduction of losses, to operational continuity and to a lower exposure to penalties and liabilities.

Every investment project is evaluated to confirm its compliance with all HSE requirements and adoption of the best HSE practices throughout the project’s life cycle.  In addition, we conduct more extensive environmental studies for new projects when required by applicable environmental legislation.

We are committed to reduce greenhouse gas emission intensity from our processes and products, as expressed in our 2020 Strategic Plan.  Our strategy focuses on energy efficiency, energy production from renewable sources and research and technological development.  This strategy aims both at improving business sustainability and mitigating the effects on climate change.

In 2012, we reduced gas flaring by 60.8% and recovered 91.2% of the associated natural gas produced, outperforming the previous year. By investing U.S.$29 million in energy efficiency projects, in addition to other investments in optimization and reliability, complemented by the introduction of changes in operational procedures, we were able to save 4 mboe/d of gas.

Environmental Remediation Plans and Procedures

As part of our environmental plans, procedures and efforts, we have developed detailed response and remediation contingency plans to be implemented in the event of an oil spill or leak from our offshore operations.  We have more than 600 trained workers available to respond to oil spills 24 hours a day, seven days a week, and we can mobilize additional trained workers for shoreline cleanups on short notice from a group of 5,000 trained environmental agents in the country.  While these workers are located in Brazil, they are also available to respond to an offshore oil spill outside of Brazil.  We also have stockpiles of the equipment needed to quickly and effectively contain offshore spills or leaks, including over 206 miles of containment and absorbent booms, 481 different oil skimmers, around 60,000 gallons of oil dispersants and 453 oil pumps.  Petrobras has 45 dedicated oil spill recovery vessels (OSRVs) fully equipped for oil spill control and fire fighting, as well as 261 additional support and recovery boats and barges available to fight offshore oil spills and leaks 24 hours a day, seven days a week.

We created 10 environmental protection centers in strategic areas in which we operate throughout Brazil in order to ensure rapid and coordinated response to onshore or offshore oil spills.  These regional facilities are supported by 13 local advanced bases dedicated to oil spill prevention, control and response.  Our environmental protection centers and their advanced bases would be mobilized in the event of a spill or leak at one of our offshore operations.  Each of our local and regional response centers is self-sufficient and available to respond either individually or jointly together with neighboring facilities depending on the severity and scale of the emergency.

Our capability to manage major accidents includes the availability of international logistics through sharing agreements with Oil Spill Response Organizations (OSROs). We have contracts signed with local emergency responders Clean Caribbean and Americas Cooperative and Oil Spill Response Limited, in order to ensure a global coverage regarding accidents management.  We maintain relationships with other major OSROs and oil companies as well. In addition, we are striving to ensure an appropriate assignment of government and industry roles in the context of major accidents as well as to contribute to the regulation of in situ burning operations and the subsea use of chemical dispersants.

In 2012, we conducted 51 emergency drills of regional and national scope with the Brazilian navy, the civil defense, firefighters, the military police, environmental organizations and local governmental and community entities.

We set up a Zero Spill Plan, aiming at optimizing management and reducing the risk of oil spill in our operations. This plan includes actions in the management, process and integrity areas and is currently under implementation in business areas and subsidiary companies.

The adoption of a new model of communication, processing and recording of oil spills made possible the daily monitoring of these incidents, their impacts and mitigation measures.

In 2012, we experienced oil spills totaling 2,436 barrels of crude oil, compared to 1,471 barrels of crude oil in 2011 and 4,200 barrels of crude oil in 2010.

The oil spill level in our upstream operations in 2012 was kept below 0.5 m3 per mmbbl produced. Data for 2011 compiled by the International Association of Oil & Gas Producers indicates that the industry average was 1.26 m3 of oil spilled per mmbbl produced. We continue to evaluate and develop initiatives to address HSE concerns and to reduce our exposure to HSE risks.

Insurance

Our insurance programs focus principally on the evaluation of risks and the replacement value of assets, which is customary for our industry.  Under our risk management policy, risks associated with our principal assets, such as refineries, tankers and offshore production units and drilling rigs, are insured for their replacement value with third-party Brazilian insurers.  Although some policies are issued in Brazil, most of our policies are reinsured abroad with reinsurers rated A- or higher by Standard & Poor’s rating agency or B+ or higher by A.M. Best.  Part of our international operations are insured or reinsured by our Bermudian subsidiary BEAR following the same rating criteria.

Less valuable assets, including but not limited to small auxiliary boats, certain storage facilities, and some administrative installations, are self-insured.  We do not maintain coverage for business interruption, except for a minority of our international operations and a few specific assets in Brazil.  We also do not maintain coverage for our wells for all of our Brazilian operations.  Although we do not insure most of our pipelines, we have insurance against damage or loss to third parties resulting from specific incidents, as well as oil pollution.  We also maintain coverage for risks associated with cargo, hull and machinery risk.  All projects and installations under construction that have an estimated maximum loss above U.S.$80 million are covered by a construction insurance policy.

We have operations in 21 countries outside Brazil and maintain varying levels of third-party liability insurance for our domestic and international operations as a result of a variety of factors, including our country risk assessments, whether we have onshore and offshore operations and legal requirements imposed by the particular country in which we operate.  We maintain insurance coverage for operational third-party liability with respect to our onshore and offshore activities, including environmental risks such as oil spills, in Brazil up to an aggregate policy limit of U.S.$250 million for a period of 18 months.  We also maintain additional protection and indemnity (P&I) marine insurance against third-party liability related to our domestic offshore operations up to an aggregate policy limit of up to U.S.$500 million for a period of 12 months.  In the event of an explosion or similar event at one of our offshore rigs in Brazil, these policies can provide combined third-party liability coverage of up to U.S.$750 million for a period of 12 months.

Our domestic and international operational third-party liability policies cover claims made against us by or on behalf of individuals who are not our employees in the event of personal injury or death, subject to the policy limits set forth above.  As a general rule, our service providers are required to indemnify us for a claim we pay directly to a third party as a result of a court decision holding us liable for the actions of that service provider. Our operational third-party liability policies also cover environmental damage from oil spills (including liability arising from an explosion or similar sudden and accidental event at one of our offshore rigs) as well as litigation, clean-up and remediation costs, but do not cover governmental fines or punitive damages.

We maintain separate “control-of-well” insurance policies at our international operations to cover liability arising from the uncontrolled eruption of oil, gas, water or drilling fluid, as well as to cover claims for environmental damage from well blow-outs and similar events as well as related clean-up costs, with aggregate policy limits up to U.S.$500 million for a period of 12 months depending on the country.  In the U.S. Gulf of Mexico, for example, we maintain third-party liability coverage up to an aggregate policy limit of U.S.$250 million for a period of 12 months, and control-of-well liability insurance up to U.S.$500 million for a period of 12 months.  Depending on the particular circumstances, either of these policies could apply in the event of an explosion or similar event at one of our offshore rigs in the U.S. Gulf of Mexico.

We do not maintain control-of-well insurance for our domestic operations onshore and offshore Brazil.  As a result, we would bear the costs of clean-up, decontamination and any proceedings arising out of a control-of-well incident.  Any loss of hydrocarbon containment from our domestic operations onshore and offshore that is not attributable to a control-of-well issue would be covered by either our Protection & Indemnity (P&I) insurance, with coverage of up to U.S.$500 million for our mobile offshore units, or our onshore-offshore liability policy, with coverage of up to U.S.$250 million.

The premium for renewing our domestic property risk insurance policy for an 18-month period commencing June 2012 was U.S.$97.5 million.  This represented a nominal increase of 12% considering the same preceding 12-month period.  The insured value of our assets, in the same period, increased by 17% to U.S.$142.6 billion.  The average rate for the period was 0.04567%, representing a decrease of 4.67% relative to the previous period.  Since 2001, our risk retention has increased and our deductibles may reach U.S.$80 million in certain cases.

Additional Reserves and Production Information

Production of crude oil and natural gas in Brazil is divided into onshore and offshore production, comprising 11% and 89% of total production in Brazil, respectively.  The Campos Basin is one of Brazil’s main and most prolific oil and gas offshore basins, with over 60 hydrocarbon fields discovered, eight large oil fields and a total area of approximately 115,000 km2 (28.4 million acres).  In 2012, the Campos Basin produced an average 1,618.3 mbbl/d of oil and 498.5 mmcf/d (13.2 mmm3/d) of associated natural gas, comprising 77% of our total production from Brazil. We also conduct limited oil shale mining operations in São Mateus do Sul, in the Paraná Basin of Brazil, and we use oil shale from these deposits to produce synthetic oil and gas. Our oil shale industrialization business unit does not utilize the fracking method or the hydraulic fracturing method for purposes of oil production given that they are not proper for this end.  We crush and subsequently heat in high temperatures all the shale we produce, obtaining a proper segregation of the products derived from such process. We do not inject any water or chemicals in the soil in connection with our oil shale mining operations.

On December 31, 2012, our estimated proved reserves of crude oil, condensate and natural gas in Brazil totaled 12.3 bnbbl of oil equivalent, including 10.5 bnbbl of crude oil and condensate and 274.1 bnm3 (10.3 tcf) of natural gas.  As of December 31, 2012, our domestic proved developed crude oil and condensate reserves represented 61% of our total domestic proved developed and undeveloped crude oil and condensate reserves, and our domestic proved developed natural gas reserves represented 66% of our total domestic proved developed and undeveloped natural gas reserves.  Total domestic proved crude oil and condensate reserves increased at an average annual rate of 3% in the last five years, and total natural gas proved reserves increased at an average annual rate of 1% over the same period.

We calculate reserves based on forecasts of field production, which depend on a number of technical parameters, such as seismic interpretation, geological maps, well tests, reservoir engineering studies and economic data.  All reserve estimates involve some degree of uncertainty.  The uncertainty depends primarily on the amount of reliable geological and engineering data available at the time of the estimate and the interpretation of that data.  Our estimates are thus made using the most reliable data and technology at the time of the estimate, in accordance with the best practices in the oil and gas industry and regulations promulgated by the Securities and Exchange Commission.

Internal Controls over Proved Reserves

The reserves estimation process begins with an initial evaluation of our assets by geophysicists, geologists and engineers.  Corporate Reserves Coordinators (Coordenadores de Reservas Corporativos, or CRCs) safeguard the integrity and objectivity of our reserves estimates by supervising and providing technical support to Regional Reserves Coordinators (Coordenadores de Reservas Regionais, or CRRs) who are responsible for preparing the reserves estimates.  Our CRRs and CRCs have degrees in geophysics, geology, petroleum engineering, accounting and economics and are trained internally and abroad in international reserves estimates seminars.  CRCs are responsible for compliance with Securities and Exchange Commission rules and regulations, consolidating and auditing the reserves estimation process.  The technical person primarily responsible for overseeing the preparation of our domestic reserves is a member of the SPE, with 23 years of experience in the field and has been with Petrobras for 29 years.  The technical person primarily responsible for overseeing the preparation of our international reserves is currently the chairman of the SPE—Brazil Section. He has seven years of experience in the field, a doctorate in reservoir engineering and has been with Petrobras for 33 years. Our reserves estimates are presented to our board of executive officers and submitted to the board of directors for final approval.

DeGolyer and MacNaughton (D&M) used our reserves estimates to conduct a reserves audit of 93% of the net proved crude oil, condensate and natural gas reserves as of December 31, 2012 from certain properties we own in Brazil. In addition, D&M used its own estimates of our reserves to conduct a reserves evaluation of 100% of the net proved crude oil, condensate, NGL and natural gas reserves as of December 31, 2012 from the properties we operate in Argentina.  Furthermore, D&M used our reserves estimates to conduct a reserves audit of 98% of the net proved crude oil, condensate and natural gas reserves as of December 31, 2012 from certain properties we operate in North and South America (other than Brazil and Argentina). The reserves estimates were prepared in accordance with the reserves definitions of Rule 4-10(a) of Regulation S-X of the SEC. For further information on our proved reserves, see “Supplementary Information on Oil and Gas Exploration and Production” beginning on page F-90. For disclosure describing the qualification of D&M’s technical person primarily responsible for overseeing our reserves audit and reserves evaluation, see Exhibit 99.1.

Changes in Proved Reserves

At year‐end 2012 compared to year‐end 2011, we added a net total of 588.0 mmboe to our domestic proved undeveloped reserves and 2.4 mmboe to our international proved undeveloped reserves, resulting in a net increase of 590.4 mmboe company‐wide. Thus, we had a total of 5,062.2 mmboe of proved undeveloped reserves company‐wide at December 31, 2012, compared to 4,471.8 mmboe of proved undeveloped reserves company-wide at December 31, 2011.

In Brazil, the net increase in our proved undeveloped reserves in 2012 compared to 2011 resulted from the 434.4 mmboe of extensions and discoveries in the pre-salt areas of the Santos Basin and in other areas of the Campos Basin, the 180.6 mmboe of technical revisions to previous estimates, the 26.2 mmboe of economic revisions to previous estimates and the 273.3 mmboe of improved recovery.  In addition, we converted a net total of 326.6 mmboe of our proved undeveloped reserves to proved developed reserves in Brazil in 2012, mainly through the drilling of several wells in existing production fields.

Outside Brazil, the net increase in our proved undeveloped reserves in 2012 compared to 2011 was mainly due to newly estimated reserves in the United States which was offset by the conversion of 71.3 mmboe of proved undeveloped reserves to proved developed reserves.

All reserves volumes described above are “net” to the extent that they only include Petrobras’ proportional participation in reserve volumes and exclude reserves attributed to our partners.

In 2012, we invested a total of U.S.$11.3 billion in development projects, of which approximately 89% (U.S.$10.1 billion) was invested in Brazil.

Most of our investments relates to long‐term development projects which are developed in phases due to the large volumes and extensions involved and deep and ultra‐deep water infrastructure and production resources complexity. In these cases, the full development of the reserves related to these investments can exceed five years.

In 2012, we converted a total of 397.9 mmboe of proved undeveloped reserves to proved developed reserves, approximately 82% (326.6 mmboe) of which were Brazilian reserves.

We had a total of 5,062.2 mmboe of proved undeveloped reserves company-wide at year‐end 2012, approximately 3% (134.3 mmboe) of which have remained undeveloped for five years or more as a result of several factors affecting development and production, including the inherent complexity of ultra‐deepwater developments projects, particularly in Brazil, and constraints in the capacity of our existing infrastructure.

The majority of the 134.3 mmboe of our proved undeveloped reserves that have remained undeveloped for five years or more consist of reserves in the Santos and Campos Basins, for which we are making investments to develop necessary infrastructure.

The following tables set forth our production of crude oil, natural gas, synthetic oil and synthetic gas by geographic area in 2012, 2011 and 2010:

Hydrocarbon Production by Geographic Area
	2012					2011					2010
	Oil (mbbl/d) (5)	Synthetic Oil (mbbl/d) (4)	Nat. Gas (mmcf/d) (1)	Synthetic Gas (mmcf/d) (1)(4)	Total (mboe/d)	Oil (mbbl/d)	Synthetic Oil (mbbl/d) (4)	Nat. Gas (mmcf/d)(1)	Synthetic Gas (mmcf/d) (1)(4)	Total (mboe/d)	Oil (mbbl/d)	Synthetic Oil (mbbl/d) (4)	Nat. Gas (mmcf/d) (1)	Synthetic Gas (mmcf/d) (1)(4)	Total (mboe/d)
Brazil:
Roncador field(2)	262.8	0.0	101.4	0.0	279.7	297.9	0.0	115.6	0.0	317.2	343.4	0.0	161.2	0.0	370.3
Other	1,714.3	3.0	1,249.8	1.1	1,925.8	1,721.1	2.8	1,075.5	1.4	1,903.3	1,657.1	3.6	805.3	1.9	1,795.2
Total Brazil	1,977.1	3.0	1,351.3	1.1	2,205.5	2,019.0	2.8	1,191.1	1.4	2,220.5	2,000.5	3.6	966.5	1.9	2,165.5
International:
South America (outside of Brazil)	76.4	0.0	629.9	0.0	181.4	77.4	0.0	569.4	0.0	172.3	80.2	0.0	553.3	0.0	172.4
North America	9.0	0.0	18.8	0.0	12.1	2.2	0.0	11.1	0.0	4.0	1.3	0.0	8.9	0.0	2.8
Africa	51.8	0.0	0.0	0.0	51.8	57.6	0.0	0.0	0.0	57.6	56.5	0.0	0.0	0.0	56.5
Total International	137.3	0.0	648.7	0.0	245.4	137.2	0.0	580.5	0.0	233.9	138.0	0.0	562.2	0.0	231.7
Total consolidated production	2,114.4	3.0	2,000.0	1.1	2,450.9	2,156.2	2.8	1,771.6	1.4	2,454.4	2,138.5	3.6	1,528.7	1.9	2,397.2
Equity and non-consolidated affiliates:(3)
South America (outside of Brazil)	6.4	0.0	2.4	0.0	6.8	7.7	0.0	3.5	0.0	8.3	7.5	0.0	4.2	0.0	8.2
Worldwide production	2,120.8	3.0	2,002.4	1.1	2,457.7	2,163.9	2.8	1,775.1	1.4	2,462.7	2,146.0	3.6	1,532.9	1.9	2,405.4

(1)                  Natural gas production figures are the production volumes of natural gas available for sale, excluding flared and reinjected gas and gas consumed in operations.

(2)                  Roncador field is separately included as it contains more than 15% of our total proved reserves.

(3)                  Companies in which Petrobras has a minority interest.

(4)                  We produce synthetic oil and synthetic gas from oil shale deposits in São Mateus do Sul, in the Paraná Basin of Brazil.

(5)                  Oil production includes LNG and production from extended well tests.

The following table sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas by region as of December 31, 2012.

Estimated Net Proved Developed and Undeveloped Reserves
Reserves category	Reserves
	Oil (mmbbl)	Natural gas (bncf)	Total oil and natural gas (mmboe)	Synthetic oil (mmbbl)(1)	Synthetic gas (bncf)(1)	Total synthetic oil and synthetic gas (mmboe)	Total oil and gas products (mmboe)
Proved developed:
Brazil	6,397.5	6,811.5	7,532.7	8.3	13.3	10.6	7,543.3
International
South America (outside of Brazil)	96.5	414.1	165.6	‒	‒	‒	165.5
North America	21.2	25.2	25.4	‒	‒	‒	25.4
Africa	77.8	35.8	83.7	‒	‒	‒	83.7
Total International	195.5	475.1	274.7	‒	‒	‒	274.7
Total consolidated proved reserves	6,593.0	7,286.6	7,807.4	8.3	13.3	10.6	7,818.0
Equity and non-consolidated affiliates
South America (outside of Brazil)	12.7	14.6	15.1	‒	‒	‒	15.1
Total proved developed reserves	6,605.7	7,301.2	7,822.5	8.3	13.3	10.6	7,833.1

Proved undeveloped:
Brazil	4,141.7	3,533.0	4,730.6	‒	‒	‒	4,730.6
International
South America (outside of Brazil)	78.9	669.5	190.5	‒	‒	‒	190.5
North America	52.8	42.5	59.9	‒	‒	‒	59.9
Africa	62.4	9.8	64.0	‒	‒	‒	64.0
Total International	194.2	721.8	314.5	‒	‒	‒	314.5
Total consolidated proved reserves	4,335.9	4,254.8	5,045.0	‒	‒	‒	5,045.0
Equity and non-consolidated affiliates
South America (outside of Brazil)	11.6	33.2	17.2	‒	‒	‒	17.2
Total proved undeveloped reserves	4,347.6	4,288.0	5,062.2	‒	‒	‒	5,062.2
Total proved reserves (developed and undeveloped)	10,953.3	11,589.2	12,884.7	8.3	13.3	10.6	12,895.3

____________

(1)                  Volumes of synthetic oil and synthetic gas from oil shale deposits in the Paraná Basin in Brazil have been included in our proved reserves in accordance with the SEC rules for estimating and disclosing reserve quantities.

The table below summarizes information about the changes in total proved reserves of our consolidated entities for 2012, 2011 and 2010:

Total Proved Developed and Undeveloped Reserves (consolidated entities only)
	Oil (mmbbl)	Natural gas (bncf)	Total oil and natural gas (mmboe)	Synthetic oil (mmbbl)	Synthetic gas (bncf)	Total synthetic oil and synthetic gas (mmboe)	Total oil and gas products (mmboe)
Reserves quantity information for the year ended December 31, 2012
January 1, 2012	10,774.2	12,367.8	12,835.5	8.6	13.4	10.8	12,846.3
Revisions of previous estimates	112.8	363.8	173.5	0.7	1.8	1.0	174.5
Improved recovery	343.8	(623.5)	239.9	‒	‒	‒	239.9
Purchases of minerals in situ	‒	‒	‒	‒	‒	‒	‒
Extensions and discoveries	435.8	295.3	485.0	‒	‒	‒	485.0
Production	(738.1)	(862.2)	(881.8)	(1.0)	(1.9)	(1.3)	(883.1)
Sales of minerals in situ	‒	‒	‒	‒	‒	‒	‒
December 31, 2012	10,928.5	11,541.2	12,852.1	8.3	13.3	10.6	12,862.6

Reserves quantity information for the year ended December 31, 2011
January 1, 2011	10,723.8	11,881.8	12,704.1	7.4	12.0	9.4	12,713.5
Revisions of previous estimates	613.6	998.3	780.0	2.4	3.3	2.9	783.0
Improved recovery	8.0	0.3	8.1	‒	‒	‒	8.1
Purchases of minerals in situ	‒	‒	‒	‒	‒	‒	‒
Extensions and discoveries	168.6	277.7	214.9	‒	‒	‒	214.9
Production	(739.8)	(790.3)	(871.5)	(1.2)	(1.9)	(1.5)	(873.0)
Sales of minerals in situ	‒	‒	‒	‒	‒	‒	‒
December 31, 2011	10,774.2	12,367.8	12,835.5	8.6	13.4	10.8	12,846.3

Reserves quantity information for the year ended December 31, 2010
January 1, 2010	10,262.2	10,982.5	12,092.6	6.8	5.6	7.8	12,100.4
Revisions of previous estimates	375.8	330.9	431.0	1.8	8.3	3.1	434.1
Improved recovery	29.7	15.1	32.2	‒	‒	‒	32.2
Purchases of minerals in situ	‒	‒	‒	‒	‒	‒	‒
Extensions and discoveries	804.6	1,284.6	1,018.7	‒	‒	‒	1,018.7
Production	(742.5)	(730.2)	(864.2)	(1.2)	(1.9)	(1.5)	(865.7)
Sales of minerals in situ	(6.0)	(1.1)	(6.2)	‒	‒	‒	(6.2)
December 31, 2010	10,723.8	11,881.8	12,704.1	7.4	12.0	9.4	12,713.5

____________

Natural gas production volumes used in this table are the net volumes withdrawn from Petrobras’ proved reserves, including flared gas consumed in operations and excluding reinjected gas.  Oil production volumes used in this table are net volumes withdrawn from Petrobras’ proved reserves and exclude LNG and production from extended well tests.  As a result, the oil and natural gas production volumes in this table are different from those shown in the production table above, which shows the production volumes of natural gas available for sale.

We do not have any material acreage expiry before 2025 with respect to our Brazilian onshore and offshore operations. We also do not have any material acreage expiry within the next three years of our leases or concessions with respect to our international operations.

The following tables show the number of gross and net productive oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage in which Petrobras had interests as of December 31, 2012.

Gross and Net Productive Wells and Gross and Net Developed and Undeveloped Acreage
	As of December 31, 2012
	Oil		Natural gas		Synthetic oil		Synthetic gas

Gross and net productive wells:(1)	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Consolidated subsidiaries
Brazil	8,359	8,355	263	257	0	0	0	0
International
South America (outside of Brazil)	6,477	5,010	388	284	0	0	0	0
North America	11	8	5	2	0	0	0	0
Africa	47	9	0	0	0	0	0	0
Total international	6,535	5,027	393	286	0	0	0	0
Total consolidated	14,894	13,382	656	543	0	0	0	0
Equity and non-consolidated affiliates:
South America (outside of Brazil)	422	115	0	0	0	0	0	0
Total gross and net productive wells	15,316	13,497	656	543	0	0	0	0
	As of December 31, 2012
	Oil		Natural gas		Synthetic oil		Synthetic gas
	(in acres)
Gross and net developed acreage:	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Brazil	4,092,865.4	3,825,801.0	401,748.5	384,994.1	1,346.0	1,346.0	0	0
International
South America (outside of Brazil)	506,989.3	376,518.1	3,118,673.8	2,344,739.4	0	0	0	0
North America	10,871.9	7,034.2	16,322.5	6,069.6	0	0	0	0
Africa	362,099.4	56,775.0	0	0	0	0	0	0
Total international	879,960.6	440,327.3	3,134,996.4	2,350,809.0	0	0	0	0
Total consolidated	4,972,826.0	4,266,128.3	3,536,744.9	2,735,803.1	1,346.0	1,346.0	0	0
Equity and non-consolidated affiliates:
South America (outside of Brazil)	127,173.2	29,879.3	9,457.6	3,216.8	0	0	0	0
Total gross and net developed acreage	5,099,999.2	4,296,007.5	3,546,202.5	2,739,019.9	1,346.0	1,346.0	0	0

	As of December 31, 2012
	Oil		Natural gas		Synthetic oil		Synthetic gas
	(in acres)
Gross and net undeveloped acreage:	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Brazil	932,389.0	753,223.0	262,322.1	260,549.7	0	0	0	0
International
South America (outside of Brazil)	167,624.6	122,641.8	2,195,260.1	1,148,853.6	0	0	0	0
North America	9,531.5	6,392.8	8,649.4	5,645.5	0	0	0	0
Africa	282,475.0	46,575.7	0	0	0	0	0	0
Total international	459,631.1	175,610.3	2,203,909.5	1,154,499.2	0	0	0	0
Total consolidated	1,392,020.1	928,833.3	2,466,231.6	1,415,048.9	0	0	0	0
Equity and non-consolidated affiliates:
South America (outside of Brazil)	278,176.3	68,113.3	70,307.7	22,877.7	0	0	0	0
Total gross and net undeveloped acreage	1,670,196.3	996,946.6	2,536,539.3	1,437,926.6	0	0	0	0
(1) A “gross” well or acre is a well or acre in which a working interest is owned, while the number of “net” wells or acres is the sum of fractional working interests in gross wells or acres.

The following table sets forth the number of net productive and dry exploratory and development wells drilled for the last three years.

Net Productive and Dry Exploratory and Development Wells
	2012	2011	2010
Net productive exploratory wells drilled:
Consolidated subsidiaries:
Brazil	44.7	31.9	60.1
South America (outside of Brazil)	4.0	3.3	3.7
North America	1.1	0.6	0.0
Africa	0.0	0.2	0.2
Other	0.0	0.0	0.7
Total consolidated subsidiaries	49.8	36.0	64.7
Equity and non-consolidated affiliates:
South America (outside of Brazil)	0.4	0.0	0.0
Total productive exploratory wells drilled	50.2	36.0	64.7
Net dry exploratory wells drilled:
Consolidated subsidiaries:
Brazil	42.2	50.8	39.5
South America (outside of Brazil)	3.0	0.9	2.6
North America	0.5	0.0	0.0
Africa	0.7	0.5	1.7
Other	0.0	0.0	0.0
Total consolidated subsidiaries	46.4	52.2	43.8
Equity and non-consolidated affiliates:
South America (outside of Brazil)	0.0	0.0	0.0
Total dry exploratory wells drilled	46.4	52.2	43.8
Total number of net wells drilled	96.6	88.2	108.5
Net productive development wells drilled:
Consolidated subsidiaries:
Brazil	355.1	228.0	457.5
South America (outside of Brazil)	239.9	194.2	179.6
North America	1.8	0.0	1.1
Africa	0.6	0.4	1.3
Other	0.0	0.0	0.0
Total consolidated subsidiaries	597.4	422.6	639.5
Equity and non-consolidated affiliates:
South America (outside of Brazil)	2.4	3.0	4.0

The following table summarizes the number of wells in the process of being drilled as of December 31, 2012.  For more information about our on-going exploration and production activities in Brazil, see “—Exploration and Production.”  Our present exploration and production activities outside of Brazil are described in “—International.”

Number of Wells Being Drilled as of December 31, 2012
	Year-end 2012
	Gross	Net
Wells Drilling
Consolidated Subsidiaries:
Brazil	93.0	75.1
International:
South America (outside of Brazil)	12.0	6.9
North America	3.0	1.9
Africa	1.0	0.2
Others	0.0	0.0
Total International	16.0	9.0
Total consolidated production	109.0	84.1
Equity and non-consolidated affiliates:
South America (outside of Brazil)	0.0	0.0
Total wells drilling	109.0	84.1

(1)            Includes 155 wells with multiple completions.

The following table sets forth our average production prices and average production costs by geographic area and by product type for the last three years.

	Brazil	South America (outside of Brazil)	North America	Africa	Total	Equity and non-consolidated affiliates(2)
	(U.S.$)
During 2012
Average production prices
Oil, per barrel	104.60	81.53	100.56	112.15	103.90	89.73
Natural gas, per thousand cubic feet(1)	8.63	3.37	3.17	‒	7.75	‒
Synthetic oil, per barrel	99.13	‒	‒	‒	99.13	‒
Synthetic gas, per thousand cubic feet	7.33	‒	‒	‒	7.33	‒
Average production costs, per barrel – total	13.75	13.71	6.69	9.39	13.62	22.80
During 2011
Average production prices
Oil, per barrel	102.24	74.03	107.02	114.65	101.52	89.40
Natural gas, per thousand cubic feet(1)	9.43	3.16	4.72	‒	8.27	‒
Synthetic oil, per barrel	98.94	‒	‒	‒	98.94	‒
Synthetic gas, per thousand cubic feet	7.42	‒	‒	‒	7.42	‒
Average production costs, per barrel – total	13.08	12.61	12.43	6.29	12.89	14.57
During 2010
Average production prices
Oil, per barrel	74.66	57.17	74.53	79.44	74.12	75.54
Natural gas, per thousand cubic feet(1)	7.34	2.55	4.56	‒	6.49	‒
Synthetic oil, per barrel	66.78	‒	‒	‒	66.78	‒
Synthetic gas, per thousand cubic feet	7.06	‒	‒	‒	7.06	‒
Average production costs, per barrel – total	11.11	8.83	23.03	3.15	10.78	15.18

(1)                  The volumes of natural gas used in the calculation of this table are the production volumes of natural gas available for sale and are also shown in the production table above.  Natural gas amounts were converted from bbl to cubic feet in accordance with the following scale: 1 bbl = 5.6146 cubic feet.

(2)                  Operations in Venezuela.

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information derived from our financial statement  as of and for the years ended December 31, 2012,  2011 and 2010 has been prepared in accordance with IFRS issued by the IASB. For more information, see “Presentation of Financial and Other Information” and Note 2 to our audited consolidated financial statements.

You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-2 of this annual report.

Overview

We earn income from:

•         domestic sales, which consist of sales of oil products (such as diesel, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, ethanol, electricity and petrochemical products;

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

•         research and development and other operating expenses; and

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

•         the demand for oil products in Brazil, and the amount of imports required to meet that demand;

•         fluctuations in the real/U.S. dollar and to a lesser degree, Argentine peso/U.S. dollar exchange rates; and

•         the amount of production taxes that we are required to pay with respect to our operations.

Sales Volumes and Prices

The profitability of our operations in any particular accounting period is related to the sales volume of, and prices for, the crude oil, oil products, natural gas and biofuels that we sell.  Our consolidated net sales in 2012 totaled approximately 1,385,917 thousand barrels of crude oil equivalent, representing U.S.$144,103 million in sales revenues, compared to 1,355,309 thousand barrels of crude oil equivalent, representing U.S.$145,915 million in sales revenues in 2011, and approximately 1,332,205 thousand barrels of crude oil equivalent, representing U.S.$120,452 million in sales revenues in 2010.

As a vertically integrated company, we process most of our crude oil production in our refineries and sell the refined oil products primarily in the Brazilian domestic market.  Therefore, it is oil product prices in Brazil, rather than crude oil prices, that most directly affect our financial results.  International oil product prices vary over time as the result of many factors, including the price of crude oil.  Over the long term, we intend to sell our products in Brazil at parity with international product prices, however we do not adjust our prices for all gasoline, diesel and other products to reflect short-term volatility in the international markets.  As a result, material rapid or sustained increases or decreases in the international price of crude oil and oil products may result in downstream margins for us that are materially different than those of other integrated international oil companies, within a given financial reporting period.

The average prices of Brent crude, an international benchmark oil, were approximately U.S.$111.58 per barrel in 2012, U.S.$111.27 per barrel in 2011 and U.S.$79.47 per barrel in 2010.  In December 2012, Brent crude oil prices averaged U.S.$109.35 per barrel. However, due to the devaluation of the Brazilian real  throughout the year of 2012, the price of the Brent crude, when expressed in Brazilian reais, went from R$197.89 per barrel in December 31, 2011 to R$227.22 per barrel in December 31, 2012.

 In November 2011, we announced price increases at the refinery gate (the wholesale price we sell to distributors) of 10% for gasoline and 2% for diesel to partially adjust to higher international oil product prices. During 2012, we announced further price increases at the refinery gate totaling 7.8% for gasoline and 10.2% for diesel when compared to December 31, 2011 prices. The effect of these price increases to retail customers was partially offset by the reduction by the  Brazilian federal government of the CIDE tax rate for gasoline and diesel, that currently is reduced to 0% for both oil products. Until April 25, 2013, we have announced price increases of 6.6% for gasoline and 10.7% for diesel, when compared to December 31, 2012. These price adjustments were implemented by the Company pursuant to its stated pricing policy, which seeks to align the price of oil products with the international market in the long-term.

During 2012, approximately 69.7% of our sales revenues were derived from sales of oil products, natural gas and other products in Brazil, compared to 67.8% in 2011 and 68.5% in 2010.

	For the Year Ended December 31,
	2012			2011			2010
	Volume	Net Average Price	Sales Revenues	Volume	Net Average Price	Sales Revenues	Volume	Net Average Price	Sales Revenues
	(mbbl, except as otherwise noted)	(U.S.$) (1)	(U.S.$ million)	(mbbl, except as otherwise noted)	(U.S.$) (1)	(U.S.$ million)	(mbbl, except as otherwise noted)	(U.S.$) (1)	(U.S.$ million)
Diesel	343,063	112.39	38,558	321,106	123.09	39,524	295,297	113.07	33,388
Automotive gasoline	208,695	111.54	23,277	178,471	122.96	21,945	143,947	110.13	15,853
Fuel oil (including bunker fuel)	30,896	92.71	2,864	29,813	97.81	2,916	36,481	85.45	3,117
Naphtha	60,331	95.23	5,745	61,034	94.18	5,748	61,111	62.32	3,808
Liquefied petroleum gas	81,992	50.32	4,126	81,636	59.85	4,886	79,695	55.90	4,455
Jet fuel	38,896	150.72	5,862	37,010	148.71	5,504	32,965	132.24	4,359
Other oil products	72,969	81.67	5,959	68,780	98.83	6,797	65,663	85.44	5,610
Subtotal oil products	836,842	‒	86,393	777,849	‒	87,320	715,160	‒	70,591
Natural gas (boe)	130,544	50.41	6,580	110,042	51.80	5,701	113,834	25.47	2,900
Ethanol, nitrogen products, renewables and other non-oil products	30,369	132.60	4,027	31,413	141.56	4,447	36,154	106.40	3,847
Electricity, services and others	‒	‒	3,498	‒	‒	1,473	‒	‒	5,225
Total domestic market	997,755	‒	100,498	919,305	‒	98,941	865,147	‒	82,563
Export net sales	203,234	109.99	22,353	231,086	106.66	24,649	255,125	74.73	19,065
International net sales	184,928	114.92	21,253	204,919	108.95	22,325	211,932	88.82	18,824
Total international market	388,162	‒	43,606	436,004	‒	46,973	467,057	‒	37,889
Consolidated sales revenues	1,385,917	‒	144,103	1,355,309	‒	145,915	1,332,205	‒	120,452

(1)      Net average price calculated by dividing sales revenues by the volume for the year.

Effect of Taxes on Our Income

In addition to taxes paid on behalf of consumers to federal, state and municipal governments, such as the Domestic value-added tax (Imposto sobre Circulação de Mercadorias e Serviços, or ICMS), we are required to pay three principal charges on our oil production activities in Brazil: royalties, special participation and retention bonuses.  See Item 4. “Information on the Company—Regulation of the Oil and Gas Industry in Brazil—Taxation under Concession Regime for Oil and Gas” and Item 3. “Key Information—Risk Factors—Risks Relating to Brazil.”

These charges imposed by the Brazilian federal government are included in our cost of goods sold.  In addition, we are subject to tax on our income at an effective rate of 25% and a social contribution tax at an effective rate of 9%, the standard corporate tax rate in Brazil.  See Note 19.3 to our audited consolidated financial statements for the year ended December 31, 2012.

Inflation and Exchange Rate Variation

Inflation

Since the introduction of the real as the Brazilian currency in July 1994, inflation in Brazil has remained relatively stable.  Inflation was 5.84% in 2012, 6.50% in 2011 and 5.90% in 2010 as measured by IPCA, the National Consumer Price Index.  Inflation has had, and may continue to have, effects on our financial condition and results of operations.

Exchange Rate Variation

Our functional currency is the Brazilian real  and our presentation currency is the U.S. dollar. Therefore, we maintain our financial records in reais, and translate our financial statements into U.S. dollars for presentation purposes based on the average exchange rates prevailing during the period or at the balance sheet date, pursuant to the criteria set out in IAS 21 - “The effects of changes in foreign exchange rates”. Fluctuations in exchange rate have multiple effects in our results of operations. Although a substantial portion of our revenues is in reais, our revenues are derived from products with U.S. dollar-based international prices, since virtually all of our sales are of crude oil or oil products.

From 2003 to 2011, considering the average exchange rates prevailing throughout the year, the U.S. dollar depreciated against the real, except in 2009. In 2012, the U.S dollar appreciated 14.3% against the real, compared to a depreciation of 5.1% in 2011 and 13.5% in 2010.

When the real appreciates relative to the U.S. dollar the effect is to generally increase both revenues and expenses when expressed in U.S. dollars.  When the real  depreciates relative to the U.S. dollar the effect is to generally decrease revenues and expenses when expressed in U.S. dollars.

The relative pace at which our total revenues and expenses in reais  increase or decrease with the exchange rate, and its impact upon our margins, is affected by our pricing policy in Brazil.  When the real appreciates against the U.S. dollar and we do not adjust our price in Brazil, our margins generally improve. When the real  depreciates against the U.S. dollar and we do not adjust our prices, margins generally decline.

Exchange rate variation also affects the amount of retained earnings available for distribution by us when expressed in U.S. dollars.  Amounts reported as available for distribution in our statutory accounting records are calculated in reais  and prepared in accordance with the IFRS and they may increase or decrease when expressed in U.S. dollars as the real appreciates or depreciates against the U.S. dollar.  The foreign exchange variations on foreign-denominated assets and liabilities of Brazilian operations (71% of non-current debt in December 2012) are recorded in the statement of income while the foreign exchange variations on the translation of foreign subsidiaries are recognized in shareholders’ equity.  As our net debt increases, the negative impact of a depreciation of the real  on our results and net income when expressed in reais  also increases, thereby reducing the earnings available for distribution.  In addition, the exchange rate variation creates foreign exchange gains and losses that are included in our results of operations determined in accordance with IFRS and that affect the amount of our unretained earnings available for distribution.

Results of Operations

The differences in our operating results from year to year occur as a result of a combination of factors, including primarily: the volume of crude oil, oil products and natural gas we produce and sell; the price at which we sell our crude oil, oil products and natural gas; the level and cost of imports and exports needed to satisfy our demand; production taxes; and the differential between Brazilian and international inflation rates, adjusted by the depreciation or appreciation of the real  against the U.S. dollar.

The table below shows the amount by which each of these variables has changed during the last three years.  Production volumes presented in this table are prepared in accordance with Society of Petroleum Engineers (SPE) criteria, which are the criteria we apply to analyze our operating results:

	2012	2011	2010
Crude oil and NGL production (mbbl/d):
Brazil	1,980	2,022	2,004
International	139	140	144
Non-consolidated international production(1)	7	8	8
Total crude oil and NGL production	2,126	2,170	2,156
Change in crude oil and NGL production	(2.0)%	0.6%	2.0%
Average sales price for crude (U.S.$/barrel):
Brazil	104.60	102.24	74.66
International	94.37	91.37	66.42
Natural gas production (mmcf/d):
Brazil	2,250	2,130	2,004
International	582	582	558
Total natural gas production	2,832	2,712	2,562
Change in natural gas production (sold only)	4.4%	5.9%	3.4%
Average sales price for natural gas (U.S.$/mcf):
Brazil(2)	8.63	9.43	7.34
International	3.00	2.88	2.36
Year-end exchange rate (Reais/U.S.$)	2.04	1.88	1.67
Appreciation (depreciation) during the year(3)	(8.5)%	(12.6)%	4.3%
Average exchange rate for the year (Reais/U.S.$)	1.96	1.67	1.76
Appreciation (depreciation) during the year(4)	(14.3)%	5.1%	13.5%
Inflation rate (IPCA)	5.8%	6.5%	5.9%

(1)      Non-consolidated companies in Venezuela.

(2)      Amounts were converted from bbl to cubic feet in accordance with the following scale: 1 bbl = 5.6146 cubic feet.

(3)      Based on year-end exchange rate (U.S.$/R$).

(4)      Based on average exchange rate for the year (U.S.$/R$).

Results of Operations—2012 compared to 2011

Virtually all of our revenues and expenses for our Brazilian operations are denominated and payable in Brazilian reais. When the U.S. dollar strengthens relative to the Brazilian real, as it did in 2012 (with an appreciation of 14.3%), revenues and expenses decrease when translated into U.S. dollars. The appreciation of the U.S. dollar against the Brazilian real  affects the line items discussed below in different ways. As a consequence, the following comparison between our results of operations in 2012 and in 2011 is impacted by the depreciation of the real  against the U.S. dollar during that period. See Note 2 of our audited consolidated financial statements for the year ended December 31, 2012, for more information about the translation of Brazilian real  amounts into U.S. dollars.

Sales Revenues

Sales revenues decreased by 1% to U.S.$144,103 million in 2012 compared to U.S.$145,915 million in 2011. This decrease was principally a result of the appreciation of the U.S. dollar against the Brazilian real.

Excluding foreign currency exchange effects, local currency sales revenues increased by 15%, driven by:

•           Higher domestic prices for oil products due to increased gasoline and diesel prices and to the impact of the appreciation of the U.S. dollar against the Brazilian real  on oil products (mainly jet fuel) that were adjusted to reflect international prices; and

•         An 8% increase in domestic sales volumes, mainly attributable to the increase of sales volumes of gasoline (17%), diesel (6%), jet fuel (5%) and natural gas (17%), partially offset by lower crude oil exports volumes due to higher feedstock processed and to the lower crude oil production.

Cost of Sales

Cost of sales increased by 8%  to U.S.$107,534 million in 2012 compared to U.S.$99,595 million in 2011.

Excluding foreign currency exchange effects, local currency cost of sales increased by 26%, driven by:

•         An 8% increase in domestic sales volumes of oil products, mainly met by higher import volumes;

•         Higher crude oil and oil products import costs due to higher import volumes, as well as higher production costs;

•         Higher depreciation, depletion and amortization costs due to the operational start-up of new facilities;

 Selling Expenses

Selling expenses decreased by 8% to U.S.$4,927 million in 2012 compared to U.S.$5,346 million in 2011 due to the appreciation of the U.S. dollar against the Brazilian real.

Excluding foreign currency exchange effects, selling expenses increased by 7% in 2012 compared to 2011, primarily as a result of higher freight costs driven by the increase of sales volumes.

Administrative and General Expenses

Administrative and general expenses decreased by 2% to U.S.$5,034 million in 2012 compared to U.S.$5,161 million in 2011.

Excluding foreign currency exchange effects, administrative and general expenses increased by 14% in 2012 compared to 2011. This increase was principally a result of higher employee compensation expenses arising from the 2011 and 2012 Collective Bargaining Agreements, a larger workforce and increased third-party technical services.

Exploration Costs

Exploration costs increased by 52% to U.S.$3,994 million in 2012 compared to U.S.$2,630 million in 2011. This increase was primarily attributable to higher write-offs of dry or sub-commercial wells.

Research and Development Expenses

Research and development expenses decreased by 21% to U.S.$1,143 million in 2012 compared to U.S.$1,454 million in 2011. This decrease was principally a result of the appreciation of the U.S. dollar. Excluding foreign currency exchange effects, R&D expenses decreased by 8%, due to lower costs with the submarine water-oil separation project (SSAO) in 2012.

Other Operating Income and Expenses, Net

Other operating expenses, net increased by 5% to U.S.$4,185 million in 2012 compared to U.S.$3,984 million in 2011. This increase was principally a result of higher costs due to increased losses on legal and administrative proceedings.

Net finance income (expense)

Net finance expense reached U.S.$1,926 million in 2012, compared to a net finance income of U.S.$76 million in 2011.  This decrease was principally a result of the effect of the appreciation of the U.S. dollar against the real over a higher net debt.

Non-Controlling Interests

Non-controlling interests decreased to U.S.$103 million in 2012 compared to U.S.$129 million in 2011.

Net Income (Loss) by Business Segment

We measure performance at the segment level on the basis of net income.  The following is a discussion of the net income of our six business segments at December 31, 2012, compared to December 31, 2011.

	Year Ended December 31,
	2012(1)	2011(1)	Percentage Change
	(U.S.$ million)		(%)
Exploration and Production	23,406	24,326	(3.8)
Refining, Transportation and Marketing	(11,718)	(5,718)	104.9
Gas and Power	861	1,862	(53.8)
Biofuel	(112)	(95)	17.9
Distribution	914	774	18.1
International	719	1,179	(39.0)
Corporate(2)	(2,565)	(721)	255.8
Eliminations	(471)	(1,486)	(68.3)
Net income	11,034	20,121	(45.2)
__________

(1)      Excluding non-controlling interests.

(2)      Our Corporate segment comprises our financing activities not attributable to other segments, including corporate financial management, central administrative overhead and actuarial expenses related to our pension and medical benefits for inactive participants.

Exploration and Production

Our Exploration and Production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in domestic and foreign markets, transfers of natural gas to our Gas and Power segment and sales of oil products produced at natural gas processing plants.

Exploration and Production net income decreased by 3.8% due to the appreciation of the U.S. dollar against the real.

Excluding foreign currency exchange effects, local currency net income on exploration and production increased by 12%, due to increased domestic crude oil prices (sales/transfer), reflecting the depreciation of the real  against the U.S. dollar and lower impairment charges. These effects were partially offset by lower production levels, higher maintenance and repair costs related to wells, freight costs for oil platforms, depreciation of equipment and production taxes due to the start-up of new systems/wells, as well as by higher write-offs of dry or sub-commercial wells mainly drilled between 2009 and 2012 (at higher costs), especially in areas of new exploratory frontiers.

The spread between the average domestic oil price (sale/transfer) and the average Brent price diminished from US$9.03/bbl in 2011 to US$6.98/bbl in 2012.

See Item 4. “Information on the Company—Overview of the Group—Changes in Proved Reserves” for information on changes in proved reserves.

Refining, Transportation and Marketing

Our Refining, Transportation and Marketing segment, or RTM, comprises refining, logistics, transportation, export and the purchase of crude oil, as well as the purchase and sale of oil products and ethanol. Additionally, this segment includes the petrochemical division, which comprises investments in domestic petrochemical companies and also extraction and processing of shale.  RTM purchases crude oil from E&P and imports oil to blend with our domestic oil.  Additionally, RTM purchases oil products in the international markets to meet excess product demand in the domestic market.  RTM acquires crude oil and oil products at the international price, either from E&P or from international markets, and sells products in Brazil at a price that we expect will equal international prices in the long run. For some of our products, principally gasoline, diesel and residential LPG, however, the prices in Brazil can lag the international markets. Depending on the impact of this lag effect, RTM’s earnings may differ from international refining margins.

Our RTM segment net losses increased by 104.9% due to the impact of the appreciation of the U.S. dollar on crude oil costs (acquisition/transfer) and oil product costs (imports), and also due to higher oil product import volumes (mainly gasoline and diesel). These effects were partially offset by an increase of 7% in export sales prices and a 5% increase in oil product outputs. Excluding foreign currency exchange effects, domestic sales prices increased by 11% in 2012.

Gas and Power

Our Gas and Power segment covers activities of transportation and trading of natural gas produced in or imported into Brazil, transportation and trading of LNG, generation and trading of electric power, as well as corporate interests in local natural gas distribution companies, natural gas transportation companies and in thermoelectric power stations in Brazil, and fertilizer business.

Our Gas and Power segment net income decreased by 53.8% due to lower margins on natural gas sales, driven by the impact of the appreciation of the U.S. dollar on LNG import costs and higher LNG imports volumes to meet the domestic thermoelectric increased demand, and also by the positive impact of tax credits in 2011 (U.S.$554 million). These effects were partially offset by higher average electricity prices and increased sales volumes, attributable to lower water reservoir levels at the hydroelectric power plants located in Brazil, driven by lower rainfall levels in all Brazilian regions.

Biofuel

Our Biofuel segment covers activities of production of biodiesel and its co-products and ethanol activities, through equity investments, production and marketing of ethanol, sugar and the excess electric power generated from sugarcane bagasse.

Our biofuel operations net losses increased by 17.9% due to the negative results of invested companies in the ethanol sector and by an increase in research and development expenses, mainly related to second generation ethanol. The net losses on biofuel operations in 2012 were partially offset by the positive effect of the changes in biodiesel auction rules in the fourth quarter of 2011.

Distribution

Our Distribution segment comprises the oil products, ethanol and compressed natural gas distribution activities conducted mainly by our 100% owned subsidiary, Petrobras Distribuidora S.A. – BR, in Brazil.

Our Distribution segment net income increased by 18.1% mainly due to an increase in sales margins in 2012 compared with 2011. Our gross margins improved in 2012 because we did not experience the negative factors that affected our margins in 2011, mainly related to losses resulting from the sale of inventory due to the volatility of the ethanol prices, and to a 4% increase in sales volumes, as well as improved operational efficiency.

The Distribution segment accounted for 38.1% of the sales volume of the national fuel distribution market in 2012, compared to 39.2% in 2011.

International

Our International segment comprises our activities in countries other than Brazil, which include exploration and production, refining, transportation and marketing, distribution and gas and power.

Our International segment net income decreased by 39% mainly due to impairment losses (that amounted to U.S.$225 million)  in the Pasadena refinery in the United States.

Results of Operations—2011 compared to 2010

Virtually all of our revenues and expenses for our Brazilian activities are denominated and payable in reais. When the real appreciates relative to the U.S. dollar, as it did in 2011 (an appreciation of 5.1%) the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. However, the appreciation of the real  against the U.S. dollar affects the line items discussed below in different ways.  As a consequence, the following comparison between our results of operations in 2011 and in 2010 is impacted by the appreciation of the real  against the U.S. dollar during that period. See Note 2.3 of our audited consolidated financial statements for the year ended December 31, 2011, for more information about the translation of Brazilian real  amounts into U.S. dollars.

Sales Revenues

Sales revenues increased 21% to U.S.$145,915 million in 2011 compared to U.S.$120,452 million in 2010. This increase was primarily a result of:

•         increase of 40% in the international Brent crude oil and oil products prices, which resulted in an increase of the prices of exports, international sales, trading operations and domestic oil products indexed to such international prices;

•         increase of 10% in domestic gasoline prices and 2% in diesel prices in November 2011;

•         increase of 6% in domestic demand, 24% in domestic demand for gasoline, reflecting gasoline’s competitive advantage if compared to ethanol, 9% in domestic demand for diesel and 12% in domestic demand for jet fuel; and

•         increase of 2% in oil and gas production in Brazil.

These effects were partially offset by a decrease in exports of crude oil due to increased domestic feedstock processed by refineries.

Cost of Sales (Excluding Depreciation, Depletion and Amortization)

Cost of sales in 2011 increased 29% to U.S.$99,595 million compared to U.S.$77,145 million in 2010. This increase was principally a result of:

•         increase of 40.4% (U.S.$8,925 million) in the cost of imports, primarily due to the increase of 6% in domestic demand.  The growth in domestic demand was met by higher crude oil and oil products import volumes to support the domestic market, purchased at prevailing international prices, which increased during the year.

•         increase of 38.4% (U.S.$4,150 million) in production taxes and charges in 2011 compared to 2010, reflecting higher international oil benchmark prices upon which such taxes and charges are based.  The principal production taxes and charges are as follows:

o    royalties, which increased from U.S.$5,340 million in 2010 to U.S.$7,318 million in 2011, an increase of 37% in 2011 as compared to 2010; and

o      special participation charge (a charge payable in the event of high production or profitability from our fields), which increased from U.S.$5,395 million in 2010 to U.S.$7,562 million in 2011, an increase of 40.2% in 2011 as compared to 2010.

The increase in production taxes and charges in 2011 was due to an increase of 40.2% in the reference price for domestic oil, which averaged U.S.$100.39 for 2011 compared to U.S.$71.58 for 2010, reflecting the increase in average prices for crude oil on the international market.

General and Administrative Expenses

General and administrative expenses increased 16% to U.S.$5,161 million in 2011 compared to U.S.$4,441 million in 2010. This increase was primarily attributable to higher personnel expenses due to salary increases arising out of the Collective Bargaining Agreement for 2011, as well as by a larger workforce, higher personnel training costs and increased third-party technical services.

Exploration Costs

Exploration costs increased 21% to U.S.$2,630 million in 2011 compared to U.S.$2,168 million in 2010, due to an increase in the operational activity and higher write-off amounts of dry wells in Brazil.

Research and Development Expenses

Research and development expenses increased 47% to U.S.$1,454 million in 2011 compared to U.S.$989 million in 2010. This higher expense was primarily related to the development of the technological project called Sistema de Separação Submarina de Água e Óleo – SSAO (System of Submarine Separation of Water from Oil) and to the increased number of projects with institutions approved by the ANP, pursuant to ANP Rule 5/2005.

Other Operating Income and Expenses, Net

Other operating income and expenses, net remained relatively constant in 2011 (U.S.$3,984 million) compared to 2010 (U.S.$3,965 million). Excluding the impact of the appreciation of the real, other operating income and expenses, net decreased 6% in 2011 compared to 2010, mainly due to:

•         U.S.$619 million decrease in losses from legal and administrative proceedings, to U.S.$412 million in 2011 compared to U.S.$1,031 million in 2010; and

•         U.S.$542 million in gains from legal and arbitral proceedings in 2011, generated by the recovery of COFINS tax amounts and also as a result of the indemnification related to the assembly of Platform P-48.

This effect was partially offset by the U.S.$331 million increase in impairment losses, to U.S.$369 million in 2011 compared to U.S.$38 million in 2010. See Note 12.4 of our consolidated financial statements for the year ended December 31, 2011.

Financial Income (Expenses), Net

We derive financial income from several sources, including interest income on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian federal government securities, including securities indexed to the U.S. dollar. We also hold U.S dollar deposits.  As we have increased the levels of our indebtedness substantially to fund our investments, the effect of the capitalization of our borrowing costs have had, and will continue to have, a significant impact on our financial result.

Financial income (expenses), net decreased 95% to U.S.$76 million in 2011 compared to U.S.$1,551 million in 2010.

Our net financial income is principally a result of the following factors:

•         Our net financial income is also affected by exchange rate movements and the amount of net assets or liabilities subject to exchange rate variation.  In 2011 we had net liabilities in reais  subject to exchange rate variation.  Additionally, the value of the real  against the U.S. dollar decreased 12.6% in 2011, compared to an increase of 4.3% in the value of the real  against the U.S. dollar in 2010.  As a result, exchange rate movements on our debt generated an exchange variation expense of U.S.$2,443 million in 2011 compared to an exchange variation gain of U.S.$800 million in 2010.

•         Financial income increased by 56% (U.S.$1,408 million) in 2010 to U.S.$3,943 million in 2011 compared to U.S.$2,535 million in 2010.  Most of our cash equivalents are short-term Brazilian federal government securities which earn interest based on the Selic rate.  In 2011 the Selic rate was 11.67% compared to 9.82% in 2010.  Higher cash and equivalents denominated in reais  also contributed to the higher interest income.

For a breakdown of our financial income (expenses), net and other additional information, please refer to Notes 27 and 4.6 of our consolidated financial statements for the year ended December 31, 2011.

Non-Controlling Interests

Non-controlling interests increased to a gain of U.S.$129 million in 2011 compared to a loss of U.S.$394 million in 2010, primarily due to the effects of exchange rates over the debt of our Special Purpose Entities – SPE.

Income Taxes

Income taxes expenses decreased 1.4% to U.S.$6,732 million for 2011 compared to U.S.$6,825 million for 2010 primarily due to the decrease of taxable income. The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is set forth in Note 20 of our consolidated financial statements for the year ended December 31, 2011.

Net Income (Loss) by Business Segment

We measure performance at the segment level on the basis of net income.  The following is a discussion of the net income of our six business segments at December 31, 2011, compared to December 31, 2010.

	Year Ended December 31,
	2011(1)	2010(1)	Percentage Change
	(U.S.$ million)		(%)
Exploration and Production	24,326	16,874	44.2
Refining, Transportation and Marketing	(5,718)	2,088	(373.9)
Gas and Power	1,862	736	153.0
Biofuel(2)	(95)	(53)	79.2
Distribution	774	710	9.0
International	1,179	730	61.5
Corporate(2)(3)	(721)	(527)	36.8
Eliminations	(1,486)	(503)	195.4
Net income	20,121	20,055	0.3

___________

(1)      Excluding non-controlling interests.

(2)      As of 2011, the results of our Biofuel segment have been presented separately from our Corporate segment. The 2010 and 2009 financial information related to our Corporate and Biofuel segments were reclassified accordingly.

(3)      Our Corporate segment comprises our financing activities not attributable to other segments, including corporate financial management, central administrative overhead and actuarial expenses related to our pension and medical benefits for inactive participants.

Exploration and Production

The increase of 44% in net income for our Exploration and Production segment was primarily due to an increase of 37% in domestic oil sale/transfer prices and, to a minor extent, an increase of 1% in oil and NGL production, partially offset by increased expenses related to production taxes.

The spread between the average domestic oil sale/transfer price and the average Brent price widened from US$ 4.81/bbl in 2010 to US$ 9.03/bbl in 2011.  As a producer of relatively heavy oil, on average, this reduced our income relative to the increase in the Brent price.

See Item 4. “Information on the Company—Overview of the Group—Changes in Proved Reserves” for information on changes in proved reserves.

Refining, Transportation and Marketing

The decrease in net income for our RTM segment was attributable to higher oil acquisition/transfer costs and a greater volume and higher prices of oil product imports, reflecting the increase of 40% in Brent crude oil prices on a U.S.$/bbl basis, which was not fully offset by increasing prices in the domestic and international market during the period.

Gas and Power

The increase in net income for our Gas and Power segment was mainly due to the following factors:

•         increase in average realization price of natural gas, due to greater participation in the industrial segment sales mix;

•         reduction of acquisition/transfer costs of domestic natural gas, reflecting international prices and the appreciation of the real  against the U.S. dollar;

•         increased fixed revenues from energy auctions (regulated market), with the operational start-up of two new thermoelectric plants;

•         increased fertilizer margin sales, reflecting growth in demand and higher prices of agricultural commodities;

•         use of tax credits.

Biofuel

The decrease of 79% in net income for our Biofuel segment in 2011 compared to 2010 was primarily due to unfavorable sales prices and also to increases in costs for acquisition and transportation of raw-material for biodiesel production and higher operating expenses.

These effects were partially offset by the profitability of the ethanol sector.

Distribution

Net income for our Distribution segment in 2011 decreased 8%, excluding currency effects, compared to 2010 mainly due to increased costs related to commercial services, allowance for doubtful accounts and personnel expenses.

The Distribution segment accounted for 39.2% of the national fuel distribution market in 2011, compared to 38.8% in 2010.

International

The increase of 62% in net income for our International segment was due primarily to the increase in commodities prices in the international market, decreased exploration costs due to write-offs of dry or economically unviable wells, partially offset by the oil tax levied in Nigeria and the higher allowance for marking inventory to market value in Japan, the United States and Argentina.

Additional Business Segment Information

Set forth below is additional selected financial data by business segment for 2012, 2011 and 2010:

	For the Year Ended December 31,
	2012	2011	2010
	(U.S.$ million)
Exploration and Production
Sales revenues to third parties(1)(2)	843	516	242
Intersegment net revenues	73,871	73,601	54,031
Total sales revenues(2)	74,714	74,117	54,273
Net income (loss)(3)	23,406	24,326	16,874
Capital expenditures and investments	21,959	20,405	18,621
Property, plant and equipment	102,779	90,633	83,135
Refining, Transportation and Marketing
Sales revenues to third parties(1)(2)	78,760	80,484	65,397
Intersegment sales revenues	37,950	38,146	32,539
Total sales revenues(2)	116,710	118,630	97,936
Net income (loss)(3)	(11,718)	(5,718)	2,088
Capital expenditures and investments	14,745	16,133	16,198
Property, plant and equipment	63,463	54,629	45,622
Gas and Power
Sales revenues to third parties(1)(2)	10,515	8,434	7,491
Intersegment sales revenues	1,288	1,304	1,001
Total sales revenues(2)	11,803	9,738	8,492
Net income (loss)(3)	861	1,862	736
Capital expenditures and investments	2,113	2,293	3,964
Property, plant and equipment	21,585	21,968	24,015
Biofuel(4)
Sales revenues to third parties(1)(2)	90	32	34
Intersegment sales revenues	365	288	238
Total sales revenues(2)	455	320	272
Net income (loss)(3)	(112)	(95)	(53)
Capital expenditures and investments	147	294	664
Property, plant and equipment	255	285	328
Distribution
Sales revenues to third parties(1)(2)	39,834	43,270	36,564
Intersegment sales revenues	878	731	718
Total sales revenues(2)	40,712	44,001	37,282
Net income (loss)(3)	914	774	710
Capital expenditures and investments	666	679	515
Property, plant and equipment	2,733	2,510	2,404
International
Sales revenues to third parties(1)(2)	14,061	13,179	10,724
Intersegment sales revenues	3,868	3,777	2,795
Total sales revenues(2)	17,929	16,956	13,519
Net income (loss)(3)	719	1,179	730
Capital expenditures and investments	2,572	2,631	2,712
Property, plant and equipment	10,882	9,871	8,716

(1)                  As a vertically integrated company, not all of our segments have significant third-party revenues.  For example, our Exploration and Production segment accounts for a large part of our economic activity and capital expenditures, but has little third-party revenues.

(2)                  Revenues from commercialization of oil to third parties are classified in accordance with the points of sale, which could be either the Exploration and Production or Refining, Transportation and Marketing segments.

(3)                  Excluding non-controlling interests.

(4)                  As of 2011, the results of our Biofuel segment have been presented separately from our Corporate segment. The 2010 financial information related to our Corporate and Biofuel segments was reclassified accordingly.

Liquidity and Capital Resources

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt.  In 2010, 2011 and 2012, we met these requirements with internally generated funds, short-term debt, divestments, long-term debt and cash generated by capital increases.  For 2013 and beyond, we believe internally generated funds, divestments and increases in debt, together with a reduction of our cash and cash equivalents position, will continue to allow us to meet our current capital requirements.  In 2013, our major cash needs are for our budgeted capital expenditures of U.S.$48.9 billion, the remaining part of announced interest on capital of U.S.$3,067 million and principal payments of U.S.$2,813 million on our long-term debt, leasing and project financing obligations.

Financing Strategy

The objective of our financing strategy is to help us achieve the targets set forth in our 2013-2017 Business and Management Plan released on March 15, 2013, which provides for capital expenditures of U.S.$236.7 billion from 2013 to 2017, U.S.$207.1 billion of which is for projects already under implementation, while U.S.$29.6 billion is for projects that are still under evaluation and subject to final approval by our management.

We will raise debt capital through a variety of medium and long-term financing arrangements, including the issuance of bonds in the international capital markets, supplier financing, project financing and bank financing. We will continue our policy of extending the term of our debt maturity profile.

For 2013, we intend to fund our financial needs through a combination of drawing down our year-end cash balances and existing credit facilities, as well as contracting new debt from a broad range of traditional funding sources, including global debt capital markets, export credit agencies, non-Brazilian government development banks, the BNDES, and Brazilian and international commercial banks. As of April 26, 2013, we have financed part of our needs (in a total amount of U.S.$7,366 million) from various funding sources, including commercial banks, capital markets and the BNDES.

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

However, the issuance of debt by our international subsidiaries is not subject to registration with the Central Bank or approval by the National Treasury Secretariat.  In addition, all issuances of medium and long-term notes and debentures require the approval of our board of directors.  Borrowings that exceed the approved budgeted amount for any year also require approval of the Brazilian Senate.

Sources of Funds

Our Cash Flow

On December 31, 2012, we had cash and cash equivalents of U.S.$13,520 million compared to U.S.$19,057 million at December 31, 2011.

Operating activities provided net cash flows of U.S.$27,888 million for 2012 compared to U.S.$33,698 million for 2011 mainly due to lower gross margins driven by the impact of the appreciation of the U.S. dollar on imports of crude oil and oil products and production taxes, as well as higher import volumes in 2012.

Net cash provided by financing activities amounted to U.S.$6,069 million for 2012 compared to U.S.$4,232 million for 2011.  This increase was primarily due to the issuance of additional long-term debt, and by lower payment of dividends in 2012, U.S.$3,272 million, compared to U.S.$6,422 million in 2011.  We typically pay dividends in the year following the announcement of the corresponding results.  In 2012, we paid dividends related to 2011 earnings as well as a large portion of interest on capital related to 2012 earnings in advance of the close of our 2012 fiscal year.

Our net debt increased 32% to U.S.$72,335 million as of December 31, 2012 compared to U.S.$54,922 million as of December 31, 2011, primarily because of the issuance of additional long-term debt necessary to attend higher capital expenditures and lower cash generation from operating activities.

Short-Term Debt

Our outstanding short-term debt serves mainly to support our working capital and our imports of crude oil and oil products, and is provided almost entirely by international banks and includes the current portion of long-term debt and current portion of finance lease obligations. On December 31, 2012, our total short-term debt amounted to U.S.$7,497 million (of which U.S.$2,795 million was the current portion of long-term debt) compared to U.S.$10,111 million on December 31, 2011.

Long-Term Debt

Our outstanding long-term debt consists primarily of securities issued in the international capital markets, debentures issued in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies, loans from the BNDES and other financial institutions and project financings, including finance lease obligations.  The non-current portion of our total long-term debt amounted to U.S.$88,484 million on December 31, 2012 compared to U.S.$72,718 million on December 31, 2011.  This increase was primarily due to international borrowings, mainly in the form of drawings on financing obtained from the issuance of Global Notes, as well as proceeds in the form of Export Credit Notes obtained from the Banco do Brasil and the Caixa Econômica Federal. These financial resources will be used primarily for the development of projects related to oil and gas production, for the construction of ships and pipelines, as well as for the expansion of industrial units.  See Note 15 to our consolidated financial statements for the year ended December 31, 2012, for more information.

Included in these figures at December 31, 2012 are the following international debt issues:

Notes(*)	Principal Amount
(U.S.$ million)
PifCo’s 7.750% Global Notes due 2014	600
PifCo’s 2.875% Global Notes due 2015	1,250
PifCo’s 2.150% Japanese Yen Bonds due 2016(1)	298
PifCo’s 3.875% Global Notes due 2016	2,500
PifCo’s 6.125% Global Notes due 2016	899
PifCo’s 3.500% Global Notes due 2017	1,750
PESA’s 5.875% Notes due 2017	300
PifCo’s 4.875% Global Notes due 2018(2)	1,666
PifCo’s 5.875% Global Notes due 2018	1,750
PifCo’s 8.375% Global Notes due 2018	750
PifCo’s 7.875% Global Notes due 2019	2,750
PGF’s 3.250% Global Notes due 2019(3)	1,671
PifCo’s 5.750% Global Notes due 2020	2,500
PifCo’s 5.375% Global Notes due 2021	5,250
PifCo’s 5.875% Global Notes due 2022(4)	800
PGF’s 4.250% Global Notes due 2023(5)	900
PifCo’s 6.250% Global Notes due 2026(6)	1,095
PGF’s 5.375% Global Notes due 2029(7)	726
PifCo’s 6.875% Global Notes due 2040	1,500
PifCo’s 6.750% Global Notes due 2041	2,250

(*)           Unless otherwise noted, all debt is issued by PifCo with support from Petrobras through a guaranty.

(1)           Issued by PifCo on September 27, 2006 in the amount of ¥ 35 billion, with support from Petrobras through a standby purchase agreement.

(2)           Issued by PifCo on December 9, 2011 in the amount of €1.25 billion.

(3)           Issued by PGF on October 01, 2012 in the amount of €1.3 billion.

(4)           Issued by PifCo on December 9, 2011 in the amount of €600 million.

(5)           Issued by PGF on October 01, 2012 in the amount of €700 million.

(6)           Issued by PifCo on December 12, 2011 in the amount of £700 million.

(7)           Issued by PGF on October 01, 2012 in the amount of £450 million.

Off Balance Sheet Arrangements

As of December 31, 2012, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

Capital Expenditures and Investments

We invested a total of U.S.$42,949 million in 2012, a decrease of 0.5% compared to our investments of U.S.$43,164 million in 2011.  Our investments in 2012 were primarily directed toward increasing production, modernizing and expanding our refineries and fertilizer plants and the integration and expansion of our pipeline transportation and distribution systems. Of the total capital expenditures in 2012, U.S.$21,959 million was invested in exploration and development projects in Brazil, including investments financed through project financing.

The following table sets forth our consolidated capital expenditures (including project financings and investments in thermoelectric power plants) for each of our business segments for 2012, 2011 and 2010:

	For the Year Ended December 31
	2012	2011	2010
	(U.S.$ million)
Exploration and Production	21,959	20,405	18,621
Refining, Transportation and Marketing	14,745	16,133	16,198
Gas and Power	2,113	2,293	3,964
Biofuel	147	294	664
Distribution	666	679	515
International
Exploration and Production	2,347	2,340	2,379
Refining, Transportation and Marketing	131	189	148
Gas and Power	5	31	87
Distribution	72	58	60
Others	17	13	38
Corporate	747	729	839
Total	42,949	43,164	43,513

On March 15, 2013, we announced our 2013-2017 Business and Management Plan, which contemplates total budgeted capital expenditures of U.S.$236.7 billion from 2013 to 2017, U.S.$207.1 billion of which is for projects already under implementation, while U.S.$29.6 billion is for projects that are still under evaluation and subject to final approval by our management.

We expect that U.S.$147.5 billion of our capital expenditures, will be directed towards exploration and production segment in Brazil, totalizing US$ 152.7 billion considering our activities abroad. Our capital expenditure budget for 2013, including our project financings, is U.S.$48.9 billion.

We plan to meet our budgeted capital expenditures primarily through internally generated cash, issuances in the international capital markets, project finance loans, commercial bank loans and other sources of capital.  Our actual capital expenditures may vary substantially from the projected numbers set forth above as a result of market conditions and the cost and availability of the necessary funds.

Dividends

Our board of directors approved on February 04, 2013 a total dividend distribution of R$8,876 million (U.S.$4,499 million) for 2012 earnings, which includes interest on capital already approved by our board of directors. Our shareholders will hold an Annual General Meeting on April 29, 2013 to deliberate about such total dividend distribution. We paid U.S.$1,432 million of this amount to shareholders in the form of interest on capital on May 31, 2012, in advance of the close of our 2012 fiscal year.  Upon deliberation of our Annual General Meeting, the remaining U.S.$3,067 million in dividends and interest on capital relating to our 2012 earnings is expected to be paid until the end of the fiscal year 2013, restated according to the SELIC rate from December 31, 2012 to the date of payment.  The total amount of 2012 dividends approved by our board of directors is equivalent to R$0.47 (U.S.$0.24) per common share,  R$0.96 (U.S.$0.48) per preferred share, R$0.94 (U.S.$0.48) per common ADS and R$1.92 (U.S.$0.96) per preferred ADS.  For more information on our dividend policy, including a description of the minimum preferred dividend to which our preferred shareholders are entitled under our bylaws, see “Mandatory Distribution” and “Payment of Dividends and interest on Capital” in Item 10. “Additional Information—Memorandum and Articles of Incorporation.

Contractual Obligations

The following table summarizes our outstanding contractual obligations and commitments at December 31, 2012:

	Payments Due by Period
	Total	< 1 year	1-3 years	3-5 years	> 5 years
	(U.S.$ million)
Contractual obligations
Balance sheet items:(1)
Long-term debt obligations (includes accrued interest)	91,279	2,795	11,301	23,054	54,129
Capital (finance) lease obligations	104	8	17	15	64
Total balance sheet items	91,383	2,803	11,318	23,069	54,193
Other long-term contractual commitments
Natural gas ship-or-pay	4,637	667	1,304	1,327	1,339
Service contracts	62,651	27,291	20,396	7,057	7,907
Natural gas supply agreements(2)	17,895	2,844	5,277	5,193	4,581
Operating leases	81,586	16,724	23,106	12,207	29,549
Purchase commitments	20,141	6,161	7,115	4,942	1,923
International purchase commitments	20,784	8,784	6,143	2,945	2,912
Total other long-term commitments	207,694	62,471	63,341	33,671	48,211
Total	299,077	65,274	74,659	56,740	102,404

(1)                Excludes the amount of U.S.$39,499 million related to our pension fund obligations that are guaranteed by U.S.$27,684 million in plan assets and the amount of US$ 9,441 million related to our provision for decommissioning costs. Information on employees' postretirement benefit plans and on the provision for decommissioning costs are set forth in Notes 20.5 and 18, respectively, of our consolidated financial statements for the year ended December 31, 2012.

(2)                Amounts disclosed assume that the counterparty would not fulfill certain precedent conditions in the agreement. For additional information about natural gas supply agreements entered into by us, please refer to Item 4. “Information on the Company–Gas and Power–Natural Gas–Long-Term Natural Gas Commitments”.

Critical Accounting Policies and Estimates

The following summary provides information about those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations.  The accounting estimates we make in these contexts require us to make assumptions about matters that are highly uncertain.

This summary addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate.  There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.

For more detailed information about our Critical Accounting Policies and Estimates, please refer to Notes 2 and 4 to our audited consolidated financial statements as of December 31, 2012.

Oil and Gas Reserves

Oil and gas reserve quantities are estimated based on engineering and geological information (such as well logs, pressure data and fluid sample core data), as well as on economical information, and are used as the basis for calculating unit-of-production depreciation rates and for impairment assessment. These estimates require the application of judgment and are subject to ongoing revisions, either upward or downward, based on new information that becomes available. New information include (1) re-evaluation of already available geologic, reservoir or production data, (2) new geologic, reservoir or production data or (3) changes in prices and costs that are used in the estimation of reserves. Revisions can also result from significant changes in development strategy or production equipment/facility capacity.

Oil and gas reserves include both proved and unproved reserves. According to the definitions prescribed by the SEC in Regulation S-X, proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions (i.e., prices and costs as of the date the estimate is made).

Proved reserves can be further subdivided into developed and undeveloped reserves. Developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. At December 31, 2012, proved developed reserves represented 60.7 percent of the total proved reserves of Petrobras (including consolidated and equity company reserves).

Although the Company is reasonably certain that proved reserves will be produced, the timing and amount recovered can be affected by a number of factors including completion of development projects, reservoir performance, regulatory approvals and significant changes in long-term oil and gas price levels.

For more detailed information about Oil and Gas Reserves, please refer to ”Supplementary Information on Oil and Gas Exploration and Production” in our audited consolidated financial statements as of December 31, 2012.

Impact of Oil and Gas Reserves on Depreciation and Depletion

Depreciation, depletion and amortization of proved oil and gas producing properties is accounted for according to the unit-of-production method based on the ratio of reserves produced applied to the depreciable amount of the asset. The depreciable amount is the cost of the asset, less its residual value, if material.  Revisions of the Company’s proved developed and undeveloped reserves impacts prospectively the amounts: of depreciation and depletion charged in the results of operations and the carrying amounts of oil and gas properties assets.

For more detailed information about Depreciation and Depletion, please refer to Notes 4 and 11 to our audited consolidated financial statements as of December 31, 2012.

Impact of Oil and Gas Reserves and Prices on Testing for Impairment

Oil and gas producing properties are tested for impairment whenever there is any indication that the carrying amounts may not be recoverable.  We estimate the future and discounted cash flows of the affected properties to judge the recoverability of carrying amounts.  In general, analyses are based on proved reserves and probable reserves, in accordance with the reserve definitions prescribed by the SPE; the percentage of probable reserves that we include in cash flows does not exceed our past success ratios in developing probable reserves.

We perform asset valuation analyses on an ongoing basis as a part of our management program by reviewing whether the carrying amounts of any of our assets may not be recoverable.  In addition to estimating oil and gas reserve volumes in conducting these analyses, it is also necessary to estimate future oil and gas prices.

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

For more detailed information about Impairment, please refer to Notes 4 and 11 to our audited consolidated financial statements as of December 31, 2012.

Impairment (other than oil and gas producing properties)

The impairment test comprises a comparison of the carrying amount of an individual asset or a cash-generating unit with its recoverable amount. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs of disposal and its value in use. Value in use is estimated based on the present value of the risk-adjusted future cash flows expected to arise from the continuing use of an asset or cash-generating unit.

Value in use is generally used for impairment testing purposes, including for impairment test of investments in associates - of which the most significant are in petrochemical companies.  For these investments, the expected future cash flow is estimated based on the specificity of the business cycle (including the effects of projects under development) and is adjusted for country, currency and price risks. The discount rate is derived from the weighted average cost of capital risk-adjusted to reflect the way that the market would assess the specific risks associated with the asset's estimated cash flows, excluding risks for which the estimated cash flows were already adjusted.

The assessment of the value in use of an asset involves the use of estimates on uncertain assumptions, such as future production curves, future commodity prices, sales revenues growth, operating margins, discount rates, foreign exchange rates, inflation rates and investments required for carrying out projects.

We have an investment in Braskem S.A. that is accounted for under the equity method. Braskem’s shares are publicly traded on exchanges in São Paulo, Madrid and  New York.  The carrying value of this investment at December 31, 2012 was U.S.$2,703 million, including goodwill.  The quoted market value at December 31, 2012, was U.S.$1,473 million, based on the quoted values of both our shares in common stock – we own 47% of the outstanding shares, and preferred stock – we own 22% of the outstanding shares.   Only approximately 3% of the common shares are held by non-affiliates and there is extremely limited trading.  The primary difference between the common shares and the preferred shares is that the common shares can vote  and the preferred shares have a dividend preference. If the common shares were valued at the same share price as the preferred, the quoted market value would have been U.S.$1,805 million.

            Given the operational relationship between Petrobras and Braskem, we did not look to the quoted market price to determine if there was an impairment.  Rather, we determined the value in use by looking at our share of the present value of the estimated future cash flows expected to be generated by Braskem. Using this method we concluded that the value in use is higher than the carrying value.

            The key assumptions on which we based our cash flow projections to determine the value in use of Braskem, were derived from Braskem´s assessments and Petrobras' business plan, as approved by each Board of Directors, and are as follows:

•         estimated average exchange rate of R$2.00 to U.S.$1.00 in 2013, with the real  strengthening against the U.S. dollar to R$1.85 in the long term;

•         Brent crude oil price of U.S.$107.00 for 2013, declining to U.S.$100.00 in the long term;

•         prices of feedstock and petrochemicals reflecting international trends (projected);

•         growth of petrochemical products sales volumes estimated based on projected Brazilian and global G.D.P growth;

•         increases in the EBITDA margin following the next cyclical increase of the petrochemical industry during the next several years and declining down thereafter; and

•         a 16.5%  pre-tax discount rate derived from the post-tax cost of the shareholder, according to the Capital Asset Price Model.

In addition, we performed a sensitivity analysis and determined that even if the actual future margins were to be 20%   below the margins we projected, our investment in Braskem would still be fully recovered.

For more detailed information about our impairment policies, please refer to Notes 4.8 and 10 to our audited consolidated financial statements as of December 31, 2012.

Pension and Other Post-Retirement Benefits

The determination of the expense and liability relating to our pension and other post-retirement benefits involves the use of judgment in the determination of actuarial assumptions.  These include estimates of future mortality, withdrawal, changes in compensation and discount rate to reflect the time value of money, the rate of return on plan assets, as well as actuarial assumptions regarding the variables that will determine the ultimate cost of providing post-retirement benefits such as biological and economic assumptions, medical costs estimates, as well as historical data related to expenses incurred and employee contributions.  These assumptions are reviewed at least annually and may differ materially from actual results due to changing market and economic conditions, regulatory events, legal issues, higher or lower withdrawal rates or longer or shorter life spans of participants.

For more detailed information about Pension and Other Post Retirement Benefits, please refer to Note 20 to our audited consolidated financial statements as of December 31, 2012.

Litigation, Tax Assessments and Other Contingencies

We are a defendant in numerous legal proceedings involving civil, tax, labor, corporate and environmental issues arising from the normal course of our business. We are also sometimes held liable for spills and releases of oil products and chemicals from our operating assets. Based on advice from our legal advisors and our management's best estimates, we have classified the potential outflow of future economic benefit.

Provisions are recognized when there is a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of economic resources is considered remote.

For more detailed information about Litigation, Tax Assessments and Other Contingencies, please refer to Note 27 to our audited consolidated financial statements as of December 31, 2012.

Dismantling of Areas and Environmental Remediation

Under various contracts, permits and regulations, we have material legal obligations to remove equipment and restore the land or seabed at the end of operations at production sites. Our most significant asset removal obligations involve removal and disposal of offshore oil and gas production facilities worldwide. We accrue the estimated discounted decommissioning costs (for dismantling and removing these facilities) at the time of installation of the assets. We also estimate costs for future environmental clean-up and remediation activities based on current information on costs and expected plans for remediation. Estimating asset retirement, removal and environmental remediation costs requires performing complex calculations that necessarily involve significant judgment because our obligations are many years in the future, the contracts and regulation have vague descriptions of what removal and remediation practices and criteria will have to be met when the removal and remediation events actually occur and asset removal technologies and costs are constantly changing, along with political, environmental, safety and public relations considerations. Consequently, the timing and amounts of future cash flows are subject to significant uncertainty.

In 2012, we reviewed and revised our estimated costs associated with well abandonment and the demobilization of oil and gas production areas. As a result, our provision for decommissioning costs increased by U.S.$5 billion, mainly due to the impact of:

a) Devaluation of 9% of the Brazilian real in relation to the U.S dollar (from R$1.8758 at December 31, 2011 to R$2.0435 at December 31, 2012) – a U.S.$400 million increase;

b) Decrease of 25.2% in the risk free credit adjusted rate (from 3.09% at December 31, 2011 to 2.31% at December 31, 2012) – a U.S.$2,100 million increase; and

c) Increase in actual abandonment costs resulting from technical and economic factors to reflect mainly longer operation periods based on recent experience in the abandonment of wells and facilities decommissioning. These costs were partially offset by the positive effect of expected longer abandonment dates due to technical revisions and more favorable economic conditions – a U.S.$2,400 million increase.

The company is constantly conducting studies to incorporate technologies and procedures seeking to optimize the operations of abandonment, considering the industry best practices.

For more information about the annual changes in the decommissioning provisions, please refer to Note 18 to our audited consolidated financial statements as of December 31, 2012.

Derivative Instruments

Accounting for derivative transactions requires us to employ judgment to compute fair market values, which are used as the basis for recognition of the derivative instruments in our consolidated financial statements.  Such measurement may depend on the use of estimates such as estimated future prices, long-term interest rates and inflation indices, and becomes increasingly complex when the instrument being valued does not have counterparts with similar characteristics traded in an active market.

For more detailed information about Derivative Instruments please refer to Note 30 to our audited consolidated financial statements as of December 31, 2012.

Research and Development

We are deeply committed to research and development as a means to extend our reach to new production frontiers and achieve continuous improvement in operations.  We have a history of successfully developing and implementing innovative technologies, including the means to drill, complete and produce wells in increasingly deep water.  We are one of the largest investors in research and development among the world’s major oil companies, and we spend a large percentage of revenues in research and development.  Our Brazilian oil and gas concession agreements require us to spend at least 1% of our gross revenues originating from high productivity oil fields on research and development, of which up to half is invested in our research facilities in Brazil and the remainder is invested in research and development in Brazilian universities and institutions registered with the ANP for this purpose.

In 2012, we spent U.S.$1,143 million on research and development, equivalent to 0.8% of our sales revenues. In 2011, we spent U.S.$1,454 million on research and development, equivalent to 1.0% of our sales revenues.  In 2010, we spent U.S.$989 million on research and development, equivalent to 0.8% of our sales revenues.

Our research and development activities focus on three main goals:

(1)              Expansion of our current businesses through the:

(a)

discovery of new exploratory frontiers through comprehensive, basin-scale geological and geophysical investigations of Brazilian frontier areas, both onshore and offshore, and implementation of innovative seismic processing and inversion algorithms;

(b)	enhancement of oil and gas final recovery by the use of innovative sea water, CO2 and polymer injection systems;

(c)

enhancement of the pre-salt production systems and its reservoirs’ final recovery by intensive usage of compact subsea solutions, injection systems and the capacity enhancement of the new pre-salt FPSO units;

(d)

development of new or enhanced subsea production systems and equipment for deep and ultra-deep waters based on compact subsea oil/water/gas separation, sea floor produced water re-injection, improved gas-lift technology, sea floor oil boosting and gas compression and a new generation of electrical submersible pumps;

(e)

optimization and development of drilling and production solutions for unconventional reservoirs, shale gas, gas hydrates, coal bed methane, tight gas and shale oil, by geophysical investigations of the Brazilian onshore frontier areas and well design optimization through cost effective and currently available technologies;

(f)

optimization of our natural gas logistics and final usage, through the development of solutions for offshore and stranded gas, such as chemical conversion, compression and subsea to shore, and the optimization of our onshore assets;

(g)	application of available up-to-date logistic technologies to improve our integrated offshore operations;

(h)	optimization of the Brazilian oil and derivatives supply and the exportation of oil and its derivatives;

(i)	development of technologies and mixing devices to optimize the refining processes for pre-salt oils, such as desalter operation, and;

(j)	development of technologies to enhance the flexibility of middle distillates or gasoline, in order to meet market demands;

(2)             Providing a mix of products compatible with the energy demands of the future through the:

(a)	development of new fuels, lubricants and special product formulations such as podium diesel and podium gasoline;

(b)

development of new technologies for petrochemical activities such as catalyst systems for polypropylene and ethylene production from olefins and polystyrene and polyester (raw materials and polymers) from both fossil and renewable sources;

(c)

optimization of our ammonia and urea production plants through advanced real time process control optimization and development of new technologies for urea based fertilizers and ruminant feedstock, through mixed fertilizer formulations with micronutrients;

(e)

development of competitive second generation biofuel production processes, which use residual biomass as feedstock, through biochemical and thermochemical routes such as pyrolysis and gasification, and;

(f)

optimization of our thermoelectric power plants, with emphasis on operation and maintenance cost reduction, and research and development on renewable energy technologies, such as concentrated solar, photovoltaic and wind power;

(3)           Ensuring that our activities are environmentally sustainable. We aim throughout our entire business to:

(a)

reduce water consumption and the volume and toxicity of wastewater discharges, by the selection and development of new chemical products and formulations and by water re-use increase through an extensive portfolio of primary, secondary and tertiary treatment routes;

(b)

reduce our emissions of air pollutants, CO2 and other greenhouse gases based on intensive re-injection of CO2 into our production reservoirs, selection and development of technologies for pollutants abatement and carbon capture storage and sequestration;

(c)	increase the energy efficiency of our processes and products through research and development in combustion, heat transfer processes and advanced thermal cycles;

(d)

prevent and mitigate the environmental impact of our activities through extensive offshore research in deepwater biodiversity characterization and the development of innovative operation standards, and;

(e)

ensure the integrity, safety and reliability of all our industrial facilities, by the development and implementation of new materials and process equipment, online process and equipment integrity monitoring and diagnosis, inspection techniques, new process tuning systems, advanced control tools, real-time optimization and simulators for design and process analysis.

In the three-year period ended December 31, 2012, our research and development operations were awarded 75 patents in Brazil and 152 overseas. Our portfolio of patents covers all of our areas of activities.

We have operated a dedicated research and development facility in Rio de Janeiro, Brazil since 1966.  As a result of its expansion in 2010, this is one of the largest facilities of its kind in the energy sector and the largest in the southern hemisphere, with laboratories especially dedicated to pre-salt technologies.  As of December 31, 2012, this facility has 1,897 employees, 1,420 of which are exclusively dedicated to research, development and basic engineering.

We also have several semi-industrial scale prototype plants throughout Brazil that are in proximity to our industrial facilities and that are aimed at scaling up new industrial technologies at reduced costs.  In 2012, we conducted research and development through joint research projects with more than 100 universities and research centers in Brazil and abroad and participated in technology exchange and assistance partnerships with several oilfield service companies, small technology companies and other operators.

Trends

We plan to continue expanding all segments of operations in our target markets in accordance with our 2013-2017 Business and Management Plan.  In support of this goal we plan total capital expenditures of U.S.$236.7 billion over 2013-2017, U.S.$207.1 billion of which is for projects already under implementation, while U.S.$29.6 billion is for projects that are still under evaluation and subject to final approval by our management.  Of this total, approximately 65.0% is in the exploration and production segment (Brazil and abroad), where constant investment in exploration and development is needed to exploit newly discovered resources and offset natural declines in production from existing fields as they mature.

We expect that the demand for oil products in Brazil will continue to increase rapidly driven primarily by economic growth and the increase in purchasing power of the middle class. In 2012, we met this incremental growth in demand by increasing imports as our refining capacity was not sufficient to meet the increased demand. This increase in imports increased our cost of sales and decreased our margins in 2012.  We expect this trend to continue in the near future as we anticipate that Brazilian demand will grow at a faster pace than our refining capacity.

The price we realize for the oil we produce is determined by international oil prices, although we generally sell our oil at a discount to Brent and other light oil benchmark prices because it is heavier and thus more expensive to refine.  In 2012, oil price trends were affected by political unrest in the Middle East as well as by fluctuations in macroeconomic conditions, primarily in Europe.  The Brent benchmark price experienced greater variation in 2012 as compared to 2011, with a minimum price of U.S.$88.74/bbl, a maximum price of U.S.$126.65/bbl and an average price of U.S.$111.58/bbl, the highest nominal Brent average price recorded to date.  The economic outlook and continuing political turmoil in the Middle East and in North Africa will remain the key determinants of oil price trends in the short term.  A fast-paced recovery coupled with slow supply-side response can result in higher prices in the medium term.  On the other hand, if economic recovery expectations are not met, especially those regarding non-OECD (organization for economic co-operation and development) economies and there is an increase of the oil production in the U.S. (more supply of unconventional oil), oil prices may drop below current levels.  In addition, recent geopolitical concerns may persist, potentially driving prices higher in the short term.

For the 2013 to 2017 period, we plan to continue to focus on increasing our refining throughput and our capacity to refine heavier crudes.  The refining expansion program currently underway may improve our refining margins, since the new refineries will be able to process a heavier crude slate with lower costs while having a higher yield of middle distillate products  (primarily of diesel and jet fuel)  with higher potential demand and growth margins.

Each year, we review and revise our long-term Business and Management Plan in order to adapt to changing market conditions and to revise our investment levels in accordance with updated scenarios and projected cash flows.  The guidance provided by our board of directors is instrumental in this review process. For the 2013-2017 period, we have retained the targets for our net-debt-to-equity ratio in the range of 25% to 35% and for our net-debt-to-EBITDA ratio is not to exceed 2.5:1 in 2014 and to reach 1.65:1 by 2017.

Item 6.  Directors, Senior Management and Employees

Directors and Senior Management

Directors

Our board of directors is composed of a minimum of five and up to ten members and is responsible for, among other things, establishing our general business policies.  The members of the board of directors are elected at the annual general meeting of shareholders, including the employee representative previously selected by means of a separate voting procedure.

Under Brazilian Corporate Law, shareholders representing at least 10% of the company’s voting capital have the right to demand that a cumulative voting procedure be adopted to entitle each common share to as many votes as there are board members and to give each common share the right to vote cumulatively for only one candidate or to distribute its votes among several candidates.  Pursuant to regulations promulgated by the CVM, the 10% threshold requirement for the exercise of cumulative voting procedures may be reduced depending on the amount of capital stock of the company. For a company like Petrobras, the  threshold is 5%. Thus, shareholders representing 5% of our voting capital may demand the adoption of a cumulative voting procedure.

 Specifically, pursuant to Law No. 12,353 and Act No. 026, an employee representative chosen by our active employees must be a member of our board of directors.

Furthermore, our bylaws enable (i) minority preferred shareholders that together hold at least 10% of the total capital stock (excluding the controlling shareholders) to elect and remove one member to our board of directors; (ii) minority common shareholders to elect one member to our board of directors, if a greater number of directors is not elected by such minority shareholders by means of the cumulative voting procedure; and (iii) our employees to elect one member to our board of directors by means of a separate voting procedure.  Our bylaws provide that, regardless of the rights above granted to minority shareholders, the Brazilian federal government always has the right to elect the majority of our directors, independently of their number.  In addition, under Law 10,683, dated May 28, 2003, one of the board members elected by the Brazilian federal government must be indicated by the Minister of Planning, Budget and Management.  The maximum term for a director is one year, but re-election is permitted. In accordance with the Brazilian Corporate Law, the shareholders may remove any director from office at any time with or without cause at an extraordinary meeting of shareholders.  Following an election of board members under the cumulative vote procedure, the removal of any board member by an extraordinary meeting of shareholders will result in the removal of all the other members, after which new elections must be held.

We currently have ten directors.  The following table sets forth certain information with respect to these directors:

Name	Date of Birth	Position	Current Term Expires	Business Address

Guido Mantega(1)	April 7, 1949	Chair	March 2013	Esplanada dos Ministérios – Bloco P 5º andar Brasília – DF Cep 70.048-900
Maria das Graças Silva Foster(1)	August 26, 1953	Director	March 2013	Avenida República do Chile, no. 65 23º andar Rio de Janeiro – RJ Cep 20.031-912
Miriam Aparecida Belchior(1)	February 5, 1958	Director	March 2013	Esplanada dos Ministérios – Bloco K 7º andar Brasília – DF Cep 70.040-906
Francisco Roberto de Albuquerque(1)	May 17, 1937	Director	March 2013	Alameda Carolina, no. 594 Itú – SP Cep 13.306-410
Josué Christiano Gomes da Silva(2)	December 25, 1963	Director	March 2013	Avenida Paulista, no. 1.754 2ª Sobreloja São Paulo – SP Cep 01.310-920
Jorge Gerdau Johannpeter(3)	December 8, 1936	Director	March 2013	Av. Farrapos, no. 1.811 Porto Alegre – RS Cep 90.220-005
Márcio Pereira Zimmermann(1)	July 1, 1956	Director	March 2013	Esplanada dos Ministérios – Bloco U Sala 705 Brasília – DF Cep 70.065-900
Luciano Galvão Coutinho(1)	September 29, 1946	Director	March 2013	Av. República do Chile, no. 100 22º andar Rio de Janeiro – RJ Cep 20.031-917
Sergio Franklin Quintella(1)	February 21, 1935	Director	March 2013	Praia de Botafogo, no. 190 12º andar Rio de Janeiro – RJ Cep 22.250-900
Sílvio Sinedino Pinheiro(4)	June 25, 1951	Director	March 2013	Avenida República do Chile, no. 330 12º andar Rio de Janeiro – RJ Cep 20.031-170

(1)                  Appointed by the controlling shareholder.

(2)                  Appointed by the minority common shareholders.

(3)                  Appointed by the minority preferred shareholders.
(4)                  Appointed by our employees.

Guido Mantega—Mr. Mantega has been our Chairman of the board of directors since March 19, 2010, after being a member of this board since April 3, 2006.  He is also a member of the board of directors of Petrobras Distribuidora S.A.—BR.  Mr. Mantega was a member of the Remuneration and Succession Committee of our board of directors from October 15, 2007 to April 30, 2010.  Mr. Mantega has been Brazil’s Minister of Finance since March 28, 2006, and he served as chairperson of the Group of 20 Finance Ministers and Central Bank Governors (G-20) in 2008.  He is a member of the Conselho de Desenvolvimento Econômico e Social—CDES (Economic and Social Development Council), an advisory body to the Brazilian federal government.  Mr. Mantega has also held the posts of Brazil’s Minister of Planning, Budget and Management and of president of the Banco Nacional de Desenvolvimento Econômico e Social—BNDES (Brazilian Development Bank).  He received a bachelor’s degree in economics from the Escola de Economia, Administração e Contabilidade—FEA (School of Economy, Administration and Accounting) at the Universidade de São Paulo—USP (University of São Paulo) in 1971, and a Ph.D. in development sociology from the Faculdade de Filosofia, Letras e Ciências Humanas—FFLCH (School of Philosophy, Literature and Human Sciences) at USP, and completed specialized studies at the Institute of Development Studies—IDS at the University of Sussex, England in 1977.

Maria das Graças Silva Foster—Ms. Foster has been our Chief Executive Officer since February 13, 2012 and our Chief International Officer since July 23, 2012.  She is also a member of our board of directors, the board of directors of Petrobras Distribuidora S.A. – BR and the board of directors of Petrobras Biocombustível S.A. – PBIO.  Ms. Foster is also chairperson of the boards of directors of Petrobras Transporte S.A. – TRANSPETRO, Petrobras Gás S.A. – GASPETRO and Instituto Brasileiro de Petróleo Gás e Biocombustíveis – IBP.  From September 2007 to February 2012, she served as Petrobras Chief Gas & Power Officer. From May 2006 to September 2007, Ms. Foster was the CEO of Petrobras Distribuidora S.A. During that period, Ms. Foster was also the chairperson of the Board of Liquigás Distribuidora S.A. and Vice-President of the Board of Companhia Brasileira de Petróleo Ipiranga.  Previously, she acted as the CEO and Chief Investor Relations Officer of Petrobras Química S.A. – Petroquisa, a position she took over in September 2005. In that period, she was also the Executive Manager for Petrochemicals and Fertilizers for Petrobras.  She holds a degree in chemical engineering from the Universidade Federal Fluminense – UFF (Fluminense Federal University), a master’s degree in nuclear and chemical engineering and a post-graduate degree in nuclear engineering from the Universidade Federal do Rio de Janeiro – UFRJ (Federal University of Rio de Janeiro) and an MBA in economics from the Fundação Getulio Vargas – FGV (Getulio Vargas Foundation).

Miriam Aparecida Belchior—Ms. Belchior has been a member of our board of directors since July 22, 2011, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. She was appointed as a member of the Environment Committee of our board of directors on December 22, 2011. Since January 1, 2011, she has been State Minister of Planning, Budget and Management. From 2002 to 2010, she was the Articulation and Monitoring Sub-head of the Deputy Chief of Staff, responsible for connecting government actions and monitoring strategic projects. In 2007, she served as Executive Secretary for the Programa de Aceleração do Crescimento—PAC (Growth Acceleration Program) and became its General Coordinator in April 2010. Ms. Belchior is an engineer and holds a master’s degree in public administration and government from the Fundação Getulio Vargas-SP (Getulio Vargas Foundation). She served as a professor with the Fundação para Pesquisa e Desenvolvimento da Administração, Contabilidade e Economia—FUNDACE (Foundation for Research and Development of Administration, Accounting and Economics) and the Universidade de São Marcos (University of São Marcos).

Francisco Roberto de Albuquerque—Mr. de Albuquerque has been a member of our board of directors since April 2, 2007, and he is also a member of the board of directors of Petrobras Distribuidora S.A.—BR.  He has been a member of the Audit Committee and the Remuneration and Succession Committee of our board of directors since April 13, 2007, and October 15, 2007, respectively.  He earned a bachelor’s degree in military sciences from the Academia Militar das Agulhas Negras—AMAN (Agulhas Negras Military Academy) in Resende, in the State of Rio de Janeiro, in 1958 and in economics from the Faculdade de Ciências Econômicas de São Paulo (São Paulo College of Economic Sciences) at Fundação Álvares Penteado (Álvares Penteado Foundation) in 1968, a master’s degree in military sciences from the Escola de Aperfeiçoamento de Oficiais—EsAO (Advanced Military School) in 1969, and a Ph.D. in military sciences from the Escola de Comando e Estado-Maior do Exército—ECEME (Military Officer Training School) in Rio de Janeiro in 1977.

Josué Christiano Gomes da Silva—Mr. Josué Gomes has been a member of our board of directors since October 28, 2011, a member of its Audit Committee since November 11, 2011, and a member of the board of directors of Petrobras Distribuidora S.A.—BR. Currently, he is the Chairman and Chief Executive Officer of Companhia de Tecidos Norte de Minas—Coteminas, Latin America’s largest textile group. He is also the founder and Chairman of the Board of Cantagalo General Grains S.A., President of the International Textile Manufacturers’ Federation—ITMF, Co-Chair of the Brazil – United States CEOs Forum, a board member of Embraer and the Instituto de Estudos para o Desenvolvimento Industrial—IEDI (Institute of Industrial Development Studies). He received a bachelor’s degree in civil engineering from the Universidade Federal de Minas Gerais (Federal University of Minas Gerais), a law degree from Faculdades Milton Campos (Milton Campos Faculties) and a master’s degree in business administration from Vanderbilt University, where he received the Founder’s Medal in recognition of his academic achievement.

Jorge Gerdau Johannpeter—Mr. Johannpeter has been a member of our board of directors since October 19, 2001, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR.  He was appointed a member of the Remuneration and Succession Committee of our board of directors on October 15, 2007 and a member of the Environment Committee on December 22, 2011.  Mr. Johannpeter is the Chairman of the board of directors of Gerdau, a member of the board of directors of the Instituto Aço Brasil—IABr (Brazilian Steel Institute) and the World Steel Association, and a member of the Conselho de Desenvolvimento Econômico e Social—CDES (Economic and Social Development Council).  He is also the Chairman of the Câmara de Políticas de Gestão, Desempenho e Competitividade (Chamber of Management, Performance and Competitiveness Policies) of the Brazilian federal government. Mr. Johannpeter is involved in Brazil’s non-profit sector as president of the board of the Programa Gaúcho da Qualidade e Produtividade—PGQP (State Program for Quality and Productivity in Rio Grande do Sul), leader of the Movimento Brazil Competitivo—MBC (Movement for Brazilian Competitiveness), member of the Associação Brasileira da Qualidade—ABQ (Brazilian Quality Association) and the deliberative council of Parceiros Voluntários (Volunteer Partners). He received a bachelor’s degree in law and social sciences from the Universidade Federal do Rio Grande do Sul—UFRGS (Federal University of Rio Grande do Sul), Porto Alegre, in 1961.

Márcio Pereira Zimmermann—Mr. Zimmermann has been a member of our board of directors since March 22, 2010 and is also a member of the board of directors of Petrobras Distribuidora S.A. – BR.  He has been the President of the Remuneration and Succession Committee of our board of directors since April 29, 2010.  Mr. Zimmermann is currently the Executive Secretary (Deputy Minister) of the Ministry of Mines and Energy—MME, where he previously served as Minister, Executive Secretary and Secretary for Energy Planning and Development.  Mr. Zimmermann is also the Chairman of the board of directors of Centrais Elétricas Brasileiras—Eletrobras, where he previously served as the Engineering Executive Officer, and the Chairman of the board of directors of Furnas Centrais Elétricas S.A.  He has been a member of the Conselho Nacional de Política Energética—CNPE (National Energy Policy Council) since February 2009.  He was also the Chairman of the board of directors of Furnas Centrais Elétricas S.A., the Energy Production and Commercialization Executive Officer and Technical Executive Officer of Eletrosul Centrais Elétricas S.A., and the Research and Development Executive Officer of Centro de Pesquisas de Energia Elétrica—CEPEL (Electrical Energy Research Center).  Mr. Zimmermann holds a bachelor’s degree in electric engineering from the Pontifícia Universidade Católica do Rio Grande do Sul – PUC-RS (Pontifical Catholic University of Rio Grande do Sul), a post-graduate degree in power systems engineering from the Universidade Federal de Itajubá – UNIFEI (Federal University of Itajubá), and a master’s degree in electrical engineering from the Pontifícia Universidade Católica do Rio de Janeiro – PUC-Rio (Pontifical Catholic University of Rio de Janeiro).

Luciano Galvão Coutinho—Mr. Coutinho has been a member of our board of directors since April 4, 2008, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR.  He has been the President of the Banco Nacional de Desenvolvimento Econômico e Social—BNDES (Brazilian Development Bank) since April 27, 2007.  In addition, Mr. Coutinho is a member of the board of directors of Vale S.A., a member of the Curator Committee for the Fundação Nacional da Qualidade—FNQ (Brazilian Quality Foundation), and the BNDES representative at the Fundo Nacional de Desenvolvimento Científico e Tecnológico—FNDCT (Brazilian Fund for Scientific and Technological Development).  Mr. Coutinho has a Ph.D. in economics from Cornell University, a master’s degree in economics from the Fundação Instituto de Pesquisas Econômicas—Fipe (Institute of Economic Research) at the Universidade de São Paulo—USP (University of São Paulo), and a bachelor’s degree in economics from USP.

Sergio Franklin Quintella—Mr. Quintella has been a member of our board of directors since April 8, 2009, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR.  He has been a member of the Audit Committee of our board of directors since November 13, 2009 and was appointed its president on November 11, 2011.  He is vice president of Fundação Getulio Vargas—FGV.  He was member of the board of directors of the Banco Nacional de Desenvolvimento Econômico e Social—BNDES (Brazilian Development Bank) from 1975 to 1980, member of Conselho Monetário Nacional (National Monetary Council) from 1985 to 1990, and president of the Tribunal de Contas (Court of Auditors) of the State of Rio de Janeiro from 1993 to 2005.  Mr. Quintella holds a bachelor’s degree in civil engineering from the Pontifícia Universidade Católica do Rio de Janeiro—PUC-Rio (Pontifical Catholic University of Rio de Janeiro), a bachelor’s degree in economics from the Faculdade de Economia do Rio de Janeiro (College of Economics of Rio de Janeiro) and a post-graduate degree in economic engineering from the Escola Nacional de Engenharia (National Engineering School).  He also holds a master’s degree in business from IPSOA Institute, in Turin, Italy and graduated from the Advanced Management Program at Harvard Business School.  Mr. Quintella is currently a member of the council of PUC-Rio.

Sílvio Sinedino Pinheiro—Mr. Sinedino has been a member of our board of directors since March 20, 2012, and is the representative of our employees.  He is currently the chair of the Audit Committee of Petros, to which he was elected in 2009.  He is also the current president of AEPET - Associação dos Engenheiros da Petrobras (Petrobras Association of Engineers).  From 2002 to 2005, he was a director of Sindicato dos Petroleiros do Estado do Rio de Janeiro—Sindipetro-RJ (Oil Workers’ Union of the State of Rio de Janeiro).  He is a systems analyst at Petrobras and develops seismic processing software for our E&P segment.  Mr. Sinedino holds a bachelor’s degree in electrical engineering from the Pontifícia Universidade Católica do Rio de Janeiro–PUC-Rio (Pontifical Catholic University of Rio de Janeiro) as well as master’s degrees in computer science and in business administration, both from the Instituto Alberto Luiz Coimbra de Pós-Graduação e Pesquisa em Engenharia–COPPE/UFRJ (the Alberto Luiz Coimbra Institute of Post-Graduate Studies and Research in Engineering of the Federal University of Rio de Janeiro).

Executive Officers

Our board of executive officers, composed of the Chief Executive Officer (CEO) and seven executive officers, is responsible for our day-to-day management.  Our executive officers are Brazilian nationals and reside in Brazil.  Under our bylaws, the board of directors elects the executive officers, including the CEO, and must consider personal qualification, knowledge and specialization in electing executive officers to their respective areas.  The maximum term for our executive officers is three years, but re-election is permitted.  The board of directors may remove any executive officer from office at any time with or without cause.  Six of our current executive officers are experienced Petrobras career managers, engineers or technicians.

The following table sets forth certain information with respect to our executive officers:

Name	Date of Birth	Position	Current Term

Maria das Graças Silva Foster	August 26, 1953	Chief Executive Officer and Chief International Officer(1)	April 2014
Almir Guilherme Barbassa	May 19, 1947	Chief Financial Officer and Chief Investor Relations Officer	April 2014
José Antonio De Figueiredo	January 1, 1956	Chief Engineering, Technology and Procurement Officer	April 2014
José Miranda Formigli Filho	March 30, 1960	Chief Exploration and Production Officer	April 2014
José Carlos Cosenza	April 23, 1951	Chief Downstream Officer	April 2014
José Alcides Santoro Martins	August 28, 1954	Chief Gas and Power Officer	April 2014
José Eduardo de Barros Dutra	April 11, 1957	Chief Corporate and Services Officer	April 2014

(1)      On July 23, 2012, the Board of Directors acknowledged the resignation of Petrobras’ Chief International Officer, Jorge Luiz Zelada, and appointed the Chief Executive Officer, Maria das Graças Silva Foster, in charge of such duties.

Maria das Graças Silva Foster—Ms. Foster has been our Chief Executive Officer since February 13, 2012.  For biographical information regarding Ms.  Foster, see “—Directors.”

Almir Guilherme Barbassa—Mr. Barbassa has been our Chief Financial Officer and Chief Investor Relations Officer since July 22, 2005.  Mr. Barbassa joined Petrobras in 1974 and has worked in several financial and planning capacities, both in Brazil and abroad.  Mr. Barbassa has served as Petrobras’ corporate finance and treasury manager, and he has also served at various times as financial manager and chairman of Petrobras subsidiaries that carry out international financial activities.  Mr. Barbassa is also a member of the board of directors of Braskem S.A.  In addition, he was an economics professor at Universidade Católica de Petrópolis (Petrópolis Catholic University) and Faculdades Integradas Bennett (Bennett University) from 1973 to 1979.  Mr. Barbassa holds a master’s degree in economics from the Fundação Getúlio Vargas (Getulio Vargas Foundation).

José Antonio De Figueiredo— Mr. Figueiredo has been our Chief Engineering, Technology & Procurement Officer since May 16, 2012. Mr. Figueiredo joined Petrobras in 1979 and has held various management positions at Petrobras’ research center and engineering department before being appointed as General Manager of our E&P and Shipbuilding Projects in February 2001, E&P-Southeast Area Executive Manager in 2003, Services Executive Manager at E&P segment in February 2012 and Engineering Executive Officer in May 2012.  Mr. Figueiredo holds a degree in electronic engineering from the Universidade Federal do Rio de Janeiro – UFRJ (Federal University of Rio de Janeiro) and an MBA in business management from the Fundação Getúlio Vargas (Getulio Vargas Foundation).

José Miranda Formigli Filho—Mr. Formigli Filho has been our Chief Exploration and Production Officer since February 2012.  Mr. Formigli Filho graduated in civil engineering from the Instituto Militar de Engenharia—IME, with a specialization in petroleum engineering and has an MBA in advanced business management from the Universidade Federal do Rio de Janeiro—COPPEAD.  He is a member of the Society of Petroleum Engineers (SPE) and the Society for Underwater Technology (SUT).  In Petrobras’ E&P segment, he has managed offshore activities and has been the Production Manager of the Campos Basin, Marlim Field Asset Manager, Services Executive Manager and Production Engineering Executive Manager.  From May 2008 through January 2012, Mr. Formigli Filho was the Executive Manager of Pre-Salt Development.

José Carlos Cosenza—Mr. Cosenza has been our Chief Downstream Officer since April 2012.  Mr. Cosenza joined Petrobras in 1976 and worked as Production Manager at REFAP (Refinaria Alberto Pasqualini), General Manager at both REPAR (Refinaria do Paraná) and REPLAN (Refinaria de Paulínia) and was the Chief Executive Officer of Petrobras Argentina and Petrobras Uruguay. He was the Vice President of the expansion project of Pasadena Refinery in the United States and Executive Manager of Refining.  Mr. Cosenza holds a degree in chemical engineering from the Universidade Federal do Rio Grande do Sul (Federal University of Rio Grande do Sul).

José Alcides Santoro Martins—Mr. Santoro Martins has been our Chief Gas and Power Officer since February 2012.  Mr. Santoro Martins holds a bachelor’s degree in civil engineering from the University of São Paulo—USP. He has been at Petrobras for 33 years and has held various management positions, as well as being a board member of different subsidiaries of the Company. He is also Chief Executive Officer of Petrobras Gas S.A. since March 2012. He was the Chief Executive Officer of Termobahia S.A. from September 2008 to March 2012, of Termoceará Ltda., Termomacaé Ltda. and Sociedade Fluminense de Energia Ltda. from October 2008 to April 2012, of Fafen Energia S.A. from September 2008 to December 2011; of Termorio S.A. from August 2008 to December 2011; and of UTE Bahia I Camaçari Ltda. from September 2008 to December 2011. He was also Director for Oil, Gas and Biofuels at the Energy Research Company—(Empresa de Pesquisa Energética, EPE) from May 2005 to June 2006 and Technology Director at the Center for Gas & Renewable Energy Technology—CTGAS-ER from February 2004 to May 2005.  Mr. Santoro is the Chairman of the Board of Transportadora Associada de Gás S.A. and a full member of the board of directors of Petrobras Gas S.A., Petrobras Transportes S.A. and Braskem S.A.

José Eduardo de Barros Dutra—Mr. Dutra has been our Chief Corporate and Services Officer since March 1, 2012.  Mr. Dutra received a degree in geology from the Universidade Federal Rural do Rio de Janeiro (Federal Rural University of Rio de Janeiro) in 1979. In 1994, he was elected Senator of the Republic with a mandate from 1995 to 2002.  He was the CEO of Petrobras from January 2003 to July 2005, and held the post of Director of Petrobras and Director of Petrobras Distribuidora S.A. He was CEO of Petrobras Distribuidora S.A. – BR from September 2007 to August 2009, and also worked as a geologist at Petrobras Mineração S.A. – Petromisa from 1983 to 1990 and at Vale from 1990 to 1994. In addition, Mr. José Eduardo was chairman of the Board of Directors of Petrobras Gás S.A. – Gaspetro, Petrobras Transporte S.A. – Transpetro, Petrobras Química S.A. – Petroquisa, Petrobras Energia S.A. – Pesa and Liquigás Distribuidora S.A.

Compensation

For 2012, the aggregate amount of compensation we paid to all members of the board of directors and executive officers was approximately U.S.$6 million. At December 31, 2012 we had seven executive officers and ten board members.

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

Share Ownership

As of March 28, 2013, the members of our board of directors, our executive officers, the members of our Fiscal Council, and close members of their families, as a group, beneficially held a total of 29,342 common shares and 206,883 preferred shares of our company.  Accordingly, on an individual basis, and as a group, our directors, executive officers, Fiscal Council members, and close members of their families beneficially owned less than one percent of any class of our shares.  The shares held by our directors, executive officers, Fiscal Council members, and close members of their families have the same voting rights as the shares of the same type and class that are held by our other shareholders.  None of our directors, executive officers, Fiscal Council members, or close members of their families holds any options to purchase common shares or preferred shares.  Petrobras does not have a stock option plan for its directors, officers or employees.

Fiscal Council

We have a permanent Fiscal Council (Conselho Fiscal) in accordance with applicable provisions of the Brazilian Corporate Law, composed of up to five members.  As required by the Brazilian Corporate Law our Fiscal Council is independent of our management and external auditors.  The Fiscal Council’s responsibilities include, among others: (i) monitoring management’s activities and (ii) reviewing our annual report and financial statements.  The members and their respective alternates are elected by the shareholders at the annual general shareholder’s meeting.  Holders of preferred shares without voting rights and minority common shareholders are each entitled, as a class, to elect one member and his respective alternate to the Fiscal Council.  The Brazilian federal government has the right to appoint the majority of the members of the Fiscal Council and their alternates.  One of these members and his respective alternate are appointed by the Minister of Finance representing the Brazilian Treasury.  The members of the Fiscal Council are elected at our annual general shareholders’ meeting for a one-year term and re-election is permitted.

The following table lists the current members of the Fiscal Council:

Name	Year of First Appointment

Paulo José dos Reis Souza	2012
César Acosta Rech	2008
Marisete Fátima Dadald Pereira	2011
Nelson Rocha Augusto	2003
Maria Lúcia de Oliveira Falcón	2003

The following table lists the alternate members of the Fiscal Council:

Name	Year of First Appointment

Marcus Pereira Aucélio	2012
Ricardo de Paula Monteiro	2008
Edson Freitas de Oliveira	2002
Maria Auxiliadora Alves da Silva	2003
Celso Barreto Neto	2002

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

The Audit Committee is responsible for, among other things:

•         making recommendations to our board of directors with respect to the appointment, compensation and retention of our independent auditor;

•         assisting our board of directors with analysis of our financial statements and the effectiveness of our internal controls over financial reporting in consultation with internal and independent auditors;

•         assisting in the resolution of conflicts between management and the independent auditor with respect to our financial statements;

•         conducting an annual review of related party transactions involving interested members of our board of directors and executive officers and companies that employ any of these people, as well any other material transactions with related parties; and

•         establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal control and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

The current members of our Audit Committee are Francisco Roberto de Albuquerque, Sergio Franklin Quintella and Josué Christiano Gomes da Silva.  All members of our Audit Committee are independent as defined in 17 CFR 240.10A-3.

Other Advisory Committees

We have implemented two additional advisory committees: the Comitê de Remuneração e Sucessão (Remuneration and Succession Committee) and the Comitê de Meio Ambiente (Environmental Committee).

Ombudsman

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

In December 2007, the board of directors approved the Policies and Directives of the Petrobras Ombudsman, which was an important step in aligning the General Ombudsman’s practices with those of the other ombudsmen office in the system, contributing to better corporate governance.  In April 2010, the board of directors approved a two-year term (renewable once) for the Ombudsman Officer, during which he cannot be discretionarily dismissed by the management, ensuring its independence in performing his duties.

In November 2011, the Brazilian federal government enacted the Public Access to Information Law (Law No. 12,527/2012), which regulates the constitutional right for people to have access to public information. This law states that all information produced or held in custody by the government and not classified as confidential must become accessible to all citizens.

The extension of this law encompasses public entities that are directly or indirectly controlled by the Brazilian federal administration, which includes Petrobras.  In April 2012, Petrobras’ CEO, Ms. Maria das Graças Foster, appointed the General Ombudsman as the authority responsible for implementing this law within the Company. Now, the General Ombudsman's Office has to perform new tasks, such as ensuring compliance with the rules on access to information by the public, monitoring the implementation of this law and submitting periodic reports to the Board of Directors, as well as making recommendations and providing guidance to Petrobras’ business units with respect to the enforcement of the law.

Employees and Labor Relations

We attract and retain valuable employees by offering competitive compensation and benefits, merit-based promotions and a profit-sharing plan.  In accordance with Brazilian law, total profit-sharing payments to employees are limited to 25% of the amount of proposed dividends for the year.

We increased our employee numbers in 2012 due to the growth of our business.

The table below shows our employee numbers for the last three years:

	As of December 31,
	2012	2011	2010
Petrobras employees:
Parent company	61,878	58,950	57,498
Subsidiaries	15,547	15,453	15,101
Abroad	7,640	7,515	7,893
Total Petrobras Group	85,065	81,918	80,492
Parent company by level:
High school	38,660	36,923	36,235
College	22,614	21,366	20,564
Maritime employees	604	661	699
Total parent company	61,878	58,950	57,498
Parent company by region:
Southeastern Brazil	42,186	40,674	39,783
Northeastern Brazil	15,022	14,625	14,152
Other locations	4,670	3,651	3,563
Total parent company	61,878	58,950	57,498

The table below sets forth the main expenses related to our employees for the last three years:

	2012	2011	2010
	(U.S.$ million)
Salaries	7,987.7	8,069.4	6,814.0
Employee training	256.3	249.6	207.9
Profit-sharing distributions	524.0	867.0	996.0

We maintain relations with 17 Brazilian oil workers’ unions and one federation. Approximately 45% of our employees are unionized, and since 1995 we have had no major labor stoppages. We negotiate collective bargaining agreements annually.  These agreements are composed of social clauses, which are valid for two years, and economic clauses, which are valid for one year. In 2012, we signed an addendum to the 2011 collective bargaining agreement, renewing the economic clauses. Under this addendum, employees received a 5.24% cost of living increase, reflecting an adjustment for inflation in 2012, as measured by the Índice Nacional de Preços ao Consumidor Amplo, or IPCA, a real wage increase of up to 2.77%, and a one-time payment of 105% of monthly remuneration, or R$7,200.00, whichever is higher.

Knowledge Transfer Initiatives

We have undertaken several initiatives in order to ensure the sharing and dissemination of knowledge within the Company through the implementation of several corporate policies, such as the Mentor Project, which aims to accelerate the transfer of knowledge between employees, dissemination of knowledge acquired by employees participating in international development programs, technical rotations of our employees and other practices related to the improvement of our employees’ learning curves.

Talent Retention Initiatives

We have a talent retention program in place that seeks to retain and promote employees who are essential to business continuity, to the results of the Company, and who work on critical and strategic activities.  This program also facilitates the sharing and dissemination of knowledge among our employees.

Since 2011, the Junior Career Acceleration Program provides our junior employees with more attractive terms for career development and increases the competitiveness of the Company's initial remuneration package.

Pension and Health Care Plan

We sponsor a defined benefit pension plan, known as Petros, and a variable contribution pension plan, known as Petros-2, which together cover 94.95% of our employees.  The principal objective of our pension plans has been to supplement the social security pension benefits of our employees.  Employees that participate in the plans make mandatory monthly contributions. Our historical funding policy has been to make monthly contributions to the plans in the amount determined by actuarial appraisals.  Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The table below shows the benefits paid, contributions made, and outstanding Petros liabilities for 2012, 2011 and 2010:

	2012	2011	2010
	(U.S.$ million)
Total benefits paid	1,179	1,230	1,015
Total contributions	503	527	509
Petros liabilities(1)	3,009	2,697	2,878

(1)                  The excess of the actuarial value of our obligation to provide future benefits over the fair value of the plan assets used to satisfy that obligation.  See Note 20 to our audited consolidated financial statements for the year ended December 31, 2012.

On August 9, 2002, the Petros Plan stopped admitting new participants and since 2003 we have been engaged in complex negotiations with representatives of the Oil Worker’s National Union to address the deficits of the plan and develop a supplementary pension plan.  We agreed to pay R$5.8 billion updated retroactively to December 31, 2006 by the consumer price index (IPCA) plus 6% per year, which will be paid in semi-annual installments with interest of 6% per year on the balance for the next 20 years, as previously agreed during the renegotiation. We have also been subject to material legal proceedings in connection with the Petros Plan.  In August 2007, we approved new regulations for the Petros Plan.

On July 1, 2007, we implemented the Petros Plan 2, a variable contribution or mixed pension plan, for employees with no supplementary pension plan.  A portion of this plan has defined benefits characteristics including risk coverage for disability and death, a guaranty of a minimum benefit and a lifetime income, and the related actuarial commitments are recorded according to the projected credit unit method.  The portion of the plan with defined contribution characteristics, earmarked for forming a reserve for programmed retirement, is recognized in the results for the year as the contributions are made.  In 2012, the contribution of Petrobras and its subsidiaries to the defined contribution portion of this plan was U.S.$309 million.

We maintain a health care benefit plan (AMS), which offers medical benefits and covers all employees (active and inactive) together with their dependents.  We manage the plan, with the employees contributing 26% of the total amount to cover principal risks and a portion of the costs relating to other types of coverage in accordance with participation tables defined by certain parameters, including salary levels.

Our commitment related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method.  The health care plan is not funded or otherwise collateralized by assets.  Instead, we make benefit payments based on annual costs incurred by plan participants.

In addition, some of our consolidated subsidiaries have their own benefit plans.

The expenses and benefit obligations were recorded according to IAS 19 – Employee Benefits. See Notes 4 and 20 to our audited consolidated financial statements for more information about Employee Benefits

Item 7.  Major Shareholders and Related Party Transactions

Major Shareholders

Our capital stock is composed of common shares and preferred shares, all without par value.  On March 28, 2013, there were 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares. The ratio of our common and preferred shares to ADRs is two shares to one ADR.  As of March 28, 2013, approximately 27.42% of our preferred shares and approximately 20.23% of our common shares were held of record in the United States directly or in the form of ADSs.

Under the Brazilian Corporate Law, as amended, the number of non-voting shares of our company may not exceed two-thirds of the total number of shares.  The Brazilian federal government is required by law to own at least a majority of our voting stock and currently owns 50.26% of our common shares, which are our only voting shares.  The Brazilian federal government does not have any special voting rights, other than the right to always elect a majority of our directors, irrespective of the rights our minority shareholders may have to elect directors, set forth in our bylaws.

The following table sets forth information concerning the ownership of our common shares and preferred shares as of March 28, 2013, by the Brazilian federal government, certain public sector entities and our officers and directors as a group.

Shareholder	Common Shares	%	Preferred Shares	%	Total Shares	%

Brazilian federal government	3,740,470,811	50.26	0	0.00	3,740,470,811	28.67
BNDES	734,202,699	9.87	161,596,958	2.88	895,799,657	6.87
BNDES Participações S.A.—BNDESPar.	11,700,392	0.16	1,341,348,766	23.94	1,353,049,158	10.37
Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI	11,457,805	0.15	375,053,625	6.69	386,511,430	2.96
Other Brazilian public sector entities	2,322,596	0.03	670,362	0.01	2,992,958	0.02
All members of the board of directors, executive officers and members of our fiscal council (21 persons)	29,342	0.00	206,883	0.00	236,225	0.00
Others	2,942,270,497	39.53	3,723,166,194	66.46	6,665,436,691	51.10
Total	7,442,454,142	100.00	5,602,042,788	100.00	13,044,496,930	100.00

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

We have no outstanding loans or guaranties to the members of our board of directors, our executive officers or any close member of their families.

For a description of the shares beneficially held by the members of our board of directors and close members of their families, see Item 6. “Directors, Senior Management and Employees—Share Ownership.”

Brazilian Federal Government

We have engaged, and expect to continue to engage, in numerous transactions in the ordinary course of business with our controlling shareholder, the Brazilian federal government, and with other companies controlled by it, including financings from BNDES and banking, asset management and other transactions with Banco do Brasil S.A.  The above-mentioned transactions with Banco do Brasil amounted to a net liability of $U.S.$3,441 million as of December 31, 2012.  See Note 17 to our audited consolidated financial statements as of December 31, 2012.

As of December 31, 2012, we had a receivable (the Petroleum and Alcohol Account) from the Brazilian federal government, our controlling shareholder, of U.S.$409 million.  See Note 17 to our audited consolidated financial statements as of December 31, 2012.

We also have restricted deposits made by us, which serve as collateral for legal proceedings involving the Brazilian federal government.  As of December 31, 2012, these deposits amounted to U.S.$2,668 million.  See Note 17 to our audited consolidated financial statements as of December 31, 2012.

In addition, according to Brazilian law, we are only permitted to invest in securities issued by the Brazilian federal government in Brazil.  This restriction does not apply to investment outside of Brazil.  As of December 31, 2012, the value of these marketable securities that has been directly acquired and held by us amounted to U.S.$10,562 million.  See Note 17 to our audited consolidated financial statements as of December 31, 2012.

For additional information regarding our principal transactions with related parties, see Note 17 to our audited consolidated financial statements as of December 31, 2012.

Item 8.  Financial Information

Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements” and “Index to Financial Statements.”

Legal Proceedings

We are currently subject to numerous legal proceedings relating to civil, tax, labor, corporate and environmental issues arising in the normal course of our business.  Several individual disputes account for a significant part of the total amount of claims against us.  Our audited consolidated financial statements only include provisions for probable and reasonably estimable losses and expenses we may incur in connection with pending proceedings. Our material legal proceedings are described in Note 27 to our audited consolidated financial statements included in this annual report, and that description is incorporated by reference under this Item.

Dividend Distribution

The tables below describe our cash dividends for the last three years, including amounts paid in the form of interest on capital.

	For the Year Ended December 31,
	2012	2011	2010
	(U.S.$ million)
Total amounts paid	3,272	6,422	5,398

Brazilian Corporate Law and our bylaws require we pay the mandatory distributable amount of 25% of our adjusted net profit as dividends. Our dividend policy is to pay the mandatory distributable amount, to both the ordinary and preferred shares, with the additional requirement under our bylaws that holders of preferred shares are entitled to minimum annual dividends equal to the higher of (i) 5% of their pro rata share of our paid-in capital, or (ii) 3% of the book value of their preferred shares.

Based on our financial results for 2011 and 2012 we have paid or will distribute dividends to the preferred shareholders based on item (ii), 3% of book value. In 2011 we elected to pay the ordinary shares the same dividend as the preferred shares, resulting in a payout for both holders of preferred and common shares that exceeded the mandatory distributable amount of 25% of adjusted net profit, while in 2012 we elected to distribute to ordinary shares dividends equivalent to 25% of adjusted net profit, resulting in a dividend distribution per common share that was less than the declared dividend for the preferred shareholders. In both years, our dividend distribution policy has resulted in total dividends paid that exceeded the mandatory distributable amount established both by our bylaws and the Brazilian Corporate Law. The decision to pay dividends above the mandatory distributable amount is based on our dividend policy, and our results and financial condition in a given fiscal year, and we cannot assure that we will pay dividends to shareholders above the mandatory distributable amount required by Brazilian Corporate Law in the future. Additionally, we may change our dividend policy at any time within the limits set forth by Brazilian law.

For Brazilian Corporate Law’s minimum dividend distribution requirements, see Item 10. “Additional Information—Memorandum and Articles of Incorporation—Payment of Dividends and Interest on Capital” and Item 10. “Additional Information—Memorandum and Articles of Incorporation—Mandatory Distribution.”

Item 9.  The Offer and Listing

Trading Markets

Our shares and ADSs are listed or quoted on the following markets:

Common Shares

São Paulo Stock Exchange (BM&FBOVESPA)— São Paulo (ticker symbol PETR3);

Mercado de Valores Latinoamericanos en Euros (Latibex)—Madrid, Spain (ticker symbol XPBR);

Bolsa de Comercio de Buenos Aires (BCBA)—Buenos Aires, Argentina (ticker symbol APBR)

Preferred Shares

São Paulo Stock Exchange (BM&FBOVESPA)—São Paulo (ticker symbol PETR4);

Mercado de Valores Latinoamericanos en Euros (Latibex)—Madrid, Spain (ticker symbol XPBRA);

Bolsa de Comercio de Buenos Aires (BCBA)—Buenos Aires, Argentina (ticker symbol APBRA)

Common ADSs	New York Stock Exchange (NYSE)—New York (ticker symbol PBR)
Preferred ADSs	New York Stock Exchange (NYSE)—New York (ticker symbol PBRA)

Our common and preferred shares have been traded on the BM&FBOVESPA since 1968.  Our ADSs representing two common shares and our ADSs representing two preferred shares have been traded on the New York Stock Exchange since 2000 and 2001, respectively.  The Bank of New York Mellon serves as depositary for both the common and preferred ADSs.

Our common and preferred shares have been traded on the LATIBEX since 2002.  The LATIBEX is an electronic market created in 1999 by the Madrid Stock Exchange in order to enable trading of Latin American equity securities in euro denominations.

Our common and preferred shares have been traded on the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) since April 27, 2006.

Share Price History

The following table sets forth information for our common shares and  preferred shares, as reported by the BM&FBOVESPA, and for our common and preferred ADSs, as reported by the New York Stock Exchange, for the periods indicated. The ratio of our common and preferred shares to ADRs is two shares to one ADR.

	Reais Per Common Share		Reais Per Preferred Share		U.S. Dollars Per Common ADS		U.S. Dollars Per Preferred ADS
	High	Low	High	Low	High	Low	High	Low
2008	62.30	20.21	52.51	16.89	75.19	14.94	63.51	12.56
2009	45.10	27.45	39.79	23.06	53.01	23.01	46.91	19.48
2010	41.81	26.68	37.50	24.16	48.90	31.90	43.82	28.63
2011	33.65	19.80	29.08	18.21	41.57	21.50	36.22	19.85
2012:
First quarter	27.75	23.21	25.60	21.73	32.12	24.85	29.74	23.49
Second quarter	24.33	18.24	23.23	17.64	26.61	17.64	25.41	16.99
Third quarter	24.35	18.95	23.30	18.36	24.18	18.68	23.32	18.12
September 2012	24.35	21.10	23.30	20.43	24.18	20.67	23.32	20.07
Fourth quarter	23.68	19.04	22.80	18.51	23.15	17.97	22.43	17.55
October 2012	23.68	21.50	22.80	20.80	23.15	21.21	22.43	20.53
November 2012	22.44	19.07	21.68	18.51	21.97	17.97	21.32	17.55
December 2012	21.27	19.04	21.05	18.70	20.58	18.03	20.42	17.72
2013:
January 2013	20.78	18.23	20.48	18.08	20.37	18.28	20.05	18.09
February 2013	18.62	14.52	18.46	16.57	18.67	14.66	18.53	16.78
March 2013	17.80	14.23	19.38	16.50	17.81	14.45	19.48	16.73

BM&FBOVESPA

As of December 31, 2012, Petrobras’ common and preferred shares represented approximately 10% of the total market capitalization of the BM&FBOVESPA and Petrobras was the most actively traded company of the BM&FBOVESPA.  At December 31, 2012, the aggregate market capitalization of the 364 companies listed on the BM&FBOVESPA was approximately U.S.$1,235 billion and the ten largest companies represented approximately 52% of the total market capitalization of all listed companies.  All the outstanding shares of an exchange-listed company may trade on the BM&FBOVESPA, but in most cases, only a portion of the listed shares are actually available for trading by the public.  The remainder is held by small groups of controlling persons, by governmental entities or by one principal shareholder.

Trading directly on the BM&FBOVESPA by a holder not deemed to be a resident of Brazil for Brazilian tax and regulatory purposes (a non-Brazilian holder) is subject to certain limitations under Brazilian foreign investment legislation.  With limited exceptions, non-Brazilian holders may only trade on the BM&FBOVESPA in accordance with the requirements of Resolution No. 2,689 of the CMN.  Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank of Brazil and the CVM.  In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets.  With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction.

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

Qualification of Directors

Law No. 12,431, enacted on June 24, 2011, amended the Brazilian Corporate Law by eliminating the previous requirement that only shareholders of a company may be appointed to its board of directors.  Therefore, directors are no longer required to be shareholders of the company, but the members of our board of executive officers must be Brazilian nationals and reside in Brazil.  Our directors and executive officers are prevented from voting on any transaction involving companies in which they hold more than 10% of the total capital stock or of which they have held a management position in the period immediately prior to their taking office.  Under our bylaws, shareholders set the aggregate compensation payable to directors and executive officers.  The board of directors allocates the compensation among its members and the executive officers.

In addition, Law No. 12,353, enacted on December 28, 2010, requires that public and mixed-capital companies in which the Brazilian federal government holds directly or indirectly a majority of the voting rights include a director on the board of directors that is a representative elected by the company’s employees, such director to be elected by means of a separate voting procedure.

Allocation of Net Income

At each annual general shareholders’ meeting, our board of directors is required to recommend how net profits for the preceding fiscal year are to be allocated.  The Brazilian Corporate Law defines net profits as net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our profits.  In accordance with the Brazilian Corporate Law, the amounts available for dividend distribution or payment of interest on capital equals net profits less any amounts allocated from such net profits to the legal reserve.

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

Mandatory Distribution

Under Brazilian Corporate Law, the bylaws of a Brazilian corporation with a class of non-voting shares, such as ours, may specify a minimum percentage of the amounts available for distribution by such corporation for each fiscal year that must be distributed to shareholders as dividends or interest on capital, also known as the mandatory distributable amount, which cannot be lower than 25% of the adjusted net profit for the fiscal year.  Under our bylaws, the mandatory distributable amount has been fixed at an amount equal to not less than 25% of our adjusted net profits, after deducting allocations to the legal reserve, contingency reserve (if any), and adding reversed contingency reserve amounts from prior years (if any), as set forth in the Brazilian Corporate Law.  Furthermore, the net profits that are not allocated to the reserves above to fund working capital needs and investment projects as described above or to the statutory reserve must be distributed to our shareholders as dividends or interest on capital.

We would not be required to distribute the mandatory distributable amount to our shareholders if the board of directors and the Fiscal Council conclude that the distribution would be inadvisable in view of the company’s financial condition.

Pursuant to our bylaws, holders of preferred shares are entitled to minimum annual dividends equal to the higher of (i) 5% of their pro rata share of our paid-in capital, or (ii) 3% of the book value of their preferred shares. This means that in any given year in which we limit our total distribution of dividends to the mandatory distributable amount, we must first pay the minimum annual dividends to our preferred shareholders, and any remaining amounts would be then distributed to our common shareholders. To the extent that we declare dividends on our common shares in any particular year in an amount that exceeds the minimum preferential dividends due to our preferred shares, holders of preferred shares would be entitled to an additional dividend amount per share, such that holders of preferred shares will receive the same additional dividend amount per share paid to holders of common shares. Holders of preferred shares participate equally with common shareholders in corporate capital increases obtained from the incorporation of reserves and profits.

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

Payment of Dividends and Interest on Capital

We are required by the Brazilian Corporate Law and by our bylaws to hold an annual general shareholders’ meeting by the fourth month after the end of each fiscal year at which, among other things, the shareholders have to decide on the payment of an annual dividend.  The payment of annual dividends is based on the financial statements prepared for the relevant fiscal year.

Law No. 9,249 of December 26, 1995, as amended, provides for distribution of interest attributed to shareholders’ equity to shareholders as an alternative form of distribution.  Such interest is limited to the daily pro  rata variation of the TJLP interest rate, the Brazilian federal government’s long-term interest rate.

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

Any payment of interest on capital to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15% or 25%.  The 25% rate applies if the beneficiary is resident in a tax haven.  See “—Taxation Relating to Our ADSs and Common and Preferred Shares—Brazilian Tax Considerations.”  The amount paid to shareholders as interest attributed to shareholders’ equity, net of any withholding tax, may be included as part of any mandatory distribution of dividends.  Under the Brazilian Corporate Law, we are required to distribute to shareholders an amount sufficient to ensure that the net amount received, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on capital, is at least equal to the mandatory dividend.

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

Until 2011, we convened our shareholders’ meetings by publishing a notice in the Diário Oficial da União and Jornal do Commercio.  As of 2012, we publish notices in the Diário Oficial do Estado do Rio de Janeiro and Jornal Valor Econômico.  The notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled meeting date.  The notice must contain the meeting’s agenda and, in the case of a proposed amendment to the bylaws, an indication of the subject matter.  For ADS holders, we are required to provide notice to the ADS depositary at least 30 calendar days prior to a shareholders’ meeting, when practicable. Upon receipt of our shareholders’ meeting notice, the depositary must mail a notice, in a form of its choice, to the ADS holders.  This notice must contain i) the information from our notice of meeting sent to the ADS depositary; ii) a statement that owners of record, as of a specific record date, can instruct the depositary as to the exercise of their voting rights, subject to Brazilian law as well as our bylaws; and iii) a statement as to the manner in which these instructions can be given to the depositary.

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

In order for a valid action to be taken at a shareholders’ meeting, shareholders representing at least one quarter of our issued and outstanding common shares must be present at the meeting.  However, in the case of a general meeting to amend our bylaws, shareholders representing at least two-thirds of our issued and outstanding common shares must participate in person.  If no such quorum is present, the board may call a second meeting giving at least eight calendar days notice prior to the scheduled meeting in accordance with the rules of publication described above.  The quorum requirements will not apply to the second meeting, subject to the voting requirements for certain matters described below.  Beginning in 2010, our shareholders may also register online to exercise their voting rights electronically in shareholders’ meetings.  In addition, our shareholders may also vote electronically in proxy contests (pedido público de procuração).  Electronic participation in shareholders’ meetings is not available to our ADS holders.  ADS holders may instruct the depositary in advance to vote on their behalf at the shareholders’ meetings, pursuant to depositary’s operational procedures and the deposit agreement.

Voting Rights

Pursuant to the Brazilian Corporate Law and our bylaws, each of our common shares carries the right to vote at a general meeting of shareholders.  The Brazilian federal government is required by law to own at least a majority of our voting stock.  Pursuant to our bylaws, our preferred shares generally do not confer voting rights.

Holders of common shares, voting at a general shareholders’ meeting, have the exclusive power to:

•         amend our bylaws;

•         approve any capital increase;

•         approve any capital reduction;

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

Under Brazilian Corporate law, if shareholder has a conflict of interest with the company in connection with any proposed transaction, the shareholder may not vote in any decision regarding such transaction.  For example, an interested shareholder may not vote to approve the valuation of assets contributed by that shareholder in exchange for capital stock or, when the shareholder is a member of senior management, to approve the management’s report on the company’s financial statements.  Any transaction approved with the vote of a shareholder with a conflict of interest may be annulled and such shareholder may be liable for any damages caused and be required to return to the company any gain it may have obtained as a result of the transaction.

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

Under Brazilian Corporate Law, shareholders representing at least 10% of the company’s voting capital have the right to demand that a cumulative voting procedure be adopted to entitle each common share to as many votes as there are board members and to give each common share the right to vote cumulatively for only one candidate or to distribute its votes among several candidates.  Pursuant to regulations promulgated by the CVM, the 10% threshold requirement for the exercise of cumulative voting procedures may be reduced depending on the amount of capital stock of the company. For a company like Petrobras, the  threshold is 5%. Thus, shareholders representing 5% of our voting capital may demand the adoption of a cumulative voting procedure.

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

In addition, pursuant to Law No. 12,353, our employees have the right to appoint or dismiss one member of our board of directors in accordance with a separate voting procedure.

Our bylaws provide that, independently from the exercise of the rights above granted to minority shareholders, through cumulative voting process, the Brazilian federal government always has the right to appoint the majority of our directors.

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

In the event of a capital increase by means of the issuance of new shares, holders of ADSs, of common or preferred shares, would have, except under circumstances described above, preemptive rights to subscribe for any class of our newly issued shares.  However, holders of ADSs may not be able to exercise the preemptive rights relating to the preferred shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available.  See Item 3. “Key Information—Risk Factors—Risks Relating to Our Equity and Debt Securities.”

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

•         Holders of our common shares may exercise their right of withdrawal in the event we decide:

•         to merge into another company or to consolidate with another company, subject to the conditions set forth in the Brazilian Corporate Law; or

•         to participate in a centralized group of companies as defined under the Brazilian Corporate Law and subject to the conditions set forth therein.

•         The right of withdrawal may also be exercised by our dissenting shareholders in the event we decide:

•         to reduce the mandatory distribution of dividends;

•         to change our corporate purposes;

•         to spin-off a portion of our company, subject to the conditions set forth in the Brazilian Corporate Law;

•         to transfer all of our shares to another company or to receive shares of another company in order to make the company whose shares are transferred a wholly owned subsidiary of our company, known as incorporação de ações, subject to the conditions set forth in Brazilian Corporate Law; or

•         to acquire control of another company at a price, which exceeds the limits set forth in the Brazilian Corporate Law, subject to, the conditions set forth in the Brazilian Corporate Law.

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

Dispute Resolution

Our bylaws provide for mandatory dispute resolution through arbitration, in accordance with the rules of the Câmara de Arbitragem do Mercado (Market Arbitration Chamber), with respect to any dispute regarding us, our shareholders, the officers, directors and Fiscal Council members and involving the provisions of the Brazilian Corporate Law, our bylaws, the rules of the CMN, the Central Bank of Brazil and the CVM or any other capital markets legislation, including the provisions of any agreement entered into by us with any stock exchange or over-the-counter entity registered with the CVM, relating to adoption of differentiated corporate governance practices.

However, decisions of the Brazilian federal government, as exercised through voting in any general shareholders’ meeting, are not subject to this arbitration proceeding, in accordance with Article 238 of the Brazilian Corporate Law.

Self-dealing Restrictions

Our controlling shareholder, the Brazilian federal government, and the members of our board of directors, board of executive officers and Fiscal Council are required, in accordance with our bylaws, to:

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

However, the ability to convert dividend payments and proceeds from the sale of common or preferred shares or preemptive rights into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Central Bank of Brazil.  Nonetheless, any non-Brazilian holder who registers with the CVM in accordance with CMN Resolution No. 2,689 may buy and sell securities on the BM&FBOVESPA without obtaining a separate certificate of registration for each transaction.

In addition, Annex III to Resolution No. 1,289 of the CMN, as amended, known as Annex III Regulations, allows Brazilian companies to issue depositary receipts in foreign exchange markets.  We currently have an ADR program for our common and preferred shares duly registered with the CVM and the Central Bank of Brazil.  The proceeds from the sale of ADSs by holders outside Brazil are free of Brazilian foreign exchange controls.

Transfer of Control

According to Brazilian law and our bylaws, the Brazilian federal government is required to own at least the majority of our voting shares.  Therefore, any change in our control would require a change in the applicable legislation.

Disclosure of Shareholder Ownership

Brazilian regulations require that any person or group of persons representing the same interest that has directly or indirectly acquired or sold an interest corresponding to 5% of the total number of shares of any type or class must disclose its share ownership or divestment to the CVM and the BM&FBOVESPA.  In addition, a statement containing the required information must be published in the newspapers.  Any subsequent increase or decrease by 5% or more in ownership of shares of any type or class must be similarly disclosed.

Material Contracts

Assignment Agreement (Cessão Onerosa)

On September 3, 2010, we entered into an agreement with the Brazilian federal government, under which the government assigned to us the right to conduct activities for the exploration and production of oil, natural gas and other fluid hydrocarbons in specified pre-salt areas, subject to a maximum production of five billion barrels of oil equivalent. The Assignment Agreement was entered into pursuant to specific provisions of Law No. 12,276. The draft of the Assignment Agreement was approved by our Board of Directors on September 1, 2010 and by the CNPE on September 1, 2010, following a negotiation between us and the Brazilian federal government based on independent experts reports obtained by us and the ANP according to a valuation procedure as required by Law No. 12,276.

Basic Terms

Purpose.  Under the Assignment Agreement, we paid an initial contract price for the right to conduct activities of exploration and production of oil, natural gas and other fluid hydrocarbons in specified pre-salt areas, subject to a maximum production of five bnbbl of oil equivalent. Although the Assignment Agreement grants certain rights to us that are similar to those of a concession, the Assignment Agreement is a specific regime for exploration and production, not a concession under Brazilian law.

Area Covered.  The Assignment Agreement covers six firm blocks plus one contingent block, located in the pre-salt areas and identified in the Assignment Agreement. These blocks are located in the Santos Basin and have expected geological characteristics similar to the discoveries made elsewhere in the pre-salt area.

Supervision and Inspection.  The ANP has regulatory authority and inspection rights over our activities in the areas subject to the Assignment Agreement, as well as over our compliance with the Assignment Agreement.

Costs and Risks.  All our exploration, development and production activities under the Assignment Agreement will be conducted at our expense and at our risk.

Price

The initial contract price for our rights under the Assignment Agreement was R$74,807,616,407, which was equivalent to U.S.$42,533,327,500 as of September 1, 2010. As provided by Law No. 12,276, the contract price was determined by negotiation between us and the Brazilian federal government, based on the reports of independent experts obtained by us and by the ANP, which took into consideration a number of factors, including market conditions, current oil prices and industry costs.

We have used part of the proceeds of our sale of shares in our 2010 global offering for the payment of the initial contract price, including the use of LFTs we received from the Brazilian federal government in such global offering. The LFTs were valued at the same price at which they were valued for purposes of the global offering.

The Assignment Agreement sets forth the initial prices and volumes for each block, as follows:

	INITIAL EVALUATIONS
	Volume	Price	Value
	(million of boe)	(U.S.$/boe)	(U.S.$)

Block 1 Florim	467	9.0094	4,207,389,800
Block 2 Franco	3,058	9.0400	27,644,320,000
Block 3 Guará South	319	7.9427	2,533,721,300
Block 4 Surrounding Iara	600	5.8157	3,489,420,000
Block 5 Tupi South	128	7.8531	1,005,196,800
Block 6 Tupi Northeast	428	8.5357	3,653,279,600
Block 7 (contingent block) Peroba	—	—	—
Initial Contract Price of the Assignment Agreement			42,533,327,500

Duration

The term of the Assignment Agreement is 40 years, which may be extended for an additional five years, upon our request, in cases of (i) force majeure, (ii) delay in obtaining applicable environmental licenses, provided that such delay is attributable only to the relevant environmental authority, (iii) suspension of the activities by determination of the ANP, or (iv) changes in the geological conditions forecast for each area. The extension will only apply to areas in which the ANP identifies the occurrence of one of the events specified above. The ANP will take into account the period of time of the delay occurred to determine the length of the extension, subject to the five-year limit indicated above. In addition, the duration of the Assignment Agreement is subject to the revision process.

Contingent Block

We may request that the Brazilian federal government grant us the right to perform the activities set forth in the mandatory exploration program in the contingent block within four years from the date of the Assignment Agreement, and provided that it is proved, based on oil and gas industry best practices, that the total volume recoverable in the other blocks is less than the maximum volume initially provided by the Assignment Agreement.

The activities set forth in the mandatory exploration program for the contingent block must be performed within the term of the exploration phase. At any time, in case we or the Brazilian federal government identify the possibility of producing the maximum volume initially provided for in the Assignment Agreement in the other blocks, we will be required to return the contingent block to the Brazilian federal government immediately.

Revision

The Assignment Agreement is subject to a revision process. We will notify the Brazilian federal government and the ANP ten months before the date expected for the declaration of commerciality of each area covered by the agreement, in order to initiate the revision process, which will begin immediately after the declaration of commerciality of each field in each of the blocks. The revision process will be concluded when we issue our last declaration of commerciality, based on each area’s revised prices and volumes, for all the areas subject to the Assignment Agreement. The contingent block will also be subject to the revision process if we request to the Brazilian federal government the right to perform the activities set forth in the mandatory exploration program within this block.

The conclusion of the revision process may result in the renegotiation of the contract price, the maximum production volume of five bnbbl of oil equivalent, the duration, and the minimum levels of goods and services to be acquired from Brazilian providers.

If the revised contract price is higher than the initial contract price, we may agree with the Brazilian federal government on one or more of the following payment options: (i) a payment to be made by us, in cash or LFTs, to the Brazilian federal government in an amount equal to the difference between the revised contract price (resulting from the revision process) and the initial contract price; or (ii) a reduction in the maximum production volume of five bnbbl of oil equivalent, where we may agree to return one or more of the areas covered by the Assignment Agreement. If the revised contract price is lower than the initial contract price, then the Brazilian federal government will pay us in cash, LFTs, securities issued by us or through other means agreed between us, the difference between the revised contract price and the initial contract price. In either case, the difference between the revised contract price and the initial contract price in U.S. dollars will be converted into Brazilian reais, based on the average PTAX exchange rate for the purchase of U.S. dollars published by the Central Bank of Brazil for the 30 days preceding the revision of each area and will be adjusted by the interest rate of the Brazilian Special Clearance and Custody System (Sistema Especial de Liquidação e Custódia), or the SELIC rate, until the payment date. Payments must be made within three years of the completion of the revision process.

The revision process will be based on reports of independent experts to be engaged by us and by the ANP. Among other factors, the following will be considered in the revision process:

•         Reference Date:  the date of the Declaration of Commerciality in accordance with a systematic interpretation of the Assignment Agreement.  This conclusion, however, is pending from a negotiation with the Brazilian federal government;

•         Discount Rate:  a discount rate of 8.83% per year;

•         Oil Reference Price:  will be equal to the average trading price of the month preceding the revision date (Crude Light West Texas Intermediate — WTI), in U.S.$/barrel, as published by the New York Mercantile Exchange, the NYMEX, under the code “CL,” for the eighteenth futures contract in terms of maturity, minus the differential in relation to Brent crude oil. The Brent crude oil differential (the price of WTI minus the Brent price) shall be calculated using yearly averages of monthly projections as specified in the most recently published reports of the Pira Energy Group (available on their website for a fee) for the year following the revision, or, if not available, a comparable forecast published by an international entity renowned for its technical competence in the oil and natural gas industry. For each area under the Assignment Agreement, the calculation of the differential of the price of barrel of oil equivalent applicable to each area in relation to Brent crude oil shall be based on the most recent fluid characterization data available as of the revision date, and shall be conducted in accordance with the methodology specified in the ANP Ordinance No. 206/2000.

•         Natural Gas Reference Price in U.S.$/MMBtu:  the natural gas reference price equals the price in the reference market (PMR) minus installments in connection with transportation fees (TTr), processing fees (TP), transfer fees (TT) and sales expenses (DC), according to the following formula: PRGN = PMR - (TTr + TP + TT + DC), where:

o        The price in the reference market (PMR) in U.S.$/MMBtu is the average sale price of domestic natural gas in the twelve months preceding the revision date, weighed per volume, consistent with our practices of firm commitments to the non-thermoelectric market in the states of Rio de Janeiro and São Paulo.

o        Transportation fees (TTr) in U.S.$/MMBtu are contractual fees of gas pipelines used to transport natural gas between our processing plants and the delivery points, as follows: TTr = ∑ TTr (n) , where TTr (n) equals the transportation fees of gas pipeline n.

o        The processing fees (TP) in U.S.$/MMBtu are based on the cost of processing pre-salt natural gas, in our Cabiúnas terminal in Macaé, State of Rio de Janeiro, taking into account the revenues from the commercialization of liquid hydrocarbons which will result from the processing of natural gas.

o       The transfer fees (TT) in U.S.$/MMBtu are based on the cost of transferring natural gas from the pre-salt areas from our production units to the Cabiúnas terminal.

o        Sales Expenses (DC) in U.S.$/MMBtu correspond to the costs incurred in the commercialization of natural gas, which include, among others, the preparation and management of natural gas commercialization contracts, logistics costs of supplying natural gas and invoicing costs.

o        Calculations of the processing and transfer fees will be based on audited information we have available for equivalent projects involving processing and transfer of pre-salt natural gas. Calculations of sales expenses will be based on audited information we have available regarding natural gas commercialization.

•         Tax:  Applicable taxes will be the Brazilian taxes applicable to fields under the Assignment Agreement, in force at the revision period;

•         Cost:

o        For operations between the date of the execution of the Assignment Agreement and the revision date, the cost shall be the effective cost incurred by us, in U.S.$, separately for each area under the Assignment Agreement, provided they have been audited and are consistent with common market practices.

o        Investments and operational costs, and additional future costs will be estimated according to best practices in the oil industry, taking into consideration the operational environment, and based on the market prices practiced for each good or service at the revision date.

o        Lease and rent:  in case lease and rent are applicable, they will be considered according to best practices in the oil industry, for production assets including, but not limited to, production units and underwater equipment. Lease and rent payments will be estimated based on daily lease rates of recent lease or rental contracts of Stationary Production Units that have an equivalent market value (CAPEX). Any taxes due pursuant to the remittance of lease and rent payments will be added to the lease and rent payments.

o        Investment costs, operating costs and additional expenses will be calculated in U.S. dollars; and

•         Exchange Rate:  the exchange rate to be applied in the conversions from U.S. dollars to Brazilian reais  will be the average PTAX exchange rate for the purchase of U.S. dollars (calculated by the Brazilian Central Bank) for the 30 days immediately preceding the payment.

Phases

Our performance under the Assignment Agreement is divided into two phases:

•         Exploration phase.  This phase comprises the appraisal for purposes of determining the commerciality of any discoveries of oil, natural gas and other fluid hydrocarbons. The exploration phase began as of the date of the execution of the Assignment Agreement and will end upon the declaration of commerciality of each respective reservoir discovered in each area covered by the Assignment Agreement. We will have four years, which may be extended for an additional two-year period, to comply with the mandatory working program and other ANP-approved activities as set forth in the Assignment Agreement. If we discover oil and decide to appraise such discovery, we must issue a notice of discovery to the ANP. Upon completion of the mandatory working program in each block, we may notify the ANP in writing that we are ending the exploration phase by issuing a declaration of commerciality of each reservoir discovered within a given block or that there have been no discoveries which would justify the development of a given block.

•         Production Phase.  The production phase begins as of the date of delivery of the declaration of commerciality by us to the ANP, and it lasts until the termination of the Assignment Agreement. It comprises a development period, during which we will carry out activities pursuant to a development plan approved by the ANP. Following the development period, we may start production pursuant to a notification to the ANP.

Mandatory Exploration Program

During the exploration phase, we are required to perform a mandatory working program, as specified in an annex to the Assignment Agreement. We may perform other activities outside the scope of the mandatory working program, provided that such activities are approved by the ANP.

The ANP will impose fines on us for delays in the performance of the mandatory exploration program. If the delay is less than 24 months, the fine will correspond to the amount of such non-performed activities, proportional to the number of outstanding days. If the delay is greater than 24 months, then the fine will be equal to twice the amount of the activities of the mandatory exploration program for the relevant block.

Reallocation of Volumes

The Brazilian federal government and we may negotiate the reallocation of the volume of oil and natural gas originally assigned for each block, observing the revised price per barrel of oil equivalent applicable to each area, in the following scenarios: (i) the relevant environmental authority does not grant a permanent license for the performance of oil and natural gas exploration and production activities in a certain block or field, or (ii) the production of the volume allotted for any block is not feasible under petroleum industry best practices due to the geological features of the reservoirs, observing the economic parameters established in the revision process (as discussed below).

Once reallocations are completed, the number of barrels of oil equivalent to be produced in the new block will equal the multiplication of (i) the number of barrels of oil equivalent that were reallocated from the original block to the new block and (ii) the value of the barrel of oil equivalent in the original block, to be divided by the value of the barrel of oil equivalent in the new block.

If it is not possible to reallocate all of the volumes of oil and natural gas not produced by us, the reallocation procedure will be performed in part, and the Brazilian federal government will pay us the amount resulting from the multiplication of the volume not subject to the reallocation by the value of the barrel in the block to which the reallocation has been made.  This dollar amount will be converted to reais  using the average PTAX exchange rate for the purchase of U.S. dollars for the 30 days preceding the date of the reallocation process of such block, and adjusted by the SELIC rate during the period between the date of the reallocation process of such block and the date of payment by the Brazilian federal government.

If it is determined that it is not possible to reallocate any volumes of oil, natural gas and other hydrocarbons fluids as described above, the Brazilian federal government will reimburse us for an amount equivalent to total volume of barrels of oil equivalent that was not produced multiplied by the dollar price of barrel of oil equivalent applicable to the relevant block, converted in reais  using the average PTAX exchange rate for the purchase of U.S. dollars for the 30 days preceding the date of the reallocation process, and adjusted by the SELIC rate from the date of the reallocation process of such block to the date of payment by the Brazilian federal government.

The manner and terms of payment of the reimbursement in either case will be negotiated by us and the Brazilian federal government. Payments will be made no later than three years after the conclusion of the reallocation process.

Unitization

A reservoir covered by a block assigned to us in the Assignment Agreement may extend to adjacent areas outside such block. In such case, we must notify the ANP immediately after identifying the extension and we will be prevented from performing the exploration and production activities within such block, until we have negotiated an unitization agreement with the third-party concessionaire or contractor under a different exploration and production regime who has rights over such adjacent areas, unless otherwise authorized by the ANP.  The ANP will inform such third-party that we should negotiate an “Unitization Agreement.” If the adjacent area is not licensed, the Brazilian federal government shall indicate a representative to negotiate with us.

If the parties are unable to reach an agreement within a deadline established by the ANP, the agency will determine the terms and obligations related to such unitization, on the basis of an expert report, and will also notify us and the third-party or the Brazilian federal government representative, as applicable, of such determination. Until the unitization agreement is approved by the ANP, operations for the development and production of such reservoir must remain suspended, unless otherwise authorized by the ANP. Our refusal to execute the unitization agreement will imply the return to the Brazilian federal government of the area subject to the unitization process.

Licenses, Authorizations and Permissions

We are required to obtain all licenses, authorizations, permissions and rights required by applicable law, as determined by the relevant authorities or based on rights of third parties whether or not contemplated in the Assignment Agreement, that may be necessary to perform our operations under the Assignment Agreement.

Environmental

We are required to preserve the environment and protect the ecosystem in the area subject to the Assignment Agreement, to avoid damages and losses to the fauna, flora and natural resources, and we will be liable for all damages arising from our operations, including for any recovery measures in the case of damage to the environment.

Brazilian Content

The Assignment Agreement requires us to acquire a minimum level of goods and services from Brazilian providers and to provide equal conditions for such providers to compete with foreign companies for the sale of goods and services. The minimum Brazilian content requirement is listed in the Assignment Agreement and specifies certain equipment, goods and services, as well as different levels of content requirement in accordance with the different phases and periods of the Assignment Agreement. The Brazilian content threshold is 37% for the exploration phase. For the development period, it is (i) 55% for the development periods beginning production by 2016, (ii) 58% for the development periods beginning production between 2017 and 2019, and (iii) 65% for the development periods beginning production as of 2020. Despite the minimum percentages set forth for each development period timeframes, the average global percentage of Brazilian content in the development period shall be at least 65%. If we fail to comply with the Brazilian content obligations, we may be subject to specific fines imposed by the ANP.

Royalties and expenses with Research and Development

Once we begin commercial production in each field, we will be required to pay monthly royalties in an amount equal to 10% of the oil and natural gas production. We are also required to invest 0.5% of our yearly gross revenues from oil, natural gas and other fluid hydrocarbons production under the Assignment Agreement in research and development activities related to energy and environmental issues being conducted in universities and national research and technical development institutions, public or private, previously registered with the ANP for this purpose.

Miscellaneous Provisions

•         We shall not assign our rights under the Assignment Agreement.

•         Any breach of the Assignment Agreement or of any regulations of the ANP caused by us may lead to administrative sanctions and fines to be imposed by the ANP, in accordance with applicable legislation and the terms of this Assignment Agreement, and respecting the due process of law.

•         If our breach of the Assignment Agreement is considered by the ANP not to be significant, intentional, or a result of negligence, imprudence or recklessness, or it is proved that we worked diligently to curing such breach, the ANP may, instead of terminating the Assignment Agreement, apply the sanctions mentioned above.

•         The Assignment Agreement shall terminate upon (i) the production of the maximum volume of barrels of oil equivalent as specified in the Assignment Agreement, (ii) the expiration of the term, or (iii) upon the request of the ANP, if we fail to observe the cure period established by the ANP in connection with the breach of an obligation that proves relevant for the continuation of operations in each block. Such cure period may not be less than 90 days, except in cases of extreme emergency.

•         The Brazilian federal government and we will only be excused from the performance of the activities set forth in the Assignment Agreement in cases of force majeure, which includes, among others, delays in the obtaining an environmental license, provided that such delay is attributable only to the relevant environmental authority.

•         The Assignment Agreement is subject to Brazilian law.

•         The Brazilian federal government and we will use our best efforts to settle any disputes amicably. If we are unable to do so, we may submit such dispute for arbitral review by the Brazilian Federal Attorney’s Office (Advocacia-Geral da União Federal), which may rely on independent experts to address technical matters, or initiate a legal proceeding at the Federal Court located in Brasília, Brazil.

For information concerning our other material contracts, see Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects.”

Exchange Controls

There are no restrictions on ownership of the common or preferred shares by individuals or legal entities domiciled outside Brazil.

The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil may be subject to restrictions under foreign investment legislation, which generally requires, among other things, that the relevant investments be registered with the Central Bank of Brazil.  If any restrictions are imposed on the remittance of foreign capital abroad, they could hinder or prevent Companhia Brasileira de liquidação e Custódia, or CBLC, as custodian for the common and preferred shares represented by the ADSs, or registered holders who have exchanged ADSs for common shares or preferred shares, from converting dividends, distributions or the proceeds from any sale of such common shares or preferred shares, as the case may be, into U.S. dollars and remitting the U.S. dollars abroad.

Foreign investors may register their investment under Law No. 4,131 of September 3, 1962 or CMN Resolution No. 2,689. Registration under CMN Resolution No. 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven, as defined by Brazilian tax laws. See “—Taxation Relating to Our ADSs and Common and Preferred Shares—Brazilian Tax Considerations.”

Under CMN Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled.  In accordance with CMN Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

Under CMN Resolution No. 2,689, a foreign investor must:

•         appoint at least one representative in Brazil, with powers to perform actions relating to its investment;

•         appoint an authorized custodian in Brazil for its investments;

•         register as a foreign investor with the CVM; and

•         register its foreign investment with the Central Bank of Brazil.

Securities and other financial assets held by CMN Resolution No. 2,689 investors must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank of Brazil or the CVM.  In addition, any transfer of securities held under CMN Resolution No. 2,689 must be carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization or occurring upon the death of an investor by operation of law or will.

Holders of ADSs who have not registered their investment with the Central Bank of Brazil could be adversely affected by delays in, or refusals to grant, any required government approval for conversions of payments made in reais and remittances abroad of these converted amounts.

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

This description is not a comprehensive description of the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules that are generally applicable to all taxpayers or to certain classes of investors or rules that investors are generally assumed to know.  Prospective purchasers of common or preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of common or preferred shares or ADSs.

There is no income tax treaty between the United States and Brazil. In recent years, the tax authorities of Brazil and the United States have held discussions that may culminate in such a treaty.  We cannot predict, however, whether or when a treaty will enter into force or how it will affect the U.S. Holders of common or preferred shares or ADSs.

Brazilian Tax Considerations

General

The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of preferred or common shares or ADSs, as the case may be, by a holder that is not deemed to be domiciled in Brazil for purposes of Brazilian taxation, also called a non-Brazilian holder.

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

Taxation of Dividends

Dividends paid by us, including stock dividends and other dividends paid in property to the depositary in respect of the ADSs, or to a non-Brazilian holder in respect of the preferred or common shares, are currently not subject to withholding income tax in Brazil, to the extent that such amounts are related to profits generated as of January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, depending on the year the profits were generated.

We must pay to our shareholders (including non-Brazilian holders of common or preferred shares or ADSs) interest on the amount of dividends payable to them, at the SELIC rate, from the end of each fiscal year through the date of effective payment of those dividends. These interest payments are considered as fixed-yield income and are subject to withholding income tax at varying rates depending on the length of period of interest accrual. The tax rate varies from 15%, in case of interest accrued for a period greater than 720 days, 17.5% in case of interest accrued for a period between 361 and 720 days, 20% in case of interest accrued for a period between 181 and 360 days, and to 22.5%, in case of interest accrued for a period up to 180 days. However, the withholding income tax is reduced to 15% in the case of a non-Brazilian holder of ADSs or common or preferred shares investing under Resolution No. 2,689 who is not resident or domiciled in a country or other jurisdiction that does not impose income tax or imposes it at a maximum income tax rate lower than 20% (a Low or Nil Tax Jurisdiction) or, based on the position of the Brazilian tax authorities, a country or other jurisdiction where the local legislation does not allow access to information related to the shareholding composition of legal entities, to their ownership or to the identity of the effective beneficiary of the income attributed to shareholders (the Non-Transparency Rule).  See “—Clarifications on Non-Brazilian Holders Resident or Domiciled in a Low or Nil Tax Jurisdiction.”

Taxation on Interest on Capital

Any payment of interest on capital to holders of ADSs or preferred or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15% at the time we record such liability, whether or not the effective payment is made at that time. See “—Memorandum and Articles of Incorporation—Payment of Dividends and Interest on Capital.” In the case of non-Brazilian residents that are resident in a Low or Nil Tax Jurisdiction (including in the view of Brazilian authorities the jurisdictions to which the Non-Transparency Rule applies), the applicable withholding income tax rate is 25%.  See “—Clarifications on Non-Brazilian Holders Resident or Domiciled in a Low or Nil Tax Jurisdiction.”  The payment of interest at the SELIC rate that is applicable to payments of dividends applies equally to payments of interest on capital. The determination of whether or not we will make distributions in the form of interest on capital or in the form of dividends is made by our board of directors at the time distributions are to be made. We cannot determine how our board of directors will make these determinations in connection with future distributions.

Taxation of Gains

For purposes of Brazilian taxation on capital gains, two types of non-Brazilian holders have to be considered: (i) non-Brazilian holders of ADSs, preferred shares or common shares that are not resident or domiciled in a Low or Nil Tax Jurisdiction, and that, in the case of preferred or common shares have registered before the Central Bank of Brazil and the CVM in accordance with Resolution No. 2,689; and (ii) any other non-Brazilian holder, including non-Brazilian holders who invest in Brazil not in accordance with Resolution No. 2,689 (including registration under Law No. 4,131 of 1962) and who are resident or domiciled in a Low or Nil Tax Jurisdiction.  See “—Clarifications on Non-Brazilian Holders Resident or Domiciled in a Low or Nil Tax Jurisdiction.”

According to Law No. 10,833, dated December 29, 2003, capital gains realized on the disposition of assets located in Brazil by non-Brazilian holders, whether or not to other non-residents and whether made outside or within Brazil, may be subject to taxation in Brazil. With respect to the disposition of common or preferred shares, as they are assets located in Brazil, the non-Brazilian holder may be subject to income tax on any gains realized, following the rules described below, regardless of whether the transactions are conducted in Brazil or with a Brazilian resident. We understand the ADSs do not fall within the definition of assets located in Brazil for the purposes of this law, but there is still neither pronunciation from tax authorities nor judicial court rulings in this respect. Therefore, we are unable to predict whether such understanding will prevail in the courts of Brazil.

Although there are grounds to sustain otherwise, the deposit of preferred or common shares in exchange for ADSs may be subject to Brazilian taxation on capital gains if the acquisition cost of the preferred or common shares is lower than: (i) the average price per preferred or common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (ii) if no preferred or common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred or common shares were sold in the 15 trading sessions immediately preceding such deposit. In such a case, the difference between the amount previously registered and the average price of the preferred or common shares calculated as above, will be considered a capital gain.

The difference between the acquisition cost and the average price of the preferred or common shares calculated as described above will be considered to be a capital gain realized that is subject to taxation as described below. There are grounds to sustain that such taxation is not applicable with respect to non-Brazilian holders registered under the rules of Resolution No. 2,689 and not resident or domiciled in a Low or Nil Tax Jurisdiction.

The withdrawal of ADSs in exchange for preferred or common shares should not be considered as giving rise to a capital gain subject to Brazilian income tax, provided that on receipt of the underlying preferred or common shares, the non-Brazilian holder complies with the registration procedure with the Central Bank of Brazil as described below in “Registered Capital.”

Capital gains realized by a non-Brazilian holder on a sale or disposition of preferred or common shares carried out on a Brazilian stock exchange (which includes transactions carried out on the organized over-the-counter market) are:

•         exempt from income tax when the non-Brazilian holder (i) has registered its investment in accordance with Resolution No. 2,689 and (ii) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or

•         in all other cases, including a case of capital gains realized by a non-Brazilian holder that is not registered in accordance with Resolution No. 2,689 and/or is resident or domiciled in a Low or Nil Tax Jurisdiction, subject to income tax at a 15% rate. In these cases, a withholding income tax at a rate of 0.005% of the sale value is levied on the transaction which can be offset against the eventual income tax due on the capital gain.

Any capital gains realized on a disposition of preferred or common shares that is carried out outside the Brazilian stock exchange are subject to income tax at the rate of 15%, or 25% in case of gains realized by a non-Brazilian holder that is domiciled or resident in a Low or Nil Tax Jurisdiction or a jurisdiction to which the Non-Transparency Rule applies. In this last case, for the capital gains related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% will also apply and can be offset against the eventual income tax due on the capital gain.

In the case of a redemption of preferred or common shares or ADSs or a capital reduction made by us, the positive difference between the amount received by the non-Brazilian holder and the acquisition cost of the preferred or common shares or ADSs redeemed or reduced is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore generally subject to income tax at the rate of 15% or 25%, as the case may be.  See “—Clarifications on Non-Brazilian Holders Resident or Domiciled in a Low or Nil Tax Jurisdiction.”

Any exercise of preemptive rights relating to the preferred or common shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of preferred or common shares.

No assurance can be made that the current preferential treatment of non-Brazilian holders of the ADSs and some non-Brazilian holders of the preferred or common shares under Resolution No. 2,689 will continue to apply in the future.

Clarifications on Non-Brazilian Holders Resident or Domiciled in a Low or Nil Tax Jurisdiction

Law No. 9,779 of January 1, 1999 states that, except for limited prescribed circumstances, income derived from transactions by a person resident or domiciled in a Low or Nil Tax Jurisdiction will be subject to withholding income tax at the rate of 25%. A Low or Nil Tax Jurisdiction is generally considered to be a country or other jurisdiction which does not impose any income tax or which imposes such tax at a maximum rate lower than 20%. Under certain circumstances, the Non-Transparency Rule is also taken into account for determining whether a country or other jurisdiction is a Low or Nil Tax Jurisdiction. In addition, Law No. 11,727 of June 23, 2008 introduced the concept of a “privileged tax regime”, which is defined as a tax regime which (i) does not tax income or taxes it at a maximum rate lower than 20%; (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out a substantial economic activity in the country or other jurisdiction or (b) contingent on the non-exercise of a substantial economic activity in the country or other jurisdiction; or (iii) does not tax or that taxes foreign source income at a maximum rate lower than 20%; or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out. We believe that the best interpretation of Law No. 11,727/08 is that the new concept of a “privileged tax regime” will apply solely for purposes of the transfer pricing rules in export and import transactions, deductibility for Brazilian corporate income taxes and the thin capitalization rules and, would therefore generally not have an impact on the taxation of a non-Brazilian holder of preferred or common shares or ADSs, as discussed herein. However, we are unable to ascertain whether the privileged tax regime concept will also apply in the context of the rules applicable to Low or Nil Tax Jurisdictions, although the Brazilian tax authorities appear to agree with our position, in view of the provisions of the Normative Ruling No. 1,037 of June 4, 2010.

Taxation of Foreign Exchange Transactions (IOF/Exchange)

Brazilian law imposes the IOF/Exchange on the conversion of reais  into foreign currency and on the conversion of foreign currency into reais. Currently, for most foreign currency exchange transactions, the rate of IOF/Exchange is 0.38%. However, foreign exchange transactions related to inflows of funds to Brazil for investments made by foreign investors in the Brazilian financial and capital markets are generally subject to IOF/Exchange, depending on the respective conditions, at a rate of 6%, except for foreign exchange transactions in connection with (i) investments in variable income carried out in the Brazilian stock, commodities and/or future exchanges (except for derivatives with predetermined income), (ii) acquisitions of stock of Brazilian publicly traded companies in a public offer, and (iii) subscriptions of stock of Brazilian publicly traded companies, which are subject to IOF/Exchange at a zero percent rate. Foreign exchange transactions related to outflows of proceeds from Brazil in connection with investments made by foreign investors in the Brazilian financial and capital markets are also subject to the IOF/Exchange tax at a zero percent rate.  This zero percent rate applies to payments of dividends and interest on capital received by foreign investors with respect to investments in the Brazilian financial and capital markets, such as investments made by a non-Brazilian holder as provided for in Resolution No. 2,689. The Brazilian Executive Branch may increase such rates at any time, up to 25% of the amount of the foreign exchange transaction, but not with retroactive effect.

Taxation on Bonds and Securities Transactions (IOF/Bonds)

Brazilian law imposes IOF/Bonds on transactions involving equity securities, bonds and other securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds applicable to transactions involving preferred or common shares is currently zero. However, the Brazilian federal government may increase such rate at any time up to 1.5% of the transaction amount per day, but the tax cannot be applied retroactively. The deposit of preferred or common shares for issuance of ADSs is subject to IOF/Bonds at a rate of 1.5%.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred or common shares or ADSs by a non-Brazilian holder, except for gift and inheritance taxes which are levied by certain states of Brazil on gifts made or inheritances bestowed by a non-Brazilian holder to individuals or entities resident or domiciled within such states in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred or common shares or ADSs.

Registered Capital

The amount of an investment in preferred or common shares held by a non-Brazilian holder who obtains registration under Resolution No. 2,689, or by the depositary representing such holder, is eligible for registration with the Central Bank of Brazil; such registration (the amount so registered being called registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized with respect to dispositions of, such preferred or common shares.  The registered capital for each preferred or common share purchased as part of the international offering or purchased in Brazil after the date hereof, and deposited with the depositary will be equal to its purchase price (in U.S. dollars).  The registered capital for a preferred or common share that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of:

(a)   the average price of a preferred or common share on the Brazilian stock exchange on which the greatest number of such shares were sold on the day of withdrawal; or

(b)   if no preferred or common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred or common shares were sold in the 15 trading sessions immediately preceding such withdrawal.

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

U.S. Federal Income Tax Considerations

This summary describes the principal U.S. federal income tax consequences of the ownership and disposition of common or preferred shares or ADSs, based on the U.S. Internal Revenue Code of 1986, as amended (the Code), its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service (IRS), and court decisions, all as in effect as of the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of common or preferred shares or ADSs. This summary applies only to purchasers of common or preferred shares or ADSs who hold the common or preferred shares or ADSs as “capital assets” (generally, property held for investment), and does not apply to special classes of holders such as dealers or traders in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of our shares (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, partnerships or partners therein, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in common or preferred shares or ADSs on a mark-to-market basis, persons that enter into a constructive sale transaction with respect to common or preferred shares or ADSs, and persons holding common or preferred shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR CONCERNING THE OVERALL TAX CONSEQUENCES IN ITS PARTICULAR CIRCUMSTANCES, INCLUDING THE CONSEQUENCES UNDER LAWS OTHER THAN U.S. FEDERAL INCOME TAX LAWS, OF AN INVESTMENT IN COMMON OR PREFERRED SHARES OR ADSs.

Shares of our preferred stock will be treated as equity for U.S. federal income tax purposes. In general, a holder of an ADS will be treated as the holder of the shares of common or preferred stock represented by those ADSs for U.S. federal income tax purposes, and no gain or loss will be recognized if you exchange ADSs for the shares of common or preferred stock represented by that ADS.

In this discussion, references to ADSs refer to ADSs with respect to both common and preferred shares, and references to a “U.S. Holder” are to a holder of an ADS that is:

•         an individual who is a citizen or resident of the United States;

•         a corporation organized under the laws of the United States, any state thereof, or the District of Columbia; or

•         otherwise subject to U.S. federal income taxation on a net basis with respect to the shares or the ADS.

Taxation of Distributions

A U.S. Holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property we distribute as a dividend to the extent that such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, when such distribution is received by the custodian, or by the U.S. Holder in the case of a holder of common or preferred shares. The amount of any distribution will include distributions characterized as interest on capital and the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais  will be measured by reference to the exchange rate for converting reais  into U.S. dollars in effect on the date the distribution is received by the custodian, or by a U.S. Holder in the case of a holder of common or preferred shares. If the custodian, or U.S. Holder in the case of a holder of common or preferred shares, does not convert such reais  into U.S. dollars on the date it receives them, it is possible that the U.S. Holder will recognize foreign currency loss or gain, which would be U.S. source ordinary loss or gain, when the reais  are converted into U.S. dollars. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate U.S. Holder with respect to the ADSs will generally be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a “passive foreign investment company” as defined for U.S. federal income tax purposes (a PFIC). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it should not be treated as a PFIC for U.S. federal income tax purposes with respect to its 2011 or 2012 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2013 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether the Company would be able to comply with these procedures. U.S. Holders of our ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their particular circumstances.

Distributions out of earnings and profits with respect to the shares or ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated as “passive category income” for U.S. foreign tax credit purposes. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the shares or ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, or, at the U.S. Holder’s election, such Brazilian withholding tax may be taken as a deduction against taxable income. A U.S. foreign tax credit may not be allowed for Brazilian withholding tax imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. Holder’s expected economic profit is insubstantial. U.S. Holders should consult their own tax advisors regarding the availability of the U.S. foreign tax credit, including the translation of reais  into U.S. dollar for these purposes, in light of their particular circumstances.

Holders of ADSs that are foreign corporations or nonresident alien individuals (non-U.S. Holders) generally will not be subject to U.S. federal income tax, including withholding tax, on distributions with respect to shares or ADSs that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct by the holder of a trade or business in the United States.

Holders of shares and ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

Taxation of Capital Gains

Upon the sale or other disposition of a share or an ADS, a U.S. Holder will generally recognize U.S. source capital gain or loss for U.S. federal income tax purposes, equal to the difference between the amount realized on the disposition and the U.S. Holder’s tax basis in such share or ADS. Any gain or loss will be long-term capital gain or loss if the shares or ADSs have been held for more than one year. Non-corporate U.S. Holders of shares or ADSs may be eligible for a preferential rate of U.S. federal income tax in respect of long-term capital gains. Capital losses may be deducted from taxable income, subject to certain limitations. For U.S. federal income tax purposes, such disposition would not result in foreign source-income to a U.S. Holder. As a result, a U.S. Holder may not be able to use the foreign tax credit associated with any Brazilian income taxes imposed on such gains, unless such holder can use the credit against U.S. tax due on other foreign-source income. U.S. Holders should consult their own tax advisors regarding the availability of the U.S. foreign tax credit, including the translation of reais  into U.S. dollar for purposes of their investment in our shares or ADSs.

A non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of a share or an ADS, unless:

•         such gain is effectively connected with the conduct by the holder of a trade or business in the United States; or

•         such holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding

The payment of dividends on, and proceeds from the sale or other disposition of, the ADSs or common or preferred shares to a U.S. Holder within the United States (or through certain U.S. related financial intermediaries) will generally be subject to information reporting unless the U.S. Holder is a corporation or other exempt recipient. Such dividends and proceeds may be subject to backup withholding unless the U.S. Holder (i) is an exempt recipient, or (ii) timely provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Backup withholding is not an additional tax. The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, so long as the required information is properly furnished to the IRS.

U.S. Holders should consult their own tax advisors about any additional reporting requirements that may arise as a result of their purchasing, holding or disposing of our ADSs, or common or preferred shares.

A non-U.S. Holder generally will be exempt from these information reporting requirements and backup withholding tax, but may be required to comply with certain certification and identification procedures in order to establish its eligibility for such exemption.

Taxation Relating to PifCo’s and PGF’s Notes

The following summary contains a description of material Cayman Islands, Brazilian, Dutch, European Union and U.S. federal income tax considerations that may be relevant to the purchase, ownership, and disposition of PifCo’s and PGF’s debt securities.  This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the Cayman Islands, The Netherlands, Brazil and the United States.

This summary is based on the tax laws of the Cayman Islands, The Netherlands, Brazil and the United States as in effect on the date of this annual report, which are subject to change (possibly with retroactive effect).  This description is not a comprehensive description of all tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules generally applicable to all taxpayers or to certain classes of investors or that investors are generally assumed to know.  Prospective purchasers of notes should consult their own tax advisors regarding the tax consequences of the acquisition, ownership and disposition of the notes.

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

No Cayman Islands withholding tax applies to distributions by PifCo in respect of the notes.  Noteholders whose notes are brought into or issued in the Cayman Islands may be liable to pay stamp duty.

Dutch Taxation

The following generally outlines the Dutch tax consequences to holders of the notes in connection with the acquisition, ownership and disposal of notes in a Dutch company. It does not purport to describe all possible Dutch tax considerations or consequences that may be relevant to a holder.

For the purpose of this section, “Dutch Taxes” shall mean taxes of whatever nature levied by or on behalf of The Netherlands or any of its subdivisions or taxing authorities. The Netherlands means the part of the Kingdom of the Netherlands located in Europe.

For Dutch tax purposes, a holder of notes may include an individual or an entity who does not have the legal title to the notes, but to whom the notes are attributed based either on such individual or entity holding a beneficial interest in the notes or based on specific statutory provisions, including statutory provisions pursuant to which the notes are attributed to an individual who is, or who has directly or indirectly inherited the notes from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the notes.

This section does not describe all the possible Dutch tax consequences that may be relevant to the holder of the notes who receives or has received any benefits from these notes as employment income, deemed employment income or otherwise as compensation for work or services.

Taxes on Income and Capital Gains

A holder of notes will not be subject to any Dutch taxes on income or capital gains in respect of the notes, including such tax on any payment under the notes or in respect of any gain realised on the disposal, deemed disposal, redemption or exchange of the notes, provided that:

•         such holder is neither a resident nor deemed to be a resident of the Netherlands, nor, if he is an individual, has elected to be taxed as a resident of the Netherlands; and

•         such holder does not have, and is not deemed to have, an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the notes are attributable; and

•         if such holder is an individual, such income or capital gains do not form "benefits from miscellaneous activities in the Netherlands" (resultaat uit overige werkzaamheden in Nederland), which would for instance be the case if the activities in the Netherlands with respect to the notes exceed "normal active asset management" (normaal, actief vermogensbeheer) or if income and gains are derived from the holding, whether directly or indirectly, of (a combination of) shares, debt claims or other rights (together, a "lucrative interest") that the holder thereof has acquired under such circumstances that such income and gains are intended to be remuneration for work or services performed by such holder (or a related person) in the Netherlands, whether within or outside an employment relation, where such lucrative interest provides the holder thereof, economically speaking, with certain benefits that have a relation to the relevant work or services; and

•         the holders of the notes do not hold directly or indirectly, a substantial shareholding (i.e., generally speaking, an interest of 5% or more of the shares, options, profit rights or voting rights) in PGF.

A holder of notes will not be subject to taxation in the Netherlands by reason only of the execution, delivery and/or enforcement of its rights and obligations connected to the notes, the issue of the notes or the performance by PGF of its obligations under the notes.

Dutch Withholding Tax

All payments made under the notes will not be subject to any withholding taxes of whatever nature imposed, levied, withheld or assessed by the Netherlands

Dutch Gift, Estate and Inheritance Taxes

No gift, estate or inheritance taxes will arise in the Netherlands with respect to an acquisition or deemed acquisition of notes by way of a gift by, or on the death of, a holder of notes who is neither resident, deemed to be resident for Dutch inheritance and gift tax purposes, unless in the case of a gift of notes by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands.

For the purposes of Netherlands gift, estate and inheritance tax, a gift that is made under a condition precedent is deemed to be made at the moment such condition precedent is satisfied or, if earlier, the moment the donor dies.

For purposes of Netherlands gift, estate and inheritance tax, an individual who holds the Netherlands nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his death.

For purposes of Netherlands gift tax, an individual not holding the Netherlands nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the twelve months preceding the date of the gift.

Turnover Tax

No Dutch turnover tax will arise in respect of any payment in consideration for the issue of the notes or with respect to any payment by PGF of principal, interest or premium (if any) on the notes.

Other Taxes and Duties

No other Dutch taxes, including taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable in The Netherlands by or on behalf of a holder of the notes by reason only of the purchase, ownership and disposal of the notes.

European Union Tax Considerations

Under the Savings Directive, each Member State is required to provide to the tax or other relevant authorities of another Member State details of payments of interest (or similar income) paid by a paying agent within its jurisdiction to, or collected by such a paying agent for, an individual resident in that other Member State or to certain limited types of entities established in that other Member State. However, for a transitional period (the ending of which is dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries), Luxembourg and Austria will (unless during that period they elect otherwise) operate a withholding system in relation to such payments deducting tax at the rate of 35%, unless the beneficiary of the interest payments elects for the exchange of information procedure or the tax certificate procedure. A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland).

The European Commission has proposed certain amendments to the Directive, which may, if implemented, amend and broaden the scope of the requirement described above. Holders of notes should therefore seek advice from their financial or tax adviser on the full implications for themselves of the draft of the amended Directive.

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

Generally, an individual, entity, trust or organization domiciled for tax purposes outside Brazil, or a “Non-resident,” is taxed in Brazil only when income is derived from Brazilian sources or when the transaction giving rise to such earnings involves assets in Brazil.  Therefore, any gains or interest (including original issue discount), fees, commissions, expenses and any other income paid by PifCo in respect of the notes issued by it in favor of Non-resident holders are not subject to Brazilian taxes.

Interest, fees, commissions, expenses and any other income payable by Petrobras as guarantor resident in Brazil to a Non-resident are generally subject to income tax withheld at source.  The rate of withholding income tax in respect of interest payments is generally 15%, unless (i) the holder of the notes is resident or domiciled in a “tax haven jurisdiction” (that is deemed to be a country or jurisdiction which does not impose any tax on income or which imposes such tax at a maximum effective rate lower than 20% or where the local legislation imposes restrictions on disclosing the identities of shareholders, the ownership of investments, or the ultimate beneficiary of earnings distributed to the Non-resident— “tax haven jurisdiction”), in which case the applicable rate is 25% or (ii) such other lower rate as provided for in an applicable tax treaty between Brazil and another country where the beneficiary is domiciled.  In case the guarantor is required to assume the obligation to pay the principal amount of the notes, Brazilian tax authorities could attempt to impose withholding income tax at the rate of up to 25% as described above.  Although Brazilian legislation does not provide a specific tax rule for such cases and there is no official position from tax authorities or precedents from the Brazilian court regarding the matter, we believe that the remittance of funds by Petrobras as a guarantor for the payment of the principal amount of the notes will not be subject to income tax in Brazil, because the mere fact that the guarantor is making the payment does not convert the nature of the principal due under the notes into income of the beneficiary.

If the payments with respect to the notes are made by Petrobras, as provided for in the guaranties, the Non-resident holders will be indemnified so that, after payment of all applicable Brazilian taxes collectable by withholding, deduction or otherwise, with respect to principal, interest and additional amounts payable with respect to the notes (plus any interest and penalties thereon), a Non-resident holder will receive an amount equal to the amount that such Non-resident holder would have received as if no such Brazilian taxes (plus interest and penalties thereon) were withheld.  The Brazilian obligor will, subject to certain exceptions, pay additional amounts in respect of such withholding or deduction so that the Non-resident holder receives the net amount due.

Gains on the sale or other disposition of the notes made outside of Brazil by a Non-resident, other than a branch or a subsidiary of Brazilian resident, to another Non-resident are not subject to Brazilian income tax.

In addition, payments made from Brazil are subject to the tax on foreign exchange transactions (IOF/Câmbio), which is levied on the conversion of Brazilian currency into foreign currency and on the conversion of foreign currency into Brazilian currency at a general rate of 0.38%.  Other IOF/Câmbio rates may apply to specific transactions. In any case, the Brazilian federal government may increase, at any time, such rate up to 25% but only with respect to future transactions.

Generally, there are no inheritance, gift, succession, stamp, or other similar taxes in Brazil with respect to the ownership, transfer, assignment or any other disposition of the notes by a Non-resident, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states.

U.S. Federal Income Taxation

The following summary sets forth certain United States federal income tax considerations that may be relevant to a holder of a note that is, for U.S. federal income purposes, a citizen or resident of the United States or a domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of the notes (a “U.S. Holder”). This summary is based upon the Code, its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the IRS, and court decisions, all as in effect as of the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary does not purport to discuss all aspects of the U.S. federal income taxation which may be relevant to special classes of investors, such as financial institutions, insurance companies, dealers or traders in securities or currencies, securities traders who elect to account for their investment in notes on a mark-to-market basis, regulated investment companies, tax-exempt organizations, partnerships or partners therein, holders that are subject to the alternative minimum tax, certain short-term holders of notes, persons that hedge their exposure in the notes or hold notes as part of a position in a “straddle” or as part of a hedging transaction or “conversion transaction” for U.S. federal tax purposes, persons that enter into a “constructive sale” transaction with respect to the notes or U.S. Holder whose functional currency is not the U.S. dollar.  U.S. Holders should be aware that the U.S. federal income tax consequences of holding the notes may be materially different for investors described in the prior sentence.

In addition, this summary does not discuss any foreign, state or local tax considerations.  This summary only applies to original purchasers of notes who have purchased notes at the original issue price and hold the notes as “capital assets” (generally, property held for investment).

EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR CONCERNING THE OVERALL TAX CONSEQUENCES IN ITS PARTICULAR CIRCUMSTANCES, INCLUDING THE CONSEQUENCES UNDER LAWS OTHER THAN U.S. FEDERAL INCOME TAX LAWS, OF AN INVESTMENT IN THE NOTES.

Payments of Interest

Payment of “qualified stated interest,” as defined below, on a note (including additional amounts, if any) generally will be taxable to a U.S. holder as ordinary interest income when such interest is accrued or received, in accordance with the U.S. holder’s applicable method of accounting for U.S. federal tax purposes.  In general, if the “issue price” of a note is less than the “stated redemption price at maturity” by more than a de minimis amount, such note will be considered to have “original issue discount,” or OID.  The “issue price” of a note is the first price at which a substantial amount of such notes are sold to investors. The stated redemption price at maturity of a note generally includes all payments other than payments of qualified stated interest.

In general, each U.S. Holder of a note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include in gross income as ordinary interest income the sum of the “daily portions” of OID on the note, if any, for all days during the taxable year that the U.S. Holder owns the note.  The daily portions of OID on a note are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period.  In general, in the case of an initial holder, the amount of OID on a note allocable to each accrual period is determined by (i) multiplying the “adjusted issue price,” as defined below, of the note at the beginning of the accrual period by the yield to maturity of the note, and (ii) subtracting from that product the amount of qualified stated interest allocable to that accrual period. U.S. Holders should be aware that they generally must include OID in gross income as ordinary interest income for U.S. federal income tax purposes as it accrues, in advance of the receipt of cash attributable to that income.  The “adjusted issue price” of a note at the beginning of any accrual period will generally be the sum of its issue price (generally including accrued interest, if any) and the amount of OID allocable to all prior accrual periods, reduced by the amount of all payments other than payments of qualified stated interest (if any) made with respect to such note in all prior accrual periods. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually during the entire term of a note at a single fixed rate of interest, or subject to certain conditions, based on one or more interest indices.

Interest income, including OID, in respect of the notes will constitute foreign source income for U.S. federal income tax purposes and, with certain exceptions, will be treated separately, together with other items of “passive category income,” for purposes of computing the foreign tax credit allowable under the U.S. federal income tax laws.  The calculation of foreign tax credits, involves the application of complex rules that depend on a U.S. Holder’s particular circumstances.  U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of additional amounts.

Sale or Disposition of Notes

A U.S. Holder generally will recognize capital gain or loss upon the sale, exchange, retirement or other disposition of a note in an amount equal to the difference between the amount realized upon such sale, exchange, retirement or other disposition (other than amounts attributable to accrued qualified stated interest, which will be taxed as such) and such U.S. Holder’s adjusted tax basis in the note.  A U.S. Holder’s adjusted tax basis in the note generally will equal the U.S. Holder’s cost for the note increased by any amounts included in gross income by such U.S. Holder as OID, if any, and reduced by any payments other than payments of qualified stated interest on that note.  Gain or loss realized by a U.S. Holder on the sale, exchange, retirement or other disposition of a note generally will be U.S. source gain or loss for U.S. federal income tax purposes unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.  The gain or loss realized by a U.S. Holder will be capital gain or loss, and will be long-term capital gain or loss if the notes were held for more than one year.  The net amount of long-term capital gain recognized by an individual holder generally is subject to taxation at preferential rates.  Capital losses may be deducted from taxable income, subject to certain limitations.

Backup Withholding and Information Reporting

A U.S. Holder may, under certain circumstances, be subject to “backup withholding” with respect to certain payments to that U.S. Holder, unless the holder (i) is an exempt recipient, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.  Any amount withheld under these rules generally will be creditable against the U.S. Holder’s U.S. federal income tax liability.  While non-U.S. Holders generally are except from backup withholding, a non-U.S. Holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove entitlement to this exemption.

U.S. Holders should consult their own tax advisors about any additional reporting requirements that may arise as a result of their purchasing, holding or disposing of the notes.

Non-U.S. Holder

A holder or beneficial owner of a note that is not a U.S. Holder (a “non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on interest received on the notes.  In addition, a non-U.S. Holder will not be subject to U.S. federal income or withholding tax on gain realized on the sale of notes unless such gain is effectively connected with the conduct by such holder of a trade or business in the United States or, in the case of gain realized by an individual non-U.S. Holder, the non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Documents on Display

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and accordingly file reports and other information with the SEC.  Reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C.  20549.  You can obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  You may also inspect Petrobras’ reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which Petrobras’ ADSs are listed.  Our SEC filings are also available to the public from the SEC’s Web site at http://www.sec.gov.  For further information on obtaining copies of Petrobras’ public filings at the New York Stock Exchange, you should call (212) 656-5060.

We also file financial statements and other periodic reports with the CVM.

Item 11.  Qualitative and Quantitative Disclosures about Market Risk

Risk Management

We are exposed to a number of risks arising from our operations.  Such risks include the possibility that changes in prices of oil and oil products, foreign currency exchange rates or interest rates may adversely affect the value of our financial assets, liabilities, future cash flows and earnings.

We are also exposed to the credit risk of customers and financial institutions, arising from our business operations and cash management. Such risks involve the possibility of the non-receipt of sales made and amounts invested, deposited or guaranteed by financial institutions.

We adopt the practice of integrated risk management according to which management focuses not on the individual risks of operations or business units, but takes a wider view of the consolidated corporation, capturing possible natural hedges where available. For the management of market risk, financial structural actions are taken through the proper management of capital and indebtedness of the company rather than the use of derivative financial instruments.

Commodity Price Risk

Our sales of crude oil and oil products are related to international prices, which exposes us to price fluctuations in international markets.

For the purposes of managing our exposure to price fluctuations, we avoid, whenever possible and reasonable, the use of derivatives for hedging systemic operations (namely, buying and selling oil and products in order to provide for our operational needs).

The derivatives transactions are intended to protect the expected results of the transactions carried out abroad.  Our derivatives contracts provide economic hedges for anticipated crude oil and byproducts purchases and sales in the international markets, generally forecast to occur within a 30- to 360-day period.  Our exposure on these contracts is limited to the difference between contract value and market value on the volumes hedged.  See Note 30 to our audited consolidated financial statements for more information about our commodity derivative transactions.

The following table sets forth a sensitivity analysis demonstrating the net change in fair value of a 10% adverse change in the price of the underlying commodity as of December 31, 2012, which is a 10% increase in the price of the underlying commodity for options, futures and swaps.

	Petrobras
Outstanding as of December 2012	Quantity	Fair Value(1)	+10% Sensitivity
	(mbbl)	(U.S.$ million)	(U.S.$ million)
Options:
Buy contracts	(1,080)
Sell contracts	(970)
		1.49	4.6
Futures:
Buy contracts	16,500
Sell contracts	(19,880)
		18	71.6
Swaps:
Receive variable/pay fixed	0
Receive fixed/pay variable	0
		0	0

(1)     Fair value represents an estimate of gain or loss that would be realized if contracts were settled at the balance sheet date.

Interest Rate and Exchange Rate Risk

The table below provides summary information regarding our exposure to interest rate and exchange rate risk in our total debt portfolio for 2012 and 2011.  Total debt portfolio includes long-term debt, capital leases, project financings, and current portions thereof, and short-term debt.

	Total Debt Portfolio
	2012	2011
	(%)
Real-denominated:
Fixed rate	0.6	0.3
Floating rate	19.7	23.4
Sub-total	20.3	23.7
U.S.dollar-denominated:(1)
Fixed rate	41.0	39.1
Floating rate (includes short-term debt)	29.8	31.0
Sub-total	70.8	70.1
Other currencies:
Fixed rate	8.0	4.7
Floating rate	0.9	1.5
Sub-total	8.9	6.2
Total	100.0	100.0
Floating rate debt:
Real-denominated	19.7	23.4
Foreign currency-denominated	30.7	32.6
Fixed rate debt:
Real-denominated	0.6	0.3
Foreign currency denominated	49.0	43.7
Total	100.0	100.0
U.S. dollars(1)	70.8	70.1
Euro	5.5	3.0
GBP	2.0	1.3
Japanese Yen	1.4	1.9
Brazilian reais	20.3	23.7
Total	100.0	100.00

(1)      Includes PifCo’s 2.15% Japanese Yen Bonds due 2016, where payment of principal and interest has been fixed in U.S. dollars under the cross currency swap described below.

In general, our foreign currency floating rate debt is principally subject to fluctuations in LIBOR.  Our floating rate debt denominated in reais is principally subject to fluctuations in the Certificado de Depósito Interbancário (Interbank Deposit Certificate, or CDI) and in the Taxa de Juros de Longo Prazo (Brazilian long-term interest rate, or TJLP), as fixed by the CMN.

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

The table below provides information about our total debt obligations as of December 31, 2012, which are sensitive to changes in interest rates and exchange rates.  This table presents, by expected maturity dates and currency, the principal cash flows and related average interest rates of these obligations.  Variable interest rates are based on the applicable reference rate, LIBOR, TJLP, IGP-M or CDI as of December 31, 2012.

	2013	2014	2015	2016	2017	2018-2042	Total	Fair Value as of December 31, 2012
	(U.S.$ million, except for percentages)
Debt in GBP:
Fixed rate debt.	-	-	-	-	-	1,869	1,869	2,175
Average interest rate	-	-	-	-	-	5.9%	-	-
Debt in Euro:
Fixed rate debt	-	-	-	-	-	5,079	5,079	5,631
Average interest rate	-	-	-	-	-	4.4%	-	-
Variable rate debt	7	7	7	-	-	-	21	21
Average interest rate	1.3%	1.4%	1.2%	-	-	-	-	-
Debt in Japanese Yen:
Fixed rate debt	480	24	24	24	12	-	564	569
Average interest rate	2.5%	1.3%	1.3%	1.3%	1.3%	-	-	-
Variable rate debt	124	124	124	124	124	124	742	729
Average interest rate	0.9%	0.9%	0.8%	0.8%	0.8%	0.9%	-	-
Debt in U.S. dollars:(1)
Fixed rate debt	773	548	1,381	4,434	3,187	28,626	38,949	49,023
Average interest rate	8.2%	7.2%	3.1%	4.6%	5.0%	6.8%	-	-
Variable rate debt	4,081	1,800	4,275	3,160	3,640	11,401	28,357	28,930
Average interest rate	2.3%	2.0%	2.4%	2.7%	2.8%	4.4%	-	-
Debt in Brazilian reais:
Fixed rate debt	85	65	61	65	66	357	699	691
Average interest rate	7.2%	7.1%	6.6%	5.8%	5.9%	7.0%	-	-
Variable rate debt	929	1,616	1,261	5,866	2,367	6,730	18,769	19,312
Average interest rate	8.3%	7.9%	8.1%	7.4%	7.7%	8.2%	-	-
Total debt obligations.	6,479	4,184	7,133	13,672	9,396	54,185	95,049	107,081

(1)      Includes PifCo’s 2.15% Japanese Yen Bonds due 2016, where payment of principal and interest has been fixed in U.S. dollars under the cross currency swap described below.

Our foreign currency risk management strategy includes the use of derivative instruments to protect against foreign exchange rate volatility, which may impact the value of certain of our obligations.

Item 12.  Description of Securities other than Equity Securities

American Depositary Shares

Effective January 3, 2012, The Bank of New York Mellon succeeded JPMorgan Chase Bank, N.A. as the Depositary for both of our common and preferred ADSs. In its capacity as Depositary, The Bank of New York Mellon will register and deliver the ADSs, each of which represents (i) two shares (or a right to receive two shares) deposited with the principal São Paulo office of Itaú Unibanco S.A., as custodian for the Depositary, and (ii) any other securities, cash or other property which may be held by the Depositary. The Depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, 22 West, New York, New York 10286.

Fees Payable by holders of our ADSs

ADS holders are required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

ADS holders are required to pay the Depositary: (i) an annual fee of U.S.$0.02 (or less) per ADS for administering the ADR program, and (ii) amounts in respect of expenses incurred by the Depositary or its agents on behalf of ADS holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, facsimile transmission, or conversion of foreign currency into U.S. dollars. In both cases, the depositary may decide in its sole discretion to seek payment by directly billing investors, by deducting the applicable amount from cash distributions or by charging the book-entry system accounts of ADS holders or their representatives. ADS holders may also be required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

Depositary service	Fee payable by ADS holders
Issuance and delivery of ADSs, including issuances resulting from a distribution of shares or rights or other property	U.S.$5.00 per 100 ADSs (or portion thereof)
Distribution of dividends	U.S.$0.02 (or less) per ADS per year
Cancellation of ADSs for the purpose of withdrawal	U.S.$5.00 per 100 ADSs (or portion thereof)

Fees Payable by the Depositary to Petrobras

 The Depositary  reimburses us for certain expenses we incur in connection with the administration and maintenance of the ADR program. These reimbursable expenses  comprise investor relations expenses, listing fees, legal fees and other expenses related to the administration and maintenance of the ADR program. In addition, the Depositary has agreed to provide us with an additional reimbursement per annum equal to 80% of the dividend fee collected by the Depositary.  For the year ended December 31, 2012, the gross aggregate amount of such reimbursements was approximately U.S.$40 million.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2012.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2012 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting and for its assessments of the effectiveness of internal control over financial reporting.

Our internal control over financial reporting is a process designed by, or under the supervision of our Audit Committee and ours Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS, as issued by the IASB.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.  Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on such assessment and criteria, the Company’s management has concluded that Company’s internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of our internal control over financial reporting as of December 31, 2012, has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Controls

Our management has not identified any changes in its internal control over financial reporting during the fiscal year ended December 31, 2012, that has materially affected or is reasonably likely to materially affect its internal control over financial reporting.

Item 16A.  Audit Committee Financial Expert

On June 17, 2005, our board of directors approved the appointment of an Audit Committee for purposes of the Sarbanes-Oxley Act of 2002.  Mr. Sérgio Franklin Quintella is the Audit Committee financial expert and he is independent, as defined in 17 CFR 240.10A-3.

Item 16B.  Code of Ethics

We guide our business and our relations with third parties by ethical principles.  In 1998, our board of executive officers approved the Petrobras Code of Ethics, which was extended to all Petrobras subsidiaries, and which was renamed to Petrobras System Code of Ethics in 2002.

In 2006, after undergoing a revision process with wide participation from our business segments, employees and subsidiaries, the current version of the Code of Ethics was approved by the board of executive officers and the board of directors.  The Code of Ethics is applicable to all employees, executive officers and the board of directors.  It is available on our website at http://www.petrobras.com.br/en/investors.

Our executive officers further developed our ethics management through the creation of the Petrobras Ethics Commission in 2008 which since then, has become responsible for promoting corporate compliance with ethical principles, as well as acting as a forum for discussion of subjects related to ethics.

Item 16C.  Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers Auditores Independentes, during the fiscal year ended December 31, 2012, and KPMG, during the fiscal year ended December 31, 2011:

	Year Ended December 31,
	2012	2011
	(U.S.$ thousand)
Audit fees	7,357	16,445
Audit-related fees	207	546
Tax fees	172	377
Total fees	7,736	17,368

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes and KPMG in connection with the audit of our annual financial statements (IFRS and Brazilian GAAP), interim reviews (IFRS and Brazilian GAAP), subsidiary audits (IFRS and Brazilian GAAP, among others) and review of periodic documents filed with the SEC.  In 2012, audit fees include the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes, in the amount of U.S.$495 thousand, related to the audit of the internal controls.  “Audit-related fees” in the above table are the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes and KPMG for assurance and related services that are reasonably related to the performance of the audit or reviews of our financial statements and are not reported under “audit fees.”

Tax fees in the table above are fees billed by PricewaterhouseCoopers Auditores Independentes and KPMG for services related to tax compliance reviews conducted in connection with the audit procedures on the financial statements for the years 2012 and 2011.

Audit Committee Approval Policies and Procedures

Our Audit Committee has the authority to recommend pre-approval policies and procedures to our board of directors for the engagement of our independent auditor for services.  At present, our board of directors has decided not to establish such pre-approval policies and procedures.  Our board of directors expressly approves on a case-by-case basis any engagement of our independent auditors for all services provided to our subsidiaries or to us.  Our bylaws prohibit our independent auditor from providing any consulting services to our subsidiaries or to us during the term of such auditor’s contract.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Under the listed company audit committee rules of the NYSE and the SEC, we must comply with Exchange Act Rule 10A-3, which requires that we establish an audit committee composed of members of the board of directors that meets specified requirements.  In reliance on the exemption in Rule 10A-3(b)(iv)(E), we have designated two members to our Audit Committee, Francisco Roberto de Albuquerque and Sergio Franklin Quintella, who are designees of the Brazilian federal government, which is our controlling shareholder and therefore one of our affiliates.  In our assessment, each of these members acts independently in performing the responsibilities of an audit committee member under the Sarbanes-Oxley Act and satisfy the other requirements of Exchange Act Rule 10A-3.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the fiscal year ended December 31, 2012, neither any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) under the Securities Exchange Act, nor we have purchased any of our equity securities.

Item 16F.  Change in Registrant’s Certifying Accountant

On January 16, 2012, Petrobras signed a contract with PricewaterhouseCoopers Auditores Independentes, under which PricewaterhouseCoopers Auditores Independentes was hired to provide specialized technical accounting audit services for the fiscal years ended 2012, 2013 and 2014.  As a result of this contract, PricewaterhouseCoopers Auditores Independentes replaced KPMG, which provided specialized technical accounting audit services to Petrobras for the fiscal years ended 2006 through 2011.  KPMG is engaged as the auditor of Petrobras for the fiscal years ended December 31, 2011, 2010 and 2009 until the filling of this Form 20-F with the Securities and Exchange Commission.

The change in auditors was made pursuant to regulations of the CVM that limit the consecutive terms that certain service providers may serve, and not as a result of KPMG’s resignation, dismissal or declination to stand for re-election.  Because of the limitations set forth in the applicable regulations, Petrobras did not seek to renew KPMG’s contract when it expired and KPMG did not attempt to stand for re-election.  The replacement of KPMG by PricewaterhouseCoopers Auditores Independentes was approved by the board of directors and Audit Committee of Petrobras.

KPMG audited the financial statements of Petrobras for the fiscal years ended December 31, 2011, 2010, 2009, 2008, 2007 and 2006. None of the reports of KPMG on the financial statements of Petrobras for any of such fiscal years contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. During the two most recent fiscal years and until its contract expired, there were no disagreements with KPMG, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to KPMG’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with any reports it would have issued, and there were no "reportable events" as that term is defined in Item 16F(a)(1)(v) of Form 20-F. KPMG did not audit any of the financial statements of Petrobras for any period subsequent to December 31, 2011.

Petrobras has provided KPMG with a copy of the foregoing disclosure, and have requested that KPMG furnish to Petrobras a letter addressed to the Securities and Exchange Commission stating whether or not KPMG agrees with such disclosure.  Petrobras has included as Exhibit 16.1 to its Annual Report on Form 20-F/A filed on July 9, 2012 a copy of the letter from KPMG as required by Item 16F(a)(3) of Form 20-F.

During the fiscal years ended December 31, 2010 and December 31, 2011, Petrobras did not consult with PricewaterhouseCoopers Auditores Independentes regarding the application of accounting principles to a specific completed or proposed transaction or regarding the type of audit opinion that might be rendered by PricewaterhouseCoopers Auditores Independentes on the financial statements of Petrobras. Further, PricewaterhouseCoopers Auditores Independentes did not provide any written or oral advice that was an important factor considered by Petrobras in reaching a decision as to any such accounting, auditing or financial reporting or any matter being the subject of disagreement or “reportable event” or any other matter as defined in Item 16F(a)(1)(v) of Form 20-F.

Item 16G.  Corporate Governance

Comparison of Petrobras’ Corporate Governance Practices with NYSE Corporate Governance Requirements Applicable to U.S. Companies

Under the rules of the New York Stock Exchange, foreign private issuers are subject to a more limited set of corporate governance requirements than U.S. domestic issuers.  As a foreign private issuer, we must comply with four principal NYSE corporate governance rules:  (i) we must satisfy the requirements of Exchange Act Rule 10A-3; (ii) our Chief Executive Officer must promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with the applicable NYSE corporate governance rules; (iii) we must provide the NYSE with annual and interim written affirmations as required under the NYSE corporate governance rules; and (iv) we must provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. companies under NYSE listing standards.

The table below briefly describes the significant differences between our domestic practices and the NYSE corporate governance rules.

Section	New York Stock Exchange Corporate Governance Rules for U.S. Domestic Issuers	Petrobras’ Practices
Director Independence
303A.01	Listed companies must have a majority of independent directors. “Controlled companies” are not required to comply with this requirement.

Petrobras is a controlled company because more than a majority of its voting power is controlled by the Brazilian federal government. As a controlled company, Petrobras would not be required to comply with the majority of independent directors requirement if it were a U.S. domestic issuer. There is no legal provision or policy that requires us to have independent directors.

303A.03	The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.

With the exception of the CEO of the company (who is also a director), all of Petrobras’ directors are non-management directors. The internal regulation of Petrobras’ board of directors provides for the occurrence of an executive session without the presence of the CEO if a particular matter may represent a conflict of interests.

Nominating/Corporate Governance Committee
303A.04

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

“Controlled companies” are not required to comply with this requirement.

Petrobras does not have a nominating committee.
Petrobras also does not have a corporate governance committee composed of directors.

Petrobras’ board of directors develops, evaluates and approves corporate governance principles. As a controlled company, Petrobras would not be required to comply with the nominating/corporate governance committee requirement if it were a U.S. domestic issuer.

Compensation Committee
303A.05

Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

“Controlled companies” are not required to comply with this requirement.

Petrobras has a committee that advises the board of directors with respect to compensation and management succession. There is no legal provision or policy that requires the members of this committee to be independent.

As a controlled company, Petrobras would not be required to comply with the compensation committee requirement if it were a U.S. domestic issuer.

Audit Committee
303A.06 303A.07

Listed companies must have an audit committee with a minimum of three independent directors that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties.

Petrobras’ Audit Committee is an advisory committee to the board of directors and is composed of independent members according to Rule 10A-3 under the Exchange Act. The Audit Committee has a written charter that sets forth its responsibilities that include, among other things: (i) strengthening ties with the external auditors, permitting closer supervision of their work and of issues regarding their competency and independence, (ii) assuring legal and regulatory compliance, including with regard to certification, internal controls, compliance procedures and ethics, and (iii) monitoring the financial position of the company, especially as to risks, internal auditing work and financial disclosure.

Equity Compensation Plans
303A.08	Shareholders must have the opportunity to vote for compensation plans through shares and material reviews, with limited exceptions as set forth by the NYSE’s rules.	Under the Brazilian Corporate Law, shareholder approval is required for the adoption and revision of any equity compensation plans. Petrobras does not currently have any equity compensation plans.

Corporate Governance Guidelines
303A.09	Listed companies must adopt and disclose corporate governance guidelines.

Petrobras has a set of Corporate Governance Guidelines (Diretrizes de Governança Corporativa) that address director qualification standards, responsibilities, compensation, orientation, self-appraisals and access to management. The guidelines do not reflect the independence requirements set forth in Sections 303A.01 and 303A.02 of the NYSE rules. Certain portions of the guidelines, including the responsibilities and compensation sections, are not discussed with the same level of detail set forth in the commentaries to the NYSE rules. The guidelines are available on Petrobras’ website.

The table below briefly describes the significant differences between our domestic practices and the NYSE corporate governance rules.

Section	New York Stock Exchange Corporate Governance Rules for U.S. Domestic Issuers	Petrobras’ Practices
Code of Ethics for Directors, Officers and Employees
303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

Petrobras has a Code of Ethics (Código de Ética) applicable to its employees and a Code of Good Practices (Código de Boas Práticas) applicable to directors and executive officers. No waivers of the provisions of the Code of Ethics or Code of Good Practices are permitted. Both documents are available on Petrobras’ website.

Certification Requirements
303A.12	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	Our CEO will promptly notify the NYSE in writing if any executive officer becomes aware of any material noncompliance with any applicable provisions of the NYSE corporate governance rules.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

See pages F-2 through F-104, incorporated herein by reference.

Item 19.  Exhibits

No.	Description

1.1

Amended Bylaws of Petróleo Brasileiro S.A.-Petrobras, dated as of March 19, 2012 (incorporated by reference to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on April 4, 2012 (File No. 001-15106)).

2.1

Amended and Restated Deposit Agreement, dated as of January 3, 2012, among Petrobras, The Bank of New York Mellon, as depositary, and registered holders and beneficial owners from time to time of the ADSs, representing the common shares of Petrobras, and Form of ADR evidencing ADSs representing the common shares of Petrobras (incorporated by reference to Exhibit 2.1 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on April 2, 2012 (File Nos. 001-15106 and 001-33121)).

2.2

Amended and Restated Deposit Agreement, dated as of January 3, 2012, among Petrobras, The Bank of New York Mellon, as depositary, and registered holders and beneficial owners from time to time of the ADSs, representing the preferred shares of Petrobras, and Form of ADR evidencing ADSs representing the preferred shares of Petrobras (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on April 2, 2012 (File Nos. 001-15106 and 001-33121)).

2.3

Amended and Restated Second Supplemental Indenture, initially dated as of February 11, 2009, as amended and restated as of July 9, 2009, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating to the 7.875% Global Notes due 2019 (incorporated by reference to Exhibit 2.33 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 20, 2010 (File Nos. 001-15106 and 001-33121)).

2.4

Amended and Restated Guaranty for the 7.875% Global Notes due 2019, initially dated as of February 11, 2009, as amended and restated as of July 9, 2009, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.34 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 20, 2010 (File Nos. 001-15106 and 001-33121)).

2.5

Third Supplemental Indenture, dated as of October 30, 2009, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating to the 5.75% Global Notes due 2020 (incorporated by reference to Exhibit 2.35 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 20, 2010 (File Nos. 001-15106 and 001-33121)).

2.6

Fourth Supplemental Indenture, dated as of October 30, 2009, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating to the 6.875% Global Notes due 2040 (incorporated by reference to Exhibit 2.36 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 20, 2010 (File Nos. 001-15106 and 001-33121)).

2.7

Guaranty for the 5.75% Global Notes due 2020, dated as of October 30, 2009, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.37 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 20, 2010 (File Nos. 001-15106 and 001-33121)).

2.8

Guaranty for the 6.875% Global Notes due 2040, dated as of October 30, 2009, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.38 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 20, 2010 (File Nos. 001-15106 and 001-33121)).

No.	Description

2.9

Amended and Restated First Supplemental Indenture, initially dated as of November 1, 2007, as amended and restated as of January 11, 2008, as amended and restated as of March 31, 2010, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating to the 5.875% Global Notes due 2018 (incorporated by reference to Exhibit 2.15 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 20, 2010 (File Nos. 001-15106 and 001-33121)).

2.10

Amended and Restated Second Supplemental Indenture, initially dated as of July 2, 2003, as amended and restated as of September 18, 2003, as amended and restated as of March 31, 2010, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon (as successor to JPMorgan Chase Bank), as Trustee, relating to the 9.125% Global Notes due 2013 (incorporated by reference to Exhibit 2.9 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 20, 2010 (File Nos. 001-15106 and 001-33121)).

2.11

Amended and Restated Fifth Supplemental Indenture, initially dated as of October 6, 2006, as amended and restated as of February 7, 2007, as amended and restated as of March 31, 2010, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon (as successor to JPMorgan Chase Bank), as Trustee, relating to the 6.125% Global Notes due 2016 (incorporated by reference to Exhibit 2.14 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 20, 2010 (File Nos. 001-15106 and 001-33121)).

2.12

Fifth Supplemental Indenture, dated as of January 27, 2011, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating to the 3.875% Global Notes due 2016 (incorporated by reference to Exhibit 2.39 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2011 (File Nos. 001-15106 and 001-33121)).

2.13

Guaranty for the 3.875% Global Notes due 2016, dated as of January 27, 2011, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.40 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2011 (File Nos. 001-15106 and 001-33121)).

2.14

Eighth Supplemental Indenture, dated as of December 9, 2011, among Petrobras International Finance Company, Petrobras, The Bank of New York Mellon, as Trustee, The Bank of New York Mellon, London Branch, as Principal Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent, relating to the 4.875% Global Notes due 2018 (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on December 9, 2011 (File Nos. 001-15106 and 001-33121)).

2.15

Ninth Supplemental Indenture, dated as of December 9, 2011, among Petrobras International Finance Company, Petrobras, The Bank of New York Mellon, as Trustee, The Bank of New York Mellon, London Branch, as Principal Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent, relating to the 5.875% Global Notes due 2022 (incorporated by reference to Exhibit 4.5 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on December 9, 2011 (File Nos. 001-15106 and 001-33121)).

2.16

Guaranty for the 4.875% Global Notes due 2018, dated as of December 9, 2011, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on December 9, 2011 (File Nos. 001-15106 and 001-33121)).

2.17

Guaranty for the 5.875% Global Notes due 2022, dated as of December 9, 2011, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.4 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on December 9, 2011 (File Nos. 001-15106 and 001-33121)).

2.18

Tenth Supplemental Indenture, dated as of December 12, 2011, among Petrobras International Finance Company, Petrobras, The Bank of New York Mellon, as Trustee, The Bank of New York Mellon, London Branch, as Principal Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent, relating to the 6.250% Global Notes due 2026 (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on December 12, 2011 (File Nos. 001-15106 and 001-33121)).

2.19

Guaranty for the 6.250% Global Notes due 2026, dated as of December 12, 2011, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on December 12, 2011 (File Nos. 001-15106 and 001-33121)).

2.20

Amended and Restated Sixth Supplemental Indenture, dated as of February 6, 2012, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating to the 5.375% Global Notes due 2021 (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on February 6, 2012 (File Nos. 001-15106 and 001-33121)).

2.21

Amended and Restated Seventh Supplemental Indenture, dated as of February 6, 2012, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating to the 6.750% Global Notes due 2041 (incorporated by reference to Exhibit 4.5 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on February 6, 2012 (File Nos. 001-15106 and 001-33121)).

2.22

Eleventh Supplemental Indenture, dated as of February 6, 2012, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating to the 2.875% Global Notes due 2015 (incorporated by reference to Exhibit 4.8 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on February 6, 2012 (File Nos. 001-15106 and 001-33121)).

No.	Description

2.23

Twelfth Supplemental Indenture, dated as of February 6, 2012, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating to the 3.500% Global Notes due 2017 (incorporated by reference to Exhibit 4.11 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on February 6, 2012 (File Nos. 001-15106 and 001-33121)).

2.24

Amended and Restated Guaranty for the 5.375% Global Notes due 2021, dated as of February 6, 2012, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on February 6, 2012 (File Nos. 001-15106 and 001-33121)).

2.25

Amended and Restated Guaranty for the 6.750% Global Notes due 2041, dated as of February 6, 2012, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.4 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on February 6, 2012 (File Nos. 001-15106 and 001-33121)).

2.26

Guaranty for the 2.875% Global Notes due 2015, dated as of February 6, 2012, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.7 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on February 6, 2012 (File Nos. 001-15106 and 001-33121)).

2.27

Guaranty for the 3.500% Global Notes due 2017, dated as of February 6, 2012, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.10 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on February 6, 2012 (File Nos. 001-15106 and 001-33121)).

2.28

Sixth Supplemental Indenture, dated as of February 10, 2012, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.11 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on April 2, 2012 (File Nos. 001-15106 and 001-33121)).

2.29

Thirteenth Supplemental Indenture, dated as of February 10, 2012, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.60 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on April 2, 2012 (File Nos. 001-15106 and 001-33121)).

2.30

Amended and Restated Guaranty for the 9.125% Global Notes due 2013, dated as of February 10, 2012, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.14 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on April 2, 2012 (File Nos. 001-15106 and 001-33121)).

2.31

Amended and Restated Guaranty for the 7.75% Global Notes due 2014, dated as of February 10, 2012, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.29 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on April 2, 2012 (File Nos. 001-15106 and 001-33121)).

2.32

Amended and Restated Guaranty for the 6.125% Global Notes due 2016, dated as of February 10, 2012, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.31 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on April 2, 2012 (File Nos. 001-15106 and 001-33121)).

2.33

Amended and Restated Guaranty for the 8.375% Global Notes due 2018, dated as of February 10, 2012, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.16 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on April 2, 2012 (File Nos. 001-15106 and 001-33121)).

2.34

Amended and Restated Guaranty for the 5.875% Global Notes due 2018, dated as of February 10, 2012, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.33 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on April 2, 2012 (File Nos. 001-15106 and 001-33121)).

No.	Description

2.35

First Supplemental Indenture, dated as of October 1, 2012, among Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, as Trustee, relating to the 3.25% Global Notes due 2019 (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on October 1, 2012 (File No. 001-15106)).

2.36

Second Supplemental Indenture, dated as of October 1, 2012, among Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, as Trustee, relating to the 4.25% Global Notes due 2023 (incorporated by reference to Exhibit 4.5 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on October 1, 2012 (File No. 001-15106)).

2.37

Third Supplemental Indenture, dated as of October 1, 2012, among Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, as Trustee, relating to the 5.375% Global Notes due 2029 (incorporated by reference to Exhibit 4.8 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on October 1, 2012 (File No. 001-15106)).

2.38

Guaranty for the 3.25% Global Notes due 2019, dated as of October 1, 2012, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on October 1, 2012 (File No. 001-15106)).

2.39

Guaranty for the 4.25% Global Notes due 2023, dated as of October 1, 2012, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.4 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on October 1, 2012 (File No. 001-15106)).

2.40

Guaranty for the 5.375% Global Notes due 2029, dated as of October 1, 2012, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.7 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on October 1, 2012 (File No. 001-15106)).

2.41

Amended and Restated Third Supplemental Indenture, initially dated as of December 10, 2003, as amended and restated as of March 31, 2010, and as further amended and restated as of March 25, 2013, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon (as successor to JPMorgan Chase Bank), as Trustee, relating to the 8.375% Global Notes due 2018.

2.42

Amended and Restated Fourth Supplemental Indenture, initially dated as of September 15, 2004, as amended and restated as of March 31, 2010, and as further amended and restated as of March 25, 2013, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon (as successor to JPMorgan Chase Bank), as Trustee, relating to the 7.75% Global Notes due 2014.

2.43

Amended and Restated Second Supplemental Indenture, initially dated as of July 2, 2003, as amended and restated as of March 31, 2010, and as further amended and restated as of April 8, 2013, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon (as successor to JPMorgan Chase Bank), as Trustee, relating to the 9.125% Global Notes due 2013.

2.44

Assignment Agreement, dated as of September 3, 2010, among Petrobras, the Brazilian federal government and the National Petroleum, Natural Gas and Biofuels Agency (incorporated by reference to Exhibit 2.47 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2011 (File Nos. 001-15106 and 001-33121)).

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

4.1

Form of Concession Agreement for Exploration, Development and Production of crude oil and natural gas executed between Petrobras and the ANP (incorporated by reference to Exhibit 10.1 of Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 14, 2000 (File No. 333-12298)).

4.2

Purchase and Sale Agreement of natural gas, executed between Petrobras and Yacimientos Petrolíferos Fiscales Bolivianos-YPFB (together with and English version) (incorporated by reference to Exhibit 10.2 to Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 14, 2000 (File No. 333-12298)).

8.1	List of subsidiaries.
12.1	Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent letter of PwC.
15.2	Consent letter of KPMG.
15.3	Consent letter of DeGolyer and MacNaughton.
99.1	Third Party Reports of DeGolyer and MacNaughton.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on April 26, 2013.

Petróleo Brasileiro S.A.—PETROBRAS

By:	/s/	Maria das Graças Silva Foster
	Name:	Maria das Graças Silva Foster
	Title:	Chief Executive Officer and Chief
International Officer

By:	/s/	Almir Guilherme Barbassa
	Name:	Almir Guilherme Barbassa
	Title:	Chief Financial Officer and Chief Investor
Relations Officer

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

Petróleo Brasileiro S.A. - Petrobras Consolidated Financial Statements December 31, 2012, 2011 and 2010 with Report of Independent Registered Public Accounting Firm

Petróleo Brasileiro S.A. - Petrobras

Report of independent registered
public accounting firm

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, of comprehensive income, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries (the "Company") at December 31, 2012, and the results of their operations and their cash flows for the year ended December 31, 2012 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The accompanying consolidated balance sheet of Petróleo Brasileiro S.A. — Petrobras as of December 31, 2011 and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years ended December 31, 2011 and 2010, were audited by other auditors whose report thereon dated March 30, 2012, expressed an unqualified opinion on those statements.

Rio de Janeiro, February 4, 2013

 /s/ PricewaterhouseCoopers Auditores Independentes

PricewaterhouseCoopers Auditores Independentes

CRC 2SP000160/O-5 "F" RJ

Marcos Donizete Panassol

Contador CRC 1SP155975/O-8 "S" RJ

Report of independent registered

Public Accounting Firm

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. – Petrobras

We have audited the accompanying consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of December 31, 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Petróleo Brasileiro S.A. – Petrobras and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

 /s/  KPMG Auditores Independentes

KPMG Auditores Independentes

Rio de Janeiro, Brazil

March 30, 2012

Petróleo Brasileiro S.A. - Petrobras

Consolidated Statement of Financial Position

At December 31, 2012 and 2011

(In millions of US Dollars)

Assets	Note	2012	2011	Liabilities	Note	2012	2011

Current assets				Current liabilities
Cash and cash equivalents	5	13,520	19,057	Trade payables	14	12,124	11,863
Marketable securities	6	10,431	8,961	Current debt	15	7,479	10,067
Trade and other receivables, net	7.1	11,099	11,756	Finance lease obligations	16.1	18	44
Inventories	8	14,552	15,165	Taxes payable	19.1	6,128	5,847
Recoverable taxes	19.1	5,572	6,848	Dividends payable	22.5	3,011	2,067
Advances to suppliers		927	740	Employee compensation (payroll, profit sharing and related charges)		2,163	2,528
Others		1,693	2,065	Pension and medical benefits	20	788	761
				Others		2,359	3,187
		57,794	64,592			34,070	36,364
Non-current assets
Long-term receivables				Non-current liabilities
Trade and other receivables, net	7.1	4,441	3,253	Non-currrent debt	15	88,484	72,718
Marketable securities	6	176	3,064	Finance lease obligations	16.1	86	98
Judicial deposits	27.2	2,696	2,080	Deferred taxes	19.2	19,213	17,715
Deferred taxes	19.2	5,526	4,287	Pension and medical benefits	20	9,275	8,878
Other tax assets	19.1	5,223	4,912	Provisions for legal proceedings	27	1,265	1,088
Advances to suppliers		3,156	3,141	Provision for decommissioning costs	18	9,441	4,712
Others		1,887	1,725	Others		772	1,231
		23,105	22,462			128,536	106,440

Investments	10.2	6,106	6,530
Property, plant and equipment	11	204,901	182,918
Intangible assets	12	39,739	43,412	Shareholders' equity	22
		250,746	232,860	Share capital		107,362	107,355
Total Assets		331,645	319,914	Additional paid in capital		349	316
				Profit reserves		67,320	60,224
				Accumulated other comprehensive income (loss)		(7,144)	7,943
				Attributable to the shareholders of Petrobras		167,887	175,838
				Non-controlling interests		1,152	1,272
				Total Equity		169,039	177,110
				Total liabilities and shareholder's equity		331,645	319,914

See the accompanying notes to the financial statements

Petróleo Brasileiro S.A. - Petrobras

Consolidated Statement of Income

Years ended December 31, 2012, 2011 and 2010

(In millions of Dollars, except earnings per share)

	Note	2012	2011	2010
Sales revenues	23	144,103	145,915	120,452
Cost of sales		(107,534)	(99,595)	(77,145)
Gross profit		36,569	46,320	43,307
Income (expenses)
Selling expenses		(4,927)	(5,346)	(4,863)
General and Administrative expenses		(5,034)	(5,161)	(4,441)
Exploration costs		(3,994)	(2,630)	(2,168)
Research and development expenses		(1,143)	(1,454)	(989)
Other taxes		(386)	(460)	(509)
Other operating expenses, net	24	(4,185)	(3,984)	(3,965)
		(19,669)	(19,035)	(16,935)
Net income before financial results, profit sharing and income taxes		16,900	27,285	26,372
Net finance income (expense)	26	(1,926)	76	1,551
Share of profit of equity-accounted investments		43	230	347
Profit sharing	21	(524)	(867)	(996)
Net income before income taxes		14,493	26,724	27,274
Income taxes	19.3	(3,562)	(6,732)	(6,825)
Net income		10,931	19,992	20,449
Net income (loss) attributable to:
Shareholders of Petrobras		11,034	20,121	20,055
Non-controlling interests		(103)	(129)	394
		10,931	19,992	20,449
Basic and diluted earnings per weighted-average of common and preferred share in U.S. dollars	22.6	0.85	1.54	2.03

See the accompanying notes to the financial statements

Petróleo Brasileiro S.A. - Petrobras

Consolidated Statement of Comprehensive Income

Years ended December 31, 2012, 2011 and 2010

(In millions of US Dollars)

	2012	2011	2010

Net income	10,931	19,992	20,449
Other comprehensive income:
Cummulative translation adjustments	(14,558)	(21,859)	7,157
Deemed cost of associates	5	6	6
Unrealized gains / (losses) on available-for-sale securities
Recognized in shareholders' equity	498	72	185
Reclassified to profit or loss	(714)	14	(4)
Unrealized gains / (losses) on cash flow hedge
Recognized in shareholders' equity	(3)	(29)	8
Reclassified to profit or loss	7	4	(7)
Deferred income tax	73	(24)	(62)
	(14,692)	(21,816)	7,283
Total comprehensive income (loss)	(3,761)	(1,824)	27,732
Comprehensive income attributable to:
Shareholders of Petrobras	(3,481)	(1,670)	27,382
Non-controlling interests	(280)	(154)	350
Total comprehensive income (loss)	(3,761)	(1,824)	27,732

See the accompanying notes to the financial statements

Petróleo Brasileiro S.A. - Petrobras

Consolidated Statement of Changes in Shareholders’ Equity

Years ended December 31, 2012, 2011 and 2010

(In millions of US Dollars)

		Additional paid in capital		Capital reserves	Accumulated other comprehensive income		Profit reserves
	Share Capital	Incremental costs directly attributable to the issue of new shares	Change in interest in subsidiaries	Tax incentives	Cumulative translation adjustment	Other comprehensive income	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Total shareholders' equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated shareholders' equity

Balance at January 1, 2010	33,790	-	849	220	22,909	101	4,803	554	556	31,304	(716)	94,370	1,235	95,605
Capital increase with reserves	3,471	-	-	(220)	-	-	-	(520)	(8)	(2,723)	-	-	-	-
Capital increase - issue of new shares	70,080	(279)	-	-	-	-	-	-	-	-	-	69,801	-	69,801
Cumulative translation adjustments	-	-	-	-	7,221	-	-	-	-	-	(20)	7,201	(44)	7,157
Unrealized gains / (losses) on available-for-sale
securities and cash flow hedge	-	-	-	-	-	120	-	-	-	-	-	120	-	120
Realization of deemed cost	-	-	-	-	-	(6)	-	-	-	-	6	-	-	-
Change in interest in subsidiaries	-	-	(563)	-	-	-	-	-	-	-	-	(563)	175	(388)
Net income	-	-	-	-	-	-	-	-	-	-	20,055	20,055	394	20,449
Distributions:
Allocation of net income	-	-	-	-	-	-	1,003	537	150	10,761	(12,451)	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	-	(6,874)	(6,874)	79	(6,795)
Balance at December 31, 2010	107,341	(279)	286	-	30,130	215	5,806	571	698	39,342	-	184,110	1,839	185,949
Capital increase with reserves	14	-	-	-	-	-	-	-	(14)	-	-	-	-	-
Capital increase - issue of new shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cumulative translation adjustments	-	-	-	-	(22,433)	-	-	-	-	-	599	(21,834)	(25)	(21,859)
Unrealized gains / (losses) on available-for-sale
securities and cash flow hedge	-	-	-	-	-	37	-	-	-	-	-	37	-	37
Realization of deemed cost	-	-	-	-	-	(6)	-	-	-	-	6	-	-	-
Change in interest in subsidiaries	-	-	309	-	-	-	-	-	-	-	-	309	(292)	17
Net income	-	-	-	-	-	-	-	-	-	-	20,121	20,121	(129)	19,992
Distributions:
Allocation of net income	-	-	-	-	-	-	1,006	537	43	12,235	(13,821)	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	-	(6,905)	(6,905)	(121)	(7,026)
Balance at December 31, 2011	107,355	(279)	595	-	7,697	246	6,812	1,108	727	51,577	-	175,838	1,272	177,110
Capital increase with reserves	7	-	-		-	-	-	-	(7)	-	-	-	-	-
Capital increase - issue of new shares	-	-	-		-	-	-	-	-	-	-	-	-	-
Cumulative translation adjustments	-	-	-		(14,943)	-	-	-	-	-	563	(14,380)	(178)	(14,558)
Unrealized gains / (losses) on available-for-sale
securities and cash flow hedge	-	-	-		-	(139)	-	-	-	-	-	(139)	-	(139)
Realization of deemed cost	-	-	-		-	(5)	-	-	-	-	5	-	-	-
Change in interest in subsidiaries	-	-	33		-	-	-	-	-	-	-	33	270	303
Net income	-	-	-		-	-	-	-	-	-	11,034	11,034	(103)	10,931
Distributions:
Allocation of net income	-	-	-		-	-	552	537	9	6,005	(7,103)	-	-	-
Dividends	-	-	-		-	-	-	-	-	-	(4,499)	(4,499)	(109)	(4,608)

	107,362	(279)	628	-	(7,246)	102	7,364	1,645	729	57,582	-	167,887	1,152	169,039
Balance at December 31, 2012	107,362	349		-	(7,144)		67,320				-	167,887	1,152	169,039

See the accompanying notes to the financial statements

Petróleo Brasileiro S.A. - Petrobras

Consolidated Statement of Cash Flows

Years ended December 31, 2012, 2011 and 2010

(In millions of US Dollars)

	2012	2011	2010
Cash flows from Operating activities
Net income attributable to the shareholders of Petrobras	11,034	20,121	20,055
Adjustments for:
Non-controlling interests	(103)	(129)	394
Share of profit of equity-accounted investments	(43)	(230)	(347)
Depreciation, depletion and amortization	11,119	10,535	8,308
Impairment	880	1,056	402
Exploration expenditures written off	2,847	1,480	1,215
Gains/(Losses) on disposal of non-current assets	47	527	179
Foreign Exchange variation, indexation and finance charges	4,308	3,799	(7)
Deferred income taxes, net	2,254	3,599	3,299
Pension and medical benefits (actuarial expense)	2,091	1,730	1,427
Increase/(Decrease) in assets
Trade and other receivables, net	(1,522)	(2,326)	(2,454)
Inventories	(1,864)	(5,035)	(453)
Other assets	(1,990)	(2,537)	13
Increase/(Decrease) in liabilities
Trade payables	1,039	2,455	248
Taxes payable	(1,139)	(1,991)	(2,089)
Pension and medical benefits	(735)	(837)	(647)
Other liabilities	(335)	1,481	567
Net cash provided by / (used in) operating activities	27,888	33,698	30,110
Cash flows from Investing activities
"Cessão Onerosa” - Onerous Assignment Agreement - Acquisition of Rights	-	-	(43,868)
Portion paid using National Treasury Bonds	-	-	39,517
Portion paid using Cash and Cash Equivalents	-	-	(4,351)
Other investments in exploration and production of oil and gas	-	-	(16,936)
Investments in exploration and production of oil and gas	(21,397)	(18,714)	(21,287)
Investments in refining, transportation and marketing	(13,717)	(15,683)	(15,982)
Investments in gas and power actitivies	(1,967)	(2,627)	(4,135)
Investments in international activities	(2,354)	(2,360)	(2,332)
Investments in distribution activities	(620)	(630)	(494)
Investments in biofuel activities	(145)	(299)	(688)
Other investments	(471)	(1,400)	(607)
Investments in Marketable securities	2,051	6,683	(14,652)
Dividends received	241	411	226
Net cash provided by / (used in) investing activities	(38,379)	(34,619)	(59,951)

See the accompanying notes to the financial statements

Petróleo Brasileiro S.A. - Petrobras

Statement of Cash Flows (Continued)

Years ended December 31, 2012, 2011 and 2010

(In millions of US Dollars)

	2012	2011	2010
Cash flows from Financing activities
Issue of Shares	-	-	70,080
Portion paid using National Treasury Bonds	-	-	(39,517)
Net proceeds from Issue of Shares	-	-	30,563
Incremental costs directly attributable to the issue of new shares	-	-	(279)
Acquisition of non-controlling interest	255	27	(342)
Financing and loans, net
Proceeds from long-term financing	25,205	23,951	21,781
Repayment of principal	(11,347)	(8,750)	(11,347)
Repayment of interest	(4,772)	(4,574)	(3,659)
Dividends paid	(3,272)	(6,422)	(5,398)
Net cash provided by/(used in) financing activities	6,069	4,232	31,319
Effect of exchange rate changes on cash and cash equivalents	(1,115)	(1,909)	(45)
Net increase/ (decrease) in cash and cash equivalents in the year	(5,537)	1,402	1,433
Cash and cash equivalents at the beginning of the year	19,057	17,655	16,222
Cash and cash equivalents at the end of the year	13,520	19,057	17,655

Additional information on cash flows:
Amounts paid and received during the year
Income taxes paid	1,093	2,049	2,658
Withholding income tax paid for third-party	2,045	2,377	1,652
	3,138	4,426	4,310

Investing and financing transactions not involving cash
Purchase of property, plant and equipment on credit	187	8	30
Contracts with transfer of benefits, risks and control of assets	-	19	-
Amounts related to the recognition of a provision for decommissioning costs	5,208	1,407	964
Portion of Issue of Shares paid using National Treasury Bonds, used for acquiring rights regarding Onerous Assignment Agreement (“Cessão Onerosa”)	-	-	39,517

See the accompanying notes to the financial statements

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

1 The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries  (referred to jointly as “Petrobras” or “the Company”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2 Basis of preparation

2.1    Statement of compliance and authorization of financial statements

The consolidated financial statements have been prepared and are being presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). They are presented in U.S. dollars.

The financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, financial assets and financial liabilities measured at fair value (including derivative financial instruments at fair value through profit or loss), and certain non-current assets and liabilities, as detailed in the accounting policies set out below.

Certain amounts from prior periods have been reclassified for comparability purposes relatively to the current period presentation. These reclassifications did not affect the net income or the shareholders' equity of the Company.

The annual consolidated financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on February 4, 2013.

2.2  Business segment reporting

The information related to the operating segments (business areas) of the Company is prepared based on items directly attributable to each segment, as well as items that can be allocated to each segment on a reasonable basis.

The measurement of segment results includes transactions carried out with third parties and transactions between business areas which are charged at internal transfer prices defined between the areas using methods based on market parameters.

The Company operates under the following segments:

a) Exploration and Production: this segment covers the activities of exploration, development and production of crude oil, NGL (natural gas liquid) and natural gas in Brazil for the purpose of supplying, primarily, our domestic refineries; and also selling the crude oil surplus and oil products produced in the natural gas processing plants to the domestic and foreign markets. The exploration and production segment also operates through partnerships with other companies.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

b) Refining, Transportation and Marketing: This segment covers  the refining, logistics, transport and trading of crude oil and oil products activities, exporting of ethanol, extraction and processing of shale, as well as holding interests in companies from the petrochemical sector in Brazil.

c) Gas and Power: this segment covers the activities of transportation and trading of natural gas produced in Brazil and imported natural gas, transportation and trading of LNG (liquid natural gas), generation and trading of electricity, as well as holding interests in transporters and distributors of natural gas and in thermoelectric power stations in Brazil, in addition to being responsible for the fertilizer business.

d) Biofuels: this segment covers the activities of production of biodiesel and its co-products, as well as the ethanol-related activities: equity investments, production and trading of ethanol, sugar and the surplus electric power generated from sugarcane bagasse.

e) Distribution: This segment includes mainly the activities of Petrobras Distribuidora, which operates through its own retail network and wholesale channels to sell oil products, ethanol and vehicle natural gas in Brazil to retail, commercial and industrial customers, as well as other fuel wholesalers.

f) International: this segment covers the activities of exploration and production of oil and gas, refining, transportation and marketing, gas and power, and distribution, carried out outside of Brazil in a number of countries in the Americas, Africa, Europe and Asia.

The corporate segment comprises the items that cannot be attributed to the other segments, notably those related to corporate financial management, corporate overhead and other expenses, including actuarial expenses related to the pension and medical benefits for retired employees and their dependents.

2.3  Functional and presentation currency

The functional currency of Petrobras and all Brazilian subsidiaries is the Brazilian Real. The functional currency of Petrobras International Finance Company – PifCo, Petrobras Global Finance B.V. (PGF) and certain subsidiaries and special purpose entities that operate in the international economic environment is the U.S. dollar. The functional currency of Petrobras Argentina is the Argentine Peso.

In the consolidated financial statements, the income statement and statement of cash flows of non-Brazilian Real functional currency subsidiaries, jointly controlled entities and associates in stable economies are translated into Brazilian Real using the average exchange rates prevailing during the year. Assets and liabilities are translated into Brazilian Real at the closing rate at the date of the financial statements and the equity items are translated using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured.

Petrobras has selected the U.S. Dollar as its presentation currency. The financial statements have been translated from the functional currency (Brazilian Real) into the presentation currency (U.S. Dollar) in accordance with IAS 21 - The effects of changes in foreign exchange rates. All assets and liabilities are translated into U.S. dollars at the closing rate at the date of the financial statements; income and expenses, as well as the cash flows are translated into U.S. dollars using the average exchange rates prevailing during the year. All exchange differences arising from the translation of the consolidated financial statements from the functional currency into the presentation currency are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The cumulative translation adjustments were set to nil at January 1, 2009 (the date of transition to IFRS).

2.4  Use of estimates and judgments

The preparation of the consolidated financial statements requires the use of estimates and assumptions for certain assets, liabilities and other transactions.  These estimates include: oil and gas reserves, pension and medical benefits liabilities, depreciation, depletion and amortization, decommissioning costs, provisions for legal proceedings, fair value of financial instruments, present value adjustments of trade receivables and payables from relevant transactions and income taxes. Notwithstanding Management uses assumptions and judgments that are reviewed periodically, the actual results could differ from these estimates.

3 Basis of consolidation

The consolidated financial statements include the financial information of Petrobras, its subsidiaries and special purpose entities. Accounting policies of subsidiaries and special purpose entities have been changed, where necessary, to ensure consistency with the policies adopted by the Company. The subsidiaries and special purpose entities set out in the table below are consolidated.

		Interest - Subscribed, paid in and voting %
Subsidiaries	Country	2012	2011
Petrobras Distribuidora S.A. - BR and its subsidiaries	Brazil	100.00	100.00
Braspetro Oil Services Company - Brasoil and its subsidiaries (i)	Cayman Islands	100.00	100.00
Braspetro Oil Company - BOC and its subsidiaries (i)	Cayman Islands	100.00	100.00
Petrobras International Braspetro B.V. - PIBBV and its subsidiaries (i) (ii)	Holland	100.00	100.00
Petrobras Comercializadora de Energia Ltda. - PBEN (iii)	Brazil	100.00	100.00
Petrobras Negócios Eletrônicos S.A. – E-PETRO (iv)	Brazil	100.00	100.00
Petrobras Gás S.A. - Gaspetro and its subsidiaries	Brazil	99.99	99.99
Petrobras International Finance Company - PifCo and its subsidiaries (i)	Cayman Islands	100.00	100.00
Petrobras Transporte S.A. - Transpetro and its subsidiaries	Brazil	100.00	100.00
Downstream Participações Ltda.	Brazil	99.99	99.99
Petrobras Netherlands B.V. - PNBV and its subsidiaries (i)	Holland	100.00	100.00
5283 Participações Ltda.	Brazil	100.00	100.00
Fundo de Investimento Imobiliário RB Logística - FII	Brazil	99.00	99.00
Baixada Santista Energia S.A.	Brazil	100.00	100.00
Sociedade Fluminense de Energia Ltda. – SFE	Brazil	100.00	100.00
Termoceará Ltda.	Brazil	100.00	100.00
Termomacaé Ltda.	Brazil	100.00	100.00
Termomacaé Comercializadora de Energia Ltda.	Brazil	100.00	100.00
Termobahia S.A.	Brazil	98.85	98.85
Ibiritermo S. A.	Brazil	50.00	50.00
Petrobras Biocombustível S.A.	Brazil	100.00	100.00
Refinaria Abreu e Lima S.A.	Brazil	100.00	100.00
Companhia Locadora de Equipamentos Petrolíferos S.A. – CLEP	Brazil	100.00	100.00
Comperj Participações S.A.	Brazil	100.00	100.00
Comperj Estirênicos S.A.	Brazil	100.00	100.00
Comperj MEG S.A.	Brazil	100.00	100.00
Comperj Poliolefinas S.A.	Brazil	100.00	100.00
Cordoba Financial Services Gmbh - CFS and its subsidiaries (i)	Austria	100.00	100.00
Breitener Energética S.A. and its subsidiaries	Brazil	93.66	65.00
Cayman Cabiunas Investiment CO. (i)	Cayman Islands	100.00	100.00
Innova S.A.	Brazil	100.00	100.00
Companhia de Desenvolvimento de Plantas Utilidades S.A. - CDPU (v)	Brazil	100.00	100.00
Companhia de Recuperação Secundária S.A. - CRSEC	Brazil	100.00	100.00
Petrobras Química S.A. - Petroquisa and its subsidiaries (vi)	Brazil	-	100.00
Arembepe Energia S.A. (vii)	Brazil	100.00	30.00
Energética Camaçari Muricy S.A. (vii)	Brazil	71.60	49.00
Companhia Integrada Têxtil de Pernambuco S.A. - Citepe (viii)	Brazil	100.00	-
Companhia Petroquímica de Pernambuco S.A. - PetroquímicaSuape (viii)	Brazil	100.00	-
Petrobras Logística de Exploração e Produção S.A. - PB-LOG (viii) and (ix)	Brazil	100.00	-
Liquigás S.A. (viii)	Brazil	100.00	-

(i)	Foreign-Incorporated Companies with non-Brazilian Real consolidated financial statements.
(ii)	11.87% interest of 5283 Participações Ltda.
(iii)	0.09% interest of Petrobras Gás S. A. - Gaspetro.
(iv)	0.05% interest of Downstream.
(v)	20% interest of Comperj Participações S.A.
(vi)	Companies merged into Petróleo Brasileiro S.A.
(vii)	Acquisition of control (Business combinations).
(viii)	Direct subsidiaries as from 2012(indirect in 2011) resulting from ownership restructuring.
(ix)	At November 1, 2012 Empresa de Logística de E&P S.A. (ELEP), was renamed Petrobras Logística de Exploração e Produção S.A. (“PB-LOG”).

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Special purpose entities - SPE	Country	Main activity
Charter Development LLC – CDC (i)	USA	Exploration and Production
Companhia de Desenvolvimento e Modernização de Plantas Industriais – CDMPI	Brazil	Refining
PDET Offshore S.A.	Brazil	Exploration and Production
Nova Transportadora do Nordeste S.A. - NTN	Brazil	Logistics
Nova Transportadora do Sudeste S.A. - NTS	Brazil	Logistics
Fundo de Investimento em Direitos Creditórios Não-padronizados do Sistema Petrobras	Brazil	Corporate

(i) Foreign-Incorporated Companies with non-Brazilian Real consolidated financial statements.

The consolidation procedures involve combining assets, liabilities, income and expenses, according to their nature and eliminating all intragroup balances and transactions, including unrealized profits arising from intragroup transactions.

4 Summary of significant accounting policies

The accounting policies set out below have been consistently applied to all periods presented in these consolidated financial statements.

4.1 Financial assets and liabilities

4.1.1 Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, term deposits with banks and short-term highly liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

4.1.2 Marketable securities

Marketable securities are classified on initial recognition based on the management’s business model for managing those securities as set out below:

-  Trading securities - financial assets purchased and held for the purpose of resale in the short term and measured at fair value. Interest, inflation indexation charges and gains or losses arising from measurement at fair value are recognized in profit or loss;

-  Held-to-maturity securities - financial assets for which management has the ability and intent to hold until maturity. Held-to-maturity securities are initially recognized at acquisition cost and are carried at amortized cost using the effective interest rate method. Interest and inflation indexation charges are recognized in profit or loss;

-   Available-for-sale securities - non-derivative financial assets that are classified as available-for-sale or that are not classified in any other category. Available-for-sale securities are measured at fair value. Interest and inflation indexation charges are recognized in profit or loss; and gains or losses arising from measurement at fair value are recognized within other comprehensive income, in the shareholders’ equity and reclassified to profit or loss, in the periods when securities are sold.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

4.1.3     Trade receivables

Trade receivables are initially measured at the fair value of the consideration to be received and, subsequently, at amortized cost using the effective interest rate method and adjusted for credit losses.

The Company recognizes a provision for impairment of trade receivables when there is evidence that some of its accounts receivable are uncollectible, due to insolvency, defaults or to a significant probability of a debtor filing for bankruptcy.

4.1.4  Loans and financing (Debt)

Loans and financing are initially recognized at fair value less transaction costs incurred and, after initial recognition, are measured at amortized cost using the effective interest rate method.

4.1.5     Derivative financial instruments and hedge operations

Derivative financial instruments are recognized in the statement of financial position as assets or liabilities and are measured at fair value.

The gains or losses arising from measurement at fair value of derivative instruments, other than hedging relationships qualified for hedge accounting are recognized in profit or loss as a finance income (finance expense).

In hedging relationships which qualify for cash flow hedge accounting, gains or losses relating to the effective portion of the hedge are recognized within other comprehensive income, in the shareholders’ equity and reclassified to profit or loss in the periods when the hedged item affects profit or loss. The gains or losses relating to the ineffective portion are recognized in profit or loss.

4.2    Inventories

Inventories are determined by the weighted average cost method and comprise:

-       Raw material - mainly comprises crude oil and is stated at the lower of the average cost of crude oil production and imports, and their net realizable value;

-       Products - comprise oil products and biofuels, and are stated at the lower of the average refining or purchase costs and their net realizable value;

-       Maintenance materials and supplies – comprise materials and supplies used in the operation of the Company and consumed, other than raw material, and are stated at the average purchase cost, not exceeding replacement cost.

Net realizable value is the estimated selling price of inventory in the ordinary course of business, less estimated cost of completion and estimated expenses to complete its sale.

Imports in transit are stated at the identified cost.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

4.3    Investments in other companies

The Company accounts for its investments in jointly controlled entities and associates on which the Company has significant influence over the financial and operating policy decisions by applying the equity method of accounting.

4.4    Business combinations and goodwill

The Company determines on a case-by-case basis whether a transaction is a business combination or an asset acquisition. Combinations of entities under common control are not accounted for as business combinations.

Assets acquired and liabilities assumed on a business combination are accounted for by applying the acquisition method, based on which assets and liabilities are measured at their acquisition-date fair values. The excess of the acquisition cost over the acquisition-date fair value of the net assets acquired (the net of the amounts of the identifiable assets acquired and the liabilities assumed) is recognized as goodwill in intangible assets. In the case of a bargain purchase, a gain is recognized in profit or loss when the acquisition cost is lower than the acquisition-date fair value of the net assets acquired.

Changes in ownership interest in subsidiaries that do not result in loss of control of the subsidiary are equity transactions. Any excess of the amounts paid/received over the carrying value of the ownership interest acquired/disposed is recognized in shareholders’ equity as an additional paid in capital.

Goodwill arising from investments in associates and jointly controlled entities without change of control is accounted for as part of these investments. It is measured by the excess of the consideration transferred over the Company’s interest in net assets’ fair value.

4.5     Oil and Gas exploration and development expenditures

The costs incurred in connection with the exploration, appraisal, development and production of oil and gas are accounted for using the successful efforts method of accounting, as set out below:

- Costs related to geological and geophysical activities are expensed when incurred.

- Amounts paid, for obtaining concessions for exploration of oil and natural gas (capitalized acquisition costs) are initially capitalized.

- Costs directly associated with exploratory wells pending determination of proved reserves are capitalized within property, plant and equipment. Exploratory wells that have found oil and gas reserves, but those reserves cannot be classified as proved, continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and progress on assessing the reserves and the economic and operating viability of the project is under way. An internal commission of technical executives of Petrobras reviews these conditions monthly for each well, by analysis of geoscience and engineering data, existing economic conditions, operating methods and government regulations.

- Costs related to exploratory wells drilled in areas of unproved reserves are expensed when determined to be dry or non-economical (did not encounter potentially economic oil and gas quantities).

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

-   Costs related to the construction, installation and completion of infrastructure facilities, such as platforms, pipelines, drilling of development wells and other related costs incurred in connection with the development of proved reserve areas and successful exploratory wells are capitalized within property, plant and equipment and depreciated from the commencement of production as described below.

4.6  Property, plant and equipment

Property, plant and equipment are measured at the cost to acquire or construct, including all costs necessary to bring the asset to working condition for its intended use, adjusted during hyperinflationary periods, as well as by the present value of the estimated cost of dismantling and removing the asset and restoring the site and reduced by accumulated depreciation and impairment losses.

Rights over tangible assets to be used in the normal course of business, arising from transactions which transfer substantially all the risks and rewards incidental to ownership of the asset (finance leases) are initially recognized at the lower of the fair value of the assets or the present value of the minimum payments of the contract. Capitalized lease assets are depreciated on a systematic basis consistent with the depreciation policy the Company adopts for property, plant and equipment that are owned. Where there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, capitalized lease assets are depreciated over the shorter of the lease term or the estimated useful life of the asset.

Expenditures on major maintenance of industrial units and vessels are capitalized if the recognition criteria of IAS 16 are met. These comprise the cost of replacement assets or parts of assets, equipment assembly services, as well as other related costs. Such maintenance occurs, on average, every four years and the respective expenses are depreciated as production costs through the date of the beginning of the following stoppage.

Borrowing costs directly attributable to the acquisition or construction of qualifying assets are capitalized as part of the costs of these assets. Borrowing costs of funds borrowed generally are capitalized based on the Company’s weighted average of the cost of borrowings outstanding applied over the balance of assets under construction. Borrowing costs are amortized during the useful life or by applying the unit-of-production method to the related assets.

Depreciation, depletion and amortization of proved oil and gas producing properties are accounted for pursuant to the unit-of-production method applied to the depreciable amount of the asset as set out below:

i) Depreciation (amortization) of oil and gas producing properties, including related equipment and facilities is computed based on a unit-of-production basis over the proved developed oil and gas reserves, applied on a field by field basis;

ii) The straight-line method is used for other assets, such as assets with a useful life shorter than the life of the field or related to fields with different development stages; and

iii) Amortization of amounts paid for obtaining concessions for exploration of oil and natural gas of producing properties, such as signature bonus (capitalized acquisition costs) is recognized using the unit-of-production method, computed based on the units of production over the total proved oil and gas reserves, applied on a field by field basis.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Estimates of reserves, prepared in manner consistent with U.S. Securities and Exchange Commission (SEC) definitions by the Company’s technicians, are reviewed at least annually and on interim basis if material changes occur (for depreciation, depletion and amortization purposes).

Except for land (which is not depreciated), other property, plant and equipment are depreciated on a straight line basis. See note 11 for further information about the estimated useful life by class of assets.

4.7    Intangible assets

Intangible assets are measured at the acquisition cost, less accumulated amortization and impairment losses and comprise rights and concessions, including the signature bonus paid for obtaining concessions for exploration of oil and natural gas (capitalized acquisition costs) and the Onerous Assignment Agreement, referring to the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (“Cessão Onerosa”); public service concessions; trademarks; patents; software and goodwill.

Signature bonuses paid for obtaining concessions for exploration of oil and natural gas and amounts related to the Onerous Assignment Agreement are initially capitalized within intangible assets and are transferred to property, plant and equipment upon recognition of proved reserves.

Signature bonuses and amounts related to the Onerous Assignment Agreement are not amortized until they are transferred to property, plant and equipment. Intangible assets with a finite useful life, other than amounts paid for obtaining concessions for exploration of oil and natural gas of producing properties, are amortized over the useful life of the asset on a straight-line basis.

Internally generated intangible assets other than development costs meeting recognition criteria (of IAS 38) are not capitalized and are expensed as incurred.

Intangible assets with an indefinite useful life are not amortized but are tested annually for impairment considering individual assets or cash-generating units. Their useful lives are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment for those assets. If they do not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

4.8    Impairment

Property, plant and equipment and intangible assets with definite useful lives are tested for impairment when there is an indication that the carrying amount may not be recoverable. Assets related to exploration and development of oil and gas and assets that have indefinite useful lives, such as goodwill acquired in business combinations are tested for impairment annually, irrespective of whether there is any indication of impairment.

The impairment test comprises a comparison of the carrying amount of an individual asset or a cash-generating unit with its recoverable amount. Whether the recoverable amount of the unit is less than the carrying amount of the unit, an impairment loss is recognized to reduce the carrying amount to the recoverable amount. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs of disposal and its value in use. Considering the specificity of the Company’s assets, value in use is generally used by the Company for impairment testing purposes, except when specifically indicated. Value in use is estimated based on the present value of the risk-adjusted (for specific risks) future cash flows expected to arise from the continuing use of an asset or cash-generating unit (based on assumptions that represent the Company’s best estimates), discounted at a pre-tax discount rate. This rate is obtained from the Company’s weighted average cost of capital post-tax (WACC). Cash flow projections are mainly based on the following assumptions: prices based on the Company’s most recent strategic plan; production curves associated with existing projects in the Company's portfolio, operating costs reflecting current market conditions, and investments required for carrying out the projects.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

For the impairment test, assets are grouped at the smallest identifiable group that generates largely independent cash inflows from other assets or group of assets (the cash-generating unit). Assets related to exploration and development of oil and gas are tested annually for impairment on a field by field basis.

Reversal of previously recognized impairment losses is permitted for assets other than goodwill.

4.9    Leases

Leases in which the Company has substantially all the risks and rewards incidental to ownership are recognized as finance lease liabilities. When the Company is the lessor the finance lease is recognized as a receivable.

If a lease does not transfer all the risks and rewards, it is classified as an operating lease. Operating leases are recognized as expenses on a straight-line basis over the period of the lease.

4.10    Decommissioning costs

Decommissioning costs are future obligations to perform environmental restoration, dismantle and remove a facility as it terminates operations due to the exhaustion of the area or economic conditions. Costs related to the abandonment and dismantling of areas are recognized as part of the cost of an asset (associated with the obligation) based on the present value of the expected future cash outflows, discounted at a risk-free credit adjusted rate when a future obligation exists and can be reliably measured. A corresponding provision is recognized as a liability. Unwinding of the discount is recognized as a financial expense, when incurred. The asset is depreciated similarly to other assets, based on the class of the asset.

Future decommissioning costs for oil and natural gas producing properties are recognized on a field by field basis, when a field is declared to be commercial and are revised annually. Decommissioning costs related to proved developed oil and gas reserves are depreciated by applying the unit-of-production method, computed based on a unit-of-production basis over the proved developed oil and gas reserves, applied on a field by field basis.

4.11     Income taxes

Income tax expense for the period comprises current and deferred tax. The Company has adopted the Transition Tax Regime in Brazil (RTT) in accordance with Law 11,941/09 and therefore the taxable profit is computed based on the criteria of Law 6,404/76 before the amendments introduced by Law 11,638/07. Temporary differences arising from the Transition Tax Regime were recognized as deferred income taxes and liabilities.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Taxable profit differs from accounting profit due to certain adjustments required by tax regulations. Temporary differences are differences between the tax base of an asset or liability and its carrying amount. Deferred income tax assets and liabilities are recognized for temporary tax differences, available tax losses and tax credits. Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

4.12     Employee benefits (Post-Employment)

Actuarial commitments related to post-employment benefit plans and health-care plans are recognized as liabilities in the statement of financial position based on actuarial calculations which are revised annually by an independent actuary, using the projected unit credit method, net of the fair value of plan assets, when applicable, out of which the obligations are to be directly settled. The increases in the present value of the obligation resulting from employee service in the current period are recognized in profit or loss.

Under the projected credit unit method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to determine the final obligation.

Actuarial gains and losses arising from changes in actuarial assumptions and experience adjustments are recognized over the expected average remaining working lives of the employees participating in each plan, in accordance with the corridor method.

Actuarial assumptions related to the variables that will determine the ultimate cost of providing post-retirement benefits include biological and economic assumptions, medical costs estimates, as well as historical data related to expenses incurred and employee contributions.

The Company also contributes amounts to defined contribution plans, that are expensed when incurred and are computed based on a percentage over salaries.

4.13     Share Capital and Stockholders’ Compensation

Share capital comprises common shares and preferred shares. Incremental costs directly attributable to the issue of new shares or options are classified as additional paid in capital and shown (net of tax) in shareholders’ equity as a deduction from the proceeds.

Preferred shares have priority on returns of capital and dividends, which are based on the higher amount of 3% over the net book value of shareholders equity for preferred shares, or 5% of the share capital for preferred shares. Preferred shares do not grant any voting rights; are non-convertible into common shares and participate under the same terms as common shares, in capital increases resulting from the capitalization of reserves and profits.

Dividend distribution comprises dividends and interest on capital determined in accordance with the limits defined in the Company’s bylaws.

Interest on capital is a form of dividend distribution which is deductible for tax purposes in Brazil.  Tax benefits from the deduction of interest on capital are recognized in profit or loss.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

4.14     Government grants

A government grant is recognized when there is reasonable assurance that the grant will be received and the Company will comply with the conditions attached to the grant.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes the related costs which they are intended to compensate as expenses. Government grants related to assets are initially recognized as deferred income and thereafter are transferred to profit or loss over the useful life of the asset on a straight-line basis.

4.15 Recognition of revenue, costs and expenses

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue and the costs incurred or to be incurred in the transaction can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable for products sold and services provided in the normal course of business, net of returns, discounts and sales taxes.

Revenue from the sale of crude oil and oil products, petrochemical products, natural gas, biofuels and other related products are recognized when the Company retains neither continuing managerial involvement nor effective control over the products sold and the significant risks and rewards of ownership have been transferred to the customer, which is usually when legal title passes to the customer, pursuant to the terms of the sales contract. Sales revenues from freight and other services provided are recognized based on the stage of completion of the transaction.

Finance income and expense mainly comprise interest income on financial investments and government bonds, interest expense on debt, gains and losses on marketable securities measured at fair value, as well as net exchange and inflation indexation charges. Finance expense does not include borrowing costs directly attributable to the construction of assets that necessarily take a substantial period of time to become operational, which are capitalized as part of the costs of these assets.

Revenue, costs and expenses are recognized on the accrual basis.

4.16 New standards and interpretations

New standards and amendments to standards and interpretations issued by the International Accounting Standards Board (IASB) effective for annual periods beginning on January 1, 2012, none of which had a significant effect on the consolidated financial statements for 2012, are set out below:

-Amendments to IFRS 7: “Disclosures: Transfers of Financial Assets”.

-Amendments to IAS 12 – “Deferred Tax Recovery of Underlying Assets”. It establishes criteria for calculating the tax base of an asset.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

A number of new standards and amendments to standards and interpretations issued by the International Accounting Standards Board (IASB) are effective for annual periods beginning after January 1, 2012 as set out below. They have not been applied in preparing these consolidated financial statements at December 31, 2012.

Standards	Brief description	Effective Date (*)
Amendment to IAS 1

‘Financial statement presentation’, regarding other comprehensive income

Requires for entities to group items presented in ‘other comprehensive income’ (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

January 1, 2013
Amendments to IAS 19

“Employee Benefits”

Eliminates the corridor method for recognizing actuarial gains or losses, and require the calculation of finance costs on a net funding basis.
Simplifies the presentation of changes in assets and liabilities of defined benefit plans and expands the disclosure requirements.

January 1, 2013
IFRS 10

"Consolidated Financial Statements"

Defines principles and requirements for the preparation and presentation of consolidated financial statements when an entity controls one or more other entities.
Establishes the concept of control as the basis for consolidation and sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee.

January 1, 2013
IFRS 11

“Joint Arrangements”

Establishes principles for disclosure of financial statements of entities that are parties of joint agreements. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses.
Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed.

January 1, 2013
IFRS 12

“Disclosure of Interests in Other Entities”

Consolidates all the requirements of disclosures that an entity should carry out when participating in one or more entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

January 1, 2013
IFRS 13

“Fair Value Measurement”

Provides a precise definition of fair value; explains how to calculate it (one single source of measurement); and determines what must be disclosed.
The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards.

January 1, 2013
Amendments to IFRS 7	“Disclosures – Offesetting Financial Assets and Financial Liabilities” Establishes disclosure requirements for compensation agreements of financial assets and liabilities.	January 1, 2013

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Standards	Brief description	Effective Date (*)
IAS 27 (revised 2011)	"Separate financial statements" Includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10.	January 1, 2013
IAS 28 (revised 2011)	"Associates and joint ventures" Includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.	January 1, 2013
IFRS 9

"Financial instruments" and Amendments

IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset.
The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. The Amendment postpones the date of enforcement from 2013 to 2015. Also eliminates the requirement for republication of comparative information and requires additional disclosures about the transition to IFRS 9.

January 1, 2015

     (*) Effective for annual periods beginning on or after these dates.

The estimated impact that initial application of Amendments to IAS 19 is expected to have, due to the elimination of the corridor method (which allowed companies to defer actuarial gains and losses) is an increase of US$ 10.3 billion in our net actuarial liability, as well as a corresponding increase of US$ 3 billion in our deferred tax assets and a decrease of US$ 7.3 billion in our shareholders' equity.

None of the other amendments and new standards listed above is expected to have a significant effect on the consolidated financial statements.

5 Cash and cash equivalents

	2012	2011
Cash at bank and in hand	990	1,989
Short-term financial investments
- In Brazil
Single-member funds (Interbank Deposit)	8,118	5,492
Other investment funds	419	2,279
	8,537	7,771
- Abroad	3,993	9,297
Total financial investments	12,530	17,068
Total cash and cash equivalents	13,520	19,057

Short-term financial investments in Brazil comprise single-member funds mainly composed by Brazilian Federal Government Bonds and, therefore, are considered cash and cash equivalents.

Short-term financial investments abroad comprise time deposits that have maturities of three months or less and other short-term fixed income instruments from highly-ranked financial institutions.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

6 Marketable securities

	2012	2011
Trading securities	10,222	8,949
Available-for-sale securities	239	2,921
Held-to-maturity securities	146	155
	10,607	12,025
Current	10,431	8,961
Non-current	176	3,064

Trading and available-for-sale securities refer mainly to investments in government Treasury notes that have maturities of more than 90 days. The current asset classification reflects the expectation of their realization in the short term.

Available-for-sale securities include Brazilian Government Treasury Notes previously pledged as collateral to Petros (Note 20).

7 Trade and other receivables

7.1 Trade and other receivables, net

	2012	2011
Trade Receivables
Third parties	10,785	10,315
Related parties (Note 17)
Jointly controlled entities and associates	780	826
Receivables from the eletricity sector	1,937	1,958
Petroleum and alcohol accounts - STN(*)	409	444
Other Receivables	3,081	2,953
	16,992	16,496
Provision for impairment of trade receivables	(1,452)	(1,487)
	15,540	15,009
Current	11,099	11,756
Non-current	4,441	3,253

(*) Secretaria do Tesouro Nacional - National Treasury Secretariat

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

7.2 Changes in the provision for impairment of trade receivables

	2012	2011	2010
Opening balance	1,487	1,609	1,454
Additions (*)	300	283	201
Write-offs / reversals (*)	(203)	(220)	(118)
Cumulative translation adjustment	(132)	(185)	72
Closing balance	1,452	1,487	1,609

Current	854	898	1,029
Non-current	598	589	580

(*)                   It includes exchange differences arising from translation of the provision for impairment of trade receivables in companies abroad.

7.3 Trade and other receivables overdue (Third parties)

	2012	2011
Up to 3 months	769	752
From 3 to 6 months	156	115
From 6 to 12 months	181	141
More than 12 months	1,587	1,590
	2,693	2,598

8 Inventories

	2012	2011
Products:
Oil products (*)	5,880	4,886
Fuel Alcohol (*)	161	417
	6,041	5,303
Raw materials, mainly crude oil (*)	6,452	7,915
Maintenance materials and supplies (*)	1,882	1,796
Others	222	196
	14,597	15,210
Current	14,552	15,165
Non-current	45	45

(*) It includes imports in transit.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

9 Other information about investments

Signing of settlement agreement – Pasadena Refinery

On June 29, 2012, the Company entered into an out-of-court settlement to terminate all existing lawsuits between its subsidiaries and Belgium’s Transcor/Astra Group, which controls Astra Oil Trading NV (Astra), including those related to the arbitration process which, in April 2009, recognized the exercise of Astra’s put option for its stake (50%) in Pasadena Refining System Inc and PRSI Trading Company to Petrobras America S.A. - PAI.

The amount of US$ 70 was recognized in profit or loss in the second quarter of 2012, and the remaining portion had been recognized in prior periods. The total determined in the agreement was US$ 820.5.

After the execution of the settlement agreement and the payment of the respective amount (paid when the agreement was signed), both parties gave full and general release of all issues under dispute between them.

Fair Value Appraisal of GBD

The appraisal of the fair value of the assets acquired and the liabilities assumed from the subsidiary Gás Brasiliano Distribuidora S.A. – GBD was concluded in June 2012. Petrobras Gás S.A. - Gaspetro acquired 100% of GBD’s shares in 2011. This appraisal resulted in a purchase price allocation of the total amount (US$ 280) to intangible assets (US$ 209) and other assets and liabilities, net (US$ 71). Therefore, no goodwill was recognized.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

10 Investments

10.1 Information about subsidiaries, jointly controlled entities and associates

			Thousands of Shares
	% Petrobras' ownership	Subscribed capital at December 31, 2012	Common shares		Preferred shares	Shareholders’ equity (deficit)	Net income (loss) for the year
Subsidiaries
Petrobras Netherlands B.V. - PNBV	100.00%	5,117	41,870		-	10,298	2,587
Refinaria Abreu e Lima S.A.	100.00%	5,390	11,013,815		-	5,171	(284)
Petrobras Distribuidora S.A. - BR	100.00%	2,046	34,777,774		-	5,069	967
Petrobras Gás S.A. - Gaspetro	99.99%	3,359	3,180		794	5,051	787
Petrobras Transporte S.A. - Transpetro	100.00%	1,442	2,946,300		-	1,911	368
Petrobras Logística de Exploração e Produção S.A. - PB-LOG	100.00%	1,547	2,388,987		-	1,681	4
Petrobras International Finance Company - PifCo	100.00%	260	300,050		-	(1,257)	(518)
Petrobras Biocombustível S.A.	100.00%	1,265	258,550		-	938	(111)
Companhia Integrada Têxtil de Pernambuco S.A. - Citepe	100.00%	1,041	2,127,229		-	881	6
Companhia Locadora de Equipamentos Petrolíferos S.A. - CLEP	100.00%	405	916,976		-	736	20
Companhia Petroquímica de Pernambuco S.A. - PetroquímicaSuape	100.00%	877	1,791,520		-	687	(42)
Petrobras International Braspetro - PIB BV	88.12%	3	2,837		-	474	285
Liquigás Distribuidora S.A.	100.00%	284	8,145		-	415	1
Termomacaé Ltda.	99.99%	310	634,015	(*)	-	390	97
Comperj Poliolefinas S.A.	100.00%	319	65,108		-	319	-
Breitener Energética S.A.	93.66%	290	484,490		-	249	15
INNOVA S.A.	100.00%	150	57,600		5,748	211	35
Termoceará Ltda.	100.00%	135	275,226	(*)	-	168	33
Petrobras Comercializadora de Energia Ltda. - PBEN	99.91%	106	216,852	(*)	-	126	13
Arembepe Energia S.A.	100.00%	135	186,290,218		-	111	18
Baixada Santista Energia S.A.	100.00%	145	297,136		-	106	(12)
Sociedade Fluminense de Energia Ltda. - SFE	99.99%	27	55,556	(*)	-	75	60
Termomacaé Comercializadora de Energia Ltda	100.00%	38	77,599	(*)	-	72	45
5283 Participações Ltda.	100.00%	696	1,422,603	(*)	-	56	34
Energética Camaçari Muriçy I Ltda.	71.60%	48	120,835		-	49	24
Comperj Estirênicos S.A.	100.00%	43	8,739		-	43	-
Fundo de Investimento Imobiliário RB Logística - FII	99.00%	-	117,127	(*)	-	(40)	(48)
Comperj MEG S.A.	100.00%	38	7,696		-	38	-
Termobahia S.A.	98.85%	153	52		-	30	10
Cordoba Financial Services GmbH	100.00%	2	1	(**)	-	23	(1)
Cayman Cabiunas Investment Co.	100.00%	-	100	(**)	25,500	21	11
Petrobras Negócios Eletrônicos S.A. - E-Petro	99.95%	10	21,000		-	14	1
Companhia de Desenvolvimento de Plantas Utilidades S.A. - CDPU	80.00%	12	25,001		-	12	-
Braspetro Oil Services Company - Brasoil	100.00%	172	106,210		-	(7)	(125)
Companhia de Recuperação Secundária S.A. - CRSEC	100.00%	-	43,456		-	4	-
Comperj Participações S.A.	100.00%	11	2,150		-	(1)	(7)
Downstream Participações Ltda.	99.99%	-	1,412	(*)	-	-	13
Braspetro Oil Company - BOC	100.00%	-	1	(**)	-	-	-

Jointly controlled entities
UTE Norte Fluminense S.A.	10.00%	235	481,432		-	458	67
Termoaçu S.A.	76.87%	343	699,737		-	362	10
Fábrica Carioca de Catalizadores S.A. - FCC	50.00%	59	502,145		-	138	28
Logum Logística S.A.	20.00%	147	430,556		-	104	(27)
Brasil PCH S.A.	49.00%	53	94,188		14,844	81	25
Cia Energética Manauara S.A.	40.00%	24	45,000		-	76	9
Ibiritermo S.A.	50.00%	4	7,652		-	55	21
Petrocoque S.A. Indústria e Comércio	50.00%	24	30,222		-	52	9
Brasympe Energia S.A.	20.00%	13	260,000		-	39	2
Participações em Complexos Bioenergéticos S.A. - PCBIOS	50.00%	31	62,850		-	30	-
Refinaria de Petróleo Riograndense S.A.	33.20%	16	5,158		15,296	28	6
METANOR S.A. - Metanol do Nordeste	34.54%	33	98,693		197,386	22	(4)
Companhia de Coque Calcinado de Petróleo S.A. - COQUEPAR	45.00%	30	62,056		-	22	(1)
Eólica Mangue Seco 4 - Geradora e Comercializadora de Energia Elétrica S.A.	49.00%	20	39,918		-	21	1
Brentech Energia S.A.	30.00%	15	25,901		-	20	7
Eólica Mangue Seco 3 - Geradora e Comercializadora de Energia Elétrica S.A.	49.00%	19	38,911		-	19	(1)
Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A.	51.00%	17	35,353		-	17	(2)
Eólica Mangue Seco 1 - Geradora e Comercializadora de Energia Elétrica S.A.	49.00%	17	35,433		-	17	(1)
GNL do Nordeste Ltda.	50.00%	-	7,507	(*)	-	-	-

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

			Thousands of Shares
	% Petrobras' ownership	Subscribed capital at December 31, 2012	Common shares		Preferred shares	Shareholders’ equity (deficit)		Net income (loss) for the year
Associates
Braskem S.A.	36.20%	3,936	451,669		345,597	4,059	(***)	(497)	(***)
Fundo de Investimento em Participações de Sondas	5.00%	938	95,784	(*)	-	940		4
Sete Brasil Participações S.A.	5.00%	989	101,050		-	916		(26)
UEG Araucária Ltda.	20.00%	346	707,440	(*)	-	326		14
Deten Química S.A.	27.88%	104	99,327,769		-	153		28
Energética SUAPE II	20.00%	68	139,977		-	73		18
Termoelétrica Potiguar S.A. - TEP	20.00%	18	11,259		-	41		(5)
Companhia Energética Potiguar S.A.	20.00%	4	1		-	31		29
Nitroclor Ltda.	38.80%	5	10,330	(*)	-	-		-
Bioenergética Britarumã S.A.	30.00%	-	110		-	-		-

(*) Quota

(**) Lot of one share

(***) As of 09/30/12 – Date from latest financial reports available to the market.

10.2 Investments in jointly controlled entities and associates

	2012	2011
Associates and jointly controlled entities
Braskem	2,703	3,158
Other Petrochemical investments	153	162
Gas distributors	555	563
Guarani S.A.	482	452
Termoaçu S.A.	267	287
Petroritupano - Orielo	233	244
Nova Fronteira Bionergia S.A.	203	231
Petrowayu - La Concepción	193	176
Distrilec S.A.	41	115
Petrokariña - Mata	75	104
UEG Araucária	64	68
Transierra S.A.	69	65
Other associates and jointly controlled entities	948	783
	5,986	6,408
Other investments	120	122
	6,106	6,530

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

10.3 Investments in listed companies

	Thousand - share lot			Quoted Stock Exchange Prices (US$ per share)		Market value
Company	2012	2011	Type	2012	2011	2012	2011

Subsidiaries
Petrobras Argentina (*)	1,356,792	678,396	Common	0.69	1.44	936	976
						936	976
Associates
Braskem	212,427	212,427	Common	4.70	6.28	998	1,334
Braskem	75,793	75,793	Preferred A	6.26	6.82	475	517
						1,473	1,851

(*) On September 26, 2012 Petrobras Argentina S.A. increased share capital through the capitalization of profit reserves, as approved by an Extraordinary General Meeting held along with the Annual General Meeting on March 29, 2012. This capitalization was carried out by the issuance of 1,009,618,410 new class B common shares. This transaction did not affect the Company's shareholders' equity.

The market value of these shares does not necessarily reflect the realizable value of a large block of shares.

10.4 Summarized information on jointly controlled entities and associates

The Company invests in jointly controlled entities and associates in Brazil and abroad, whose activities are related to petrochemical companies, gas distributors, biofuels, thermoelectric power stations, refineries and other activities. Summarized accounting information is set out below:

	2012
	Jointly controlled entities		Associates
	In Brazil	Abroad	In Brazil	Abroad

Current assets	2,120	774	7,198	2,720
Non-current assets	954	168	3,225	170
Property, plant and equipment	3,170	2,310	11,852	2,026
Other non-current assets	1,425	66	4,493	3
	7,669	3,318	26,768	4,919
Current liabilities	2,082	1,302	6,919	2,272
Non-current liabilities	1,754	949	11,003	799
Shareholders' equity	3,789	810	8,803	1,848
Non-controlling interest	44	257	43	-
	7,669	3,318	26,768	4,919
Sales revenues	5,753	1,237	19,474	639
Net Income for the Year	452	60	(440)	124
Ownership interest - %	From 10% to 83%	From 22% to 50%	From 5 to 43%	From 22% to 50%

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

11 Property, plant and equipment

11.1 By class of asset

	Land, buildings and improvements	Equipment and other assets	Assets under construction (*)	Exploration and development costs (Oil and gas producing properties)	Total
Balance at December 31, 2010	5,256	58,321	83,170	21,742	168,489
Additions	101	1,570	31,840	2,141	35,652
Additions to decommissioning assets / review of estimates	-	-	-	1,407	1,407
Capitalized borrowing costs	-	-	4,382	-	4,382
Business combination	-	-	12	-	12
Write-offs	(25)	(262)	(1,296)	(333)	(1,916)
Transfers	2,413	18,406	(23,598)	7,057	4,278
Depreciation, amortization and depletion	(473)	(5,800)	-	(3,955)	(10,228)
Impairment - recognition	-	(50)	(150)	(213)	(413)
Impairment - reversal	1	15	-	36	52
Cumulative translation adjustment	(685)	(5,838)	(9,831)	(2,443)	(18,797)
Balance at December 31, 2011	6,588	66,362	84,529	25,439	182,918

Cost	8,990	104,477	84,529	53,030	251,026
Accumulated depreciation, amortization and depletion	(2,402)	(38,115)	-	(27,591)	(68,108)
Balance at December 31, 2011	6,588	66,362	84,529	25,439	182,918
Additions	50	2,073	32,571	1,703	36,397
Additions to decommissioning assets / review of estimates	-	-	-	5,207	5,207
Capitalized borrowing costs	-	-	3,792	-	3,792
Business combination	83	182	2	-	267
Write-offs	(6)	(59)	(2,651)	(106)	(2,822)
Transfers	2,504	24,818	(30,413)	6,994	3,903
Depreciation, amortization and depletion	(477)	(6,626)	-	(3,765)	(10,868)
Impairment - recognition	(20)	(178)	(37)	(149)	(384)
Impairment - reversal	-	44	134	65	243
Cumulative translation adjustment	(559)	(4,908)	(6,264)	(2,022)	(13,752)
Balance at December 31, 2012	8,164	81,708	81,663	33,366	204,901

Cost	10,834	122,647	81,663	62,348	277,492
Accumulated depreciation, amortization and depletion	(2,670)	(40,939)	-	(28,982)	(72,591)
Balance at December 31, 2012	8,164	81,708	81,663	33,366	204,901

Weighted average of useful life in years	25 (25 to 40 ) (except land)	20 (3 to 31) (**)		Units of production method

(*) It includes oil and gas exploration and development assets

(**) It includes assets depreciated based on the units of production method.

At December 31, 2012 the property, plant and equipment includes assets under finance leases of US$ 102 (US$ 95 at December 31, 2011).

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

11.2 Estimated useful life

Buildings and improvements, equipment and other assets
Estimated useful life	Cost	Accumulated depreciation	Balance at 12/31/2012
5 years or less	5,360	(3,168)	2,192
6 - 10 years	20,148	(9,152)	10,996
11 - 15 years	1,974	(836)	1,138
16 - 20 years	33,865	(8,827)	25,038
21 - 25 years	24,938	(6,734)	18,204
25 - 30 years	23,541	(3,691)	19,850
30 years or more	2,739	(1,580)	1,159
Units of production method	20,115	(9,621)	10,494
	132,680	(43,609)	89,071
Buildings and improvements	10,033	(2,670)	7,363
Equipment and other assets	122,647	(40,939)	81,708

11.3 Impairment of assets

In 2012 the Company recognized impairment losses relating primarily to mature producing fields in Brazil (US$ 143) and to the review of the cash flows expected to be generated by the U.S. Pasadena Refinery operations (US$ 225).

Reversals of impairment were recognized in 2012 as the assessments revealed that impairment losses recognized in prior periods related to certain oil and gas fields in Brazil (US$ 109) and in the Suape Petrochemical complex (US$ 134) decreased or no longer exist.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

12 Intangible assets

12.1     By class of assets

		Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total
Balance at December 31, 2010	47,001	191	816	544	48,552
Addition	414	64	198	11	687
Acquisition through business combination	-	-	-	2	2
Capitalized borrowing costs	-	-	21	-	21
Write-offs	(160)	(3)	(7)	-	(170)
Transfers	(58)	12	(22)	(4)	(72)
Amortization	(36)	(67)	(204)	-	(307)
Impairment - recognition	(1)	-	-	-	(1)
Cumulative translation adjustment	(5,147)	(17)	(87)	(49)	(5,300)
Balance at December 31, 2011	42,013	180	715	504	43,412
Cost	42,394	725	1,512	504	45,135
Accumulated amortization	(381)	(545)	(797)	-	(1,723)
Balance at December 31, 2011	42,013	180	715	504	43,412
Addition	90	72	146	-	308
Capitalized borrowing costs	-	-	15	-	15
Write-offs	(119)	(2)	(3)	-	(124)
Transfers	(80)	12	(97)	(14)	(179)
Amortization	(48)	(61)	(142)	-	(251)
Impairment - reversal	6	-	-	-	6
Cumulative translation adjustment	(3,349)	(13)	(57)	(29)	(3,448)
Balance at December 31, 2012	38,513	188	577	461	39,739
Cost	38,920	715	1,444	461	41,540
Accumulated amortization	(407)	(527)	(867)	-	(1,801)
Balance at December 31, 2012	38,513	188	577	461	39,739

Estimated useful life - years	(*)	5	5	Indefinite

 (*) See note 4.7 (Intangible assets) for further information.

12.2 Concession for exploration of oil and natural gas - Onerous Assignment Agreement (“Cessão Onerosa”)

At December 31, 2012, the Company’s intangible assets include US$ 36,608 related to the Onerous Assignment agreement, entered into in 2010 by Petrobras, the Federal Government (assignor) and the Agência Nacional de Petróleo, Gás Natural e  Biocombustíveis - ANP (regulator and inspector), granting the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará e Sul de Tupi), limited to the production of five billion barrels of oil equivalent in up to 40 years and renewable for a further five years upon certain conditions having been met.

The agreement establishes that at the time of the declaration of commerciality for the reserves there will be a review of volumes and prices, based on independent technical appraisal reports.

If the review determines that the value of acquired rights are greater than initially paid, the Company may be required to pay the difference to the Federal Government, or may proportionally reduce the total volume of barrels acquired in the terms of the agreement. If the review determines that the value of the acquired rights are lower than initially paid by the Company, the Federal Government will reimburse the Company for the difference by delivering cash or bonds, subject to budgetary regulations.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Once the effects of the aforementioned review become probable and can be reliably measured, the Company will make the respective adjustments to the purchase prices of the rights.

The agreement also establishes a compulsory exploration program for each one of the blocks and minimum commitments related to the acquisition of goods and services from Brazilian suppliers in the exploration and development stages, which will be subject to certification by the ANP. In the event of non-compliance, the ANP may apply administrative sanctions pursuant to the terms in the agreement.

In compliance with the exploration program, in 2012 the Company concluded the drilling of four wells in the Onerous Assignment, confirming the potential for hydrocarbon resources in the area. The Company will continue to develop its investment program and activities as established in the agreement.

12.3 Exploration rights returned to Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP)

Exploration areas returned to ANP in 2012, in the amount of US$ 113 (US$ 84 in 2011) are set out below.

•         Exclusive Concession Blocks (Petrobras):

Espírito Santo Basin: ES-M-466;

Santos Basin: S-M-415, S-M-675; S-M-506; S-M-1358; S-M-1482; BM-S-17;

Potiguar Basin: POT-T-515; POT-T-560; POT-T-600; POT-T-602;

Sergipe Alagoas Basin: SEAL-T-252 e SEAL-T-253;

Recôncavo Baiano Basin: REC-T-209.

•         Blocks in partnership (returned by Petrobras or by its operators):

Campos Basin: C-M-103; C-M-151;

Espírito Santo Basin: ES-T-410;

Santos Basin: S-M-330, S-M-322; S-M-508, S-M-1476; BM-S-22;

Potiguar Basin: POT-T-608; POT-T-556, POT-T-601; POT-T-564;

Potiguar Offshore Basin: BM-POT-13;

Pará-Maranhão Basin: PAMA-M-187.

12.4     Oil and Gas fields operated by Petrobras returned to ANP

No oil and gas fields were returned to ANP in 2012.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

12.5 Service concession agreement - Distribution of piped natural gas

At December 31, 2012, intangible assets include service concession agreements related to piped natural gas distribution in Brazil, in the amount of US$ 244 maturing between 2029 and 2043, which may be extended. According to the agreements, distribution service can be provided to industrial, residential, commercial, automotive, air conditioning, transport, and other sectors.

The consideration receivable is a factor of a combination of operating costs and expenses and returns on capital invested. The rates charged for gas distribution are subject to periodic reviews by the state regulatory agency.

The agreements establish an indemnity clause for investments in assets which are subject to return at the end of the service agreement, to be determined based on evaluations and appraisals.

13 Exploration for and Evaluation of Oil and Gas Reserves

The exploration and evaluation activities include  the search for oil and gas from obtaining the legal rights to explore a specific area until the declaration of the technical and commercial viability of the reserves.

Movements on capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the table below:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)
	2012	2011
Property plant and equipment
Balance at January 1	10,120	7,742
Additions to capitalized costs pending determination of proved reserves	6,640	6,258
Capitalized exploratory costs charged to expense	(2,782)	(1,391)
Transfers upon recognition of proved reserves	(2,628)	(1,612)
Cumulative translation adjustment	(701)	(877)
Balance at December 31	10,649	10,120
Intangible Assets (**)	37,968	41,671
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	48,617	51,791

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the table above.

(**) The balance of intangible assets comprises mainly the amounts related to the Onerous Assignment Agreement (note 12.2).

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Exploration costs recognized in profit or loss and cash used in oil and gas exploration and evaluation activities are set out in the table below:

	2012	2011	2010
Exploration costs recognized in profit or loss
Geological and Geophysical Expenses	1,022	1,024	807
Exploration expenditures written off (includes dry wells and signature bonuses)	2,847	1,480	1,215
Other exploration expenses	89	101	171
Total expenses	3,958	2,605	2,194

Cash used in activities	2012	2011	2010
Operating activities	1,139	1,107	837
Investment activities	6,640	6,258	9,363
Total cash used	7,779	7,365	10,200

13.1 Aging of Capitalized Exploratory Well Costs

An aging of the number of wells and the capitalized exploratory well costs based on the drilling completion date, as well as the number of projects for which exploratory well costs have been capitalized for a period greater than one year are set out in the table below:

Aging of capitalized exploratory well costs (*)
	2012	2011
Capitalized exploratory well costs that have been capitalized for a period of one year	4,219	3,166
Capitalized exploratory well costs that have been capitalized for a period
greater than one year	6,430	6,954
Ending balance	10,649	10,120
Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	145	99

(*) Amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are not included.

	In thousand (US$)	Number of wells
2011	2,213	62
2010	1,083	24
2009	1,012	34
2008	590	11
2007 and previous years	1,531	18
Ending balance	6,430	149

Of the amount of US$ 6,430 for 145 projects that include wells suspended for more than one year since the completion of drilling, US$ 1,741 are related to wells in areas for which drilling was under way or firmly planned for the near future and US$ 4,543 are related to costs incurred to assess the reserves and their potential development.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

14 Trade payables

	2012	2011
Current Liabilities
Third parties
In Brazil	6,511	6,535
Abroad	5,104	4,883
Related parties (Note 17)	509	445
	12,124	11,863

15 Finance Debt

	Current		Non-current
	2012	2011	2012	2011
Abroad
Financial institutions	4,614	7,272	25,156	20,039
Bearer bonds - Notes, Global Notes and Bonds	1,230	428	31,032	21,026
Trust Certificates - Senior/Junior	-	-	-	3
Others	245	6	2	101
	6,089	7,706	56,190	41,169

In Brazil
Export Credit Notes	142	72	6,261	6,921
BNDES	839	916	21,586	19,930
Debentures	140	988	345	529
FINAME	34	42	326	390
Bank Credit Certificate	50	27	1,765	1,922
Others	185	316	2,011	1,857
	1,390	2,361	32,294	31,549
	7,479	10,067	88,484	72,718
Interest expense on debt	1,018	879
Long-term debt due within one year (principal)	2,795	3,690
Short-Term debt	3,666	5,498
	7,479	10,067

15.1 Scheduled maturity dates of non-current debt (principal and interest accrued)

2012
2014	4,177
2015	7,125
2016	13,665
2017	9,389
2018 and thereafter	54,128
Total	88,484

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

15.2 Interest rate range for non-current debt

	2012	2011
Abroad
Up to 4% p.a.	31,819	22,119
From 4.01 to 6% p.a.	13,768	9,442
From 6.01 to 8% p.a.	9,916	8,385
More than 8% p.a.	687	1,223
	56,190	41,169
In Brazil
Up to 6% p.a.	3,384	2,870
From 6.01 to 8% p.a.	16,511	17,225
From 8.01 to 10% p.a.	11,852	1,930
More than 10% p.a.	547	9,524
	32,294	31,549
	88,484	72,718

15.3 Non-current debt by major currency

	2012	2011
U.S. Dollar	48,306	36,258
Real	18,411	17,529
Real indexed to U.S. Dollar	13,733	13,830
Euro	5,134	2,495
Pound Sterling	1,814	1,062
Japanese Yen	1,086	1,544
	88,484	72,718

The sensitivity analysis for financial instruments subject to foreign exchange variation and the fair value of the long-term debt are disclosed in notes 30 and 31, respectively.

15.4 Weighted average capitalization rate for borrowing costs

The weighted average interest rate, of the costs applicable to borrowings that are outstanding, applied over the balance of assets under construction for capitalization of borrowing costs was 4.5% p.a. in 2012 (4.6% p.a. in 2011).

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

15.5 Funding

Funding requirements are mainly related to  the development of oil and gas production projects, building of vessels  and pipelines, and expansion of industrial plants.

The main long-term debt issuances in 2012 are set out below:

a)       Abroad

Company	Date	Amount	Maturity	Description
PifCo	Feb/12	7,000	2015, 2017, 2021 and 2041	Global notes issued in the amounts of US$ 1,250, US$ 1,750, US$ 2,750 and US$1,250 with 2.875% p.a., 3.500% p.a., 5.375% p.a. and 6.750% p.a. coupon, respectively.
PNBV	Apr/12 to Jun/12	1,879	2018, 2019 and 2023	Financing in the amount of US$1,879 obtained from Morgan Stanley Bank , JP Morgan Chase, Citibank International PLC, and HSBC Bank PLC - Libor + market interest.
PNBV	Aug/12 to Sep/12	1,500	2019	Financing in the amount of US$1,500 obtained from Export Development Canadá and HSBC Holdings PLC - Libor + market interest.
PGT BV	Sep/12	1,500	2017 and 2018	Financing in the amount of US$1,500 obtained from Banco do Brasil S/A and Citibank N.A. - Libor + market interest.
PGT BV	Oct/12 to Dec/12	1,500	2017 and 2018	Financing in the amounts of US$1,000 and US$500 obtained from Bank of America and Standard Chartered - Libor + market interest.
PGF BV	Oct/12	2,580	2019 and 2023	Global notes issued in the amounts of € 1,300 and € 700 with 3.25% p.a. and 4.25% p.a. coupon, respectively.
PGF BV	Oct/12	726	2029	Global notes issued in the amounts of £ 450 with 5.375% p.a.
		16,685

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

b)    In Brazil

Company	Date	Amount	Maturity	Description
Fundo de Investimento Imobiliário RB Logística	Jan/12	235	2023,2026 and 2028	Issuance of real state credit notes for the construction of a laboratory and an administrative building - IPCA + average spread of 5.3% p.a.
Fundo de Investimento Imobiliário FCM	May/12	254	2025 and 2032	Issuance of real state credit notes for the construction of the assets of Porto Nacional and Porto Cruzeiro do Sul projects - IPCA + 4.0933% p.a. and 4.9781%p.a.
Petrobras	Jul/12 to Sep/12	2,080	2015 and 2022

Financing obtained from BNDES to be used on the modernization of the domestic refining facilities and other infrastructure projects, as well as research and development projects and modernization and expansion of the technology park.

Petrobras	Nov/12 to Dec/12	347	2015, 2024 and 2026

Financing obtained from BNDES to be used on the modernization of the domestic refining facilities, construction of a regasification terminal for natural gas and deployment of industrial unit for the production of nitrogen fertilizers.

		2,916

15.6 Funding – Outstanding balance

a)   Abroad

		Amount in US$ million
Company	Financial Institution	Available (Line of Credit)	Used	Balance
PNBV	Citibank International PLC	686	549	137
PNBV	HSBC Bank PLC	1,000	173	827
Petrobras	Japan Bank for International Cooperation (JBIC)	600	-	600
Petrobras	The Bank of Tokyo-Mitsubishi UFJ, Ltd (BTMU) *	400	-	400

  (*) Japan Bank for International Cooperation (JBIC) will provide partial guarantees whether the line of credit is used.

b)     In Brazil

Company	Financial Institution	Available (Line of Credit)	Used	Balance
Transpetro(*)	BNDES, Banco do Brasil and Caixa Econômica Federal - CEF	4,896	619	4,277
PB-LOG	BNDES	543	139	404
Petrobras	BNDES	5,077	2,427	2,650
Liquigas	BNDES	56	41	15

(*)Purchase and sale agreements of 49 vessels and 20 convoys were signed with six Brazilian shipyards in the amount of US$ 5,440, which 90% is financed by BNDES, Banco do Brasil and Caixa Econômica Federal – CEF.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

15.7 Guarantees

Petrobras is not required to provide guarantees to financial institutions. Certain BNDES loans are secured by the assets being financed.

The loans obtained by Special Purpose Entities (SPE) are guaranteed by the project assets, as well as a lien on credit rights and shares of the SPEs.

16 Leases

16.1 Future Minimum Lease Payments / Receipts – Finance Leases

	2012
	Minimum receipts	Minimum payments
2013	188	21
2014 - 2017	725	87
2018 and thereafter	2,066	171
Estimated lease receipts/payments	2,979	279
Interest expense (annual)	(1,383)	(175)
Present value of the lease receipts/payments	1,596	104
Current	60	18
Non-current	1,536	86
At December 31, 2012	1,596	104
Current	120	44
Non-current	1,518	98
At December 31, 2011	1,638	142

16.2 Future Minimum Lease Payments - Operating leases

2012
2013	16,723
2014-2017	35,313
2018 and thereafter	29,549
At December 31, 2012	81,585
At December 31, 2011	55,513

During 2012 the Company paid US$ 10,389 for operating lease installments, recognized as a period expense.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

17 Related parties

The Company carries out commercial transactions with its subsidiaries, special purpose entities and associates at normal market prices and market conditions. At December 31, 2012 and December 31, 2011, no losses were recognized on the balance of related party accounts receivable.

17.1 Transactions with jointly controlled entities, associates, government entities and pension funds

The balances of significant transactions are set out in the table below:

	2012		2011
	Assets	Liabilities	Assets	Liabilities
Jointly controlled entities and associates	780	597	826	417
Gas distributors	446	216	467	189
Braskem and its subsidiaries	152	109	87	71
Other associates and jointly controlled entities	182	272	272	157
Government entities and pension funds	24,433	34,907	22,881	36,284
Government bonds	18,086	-	14,120	-
Banco do Brasil S.A. (BB)	968	4,409	1,566	6,302
Judicial deposits (CEF and BB)	2,668	-	1,835	-
Receivables from the Electricity sector (Note 17.2)	1,937	-	1,958	-
Petroleum and alcohol account - Receivables from Federal government (Note 17.3)	409	-	444	-
BNDES	3	23,425	4	21,799
Caixa Econômica Federal (CEF)	-	4,043	2,735	4,363
Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP)	-	1,936	-	2,063
Federal government - Dividends and Interest on Capital	-	478	-	597
Petros (Pension fund)	-	163	-	188
Others	362	453	219	972
	25,213	35,504	23,707	36,701

The classification of the transactions and their carrying amounts are set out below:

	2012		2011
	Assets	Liabilities	Assets	Liabilities
Current assets	20,354		17,130
Cash and cash equivalents	8,518		6,439
Marketable securities	10,428		8,948
Trade and other receivables, net	1,371		1,672
Other current assets	37		71
Non-current	4,859		6,577
Petroleum and alcohol account - Receivables from Federal government (Note 17.3)	409		444
Marketable securities	134		3,006
Judicial deposits	2,668		1,835
Other non-current assets	1,648		1,292
Current liabilities		5,298		6,224
Current debt		1,448		2,519
Dividends Payable		1,196		985
Other current liabilities		2,654		2,720
Non-Current Liabilities		30,206		30,477
Non-current debt		30,013		30,273
Other non-current liabilities		193		204
	25,213	35,504	23,707	36,701

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

17.2 Receivables from the electricity sector

At December 31, 2012, the Company had a total amount of US$ 1,937 (US$ 1,958 at December, 31, 2011) of receivables from the Brazilian electricity sector, of which US$ 1,640 were classified as non-current assets after negotiations held during the year.

The Company supplies fuel to thermoelectric power plants located in the northern region of Brazil, which are direct or indirect subsidiaries of Eletrobras, the Federal Government electric energy company. Part of the costs for supplying fuel to these thermoelectric power stations is borne by the Fuel Consumption Account (Conta de Consumo de Combustível - CCC), managed by Eletrobras.

The Company also supplies fuel to Independent Power Producers (Produtores Independentes de Energia - PIE), which are companies created for the purpose of generating power exclusively for Amazonas Distribuidora de Energia S.A. - AME, a direct subsidiary of Eletrobras. The payment of amounts related to the fuel supplied is borne by AME, which transfers funds to the Independent Power Producers.

The balance of these receivables at December 31, 2012 was US$ 1,723 (US$ 1,715 at December 31, 2011), of which US$ 1,451 was past due (US$ 1,415 at December 31, 2011).

The Company has been using all available resources in order to recover these receivables and, following negotiations, Petrobras received US$ 494 on October 1, 2012 from AME.

The Company also has electricity supply contracts with AME signed in 2005 by its subsidiary Breitener Energética S.A., which, pursuant to the terms of the agreements, are considered a financial lease of the two thermoelectric power plants. The contracts determine the power plants be returned to AME at the end of the agreement period with no residual value (20-year term). The balance of these receivables was US$ 214 (US$ 243 at December, 31, 2011) none of which was overdue.

17.3 Petroleum and Alcohol accounts - Receivables from Federal Government

At December 31, 2012, the balance of receivables related to the Petroleum and Alcohol accounts was US$ 409 (US$ 444 at December 31, 2011). Pursuant to Provisional Measure 2,181 of August 24, 2001, the Federal Government may settle this balance by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both options.

The Company has provided all the information required by the National Treasury Secretariat (Secretaria do Tesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Federal Government.

Following several negotiation attempts at the administrative level, the Company decided to file a lawsuit in July 2011 related to collect the receivables.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

17.4 Compensation of employees and officers

The criteria for compensation of employees and officers are established based on the current labor legislation and the Company’s policies related to Positions, Salaries and Benefits.

The compensation of employees (including those occupying managerial positions) and officers in the month of December 2012 and December 2011 were:

Amounts refer to monthly compensation in U.S. dollars	2012	2011
Compensation per employee
Lowest compensation	1,118.64	1,102.12
Average compensation	5,631.54	5,799.06
Highest compensation	33,233.06	36,743.69
Compensation per officer of Petrobras (highest)	41,415.24	44,253.39

Petrobras’ key management compensation (which comprises salaries and other short-term benefits) during 2012 was US$ 6.0 (US$ 7.3 in 2011, referring to seven officers and nine board members). At December 31, 2012 the Company had seven officers and ten board members.

In 2012 the compensation of board members and officers for the consolidated Petrobras group amounted to US$ 29 (US$ 26.8 in 2011).

As established in Brazilian Federal Law 12,353/2010, the Board of Directors of Petrobras is now composed of ten members, after the employees’ representative was confirmed in the Annual General Meeting of March 19, 2012.

18 Provision for decommissioning costs

Non-current liabilities	2012	2011
Opening balance	4,712	3,904
Revision of provision	5,226	1,365
Use by Payment	(286)	(284)
Accrual of interest	134	125
Others	4	63
Cumulative translation adjustment	(349)	(461)
Closing balance	9,441	4,712

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

19 Taxes

19.1 Taxes and contributions

Current assets	2012	2011
Taxes In Brazil:
ICMS (VAT)	1,542	1,698
PIS/COFINS (Taxation on Revenues)	2,279	2,743
CIDE	23	77
Income taxes	1,255	1,528
Other taxes	193	225

	5,292	6,271
Taxes Abroad	280	577
	5,572	6,848

Non-current assets
Taxes In Brazil:
Deferred ICMS (VAT)	903	1,172
Deferred PIS and COFINS (Taxation on Revenues)	4,051	3,488
Others	252	241
	5,206	4,901
Taxes Abroad	17	11
	5,223	4,912
Current liabilities
Taxes In Brazil:
ICMS (VAT)	1,488	1,161
PIS/COFINS (Taxation on Revenues)	491	309
CIDE	17	254
Production Taxes	2,624	2,741
Withholding income taxes	565	443
Current income taxes	281	179
Other taxes	360	349
	5,826	5,436
Taxes abroad	302	411
	6,128	5,847

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

19.2 Deferred income taxes - non-current

Income taxes in Brazil comprise corporate income tax (IRPJ) and social contribution on net income (CSLL). Brazilian statutory corporation tax rates are 25% and 9%, respectively.

The nature of deferred income taxes recognized and the scheduling of the estimated timing of the reversal are set out in the tables below.

a)      Changes in deferred income taxes

	Property, Plant & Equipment
	Exploration costs for the extraction of crude oil and natural gas	Others	Trade and Other Receivables / Payables, loans and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Interest on Capital	Others	Total
Balance at December 31, 2010	(10,020)	(1,611)	(1,112)	(673)	298	426	505	453	32	(11,702)
Recognized in profit or loss for the year	(2,388)	(1,289)	472	(110)	88	(21)	203	80	(634)	(3,599)
Recognized in shareholders’ equity	-	-	-	24	-	-	-	-	(28)	(4)
Cumulative translation adjustment	1,032	594	73	83	(32)	(35)	(74)	(60)	(45)	1,536
Others	2	103	142	(168)	(19)	(27)	-	-	308	341
Balance at December 31, 2011	(11,374)	(2,203)	(425)	(844)	335	343	634	473	(367)	(13,428)
Recognized in profit or loss for the year	(2,327)	(1,284)	961	217	59	10	(119)	595	(366)	(2,254)
Recognized in shareholders’ equity	-	-	-	-	-	-	-	-	64	64
Cumulative translation adjustment	1,038	341	24	77	(76)	(213)	(48)	(18)	(191)	934
Others	(14)	35	1	(38)	28	969	-	-	15	996
Balance at December 31, 2012	(12,677)	(3,111)	561	(588)	346	1,109	467	1,050	(845)	(13,688)

							Deferred tax assets			4,287
							Deferred tax liabilities			(17,715)
							Balance at December 31, 2011			(13,428)

							Deferred tax assets			5,526
							Deferred tax liabilities			(19,213)
							Balance at December 31, 2012			(13,687)

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

b)      Timing of reversal of  deferred income taxes

Management considers that the deferred tax assets will be recovered as provisions are settled and future events occur, both based on estimates that have been made.

The estimated recovery / reversal dates of net deferred tax assets (liabilities) recoverable (payable) is set out in the table below:

	Deferred income tax
	Assets	Liabilities

2013	1,926	1,623
2014	464	1,291
2015	530	1,238
2016	496	1,124
2017	959	1,497
2018	165	1,215
2019	121	1,086
2020 and thereafter	865	10,139
Deferred tax credits recognized	5,526	19,213
Deferred tax credits not recognized	2,122	-
Total	7,648	19,213

At December 31, 2012, the Company had unused tax credits, for which no deferred tax assets have been recognized, in the amount of US$ 2,122 (US$ 833 at December 31, 2011) resulting from net operating tax losses mainly from oil and gas exploration and production activities in the United States in the amount of US$ 1,329 (US$ 639 at December 31, 2012)  subject to a 20-year statute of limitations from the recognition of the losses based on the date the losses were recognized.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

19.3 Reconciliation between tax expense and accounting profit

A numerical reconciliation between tax expense and the product of “income before income taxes” multiplied by the applicable statutory corporation tax rates is set out in the table below:

	2012	2011	2010
Income before taxes	14,493	26,724	27,274
Income taxes computed based on Brazilian Statutory Corporation Tax Rates (34%)	(4,928)	(9,089)	(9,272)

Adjustments between Income Taxes based on Statutory Rates and on the Effective Tax Rate:
· Tax benefits from the deduction of interest on capital from income	1,612	2,123	1,985
· Results of Companies abroad subject to different tax rates	335	422	339
· Tax incentives	58	220	89
· Carry-forward of tax losses	(341)	(345)	(47)
· Non-deductible expenses, net*	(559)	(268)	(119)
· Tax credits of companies abroad in the exploration stage	(2)	-	(18)
· Others	263	205	218
Income taxes expense	(3,562)	(6,732)	(6,825)
Deferred income taxes	(2,254)	(3,599)	(3,286)
Current income taxes	(1,308)	(3,133)	(3,539)
	(3,562)	(6,732)	(6,825)
Effective Tax Rate	24.6%	25.2%	25.0%

* It includes share of profit of equity-accounted investments.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

20 Employee benefits (Post-Employment)

The carrying amounts of employee benefits (post-employment) are set out below:

	2012	2011
Liabilities
Pension benefits	3,009	2,697
Medical benefits	7,054	6,942
	10,063	9,639
Current	788	761
Non-current	9,275	8,878

The current balance relates to an estimate of the payments to be made in the next 12 months.

20.1 Pension plans in Brazil - Defined benefit and variable contribution

Fundação Petrobras de Seguridade Social (Petros) was established by Petrobras as a nonprofit legal entity under private law with administrative and financial autonomy.

a)      Petros Plan - Fundação Petrobras de Seguridade Social

The Petros plan was established by Petrobras in July 1970 as a defined-benefit pension plan to provide post-retirement benefits for employees of the Company and its Brazilian subsidiaries in order to complement government social security benefits. The Petros Plan has been closed to new participants since September 2002.

Petros contracts with an independent actuary to perform an annual actuarial review of its costs using the capitalization method for most benefits. The employers (sponsors) make regular contributions in amounts equal to the contributions of the participants (active employees, assisted employees and retired employees), on a parity basis.

In the event an eventual deficit is determined, participants of the plan and employers (sponsors) shall cover this deficit, pursuant to Brazilian Law (Constitutional Amendment 20/1998 and Complementary Law 109/2001), on the basis of their respective proportions of regular contributions made to the plan during the year in which the deficit arose.

At December 31, 2012, the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008 comprise a balance of US$ 3,073, including US$ 185 related to interest expense due in 2013. The TCF are due in 20 years, with 6% p.a. semiannual coupon payments based on the updated balance. The carrying amount of US$ 2,923 related to crude oil and oil products pledged as security for the TFC are presented within inventories and replaced the long-term National Treasury Notes that were previously held as collateral in July 2012.

The employers' expected contributions to the plan for 2013 are US$ 450.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

b)   Petros Plan 2 - Fundação Petrobras de Seguridade Social

Petros Plan 2 was established in July 2007 by the Company as a variable contribution plan recognizing past service costs for contributions for the period (from August 2002 to August 29, 2007) in which the Petros Plan was closed and the participants did not have a pension plan, or for those admitted during this period. The plan is open to new participants although there will no longer be payments relating to past service costs.

Certain elements of the Petros Plan 2 have defined benefit characteristics, primarily the coverage of disability and death risks, the guarantee of a minimum defined benefit and annuity. These actuarial commitments are treated as defined benefit components of the plan and are accounted for by applying the projected unit credit method. Contributions paid for actuarial commitments that have defined contribution characteristics are recognized in profit or loss and are intended to constitute a reserve for programmed retirement. The contributions for the portion of the plan with defined contribution characteristics were US$ 309 in 2012.

The defined benefit portion of the contributions has been suspended from July 1st, 2012 to June 30, 2013, as decided by the Deliberative Council of Petros, based on advice from by the actuarial consultants from Fundação Petros. Therefore, the entire contributions are being appropriated in the individual accounts of plan participants.

For 2013 the employers' expected contributions to the defined-benefit portion of the plan are US$ 361.

20.2 Pension plans abroad - Defined benefit

The Company also sponsors pension plans of certain of its international subsidiaries, with defined contribution characteristics, including those in Argentina, Japan and other countries. Most of these plans are funded and their assets are held in trusts, foundations or similar entities governed by local regulations. The Company paid US$ 8 in 2012 as contributions to these plans.

20.3 Pension Plans assets

Pension plans assets follow a long term investment strategy to meet the assessed risk profile of each different class of asset and provide for diversification to lower portfolio risk. The portfolio must comply with the Brazilian National Monetary Council regulations. Portfolio targets for the period between 2013 and 2017 are 40% to 60% in fixed-income securities, 30% to 45% in variable-income securities, 3% to 8% in real estate, up to 15% in loans to participants, 4% to 12% in structured finance projects and up to 3% in investments abroad.

The hierarchy of the fair values of the pension plan assets is set out below.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	2012					2011
Class of Asset	Prices quoted on an active market (Level 1)	Valuation supported by observable prices (Level 2)	Valuation without use of observable prices (Level 3)	Total fair value (Levels 1, 2 and 3)%		Total fair value (Levels 1, 2 and 3)%
Fixed income	9,906	2,963	-	12,869	46%	12,474	47%
Corporate bonds	-	2,894	-	2,894		3,772
Government bonds	9,906	-	-	9,906		8,614
Other investments	-	69	-	69		88
Variable income	8,004	1,695	2,942	12,641	46%	12,102	46%
Common and Preferred Shares	8,004	-	-	8,004		6,943
Private Equity funds	-	1,169	2,941	4,110		5,081
Other investments	-	526	1	527		78
Real Estate Properties	-	-	1,355	1,355	5%	959	4%
				26,865	97%	25,535	97%
Loans granted to Participants				819	3%	768	3%
				27,684	100%	26,303	100%

At December 31, 2012, the investments include Petrobras’ common and preferred shares in the amount of US$ 355 and US$ 237, respectively, and real estate properties rented by the Company in the amount of US$ 174.

Loans to participants are measured at amortized cost, which is considered to be an appropriate estimate of fair value.

The real rate of return on investment expected, based on market expectations, is 5.56% p.a. for variable-income securities and structured investments, 3.75% p.a. for fixed-income securities and 4.02% p.a. for real estate properties and 6.0% p.a. for loans granted to participants, resulting in an average return of 4.6% p.a.

20.4 Medical Benefits: Health Care Plan - Assistência Multidisciplinar de Saúde (“AMS”)

Petrobras and its subsidiaries operate a medical benefit plan for employees in Brazil (active and inactive) and their dependents: the AMS health care plan. The plan is managed by the Company and the employees make fixed monthly contributions to cover high-risk procedures and variable contributions for a portion of the cost of other procedures, as established in the contribution table of the plan based on certain parameters, such as salary levels. The plan includes assistance towards the purchase of certain medicines in certain registered drugstores throughout Brazil.

There are no assets held as collaterals for the plan. Benefits are paid and recognized by the Company as incurred by the participants.

20.5 Net actuarial liabilities and expenses calculated by independent actuaries and fair value of plans assets

 Information regarding defined benefit plans, in Brazil and abroad, has been consolidated for presentation purposes as the actuarial assumptions are similar and total assets and liabilities regarding pension plans abroad are not significant.

All pension plans have deficits (excess of benefit liabilities over plan assets).

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

a)      Movement in the actuarial liabilities, in the fair value of the assets and in the amounts recognized in the statement of financial position

	2012				2011
	Pension plan				Pension plan
	Defined benefit	Variable contribution	Medical plan	Total	Defined benefit	Variable contribution	Medical plan	Total
Movement in the present value of benefit obligation

Benefit obligation at the beginning of the year	33,092	781	8,250	42,123	33,154	440	8,269	41,863
Interest cost:
· Terms of Financial Commitment	302	-	-	302	362	-	-	362
· Actuarial	3,263	85	894	4,242	3,338	50	926	4,314
Current service cost	195	226	146	567	199	200	146	545
Benefits paid	(1,176)	(3)	(364)	(1,543)	(1,228)	(2)	(365)	(1,595)
Actuarial (Gains) / Losses	6,109	(233)	223	6,099	1,405	189	307	1,901
Others	13	23	1	37	5	1	-	6
Cumulative translation adjustment	(3,107)	(71)	(719)	(3,897)	(4,143)	(97)	(1,033)	(5,273)
Benefit obligation at the end of the year	38,691	808	8,431	47,930	33,092	781	8,250	42,123

Movement in the fair value of plan assets

Plan assets at the beginning of the year	26,130	174	-	26,304	27,197	137	-	27,334
Expected return on plan assets	3,067	26	-	3,093	3,303	21	-	3,324
Contributions: Employers and Plan Participants	454	49	364	867	489	38	365	892
Amounts received relating to the Terms of Financial Commitment	164	-	-	164	173	-	-	173
Benefits paid	(1,176)	(3)	(364)	(1,543)	(1,228)	(2)	(365)	(1,595)
Actuarial Gains / (Losses)	1,105	6	-	1,111	(530)	-	-	(530)
Others	9	8	-	17	3	-	-	3
Cumulative translation adjustment	(2,311)	(18)	-	(2,329)	(3,276)	(22)	-	(3,298)
Plan assets at the end of the year	27,442	242	-	27,684	26,131	172	-	26,303

Amounts recognized in the statement of financial position

Present value of funded obligations	38,691	808	-	39,499	33,092	781	-	33,873
(-) Fair value of the plan assets	(27,442)	(242)	-	(27,684)	(26,131)	(172)	-	(26,303)
Deficit of funded plans	11,249	567	-	11,816	6,961	609	-	7,570
Present value of unfunded obligations	-	-	8,431	8,431	-	-	8,250	8,250
Unrecognized actuarial gains/(losses)	(9,155)	28	(1,428)	(10,555)	(5,094)	(256)	(1,449)	(6,799)
Unrecognized past service cost	(34)	(45)	(12)	(91)	(50)	(56)	(17)	(123)
Cumulative translation adjustment	398	1	63	462	550	33	158	741
Net actuarial obligations at December 31	2,458	551	7,054	10,063	2,367	330	6,942	9,639

Movement in net actuarial obligations

Balance at January 1	2,370	327	6,942	9,639	2,707	171	7,074	9,952
(+) Costs incurred during the year	727	284	1,080	2,091	410	218	1,102	1,730
(-) Employee Contributions	(265)	(22)	(363)	(650)	(285)	(21)	(365)	(671)
(-) Payments relating to the Terms of Financial Commitment	(164)	-	-	(164)	(171)	-	-	(171)
Other	1	-	(1)	-	12	1	-	13
Cumulative translation adjustment	(211)	(38)	(604)	(853)	(306)	(39)	(869)	(1,214)
Balance at December 31	2,458	551	7,054	10,063	2,367	330	6,942	9,639
	3,009				2,697

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

b)      Actuarial expenses, net

	2012				2011				2010
	Pension Plan				Pension Plan				Pension Plan
	Defined benefit	Variable contribution	Medical plan	Total	Defined benefit	Variable contribution	Medical plan	Total	Defined benefit	Variable contribution	Medical plan	Total
Current service cost	195	226	146	567	199	200	146	545	230	59	112	401
Interest cost:
· Terms of Financial Commitment	302	-	-	302	362	-	-	362	289	-	-	289
· Actuarial	3,263	85	894	4,242	3,338	50	926	4,314	2,691	33	755	3,479
Expected return on plan assets	(3,067)	(26)	-	(3,093)	(3,303)	(21)	-	(3,324)	(2,540)	(15)	-	(2,555)
Amortization of actuarial (gains) / losses	218	10	37	265	4	2	28	34	2	1	-	3
Contributions: Employers	(197)	(30)	-	(227)	(204)	(17)	-	(221)	(210)	-	-	(210)
Past service cost	12	4	3	19	14	5	2	21	13	4	2	19
Others	1	15	-	16	-	(1)	-	(1)			1	1
Net costs for the year	727	284	1,080	2,091	410	218	1,102	1,730	475	82	870	1,427

Related to active employees:
Included in the cost of sales	222	125	227	574	131	91	212	434	105	42	168	315
Operating expense recognized in profit or loss	139	154	182	475	66	122	180	368	79	39	113	231
Related to retired employees	366	5	671	1,042	213	5	710	928	291	1	589	881
Net costs for the year	727	284	1,080	2,091	410	218	1,102	1,730	475	82	870	1,427

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

c)       Difference between estimated and actual amounts incurred

The differences between estimated and actual amounts incurred in the last four years are set out in the table below:

	2012	2011	2010	2009
Pension plan gains/(losses)
Experience adjustments on pension plan liabilities	3,347	(67)	71	(219)
Experience adjustments on pension plan assets	1,061	(472)	1,198	1,966

Medical plan gains/(losses)
Experience adjustments on medical plan liabilities	1,654	704	248	381

d)         Changes in assumed medical costs

The effect of a 100 basis points (bps) change in the assumed discount rate and medical cost trend rate is as set out below:

	Discount Rate				Medical Cost
	Pension Benefits		Medical Benefits		Medical Benefits
	+100 bps	-100 bps	+100 bps	-100 bps	+100 bps	-100 bps

Pension Obligation	(4,874)	6,184	(1,022)	1,258	1,370	(1,105)
Current Service cost and interest cost	2,538	3,098	(131)	163	182	(140)

e)        Significant actuarial assumptions used by the independent actuary

	2012	2011

Discount rate	Inflation: 5.40% to 4.11% p.a (1) + Interest (2): 3.75% p.a (2a)/3.81% p.a(2b)	Inflation 5.6% to 4.34% p.a + Interest: 5.58% p.a (2)
Salary growth rate	Inflation: 5.40% to 4.11% p.a(1) + 2.105% p.a(3a) / 3.370% p.a(3b)	Inflation 5.6% to 4.34% p.a. + 2.080% to 3.188% p.a
Expected return rate from the pension plan assets	-	Inflation 5.6% p.a. + interest: 6.49% p.a.
Turnover rate of medical plans	0.700% p.a (4)	0.652% p.a (4)
Turnover rate of pension plans	Null	Null
Variance assumed in medical and hospital costs	11.74% to 4.11%p.a (5)	8.96% to 4.34%p.a (5)
Mortality table	AT 2000 sex specific. 30% smoothing coefficient - female(6)	AT 2000, sex specific
Disability table	TASA 1927 (7)	TASA 1927 (7)
Mortality table for disabled participants	Winklevoss, sex specific - 20% smoothing coefficient (8)	AT 49, sex specific

(1)   Expected inflation curve based on market expectations: 5.40% and 5.50% for 2013 and 2014, respectively and flat at 4.11% afterwards (based on the Company’s average scenario)

 (2)  The Company uses a methodology for computing an equivalent real interest rate based on the term structure of long-term government bonds with the longest maturities, considering the maturity profile of the pension and medical benefits obligations.

(2a) Petros Plan – Petrobras Group and Petros Plan 2

(2b) AMS Plan

(3a) Petros Plan – Petrobras Group

(3b) Petros Plan 2

(4)    Average turnover which varies according to age and time of service. Except for BR (1.603%) and Liquigas (7.640%) in 2012.

(5)   Decreasing rate for medical and hospital costs indexed to the long-term projected inflation for the next 30 years.

(6)   Except for Petros Plan 2, which was based on AT 2000 (80% male + 20% female) Mortality Table.

(7)   Except for Petros Plan 2, which was based on Álvaro Vindas disability table (2012) and Adjusted Zimmermann (2011).

(8)   Except for Petros Plan 2, which was based on AT49 Male Mortality Table for disabled.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

20.6 Other defined contribution plans

Petrobras, through its subsidiaries in Brazil and abroad, also sponsors defined contribution employee retirement plans. Contributions paid in 2012, in the amount of US$ 6 were recognized in profit or loss.

21 Profit sharing

Profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Department of Coordination and Governance of State-Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and by the Ministry of Mines and Energy, and are computed based on the consolidated income before profit sharing and non-controlling interests.

The company has recognized a profit sharing liability in the amount of US$ 524 (US$ 867 in 2011) pursuant to these regulations.

Profit sharing benefits for key management are subject to approval at the Annual General Meeting for 2013, in accordance with articles 41 and 56 of the Company’s bylaws and Brazilian Federal regulations.

22 Shareholders’ equity

22.1 Share capital

At December 31, 2012, subscribed and fully paid share capital was US$ 107,362, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Capital increase with reserves in 2012

The Extraordinary General Meeting, held jointly with the Annual General Meeting on March 19, 2012, approved a capital increase through capitalization of a portion of the profit reserve relating to tax incentives, recognized in 2011 in the amount of US$ 7 (in compliance with article 35, paragraph 1, of Ordinance 2,091/07 of the Ministry for National Integration), without issue of new shares (pursuant to article 169, paragraph 1, of Law 6,404/76). Share capital increased from US$ 107,355 to US$ 107,362.

Capital increase with reserves in 2013

A proposal will be made to the Extraordinary General Meeting, to be held jointly with the Annual General Meeting in 2013 to increase capital through capitalization of a portion of the profit reserve for tax incentives established in 2012, of US$ 9. Share capital will increase from US$ 107,362 to US$ 107,371.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

22.2 Additional paid in capital

a) Incremental costs directly attributable to the issue of new shares

These include any transaction costs directly attributable to the issue of new shares, net of taxes. The amount of US$ 279, net of taxes, relating to incremental costs directly attributable to the global offering of new shares was recognized in 2010.

b) Change in interest in subsidiaries

These include any excess of amounts paid/received over the carrying value of the interest acquired/disposed. Changes in ownership interest in subsidiaries that do not result in loss of control of the subsidiary are equity transactions.

22.3 Profit reserves

a)          Legal reserve

The legal reserve represents 5% of the net income for the year, calculated pursuant to article 193 of the Brazilian Corporation Law.

b)      Statutory reserve

The statutory reserve is appropriated by applying a minimum of 0.5% of the year-end share capital and is retained to fund technology research and development programs. The balance of this reserve may not exceed 5% of the share capital, pursuant to article 55 of the Company’s bylaws.

c)    Tax incentives reserve

Government grants are recognized in profit or loss and are appropriated from retained earnings to the tax incentive reserve in the shareholders’ equity pursuant to article 195-A of Brazilian Corporation Law. This reserve may only be used to offset losses or increasing share capital.

In 2012, government grants of US$ 9 related to reinvestments, using income taxes benefits, for the development of the Northeast of Brazil (Superintendências de Desenvolvimento do Nordeste – SUDENE) and the Amazon region (SUDAM) were appropriated from profit or loss.

d) Profit retention reserve

Profit retention reserve shields funds intended for capital expenditures, primarily in oil and gas exploration and development activities, included in the capital budget of the Company, pursuant to article 196 of the Brazilian Corporation Law.

A retention of US$ 4,864, of which US$ 4,858 from 2012 profit and US$ 6 appropriated from retained earnings, was allocated to the annual investment program in the 2013 capital budget, which will be proposed and voted at the 2013 Annual General Meeting.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

22.4 Accumulated other comprehensive income

a)        Cumulative translation adjustment

This account comprises all exchange differences arising from the translation of the consolidated financial statements from the functional currency into the presentation currency, recognized as cumulative translation adjustments (CTA) within Accumulated other comprehensive income.

b)        Other comprehensive income

This account comprises gains or losses arising from measurement at fair value of available-for-sale financial assets and cash flow hedges.

22.5 Dividends

Shareholders are entitled to receive minimum mandatory dividends (and/or interest on capital) of 25% of the adjusted net income for the year proportional to the number of common and preferred shares, pursuant to Brazilian Corporation Law.

Preferred shares have priority in case of capital returns and dividend distribution, which is based on the higher of 3% of the preferred shares’ net book value, or 5% of the preferred share capital.

Dividends for 2012 of US$ 4,499 are to be voted at the 2013 Annual General Meeting and are consistent with the rights granted to preferred shares in the bylaws of the Company and to the minimum mandatory dividend for common shares. Dividends proposed for 2012 represent 44.73% of the adjusted net income in Brazilian Reais (adjusted in accordance with Brazilian Corporation Law), as 3% of the book value of shareholders’ equity regarding preferred shares stake was higher than the minimum mandatory dividend (25% of the adjusted net income for the year).

An equal amount of dividends for common and preferred shares was proposed and approved in 2011 and represented 38.25% of the adjusted net income in Brazilian Reais, as 3% of the book value of shareholders’ equity regarding preferred shares stake was higher than the minimum mandatory dividend.

Dividends proposed for 2012 comprise interest on capital of US$ 4,499 and were approved by the Board of Directors, as set out below:

				Common Share		Preferred Share
Payment	Date of approval by Board of Directors	Date of Record	Date of Payment	Amount	Amount per Share (Pre-Tax)	Amount	Amount per Share (Pre-Tax)	Total Amount
1st payment of interest on capital	04.27.2012	05.11.2012	05.31.2012	817	0.11	615	0.11	1,432
2nd payment of interest on capital	02.04.2013			983	0.13	2,084	0.37	3,067
				1,800	0.24	2,699	0.48	4,499

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Interim distributions of interest on capital in 2012 will be deducted from the distribution to be made at the close of fiscal year 2012 and indexed based on the SELIC rate from the date of payment to December 31, 2012. The remaining amount of interest on capital will be indexed based on the SELIC rate from December 31, 2012 to the date of payment, which will be voted at the 2013 Annual General Meeting.

Interest on capital is subject to a withholding income tax rate of 15%, except for shareholders that are declared immune or exempt, pursuant to Law 9,249/95. Interest on capital is a form of dividend distribution, which is deductible for tax purposes in Brazil and is included in the dividend distribution for the year, as established in the Company’s bylaws. The tax credit from the deduction of interest on capital is recognized in profit or loss. An amount of US$ 1,530 was recognized in 2012 (US$ 2,064 in 2011) relating to tax benefits from the deduction of interest on capital. For accounting purposes, shareholders’ equity is reduced in a manner similar to a dividend, pursuant to CVM Deliberation 207/96.

22.6 Earnings per Share

	2012	2011
Net income atributable to Shareholders of Petrobras	11,034	20,121
Weighted average number of common and preferred shares in issue	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share (US$ per share)	0.85	1.54

23 Sales revenues

	2012	2011	2010

Gross sales revenue	176,714	183,022	151,297
Sales taxes	(32,611)	(37,107)	(30,845)
Sales revenues	144,103	145,915	120,452

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

24 Other operating expenses, net

	2012	2011	2010

Pension and medical benefits	(1,042)	(928)	(881)
Unscheduled stoppages and pre-operating expenses	(856)	(901)	(350)
Institutional relations and cultural projects	(777)	(884)	(339)
Inventory write-down to net realizable value (market value)	(742)	(643)	(694)
Losses / Gains on legal and administrative proceedings	(716)	131	(1,031)
Expenses related to collective bargaining agreement	(444)	(430)	(364)
Expenditures on health, safety and environment	(289)	(474)	(207)
Impairment	(137)	(369)	(38)
Government Grants	385	378	212
Expenditures/reimbursements from operations in E&P partnerships	268	10	26
Others	165	127	(129)

	(4,185)	(3,983)	(3,965)

25 Expenses by nature

	2012	2011	2010
Raw material / products purchased	(61,856)	(57,274)	(43,952)
Production taxes	(16,083)	(16,228)	(11,547)
Employee Benefits	(12,071)	(12,207)	(10,364)
Depreciation, depletion and amortization	(11,119)	(10,535)	(8,308)
Changes in inventories	724	5,278	214
Freight, rent, third-party services and other related costs	(20,572)	(23,451)	(15,740)
Exploration expenditures written off (includes dry wells and signature bonuses)	(2,847)	(1,480)	(1,215)
Taxes expenses	(386)	(460)	(509)
Losses / Gains on legal and administrative proceedings	(716)	131	(1,031)
Institutional relations and cultural projects	(777)	(884)	(339)
Unscheduled stoppages and pre-operating expenses	(856)	(901)	(350)
Expenditures on health, safety and environment	(289)	(474)	(207)
Inventory write-down to net realizable value (market value)	(742)	(643)	(694)
Impairment	(137)	(369)	(38)
	(127,727)	(119,497)	(94,080)

Cost of sales	(107,534)	(99,595)	(77,145)
Selling expenses	(4,927)	(5,346)	(4,863)
General and Administrative expenses	(5,034)	(5,161)	(4,441)
Exploration costs	(3,994)	(2,630)	(2,168)
Research and development expenses	(1,143)	(1,454)	(989)
Other taxes	(386)	(460)	(509)
Other operating expenses, net	(4,185)	(3,984)	(3,965)
Profit sharing	(524)	(867)	(996)
	(127,727)	(119,497)	(94,080)

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

26 Net finance income (expense)

	2012	2011	2010
Foreign exchange and inflation indexation charges net debt (*)	(3,327)	(2,918)	260
Expenses on debt	(5,152)	(4,866)	(4,070)
Income from investments and marketable securities	1,716	2,948	1,273
Financial result on net debt	(6,763)	(4,836)	(2,537)

Capitalized borrowing costs	3,807	4,403	3,156
Gains (losses) on derivatives	(52)	(215)	5
Interest income from marketable securities	919	286	369
Other finance expense and income, net	404	(39)	(2)
Other exchange and indexation charges, net	(241)	477	560
Finance income (expenses), net	(1,926)	76	1,551

Finance income (expenses), net
Income	3,659	3,943	2,535
Expenses	(2,016)	(1,424)	(1,784)
Foreign exchange and inflation indexation charges, net	(3,569)	(2,443)	800
	(1,926)	76	1,551

(*) It includes indexation charges on debt in local currency indexed to the U.S. dollar.

27 Provisions for Legal Proceedings, Contingent Liabilities and Contingent Assets

The Company is a defendant in numerous legal proceedings involving tax, civil, labor, corporate and environmental issues. Based on legal advice and management’s best estimates, the Company reviews whether it is probable that an outflow of resources embodying economic benefits will be required to set the obligations.

27.1 Provisions for legal proceedings

Provisions are recognized when there is a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Significant proceedings, for which the Company has recognized a provision, mainly include: (i) withholding of income taxes for securities issued outside Brazil; (ii) losses and damages resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party; and (iii) fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

In addition, the Federal Public Attorney’s Office and the Public Attorney’s Office of the State of Paraná filed lawsuits against Petrobras demanding compensation for moral damages, financial damages and environmental recovery due to oil spillages: (i) in Terminal São Francisco do Sul – Refinaria Presidente Vargas, on July 16, 2000, for which a provision was recognized in 2011 and its updated amount at December 2012 is US$ 34; and (ii) in the Araucária – Paranaguá pipeline (OLAPA), at the headwaters of Rio do Meio, in the town of Morretes – State of Paraná, on February 16, 2001. This legal proceeding resulted in a settlement agreement signed on April 26, 2012, for which a provision was recognized in March, 2012 in the amount of US$ 52, US$ 46 of which were paid in May, 2012 and US$ 6 are still recognized as a provision, in order to support the expenses to recover the area.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The Company has provisions for legal proceedings, in the amounts set out below:

Non-current liabilities	2012	2011
Labor claims	336	194
Tax claims	341	354
Civil claims	514	480
Environmental Claims	63	44
Other claims	11	16
	1,265	1,088

	2012	2011
Opening Balance	1,088	964
Additional provisions	647	293
Amounts used during the year (payment)	(440)	(130)
Accretion expense	99	43
Others	(129)	(82)
Closing Balance	1,265	1,088

27.2 Judicial Deposits

Judicial deposits made in connection with legal proceedings and guarantees are set out in the table below according to the nature of the corresponding lawsuits:

	2012	2011
Non-current assets
Labor	869	641
Tax	1,435	1,112
Civil	320	271
Environmental	69	52
Others	3	4
	2,696	2,080

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

27.3 Contingent Liabilities

Contingent liabilities for which the likelihood of loss is considered to be possible are not recognized in the financial statements but are disclosed unless the expected outflow of resources embodying economic benefits is considered remote.

The estimated contingent liabilities regarding legal proceedings which the likelihood of loss is considered to be possible is set out in the table below.

Estimates
Tax	24,737
Civil	2,419
Labor	1,298
Environmental	325
Others	4
28,783

A brief description of the nature of the main contingent liabilities (tax and civil) are set out in the tables below.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

a)  Tax Proceedings

Description of tax proceedings	Estimate

Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Deduction of expenses from the renegotiation of the Petros Plan from the calculation basis of income tax (IRPJ) and social contribution (CSLL) and penalty charged.
Current status: Awaiting the hearing of an appeal at the administrative level.	2,124
2) Profits of subsidiaries and associates domiciled abroad in the years of 2005, 2006, 2007 and 2008 not included in the calculation basis of IRPJ and CSLL.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,661
3) Deduction from the calculation basis of IRPJ and CSLL of expenses incurred in 2007 related to employee benefits and Petros.
Current status: This claim is being disputed at the administrative level.	804
4) Withhold income tax (IRRF) and Contribution of Intervention in the Economic Domain (CIDE) over remittances for payment of platforms' affreightment.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which
the Company is taking legal actions to ensure its rights.	4,458
5) Non payment of CIDE on imports of naphtha.
Current status: This claim is being discussed at the administrative level.	1,722
6) Non-payment of CIDE in the period from March 2002 until October 2003 in transactions with distributors and service stations that were holders of judicial injunctions that determined the sale of gas without the gross-up of such tax.
Current status: Awaiting the hearing of an appeal in the Higher Chamber of Tax Appeals (CSRF).	713
7)Non-payment of tax on financial operations (IOF) over intercompany loans.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,763
8) Withhold income tax (IRRF) over remittances abroad for payment of petroleum imports.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,871

Plaintiff: State Finance Department of Rio de Janeiro
9) ICMS on exit operations of liquid natural gas (LNG) without issuance of tax document by the main establishment.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which
the Company is taking legal actions to ensure its rights.	1,392
10) Dispute over ICMS tax levy in operations of sale of aviation jet fuel, as Decree 36,454/2004 was declared as unconstitutional.
Current status: This claim is being disputed at the administrative level and the Company has presented its defense.
793

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Description of tax proceedings	Estimate

Plaintiff: State Finance Department of São Paulo
11) Dispute over ICMS tax levy on the importing of a drilling rig – temporary admission in São Paulo and clearance in Rio de Janeiro and a fine for breach of accessory obligations.
Current status: One of the legal proceedings is in its administrative stage and the other one was submitted
to judicial dispute, in which the Company has obtained a favorable decision.	2,084

Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha,
Vitória and Maragogipe.
12) Failure to withhold and collect tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo, despite Petrobras having made the withholding and payment of these taxes to the municipalities where the respective service providers are established, in accordance with
Complementary Law No. 116/03.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which
the Company is taking legal actions to ensure its rights.	929

Plaintiff: State Finance Departments of Rio de Janeiro and Sergipe
13) Use of ICMS tax credits on the purchase of drilling bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which
the Company is taking legal actions to ensure its rights.	462
14) Other tax proceedings	3,961

Total for tax proceedings	24,737

b) Civil Proceedings – General

Description of civil proceedings	Estimate

Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP
1) Dispute on differences in the payment of special participation charge in fields of the Campos Basin.
In addition, the plaintiff is claiming fines for alleged non-compliance with minimum exploratory programs. Administrative proceedings are in course in connection with alleged irregularities in the platforms' measurement system.
Current status: This claim involves processes in different administrative and judicial stages, in which the
Company is taking legal actions to ensure its rights.	910
2) Other civil proceedings	1,509

Total for civil proceedings	2,419

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

c)    Other Proceedings

Plaintiff: Porto Seguro Imóveis Ltda.

On August 28, 2012, the Superior Court (STJ), unanimously upheld the special appeal filed by Petrobras, dismissing the plaintiff's claims. Porto Seguro Imóveis Ltda., a former minority shareholder of Petroquisa, filed a lawsuit related to alleged losses suffered as a result of the disposal of Petroquisa's interest in various petrochemical companies included in the National Privatization Program. Based on the aforementioned decision, the possibility of an outflow of resources related to this contingent liability, in the amount of US$ 3,996 was reassessed as remote.

27.4 Joint Ventures – Frade field

In November 2011, there was an oil spillage in the Frade field operated by Chevron Brasil, located in the Campos basin. Chevron Brasil, Chevron Latin America Marketing LLC and Transocean Brasil Ltda are being sued for US$ 10 billion in environmental damages by the federal public attorney’s office. Transocean Brasil Ltda. operated the rig at Frade at the time of this spillage.

In April 2012, a new lawsuit was filed by the Federal Public Attorney’s Office against Chevron and Transocean, due to new leaks on the seabed of the Frade field. In this suit the Federal Public Attorney’s Office pleads to a further US$ 10 billion as compensation for damages.

The assessment by the Company’s lawyers is that the amounts claimed are not reasonable and are disproportionately high in relation to the extent of the damages caused. In the second lawsuit, as the oil was not identified on the surface, the existence of any actual damage to the community is inconceivable.

Although the Company is not being sued, due to its 30% ownership interest in the Frade consortium, Petrobras may be contractually obliged to pay 30% of the total contingencies related to the incidents that occurred in the Frade field. In the event Chevron is held legally responsible, Petrobras may be contractually subject to the payment of up to 30% of the costs of the damages.

27.5 Contingent assets

27.5.1 Recovery of maintenance/replacement costs – Barracuda & Caratinga

In 2006, Petrobras, as representative of Barracuda & Caratinga Leasing Company B.V. (BCLC),  pursuant to the provisions of EPC Contract, submitted a matter for arbitration in New York against Kellog, Brown & Root, Inc – KBR, demanding payment of indemnification in the amount of approximately US$ 220 million plus interest for the costs of monitoring and replacing defective stud bolts and anchor bolts incurred on subsea oilfield flowlines in the Barracuda and Caratinga field, under the contractual guarantee period as well as costs and expenses of the arbitration.

On September 21, 2011, the arbitration court awarded BCLC, as pleaded in the arbitration, the full amount of US$ 166 (R$ 339 million, as the damages were incurred in this currency) and condemned KBR to pay almost the entirety costs incurred by Petrobras in the arbitration, including internal costs, legal fees and other arbitration costs. After the decision, the Company recognized the amount of US$ 166 as a non-current asset.

In December 2012, Halliburton, as KBR guarantor, negotiated with BCLC to pay US$ 218, in order to settle the arbitration. This amount was paid on January 11, 2013.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

27.5.2 Recovery of PIS and COFINS

Petrobras and its subsidiaries filed a civil suit against the Federal Government claiming to recover, through offsetting, amounts paid as taxes on financial revenue and exchange gains (PIS) in the period between February 1999 and November 2002 and COFINS between February 1999 and January 2004 claiming that paragraph 1 of article 3 of Law 9,718/98 is unconstitutional.

On November 9, 2005, the Federal Supreme Court declared such paragraph as unconstitutional.

On November 18, 2010, the Superior Court of Justice upheld the claim filed by Petrobras in 2006 to recover the COFINS for the period from January 2003 to January 2004. Petrobras then recognized the amount of US$ 290 as recoverable taxes in its non-current assets.

At December 31, 2012, the Company had US$ 1,084 related to this lawsuit that are not yet recognized in the financial statements due to the lack of final favorable decision.

27.5.3 Legal proceeding in the United States - P-19 and P-31

In 2002, Braspetro Oil Service Company (Brasoil) and Petrobras obtained  a favorable decision  in related lawsuits filed before U.S. courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company in which they were seeking to obtain (since 1997 and regarding Brasoil) a judicial order exempting them from their payment obligations under the performance bond related to platforms P- 19 and P-31, and seeking reimbursement from Petrobras for any amounts for which they could ultimately be held liable in the context of the execution proceedings of such performance bond.

 On July 21, 2006, the U.S. courts issued an executive decision, conditioning the payment of the amounts owed to Brasoil to a definitive dismissal of the legal proceedings involving identical claims that are currently in course before Brazilian courts.

Brasoil, Petrobras and the insurance companies already pleaded the dismissal of the Brazilian legal proceedings but their definitive dismissal is awaiting the hearing of an appeal filed by the platforms’ shipbuilding company before the Superior Court for Non-Constitutional Matters (STJ).

In 2012 the Company intensified actions taken, in an attempt to settle this lawsuit. The amount of damages pleaded is of approximately US$ 245.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

28 Natural Gas Purchase Commitments

Petrobras has entered into an agreement with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) to purchase 201.9 billion m3 of natural gas during the term of the agreement and to purchase minimum annual volume commitment at a price calculated based on a formula comprising the price of fuel oil. The agreement is valid until 2019, renewable until the total volume commitment has been consumed.

At December 31, 2012, the minimum purchase commitment from 2013 to 2019 is approximately 61.5 billion m3 of natural gas, equivalent to 24.06 million m3 per day, which corresponds to an estimated amount of US$ 17.9 billion.

29 Guarantees for concession agreements for petroleum exploration

The Company has guarantees for the Minimum Exploration Programs established in the concession agreements for exploration of areas by the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (“ANP”) in the total amount of US$ 3,134, of which US$ 2,753 are still in force, net of commitments that have been undertaken. The guarantees comprise crude oil from previously identified producing fields, pledged as security, with a value of US$ 1,563 and bank guarantees in the amount of US$ 1,190.

30 Risk management and derivative instruments

The Company is exposed to a variety of risks arising from its operations: market risk (including price risk related to crude oil and oil products, foreign exchange risk and interest rate risk), credit risk and liquidity risk.

30.1 Risk management

The objective of the overall risk management policy of the Company is to achieve an appropriate balance between growth, increased return on investments and risk exposure level, which can arise from its normal activities or from the context within which the Company operates, so that, through effective allocation of its physical, financial and human resources it may achieve its strategic goals.

Risk management is carried out by a Financial Integration Committee set up by the Executive Board to evaluate and establish guidelines for measuring, monitoring, and managing the risks periodically and to support the Board decisions. This Committee is always composed of the executive managers of the finance department. Executive managers of different business areas are convened to discuss specific matters.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

30.2 Market risk

30.2.1 Risk management of price risk (related to crude oil and oil products)

Petrobras does not use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs.

Derivatives are used as hedging instruments to manage the price risk of certain transactions carried out abroad, which are usually short-term transactions similar to commercial transactions.

The main risk management techniques used by the Company to manage price risk of crude oil and oil products, in the transactions carried out abroad are operating Cash Flow at Risk (CFAR), Value at Risk (VAR) and Stop Loss.

a)             Notional amount, fair value and guarantees of crude oil and oil products derivatives

	Notional value (in thousand of bbl)*		Fair value recognized**		Maturity
Statement of financial position	2012	2011	2012	2011

Future Contracts	(3,380)	(6,217)	(18)	18	2013 / 2014
Purchase commitments	16,500	30,193
Sale commitments	(19,880)	(36,410)

Options Contracts	(2,050)	(2,130)	(1.49)	(2.53)	2013

Call	(1,080)	(730)	(1)	(2)
Long position	3,204	6,728
Short position	(4,284)	(7,458)

Put	(970)	(1,400)	(0.49)	(0.53)
Long position	2,029	3,990
Short position	(2,999)	(5,390)

Forward contracts	-	275	-	-	2012
Long position	-	275	-	-

Total recognized in other current assets and liabilities			(19.49)	15.47

* Negative notional values (in bbl) represent short positions.

** Negative fair values were recognized as liabilities and positive fair values as assets.

Finance income	2012	2011
Loss recognized in profit or loss for the period	(103)	(199)

Guarantees given as collateral	2012	2011
Generally consist of deposits	103	90

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

b)  Sensitivity analysis of crude oil and oil products derivatives

The probable scenario is the fair value at December 31, 2012. The stressed scenarios consider price changes of 25% and 50% on the risk variable, respectively, comparatively to December 31, 2012.

Crude Oil and Oil Products	Risk	Probable Scenario at 12.31.2012	Stressed Scenario (Δ 25%)	Stressed Scenario (Δ 50%)
	Derivative (Brent prices increase)	(21)	(156)	(291)
Brent	Inventories (Brent prices decrease)	17	151	286
		(4)	(5)	(5)

	Derivative (Diesel prices decrease)	(2)	(50)	(97.4)
Diesel	Inventories (Diesel prices increase)	-	49	96.9
		(2)	(1)	(0.5)

	Derivative (Freight costs decrease)	-	(0.5)	(1)
Freight	Inventories (Freight costs increase)	0.5	0.5	1
		0.5	-	-

	Derivative (Gasoline prices increase)	(2.0)	(2.9)	(4)
Gasoline	Inventories (Gasoline prices decrease)	1.5	2.4	4
		(0.5)	(0.5)	-

	Derivative (Naphtha prices decrease)	(0.5)	(4.9)	(9.8)
Naphtha	Inventories (Naphtha prices increase)	1.0	5.4	10.3
		0.5	0.5	0.5

	Derivative (Fuel Oil prices increase)	-	(67)	(134)
Fuel Oil	Inventories (Fuel Oil prices decrease)	(3)	63	129
		(3)	(4)	(5)

	Derivative (WTI prices decrease )	6	28	51
WTI	Inventories (WTI prices increase)	(6)	(29)	(53)
		-	(1)	(2)

c)    Embedded derivatives – sale of ethanol

The Company entered into an ethanol sales agreement on a price formula set when the contract was signed. The selling price of each ethanol cargo is based on the prices of two distinct references: ethanol and naphtha.

Since the market price of naphtha is not directly proportional to the cost or the market value of ethanol, a portion of the sales agreement, related to the derivative instrument, was measured at fair value (Level 3) through profit or loss (as finance income), separately from the rest of the agreement. The Company has measured the fair value of this agreement based on the difference between the spreads for naphtha and ethanol.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The notional value, fair value and the sensitivity analysis of the swap are presented below:

				Sensitivity analysis at 12.31.2012
		Fair Value		Risk	Probable Scenario*	Stressed Scenario (Δ 25%)	Stressed Scenario (Δ 50%)
Forward Contract	Notional value (in thousand of m³)	2012	2011
Long position				Decrease in spread Naphtha x Ethanol
(maturity in 2015)	663	36	26		(3)	(32)	(66)

The probable scenario was computed based on the difference between the future contracts of ethanol and naphtha expiring on March 31, 2013.

Finance Income	2012	2011
Gain (loss) recognized in profit or loss for the period	10	(31)

The price of ethanol on the Brazilian market (ESALQ) is used in the agreement. The stress scenarios were computed based on the future prices of ethanol and naphtha on the Chicago Board of Trade (CBOT) on the last working day of the reporting period.

30.2.2 Foreign exchange risk management

The Company is exposed to foreign exchange risk from recognized assets and liabilities, arising from the volatility of currency markets.

Petrobras seeks to identify and manage foreign exchange risk in an integrated manner, by recognizing and creating “natural hedges”, benefiting from the correlation between income and expenses. To mitigate short-term exchange risk exposure arising from transactions involving income and expenses in different currencies, the Company can use a natural hedge by choosing in which currency to hold cash, such as Brazilian Real, US dollar or another currency.

Foreign exchange risk is managed based on the net exposure and reviewed periodically to support the Executive Board. The Company can use derivative instruments to hedge certain liabilities, minimizing foreign exchange exposure.

a)  Main transactions and future commitments hedged by foreign exchange derivatives

Swap Contracts

Yen vs. Dollar

The Company entered into a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen. The Company does not intend to settle these contracts before the maturity. The relationship between the derivative and the loan qualify as cash flow hedge and hedge accounting is applied.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The effective portion of changes in fair value, assessed on a quarterly basis, are recognized in accumulated other comprehensive income, in the shareholders’ equity and reclassified to profit or loss in the periods when the hedged item affects profit or loss.

b)      Notional value, fair value and guarantees

	Notional value (in million)		Fair Value
Statement of financial position	2012	2011	2012	2011

Cross Currency Swap (maturity in 2016)			76	130
Long Position (JPY) - 2.15% p.a.	JPY 35,000	JPY 35,000	434	494
Short Position (USD) - 5.69% p.a.	USD 298	USD 298	(358)	(364)

Swap (maturity in 2012)			-	17
Long Position - USD		USD 127	-	128
Short Position - R$ CDI		BRL 199	-	(111)

U.S. dollar forward (short position)	USD1,077	USD 87	0.5	(2)

Total recognized in assets and liabilities			76.5	145

Finance result and shareholders' equity			2012	2011
Gain recognized in profit or loss for the period			41	15
Gain recognized in shareholders' equity			7	4

Margin is not required for the operations the Company has entered into, related to foreign currency derivatives.

c) Sensitivity analysis for foreign exchange risk on financial instruments

The Company has assets and liabilities subject to foreign exchange risk. The main exposure involves the Brazilian Real, relative to the U.S. dollar. Foreign exchange risk arises on financial instruments that are denominated in a currency other than the Brazilian Real. Assets and liabilities of foreign subsidiaries, denominated in a currency other than the Brazilian Real are not included in the sensitivity analysis set out below when transacted in a currency equivalent to their respective functional currencies.

The probable scenario, computed based on external data, as well as the stressed scenarios (a 25% and a 50% change in the foreign exchange rates) are set out below:

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Exposure in 12.31.2012	Risk	Probable Scenario*	Stressed Scenario (Δ of 25%)	Stressed Scenario (Δ of 50%)
Financial Instruments (Assets)	4,114		37	1,029	2,057
Financial Instruments (Liabilities)	(44,426)	Dollar	(398)	(11,106)	(22,213)
Forward Derivative (Short Position)	(1,077)		(14)	(269)	(538)
	(41,389)		(375)	(10,346)	(20,694)

Financial Instruments (Assets)	-		-	-	-
Financial Instruments (Liabilities)	(1,125)	Yen	(48)	(281)	(562)
Cross-currency Swap	406		(1)	112	222
	(719)		(49)	(169)	(340)

Financial Instruments (Assets)	3,157	Euro	(94)	789	1,578
Financial Instruments (Liabilities)	(8,038)		239	(2,010)	(4,019)
	(4,881)		145	(1,221)	(2,441)

Financial Instruments (Assets)	859	Pound Sterling	(14)	215	429
Financial Instruments (Liabilities)	(2,555)		40	(639)	(1,277)
	(1,696)		26	(424)	(848)

Financial Instruments (Assets)	382	Peso	(14)	95	191
Financial Instruments (Liabilities)	(1,211)		45	(303)	(605)
	(829)		31	(208)	(414)

	(49,514)		(222)	(12,368)	(24,737)

* The probable scenario was computed based on the following changes for March, 31, 2013: Real x Dollar – a 0.9% appreciation of the Dollar relative to the Real / Dollar x Yen – a 4.53% appreciation of the Yen / Dollar x Euro: a 2.98% depreciation of the Euro / Dollar x Pound Sterling: a 1.57% depreciation of the Pound Sterling / Dollar x Peso: a 3.87% depreciation of the Peso. The data were obtained from the Focus Report of the Central Bank of Brazil and from Bloomberg.

Foreign exchange exposure is not considered significant, as the impact of foreign exchange depreciation / appreciation does not jeopardize the liquidity of the Company in the short term due to the balance between liabilities, assets, revenues and future commitments in foreign currency, since most of its debt mature in the long term.

30.2.3 Interest rate risk management

The Company is mainly exposed to interest rate risk related to changes in the LIBOR rate, arising from debt issued in foreign currency and to changes in the Brazilian long-term interest rate (TJLP), arising from debt issued in Brazilian Real. An increase in interest rates causes a negative impact in the Company's finance expense and its financial position.

The Company considers that exposure to interest rate risk does not cause a significant impact and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain companies of the Petrobras group.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

a) Main transactions and future commitments hedged by interest rate derivatives

Swap contracts

Floating-to-fixed swap ( LIBOR USD) vs. Fixed rate (USD)

The Company entered into an interest rate swap, in order to exchange a floating interest rate for a fixed rate, aiming at eliminating the mismatch between the cash flows of assets and liabilities from investment projects. The Company does not intend to settle the operation before the maturity date, and therefore, adopted hedge accounting for the relationship between the finance debt and the derivative.

Other positions held are set out in the table below.

b) Notional value, fair value, guarantees and sensitivity analysis for interest rate derivatives

	Notional value (in million)		Fair Value
Statement of financial position	2012	2011	2012	2011

Swaps (maturity in 2020)
Short Position	USD 460	USD 478	(42)	(36)

Swaps ( maturity in 2015)			(1)	(1.5)
Long Position - Euribor	EUR 15	EUR 20	0.5	0.5
Short Position - 4.19% Fixed rate	EUR 15	EUR 20	(1.5)	(2)

Total recognized in other assets and liabilities			(43)	(37.5)

Finance result and shareholders' equity	2012	2011
Loss recognized in profit or loss for the period	(0.5)	-
Loss recognized in shareholders' equity	(9)	(22)

Interest Rate Derivatives	Risk	Probable Scenario*	Stressed Scenario (Δ of 25%)	Stressed Scenario (Δ of 50%)
HEDGE (Derivative - Swap)	Libor decline	(44)	(3)	(12)
Debt	Libor increase	44	3	12
Net Effect		-	-	-

HEDGE (Derivative - Swap)	Euribor decline	-	0.5	-
Debt	Euribor increase	-	(0.5)	-
Net Effect		-	-	-

*The probable scenario was computed based on LIBOR futures.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Margin is not required for the operations the Company has entered into, related to interest rate derivatives.

30.3 Credit risk

Petrobras is exposed to the credit risk arising from commercial transactions and from cash management, related to financial institutions and to credit exposure to customers. Credit risk is the risk that a customer or financial institution will fail to pay amounts due, relating to outstanding receivables or to financial investments, guarantees or deposits with financial institutions.

Credit risk management in Petrobras is a portion of its financial risk management, which is performed by the Company’s officers, under a policy of corporate risk management. The Credit Commissions are, each, composed of executive Managers for Risk Management, Finance and Commercial Department.

The purpose of the Credit Commissions is to analyze credit management issues, relating to granting and managing credit; to encourage integration between the units that compose the Credit Commissions; and to identify recommendations to be applied in the units involved or to be submitted to the appreciation of higher jurisdictions.

The credit risk management policy is part of the Company’s global risk management policy and aims at reconciling the need for minimizing exposure to credit risk and maximizing the result of commercial and financial transactions, through an efficient credit analysis process and efficient credit granting and management processes.

The Company manages credit risk by applying quantitative and qualitative parameters that are appropriate for each of the market segments in which it operates.

The Company’s commercial credit portfolio is much diversified and the credits granted are divided between clients from the domestic market and from foreign markets.

Credit granted to financial institutions is spread among the major international banks rated by the international rating agencies as Investment Grade and highly-rated Brazilian banks.

The maximum exposure to credit risk is represented mainly by the balance of accounts receivable and derivative financial instruments outstanding.

30.4 Liquidity risk

The Company's liquidity risk is represented by the possibility of a shortage of funds, cash or another financial asset in order to settle its obligations on the established dates.

The liquidity risk management policy adopted by the Company provides that the maturity of its debt continues to be lengthen, exploring the funding opportunities available in the domestic market and being significantly active in the international capital markets by broadening the investor’s base in fixed income.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Petrobras finances its working capital through a centralized cash management for the group and by assuming short-term debt, which is usually related to commercial transactions, such as export credit notes and advances on foreign exchange contracts. Investments in non-current assets are financed through long-term debt, such as bonds issued in the international market, funding from credit bureaus, financing and pre payment of exports, development banks in Brazil and abroad, and lines of credit with national and international commercial banks.

A maturity analysis of the long-term debt, including face value and interest payments is set out in the table below:

Maturity
2013	11,164
2014	8,891
2015	12,023
2016	18,245
2017	12,935
2018	18,823
2019 and thereafter	53,987
Balance at December 31, 2012	136,068
Balance at December 31, 2011	122,284

30.5 Financial investments (derivative financial instruments)

Operations with derivatives are, both in the domestic and foreign markets, earmarked exclusively for the exchange of indices of the assets that comprise the portfolios, and their purpose is to provide flexibility to the managers in their quest for efficiency in the management of short-term financial assets.

The market values of the derivatives held in the exclusive investment funds at December 31, 2012 are set out below:

Contract	Number of Contracts	Notional value	Fair value	Maturity

Future DI (Interbank Deposit)			1	2013 to 2015
Long position	117,174	5,323	0.5
Short position	(164,166)	(7,373)	0.5
Future dollar			-	2013
Long position	110	5	(0.5)
Short position	(331)	(17)	0.5
Swap			1	2014
Long Position	-	198	4
Short Position	-	(198)	(3)

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

31 Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows. The fair values of cash and cash equivalents, trade accounts receivable, short term debt and trade accounts payable are the same as their carrying values. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts.

At December 31, 2012, the estimated fair value for the Company’s long term debt was US$ 93,701 and was computed based on the prevailing market rates for operations that  have similar nature, maturity and risk to the contracts recognized and it may be compared to the carrying amount of US$ 88,484.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

	Fair value measured based on
	Prices quoted on active market (Level 1)	Valuation technique supported by observable prices (Level 2)	Valuation technique without use of observable prices (Level 3)	Total Fair value recorded

Assets
Marketable securities	10,461	-	-	10,461
Commodity derivatives	-	-	36	36
Foreign currency derivatives	0.5	76	-	76.5
Financial Investment Derivatives	2	-	-	2
Balance at December 31, 2012	10,463.5	76	36	10,575.5
Balance at December 31, 2011	11,922	130	26	12,078

Liabilities
Commodity derivatives	(19)	-	-	(19)
Interest derivatives	(43)	-	-	(43)
Balance at December 31, 2012	(62)	-	-	(62)
Balance at December 31, 2011	(57)	(2)	-	(57)

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

32 Insurance

The Company’s insurance policies involve acquiring insurance to cover assets that might lead to material negative impacts in the shareholders’ equity (in the case of an eventual damage), as well as risks subject to legal or contractual mandatory insurance. The remaining risks are subject to self-insurance and Petrobras intentionally assumes the entire risk by abstaining from contracting insurance. The Company assumes a significant portion of its risk, by including franchises that may reach an amount equivalent to US$ 80 in its insurance policies.

The risk assumptions adopted are not part of the audit scope of the financial statements audit and therefore were not examined by independent auditors.

The main information concerning the insurance coverage outstanding at December 31, 2012 is set out below:

Assets	Types of coverage	Amount insured

Facilities, equipments inventory and products inventory	Fire, operational risks and engineering risks	146,642

Tankers and auxiliary vessels	Hulls	2,982

Fixed platforms, floating production systems and offshore drilling units	Oil risks	29,516
Total		179,140

Petrobras does not have loss of earnings insurance or insurance related to well control and pipeline networks in Brazil.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

33 Segment Information

Consolidated Statement of Income per Business Area - 2012

	2012
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	74,714	116,710	11,803	455	40,712	17,929	-	(118,220)	144,103
Intersegments	73,871	37,950	1,288	365	878	3,868	-	(118,220)	-
Third parties	843	78,760	10,515	90	39,834	14,061	-	-	144,103
Cost of sales	(33,622)	(130,088)	(9,621)	(481)	(36,997)	(14,082)	-	117,357	(107,534)
Gross profit (loss)	41,092	(13,378)	2,182	(26)	3,715	3,847	-	(863)	36,569
Income (expenses)	(5,448)	(4,075)	(1,080)	(102)	(2,290)	(1,886)	(4,937)	149	(19,669)
Selling, administrative and general expenses	(494)	(3,052)	(967)	(64)	(2,235)	(922)	(2,376)	149	(9,961)
Exploration costs	(3,613)	-	-	-	-	(381)	-	-	(3,994)
Research and development expenses	(540)	(228)	(36)	(34)	(2)	-	(303)	-	(1,143)
Other taxes	(53)	(66)	(57)	(1)	(12)	(111)	(86)	-	(386)
Other operating expenses, net	(748)	(729)	(20)	(3)	(41)	(472)	(2,172)	-	(4,185)
Income / (loss) before financial results and income taxes	35,644	(17,453)	1,102	(128)	1,425	1,961	(4,937)	(714)	16,900
Net finance income (expense)	-	-	-	-	-	-	(1,926)	-	(1,926)
Share of profit of equity-accounted investments	(1)	(104)	193	(27)	1	(14)	(5)	-	43
Profit sharing	(178)	(142)	(18)	(1)	(40)	(14)	(131)	-	(524)
Income / (loss) before income taxes	35,465	(17,699)	1,277	(156)	1,386	1,933	(6,999)	(714)	14,493
Income taxes	(12,057)	5,981	(367)	44	(472)	(1,147)	4,213	243	(3,562)
Net income (Loss)	23,408	(11,718)	910	(112)	914	786	(2,786)	(471)	10,931
Net income attributable to:
Shareholders of Petrobras	23,406	(11,718)	861	(112)	914	719	(2,565)	(471)	11,034
Non-controlling interests	2	-	49	-	-	67	(221)	-	(103)
	23,408	(11,718)	910	(112)	914	786	(2,786)	(471)	10,931

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income per Business Area - 2011

	2011
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	74,117	118,630	9,738	320	44,001	16,956	-	(117,847)	145,915
Intersegments	73,601	38,146	1,304	288	731	3,777	-	(117,847)	-
Third parties	516	80,484	8,434	32	43,270	13,179	-	-	145,915
Cost of sales	(32,883)	(122,897)	(5,698)	(351)	(40,347)	(12,933)	-	115,514	(99,595)
Gross profit (loss)	41,234	(4,267)	4,040	(31)	3,654	4,023	-	(2,333)	46,320
Income (expenses)	(4,198)	(4,194)	(1,519)	(134)	(2,459)	(1,901)	(4,809)	179	(19,035)
Selling, administrative and general expenses	(489)	(3,306)	(1,038)	(66)	(2,403)	(928)	(2,456)	179	(10,507)
Exploration costs	(2,182)	-	-	-	-	(448)	-	-	(2,630)
Research and development expenses	(743)	(280)	(69)	(30)	(5)	-	(327)	-	(1,454)
Other taxes	(48)	(53)	(97)	(1)	(24)	(113)	(124)	-	(460)
Other operating expenses, net	(736)	(555)	(315)	(37)	(27)	(412)	(1,902)	-	(3,984)
Income / (loss) before financial results and income taxes	37,036	(8,461)	2,521	(165)	1,195	2,122	(4,809)	(2,154)	27,285
Net finance income (expense)	-	-	-	-	-	-	76	-	76
Share of profit of equity-accounted investments	44	(98)	238	15	5	24	2	-	230
Profit sharing	(271)	(194)	(34)	(1)	(66)	(29)	(272)	-	(867)
Income / (loss) before income taxes	36,809	(8,753)	2,725	(151)	1,134	2,117	(5,003)	(2,154)	26,724
Income taxes	(12,495)	3,025	(845)	56	(360)	(926)	4,145	668	(6,732)
Net income (Loss)	24,314	(5,728)	1,880	(95)	774	1,191	(858)	(1,486)	19,992
Net income attributable to:
Shareholders of Petrobras	24,326	(5,718)	1,862	(95)	774	1,179	(721)	(1,486)	20,121
Non-controlling interests	(12)	(10)	18	-	-	12	(137)	-	(129)
	24,314	(5,728)	1,880	(95)	774	1,191	(858)	(1,486)	19,992

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income per Business Area - 2010

	2010
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	54,273	97,936	8,492	272	37,282	13,519	-	(91,322)	120,452
Intersegments	54,031	32,539	1,001	238	718	2,795	-	(91,322)	-
Third parties	242	65,397	7,491	34	36,564	10,724	-	-	120,452
Cost of sales	(25,201)	(91,170)	(6,232)	(273)	(34,078)	(10,565)	-	90,374	(77,145)
Gross profit (loss)	29,072	6,766	2,260	(1)	3,204	2,954	-	(948)	43,307
Income (expenses)	(3,316)	(3,594)	(1,412)	(70)	(2,057)	(1,860)	(4,793)	167	(16,935)
Selling, administrative and general expenses	(452)	(2,924)	(1,036)	(40)	(1,976)	(875)	(2,141)	140	(9,304)
Exploration costs	(1,485)	-	-	-	-	(683)	-	-	(2,168)
Research and development expenses	(440)	(216)	(73)	-	(5)	(1)	(254)	-	(989)
Other taxes	(124)	(68)	(30)	(1)	(17)	(119)	(150)	-	(509)
Other operating expenses, net	(815)	(386)	(273)	(29)	(59)	(182)	(2,248)	27	(3,965)
Income / (loss) before financial results and income taxes	25,756	3,172	848	(71)	1,147	1,094	(4,793)	(781)	26,372
Net finance income (expense)	-	-	-	-	-	-	1,551	-	1,551
Share of profit of equity-accounted investments	-	192	181	(6)	4	(13)	(11)	-	347
Profit sharing	(317)	(223)	(39)	-	(70)	(28)	(319)	-	(996)
Income / (loss) before income taxes	25,439	3,141	990	(77)	1,081	1,053	(3,572)	(781)	27,274
Income taxes	(8,641)	(1,015)	(275)	24	(371)	(254)	3,429	278	(6,825)
Net income (Loss)	16,798	2,126	715	(53)	710	799	(143)	(503)	20,449
Net income attributable to:
Shareholders of Petrobras	16,874	2,088	736	(53)	710	730	(527)	(503)	20,055
Non-controlling interests	(76)	38	(21)	-	-	69	384	-	394
	16,798	2,126	715	(53)	710	799	(143)	(503)	20,449

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated assets by Business Area - 12/31/2012

	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Current assets	6,565	20,362	3,610	117	3,176	3,517	27,382	(6,935)	57,794
Non-current assets	145,233	71,096	24,844	1,131	4,954	15,218	11,743	(368)	273,851
Long-term receivables	5,120	4,582	1,715	16	1,852	2,233	7,955	(368)	23,105
Investments	80	2,897	1,160	860	15	937	157	-	6,106
Property, plant and equipment	102,779	63,463	21,585	255	2,733	10,882	3,204	-	204,901
Intangible assets	37,254	154	384	-	354	1,166	427	-	39,739

At December 31, 2012	151,798	91,458	28,454	1,248	8,130	18,735	39,125	(7,303)	331,645

Consolidated assets by Business Area - 12/31/2011

Current assets	5,617	21,966	2,509	128	4,241	4,410	32,990	(7,269)	64,592
Non-current assets	135,496	62,364	25,136	1,161	3,697	15,017	12,787	(336)	255,322
Long-term receivables	4,140	4,217	1,626	17	716	2,913	9,169	(336)	22,462
Investments	12	3,362	1,152	859	45	999	101	-	6,530
Property, plant and equipment	90,633	54,629	21,968	285	2,510	9,871	3,022	-	182,918
Intangible assets	40,711	156	390	-	426	1,234	495	-	43,412
At December 31, 2011	141,113	84,330	27,645	1,289	7,938	19,427	45,777	(7,605)	319,914

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income per International Business Area

	2012
	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total
Statement of income

Sales revenues	5,369	8,989	601	5,184	-	(2,214)	17,929
Intersegments	3,834	2,194	38	16	-	(2,214)	3,868
Third parties	1,535	6,795	563	5,168	-	-	14,061
Income before financial results, profit sharing and income taxes	2,438	(407)	132	73	(291)	16	1,961
Net income attributable to shareholders of Petrobras	1,317	(400)	121	70	(403)	14	719

	2011
	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total

Statement of income

Sales revenues	5,148	8,510	543	4,972	-	(2,217)	16,956
Intersegments	3,808	2,142	23	27	-	(2,223)	3,777
Third parties	1,340	6,368	520	4,945	-	6	13,179
Income before financial results, profit sharing and income taxes	2,379	(136)	115	80	(304)	(12)	2,122
Net income attributable to shareholders of Petrobras	1,331	(128)	158	67	(237)	(12)	1,179

	2010
	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total
Statement of income

Sales revenues	3,738	7,498	548	4,125	-	(2,390)	13,519
Intersegments	2,990	2,142	44	33	-	(2,414)	2,795
Third parties	748	5,356	504	4,092	-	24	10,724
Income before financial results, profit sharing and income taxes	1,217	43	70	5	(233)	(8)	1,094
Net income attributable to shareholders of Petrobras	863	52	85	5	(267)	(8)	730

	Exploration	Refining,	Gas
	and	Transportation	&
Total Assets	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total
Consolidated assets per International Business Area
At December 31, 2012	15,080	2,404	759	1,085	1,580	(2,173)	18,735
At December 31, 2011	14,585	3,393	929	1,007	1,819	(2,306)	19,427

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

34 Subsequent events

Funding – PGT

On January 28, 2013 Petrobras Global Trading B.V. (PGT), an indirect subsidiary of Petrobras, signed a financing agreement in the amount of US$ 500. The agreement carries an interest rate of 6-month Libor rate + 1.95% p.a. and pays semi-annual coupons.

35 Information Related to Guaranteed Securities Issued by Subsidiaries

35.1 Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A. - Petrobras has fully and unconditionally guaranteed the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

35.2 Petrobras International Finance Company - PiFCo

Petróleo Brasileiro S.A. - Petrobras has fully and unconditionally guaranteed the debt securities of Petrobras International Finance Company - PifCo, a 100-percent-owned subsidiary of Petrobras.

The following condensed consolidated financial information is provided for Petróleo Brasileiro S.A. – Petrobras, as guarantor, and for Petrobras International Finance Company – PifCo, as issuer, as an alternative to providing separate financial statements for the issuer in accordance with SEC Regulation SX 3-10 (c). The financial statements of Petrobras and PifCo are presented using the equity method of accounting for investments in subsidiaries.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	12.31.2012

Consolidated Statement of Financial Position	Petrobras S.A. Guarantor	PifCo	All Other Consolidated Companies	Consolidating and Eliminating Adjustments	Consolidated

Assets

Current assets	47,077	1,797	36,292	(27,372)	57,794
Cash and cash equivalents	8,511	191	9,545	(4,727)	13,520
Marketable securities	11,441	-	3,391	(4,401)	10,431
Trade and other receivables, net	4,495	1	5,255	1,348	11,099
Intercompany receivable	4,007	7	13,682	(17,696)	-
Inventories	12,189	-	3,237	(874)	14,552
Other current assets	6,434	177	1,182	399	8,192
Discontinued operations	-	1,421	-	(1,421)	-

Non-current assets	229,209	27,348	103,746	(86,452)	273,851

Intercompany receivable	3,222	27,348	16,275	(46,845)	-
Marketable securities	141	-	4,429	(4,394)	176
Deferred tax assets	3,261	-	1,653	612	5,526
Other long-term assets	9,509	-	8,102	(208)	17,403

Investments	37,972	-	2,647	(34,513)	6,106
Property, plant and equipment	136,934	-	69,058	(1,091)	204,901
Intangible assets	38,170	-	1,582	(13)	39,739

Total assets	276,286	29,145	140,038	(113,824)	331,645

Liabilities

Current liabilities	33,276	2,683	17,039	(18,928)	34,070
Current debt	449	2,569	4,461	-	7,479
Trade accounts payable	6,783	5	5,336	-	12,124
Intercompany payables	9,953	6	3,911	(13,870)	-
Taxes payable	5,147	-	981	-	6,128
Other current liabilities	10,944	101	2,350	(5,056)	8,339
Discontinued operations	-	2	-	(2)	-

Non-current liabilities	75,123	27,720	80,232	(54,539)	128,536
Long-term debt	23,292	27,720	37,472	-	88,484
Deferred tax liabilities	17,218	-	1,995	-	19,213
Intercompany payables	14,060	-	38,749	(52,809)	-
Other non-current liabilities	20,553	-	2,016	(1,730)	20,839

Petrobras shareholder's equity	167,887	(1,258)	41,811	(40,553)	167,887

Non-controlling interests	-	-	956	196	1,152

Total liabilities and shareholder's equity	276,286	29,145	140,038	(113,824)	331,645

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	12.31.2011
Consolidated Statement of Financial Position	Petrobras S.A. Guarantor	PifCo	All Other Consolidated Companies	Consolidating and Eliminating Adjustments	Consolidated
Assets

Current assets	52,268	6,515	34,599	(28,790)	64,592
Cash and cash equivalents	10,053	4,087	9,426	(4,509)	19,057
Marketable securities	12,595	558	12	(4,204)	8,961
Trade and other receivables, net	3,989	1	7,167	599	11,756
Intercompany receivable	7,243	2	11,363	(18,608)	-
Inventories	11,960	-	4,467	(1,262)	15,165
Other current assets	6,428	320	2,164	741	9,653
Discontinued operations	-	1,547	-	(1,547)	-

Non-current assets	211,295	16,998	87,246	(60,217)	255,322

Intercompany receivable	6,107	12,387	6,592	(25,086)	-
Marketable securities	2,782	4,611	2,878	(7,207)	3,064
Deferred tax assets	1,713	-	1,835	739	4,287
Other long-term assets	7,712	-	7,593	(194)	15,111

Investments	29,989	-	3,896	(27,355)	6,530
Property, plant and equipment	121,270	-	62,762	(1,114)	182,918
Intangible assets	41,722	-	1,690	-	43,412

Total assets	263,563	23,513	121,845	(89,007)	319,914

Liabilities

Current liabilities	30,352	3,311	22,935	(20,234)	36,364
Current debt	1,393	3,045	5,629	-	10,067
Trade accounts payable	6,541	5	5,317	-	11,863
Intercompany payables	6,531	3	8,643	(15,177)	-
Taxes payable	4,935	-	912	-	5,847
Other current liabilities	10,952	95	2,434	(4,894)	8,587
Discontinued operations	-	163	-	(163)	-

Non-current liabilities	57,373	20,930	60,813	(32,676)	106,440
Long-term debt	21,790	20,930	29,998	-	72,718
Deferred tax liabilities	15,682	-	2,033	-	17,715
Intercompany payables	5,245	-	26,486	(31,731)	-
Other non-current liabilities	14,656	-	2,296	(945)	16,007

Petrobras shareholder's equity	175,838	(728)	36,957	(36,229)	175,838

Non-controlling interests	-	-	1,140	132	1,272

Total liabilities and shareholder's equity	263,563	23,513	121,845	(89,007)	319,914

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	12.31.2012
			All Other	Consolidating
Consolidated Statement of Income	Petrobras S.A.		Consolidated	and Eliminating
	Guarantor	PifCo	Companies	Adjustments	Consolidated

Sales revenues	111,300	-	115,330	(82,527)	144,103
Third parties	69,248	-	74,855	-	144,103
Intercompany	42,052	-	40,475	(82,527)	-
Cost of sales	(85,681)	-	(100,521)	78,668	(107,534)
Gross profit	25,619	-	14,809	(3,859)	36,569
Income (expenses)
Selling expenses	(6,063)	-	(2,891)	4,027	(4,927)
General and Administrative expenses	(3,501)	(13)	(1,524)	4	(5,034)
Exploration costs	(3,624)	-	(370)	-	(3,994)
Research and development expenses	(1,132)	-	(11)	-	(1,143)
Other taxes	(172)	-	(316)	102	(386)
Other operating expenses, net	(3,752)	-	(491)	58	(4,185)
Net finance income (expense)	794	(519)	(1,443)	(758)	(1,926)
Share of profit of equity-accounted investments	4,591	-	146	(4,694)	43
Profit sharing	(396)	-	(128)	-	(524)

Net income from discontinuing operations	-	7	-	(7)	-
Net income before income taxes	12,364	(525)	7,781	(5,127)	14,493
Income taxes	(1,330)	-	(2,134)	(98)	(3,562)
Net income	11,034	(525)	5,647	(5,225)	10,931

Net income (loss) attributable to :
Shareholders of Petrobras	11,034	(525)	5,534	(5,009)	11,034
Non-controlling interests	-	-	113	(216)	(103)
	11,034	(525)	5,647	(5,225)	10,931

	12.31.2011
			All Other	Consolidating
Consolidated Statement of Income	Petrobras S.A.		Consolidated	and Eliminating
	Guarantor	PifCo	Companies	A djustments	Consolidated

Sales revenues	109,820	-	104,901	(68,806)	145,915
Third parties	65,554	-	92,045	(11,684)	145,915
Intercompany	44,266	-	12,856	(57,122)	-
Cost of sales	(74,021)	-	(90,735)	65,161	(99,595)
Gross profit	35,799	-	14,166	(3,645)	46,320

Income (expenses)
Selling expenses	(5,903)	-	(2,855)	3,412	(5,346)
General and Administrative expenses	(3,599)	(18)	(1,527)	(17)	(5,161)
Exploration costs	(2,187)	-	(443)	-	(2,630)
Research and development expenses	(1,403)	-	(51)	-	(1,454)
Other taxes	(165)	-	(397)	102	(460)
Other operating expenses, net	(3,484)	-	(701)	201	(3,984)
Financial income (expense), net	3,329	(477)	(1,718)	(1,058)	76
Share of profit of equity-accounted investments	3,605	-	237	(3,612)	230
Profit sharing	(720)	-	(147)	-	(867)

Net income from discontinuing operations	-	119	-	(119)	-
Net Income before income taxes	25,272	(376)	6,564	(4,736)	26,724

Income taxes	(5,151)	-	(1,649)	68	(6,732)

Net income	20,121	(376)	4,915	(4,668)	19,992

Net income (loss) attributable to:

Shareholders of Petrobras	20,121	(376)	4,865	(4,489)	20,121
Non-controlling interests	-	-	50	(179)	(129)
	20,121	(376)	4,915	(4,668)	19,992

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	12.31.2010
			All Other	Consolidating
Consolidated Statement of Income	Petrobras S.A.		Consolidated	and Eliminating
	Guarantor	PifCo	Companies	Adjustments	Consolidated

Sales revenues	88,981	-	118,706	(87,235)	120,452
Third parties	52,255	-	101,365	(33,168)	120,452
Intercompany	36,726	-	17,341	(54,067)	-
Cost of sales	(54,574)	-	(124,132)	101,561	(77,145)
Gross profit	34,407	-	(5,426)	14,326	43,307
Income (expenses)
Selling expenses	(4,505)	-	(3,049)	2,691	(4,863)
Administrative and general expenses	(3,095)	(13)	(1,351)	18	(4,441)
Exploration costs	(1,477)	-	(691)	-	(2,168)
Research and development expenses	(933)	-	(56)	-	(989)
Other taxes	(247)	-	(370)	108	(509)
Other operating income and expenses, net	(3,232)	-	(890)	157	(3,965)
Financial income (expense), net	958	(724)	2,814	(1,497)	1,551
Equity in results of non consolidated companies	4,026	-	412	(4,091)	347
Profit sharing	(842)	-	(154)	-	(996)

Net income from discontinuing operations	-	476	-	(476)	-
Income before income taxes	25,060	(261)	(8,761)	11,236	27,274
Income tax	(5,005)	-	(1,877)	57	(6,825)
Net income	20,055	(261)	(10,638)	11,293	20,449
Net income (loss) attributable to:
Shareholders	20,055	(261)	(11,032)	11,293	20,055
Non-controlling interests	-	-	394	-	394
	20,055	(261)	(10,638)	11,293	20,449

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	12.31.2012
	Petrobras S.A. Guarantor		All Other	Consolidating
			Consolidated	and Eliminating
Statement of cash flows		PifCo	Companies	Adjustments	Consolidated

Cash from operating activities – continuing operations	22,151	(427)	5,447	717	27,888
Cash from operating activities – discontinuing operations	-	(34)	-	34	-
Net cash provided by (used in) operating activities	22,151	(461)	5,447	751	27,888

Cash flows from Investment activities
Investments in operating segments	(35,259)	-	(10,750)	5,579	(40,430)
Investments in Marketable securities	3,788	5,218	(4,857)	(2,098)	2,051
Net intercompany investing	-	(14,472)	-	14,472	-
Net cash provided by (used in) investing activities	(31,471)	(9,254)	(15,608)	17,953	(38,379)

Cash flows from financing activities
Capital issuance	-	-	5,385	(5,385)	-
Acquisition of non-controlling interest	-	-	(3)	258	255
Proceeds from borrowings	23,335	6,511	12,942	(17,581)	25,207
Repayments	(11,166)	(692)	(6,079)	1,817	(16,120)
Dividends paid	(3,273)	-	(1,556)	1,556	(3,273)
Net cash provided by (used in) financing activities	8,896	5,819	10,689	(19,335)	6,069
Effect of exchange rate changes on cash and cash
equivalents	(1,118)	-	(410)	413	(1,115)
Net increase (decrease) in cash and cash equivalents in the
period	(1,542)	(3,896)	118	(218)	(5,537)

Cash and cash equivalents at beginning of period	10,053	4,087	9,426	(4,509)	19,057
Cash and cash equivalents at the end of period	8,511	191	9,544	(4,727)	13,520

	12.31.2011
	Petrobras S.A. Guarantor		All Other	Consolidating
			Consolidated	and Eliminating
Statement of cash flows		PifCo	Companies	Adjustments	Consolidated

Cash from operating activities – continuing operations	21,208	(624)	13,592	(478)	33,698

Cash from operating activities – discontinuing operations	-	3,268	-	(3,268)	-
Net cash provided by (used in) operating activities	21,208	2,644	13,592	(3,746)	33,698

Cash flows from Investment activities
Investments in operating segments	(27,334)	(333)	(15,020)	1,384	(41,302)
Investments in Marketable securities	7,626	115	709	(1,767)	6,683
Net intercompany investing	-	(8,515)	-	8,515	-
Net cash provided by (used in) investing activities	(19,708)	(8,733)	(14,311)	8,132	(34,619)

Cash flows from financing activities
Capital issuance	-	-	(381)	381	-
Acquisition of non-controlling interest	-	-	-	27	27
Proceeds from borrowings	33,200	9,487	9,678	(28,414)	23,951
Repayments	(29,113)	(508)	(6,614)	22,911	(13,324)
Dividends paid	(6,422)	-	(1,443)	1,443	(6,422)
Net cash provided by (used in) financing activities	(2,335)	8,979	1,240	(3,652)	4,232

Effect of exchange rate changes on cash and cash equivalents	(1,112)	-	(1,366)	569	(1,909)
Net increase (decrease) in cash and cash equivalents in the
period	(1,947)	2,890	(845)	1,304	1,402

Cash and cash equivalents at beginning of period	12,000	1,197	10,271	(5,813)	17,655
Cash and cash equivalents at the end of period	10,053	4,087	9,426	(4,509)	19,057

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	12.31.2010
			All Other	Consolidating
Statement of cash flows	Petrobras S.A.		Consolidated	and Eliminating
	Guarantor	PifCo	Companies	Adjustments	Consolidated

Cash from operating activities – continuing operations	8,196	(339)	9,222	13,031	30,110

Cash from operating activities – discontinuing operations	-	10,375	-	(10,375)	-
Net cash provided (used) in operating activities	8,196	10,036	9,222	2,656	30,110

Cash flows from Investment activities
Investments in operating segments	(30,309)	-	(15,972)	982	(45,299)
Investments in Marketable securities	(18,187)	88	1,956	1,491	(14,652)
Net intercompany investing	-	(1,535)	-	1,535	-
Net cash provided (used) in investing activities	(48,496)	(1,446)	(14,016)	4,008	(59,951)

Cash flows from financing activities
Capital issuance	29,385	-	(1,327)	2,226	30,284
Acquisition of non-controlling interest	-	-	(351)	9	(342)
Proceeds from borrowings	42,927	(7,865)	24,983	(38,264)	21,781
Repayments	(24,846)	(481)	(20,680)	31,001	(15,006)
Dividends paid	(5,349)	-	(1,190)	1,141	(5,398)
Net cash provided (used) in financing activities	42,117	(8,345)	1,434	(3,887)	31,319

Effect of exchange rate changes on cash and cash equivalents	536	-	(345)	(236)	(45)
Net increase (decrease) in cash and cash equivalents in the period	2,353	244	(3,705)	2,541	1,433

Cash and cash equivalents at beginning of period	9,647	953	13,976	(8,354)	16,222
Cash and cash equivalents at the end of period	12,000	1,197	10,271	(5,813)	17,655

Petróleo Brasileiro S.A. - Petrobras

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

In accordance with Codification Topic 932 - Extractive Activities – Oil and Gas, this section provides supplemental information on oil and gas exploration and producing activities of the Company. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisition and development, capitalized costs and results of operations. The information included in items (iv) and (v) present information on Petrobras’ estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows.

Beginning in 1995, the Federal Government of Brazil undertook a comprehensive reform of the country’s oil and gas regulatory system. On November 9, 1995, the Brazilian Constitution was amended to authorize the Federal Government to contract with any state or privately-owned company to carry out the activities related to the upstream and downstream segments of the Brazilian oil and gas sector. This amendment eliminated Petrobras’ effective monopoly. The amendment was implemented by the Oil Law, which liberated the fuel market in Brazil beginning January 1, 2002.

The Oil Law established a regulatory framework ending Petrobras’ exclusive agency and enabling competition in all aspects of the oil and gas industry in Brazil. As provided in the Oil Law, Petrobras was granted the exclusive right for a period of 27 years to exploit the petroleum reserves in all fields where the Company had previously commenced production. However, the Oil Law established a procedural framework for Petrobras to claim exclusive exploratory (and, in case of success, development) rights for a period of up to three years with respect to areas where the Company could demonstrate that it had “established prospects”. To perfect its claim to explore and develop these areas, the Company had to demonstrate that it had the requisite financial capacity to carry out these activities, alone or through financing or partnering arrangements.

The adoption of the SEC rules seeking to modernize the supplemental oil and gas disclosures and the FASB’s issuance of the Accounting Standards Update nº 2011-03, “Oil and Gas Reserve Estimation and Disclosure”, generated no material impact to the Company’s consolidated financial statements other than additional disclosures.

The “International” geographic area includes activities in South America, which includes Argentina, Colombia, Ecuador, Peru, Uruguay and Venezuela; North America, which includes Mexico and the United States of America; Africa, which includes Angola, Libya, Namibia, Nigeria, and Tanzania, and Others, which includes Portugal, New Zealand and Turkey. The equity investments are composed of Venezuelan companies involved in exploration and production activities.

Petróleo Brasileiro S.A. - Petrobras

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

(i)   Capitalized costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

	Consolidated Entities							Equity Method Investees
December 31, 2012	Brazil	South America	North America	Africa	Others	International	Total	Total

Unproved oil and gas properties	48,255	705	1,641	1,500	25	3,871	52,126	-
Proved oil and gas properties	52,012	3,950	3,572	2,467	-	9,989	62,001	491
Support Equipments	55,729	1,488	0	26	7	1,522	57,251	-
								-
Gross Capitalized costs	155,996	6,143	5,213	3,994	32	15,382	171,378	491
Depreciation and depletion	(43,277)	(3,013)	(625)	(1,415)	(3)	(5,057)	(48,333)	(170)
	112,719	3,130	4,588	2,579	29	10,326	123,045	321
Construction and installations in progress	27,314	11	2	-	0	13	27,327	-

Net capitalzed costs	140,033	3,141	4,590	2,579	29	10,339	150,372	321

December 31, 2011

Unproved oil and gas properties	51,773	523	1,898	593	36	3,050	54,823	-
Proved oil and gas properties	43,940	3,915	2,141	3,235	-	9,291	53,231	575
Support Equipments	51,509	1,119	24	(24)	2	1,121	52,630	1
								-
Gross Capitalized costs	147,222	5,557	4,063	3,804	38	13,462	160,684	576
Depreciation and depletion	(39,518)	(2,937)	(454)	(1,316)	(1)	(4,708)	(44,226)	(198)
	107,704	2,620	3,609	2,488	37	8,754	116,458	378
Construction and installations in progress	23,640	286	-	90	-	376	24,016	-

Net capitalzed costs	131,344	2,906	3,609	2,578	37	9,130	140,474	378

Petróleo Brasileiro S.A. - Petrobras

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

(ii)  Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Consolidated Entities							Equity Method Investees
	Brazil	South America	North America	Africa	Others	International	Total	Total

December 31, 2012

Acquisition of properties
Proved	-	118	498	-	-	617	617	-
Unproved	-	-	-	-	-	-	-	-
Exploration costs	5,670	282	601	86	1	970	6,640	-
Development costs	16,217	759	538	285	60	1,642	17,859	19

Total	21,887	1,160	1,638	371	60	3,229	25,116	19

December 31, 2011

Acquisition of properties
Proved	-	16	-	-	36	52	52	3
Unproved	4	194	344	15	-	553	557	-
Exploration costs	5,643	316	160	322	20	818	6,461	1
Development costs	14,370	437	98	-	-	535	14,905	58

Total	20,017	963	602	337	56	1,958	21,975	62

December 31, 2010

Acquisition of properties
Proved	-	19	-	(67)	-	(48)	(48)	4
Unproved	44,961	-	-	33	-	33	44,994	-
Exploration costs	4,206	187	53	91	833	1,164	5,370	1
Development costs	14,133	428	812	193	-	1,433	15,566	31
Total	63,300	634	865	250	833	2,582	65,882	36

Petróleo Brasileiro S.A. - Petrobras

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

(iii) Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ended December 31, 2012, 2011 and 2010 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the Refining, Transportation & Marketing segment in Brazil. The prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company. Gas prices used are those contracted prices to third parties.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including operating employees’ compensation, materials, supplies, fuel consumed in operations and operating costs related to natural gas processing plants.

Petróleo Brasileiro S.A. - Petrobras

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

(iii) Results of operations for oil and gas producing activities (Continued)

Exploration expenses include the costs of geological and geophysical activities and non-productive exploratory wells. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with Codification Topic 932 – Extractive Activities – Oil and Gas, income taxes are based on statutory tax rates, reflecting allowable deductions. Interest income and expense are excluded from the results reported in this table.

	Consolidated Entities							Equity Method Investees
December 31, 2012	Brazil	South America	North America	Africa	Others	International	Total	Total

Net operation revenues:
Sales to third parties	843	1,148	19	368	-	1,535	2,378	186
Intersegment	73,871	1,659	290	1,886	-	3,834	77,705	-
	74,714	2,807	309	2,254	-	5,369	80,083	186

Production costs	(27,094)	(1,360)	(40)	(178)	-	(1,578)	(28,672)	(154)
Exploration expenses	(3,613)	(176)	(48)	(81)	(56)	(361)	(3,974)	-
Depreciation, depletion and amortization	(6,528)	(476)	(177)	(191)	(1)	(845)	(7,373)	(79)
Impairment of oil and gas properties	(34)	(0)	-	(16)	-	(16)	(50)	-
Other operating expenses	(1,801)	(152)	(113)	176	(42)	(160)	(1,961)	-

Results before income tax expenses	35,644	643	(69)	1,964	(99)	2,438	38,082	(47)

Income tax expenses	(12,119)	(150)	(0)	(929)	1	(1,078)	(13,197)	14

Results of operations (excluding corporate overhead and interest costs)	23,525	493	(69)	1,036	(98)	1,360	24,885	(33)

Petróleo Brasileiro S.A. - Petrobras

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

(iii) Results of operations for oil and gas producing activities (Continued)

	Consolidated Entities							Equity Method Investees
December 31, 2011	Brazil	South America	North America	Africa	Others	International	Total	Total

Net operation revenues:
Sales to third parties	516	1,018	8	290	-	1,316	1,832	289
Intersegment	73,601	1,553	108	2,123	-	3,784	77,385	7
	74,117	2,571	116	2,413	-	5,100	79,217	296

Production costs	(26,755)	(1,198)	(31)	(134)	-	(1,363)	(28,118)	(142)
Exploration expenses	(2,182)	(224)	(28)	(92)	(97)	(441)	(2,623)	(1)
Depreciation, depletion and amortization	(6,358)	(408)	(53)	(263)	(1)	(725)	(7,083)	(121)
Impairment of oil and gas properties	(229)	1	-	-	-	1	(228)	(56)
Other operating expenses	(1,557)	(214)	(216)	258	(22)	(194)	(1,751)	-

Results before income tax expenses	37,036	528	(212)	2,182	(120)	2,378	39,414	(24)

Income tax expenses	(12,592)	(151)	-	(791)	-	(942)	(13,534)	4

Results of operations (excluding corporate overhead and interest costs)	24,444	377	(212)	1,391	(120)	1,436	25,880	(20)

	Consolidated Entities							Equity Method Investees
December 31, 2010	Brazil	South America	North America	Africa	Others	International	Total	Total

Net operation revenues:
Sales to third parties	242	770	7	-	-	777	1,019	99
Intersegment	54,031	1,280	56	1,629	-	2,965	56,996	21
	54,273	2,050	63	1,629	-	3,742	58,015	120

Production costs	(19,979)	(838)	(29)	(84)	-	(951)	(20,930)	(84)
Exploration expenses	(1,485)	(158)	(56)	(289)	(189)	(692)	(2,177)	(1)
Depreciation, depletion and amortization	(5,183)	(348)	(31)	(320)	(1)	(700)	(5,883)	(84)
Impairment of oil and gas properties	52	(6)	-	-	-	(6)	46	(53)
Other operating expenses	(1,921)	(135)	(36)	(70)	64	(177)	(2,098)	-

Results before income tax expenses	25,757	565	(89)	866	(126)	1,216	26,973	(102)

Income tax expenses	(8,757)	(148)	-	(163)	-	(311)	(9,068)	(21)

Results of operations (excluding corporate overhead and interest costs)	17,000	417	(89)	703	(126)	905	17,905	(123)

Petróleo Brasileiro S.A. - Petrobras

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

(iv) Reserve quantities information

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2012, 2011 and 2010 are shown in the following table. Proved reserves are estimated by the Company’s reservoir engineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

Developed oil and gas reserves are reserves of any category that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

Bolivian proved reserves were not classified as such in 2010 due to the new Bolivian Constitution, which restrict the disclosure of estimated reserves for properties under its authority. The initial balance of Bolivian proved reserves for 2010 is adjusted under the line item “Revisions of previous estimates”.

Petróleo Brasileiro S.A. - Petrobras

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

(iv) Reserve quantities information (Continued)

A summary of the annual changes in the proved reserves of oil is as follows (in millions of barrels):

	Consolidated Entities							Equity Method Investees
Proved developed and undeveloped reserves	Brazil	South America	North America	Africa	International	Synthetic Oil	Total	Total

Reserves at December 31, 2009	9,919.4	224.6	7.3	110.9	342.8	6.8	10,269.0	39.9

Revisions of previous estimates	367.8	(9.3)	3.4	13.9	8.0	1.8	377.6	(3.7)
Extensions and discoveries	777.7	26.9	-	-	26.9	-	804.6	-
Improved Recovery	8.9	0.1	-	20.7	20.8	-	29.7	-
Sales of reserves	-	(5.9)	(0.1)	-	(6.0)	-	(6.0)	-
Purchases of reserves	-	-	-	-	-	-	-	-
Production for the year	(694.8)	(26.6)	(0.5)	(20.6)	(47.7)	(1.2)	(743.7)	(2.7)

Reserves at December 31, 2010	10,379.0	209.8	10.1	124.9	344.8	7.4	10,731.2	33.5

Revisions of previous estimates	571.6	(2.5)	36.4	8.1	42.0	2.4	616.0	(1.1)
Extensions and discoveries	151.2	9.4	8.0	-	17.4	-	168.6	-
Improved Recovery	1.9	-	-	6.1	6.1	-	8.0	-
Sales of reserves	-	-	-	-	-	-	-	-
Purchases of reserves	-	-	-	-	-	-	-	-
Production for the year	(692.5)	(25.5)	(0.8)	(21.0)	(47.3)	(1.2)	(741.0)	(2.8)

Reserves at December 31, 2011	10,411.2	191.2	53.7	118.1	363.0	8.6	10,782.8	29.6

Revisions of previous estimates	69.7	(2.6)	23.5	22.4	43.3	0.7	113.7	(3.0)
Extensions and discoveries	424.4	11.4	-	-	11.4	-	435.8	-
Improved Recovery	324.6	0.6	-	18.7	19.3	-	343.9	-
Sales of reserves	-	-	-	-	-	-	-	-
Purchases of reserves	-	-	-	-	-	-	-	-
Production for the year	(690.7)	(25.2)	(3.3)	(19.0)	(47.4)	(1.0)	(739.1)	(2.3)

Reserves at December 31, 2012	10,539.2	175.4	74.0	140.2	389.6	8.3	10,937.1	24.3

Petróleo Brasileiro S.A. - Petrobras

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

(iv) Reserve quantities information (Continued)

A summary of the annual changes in the proved reserves of natural gas is as follows (in billions of cubic feet):

	Consolidated Entities							Equity Method Investees
Proved developed and undeveloped reserves	Brazil	South America	North America	Africa	International	Synthetic Gas	Total	Total
Reserves at December 31, 2009	9,859.3	1,039.9	51.5	31.8	1,123.2	5.6	10,988.1	63.2

Revisions of previous estimates	339.0	(20.3)	3.6	8.6	(8.1)	8.3	339.2	(1.9)
Extensions and discoveries	960.6	324.0	-	-	324.0	-	1,284.6	-
Improved Recovery	10.4	4.7	-	-	4.7	-	15.1	-
Sales of reserves	-	(1.0)	(0.1)	-	(1.1)	-	(1.1)	-
Purchases of reserves	-	-	-	-	-	-	-	-
Production for the year	(615.3)	(111.6)	(3.3)	-	(114.9)	(1.9)	(732.1)	(1.5)
Reserves at December 31, 2010	10,554.0	1,235.7	51.7	40.4	1,327.8	12.0	11,893.8	59.8

Revisions of previous estimates	993.9	(9.7)	15.2	(1.1)	4.4	3.3	1,001.6	(15.0)
Extensions and discoveries	192.3	76.3	9.1	-	85.4	-	277.7	-
Improved Recovery	0.3	-	-	-	-	-	0.3	-
Sales of reserves	-	-	-	-	-	-	-	-
Purchases of reserves	-	-	-	-	-	-	-	-
Production for the year	(673.5)	(112.7)	(4.1)	-	(116.8)	(1.9)	(792.2)	(1.3)
Reserves at December 31, 2011	11,067.0	1,189.6	71.9	39.3	1,300.8	13.4	12,381.2	43.5

Revisions of previous estimates	373.4	(18.3)	2.7	6.2	(9.4)	1.8	365.8	5.2
Extensions and discoveries	275.8	19.6	-	-	19.6	-	295.4	-
Improved Recovery	(624.3)	0.8	-	-	0.8	-	(623.5)	-
Sales of reserves	-	-	-	-	-	-	-	-
Purchases of reserves	-	-	-	-	-	-	-	-
Production for the year	(747.3)	(108.0)	(6.9)	-	(114.9)	(1.9)	(864.1)	(0.9)
Reserves at December 31, 2012	10,344.6	1,083.7	67.7	45.5	1,196.9	13.3	11,554.8	47.8

Petróleo Brasileiro S.A. - Petrobras

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

(iv) Reserve quantities information (Continued)

	2012				2011				2010
Net proved developed reserves:	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas
	(millions of barrels)		(billions of cubic feet)		(millions of barrels)		(billions of cubic feet)		(millions of barrels)		(billions of cubic feet)
Consolidated Entities
Brazil	6,397.5	8.3	6,811.5	13.3	6,973.5	8.6	6,836.0	13.4	6,931.5	7.4	6,975.0	12.0
South America	96.5	-	414.1	-	106.6	-	440.9	-	118.8	-	489.2	-
North America	21.2	-	25.2	-	4.5	-	32.1	-	4.6	-	30.3	-
Africa	77.8	-	35.8	-	70.3	-	39.3	-	59.5	-	40.4	-
Others	-	-	-	-	-	-	-	-	-	-		-
International	195.5	-	475.1	-	181.4	-	512.3	-	182.9	-	559.9	-
Total Consolidated Entities	6,593.0	8.3	7,286.6	13.3	7,154.9	8.6	7,348.3	13.4	7,114.4	7.4	7,534.9	12.0

Nonconsolidated Entitites
Brazil	-	-	-	-	-	-	-	-	-	-	-	-
South America	12.7	-	14.6	-	17.5	-	20.2	-	18.7	-	25.0	-
North America	-	-	-	-	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-
International	12.7	-	14.6	-	17.5	-	20.2	-	18.7	-	25.0	-
Total Nonconsolidated Entities	12.7	-	14.6	-	17.5	-	20.2	-	18.7	-	25.0	-
Total Consolidated and Nonconsolidated Entities	6,605.7	8.3	7,301.2	13.3	7,172.4	8.6	7,368.5	13.4	7,133.1	7.4	7,559.9	12.0

	2012				2011				2010
Net proved undeveloped reserves:	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas
	(millions of barrels)		(billions of cubic feet)		(millions of barrels)		(billions of cubic feet)		(millions of barrels)		(billions of cubic feet)
Consolidated Entities
Brazil	4,141.7	-	3,533.0	-	3,437.5	-	4,231.0	-	3,447.3	-	3,579.0	-
South America	78.9	-	669.5	-	84.7	-	748.6	-	91.0	-	746.3	-
North America	52.8	-	42.5	-	49.3	-	40.1	-	5.6	-	21.6	-
Africa	62.4	-	9.8	-	47.8	-	-	-	65.3	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-
International	194.1	-	721.8	-	181.8	-	788.7	-	161.9	-	767.9	-
Total Consolidated Entities	4,335.8	-	4,254.8	-	3,619.3	-	5,019.7	-	3,609.2	-	4,346.9	-

Nonconsolidated Entitites
Brazil	-	-	-	-	-	-	-	-	-	-	-	-
South America	11.6	-	33.2	-	12.1	-	23.3	-	14.8	-	34.8	-
North America	-	-	-	-	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-
International	11.6	-	33.2	-	12.1	-	23.3	-	14.8	-	34.8	-
Total Nonconsolidated Entities	11.6	-	33.2	-	12.1	-	23.3	-	14.8	-	34.8	-
Total Consolidated and Nonconsolidated Entities	4,347.4	-	4,288.0	-	3,631.4	-	5,043.0	-	3,624.0	-	4,381.7	-

Petróleo Brasileiro S.A. - Petrobras

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of Codification Topic 932 - Extractive Activities - Oil and Gas. Estimated future cash inflows from production in Brazil and International segments are computed by applying the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indicators, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and are applied to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% mid-period discount factors. This discounting requires a year-by-year estimate of when the future expenditures will be incurred and when the reserves will be produced.

Petróleo Brasileiro S.A. - Petrobras

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

(v)  Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (continued)

The valuation prescribed under Codification Topic 932 – Extractive Activities - Oil and Gas requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of Petrobras’ future cash flows or the value of its oil and gas reserves.

	Consolidated Entities						Equity Method Investees
	Brazil	South America	North America	Africa	International	Total	Total
At December 31, 2012
Future cash inflows	1,107,784	18,010	7,318	15,682	41,010	1,148,794	4,155
Future production costs	(458,630)	(8,822)	(1,676)	(3,105)	(13,603)	(472,233)	(2,880)
Future development costs	(58,197)	(2,245)	(2,002)	(3,785)	(8,032)	(66,229)	(177)
Future income tax expenses	(204,258)	(2,010)	-	(3,166)	(5,176)	(209,434)	(405)
Undiscounted future net cash flows	386,699	4,933	3,640	5,626	14,199	400,898	693
10 percent midyear annual discount for timing of estimated cash flows	(198,081)	(1,733)	(1,174)	(1,872)	(4,779)	(202,860)	(282)
Standardized measure of discounted future net cash flows	188,618	3,200	2,466	3,754	9,420	198,038	411

At December 31, 2011
Future cash inflows	1,099,570	17,606	4,839	13,064	35,509	1,135,079	2,273
Future production costs	(432,615)	(7,911)	(1,485)	(2,714)	(12,110)	(444,725)	(1,205)
Future development costs	(62,488)	(1,923)	(1,349)	(2,618)	(5,890)	(68,378)	(59)
Future income tax expenses	(209,065)	(2,321)	-	(2,753)	(5,074)	(214,139)	(341)
Undiscounted future net cash flows	395,402	5,451	2,005	4,979	12,435	407,837	668
10 percent midyear annual discount for timing of estimated cash flows	(203,006)	(2,006)	(871)	(1,514)	(4,391)	(207,397)	(223)
Standardized measure of discounted future net cash flows	192,396	3,445	1,134	3,465	8,044	200,440	445

At December 31, 2010
Future cash inflows	755,189	22,246	1,029	11,403	34,678	789,867	1,992
Future production costs	(331,109)	(7,359)	(251)	(2,954)	(10,564)	(341,673)	(1,072)
Future development costs	(52,589)	(2,054)	(346)	(2,495)	(4,895)	(57,484)	(71)
Future income tax expenses	(128,856)	(6,898)	-	(1,475)	(8,373)	(137,229)	(333)
Undiscounted future net cash flows	242,635	5,935	432	4,479	10,846	253,481	516
10 percent midyear annual discount for timing of estimated cash flows	(118,361)	(2,222)	(202)	(1,417)	(3,841)	(122,202)	(192)
Standardized measure of discounted future net cash flows	124,274	3,713	230	3,062	7,005	131,279	324

Petróleo Brasileiro S.A. - Petrobras

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

(v)  Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

								Equity Method Investees

	Consolidated Entities
	Brazil	South America	North America	Africa	Others	International	Total	Total
Balance at January 1, 2012	192,396	3,446	1,133	3,465	-	8,044	200,440	445
Sales and transfers of oil and gas, net of production cost	(47,822)	(1,241)	(67)	(1,721)	-	(3,029)	(50,851)	(116)
Development cost incurred	16,217	759	538	285	60	1,642	17,859	19
Net change due to purchases and sales of minerals in place	-	-	-	-	-	-	-	-
Net change due to extensions, discoveries and improved recovery less related costs	17,855	180	1,017	1,372	-	2,569	20,424	40
Revisions of previous quantity estimates	3,410	246	(59)	1,774	-	1,961	5,371	(58)
Net change in prices, transfer prices and in production costs	(6,848)	84	114	(341)	(60)	(203)	(7,051)	(138)
Changes in estimated future development costs	(8,958)	(823)	(380)	(1,058)	-	(2,261)	(11,219)	(114)
Accretion of discount	19,240	485	130	344	-	959	20,199	67
Net change in income taxes	3,129	154	-	(100)	-	54	3,183	1
Timing	-	(37)	54	-	-	17	17
Other - unspecified	-	(54)	(15)	(265)	-	(334)	(334)	265
Balance at December 31, 2012	188,618	3,199	2,465	3,755	-	9,419	198,038	411

Petróleo Brasileiro S.A. - Petrobras

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

(v)  Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

							Equity Method Investees

	Consolidated Entities
	Brazil	South America	North America	Africa	International	Total	Total

Balance at January 1, 2011	124,274	3,714	230	3,062	7,006	131,280	324

Sales and transfers of oil and gas, net of production cost	(45,745)	(1,076)	(82)	(2,037)	(3,195)	(48,940)	(70)
Development cost incurred	13,943	437	98	-	535	14,478	44
Net change due to purchases and sales of minerals in place	-	-	-	-	-	-	-
Net change due to extensions, discoveries and improved less related costs	4,892	212	307	377	896	5,788	-
Revisions of previous quantity estimates	19,483	44	1,071	570	1,685	21,168	(32)
Net change in prices, transfer prices and in production costs	114,630	661	49	2,735	3,445	118,075	133
Changes in estimated future development costs	(15,984)	(441)	(517)	(120)	(1,078)	(17,062)	(30)
Accretion of discount	12,427	476	23	294	793	13,220	54
Net change in income taxes	(35,524)	(48)	-	(982)	(1,030)	(36,554)	(6)
Timing	-	(70)	26	-	(44)	(44)	-
Other - unspecified	-	(463)	(72)	(434)	(969)	(969)	28

Balance at December 31, 2011	192,396	3,446	1,133	3,465	8,044	200,440	445

Petróleo Brasileiro S.A. - Petrobras

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

(v)  Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

							Equity Method Investees

	Consolidated Entities
	Brazil	South America	North America	Africa	International	Total	Total

Balance at January 1, 2010	76,334	3,203	157	2,028	5,388	81,722	467

Sales and transfers of oil and gas, net of production cost	(31,864)	(1,139)	(34)	(1,532)	(2,705)	(34,569)	(58)
Development cost incurred	13,692	428	812	193	1,433	15,125	18
Net change due to purchases and sales of minerals in place	-	(58)	(1)	-	(59)	(59)	-
Net change due to extensions, discoveries and improved recovery less related costs	16,972	218	-	1,061	1,279	18,251	-
Revisions of previous quantity estimates	7,594	251	88	686	1,025	8,619	(58)
Net change in prices, transfer prices and in production costs	72,628	646	(716)	1,353	1,283	73,911	(228)
Changes in estimated future development costs	(13,580)	(271)	-	(334)	(605)	(14,185)	30
Accretion of discount	7,633	497	23	193	713	8,346	77
Net change in income taxes	(25,135)	(205)	-	(1,040)	(1,245)	(26,380)	89
Timing	-	180	(110)	-	70	70	-
Other - unspecified	-	(36)	11	454	429	429	(13)

Balance at December 31, 2010	124,274	3,714	230	3,062	7,006	131,280	324