Form 20-F
period 2021-12-31
PETROBRAS - PETROLEO BRASILEIRO SA
filed 2022-03-30
CIK 1119639

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2021
Commission File Number 001-15106

Petróleo Brasileiro S.A. — Petrobras

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation — Petrobras
(Translation of registrant’s name into English)

The Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Avenida República do Chile, 65 - 20031-912 - Rio de Janeiro — RJ - Brazil
(Address of principal executive offices)

Rodrigo Araujo Alves
Chief Financial Officer and Chief Investor Relations Officer
(55 21) 3224-4477—dfinri@petrobras.com.br
Avenida República do Chile, 65 - 20031-912 - Rio de Janeiro — RJ - Brazil
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Petrobras Common Shares, without par value*	PBR/PBRA	New York Stock Exchange*
Petrobras American Depositary Shares, or ADSs (evidenced by American Depositary Receipts, or ADRs), each representing two Common Shares	PBR/PBRA	New York Stock Exchange
Petrobras Preferred Shares, without par value*	PBR/PBRA	New York Stock Exchange*
Petrobras American Depositary Shares (as evidenced by American Depositary Receipts), each representing two Preferred Shares		New York Stock Exchange
6.250% Global Notes due 2024, issued by PGF	PBR	New York Stock Exchange
5.299% Global Notes due 2025, issued by PGF	PBR	New York Stock Exchange
8.750% Global Notes due 2026, issued by PGF	PBR	New York Stock Exchange
7.375% Global Notes due 2027, issued by PGF	PBR	New York Stock Exchange
5.999% Global Notes due 2028, issued by PGF	PBR	New York Stock Exchange
5.750% Global Notes due 2029, issued by PGF	PBR	New York Stock Exchange
5.093% Global Notes due 2030, issued by PGF	PBR	New York Stock Exchange
5.600% Global Notes due 2031, isuued by PGF	PBR	New York Stock Exchange
6.875% Global Notes due 2040, issued by PGF (successor to PifCo)	PBR	New York Stock Exchange
6.750% Global Notes due 2041, issued by PGF (successor to Pifco)	PBR	New York Stock Exchange
5.625% Global Notes due 2043, issued by PGF	PBR	New York Stock Exchange
7.250% Global Notes due 2044, issued by PGF	PBR	New York Stock Exchange
6.900% Global Notes due 2049, issued by PGF	PBR	New York Stock Exchange
6.750% Global Notes due 2050, issued by PGF	PBR	New York Stock Exchange
5.500% Global Notes due 2051, issued by PGF	PBR	New York Stock Exchange
6.850% Global Notes due 2115, issued by PGF	PBR	New York Stock Exchange

_________________

*	Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each class of stock as of December 31, 2021 was:
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

Yes ☒       No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Item 17 ☐       Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐       No ☒

Disclaimer	5

Disclaimer

In order to present information to investors in a manner more consistent with how we view our business, in 2020 we altered the structure and order of the disclosure in our annual report and Form 20-F. In this annual report and Form 20-F for the year ended December 31, 2021 (referred to herein as our “annual report”), we have included a cross reference guide to SEC Form 20-F under “Cross-Reference to Form 20-F”, in order to facilitate your review.

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

Our functional currency and the functional currency of all of our Brazilian subsidiaries is the Brazilian real and the functional currency of most of our entities that operate outside Brazil, such as Petrobras Global Finance B.V. or PGF, is the U.S. dollar. We have selected the U.S. dollar as our presentation currency to facilitate a more direct comparison to other oil and gas companies.

In this annual report, references to “real,” “reais” or “R$” are to Brazilian reais and references to “U.S. dollars” or “US$” are to United States dollars.

The 2021 GHG emissions performance results presented in this annual report will be subject to third party audit, and although we do not expect significant differences, some changes may occur.

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

Disclaimer	6

We have made forward-looking statements that address, among other things:

▪	our marketing and expansion strategy;
▪	our exploration and production activities, including drilling;
▪	our activities related to refining, import, export, transportation of oil, natural gas and oil products, petrochemicals, power generation, biofuels and other sources of renewable energy;
▪	our projected and targeted Capital Expenditures, commitments and revenues;
▪	our liquidity and sources of funding;
▪	our pricing strategy and development of additional revenue sources; and
▪	the impact, including cost, of acquisitions and divestments.

Our forward-looking statements are not guarantees of future performance and are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict. Our actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following:

▪	our ability to obtain financing;
▪	general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates;
▪	global economic conditions;
▪	our ability to find, acquire or gain access to additional reserves and to develop our current reserves successfully;
▪	uncertainties inherent in making estimates of our oil and gas reserves, including recently discovered oil and gas reserves;
▪	competition;
▪	technical difficulties in the operation of our equipment and the provision of our services;
▪	changes in, or failure to comply with, laws or regulations, including with respect to fraudulent activity, corruption and bribery;
▪	receipt of governmental approvals and licenses;
▪	international and Brazilian political, economic and social developments, including the role of the Brazilian government, as our controlling shareholder, in our business;
▪	natural disasters, accidents, military operations, acts of sabotage, wars or embargoes;
▪	global health crises, such as the Covid-19 pandemic;
▪	the cost and availability of adequate insurance coverage;
▪	our ability to successfully implement asset sales under our portfolio management program;
▪	our ability to succesfully implement our Strategic Plan, whether that Strategic Plan remains in place, and the direction of any subsequent strategic plans;
▪	the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the Lava Jato investigation;
▪	the effectiveness of our risk management policies and procedures, including operational risk;
▪	potential changes to the composition of our Board of Directors and our management team; and
▪	litigation, such as class actions or enforcement or other proceedings brought by governmental and regulatory agencies.

Disclaimer	7

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

Documents on Display

We are subject to the information requirements of the Exchange Act, and accordingly our reports and other information filed and furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect our reports and other information at the offices of the New York Stock Exchange, or NYSE, at 11 Wall Street, New York, New York 10005, on which our ADSs are listed. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov and at our website at www.petrobras.com.br/ir. The information available on our website is not and shall not be deemed to be incorporated by reference to this annual report. For further information about obtaining copies of our public filings at the NYSE, call (212) 656-5060.

We also furnish reports on Form 6-K to the SEC containing our unaudited consolidated interim financial statements and other financial information of our company.

We also file audited consolidated financial statements, unaudited consolidated interim financial information and other periodic reports with the CVM.

Glossary	8

Glossary

Glossary of Certain Terms used in this Annual Report Unless the context indicates otherwise, the following terms are defined as follows:
ACL	Ambiente de Comercialização Livre (Free Marketing Environment). Market segment in which the purchase and sale of electric energy are the subject of freely negotiated bilateral agreements, according to specific marketing rules and procedures.
ACR	Ambiente de Comercialização Regulado (Regulated Marketing Environment). Market segment in which the purchase and sale of electric power between selling agents and distribution agents, preceded by a bidding process, except for cases provided by law, according to specific marketing rules and procedures.
ADR	American Depositary Receipt.
ADS	American Depositary Share.
AIP	The Acordo de Individualização da Produção (Production Individualization Agreement). The AIP applies in situations where the reservoirs extends beyond the areas granted or contracted, as regulated by the ANP.
Amex Oil	The NYSE Arca Oil Index is a price-weighted index of the leading companies involved in the exploration, production, and development of petroleum. It measures the performance of the oil industry through changes in the sum of the prices of component stocks. The index was developed with a base level of 125 as of August 27, 1984.
ANEEL	The Agência Nacional de Energia Elétrica (Brazilian Electricity Regulatory Agency)
ANP	The Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (Brazilian National Petroleum, Natural Gas and Biofuels Agency) is the federal agency that regulates the oil, natural gas and renewable fuels industry in Brazil.
ANTAQ	The Agência Nacional de Transportes Aquaviários (Brazilian National Agency of Waterway Transportation).
API	Standard measure of oil density developed by the American Petroleum Institute.
APS	The Associação Petrobras de Saúde (Petrobras Health Association), a non-profit association that operates our new supplementary health care plan (Saúde Petrobras) since 2021.
B3	Brasil, Bolsa, Balcão, the Brazilian Stock Exchange.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Glossary	9

BioQav	Aviation turbine fuel used to power aircraft, produced from several biomass sources in different production processes, also known as “biojet”, “biokerosine” or “SAF” (synthetic aviation fuel) and named by the ANP as “Alternative Jet Fuel”, which must be added to conventional jet fuel up to a maximum limit that varies from 10% to 50% by volume depending on the production process, as defined in ASTM (American Society for Testing and Materials) Annex D-7566 and ANP Resolution 778/2019.
Biofuel	Any fuel derived from the conversion of biomass as raw material (vegetable oils, algae material, crops or animal wastes etc.) and/or produced through biological processes, such as fermentation and others. Biofuels are considered renewable sources of energy.
Barrels	Standard measure of crude oil volume.
BNDES	Banco Nacional de Desenvolvimento Econômico e Social (Brazilian National Development Bank).
Braskem	Braskem S.A. is currently the largest producer of thermoplastic resins in the Americas and the largest producer of polypropylene in the United States. Its production focuses on polyethylene (PE), polypropylene (PP) and polyvinylchloride (PVC) resins, in addition to basic chemical inputs such as ethylene, propylene, butadiene, benzene, toluene, chlorine, soda, and solvents, among others. Together, they make up one of the most comprehensive portfolios in the industry by also including the green polyethylene produced from the sugarcane, from 100% renewable sources.
Brazilian Treasury	The Tesouro Nacional (Brazilian National Treasury) is a Secretariat of the Ministry of Economy, responsible, in Brazil, for financial programming, accounting, management of federal public debt and financial and securities assets and the relationship with states and municipalities. The mission of the National Treasury is managing the public accounts in an efficient and transparent way, ensuring a balanced fiscal policy and the quality of public expenditure, in order to contribute to the sustainable economic development.
Brent Crude Oil	A major trading classification of light crude oil that serves as a major benchmark price for commercialization of crude oil worldwide.
CADE	Conselho Administrativo de Defesa Econômica (Administrative Council for Economic Defense).
Câmara de Arbitragem do Mercado	An arbitration chamber governed and maintained by B3.
Capital Expenditures or “CAPEX”	Capital expenditures based on the cost assumptions and financial methodology adopted in our strategic plans, which includes acquisition of intangible assets and property, plant and equipment, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, comprising geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Glossary	10

CBA	Acordo Coletivo de Trabalho (Collective Bargaining Agreement).
CCUS	Carbon Capture, Utilization and Storage.
CEO	Chief Executive Officer.
CFO	Chief Financial Officer.
Central Bank of Brazil	The Banco Central do Brasil.
Central Depositária	The Central Depositária de Ativos e de Registro de Operações do Mercado, which serves as the custodian of our common and preferred shares (including those represented by ADSs) on behalf of our shareholders.
CGPAR	The Comissão Interministerial de Governança Corporativa e de Administração de Participações Societárias da União (Interministerial Commission on Corporate Governance and the Administration of Corporate Holdings of the Federal Government) is the Brazilian Government institution that establishes procedures related to governance of state-owned companies.
CGU	The Controladoria Geral da União (General Federal Inspector’s Office) is an advisory body of the Brazilian Presidency responsible for assisting in matters related to the protection of federal public property (patrimônio público) and the improvement of transparency in the Brazilian executive branch, through internal control activities, public audits, and the prevention and combat of corruption, among others.
CMN	The Conselho Monetário Nacional (National Monetary Council) is the highest authority of the Brazilian financial system, responsible for the formulation of the Brazilian currency, exchange and credit policy, and for the supervision of financial institutions.
CNODC	CNODC Brasil Petróleo e Gás Ltda.
CNOOC	CNOOC Petroleum Brasil Ltda.
Condensate	Hydrocarbons that are in the gaseous phase at reservoir conditions but condense into liquid as they travel up the wellbore and reach separator conditions.
CONAMA	The Conselho Nacional do Meio Ambiente (National Council for the Environment in Brazil).
CNPE	The Conselho Nacional de Política Energética (National Energy Policy Council) is an advisory body of the President of the Republic assisting in the formulation of energy policies and guidelines.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Glossary	11

CVM	The Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission).
D&M	DeGolyer and MacNaughton, an independent petroleum engineer consulting firm that conducts reserves evaluation of part of our net proved crude oil, condensate and natural gas reserves.
Deepwater	Between 300 and 1,500 meters (984 and 4,921 feet) deep.
Depositary	JPMorgan.
Distillation	The process by which liquids are separated or refined by vaporization followed by condensation.
DoJ	The U.S. Department of Justice.
E&P	Exploration & Production is our business segment that covers the activities of exploration, development and production of crude oil, NGL and natural gas in Brazil and abroad.
ESG	Environmental, Social and Governance.
Eletrobras	Centrais Elétricas Brasileiras S.A.
Exchange Act	Securities Exchange Act of 1934, as amended.
EWT	Extended well test.
Fitch	Fitch Ratings Inc., a credit rating agency.
Focus Survey	The Central Bank of Brazil carries out the Focus Survey compiling forecasts of about 140 banks, asset managers and others institutions.
FPSO	Floating production, storage and offloading unit.
G&P	Gas & Power is our business segment that covers the activities of logistics and trading of natural gas and electricity, transportation and trading of LNG, generation of electricity by means of thermoelectric power plants, as well as holding interests in transportation and distribution companies of natural gas in Brazil and abroad. It also includes natural gas processing and fertilizer operations.
GASLUB Cluster (formely COMPERJ)	Located in southeastern Brazil (Itaboraí, in the state of Rio de Janeiro), the GASLUB Cluster is comprised of the GASLUB Itaboraí UPGNs and other underlying utilities.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Glossary	12

Gaspetro	Petrobras Gás S.A– GASPETRO is our subsidiary, in which we have a 51% equity interest and a holding company with equity interests in 18 Brazilian local gas distribution companies, with Mitsui holding the remaining 49% interest.
GHG	Greenhouse gas.
GSA	Long-term Gas Supply Agreement entered into with the Bolivian state-owned company Yacimientos Petroliferos Fiscales Bolivianos.
GTB	Gás Transboliviano S.A. is a company operating in the natural gas transportation industry, responsible for the administration and operation of the 557 km gas pipeline system in the Bolivian section of the Bolivia-Brazil gas pipeline (“GASBOL”), with an installed capacity of 30 million m³/d. GTB is connected to TBG on the Bolivia-Brazil border in the state of Mato Grosso do Sul.
HCC or Hydrocracking	Conversion of heavier intermediate streams into the middle distillates boiling range (kerosene and diesel) in the presence of specific catalyst, hydrogen and severe conditions of temperature and pressure to produce high quality fuels. Depending on feedstock quality and operational conditions it is possible to direct production towards high quality lubes as well.
HDT or Hydrotreating	Process widely used in oil refining industry to remove heteroatoms such as sulfur and nitrogen from gasoline, kerosene and/or diesel in the presence of specific catalysts, hydrogen and adequate conditions of temperature and pressure. The aim is to adjust composition to comply with fuel specifications.
HSE	Health, Safety and Environment.
IASB	International Accounting Standards Board.
IBAMA	The Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (Brazilian Institute of the Environment and Renewable Natural Resources).
Ibovespa or IBOV	The gross total return index weighted by free float market cap and comprised of the most liquid stocks traded on the B3. It was created in 1968.
IEA	Acordo Individual de Trabalho (individual employment agreement).
IFRS	International Financial Reporting Standards.
Inovar-Auto	This was a government program that proposed automotive industry to invest in research and development of more efficient and safe vehicles in exchange for tax benefits.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Glossary	13

IMO	International Maritime Organization.
IOF	Imposto sobre Operações Financeiras (Brazilian taxes over financial transactions).
IPCA	The Índice Nacional de Preços ao Consumidor Amplo (National Consumer Price Index).
JPMorgan	JPMorgan Chase Bank, N.A.
Lava Jato	Operação Lava Jato, as detailed in “Risks – Risks Factors” and “Legal and Tax – Legal Proceedings – Lava Jato Investigation” in this annual report.
LIBOR	The London Interbank Offered Rate is a benchmark interest rate at which major global banks lend to one another in the international interbank market for short-term loans.
LNG	Liquefied natural gas.
LPG	Liquefied petroleum gas, which is a mixture of saturated and unsaturated hydrocarbons, with up to five carbon atoms, used as domestic fuel.
MME	The Ministério de Minas e Energia (Ministry of Mines and Energy) of Brazil.
Moody’s	Moody’s Investors Service, Inc., a credit rating agency.
ME	The Ministério da Economia of Brazil (Ministry of Economy, former MPDM – Ministério do Planejamento, Desenvolvimento e Gestão).
Natural Gasoline (C5+)	Natural Gasoline C5+ is a NGL produced at natural gas processing plants with a vapor pressure intermediate between condensate and LPG, that may compose a gasoline blend.
Nelson complexity index (NCI)	It is a pure cost index that provides a relative measure of the construction costs of a particular refinery based on its crude and upgrading capacity. The NCI compares the costs of various upgrading units to the cost of a pure crude distillation unit, where more complex refineries are able to produce, more valuable products from a barrel of oil. While the complexity factor is independent of the refinery capacity, multiple units of the same process, like multiple hydrotreaters or coking units, do increase complexity. The NCI is measured on a scale of one to 20, with high numbers corresponding to more complex and expensive refineries.
NGL	The liquid resulting from the processing of natural gas and containing the heavier gaseous hydrocarbons.
NYSE	The New York Stock Exchange.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Glossary	14

OCF	Operating Cash Flow (net cash provided by operating activities).
Oil	Crude oil, including NGLs and condensates.
Oil Products	Produced through processing at refineries such as diesel, gasoline, liquid fuel, LPG and other products.
ONS	The Operador Nacional do Sistema Elétrico (National Electric System Operator) of Brazil.
OPEC	Organization of the Petroleum Exporting Countries.
Operating income (loss)	The line equivalent to Net income (loss) before finance income (expense), results in equity-accounted investments and income taxes derived from our audited consolidated financial statements.
Organic Reserves Replacement Ratio or Organic RRR	Measures the amount of proved reserves added to a company’s reserve base during the year, excluding disposals and acquisitions of proved reserves, relative to the amount of oil and gas produced.
OSRL	The Oil Spill Response Limited.
OTC	Offshore Technology Conference.
Petrochemicals	Chemicals obtained in petrochemical industries such as ethane, propene, benzene, xylenes, polypropylene, polyethylene and others.
PAI	Programa de Aposentadoria Incentivado (Incentive Retirement Program).
PDV	Programa de Desligamento Voluntário (Voluntary Severance Program).
Petros	Fundação Petros de Seguridade Social, Petrobras’ employee pension fund.
Petros 2	Petrobras’ sponsored pension plan.
PFLOPS	One PFLOPS equals the processing capacity of a quadrillion mathematical operations per second.
PGF	Petrobras Global Finance B.V.
PifCo	Petrobras International Finance Company S.A.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Glossary	15

PLR	The Participação nos Lucros e Resultados (Profit Sharing Program) is a remuneration model based on the division of profits with our employees. Our PLR is governed by Brazilian Law 10,101/2000 and follows the guidelines of the Secretariat of Coordination and Governance of State-Owned Companies (“SEST”). These annual guidelines define various aspects of this type of reward, such as format, flow, governance, financial and remuneration limits.
PLSV	Pipe laying support vessel.
PPP	The Prêmio por Performance (Performance Award Program) is part of our Variable Remuneration Program (“PRV”), which is also comprised of the Profit Sharing Program (“PLR”) and is aligned with our strategic objectives, motivating everyone involved to achieve the results and goals defined by management.
Post-salt reservoir	A geological formation containing oil or natural gas deposits located above a salt layer.
PP&E	Property, plant and equipment.
PPSA	Pré-Sal Petróleo S.A.
Pre-salt Polygon	Underground region formed by a vertical prism of undetermined depth, with a polygonal surface defined by the geographic coordinates of its vertices established by Law No. 12,351/2010, as well as other regions that may be delimited by the Brazilian Federal Government, according to the evolution of geological knowledge.
Pre-salt reservoir	A geological formation containing oil or natural gas deposits located beneath a salt layer.
PREVIC	The Superintendência Nacional de Previdência Complementar (National Supplementary Pension Authority).
Proved reserves	Consistent with the definitions of Rule 4-10(a) of Regulation S-X, proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price is the unweighted arithmetic average of the first-day-of-the-month price during the twelve- month period prior to December 31, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The project to extract the hydrocarbons must have commenced or we must be reasonably certain that we will commence the project within a reasonable time. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir or an analogous reservoir, provides support for the engineering analysis on which the project or program was based.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Glossary	16

Proved developed reserves	Reserves that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or for which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserve estimate if the extraction is by means not involving a well.
Proved undeveloped reserves	Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required. Reserves on undrilled acreage are limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. Undrilled locations are classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. Proved undeveloped reserves do not include reserves attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology establishing reasonable certainty.
PTAX	The reference exchange rate for the purchase and sale of U.S. dollars in Brazil, as published by the Central Bank of Brazil.
R&D	Research and development.
RNEST	The Refinaria Abreu e Lima (Abreu e Lima Refinery).
Refining, Transportation and Marketing	Refining, Transportation and Marketing is our business segment that covers the activities of refining, logistics, transport and trading of crude oil and oil products in Brazil and abroad, exports of ethanol, petrochemical operations, such as extraction and processing of shale, as well as holding interests in petrochemical companies in Brazil.
Reserves Replacement Ratio or RRR	Measures the amount of proved reserves added to a company’s reserve base during the year relative to the amount of oil and gas produced.
Reserves to production ratio or R/P	Calculated as the amount of proved reserves of the year relative to the amount of oil and gas produced during the year, indicates a number of years reserves would last if production remains constant.
S&P	Standard & Poor’s Financial Services LLC, a credit rating agency.
Saúde Petrobras	Our new health care plan, since 2021, which replaced the AMS (Assistência Multidisciplinar de Saúde).
SEC	The United States Securities and Exchange Commission.
SELIC	The Central Bank of Brazil base interest rate.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Glossary	17

SEST	The Secretaria de Coordenação e Governança das Empresas Estatais (Secretariat of Coordination and Governance of State-Owned Companies).
Sete Brasil	Sete Brasil Participações, S.A.
Shell	Shell Brasil Petróleo Ltda.
Synthetic oil and synthetic gas	A mixture of hydrocarbons derived by upgrading (i.e., chemically altering) natural bitumen from oil sands, kerogen from oil shales, or processing of other substances such as natural gas or coal. Synthetic oil may contain sulfur or other non-hydrocarbon compounds and has many similarities to crude oil.
SPE	Society of Petroleum Engineers.
SS	Semi-submersible platform.
Strategic Plan	2022-2026 Strategic Plan
TAG	Transportadora Associada de Gás S.A.
TCU	The Tribunal de Contas da União (Federal Auditor’s Office) is a constitutionally established body linked to the Brazilian Congress, responsible for assisting it in matters related to the supervision of the Brazilian Federal Government and its resources with respect to accounting, finance, budget, operational and public property (patrimônio público) matters.
TBG	Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. is a company operating in the natural gas transportation industry, in which we have a 51% equity interest, currently holding long-term permits to operate and manage a 2,593 km gas pipeline system, located mainly in the South and Southeast regions of Brazil, with installed capacity of 30 million m³/d. Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. is connected to GTB, which permits access to Bolivian natural gas and is connected to Nova Transportadora do Sudeste S.A.’s (“NTS”) gas pipeline, which permits access to Brazilian natural gas.
TJLP	The Taxa de Juros de Longo Prazo (Brazil long-term interest rate) is set quarterly by the CMN (as defined above). The rate is used as the benchmark rate for loans from the BNDES to companies.
TotalEnergies	Total E&P do Brasil Ltda.
Transfer of Rights Agreement	An agreement under which the Brazilian Federal Government assigned to us the right to explore and produce up to five billion barrels of oil equivalent “bnboe”) in specified pre-salt areas in Brazil. See “Legal and Tax —Material Contracts” in this annual report.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Glossary	18

Transfer of Rights Agreement (ToR) Surplus	Volume that exceeds what has been contracted under the Transfer of Rights agreement in specified pre-salt areas. See “Legal and Tax — Material Contracts” in this annual report.
Transpetro	Petrobras Transporte S.A.
TRI	Total recordable injury per million man-hour frequency rate.
Ultra-deepwater	Over 1,500 meters (4,921 feet) deep.
UPGN	Unidade de Processamento de Gás Natural (Natural-gas processing Units). A natural gas processing plant is a facility designed to process raw natural gas from the offshore production fields by separating impurities and various non-methane hydrocarbons and fluids through different technologies to produce specified natural gas for final consumption. Through the process a gas processing plant can also recover natural gas liquids (condensate, natural gasoline and liquefied petroleum gas) with higher added value.
Vibra (Formerly “BR Distribuidora”)	Vibra Energia, S.A.
YPFB	Yacimientos Petroliferos Fiscales Bolivianos.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

About us	20

About us

We are a Brazilian company with 45,532 employees (including subsidiaries in Brazil and abroad) committed to being the best energy company in terms of value creation, with a focus on oil and gas, sustainability, safety, and respect for people and the environment. We are one of the largest companies in market capitalization in Latin America, with a market capitalization of US$69.2 billion as of December 31, 2021. We are one of the largest producers of oil and gas in the world, primarily engaged in exploration and production, refining, energy generation and trading. We have a large proven reserve base and have acquired expertise in deep and ultra-deepwater exploration and production since we started exploring Brazilian offshore basins decades ago, following our first subsea well in the Campos Basin in 1971.

Datasheet

Name of the company: Petróleo Brasileiro S.A. – Petrobras

Date of Incorporation: 1953

Country of Incorporation: Brazil

Registration number at the CVM: 951-2

Central Index Key (or “CIK”) at the SEC: 0001119639

Address of principal executive office: Avenida República do Chile 65, 20031-912, Rio de Janeiro, RJ, Brazil

Telephone number: (55 21) 3224 2401

Corporate and investor relations websites: www.petrobras.com.br and www.petrobras.com.br/ir.

The information available on our website is not and shall not be deemed to be incorporated by reference to this annual report.

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

About us	21

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

Our business, however, goes beyond oil and gas exploration and production. It entails a long process through which we get the oil and gas to our refineries and gas treatment units which are themselves in constant evolution to supply the best products.

We operate the majority of the refining capacity in Brazil. Our refining capacity is substantially concentrated in southeast of Brazil, within the country’s most populated and industrialized markets and adjacent to the sources of most of our crude oil, in the Campos and Santos Basins. We meet our demand for oil products through a planned combination of domestic refining of crude oil and oil products imports, seeking value creation. We are also involved in the production of petrochemicals through stakes in some companies. We distribute oil products through wholesalers and retailers.

We also participate in the Brazilian natural gas market, including the logistics, distribution and processing of natural gas.

To meet the domestic demand, we process natural gas derived from our onshore and offshore production (mainly from fields of the Campos, Espírito Santo and Santos Basins), import natural gas from Bolivia and import liquefied natural gas (“LNG”) through our regasification terminals. We also participate in the domestic power market primarily through our investments in gas-fired, fuel oil and diesel oil thermoelectric power plants.

We currently divide our business into three main segments:

▪	Exploration and Production (“E&P”): this segment covers the activities of exploration, development and production of crude oil, Natural Gas Liquids (“NGL”) and natural gas in Brazil and abroad, for the primary purpose of supplying our domestic refineries. The E&P segment also operates through partnerships with other companies, including holding interests in non-Brazilian companies in this segment.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

About us	22

▪	Refining, Transportation and Marketing (“Refining” or “RT&M”): this segment covers the activities of refining, logistics, transport, marketing and trading of crude oil and oil products in Brazil and abroad, exports of ethanol, petrochemical operations, such as extraction and processing of shale, as well as holding interests in petrochemical companies in Brazil.
▪	Gas and Power (“G&P”): this segment covers the activities of logistics and trading of natural gas and electricity, transportation and trading of LNG, generation of electricity by means of thermoelectric power plants, as well as holding interests in transportation and distribution companies of natural gas in Brazil and abroad. It also includes natural gas processing and fertilizer operations.

Activities that are not attributed to the business segments are classified as “Corporate and Other Businesses” including, notably those related to corporate financial management, corporate overhead and other expenses, provision for the class action settlement, and actuarial expenses related to the pension and medical benefits for retired employees and their dependents. It also comprises biofuels and distribution businesses. The biofuels business covers the activities of production of biodiesel and its co-products and ethanol. The distribution business covers the equity interest in our associate Vibra Energia (formerly BR Distribuidora) until July 2021 (when we sold our remaining interest in this company), and the business for the distribution of oil products abroad (in South America).

For further information regarding our business segments, see Notes 12 and 30 to our audited consolidated financial statements, as well as “Operating and Financial Review and Prospects” in this annual report.

Until February 2021 we had activities in eight countries besides Brazil (i.e., Argentina, Bolivia, Colombia, Uruguay, the U.S., Netherlands, United Kingdom and Singapore). In February 2021 we ended our operational activities in Uruguay with the sale of our shares in the distribution company, and, in July 2021, we ended our trading activities in the United Kingdom and have concentrated our European activities in the Netherlands only. As a result of these changes, as of March 2022 we have activities in six countries besides Brazil (i.e., Argentina, Bolivia, Colombia, the U.S., the Netherlands, and Singapore).

In Latin America, our operations include upstream, marketing, and retail services. In North America, we produce oil and gas through a joint venture. We have controlled companies that support our trading and financial activities in Rotterdam, Houston, and Singapore. These companies act as complete and active trading desks for markets worldwide, and are responsible for market intelligence and trading of oil, oil products, natural gas, commodity derivatives and shipping.

We operate through 20 direct subsidiaries (18 incorporated under the laws of Brazil and two incorporated abroad) and two direct joint operations as listed below. We also have indirect subsidiaries, including Petrobras Global Finance B.V. (“PGF”).

Companies	Location	Our shareholding	Other shareholders
Petrobras Transporte S.A. – Transpetro	Brazil	100.00%	—
Petrobras Logística de Exploração e Produção S.A. – PB-LOG	Brazil	100.00%	—
Petrobras Gás S.A. - Gaspetro	Brazil	51.00%	Mitsui Gás e Energia do Brasil Ltda (49%)
Petrobras Biocombustível S.A.	Brazil	100.00%	—
Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. – TBG	Brazil	51.00%	BBPP Holdings Ltda. (29%) YPFB Transporte S.A. (19.88%) Corumba Holding S.À.R.L. (0.12%)
Procurement Negócios Eletrônicos S.A.	Brazil	72.00%	SAP Brasil Ltda. (17%) Accenture do Brasil S.A. (11%)

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

About us	23

Araucária Nitrogenados S.A.	Brazil	100.00%	—
Termomacaé S.A.	Brazil	100.00%	—
Termobahia S.A.	Brazil	98.85%	Petros (1.15%)
Baixada Santista Energia S.A.	Brazil	100.00%	—
Petrobras Comercializadora de Energia S.A. – PBEN	Brazil	100.00%	—
Fundo de Investimento Imobiliário RB Logística – FII	Brazil	99.15%	Pentágono SA DTVM (0.85%)
Petrobras Comercializadora de Gás e Energia e Participações S.A. – PBEN-P	Brazil	100.00%	—
Fábrica Carioca de Catalisadores S.A. – FCC(1)	Brazil	50.00%	Albemarle Brazil Holding Ltda. (50%)
Ibiritermo S.A.(1)	Brazil	50.00%	Edison S.p.A (50%)
Petrobras International Braspetro – PIB BV	Abroad	100.00%	—
Braspetro Oil Services Company – Brasoil	Abroad	100.00%	—
Refinaria de Mucuripe S.A(2)	Brazil	100.00%	—
Refinaria de Canoas S.A.(2)	Brazil	100.00%	—
Paraná Xisto S.A.(2)	Brazil	100.00%	—
Refinaria de Manaus S.A.(2)	Brazil	100.00%	—
Associação Petrobras de Saúde(3)	Brazil	93.47%	Transpetro (6.09%) TBG (0.26%) Pbio (0.13%) Termobahia (0.05%)
(1)	Joint operations.
(2)	Companies legally established, with capital contribution of US$58.000 for each company, for the subsequent divestment of these refineries.
(3)	A non-profit association that operates our new supplementary health care plan (Saúde Petrobras) since 2021.

For an extended list of our subsidiaries and joint operations, including each of their full names, jurisdictions of incorporation and our percentage of equity interest, see Exhibit 8.1 to this annual report and Note 29 to our Financial Statements. Additionally, we participate in consortia that engage in the exploration of blocks and the production of oil fields in Brazil – see “Our Business— Exploration and Production — Overview” for more details.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

About us	24

2021 Highlights

Consolidated Corporate Indicators

Sales Revenues
(US$ Million)
76,589
53,683
83,966
2019
2020
2021
Operating Income/Loss[1]
(US$ Million)
20,614
10,063
37,584
2019
2020
2021
Gross Debt
(US$ Million)
87,121
75,538
58,743
2019
2020
2021
Capital Expenditures
(US$ Million)
27,413
8,056
8,772
2019
2020
2021
Dividend paid per share[2]
(US$)
0.23
0.18
0.15
0.15
1.42
1.42
2019
2020
2021
PETR3
PETR4
Total Recordable Injury Rate – TRI[3]
0.76
0.56
0.54
2019
2020
2021
Spilled Volume[4]
(M³)
415
217
12
2019
2020
2021
GHG Emission[5]
(Million tons of CO₂e)
59
56
62
2019
2020
2021

1) Operating Income/Loss is equivalent to the line item Net income (loss) before finance income (expense), results in equity-accounted investments and income taxes derived from our audited consolidated financial statements.

2) Dividends declared in reais and converted into US dollars considering the exchange rate prevailing at the date of the Board of Directors' approval for anticipations and the year-end rate for the annual complementary dividends. ADS holders will receive these distributions in proportion to the number of underlying common or preferred shares that such ADSs represent.

4) Sum of oil (or oil products) spills volumes that were individually greater than 1 barrel, that reached water bodies or non-waterproofed soil. The volumetric criterion (>1 barrel) is used in the corporate indicator of Oil and Oil Products Spills and is aligned with the National Oil Agency – ANP Manual for reporting incidents for E&P activities. Spills originated by illegal taps were not accounted.

5) In 2021, emissions were higher than previous two years due to atypical thermoelectric dispatch in a year of water scarcity. It is circumstantial and does not affect the commitment to reduce absolute operational emissions.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

About us	25

2021 HIGHLIGHTS

Operational Indicators

Oil and Natural Gas Production
(Millions boed)

2.77
2.84
2.77
2019
2020
2021

Refining Cost
(US$/bbl)

2.46
1.70
1.66
2019
2020
2021

Power Generation
(Average MW)

2,028
1,756
3,419
2019
2020
2021

Lifting Cost - Brazil [1]
(USD/Boe)

7.8
5.2
5.0
2019
2020
2021

Brazilian Sales and Oil Products Production
(Mbbl/d)

1,754
1,664
1,806
1,779
1,828
1,852
2019
2020
2021
Sales
Production

Proved Reserves
(Millions boe)

9,590
8,816
9,878
2019
2020
2021

Carbon Intensity - Refining
(Kg CO_2e/CWT)

41.7
40.2
39,7
2019
2020
2021

Carbon Intensity - E&P
(Kg CO_2e/boe)

17.3
15.9
15.7
2019
2020²
2021

1) Does not include leases.
2) Revised value after third-party certification completed on July 21, from 15.8 KgCO_2e/boe to 15.9 KgCO_2e/boe.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Risks	27

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

Activities related to the oil and gas business present high risks, generally because they involve high temperatures and pressures. Our activities, particularly those in deep and ultra-deepwaters and refining, present several risks, such as oil and product leakage, fires and explosions in refineries and exploration and production units, including platforms, ships, pipelines, terminals and losses of containment in dams, among others in assets owned or operated by us. These events can occur due to technical failures, human errors or natural disasters, among other factors. The occurrence of one of these events, or other related incidents, may result in health impacts on our workforce and/or surrounding communities, fatalities and environmental damage. They can also cause material damage, production losses, financial losses and, in certain circumstances, liability in civil, labor, criminal, environmental and administrative proceedings. As a result, we may incur expenses related to mitigation, recovery and/or compensation for the damages caused.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Risks	28

We are also exposed to corporate security risks from acts of intentional interference by third parties in our pipelines and nearby areas, especially illegal taps (thefts) of oil and oil products, mainly in the states of São Paulo and Rio de Janeiro. If this interference continues, it may result in accidents of small or large proportions, including leaks or damage in our facilities, increase risk to the people and the communities around these facilities, which may affect the continuation of our operations, cause damage to our image and lead to payment of fines and indemnities to the parties affected, all of which can negatively impact our results. For more information, please see “Our Business – Exploration and Production” and “Environment, Social and Governance” in this annual report.

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

We may face greater competitive forces in the downstream market in Brazil, with the emergence of new companies competing against us in this sector. If we are unable to maximize return on capital employed, reduce costs, sell our products competitively, and implement new technologies in our business, we may encounter adverse effects on our results and operations.

Additionally, in the upstream market, we may not be successful in acquiring exploration blocks in future bidding rounds if our competitors are able to bid based on better cost and capital structures than us. In that case, we may therefore have difficulty in repositioning our portfolio towards upstream assets that offer higher profitability and competitive advantage, especially in the pre-salt layer, which could negatively affect our results.

In addition, changes in the regulatory framework and inquiries regarding compliance with antitrust and competition laws may subject us to penalties, business restrictions and difficulties in renewing concessions, adversely affecting our operations, results and reputation.

We have signed commitment agreements with the Administrative Council for Economic Defense (“CADE”) and the National Petroleum, Natural Gas and Biofuels Agency (“ANP”). Under the agreements, we committed to divesting some of our shareholding interests in companies and assets in the gas transportation and distribution segments and to renounce some of the contracted transportation network capacity (of injection and withdrawal volumes), in furtherance of creating more competitive conditions to encourage new economic agents to enter the downstream market. Failure to comply with these commitment agreements may result in negative impacts such as administrative proceedings and fines, as well as harm our image and reputation.

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

Moreover, information security failures, including automation systems, either due to external acts, deliberate or unintentional, such as malware, hacking and cyberterrorism, or internal ones, such as negligence and misuse of IT systems by employees or contractors, may also cause impacts on our business, our reputation, our relationship with stakeholders and external agents (government, regulatory bodies, partners, suppliers and others), our strategic positioning towards our competitors and our results. According to Brazilian Law No. 13,709/2018 – Lei Geral de Proteção de Dados Pessoais (“LGPD”), we will be subject to penalties in cases of disclosure or misuse of personal information.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Risks	29

Personal data currently in our possession largely includes our employees’ data, such as health information, but also the data of clients and visitors to our facilities. Failure to comply with the requirements established by the LGPD may result in administrative sanctions, including warnings, fines, publication of the infraction, blocking access to personal data and elimination of personal data.

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

We also face specific risks for oil and gas projects. Despite our experience in the exploration and production of oil in deepwater and ultra-deepwater and the continuous development of studies during the planning stages, the quantity and quality of oil and gas produced in a certain field will only be fully known in the phases of deployment and operation, which may require adjustments throughout the project lifecycle and its expected rate of return.

There are also risks related to potential delays in the execution of oil and gas projects, which could result in the mismatch of required dates between upstream and downstream projects (e.g., delay in onshore infrastructure, impacting offshore flow of oil and gas, and onshore gas transportation). Additionally, we face risks associated with unplanned downtime events of critical assets (such as the natural gas and LNG chain) that can also impact offshore and onshore flow and may compromise the continuity of our business production chain.

Furthermore, decommissioning projects have grown and become more relevant to our portfolio as concession contracts and production systems expire. With the recent publication of Resolution ANP 817/2020, we might face some difficulties in defining the scope of these decommissioning projects and meeting the regulation requirements, particularly in light of our and the industry’s learning curve in this area. Although our decommissioning plans have been developed in compliance with applicable law, these plans may face scrutiny from our stakeholders or fail to meet market demand or expectations with respect to environmental, social and governance practices. As a result, our image and reputation may be adversely affected, which could in turn have an adverse effect on our business, financial condition and results of operations.

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

External factors, such as the decline of oil prices, exchange rate fluctuations, the deterioration of the Brazilian economy and global economic conditions, the Brazilian political scenario, judicial and administrative decisions, the passing of new legislation, among other unpredictable factors, may reduce, delay or hinder sale opportunities for these assets or affect the price at which we can sell them.

Our Strategic Plan is adapted from time to time by our management; we cannot assure you that our Strategic Plan will not be changed in the future. In the event our Strategic Plan changes based on the decisions of the Brazilian federal government as our controlling shareholder, our divestment plan might be revised. See “— Government Ownership and Country Risks —The Brazilian federal government, as our controlling shareholder, may pursue certain macroeconomic and social objectives through us that may have a material adverse effect on us” in this annual report. In addition, any changes to our Board of Directors and our management team may affect not only our ability to implement our Strategic Plan, but whether that Strategic Plan remains in place, as well as the direction of any subsequent strategic plans, including decisions related to the management of our operations and investments.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Risks	30

If we are unable to successfully implement our planned partnerships and divestments, or if our divestment plan is modified, this may negatively impact our business, results and financial condition, including by potentially exposing us to short and medium-term liquidity constraints.

Climate change could impact our results and strategy.

Climate change poses new challenges and opportunities for our business. With the aggravation of climate change and advances in agreements and regulations, if we do not prepare for the new global challenges we may incur fines and/or higher taxes, impacting our cash flow, and lose competitiveness, diminishing shareholder value. Changes in environmental conditions could potentially impact some of the conditions more crucial to our assets, such as water availability for our refineries and thermoelectric plants and wave, wind and ocean current patterns for our offshore platforms.

More stringent environmental regulations, including policy-driven responses to climate change such as regulated greenhouse gas (GHG) emission and others mitigation responses, can result in a potential increase in our operating costs and reduce production. The Brazilian federal legislature is in the final stages of considering the establishment of a regulatory framework for the adoption of a carbon-pricing instrument to reduce GHG in Brazil.

Recent increases in numbers of climate litigation around the world highlight this risk. Environmental laws that may be implemented in the future could increase litigation risks and have a material adverse effect on us.

A growing number of investors seek to align their investments with medium and long-term climate policies. The increased perception of climate risks by investors, together with greater regulatory restrictions related to carbon intensive sectors, can lead to greater difficulty in accessing capital and increased costs. Investors based in countries that have committed to the Paris Agreement with stronger decarbonization targets tend to experience even stronger pressures in their investment decisions.

Society's increasing concerns over climate change may have negative impacts on the demand for our products and services, such as a reduction in fossil fuel consumption due to the energy transition. The global energy matrix may accelerate towards a more renewable profile, with the inclusion of products that substitute fossil fuels and the increased use of electricity for urban mobility.

We foresee increasing pressure to develop and utilize technological options to improve the operational emissions performance in order to keep pace with the demands of a low-carbon world. Risk arises from the lack of investment and insufficient performance in technologies and products that could be applied to our business. If we are not able to reduce our carbon emissions and demonstrate this commitment, we could be exposed to a material adverse effect on our earnings and financial condition.

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

Our ability to obtain additional reserves depends upon exploration activities, which demand significant capital investments, expose us to the inherent risks, and may not lead to the discovery of commercially producible crude oil or natural gas reserves. We may also obtain additional reserves by proposing and implementing new development projects. Deepwater and ultra-deepwater reservoirs exploitation demands significant investments and involves numerous factors beyond our control, such as significant changes in economic conditions, delays in availability of offshore equipment and critical resources, and unexpected operational conditions, including equipment failures or incidents, that may cause operations to be curtailed, delayed or cancelled.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Risks	31

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

Strikes, work stoppages or other forms of labor unrest at any of our facilities or in major suppliers, contractors or their facilities or in sectors of society that affect our business could impact our ability to continue our operations.

Our success also depends on our ability to continue to train and qualify our personnel so they can assume qualified senior positions in the future. We cannot assure you that we will adequately allocate and train our workforce, nor that we will be able to achieve this goal without incurring additional costs. Any such failure could adversely affect our results and our business.

We rely on suppliers of goods and services for the operation and execution of our projects and, as a result, we may be adversely affected by failures or delays of such suppliers.

We are susceptible to the risks of performance, product quality and capability within our supply chain. If our suppliers and service providers delay or fail to deliver goods and services owed to us, we may not meet our operational goals within the expected timeframe. In this case, we may ultimately need to postpone one or more of our projects, which may have an adverse effect on our results and financial condition.

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

It is part of our policy to respect human rights and to maintain responsible relations with the communities where we operate and to be diligent with suppliers. However, the various locations where we operate are exposed to a wide range of issues related to political, social and economic instability, as well as intentional acts, such as illegal diversion, crime, theft, sabotage, roadblocks and protests. We cannot control the changes in local dynamics and the expectations of the communities where we operate and establish our businesses.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Risks	32

Social impacts that result from our decisions and direct and indirect activities – especially those related to divestments and decommissioning – and disagreements with these communities and local governments may affect the schedule or budget of our projects, hinder our operations due to potential lawsuits, have a negative financial impact and harm our image and reputation.

Water scarcity in some regions where we operate may impact the availability of water in the quantity and/or quality required for our operations, as well as difficulties in obtaining grants of the right to use water resources, impacting the business continuity of our industrial units.

We have industrial facilities that demand the use of water, ranging from large users such as refineries to small users like distribution bases and terminals that, although not very hydro-intensive, are logistically important within our chain. In recent years, several regions of the world, including some regions in Brazil, have experienced events of shortage of freshwater, including for public consumption. Climate change and related impacts may heighten this risk. In case of water scarcity, the grants pursuant to which we have the right to use water resources may be suspended or temporarily modified and, as a result, we may be required to reduce or suspend our production activities, because the availability of water for public consumption and watering of animals has priority over industrial use. This may temporarily jeopardize our business continuity, as well as generate financial impacts on us and our image.

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

Changes in the economic, regulatory, business or political environment in Brazil or other markets where we operate, such as significant decline in international crude oil and gas prices, depreciation of the real, as well as changes in financing conditions, such as deterioration of risk perception and interest rates, for such projects, among other factors, may affect the original profitability estimates of our projects, which could adversely affect our results.

The ability to develop, adapt and access new technologies is fundamental to our competitiveness.

The availability of technologies that ensure the maintenance of our reserve rates and the viability of production in an efficient manner, as well as the development of new products and processes that respond to environmental regulations to reduce the carbon intensity of our emissions and new market trends, play a key role in increasing our long-term competitiveness. If we are no longer at the technological frontier for oil and gas exploration in ultra-deepwaters, our performance could weaken relative to other companies in the sector, putting our long-term strategy at risk.

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Risks	33

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

Upon completion of each divestment or partnership (post-closing stage), we must perform integrated management and monitoring of the actions required and provided according to the contracts related to each project, paying attention to the fulfillment of the obligations established for the buyer and the seller. In the event of non-compliance with these obligations, the financial adjustments between the parties may show results different from the ones expected at the time of divestment or partnership. In addition, as determined by the ANP in the event of total or partial sale of our participation in E&P contracts, we remain jointly liable for abandonment costs after the new concessionaire’s production closes, should it default on this task. Such joint liability covers obligations arising prior to or after the transfer, provided that it arises from activities carried out on a date prior to the transfer. The same is true for any environmental liabilities.

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

Although we have significantly reduced our participation abroad, we still operate and have businesses in several countries, particularly in South America in areas where there may be political, economic and social instabilities. In such regions, external factors may adversely affect the results and the financial condition of our subsidiaries in these countries, for example: (i) the imposition of price controls; (ii) the imposition of restrictions on hydrocarbon exports; (iii) the fluctuation of local currencies against the real; (iv) nationalization of our oil and gas reserves and our assets; (v) increases in export tax and income tax rates for oil and oil products; and (vi) unilateral (governmental) and contractual institutional changes, including controls on investments and limitations on new projects.

If one or more of the risks described above occurs, we may lose part or all of our reserves in the affected country and may also fail to achieve our strategic objectives in these countries, or in our international operations as a whole, which may negatively impact our results and financial resources.

The performance of companies licensed to use our brands may impact our image and reputation.

Our divestment plan includes the partial or total sale of our companies in the fuel distribution segment and some of these businesses involve licensing agreements for our brands. Once a licensee holds the right to display our brands in products, services and communications, it can be perceived by stakeholders as ourselves, our legitimate representative or spokesperson. Licensees’ actions or events related to their business, such as, failures, accidents, errors in business performance, environmental crises, corruption scandals and improper use of our brand, among other factors, may negatively impact our image and reputation, with possible financial losses.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Risks	34

Financial Risks

Our cash flow and profitability are exposed to the volatility of prices of oil, gas and oil products.

Most of our revenue derives primarily from sales of crude oil, oil products and, to a lesser extent, natural gas. International prices for oil and oil products are volatile and strongly influenced by conditions and expectations of world supply and demand. In addition, public health epidemics and pandemics (such as the Covid-19 pandemic) could affect oil prices and demand, which, consequently, may affect our financial results. Volatility and uncertainty in international oil prices are structural and likely to continue. Changes in oil prices usually result in changes in the prices of oil products and natural gas.

Currently, diesel and gasoline prices are defined taking into account the international import parity price, margins to remunerate the risks inherent in our operations and the level of market share. Price adjustments can be made at any time. Since one of our pricing objectives is to maintain fuel prices in parity with global market trends, substantial or extended declines in international crude oil prices may have a material adverse effect on our business, results and financial condition, and may also affect the value of our proved reserves. Additionally, the periodicity of the fuel readjustments, determined by us, may be revised due to exogenous factors that affect our customers, such as the transportation sector, among others and consequently, our business.

In the past, our management has adjusted our pricing of oil, gas and oil products from time to time. In the future, there may be periods during which our product prices will not be at parity with international product prices. Actions and legislation imposed by the Brazilian government, as our controlling shareholder, could affect these pricing decisions. The Brazilian President has, at times, made statements regarding the need to modify and adjust our pricing policy for domestic conditions. In view of the statements made by the Brazilian President, a new management team or Board of Directors may propose changes to our pricing policies, including a decision that such policies may not seek for alignment with international price parity. See “—Government Ownership and Country Risks —The Brazilian federal government, as our controlling shareholder, may pursue certain macroeconomic and social objectives through us that may have a material adverse effect on us.” We cannot guarantee that our way of setting prices will not change in the future. Changes to our fuel pricing policy could have a material adverse impact on our businesses, results, financial condition, and the value of our securities.

Market fluctuations, related to political instability, acts of terrorism, armed conflict and war in various regions of the world, may have a material adverse effect on our business.

Geopolitical risk factors have recently become more prominent in the world. As a result of the ongoing military conflict involving Russia and Ukraine, the price of WTI and natural gas prices have remained extremely volatile. Such military conflict and the effect of the resulting economic sanctions imposed on Russia and certain Russian citizens and enterprises could have a negative effect on the global economy, including Brazil. As of the date of this annual report, we are unable to predict the extent of this conflict and its impacts on our business. Potential supply chain disruptions, as well as high oil and natural gas prices, could have an adverse effect on the demand for our goods and services and the price of our securities.

Other events that may lead to market fluctuations could affect, directly or indirectly, the oil industry, which could negatively impact our business and result in substantial losses.

We have substantial liabilities and may be exposed to significant liquidity constraints in the near and medium term, which could materially and adversely affect our financial condition and results.

We have incurred in a substantial amount of debt related to investments decisions taken in the past and in order to finance the capital expenditures needed to meet our long-term objectives.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Risks	35

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

As of December 31, 2021, 87.3% of our finance debt was denominated in currencies other than the real. A further depreciation of the real against other currencies will increase our debt service in reais, as the amount of reais necessary to pay principal and interest on foreign currency debt will increase with this depreciation.

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

As of December 31, 2021, 37.3% of our finance debt consisted of floating rate debt. We generally do not enter into derivative contracts or similar financial instruments or make other arrangements with third parties to hedge against the risk of an increase in interest rates.

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

The obligations relating to our pension plan (“Petros”) and health care benefits are estimates, which are reviewed annually, and may diverge from actual future contributions due to changes in market and economic conditions, as well as changes in actuarial assumptions.

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

In addition, we and Petros face risks relating to pension funds in lawsuits that may occasionally require additional disbursements from us.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Risks	36

With respect to health care benefits, the projected cash flows can also be impacted by (i) higher medical costs than expected; (ii) additional claims arising from the extension of benefits; and (iii) difficulties in adjusting the contributions of participants to reflect increases in health care costs.

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

We are currently party to numerous legal, administrative and arbitration proceedings relating to civil, administrative, tax, labor, environmental and corporate claims filed against us. These claims involve substantial amounts of money and other remedies, and the aggregate cost of unfavorable decisions could have a material adverse effect on our results and financial condition.

We may be frequently affected by changes in rules and regulation.

In addition, changes in rules and regulations applicable to us may have a material adverse effect on our financial condition and results.

These legal, administrative and arbitration proceedings can have a negative impact on our results due to their outcome, such as contracts’ termination and/or the revision of governmental authorizations.

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Risks	37

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

Potential adverse developments in the Lava Jato investigation or other future investigations regarding the possibility of noncompliance with the U.S. Foreign Corrupt Practices Act could adversely affect us. Violations of this or other laws may require us to pay fines and expose us and our employees to criminal sanctions and civil suits.

The Lava Jato investigation is still in progress by Brazilian authorities and additional relevant information affecting our interests may come to light. Adverse developments could negatively impact us and could divert the efforts and attention of our management team from our ordinary business operations. In connection with any further investigations or proceedings carried out by any authorities in Brazil or in any other jurisdiction arising out of Lavo Jato, or other possible noncompliance with the U.S. Foreign Corrupt Practices Act or other laws, we may be required to pay fines or other financial relief, or consent to injunctions or orders on future conduct or suffer other penalties, any of which could have a material adverse effect on us.

We may face additional proceedings related to the Lava Jato investigation.

We are currently party to a collective action commenced in the Netherlands, an arbitration proceeding in Argentina, and arbitration and judicial proceedings commenced in Brazil concerning the Lavo Jato investigation. In each case, the proceedings were brought by investors (or entities that allegedly represent investors’ interests) who purchased our shares traded on the B3 Stock Exchange or other securities issued by us outside of the United States, alleging damages caused by facts uncovered in the Lava Jato investigations.

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Risks	38

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

Moreover, we have operational units in several metropolitan regions of the country and, in some of these locations, the concentration of pollutants generated by a variable set of polluters (industries, passenger cars, trucks, etc.) may exceed the air quality standards defined by legislation. In 2018, more restrictive air quality standards were defined by federal and state environmental agencies, which may increase the demands for implementation of technological improvements that provide the reduction of air pollution on industrial units like refineries, electric power plants and terminals installed in regions that already have air quality problems. This could include obstacles to obtaining or renewing operating licenses and the need to adopt new environmental control practices such as new types of practices, increasing the frequency of monitoring emissions and installing new environmental protection equipment, generating higher costs for us. There is also a risk that the use of fuels will be subject to restrictions related to the level of pollutant emissions, which may increase the need for investments in refineries or loss of market. It is possible that our efforts to comply with such regulations will result in increased expenditures, and failure to comply with such regulations could cause damage to our public image and lead to payment of fines and indemnities to the parties affected.

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

We are subject to tax rules and regulation that may be interpreted differently over time, or that may be interpreted differently by us and Brazilian tax authorities (including the federal, state and municipal authorities), which could have a financial impact on our business. In some cases, when we have exhausted all administrative appeals relating to a tax contingency, further appeals must be made in the judicial courts, which may require that, in order to appeal, we provide collateral to judicial courts, such as the deposit of amounts equal to the potential tax liability in addition to accrued interest and penalties. In certain of these cases, settlement of the matter may be a more favorable option for us.

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Risks	39

Differences in interpretations and new regulatory requirements by the agencies in our industry may result in our need for increased investments, expenses and operating costs, or may cause delays in production.

Our activities are subject to regulation and supervision by regulatory agencies, such as ANEEL, ANP, ANTAQ and CADE. Issues such as market concentration across the natural gas and downstream value chains, local content requirements, procedures for the unification of areas, definition of reference prices for the calculation of royalties and governmental participation, oil products specifications, rules related to the temporary and definitive abandonment of wells, among others, are subject to a regulatory regime overseen by Brazilian regulatory agencies.

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

According to our Related Party Transactions Policy, transactions with related parties must be entered into on market terms, executed in the best interest of the company, without conflict of interest and in compliance with the necessary requirements: competitiveness, compliance, transparency, equity and reciprocity. Decision processes surrounding such transactions must be objective and documented. Further, we must comply with rules related to adequate disclosure of information, in accordance with the applicable legislation and as determined by the CVM and the SEC. The possible failure of our process to identify and deal with these situations may adversely affect our economic and financial condition, as well as lead to regulatory assessments by agencies.

We may be required by courts to guarantee the supply of products or services to defaulted counterparties.

As a company controlled by the federal government and operating throughout Brazil, we may be required by the Brazilian courts to provide products and services to clients, whether public or private institutions, with the purpose of guaranteeing supplies to the domestic oil and gas market, even in situations where these clients and institutions are in default with contractual or legal obligations or where no contractual or legal obligation to provide those services or products exists. See “Legal and Tax – Legal Proceedings” in this annual report. Although we typically appeal these decisions to higher courts, a requirement that we provide such supply in exceptional situations may adversely affect our financial position.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Risks	40

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

Presidential elections in Brazil occur every four years, and changes in elected representatives may lead to a change of the members of our Board of Directors appointed by the controlling shareholder or changes in our management team, which may further impact the implementation of our business strategy, including our Strategic Plan, Pricing Policy, Dividend Policy and guidelines, as mentioned above.

As our controlling shareholder, the Brazilian federal government has guided and may continue to guide certain macroeconomic and social policies through us, pursuant to Brazilian law. Accordingly, we may make investments, incur costs and engage in transactions on terms that may have an adverse effect on our results and financial condition.

For further information relating to potential changes to the composition of our Board of Directors, see “Management and Employees – Management – Board of Directors” in this annual report.

Fragility in the performance of the Brazilian economy, regulatory changes and investor perception of these conditions may adversely affect the results of our operations and our financial performance and may have a material adverse effect on us.

Our activities are strongly concentrated in Brazil. Economic policies adopted by the Brazilian federal government may have important effects on Brazilian companies, including us, and on market conditions and prices of Brazilian securities. Our financial condition and results may be adversely affected by several factors, such as:

▪	exchange rate movements and volatility;
▪	inflation;
▪	financing of government fiscal deficits;
▪	price instability;
▪	interest rates;
▪	liquidity of domestic capital and lending markets;
▪	tax policy;
▪	regulatory policy for the oil and gas industry, including pricing policy and local content requirements;
▪	allegations of corruption against political parties, elected officials or other public officials, including allegations made in relation to the Lava Jato investigation; and
▪	other diplomatic, social and economic developments in or affecting Brazil.

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Risks	41

The Brazilian political environment has been considered polarized in the past few years. Brazil had not fully recovered from the impact of the 2015-2016 economic crisis when the country began feeling the effects of the Covid-19 pandemic in early 2020, which severely affected the economy and increased political tensions.

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

Holders of ADSs who are residents of the United States may not be able to exercise the preemptive rights relating to the common or preferred shares underlying our ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common or preferred shares relating to these preemptive rights, and therefore we may not file any such registration statement. If a registration statement is not filed and an exemption from registration does not exist, JPMorgan, as depositary, will attempt to sell the preemptive rights, and holders of ADSs will be entitled to receive the proceeds of the sale. However, the preemptive rights will expire if the depositary cannot sell them. For a more complete description of preemptive rights with respect to the common or preferred shares, see “Shareholder Information – Shareholders’ Rights – Other Shareholders’ Rights” in this annual report.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Risks	42

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

In addition, a portion of our ADSs represents our preferred shares. Under Brazilian Corporate Law and our Bylaws, except for specific situations, holders of preferred shares do not have the right to vote in shareholders’ meetings. Holders of ADSs representing preferred shares are not entitled to vote most of decisions as well. See “Shareholders – Shareholders’ Rights – Shareholders’ Meetings and Voting Rights” in this annual report.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Risks	43

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

PGF’s obligation to make payments on the PGF notes is supported by our obligation under the corresponding guaranty. We have been advised by our external U.S. counsel that the guaranty is valid and enforceable in accordance with the laws of the State of New York and the United States. In addition, we have been advised by our general counsel that the laws of Brazil do not prevent the guaranty from being valid, binding and enforceable against us in accordance with its terms. In the event that U.S. federal fraudulent conveyance or similar laws are applied to the guaranty, and we, at the time we entered into the relevant guaranty:

▪	were or are insolvent or rendered insolvent by reason of our entry into such guaranty;
▪	were or are engaged in business or transactions for which the assets remaining with us constituted unreasonably small capital; or
▪	intended to incur or incurred, or believed or believe that we would incur, debts beyond our ability to pay such debts as they mature; and
▪	in each case, intended to receive or received less than reasonably equivalent value or fair consideration therefor, then our obligations under the guaranty could be avoided, or claims with respect to that agreement could be subordinated to the claims of other creditors. Among other things, a legal challenge to the guaranty on fraudulent conveyance grounds may focus on the benefits, if any, realized by us as a result of the issuance of the PGF notes. To the extent that the guaranty is held to be a fraudulent conveyance or unenforceable for any other reason, the holders of the PGF notes would not have a claim against us under the relevant guaranty and would solely have a claim against PGF. We cannot ensure that, after providing for all prior claims, there will be sufficient assets to satisfy the claims of the PGF noteholders relating to any avoided portion of the guaranty.

Corporate Risk Management

We believe that integrated and proactive risk management is essential for the delivery of results in a safe and sustainable way. Our risk-management process is coordinated by a corporate area, allowing the standardization and uniformity of risk analysis and the management of risk responsibilities. We have an executive risk committee to advise our Board of Executive Officers in the analysis of matters relating to risk management. Each of our organizational units must identify, prioritize, monitor and, together with our business risks teams, periodically communicate to the executive risk committee the main risks involved in the activities performed by such unit, as well as planned mitigating actions.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Risks	44

In order to assist in this process, our corporate risk management policy establishes guidelines and responsibilities and is based on the following fundamental principles:

▪	respect for life and life diversity;
▪	full alignment and consistency with our Strategic Plan;
▪	ethical behavior and compliance with legal and regulatory requirements;
▪	integrated risk management; and
▪	the risk response actions consider the possible long-term cumulative consequences, the possible impacts on our stakeholders and should be oriented towards preserving or adding value and for business continuity.

The risk management organizational structure, that is under the supervision of our CFO, is responsible for:

▪	establishing a corporate methodology for risk management guided by an integrated and systemic view, which allows for an environment of continuous monitoring of risks in several hierarchical levels;
▪	disseminating knowledge and supporting the use of risk management practices in organizational units; and
▪	identifying, monitoring and reporting periodically to our Board of Executive Officers and Board of Directors regarding our major risks.

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

For further information regarding our revised business risk management policy, please visit our website at www.petrobras.com.br/ir. The information available on our website is not and shall not be deemed to be incorporated by reference to this annual report.

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Risks	45

In addition, we are party to derivative contracts in order to protect our margins for short-term commercial transactions carried out abroad. Our derivatives contracts provide economic hedges for oil product purchases and sales in the global markets, generally expected to occur within a 30 to 360-day period.

For more information about our commodity derivatives transactions, including a sensitivity analysis demonstrating the net change in fair value of a 25% (or 50%) adverse change in the price of the underlying commodity for options and futures, see Note 36 to our audited consolidated financial statements.

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

Our national property damage policies have a maximum deductible of US$180 million and their indemnity limits can reach US$2.38 billion for refineries and US$2 billion for platforms, depending on the replacement value of our assets.

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

Furthermore, throughout the year we receive surveys from the insurance market that evaluate the operational risks of our facilities and make recommendations. In general, the risk ratings of our assets are at or above the market average. In 2021, we had remote surveys in 35 onshore and offshore units. Based on these surveys, last year we heeded more than 300 recommendantions that improve the safety of our company.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Risks	46

Outside Brazil, we maintain different levels of third-party liability insurance, as a result of a variety of factors, including country risk assessments, whether we have onshore and offshore operations, or legal requirements imposed by a particular country in which we operate. We maintain separate well-control insurance policies in our international operations to cover liabilities arising from the uncontrolled eruption of oil, gas, water or drilling fluid. In addition, such policies cover claims of environmental damage caused by wellbore explosion and similar events as well as related clean-up costs with coverage limits of up to US$325 million depending on the country.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	48

Exploration and Production

Overview

Our oil and natural gas exploration and production activities are the major components of our portfolio and include offshore and onshore exploration, appraisal, development, production and incorporation of oil and natural gas reserves, producing oil and natural gas in a safe and profitable way.

Our activities are focused on deepwater and ultra-deepwater oil reservoirs in Brazil, which accounted for 95% of our total production in 2021. We also have activities in mature fields in shallow waters and onshore, as well as outside Brazil as detailed below in this annual report. Brazilian exploration and production assets represent 91% of our worldwide blocks and fields, 99% of our global oil production and 99.5% of our oil and natural gas reserves.

FOZ DO AMAZONAS
PARÁ-MARANHÃO
BARREIRINHAS
CEARÁ
SOLIMÕES/AMAZONAS
POTIGUAR
PERNAMBUCO-PARAÍBA
SERGIPE/ALAGOAS
TUCANO SUL
RECÔNCAVO
CAMAMU
ALMADA
JEQUITINHONHA
ESPÍRITO SANTO
CAMPOS
PARANÁ
SANTOS
RORAIMA
AMAPÁ
AMAZONAS
PARÁ
MARANHÃO
CEARÁ
RIO GRANDE DO NORTE
PARAÍBA
PERNAMBUCO
ALAGOAS
SERGIPE
PIAUÍ
ACRE
RONDÔNIA
TOCANTINS
MATO GROSSO
BAHIA
DF
GOIÁS
MINAS GERAIS
ESPÍRITO SANTO
MATO GROSSO DO SUL
SÃO PAULO
RIO DE JANEIRO
PARANÁ
SANTA CATARINA
RIO GRANDE DO SUL
ONSHORE BASINS
OFFSHORE BASINS

Considering exclusively our rights, we can explore and produce oil and gas in Brazil in an area of **55,937.7 km²**.

ONSHORE	OFFSHORE
16% of total area	84% of total area

55,937.7 km²

73%
areas to be developed
(under exploratory and development phase)

27%
developed areas

We have 286 blocks and fields in exploration and production including 91 consortia with other oil and gas companies. From the 286 blocks and fields, 262 are under Concession Agreements, 14 are under Production Sharing Agreements and 10 are regulated by Transfer of Rights Agreements.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	49

EXPLORATION AND PRODUCTION BLOCKS AND FIELDS (Number of blocks and fields)

213
164
28
21
73
31
33
9
Exploratory Blocks
Production Fields
100% Petrobras
In partnership (operated by Petrobras)
In partnership (operated by partners)

Like most major oil and gas companies, we operate in partnerships using E&P consortia in the exploration of blocks and the production of oil fields in Brazil, mainly in ultra-deepwaters.

We lead and operate E&P consortia that are responsible for some major projects under development, such as Mero (Petrobras 40%, Shell 20%, TotalEnergies 20%, CNODC 10% and CNOOC 10%), Berbigão, Sururu and Oeste de Atapu (all with Petrobras 42.5%, Shell 25%, TotalEnergies 22.5% and Petrogal 10%).

These E&P consortia also comprise some of the biggest production fields in Brazil, such as Tupi (Petrobras 65%, Shell 25%, Petrogal 10%), Sapinhoá (Petrobras 45%, Shell 30%, Repsol Sinopec 25%), Roncador (Petrobras 75%, Equinor 25%), Tartaruga Verde (Petrobras 50%, Petronas 50%) and Búzios (Petrobras 92.612%, CNOOC 3.694% e CNODC 3.694%). We also operate these fields in the Pre-salt Polygon area.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	50

Our main blocks and fields in the Pre-salt Polygon

The pre-salt polygon occupies an area of 150,000 km², of which we have exploration and production rights to 16% (23,800 km² gross area). In this region, new exploratory areas can only be granted under the production-sharing regime.

BÚZIOS
MERO
TUPI
CAMPOS BASIN
SANTOS BASIN
Pre-salt Polygon
Concession
Production Sharing
Transfer of Rights
Transfer of Rights/ Production Sharing

Campos Basin

100,000 km²	1971	25	Jubarte, Roncador, Marlim, Marlim Sul and Tartaruga Verde	**592** mbbl/d Oil Production in 2021

Pre-salt: 127 mbbl/d

Post-salt: 465 mbbl/d

The Campos Basin is one of Brazil's main and most prolific oil and gas offshore basins. Its oil production started in the 1970's and although in decline, we have been able to mitigate the natural depletion of mature fields of the Campos Basin by drilling in-fill wells and installing new production systems.

Most of our production in the Campos Basin is from post-salt reservoirs. Pre-salt reservoirs in the Campos Basin, on the other hand, are a growing source of production. Our pre-salt oil production started in 2008 in the Jubarte field.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	51

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

In Argentina, through our subsidiary Petrobras Operaciones S.A., we have a 33.6% working interest in the Rio Neuquén production asset. Our unconventional gas and condensate production is concentrated in the Neuquén Basin. In 2021, our production of oil and gas in Argentina, including NGL, was 7.9 mboed.

In Bolivia, we produce gas and condensate primarily in the San Alberto and San Antonio fields with 35% working interest in each of those service operation contracts, which are operated mainly to supply gas to Brazil and Bolivia. In 2021, our production of oil and gas in Bolivia, including NGL, was 24.2 mboed. The return of those contracts is a proportion of the production.

In Colombia, we operate and hold a 44.44% working interest in the Tayrona offshore exploration block, which includes the Orca gas discovery. We also operate and hold a 50% working interest in the Villarica Norte onshore exploration block.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	52

North America

In the United States, we focus on deepwater fields in the Gulf of Mexico, where we have non-consolidated production from the 20% participation of Petrobras America Inc. (“PAI”) in the joint venture with Murphy Exploration & Production Company (“Murphy”), the MPGOM LLC. The main contributors to the production are the Chinook, Saint Malo and Dalmatian fields. In 2021, our 20% participation represents a production of 10.4 mboed, including NGL.

For more information on our divestments, see “ – Portfolio Management” in this annual report.

Main Assets

	2021	2020	2019
Exploration and Production
Production wells (oil and natural gas)(1)	5,042	5,646	7,021(4)
Floating rigs	18	20	16
Operated platforms in production(2)	57	67(3)	107

(1) Includes the total amount of wells of our equity method investees (50, 100 and 164 wells in 2021, 2020 and 2019, respectively).

(2) Includes only definitive production systems, EWT and EPS units.

(3) Does not include mothballed, non-producing and platforms in fields operated by partners.

(4) Adjusted to include wells from affiliated companies.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	53

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

In 2021, we acquired the exploration and production rights of the surplus volumes of the Transfer of Rights from the Atapu and Sepia offshore fields in the 2nd Round Transfer of Rights under the Production Sharing Regime. With respect to the Atapu field, we acquired the rights to be the operator with 52.5% interest in its surplus volumes in partnership with Shell (25%) and TotalEnergies (22.5%). As to the Sépia field, we exercised our pre-emption right to be the operator with 30% interest in the acquisition of its surplus volumes. The other members of the consortium are TotalEnergies (28%), Petronas (21%) and Qatar Petroleum (21%).

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	54

Exploration Activities

As of December 31, 2021, we had 73 exploratory blocks (including 31 with 100% working interest), that had four discoveries in 2021. We serve as the operator in 33 of the exploration partnership blocks.

The table below breaks down our participation in exploration activities in 2021:

OUR PARTICIPATION IN EXPLORATION ACTIVITIES IN 2021

	Net exploratory area (km2)			Exploratory blocks (number)			Evaluation plans (number)			Wells drilled (number)
	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019
Brazil	37,719	42,996	40,625	69	82	113	42	32	24	8	9	8
Other S. America	5,466	5,751	6,081	4	4	4	1	2	1	1	0	1
North America	0	0	0	0	0	0	0	0	0	0	0	0
Africa	0	0	0	0	0	0	0	0	2	0	0	0
TOTAL	43,185	48,747	46,706	73	86	117	43	34	27	9	9	9

These investments mainly cover the costs of drilling, seismic surveys and acquisition of blocks, which contributed to the following endeavors.

In 2021, our exploratory efforts were concentrated on evaluating Brazil’s southeast margin Pre-salt provinces, with the following highlights:

Santos Basin

Two wells drilled in the Búzios oil field confirmed presence of hydrocarbons. Additional studies are being conducted to provide better measurements and to assess the best use of these wells throughout the production phase.

The well located in the block of Aram, operated by us, resulted in hydrocarbon accumulation, with its drilling concluded in December 2021. Further evaluations of the field’s extension and commerciality are being made, beginning with a well test planned for the second half of 2022.

Campos Basin

In the C-M-411 and C-M-346 blocks, both operated by us, two wildcat wells resulted in gas accumulations. The commerciality of both discoveries is currently being evaluated.

Two other prospects were drilled in the ultra-deepwaters of the Campos Basin, one in the block C-M-709, operated by us, and the second in the C-M-789, operated by ExxonMobil. While the first well did not result in a discovery, despite having found evidence of gas, the second one is still under additional studies to assess the economic viability of this area.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	55

Espírito Santo Basin

In the deepwaters of the Espírito Santo Basin, in block ES-M-669, we successfully drilled one of the deepest wells in Brazil. The well also resulted in the discovery of gas, and additional studies are needed to assess the potential of this new province.

Statements of Commerciality

We submitted to the ANP statements of commerciality of the oil and gas accumulations located in the areas of the evaluation plans included in the BM-SEAL-4, BM-SEAL-4A, BM -SEAL-10 and BM-SEAL-11 concessions, located in the Sergipe-Alagoas Basin. Production is expected to start in 2026.

E&P Strategic Programs Highlights

We continue to develop the strategic program EXP100 that is designed to access and process 100% of the technical data available on the exploration projects, reducing uncertainties and costs by anticipating production development. This program aims to better estimate and predict geological properties through an integrated data platform, by using data science and high-performance computing capacity, that enable the application of more complex algorithms in the processing of large volumes of data. Several initiatives are already underway, with important advances in the integration and connection of data and technological solutions on the interpretation workflows, giving way to the development of new generation greenfields.

In addition, the PROD1000 strategic program is still in progress, and it aims to shorten the time between the discovery of the asset and the start of production (first oil), ultimately achieving greater return on invested capital.

As of 2021, the PROD1000 aims to place us in the first quartile of the oil & gas industry. Our efforts in such program are related to exploration and reservoir development integration, project design standardization, processes optimization and parallelization, faster procurement (bidding) and construction and assembly of the FPSO. The areas that currently contribute most to the reduction of project time are exploration, reservoir, surface and subsurface systems and procurement.

As an example of our standardization efforts in the FPSO design, we applied for a patent for a Polyvalent Riser Balcony, which can be applied to different project scenarios and reduce engineering time and late changes during the FPSO construction phase. With respect to parallelization of processes, we have reduced the timing of activities between anchoring and connecting the first well in the Sépia project by more than 50%.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	56

Production

Production Development

After a field is declared commercially viable, the process of production development begins. The investments made in this phase are mainly focused on designing and contracting production systems, which includes platforms, subsea systems, drilling, and the completion of wells.

We continue to achieve substantial cost optimizations related to project development through the implementation of strategic well construction programs, which enable the application of new drilling and completion technologies, innovative well configurations, campaign optimization and supply chain integration initiatives. As an example, in 2021 the average duration of well construction (total time for drilling plus completion) in the Búzios field was 99 days, which, combined with lower daily rates, allowed a 32% reduction in average construction cost in comparison to 2018 - two years before the implementation of our strategic well construction programs.

In addition, we reduced well connections costs in the Santos Basin pre-salt area by nearly 7.5% average per year during the past four years.

Regarding the integrity of subsea systems, we have made progress in the development and application of new tools for inspection, leading to greater reliability and availability of equipment, pipes and other components, especially those subsea components exposed to corrosion events. In 2021, we reduced production losses by 35% when compared to the forecast, through inspection campaigns on flexible pipes and engineering for life extension. We continue to implement initiatives such as expanding the supplier base to develop special tools and flexible pipes immune to the effect of corrosion.

As it relates to platforms, the High Capacity Design was finished in 2021 for the pre-salt new generation of FPSOs, with oil production capacity of 225 kbpd and gas processing of 423 mmcf/d, representing the new generation of our platforms. This comes as a result of more than a decade of learning by us in the cycles of design, construction, start-up, and operation of production platforms in the pre-salt layer, with an increase in production capacity in relation to previous projects. The Búzios 9 FPSO bidding is using the High Capacity Design.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	57

We invest in technological solutions combined with the transition to a low-carbon global economy, focusing on reducing greenhouse gas emissions.

TECHNICAL SOLUTIONS TO REDUCE GREENHOUSE EMISSIONS IN DEVELOPMENT PRODUTION PROJECTS

	FPSO ALL ELECTRIC	OTHER TECHNOLOGIES IN FPSOS	HISEP® - SUBSEA HIGH PRESSURE SEPARATION SYSTEM
WHAT IS IT	Floating production storage and offloading plataform fully electrified. This configuration is more efficient and sustainable and allows using less fuel to generate energy.	_CCUS – Carbon capture, utilization and storage _Expansion of the use of the flare gas recovery system (FGRS) _Fugitive Emissions Control	Technology to separate, pumping and reinject the produced CO_2-rich gas in a subsea environment.
OBJECTIVE	To reduce emission of both greenhouse gases and other gases, such as Nitrogen Oxides - NOx. Studies have shown that this configuration increases operational efficiency and allows for a reduction of up to 20% of emissions compared to the configuration currently adopted.	_Separation and reinjection of CO_2 _Gas flaring reduction _Methane emission reduction	To accelerate production, reduce emissions, increase the recovery factor and economically viable new areas with high RGO and CO_2 content
	The All Electric Design is expected to be finished until the end of 2022.	For more information on our actions to transition to low carbon see "Air Emissions and Transition to Low Carbon" in this annual report.	For more information about this tecnhology see the Mero Field Box in this section.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	58

In the last three years, we have installed several major systems, mainly in the Santos Basin pre-salt area, which helped to mitigate the Santos Basin’s natural decline. In 2019, we started four new production systems: (i) the P-76 and (ii) P-77 platforms, located in the Búzios field; (iii) the P-67 platform, located in the Tupi field; and (iv) the P-68, located in the Berbigão and Sururu fields. In 2020, we started the P-70 platform, located in the Atapu field. In 2021, the FPSO Carioca started operations in the Sépia field. Those six new systems added 48 new wells (29 production wells and 19 injection wells) into our production systems.

In 2021, the P-70 platform, in the Atapu field, reached its full capacity of 161 kbpd, in less than 13 months. In addition, we started the gas flow in P-76 Platform, in the Búzios field, and in the P-69, in the Tupi field, enabling a better reservoir management and increased value generation.

In 2021, our producing platforms had a daily production of 2.22 million barrels of oil and 3,101.63 million cubic feet of natural gas (discounting the liquefied volume). In 2021, we owned 41 and leased 16 offshore producing platforms. Besides these offshore platforms, there are 2 platforms on fields operated by our partners and four storage and offloading units, totaling 63 active platforms.

In 2022, we will install the FPSO Guanabara, the first definitive system in the Mero field. This FPSO has the capacity to process 180 kbpd and 423.8 mmcf/d of natural gas per day. We expect to install 15 new FPSOs in the next five years.

SYSTEMS INSTALLED SINCE 2010

Start up (year)	Basin	Field/Area	Production unit	Crude oil nominal capacity (bbl/d)	Gas nominal capacity (mmcf/d)	Water depth (meters)	Fiscal regime	Main production source	Type
2021	Santos	Sépia	Carioca	180,000	211.9	2,200	Transfer of Rights/Concession	Pre-Salt	FPSO
2020	Santos	Atapu	Petrobras 70	150,000	211.9	2,288	Transfer of Rights/Concession	Pre-Salt	FPSO
2019	Santos	Berbigão	Petrobras 68	150,000	211.9	2,280	Transfer of Rights/Concession	Pre-Salt	FPSO
	Santos	Búzios 4	Petrobras 77	150,000	247	1,980	Transfer of Rights/Production Sharing/Concession	Pre-Salt	FPSO
	Santos	Búzios 3	Petrobras 76	150,000	247	2,030	Transfer of Rights/Production Sharing/Concession	Pre-Salt	FPSO
	Santos	Tupi Norte	Petrobras 67	150,000	211.9	2,130	Concession	Pre-Salt	FPSO
2018	Campos	Tartaruga Verde	Cid. de Campos dos Goytacazes	150,000	117	765	Concession	Post-Salt	FPSO
	Santos	Tupi Ext. Sul	Petrobras 69	150,000	211.9	2,170	Transfer of Rights/Concession	Pre-Salt	FPSO
	Santos	Búzios 1	Petrobras 74	150,000	247	1,950	Transfer of Rights/Production Sharing/Concession	Pre-Salt	FPSO
	Santos	Búzios 2	Petrobras 75	150,000	247	2,015	Transfer of Rights/Production Sharing/Concession	Pre-Salt	FPSO
2017	Santos Santos	Tupi Sul Mero	Petrobras 66 Pioneiro de Libra	150,000 50,000	211.9 141.3	2,150 2,040	Concession Production Sharing	Pre-Salt Pre-Salt	FPSO FPSO
2016	Santos Santos	Tupi Central Tupi Alto	Cidade de Saquarema Cidade de Maricá	150,000 150,000	211.9 211.9	2,120 2,120	Concession Concession	Pre-Salt Pre-Salt	FPSO FPSO
2015	Santos	Tupi	Cidade de Itaguaí	150,000	282.5	2,240	Concession	Pre-Salt	FPSO

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	59

2014	Santos Santos Campos Campos	Sapinhoá Tupi Roncador Jubarte	Cidade de Ilhabela Cidade de Mangaratiba Petrobras 62 Petrobras 58	150,000 150,000 180,000 180,000	211.9 282.5 211.9 211.9	2,140 2,220 1,560 1,400	Concession Concession Concession Concession	Pre-Salt Pre-Salt Post-Salt Pre-Salt	FPSO FPSO FPSO FPSO
2013	Campos Santos Santos	Roncador Tupi Sapinhoá	Petrobras 55 Cidade de Paraty Cidade de São Paulo	180,000 120,000 50,000	141.3 176.6 76.6	1,795 2,120 2,140	Concession Concession Concession	Post-Salt Pre-Salt Pre-Salt	SS FPSO FPSO
2012	Campos	Jubarte	Cidade de Anchieta	100,000	123.6	1,220	Concession	Pre-Salt	FPSO
2011	Campos Santos	Marlim Sul Mexilhão	Petrobras 56 Mexilhão	140,000 20,000	211.9 529.7	1,645	Concession Concession	Post-Salt Post-Salt	SS Fixed
2010	Campos Santos Santos Campos	Jubarte Tupi Uruguá /Tambaú Jubarte	Petrobras 57 Cidade de Angra dos Reis Cidade de Santos Capixaba	180,000 100,000 25,000 110,000	70.6 176.6 353.1 113.0	1,260 2,150 1,300 1,473	Concession Concession Concession Concession	Post-Salt Pre-Salt Post-Salt Post-Salt	FPSO FPSO FPSO FPSO

MAIN SYSTEMS TO BE INSTALLED THROUGH 2026

Start up (year)	Basin	Field/Area	Production unit	Crude oil nominal capacity /(bbl/d)	Gas nominal capacity (mmcf/d)	Water depth (meters)	Fiscal regime	Main production source	Type
Expected 2022	Santos	Mero 1	Guanabara	180,000	423.8	1,930	Production Sharing	Pre-Salt	FPSO
Expected 2023	Santos	Búzios 5	Almirante Barroso	150,000	211.9	2,100	Transfer of Rights/Production Sharing/Concession	Pre-Salt	FPSO
	Campos	Marlim 1	Anita Garibaldi	80,000	247.3	670	Concession	Post-Salt	FPSO
	Campos	Marlim 2	Anna Nery	70,000	141.3	927	Concession	Post-Salt	FPSO
	Santos	Mero 2	Sepetiba	180,000	423.8	2,050	Production Sharing	Pre-Salt	FPSO
	Santos	Itapu	Petrobras 71	150,000	211.9	2,010	Transfer of Rights/ Production Sharing	Pre-Salt	FPSO
Expected 2024	Campos	Parque das Baleias	Maria Quitéria	100,000	176.6	1,385	Concession	Pre-Salt	FPSO
	Santos	Búzios 7	Almirante Tamandaré	225,000	423.8	1,900	Transfer of Rights/Production Sharing/Concession	Pre-Salt	FPSO
	Santos	Mero 3	Marechal Duque de Caxias	180,000	423.8	2,070	Production Sharing	Pre-Salt	FPSO
Expected 2025	Santos	Búzios 6	Petrobras 78	180,000	254.3	2,030	Transfer of Rights/Production Sharing/Concession	Pre-Salt	FPSO
	Santos	Búzios 8	Petrobras 79	180,000	254.3	1,700	Transfer of Rights/Production Sharing/Concession	Pre-Salt	FPSO
	Santos	Mero 4	Alexandre de Gusmão	180,000	423.8	1,890	Production Sharing	Pre-Salt	FPSO
Expected 2026	Sergipe Águas Profundas	SEAP 1	Petrobras 81	120,000	353.1	2,400	Concession	Post-Salt	FPSO
	Santos	Búzios 9	Petrobras 80	225,000	423.8	2,100	Transfer of Rights/Production Sharing/Concession	Pre-Salt	FPSO
	Santos	Búzios 10	Petrobras 82	225,000	423.8	1,895	Transfer of Rights/Production Sharing/Concession	Pre-Salt	FPSO

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	60

Decommissioning

Decommissioning of oil and gas exploration and production systems means the disposal of the platform and the subsea system and the plug & abandonment of wells, upon authorization from regulatory bodies in accordance with applicable legal requirements.

In 2021, we obtained the approval from Brazilian regulatory bodies overseeing decommissioning plan to FPSO Capixaba, in the Jubarte field, and for the initial decommissioning activities of P-33, in the Marlim field, in the Campos Basin.

We performed the removal of the FPSO Piranema in April 2021, the three fixed platforms Units of Cação field in June 2021 and the P-15 in December 2021. We completed the risers pullout of P-07 in February 2022.

With respect to well abandonments, we achieved substantial results in 2021 that allowed us to consolidate a 50% cost decrease in comparison with the average cost for the period from 2018-2020.

In 2022, we created an Executive Committee for Decommissioning, with the objective of monitoring the evolution of worldwide best practices and deliberating strategic guidelines to implement decommissioning projects.

Critical Resources in Exploration and Production

We seek to procure, develop and retain all of the critical resources that are necessary to meet our production targets. Drilling rigs, special vessels, supply vessels and helicopters are important resources for our exploration and production operations and are centrally coordinated to assure both technical specifications and proper lead time.

Since 2008, we have grown from three rigs capable of drilling in waters with depth greater than 2,000 meters (6,560 feet) to 17 rigs with this capacity as of December 31, 2021. We will continue to evaluate our drilling and special vessels demands and will adjust our fleet size as needed.

DRILLING UNITS IN USE BY EXPLORATION AND PRODUCTION AS OF DECEMBER 31, 2021 (1)

	2021		2020		2019
	Leased	Owned	Leased	Owned	Leased	Owned
Brazil	18	0	20	0	18	0
Onshore	0	0	0	0	2	0
Offshore, by water depth (WD)	18	0	20	0	16	0
Jack-up rigs	0	0	0	0	0	0
Floating rigs	18	0	20	0	16	0
500 to 999 meters WD	1	0	0	0	0	0
1,000 to 1,999 meters WD	0	0	1	0	1	0
2,000 to 3,200 meters WD	17	0	19	0	15	0
Outside Brazil	0	0	0	0	1	0
Onshore	0	0	0	0	1	0
Offshore	0	0	0	0	0	0
Worldwide	18	0	20	0	19	0

(1) In operated fields.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	61

To achieve our production goals, we have also secured a number of specialized vessels (such as Pipe Laying Support Vessels or “PLSVs”) to connect wells to production systems. As of December 31, 2021, we had 14 PLSVs. Similarly to the rigs, we will adjust our fleet size as needed.

The supply of goods and transport of people is also important to achieve our exploration and production goals. By sea, we transport materials and chemical products. By air, we transport our most important assets: people. Both materials and people are transported on a daily basis so that the exploration and production of oil and gas is orchestrated in the most continuous way possible, maintaining the quality and level of services.

In 2021, we delivered more than two million tons of materials and transported over 650,000 passengers to our platforms all over the Brazilian coast. To accomplish these results, we also have a secure number of supply vessels (such as Platform Supply Vessels or “PSV”) and helicopters. As of December 31, 2021, we had 67 PSV and 56 helicopters and both our fleets were sufficient to meet our needs.

Mero Field

Libra Block and Mero Field

In 2013, the consortium formed by us (Operator – 40%), Shell Brasil (20%), TotalEnergies (20%), CNODC (10%) and CNOOC Limited (10%) won the bid to explore and develop the Libra block for 35 years. The consortium also has the participation of the state-owned enterprise Pré-Sal Petróleo - PPSA, which operates as contract manager. On November 30, 2017, we announced the submission of the Declaration of Commerciality regarding oil accumulations in the northwestern portion of the Libra block, subsequently named Mero.

The Mero field is a world-class field located in the Santos Basin ultra-deepwaters, 180 km from the coast of Rio de Janeiro State and inside Brazilian pre-salt province. It has a high productivity reservoir filled with a large volume of high-quality oil. It is a thick reservoir (oil columns reaches 420 meters), with high productivity and filled with a large volume of high-quality oil (29° API). In addition, the associated challenges for project development are also noteworthy, considering the high gas/oil ratio (420 std m³/std m³) and CO2 content in the associated gas (44%), water depth (2,100 meters) and distance from the coast (180 km).

Project development

The start of production (first oil) occurred in 2017, within the Extended Well Test (EWT) campaign, using 2 wells (1 producer and 1 injector), and the chartered unit FPSO Pioneiro de Libra, which has the capacity of 50 mbbl/d of oil and four million m³/day of gas.

The Early Production System (“EPS”) has already produced a cumulative production of almost 40 MMbbl of oil, with a peak of 44 mbbl/d from one single well. Moreover, associated gas production accounted for over 2.6 billion m³ of gas, of which 9.6% were consumed for FPSO power generation, and approximately 88.5% were reinjected in the reservoir along with almost 1.8 million tons of CO2.

In 2021, four years after the EPS start-up, the production development initial phase was approved, and we reached the final investment decision, with an associated CAPEX of US$18 billion. To date, around 33% of the sanctioned CAPEX were already invested.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	62

The production arrangement for the Mero field anticipates the FPSO Mero 1, Mero 2, Mero 3 and Mero 4. Each FPSO will have the capacity to process up to 180 mbbl/d and 12 million m³ of gas per day. The Mero 1 production system is expected to start operating in 2022, Mero 2 in 2023, Mero 3 in 2024 and Mero 4 in 2025.

The Mero Project estimates a return over three billion bbl of oil recovery until 2048 with an annual production peak of 650 mbbl/d. Due to Production Sharing Agreement limitations, production anticipation is an important lever for project value, and for that reason the development of new technologies is a strong driver in the Mero field.

HISEP™

HISEP™ is a subsea separation technology that separates, at the seabed, gas with high CO2 content under high pressure, followed by direct reinjection of this separated stream to the reservoir by the use of centrifugal pumps. HISEP™ debottlenecks the topsides gas processing plant and extends the oil production plateau by reducing the GOR of the oil that reaches the FPSO.

Hence HISEP™ has the potential to accelerate oil production, as well as increasing the recovery factor. It has been developed in a collaborative and integrated environment congregating major oil companies, including the engagement of reputed and experienced market suppliers to deploy the solution and generate huge value for the Mero field and for the oil and gas industry. The Mero field will be the first field to implement HISEP™ technology for qualification.

Production Individualization Agreement

On December 9, 2021, the ANP approved the Production Individualization Agreement (AIP) of the Mero accumulation. The AIP occurs in situations where the reservoirs extend beyond the areas granted or contracted, as regulated by the ANP. The Agreement became effective on January 1, 2022.

Under the terms of the AIP, the Mero Joint Reservoir comprises two areas, namely (1) Mero Field area (as defined in the PSC LIBRA-P1), representing 96.50% and (2) Adjacent area (Federal Government, represented by PPSA), representing 3.50%.

The agreement establishes the stakes of each party and the rules of joint execution of the operations of development and production of oil and natural gas in the joint reservoir. The stakes of each party in the Mero Joint Reservoir were then updated as follows: Petrobras with a 38.60% stake, Shell Brasil with a 19.30% stake, TotalEnergies with a 19.30% stake, CNODC with a 9.65% stake, CNOOC Limited with a 9.65% stake and Pré-sal Petróleo – PPSA, representing the Brazilian Government, with a 3.50% stake.

As a result of the process of individualizing the production of the accumulation, in December 2021, the above-mentioned parties to the Mero Joint Reservoir negotiated the equalization between the expenses incurred and the revenues obtained with the volumes produced up to the effective date of the AIP.

Production

In 2021, our total production of oil and gas, including NGL, was 2,774 mboed, of which 2,732 mboed were produced in Brazil and 42 mboed were produced abroad, a 2% decrease compared to 2020. This production decline was due to divestment, decomissioning and the natural decline of the production.

Our 2021 operating performance was partially leveraged by the ramp-up of new production systems in the Tupi, Berbigão and Sururu, Atapu and Sépia fields, offsetting the continuous negative effects derived during the Covid-19 pandemic.

Our production in the pre-salt layer reached 1.616 mbbl/d in 2021, representing an increase of 5% in relation to our production in 2020. In 2021, the oil production in the pre-salt layer represented 73% of all oil production in Brazil, compared to 68% in 2020.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	63

OIL AND GAS PRODUCTION

	2021	2020	2019	2021 vs 2020
Crude oil and natural gas – Brazil (mboed)	2,732	2,788	2,688	-2%
Onshore (mbbl/d)	89	105	124	-15%
Shallow Water (mbbl/d)	9	32	66	-72%
Post-salt deep and ultra-deepwaters (mbbl/d)	496	582	704	-15%
Pre-salt (mbbl/d)	1,616	1,546	1,277	5%
Crude oil (mbbl/d)(1)	2,211	2,266	2,172	-2%
Natural gas (mboed)	521	522	516	0%
Crude oil and natural gas – Abroad(2) (mboed)	42	48	82	-13%
TOTAL	2,774	2,836	2,770	-2%

(1) Including NGL.

(2) Includes the proportional production of our equity method investees, based on our percentage interest in these entities.

Pre-salt oil production increased 5%, reflecting the high efficiency and the ramp-up of new units. The pre-salt area is comprised of large accumulations of light oil, of excellent quality and with high commercial value. The post-salt oil production, in deep and ultra-deepwaters, decreased by 14.8%. This was due to divestment, decomissioning and the natural decline of the production.

Shallow waters oil production decreased by 71.9%, to nine mbbl/d, due to divestment, decomissioning and the natural decline of the production. Onshore oil production decreased by 15.2%, to 89 mbbl/d, due to divestment, decomissioning and the natural decline of the production.

We produced 87.8 million m3/d of gas in 2021. From that volume, we used 49.9 million m3/d in our production processes (reinjected, flared, consumed, liquefied) and destined 37.9 million m3/d for sale.

Achievement of 2021 Production Target

We achieved our production targets for 2021, established in the 2021-2025 Strategic Plan, as described below:

PRODUCTION TARGETS FOR 2021

Production	Performed	Goal
Oil and NGL (MMbpd)	2.22	2.21 + 4%
Oil, NGL and commercial gas (MMboed)	2.46	2.43 + 4%
Total production Oil and Gas (MMboed)	2.77	2.72 + 4%

The achievement of this result demonstrates our commitment to meeting our goals, which have been reached by maintaining the focus of our activities on deep and ultradeepwater assets.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	64

Revision of the 2022 production target

We have revised our oil and gas production target for 2022, previously included in our Strategic Plan, to reflect the effect of the result of the 2nd round of bids for the Transfer of Rights Surplus under the Production Sharing Regime.

With the effectiveness of the Production Sharing Regime in Atapu and Sepia, expected by early May 2022, our interests in the shared contracts, including the portions of the Production Sharing Agreement and the Concession Agreements, and excluding the portion of PPSA, will be respectively 65.69% for Atapu and 55.30% for Sepia.

The start of production sharing for FPSOs P-70 and Carioca, operating in the Atapu and Sépia fields, respectively, will impact our production target disclosed in the Strategic Plan. In the year 2022, we will have a reduction in the amount of 70 Mboed for the total production of oil and gas, and the change of the range from 2.7 MMboed to 2.6 MMboed with a variation of +/- 4%. Oil production and commercial production had an impact of about 60 Mboed, but remained with the same ranges, respectively, 2.1 MMbpd and 2.3 MMboed, with a variation of +/- 4%. For the period between 2023 and 2026, the average estimated impact for production is a reduction of 0.1 MMboed.

Our investments forecast for 2022, totaling US$11 billion, remains unchanged. In 2022, the development plans for the production of the surplus volumes in the Atapu and Sépia fields will be discussed with our partners and PPSA, which should include the implementation of a new production system in each field. These adjustments will be reflected and disclosed in the 2023-2027 Strategic Plan.

Lifting Cost

In 2021, our lifting cost, without government participation or leases, was US$5.0 per boe, which represents a 4% decrease from the 2020 cost of US$5.2 per boe. Including leases, our lifting cost in 2021 was US$6.6 per boe, which represents a 3% decrease from the 2020 cost of US$6.8 per boe.

Shared deposits between different fields

The participation of consortium members in any fields mentioned refers exclusively to the participation of such members in the contract related to such field. On certain occasions, some of these fields are subject to Production Individualization Agreements (“AIPs”), resulting in shared deposits between different fields. Under AIPs, costs, investments and production volumes are shared between the parties thereto.

After ANP’s approval, the AIPs are disclosed to the market and published on our Investor Relations website at www.petrobras.com.br/ir. The information available on our website is not and shall not be deemed to be incorporated by reference to this annual report.

Below are the most relevant fields subject to AIPs to which we are party. This list is not exhaustive and other fields not mentioned below may also be subject to AIPs.

TUPI

The AIP of Tupi's joint reservoir, located in the Santos Basin, was approved by ANP in March 2019.

The joint reservoir comprises Tupi’s reservoir and is shared between:

-	BM-S-11 consortium contract (Tupi Field), operated by us (65%), in partnership with Shell (25%) and Galp (10%);
-	Tupi South Block of the Transfer of Rights (Sul de Tupi field) operated by us with a 100% interest; and
-	Non-Contracted Area, which belongs to the Federal Government, represented by Pre-Sal Petróleo – PPSA.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	65

Tupi's AIP does not cover the so-called Iracema reservoir, which remains with the same interests of the BM-S-11 consortium.

The interest of each party in Tupi's joint reservoir are as follows:

Partner	Share (%)
Petrobras (operator)	67.22
Shell	23.02
Galp	9.21
PPSA	0.55

MERO

The AIP of the Mero accumulation, located in the Santos Basin, was approved by ANP in December 2021.

The Mero joint reservoir comprises:

-	Production Sharing Contract LIBRA: operated by us (40%) in partnership with Shell (20%), TotalEnergies (20%), CNPC (10%), CNOOC (10%) and PPSA; and
-	Non-Contracted Area, which belongs to the Federal Government, represented by Pre-Sal Petróleo – PPSA.

The stakes of each party in the Mero joint reservoir are as follows:

Partner	Share (%)
Petrobras	38.60
Shell	19.30
TotalEnergies	19.30
CNODC	9.65
CNOOC	9.65
Pré-sal Petróleo - PPSA	3.50

ATAPU

The AIP of Atapu accumulations, located in the Santos Basin, was approved by ANP in September 2019.

The Atapu Joint Reservoir comprises:

-	BM-S-11A (Oeste de Atapu Field), operated by us (42.5%), in partnership with Shell (25%), TotalEnergies (22.5%) and Galp (10%);
-	Entorno de Iara Block of the Transfer of Rights Agreement (Atapu field), operated by us, and where we hold a 100% stake; and
-	Non-Contracted Area belongs to the Federal Union, represented by PPSA.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	66

The interest of each party in Atapu joint reservoir are as follows:

Partner	Share (%)
Petrobras (operator)	89.26
Shell	4.26
TotalEnergies	3.83
Galp	1.70
PPSA	0.95

The Production Sharing Contract in Atapu is expected to become effective in early May 2022, with 39.5% of Transfer of Rights Agreement and 60.5% of the Surplus Volumes of Transfer of Rights.

As of May 2022, the interest of each party in the Atapu joint reservoir will be:

Partner	Share (%)
Petrobras (operator)	65.69
Shell	16.66
TotalEnergies	15.00
Galp	1.70
PPSA	0.95

SÉPIA

The AIP of Sépia accumulations, located in the Santos Basin, was approved by ANP in September 2019.

The Sépia Joint Reservoir comprises:

-	BM-S-24 (Sépia Leste Field), operated by us (80%), in partnership with Galp (20%); and
-	Nordeste de Tupi Block of the Transfer of Rights Agreement (Sépia field), operated by us (where we hold a 100% stake).

The interest of each party in Sépia joint reservoir are as follows:

Partner	Share (%)
Petrobras (operator)	97.59
Galp	2.41

The Production Sharing Regime in Sépia is expected to become effective in early May 2022, with 31.3% of Transfer of Rights Agreement and 68.7% of the Surplus Volumes of Transfer of Rights.

As of May 2022 the interest of each party in the Sépia joint reservoir will be:

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	67

Partner	Share (%)
Petrobras (operator)	55.30
TotalEnergies	16.91
Petronas	12.69
QP Brasil	12.69
Galp	2.41

BÚZIOS AND TAMBUATÁ

The ANP approved the AIP of Búzios in October 2019.

In November 2019, we in partnership with CNODC and CNOOC obtained the rights to explore the Surplus Volumes of Búzios field.

The Production Sharing Regime in Búzios became effective in September 2021. The sharedholdings in the shared reservoir are:

Partner	Share (%)
Petrobras	92.66
CNODC	3.67
CNOOC	3.67

The interest of each party in the Búzios joint reservoir are:

-	99.36% - Búzios field;
-	0.64% - Tambuatá field operated by us with a 100% interest.

TARTARUGA VERDE

In the area of the Tartaruga Verde Field, Concession Contract BM-C-36, there are two producing reservoirs: Tartaruga Verde Reservoir, which is totally contained within the ring fence limits, and the Shared Tartaruga Mestiça Reservoir, which goes beyond the ring fence limits area in the pre-salt polygon. This area was fully acquired by us in 2018, through the block of Sudoeste of Tartaruga Verde.

The AIP of the Tartaruga Mestiça Shared Reservoir was signed in October 2014 between us and PPSA, and has been in force since March 2018.

In December 2018, the Production Sharing Contract (CPP de Tartaruga Verde _P5) was signed for the block of Sudoeste de Tartaruga Verde. This contract was signed between PPSA and us.

In December 2018, we declared the commerciality of the portion of the Tartaruga Mestiça Shared Reservoir that extends to the block of Sudoeste of Tartaruga Verde under the name of Field of Tartaruga Verde Sudoeste. The commerciality of this field was confirmed by the ANP in January 2019. The portion of the Tartaruga Mestiça Shared Reservoir present in the CPP of Sudoeste de Tartaruga Verde became known as Campo de Tartaruga Verde Sudoeste.

In January 2021, the ANP approved Amendment 2 to the AIP, whereupon the following percentages for the division of the deposit (Tract Participation) became effective:

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	68

-	Area under the Concession Agreement (BM-C-36) – 82.19%
-	Area under the Sharing Agreement (Block of Sudoeste de Tartaruga Verde) – 17.81%

In December 2019, we assigned to Petronas 50% of our concessions rights of the Tartaruga Verde Fields (BM-C-36) and Espadarte Module III. We also established a consortium with Petronas, pursuant to which we carry out operator activities in aforementioned operations. The Tartaruga Verde Sudoeste Field, under the Production Sharing Agreement, remained entirely with us.

Shared Assets are used to produce the Tartaruga Mestiça and Tartaruga Verde deposits, which include the FPSO Cidade de Campos dos Goytacazes.

SAPINHOÁ

In September 2000, we, YPF Brasil Ltda (YPF) and BG E&P Brasil LTDA (BG) entered into an agreement to create the BM-S-9 consortium. YPF and BG were later acquired by Shell and Repsol, respectively.

In September 2011, the consortium informed ANP that Sapinhoá field could extend to a non-contracted area.

The ANP approved the AIP of Sapinhoá Field shared deposit, located in the Santos Basin, in January 2016

In October 2017, the same consortium acquired the rights to produce in the extended area Entorno de Sapinhoá.

In March 2018, the ANP approved an amendment of the AIP, including the Entorno de Sapinhoá area with the following participations:

Partner	Share (%)
Petrobras	45.00
Shell	30.00
Repsol Sinopec	25.00

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	69

MAIN PRODUCTION FIELDS

			Production units
Basin	Field	Main source	Owned	Capacity (mbbl/d)	Leased	Capacity (mbbl/d)	Consortium	API gravity	Sulphur content (% wt)	2021 oil production (mbbl/d)
Santos	Tupi	Pre-salt	3	3 units with 150	6	1 unit with 100 1 unit with 120 4 units with 150	Petrobras (65%), Shell (25%), Petrogal (10%)	29.5 – 30.9	0.33 –0.40	620
Santos	Búzios	Pre-salt	4	4 units with 150	—	—	Petrobras (100%)(1)	28.5 – 28.8	0.32- 0.33	513
Santos	Sapinhoá	Pre-salt	—	—	2	2 units with 150	Petrobras (45%), Shell (30%), Repsol Sinopec (25%)	29.8	0.4	93
Campos	Jubarte	Pre-salt	2	2 units with 180	2	1 unit with 100 1 unit with 110	Petrobras (100%)	17.1 – 30.2	0.29 –0.56	186
Campos	Roncador	Post-salt	4	3 units with 180 1 unit with 190	—	—	Petrobras (75%), Equinor (25%)	17.7 – 28	0.54 – 0.73	112
Santos	Atapu	Pre-salt	1	1 unit with 150	—	—	Petrobras (90.1%) Petrogal (1.7%) Shell (4.3%) TotalEnergies (3.9%)	27.7	0.4	15
Campos	Marlim Sul	Post-salt	3	1 unit with 140 1 unit with 180 1 unit with 200	—	—	Petrobras (100%)	17.6 – 24.6	0.59 – 0.73	110
Campos	Tartaruga Verde	Post-salt	—	—	1	1 unit with 150	Petrobras (50%) Petronas (50%)[1]	27.5	0.76	45
Campos	Marlim	Post-salt	7	1 unit with 50 1 unit with 75 4 units with 100 1 unit with 180	—	—	Petrobras (100%)	19.4	0.77	61
Campos	Marlim Leste	Post-salt	1	1 unit with 180	1	1 unit with 100	Petrobras (100%)	23.4 – 28.5	0.50 – 0.52	41
Other pre and post-salt fields										317
Onshore										89
Shallow waters										9
TOTAL										2,211

(1)	Including operations in 2021. Since September 2021, those Participations were changed to: Petrobras (91.8%), CNODC (3.67%), CNOOC (3.67%) and PPSA (0.87%).

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	70

Búzios field

The Búzios field started production in April 2018 under the Transfer of Right Contract (ToR) and, in December 31, 2021, reached a total accumulated production of 590.9 MMboe (or 584.2 mmboe considering our share) under the co-participation agreement.

The Búzios field is an asset with significant reserves, high productivity wells, light oil, low lifting costs and low emissions. It is economically resilient to a low oil price scenario.

In 2019, we acquired 90% of the exploration and production rights of the surplus volume of the ToR of the Búzios field, in a partnership with CNODC Brasil Petróleo e Gás Ltda. (“CNODC”) (5%) and CNOOC Petroleum Brasil Ltda. (“CNOOC”) (5%). This acquisition is consistent with our strategy of focusing our investments in world-class assets.

In March 2020, we entered into the Production Sharing Contract for the Suplus of the ToR of the Búzios Area, with CNOOC and CNODC as private partners and Pré-Sal Petróleo S.A (PPSA) as its manager.

The co-participation agreement, which regulates the coexistence of the Transfer of Rights Contract and Production Sharing Contract for the surplus of the ToR, was approved by ANP on August 12, 2021. As a consequence, we received a compensation of US$2.9 billion from CNOOC and CNODC. Since September 1, 2021, we have a 92.6594% participation interest in the Búzios/Tambuatá shared reservoir and CNOOC and CNODC each have a 3.6703% interest.

In September 2021, CNOOC expressed its interest in exercising the option to purchase an additional share of 5% in the Production Sharing Contract of the ToR Surplus. This purchase option was already provided for in the contract signed with the partners in the bidding of the surplus volume to the Transfer of Rights Agreement of the Búzios field, held on November 6, 2019. The effectiveness of this transaction will change participations interest in the Búzios/Tambuatá shared reservoir as follows: Petrobras: 88.9891%, CNOOC: 7.3406% and CNODC: 3.6703%. The transaction remains subject to the approvals by the CADE, ANP and the Ministry of Mines and Energy (“MME”).

The estimated amount that we will receive in cash at the closing of the transaction for CNOOC's portion, subject to adjustments pursuant to the relevant agreements, is US$ 2.1 billion.

There are currently four units in operation in Búzios. A fifth platform, the FPSO Almirante Barroso, is under construction, with 90% physical project progress and expected to start production in the first quarter of 2023. FPSO Almirante Barroso will be the first chartered unit in the Búzios Field, capable of processing 150,000 barrels of crude oil per day.

FPSO Almirante Tamandaré, a chartered unit that will become the field’s sixth production system, is expected to start production in 2024. In addition, P-78, P-79, P-80, P-82 and P-83, five platforms that will be owned by us, are expected to start production in 2025, 2026 and 2027.

In October 2021, with less than three years of operation, the Búzios field surpassed the 655.9 kbpd production mark due to good operating results and a technical study that allowed its units to operate above the nominal capacity.

In 2021, investments in the Búzios field totaled US$2 billion. According to the Strategic Plan, US$23 billion will be invested by us over the next five years. The average daily production from 2022 to 2026 is expected to be 651.47 mbbl (our share), with Operational Expenditures around US$6.2 billion in the period (our share), including leasing of vessels.

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	71

For more information on our production of crude oil, natural gas, synthetic oil and synthetic gas by geographic area in 2021, 2020 and 2019, see Exhibit 15.3 to this annual report.

Customers and Competitors

One of our most representative trades in terms of volume and profitability is crude oil. We sell oil through long-term and spot-market contracts, and in 2021 the crude oil volume committed through long-term contracts with fixed quantity subject to final agreement on commercial terms was approximately 130,000 bbl/d.

Our overseas portfolio includes approximately 30 clients, such as refiners that process or have processed Brazilian oils regularly, distributed throughout China, the Americas, Europe, and other countries in Asia.

OIL CLIENTS (% vol)

Fuel oil is one of the most representative types of oil products in terms of volume in exports. In 2021, we have primarily exported low sulfur fuel oil as well as high sulfur fuel oil to several destinations. Our fuel oil is available in the major hubs in the market such as Singapore, Arab Gulf (AG), the Mediterranean and Northwest Europe, the US Gulf Coast, the west coast of Africa, Panama and the Caribbean. Our counterparties list consists of major companies, trading companies and barging companies. We have sold fuel oil to more than 40 different companies this year.

In the exploration and production industry, we deal with several competitors when we participate in bidding rounds conducted by the ANP.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	72

Reserves

Preparation of reserves estimates

We apply SEC rules (Rule 4-10(a) of Regulation S-X and Subpart 229.1200 of Regulation S-K) for estimating and disclosing oil and natural gas reserve quantities included in this annual report. In accordance with those rules, we estimate reserves by considering average prices calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, except for the reserves of the Amazon fields for which volumes are estimated using gas prices as set forth in our contractual arrangements for gas sales. Reserve volumes of non-traditional reserves such as synthetic oil and gas are also included in this annual report in accordance with the SEC regulation.

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

Thus, the reserve estimation process begins with an initial evaluation of our assets by geophysicists, geologists and engineers. Reserves coordinators in each business unit in Brazil and the corporate reserves team provide guidance for reserves estimates in compliance with SEC requirements to the asset teams. General managers in our business units in Brazil and executive officers of companies outside Brazil where we have interests are responsible for regional reserves estimates in compliance with SEC requirements. The corporate reserves team is responsible for consolidating our reserves estimates, standardized measures of discounted net cash flows related to proved oil and gas reserves and other information related to proved oil and gas reserves. Our reserves estimates are approved by our Board of Executive Officers, which then informs our Board of Directors about the approval. The technical person primarily responsible for overseeing the preparation of our reserves is the manager of the corporate reserves team, who has a degree in engineering and 19 years of experience in the oil and gas industry.

DeGolyer and MacNaughton (“D&M”) conducted a reserves evaluation of 97.5% of our net proved crude oil, condensate and natural gas reserves as of December 31, 2021 in Brazil. The amount of reserves reviewed by D&M corresponds to 97.0% of our total proved reserves company-wide on a net equivalent barrel basis. For disclosure describing the qualification of D&M’s technical person primarily responsible for overseeing our reserves evaluation, see Exhibit 99.1 to this annual report.

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

Our net proved oil, condensate and natural gas reserves as of December 31, 2021 were estimated at 9,878 million boe. This estimate includes our interest in our equity method investees, which represents 0.2% of our net reserves.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	73

PROVED RESERVES (1) (million boe)

(1)	Apparent differences in the sum of the numbers are due to rounding.

Oil and gas reserves volumes change yearly. Quantities included in our previous year’s reserves that are produced during the year are no longer reserves at year-end. Other factors, such as reservoir performance, revisions in oil prices, discoveries, extensions, purchases and sales of assets that occurred during the year, also influence year-end reserves quantities.

PROVED RESERVES (1) (million boe)

(1) Apparent differences in the sum of the numbers are due to rounding.

(2) The 896 million boe production volume is the net volume withdrawn from our proved reserves. It therefore excludes NGL, as we estimate our oil and gas reserves at a reference point located prior to the gas processing plants, except for the United States of America and Argentina. The production does not consider injected gas volumes, production of EWTs in exploratory blocks and production in Bolivia, since Bolivian reserves are not included in our reserves due to restrictions determined by Bolivian Constitution.

In 2021, we incorporated 1,969 million boe of proved reserves, including:

▪	addition of 1,376 million boe due to new projects, mainly in the Búzios field and in other fields in the Santos and Campos Basins. The new projects in the Búzios field were made possible due to the acquisition of the Transfer of Rights Surplus and the approval of the Búzios Coparticipation Agreement;
▪	addition of 429 million boe related to economic revisions, mainly due to the increase in oil prices; and

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	74

▪	addition of 164 million boe arising from technical revisions, mainly due to good performance and increased production experience in reservoirs in the pre-salt layer of the Santos Basin.

The additions in our proved reserves were partially offset by the reduction of 11 million boe due to sales of proved reserves.

Proved Undeveloped Reserves

As of December 31, 2021, our proved undeveloped reserves were estimated at 4,192 million boe, a net increase of 41% when compared to 2020 year-end.

In 2021, we incorporated 1,977 million boe of proved undeveloped reserves, including:

▪	addition of 1,374 million boe due to new projects, mainly in the Búzios field and in other fields in the Santos and Campos Basins. The new projects in the Búzios field were made possible due to the acquisition of the Transfer of Rights Surplus and the approval of the Búzios Coparticipation Agreement;
▪	addition of 312 million boe arising from technical revisions, mainly due to good performance and increased production experience in reservoirs in the pre-salt layer of the Santos Basin; and
▪	addition of 291 million boe related to economic revisions, mainly due to the increase in oil prices.

The additions in our proved undeveloped reserves were partially offset by the conversion of 767 million boe of proved undeveloped reserves to proved developed reserves, mainly as a result of FPSO Carioca plataform start-up in the Santos Basin and offshore drilling and tieback operations, and by the reduction of 1 million boe due to sales of proved undeveloped reserves.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	75

CHANGES IN PROVED UNDEVELOPED RESERVES (1) (million boe)

(1) Apparent differences in the sum of the numbers are due to rounding.

As of December 31, 2021, 33% (1,395 million boe) of our proved undeveloped reserves have remained undeveloped for five years or more, mainly due to the inherent complexity of ultra-deepwater development projects in giant fields, particularly in the Santos and Campos Basins, in which we are investing in the required infrastructure.

In 2021, we invested a total of US$6.1 billion in development projects, of which 99% was invested in Brazil.

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

Oil and Gas Additional Information

The following tables show (i) the number of gross and net productive oil and natural gas wells and (ii) total gross and net developed and undeveloped oil and natural gas acreage in which we had working interests as of December 31, 2021. A gross well or acre is a well or acre where we own a working interest, while the number of net wells or acres is the sum of fractional working interests in gross wells or acres. We do not have any material acreage expiring before 2025.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	76

GROSS AND NET PRODUCTIVE WELLS

	As of December 31, 2021
	Oil		Natural Gas		Synthetic Oil		Synthetic gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Consolidated subsidiaries
Brazil	4,518	4,488	218	211	0	0	0	0
South America (outside of Brazil)	54	22.8	202	97.7	0	0	0	0
Total consolidated	4,572	4,510.8	420	308.7	0	0	0	0
Equity method investees
South America (outside of Brazil)	0	0	0	0	0	0	0	0
North America	43	3.29	7	0.84	0	0	0	0
Total equity method investees	43	3.29	7	0.84	0	0	0	0
TOTAL GROSS AND NET PRODUCTIVE WELLS	4,615	4,514.09	427	309.54	0	0	0	0

GROSS AND NET DEVELOPED AND UNDEVELOPED ACREAGE (in acres)

	As of December 31, 2021
	Developed acreage		Undeveloped acreage
	Gross	Net	Gross	Net
Consolidated
Brazil	4,232,089.9	3,769,751.4	884,053.1	732,672.7
South America (outside of Brazil)	2,304.0	774.1	2,310.0	776.2
Total consolidated	4,234,393.9	3,770,525.5	886,363.1	733,448.9
Equity method investees
North America	22,897.0	1,985.2	147,157.1	10,969.3
Total equity method investees	22,897.0	1,985.2	147,157.1	10,969.3
TOTAL GROSS AND NET ACREAGE	4,257,290.9	3,772,510.7	1,033,520.2	744,418.2

For “net” figures, we used our working interest held on December 31, 2021. The division in oil and gas in the acreage table was not included because, usually, oil and gas are produced from the same acreage. Gross and net developed and undeveloped acreage presented in this table does not include exploratory areas.

The following table sets forth the number of net productive and dry exploratory and development wells drilled in the last three years.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	77

NET PRODUCTIVE AND DRY EXPLORATORY AND DEVELOPMENT WELLS

	2021	2020	2019(1)
Net productive exploratory wells drilled
Consolidated subsidiaries
Brazil	3.4	4.6	5.5
South America (outside of Brazil)	0.32	0	1.0
Total consolidated subsidiaries	3.72	4.6	6.5
Equity method investees
North America(2)	—	—	—
Africa	—	—	—
Total productive exploratory wells drilled	3.72	4.6	6.5
Net dry exploratory wells drilled
Consolidated subsidiaries
Brazil	0.4	1.5	1.0
South America (outside of Brazil)	—	—	—
Total consolidated subsidiaries	0.4	1.5	1.0
Equity method investees
North America(2)	—	—	—
Africa	—	—	—
Total dry exploratory wells drilled	0.4	1.5	1.0
Total number of net exploratory wells drilled	4.12	6.1	7.5
Net productive development wells drilled
Consolidated subsidiaries
Brazil	26.23	79.0	102.0
South America (outside of Brazil)	4.7	0.336	—
Total consolidated subsidiaries	30.9	79.3	102.0
Equity method investees
North America(2)	0.2042	0.306	0.14
Africa	0	0	0.6
Total productive development wells drilled	31.1	79.64	102.7
Net dry development wells drilled
Consolidated subsidiaries	—	—	—
Brazil	—	—	—
South America (outside of Brazil)	—	—	—

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	78

Total consolidated subsidiaries	—	—	—
Equity method investees	—	—	—
North America(2)	—	—	—
Africa	—	—	—
Total dry development wells drilled	—	—	—
TOTAL NUMBER OF NET DEVELOPMENT WELLS DRILLED	31.1	79.64	102.7
(1)	Data from 2019 has been adjusted to reflect the inclusion of both injection and producing wells.
(2)	Due to the joint venture formed by PAI and Murphy, information regarding proved reserves, acreage and wells in the United States are reported in the “equity method investees” section. For “net” figures, we used the working interest held as of December 31, 2021.

The following table summarizes the number of wells in the process of being drilled as of December 31, 2021.

NUMBER OF WELLS BEING DRILLED AS OF DECEMBER 31, 2021

	Gross	Net
Consolidated Subsidiaries
Brazil	7.0	4.0
International
South America (outside of Brazil)	0	0
North America	0	0
TOTAL WELLS DRILLING	7.0	4.0

The following table sets forth our average sales prices and average production costs by geographic area and by product type for the last three years.

AVERAGE SALES PRICES AND AVERAGE PRODUCTION COSTS (US$)

	South America		Total
	Brazil	South America (outside of Brazil)
2021
Average sales prices
Oil and NGL, per barrel	67.48	34.43	67.45
Natural gas, per thousand cubic feet(1)	7.61	3.21	7.43
Synthetic oil, per barrel	57.46	-	57.46
Synthetic gas, per thousand cubic feet	5.20	-	5.20
Average production costs, per barrel – total	3.66	5.05	3.68

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	79

2020
Average sales prices
Oil and NGL, per barrel	39.96	36.89	39.95
Natural gas, per thousand cubic feet(1)	5.63	3.65	5.47
Synthetic oil, per barrel	33.2	—	33.2
Synthetic gas, per thousand cubic feet	2.52	—	2.52
Average production costs, per barrel – total	4.11	4.35	4.11
2019
Average sales prices
Oil and NGL, per barrel	61.25	36.89	61.25
Natural gas, per thousand cubic feet(1)	7.72	3.65	7.55
Synthetic oil, per barrel	50.55	—	50.55
Synthetic gas, per thousand cubic feet	3.53	—	3.53
Average production costs, per barrel – total	7.05	4.69	7.02
(1)	The volumes of natural gas used in the calculation of this table are the production volumes of natural gas available for sale and are also shown in the production table above. Natural gas amounts were converted from bbl to cubic feet in accordance with the following scale: 1 bbl = 6 cubic feet.

For more information about our capitalized exploration costs, see Note 26 to our audited consolidated financial statements and the unaudited supplementary information on oil and gas exploration and production contained therein.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	80

Refining, Transportation and Marketing

We processed 73% of all our oil production, which includes oil and LNG and excludes natural gasoline (“C5+”), in our refineries. The remainder was exported. In 2021, we produced 1.852 million bbl/d of oil products, from the processing of Brazilian oil (91.5% of feedstock) and imported oil (8.5% of feedstock). We traded these oil products both in Brazil and abroad.

Furthermore, we operate in the petrochemical sector with interests in companies, as well as in the production of biofuels through our wholly owned subsidiary, Petrobras Biocombustível S.A. (“PBIO”).

Overview

We own and operate 12 refineries in Brazil, with a total net crude distillation capacity of 1,897 mbbl/d. This represents 86% of all refining capacity in Brazil according to the 2021 statistical yearbook published by the ANP. Until November 2021 we also owned and operated RLAM refinery with a capacity of 279 mbbl/d. The sale of the RLAM refinery was completed on November 30, 2021.Most of our refineries are located near our crude oil pipelines, storage facilities, refined product pipelines and major petrochemical facilities, easing access to crude oil supplies and end-users.

We also operate a large and complex infrastructure of pipelines and terminals, and a shipping fleet to transport oil products and crude oil to Brazilian and global markets. We operate 40 of our own terminals through our wholly-owned subsidiary Petrobras Transporte S.A. (“Transpetro”), and we have contracts for the use of some of the storage capacity of 13 third-party terminals.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	81

RORAIMA
AMAPÁ
AMAZONAS
PARÁ
MARANHÃO
CEARÁ
RIO GRANDE DO NORTE
PARAÍBA
PERNAMBUCO
ALAGOAS
SERGIPE
PIAUÍ
ACRE
RONDÔNIA
TOCANTINS
BAHIA
MATO GROSSO
DF
GÓIAS
MINAS GERAIS
MATO GROSSO DO SUL
ESPÍRITO SANTO
SÃO PAULO
RIO DE JANEIRO
PARANÁ
SANTA CATARINA
RIO GRANDE DO SUL

OUR OWN TERMINALS[1]

- **A** COARI, MANAUS
- **B** BELÉM
- **C** SÃO LUÍS
- **D** MUCURÍPE
- **E** GUAMARÉ
- **F** SUAPE
- **G** MACEIÓ
- **H** ARACAJU
- **I** BRASÍLIA
- **J** SENADOR CANEDO
- **K** UBERABA, UBERLÂNDIA
- **L** BARRA DO RIACHO, NORTE CAPIXABA, VITÓRIA
- **M** BARUERI, CUBATÃO, GUARAREMA, GUARULHOS, PAULÍNIA, RIBEIRÃO PRETO, SÃO CAETANO DO SUL, SANTOS, SÃO SEBASTIÃO
- **N** ANGRA DOS REIS, CABIÚNAS, ILHA D'ÁGUA, ILHA REDONDA, JAPERI, VOLTA REDONDA
- **O** PARANAGUÁ
- **P** BIGUAÇU, GUARAMIRIM, ITAJAÍ, SÃO FRANCISCO DO SUL, CAIÚNAS
- **Q** NITERÓI, OSÓRIO, RIO GRANDE

REFINERIES

#	Refinery	Start Operation	Crude Distillation Capacity	API Gravity
1	**REMAN**[2] (ISAAC SABIÁ)	1956	46 Mbbl/d	41.1
2	**LUBNOR** (REFINARIA LUBRIFICANTES E DERIVADOS DO NORDESTE)	1966	8 Mbbl/d	16.8
3	**AIG**[3] (GUAMARÉ INDUSTRIAL ASSET)	2009	38 Mbbl/d	25.9
4	**RNEST** (ABREU E LIMA)	2014	88 Mbbl/d	23.2
5	**REGAP** (GABRIEL PASSOS)	1968	157 Mbbl/d	27.2
6	**REDUC** (DUQUE DE CAXIAS)	1961	239 Mbbl/d	29.2
7	**REPAR** (PRES. GETÚLIO VARGAS)	1977	208 Mbbl/d	27.8
7	**SIX**[2] (SHALE INDUSTRIALIZATION UNIT)	1972	-	-
8	**REFAP** (ALBERTO PASQUALINI)	1968	201 Mbbl/d	29.7
9	**RPBC** (PRES. BERNARDES)	1955	170 Mbbl/d	27
9	**REVAP** (HENRIQUE LAGE)	1980	252 Mbbl/d	26.4
9	**REPLAN** (PAULÍNIA)	1972	434 Mbbl/d	27.5
9	**RECAP** (CAPUAVA)	1954	57 Mbbl/d	30.9

Start Operation | Crude Distillation Capacity | API Gravity

1) Operated by Transpetro, a 100% Petrobras subsidiary.
2) Signing of REMAN in August 2021 and SIX in November 2021.
3) Guamaré Industrial Asset (former Potiguar Clara Camarão Refinery).

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	82

Our Refining, Transportation and Marketing also include activities such as (i) petrochemicals (ii) extraction and processing of shale oil and (iii) production of biofuels.

We are repositioning ourselves in the refining business through divestment, a strategy which allows us to share risks and to establish a dynamic, competitive and efficient industry, while generating liquidity for us.

In line with our repositioning process, in June 2019, we signed a commitment with CADE which consolidates our understanding on the execution of divestment of refining assets in Brazil. The purpose of the agreement is to provide competitive conditions, encouraging new economic agents to enter the downstream market, as well as suspending CADE’s court administrative investigation related to the alleged abuse of our dominant position in the refining segment. The agreement considered the divestment of approximately 50% of our refining capacity as of the date of the agreement, which at such time comprised seven refining units (REMAN, LUBNOR, RNEST, RLAM, REGAP, REPAR and REFAP) and a shale industrialization unit (SIX).

For more information on our agreement with CADE regarding our divestments in refining assets, see “Risks – Risk Factors – Operational Risks” and “Portfolio Management” in this annual report.

In August 2021, we signed an agreement with Ream Participações S.A. to sell REMAN and its associated logistics assets. The transaction is subject to the satisfaction of conditions precedent, such as approval by the CADE. Until the conditions precedent are met and the transaction is closed, we will maintain the regular operations of the refinery and all associated assets.

In November 2021 we completed the sale of RLAM refinery.

In November 2021 we signed an agreement with Forbes & Manhattan Resources Inc. (“F&M Resources”), for the sale of the shares of the company that will own the Shale Industrialization Unit (“SIX”), located in São Mateus do Sul/PR.

In January 2022, we approved the sale of our stake in the Potiguar Cluster, which includes, among its assets, the AIG (Former RPCC). Until the conditions precedent are met and the transaction is closed, we will continue to operate the assets.

For more information on the progress of our divestments, see “ – Portfolio Management” in this annual report.

Main Assets

	2021	2020	2019
Transport and storage
Pipelines (km)	7,719	7,719	7,719
Own	6,812	7,499	7,499
Third parties(1)	907	220	220
Vessel fleet (owned and chartered)	123	131	128
Own	26	30	45
Chartered	97	101	83
Terminals	59	61	63
Own	40	44	44

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	83

Third parties(2)	19	17	19
Refining
Refineries	12	13	13
Brazil(3)	12	13	13
Abroad	-	-	-
Nominal installed capacity (mbbl/d)	1,897	2,176	2,176
Brazil	1,897	2,176	2,176
Abroad	-	-	-

(1)                  Third party pipelines that have existing Transpetro transport contracts.

(2)                  Third party terminals that have existing contracts for the use of the storage service, including six terminals operated by Transpetro.

(3)                  Signing of REMAN in August 2021.

RefTOP - World Class Refining program

In May 2021, we launched the RefTOP - World Class Refining program with the objective of being among the best oil refining companies in the world in terms of reliability, productivity, operational performance and energy efficiency. RefTOP consists of a set of initiatives that seek to implement improvements to increase the efficiency and operational performance of the refineries that are not in the divestment portfolio - RPBC, REDUC, RECAP, REPLAN, and REVAP - and to position us more competitively in the opening of the oil refining market in the country. We evaluated world benchmarks of the main refining indicators to define the program's objectives.

RefTOP provides for initiatives to increase the refineries' energy performance, making better use of inputs such as natural gas, electricity, and steam in their own operations.

The program will promote the intensive use of digital technologies, automation and robotization in our refineries. One of the examples of digital technologies that are already being adopted by us and that will be expanded with RefTOP are the Digital Twins - digital representations of the operational facilities - for real-time monitoring, failure reduction, and easier decision-making. Another important driver of the program is the increase in the production of high value-added oil products, such as diesel and propylene - raw material for the petrochemical industry for the production of packaging and automotive parts, for example. We will leverage the processing of pre-salt oils, which have low sulfur content, bringing competitive advantages and opportunities to increase our refining margin, favoring the production of S-10 diesel and bunker.

The investments in RefTOP through 2025 are approximately US$300 million and are included in the US$7.1 billion of investments contemplated for Refining, Gas & Power in the Strategic Plan.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	84

Refining

We serve our oil products clients in Brazil through a coordinated combination of oil processing, importing and exporting that according to our pricing policy seeks to optimize our margins, considering different opportunity costs of domestic and imported oil, oil products in the different markets, as well as the costs of related transport, storage and processing.

In 2021, we processed 1,780 mbbl/d of oil in our 12 refineries and RLAM (until its sale in November 2021). The following graphs show the processed feedstock and the performance of our refineries.

In 2021, our refineries broke an internal production record of S-10 Diesel low-sulfur diesel, producing 21.2 million m³ of the product, a 10% higher volume than in 2020, when production reached 19.2 million m³.

PROCESSED FEEDSTOCK (mbbl/d)

The S-10 Diesel records follow the evolution of heavy-duty and utility vehicle engines powered by diesel, which are responsible for most of the goods circulated in Brazil. There are two types of road diesel in Brazil, the S-500 and the S-10, with the former being used by vehicles manufactured prior to 2012.

In 2021, there was an increase in the production of oil products and the utilization factor of the refining system compared to 2020. Despite the concentration of maintenance stoppages in 2021 and the divestment of RLAM in November 2021, production increased as market recovered, after the low demand in 2020 due to the Covid-19 pandemic.

Diesel production increased in 2021, due to economic growth, mainly in the industrial sector, and reduction of third-party imports.

Gasoline production increased in 2021 as a result of the increase in the market due to the gain in share of gasoline over hydrated ethanol in flex-fuel vehicles, the reduction of third-party imports and the low demand in 2020 due to the Covid-19 pandemic.

In 2021, there was an increase in jet kerosene production following the recovery of the domestic market, after the impact of the Covid-19 pandemic on commercial jet fuel demand in 2020.

Naphtha production decreased in 2021, following the drop in sales in the domestic market, due to the new contracts in force with Braskem since December 23, 2020.

LPG production decreased in 2021 due to lower sales resulting from higher bottle prices and lower residential LPG consumption, which had increased in 2020 as a result of the Covid-19 pandemic.

Over the past 11 years we have made substantial investments in our existing refineries to increase our capacity to economically process heavier Brazilian crude oil, improve the quality of our oil products to meet stricter regulatory standards, modernize our refineries, and reduce the environmental impact of our refining operations.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	85

One such investment is the implementation of a new diesel hydrotreatment unit at the Paulinia Refinery (“REPLAN”), currently in a bidding process.

With this project, REPLAN will be able to produce 100% ultra-low sulfur diesel (ULSD or S-10) and increase the production of jet fuel, aiming to meet the specification and quantities demanded by the future market, in an economical way, with operational safety and lower impacts to the environment.

The new diesel hydrotreatment unit will have a production capacity of 63 Mbpd of S-10 and is scheduled to start operation in 2025, in line with the Strategic Plan.

The following table sets out the performance of our refineries.

PERFORMANCE OF REFINERIES

	Crude distillation capacity (mbbl/d)	Nelson Complexity Index	Average throughput(1) (mbbl/d)			Operational availability (%)			Total Utilization rate(4) (%)
Refinery	2021	2021	2021	2020	2019	2021	2020	2019	2021	2020	2019
LUBNOR	8	3.5	8	8	7	97.8	97.3	95.3	94.5	103.4	86.9
RECAP	57	6.8	54	39	50	96.4	96.8	96.2	95.5	68.5	87.8
REDUC	239	15	186	178	190	96.4	96.8	96.9	79.0	76.2	80.4
REFAP	201	6	145	129	138	95.8	97.6	93.7	75.5	67.3	71.4
REGAP	157	7.9	134	123	134	96.5	97.4	96.3	87.4	79.3	88.2
REMAN	46	1.8	30	27	32	98.0	97.9	97.9	66.2	59.3	69.1
REPAR	208	7.8	181	179	168	97.7	97.8	94.2	87.8	86.4	81.2
REPLAN	434	6.9	355	306	326	96.8	96.8	96.2	82.5	71.1	76.1
REVAP	252	8.6	227	216	185	96.8	97.1	94.5	92.1	87.0	74.3
RLAM	279	7.7	179(2)	239	206	95.1	94.1	92.9	72.1	88.8	80.8
RPBC	170	10.2	149	143	133	95.3	96.2	95.3	88.2	84.5	78.5
AIG (Former RPCC)	38	1	29	29	32	—	—	—	—	—	—
RNEST	88	10.7	63	93	74	92.2	96.8	97.8	78.9	115.3	94.5
Average crude oil throughput	—	—	1,740	1,709	1,675	—	—	—	—	—	—
Average NGL throughput	—	—	40	45	45	—	—	—	—	—	—
Average throughput	—	—	1,780	1,754	1,720	—	—	—	—	—	—
Crude Distillation capacity	1,897(3)	—	—	—	—	—	—	—	—	—	—

(1)	Considers oil and NGL processing (fresh feedstock).
(2)	Average until November 2021.
(3)	As of December 31, 2021 (does not consider RLAM).
(4)	Total utilization rate considers the entire load in the distillation units, consisting of oil, C5 + and reprocessing (of oil and other products).

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	86

MAIN PRODUCTS, MARKETS AND STORAGE CAPACITY OF OUR REFINERIES(1)

			Storage capacity (mbbl)
Refinery	Main products	Main markets in Brazil	Crude oil	Oil products
LUBNOR	Asphalt (45%); Fuel Oil (35%); Lubricants (13%); Diesel (7%)	Lubricant Oil – sold to distributors and marketed nationwide 0.3 0.6 Asphalts – states in Northern and Northeastern Brazil and Minas Gerais	0.3	0.6
RECAP	Diesel (42%); Gasoline (33%); LPG (9%)	Part of the São Paulo metro region and petrochemical plants	0.5	1.8
REDUC	Diesel (25%); Gasoline (14%); Fuel Oil (19%); LPG (12%); Jet Fuel (4%); Naphtha (12%)	Rio de Janeiro, São Paulo, Espírito Santo, Minas Gerais, Bahia, Ceará, Paraná, Rio Grande do Sul	5.7	12.5
REFAP	Diesel (47%); Gasoline (20%); Naphtha (14%); LPG (7%)	Rio Grande do Sul, part of Santa Catarina and Paraná, in addition to other states by means of coastal shipping	3.2	1.4
REGAP	Diesel (48%); Gasoline (24%); Jet Fuel (4%); LPG (7%)	Currently supplies the state of Minas Gerais and, occasionally, the state of Espírito Santo. It can also expand its reach to the Rio de Janeiro market	1.7	6.0
REMAN	Gasoline (31%); Diesel (26%); Naphtha (9%); Jet Fuel (7%); Fuel Oil (15%)	Amazonas, Acre, Roraima, Rondônia, Amapá and Pará	0.7	1.5
REPAR	Diesel (47%); Gasoline (27%); LPG (8%)	Paraná, Santa Catarina, Southern São Paulo and Mato Grosso do Sul	2.9	1.9
REPLAN	Diesel (46%); Gasoline (21%); LPG (7%); Jet Fuel (3%)	Countryside of the state of São Paulo, Mato Grosso, Mato Grosso do Sul, Rondônia and Acre, Southern Minas Gerais and the so-called “Triângulo Mineiro”, Goiás, Brasília, and Tocantins	6.7	12.9
REVAP	Diesel (32%); Gasoline (19%); Naphtha (10%); Jet Fuel (10%); Fuel Oil (14%)	Paraíba Valley, the northern coast of the state of São Paulo, southern Minas Gerais, the São Paulo metro region, Midwestern Brazil and Southern Rio de Janeiro. It supplies 80% of the demand for jet fuel in the São Paulo state market and 100% of the Guarulhos International Airport	3.3	12.0
RPBC	Diesel (45%); Gasoline (25%); Fuel Oil (13%); LPG (6%)	Most products are intended for São Paulo’s capital. A portion is also shipped to Santos and to the Northern, Northeastern, and Southern Brazilian regions	2.5	6.8
AIG (Former RPCC)	Fuel Oil (76%); Diesel (9%); Jet Fuel (5%); Gasoline (6%)	Rio Grande do Norte and southern Ceará	0.12	0.12
RNEST	Diesel (50%); Naphtha (13%); Coke (8%); Fuel Oil (27%)	North and Northeast of Brazil	—(2)	0.7
(1)	RLAM was divested on November 30, 2021.
(2)	Crude oil is supplied directly to RNEST’s tank farms of 5.1 mbbl, with no external crude oil storage.

With respect to oil products, we produced 1,852 mbbl/d of oil products in 2021, as shown in the following graphic:

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	87

OIL PRODUCTS PRODUCTION (mbbl/d)

Ongoing undertakings

Located in southeastern Brazil (Itaboraí, in the state of Rio de Janeiro), the GASLUB Cluster is comprised of the GASLUB Itaboraí UPGNs and other underlying utilities. With respect to the UPGN, all critical bidding for the UPGN utilities was successfully completed during 2019. In 2020, some utilities systems were successfully completed. In 2021, several systems, mainly in utilities, have been authorized to work and tested for operation. The unit start up is scheduled for 4Q2022 (first processing train). Studies concerning new project alternatives for the GASLUB Cluster are still in progress, which include integration with the refinery operating in REDUC for the production of basic lubricants G-II and high-quality fuels and the construction of a Natural Gas Thermoelectric Power Plant.

With respect to the expansion of production capacity of ultra-low sulfur diesel (ULSD or S-10), in addition to the new hydrotreatment unit at the REPLAN, with an additional production capacity of 63 Mbpd of ULSD, we also have an ongoing investment at the REDUC. This investment in focused on modifications to an existing diesel hydrotreating unit (U-2700) in order to improve the S-10 production in 28,000 Mbpd, meeting market specifications and environmental requirements. This project is currently in its execution phase, expected to start in 2023. A very similar investment is planned for the REVAP, with modifications on an existing diesel hydrotreating unit (U-272D) in order to improve the S-10 production in 41,000 Mbpd. This project is currently developing basic engineering and is expected to start in 2025.

Our Strategic Plan has included additional investments in RNEST, aiming to add overall value to the facility. See “Strategic Plan” in this annual report.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	88

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

In the last quarter of 2019, the demand for low sulfur fuel oil (“LSFO”) increased in all ports where we offered the product while international prices have risen significantly.

In 2020, due to the rising value of the LSFO, we have set new monthly records of exports from Brazil three times, the last one being in September when 1.14 mmt of fuel oil (mainly LSFO grades) left Brazilian ports. Even with increasing export quantities during 2020, the average of LSFO grades from Brazil were commercialized at a positive crackspread against Brent.

In 2021, we have once again exported a large quantity of fuel oil (approximately eight million tons), with the LSFO cargos being commercialized at positive crackspreads. The Far East was, once again, the main destination of Brazilian exports of fuel oil.

Logistics

Oil and oil products logistics connect the oil production systems to refineries and markets seeking to maximize the value of oil refining operations and the commercialization of oil and oil products in Brazil and abroad through an integrated system of logistics planning, sales, and operations and assets, as depicted below.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	89

We directly manage some assets of this system, while we contract others with our wholly owned subsidiary Transpetro.

Transpetro is a logistics company which performs operations for the storage and handling of oil and its derivates, ethanol, gas and biofuels for the supply of Brazilian machinery, thermoelectric and refineries, including import and export activities.

The terminals and pipelines operation are an important link in our supply chain. The oil is transported from the production fields to Transpetro terminals either by pipeline or by ship. From there, it is transported to refineries or for export. After refining, the oil products are again drained through pipelines to the terminals to be delivered to fuel distribution companies, which supply the Brazilian and global markets.

This operation covers a 7,719 km pipeline network and 46 terminals, 25 of which are marine and 21 onshore. The terminals have a total nominal storage capacity of 10.73 million m3. In 2021, Transpetro handled 600.8 million m3 of oil and oil products, totaling 8,707 operations with tankers and oil barges.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	90

VOLUME MOVED AT TERMINALS AND PIPELINES (million m3)

Fuel theft in onshore pipelines

Aiming to strengthen our commitment to life, the environment and operational safety, in 2021 we strengthened our relationship with the Public Prosecutor’s Office and public security authorities. Upon our admission to the ICL (Instituto Combustível Legal) and with the active participation of Transpetro, we started to address the issue of fuel theft in pipelines, also known as illegal taps. With these actions and the constant investments in detection systems and monitoring of pipelines, combined with the permanent efforts of several departments of Transpetro, we managed to reduce the number of illegal taps by more than 49% compared to 2020 and a significant reduction in the volume of stolen product. Increased promptness in locating illegal taps minimizes the risks to the population, contributes to the environmental preservation, to the integrity of the pipelines, as well as to avoid interruption of pipeline operations, reducing financial losses and impacts on our image.

In 2021, we recorded a loss of 1,800 m³ of oil and oil products, a 64% decrease compared to the volume lost in 2020, when we recorded a loss of 4,973 m³. The number of occurrences of theft of oil and derivatives reached 102, a decrease of more than 49% compared to the previous year when 201 occurrences were recorded. Out of the total number of cases, 81% occurred in the state of São Paulo, 10% in the state of Rio de Janeiro, 5% in the state of Minas Gerais and the remainder in other states. These three states accounted for 96% of the occurrences in 2021.

In 2021, we continued with the implementation of the Petrobras Integrated Pipeline Protection Program (Pró-Dutos), launched in 2019 and which we conducted in partnership with Transpetro. The program aims to expand and integrate all actions planned to mitigate the risks caused by theft of oil and oil products in pipelines. We also followed the Emergency Action Plan where we managed to achieve 93% of the planned actions. The programs are multidisciplinary and focus on several areas: intelligence, legislation, social responsibility, communication, technology and contingency.

We also launched a new advertising campaign to raise public awareness of fuel theft risks, more focused in sensitive areas and, to encourage the public to report suspicious activities through our communication channel. We continued to evaluate our crisis procedures and responses to emergencies resulting from fuel theft from pipelines through a tabletop simulated emergency exercise to test our business operational capabilities.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	91

TERMINALS

Location	Terminal	Type	Nominal capacity (m³)
Alagoas	Maceió	Marine	58,266
Amazonas	Manaus (REMAN) Coari	Marine Marine	– 86,147
Ceará	Mucuripe	Marine	–
Espírito Santo	Barra do Riacho Norte Capixaba Vitória	Marine Marine Marine	107,834 85,205 10,710
Distrito Federal	Brasília	Onshore	72,326
Goiás	Senador Canedo	Onshore	127,778
Maranhão	São Luís	Marine	78,897
Minas Gerais	Uberaba Uberlândia	Onshore Onshore	54,812 45,876
Pará	Belém	Marine	48,187
Pernambuco	Suape	Marine	108,560
Paraná	Paranaguá	Marine	204,567
Rio de Janeiro	Ilha d’ Água Angra dos Reis Campos Elíseos Ilha Redonda Japeri Volta Redonda Cabiúnas	Marine Marine Onshore Marine Onshore Onshore Onshore	179,173 1,011,487 547,284 78,662 37,650 25,502 483,134
Rio Grande do Norte	Guamaré	Marine	258,309
Rio Grande do Sul	Niterói Rio Grande Osório	Marine Marine Marine	21,189 101,695 842,394
Santa Catarina	Biguaçu Itajaí Guaramirim São Francisco do Sul	Onshore Onshore Onshore Marine	36,214 56,482 18,644 473,166
Sergipe	Aracaju	Marine	156,940
São Paulo	Santos São Sebastião Barueri Cubatão Guararema Guarulhos Paulínia Ribeirão Preto São Caetano do Sul	Marine Marine Onshore Onshore Onshore Onshore Onshore Onshore Onshore	389,080 2,057,557 206,461 161,102 1,026,935 164,181 274,608 50,886 227,501
TOTAL	40	–	9,975,399

In 2020, aiming to optimize the operational fleet and following the best practices of the shipping market, Transpetro performed an analysis of its ship portfolio and decided to dispose of assets over 25 years old. In this way, Transpetro created a divestment plan that was completed in 2021. This action plan, aimed at improving the operational availability indicator, resulted in a reduction in the average age of the fleet from 13.57 years to 7.31 years in 2021.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	92

For more information on the vessels chartered or owned by us and Transpetro, see Exhibit 15.4 to this annual report.

Marketing

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	93

SALES VOLUMES OF OIL PRODUCTS TO BRAZILIAN MARKET, PER PRODUCT AND TOTAL IN THE YEAR (MBBL/D)

Diesel

Diesel is a medium petroleum distillate used as fuel in vehicles with compression-ignites internal combustion engines (diesel cycle engines). It is used mostly for cargo and passenger’s road transport (80%) and in the agriculture sector (10%). All diesel sold to end users in Brazil must be blended with biodiesel. In March 2021, the mandatory level of biodiesel in the fuel increased from 12% to 13%. However, due to the lack of raw material for the manufacture of the renewable fuel and rising prices, the national regulatory agency (“ANP”) temporarily reduced that percentage to 10% from May to August, raised to 12% in September and October, and reduced again to 10% in November and December. For 2022, the National Energy Policy Council (“CNPE”) decided to maintain the 10% biodiesel content in diesel for the entire year.

The increase in diesel oil sales in 2021 was mainly associated with the increase in its market share, as a result of commercial actions. Other important factor was the economic recovery, especially in the industrial sector, although this growth was largely due to the depreciated base in 2020, notably after the beginning of the Covid-19 pandemic. Sectors such as the manufacturing industry and retail trade, played an important role in the increase in consumption of this product. Other positive points for the consumption growth were the increase in sales for use in thermal plants and, of course, the reduction in the average content of biodiesel.

In 2021, we reached an annual record for production and sales of low-sulfur S-10 diesel. There was a 34.7% increase in product sales compared to 2020, with the sale of 25.8 million m³, and a 10% increase in production, which reached 21.2 million m³. Currently, the sale of the S-10 corresponds to more than half of our total diesel sales.

The record sales of S-10 Diesel and the growth in total Diesel sales reflect the commercial and operational actions that we have implemented in order to mitigate the effects of the Covid-19 pandemic on fuel demand and the successful efforts to expand the supply of the product with lower sulfur content, replacing the S-500 Diesel.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	94

Gasoline

Gasoline is a light petroleum distillate used in vehicles with spark-ignites internal combustion engines (Otto cycle engines). Refineries in Brazil produce a distillate called “gasoline A,” which must be blended with 27% of anhydrous ethanol (current mandate) at distributors sites and then sold to end users as “gasoline C” at gas stations. Its main competitors are hydrated ethanol (sold directly by producers to distributors, who resell it on gas stations) and CNG (sold by gas distributors directly to gas stations). In 2021, the “gasoline A” share in Brazilian Cycle-Otto market was about 53%.

The main factors for the sales growth were the gain in gasoline participation over hydrated ethanol in flex fuel vehicles consumption, associated with the fall in the sugarcane crop that limited the supply of ethanol, and also the low comparison basis in 2020, due to the mobility restrictions imposed by the Covid-19 pandemic in 2020.

Another very important factor was the increase in our market share in the Brazilian gasoline market, as a result of commercial actions.

LPG
The liquefied petroleum gas (LPG) is a light distillate composed by propane and butane. It is used as fuel for heating appliances such as cooking equipment, rural heating and water boilers, among others. In Brazil, around 70% of LPG is sold by distributors bottled in cylinders of up to 13 kg and primarily used for residential cooking and its demand is directly driven by population growth and real income growth. On the other hand, consumption is inversely correlated with local temperatures and the efficiency rate of cooking equipment. The remaining LPG demand (30%) comes mainly from industrial and services sectors, whose demand is driven by economic growth. The drop in LPG sales in 2021 was mainly associated with the increase in the supply by others players, and the positive effect of Covid-19 pandemic on the LPG consumption for cooking in 2020, which has contributed to increase the basis of comparison.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	95

Jet Fuel

Jet-fuel is a medium petroleum distillate used as aviation fuel in aircrafts powered by gas-turbine engines.

It is used by all commercial aviation companies (passengers and cargo transportation), which represents 90% of total Brazilian demand. Regarding commercial aviation, prior to the Covid-19 pandemic, domestic flights comprised up to 60% of Brazilian jet-fuel demand, and the remaining 40% of jet-fuel demand came from international flights. Jet-fuel demand is strongly correlated with GDP growth, as it directly affects the demand for travel – business and leisure.

The main factor behind the rise of sales in 2021 was the decrease of restrictions on mobility imposed by the Covid-19 pandemic, which had strongly impacted the Brazilian market. In April 2020, for example, the sales volume of jet fuel was less than 10% compared to the previous year.

Domestic flights sales gradually recovered due to the decline in cases and deaths caused by the Covid-19 pandemic in Brazil, mainly in the second half of 2021. The reopening of international borders to the country also contributed to the increase in international flights.

Fuel Oil

Fuel oil is a residual fraction of the petroleum distillation. It is used in industrial (mostly non-ferrous metallurgy companies) and electricity generation sectors (thermoeletric plants). The demand for fuel oil for industrial consumption depends mostly on GDP growth and on the natural gas availability (its main competing product).

The fuel oil thermoeletric plants participate marginally in the country’s energy supply, entering into operation only when the water level in reservoirs are very low. In 2021, industrial use of fuel oil represented around 60% of demand, while the use in power generation represented only 40%.

In 2021, the main factor for the significant sales growth was the increase in deliveries of fuel oil for use in thermoelectric plants. The objective was to recover water reservoirs of the Southeast / Midwest subsystem, as well as supplement the energy supply in moments of low wind generation in the Northeast Region of Brazil.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	96

Naphtha

Naphtha is a light petroleum distillate that is mainly used as raw material for petrochemical sector. This product is sold to three existing petrochemical plants in Brazil, which produce commodity chemicals such as ethylene, propylene, butadiene and aromatics (benzene, toluene, xylenes).

The drop in naphtha sales in 2021 was mainly associated with the decrease in deliveries to Braskem's plants in Rio Grande do Sul and Bahia states, due to new contracts with the petrochemicals in force with Braskem since December 2020, where the committed quantities werelower than the previously negotiated. In the São Paulo state hub, where we are Braskem's only supplier, there was a decline in sales due to the plant's scheduled stop for maintenance in April and May.

Besides oil and oil products, we also trade natural gas, nitrogen fertilizers, renewables and other products.

BRAZILIAN SALES VOLUMES AND EXPORTS (mbbl/d)

	2021	2020	2019
Total oil products	1,806	1,663	1,738
Ethanol, nitrogen fertilizers, renewables and other products	28	8	7
Natural gas	352	292	350
Total Brazilian market	2,186	1,963	2,095
Exports(1)	811	957	735
TOTAL BRAZILIAN MARKET AND EXPORTS	2,997	2,920	2,830
(1)	Mainly includes crude oil and oil products.

Oil products prices

Crude oil is a commodity, the value of which depends on its quality, usually based on its API gravity. Traditionally, lighter crude oils have greater added value than heavier ones, given that they can generate higher value products. Recently, however, heavy crudes have shown a strong market value due to the possibility of high margin production when these crudes are processed in refineries with more complex hardware. In addition, oils with similar yields and physical properties have a greater market value if they have lower sulfur content. Different refineries assign different values to the same crude oil, depending on their conversion capacity and the value of the products they intend to produce to supply their specific markets. Refineries can process a variety of crude oils, which brings competition among different grades.

Crude oils are globally traded and their prices are usually referenced on international quotations, such as WTI, Brent or Dubai. Depending on factors such as quality, offer, demand, size lot, trading conditions and logistics costs to make a crude oil cargo available at a certain delivery point, a premium or a discount can be negotiated between buyer and seller, and added to the reference quotation.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	97

Refined oil products are commodities and their prices in different regions of the global market are driven by the local balance between supply and demand, crude oil prices and crack spread. Crack spread refers to the overall pricing difference between a barrel of crude and the oil products refined from it. It is an industry-specific type of gross processing margin. “Crack” is a term used in the oil industry that represents the ability of a crude to produce different products such as gases like propane and butane; light distillates like naphtha and gasoline; middle distillates like kerosene, gasoils and diesel fuels; and heavy distillates like heavy fuel oil and asphalt. Typically, a crack is defined in terms of one specific product versus one specific crude. For example, the diesel crack on Brent indicates how much the price of the individual product is contributing to the refining profitability.

The price of a barrel of crude oil and the various prices of the products refined from it are not always in perfect synchronization. Depending on seasonality and global inventories, among other factors, the supply and demand for any particular oil product may result in pricing changes that can impact the profit margins on a barrel of crude oil for the refiner.

As oil products are traded globally and can be transported between markets, prices around the world tend to fluctuate subject to local conditions.

Our current pricing policy in Brazil takes into account domestic market conditions and seeks to align the price of oil products with international prices, while avoiding the immediate transfer of volatility of international quotations and the exchange rate caused by conjunctural issues. Specifically, diesel oil, gasoline, LPG, jet fuel, fuel oil and other minor product prices are defined taking into account the international import parity price, margins to remunerate the risks inherent in our operations and the level of market share.

In 2021, we adjusted our fuel prices according to international price parity as global oil prices changed and settled at new levels.

Diesel and Gasoline

Diesel and gasoline prices in the Brazilian market are defined taking into account the import parity price and margins to remunerate the risks inherent in the operation.

According to our pricing policy, prices readjustments of diesel and gasoline are carried out without defined frequency, according to market conditions and external environment analysis, enabling us to compete more efficiently and flexibly.

During 2021, we announced adjustments to selling prices at refineries, resulting in price increases of 68.2% for gasoline and 65.1% for diesel, when comparing prices in place on December 31, 2021 with those effective as of December 31, 2020.

LPG

LPG prices in the Brazilian market are defined taking into account the import parity price and margins to remunerate the risks inherent in the operation, in the residential and industrial/commercial LPG segments. According to our pricing policy, price adjustments are made without defined periodicity, according to market conditions and analysis of internal and external environments.

During 2021, we announced adjustments to selling prices at refineries, resulting in price increases of 47.6% for LPG, when comparing prices in place on December 31, 2021 with those effective as of December 31, 2020.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	98

Imports, Exports, and International Sales

Our import and export of crude and oil products are driven by economic factors involving our domestic refining, the Brazilian demand levels and international prices. Most of the crude oil we produce in Brazil is classified as medium API gravity. We import some light crude oil to balance the slate for our refineries, and export mainly medium crude oil from our production in Brazil. In addition, we continue to import oil products to fulfill our contracts in order to balance any shortfall between production from our Brazilian refineries and the market demand for each product.

In 2021, net exports decreased by 299 bbl/d, reaching 444 bbl/d. This decrease resulted mainly from a reduction in crude oil exports and an increase in diesel imports.

EXPORTS AND IMPORTS OF CRUDE OIL AND OIL PRODUCTS (mbbl/d)

	2021	2020	2019
Exports
Crude oil	575	713	536
Fuel oil	197	194	133
Other oil products	39	50	66
Total exports	811	957	735
Imports
Crude oil	154	97	168
Diesel	118	18	70
Gasoline	20	10	28
Other oil products	75	89	88
Total imports	367	214	354

Our crude oil, oil products and LNG trading activities aim to meet our internal demands or potential businesses opportunities identified by our commercial teams, seeking to optimize the buying and selling operations in the Brazilian and global markets, as well as offshore operations.

The international trading teams are based in the major global commercial hubs of oil and oil products, such as Houston, Singapore and Rotterdam and are comprised of crude oil and product traders, shipping and support operators.

For more information on our oil and oil products clients, see “ – Exploration and Production – Customers and Competitors” and “Refining, Transportation and Marketing – Customers and Competitors” in this annual report.

Distribution

We sell our oil products to several distribution companies in Brazil. Until July 2019, we had a 71.25% stake in BR Distribuidora, one of the largest distribution companies in the country. As a result of a secondary public offering (follow-on) closed in July 2019, we had a 37.5% participation in BR Distribuidora as of December 31, 2020.

In July 2021, we completed the sale of our entire remaining stake in BR Distribuidora, leaving the distribution sector in Brazil. Following the sale, BR Distribuidora changed its name to Vibra Energia S.A. (“Vibra”).

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	99

Even after completing the sale of our shareholding in Vibra, we remain the owner of the main brands used by it, including those that identify service stations, fuel, loyalty program, aviation segments and certification program, among others.

A 10-year trademark license agreement is in place and grants Vibra a non-exclusive, paid, temporary license on certain trademarks we own, including but not limited to “Petrobras,” “Petrobras Podium,” “Petrobras Premmia,” “De Olho no Combustível,” “BR Aviation” and “Petrobras Grid.” The trademark license agreement was renegotiated in 2019 and amended in June 2021 to incorporate changes necessary for both companies. The contract expires in June 2029 and is renewable for an additional 10-year period, subject to agreement between the parties.

Under the terms of this agreement, the license is granted exclusively to the service station and aviation segments, for which Vibra shall exclusively use the brands licensed by us. Meanwhile, during the term of the trademark license agreement, we undertake to refrain from operating in the service stations sector across the Brazilian territory. The definition of a “service station” under this agreement is any facility where oil and gas products and services and/or services related to any other energy sources (renewable or otherwise) intended to power automotive vehicles and watercrafts are offered to the Business-to-Consumer (or B2C) public, including convenience stores.

We also participate in the retail sector in other South American countries, as follows:

▪	Colombia: Our operations through Petrobras Colombia Combustibles S.A. (PECOCO) include 125 service stations and a lubricant plant with a production capacity of 54,000 m3/year. In June 2020, we announced the binding phase of PECOCO’s divestment process;
▪	Uruguay: Until February 2021, our operations included 88 service stations. In February 2021, we sold our stake in Petrobras Uruguay Distribución S.A. (PUDSA) and ended the distribution operations in this country.
▪	Chile: Following the sale of our distribution operations in Chile, which was concluded in January 2017, we entered into a brand licensing agreement in that country, for the initial term of eight years. To operate our acquired assets in Chile, Southern Cross created Esmax, a company that operates as our licensee in the fuel distribution segment;
▪	Paraguay: Following the sale of our distribution operations in Paraguay, which was concluded in March 2019, we entered into a brand licensing agreement in Paraguay. Our operations were sold to Paraguay Energy, a subsidiary of Copetrol Group and the sale agreement also included the licensing for the exclusive use of our brands by Nextar (the successor of Petrobras Paraguay Operaciones y Logística SRL) in service stations in Paraguay, for the initial term of five years.

For more information of the divestment process, see “ – Portfolio Management” in this annual report.

Customers and Competitors

We interact with approximately 470 clients in Brazil, in regard to liquid oil products, seven of which account for 67% of the total volume sold.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	100

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

According to information provided by the ANP, we have a dominant participation in the Brazilian market for refining. We own and operate 12 refineries in Brazil and a shale industrialization unit (“SIX”). SIX is presented in the Shale Industrialization section in this annual report.

In June 2019, we signed a commitment with CADE which consolidates the understanding between the parties on the execution of the divestment of refining assets and SIX in Brazil.

For more information on our agreement with CADE regarding our divestments in refining assets, see “Risks – Risk Factors – Operational Risks” and “ – Portfolio Management” in this annual report.

With respect to the trading of oil products in the Brazilian market, we face competition from importers, formulators, other domestic producers and petrochemical plants. In 2021, our participation in diesel and gasoline markets increased compared to the previous year, mainly due to commercial actions.

Other Activities

Petrochemicals

We engage in the petrochemical sector through the following companies:

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	101

OUR SHAREHOLDING IN PETROCHEMICAL COMPANIES IN BRAZIL AND THEIR MAIN PRODUCTS

Company/Main products	Location	Nominal capacity (mmt/y)	Our shareholding	Other shareholding
Braskem
Ethylene	Brazil	5.00	36.15%	Novonor (38.32%)
Polyethylene	Brazil	3.06		Others (25.53%)
	Mexico	1.05
Polypropylene	Brazil	1.85
	USA	2.02
	Germany	0.63
DETEN Química S.A.
LAB(1)	Brazil	0.22	27.88%	Petresa (69.78%); Others (2.34%)
LABSA(1)		0.12
METANOR S.A./COPENOR S.A.(2)
Formaldehyde	Brazil	0.09	34.34%	Dexxos Participações (45.47%); Others (19.99%)
Hexamine		0.01
FCC Fábrica Carioca de Catalisadores S.A.
Catalysts	Brazil	0.04	50.00%	Albemarle (50.00%)
Additives		0.01
PETROCOQUE S.A.
Calcined petroleum coke	Brazil	0.55	50.00%	Universal Empreendimentos e Participações Ltda (50.00%)

(1) Feedstock for the production of biodegradable detergents.

(2) Copernor S.A. is a subsidiary of Metanor S.A.

In September 2021, we announced the binding phase for Deten Química S.A. For more information see “ – Portfolio Management” in this annual report.

In December 2021, we approved the model for the sale of up to 100% of our preferred shares in Braskem S.A. (Braskem), by means of secondary public offering(s) of shares (follow-on), together with Novonor S.A. - In Judicial Recovery and NSP Investimentos S.A. - In Judicial Recovery (both referred to as Novonor).

In January 2022, we decided with Novonor to cancel the public offering for secondary distribution of shares, due to the instability of the conditions in the capital markets, where levels of demand and price were not appropriate for proceeding with the transaction.

Shale Industrialization

We operate shale processing through our shale industrialization unit (“SIX”), an operating unit with installed capacity of 5,880 t/d, located in São Mateus do Sul, Brazil. We have developed a technology that covers all stages of the manufacturing process. The products obtained from shale processing are fuel oil, naphtha, fuel gas, liquefied gas and sulfur.

In line with our risk management policy associated with the management of contingencies and with the strategy of generating value through the negotiation of amounts in dispute, we and ANP reached an agreement at the end of 2021 to close all legal and administrative proceedings related to the collection of royalties and administrative fines arising from the oil shale mining carried out by us at SIX. The execution of the definitive agreement with the ANP is subject to regulatory approvals after a public hearing to be conducted by ANP. We expect to sign this agreement by May 2022.

The agreement encompasses both the conclusion of administrative and judicial disputes and the execution of a concession agreement, aiming to regulate the granting of shale exploration and mining rights granted to us.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	102

In the agreement, the ANP undertake to adopt a royalty rate of 5% as of the validity of the concession agreement (for 27 years, renewable for another 27-year term) and to no longer claim from us any royalties collected by us related to the SIX's, as well as any fines and/or penalties and/or late payment additions prior to signing the agreement.

Under the agreement, as of December 2021 we undertake to pay US$103 million, representing a 48% discount in relation to the total amount in dispute.

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

In November 2021, we signed an agreement with Forbes & Manhattan Resources Inc. for the sale of SIX. The transaction is subject to the satisfaction of conditions precedent, such as approval by the CADE and by the ANP. Until the conditions precedent are met and the transaction is closed, we will maintain normal operation of the unit.

For more information on our agreement with CADE regarding our divestments in refining assets, see “Risks – Risk Factors – Operational Risks” and “Portfolio Management” in this annual report.

For more information on the progress of our divestments, see “ – Portfolio Management” in this annual report.

Biofuels

BioRefino 2030

In 2020, we launched the BioRefino 2030 Program which aimed to transform its refining processes into a more sustainable industry, in line with a low-carbon based economy. In 2021, we accelerated our projects for the generation of new, modern and sustainable fuels, such as renewable diesel and biojet.

Diesel with a renewable content is an advanced biofuel, produced from coprocessing conventional diesel with vegetable oils using our proprietary HBIO™ technology. The renewable part of resulting fuel (Hydrotreated Vegetable Oil or “HVO”) presents the same structure as conventional diesel fuel and, according to reports from the Biodiesel Producers Association, reduces the emission of greenhouse gases by 70% compared to mineral diesel oil. Coprocessed diesel with a renewable content, as well as pure HVO, are free from contaminants and does not cause any damage to engines, effectively increasing vehicle life and reducing transportation costs. The authorization for the commercial sale of this biofuel in Brazil depends on a new regulation to be issued by the ANP.

BioQAv (also known as Synthetic Aviation fuel or BioJet fuel) will be used worldwide to reduce the emissions of greenhouse gases in the aviation sector. This was determined by the International Civil Aviation Organization and will be mandatory in Brazil in 2027. The production process for BioQAv, through hydrogenation uses the same raw materials required for the production of HVO, which is also produced as a coproduct of this process.

We also operate in the production of biodiesel through our wholly owned subsidiary PBIO, which manages our activities for the production, logistics and marketing of these products.

Brazil is a global leader in the use and production of biofuels. The anhydrous ethanol content requirement for gasoline sold in Brazil is 27%.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	103

Historically, Brazil is a major producer of ethanol and sugar and some companies that operate in this market sell the excess electricity generated from the burning of sugarcane bagasse.

There is a mandatory blend of biodiesel in all diesel sold in Brazil. In 2021, CNPE fixed a 13% blend on or after March 2021, with gradual scheduled increases of 1% per year, until it reaches a mandated 15% in 2023. However, in November 2021 the CNPE published Resolution No. 25, which changed the previous percentage of blend by establishing a mandatory blend of 10% for 2022.

PBIO has three biodiesel plants for its own operations. However, the Quixadá biodiesel plant is in a hibernation state since November 2016. Our biodiesel production capacity in the other two plants in operation is 8.63 mbbl/d. In 2021 we supplied 4% of Brazil’s biodiesel demand, according to the ANP.

PBIO had a 50% interest in BSBios Indústria e Comércio de Biodiesel Sul Brasil S.A. (“BSBios”), which owns two biodiesel plants. In February 2021, we announced the sale of PBIO’s entire stake in BSBios to RP Participações em Biocombustíveis S.A. (“RPBio”), which owned the remaining 50% stake in BSBios.

Main Assets

	2021	2020	2019
Biofuels
Biodiesel production units - PBIO	3	3	3
Biodiesel production capacity (mbbl/d) - PBIO	10.5	10.5(2)	10.0(2)
Biodiesel production units - BSBios	N/A(1)	2	2
Biodiesel production capacity (mbbl/d) - BSBios	N/A(1)	14.3(3)	12.1(3)

(1)  In February 2021, the sale of PBIO’s entire stake in BSBios to RPBio was concludedd.

(2)  Includes the capacity of Quixadá biodiesel plant, which has been in hibernation state since November 2016.

(3)  Includes total production capacity in two plants in which we have 50% interest through BSBIOS Sul Brasil.

With respect to divestments, in July 2020, we announced the sale of PBIO’s entire stake in Bambuí Bioenergia S.A. (“Bambuí”). This stake represented 8.40% of Bambuí shares and was sold to Turdus Participações S.A. (“Turdus”), which held the remaining 91.60% stake in the company. Prior to the divestment, Turdus and Bambuí initiated an arbitration process against PBIO; later, we replaced PBIO as the defendant part in the arbitration process, which is still in progress. In addition, we are in the process of divesting our stake in PBIO. In September 2020, we announced the beginning of the binding phase of the sale of all of our shares in this wholly owned subsidiary.

For more information on our divestments, see “ – Portfolio Management” in this annual report.

In accordance with our Strategic Plan, we decided to exit the biodiesel and ethanol production market. Nevertheless, we are working to produce renewable diesel and BioQav, in response to the sustainability policies of the Brazilian energy matrix.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	104

BIOFUELS PRODUCTION (1) (thousand m3)

(1)	Includes 100% of the volume of our equity method investees (net production of PBIO in biodiesel, considering PBIO share in the investee, was 67.4% in 2019, 64.5% in 2020, and 75,4% in 2021; net production of PBIO in ethanol was 8.4% of total)
(2)	Biodiesel production figure for 2021 is updated as of February 9, 2020, the date on which we sold our share in BSBios
(3)	Ethanol production figures from 2020 are as of July 10, 2020, the date in which we sold our share in Bambuí, our investee in this segment

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	105

Gas and Power

Overview

We process gas produced in our oil fields in our natural gas processing units (“UPGNs”) that have the capacity to treat 103.6 million m3/d of natural gas in Brazil. We market this natural gas, along with gas imported from Bolivia and LNG acquired in the global market, to several consumers and to the thermoelectric plants.

We also operate in the generation and sale of electric energy through thermal power plants fired by natural gas, diesel oil and fuel oil.

Main Assets

	2021	2020	2019
Natural gas
Gas pipelines in Brazil (km)	2,643(2)	4,686(1)	9,190
Processing Units	22	22	22
Brazil	19	19	19
Bolivia	3	3	3
Processing capacity (million m3/day)	149	149	149
Brazil	105	105	105
Bolivia	44	44	44
Regasification terminals	3	3	3
Regasification capacity (million m3/day)	47	47	47
Power
Number of thermal power plants	15(3)	20	20
Installed capacity (thousand MW)	5.4	6.1	6.1

(1)      In July 2020, we entered into a share purchase and sale agreement for our remaining 10% interest in TAG, which has 4,504 km of pipelines.

(2)      In April 2021, we concluded the sale of our remaining 10% interest in Nova Transportadora do Sudeste S.A. (NTS), which has 2,043 km of pipelines.

(3)      In November 2021, we concluded the sale of our participation in Breitener Energética S.A, which has two thermoelectric plants: Jaraqui and Tambaqui. In December 2021, we concluded the sale of.three thermal power plants: Bahia 1, Muricy and Arembepe.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	106

RORAIMA
AMAPÁ
AMAZONAS
PARÁ
MARANHÃO
CEARÁ
RIO GRANDE DO NORTE
PARAÍBA
PIAUÍ
PERNAMBUCO
ALAGOAS
ACRE
RONDÔNIA
TOCANTINS
SERGIPE
BAHIA
MATO GROSSO
DF
GÓIAS
MINAS GERAIS
ESPÍRITO SANTO
MATO GROSSO DO SUL
SÃO PAULO
RIO DE JANEIRO
PARANÁ
SANTA CATARINA
RIO GRANDE DO SUL
NATURAL GAS TRANSPORT PIPELINE
TSB
GTB
TBG
GASOCIDENTE
REGASIFICATION TERMINAL LNG
LNG Ceará – Pecém
LNG Bahia
LNG baía de guanabara
UPGN (Natural-gas processing unit)
UTG (Natural-gas treatment unit)
Power plants

1 UPGN Urucu (4 units)
2 UPGN Lubnor
3 UPGN Guamaré (3 units)
4 UPGN Pilar
5 UPGN Atalaia
6 UPGN Catu
7 UPGN Candeias
8 EVF Manati
9 UTGC (Cacimbas)
10 UTGSUL (Sul Capixaba)
11 UTGCAB (Cabiúnas)
12 UPGN REDUC
13 UTGCA (Caraguatatuba)
14 UPGN RPBC

A TERMOCEARÁ
B VALE DO AÇU
PARQUE EÓLICO GUAMARÉ
ALTO DO RODRIGUES
C SUAPE II
TERMOCABO
D TERMOBAHIA
TERMOCAMAÇARI
E GOIÂNIA II
F IBIRITÉ
JUIZ DE FORA
G BAIXADA FLUMINENSE
SEROPÉDICA
TERMORIO
TERMOMACAÉ
H TRÊS LAGOAS
I CUBATÃO
NOVA PIRATININGA
PIRATININGA
J ARAUCÁRIA
K CANOAS

Thermoelectric Wind Photovoltaic Small Hydroelectric

Natural Gas

Our Gas and Power segment comprises gas processing, transportation and distribution, LNG regasification (Ceará, Bahia and Rio de Janeiro states), gas-fired, oil-fuelled and flex fuel power generation.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	107

The Gas and Power segment strategy is:

▪	Act competitively in the trading of its own gas and withdraw completely from gas distribution and transport.
▪	Optimize the thermoelectric portfolio focusing on self-consumption and trading of its own gas.

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

In January 2022, we approved the sale of our stake in the Potiguar Cluster, which includes, among its assets, the AIG (Former RPCC). Until the conditions precedent are met and the transaction is closed, we will continue to operate the assets.

The current processing capacity and production of our UPGNs in Brazil is:

PROCESSING CAPACITY AND PRODUCTION OF OUR UPGNS IN BRAZIL

				2021			2020			2019
	Location	Number of units	2021 Processing capacity	Unprocessed natural gas	Processed natural gas	LPG	Unprocessed natural gas	Processed natural gas	LPG	Unprocessed natural gas	Processed natural gas	LPG
			(million m³/d)	(million m³/d)	(million m³/d)	(thousand t/d)	(million m³/d)	(million m³/d)	(thousand t/d)	(million m³/d)	(million m³/d)	(thousand t/d)
UTGCAB	Rio de Janeiro	1	24.6	21.65	15.55	0.86	22.58	17.54	0.98	23.37	17.35	0.71
UTGCA	São Paulo	1	20.0	11.17	10.64	0.72	12.43	11.84	0.62	14.68	14.03	0.70
UTGC	Espírito Santo	1	18.1	3.29	2.97	0.44	3.98	3.50	0.59	4.89	4.36	0.82
UTGSUL	Espírito Santo	1	2.5	0.31	0.26	-	0.48	0.46	–	0.58	0.57	–
REDUC	Rio de Janeiro	1	2.2	1.19	0.90	0.02	1.05	0.93	0.05	1.46	1.02	0.06
RPBC	São Paulo	1	2.2	-	-	-	0.08	–	–	0.46	0.43	–
LUBNOR	Ceará	1	0.35	-	-	-	–	–	–	–	–	–
URUCU	Amazonas	4	12.20	11.85	11.09	1.00	11.61	10.81	1.08	12.10	11.56	1.21
GUAMARÉ	Rio Grande do Norte	3	5.70	0.53	0.47	0.09	0.69	0.63	0.1	1.36	1.25	0.15
PILAR	Alagoas	1	1.80	1.03	0.98	0.05	1.24	1.20	0.07	1.24	1.19	0.07
ATALAIA	Sergipe	1	3.00	0.00	0.00	0.00	0.21	0.20	0.02	0.78	0.73	0.06
CATU	Bahia	1	2.00	1.16	0.95	0.00	1.22	1.06	–	1.57	1.45	–
CANDEIAS	Bahia	1	2.90	-	-	-	–	–	–	–	–	–
EVF MANATI	Bahia	1	6.00	3.12	-	-	2.32	2.20	–	3.54	–	–
TOTAL		19	103.55	55.30	43.81	3.18	57.89	50.37	3.51	66.33	53.95	3.78
(1)	The UTGC unit's project was estimated to have a gas richness of approximately 14%. However, it actually presented an approximate richness of 8.5%. Thus, there was an opportunity to increase the nominal capacity of the plant without impacting the process, as the real richness was less than the projected richness.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	108

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	109

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

OUR SHARE IN GAS TRANSPORTATION COMPANIES IN BRAZIL

Company	Gas pipeline extension (km)	Our shareholding	Other shareholders
Transportadora Brasileira Gasoduto Bolívia Brasil S.A (“TBG”)	2,593	51%	BBPP Holdings Ltda. (29%) YPFB Transporte do Brasil Holding Ltda. (19.88%) Corumbá Holding S.À.R.L. (0.12%)
Transportadora Sulbrasileira de Gás S.A. (“TSB”)	50	25%	Ipiranga Produtos de Petróleo S.A. (25%), Repsol Exploração Brasil (25%) e Total Gas and Power Brazil (25%)
TOTAL	2,643	—	—

In 2021, we concluded the sale of our remaining 10% interest in Nova Transportadora do Sudeste S.A. (NTS).

For more information on our divestments, see “ – Portfolio Management” in this annual report.

In addition, outside Brazil we hold an 11% stake in Gás Transboliviano S.A. (“GTB”), which is responsible for the Bolivian side of the Bolivia-Brazil gas pipeline, measuring 557 km.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	110

Gas from Pre-Salt

In order to derive natural gas from our production of the Santos Basin pre-salt pole, in addition to using part of the existing infrastructure, we invested in the construction of subsea pipelines (routes) integrated with the processing units, which seek to optimize the use of natural gas.

We have invested in the following flow routes:

ROUTE 1 AND GASMEX: The 359 km pipeline consists of two stretches: Route 1, which is the stretch connecting the Tupi Platform to the Mexilhão Platform, with capacity to flow up to 10 million m3/d, and GASMEX, which is the stretch connecting the Mexilhão platform to the Monteiro Lobato Gas Treatment Unit (“UTGCA”), in the city of Caraguatatuba in the state of São Paulo, with capacity to flow up to 20 million m3/d of gas produced in the Santos Basin pre-salt. We own 65% of Route 1, Shell owns 25% and Petrogal owns the remaining 10%.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	111

ROUTE 2: The 401 km pipeline links the Santos Basin pre-salt to the Cabiunas Gas Treatment Unit (“UTGCAB”) processing asset, in the city of Macaé in the state of Rio de Janeiro. It had an initial capacity to flow up to 13 million m3/d, which then increased to 16 million m3/d. In July 2019, the ANP authorized the pipeline to operate with 20 million m3/d. We own 65% of Route 2 Tupi-Cernambi, Shell owns 25% and Petrogal owns the remaining 10%. We own 55% of Route 2 Cernambi-TECAB, Shell owns 25%, Petrogal owns 10%, and Repsol owns the remaining 10%.

ROUTE 3: This 355 km gas pipeline will connect the pre-salt to the natural gas processing plant located in Itaboraí in the state of Rio de Janeiro, for the sale of up to 18 million m3/d. Three hundred seven km of the pipeline will be offshore, and 48 km onshore. The natural gas processing plant will have two units with a total capacity of processing 21 million m3/d of natural gas, which will increase the supply of natural gas, LPG and natural gasoline (C5+) to the market. The construction of Route 3 is scheduled to start in 2022. We own 100% of Route 3.

Recently installed and upcoming units in the Santos Basin pre-salt will be progressively connected to Route 2 (P-68) and to Route 3 once they become operational (P-67, P-75, P-77, P-70, FPSO Carioca and FPSO Almirante Barroso). All projects will be able to flow through any of the three flow routes once the system is fully implemented.

Marketing and Sales

The total volume of natural gas we delivered in 2021 was 84.5 mmm³/d. The volume of our natural gas consumption by industrial, gas-fired electric power generation, commercial and retail customers in 2021 was 71.9 mmm3/d, representing an increase of approximately 31.4% compared to 2020. This increase is mainly attributable to a relative economic recovery in 2021, due to lower Covid-19 cases and increase in gas-fired power plants demand, due to the low levels of water reservoirs (year 2021 with the worst dry season in 90 years).

In 2021, the consumption of natural gas by our refineries was 12.6 mmm³/d, representing a small decrease compared to 2020.

Below we present our sources and consumption in 2021:

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	112

Opening the gas market

In July 2019, we signed an agreement with CADE, which consolidates the understandings between the parties on the promotion of competition in the natural gas industry in Brazil. This agreement includes the sale of shareholdings in gas transportation and distribution companies and, among other matters, increases the flexibility for third parties to have access to our processing plants and release capacity in certain gas transportation contracts to which we are part. The purpose of the agreement is to preserve and protect the competitive conditions, aiming to open the Brazilian natural gas market, encouraging new agents to enter this market, as well as suspending administrative procedures established by CADE court to investigate our natural gas business. The infographic below shows all the initiatives implemented in 2021 and those still in progress in 2022.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	113

For more information on our agreement with CADE, see “Risks – Risk Factors – Operational Risks” and “ – Portfolio Management” in this annual report.

Additionally, in 2020, we initiated the GAS + Program, which aims to increase our competitiveness in the natural gas segment within Brazil’s current conditions of market opening. This program includes the launch of new commercial products, new forms of relationships with customers, new tools (such as digital contracts and sales through automated platforms), and new business models (such as negotiated access to the outflow infrastructure and gas processing in our Gas Treatment Units), as well as direct the portfolio to high performance assets.

The Gas + Program includes initiatives aimed at enhancing the efficiency and profitability of our Gas and Energy segment, thereby contributing to our high performance in a competitive market, and provides for the incorporation of digital transformation initiatives, utilizing technological advances as an important resource for improving performance in all processes, whether at the industrial or business level.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	114

Throughout 2021, several initiatives of the GAS + Program were implemented. The development of these initiatives is periodically monitored, at different management levels, following the established project management structure. The main achievements of the referenced period are highlighted below.

Associated with the market relationship front:

▪	Design of a negotiated access framework to our gas processing infrastructure.
▪	Development of new commercial products for natural gas customers, network balancing products, flexible and short-term products offering.
▪	LNG supply prospecting for A-4 / A-5 power auction.

Associated with the digital transformation of assets and businesses front:

▪	Progress in implementation of new CRM - Customer Relationship Management (Projeto Evoluir).
▪	Deployment of digital tools for operational support as alarm management system (BR Alarm) and personal digital assistants – PDAs (“Conf Online”) in 13 assets.

Associated with the high-performance assets front:

▪	Licensing of Baía de Guanabara LNG regasification terminal for operation at 30 MM m³/d.
▪	Conclusion of gas turbine technical upgrade at the Termobahia power plant.
▪	Progress of retrofit projects at Cabiúnas gas treatment unit.

Natural gas sales contracts and long-term gas purchase and transportation commitments

We sell our gas primarily to local gas distribution companies and to gas-powered plants, generally based on standard take-or-pay, medium term supply contracts. This represents 64% of total demand volumes. The price formulas under these contracts are mostly aligned with Brent oil prices and the U.S. dollar. They were negotiated under the new gas bill.

Throughout 2021, we entered into new commitments to supply natural gas, totaling a commitment for 2022 around 26.4 million m³/day with local distribution companies and 3.1 million m³/day with Free Consumers.

When we began construction of the Bolivia-Brazil pipeline (“GASBOL”) in 1996, we entered into a long-term Gas Supply Agreement (“GSA”), with the Bolivian state-owned company Yacimientos Petroliferos Fiscales Bolivianos (“YPFB”), to purchase certain minimum volumes of natural gas at prices linked to the global fuel oil price. The supply of gas under the GSA began on July 1, 1999.

The GSA will terminate upon delivery to YPFB of all contracted quantity. Considering the contractual balance as of December 31, 2021, and depending on the level of gas withdrawn, we estimate that the GSA will terminate between May 2024 and April 2025. The analyses for this estimate considered the maximum withdrawal of the contracted quantity (20 million m3/day) and the minimum purchase obligation (14 million m3/day).

In October 2021, we and YPFB entered into Amendment No. 09 to the GSA, which provided for the provisional inclusion by us, until the end of 2021, of a second delivery point to supply natural gas to the Cuiabá Thermoeletric Plant, in Mato Grosso State.

The table below shows these contractual commitments under the above agreements for the five-year period from 2022 through 2026.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	115

FUTURE COMMITMENTS UNDER NATURAL GAS SALES CONTRACTS (million m3/d)

	2022	2023	2024	2025	2026
To non thermeletric clients:
Related parties(1) (2) (3)	0.00	0.00	0.00	0.00	0
Third parties(2) (3)	29.53	26.09	7.64	6.99	0
To gas-fired power plants:
Related parties(1) (2) (3)	9.89	8.00	8.20	6.46	7.25
Third parties (2) (3)	7.95	5.82	5.69	5.61	5.60
Total(1) (2) (3)	47.36	39.91	21.53	19.05	12.85
Estimated amounts to be invoiced (US$ billion)(3)(4)	6.72	5.68	2.50	1.95	1.27
Purchase Commitments
Purchase commitments to YPFB
Volume obligation (mmm3/d)(5)	14.00	14.00	14.00	14.00	0
Volume obligation (mmcf/d)(5)	494.41	494.41	494.41	494.41	0
Brent Crude Oil projection (US$)(6)	77.43	79.49	60.00	55.00	0
Estimated payments (US$ million)(7)	1,098.96	1,124.79	883.31	232.58	0
Transportation Commitments
Ship-or-pay contract with GTB
Volume commitment (mmm3/d)	6.00	6.00	6.00	6.00	6.00
Volume commitment (mmcf/d)	211.89	211.89	211.89	211.89	211.89
Estimated payments (US$ million)(8)	0.40	0.40	0.40	0.40	0.48
Ship-or-pay contract with TBG (10)(11)
Volume commitment (mmm3/d)(9)	11.20	11.20	11.20	11.20	11.20
Volume commitment (mmcf/d)	395.53	395.53	395.53	395.53	395.53
Estimated payments (US$ million)(8)	5.89	5.95	5.97	5.95	6.74
Ship-or-pay contract with NTS (10)
Volume commitment (mmm3/d)	158.21	158.21	158.21	158.21	114.40
Volume commitment (mmcf/d)	5,586.96	5,586.96	5,586.96	5,586.96	4,040.00
Estimated payments (US$ million)(8)	1,329.62	1,364.75	1,394.80	1,390.99	1024.76
Ship-or-pay contract with TAG (10)
Volume commitment (mmm3/d)	74.28	73.58	73.58	73.58	52.00
Volume commitment (mmcf/d)	2,623	2,598.4	2,598.4	2,598.4	1,836.19
Estimated payments (US$ million)(8)(12)	1,587.16	1,630.2	1,666.11	1,661.56	1,302.65

(1) For purposes of this table, “related parties” include all local gas distribution companies and power generation plants in which we have an equity interest and “third parties” refer to those in which we do not have equity interest.

(2) Estimated volumes are based on contracts signed as of December 31, 2021.

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

(12) The estimated payments from Petrobras to TAG will be monthly reduced in order to reflect the payments done by other companies to TAG in the gas transportation contracts signed as a result of the agreement of reduction of flexibility signed between Petrobras and TAG in December 2021.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	116

Distribution

Distributors provide gas through their distribution networks to commercial consumers, residences, industries, vehicles and thermoelectric plants.

We hold a 51% interest in Gaspetro, a holding company that, in March 2022, consolidates our equity interests in 18 of the 27 state natural gas distributors. Mitsui holds the remaining 49% interest. In April 2021, we announced the sale of Gaspetro’s interests in one of these distributors (GASMAR) to Termogás S.A. which occurred in February 2022. Following our commitment with CADE, in July 2021, we signed the sale of our interest in Gaspetro to Compass Gás e Energia S.A. The conclusion of the sale is contingent on CADE approval. Once the sale is concluded we will no longer hold activities in the gas distribution sector.

For more information on our divestment process, see “ – Portfolio Management” in this annual report.

In 2021, of the total of 38.49 million m3/d of gas sold to distributors, 39% was distributed through distributors which participation is partially held by Gaspetro.

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

We generate and sell electric power from a generator complex consisting of 15 thermoelectric power plants that we own or lease, operating under the authorization regime as an independent power producer. They are powered by natural gas or diesel, with a total installed capacity of 5,375 MW. These plants are designed to supplement power from the hydroelectric power plants.

In 2021, the total electricity generated in Brazil, according to the ONS, was 68,694 MWavg. Our thermoelectric power plants contributed 3,419 MWavg (1,756 MWavg in 2020 and 2,028 MWavg in 2019). This increase in total generated electricity was due to a severe drought in 2021, bringing the reservoirs of hydroelectric plants to low levels that required thermal generation.

In addition, we hold participation in other projects of power generation. This adds up to 215 MW to our electricity generation capacity.

SALES AND GENERATION OF ELECTRICITY(1)

	2021	2020	2019
Electricity sales (ACL) – average MW(2)	1,150	837	1,168
Electricity sales (ACR) – average MW	2,439	2,404	2,788
Electricity generation – average MW	3,419	1,756	2,028

(1)        The generation value in the table above includes only the plants where we manage the operation.

(2)        Includes electricity sales from the Gas and Power segment to other operating segments, service and other revenues from electricity companies.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	117

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

In 2021, the commercial capacity certified by MME for all thermoelectric power plants we control was 3,461 MWavg. Our total generating capacity was 5,490 MWavg. Of the total 4,248 MWavg of commercial capacity available for sale in 2021, approximately 58% was sold as standby availability in public auctions in the regulated market (compared to 57% in 2020) and approximately 27% was committed under bilateral contracts and self-production, i.e. sales to related parties, (compared to 20% in 2020).

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

INSTALLED POWER CAPACITY AND UTILIZATION

	2021	2020	2019
Installed capacity (MW)	5,490	6,131	6,148
Certified commercial capacity (MWavg)	3,461	3,524	3,770
Purchases in the free market (MWavg)	787	693	391
Commercial capacity available (Lastro) (MWavg)	4,248	4,193	4,161
The table below shows the allocation of our sales volume between our customers and our revenues for each of the past three years: ELECTRICITY SOLD
	2021	2020	2019
Total sale commitments (MWavg)	3,605	3,242	3,958
Bilateral contracts	778	496	812
Internal consumption	372	342	356
Public auctions to distribution companies	2,455	2,404	2,788
Generation volume (MWavg)	3,419	1,756	2,028
Revenues (US$ million)(1)	3,710	1,855	2,334
(1) Includes electricity sales revenues from the Power segment to other operating segments, service and other revenues from electricity companies.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	118

Our power assets and their respective locations are listed in the table below.

OUR POWER ASSETS (MW)

		Type(1)	Region	Power Plant	Fuel(1)	Installed Capacity	Shareholding or PIE	Petrobras Capacity	Partners
Assets under Petrobras Management (own, lease or controlled)	1	UTE	Southeast/Midwest	Ibirité	NG	226	100%	226	-
	2			Fluminense	NG	530	100%	530	-
	3			Seropédica	NG/DO	386	100%	386	-
	4			Cubatão	NG	219	100%	219	-
	5			Nova Piratininga	NG	386	100%	386	-
	6			Piratininga	NG	190	100%	190	-
	7			Termorio	NG	1,058	100%	1,058	-
	8			Juiz de Fora	NG/ET	87	100%	87	-
	9			Três Lagoas	NG	386	100%	386	-
	10			Termomacaé	NG	923	100%	923	-
	11		South	Canoas	DO/NG	249	100%	249	-
	12		Northeast	Termobahia	NG	186	100%	186	-
	13			Vale do Açu	NG	323	100%	323	-
	14			Termoceará	NG/DO	220	100%	220	-
	Petrobras Management					5,369	100%	5,369
	19	PV	Northeast	Solar Alto do Rodrigues		1	100%	1	-
	Subtotal Petrobras Management					5,370		5,370

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	119

		Type(1)	Region	Power Plant	Fuel	Installed Capacity	Shareholding or PIE	Petrobras Capacity	Partners
Petrobras Shareholdings	1	UTE	Southeast/Midwest	Goiânia II	DO	140.3	30%	42	Enegen Participações S.A.: 70%; Petrobras: 30%
	2		South	Araucária	NG	484	18.80%	91	Copel: 20.3%; Copel GeT: 60.9%; Petrobras: 18.8%
	3		Northeast	Suape II	FO	381	20%	76	Savana SPE Incorporação Ltda.: 80%, Petrobras: 20%
	4			Termocabo	FO	50	12%	6	Brasympe Energia S.A.: 60% (Petrobras has 20% of shareholding at Brasympe); EBRASIL S.A.: 24%; SZF Participações Ltda: 14%; OZ&M Incorporação Participação Ltda: 2%
	Subtotal Petrobras Shareholdings					1,055		215
TOTAL						6,424		5,584
(1)	NG—Natural Gas; FO—Fuel Oil; DO—Diesel Oil; ET—Ethanol; PIE—Independent Power Producer; UTE—Thermoelectric Power Plant; PCH—Small Hydroelectric Plant; PV—Photovoltaic.

In November 2021, we announced the sale of our participation in Breitener Energética S.A., which has two thermoelectric plants (Jaraqui e Tambaqui). In November 2021, we also sold our participation in Companhia Energética Manauara (“CEM”), which has one thermoelectric plant and TEP Termoelétrica Potiguar S.A. (“TEP”), which has two hydroelectric plants and participation in CEM.

For more information on our divestment process, see “ – Portfolio Management” in this annual report.

Contracts of our thermoelectric power plant in the Regulated Marketing Environment (or “ACR”) and their respective contracted power and contract expiration date are listed in the table below.

OUR CONTRACTS IN THE REGULATED MARKETING ENVIRONMENT

Region	Power plant	Contracted power (MWavg)	Contract expiration date
Southeast /Midwest	Baixada Fluminense	416.4	2033
	Seropédica	278.0	2023
	Cubatão	141.0 98.3 64.2	2024 2025 to 2039 2026 to 2040
	Termorio	704.0	2022 (352MW), 2024 (352MW)
	Três Lagoas	127.0	2023
	Ibirité	48.5	2022
	Termomacaé	200.0	2025
Northeast	Termoceará	141.0	2023 (64MW) e 2024 (77MW)
	Termobahia	100.0	2021
	Vale do Açu	90.0	2021

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	120

In addition to the sale in traditional energy auctions at the ACR, in December 2021, we participated in the 2021 Capacity Reserve Auction, selling 1,120 MW of available power from thermoelectric power plants of Termorio (RJ) and Ibirite (MG).

The amount of 922.35 MW from UTE Termorio were sold at a price of US$152,759.21/MW/year, converted per rate of the auction (R$876,685.12/MW/year) and 197.87 MW from UTE Ibirité at a price of US$153,014.84 /MW/year, converted per rate of the auction (R$878,152.17/MW/year). This price guaranteed a total fixed revenue of US$157.1 million/year (R$901.7 million/year) in the period from July 2026 to June 2041, in addition to the variable revenues that will come from the dispatch of these thermoelectric plants during the contract period.

We expect to sign the definitive agreements 25 business days after the publication of the notice of homologation of the results, which is expected to occur by April 14, 2022.

We also invested, independently and in partnership with other companies, in renewable power generation sources in Brazil. We held indirect interests in two small hydroelectric power plants (Areia and Água Limpa) through our associate TEP Termoelétrica Potiguar S.A. (“TEP”), and participated in joint ventures in four wind power plants (Mangue Seco 1, 2, 3 and 5). In 2021, we completed the sale of these assets, leaving the wind and hydro generation sector. Since May 2021, we own only a solar power plant, Unidade Fotovoltaica de Alto Rodrigues with 1 MW of solar capacity.

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

In the power segment, we operate in the regulated market (power distributors) and free market (marketers and free consumers/large consumers). We have 133 clients and suppliers, of which 35 are distributors, 28 are marketing companies, 14 are generating companies and 56 are free consumers. All contracts are registered at the Electricity Trading Chamber, a sector agent responsible for the settlement and accounting of these contracts.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	121

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

In the natural gas distribution segment we operate through indirect participation in state-owned companies, where each distributor has a monopoly for its concession area, and there is no competition, since the Brazilian federal constitution provides that the natural-gas distribution segment can only be exercised through concession by public authorities of each state.

We concluded the transition to new contracts for the sale of natural gas to local distribution companies in which the prices of the molecule started to be linked to the variation in the price of Brent oil, replacing the basket of international quotations of fuel oils that until then prevailed. This improvement brought greater transparency to the update of contractual prices and allowed selling prices to respond more quickly to international references, making them more competitive, as observed in the year 2020.

In 2021, mainly in the first quarter, some local distribution companies declared force majeure in their respective gas purchase contracts, due to a second wave of the Covid-19 pandemic. The effects of these declarations ended in May 2021.

Additionally, in 2021, the LNG market presented a global scenario that LNG prices increased sharply mainly due to the recovery of the global demand. The import of LNG is indispensable to meet our commitments made to the market.

Local distribution companies launched public calls for purchasing gas starting in 2022. We offered such distribution companies products with terms of six months, one year, two years and four years and contractual mechanisms to reduce price volatility, such as reference indexers linked to LNG and Brent, installment options and the possibility of reducing volumes in longer-term contracts.

Although we offered these contractual possibilities to local distribution companies, in December 2021 some legal injunctions were filed to maintain our natural gas supply at a reduced price from 2022 onwards.

We have obtained the suspension of a preliminary decision regarding the supply of natural gas to Ceará Gás (“CEGÁS”). We continue to appeal all other preliminary decisions. In the power segment, we operate in generation and sale. In generation, we compete with third-party thermoelectric plants, as well as other generators with other energy sources (hydro, wind, solar). In terms of commercialization, we compete with other energy marketers.

Fertilizers

We have three fertilizer plants in Brazil, one located in the state of Bahia, (“FAFEN-BA”), and other in the state of Sergipe (“FAFEN-SE”), and one subsidiary located in Paraná, Araucaria Nitrogenados S.A. (“ANSA”). Their main products are ammonia and urea. Together these plants have an installed capacity of 1.852 million t/year of urea, 1.406 million t/y of ammonia, 319,000 t/y of ammonium sulfate and 800,000 tons/y of ARLA-32. We also have an unfinished Nitrogen Fertilizer Unit (UFN-III) in Mato Grosso do Sul. The construction of UFN-III began in September 2011, but was halted in December 2014, with about 81% of the physical construction completed.

We continue to pursue our strategy of leaving the fertilizer market and focusing on assets that generate greater financial return and are more adherent to our business. To this end, since August 2020, after being mothballed in 2019, our plants located in Bahia and Sergipe have been operating under a lease agreement with Proquigel Química S.A. (“Proquigel Química”), a company of the Unigel Group for an initial term of 10 years, which may be extended for an additional 10 years.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	122

In January 2020 ANSA was mothballed, and since September 2020 we have started its divestment process, which is currently in its binding phase.

Additionally, since 2020 we have started the divestment process of UFN-III.

FERTILIZER PRODUCTION (thousand tons)

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	123

Portfolio Management

Our active portfolio management encompasses both investments and divestments, and is driven by our partnership and divestment process, which aims to improve our operational efficiencies and return on capital and to generate value for our business. Currently, our partnerships and divestments comprise the sale of minority, majority, or entire participations in some of our subsidiaries, affiliates, and assets to strategic or financial investors or by means of public offerings.

Our divestment portfolio contains more than 50 assets at different stages of the sale process. Along with contributing to the company's leverage target, divestments help improve capital allocation and consequently create value for the shareholder.

In line with the TCU, guidelines and current legislation, the following stages of our divestment projects are disclosed to the public:

Opportunity Disclosure (Teaser)	This is when the intention to divest is made public, and interested parties are invited to take part in the bidding process.
Beginning of the Non-Binding Phase (When Applicable)	Optional step used to identify and select the participants who are truly interested in the acquisition and that see greater value in the assets/companies.
Beginning of the Binding Phase	Step where the best offer made by the interested parties is selected in order to maximize the value of sales.
Granting Exclusivity in the Negotiation (When Applicable)	Optional step, which occurs when exclusivity is formally granted to a potential buyer after the binding phase.
Transaction Approval by Senior Management (Executive Board and Board of Directors) and Signing of Agreements	Step that entails the signing of purchase and sale (or assignment of rights) agreements which contain the conditions of the transaction, including the conditions precedent for closing.
Closing of the Transaction	Step during which the transaction is concluded with the fulfillment of the conditions precedent set forth in the agreement.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	124

From January 1, 2021 through February 23, 2022, we completed, among others, the following divestitures.

Signing date	Closing date	Main transactions	Transaction nominal value(1) (US$ billion)
11/28/2019	02/05/2021	Sale of our entire stake in the Frade concession, located in the Campos Basin in the north coast of the state of Rio de Janeiro	0.100
10/2/2020	02/05/2021	Sale of the entire stake held in Petrobras Uruguay Distribuición S.A. (PUDSA)	0.062
01/07/2021	04/09/2021	Sale of the entire stake held in Eólica Mangue Seco 1	0.008
01/07/2021	04/05/2021	Sale of the entire stake held in Eólica Mangue Seco 3 and Eólica Mangue Seco 4	0.017
04/30/2021	04/30/2021	Sale of the remaining stake (10%) held in Nova Transportadora do Sudeste S.A. (“NTS”)	0.333
02/26/2021	05/31/2021	Sale of the entire stake held in Eólica Mangue Seco 2	0.007
06/30/2021	07/05/2021	Petrobras Distribuidora S.A. Secondary Public Offer (sale of 37.5% Petrobras’ shares)	2.238
08/21/2020	07/14/2021	Sale of the entire stake held in eight onshore exploration and production concessions, located in the state of Bahia, jointly known as the Rio Ventura Complex	0.094
12/21/2018	08/31/2021	Assignment of 10% rights from the Lapa field to Total, in Block BM-S-9. Exercise of the put option for the remainder of our stakeas provided for in the contract signed in January 2018 when Total acquired 35% of our stake within the scope of the strategic partnership, taking over field operations	0.049
07/29/2021	11/05/2021	Sale of the entire stake held in five electricity generation companies: TEP Termoelétrica Potiguar S.A. (“TEP”) and Companhia Energética Manauara (“CEM”)	0.032
08/27/2021	11/10/2021	Sale of the entire stake held in Breitener Energética S.A. (“Breitener”)	0.058
03/24/2021	11/30/2021	Sale of refining and associated logistics assets in Brazil of Landulpho Alves Refinery (“RLAM”) in Bahia	1.650
05/03/2021	12/06/2021	Sale of the entire stake held in three thermal power stations Bahia 1, Muricy and Arembepe located in Camaçari – BA	0.018
02/24/2021	12/06/2021	Sale of the entire stake held in nine onshore fields, located in Bahia, jointly known as the Miranga Complex	0.220
12/23/2020	12/22/2021	Sale of the entire stake held in 12 onshore exploration and production concessions, located in the state of Bahia, jointly known as the Remanso Complex	0.030
8/27/2020	12/28/2021	Total assignment of rights in 27 mature onshore fields, located in Espírito Santo, jointly known as the Cricaré Complex	0.155
07/05/2021	02/04/2022	Sale of the entire stake held in seven onshore and shallow water fields located in the state of Alagoas, jointly called Polo Alagoas	0.300
TOTAL			5.369
(1)	Considering agreed amounts at the signing of the transaction.

From January 1, 2019 through February 23, 2022, we have signed agreements for transactions that are currently pending closing. Completion of such transactions is subject to compliance with certain contractual and legal conditions precedent.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	125

Signing date	Main transactions	Transaction nominal value (1) (US$ billion)
7/9/2020	Sale of the entire stake in the offshore field of Pescada, Arabaiana and Dentão, located in the state of Rio Grande do Norte	0.002
8/14/2020	Sale of the entire stake in the onshore field of Fazenda Belém and Icapuí, located in the state of Ceará	0.035
12/17/2020	Sale of the entire stake held in 14 onshore exploration and production concessions, located in the state of Bahia, jointly known as the Recôncavo Complex	0.250
01/29/2021	Sale of the entire stake in the Peroá and Cangoá shallow water fields and in the BM-ES-21 deepwater concession, jointly known as Peroá Complex	0.055
07/12/2021	Sale of the entire stake held in the Papa-Terra field, located in deepwaters of the Campos Basin	0.106
07/28/2021	Sale of the stake (51%) held in Petrobras Gas S.A. (“Gaspetro”)	0.394
08/25/2021	Sale of refining and associated logistics assets of Isaac Sabbá Refinery (“REMAN”) in Amazonas	0.190
11/11/2021	Sale of Shale Industrialization Unit (SIX) in Paraná	0.033
12/23/2021	Sale of the entire stake held in 11 onshore fields located in the Sergipe-Alagoas Basin, jointly known as the Carmopolis Cluster	1.100
01/31/2022	Sale of the entire stake held in 26 onshore and shallow waters fields and also the entire stake held in Clara Camarão located in the Potiguar Basin, jointly known as the Potiguar Cluster	1.385
02/23/2022	Sale of the entire stake held in four onshore fields located in the Espírito Santo Basin, jointly known as the Norte Capixaba Cluster	0.544
TOTAL		4.093

(1) Agreed amounts at the signing of each transaction, subject to adjustment at closing.

(2) These operations were traded in R$. Thus, for purposes of this table, the amounts were converted using the exchange rate (PTAX) of the signing date.

Agreements with CADE

In 2019, we signed two agreements with CADE, which consolidates agreements between the parties related to (i) the execution of divestment of refining assets, and (ii) promoting competition in the natural gas industry in Brazil. In 2021, we signed three amendments for these agreements, changing the signing deadlines for divestment for some assets.

Refining agreement

With the execution of the refining agreement, among other related commitments, we are committed to divest approximately 50% of our refining capacity as of the date of the agreement, which represents the full sale of seven refineries (REPAR, REFAP, RLAM, RNEST, REGAP, LUBNOR, REMAN) and a shale industrialization unit (SIX) with their associated logistics.

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	126

In August 2021, we finalized the sale of REMAN to Ream Participações S.A. In November 2021, we divested from SIX by selling our stake in the company to Forbes & Manhattan Resources Inc. and completed the sale of RLAM to Mubadala Capital group. The sale of SIX and REMAN are still subject to conditions precedent, such as CADE’s approval or agreement with ANP.

On the other hand, we terminated the divestment process for REPAR, RNEST and REFAP in February, August and October 2021, respectively. We plan to restart the divestment process at a later date.

LUBNOR and REGAP divestments are still underway. Currently, the signing of purchase and sale agreements is the focus of these transactions.

We are negotiating new terms with CADE for the refineries that have not yet been sold, reaffirming our commitment to the divestment.

Natural gas agreement

The natural gas agreement includes the sale of our shareholding participation in companies of the gas transportation and distribution segments:

▪  10% stake in NTS;

▪  10% stake in TAG;

▪  51% stake in TBG; and

▪  indirect participation in gas distribution companies, either by selling our 51% stake in Gaspetro, or by selling indirect participation in distribution companies.

The process of closing this agreement is in its advanced stages. In July 2020, we sold our remaining 10% stake in TAG. In April 2021, we announced the conclusion of the sale of our remaining 10% interest in NTS and in July 2021 we signed the sale of our 51% stake in Gaspetro. Additionally, we announced the beginning of the binding phase in connection with our 51% stake in TBG.

In our transportation systems, we work to specify the maximum injection and withdrawal volumes at each receiving point and delivery area for further adjustments to the current transportation service contracts so that transportation companies, under the supervision of the ANP, can offer the remaining capacity to the market, thus enabling other companies to use the remainder of the transportation network. Furthermore, we are committed to other actions to allow greater competitiveness in the natural gas market, such as: (i) negotiating access to outflow and processing assets, (ii) refraining from purchasing new gas volumes from partners/third parties, except in certain situations provided for in the agreement, and (iii) leasing the regasification terminal in the state of Bahia.

In 2021, we made progress on several fronts, including leasing a regasification terminal in the state of Bahia and signing a contract for the use of a natural gas processing plant in UPGN Guamaré.

Regarding the commitment to negotiate access to processing systems, we started the commercial operation with Potiguar E&P in Guamaré on January 1, 2022. We also advanced to negotiations with Shell, Petrogal, Equinor, Petroreconcavo, Origin and Repsol, and proposed an interim solution. In this context, in December 2021, we signed swap contracts with these companies. The swap contracts are short-term and put forth the anticipation of access to the necessary infrastructure. Under these swap contracts, we process the gas produced, it is subsequently reacquired by the companies, allowing them to directly access the natural gas and market starting January 1, 2022.

The purpose of the agreement is to preserve and protect competitive conditions, aiming to open the Brazilian natural gas market, encouraging new agents to enter this market, as well as suspending administrative procedures established by CADE to investigate our natural gas business.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	127

In addition, we have in our portfolio other projects in their structuring phase, and believe in a strategy for our portfolio management that focuses on core assets, in order to improve our capital allocation, enable capital cost reduction, and ultimately increase value generation for us and our shares.

We have disclosed the teasers, non-binding and binding phases related to the following assets that are currently part of our divestment portfolio.

Phase	Summary scope of main transactions (1)
Non-binding	Sale of the entire stake (20%) held in MP Golf of Mexico LLC. (MPPG) located in Texas, USA, owner of offshore oil fields in the Golf of Mexico
Full sale of equity interest (51%) in Transportadora Brasileira Gasoduto Bolívia-Brasil (TBG)
Full sale of equity interest (25%) in Transportadora Sulbrasileira de Gás S.A. (TSB)
Sale of the entire stake held in 28 onshore fields located in the Recôncavo and Tucano Basins, jointly known as the Bahia Terra Cluster
Sale of the entire stake held in the Albacora field, located in deepwaters, in the Campos Basin
Sale of the entire stake held in the Albacora Leste field, located in deepwaters in the Campos Basin
Sale of the entire stake (27.88%) held in Deten Quimica S.A. (Deten)
Sale of refining and associated logistics assets in Brazil: Gabriel Passos Refinery (REGAP) in Minas Gerais and Lubricants and Oil Products of the Northeast (LUBNOR) in Ceará
Sale of the entire stake held in Petrobras Colombia Combustibles (PECOCO)
Binding	Sale of the entire stake held in 11 production fields located in shallow waters in the Campos Basin, jointly known as the Garoupa Complex
Sale of the entire stake (100%) held in the Araucária Nitrogenados S.A. (ANSA)
Sale of the entire stake (100%) held in the Petrobras Biocombustiveis S.A. (PBIO), including the biodiesel plants.
Sale of the entire stake held in five electricity generation companies: Brasympe Energia S.A.(“Brasympe”), Energética Suape II S.A. (“Suape II”) and Brentech Energia S.A. (“Brentech”)
Sale of the entire stake held in one thermal power stations Canoas located in Canoas – RS
Sale of the entire stake (100%) held in the Nitrogenated Fertilizer Unit III (UFN-III)
Sale of the entire stake held in the Manati field, a shallow water marine production concession located in the Camamu Basin, in the Bahia state
Sale of the entire stake held in seven onshore exploration and production concessions, located in the Solimões Basin in the Amazonas state, jointly known as the Polo Urucu
Sale of the entire stake held in the Atum, Curimã, Espada and Xaréu fields, located in shallowwaters in the Mundaú sub-Basin, State of Ceará, jointly called Polo Ceará
Sale of the entire stake held in two sets of maritime concessions in the post-salt layer deepwaters, known as the Golfinho Complex and the Camarupim Complex, located in the Espírito Santo Basin
(1) Information updated as of February 23, 2022.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	128

External Business Environment

We are subject to external variables that can impact the performance of our business and the way we plan for the future. We describe key variables in 2021 below.

Global Economy

The performance of the global economy in 2021 was marked by the heterogeneous recovery of countries as a result of the Covid-19 pandemic and by the disruption of some crucial global supply chains. For example, within the semiconductor industry segment, production was lower than demand, causing an increase in prices and delays in several segments such as the auto industry. With regards to the Covid-19 pandemic, while the number of cases and deaths was significantly higher in 2021 when compared to 2020, restrictions on the circulation of goods and services were lifted. According to WHO data, in 2021, the number of recorded Covid-19 cases was 202.9 million people and 3.5 million deaths worldwide. Meanwhile, according to the database Our World in Data, 9.2 billion vaccinations were administered in this same timeframe.

Additionally, widespread fiscal and monetary stimulus plans carried out around the world also contributed to a faster recovery in demand in some key countries. The following graph and figure show the level of fiscal spending worldwide in response to Covid-19 and interest rates.

ADDITIONAL SPENDING AND FORGONE REVENUE IN RESPONSE TO THE COVID-19 PANDEMIC

(Percent of 2020 GDP)

Source: IMF

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	129

INTERNATIONAL INTEREST RATES, SELECTED COUNTRIES (%A.A.)

Source: FED, BCE, BBA and BoJ

These events and economic policies allowed for a faster recovery of the global economy in 2021 and started to increase inflation in several regions of the world, since the stimulus plans were enacted in a context of disruptions in the supply side. This change can be seen in the rise in commodity prices and in consumer prices in several countries. In the U.S., the 12-month accumulated inflation (CPI) recorded a peak of 7.1%, the highest number in the last 31 years. During the same period in Europe, that same indicator leaped to 5.0%. In developing countries, such as Brazil and Mexico, the pressure on commodity and consumer prices was similar.

INTERNATIONAL COMMODITIES PRICES (INDEX, JAN2019=1)

Source: Bloomberg

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	130

In 2021, the global economy grew 5.9%, compared to a fall of 3.1% in 2020, according to the IMF. For 2022, the uncertainty lies in the pace of the tapering of monetary stimulus once there are signs of the price increases discussed above. According to the IMF, global activity level is expected to increase 4.4%.

GDP GLOBAL GROWTH RATE (%)

Source: IMF

On February 24, 2022, Russia started a military operation against Ukraine. The conflict impacts the international economic outlook, increasing global uncertainty and reinforcing trends and risks associated with the economic recovery from the Covid-19 pandemic. A series of economic sanctions on Russian citizens and enterprises have been imposed by the U.S., the United Kingdom and the European Union, such as: (i) freezing of assets; (ii) exclusion of banks and financial services companies from the international financial system, including the international payment system - SWIFT; and (iii) restrictions on companies’ activities, such as GAZPROM by the U.S. and ROSTEC by the United Kingdom and the European Union.

Since the beginning of the military conflict, the Emerging Markets Bond Index (EMBI+) reported a 40% increase, Euronext retracted 10% and commodities prices have increased substantially, specifically, Brent oil (+57%), Japan Korea Marker (JKM) natural gas (+14%) and wheat (+45%).

The surge trend in commodities prices takes place at a moment in which the main world economies are facing the return of inflation — for example, the inflation in the 12 months ended in January 2022 was 7.5% in the U.S. (highest since May 1982) and 5.1% in Europe (the highest since such data began to be recorded in January 1997).

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	131

Global Oil & Gas Market

The year 2021 began with a higher Brent price due to the signs of a tighter market as a consequence of the OPEC+ decision to suspend its planned production increases and the announcement by Saudi Arabia of an additional voluntary production cut of one million barrels per day for 1Q21.

On the demand side, the recovery in oil products consumption in the U.S. together with decreasing inventories led Brent price to reach its highest level in over one year. However, such gains in oil price lost momentum with new lockdowns in Europe and signs of decreases in demand in Asia by the end of the 1Q21. Nonetheless, the average Brent price for the period was 22% higher in comparison to the 1Q20 and close to pre Covid-19 levels.

BRENT – DAILY CRUDE OIL PRICE (US$/BBL)

Source: Bloomberg, 2021

Oil prices for 2Q21 started at lower levels in response to a higher number of Covid-19 infections in India and Europe. Separately, there were signs that negotiations between Iran, the U.S., and other countries to revive the nuclear deal, which would remove sanctions on Iranian production, were advancing.

However, in the second half of April 2021, Brent price started to increase again. The IEA, OPEC and EIA-DOE forecast a tighter oil market in the 2H21, despite the OPEC+’s decision to gradually increase its production between May and July 2021.

Price recovery gained momentum in June, supported by the recovery of Indian demand, along with strong compliance with the OPEC+ and the lower probability that Iran would reach an agreement with the U.S. in the short term. By the end of the month, Brent price had reached US$76/bbl.

3Q21 began with oil prices down in response to the new lockdowns in China and other Asian countries due to the increasing number of Covid-19 cases by the Delta variant. At the same time, the OPEC+ decided to increase its production by 400 mbbl/d per month starting in September 2021.

By the end of September 2021, high natural gas prices increased the expectation of growth in crude oil demand due to the gas-to-oil switch. Brent price surpassed the US$79/bbl level for the first time since October 2018. Meanwhile, on the supply side, damage caused by hurricane Ida in the Gulf of Mexico resulted in the loss of more than 30 mmbbl by the end of 3Q21. As a result, 3Q21 was the sixth consecutive quarter with an increase in Brent price.

At the beginning of November 2021, OPEC+ decided to maintain its policy of gradually restoring production, announcing the return of 400 mbbl/d to the market in December 2021, despite the requests of big oil consumers for a quicker supply ramp-up. In response, several countries decided to release oil from their emergency reserves to reduce fossil fuel prices, but Brent oil price remained around the US$80/bbl level until mid-November 2021. However, by the end of the month, the discovery of a new Covid-19 variant, Omicron, in Africa, led to a steep fall in the Brent price, which reached US$73.3/bbl on November 26, 2021, a drop of 10.9%.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	132

The oil market rallied in the following weeks as market changes were supported by easing concerns over the Omicron variant’s impact on global economic growth and transport fuel demand. The Brent price weekly average rose during the month of December, closing at US$77.02/bbl on December 31, 2021.

BRENT – ANNUAL CRUDE OIL PRICE (US$/BBL)

Source: Bloomberg, 2021

The conflict between Russia and Ukraine is impacting the oil and gas market. According to the International Energy Agency (“IEA”), Russian oil and oil products exports reached 7.8 MMbpd in November 2021 - 64% of this volume is represented by crude oil. Hence, a total of 5 MMbpd is at risk of being subject to sanctions. Replacing such large volumes of supply in the short-term could pose difficulties. For instance, OPEC’s spare capacity in January was around 3 MMbpd.

The uncertainty in relation to the developments of the conflict in Ukraine has contributed to a 57% increase of the Brent price from January 1 until March 21, 2022.

In 2021, international natural gas prices showed widespread increases, with historic highs in the Asian (JKM) and European (NBP/TTF) benchmarks, as well as strong increases in the North American market, as a result of the combination of several supply shocks and rising demand.

The increase in natural gas prices occurs due to two distinct dynamics. Prices in the major import markets, such as Europe and East Asia, are strongly influenced by the LNG spot trade. In contrast, prices in the U.S. and the export market, are still largely dictated by domestic dynamics.

On the supply side, global liquefaction capacity, which was impacted in 2020 by significant downtime due to unplanned maintenance, proved to be fairly incapable of accommodating high prices. New shortages at different exporters put the supply available in 2021 at levels similar to those of the previous year despite a resistant price environment. The rise in prices and demand, therefore, takes place in a context of limited supply availability LNG cargoes.

In Asia, the expansion of demand was due to the economic recovery of the region over the course of the Covid-19 pandemic in conjunction with disruptions in the coal supply chain, low reservoir levels in Chinese hydropower plants, lower output by nuclear power plants in South Korea and efforts to replenish natural gas stocks for the coming winter that left little stock during the winter of 2020-2021.

In Europe, the rise in prices stemmed from the diversion of LNG cargoes from the European market to the Asian market. In December 2021, prices reached levels higher than JKM, a rare situation. A lot of factors led to this growing LNG need: climate accounted to a higher demand for both heating and for air conditioning; lower wind power generation that needed to be replaced by gas, the UK being the one who suffered the most; high carbon prices increased the price of coal for power generation; an overall decline in European natural gas production; and lower supply from Russia.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	133

There were reports that Russia was withholding supplies for geopolitical reasons and pushing for new long-term deals with Europe. Russia denied these allegations, merely declaring that it was fulfilling its contractual obligations on gas deliveries. By the end of 2021, tensions increased with the movement of Russian troops on the border with Ukraine On February 24, 2022, Russia invaded Ukraine. The rise in prices in the European market has interrupted a period of years with persistent low-price levels.

In the U.S., cost-cutting actions by gas producers to protect cash generation amid the effects of the Covid-19 pandemic in 2020 led to capital discipline and focus on reducing debt. This was a major factor that explains the rise in prices in the U.S., resulting from a supply that is not very reactive to a global market with high demand for LNG exports.

The current conflict between Russia and Ukraine, has brought concerns and high volatility to the natural gas market. Russia is the fourth largest global exporter of LNG, after Qatar, Australia, and the U.S., in addition to being a relevant supplier of natural gas to Europe through gas pipelines. In 2021, Russian exports amounted to 45% of the European Union imports and about 40% of the total consumption. The most drastic development would be a reduction in the Russian supply through pipelines to Europe, together with restrictions on the Yamal LNG placement in Europe.

From the beginning of the year until March 21, 2022, JKM gas prices recorded an increase of 14%.

Brazilian Economy

The Brazilian economy grew by 4.6% in 2021, according to the Brazilian Institute for Geography and Statistics (“IBGE”). This growth rate is the highest since 2010, however, this is mainly due to the high statistical effect, so-called “carry-over”, which was of 3.7% in 2021, meaning that if the economy had zero growth since the last quarter of 2020, the annual growth rate for 2021 would be 3.7%.

Due to the worsening of the Covid-19 pandemic at the beginning of 2021, a new assistance program for the most vulnerable segments of the population was introduced. However, the scope was more limited, with smaller transferred values in comparison to the aid distributed in 2020. The more expansive recovery of the services sector is mainly associated with the lifting of restrictive measures on mobility and was mainly driven by the middle and upper classes through the disbursement of a large part of savings accumulated throughout 2020 from reduced service-related expenses.

The growth of the service sector was not accompanied by the expansion of industrial production. In 2020, the industry, the non-durable consumer goods segment in particular, was one of the main beneficiaries of emergency aid. In this category, the food sector (which represents the largest relative share in the Brazilian industry), whose expansion was 4%, was the main driver. In 2021, this same segment showed a drop close to 7.5%. The sharp drop in food production can be explained not only by the reduction in the aid transferred by the government, but also by growing inflation in Brazil. An important part of the rise in domestic prices are external factors arising from disruptions and imbalances in the global supply chain. For example, the prices of agricultural and mineral commodities (including oil and natural gas prices) also rose significantly, putting pressure on prices in several supply chains that use these commodities as input.

In terms of internal factors, the water crisis played a crucial role, as more than 65% of electricity comes from hydropower sources. With the lack of rain and the sharp drop in the level of the reservoirs, a crucial component of the hydroelectric plants was unable to operate, requiring the use of other sources of electrical energy. The main source that replaced hydropower was natural gas, which was used to generate power in thermoelectric plants. As gas prices rose sharply in 2021, the cost of power generation also increased.

In addition, the maintenance of the exchange rate at highly devalued levels during most of the year (above R$/US$5.20) also contributed to inflation, with inflation exceeding 10% in accumulated terms at the end of 2021. In annual terms, the Brazilian currency has lost almost 40% of its value related to the U.S. dollar since 2019.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	134

This rise in inflation required the Central Bank to take stricter measures, raising the basic interest rate (SELIC), which after reaching a historic low of 2% in August 2020, rose to 9.25% in December 2021, reaching 11.75% in March 2022. This macroeconomic context of rising inflation and interest rates poses some challenges for both GDP and employment recovery. Concerning the GDP, the Focus Bulletin, published by the Brazilian Central Bank, forecasts a growth of 0.5% for 2022.

Brazilian Oil and Gas Market

Demand for oil products in Brazil reached its all-time record in 2014. Since then, the average annual GDP growth has remained negative, explaining most of the drop in demand for oil products in the same period.

The Covid-19 pandemic has had extensive effects on oil products demand, starting in the 2Q20. Strong social distancing measures, personal mobility restrictions, and temporary lockdowns led to an unprecedented fall in oil-related demand for passenger transportation activities. Gasoline and jet fuel were the most severely impacted products. Although goods and cargoes kept moving around the country, the slowdown in economic activity also slightly reduced diesel demand. Despite the overall slowdown, the higher use among residential users strengthened LPG consumption in the same period.

During subsequent quarters, restriction measures were lifted gradually amid the decrease in the daily number of Covid-19 related cases and deaths. In 2021, the bulk of oil products demand has already surpassed the levels seen before the pandemic with jet fuel and naphtha being the only products whose demand is still below pre-pandemic levels.

CONSUMPTION OF SELECTED FUELS IN BRAZIL (MBBL/D)1

Source: Petrobras and EPE, 2021

Despite the recovery, the cumulative effect of the water crisis, the rise in commodity prices and the disorganization of supply chains caused by the Covid-19 pandemic are still having repercussions on fuel markets. Ethanol supply has retracted, causing the rise of ethanol prices and the loss of its competitiveness against gasoline. To mitigate the effects of higher biodiesel prices, the Brazilian government has temporarily reduced the diesel/biodiesel blend requirements, which has led to an increase in the demand for fossil diesel. In response to the severe water crisis experienced in the southern and central part of Brazil, the fuel oil demand for power plants skyrocketed. As a result, overall demand for fuel oil rose by roughly 50% in 2021 when compared to 2020.

1 Includes energy sector demand.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	135

Diesel sales rose 7.5% in 2021. Temporary basic income policies to mitigate the effects of the Covid-19 pandemic stimulated the demand for necessary goods such as food and beverages. Additionally, record grain harvests boosted freight and diesel demand. In turn, jet fuel demand was the most affected by travel restrictions put into place due to the Covid-19 pandemic. In 2021, jet fuel demand gradually recovered to pre pandemic levels, rising by roughly 25% in comparison to 2020, but still remains 40% below 2019 levels.

Despite this extraordinary and impactful event, the long-term trends that are forming in the Brazilian market for oil products are expected to keep their course. In specific terms, gasoline demand is expected to diminish due to its substitution by hydrous ethanol, the use of which is motivated by public policies such as RenovaBio that induce competitive prices of hydrous ethanol compared to fossil fuel. Additionally, exclusively gasoline-fueled vehicles are being replaced by flex fuel and, in the future, the latter will be gradually replaced by electric automobiles. Moreover, the development of diesel demand is expected to be slowed by the mandatory increase of the biodiesel percentage in the fuel blend that is delivered to the final consumer.

Fuel oil is consumed in three main segments: industrial, power generation and as a marine fuel. For at least two decades now, fuel oil has been undergoing a process of substitution by other sources, especially natural gas, and there is still some room for this process to continue in the next years. In the maritime transport segment, a strong demand for decarbonization is starting to emerge, which will certainly have negative repercussions on the demand for bunker in the medium and long term.

According to the Ministry of Mines and Energy, in 2021, natural gas demand inter-annual data increased by 30% to 94 million m3/d, from an average of 72 million m3/d in 2020 (not considering the gas used in pipeline transport). This growth reflects post-Covid-19 economic recovery and the worst hydro crisis the country has ever experienced. In the same period, the consumption of gas for power generation grew by 64%. Because the 2020 market was affected by the Covid-19 pandemic, it is also relevant to examine 2021 growth compared to 2019. Natural gas demand increased by 20% from 78 million m3/d in 2019 and demand for power generation increased by 48%.

Technology and alternative sources

The Brazilian energy mix (i.e., different types of primary energy sources) is going through change, especially in terms of power generation. This change is influenced by the development of renewable sources, such as wind (1.7%) and solar photovoltaic power (0.3%) that have become less costly in the recent years.

In terms of motorization, there was a trend towards more efficient-consumption vehicles, influenced by Inovar-Auto and the introduction of the first hybrid flex fuel vehicle manufactured in Brazil. Today, the government program Rota 2030 implies further investments in energy efficiency and vehicles safety, resulting in less taxes for automobile manufacturers.

Regulation

In 2021, the new natural gas regulatory framework was finalized via presidential approval of Law 14,134, of April 8, 2021, and the corresponding regulatory decree (Decree No. 10,712, of June 2, 2021).

This new regulatory framework results from an intense debate, started in 2016 and led by the executive authority, which aimed at identifying legal and regulatory constraints for the promotion of a competitive, liquid, and efficient market, considering the reduction of our market share.

The new regulatory framework approval provides vital legal support for the administrative measures that had already been implemented while also enabling modifications in Law 11,909/2009 (previously known as the New Gas Law) in relation to issues that were incompatible with the creation of a new natural gas market.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Our Business	136

For the effective implementation of this legal milestone, the ANP must establish a new regulation for the operation of this market while individual states must establish local regulations recognizing dealers and free consumers, including their right to contract at a national level.

According to the updated Regulatory Agenda ANP 2021-2022, published in September 2021, the regulation process will take place in 2022 and 2023. In any case, the Decree No. 10,172/2021 allows ANP to adopt individual solutions, though it must follow current judicial decisions until the regulation process is completed by the regulatory entity.

In April 2021, the Natural Gas Regulatory Good Practices Guidance Manual was published by the Natural Gas Opening Market Monitoring Committee (CMGN, in Portuguese), which sets forth general guidelines about the sector regulation, aiming at supporting state regulators and promoting the standardization in the distribution sector.

Another new development for the sector was the promulgation in July 2021 of Law 14,182 in connection to the Eletrobras privatization. In addition to determining the company capitalization, the law included an indication for contracting 8GW from natural gas power plants from 2026 until 2030, among other measures.

Concerning the refining segment, in June 2019, we signed a commitment with CADE that consolidates the understanding between the parties on the execution of divestment of refining assets in Brazil. Among other conditions, the agreement considers the divestment of approximately 50% of our refining capacity and we are taking further action to fulfill such commitments. Divestments are ongoing and in 2021, we successfully reached agreements for the sale of Landulpho Alves Refinery (“RLAM”), Isaac Sabbá Refinery (“REMAN”) and Shale Industrialization Unit (“SIX”).

For more information on our divestment process, see “ – Portfolio Management”.

For more information on our agreement with CADE regarding our divestments in the natural gas industry, see “Risks – Risk Factors – Operational Risks” and “– Gas and Power – Marketing and Sales” in this annual report.

For more information on our agreement with CADE regarding our divestments in refining assets, see “Risks – Risk Factors – Operational Risks” and “ – Portfolio Management” in this annual report.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Strategic Plan	138

2022-2026 Strategic Plan

Our Strategic Plan maintains a consistent strategy of focusing on projects with full potential to generate value, resources and contributions to Brazilian society. We prioritize monetizing resources into wealth for Brazil while following the sustainability guidelines for energy transition. We have expanded 24% our investment plans for the next five years, an endeavor that we are pursuing with high responsibility and diligence with regards to the allocation of resources.

We continue to strengthen our initiatives related to ESG matters, with a firm commitment to accelerate decarbonization in our operations and prioritize acting ethically and transparently, with a particular focus on safe operations and respect for people and the environment. The strategic model we have adopted remains anchored in the assumption that producing oil and gas can be compatible with accelerated general decarbonization efforts, by adopting the concept of double resilience. Double resilience is composed of two parts: (1) economic, which means resiliency towards low oil price scenarios, and (2) environmental, characterized by a focus on a low carbon footprint. Currently, we have reached a prominent position in the production of low carbon emission oil, particularly with respect to our pre-salt fields, which makes us a relevant player in the offshore oil and gas industry in relation to this requirement. We will keep pushing for further reductions, investing in new technology and CO2 injection.

The Strategic Plan maintains active portfolio management, with expected divestments ranging from US$15 to US$25 billion, which we believe will contribute to further business efficiency improvements, value creation, higher return on capital and strong cash flow to maintain an adequate level of debt. This active portfolio management allows us to explore better investments opportunities by focusing our activities on assets that have more potential to raise our portfolio's expected rate of return in a sustainable way.

Our Strategic Plan presents four key metrics that quantify the attributes of our vision and provide more explicit guidance on our main short-term goals.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Strategic Plan	139

2022 TARGETS

GHG Index[1]	Spilled volume	ΔEVA®[2]	TRI[3]
E&P 16.5 kg CO_2e/boe **Refining** 39.2 kg CO_2e/CWT	**120 m³** Alert limit	**US$ 2 billion**	**< 0.7** Alert limit

AMBITION: ZERO FATALITIES AND ZERO LEAKAGE

1) GHG: Index of compliance with greenhouse gas targets.
2) Delta EVA®: Economic Value Added. If gross debt exceed US$ 65 billion, the metric score will be counted as zero.
3) Total Recordable Injuries per million man-hours.

In order to incentivize the achievement of our goals, three of these metrics will have a direct impact on the remuneration of our executives and employees in 2022. The TRI indicator (total recordable injuries per million man-hours) is one of the top metrics, but it is not used for employee variable compensation purposes. We consider life as a non-negotiable value for us and, therefore, one of our most important goals is to reach zero fatalities. For 2022, the alert limit remains below 0.7, which reaffirms our commitment to life and places us in the top industry quartile.

A gross debt metric of US$60 billion was excluded from our Strategic Plan objectives due to our achievement of this metric in the third quarter of 2021. However, to keep the incentives for proper leverage management, the maintenance of gross debt below US$65 billion will be considered as a trigger for the target, Delta EVA®. If this value is surpassed, our Delta EVA® score will be zero.

The Strategic Plan encompasses a set of strategies that incorporate and give visibility to events and issues that are relevant to our future, such as: (i) transparency and focus on sustainability (ESG), particularly in relation to decarbonizing operations; (ii) maximizing portfolio value, with a focus on deepwater and ultra-deepwater assets; (iii) adding value to our refineries, with more efficient processes and new products; and (iv) strengthening the integration of commercialization and logistics activities with all operations to reduce costs, achieve our desired markets and increase their economic value to our company.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Strategic Plan	140

Our projected Capital Expenditure (CAPEX) for the 2022-2026 period is US$68 billion, a 24% increase over the 2021-2025 Strategic Plan, of which 84% or US$57 billion will be allocated to the Exploration and Production segment. This CAPEX amount is consistent with our strategic guidelines, which focuses our investments on deep and ultra-deepwater assets and projects to maximize portfolio value.

For 2022, we have already commited 79% of our total CAPEX amount. On the other hand, in the last year of this Strategic Plan (2026) only 24% of the total projected CAPEX amount is already committed, which indicates a greater level of investment flexibility due to the lower proportion of commitments assumed, according to our 2022-2026 Strategic Plan. It is worth noting that, throughout the life cycle of such projects, the maturity level will increase and a greater proportion of the CAPEX will be utilized.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Strategic Plan	141

The amount of CAPEX was adjusted from US$55 billion in our 2021-2025 Strategic Plan to US$68 billion in our current Strategic Plan. The majority of our expenses (60% of our CAPEX) is planned in U.S. Dollars, while the remaining part will be in Brazilian Reais.

The main drivers for this CAPEX increase are the procurement strategy of the Búzios platforms; new projects prioritization; Marlim divestment revision (i.e. keeping Marlim in our portfolio); and impacts of the Covid-19 pandemic, among others. In contrast, there were also factors that reduced our investments, which include (i) CNOOC’s acquisition of an additional share of 5% in the Production Sharing Contract of the Búzios Surplus Transfer of Rights and (ii) the depreciation of the Brazilian real against the U.S. Dollar.

The increased investment in E&P in our portfolio is aligned with our strategic focus: increasingly concentrating funds in deep and ultra-deepwaters assets, where we have been increasing our competitive advantage over the years, resulting in the production of a better-quality oil with lower greenhouse gas emissions. We continue to focus on deepwater offshore assets, especially in the pre-salt, because that is where we are able to extract the greatest possible value. Our pre-salt discoveries are among the most important in the industry in recent decades. Such pre-salt assets comprise large accumulations of excellent quality, low sulphur high commercial value light oil. It is in this area that we are internationally recognized for our presence, technical capacity and developed technology. In order to retain this focus, we are substantially reducing the number of our assets, through the divestment of onshore and shallow water production fields. The reduction in non-core assets represents roughly 90% of our number of production fields and is part of the strategy to focus on high productivity fields, as is the case for our large fields of pre-salt.

Thus, in our Strategic Plan, we are investing 67% of our total CAPEX amount in E&P, concentrating specifically on pre-salt assets and projects, particularly the Búzios field, ultimately allocating approximately US$23 billion out of US$57 billion towards this segment.

In the 2022-2026 period, the Campos Basin remains an important area for investments, and we plan to allocate US$16 billion of the total investment planned for the E&P segment. We will invest in more than 100 new wells and three new FPSOs. These projects have a potential to increase the oil and natural production from 0.7 mmboed in 2021 to 0.9 mmboed in 2026. Without investment in projects in the Campos Basin, the production expected for this area would decrease to 0.3 mmboed in 2026. In other words, by making a significant investment in this area, we plan to produce 0.6 million more barrels of oil equivalent per day in 2026.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Strategic Plan	142

Besides the Campos Basin, the plan contemplates relevant investments in other Brazilian basins outside the Southeast, in deep and ultra-deepwaters. We will invest US$2 billion in the Equatorial Margin, where there is a potential frontier for exploration, and will continue to invest in the Sergipe deep-water development project (>2,400 m), with the allocation of the first FPSO unit in 2026 with a capacity of 120 mbbl/d.

Our planned CAPEX also includes the amount of US$1.8 billion in projects related to decarbonization initiatives for our operations, with an emphasis on CO2 separation, methane detection systems, commissioning of closed flares, HISEPTM technology and projects to reduce carbon in refineries, among others. Most of these initiatives are associated with production optimization and/or operational efficiency, resulting in important effects on emissions reduction.

In the Refining segment, our strategy is focused on assets near the largest oil supply and the largest Brazilian consumer market, taking advantage of greater synergy and integration with our E&P assets. Consistent with our portfolio management strategy, we are maintaining our divestment plan, with respect to our current refining units and, in contrast, increase our investment in upgrades to our remaining refineries in order to increase S-10 diesel production, biorefining capabilities and operational efficiency while still lowering emissions.

We have 12 refineries located in different regions across Brazil and a shale processing unit in Paraná. Our strategic goal is to keep only five refineries in the Southeast. For the next five years, the estimated CAPEX is US$7.1 billion, of which US$6.1 billion will be invested in the Refining segment and US$1 billion will be allocated to the G&E segment. Investments will be concentrated in the projects highlighted below.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Strategic Plan	143

The Refining RefTOP program is a noteworthy investment of US$0.3 billion, which aims to place our refineries among the best in the world in terms of energy efficiency and operational performance in natural gas, steam and electricity use. Ultimately, this would result in an optimization of greenhouse gas emissions.

Our Strategic Plan provides for an investment of US$2.6 billion for the expansion of our refining capacity for the completion of RNEST’s Train 1 and the construction of Train 2. By 2026, the total diesel production will be oriented towards S-10 grade. To achieve this goal, we plan to invest in a new hydrotreatment unit at REPLAN, as well as in adaptations at REDUC and REVAP. Additionally, we are planning on investing in the operational integration of REDUC and GASLUB, which will increase S-10 diesel and QAV production, as well as create a new basic oil unit for Group II lubricants.

In the Gas and Power segment, our investments are focused on Route 3 and natural gas processing unit to enable a natural gas outflow from pre-salt production. The Route 3 Project is our third pre-salt gas route, which will increase the amount of gas exported and the processing capacity from the pre-salt assets. It is expected to start operating in 2022.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Strategic Plan	144

Trading and Logistics (“T&L”) investments are focused on improving operational efficiency (59%), operational safety (21%), expansion (19%) and others (1%). We are investing US$1.8 billion in pipeline and terminal maintenance, diversification methods to access new markets, pipeline replacements and oil transshipments.

The divestments forecast in our Strategic Plan are between US$15-25 billion, with the highest concentration expected in 2023. We have maintained our divestment plans for assets and companies that we previously announced in our 2021-2025 Strategic Plan, except for Marlim, which is once again a part of our Strategic Plan. The potential sale of such assets may depend on market and strategic conditions.

Our principal planned divestitures during the 2022-2026 period are presented below.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Strategic Plan	145

PORTFOLIO MANAGEMENT FOR BETTER CAPITAL ALLOCATION

MAIN ASSETS

EXPLORATION & PRODUCTION[1]

_Onshore and shallow water assets
_International assets
_Albacora and Albacora Leste
_Golfinho/Canapu
_Papa-Terra
_Uruguá/Tambaú
_Camarupim

REFINING, GAS & POWER

_Certain refineries
_Gas transport pipelines
_Gaspetro
_Braskem
_Oil-fired thermopower plants
_Fertilizer plants

US$ 15-25 BILLION BETWEEN 2022 AND 2026[2]

1) Impact of aprox. 50 kboed in 2022 production, average impact of c. 250 kboed in the remaining years of the plan.
2) Includes the estimated amount to be received by Petrobras in cash for the 5% of Búzios stake sold to CNOOC in 2022.

Production of Oil, NGL and Natural Gas

The oil and gas outlook for the 2022-2026 period indicates continued growth, even with divestments. In line with our strategic focus, E&P activities are concentrated in deep and ultra-deepwaters in Brazil, representing 92% of total production in 2022, with potential to reach 100% in 2026. Production from the pre-salt will represent 79% of our total production by the end of the five-year period. The production curve considers the start up of 15 new platforms in the period of 2022-2026, nine chartered and six owned.

The production curve estimated in our Strategic Plan, published in November 2021, is shown in the following chart:

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Strategic Plan	146

Revision of the 2022 production outlook

On December 17, 2021, we acquired the exploration and production rights to the volumes exceeding those of the Transfer of Rights in the Atapu and Sepia offshore fields in the 2nd Bidding Round for the Transfer of Rights surplus under the Production Sharing Regime. As a result, we revised the oil and gas production outlook for 2022 to reflect the effect of the aforementioned auction.

The start of production sharing for FPSOs P-70 and Carioca, operating in the Atapu and Sepia fields, respectively, will impact the production outlook disclosed in the Strategic Plan. In 2022, the total production of oil and gas will be decreased to 70 mboed and the range will decrease from 2.7 mmboed to 2.6 mmboed with a variation of +/- 4%. Oil production and commercial production had an impact of about 60 mboed, but remained with the same ranges, 2.1 mmbpd and 2.3 mmboed, respectively, with a variation of +/- 4%. For the period between 2023 and 2026, the average estimated impact for production is a reduction of 0.1 mmboed.

Below, we present the schedule of our new units up to 2026. We believe we are the worldwide leader in investment in these kind of projects. In the next five years, we will have 15 new FPSOs that will come into operation, 12 in pre-salt and three in post-salt. Together, the 15 new platforms will have an installed capacity of 2.4 MMbbl/d. The pre-salt in the Búzios field will receive the largest number of units with six new systems, matching the magnitude and high productivity of this asset. With substantial reserves, low risk and high value generation potential, Búzios is the largest deepwater field in the world.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Strategic Plan	147

From the portfolio of new projects, FPSO Guanabara will be the first to begin operations, with the capacity to process up to 180 thousand bpd. The expectation is that FPSO Guanabara will produce its first oil in the first half of 2022 in the Mero field, in the Santos Basin pre-salt.

The units that we plan to start operating by 2025 are already contracted. The three units planned for the year 2026 are currently in the contracting stage.

Crude Oil Price and Exchange Rate

Future calculations have been carried out assuming an average Brent Crude Oil price of US$72/bbl in 2022, US$65/bbl in 2023, US$60/bbl in 2024 and US$55/bbl until 2026 and in the long-term. We assume an average real/U.S. dollar exchange rate of R$5.4, R$5.3, R$5.2, R$5.2 and R$5.1, to US$1.00 for the 2022-2026 period, for each year respectively.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Strategic Plan	148

Financing

We expect to make our investments outlined by our Strategic Plan without the need for new net fundraising. Through the controlling of costs and a commitment to profitability, we foresee sources of funds in the amount of US$175 billion in the 2022-2026 period, arising from operating cash generation and divestments. These resources will cover our planned investments, as well as the quest to maintain indebtedness and distribute dividends, as shown in the following figure:

Our Strategic Plan mirrors the importance of a strong company that is healthy and generates resources. In the Strategic Plan’s future, we forecast the payment of total taxes and government’s share of US$65-70 billion. When added to our dividends, this amount, which will go to the federal government and all the other shareholders, represent over 86% of our expected operational revenue generation.

Low Carbon and Sustainability Commitments

We contribute to economic, social and environmental development through the following actions: (i) investing resources and technologies in the production of low carbon oil in Brazil, generating energy, and relevant revenues to finance a responsible transition; (ii) investing in the ability to offer gas and dispatchable energy to enable the high share of renewables in the Brazilian electricity matrix; (iii) investing and prospecting new possibilities in products and businesses with lower carbon intensity; (iv) promoting research and development of new technologies and low carbon solutions and (v) investing in socio-environmental projects for the recovery and conservation of forests.

We have reinforced our ten sustainability commitments and plan to invest approximately US$2.8 billion over the next five years in our low carbon and sustainability commitments, which will be distributed through initiatives in the decarbonization of our operations, biorefining (renewable diesel and bio jet fuel) and the development of competencies for the future through Research and Development (“R&D”) in modern renewables, low carbon products and CCUS. For more information on our ten commitments, see “Environment, Social and Governance - Environment” in this annual report. We reinforce our commitment to the environment and the use of new technologies for decarbonization, which involve, for example, the reduction of natural gas flaring, CO2 reinjection and energy efficiency gains in our operations.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Strategic Plan	149

In September 2021, we announced our ambition to achieve net zero greenhouse gas emissions from operations under our control (scopes 1 and 2), and our intention to leverage our influence to achieve the same ambition in non-operated assets in a timeframe compatible with that established by the Paris Agreement.

The Carbon Neutral Program aims to speed up and reduce costs related to decarbonization solutions, placing us in a more competitive position. The program also involves opportunities related to scope 3, which describes indirect greenhouse gas emissions related to customer use of our energy products, and will be supported by a dedicated decarbonization fund with a budget of US$248 million for the next five years, which may be used in initiatives involving scopes 1, 2 and 3.

Over the past 12 years, we have improved our carbon efficiency in the E&P segment by 48% and our pre-salt fields have already low upstream GHG intensities when compared to other global oil fieds.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Strategic Plan	150

Digital Transformation

We believe that, as an energy leading company, it is important to continuously evolve and deploy high value innovative industrial solutions leveraged by digital technologies. Therefore, we continue to develop a consistent and integrated innovation system aligned with our strategic pillars.

In 2019, with the aim to accelerate value creation with innovation and digital transformation, we have consolidated all technology units into one integrated structure.

Our digital transformation and innovation strategy is anchored in five fundamental goals to pursue the exponential trajectory of generating value:

Go Digital: Focuses on technology platforms boosting digital evolution.

Be Digital: Focuses on digital and agile innovation – practices, mindset and cultural change.

Go Lean: Focuses on optimizing and automating processes.

Innovate to value: R&D CENTER - Portfolio thinking, enhancing time to market and technology adoption, Connections for Innovation ecosystem and new revenue channels.

Protect to expand: Information security facilitating and accelerating Digital and Cultural Transformation through personnel, enabling innovation.

In addition, we implemented the Connections for Innovation program, a systematic effort to foster our innovation ecosystem, create and leverage the potential of new technology and our human capital, accelerating the rate of innovation in our businesses.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Strategic Plan	151

Go Digital

The Go Digital strategy aims to put technology at the core of every one of our businesses and, therefore, create value throughout our value chain. Through the adoption of agile methodology at scale and cloud computing technology, we are seeking innovation as well as a modern IT architecture that enables value extraction from our data. This opens up the path to digital solutions with integrated data platforms and up-to-date technologies, such as artificial intelligence.

Our main achievements in 2021 were:

▪	The deployment of DRAGÃO, the largest and most environmentally friendly supercomputer in Latin America[1]. Together with Atlas and Fênix, these supercomputers are part of a project that, combined with intense use of public cloud technology, have greatly increased our high-performance computing capacity by 1,200% since 2018, measured in computing performance. We achieved 42.4 PetaFLOPS RPeak in 2021 in comparison to 3.4 PetaFLOPS RPeak in 2018. Our high-performance computing investments are essential to support upstream strategic programs, such as EXP100 and PROD1000. For more information about EXP100 and PROD1000, see “Our Business – Exploration and Production.”
▪	The deployment of the first phase of SAP EHS, part of the #Trans4mar program, which will support a step change in management, data integration, standardization and simplifications for environment, health and safety processes, as well as the deployment of SAP Ariba (Procurement), SAP Concur (expend management), Blackline (accounting reconciliation), Intelligent Asset Management (industrial asset reliability) and Celonis (process mining). #Trans4mar is a program that brings together initiatives for the implementation of SAP S/4 HANA at our company, acting as a digital enabler for Industry 4.0 through corporate and business selective processes review, simplification, digitization and integration. This program began in 2020 and is expected to be fully implemented by 2023.
▪	Our Digital Twins efforts in both upstream and downstream, have won the distinguished “IT Midia” national award in the Energy sector for us. The implementation of Digital Twins tool in downstream efforts starting in 2020 has enabled our refineries (REPLAN, REVAP, REPAR, RECAP, REGAP, REDUC, REFAP, RPBC, REMAN, RNEST and LUBNOR), to operate in 2021 above 80% of the time in the optimal yield range, with gains of US$255 million in 2021, by reducing costs through a global optimization of our refineries that are able to operate at optimal performance at all times, at any market conditions and regardless of the types of oil at our disposal.
▪	We have started the implementation of a new Customer Relationship Management (“CRM”) digital platform that will consolidate and enhance quality in interaction channels with clients and stakeholders through a cloud-based, market solution for internal and external market trading, as well as natural gas commercialization.
▪	The launch of a Center of Excellence in Cloud Computing (“CCC”), which will direct and accelerate our cloud adoption journey. This gradual cloud adoption will be accomplished in partnership with large players in the technology sector, such as Amazon and Microsoft. The CCC joins the Center of Excellence in Analytics and Artificial Intelligence (“CoE”) and the Center of Excellence for Process Robotization and Digitalization (“CERD”), which combine expertise, process and technology platforms and deliver value across our value chain through digital technology.

1 According to the TOP500 and GREEN500 list, published in June 2021, at www.top500.org.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Strategic Plan	152

Be Digital

In 2021, we continued the adoption of methodologies and mindsets that support a culture of digital innovation aimed at generating results. In this regard, we highlight the expansion of: (i) corporate innovation initiative; (ii) safety innovation labs; (iii) digital academy; and (iv) the application of agile methodologies and practices.

Corporate Innovation Initiative

Our Corporate Innovation Initiative seeks to enable the entire company to innovate by providing mentorship, training, and channels to access the external innovation ecosystem. In 2021, the initiative has delivered: (i) the internal startups program; (ii) challenge-based students’ programs; and (iii) startups and innovation ecosystem connection. We seek to go beyond financial benefits in order to also promote intrapreneurship that strengthens our culture of ownership and accountability. The way forward is to expand its role as an innovation hub and accelerator, enabling the company to deliver the first step on innovation life cycle quickly and accurately, while connected with innovation ecosystems.

Safety Innovation Lab

We also consolidated the Safety Innovation Lab (“SafetyLab”), a laboratory focused on operational safety and health by implementing digital solutions that have been developed and tested in an agile way in controlled and representative environments. This is done in order to offer solutions to predict and prevent risks by actively monitoring work or reducing risk exposure by improving the use of wearables, intelligent video analytics, robotics and drones, for example. The main Lab deliveries were: (i) success of wearables aimed at attention monitoring, geolocation and more comfortable and safe personal protective equipment (“PPE”); (ii) implementation of intelligent video analysis systems for smoke and fire detection and for detection of use of masks and equipment stockpiles; (iii) use of robots and drones in risky activities such as underwater mini drones for offshore inspection and monitoring activities, drones to inspect electric power transmission lines, cargo drones to support the mooring and unmooring operations of Relief Vessels and drone for visual inspection inside spheres; and (iv) applications to promote physical health, such as new fire resistant materials for improving overall safety and wrist straps with fatigue sensors. The actions developed throughout the year contributed to the safety and health of our workers.

Digital Transformation Academy

Companies are transformed by its people and our digital transformation is supported by investments in digital education programs for employees. Since the second half of 2020, our Digital Transformation and Innovation Academy ensures that employees would have the necessary upskilling and reskilling training available. Since its creation, our employees have completed 21,850 courses provided by the Academy. The current portfolio has 61 reskilling programs, allowing the company to increase the number of skilled professionals such as data scientists, data analysts, cloud architects, security analysts and product owners, among other critical tech specialists.

Expansion of agile methodologies and practices

We continued advancing the use of agile principals to accelerate results and stimulate innovation. In 2021, we expanded from 100 to 400 agile teams that are now present in 70% of our business units. The Center of Excellence in Agility offers training and direct support of agile coaches to enable transformative initiatives such as the adoption of agility at scale across the entire organization.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Strategic Plan	153

Go Lean

In 2021, our Center of Excellence for Process Robotization and Digitalization (CERD) has continued to rethink our internal processes, enabling them for digital transformation. Since its creation, in 2020, CERD has optimized, digitized or automated more than 250 processes.

We have strengthened the role of the Process Architect, who is responsible for ensuring an integrated and lean view of our processes, with a focus on meeting customer needs, and leading the implementation of technology in partnership with technology professionals as per business requirements.

In addition, we have identified some key factors as being a priority for our current focus, such as guaranteeing availability, digitization of information and inserting concepts from smart office and our digital shared services center.

We continue to accelerate the modernization of workplace environments in connection with the implementation of a hybrid work model, which combines teleworking and office work, by using smart office and coworking concepts according to each local business chain needs in order to maximize building occupancy.

Another part of our strategy is to use our Shared Service Center capabilities as digital process powerhouses fostering and leading process simplification and digitalization as levers for increased workforce productivity, cost optimization, value creation and enabling our front office team to focus on our core business. To this end, we began the evolution of our Shared Service Center. Over 600 processes were reviewed based on the feedback from our internal customers and a series of opportunities identified by our teams. Around more than 2,000 hours of online training were carried out by our workers to implement new or revised processes and new internal customer service channels were launched, including an integrated platform to measure and evolve our customer service.

Innovate to value

We use innovation and ideas from our research and development center as tools to expand the value creation and influence our strategy, focusing on new production frontiers, continuous improvement in operations and new opportunities.

We have a history of successfully developing and implementing innovative technologies, from oil basin exploration, deployment of production systems in deep waters to refining and production of oil derivatives and Petroleum products. Our efforts received four OTC awards (1992, 2001, 2015 and 2020). Furthermore, in 2019, the Brazilian edition of the Conference (OTC Brasil) also granted us a Distinguished Achievement Award.

We are investing in digital technologies to optimize the refineries’ operation in an even more efficient way, with flexibility and safety. Our R&D is working towards the development of new process technologies to modernize our refineries, aiming to be positioned at the top quartile considering Solomon Associate's worldwide fuels refinery performance analysis.

Furthermore, our R&D project portfolio supports market diversification initiatives in an energy transition context, to prospective revenue channels where technology is an advantage, such as CO2 Capture, Use and Sequestration (“CCUS”), Biofuels and renewable products, as well as the development of new products and commercialization methods.

We also have several semi-industrial scale prototype plants that are located at our industrial facilities and are aimed at fast prototyping and scaling up new industrial technologies at reduced cost.

Our research and development center (“CENPES”) is one of the largest facilities of its kind in the energy sector as well as one of the largest in the Southern Hemisphere. The CENPES facility has a total area of 308,000 m2 and includes 116 laboratories and more than 4,700 pieces of equipment with cutting edge technology. The facility’s laboratories are dedicated to pre-salt technologies, which is our main source of value. CENPES’ mission is to “imagine, create and make today the future of Petrobras.” As of December 31, 2021, this facility had 1,106 employees, 246 and 320 of which have doctorates and master’s degrees in the sciences, respectively, and a team of 990 professionals that are dedicated to R&D. In 2021, we engaged in several activities relating to research and development; we also conducted joint research projects with universities and research centers in Brazil and abroad, as well as with suppliers, startups and other operators in order to develop technologies to support the Strategic Plan, in addition to anticipating trends that can create new strategic options.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Strategic Plan	154

In 2021 we invested US$563 million in research and development. Currently, about 25.2% of our R&D portfolio is intensive digital technologies such as big data, high performance computing and artificial intelligence in order to support the development of our business.

Additionally, in the three-year period ended December 31, 2021, our research and development operations were awarded 327 patents in Brazil and 83 overseas. Our patents portfolio covers all of our areas of activities. Currently, we have 996 patent applications under examination, 420 in Brazil and 576 abroad, within more than 40 countries.

In 2021, we filed 118 patents, surpassing our all-time record in 2005 and the record for filings in a single year among national institutions.

As we pursue valuable results in research and development, we are exploring new ways to innovate through disruptive technologies, digital transformation and start-up engagement.

Protect to expand

Information security plays a crucial role in our day-to-day operations and is being treated as a priority and an innovation-enabler in our journey of digital transformation. Since 2020, we have utilized the Center for Excellence in Treatment and Response to Security Events. This Center for Excellence is focused on the cyber protection of our technological and operational assets, including industrial and control systems, so that we have solid processes to protect our digital environments in line with the best market practices, and is subject to constant improvements. Based on reference frameworks and with oil and gas industry peer benchmarks, we developed a work plan that has elevated us in our market regarding security management maturity, both in corporate and automation environments.2

We carry out penetration tests throughout the year, as part of our operational routines. All detected cyber-attack attempts were promptly identified and properly managed by our security ecosystem, including people, processes and security technology. We did not suffer successful cyber-attack penetrations into our systems that caused impacts in our operation.

We also lead a national intelligence network with 50 organizations that share information about cyber-attacks, considerably improving our preventive processes and defenses.

In 2021, we were accepted as a member of a selected world reference forum in information security. This forum brings together a wide variety of cyber security and incident response teams, including industrial, government, commercial and academic sectors with representation from different countries. This organization works mainly with prevention, helping to increase the level of maturity of information security on a global scale.

Privacy is another relevant topic for us. We see the legislation on the protection of personal data as an opportunity to evolve our system to greater maturity, adding continuous improvements our privacy processes. According to Brazilian Law No. 13,709/2018 – Lei Geral de Proteção de Dados Pessoais (“LGPD”), we will be subject to penalties in cases of disclosure or misuse of personal information.

2 According to NIST (National Institute of Standards and Technology) Cybersecurity Framework (“CSF”) and Gartner´s IT Score for Security and Risk Management.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Strategic Plan	155

To this end, we have created a program to conform to the LGPD with a multidisciplinary and dedicated approach. This process is conducted through a governance model, adoption of technical and administrative measures to respond to legal requirements, mitigate data breaches risks and guarantee the data rights of its employees and stakeholders as data subjects.

Connections for Innovation / Centers of Excellence (CoE)

In the last three years, we have increased our efforts to foster our innovation ecosystem, both internally and externally, to create and leverage the potential of new technologies and our human capital, accelerating the application of innovation in our businesses. The following diagram summarizes our main areas of interest and the several different components of our innovation ecosystem.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Strategic Plan	156

Centers of Excellence: Digital transformation is a strategic priority for us as it is a powerful ally for the technology and R&D activities needed to enable our strategic plans. To accelerate innovation and deliver best in class technologies and digital products, our projects incorporate agile methodologies and digital technologies, such as AI and analytics, high-performance computing, IoT and robotics, using integrated data platforms, cloud, composable architecture, cyber-security, agility at scale and digital process optimization. To support our digitalization, we created centers of excellence such as the Center of Excellence in Analytics and Artificial Intelligence and the Center of Excellence in Robotization and Digitization (CERD).

An important development in 2021 was the launch of the website https://tecnologia.petrobras.com.br, which aims to be a systematic approach with the external ecosystem. The site hosts the program called ‘Petrobras Conexões para Inovação’ (Connections for Innovation), which compiles all of our open innovation initiatives. The information on this website, which might be accessible through the hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this annual report.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Strategic Plan	157

Our Connections for Innovation program includes the following modules:

▪	Startups: Search for and develop innovative solutions with startups from different areas such as digital technologies, robotics, energy efficiency, catalysts, corrosion, carbon reduction, geological modeling, inspection technologies and water treatment. Currently we have 38 startups working in this module
▪	Technological Order: Development of innovative solutions for our problems where there is a technological risk. The module has already acted in 22 development opportunities.
▪	Ignition: Technological Innovation Program promoted in partnership with a Brazilian university to encourage experimentation, challenging young people to co-create solutions for the digital transformation of the oil and gas sector. The ignition module has engaged 25 students.
▪	Solution Acquisition: As part of our open innovation strategy, we look for startups and other innovative companies that present validated solutions or solutions in the market validation phase, with the potential to meet our selected challenges, running tests in our production environments and validating our requirements for implementation. We already achieved the participation of 15 companies in this module.
▪	Technological Partnerships: Universities, companies and science and technology institutions from all over Brazil and abroad are our great partners in research, development and innovation. The opportunities are endless and everyone wins. The technological partnerships module achieved 900 partnerships and 9,000 researchers.
▪	Technology Transfers: We license technologies for third parties to use in their products, processes, applications, materials and services. There are already 23 contracts using this technology transfer module.

Apart from the Connections for Innovation program, we are also supporting a broader initiative related to the development of innovation ecosystems, participating in the Regional Entrepreneurship Acceleration Program of the Massachusetts Institute of Technology (“MIT Reap”) that engages universities, corporations, government, entrepreneurs and venture capital investors.

As a result of the number of partnerships and contracts established with startups, in 2021 we won first place in the Oil and Gas category in the Top Open Corps ranking, promoted by 100 Open Startups, which qualifies the level of engagement of companies in the sector with the open innovation ecosystem in Brazil.

In addition to engaging with the entrepreneurial ecosystem, we also stimulate intrapreneurial activities by promoting the development of innovative solutions by multidisciplinary teams that act as internal startups, using agile methodologies to accelerate our digital transformation.

The internal startup program is intended to contribute to our competitive advantage by seeking innovative and disruptive ideas that can transform our operations, enhancing efficiency and safety. It also plays an important role in our cultural transformation by strengthening entrepreneurship and a mindset of experimentation.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Environment, Social and Governance	159

Environment

The protection of human health and the environment is one of our primary concerns and is essential to our success. Each year, we maintain a set of initiatives focused on the prevention of accidents and the preservation of life and the environment. For this purpose, in 2016, we launched the Commitment to Life Program, with the launch of the first cycle taking place in October 2016. This Program is composed of structured projects based on the critical analysis of health, safety and environment (“HSE”) management, with reference to the best market practices, and seeks to achieve our zero fatalities and zero leaks goals while strengthening our vision of being an example of HSE for the industry with the following principles:

1.       HSE as value;

2.       Respect for Life;

3.       Risk-Based Management;

4.       Business Sustainability; and

5.       Excellence and Transparency in Performance.

The main initiatives of the Program for 2021 are the following:

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Environment, Social and Governance	160

HSE INVESTMENTS (US$ billion)

The development of business with suppliers also comprises environmental requirements according to the best practices in the industry. Contracted companies must present evidence and certifications related to compliance with HSE standards and confirm that they comply with all applicable requirements, laws, regulations and ESG best practices, according to new commitments formalized in 2021.

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

After obtaining a record TRI result of 0.54 and three fatalities, in 2021, in our Strategic Plan we established the alert threshold for TRI below 0.7 for 2022, which is lower than the industry benchmark. We expect this result to place us among top oil and gas companies in terms of safety.

Eliminating fatal accidents and achieving top-notch performance when it comes to the prevention of injuries to our employees and to third parties are the two key important goals of our HSE management. In 2021, we trained our employees in process safety, HSE aspects in contracts, behavioral auditing and began the construction of the Human Factors Journey, with a greater emphasis on ergonomics in projects and operations.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Environment, Social and Governance	161

TOTAL RECORDABLE INJURY RATE – TRI (1)

(1)	The TRI result achieved in 2021 showed a slight improvement compared to the already historic TRI result of 2020.

Although we develop prevention programs in all of our operating units, we recorded three fatalities involving our own and contractors’ employees in 2021 (compared to zero fatalities in 2020). Our procedure is to investigate all incidents reported in order to identify their causes and take preventative and corrective actions. These actions are regularly monitored once they are adopted. In case of serious accidents, we send company-wide alerts to enable other operating units to assess the probability of similar events occurring in their own operations.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Environment, Social and Governance	162

Environmental impacts

Main Impacts

EMISSIONS[1] (million tons CO_2e)

62 in 2021 | 56 in 2020 | 59 in 2019

EFFLUENTS[3] (millions m^3)

251.3 in 2021 | 277.5 in 2020 | 271.6 in 2019

BIODIVERSITY

Events with a confirmed or probable impact on fauna, flora or habitat.

6 events in 2021 | 6 events in 2020 | 17 events in 2019

SPILLS[4] (m^3)

11.6 in 2021 | 216.5 in 2020 | 415.3 in 2019

WASTE (thousand metric tons)

Hazardous waste generated in industrial processes.

109 in 2021 | 124[2] in 2020 | 119 in 2019

1) In 2021, emissions were higher than previous two years due to atypical thermoelectric dispatch in a year of water scarcity. It is circumstantial and does not affect the commitment to reduce absolute operational emissions.

2) After the closing of 2020 number for previous Annual Report and Form 20-F, extemporaneous information was received from service providers, which required its updating. This update has already been included in the Petrobras 2020 Sustainability Report.

3) Industrial effluents, produced water and sanitary effluents (the latter included from 2020 on, according to the latest GRI guidelines). The figure does not consider produced water reinjected in the oil/gas reservoirs for the secondary recovery, nor the effluents from open refrigeration systems.

4) Sum of oil (or oil products) spills volumes that were individually greater than one barrel, that reached water bodies or non-waterproofed soil. The volumetric criterion (>1 barrel) is used in the corporate indicator of Oil and Oil Products Spills and is aligned with the National Oil Agency - ANP Manual for reporting incidents for E&P activities. Spills originated by illegal taps were not accounted.

We are an energy company focusing on oil and gas. We therefore use natural resources and impact the ecosystem through our activities. However, we seek to reduce the impacts of our activities on the environment. In 2021, we invested US$708 million in environmental projects, compared to US$508 million in 2020 and US$891 million in 2019. These investments continued to be primarily directed at reducing emissions and waste from industrial processes, managing water use and effluents, remedying impacted areas, implementing new environmental technologies, upgrading our pipelines and improving our ability to prevent and respond to emergencies.

We have established ten commitments in our Strategic Plan for the low carbon and sustainability agenda1:

1 Carbon commitments related to 2015 base. Other commitments based on 2018.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Environment, Social and Governance	163

25% reduction in absolute operational emissions by 2030

Re-injection of approximately 40 million tons of CO_2 up to 2025 in carbon capture, utilization and storage projects

16% reduction in carbon intensity in refining segment by 2025, expanding to 30% by 2030 (30 $kgCO_2e$/CWT)

Zero routine flaring by 2030

32% reduction in carbon intensity in the upstream segment by 2025 (15 kgCO2e/boe, maintained until 2030)

40% reduction in methane emission intensity in the upstream segment by 2025

50% reduction in freshwater withdrawal in our operations by 2030, with a focus on water reuse

Zero increase in solid waste generation from our processes by 2025

100% of our facilities with biodiversity action plan by 2025

Investments in social and environmental projects, human rights programs, community relationship and solution to social and environmental problems, involving opportunities for action with our stakeholders and clients of our products.

For more information, see “Strategic Plan” in this annual report.

Spills and Environmental Remediation Plans

Oil and oil product spills totaled 11.6 m3 in 2021, compared to 216.5 m3 in 2020.

We are constantly seeking to improve our standards, procedures and leakage response plans, which are structured at the local, regional and corporate levels.

In 2019, we set up a plan called “Mar Azul” (Blue Ocean) with the aim of identifying and addressing the main causes for loss of primary containment events, mainly those with potential environmental impacts. This plan consists of investments for improving the management of processes and for ensuring the integrity of our equipment and installations. We adopt our operational and sanitary procedures in order to ensure not only the readiness of the contingency bases but also a safety and efficient response on the field from specialized personnel. We also conduct major table-top exercises, including in the Búzios field, in the Santos Basin pre-salt, which involved more than 200 people.

In 2020, the “Mar Azul” plan moved forward, proceeding to the structuring of phase two, and it was integrated to “Programa Compromisso com a Vida” (Commitment to Life Program), one of our major HSE programs. In 2021, “Mar Azul” continued, incorporating lessons learned from the events of 2020, which were subsequently transformed into structures and local measures by delivering and improving operating systems, activities and processes, acting jointly on all fronts and acting through active and continuous management in search of improvement opportunities. These actions resulted in a significant reduction of spilled volumes when compared to the beginning of the plan in 2019.

As part of our environmental plans, procedures and efforts, we maintain detailed response and remediation contingency plans to be implemented in the event of an oil spill or leak from our offshore operations. The Brazilian Institute of the Environment and of Renewable Natural Resources (“IBAMA”) audits, approves and authorizes the execution of these programs.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Environment, Social and Governance	164

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

In 2021, even with the Covid-19 pandemic, we conducted 12 remote emergency drills of regional scope using remote communication tools.

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

▪	we strive to ensure that carbon risks and opportunities are properly captured in scenarios, quantified, and considered in our decisions, for the sustainability and resilience of our business. We adopted transparency in carbon as a value and we highlight our public support to the TCFD (Task Force for Climate Related Financial Disclosures), and our adoption of SASB as a reference, as well as IPIECA (Global Oil and Gas Industry Association for Environmental and Social Issues), GRI and IOGP as external references of disclosures and performance.
▪	Our scenarios point to the persistence and importance of oil and gas in the global energy matrix, even though their demand and relative share may decrease in an environment of accelerated energy transition. It is our priority to operate at low costs and with superior performance in carbon, safeguarding the competitiveness of our oils in world markets in the context of deceleration and subsequent retraction in demand in order to thrive in scenarios of low oil prices, carbon prices and possible oil differentiation based on their carbon intensity during production. We reviewed our oil price key assumptions for the 2022-2026 period, with values ranging from US$72 per barrel in 2022 and assuming a long term price of crude oil of US$55 per barrel. In order to guarantee the resilience of our portfolio, all projects must also be profitable in our resilience scenario, which provides an accelerated energy transition with a significant reduction in the price of fossil fuels, assuming a value of crude oil of US$35 per barrel. These are stringent assumptions for the price of oil, compatible with the scenarios contemplated in the Paris Agreement.
▪	Our current focus is investing in the decarbonization of our operations, development of bioproducts and the acquisition of skills that may allow future diversification in renewables and low carbon products. In this context, a new governance framework focused on diversifying our portfolio was created for project approval process related to new energy and/or new products that are not in our current Strategic Plan.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Environment, Social and Governance	165

It is important to note that the Strategic Plan CAPEX includes the amount of US$1.8 billion in projects related to decarbonization of operations initiatives, with emphasis on CO2 separation, methane detection systems, commissioning of closed flare, HISEPTM technology and projects to reduce carbon in refineries, among others. The Carbon Neutral program aims to speed up and reduce costs related to decarbonization solutions, making us more competitive. The program involves opportunities and will be supported by a dedicated decarbonization fund with a budget of US$248 million for the next five years, which may be used in initiatives involving greenhouse gas emissions resulting from our activities (Scopes 1 and 2) and indirect greenhouse gas emissions related to customer use of our energy products (Scope 3). We also intend to invest approximately US$130 million over the next five years in development of competencies for the future through R&D of modern renewables, low carbon products and CCUS.

Our set of carbon targets and goals were reaffirmed in our Strategic Plan. Our operational emissions reduction target covers 100% of operated assets in all our businesses (including power generation), for all greenhouse gases and we believe that this target represents a material, relevant and short-term contribution to halting climate change. We include direct (Scope 1) and indirect GHG emissions from the acquisition of electric and/or thermal energy produced by third parties (Scope 2). Since 2019, metrics related to carbon intensity in our downstream and upstream operations have been integrated into executive remuneration, and since 2020, these metrics were incorporated as one of our four top indicators, influencing variable remuneration not only for executives, but for all company employees.

In September, we announced our ambition to achieve net zero greenhouse gas emissions from operations under our control (scopes 1 and 2), and our intention to leverage our influence to achieve the same ambition in non-operated assets, in a timeframe compatible with that established by the Paris Agreement. The decision is aligned with the global positioning of the 12 member companies of the Oil and Gas Climate Iniciative (“OGCI”), of which we have been part of since 2018.

In 2021, our performance in terms of GHG emissions was as follows:

▪	Total GHG emissions of 62 million tCO2e, compatible with our target to reduce total operational GHG emissions by 25% by 2030, compared to 2015;
▪	Carbon intensity in E&P of 15.7 kgCO2e/boe[2], on track for achieving the medium-term target of 15 kgCO2e/boe in 2025, maintained until 2030;
▪	Carbon intensity in refining of 39.7 kgCO2e/CWT[3] on track for achieving the medium-term target of 36 kgCO2e/CWT in 2025 and of 30 kgCO2e/CWT in 2030.

Our carbon intensity targets (E&P and Refining) represented a coverage of 67% of emissions from activities that we operated in 2021.

2 The kg CO2e / boe indicator considers gross oil and gas production (“wellhead”) in its denominator.

3 The kg CO2/CWT indicator was developed by Solomon Associates specifically for refineries and was adopted by the European Emissions Trading System (EU Emissions Trading System, EU ETS) and by CONCAWE (association of European oil refining and distribution companies and gas). A refinerys CWT (Complexity Weighted Tonne) considers the potential for GHG emissions, in equivalence to distillation, for each process unit. Thus, it is possible to compare emissions from refineries of various sizes and complexities. We monitor the kg CO2/CWT indicator, according to our original identity. We also monitor an adapted indicator: kg CO2e / CWT, to enable the inclusion of emissions from other GHG (for example methane), which, however, represents a small portion of our refining emissions.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Environment, Social and Governance	166

Our strategy also focuses on collaboration, and we have continued to partner with other companies and with the science, technology and innovation community. We highlight, for instance, our participation in the Oil & Gas Climate Initiative and our support for the World Bank’s “Zero Routine Flaring by 2030” initiative. The Connections for Innovation – Startups Module, conducted in partnership with SEBRAE, the Brazilian support service for micro and small entreprises and a non-profit private entity, included cabon reduction as a topic for both iterations in 2019 and 2020. The selected companies in 2020, Alfa Sense, Immer Messen and Energética Resíduos e Energia, will work in a cooperation agreement to achieve GHG emissions reductions in our operations. Pam Selective Membranes, which was one of the winning companies in the 2019 competition, is working on carbon capture technology.

In addition, we note that our Climate Change Supplement is available on our website at www.petrobras.com.br/ir, which details our contributions to reducing the carbon intensity of our energy supply and how we aim to remain competitive in an evolving context. The information available on our website is not and shall not be deemed to be incorporated by reference to this annual report.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Environment, Social and Governance	167

Social Responsibility

Human Rights

A commitment to human rights is key for the sustainability of our business. Several documents governing our activities detail our approach to human rights, as follows:

▪	Code of Ethical Conduct: addresses issues such as respect for diversity, equal opportunities, fair labor relations, health and safety assurance for workers and the right to free association.
▪	Guide to Ethical Conduct for Suppliers: reinforces that our suppliers must promote dignified and safe working conditions for their employees and combat child and slave labor, in addition to promoting diversity, gender and racial equality and the inclusion of people with disabilities.
▪	Human Rights Guidelines: direct our actions, as far as respect for human rights is concerned, in all the activities and regions where we operate and throughout the life cycle of our projects and operations.
▪	Human Resources Policy: states that we must provide employees with a good working environment that promotes diversity and relationships based on trust and respect, without tolerating any form of harassment or discrimination.
▪	Social Responsibility Policy: seeks to prevent and mitigate negative impacts on our direct activities, supply chain and partnerships. It is based on respect for human rights and seeks to combat discrimination in all its forms, setting forth standards related to social risk management, community relations and social investment present in the guidelines related to these subjects.
▪	Sustainability Report: our reported indicators and actions follow the Sustainable Development Goals outlined in the sustainability report: Correlation with Global Reporting Initiative (“GRI”) Indicators, Sustainable Development Goals (“SDGs”) and Global Compact Principles. We use the IPIECA Oil and Gas Industry Guide for Voluntary Reporting as a supplementary reporting methodology.

Our respect and defense of human rights commitments are also evident through initiatives in favor of gender equity, racial equality, and the protection of early childhood. We list below our main human rights initiatives.

In 2021, we once more secured recognition in the 2021 UN Women’s Empowerment Principles (“WEPs”) Brazil Award, which is organized by a partnership between UN Women, the International Labor Organization, and the European Union, geared towards companies promoting gender equity and women’s empowerment. In 2021, we also won the 6th Seal of the Federal Government's Pro-Gender and Race Equality Program.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Environment, Social and Governance	168

We also promote a commitment to human rights in our supply chain. Each year, the most distinguished suppliers are awarded with "Prêmio Melhores Fornecedores da Petrobras" (“Award for Best Petrobras Suppliers”).

The 4th Edition of the Best Suppliers Award in 2021 included the Human Rights Emphasis in the ESG Category, with the following themes:

▪	Diversity and Inclusion;
▪	Fight against prejudice, discrimination, and harassment;
▪	Eradication of child labor;
▪	Eradication of slave labor, or practices similar to slavery;
▪	Confronting the sexual exploitation of children and adolescents.

In May 2021, we launched a public selection of socio-environmental projects. Until 2024, we will allocate approximately US$7.3 million for initiatives that will be developed within strategic themes for the business and in communities neighboring its operations, covering 57 municipalities in the states of Espírito Santo, Rio de Janeiro, São Paulo, Paraná, and Santa Catarina. Of the total amount to be invested, approximately US$2.5 million will be directed to social projects with incentives, i.e., supported by the Sports and Culture Incentive Law of the State of Rio de Janeiro (State Law No. 8,266/2018). In this selection process, 23 new projects were considered in the four lines of action of the Petrobras Socio-environmental Program - Education, Sustainable Economic Development, Climate (now called Forest) and Ocean.

These initiatives will contribute to overcoming sustainability challenges related to our business, including the transition to a low-carbon energy matrix. Projects were selected in 2021 from several ocean-related proposals that work with endangered marine species and important coastal ecosystems such as Guanabara Bay in Rio de Janeiro, and the coasts of the states of São Paulo, Paraná and Santa Catarina. In the climate line of action, now called Forest, the selected projects aim to contribute to the sustainability of the business insofar as they work to reverse the environmental degradation processes in watersheds that are critical for the units and for the environment, as well as in sensitive ecosystems such as mangroves.

All these climate projects have among their goals the conservation and/or recovery of the environments in which they operate, promoting carbon sequestration and contributing to reduce emissions. Additionally, both the projects selected in the Climate and Ocean performance lines work in areas covered by Petrobras units, contributing to biodiversity conservation and, therefore, also positively related to this sustainability commitment.

To ensure respect for human rights, our business strategies are guided by our Human Rights Guidelines, which are recognized nationally and internationally in all regions where we operate and throughout the life cycle of our projects and operations. Our human rights operations follow the United Nations’ Guiding Principles on Business and human rights and are structured along four axis: People Management, Community Relations, Engagement with the Supplier and Partner Chain, and Due Diligence in human rights. Each axis describes the processes from which we aim to ensure the incorporation of respect for human rights in all areas of our business and in our relations with our stakeholders, as well as to identify potential risks of human rights violations related to operations, products, or services we provide, and to remedy the impacts we cause.

Regarding the support given to projects through the Petrobras Socio-Environmental Program, we consider that actions aimed at the promotion of human rights are a high value attribute. Human rights are a transversal theme of the Program, as it can be applied to all projects in relation to its main theme, to expand the scope and potential for transformation of the Program. The projects that carry out affirmative action to promote Gender Equity, Racial Equality, and Inclusion of People with Disabilities must demonstrate the association between their actions and the expected results.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Environment, Social and Governance	169

Across all our activities, we carry out social risk assessments to identify and mitigate potential human rights impacts to communities or within supply chain activities. These assessments lead to recommendations including the review of emergency response plans through the lens of community relationships, monitoring of community occurrences and complaints, disclosure of projects and operational activities, and the inclusion of social responsibility clauses in service contracts, among others.

In January 2021, the Petrobras Human Rights Commission was established, enlisting 20 areas of the company. The Commission is responsible for implementing the Human Rights agenda, set by Petrobras Human Rights Guidelines, ensuring that this agenda is broadly and transversally integrated into our business.

The Human Rights Commission is divided into three subcommissions: Human Rights Training, Diversity and Inclusion and Human Rights Due Diligence.

In June 2021, we approved an action plan with an annual average of 70 actions to be implemented until 2025. Our Human Rights Action Plan is monitored periodically by the ESG Corporate Forum and HSE committee of the Board of Directors.

As a result, we were one of the 12 companies selected by the UN Global Compact Network Brazil to include a case related to Human Rights in the UN Human Rights Guiding Principles publication which celebrated its tenth anniversary in 2021. The case "Integration of the agenda of respect for Human Rights in Petrobras' Business" was evaluated in the Public Commitment category.

Community Relationship

We are committed to maintaining a long-term community relationship based on dialogue and transparency. To achieve this, we seek to understand the dynamics of the communities that neighbor the sites where we operate and to develop relationship plans which we monitor and evaluate.

We foster collaborations to strengthen ties, promote networking, and generate mutual benefits while respecting the social, environmental, territorial, and cultural rights of communities. We promote committees, meetings, lectures, visits and investment in social and environmental programs and projects, which aligns with the objectives of our business and contributes to the conservation of the environment and improvement of the living conditions of the communities where we operate.

In 2021, our community relationship activities carried out 193 interactions in communities, including online meetings with community leaders through community committees, visits, and events.

We have also incorporated guidelines in our decision-making process related to capital investment projects, including social risk analysis and human rights violations performed by a multidisciplinary group. In 2021, 28 new risk assessments were required to support projects passing through formal planning procedures.

Additionally, we strengthened our work with communities, civil society organizations, the public sector and universities through the Petrobras Socio-Environmental Program. This initiative contributes to environmental conservation and the improvement of living conditions where we operate. The program is aligned with our social responsibility policy, which seeks to provide energy, respect human rights and the environment, responsibly manage our relationship with communities, and overcome sustainability challenges. Our portfolio included 94 projects in 2021.

In 2021, investments and donations directly transferred to society via social and environmental projects totaled US$33.9 million compared to US$22.2 million in 2020. We invested US$15.9 million in social and environmental projects while donations grew significantly during 2021, amounting to a total of US$18.0 million as a result of contributions to society related to the Covid-19 pandemic.

Additionally, in order to align our social performance with those practiced by the industry while recognizing the importance of helping those who became even more vulnerable during the pandemic, we launched a program to support families in socially vulnerable situations in September 2021. This social program will last 15 months and aims to help ensure that vulnerable families neighboring the sites where we operate have access to essential resources, especially food and cooking gas, or more specifically, LPG. The program amounts to US$53.8 million (of which US$4.8 million was spent during 2021) and will last until December 2022.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Environment, Social and Governance	170

Our Responses to the Covid-19 Pandemic

Employee and suppliers’s health

The outbreak of the Covid-19 pandemic and the measures necessary to contain the virus transformed 2020 and 2021 into unprecedented years. In line with our commitment to health and safety, we are engaged in the effort to mitigate the effects of the Covid-19 pandemic, the largest in the last century.

Our core operational activities during the Covid-19 pandemic were not interrupted and were carried out consistently and in accordance with the strictest standards of safety and health, in full compliance with guidelines provided by the responsible health agencies and current scientific findings.

Per the pandemic Decree issued by the World Health Organization, we have internally established an Organizational Response Structure (“EOR”), based on the Incident Command System (“ICS”) management tool. This temporary structure, composed of many of our internal professionals, guided, in a uniform manner, all our actions to prevent and combat the advance of Covid-19 and mitigate its consequences on all possible fronts.

We acted quickly and adopted a series of measures to preserve the health of our employees in the operational and administrative areas. These initiatives are in line with the recommendations from the World Health Organization and the Ministry of Health and aim to contribute to efforts to mitigate the risks of the disease. Preventative measures were adopted, such as:

(i) extensive testing, including carrying out more than 631,843 tests in our workforce by December 2021; (ii) pre-shipment and preshift health monitoring, reinforcement in hygiene measures, distance and mandatory mask use at the units; (iii) reducing the number of personnel aboard platforms, rigs and other vessels to what is necessary for the safe operation of each unit; (iv) intensification of the inspection of compliance with the prevention rules in all operational units offshore or onshore, with audits at all units and immediate correction of any deviations; (v) extension of remote work for all activities that can be carried out remotely; (vi) awareness and orientation actions for employees and contractors about individual care; and (vii) health monitoring and access to telemedicine services.

All employees and contractors were instructed to report any symptoms immediately. We provide specific communication channels (24-hour call center and e-mail), as well as an online form for self-reporting suspected Covid-19 symptoms, to be completed weekly. We monitor suspected cases and their contacts from the first report, taking all preventive measures to avoid contagion, guiding employees and contractors and applying RT-PCR (Protein Transcriptase Reverse Chain Reaction) tests when indicated by the health team. We also provide our employees with medical service, including telemedicine 24 hours a day, seven days a week.

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

In order to ensure that the best practices are also adopted by our suppliers, we monitor the practices and measures related to the prevention of Covid-19 in our charted units, ships and contracted teams to ensure legal compliance with our protocols.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Environment, Social and Governance	171

In the second half of 2021, as the Covid-19 cases were consistently declining in Brazil, we decided to begin our return to in-person work. Leading by example, our Board of Directors and high-ranking officers returned to the office in August 2021. For our administrative workforce, we have a permanent model (voluntary adhesion) of remote work up to three days a week. The return to in-person work and the actual application of this model, has been implemented in waves since October 2021, according to the context of the Covid-19 pandemic.

To this end, we implemented several health safety measures in our administrative and operational facilities, such as (i) reinforcement of cleaning routines; (ii) installation of touchless drinking fountains; (iii) distribution of thermos bottles for personal use and PFF-2 masks for employees; (iv) development and deployment of technologies for pandemic safety.

In December 2021, 96.9% of our workers were fully immunized (having had at least two doses of vaccines requiring a two-dose regimen or one dose of vaccines requiring only a single-dose).

These efforts have allowed the continuity of our operational activities that ensure the provision of essential goods and services, while always preserving the safety and health of all of our employees.

Contributions to Society

In 2021, we supported governmental or non-profit institutions in responding to the emergency situation resulting from the Covid-19 pandemic through mobilization of resources and various donations towards social and health initiatives, mainly aimed at the existing communities in the scope of our business. The communication channels we traditionally use in such communities continued to publicize our solidarity campaigns, as well as health information to combat Covid-19.

Additionally, in 2021, Cenpes had a relevant role in our efforts to combat and mitigate the effects caused by Covid-19. At our research center, our scientists and technicians led an effort to return oxygen cylinders to suppliers in order to make them available to help fight the Covid-19 pandemic, resulting in the return of 900 oxygen cylinders throughout 2021, contributing to the increased availability of oxygen cylinders in our country.

Our scientists also used their expertise to study and develop, in a very short time, technical specifications for the acquisition of micro plants for the production of oxygen. We purchased and donated 12 micro-oxygen plants to states in which we have operating units and had high rates of Covid-19 infection and mortality. Each micro plant had the capacity to produce 25 m³/h, a volume that can supply oxygen to 100 hospital beds, 21% of which are in the intensive treatment unit, which represents up to 80% of a hospital's consumption, depending on the size of the unit. These plants were donated as part of a set of actions we led to help society fight the Covid-19 pandemic.

Our 2021 financial contributions to projects to combat the Covid-19 pandemic by way of donating fuel, oxygen cylinders, micro-oxygen plants, food baskets, medicine kits and LPG cylinders totaled US$18 million for the year ended December 31, 2021.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Environment, Social and Governance	172

Corporate Governance

Good corporate governance and compliance practices are a pillar of support for our business. In recent years, we have made significant advances in our corporate governance and in our integrity, compliance and internal controls systems. We have also adopted rigorous ethics and integrity standards through initiatives that reinforce our purpose, values, and commitment to continuous improvement and alignment with the best market practices.

Our corporate governance model has a set of rules and procedures that seek to ensure that our decisions are aligned with good governance:

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Environment, Social and Governance	173

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

Regarding our decision-making process, our Bylaws define the board advisory committees that review all matters submitted to the Board of Directors prior to a decision. Additionally, in order to ensure transparency in our most relevant decisions, we use a shared authorization model, where at least two people must come to a decision (the four-eyes principle).

Our whistleblower channel is an independent, confidential and impartial tool. It is available to our external and internal audiences and our controlled companies to register denouncements of fraud, corruption, money laundering, harassment, discrimination, HSE and other issues.

We also made continuous efforts and moved forward on this issue by approving our Code of Ethical Conduct and the Ethical Conduct Guide for Suppliers that contributed to our return to the World Economic Forum’s Partnership Against Corruption Initiative (“PACI”).

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Environment, Social and Governance	174

GOVERNANCE STRUCTURE

Setting strategies and monitoring its execution.
GENERAL SHAREHOLDERS' MEETING
FISCAL COUNCIL
BOARD OF DIRECTORS
BOARD COMMITTEES
A B C
D E F
AUDITING
OMBUDSMAN
CEO
BOARD OF EXECUTIVE OFFICERS
EXECUTIVE OFFICERS
Proposition and execution of strategies. Management and supervision of operations.
STATUTORY TECHNICAL COMMITTEES
1 2 3 4 5
6 7 8 9
ADVISORY OR DELIBERATIVE COMMITTEES*
* THE EXECUTIVE BOARD MAY CREATE ADVISORY OR DELIBERATIVE COMMITTEES ACCORDING TO THE RELEVANCE OF TOPICS AND SUBJECTS.
Statutory board committees:
A Investment
B Audit
C Health, Safety and Environment
D People
E Minority
F Audit of the Petrobras Conglomerate
Statutory technical committees:
1 Production Development
2 Exploration and Production
3 Refining and Natural Gas
4 Financial and Investor Relations
5 Trading and Logistics
6 Governance and Compliance
7 Institutional Relations and Sustainability
8 Digital Transformation and Innovation
9 Investment and Divestment

Our Code of Best Practices gathers our main governance policies and aims to improve and strengthen our governance mechanisms, guiding the performance of our directors, executive officers, managers, employees and collaborators.

Our Code of Best Practices

We have a Code of Best Practices, which is an instrument approved by our Board of Directors that brings together our main governance policies (available on our website), as listed here:

- Relevant Act or Fact Disclosure and Negotiation of Securities Policy
- Appointment Policy for Members of Senior Management and Fiscal Council
- Compliance Policy
- Communication and Relations Policy
- Business Risk Management Policy
- Petrobras' Related Party Transactions Policy
- Ombudsman Policy
- Corporate Governance Policy
- Dividend Policy
- Indemnity Commitment Application and Governance Policy

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Environment, Social and Governance	175

Major Recognition

In 2021, we rejoined the Brazilian Institute of Corporate Governance (“IBGC”). We were a member of IBGC from 2002 to 2015 and we rejoined after having implemented several improvements in our governance and adoption of compliance measures.

This return ratifies our commitment to the continuous improvement of our processes and internal controls, as well as our alignment with the market's best corporate governance practices and our commitment to redeem and reinforce our corporate values: respect for life, people and the environment; ethics and transparency; overcoming and trust; market orientation and results. We continue to strengthen our governance, in line with the best market practices, with the objectives defined in our Strategic Plan, and with the applicable legislation and regulations.

We also received, for the fifth time in a row, the certification in the Governance Indicator of the Secretariat for Coordination and Governance of State-Owned Companies (“IG-Sest”), of the Ministry of the Economy, achieving their best level, Level 1, which shows our high degree of excellence in corporate governance.

This certification, besides acknowledging our advances in recent years, is an opportunity to assess our processes at a new level of quality and reaffirm our commitment to the continuous improvement of our corporate governance.

In 2021, we reached 94% adherence to the Brazilian Code of Corporate Governance (“CBGC”). According to the latest survey released by the IBGC, the degree of adherence of companies in the market averaged 58.7% in 2021.

We believe that the results we have achieved prove the recognition of the market and control bodies regarding the improvement of our culture of integrity and of our governance mechanisms. We believe that a high degree of integrity reinforces our reputation among our stakeholders and, consequently, within society as a whole.

As a result of our efforts and initiatives in the environmental, social and governance sectors, in 2021, we once again were listed on the Dow Jones Sustainability Index World (“DJSI World”) of S&P Global’s Corporate Sustainability Assessment. We received the highest score in the Materiality, Environmental Report, Water-Related Risks and Social Report criteria. We also stood out in the criteria of Climate Change, Operational Eco-efficiency, Corporate Citizenship and Philanthropy, Labor Practices and Social Impact in the Community. We had left the index in 2015 and this result was great recognition of our progress.

Shareholders’ Meeting

The shareholders’ meetings must take place on an ordinary or extraordinary basis. An ordinary shareholders’ meeting must take place once a year in order to: (i) examine the administrators' account, examine, discuss and vote on the financial statements; (ii) decide on the allocation of net profit for the year and the distribution of dividends; and (iii) elect the members of the Board of Directors and Fiscal Council. In addition to the matters provided for by law, an extraordinary shareholders’ meeting must take place if called to decide on matters of our best interest, as defined in our Bylaws.

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Environment, Social and Governance	176

The table below briefly describes the significant differences between our corporate governance practices and the NYSE corporate governance rules.

Section	New York Stock Exchange Corporate Governance Rules for U.S. Domestic Issuers	Our Practices
Director Independence
303A.01	Listed companies must have a majority of independent directors. “Controlled companies” are not required to comply with this requirement.	We are a controlled company because more than a majority of our voting capital (at least 50% plus one share) is controlled by the Brazilian federal government. As a controlled company, we would not be required to comply with the majority of independent directors requirement if it were a U.S. domestic issuer. According to our Bylaws, we are required to have at least 40% of independent directors.
303A.03	The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	Except for our CEO (who is also a director), all of our directors are non-management directors. The regulation of our Board of Directors provides that if a particular matter may represent a conflict of interests, the CEO must recuse himself from the meeting, which will continue without his presence. Additionally, the board’s regulation also establishes a regular executive session for our Board of Directors matters without management.
Nominating/Corporate governance committee
303A.04	Listed companies must have a nominating/ corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.

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

As a controlled company, we are not required to comply with the compensation committee requirement.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Environment, Social and Governance	177

Section	New York Stock Exchange Corporate Governance Rules for U.S. Domestic Issuers	Our Practices
Audit committee
303A.06 303A.07	Generally, listed companies must have an audit committee with a minimum of three independent directors that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties. However, pursuant to Exchange Act Rule 10A-3(c)(3), a foreign private issuer is not required to have an audit committee equivalent to or comparable with a U.S. audit committee if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets the requirements that (i) it be separate from the full board, (ii) its members not be elected by management, (iii) no executive officer be a member of the body, and (iv) home country legal or listing provisions set forth standards for the independence of the members of the body.	Our audit committee is a statutory advisory committee to our Board of Directors and satisfies the exemption set forth in Rule 10A-3(c)(3) under the Exchange Act. See “Management and Employees–Audit Committee” for a description of our audit committee. Our audit committee has a written charter that sets forth its responsibilities that include, among other things: (i) assess the independent auditor's qualifications and independence, and the performance of the independent audit functions, (ii) assuring legal and regulatory compliance, including with respect to internal controls, compliance procedures and ethics, and (iii) monitoring our financial position, especially as to risks, internal auditing work and financial disclosure; (iv) carry out prior analysis of transactions with related parties that meet the criteria established in the Related Party Transactions Policy, approved by our Board of Directors.
Equity Compensation Plans
303A.08	Shareholders must have the opportunity to vote for compensation plans through shares and material reviews, with limited exceptions as set forth by the NYSE’s rules.	Under Brazilian Corporate Law, shareholder approval is required for the adoption and revision of any equity compensation plans. We do not currently have any equity compensation plans.
Corporate Governance Guidelines
303A.09	Listed companies must adopt and disclose corporate governance guidelines.

We have a set of Corporate Governance Guidelines (Diretrizes de Governança Corporativa) that address general ombudsman qualification standards, responsibilities, composition, appraisals and access to information by the management. The guidelines do not reflect the independence requirements set forth in Sections 303A.01 and 303A.02 of the NYSE rules. Certain portions of the guidelines, including the responsibilities and compensation sections, are not discussed with the same level of detail set forth in the commentaries to the NYSE rules. The guidelines are available on our website at www.petrobras.com.br/ir. The information available on our website is not and shall not be deemed to be incorporated by reference to this annual report.

We also have a Corporate Governance Policy, approved by our Board of Directors, which establishes our governance principles and guidelines. This policy applies to our company and our affiliates, pursuant to Article 16 of our Bylaws.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Environment, Social and Governance	178

Section	New York Stock Exchange Corporate Governance Rules for U.S. Domestic Issuers	Our Practices
Code of Ethics for Directors, Officers and Employees
303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

We have a Code of Ethical Conduct (Código de Conduta Ética), applicable to the members of the Board of Directors and its advisory committees, members of the Fiscal Council, members of the Executive Board, employees, interns, service providers and anyone acting on our behalf (“collaborators”), including its subsidiaries in Brazil and abroad, and a Code of Best Practices (Código de Boas Práticas) applicable to our directors, executive officers, senior management, employees and collaborators. No waivers of the provisions of the Code of Ethical Conduct or the Code of Best Practices are permitted. These documents are available on our website at www.petrobras.com.br/ir. The information available on our website is not and shall not be deemed to be incorporated by reference to this annual report.

Certification Requirements
303A.12	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	Our CEO will promptly notify the NYSE in writing if any executive officer becomes aware of any material noncompliance with any applicable provisions of the NYSE corporate governance rules.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Operating and Financial Review and Prospects

14
11
31
29
22
27

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Operating and Financial Review and Prospects	180

Consolidated Financial Performance

We achieved net income of US$19.9 billion, cash provided by operating activities of US$37.8 billion, a Free Cash Flow (a non-GAAP measure defined below) of US$31.5 billion and Adjusted EBITDA (a non-GAAP measure defined below) of US$43.6 billion.

Operating income in 2021 was US$37.6 billion, 273% higher than 2020 primarily due to higher Brent prices, which increased 70% year-over-year. This result was also influenced by higher sales of oil products in the domestic market, with higher margins for diesel and gasoline. On the other hand, in 2021 there were lower oil exports volumes, higher LNG acquisition costs and losses with health care plan actuarial review (such losses were related to a partial reversal of a gain obtained in 2020, when there was a reduction of our payments to the plan). Net income attributable to our shareholders was US$19.9 billion in 2021, an 1,642% increase compared to US$1.1 billion in 2020, mainly as a result of higher Brent prices and reversal of impairment in 2021 as compared to impairment expenses in 2020.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

▪	the volume of crude oil, oil products and natural gas we produce and sell;
▪	changes in international prices of crude oil and oil products (denominated in U.S. dollars);
▪	changes in the domestic prices of oil products (denominated in reais);
▪	fluctuations in the real vs. U.S. dollar exchange rates and other currencies, as disclosed in Note 36.3(c) to our audited consolidated financial statements;
▪	the demand for oil products in Brazil;
▪	the recoverable amounts of assets for impairment testing purposes; and
▪	the amount of production taxes from our operations that we are required to pay.

CONSOLIDATED STATEMENT OF INCOME

	As reported (US$ million)
	Jan-Dec		Variation
	2021	2020	▲	▲ (%)
Sales revenues	83,966	53,683	30,283	56.4
Cost of sales	(43,164)	(29,195)	(13,969)	(47.8)
Gross profit	40,802	24,488	16,314	66.6
Selling expenses	(4,229)	(4,884)	655	13.4
General and administrative expenses	(1,176)	(1,090)	(86)	(7.9)
Exploration costs	(687)	(803)	116	14.4
Research and development expenses	(563)	(355)	(208)	(58.6)
Other taxes	(406)	(952)	546	57.4
Impairment of assets	3,190	(7,339)	10,529	143.5
Other income and expenses	653	998	(345)	(34.6)
Operating income	37,584	10,063	27,521	273.5
Net finance expense	(10,966)	(9,630)	(1,336)	(13.9)
Results of equity-accounted investments	1,607	(659)	2,266	343.9
Net income (loss) before income taxes	28,225	(226)	28,451	12,588.9
Income taxes	(8,239)	1,174	(9,413)	(801.8)
Net income for the year	19,986	948	19,038	2,008.2

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Operating and Financial Review and Prospects	181

Exchange rate and variation impacts
As we are a Brazilian company and most of our operations are carried out in Brazil, we prepare our financial statements primarily in reais, which is our functional currency and that of all of our Brazilian subsidiaries. We also have entities that operate outside Brazil, the functional currency of which is the U.S. dollar. We have selected the U.S. dollar as our presentation currency in this annual report to facilitate the comparison with other oil and gas companies. We have used criteria set forth in IAS 21 – “The effects of changes in foreign exchange rates” to translate the consolidated financial statements from reais into U.S. dollars. Based on IAS 21, we have translated (i) all assets and liabilities into U.S. dollars at the exchange rate as of the date of the statement of financial position; (ii) all accounts in the statements of income, other comprehensive income and cash flows using the average exchange rates prevailing during the relevant period and (iii) equity items at the exchange rates prevailing at the respective transactions dates.
For more information regarding our functional and presentation currency, see “About Us” and Note 2.3 to our consolidated financial statements. EXCHANGE AND INFLATION RATES
	2021	2020	2019
Year-end exchange rate (reais/US$)	5.58	5.20	4.03
Appreciation (depreciation) during the year(1)	(7.4%)	(28.9%)	(4.1)%
Average exchange rate for the year (reais/US$)	5.40	5.16	3.95
Appreciation (depreciation) during the year(2)	(4.7%)	(30.7%)	(8.2)%
Inflation rate (IPCA)	10.06%	4.52%	4.31%
(1) Based on year-end exchange rate. (2) Based on average exchange rate for the year.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Operating and Financial Review and Prospects	182

From January 1, 2022 to March 29, 2022, the real appreciated 14.9% against the U.S. dollar.

Most of our export revenues are denominated in U.S. dollars and our domestic sales are also indirectly linked to the U.S. dollar due to our current policy to generally seek to maintain parity with international product price. Therefore, the devaluation of the real is generally favorable to our results as the positive impact in revenues is higher than the negative impact on operating costs, the majority of which are denominated in Brazilian reais.

Exchange rate fluctuations may affect the results of variables such as the following:

▪  Margins: The relative pace at which our total revenues and expenses in reais increase or decrease as a result of exchange rate fluctuations, and its impact on our margins, is affected by our pricing policy in Brazil. Absent changes in the international prices of crude oil, oil products and natural gas, when the real appreciates against the U.S. dollar, and we do not adjust our prices in Brazil, our margins increase. On the other hand, absent changes in the international prices of crude oil, oil products and natural gas, when the real depreciates against the U.S. dollar and we do not adjust our prices in Brazil, our margins decline. For further information on our prices and recent developments in our pricing policies, see “Sales Volumes and Prices” in this section.

▪  Debt service: The depreciation of the real against the U.S. dollar also increases our debt service expenses in reais, as the amount of reais necessary to pay principal and interest on foreign currency debt increases with the depreciation of the real. As our Debt denominated in other currencies increases, the negative impact of a depreciation of the real on our results and net income when expressed in reais also increases, thereby reducing earnings available for distribution.

▪  Retained earnings available for distribution: Exchange rate variation also affects the amount of retained earnings available for distribution by us when expressed in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records are calculated in reais and prepared in accordance with IFRS. They may increase or decrease when expressed in U.S. dollars as the real appreciates or depreciates against the U.S. dollar.

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

For more information about our cash flow hedge, see Notes 4.8 and 36.3(a) to our audited consolidated financial statements.

For information about our related foreign exchange exposure related, see “Liquidity and Capital Resources – Exposure to Interest Rate and Exchange Rate Risk” in this section.

For more information about our foreign exchange exposure related to assets and liabilities, see Note 36.3(c) to our audited consolidated financial statements.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Operating and Financial Review and Prospects	183

Sales Revenues

In 2021, sales revenues increased 56% compared to 2020, reaching US$83,966 million, due to the 70% increase in Brent price and the increase in demand in the domestic market, mainly due to the economic recovery after the height of the Covid-19 pandemic. An additional factor was the increase in sales of natural gas and electricity, as a result of the increase in thermoelectric generation in 2021 and industrial demand recovery.

Sales volumes and prices

As a vertically integrated company, we process most of our crude oil production in our refineries and sell the refined oil products primarily in the Brazilian market. Therefore, the price of oil products in Brazil has a significant impact on our financial results. International oil product prices vary over time as the result of many factors, including the price of crude oil. We seek to sell our products in Brazil at par with international product prices, when possible. The average price of Brent Crude Oil, as reported by Bloomberg, was US$71 per barrel in 2021, US$42 per barrel in 2020 and US$64 per barrel in 2019. As of December 31, 2021, the Brent Crude Oil price was US$77 per barrel.

Consolidated sales revenues were US$83,966 million in 2021 compared to US$53,683 million in 2020, primarily due to:

▪  An increase of US$29,742 million due to increased margins explained primarily by higher oil products prices;

▪  An increase of US$541 million due to higher oil products volumes sold.

	For the year ended December 31
	2021			2020			2019
	Volume (mbbl, except as otherwise noted)	Net Average Price (US$)(1)	Sales Revenues (US$ million)	Volume (mbbl, except as otherwise noted)	Net Average Price (US$)(1)	Sales Revenues (US$ million)	Volume (mbbl, except as otherwise noted)	Net Average Price (US$)(1)	Sales Revenues (US$ million)
Diesel(1)	292,488	82.86	24,236	251,400	55.39	13,924	264,462	87.00	23,007
Automotive gasoline	149,132	79.86	11,910	125,536	50.29	6,313	137,928	71.12	9,810
Fuel oil (including bunker fuel)	22,125	80.23	1,775	14,669	54.20	795	14,408	71.21	1,026
Naphtha	25,020	67.91	1,699	42,544	39.82	1,694	29,942	55.74	1,669
Liquefied petroleum gas	83,320	53.90	4,491	86,170	39.26	3,383	83,486	49.82	4,159
Jet fuel	27,184	83.54	2,271	21,887	66.48	1,455	43,528	88.04	3,832
Other oil products	59,892	71.14	4,261	66,470	40.80	2,712	60,453	56.41	3,410
Subtotal oil products	659,161	76.83	50,643	608,676	49.74	30,276	634,207	73.97	46,913
Natural gas (boe)	128,504	45.79	5,884	106,890	34.14	3,649	127,583	46.47	5,929
Oil	8,789	76.35	671	1,279	37.53	48	-	-	-
Ethanol, nitrogen products, renewables and other non-oil products	1,422	28.13	40	1,620	36.42	59	2,621	93.48	245
Electricity, services and others	—	—	3,953	—	—	2,302	—	—	2,907
Total Brazilian market	797,876	—	61,191	718,465	—	36,334	764,411	—	55,994
Exports	296,055	72.59	21,491	350,090	45.55	15,945	268,344	67.39	18,085
International sales	16,888	76.03	1,284	31,190	45.02	1,404	36,885	68.05	2,510
Total global market	312,943	—	22,775	381,280	—	17,349	305,229	—	20,595
CONSOLIDATED SALES REVENUES	1,110,819	—	83,966	1,099,745	—	53,683	1,069,640	—	76,589
(1) Net average price calculated by dividing sales revenues by the volume for the year.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Operating and Financial Review and Prospects	184

Cost of Sales

In 2021, the cost of sales increased 48%, reaching US$43,164 million, mainly reflecting higher import costs, as a result of higher volumes of oil, oil products and natural gas and higher Brent and LNG purchase prices. It is worth highlighting the higher share of LNG in our total natural gas purchases following the 188% increase in LNG import volumes to meet higher demand, alongside the 214% increase in acquisition costs.

Selling Expenses

Selling expenses were US$4,229 million in 2021, a decrease of 13.4% compared to US$4,884 million in 2020, mainly due to lower freight prices and lower volumes of exports.

General and Administrative Expenses

General and administrative expenses were US$1,176 million in 2021, an increase of 7.9% compared to US$1,090 million in 2020, mainly reflecting, the enactment of Legislative Decree No. 26/2021, on the date of its publication, which suspended the effects of CGPAR Resolution No. 23/2018, which had established a parity limit for the cost of the health care benefit between state-owned enterprises and employees 50% by us and 50% by the participants). Considering the conditions that we and the labor unions established in the collective agreement 2020-2022, the participation that, as of January 2022, would have been in the proportion of 50% between us and the participants, will remain 60% of the expenses covered by us and the remaining 40% by the participants. As a result of this change, the actuarial liability of the health care plan was remeasured, resulting in an expense of US$ 58 million presented as General and Administrative Expenses in 2021 as compared to a gain of US$ 237 million in 2020. This effect was partially compensated by the reduction in the headcount.

Exploration Costs

Exploration costs were US$687 million in 2021, a 14.4% decrease when compared to US$803 million in 2020, mainly due to less exploratory costs due to fewer dry wells, partially compensated by higher costs related to geology and geophysics.

Impairment of Assets

We recognized impairment reversals in the amount of US$3,190 million in 2021, a US$10,529 million positive variation compared to the impairment losses of US$7,339 million in 2020.

This positive variation was mainly in oil and gas producing properties in Brazil (a US$3,373 million impairment reversal in 2021 compared to a US$7,316 million impairment loss in 2020). This result reflects the revision of the key assumptions of the Strategic Plans in 2021 and 2020, especially the increase in average Brent prices in 2021 and the decrease in average Brent prices, as well as the economic slowdown and reduction on demand for oil and oil products, in 2020.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Operating and Financial Review and Prospects	185

Other Income and Expenses

Other operating income was US$653 million in 2021, 34.6% lower than 2020 (US$998 million), mainly due to:

▪	higher expenses with pension and medical benefits (a US$1,467 million expense in 2021 compared to a US$889 million income in 2020), mainly due to a US$616 million expense in 2021 relating to the remeasurement of the actuarial liability of the health care plan for retired participants with the suspension of CGPAR Resolution No. 23/2018, compared to a US$1,808 million income in 2020, which resulted from the remeasurement of the actuarial liability of the health care plan following the approval of the reduction of our participation in the expenses of the plan in the Collective Labor Agreement (“ACT”) for 2020-2022;
▪	lower income from the recovery of taxes (a US$561 million income in 2021 compared to a US$1,580 income in 2020), primarily due to the effects of the favorable court decisions in relation to the exclusion of ICMS (VAT tax) from the PIS/COFINs tax base (US$507 million in 2021 compared to US$1,516 in 2020);
▪	expenses resulting from equalization of expenses agreements with partners in production individualization agreements in 2021 as compared to income in 2020 (a US$74 million expense in 2021 compared to a US$701 million income in 2020). The income recognized in 2020 was primarily a result of the Agreements for the Equalization of Expenses and Volumes (“AEGV”) signed with the Company’s E&P consortium partners in the shared deposits of Tupi, Sépia and Atapu on April 30, 2020, which resulted in gains of US$725 million;
▪	higher expenses related to legal, administrative and arbitration proceedings (a US$740 million expense in 2021 compared to a US$493 million expense in 2020) , mainly due to: i) increased provision for losses on civil litigation involving contractual matters; and ii) expenses related to the lawsuit for environmental damage occurred in Santa Catarina – Paraná oil pipeline, due to the approval of the agreement, in October 2021, aiming to terminate the case;
▪	higher income from agreements related to the assumption of interest in concessions (a US$363 million income in 2021 compared to a US$84 million income in 2020), mainly relating to six blocks in the State of Amapá (a US$287 million income) and Potiguar Basin (a US$65 million income);
▪	a US$99 million reversal of costs related to the decommissioning of returned/abandoned areas in 2021, compared to a US$342 million expense in 2020, due to the update, in 2021, of the 2022-2026 Strategic Plan assumptions (mainly resulting from higher forecasted Brent prices), and to the sales of concessions in 2021 (resulting in the write-off of the related provisions), compared to the update, in 2020, of the 2021-2025 Strategic Plan assumptions (mainly related to the anticipation of timing the abandonments in Tupi, Marlim Sul, Roncador and Jubarte fields);
▪	income from the co-participation agreements related to the Búzios concession signed in 2021 (a US$631 million income in 2021, with no effect in 2020);
▪	a reversal of provisions related to Voluntary Severance Programs in 2021 (a US$11 million income in 2021 compared to a US$1,017 million expense in 2020), due to the higher number of enrollments in 2020 and to the revision in the provisions in 2021; and
▪	higher income from disposals and write-offs of assets and on remeasurement of investment retained with loss of control (a US$1,941 million income in 2021 compared to a US$499 million income in 2020). In 2021, the income primarily relates to the contingent payment to us following the approval by the ANP of the individualization agreement in Bacalhau field (a US$950 million income) and to the sale of Mataripe Refinery (“RLAM”) (a US$574 million income), while in 2020 the income primarily relates to the sale of our interest in Liquigás Distribuidora S.A. (US$531 million)

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Operating and Financial Review and Prospects	186

Net Finance Income (Expense)

Net finance expense was US$10,966 million in 2021, a 13.7% increase when compared to US$9,630 million in 2020, mainly due to:

▪	foreign exchange losses of US$ 2,737 million in 2021, as compared to US$ 1,363 million losses in 2020 reflecting a 7.3% devaluation of the real/US$ exchange rate in 2021 (2021: R$ 5.58/US$, 2020: R$ 5.20/US$, 2019: R$ 4.09/US$) which applied to a higher average net liability exposure to the US$ during 2021 than in 2020 ;
▪	recoverable taxes inflation indexation income of US$ 518 million in 2021, as compared to US$ 1,807 million in 2020, mainly due to lower income from the recovery of taxes related to the exclusion of ICMS tax from the PIS/COFIN tax calculation in 2021 as compared to 2020; and
▪	the above factors were partially offset by lower interest on finance debt of US$ 2,870 million in 2021, as compared to US$ 3,595 million in 2020, due to a decrease in the amount of our debt.

Results in equity-accounted investments

We had a gain in equity-accounted investments of US$1,607 million in 2021, compared to loss of US$659 million in 2020. This positive variation was mainly due to the investment in BR Distribuidora, which presented a US$404 million impairment reversal in 2021, compared to a US$144 million impairment loss in 2020, and to the increase of the value of our equity in Braskem due to its positive operating results.

Income Taxes

Income tax was an expense of US$8,239 million in 2021, compared to a benefit of US$1,174 million in 2020, mainly due to:

▪	(i) higher net income before income taxes (US$28,225 million of income in 2021 compared to a US$226 million loss in 2020)
▪	(ii) higher post-employment benefits, which is a non-deductible expense (US$802 million expense in 2021 compared to a US$ 559 million gain in 2020), mainly due to the remeasurement in the health care and pension plans which occurred in 2021, compared to the non-taxable gain from the health care plan revision that occurred in 2020.

For information regarding discussion of earlier years, please refer to our previous Annual Report and Form 20-F. Our SEC filings are available to the public on the SEC’s website at www.sec.gov and on our website at www.petrobras.com.br/ir. The information available on our website is not and shall not be deemed to be incorporated by reference to this annual report.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Operating and Financial Review and Prospects	187

Financial Performance by Business Segment

SELECTED FINANCIAL DATA BY REPORTABLE OPERATING SEGMENTS AND FOR CORPORATE AND OTHER BUSINESS

	For the year ended December 31
	2021 (US$ million)	2020 (US$ million)	▲ 21-20 (%)
Exploration and Production
Sales revenues to third parties(1)(2)	1,105	871	26.9
Intersegment sales revenues	54,479	33,524	62.5
Total sales revenues(2)	55,584	34,395	61.6
Cost of sales	(23,673)	(18,098)	30.8
Impairment of assets	3,107	(7,364)	(142.2)
Net income (loss) attributable to our shareholders	23,353	4,475	421.9
Refining, Transportation and Marketing
Sales revenues to third parties(1)(2)	73,108	46,917	55.8
Intersegment sales revenues	1,416	865	63.7
Total sales revenues(2)	74,524	47,782	56.0
Cost of sales	(65,620)	(44,011)	49.1
Impairment of assets	289	164	76.2
Net income (loss) attributable to our shareholders	5,746	111	5,076.6
Gas and Power
Sales revenues to third parties(1)(2)	9,487	5,270	80.0
Intersegment sales revenues	2,564	2,455	4.4
Total sales revenues(2)	12,051	7,725	56.0
Cost of sales	(9,494)	(3,985)	138.2
Impairment of assets	(208)	(697)	(70.2)
Net income (loss) attributable to our shareholders	(206)	821	(125.1)
Corporate and other Businesses
Sales revenues to third parties(1)(2)	266	625	(57.4)
Intersegment sales revenues	238	251	(5.2)
Total sales revenues(2)	504	876	(42.5)
Net income (loss) attributable to our shareholders	(7,308)	(4,670)	(56.5)
(1)	Not all of our segments have significant third-party revenues. For example, our Exploration and Production segment accounts for a large part of our economic activity and capital expenditures but has little third-party revenues.
(2)	Revenues from commercialization of oil to third parties are classified in accordance with the points of sale, which could be either the Exploration and Production or Refining, Transportation and Marketing segments.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Operating and Financial Review and Prospects	188

Exploration and Production

Net income attributable to our shareholders in our E&P segment was US$23,353 million in 2021 compared to US$4,475 million in 2020, primarily due to:

▪	higher sales revenues (an increase of US$21,189 million), primarily due to higher oil prices;
▪	higher cost of sales (an increase of US$5,575 million), mainly due to higher royalties and governmental participation expenses reflecting higher oil prices; and
▪	lower impairment losses (a decrease of US$10,471 million). As part of its impairment testing process, during 2021 our management increased the Brent short term price assumption established in our 2021 -2025 Strategic Planning and, subsequently, on November 24, 2021, our management concluded and approved its 2022 -2026 Strategic Plan, including the complete update of the economic assumptions (including Brent price assumptions), as well as its project portfolio and estimates of reserve volumes. These updates resulted in the increase of the recoverable amount of a number of Cash Generating Units which led to the reversal of impairment previously recognized. See Note 25 to our audited consolidated financial statements for further information about impairment losses.

Refining, Transportation and Marketing

Net income attributable to our shareholders in our RTM segment was US$5,746 million in 2021 compared to US$111 million in 2020, primarily due to:

▪	higher sales revenues (an increase of US$26,742 million), primarily due to the increase in international prices and the increase in domestic demand mainly due to the economic recovery after the impact of the Covid-19 pandemic in 2020; partially offset by lower revenues from oil exports
▪	higher operating income (US$7,283 million in 2021 compared to US$779 million in 2020) primarily due to higher positive inventory turnover (sale of inventories formed at lower prices over the last two years, as a result of the increase in Brent prices between 2020 and 2021, from US$42/bbl to US$71/bbl);
▪	lower selling expenses (a decrease of US$977 million) mainly due to the decrease in shipping expenses;
▪	lower expenses with our voluntary separation plan that occurred in 2020 (a decrease of US$324 million);
▪	lower impairment (a decrease of U$125 million) mainly due the reversal related to the second unit of Abreu e Lima refinary in 2021;
▪	higher results from disposal/write-offs of assets primarily due to the gain with the sale of the RLAM refinery on November 30, 2021, of US$574 million; and
▪	higher results in equity-accounted investments (an increase of US$1,378 million, an income of US$ 941 million in 2021 from a US$437 million loss in 2020), primarily due to positive operating results in Braskem.

Gas and Power

Despite the strong recovery in natural gas demand, net income attributable to our shareholders in our Gas and Power segment was a loss of US$206 million in 2021 compared to income of US$821 million in 2020, primarily due to:

▪	higher Cost of Sales (an increase of US$ 5,509 million) mainly due to higher natural gas acquisition costs, especially LNG costs with higher volume imported and higher unit cost due to (i) the maintenance of below average temperatures in the northern hemisphere, (ii) supply restrictions, (iii) lower gas inventories in Europe, and (iv) the heating up of the Chinese economy;
▪	impairment of UTG Sul (US$ 61 million) and;
▪	loss on the sales of oil thermal plants (Arembepe, Bahia 1 and Muricy) of US$ 79 million.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Operating and Financial Review and Prospects	189

For information regarding discussion of earlier years, please refer to our previous Annual Report and Form 20-F. Our SEC filings are available to the public on the SEC’s website at www.sec.gov and on our website at www.petrobras.com.br/ir. The information available on our website is not and shall not be deemed to be incorporated by reference to this annual report.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Operating and Financial Review and Prospects	190

Liquidity and Capital Resources

We closely monitor liquidity levels in order to effectively meet cash needs from our business operations and financial obligations. We have a conservative approach to the management of our liquidity, which consists mainly of (i) cash and cash equivalents (cash in hand, deposits held at call with banks, money market mutual funds and other short-term highly liquid investments with maturities of three months or less), and (ii) investments in financial assets (treasury bills). Based on the information presented below, we believe our working capital is sufficient for our present requirements.

LIQUIDITY AND CAPITAL RESOURCES

US$ million	2021	2020
Cash and cash equivalents at the beginning of period	11,725	7,377
Government bonds and time deposits with maturities of more than three months at the beginning of period	659	888
Adjusted Cash and Cash Equivalents at the beginning of period (1)	12,384	8,265
Net cash provided by operating activities	37,791	28,890
Acquisition of PP&E and intangibles assets	(6,325)	(5,874)
Investments in investees	(24)	(942)
Proceeds from disposal of assets – Divestment	4,783	1,997
Financial compensation for the Búzios Co-participation Agreement	2,938	−
Dividends received	781	243
Divestment (Investment) in marketable securities	4	66
Net cash provided by (used in) investing activities	2,157	(4,510)
(=) Net cash provided by operating and investing activities	39,948	24,380
Net change in finance debt	(21,757)	(11,861)
Proceeds from financing	1,885	17,023
Repayments	(23,642)	(28,884)
Repayment of lease liability	(5,827)	(5,880)
Dividends paid to our shareholders	(13,078)	(1,367)
Dividends paid to non-controlling interest	(105)	(84)
Investments by non-controlling interest	(24)	(67)
Net cash used in financing activities	(40,791)	(19,259)
Effect of exchange rate changes on cash and cash equivalents	(402)	(773)
Adjusted Cash and Cash Equivalents at the end of period (1)	11,130	12,384
Government bonds and time deposits with maturities of more than three months at the end of period	(650)	(659)
Cash and cash equivalents at the end of period	10,480	11,725

(1)        Adjusted Cash and Cash Equivalents is a non-GAAP measure that comprises cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than three months from the end of the period, considering the expected realization of those financial investments in the short-term. This measure is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to the adjusted cash and cash equivalents of other companies; however, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Operating and Financial Review and Prospects	191

Free Cash Flow

We use Free Cash Flow as a supplemental measure to assess our liquidity and to support liability management. In addition, this measure is the basis for the distribution of dividends according to our dividend policy.

Free Cash Flow is not defined under IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. Additionally, it may not be comparable to the Free Cash Flow of other companies.

Our Free Cash Flow metric comprises net cash provided by operating activities less acquisition of PP&E and intangibles assets. Compared to the calculation presented in our annual report on Form 20-F for the year ended December 31, 2020, we excluded “Investments in investees” from the deductions of “Net cash provided by operating activities”, in order to align with the definition in the most recent update in our dividend policy which occurred in 2021. In addition, the adjustment in 2020 is only for comparative purposes and does not affect prior dividends.

RECONCILIATION OF FREE CASH FLOW

	US$ million		R$ million(1)
	2021	2020	2021	2020
Net cash provided by operating activities	37,791	28,890	203,126	148,106
(-) Acquisition of PP&E and intangible assets	(6,325)	(5,874)	(34,134)	(29,974)
FREE CASH FLOW	31,466	23,016	168,992	118,132
(1) According to our dividend policy, proposed dividends to shareholders is calculated based on the Free Cash Flow measured in Brazilian reais.

The principal uses of funds in the year ended December 31, 2021 were for debt service obligations, including pre-payment of debts in the international banking market, repurchase and redemption of securities in the international capital market and lease payments totaling US$29,469 million, acquisition of PP&E and intangibles assets in the amount of US$6,325 million and dividend payments amounting to US$13,183 million. These funds were principally provided by cash from operating activities of US$37,791 million, financial compensation for the Búzios co-participation agreement of US$2,938 million, proceeds from financing of US$1,885 million and proceeds from divestments of US$4,783 million.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Operating and Financial Review and Prospects	192

Source of Funds

In 2021, our financing strategy was to fund our necessary capital expenditures and to continue our debt deleveraging process, preserving our cash balance, solvency and liquidity.

We pursued our financing strategy in 2021 in the following ways:

▪	using cash flow from operations;
▪	moving forward with our portfolio management program and continuing with divestments; and
▪	moving forward with our liability management program, incurring new long-term debt from funding sources to prepay expensive loans of shorter maturities.

Cash Flows from Operating Activities

Net cash provided by operating activities was US$37,791 million in 2021, an increase of 31% from US$28,890 million in 2020, mainly due to higher oil prices and refining margins, partially compensated by higher working capital and income tax.

Disposal of Assets

We received cash inflow from the sale of assets amounting to US$4.8 billion, for the year ended December 31, 2021, which represents the prices paid to us on the closing of the completed transactions and the upfront contract signing payments related to certain transactions that have not yet been closed.

Assets	Cash-inflow (US$ million)
Sale of the remaining interest (37.5%) in BR Distribuidora	2,184
Sale of the entire interest in RLAM	1,811
Sale of the remaining interest (10%) in NTS	277
Others	511
TOTAL	4,783

From January 1, 2022 through February 28, 2022, we have received US$1,680 million from divestments, primarily related to the receipt of US$950 million related to the final contingent installment from the sale of exploratory block BM-S-8; the receipt of US$421 million related to the signing of the sale of the Carmópolis, Norte Capixaba, and Potiguar clusters, as well as the receipt of US$240 million related to the closing of the sale of Alagoas cluster.

For additional information on divestments, see “Our Business – Portfolio Management” in this annual report.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Operating and Financial Review and Prospects	193

Debt

Our proceeds from financing are comprised of local and global notes issued in the capital markets, funds raised from banking markets (in Brazil and abroad) and use of revolving credit lines.

Additionally, our total debt includes lease liabilities. Our Gross Debt (a non-GAAP measure representing the sum of short and long-term finance debt and lease liabilities) totaled US$58,743 million, and the Net Debt (a non-GAAP measure representing Gross Debt less cash and cash equivalents, Brazilian federal government securities and time deposits maturing over three months), totaled US$47,626 million.

For reconciliation of Net Debt and Gross Debt, non-GAAP measures, see “ – Liquidity and Capital Resources – Sources of Funds – Finance Debt - Adjusted EBITDA and Net Debt/Adjusted EBITDA ratio” in this annual report.

Finance Debt

Debt profile

In 2021, proceeds from financing amounted to US$1,885 million, principally reflecting global notes issued in the international capital market in the amount of US$1,442 million maturing in 2051.

We currently issue notes in the international capital markets through our wholly-owned finance subsidiary PGF. We fully and unconditionally guarantee such notes issued by PGF, and PGF is not required to file periodic reports with the SEC.

Information on weighted average interest rate and weighted average maturity of our finance debt is presented below:

	2021	2020	2019
Weighted average interest rate (%)	6.2	5.9	5.9
Weighted average maturity (in years)	13.39	11.71	10.79
Leverage (%)(1)	41	47	44
(1)	This leverage takes into account market capitalization and it is defined as (Gross Debt – Cash Equivalents) / (Market Capitalization + Gross Debt – Cash Equivalents).

For additional information on Finance Debt amortization, see “ – Liquidity and Capital Resources – Use of Funds – Debt Service Obligations” in this annual report.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Operating and Financial Review and Prospects	194

DEBT PROFILE PER CATEGORY (%)

DEBT PROFILE PER CURRENCY (%)

As of December 31, 2021, our finance debt due in the short-term, including accrued interest, amounted to US$3,641 million, compared to US$4,186 million as of December 31, 2020.

Our outstanding long-term finance debt amounted to US$32,059 million as of December 31, 2021, compared to US$49,702 million as of December 31, 2020. This decrease was primarily due to repurchase of global bonds and pre-payment of debt.

See Note 32 to our audited consolidated financial statements for a breakdown of our finance debt, a roll-forward schedule of our finance debt by source and other information.

For more information about our securities, including our bonds, see Exhibit 2.4 to this annual report.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Operating and Financial Review and Prospects	195

Rating

In 2021, Moody’s upgraded our credit rating by one notch, from "Ba2" to "Ba1," one notch below investment grade, with a stable outlook. The agency also upgraded our stand alone rating by one notch, from "Ba2" to "Ba1." With this upgrade we are rated one notch above the Brazilian government. S&P upgraded our stand alone rating to BB+, also one notch below investment grade. There were no changes on our global rating and outlooks in 2021 by S&P and Fitch (BB- / stable and BB- / negative, respectively). There were no changes in stand alone rating by Fitch (BBB).

As of February 28, 2022, there were no changes to our stand-alone credit profile rating or to our global rating.

GLOBAL RATING

	2022(1)	2021(2)	2020(2)
Standard & Poor’s	BB-	BB-	BB-
Moody’s	Ba1	Ba1	Ba2
Fitch	BB-	BB-	BB-
(1) As of February 28, 2022. (2) As of December 31, 2021. STAND ALONE RATING
	2022(1)	2021(2)	2020(2)
Standard & Poor’s	BB+	BB+	BB
Moody’s	Ba1	Ba1	Ba2
Fitch	BBB	BBB	BBB
(1) As of February 28, 2022. (2) As of December 31, 2021.

Exposure to interest rate and exchange rate risk

The table below provides a summary of information regarding our exposure to interest rate and exchange rate risk in our finance debt for 2021 and 2020, including short-term and long-term debt.

TOTAL FINANCE DEBT(1)

	2021 (%)	2020 (%)
Real - denominated
Fixed rate	7.2	5.1

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Operating and Financial Review and Prospects	196

Floating rate	5.4	10.0
Sub-total	12.6	15.1
U.S. dollar - denominated
Fixed rate	46.9	46.4
Floating rate	31.9	31.9
Sub-total	78.8	78.3
Other currencies
Fixed rate	8.6	6.6
Floating rate	0.0	0.0
Sub-total	8.6	6.6
TOTAL	100.0	100.0
Floating rate debt
Real-denominated	5.4	10.0
Foreign currency-denominated	31.8	31.9
Fixed rate debt
Real-denominated	7.2	5.1
Foreign currency denominated	55.6	53.0
TOTAL	100.0	100.0
U.S. dollars	78.7	78.3
Euro	3.4	3.1
Gbp	5.2	3.5
Japanese yen	0.0	0.0
Brazilian reais	12.7	15.1
TOTAL	100.0	100.0

(1)      Short term and long term.

We practice integrated risk management in every decision-making process. Thus, we do not focus solely on the individual risks of our operations or business units, but, rather, we take a broader view of our consolidated activities, capturing possible natural hedges where and when available. With respect to the management of financial risks, including market risks, we preferentially use more structural actions through the management of our equity and indebtedness levels, instead of using financial derivative instruments.

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

In general, our foreign currency floating rate debt is principally subject to fluctuations in LIBOR. Our floating rate debt denominated in reais is subject to fluctuations in the Brazilian interbank offering rate (or “DI”) and Brazilian long-term interest rate (or “TJLP”) as fixed by the CMN.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Operating and Financial Review and Prospects	197

We are taking actions to mitigate the potential impact of the discontinuation of LIBOR on our debt contracts in order to substitute LIBOR with another reference rate but according to information that we have through the date of this annual report, we do not believe this event should represent a material risk to our consolidated results and financial condition.

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

In 2017, we entered into derivative transactions, through our indirect subsidiary Petrobras Global Trading BV (“PGT”), in the form of cross-currency swaps to hedge against exposure in sterling pounds versus U.S. dollars, arising from past issues of bonds in that currency. During 2021, the notional amount was reduced, adjusting the protection to a lower exposure to the Pound Sterling provided by the prepayment of related-party loans in this currency over the course of this period.

In September 2019, we contracted derivative operations to hedge against cash flow exposure arising from debt issued in Brazilian reais, the first series of the 7th debentures issuance, with the IPCAxCDI interest rate swap maturing in September 2029 and September 2034 and the CDI x Dollar cross-currency swap operations maturing in September 2024 and September 2029.

In 2021, no operations were carried out in derivative financial instruments.

We have designated cash flow hedging relationships to reflect the economic essence of the structural hedge mechanism between U.S. dollar-denominated debt and future sales revenues.

See “ – Consolidated Financial Performance – Exchange Rate and Variation Impacts” in this section and Notes 4.8 and 36.3(a) to our audited consolidated financial statements for further information about our cash flow hedge.

See Note 36.3 to our audited consolidated financial statements for more information about our interest rate and exchange rate risks, including a sensitivity analysis demonstrating the potential impact of a 25% (or 50%) adverse change in the underlying variables as of December 31, 2021.

For further information regarding expected maturity schedule and currency, the principal and interest cash flows, related average interest rates of our debt obligations, credit risk and liquidity risk, see Notes 32, 36.5 and 36.6 to our audited consolidated financial statements.

Lease Liabilities

We are the lessee in agreements primarily including oil and gas producing units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, lands and buildings. As of December 31, 2021, the amount of lease liabilities totaled US$23,043 million.

Adjusted EBITDA and Net Debt/Adjusted EBITDA ratio

The Net Debt/Adjusted EBITDA ratio is a metric that helps our management in assessing our liquidity and leverage, and it is measured in U.S. dollars.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Operating and Financial Review and Prospects	198

Adjusted EBITDA represents an alternative measure to our net cash provided by operating activities and is computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization) adjusted by results in equity-accounted investments, impairment, cumulative foreign exchange adjustments reclassified to the income statement, results from disposal and write-offs of assets, results from co-participation agreements in bid areas and foreign exchange gains or losses on provisions for legal proceedings denominated in foreign currencies.

US$ million	2021	2020	2019
Net income (loss) from continuing operations	19,986	948	7,803
Net finance income (expense)	10,966	9,630	8,764
Income taxes	8,239	(1,174)	4,200
Depreciation, depletion and amortization	11,695	11,445	14,836
EBITDA	50,886	20,849	35,603
Results in equity-accounted investments	(1,607)	659	(153)
Impairment	(3,190)	7,339	2,848
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	41	43	34
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(1,941)	(499)	(6,046)
Results from co-participation agreements in bid areas	(631)	−	−
Foreign exchange gains or losses on provisions for legal proceedings	−	−	120
Adjusted EBITDA from continuing operations	43,558	28,391	32,406
Adjusted EBITDA from discontinued operations	−	−	301
Adjusted EBITDA	43,558	28,391	32,707

Net Debt reflects the Gross Debt, net of Adjusted Cash and Cash Equivalents (see definition in “ – Liquidity and Capital Resources” in this annual report). Gross Debt reflects the sum of current and non-current finance debt and lease liabilities.

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

The following table presents the reconciliation for 2021 and 2020 of the Net Debt/Adjusted EBITDA ratio measure to the most directly comparable measure derived from IFRS captions, which is, in this case, is the finance debt plus lease liability minus cash and cash equivalents, divided by the net cash provided by operating activities:

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Operating and Financial Review and Prospects	199

US$ million	2021	2020
Cash and cash equivalents	10,467	11,711
Government securities and time deposits (maturity of more than three months)	650	659
Adjusted Cash and Cash Equivalents	11,117	12,370
Finance debt	35,700	53,888
Lease liability	23,043	21,650
Current and non-current debt—Gross Debt	58,743	75,538
Net Debt	47,626	63,168
Net cash provided by operating activities—OCF	37,791	28,890
Income taxes	8,239	(1,174)
Allowance for credit loss on trade and other receivables	30	(144)
Trade and other receivables, net	2,075	(1)
Inventories	2,334	(724)
Trade payables	(1,073)	(216)
Deferred income taxes, net	(4,058)	1,743
Taxes payable	(4,878)	(2,914)
Others	3,098	2,931
Total Adjusted EBITDA	43,558	28,391
Gross debt net of cash and cash equivalents/OCF ratio	1.26	2.21
Net debt/Adjusted EBITDA ratio	1.09	2.22

Our Net Debt/Adjusted EBITDA ratio computed in U.S. dollar decreased from 2.22 as of December 31, 2020 to 1.09 as of December 31, 2021, reflecting the effects derived by the combination of higher Adjusted EBITDA and lower Net Debt.

Use of Funds

Capital Expenditures

We disbursed a total of US$8,772 million in 2021 (of which 81% was used in E&P business), a 9% increase when compared to our Capital Expenditures of US$8,056 million in 2020. In line with our previous 2021-2025 strategic plan, our Capital Expenditures in 2021 were primarily directed toward the most profitable investment projects relating to oil and gas production. These expenditures are based on our plan cost assumptions and financial methodology.

CAPITAL EXPENDITURES BY BUSINESS SEGMENTS (US$ million)

For the Year Ended December 31,	2021	2020	2019
Exploration and Production	7,129	6,557	25,080
Refining, Transportation and Marketing	932	947	1,463
Gas and Power	412	352	543
Corporate and Other Businesses	298	200	328
TOTAL	8,772	8,056	27,413

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Operating and Financial Review and Prospects	200

For information on our future Capital Expenditures, see “Strategic Plan” in this annual report.

Dividends

Our Board of Directors proposed a distribution of dividends in 2021 in the amount of US$18,541 million. Such dividends were calculated in Brazilian reais, according to our dividend policy, in the amount of R$101,395 representing 60% of our Free Cash Flow, translated to U.S. dollars based on the exchange rate prevailing at the date of approval for each anticipation and on the closing exchange rate for the complementary dividends.

For more information on our dividend policy, see “Shareholder Information – Dividends” in this annual report and Note 34.5 to our audited consolidated financial statements.

Debt Service Obligations

As of December 31, 2021, our debt maturity profile includes, for the next five years, US$33,560 million in finance debt and lease liability (nominal amounts).

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Operating and Financial Review and Prospects	201

AMORTIZATION PROFILE(1) (US$ million)

1)	Amounts composed by Lease nominal future payments and Finance debt principal.

Finance Debt

In 2021, we repaid several finance debts, in the amount of US$23,642 million notably: (i) prepayment of banking loans in the domestic and international market totaling US$6,344 million; (ii) US$9,840 million to repurchase global bonds previously issued by us in the capital market, with net premium paid to bond holders amounting to US$1,090 million; and (iii) prepayment of loans with development agencies, in the amount of US$593 million.

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

In addition, there are nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use. As of December 31, 2021, these agreements amount to US$79,557 million (US$67,408 million at December 31, 2020). The increase in the year ended December 31, 2021 corresponds to new contractual commitments, including two floating production units.

For information on changes in the balance of lease liabilities and on leases by class of underlying assets, see Note 33 to our audited consolidated financial statements.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Operating and Financial Review and Prospects	202

Ability of Subsidiaries to Transfer Funds to the Company

As of the date hereof, we have no knowledge of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. As a result, we do not anticipate any impacts on our ability to meet our cash obligations.

Other Information

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	204

Management

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

On March 5, 2022, the Brazilian federal government, through the Ministry of Mines and Energy (MME), issued a formal notice (oficio) designating eight individuals as candidates to our Board of Directors. On March 28, 2022, the Brazilian federal government further updated the list of its designated individuals. The eight individuals designated by the Brazilian federal government for election to the Board of Directors are: Luiz Rodolfo Landim Machado (for Chairman of the Board of Directors), Adriano José Pires Rodrigues, Carlos Eduardo Lessa Brandão, Eduardo Karrer, Luiz Henrique Caroli, Márcio Andrade Weber, Ruy Flaks Schneider and Sonia Julia Sulzbeck Villalobos. The election of the Board of Directors will take place at the Annual General Meeting, expected to be held on April 13, 2022. The notice issued on March 28, 2022 also designated Mr. Adriano José Pires Rodrigues for the position of CEO, to be considered by our Board of Directors at a later date following the Annual General Meeting.

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

As of the date of this annual report, we have the following 11 directors:

Eduardo Bacellar Leal Ferreira

Born
June 2, 1952

Nationality
Brazilian

Position
Chairman of the Board of Directors since January 2019

Other directorships
None

Current term expires
Ordinary General Shareholders' meeting 2022

Nominated by
Controlling Shareholder

Independent
No

Family Relations
None

Business experiences

Mr. Leal Ferreira is a Retired Admiral. He was the Commander of the Brazilian Navy (2015- 2019), reaching the Navy's highest level. While holding the positions of Captain of the Ports of Rio de Janeiro (2003-2004) and Director of Ports and Coasts (2010-2012), he had the opportunity to deepen his connections with offshore activities related to the oil and gas industry. He was also the Commanding Officer of both the Brazilian Naval Academy (2007) and the National War College (2013-2015) and Commander-in-Chief of the Brazilian Fleet (2012-2013). Abroad, he served in Chile (1992) and in the United States of America as an instructor at the U.S. Naval Academy in Annapolis (1987-1989).

Education

In addition to the Brazilian Naval Academy, Mr. Leal Ferreira took postgraduate courses at the Naval War Colleges of Brazil and of Chile, with a Professional Doctorate in maritime policy and strategy.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	205

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	206

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	207

Marcelo Gasparino da Silva

Born
February 13, 1971

Nationality
Brazilian

Position
Member of the Board of Directors since August 2021

Independent
Yes

Other directorships
Chairman of the Board of Directors of Eternit, Member of the Board of Directors of Vale S.A. and Member of the Board of Directors of Companhia Energética de Minas Gerais (CEMIG)

Current term expires
Ordinary General Shareholders' meeting 2022

Nominated by
Minority Shareholders

Family Relations
None

Business experiences

Mr. Marcelo Gasparino da Silva has experience the following sectors: mining and steel, oil & gas, petrochemical, logistics, generation, transmission and distribution of energy, distribution of natural gas, transformation of steel, basic industry, civil construction, roofing for civil construction (including photovoltaic generation, storage and basic sanitation acquired skills, abilities, and knowledge). These experiences allow Mr. Gasparino da Silva to effectively contribute to a diverse array of subjects and strategies that the boards on which he participates regularly encounter, such as turnaround, ESG, capital structure, mergers & acquisitions, sale of non-core assets and, crucially, financial restructuring of companies in crisis, a category which includes judicial reorganization, executive succession, highly complex legal issues and leadership's role in coping with global crises such as the Covid-19 pandemic. He is a Board Member certified by the Brazilian Institute of Corporate Governance (IBGC) since 2010. He started his executive career as Legal and Institutional Director of Celesc (2007-2009). He was Chairman of the Board of Directors of Usiminas during the height of the 2015-2016 economic crisis and during a period of significant Brazilian corporate conflict, with Usiminas's shares reaching as low as R$0.85 in January 2016 and exceeding R$4.00 in April, following action by their Council. In April 2017, he was elected President of the Board of Directors of Eternit to lead the company turnaround after the election of a new executive board. However, in the same year, Eternit suffered a major setback after the use of Chrysotile Asbestos was banned in Brazil, resulting in a Judicial Reorganization Process in 2018. In parallel to leading Eternit's board through a tumultuous time, Mr. Gasparino da Silva helped Eternit search for new business in the photovoltaic sector, ultimately launching Eternit Solar and Tégula Solar, photovoltaic roof tile initiatives, allowing Eternit to include technology and innovation in its product portfolio. He was member of the Boards of Directors of Bradespar (2015-16), Battistella (2016-17), Casan (2019), Celesc (2011-14 and 2018-19), Eletrobras (2012-14 and 2016), Eletropaulo (2016-18), Gasmig (2020-21), Kepler Weber (2017-20) Tecnisa (2012-14) and Usiminas (2012-16). He was a fiscal advisor to AES Tietê (2013-14), Bradespar (2014-15) and Braskem (2018-19).

Education

Mr. Marcelo Gasparino is a lawyer graduated from the Universidade Federal de Santa Catarina (UFSC) and received a specialist certification in Corporate Tax Administration from the UFSC. He has also completed executive trainings in mergers and acquisitions at London Business School, and CEO Program for Senior Executives at Fundação Getúlio Vargas (FGV). Additionally, he is a Professor at Fundação ENÁ - School of Government, teaching certification courses for administrators of state-owned companies and public-owned companies.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	208

Marcelo Mesquita de Siqueira Filho

Born
December 20, 1969

Nationality
Brazilian

Position
Member of the Board of Directors since August 2016

Other directorships
Board Member at the Endowment Fund of Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ) and Member of the Board of Directors of Tamboro Educacional S.A.

Current term expires
Ordinary General Shareholders' meeting 2022

Nominated by
Common Shareholders

Independent
Yes

Family Relations
None

Business experiences

Mr. Mesquita is a co-founding partner of Leblon Equities (since 2008) and co-manager of equity funds and of private equity investments. He has over 30 years of experience in the Brazilian stock market, having worked at UBS Pactual for 10 years and at Banco Garantia for seven years. At UBS Pactual, he was the co-head of Brazilian Equity Capital Markets, co-head of Brazilian Equities; and head of Brazil Equity Research & Strategy Analysis. At Banco Garantia, he worked as a commodities stock analyst and an investment banker. Since 1995, he has been named as one of the leading analysts in Brazil according to several surveys by Institutional Investor Magazine. He was ranked "#1 Brazilian Analyst" from 2003 to 2006 (#3 in 2002, #2 in 2001 and #3 in 2000). He was also ranked as "#1 Stock Strategist in Brazil" from 2003 to 2005.

Education

Mr. Mesquita holds a degree in economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), in french studies from Nancy University II and an OPM (Owner/President Management) from Harvard Business School.

Márcio Andrade Weber

Born
December 19, 1953

Nationality
Brazilian

Position
Member of the Board of Directors since April 2021

Other directorships
None

Current term expires
Ordinary General Shareholders' meeting 2022

Nominated by
Controlling Shareholder

Independent
Yes

Family Relations
None

Business experiences

Mr. Márcio Andrade Weber joined Petrobras in 1976, where he continued his work for 16 years. During that time Mr. Weber became one of the pioneers in the development of the Campos Basin and held several managerial and directive positions such as in international activities in Trinidad (1980-1981), Libya (1984-1986) and Norway (1987-1990). As a member of the Board of Petrobras International Services (Braspetro) (1991-1992) and Director of Petroserv S.A. (2007-2020), Mr. Weber developed the Company's participation in E&P activities, support navigation and drilling rigs for deepwater. As CEO of BOS Navegação (a joint venture between Petroserv and two foreign companies) he was responsible for the construction of four support tugboats in Brazilian shipyards. In parallel, as Director of Petroserv, he participated in the construction and operation of four deepwater drilling rigs, which are contracted by clients such as Shell and ENI (Indonesia). He has also worked as an advisor for PMI group, which operates these units (2020-2021).

Education

Mr. Weber holds a degree in civil engineer from the Universidade Federal do Rio Grande do Sul (UFRGS) (1975) and specialized in petroleum engineering.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	209

Murilo Marroquim de Souza

Born
June 4, 1948

Nationality
Brazilian

Position
Member of the Board of Directors since April 2021

Other directorships
None

Current term expires
Ordinary General Shareholders' meeting 2022

Nominated by
Controlling Shareholder

Independent
Yes

Family Relations
None

Business experiences

Mr. Murilo Marroquim de Souza has been working in the oil industry for 50 years in more than 20 countries in America, Europe, Africa, and Asia. He worked at Petrobras from 1971 to 1994, where he held several managerial positions in the exploration and production area, and was Director of Brasoil UK (1989-1993), in London, with exploration activities in the North Sea and other basins. He was General Manager for IBM's Oil Industry Solutions Unit in Latin America (1994-1998). He also worked as a consultant, working for ANP in several projects (1998-1999), and in Ipiranga as Advisor for Exploration and Production (1999-2001). From 2001 to 2011 he was CEO of Devon Energy do Brasil (Ocean Energy) and since 2011 he has been CEO of Visla Consultoria de Petróleo, a consulting firm focused on special projects for the energy industry.

Education

Mr. Marroquim holds a degree in geology from the Universidade Federal de Pernambuco (UFPE) and a master's degree in geophysics from the University of Houston, Texas, in the United States of America.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	210

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	211

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	212

Fiscal Council

We have a permanent Fiscal Council composed of up to five members, which is independent of our management and independent registered accounting firm. Our Fiscal Council’s responsibilities, as a supervisory body, include, among others: (i) representing the shareholders, monitoring management activities; (ii) verifying compliance with legal and statutory duties; and (iii) reviewing the annual management report and the audited consolidated financial statements, issuing an opinion at the end of the year.

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

On March 5, 2022, the Brazilian federal government, through the Ministry of Mines and Energy (MME), issued a formal notice (oficio) designating four individuals as candidates to our Fiscal Council and the National Treasury Secretariat of the Ministry of Economy issued a formal notice with two designations. The four individuals designated by the Brazilian federal government for election to our Fiscal Council are: Agnes Maria de Aragão da Costa (Main), Marisete Fátima Dadald Pereira (Alternate), Sérgio Henrique Lopes de Sousa (Main) and Alan Sampaio Santos (Alternate). The two individuals designated by the National Treasury for election to our Fiscal Council are: Janete Duarte Mol (Main) and Otavio Ladeira de Medeiros (Alternate). The designated candidates will be considered for our Fiscal Council at the Annual General Meeting, expected to be held on April 13, 2022.

CURRENT MEMBERS OF OUR FISCAL COUNCIL

Members of our Fiscal Council	Year of first appointment	Elected/appointed by
Agnes Maria de Aragão da Costa (Chairman)	2020	Brazilian federal government
Sergio Henrique Lopes de Sousa	2020	Brazilian federal government
Jeferson Luís Bittencourt	2021	Brazilian federal government/Ministry of Economy
Patrícia Valente Stierli	2021	Minority shareholder
Michele da Silva Gonsales Torres	2021	Preferred shareholder
Alternate members of our Fiscal Council
Jairez Elói de Sousa Paulista	2020	Brazilian federal government
Alan Sampaio Santos	2020	Brazilian federal government
Robert Juenemann	2021	Minority shareholder
Antonio Emilio Bastos Aguiar Freire	2021	Preferred shareholder

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	213

Executive Officers

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

For further information regarding our Board of Executive Officers, see Exhibit 1.1 to this annual report for a copy of our Bylaws.

As of the date of this annual report, we have the following nine executive officers:

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	214

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	215

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	216

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	217

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	218

Additional Information on our Board of Directors and Board of Executive Officers

Requirements for Election

Our Bylaws determine certain limitations on the election of our executive officers, members of our management and members of our Board of Directors in addition to criteria set forth by our nomination policy, Law No. 13,303/16, and Decree No. 8,945/16. Thus, in order to be elected, each of our executive officers and each member of our Board of Directors must:

▪	not be a defendant in any legal or administrative proceedings concerning a matter related to the activities to be performed in our company, with an unfavorable ruling by appellate courts;
▪	not have commercial or financial pending issues claimed or included in official debtor registers, although clarification on such issues may be provided to us;
▪	demonstrate diligence in solving issues raised in reports of internal or external control bodies in processes and/or activities under their management, when applicable;
▪	not have violated our Code of Ethics, Code of Conduct, Manual of our Program for Corruption Prevention or other internal rules, when applicable;
▪	not have been included in the disciplinary system of any of our subsidiaries or affiliates, nor have been subject to labor or administrative penalty in any other legal entity in the last three years as a result of internal investigations, when applicable; and
▪	have 10 years of experience in leadership, preferably, in business or in a related area, as specified in our nomination policy.

Compensation

Under our Bylaws, our shareholders establish the aggregate compensation, or allocate the compensation on an individual basis, payable to our directors, executive officers, members of our Fiscal Council and advisory committees to our Board of Directors. In case shareholders do not allocate the compensation on an individual basis, our Board of Directors is allowed to do so.

For the year-ended December 31, 2021, the aggregate amount of compensation we paid to all members of our Board of Directors and our Board of Executive Officers was US$6.1 million. As of December 31, 2021 we had nine executive officers and 11 Board of Directors members.

For more information on the amounts set aside or accrued by us to provide pension, retirement or similar benefits, see “– Employees – Benefits” in this section.

	2021
	Board of Executive Officers	Board of Directors	Fiscal Council
Average number of members in the period	9.00	10.58	5.17
Average number of paid members in the period	9.00	4.5	5.17
Value of maximum compensation (US$)	562,252.58	32,374.18	32,374.18
Value of minimum compensation (US$) (1)	555,796.58	32,374.18	32.374.18
Average value of compensation (US$) (2)	723,823.67 (3)	31,555.30 (4)	30,507.33 (4)

(1)	The value of the minimum individual annual compensation was determined after the exclusion of all members who have held the position for less than 12 months.
(2)	The average value of compensation corresponds to the total value of the annual compensation paid divided by the average number of paid members in the period.
(3)

The calculation takes into account the values related to the termination of the position (gardening leave) and payment of the deferred installments of Variable Remuneration referring to former members of the Board of Executive Officers who left the Company. Consequently, the average value was higher than the value of the maximum compensation.

(4)	The paid positions were not fully occupied during the 12 months of the year. Consequently, the average value was lower than the value of the minimum individual compensation.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	219

For further information regarding compensation of our employees and officers, see Notes 17 and 37 to our audited consolidated financial statements.

In addition, the members of our Board of Executive Officers receive additional benefits, such as medical assistance, supplementary social security benefits and a housing allowance.

The members of the Board of Directors are entitled to supplementary social security benefits. Members of the Board of Directors and the Board of Executive Officers may be legally entitled to gardening leave (“Quarentena”) upon termination of office, which rules and exceptions are provided by Brazilian law. None of the Directors are engaged with us or any of our subsidiaries providing for benefits upon termination of employment. We have a people committee (“COPE”) in the form of an advisory committee.

For information on our advisory committee, see “Statutory Board Committees” below.

Share Ownership

As of December 31, 2021, the members of our Board of Directors, executive officers and members of Fiscal Council beneficially held the following shares of our capital stock:

	Board of Directors	Board of Executive Officers	Fiscal Council
Common shares	-	-	-
Preferred shares	4,264	63,213	400

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	220

Statutory Board Committees

Our Board of Directors has a total of six statutory advisory committees:

▪	Investment Committee: responsible for advising our Board of Directors with respect to the definition of our strategic guidelines, the strategic plan, the annual business plan, among other strategic matters and financial issues. The committee also assists our Board of Directors in evaluating the structure and conditions of investment and divestment transactions, including new business opportunities, mergers, consolidations, and spin-offs in which we are involved, and which are within the responsibility of the Board of Directors. In addition, the committee provides advice to our Board of Directors on analyzing our annual financing program.
▪	Audit Committee: for further information on our audit committee, please see “Audit Committee” in this section.
▪	Health, Safety and Environmental Committee: responsible for advising our Board of Directors on policies and guidelines related to the strategic management of HSE, climate change, transition to a low carbon economy and social responsibility issues, among other matters. This committee monitors, among other issues, indicators and research on our image and reputation, related to the HSE and sustainability matters, suggesting actions when necessary.
▪	People Committee: responsible for assisting our Board of Directors in aspects regarding the management of senior level human assets, including, but not limited to: compensation (fixed and variable), appointments and succession policies as well as the selection and eligibility processes. The People Committee stands in compliance with Brazilian Law No. 13,303/12 and Decree No. 8,945/16, acting as an eligibility committee for assisting shareholders to nominate members to the Board of Directors and Fiscal Council and overseeing the implementation of the required background checks on integrity and compliance regarding of the Board of Directors, Fiscal Council and Executive Officers nominees, as well as external members of the Board of Directors advisory committees, having a deliberative role in these cases. The committee advises our Board of Directors on the possible application of penalties for the Executive Officers and members of the Board of Directors and its Statutory Advisory Committees and acts as our last resource when our Integrity Committee does not reach a unanimous decision in a disciplinary procedure. The committee also monitors image and reputation surveys, recommending actions when necessary.
▪	Minority Committee: responsible for advising our Board of Directors on transactions with related parties involving, the Brazilian federal government, its entities and foundations, or federal state-owned enterprises on a permanent basis, including following up the revision process of the Transfer of Rights Agreement. The minority committee also advises our shareholders issuing its opinion on certain matters that require approval in shareholders’ meetings, pursuant to article 30, §4 of our Bylaws.
▪	Conglomerate Audit Committee: approved to meet the requirements of Law No. 13,303/16, which provides the possibility that controlled companies share the costs and structures of their corresponding parent companies. The committee is responsible for the companies of the Petrobras Conglomerate that do not have internal audit committees. In addition, the committee provides advice to our Board of Directors regarding guidelines for companies of the Petrobras Conglomerate in matters provided in its bylaws.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	221

SUMMARY OF THE COMPOSITION OF OUR STATUTORY ADVISORY COMMITTEES, AS OF THE DATE OF THIS ANNUAL REPORT

Committees
Members	Investment	Audit	Health, Safety, and Environment	People	Minority	Audit of the Petrobras Conglomerate
Ana Silvia Corso Matte				●
Carlo Linkevieius Pereira			●
Cynthia Santana Silveira	●			●
Durval José Soledade Santos						●
Edson Chil Nobre	●
Evely Forjaz Loureiro			●
Marcelo Gasparino da Silva	●				●	●
Marcelo Mesquita de Siqueira Filho					●	●
Marcio Andrade Weber		●		●
Murilo Marroquim de Souza		●	●
Rodrigo de Mesquita Pereira		●	●		●
Rosangela Buzanelli Torres			●
Ruy Flaks Schneider				●		●
Sonia Julia Sulzbeck Villalobos	●					●
Tales José Bertozzo Bronzato				●
Valdir Augusto de Assunção		●

● CHAIRMAN / CHAIRWOMAN OF EACH COMMITTEE
● EXTERNAL MEMBERS OF EACH COMMITTEE
● REMAINING MEMBERS

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	222

Audit Committee

Our statutory audit committee is an advisory committee of our Board of Directors, and provides assistance in matters involving our accounting, internal controls, financial reporting and compliance. Our statutory audit committee also recommends the appointment of our independent registered accounting firm to our Board of Directors and evaluates the effectiveness of our internal financial and legal compliance controls. In accordance with Law No. 13,303/2016 and Decree No. 8,945/2016, our statutory audit committee must have at least three members, and not more than five members, who must be independent in accordance with the independence requirements of the Law No. 13,303/2016 and CVM Instruction No. 509/2011 and at least one of whom must have recognized experience in corporate accounting. Additionally, CVM Instruction No. 509/2011 requires at least one member of the audit committee to be a board member, although they permit the appointment of other members who are not members of the Board of Directors provided that such other members meet the independence requirements of the CVM. On November 30, 2020, our shareholders approved an amendment to our bylaws requiring our audit committee to be composed of members of our Board of Directors and external individuals. On March 24, 2021, our Board of Directors nominated Mr. Valdir Augusto de Assunção as an external member of our audit committee.

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

Mr. Valdir Augusto de Assunção is our audit committee financial expert. Our audit committee is currently composed of four members (all independent, in accordance with the independence requirements of the Law No. 13,303/2016 and CVM Instruction No. 509/2011 and is responsible for, among other matters:

▪	monitoring, analyzing, and making recommendations to our Board of Directors with respect to the appointment and dismissal of our independent registered accounting firm, as well as evaluating the independence of our independent registered accounting firm for issuing an opinion on the financial statements and their qualifications and expertise;
▪	advising our Board of Directors on the review of our annual and quarterly consolidated financial statements, monitoring compliance with relevant legal and listing requirements and ensuring appropriate disclosure of our economic and financial situation filed with the CVM and the SEC;
▪	advising our Board of Directors and our management, in consultation with internal and independent registered accounting firm and our risk management and internal controls units, in monitoring the quality and integrity of our internal control over financial reporting systems, our audited consolidated financial statements and related financial disclosures;
▪	reviewing and submitting proposals to our Board of Directors relating to the resolution of conflicts between management and the independent registered accounting firm relating to our audited consolidated financial statements;
▪	assessing and monitoring, together with our internal management and audit area, the adequacy of actions to prevent and combat fraud and corruption;
PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	223

▪	evaluating and monitoring, jointly with our management and our internal auditors, our transactions with related parties, including a review, at least once a year, of all related party transactions and a previous analysis of related party transactions involving amounts higher than certain levels;
▪	establishing and reviewing procedures for the receipt, retention and processing of complaints regarding accounting, internal control and auditing matters, including procedures for the confidential submission of internal and external complaints relating to the scope of the committee’s activities, as well as receiving, retaining and processing any such complaints;
▪	evaluating the parameters underlying the actuarial calculations, as well as the actuarial result of the benefit plans maintained by our social security foundation, Fundação Petrobras de Seguridade Social; and
▪	conducting the formal evaluation of our internal audit executive manager on an annual basis.

For further information relating to potential changes to the composition of our Board of Directors, see “Management and Employees – Management – Board of Directors” in this annual report.

With respect to the relationship of our audit committee with our independent registered accounting firm, as provided in our Bylaws, our Board of Directors is responsible for deciding, among other matters, the appointment and dismissal of independent registered accounting firm, which are prohibited from providing consulting services to us during the term of an audit’s contract. Our audit committee has the authority to recommend pre-approval policies and procedures for the engagement of our independent registered accounting firm’s services. Our management is required to obtain the audit committee’s pre-approval before engaging independent registered accounting firm to provide any audit or permitted non-audit services to us or any of our consolidated subsidiaries. Our audit committee has pre-approved a detailed list of audit services, up to specified monetary thresholds. The list of pre-approved services is updated from time to time. The audit services that are not included in the list, or that exceed the thresholds specified therein, must be directly approved by our audit committee. Our audit committee monitors the performance of the services provided by our independent registered accounting firm and reviews and monitors our independent registered accounting firm’s independence and objectivity.

Principal accountant fees and services

The following table sets forth the fees billed to us, in US$ million, by our independent registered accounting firm KPMG Auditores Independentes Ltda.during the fiscal years ended December 31, 2021 and 2020:

	2021	2020
Audit fees(1)	6.2	6.7
Audit-related fees(2)	0.1	1.2
Tax fees(3)	0.4	0.3
TOTAL FEES	6.7	8.2

(1)      Audit fees comprise fees billed in connection with the audit of our audited consolidated financial statements (IFRS and Brazilian GAAP), interim reviews (IFRS and Brazilian GAAP), audits of our subsidiaries (IFRS and Brazilian GAAP, among others), consent letters and review of periodic documents filed with the SEC.

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	224

Additional Information on Members of our Audit Committee

Relying on the exemption set forth in Rule 10A-3(b)(1)(iv)(E), two members of our audit committee, Mr. Márcio Andrade Weber and Mr. Murilo Marroquim de Souza have been appointed by the Brazilian federal government, which is our controlling shareholder. In our assessment, Mr. Weber and Mr. Marroquim act independently in performing the responsibilities of an audit committee as defined in Rule 10A-3 under the Exchange Act and in accordance with the CVM Rules.

Mr. Rodrigo de Mesquita Pereira is also a member of our audit committee, designated by holders of our preferred shares. Mr. Pereira is independent, as defined in Law No. 13,303/2016 and CVM Instruction No. 509/2011.

For further information relating to potential changes to the composition of our Board of Directors, see “Management and Employees – Management – Board of Directors” in this annual report.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	225

Employees

Our workforce is our most important asset. Our people management is based on meritocracy, inclusion, diversity, dialogue and respect for our employees.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	226

	As of December 31,
	2021	2020	2019
Our employees by region (not including our subsidiaries, joint operations or structure entities)
Southeastern Brazil	32,572	34,047	36,077
Northeastern Brazil	3,840	4,910	7,400
Other locations	2,291	2,528	2,939
Total	38,703	41,485	46,416
Our subsidiaries’ employees by region
Southeastern Brazil	4,901	5,216	5,697
Northeastern Brazil	744	856	2,328
Other locations in Brazil	563	717	2,666
Abroad	621	776	876
Total	6,829	7,565	11,567
TOTAL	45,532	49,050	57,983

We attract and retain talented employees by offering competitive benefits and participation in a variable compensation program, as well as the possibility for professional growth and development based on performance and meritocracy in addition to monthly compensation.

The table below sets forth the main expenses related to our employees for the last three years:

	US$ million
	2021	2020	2019
Salaries, accrued vacations and related charges	2,665	3,064	4,313
Employee training	8	6	49
Profit-sharing distributions	125	7	43
Variable compensation program	469	439	643

For more information on profit-sharing distributions and variable compensation program see respectively “ – Labor Relations” and “ – Employees Variable Compensation” in this annual report.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	227

Workforce

One of the main current and future challenges for our people management is to ensure the continuous adequacy of our workforce to the business portfolio.

At the end of 2020, we implemented a new headcount planning methodology, called optimal headcount, which aims to determine our workforce needs, considering operational safety and projects requirements. The main goals of the new methodology is to focus on optimizing overhead and meeting business needs.

In addition, we seek to implement the following initiatives to adapt our current workforce to our strategies: improvement of internal workforce mobility practices; flexibility for our portfolio management strategy; training and continuing education programs related to mobility programs; analysis of impacts and costs; critical thinking; knowledge management; and improvement of our workforce profile. These programs, which facilitate the increase of productivity and optimize processes, will also allow us to better adjust our workforce to our business needs.

Employees are one of the most important intangible assets to us and the ability to attract qualified and talented employees, as well as retain and nurture internal talent is critical to our success and sustainability. We focus on attracting the best talent without neglecting our internal talents that have grown with the company, understand the organization, its mission and culture.

In order to meet workforce needs, we prioritize the filling of open positions internally, through organized internal career mobility processes to retain talent and reduce external hiring costs.

We also have been hiring external employees through different recruitment processes. In order to determine the number of new employees, we consider both our business needs and our current vacancies. In 2021, 7,326 open positions were filled internally, representing 98.8% of the total amount of vacancies.

As one of the measures adopted to achieve our workforce needs, after three years without conducting a public recruitment processes (PSP), in 2021 we launched a PSP to fill 757 vacancies, with 8% of vacancies reserved for disabled people. We had approximately 212,000 applicants and the PSP is expected to be completed in the first half of 2022. In 2021, a total of 90 employees were hired, of which 90% were hired through public recruitment processes from previous years.

Another important tool adopted for workforce adjustments is the Voluntary Severance Program (“PDV”). In 2021, 2,579 employees left the company through the Incentive Retirement Program (“PAI”) and the three PDVs, differentiated by target audience: (i) PDV 2019, focused on retired employees, (ii) a program for employees of certain areas undergoing divestment processes and (iii) one focused on administrative employees.

In total, 2,847 employees left the company in 2021, of which 2,702 were voluntary dismissals (includes PDVs and other types of dismissals).

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	228

OUR TURNOVER (not including our subsidiaries, joint operations or structure entities)

As the number of dismissals exceeded the number of our new employees in the last several years, the range distribution of our employees by time spent at our company, as well as the age pyramid, underwent significant changes. These changes promoted a more balanced professional profile distribution by seniority. Our current workforce profile is appropriate for our growth in terms of knowledge and talent management, which we believe ensures competitive advantage and value to our business.

TIME IN PETROBRAS (not including our subsidiaries, joint operations or structure entities) (%)

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	229

Labor Relations

We respect the freedom of association and recognize the right to collective bargaining, as recommended by United Nations Global Pact. This commitment is reinforced by our Human Resources Policy, which determines the implementation of sustainable agreements built through dialogue, ethics and transparency with employee representatives, and by our Code of Ethical Conduct which ensures freedom of union association. We also follow the International Labor Organization (“ILO”) conventions ratified by Brazil.

We maintain relationships with 17 trade unions and two federations (i.e., a top-level union entity) of oil workers, as well as eight unions and one federation of maritime workers. We value our relationships with all our stakeholders, including trade unions. For this reason, we invest in open dialog and maintain a permanent bargaining process. As of December 31, 2021, 41% of our employees were unionized.

We have a Collective Bargaining Agreement (“2020-2022 CBA”) with all of the oil and maritime trade unions, valid for two years, until August 2022. These agreements include economic and social provisions relating to work, safety conditions, benefits, and other matters. In 2020, there was a negotiation regarding the automatic adjustment of wages and benefits by the cost-of-living index in 2021.

We also set several Individual Employment Agreements with employees who desire this format of agreement and meet the minimum requirements determined by law. In the past years we have used a two-year term agreement that covers the same conditions offered in our CBA.

Currently, 92% of our employees are covered by collective bargaining agreements and 8% of our employees are under individual employment agreements.

In 2021, we increased the salaries and benefits of oil and maritime employees by 10.42% and 11.08%, respectively, according to the conditions negotiated and established in the 2020-2022 CBA.

We also have a Profit Sharing Program (“PLR”) Agreement valid for 2021 and 2022, which determines the rules regarding profit sharing payment.

Another right defined in Brazilian legislation is the power of employees to embrace their causes and promote strikes under the principles defined by law. We respect the right to strike but maintain our activities in full operation using contingency plans. The contingency plans represent are the way we can deal with several types of situation, being a and backup plans for operational continuity we may use in case of unexpected situations.

Benefits

Employees Variable Compensation

We adopt a compensation policy in line with market practices in which we operate.

Performance Award Program

Since 2019 we have used the Performance Award Program (“PPP”), a variable remuneration model for all employees. In line with our Strategic Plan, the PPP aims to align the interest between shareholders, executives, career and non-career employees, encourage result-oriented behavior, variable compensation based on results achieved, variable remuneration for task delivery (meritocracy) and contribution to attracting and retaining talent.

In the 2020 fiscal year, the PPP was activated after compliance with the established minimum prerequisites:

▪	For employees, the PPP was triggered by the achievement of positive net income for the year, excluding the impacts of impairment and exchange variation contained in our net financial result.
▪	For the members of the Executive Board, the activation was triggered by the achievement of positive net income during the 2020 fiscal year.
PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	230

As a result, US$461 million was provisioned as of December 31, 2021, to be paid after approval during the next Annual General Meeting.

During 2021, the scorecards of the organizational units continued to be considered as input for the assessment of members of the board, executive managers and other members of our general structure, which are reflected in the calculation of variable remuneration. As in 2020, these scorecards include the following items: (i) the results of our main metrics such as: Gross Debt (corresponds to the total outstanding balance of contracted debts), Delta EVA® (Economic Value Added - measures the economic profit in a given period minus the cost of invested capital from its operating profit), IGEE (Monitors our performance in relation to the direct emission of greenhouse gases into the atmosphere) and VAZO (calculates the total volume of oil leaked in occurrences with volume above one barrel and which reached bodies of water or non-impermeable soil); (ii) the scores of specific metrics of each executive scorecard (represented by specific indicators and strategic initiatives that address economic, environmental and social factors); and (iii) discretionary assessment made by the immediate superior according to the employee's profile and performance.

The higher the hierarchical level, the greater the weight of the top metrics and, therefore, the multiple remunerations associated with the award reflecting the greater degree of responsibility of the manager in relation to the metrics of his or her area and to our performance metrics.

As approved by our Board of Directors and SEST, program payments will be deferred over five years as a long-term incentive (“LTI”) for members of the Executive Board (President and Directors) and, since the 2020 fiscal year, for our Executive Managers and General Managers. The value of such payments will be based on the market value of our shares without factoring in any option to buy our shares. Consequently, Executive Board and Management payments will be carried out as follows: 60% of the value of the Program will be paid in a cash installment while 40% of the balance will be settled in four annual deferred installments, the value of which will be symbolically converted into the corresponding number of our common shares (PETR3), using as a base value their weighted average during the last 60 trading sessions of the applicable fiscal year. The President, Executive Director, Executive Managers or General Managers may exercise the right to receive deferred installments after the established grace periods have been fulfilled. The value of each installment will be equivalent to the conversion of symbolic shares into cash value based on the weighted average of our common shares during the last 20 trading sessions prior to the request date.

Profit Sharing Program (“PLR”)

We also have a Profit Sharing Program (“PLR”) agreement for the 2021-2022 period for all employees who do not hold leadership and specialist roles (i.e., it would not include individuals holding positions such as managers, specialists and supervisors). The amount provisioned for fiscal year 2021 is equivalent to US$106.8 million (R$596.2 million) and will be paid in 2022.

For the payment of the PLR to occur, the following conditions must be met:

▪	Dividend distribution approval by the Annual General Meeting;
▪	Net Income Calculation of the reference year; and
▪	Achievement of an average percentage (weighted) of at least 80% for target indicators established by the Board of Directors in the PLR agreement.

For the 2020 fiscal year, the PLR only applied to maritime employees, since only their unions accepted the proposal, although it was offered to all unions that represent our employees. In June 2021, the amount of profit sharing paid to maritime employees was approximately US$169,447.00 (R$896,500,00) corresponding to the results obtained in fiscal year 2020.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	231

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

Pension Plans

Until March 2018, we sponsored two pension plans: (i) the Plano Petros do Sistema Petrobras (“PPSP”), a defined-benefit plan closed to new members, and (ii) the Petros-2 Plan (“Petros 2”), a variable contribution plan (mixed type plan that combines defined benefit and defined contribution characteristics), open and in force since 2007, and managed by Petrobras Social Security Foundation – Petros.

In April 2018, the PPSP was split up into two plans: (i) one made up of employees and pensioners, who adhered to the new rules of the plan in 2006, 2007 and 2012 (“PPSP-Renegotiated”) and (ii) one for those employees and pensioners that did not adhere (“PPSP-Not Renegotiated”). In December 2019, once again, the PPSP-Renegotiated and PPSP-Not Renegotiated plans were split into two new plans each: (i) one for employees and pensioners who joined the plan before 1970 and (ii) one for employees and pensioners who joined the plan after 1970.

In August 2021, Petros, after attesting to its economic viability, started the operation of the new Petros-3 Plan (“Petros 3”). This is a defined contribution plan, originated from the voluntary option of the PPSP-Renegotiated and PPSP-Not Renegotiated plans participants both for employees and retired employees who joined the PPSP plan after 1970. At the end of the option process, the Petros 3 plan had a total of 2,174 participants.

Thus, there are currently six pension plans in place: four defined-benefit plans, one variable contribution plan and one defined contribution plan which, together, cover 96% of our employees.

Equalization of Petros Plans

The main purpose of our pension plans is to supplement the social security pension benefits of our retired employees. Thus, our employees make mandatory monthly contributions as participants of our plans, and we do the same as sponsors.

In March 2020, our Board of Directors deliberated on a new equalization plan (“New DEP”) of the PPSP-Renegotiated and PPSP-Not Renegotiated, managed by Petros and in compliance with Brazilian social security legislation.

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

The remaining balance to be settled by the extraordinary contributions contracted through the New DEP in the PPSP-Renegotiated and PPSP-Not Renegotiated plans was US$ 2.9 billion as of December 31, 2021, as recorded in Petros plans balance sheets at present value.

The effects of the New DEP on our financial statements have been accounted for since the second quarter of 2020, when the New DEP was approved.

In 2021, due to the adverse economic scenario, the final projection is for negative profitability for all PPSPs. The PP2 plan, on the other hand, has been showing positive profitability, but below the actuarial targets also due, especially, to the challenging market environment.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	232

Petros will carry out solvency assessments of the plans in compliance with the procedures guided by the applicable rule and, in each specific case, will indicate the most appropriate measures for the treatment of results in order to contribute to the economic and actuarial stability of the plans managed by Petros.

By any means in our liability management process we continuously monitor opportunities related to pension liability management

For more information on the New DEP, see Note 17.3 to our audited consolidated financial statements.

The table below presents the benefits paid, contributions made, and outstanding pension liabilities for the years ended December 31, 2021, 2020 and 2019:

	US$ million
	2021	2020	2019
Total benefits paid – pension plans	1,336	1,185	1,552
Total contributions – pension plans(1)	2,100	917	1,682
Net actuarial liabilities(2)	5,395	10,286	14,508
(1)	Contributions of sponsors, including defined contributions recognized in the statement of income (PP-2 and PP-3).
(2)	Unfunded pension plans obligations.

For more information on the Petros plan, see “Risks – Risk Factors” in this annual report and Notes 4.4 and 17 to our audited consolidated financial statements.

Health and Pharmacy Benefit Plan

We offer a supplementary health care plan, the Saúde Petrobras, which provides for medical, hospital and dental care services to all active and retired employees and their dependents, through the co-participation of all the health care plan participants.

Since April 2021, the Saúde Petrobras plan has been operated through a non-profit association called Associação Petrobras de Saúde (“APS”). This new management model was created to provide greater corporate security with technology, governance and compliance, through professional management and with expertise in supplementary health. The purpose is to improve the quality of services and assistance to beneficiaries, as well bring more transparency in their administration, cost efficiency and risk segregation, without any changes to the benefits and scope under the plan.

During 2021, we had to absorb 60% of these costs and 40% must be paid by health insurance associates. The agreement settled with unions that represents our employees provides that this cost ratio will be maintained until a new agreement is established.

An independent actuary consultant calculates our commitment related to future benefits for plan participants on an annual basis, based on the projected unit credit method. The health care plan is not funded or otherwise collateralized by assets. Instead, we make benefit payments based on annual costs incurred by plan participants.

The Saúde Petrobras benefit also offers coverage of complementary programs, such as the Benefício Farmácia program. This program only covers drugs from a predefined list of chronic or psychiatric diseases. By choosing to use the Benefício Farmácia, the beneficiary must incur costs as determined in the co-participation system.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Management and Employees	233

The table below shows the post-employment benefits paid and outstanding medical liabilities for the years ended December 31, 2021, 2020 and 2019:

	US$ million
	2021	2020	2019
Total benefits paid – medical plan(1)	309	310	442
Net actuarial liabilities(2)	4,485	5,356	11,986
(1)	Composed of Saúde Petrobras and Benefício Farmácia amounts.
(2)	Unfunded medical plan obligations.

For more information on our employee benefits, see Notes 4.4 and 17 to our audited consolidated financial statements and “Risks – Risk Factors” in this annual report.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Compliance and Internal Controls	235

Compliance

Ethical principles guide our business and our relations with third parties. Our activities follow clearly articulated policies, standards, and procedures that have been formally established by us. These policies and procedures are communicated to all employees and accessible from any company device, with our main corporate policies also available on our website. The information on our website is not and shall not be deemed to be incorporated into this annual report.

We have continually worked to strengthen our Integrity System. We have a Code of Ethical Conduct that provides guidance on the commitments and conduct that we require from our personnel. The Code of Ethical Conduct increases the focus on our values and commitments, providing tools for self-reflection to help employees to comply with our ethical principles while performing their duties.

In order to integrate and strengthen our Integrity System, in addition to our Code of Ethical Conduct we highlight our corporate Compliance Policy, our Guide to Ethical Conduct for Suppliers and our Petrobras Corruption Prevention Program (“PCPP”).

To ensure an ethical environment for our business, we work to promote a culture of integrity, the prevention, detection and correction of incidents, including fraud, corruption, conflict of interests and money laundering, the management of our internal controls and the integrity analysis of managers and counterparts.

We offer training for all our employees, particularly employees working on activities with greater exposure to compliance risks, as well as the members of our Board of Executive Officers and our Board of Directors.

In 2021, we launched the Conflict of Interest Prevention Course with the goal of disseminating a culture of integrity. By December 30, 2021, this e-learning training was completed by 37,985 employees or 99.6% of all our personnel. Through practical examples and real cases, the training helps to identify and prevent situations of conflicts of interest in a clear and didactic way. It also teaches how we should act on a daily basis and how to use the available consultation tools. Training was made available and is mandatory to all our employees, including managers and senior management.

In 2021, we also provided training sessions to directors and executive officers, covering mainly the following topics:

▪	Code of Ethical Conduct;
▪	Our corporate governance and decision-making process;
▪	Compliance, internal controls and related party transactions;
▪	Risk management;
▪	Business performance;
▪	Brazilian anti-corruption law;
▪	Antitrust Compliance;
▪	Environmental, Social and Governance; and
▪	Information security.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Compliance and Internal Controls	236

Code of Ethical Conduct

Created in 2020, our Code of Ethical Conduct is an improvement of the “Code of Ethics” and the “Conduct Guide,” which were merged. The unification of the previous documents is a simple approach, improving the organization’s values, the principles and conduct it expects, promoting elements such as trust, transparency, responsibility, innovation, meritocracy, and best market practices.

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

The Code of Ethical Conduct is aligned with the best corporate integrity practices and represents another step towards strengthening our integrity culture. It is based on our values such as respect for life, people and the environment, ethics and transparency, resilience and trust, market orientation and results. Based on these values, the three main principles that support the guidelines of the Code of Ethical Conduct are:

▪	Respect for life, people and the environment;
▪	Integrity, transparency and meritocracy; and
▪	Value addition.

Our commitments of conduct are: example, accountability, trust, courage, union, cooperation, innovation, continuous improvement, results, reputation and transparency.

Our Code of Ethical Conduct is available on our website. The information on our website is not and shall not be deemed to be incorporated into this annual report.

Compliance Policy

The purpose of the Compliance Policy is to ensure that we comply with the laws and rules of regulatory bodies, acting to correct and prevent misconduct.

Drafted in 2014, the Compliance Policy was updated in 2020 with principles and guidelines approved by our Board of Directors. The five principles that guide our compliance actions are:

▪	All our business and relationships must be guided by the highest values of ethics, integrity and transparency, following all national and international standards and laws, and with zero tolerance for any type of misconduct.
▪	Our vision, mission, strategies, goals, operations, processes, and activities must reflect our commitment to compliance actions, providing a safe environment for decision making. Our goal is to be a reference in ethics, integrity and transparency in Brazil and worldwide.
▪	Our actions must be preventive as a priority, to inhibit violations of the rules and reduce the risk of misconduct, such as fraud, corruption, money laundering and financing of terrorism.
▪	All indications of misconduct must be investigated and measures adopted for the immediate interruption and repair of any damage to the company, generating proportional consequences for those responsible.
▪	Our actions must convey credibility and act as a positive example to companies and society, exercising leadership in the promotion of a business environment that is increasingly more ethical, honest and transparent, aligned with high performance and our values.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Compliance and Internal Controls	237

Ethical Conduct Guide for Suppliers

Created in 2020, our Ethical Conduct Guide for Suppliers is the first document exclusively aimed at our suppliers, with guidelines on expected values and ethical behavior. It applies to all suppliers, in Brazil or abroad, that are involved in business processes and have signed contracts, agreements and terms of cooperation with us. The Ethical Conduct Guide for Suppliers reaffirms our zero tolerance to any form of fraud and corruption, demanding the same stance from our supply chain, and was elaborated in accordance with the best international practices and is aligned with the guidelines of the Dow Jones Sustainability Index, the B3 Corporate Sustainability Index and the Corporate Human Rights Benchmark. The Ethical Conduct Guide for Suppliers reinforces that suppliers must promote decent and safe working conditions for their employees, combat child and slavery labor and respect the environment. It also determines that suppliers must promote diversity, gender and racial equality and the inclusion of people with disabilities. The Ethical Conduct Guide for Suppliers brings an evolution by consolidating the principles and ethical guidelines applicable to suppliers in a single document. The observance of this Ethical Conduct Guide by all suppliers is crucial for us to achieve our goals in an ethical and transparent way and is aligned with our ESG standards. Therefore, we monitor suppliers' compliance through the performance management system, as reinforced in our recent released Quality Guide for Suppliers which can be found at https://canalfornecedor.petrobras.com.br/en. The information on this website is not and shall not be deemed to be incorporated by reference into this annual report.

Petrobras Corruption Prevention Program

The Petrobras Corruption Prevention Program (“PCPP”) is another document that is part of our Integrity System. The PCPP is based on continuous actions of prevention, detection and correction of misconducts, including fraud, corruption and money laundering.

The program targets our various stakeholders, including senior management, workforce, clients, suppliers, investors, partners, sponsored entities, government and those who relate to and/or represent our interests in the Company’s business relations.

Together with the Code of Ethical Conduct and the Compliance Policy of Petrobras, the Program contributes to the commitment of everyone in preventing and fighting against fraud, corruption and money laundering.

Ethics Commission

Our ethics commission acts as a forum for discussion of subjects related to ethics. It also serves in an advisory capacity to our management and workforce, providing recommendations with respect to topics related to ethics management issues, proposing rules for the incorporation of new concepts, and adopting measures to comply with legislation and following best practices that reinforce our zero tolerance approach to acts of misconduct.

Our ethics commission is composed of employees appointed after an internal selection process consisting of background checks and interviews. Our Board of Directors and our Board of Executive Officers approve each new appointment.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Compliance and Internal Controls	238

Related Party Transactions

In October 2021, in order to comply with Brazilian legislation, as Law No. 13,303/16, Decree No. 8,945/16 and the CVM regulation, our Board of Directors approved the annual review of our policy for related party transactions, aiming at fostering transparency in our procedures, conducting better corporate governance practices. This policy also aims to guarantee the adequate and diligent decision-making process by our management, observing market conditions or appropriate compensatory payment, in the event of potential conflicts of interest.

Any related-party transaction in which we are involved and that meets the criteria established in our policy, must be previously analyzed by our audit committee, which has to report its conclusions to our Board of Directors on a monthly basis.

Our policy provides for a strict governance procedure for proposed transactions directly or indirectly involving our controlling shareholder. In the specific case of transactions with related parties involving the Federal government, its autarchies, foundations and federal state-owned companies, the latter when classified as outside the normal course of business of the Company by our audit committee, which are within the scope of approval of our Board of Directors, must observe the following special procedure: (i) be analyzed by the audit committee and by the minority committee prior to submission to our Board of Directors, (ii) fall within the purview of our Board of Directors for approval. Any such transaction must be approved by two-thirds of the members present at our Board of Directors meeting.

For additional information regarding our outstanding related party transactions as of December 31, 2021, see Note 37 to our audited consolidated financial statements.

Transactions with our Board of Directors or Executive Officers

Direct transactions with the companies of members of our Board of Directors or our executive officers must follow the conditions of a commercial transaction and market practice guiding transactions with third parties. None of our Board of Directors members, our executive officers or close members of their families has had any direct interest in any transaction we effected that is or was unusual in its nature or conditions, or material to our business during the year, and which remains in any way outstanding or unperformed. From the preceding financial year until February 28, 2022, we have not entered into any transaction with related parties which is or was unusual in its nature or conditions. We have no outstanding loans or guarantees to the members of our board of directors, executive officers, key management personnel or any close member of their families.

For a description of the shares beneficially held by the members of our board of directors and close members of their families, see “Management and Employees – Management – Additional Information on our Board of Directors and Board of Executive Officers – Share Ownership” in this annual report.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Compliance and Internal Controls	239

Transactions with the Brazilian Federal Government

We have engaged, and expect to continue to engage, in the ordinary course of business in numerous transactions with our controlling shareholder, the Brazilian federal government, and with banks and other entities under its control, including financing and banking, asset management and other transactions. These transactions resulted in a net asset of US$9,076 million due from the Brazilian federal government and other entities under its control as of December 31, 2021.

On November 30, 2020, there was a final decision in relation to the Petroleum and Alcohol Account lawsuit filed in 2011. As of December 31, 2021, this receivable amounted to US$506 million.

In 2021, constitutional amendments changed the form of payment of judicial debts by the Brazilian Federal Government (precatórios), establishing that there will be a limit for annual payments until the end of 2026, including budgetary limitations. Consequently, we expect to receive the amounts of the Petroleum and Alcohol Accounts between 2022 and 2027, depending on the yearly budgetary limitations of the Brazilian federal government.

In addition, we are allowed to invest in securities issued by the Brazilian federal government, provided that the legal and regulatory requirements are met and taking into consideration market’s best practices and the conservatism that should guide our investments.

As of December 31, 2021, the balance of securities issued by the Brazilian federal government that have been directly acquired and held by us amounted to US$1,446 million.

For further information on related party transactions, see Note 37 to our audited consolidated financial statements.

Transactions with associates

On December 29, 2021, we signed five contracts with our associate Braskem for the sale and purchase of petrochemicals products. These contracts amount to US$7.5 billion, equivalent to the remaining values of the prior contracts that were cancelled. The new contracts are effective as of January 1, 2022 with maturities between May 2026 and December 2029.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Compliance and Internal Controls	240

Controls and Procedures

Disclosure Controls and Procedures

We, together with our CEO and CFO, have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2021. Our CEO and CFO concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information we are required to disclose in the reports that we file or submit under the Exchange Act was being recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms. They also concluded that such disclosure was compiled for and communicated to our management, including our CEO and CFO, as appropriate, to allow for timely decisions regarding the required disclosure.

Although we have faced the Covid-19 pandemic and, as a consequence, have adopted preventive measures, the effects of the Covid-19 pandemic did not materially affect our internal control over financial reporting. For more information, see “Environmental, Social and Governance— Our responses to the Covid-19 Pandemic” in this annual report.

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 based on the criteria established in “Internal Controls – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of Treadway Commission (“COSO”). Our management has concluded that our internal control over financial reporting was effective.

Audit of the Effectiveness of Internal Control over Financial Reporting

Our independent registered accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2021, as stated in their report, which is included herein.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Compliance and Internal Controls	241

Changes in Internal Control over Financial Reporting

Since April 2021, our supplementary health care plan has been operated through a non-profit association (APS) and, as a consequence, controls related to its activities have been executed by APS, under our supervision. There were no other significant changes during the fiscal year 2021 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Compliance and Internal Controls	242

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

All complaints received through the whistleblower channel are forwarded to the ombudsman’s office, which analyzes, classifies, and directs them to the relevant office for follow-up. Allegations regarding compliance issues, which include fraud, corruption and other matters, are sent to the governance and compliance office, which has full access, independence, qualification and autonomy to thoroughly investigate allegations of this nature.

Upon the conclusion of each investigation, we use any material findings to improve our compliance efforts. If the findings in some instances indicate that any of our current or former employees did not comply with certain internal policies, the matter is submitted to the integrity committee, a collegial body that acts independently and reports to the Board of Directors, and appropriate disciplinary measures and remedial actions may apply (or are taken, according with applicable labor laws and internal policies).

We continue to fully cooperate with Brazilian and U.S. authorities, even though the Non-Prosecution Agreement with the DoJ terminated in September 2021 (See “Legal and Tax – Legal Proceedings – Investigations Carried out by Authorities” in this annual report), in an effort to uncover wrongdoing and hold those responsible accountable. We continue to allocate significant resources to investigating allegations of misconduct and responding appropriately to investigative findings. We continue to improve our internal investigation procedures to ensure that investigations are conducted completely and efficiently and that disciplinary measures are imposed fairly, uniformly and promptly.

Irrespective of the findings of our internal investigations, in order to mitigate potential risks of further non-compliance with our internal policies, we continue to develop and implement a number of measures aimed at improving corporate governance, our management of processes and risk management and controls, including those related to fraud and corruption.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Shareholder Information	244

Listing

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Shareholder Information	245

Corporate Governance of B3 – Level 2

Since 2018, we have been listed in the corporate governance Level 2 listing segment of the B3. Below are some of our corporate governance practices due to our listing on the Level 2 listing segment:

▪    the attributions of our minority committee are expanded;

▪    our Board of Directors is composed of at least 40% independent members;

▪    we disclose an annual calendar of corporate events;

▪    we must assure 100% of tag along to holders of our preferred shares – under the same conditions granted to holders of our common shares; and

▪    we provide an arbitration procedure for matters arising from, and relating to, Level 2 rules and regulation.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Shareholder Information	246

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

On December 31, 2021, there were 1,987,233,964 outstanding common shares and 590,961,930 outstanding preferred shares represented by ADSs. There has been no change in the past five fiscal years in the amount of our issued share capital, as well as in the number of our common and preferred shares or in the voting rights of our common and preferred shares. See Exhibit 1.1 to this annual report for a copy of our Bylaws.

In the beginning of 2022, our stock value increased, and as of March 29, 2022, our stock price was US$14.49 (PBR) and US$ 13.58 (PBR/A ). In 2021, our stock value was nearly flat, despite the rising Brent prices and improvements in our financial and operational performance. Our stock outperformed IBOV at B3 and underperformed AMEXOIL at NYSE. In 2020, our stock value was affected by the impact of Covid-19 pandemic and Brent prices reduction, underperforming the IBOV at the B3. Our stock value increased in 2019 and outperformed our peers at the NYSE (Amex Oil index or AMEXOIL), as well as performed slightly below the Ibovespa index (or IBOV) at the B3.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Shareholder Information	247

STOCK PERFORMANCE SINCE 2019

Index No = 100 on 01/01/2019

+49.9%
+43.2%
+28.7%
jan. 2019
feb. 19
mar. 19
apr. 19
may. 19
jun. 19
jul. 19
aug. 19
sep. 19
oct. 19
nov. 19
dec. 19
jan. 2020
feb. 20
mar. 20
apr. 20
may. 20
jun. 20
jul. 20
aug. 20
sep. 20
oct. 20
nov. 20
dec. 20
jan. 2021
feb. 21
mar. 21
apr. 21
may. 21
jun. 21
jul. 21
aug. 21
sep. 21
oct. 21
nov. 21
dec. 21
jan. 2022
feb. 22
PETR3
PETR4
IBOV

	Common Shares (PETR3):	Preferred Shares (PETR4):	Market value*:
Appreciation in 2021:	+6.4%	+0.4%	R$461.2 billion / +59.3%
Stock Value as of February 28, 2022*:	R$36.37	R$34.00	Ibovespa*
Appreciation in LTM of February 28, 2022:	+64.2%	+52.9%	+2.8%

* Information regarding LTM of February 28, 2022.

Source: Bloomberg

ADR PERFORMANCE SINCE 2019

Index No = 100 on 01/01/2019

+26.3%
+12.9%
+9.8%
jan. 2019
feb. 19
mar. 19
apr. 19
may. 19
jun. 19
jul. 19
aug. 19
sep. 19
oct. 19
nov. 19
dec. 19
jan. 2020
feb. 20
mar. 20
apr. 20
may. 20
jun. 20
jul. 20
aug. 20
sep. 20
oct. 20
nov. 20
dec. 20
jan. 2021
feb. 21
mar. 21
apr. 21
may. 21
jun. 21
jul. 21
aug. 21
sep. 21
oct. 21
nov. 21
dec. 21
jan. 2022
feb. 22
PBR
PBR/A
AMEXOIL

	ADRs representing Common Shares (PBR):	ADRs representing Preferred Shares (PBRA):	Market value*:
			US$89.8 billion / +74.0%
Appreciation in 2021:	-2.2%	-8.6%	
Value on February 28, 2022*:	US$14.29	US$13.09	AMEXOIL* +48.8%
Appreciation in LTM of February 28, 2022:	+80.2%	+65.7%	
			BRENT OIL* +52.7%

* Information regarding LTM of February 28, 2022.

Source: Bloomberg

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Shareholder Information	248

The following table sets forth information concerning the ownership of our common and preferred shares as of February 28, 2022, by the Brazilian federal government and certain public sector entities:

Shareholders	Common Shares	%	Preferred Shares	%	Total Shares	%
Brazilian federal government	3,740,470,811	50.26	—	—	3,740,470,811	28.67
BNDES	—	—	135,248,258	2.41	135,248,258	1.04
BNDES Participações S.A. – BNDESPar	—	—	900,210,496	16.07	900,210,496	6.90
All members of our Board of Directors, Executive Officers and members of our Fiscal Council (permanent and alternate) (28 people in total)	—	—	67,877	0.00	67,877	0.00
Others	3,701,983,331	49.74	4,566,516,157	81.52	8,268,499,488	63.39
TOTAL	7,442,454,142	100.00	5,602,042,788	100.00	13,044,496,930	100.00

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

Our shareholding base includes over 800,000 shareholders at the B3 and ADR accounts at the NYSE.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Shareholder Information	249

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Shareholder Information	250

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Shareholder Information	251

Shareholders’ Rights

Shareholders’ Meetings and Voting Rights

Our shareholders have voting rights at the shareholders’ meeting to decide on any matters related to our corporate purposes and to pass any resolutions they deem necessary for our protection and development, except for certain matters whose authority to resolve are exclusively held by our corporate governing bodies.

Our annual shareholders’ meeting takes place at our headquarters, in Rio de Janeiro, Brazil, in April of each year. Additionally, our Board of Directors or, in some specific situations set forth in Brazilian Corporate Law, our shareholders or Fiscal Council, may call our extraordinary shareholders’ meetings. Given the effects of the Covid-19 pandemic in Brazil and the measures taken by health authorities and governments to address the pandemic, particularly regarding social distance measures, the annual shareholders’ meeting was held exclusively virtually, as permitted by Instruction CVM No. 622/2020.

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

Voting quorum. Matters to be approved at our shareholders’ meeting must be approved by the quorums specified below.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Shareholder Information	252

Matter approved by majority vote (of holders of common shares attending the meeting):

▪	amend our Bylaws;
▪	approve any capital change;
▪	elect or dismiss members of our Board of Directors and Fiscal Council (and its respective alternates), subject to the right of our preferred shareholders to elect or dismiss one member of our Board of Directors and to elect one member of our Fiscal Council (and its respective alternates) and to the right of our employees to elect or dismiss one member of our Board of Directors;
▪	receive the yearly financial statements prepared by our management and accept or reject management’s financial statements, including the allocation of net income for payment of the mandatory dividend and allocation to the various reserve accounts;
▪	authorize the issuance of debentures, except for the issuance of non-convertible unsecured debentures or the sale of such debentures when in treasury, which may be approved by our Board of Directors;
▪	accept or reject the valuation of assets contributed by a shareholder in consideration for increase of capital stock;
▪	approve the disposal of convertible debentures issued by our wholly-owned subsidiaries and held by us;
▪	establish the compensation of the former members of our Board of Executive Officers, our Board of Directors, our Fiscal Council, including the compensation due during the period of six months of forfeiture provided for in our Bylaws, and of advisory committees to our Board of Directors;
▪	approve the cancellation of our registration as a publicly-traded company;
▪	approve the requirements of our nomination policy, in addition to the requirements provided by law applicable to boards of directors and fiscal councils; and
▪	approve in the case of publicly-traded company, the execution of transactions with related parties, and the sale or contribution of assets to another company, if the value of the transaction corresponds to more than 50% (fifty percent) of the value of the total assets listed in the last approved balance sheet.

Matter approved by at least one-half of the common shares of our total capital stock:

▪	reduce of the mandatory dividend distribution;
▪	merge into another company or consolidate with another company, subject to the conditions set forth in Brazilian Corporate Law;
▪	participate in a group of companies subject to the conditions set forth in Brazilian Corporate Law;
▪	change our corporate purpose, which must be preceded by an amendment to our Bylaws by federal law, as we are controlled by the Brazilian federal government and our corporate purpose is established by law;
▪	spin-off of a portion of us, subject to the conditions set forth in Brazilian Corporate Law;
▪	waive the right to subscribe to shares or convertible debentures issued by our wholly-owned subsidiaries or associate;
▪	decide on our dissolution;
▪	create preferred shares or increase the existing classes of preferred shares, without preserving the proportions to any other class of preferred shares, except as set forth in or authorized by our Bylaws;
▪	change the preferences, privileges or redemption or amortization conditions of any class of preferred shares; and
▪	create new class of preferred shares entitled to more favorable conditions than the existing classes.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Shareholder Information	253

Matter approved by a special quorum:

▪	select a specialized company to work out the appraisal of our shares by economic value in the event of the cancellation of our registry as a publicly-traded company, which matter must be approved by the majority of votes from the holders of the outstanding shares that are present at the meeting. According to B3´s Level 2 regulation, outstanding shares means all the shares issued by a company, except for the shares held by the controlling shareholder, by persons linked to such controlling shareholder and by our managers, as well as those shares in treasury and special class of preferred shares which purpose is to guarantee differentiated political rights and, be non-transferable and exclusive property of the privatizing entity. This matter must only be discussed in a shareholders’ meeting installed with the presence of at least 20% of the holders of the outstanding shares in a first call, or the presence of any number of holders of the outstanding shares in a second call.

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

Regarding the right to appoint members of our Board of Directors and our Fiscal Council, the following should be highlighted:

▪	our minority preferred shareholders that together hold at least 10% of the total capital stock (excluding the shares held by our controlling shareholder) have the right to elect and remove one member to our Board of Directors at a shareholders’ meeting, by a separate voting procedure;
▪	our minority common shareholders have the right to elect and remove one member to our Board of Directors, if a greater number of directors is not elected by such minority shareholders by means of the cumulative voting procedure;
▪	our employees have the right to directly elect one member to our Board of Directors by means of a separate voting procedure, pursuant to Law No. 12,353/10; and
▪	subject to the provisions of applicable law, the Brazilian Minister of Economy has the right to elect and remove one member of our Board of Directors.

Brazilian Corporate Law and our Bylaws provide that, regardless of the exercise by our minority shareholders of the rights related to the cumulative voting process, the Brazilian federal government always has the right to appoint the majority members of our directors and our Fiscal Council.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Shareholder Information	254

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

This right of withdrawal may be exercised by the holders of the adversely affected common or preferred shares, provided that certain conditions set forth in Brazilian Corporate Law are met, in the event that we decide to:

▪	increase the existing classes of preferred shares, without preserving the proportions to any other class of preferred shares;
▪	change the preferences, privileges, redemption or amortization conditions of any class of preferred shares or to create a new class of preferred shares entitled to more favorable conditions than the existing classes;
▪	merge into another company or to consolidate with another company;
▪	participate in a centralized group of companies as defined under Brazilian Corporate Law;
▪	reduce the mandatory distribution of dividends;
▪	change our corporate purposes;
▪	spin-off a portion of us;
▪	transfer all of our shares to another company or to receive shares of another company in order to make us, whose shares are transferred a wholly-owned subsidiary, known in Brazil as incorporação de ações; or
▪	acquire control of another company at a price that exceeds the limits set forth in Brazilian Corporate Law.

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Shareholder Information	255

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

Rights not subject to waiver: According to Brazilian Corporate Law, neither a company’s Bylaws nor decisions taken at a shareholders’ meeting may deprive a shareholder of some specific rights, such as the right to:

▪	participate in the distribution of profits;
▪	participate in any remaining residual assets in the event of our liquidation;
▪	supervise the management of the corporate business as specified in Brazilian Corporate Law;
▪	exercise preemptive rights in the event of a subscription of shares, debentures convertible into shares or subscription warrants (other than with respect to a public offering of such securities, as may be set out in the Bylaws); and
▪	withdraw from our company in the cases specified in Brazilian Corporate Law.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Shareholder Information	256

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

Dividend payments for each fiscal year must be approved by our shareholders at the annual general meeting of shareholders. The profits are distributed to outstanding shares in proportion to the number of shares owned by each shareholder on the applicable record date. Our preferred shares have preference in the distribution of dividends and interest on capital. Thus, the payment of dividends to holders of common shares is subject to the right to dividend distributions held by the holders of preferred shares.

In 2021, we improved our dividend policy. The enhancement of the dividend policy became important because of the anticipated and ultimate achievement of the target of gross debt below US$60 billion in the third quarter of 2021, originally scheduled for 2022.

We set an ideal gross debt level of US$60 billion, including commitments related to leasing. For the purposes of the dividend policy, we will exercise flexibility around this debt target, applying a gross debt of US$65 billion as a criterion to define the method to calculate the remuneration to be distributed.

Additionally, we defined that dividend distribution payments should be made quarterly. The acquisition of PP&E and intangibles assets of the original free cash flow formula was also adjusted to include the signing bonus of the bidding rounds.

The improvement also had the goal of simplifying the dividend policy and establishing an annual minimum remuneration, promoting greater predictability to the cash flow payments to shareholders.

In all distribution parameters, the remuneration to shareholders must follow the rules set forth in Law 6,404/76, in our Bylaws, and must not compromise our short, medium, and long-term financial sustainability.

The dividend policy provides the following parameters for the distribution of dividends, which should be followed in the decisions of the Board of Directors and in the Management proposals to the Annual General Meeting:

▪	1. We establish a minimum annual compensation of US$4 billion for fiscal years in which the average price of Brent is above US$40/bbl, which may be distributed regardless of our level of indebtedness, as long as the principles set forth in the policy are observed.
▪	1.1 The minimum annual compensation should be the same for common shares and preferred shares, provided that it exceeds the minimum amount for preferred shares set forth in our Bylaws.
▪	2. In case of gross debt equal to or less than US$65 billion and positive net income for the year, to be verified in the last quarterly result and approved by the Board of Directors, we should distribute to our shareholders 60% of the difference, calculated in Brazilian reais, between Net cash provided by operating activities and acquisition of PP&E and intangibles assets, according to the equation below, provided that the result of this formula is higher than the amount provided in item 1 and does not compromise our financial sustainability:

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Shareholder Information	257

Shareholder remuneration = 60% x (Net cash from operating activities -
Acquisition of PP&E and intangible asset)

▪	3. Regardless of our level of indebtedness, we may, in exceptional cases, pay extraordinary dividends, exceeding the minimum legal mandatory dividend and/or the amounts established in items 1 and 2, as long as our financial sustainability is preserved.

Furthermore, we may exceptionally approve the distribution of extraordinary dividends even in the event of no net income, as long as the rules set forth in Law No. 6,404/76 are complied with and the criteria defined in the dividend policy are observed.

Pursuant to our Bylaws, intermediate and interim dividends and interest on capital shall be allocated as minimum mandatory dividend as set forth by the Brazilian Corporate Law, including for the purpose of paying the minimum priority dividends of preferred shares.

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

We may treat these payments of interest on capital as a deductible expense for calculating real profit, but the deduction cannot exceed the greater of:

▪	50% of net income before taking into account such distribution, in case these are considered expenses, based on the calculated profit after taking into account any deductions for social contributions on net income and before deducting income tax for the period in respect of which the payment is made; or
▪	50% of retained earnings and profit reserves.

With respect to the payment of dividends, our shareholder must also consider the following:

▪	Taxation: Any payment of interest on capital to ADS holders or shareholders, whether or not they are Brazilian residents, is subject to Brazilian withholding taxes at the rate of 15% or 25%, subject to possible reduction by an applicable tax treaty. The 25% rate applies only if the beneficiary is resident in a tax haven. The amount paid to shareholders as interest on capital, net of any withholding tax, may be included as part of any mandatory distribution of dividends. Under Brazilian Corporate Law, we are required to distribute to shareholders an amount sufficient to ensure that the net amount received, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on capital, is at least equal to the minimum mandatory dividend as set forth by the Brazilian law.
▪	For more information on Brazilian taxation of ADSs and our shares, see “Legal and Tax – Taxation Relating to the ADSs and our Common and Preferred Shares” in this annual report.
▪	Date of payment: Under Brazilian Corporate Law and our Bylaws, dividends are generally required to be paid within 60 days following the date they are declared, unless a shareholders’ resolution sets forth for another date of payment, which, in any case, must occur prior to the end of the fiscal year in which the dividend was declared.
▪	Adjustments: Our board of directors may approve the payment of anticipated dividends or interest on capital to our shareholders which amountis subject to financial charges at the SELIC rate from the end of each fiscal year through the date we actually pay such dividends or interest on capital.
▪	Unclaimed dividends: Shareholders have a three-year period from the dividend payment date to claim dividends or interest on capital payments with respect to their shares, after which the amount of the unclaimed dividends reverts to us.

Our total distributions to shareholders for 2021 are expected to be US$18,541 million and will be voted on at our shareholder’s annual general meeting to be held in April 2022. For further information, see Note 34.5 to our audited consolidated financial statements.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Shareholder Information	258

Mandatory distribution

Pursuant to Brazilian Corporate Law and our Bylaws, we must comply with two minimum mandatory distributions of dividends, both of which are provided in our dividend policy.

▪ We must pay at least 25% of our adjusted net income, after deducting allocations to the legal reserve and further allocations eventually required by Brazilian Corporate Law; and

▪ Holders of our preferred shares have priority to receive the mandatory dividend amount, as well as to receive a payment in the event of reimbursement of capital. They are also entitled to minimum annual non-cumulative preferential dividends in case we declare dividends equal to the higher of (a) 5% of their pro rata share of our paid-in capital, or (b) 3% of the book value of their preferred shares.

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Shareholder Information	259

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

The creation of statutory reserves and the retention of profits cannot be approved to the detriment of the mandatory dividend.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Shareholder Information	260

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

Non-Brazilian Holders on B3

Under CMN Resolution No. 4,373, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. Therefore, a foreign investor must:

▪	appoint at least one representative in Brazil, with powers to perform actions relating to the investor’s investment;
▪	register as a foreign investor with the CVM;
▪	appoint at least one authorized custodian in Brazil for the investor’s investments;
▪	register all portfolio investments of the foreign investor in Brazil, through the investor’s representative, with the Central Bank of Brazil; and
▪	comply with other requirements provided for under CVM Resolution No. 13/20.

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Shareholder Information	261

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

Depositary Services	Fees Payable by ADS Holders
Issuance and delivery of ADSs, including issuances resulting from a distribution of shares or rights or other property	US$5.00 (or less) per 100 ADSs (or portion thereof)
Distribution of dividends	US$0.05 (or less) per ADS per year
Cancellation of ADSs for the purpose of withdrawal	US$5.00 (or less) per 100 ADSs (or portion thereof)

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Shareholder Information	262

Fees Payable by the Depositary

The Depositary reimburses us for certain expenses we incur in connection with the administration and maintenance of the ADR program. These reimbursable expenses comprise, among others, investor relations expenses, listing fees and legal fees.

Purchases of equity securities by the issuer and affiliated purchasers
During the fiscal year ended December 31, 2021, neither any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) under the Exchange Act, nor we, have purchased any of our equity securities.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	264

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

For information related to Taxation under Concession Regime for Oil and Gas, see item “Legal and Tax – Tax” in this annual report.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	265

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

We are not required to be the exclusive operator of the pre-salt areas, but prior to any bid round, the Brazilian federal government must offer us the right to express our interest to exercise the preemption right to operate the blocks under production-sharing regime with minimum 30% of participating interest. Should there be no proposal for the areas to which we have expressed such interest that area will not be awarded and therefore, we have no remaining obligations. The preemption right only becomes effective in (i) cases of winning proposals above the minimum profit oil, should we decide to be part of such consortium and have previously expressed interest and (ii) cases in which the winning proposal is in the minimum profit oil, then we are required to be the operator, with minimum 30% of participating interest, as applicable according to the relevant Governmental Resolution. Regardless of whether we exercise our preemption right, we will also be able to participate, at our discretion, in the bidding process to increase our interest in any of the pre-salt areas.

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

Transfer of Rights (Cessão Onerosa)

In 2010, we entered into an agreement with the Brazilian federal government under which the government assigned to us the right to conduct activities for the exploration and production of oil, natural gas and other fluid hydrocarbons in specified pre-salt areas, subject to a maximum production of five bnboe. The initial contract price for our rights under the Transfer of Rights Agreement was US$14,395 million, as of December 31, 2020, which was paid in full in 2010. See “ – Material Contracts” in this annual report.

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	266

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

Refining, Transportation and Marketing

Regarding oil refining, the ANP requires specific authorization for the construction and operation of each of the process units, product treatment units and ancillary units of an oil refinery. The oil products commercialization is subject to compliance with the specifications established by the ANP for each product (e.g. gasoline, diesel, jet fuel, liquefied petroleum gas).

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

The ANP also requires that refineries and importers of oil products publicly release their price lists electronically (standard prices) as well as the prices for the previous 12 months, with a description of the specific commercial terms for: (i) regular and premium gasoline; (ii) diesel oil and marine diesel; (iii) jet fuel; (iv) LPG; (v) fuel oil; and (vi) asphalt.

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

In June 2017, the CNPE established strategic guidelines for the development of the local market for fuels, other oil products and biofuels. As part of the guidelines, the MME launched the “Abastece Brasil” program on April 24, 2019, which aims to develop Brazil’s local fuel market, promote competition in the sector, diversification of players, new investments in refining and logistics, and combating tax evasion and adulteration of fuels.

Our oil and natural gas refining area is also subject to the preventive and stringent control of CADE.

In June 2019, we signed a commitment with CADE (termo de cessação de conduta) that consolidates our understanding on the divestment of refining assets in Brazil.

In October 2021, in accordance with the guidelines established by CNPE in Resolution No. 14/2020, ANP estabilished the new marketing model for biodiesel acquisition to substitute the relevant bidding procedure that will be in force by January 2022 (Resolution No. 857/2021). Consequently, biodiesel producers may be sold directly to distributors in order to observe the mandatory percentage of biodiesel in diesel and there is no other regulatory requirement for us to intermediate this commercial relationship.

For more information on our agreement with CADE regarding our divestments in refining assets, see “Risks – Risk Factors – Operational Risks” and “Portfolio Management” in this annual report.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	267

Gas and Power

Natural Gas Laws

In 2011, ANP Resolution No. 52 was enacted, which (i) establishes that ANP is responsible for authorizing the activity of commercialization of natural gas, within the competence of the Brazilian federal government; (ii) regulates the registration of the gas seller agent; and (iii) regulates the registration of gas sales and purchase agreements. This resolution was modified in July 2019 by Resolution No. 794/2019, which requires the publication, by the ANP, of all natural gas sales and purchase agreements signed with local gas distributors to attend captive markets.

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

In July 2019, we signed an agreement with CADE (termo de compromisso de cessação), which consolidates understandings between the parties on the promotion of competition in the natural gas industry in Brazil. This agreement includes the sale of shareholdings in gas transportation and distribution companies and, among other matters, establishes measures to release capacity in gas transportation pipelines and includes our commitment to negotiate, in good faith, third party access to our processing plants. The purpose of the agreement is to preserve and protect the competitive conditions, aiming to open the Brazilian natural gas market, encouraging new agents to enter this market, as well as suspending administrative procedures established by CADE to investigate our natural gas business.

In 2021, the Brazilian Congress enacted Law No. 14,134, the so-called “New Gas Law”, which revoked the Law No. 11,909 and represents a new regulatory framework for the Brazilian natural gas market, introducing relevant legal innovations.

Among other matters, the New Gas Law provides: (i) negotiated access to flow pipelines, natural gas processing units (UPGNs) and LNG Terminals; (ii) the implementation of the entry and exit model for the transport of natural gas; (iii) the change in the regime of use of transportation pipelines and storage facilities (from concession to authorization); (iv) the unbundling of the natural gas transportation and distribution segments; and (v) the change of competence to approve the import and export of natural gas (from the Ministry of Mines and Energy (MME) to the ANP).

In addition, the New Gas Law will ensure legal certainty for administrative rules that arose from the “New Gas Market” Program, instituted by the Federal Government in mid 2019.

Also in 2021, Decree No. 10,712 / 2021 was published, which regulates the New Gas Law, and formally revokes Decree No. 7,382 and Decree No. 9,616.

Despite the significance of the publication of the New Gas Law, we expect further action by the ANP to establish measures that will be necessary to implement most of the changes brought about by the new law.

For more information on our agreement with CADE, see “Our Business – Portfolio Management” and “Risks—Risk Factors—Operational Risks” in this annual report.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	268

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

Costs related to these actions are US$138.2 million. From this total amount, US$ 75 million has already been spent since 2018 and US$ 63.2 million will be used according to the progress of the realization of the contractual commitments and guidelines of IBAMA.  The main ones are:

▪	Operational, technological or process adequacy adjustments in 28 marine production platforms for the disposal of produced water, to be framed according to the measurement method of TOG SM 5520-B;
▪	Hiring of third party laboratory for TOG analysis;
▪	Installation of radars on 8 platforms;
▪	Providing air and orbital monitoring;
▪	Vessel supply for monitoring; and
▪	Payment of compensatory measure.

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

Individuals or entities whose conduct or activities cause harm to the environment are subject to criminal, civil and administrative sanctions. Government environmental protection agencies may also impose administrative sanctions for noncompliance with environmental laws and regulations, including:

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	269

▪	fines;
▪	partial or total suspension of activities;
▪	requirements to fund reclamation and environmental projects;
▪	forfeiture or restriction of tax incentives or benefits;
▪	closing of establishments or operations; and
▪	forfeiture or suspension of participation in credit lines with official credit establishments.

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	270

Material Contracts

Production-Sharing Agreements

(Contratos de Partilha de Produção)

First Production Sharing Agreement – 1st Production Sharing Bidding Round

In 2013, a consortium formed by us (with a 40% interest), Shell (with a 20% interest), Total S.A (with a 20% interest), CNODC Brasil Petróleo e Gás Ltda. (with a 10% interest) and CNOOC Petroleum Brasil Ltda. (with a 10% interest) (the “Libra Consortium”), entered into a production sharing agreement with the Brazilian federal government, which holds 41.65% of the Libra Consortium’s profit oil, the ANP, as regulator and supervisor, and PPSA, as manager (the “First Production Sharing Agreement”). Under the First Production Sharing Agreement, the Libra Consortium was awarded the rights and obligations to operate and explore a strategic pre-salt area known as Libra block, located in the ultra-deepwaters of the Santos Basin. For further information on the Production Sharing Agreement, see Exhibit 2.18 to this annual report.

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

The following table summarizes the blocks we acquired, in partnership, in the 2nd and 3rd bidding rounds as part of the production sharing system:

Area	Consortium composition	Petrobras Bonus (R$ million)	Surplus in profit oil (%)
Entorno de Sapinhoá	Petrobras (45%) Shell (30%) Repsol Sinopec (25%)	90	80.00
Peroba	Petrobras (40%) BP (40%) CNODC (20%)	800	76.96
Alto de Cabo Frio Central	Petrobras (50%) BP (50%)	250	75.86

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	271

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

Sixth and First Transfer of Rights Surplus Production Sharing Agreements – 6th and 1st ToR Surplus Production Sharing Bidding Rounds

On November 6, 2019, we acquired, together with other international companies, the Búzios block, and with 100% of participation, the Itapu block.

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

2nd ToR Surplus Production Sharing Bidding Round

On December 17, 2021, we acquired, together with other international companies, the exploration and production rights over the surplus volumes in the Atapu and Sépia blocks. The production-sharing agreements are expected to be signed by April 2022 and we will be the operator of these blocks under the production-sharing regime.

According to the relevant production-sharing agreements, the appointed operator, on behalf of the parties, offers to the Brazilian federal government a percentage of the surplus in oil profit. The only criteria adopted by the ANP to define the winning bidder was the amount of oil profit to the Brazilian federal government, since the bidding rules provided for the fixed value of the signing bonus, the minimum exploratory program and the local content commitments.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	272

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	273

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

The original Libra Production Sharing Agreement (“Production Sharing Bidding Round 1”) gave the Libra consortium the right to waive the local content obligations in terms of technology, price and schedule. This right was used once, and the ANP conceded waiver to the hull items and certain items of the process plants. By Resolution No. 726/2018, the ANP gave the Libra consortium the possibility of changing the local content requirements to lower levels, but the possibility of waiver was excluded.

On the Production Sharing Bidding Round 2, the fields bid on had the same local content requirements of their adjacent fields contracts, according to the CNPE Resolution No. 7/2017. Such resolution established new local content levels for the Production Sharing Agreements, and the Bidding Rounds 3, 4, 5 and 6 used those levels.

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	274

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	275

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

We are not a target of the Lava Jato investigation and we are formally recognized, by the Brazilian authorities, as a victim of the improper payments scheme. We will continue to pursue legal measures against companies and individuals, including former employees and politicians, who have caused financial and image damages to us. We have been working together with the Brazilian Federal Prosecutor’s Office, the Brazilian federal police, the Federal Revenue Services and other competent authorities since the beginning of the investigation. The total amount of restitution paid to us since the beginning of Lava Jato through December 31, 2021 was US$1,522 million (about US$235 million in 2021, US$155 million in 2020, US$220 million in 2019, US$457 million in 2018, and US$252 million in 2017).

In 2021, the Brazilian Supreme Court started to decide cases brought by criminal defendants in Lava Jato proceedings aimed at nullifying criminal convictions relating to the investigation. These cases are still in progress and their outcomes may affect our interests.

For further information regarding Lava Jato and its impacts on us, see “Risks–Risk Factors—We may face additional proceedings related to the Lava Jato investigation” and Note 21 to our audited consolidated financial statements.

Investigations Carried out by Authorities

U.S. SEC, DoJ and the US Commodity Futures Trading Commission (“CFTC”)

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	276

In our agreements with them, the DoJ and SEC recognized improvements to our compliance program, internal controls and anti-corruption procedures. We have committed to continue evaluating and improving these and other efforts.

We fulfilled the obligations set forth in the agreement with the DoJ, including continuing to enhance our integrity program and self-reporting during the agreement’s three-year term. Accordingly, in 2021 the agreement was fulfilled.

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

Investor Claims

Netherlands: Collective action in the Netherlands

On January 23, 2017, the Stichting Petrobras Compensation Foundation (“Foundation”) filed an action before the district court in Rotterdam, in the Netherlands, against us and our subsidiaries Petrobras International Braspetro B.V. (PIBBV), Petrobras Global Finance B.V. (PGF BV), our former joint venture PO&G Petrobras Oil & Gas B.V.  (PO&G) and some of our former managers.

The Foundation allegedly represents the interests of an unidentified group of investors and alleges that, based on the facts uncovered by the Lava Jato investigation, the defendants acted unlawfully towards investors. Based on the allegations, the Foundation seeks a number of declaratory relief from the Dutch court.

On August 23, 2017, a hearing was held at the District Court in Rotterdam (“Court”) to establish the timeframe for proceedings. We (and other defendants) presented preliminary defenses on November 29, 2017 and the Foundation presented its response on March 28, 2018. On June 28, 2018, a hearing was held for the parties to present oral arguments. On September 19, 2018, the Court rendered its interim decision in the motion proceedings in which it accepted jurisdiction in most of the Foundation´s claims, without any assessment on the merits of the case.

On January 29, 2020, the Court determined that shareholders who understand Portuguese and / or who bought shares through intermediaries or other agents who understand that language, among other shareholders, are subject to the arbitration clause provided for in our Bylaws, remaining out of the collective action proposed by the Foundation. The Court also considered the binding effect of the agreement signed to close the United States' Class action. In this way, the Foundation needs to demonstrate that it represents a sufficient number of investors to justify pursuing collective action in the Netherlands. The Foundation and us presented the oral arguments at a hearing held on January 26, 2021.

On May 26, 2021, the Court decided that the collective action shall continue and that the arbitration clause of our bylaws does not bar its shareholders from access to the Dutch courts and that the Foundation can represent the interests of these shareholders. Notwithstanding the foregoing, the Court decided that our investors who have commenced arbitration proceedings, as well as our investors who have commenced proceedings in which the independent public court has ruled by final decision that they are bound by the arbitration clause, are excluded from the collective action. The lawsuit has entered the merits phase.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	277

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

The uncertainties inherent in all such matters do not enable us to make a reliable estimate of an eventual loss arising from this action. Compensation for the alleged damages will only be determined by court rulings on complaints to be filed by individual investors. The Foundation is not able to demand compensation for damages.

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

Most of these arbitrations are far from a definitive judgment by the respective arbitral tribunals. However, in one of the arbitrations, proposed by two institutional investors, on May 26, 2020, a partial arbitration award has been issued. The partial award indicates our liability, but does not determine our payment of amounts, nor does it end the procedure. This arbitration is confidential, as well as the others in progress, and the partial award represents only the position of the three arbitrators of such arbitration panel and it is not extendable to the other existing arbitrations. On July 20, 2020, we filed a lawsuit for the annulment of this partial arbitration award, considering our view that it contains serious flaws and improprieties. On November 10, 2020, the first level judge of Rio de Janeiro state court declared the partial award null. The appeals against this decision are pending. In compliance with CAM rules, the lawsuit is confidential. We reiterate that we will continue to defend ourselves vigorously, out of respect for our current shareholders, in all arbitrations to which we are a party.

In 2021, there were no material developments that could change the position described in the paragraph above.

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	278

In June 2019, the Arbitral Tribunal decided that the arbitral claim should be considered withdrawn due to the lack of payment of the arbitral fee by the Association. The Association has filed appeals that were rejected by the court of appeals on November 20, 2019. The Association has appealed to the Argentinian Supreme Court, and a final decision is still pending.

Criminal Actions in Argentina

We were accused of these two criminal actions in Argentina, as described below:

▪	Criminal action alleging non-compliance by us with the obligation to publish as “relevant fact” in the Argentine market the existence of a class action claim filed by Consumidores Financieros Asociación Civil para su Defensa before the Judicial Commercial Courts (Judicial Commercial Claim), pursuant to provisions of Argentine capital market law. It is worth mentioning that the Judicial Commercial Claim had never been served to us. On March 4, 2021, the court (Room A of the Economic Criminal Chamber) decided that this criminal action should be transferred from the Criminal Economic Court No. 3 of the city of Buenos Aires to the Criminal Economic Court No. 2 of the same city. We have filed procedural defenses before the criminal court and some of them are still pending.
▪	Criminal action alleging fraudulent offer of securities aggravated by allegedly having stated false data in our financial statements issued in 2015. This criminal court docket is being handled by Criminal Economic Court No. 2 of the city of Buenos Aires. We have filed procedural defenses before the criminal court, currently under review by Argentine Courts of Appeal. On October 21, 2021, the Court of Appeals overturned the lower court decision that had recognized our immunity from jurisdiction in Argentina on the grounds that the matter should be reassessed after the production of evidence. We have appealed against this decision before the Court of Cassation, which is still pending judgment. On the same occasion, the Court of Appeals recognized that the Association could not act as a representative of financial consumers, due to the loss of its registration with the competent Argentine bodies.

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

The District Court denied our motion to dismiss on various grounds including sovereign immunity and ruled that the claims could proceed to discovery, which is the exchange of legal information and known facts of a case between the parties. During 2020 and 2021, the parties engaged in extensive fact and expert Discovery, and filed motions for summary judgment.

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	279

In 2020, the settlement agreement was executed by PNBV, Sete Brasil, other group companies and us, however Sete Brasil notified us in late January 2021 that certain required conditions would not be fulfilled prior to the deadline of January 31, 2021. As a result, our Executive Board authorized the beginning of a new negotiation with Sete Brasil, which is still ongoing.

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

There are constitutional actions filed before the Brazilian Supreme Court challenging the constitutionality of the Decree No. 9,188/2017, which sets forth rules for divestment of assets and controlled affiliates by federal mixed-capital corporations, including us. Due to the preliminary injunction granted on June 27, 2018 by the Supreme Court’s Minister Ricardo Lewandowski in Direct Unconstitutionality Action – ADI 5624 MC/DF, which presumably could affect its Divestments, we have suspended some sales, according to the press release dated July 3, 2018. On June 6, 2019, the court partially revised the injunction to the extent that state-owned companies are allowed to sell their corporate control in affiliates’ companies provided that such state-owned companies were granted a general authorization to do so by their law of incorporation and that the sale process is competitive and executed in accordance with the constitutional principles applicable to the public administration, pursuant to Federal Decree No. 9,188/2017. Hence, we may seek the divestment of assets and controlled affiliates, without any constraint. Another constitutional action (Direct Unconstitutionality Action 5841), with the same purpose, was filed and the Brazilian Supreme Court has denied the injunction in virtual sessions held in December 2020. As of December 2021, the final decision of both constitutional procedures are still pending.

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

On December 19, 2018, a preliminary injunction was granted to suspend the effectiveness of the Federal Decree and order us to follow the rules of Law No. 13,303/16 in relation to the procedures for the assignment of exploration and production rights in Brazil (“Decision”). On January 11, 2019, the President of the Supreme Court granted a preliminary injunction to suspend the effects of the Decision until the judgment by the plenary of the court, which occurred in virtual sessions in October, 2020. The court has ruled the claim groundless by a decision published in the Federal Official Gazette on February 8, 2021.

With respect to TCU, all projects included in our divestment portfolio (excluding partnerships and acquisitions, subject to another set of rules) follow the methodology deemed appropriate by TCU under administrative procedure TC-013.056/2016 -6. Recently, our divestment process methodology was reviewed and forwarded to TCU under administrative procedure TC-009.508/2019 -8. The most up-to-date methodology took effect on August 12, 2021.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	280

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

In 2021, the Justice Rapporteur of STF recognized the validity of the collective bargaining agreement freely entered into between us and the unions, reversing the Superior Labor Court decision. An appeal was filed against Reporting Justice's decision.

Currently, the judgment of the appeals filed by the plaintiff and by several amici curiae against the decision of the Justice Rapporteur is in progress at the first chamber of STF, formed by five Justices. As of March 25, 2022, three Justices deliberated in favor of the company, one Justice recused himself from the case and one Justice requested to see the case records. Judgment of this appeal is therefore still pending.

Applicable rate

Since several judges were considering the application of the rate provided for by the law (“Taxa Referencial”) to be unconstitutional, the matter was referred to the STF. In December 2020, the STF decided that, in labor litigation, the IPCA-E rate should be applied up until the date that the process is initiated, and the SELIC rate should be applied as of the date that the process has been initiated. The effect on our largest provisions, including RMNR provisions, is already taken into account in our results.

Unification of Fields

We filed four arbitrations under the ICC administration challenging the ANP’s decision to unify our unconnected oil fields (Parque das Baleias, Tupi and Cernambi; Baúna and Piracaba; Tartaruga Verde and Tartaruga Mestiça). The Parque das Baleias arbitration was terminated by means of an agreement executed by the parties.

In the case of the Tartaruga Mestiça and Tartaruga Verde arbitration, the Federal Court of Rio de Janeiro upheld the competence-competence principle, in which the arbitral tribunal is entitled to rule on its own jurisdiction of the case. Thus, this arbitration was resumed and the parties are waiting for the arbitration award.

In relation to the Baúna and Piracaba arbitration, a judicial injunction is keeping it suspended. The Federal Court of Rio de Janeiro will decide an appeal filed by us to resume the arbitration proceeding.

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	281

Petros

Since 2013, lawsuits classified as “Petros Class Actions” were filed by unions and associations related to Fundação Petrobrás de Seguridade Social (Petros), whereby we are being sued to contribute directly to the pension plan scheme, suspension of the balancing plan (plano de equacionamento), payment of increased benefits to participants and beneficiaries, payment of all actuarial and financial insufficiencies of the plan and estimated economic value of the participants in solving the entity's accumulated deficits based on allegation of fraud and mismanagement of Petros.

There are also lawsuits filed by Petros against us, requesting payment of contributions for a reinstated employee, payment of employer contributions for increased judicial benefits and payment of amounts to restore the mathematical reserve. We filed a lawsuit against PETROS to obtain the reimbursement of amounts paid by us as a consequence of judicial rulings according to which PETROBRAS and PETROS would have a joint and several liability.

Natural Gas Distributors

Recently, we were sued by some natural gas distributors and/or public entities. The requests in the lawsuit seek the extension of the terms of natural gas supply contracts that would have expired in December 2021. Since the prices of natural gas showed a large increase in the last months of 2021, we offered to the natural gas distributors proposals for new contracts with prices aligned with the current natural gas market. However, some natural gas distributors and/or public entities intend to avoid the adjusted prices alleging that we abused our economic power. In these cases, judges granted the injuction to maintain the previous contracts´ prices. We appealed against such decisions to the Brazilian Courts, and the appeals are pending judgment. In addition, since the parties had agreed to resolve the disputes by arbitration, we filed arbitration proceedings, which are all confidential.

Drilling contract with Vantage

Furthermore, we were a party to an arbitration with Vantage Deepwater Company and Vantage Deepwater Drilling, Inc. (collectively, “Vantage”) administered by the International Centre for Dispute Resolution and related to a drilling contract we entered into with Vantage. In July 2018, a tribunal of three members concluded by majority, with one dissenting opinion, Vantage was entitled to receive US$622.02 million, plus interest of 15.2% per annum compounded monthly, as compensation for the early termination of said contract and invoices related to the drilling of a well in the Gulf of Mexico. After an unsuccessful motion to vacate the award, in 2019, we paid the amount of the award to Vantage while preserving our right to appeal. In 2020, the Court of Appeals affirmed Vantage’s judgment on the award. In January 2021, we filed a petition for a writ of certiorari before the Supreme Court of the United States, which was denied.

Environmental

Since 2000, we are party to another public civil action regarding the OSPAR pipeline, related to the obligation to compensate damages and alleged moral damages resulting from the environmental accident that occurred in the state of Paraná in July 2000. In September 2019, we were sentenced in the mentioned civil action which leaded us to sign an agreement (“acordo judicial”) in October 2021, in the amount of US$253 million (to be paid in four quarterly installments starting in October 2021), to terminate the obligation mentioned above. The agreement has been signed with the Federal Prosecutor’s Office, the State of Paraná Prosecutor’s Office, the State of Paraná, Brazilian Institute of the Environment and Renewable Natural Resources (IBAMA), the State of Paraná Environmental Agency (Instituto Água e Terra - IAT) and Araucária County. The judicial procedures follow only to discuss lawyer’s fees.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	282

For further information on our material legal proceedings, see Note 18 to our audited consolidated financial statements.

Tax Proceedings

We are currently party to legal proceedings relating to tax claims. For further information on our material tax proceedings, see Note 18 to our audited consolidated financial statements.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	283

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

We are subject to tax on our income at a Brazilian statutory corporate rate of 34%, comprising of a 25% rate of income tax and a social contribution tax at a 9% rate. Since 2015, we have been recognizing the accounting results of our foreign subsidiaries for Brazilian income tax purposes based on Brazilian statutory corporate rates as established by Law No. 12,973/2014.

We follow the tranfer princing rules in transactions involving related parties in the countries that we perform our activities.

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

For further information regarding our tax collection disclosed in our Tax Report 2021, please visit our website at www.petrobras.com.br/ir. The information available on our website is not and shall not be deemed to be incorporated by reference to this annual report.

Taxation under Concession Regime for Oil and Gas

▪	According to Law No. 9,478/1997 and under our concession agreements for exploration and production activities with the ANP, we are required to pay the government the following:
▪	Signing bonuses paid upon the execution of the concession agreement, which are based on the amount of the winning bid, subject to the minimum signing bonuses published in the relevant bidding guidelines (edital de licitação);
▪	Annual retention bonuses for the occupation or retention of areas available for exploration and production, at a rate established by the ANP in the relevant bidding guidelines based on the size, location and geological characteristics of the concession block;
▪	Special participation charges at a rate ranging from zero to 40% of the net income derived from the production of fields that reach high production volumes or profitability, according to the criteria established in the applicable legislation. Net revenues are gross revenues, based on reference prices for crude oil or natural gas established by Decree No. 2,705 and ANP regulatory acts, less royalties paid, investments in exploration, operational costs and depreciation adjustments and applicable taxes. In 2021, we paid this government take on 13 of our fields, namely Barracuda, Jubarte, Leste do Urucu, Marlim Leste, Marlim Sul, Mexilhão, Rio Urucu, Roncador, Sapinhoá, Tartaruga Verde, Manati, Albacora Leste and Tupi.
▪	Royalties to be established in the concession contracts at a rate ranging between 5% and 10% of gross revenues from production, based on reference prices for crude oil or natural gas established in its regulatory acts. In establishing royalty rates in the concession contracts, the ANP also takes into consideration the geological risks and expected productivity levels for each concession. Most of our crude oil production is currently paid at the maximum royalty rate.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	284

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

In addition, the legislation prescribes the Repetro-Industrialização, a special tax regime, regulated in 2019, which exempts acquisitions from the oil and gas supply chain established in Brazil.

Following the creation of Repetro-Sped and Repetro-Industrialização, some Brazilian states, pursuant to a decision by the Brazilian National Council of Finance Policies (“CONFAZ”), agreed to grant tax incentives relating to the value added tax (“ICMS”) over transactions under these regimes to the extent each state enacts its specific regulation providing for the tax relief on the oil and gas industry.

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	285

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	286

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

According to Law No. 10,833/2003, capital gains realized on the disposition of assets located in Brazil by non-Brazilian holders, whether or not to other non-residents and whether made outside or within Brazil, may be subject to taxation in Brazil. With respect to the disposition of common or preferred shares, as they are assets located in Brazil, the non-Brazilian holder may be subject to income tax on any gains realized, following the rules described below, regardless of whether the transactions are conducted in Brazil or with a Brazilian resident. It is possible to argue that the ADSs do not fall within the definition of assets located in Brazil for the purposes of this law, but there is still neither pronunciation from tax authorities nor judicial court rulings in this respect. Therefore, we are unable to predict whether such understanding will prevail in the courts of Brazil.

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

Capital gains realized by a non-Brazilian holder on a sale or disposition of preferred or common shares carried out on a Brazilian stock exchange (which includes transactions carried out on the organized over-the-counter market) are:

▪	exempt from income tax when the non-Brazilian holder (i) has registered its investment in accordance with CMN Resolution No. 4,373 and (ii) is not resident or domiciled in a Low or Nil Tax Jurisdiction;
▪	subject to an income tax at a 25% rate, in cases of gains realized by a non-Brazilian holder resident or domiciled in a Low or Nil Tax Jurisdiction or a jurisdiction to which the Non-Transparency Rule applies. In this case, a withholding income tax at a rate of 0.005% of the sale value is levied on the transaction which can be offset against the eventual income tax due on the capital gain; or

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	287

▪	in all other cases, including a case of capital gains realized by a non-Brazilian holder that is not registered in accordance with CMN Resolution No. 4,373, subject to income tax at the following progressive rates: 15% that do not exceed R$5 million, 17.5% on the gains between R$5 million and R$10 million, 20% on the gains between R$10 million and R$30 million and 22.5% on the gains that exceed R$30 million. In these cases, a withholding income tax at a rate of 0.005% of the sale value is levied on the transaction, which can be offset against the eventual income tax due on the capital gain.

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

Additional Recent Rules Regarding Taxation of Gains

On March 16, 2016, the Brazilian federal government converted the Provisional Executive Order (Medida Provisória) No. 692 into Law No. 13,259, which established progressive income tax rates applicable to capital gains derived from the disposition of assets by Brazilian individuals. Law No. 13,259 provides for new rates that range from 15% to 22.5% depending on the amount of the gain recognized by the Brazilian individual, as follows: (i) 15% on gains not exceeding R$5 million; (ii) 17.5% on gains that exceed R$5 million and do not exceed R$10 million; (iii) 20% on gains that exceed R$10 million and do not exceed R$30 million; and (iv) 22.5% on gains exceeding R$30 million. Pursuant to Section 18 of Law No. 9,249/95, the tax treatment applicable to capital gains earned by Brazilian individuals also applies to capital gains earned by non-Brazilian residents (except in cases that remain subject to the application of specific rules).

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	288

Taxation of Foreign Exchange Transactions (IOF/Exchange)

Brazilian law imposes the IOF/Exchange on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, for most foreign currency exchange transactions, the rate of IOF/Exchange is 0.38%. However, foreign exchange transactions related to inflows of funds to Brazil for investments made by foreign investors in the Brazilian financial and capital markets are generally subject to IOF/Exchange at a zero percent rate. Foreign exchange transactions related to outflows of proceeds from Brazil in connection with investments made by foreign investors in the Brazilian financial and capital markets are also subject to the IOF/Exchange tax at a zero percent rate. This zero percent rate applies to payments of dividends and interest on capital received by foreign investors with respect to investments in the Brazilian financial and capital markets, such as investments made by a non-Brazilian holder as described in CMN Resolution No. 4,373. The Brazilian tax authorities may increase such rates at any time, up to 25% of the amount of the foreign exchange transaction, but not with retroactive effect.

Taxation on Bonds and Securities Transactions (IOF/Bonds)

Brazilian tax legislation imposes IOF/Bonds on transactions involving equity securities, bonds and other securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds applicable to transactions involving preferred or common shares is currently zero. However, the Brazilian tax authorities may increase such rate at any time up to 1.5% of the transaction amount per day, but the tax increase cannot be applied retroactively.

The IOF on transfer of shares traded on the Brazilian Stock Exchange which have the specific purpose of backing the issuance of depositary receipts traded abroad, have been reduced from 1.5% to zero since December 24, 2013.

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	289

Registered Capital

The amount of an investment in preferred or common shares held by a non-Brazilian holder who obtains registration under CMN Resolution No. 4,373, or by the depositary representing such holder, is eligible for registration with the Central Bank of Brazil; and such registration allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized with respect to dispositions of, such preferred or common shares. The amount registered (“registered capital”) for each preferred or common share purchased as part of the international offering or purchased in Brazil after the date hereof, and deposited with the depositary, will be equal to its purchase price (in U.S. dollars). The registered capital for a preferred or common share that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of:

▪	the average price of a preferred or common share on the Brazilian stock exchange on which the highest volume of such shares were traded on the day of withdrawal; or
▪	if no preferred or common shares were traded on that day, the average price on the Brazilian stock exchange on which the highest volume of preferred or common shares were traded in the 15 trading sessions immediately preceding the date of such withdrawal.

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	290

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

In this discussion, references to ADSs refer to ADSs with respect to both common and preferred shares, and references to a “U.S. Holder” are to a holder of a common or preferred share or ADS that is:

▪	an individual who is a citizen or resident of the United States;
▪	a corporation organized under the laws of the United States, any state thereof, or the District of Columbia; or
▪	otherwise subject to U.S. federal income taxation on a net basis with respect to the share or the ADS.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate U.S. Holder with respect to the ADSs will generally be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a “passive foreign investment company” as defined for U.S. federal income tax purposes (a PFIC). The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to the 2021 or 2020 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2022 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares are not themselves listed on a U.S. exchange. U.S. Holders of our ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their particular circumstances.

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	291

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	292

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

Dutch Taxation

The following is a general summary of certain material Dutch tax consequences to holders of the notes in connection with the acquisition, ownership and disposal of notes in a Dutch company. This summary does not purport to describe all possible Dutch tax considerations or consequences that may be relevant to a holder or prospective holder of the notes and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules. In view of its general nature, this general summary should therefore be treated with appropriate caution.

This summary is based on the tax laws of the Netherlands, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, and all of which are subject to change or to different interpretation, possibly with retroactive effect. Where the text refers to the “Netherlands” or “Dutch”, it refers only to the part of the Kingdom of the Netherlands located in Europe. In addition, the summary is based on the assumption that the notes issued by PGF do not qualify as equity of the for Dutch tax purposes.

For Dutch tax purposes, a holder of notes may include, without limitation:

▪	an owner of one or more notes who, in addition to the title to such notes, has an economic interest in such notes;
▪	a person who or an entity that holds the entire economic interest in one or more notes;
▪	a person who or an entity that holds an interest in an entity, such as a partnership or a mutual fund, that is transparent for Dutch tax purposes, the assets of which comprise one or more notes; and
▪	an individual who or an entity that does not have the legal title to the notes, but to whom the notes are attributed based either on such individual or entity holding a beneficial interest in the notes or based on specific statutory provisions, including statutory provisions pursuant to which the notes are attributed to an individual who is, or who has directly or indirectly inherited the notes from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the notes.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	293

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

Withholding Tax

All payments of interest and principal made by or on behalf of PGF under the notes to holders of notes may be made free of withholding or deduction of, for or on account of any taxes of any nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein except that Dutch withholding tax at a rate of 25.8% (rate for 2022) may apply with respect to payments of interest and principal made or deemed to be made by or on behalf of PGF, if such payments are made or deemed to be made to an entity related to PGF (within the meaning of the Dutch Withholding Tax Act 2021, Wet Bronbelasting 2021 see below), if such related entity:

▪	is considered to be resident (gevestigd) in a jurisdiction that is listed in the yearly updated Dutch Regulation on low-taxing states and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden) (a "Listed Jurisdiction"); or
▪	has a permanent establishment located in a Listed Jurisdiction to which the interest payment is attributable; or
▪	is entitled to the interest payment for the main purpose or one of the main purposes to avoid taxation for another person or entity and there is an artificial arrangement or transaction or a series of artificial arrangements or transactions; or
▪	is not considered to be the recipient of the interest in its jurisdiction of residence because such jurisdiction treats another entity as the recipient of the interest (a hybrid mismatch); or
▪	is not resident in any jurisdiction (also a hybrid mismatch); or
▪	is a reverse hybrid (within the meaning of Article 2(12) of the Dutch Corporate Income Tax Act; Wet op de vennootschapsbelasting 1969), if and to the extent (x) there is a participant in the reverse hybrid holding a Qualifying Interest in the reverse hybrid, (y) the jurisdiction of residence of the participant holding the Qualifying Interest in the reverse hybrid treats the reverse hybrid as transparent for tax purposes and (z) such participant would have been subject to Dutch withholding tax in respect of the payments of interest without the interposition of the reverse hybrid,
▪	all within the meaning of the Dutch Withholding Tax Act 2021.

Related entity

For purposes of the Dutch Withholding Tax Act 2021, an entity is considered a related entity in respect of PGF if:

▪	such entity has a Qualifying Interest (as defined below) in PGF; or
▪	PGF has a Qualifying Interest in such entity; or
▪	a third party has a Qualifying Interest in both PGF and such entity.

The term "Qualifying Interest" means a direct or indirectly held interest – either by an entity individually or jointly if an entity is part of a collaborating group (samenwerkende groep) – that enables such entity or such collaborating group to exercise a definite influence over the entity's decisions and allows the holder of such interest to determine its activities (within the meaning of case law of the European Court of Justice on the right of freedom of establishment (vrijheid van vestiging).

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	294

Taxes on Income and Capital Gains

Please note that the summary in this section does not describe the Dutch tax considerations for:

▪	holders of the notes if such holders, and in the case of an individual, his or her partner or certain of his or her relatives by blood or marriage in the direct line (including foster children), have a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in PGF under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally speaking, a holder of notes has a substantial interest in PGF if it has, directly or indirectly (and, in the case of an individual, alone or together with certain relatives) (i) the ownership of, a right to acquire the ownership of, or certain rights over, shares representing 5% or more of either the total issued and outstanding capital of PGF or the issued and outstanding capital of any class of shares of PGF, or (ii) the ownership of, or certain rights over, profit participating certificates (winstbewijzen) that relate to 5% or more of either the annual profit or the liquidation proceeds of PGF. A deemed substantial interest may arise if a substantial interest (or part thereof) has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;
▪	pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) (as defined in the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969)) and other entities that are, in whole or in part, not subject to or exempt from Dutch corporate income tax; and
▪	holders of notes who are individuals and for whom the notes or any benefit derived from the notes are a remuneration or deemed to be a remuneration for activities performed by such holders or certain individuals related to such holders (as defined in the Dutch Income Tax Act 2001).

A holder of notes will not be subject to any Dutch taxes on income or capital gains in respect of the notes, including such tax on any payment under the notes or in respect of any gain realized on the disposal, deemed disposal, redemption or exchange of the notes, provided that:

▪	such holder is neither a resident nor deemed to be a resident of the Netherlands;
▪	such holder does not have, and is not deemed to have, an enterprise or an interest in an enterprise that, in whole or in part, is either effectively managed in the Netherlands or carried on through a (deemed) permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands and to which enterprise or part of an enterprise the notes are attributable;
▪	if such holder is an individual, such income or capital gains do not form “benefits from miscellaneous activities in the Netherlands” (resultaat uit overige werkzaamheden in Nederland), including without limitation activities in the Netherlands with respect to the notes that exceed “normal asset management” (normaal, actief vermogensbeheer);
▪	if such holder is an entity, the holder is not entitled to a share in the profits of an enterprise nor a co- entitlement to the net worth of an enterprise, which is effectively managed in the Netherlands, other than by way of securities, and to which enterprise the notes are attributable; and
▪	if such holder is an individual, the holder is not entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands, other than by way of securities, and to which enterprise the notes are attributable.

A holder of notes will not be treated as a resident of the Netherlands by reason only of the execution, delivery or enforcement of its rights and obligations connected to the notes, the issue of the notes or the performance by PGF of its obligations under the notes.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	295

Gift and Inheritance Taxes

No gift or inheritance taxes will arise in the Netherlands with respect to an acquisition or deemed acquisition of notes by way of a gift by, or on the death of, a holder of notes who is neither resident nor deemed to be resident in the Netherlands for the relevant provisions, unless:

▪	in case of a gift of the notes under a suspensive condition by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual is resident or deemed to be resident in the Netherlands at the date of (i) the fulfillment of the condition or (ii) his/her death and the condition of the gift is fulfilled after the date of his/her death; or
▪	in case of a gift of notes by an individual who at the date of the gift or, in case of a gift under a suspensive condition, at the date of the fulfillment of the condition was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift or fulfillment of the condition, while being resident or deemed to be resident in the Netherlands.

For purposes of Dutch gift and inheritance taxes, amongst others, a person who holds the Dutch nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the ten years preceding the date of the gift or such person's death. Additionally, for purposes of Dutch gift tax, amongst others, a person not holding the Dutch nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the twelve months preceding the date of the gift.

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	296

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	297

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

Payments of Interest

Payment of “qualified stated interest,” as defined below, on a note (including additional amounts, if any) generally will be taxable to a U.S. Holder as ordinary interest income when such interest is accrued or is actually or constructively received, in accordance with the U.S. Holder’s applicable method of accounting for U.S. federal tax purposes. In general, if a note is issued with an “issue price” that is less than its “stated redemption price at maturity” by an amount equal to or greater than a de minimis amount, such note will be considered to have “original issue discount,” or OID. For this purpose, the “issue price” generally is the first price at which a substantial amount of such notes is sold to investors for money. A U.S. Holder should consult its own tax advisors regarding the issue price for a note, in particular where the note has been issued pursuant to an exchange offer or a reopening or the note’s terms have been amended. The stated redemption price at maturity of a note generally includes all payments on the note other than payments of qualified stated interest.

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	298

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Legal and Tax	299

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

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Additional Information	301

List of Exhibits

No.	Description
1.1	Amended Bylaws of Petróleo Brasileiro S.A.-Petrobras, dated as of November 30, 2020.
2.1	Indenture, dated as of December 15, 2006, between Petrobras International Finance Company and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.9 to the Registration Statement of Petrobras and Petrobras International Finance Company on Form F-3, filed with the Securities and Exchange Commission on December 18, 2006 (File Nos. 333-139459 and 333-139459-01)).
2.2	Fourth Supplemental Indenture, dated as of October 30, 2009, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating to the 6.875% Global Notes due 2040 (incorporated by reference to Exhibit 2.36 to the Annual Report and Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 20, 2010 (File Nos. 001-15106 and 001-33121)).
2.3	Guaranty for the 6.875% Global Notes due 2040, dated as of October 30, 2009, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.38 to the Annual Report and Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 20, 2010 (File Nos. 001-15106 and 001-33121)).
2.4	Description of Securities.
2.5	Transfer of Rights Agreement, dated as of September 3, 2010, among Petrobras, the Brazilian Federal Government and the ANP (incorporated by reference to Exhibit 2.47 to the Annual Report and Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2011 (File Nos. 001-15106 and 001-33121)).
2.6	Tenth Supplemental Indenture, dated as of December 12, 2011, among Petrobras International Finance Company, Petrobras, The Bank of New York Mellon, as Trustee, The Bank of New York Mellon, London Branch, as Principal Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent, relating to the 6.250% Global Notes due 2026 (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on December 12, 2011 (File Nos. 001-15106 and 001-33121)).
2.7	Guaranty for the 6.250% Global Notes due 2026, dated as of December 12, 2011, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on December 12, 2011 (File Nos. 001-15106 and 001-33121)).
2.8	Further Amended and Restated Deposit Agreement, dated as of January 2, 2020, among Petrobras, JPMorgan Chase Bank, N.A., as depositary, and registered holders and beneficial owners from time to time of the ADSs, representing the common shares of Petrobras, and Form of ADR evidencing ADSs representing the common shares of Petrobras.
2.9	Further Amended and Restated Deposit Agreement, dated as of January 2, 2020, among Petrobras, JPMorgan Chase Bank, N.A., as depositary, and registered holders and beneficial owners from time to time of the ADSs, representing the preferred shares of Petrobras, and Form of ADR evidencing ADSs representing the preferred shares of Petrobras.
2.10	Amended and Restated Seventh Supplemental Indenture, dated as of February 6, 2012, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating to the 6.750% Global Notes due 2041 (incorporated by reference to Exhibit 4.5 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on February 6, 2012 (File Nos. 001-15106 and 001-33121)).
2.11	Amended and Restated Guaranty for the 6.750% Global Notes due 2041, dated as of February 6, 2012, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.4 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on February 6, 2012 (File Nos. 001-15106 and 001-33121)).

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Additional Information	302

No.	Description
2.12	Thirteenth Supplemental Indenture, dated as of February 10, 2012, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.60 to the Annual Report and Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on April 2, 2012 (File Nos. 001-15106 and 001-33121)).
2.13	Indenture, dated as of August 29, 2012, between Petrobras Global Finance B.V. and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-3 of Petrobras, Petrobras International Finance Company and Petrobras Global Finance B.V., filed with the Securities and Exchange Commission on August 29, 2012 (File Nos. 333-183618, 333-183618-01 and 333-183618-02)).
2.14	Third Supplemental Indenture, dated as of October 1, 2012, among Petrobras Global Finance B.V., Petrobras, The Bank of New York Mellon, as Trustee, The Bank of New York Mellon, London Branch, as principal paying agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent, relating to the 5.375% Global Notes due 2029 (incorporated by reference to Exhibit 4.8 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on October 1, 2012 (File No. 001-15106)).
2.15	Guaranty for the 5.375% Global Notes due 2029, dated as of October 1, 2012, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.7 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on October 1, 2012 (File No. 001-15106)).
2.16	Seventh Supplemental Indenture, dated as of May 20, 2013, between Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, as Trustee, relating to the 5.625% Global Notes due 2043 (incorporated by reference to Exhibit 4.11 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on May 20, 2013 (File No. 001-15106)).
2.17	Guaranty for the 5.625% Global Notes due 2043, dated as of May 20, 2013, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.10 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on May 20, 2013 (File No. 001-15106)).
2.18	Production Sharing Agreement, dated as of December 2, 2013, among Petrobras, Shell Brasil Petróleo Ltda., Total E&P do Brasil Ltda., CNODC Brasil Petróleo e Gás Ltda. and CNOOC Petroleum Brasil Ltda., the Brazilian Federal Government, Pré-Sal Petróleo S.A.—PPSA and the ANP (incorporated by reference to the Annual Report and Form 20-F of Petrobras, filed with the Securities and Exchange Commission on April 30, 2014 (File No. 001-15106)).
2.19	Twelfth Supplemental Indenture, dated as of January 14, 2014, among Petrobras Global Finance B.V., Petrobras, The Bank of New York Mellon, as Trustee, The Bank of New York Mellon, London Branch, as principal paying agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent, relating to the 4.750% Global Notes due 2025 (incorporated by reference to Exhibit 4.8 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on January 14, 2014 (File No. 001-15106)).
2.20	Thirteenth Supplemental Indenture, dated as of January 14, 2014, among Petrobras Global Finance B.V., Petrobras, The Bank of New York Mellon, as Trustee, The Bank of New York Mellon, London Branch, as principal paying agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent, relating to the 6.625% Global Notes due 2034 (incorporated by reference to Exhibit 4.11 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on January 14, 2014 (File No. 001-15106)).
2.21	Guaranty for the 4.750% Global Notes due 2025, dated as of January 14, 2014, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.7 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on January 14, 2014 (File No. 001-15106)).
2.22	Guaranty for the 6.625% Global Notes due 2034, dated as of January 14, 2014, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.10 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on January 14, 2014 (File No. 001-15106)).
2.23	Sixteenth Supplemental Indenture, dated as of March 17, 2014, among Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, as Trustee, relating to the 6.250% Global Notes due 2024 (incorporated by reference to Exhibit 4.8 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on March 17, 2014 (File No. 001-15106)).

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Additional Information	303

No.	Description
2.24	Seventeenth Supplemental Indenture, dated as of March 17, 2014, among Petrobras Global Finance B.V., Petrobras and The of New York Mellon, as Trustee, relating to the 7.250% Global Notes due 2044 (incorporated by reference to Exhibit 4.11 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on March 17, 2014 (File No. 001-15106)).
2.25	Guaranty for the 6.250% Global Notes due 2024, dated as of March 17, 2014, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.7 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on March 17, 2014 (File No. 001-15106)).
2.26	Guaranty for the 7.250% Global Notes due 2044, dated as of March 17, 2014, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.10 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on March 17, 2014 (File No. 001-15106)).
2.27	Seventh Supplemental Indenture, dated as of December 28, 2014, among Petrobras International Finance Company S.A., Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on January 15, 2015 (File No. 001-15106)).
2.28	Fourteenth Supplemental Indenture, dated as of December 28, 2014, among Petrobras International Finance Company S.A., Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on January 15, 2015 (File No. 001-15106)).
2.29	First Amendment to the Guaranties, dated as of December 28, 2014, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.3 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on January 15, 2015 (File No. 001-15106)).
2.30	Twentieth Supplemental Indenture, dated as of June 5, 2015, among Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, as Trustee, relating to the 6.850% Global Notes due 2115 (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on June 5, 2015 (File No. 001-15106)).
2.31	Guaranty for the 6.850% Global Notes due 2115, dated as of June 5, 2015, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on June 5, 2015 (File No. 001-15106)).
2.32	Twenty-Second Supplemental Indenture, dated as of May 23, 2016, among Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, relating to the 8.750% Global Notes due 2026 (incorporated by reference to Exhibit 4.5 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on May 23, 2016 (File No. 01-15106)).
2.33	Amended and Restated Twenty-Second Supplemental Indenture, dated as of July 13, 2016, among Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, relating to the 8.750% Global Notes due 2026 (incorporated by reference to Exhibit 4.5 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on July 13, 2016 (File No. 01-15106)).
2.34	Twenty-Fourth Supplemental Indenture, dated as of January 17, 2017, among Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, relating to the 7.375% Global Notes due 2027 (incorporated by reference to Exhibit 4.5 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on January 17, 2017 (File No. 01-15106)).
2.35	Guaranty for the 8.750% Global Notes due 2026, dated as of May 23, 2016, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.4 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on May 23, 2016 (File No. 01-15106)).
2.36	Amended and Restated Guaranty for the 8.750% Global Notes due 2026, dated as of July 13, 2016, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.4 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on July 13, 2016 (File No. 01-15106)).
2.37	Amended and Restated Guaranty for the 7.375% Global Notes due 2027, dated as of May 22, 2017, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.4 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on May 22, 2017 (File No. 01-15106)).

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Additional Information	304

No.	Description
2.38	Amended and Restated Twenty-Fourth Supplemental Indenture, dated as of May 22, 2017, among Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, relating to the 7.375% Global Notes due 2027 (incorporated by reference to Exhibit 4.5 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on May 22, 2017 (File No. 01-15106)).
2.39	Amended and Restated Seventeenth Supplemental Indenture, dated as of May 22, 2017, among Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, as Trustee, relating to the 7.250% Global Notes due 2044 (incorporated by reference to Exhibit 4.8 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on May 22, 2017 (File No. 01-15106)).
2.40	Indenture, dated as of September 27, 2017, among Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, as trustee, relating to the 5.299% Global Notes due 2025.
2.41	Indenture, dated as of September 27, 2017, among Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, as trustee, relating to the 5.999% Global Notes due 2028.
2.42	Guaranty for the 5.299% Global Notes due 2025, dated as of September 27, 2017, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.96 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on July 27, 2018 (File No. 333-226375)).
2.43	Guaranty for the 5.999% Global Notes due 2028, dated as of September 27, 2017, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.97 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on July 27, 2018 (File No. 333-226375)).
2.44	Twenty-Fifth Supplemental Indenture, dated as of February 1, 2018, among Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, relating to the 5.750% Global Notes due 2029 (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on February 1, 2018 (File No. 001-15106)).
2.45	Guaranty for the 5.750% Global Notes due 2029, dated as of February 1, 2018, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on February 1, 2018 (File No. 001-15106)).
2.46	Indenture, dated as of August 28, 2018 between Petrobras and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.3 to the Registration Statement of Petrobras and Petrobras Global Finance on Form F-3, filed with the Securities and Exchange Commission on August 28, 2018 (File Nos. 333-227087 and 333-227087-01)).
2.47	Indenture, dated as of August 28, 2018 between Petrobras Global Finance B.V. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.4 to the Registration Statement of Petrobras and Petrobras Global Finance B.V. on Form F-3, filed with the Securities and Exchange Commission on August 28, 2018 (File Nos. 333-227087 and 333-227087-01)).
2.48	Amended And Restated Guaranty for the 5.750% Global Notes due 2029, dated as of March 19, 2019, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on March 19, 2019 (File No. 001-15106).
2.49	Amended And Restated Twenty-Fifth Supplemental Indenture for the 5.750% Global Notes due 2029, dated as of March 19, 2019, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on March 19, 2019 (File No. 001-15106).
2.50	Guaranty for the 6.90% Global Notes due 2049, dated as of March 19, 2019, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.5 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on March 19, 2019 (File No. 001-15106).
2.51	First Supplemental Indenture for the 6.90% Global Notes due 2049, dated as of March 19, 2019, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.6 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on March 19, 2019 (File No. 001-15106).

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Additional Information	305

No.	Description
2.52	Amended and Restated Guaranty of the Amended and Restated Guaranty of the 7.250% Global Notes due 2044, dated as of March 17, 2014, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.7 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on May 22, 2017 (File No. 001-15106)).
2.53	Second Supplemental Indenture for the 5.600% Global Notes due 2031, dated as of June 3, 2020, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on June 3, 2020 (File No. 001-15106).
2.54	Guaranty for the 5.600% Global Notes due 2031, dated as of June 3, 2020, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on June 3, 2020 (File No. 001-15106).
2.55	Third Supplemental Indenture for the 6.750% Global Notes due 2050, dated as of June 3, 2020, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.5 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on June 3, 2020 (File No. 001-15106).
2.56	Guaranty for the 6.750% Global Notes due 2050, dated as of June 3, 2020, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.4 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on June 3, 2020 (File No. 001-15106).
2.57	Amended and Restated Second Supplemental Indenture for the 5.600% Global Notes due 2031, dated as of October 21, 2020, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on October 21, 2020 (File No. 001-15106).
2.58	Amended and Restated Guaranty for the 5.600% Global Notes due 2031, dated as of October 21, 2020, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on October 21, 2020 (File No. 001-15106).
2.59	Indenture, dated as of September 18, 2019 between Petrobras Global Finance B.V. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.75 to the Registration Statement of Petrobras and Petrobras Global Finance B.V. on Form F-4, filed with the Securities and Exchange Commission on July 6, 2020 (as amended on July 28, 2020) (File Nos. 333-239714 and 333-239714-01).
2.60	Guaranty for the 5.093% Global Notes due 2030, dated as of September 18, 2019, between Petrobras and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.73 to Petrobras’ Registration Statement on Form F-4, filed with the SEC on July 6, 2020 (as amended on July 28, 2020) (File No. 333-239714).
2.61	Fourth Supplemental Indenture for the 5.500% Global Notes due 2051, dated as of June 10, 2021, between Petrobras, PGF and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on June 10, 2020 (File No. 001-15106).
2.62	Guaranty for the 5.500% Global Notes due 2051, dated as of June 10, 2021, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on June 10, 2020 (File No. 001-15106).
4.1	Form of Concession Agreement for Exploration, Development and Production of crude oil and natural gas executed between Petrobras and the ANP (incorporated by reference to Exhibit 10.1 of Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 14, 2000 (File No. 333-12298)). This was a paper filing, and is not available on the SEC website.
4.2	Purchase and Sale Agreement of natural gas, executed between Petrobras and Yacimientos Petroliferos Fiscales Bolivianos-YPFB (together with and English version) (incorporated by reference to Exhibit 10.2 to Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 14, 2000 (File No. 333-12298)). This was a paper filing, and is not available on the SEC website. Until the moment eight GSA Additives have been concluded since its celebration on August 16, 1996, so the GSA remains in force.
8.1	List of Subsidiaries.
12.1	Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Additional Information	306

No.	Description
13.1	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent letter of KPMG.
15.2	Consent letter of DeGolyer and MacNaughton.
15.3	Hydrocarbon Production by Geographic Area.
15.4	List of Our Vessels.
17.1	Subsidiary Issuer of Guaranteed Securities
99.1	Third Party Report of DeGolyer and MacNaughton.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Additional Information	307

Signatures

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on March 30, 2022.

Petróleo Brasileiro S.A.—PETROBRAS

By: /s/ Joaquim Silva e Luna

Name: Joaquim Silva e Luna

Title: Chief Executive Officer

By: /s/ Rodrigo Araujo Alves

Name: Rodrigo Araujo Alves

Title: Chief Financial Officer and Chief Investor Relations Officer

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Additional Information	308

Abbreviations

bbl	Barrels
bbl/d	Barrels per day
bcf	Billion cubic feet
bn	Billion (thousand million)
bnbbl	Billion barrels
bncf	Billion cubic feet
bnm[3]	Billion cubic meters
bnboe	Billion barrels of oil equivalent
boe	Barrels of oil equivalent
boed	Barrels of oil equivalent per day
cf	Cubic feet
GWh	One gigawatt of power supplied or demanded for one hour
kgCO2e/boe	Kilogram of carbon dioxide equivalent per barrel of oil equivalent
KgCO2e/CWT	Kilogram of carbon dioxide equivalent per complexity weighted ton
km	Kilometer
km2	Square kilometers
m3	Cubic meter
mbbl	Thousand barrels
mbbl/d	Thousand barrels per day
mboe	Thousand barrels of oil equivalent
mboed	Thousand barrels of oil equivalent per day
mcf	Thousand cubic feet
mcf/d	Thousand cubic feet per day
mm3	Thousand cubic meters
mm3/d	Thousand cubic meters per day
mm3/y	Thousand cubic meter per year
mmbbl	Million barrels
mmbbl/d	Million barrels per day

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Additional Information	309

mmboe	Million barrels of oil equivalent
mmboed	Million barrels of oil equivalent per day
mmcf	Million cubic feet
mmcf/d	Million cubic feet per day
mmm[3]	Million cubic meters
mmm3/d	Million cubic meters per day
mmt	Million metric tons
mmt/y	Million metric tons per year
MW	Megawatts
MWavg	Amount of energy (in MWh) divided by the time (in hours) in which such energy is produced or consumed
MWh	One megawatt of power supplied or demanded for one hour
ppm	Parts per million
R$	Brazilian reais
t	Metric ton
tCO2e	Tonnes of carbon dioxide equivalent
t/d	Metric ton per day
Tcf	Trillion cubic feet
US$	United States dollars
/d	Per day

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Additional Information	310

Conversion Table

1 acre	=	43,560 square feet	=	0.004047 km2
1 barrel	=	42 U.S. gallons	=	Approximately 0.13 t of oil
1 boe	=	1 barrel of crude oil equivalent	=	6,000 cf of natural gas
1 m3 of natural gas	=	35.315 cf	=	0.0059 boe
1 km	=	0.6214 miles
1 meter	=	3.2808 feet
1 t of crude oil	=	1,000 kilograms of crude oil	=	Approximately 7.5 barrels of crude oil (assuming an atmospheric pressure index gravity of 37°API)

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Additional Information	311

Cross-Reference to Form 20-F

Form 20-F Captions	Location in this Annual Report		Pages
	Disclaimer		5
	Glossary of Certain Terms used in this Annual Report		8
	About Us		20
	Overview		21
	PART I
Item 1.	Identity of Directors, Senior Management and Advisers	Not applicable
Item 2.	Offer Statistics and Expected Timetable	Not applicable
Item 3.	Key Information
	A. Selected Financial Data	Not applicable
	B. Capitalization and indebtedness	Not applicable
	C. Reasons for the offer and use of proceeds	Not applicable
	D. Risk Factors	Risks (Risk Factors)	27
Item 4.	Information on the Company
	A. History and development of the company	About Us (Overview)	21
	B. Business overview	Disclaimer (Documents on Display); About Us (Overview); Our Business (Portfolio Management); Strategic Plan; Legal and Tax (Regulation); Legal and Tax (Material Contracts)	7, 21, 123; 138, 264, 270
	C. Organizational structure	About Us (Overview); Exhibit 8.1 – List of Subsidiaries	21
	D. Property, plants and equipment	Our Business; Strategic Plan; Legal and Tax (Regulation)	48, 138, 264
Item 4A.	Unresolved Staff Comments	None
Item 5.	Operating and Financial Review and Prospects
	A. Operating results	Operating and Financial Review and Prospects	180
	B. Liquidity and capital resources	Operating and Financial Review and Prospects (Liquidity and Capital Resources)	190
	C. Research and development, patents and licenses, etc.	Strategic Plan (Digital Transformation)	150
	D. Trend Information	Our Business; Risks; Operating and Financial Review and Prospects	48, 27, 180
	E. Critical Accounting Estimates	Not applicable
Item 6.	Directors, Senior Management and Employees
	A. Directors and senior management	Management and Employees (Management)	204
	B. Compensation	Management and Employees	204, Note 18 to Financial Statements
	C. Board practices	Management and Employees (Management)	204
	D. Employees	Management and Employees (Employees)	225

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Additional Information	312

Form 20-F Captions	Location in this Annual Report		Pages
	E. Share Ownership	Shareholder Information (Listing; Shares and Shareholder) and Management and Employees (Management)	244, 246, 204
Item 7.	Major Shareholders and Related Party Transactions
	A. Major shareholders	Shareholder Information (Shares and Shareholders)	246
	B. Related party transactions	Management and Employees (Management)	204, Note 37 to Financial Statements
	C. Interests of experts and counsel	Not applicable
Item 8.	Financial Information
	A. Consolidated Statements and Other Financial Information	Financial Statements; Legal and Tax (Legal Proceedings); Shareholder Information (Dividends)	F-1; 275, 256
	B. Significant Changes	Not applicable
Item 9.	The Offer and Listing
	A. Offer and listing details	Not applicable
	B. Plan of distribution	Not applicable
	C. Markets	Shareholder Information (Listing)	244
	D. Selling shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the issue	Not applicable
Item 10.	Additional Information
	A. Share capital	Not applicable
	B. Memorandum and articles of association	Shareholder Information (Shareholders Rights); Environment, Social and Governance (Corporate Governance)	251, 172, Exhibit 1.1, Exhibit 2.4
	C. Material contracts	Legal and Tax (Material Contracts)	270
	D. Exchange controls	Shareholder Information (Additional Information for non-Brazilian Shareholders)	260
	E. Taxation	Legal and Tax (Tax)	283
	F. Dividends and paying agents	Not applicable
	G. Statement by experts	Our Business (Exploration and Production)	48
	H. Documents on display	Disclaimer	5
	I. Subsidiary Information	Not applicable
Item 11.	Qualitative and Quantitative Disclosures about Market Risk	Risks (Disclosures About Market Risk)	44
Item 12.	Description of Securities other than Equity Securities
	A. Debt Securities	Not applicable
	B. Warrants and Rights	Not applicable
	C. Other Securities	Not applicable
	D. American Depositary Shares	Shareholder Information (Additional information for non-Brazilian shareholders)	260
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.	Controls and Procedures	Compliance and Internal Control (Compliance)	235
Item 16A.	Audit Committee Financial Expert	Management and Employees (Management)	204

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Additional Information	313

Form 20-F Captions	Location in this Annual Report		Pages
Item 16B.	Code of Ethics	Compliance and Internal Control	235
Item 16C.	Principal Accountant Fees and Services	Management and Employees (Management)	204
Item 16D.	Exemptions from the Listing Standards for Audit Committees	Management and Employees (Management)	204
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Shareholder Information (Additional Information for non-Brazilian Shareholders)	260
Item 16F.	Change in Registrant’s Certifying Accountant	Not applicable
Item 16G.	Corporate Governance	Management and Employees (Management)	204
Item 16H.	Mine Safety Disclosure	Not applicable
Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
	PART III
Item 17.	Financial Statements	Not applicable
Item 18.	Financial Statements	Financial Statements	F-1
Item 19.	Exhibits	Exhibits	301
		Signatures	307
		Abbreviations	308
		Conversion Table	310
		Cross Reference to Form 20-F	311

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

PETROBRAS	ANNUAL REPORT AND FORM 20-F | 2021

Financial Statements	315

PETROBRAS

Financial Statements 2021

December 31, 2021, 2020 and 2019 with report of independent registered public accounting firm

INDEX

PETROBRAS

KPMG Auditores Independentes Ltda.

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

To the Shareholders and Board of Directors

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro

Opinion on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Petróleo Brasileiro S.A. – Petrobras and subsidiaries (“the Company”) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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

Assessment of the measurement of the defined benefit obligations for pension and health care plans

As discussed in notes 4.4 and 17 of the consolidated financial statements, the Company sponsors defined benefit pension and health care plans that provide supplementary retirement benefits to its employees. As of December 31, 2021, the defined benefit obligations for these pension and health care plans were US$ 9,880 million. The measurement of the Company’s defined benefit obligations with respect to these plans requires the determination of certain actuarial assumptions. These assumptions include the discount rate and projected medical costs. The Company hires external actuarial professionals to assist in the process of determining the actuarial assumptions and the valuation of the defined benefit obligations for its pension and health care plans.

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

The following are the primary procedures we performed to address this critical audit matter:

•	we evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process for determining the defined benefit obligations for pension and health care plans. This included controls related to the determination, review and approval of the discount rates and projected medical costs;
•	we evaluated the scope of the work, competency, and objectivity of the external actuarial professionals hired by the Company to assist in the process of determining the actuarial assumptions and the measurement of the defined benefit obligations for the pension and health care plans. This included assessing the nature and scope of the work performed by these external actuarial professionals and their professional qualifications and experience; and
•	we involved actuarial professionals with specialized skills and knowledge, who assisted in evaluating the Company’s discount rates and projected medical costs including comparisons to external sources.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Evaluation of the impairment testing of exploration and production cash generating units (“CGUs”)

As discussed in notes 4.1(b), 4.2, 4.3 and 25 to the consolidated financial statements, for the purposes of impairment testing, the Company identifies its cash generating units (“CGUs”), estimates the recoverable amount of these CGUs and compares the recoverable amount with the carrying amount of these CGUs. The carrying amount of the exploration and production CGUs as of December 31, 2021 was US$ 23,734 million. For the year ended December 31, 2021, the amount of impairment reversals recognized in relation to the exploration and production CGUs was US$ 3,373 million.

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

The following are the primary procedures we performed to address this critical audit matter:

•	we evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s impairment assessment process. These included controls related to the review and approval of the Company’s determination of the CGUs and of the key assumptions used to estimate the recoverable amount;
•	for changes in exploration and production CGUs during the year, we assessed the operational factors considered by the Company when defining these changes by comparing to information obtained from internal and external sources;
•	we evaluated the Company’s projected recovery of oil and gas reserves by comparing it with estimated volumes certified by an external reservoir specialist hired by the Company and, for a selection of CGUs, with historical production;
•	we evaluated the scope of the work, competency, and objectivity of the external reservoir specialists hired by the Company that certified the estimated reserve volumes. This included assessing the nature and scope of the work they were engaged to perform and their professional qualifications and experience;
•	we evaluated, for a selection of CGUs, the Company’s projected future capital and operating expenditures by comparing these projections with the latest approved business and management plan and long-term budgets;
•	we evaluated the Company’s ability to accurately project cash flows by comparing, for a selection of CGUs, the prior years’ estimated cash flows for the year ended December 31, 2021 with actual cash flows in this year; and
•	we involved a valuation professional with specialized skill and knowledge, who assisted in evaluating certain assumptions used in the impairment testing such as the discount rates, average Brent oil prices and the exchange rates by comparing them against available external market data.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Evaluation of provisions and disclosures for certain specific labor, civil and tax lawsuits

As discussed in notes 4.5 and 18 to the consolidated financial statements, the Company is involved in labor, civil and tax lawsuits during the normal course of its activities. The Company records provisions for these lawsuits when it is probable that an outflow of resource embodying economic benefits will be required to settle a present obligation and when the outflow can be reasonably estimated. The Company discloses a contingent liability whenever the likelihood of an outflow to settle a present obligation is considered possible, or when the likelihood is considered probable, but it is not possible to reasonably estimate the amount of the outflow.

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

Evaluation of the estimate of the provision for decommissioning costs

As discussed in notes 4.1(c), 4.6 and 19 to the consolidated financial statements the Company records a provision for decommissioning costs which reflects its obligations to restore the environment and dismantle and remove oil and gas production facilities upon abandonment. As of December 31, 2021, the carrying amount of the provision for decommissioning costs was US$15,619 million. The Company’s estimate of the provision for decommissioning costs includes assumptions in relation to the nature and extent of the environmental restoration and the dismantlement and removal work as well as the cost and timing of this work.

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

The following are the primary procedures we performed to address this critical audit matter:

•	we evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process to estimate the provision for decommissioning costs. This included controls related to the determination, review and approval of the key assumptions, including estimates of the timing of abandonment and estimated costs of decommissioning;
•	we assessed the estimates of timing until abandonment used by the Company by comparing the production curves and life of the oil and gas reserves used with estimated reserve volumes certified by external reservoir specialists hired by the Company;

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

•	we assessed the estimated costs of decommissioning by comparing certain key assumptions with external industry reports;
•	we evaluated the scope of the work, competency, and objectivity of the internal engineers that estimated the production curves and life of the oil and gas reserves and the external reservoir specialists hired by the Company that certified the estimated reserve volumes. This included assessing the nature and scope of the work they were engaged to perform and their professional qualifications and experience;
•	we evaluated the Company´s ability to accurately forecast costs of decommissioning work, by comparing a selection of actual expenditure incurred with the decommissioning of oil and gas production facilities during the year to the Company´s forecasts of that expenditure in the prior year.

/s/ KPMG Auditores Independentes Ltda.

______________________________________

KPMG Auditores Independentes Ltda.

We have served as the Company’s auditor since 2017.

Rio de Janeiro – Brazil

March 30, 2022

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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

The internal control over financial reporting is designed to provide reasonable assurances regarding the reliability of financial reporting and of the preparation of our consolidated financial statements, in accordance with IFRS, as issued by the IASB.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk of becoming inadequate because of changes in its conditions and assumptions.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 based on the criteria established in “Internal Controls – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of Treadway Commission (“COSO”). Our management has concluded that our internal control over financial reporting was effective.

/s/ Joaquim Silva e Luna

Joaquim Silva e Luna

Chief Executive Officer

/s/ Rodrigo Araujo Alves

Rodrigo Araujo Alves

Chief Financial Officer and Chief Investor Relations Officer

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

PETROBRAS

As of December 31, 2021 and December 31, 2020 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	12.31.2021	12.31.2020	Liabilities	Note	12.31.2021	12.31.2020
Current assets				Current liabilities
Cash and cash equivalents	7.1	10,467	11,711	Trade payables	15	5,483	6,859
Marketable securities	7.2	650	659	Finance debt	32.1	3,641	4,186
Trade and other receivables	13.1	6,368	4,731	Lease liability	33	5,432	5,698
Inventories	14	7,255	5,677	Income taxes payable	16.1	733	198
Recoverable income taxes	16.1	163	418	Other taxes payable	16.2	4,001	2,636
Other recoverable taxes	16.2	1,183	2,177	Dividends payable	34.5	−	858
Others	20	1,573	1,230	Employee benefits	17	2,144	3,502
		27,659	26,603	Others	20	1,875	1,603
Assets classified as held for sale	31	2,490	785			23,309	25,540
		30,149	27,388	Liabilities related to assets classified as held for sale	31	867	685
						24,176	26,225

Non-current assets
Long-term receivables				Non-current liabilities
Trade and other receivables	13.1	1,900	2,631	Finance debt	32.1	32,059	49,702
Marketable securities	7.2	44	44	Lease liability	33	17,611	15,952
Judicial deposits	18.2	8,038	7,281	Income taxes payable	16.1	300	357
Deferred income taxes	16.1	604	6,451	Deferred income taxes	16.1	1,229	195
Other recoverable taxes	16.2	3,261	3,158	Employee benefits	17	9,374	14,667
Others	20	487	635	Provisions for legal proceedings	18.1	2,018	2,199
		14,334	20,200	Provision for decommissioning costs	19	15,619	18,780
				Others	20	2,150	2,057
						80,360	103,909
				Total liabilities		104,536	130,134

				Equity
Investments	29	1,510	3,273	Share capital (net of share issuance costs)	34.1	107,101	107,101
Property, plant and equipment	23	125,330	124,201	Capital reserve and capital transactions		1,143	1,064
Intangible assets	24	3,025	14,948	Profit reserves		72,811	65,917
		144,199	162,622	Accumulated other comprehensive (deficit)		(111,648)	(114,734)
				Attributable to the shareholders of Petrobras		69,407	59,348
				Non-controlling interests	29.5	405	528
						69,812	59,876
Total assets		174,348	190,010	Total liabilities and equity		174,348	190,010
The notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

PETROBRAS

Years ending December 31, 2021, 2020 and 2019 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	2021	2020	2019

Sales revenues	8	83,966	53,683	76,589
Cost of sales	9.1	(43,164)	(29,195)	(45,732)
Gross profit		40,802	24,488	30,857

Income (expenses)
Selling expenses	9.2	(4,229)	(4,884)	(4,476)
General and administrative expenses	9.3	(1,176)	(1,090)	(2,124)
Exploration costs	26	(687)	(803)	(799)
Research and development expenses		(563)	(355)	(576)
Other taxes		(406)	(952)	(619)
Impairment of assets	25	3,190	(7,339)	(2,848)
Other income and expenses	10	653	998	1,199
		(3,218)	(14,425)	(10,243)

Income before net finance expense, results of equity-accounted investments and income taxes		37,584	10,063	20,614

Finance income		821	551	1,330
Finance expenses		(5,150)	(6,004)	(7,086)
Foreign exchange gains (losses) and inflation indexation charges		(6,637)	(4,177)	(3,008)
Net finance expense	11	(10,966)	(9,630)	(8,764)

Results of equity-accounted investments	29.2	1,607	(659)	153

Net income (loss) before income taxes		28,225	(226)	12,003

Income taxes	16.1	(8,239)	1,174	(4,200)

Net income from continuing operations for the year		19,986	948	7,803

Net income from discontinued operations for the year		−	−	2,560

Net income for the year		19,986	948	10,363

Net income attributable to shareholders of Petrobras		19,875	1,141	10,151
Net income from continuing operations		19,875	1,141	7,660
Net income from discontinued operations		−	−	2,491

Net income (loss) attributable to non-controlling interests		111	(193)	212
Net income (loss) from continuing operations		111	(193)	143
Net income from discontinued operations		−	−	69

Basic and diluted earnings per common and preferred share - in U.S. dollars	34.6	1.52	0.09	0.78
From continuing operations		1.52	0.09	0.59
From discontinued operations		−	−	0.19

The notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

PETROBRAS

Years ending December 31, 2021, 2020 and 2019 (Expressed in millions of US Dollars, unless otherwise indicated)

	2021	2020	2019
Net income for the year	19,986	948	10,363

Items that will not be reclassified to the statement of income:

Actuarial gains (losses) on post-employment defined benefit plans
Recognized in equity	5,169	2,415	(5,589)
Deferred income tax	(1,340)	(127)	1,491
	3,829	2,288	(4,098)

Unrealized gains (losses) on equity instruments measured at fair value through other comprehensive income
Recognized in equity	−	(2)	−
Deferred income tax	−	1	−
	−	(1)	−

Share of other comprehensive income (losses) in equity-accounted investments	−	46	−

Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports
Recognized in equity	(3,949)	(21,460)	(3,510)
Reclassified to the statement of income	4,585	4,720	3,136
Deferred income tax	(215)	5,690	126
	421	(11,050)	(248)

Cumulative translation adjustments (*)
Recognized in equity	(1,314)	(5,211)	(1,465)
Reclassified to the statement of income	41	−	34
	(1,273)	(5,211)	(1,431)

Share of other comprehensive income in equity-accounted investments
Recognized in equity	22	(378)	69
Reclassified to the statement of income	−	43	−
	22	(335)	69

Other comprehensive income (loss)	2,999	(14,263)	(5,708)

Total comprehensive income (loss)	22,985	(13,315)	4,655

Comprehensive income (loss) attributable to shareholders of Petrobras	22,961	(13,126)	4,469
Comprehensive income (loss) attributable to non-controlling interests	24	(189)	186
(*) It includes cumulative translation adjustments in associates and joint ventures.
The notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

PETROBRAS

Years ending December 31, 2021, 2020 and 2019 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	2021	2020	2019
Cash flows from operating activities
Net income (loss) for the year		19,986	948	10,363
Adjustments for:
Net income from discontinued operations		−	−	(2,560)
Pension and medical benefits (actuarial expense)	17	2,098	(1,001)	2,086
Results of equity-accounted investments	29.2	(1,607)	659	(153)
Depreciation, depletion and amortization		11,695	11,445	14,836
Impairment of assets (reversal)	25	(3,190)	7,339	2,848
Inventory write-down (write-back) to net realizable value	14	(1)	375	15
Allowance (reversals) for credit loss on trade and other receivables	13.3	(30)	144	87
Exploratory expenditure write-offs	26	248	456	308
Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA		(1,900)	(456)	(6,012)
Foreign exchange, indexation and finance charges		10,795	11,094	8,460
Deferred income taxes, net	16.1	4,058	(1,743)	2,798
Revision and unwinding of discount on the provision for decommissioning costs	19	661	981	950
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	16	(986)	(3,173)	−
Results from co-participation agreements in bid areas	24	(631)	−	−
Assumption of interest in concessions	24	(164)	−	−
Early termination and cash outflows revision of lease agreements		(545)	(276)	(60)
Decrease (Increase) in assets
Trade and other receivables, net		(2,075)	1	2,233
Inventories		(2,334)	724	(281)
Judicial deposits		(1,032)	(859)	(2,144)
Escrow account - Class action agreement		−	−	1,819
Other assets		(289)	159	(219)
Increase (Decrease) in liabilities
Trade payables		1,073	216	(989)
Other taxes payable		7,016	3,246	225
Pension and medical benefits		(2,239)	(1,048)	(1,882)
Provisions for legal proceedings		(12)	(261)	(3,767)
Short-term benefits		(312)	781	185
Provision for decommissioning costs		(730)	(482)	(512)
Agreement with US authorities		−	−	(768)
Other liabilities		376	(47)	(259)
Income taxes paid		(2,138)	(332)	(2,330)
Net cash provided by operating activities from continuing operations		37,791	28,890	25,277
Net cash provided by operating activities - discontinued operations		−	−	323
Net cash provided by operating activities		37,791	28,890	25,600
Cash flows from investing activities
Acquisition of PP&E and intangible assets (*)		(6,325)	(5,874)	(8,556)
Bidding for oil surplus of Transfer of rights agreement		−	−	(15,341)
Investments in investees		(24)	(942)	(7)
Proceeds from disposal of assets - Divestment		4,783	1,997	10,413
Reimbursement on the Transfer of rights agreement		−	−	8,361
Financial compensation for the Búzios Co-participation Agreement	24	2,938	−	−
Divestment (Investment) in marketable securities		4	66	198
Dividends received		781	243	1,436
Net cash provided by (used in) investing activities from continuing operations		2,157	(4,510)	(3,496)
Net cash provided by investing activities - discontinued operations		−	−	1,812
Net cash provided by (used in) investing activities		2,157	(4,510)	(1,684)
Cash flows from financing activities
Changes in non-controlling interest		(24)	(67)	(29)
Proceeds from financing	32.2	1,885	17,023	7,464
Repayment of principal - finance debt	32.2	(21,413)	(25,727)	(27,273)
Repayment of interest - finance debt	32.2	(2,229)	(3,157)	(4,501)
Repayment of lease liability	33	(5,827)	(5,880)	(5,207)
Dividends paid to Shareholders of Petrobras	34	(13,078)	(1,367)	(1,877)
Dividends paid to non-controlling interests		(105)	(84)	(138)
Net cash used in financing activities from continuing operations		(40,791)	(19,259)	(31,561)
Net cash used in financing activities - discontinued operations		−	−	(508)
Net cash used in financing activities		(40,791)	(19,259)	(32,069)
Effect of exchange rate changes on cash and cash equivalents		(402)	(773)	1,631
Net change in cash and cash equivalents		(1,245)	4,348	(6,522)
Cash and cash equivalents at the beginning of the period		11,725	7,377	13,899
Cash and cash equivalents at the end of the period		10,480	11,725	7,377
The notes form an integral part of these financial statements.
(*) In 2019, it does not include bidding for oil surplus of Transfer of rights agreement

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

PETROBRAS

Years ending December 31, 2021, 2020 and 2019 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital reserve, Capital Transactions and Treasury shares	Cumulative translation adjustment	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Additional dividends proposed	Retained earnings (losses)	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
Balance at January 1, 2019	107,380	(279)	1,067	(67,316)	(13,292)	(13,224)	(953)	8,257	2,452	923	46,529	−	−	71,544	1,631	73,175
		107,101	1,067				(94,785)					58,161	−	71,544	1,631	73,175
Realization of deemed cost	−	−	−	−	−	−	(2)	−	−	−	−	−	2	−	−	−
Treasury shares	−	−	−	−	−	−	−	−	−	−	−	−	−	−	−	−
Capital transactions	−	−	(3)	−	−	−	−	−	−	−	−	−	−	(3)	(658)	(661)
Net income	−	−	−	−	−	−	−	−	−	−	−	−	10,151	10,151	212	10,363
Other comprehensive income (loss)	−	−	−	(1,405)	(248)	(4,098)	69	−	−	−	−	−	−	(5,682)	(26)	(5,708)
Appropriations:
Transfer to reserves	−	−	−	−	−	−	−	488	250	179	6,549	−	(7,466)	−	−	−
Dividends	−	−	−	−	−	−	−	−	−	−	−	−	(2,687)	(2,687)	(267)	(2,954)
Balance at December 31, 2019	107,380	(279)	1,064	(68,721)	(13,540)	(17,322)	(886)	8,745	2,702	1,102	53,078	−	−	73,323	892	74,215
		107,101	1,064				(100,469)					65,627	−	73,323	892	74,215
Capital increase with reserves	−	−	−	−	−	−	−	−	−	−	−	−	−	−	(13)	(13)
Realization of deemed cost	−	−	−	−	−	−	2	−	−	−	−	−	(2)	−	−	−
Capital transactions	−	−	−	−	−	−	−	−	−	−	−	−	−	−	(81)	(81)
Net income	−	−	−	−	−	−	−	−	−	−	−	−	1,141	1,141	(193)	948
Other comprehensive income (loss)	−	−	−	(5,215)	(11,050)	2,288	(290)	−	−	−	−	−	−	(14,267)	4	(14,263)
Appropriations:				−	−	−	−	−	−	−	−	−	−	−	−	−
Transfer to reserves	−	−	−	−	−	−	−	68	198	−	(226)	−	(40)	−	−	−
Dividends	−	−	−	−	−	−	−	−	−	−	(878)	1,128	(1,099)	(849)	(81)	(930)
Balance at December 31, 2020	107,380	(279)	1,064	(73,936)	(24,590)	(15,034)	(1,174)	8,813	2,900	1,102	51,974	1,128	−	59,348	528	59,876
		107,101	1,064				(114,734)					65,917	−	59,348	528	59,876
Capital increase with reserves	−	−	−	−	−	−	−	−	−	−	−	−	−	−	2	2
Capital transactions	−	−	79	−	−	−	−	−	−	−	−	−	−	79	(40)	39
Net income	−	−	−	−	−	−	−	−	−	−	−	−	19,875	19,875	111	19,986
Other comprehensive income (loss)	−	−	−	(1,186)	421	3,829	22	−	−	−	−	−	−	3,086	(87)	2,999
Appropriations:
Additional dividends proposed last year approved this year	−	−	−	−	−	−	−	−	−	−	−	(1,128)	−	(1,128)	−	(1,128)
Transfer to reserves	−	−	−	−	−	−	−	956	184	118	388	−	(1,646)	−	−	−
Dividends	−	−	−	−	−	−	−	−	−	−	(312)	6,688	(18,229)	(11,853)	(109)	(11,962)
Balance at December 31, 2021	107,380	(279)	1,143	(75,122)	(24,169)	(11,205)	(1,152)	9,769	3,084	1,220	52,050	6,688	−	69,407	405	69,812
		107,101	1,143				(111,648)					72,811	−	69,407	405	69,812

The notes form an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

1.	The Company and its operations

Petróleo Brasileiro S.A. - Petrobras, hereinafter referred to as “Petrobras” or “Company,” is a partially state-owned enterprise, controlled by the Brazilian Federal Government, of indefinite duration, governed by the terms and conditions under the Brazilian Corporate Law (Law 6,404 of December 15, 1976), Law 13,303 of June 30, 2016 and its Bylaws.

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

The economic activities linked to its business purpose shall be undertaken by the Company in free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Laws no. 9,478/97 and 14,134/21 (oil and gas regulations, respectively). However, Petrobras may have its activities, provided they are in compliance with its corporate purpose, guided by the Brazilian Federal Government to contribute to the public interest that justified its creation, aiming to meet national energy policy objectives when:

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

These consolidated financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on March 30, 2022.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
2.2.	Discontinued operation

After the conclusion of a secondary public offering in July 2019, the Company no longer controlled Petrobras Distribuidora S.A. – BR (later renamed to Vibra Energia).

As a result, this investment is classified as a discontinued operation for 2019, since it represented a separate major line of business. Thus, in the consolidated statement of income and cash flows, the net income, operating, investing and financing cash flows relating to BR are presented in separate line items, as a net amount for discontinued operations.

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

Brazilian Real x U.S. Dollar	Dec/21	Sep/21	Jun/21	Mar/21	Dec/20	Sep/20	Jun/20	Mar/20	Dec/19	Sep/19	Jun/19	Mar/19
Quarterly average exchange rate	5.59	5.23	5.29	5.48	5.39	5.38	5.39	4.47	4.12	3.97	3.92	3.77
Period-end exchange rate	5.58	5.44	5.00	5.70	5.20	5.64	5.48	5.20	4.03	4.16	3.83	3.90

3.	Significant accounting policies

To aid cohesion and comprehension, the significant accounting policies are set out at the end of each explanatory note to which they relate.

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

b)	Impacts of oil and gas reserves on impairment testing

The measurement of the value in use of oil and gas exploration and development assets is based on proved and probable reserves pursuant to the ANP/SPE definitions. Note 25 provides further information on impairment testing.

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

d)	Impacts of oil and gas reserves on highly probable future exports subject to cash flow hedge accounting

The Company estimates highly probable future exports in accordance with future exports forecasted in the current Strategic Plan projections and based on short-term estimates on a monthly basis. Changes in the expected oil and gas production may affect future exports forecasts and, consequently, hedge relationship designations may also be impacted.

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

The markets for crude oil and natural gas have a history of significant price volatility and although prices can drop or increase precipitously, industry prices over the long term tends to continue being driven by market supply and demand fundamentals.

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

Changes in the economic environment may result in changing assumptions and, consequently, the recognition of impairment charges or reversals on certain assets or CGUs. For example, the Company’s sales revenue and refining margins are directly impacted by Brent price variations, as well as Brazilian Real/U.S. dollar exchange rate variations, which also impacts our capital and operating expenditures.

Changes in the economic and political environment may also result in higher country risk projections that would increase discount rates for impairment testing.

Reductions in future oil and natural gas price scenarios resulting from structural changes, adverse effects arising from significant changes in reserve volumes, production curve expectations, lifting costs or discount rates, as well as capital expenditure decisions that result in the postponement or termination of projects, could trigger the need for impairment assessment.

The recoverable amount of certain assets may not substantially exceed their carrying amounts and, therefore, it is reasonably possible that outcomes in future periods that are different from the current assumptions may result in the recognition of additional impairment charges on these assets, as described in note 25.

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

i) Crude oil and natural gas producing properties CGUs: comprises exploration and development assets related to crude oil and natural gas fields and groups of fields in Brazil and abroad. At December 31, 2021, Exploration and Production CGUs in Brazil had 90 fields and 25 groups of fields. Changes in the aggregation of CGUs are presented in note 25.

ii) Drilling rigs are not part of any CGU and are assessed for impairment separately.

b)	Refining, transportation and marketing CGUs:

i) Downstream CGU: comprises refineries and associated assets, terminals and pipelines, as well as logistics assets operated by Transpetro, with a combined and centralized operation of such assets in Brazil. These assets are managed with a common goal of achieving efficiency, profitability and strategic value long term on a nationwide basis. They are not operated for the generation of profit by asset/location. The operational planning is made in a centralized manner and these assets are not managed, measured or evaluated by their individual results. The refineries do not have autonomy to choose the oil to be processed, the mix of oil products to produce, the markets in which these products will be traded, which amounts will be exported, which intermediaries will be received and to decide the sale prices of oil products. The operational decisions are analyzed through an integrated model of operational planning for market supply. This model evaluates the solutions to supply the market considering all the options for production, importing, exporting, logistics and inventories seeking a comprehensive optimum for Petrobras and not for the profit of each unit. The decision regarding a new investment is not based on the profitability of the project for the asset where it will be installed, but for Petrobras as a whole. The model that supports the entire planning, used in the studies of technical and economic feasibility of new investments in refining, may, in its indications, allocate a lower economic kind of oil to a certain refinery or define a lower economic mix of products to it, or even force it to supply more distant markets (area of influence), leading it to operate with reduced margins if seen individually, in case this is the best for the integrated system as a whole. Pipelines and terminals are an integral part and interdependent portion of the refining assets, required to supply the market.

In 2021, management approved the sale of the Landulpho Alves (RLAM) and Isaac Sabbá (REMAN) refineries, whose assets were excluded from the CGU. The sale of RLAM was closed on November 30, 2021. The sale of REMAN is not yet closed, and its assets are classified as held for sale as of December 31, 2021 (see note 31.1).

ii) CGU Comperj: with the cancellation of the first refining unit of Comperj, the remaining assets were allocated into 2 CGUs: the CGU Itaboraí Utilities, composed of assets that will support the natural gas processing plant (UPGN) of the route 3 integrated project; and the CGU GasLub, a set of assets that remain in hibernation and are being evaluated for use in other projects.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

iii) CGU Second Refining Unit of RNEST: comprises assets of the second refining unit of Abreu e Lima refinery;

iv) Transportation CGU: comprises assets relating to Transpetro’s fleet of vessels;

v) Hidrovia CGU: comprises the fleet of vessels under construction of the Hidrovia project (transportation of ethanol along the Tietê River);

vi) SIX CGU: shale processing plant (classified as held for sale, as described in note 31.1) ; and

vii) Other operations abroad defined as the smallest group of assets that generates independent cash flows.

c)	Gas & Power CGUs:

In 2021, the New Legal Framework for Gas (Law 14,134/21 and Decree nº 10,712/21) established significant regulatory changes applicable to the natural gas market in Brazil, allowing private companies to access certain assets that constituted the CGU Natural Gas. As a result, the assets that composed this CGU were reorganized as follows:

i) CGU Integrated Processing System: set of assets formed by natural gas processing plants in Itaboraí, Cabiúnas and Caraguatatuba, grouped together due to the contractual characteristics of the Integrated Processing System and the Integrated Transportation System; and

ii) CGUs of Natural Gas Processing Plants: remaining natural gas processing plants each of which represents a separate CGU.

The gas pipelines Route 2 and Route 3, which were also part of the Natural Gas CGU, are now tested with E&P assets that benefit from this infrastructure. In relation to the LNG terminals and the Brazil-Bolivia Gas Pipeline, impairment testing are made in conjunction with the Company's natural gas processing plants.

Other Gas & Power CGUs are:

iii) CGU nitrogen fertilizer plants: formed by nitrogen fertilizer plants;

iv) CGU Power: comprises the thermoelectric power generation plants (UTEs). In December 2021, occurred the closing of the sale of plants Arembepe, Muryci and Bahia 1 (see note 31), at which point these assets were excluded from the CGU.

v) CGU Termocamaçari: comprises the assets from the Termocamaçari thermoelectric plant;

vi) Other CGUs: operations abroad defined as the smallest group of assets that generates largely independent cash flows.

d)	Biofuels business CGUs:

i) Biodiesel CGU: an integrated unit of biodiesel plants defined based on the production planning and operation process, that takes into consideration domestic market conditions, the production capacity of each plant, as well as the results of biofuels auctions and raw materials supply.

ii) Quixadá CGU: comprises the assets of Quixadá Biofuel Plant.

Further information on impairment testing is set out in note 25.

4.4.	Pension and other post-retirement benefits

The actuarial obligations and net expenses related to defined benefit pension and health care post-retirement plans are computed based on several financial and demographic assumptions, of which the most significant are:

·	Discount rate: comprises the projected future inflation in addition to an equivalent discounted interest rate that matches the duration of the pension and health care obligations with the future yield curve of long-term Brazilian Government Bonds; and
·	Medical costs: comprise the projected growth rates based on per capita health care benefits paid over the last five years, which are used as a basis for projections, converged to the general price inflation index within 30 years.

These and other estimates are reviewed at least annually and may differ materially from actual results due to changing market and financial conditions, as well as actual results of actuarial assumptions.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The sensitivity analysis of discount rates and changes in medical costs as well as additional information about actuarial assumptions are set out in note 17.

4.5.	Estimates related to contingencies and legal proceedings

The Company is defendant in arbitrations and in legal and administrative proceedings involving civil, tax, labor and environmental issues arising from the normal course of its business and makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments from legal advisors and on management’s assessment.

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

Note 18 provides further detailed information about contingencies and legal proceedings.

4.6.	Decommissioning costs estimates

The Company has legal and constructive obligations to remove equipment and restore onshore and offshore areas at the end of operations. Its most significant asset removal obligations relate to offshore areas. Estimates of costs for future environmental cleanup and remediation activities are based on current information about costs and expected plans for remediation. These obligations are recognized at present value, using a risk-free discount rate, adjusted to the Company's credit risk. Due to the long term until the abandonment, changes in the discount rate can cause significant variations in the recognized amount.

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

Note 19 provides further detailed information about the decommissioning provisions.

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

Changes in deferred tax assets and liabilities are presented in note 16.1.

4.8.	Cash flow hedge accounting involving the Company’s future exports

The Company determines its future exports as “highly probable future exports” based on its current Strategic Plan and, based on short-term estimates on a monthly basis. The highly probable future exports are determined by a percentage of projected exports revenue, taking into account the Company’s operational and capital expenditure optimization model, limited to a threshold based on a historical percentage of the oil production that is usually sold abroad. For the long-term, future exports forecasts are reviewed whenever the Company reviews its Strategic Plan assumptions, while for the short-term it is reviewed monthly. The approach for determining exports as highly probable future exports is reviewed annually, at least.

See note 36 for more detailed information about cash flow hedge accounting and a sensitivity analysis of the cash flow hedge involving future exports.

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

The Company has continuously monitored the results of the Lava Jato investigation and the availability of other information related to the scheme of improper payments. In preparing the financial statements for the year ended December 31, 2021, the Company has not identified any additional information that would affect the adopted calculation methodology and consequently require additional write-offs.

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

Uncertainties over income tax treatments represent the risks that the tax authority does not accept a certain tax treatment applied by the Company, mainly related to different interpretations of deductions and additions to the IRPJ and CSLL calculation basis. The Company evaluates each uncertain tax treatment separately or in a group where there is interdependence in relation to the expected result.

The Company estimates the probability of acceptance of an uncertain tax treatment by the tax authority based on technical assessments by its legal advisors, considering precedent jurisprudence applicable to current tax legislation, which may be impacted mainly by changes in tax rules or court decisions which may affect the analysis of the fundamentals of uncertainty. The tax risks identified are evaluated following a pre-determined tax risk management methodology.

If it is probable that the tax authorities will accept an uncertain tax treatment, the amounts recorded in the financial statements are consistent with the tax records and, therefore, no uncertainty is reflected in the measurement of current or deferred income taxes. If it is not probable that the tax authorities will accept an uncertain tax treatment, the uncertainty is reflected in the measurement of income taxes in the financial statements.

Information on uncertainty over income tax treatments is disclosed in Note 16.1.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

5.	New standards and interpretations

5.1.	New International Financial Reporting Standards not yet adopted

Standard	Description	Effective on
Annual Improvements to IFRS Standards 2018–2020.	The amendments change requirements related to: (i) simplifying the application of IFRS 1 by a subsidiary that becomes a first-time adopter of IFRS after its parent company has already adopted IFRS; (ii) clarifying the fees a company includes in assessing the terms of a new or modified financial liability in order to determine whether to derecognize a financial liability (IFRS 9); and (iii) aligning the fair value measurement requirements in IAS 41 with those in other IFRS Standards. Additionally, the amendments change an illustrative example accompanying IFRS 16 regarding lease incentives.	January 1, 2022, prospective application.
Reference to the Conceptual Framework - Amendments to IFRS 3	The amendments (i) update a certain reference in IFRS 3 to the most recent conceptual framework and (ii) include additional requirements related to obligations under the scope of IAS 37 - Provisions, Contingent Liabilities and Contingent Assets and IFRIC 21 - Levies. In addition, the amendments provide that the buyer should not recognize contingent assets acquired in a business combination.	January 1, 2022, prospective application.
Onerous Contracts - Cost of Fulfilling a Contract - Amendments to IAS 37	The amendments specify which costs an entity includes in determining the cost of fulfilling a contract in assessing whether the contract is onerous.	January 1, 2022, retrospective application with specific rules.
Property, Plant and Equipment: Proceeds before Intended Use - Amendments to IAS 16	The amendments prohibit a company from deducting plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use from the cost of property. Instead, a company will recognize such sales proceeds and related cost in profit or loss.	January 1, 2022, retrospective application with specific rules.
Classification of Liabilities as Current or Non-current - Amendments to IAS 1	The amendments establish requirements for the classification of a liability as current or non-current.	January 1, 2023, retrospective application.
IFRS 17 – Insurance Contracts (and Amendments)	IFRS 4 – Insurance Contracts will be superseded by IFRS 17, which establishes, among other things, the requirements to be applied in the recognition, measurement, presentation and disclosure of insurance and reinsurance contracts.	January 1, 2023, retrospective application with specific rules.
Disclosure of Accounting Policies – Amendments to IAS 1 and Practice Statement 2	In place of the requirement to disclose significant accounting policies, the amendments to IAS 1 - Presentation of Financial Statements establish that accounting policies must be disclosed when they are material. Among other things, the amendment provides guidance for determining such materiality.	January 1, 2023, prospective application to amendments to IAS 1.
Definition of Accounting Estimates – Amendments to IAS 8	According to the amendments to IAS 8, the definition of “change in accounting estimate” no longer exists. Instead, a definition was established for the term “accounting estimates”: monetary values in the financial statements that are subject to measurement uncertainty.	January 1, 2023, prospective application.
Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12	The amendments have reduced the scope of the exemption from recognition of deferred tax assets and deferred tax liabilities described in paragraphs 15 and 24 of IAS 12 - Income Taxes, so that it no longer applies to transactions that, among other things, on initial recognition, give rise to equal taxable and deductible temporary differences.	January 1, 2023, retrospective application with specific rules.

Regarding the amendments effective as of January 1, 2022, according to the assessment made, the Company estimates that there will be no significant impact with the initial application on its consolidated financial statements.

As for the amendments that will be effective as of January 1, 2023, the Company is assessing the impacts that they will have on the financial statements and is unable to make a reasonable estimation of these impacts at this stage.

6.	Capital Management

The Company’s objectives in its capital management is to achieve an adequate level of return on its capital structure in order to safeguard its ability to continue as a going concern, adding value to its shareholders and investors. Its main sources of funding have been cash provided by its operating activities and divestments.

The financial strategy of the 2022-2026 Strategic Plan is based on maintaining an optimal capital structure, maximizing value creation, mitigating risks through litigation management and improving capital allocation.

The Company's goal of reducing gross debt (composed of current and non-current finance debt and lease liability) to US$ 60 billion by 2022 was met in September 2021, which, in accordance with the Shareholders Dividends Policy, allows the distribution to its shareholders of 60% of the difference between net cash provided by operating activities and acquisition of PP&E and intangibles assets.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

As of December 31, 2021, gross debt decreased to US$ 58,743, from US$ 75,538 as of December 31, 2020, and the weighted average maturity of outstanding debt increased to 13.39 years as of December 31, 2021 (from 11.71 years as of December 31, 2020).

7.	Cash and cash equivalents and Marketable securities

7.1.	Cash and cash equivalents
	12.31.2021	12.31.2020
Cash at bank and in hand	299	552
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	1,951	2,592
Other investment funds	163	28
	2,114	2,620
- Abroad
Time deposits	4,310	2,574
Automatic investing accounts and interest checking accounts	3,732	5,633
Other financial investments	12	332
	8,054	8,539
Total short-term financial investments	10,168	11,159
Total cash and cash equivalents	10,467	11,711

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

7.1.1.	Accounting policy for cash and cash equivalents

Cash and cash equivalents comprise cash on hand, term deposits with banks and short-term highly-liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

7.2.	Marketable securities
			12.31.2021			12.31.2020
	In Brazil	Abroad	Total	In Brazil	Abroad	Total
Fair value through profit or loss	650	−	650	652	−	652
Amortized cost	44	−	44	44	7	51
Total	694	−	694	696	7	703
Current	650	−	650	652	7	659
Non-current	44	−	44	44	−	44

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are generally classified as current assets due to their maturity or the expectation of their realization in the short term.

7.2.1.	Accounting policy for marketable securities

Marketable securities are initially measured at fair value and their subsequent measurement depends on their classification:

·	Amortized cost: when the contractual terms of the security give rise on specified dates to cash flows arising only from payments of principal and interest on the principal amount outstanding, and the business model’s objective is to hold the security in order to collect contractual cash flows. The interest income is based on the effective interest method.
·	Fair value through profit or loss: all other marketable securities.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

8.	Sales revenues
8.1.	Revenues from contracts with customers

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

Revenues from sales are recognized at the moment the control is transferred to the client, which occurs upon delivery at the contractually agreed place or when the service is provided. Generally, prices for products and services are fixed prior to or shortly after delivery. Therefore, no significant changes in transactions prices are expected to be recognized in periods after the satisfaction of the performance obligations, except for some exports in which final prices are linked to changes in commodity price after their transfer of control. Sales proceeds are generally collected in the short-term, thus there are no significant financing components.

In addition, the Company acts as an agent in the biofuel business, where there is no control of the biodiesel purchased from the producers and sold to distributors at any time during the sale operation. Those revenues totaled US$ 38 (US$ 37 in 2020).

8.2.	Net sales revenues

	2021	2020	2019
Diesel	24,236	13,924	23,007
Gasoline	11,910	6,313	9,810
Liquefied petroleum gas	4,491	3,383	4,159
Jet fuel	2,271	1,455	3,832
Naphtha	1,699	1,694	1,669
Fuel oil (including bunker fuel)	1,775	795	1,026
Other oil products	4,261	2,712	3,410
Subtotal oil products	50,643	30,276	46,913
Natural gas	5,884	3,649	5,929
Oil	671	48	-
Renewables and nitrogen products	40	59	245
Breakage	243	438	645
Electricity	2,902	1,109	1,322
Services, agency and others	808	755	940
Domestic market	61,191	36,334	55,994
Exports	21,491	15,945	18,085
Oil	14,942	11,720	13,180
Fuel oil (including bunker fuel)	5,480	3,525	3,321
Other oil products	1,069	700	1,584
Sales abroad (*)	1,284	1,404	2,510
Foreign market	22,775	17,349	20,595
Sales revenues (**)	83,966	53,683	76,589
(*) Sales revenues from operations outside of Brazil, including trading and excluding exports.
(**) Sales revenues by business segment are set out in note 8.

In 2021, sales to Vibra Energia (formerly BR Distribuidora) represent more than 10% of the Company’s sales revenues, mainly associated with the refining, transportation and marketing segment.

8.3.	Remaining performance obligations

The Company is party to sales contracts with original expected duration of more than 1 year, which define the volume and timing of goods or services to be delivered during the term of the contract, and the payment terms for these future sales.

The estimated remaining values of these contracts at December 31, 2021 presented below are based on the contractually agreed future sales volumes, as well as prices prevailing at December 31, 2021 or practiced in recent sales reflecting more directly observable information:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Expected recognition within 1 year	Expected recognition after 1 year	Total
Domestic market
Gasoline	9,964	-	9,964
Diesel	20,531	-	20,531
Natural gas	11,809	11,768	23,577
Services and others	6,173	8,743	14,916
Naphtha	1,751	5,254	7,005
Electricity	624	2,163	2,787
Other oil products	25	-	25
Jet fuel	910	-	910
Foreign market		-
Exports	2,930	11,592	14,522
Total	54,717	39,520	94,237

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

The balance of contract liabilities carried on the statement of financial position at December 31, 2021 amounted to US$ 19 (US$ 69 as of December 31, 2020). This amount is classified as other current liabilities and primarily comprises advances from customers in ship and take or pay contracts to be recognized as revenue based on future sales of natural gas or following the non-exercise of the right by the customer.

8.5.	Accounting policy for revenues

The Company evaluates contracts with customers that will be subject to revenue recognition and identifies the distinct goods and services promised in each of them.

Performance obligations are promises to transfer to the customer: (i) goods or services (or a bundle of goods or services) that are distinct, and (ii) a series of distinct goods or services that have the same characteristics or are substantially the same and that have the same pattern of transfer to the customer.

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

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

9.	Costs and expenses by nature
9.1.	Cost of sales
	2021	2020	2019
Raw material, products for resale, materials and third-party services (*)	(20,869)	(12,699)	(20,694)
Depreciation, depletion and amortization	(9,277)	(8,847)	(12,036)
Production taxes	(11,136)	(5,920)	(9,741)
Employee compensation	(1,882)	(1,729)	(3,261)
Total	(43,164)	(29,195)	(45,732)
(*) It Includes short-term leases and inventory turnover.

9.2.	Selling expenses

	2021	2020	2019
Materials, third-party services, freight, rent and other related costs	(3,542)	(4,163)	(3,664)
Depreciation, depletion and amortization	(610)	(564)	(549)
Allowance for expected credit losses	12	2	(49)
Employee compensation	(89)	(159)	(214)
Total	(4,229)	(4,884)	(4,476)

9.3.	General and administrative expenses

	2021	2020	2019
Employee compensation	(834)	(749)	(1,427)
Materials, third-party services, rent and other related costs	(256)	(252)	(539)
Depreciation, depletion and amortization	(86)	(89)	(158)
Total	(1,176)	(1,090)	(2,124)

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

10.	Other income and expenses

	2021	2020	2019
Pension and medical benefits - retirees	(1,467)	889	(1,371)
Unscheduled stoppages and pre-operating expenses	(1,362)	(1,441)	(1,321)
Losses with legal, administrative and arbitration proceedings	(740)	(493)	(1,520)
Performance award program	(469)	(439)	(643)
Profit sharing	(125)	(7)	(43)
Gains/(losses) with commodities derivatives	(79)	(308)	(370)
Equalization of expenses - Production Individualization Agreements	(74)	701	2
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	(41)	(43)	(34)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	1,941	499	6,046
Results from co-participation agreements in bid areas (*)	631	-	-
Recovery of taxes (**)	561	1,580	99
Early termination and changes to cash flow estimates of leases	545	276	60
Reimbursements from E&P partnership operations	485	912	480
Assumption of interest in concession agreements (*)	363	84	-
Amounts recovered from Lava Jato investigation	235	155	220
Fines imposed on suppliers	163	95	260
Gains / (losses) on decommissioning of returned/abandoned areas	99	(342)	(155)
Voluntary severance programs - PDV	11	(1,017)	(198)
Others	(24)	(103)	(313)
Total	653	998	1,199
(*)	Further information in note 24.
(**)	It Includes the effects of the exclusion of ICMS (VAT tax) from the basis of calculation of sales taxes PIS and COFINS, except for the effects of inflation indexation, as set out in note 16.

11.	Net finance income (expense)

	2021	2020	2019
Finance income	821	551	1,330
Income from investments and marketable securities (Government Bonds)	315	202	558
Other income, net	506	349	772
Finance expenses	(5,150)	(6,004)	(7,086)
Interest on finance debt	(2,870)	(3,595)	(4,847)
Unwinding of discount on lease liabilities	(1,220)	(1,322)	(1,514)
Discount and premium on repurchase of debt securities	(1,102)	(1,157)	(860)
Capitalized borrowing costs	976	941	1,332
Unwinding of discount on the provision for decommissioning costs	(761)	(638)	(795)
Other finance expenses and income, net	(173)	(233)	(402)
Foreign exchange gains (losses) and indexation charges	(6,637)	(4,177)	(3,008)
Foreign exchange gains (losses) (*)	(2,737)	(1,363)	(72)
Reclassification of hedge accounting to the Statement of Income (*)	(4,585)	(4,720)	(3,136)
Recoverable taxes inflation indexation income (**)	518	1,807	125
Other foreign exchange gains (losses) and indexation charges, net	167	99	75
Total	(10,966)	(9,630)	(8,764)
(*)	For more information, see notes 36.3c and 36.3a.
(**)	Includes PIS and Cofins inflation indexation income - exclusion of ICMS (VAT tax) from the basis of calculation. See note 16.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

12.	Net income by operating segment

Consolidated Statement of Income by operating segment

2021
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	55,584	74,524	12,051	504	(58,697)	83,966
Intersegments	54,479	1,416	2,564	238	(58,697)	−
Third parties	1,105	73,108	9,487	266	-	83,966
Cost of sales	(23,673)	(65,620)	(9,494)	(503)	56,126	(43,164)
Gross profit (loss)	31,911	8,904	2,557	1	(2,571)	40,802
Income (expenses)	3,283	(1,621)	(2,871)	(1,987)	(22)	(3,218)
Selling	-	(1,543)	(2,653)	(11)	(22)	(4,229)
General and administrative	(152)	(148)	(73)	(803)	-	(1,176)
Exploration costs	(687)	-	-	-	-	(687)
Research and development	(415)	(11)	(25)	(112)	-	(563)
Other taxes	(192)	(122)	(38)	(54)	-	(406)
Impairment of assets	3,107	289	(208)	2	-	3,190
Other income and expenses	1,622	(86)	126	(1,009)	-	653
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	35,194	7,283	(314)	(1,986)	(2,593)	37,584
Net finance income (expense)	-	-	-	(10,966)	-	(10,966)
Results in equity-accounted investments	119	941	98	449	-	1,607
Net income / (loss) before income taxes	35,313	8,224	(216)	(12,503)	(2,593)	28,225
Income taxes	(11,963)	(2,478)	107	5,212	883	(8,239)
Net income (loss) for the year	23,350	5,746	(109)	(7,291)	(1,710)	19,986
Attributable to:
Shareholders of Petrobras	23,353	5,746	(206)	(7,308)	(1,710)	19,875
Non-controlling interests	(3)	-	97	17	-	111

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

						2020

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	34,395	47,782	7,725	876	(37,095)	53,683
Intersegments	33,524	865	2,455	251	(37,095)	−
Third parties	871	46,917	5,270	625	-	53,683
Cost of sales	(18,098)	(44,011)	(3,985)	(832)	37,731	(29,195)
Gross profit (loss)	16,297	3,771	3,740	44	636	24,488
Income (expenses)	(9,247)	(2,992)	(2,581)	419	(24)	(14,425)
Selling	-	(2,520)	(2,320)	(20)	(24)	(4,884)
General and administrative	(155)	(161)	(85)	(689)	-	(1,090)
Exploration costs	(803)	-	-	-	-	(803)
Research and development	(232)	(11)	(10)	(102)	-	(355)
Other taxes	(478)	(137)	(31)	(306)	-	(952)
Impairment of assets	(7,364)	164	36	(175)	-	(7,339)
Other income and expenses	(215)	(327)	(171)	1,711	-	998
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	7,050	779	1,159	463	612	10,063
Net finance income (expense)	-	-	-	(9,630)	-	(9,630)
Results in equity-accounted investments	(181)	(437)	128	(169)	-	(659)
Net income / (loss) before income taxes	6,869	342	1,287	(9,336)	612	(226)
Income taxes	(2,398)	(265)	(393)	4,438	(208)	1,174
Net income (loss) for the year	4,471	77	894	(4,898)	404	948
Attributable to:
Shareholders of Petrobras	4,475	111	821	(4,670)	404	1,141
Non-controlling interests	(4)	(34)	73	(228)	-	(193)

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

						2019
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total

Sales revenues	50,462	67,538	11,493	1,221	(54,125)	76,589
Intersegments	49,400	9,432	3,308	226	(54,125)	8,241
Third parties	1,062	58,106	8,185	995	-	68,348
Cost of sales	(27,304)	(61,578)	(7,713)	(1,167)	52,030	(45,732)
Gross profit (loss)	23,158	5,960	3,780	54	(2,095)	30,857
Income (expenses)	(4,181)	(4,334)	2,580	(4,282)	(26)	(10,243)
Selling	-	(2,164)	(2,260)	(31)	(21)	(4,476)
General and administrative	(254)	(336)	(134)	(1,401)	1	(2,124)
Exploration costs	(799)	-	-	-	-	(799)
Research and development	(394)	(11)	(15)	(156)	-	(576)
Other taxes	(127)	(151)	(152)	(189)	-	(619)
Impairment of assets	(1,956)	(697)	(194)	1	(2)	(2,848)
Other income and expenses	(651)	(975)	5,335	(2,506)	(4)	1,199
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	18,977	1,626	6,360	(4,228)	(2,121)	20,614
Net finance income (expenses)	-	-	-	(8,764)	-	(8,764)
Results in equity-accounted investments	86	(151)	103	115	-	153
Net income / (loss) before income taxes	19,063	1,475	6,463	(12,877)	(2,121)	12,003
Income taxes	(6,451)	(552)	(2,162)	4,245	720	(4,200)
Net income from continuing operations for the year	12,612	923	4,301	(8,632)	(1,401)	7,803
Net income from discontinued operations for the year	-	-	3	2,557	-	2,560
Net income for the year	12,612	923	4,304	(6,075)	(1,401)	10,363

Net income attributable to shareholders of Petrobras	12,624	1,021	4,180	(6,273)	(1,401)	10,151
Net income from continuing operations	12,624	1,021	4,179	(8,763)	(1,401)	7,660
Net income from discontinued operations	-	-	1	2,490	-	2,491

Non-controlling interests	(12)	(98)	124	198	−	212
Net income from continuing operations	(12)	(98)	121	132	-	143
Net income from discontinued operations	-	-	3	66	-	69

In the year ended December 31, 2019, the consolidated amounts of intersegment sales (remaining after eliminations) relate to sales from the Refining, Transportation & Marketing to BR, which is presented as discontinued operation, in 2019, within Corporate and other business.

12.1.	Accounting policy for operating segments

The information related to the Company’s operating segments is prepared based on available financial information directly attributable to each segment, or items that can be allocated to each segment on a reasonable basis. This information is presented by business activity, as used by the Company’s Board of Executive Officers (Chief Operating Decision Maker – CODM) in the decision-making process of resource allocation and performance evaluation.

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

Intersegment revenues primarily reflect the sale of oil products to the distribution business at market prices and the operations for the Gas and Power and E&P segments at internal transfer price.

Revenues from sales to third parties primarily reflect the trading of oil products in Brazil and the export and trade of oil and oil products by foreign subsidiaries.

Gas and Power (G&P): this segment covers the activities of logistic and trading of natural gas and electricity, transportation and trading of LNG (liquefied natural gas), generation and electricity by means of thermoelectric power plants, as well as holding interests in transporters and distributors of natural gas in Brazil and abroad. It also includes natural gas processing and fertilizers production.

Intersegment revenues primarily reflect the transfers of natural gas processed, liquefied petroleum gas (LPG) and NGL to the RT&M segment. These transactions are measured at internal transfer prices.

This segment purchases national natural gas from the E&P segment, from partners and third parties, imports natural gas from Bolivia and LNG to meet national demand.

Revenues from sales to third parties primarily reflect natural gas processed to distributors, as well as generation and trading of electricity.

Corporate and other businesses comprise items that cannot be attributed to the other segments, as well as the distribution and biofuels businesses. Corporate items comprise those related to corporate financial management, corporate overhead and other expenses, including actuarial expenses related to the pension and medical benefits for retired employees and their dependents. The distribution businesses reflect the equity interest in the associate Vibra Energia, formerly Petrobras Distribuidora, until July 2021, when the Company sold its remaining interest in this associate, and oil products distribution businesses abroad (South America). The biofuels business reflects the activities of producing biodiesel, and its co-products and ethanol.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

13.	Trade and other receivables

13.1.	Trade and other receivables

	12.31.2021	12.31.2020
Receivables from contracts with customers
Third parties	4,839	3,081
Related parties
Investees (note 30.5)	385	664
Receivables from the electricity sector	-	205
Subtotal	5,224	3,950
Other trade receivables
Third parties
Receivables from divestments (*)	2,679	1,523
Lease receivables	435	467
Other receivables (**)	872	2,536
Related parties
Petroleum and alcohol accounts - receivables from Brazilian Government	506	482
Subtotal	4,492	5,008
Total trade and other receivables, before ECL	9,716	8,958
Expected credit losses (ECL) - Third parties	(1,428)	(1,528)
Expected credit losses (ECL) - Related parties	(20)	(68)
Total trade and other receivables	8,268	7,362
Current	6,368	4,731
Non-current	1,900	2,631
(*) It mainly refers to receivables (including interest, exchange rate variation and inflation indexation) from the divestment in Nova Transportadora do Sudeste (NTS), of Block BM-S-8 in the Bacalhau field (former Carcará group), in addition to the values referring to Rio Ventura, Roncador, Pampo Enchova, Baúna and Miranga fields.

(**) As of December 31, 2020, it mainly includes amounts related to the purchase and sale of production platforms and equipment from our partners in E&P consortia, with financial settlement in the first quarter of 2021.

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to US$ 1,155 as of December 31, 2021 (US$ 507 as of December 31, 2020).

In 2021, constitutional amendments changed the form of payment of judicialized debts by the Brazilian Federal Government (precatórios), establishing that there will be a limit for yearly payments until the end of 2026, including budgetary limitations. For that reason, the Company expects to receive the amounts of Petroleum and Alcohol Accounts between 2022 and 2027, depending on the yearly budgetary limitations of the Brazilian Federal Government.

13.2.	Aging of trade and other receivables – third parties

	12.31.2021		12.31.2020
	Trade and other receivables	Expected credit losses	Trade and other receivables	Expected credit losses
Current	7,059	(77)	5,850	(130)
Overdue:
1-90 days	218	(26)	205	(8)
91-180 days	40	(6)	15	(9)
181-365 days	51	(29)	42	(28)
More than 365 days	1,457	(1,290)	1,495	(1,353)
Total	8,825	(1,428)	7,607	(1,528)

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
13.3.	Changes in provision for expected credit losses

	31.12.2021	31.12.2020
Opening balance	1,596	2,331
Additions	69	209
Write-offs	(40)	(667)
Reversals	(112)	(31)
Transfer of assets held for sale	(8)	(3)
Cumulative translation adjustment	(57)	(243)
Closing balance	1,448	1,596
Current	158	218
Non-current	1,290	1,378

In 2020, the write-offs are primarily related to the write-off of receivables from suppliers, relating to the construction and renovation of platforms.

Agreement with Companhia de Eletricidade do Amapá

On May 11, 2021, Petrobras signed with Companhia de Eletricidade do Amapá (CEA) a legal agreement for the termination of litigation and credit recovery in the amount of US$ 58 (R$ 314 million). The agreement establishes the payment of US$ 24 (R$ 133 million) to Petrobras, to be settled in 24 monthly installments. A discount will be granted on the remaining US$ 34 (R$ 181 million), provided that the payments occur on time. In case of default, as provided for in the agreement, Petrobras may demand the outstanding debt without discount.

The suspensive conditions of the contract were fulfilled in November 2021 with the transfer of control to Equatorial Energia. Thus, the Company recognized this receivable, with a gain in the statement of income of US$ 24, before taxes.

13.4.	Accounting policy for trade and other receivables

Trade and other receivables are generally classified at amortized cost, except for certain receivables classified at fair value through profit or loss, whose cash flows are distinct from the receipt of principal and interest, including receivables with final prices linked to changes in commodity price after their transfer of control.

When the Company is the lessor in a finance lease, a receivable is recognized at the amount of the net investment in the lease, consisting of the lease payments receivable and any unguaranteed residual value accruing to the Company, discounted at the interest rate implicit in the lease.

The Company measures expected credit losses (ECL) for short-term trade receivables using a provision matrix which is based on historical observed default rates adjusted by current and forward-looking information when applicable and available without undue cost or effort.

The Company measures the allowance for ECL of other trade receivables based on their 12-month expected credit losses unless their credit risk increases significantly since their initial recognition, in which case the allowance is based on their lifetime ECL.

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

The measurement of ECL comprises the difference between all contractual cash flows that are due to the Company and all the cash flows that the Company expects to receive, discounted at the original effective interest rate weighted by the probability of default.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

14.	Inventories

	12.31.2021	12.31.2020
Crude oil	3,048	2,242
Oil products	2,495	1,925
Intermediate products	532	396
Natural gas and Liquefied Natural Gas (LNG)	349	122
Biofuels	19	30
Fertilizers	8	8
Total products	6,451	4,723
Materials, supplies and others	804	954
Total	7,255	5,677

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

In the year ended December 31, 2021, the Company recognized a US$ 1 gain within cost of sales, adjusting inventories to net realizable value (a US$ 375 loss within cost of sales in the year ended December 31, 2020) primarily due to changes in international prices of crude oil and oil products.

At December 31, 2021, the Company had pledged crude oil and oil products volumes as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008, amounting to US$ 2,384, considering the prepayments made in January 2021.

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

15.	Trade payables

	12.31.2021	12.31.2020
Third parties in Brazil	3,556	2,828
Third parties abroad	1,861	3,603
Related parties	66	428
Total in current liabilities	5,483	6,859

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

16.	Taxes

16.1.	Income taxes

Summary of Income Taxes

Income taxes
	Current assets		Current liabilities		Non-current liabilities
	12.31.2021	12.31.2020	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Taxes in Brazil
Income taxes	133	391	682	111	-	-
Income taxes - Tax settlement programs	-	-	43	45	300	357
	133	391	725	156	300	357
Taxes abroad	30	27	8	42	-	-
Total	163	418	733	198	300	357
(*) See note 20.2 for detailed information.

Income taxes credits refer mainly to tax credits resulting from the monthly process for estimation and payment of income taxes, in addition to the negative balance of IRPJ and CSLL related to 2017, 2018, 2019 and 2021. Income taxes within current liabilities refer to the current portion of IRPJ and CSLL to be paid.

Tax settlement programs amounts relate mainly to a notice of deficiency issued by the Brazilian Federal Revenue Service due to the treatment of expenses arising from the Terms of Financial Commitment (TFC) as deductible in determining taxable profit for the calculation of income taxes. The payment term is 145 monthly installments, indexed by the Selic interest rate, as of January 2018.

16.1.1.	Reconciliation between statutory income tax rate and effective income tax rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	2021	2020	2019
Net income before income taxes	28,225	(226)	12,003
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(9,597)	77	(4,081)
Tax benefits from the deduction of interest on capital distribution	843	(16)	728
Different jurisdictional tax rates for companies abroad	296	1,874	1,056
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(546)	(743)	(175)
Tax incentives	50	(9)	443
Tax loss carryforwards (unrecognized tax losses)	59	(428)	(682)
Non-taxable income (non-deductible expenses), net (**)	234	(280)	(1,556)
Post-employment benefits (***)	(802)	559	(417)
Results of equity-accounted investments in Brazil and abroad	318	49	53
Non-incidence of income taxes on indexation charges (SELIC interest rate) over undue paid taxes	903	-	-
Others	3	91	431
Income taxes	(8,239)	1,174	(4,200)
Deferred income taxes	(4,058)	1,743	(2,798)
Current income taxes	(4,181)	(569)	(1,402)
Effective tax rate of income taxes	(29)%	(519)%	(35)%
(*)	It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**)	It includes provisions for legal proceedings.
(***)	It is impacted by non-deductible expenses for health care and pension plans in 2021, compared to the non-taxable gain from the health care plan revision occurred in 2020.

16.1.2.	Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2021	2020
Balance at January 1	6,256	(372)
Recognized in the statement of income for the period	(4,058)	1,743
Recognized in shareholders’ equity	(1,555)	5,564
Cumulative translation adjustment	(124)	(623)
Use of tax loss carryforwards	(1,172)	(60)
Others	37	4
Balance at December 31,	(625)	6,256
Deferred tax assets	604	6,451
Deferred tax liabilities	(1,229)	(195)

The composition of deferred tax assets and liabilities is set out in the following table:

Nature	Realization basis	12.31.2021	12.31.2020
PP&E - Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	(1,362)	(3,205)
PP&E - Impairment	Amortization, impairment reversals and write-offs of assets	4,382	6,626
PP&E - Others (*)	Depreciation, amortization and write-offs of assets	(12,924)	(8,690)
Loans, trade and other receivables / payables and financing	Payments, receipts and considerations	3,490	3,913
Finance leases	Appropriation of the considerations	1,244	1,190
Provision for legal proceedings	Payments and use of provisions	605	664
Tax loss carryforwards	30% of taxable income compensation	1,827	2,501
Inventories	Sales, write-downs and losses	228	158
Employee Benefits	Payments and use of provisions	1,250	2,882
Others		635	217
Total		(625)	6,256
(*) It includes accelerated depreciation, difference between units of production method and straight line method, as well as capitalized borrowing costs.

Non-incidence of income taxes on indexation (SELIC interest rate) of undue paid taxes

On September 24, 2021, the Supreme Federal Court (Supremo Tribunal Federal – STF), in a judgment of extraordinary appeal with general repercussion, without final decision, decided that the incidence of income taxes (IRPJ and CSLL) on the indexation income from applying SELIC interest rate (indexation charges and default interest) over undue paid taxes is unconstitutional.

The Company has a writ of mandamus in which it claims the right to recover the amounts of IRPJ and CSLL charged on the income arising from the indexation of undue paid taxes and judicial deposits by the SELIC rate since March 2015, as well as the definitive removal of this income from the IRPJ and CSLL tax base.

On October 20, 2021, a judicial decision was published in the writ of mandamus recognizing the right of the Company to the non-incidence of income taxes on indexation by the SELIC rate of undue paid taxes.

Based on the STF's decision, as well as on the legal grounds presented, Petrobras reassessed the expectation for this matter, considering that it is probable that this tax treatment will be accepted.

Thus, in 2021, a US$ 903 gain was recognized in the income statement, within income taxes, arising from:

(i)	a US$ 266 increase in recoverable income taxes, within non-current assets, relating to periods when the Company recorded taxable income;
(ii)	a US$ 611 decrease in deferred income taxes, within non-current liabilities, relating to periods when the Company recorded tax losses; and
(iii)	a US$ 26 loss within cumulative translation adjustments.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
16.1.3.	Timing of reversal of deferred income taxes

Deferred tax assets were recognized based on projections of taxable profit in future periods supported by the Company’s 2022-2026 Strategic Plan, aiming at the maximization of returns on capital employed, reduction of cost of capital and search for low costs and efficiencies.

Management considers that the deferred tax assets will be realized to the extent the deferred tax liabilities are reversed and expected taxable events occur based on its 2022-2026 Strategic Plan.

The estimated schedule of recovery/reversal of net deferred tax assets (liabilities) as of December 31, 2021 is set out in the following table:

	Assets	Liabilities
2022	59	(2,403)
2023	177	(881)
2024	19	92
2025	18	265
2026	16	(4,513)
2027 and thereafter	315	8,669
Recognized deferred tax assets	604	1,229

In addition, at December 31, 2021, the Company has tax loss carryforwards arising from offshore subsidiaries, for which no deferred taxes were recognized.

	Assets	Liabilities
Brazil	1	-
Abroad	1,351	-
Unrecognized deferred tax assets	1,352	-
Total	1,956	1,229

These tax losses arise mainly from oil and gas exploration and production and refining activities in the United States.

An aging of the unrecognized deferred tax assets from companies abroad is set out below:

	2027 - 2029	2030 - 2032	2033 - 2035	2036 -2038	Undefined expiration	Total
Unrecognized deferred tax assets	410	571	303	−	67	1,351

Uncertain tax treatments

As of December 31, 2021, the Company had US$ 4,983 (US$ 4,900 as of December 31, 2020) of uncertain tax treatments for IRPJ and CSLL related to judicial and administrative proceedings (see note 18.3). Additionally, as of December 31, 2021, the Company has other positions that can be considered as uncertain tax treatments for IRPJ and CSLL amounting to US$ 10,712 (US$ 7,908 as of December 31, 2020), given the possibility of different interpretation by the tax authority. These uncertain tax treatments are supported by technical assessments and tax risk assessment methodology. Therefore, Petrobras understands that such positions will be accepted by the tax authorities.

16.1.4.	Accounting policy for income taxes

Income tax expense for the period includes current and deferred taxes, recognized in the statement of income of the period, except when the tax arises from a transaction or event which is recognized directly in equity.

The calculations of these taxes are based on the rates of 25% for income tax (IRPJ) and 9% for social contribution on net income (CSLL), and the offsetting of the carryforward of credit losses and negative basis of CSLL, limited to 30% of taxable income for the year.

Income taxes expenses on profits arising from subsidiaries abroad are accounted for in the statement of income using the same income tax rates as used in Brazil, adjusted by dividends and results of equity-accounted investments.

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

16.2.	Other taxes

Other taxes
	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	12.31.2021	12.31.2020	12.31.2021	12.31.2020	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Taxes in Brazil
Current / Non-current ICMS (VAT)	665	507	379	293	995	642	-	-
Current / Non-current PIS and COFINS (**)	418	1,570	2,030	2,055	499	544	45	37
Claim to recover PIS and COFINS	-	-	594	681	-	-	-	-
CIDE	6	4	-	-	42	41	-	-
Production taxes	-	-	-	-	2,147	1,173	21	94
Withholding income taxes	-	-	-	-	86	106	-	-
Tax Settlement Program	-	-	-	-	67	-	6	-
Others	48	87	249	119	142	117	70	275
Total in Brazil	1,137	2,168	3,252	3,148	3,978	2,623	142	406
Taxes abroad	46	9	9	10	23	13	-	-
Total	1,183	2,177	3,261	3,158	4,001	2,636	142	406
(*) Other non-current taxes are classified as other non-current liabilities.
(**) It includes US$ 104 (US$ 1,230 as of December 31, 2020) related to exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS (contributions for the social security).

Current and non-current ICMS (VAT) credits arise from requests for extemporaneous and overpaid tax, offset in accordance with the legislation of each state. They also arise on the acquisition of assets for property, plant and equipment, which are offset in a straight line over 4 years.

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

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Exclusion of ICMS (VAT tax) from the basis of calculation of PIS and COFINS

In 2020, the Company obtained a favorable and definitive court decision regarding the exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS. Following this decision, the amounts overpaid in the period from October 2001 to August 2020 were calculated by excluding the ICMS effectively paid from the basis of calculation of PIS and COFINS, and the Company recognized US$ 3,226 as other recoverable taxes.

The Company recognized this asset since the economic benefits for Petrobras was virtually certain, given that: (i) the final and unappealable decision in 2020 constitutes a right that ceased to be contingent on the date of that decision; and (ii) the measurement methodology adopted is uncontroversial as it is the one accepted by the Brazilian Federal Revenue Service

On May 14, 2021, the Supreme Federal Court (STF) determined that the ICMS amount to be excluded from the calculation basis of PIS and COFINS are the amounts reported in the invoices, which were higher than the amounts effectively collected. Thus, an additional credit of US$ 890 was recognized as other recoverable taxes.

The net gain in income in 2021 was US$ 542 (US$ 2,050 in 2020).

At December 31, 2021, the Company had already used US$ 910 (US$ 1,857 in 2020) in lieu of payment of other federal taxes.

As of December 31, 2021, the remaining balance for compensation relating to the exclusion of ICMS from the basis of calculation of PIS and COFINS, indexed to the SELIC rate, is US$ 104 classified as other recoverable taxes.

Nature	Effects in the Financial Statements	2021	2020
Recovery of taxes	Other income and expenses	507	1,516
Inflation indexation	Foreign exchange gains (losses) and inflation indexation charges	479	1,709
Translation effects	Cumulative translation adjustments	(96)	−
Exclusion of ICMS from basis of calculation of PIS/COFINS	Credit in other recoverable taxes	890	3,226
Pis and Cofins	Other taxes	(20)	(78)
Tax effects (*)	Income taxes	(328)	(1,097)
Net effects	Statement of income	542	2,050
(*)	A portion of the inflation indexation credit was recovered with the decision of the STF, as described in note 16.1.2.

Recovery of PIS and COFINS

The Company filed civil lawsuits, in the Regional Federal Court of the Second Region, against the Brazilian Federal Government, claiming to recover PIS and COFINS paid over finance income and foreign exchange variation gains, from February 1999 to January 2004.

The court granted to the Company, in all the lawsuits, the definitive right to recover those taxes. These proceedings are in settlement phase, and until this moment solely the undisputed portion of one of the lawsuits has been effectively received.

As of December 31, 2021, the Company had non-current receivables of US$ 594 (US$ 681 as of December 31, 2020) related to PIS and COFINS, which are indexed to inflation.

16.3.	Tax amnesty programs – State Tax

As part of its on-going process of litigation management, in 2021, Petrobras adhered to tax amnesty programs of the states of Rio de Janeiro, Bahia Rio Grande do Sul, generating a US$ 187 gain (a US$ 209 gain, a US$ 21 loss and a US$ 1 loss for each state, respectively), arising from the reversal of part of the related provisions, of which a US$ 147 gain as other income and expenses, and a US$ 40 gain as finance income.

The main state amnesty programs to which the Company has adhered are the following:

State of Rio de Janeiro

The State of Rio de Janeiro created a tax debt settlement program called PEP-ICMS, under the terms of state law 189/2020 (extended through state law 191/2021) which allowed a 90% reduction of amounts due as a fine and interest.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

By adhering to the program, the Company settled US$ 322 of ICMS disputes disbursing US$ 125 during 2021, of which US$ 97 relates to disputes involving tax credits due to the cancellation of a plant of Gaslub (former Comperj) and US$ 27 relates to payment of tax notices regarding ancillary obligations, misapplication of ICMS credit, as well as self-denunciation related to the ICMS calculation process.

As a result, the Company recognized a US$ 209 gain due to the reversal of the provisions.

State of Bahia

The adhesion to the amnesty program with the state of Bahia, entered into under the terms of state law 14,286/2020, allowed a 50% reduction of the debt and a 90% reduction of fines and interest. The tax debts, arisen from the disallowance of tax credits, were settled in the amount of US$ 21, in 2021.

17.	Employee benefits

Employee benefits are all forms of consideration given by an entity in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and management. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	12.31.2021	12.31.2020
Liabilities
Short-term employee benefits	1,290	1,200
Termination benefits	348	900
Post-retirement benefits	9,880	16,069
Total	11,518	18,169
Current	2,144	3,502
Non-current	9,374	14,667

17.1.	Short-term benefits

Short-term benefits are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service.

	12.31.2021	12.31.2020
Variable compensation program - PPP	461	522
Accrued vacation	440	470
Salaries and related charges and other provisions	270	204
Profit sharing	118	5
Total	1,289	1,201
Current	1,286	1,199
Non-current (*)	3	2
(*) Remaining balance relating to the four-year deferral of 40% of the PPP portion of executive managers.

In 2021, 2020 and 2019, the Company recognized the following amounts in the statement of income:

	2021	2020	2019
Salaries, accrued vacations and related charges	(2,665)	(3,064)	(4,313)
Variable compensation program - PPP	(469)	(439)	(643)
Profit sharing	(125)	(7)	(43)
Management fees and charges	(15)	(14)	(21)
Total	(3,274)	(3,524)	(5,020)

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
17.1.1.	Variable compensation programs

Performance award program (PPP)

On September 17, 2021, the Company’s Board of Directors approved changes in the criteria for granting PPP 2021 to employees (in relation to the criteria previously approved by the Company’s Board of Directors on December 16, 2020). The criteria for this variable compensation program establish that, in order to trigger this payment, it is necessary to have net income for the year and declaration and payment of distribution to shareholders, associated with the achievement of the Company’s performance metrics and the individual performance of employees.

Profit Sharing (PLR)

At December 29, 2020, the 17 unions representing onshore employees of the Parent Company had signed the agreement for the PLR for 2021 and 2022, before the deadline determined by the Collective Labor Agreement (ACT). Among the offshore employees, only one union had signed the agreement within the period defined by the ACT.

The current agreement for the PLR provides that only employees without managerial functions will be entitled to receive profit sharing with individual limits according to their remuneration.

In order for the PLR to be paid in 2021 and 2022, the following requirements must be met: (i) dividend distribution to shareholders approved at the Annual General Shareholders Meeting, (ii) net income for the year, and iii) achievement of the weighted average percentage of at least 80% of a set of indicators.

The maximum amount of PLR to be distributed is limited to 5% of Adjusted EBITDA (a non-GAAP measure defined as net income plus net finance income (expense), income taxes, depreciation, depletion and amortization, results in equity-accounted investments, impairment, cumulative foreign exchange adjustments reclassified to the income statement, results from disposal and write-offs of assets, foreign exchange gains and losses resulting from provisions for legal proceedings denominated in foreign currencies and results from the compensation of investments in bid areas), to 6.25% of net income and to 25% of dividends distributed to shareholders, in each year, whichever is lower.

Accounting policy for variable compensation programs (PPP and PLR)

The provision for variable compensation programs is recognized on an accrual basis and represents the estimate of future disbursements arising from past events, based on the criteria and metrics of the PPP and PLR, provided that the requirements for activating these programs are met.

17.2.	Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of labor contract as a result of either: i) an entity’s decision to terminate the labor contract before the employee’s normal retirement date; or ii) an employee’s decision to accept an offer of benefits in exchange for the termination of their employment.

The Company has voluntary severance programs (PDV), specific for employees of the corporate segment and of divestment assets, which provide for the same legal and indemnity advantages, whose enrollment deadlines have already closed, totaling 11,418 adhesions accumulated until December 31, 2021 (11,117 until December 31, 2020).

Recognition of the provision for expenses occur as employees enroll to the programs.

During January 2021, the Company reopened the voluntary termination program for retired employees under the Brazilian Social Security Institute (INSS) before the enactment of the pension reform, for employees not yet enrolled or who have canceled enrollment for any reason until December 29, 2020, when 195 employees enrolled in this program.

The Company will disburse the severance payments in two installments, one at the time of termination and the remainder one year after the termination.

Changes in the provision for expenses relating to voluntary severance programs are set out as follows:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	12.31.2021	12.31.2020
Opening Balance	900	140
Effects in the statement of income	(11)	1,017
Enrollments	30	1,076
Revision of provisions	(41)	(59)
Effects in cash and cash equivalents	(497)	(245)
Separations in the period	(497)	(245)
Cumulative translation adjustment	(43)	(12)
Closing Balance	349	900
Current	207	754
Non-current	142	146

As of December 31, 2021, from the balance of US$ 349, US$ 156 refers to the second installment of 2,607 retired employees and US$ 193 refers to 1,961 employees enrolled in voluntary severance programs with expected termination by December 2024.

17.3.	Employee benefits (post-employment)

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents (Saúde Petrobras), and five other major types of post-retirement pension benefits (collectively referred to as “pension plans”).

	12.31.2021	12.31.2020
Liabilities
Health Care Plan	4,485	5,356
Petros Pension Plan - Renegotiated (PPSP-R) (*)	3,233	6,016
Petros Pension Plan - Non-renegotiated (PPSP-NR) (*)	658	1,621
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pré 70)	817	1,508
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pré 70)	511	1,075
Petros 2 Pension Plan (PP-2)	165	477
Other plans	11	16
Total	9,880	16,069
Current	651	1,549
Non-current	9,229	14,520
(*) In 2020, it includes obligations with contribution for the revision of the lump sum death benefit.

17.3.1.	Nature and risks associated with defined benefit plans

Health Care Plan

The health care plan is managed by Petrobras Health Association (Associação Petrobras de Saúde – APS), a nonprofit civil association, and includes prevention and health care programs. The plan covers all employees and retirees, and is open to future employees.

Currently sponsored by Petrobras, Transpetro, PBIO, TBG and Termobahia, this plan is primarily exposed to the risk of an increase in medical costs due to inflation, new technologies, new types of coverage and an increase in the utilization of medical benefits. The Company continuously improves the quality of its technical and administrative processes, as well as the health programs offered to beneficiaries in order to mitigate such risks.

Employees and retirees make monthly fixed contributions to cover high-risk procedures and variable contributions for a portion of the cost of other procedures, both based on the contribution tables of the plan, which are determined based on certain parameters, such as salary and age levels. The plan also includes assistance towards the purchase of certain medicines through reimbursement, with co-participation of employees and retirees.

Benefits are paid by the Company based on the costs incurred by the participants. The financial participation of the Company and the beneficiaries on the expenses are provided for in the Collective Bargaining Agreement (ACT), as follows:

·	Until 2020, this benefit was covered 70% by the Company and 30% by the participants;
·	As from January 2021, this benefit is covered 60% by the Company and 40% by participants.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Intermediate revision of the health care plan

On September 30, 2021, the Brazilian Federal Senate approved the Legislative Decree No. 26/2021, suspending the effects of CGPAR Resolution No. 23/2018, which had established parity contribution (50%-50%) for the coverage of costs between state-owned companies and employees.

On December 31, 2020, the Company had carried out a remeasurement of the actuarial liabilities of this plan to reflect the provisions of the CGPAR Resolution, in force at that time. However, with the suspension of this resolution, in September 2021, the Company carried out an intermediate remeasurement of the actuarial liabilities of this plan, to reflect the costing ratio for 2022 onwards, to be covered 60% by the Company and 40% by the participants, as provided for in the Collective Labor Agreement (ACT) for 2020-2022, which resulted in a US$ 852 expense recognized within the income statement, due to the change in the benefit costing (past service cost), and a US$ 1,176 gain within other comprehensive income, due to the revision of actuarial assumptions.

Annual revision of the health care plan

At December 31, 2021, this obligation was revised using the actuarial assumptions in force, which results are shown in note 17.3.2.

Pension plans

The Company’s post-retirement plans are managed by Petros Foundation (Fundação Petrobras de Seguridade Social), a nonprofit legal entity governed by private law with administrative and financial autonomy.

Pension plans in Brazil are regulated by the National Council for Supplementary Pension (Conselho Nacional de Previdência Complementar – CNPC), which establishes all guidelines and procedures to be adopted by the plans for their management and relationship with stakeholders.

Petros Foundation periodically carries out revisions of the plans and, when applicable, establishes measures aiming at maintaining the financial sustainability of the plans.

The major post-retirement pension benefits sponsored by the Company are:

. Petros Plan - Renegotiated (PPSP-R)

. Petros Plan - Renegotiated - Pre-70 (PPSP-R Pre-70)

. Petros Plan - Non-renegotiated (PPSP-NR)

. Petros Plan - Non-renegotiated - Pre-70 (PPSP-NR Pre-70)

. Petros 2 Plan (PP-2)

. Petros 3 Plan (PP-3)

Currently, PPSP-R, PPSP-NR, PPSP-R Pre-70, PPSP-NR Pre-70 and PP-3 are sponsored by Petrobras, and PP-2 by Petrobras, Transpetro, PBIO, TBG, Termobahia, Termomacaé and Araucária Nitrogenados (the latter in process of withdrawing sponsorship).

The PPSP-R and PPSP-NR are splits derived from Petros Plan (PPSP) originally established by the Company in July 1970. On January 1, 2020, PPSP-R Pre-70 and PPSP-NR Pre-70 were created as a split of PPSP-R and PPSP-NR, respectively.

Pension plans supplement the income of their participants during retirement, in addition to guaranteeing a pension for the beneficiaries in case of the death of a participant. The benefit consists of a monthly income supplementing the benefit granted by the Brazilian Social Security Institute.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The table below provides other characteristics of these plans:

	PPSP-R	PPSP-R	PPSP-NR	PPSP-NR	PP-2	PP-3
		Pre-70		Pre-70
Modality	Defined Benefit	Defined Benefit	Defined Benefit	Defined Benefit	Variable Contribution (defined benefit and defined contribution portions)	Defined Contribution
Participants of the plan	Generally covers employees and former employees who joined the company after 1970 that agreed with changes proposed by the Company in its original pension plan (P0) and amendments.

Generally covers employees and former employees hired prior to July 1, 1970, who enrolled in the P0 until January 1, 1996 and remained continuously linked to the original sponsor obtaining the condition of assisted.

			Generally covers employees and former employees who joined the company after 1970 that did not agree with changes proposed by the Company in its original pension plan (P0) and amendments	Generally covers employees and former employees hired prior to July 1, 1970, who enrolled in the P0 until January 1, 1996 and remained continuously linked to the original sponsor obtaining the condition of assisted and did not agreed with changes in in its original pension plan (P0) and amendments.	This Plan was established in 2007, also covering employees and former employees that moved from other existing plans.	This plan was implemented in 2021, exclusive option for voluntary migration of employees and retirees from the PPSP-R and PPSP-NR plans.
New enrollments	Closed	Closed	Closed	Closed	Open	Closed
Retirement payments	Lifetime monthly payments supplementing the benefit granted by the Brazilian National Institute of Social Security.				Lifetime defined benefit monthly payments or non- defined benefit monthly payments in accordance with the participant's election.	Undefined benefit with monthly payments, in accordance with the participant election.
Other general benefits	Lump sum death benefit (insured capital) and monthly payments related to the following events: death, disability, sickness, and seclusion.					Lump sum death benefit (insured capital) and monthly payments related to the following events: death, disability, sickness, and seclusion.
Indexation of Retirement payments by the plan	Based on the Nationwide Consumer Price Index.		Based on the current index levels applicable to active employees’ salaries and the indexes set out by the Brazilian National Institute of Social Security.		Lifetime monthly payments: based on the Nationwide Consumer Price Index	Undefined benefit monthly payments: based on the variation of individual account quota.
Undefined benefit monthly payments: based on the variation of individual account quota.
Parity contributions made by participants and the Company to the plans	It is comprised of:	It is comprised of:	It is comprised of:	It is comprised of:	It is comprised of:	Regular contributions during the employment relationship, saving for the undefined benefit, accumulated in individual accounts
	i) normal contributions that covers expected cost of the plans in the long term; and	normal contributions that covers expected cost of the plans in the long term.	i) normal contributions that covers expected cost of the plans in the long term; and	normal contributions that covers expected cost of the plans in the long term.	i) normal contributions that covers expected cost of the plans in the long term; and
	ii) extraordinary contributions that covers additional costs that are generally derived from actuarial deficits.	Participants are exempt from paying any extraordinary contributions in case of deficit.	ii) extraordinary contributions that covers additional costs that are generally derived from actuarial deficits.	Participants are exempt from paying any extraordinary contributions in case of deficit.	ii) extraordinary contributions that covers additional costs that are generally derived from actuarial deficits (these contributions are not currently being made but may occur in the future).
Terms of Financial Commitment - TFC (debt agreements) assumed by the Company to settle the deficits. Amounts to be paid to Petros Foundation. This obligation is recorded in these financial statements, within actuarial liabilities.	Financial obligations with a principal amounting to US$508 at 12/31/2021.	Financial obligations with a principal amounting to US$893 at 12/31/2021.	Financial obligations settled early in 2021.	Financial obligations with a principal amounting to US$519 at 12/31/2021.	N/A	N/A
Annually remeasured in accordance with actuarial assumptions, with semi-annual payment of interest based on the updated balance and maturing in 20 years.

0

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

The New PED covers 2015 and 2018 deficits and incorporates 2019 results. Total settlement amounts to US$ 6,485 (R$ 33.7 billion). Of the total amount, US$ 3,006 (R$ 15,620 million) will be paid by Petrobras, in compliance with contributory parity provided for by relevant legislation, of which US$ 2,611 (R$ 13,566 million) will be paid through lifelong additional contributions and US$ 395 (R$ 2,054 million) as a counterpart contribution for the reduction of the lump sum death benefit. On June 30, 2021, the Company prepaid the remaining balance of this contribution, in the amount of US$ 447.

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

Migration to PP-3 and intermediate revision of PPSP-R and PPSP-NR

On January 27, 2021, the Secretariat of Management and Governance of the State-owned Companies (SEST) and the Superintendency of Post-retirement benefits (PREVIC), approved the establishment of Petros Plan 3 (PP-3), as well as changes in regulations of Petros Plan - Renegotiated and Petros Plan Non-renegotiated (PPSP-R and PPSP-NR), not including pre-70 plans, determining the process of migration of participants to PP-3.

The PP-3 is a new pension plan with defined contribution characteristics, implemented as an exclusive option for voluntary migration of participants from the PPSP-R and PPSP-NR plans, not including pre-70 plans, whose deadline for enrollment was on April 30, 2021. The choice for migration is irreversible and irrevocable, in addition to terminating any link with the plan of origin.

On June 15, 2021, the validation of the PP-3 enrollments was completed, totaling 2,176 registrations, as well as technical and administrative feasibility studies were performed, allowing its implementation as of August 2021.

Thus, in the second quarter of 2021, the Company carried out an intermediate revision of the PPSP-R and PPSP-NR plans, which resulted in a US$ 1,731 reduction in liabilities, comprising: (i) a US$ 1 gain in the statement of income for the past service cost of the 2,176 participants who opted for the migration (as detailed in table “Changes in the net actuarial liability”); (ii) a US$ 1,721 gain in shareholders' equity within other comprehensive income, mainly due to the increase in the discount rate applied to actuarial liabilities; and the remaining US$ 9 as cumulative translation adjustments.

On September 9, 2021, Petrobras made a contribution in the amount of US$ 241 (of which US$ 231 relates to participants originally from the PPSP-R, and US$ 10 from the PPSP-NR), in addition to US$ 18 paid in June 2021 for the revision of the lump sum death benefit, as set forth in the deficit settlement plan for PPSP-R and PPSP-NR.

Annual revision of the pension plans

At December 31, 2021, this obligation was revised using the actuarial assumptions in force, which results are shown in note 17.3.2.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
17.3.2.	Net actuarial liabilities and expenses, and fair value of plans assets

a)                Changes in the actuarial liabilities recognized in the statement of financial position

	2021
	Pension Plans			Health Care Plan	Other plans	Total
	PPSP-R (*)	PPSP-NR (*)	Petros 2
Amounts recognized in the Statement of Financial Position
Present value of obligations	11,481	3,485	987	4,485	9	20,447
( -) Fair value of plan assets	(7,431)	(2,316)	(822)	−	2	(10,567)
Net actuarial liability as of December 31, 2021	4,050	1,169	165	4,485	11	9,880

Changes in the net actuarial liability
Balance as of January 1, 2021 (**)	7,524	2,696	477	5,356	16	16,069
Recognized in the Statement of Income	469	178	72	1,388	(9)	2,098
Past service cost	(1)	−	−	845	−	844
Present value of obligation	(730)	(33)	−	845	−	82
Plan assets transferred to PP-3	496	22	−	−	−	518
Sponsor contribution for PP-3	233	11	−	−	−	244
Current service cost	13	1	37	158	(10)	199
Net interest	438	172	35	385	1	1,031
Interest on the obligations with contribution for the revision of the lump sum death benefit	19	5	−	−	−	24
Recognized in Equity - other comprehensive income	(2,223)	(989)	(362)	(1,601)	6	(5,169)
Remeasurement effects recognized in other comprehensive income	(2,223)	(989)	(362)	(1,601)	6	(5,169)
Cash effects	(1,339)	(591)	−	(309)	−	(2,239)
Contributions paid (***)	(475)	(86)	−	(309)	−	(870)
Payments of obligations with contribution for the revision of the lump sum death benefit	(340)	(101)	−	−	−	(441)
Payments related to Term of financial commitment (TFC)	(524)	(404)	−	−	−	(928)
Other changes	(381)	(125)	(22)	(349)	(2)	(879)
Cumulative Translation Adjustment	(381)	(125)	(22)	(349)	(2)	(879)
Balance of actuarial liability as of December 31, 2021	4,050	1,169	165	4,485	11	9,880
(*)	It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(**)	It includes obligations with contribution for the revision of the lump sum death benefit
(***)	It includes the contribution for the migration to PP-3 (US$ 241).

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

						2020
	Pension Plans			Health Care Plan	Other plans	Total
	PPSP-R (*)	PPSP-NR (*)	Petros 2
Amounts recognized in the Statement of Financial Position
Present value of obligations	15,847	4,811	1,177	5,356	26	27,217
( -) Fair value of plan assets	(8,650)	(2,213)	(700)	−	(12)	(11,575)
Net actuarial liability as of December 31, 2020	7,197	2,598	477	5,356	14	15,642

Changes in the net actuarial liability
Balance as of January 1, 2020	10,231	3,264	989	11,986	24	26,494
Recognized in the Statement of Income	84	40	131	(1,672)	2	(1,415)
Service cost (**)	(298)	(93)	64	(2,348)	−	(2,675)
Costs incurred in the period	382	133	67	676	2	1,260
Recognized in Equity - other comprehensive income	(344)	285	(391)	(1,957)	(8)	(2,415)
Remeasurement effects recognized in other comprehensive income	(344)	285	(391)	(1,957)	(8)	(2,415)
Cash effects	(474)	(265)	−	(308)	(1)	(1,048)
Contributions paid	(255)	(80)	−	(308)	(1)	(644)
Payments related to Term of financial commitment (TFC)	(219)	(185)	−	−	−	(404)
Other changes	(2,300)	(726)	(252)	(2,693)	(3)	(5,974)
Others	−	−	−	−	2	2
Cumulative Translation Adjustment	(2,300)	(726)	(252)	(2,693)	(5)	(5,976)
Balance of actuarial liability as of December 31, 2020	7,197	2,598	477	5,356	14	15,642
Obligations with contribution for the revision of the lump sum death benefit	315	99	−	−	−	414
Cumulative Translation Adjustment	12	(1)	−	−	2	13
Total obligation for pension and medical benefits as of December 31, 2020	7,524	2,696	477	5,356	16	16,069
(*)	It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(**)	It includes the gain from past service cost, in the amount of US$ 374, due to the change in the Renegotiated and Non-renegotiated Petros Plans, and US$ 2,538 due to the change in the AMS Medical Plan.

b)               Changes in the present value of the obligation

						2021
	Pension Plans			Health Care Plan	Other plans	Total
	PPSP-R (*)	PPSP-NR (*)	Petros 2
Present value of obligations at the beginning of the year	15,847	4,811	1,177	5,356	26	27,217
Recognized in the Statement of Income	1,179	355	122	543	(8)	2,191
Interest expense	1,166	354	85	385	2	1,992
Service cost	13	1	37	158	(10)	199
Past service cost	(1)	−	−	845	−	844
Recognized in Equity - other comprehensive income	(2,969)	(1,041)	(168)	(1,601)	(7)	(5,786)
Remeasurement: Experience (gains) / losses (**)	(313)	(301)	315	(239)	(8)	(546)
Remeasurement: (gains) / losses - demographic assumptions	−	−	(5)	96	−	91
Remeasurement: (gains) / losses - financial assumptions	(2,656)	(740)	(478)	(1,458)	1	(5,331)
Others	(2,576)	(640)	(144)	187	(2)	(3,175)
Benefits paid, net of assisted contributions	(952)	(319)	(65)	(309)	−	(1,645)
Contributions paid by participants	26	7	−	−	−	33
Transfer and contribution for PP-3	(680)	(31)	−	−	−	(711)
Others	−	−	−	−	−	−
Cumulative Translation Adjustment	(970)	(297)	(79)	496	(2)	(852)
Present value of obligations at the end of the year	11,481	3,485	987	4,485	9	20,447
(*)	It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(**)	It includes additional contributions - New PED.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

						2020
	Pension Plans			Health Care Plan	Other plans	Total
	PPSP-R (*)	PPSP-NR (*)	Petros 2
Present value of obligations at the beginning of the year	20,919	5,955	1,672	11,986	37	40,569
Recognized in the Statement of Income	589	190	176	(1,672)	3	(714)
Interest expense	887	283	112	676	3	1,961
Service cost	(298)	(93)	64	(2,348)	−	(2,675)
Recognized in Equity - other comprehensive income	(148)	211	(228)	(1,957)	(7)	(2,129)
Remeasurement: Experience (gains) / losses (**)	(436)	231	55	(671)	−	(821)
Remeasurement: (gains) / losses - demographic assumptions	−	−	(20)	1	1	(18)
Remeasurement: (gains) / losses - financial assumptions	288	(20)	(263)	(1,287)	(8)	(1,290)
Others	(5,513)	(1,545)	(443)	(3,001)	(7)	(10,509)
Benefits paid, net of assisted contributions	(920)	(228)	(35)	(310)	(2)	(1,495)
Contributions paid by participants	75	15	−	−	−	90
Others	−	−	−	−	2	2
Cumulative Translation Adjustment	(4,668)	(1,332)	(408)	(2,691)	(7)	(9,106)
Present value of obligations at the end of the year	15,847	4,811	1,177	5,356	26	27,217
(*)	It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(**)	It includes additional contributions - PED 2015.

c)                Changes in the fair value of plan assets

						2021
	Pension Plans			Health Care Plan	Other plans	Total
	PPSP-R (*)	PPSP-NR (*)	Petros 2
Fair value of plan assets at the beginning of the year	8,650	2,213	700	−	12	11,575
Recognized in the Statement of Income	728	182	50	−	1	961
Interest income	728	182	50	−	1	961
Recognized in Equity - other comprehensive income	(746)	(52)	194	−	(13)	(617)
Remeasurement: Return on plan assets due to lower interest income	(746)	(52)	194	−	(13)	(617)
Cash effects	999	490	−	309	−	1,798
Contributions paid by the sponsor (Company) (*)	475	86	−	309	−	870
Term of financial commitment (TFC) paid by the Company	524	404	−	−	−	928
Other Changes	(2,200)	(517)	(122)	(309)	(2)	(3,150)
Contributions paid by participants	26	7	−	−	−	33
Benefits paid, net of assisted contributions	(952)	(319)	(65)	(309)	−	(1,645)
Transfer and contribution for PP-3	(680)	(31)	−	−	−	(711)
Cumulative Translation Adjustment	(594)	(174)	(57)	−	(2)	(827)
Fair value of plan assets at the end of the year	7,431	2,316	822	−	(2)	10,567
(*)	It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

						2020
	Pension Plans			Health Care Plan	Other plans	Total
	PPSP-R (*)	PPSP-NR (*)	Petros 2
Fair value of plan assets at the beginning of the year	10,688	2,691	683	−	13	14,075
Recognized in the Statement of Income	505	150	45	−	1	701
Interest income	505	150	45	−	1	701
Recognized in Equity - other comprehensive income	196	(74)	163	−	1	286
Remeasurement: Return on plan assets due to lower interest income	196	(74)	163	−	1	286
Cash effects	474	265	−	308	1	1,048
Contributions paid by the sponsor (Company) (*)	255	80	−	308	1	644
Term of financial commitment (TFC) paid by the Company	219	185	−	−	−	404
Other Changes	(3,213)	(819)	(191)	(308)	(4)	(4,535)
Contributions paid by participants	75	15	−	−	−	90
Benefits paid, net of assisted contributions	(920)	(228)	(35)	(310)	(2)	(1,495)
Cumulative Translation Adjustment	(2,368)	(606)	(156)	2	(2)	(3,130)
Fair value of plan assets at the end of the year	8,650	2,213	700	−	12	11,575
(*)	It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

Pension Plan assets

Seeking to maintain an appropriate investment performance, Petros Foundation annually prepares Investment Policies (PI) specific to each plan, following two models:

(i)	for Petros 2, the achievement of the actuarial goal with the lowest value at risk; and
(ii)	for defined benefit plans, the minimal mismatch in net cash flows, conditioned to the achievement of the actuarial target.

Pension plans assets follow a long-term investment strategy based on the risks assessed for each different class of assets and provide for diversification, in order to lower portfolio risk. The portfolio profile must comply with the Brazilian National Monetary Council (Conselho Monetário Nacional – CMN) regulations.

Petros Foundation establishes investment policies for 5-year periods, reviewed annually. Petros uses an asset liability management model (ALM) to address net cash flow mismatches of the benefit plans, based on liquidity and solvency parameters, simulating a 30-year period.

The pension plan assets by type of asset are set out as follows:

				2021		2020
Type of asset	Quoted prices in active markets	Unquoted prices	Total fair value	%	Total fair value	%
Receivables	-	846	846	8%	847	8%
Fixed income	3,820	3,044	6,864	67%	7,186	62%
Government bonds	3,771	751	4,522	-	4,824	-
Fixed income funds	-	860	860	-	1,500	-
Other investments	49	1,433	1,482	-	862	-
Variable income	1,686	232	1,918	16%	2,514	21%
Common and preferred shares	1,686	-	1,686	-	2,377	-
Other investments	-	232	232	-	137	-
Structured investments	33	151	184	2%	113	1%
Real estate properties	-	475	475	4%	563	5%
	5,539	4,748	10,287	97%	11,223	97%
Loans to participants	-	280	280	3%	352	3%
Total	5,539	5,028	10,567	100%	11,575	100%

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

There is no plan asset for the health care plan. Loans to participants are measured at amortized cost, which is considered an appropriate estimate of fair value.

As of December 31, 2021, the investment portfolio included debentures of US$ 6 (US$ 9 in 2020), Company’s common shares in the amount of US$ 1 (US$ 1 in 2020) and real estae properties leased by the Company in the amount of US$ 243 (US$ 254 in 2010).

d)               Net expenses relating to benefit plans

		Pension Plans		Health Care Plan	Other Plans	Total
	PPSP-R (*)	PPSP-NR (*)	Petros 2
Related to active employees (cost of sales and expenses)	54	10	58	519	(9)	632
Related to retirees (other income and expenses)	397	163	14	869	−	1,443
Obligations with contribution for the revision of the lump sum death benefit	18	5	−	−	−	23
Net expenses for the year - 2021	469	178	72	1,388	(9)	2,098
Net expenses for the year - 2020 (**)	399	139	131	(1,672)	2	(1,001)
Net expenses for the year - 2019	561	211	75	1,232	7	2,086
(*) It includes amounts of PPSP-R pre-70 and PPSP-NR pre-70
(**)	It includes US$ 1,415 related to the actuarial remeasurement and US$ 414 to the update of the obligation with the contribution for the reduction of the lump sum death benefit.

17.3.3.	Contributions

In 2021, the Company contributed with US$ 2,239 to the defined benefit plans (reducing the balance of obligations of these plans, as presented in note 17.3.2), and with US$ 169 and US$ 1, respectively, to the defined contribution portions of PP-2 and PP-3 plans (US$ 177 for PP-2 in 2020).

For 2022, the expected contributions for the PPSP-R, PPSP-NR, PPSP-R pre-70 and PPSP-NR pre-70 plans, amounts to US$ 396, and for PP-2 amounts to US$ 172, relating to the defined contribution portion.

The contribution to the defined benefit portion of the PP-2 is suspended between July 1, 2012 and June 30, 2022, according to the decision of the Petros Foundation's Deliberative Council, based on the recommendation of actuarial specialists of the Petros Foundation, since there is sufficient reserve to cover the value at risk. Thus, all contributions made during this period are being allocated to the participant's individual account.

17.3.4.	Expected future cash flow

The estimate below reflects only the expected future cash flows to meet the defined benefit obligation recognized at the end of the reporting period.

	2021						2020
	Pension Plan			Health Care Plan	Other Plans	Total	Total
	PPSP-R (*)	PPSP-NR (*)	Petros 2
Up to 1 Year	904	303	57	247	9	1,520	1,484
1 to 5 Years	3,780	1,231	245	894	−	6,150	5,444
6 to 10 Years	2,659	837	189	930	−	4,615	5,755
11 To 15 Years	1,780	530	145	738	−	3,193	5,077
Over 15 Years	2,358	584	351	1,676	−	4,969	9,457
Total	11,481	3,485	987	4,485	9	20,447	27,217
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

17.3.5.	Future payments to participants of defined benefit plans that are closed to new members

The following table provides the period during which the defined benefit obligation associated with these plans are expected to continue to affect the Company's financial statements.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	PPSP-R	PPSP-R Pré-70	PPSP-NR	PPSP-NR Pré-70
Number of years during which benefits must be paid to participants of defined benefit plans.	10.72	6.95	11.51	7.57

17.3.6.	Measurement uncertainties associated with the defined benefit obligation

The significant financial and demographic actuarial assumptions used to determine the defined benefit obligation are presented in the following table:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

					Pension Plans	2021 Health Care Plan
Assumptions	PPSP-R	PPSP-NR	PPSP-R Pré-70	PPSP-NR Pré-70	PP2
Nominal discount rate (including inflation)(1)	8.11% (05/2021) 10.64% (12/2021)	8.07% (05/2021) 10.62% (12/2021)	10.55%	10.54%	10.73%	8.92% (09/2021) 10.68% (12/2021)
Nominal expected salary growth (including inflation) (2)	5.83%	5.63%	5.83%	5.63%	7.20%	n/a
Expected changes in medical and hospital costs (3)	n/a	n/a	n/a	n/a	n/a	5.24% a 3.25% p.a.
Mortality table	Petros Experience (Bidecrem 2013)	Petros Experiences (Bidecrem 2020)	Petros Experiences (Bidecrem 2016)	Petros Experiences (Bidecrem 2020)	AT-2012 IAM basic fem 10% smoothed	Employees: according to pension plan Assisted: Ex Petros (Bidecr 2013)
Disability table	American group	American group	n/a	n/a	Álvaro Vindas 50% smoothed	Assets: Alvaro Vindas 50% smoothed
Mortality table for disabled participants	AT-49 male	AT-49 male	MI 2006, by gender, 20% smoothed	Petros Experience 2014	IAPB-57 strong, 10% smoothed	AT-49 male
Age of retirement	Male, 56 years / Female, 55 years	Male, 58 years / Female, 56 years	Male, 56 years / Female, 55 years	Male, 58 years / Female, 56 years	1st eligibility	Male, 56 years / Female, 55 years

(1)	Inflation reflects market projections: 3.61% for 2020 and converging to 3.5% in 2035 onwards.
(2)	Expected salary growth only of Petrobras, the sponsor, based on the Salaries and Benefits Plan.
(3)	Decreasing rate, converging in 30 years to the long-term expected inflation. Refers only to Petrobras (sponsor) rate.

					Pension Plans	2020 Health Care Plan
Assumptions	PPSP-R	PPSP-NR	PPSP-R Pre-70	PPSP-NR Pre-70	PP2
Nominal discount rate (including inflation)(1)	5.83% (05/2020) 7.03% (12/2020)	5.77% (05/2020) 6.97% (12/2020)	6.55%	6.55%	7.44%	7.20%
Nominal expected salary growth (including inflation) (2)	4.75%	4.54%	4.75%	4.54%	6.20%	n/a
Expected changes in medical and hospital costs (3)	n/a	n/a	n/a	n/a	n/a	6.17% a 3.90% p.a.
Mortality table	EX-PETROS 2013 (bidecremental)	EX-PETROS 2020 (bidecremental)	EX-PETROS 2016 (bidecremental)	EX-PETROS 2020 (bidecremental)	AT-2012 IAM basic fem 10% smoothed	EX-PETROS 2013 (bidecremental)
Disability table	American group	American group	n/a	n/a	Álvaro Vindas 40% smoothed	Álvaro Vindas 40% smoothed
Mortality table for disabled participants	AT-49 male	AT-49 male	MI 2006, by gender, 20% smoothed	Petros Experience 2014	IAPB 1957 strong, 20% smoothed	AT-49 male
Age of retirement	Male, 56 years / Female, 55 years	Male, 58 years / Female, 56 years	Male, 56 years / Female, 55 years	Male, 58 years / Female, 56 years	1st eligibility	Male, 56 years / Female, 55 years

(1)	Inflation reflects market projections: 3.61% for 2020 and converging to 3.5% in 2035 onwards.
(2)	Expected salary growth only of Petrobras, the sponsor, based on the Salaries and Benefits Plan.
(3)	Decreasing rate, converging in 30 years to the long-term expected inflation. Refers only to Petrobras (sponsor) rate.

The most significant assumptions are described in Note 4.4.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
17.3.7.	Sensitivity analysis of the defined benefit plans

The effect of a 100 basis points (bps) change in the discount rate and in the estimated future medical costs is set out below:

	Discount Rate				Expected changes in medical and hospital costs
	Pension Benefits		Medical Benefits		Medical Benefits
	+100 bps	-100 bps	+100 bps	-100 bps	+100 bps	-100 bps
Pension Obligation	(1,341)	1,704	(480)	593	628	(511)
Current Service cost and interest cost	(20)	27	(31)	37	96	(77)

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

Under the projected credit unit method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to determine the final obligation. Actuarial assumptions include demographic and financial assumptions, medical costs estimates, historical data related to benefits paid and employee contributions, as set out in note 4 - Critical accounting policies: key estimates and judgments.

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

The Company also contributes amounts to defined contribution plans, on a parity basis in relation to the employee's contribution, that are expensed when incurred.

18.	Provisions for legal proceedings
18.1.	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

·	Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (ii) actions of outsourced employees;
·	Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; and (ii) lack of payment of Social Security Contribution levied on bonuses paid to employees;
·	Civil claims, in particular: (i) lawsuits related to contracts; (ii) royalties and special participation charges, including royalties over shale extraction; and (iii) penalties applied by ANP relating to measurement systems.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
·	Environmental claims mainly regarding: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar State Park in the state of Sao Paulo.

Provisions for legal proceedings are set out as follows:

Current and Non-current liabilities	12.31.2021	12.31.2020
Labor claims	716	706
Tax claims	306	488
Civil claims	820	713
Environmental claims	176	292
Total	2,018	2,199

	2021	2020
Opening Balance	2,199	3,113
Additions, net of reversals	540	464
Use of provision	(715)	(744)
Revaluation of existing proceedings and interest charges	150	28
Transfer to assets held for sale	(3)	—
Others	11	20
Cumulative translation adjustment	(164)	(682)
Closing Balance	2,018	2,199

In preparing its consolidated financial statements for the year ended December 31, 2021, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

18.2.	Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

Non-current assets	12.31.2021	12.31.2020
Tax	5,790	5,154
Labor	796	831
Civil	1,275	1,095
Environmental	101	113
Others	76	88
Total	8,038	7,281

	2021	2020
Opening Balance	7,281	8,236
Additions	1,145	937
Use	(109)	(86)
Accruals and charges	263	90
Others	3	(4)
Cumulative translation adjustment	(545)	(1,892)
Closing Balance	8,038	7,281

In the year ended December 31, 2021, the Company made judicial deposits in the amount of US$ 1,144, including: (i) US$ 359 referring to IRPJ and CSLL for not adding profits of subsidiaries and affiliates domiciled abroad to the IRPJ and CSLL calculation basis; (ii) US$ 339 relating to the unification of Fields (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça); (iii) US$ 224 related to CIDE and PIS/COFINS on the chartering of platforms; (iv) US$ 116 referring to IRPJ and CSLL in the deduction of expenses with Petros; (v) US$ 66 referring to several judicial deposits of a tax nature; and (vi) US$ 57 relating to the lack of payment of Social Security Contribution levied on bonuses paid to employees, mainly offset by (vii) US$ 132 referring to indemnity action due to the unilateral termination of contract for the securitization of IPI credits.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
18.3.	Contingent liabilities

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

The estimates of contingent liabilities for legal, administrative and arbitrations proceedings are indexed to inflation and updated by applicable interest rates. As of December 31, 2021, estimated contingent liabilities for which the possibility of loss is not considered remote are set out in the following table:

Nature	12.31.2021	12.31.2020
Tax	24,785	24,511
Labor	7,172	8,179
Civil - General	5,412	4,621
Civil - Environmental	1,192	1,465
Total	38,561	38,776

The tables below detail the main causes of tax, civil, environmental and labor nature, whose expectations of losses are classified as possible:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Estimate
Description of tax matters	12.31.2021	12.31.2020
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

	9,092	9,532
2) Income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL).
Current status: This claim involves lawsuits in different administrative and judicial stages. The Company considers the likelihood of loss as possible, since there are decisions from Superior Courts favorable to the understanding of the Company.	3,890	4,106
3) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2019, the Company obtained a final decision at CARF, canceling part of the debts. In 2021, new tax notices were issued against the Company.	827	781
4) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting defense judgment and appeals at the administrative and judicial levels. In 2021, there was a reduction in the value due to a decision favorable to the Company.	706	812
5) Collection of Contribution of Intervention in the Economic Domain (CIDE) on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.
Current status: This claim involves lawsuits in different judicial stages.	428	454
6) Deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of several expenses related to employee benefits.
Current status: The claim involves lawsuits in different administrative and judicial stages. The expected loss in one lawsuit is now deemed possible (formerly remote), due to an unfavorable decision by the Regional Court of the 2nd Region in a similar case.	570	468
7) Income taxes (IRPJ and CSLL) - Amortization of goodwill on the acquisition of equity interests.
Current status: This claim involves lawsuits in different administrative and judicial stages.	234	326
8) Deduction of the PIS and COFINS tax base on ship or pay contracts and charters of aircraft and vessels.
Current status: New notice issued in 2021. The claims involve lawsuit in administrative stage. An appeal was filed. A decision of the first administrative instance is awaited.	330	−
9) Collection of IRPJ and CSLL - Transfer price - Charter contracts
Current status: New notice issued in 2021. An appeal was filed. A decision of the first administrative instance is awaited.	287	−
10) Import tax, PIS/COFINS and customs fines - import of vessels through Repetro's Special Customs Regime.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2021, new notices were issued.	249	86
Plaintiff: States of SP, RJ, BA, PA, AL, MA, PB, PE, AM and SE Finance Departments
11) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: This claim involves several tax notices from the states which are in different administrative and judicial stages.	367	384
Plaintiff: States of RJ, AL and BA Finance Departments
12) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this VAT tax credit.
Current status: This claim involves lawsuits in different administrative and judicial stages.	746	788
Plaintiff: States of RJ, AL, AM, PA, BA, GO, MA, SP and PE Finance Departments
13) Alleged failure to write-down VAT (ICMS) credits related to zero tax rated or non-taxable sales made by the Company and its customers.
Current status: This claim involves lawsuits in different administrative and judicial stages.	788	818
Plaintiff: States of RJ, BA, PE, SE and AM Finance Departments
14) The plaintiff alleges that the transfers between branches, especially in RJ, without segregating VAT (ICMS), under the special regime, reduced the total credits of the central department.
Current status: This claim involves lawsuits in different administrative and judicial stages.	800	812
Plaintiff: States of GO, RJ, PA, BA, SE, SP, PR, AM, CE, MT, RN and PE Finance Departments

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

15) Appropriation of ICMS credit on the acquisition of goods (products in general) that, in the understanding of the inspection, would fit into the concept of material for use and consumption, being the tax credit undue.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2021, new notices were issued.	569	517
Plaintiff: States of RJ, PR, AM, BA, PA, PE, SP and AL Finance Departments
16) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2021, new notices were issued.	446	392
Plaintiff: State of SP Finance Department
17) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel interstate sales, including states in the Midwest, North and Northeast regions of Brazil and the State of Espírito Santo.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2021, there was a review of the expected loss of a case, from possible to remote, due to a favorable Court decision.	232	416
Plaintiff: States of RJ, SP, BA, PE, PR, SE and CE Finance Departments
18) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: New notices issued in 2021. This claim involves lawsuits still in administrative stages and other lawsuits in judicial stages.	417	331
Plaintiff: States of RJ, SP, BA, AL, PE, CE and AM Finance Departments
19) Misappropriation of VAT tax credit (ICMS) on the acquisitions of drills and chemicals used in the formulation of drilling fluid, per the tax authorities.
Current status: This claim involves lawsuits in different administrative and judicial stages.	421	418
Plaintiff: Municipal government of Angra dos Reis/RJ
20) Added value of ICMS on oil import operations.
Current status: This claim involves lawsuits in several judicial stages. The lawsuits are in different procedural stages, still without a decision on the merits in the first instance. In 2021, new lawsuits were filed.	289	99
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória
21) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in favor of some municipalities in the State of Espírito Santo, under the allegation that the service was performed in their "respective coastal waters".
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,071	1,056
Plaintiff: Several Municipalities
22) Alleged failure to withhold and pay tax on services (ISSQN).
Current status: There are lawsuits in different administrative and judicial stages.	201	190
23) Other tax matters	1,825	1,725
Total for tax matters	24,785	24,511

		Estimate
Description of labor matters	12.31.2021	12.31.2020
Plaintiff: Employees and Sindipetro Union of ES, RJ, BA, MG, SP, PE, PB, RN, CE, PI, PR and SC.
1) Actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: The dispute is in the Federal Supreme Court (STF). Petrobras filed an appeal and, On 07/28/2021, the Minister Rapporteur decided favorably to the Company, reforming the decision of the Plenary of the Superior Labor Court (TST) which was contrary to Petrobras. Currently, the judgment of the appeals filed by the plaintiff and by several amicus curiae is in progress, with 3 votes in favor of the Company, recognizing the merit of the collective bargaining agreement signed between Petrobras and the unions. Considering that the last minister to vote requested additional information, the trial was suspended, and is pending the presentation of the vote by this last minister.	5,916	6,679
2) Other labor matters	1,256	1,500
Total for labor matters	7,172	8,179

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Estimate
Description of civil matters	12.31.2021	12.31.2020
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná, AMAR - Associação de Defesa do Meio Ambiente de Araucária, IAP - Instituto Ambiental do Paraná and IBAMA - Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renováveis.

1) Administrative and legal proceedings that discuss:

a) Difference in special participation and royalties in different fields;

b) Fines imposed by ANP due to alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities relating to compliance with oil and gas industry regulation. It also includes fines imposed by other agencies.

Current status: The claims involve lawsuits in different administrative and judicial stages.	1,197	1,319
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP
2) Proceedings challenging an ANP order requiring Petrobras to unite Tupi and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; and to unite Tartaruga Verde and Mestiça fields, which would cause changes in the payment of special participation charges.

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

	829	471
Plaintiff: Agência Estadual de Regulação de Serviços Públicos de Energia, Transportes e Comunicações da Bahia (AGERBA) and State Gas Companies
3) Public Civil Action (ACP) to discuss the alleged illegality of the gas supply made by the company to its Nitrogenated Fertilizer Production Unit (FAFEN / BA).
Current status: In March 2022, the Company entered into an agreement to extinguish the litigation involving AGERBA, classifying a portion of this amount under dispute as probable and other portion as remote. The claims also involve other lawsuits in different legal stages.	29	308
Plaintiff: Several service providers
4) Claims related to goods and services supply contracts, with emphasis on discussions about economic and financial imbalance, contractual breach, fines and early termination of contracts.
Current status: The claims involve lawsuits in different administrative and judicial stages.	2,472	1,687
5) Several lawsuits of civil nature, with emphasis on those related to expropriation and easement of passage, corporate disputes and civil liability.	885	836
Total for civil matters	5,412	4,621

		Estimate
Description of environmental matters	12.31.2021	12.31.2020
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
Current status: The parties entered into an agreement and resolved the issue of merit, pending only the discussion relating to the amount of attorney fees.	36	425
2) Several lawsuits of an environmental nature, with emphasis on fines related to the company's operations and public civil action for alleged environmental damage due to the sinking of Platform P-36.	1,156	1,040
Total for environmental matters	1,192	1,465

18.4.	Class action in Netherlands and Arbitrations in Brazil and in Argentina
18.4.1.	Class action in Netherlands

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

On August 23, 2017, a hearing was held at the District Court in Rotterdam (“Court”) to establish the timeframe for proceedings. Petrobras (and other defendants) presented preliminary defenses on November 29, 2017 and the Foundation presented its response on March 28, 2018. On June 28, 2018, a hearing was held for the parties to present oral arguments. On September 19, 2018, the Court rendered its interim decision in the motion proceedings in which it accepted jurisdiction in most of 7 claims of the Foundation.

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

On May 26, 2021, the Court ruled that the class action must proceed and that the arbitration clause in Petrobras' Bylaws does not prevent the company's shareholders from having access to the Dutch Judiciary and being represented by the Foundation. However, investors who have already initiated arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the action. On the same date, the class action moved to the merits discussion phase.

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

In addition, the allegations asserted are broad, span a multi-year period and involve a wide range of activities, and, at the current stage, the impacts of such allegations are highly uncertain. The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from this action. The company reiterates its victim condition of the corruption scheme uncovered by the Lava Jato investigation and aims to present and prove this before the Dutch Court.

The uncertainties inherent in all such matters do not enable the company to identify possible risks related to this action. Compensation for the alleged damages will only be determined by court rulings on complaints to be filed by individual investors. The Foundation is not able to demand compensation for damages, since the final decision will be merely declaratory in nature.

The Company denies the allegations presented by the Foundation and intend to defend themselves vigorously.

18.4.2.	Arbitrations in Brazil

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

On July 20, 2020, Petrobras filed a lawsuit for the annulment of this partial arbitral award, as the Company understands that the award contains serious flaws and improprieties. This lawsuit is still without any assessment on the merits of the case and its judgement is pending. On November 11, 2020, the 5th Business Court of Rio de Janeiro annulled the partial arbitration award, due to these serious flaws and improprieties pointed out by Petrobras. The appeals against this decision are still pending judgement. In compliance with CAM rules, the lawsuit is confidential and only available to those involved in the original arbitration proceeding. Petrobras will continue to defend itself in this and other arbitrations.

18.4.3.	Arbitrations in Argentina

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

Petrobras denies the allegations presented by the Association and intends to defend itself vigorously.

18.5.	Other legal proceedings in Argentina

Petrobras was included as a defendant in criminal actions in Argentina:

·	Criminal action for alleged non-compliance with the obligation to publish “press release” in Argentina about the existence of a class action filed by Consumidores Financieros Asociación Civil para su Defensa before the Commercial Court, according to the provisions of the Argentine capital market law. Petrobras was never mentioned in the scope of the referred collective action. Petrobras presented procedural defenses in the criminal action but some of them have not yet been judged by the court. On March 4, 2021, the Court (Room A of the Economic Criminal Chamber) decided that the jurisdiction for the trial of this criminal action should be transferred from the Criminal Economic Court No. 3 of the city of Buenos Aires to the Criminal Economic Court No. 2 from that same city;
·	Criminal action related to an alleged fraudulent offer of securities, when Petrobras allegedly declared false data in its financial statements prior to 2015. Petrobras presented procedural defenses, currently the subject of appeals in Argentine courts. On October 21, 2021, after an appeal by the Association, the Court of Appeals revoked the lower court decision that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court take some steps to certify whether the Company could be considered criminally immune in Argentina for further reassessment of the issue. Petrobras appealed against this decision, and its judgment is still pending. On the same occasion, the Court of Appeals recognized that the Association could not act as a representative of financial consumers, due to the loss of its registration with the competent Argentine bodies. This criminal action is pending before the Criminal Economic Court No. 2 of the city of Buenos Aires.
18.6.	Tax recoveries under dispute
18.6.1.	Deduction of VAT tax (ICMS) from the basis of calculation of PIS and COFINS

The Company filed complaints against Brazilian Federal Government challenging the constitutionality of the inclusion, from 2001 to 2020, of ICMS within the calculation basis of PIS and COFINS. In 2020, the Company obtained a favorable and definitive court decision on this claim, and the Company recognized the corresponding credit. The tax credit relates to the exclusion of the ICMS effectively collected when included in the basis of calculation of PIS and COFINS, as deliberated by the Federal Revenue of Brazil, as set out in note 16.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In relation to the amounts corresponding to the difference between the criterion established in the regulation and the ICMS amount reported in the invoices, these were not recognized as tax credit, since it was pending final decision of the Federal Supreme Court (STF).

On May 14, 2021, the extract from the minutes of the judgment of the STF on the motion for clarification filed by the Brazilian Federal Government was published and made it clear that the criterion to be used for the purposes of calculating the ICMS in the calculation basis of the PIS and COFINS is the amount presented in the invoice. Based on the decision of the STF, Petrobras recognized the asset related to the difference between these criteria. This amount is being offset in the Company's tax calculation.

The recognized effects relating to the exclusion of ICMS on the PIS and COFINS basis, as well as the offset of these amounts, are presented in note 16.1.

18.6.2.	Compulsory Loan - Eletrobrás

The Brazilian Federal Government, aiming to finance the expansion of the national electricity system, established the compulsory loan that lasted until 1993 in favor of Eletrobrás, which was the operator of this system. The loan was charged to consumers' electricity bills.

In 2010, the Company filed a lawsuit to recognize its right to receive the differences in monetary correction and interest on a compulsory loan from Eletrobrás, in relation to the third conversion of Eletrobrás shares, in the period from 1987 to 1993.

In 2021, the Company changed to probable the expectation of a gain on this lawsuit, based on recent judicial decisions on the subject. Considering that legal discussions are still pending regarding the methodology for calculating the credit, the Company is still unable to estimate the amount of the contingent asset.

Considering that legal discussions are still pending regarding the calculation methodology for calculating the credit, the value of the contingent asset will be determined in the course of the process

18.6.3.	Lawsuits brought by natural gas distributors and others

Some natural gas distributors and other entities have filed lawsuits against Petrobras, in which they claim the extension of the effects of the natural gas supply contracts that expired in December 2021. As the prices of liquefied natural gas imported by Petrobras, necessary to meet to new commitments showed a great increase in the last months of 2021, Petrobras offered for new contracts with start of supply from January 1, 2022 proposals with prices in line with the current market situation. However, some natural gas distributors and other entities rejected the new prices, claiming that Petrobras allegedly abuses its economic power.

In these lawsuits, the judges granted injunctions to maintain the prices of the old contracts. Petrobras appealed these decisions and the appeals are awaiting judgment. At the same time, the Company proposed arbitration, given that this is the dispute settlement method defined in the contracts.

18.7.	Accounting policy for provisions for legal proceedings, contingent liabilities and contingent assets

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

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

19.	Provision for decommissioning costs

The following table details the amount of the decommissioning provision by production area:

	12.31.2021	12.31.2020
Onshore	873	1,627
Shallow waters	3,732	4,309
Deep and ultra-deep post-salt	8,420	9,775
Pre-salt	2,594	3,069
	15,619	18,780

Changes in the provision are presented below:

Non-current liabilities	2021	2020
Opening balance	18,780	17,460
Adjustment to provision	(1,186)	5,720
Transfers related to liabilities held for sale	(704)	(519)
Payments made	(730)	(446)
Interest accrued	723	571
Others	5	15
Cumulative translation adjustment	(1,269)	(4,021)
Closing balance	15,619	18,780

The reduction in the balance of the provision in 2021 mainly relates to the update of the 2022-2026 Strategic Plan premises; the review of technical assumptions and contractual renegotiations; the extension of the concessions' economic cut-off year, mainly due to the increase in the price of Brent; as well as the conclusion of sales of concessions.

19.1.	Accounting policy for decommissioning costs

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

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

20.	Other Assets and Liabilities

Assets		12.31.2021	12.31.2020
Escrow account and/ or collateral	(a)	961	780
Prepaid expenses	(b)	308	394
Advances to suppliers	(c)	297	263
Derivatives Transactions	(d)	31	119
Agreements and covenants	(e)	262	71
Others		201	238
		2,060	1,865
Current		1,573	1,230
Non-Current		487	635

Liabilities		12.31.2021	12.31.2020
Obligations arising from divestments	(f)	1,106	936
Contractual retentions	(g)	521	536
Advances from customers and partners	(h)	606	433
Provisions for environmental expenses, R&D and fines	(i)	568	460
Other recoverable taxes	(j)	143	406
Derivatives Transactions	(d)	282	283
Various creditors		84	123
Others		715	483
		4,025	3,660
Current		1,875	1,603
Non-Current		2,150	2,057

a)	Amounts deposited for payment of obligations related to the finance agreement with China Development Bank, as well as margin in guarantee for futures and over-the-counter derivatives. In addition, there are amounts in investment funds from escrow accounts related to divestment of TAG and NTS.
b)	Amounts whose compensation must be made by supplying materials or providing services contracted with these suppliers.
c)	Spending on platform charters and equipment rentals to be appropriated in situations in which the start of operations has been postponed due to legal requirements or the need for technical adjustments.
d)	Fair value of open positions and transactions closed but not yet settled.
e)	Cash and amounts receivable from partners in E&P consortia operated by Petrobras.
f)	Provisions for financial reimbursements assumed by Petrobras to be made to the acquirer, referring to abandonment costs of divested assets. The settlement of these provisions follows decommissioning schedules, with payments beginning between two and three months after the date expected for the execution of operations, according to the contractual terms for reimbursement of abandonment of the respective concessions.
g)	Retained amounts from obligations with suppliers to guarantee the execution of the contract, accounted for when the obligations with suppliers are due. Contractual retentions will be paid to suppliers at the end of the contract, upon issuance of the contract termination term.
h)	Amounts related to the advanced or cash receipt from third parties, related to the sale of products or services in Brazil.
i)	Accrued amounts for environmental compensation assumed by the Company in the course of its operations and research projects.
j)	Non-current portion of other recoverable taxes (see note 16).

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
20.1.	Accounting policy for obligations arising from divestments

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

21.	The “Lava Jato (Car Wash) Operation” and its effects on the Company

The Company has monitored the progress of investigations under the “Lava Jato” Operation and, in the preparation of these annual consolidated financial statements for the the year ended December 31, 2021, did not identify any additional information that would affect the adopted calculation methodology to write off, in the third quarter of 2014, amounts overpaid for the acquisition of property, plant and equipment. The Company will continue to monitor these investigations for additional information in order to assess their potential impact on the adjustment made.

In addition, the Company has fully cooperated with the Brazilian Federal Police (Polícia Federal), the Brazilian Public Prosecutor’s Office (Ministério Público Federal), the Federal Auditor’s Office (Tribunal de Contas da União – TCU) and the General Federal Inspector’s Office (Controladoria Geral da União) in the investigation of all crimes and irregularities.

During 2021, new leniency and plea agreements entitled the Company to receive funds with respect to compensation for damages, in the amount of US$ 235 (US$ 155 in 2020), accounted for as other income and expenses. Thus, the total amount recovered from Lava Jato investigation through December 31, 2021 was US$ 1,522.

21.1.	Investigations involving the Company
21.1.1.	U.S. Securities and Exchange Commission and Department of Justice inquiries

On September 27, 2018, the Company entered into agreements to settle the open matters with the U.S. Department of Justice (DoJ) and the U.S. Securities and Exchange Commission (SEC) investigations, which encompassed the Company’s internal controls, books and records, and financial statements from 2003 to 2012.

Subsequently, Petrobras has concluded the obligations set forth in the agreement with the DoJ, including continuing to enhance its integrity program and self-reporting during the agreement’s three-year term.

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

22.	Commitment to purchase natural gas

The GSA agreement (Gas Supply Agreement) entered into with Petrobras and Yacimientos Petrolíferos Fiscales Bolivianos - YPFB was initially effective until December 31, 2019. In addition, according to agreement provision, after December 31, 2019, the GSA was automatically extended until the entire volume contracted is delivered by YPFB and withdrawn by Petrobras. On March 6, 2020, by means of a contractual amendment, the Parties changed the daily contracted quantity (QDC) from 30.08 million m³ per day to 20 million m³ per day, which became effective as from March 11, 2020.

Thus, as of December 31, 2021, the total amount of the GSA for 2022 is nearly 7.5 billion cubic meters of natural gas (equivalent to 20.5 million cubic meters per day) and corresponds to a total estimated value of US$ 1.7 billion.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Based on the aforementioned extension clause, the Company expects purchases to continue through May 2024, on the same volume basis according to current indicators, representing an estimated additional amount of US$ 1.86 billion, from January 2021 to May 2024.

23.	Property, plant and equipment

	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total
Balance at January 1, 2020	4,450	70,378	21,952	40,897	21,588	159,265
Additions	-	4,587	3,090	365	4,338	12,380
Additions to / review of estimates of decommissioning costs	-	-	-	5,421	-	5,421
Capitalized borrowing costs	-	-	941	-	-	941
Write-offs	(4)	(438)	(461)	(187)	(1,271)	(2,361)
Transfers	(258)	2,676	(3,175)	1,336	(21)	558
Transfers to assets held for sale	(8)	(226)	27	(848)	(13)	(1,068)
Depreciation, amortization and depletion	(142)	(4,298)	-	(3,864)	(4,022)	(12,326)
Impairment recognition	(14)	(7,293)	(2,855)	(4,603)	(337)	(15,102)
Impairment reversal	-	5,542	482	1,612	124	7,760
Cumulative translation adjustment	(981)	(12,248)	(4,558)	(8,963)	(4,517)	(31,267)
Balance at December 31, 2020	3,043	58,680	15,443	31,166	15,869	124,201
Cost	5,450	107,199	27,544	60,902	23,780	224,875
Accumulated depreciation, amortization, depletion and impairment (****)	(2,407)	(48,519)	(12,101)	(29,736)	(7,911)	(100,674)
Balance at December 31, 2020	3,043	58,680	15,443	31,166	15,869	124,201
Additions	-	1,650	5,761	5	6,954	14,370
Additions to / review of estimates of decommissioning costs	-	-	-	(1,069)	-	(1,069)
Capitalized borrowing costs	-	-	971	-	-	971
Signature Bonuses Transfers (note 24)	-	-	-	11,629	-	11,629
Write-offs	(38)	(588)	(599)	(1,645)	(279)	(3,149)
Transfers	(295)	2,934	(3,160)	1,781	3	1,263
Transfers to assets held for sale	(53)	(2,776)	(575)	(822)	(14)	(4,240)
Depreciation, amortization and depletion	(97)	(4,235)	-	(4,342)	(4,281)	(12,955)
Impairment recognition (note 25)	-	(377)	(1)	(27)	(4)	(409)
Impairment reversal (note 25)	-	1,796	114	1,879	34	3,823
Cumulative translation adjustment	(177)	(3,958)	(1,032)	(2,708)	(1,230)	(9,105)
Balance at December 31, 2021	2,383	53,126	16,922	35,847	17,052	125,330
Cost	4,080	98,085	25,954	61,906	26,382	216,407
Accumulated depreciation, amortization, depletion and impairment (****)	(1,697)	(44,959)	(9,032)	(26,059)	(9,330)	(91,077)
Balance at December 31, 2021	2,383	53,126	16,922	35,847	17,052	125,330
Weighted average useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method	8 (2 to 47)
(*)

It is composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.

(**)	See note 30 for assets under construction by operating segment.
(***)	It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated with the exploration and production of oil and gas.
(****)	In the case of land and assets under construction, it refers only to impairment losses.

The investments made by the company in 2021 were mainly in the development of production of oil and natural gas fields, primarily in the pre-salt complex (Búzios Co-participation Agreement, unitized Atapu, Mero, unitized Sépia, among others), including the contracting of new leases. In 2021, the transfer of intangible assets to property, plant and equipment, in the amount of US$ 11,629, relating to the value of the signature bonus paid in the auction of the Surplus of the Transfer of Rights in the Búzios field after the Co-participation Agreement from Búzios became effective.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Regarding the right-of-use assets, the readjustment clauses with possible effects on depreciation, amortization, depletion and accumulated impairment are presented as of December 31, 2021 as follows:

	Platforms	Vessels	Properties	Total
Balance at December 31, 2021	9,840	5,997	1,215	17,052
Cost	13,362	11,267	1,753	26,382
Accumulated depreciation, amortization and depletion	(3,522)	(5,270)	(538)	(9,330)
Balance at December 31, 2020	7,979	7,167	723	15,869
Cost	11,144	11,256	1,379	23,779
Accumulated depreciation, amortization and depletion	(3,165)	(4,089)	(656)	(7,910)

23.1.	Estimated useful life
	Buildings and improvements, equipment and other assets

Estimated useful life	Cost	Accumulated depreciation	Balance at December 31, 2021
5 years or less	3,931	(3,436)	495
6 - 10 years	7,997	(5,991)	2,006
11 - 15 years	4,982	(1,358)	3,624
16 - 20 years	27,614	(15,434)	12,180
21 - 25 years	26,847	(6,200)	20,647
25 - 30 years	10,271	(3,042)	7,229
30 years or more	4,478	(1,944)	2,534
Units of production method	15,931	(9,244)	6,687
Total	102,051	(46,649)	55,402

Buildings and improvements	3,966	(1,690)	2,276
Equipment and other assets	98,085	(44,959)	53,126

23.2.	Accounting policy for property, plant and equipment

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

23.3.	Oil and Gas fields operated by Petrobras returned to ANP

In 2021, the following oil and gas fields were returned to ANP: Bijupirá, Lagosta, Merluza e Salema. These fields were returned to ANP mainly due to their economic unfeasibility and, as a consequence, the Company wrote off the amount of US$ 27 in addition to impairments recognized in prior years.

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

23.4.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the year ended December 31,2021, the capitalization rate was 6.17% p.a. (6.12% p.a. for the year ended December 31, 2020).

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

24.	Intangible assets

	Rights and Concessions (*)	Software	Goodwill	Total
Balance at January 1, 2020	19,168	242	63	19,473
Addition	31	88	-	119
Capitalized borrowing costs	-	1	-	1
Write-offs	(173)	(3)	-	(176)
Transfers	(2)	(1)	(26)	(29)
Amortization	(8)	(58)	-	(66)
Impairment recognition	-	(6)	(6)	(12)
Cumulative translation adjustment	(4,302)	(53)	(7)	(4,362)
Balance at December 31, 2020	14,714	210	24	14,948
Cost	14,803	1,245	24	16,072
Accumulated amortization and impairment	(89)	(1,035)	-	(1,124)
Balance at December 31, 2020	14,714	210	24	14,948
Addition	106	165	-	271
Capitalized borrowing costs	-	5	-	5
Write-offs	(12)	(3)	-	(15)
Transfers	(94)	3	-	(91)
Signature Bonuses Transfers	(11,629)	-	-	(11,629)
Amortization	(6)	(54)	-	(60)
Impairment reversal	-	1	-	1
Cumulative translation adjustment	(384)	(19)	(2)	(405)
Balance at December 31, 2021	2,695	308	22	3,025
Cost	2,744	1,321	22	4,087
Accumulated amortization and impairment	(49)	(1,013)	-	(1,062)
Balance at December 31, 2021	2,695	308	22	3,025
Estimated useful life in years	(**)	5	Indefinite
(*)	It comprises mainly signature bonuses (amounts paid in concession contracts for oil or natural gas exploration and production sharing), in addition to public service concessions, trademarks and patents and others.
(**)	Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

24.1.	Surplus volumes of Transfer of Rights Agreement

Búzios

On November 6, 2019, the ANP held the Bidding Round for the Surplus Volume of the Transfer of Rights Agreement, when the Company acquired a 90% interest in the exploration and production rights of the surplus volume of Búzios field, in the pre-salt layer of Santos basin, in partnership with CNODC Brasil Petróleo e Gás Ltda. (5%) and CNOOC Petroleum Brasil Ltda. (5%).

The signature bonus corresponding to the Company's interest in the amount of US$ 14,912 was paid in the last quarter of 2019 and Production Sharing Contract was signed with PPSA, MME and ANP in the first quarter of 2020.

a) Búzios Co-participation Agreement

On June 11, 2021, the Company signed with Pré-sal Petróleo S.A. (PPSA) and its partners CNODC and CNOOC a Co-participation Agreement (Agreement) for Búzios field, to regulate the coexistence of the Transfer of Rights Agreement and the Production Sharing Contract for the surplus volume of the Búzios field. The total compensation due to the Transfer of Rights Agreement (100% Petrobras) by the Production Sharing Contract is US$ 29 billion, which will be recovered in cost oil by the contractors.

The amount was calculated based on the Ordinance 213/2019 of MME guidelines and took into account current market parameters, as well as the deferral of the production of the volume contracted under the Transfer of Rights regime, in order to maximize the Net Present Value (NPV) of the Brazilian Government and maintain Petrobras' NPV calculated based on the effective date of the Co-participation Agreement.

According to the agreement for the formation of the consortium to participate in the bid which occurred in 2019, the amount of US$ 2.9 billion was paid by the partners CNODC and CNOOC to Petrobras in August 2021, after conditions precedent were met, including the approval by the ANP. Thus, the contract became effective on September 1, 2021.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

On this date, the partial disposition of the undivided economic interest of assets associated with Búzios field was carried out, including the part of the signature bonus paid by Petrobras for this field, in exchange for financial compensation, resulting in a transaction analogous to a sale.

The partners and PPSA defined the Development Plan for the field, which is expected to result in a recoverable volume of 10,346 million barrels of oil equivalent during the term of the Agreement, which expires in September 2050. This recoverable volume results in participations in the co-participated area of 26% for the Transfer of Rights Agreement and 74% for the Production Sharing Agreement. Considering the participation of each company in its respective contract and the participation of each contract in the co-participated area, the participation in the area is 92.6594% for Petrobras and 3.6703% for each of the partners.

b) Reimbursement of expenses

Expenses incurred by Petrobras in the ordinary operations of the bidding area for the benefit of the consortium, made prior to the start of the Agreement and not included in the total compensation amount, in the estimated amount of US$ 57 (R$ 316 million), will be reimbursed to Petrobras by the partners CNODC and CNOOC.

c) Exercise of partners’ call option

Within 30 days after the Agreement's effective date, Petrobras' partners in the consortium had the right to exercise a call option, provided for in the agreement that established the consortium for bidding in 2019, to acquire, each of them, an additional 5% interest.

On September 29, 2021, the partner CNOOC expressed its interest in exercising the call option. The estimated amount to be received by Petrobras at the closing of the operation for the portion of CNOOC is US$ 2,080, as follows: (i) US$ 1,450 for the compensation, subject to the adjustments provided for in the contract, which considers the same effective date of the Agreement on September 1, 2021, and; (ii) US$ 630 for the reimbursement of the signature bonus referring to the additional participation of CNOOC. The values will be updated until the transaction closing, expected to occur in the first quarter of 2022.

The assets related to this transaction were reclassified to assets held for sale (note 31).

The effectiveness of this transaction is subject to approval by the Administrative Council for Economic Defense (CADE), ANP and MME.

The CNODC partner did not express interest in the exercise of the call option. Thus, after the completion of purchase of additional 5% interest by CNOOC, Petrobras will hold 85% of the exploration and production rights of the surplus volumes of the Transfer of Rights Agreement of Búzios field, while CNOOC will hold 10% and CNODC, 5%. Moreover, considering all contracts in Búzios field (Transfer of Rights, Production Sharing and Concession of Tambuatá), Petrobras will hold an 88.99% interest, while CNOOC will hold 7.34% and CNODC, 3.67%.

d) Further information

The result of the operation is shown below:

Financial compensation received	2,938
Reimbursement of expenses	59
Disposition of other assets and liabilities – PP&E and Decommissioning	(976)
Disposition of signature bonuses	(1,390)
Total effect in the statement of income (within Other income and expenses)	631

Since this bidding relates to the surplus volume of fields with technical and commercial feasibility already defined, the signature bonus paid, in the amount of US$ 11,625, was transferred from intangible assets to property, plant and equipment after the Co-Participation Agreement became effective.

The volumes of reserves, considering the beginning of the effectiveness of the Búzios Field Agreement, will be progressively incorporated according to the certification criteria and are partially reflected in the estimates of proved reserves for December 31, 2021.

Atapu and Sépia

Petrobras acquired the rights for the exploration and production on these fields in the Second Bidding Round for the Surplus Volume of the Transfer of Rights Agreement in the Production Sharing Regime, carried out by the ANP,

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The rights in Atapu field were acquired in partnership with Shell Brasil (25%) and TotalEnergies EP (22.50%). Petrobras will hold a 52.50% interest and will operate the field.

Regarding Sépia field, Petrobras will be the operator with a 30% interest, in partnership with TotalEnergies EP (28%), Petronas (21%), and QP Brasil (21%).

The amounts corresponding to the signature bonus to be paid, are US$ 384 (R$ 2,141 million) for Atapu and US$ 376 (R$ 2,101 million) for Sépia, expected to be paid in the first quarter of 2022, when it will be recognized within intangible assets.

The effective date of the Co-participation Agreement was defined in MME Ordinance No. 519/2021, as the first business day subsequent to the certification by PPSA of the settlement of the compensation to Petrobras. On that date, Petrobras will sign this agreement with PPSA and the partners, which will regulate the coexistence of the Transfer of Rights Agreement with the Production Sharing Agreement.

The compensation for Atapu and Sépia will be paid by the partner companies to Petrobras, in proportion to their participation in the consortia, and corresponds, respectively, to US$ 1,545 and US$ 2,240. Petrobras expect to receive the compensation for Atapu until April 15, 2022, while for Sépia it will be defined with the consortium members. These values may be complemented based on positive changes in future Brent prices (earn out), between 2022 and 2032, according to MME Normative Ordinance No. 08/2021.

On the effective date of the agreements, assets associated with these fields will be partially written off, including the portion of the signature bonus paid by Petrobras due to the Transfer of Rights Agreement applicable to this field, in exchange for financial compensation, resulting in a transaction analogous to a sale. Then, the result of this transaction will be presented as other income or expenses. Any adjustments to reserve estimates will be incorporated by Petrobras in due course.

Itapu Co-participation Agreement

On July 9, 2021, Petrobras signed with Pré-sal Petróleo SA (PPSA) a Co-participation Agreement of Itapu, which will regulate the coexistence of the Transfer of Rights Agreement and the Production Sharing Contract for the Surplus volume of the Itapu field, in the pre-salt layer of Santos Basin.

Negotiations began after the bidding, held on November 6, 2019, in which Petrobras acquired 100% of the exploration and production rights of the surplus volume of the Transfer of Rights Agreement of Itapu field.

Petrobras and PPSA defined the Development Plan for the field, including estimates for production and recoverable volume. As a result, the Company’s share in the area is 51.708% for the Transfer of Rights Agreement, with a total recoverable volume of 350 million boe, and 48.292% for the Production Sharing Agreement, with a total recoverable volume of 319 million boe.

The assumptions for oil and gas prices, discount rate and cost metrics used for the purpose of calculating the compensation for the deferral of the cash flow of the transfer of rights and which will be recognized as cost in oil were established in MME Ordinance No. 213/2019.

According to ANP Board Resolution No. 811/2021 of December 22, 2021, the Agreement was approved, becoming effective on January 1, 2022

24.2.	Assumption of interest in concessions

Six blocks in the state of Amapá

In September 2020 and April 2021, respectively, the Company closed agreements with Total E&P Brasil Ltda (TotalEnergies), and BP Energy do Brasil Ltda (BP) regarding the participations of these companies in blocks located in ultra-deep waters in northern Brazil. TotalEnergies was the operator in 5 blocks with a 40% interest, while Petrobras and BP had 30% each one. BP also had a 70% interest in another block, also a partner of Petrobras (30%). With the closing of these agreements, Petrobras will hold 100% interest in these six blocks and become the sole operator.

As a result of these agreements, firmed between the parties and ANP in September 2021, Petrobras will receive US$ 199 as a compensation for the total assumption of the minimum exploratory program, of which US$ 139 was received at the closing of the operation, and the remaining balance to be received in June 2022.

The Company also registered an US$ 88 addition within intangible assets, measured at fair value, for the assumption of participation in these concessions, without disbursement made by the Company.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Thus, the Company recognized a US$ 287 gain (including the compensation and the addition of assets) recognized in other income and expenses.

Potiguar basin

In the last quarter of 2021, Petrobras and the ANP signed an amendment to the Concession Agreement relating to the deep waters in the Potiguar Basin, for the total assignment of the partners interest to Petrobras (BP 40% e Petrogal 20%), which will hold a 100% interest in this area.

Thus, the Company recorded an US$ 1 addition in intangible assets and of US$ 64 within property, plant and equipment, measured at fair value, due to the assumption of participation in the concession, and a US$ 65 gain within other income and expenses, without cash effects.

24.3.	Exploration rights returned to the Brazilian Agency of Petroleum, Natural Gas and Biofuels - Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP)

In 2021, 3 exploration areas in Santos and Potiguar basins were returned to the ANP (49 in 2020 in Camamu-Almada, Espírito Santo, Jequitinhonha, Potiguar, Recôncavo, Pelotas, Pernambuco-Paraíba, Santos and Sergipe-Alagoas basins), totaling US$ 3 (US$ 172 in 2020).

24.3.1.	Accounting policy for intangible assets

Intangible assets are measured at the acquisition cost, less accumulated amortization and impairment losses.

Internally-generated intangible assets are not capitalized and are expensed as incurred, except for development costs that meet the recognition criteria related to the completion and use of assets, probable future economic benefits, and others.

When the technical and commercial feasibility of oil and gas production is demonstrated for the first field in an area, the value of the signature bonus is reclassified to property, plant and equipment at their full value. While they are in intangible assets, they are not amortized. Other intangible assets with defined useful lives are amortized on a straight-line basis over their estimated useful lives.

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

Intangible assets with an indefinite useful life are not amortized but are tested annually for impairment. Their useful lives are reviewed annually.

25.	Impairment

Schedule of impairment losses reversals

(Losses) / reversals	2021	2020	2019
Property, plant and equipment	3,414	(7,342)	(2,882)
Intangible assets	1	(12)	(1)
Assets classified as held for sale	(225)	15	35
Impairment (losses) / reversals	3,190	(7,339)	(2,848)
Investments	383	(514)	(4)
Net effect within the statement of income	3,573	(7,853)	(2,852)
Losses	(654)	(15,680)	(3,662)
Reversals	4,227	7,827	810

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable, or that there may be a reversal of impairment losses recognized in previous years.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

During the third quarter of 2021, observing the oil and gas market scenario, the Company’s management reassessed the Brent prices provided for in the 2021-2025 Strategic Plan (in force on that date) and updated the short-term assumptions established in that plan, recognizing US$ 3,098 impairment reversals in that quarter.

On November 24, 2021, management concluded and approved its 2022-2026 Strategic Plan, considering a complete update of economic assumptions, as well as its project portfolio and estimates of reserve volumes, which support the impairment tests conducted in the last quarter of this year.

The oil and gas production estimated in the scope of this plan indicates a continuous growth focused on the development of projects that generate higher value, with an increase in the participation of assets in the pre-salt layer, which present lower lifting costs. During this period, 13 new production systems are expected to enter into operation, all of which to be allocated to deep and ultra-deep water projects.

25.1.	Impairment of property, plant and equipment and intangible assets

Asset or CGU by nature (*)	Carrying amount	Recoverable amount (**)	Impairment (losses) / reversals	Business segment	Comments
				2021
Property, plant and equipment and intangible assets
Producing properties relating to oil and gas activities in Brazil (several CGUs)	23,734	36,396	3,373	E&P	item (a1)
Oil and gas production and drilling equipment in Brazil	250	-	(250)	E&P	item (b1)
Second refining unit in RNEST	404	767	359	RT&M	item (c1)
Others			(67)	Several
			3,415
				2020
Property, plant and equipment and intangible assets
Producing properties relating to oil and gas activities in Brazil (several CGUs)	42,421	40,511	(7,316)	E&P	item (a2)
Oil and gas production and drilling equipment in Brazil	120	−	(119)	E&P	item (b2)
Second refining unit in RNEST	410	388	(22)	RT&M	item (c2)
Comperj	266	526	260	RT&M	item (d1)
Corporate facilities	152	−	(161)	Corporate, others	item (e)
Others			2	Several
			(7,354)

					2019
Property, plant and equipment and intangible assets
Producing properties relating to oil and gas activities in Brazil (several CGUs)	105,532	196,994	(1,859)	E&P	item (a3)
Oil and gas production and drilling equipment in Brazil	314	−	(307)	E&P	item (b3)
Second refining unit of RNEST	1,043	498	(534)	RT&M	item (c3)
Comperj	330	117	(209)	RT&M	item (d2)
Transpetro’s fleet of vessels	1,347	1,453	103	RT&M	item (f)
Fertilizer plant - UFN III	204	−	(200)	RT&M	item (g)
Oil and gas production and drilling equipment abroad	343	15	(333)	E&P	item (h)
Others	33	−	(67)	Several
			(3,406)
(*)	It only includes carrying amounts and recoverable amounts of impaired assets or assets for which reversals were recognized.
(**)	The recoverable amounts of assets for impairment computation were their value in use, except for assets held for sale, for which is used fair value.

For impairment testing purposes, the Company bases its cash flow projections on:

·	The estimated useful life of the asset or assets grouped into the CGU, based on the expected use of those assets, considering the Company’s maintenance policy;
·	Assumptions and financial budgets/forecasts approved by management for the period corresponding to the expected life cycle of each different business; and

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
·	Pre-tax discount rates derived from the Company’s post-tax weighted average cost of capital (WACC), adjusted by specific risk-premiums in case of projects postponed for an extended period, or specific country-risks, in case of assets abroad. The use of post-tax discount rates in determining value in use does not result in materially different recoverable amounts if pre-tax discount rates had been used.

25.1.1.  Planning assumptions used in impairment testing

The cash flow projections used to measure the value in use of the CGUs at December 31, 2021, were mainly based on the following updated assumptions for average Brent prices and Brazilian real/U.S. dollar average exchange rates:

2021-2025 Strategic Plan (*)	2022	2023	2024	2025	2026	Long term Average
Average Brent (US$/barrel)	72	65	60	55	55	55
Average Brazilian Real (excluding inflation) - Real /U.S. dollar exchange rate	5.40	5.33	5.19	5.15	5.14	5.08
(*)	In the impairment testing in the third quarter, projected average Brent prices were US$ 69.40 for 2021 and US$ 69.20 for 2022, kept constant for the other years.

At December 31, 2020, average Brent prices and Brazilian real/U.S. dollar average exchange rates used were:

	2021	2022	2023	2024	2025	Long term Average
Average Brent (US$/barrel)	45	45	50	50	50	50
Average Brazilian Real (excluding inflation) - Real /U.S. dollar exchange rate	5.50	4.69	4.46	4.28	4.07	3.76

Post-tax discount rates, excluding inflation, applied in the tests were:

Activity	12.31.2021	12.31.2020
Producing properties relating to oil and gas activities in Brazil	6.4% p.a.	7.1% p.a.
RT&M in Brazil	5.5% p.a.	6.1% p.a.
RT&M in Brazil – postponed projects	6.2% p.a.	7.4% p.a.
Gas logistics	5.4% p.a.	6.4% p.a.
Transport in Brazil	4.9% p.a.	5.4% p.a.

25.1.2.  Revision of Cash Generating Units

During 2021, management identified and assessed the following changes in CGUs:

E&P Segment

(i)	Annexation of the following areas approved by the ANP: Guriatã, Guriatã Sul, Canário da Terra, Canário da Terra Sul, Riacho da Barra and Rio Sauípe fields to Fazenda Imbé concession; and of Jandaia and Rio da Serra fields to the Tangará concession. As a result, assets of these fields were incorporated by Imbé and Tangará CGUs;
(ii)	Closing of the divestment process of the following concessions (with their related assets written-off): São Mateus 8, Ventura and Miranga group of Fields, and of several other individual fields;
(iii)	Return of the following concessions to the ANP (with their related assets written-off): Bijupirá and Salema group of fields (CGU Bijupirá-Salema) and Merluza and Lagosta group of fields (CGU Merluza);
(iv)	North group of fields: exclusion of platforms P-26, P-32 and P-33 from this CGU, due to management's decision to sell and definitively cease the operations of the platforms in the Marlim field;
(v)	Creation of the CGU SEAP I, comprising Agulhinha, Agulhinha Oeste, Cavala and Palombeta fields and of the CGU SEAP II, comprising Budião, Budião Noroeste and Budião Sudeste fields, arising from the successful appraisal for discoveries in blocks BM-SEAL-4, BM-SEAL-4A, BM-SEAL-10 and BM-SEAL-11.

Gas & Power Segment

(i)	Exclusion of Natural Gas CGU: Management reassessed the interdependence of the cash flows of assets in the natural gas business in view of the new regulatory framework for the sector, deciding to exclude the Natural Gas CGU and to create new CGUs: Integrated Processing System CGU; Cacimbas UGC UTG; Sul Capixaba CGU; Guamaré CGU; Urucu CGU and Catu CGU.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

(ii)	Exclusion of the thermoelectric power plants Arembepe, Muryci and Bahia 1 from the CGU Power, due to the closing of the sale on December 6, 2021, with the consequent write-off of the related assets.

RT&M Segment

(i)	CGU Downstream: exclusion of refineries Landulpho Alves (RLAM) and Isaac Sabbá (REMAN) from this CGU, due to the divestment process. The sale of RLAM was closed in November 2021 and its assets were written-off, while the closing for the sale of REMAN is still pending at December 31, 2021, and its assets are held for sale (see note 31.1);
(ii)	CGU SIX: in November 2021, the Company signed an agreement for the sale of Shale Industrialization Unit (SIX), in the state of Paraná, when these assets were classified as held for sale (see note 31.1);
(iii)	CGU Comperj: exclusion of this CGU, comprising assets from the first refining unit of the of Petrochemical Complex of Rio de Janeiro, due to the cancellation of this project, with part of the remaining assets incorporated by the CGU Itaboraí Utilities, composed of assets destined to support the natural gas processing plant (UPGN) of the route 3 integrated project; and part incorporated by the CGU GasLub, referring to the set of assets that remain hibernated and that are under evaluation for use in other projects.

Information on key assumptions for impairment testing and on CGU definitions is presented in notes 4.2 and 4.3, respectively.

25.1.3.  Information on the main impairment losses

Information on the main impairment losses and reversals of property, plant and equipment and intangible assets are described below:

a1) Producing properties in Brazil – 2021

Impairment reversals on producing properties in Brazil amount to US$ 3,373, most of it related to CGUs of producing properties, reflecting the revision on the key assumptions of the Strategic Plan, mainly the increase in average Brent prices.

The following table presents significant impairment reversals for 2021:

CGU	Basin	Area	Impairment reversals	Carrying amount after impairment
Roncador	Campos basin	Post-Salt	860	7,075
North	Campos basin	Post-Salt	714	4,861
Carmópolis	Sergipe basin	Onshore and shallow-water	611	840
Berbigão-Sururu	Santos basin	Pre-Salt	388	3,072
Albacora Leste	Campos basin	Post-Salt	369	1,502
Marlim Leste	Campos basin	Post-Salt	48	2,435
Papa-Terra	Campos basin	Post-Salt	41	39
Uruguá	Santos basin	Post-Salt	35	82
Marlim Sul	Campos basin	Post-Salt	32	5,002
Others (*)	Several	Several	275	2,023
Total			3,373	26,931

(*)	It comprises 39 CGUs.

a2) Producing properties in Brazil – 2020

Impairment losses on producing properties in Brazil amounted to US$ 7,316, most of it related to CGUs that provided service in E&P fields, also reflecting the hibernation of producing assets on the first quarter of 2020, as well as the revision on the key assumptions of the Strategic Plan, mainly expected Brent prices, depreciation of Brazilian real against U.S. dollar, economic slowdown and reduction on demand for oil and oil products.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

a3) Producing properties in Brazil – 2019

Impairment assessment for producing properties in Brazil resulted in US$ 1,859 impairment losses, mainly comprising:

·	Impairment losses in the amount of US$ 2,092, mainly related to the CGUs of Papa-Terra (US$ 369), Uruguá group (US$ 344), CVIT group (US$ 206), Corvina (US$ 158), Piranema (US$ 128), Camorim (US$ 109), Pirambu (US$ 102), Merluza group (US$ 98), Miranga group (US$ 76), Guaricema (US$ 76) and Água Grande group (US$ 72), mainly due to the decrease in estimates for the average Brent price on the projection horizon, to higher estimates for future decommissioning costs, due to the reduction in risk-free discount rates, and to changes in the schedule for removal and treatment of oil and gas production facilities;
·	Impairment reversals totaling US$ 53 primarily relating to Peroá group (US$ 30) and Castanhal (US$ 12), mainly due to gains in the production curve and accelerated depreciation tax benefit related the new tax model for oil and gas activities.

b1) Oil and gas production and drilling equipment in Brazil - 2021

Impairment losses of US$ 250 relates to equipment and structures in the E&P segment, mainly due to the decision to cease the use of platforms P-26 and P-33 in the Marlim field, leading to the recognition of losses in the amount of US$ 210.

b2) Oil and gas production and drilling equipment in Brazil - 2020

Impairment losses of US$ 120 relates to equipment and structures in the E&P segment, mainly due to the decision to cease with the Estaleiro Inhaúma project, leading to the recognition of losses in the amount of US$ 69.

b3) Oil and gas production and drilling equipment in Brazil - 2019

In 2019, the Company decided to discontinue the use of P-37 platform in Marlim field, resulting in its exclusion of North group and its independent assessment for impairment, resulting in losses in the amount of US$ 307.

c1) Second refining unit of RNEST – 2021

The cash flows to measure the value in use of the second refining unit of RNEST take into account the decision to resume the works and to start operating in August 2027, according to the 2022-2026 Strategic Plan, triggering impairment reversals in the amount of US$ 359.

c2) Second refining unit of RNEST – 2020

The cash flows to measure the value in use of the second refining unit of RNEST took into account the postponing of the beginning of the operation, triggering impairment losses in the amount of US$ 22.

c3) Second refining unit of RNEST – 2019

The cash flows to measure the value in use of the second refining unit of RNEST took into account the postponing of the beginning of the operation, triggering impairment losses in the amount of US$ 534.

d1) Comperj – 2020

Impairment reversals amounted to US$ 260, mainly due to the reduction in the estimated investments for the completion of the project relating to the first refining unit facilities, resulting from the depreciation of the Brazilian Real in relation to the U.S. Dollar, as well as to optimization measures adopted.

d2) Comperj – 2019

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

f) Oil and gas production and drilling equipment abroad – 2019

In January 2020, the sale of drillship Sonda Vitória 10,000 (NS-30), owned by Drill Ship International B.V. - DSI, a subsidiary of PIB BV, was closed. Thus, impairment losses in the amount of US$ 333 were recognized, due to the difference between the expected sale value and its carrying amount.

g) Transpetro’s fleet of vessels - 2019

The depreciation of Reais against U.S. Dollars used in the projections of the Strategic Plan 2020-2024, compared to the assumptions used in the previous plan, had a positive effect on the cash generation projected in Reais for the CGU, given that freight rates (cash inflows) are quoted in U.S. dollars. Thus, a US$ 103 reversal of impairment was accounted for in 2019.

h) Fertilizer plant - UFN III – 2019

Following the Company’s decision to quit the conclusion of this plant located in the state of Mato Grosso do Sul, this asset was written-off, in the amount of US$ 200.

25.1.4.  Assets most sensitive to future impairment

Whenever the recoverable amount of an asset or CGU falls below the carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount. The following table presents the assets and CGUs most sensitive to future impairment losses, presenting recoverable amounts close to their current carrying amounts.

The analysis presented below considers CGUs with estimated impairment losses or reversals if there was a 10% reduction or increase in their recoverable amounts, arising from changes in material assumptions:

Potential impairment losses - 10% reduction in the recoverable amount	Business segment	Carrying amount	Recoverable amount	Sensitivity
Assets with impairment losses
Producing properties relating to oil and gas activities in Brazil (2 CGUs)	E&P	178	196	18
Second refining unit of RNEST	RT&M	769	690	79
Itaboraí utilities	G&P	763	686	77
		1,710	1,572	174

Potential impairment reversals - 10% increase in the recoverable amount	Business segment	Carrying amount	Recoverable amount	Sensitivity (*)
Assets with impairment losses
Producing properties relating to oil and gas activities in Brazil (2 CGUs)	E&P	178	196	18
Second refining unit of RNEST	RT&M	769	844	75
Itaboraí utilities	G&P	763	839	76
		1,710	1,879	169
(*)	When calculating a 10% increase in the recoverable amount, the amount of impairment to be reversed is limited to the accumulated impairment of the CGU or to their recoverable amounts, whichever is lower.

25.1.5.  Accounting policy for impairment of property, plant and equipment and intangible assets

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

Reversal of previously recognized impairment losses may occur for assets other than goodwill.

25.2.	Assets classified as held for sale

Asset or CGU by nature (*)	Carrying amount	Recoverable amount (**)	Impairment (losses) / reversals	Business segment

				2021
Thermoelectric power plants	91	12	(79)	G&E
Investment in Breitener	107	44	(67)	G&E
Oil and gas production and drilling equipment in Brazil	47	-	(46)	E&P
Refineries and associated logistics assets	255	218	(37)	RT&M
Others			5
Total			(224)

				2020
Producing properties relating to oil and gas activities	−	279	67	E&P
Cartola and Ataulfo Alves vessels	80	19	(62)	RT&M
Others			10
Total			15
				2019
Producing properties - Pampo and Enchova fields	328	808	494	E&P
Producing properties - Frade field	19	105	84	E&P
Producing properties - Maromba field	−	68	67	E&P
PO&G BV	444	354	(89)	E&P
Others	592	468	(521)	Several
Total			35

(*) It only includes carrying amounts and recoverable amounts of impaired assets or assets for which reversals were recognized.
(**) The recoverable amounts of assets for impairment computation were their value in use, except for assets held for sale, for which is used fair value.

In 2021, the Company recognized losses on assets held for sale, in the amount of US$ 224, arising from the assessment at the fair value of assets, net of disposal expenses, mainly due to:

i.	Camaçari power plants – following the closing of the sale of thermoelectric power plants Arembepe, Muryci and Bahia 1, located in Camaçari, in the state of Bahia, these assets were measured at fair value net of selling expenses, and a US$ 79 impairment loss was accounted for in the second quarter of 2021.
ii.	Breitener Energética S.A – following the sale of this company, in the state of Amazonas, Petrobras recognized a US$ 67 loss;
iii.	Oil and gas production and drilling equipment in Brazil: approval for the disposal of P-32 platform, resulting in the recognition of US$ 46 losses; and
iv.	Refineries and associated logistics assets: following the approval for the sale of refinery Isaac Sabbá (REMAN), in the state of Amazonas, a US$ 12 impairment loss was recognized, and of the refinery Shale Industrialization Unit (SIX), in the state of Paraná, a US$ 25 impairment loss was recognized.

In 2020, the Company recognized reversals in the amount of US$ 17 arising from the fair value of assets, net of disposal expenses, with the most significant relating to:

i.	the sale of Recôncavo group of fields (14 concessions located onshore and in shallow waters) in the amount of US$ 35;
ii.	the sale of Rio Ventura group of fields (8 concessions located onshore) in the amount of US$ 18;
iii.	the sale of Fazenda Belém group of fields, in the amount of US$ 14.

These reversals were partially offset by a US$ 62 impairment loss relating to Cartola and Ataulfo Alves vessels.

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

The accounting policy for assets and liabilities held for sale is set out in note 31.

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

25.3.2.  Investment in publicly traded associates

a)	Braskem S.A.

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. As of December 31, 2020, the quoted market value of the Company’s investment in Braskem was US$ 2,943 based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

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

Cash flow projections to determine the value in use of Braskem were based on estimated prices of feedstock and petrochemical products reflecting international trends on prices, petrochemical products sales volume estimates reflecting projected Brazilian and global G.D.P. growth, post-tax discount rate (excluding inflation) of 6.2% p.a., (WACC), and decreases in the EBITDA margin during the growth cycle of the petrochemical industry in the next years and increases in the long-term. Estimated exchange rates and Brent prices are the same as those set out in note 27.1.1.

On December 16, 2021, Petrobras' Board of Directors approved the model for the sale of up to 100% of its preferred shares of Braskem, to be conducted through a secondary public offering (follow-on), according to an agreement entered into with Novonor (Braskem's parent company).

On January 17, 2022, Petrobras filed a follow-on request with the CVM. However, on January 28, 2022, the offer was canceled due to unstable market conditions, which resulted in demand and price levels unfavorable for the transaction.

b)	Petrobras Distribuidora S.A. (renamed Vibra Energia S.A.)

On August 26, 2020, the Company’s Board of Directors approved the disposal of the remaining interest in this associate.

Accordingly, it was tested for impairment, when the recoverable value of this investment took into account the value in use, including the disposal value, considering the intention to sell the shares. As the value in use of this investment was lower than the book value, an impairment loss of US$ 144 was recognized in the third quarter of 2020. The post-tax discount rate in constant currency applied was 11.1% p.a., considering the cost of equity.

On June 30, 2021, the Company’s Board of Directors approved the price per common share of BR Distribuidora in the amount of US$ 5.20 (R$ 26.00) for the secondary public offering (follow on) of these shares, totaling US$ 2,252 (R$ 11,264 million), net of transaction costs.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Accordingly, considering the sale of the shares and the cash flows arising from this sale, a US$ 404 impairment reversal was accounted for within results of equity-accounted investments, in the second quarter of 2021. The transaction was closed on July 5, 2021 (note 31.2).

25.3.3.  Investments in state-controlled natural gas distributors

On July 28, 2021, management approved the sale of its entire interest (51%) in Petrobras Gás S.A. – Gaspetro (see note 31.1), which holds interests in 19 companies that explore with exclusivity natural gas distribution in several Brazilian states. This investment was classified as held for sale, with no indication of impairment losses.

25.3.4.  Impairment losses in other equity-accounted investments

In 2021, the Company recognized impairment losses in other equity-accounted investments the amount of US$ 21. In 2020, the Company recognized impairment losses amounting to US$ 59, mainly in joint venture MP Gulf of Mexico (US$ 59), due to the revised Brent prices projections (with a 5.4% p.a. post-tax discount rate in constant currency, applied for the E&P segment in the USA), and in BSBIOS (US$ 22), resulting from the classification of this investment as held for sale, after the signing of the purchase and sale agreement by the Company’s subsidiary Petrobras Biocombustível with RP Participações em Biocombustíveis, in December 2020. In 2019, the Company recognized a US$ 4 loss relating to other equity-accounted investments.

26.	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from the date of obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	2021	2020
Property plant and equipment
Opening Balance	3,024	4,262
Additions	459	428
Write-offs	(188)	(197)
Transfers	(1,097)	(494)
Cumulative translation adjustment	(204)	(975)
Closing Balance	1,994	3,024
Intangible Assets (**)	2,576	14,526
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	4,570	17,550
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.
(**)	The amount of the signature bonuses paid in the Surplus Oil of Transfer of Rights Agreement was transferred from intangible assets to property, plant and equipment after the Búzios Co-participation Agreement came into effect, as described in Note 24.1.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	2021	2020	2019
Exploration costs recognized in the statement of income
Geological and geophysical expenses	358	296	477
Exploration expenditures written off (includes dry wells and signature bonuses)	248	456	308
Contractual penalties	47	38	4
Other exploration expenses	34	13	10
Total expenses	687	803	799
Cash used in:			0
Operating activities	393	307	485
Investment activities	555	532	17,265
Total cash used	948	839	17,750

Exploration expenditures written off arise from projects without economic feasibility. In 2021, write-offs were mainly related to exploratory wells in the concessions of Golfinho and Marlim Leste and in the Campos and Potiguar basins.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In 2021, the Company recognized provisions arising from potential contractual penalties for non-compliance with minimum percentages of local content in 158 blocks for which the exploratory phases were concluded (186 blocks in 2020).

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

• Amounts paid for obtaining concessions for exploration of crude oil and natural gas (capitalized acquisition costs) are initially capitalized as intangible assets and are transferred to property, plant and equipment once the technical and commercial feasibility can be demonstrated. More information on intangible assets accounting policy, see note 24.

• Costs directly attributable to exploratory wells, including their equipment and installations, pending determination of proved reserves are capitalized within property, plant and equipment. In some cases, exploratory wells have discovered oil and gas reserves, but at the moment the drilling is completed they are not yet able to be classified as proved. In such cases, the expenses continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and progress on assessing the reserves and the economic and operating viability of the project is under way (for more information see note 26.2).

• An internal commission of technical executives of the Company reviews these conditions monthly for each well, by analysis of geoscience and engineering data, existing economic conditions, operating methods and government regulations. For additional information on proved reserves estimates, see note 4.1.

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

The following tables set out the amounts of exploratory well costs that have been capitalized for a period of one year or more after the completion of drilling, the number of projects whose costs have been capitalized for a period greater than one year, and an aging of those amounts by year (including the number of wells relating to those costs):

Aging of capitalized exploratory well costs (*)	2021	2020
Exploratory well costs capitalized for a period of one year	136	118
Exploratory well costs capitalized for a period greater than one year	1,858	2,906
Total capitalized exploratory well costs	1,994	3,024
Number of projects relating to exploratory well costs capitalized for a period greater than one year	22	38

	Capitalized costs (2021)	Number of wells
2020	49	2
2017	39	1
2016 and previous years	1,770	31
Exploratory well costs that have been capitalized for a period greater than one year	1,858	34

(*) Amounts paid for obtaining rights and concessions for exploration of oil and gas (capitalized acquisition costs) are not included.

Exploratory well costs that have been capitalized for a period greater than one year since the completion of drilling relate to 22 projects comprising (i) US$ 1,858 for wells in areas in which there has been ongoing drilling or firmly planned drilling activities in the near term and for which an evaluation plan (“Plano de Avalia”) has been submitted for approval by ANP; and (ii) US$ 415 relate to costs incurred to evaluate the reserves and their potential development.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

27.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 1,574 (US$ 1,631 as of December 31, 2020) of which US$ 1,574 were still in force as of December 31, 2021 (US$ 1,543 as of December 31, 2020), net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to US$ 1,243 (US$ 1,256 as of December 31, 2020) and bank guarantees of US$ 331 (US$ 287 as of December 31, 2020).

28.	Partnerships in E&P activities

In line with its strategic objectives, Petrobras operates in association with other companies in partnerships in Brazil as holder of oil and natural gas exploration and production rights in concessions and production sharing regimes.

As of December 31, 2021, the Company holds interests in 85 partnerships with 37 companies, among which Petrobras is the operator in 55 (in 2020, 98 partnerships with 40 companies and operator in 55). There were no new partnerships signed in 2021. The partnerships formed in 2020 are described below:

Consortium	Location	% Petrobras	% Partners	Operator	Year	Additional Information	ANP Bonus Petrobras portion (*)
ARAM (*)	Santos basin	80%	CNODC – 20%	Petrobras	2020	Production sharing	496
BT-SEAL-13A	Sergipe Alagoas basin	50%	Petrogal – 50%	Petrogal	2020	Concession – split	N/A
BÚZIOS – ECO (*)	Santos basin	90%	CNODC – 5% CNOOC – 5%	Petrobras	2020	Production sharing	14,985
C-M-477	Campos basin	70%	BP Energy do Brasil – 30%	Petrobras	2020	Concession	N/A
(*)	The bonuses referring to Aram and Búzios were paid in 2019, the year in which the respective rounds were held - First Round of Bidding for Surplus Transfer of Rights and 6th Round of Bidding in the Production Sharing Regime.

Partnerships brings benefits through risk sharing, increased investment capacity, technical and technological interchange, aiming at the growth in oil and gas production. The following table presents the production referring to Petrobras's participation in the main fields in which the Company is the operator in the partnership:

Field	Location	% Petrobras	% Partners	Petrobras production portion in 2020 (kboed)	Regime
Tupi (BMS-11)	Santos basin pre-salt	65%	Shell – 25% Petrogal – 10%	756.0	Concession
BÚZIOS – ECO	Santos basin	90%	CNODC – 5% CNOOC – 5%	150.8	Production sharing
Roncador	Campos basin	75%	Equinor – 25%	116.1	Concession
Sapinhoá (BMS-9)	Santos basin pre-salt	45%	Shell – 30% Repsol Sinopec – 25%	114.8	Concession
Tartaruga Verde	Campos basin	50%	Petronas – 50%	43.0	Concession
Sururu	Santos basin pre-salt	42.5%	Shell – 25% Total – 22.5% Petrogal – 10%	26.2	Concession
Albacora Leste	Campos basin	90%	Repsol Sinopec - 10%	24.9	Concession
Berbigão	Santos basin pre-salt	42.5%	Shell – 25% Total – 22.5% Petrogal – 10%	18.7	Concession
Mero	Santos basin pre-salt	40%	Total – 20% Shell – 20% CNODC – 10% CNOOC – 10%	10.4	Production sharing
Oeste de Atapu	Santos basin pre-salt	42.5%	Shell – 25% Total – 22.5% Petrogal – 10%	10.4	Concession
Total				1271.3

28.1.	Accounting policy for joint operations

The E&P partnerships are classified as joint operations, where the Company recognizes according to its interests: i) its assets, including its stake in any assets held jointly ii) its liabilities, including its stake in any liabilities assumed jointly; iii) its sales revenues corresponding to the proportion of its participation in the production resulting from the joint operation; and iv) its expenses, including the portion of any expenses incurred together.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Assets, liabilities, revenues and expenses relating to the participation in a joint operation are accounted for in accordance with the specific accounting policies applicable to assets, liabilities, revenues and expenses.

28.2.	Unitization Agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies in E&P consortia, as well as contracts resulting from divestment operations and strategic partnerships related to these consortia. These agreements result in reimbursements payable to (or receivable from) partners regarding expenses and production volumes mainly related to Berbigão, Sururu, Albacora Leste, Tartaruga Verde and Mero.

Berbigão, Sururu, Albacora Leste and others

The table below presents changes in the reimbursements payable relating to these fields:

	12.31.2021	12.31.2020
Opening balance	370	113
Additions/(Write-offs) on PP&E	(64)	278
Payments made	−	(17)
Other income and expenses	84	11
Cumulative translation adjustments	(26)	(15)
Closing balance	364	370

As of December 31, 2021, Petrobras has reimbursements payable amounting to US$ 364 (US$ 370 on December 31, 2020). In 2021, these agreements resulted in additions and write-offs in PP&E, in addition to other income and expenses, reflecting the best available estimate of the assumptions used in the calculation base and the sharing of assets in areas to be equalized.

Agreements concluded

a) Mero, Alagamar, Upanema, Brava and pre-salt of Albacora

In December 2021, several Agreements for the Equalization of Expenses and Volumes (AEGV) were signed with the partners Shell, Total, Sonangol, CNODC and CNOOC and PPSA, referring to the Mero, Alagamar, Upanema, Brava and Pre-Salt of Albacora, which resulted in the total amount receivable of US$ 86, of which US$ 8 was recognized within other income and expenses in 2021.

In the AEGV relating to Mero, Brava and Albacora pre-salt layer, the PPSA, representing the Brazilian Federal Government, will pay US$ 79 to Petrobras through a share of production over the next years. Regarding the pre-salt of Albacora, the settlement will begin after the approval of the unitization agreement by the ANP.

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

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

29.	Investments
29.1.	Information on direct subsidiaries, joint arrangements and associates

	Main business segment	% Petrobras' ownership	% Petrobras' voting rights	Share-holders’ equity (deficit)	Net income (loss) for the year	Country
Subsidiaries
Petrobras International Braspetro - PIB BV	Several	100.00	100.00	48,950	1,896	Netherlands
Petrobras Transporte S.A. - Transpetro	RT&M	100.00	100.00	1,104	226	Brazil
Petrobras Logística de Exploração e Produção S.A. - PB-LOG	E&P	100.00	100.00	67	260	Brazil
Petrobras Gás S.A. - Gaspetro	Gas & Power	51.00	51.00	405	46	Brazil
Petrobras Biocombustível S.A.	Corporate, others	100.00	100.00	215	(45)	Brazil
Araucária Nitrogenados S.A.	Gas & Power	100.00	100.00	26	4	Brazil
Termomacaé S.A.	Gas & Power	100.00	100.00	88	10	Brazil
Braspetro Oil Services Company - Brasoil	Corporate, others	100.00	100.00	111	1	Cayman Islands
Termobahia S.A.	Gas & Power	98.85	98.85	106	6	Brazil
Baixada Santista Energia S.A.	Gas & Power	100.00	100.00	50	(4)	Brazil
Petrobras Comercializadora de Energia S.A.. - PBEN	Gas & Power	100.00	100.00	12	6	Brazil
Fundo de Investimento Imobiliário RB Logística - FII	E&P	99.20	99.15	9	7	Brazil
Procurement Negócios Eletrônicos S.A.	Corporate, others	72.00	49.00	6	3	Brazil
Petrobras Comercializadora de Gás e Energia e Participações S.A.	Corporate, others	100.00	100.00	−	−	Brazil
Transportadora Brasileira Gasoduto Bolívia - Brasil S.A.	Gas & Power	51.00	51.00	60	150	Brazil
Refinaria de Canoas S.A. (i)	RT&M	100.00	100.00	−	−	Brazil
Paraná Xisto S.A. (i)	RT&M	100.00	100.00	−	−	Brazil
Refinaria de Mucuripe S.A (i)	RT&M	100.00	100.00	−	−	Brazil
Refinaria de Manaus S.A. (i)	RT&M	100.00	100.00	−	−	Brazil
Associação Petrobras de Saúde	Corporate, others	93.47	93.47	89	−	Brazil
Joint operations
Fábrica Carioca de Catalizadores S.A. - FCC	RT&M	50.00	50.00	52	22	Brazil
Ibiritermo S.A.	Gas & Power	50.00	50.00	13	4	Brazil
Joint ventures
Logum Logística S.A.	RlT&M	30.00	30.00	159	(21)	Brazil
Petrocoque S.A. Indústria e Comércio	RT&M	50.00	50.00	21	46	Brazil
Refinaria de Petróleo Riograndense S.A.	RT&M	33.20	33.33	7	−	Brazil
Brasympe Energia S.A.	Gas & Power	20.00	20.00	13	3	Brazil
Brentech Energia S.A.	Gas & Power	30.00	30.00	(4)	(22)	Brazil
Metanor S.A. - Metanol do Nordeste	RT&M	34.54	50.00	15	6	Brazil
Companhia de Coque Calcinado de Petróleo S.A. - Coquepar	RT&M	45.00	45.00	−	−	Brazil
Participações em Complexos Bioenergéticos S.A. - PCBIOS	Corporate, others	50.00	50.00	−	−	Brazil
Associates
Braskem S.A. (ii)	RT&M	36.15	47.03	2,287	2,501	Brazil
UEG Araucária Ltda.	Gas & Power	18.80	18.80	107	86	Brazil
Deten Química S.A.	RT&M	27.88	28.56	143	91	Brazil
Energética SUAPE II S.A.	Gas & Power	20.00	20.00	82	55	Brazil
Nitrocolor Produtos Químicos LTDA.	RT&M	38.80	38.80	−	−	Brazil
Bioenergética Britarumã S.A.	Gas & Power	30.00	30.00	−	−	Brazil
Transportadora Sulbrasileira de Gás - TSB	Gas & Power	25.00	25.00	2	1	Brazil

(i) Companies legally established, with capital contribution of US$ 58 thousand for each company.
(ii) Equity and net income at September 30, 2021, most current public information.

In 2021, the Company sold some equity interests, including the following significant divestments:

·	Nova Transportadora do Sudeste S.A. (NTS) – selling of the remaining interest of 10%;
·	Petrobras Distribuidora S.A. (BR), now Vibra Energia S.A. - selling of the remaining interest of 37.5%;
·	Refinaria de Mataripe S.A., company that owns the Landulpho Alves Refinery (RLAM) and its associated logistics assets in the state of Bahia - sale of 100% of the shares.

For more information on the operations mentioned above and other corporate transactions, see note 31;

The main investees of PIB BV are:

·	Petrobras Global Trading B.V. – PGT (100%, based in the Netherlands), dedicated to the trade of oil, oil products, biofuels and LNG (liquefied natural gas), as well as to the funding of its activities in light of Petrobras;
·	Petrobras Global Finance B.V. – PGF (100%, based in the Netherlands); the finance subsidiary of Petrobras, raising funds through bonds issued in the international capital market;
·	Petrobras America Inc. – PAI (100%, based in the United States), dedicated to trading and E&P activities (MP Gulf of Mexico, LLC); and

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
·	PNBV (100%, based in the Netherlands), operates through joint operations in Tupi BV (67.59%), Guará BV (45%), Agri Development BV (90%), Libra (40%), Papa Terra BV (62.5%), Roncador BV (75%), Iara BV (90.11%), Petrobras Frade Inversiones SA (100%) and BJOOS BV (20%), dedicated to the construction and lease of equipment and platforms for Brazilian E&P consortia.

29.2.	Investments in associates and joint ventures

	Balance at 12.31.2020	Investments	Transfer to assets held for sale	Restructuring, capital decrease and others	Results in equity-accounted investments	CTA	OCI	Dividends	Balance at 12.31.2021
Joint Ventures	813	9	(325)	−	202	1	(1)	(190)	509
MP Gulf of Mexico, LLC/PIB BV	366	−	−	−	122	1	—	(102)	387
State natural gas distributors (Gaspetro)	298	−	(308)	−	38	(2)	−	(26)	−
Compañia Mega S.A. - MEGA	82	−	−	−	31	2	−	(17)	98
Petrochemical joint ventures	−	−	−	−	(23)	23	−	−	−
Other joint ventures	67	9	(17)	−	34	(23)	(1)	(45)	24
Associates	2,455	15	(2,139)	(172)	1,405	(32)	23	(557)	998
Nova Transportadora do Sudeste	176	−	−	(176)	18	(3)	−	(15)	−
BR (current Vibra Energia)	1,862	−	(2,129)	−	450	(62)	−	(121)	−
Others Associates (*)	417	15	(10)	4	937	33	23	(421)	998
Other investments	5	−	−	−	−	(2)	−	−	3
Total	3,273	24	(2,464)	(172)	1,607	(33)	22	(747)	1,510

(*) It includes Braskem.

29.3.	Investments in non- consolidated listed companies

	Thousand-share lot			Quoted stock exchange prices (US$ per share)		Fair value
	12.31.2021	12.31.2020	Type	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Associate
Braskem S.A.	212,427	212,427	Common	10.17	4.85	2,160	1,031
Braskem S.A.	75,762	75,762	Preferred A	10.33	4.54	782	344
						2,942	1,375

The fair value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Information on the main estimates used in the cash flow projections to determine the value in use of Braskem is set out in Note 25.

29.4.	Non-controlling interest

The total amount of non-controlling interest at December 31, 2021 is US$ 405 (US$ 528 in 2020) primarily comprising US$ 199 of Gaspetro (US$ 213 in 2020), US$ 165 of FIDC (US$ 192 in 2020), and US$ 29 of Transportadora Brasileira Gasoduto Brasil-Bolívia – TBG (US$ 39 in 2020) and Consolidated Structured Entities (US$ 65 in 2020).

Condensed financial information is set out as follows:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Gaspetro		Consolidated Structured entities (*)		FIDC		TBG

	2021	2020	2021	2020	2021	2020	2021	2020
Current assets	462	81	−	897	11,969	3,951	134	228
Long-term receivables	−	50	−	460	−	−	−	−
Investments	−	298	−	−	−	−	−	−
Property, plant and equipment	−	−	−	−	−	−	279	313
Other non-current assets	−	53	−	1	−	−	2	3
	462	482	−	1,358	11,969	3,951	415	544
Current liabilities	58	25	−	1,043	4	1	109	206
Non-current liabilities	−	23	−	132	−	−	246	257
Shareholders' equity	404	434	−	183	11,965	3,950	60	81
	462	482	−	1,358	11,969	3,951	415	544
Sales revenues	132	83	−	−	−	−	327	310
Net income	47	64	(133)	(195)	454	416	150	111
Increase (decrease) in cash and cash equivalents	7	(4)	(333)	227	(315)	2	42	25

Gaspetro, a Petrobras’ subsidiary, holds interests in several state distributors of natural gas in Brazil. The Company holds 51% of interests in this indirect subsidiary. On July 28, 2021, the Company signed a contract for the sale of its entire interest in Gaspetro. For more information see note 31.

The structured entities are Charter Development LLC (CDC), dedicated to construct, acquire and charter FPSOs, and Companhia de Desenvolvimento e Modernização de Plantas Industriais (CDMPI), which is dedicated to coking and hydrotreating of coke naphtha from Henrique Lage refinery (REVAP). On January 5, 2021, Petrobras acquired 100% of shares of the structured entity Companhia de Desenvolvimento e Modernização de Plantas Industriais (CDMPI) for US$ 9 thousand. On December 28, 2021, PIB BV acquired 100% of shares of Charter Development LLC - CDC for one Dollar.

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

The Company invests in joint ventures and associates in Brazil and abroad, whose activities are related to petrochemical, refining, production, trade and logistics of oil products, gas distribution, biofuels, thermoelectric power plants, and other activities. Condensed financial information is set out below:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2021				2020

	Joint ventures			Associates	Joint ventures			Associates

	In Brazil	MP Gulf of Mexico, LLC	Other companies abroad	In Brazil (*)	In Brazil	MP Gulf of Mexico, LLC	Other companies abroad	In Brazil

Current assets	832	425	253	7,308	795	277	137	9,968
Non-current assets	371	203	11	2,334	385	259	4	3,941
Property, plant and equipment	461	2,683	195	6,845	492	2,380	62	9,914
Other non-current assets	460	1	1	539	482	2	−	761
	2,124	3,312	460	17,026	2,154	2,918	203	24,584
Current liabilities	728	324	126	4,632	573	228	58	7,279
Non-current liabilities	517	623	36	10,967	661	789	17	15,246
Shareholders' equity	874	1,979	196	1,688	887	1,535	81	2,358
Non-controlling interest	5	386	102	(261)	33	366	47	(299)
	2,124	3,312	460	17,026	2,154	2,918	203	24,584

Sales revenues	2,947	1,138	−	20,625	2,056	748	−	28,425
Net Income (loss) for the year	156	635	91	2,821	93	(607)	9	(241)
Ownership interest - %	20 to 83%	20%	34 to 45%	18.8 to 38%	23.5 to 83%	20%	34 to 45%	4.59 to 40%
(*) In 2021, balance mainly composed by Braskem.

29.6.	Accounting policy for investments in subsidiaries, joint operations, joint ventures and associates

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

Business combination and Goodwill

A business combination is a transaction in which the acquirer obtains control of another business, regardless of it legal form. Acquisitions of businesses are accounted for using the acquisition method when control is obtained. Combinations of entities under common control are accounted for at cost. The acquisition method requires that the identifiable assets acquired and the liabilities assumed be measured at the acquisition-date fair value, with limited exceptions.

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

30.	Assets by operating segment

The segmented information reflects the decision-making process for resource allocation and performance evaluation carried out by the Company’s Board of Executive Officers (as Chief Operating Decision Makers).

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Elimina-tions	Total

Consolidated assets by operating segment - 12.31.2021

Current assets	6,034	12,691	3,838	13,259	(5,673)	30,149
Non-current assets	107,112	21,697	6,751	8,639	—	144,199
Long-term receivables	5,042	2,212	322	6,758	—	14,334
Investments	393	970	119	28	—	1,510
Property, plant and equipment	99,033	18,419	6,241	1,637	—	125,330
Operating assets	87,210	16,086	3,739	1,373	—	108,408
Under construction	11,823	2,333	2,502	264	—	16,922
Intangible assets	2,644	96	69	216	—	3,025
Total Assets	113,146	34,388	10,589	21,898	(5,673)	174,348

Consolidated assets by operating segment - 12.31.2020

Current assets	5,333	8,170	1,975	15,337	(3,427)	27,388
Non-current assets	114,947	23,879	8,321	15,473	2	162,622
Long-term receivables	4,745	2,539	976	11,938	2	20,200
Investments	390	400	607	1,876	—	3,273
Property, plant and equipment	95,222	20,842	6,614	1,523	—	124,201
Operating assets	84,916	18,304	4,300	1,238	—	108,758
Under construction	10,305	2,537	2,315	286	—	15,443
Intangible assets	14,590	98	124	136	—	14,948
Total Assets	120,280	32,049	10,296	30,810	(3,425)	190,010

Accounting practices for segment information are described in note 12 – Net Income by Operating Segment.

31.	Disposal of assets and other changes in organizational structure

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

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

					12.31.2021	12.31.2020
	E&P	RT&M	Gas & Power	Corporate and other business	Total	Total
Assets classified as held for sale
Cash and cash equivalents	-	−	13	−	13	14
Trade receivables	-	−	31	−	31	24
Inventories	-	68	5	−	73	4
Investments	-	−	210	−	210	68
Property, plant and equipment	1,841	134	−	−	1,975	640
Others	-	1	187	−	188	35
Total	1,841	203	446	−	2,490	785
Liabilities on assets classified as held for sale
Trade payables	-	-	2	-	2	22
Finance debt	-	-	-	1	1	13
Provision for decommissioning costs	833	-	-	-	833	640
Others	-	-	31	-	31	10
Total	833	−	33	1	867	685

31.1.	Transactions pending closing at December 31, 2021

The assets and liabilities corresponding to the transactions pending closing are classified as held for sale at December 31, 2021, as follows:

Transaction	Acquirer	Date of approval / signing	Transaction amount (*)	Further informa-tion
Sale of the Company’s entire interest in Fazenda Belem and Icapuí onshore fields (Fazenda Belem group of fields), located in Potiguar basin, in the state of Ceará	SPE Fazenda Belém S.A., a wholly owned subsidiary of 3R Petroleum e Participações S.A	August 2020	35	a
Sale of the Company’s entire interest in Recôncavo group of 14 onshore fields, in the state of Bahia	Ouro Preto Energia Onshore S.A, a wholly owned subsidiary of 3R Petroleum Óleo e Gás S.A.	December 2020	250	b
Sale of E&P assets in the state of Espírito Santo (Polo Peroá)	DBO Energy and OP Energy (renamed 3R Offshore)	January 2021	13	c
Sale of the Company's entire interest in a set of seven onshore and shallow water fields called Alagoas group, and of Alagoas Natural Gas Processing Unit, in the state of Alagoas	Petromais Global Exploração e Produção S.A. (renamed Origem Energia S.A.)	June 2021	300	d
Sale of the Company’s 62,5% interest in Papa-Terra field, in the Campos basin	3R Petroleum Offshore S.A.	July 2021	16	e
Sale of the Company’s entire interest (51%) in Petrobras Gas S.A (Gaspetro)	Compass Gas e Energia S.A.	July 2021	373 (R$ 2,030 million)	f
Sale of shares of the company that will hold the Isaac Sabbá Refinery (REMAN) and its associated logistics assets, in the state of Amazonas	Ream Participações S.A. (a company controlled by the partners of Atem Distribuidora de Petróleo S.A.)	August 2021	190	g
Exercise of the call option for additional 5% interest in the surplus volume of the Transfer of Rights Agreement of Búzios field	CNOOC Petroleum Brasil Ltda (CNOOC)	September 2021	2,080	h
Sale of shares of the company that will hold the Shale Industrialization Unit (SIX), in the state of Paraná.	Forbes & Manhattan Resources Inc., a wholly owned subsidiary of Forbes & Manhattan Inc.	November 2021	33	I
Sale of the Company's entire interest in 11 onshore production fields (Carmópolis group of fields), including integrated facilities, in the state of Sergipe	Carmo Energy S.A.	December 2021	1,100	j

a)	Sale of Fazenda Belem group of onshore fields

The agreement provides for the receipt of US$ 9 at the transaction signing, US$ 16 at the transaction closing, and US$ 10 to be received one year after the closing. This transaction is subject to price adjustments and conditions precedent, such as approval by the ANP.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
b)	Sale of Recôncavo group of onshore fields

The agreement provides for the receipt of US$ 10 at the transaction signing, and US$ 240 at the transaction closing, subject to price adjustments and conditions precedent, such as approval by the ANP.

c)	Sale of E&P assets of Peroá group of fields

Amounts due to Petrobras are composed of: (i) US$ 5 was received at the contract signing; (ii) US$ 8 to be received at the transaction closing; (iii) up to US$ 42 as contingent receivables provided for in the contract, related to factors such as Malombe's declaration of commerciality, future oil prices and extension of the concession terms. This transaction is subject to price adjustments and to the fulfillment of conditions precedent, such as approval by the Brazilian Agency of Petroleum, Natural Gas and Biofuels (ANP).

d)	Sale of Alagoas group of onshore and shallow water fields, and of a natural gas processing unit in the state of Alagoas

The agreement provides for the receipt of US$ 60 at the transaction signing and US$ 240 at the transaction closing, subject to price adjustments and conditions precedent, such as approval by the ANP.

e)	Sale of Papa-Terra field

The agreement provides for the receipt of US$ 6 at the transaction signing and US$ 10 at the transaction closing, subject to price adjustments and conditions precedent, such as approval by the ANP. In addition, there is a total of US$ 90 in contingent receivables provided for in the contract (contingent assets), related to production volume of the asset and future oil prices.

f)	Sale of Gaspetro

The payment to Petrobras of US$ 373 (R$ 2,030 million) will be made at the transaction closing, subject to price adjustments and the fulfillment of certain conditions precedent, such as approval by the Administrative Council for Economic Defense (CADE). In addition, until closing, Petrobras will comply with the provisions contained in the shareholders' agreements of Gaspetro and natural gas distributors, including preemptive rights.

g)	Sale of REMAN refinery assets

The agreement provides for the receipt of US$ 29 at the transaction signing and US$ 161 at the transaction closing, subject to price adjustments and conditions precedent, such as approval by the CADE.

h)	Exercise of the call option in Búzios field

For more information, see note 24.1.

i)	Sale of interest in SIX shale processing plant

The agreement provides for (i) US$ 3 received at the transaction signing, and (ii) US$ 30 to be received at the transaction closing, subject to price adjustments and contingent payments (earn out). The transaction is subject to the fulfillment of conditions precedent, such as approval by CADE and ANP.

j)	Sale of Carmópolis group of onshore fields

The agreement provides for (i) US$ 275 received in January 2022, (ii) US$ 550 to be received at the transaction closing, and (iii) US$ 275 to be received one year after the closing.

The transaction is subject to price adjustments and to the fulfillment of conditions precedent, such as approval by CADE and ANP.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

31.2.	Closed transactions in 2021
Transaction	Acquirer	Signature date (S) Closing date (C)	Sale amount (*)	Gain/ (loss) (**)	Further informa-tion
Sale of 30% of the Frade field concession. The transaction also includes the sale of the entire stake held by the subsidiary Petrobras Frade Inversiones S.A. (PFISA), in the company Frade BV	PetroRio	November 2019 (S) February 2021 (C)	44	88	a
Sale of the Company’s entire interest in Petrobras Uruguay Distribución S.A. (PUDSA)	DISA Corporación Petrolífera S.A.	August 2019 (S) February 2021 (C)	68	(3)	b
Petrobras Biocombustível S.A. (PBio) sale of all of its shares issued by BSBios Indústria e Comércio de Biodiesel Sul Brasil S.A. (BSBios) (50% of the share capital)	RP Participações em Biocombustíveis S.A	December 2020 (S) February 2021 (C)	47 (R$ 253 million)	(1)	c
Sale of the Company’s entire interest (49%) in companies Eólica Mangue Seco 1, 3 and 4, wind power generation plants, in the state of Rio Grande do Norte	V2I Transmissão de Energia Elétrica S.A.	December 2020 (S) April 2021 (C)	26 (R$ 145 million)	19	d
Sale of the Company’s remaining 10% interest in NTS	Nova Infraestrutura Gasodutos Participações S.A.	April 2021 (S and C)	277 (R$ 1,539 million)	109	e
Sale of the Company’s entire interest (51%) in company Eólica Mangue Seco 2, a wind power generation plant, in the state of Rio Grande do Norte	Fundo de Investimento em Participações Multiestratégia Pirineus (FIP Pirineus)	February 2021 (S) May 2021 (C)	6 (R$ 34 million)	4	f
Sale of the Company’s entire interest in eight onshore fields, called Rio Ventura group, located in the state of Bahia	3R Rio Ventura S.A., subsidiary of 3R Petroleum e Participações S.A	August 2020 (S) July 2021 (C)	97	109	g
Sale of the Company’s remaining 37.5% interest in BR Distribuidora (renamed Vibra Energia)	Several (public offering)	June 2021 (S) July 2021 (C)	2,203 (R$ 11,358 million)	−	h
Transfer of the Company’s remaining 10% interest in Lapa field and in Lapa Oil & Gas BV	TotalEnergies	December 2018 (S) August 2021 (C)	49	13	i
Sale of the Company’s 40% interest in the company GNL Gemini Comercialização e Logística de Gás Ltda. (GásLocal)	White Martins Gases Industriais Ltda.	September 2020 (S) September 2021 (C)	12 (R$ 61 million)	(1)	j
Sale of 100% of the shares of Refinaria Mataripe S.A., controller of Landulpho Alves Refinery - RLAM and its associated logistics assets, in the state of Bahia	MC Brazil Downstream Participações, a company of the Mubadala Capital group	March 2021 (S) November 2021 (C)	1,811	574	k
Sale of the Company's entire interest in Termelétrica Potiguar S.A. - TEP (20% ) and in Companhia Energética Manauara S.A. - CEM (40%)	Global Participações Energia S.A., through subsidiaries	July 2021 (S) November 2021 (C)	28 (R$ 156 million)	4	l
Sale of the Company's entire 93.7% interest in Breitener Energética S.A., in the state of Amazonas	Breitener Holding Participações S.A., a wholly-owned subsidiary of Ceiba Energy LP.	August 2021 (S) November 2021 (C)	35 (R$ 192 million)	(10)	m
Sale of the Company's entire interest in 9 onshore production fields (Miranga group of fields), in the state of Bahia	SPE Miranga S.A., subsidiary of PetroRecôncavo S.A.	February 2021 (S) December 2021 (C)	154	130	n
Sale of the Company's entire interest in 12 onshore production fields (Remanso group of fields), in the state of Bahia	PetroRecêncavo S.A.	December 2020 (S) December 2021 (C)	16	25	o
Sale of the Company's entire interest in 27 onshore production fields (Cricaré group of fields), in the state of Espírito Santo	Karavan Seacrest SPE Cricare	August 2020 (S) December 2021(C)	38	36	p
Sale of three thermoelectric plants powered by fuel oil, located in Camaçari, in the state of Bahia	São Francisco Energia S.A., a subsidiary of Global Participações em Energia S.A.	May 2021 (S) December 2021(C)	11 (R$ 61 million)	(25)	q
Total			4,914	1,071
(*) The amount of "Proceeds from disposal of assets" in the Statement of Cash Flows is composed of amounts received this period, including installments of operations from previous years, and advances referring to operations not completed.
(**) Recognized in “Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control” within other income and expenses (note 6).

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
a)	Sale of the Frade field

The transaction was closed with the payment of US$ 36 to Petrobras, after price adjustments (including cash inflows from the sale of crude oil from the concession), in addition to US$ 8 paid to Petrobras upon the contract signing. In addition, there is a contingent amount of US$ 20 linked to a potential new commercial discovery in the field.

The original sale amounting to US$ 100 was adjusted considering the cash flows arising from the Company’s interest in the field from July 1, 2019 (inception date of the negotiation) to February 5, 2021 (closing date). In addition, there is a contingent payment amounting to US$ 20 subject to a new discovery in the field.

b)	Sale of Petrobras Uruguay Distribución S.A. (PUDSA)

The transaction was closed with the payment of US$ 62 to Petrobras, in addition to US$ 6 paid upon the contract signing, totaling US$ 68. As a result of this operation, a US$ 34 loss was reclassified to the statement of income, within other income and expenses, relating to cumulative translation adjustments arising from exchange rate variations recognized in PUDSA's shareholders' equity since de acquisition of this investment.

c)	Sale of BSBios

The transaction was closed with the payment of US$ 47 to Petrobras, including price adjustments. Moreover, US$ 12 is held in an escrow account for indemnification of eventual contingencies, to be released according to terms and conditions set forth in the contract.

d)	Sale of Mangue Seco 1, 3 and 4

The sale of Mangue Seco 1 was closed with the payment of US$ 8 to Petrobras, including price adjustments. The sale of Mangue Seco 3 and 4 was closed with the payment of US$ 14 to Petrobras, including price adjustments, in addition to US$ 4 received at the signing, totaling US$ 18.

e)	Sale of remaining 10% interest in NTS

The transaction was closed with the payment of US$ 277 to Petrobras, on the date of signing and closing of the transaction, including price adjustments.

f)	Sale of Eólica Mangue Seco 2

The transaction results from the exercise of the preemptive right by FIP Pirineus, in accordance with the shareholders' agreement of Eólica Mangue Seco 2, and was closed with the payment of US$ 6 to Petrobras, including price adjustments.

g)	Sale of Rio Ventura group of onshore fields

The operation was concluded in July 2021 with the payment of US$ 34 to Petrobras, including price adjustments, in addition to US$ 4 paid to Petrobras at the contract signing.

The agreement provides for further US$16 to be paid in January 2024 and up to US$ 44 in contingent payments related to future oil prices, already received in September 2021 (US$ 22) and in December 2021 (US$ 22).

h)	Sale of remaining 37.5% interest in BR Distribuidora (renamed Vibra Energia)

On June 17, 2021, Petrobras filed a request for registration of a secondary public offering (follow on) of common shares issued by (renamed Vibra Energia), with the release of a preliminary offering prospectus. The Company offered 37.5% of the share capital of BR Distribuidora, corresponding to the remaining interest held by Petrobras.

On June 30, 2021, Petrobras approved the price per common share of BR Distribuidora in the amount of US$ 5.20 (R$ 26.00), totaling US$ 2,203 (R$11,358 million). Thus, a US$ 404 impairment reversal was recognized, as detailed in note 19.

On July 5, 2021, the follow-on was closed with the Company receiving US$ 2,184, net of transactions costs.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
i)	Transfer of interest in Lapa field and in Lapa BV

In 2018, Petrobras exercised its put option, as provided in the contract, transferring its remaining 10% interest in Lapa field to Total Energies, including the remaining 10% interest held by Petrobras Netherlands BV (PNBV) in Lapa BV. In September 2021, the operation was concluded with the payment of US$ 49 to Petrobras.

In addition, there was a price adjustment relating to the transfer of rights of Lapa and Iara fields by Petrobras, as well as of the interests held by PNBV in Lapa BV and Iara BV, with the recognition of a US$ 22 gain within other income and expenses.

j)	Sale of interest in GásLocal

The agreement resolved controversies arising from the activities of the Gemini consortium and GasLocal, in particular pending arbitration and judicial proceedings. It also provides for the commercial conditions for the supply of gas by Petrobras, as an integrant of Gemini consortium, until the end of 2023, as required by CADE.

The transaction was closed with the payment of US$ 11 (R$56 million) to Petrobras upon the signing of the agreement, and US$ 1 (R$ 4.6 million), to be paid up to 13 months from the closing of the agreement.

k)	Sale of RLAM refinery assets

The transaction was closed in November 2021 after the payment of US$ 1,811 to Petrobras, including price adjustments provided for in the contract, arising from changes in working capital, net debt and investments until the transaction closing.

l)	Sale of interest in electricity companies

The total payment to Petrobras will be made at the transaction closing, US$ 14 from each of the two acquirers, totaling US$ 28.

m)	Sale of the Company’s interest in Breitener Energética

The transaction was closed in November 2021 after the payment of US$ 45 to Petrobras, including price adjustments provided for in the contract. In addition, there is a contingent amount of US$ 9 depending on future sales revenues of the plant.

n)	Sale of Miranga group of onshore fields

The transaction was closed in December 2021 after the payment of US$ 48 to Petrobras, in addition to US$ 11 received upon the contract signing.

The agreement also provides for the receipt of US$ 80, deferred in three installments over three years from the transaction closing, and up to US$ 85 in contingent receivables related to future average Brent prices. Of this amount, in December 2021 the Company met the agreed conditions for the receipt of US$ 15, recognized within other income and expenses.

o)	Sale of Remanso group of onshore fields

The transaction was closed in December 2021 after the payment of US$ 7 to Petrobras, in addition to US$ 4 received upon the contract signing.

The agreement also provides for the receipt of US$ 5 in December 2022, subject to price adjustments.

p)	Sale of Cricaré group of onshore fields

The transaction was closed in December 2021 after the payment of US$ 27 to Petrobras, in addition to US$ 11 received upon the contract signing.

The agreement provides for up to US$ 116 in contingent payments related to future oil prices.

q)	Sale of three thermoelectric plants in Camaçari

The transaction was closed in December 2021 after the payment of US$ 11 to Petrobras.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
31.3.	Other operation

On January 5, 2021, Petrobras acquired 100% of shares of the structured entity Companhia de Desenvolvimento e Modernização de Plantas Industriais (CDMPI) for US$ 9 thousand. On December 28, 2021, Petrobras acquired 100% of shares of the structured entity Charter Development LLC (CDC)) for US$ 1 dollar.

The difference between the amount paid and the shareholders' equity of this structured entities was recorded as a capital transaction, increasing the shareholders' equity attributable to shareholders of Petrobras, while increasing non-controlling interests, in the amount of US$ 79,since Petrobras already controlled its operations and consolidated this structured entities prior to these transactions.

31.4.	Contingent assets from disposed investments – transactions closed in previous years
31.4.1.	Pampo and Enchova

In July 2020, Petrobras closed the sale of its entire interest in Pampo and Enchova groups of fields to Trident Energy do Brasil Ltda (see note 33.2 of the annual consolidated financial statements for 2020), with additional conditions providing for the payment to Petrobras of amounts of up to US$ 650 classified as contingent assets, to be recognized when the agreed conditions, relating to Brent prices, are met. Of this amount, the Company has already recognized US$ 36, within other income and expenses. The contract provides for revaluations until 2030.

31.4.2.	Contingent installment of the exploratory block BM-S-8 sale

On July 28, 2016, the Company disposed its 66% interest in the exploratory block BM –S-8 to Equinor Brasil Energia Ltda, which includes the Bacalhau field (former Carcará) located in the pre-salt layer of Santos basin, for the amount of US$ 2,500, to be paid in three installments, of which the last two were contingent payments to Petrobras.

The first installment (US$ 1,250) was received on November 22, 2016, and the second installment (US$ 300) on March 21, 2018.

On December 9, 2021, the ANP approved the Production Individualization Agreement (AIP) for the Bacalhau and Norte de Bacalhau fields, the condition for the receipt by Petrobras of the final installment, in the amount of US$ 950. This gain was recognized in the statement of income in December 2021, within other income and expenses, and received in February 2022.

31.5.	Cash flows from sales of interest with loss of control

In 2021, 2020 and 2019, the Company disposed of its interest in certain subsidiaries over which control was lost. The following table summarizes cash flows arising from losing control in subsidiaries:

	Cash received	Cash in subsidiary before losing control	Net Proceeds
Jan-Dec/2021
Mataripe refinery - RLAM	1,868	(119)	1,749
PUDSA	62	(15)	47
Total	1,930	(134)	1,796
Jan-Dec/2020
Petrobras Oil & Gas B.V.(PO&GBV)	276	−	276
Liquigas	784	(10)	774
Total	1,060	(10)	1,050
Jan-Dec/2019
Petrobras Paraguay	381	(45)	336
Total	381	(45)	336

31.6.	Accounting Policy for assets and liabilities held for sale

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

32.	Finance debt

32.1.	Balance by type of finance debt
In Brazil	12.31.2021	12.31.2020
Banking Market	1,237	5,016
Capital Market	2,504	2,512
Development banks (*)	769	1,315
Others	7	11
Total	4,517	8,854
Abroad
Banking Market	8,525	13,581
Capital Market	19,527	27,625
Development banks (*)	-	201
Export Credit Agency	2,951	3,424
Others	180	203
Total	31,183	45,034
Total finance debt	35,700	53,888
Current	3,641	4,186
Non-current	32,059	49,702
(*)	It includes BNDES, FINAME, FINEP and New Development Bank (NDB)

Current finance debt is composed of:

	12.31.2021	12.31.2020
Short-term debt	108	1,140
Current portion of long-term debt	3,063	2,383
Accrued interest on short and long-term debt	470	663
Total	3,641	4,186

The capital market balance is mainly composed of US$ 18,823 in global notes, issued by PGF and US$ 2,352 in debentures issued in reais in Brazil. The balance in global notes has maturities between 2024 to 2115 and does not require collateral. Such financing was carried out in dollars, euros and pounds, 87%, 3% and 10%, of the total global notes, respectively.

The debentures, with maturities between 2024 and 2034 and without guarantees, are not convertible into shares.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
32.2.	Changes in finance debt and reconciliation with cash flows from financing activities

	Balance at 12.31.2019	Additions	Principal amorti zation (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modification of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 12.31.2020
In Brazil	10,730	1,488	(1,080)	(352)	399	142	(2,474)	-	-	8,853
Abroad	52,530	15,535	(23,471)	(2,967)	3,187	1,667	(1,201)	(245)	-	45,035
	63,260	17,023	(24,551)	(3,319)	3,586	1,809	(3,675)	(245)	−	53,888
Debt restructuring			(1,176)	−
Deposits linked to financing (***)			−	162
Net cash used in financing activities			(25,727)	(3,157)
(*) It includes pre-payments.
(**) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

	Balance at 12.31.2020	Additions	Principal amorti zation (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modification of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 12.31.2021
In Brazil	8,853	-	(4,274)	(267)	316	233	(344)	-	-	4,517
Abroad	45,035	1,885	(15,971)	(2,034)	2,407	186	(325)	-	-	31,183
	53,888	1,885	(20,245)	(2,301)	2,723	419	(669)	−	−	35,700
Debt restructuring			(1,102)	-
Deposits linked to financing (***)			(66)	72
Net cash used in financing activities			(21,413)	(2,229)
(*)	It includes pre-payments.
(**)	It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.
(***)	Deposits linked to financing with China Development Bank (CDB), with semiannual settlements in June and December.

In 2021, the Company used its cash, in addition to raising funds in the international capital market, to pay off older debts and manage liabilities, aiming at improving the debt repayment profile taking into account its alignment with investments returns over the long run.

The Company repaid several finance debts, in the amount of US$ 23,642 notably: (i) prepayment of banking loans in the domestic and international market totaling US$ 6,344 and (ii) US$ 9,840 to repurchase and withdraw global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to US$ 1,090; and (iii) total prepayment of US$ 593 for loans with development agencies.

The company raised US$ 1,442 through bonds issued in the international capital market (Global Notes) maturing in 2051.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
32.3.	Summarized information on current and non-current finance debt

Maturity in	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	5 years onwards	Total (**)	Fair Value

Financing in U.S. Dollars (US$)(*):	2,540	2,564	3,354	2,746	1,686	15,228	28,118	30,063
Floating rate debt	2,154	2,564	2,676	1,934	1,143	897	11,368
Fixed rate debt	386	-	678	812	543	14,331	16,750
Average interest rate	5.0%	5.2%	5.5%	5.7%	6.2%	6.6%	6.3%
Financing in Brazilian Reais (R$):	1,006	409	620	211	402	1,870	4,518	4,462
Floating rate debt	663	263	263	130	130	496	1,945
Fixed rate debt	343	146	357	81	272	1,374	2,573
Average interest rate	5.9%	5.5%	5.0%	4.5%	4.1%	4.6%	4.9%
Financing in Euro (€):	49	-	14	492	-	664	1,219	1,347
Fixed rate debt	49	-	14	492	-	664	1,219
Average interest rate	4.7%	-	4.7%	4.7%	-	4.7%	4.7%
Financing in Pound Sterling (£):	46	-	-	-	744	1,055	1,845	2,019
Fixed rate debt	46	-	-	-	744	1,055	1,845
Average interest rate	6.2%	-	-	-	6.2%	6.4%	6.3%
Total as of December 31, 2021	3,641	2,973	3,988	3,449	2,832	18,817	35,700	37,891
Average interest rate	5.2%	5.3%	5.5%	5.6%	5.9%	6.5%	6.2%
Total as of December 31, 2020	4,186	3,282	5,892	5,961	6,229	28,338	53,888	61,517
Average interest rate	4.6%	4.8%	4.8%	5.1%	5.2%	6.4%	5.9%
(*)	Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**)	The average maturity of outstanding debt as of December 31, 2021 is 13.39 years (11.71 years as of December 31, 2020).

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 20,769 of December 31, 2021 (US$ 33,236 of December 31, 2020); and

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 17,122 as of December 31, 2021 (US$ 28,281 as of December 31, 2020).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 36.3.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Maturity	2022	2023	2024	2025	2026	2027 and thereafter	12.31.2021	12.31.2020
Principal	3,171	3,066	4,071	3,524	2,909	19,816	36,557	55,130
Interest	1,806	1,631	1,549	1,381	1,295	22,895	30,557	38,953
Total	4,977	4,697	5,620	4,905	4,204	42,711	67,114	94,083
(*)	A maturity schedule of the lease arrangements (nominal amounts) is set out in note 23.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

32.4.	Lines of credit
						12.31.2021
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
PGT BV	Syndicate of banks	12/16/2021	11/16/2026	5,000	−	5,000
PGT BV (*)	Syndicate of banks	3/27/2019	2/27/2024	3,250	−	3,250

Total				8,250	−	8,250

In Brazil
Petrobras	Banco do Brasil	3/23/2018	9/26/2026	358	−	358
Petrobras	Bradesco	6/1/2018	5/31/2023	358	−	358
Petrobras	Banco do Brasil	10/4/2018	9/5/2025	358	−	358
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	59	−	59
Total				1,133	−	1,133
(*)	In April 2021, PGT extended part of the Revolving Credit Facility. As such, US$ 2,050 will be available for withdrawal from February 28, 2024 until February 27, 2026.

32.5.	Covenants and Collateral
32.5.1.	Covenants

The Company has covenants that were not in default at December 31, 2021 in its loan agreements and notes issued in the capital markets requiring, among other obligations i) the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by Independent Registered Public Accounting Firm) and audited financial statements within 120 days of the end of each fiscal year, with a grace period ranging from 30 to 60 days, depending on the agreement; ii) Negative Pledge / Permitted Liens clause; and iii) covenants with respect to debt level in some of its loan agreements with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social - BNDES).

Additionally, there are other non-financial obligations that the Company has to comply with: i) clauses of compliance with the laws, rules and regulations applicable to the conduct of its business including (but not limited to) environmental laws; (ii) clauses in financing agreements that require both the borrower and the guarantor to conduct their business in compliance with anti-corruption laws and anti-money laundering laws and to institute and maintain policies necessary for such compliance; and (iii) clauses in financing agreements that restrict relations with entities or even countries sanctioned primarily by the United States (including, but not limited to, the Office of Foreign Assets Control - OFAC, Department of State and Department of Commerce), the European Union and United Nations.

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

The global notes issued by the Company in the capital market through its wholly-owned subsidiary Petrobras Global Finance B.V. – PGF are unsecured. However, Petrobras fully, unconditionally and irrevocably guarantees these notes, as set out in note 37.5.

32.6.	Accounting policy for loans and finance debt

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

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Regarding the interest rate benchmark reform (Interbank offered rate - IBOR Reform), the company continues to monitor the standards of the regulatory authorities, as well as the measures that have been adopted, aiming at adapting the various financial instruments to the new benchmarks. Petrobras and its subsidiaries have debts indexed to Libor, corresponding to 32% of total finance debt (see note 32.3).

33.	Lease liabilities

The Company is the lessee in agreements primarily including oil and gas producing units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, lands and buildings.

Changes in the balance of lease liabilities are presented below:

	Balance at 12.31.2020	Remeasurement / new contracts	Payment of principal and interest (*)	Interest expenses	Foreign exchange gains and losses	Cumulative translation adjustment	Transfers	Balance at 12.31.2021
In Brazil	4,340	1,655	(1,560)	243	151	(272)	47	4,604
Abroad	17,310	4,474	(4,267)	990	1,288	(1,310)	(46)	18,439
Total	21,650	6,129	(5,827)	1,233	1,439	(1,582)	1	23,043

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

Nominal Future Payments	up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	5 years onwards	Total	Recoverable taxes
Without readjustment
Vessels	2,620	1,644	885	380	243	1,150	6,922	218
Others	110	62	23	13	−	−	208	16
With readjustment - abroad (*)
Vessels	471	288	276	215	176	186	1,612	−
Platforms	1,700	1,434	1,460	1,414	1,339	11,986	19,333	−
With readjustment - Brazil
Vessels	361	272	184	101	43	18	979	87
Properties	94	89	90	90	90	869	1,322	9
Others	211	155	109	96	81	399	1,051	16
TOTAL	5,567	3,944	3,027	2,309	1,972	14,608	31,427	346
(*)	Contracts signed in the U.S. Dollars.

The following table presents information on leases by class of underlying assets:

Present Value of Future Payments	Discount rate (%)	Average Period	Recoverable taxes	Closing Balance	Opening Balance
Without readjustment
Vessels	3,5155	5.4 years	205	6,201	7,462
Others	1,5029	2.5 years	16	202	262
With readjustment - abroad (*)
Platforms	5,5194	14.6 years	−	13,059	10,747
Vessels	4,3124	4.7 years	−	1,431	1,530
With readjustment - Brazil
Vessels	6,8752	3.3 years	76	850	794
Properties	8,7184	21.5 years	7	590	643
Others	9,7347	7.9 years	14	710	212
TOTAL	5,2637	11.7 years	318	23,043	21,650
(*)	Incremental nominal rate on company debt calculated from the yield curve of bonds and credit risk of the Company, as well as terms .

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Payments in certain lease agreements vary due to changes in facts or circumstances occurring after their inception other than the passage of time. Such payments are not included in the measurement of the lease obligations. Variable lease payments in the year ended December 31,2021 amounted to US$ 898, representing 15% in relation to fixed payments (US$ 785 and 13% in the same period of 2020).

In the year ended December 31, 2021, the Company recognized lease expenses in the amount of US$ 110 relating to short-term leases (US$ 118 in the same period of 2020).

At December 31, 2021, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is US$ 79,557 (US$ 67,408 at December 31, 2020). The increase in the year ended December 31, 2021 corresponds to new contractual commitment, including 2 floating production units.

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 36.3.

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

Unwinding of discount on the lease liability is classified as finance expense, while payments reduce their carrying amount. According to the Company’s foreign exchange risk management, foreign exchange variations on lease liabilities denominated in U.S. dollars are designated as instruments to protect cash flow hedge relationships from highly probable future exports (see note 36.3).

In the E&P segment, some activities are conducted by joint operations where the company is the operator. In cases where all parties to the joint operation are primarily responsible for the lease payments, the Company recognizes the lease liability in proportion to its share. When using underlying assets arising from a specific contract in which the Company is solely responsible for the lease payments, the lease liabilities remain fully recognized and the partners are charged in proportion to their interests.

Payments associated with short-term leases (term of 12 months or less) are recognized as an expense over the term of the lease.

34.	Equity
34.1.	Share capital (net of share issuance costs)

As of December 31, 2021 and December 31, 2020, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

34.1.1.	Accounting policy for share capital

Share capital comprises common shares and preferred shares. Transaction costs attributable to the issue of new shares (share issuance costs) are presented (net of tax) in shareholders’ equity, within capital transactions, as a deduction from the proceeds.

As of December 31, 2021 and December 31, 2020, the Company held treasury shares, of which 222,760 are common shares and 72,909 are preferred shares.

34.2.	Capital reserves

Capital reserve comprises treasury shares owned by Petrobras, in the amount of US$ 2, at December 31, 2021.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
34.3.	Capital transactions
34.3.1.	Incremental costs directly attributable to the issue of shares

It includes any transaction costs directly attributable to the issue of new shares, net of taxes.

34.3.2.	Change in interest in subsidiaries

It includes any excess of amounts paid/received over the carrying value of the interest acquired/disposed. Changes in interests in subsidiaries that do not result in loss of control of the subsidiary are equity transactions.

34.3.3.	Treasury shares

Shares held in treasury in the amount of US$ 2, represented by 222,760 common shares and 72,909 preferred shares.

34.4.	Profit reserves
34.4.1.	Legal reserve

It represents 5% of the net income for the year, calculated pursuant to article 193 of the Brazilian Corporation Law.

34.4.2.	Statutory reserve

Appropriated by applying 0.5% of the year-end share capital and is retained to fund technology research and development programs. The balance of this reserve may not exceed 5% of the share capital, pursuant to article 56 of the Company’s bylaws.

34.4.3.	Tax incentives reserve

Government grants are recognized in the statement of income and are appropriated from retained earnings to the tax incentive reserve in the shareholders’ equity pursuant to article 195-A of Brazilian Corporation Law. This reserve may only be used to offset losses or increase share capital.

In 2021, the amount of US$ 118 was appropriated from retained earnings to the tax incentive reserve referring to a subsidy incentive for investments, granted from the Superintendencies for Development of the Northeast Region of Brazil (SUDENE) and of the Amazon (SUDAM).

34.4.4.	Accounting policy for tax incentives reserve

A government grant is recognized when there is reasonable assurance that the grant will be received and the Company will comply with the conditions attached to the grant.

34.4.5.	Profit retention reserve

It Includes funds intended for capital expenditures, primarily in oil and gas exploration and development activities, as per the capital budget of the Company, pursuant to article 196 of the Brazilian Corporation Law.

34.5.	Distributions to shareholders

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

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The Company’s policy on distributions to shareholders, over and above those required by the Brazilian Corporate Law, approved by the Board of Directors in 2019 and updated in November 2021, defines the following:

·	minimum distribution of US$ 4,000 for fiscal years when the average Brent price exceeds US$ 40 per barrel, regardless its level of indebtedness. This distribution will be equal to both common and preferred shares, once it exceeds the minimum value for preferred shares provided for in the Company's bylaws;
·	in case of gross debt (comprising current and non-current finance debt and lease liability) equal to or less than US$ 65,000, in addition to the existence of net income attributable to shareholders of Petrobras, to be verified on a quarterly basis, the Company will distribute to shareholders 60% of the difference between net cash provided by operating activities and cash used in the acquisition of PP&E and intangibles assets, calculated in Brazilian reais, provided that the result of this calculation exceeds US$ 4,000 and does not compromise the financial sustainability of the Company;
·	regardless its level of indebtedness, the Company may, in exceptional cases, pay extraordinary dividends, exceeding the minimum mandatory dividend or the values established in the policy, provided that the Company's financial sustainability is preserved;
·	the distribution of remuneration to shareholders must be made on a quarterly basis; and
·	the Company may exceptionally distribute dividends even if there is no net income for the year, in accordance with the rules provided for the Brazilian Corporation Law and the criteria defined in this policy.

Petrobras seeks, through its policy on distributions to shareholders, to ensure short, medium and long-term financial sustainability, providing predictability to the dividend payments to shareholders.

34.5.1.	Accounting policy for distributions to shareholders

Distributions to shareholders are made by means of dividends and interest on capital, determined in accordance with the limits defined in the Brazilian Corporation Law and in the Company’s bylaws. Interest on capital is a deductible expense in the income tax calculation, while dividend is not deductible.

The dividends portion provided for in the bylaws or that represents the minimum mandatory dividends is recognized as a liability within the statement of financial position. Any excess must be maintained in shareholders' equity, as additional dividends proposed, until its approval on the Annual General Shareholders Meeting.

34.5.2.	Proposed dividends

Distribution to shareholders for 2021, proposed by management for approval at the Annual General Shareholders Meeting, amounting to US$ 18,541, is superior to the minimum mandatory dividend of 25% of the adjusted income and will be paid in equal proportions for common and preferred shares.

Considering the net income for the year and the achievement of the indebtedness target, the amount of dividends proposed by the Company was based on the policy on distribution to shareholders, equivalent to 60% of the difference between net cash provided by operating activities (R$ 203,126 million) and cash used in the acquisition of PP&E and intangibles assets (R$ 34,134 million), resulting in a R$ 101,395 million distribution, which is equivalent to US$ 18,541 translated based on the exchange rate prevailing at the date of approval for each anticipation and in the closing exchange rate for the complementary dividends.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

				Common Shares		Preferred Shares
Payment	Date of Board of Directors approval	Date of register	Date of Payment	Amount	Amount per share	Amount	Amount per share	Total
1st installment – dividends	08.04.2021	08.16.2021	08.25.2021	2,300	0.3091	1,731	0.3091	4,031
2nd installment - interest on capital	08.04.2021	12.01.2021	12.15.2021	1,483	0.1993	1,116	0.1993	2,599
2nd installment - dividends	10.28.2021	12.01.2021	12.15.2021	2,911	0.3911	2,191	0.3911	5,102
Indexation charges on paid anticipations				69	0.0093	52	0.0093	121
Complementary dividends	02.23.2022	04.13.2022	05.16.2022	3,816	0.5127	2,872	0.5127	6,688
Total for 2021				10,579	1.4215	7,962	1.4215	18,541
Total for 2020				1,128	0.1515	849	0.1515	1,977
Amounts translated into U.S. dollar based on the exchange rate prevailing at the date of the approval, except for the complementary dividends, based on the closing exchange rate at the date of the financial statements.

Distributions to shareholders for 2020 amounted to US$ 1,977, including the minimum mandatory dividend to preferred shareholders (US$ 849) and the additional dividends proposed (US$ 1,128) to ordinary shareholders, arising from the remaining portion of the net income for that year and the profit retention reserve, considering cash generation in the year and the Company's preserved financial sustainability.

34.5.3.	Dividends payable

As of December 31, 2021, there are no dividends payable to shareholders within current liabilities, given that anticipation of dividends have already been paid throughout 2021, while the complementary dividends will be maintained in shareholders' equity until its approval on the Annual General Shareholders Meeting. As of December 31, 2020 this balance amounted to US$ 858.

34.6.	Earnings per share

		2021			2020			2019
	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Net income (loss) attributable to shareholders of Petrobras	11,339	8,536	19,875	651	490	1,141	5,791	4,360	10,151
Continuing operations	11,339	8,536	19,875	651	490	1,141	4,370	3,290	7,660
Discontinued operations	−	−	−	−	−	−	1,421	1,070	2,491
Weighted average number of outstanding shares	7,442,231,382	5,601,969,879	13,044,201,261	7,442,231,382	5,601,969,879	13,044,201,261	7,442,231,382	5,601,969,879	13,044,201,261
Basic and diluted earnings (losses) per share - in U.S. dollars	1.52	1.52	1.52	0.09	0.09	0.09	0.78	0.78	0.78
Continuing operations	1.52	1.52	1.52	0.09	0.09	0.09	0.59	0.59	0.59
Discontinued operations	−	−	−	−	−	−	0.19	0.19	0.19
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (*)	3.04	3.04	3.04	0.18	0.18	0.18	1.56	1.56	1.56
Continuing operations	3.04	3.04	3.04	0.18	0.18	0.18	1.18	1.18	1.18
Discontinued operations	−	−	−	−	−	−	0.38	0.38	0.38
(*)	Petrobras' ADSs are equivalent to two shares.

Basic earnings per share are calculated by dividing the net income (loss) attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Diluted earnings per share are calculated by adjusting the net income (loss) attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

35.	Fair value of financial assets and liabilities

	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	650	-	-	650
Foreign currency derivatives	-	23	-	23
Balance at December 31, 2021	650	23	-	673
Balance at December 31, 2020	652	115	−	767

Liabilities
Foreign currency derivatives	-	(271)	-	(271)
Commodity derivatives	(1)	−	-	(1)
Interest rate derivatives	−	(1)	-	(1)
Balance at December 31, 2021	(1)	(272)	-	(273)
Balance at December 31, 2020	(10)	(269)	−	(279)

The estimated fair value for the Company’s long-term debt, computed based on the prevailing market rates, is set out in note 32.

Certain receivables are classified as fair value through profit or loss, as presented in note 13.

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

36.1.	Derivative financial instruments

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of December 31, 2021 , as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Statement of Financial Position
				Fair value
	Notional value		Asset Position (Liability)		Maturity
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Derivatives not designated for hedge accounting
Future contracts - total (*)	(1,308)	(240)	(1)	(10)
Long position/Crude oil and oil products	1,380	3,927	-	-	2022
Short position/Crude oil and oil products	(2,688)	(4,167)	-	-	2022
SWAP (**)					−
Short call/Soybean oil (**)	(11)	−	−	-	2022
Forward contracts
Long position/Foreign currency forwards (GPD/USD) (***)	−	GBP 354	-	23	2021
Swap
Foreign currency / Cross-currency Swap (***)	GBP 583	GBP 615	23	44	2026
Foreign currency / Cross-currency Swap (***)	GBP 442	GBP 600	(50)	(26)	2034
Swap - IPCA	3,008	R$ 3,008	(1)	47	2029/2034
Foreign currency / Cross-currency Swap (***)	US$ 729	US$ 729	(221)	(244)	2024/2029
Total recognized in the Statement of Financial Position			(250)	(166)
(*) Notional value in thousands of bbl.
(**) Notional value in thousands of tons.
(***) Amounts in US$ million.

	Gains/ (losses) recognized in the statement of income
	2021	2020	2019
Commodity derivatives
Crude oil - 36.2 (a)	−	(502)	(216)
Gasoline - 36.2 (b)	−	−	11
Diesel - 29.2 (b)	−	−	(12)
Other commodity derivative transactions - 29.2 (b)	(79)	194	(153)
Recognized in Other Income and Expenses	(79)	(308)	(370)
Currency derivatives
Swap Pounds Sterling x Dollar - 36.3 (b)	(85)	11	(18)
NDF – Euro x Dollar - 36.3 (b)	−	(23)	(153)
NDF – Pounds Sterling x Dollar - 36.3 (b)	9	20	(8)
Swap CDI x Dollar - 36.3 (c)	(3)	(284)	7
Others	1	(2)	6
	(78)	(278)	(166)
Interest rate derivatives
Swap - CDI X IPCA	(41)	(36)	6
	(41)	(36)	6
Cash flow hedge on exports (*)	(4,585)	(4,720)	(3,136)
Recognized in Net finance income (expense)	(4,704)	(5,034)	(3,296)
Total	(4,783)	(5,342)	(3,666)
(*) As presented in note 29.3

	Guarantees given as collateral
	12.31.2021	12.31.2020
Commodity derivatives	15	13
Currency derivatives	27	78
Total	42	91

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of December 31, 2021 is set out as follows:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Risk	Probable Scenario (*)	Reasonably possible scenario (*)	Remote Scenario (*)
Derivatives not designated for hedge accounting
Future and forward contracts	Crude oil and oil products - price changes	-	(23)	-47
Future and forward contracts	Soybean oil - price changes	-	(8)	-17
Non-deliverable forwards (NDF)	Foreign currency - depreciation BRL x USD	-	(8)	(16)
		−	(39)	(80)
(*) The probable scenario was computed based on the fair value of oil and oil products prices at December 31, 2021. Reasonably possible and remote scenarios consider 25% and 50% deterioration in the associated risk variables, respectively.

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and takes into account the closing price of the asset on December 31, 2021. Therefore, no variation is considered arising from outstanding operations in this scenario. The reasonably possible and remote scenarios reflect the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 25% and 50%, respectively. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

36.2.	Risk management of crude oil and oil products prices

The Company is usually exposed to commodity price cycles, although it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Strategic Plan are being met.

a)	Crude Oil

In March 2020, in order to preserve the Company's liquidity, Petrobras approved a hedge strategy for exported oil already shipped but not priced mainly due to the high volatility at that time, both due to the effects of the oil price drop and the effects of the COVID-19 pandemic on the global oil consumption.

As a result of this strategy, from April 2020, transactions using forward (swap) and futures contracts were carried out. Forward transactions do not require initial disbursement, whereas future transactions require margin deposits, depending on the volume contracted. .

b)	Other commodity derivative transactions

Petrobras, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, occasionally seeks to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

36.3.	Foreign exchange risk management

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

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, mitigating foreign exchange rate risk exposure, especially when the Company is exposed to a foreign currency in which no cash inflows are expected, for example, the pounds sterling.

In the short-term, the foreign exchange risk is managed by applying resources in cash or cash equivalent denominated in Brazilian Real, U.S. Dollar or in another currency.

a)	Cash Flow Hedge involving the Company’s future exports

The carrying amounts, the fair value as of December 31, 2021, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.5805 exchange rate are set out below:

			Present value of hedging instrument notional value at 12.31.2021
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$ million
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	January 2022 to December 2031	72,640	405,370

Changes in the present value of hedging instrument notional value	US$ million	R$ million
Amounts designated as of January 1, 2021	61,502	319,608
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	40,924	224,721
Exports affecting the statement of income	(14,354)	(77,269)
Principal repayments / amortization	(15,432)	(83,366)
Foreign exchange variation	-	21,676
Amounts designated as of December 31, 2021	72,640	405,370
Nominal value of hedging instrument (finance debt and lease liability) at December 31, 2021	84,083	469,225

According to the 2022-2026 Strategic Plan, there is an increase in expected exports, mainly as a result of the increase in Brent prices and, consequently, an increase in the value of highly probable future exports. As a result, the net exposure Dollar/Real observed during 2021 is reduced as of December 31, 2021, as presented in item (c) below.

In the year ended December 31, 2021, the Company recognized a US$ 15 gain within foreign exchange gains (losses) due to ineffectiveness (a US$ 1 loss in the same period of 2020).

The average ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 100%.

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of December 31, 2021 is set out below:

	Exchange rate variation	Tax effect	Total
Balance at January 1,2020	(20,517)	6,977	(13,540)
Recognized in Other comprehensive income	(21,460)	7,296	(14,164)
Reclassified to the statement of income - occurred exports	4,172	(1,419)	2,753
Reclassified to the statement of income - exports no longer expected or not occurred	548	(187)	361
Balance at December 31, 2020	(37,257)	12,667	(24,590)
Recognized in Other comprehensive income	(3,949)	1,343	(2,606)
Reclassified to the statement of income - occurred exports	4,585	(1,557)	3,028
Balance at December 31, 2021	(36,621)	12,453	(24,168)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following a revision of the Company’s strategic plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our Strategic Plan 2022-2026, would not indicate a reclassification from equity to the statement of income.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of December 31, 2021 is set out below:

	2022	2023	2024	2025	2026	2027	2028 a 2031	Total
Expected realization	(8,460)	(6,908)	(5,390)	(3,824)	(3,384)	(3,475)	(5,180)	(36,621)

Accounting policy for hedge accounting

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

Cross currency swap – Pounds Sterling x Dollar

In 2017, the Company, through its wholly owned subsidiary Petrobras Global Trading B.V. (PGT), entered into cross currency swaps maturing in 2026 and 2034, with notional amounts of £ 700 million and £ 600 million, respectively, in order to hedge its Pound/U.S. Dollar exposure arising from bonds issued amounting to £ 1,300.

After the repurchase of bonds, the current notional amount is £ 1,025.

Non-Deliverable Forward (NDF) – Euro x Dollar and Pounds Sterling x Dollar

In 2018, the Company, also through PGT, entered into non deliverable forwards, in other to reduce its euro x dollar and pounds sterling x dollar exposures raised by bonds issued.

The net notional amount of derivatives originally contracted were reduced to € 2,245 million and 164 million pounds sterling, respectively, in line with a lower exposure to the euro, provided by the repurchase of bonds in that currency throughout 2019.

As of December 31, 2020, net notional amount of pounds sterling x dollar derivative changed to 354 million pounds sterling, while the position in euros was terminated.

Swap contracts – IPCA x CDI and CDI x Dollar

In September 2019, Petrobras contracted a cross currency swap aiming to protect against exposure arising from the 7th issuance of debentures, settled on October 9, 2019, in the total notional amount of US$ 367 for IPCA x CDI operations, maturing in September 2029 and September 2034, and US$ 240 for CDI x U.S. Dollar operations, maturing in September 2024 and September 2029.

Changes in future interest rate curves (CDI) may have an impact on the Company's results, due to the market value of these swap contracts. The parallel shock was estimated from the average term of swap contracts (25% of the future interest rate). A sensitivity analysis on CDI through a parallel shock keeping all other variables remaining constant, would result in the impacts shown in the following table:

Sensitivity Analysis	Result
Parallel increase of 300 basis points	(7)
Parallel reduction of 300 basis points	21

c)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with reasonably possible and remote scenarios (25% and 50% changes in the foreign exchange rates prevailing on December 31, 2021, respectively), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies. This analysis only covers the exchange rate variation and maintains all other variables constant.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Exposure at 12.31.2021	Risk	Probable Scenario (*)	Reasonably possible Scenario (**)	Remote Scenario (**)
Assets	4,487		−	1,122	2,243
Liabilities	(92,548)	Dollar/Real	8	(23,137)	(46,274)
Exchange rate - Cross currency swap	(539)		−	(135)	(270)
Cash flow hedge on exports	72,641		(6)	18,160	36,320
	(15,959)		2	(3,990)	(7,981)
Assets	2	Euro/Real	−	1	1
Liabilities	(18)		−	(5)	(9)
	(16)		−	(4)	(8)
Assets	1,247	Euro/Dollar	(14)	312	624
Liabilities	(2,472)		27	(618)	(1,236)
	(1,225)		13	(306)	(612)
Assets	2	Pound/Real	−	1	1
Liabilities	(22)		−	(6)	(11)
	(20)		−	(5)	(10)
Assets	1,909	Pound/Dollar	(1)	477	955
Liabilities	(3,685)		2	(921)	(1,843)
Derivative - cross currency swap	1,381		(1)	345	691
	(395)		−	(99)	(197)
Total at December 31, 2021	(17,615)		15	(4,404)	(8,808)
(*)	At December 31, 2021, the probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 0% depreciation of the Real; Euro x U.S. Dollar: a 1.1% depreciation of the Euro; Pounds Sterling x U.S. Dollar: a 0.5% depreciation of the Pounds Sterling; Real x Euro: a 1.1% depreciation of the Real; and Real x Pounds Sterling - a 0.1% depreciation of the Real. Source: Focus and Thomson Reuters.
(**)	Reasonably possible and remote scenarios consider 25% and 50% change in the foreign exchange rates prevailing on December 31, 2021, respectively.

36.4.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations faced by certain subsidiaries of Petrobras.

The sensitivity analysis of interest rate risk presented in the table below is carried out for a 12-month term. Amounts referring to reasonably possible and remote scenarios mean the total floating interest expense if there is a variation of 25% and 50% in these interest rates, respectively, maintaining all other variables constant.

Risk	Probable Scenario (*)	Reasonably possible Scenario (*)	Remote Scenario (*)
LIBOR 1M	−	−	−
LIBOR 3M	2	3	3
LIBOR 6M	333	376	419
CDI	128	160	192
TJLP	57	71	85
IPCA	82	102	122
	602	712	821
(*)	The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed.

36.5.	Liquidity risk management

The possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates is managed by the Company based on policies such as:

·	centralization of cash management, optimization of the level of cash and cash equivalents held and reduction of working capital;
·	maintenance of an adequate cash balance to ensure that cash need for investments and short-term obligations is met even in adverse market conditions;

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
·	increase in the average debt maturity, increase in funding sources from domestic and international markets (new markets and financial products); and
·	funds under the partnership and divestment program; and
·	revolving credit facilities with several financial institutions.

Following its liability management strategy, the Company regularly evaluates market conditions and may enter into transactions to repurchase its own securities or those of its affiliates, through a variety of means, including tender offers, make whole exercises and open market repurchases, in order to improve its debt repayment profile and cost of debt.

36.6.	Credit risk

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

36.6.1.	Credit quality of financial assets
a)	Trade and other receivables

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

Credit quality of cash and cash equivalents, as well as marketable securities is based on external credit ratings provided by Standard & Poor’s, Moody’s and Fitch. The credit quality of those financial assets, that are neither past due nor considered to be credit impaired, are set out below:

	Cash and cash equivalents		Marketable securities

	12.31.2021	12.31.2020	12.31.2021	12.31.2020
AA	1,152	1,995	−	−
A	1,145	2,363	−	−
BBB	2,308	168	−	−
BB	3,672	4,154	−	−
AAA.br	530	673	694	652
AA.br	1,639	1,960	−	43
Other ratings	21	398	−	8
	10,467	11,711	694	703

37.	Related-party transactions

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

In order to ensure the goals of the Company are achieved and to align them with transparency of processes and corporate governance best practices, this policy guides Petrobras while entering into related-party transactions and dealing with potential conflicts of interest on these transactions, based on the following assumptions and provisions:

•	Competitiveness: prices and conditions of services compatible with those practiced in the market;
•	Compliance: adherence to the contractual terms and responsibilities practiced by the Company;

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
•	Transparency: adequate reporting of the agreed conditions, as well as their effects on the company's financial statements;
•	Fairness: establishment of mechanisms that prevent discrimination or privileges and the adoption of practices that ensure the non-use of privileged information or business opportunities for the benefit of individuals or third parties; and
•	Commutability: arm’s length basis.

The Audit Committee must approve in advance transactions between the Company and the Brazilian Federal Government, including its agencies or similar bodies; Petros Foundation; Petrobras Health Association; controlled and associated entities (including entities controlled by its associates); and entities controlled by key management personnel or by their close family members, taking into account the materiality established by this policy. The Audit Committee (CAE) reports monthly to the Board of Directors.

Transactions with the Brazilian Federal Government, including its agencies or similar bodies and controlled entities (the latter when classified as out of the Company's normal course of business by the CAE), which are under the scope of Board of Directors approval, must be preceded by the CAE and Minority Shareholders Committee assessment and must have prior approval of, at least, 2/3 of the board members.

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

The balances of significant transactions are set out in the following table:

		12.31.2021		12.31.2020

	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
BR Distribuidora, current Vibra Energia	−	−	196	39
Natural Gas Transportation Companies	−	−	74	191
State-controlled gas distributors (joint ventures)	255	42	225	68
Petrochemical companies (associates)	26	12	17	9
Other associates and joint ventures	104	13	152	120
Subtotal	385	67	664	427
Brazilian government – Parent and its controlled entities
Government bonds	1,446	-	1,632	-
Banks controlled by the Brazilian Government	8,417	1,267	7,676	3,707
Receivables from the Electricity sector	−	−	205	−
Petroleum and alcohol account - receivables from the Brazilian Government	506	-	482	-
Brazilian Federal Government - dividends	2	−	2	−
Others	26	54	38	47
Subtotal	10,397	1,321	10,035	3,754
Pension plans	51	61	52	65
Total	10,833	1,449	10,751	4,246
Current	2,110	315	2,663	1,225
Non-Current	8,723	1,134	8,088	3,021
Total	10,833	1,449	10,751	4,246

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The income/expenses of significant transactions are set out in the following table:

	2021	2020	2019
Joint ventures and associates
BR Distribuidora, current Vibra Energia	7,936	11,038	7,242
Natural Gas Transportation Companies	(308)	(1,478)	(1,858)
State-controlled gas distributors (joint ventures)	2,410	1,723	2,812
Petrochemical companies (associates)	3,553	2,769	2,926
Other associates and joint ventures	418	265	208
Subtotal	14,009	14,317	11,330
Brazilian government – Parent and its controlled entities
Government bonds	64	41	107
Banks controlled by the Brazilian Government	(157)	(456)	(652)
Receivables from the Electricity sector	131	72	300
Petroleum and alcohol account - receivables from the Brazilian Government	58	235	8
Brazilian Federal Government - dividends	31	(4)	(4)
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	(139)	(135)	(110)
Others	(34)	(15)	(130)
Subtotal	(46)	(262)	(481)
Pension plans	−	(177)	−
Total	13,963	13,878	10,849
Revenues, mainly sales revenues	14,672	16,202	13,748
Purchases and services	(494)	(2,074)	(2,591)
Income (expenses)	(315)	(93)	−
Foreign exchange and inflation indexation charges, net	(59)	(102)	(395)
Finance income (expenses), net	159	(55)	87
Total	13,963	13,878	10,849

On December 29, 2021, the Company signed five new contracts with the associate Braskem for the sale and purchase of petrochemical products. These contracts amount to US$ 7.5 billion, equivalent to the remaining values of the prior contracts that were canceled. The new contracts are effective from January 1, 2022 with maturities between May 2026 and December 2029.

Information on the precatories (judicialized debts from the Brazilian Federal Government) issued in favor of the Company arising from the petroleum and alcohol accounts is disclosed in note 13.1.

The liability related to pension plans of the Company's employees and managed by the Petros Foundation, including debt instruments, is presented in note 17.

Petrobras agreement with Amazonas Energia

On April 7, 2021, Petrobras and its subsidiaries Breitener Tambaqui S.A. and Breitener Jaraqui S.A. signed a legal agreement with Amazonas Energia S.A. (debtor) and Centrais Elétricas Brasileiras S.A. - Eletrobras (jointly responsible), in the amount of US$ 77 (R$ 438 million), for the receipt of amounts relating to seven lawsuits, which will be suspended until the full settlement of the negotiated credits. The debt will be settled in 60 installments updated based on 124.75% of the CDI interest rate, from January 18, 2021 until full settlement.

The signing of the agreement generated a positive effect on the Company’s statement of income in the second quarter of 2021 of US$ 59 (R$ 329 million), net of tax effects, since these receivables had already been written-off in previous years. In November 2021, the Company sold its entire interest in Breitener as set out in explanatory note 31.

37.2.	Compensation of key management personnel

The criteria for compensation of employees and officers are established based on the relevant labor legislation and the Company’s Positions, Salaries and Benefits Plan (Plano de Cargos e Salários e de Benefícios e Vantagens).

The compensation of employees (including those occupying managerial positions) and officers in December 2021 and December 2020 were:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Compensation of employees, excluding officers (amounts in U.S. dollars)	2021	2020
Lowest compensation	678	614
Average compensation	3,775	3,617
Highest compensation	19,220	18,799
Compensation of highest paid Petrobras officer	21,642	20,700

The total compensation of Executive Officers and Board Members of Petrobras is set out as follows:

		Jan-Dec/2021			Jan-Dec/2020
	Executive Officers	Board of Directors	Total	Executive Officers	Board of Directors	Total
Wages and short-term benefits	2.6	0.1	2.7	2.8	0.1	2.9
Social security and other employee-related taxes	0.7	−	0.7	0.9	−	0.9
Post-employment benefits (pension plan)	0.3	−	0.3	0.2	−	0.2
Variable compensation	2.5	-	2.5	2.4	-	2.4
Benefits due to termination of tenure	0.6	-	0.6	0.1	-	0.1
Total compensation recognized in the statement of income	6.7	0.1	6.8	6.4	0.1	6.5
Total compensation paid (*)	6.0	0.1	6.1	4.8	−	4.8
Average number of members in the period (**)	9.00	10.58	19.58	9.00	10.00	19.00
Average number of paid members in the period (***)	9.00	4.50	13.50	9.00	4.42	13.42
(*) The variable compensation (PPP) paid to management is included in the Executive Officers columns.
(**) Monthly average number of members.
(***) Monthly average number of paid members.

In 2021, expenses related to compensation of the board members and executive officers of Petrobras amounted to US$ 15 (US$ 14 for the same period of 2020).

On April 14, 2021, the Company’s Annual Shareholders’ Meeting set the threshold for the overall compensation for executive officers and board members at US$ 8 (R$ 47.06 million) from April 2021 to March 2022.

The compensation of the Advisory Committees to the Board of Directors is separate from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Federal Government, Board members who are also members of the Audit Committee or Audit Committee of Petrobras and its subsidiaries are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was US$ 544 thousand for the year ended December 31, 2021 (US$ 642 thousand with tax and social security costs). For the same period of 2020, the total compensation concerning these members was US$ 441 thousand (US$ 529 thousand with tax and social security costs).

The Variable Compensation Program for Executive Officers is subject to compliance with prerequisites and performance indicators. The variable remuneration to be paid changes according to the percentage of goals achievement and its payment is deferred in 5 years.

In 2021, the Company provisioned US$ 3 referring to the Performance Award Program – PPP 2021 for Executive Directors.

Exemption from damage (indemnity)

The company's bylaws establishes the obligation to indemnify and keep the officers without losses, members with statutory functions and other employees and agents that legally act through officers’ delegation, so as to cope with certain expenses due to claims, inquiries, investigations and administrative, arbitration or judicial proceedings in Brazil or in any other jurisdiction, which aim to impute any responsibility for regular acts of management performed exclusively in the exercise of its activities since the date of your possession or since the beginning of the contractual relation with the Company.

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

Indemnity agreements shall not cover: (i) acts covered under Directors and Officers (D&O) insurance policy purchased by the Company, as formally recognized and implemented by the insurance company; (ii) acts outside the regular exercise of the duties or powers of the Beneficiaries; (iii) acts in bad faith act, malicious acts, fraud or serious fault on the part of the Beneficiaries; (iv) self-interested acts or in favor of third parties that damage the company’s social interest; (v) obligation to pay damages arising from social action according to article 159 of Law 6,404/76 or reimbursement of the damages according to art. 11, § 5°, II of Law 6,385/76; (vi) other cases provided for in the indemnity contract; (vii) other cases where a manifest conflict of interest with the company is established. It is worth noting that after a final unappealable decision, if it is proved that the act performed by the beneficiary is not subject to indemnification, the beneficiary is obligated to return the advanced amounts to the company. Petrobras will have no obligation to indemnify the Beneficiaries for loss of profits, loss of business opportunity, interruption of professional activity, moral damages or indirect damages.

In case of potential conflicts of interest, the Company may hire outside professionals, with a principled, impartial and independent reputation and with a strong experience to evaluate eventual indemnity lawsuits, verifying whether or not the act will be covered. In addition, the beneficiary of an indemnity agreement would be prevented from attending meetings or discussions concerning the payment approval of his or her own expenses.

38.	Supplemental information on statement of cash flows

	2021	2020	2019
Amounts paid/received during the year:
Withholding income tax paid on behalf of third-parties	904	770	1,165
Transactions not involving cash
Purchase of property, plant and equipment on credit	-	310	76
Lease	6,945	4,255	2,301
Provision/(reversals) for decommissioning costs	(1,082)	5,174	5,497
Use of deferred tax and judicial deposit for the payment of contingency	1,173	2	3
Assets received due to assumption of participation in concessions	165	-	-
Receivables from Búzios Agreement	54	-	-

39.	Subsequent events

Sale of Potiguar group of fields and related assets

On January 31, 2022, Petrobras signed with the company 3R Potiguar SA, a wholly-owned subsidiary of 3R Petroleum Óleo e Gás SA, a contract for the sale of its entire interest (100%) in a set of 22 production onshore and shallow water field concessions, together with its associated infrastructure, located in the Potiguar Basin, in the state of Rio Grande do Norte, jointly called the Potiguar group of fields.

This sale amounts to US$ 1,385, of which (a) US$ 110 was received on the transaction signing; (b) US$ 1,040 to be received at the closing of the transaction and (c) US$ 235 to be paid in 4 annual installments of US$ 58.75, starting in March 2024. The contract provides for price adjustments until the closing of the transaction, and it is also subject to the fulfillment of conditions precedent, such as approval by the ANP.

Sale of Alagoas group of fields and related assets

On February 4, 2022, Petrobras closed the sale of Alagoas group of fields to Origin Energia S.A. (formerly Petro+), with the sale of its entire interest (100%) in seven concessions, six onshore (Anambé, Arapaçu, Cidade of São Miguel dos Campos, Furado, Pilar and São Miguel dos Campos) and one in in shallow water (Paru field), jointly called the Alagoas Pole.

This sale amounts to US$ 300, with US$ 60 received on the transaction signing and US$ 240 at the transaction closing.

Minimum compensation based on employee's position and work schedule - RMNR

In February 2022, the judgment of the appeals filed by the plaintiff and several amicus curiae was started. The judgment is currently underway in the First Panel of the Supreme Federal Court, with 3 votes in favor of the Company, confirming that there is an understanding of recognizing the merit of the collective bargaining agreement signed between Petrobras and the unions. Considering that the last minister to vote requested additional time for analysis, the trial was suspended, and is pending the presentation of the vote by this last minister.

Additional information on the subject is presented in Note 18.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Partial prepayment to Petros

On February 22, 2022, the Company’s Board of Directors approved the partial prepayment of the Term of Financial Commitment relating to the plans PPSP-R Pre-70 and PPSP-NR Pre-70, and of the Term of Financial Commitment relating to the Pension Difference, entered into with the Petros Foundation, in the amount of US$ 1,233 (R$ 6,882 million), scheduled to occur on February 25, 2022.

Both commitments are recorded in these financial statements, within the actuarial liability amount (note 17).

Sale of Norte Capixaba group of fields

On February 22, 2022, the Company’s Board of Directors approved the sale of its entire interest (100%) in a set of four onshore production fields, with integrated facilities, located in the state of Espírito Santo, jointly called Norte Capixaba group of fields, to Seacrest Petróleo SPE Norte Capixaba Ltda., a wholly-owned subsidiary of Seacrest Exploração e Produção de Petróleo Ltda..

This sale amounts to US$ 478, of which (a) US$ 36 was paid at the contract signing; (b) US$ 442 to be paid at the transaction closing. In addition, there are up to US$ 66 in contingent payments provided for in the contract, depending on future Brent prices. The agreement provides for price adjustments and to the fulfillment of conditions precedent, such as the approval by the ANP.

Transfer of participation in the Búzios field

On March 4, 2022, Petrobras signed an agreement with its partner CNOOC Petroleum Brasil Ltda. (CNOOC) for the transfer of 5% of its interest in the Production Sharing Contract for the Surplus Volume of the Transfer of Rights Agreement of the Búzios field, in the pre-salt layer of the Santos basin. The agreement results from the call option exercised by CNOOC on September 29, 2021.

The amount to be received by Petrobras at the closing of the operation is US$ 2,120, referring to the compensation and reimbursement of the signature bonus of CNOOC's additional interest, subject to price adjustments and to the fulfillment of conditions precedent, such as CADE, ANP and Ministry of Mines and Energy (MME) approval.

After the transaction becomes effective, Petrobras will hold an 85% interest in the Production Sharing Contract of the Surplus Volume of the Transfer of Rights Agreement of the Búzios field, CNOOC will hold a 10% interest and CNODC Brasil Petróleo e Gás Ltda. a 5% interest. The total participation in this Búzios Co-participation Agreement, including the portions of the Transfer of Rights Agreement and of the BS-500 Concession Agreement (100% of Petrobras) will be 88.99% of Petrobras, 7.34% of CNOOC and 3.67% of CNODC.

Diligence on the sale of the REMAN refinery

On March 8, 2022, CADE published a statement declaring the Act of Concentration to be complex and ordering the execution of diligence concerning the sale process of REMAN refinery to Ream Participações S.A., which was signed in August 2021.

The Act of Concentration process requires diligence related to the further analysis of the operation and its effects on the downstream refining markets and possible competitive impacts, and the conclusion of this process is expected to occur between 240 and 330 days as from November 2021.

Petrobras will continue to collaborate with CADE in order to obtain the approval of the transaction within the legal deadline.

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

The Company, on December 31, 2021, maintains activities mainly in Brazil, in addition to activities in Argentina, Colombia and Bolivia, in South America. The equity-accounted investments are comprised of the operations of the joint venture company MP Gulf of Mexico, LLC (MPGoM), in which Murphy Exploration & Production Company ("Murphy" ) has 80% stake and Petrobras America Inc ("PAI") 20% stake in United States of America, North America. The Company reports its reserves in Brazil, United States of America and Argentina. Bolivian reserves are not included due to restrictions determined by Bolivian Constitution. In Colombia, our activities are exploratory, and therefore, there are no associated reserves.

i) Capitalized costs relating to oil and gas producing activities

As set out in note 26, the Company uses the successful efforts method of accounting for appraisal and development costs of crude oil and natural gas production. In addition, notes 23 and 24 presents the accounting policies applied by the Company for recognition, measurement and disclosure of property, plant and equipment and intangible assets.

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligations:

	Consolidated entities
		Abroad				Equity Method Investees
	Brazil	South America	Others	Total	Total
December 31, 2021
Unproved oil and gas properties	4,455	115	-	115	4,570	-
Proved oil and gas properties	80,523	172	-	172	80,695	832
Support Equipment	67,988	777	1	778	68,766	-
Gross Capitalized costs	152,967	1,064	1	1,065	154,032	832
Depreciation, depletion and amortization	(51,621)	(733)	(1)	(734)	(52,355)	(296)
Net capitalized costs	101,345	331	-	331	101,677	536
December 31, 2020
Unproved oil and gas properties	17,438	112	-	112	17,550	-
Proved oil and gas properties	61,857	140	-	140	61,997	792
Support Equipment	73,199	761	1	762	73,961	-
Gross Capitalized costs	152,494	1,013	1	1,014	153,508	792
Depreciation, depletion and amortization	(43,008)	(687)	(1)	(688)	(43,696)	(316)
Net capitalized costs	109,486	326	-	326	109,812	476
December 31, 2019
Unproved oil and gas properties	23,063	117	-	117	23,180	-
Proved oil and gas properties	81,063	135	-	135	81,198	4,202
Support Equipment	88,289	687	1	688	88,977	-
Gross Capitalized costs	192,414	940	1	941	193,355	4,202
Depreciation, depletion and amortization	(51,332)	(581)	(1)	(582)	(51,914)	(1,690)
Net capitalized costs	141,081	359	-	359	141,441	2,513

Petróleo Brasileiro S.A. – Petrobras Supplementary information on Oil and Gas Exploration and Production (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

ii) Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Consolidated entities
		Abroad				Equity Method Investees
	Brazil	South America	Others	Total	Total
December 31, 2021
Acquisition costs:
Proved	-	-	-	-	-	-
Unproved	−	-	-	-	−	-
Exploration costs	682	5	-	5	687	−
Development costs	6,035	44	-	44	6,079	37
Total	6,717	49	-	49	6,766	37
December 31, 2020
Acquisition costs:
Proved	315	-	-	-	315	-
Unproved	24	-	-	-	24	-
Exploration costs	805	10	-	10	815	−
Development costs	5,664	3	-	3	5,667	57
Total	6,808	13	-	13	6,821	57
December 31, 2019
Acquisition costs:
Proved	-	-	-	-	-	-
Unproved (*)	16,670	-	-	-	16,670	-
Exploration costs	1,069	11	-	11	1,080	3
Development costs	6,819	6	-	6	6,825	150
Total	24,558	17	-	17	24,575	153

(*)	Mainly acquisition of oil exploration rights - Transfer of Rights, according to note 24.1.

(iii) Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ended December 31, 2021, 2020 and 2019 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the Refining, Transportation & Marketing segment in Brazil. The internal transfer prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company. Gas prices used are those set out in contracts with third parties.

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

	Consolidated entities
		Abroad					Equity Method Investees
	Brazil	South America	North America	Others	Total	Total
December 31, 2021
Net operation revenues:
Sales to third parties	974	131	-	-	131	1,105	220
Intersegment	54,479	-	-	-	-	54,479	-
	55,453	131	-	-	131	55,584	220
Production costs	(14,601)	(67)	-	-	(67)	(14,668)	(44)
Exploration expenses	(685)	(2)	-	-	(2)	(687)	-
Depreciation, depletion and amortization	(8,959)	(46)	-	-	(46)	(9,005)	(38)
Impairment of oil and gas properties	3,107	-	-	-	-	3,107	-
Other operating expenses	85	5	114	(118)	11	863	(17)
Results before income tax expenses	35,167	31	114	(118)	27	35,194	121
Income tax expenses	(11,957)	(11)	(39)	40	(10)	(11,967)	(41)
Results of operations (excluding corporate overhead and interest costs)	23,210	20	75	(78)	17	23,227	80
December 31, 2020
Net operation revenues:
Sales to third parties	763	108	−	−	108	871	148
Intersegment	33,524	−	−	−	−	33,524	−
	34,287	108	−	−	108	34,395	148
Production costs	(9,378)	(59)	−	−	(59)	(9,437)	(54)
Exploration expenses	(796)	(7)	−	−	(7)	(803)	−
Depreciation, depletion and amortization	(8,611)	(50)	−	−	(50)	(8,661)	(57)
Impairment of oil and gas properties	(7,364)	−	−	−	−	(7,364)	−
Other operating expenses	(885)	(2)	(167)	(26)	(195)	(1,080)	(158)
Results before income tax expenses	7,253	(10)	(167)	(26)	(203)	7,050	(121)
Income tax expenses	(2,466)	3	57	9	69	(2,398)	41
Results of operations (excluding corporate overhead and interest costs)	4,786	(7)	(110)	(17)	(134)	4,652	(80)
December 31, 2019
Net operation revenues:
Sales to third parties	888	174	−	−	174	1,062	1,114
Intersegment	49,400	−	−	−	−	49,400	−
	50,288	174	−	−	174	50,462	1,114
Production costs	(15,749)	(69)	−	−	(69)	(15,818)	(124)
Exploration expenses	(793)	(6)	−	−	(6)	(799)	(5)
Depreciation, depletion and amortization	(11,436)	(37)	−	(13)	(50)	(11,486)	(292)
Impairment of oil and gas properties	(1,535)	−	−	(421)	(421)	(1,956)	−
Other operating expenses	(1,420)	(13)	41	(34)	(6)	(1,426)	(20)
Results before income tax expenses	19,354	50	41	(468)	(377)	18,977	672
Income tax expenses	(6,579)	(17)	(14)	159	128	(6,451)	(229)
Results of operations (excluding corporate overhead and interest costs)	12,775	33	27	(309)	(249)	12,526	443

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

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2021, 2020 and 2019 are presented in the following table. Proved reserves are estimated in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

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

Reserve estimates are subject to variations due to technical uncertainties in the reservoir and changes in economic scenarios. A summary of the annual changes in the proved reserves of oil is as follows (in millions of barrels):

	Consolidated Entities				Equity Method Investees
Proved developed and undeveloped reserves(*)	Crude oil in Brazil	Crude Oil in South America	Synthetic Oil in Brazil	Consolidated Total	Crude Oil in North America	Crude Oil in Africa	Total
Reserves at December 31, 2018 (1)	8,169	2	5	8,175	27	60	8,262
Revisions of previous estimates	719	−	−	719	1	(7)	713
Extensions and discoveries	18	−	4	21	−	1	22
Improved Recovery	−	−	−	−	−	−	−
Sales of reserves	(68)	−	−	(68)	−	−	(68)
Purchases of reserves	−	−	−	−	−	−	−
Production for the year	(754)	−	(1)	(755)	(5)	(12)	(772)
Reserves at December 31, 2019 (1)	8,083	1	8	8,092	23	42	8,156
Revisions of previous estimates	269	(1)	(7)	261	−	−	261
Extensions and discoveries	35	−	−	35	−	−	35
Improved Recovery	−	−	−	−	−	−	−
Sales of reserves	(61)	−	−	(61)	−	(41)	(102)
Purchases of reserves	−	−	−	−	−	−	−
Production for the year	(792)	−	(1)	(793)	(4)	(1)	(798)
Reserves at December 31, 2020	7,534	−	−	7,534	18	−	7,552
Extensions and discoveries	−	−	−	−	−	−	−
Revisions of previous estimates	1,654	2	11	1,667	1	−	1,668
Sales of reserves	(9)	−	−	(9)	−	−	(9)
Production for the year	(773)	−	(1)	(774)	(3)	−	(777)
Reserves at December 31, 2021	8,406	2	10	8,419	17	−	8,435
(1) In 2018, total proved reserves includes 60 million barrels related to PO&G assets held for sale. In 2019, total proved reserves include 42 million barrels of assets held for sale (PO&G).
(*) Apparent differences in the sum of the numbers are due to rounding off.

Petróleo Brasileiro S.A. – Petrobras Supplementary information on Oil and Gas Exploration and Production (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

A summary of the annual changes in the proved reserves of natural gas is as follows (in billions of cubic feet):

	Consolidated Entities				Equity Method Investees
Proved developed and undeveloped reserves (*)	Natural Gas in Brazil	Natural Gas in South America	Synthetic Gas in Brazil	Consolidated Total	Gas Natural in North America	Gas Natural in Africa	Total
Reserves at December 31, 2018 (1)	7,790	214	6	8,010	11	47	8,068
Revisions of previous estimates	1,416	(42)	−	1,373	−	11	1,384
Extensions and discoveries	15	−	8	23	−	−	23
Improved Recovery	−	−	−	−	−	−	−
Sales of reserves	(24)	−	−	(24)	−	−	(24)
Purchases of reserves	−	−	−	−	−	−	−
Production for the year	(817)	(16)	(1)	(834)	(2)	(11)	(847)
Reserves at December 31, 2019 (1)	8,381	156	12	8,549	9	47	8,605
Revisions of previous estimates	(93)	(119)	(11)	(222)	−	−	(222)
Extensions and discoveries	36	−	−	36	−	−	36
Improved Recovery	−	−	−	−	−	−	−
Sales of reserves	(42)	−	−	(42)	−	(47)	(90)
Purchases of reserves	−	−	−	−	−	−	−
Production for the year	(735)	(12)	(1)	(749)	(2)	−	(750)
Reserves at December 31, 2020	7,547	26	−	7,572	8	−	7,580
Extensions and discoveries	−	−	−	−	−	−	−
Revisions of previous estimates	1,615	167	19	1,802	−	−	1,802
Sales of reserves	(15)	−	−	(15)	−	−	(15)
Production for the year	(692)	(16)	(1)	(709)	(1)	−	(710)
Reserves at December 31, 2021	8,455	177	18	8,650	7	−	8,657
(1) In 2018, total proved reserves includes 47 billion cubic feet related to Africa assets held for sale. In 2019, total proved reserves includes 47 billion cubic feet related to Africa assets held for sale.
(*) Apparent differences in the sum of the numbers are due to rounding off.

Natural gas production volumes used in these tables are the net volumes withdrawn from our proved reserves, including gas consumed in operations and excluding reinjected gas. Our disclosure of proved gas reserves includes gas consumed in operations, which represent 36% of our total proved reserves of natural gas as of December 31, 2021.

Petróleo Brasileiro S.A. – Petrobras Supplementary information on Oil and Gas Exploration and Production (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

The tables below summarize information about the changes in total proved reserves of crude oil and natural gas, in millions of barrels of oil equivalent, in our consolidated entities and equity method investees for 2021, 2020 and 2019:

	Consolidated Entities				Equity Method Investees
Proved developed and undeveloped reserves(*)	Oil equivalent in Brazil	Oil equivalent in South America	Synthetic Oil in Brazil	Consolidated Total	Oil equivalent in North America	Oil equivalent in Africa	Total
Reserves at December 31, 2018 (1)	9,467	37	6	9,510	28	68	9,606
Revisions of previous estimates	955	(7)	−	948	1	(5)	944
Extensions and discoveries	20	−	5	25	−	1	26
Improved Recovery	−	−	−	−	−	−	−
Sales of reserves	(72)	−	−	(72)	−	−	(72)
Purchases of reserves	−	−	−	−	−	−	−
Production for the year	(890)	(3)	(1)	(894)	(5)	(14)	(913)
Reserves at December 31, 2019 (1)	9,480	27	10	9,517	24	49	9,590
Revisions of previous estimates	253	(21)	(9)	224	−	−	224
Extensions and discoveries	41	−	−	41	−	−	41
Improved Recovery	−	−	−	−	−	−	−
Sales of reserves	(68)	−	−	(68)	−	(49)	(117)
Purchases of reserves	−	−	−	−	−	−	−
Production for the year	(914)	(2)	(1)	(918)	(5)	(1)	(923)
Reserves at December 31, 2020	8,792	5	0	8,796	19	−	8,816
Extensions and discoveries	−	−	−	−	1	−	1
Revisions of previous estimates	1,923	30	14	1,967	2	−	1,969
Sales of reserves	(11)	−	−	(11)	−	−	(11)
Production for the year	(888)	(3)	(1)	(892)	(3)	−	(896)
Reserves at December 31, 2021	9,816	31	13	9,860	18	−	9,878
(1) In 2018, includes 68 million barrels of oil equivalent related to PO&G assets held for sale in Africa; and in 2019, includes 49 million barrels of oil equivalent related to assets held for sale in Africa.
(*) Apparent differences in the sum of the numbers are due to rounding off.

In 2021, we incorporated 1,969 million boe of proved reserves by revising previous estimates, including:

(i) addition of 1,376 million boe due to new projects, mainly in Búzios field and in other fields in the Santos and Campos Basins. The new projects in Búzios field were made possible due to the acquisition of the Transfer of Rights Surplus and the approval of Búzios Co-participation Agreement;

(ii) addition of 429 million boe related to economic revisions, mainly due to the increase in oil prices; and

(iii) addition of 164 million boe arising from technical revisions, mainly due to good performance and increased production experience in reservoirs in the pre-salt layer of Santos Basin.

The additions in our proved reserves were partially offset by the reduction of 11 million boe due to sales of proved reserves.

The company's total proved reserve resulted in 9,878 million boe in 2021, considering the variations above and the reduction from 2021 production of 896 million boe. Production refers to volumes that were previously included in our reserves and, therefore, does not consider natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. The production also does not consider volumes of injected gas, the production of Extended Well Tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the disclosure of reserves.

In 2020, we incorporated 224 million boe of proved reserves by revising previous estimates, including:

(i) addition of 637 million boe arising from technical revisions, mainly due to good performance and increased production experience in reservoirs in the pre-salt layer of Santos Basin;

(ii) addition of 254 million boe due to approvals of new projects in the Santos and Campos Basins; and

(iii) reduction of 667 million boe related to economic revisions, mainly due to the decrease in oil prices.

Petróleo Brasileiro S.A. – Petrobras Supplementary information on Oil and Gas Exploration and Production (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

In addition, we added 41 million boe to our proved reserves due to extensions and discoveries in the pre-salt of Santos Basin, and reduced 117 million boe due to sales of proved reserves.

The company's total proved reserve resulted in 8,816 million boe in 2020, considering the variations above and the reduction from 2020 production of 923 million boe. Production refers to volumes that were previously included in our reserves and, therefore, does not consider natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. The production also does not consider volumes of injected gas, the production of Extended Well Tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the disclosure of reserves.

In 2019, we incorporated 944 million boe of reserves proved by revisions of previous estimates, composed of:

(i) addition of 529 million boe due to technical reviews, mainly associated with good performance and increased production experience of pre-salt reservoirs in the Santos Basin;

(ii) addition of 267 million boe referring to contractual revisions, including the reallocation of volumes due to the revision of the Transfer of Rights agreement, and the extension of concession contracts in Brazil;

(iii) addition of 243 million boe due to the approval of new projects in the Santos, Campos and Espírito Santo Basins; and

(iv) a 95 million boe reduction due to economic revisions, mainly due to the price reduction.

We also incorporated 26 million boe into our proved reserves due to discoveries and extensions, mainly in the Santos Basin pre-salt, and reduced 72 million boe from our proved reserves due to proved reserve sales.

Considering the production of 913 million boe in 2019 and the variations above, the company's total proved reserve resulted in 9,590 million boe in 2019. Production refers to volumes that were included in our reserves and, therefore, does not consider natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. The production also does not consider volumes of injected gas, the production of Extended Well Tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the disclosure of reserves.

Petróleo Brasileiro S.A. – Petrobras Supplementary information on Oil and Gas Exploration and Production (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

The tables below present the volumes of proved developed and undeveloped reserves, net, that is, reflecting Petrobras' participation:

	2019
	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Total oil and gas
	(mmbbl)		(bncf)		(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,999	8	5,716	12	5,961
South America, outside Brazil (2)	1	−	67	−	12
Total Consolidated Entities	5,000	8	5,783	12	5,973
Equity Method Investees
North America (2)	18	−	7	−	19
Africa	37	−	45	−	45
Total Equity Method Investees	55	−	52	−	64
Total Consolidated and Equity Method Investees (1)	5,055	8	5,834	12	6,037
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	3,084	−	2,665	−	3,528
South America, outside Brazil (2)	1	−	89	−	15
Total Consolidated Entities	3,084	−	2,754	−	3,543
Equity Method Investees
North America (2)	4	−	2	−	5
Africa	4	−	2	−	5
Total Equity Method Investees	9	−	5	−	10
Total Consolidated and Equity Method Investees (1)	3,093	−	2,759	−	3,553
Total proved reserves (developed and undeveloped)	8,148	8	8,593	12	9,590
(1) It includes amounts related to assets held for sale (37 million barrels of oil and 45 billion cubic feet of natural gas in net proved developed reserves and 4 million barrels of oil and 2 billion cubic feet of natural gas in net proved undeveloped reserves) in Africa (PO&G).
(2) South America oil reserves includes 20% of natural gas liquid (NGL) in proved developed reserves and 59% of NGL in proved undeveloped reserves. North America oil reserves includes 4 % of natural gas liquid (NGL) in proved developed reserves and 5% of NGL in proved undeveloped reserves.
(*) Apparent differences in the sum of the numbers are due to rounding off.

Petróleo Brasileiro S.A. – Petrobras Supplementary information on Oil and Gas Exploration and Production (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

	2020
	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Total oil and gas
	(mmbbl)		(bncf)		(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,858	−	5,714	−	5,810
South America, outside Brazil (1)	−	−	26	−	5
Total Consolidated Entities	4,858	−	5,740	−	5,815
Equity Method Investees
North America (1)	17	−	7	−	18

Total Equity Method Investees	17	−	7	−	18
Total Consolidated and Equity Method Investees	4,875	−	5,747	−	5,833
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	2,676	−	1,833	−	2,982
South America, outside Brazil (1)	−	−	−	−	−
Total Consolidated Entities	2,676	−	1,833	−	2,982
Equity Method Investees
North America (1)	1	−	1	−	1

Total Equity Method Investees	1	−	1	−	1
Total Consolidated and Equity Method Investees	2,678	−	1,833	−	2,983
Total proved reserves (developed and undeveloped)	7,552	−	7,580	−	8,816
(1) South America oil reserves includes 21% of natural gas liquid (NGL) in proved developed reserves. North America oil reserves includes 6% of natural gas liquid (NGL) in proved developed reserves and 5% of NGL in proved undeveloped reserves.
(*) Apparent differences in the sum of the numbers are due to rounding off.

	2021
	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Total oil and gas
	(mmbbl)		(bncf)		(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,711	10	5,591	18	5,656
South America, outside Brazil (1)	1	−	79	−	14
Total Consolidated Entities	4,712	10	5,670	18	5,670
Equity Method Investees
North America (1)	15	−	6	−	16

Total Equity Method Investees	15	−	6	−	16
Total Consolidated and Equity Method Investees	4,727	10	5,676	18	5,686
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	3,695	−	2,865	−	4,173
South America, outside Brazil (1)	1	−	98	−	17
Total Consolidated Entities	3,696	−	2,963	−	4,190
Equity Method Investees
North America (1)	2	−	1	−	2

Total Equity Method Investees	2	−	1	−	2
Total Consolidated and Equity Method Investees	3,698	−	2,964	−	4,192
Total proved reserves (developed and undeveloped)	8,425	10	8,640	18	9,878
(1) South America oil reserves includes 24% of natural gas liquid (NGL) in proved developed reserves and 24% of NGL in proved undeveloped reserves. North America oil reserves includes 2% of natural gas liquid (NGL) in proved developed reserves and 3% of NGL in proved undeveloped reserves.
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

Standardized measure of discounted future net cash flows:

	Consolidated entities
		Abroad				Equity Method Investees (2)
	Brazil	South America	North America	Total	Total
December 31, 2021
Future cash inflows	612,924	587	-	587	613,511	1,129
Future production costs	(264,158)	(261)	-	(261)	(264,419)	(329)
Future development costs	(44,027)	(107)	-	(107)	(44,134)	(28)
Future income tax expenses	(104,568)	(61)	-	(61)	(104,628)
Undiscounted future net cash flows	200,171	159	-	159	200,330	772
10 percent midyear annual discount for timing of estimated cash flows (1)	(85,391)	(70)	-	(70)	(85,461)	(303)
Standardized measure of discounted future net cash flows	114,780	89	-	89	114,869	470
December 31, 2020
Future cash inflows	333,248	69	-	69	333,317	667
Future production costs	(182,534)	(51)	-	(51)	(182,585)	(465)
Future development costs	(31,236)	(16)	-	(16)	(31,252)	(48)
Future income tax expenses	(46,862)		-		(46,862)	(79)
Undiscounted future net cash flows	72,616	2	-	2	72,618	75
10 percent midyear annual discount for timing of estimated cash flows (1)	(26,638)		-		(26,638)	(1)
Standardized measure of discounted future net cash flows	45,978	1	-	1	45,979	74
December 31, 2019
Future cash inflows	535,788	609	-	609	536,397	4,045
Future production costs	(272,381)	(285)	-	(285)	(272,666)	(1,349)
Future development costs	(34,346)	(141)	-	(141)	(34,487)	(515)
Future income tax expenses	(86,012)	(31)	-	(31)	(86,044)	(438)
Undiscounted future net cash flows	143,049	152	-	152	143,200	1,743
10 percent midyear annual discount for timing of estimated cash flows (1)	(54,928)	(83)	-	(83)	(55,010)	(332)
Standardized measure of discounted future net cash flows	88,121	69	-	69	88,190	1,412
(1) Semiannual capitalization
(2) It includes the amount of US$ 1,047 related to PO&G assets classified as held for sale in 2019.
Apparent differences in the sum of the numbers are due to rounding off.

Petróleo Brasileiro S.A. – Petrobras Supplementary information on Oil and Gas Exploration and Production (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

Changes in discounted net future cash flows:

	Consolidated entities
		Abroad				Equity Method Investees (1)
	Brazil	South America	North America	Total	Total
Balance at January 1, 2021	45,978	1	−	1	45,979	74
Sales and transfers of oil and gas, net of production cost	(38,074)	(43)	−	(43)	(38,117)	(177)
Development cost incurred	6,035	44	−	44	6,079	37
Net change due to purchases and sales of minerals in place	(246)		−		(246)
Net change due to extensions, discoveries and improved recovery related costs			−			10
Revisions of previous quantity estimates	41,211	205	−	205	41,416	30
Net change in prices, transfer prices and in production costs	108,268	58	−	58	108,326	401
Changes in estimated future development costs	(19,900)	(119)	−	(119)	(20,019)	3
Accretion of discount	4,598		−		4,598	49
Net change in income taxes	(33,089)	(47)	−	(47)	(33,136)	48
Other - unspecified		(9)	−	(9)	(9)	(7)
Balance at December 31, 2021	114,780	89	−	89	114,869	470
Balance at January 1, 2020	88,121	69	−	69	88,190	1,412
Sales and transfers of oil and gas, net of production cost	(24,908)	(14)	−	(14)	(24,922)	(94)
Development cost incurred	5,664	3	−	3	5,666	57
Net change due to purchases and sales of minerals in place	(847)		−		(847)	(1,047)
Net change due to extensions, discoveries and improved recovery related costs	509		−		509
Revisions of previous quantity estimates	3,160	(35)	−	(35)	3,125	(10)
Net change in prices, transfer prices and in production costs	(54,606)	(145)	−	(145)	(54,751)	(375)
Changes in estimated future development costs	(4,716)	97	−	97	(4,618)	67
Accretion of discount	8,812	9	−	9	8,821	12
Net change in income taxes	24,788	24	−	24	24,812	51
Other - unspecified	-	(7)	−	(7)	(7)	1
Balance at December 31, 2020	45,978	1	−	1	45,979	74
Balance at January 1, 2019	111,121	185	−	185	111,305	2,290
Sales and transfers of oil and gas, net of production cost	(34,522)	(65)	−	(65)	(34,587)	(792)
Development cost incurred	6,819	6	−	6	6,826	150
Net change due to purchases and sales of minerals in place	(1,387)		−		(1,387)
Net change due to extensions, discoveries and improved recovery related costs	385		−		385
Revisions of previous quantity estimates	18,317	(44)	−	(44)	18,273	8
Net change in prices, transfer prices and in production costs	(34,114)	(145)	−	(145)	(34,259)	(505)
Changes in estimated future development costs	(5,324)	60	−	60	(5,265)	(97)
Accretion of discount	11,112	25	−	25	11,137	244
Net change in income taxes	15,714	41	−	41	15,755	363
Other - unspecified		7	−	7	7	(249)
Balance at December 31, 2019	88,121	69	−	69	88,190	1,412
(1) It includes the amount of US$ 1,675 related to PO&G assets classified as held for sale at January 1st, 2019. Includes the amount of US$ 1,047 related to PO&G assets classified as held for sale at December 31, 2019.
Apparent differences in the sum of the numbers are due to rounding off.

PETROBRAS

PETR3 B3 LISTED N2 | PETR4 B3 LISTED N2 | PBR LISTED NYSE | PBRA LISTED NYSE | COTIZADO EN LATIBEX XPBRA | COTIZADO EN LATIBEX XPBR

MINISTRY OF MINES AND ENERGY

PÁTRIA AMADA BRASIL
BRAZILIAN GOVERNMENT