Form 20-F
period 2024-12-31
PETROBRAS - PETROLEO BRASILEIRO SA
filed 2025-04-03
CIK 1119639

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2024
Commission File Number 001-15106

Petróleo Brasileiro S.A. — Petrobras

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation — Petrobras
(Translation of registrant’s name into English)

The Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Avenida Henrique Valadares, 28 - 20231-030 - Rio de Janeiro – RJ - Brazil
(Address of principal executive offices)

Fernando Sabbi Melgarejo
Chief Financial Officer and Chief Investor Relations Officer
(55 21) 3224-2401—dfinri@petrobras.com.br
Avenida Henrique Valadares, 28, Tower A, 18th floor - 20231-030 - Rio de Janeiro – RJ - Brazil
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Petrobras Common Shares, without par value*	PBR/PBRA	New York Stock Exchange*
Petrobras American Depositary Shares, or ADSs (evidenced by American Depositary Receipts, or ADRs), each representing two Common Shares	PBR/PBRA	New York Stock Exchange
Petrobras Preferred Shares, without par value*	PBR/PBRA	New York Stock Exchange*
Petrobras American Depositary Shares (as evidenced by American Depositary Receipts), each representing two Preferred Shares	PBR/PBRA	New York Stock Exchange
8.750% Global Notes due 2026, issued by PGF	PBR	New York Stock Exchange
7.375% Global Notes due 2027, issued by PGF	PBR	New York Stock Exchange
5.999% Global Notes due 2028, issued by PGF	PBR	New York Stock Exchange
5.750% Global Notes due 2029, issued by PGF	PBR	New York Stock Exchange
5.093% Global Notes due 2030, issued by PGF	PBR	New York Stock Exchange
5.600% Global Notes due 2031, issued by PGF 6.500% Global Notes due 2033, issued by PGF	PBR	New York Stock Exchange New York Stock Exchange
6.000% Global Notes due 2035, issued by PGF	PBR	New York Stock Exchange
6.875% Global Notes due 2040, issued by PGF (successor to PifCo)	PBR	New York Stock Exchange
6.750% Global Notes due 2041, issued by PGF (successor to Pifco)	PBR	New York Stock Exchange
5.625% Global Notes due 2043, issued by PGF	PBR	New York Stock Exchange
7.250% Global Notes due 2044, issued by PGF	PBR	New York Stock Exchange
6.900% Global Notes due 2049, issued by PGF	PBR	New York Stock Exchange
6.750% Global Notes due 2050, issued by PGF	PBR	New York Stock Exchange
5.500% Global Notes due 2051, issued by PGF	PBR	New York Stock Exchange
6.850% Global Notes due 2115, issued by PGF	PBR	New York Stock Exchange

_________________

*	Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each class of stock as of December 31, 2024 was:
7,442,231,382 Petrobras Common Shares, without par value
5,446,501,379 Petrobras Preferred Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Yes ☐ No ☒

Annual Report and Form 20-F 2024 I 4

Annual Report and Form 20-F 2024 I 5

Disclaimer

We have presented the information in this annual report and Form 20-F in a manner consistent with how we view our business. In order to facilitate your review, this annual report and Form 20-F for the year ended December 31, 2024 (referred to herein as our “annual report”) has a cross-reference guide to SEC Form 20-F under “Cross-Reference to Form 20-F”.

Unless the context otherwise indicates, please consider this report the annual report of Petróleo Brasileiro S.A. – Petrobras. Unless the context otherwise requires, the terms “Petrobras,” “the Company,” “our company,” “we,” “us” and “our” refer to Petróleo Brasileiro S.A. – Petrobras and its consolidated subsidiaries, joint operations and structured entities.

Our audited consolidated financial statements, presented in U.S. dollars, included in this annual report and the financial information contained in this annual report that is derived therefrom are prepared in accordance with the IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”).

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

The information available on our website, or on any website referenced herein, is not and shall not be deemed to be incorporated by reference to this annual report.

The 2024 GHG emissions performance results presented in this annual report will be subject to third party verification, and although we do not expect significant differences, the audited results may differ from the results presented herein.

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

We have made forward-looking statements that address, among other things:

–	Our marketing and expansion strategy;
–	Our exploration and production activities, including drilling;
–	Our activities related to refining, import, export, transportation of oil, natural gas and oil products, petrochemicals, power generation, biofuels and other sources of renewable energy;
–	Our commitment with respect to ESG practices and low carbon and environmental sustainability;
–	Our projected and targeted capital expenditures, commitments and revenues;

Annual Report and Form 20-F 2024 I 6

–	Our liquidity and sources of funding;
–	Our pricing strategy and development of additional revenue sources; and
–	The impact, including cost, of acquisitions and divestments.

Our forward-looking statements are not guarantees of future performance and are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict. Our actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following:

–	Our ability to obtain financing;
–	General economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates;
–	Global economic conditions;
–	Our ability to find, acquire or gain access to additional reserves and to develop our current reserves successfully;
–	Uncertainties inherent in making estimates of our oil and gas reserves, including recently discovered oil and gas reserves;
–	Competition;
–	Technical difficulties in the operation of our equipment and the provision of our services;
–	Changes in, or failure to comply with, laws or regulations, including with respect to fraudulent activity, corruption and bribery;
–	Receipt of governmental approvals and licenses;
–	International and Brazilian political, economic and social developments, including the role of the Brazilian government, as our controlling shareholder, in our business;
–	Natural disasters, accidents, military operations, acts of sabotage, wars or embargoes;
–	Cybersecurity threats, breaches, and disruptions;
–	Global health crises, such as the COVID-19 pandemic;
–	The impact of expanded regional or global conflict, including the conflict between Russia and Ukraine, and the conflict in the Middle East;
–	The cost and availability of adequate insurance coverage;
–	Our ability to successfully implement acquisitions, partnerships or asset sales in our portfolio management program;
–	Our ability to successfully implement our Strategic Plan 2050 and Business Plan 2025-2029, whether those strategic and business plans remains in place, and the direction of any subsequent strategic and business plans;
–	The outcome of ongoing corruption investigations and any new facts or information that may arise in relation to past investigations related to alleged irregularities or corruption;
–	The effectiveness of our risk management policies and procedures, including operational risk;
–	Potential changes to the composition of our Board of Directors and our management team; and
–	Litigation, such as class actions or enforcement or other proceedings brought by governmental and regulatory agencies.

Annual Report and Form 20-F 2024 I 7

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

Documents on Display

We are subject to the information requirements of the Exchange Act. For further information about obtaining copies of our public filings at the NYSE, please call +1 (212) 656-4050. Our SEC filings are available to the public at the SEC’s website at www.sec.gov and at our website at www.petrobras.com.br/ir. You may also inspect our reports and other information at the offices of the New York Stock Exchange, or NYSE, at 11 Wall Street, New York, New York 10005, on which our ADSs are listed.

We also furnish reports on Form 6-K to the SEC containing our unaudited consolidated interim financial statements and other financial information of our company.

We also file audited consolidated financial statements, unaudited consolidated interim financial information and other periodic reports with the CVM.

Annual Report and Form 20-F 2024 | 8

Glossary

Glossary of Certain Terms used in this Annual Report

Unless the context indicates otherwise, the following terms are defined as follows:

ACL	Ambiente de Comercialização Livre (Free Market Environment). Market segment in which the purchase and sale of electrical energy are the subject of freely negotiated bilateral agreements, according to specific market rules and procedures.
ACR	Ambiente de Comercialização Regulado (Regulated Market Environment). Market segment in which the purchase and sale of electrical energy between selling agents and distribution agents is preceded by a bidding process, except for cases provided by law, according to specific market rules and procedures.
ADR	American Depositary Receipt.
ADS	American Depositary Share.
AIP	The Acordo de Individualização da Produção (Productions Individualization Agreement). The AIP applies in situations where the reservoirs extend beyond the areas granted or contracted, as regulated by ANP.
AMS	The AMS (Assistência Multidisciplinar de Saúde) Plan, that continues as the registered name in the Agência Nacional de Saúde (National Health Agency) in Brazil, is the official name of our health care plan.
ANA	The Agência Nacional de Águas e Saneamento Básico (National Water and Sanitation Agency).
ANEEL	The Agência Nacional de Energia Elétrica (Brazilian Electricity Regulatory Agency).
ANM	The Agência Nacional de Mineração (National Mining Agency).
ANP	The Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (Brazilian National Petroleum, Natural Gas and Biofuels Agency) is the federal agency that regulates the oil, natural gas and renewable fuels industry in Brazil.

Annual Report and Form 20-F 2024 | 9

ANPD	The Autoridade Nacional de Proteção de Dados (National Data Protection Authority).
ANTAQ	The Agência Nacional de Transportes Aquaviários (Brazilian National Agency of Waterway Transportation).
ANVISA	The Agência Nacional de Vigilância Sanitária (Brazilian National Agency of Health Surveillance).
API GRAVITY	Standard measure of oil density developed by the American Petroleum Institute.
APS or Saúde Petrobras	The Associação Petrobras de Saúde (Petrobras Health Association), a non-profit association that operates our supplementary health care plan (Saúde Petrobras) since 2021, whose trade name is Saúde Petrobras.
B3	Brasil, Bolsa, Balcão, the Brazilian Stock Exchange.
Barrels	Standard measure of crude oil volume.
Biofuel	Any fuel derived from the conversion of biomass as raw material (vegetable oils, algae material, crops or animal wastes, etc.) and/or produced through biological processes, such as fermentation and others.
BioQav	Aviation turbine fuel used to power aircraft, produced from several biomass sources in different production processes, also known as “biojet”, “biokerosine” or “SAF” (sustainable aviation fuel) and named by the ANP as “Alternative Jet Fuel”, which must be added to conventional jet fuel up to a maximum limit that varies from 10% to 50% by volume depending on the production process, as defined in ASTM (American Society for Testing and Materials) Annex D-7566 and ANP Resolution 778/2019.
BNDES	Banco Nacional de Desenvolvimento Econômico e Social (Brazilian National Development Bank).
Business Plan 2025-29	Business Plan 2025-2029.

Annual Report and Form 20-F 2024 | 10

Braskem	Braskem S.A. is currently the largest producer of thermoplastic resins in the Americas and the largest producer of polypropylene in the United States. Its production focuses on polyethylene (PE), polypropylene (PP) and polyvinylchloride (PVC) resins, in addition to basic chemical inputs such as ethylene, propylene, butadiene, benzene, toluene, chlorine, soda, and solvents, among others. Together, they make up one of the most comprehensive portfolios in the industry, by also including the green polyethylene produced from sugarcane from 100% renewable sources.
Brazilian Treasury	The Tesouro Nacional (Brazilian National Treasury) is a Secretariat of the Ministry of Finance, responsible for financial programming, accounting, management of the federal public debt, federal financial and securities assets and the Brazilian federal government’s financial relationship with states and municipalities in Brazil. The Brazilian National Treasury's mission is to seek fiscal balance through efficient, proactive and transparent management of public accounts and act in the structuring of financing channels that can make sustainable public interest policies viable, contributing to Brazil's intertemporal economic and social development.
Brent Crude Oil	A major trading classification of light crude oil that serves as a major benchmark price for commercialization of crude oil worldwide.
CADE	Conselho Administrativo de Defesa Econômica (Administrative Council for Economic Defense).
Câmara de Arbitragem do Mercado	An arbitration chamber governed and maintained by B3.
Capital Expenditures or CAPEX	Capital expenditures based on the cost assumptions and financial methodology adopted in our Strategic Plan, which includes acquisition of PP&E and intangible assets, acquisition of equity interests, as well as other items that do not necessarily qualify as cash flows used in investing activities, comprising geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.
Carbon Intensity in E&P	E&P GHG Emissions Intensity. GHG emissions, in terms of CO₂e, from E&P activities in relation to the total oil and gas operated production (wellhead) registered in the same period. Scope 1 and 2 GHG emissions are considered. This indicator represents the rate of GHG emissions per barrel of oil equivalent produced. It covers oil and gas exploration and production activities under operational control, and is used to analyze the carbon performance of the assets in our current and future portfolio.
Carbon Intensity in Refining	Refining GHG Emissions Intensity represents GHG emissions, in terms of CO₂e, from Refining activities in relation to Complexity Weighted Tone (CWT). This indicator covers refining activities with operational control and composes the analysis of the carbon performance of the assets in our current and future portfolio.
CBA	Acordo Coletivo de Trabalho (Collective Bargaining Agreement).
CCUS	Carbon Capture, Utilization and Storage.

Annual Report and Form 20-F 2024 | 11

Central Bank of Brazil	The Banco Central do Brasil.
Central Depositária	The Central Depositária de Ativos e de Registro de Operações do Mercado, which serves as the custodian of our common and preferred shares (including those represented by ADSs) on behalf of our shareholders.
CEO	Chief Executive Officer.
CFO	Chief Financial Officer.
CMN	The Conselho Monetário Nacional (National Monetary Council) is the highest authority of the Brazilian financial system, responsible for the formulation of the Brazilian currency, exchange and credit policy, and for the supervision of financial institutions.
CNODC	CNODC Brasil Petróleo e Gás Ltda., a subsidiary in Brazil of the China National Petroleum Corporation (CNPC).
CNOOC	China National Offshore Oil Corporation (CNOOC), or its subsidiary that operates in Brazil, CNOOC Petroleum Brasil Ltda.
CNPC	China National Petroleum Corporation (CNPC).
CNPE	The Conselho Nacional de Política Energética (National Energy Policy Council), chaired by the Minister of Mines and Energy, is an advisory body to the Brazilian President for the formulation of energy policies and guidelines.
CONAMA	Conselho Nacional do Meio Ambiente (National Council for the Environment in Brazil).
Condensate	Hydrocarbons that are in the gaseous phase at reservoir conditions but condense into liquid as they travel up the wellbore and reach separator conditions.
CVM	The Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission).
CWT	Complexity Weighted Tone, which represents a measure of activity, similar to UEDC (Utilized Equivalent Distillation Capacity), which considers the potential for GHG emissions, equivalent to distillation, per process unit, allowing better comparability between refineries of different complexities.

Annual Report and Form 20-F 2024 | 12

D&M	DeGolyer and MacNaughton, an independent petroleum engineer consulting firm that conducts reserves evaluation of part of our proved crude oil, Condensate and natural gas reserves.
Deepwater	Between 300 and 1,500 meters (984 and 4,921 feet) deep.
Depositary	JPMorgan.
Digital Twin	Digital representation of a physical asset, system or process. It uses real-time data, AI and simulations to mirror the physical counterpart's behavior and performance, allowing for monitoring, analysis and optimization. This technology is widely used in various industries to improve efficiency, predict maintenance needs and enhance decision-making.
Distillation	Physical process involving vaporization and condensation, whereby petroleum is separated (refined) into oil products.
E&P or Exploration & Production	Exploration & Production is our business segment that covers the activities of exploration, development and production of crude oil, NGL and natural gas in Brazil and abroad.
EPCI	Engineering, Procurement, Construction and Installation, a form of contracting arrangement common within the offshore industry.
ESG	Environmental, Social and Governance.
ESI	Energy Sustainability Index recognizes the impact of these low carbon energy sources, at a regional or country-level, without losing sight of the consumption-side efficiency of refinery process units which refiners understand is key for long term carbon reduction worldwide.
EWT	Extended well test.
Exchange Act	Securities Exchange Act of 1934, as amended.
Fitch	Fitch Ratings Inc., a credit rating agency.
FPSO	Floating production, storage and offloading unit.

Annual Report and Form 20-F 2024 | 13

G&LCE or Gas & Low Carbon Energies	Gas & Low Carbon Energies is our business segment that covers the activities of logistics and trading of natural gas and electricity, the transportation and trading of LNG, the generation of electricity by means of thermoelectric power plants, as well as natural gas processing. It also includes renewable energy businesses, low carbon services (carbon capture, utilization and storage) and the production of biodiesel and its co-products.
BOAVENTURA or BOAVENTURA Cluster (formerly GASLUB)	Located in southeastern Brazil (Itaboraí, in the state of Rio de Janeiro), the BOAVENTURA Cluster, formerly GASLUB, is comprised of the UPGNs and other underlying utilities.
GASBOL	The 557 km gas pipeline system in the Bolivian section of the Bolivia-Brazil gas pipeline.
Gaspetro	Petrobras Gás S.A., or Gaspetro, was our subsidiary from which we divested in July 2022, in which we had a 51% equity interest and a holding company with equity interests in 18 Brazilian local gas distribution companies, with Mitsui holding the remaining 49% interest.
GHG	Greenhouse gas.
Gross revenues	Gross revenues represent Sales revenues plus sales taxes, which mainly includes the following taxes imposed in Brazil: Contribution for Intervention in the Economic Domain (CIDE), social contributions PIS and COFINS, and tax over services and goods (ICMS).
GSA	Long-term Gas Supply Agreement entered into with the Bolivian state-owned company Yacimientos Petroliferos Fiscales Bolivianos.
GTB or Gas Transboliviano S.A.	Gas Transboliviano S.A. is a company operating in the natural gas transportation industry, responsible for the administration and operation of the 557 km gas pipeline system in GASBOL, with an installed capacity of 30 million m³/d. GTB is connected to TBG on the Bolivia-Brazil border in the state of Mato Grosso do Sul.
HDT or Hydrotreating	Process widely used in the oil refining industry to remove heteroatoms such as sulfur and nitrogen from gasoline, kerosene and/or diesel in the presence of specific catalysts, hydrogen and adequate conditions of temperature and pressure. The aim is to adjust composition to comply with fuel specifications.
HSE	Health, Safety and Environment.
IAGEE	Índice de Atendimento às Metas de Gases do Efeito Estufa (Greenhouse Gas Emissions Target Achievement Indicator). The indicator of compliance with the Greenhouse Gas Emissions Targets.

Annual Report and Form 20-F 2024 | 14

IASB	International Accounting Standards Board.
IBAMA	The Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (Brazilian Institute of the Environment and Renewable Natural Resources).
Ibovespa or IBOV	The gross total return index weighted by free float market cap and comprised of the most liquid stocks traded on the B3. It was created in 1968.
ICMBio	The Instituto Chico Mendes de Conservação da Biodiversidade (Chico Mendes Institute for Biodiversity Conservation).
ICMS	Brazilian tax over services and goods.
IPHAN	The Instituto do Patrimônio Histórico e Artístico Nacional (National Institute of Historic and Artistic Heritage).
IFRS Accounting Standards	IFRS Accounting Standards as issued by the International Accounting Standards Board.
IOF	Imposto sobre Operações Financeiras (Brazilian taxes over financial transactions).
IPCA	The Índice Nacional de Preços ao Consumidor Amplo (National Consumer Price Index).
JPMorgan	JPMorgan Chase Bank, N.A.
Just energy transition	A just energy transition is an energy transition committed to promoting equity and social participation, minimizing negative impacts on communities, workers, companies and social segments vulnerable to transformations in the energy system and maximizing opportunities for socioeconomic development, increasing the competitiveness of the productive sector and combating inequality and poverty, at international, regional and local levels.
KPI	Key Performance Indicators.
Lava Jato	Operação Lava Jato (Lava Jato Operation), as detailed in “Legal and Tax – Legal Proceedings – Lava Jato Investigation” in this annual report.

Annual Report and Form 20-F 2024 | 15

LIBOR	The London Interbank Offered Rate was a benchmark interest rate at which major global banks lend to one another in the international interbank market for short-term loans until June 30, 2023.
Lifting Cost	An indicator that represents the unit lifting cost of an equivalent barrel, considering the relationship between costs and production. It includes expenses for the execution and maintenance of production processes. Costs related to the chartering of third-party platforms, production taxes, depreciation, depletion, and amortization are not considered in this indicator.
LNG	Liquefied natural gas.
LPG	Liquefied petroleum gas, which is a mixture of hydrocarbons with up to four carbon atoms.
LUBNOR	Refinery Lubrificantes e Derivados de Petróleo do Nordeste.
Partially state-owned Company	Means a mixed joint stock corporation (public and private shareholders).
MME	The Ministério de Minas e Energia (Ministry of Mines and Energy) of Brazil.
Moody’s	Moody’s Investors Service, Inc., a credit rating agency.
MTF	Euro Multilateral trading Facility.
Natural Gasoline (C5+)	Natural Gasoline C5+ is a NGL produced at natural gas processing plants with a vapor pressure intermediate between Condensate and LPG, which may compose a gasoline blend.
Nelson Complexity Index or NCI	The Nelson Complexity Index or NCI is a measure of the sophistication of an oil refinery, where more complex refineries are able to process heavier oils and produce lighter and more valuable products from a barrel of oil. The NCI is measured on a scale of one to 20, where higher numbers correspond to more complex and expensive refineries.
New frontier areas	Geographic areas that have not yet been widely explored for the production of oil and natural gas.
NGL	Natural Gas Liquids (NGL), the liquid resulting from the processing of natural gas and containing the heavier gaseous hydrocarbons.

Annual Report and Form 20-F 2024 | 16

NTS	Nova Transportadora do Sudeste S.A.
NYSE	The New York Stock Exchange.
NYSE Arca Oil Index or Arca Oil (formerly AMEX Oil Index)	The NYSE Arca Oil Index, formerly the AMEX Oil Index, ticker symbol XOI, is a price-weighted index of the leading companies involved in petroleum exploration, production and development. It measures the oil industry’s performance through changes in the sum of the prices of component stocks. The index was developed with a base level of 125 as of August 27, 1984.
OCF	Operating Cash Flow (net cash provided by operating activities).
Oil	Crude oil, including NGLs and Condensates.
Oil Products	Petroleum products, produced through processing in refineries (diesel, gasoline, LPG and other products).
ONS	The Operador Nacional do Sistema Elétrico (National Electric System Operator) of Brazil.
Operated Production	Production of a gas or oil field, including Petrobras’ and partners’ respective shares.
Operating Income	Equivalent to the caption income before net finance expense, results of equity-accounted investments and income taxes derived in our audited consolidated financial statements.
Organic Reserves Replacement Ratio or Organic RRR	Measures the amount of Proved Reserves added to a company’s reserve base during the year, excluding disposals and acquisitions of Proved Reserves, relative to the amount of oil and gas produced.
OSRL	Oil Spill Response Limited.
PDV	Programa de Desligamento Voluntário (Voluntary Severance Program).
Petrochemicals	Chemicals mainly obtained from oil and natural gas (as opposed to fuels) such as ethane, ethylene, propane, propylene, benzene, xylenes, polypropylene, polyethylene and others. Renewable resources can also be used as raw materials.

Annual Report and Form 20-F 2024 | 17

Petros	Fundação Petros de Seguridade Social, Petrobras’ employee pension fund.
PGF	Petrobras Global Finance B.V.
PifCo	Petrobras International Finance Company S.A.
PLR	The Participação nos Lucros e Resultados (Profit Sharing Program) is a remuneration model based on the division of profits with our employees. Our PLR is governed by Brazilian Law 10,101/2000 and follows the guidelines of the SEST. These annual guidelines define various aspects of this type of reward, such as format, flow, governance, financial and remuneration limits.
PLSV	Pipe laying support vessel.
Post-salt	A geological formation containing oil or natural gas deposits located above a salt layer.
PP&E	Property, plant and equipment.
PPP	The Prêmio por Performance (Performance Award Program) is part of our Variable Remuneration Program, exclusive to members of the Executive Board (Officers) [5].
PPSA	Pré-Sal Petróleo S.A.
PRD	The Prêmio por Desempenho – PRD (Accomplishment Award) is part of our Variable Remuneration Program
Pre-salt Polygon	Underground region formed by a vertical prism of undetermined depth, with a polygonal surface defined by the geographic coordinates of its vertices established by Law No. 12,351/2010, as well as other regions that may be delimited by the Brazilian federal government, according to the evolution of geological knowledge.
Pre-salt	A geological formation containing oil or natural gas deposits located beneath a salt layer.

Annual Report and Form 20-F 2024 | 18

Proved Developed Reserves	Reserves that can be expected to be recovered through: (i) existing wells with existing equipment and operating methods or for which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) installed extraction equipment and infrastructure operational at the time of the reserve estimate if the extraction is by means not involving a well.
Proved Reserves	Consistent with the definitions of Rule 4-10(a) of Regulation S-X, proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price is the unweighted arithmetic average of the first-day-of-the-month price during the twelve- month period prior to December 31, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The project to extract the hydrocarbons must have commenced or we must be reasonably certain that we will commence the project within a reasonable time. Reserves that can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir or an analogous reservoir, provides support for the engineering analysis on which the project or program was based.
Proved Undeveloped Reserves	Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required. Reserves on undrilled acreage are limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. Undrilled locations are classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. Proved undeveloped reserves do not include reserves attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology establishing reasonable certainty.
Production Sharing Contract or PSC	Production Sharing Contract regulates the rights and obligations under the exploration and production regime for oil, natural gas, and other fluid hydrocarbons, where the contractor undertakes exploration, appraisal, development, and production activities at its own risk and expense. In the event of a commercial discovery, the contractor is entitled to recover cost oil, the production volume corresponding to royalties due, and a share of profit oil, as per the proportions, conditions, and terms established in the contract, in accordance with Law No. 12.351/2010.
REFAP	Refinery Alberto Pasqualini.
REGAP	Refinery Gabriel Passos.
REMAN	Refinery de Manaus.

Annual Report and Form 20-F 2024 | 19

REPAR	Refinery Presidente Getúlio Vargas.
RD&I	Research, Development and Innovation.
RLAM	Refinery Landulpho Alves.
RNEST	Refinery do Nordeste Abreu e Lima.
Reserves Replacement Ratio or RRR	Measures the amount of Proved Reserves added to a company’s reserve base during the year relative to the amount of oil and gas produced.
Reserves to production ratio or R/P	Calculated as the amount of Proved Reserves of the year relative to the amount of oil and gas produced during the year, indicating the number of years reserves would last if production remains constant.
RT&M or Refining, Transportation & Marketing	Refining, Transportation & Marketing is our business segment that covers the activities of refining, logistics, transport, acquisition and exports of crude oil, as well as trading of oil products, in Brazil and abroad. This segment also includes the petrochemical operations (which includes holding interests in petrochemical companies in Brazil), and fertilizer production.
S&P	Standard & Poor’s Financial Services LLC, a credit rating agency.
SCC-CO2 production losses	Measures the absolute production loss resulting from stress corrosion cracking, induced by CO2 in production pipelines.
SEC	The United States Securities and Exchange Commission.
SELIC	The Central Bank of Brazil base interest rate.
SEST	The Secretaria de Coordenação e Governança das Empresas Estatais (Secretary of Coordination and Governance of State-Owned Companies).
Sete Brasil	Sete Brasil Participações, S.A.

Annual Report and Form 20-F 2024 | 20

Shell	Shell Plc, or its subsidiary that operate in Brazil, Shell Brasil Petróleo Ltda.
SIX	Shale Industrialization Unit.
SOFR	The Secured Overnight Financing Rate is a benchmark interest rate based on transactions in the Treasury repurchase marketing, for dollar-denominated derivatives and loans that replaced the LIBOR.
SPE	Society of Petroleum Engineers.
Strategic Plan or SP 2050	Strategic Plan 2050.
Synthetic Oil and Synthetic Gas	A mixture of hydrocarbons derived by upgrading (i.e., chemically altering) natural bitumen from oil sands, kerogen from oil shales, or processing of other substances such as natural gas or coal. Synthetic Oil may contain sulfur or other non-hydrocarbon compounds and has many similarities to crude oil.
TAG	Transportadora Associada de Gás S.A.
TBG	Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. is a company operating in the natural gas transportation industry, in which we have a 51% equity interest, owner of 2,593 km gas pipeline system, located mainly in the South and Southeast regions of Brazil, with installed capacity of 30 million m³/d. TBG is connected to GTB, which is responsible for the Bolivian side of the gas pipeline, which permits access to Bolivian natural gas, and is connected to Nova Transportadora do Sudeste S.A.’s (NTS) gas pipeline, which permits access to Brazilian natural gas.
TCU	The Tribunal de Contas da União (Federal Auditor’s Office) is a constitutionally established body linked to the Brazilian Congress, responsible for assisting it in matters related to the supervision of the Brazilian federal government and its resources with respect to accounting, finance, budget, operational and public property (patrimônio público) matters.
TJLP	The Taxa de Juros de Longo Prazo (Brazil’s long-term interest rate) is set quarterly by the CMN (as defined above). The rate is one of the benchmark rates used by BNDES in its loans to companies.
ToR Surplus	Volume that exceeds what has been contracted under the Transfer of Rights agreement in specified Pre-salt areas. See “Legal and Tax —Material Contracts” in this annual report.

Annual Report and Form 20-F 2024 | 21

TotalEnergies	TotalEnergies SE, or its subsidiary that operates in Brazil, Total E&P do Brasil Ltda.
Transfer of Rights Agreement or ToR	An agreement under which the Brazilian federal government assigned to us the right to explore and produce up to five billion barrels of oil equivalent (bnboe) in specified Pre-salt areas in Brazil. See “Legal and Tax —Material Contracts” in this annual report.
Transpetro	Petrobras Transporte S.A.
TRIR	Total recordable injury per million man-hour frequency rate. Number of fatal accidents, lost-time injuries, injuries involving substitute work and medical treatment injuries per million hours worked. It is a performance indicator used by the industry to measure occupational safety performance. This indicator is analyzed at all management levels, including the board of directors.
Ultra-deepwaters	Over 1,500 meters (4,921 feet) deep.
UPGN	Unidade de Processamento de Gás Natural (Natural-gas processing Units). A natural gas processing plant is a facility designed to process raw natural gas from the offshore production fields by separating impurities and various non-methane hydrocarbons and fluids through different technologies to produce specified natural gas for final consumption. Through the process, a gas processing plant can also recover natural gas liquids (condensate, natural gasoline and liquefied petroleum gas) with higher added value.
UTE	Usina Termoelétrica (Thermal Power Plant). A thermoelectric plant is a power generation plant in which heat energy is converted to electrical energy.
Utilization of Refining Capacity	Measures how much crude oil refineries are processing or "running" as a percentage of their maximum capacity.
VAZO Indicator	Oil and Oil Products Spilled Volume indicator. The total volume of oil or oil products spilled in events of leakages individually greater than 1 bbl (0.159 m³) that reached water bodies or soil that wasn’t made impermeable. This volumetric criterion (>1 barrel) is aligned with the ANP Manual for reporting incidents for E&P activities. Sabotage and theft-related spills are not considered.
Vibra	Vibra Energia S.A., formerly “Petrobras Distribuidora.”

Annual Report and Form 20-F 2024 | 22

Well Connection Cost

Measures the evolution of the average connection cost of production development wells. This KPI represents the sum of the total cost of well connections concluded in the corresponding year over the total cost of well connections planned in the strategic plan for the same well connections.

Additionally, this KPI only includes Pre-salt wells.

Well Construction Cost

Measures the evolution of the average cost of wells construction. This KPI represents the sum of the average cost of drilling and completion concluded in the corresponding year.

The reference database includes only production development wells drilling and completion in the corresponding year, excluding exploratory and reservoir data acquisition wells.

Well Construction Duration

Measures the evolution of the average duration of well construction. This KPI represents the sum of the average duration of drilling and completion concluded in the corresponding year.

The reference database includes only production development well drilling and completion in the corresponding year, excluding exploratory and reservoir data acquisition wells.

Wildcat Well	An exploration well that is drilled in areas with no oil and gas production history. Wildcat wells face a substantial risk of being dry holes.
YPF	YPF Sociedad Anónima or YPF S.A.
YPFB	Yacimientos Petroliferos Fiscales Bolivianos.

Annual Report and Form 20-F 2024 | 23

About us

We are a Brazilian partially state-owned company, one of the largest producers of oil and gas in the world according to Bloomberg, primarily engaged in exploration and production, refining, energy generation and trading. We have expertise in exploration and production in deep and Ultra-deepwaters as a result of almost 50 years of developing Brazil’s offshore basins, a leader worldwide in this segment.

We are committed to being the best energy company in terms of diversification, integration and value generation, reconciling the focus on oil and gas with low carbon businesses. Accordingly, we are adopting different strategies for the specific segments in which we operate, investing in the decarbonization of our operations, in the generation of renewable energy, and in sustainable fuels. Furthermore, we are expanding our research in the field of low carbon businesses.

We seek to build a more sustainable world, with the principles of safety, respect for the environment, and full attention to people’s needs, such as: policies and implementation actions to promote diversity, equity and inclusion, in the countries where we operate, as well as the health, well-being and physical and psychological safety of employees.

We are one of the largest companies in market capitalization in Latin America according to Bloomberg, with a market capitalization of US$81.0 billion as of December 31, 2024. We have over 49 thousand employees (including subsidiaries in Brazil and abroad).

Datasheet

Name of the company: Petróleo Brasileiro S.A. – Petrobras

Date of Incorporation: 1953

Country of Incorporation: Brazil

Registration number at the CVM: 951-2

Central Index Key (CIK) at the SEC: 0001119639

Address of principal executive office: Avenida Henrique Valadares, 28, 20231-030, Rio de Janeiro, RJ, Brazil

Telephone number: (55 21) 3224 2401

Corporate and investor relations websites: www.petrobras.com and www.petrobras.com.br/ir.

Corporate purpose established in our Bylaws: research, extraction, refining, processing, trading and the transport of oil, its by-products, natural gas and other fluid hydrocarbons from wells, shale and other rocks, in addition to energy-related activities, and the research, development, production, transport, distribution, sale and trading of all forms of energy, and other related activities or similar purposes.

Annual Report and Form 20-F 2024 | 25

Overview

Vision

Purpose

To provide energy that ensures **prosperity** in an **ethical**, **just**, **safe** and **competitive** way

Values

- Care for people
- Integrity
- Sustainability
- Innovation
- Commitment to Petrobras and Brazil

Full attention to people means caring for individuals by promoting policies and implementing actions that foster diversity, equity, and inclusion, while prioritizing the health, well-being, and physical and psychological safety of our employees. In summary, it involves being dedicated to meeting our employees' needs.

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

Our business, however, goes beyond oil and gas exploration and production. It entails a long process through which we get the oil and gas to our refineries and gas treatment units, which are themselves in constant evolution to supply the best products.

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

Annual Report and Form 20-F 2024 | 26

We currently divide our business into three main segments:

_	Exploration & Production (E&P): this segment covers the activities of exploration, development and production of crude oil, NGL and natural gas in Brazil and abroad, for the primary purpose of supplying our domestic refineries. This segment also operates through partnerships with other companies, including holding interests in non-Brazilian companies in this segment.
_	Refining, Transportation & Marketing (RT&M): this segment covers the activities of refining, logistics, transport, acquisition and exports of crude oil, as well as trading of oil products in Brazil and abroad. This segment also includes petrochemical operations (which involves holding interests in petrochemical companies in Brazil), and fertilizer production.
_	Gas & Low Carbon Energies (G&LCE): this segment covers the activities of logistics and trading of natural gas and electricity, the transportation and trading of LNG, the generation of electricity by means of thermoelectric power plants, as well as natural gas processing. It also includes renewable energy businesses, low carbon services (carbon capture, utilization and storage) and the production of biodiesel and its co-products.

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

In 2024, we had activities, as described below, in seven countries besides Brazil (i.e., Argentina, Bolivia, Colombia, the U.S., the Netherlands, Democratic Republic of São Tomé and Príncipe, and Singapore).

In Latin America, our operations include upstream, marketing and retail services. In North America, we produce oil and gas through an interest in a joint venture. We have subsidiaries that support our trading and financial activities in Rotterdam, Houston, Buenos Aires and Singapore. These companies act as complete and active trading desks for markets worldwide and are responsible for market intelligence and trading of oil, oil products, natural gas, biofuels, commodity derivatives and shipping. In Africa, we have exploratory operations in the Democratic Republic of São Tomé and Príncipe.

We operate through 13 direct subsidiaries (11 incorporated under the laws of Brazil and two incorporated abroad) and one direct joint operation as listed below. We also have indirect subsidiaries, including Petrobras Global Trading B.V., Petrobras Global Finance B.V., Petrobras America Inc. and Petrobras Netherlands B.V.

Annual Report and Form 20-F 2024 | 27

Companies	Location	Our shareholding	Other shareholders
Petrobras Transporte S.A. – Transpetro	Brazil	100.00%	—
Petrobras Logística de Exploração e Produção S.A. – PB-LOG	Brazil	100.00%	—
Petrobras Biocombustível S.A.	Brazil	100.00%	—
Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. – TBG	Brazil	51.00%	BBPP Holdings Ltda. (29%) YPFB Transporte S.A. (19.88%) Corumba Holding S.À.R.L. (0.12%)
Procurement Negócios Eletrônicos S.A.	Brazil	72.00%	SAP Brasil Ltda. (17%) Accenture do Brasil S.A. (11%)
Araucária Nitrogenados S.A.	Brazil	100.00%	—
Termomacaé S.A.	Brazil	100.00%	—
Termobahia S.A.	Brazil	98.85%	Petros (1.15%)
Baixada Santista Energia S.A.	Brazil	100.00%	—
Fundo de Investimento Imobiliário RB Logística – FII	Brazil	99.15%	Pentágono SA DTVM (0.85%)
Petrobras Comercializadora de Gás e Energia e Participações S.A. – PBEN-P	Brazil	100.00%	—
Fábrica Carioca de Catalisadores S.A. – FCC(1)	Brazil	50.00%	Ketjen Brazil Holding Ltda. (50%)(2)
Petrobras International Braspetro – PIB BV	Abroad	100.00%	Petrobras Comercializadora de Gás e Energia e Participações S.A. (antiga 5283 Participações S.A.) (0.0007%)
Braspetro Oil Services Company – Brasoil	Abroad	100.00%	—
Associação Petrobras de Saúde - APS(3)	Brazil	93.12%	Transpetro (6.34%) TBG (0.35%) Pbio (0.14%) Termobahia (0.05%)

(1)	Joint operations.
(2)	Former Albemarie Brazil Holding Ltda
(3)	A non-profit association that operates our supplementary health care plan (AMS - Saúde Petrobras) since 2021. The percentage variation of each company is due to changes in the beneficiary base (retirees, pensioners, dependents and active employees), including additions and dismissals, over the period analyzed.

For an extended list of our subsidiaries and joint operations, including each of their full names, jurisdictions of incorporation and our percentage of equity interest, see Exhibit 8.1 to this annual report and Note 28 to our Financial Statements. Additionally, we participate in consortia that engage in the exploration of blocks and the production of oil fields in Brazil – see “Our Business — Exploration & Production — Overview” for more details.

Annual Report and Form 20-F 2024 | 28

2024 Highlights

CONSOLIDATED CORPORATE INDICATORS

SALES REVENUES (US$ million)

124,474
102,409
91,416
2022
2023
2024

OPERATING INCOME[1] (US$ million)

57,114
38,033
26,876
2022
2023
2024

GROSS DEBT (US$ million)

53,799
62,600
60,311
2022
2023
2024

CAPITAL EXPENDITURES[2] (US$ million)

9,848
12,673
16,621
2022
2023
2024

DIVIDEND PAID PER SHARE[3] (US$)

3.31
3.31
2022
1.46
1.46
2023
1.01
1.01
2024
PETR3
PETR4

TOTAL RECORDABLE INJURY RATE - TRIR

0.68
0.80
0.67
2022
2023
2024

SPILLED VOLUME[4] (m^3)

218
17
14
2022
2023
2024

GHG EMISSION (million tons of CO_2e)

48
46
47
2022
2023
2024

2) *Total Capex per year includes the payment of the signature bonus: US$892 million in 2022 for the Sépia and Atapu fields; US$141 million in 2023 for the Sudoeste de Sagitário, Água Marinha and Norte de Brava fields; and US$23 million in 2024 for the 26 concession contracts in the Pelotas Basin.*

3) *Dividends declared in reais and converted into US dollars considering the exchange rate prevailing at the date of the Board of Directors' approval for anticipations and the year-end rate for the annual complementary dividends. ADS holders will receive these distributions in proportion to the number of underlying common or preferred shares that such ADSs represent. In relation to the dividends for 2023, on April 25, 2024, shareholders approved, at the Annual General Shareholders Meeting, a change to the management's original proposal made on March 7, 2024, which had been based in the application of the Shareholders Remuneration Policy formula (US$ 14,754 million).The total amount was adjusted to include the distribution of 50% of the remaining net income that had been appropriated to the capital remuneration reserve as an extraordinary dividend (US$4,244 million). Thus, the total amount for 2023 became US$18,998 million (equivalent to US$ 1.4634 per outstanding share).*

4) *The Volume of Oil and Oil Products Spilled (VAZO) recorded in 2024 was 14.38 m^3, which is 88% below the alert limit of 120 m^3 established for the year, representing the second-best result for the company in a historical series of 10 years.*

Annual Report and Form 20-F 2024 | 29

OPERATIONAL INDICATORS BY BUSINESS SEGMENT

PROVED RESERVES (million boe)

10,473
10,921
11,386
2022
2023
2024

REFINING COST (US$/bbl)

1.94
2.38
2.65
2022
2023
2024

POWER GENERATION (average MW)

859
612
751
2022
2023
2024

OIL AND NATURAL GAS PRODUCTION (million boed)

2.68
2.78
2.70
2022
2023
2024

UTILIZATION OF REFINING CAPACITY (%)

88
92
93
2022
2023
2024

BRAZILIAN SALES AND OIL PRODUCTS PRODUCTION (mbbl/d)

1,753
1,744
1,719
1,743
1,772
1,783
2022
2023
2024
Sales
Production

LIFTING COST-BRAZIL[1] (US$/boe)

5.8
5.6
6.1
2022
2023
2024

CARBON INTENSITY - E&P (kg CO_2e/boe)

15.0
14.2
14.8
2022
2023
2024

CARBON INTENSITY - Refining (kg CO_2e/CWT)

37.9
36.8
36.2
2022
2023
2024

1) Does not include leases.

Annual Report and Form 20-F 2024 | 30

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

1.b) Failures in our information technology systems, information security systems (cybersecurity) and telecommunications systems and services can adversely impact our operations and reputation.

Our operations are highly dependent on information technology and telecommunications systems and services, as well as the degree of technological protection and the strength of the associated internal controls. Interruptions or malfunctions affecting these systems and/or their infrastructure, caused by obsolescence, technical failures, deliberate acts, or even arising from geopolitical factors or derived from third-party systems, digital infrastructure and the cloud may harm or even paralyze our business and adversely impact our operations and reputation. These situations may also lead to unforeseen costs for the recovery of information and assets, in addition to the imposition of fines or legal sanctions.

Annual Report and Form 20-F 2024 | 32

Failures in information security (including industrial and automation systems), whether external, intentional or not (e.g., malware, hackers, cyberterrorism) or internal (e.g., neglect or misuse of IT assets by employees or contractors who are in a hybrid work environment working on-site and remotely), may also impact our business and reputation, our relationship with stakeholders and external agents (government, regulatory bodies, partners, suppliers, among others), our strategic positioning towards our competitors and our operational and financial results. Additionally, the use of artificial intelligence (AI) in cyberattacks or in decision-making systems and processes may amplify existing risks and create new threats that may impact our businesses.

Artificial intelligence systems can demonstrate disparities among subgroups or languages due to biased training data or may be subject to risks such as data poisoning, which can compromise the integrity of the model, or hallucination, which can generate incorrect or misleading information. Biased training data, data poisoning and hallucination may all negatively impact internal decision-making processes based on AI. Moreover, AI may be used by external agents to automate and escalate already known cyber-attacks, making them more efficient and difficult to detect in a timely manner.

Additionally, we are subject to increasing regulations related to AI, cybersecurity and information security, including among other aspects, adequate protection of data and digital assets, supervision of cyber risks, and incident reporting. Failure to comply with these regulations at the national and international levels may result in legal sanctions, as well as impacts on our image and reputation, and affect our operational and financial results.

1.c) Maintaining our long-term oil production objectives depends on our ability to successfully incorporate and develop our reserves.

Our ability to incorporate additional reserves depends on exploration activities, which expose us to its inherent risks and may not lead to the discovery of commercially viable oil or natural gas reserves.

In addition, competition in the oil and gas sector in Brazil or difficulties in obtaining environmental licensing in New Frontier areas, both in Brazil or abroad, may make it more difficult or costly to (i) obtain additional acreage in bidding rounds for new contracts, and (ii) develop existing contracted areas.

Adding new reserves depends on our ability to conceive and implement development projects. Exploration and development activities in deepwater and Ultra-deepwater require significant capital investments and involve several factors that are beyond our control, such as significant changes in economic conditions, climate and environmental regulations and obtaining and/or renewing environmental permits, supply market capacity, and unexpected operating conditions, including equipment failures or incidents, which may restrict, delay or cancel our operations.

1.d) We may incur losses and spend time and financial resources defending pending litigations and arbitrations.

We are currently party to several administrative, legal and arbitration proceedings related to civil, administrative, tax, labor, environmental and corporate claims filed against us. These claims involve substantial amounts of money and other resources, and the total cost of unfavorable decisions can have a material adverse effect on our results and financial condition.

These legal, administrative and arbitration proceedings can have a negative impact on our results in the event of unfavorable outcomes, such as contracts’ termination and/or revision of governmental authorizations. Depending on the outcome, litigation can result in restrictions on our operations and have a material adverse effect on some of our business.

We can be affected by changes in rules, regulations and jurisprudence that can have a material adverse effect on our financial condition and results.

Annual Report and Form 20-F 2024 | 33

1.e) The selection and development of our investment projects have risks that may affect our expected results.

We constantly evaluate new project opportunities for our investment portfolio. As most projects are characterized by a long period of development and maturation, we may face changes in market conditions, such as fluctuations in input and finished product prices, new regulatory requirements, consumer preferences, and demand profile, exchange and interest rates, and financing conditions that may jeopardize our expected rates of return. We may also adjust our project approval criteria, increasing our focus on those aimed at decarbonizing operations, resulting in different risk and return profiles.

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

There are also risks related to potential delays in the execution of oil and gas projects, which may result in the mismatch of required dates between upstream and downstream projects (e.g., delay in onshore infrastructure, impacting offshore oil and gas flow, and onshore gas transportation). We, along with part of our supply chain, also face risks associated with international conflicts, wars or unplanned unavailability of critical assets and/or resources (such as drilling rigs, special vessels, and the natural gas and LNG chains) that may also impact the offshore and onshore flow and may compromise the continuity of our business production chain. Additionally, our failure to meet obligations established by the regulatory agencies may generate fines and liabilities.

Moreover, despite our expertise in exploration and production and refining, we may face new technical challenges as we move closer to the technological frontier.

Our Strategic Plan and our Business Plan include initiatives related to climate change, as such commitments are becoming increasingly relevant in the oil and gas business. Climate change risks include physical risks, such as extreme weather events and their impact on our operations, as well as risks inherent in the energy transition to a low-carbon economy, including political and/or regulatory changes and shifting market demands. To address these risks, we may need to increase our investments in climate change mitigation and adaptation measures, which may result in increased capital expenditures and significantly impact our Strategic Plan and our Business Plan. For further information on how climate change could impact our results and strategy, please see risk factor "11.a) Climate change could impact our results and strategy” in this section.

1.f) We have substantial liabilities and may be exposed to significant liquidity constraints in the short and medium term, which may materially and adversely affect our financial condition and results.

We have substantially reduced the level of our debt in recent years. However, our liabilities are still relevant and could potentially weaken our liquidity in adverse times. Considering that there may be liquidity constraints on the debt market to finance our planned investments, pay principal and interest obligations in contracted terms, and honor our financial commitments, any difficulty in raising significant amounts of debt capital in the future may affect our results and the ability to fulfill our Business Plan or any subsequent plan adopted.

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

Annual Report and Form 20-F 2024 | 34

1.g) Differing interpretations of tax regulation or changes in tax policies may have an adverse effect on our financial condition and results.

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

In addition, the Brazilian Congress may approve tax law changes that could substantially alter the Brazilian tax framework and impact our business. The tax authorities of Brazil (including the federal, state and municipal) and foreign tax authorities may also publish new legislation and/or regulation that impacts the fulfillment of tax obligations (primary and ancillary) requiring relevant efforts (human and systemic resources) by taxpayers to implement the obligations within the legal deadline. The obligation to adapt the taxpayer’s processes to the new legislation in a short time may have an adverse effect on our results and the results of our subsidiaries.

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

The reserve estimates presented are prepared based on assumptions and interpretations that are subject to risks and uncertainties. The geoscience and engineering data that we use to estimate our reserves present uncertainties that may result in differences between the expected productions in the reported reserves and those actually produced. In addition, reserve estimates may be affected by significant changes in economic conditions and climate regulations.

Technical, economic, and climate regulations uncertainties may lead to reductions in our reserve estimates and lower future productions, which may have an adverse effect on our results and financial condition.

1.i) Decommissioning projects have become more relevant in our portfolio, in addition to being subject to increasing regulatory requirements and stakeholder expectations, which may result in damage to our image and increased costs.

Decommissioning projects have become more relevant to our portfolio as concession contracts expire or production systems lose economic viability. Despite the publication of ANP Resolution 817/2020 establishing the rules for conducting the decommissioning of production systems, we may face some difficulties in defining the scope of these projects and in meeting regulatory requirements, especially due to our and the industry’s learning curve in this area, as well as the evolution of applicable regulations. Closure of operations and decommissioning can negatively impact the environment and the surrounding communities of the sites due to the processes of dismantling structures and facilities. Although our decommissioning plans have been developed in compliance with applicable law, it is possible that these plans will also face scrutiny or fail to meet stakeholder demands or expectations regarding environmental, social and governance practices. As a result, the resource demands for the projects may increase, as well as the total project and operational costs. In addition, our image and reputation may be adversely affected.

Annual Report and Form 20-F 2024 | 35

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

Regarding health benefits, projected cash flows may also be impacted by the following factors:

–	higher increase in medical costs than expected;
–	additional claims arising from benefits extension; and
–	difficulty in adjusting the contributions of participants to reflect increases in health costs.

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

Several factors may lead to legal issues and labor claims, giving rise to strikes and stoppages, such as:

–	disagreements and dissatisfaction regarding our business strategy, in particular, those related to portfolio management and its implications for the workforce;
–	human resources policies regarding remuneration, benefits and number of employees;
–	workers' contributions to cover the deficit of the pension plan (Petros);
–	implementation of regulations recently created for health care and pension plans; and
–	changes in labor legislation.

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

Annual Report and Form 20-F 2024 | 36

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

1.p) Our development in the energy transition segment, which includes low-carbon products and services, is subject to uncertainties that may negatively impact the risk profile and rate of return of our portfolio.

We may carry out acquisition projects or partnerships in the energy transition segment that may negatively impact the risk profile and rate of return of our portfolio, due to the risks associated with these new project opportunities.

The success of acquisition projects or partnerships in energy transition – which includes the development of low-carbon products and services – depends on the development of new processes, operational synergies, government regulations, recruitment and training as new skills may be needed. Therefore, the development of low-carbon products and services is subject to uncertainties that may have an adverse effect on our expected financial results.

The demand for fossil fuels is expected to decline as alternative technologies become increasingly viable and popular. Our ability to remain competitive while transitioning toward cleaner energy sources depends on factors such as regulatory developments and consumer preferences influenced by climate change and the energy transition toward cleaner energy sources. Uncertainties regarding the pace of this energy transition may affect product demand, leading to potential production and supply constraints, which could hinder the development of new profitable businesses opportunities. Failures related to the diversification of our operations may negatively impact our revenues.

Annual Report and Form 20-F 2024 | 37

1.q) As a result of acquisitions, divestments and partnerships, we are exposed to risks that could lead to financial losses.

Upon completion of each acquisition, divestment or partnership (post-closing stage), we must perform management and monitoring of the actions required and provided under the contracts related to each project, taking into account the rights and compliance with the obligations established in the documents that formalize these transactions. Failure to comply with such contractual obligations or non-exercise of rights may result in financial losses.

Furthermore, as determined by ANP, in case of the total or partial sale of our participation in E&P contracts, we remain jointly liable for abandonment costs after the new concessionaire’s production ends, should it default on this task. Such joint liability covers obligations arising prior to or after the transfer, provided that it arises from activities carried out on a date prior to the transfer. The same applies to environmental liabilities, regardless of the segment of which the divested asset is part. According to environmental legislation, liability for environmental damage is the responsibility of all those who directly or indirectly contributed to its realization, and the adjustments made between the buyer and seller parties do not release those parties of their liability.

Additionally, the sale of assets may negatively impact existing synergies and logistical integration within our company, which may adversely affect our results.

Our current or future partners may not be able to meet their obligations, including financial ones, which may jeopardize the viability of some of the projects in which we participate. Depending on the corporate structure model that rules the partnership, our partners may have the right to veto certain decisions, which may also affect the viability of some projects.

Regardless of the partner responsible for the operations of each E&P project, we may be exposed to risks associated with those operations, including litigation (where joint liability could apply) and the risks of government sanctions arising from such partnerships, which could have a material adverse effect on our operations, reputation, cash flow and financial condition.

Regarding acquisition and partnership processes, the target asset may not perform as expected during the time of acquisition or partnership formation. This inherent risk can be attributed to a variety of factors, including market price volatility, regulatory and economic changes, as well as the cultural and operational integration between the organizations involved.

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

1.s) Investigations conducted by Brazilian or foreign authorities regarding the possibility of noncompliance with the U.S. Foreign Corrupt Practices Act or other related laws may adversely affect us.

Potential adverse developments related to past investigations conducted by Brazilian or foreign authorities may negatively impact us and could divert the efforts and attention of our management team from our ordinary business operations. In the case of any future investigation or proceeding carried by any authorities in Brazil or any other jurisdiction arising out of any possible noncompliance with the U.S. Foreign Corrupt Practices Act or other laws, we may be required to pay fines or other types of financial convictions, or to comply with court orders on future conduct or suffer other penalties, any of which may have a material adverse effect on us. The outcome of any such investigation or proceeding may negatively impact our image and reputation.

Annual Report and Form 20-F 2024 | 38

1.t) We may face additional proceedings arising from past investigations related to alleged irregularities or corruption.

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

In addition, EIG Management Company, LLC and eight of its managed funds filed a complaint against us on February 23, 2016, before the United States District Court for the District of Columbia. However, since the case was settled on March 7, 2025, we were released from any rights EIG could claim in relation to the dispute.

For additional information on relevant legal proceedings in which we or our subsidiaries are parties, see “Legal and Tax – Legal Proceedings” in this annual report.

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

We process personal data from various stakeholders, such as: employees, outsourced employees, customers, suppliers, investors, visitors to our physical facilities and websites, among others. Failure to comply with the requirements set by the LGPD may result in legal claims and/or administrative penalties, including warnings, fines, publication of the infringement, blocking access to personal data, deletion of personal data, partial suspension of database operations, suspension of data processing activities, and partial or total prohibition of activities related to data processing.

Annual Report and Form 20-F 2024 | 39

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

As a result, the Brazilian federal government, as our controlling shareholder, exercises substantial influence over the strategic direction of our business, and has guided, and may continue to guide, certain macroeconomic and social policies through us, as permitted by law.

The interests of our controlling shareholder may differ from and not be in the best interest of our minority shareholders, and the decisions taken by our controlling shareholder may involve different considerations, strategies and policies than they have in the past.

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

Our ability to pay dividends to shareholders may be affected by a variety of factors, including our financial performance, debt level, capital requirements, future prospects, and other business considerations. According to our shareholder remuneration policy, the distribution of dividends and interest on capital values depends, among other factors, on our level of investments and operating cash flow. If we decide on a strategic plan that requires a greater volume of investments, or amend our strategic plan to do so, the amount allocated to the distribution of dividends may be reduced. In addition, operating cash flow can be impacted by several factors, including oil price and production, thus influencing dividend distribution.

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

In addition, changes to the composition of our Board of Directors and our management may result in changes to our shareholder remuneration policy. There is a possibility that any such changes will be material and may result in the payment of fewer or no dividends in the future.

3) Risks related to our directors

3.a) Failures to prevent, detect in a timely manner, or correct behaviors inconsistent with our ethical principles and rules of conduct may have a material adverse effect on our results and financial condition.

We are subject to the risk that our directors, management, employees, contractors or any person doing business with us may engage in fraudulent activities, corruption or bribery, circumvent or override our internal controls and procedures or misappropriate or manipulate our assets for its personal or third-party benefit, against our interest.

Annual Report and Form 20-F 2024 | 40

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

Our Strategic Plan foresees contracts for oil production units in the coming years. Due to new technological obstacles, FPSOs have increased in complexity, size and weight of its process plants and this will pose a challenge to the supplier market to fully respond to the demand in this timeframe.

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

Annual Report and Form 20-F 2024 | 41

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

Since many of our customers are Brazilian, our cash flow, results and financial conditions may be affected in the event of declining economic conditions in Brazil, resulting in decreased cash flows, combined with the difficulty of access to financing from our clients.

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

We may be required by the Brazilian courts to provide products and services to clients, whether public or private institutions, with the purpose of guaranteeing supplies to the domestic oil, natural gas, products and energy market. In this case, we may be required to provide products and services even in situations in which these clients and institutions are in default with contractual or legal obligations, where we have no legal and contractual obligations to provide such services or products or in unfavorable economic and commercial conditions. Although we typically appeal these decisions to higher courts, a requirement that we provide such supply in exceptional situations may adversely affect our economic and financial condition. For more information on legal proceedings in which we or our subsidiaries are parties, see item “Legal and Tax – Legal Proceedings” in this annual report.

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

Annual Report and Form 20-F 2024 | 42

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

In our Gas & Low Carbon Energies segment, in addition to natural gas own production, we import gas from Bolivia and LNG worldwide. The costs of imported LNG are volatile and strongly influenced by conditions and expectations of world supply and demand, including international geopolitics. In addition the imported volume is primarily a function of the level of thermoelectric power generation, which is directly related to hydrological conditions in Brazil. Changes in sales prices in the domestic market occur influenced by contract lengths and indexes, agreed when signed, in a way that there is a risk of discrepancy between sale prices and costs incurred with LNG.

We cannot guarantee that our way of setting prices will not change in the future. Changes to our commercial strategy for setting fuel prices could have a material adverse impact on our business, results, financial condition and the value of our securities.

6.b) The competitive environment of the Brazilian oil and gas market may intensify the requirements for our performance levels to remain in line with the best companies in the sector. The need to adapt to a competitive and complex environment may compromise our ability to implement our current Strategic Plan or any subsequent plans adopted.

In 2019, we signed two agreements with the CADE, one related to the refining market (further amended on May 22, 2024), and another related to commitments of the natural gas market. These agreements include covenants regarding the activities carried out by us in the supply of oil and oil products to third parties in Brazil. If we fail to comply with these agreements, we may face negative impacts, such as administrative proceedings and fines, as well as harm to our image and reputation. For more details on these agreements, see items “Mergers and Acquisitions”, “Regulation – Refining, Transportation & Marketing” and “Regulation – Gas and Low Carbon Energies” in this annual report.

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

Annual Report and Form 20-F 2024 | 43

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

Our activities are strongly concentrated in Brazil. Economic policies adopted by the Brazilian federal government may have important effects on Brazilian companies, including us, and on market conditions and prices of Brazilian securities. Our financial conditions and results may be adversely affected by several factors, such as:

–	exchange rate movements and volatility;
–	inflation;
–	financing of government fiscal deficits;
–	price instability;
–	interest rates;
–	liquidity of domestic capital and lending market;
–	tax policy;
–	legal or regulatory policy for state owned companies and their subsidiaries;
–	wages and labor costs;
–	regulatory policy for the oil and gas industry, including pricing, new taxes or tariffs, local content requirements;
–	policies and regulatory requirements associated with climate change mitigation and the transition to a low-carbon economy;
–	political instability resulting from allegations of corruption involving political parties, elected officials or other public officials; and
–	other political, diplomatic, social and economic developments affecting Brazil.

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

Increased tensions in the Brazilian political environment may result in difficulties for the Brazilian federal government in obtaining a majority of votes in the National Congress, which may lead to an increase in political uncertainty and adversely affect Brazil’s economic growth with a potential negative impact on our operating results and financial condition.

6.d) Market fluctuations related to political instability, acts of terrorism, insurrection, armed conflicts and wars in various regions of the world may have a material adverse effect on our business.

Geopolitical risk factors have recently become more prominent in the world. For example, as a result of ongoing military conflicts involving Russia and Ukraine, and in the Middle East, the prices of oil, natural gas and LNG remain extremely volatile. Such military conflicts, and the resulting economic sanctions imposed on the Russian government, certain Russian citizens and enterprises, could have a negative effect on the global economy, including Brazil. We cannot predict the extent of these conflicts and their impact on our business. These events also impact crude oil flows and the related markets as could other similar events or acts. One example is the change in oil exports offered by Russia, which have moved to China and India, restricting residual demand from these markets to other bidders.

Annual Report and Form 20-F 2024 | 44

Other examples include the attacks by the Yemeni Houthis on ships in the Red Sea, Iran’s entry into the conflict between Israel and Hamas, and the collapse of the Syrian government, increasing tensions in the world's largest oil-producing region. Also, Venezuelan land claims within the territory of Guyana may increase volatility in the oil and gas market.

Protectionist measures have gained prominence on the world stage at the beginning of 2025, raising concerns about the potential effects of increased sanctions on Iran, Russia and Venezuela, as well as the enactment of import tariffs by the US on major oil players such as China (a major consumer) and Canada (a major producer). These developments could affect global trade flows, intensify competition in international markets, and increase operational costs, creating challenges for us in securing supplies, maintaining cost efficiency, and accessing affected markets.

In addition, potential supply chain delays or interruptions, significant increase in costs, as well as heightened volatility in oil, LNG and natural gas prices, could have an adverse effect on demand for our goods and services and the price of our securities.

6.e) We are vulnerable to increased debt service resulting from depreciation of the real in relation to the U.S. dollar and increases in prevailing market interest rates.

As of December 31, 2024, 77.3% of our finance debt was denominated in currencies other than the real. A depreciation of the real against other currencies will increase our debt service in reais, as the amount of reais necessary to pay principal and interest on foreign currency debt will increase with this depreciation.

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

As of December 31, 2024, 38.4% of our finance debt consisted of floating rate debt. We generally do not enter into derivative contracts or similar financial instruments or make other agreements with third parties to hedge against the risk of an increase in interest rates.

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

6.f) External factors could impact the successful implementation of our partnerships and portfolio management.

In accordance with our business planning, portfolio management encompasses the acquisitions, partnerships and divestment movements. In this context, we have assets at different stages.

External factors, such as the decline of oil prices, exchange rate fluctuations, the deterioration of the Brazilian economy and global economic conditions, the Brazilian political scenario, judicial and administrative decisions, the passing of new legislation, regulatory policies, among other unpredictable factors, may reduce, delay or hinder opportunities to buy and/or sell assets, or affect the price at which we can buy and/or sell them.

Our Business Plan is reviewed annually. If our Strategic and Business Plans are amended, including due to decisions of the Brazilian federal government as our controlling shareholder, our portfolio management guidelines might be revised. See risk factor “2.a) Our controlling shareholder may pursue certain objectives that may differ from those of certain minority shareholders, or that may affect our long-term strategy” in this section. In addition, any changes to our Board of Directors, Executive Board and our management team may affect not only our ability to implement our Strategic and Business Plans, but also whether that Strategic Plan remains in place, as well as the direction of any subsequent plans, including decisions related to the management of our operations and investments.

Annual Report and Form 20-F 2024 | 45

6.g) Developments in the economic environment, the oil and gas industry and other factors have resulted, and may result, in substantial write-downs of the carrying amount of certain of our assets, which could adversely affect our results.

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

Our activities are subject to regulation and supervision by regulatory agencies, such as ANP, ANEEL, ANA, ANTAQ, ANVISA and ANM, as well as other agencies, such as CADE, ANPD, IBAMA, ICMBio, IPHAN and others in the Brazilian States and Municipalities. The following issues, among others, are subject to a regulatory regime overseen by Brazilian regulatory agencies:

–	market concentration along the natural gas and oil products value chains;
–	allocation of natural gas transportation costs among market participants;
–	oil product specifications;
–	percentage of mandatory addition of biofuels to fossil fuels;
–	compliance with local content requirements;
–	procedures for the unification of areas;
–	rules related to the monitoring and decommissioning of wells;
–	definition of reference prices for the calculation of royalties and government participation;
–	procedures for mandatory investment in research, development and innovation;
–	mediation/determination of allocation of handling capacity in pipelines and maritime terminals; and
–	requirements established within the scope of environmental licensing processes.

Regulatory changes considered unfavorable by the industry, as well as change or differences of interpretation between us and regulatory agencies may directly affect the technical and economic assumptions that guide our investment decisions and materially impact our results and financial condition. Furthermore, there are regulatory uncertainties with respect to low-carbon technologies and energy transition projects.

Annual Report and Form 20-F 2024 | 46

Legal changes may impact the markets for aviation fuels, diesel and gasoline, for example, with increased mandates for biofuels or the imposition of restrictions for internal combustion engines. The Brazilian legal frameworks related to the low-carbon economy and energy transition, such as carbon capture and storage, offshore wind power plants and production of hydrogen from renewable sources, are still being defined. Therefore, the markets and projects for these initiatives, for now, are gradually evolving in Brazil. As a result, potential delays in establishing such frameworks could hinder us from achieving low-carbon and energy transition goals.

7.b) We do not own any subsoil accumulations of crude oil and natural gas in Brazil.

Under Brazilian law, the Brazilian federal government is the owner of all the country’s mineral resources, including subsoil accumulations of crude oil and natural gas. According to Brazilian regulations, the concessionaire or contracted party owns the oil and gas it produces from these subsoil accumulations pursuant to the exploration and production contracts signed with the Brazilian federal government. We possess, as a concessionaire or contracted party of certain oil and natural gas fields in Brazil, the exclusive right to develop and produce the volumes of crude oil and natural gas included in our reserves pursuant to the respective exploration and production contracts, for a specific time frame. The access to crude oil and natural gas reserves is essential to an oil and gas company’s sustained production and generation of income, and our ability to generate income could be adversely affected if there are restrictions on the exploitation of these crude oil and natural gas reserves or on the exploration of exploratory blocks, due to changes in current legislation, environmental restrictions or implementation of exception measures.

8) Risks related to foreign countries where we are involved

8.a) We have assets and investments in other countries, where the political, economic and social situation may negatively impact our business.

We have presence in other countries in South America and Africa, and may operate business in countries where there may be political, economic and social instabilities. In such regions, external factors may negatively affect the results and financial condition of our subsidiaries, including:

–	imposition of price control;
–	imposition of restrictions on hydrocarbon exports;
–	fluctuation of local currencies against the real;
–	nationalization of our oil and gas reserves and our assets;
–	increases in export tax and income tax rates for oil and oil products;
–	unilateral (governmental) and contractual institutional changes, including controls on investments and limitations on new projects; and
–	geopolitical crisis.

If one or more of the risks described above occurs, we may fail to achieve our strategic objectives in these countries or in our international operations as a whole, which may negatively impact our results and financial resources.

Annual Report and Form 20-F 2024 | 47

9) Risks related to social issues

9.a) Our projects and operations may negatively affect different communities, especially in relation to human rights. Such projects and operations may also be affected by the expectations and dynamics of these populations, impacting our business, image and reputation.

It is part of our policy to respect human rights, mitigate risks, remedy violations, and maintain responsible relationships with employees and the communities where we operate and to be diligent with suppliers and partners. However, throughout the life of projects and operations, we may inadvertently commit or contribute to human rights violations in our activities, operations, and contracts due to non-compliance with the guidelines of the Code of Ethical Conduct, and the Human Rights Guidelines, as well as any error in the process of identifying and assessing human rights risks in HR management, the supply chain, partnerships and communities.

Our activities can have an impact on the social dynamics of the communities where we operate, including but not limited to, economy, culture, political system, environment, health and well-being, individual and property rights, and people’s fears and aspirations. We have no control over changes in local dynamics or the expectations of the communities where we operate.

Our direct and indirect decisions and activities may cause social impacts, especially due to investments, mergers, acquisitions, divestments, decommissioning and operations in new production frontiers, which may affect the schedule or budget of our projects, hinder our operations due to possible lawsuits, have a negative financial impact and damage our image and reputation.

Furthermore, the various locations where we operate are exposed to a wide range of issues related to political, social and economic instability, as well as intentional acts such as illegal taps, crime, theft, sabotage, roadblocks and protests.

For further information regarding our main activities, initiatives, management practices, indicators and commitments related to ESG issues, please see our Sustainability Report or our Human Rights and Corporate Citizenship Supplement available on our website at www.petrobras.com.br/ir.

9.b) Considering that our projects and operations involve third-party suppliers, the risk of violation of human rights by such suppliers is possible, which may harm our image and reputation.

Despite the compliance mechanisms that our suppliers must adhere to, including contractual human rights clauses and compliance with our Ethical Conduct Guide for Supplies and labor obligations, the risk of violation of labor laws or human rights by our suppliers is possible, which may result in legal liabilities, financial penalties, and damage to our reputation.

10) Risks related to environmental issues

10.a) Differing interpretations of numerous health, safety, environmental regulations and industry standards that are becoming more stringent may result in increased capital and operating expenditures and reduced production, as well as the application of sanctions and difficulty in obtaining or renewing licenses.

Our activities are subject to evolving industry standards, best practices and a wide variety of federal, state and local laws, regulations and permit requirements related to the protection of human health, safety and the environment, climate change policy, regulation of carbon emissions and the enactment of new regulatory frameworks for activities of interest, both in Brazil and in other jurisdictions where we operate or market our products. These laws, regulations and requirements may result in significant additional costs, which may have a negative impact on the profitability of projects that we intend to implement or may make such projects economically unfeasible.

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

Annual Report and Form 20-F 2024 | 48

There are constant changes in norms and laws related to occupational health, and often, there are divergences between them. In addition, the judicialization of health-related issues is increasingly frequent, as are issues related to the characterization of work accidents and all its consequences, in the civil, labor, administrative and even criminal spheres.

In addition, the implementation of the Digital Bookkeeping System of Tax, Social Security and Labor Obligations (eSocial), established by Decree No. 8373/2014, has resulted in government oversight agencies having easier access to workers' information (including those related to accidents at work), and consequently these agencies have been more proactive in their activities.

Additionally, we have operational units in several metropolitan regions of the country and, in some of these locations, the concentration of pollutants generated by a variable set of polluters (industries, passenger cars, trucks, etc.) may exceed the air quality standards defined by legislation. In 2024, with the publication of CONAMA Resolution 506/2024, more restrictive air quality standards coming into effect in 2025, 2033, and 2044 were defined. This is likely to increase the requirements for the implementation of technological improvements that aim to reduce air pollution in industrial units such as refineries, power plants and terminals installed in regions that already have or are expected to present air quality problems. This may include obstacles to obtaining or renewing operating licenses and the need to adopt new environmental control practices, such as new types of practices, increasing frequency monitoring emissions and installing new environmental protection equipment, generating higher costs for us. There is also a risk that the use of fuels will be subject to restrictions related to the level of pollutant emissions, which may increase the need for investments in refineries or market loss. It is possible that our efforts to comply with such regulations result in increased expenditures, and failure to comply with such regulations may cause damage to our reputation and lead to the payment of fines and indemnities to the affected parties.

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

10.b) Our commitments to protect the environment rely on our efforts, but also our engagement with suppliers and management of other external factors, which affect the achievement of our strategy.

Our Business Plan establishes environmental commitments related to a circular economy, water security, climate change and biodiversity gains focused on forests and oceans, among others, that have highly complex activities associated with them in the coming years. These commitments rely on different stakeholders to be implemented, and we face various challenges in fulfilling them. If we are not able to overcome these challenges properly, we may need to review our environmental commitments ambitions.

Annual Report and Form 20-F 2024 | 49

11) Risks related to climate issues, including physical and transitional risks

11.a) Climate change could impact our results and strategy.

Climate change poses new challenges and opportunities for our business. With the aggravation of climate change and the advances in regulations, if we do not adapt to new global challenges, we may be subject to financial, reputational and legal impacts, which could adversely affect our cash flow, and result in the reduction of our competitiveness, diminishing shareholder value and failure to meet other stakeholders’ expectations. Changes in environmental conditions could potentially affect some of the operating conditions in our assets, such as water availability or meteorological and oceanographic patterns.

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

Law No. 15,402/2024 which establishes general rules for the Carbon Market in Brazil, was approved in November 2024 by the Senate and the House of Representatives and was signed into law by Brazil’s president in December 2024. However, the definition of emissions caps and reduction factors will depend on future regulations, which could lead to increased expenses and affect our Business Plan.

A growing number of investors are seeking to align their investments with medium and long-term climate policies. Investors’ increased perception of climate risks and more significant regulatory restrictions related to carbon-intensive sectors, can lead to greater difficulty accessing capital and increased costs.

We foresee increasing pressure to develop and use more advanced technologies to improve our operational performance in emissions to keep up with the demands of a world oriented towards a low-carbon economy. Risk arises from the loss of competitiveness due to the non-implementation of technologies or the implementation of ineffective technologies that could apply to our business. This could also potentially impact our reputation related to our climate change mitigation initiatives and targets.

Increased demand for energy and other products with lower carbon intensity may negatively impact the demand for oil and cause a drop in oil prices more significant than predicted in our planning. In Brazil, the replacement of fossil fuels, particularly in the transportation sector, due to public policies such as “Fuel of the Future” (Combustível do Futuro) or Renovabio and other potential initiatives and trends may affect Brazil’s market and compromise our expected revenues.

Furthermore, we are subject to increasing demands related to transparency and ESG management. Any misalignment between these demands and the approach adopted by us in our governance and management could result in questions from regulatory bodies. Failure to comply with regulatory standards or the perception of a lack of transparency could harm our image and reputation and affect our financial results.

These factors may have a negative impact on demand for our products and services and may jeopardize or even impair the implementation and operation of our business, adversely impacting our results and financial condition and limiting some of our growth opportunities.

For further information on how climate changes could impact our Strategic Plan, please see risk factor “1.e) The selection and development of our investment projects have risks that may affect our expected results” in this section.

Annual Report and Form 20-F 2024 | 50

11.b) Water scarcity events in some regions where we operate may impact the availability of water in quantity and/or quality required for our operations, as well as difficulties in obtaining water use permits, impacting the business continuity of our industrial units.

We have industrial facilities that use water, ranging from large users, such as refineries, to small users, such as transport terminals that, although not very hydro intensive, are logistically important within our value chain. In recent years, several regions of the world, including some regions in Brazil, have experienced events of temporary freshwater shortage, including for public consumption. In case of water scarcity, our water use permits may be suspended or temporarily modified and, as a result, we may be required to reduce or suspend our production activities, since the water availability for human and animal consumption has priority over industrial use. This may temporarily jeopardize our business continuity, as well as generate financial impacts on us and our image.

Situations of water scarcity in a watershed where industrial units are located may also result in the formulation or expansion of requirements of water resources management agencies in relation to the restriction of freshwater use for industrial purposes, and may require, for example, the installation of water reuse units in operational units or even purchase of reused water from external sources. Such situations can lead to the need for investments and increased operating costs for this purpose.

Water scarcity may also result in the more intense activation of thermoelectric plants, which serve as a complementary energy generating source to renewable energy. In addition, given that the Brazilian northern region strongly depends on the rivers to carry on logistics, the water scarcity may affect navigability in that region, impacting the logistics processes of products and inputs and, consequently, the operational continuity and the fulfillment of customer commitments.

12) Risks related to the use of our trademark

12.a) The performance of companies licensed to use our brands may impact our image and reputation.

Our former divestment plan, which we followed until 2022, included the partial or total sale of our companies in the fuel distribution segment and some of these deals involved licensing agreements for our brands. Once a licensee holds the right to display our brands in products, services and communications, it may be perceived by stakeholders as us; our legitimate representative or spokesperson. Licensees’ actions or events related to their business, such as: failures, accidents, human rights violations, errors in business performance, environmental crisis, corruption scandals and improper use of our brands, among other factors – may negatively impact our image and reputation, with possible financial losses.

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

Annual Report and Form 20-F 2024 | 51

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

Annual Report and Form 20-F 2024 | 52

13.e) Holders of our ADSs do not have the same voting rights as the holders of our shares. In addition, holders of ADSs representing preferred shares are not entitled to vote most of decisions.

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

In addition, a portion of our ADSs represents our preferred shares. Under Brazilian Corporate Law and our Bylaws, holders of preferred shares are entitled to vote on specific agenda items in shareholder meetings, such as the separate election of the Board of Directors and the Fiscal Council. Holders of ADSs representing preferred shares are not entitled to vote most of decisions. For more information, see “Shareholder Information – Shareholders’ Rights – Shareholders’ Meetings and Voting Rights” in this annual report.

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

PGF’s obligation to make payments on the PGF notes is supported by our obligation under the corresponding guarantee. We have been advised by our external U.S. counsel that the guarantee is valid and enforceable in accordance with the laws of the state of New York and the United States. In addition, we have been advised by our general counsel that the laws of Brazil do not prevent the guarantee from being valid, binding and enforceable against us in accordance with its terms. In the event that U.S. federal fraudulent conveyance or similar laws are applied to the guarantee, and we, at the time we entered into the relevant guarantee:

–	were either insolvent or rendered insolvent by reason of our entry into such guarantee;
–	were either engaged in business or transactions for which the remaining assets with us constituted unreasonably small capital; or
–	intended to incur or incurred, or believe or believed that we would incur, debts beyond our ability to pay such debts as they mature; and
–	in each case, intended to receive or received less than reasonably equivalent value or fair consideration therefor, then our obligations under the guarantee could be avoided, or claims with respect to that agreement could be subordinated to the claims of other creditors.

Annual Report and Form 20-F 2024 | 53

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

Corporate Risk Management

We believe that integrated and proactive risk management is essential for the delivery of results in a safe and sustainable way. Our risk management policy establishes guidelines and responsibilities, and is based on the following fundamental principles:

–	respect for life and life diversity;
–	full alignment and consistency with our Strategic Plan;
–	ethical behavior and compliance with legal and regulatory requirements;
–	integrated risk management; and
–	the risk response actions consider the possible long-term cumulative consequences, the possible impacts on our stakeholders and should be oriented towards preserving and adding value and for business continuity.

The risk management organizational structure, that is under the supervision of our CFO, is responsible for:

–	establishing a corporate methodology for risk management guided by an integrated and systemic view, which allows for an environment of continuous monitoring of risks in several hierarchical levels;
–	disseminating knowledge and supporting the use of risk management practices in organizational units; and
–	identifying, monitoring and reporting periodically to our Executive Officers and Board of Directors regarding our major risks.

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

Annual Report and Form 20-F 2024 | 54

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

For more information about our commodity derivatives transactions, including a sensitivity analysis demonstrating the net change in fair value of an adverse change in the price of the underlying commodity for options and futures, see Note 33 to our audited consolidated financial statements.

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

We maintain several insurance policies, including policies against fire, operational risk, engineering risk, property damage coverage for onshore and offshore assets such as fixed platforms, floating production systems and offshore drilling units, well-control in drilling and workover activities in Brazil, hull insurance for tankers and auxiliary vessels, third party liability insurance and transportation insurance. The coverages of these policies are hired according to the objectives we define, and the limitations imposed by the global insurance and reinsurance markets. Although some policies are issued in Brazil, most of our policies are reinsured abroad with reinsurers rated A- or higher by Standard & Poor’s or A3 and/or higher by Moody’s and/or B++ or higher by A.M. Best.

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

Annual Report and Form 20-F 2024 | 55

The maximum deductible amount of our national property damage policies is US$200 million, and their indemnity limits can reach US$2 billion for refineries and US$2.35 billion for platforms, depending on the replacement value of our assets.

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

Furthermore, we receive surveys from the insurance market that evaluate the operational risks of our facilities and provide recommendations. Currently, we directly hire a consultancy company to conduct this inspection program, and these surveys are shared with the insurance market.

In general, the risk ratings of our assets are at or above the market average. In 2024, we had surveys in 19 onshore and offshore units. Based on these surveys, last year we heeded around 125 recommendations that contribute to the improvement of safety and risk management associated with the operation of our facilities.

Outside Brazil, we maintain different levels of third-party liability insurance, as a result of a variety of factors, including country risk assessments, whether we have onshore and offshore operations, or legal requirements imposed by a particular country in which we operate. We maintain separate well-control insurance policies in our international operations to cover liabilities arising from the uncontrolled eruption of oil, gas, water or drilling fluid. In addition, such policies cover claims of environmental damage caused by wellbore explosion and similar events as well as related clean-up costs with coverage limits of up to US$350 million and US$1 billion, depending on the country.

Annual Report and Form 20-F 2024 | 56

Cybersecurity Framework and Risk Management

In today’s technologically advanced world, data has become increasingly valuable, making information security crucial for the success of any organization. Moreover, with the rise in global attacks on industrial systems, particularly critical infrastructure, it has become imperative to prevent damage to business, operations, reputation, and human lives. Over the years, we have developed a comprehensive set of processes, policies and controls to mitigate Information and cybersecurity risks, drawing on global frameworks and best practices that provide comprehensive protection for our business.

Laws and Regulations

We are subject to various Brazilian regulations regarding information security. Notably, Decree No. 9.637/2018 establishes the National Information Security Policy and Decree No. 11.856/2023 establishes the National Cybersecurity Policy and the National Cybersecurity Committee, while Normative Instruction 1/2020 GSI/PR (Institutional Security Office) guides the structure for managing information security, including the establishment of the Information Security Committee (the “CSI”). Additionally, we comply with other general rules such as Brazilian Law No. 12.527/2011 (Access to Information Law), which governs public access to information.

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

Governance

Management Structure

We have a dedicated Information Security executive management structure (SI), which operates independently from the Information Technology (IT) department. This structure is responsible for overseeing information security initiatives, establishing strategies and guidelines aligned with business objectives, recommending investments to mitigate cyber risks, and providing adequate digital protection for critical assets. Both the SI and IT report to the Chief Corporate Affairs Officer.

The Chief Information Security Officer, Samara Braz, leads the information security efforts and holds multiple qualifications in IT and Information Security, including the following:

–	Certified in the Governance of Enterprise IT (CGEIT) from Information Systems Audit and Control Association (“ISACA”);
–	Certified in Risk and Information Systems Control (CRISC) from ISACA;

Annual Report and Form 20-F 2024 | 57

–	Certified Data Privacy Solutions Engineer (CDPSE) from ISACA;
–	Certified Information Security Manager (CISM) from ISACA;
–	Certified Information Systems Auditor (CISA) from ISACA and
–	Certified Chief Information Security Officer (CCISO) from International Council of E-Commerce Consultants (EC-Council).

Additionally, we have an Information Security Committee (CSI) composed of members appointed by our executive board. The CSI advises on information security matters, aligning them with the National Information Security Policy and our business objectives, with strategic issues discussed quarterly.

The Security Information Management team holds regular meetings to address operational and strategic concerns, in addition to routine interactions. Monthly discussions are held to monitor key security indicators, management processes and project management.

Role of the Board of Directors, Executive Board and Committees

Our senior management receives periodic reports on risks from Petrobras’ corporate risk matrix based on their assessed severity. These reports include strategic risks and risks of very high and high severity – including those related to cybersecurity and information security. They follow a standardized model with an annual timeline for specific risk management actions, detailing managed risks and main response actions. Senior management also monitors the evolution of the risk matrix and the deadlines for response plans.

Strategic risks are those business risks that, due to their relevance to meeting our strategic objectives, are monitored by the Executive Board and Board of Directors, which schedule quarterly presentations. Recently, cybersecurity risks have been classified as strategic due to their relevance, interconnectedness and impact on the business.

The Board of Directors approves the company’s risk profile and oversees the company’s risk management with advice from the Audit Committee.

The CSI evaluates and monitors the Information Security Management System, cybersecurity and information security risks, and the execution of risk treatment plans and guidelines.

The CISO manages information security initiatives, establishes strategies aligned with business objectives and regulation, and recommends investments to mitigate risks and protect critical assets.

Annual Report and Form 20-F 2024 | 58

Cybersecurity Strategy and Risk Management

Our layered defense approach integrates policies, processes, training, and cybersecurity technology to protect and monitor our environment.

Our cybersecurity measures are primarily based on the National Institute of Standards and Technology (“NIST”) Cybersecurity Framework. We use NIST best practices to assess our security maturity.

Cyber Defense

Our incident response plan encompasses preparation, detection, response, and recovery from cybersecurity incidents, ensuring legal compliance and minimizing reputational damage.

A 24/7 Computer Security Incident Response Team (CSIRT) manages and coordinates responses to cybersecurity events. Significant incidents that could affect investors’ decisions will be promptly reported to the market as required by the SEC.

We are members of FIRST (Forum of Incident Response and Security Teams), a prominent global forum for cybersecurity teams across various sectors and countries, focusing on prevention and improving global information security.

We collaborate with global cybersecurity teams, sharing threat intelligence and best practices, and engage in workshops, conferences, and partnerships to enhance security, privacy, and technological capabilities.

To reinforce our security measures, we:

–	engage independent companies for periodic vulnerability identification and penetration testing.
–	conduct regular information security reviews based on the NIST Cybersecurity Framework by third-party auditors.

We have been enhancing our operational cybersecurity maturity by implementing a robust strategy to safeguard industrial automation and control systems. This includes adopting advanced monitoring tools, strengthening defense in-depth measures, conducting regular vulnerability assessments, simulating industrial cybersecurity incidents and monitoring key performance indicators. These efforts aim to leverage the resilience of critical operations by mitigating cyber risks in an increasingly connected industrial environment.

Risk Management and Digital Controls

We regularly assess and manage risks related to cybersecurity in both corporate and industrial automation and control system environments.

These risks are incorporated into our corporate risk matrix and monitored by senior management.

Our risk management process involves:

–	identifying threats and vulnerabilities.
–	implementing controls and mitigating measures.
–	assessing likelihood and impact using qualitative methodology.

We extend our cybersecurity risk management to third-party service providers by:

–	establishing cybersecurity requirements for business transactions.
–	contractually obligating vendors to maintain strict cybersecurity standards.

Currently, we do not maintain cybersecurity incident insurance due to market conditions, but we regularly evaluate available options.

Our business strategy, operations, and financial condition have not been materially affected by cybersecurity threats or previous incidents, but we cannot provide assurance that we will not be materially affected in the future by such risks and any future material incidents.

Annual Report and Form 20-F 2024 | 59

In the past three fiscal years:

–	no material information security breaches occurred.
–	expenses from information security incidents were immaterial.
–	no penalties or settlements were incurred.

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

In managing serious incidents, we follow the Incident Command System, a corporate crisis handling methodology. This methodology is also applied in our cybersecurity practices, ensuring a structured and coordinated response to any significant incident. To further enhance our preparedness, we conduct cybersecurity tabletop exercises, onboardings, and Tone at the Top trainings to new Board of Directors members and Executive Officers. These training sessions cover corporate security information rules, policies, best practices, and expected user behavior.

Training & Awareness

Our Information Security Awareness Plan includes, but is not limited to, the following activities:

–	security awareness education and training for both workforce and secondees.
–	internal “phishing” testing to assess susceptibility to email scams.
–	security training for new hires.
–	annual information security awareness campaigns and periodic cybersecurity newsletters, which highlight emerging and urgent security threats.
–	specialized training, such as DevSecOps (i.e., development, security and operations) and OT Cybersecurity (cybersecurity for operational technology), is also provided to specific audiences to address their unique requirements.

Annual Report and Form 20-F 2024 | 60

Exploration & Production

Overview

Our oil and natural gas exploration and production activities are the major components of our portfolio and include offshore and onshore exploration, appraisal, development, production and incorporation of oil and natural gas reserves, producing oil and natural gas in a safe and profitable way.

Our activities are focused on deepwater and Ultra-deepwater oil reservoirs in Brazil, which accounted for 98% of our total production in 2024. We also have activities in mature fields in shallow waters and onshore, as well as outside Brazil, as detailed below in this annual report. Brazilian exploration and production assets represent 88% of our worldwide blocks and fields, 99% of our global oil production and 99.6% of our oil and natural gas reserves.

Annual Report and Form 20-F 2024 | 62

As of December 31, 2024, we had 232 blocks and fields in exploration and production, including 105 owned by consortia with other oil and gas companies in Brazil and other countries. Of the 232 blocks and fields, 201 are under Concession Agreements, 22 are under Production Sharing Agreements and nine are regulated by Transfer of Rights Agreements. Additionally, we approved the acquisition of participation in the Deep Western Orange Basin (the “DWOB”) block in the Republic of South Africa, as described below, under “Exploration & Production – Overview – International – Africa.”

EXPLORATION & PRODUCTION BLOCKS AND FIELDS (Number of blocks and fields)

180
160
140
120
100
80
60
40
20
0
73
17
46
10
159
110
27
22
Exploratory Blocks
Production Fields
In partnership (operated by partners)
In partnership (operated by Petrobras)
100% Petrobras

Like most major oil and gas companies, we operate in partnerships using E&P consortia in the exploration of blocks and the production of oil fields in Brazil, mainly in Ultra-deepwaters.

We lead and operate E&P consortia that are responsible for some major projects under development, such as Mero, Atapu, Búzios and Sépia.

These E&P consortia also comprise some of the biggest production fields in Brazil, such as Búzios, Tupi, Itapu and Mero.

For the names and interests of partners of each consortium, please refer to the section further below, “Our Business – Production – Shared reservoirs: deposits between different fields”.

Annual Report and Form 20-F 2024 | 63

Our main blocks and fields in the Pre-salt Polygon on December 31, 2024

The Pre-salt Polygon occupies an area of 150,000 km², of which we have exploration and production rights to 17% (24,775 km² gross area). In this region, new exploratory areas can only be granted under the production-sharing regime

Jubarte
Roncador
Albacora
Norte de Brava
Marlim Sul
Alto de Cabo Frio Central
CAMPOS BASIN
Búzios
Mero
Itapu
Atapu
Berbigão
Sépia
BM-S-50
Tupi
Sapinhoá
Aram
Pre-salt Polygon
SANTOS BASIN
Concession
Production Sharing
Transfer of Rights
Transfer of Rights/ Production Sharing

CAMPOS BASIN

Total area	Start of exploration activities	Platforms in production in operated fields (in 2024)	Main fields	Oil production in 2024
100,000 km²	1971	18	Jubarte, Roncador, Marlim, Marlim Sul, Tartaruga Verde, Raia Manta and Raia Pintada	**397 mbbl/d** Pre-salt: 102 mbbl/d Post-salt: 295 mbbl/d

The Campos basin is one of Brazil's main and most prolific oil and gas offshore basins. Its oil production started in the 1970's and, although in decline, we have been able to mitigate the natural depletion of mature fields of the Campos basin by drilling in-fill wells and installing new production systems. Since 2023, we started operating 3 new FPSOs: 2 in the Marlim field and 1 in the Integrado Parque das Baleias field. We plan to start operation of 2 news FPSOs in the next years: one in the Raia Manta and Raia Pintada fields and one in the Barracuda and Caratinga fields.

Most of our production in the Campos basin is from post-salt reservoirs. Pre-salt reservoirs in the Campos basin, on the other hand, are a growing source of production.

Annual Report and Form 20-F 2024 | 64

Other Basins

We produce oil and gas and hold exploration acreage in 15 other basins in Brazil, such as Espírito Santo.

International

Outside Brazil, we have E&P activities in South America, North America and Africa. We have focused on opportunities to leverage the deepwater expertise we have developed in Brazil.

SOUTH AMERICA

We conduct exploration and production activities in Argentina, Bolivia and Colombia.

In Argentina, through our subsidiary Petrobras Operaciones S.A., we have a 33.6% interest in the Rio Neuquén production asset. Our unconventional gas and Condensate production is concentrated in the Neuquén Basin. In 2024, our production of oil and gas in Argentina, including NGL, was 10.6 mboed.

In addition, in September 2024, we signed a Memorandum of Understanding with YPF Sociedad Anónima, our partner in Argentina, for joint discussions to explore possible business opportunities, technical and technological cooperation in the E&P segment in that country. The agreement is non-binding and has a term of three years.

In Bolivia, we produce gas and Condensate primarily in the San Alberto and San Antonio fields with 35% interest in each of those service operation contracts, which are operated mainly to supply gas to Brazil and Bolivia. In 2024, our production of oil and gas in Bolivia, including NGL, was 15.5 mboed. The return on such contracts is a proportion of the production.

Annual Report and Form 20-F 2024 | 65

In Colombia, we operate and hold a 44.44% interest in the GUA-OFF-0 offshore exploration block, which encompasses the significant Sirius gas discovery. This operation is conducted through our subsidiary, Petrobras International Braspetro B.V. - Sucursal Colombia (PIB-COL). Our partner, Ecopetrol S.A, holds the remaining 55.56% interest in this consortium. In June 2024, the Sirius-2 appraisal well confirmed the largest natural gas discovery ever made in Colombian offshore waters. This milestone discovery was officially announced to the market in October 2024. By December 2024, Petrobras and Ecopetrol validated the Sirius-2 well results, revealing gas volumes exceeding 6 trillion cubic feet (Tcf) in place, underscoring the potential of this find.

COLOMBIA OFFSHORE

Natural gas production is expected to begin three years after obtaining the necessary environmental licenses and confirmation of the discovery’s commercial viability. The development plan includes an innovative “subsea to shore” production system, utilizing four wells.

In December 2024, the consortium announced an estimated investment of US$1.2 billion for the exploratory phase and an additional investment of US$2.9 billion for the production development phase. Petrobras’s share in these investments, through PIB-COL, is aligned with our Business Plan 2025-29.

This discovery marks a pivotal moment for Petrobras, reinforcing our commitment to energy leadership, sustainable development, and value creation for both the company and Colombia.

NORTH AMERICA

In the United States, we focus on deepwater fields in the Gulf of Mexico, where we have non-consolidated production from the 20% participation of Petrobras America Inc. in our joint venture with Murphy Exploration & Production Company, the MPGOM LLC. The main production fields are Saint Malo, Dalmatian, Lucius and Chinook. In 2024, our participation represented a production of 7.54 mboed, including NGL.

Annual Report and Form 20-F 2024 | 66

AFRICA

In February 2024, we concluded the acquisition of interests in three exploratory blocks in the Democratic Republic of São Tomé and Príncipe, and in October 2024, we approved the acquisition of participation in the DWOB block in the Republic of South Africa, whose conclusion is currently subject to the approval of the local regulatory bodies.

Main Assets

	2024	2023	2022
Exploration & Production
Production wells (oil and natural gas)(1)	1,084	1,067	5,003
Floating rigs	28	25	19
Operated platforms in production(2)(3)	56	57	56

(1) Includes the total amount of wells of our equity method investees (42, 42 and 44 wells in 2024, 2023 and 2022, respectively).

(2) Includes only definitive production systems, EWT and EPs units.

(3) Does not include mothballed, non-producing and platforms in fields operated by partners.

Exploration

The oil and gas industry value chain begins in the exploratory phase, with the acquisition of exploratory blocks either through bid rounds conducted by governments or by purchases from other companies.

We concentrate our efforts in Brazil, where the Brazilian State owns the oil deposits, but companies and consortia are allowed to extract and explore such oil upon payment in several forms, such as royalties. Forms of payment differ, depending on the applied regulatory model. Bidding rounds are the main process for the acquisition of rights over the exploratory blocks.

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

Annual Report and Form 20-F 2024 | 67

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

For the names and interests of partners for the Atapu, Sépia and Brava, please refer to the section “Our Business – Production – Shared reservoirs: deposits between different fields”.

In December 2023, ANP held public bidding rounds for the 4th Cycle of Permanent Offering of exploratory blocks under the concession regime. With the participation of 17 companies from six different countries, 192 blocks were awarded. In consortium with other companies, we won 29 blocks, all located in the Pelotas Basin. The Pelotas Basin is located in the southern region of Brazil. All acquired blocks are located in deepwater areas, around 200 km from the coast. We and our partners signed the concession contracts in August and October 2024.

ANP did not offer bidding rounds in 2024.

Exploration Activities

As of December 31, 2024, we had 73 exploratory blocks, including 11 evaluation plans, and a total of eight appraisal wells drilled. We serve as the operator in 63 of the exploration partnership blocks.

The table below breaks down our participation in exploration activities in 2024:

Annual Report and Form 20-F 2024 | 68

OUR PARTICIPATION IN EXPLORATION ACTIVITIES IN 2024

	Net exploratory area (km2)			Exploratory blocks (number)			Evaluation plans (number)			Wells drilled (number)
	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
Brazil	34,457	27,924	35,198	67	43	65	10	9	13(1)	5	2	5
Other S. America	3,094	3,474	4,284	3	3	3	1	1	1	3	0	2
North America	0	0	0	0	0	0	0	0	0	0	0	0
Africa	7,802	0	0	3	0	0	0	0	0	0	0	0
TOTAL	44,633	31,398	39,482	73	46	68	11	10	14	8	2	7
(1)	These figures include only contracts signed through December 31, 2024 (which excludes the block held in South Africa).

In 2024, our exploratory efforts were concentrated on evaluating opportunities in the Santos Basin and in the Potiguar Basin, with the following highlights.

SANTOS BASIN

In 2024, we concluded the evaluation test performed in the well drilled in the BM-S-50 block. We started the drilling of the Tortuga Leste well and Curaçao Extremo Leste well, both included in the Curaçao Evaluation Plan (ARAM block), and we are planning to conclude the analysis of these wells by the first half of 2025.

In 2024, we also drilled the well 9-BUZ-99D-RJS, located in the western region of the Búzios, 189 kilometers off the coast of Rio de Janeiro and at a water depth of 1,940 meters. In February 2025, we confirmed the presence of oil in the field. Tests conducted from a depth of 5,600 meters confirmed the presence of oil reservoirs through electrical profiles, which will later be characterized through laboratory analyses. This is a new accumulation in a zone below the main reservoir. The discovery reaffirms the Pre-salt potential of the Búzios field.

EQUATORIAL MARGIN

In 2024, we concluded the drilling of the Pitu Oeste well (BM-POT-17 block) and Anhangá well (POT-M-762_R15 block), in the Potiguar Basin, and identified the presence of hydrocarbons on both wells. Such discoveries are under evaluation, aiming to assess the quality of the reservoirs, the characteristics of the oil, and the technical-commercial viability of the accumulation.

Annual Report and Form 20-F 2024 | 69

Equatorial Margin

The Equatorial Margin, located in the northern and northeastern regions of Brazil, stretches over 2,200 km between the states of Amapá and Rio Grande do Norte. This area is considered a significant exploratory frontier in deep and Ultra-deepwaters. Five Basins are part of the Equatorial Margin: Foz do Amazonas, Pará-Maranhão, Barreirinhas, Ceará and Potiguar. We are seeking authorization from the Brazilian Institute of Environment and Renewable Natural Resources (IBAMA) for a Pre-Operational Assessment (APO) and an Operating License to drill one exploratory well in the FZA-M-59 block, located in Ultra-deepwaters off the coast of Amapá, approximately 175 km from the coast and 540 km from the mouth of the Amazon River, at a water depth of over 2,800 meters.

FZA-M-59 BLOCK
175km
Distance from the coast of Brazil
540km
From the mouth of the Amazon river
Foz do Amazonas Basin
Amapá Deepwaters
Pará-Maranhão Basin
Barreirinhas Basin
Ceará Basin
Potiguar Basin
2,200 km
Extension of Equatorial Margin

- The modeling studies for the FZA-M-59 block indicate **no probability** of oil reaching the Brazilian coast.
- Over 100 professionals are dedicated to **animal protection**
- We use **modern techniques** to model oil dispersion in the sea
- We have adjusted flight routes and altitudes **to minimize noise impact** on indigenous communities

There are no conservation units, indigenous lands, or proximity to rivers, lakes, floodplains, or reef systems in the area. To address potential environmental impacts, such as the possible scenario of an oil spill, we use modern techniques to model oil dispersion in the sea, following IBAMA’s requirements. The modeling studies for the FZA-M-59 block indicate a low risk of oil reaching the Brazilian coast. Nevertheless, we have proposed a coastal response structure for offshore and coastal areas, including monitoring and veterinary care. In case of a spill, the response to local fauna is swift, with rescue operations within 24 hours. Over 100 professionals are dedicated to animal protection, with fast vessels equipped for animal stabilization and additional resources like monitoring and rescue aircraft.

We have adjusted flight routes and altitudes to minimize noise impact on indigenous communities, with flights passing at least 13 km from the nearest indigenous village.

We have acknowledged the response from IBAMA and consider it a significant advancement in the licensing process for the FZA-M-59 block in Amapá Deep Waters. There remains a request for detailed information on the Fauna Protection Plan and the new fauna base in Oiapoque. Our technical team is currently addressing each query to respond to IBAMA.

Annual Report and Form 20-F 2024 | 70

OTHER BASINS

In 2024, we concluded the drilling of two wells in the Espírito Santo Basin. In Campos basin, we performed exploratory activities in the Jubarte field, drilling one well in 2024. By the end of 2024, we started the drilling of one well in the Norte de Brava block and began the preparation to start in January 2025 the drilling of one well in the Alto de Cabo Frio Central block. Such operations aim to investigate the oil potential of the region.

In 2024, we concluded the acquisition of 29 blocks in the Pelotas Basin. We have a 70% interest in 26 of them (in partnership with Shell), and a 50% interest in three (in partnership with Shell, 30%, and CNOOC, 20%). We also started the seismic acquisition campaign in the Pelotas Basin.

PELOTAS BASIN

Other Countries

Following the 2022 discovery in the Wildcat Well Sirius -1 in Colombia, we are planning more exploratory activities in this country. We, as operator, in partnership with Ecopetrol, intensified our exploratory activities in the GUA-OFF-0 block and confirmed the most significant natural gas discovery in the offshore of Colombia, after the drilling of Sirius-2 well.

In Argentina, we concluded two exploratory wells in 2024 in the Neuquen Basin. We highlight the opportunity to assess the potential of shale oil in the Vaca Muerta Formation, in the Neuquén Basin, through the drilling of another well in this region, concluded in January 2025.

In the African continent, we have acquired interests in three exploration blocks in the Democratic Republic of São Tomé and Príncipe, and approved the acquisition of participation in one block in the Republic of South Africa, subject to the approval of the local regulatory bodies. The transaction marks the resumption of exploratory operations in the African continent, with the aim of diversifying our portfolio, and is in line with our long-term strategy.

Annual Report and Form 20-F 2024 | 71

For information on exploration expenditures written off, see Note 26 Exploration and evaluation of oil and gas reserves of our audited consolidated financial statements.

E&P Strategic Programs Highlights

PROD1000

In 2024, the PROD1000 strategic program, which began in 2019, concluded all the initiatives planned by the program related to exploration and reservoir development integration, project design standardization, processes optimization and parallelization, and early engagement with suppliers. As a result, PROD1000 has brought viable alternatives to potentially reduce the initial production development schedule to first oil.

The program has also delivered one patent, implemented three new digital tools, provided over six technical specifications for different equipment, and implemented several process improvements in corporate standards within the E&P.

Despite the conclusion of PROD1000, the gains from the program will continue to be incorporated into our projects through a routine monitoring process across our project portfolio, in alignment with our Strategic Plan.

EXP100

After five years, EXP100, the Exploration strategic program, was concluded in 2024, achieving remarkable results. The program focused on data and AI democratization, leading to the development of 53 digital solutions that effectively improved the integration and access to technical information.

A major milestone for the program was the advancement in High-Performance Computing (HPC) for the company, significantly reducing seismic processing time and enhancing computational capacity to improve geophysical data processing.

Additionally, digital transformation was accelerated through the creation of 47 interactive dashboards, enabling greater agility and accuracy in analysis and decision-making. Altogether, 107 technological solutions were developed, substantially improving exploration processes and reducing uncertainties and costs.

Following the conclusion of the EXP100 program, a new strategic program, starting in 2025, will be developed to align the company’s updated exploration strategies, reflecting our technological advancements and priorities to address future challenges and lead the energy transition.

Production

Production Development

After a field is declared commercially viable, the process of production development begins. The investments made in this phase are mainly focused on designing and contracting production systems, which includes platforms, subsea systems, drilling, and the completion of wells.

With respect to well construction, in 2024, several initiatives were implemented, such as the application of new drilling and completion technologies, optimization in the acquisition of reservoir data and the use of integrated contracts. We are also continuously working to automate operations with a consequent reduction in exposure to risk. We have reached a plateau in Well Construction Cost using current technologies, with our performance remaining relatively stable with a maximum variation of 8% relative to the five-year average, which is 40% lower than the 2018–2019 baseline. Now, our primary challenge lies in enhancing well reliability, integrity and availability to ensure sustained production efficiency.

Annual Report and Form 20-F 2024 | 72

Our average offshore Well Construction Duration (total time for drilling plus completion) had a 10% increase when compared to 2023, with an average of 98.8 days/well in 2024, and the Well Construction Cost performance showed an 9% increase when compared to 2023. The troubleshooting associated with the implementation of new technologies, such as wet disconnect tool and conformable sand screen, and operational issues, such as BOP failure and geomechanical challenges, are the main reasons associated with these results. Specifically, in the Santos Basin Pre-salt area, we experienced a 2% increase in average duration and a 2% increase in average cost compared to 2023.

In relation to Well Connection Cost performance in the Santos Basin Pre-salt area, we had a 13% increase in average cost when compared to 2023, a level even lower than in the 2021-2022 period.

In the context of subsea systems, our investments in research and development seek to provide tools to identify failure mechanisms more accurately and swiftly, increasing the reliability of operations. New inspection technologies have been widely used and contribute to the integrity of subsea systems, especially those pipelines susceptible to CO2-induced corrosion. Also, the use of digital technologies such as the Digital Twin for Stress Corrosion Cracking (“SCC-CO2”) and fatigue has been intensified, making a significant contribution to life extension of pipelines. In 2024, we reduced subsea SCC-CO2 production losses by 48.5% when compared to the forecast, through inspection campaigns on flexible pipes and engineering for life extension. We continue to implement initiatives such as expanding the supplier base to develop special tools and flexible pipes immune to the effect of corrosion.

Wells and subsea systems KPIs are used as inputs for critical analysis of the interventions operational performance and for the strategic evaluation of business performance.

As it relates to platforms, the All Electric Design was finished in 2022 for the Pre-salt FPSOs, aiming for higher efficiency and lower GHG emission, representing the new generation of our FPSOs. For these units, the oil production capacity is 225 mbbl/d and 353.9 mmcf/d of gas. The Sépia 2 and Atapu 2 FPSO bids incorporate the All Electric Design, and the contracting process was finalized in the first half of 2024.

In the third quarter of 2024, we finished the P-86 basic design for the revitalization of the Marlim Leste and Marlim Sul fields, which included the first combined cycle of a Petrobras-owned unit, a technology that combines gas and steam turbines to increase efficiency in energy generation, resulting in lower emissions. In the fourth quarter of 2024, the FPSO Maria Quitéria started operating in the Integrado Parque das Baleias (IPB) field with the first combined cycle in a leasing unit of Petrobras.

We invest in technological solutions, which combined with the transition to a low-carbon global economy, focus on reducing greenhouse gas emissions.

Annual Report and Form 20-F 2024 | 73

In the last three years, we have installed eight major systems, mainly in the Santos Basin Pre-salt area. In 2024, we started the FPSO Maria Quitéria, located in Parque das Baleias area, and the FPSO Marechal Duque de Caxias, located in Mero field. Those eight new systems added 71 new wells (36 production and 35 injection wells) into our production systems. According to our Strategic Plan, we expect to install 10 new FPSOs in the next five years.

As a result, in 2024, we owned 29 and leased 20 offshore producing platforms. Besides these offshore platforms, there are two storage and offloading units and five supporting units, totaling 56 active platforms.

In 2024, our producing platforms had a daily production of 2,162 million barrels of oil and 3,010.5 million cubic feet of natural gas (discounting the liquefied volume), with the highlight being FPSO Sepetiba, which reached its maximum production capacity in September 2024. Three of our FPSOs reached their maximum production capacity in 2023: Guanabara, Almirante Barroso and P-71. We expect that FPSO Marechal Duque de Caxias will achieve its oil production capacity in 2025.

Annual Report and Form 20-F 2024 | 74

SYSTEMS INSTALLED IN THE PREVIOUS FIVE YEARS

Start up (year)	Basin	Field/Area	Production unit	Crude oil nominal capacity (bbl/d)	Gas nominal capacity (mmcf/d)	Water depth (meters)	Fiscal regime	Main production source	Type
2024	Santos	Mero	Duque de Caxias	180,000	423.8	2,070	Production Sharing	Pre-salt	FPSO
	Campos	Jubarte	Maria Quitéria	100,000	176.6	1,385	Concession	Pre-Salt	FPSO
2023	Santos	Mero	Sepetiba	180,000	423.8	2,000	Production Sharing	Pre-salt	FPSO
	Campos	Marlim	Anita Garibaldi	80,000	247.2	670	Concession	Pre-salt/ Post-salt	FPSO
	Campos	Marlim	Ana Nery	70,000	141.3	927	Concession	Post-salt	FPSO
	Santos	Búzios	Almirante Barroso	150,000	211.9	1,900	Transfer of Rights/ Production Sharing/ Concession	Pre-salt	FPSO
2022	Santos	Itapu	P-71	150,000	211.9	2,010	Transfer of Rights/ Production Sharing	Pre-salt	FPSO
	Santos	Mero	Guanabara	180,000	423.8	1,930	Production Sharing	Pre-salt	FPSO
2021	Santos	Sépia	Carioca	180,000	211.9	2,200	Transfer of Rights/ Production Sharing/ Concession	Pre-salt	FPSO
2020	Santos	Atapu	Petrobras 70	150,000	211.9	2,288	Transfer of Rights/ Production Sharing/ Concession	Pre-salt	FPSO

Annual Report and Form 20-F 2024 | 75

MAIN SYSTEMS TO BE INSTALLED IN THE NEXT YEARS

Start up (Expected year)	Basin	Field/Area	Production unit	Crude oil nominal capacity (bbl/d)	Gas nominal capacity (mmcf/d)	Water depth (meters)	Fiscal regime	Main production source	Type
2025	Santos	Búzios 7	Almirante Tamandaré (1)	225,000	423.8	1,985	Transfer of Rights/ Production Sharing/ Concession	Pre-salt	FPSO
	Santos	Búzios 6	Petrobras 78	180,000	254.3	2,030	Transfer of Rights/ Production Sharing/ Concession	Pre-salt	FPSO
	Santos	Mero 4	Alexandre de Gusmão	180,000	423.8	1,890	Production Sharing	Pre-salt	FPSO
2026	Santos	Búzios 8	Petrobras 79	180,000	254.3	1,770	Transfer of Rights/ Production Sharing/ Concession	Pre-salt	FPSO
2027	Santos	Búzios 9	Petrobras 80	225,000	423.8	2,100	Transfer of Rights/ Production Sharing/ Concession	Pre-salt	FPSO
	Santos	Búzios 10	Petrobras 82	225,000	423.8	1,880	Transfer of Rights/ Production Sharing/ Concession	Pre-salt	FPSO
	Santos	Búzios 11	Petrobras 83	225,000	423.8	2,045	Transfer of Rights/ Production Sharing/ Concession	Pre-salt	FPSO
2028	Campos	Raia Manta e Raia Pintada	FPSO Raia	126,000	565.0	2,750	Concession	Pre-salt	FPSO
2029	Campos	Barracuda e Caratinga	To be defined	100,000	211.9	950	Concession	Post-salt and Pre-salt	FPSO
	Santos	Atapu 2	Petrobras 84	225,000	353	2,300	Transfer of Rights/ Production Sharing/ Concession	Pre-salt	FPSO
2030+	Campos	Albacora	To be defined	120,000	211.9	670	Concession	Post-salt and Pre-salt	FPSO
	Campos	Marlim Sul e Marlim Leste	Petrobras 86	140,000	247.2	1,090	Concession	Post-salt and Pre-salt	FPSO
	Santos	Sépia2	Petrobras 85	225,000	353	2,150	Transfer of Rights/ Production Sharing/ Concession	Pre-salt	FPSO
	Santos	SEAP 2	To be defined	120,000	424	2,550	Concession	Post-salt	FPSO
	Santos	SEAP 1	To be defined	120,000	353	2,550	Concession	Post-salt	FPSO
(1)	The FPSO Almirante Tamandaré (Búzios 7) started production in February 2025.

Annual Report and Form 20-F 2024 | 76

Decommissioning

We are committed to our assets after the end of their productive life. We work to extend the life cycle of our assets, focusing on increasing the recovery factor and maximizing the value of the E&P portfolio. Once all possibilities for extending the productive life have been exhausted, we begin the stage of allocating the asset, through reuse and/or recycling.

Decommissioning of oil and gas exploration and production systems is part of the production cycle of the oil and gas industry and includes several activities, such as disposal of the platform and the subsea system and the plug and abandonment of wells.

However, before deciding to decommission, comprehensive studies and analyses are conducted to evaluate the technical, economic, and operational feasibility of reusing components of production systems, such as platforms. These assessments consider various factors, including the current condition of the assets, potential for refurbishment, and the economic viability of repurposing versus decommissioning. By thoroughly analyzing these aspects, we aim to maximize resource efficiency and minimize waste, ensuring that any decision made is in the best interest of both the company and the environment.

Once the need for decommissioning has been confirmed, we plan in accordance with the applicable legal requirements, including environmental regulations, and consider studies and guidelines on the best practices of the oil and gas industry worldwide. Therefore, we follow strict safety standards and analyze project alternatives based on multidisciplinary criteria (environmental, technical, security, social and economic), in the planning process, which allows us to select the decommissioning alternative that generates less impact. This decommissioning plan is approved by regulatory bodies before it is carried out.

Since 2023, when we concluded the first auctions for the sale of platforms P-32 and P-33, both from Campos basins, we have been adopting ESG best practices in our decommissioning process. These sales processes have stipulated several technical criteria and requirements for bidders. The shipyards have required an operating license that explicitly includes dismantling activities, and an installed capacity for the temporary storage and handling of materials, with a contingency and emergency plan, in addition to following best practices in occupational safety.

Thus, the P-32 platform is currently undergoing dismantling at the Rio Grande Shipyard, and in 2024, the P-33 was hooked out and transferred to the berthing area at the Port of Açu. In the same year, the P-26 platform was also hooked out and directed to the Port of Açu, where it remains berthed while awaiting its final destination. Additionally, in 2024, the FPSO Capixaba, chartered from SBM, was unmoored and sent by its shipowner to the MARS Shipyard in Denmark, in the same manner as the FPSO Fluminense, a vessel owned and operated by Shell in partnership with Petrobras. Both followed a sustainable model and complied with the Basel Convention.

Throughout the entire recycling process, we monitor the execution of the plans to ensure compliance with the technical criteria mentioned.

In 2024, continuing the development and expanding the application of the models, we sold and disposed of 40 thousand tons of flexible lines for recycling, with a focus on operational storage efficiency and sustainability. In addition, we established new criteria for the disposal of 36 thousand tons of ferrous scrap, with a process focused on emission reduction gains for the steel mills and foundries’ process chain, requiring disposal in electric furnaces.

In 2024, we successfully executed 33 offshore well abandonments, including well suspensions and permanent abandonments. In 2024, we introduced the use of a Dynamic Positioning Platform equipped with a Tethering BOP for shallow water abandonment activities. In 2023, the development of this technology was recognized with the OTC Distinguished Achievement Award Brasil in 2023. Additionally, for platform wells, we initiated a platform-free well suspension phase, which aims to reduce decommissioning costs.

Annual Report and Form 20-F 2024 | 77

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

DRILLING UNITS IN USE BY EXPLORATION & PRODUCTION AS OF DECEMBER 31, 2024(1)

	2024		2023		2022
	Leased	Owned	Leased	Owned	Leased	Owned
Brazil	28	0	27	0	20	0
Onshore	0	0	2(2)	0	1(2)	0
Offshore, by water depth (WD)	28	0	25	0	19	0
Jack-up rigs	0	0	0	0	0	0
Floating rigs	28	0	25	0	19	0
500 to 999 meters WD	1	0	1	0	1	0
1,000 to 1,999 meters WD	0	0	0	0	0	0
2,000 to 3,200 meters WD	27	0	24	0	18	0
Outside Brazil	1	0	0	0	0	0
Onshore	0	0	0	0	0	0
Offshore	1	0	0	0	0	0
WORLDWIDE	29	0	27	0	20	0

(1) In operated fields.

(2) Does not consider onshore workover rigs, not used for drilling.

To achieve our production goals, we have also secured a number of specialized vessels (such as Pipe Laying Support Vessel - PLSVs) to connect wells to production systems. As of December 31, 2024, we had 14 PLSVs in use. Similarly to the rigs, we intend to adjust our fleet size as needed.

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

In 2024, we delivered more than three million tons of materials and transported over one million passengers to our platforms all over the Brazilian coast. To accomplish these results, we also have a secure number of supply vessels (such as Platform Supply Vessels or “PSV”) and helicopters. As of December 31, 2024, we had 89 PSVs and 90 helicopters and both our fleets were sufficient to meet our needs.

Annual Report and Form 20-F 2024 | 78

Mero Field

Libra Block and Mero Field

Mero is a field located in the Santos basin Ultra-deepwaters (water depth 2,100 meters), 180 km from the coast of Rio de Janeiro State and inside Brazilian Pre-salt province. It is a thick reservoir (oil columns reaches 420 meters), with high productivity and filled with a large volume of high-quality oil (29° API). In addition, the associated challenges for project development are also noteworthy, considering the high gas/oil ratio (415 std m³/std m³) and CO2 content in the associated gas (44%).

The Productions Individualization Agreement (AIP), effective from January 1, 2022, establishes the interests of each party and the rules of joint execution for the operations to develop and produce oil and natural gas in the shared reservoir. The interests of each party in the Mero Shared Reservoir were then updated as follows: Petrobras with 38.60% interest, Shell with 19.30% interest, TotalEnergies with 19.30% interest, CNODC with 9.65% interest, CNOOC Limited with 9.65% interest and PPSA, representing the Brazilian Government, with 3.50% interest.

Project development

The first oil was produced in 2017, during the Early Production System (EPS) campaign, using the chartered FPSO Pioneiro de Libra (50 thousand bbl/d of oil and 4 million m3/d of gas). The first EPS operated in the Mero 2 region until July 2021. A second EPS began in December 2021 in the Mero 4 area, with the same FPSO, and the operation is still ongoing.

The definitive production arrangement for the Mero field comprises the already operating FPSOs Guanabara, Sepetiba and Marechal Duque de Caxias, as well as the upcoming unit FPSO Alexandre de Gusmão, expected to begin operating in the second half of 2025.

Each FPSO (all chartered units) is expected to process up to 180 thousand bbl/d of oil and 12 million m3/d of gas. Each FPSO is equipped with gas re-injection systems, where the produced gas (44% CO2), after self-consumption in the FPSO, is all re-injected into the reservoir to maintain pressure and improve oil recovery, as well as reducing the release of CO2 into the atmosphere.

In August 2024, we signed a one-year term amendment for the FPSO Guanabara charter contract with Modec. The agreement, extendable for another year, consists of increasing FPSO Guanabara maximum production capacity up to 184.5 thousand bbl/d. In the same month, the FPSO Sepetiba achieved its nominal oil production capacity.

In October 2024, FPSO Marechal Duque de Caxias started operations.

In 2024, the four operating units achieved a cumulative production of 263 million bbl of oil and over 17 billion m³ of associated gas, from which 87% was reinjected into the reservoir, along with nearly 6.5 billion m³ of CO2.

New technologies in Libra

HISEP™

HISEP™ is an innovative subsea separation technology designed to separate gas with high CO2 content from the reservoir-produced fluid at the seabed. This technology operates under high-pressure conditions and utilizes centrifugal pumps for the direct reinjection of the separated gas stream back into the reservoir. By removing gas with high CO2 content, HISEP™ enables efficient separation and contributes to emissions reduction, making it a promising system for carbon capture.

Annual Report and Form 20-F 2024 | 79

The primary objective of HISEP™ is to debottleneck the topside gas processing plant and extend the oil production plateau, by reducing the gas-oil ratio (“GOR”) of the oil that reaches the FPSO facility. Additionally, the technology addresses challenges posed by high GOR, CO2 content, and productivity index in Ultra-deepwater offshore reservoirs, particularly in the Brazilian Pre-salt.

In January 2024, an EPCI contract was signed for the HISEP™ pilot and the project is currently in the detailed engineering design phase. The contract comprises project design, construction, installation, and hookup, as well as commissioning and operations for two and a half years up to full commercial and technological maturity.

The HISEP™ pilot will be connected to the FPSO Marechal Duque de Caxias and four wells (two production and two injection) in the Mero 3 production area. HISEP™ pilot first oil with low GOR is expected in the second half of 2028.

CTV

The Cargo Transfer Vessel (CTV) is a state-of-the-art oil offloading technology that achieved successful qualification in 2023, following an extensive field trials program in the Santos basin. This innovative concept allows for the direct transfer of oil from the FPSO unit to conventional oil tankers, ensuring safety levels that are comparable to those of Dynamic Positioning Shuttle Tankers. By streamlining conventional logistics, the CTV solution offers a more efficient and flexible logistics strategy for oil export scenarios. As a result, this technology is poised to drive future cost reductions, decrease greenhouse gas emissions, shorten time to market, and improve Health, Safety, Security, and Environmental indicators. Following its successful qualification, the CTV has been integrated into the logistics strategy for offloading operations in the Santos basin for over a year.

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

According to our Strategic Plan, the system is expected to be installed in two phases. The first phase in 2025, covering Mero 1 and Mero 2, and a second phase in 2026 to cover the remaining two modules of the field. It comprises a network of optical fibers with seismic sensors that will be connected to the FPSO Sepetiba and our offices. It will allow remote and instant access to the data generated by the monitoring system.

Annual Report and Form 20-F 2024 | 80

Production

In 2024, our total production of oil and gas, including NGL, was 2,698 mboed, of which 2,664 mboed were produced in Brazil, and 33.6 mboed were produced abroad, a 3% decrease compared to 2023. This production decline was mostly due to production restrictions on Post-salt platforms.

Our production in the Pre-salt layer reached 1,813 mbbl/d in 2024, representing an increase of 0.4% in relation to our production in 2023. In 2024, the oil production in the Pre-salt layer represented 84.2% of all oil production in Brazil, compared to 80.9% in 2023.

OIL AND GAS PRODUCTION

	2024	2023	2022	2024 vs 2023
Crude oil and natural gas – Brazil (mboed)	2,664	2,748	2,648	-3%
Onshore and Shallow Water (mbbl/d)(1)	34	43	73	-21%
Post-salt deep and Ultra-deepwaters (mbbl/d)	305	382	434	-20%
Pre-salt (mbbl/d)	1,813	1,806	1,635	+0.4%
Crude oil (mbbl/d)(2)	2,152	2,231	2,142	-4%
Natural gas (mboed)	512	516	505	-1%
Crude oil and natural gas – Abroad(3) (mboed)	34	35	37	-3%
TOTAL	2,698	2,782	2,684	-3%

(1) Shallow waters production: 0.4 mboed in 2024, 3 mboed in 2023 and 7 mboed in 2022.

(2) Including NGL.

(3) Includes the proportional production of our equity method investees, based on the percentage of our interest in these entities.

Pre-salt oil production increased by 0.4%, reflecting the ramp-up of the FPSOs Sepetiba, Almirante Barroso, Anita Garibaldi, Marechal Duque de Caxias and Maria Quitéria. The Pre-salt area comprises large accumulations of light oil of excellent quality and high commercial value. The Post-salt oil production in deep and Ultra-deepwaters decreased by 20%, due to production restrictions on platforms during the year and the natural decline of production.

Shallow waters and Onshore oil production decreased by 21%, to 34 mbbl/d, due to divestments, decommissioning and the natural decline of production.

We produced 85,219 million m3/d of gas in 2024. From that volume, we used 30,255 million m3/d in our production processes (reinjected, flared, consumed, liquefied) and allocated 54,964 million m3/d for sale.

Annual Report and Form 20-F 2024 | 81

Achievement of 2024 Production Target

We achieved our production targets for 2024, established in the Strategic Plan 2024-2028+.

PRODUCTION TARGETS FOR 2024 (mmboed)

Production	Performed	Goal
Oil and NGL	2.2	2.2 ± 4%
Oil, NGL and commercial gas	2.4	2.5 ± 4%
Total production Oil and Gas	2.7	2.8 ± 4%

This result demonstrates our commitment to meeting our goals, which have been reached by maintaining the focus of our activities on deep and Ultra-deepwater assets.

Lifting Cost

In 2024, our Lifting Cost (Brazil), without government participation or leases, was US$6.1 per boe, which represents an 8.3% increase from the 2023 cost of US$5.6 per boe. Including leases, our lifting cost in 2024 was US$8.6 per boe, which represents a 11.8% increase from the 2023 cost of US$7.7 per boe.

Shared reservoirs: deposits between different fields

The participation of consortium members in any fields mentioned refers exclusively to the participation of such members in the contract related to such field. On certain occasions, some of these fields are subject to AIPs, also known as unitization agreements, resulting in shared deposits between different fields. Under AIPs, costs, investments, and production volumes are shared between the parties thereto.

Below are the most relevant fields subject to AIPs to which we are party. This list is not exhaustive and other fields not mentioned below may also be subject to AIPs.

TUPI

The AIP of Tupi’s Shared Reservoir, located in the Santos basin, was approved by ANP in March 2019 and has been in effect since April 2019.

The shared reservoir comprises Tupi’s reservoir and is shared between:

–	Tupi concession (Concession Contract/BM-S-11), operated by us with a 65% interest, in partnership with Shell with a 25% interest and Galp with a 10% interest;
–	Sul de Tupi (Transfer of Rights), where we have 100% of the interest; and
–	Tupi Leste (Non-Contracted Area), which belongs to the Brazilian federal government, represented by PPSA.

Tupi’s AIP does not cover the so-called Iracema reservoir, which remains with the same interests of the BM-S-11 consortium.

The interests of each contract in Tupi’s Shared Reservoir (AIP of Tupi) are as follows:

Annual Report and Form 20-F 2024 | 82

Contract	Interest (%) of each Contract in the Shared Reservoir
Tupi (Concession Contract / BM-S-11)	92.09
Sul de Tupi (Transfer of Rights)	7.36
Tupi Leste (Non-Contracted Area)	0.55

The interest of each party in Tupi’s Shared Reservoir (AIP of Tupi) are as follows:

Partner	Interest (%) of each party in the Shared Reservoir
Petrobras (operator)	67.22
Shell	23.02
Galp	9.21
PPSA(1)	0.55
(1)	Party of Tupi Leste (Non-contracted area) with 0.55%.

MERO

The AIP of the Mero accumulation, located in the Santos basin, was approved by ANP in December 2021 and has been in effect since January 2022.

The Mero Shared Reservoir comprises:

–	Mero (Production Sharing Contract/Libra): operated by us with 40% interest in partnership with Shell (20% interest), TotalEnergies (20% interest), CNODC (10% interest), CNOOC (10% interest); and
–	Sul de Mero and Norte de Mero (non-contracted areas), which belong to the Brazilian federal government, represented by PPSA.

The interest of each contract in the Mero Shared Reservoir (AIP of Mero) are as follows:

Contract	Interest (%) of each Contract in the Shared Reservoir
Mero (Production Sharing Contract / Libra)	96.50
Sul de Mero and Norte de Mero (Non-Contracted Area)	3.50

The interest of each party in the Mero Shared Reservoir (AIP of Mero) are as follows:

Annual Report and Form 20-F 2024 | 83

Partner	Interest (%) of each party in the Shared Reservoir
Petrobras (operator)	38.60
Shell	19.30
TotalEnergies	19.30
CNODC	9.65
CNOOC	9.65
PPSA(1)	3.50
(1)	PPSA is the manager of the Production Sharing Contract of Mero and party of Sul de Mero and Norte de Mero (Non-Contracted Areas) with 3.50% interest.

ATAPU

The ANP has approved the AIP of Atapu accumulations, located in the Santos basin, and it has been in effect since in September 2019. The ANP approved an amendment in April 2022, to include the Production Sharing Contract.

The Atapu Shared Reservoir comprises:

–	Oeste de Atapu (Concession Contract / BM-S-11A), operated by us with a 42.5% interest, in partnership with Shell, with a 25% interest, TotalEnergies, with a 22.5% interest, and Galp, with a 10% interest;
–	Atapu ECO (ToR Surplus), operated by us with a 52.5% interest, in partnership with Shell (25% interest), and TotalEnergies (22.5% interest);
–	Atapu (Transfer of Rights), operated by us, and where we hold 100% of the interest; and
–	Norte de Atapu (Non-Contracted Area), which belongs to the Brazilian federal government, represented by PPSA.

The interest of each contract in Atapu Shared Reservoir (AIP of Atapu) are as follows:

Contract	Interest (%) of each Contract in the Shared Reservoir
Oeste de Atapu (Concession Contract / BM-S-11A)	17.03
Atapu (Transfer of Rights)	32.40
Atapu ECO (ToR Surplus)	49.62
Norte de Atapu (Non-Contracted Area)	0.95

Annual Report and Form 20-F 2024 | 84

The interest of each party in Atapu Shared Reservoir (AIP of Atapu) are as follows:

Partner	Interest (%) of each party in the Shared Reservoir
Petrobras (operator)	65.69
Shell	16.66
TotalEnergies	15.00
Galp	1.70
PPSA (1)	0.95
(1)	PPSA is the manager of the Production Sharing Contract of Atapu ECO and party of Norte de Atapu (non-contracted areas) with 0.95% interest.

SÉPIA

The AIP of Sépia accumulations, located in the Santos basin, was approved by ANP and has been in effect since September 2019. An amendment was approved by ANP in April 2022 to include the Production Sharing Contract.

The Sépia Shared Reservoir comprises:

–	Sépia Leste concession contract (Concession Contract/BM-S-24) operated by us (80% interest), in partnership with Galp (20% interest); and
–	Sépia ECO (ToR Surplus), operated by us (30% interest), in partnership with TotalEnergies (28% interest), Petronas (21% interest), and QP Brasil (21% interest); and
–	Sépia (Transfer of Rights Agreement), operated by us (where we hold a 100% interest).

The interest of each contract in the Sépia shared reservoir (AIP of Sépia) are as follows:

Contract	Interest (%) of each Contract in the Shared Reservoir
Sépia Leste (Concession Contract)	12.07
Sépia ECO (ToR Surplus)	60.41
Sépia (Transfer of Rights Agreement)	27.52

The interest of each party in the Sépia shared reservoir (AIP of Sépia) are as follows:

Partner (1)	Interest (%) of each party in the Shared Reservoir
Petrobras (operator)	55.30
TotalEnergies	16.91
Petronas	12.69
QP Brasil	12.69
Galp	2.41
(1)	PPSA is the manager of the Production Sharing Contract of Sépia ECO.

Annual Report and Form 20-F 2024 | 85

BÚZIOS AND TAMBUATÁ

The Búzios Shared Reservoir comprises:

–	Tambuatá (Concession Contract / BS-500), operated by us with a 100% interest.
–	Búzios (Transfer of Rights), operated by us with a 100% interest.
–	Regarding Búzios ECO (ToR Surplus), in November 2019, we in partnership with CNODC and CNOOC, obtained the rights to explore the surplus volumes of Búzios field. The Production Sharing Regime in Búzios became effective in September 2021. In 2022, we transferred 5% of our interest in the ToR Surplus, to CNOOC. This transaction was effective as of December 1, 2022. Our interest in Búzios ECO is 85%, the interest of CNOOC is 10% and the interest of CNODC is 5%.

The interest of each contract in the Búzios shared reservoir are as follows:

Contract	Interest (%) of each Contract in the Shared Reservoir
Búzios (Transfer of Rights)	25.95
Búzios ECO (ToR Surplus)	73.41
Tambuatá (Concession Contract / BS-500)	0.64

The interest of each party in the Búzios shared reservoir (AIP of Búzios) are as follows:

Partner (1)	Interest (%) of each party in the Shared Reservoir
Petrobras (operator)	88.9891
CNOOC	7.3406
CNODC	3.6703
(1)	PPSA is the manager of the Production Sharing Contract of Búzios ECO.

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

In January 2021, the ANP approved an amendment to the AIP.

Annual Report and Form 20-F 2024 | 86

The interest of each contract in the Tartaruga Mestiça Shared Reservoir:

Contract	Interest (%) of each Contract in the Shared Reservoir
Tartaruga Verde (Concession Contract / BM-C-36)	82.19
Tartaruga Verde Sudoeste (Production Sharing Contract)	17.81

The interest of each party in the Tartaruga Mestiça Shared Reservoir:

Partner (1)	Interest (%) of each party in the Shared Reservoir
Petrobras (operator)	58.905
Petronas	41.095
(1)	PPSA is the manager of the Production Sharing Contract of Tartaruga Verde Sudoeste

The interest of each party in the Tartaruga Verde and Espadarte Module III reservoirs are:

Partner	Interest (%) of each party in the Reservoir
Petrobras (operator)	50
Petronas	50

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

ANP approved the AIP of Sapinhoá Field shared deposit, located in the Santos basin, which has been in effect since March 2018, with the following interests of each contract in the Sapinhoá Shared Reservoir:

Contract	Interest (%) of each Contract in the Shared Reservoir
Sapinhoá (Concession Contract / BM-S-09)	96.30
Entorno de Sapinhoá (Production Sharing Contract)	3.70

Annual Report and Form 20-F 2024 | 87

The interest of each party in the Sapinhoá shared reservoir are as follows:

Partner (1)	Interest (%) of each party in the Shared Reservoir
Petrobras (operator)	45.00
Shell	30.00
Repsol Sinopec	25.00
(1)	PPSA is the manager of the Production Sharing Contract of Entorno de Sapinhoá.

In November 2024, the consortium submitted to ANP an amendment to the AIP arising from the process of reviewing interests of each contract in the Sapinhoá Shared Reservoir. This amendment to the AIP is still under analysis by ANP.

BRAVA

We entered into an AIP with PPSA to establish the terms and conditions of the Brava shared reservoir, located in the Campos basin, that has been in force since October 2019. PPSA represented the Brazilian federal government as the owner of the non-contracted area of Norte de Brava, while we owned the Voador and Marlim concession contract areas.

In May 2023, ANP approved an amendment to the AIP to include the Production Sharing Contract of Norte de Brava, and we acquired a 100% interest in the Production Sharing Contract of Norte de Brava.

The interest of each Contract in the Brava shared reservoir are as follows:

Contract	Interest (%) of each Contract in the Shared Reservoir
Marlim (Concession Contract)	64.27
Voador (Concession Contract)	33.40
Norte de Brava (Production Sharing Contract)	2.33

Petrobras has a 100% interest in the Brava Shared Reservoir. PPSA is the manager of the Production Sharing Contract of Norte de Brava.

ALBACORA PRE-SALT (FORNO)

We entered into an AIP with PPSA to establish the terms and conditions of the Albacora Pre-salt (Forno) shared reservoir, located in the Campos basin, that has been in force since January 2023. PPSA represented the Brazilian federal government as the owner of the non-contracted area of Norte de Brava, while we owned the Albacora concession contract area.

In May 2023, ANP approved an amendment to the AIP to include the Production Sharing Contract of Norte de Brava, and we acquired a 100% interest in the Production Sharing Contract of Norte de Brava.

Annual Report and Form 20-F 2024 | 88

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

Annual Report and Form 20-F 2024 | 89

MAIN PRODUCTION FIELDS

			Production units
Basin	Field	Main source	Owned	Capacity (mbbl/d)	Leased	Capacity (mbbl/d)	Interest (%) of each party in the Shared Reservoir	API Gravity	Sulfur content (% wt)	2024 oil production (mbbl/d)
Santos	Búzios	Pre-salt	4	4 units with 150	1	1 unit with 150	Petrobras (89%) CNOOC (7.3%) CNODC (3.7%)	28.5 – 28.8	0.30 – 0.33	567
Santos	Tupi	Pre-salt	3	3 units with 150	6	1 unit with 100 1 unit with 120 4 units with 150	Petrobras (67.22%) Shell (23.02%) Petrogal (9.21%) PPSA (0.55%)	29.6 – 31.4	0.34 – 0.37	554
Santos	Itapu	Pre-salt	1	1 unit with 150			Petrobras (100%)	30.2	0.25	149
Campos	Jubarte	Pre-salt	2	2 units with 180	2	1 unit with 100 1 unit with 110	Petrobras (100%)	17.1 – 30.8	0.29 – 0.56	115
Santos	Mero	Pre-salt	—	—	5	4 units with 180 1 unit with 150	Petrobras (40%) Shell (20%) Total (20%) CNODC (10%) CNOOC (10%)	29.0 – 30.2	0.30 – 0.31	100
Santos	Atapu	Pre-salt	1	1 unit with 150	—	—	Petrobras (65.69%) Shell (16.66%) TotalEnergies (15%) Galp (1.7%) PPSA (0.95%)	28.3	0.37	97
Campos	Roncador	Post-salt	4	3 units with 180 1 unit with 190	—	—	Petrobras (75%) Equinor (25%)	17.7 – 28.7	0.32 – 0.63	74
Santos	Sépia	Pre-salt	—	—	1	1 unit with 180	Petrobras (55.3%) TotalEnergies (16.91%) Petronas (12.69%) QP Brasil (12.69%) Galp (2.41%)	28.3	0.39	72
Campos	Marlim Sul	Post-salt	3	1 unit with 140 1 unit with 180 1 unit with 200	—	—	Petrobras (100%)	17.6 – 25.5	0.52 – 0.73	63
Santos	Sapinhoá	Pre-salt	—	—	2	2 units with 150	Petrobras (45%) Shell (30%) Repsol Sinopec (25%)	29.6 – 29.9	0.37	60
Other Pre and Post-salt fields										267
Onshore										34
Shallow waters										0.4
TOTAL										2.152

Annual Report and Form 20-F 2024 | 90

2024 PRODUCTION

Búzios field

The Búzios field is a highly productive asset with substantial reserves of light oil, low Lifting Costs, and reduced emissions. It has demonstrated economic resilience even in a low oil price environment. As of December 31, 2024, the Búzios field had achieved a total accumulated production of 1,400 million barrels of oil equivalent (MMboe) under the co-participation agreement. On January 3, 2024 the Búzios Shared Reservoir achieved a daily operated production record of 782.5 thousand barrels of oil per day (kbpd), attributed to excellent operational performance. Additionally, Búzios recorded an annual operated production record of 643.2 kbpd in 2024.

Currently, there are six operational units in Búzios. The fifth unit, FPSO Almirante Barroso, commenced production in May 2023 and achieved full production in record time, producing 150 mbbl/d td after five months. The sixth production system, FPSO Almirante Tamandaré, arrived at its location in October 2024 and started production in February 2025. This unit is the first high-capacity platform installed in Búzios, with a production potential of up to 225 thousand barrels of oil per day and the ability to process 12 million cubic meters of natural gas per day.

Furthermore, during the period from 2022 to 2024 we signed construction contracts for P-78, P-79, P-80, P-82, and P-83. The production for the next platforms is projected to commence in different years: P-78 in 2025, P-79 in 2026 and P-80, P-82 and P-83 in 2027. These platforms are expected to significantly expand the production capacity of the Búzios field, reinforcing its role as a cornerstone of our production strategy.

The company has been focusing on optimizing operational efficiency and reducing costs, which is evident in the improved Lifting Costs and enhanced production rates. The operational performance in Búzios is expected to further bolster our financial metrics, supporting our commitment to delivering value to shareholders and maintaining a strong cash generation profile. Additionally, the FPSO Almirante Tamandaré and the upcoming platforms are equipped with advanced technologies aimed at reducing greenhouse gas emissions, aligning with our broader sustainability goals.

For more information on the composition of participation in the project and the different partners’ shares in Búzios, see “Our Business – Production – Shared reservoirs: deposits between different fields.”

Annual Report and Form 20-F 2024 | 91

For more information on our production of crude oil, natural gas, Synthetic Oil and Synthetic Gas by geographic area in 2024, 2023 and 2022, see Exhibit 15.3 to this annual report.

Customers and Competitors

One of our most representative trades in terms of volume and profitability is crude oil. We sell oil through long-term and spot-market contracts, and in 2024, the crude oil volume committed through long-term contracts with quantity subject to final agreement on commercial terms was approximately 233 mbbl/d. Our domestic and overseas portfolio includes approximately 70 clients, such as refiners that process or have processed Brazilian oils regularly, distributed throughout the Americas, Europe and Asia, including China.

OIL CLIENTS (% vol)

In 2024, we remain one of the most important exporters of low sulfur fuel oil in the world, even with an increased participation of the high-sulfur grade in our portfolio. Our fuel oil is available in the major hubs in the market such as Singapore, Arab Gulf, the Mediterranean and Northwest Europe, the west coast of Africa, Panama, Caribbean and China. Our counterparties list consists of major companies, trading companies and barging companies. We have sold fuel oil to more than 20 different companies this year.

In the exploration and production industry, we face competition to gain access to new exploratory assets. In Brazil, the bidding rounds conducted by the ANP are auctions through which the Brazilian federal government grants the right to explore and produce oil and natural gas.

In 2022, nine operators purchased 59 concessions for exploratory blocks in the 3rd cycle of the Open Acreage of the Concession Bidding Round. Petrobras did not participate in this cycle.

Annual Report and Form 20-F 2024 | 92

In 2023, 13 operators purchased 192 concessions for exploratory blocks, in the 4th cycle of the Open Acreage of Concession Bidding Round. Petrobras is one of these operators, with 29 exploratory blocks. One operator purchased one block in the 2nd Cycle of the Open Acreage Production Sharing Modality (Petrobras did not participate in this cycle).

ANP has not offered bidding rounds in 2024.

Reserves

Preparation of reserves estimates

We apply SEC regulation for estimating and disclosing the oil and natural gas reserve quantities included in this annual report. In accordance with this regulation, we estimate reserves by considering average prices calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period.

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

Thus, the reserve estimation process begins with an initial evaluation of our assets by geophysicists, geologists and engineers. Reserves managers are responsible for the assets reserves estimates in each business unit in Brazil and the corporate reserves team provide guidance for reserves estimates in compliance with SEC requirements to the asset teams. General managers are responsible for the assets reserves of our business units in Brazil and executive officers of companies outside Brazil where we have interests are responsible for regional reserves estimates in compliance with SEC requirements. The corporate reserves team is responsible for consolidating our reserves estimates, standardized measures of discounted net cash flows related to prove oil and gas reserves, and other information related to prove oil and gas reserves. Our reserves estimates are approved by our Executive Officers, which then informs our Board of Directors about the approval. The technical person primarily responsible for overseeing our reserves' preparation is the corporate reserves team manager, who has 22 years of experience in the oil and gas industry and holds a bachelor's degree in civil engineering from Federal University of Juiz de Fora, a specialization in Petroleum Engineering from Petrobras University and a MBA in Oil and Gas Management from Fundação Getúlio Vargas.

D&M conducted a reserves evaluation of 97.2% of our proved crude oil, condensate and natural gas reserves as of December 31, 2024 in Brazil. The amount of reserves reviewed by D&M corresponds to 96.8% of our total Proved Reserves company-wide on an equivalent barrel basis. For disclosure describing the qualification of D&M’s technical person primarily responsible for overseeing our reserves evaluation, see Exhibit 99.1 to this annual report.

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

Annual Report and Form 20-F 2024 | 93

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

Our proved oil, condensate and natural gas reserves as of December 31, 2024 were estimated at 11,386 million boe. This estimate includes reserves related to our interest in equity method investees, which represents 0.1% of our reserves.

PROVED RESERVES (1) (million boe)

10,473
10,921
11,386
12,000
10,000
8,000
6,000
4,000
2,000
0
50
1,515
8,908
48
1,663
9,210
46
1,707
9,634
2022
2023
2024
Oil and condensate (Brazil)
Natural gas (Brazil)
Oil, condensate and natural gas (abroad)

(1)	Apparent differences in the sum of the numbers are due to rounding.

Oil and gas reserves quantities change yearly. Quantities included in our previous year’s reserves that are produced during the year are no longer reserves at year-end. Other factors, such as reservoir performance, revisions in oil prices, discoveries, extensions, purchases and sales of assets that occurred during the year, also influence year-end reserves quantities.

Annual Report and Form 20-F 2024 | 94

PROVED RESERVES (1) (million boe)

(1) Apparent differences in the sum of the numbers are due to rounding.

(2) The 865 million boe production volume is the net volume withdrawn from our Proved Reserves. It therefore excludes NGL, as we estimate our oil and gas reserves at a reference point located prior to the gas processing plants, except for the United States of America and Argentina. The production does not include injected gas volumes, production of EWTs in exploratory blocks and production in Bolivia, since Bolivian reserves are not included in our reserves due to restrictions determined by Bolivian Constitution.

In 2024, we incorporated 1,330 million boe of Proved Reserves, including the:

–	addition of 883 million boe, due to new projects, mainly in Atapu and Sépia fields, and in other fields in Santos, Campos and Solimões basins; and
–	addition of 447 million boe, due to the performance of assets, mainly in Búzios, Itapu, Tupi and Sépia fields, in the Santos basin, and other revisions.

We did not have relevant changes related to the variation in the oil price.

2024 RESERVES INDEXES

Annual Report and Form 20-F 2024 | 95

Proved Undeveloped Reserves

As of December 31, 2024, our Proved Undeveloped Reserves were estimated at 5,514 million boe, a net increase of 6% when compared to 2023 year-end.

In 2024, we incorporated 320 million boe of Proved Undeveloped Reserves, including the:

–	addition of 882 million boe, due to new projects, mainly in Atapu and Sépia fields and in other fields in Santos, Campos and Solimões basins;
–	addition of 142 million boe, mainly due to the performance in Búzios and Jubarte fields, and other revisions.

The additions in our Proved Undeveloped Reserves were partially offset by the conversion of 705 million boe of Proved Undeveloped Reserves to Proved Developed Reserves, mainly as a result of FPSO Duque de Caxias start-up and FPSO Sepetiba ramp up in Mero field, the ramp up of P-71 platform in Itapu field, in Santos Basin, and the ramp up of FPSO Anna Nery and FPSO Anita Garibaldi in Marlim field, Campos basin.

CHANGES IN PROVED UNDEVELOPED RESERVES(1) (million boe)

5,194
-705
1,025
5,514
Proved undeveloped reserves 2023
Conversion to proved developed
Incorporations
Proved undeveloped reserves 2024

(1) Apparent differences in the sum of the numbers are due to rounding.

As of December 31, 2024, 11.2% (619 million boe) of our Proved Undeveloped Reserves have remained undeveloped for five years or more, mainly due to the inherent complexity of deep and Ultra-deepwater development projects in giant fields, particularly in the Santos and Campos basins, in which we are investing in the required infrastructure.

In 2024, we invested a total of US$14.1 billion in development projects, of which 99.3% was invested in Brazil.

Most of our investments relate to long-term development projects, which are developed in phases due to the large volumes and extensions involved, the deep and Ultra-deepwater infrastructure and the production resources complexity. In these cases, the full development of the reserves related to these investments may exceed five years.

Annual Report and Form 20-F 2024 | 96

For further information on our reserves, see the unaudited section “Supplementary Information on Oil and Gas Exploration & Production” in our audited consolidated financial statements.

Oil and Gas Additional Information

The following tables show (i) the number of gross and net productive oil and natural gas wells and (ii) total gross and net developed and undeveloped oil and natural gas acreage in which we had interests as of December 31, 2024. A gross well or acre is a well or acre where we own an interest, while the number of net wells or acres is the sum of fractional interests in gross wells or acres. We do not have any material acreage expiring before 2030.

GROSS AND NET PRODUCTIVE WELLS

	As of December 31, 2024
	Oil		Natural Gas
	Gross	Net	Gross	Net
Consolidated subsidiaries
Brazil	759	716	81	76
South America (outside of Brazil)	31	10	170	58
Total consolidated	790	726	251	134
Equity method investees
North America	42	3.28	1	0.06
Total equity method investees	42	3.28	1	0.06
TOTAL GROSS AND NET PRODUCTIVE WELLS	832	729.28	252	134.06

Annual Report and Form 20-F 2024 | 97

GROSS AND NET DEVELOPED AND UNDEVELOPED ACREAGE (in acres)

	As of December 31, 2024
	Developed acreage		Undeveloped acreage
	Gross	Net	Gross	Net
Consolidated
Brazil	3,088,096	2,629,102	838,069	613,121
South America (outside of Brazil)	3,746	1,259	1,230	413
Total consolidated	3,091,842	2,630,361	839,299	613,535
Equity method investees
North America	29,969	2,766	136,800	11,523
Total equity method investees	29,969	2,766	136,800	11,523
TOTAL GROSS AND NET ACREAGE	3,121,811	2,633,127	976,099	625,058

For “net” figures, we used our interest held on December 31, 2024. Gross and net developed and undeveloped acreage presented in this table does not include exploratory areas.

The following table sets forth the number of net productive and dry exploratory and development wells drilled in the last three years.

NET PRODUCTIVE AND DRY EXPLORATORY AND DEVELOPMENT WELLS

	2024	2023	2022
Net productive exploratory wells drilled
Consolidated subsidiaries
Brazil	2.60	1.80	1.90
South America (outside of Brazil)	1.45	—	0.78
Total consolidated subsidiaries	4.05	1.80	2.68
Equity method investees
North America(1)	—	—	—
Total productive exploratory wells drilled	4.05	1.80	2.68
Net dry exploratory wells drilled
Consolidated subsidiaries
Brazil	2.80	—	0.45
South America (outside of Brazil)	—	—	—
Total consolidated subsidiaries	2.80	—	0.45
Equity method investees
North America(1)	—	—	—
Total dry exploratory wells drilled	2.80	—	0.45

Annual Report and Form 20-F 2024 | 98

	2024	2023	2022
TOTAL NUMBER OF NET EXPLORATORY WELLS DRILLED	6.85	1.80	3.13
Net productive development wells drilled
Consolidated subsidiaries
Brazil	35.33	30.50	41.66
South America (outside of Brazil)	3.36	3.70	3.02
Total consolidated subsidiaries	38.69	34.20	44.68
Equity method investees
North America(1)	0.07	0.14	0.08
Total productive development wells drilled	38.76	34.34	44.76
Net dry development wells drilled
Consolidated subsidiaries
Brazil	—	—	—
South America (outside of Brazil)	—	—	—
Total consolidated subsidiaries	—	—	—
Equity method investees
North America(1)	—	—	—
Total dry development wells drilled	—	—	—
TOTAL NUMBER OF NET DEVELOPMENT WELLS DRILLED	38.76	34.34	44.76
(1)	Due to the joint venture formed by Petrobras America Inc. and Murphy Exploration & Production Company, information regarding Proved Reserves, acreage and wells in the United States are reported in the “equity method investees” section. For “net” figures, we used the interest held as of December 31, 2024.

The following table summarizes the number of wells in the process of being drilled as of December 31, 2024.

NUMBER OF WELLS BEING DRILLED AS OF DECEMBER 31, 2024

	Gross	Net
Consolidated Subsidiaries
Brazil	13	8.87
International
South America (outside of Brazil)	2	0
North America	0	0
TOTAL WELLS DRILLING	15	8.87

The following table sets forth our average sales prices and average production costs by geographic area of production and by product type for the last three years.

Annual Report and Form 20-F 2024 | 99

AVERAGE SALES PRICES AND AVERAGE PRODUCTION COSTS (US$)

	South America		Total
	Brazil	South America (outside of Brazil)
2024
Average sales prices
Oil and NGL, per barrel	75.05	54.50	75.04
Natural gas, per thousand cubic feet(1)	10.38	3.00	9.88
Synthetic Oil, per barrel	—	—	—
Synthetic Gas, per thousand cubic feet	—	—	—
Average production costs, per barrel – total(2)	6.05	5.25	6.05
2023
Average sales prices
Oil and NGL, per barrel	79.09	50.75	79.07
Natural gas, per thousand cubic feet(1)	11.37	3.46	10.92
Synthetic Oil, per barrel	—	—	—
Synthetic Gas, per thousand cubic feet	—	—	—
Average production costs, per barrel – total(2)	5.59	5.24	5.59
2022
Average sales prices
Oil and NGL, per barrel	95.91	51.38	95.88
Natural gas, per thousand cubic feet(1)	11.54	4.27	11.24
Synthetic Oil, per barrel	87.76	—	87.76
Synthetic Gas, per thousand cubic feet	8.80	—	8.80
Average production costs, per barrel – total(2)	5.78	6.33	5.78
(1)	The volumes of natural gas used in the calculation of this table are the production volumes of natural gas available for sale and are also shown in the production table above. Natural gas amounts were converted from bbl to cubic feet in accordance with the following scale: one bbl = six cubic feet.
(2)	Lifting costs.

For information about our capitalized exploration costs, see Note 26 to our audited consolidated financial statements and the unaudited supplementary information on oil and gas exploration and production contained therein.

Annual Report and Form 20-F 2024 | 100

Refining, Transportation & Marketing

We processed 69% of all our oil production, which includes oil and LNG and excludes Natural Gasoline (C5+), in our refineries. In 2024, we produced 1,783 mbbl/d of oil products, from the processing of Brazilian oil (91% of feedstock) and imported oil (9% of feedstock). We traded these oil products both in Brazil and abroad.

Furthermore, we operate in the petrochemical sector with interests in companies and in the fertilizer sector with interests and plants in Brazil.

Overview

We own and operate 10 refineries in Brazil, with a total net crude distillation capacity of 1,813 mbbl/d. This represents 83% of all refining capacity in Brazil, according to the 2024 statistical yearbook published by the ANP. Most of our refineries are located near our crude oil pipelines, storage facilities, refined product pipelines, and major petrochemical facilities, easing access to crude oil supplies and end-users.

We also operate a large and complex infrastructure of pipelines and terminals, and a shipping fleet to transport oil products and crude oil to Brazilian and global markets. We operate 36 of our own terminals through our wholly-owned subsidiary Petrobras Transporte S.A. (“Transpetro”), and we have contracts for the use of some of the storage capacity of 17 third-party terminals, while Transpetro operates nine other third-party terminals.

Annual Report and Form 20-F 2024 | 101

OUR OWN REFINERIES AND TERMINALS[1]

A
B
C
D
E
F
G
H
I
J
K
L
M
N
O
1
2
3
4
5
6
7
TERMINALS
REFINERIES

A COARI
B BELÉM
C SÃO LUIS
D MUCURIPE
E SUAPE
F MACEIÓ[2]
G BRASÍLIA
H SENADOR CANEDO
I UBERABA
UBERLÂNDIA
J BARRA DO RIACHO
VITÓRIA
K BARUERI
CUBATÃO
GUARAREMA
GUARULHOS
PAULÍNIA
RIBEIRÃO PRETO
SÃO CAETANO DO SUL
SANTOS
SÃO SEBASTIÃO
L ANGRA DOS REIS
CABIÚNAS
ILHA D'ÁGUA
ILHA REDONDA E ILHA COMPRIDA[3]
CAMPOS ELÍSEOS
JAPERI
VOLTA REDONDA
M PARANAGUÁ
N BIGUAÇU
GUARAMIRIM
ITAJAÍ
SÃO FRANCISCO DO SUL
O NITERÓI
OSÓRIO
RIO GRANDE

1 LUBNOR
(Refinaria Lubrificantes e Derivados do Nordeste)
- Start Operation: 1966
- Crude Distillation Capacity: 8 mbbl/d
- API Gravity: 16.8

2 RNEST
(Abreu e Lima)
- Start Operation: 2014
- Crude Distillation Capacity: 88 mbbl/d
- API Gravity: 23.2

3 REGAP
(Gabriel Passos)
- Start Operation: 1968
- Crude Distillation Capacity: 157 mbbl/d
- API Gravity: 27.2

4 REDUC
(Duque de Caxias)
- Start Operation: 1961
- Crude Distillation Capacity: 239 mbbl/d
- API Gravity: 29.2

5 REPAR
(Presidente Getúlio Vargas)
- Start Operation: 1977
- Crude Distillation Capacity: 208 mbbl/d
- API Gravity: 27.8

6 REFAP
(Alberto Pasqualini)
- Start Operation: 1968
- Crude Distillation Capacity: 201 mbbl/d
- API Gravity: 29.7

7 RPBC
(Presidente Bernardes)
- Start Operation: 1955
- Crude Distillation Capacity: 170 mbbl/d
- API Gravity: 27.0

REVAP
(Henrique Lage)
- Start Operation: 1980
- Crude Distillation Capacity: 252 mbbl/d
- API Gravity: 26.4

REPLAN
(Paulínia)
- Start Operation: 1972
- Crude Distillation Capacity: 434 mbbl/d
- API Gravity: 27.5

RECAP
(Capuava)
- Start Operation: 1954
- Crude Distillation Capacity: 57 mbbl/d
- API Gravity: 30.9

1) Operated by Transpetro, a 100% Petrobras subsidiary.
2) The Maceió terminal was leased until February 2025, when the contract ended.
3) The Ilha Redonda and Ilha Comprida terminals make up a single integrated storage and handling system.

Annual Report and Form 20-F 2024 | 102

In 2019, we signed two agreements with CADE related to the divestment of some of our refining assets in Brazil (REMAN, LUBNOR, RNEST, RLAM, REGAP, REPAR and REFAP) and a shale industrialization unit (SIX).

In 2024, following the strategic direction presented in the Strategic Plan 2024-2028+ in force at that time, CADE agreed to sign an amendment through which new obligations were set regarding the activities carried out by us in the supply of oil and oil products to third parties in Brazil, replacing the previous commitment of divesting the refining and shale industrialization assets.

For more information on our agreement with CADE regarding our divestments in refining assets, see “Risks – Risk Factors – 6.b) The competitive environment of the Brazilian oil and gas market may intensify the requirements for our performance levels to remain in line with the best companies in the sector. The need to adapt to a competitive and complex environment may compromise our ability to implement our current Strategic Plan or any subsequent plans adopted” and “Mergers and Acquisitions”.

Main Assets

	2024	2023	2022
Transport and storage
Pipelines (km)	7,768	7,768	7,768
Own	6,928	6,928	6,928
Third parties(1)	840	840	840
Vessel fleet (owned and chartered)	110	109	110
Own	25	26	26
Chartered	85	83	84
Terminals	62	65	65
Own	36(2)	37(2)	38
Third parties(3)	26	28	27
Refining
Refineries	10	10	11
Brazil	10	10	11
Abroad	—	—	—
Nominal installed capacity (mbbl/d)	1,813	1,813	1,851
Brazil	1,813	1,813	1,851
Abroad	—	—	—
(1)	Third party pipelines that have existing Transpetro transport contracts.
(2)	The number of terminals in 2023 considered the Ilha Redonda and Ilha Comprida terminals as two different terminals. In 2024, we considered them as a single terminal, as they both make up a single integrated storage and handling system.
(3)	Third party terminals that have existing contracts for the use of the storage service, including nine terminals operated by Transpetro.

Annual Report and Form 20-F 2024 | 103

RefTOP - World Class Refining program

Aiming to be among the best oil refining companies in the world, since 2021 we have had a strategic program, known as RefTOP, which consists of a set of initiatives to improve reliability, sustainability and operational and energy efficiency. In 2023, following the revision of our refining portfolio strategy, RefTOP was expanded to all refineries. In 2025, RefTOP is expected to make another important move, shifting its energy performance metric from Energy Intensity Index (EII) to Solomon’s Energy Sustainability Index (ESI), which measures the energy efficiency of the direct (scope 1) and indirect (scope 2) sources required for operation (EII is a scope 1, or consumption-based only metric). This move demonstrates our commitment to managing carbon emissions and minimizing its carbon footprint, recognizing the impact of low-carbon energy sources at a broader level, and thus considering Brazilian well stablished renewable electricity matrix, that achieved 93% of renewable generation in 2023 (International Energy Agency, 2024).

In 2024, the crude utilization factor in our refineries reached 93%. We have been consistently promoting the integration of maintenance, inspection, engineering, and operation systems, allowing for more accurate diagnoses, less time for decision-making and failures reduction.

We keep implementing new projects and OPEX opportunities to increase energy efficiency and sustainability, leading to a consistent reduction in GHG emissions intensity, flaring emissions, and natural gas consumption. The GHG emissions intensity has fallen from 36.8 kgCO2e/CWT in 2023 to 36.2 kgCO2e/CWT in 2024, considering all refineries.

New investments on RefTOP are expected to reach US$826 million in all refineries from 2024 to 2029.

Refining

We serve our oil products clients in Brazil through a coordinated combination of oil processing, importing and exporting that according to our commercial strategy seeks to optimize our margins, considering different opportunity costs of domestic and imported oil, oil products in the different markets, as well as the costs of related transport, storage and processing.

In 2024, we processed 1,706 mbbl/d of oil in our 10 refineries. The following graphs show the processed feedstock and the performance of our refineries.

Annual Report and Form 20-F 2024 | 104

PROCESSED FEEDSTOCK (mbbl/d)

Over the past 15 years, we have made substantial investments in our existing refineries to increase our capacity to economically process heavier Brazilian crude oil, improve the quality of our oil products to meet stricter regulatory standards, modernize our refineries, and reduce the environmental impact of our refining operations.

One such investment is the implementation of a new diesel hydrotreatment unit at the Paulínia Refinery (“REPLAN”), currently in the process of construction and assembling equipment and installations.

With this project, REPLAN is expected to be able to produce 100% ultra-low sulfur diesel (the “ULSD” or the “S-10”) and increase the production of jet fuel, aiming to meet the specification and quantities demanded by the future market, in an economic way, with operational safety and lower impacts to the environment.

The new diesel hydrotreatment unit is expected to have a production capacity of 63 mbbl/d of S-10 and is scheduled to start operation in 2025, in line with the Strategic Plan.

The following table sets out the performance of our refineries.

Annual Report and Form 20-F 2024 | 105

PERFORMANCE OF REFINERIES

	Crude distillation capacity (mbbl/d)	Nelson Complexity Index	Average throughput(1) (mbbl/d)			Operational availability (%)			Total Utilization rate(2) (%)
Refinery	2024	2024	2024	2023	2022	2024	2023	2022	2024	2023	2022
LUBNOR	8	3.5	8	9	8	98.4	97.7	97.6	97.5	107.8	106.7
RECAP	57	6.8	53	56	58	94.8	97.6	97.0	93.0	98.8	102.9
REDUC	239	15.4	212	221	205	96.0	91.5	96.0	89.8	93.7	86.8
REFAP	201	6.0	167	143	155	93.7	94.2	92.9	87.5	74.7	82.0
REGAP	157	7.9	149	146	146	97.6	97.6	97.3	97.4	95.1	94.7
REMAN	—	—	—	—	28(3)	—	—	98.0	—	—	67.3
REPAR	208	7.8	193	201	157	97.6	97.8	97.0	93.4	98.2	77.9
REPLAN	434	6.9	394	398	376	97.9	97.8	97.5	91.9	92.5	87.3
REVAP	252	8.6	235	235	227	95.8	96.5	96.9	93.9	93.7	91.6
RLAM	—	—	—	—	—	—	—	—	—	—	—
RPBC	170	10.2	169	155	173	95.5	95.3	96.9	99.9	92.0	102.7
AIG (Former RPCC)	—	—	—	11	24	—	—	—	0	68.7	63.7
RNEST	88	7.6	81	74	61	95.4	93	84.9	97.7	95.1	83.0
Average crude oil throughput	—	—	1,661	1,649	1,619	—	—	—	—	—	—
Average NGL throughput	—	—	45	47	43	—	—	—	—	—	—
Average throughput	—	—	1,706	1,696	1,662	—	—	—	—	—	—
Crude Distillation capacity	1,813	—	—	—	—	—	—	—	—	—	—
(1)	Includes oil and NGL processing (fresh feedstock).
(2)	Total utilization rate includes the entire load in the distillation units, consisting of oil, C5 + and reprocessing (of oil and other products).
(3)	Average until November 2022.

Annual Report and Form 20-F 2024 | 106

MAIN PRODUCTS, MARKETS AND STORAGE CAPACITY OF OUR REFINERIES

			Storage capacity (mbbl)
Refinery	Main products	Main markets in Brazil	Crude oil	Oil products
LUBNOR	Asphalt (47%); Fuel Oil (35%); Lubricants (12%); Diesel (6%)	Lubricant Oil – sold to distributors and marketed nationwide; Asphalts – states in Northern and Northeastern Brazil and Minas Gerais	0.3	0.4
RECAP	Diesel (42%); Gasoline (30%); LPG (9%)	Part of the São Paulo metro region and petrochemical plants	0.6	1.7
REDUC	Diesel (23%); Gasoline (17%); Fuel Oil (18%); LPG (9%); Jet Fuel (8%); Naphtha (10%)	Rio de Janeiro, São Paulo, Espírito Santo, Minas Gerais, Bahia, Ceará, Paraná, Rio Grande do Sul	5.9	11.0
REFAP	Diesel (49%); Gasoline (28%); Naphtha (4%); LPG (8%)	Rio Grande do Sul, part of Santa Catarina and Paraná, in addition to other states by means of coastal shipping	3.1	5.7
REGAP	Diesel (44%); Gasoline (25%); Jet Fuel (7%); LPG (7%)	Currently supplies the state of Minas Gerais and, occasionally, the state of Espírito Santo. It can also expand its reach to the Rio de Janeiro market	2.0	5.4
REPAR	Diesel (43%); Gasoline (30%); LPG (8%)	Paraná, Santa Catarina, Southern São Paulo and Mato Grosso do Sul	3.3	5.8
REPLAN	Diesel (44%); Gasoline (24%); LPG (6%); Jet Fuel (3%); Fuel Oil (10%)	Countryside of the state of São Paulo, Mato Grosso, Mato Grosso do Sul, Rondônia and Acre, Southern Minas Gerais and the so-called “Triângulo Mineiro”, Goiás, Brasília, and Tocantins	5.6	11.4
REVAP	Diesel (27%)); Gasoline (23%); Naphtha (8%); Jet Fuel (15%); Fuel Oil (13%)	Paraíba Valley, the northern coast of the state of São Paulo, southern Minas Gerais, the São Paulo metro region, Midwestern Brazil and Southern Rio de Janeiro. It supplies 80% of the demand for jet fuel in the São Paulo state market and 100% of the Guarulhos International Airport	4.8	10.5
RPBC	Diesel (48%); Gasoline (28%); Fuel Oil (11%); LPG (4%)	Most products are intended for São Paulo’s capital. A portion is also shipped to Santos and to the Northern, Northeastern, and Southern Brazilian regions	2.6	7.1
RNEST	Diesel (60%); Naphtha (13%); Coke (10%); Fuel Oil (13%)	North and Northeast of Brazil	—(1)	5.6
(1)	Crude oil is supplied directly to RNEST’s tank farms of 4.2 mbbl, with no external crude oil storage.

Annual Report and Form 20-F 2024 | 107

With respect to oil products, we produced 1,783 mbbl/d of oil products in 2024, as shown in the following graphic:

OIL PRODUCTS PRODUCTION (mbbl/d)

In 2024, compared to 2023, there was an increase in the production of gasoline (4.2%), jet fuel (3.6%) and asphalt (4.4%), due to the domestic demand growth and supported by high results in refineries availability, reliability and performance. In 2024, we achieved the annual record in Diesel S-10 production, increased by 5.1% from 2023.

Annual Report and Form 20-F 2024 | 108

Ongoing undertakings

BOAVENTURA

Following our current strategy, the Boaventura Cluster, previously known as GASLUB, located in Itaboraí, state of Rio de Janeiro, is being remodeled. New solutions are being evaluated, such as a new refining area, a natural gas process plant and a thermoelectric power plant. This scope considers integration with REDUC refinery and consists of a catalytic hydrocracking, hydrotreating and hydroisodewaxing plant to produce Group II base lube oils which comprise a new generation of lube oils with higher viscosity indexes, improved oxidation stability and better overall performance compared to Group I base oils. The units are expected to be able to produce high-quality fuels as well, and additional investments included in our Strategic Plan, along integration with REDUC, are expected to increase S-10 production by 76 mbbl/d. For this scope, construction is expected to be contracted by the end of the first quarter of 2025. Furthermore, a study was initiated to evaluate the implementation of a dedicated plant to process renewable feedstocks (vegetable oils and animal fat) and to produce advanced fuels such as BioQAV (also known as SAF or Biojet fuel) and/or Hydrotreated Vegetable Oil (the “HVO”) applying the Hydroprocessed Esters and Fatty Acids technology and also petrochemical products.

For the natural gas processing plant, a new construction, management and commissioning contract was signed in March 2023, whose construction and commissioning milestones were achieved and plant 1 entered commercial operations in November 2024. Plant 2 is expected to begin commercial operations in the second half of 2025.

The gas-fired thermoelectric plant is still under study, and its conceptual design has been completed. The plant obtained the environmental preliminary license in November 2024 and further planning steps are in progress.

RNEST

RNEST (Refinery Abreu e Lima) started its operations in 2014 with the first set of units (Train I), making it the newest and most modern of our refineries. The refinery is located in the Northeast region of Brazil, and this location defines the plant as our main hub in the North-Northeast of the country.

RNEST is the main project for capacity expansion, with an expected increase in ultra-low sulfur diesel (ULSD or S-10) production capacity of 94 mbbl/d. This increase in oil products output capacity further strengthens our competitive advantage in the optimized use of our refining system. The main projects for expanding capacity and improving the quality of oil products at RNEST include the revamp of Train 1, implementation of Train 2, and the SNOX’ project completion. The SNOX project is expected to enable the processing of heavier crude oils, leading to a potential reduction in feedstock costs and thereby to an improvement in margin.

The SNOX project was completed in December 2024, and the revamp of Train 1 is under construction, while the Train 2 of RNEST is currently in the tender process, and it is scheduled to start operation by 2028.

Other ULSD Projects

With respect to the expansion of production capacity of ULSD, in addition to the new hydrotreatment unit at the REPLAN, with an additional production capacity of 63 mbbl/d of ULSD, we also have another investment at REVAP, which has focused on modifications to an existing diesel hydrotreating unit (U-272D) in order to improve the S-10 production in 41 mbbl/d, meeting market specifications and environmental requirements. This project is expected to start in 2026.

Annual Report and Form 20-F 2024 | 109

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

Transpetro is a logistics company that performs operations for storing and handling oil and oil products, ethanol, gas, and biofuels for the supply of Brazilian industries, thermoelectric plants and oil refineries, including import and export activities.

The terminals and pipelines operation is an important link in our supply chain. The oil is transported from the production fields to Transpetro terminals by pipeline or ship. From there, it is transported to refineries or for export. After refining, the oil products are drained through pipelines to the terminals to be delivered to fuel distribution companies, which supply the Brazilian and global markets. This operation covers a 7,768 km pipeline network and 45 terminals, of which 24 are marine and 21 are onshore (including the operation of Transbel, a fully-owned subsidiary of Transpetro, established due to the obligation of auctioning public port areas). Transpetro operates terminals owned by Petrobras and third parties, with a total nominal storage capacity of 10.73 million m3. In 2024, Transpetro handled 651 million m3 of oil, oil products and biofuels, totaling 6,143 operations with tankers and oil barges.

We move oil and oil products, whether by cabotage or long-haul navigation, in response to the demands of our customers. The fleet operated by Transpetro comprises 33 vessels (26 of which Transpetro owns and seven of which we contract through the subsidiary Transpetro International BV), and this operating fleet has an average age of ten years. The transport capacity of this fleet is 3.2 million deadweight tons. In 2024, this fleet handled around 46.6 million m3 of oil and oil products, about 23% of the cargo handled by Petrobras by sea.

Annual Report and Form 20-F 2024 | 110

In addition, we operate 78 ships chartered directly by Petrobras from third parties. This operation has the capacity to transport 5.5 million deadweight tons and, in 2024, handled 177.0 million m3.

THROUGHPUT OF TERMINALS AND PIPELINES (million m3)

We are constantly looking for excellence in the integrity of our assets and operational efficiency.

The operational efficiency of Transpetro’s fleet, represented by the Operational Availability Index (which calculates the proportion of time the vessel was operationally ready, excluding the time spent in dry dock), was 99.2% in 2024 as compared to 99% in 2023. The increase in this index in 2024 ensured Transpetro’s best result in the last seven years.

Fuel theft in onshore pipelines

The engagement between Petrobras and Transpetro in 2024 remains a determining factor for considerable advancement in combating fuel theft actions in our pipeline network, also known as illegal tapping. This partnership resulted in actions that ensured our commitment to life, the environment, and operational safety.

We have continued strengthening our relationship with Brazil’s public security forces, tightening ties with neighboring communities in our pipeline networks, expanding awareness and social projects, and investing in the improvement of technological tools, aimed at greater effectiveness in preventing illegal tapping.

These actions enabled, over the last year, a reduction of 11% in the number of cases compared to the previous year, dropping from 28 occurrences in 2023 to 25 occurrences in 2024. We also eliminated the number of occurrences in urban areas, minimizing risks to the surrounding population.

Finally, the achievements denoted by the results confirm the reduction of risk associated with illegal tapping.

Annual Report and Form 20-F 2024 | 111

OWN TERMINALS

Location	Terminal	Type	Nominal capacity (m³)
Alagoas	Maceió(1)	Marine	58,265
Amazonas	Coari	Marine	86,147
Ceará	Mucuripe	Marine	N/A (2)
Espírito Santo	Barra do Riacho Vitória	Marine Marine	107,834 10,710
Distrito Federal	Brasília	Onshore	72,308
Goiás	Senador Canedo	Onshore	127,778
Maranhão	São Luís	Marine	78,897
Minas Gerais	Uberaba Uberlândia	Onshore Onshore	54,812 45,812
Pará	Belém	Marine	48,186
Pernambuco	Suape	Marine	108,562
Paraná	Paranaguá	Marine	204,567
Rio de Janeiro	Ilha d’ Água Angra dos Reis Campos Elíseos Ilha Redonda & Ilha Comprida(3) Japeri Volta Redonda Cabiúnas	Marine Marine Onshore Marine Onshore Onshore Onshore	179,173 1,011,487 547,284 75,484 37,650 25,502 483,134
Rio Grande do Sul	Niterói Rio Grande Osório	Marine Marine Marine	21,189 101,422 842,393
Santa Catarina	Biguaçu Itajaí Guaramirim São Francisco do Sul	Onshore Onshore Onshore Marine	36,214 56,482 18,644 473,166
São Paulo	Santos São Sebastião Barueri Cubatão Guararema Guarulhos Paulínia Ribeirão Preto São Caetano do Sul	Marine Marine Onshore Onshore Onshore Onshore Onshore Onshore Onshore	388,873 2,057,493 206,462 161,100 1,026,934 164,181 274,608 50,886 227,308
TOTAL	36	–	9,470,947
(1)	The Maceió terminal was leased until February 2025, when the contract ended.
(2)	The terminal only pumps product. There is no product tank on this site.
(3)	The Ilha Redonda and Ilha Comprida terminals make up a single integrated storage and handling system.

Annual Report and Form 20-F 2024 | 112

Marketing

Annual Report and Form 20-F 2024 | 113

SALES VOLUMES OF OIL PRODUCTS TO BRAZILIAN MARKET, PER PRODUCT AND TOTAL IN THE YEAR (mbbl/d)

Diesel

Diesel is a medium petroleum distillate used as fuel in vehicles with compression-ignites internal combustion engines (diesel cycle engines). It is used mostly for cargo and passenger’s road transport (80%) and in the agriculture sector (10%). All diesel sold to end users in Brazil must be blended with biodiesel. In March 2024, the mandatory level of biodiesel in the fuel increased from 12% to 14%, as decided by the National Energy Policy Council (CNPE).

In 2024, S-10 diesel sales represented 64.4% of our diesel sales, surpassing the 62% achieved in 2023. The decrease in diesel oil sales in 2024 was mainly associated with the increase in the mandatory blend of biodiesel, and the increase in imports by other agents to Brazil, especially those from Russia. The record share of S-10 Diesel as it relates to total diesel sales reflects the commercial and operational actions that we have implemented in order to meet the Brazilian domestic demand for the product with lower sulfur content, replacing the S-500 Diesel.

Annual Report and Form 20-F 2024 | 114

Gasoline

Gasoline is a light petroleum distillate used in vehicles with spark-ignition internal combustion engines (Otto Cycle engines). Refineries in Brazil produce a distillate called “gasoline A,” which must be blended with 27% of anhydrous ethanol (current mandate) by distributors and then sold to end users as “gasoline C” at gas stations. Its main competitors are hydrated ethanol (sold directly by producers to distributors, who resell it in gas stations) and CNG - Compressed Natural Gas (sold by gas distributors directly to gas stations). In 2024, the “gasoline A” sold by us represented 39% the total Brazilian Otto-Cycle market.

Gasoline sales in 2024 decreased mainly due to the loss of market share to hydrous ethanol in flex-fuel vehicles. This was driven by the full federal re-taxation throughout 2023 and the increase in fuel taxes in 2024, which made the hydrous ethanol a more attractive option for consumers.

LPG

The LPG is a light distillate composed by propane and butane. It is used as fuel for heating appliances such as cooking equipment, rural heating and water boilers, among others. In Brazil, around 70% of LPG is sold in bottled cylinders of up to 13 kg by distributors and primarily used for residential cooking and its demand is directly driven by population growth and real income growth. On the other hand, consumption is inversely correlated with local temperatures and the efficiency rate of cooking equipment. The remaining 30% of LPG demand comes mainly from industrial and services sectors, whose demand is driven by economic growth.

The rise in LPG sales in 2024 was mainly associated with the increase in the Brazilian population’s income, a reduction in unemployment, and social programs that facilitate access for the low-income population to LPG for cooking.

Naphtha

Naphtha is a light petroleum distillate that is mainly used as raw material for the Petrochemical sector. This product is sold to three existing petrochemical plants in Brazil, which produce commodity chemicals such as ethylene, propylene, butadiene and aromatics (benzene, toluene, xylenes).

The 2.9% rise in our naphtha sales in 2024 was mainly associated with the increase in demand from Braskem’s São Paulo petrochemical complex.

Jet Fuel

Jet-fuel is a medium petroleum distillate used as aviation fuel in aircrafts powered by gas-turbine engines.

It is used by all commercial aviation companies (passengers and cargo transportation). Jet-fuel demand is strongly correlated with GDP growth, as it directly affects the demand for travel – business and leisure.

The main factor behind the rise of sales in 2024 was the increase in economic activity in Brazil, that stimulates both passenger flights and cargo movement.

Annual Report and Form 20-F 2024 | 115

Fuel Oil

Fuel oil is a residual fraction of the petroleum distillation. It is used in industrial (mostly non-ferrous metallurgy companies) and electricity generation sectors (thermoelectric plants). The demand for fuel oil for industrial consumption depends mostly on GDP growth and on the natural gas availability and competitiveness (its main competing product).

The fuel oil thermoelectric plants participate marginally in the country’s energy supply, entering into operation only when the water level in reservoirs is very low. In 2024, industrial use of fuel oil represented around 95% of demand, while the use in power generation represented only 5%. In 2024, the main factor for the sales shrinkage was the drop in demand caused by the migration of oil fuel consumption to natural gas by consumers in the North of Brazil.

Besides oil and oil products, we also trade natural gas, nitrogen fertilizers, renewables and other products.

BRAZILIAN SALES VOLUMES AND EXPORTS (mbbl/d)

	2024	2023	2022
Total oil products	1,719	1,744	1,753
Natural gas	206	226	305
Crude oil	147	181	202
Ethanol, nitrogen fertilizers, renewables and other products	7	4	3
Total Brazilian market	2,079	2,155	2,263
Exports(1)	798	806	714
TOTAL BRAZILIAN MARKET AND EXPORTS	2,877	2,961	2,977
(1)	Mainly includes crude oil and oil products.

Annual Report and Form 20-F 2024 | 116

Oil products prices

Crude oil is a commodity, the value of which depends on its quality, mainly based on its API Gravity and sulfur content. Traditionally, lighter crude oils have greater added value than heavier ones, given that they can generate higher value products. Lower sulfur content crudes tend to have more market value compared to higher sulfur ones with similar yields. Over the past few years, however, heavy crudes have shown a strong market value due to the possibility of high margin production when these crudes are processed in refineries with more complex hardware. Different refineries assign different values to the same crude oil, depending on their conversion capacity and the value of the products they intend to produce to supply their specific markets. Refineries can process a variety of crude oils, which brings flexibility to process different grades.

Crude oils are globally traded and their prices are usually referenced in international quotations, such as WTI, Brent or Dubai. Depending on factors such as quality, supply, demand, size lot, trading conditions and logistics costs to make a crude oil cargo available at a certain delivery point, a premium or a discount can be negotiated between buyer and seller.

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

Currently, as a result of the ongoing military conflict between Russia and Ukraine and the conflict in the Middle East, benchmark prices for oil, oil products, natural gas and LNG remain extremely volatile. We cannot predict the extent to which these conflicts will impact our business. These events also affect oil flows and related markets. An example is the change in exports of oil supplied by Russia being diverted to China and India, limiting the demand from these markets for other suppliers.

Our current positioning on pricing in Brazil takes into account domestic market conditions and seeks to align the price of oil products with international prices while avoiding the immediate transfer of volatility of international quotations and the exchange rate caused by conjunctural issues.

Since 2022, we have followed our Guideline for Price Formation in the Domestic Market (“Guideline”), approved by our Board of Directors, in line with its objective of continuously improving our governance. The Guideline reiterates the Executive Board’s competence in executing pricing policies, preserving and prioritizing our financial results and seeking to maximize its value creation. Furthermore, the Guideline incorporates an additional layer of supervision over execution of the pricing policies by the Board of Directors and the Fiscal Council, based on the Executive Board’s quarterly report, formalizing an already existing practice.

Annual Report and Form 20-F 2024 | 117

Diesel and Gasoline

We have a commercial strategy in place since 2023 to define our diesel and gasoline prices, replacing the former pricing policy. The commercial strategy considers market references such as: (a) the customer’s alternative cost, as a value to be prioritized in pricing, and (b) our marginal value. The customer’s alternative cost refers to the cost of the main supply alternatives, whether the same or substitute products, and the marginal value is based on the opportunity cost given the various alternatives for the company, among them, production, imports and exports of the product and/or the oils used in refining. The commercial strategy is premised on competitive prices per sales hub, in balance with the national and international markets, taking into account the best alternative accessible to customers. This strategy allows us to compete more efficiently, taking into account our market share, optimize our refining assets, and to obtain profitability on a sustainable basis.

Price readjustments are expected to continue to be made without a defined periodicity, avoiding the transfer to domestic prices of the cyclical volatility of international prices and of the exchange rate to domestic prices.

The commercial strategy is aligned with the Guideline approved by the Board of Directors on July 27, 2022.

During 2024, we announced adjustments to selling prices at refineries, resulting in a price increase of 7.1% for gasoline, when comparing prices in place on December 31, 2024 with those effective as of December 31, 2023. And there was no price adjustment for diesel in 2024.

LPG

LPG prices in the Brazilian market are defined taking into account the balance with the international prices and the level of market share, in the residential and industrial/commercial LPG segments. According to our pricing policy, price adjustments are made without defined periodicity, according to market conditions and analysis of internal and external environments.

During 2024, we announced adjustments to selling prices at refineries, resulting in price increases of 9.8% for LPG, when comparing prices in place on December 31, 2024 with those effective as of December 31, 2023.

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

In 2024, net exports increased by 14 mbbl/d, reaching 499 mbbl/d. This increase resulted mainly from lower imports of oil products in 2024, mainly gasoline, due to increased production with higher utilization of refineries in the year 2024.

Annual Report and Form 20-F 2024 | 118

EXPORTS AND IMPORTS OF CRUDE OIL AND OIL PRODUCTS (mbbl/d)

	2024	2023	2022
Exports
Crude oil	602	594	513
Fuel oil	150	161	181
Other oil products	46	51	20
Total exports	798	806	714
Imports
Crude oil	151	156	164
Diesel	60	63	118
Gasoline	11	39	25
Other oil products	77	63	86
Total imports	299	321	393

Our crude oil, oil products and LNG trading activities aim to meet our internal demands or potential businesses opportunities identified by our commercial teams, seeking to optimize the buying and selling operations in the Brazilian and global markets, as well as offshore operations.

The international trading teams are based in the major global commercial hubs of oil and oil products, such as Houston, Singapore, Buenos Aires and Rotterdam and are comprised of crude oil, oil products and biofuels traders, LNG, shipping and support operators.

For more information on our oil and oil products clients, see “Exploration & Production – Customers and Competitors” and “Refining, Transportation & Marketing – Customers and Competitors” in this annual report.

Annual Report and Form 20-F 2024 | 119

Distribution

We sell our oil products to several distribution companies in Brazil.

A 10-year trademark license agreement is in place and grants Vibra a non-exclusive, paid, temporary license on certain trademarks we own, including but not limited to “Petrobras,” “Petrobras Podium,” “Petrobras Premmia,” “De Olho no Combustível,” “BR Aviation” and “Petrobras Grid.” The contract expires in June 2029 and must comply with the established debranding obligations.

Under the terms of this agreement, the license is granted exclusively to the service station and aviation segments, for which Vibra shall exclusively use the brands licensed by us. Meanwhile, during the term of the trademark license agreement, we undertake to refrain from operating in the service stations sector across the Brazilian territory. The definition of a “service station” under this agreement is any facility where oil and gas products and services and/or services related to any other energy sources (renewable or otherwise) intended to power automotive vehicles and watercrafts are offered to the Business-to-Consumer (or B2C) public, including convenience stores. In January 2024, we notified Vibra that we have no interest in extending the trademark license agreement under the current terms. The parties have been evaluating the need for modifications to the license. We expect this decision will permit us to evaluate new brand management strategies and business opportunities.

We also participate in the retail sector in other South American countries, as follows:

–	Colombia: our operations through Petrobras Colombia Combustibles S.A. (PECOCO) include 121 service stations and a lubricant plant with a production capacity of 54,000 m3/year. PECOCO was in Petrobras divestment portfolio until March 2025 when our Executive Board approved the termination of the divestment project, in line with the current strategic drivers, which consider portfolio diversification both profitable and sustainable for the company;
–	Chile: following the sale of our distribution operations in Chile, which was concluded in January 2017, we entered into a brand licensing agreement in that country, for the initial term of eight years. To operate our acquired assets in Chile, Southern Cross created Esmax, a company that operates as our licensee in the fuel distribution segment. In July 2024, after the sale of Esmax from Southern Cross to Aramco, Petrobras and Esmax reached an agreement to extend the contract term until December 31, 2025. This extension aims to facilitate a comprehensive rebranding of Petrobras’ trademarks to Aramco; and
–	Paraguay: following the sale of our distribution operations in Paraguay, which was concluded in 2019, we entered into a brand licensing agreement in Paraguay for the exclusive use of our brands, for the initial term of five years. The parties have approved an extension of the contract term through 2026.

For more information of the divestment process, see “Mergers and Acquisitions” in this annual report.

Annual Report and Form 20-F 2024 | 120

Customers and Competitors

We interact with 485 clients in Brazil, in regard to liquid and solid products, seven of which account for 66% of the total volume sold.

LIQUID AND SOLID OIL PRODUCTS CLIENTS (% vol)

The sale of oil products to distribution companies is done mainly by contracts executed in accordance with ANP regulations.

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

In 2024, our participation in diesel markets decreased compared to the previous year, mainly due to the increase in the mandatory blend of biodiesel, and the increase in imports by other agents to Brazil, especially those from Russia.

Our share in the gasoline market also declined driven by changes in taxes. In 2022, the Brazilian federal government eliminated federal taxes on gasoline and ethanol, which impacted gasoline C prices more than hydrated ethanol prices due to the higher tax burden on gasoline C. This altered the price relationship between the two substitute products, leading to increased gasoline C consumption in flex-fuel vehicles. In 2023, the federal government reinstated federal tax rates on gasoline and ethanol in two phases, with states also raising the ICMS tax on gasoline C in February 2023 and 2024. This change affected the price dynamics at the pumps, resulting in a resurgence of hydrated ethanol consumption over gasoline C. Consequently, Petrobras’ gasoline A sales, which initially grew, declined in 2024.

Annual Report and Form 20-F 2024 | 121

Other Activities

Petrochemicals

We engage in the Petrochemical sector through the following companies:

OUR SHAREHOLDING IN PETROCHEMICAL COMPANIES IN BRAZIL AND THEIR MAIN PRODUCTS

Company/Main products	Location	Nominal capacity (mmt/y)	Our shareholding	Other shareholding
Braskem(1)
Basic Chemicals	Brazil	9.73	36.15%	Novonor (38.32%);
PVC	Brazil	0.71		Others (25.53%)
Ethene	Mexico	1.05
Polyethylene	Brazil	3.20
	Mexico	1.05
Polypropylene	Brazil	1.85
	USA	2.02
	Germany	0.63
METANOR S.A./COPENOR S.A.(2)
Formaldehyde	Brazil	0.09	34.54%	Dexxos Participações (45.47%);
Hexamine		0.01		Others (19.99%)
Fábrica Carioca de Catalisadores S.A.
Catalysts	Brazil	0.04	50.00%	Ketjen (3) (50.00%)
Additives		0.01
PETROCOQUE S.A.
Calcined petroleum coke	Brazil	0.55	50.00%	Universal Empreendimentos e Participações Ltda (50.00%)
(1)	Capacities obtained at Investor Toolkit in Braskem´s Investor Relations site.
(2)	Copernor S.A. is a subsidiary of Metanor S.A.
(3)	Ketjen Brazil Holdings Ltda, subsidiary of the former shareholder Albemarle Brazil Holdings Ltda

In 2023, we received a letter regarding the non-binding proposal for the acquisition of Novonor S.A.’s interest in Braskem. The information was forwarded to us due to the fact that we are Braskem’s second largest shareholder and a party to the shareholders’ agreement, which contains Tag Along and ROFR provisions. During the second semester of 2023 and the beginning of 2024, we conducted the due diligence process, but the interested company and Novonor didn't reach an agreement for the potential transaction. We remain vigilant and prepared for any potential corporate movements concerning Novonor's stake in Braskem.

Annual Report and Form 20-F 2024 | 122

Fertilizers

We have three fertilizer plants in Brazil, one located in the state of Bahia (FAFEN-BA), one in the state of Sergipe (FAFEN-SE), and one through our subsidiary located in Paraná, Araucaria Nitrogenados S.A. (ANSA), that has been mothballed since January 2020. Their main products are ammonia and urea. Together these plants have an installed capacity of 1.852 million t/year of urea, 1.406 million t/y of ammonia, 319,000 t/y of ammonium sulfate and 800,000 t/y of Automotive Liquid Reducing Agent (ARLA-32).

We also have an unfinished Nitrogen Fertilizer Unit (UFN-III) in Mato Grosso do Sul. The construction of UFN-III began in September 2011, but was halted in December 2014, with about 81% of the physical construction completed. In October 2024, we decided to resume the implementation of the UFN-III, with operations expected to commence in 2028.

Since 2020, after being mothballed in 2019, our plants located in Bahia and Sergipe have been leased to Proquigel Química S.A. (the “Proquigel Química”), a company of the Unigel Group for an initial term of 10 years, which may be extended for an additional 10 years.

In December 2023, we signed a contract with Proquigel Química for custom industrialization (tolling) for the production of nitrogen fertilizers in plants located in the states of Sergipe and Bahia. However, as the conditions for its effectiveness were not met within the established period, the tolling agreement did not enter into effect.

Following the strategic guidelines of the Strategic Plan 2024-2028+ in force at that time, in which investment in fertilizer production has once again become part of our portfolio, reaffirmed in the Business Plan 2025-29, in June 2024, we approved the resumption of operating activities of ANSA and the starting of all procedures required for the reopening of the plant. The plant is expected to start operating again in the second half of 2025.

In 2024, we signed a Memorandum of Understanding and a Master Agreement with Yara Brasil Fertilizantes S.A. (the “Yara”), to study and structure potential commercial partnerships in the fertilizer segment, production of industrial products and decarbonization of production. As a result of these understandings, in November 2024 we signed two temporary agreements with Yara. The first agreement is a contract between Petrobras, Yara, and ANSA for the production of ARLA 32 at ANSA using urea supplied by Yara. Yara will be responsible for the commercialization of fertilizers.

The second agreement is a technical cooperation agreement between Petrobras and Yara for the development of joint studies of fertilizers and industrial products, as well as energy transition efforts linked to decarbonization projects and the production of renewable and low-carbon fertilizers.

We thus reinforce our commitment to leading the transformation and driving a sustainable, fair and safe energy transition.

For more information on our new vision and strategies, see “Strategic Plan 2050 and Business Plan 2025-2029” in this annual report.

Annual Report and Form 20-F 2024 | 123

Gas & Low Carbon Energies

Overview

We process gas produced in our oil fields in our UPGNs that have the capacity to treat 97 million m3/d of natural gas in Brazil. We market this natural gas, along with gas imported from Bolivia and LNG acquired in the global market, to several consumers and to the thermoelectric plants.

We also operate in the power generation through thermal power plants fired by natural gas and diesel oil and in the commercialization of electric energy.

The Gas & Low Carbon Energies segment strategy is to act in a competitive and integrated manner in the operation and commercialization of gas and energy, optimize the portfolio and increase the insertion on renewable sources.

Main Assets

	2024	2023	2022
Natural gas
Gas pipelines in Brazil (km)	2,643	2,643	2,643
Processing Units (1)	13	13	15
Brazil (1)	10	10	12
Bolivia	3	3	3
Processing capacity (million m3/d)	142	138	143(2)
Brazil	97	94	99
Bolivia(3)	45	45	45
Regasification terminals	2	3(4)	3(2)
Regasification capacity (million m3/d)	40	47	47
Power
Number of thermal power plants(4) (5)	13	14	14
Installed capacity (thousand MWh)	4.9	5.3	5.3
(1)	In 2023, UPGN RPBC authorization was canceled by ANP due to its continued inactivity for two years.
(2)	The terminal (TR-BA) was leased to Excelerate Energy Comercializadora de Gás Natural Ltda until December 31, 2023.
(3)	2023 and 2022 numbers revised to consider current capacity measurement methodology.
(4)	PECEM's operation contract was valid until December 31, 2023, when it terminated. On January 1, 2024, the equipment that comprised the Pecém LNG Regasification Terminal was transferred to the ownership of Companhia de Desenvolvimento Industrial e Portuário do Pecém S.A.
(5)	Piratininga Power Plant had its lease agreement terminated on April 27, 2024.
(6)	Number of thermal power plants under Petrobras management, not including minority shareholdings.

Annual Report and Form 20-F 2024 | 124

RR
AP
AM
PA
MA
CE
RN
PB
PE
AL
SE
PI
AC
RO
TO
BA
MT
DF
GO
MG
ES
MS
SP
RJ
PR
SC
RS
NATURAL GAS TRANSPORT PIPELINE[1]
TSB
GTB
TBG
REGASIFICATION TERMINAL LNG[1]
LNG Baía de Guanabara
LNG Bahia
UPGN (Natural-gas processing unit) or UTG (Natural-gas treatment unit)[1]
Power plants[1 2 3]

1 UPGN Urucu

2 UPGN Lubnor

3 UPGN Catu

4 EVF Manati

5 UTG (Cacimbas)

6 UTGSUL (Sul Capixaba)[4]

7 UTGCAB (Cabiúnas)

8 UPGN REDUC

9 UTGCA (Caraguatatuba)

10 UTGITB (Itaboraí)[5]

A TERMOCEARÁ

B VALE DO AÇU
ALTO DO RODRIGUES

C SUAPE II
TERMOCABO

D TERMOBAHIA
TERMOCAMAÇARI[6]

E IBIRITÉ
JUIZ DE FORA

F BAIXADA FLUMINENSE
SEROPÉDICA
TERMORIO
TERMOMACAÉ

G TRÊS LAGOAS

H CUBATÃO
NOVA PIRATININGA

I CANOAS

Thermoelectric Photovoltaic

1) *Assets as of December 31, 2024.*

2) *Power plants under Petrobras management and shareholdings.*

3) *Our equity interest in Brentech, owner of UTE Goiânia II, was sold in May 2024, and our equity interest in UEGA, owner of UTE Araucária, was sold in July 2024.*

4) *UTGSUL was hibernated in September 2024 due to the lack of gas supply.*

5) *In September 2024, the authorization was granted for commercial production in module I of UTGITB.*

6) *Termocamaçari power plant is leased to Proquigel Química S.A. until August 2030.*

Annual Report and Form 20-F 2024 | 125

Natural Gas

Our natural gas operations are comprised of, among other things, gas processing, transportation, and LNG regasification.

Processing of Natural Gas

Natural gas from our Exploration & Production segment needs to be processed in processing units, to be transformed into marketable products. These products serve as fuel and raw material for different uses, such as transportation, industrial and residential uses, as well as in the fertilizer industry and thermoelectric power generation.

Our UPGNs are located in the states of Amazonas, Ceará, Bahia, Espírito Santo, Rio de Janeiro and São Paulo in Brazil as well as in Bolivia, where we have the capacity to process natural gas in its gaseous and condensed forms.

In November 2024, the UPGN located at the Boaventura Energy Complex (UTGITB) entered commercial operation, with authorization to produce 10.5 million m3/d of gas. In 2025, the forecast is to expand this authorization to UPGN’s total processing capacity, which amounts to 21 million m3/d of gas.

PROCESSING CAPACITY AND PRODUCTION OF OUR UPGNS IN BRAZIL

				2024			2023			2022
	Location	2024 Processing capacity	Unprocessed natural gas	Processed natural gas	LPG	Unprocessed natural gas	Processed natural gas	LPG	Unprocessed natural gas	Processed natural gas	LPG
		(million m³/d)	(million m³/d)	(million m³/d)	(thousand t/d)	(million m³/d)	(million m³/d)	(thousand t/d)	(million m³/d)	(million m³/d)	(thousand t/d)
UTGCAB (1)	Rio de Janeiro	24.60	20.06	13.60	0.95	21.39	15.07	0.90	21.06	14.11	0.82
UTGCA	São Paulo	20.00	11.41	10.79	1.01	12.16	11.46	0.99	13.27	12.62	0.97
UTGC	Espírito Santo	18.10	2.24	2.04	0.27	2.74	2.42	0.34	2.04	1.83	0.24
UTGSUL(2)	Espírito Santo	2.50	0.05(2)	0.04(2)	–	0.06	0.05	–	0.11	0.09	–
UTGITB (3)	Rio de Janeiro	10.50	1.67(3)	1.23(3)	0.05(3)	–	–	–	–	–	–
UPGN REDUC	Rio de Janeiro	2.50	0.95	0.76	0.05	1.11	1.05	0.23	1.12	0.49	0.04
UPGN LUBNOR	Ceará	0.35	–	–	–	–	–	–	–	–	–
UPGN URUCU	Amazonas	12.2	11.44	10.82	0.87	12.15	11.44	0.93	11.79	11.08	0.95
UPGN CATU	Bahia	2	1.75	1.46	–	1.60	1.35	–	1.35	1.12	–
EVF MANATI	Bahia	6	–	–	–	1.67	–	–	2.47	–	–
TOTAL	—	98.75	48.13	39.70	3.16	52.88	42.84	3.39	53.21	41.34	13.86
(1)	The UTGCAB has an operational flexibility that allows for the incorporation of an additional volume of unprocessed natural gas into the gas processed by the unit, while maintaining the regulated specifications for the final product and increasing the total volume of gas available to the market. This flexibility has enabled increases in gas available to the market of: 2.45 million m³/d in 2022, 2.27 million m³/d in 2023, and 3.00 million m³/d in 2024, in addition to the values indicated in this table.
(2)	UTGSUL, with a processing capacity of 2.5 million m³/d of natural gas, was mothballed on September 16, 2024, due to the lack of gas supply. Data refers to the average values from January to September 2024.
(3)	On September 9, 2024, an authorization was granted for commercial production in module I of UTGITB, with a processing capacity of 10.5 million m³/d of natural gas. Data refers to the average values from November to December 2024.

Annual Report and Form 20-F 2024 | 126

AVERAGE TOTAL VOLUME OF NATURAL GAS PROCESSED IN OUR UNITS[1]

2022	54.1
2023	53.2
2024	48.1 (million m³/d)

↓ 9.6% lower than 2023

After processing of natural gas the main products were:

Processed natural gas* (million m³/d)

2024	2023	2022
39.7	43.1	42.1

LPG (thousand ton/d)

2024	2023	2022
3.2	3.5	3.1

* In addition to the consumer market, a portion of the volume of processed gas is destined for reinjection in isolated areas and consumption in the processing units themselves.

In addition to the natural gas produced in Brazil, we also received natural gas from Bolivia through pipeline and liquefied natural gas, imported from other countries on special ships and regasified at terminals in Brazil

The total average volume of natural gas processed and operated by Petrobras in Bolivia was:

(million m³/d)

2024	2023	2022
7.8	9.0	10.6

↓ 13.4% lower than 2023

1) *Figures for 2022 and 2023 also take into account the operation of UPGN Guamaré, which was divested in June 2023.*

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

Annual Report and Form 20-F 2024 | 127

OUR SHARE IN GAS TRANSPORTATION COMPANIES IN BRAZIL

Company	Gas pipeline extension (km)	Our shareholding	Other shareholders
Transportadora Brasileira Gasoduto Bolívia Brasil S.A. (TBG)	2,593	51%	BBPP Holdings Ltda. (29%) YPFB Transporte do Brasil Holding Ltda. (19.88%) Corumbá Holding S.À.R.L. (0.12%)
Transportadora Sulbrasileira de Gás S.A. (TSB)	50	25%	Ipiranga Produtos de Petróleo S.A. (25%), Repsol Exploração Brasil (25%) and Total Gas and Power Brazil (25%)
TOTAL	2,643	—	—

In addition, outside Brazil we hold an 11% interest in GTB, which is responsible for the Bolivian side of the Bolivia-Brazil gas pipeline, measuring 557 km.

Annual Report and Form 20-F 2024 | 128

Gas from Pre-Salt

To enhance the extraction of natural gas from our production in the Santos basin Pre-salt cluster, we invested in the construction of integrated subsea pipelines (Route 1 and GASMEX, Route 2 and Route 3), in addition to using part of the existing infrastructure. We have invested in the following flow routes:

ROUTE 1 AND GASMEX: The 381 km pipeline consists of two stretches: Route 1, which is the stretch connecting the Tupi Platform to the Mexilhão Platform, with capacity to flow up to 10 million m3/d; and GASMEX, which is the stretch connecting the Mexilhão platform to the Monteiro Lobato Gas Treatment Unit (the “UTGCA”), in the city of Caraguatatuba in the state of São Paulo, with capacity to flow up to 20 million m3/d of gas produced in the Santos basin. GASMEX is 100% owned by Petrobras, and we own 65% of Route 1, Shell owns 25% and Petrogal owns the remaining 10%.

Annual Report and Form 20-F 2024 | 129

ROUTE 2: The 401 km pipeline links the Santos basin Pre-salt cluster to the Cabiúnas Gas Treatment Unit (the “UTGCAB”) processing asset, in the city of Macaé in the state of Rio de Janeiro. The pipeline operates with a 20 million m3/d capacity. We own 65% of Route 2 Tupi-NE-Cernambi, Shell owns 25% and Petrogal owns the remaining 10%. We own 55% of Route 2 Cernambi-TECAB, Shell owns 25%, Petrogal owns 10%, and Repsol owns the remaining 10%.

ROUTE 3: This 355 km gas pipeline connects the Santos basin Pre-salt cluster to the Itaboraí Gas Treatment Unit processing asset, in the city of Itaboraí in the state of Rio de Janeiro, with a capacity of up to 18 million m3/d. 307 km of the pipeline is offshore, and the other 48 km is onshore. The natural gas processing plant has units with a total processing capacity of 21 million m3/d of natural gas, increasing the supply of natural gas, LPG, and Natural Gasoline (C5+) to the market. The first module of the Itaboraí Gas Treatment Unit started operations in September 2024. We own 100% of Route 3.

Recently installed and upcoming units in the Santos basin Pre-salt cluster are expected to be progressively connected to Route 2 and to Route 3. All projects are expected to be able to flow through any of the three flow routes when the system is fully implemented.

Marketing and Sales

The total demand of natural gas in 2024 was 47.5 million m3/d.

The volume of our natural gas consumption by industrial, gas-fired electric power generation, system use gas, commercial and retail customers was 36.6 million m3/d, representing a decrease of approximately 7% compared to 2023. This decrease is mainly attributable to a reduction in non-thermoelectric demand.

In 2024, the consumption of natural gas by our refineries was 10.9 million m3/d, which was the same level as in 2023.

Below we present our sources and consumption in 20247F:

SOURCES*

TOTAL SUPPLY NATURAL GAS (million m³/d)

29.9 originated from Brazilian production

13.4 imported from Bolivia

4.2 LNG imports were subject to regasification at the LNG terminals at Baía de Guanabara (RJ) and in Bahia (BA)

Natural Gas Supply (million m³/d)

58.0
50.2
47.5
Brazil
Bolivia
LNG
35,2
17.1
5,7
33.1
15.6
1.5
29.9
13.4
4.2
2022
2023
2024

CONSUMPTION*

WE SUPPLY (million m³/d)

The average of **47.5** natural gas

10.7 to the thermoelectric market (includes our units and third-party units)

25.5 to the gas distributors for supplying the non-thermoelectric market

10.9 to our refinery units

0.4 was consumed by the natural gas transporters hired by us for the provision of transport service

WE SELL

Through **95** agreements

With **55** clients both for the thermoelectric segment, as for the non-thermal segment, including distribution companies, cogeneration units, free consumers, carriers and other producers

Demand for Natural Gas (million m³/d)

58.0
50.2
47.5
Non-thermoeletric
Thermoeletric
Refineries
System usage gas
34.8
11.4
11.1
0.7
29.3
9.3
10.8
0.8
25.5
10.7
10.9
0.4
2022
2023
2024

Annual Report and Form 20-F 2024 | 130

Gas & Energy + Program

In July 2019, we signed an agreement with CADE to increase competition in the natural gas industry in Brazil, which among other matters included the sale of shareholdings in gas transportation and distribution companies. Due to a more open market, in 2020 we started the GAS+ Program, an internal set of actions which aims to increase our competitiveness in the natural gas segment. In 2021, Law No. 14,134, known as the New Gas Law that set the basis for a profound reform of the Brazilian Gas Market was promulgated. As a result of the agreement with CADE and the New Gas Law, according to information provided by the ANP, in 2024 around 16 new players became holders of about 29% of the non-thermoelectric Brazilian natural gas market.

Given the strategic direction presented in the Strategic Plan 2024-2028+, in force at that time, we formally requested a review of the agreement signed with CADE. The agreement was signed in July 2024, releasing Petrobras from divesting TBG.

For more information on our agreement with CADE, see “Risks – Risk Factors – 6.b) The competitive environment of the Brazilian oil and gas market may intensify the requirements for our performance levels to remain in line with the best companies in the sector. The need to adapt to a competitive and complex environment may compromise our ability to implement our current Strategic Plan or any subsequent plans adopted” and “Mergers and Acquisitions” in this annual report.

In 2023, the GAS+ Program was renamed as Gas & Energy + Program (also called “Gas and power plus Program” and “G&E+”), reinforcing actions aimed at the gas business and including actions focused on the energy business.

The G&E+ aims to strengthen our competitive position in the natural gas open market. This program focuses on offering the best customer relationship experience and developing and delivering products with commercial conditions adherent to customers’ needs, to achieve the established market share and profitability goals. It includes initiatives such as the launch of new commercial products, new forms of customer relationships, and digital tools (such as digital contracts and sales through automated platforms), as well as actions in the field of regulation and new business models (such as alignment of regulatory procedures for the review of the Unit Variable Cost (UVC) thermal and LNG market).

Throughout 2024, several G&E+ initiatives were implemented. The development of these initiatives is monitored periodically, at different levels of management, following the established project management structure. The main achievements for 2024 are highlighted below:

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

Annual Report and Form 20-F 2024 | 131

Natural gas sales contracts and long-term gas purchase and transportation commitments

We sell our gas primarily to local gas distribution companies, free industrial consumers and gas-powered plants, generally based on standard take-or-pay, long-term supply contracts. Free consumers are consumers that, if eligible, can freely negotiate their natural gas purchases from multiple suppliers instead of buying directly from a single distribution company. The price formulas under these contracts are mostly aligned with Brent oil prices, LNG price markers (Henry Hub and Japan Korea Marker) and the U.S. dollar. They were negotiated under the new gas law.

In 2024, we offered customers new products with flexible contractual conditions, allowing them to build their own portfolio:

–	inclusion of Henry Hub, a gas-to-gas indexer, in addition to the Brent indexer;
–	diversified contractual terms, ranging from four to 10 years; and
–	two location options for delivering natural gas: (a) at the hub in which we are responsible for contracting the entry into the transport system and the customer is responsible for contracting the exit or (b) at the delivery point (city-gate) in which we are responsible for contracting the entry and exit of transport.

In addition, we offered customers two different types of mechanisms for the market to reach more competitive price levels and increase overall natural gas demand:

–	Performance Mechanism (only offered to local gas distribution companies): customers receive a price reduction up to 11% of the Brent indexer for quantities between 60% and 100% of the contracted volume.
–	Demand Incentive Mechanism: customers receive a price reduction up to 10% of the Brent indexer for quantities between 90% and 100% of the contracted volume.

In addition to this diversification and flexibility, our commercial conditions seek to make the competitive environment and the market opening process more dynamic by enabling, among others, the reduction of volumes contracted by distributors in the event of migration of volumes from captive customers to the free environment.

As a result, new contracts and contractual amendments were signed with 15 local distribution companies and free industrial consumers, totaling 1.6 MM m³/d of additional contracted volume to be delivered in 2025.

The Brazilian natural gas market is becoming increasingly competitive, as new suppliers gain access to local distribution companies and, more importantly, to industrial customers. This shift is driven by recent reforms in the legal and regulatory frameworks in Brazil, along with our initiatives that facilitated new suppliers to access the natural gas market (e.g., new contracts to allow new suppliers access to our natural gas processing units and gas pipelines).

In this context, some industrial customers exercised the option to buy natural gas directly from suppliers (including, in some cases, Petrobras), therefore, the volume contracted by Petrobras with local distribution companies was reduced by 5 MM m³/d in 2025 due to the migration of these industrial customers to the free natural gas market. In addition, another 1,5 MM m³/d were reduced after some of the distribution companies exercised a contractual option required by Resolution nº 03/2022 of the National Energy Policy Council (CNPE).

As of December 31, 2024, Petrobras’ total commitment of natural gas contracts to be delivered in 2025 is 25 MM m³/d, including contracts with distribution companies and other industrial clients signed in previous years.

On October 10, 2024, we entered into a settlement agreement with Gás de Alagoas S.A. – ALGÁS to cease the existing legal disputes initiated in 2022.

Annual Report and Form 20-F 2024 | 132

1When we started building the GASBOL in 1996, we entered into a Long-term Gas Supply Agreement (“GSA”) with the Bolivian state-owned company YPFB to purchase certain minimum volumes of natural gas, which were based on an average delivery-or-pay commitment of 30 mmm3/d, at prices indexed to global fuel oil prices.

The supply of gas under the GSA began on July 1, 1999. Currently, the contractual balance volumes agreed upon since December 31, 2023 indicates a potential extension of the term of the contract to February 2028, if delivery or pay conditions are met, or October 2029, if take-or-pay withdraw volumes are taken into account. The main commitment adjustments were the Addendum 11, celebrated in 2022, and Addendum 12, celebrated in December 2023, resulting from the negotiation to adjust the GSA to the declining production of Bolivian natural gas15F.

Regarding transport contracts, we have signed agreements with (i) GTB, which operates the transmission network in Bolivia, connecting Bolivian gas production to the Brazilian border, and (ii) TBG, TAG, and NTS, which operate the Brazilian transmission network. The contracts have different durations, some of which are long-term. Since 2019, the market opening process has started with public auctions for contracting capacity in TBG's transport network taking into consideration the reduction of Petrobras’ commitments in that system.

The table below shows the potential effect of the contractual commitments under the above agreements for the five-year period from 2025 through 2029.

Annual Report and Form 20-F 2024 | 133

FUTURE COMMITMENTS UNDER NATURAL GAS SALES CONTRACTS (1)

	2025	2026	2027	2028	2029
To non thermoelectric clients
Related parties (mmm3/d) (2) (3)	–	–	–	–	–
Third parties (mmm3/d) (3)	21.22	23.42	22.57	22.11	19.19
To gas-fired power plants
Related parties (mmm3/d) (2) (3)	–	–	–	–	–
Third parties (mmm3/d) (3)	4.85	5.73	5.42	5.42	5.42
Total (mmm3/d) (2) (3)	26.07	29.16	27.99	27.53	24.61
Estimated amounts to be invoiced (US$ million) (3) (4)	4,124.63	4,371.74	4,116.68	4,007.19	3,456.68
Purchase Commitments
Purchase commitments to YPFB
Volume obligation (mmm3/d)	7.46	4.95	4.20	4.20	3.50
Volume obligation (mmcf/d)	263.49	174.87	148.32	148.32	123.51
Brent Crude Oil projection (US$)	83.2	77.00	74.00	71.00	68.00
Estimated payments (US$ million) (5)	630.94	394.77	315.92	298.07	233.15
Transportation Commitments
Ship-or-pay contract with GTB
Volume commitment (mmm3/d)	6.00	6.00	6.00	6.00	6.00
Volume commitment (mmcf/d)	211.89	211.89	211.89	211.89	211.89
Estimated payments (US$ million) (6)	0.40	0.40	0.40	0.40	0.40
Ship-or-pay contract with TBG (7) (8)
Volume commitment (mmm3/d) (9)	35.88	11.60	11.74	11.23	11.20
Volume commitment (mmcf/d)	1,267.02	409.72	414.52	396.41	395.52
Estimated payments (US$ million) (6)	154.76	11.83	13.69	7.23	6.96
Ship-or-pay contract with NTS
Volume commitment (mmm3/d)	171.77	127.84	127.83	127.85	114.40
Volume commitment (mmcf/d)	6,065.97	4,514.60	4,514.35	4,514.91	4,040.00
Estimated payments (US$ million) (6) (10)	1,681.45	1,259.45	1,273.40	1,284.94	1,085.00
Ship-or-pay contract with TAG
Volume commitment (mmm3/d)	73.60	52.00	52.00	52.00	52.00
Volume commitment (mmcf/d)	2,599.23	1,836.19	1,836.19	1,836.19	1,836.19
Estimated payments (US$ million) (6) (11)	1,795.51	1,395.94	1,411.50	1,424.06	1,434.55
(1)	The table considers information such as estimated volumes, estimated withdrawal and Brent Crude Oil price, based on our Strategic Plan 2050 and Business Plan 2025-29, approved on November 21, 2024 (subsequent events shall be incorporated into the next cycle of strategic planning).
(2)	For purposes of this table, “related parties” include all local gas distribution companies and power generation plants in which we have an equity interest and “third parties” refer to those in which we do not have equity interest.
(3)	Estimates are based on outside sales and do not include internal consumption or transfers.
(4)	Prices may be adjusted in the future, according to formula defined in contract, and actual amounts may vary.
(5)	Estimated payments are calculated using gas prices expected for each year based on our Brent Crude Oil price forecast. Gas prices may be adjusted in the future based on contract clauses and amounts of natural gas purchased by us may vary annually.
(6)	Amounts calculated based on current prices defined in natural gas transport contracts.
(7)	The ship-or-pay contract shown with TBG is eliminated in our audited consolidated financial statements, since such contract is considered intercompany transactions.
(8)	The sum of legacy contracts (TCO and CPAC) was considered with the new entry and exit contracts, object of public calls.
(9)	The volumes may increase as a result of public calls for contracting capacity.
(10)	The estimated payments from Petrobras to NTS will be monthly reduced in order to reflect the payments made by other companies to NTS in the gas transportation contracts signed as result of the agreement of reduction of flexibility signed between Petrobras and NTS in September 2022.
(11)	The estimated payments from Petrobras to TAG will be reduced monthly in order to reflect the payments made by other companies to TAG in the gas transportation contracts signed as result of the agreement of reduction of flexibility signed between Petrobras and TAG in December 2021.

Annual Report and Form 20-F 2024 | 134

Power

Brazilian electricity needs are mainly met by hydroelectric power plants and other sources of energy (wind, solar, coal, nuclear, fuel oil, diesel oil, natural gas used in thermoelectrics, and others). The regulatory framework of the electric energy market in Brazil comprises two trading environments: the Free Marketing Environment (ACL) and the Regulated Marketing Environment (ACR).

Hydroelectric power plants output is dependent on the annual level of rainfall. When rainfall is abundant, Brazilian hydroelectric power plants generate more electricity. As a result, under these circumstances, there is less demand for power generation by thermoelectric power plants.

We generate and sell electric power from a generator complex consisting of 13 thermoelectric power plants that we own or lease, operating under the authorization regime as an independent power producer. They are powered by natural gas or diesel, with a total installed capacity of 4,910 MW. These plants are designed to be dispatched by the ONS whenever necessary, in order to supplement power from the hydroelectric power plants and, in more recent years, also from wind and photovoltaic solar power plants.

In 2024, the total electricity generated in Brazil, according to the ONS, was 79,116 GWavg. Our thermoelectric power plants contributed 751 MWavg (612 MWavg in 2023 and 859 MWavg in 2022). This increase in total generated electricity was due to a growing demand from the system related to peak load.

In addition, we hold participation in other projects of power generation representing 82 MW in our electricity generation capacity.

We also have some investments in renewable power generation sources in Brazil. We own a solar power pilot plant, Alto do Rodrigues Photovoltaic Unit with 1 MW of solar capacity.

SALES AND GENERATION OF ELECTRICITY(1)

	2024	2023	2022
Electricity sales (ACL) – average MW(2)	888	1,515	1,099
Electricity sales (ACR) – average MW	1,109	1,655	2,053
Electricity generation – average MW	751	612	859
(1)	The generation value in the table above includes only the plants where we manage the operation.
(2)	Includes electricity sales from the Gas & Low Carbon Energies segment to other operating segments. Service and other revenues from electricity companies.

Annual Report and Form 20-F 2024 | 135

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

In 2024, the commercial capacity certified by MME for all thermoelectric power plants we control was 3,341 MWavg. Our total generating capacity was 4,910 MWavg. Of the total 4,123 MWavg of commercial capacity available for sale in 2024, approximately 27% was sold as standby availability in public auctions in the regulated market (compared to 35% in 2023) and approximately 22% was committed under bilateral contracts and self-production, i.e. sales to related parties, (compared to 32% in 2023).

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

INSTALLED POWER CAPACITY AND UTILIZATION18F

	2024	2023	2022
Installed capacity (MW)	4,910	5,313	5,313
Certified commercial capacity (MWavg)	3,341	3,218	3,206
Purchases in the free market (MWavg)	782	1,447	873
Commercial capacity available (Lastro) (MWavg)	4,123	4,665	4,079

The table below shows the allocation of our sales volume between our customers and our revenues for each of the past three years:

Annual Report and Form 20-F 2024 | 136

ELECTRICITY SOLD

	2024	2023	2022
Total sale commitments (MWavg)	1,997	3,170	3,152
Bilateral contracts	581	1,219	771
Internal consumption	307	296	328
Public auctions to distribution companies	1,109	1,655	2,053
Generation volume (MWavg)	751	612	859
Revenues (US$ million)(1)	1,427	1,652	1,870
(1)	Includes electricity sales revenues from the Power segment to other operating segments, service and other revenues from electricity companies.

Our power assets and their respective locations are listed in the table below.

OUR POWER ASSETS (1)(2) (MW)

		Type(3)	Region	Power Plant	Fuel(3)	Installed Capacity	Shareholding or PIE	Petrobras Capacity	Partners
Assets under Petrobras Management (own, lease or controlled)	1	UTE	Southeast/ Midwest	Ibirité	NG	235	100%	235	-
	2			Baixada Fluminense	NG	530	100%	530	-
	3			Seropédica	NG/DO	360	100%	360	-
	4			Cubatão	NG	249.9	100%	249.9	-
	5			Nova Piratininga	NG	386	100%	386	-
	6			Termorio	NG	989.2	100%	989.2	-
	7			Juiz de Fora	NG/ET	87	100%	87	-
	8			Três Lagoas	NG	386	100%	386	-
	9			Termomacaé	NG	922.6	100%	922.6	-
	10		South	Canoas	DO/NG	248.6	100%	248.6	-
	11		Northeast	Termobahia	NG	186	100%	186	-
	12			Vale do Açu(4)	NG	110	100%	110	-
	13			Termoceará	NG/DO	220	100%	220	-
	Petrobras Management					4,910	100%	4,910
	14	PV	Northeast	Solar Alto do Rodrigues		1	100%	1	-
	Subtotal Petrobras Management				4,911			4,911

Annual Report and Form 20-F 2024 | 137

		Type(2)	Region	Power Plant	Fuel(2)	Installed Capacity	Shareholding or PIE	Petrobras Capacity	Partners
Petrobras Shareholdings	1	UTE	Northeast	Suape II	FO	381	20%	76	Savana SPE Incorporação Ltda.: 80%; Petrobras: 20%
	2			Termocabo	FO	50	12%	6	Brasympe Energia S.A.: 60% (Petrobras has 20% of shareholding at Brasympe); EBRASIL S.A.: 24%; SZF Participações Ltda: 14%; OZ&M Incorporação Participação Ltda: 2%
	Subtotal Petrobras Shareholdings					431		82
TOTAL						5,342		4,993
(1)	Assets as of December 31, 2024.
(2)	The Termocamaçari plant, powered by natural gas and with an installed capacity of 120MW, is leased to Proquigel Química until August 2030. The Piratininga Power Plant had its lease agreement terminated on April 27, 2024.
(3)	NG—Natural Gas; FO—Fuel Oil; DO—Diesel Oil; ET—Ethanol; PIE—Independent Power Producer; UTE—Thermoelectric Power Plant; PCH—Small Hydroelectric Plant; PV—Photovoltaic.
(4)	In July 2024, ANEEL authorized the reduction of the installed capacity of UTE Vale do Açu from 323 MW to 110 MW. This decrease occurred due to the restriction in the gas supply, caused by the cessation of our operations at the Pecém LNG Regasification Terminal, limiting the power plant to operate below its nominal capacity.

Contracts of our thermoelectric power plant in the ACR and their respective contracted power and contract expiration date are listed in the table below.

OUR CONTRACTS IN THE REGULATED MARKETING ENVIRONMENT

Region	Power plant	Contracted power (MWavg)	Contract expiration date
Southeast /Midwest	Baixada Fluminense	416.4	2033
	Cubatão	141.0 98.3 64.2	2024 2025 to 2039 2026 to 2040
	Termorio	352.0	2024
	Termomacaé	200.0	2025

Contracts of capacity reserve of our thermoelectric power plants and contract length are listed in the table below.

Annual Report and Form 20-F 2024 | 138

OUR CONTRACTS OF CAPACITY RESERVE

Region	Power plant	Contracted available power (MWavg)	Contract length
Southeast/Midwest	Termorio	922.35	July 2026 to June 2041
	Ibirité	197.87	July 2026 to June 2041

Low Carbon Energies24F

26FIn 2024, our Natural Gas & Low Carbon Energies value proposition is to operate in a competitive and integrated manner in the operation and commercialization of gas and energy, optimizing the portfolio and promoting the inclusion of renewable sources as well as to operate in low carbon business, diversifying the portfolio in a profitable way and promoting our sustainability.

We expect to expand our operations in low carbon business, with focus specially on:

–	Bioproducts: to operate preferentially in partnership with large companies in production and commercialization of low carbon fuels and products, including the chains of ethanol, biodiesel, and biogas, aiming to meet market demands while developing actions for adequate access to raw materials.
–	Low carbon emission hydrogen: to operate in the production of low carbon emission hydrogen and its derivatives, focusing on the decarbonization of our operations, products, and business development to meet market demand.
–	Renewable generation: to operate preferentially in partnership with large companies in the sector, aiming for the decarbonization of our operations, integration of the low carbon solutions portfolio, and capturing market opportunities in Brazil.
–	CCUS: decarbonization of our operations in an integrated manner with the company’s assets, while providing services to third parties seeking profitability.

For more information, please refer to section “Strategic Plan 2050 and Business Plan 2025-2029”.

In 2024, we signed 33 non-binding legal instruments in the renewable energy sector, with companies and governments in Brazil, Denmark, China and Argentina, as we aim to work together with major players to jointly evaluate opportunities. If these opportunities prove to be viable and attractive for all parties, we can finalize binding agreements and investments in line with our objectives of promoting energy transition as well as profitability, mainly with large companies in the energy generation and biofuels segments.

Some of these non-binding legal instruments include Memorandums of Understanding (MoUs) and Protocols of Intent signed with companies and governments to explore new technologies, business opportunities and partnerships in decarbonization, low-carbon fuels, hydrogen, carbon capture and storage (CCUS), renewable energy and energy transition. With these cooperation agreements legal instruments, we intend to leverage the implementation of an e-methanol plant in Pernambuco, evaluate commercial opportunities in decarbonization and low-carbon fuel projects in Brazil and study the feasibility of a pilot project in offshore wind energy in the State of Rio Grande do Norte and Rio de Janeiro.

In addition, we also aim to foster innovation by jointly developing a 7 megawatt (MW) onshore wind turbine with WEG, a Brazilian global electronics company, the first of this size to be built in Brazil. We expect series production of this equipment to begin in 2025. We invest US$21 million in the project in 2023 and 2024, and we expect to apport approximately US$6 million in 2025 and 2026. The agreement covers the development of technologies to produce wind turbine components, suitable for Brazilian wind conditions, as well as the construction and testing of a prototype, with technical and commercial counterparts for us.

Annual Report and Form 20-F 2024 | 139

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

Biofuels

BioRefino

We have a biorefining program known as the BioRefino 2030, launched in 2020, with the purpose of transforming our refining processes into a more sustainable industry, in line with a low carbon based economy. In 2022, our projects for the generation of new, modern and sustainable fuels, such as renewable diesel and biojet, were expanded and gained an even higher priority starting a new phase of the BioRefino Program. In 2023, the modifications in infrastructure of RPBC, REDUC and REPLAN refineries allowed the expansion of the Diesel-R production capabilities. Other projects concerning coprocessing in hydrotreating units are still waiting for the development of a more demanding voluntary market, since it was not included in mandates for Hydrotreated Vegetable Oil (HVO) by the recently approved regulatory framework (also known as “Combustível do Futuro”).

Diesel with a renewable content (Diesel-R) is partially composed of an advanced biofuel, produced from coprocessing conventional diesel with vegetable oils using our proprietary HBIO™ technology. The renewable part of resulting fuel (HVO) presents the same structure as conventional diesel fuel and reduces the emission of greenhouse gases compared to mineral diesel oil. Coprocessed diesel with a renewable content, as well as pure HVO, are free from contaminants and do not cause any damage to engines, effectively increasing vehicle life and reducing transportation costs.

Commercialization of Diesel R, our lower carbon intensity product that contains HVO, is focused on clients who want to meet their voluntary ESG goals.

Ongoing Projects

BioQav (also known as SAF or BioJet fuel) is expected to be used worldwide to reduce the emissions of greenhouse gases in the aviation sector. This was determined by the International Civil Aviation Organization (“ICAO”) and will be mandatory in Brazil in 2027. The production process for BioQav, through hydrogenation, uses the same raw materials required for the production of HVO, which is also formed as a coproduct of the same process. On top of coprocessing units, two dedicated plants for the production of SAF and/or HVO are on the way with Hydroprocessed Esters and Fatty Acids (the “HEFA”) technology.

An additional unit is being studied to produce SAF using ATJ (alcohol-to-jet) technology and ethanol as raw material, to take advantage of our strategic position in the logistics and commercialization of ethanol. Possibilities of partnership with other companies well positioned in the ethanol chain and/or SAF market are also being considered.

In order to comply with ICAO requirements in terms of avoided CO2 emissions while dedicated units are not in operation (2027-2029), a coprocessing unit totally dedicated to produce Biojet is being studied at the REPLAN refinery.

Annual Report and Form 20-F 2024 | 140

100% renewable feedstock processing in a fluid catalytic cracking unit (FCC)

We and Riograndense Oil Refinery (“RPR”) have achieved a historic milestone by processing, for the first time, 100% soybean oil in an industrial refining unit. The technology, developed at the Research, Development and Innovation Center of Petrobras (the “CENPES”), allows us to convert 100% renewable feedstock, with innovations in process and catalyst, generating fully renewable products (petrochemical and fuels). This processing of 100% renewable feedstock in a Fluid Catalytic Cracking Unit (the “FCC”) is the first of its kind in the world.

The test was made possible by a cooperation agreement signed in May 2023 between the RPR shareholders companies (Petrobras, Braskem and Ultra), which provided the use of the refinery’s units for testing technologies developed by CENPES. The investment in the test was made in accordance with the PD&I clauses of the ANP.

We also operate in the production of biodiesel through our wholly owned subsidiary PBIO, which manages our activities for the production, logistics and marketing of these products.

In November 2024, our Executive Board approved the discontinuation of the divestment process of the wholly-owned subsidiary Petrobras Biocombustível S.A. (“PBio”). PBio will remain in our portfolio, in line with our current strategic guidelines, which takes into account our low-carbon businesses, profitable portfolio diversification, and ensuring operational continuity. Additionally, in alignment with our Strategic Plan, we continue evaluating alternatives and business models for PBio, to be develop through partnerships aimed at enhancing our operations, considering new business opportunities, potential synergies between our assets, and the maximization of the results of Petrobras and its investees.

PBIO has three biodiesel plants for its own operations. However, the Quixadá biodiesel plant has been inoperative since November 2016. Our biodiesel production capacity in the other two plants in operation is 8.63 mbbl/d. In 2024, we supplied 1.9% of Brazil’s biodiesel demand, according to the ANP.

CNPE is responsible for setting the mandatory blend of biodiesel in all diesel sold in Brazil. In March 2024, the mandatory blend increased from 12% to 14%.

Main Assets

	2024	2023	2022
Biofuels (1)
Biodiesel production units - PBIO	3	3	3
Biodiesel production capacity (mbbl/d) - PBIO	10.5	10.5	10.5
(1) Includes the capacity of Quixadá biodiesel plant, which has been inoperative since November 2016.

Annual Report and Form 20-F 2024 | 141

Customers and Competitors33F

Natural gas is marketed to 55 clients, most of which are distributors. The entire demand for natural gas includes our non-thermoelectric, thermoelectric, refining and fertilizer markets, as well as the consumption by natural-gas carriers contracted by us for the provision of transportation services.

In the commercialization of natural gas, we act as importers and domestic producers who can directly sell our product to distributors, free consumers, or thermoelectric plants. In 2024 competition intensified, with new contracts between producers and clients, as expected due to the regulation which improved the regulatory framework of the natural gas sector and established guidelines for the open market.

The transportation of natural gas consists of a monopoly of the Brazilian federal government and may be exercised upon concession or authorization by companies incorporated under Brazilian law, with headquarters and administration in the country.

In the power segment, we operate in generation and sale. In generation, we compete with third-party thermoelectric plants, as well as other generators with other energy sources (hydro, wind, solar). In terms of commercialization, we compete with other energy marketers and operate in the regulated market (power distributors) and free market (marketers and free consumers/large consumers). We have 140 clients and suppliers, of which 31 are distributors, 30 are marketing companies, ten are generating companies and 69 are free consumers. All contracts are registered at the Electricity Trading Chamber, a sector agent responsible for the settlement and accounting of these contracts.

Annual Report and Form 20-F 2024 | 142

Mergers and Acquisitions

We implement our Mergers and Acquisitions (“M&A”) strategy with the goal of identifying, analyzing and executing strategic opportunities. This approach aims to enhance market share in segments where we operate, establish operations in new segments (including those related to the energy transition), and generate value through integration and synergies.

Our M&A strategy covers acquisitions, partnerships and divestments processes. We consider opportunities aligned with our Strategic Plan and Business Plan drivers, mainly regarding our long-term sustainability, profitability, and capital discipline.

The governance for approving an M&A project observes robust governance standards that seek to align public administration principles with best market practices, comprising the following stages:

–	identification of strategic opportunities and inclusion of the project in our portfolio;
–	non-binding stage;
–	binding stage; and
–	negotiation and signature.

Approval from our Executive Board is required for each project to progress through each of the stages above. The approval of the Board of Directors is also necessary for binding stage and signatures.

In 2024, we have disclosed, signed and completed the following projects:

–	on April 25, 2024, we entered into a definitive agreement to transfer our entire interest held in the Cherne and Bagre fields, located in the shallow waters in the Campos basin, state of Rio de Janeiro, for a total amount of US$10 million. Completion of the sale is contingent upon customary regulatory approvals.
–	on May 29, 2024, we competed the transfer of our entire interest (30%) held in Brentech Energia S.A., for a total amount of US$2 million.
–	on July 1, 2024, we competed the transfer of our entire interest (18.8%) held in UEG Araucária (UEGA), for a total amount of US$13.5 million.
–	on November 27, 2024, we released a teaser for the transfer of our interest in one field in the Sergipe-Alagoas Basin.

Annual Report and Form 20-F 2024 | 143

Agreements with CADE

In 2019 we signed with CADE two important Terms of Cessation Commitments (“TCC”), one for the refining and another for the gas market.

Refining market agreement

The TCC for the Refining Market (the “TCC Refino”) provided, among other commitments, the mandatory divestment of eight refineries (REPAR, RNEST, REGAP, REFAP, RLAM, REMAN, LUBNOR and SIX). These commitments were aligned with the guidelines of the Executive Board at that time and National Energy Policy Council (CNPE) Resolution 09/2019, then in force, which established guidelines for promoting free competition in refining activities in Brazil.

Petrobras had been complying with the commitments agreed in TCC Refino, including the sale of its entire equity stakes in three invested companies (SIX, RLAM and REMAN), but faced obstacles during the execution of the divestment processes which prevented the company from concluding the sale of the remaining refineries within the scope of the TCC.

According to the Material Fact disclosed on March 29, 2023, upon receipt of Official Letters 166/2023/GM-MME, 257/2023/GM-MME and 261/2023/GM-MME from the Ministry of Mines and Energy, the company’s Board of Directors understood the need to assess the Ministry’s requests to review if the investments and divestments processes should be carried out based on the company’s new Strategic Plan proposed by the newly elected Executive Board.

Subsequently, Resolution CNPE 05/2023 was published, which consolidated the end of the guidelines related to the divestment of the assets, in addition to Petrobras’ 2024-2028+ Strategic Plan, which had among its objectives to act in a competitive and safe manner, maximizing capturing value by adapting and improving the refining park and developing new products aimed at a low carbon market. Therefore, the terms of the TCC were reviewed to adapt it to the new market reality and regulatory environment.

The amendment was signed on July 3, 2024, and results from extensive debates between the technical areas of both Petrobras and CADE culminated in the cessation of the obligation to sell RNEST, REPAR, REFAP, REGAP and LUBNOR, within the scope of the TCC, and established new commitments, summarized as follows:

–	new behavioral obligations to provide CADE with mechanisms for monitoring, within a controlled environment, data related to Petrobras’ commercial activities in the oil products and petroleum (crude oil) market, in the domestic territory, thus allowing it to verify the non-discriminatory nature of prices charged by Petrobras;
–	obligation of disclosure, by Petrobras, of general, non-discriminatory commercial guidelines for deliveries of oil, by sea, to any independent refinery in the Brazilian territory; and
–	the offering of Frame Contracts to any independent refinery, in the Brazilian territory, for deliveries by sea.

The new obligations also foresee the conclusion of investigations initiated after the signing of the TCC.

The obligations agreed in the Addendum to TCC Refino are valid for three years and can be extended for the same period, at CADE’s sole discretion.

Annual Report and Form 20-F 2024 | 144

As a result, the Executive Board of Petrobras removed REPAR, RNEST, REGAP, REFAP and LUBNOR from the divestment portfolio.

Gas market agreement

The TCC for the Gas Market (the “TCC Gas”) provided, among other commitments, the mandatory divestment of its entire equity stake in the companies Nova Transportadora do Sudeste S/A (NTS), Transportadora Associada de Gás S.A. - TAG, Transportadora Brasileira Gasoduto Bolivia-Brasil S.A - TBG, as well as its indirect equity stake in Petrobras Gás S.A. - GASPETRO.

Petrobras had been complying with the commitments agreed in TCC Gas, which was only pending the sale of company TBG, a divestment that faced obstacles during its execution.

According to the Material Fact disclosed on March 29, 2023, upon receipt of Official Letters 166/2023/GM-MME, 257/2023/GM-MME and 261/2023/GM-MME from the Ministry of Mines and Energy, the company’s Board of Directors understood the need to assess the Ministry’s requests to review if the investments and divestments processes should be carried out based on the company’s new Strategic Plan proposed by the newly elected Executive Board.

Since the signing of TCC Gas, significant economic, legal and regulatory changes have occurred in the domestic natural gas market to justify the need for Petrobras to re-assess the business model of the projects to be divested in the Natural Gas segment.

The New Gas Law, which came into effect after the TCC was signed, exempts companies that were already vertically integrated prior to its enactment, which applies to TBG, from the obligation to de-verticalize, so long as these companies comply with the independence and autonomy requirements to be regulated by the ANP. Therefore, considering the de-verticalization of TBG is not required to meet the objectives of TCC Gas, and that its divestment would not be aligned with the 2024-28+ Strategic Plan, the company negotiated with CADE behavioral obligations that ensure TBG’s commercial independence thus eliminating any concerns regarding the preservation of competitiveness in the Brazilian natural gas market.

The amendment was signed on July 3, 2024, and results from extensive debates between the technical areas of both Petrobras and CADE culminated in the cessation of the obligation to sell TBG, within the scope of the TCC, and established new commitments, summarized as follows:

–	adoption of additional safeguards for the election process of independent members to TBG’s Board of Directors.
–	adoption of relevant independence (de facto) of TBG's Commercial Board in relation to Petrobras, removing any possible influence by Petrobras as its majority shareholder.

The terms agreed in the Amendment to TCC Gas will be valid until ANP issues a certificate of independence for TBG, or until March 4, 2039 (the deadline established in article 5, paragraph 4, of the New Gas Law, whichever comes first.

As a result, the Executive Board of Petrobras removed TBG from the divestment portfolio.

Annual Report and Form 20-F 2024 | 145

External Business Environment

We are subject to external variables that can impact the performance of our business and the way we plan for the future.

Global Economy

In 2024, the global economy demonstrated resilience despite facing significant challenges such as geopolitical conflicts, extreme weather events, and disruptions in supply chains. Global GDP growth is projected to be stable at 3.2%, with advanced economies experiencing a modest growth of 1.7% and emerging markets growing at a faster pace of 4.2%. Inflation rates have been declining, with global headline inflation expected to fall from 6.7% in 2023 to 5.7% in 2024.

However, the main risks facing the global economy include elevated geopolitical tensions, particularly if conflicts in the Middle East intensify, which could disrupt oil supplies and raise global inflation. Rising trade tensions and protectionism may also disrupt supply chains, increase consumer prices, and negatively impact growth. Additionally, high public debt levels pose a risk, especially for emerging market economies and low-income countries already in debt distress. Financial vulnerabilities persist due to high debt levels, stretched asset valuations, and deteriorating credit quality of some borrowers.

Furthermore, climate-related shocks and extreme weather events could lead to economic disruptions and inflation spikes. Lastly, there is a risk of financial market volatility and potential turbulence in capital flows or exchange rates in emerging-market economies. Overall, while the global economy has shown strength, it continues to navigate through a complex landscape of uncertainties.

GDP GROWTH – IMF ESTIMATES (% YoY)

3.3
3.2
3.3
1.7
1.7
1.9
2.9
2.8
2.7
4.4
4.2
4.2
World output
Advanced economies
United States
Emerging market and developing economies
2023
2024
2025

Annual Report and Form 20-F 2024 | 146

Global Oil & Gas Market

The average Brent price recorded a slight decline in the first quarter of 2024 compared to the previous quarter. However, the trend observed throughout the first quarter of 2024 was one of price recovery, which started the period at its minimum quotation in the quarter, at $77/bbl, and ended the quarter above $85/bbl.

The movement was influenced by increased geopolitical tensions in the Middle East, where attacks by Houthi rebels from Yemen affected shipping traffic in the Red Sea while in Europe Russian refineries were targeted by incursions of Ukrainian drones.

In addition, the decision by OPEC+ to extend its voluntary cuts of 2.2 million barrels per day until the end of the second quarter of 2024, along with signs of more resilient global demand, also contributed to supporting prices.

However, the recovery trajectory was limited throughout the first quarter of 2024 by concerns about the dynamics of the global economy, particularly regarding a slowdown in Chinese economic growth and the maintenance of high interest rates in the U.S. and the European Union.

Brent price started the second quarter of 2024 upward, following the Israeli attack on the Iranian embassy in Syria, which heightened fears of an escalation of hostilities in the Middle East. After reaching its peak during the period, Brent fell back as geopolitical issues cooled down and concerns regarding the Chinese and U.S. economies and the potential impacts on demand.

In early June, OPEC+ announced an extension of approximately 3.7 million barrels per day in production cuts until December 2025. However, the surprising decision to gradually reduce a total of 2.2 million barrels per day in voluntary cuts intensified the decline of Brent. This movement was interrupted after statements from Saudi Arabia indicated that the supply return policy could be reconsidered.

The end of the second quarter of 2024 was marked by an increase in geopolitical tensions (Israel-Hamas, Russia-Ukraine, conflicts in the Red Sea), the beginning of the hurricane season in the Atlantic, and signs of rising demand with the beginning of summer in the Northern Hemisphere, which contributed to the price recovery trajectory.

Brent declined in the third quarter of 2024, both year-on-year and quarter-on-quarter. Concerns about the dynamics of the global economy, particularly regarding China, negatively influenced prices.

Brent started in the third quarter of 2024 on a high level due to the passage of Hurricane Beryl in the U.S. and geopolitical tensions in the Middle East. However, the movement lost momentum in the face of signs of weakness in Chinese oil demand, resulting in a drop in prices.

In early August, the increase in geopolitical tensions in the Middle East and Eastern Europe, along with the partial disruption of production in Libya, contributed to a recovery in prices.

Starting in the second half of the third quarter of 2024, demand returned to the forefront, with the worsening economic situation in China leading the IEA and OPEC to cut their projections for global oil consumption growth for 2024. The decision by OPEC+ to postpone the gradual return of its supply to December 2024 and the greater optimism regarding the U.S. economy, following an announcement of an interest rate cut, were not sufficient to counterbalance the decline.

At the end of the third quarter of 2024, the announcement of economic stimulus measures by the Chinese government and the escalation of hostilities between Israel and Hezbollah in Lebanon contributed to a slight recovery in prices.

Brent also declined in the fourth quarter of 2024, closing the year with an average of US$80.8/bbl, a decline of 2% compared to the US$82.6/bbl average of 2023. In the last quarter, concerns over the economy and demand continued to influence prices, while geopolitical tensions, although still present, were not sufficient to support them.

Annual Report and Form 20-F 2024 | 147

The last quarter of 2024 started with an upward trend due to fears of a possible attack on Iranian oil and gas infrastructure by Israeli forces. However, this trend was halted by the progress in negotiation talks between Israel and Hezbollah, along with the return of Libyan production and worries regarding the dynamics of the Chinese economy.

In the U.S., Donald Trump’s election raised concerns about the potential effects on the market from an increase in sanctions on Iran and Venezuela, as well as the impact of his tariff policies and trade disputes on oil demand.

At the end of the fourth quarter of 2024, expectations for the announcement of economic stimulus measures by the Chinese government and increasing geopolitical tensions in the Middle East and Eastern Europe contributed to a slight recovery in prices.

Considering signs of a weakened market, with analysts indicating the possibility of an oversupply in the first quarter of 2025, OPEC+ postponed the gradual return of its production twice during the period. According to the latest schedule, this return will begin in March 2025, but at a slower pace than originally planned.

BRENT – DAILY CRUDE OIL PRICE (US$/bbl)

Source: Bloomberg, 2024

The Russia-Ukraine conflict, which has reduced Russian gas exports, has exerted intense pressure on the LNG market, affecting gas prices not only in Europe, but throughout the world. After reaching record levels in natural gas prices in Europe and on the LNG spot market in Asia in 2022, prices have been lower since 2023, although they remain at historically high levels. The relief in prices was a result of a sharp reduction in demand, driven by market response to high prices and milder temperatures in the winter of 2022-2023 and 2023-2024. Despite prices returning to levels more aligned with historical trends, the global LNG balance remained highly pressured in 2024.

Annual Report and Form 20-F 2024 | 148

Brazilian Economy

According to the Brazilian Institute for Geography and Statistics (IBGE), the Brazilian economy grew by 3.4% in 2024. The rate was more than double the expected growth at the beginning of the year, which was around 1.5%. Most of the growth came from the utilities and information technology industries. Agriculture declined 3.2%, while industry and services grew 3.3% and 3.7% each. Investments were higher than anticipated, growing by 7.3%. Exports were on the rise, growing 2.9%, but imports also grew (by 14.7%) closing the pre-existent trade surplus. This is an effect of the growth of household consumption (+4.8%).

Regarding inflation, 2024 was marked by an acceleration in the pace of price increases at the end of the year. The main reasons were the rise in consumption coupled with the growth of imports and the depreciation of the exchange rate. As a result, after ending 2023 with consumer inflation measured by the IPCA at 4.62%, in 2024 the price expansion of prices was 4.83% (compared to an expectation of 3.9% at the start of the year), staying above the policy target of 1.50% - 4.50%. The interest rates have already started to increase, and this is expected to continue through, at least, the first semester of 2025.

Finally, the trajectory of the Brazilian exchange rate registered strong depreciation, taking the Brazilian currency from an exchange rate of approximately R$/US$4.91 in January 2024 to R$/US$6.09 in December 2024 (monthly averages). The average exchange rate in 2024 was R$/US$5.39, representing a depreciation of 7.9% compared to the 2023 average of R$/US$5.00.

Brazilian Oil and Gas Market

Despite the recovery, the cumulative effect of the rise in commodity prices, the disruption of supply chains caused by the COVID-19 pandemic and the global energy crisis exacerbated by the Russian invasion of Ukraine are still having repercussions on fuel markets.

In 2024, despite the reinstatement of federal and state tax at the beginning of the year and an increase in ethanol supply, the downward trend in international oil and gasoline prices impacted the Brazilian market and sustained demand growth on a year-over-year basis. Concerning diesel demand, the National Council for Energy Policies raised biodiesel mandates to 14% in 2024 and announced a 1% increase each year in order to reach the 20% mandate in 2030, resulting in diesel demand being roughly stable year-over-year. Jet fuel demand has been firmly ramping up in a post COVID-19 environment and with Brazilian income and jobs also rebounding but yet to recover to 2019 levels. Therefore, diesel and jet fuel demand rose 1.0% and 6.8% respectively year over year, However, gasoline demand declined 4.0%, reflecting the competitiveness of ethanol throughout 2024.

Annual Report and Form 20-F 2024 | 149

CONSUMPTION OF SELECTED FUELS IN BRAZIL (mbbl/d)

Source: Petrobras and EPE, 2024

According to the Ministry of Mines and Energy, natural gas demand inter-annual data year-to-date until September 2024 has increased by 3%, from an average of 61.2 million cmd in 2023 to 63.1 million cmd (does not include the gas used in the pipeline transport).

Regarding natural gas consumption in power generation, in 2023, until November, Brazil experienced higher rainfall levels compared to the average of recent years. However, in December 2023 the trend reversed, leading to drier conditions. Although the reservoirs are not in a situation as critical as they were in some years of the last decade, natural gas power plants were dispatched in 2024 to meet both energy and capacity demands. The 3% increase in natural gas demand is due to higher consumption for power generation.

On the other hand, the natural gas demand in the industrial and automotive sectors have decreased mainly due to substitution for biomass, biogas and ethanol.

Emissions Trading Worldwide

As countries increasingly set net zero targets for carbon emissions to comply with the Paris Agreement, there is a growing recognition among governments on the need to implement policies that promote the decarbonization of the economy and reduce greenhouse gas (GHG) emissions. One such policy instrument is the implementation of a regulated carbon market system based on the cap-and-trade concept. This system sets a limit (a cap) on GHG emissions that can be emitted by each entity and allows entities to trade licenses equivalent to one ton of GHG in the market.

There is an increasing global trend towards the adoption of carbon pricing instruments. According to the International Carbon Action Partnership (ICAP) Emissions Trading Worldwide Status Report, 28 carbon markets were in operation in 2023, covering 17% of greenhouse gas emissions. By 2024, the number of operating carbon markets had increased to 36, with coverage extending to 18% of GHG emissions.

Annual Report and Form 20-F 2024 | 150

The Current State of Carbon Pricing in Brazil

There have been significant advances in the discussion related to the carbon market based on cap-and-trade concept in Brazil. Draft Bill No. 182/2024, which regulates the carbon market in Brazil through the introduction of the Brazilian Greenhouse Gas Emissions Trading System (the “SBCE”), was approved by the National Congress in November and, later, was signed by the President as Law No. 15,042/2024 in December.

The law provides that the SBCE will be implemented in phases. The first phase establishes that the regulation of the national carbon market is scheduled to be issued within a period of 12 months, which can be extended for another 12 months.

This law is an important step forward for Brazil to achieve the commitments made in the Paris Agreement. Also, this law is a relevant tool for Brazil to remain competitive in global markets, especially with the entry into force in 2023 of the carbon customs tax in the European Union, called the Carbon Border Adjustment Mechanism (CBAM).

Annual Report and Form 20-F 2024 | 151

BR
PETROBRAS
BR
PETROBRAS
LÍDER
SMS
BR PETROBRAS

Strategic and Business Plans

Strategic Plan 2050 and Business Plan 2025-2029

To reinforce our long-term vision, we have separated our plan this year into two parts: the Strategic Plan 2050, which aims to reflect on the future of the planet and how the company wants to be recognized in 2050; and the Business Plan 2025-29, with short and medium-term goals, which aim to build the company’s path to the future based on its strategic positions.

The SP 2050 preserves our vision of being the best diversified and integrated energy company in value generation, building a more sustainable world by balancing the focus on oil and gas with diversification into low-carbon businesses (including petrochemical products, fertilizers, and biofuels), sustainability, safety, respect for the environment, and full attention to people.

The Business Plan 2025-29 is also a product of the strategic planning process, unfolded from the SP 2050, and its main focus is to present the expected results through the selection of the portfolio of projects and assets and the allocation of CAPEX and OPEX.

According to the International Association of Oil and Gas Producers (IOGP), the industry’s global average carbon intensity is 17kgCO2/boe. In 2024, the carbon intensity of our operated upstream production reached 14.8 kgCO2e/boe, lower than the industry average. These conditions make it possible to reconcile leadership in the Just energy transition with responsible oil and gas exploration in the country, in order to keep future production levels close to the current ones. Accompanying the transformations in the world, especially in the energy, digital, social, and environmental segments, we are going through a phase of changes and new perspectives, aiming to prepare for the energy transition and for a fair, inclusive low-carbon economy, with changes in energy use patterns, assessing and minimizing social impacts for different parties including our employees, communities and the entire supply chain.

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

Annual Report and Form 20-F 2024 | 153

CAPEX - Capital Expenditure

The CAPEX forecast for the 2025-2029 period totals US$111 billion, with US$98 billion corresponding to projects under implementation (“Portfolio under Implementation”) and US$13 billion composed of projects under assessment (“Portfolio under Evaluation”).

The Portfolio under Evaluation consists of opportunities with a lower degree of maturity and subject to additional financing studies before the execution begins. The total investment expected for the next five years is 9% higher than the volume projected in the last Strategic Plan 2024-2028+.

In the five-year period from 2025 to 2029, the company expects to focus its efforts on taking advantage of these opportunities in the oil and gas market, with a focus on replacing reserves, increasing production with a lower carbon footprint and expanding the supply of more sustainable and higher quality products in its portfolio.

CAPEX in the E&P segment represents 69% of the total, followed by RT&M with 18%, G&LCE with 10% and Corporate with 3%.

Annual Report and Form 20-F 2024 | 154

CAPEX 2025-2029

Exploration & Production (E&P)

With total investments of US$77.3 billion planned for the five-year period of the Business Plan 2025-29 (5% higher than in the previous plan), the E&P segment is allocating around 60% to Pre-salt assets, consolidating a major investment phase in this province and its competitive edge, through better quality oil production, with lower costs and lower greenhouse gas emissions. At the same time, the company is carrying out major revitalization projects (REVITs), seeking to increase recovery factors in mature fields, especially in the Campos basin.

Annual Report and Form 20-F 2024 | 155

These are projects that stand out for their dual resilience (economic and environmental) and high economic value, making up a portfolio that is viable in scenarios of low oil prices in the long term, with prospective equilibrium Brent averaging US$28 per barrel and carbon intensity of up to 15 kgCO2e per barrel of oil equivalent over the five-year period. We also forecast an average Total Cost of Produced Oil, which includes Lifting Cost, government participation, depreciation and depletion, of US$36.5/boe during this period, considering government participation according to the average Brent price estimated in the planning assumption.

Production of Oil, NGL and Natural Gas

We expect that ten new production systems will be implemented by 2029, with state-of-the-art technologies that allow for greater efficiency and lower emissions, nine of which have already been contracted. There are also five projects being implemented beyond 2029 and another six projects under study. We are the operator of all these projects, except for Raia field, which is operated by Equinor.

With our Business Plan 2025-29, we plan to achieve total production of 3.2 million barrels of oil and gas equivalent per day (boed), including 2.5 million barrels oil per day (bbl/d). To monitor the plan, a margin of ±4% variation is considered in relation to the values forecasted.

Annual Report and Form 20-F 2024 | 156

Production Curve 2025-2029

million boed | Petrobras Work Interest (WI) | With variation of +/- 4%

Operated production*
4.1
4.3
4.5
4.6
4.5
2.8
3.0
3.1
3.2
3.2
2.5
2.7
2.8
2.8
2.8
2.3
2.4
2.5
2.5
2.5
2025
2026
2027
2028
2029
% Pre-salt
80%
78%
77%
80%
81%
Oil
Commercial gas
Non-commercial gas
Commercial oil and gas
Total oil and gas production

* *Operated production includes the Federal Government's production as profit oil from production sharing contracts*

In line with our strategic focus, E&P activities are concentrated on profitable assets. Pre-salt production is expected to represent 81% of our total production by the end of the five-year period.

To meet the challenges of replenishing reserves, we have increased investments in exploration activities, totaling a CAPEX of US$7.9 billion in the five-year period (5% higher than the previous plan).

At the same time, the Business Plan 2025-29 also includes projects to increase the availability of gas and a closer look at mature assets, with the aim of assessing the possibilities for extending the productive life of the assets and their production systems and, in the last instance, starting decommissioning activities, with the best sustainability practices in the disposal of assets at the end of their life cycle. The sustainable disposal of equipment and the abandonment of wells is expected to require expenditure of US$9.9 billion over the next five years.

Refining, Transportation & Marketing (RT&M)

The Business Plan 2025-29 allocates US$19.6 billion in total investments in the RT&M segment, representing an increase of 17% compared to the previous plan.

The investments in refining are mainly aimed at increase the capacity of our fleet, expanding the supply of high-quality products, such as S10 Diesel and lubricants, and low-carbon fuels. These investments also seek to improve the efficiency of the units by advancing in the decarbonization of operations and increasing operational availability.

With the projects in the plan’s RT&M portfolio, distillation capacity is expected to increase from 1,813,000 bbl/d to 2,105,000 bbl/d, with emphasis on the RNEST projects, which include the revamp (expansion) of Train 1 and the completion of Train 2.

Annual Report and Form 20-F 2024 | 157

We expect to increase our S10 Diesel production capacity by 290,000 bbl/d in our refining system considering the projects in the Portfolio under Implementation, and we expect to have our first unit capable of producing lubricants Group II with a capacity to produce 12,000 bbl/d by 2029. In addition, with projects in the Portfolio under Evaluation, there is the potential to add 70,000 bbl/d of Diesel S10 production capacity beyond 2029.

For more information on Lubricants Group II, see “Refining, Transportation & Marketing – Refining” in this annual report.

Under the BioRefining program, we plan to offer low-carbon products, with lower greenhouse gas (GHG) emissions, seeking to act as a leader in the energy transition and meeting the growing demand for renewables. Through the program, we expect to expand our production capacity for R5 Diesel (with 5% renewable content), via the co-processing route, integrated with the operations of some units in our refining system.

There are also other projects and studies involving biofuels produced by different technological routes, in particular dedicated plants for BioQav (also known as SAF or BioJet fuel) and 100% renewable diesel (Hydrotreated Vegetable Oil or HVO) via the HEFA (Hydroprocessed Esters and Fat Acids) route, as well as ATJ (Alcohol to Jet) studies, a route for producing SAF by processing ethanol. Biorefining projects are also being evaluated in partnership with Refinaria Riograndense and Acelen.

The main investments in Marketing and Logistics focus on removing logistical bottlenecks and expanding operations in strategic markets. Highlights include the initiative to build 16 new cabotage ships and the implementation of logistics projects to increase our presence in growing markets, such as investments in the Port of Santos Waterway Terminal and the construction of a new light fuel pipeline to supply the Midwest.

In addition, there is the resumption of fertilizer activities, with investments totaling US$900 million over the five-year period in projects such as the resumption of construction of the Nitrogen Fertilizer Unit (UFN-III), in Três Lagoas (Mato Grosso do Sul), and the reactivation of the Araucária Nitrogenados S.A. (ANSA) fertilizer plant, in Araucária (Paraná).

In petrochemical activities, studies will be conducted into business opportunities in synergy with refining.

Gas & Low Carbon Energies (G&LCE)

The natural gas and low carbon energies projects are expected to receive total investments of US$11 billion, maintaining the initiatives outlined in the previous plan. The focus will be on the reliability and availability of our assets to ensure competitiveness in the operation and commercialization of gas and power, while also including emissions reduction projects and initiatives to integrate renewable sources.

The Business Plan 2025-29 considers the development of two thermal power plants in the Boaventura Energy Complex in Itaboraí (Rio de Janeiro), with the implementation of these projects being conditional upon success in future energy capacity reserve auctions.

Regarding low carbon energies (scope 3), the approved plan considers projects and research, among others, in the following segments: onshore renewable generation (wind/solar); bioproducts (ethanol, biodiesel, and biomethane); low-carbon hydrogen; and carbon capture, utilization and storage (CCUS).

Annual Report and Form 20-F 2024 | 158

ESG - Environmental, Social and Governance

In our Strategic Plan 2050 and Business Plan 2025-29, we reaffirm our ambition of zero fatalities and zero leakages, in line with our commitment to life and the environment, which are non-negotiable values. We have integrated ESG elements into a single vision, summarizing our position according to the diagram below:

This ESG diagram guides planning and stakeholder engagement and is aligned with our strategic elements and goals. Four key ideas are highlighted: (i) reduce carbon footprint; (ii) protect the environment; (iii) take care of people; and (iv) act with integrity.

ESG Drivers - SP 2050 and BP 2025-29

REDUCE CARBON FOOTPRINT

- Promote **intrinsic decarbonization**, seeking operational **emissions neutrality by 2050**, considering the origination and acquisition of competitive, high-quality **carbon credits** as a complementary strategy.
- Expanding the supply of and access to **low carbon energy** and products in a **cost-effective transition**, contributing to reducing energy poverty and reducing the portfolio's exposure to GHG emissions.
- Leverage knowledge and **innovation ecosystems** in low carbon solutions.
- Collaborate with stakeholders to accelerate opportunities that broaden **inclusion and sustainable development.**

TAKE CARE OF PEOPLE

- To be a vector for **socio-environmental development**.
- To be a benchmark for **human rights** and the promotion of **diversity, equity and inclusion.**
- To promote the **well-being** and comprehensive **health care of male and female workers.**
- To promote **people's safety** through practices that incorporate **human factors**, with a focus on organizational learning.

PROTECT THE ENVIRONMENT

- To be "**Water Positive**" in the water-critical areas where we operate, by reducing freshwater extraction and improving local water availability, contributing to water security.
- Minimizing the generation and maximizing the reuse, recycling and recovery of waste, promoting **circular economy** practices and **seeking zero landfill disposal**.
- Promote conservation, restoration and **gains in Biodiversity**, seeking a **net positive impact** in the regions where we operate.
- Improve **process safety, preparedness and response to contingencies** by preventing and mitigating accidents, leaks and environmental impacts.

ACT WITH INTEGRITY

- Strengthen our governance model by **promoting diversity, equity and inclusion.**
- To act with excellence in **ethics, integrity and transparency**.
- Encouraging the adoption of **ESG practices** among our **stakeholders**.

For each of these key ideas, a set of ESG drivers have been identified to support and guide our actions, projects, programs, and related commitments.

Annual Report and Form 20-F 2024 | 159

The goals related to each of the four key ideas of the diagram were consolidated into a single list, aligned with the concept of integrated ESG:

REDUCE CARBON FOOTPRINT

- **Reduction of total absolute operational emissions by 30% by 2030 compared to 2015**
- **Zero routine flaring by 2030**
- **Reinjection of 80 million tCO_2 by 2025 in CCUS projects**
- **GHG intensity:**
  - **E&P**: achieve portfolio intensity of 15 $kgCO_2e$/boe by 2025, maintained at 15 $kgCO_2e$/boe by 2030
  - **Refining***: achieve intensity of 36 $kgCO_2e$/CWT by 2025 and 30 $kgCO_2e$/CWT by 2030
- **Reduction in methane emissions intensity in the E&P segment by 2025, reaching 0.25 t CH_4/thousand tHC and 0.20 t CH_4/thousand tHC by 2030.**

** The $kgCO_2$ e/CWT indicator uses the CWT (Complexity Weighted Tone) methodology, developed by Solomon Associates and CONCAWE. A refinery's CWT considers a load equivalent to distillation in terms of potential GHG emissions, given the different process units and their respective loads processed in a refinery. This makes it possible to compare emissions from refineries of different sizes and complexity.*

PROTECT THE ENVIRONMENT

- **40%* reduction in our freshwater intake by 2030 (91 MM m^3/year)**
- **30%* reduction in the generation of solid process waste by 2030 (195 thousand tons/year)**
- **Allocation of 80% of solid process waste to RRR routes** by 2030**
- **Achieve biodiversity gains by 2030, with a focus on forests and oceans:**
  - 100% of Petrobras facilities with biodiversity action plans by 2025
  - Net positive impact on vegetated areas by 2030
  - 30% increase in biodiversity conservation by 2030

** Reference year: 2021 | ** Reuse, recycling and recovery*

TAKE CARE OF PEOPLE

· **Provide a return to society of at least 150% of the amount invested in voluntary socio-environmental projects* (by 2030)**

· **To be among the top three O&G companies in the human rights ranking by 2030****

· **Promote Diversity, Equity and Inclusion:**

- Anticipate the goal of 25% of **women in leadership** by 2029
- Anticipate a target of 25% **black people in leadership** by 2029

· **Implement 100% of the commitments of the Mind in Focus Movement (UN Global Compact) by 2030**

· **Implement 100% of the strategic objectives of the WHO Global Physical Activity Action Plan in the business context by 2030**

** Per project, measurable (3 years) I ** In the Corporate Human Rights Benchmark (CHRB)*

ACT WITH INTEGRITY

· **Promote diversity in Petrobras' nominations for our shareholdings:**

- Achieve, by 2026, a minimum of 30% representation of women in statutory positions appointed by Petrobras within its equity holdings
- Ensure, by 2030, a minimum of 10% of self-declared black individuals in statutory positions appointed by Petrobras within its equity holdings

· **Ensure, by 2030, the completion of sexual violence investigations within an average timeframe of 60 days**

· **100% of relevant suppliers trained in integrity and/or privacy by 2030**

· **Implement human rights due diligence on 100% of our relevant suppliers by 2030**

· **Evaluate the expansion of ESG requirements in 100% of contracts in strategic categories by 2028**

· **Establish that 70% of relevant suppliers have their emissions inventory (GHG) published by 2028**

The six decarbonization commitments (scopes 1 and 2) proposed in the previous plan are maintained for the Business Plan 2025-29.

Annual Report and Form 20-F 2024 | 160

Energy transition

Considering all low-carbon initiatives (scopes 1, 2 and 3), the total investment reaches US$16.3 billion in the energy transition. In addition to low carbon energy projects, the investment includes projects for decarbonizing operations and Research & Development (R&D) that involve all business segments.

This amount represents 15% of the total CAPEX for the five-year period (compared to 11% in the previous plan) and a 42% increase compared to the previous plan.

In this context, it is important to highlight the focus on profitable projects, prioritizing partnerships to reduce risk and share learning.

The focus on low-carbon initiatives aims at profitable portfolio diversification, promoting our longevity. In the case of renewable generation projects, the company will seek to operate preferably in partnership with large companies in the sector, with the goal of decarbonizing operations, integrating the low-carbon solutions portfolio, and capturing market opportunities in Brazil. For bioproducts, including the ethanol, biodiesel and biomethane chains, we will seek to enter into these activities preferably through minority strategic partnerships or shared control with relevant players in the segment.

Annual Report and Form 20-F 2024 | 161

Financing

The Business Plan 2025-29 financeability study resulted in the consolidation of a more efficient capital structure, with greater flexibility and low leverage in challenging scenarios.

The gross debt limit was revised to US$75 billion in Business Plan 2025-29, with debt converging to US$65 billion, following an analysis of the most appropriate capital structure for the company, which adheres to minimizing the cost of capital, cash flow risks and efficient cash and liquidity management. The increase in the debt ceiling considers robust leverage metrics, even in scenarios of low Brent prices, in addition to providing greater flexibility in relation to the growing relevance of leases in gross debt.

Robust free cash flow allows for solid dividend estimates, projecting US$45-55 billion in ordinary dividends in the base case, with flexibility for extraordinary payments.

Sources and uses of cash over the next 5 years

(bands with Total Portfolio view)

US$ billion
2025-29
Operational Cash Generation
190-210
Earn-outs [1]
0-5
Net Borrowings [2]
0-5
80-85
Cash flow from Investments [3]
45-55
Dividends
5-10
Potential extraordinary dividends and/or New Projects [4]
55-60
Leasings [5]
Financial expenses
5-10
SOURCES
USES

(1) Includes contingent and deferred payments and divestments.

(2) Borrowings, net of amortization.

(3) Total CAPEX.

(4) Includes extraordinary dividends declared on November 21, 2024.

(5) Increases in leasings mainly due to amounts included in operating cash flow and investment cash flow in the previous plan.

Annual Report and Form 20-F 2024 | 162

The main assumptions for financing the Strategic Plan are:

ASSUMPTIONS

	2025	2029
Brent (US$/barrel)	83	68
Nominal exchange rate (R$/US$)	5.0	5.1
Diesel Crackspread (US$/barrel)	22	19
Gasolina Crackspread (US$/barrel)	14	12

It should be noted that the Business Plan 2025-29 considers, among the assumptions for financeability: (i) the generation of cash flow exceeding investments and financial obligations; (ii) minimum cash of US$6 billion; (iii) gross debt reference range of US$55 billion to US$75 billion, with convergence towards the US$65 billion level; and (iv) and payment of dividends in accordance with the current Shareholder Remuneration Policy.

In summary, SP 2050 and Business Plan 2025-29 demonstrate our commitment to reconciling oil and gas exploration and production with leadership in the Just energy transition. We are preparing for the pathways of this transition with an increase of investments in energy transition and portfolio diversification in a responsible and profitable way. The SP 2050 outlines the path we expect to follow as a leader in the Just energy transition, reducing our emissions, maintaining our share in Brazil’s energy supply, and increasing the role of renewable energies in our portfolio, thereby contributing to the country's energy security. By mobilizing our resources and our technical capacity, along with partnerships and innovation ecosystems, we aim to develop solutions that benefit both the company and Brazilian society, generating a multiplier effect on the economy and the country. We will continue to work with a focus on safety, financial responsibility, ethics, transparency, and respect for people and the environment, investing in the present to build a sustainable future, creating jobs, paying taxes, and distributing our gains to society and our shareholders.

Annual Report and Form 20-F 2024 | 163

Research, Development and Innovation

Investing in technology is fundamental to adding value to our business while building competitive advantages for our long-term sustainability. Our Research, Development and Innovation Center (CENPES) is responsible for determining our technological solutions that compose our RD&I project portfolio. CENPES, one of the largest RD&I centers in the energy sector, aims to develop technologies that are expected to enable the execution of our Strategic Plan, in addition to being responsible for anticipating future trends and investing in technological routes. On December 31, 2024, Cenpes had 1,097 employees, of which 87% were exclusively dedicated to RD&I development.

The definition of which technological solutions to pursue starts at identifying the business areas’ needs and the deployment of our strategy, complying with the principles of operational efficiency and resource optimization. To build this portfolio, the potential technological solutions to be developed in RD&I projects go through a process of valuation and prioritization.

Our main research lines are:

RD&I RESEARCH LINES

AMBITIOUS PORTFOLIO FOCUSED ON HIGH-IMPACT TECHNOLOGIES

INTEGRITY AND RELIABILITY OF E&P ASSETS
SCC-CO_2
GEOLOGY OF THE FUTURE TO IMPROVE PREDICTABILITY
GAS EFFICIENCY AND COMPETITIVENESS
REFINING, MARKETING AND LOGISTICS OF THE FUTURE
ENVIRONMENT
LOW CARBON PRODUCTS
CCUS
OPTIMIZATION OF CURRENT ASSETS
FUTURE O&G
NEW BUSINESS
DECOMMISSIONING OF E&P ASSETS
PRODUCTION EFFICIENCY AND INJECTION INTO E&P ASSETS
INTEGRATED PRODUCTION MANAGEMENT
ASSET INTEGRITY AND EFFICIENCY (REFTOP)
SUSTAINABLE GEOPHYSICS IN NEW FRONTIERS AND RESERVE REPLACEMENT
FUTURE PRODUCTION SYSTEMS
SAFETY
SOLAR AND WIND GENERATION
LOW CARBON HYDROGEN

14

Within the topics above, our innovation portfolio includes projects focused on developing technologies for oil and gas exploration and for energy transition. In 2024, we can highlight:

Annual Report and Form 20-F 2024 | 164

–	Development of technologies that allow investment optimization as well as a reduction in cost and uncertainty such as: i) new geological model for evaluating the quality of reservoirs in the Pre-Salt of the Campos and Santos basins; ii) unprecedented evaluation of oil migration in the subsurface using satellite images, enabling a more comprehensive exploration risk assessment; and iii) unprecedented use of RAMAN spectroscopy (a method that uses light to detect chemical and structural information of materials) combined with machine learning techniques, to verify how organic matter interacts with minerals, porosity and other characteristics in sedimentary rocks.
–	Development and implementation of innovative technologies and practices that contribute to increased efficiency and operational safety in production development and operation activities. such as: i) use of Digital Twins for life extension and integrity management of subsea systems; ii) automation of the calculation of the coating integrity index for offshore platforms, based on the ALGO 360 project, which uses 360° images of platforms for 3D reconstruction and corrosion detection in eight classes of structures; and iii) adoption of more efficient inspection techniques without exposing people to risk, such as using drones for cargo tanks, mini-ROVs for ballast tanks, and borescopes for sea chests and intakes.
–	Development of new technologies related to energy transition and low-carbon products, such as: i) the completion of commercial tests for ethanol coprocessing in the RFCC at Capuava Refinery (RECAP) to produce Renewable Content Refinery Light Hydrocarbons (RLH); ii) the signing of the contract for the construction of a pilot electrolysis plant at Vale do Açu Power Plant (UTE-VLA), a strategic milestone for the production of renewable hydrogen through water electrolysis powered by solar energy; and iii) the start of testing for the 7 MW wind turbine developed in partnership with WEG, representing a significant step forward in expanding the renewable energy matrix.

Our active portfolio management is carried out efficiently, in order to maximize gains, based on a solid valuation process, optimizing our resources, accelerating project deliveries, aimed at their fast implementation and measuring results with innovation indicators that evaluate the success rate of investments in RD&I.

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

Annual Report and Form 20-F 2024 | 165

In 2024, we expensed US$789 million in research and development. We are one of the companies, among the major oil and gas companies, that has invested the most in RD&I over the last few years, according to Evaluate Energy. We invested US$102 million in RD&I projects related to decarbonization and new energies solutions. Our patents portfolio covers all our areas of activities. Currently, we have 1,562 patent applications under review (698 in Brazil and 864 abroad), and 1,270 patent granted (686 in Brazil and 584 abroad), within 48 countries. In 2024, we filed 352 patents: 174 abroad and 178 in Brazil, surpassing, for the fourth consecutive year, our record for filings in a single year. As we pursue valuable results in research and development, we are exploring new ways to innovate through disruptive technologies, digital transformation, and start-up engagement.

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

In 2024, the open innovation program surpassed the US$480 million mark in partnerships signed over the five years of Connections for Innovation. The program has been growing rapidly. In 2024 alone, more than 300 opportunities were published and over 250 new agreements were signed. This is due to strategic prioritization, enhanced communication and increased dissemination of the program.

Annual Report and Form 20-F 2024 | 166

Environment

Taking care of people and protecting the environment are two of our ESG goals, and to achieve them, each year, we maintain a set of initiatives aimed at preventing accidents and preserving life and the environment, aligned with one of our most important HSE programs, called the "Commitment to Life Program". This Program, comprising projects structured through the critical analysis of HSE management, with reference to the best market practices, seeks to achieve our ambitions of zero fatalities and zero leaks, strengthening our actions based on the principles of our HSE Policy:

–	HSE is value
–	Respect for Life
–	Risk-based management
–	Business sustainability
–	Excellence and Transparency in Performance

The main initiatives of the Program for 2024 were the following:

PROCESS EXCELLENCE
ESG Commitment – Water
ESG Commitment – Waste
ESG Commitment - Biodiversity
Contingency and the New Frontiers
Dynamic Barrier Management
Human Factors Journey
Hygiene & Ergonomics in Focus
Reduction of high-potential events
E
ENVIRONMENT
OPERATIONAL SAFETY
COMMITMENT TO LIFE PROGRAM
2024-2028 Cycle
E ENVIRONMENT
S SOCIAL
G GOVERNANCE
S
CULTURE OF EXCELLENCE
HEALTH AND WELLNESS
G
SAP HSE[1]
HSE in the Provision of Services
HSE in Projects
Culture and Innovation in HSE
Wellness Petrobras
Active Petrobras
Comprehensive Occupational Health Care
FULL ATTENTION TO PEOPLE

1) *System used to manage risks related to environmental, health and safety processes.*

Annual Report and Form 20-F 2024 | 168

HSE INVESTMENTS (US$ billion)

Our business development with suppliers also contains environmental requirements according to the best practices in the industry. Contracted companies must present evidence and certifications related to compliance with HSE standards and confirm that they comply with all applicable requirements, laws, regulations and ESG best practices, according to new commitments formalized in 2024.

Since 2019, we have held the “Enterprise Certification for Sustainability Standards” granted by ASCM (Association for Supply Chain Management). This certification recognizes the implementation of sustainable practices and efficient management in the supply chain, with an emphasis on integrating responsible processes throughout the entire value chain. Aligned with these principles, we have been continuously investing in the development of synchronization solutions for our MRO (Maintenance, Repair, and Operations) materials supply chain. Such initiatives are applied across all business areas of the company — Exploration and Production (E&P), Refining, Natural Gas Processing Units, and Thermoelectric Plants — with the aim of ensuring the requested service levels while reducing cash immobilization and CO2 emissions, thereby contributing to a more sustainable and efficient business model.

Total Recordable Injury Rate

Taking care of people is one of our’ values. Our goal is to operate within the best global safety standards. One of our top metrics is the Total Recordable Injury Rate (the “TRIR”) below 0.7.

Within an evolutionary and continuous improvement process, Petrobras’ TRIR – which until 2015 was above 2.0 – has, in the last three years, been consolidating close to 0.7. The historical series demonstrates that the Oil and Gas industry, together with Petrobras, has been reducing these rates in recent decades, having achieved the best historical result, in the 2020 – 2021 biennium, during the period of the COVID-19 pandemic. With the full resumption of activities in 2022, a return to 2019 levels can be seen, not only at Petrobras but throughout the industry. We monitor critical process indicators monthly in its critical analysis meetings, notably its top metrics such as TRIR.

Annual Report and Form 20-F 2024 | 169

In 2024, we achieved a TRIR of 0.67, representing a 16% reduction from 2023 (0.80), also below the 2021-2023 average (0.71). In accordance with the existing management mechanisms, we have implemented initiatives to enhance our safety standards. A critical analysis of the TRIR enables us to develop strategic actions for 2025, focusing on reducing severe incidents, in line with the ambition of ZERO Fatalities.

TOTAL RECORDABLE INJURY RATE – TRIR

1.50
1.20
0.90
0.60
0.30
0.00
0.56
0.54
0.68
0.80
0.67
2020
2021
2022
2023
2024

Although we develop prevention programs in all of our operating units, unfortunately we recorded four fatalities involving contractors’ employees in 2024 (compared to two fatalities in 2023). Our procedure is to investigate all incidents reported in order to identify their causes and take preventative and corrective actions. These actions are regularly monitored once they are adopted. In case of serious accidents, we send company-wide alerts to enable other operating units to assess the probability of similar events occurring in their own operations.

Annual Report and Form 20-F 2024 | 170

Environmental impacts

MAIN IMPACTS

In 2024, we expensed US$897 million in environmental projects, compared to US$1,072 million in 2023 and US$810 million in 2022. These environmental projects continue to primarily include actions directed at reducing emissions and waste from industrial processes, managing effluents, promoting rational use and reuse of water, managing risks and impacts on biodiversity, remediating contaminated areas, recovering degraded areas, implementing new environmental technologies, modernizing pipelines and improving emergency response capacity and safety of our operations.

For more information on our ESG strategy and goals, see “Strategic Plan 2050 and Business Plan 2025-2029” in this annual report.

Spills and Environmental Remediation Plans

We are constantly seeking to improve our standards, procedures and oil spills response plans, which are structured at the local, regional and corporate levels.

In 2024, we substantially reduced the volume of relevant oil and oil product spills, experiencing 12 spills greater than one barrel, which led our VAZO Indicator to reach a value of 14 m³, which represents a reduction of 18% compared to the 2023 result 17 m³. The causes of the events were analyzed, and the lessons were incorporated into our processes. Our 2024 result is expressively lower than the average of the results of our Peer Group in 2023(1) of 534 m³.

(1) Data on spills consulted in sustainability or similar reports published by companies that make up our peer group (BP, Chevron, Shell, Total, Exxon Mobil and Equinor).

Annual Report and Form 20-F 2024 | 171

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

Since 2012, we have been a member of the OSRL, an international organization that brings together over 164 corporations, including major, national and independent oil companies, energy related companies as well as other companies operating elsewhere in the oil supply chain. OSRL participates in the Global Response Network, an organization composed of several other companies dedicated to fighting oil spills. As a member of the OSRL, we have access to all resources available through that network, and also subscribe to their Subsea Well Intervention Services, which provide swift international deployment of response-ready capping and containment equipment. The capping equipment is stored and maintained at bases worldwide, including Brazil.

In 2024, we conducted 16 emergency drills of high complexity, and thousands of drills of low and medium complexity.

We continue to evaluate and develop initiatives to address HSE concerns and to reduce our exposure to HSE risks on capital projects and operations.

Air Emissions and Transition to Low Carbon

Our actions related to climate change are supported by three pillars:

1	2	3
Transparency and Carbon Management	Oil and Gas Competitiveness	Low-carbon Businesses, Scope 3 and Just Transition
Governance in information, processes and decisions	Robustness and Value of the fossil portfolio in the face of transition	Portfolio Exposure to Carbon

Our Governance is focused on risk management of climate change and energy transition and is structured in such a way that these issues are addressed at all levels of the company, including senior management.

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

Our inventory has been published voluntarily since 2002 and verified annually by a third party since 2003, representing our pioneering spirit in GHG management.

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

We focus on continuing to supply oil and gas in a competitive and environmentally manner, to meet persistent demand for oil compatible with the goals of the Paris Agreement.

We acknowledge that the Paris Agreement’s goals require significant reductions in GHG emissions and changes in energy supply. Our scenarios point to an unequivocal energy transition, albeit at an uncertain pace.

We believe that balancing a focus on oil and gas activities with portfolio diversification into low-carbon businesses is the most effective path for a Just transition.

Annual Report and Form 20-F 2024 | 172

All our projects must be profitable in our scenario which provides an accelerated energy transition with a significant reduction in the price of fossil fuels, assuming a value of crude oil of US$45 per barrel in the long term.

As described in the “Strategic Plan 2050 and Business Plan 2025-2029” section of this report, we outline the same six commitments related to carbon emissions found in our previous plan.

Our ambitions associated with reducing the carbon footprint include the pursuit of operational emissions neutrality by 2050, achieving the "Near Zero Methane 2030" ambition aligned with best industry practices, and achieving an operational emissions net neutral growth by 2030, maintaining 2022 emission levels (a 40% reduction since 2015), while simultaneously considering the increase in production and activities planned in the Business Plan 2025-29.

We are committed to continuing to improve the GHG emissions efficiency of our E&P activities.

In oil and gas projects, fields naturally mature over time, leading to a progressive increase in water production and energy demand, as well as a decline in oil production rates. Consequently, as productions rates decline, there is a natural tendency for the intensity of E&P activities to increase over time. To minimize this increase, we implement measures to (i) optimize energy use and reduce losses in existing operations; (ii) incorporate low-carbon technologies into new projects; and (iii) study and implement disruptive long-term decarbonization solutions. For more information on our ESG commitments and investments in decarbonization, see the “Strategic Plan 2050 and Business Plan 2025-2029” section of this report.

Annual Report and Form 20-F 2024 | 173

In 2024, our performance in terms of GHG emissions was as follows:

–       Total GHG emissions of 47 million tCO2e, about 2% higher than the previous year, but lower than the achieved in the years of 2022 to 2015;

–	Carbon intensity in E&P of 14.8 kgCO2e/boe(1), below the 15 kgCO2e/boe commitment to be achieved by 2025;
–	Carbon intensity in Refining of 36.2 kgCO2e/CWT(2), the lowest historical outcome; and
–	Methane intensity in E&P of 0.20 tCH4/mil tHC, a reduction of 0.02 tCH4/mil tHC compared to 2023.

(1) The kg CO2e / boe indicator considers gross oil and gas production (wellhead) in its denominator.

(2) The kg CO2e/CWT indicator uses the CWT (Complexity Weighted Tone) methodology, developed by Solomon Associates and CONCAWE (Conservation of Clean Air and Water in Europe – the association of European oil refining and distribution companies and gas) specifically for the European oil refining industry, and was adopted by the European Emissions Trading System (EU Emissions Trading System, EU ETS) in setting the sector’s GHG reduction targets. The CWT (Complexity Weighted Tonne) considers both the effect of processed cargo and the complexity of each refinery, allowing for the comparison of GHG emission potential between refineries with different profiles and sizes.

The drivers for the GHG emissions results in 2024 were the gain of efficiency and loss reduction actions implemented in the operational segments, which helped mitigate the increase in emissions resulting from the commissioning of new assets.

Our carbon intensity targets (E&P and Refining) represented a coverage of 84% of emissions from activities we operated in 2024.

We’ve been expanding our offering of low carbon products. In 2024, we achieved the milestone of 100,000 m3 of sales of Diesel R with renewable content (R5), preventing the emission of approximately 10,000 tons of CO2. We also recorded a 27% increase in Podium Carbon Neutral Gasoline sales compared to 2023, with 225,000 tons of CO2 neutralized by carbon credits.

In 2024, we entered into an agreement with Gerdau to foster low-carbon business studies, explore commercial opportunities and a potential partnership aligned with both companies’ diversification and decarbonization strategies.

We collaborate with climate development initiatives and continue to partner with other companies and the science, technology and innovation community. We highlight, for instance, our participation in the Oil & Gas Climate Initiative, our support for the World Bank’s “Zero Routine Flaring by 2030” initiative, which is one of our sustainability commitments, and our adherence to the Oil & Gas Methane Partnership 2.0 (OGMP) and the Oil & Gas Decarbonization Charter, an initiative launched in COP28.

In addition, we note that our Climate Change Supplement is available on our website at www.petrobras.com.br/ir, which details our contributions to reducing the carbon intensity of our energy supply and how we aim to remain competitive in an evolving context.

Annual Report and Form 20-F 2024 | 174

Social Responsibility

Human Rights

Corporate commitments and initiatives

A commitment to human rights is key to the sustainability of our business. Several documents and initiatives in the countries where we operate drive our approach to human rights, as follows:

–	Code of Ethical Conduct: addresses issues such as respect for diversity, equal opportunities, fair labor relations and human rights protection, health and safety assurance for workers and the right to free association.
–	Ethical Conduct Guide for Suppliers: reinforces that our suppliers must promote dignified and safe working conditions for their employees and fight against child and slave labor, in addition to promoting diversity, gender and racial equality as well as the inclusion of people with disabilities.
–	Human Rights Guidelines: direct our actions, as far as respect for human rights is concerned, in all the activities and regions where we operate and throughout the life cycle of our projects and operations. Our human rights operations follow the United Nations’ Guiding Principles on Business and human rights and are structured along four axes: People Management, Community Relations, Engagement with Supplier and Partner Chain, and Due Diligence in Human Rights. Each axis describes the processes through which we aim to ensure the incorporation of respect for human rights in all areas of our business and in our relations with our stakeholders, as well as the identification of potential risks in terms of human rights violations related to operations, products or services we provide, in addition to remedying any impacts we cause.
–	Diversity, Equity, and Inclusion Policy: a set of principles and guidelines that support and drive the decision-making process and guide behaviors in relation to diversity, equity and inclusion.
–	Protective Intelligence and Corporate Security Policy: according to our policy, the protective intelligence and corporate security actions are carried as per the legislation in force and the respect of human rights, in compliance with external and internal legal requirements, and with relevant recommendations and technical standards.
–	Human Resources Policy: states that we must provide employees with a good working environment that promotes diversity and relationships based on trust and respect, without tolerating any form of harassment or discrimination.
–	Social Responsibility Policy: seeks to prevent and mitigate negative impacts on our direct activities, supply chain and partnerships. It is based on our respect for human rights and seeks to fight against discrimination in all its forms, setting forth standards related to social risk management, community relations and social investment present in the guidelines related to these subjects.
–	Preventing and Combating Discrimination, Moral Harassment, and Sexual Violence Guideline: provides the steps for the company to prevent and to combat discrimination, moral harassment, and sexual violence everywhere it operates throughout the cycle of its projects, operations, and professional relationships.
–	Technical Cooperation Agreement on Human Rights: we entered into a Technical Cooperation Agreement on Human Rights with the Ministry of Human Rights and Citizenship. The document is composed of about twenty actions that reinforce human rights policies not only in the company, but in the entire Brazilian society.

Annual Report and Form 20-F 2024 | 175

–	General Ombudsman’s Office: we provide direct contact channels for registering queries and complaints, such as Contact Us and an institutional email directed to the social responsibility teams that serve the business units. Regarding complaints from communities present in the coverage area, records are made via customer service (SAC) and the General Ombudsman’s Office.
–	Safety, Health and Environmental Policies: to reduce risks to human health and the environment, our operations have action plans and emergency drills, and our workforce undergoes frequent training courses. In addition, we sponsor a series of environmental projects aimed at mitigating carbon emissions, protecting endangered environments and species, and conserving biodiversity.
–	Human Rights Governance: in January 2021, we established the Petrobras Human Rights Commission, which is responsible for managing, in an integrated, broad and comprehensive manner across the business, the implementation of the human rights agenda established by the Petrobras Human Rights Guidelines.
–	Guidelines for Removal and Resettlement of Communities: to manage and mitigate the possible impact of resettlement processes, we have established a corporate approach that covers all of our units. In this approach, we define guidelines for the removal and resettlement of individuals or communities affected by our projects and/or activities.
–	Communication and Relationship Policy: we are committed to establishing relationships with our stakeholders based on respect, transparency, trust and integrity. We communicate in a transparent, truthful, timely and consistent manner with our values and strategies.
–	Guideline for Relationship with Indigenous Peoples and Traditional Communities: launched in 2024, it reinforces the respect for the rights of indigenous peoples and traditional communities, in particular: the right to self-determination; the right to their lands, independent of the status of official recognition; the right to use and handling of land and natural resources; and the right to cultural identity, including their different ways of social organization and their principles and cultural values.

Our commitments to respecting and advocating for human rights are also evident through initiatives in the countries where we operate in favor of gender equity, racial equality, and the protection of early childhood, for example. We highlight below our commitment to some of the main human rights initiatives, to which we adhere:

–	United Nations Global Compact
–	Pact for Diversity, Equity and Inclusion of Federal State-Owned Enterprises
–	Companies and LGBTI+ Rights Forum
–	Permanent Committee on Gender, Race, and Other Diversities of the Ministry of Mines and Energy and Affiliated Entities.
–	Women’s Empowerment Principle
–	National Compact for the Eradication of Slave Labor – InPacto
–	Enterprise Racial Equality Initiative
–	Open Letter Enterprises for Human Rights
–	Gender and Race Pro-Equity Program, of the federal government
–	Corporate Statement Against Sexual Exploitation of Children and Adolescents
–	Early Childhood National Network
–	Brazil without Misogyny Initiative
–	Zero Feminicide Initiative

Annual Report and Form 20-F 2024 | 176

Our Human Rights Commission, established in 2021, is responsible for implementing the human rights agenda set by our Human Rights Guidelines, ensuring that this agenda is broadly and cross-sectionally integrated into our business in the countries where we operate. The commission is made up of 35 of our executive management areas, nine general management areas and two subsidiaries (Transpetro and PBIO) and 110 members, previously appointed by the respective executive manager, and it is divided into three sub-commissions:

–	Human Rights Training
–	Diversity, Equity and Inclusion
–	Human Rights Due Diligence

We have a Human Rights action plan, reviewed in 2024, with 59 actions to be developed by 2026. Our action plan is periodically monitored by the Board of Directors’ HSE committee.

Also in 2024, our Human Rights Commission underwent a review of its governing rules and improved the representation of the company’s areas and subsidiaries that make up the group and their respective members.

Aimed at strengthening our internal human rights structure, we have a team dedicated to managing the human rights process within the company, ensuring the incorporation of respect for human rights throughout the company, including in our relationships with stakeholders, as well as its broad and cross-sectional integration into the company’s business. It has the following strategic objectives:

–	coordinate Petrobras’ Human Rights Commission
–	guide the development of human rights commitments and requirements in the supply chain
–	coordinate the management of social risk management in the entire lifecycle of projects and operations
–	manage the implementation of human rights due diligence in operations
–	coordinate strategies for the protection and promotion of the rights of vulnerable groups and traditional peoples in Petrobras’ practices, processes, and strategic projects
–	strengthen the culture of respect for human rights within the company
–	coordinate strategies relating to the respect for human rights in the fair energy transition

These actions align with our goal of building increasingly better, fairer, more diverse and innovative working environments and improving our management of the human rights process, ensuring that respect for human rights is incorporated into all areas and into relations with our stakeholders, as well as its broad and cross-cutting integration into our business.

In this sense, since May 2024, we have signed thirty technological cooperation terms with diversity clauses, with public and private universities, trying to reach at least 20% of women, Black people and persons with disabilities participation in research project teams in STEM (Science, Technology, Engineering and Maths) areas.

Since 2022, we have carried out training initiatives related to human rights. In 2024, the remote training Human Rights and Business – A Look at Petrobras, provided training aimed at employees about human rights and their importance for society and the strategic planning of companies, in addition to addressing how we have been advancing in actions that aim to respect these rights in the development of all our activities. This same training has been adapted to service providers and companies in which we hold direct or indirect shareholdings and will continue to be applied in 2025.

Also, in 2023, we launched an e-learning course “Preventing and Combating Discrimination, Moral Harassment and Sexual Violence”. The training provides definitions and reflections on the various types of violence in the workplace, as well as information about the mechanisms the company has in place to address cases of discrimination, harassment, and sexual violence. Additionally, the training offers guidance on how to proceed if a worker experiences or has knowledge of such an occurrence.

Annual Report and Form 20-F 2024 | 177

In 2024, our entire leadership team was trained in racial equity, with renowned experts speaking with our managers, from the Board and the Executive Board to entry-level management positions across the company.

Human Rights Due Diligence Pilot Project

In 2024, we continued the pilot project of the implementation of human rights integrated due diligence in Petrobras, a process that is based on the guidelines of the UN Guiding Principles, published in 2011. The project is being implemented in five operations, as a pilot in partnership with an external specialized consultancy.

The first phase of the pilot project included the Henrique Lage Refinery (Revap), in São Paulo; the Bacia de Campos Operations Unit (UO-BC), in Rio de Janeiro; and LUBNOR, in the state of Ceará. The second phase took place in the Bacia do Espírito Santo Operations Unit (UO-ES), in Espírito Santo, and in the Gas Pipeline Project Rota 2, in Rio de Janeiro. The pilot project provided learning experiences and essential inputs for the development of execution standards that will help us in future applications of human rights due diligence in our operations.

Starting in 2025, the project will be extended to achieve the Strategic Plan goal of carrying out human rights due diligence in 100% of our own E&P and Refining Operations.

Corporate programs

Petrobras Program Against Sexual and Work Violence

In 2024, the Petrobras Program against Sexual Violence incorporated other forms of workplace violence, and the name was changed to “Petrobras Program against Sexual and Workplace Violence”. Now, the program centralizes and monitors the implementation of ongoing or planned actions to combat sexual and workplace violence, in order to provide a diverse, respectful and safe work environment free from any kind of violence.

Corporate Mentoring ProgramS for Women and Black People

In 2024, we continued to successfully implement programs within our workforce in Brazil. We completed the third edition of the Women’s Leadership Mentoring Program, aimed at empowering more women to step into leadership roles. This edition provided opportunities for 60 mentor-mentee pairs within our company, with a particular focus on operational areas. The program seeks to expand and strengthen female representation across different sectors of our business, fostering a supportive environment where participants can develop essential skills, exchange knowledge, and build lasting professional networks.

In July 2024, the Petrobras Negritudes Mentoring Program was launched, an initiative aimed at the development of black leaders, both men and women, currently in leadership positions as well as those aspiring to such roles in the future. The program involves the participation of 40 pairs of mentors and mentees, including people with disabilities (PWDs), and aims to accelerate the professional growth of the mentees by providing meetings with mentors and a customized training pathway.

Racial Equity Program

Prepared by a working group composed of Black colleagues representing various corporate departments, our racial equity program in Brazil aims to promote racial equity, and to build a more diverse, discrimination-free and welcoming work environment. One of its main goals is already detailed in the Strategic Plan, which provides for a target of 25% Black people in leadership by 2029.

Annual Report and Form 20-F 2024 | 178

Human rights in our supply chain

We are committed to ensuring that all our relevant suppliers are properly trained in integrity and/or privacy, in addition to conducting Human Rights Due Diligence for all relevant suppliers by 2030. To reinforce our commitment to the topic of human rights, in October 2023, the themes of Human Rights and Personal Data Protection were incorporated into the Integrity Due Diligence Questionnaire. The information collected on these topics is being used for preventive measures within our supply chain.

To mitigate the risk of degrading labor in our supply chain, our standard contractual template includes provisions requiring compliance with the labor regulations established by the current Brazilian legislation. Non-compliance with this clause grants us the right to terminate the contract with the supplier. Furthermore, our contracts include provisions prohibiting the use of child labor or labor analogous to slavery in all activities in connection with the execution of the contract. This requirement is also included in the Ethical Conduct Guide for Suppliers, which extends this commitment to the subcontractors of our suppliers.

Additionally, starting in 2024, we began to include the Human Rights Clause in service contracts, as a result of a collaborative effort by several areas of the company and based on strategic premises, such as strengthening diversity and preventing risks related to human rights.

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

In 2024, our community relationship activities carried out 953 voluntary community interactions, including meetings with community leaders through community committees, as well as visits and events. In addition, we resumed face-to-face activities full time and technology allowed for greater interaction with community members.

We carry out social risk assessments to identify and mitigate potential detrimental impacts to human rights within communities or within supply chain activities. These assessments are considered in our decision-making process with respect to investment projects, and lead to recommendations such as the review of emergency response plans through the lens of community relationships, monitoring of community incidents and complaints, disclosure of projects and operational activities, and the inclusion of social responsibility clauses in service agreements. In 2024, 23 new risk assessments were required to support projects passing through formal planning procedures.

Petrobras Socio-Environmental Program and other contributions

We also strengthened our work with communities, civil society organizations, the public sector and universities through the Petrobras Socio-Environmental Program. The program is aligned with our social responsibility policy, which has, as one of its guidelines, the development of enduring socio-environmental initiatives, in alignment with the Sustainable Development Goals of the United Nations’ 2030 Agenda.

These initiatives aim to promote the development of the different regions improve the quality of life for communities and contribute to the recovery and conservation of nature. This is done by considering the expectations of stakeholders and the contribution to our business, with a priority focus on the areas where we operate.

Annual Report and Form 20-F 2024 | 179

In 2024, we completed the largest public selection of projects under the Petrobras Socio-Environmental Program, with an estimated investment of US$82.8 million. The selected environmental projects address solutions to issues such as marine litter prevention, forest restoration and conservation, and the protection of endangered species. The social projects will focus on strengthening the child and adolescent rights guarantee system, dignified professional inclusion, income generation through entrepreneurship, efforts to overcome homelessness, and strengthening associations, cooperatives, and other collective organizations. All projects also emphasize promoting environmental justice, combating racism, ensuring racial equity, and addressing prejudice.

In addition to the Petrobras Socio-Environmental Program, in 2024 we contributed to other socio-environmental initiatives not covered by the program, such as those highlighted below:

–	we signed a partnership with SESI-SENAI - Serviço Nacional de Aprendizagem Industrial to implement the “Programa Autonomia e Renda Petrobras”. This initiative aims to qualify individuals in socioeconomic vulnerability and/or unemployment who live in areas surrounding our operations, expanding employment opportunities in the oil and gas sector. Nearly 20,000 training opportunities will be offered across various courses, prioritizing underrepresented groups, including women, black and brown individuals, transgender people, people with disabilities, indigenous peoples, quilombola communities, and refugees. Through the program, we seek to contribute to the inclusion of local labor within our supply chain during maintenance turnarounds at operational units and investment projects outlined in our Strategic Plan. In the second half of 2024, over 1,100 opportunities were offered in 17 courses across seven states (ES, MG, PE, PR, RJ, RS, and SP) covered by the program.
–	with the goal of expanding our investments in a more diverse portfolio of projects based on nature-based solutions, we strengthened our partnership with the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) through the Floresta Viva matchfunding initiative. This initiative aims to provide joint financial support of US$21.9 million over a seven-year period for reforestation projects involving native species in Brazil’s biomes, generating social and environmental benefits. Managed by the Fundo Brasileiro para a Diversidade (FUNBIO), these funds are being allocated to projects selected through two calls for proposals: "Manguezais do Brasil" and "Corredores de Biodiversidade," covering the Cerrado and Pantanal biomes. Altogether, the initiative aims to restore 4,200 hectares through the efforts of supported civil society organizations. In 2024, we signed a memorandum of understanding with BNDES for joint action in the Restaura Amazônia Program, under which the parties will invest US$18.6 million over the next five years in reforestation projects involving native species in the Amazon region.
–	we established the Petrobras Bioeconomy Fund, to be managed by Régia Capital, a sustainable investment platform created by JGP Gestão de Recursos Ltda. and BB Asset. For its launch, we allocated an initial contribution of US$9.3 million, matched by another US$9.3 million from Régia Capital. The fund aims to support socioenvironmental projects, transforming them into sustainable businesses capable of preserving the invested capital and generating income for the communities involved. The project selection process will focus on fostering the bioeconomy through a sustainable development model, emphasizing nature-based solutions that promote the restoration and conservation of Brazil’s biomes. The goal is to mitigate climate change and biodiversity loss while generating socioenvironmental and economic benefits for local communities, respecting their territorial, cultural, and self-determination rights. This initiative represents another step toward expanding and diversifying our voluntary socioenvironmental investments, focusing on scalability through the potential combination of resources with co-investors, thereby increasing benefits for local communities and the environment.
–	we launched a joint process with BNDES called Sertão + Produtivo, focused on the selection of 10 social projects for acting in all the states of the Brazilian semi-arid region. The two companies will jointly invest US$18.6 million in the next five years, in projects that contribute to the strengthening and structuring of associations and cooperatives of family farmers, production of healthy food and reduction of food insecurity, further to the income generation for socially vulnerable persons.

Annual Report and Form 20-F 2024 | 180

We are committed to the development of initiatives that contribute to the solution of social and environmental problems, generating opportunities for acting together with our stakeholders and customers. Thus, to increase our contribution to society beyond socioenvironmental projects, in 2024, we allocated US$5.4 million in financial donations, for emergency actions to support people in socially vulnerable situations, due to or caused by the climate emergency in the state of Rio Grande do Sul. These donations were made in accordance with our internal regulations.

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

Annual Report and Form 20-F 2024 | 181

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

Our corporate governance model has a set of rules and procedures that seek to ensure that our decisions are aligned with good governance:

OUR MAIN GOVERNANCE PRACTICES

Criteria for selection of members of the Board of Directors and the Executive Officers are set out in our Bylaws and comply with the conditions imposed by art. 147 of the Brazilian Corporation Law, as well as those provided for in Law No. 13,303/16, in Decree No. 8,945/16 and our Policy for nomination of Senior Management Members. Our Bylaws provide that, for appointment to such positions, we will consider both material and formal conflicts set forth in Law No. 13,303/16.

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

Our nominations process includes the verification of additional integrity criteria, provided for in our Bylaws and detailed in our Policy for nomination of Senior Management Members, through the Integrity Background Check (the “BCI”). The BCI is an important decision-making support tool, that respects the privacy and data access laws that are in force in each country.

Annual Report and Form 20-F 2024 | 182

As we are a partially state-owned company, the Brazilian federal government can guide our activities, with the purpose of contributing to the public interest that justified our creation, aiming to guarantee the supply of oil products throughout the national territory. However, this contribution to the public interest must be compatible with our corporate purpose and with market conditions and cannot jeopardize our profitability and financial sustainability.

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

Transactions with the Brazilian federal government that require our Board of Directors’ approval and occur outside the normal course of business must have been previously reviewed by the minority committee, statutory audit committee and approved by two-thirds of the board. The minority committee is formed by two members of our Board of Directors appointed by minority common shareholders and preferred shareholders, as well as one independent member, according to our Bylaws. For more information on the functioning and composition of the statutory audit committee, see “Management and Employees – Management – Statutory Board Committees” in this annual report.

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

For more information on our Whistleblower Channel, Code of Ethical Conduct and Ethical Conduct Guide for Suppliers, see “Compliance and Internal Controls – Compliance” and “Compliance and Internal Controls – Ombudsman and Internal Investigations” in this annual report.

Annual Report and Form 20-F 2024 | 183

Corporate Governance Structure

Our corporate governance structure currently consists of a general shareholders’ meeting, our Fiscal Council, Board of Directors and its committees, audits, general ombudsman office, Executive Officers and its committees.

GOVERNANCE STRUCTURE

GENERAL SHAREHOLDERS' MEETING
FISCAL COUNCIL
BOARD OF DIRECTORS
Auditing
Ombudsman's Office
STATUTORY ADVISORY COMMITTEES OF THE BOARD OF DIRECTORS
People
Audit
HSE
Investiment
Audit of Conglomerate
Minority Shareholders
EXECUTIVE BOARD
CEO
EXECUTIVE OFFICERS
STATUTORY ADVISORY COMMITTEES OF THE EXECUTIVE BOARD
Risk
HSE
Investiment & Divestment*
*Statutory Committee
STATUTORY ADVISORY COMMITTEES OF THE EXECUTIVE OFFICERS
Exploration & Production
Engineering, Technology and Innovation
Industrial Processes and Products
Energy Transition & Sustainability
Logistics, Trading and Markets
Finance & Investor Relations
Corporate Affairs
Governance & Compliance

Our Code of Best Practices gathers our main governance policies and aims to improve and strengthen our governance mechanisms, guiding the performance of our directors, executive officers, managers, employees and collaborators.

Annual Report and Form 20-F 2024 | 184

Major Recognition

We are members of the Brazilian Institute of Corporate Governance (the “IBGC”), which ratifies our commitment to the continuous improvement of our processes and internal controls, in alignment with good corporate governance practices in the market, with the objectives and values defined in our Strategic Plan, as well as with national and international legislation.

We received, for six years in a row, the certification in the Governance Indicator of the Secretariat for Coordination and Governance of State-Owned Companies (the “IG-Sest”), achieving their best level, Level 1, which shows our high degree of excellence in corporate governance. There was no evaluation in 2023 and 2024 because IG-Sest is undergoing restructuring and reevaluation of the issues to be evaluated, therefore, Petrobras continues with the Level 1 obtained in 2022. This certification, besides acknowledging our advances in recent years, is an opportunity to assess our processes at a new level of quality and reaffirm our commitment to the continuous improvement of our corporate governance.

In 2024, we reached 96% adherence to the Brazilian Code of Corporate Governance (CBGC). According to the latest survey released by the IBGC, the degree of adherence of companies in the market averaged 67% in 2024, an increase of 1.7% compared to the previous year (65.3%).

Furthermore, we secured first place among the 19 federal partially state-owned companies assessed in the IESGo 2024, the new index developed by the Federal Court of Accounts (TCU) to evaluate social, environmental, and governance practices of federal public organizations. Besides social and environmental sustainability, the indicator analyzes other ESG-related topics such as governance, leadership, strategy, people management, budget management, environmental sustainability, and it is aligned with the United Nations Sustainable Development Goals (SDGs).

Additionally, for the eighth consecutive year, in 2024 we won the National Association of Finance, Administration, and Accounting Executives (Anefac) award, granted to the Brazilian companies with the best quality and transparency in their financial statements. The classification is made based on a rigorous technical analysis of the financial statements published by companies based in Brazil that operate in the commercial, industrial, and service sectors. Criteria such as transparency, clarity and consistency of information, adherence to accounting standards, among others, are evaluated.

We believe that the results we have achieved prove the recognition of the market and regulatory and control entities regarding the improvement of our culture of integrity and of our governance mechanisms. We believe that a high degree of integrity reinforces our reputation among our stakeholders and, consequently, within society as a whole.

Shareholders’ Meeting

The shareholders’ meetings must take place on an ordinary or extraordinary basis. An ordinary shareholders’ meeting must take place once a year in order to: (i) examine the administrators' account, examine, discuss and vote on the financial statements; (ii) decide on the allocation of net income for the year and the distribution of dividends; (iii) elect the members of the Fiscal Council; and (iv) if applicable, elect the members of the Board of Directors. In addition to the matters provided for by law, an extraordinary shareholders’ meeting must take place if called to decide on matters of our best interest, as defined in our Bylaws.

For more detailed information on our shareholders’ meetings, see “Shareholder Information” in this annual report.

Annual Report and Form 20-F 2024 | 185

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

Annual Report and Form 20-F 2024 | 186

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

Annual Report and Form 20-F 2024 | 187

Section	New York Stock Exchange Corporate Governance Rules for U.S. Domestic Issuers	Our Practices
Code of Ethics for Directors, Officers and Employees
303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have a Code of Ethical Conduct (Código de Conduta Ética), applicable to the members of the Board of Directors and its advisory committees, members of the Fiscal Council, members of the Executive Board, employees, interns, service providers and anyone acting on our behalf (collaborators), including its subsidiaries in Brazil and abroad, and a Code of Best Practices (Código de Boas Práticas) applicable to our directors, executive officers, senior management, employees and collaborators. No waivers of the provisions of the Code of Ethical Conduct or the Code of Best Practices are permitted. These documents are available on our website at www.petrobras.com.br/ir.
Certification Requirements
303A.12	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by us of NYSE corporate governance listing standards.	Our CEO will promptly notify the NYSE in writing if any executive officer becomes aware of any material noncompliance with any applicable provisions of the NYSE corporate governance rules.

Annual Report and Form 20-F 2024 | 188

MSA
HPE

Operating and Financial Review and Prospects

Consolidated Financial Performance

We achieved a net income of US$7,528 million, cash provided by operating activities of US$37,984 million, a Free Cash Flow (a non-GAAP measure defined in Liquidity and Capital Resources – Free Cash Flow) of US$23,318 million and an Adjusted EBITDA (a non-GAAP measure defined in Liquidity and Capital Resources – Adjusted EBITDA and Net Debt/Adjusted EBITDA ratio) of US$40,399 million.

Net income attributable to shareholders was US$7,528 million in 2024, a 69.7% decrease compared to US$24,884 million in 2023, mainly due to the exchange rate variation of debts between Petrobras and its overseas subsidiaries, an accounting effect that does not have an impact on our cash position. The exchange rate variation in these transactions is reflected in the net income of the holding company in Brazil.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

–	the volume of crude oil, oil products and natural gas we produce and sell;
–	changes in international prices of crude oil and oil products (denominated in U.S. dollars);
–	changes in the domestic prices of oil products (denominated in reais);
–	fluctuations in the real vs. U.S. dollar exchange rates and other currencies, as disclosed in Note 33.4.1(c) to our audited consolidated financial statements;
–	the demand for oil products in Brazil;
–	the recoverable amounts of assets for impairment testing purposes; and
–	the amount of production taxes from our operations that we are required to pay.

Annual Report and Form 20-F 2024 | 190

CONSOLIDATED STATEMENT OF INCOME INFORMATION (US$ million)

	As reported
	Jan-Dec		Variation
	2024	2023	▲	▲ (%)
Sales revenues	91,416	102,409	(10,993)	(10.7)
Cost of sales	(45,444)	(48,435)	2,991	6.2
Gross profit	45,972	53,974	(8,002)	(14.8)
Selling expenses	(4,874)	(5,038)	164	3.3
General and administrative expenses	(1,845)	(1,594)	(251)	(15.7)
Exploration costs	(913)	(982)	69	7.0
Research and development expenses	(789)	(726)	(63)	(8.7)
Other taxes	(1,251)	(890)	(361)	(40.6)
Impairment of assets, net	(1,531)	(2,680)	1,149	42.9
Other income and expenses, net	(7,893)	(4,031)	(3,862)	(95.8)
Operating Income	26,876	38,033	(11,157)	(29.3)
Net finance expense	(15,107)	(2,333)	(12,774)	(547.5)
Results of equity-accounted investments	(627)	(304)	(323)	(106.3)
Net income before income taxes	11,142	35,396	(24,254)	(68.5)
Income taxes	(3,537)	(10,401)	6,864	66.0
Net income for the year	7,605	24,995	(17,390)	(69.6)

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

For more information regarding our functional and presentation currency, see “About Us” and Note 2.2 to our consolidated financial statements.

Annual Report and Form 20-F 2024 | 191

EXCHANGE AND INFLATION RATES

	2024	2023	2022
Year-end exchange rate (reais/US$)	6.19	4.84	5.22
Appreciation (depreciation) during the year(1)	(27.9%)	7.3%	6.5%
Average exchange rate for the year (reais/US$)	5.39	5.00	5.16
Appreciation (depreciation) during the year(2)	(7.9%)	3.1%	4.3%
IPCA	4.83%	4.62%	5.79%

(1) Based on year-end exchange rate.

(2) Based on average exchange rate for the year.

From January 1, 2025 to April 2, 2025, the real appreciated 8.1% against the U.S. dollar.

Most of our export revenues are denominated in U.S. dollars and our domestic sales are also indirectly linked to the U.S. dollar due to our current policy to generally seek to maintain parity with international product price. Therefore, the depreciation of the real is generally favorable to our operating income as the positive impact in revenues is higher than the negative impact on operating costs, the majority of which are denominated in Brazilian reais.

On the other hand, the depreciation of the real against the U.S. dollar results in a loss due to the exchange rate variation of our finance debt.

Exchange rate fluctuations may affect the results of variables such as the following:

–	Margins: The relative pace at which our total revenues and expenses in reais increase or decrease as a result of exchange rate fluctuations, and its impact on our margins, is affected by our pricing policy in Brazil. Absent changes in the international prices of crude oil, oil products and natural gas, when the real appreciates against the U.S. dollar, and we do not adjust our prices in Brazil, our margins increase. On the other hand, absent changes in the international prices of crude oil, oil products and natural gas, when the real depreciates against the U.S. dollar and we do not adjust our prices in Brazil, our margins decline. For further information on our prices and our pricing policies, see “Sales Volumes and Prices” in this section.
–	Debt service: The depreciation of the real against the U.S. dollar also increases our debt service expenses in reais, as the amount of reais necessary to pay principal and interest on foreign currency debt increases with the depreciation of the real. As our debt denominated in other currencies increases, the negative impact of a depreciation of the real on our results and net income when expressed in reais also increases, thereby reducing earnings available for distribution.
–	Retained earnings available for distribution: Exchange rate variation also affects the amount of retained earnings available for distribution by us when expressed in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records are calculated in reais and prepared in accordance with IFRS Accounting Standards. They may increase or decrease when expressed in U.S. dollars as the real appreciates or depreciates against the U.S. dollar.

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

Annual Report and Form 20-F 2024 | 192

For more information about our cash flow hedge, see Notes 4.8 and 33.4.1(a) to our audited consolidated financial statements.

For information about our related foreign exchange exposure related, see “Liquidity and Capital Resources – Exposure to interest rate and exchange rate risk” in this section.

For more information about our foreign exchange exposure related to assets and liabilities, see Note 33.4.1(c) to our audited consolidated financial statements.

Sales Revenues

In 2024, sales revenues decreased by 10.7% compared to 2023, reaching US$91,416 million, due to decreased sales volume and lower average prices for oil products, following the devaluation of international prices, and decreased natural gas revenue.

Sales volumes and prices

As a vertically integrated company, we process most of our crude oil production in our refineries and sell the refined oil products primarily in the Brazilian market. Therefore, the price of oil products in Brazil has a significant impact on our financial results. International oil product prices vary over time as the result of many factors, including the price of crude oil. We take into account domestic market conditions and seek to align the price of oil products with international prices while avoiding the immediate transfer of volatility of international quotations and the exchange rate. The average price of Brent Crude Oil, as reported by Bloomberg, was US$80.8 per barrel in 2024, US$83 per barrel in 2023 and US$101 per barrel in 2022. As of December 31, 2024, the Brent Crude Oil price was US$74.6 per barrel.

Consolidated sales revenues were US$91,416 million in 2024 as compared to US$102,409 million in 2023, primarily due to:

–	a US$1,141 million decrease in domestic market crude oil revenues, composed of a US$1,016 million decrease which relates to a decrease in sales volumes, and a US$125 million decrease which relates to a decrease in average crude oil prices in domestic market following the depreciation of average Brent crude prices; and
–	a US$7,497 million decrease in domestic market oil products revenues, of which US$6,770 million relates to a decrease in average domestic basic oil products prices following the reduction in average international prices for diesel and gasoline, and US$727 million relates to a decrease in sales volumes.

Annual Report and Form 20-F 2024 | 193

	For the year ended December 31
	2024			2023			2022
	Volume (mbbl, except as otherwise noted)	Net Average Price (US$)(1)	Sales Revenues (US$ million)	Volume (mbbl, except as otherwise noted)	Net Average Price (US$)(1)	Sales Revenues (US$ million)	Volume (mbbl, except as otherwise noted)	Net Average Price (US$)(1)	Sales Revenues (US$ million)
Diesel	265,302	103.74	27,522	272,276	118.48	32,260	275,572	145.69	40,149
Automotive gasoline	146,903	86.40	12,692	152,509	93.82	14,309	148,647	108.81	16,175
Fuel oil (including bunker fuel)	10,123	96.41	976	11,949	96.91	1,158	12,239	115.29	1,411
Naphtha	25,612	72.97	1,869	24,997	73.49	1,837	26,692	89.76	2,396
Liquefied petroleum gas	78,327	40.42	3,166	75,151	46.65	3,506	77,149	66.38	5,121
Jet fuel	40,248	112.25	4,518	37,911	132.28	5,015	35,879	151.15	5,423
Other oil products	62,733	68.11	4,273	61,607	71.87	4,428	63,717	86.88	5,536
Subtotal oil products	629,248	87.43	55,016	636,400	98.23	62,513	639,895	119.10	76,211
Natural gas (boe)	75,344	62.47	4,707	82,536	68.24	5,632	111,270	68.96	7,673
Oil	53,822	80.52	4,334	66,175	82.74	5,475	73,771	104.63	7,719
Ethanol, nitrogen products, renewables and other non-oil products	2,476	90.06	223	1,564	60.10	94	1,085	260.83	283
Electricity, services and others	—	—	1,995	—	—	2,576	—	—	2,406
Total Brazilian market	760,890	—	66,275	786,675	—	76,290	826,021	—	94,292
Exports	292,232	82.99	24,251	294,291	84.99	25,012	260,734	105.46	27,497
International sales	13,561	65.63	890	16,455	67.27	1,107	20,511	130.91	2,685
Total global market	305,793	0.00	25,141	310,746	—	26,119	281,244	—	30,182
CONSOLIDATED SALES REVENUES	1,066,683	0.00	91,416	1,097,421	—	102,409	1,107,265	—	124,474
(1)	Net average price calculated by dividing sales revenues by the volume for the year.

Cost of Sales

In 2024, the cost of sales decreased 6.2%, reaching US$45,444 million, mainly due to lower costs with:

–	raw material and products for resale, materials and third-party services;
–	depreciation, depletion and amortization; and
–	production taxes.

Annual Report and Form 20-F 2024 | 194

General and Administrative Expenses

General and administrative expenses were US$1,845 million in 2024, an increase of 15.7% compared to US$1,594 million in 2023, mainly reflecting higher employee expenses, resulting from salary increases, actuarial expenses, and larger expenditure on third-party services, particularly data processing services, largely related to digital transformation initiatives.

Impairment of assets, net

We recognized impairment in the amount of US$1,531 million in 2024, a US$1,149 million decrease compared to an impairment loss of US$2,680 million in 2023.

This decrease was mainly in oil and gas producing properties in Brazil (a US$1,129 million impairment in 2024 compared to a US$2,217 million impairment in 2023), primarily due to the revision of abandonment and area recovery expenses, as well as reduced forecasts in operational efficiency and increased investment and operational costs, negatively impacting the field's production curves.

There were also impairment losses on the 2nd Train of RNEST amounting to US$421 million, due to increased investment estimates associated with the Business Plan 2025-29.

Other Taxes

Other taxes were US$1,251 million in 2024, a 40.6% increase (US$361 million) compared to US$890 million in 2023, mainly due to enrollment to the tax settlement program, which allowed the settlement of significant legal disputes related to discussions on the incidence of taxes on remittances abroad involving chartering of vessels or platforms and their respective service contracts. In addition, the 2023 comparative base was affected by a 9.2% extraordinary reduction in the taxation on exports of crude oil between March and June 2023, pursuant to Provisional Measure No. 1,163/2023.

Other income and expenses, net

Other income and expenses, net was an expense of US$7,893 million in 2024, a US$3,862 million change compared to an income of US$4,031 million in 2023, mainly due to:

–	effects of the intermediate remeasurement on the health care plan for retired employees due to the 2023 labor agreement (a US$1,000 million expense); and
–	lower results on disposal/write-offs of assets (a US$228 million income in 2024 compared to a US$1,295 million income in 2023).

Net Finance Expense

Net finance expense was US$15,107 million in 2024, a 547.5% increase when compared to US$2,333 million in 2023, mainly due to a foreign exchange loss of US$11,104 million in 2024, as compared to a US$580 million loss in 2023, reflecting a 27.9% depreciation of the real/US$ exchange rate in 2024 compared to a 7.3% appreciation in 2023.

Annual Report and Form 20-F 2024 | 195

Results in equity-accounted investments

We had a loss in equity-accounted investments of US$627 million in 2024, compared to a loss of US$304 million in 2023. This increase was mainly due to losses with Braskem reflecting lower financial results, due to the depreciation of the Brazilian real in 2024.

Income Taxes

Income tax was an expense of US$3,537 million in 2024, compared to an expense of US$10,401 million in 2023, mainly due to lower Operating Income.

For information regarding discussion of earlier years, please refer to our previous Annual Report and Form 20-F. Our SEC filings are available to the public on the SEC’s website at www.sec.gov and on our website at www.petrobras.com.br/ir.

Annual Report and Form 20-F 2024 | 196

Financial Performance by Business Segment

SELECTED FINANCIAL DATA BY REPORTABLE OPERATING SEGMENTS AND FOR CORPORATE AND OTHER BUSINESS

	For the year ended December 31
	2024 (US$ million)	2023 (US$ million)	▲ 24-23 (%)
Exploration and Production
Third parties(1)(2)	308	767	(59.8)
Intersegment	60,208	66,113	(8.9)
Sales revenues(2)	60,516	66,880	(9.5)
Cost of sales	(24,823)	(27,239)	8.9
Impairment (losses) reversals, net	(1,244)	(2,105)	40.9
Net income (loss) attributable to our shareholders	18,593	22,453	(17.2)
Refining, Transportation and Marketing
Third parties(1)(2)	84,246	93,464	(9.9)
Intersegment	1,035	1,404	(26.3)
Sales revenues(2)	85,281	94,868	(10.1)
Cost of sales	(78,836)	(85,699)	8.0
Impairment (losses) reversals, net	(300)	(524)	42.7
Net income (loss) attributable to our shareholders	1,324	3,036	(56.4)
Gas and Low Carbon Energies
Third parties(1)(2)	6,549	7,824	(16.3)
Intersegment	2,969	3,285	(9.6)
Sales revenues(2)	9,518	11,109	(14.3)
Cost of sales	(5,031)	(5,685)	11.5
Impairment (losses) reversals, net	-	(81)	100.0
Net income (loss) attributable to our shareholders	682	1,286	(47.0)
Corporate and other Businesses
Third parties(1)(2)	313	354	(11.6)
Intersegment	6	11	(45.5)
Sales revenues(2)	319	365	(12.6)
Net income (loss) attributable to our shareholders	(12,625)	(1,723)	(632.7)
(1)	Not all of our segments have significant third-party revenues. For example, our Exploration and Production segment accounts for a large part of our economic activity and capital expenditures but has little third-party revenues.
(2)	Revenues from commercialization of oil to third parties are classified in accordance with the points of sale, which could be either the Exploration and Production or Refining, Transportation and Marketing segments.

Annual Report and Form 20-F 2024 | 197

Exploration and Production

Net income attributable to our shareholders in our E&P segment was US$18,593 million in 2024 compared to US$22,453 million in 2023, primarily due to:

–	reduction in sales revenue due to lower Brent prices and decreased production;
–	higher tax expenses resulting from the adherence to the tax transaction related to taxes on remittances abroad involving chartering of vessels or platforms and their respective service contract;
–	lower gains from assets sales; and
–	abandonment and dismantling of areas.

Refining, Transportation and Marketing

Net income attributable to our shareholders in our RTM segment was US$1,324 million in 2024 compared to US$3,036 million in 2023, primarily due to:

–	lower sales revenues (a decrease of US$9,587 million) mainly in the domestic market due to lower average prices of oil products, particularly for diesel, gasoline, and jet fuel, largely following the depreciation of international prices, and lower sales volume of oil products, mainly diesel, due to the increase in the mandatory blending content of biodiesel in type B diesel fuel and the increase in imports by third parties originating mainly from Russia, and gasoline, reflecting the recovery of market share of hydrated ethanol over gasoline C in flex-fuel vehicles. The price effects also had a negative impact on fuel oil and petroleum export revenue in 2024;
–	lower costs of sales due to the decrease in the average Brent, which impacts the price used to purchase oil from our E&P segment as well as oil and oil products from third parties, and lower sales volume;
–	lower sales expenses mainly due to the decrease in volumes sales; and
–	lower impairment losses.

Gas and Low Carbon Energies

In 2024, the net income attributable to our shareholders in our Gas and Low Carbon Energies segment was US$682 million, a decrease of US$604 million compared to 2023, mainly due to lower volumes and sales prices of natural gas, impacted by the opening of the market and actions by Petrobras to maintain competitiveness. The terminations of energy contracts, both from energy auctions (ACR) and direct energy sales (ACL), also contributed to lower operating profit.

For information regarding discussion of earlier years, please refer to our previous Annual Report and Form 20-F. Our SEC filings are available to the public on the SEC’s website at www.sec.gov and on our website at www.petrobras.com.br/ir.

Annual Report and Form 20-F 2024 | 198

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

Management believes that our current working capital is sufficient for the company's present requirements. In the event that the company presents a negative net working capital, management believes it does not compromise the company's liquidity since the company maintains revolving credit facilities contracted as a liquidity reserve to be used in adverse scenarios (see Note 30.5 to our audited consolidated financial statements).

Additionally, the company regularly assesses market conditions and may enter into transactions to repurchase its own securities or those of its subsidiaries, through a variety of means, including tender offers, make whole exercises and open market repurchases, since they are in line with the company's liability management strategy, in order to improve its debt repayment profile and cost of debt.

Adjusted Cash and Cash Equivalents is a non-GAAP measure that comprises cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than three months from the end of the period, considering the expected realization of those financial investments in the short-term. This measure is not defined under the IFRS Accounting Standards and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS Accounting Standards. It may not be comparable to the adjusted cash and cash equivalents of other companies; however, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Annual Report and Form 20-F 2024 | 199

LIQUIDITY AND CAPITAL RESOURCES

US$ million	2024	2023
Cash and cash equivalents at the beginning of the period	12,727	7,996
Net cash provided by operating activities	37,984	43,212
Acquisition of PP&E and intangibles assets	(14,644)	(12,114)
Acquisition of equity interests	(22)	(24)
Proceeds from disposal of assets – Divestment	863	3,606
Financial compensation from co-participation agreements	397	391
Dividends received	146	88
Divestment (Investment) in marketable securities	(109)	98
Net cash (used in) provided by investing activities	(13,369)	(7,955)
(=) Net cash provided by operating and investing activities	24,615	35,257
Net change in finance debt	(6,325)	(3,961)
Proceeds from financing	2,129	2,210
Repayments	(8,454)	(6,171)
Repayment of lease liability	(7,895)	(6,286)
Dividends paid to our shareholders	(18,327)	(19,670)
Share repurchase program	(380)	(735)
Dividends paid to non-controlling interest	(77)	(49)
Changes in non-controlling interest	(84)	1
Net cash used in financing activities	(33,088)	(30,700)
Effect of exchange rate changes on cash and cash equivalents	(983)	174
Cash and cash equivalents at the end of the period	3,271	12,727
Government bonds and time deposits with maturities of more than three months and post-fixed Bank Deposit Certificates with daily liquidity at the end of the period	4,800	5,175
Adjusted Cash and Cash Equivalents at the end of the period	8,071	17,902

Annual Report and Form 20-F 2024 | 200

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

Free Cash Flow is a non-GAAP measure and may not be comparable to the calculation of liquidity measures presented by other companies, and it should neither be considered in isolation nor as a substitute for any measures calculated in accordance with IFRS Accounting Standards. This metric must be considered together with other measures and indicators for a better understanding of our financial condition.

RECONCILIATION OF FREE CASH FLOW

	US$ million		R$ million(1)
	2024	2023	2024	2023
Net cash provided by operating activities	37,984	43,212	204,037	215,696
(-) Acquisition of PP&E and intangible assets	(14,644)	(12,114)	(79,856)	(60,315)
(-) Acquisition of equity interests	(22)	(24)	(127)	(120)
FREE CASH FLOW	23,318	31,074	124,054	155,261

(1) According to our shareholder remuneration policy, proposed dividends to shareholders are calculated based on the Free Cash Flow measured in Brazilian reais whose numbers are derived from our annual financial statements filed with the CVM.

The principal uses of funds in the year ended December 31, 2024 were for dividend payments and share repurchase program amounting to US$18,784 million, debt service obligations, including pre-payment of debts in the international banking market, interest on finance debt, repurchase of securities in the international capital market and lease payments totaling US$16,349 million and acquisition of PP&E and intangibles assets in the amount of US$14,644 million. These funds were mainly provided by cash from operating activities of US$37,984 million, proceeds from divestments of US$863 million, proceeds from financing of US$2,129 million, and financial compensation from co-participation agreements of US$397 million.

Annual Report and Form 20-F 2024 | 201

Source of Funds

In 2024, our financing strategy was mainly based in managing our existing financial liabilities, aiming to extend short-term debt maturities and improving our capital structure, preserving our solvency and liquidity.

Cash Flows from Operating Activities

Net cash provided by operating activities was US$37,984 million in 2024, a decrease of 12% from US$43,212 million in 2023, mainly due to lower margins on oil products (especially diesel and gasoline), as well as lower prices and volumes. Additionally, higher costs of sold oil and payments related to the tax settlement program contributed to the decrease.

Disposal of Assets

In 2024, we received cash inflow from the sale of assets amounting to US$863 million, relating to installments of sales occurred in previous years, mainly of Carmópolis field (US$296 million), Pampo and Enchova fields (US$92 million) and Baúna field (US$86 million). For more information, see Note 29 to our audited consolidated financial statements.

From January 1, 2025 through February 28, 2025, we received US$277 million from the sale of several fields, mainly an earnout from the sale of Albacora Leste field (US$174 million) and an installment from the sale of Baúna field (US$88 million).

For additional information on divestments, see “Mergers and Acquisitions” in this annual report.

Debt

Our proceeds from financing are comprised of local and global notes issued in the capital markets and funds raised from banking markets (in Brazil and abroad).

Additionally, our total debt includes lease liabilities. Our Gross Debt (which represents the sum of current and non-current finance debt and lease liabilities) totaled US$60,311 million, and the Net Debt (a non-GAAP measure representing Gross Debt minus Adjusted Cash and Cash Equivalents), totaled US$52,240 million.

We can use our revolving credit lines in case of liquidity needs at any time until their maturity dates, and they will be considered as part of our Gross Debt and Net Debt only once drawn down.

For reconciliation of Net Debt and Gross Debt, see “Liquidity and Capital Resources – Sources of Funds – Finance Debt – Adjusted EBITDA and Net Debt/Adjusted EBITDA ratio” in this annual report.

Annual Report and Form 20-F 2024 | 202

Finance Debt

Debt profile

In 2024, proceeds from financing amounted to US$2,129 million, reflecting notably the issuance of Global Notes in the international capital markets in the amount of US$978 million, maturing in 2035 and proceeds in the domestic banking market, in the amount of US$1,122.

We currently issue notes in the international capital markets through our wholly-owned finance subsidiary PGF. We fully and unconditionally guarantee such notes issued by PGF.

Information on weighted average interest rate and weighted average maturity of our finance debt is presented below:

	2024	2023	2022
Weighted average interest rate (%)	6.8	6.4	6.5
Weighted average maturity (in years)	12.52	11.38	12.07
Leverage (%)(1)	39	30	39

(1)     Leverage is a non-GAAP measure defined as (Gross Debt – Adjusted cash and cash equivalents) / (Market Capitalization + Gross Debt – Adjusted cash and cash equivalents) as of December 31 of the respective year.

For additional information on Finance Debt amortization, see “Liquidity and Capital Resources – Use of Funds – Debt Service Obligations” in this annual report.

FINANCE DEBT PROFILE PER CATEGORY AS OF DECEMBER 31, 2024 (%)

Annual Report and Form 20-F 2024 | 203

DEBT PROFILE PER CURRENCY AS OF DECEMBER 31, 2024 (%)

As of December 31, 2024, our finance debt amounted to US$23,162 million, as compared to US$28,801 million as of December 31, 2023.  This decrease was primarily due to repayment of finance debt, including early payment of US$2,762 million. See Note 30 to our audited consolidated financial statements for a breakdown of our finance debt, a roll-forward schedule of our finance debt by source and other information.

For more information about our securities, including our bonds, see Exhibit 2.4 to this annual report.

Annual Report and Form 20-F 2024 | 204

Rating

In 2024, Moody’s upgraded Petrobras’ rating outlook from stable to positive while reaffirming its credit rating at “Ba1.” The agency also maintained our stand-alone rating at “Ba1.” S&P reaffirmed our credit rating at “BB” with a stable outlook and kept our stand-alone rating at “BB+,” one notch below investment grade. Fitch maintained our credit rating at “BB” with a stable outlook and upheld our stand-alone rating at “BBB,” the second level in the investment-grade scale.

As of April 2, 2025, there were no changes to our stand-alone credit profile rating or global rating.

GLOBAL RATING

	2025(1)	2024(2)	2023(2)
Standard & Poor’s	BB	BB	BB
Moody’s	Ba1	Ba1	Ba1
Fitch	BB	BB	BB

(1) As of April 2, 2025.

(2) As of December 31.

STAND ALONE RATING

	2025(1)	2024(2)	2023(2)
Standard & Poor’s	BB+	BB+	BB+
Moody’s	Ba1	Ba1	Ba1
Fitch	BBB	BBB	BBB

(1) As of April 2, 2025.

(2) As of December 31.

Annual Report and Form 20-F 2024 | 205

Exposure to interest rate and exchange rate risk

The table below provides a summary of information regarding our exposure to interest rate and exchange rate risk in our finance debt for 2024 and 2023, including short-term and long-term debt.

TOTAL FINANCE DEBT(1)

	2024 (%)	2023 (%)
Real - denominated
Fixed rate	8.1	9.5
Floating rate	14.7	10.6
Sub-total	22.8	20.1
U.S. dollar - denominated
Fixed rate	47.2	41.9
Floating rate	23.7	29.4
Sub-total	70.9	71.3
Other currencies
Fixed rate	6.3	8.6
Sub-total	6.3	8.6
Total	100.0	100.0
Floating rate debt
Real-denominated	14.7	10.6
Foreign currency-denominated	23.7	29.4
Fixed rate debt
Real-denominated	8.1	9.5
Foreign currency denominated	53.5	50.5
Total	100.0	100.0
U.S. dollars	70.9	71.3
Euro	2.3	3.3
GBP	4.0	5.3
Brazilian reais	22.8	20.1
Total	100.0	100.0
(1)	Short term and long term.

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

Annual Report and Form 20-F 2024 | 206

Our foreign currency floating rate debt is mainly subject to fluctuations in SOFR. Our floating rate debt denominated in reais is subject to fluctuations in the Brazilian interbank offering rate (or “DI”) and Brazilian long-term interest rate as fixed by the CMN.

We generally do not use derivative instruments to manage our exposure to interest rate fluctuation, but we may utilize these financial instruments in the future.

The exchange rate risk to which we are exposed has greater impact on the balance sheet and derives mainly from the presence of non-real denominated obligations in our debt portfolio. With respect to the management of foreign exchange risks, we take a broader view of our consolidated activities, capturing possible natural hedges whenever they are available, benefiting from the correlation between our income and expenses. In the short term, the management of our foreign exchange risk involves allocating our cash investments between the real and other foreign currencies. Our strategy, reevaluated annually in the revision of our Business Plan, may also involve the use of financial instruments, such as derivatives, to hedge certain liabilities, minimizing foreign exchange rate risk exposure, especially when we are exposed to a foreign currency in which no cash inflows are expected, for example, the Pound Sterling.

We have designated cash flow hedging relationships to reflect the economic essence of the structural hedge mechanism between U.S. dollar-denominated debt and future sales revenues.

See “Consolidated Financial Performance – Exchange Rate and Variation Impacts” in this section and Notes 4.8 and 33.4.1(a) to our audited consolidated financial statements for further information about our cash flow hedge.

See Note 33.4 to our audited consolidated financial statements for more information about our interest rate and exchange rate risks, including a sensitivity analysis demonstrating the potential impact of an adverse change in the underlying variables as of December 31, 2024.

For further information regarding expected maturity schedule and currency, the principal and interest cash flows, related average interest rates of our debt obligations, credit risk and liquidity risk, see Notes 30, 33.5 and 33.6 to our audited consolidated financial statements.

Lease Liabilities

We are the lessee in agreements primarily including oil and gas producing units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and buildings. As of December 31, 2024, the amount of lease liabilities totaled US$37,149 million.

Annual Report and Form 20-F 2024 | 207

Adjusted EBITDA and Net Debt/Adjusted EBITDA ratio

The Net Debt/Adjusted EBITDA ratio is non-GAAP measure that helps our management assess our liquidity and leverage, and it is measured in U.S. dollars. Net Debt/Adjusted EBITDA ratio is not defined under IFRS Accounting Standards and should not be considered in isolation or as a substitute for net income or other measures calculated in accordance with IFRS Accounting Standards.

Adjusted EBITDA represents an alternative measure to our net cash provided by operating activities and is computed by using the net income before net finance expense, income taxes, depreciation, depletion and amortization, adjusted by results of equity-accounted investments, impairment, results on disposal/write-offs of assets, and results from co-participation agreements in bid areas. Adjusted EBITDA is not defined under IFRS Accounting Standards and should not be considered in isolation or as a substitute for net income or other measures calculated in accordance with IFRS Accounting Standards.

US$ million	2024	2023	2022
Net income	7,605	24,995	36,755
Net finance expense	15,107	2,333	3,840
Income taxes	3,537	10,401	16,770
Depreciation, depletion and amortization	12,479	13,280	13,218
Results of equity-accounted investments	627	304	(251)
Impairment of assets (reversals), net	1,531	2,680	1,315
Results on disposal/write-offs of assets	(228)	(1,295)	(1,144)
Results from co-participation agreements in bid areas	(259)	(284)	(4,286)
ADJUSTED EBITDA	40,399	52,414	66,217

Net Debt reflects the Gross Debt, net of Adjusted Cash and Cash Equivalents (see definition in “Liquidity and Capital Resources” in this annual report). Gross Debt reflects the sum of current and non-current finance debt and lease liabilities.

Our Adjusted EBITDA, Adjusted Cash and Cash Equivalents, Net Debt and Net Debt/Adjusted EBITDA ratio are non-GAAP measures and may not be comparable to the calculation of liquidity measures presented by other companies, and they should neither be considered in isolation nor as substitutes for any measures calculated in accordance with IFRS Accounting Standards. These metrics must be considered together with other measures and indicators for a better understanding of our financial condition.

The following table presents the reconciliation for 2024 and 2023 of Net Debt and Adjusted EBITDA to the most directly comparable IFRS Accounting Standards captions, which, in this case, is, respectively, the finance debt plus lease liability minus cash and cash equivalents and the net cash provided by operating activities:

Annual Report and Form 20-F 2024 | 208

US$ million	2024	2023
Cash and cash equivalents	3,271	12,727
Government securities and time deposits (maturity of more than three months)	4,800	5,175
Adjusted Cash and Cash Equivalents	8,071	17,902
Finance debt (current and non-current)	23,162	28,801
Lease liability (current and non-current)	37,149	33,799
GROSS DEBT	60,311	62,600
NET DEBT	52,240	44,698

US$ million	2024	2023
Net cash provided by operating activities - OCF	37,984	43,212
Allowance for credit loss on trade and other receivables, net	(260)	(40)
Trade and other receivables, net	(1,822)	(88)
Inventories	295	(1,564)
Trade payables	(986)	954
Taxes payable (1)	9,895	10,463
Losses on decommissioning of returned/abandoned areas	(2,584)	(1,195)
Losses arising from actuarial review of health care plan	(1,291)	-
Others	(832)	672
ADJUSTED EBITDA	40,399	52,414
NET DEBT/ADJUSTED EBITDA RATIO	1.29	0.85
(1)	It is composed of other taxes payable and Income taxes paid.

Our Net Debt/Adjusted EBITDA ratio computed in U.S. dollar increased from 0.85 as of December 31, 2023, to 1.29 as of December 31, 2024, reflecting the effects derived by the combination of lower Adjusted EBITDA and higher Net Debt.

Annual Report and Form 20-F 2024 | 209

Use of Funds

Capital Expenditures

We disbursed a total of US$16,621 million in 2024 (of which 84% was used in E&P business), a 31.2% increase when compared to our Capital Expenditures of US$12,673 million in 2023. It was 10% lower than our previous Strategic Plan (2024-2028). Our Capital Expenditures in 2024 were primarily directed toward the most profitable investment projects relating to oil and gas production. These expenditures are based on our Strategic Plan’s cost assumptions and financial methodology.

CAPITAL EXPENDITURES BY BUSINESS SEGMENTS (US$ million)

For the Year Ended December 31,	2024	2023	2022
Exploration and Production	13,934	10,424	7,844
Refining, Transportation and Marketing	1,799	1,559	1,193
Gas and Low Carbon Energies	426	277	350
Total business segments	16,160	12,260	9,387
Corporate and Other Businesses	461	413	461
TOTAL	16,621	12,673	9,848

For information on our future Capital Expenditures, see “Strategic Plan 2050 and Business Plan 2025-2029” in this annual report.

EXPLORATION & PRODUCTION INVESTMENTS

US$ 13,934 million

Investments in **large projects in the pre-salt layer**, especially in the new production systems of the Búzios field

Started operation of two new systems

- FPSO Maria Quitéria (IPB)
- FPSO Marechal Duque de Caxias (Mero 3)

Achievement of Production Peak

- FPSO Sepetiba (Mero 2)

Ramp up of two systems

- FPSO Anna Nery (Marlim 2)
- FPSO Anita Garibaldi (Marlim 1)

REFINING, TRANSPORTATION & MARKETING INVESTMENTS

US$ 1,799 million

Increasing ultra-low sulfur diesel and aviation fuel production

Start of operations for the **Emission Reduction Unit (SNOx)** at RNEST refinery.

Start of operations for the **closed blowdown system** at the coking unit of RPBC refinery.

Biorefining portfolio: adaptation of existing units that allow the co-processing of vegetable oil is underway, as well as the implementation of new dedicated units

Scheduled maintenance stoppages: carried out at eight of our 10 refineries in 2024, involving over 20,000 maintenance personnel and more than 1,900 units of equipment.

GAS & LOW CARBON ENERGIES INVESTMENTS

US$ 426 million

Boaventura natural gas processing plant: UPGN First Train started commercial operations in the second half of 2024. Second Train is expected to start commercial operations early 2025.

Route 3 project: the gas pipeline was successfully completed, and started operation together with UPGN's First Train

Gas-fired thermoelectric plant in Boaventura Cluster: is still under study, and its conceptual design has been completed, **obtained the environmental preliminary license** in November 2024.

Investments in **scheduled maintenance stoppages**, as well as small scale projects to preserve the operation of existing gas processing units, enhancing assets' reliability and availability, ensuring the implementation of initiatives that address sustainability, environment issues, and safety.

Annual Report and Form 20-F 2024 | 210

Distribution to shareholders

Our Board of Directors proposed a distribution to shareholders in 2024 in the amount of US$13,457 million. This distribution (US$13,076 million through the payment of dividends and interest on capital, and US$381 million through the share repurchase program) was calculated in Brazilian reais, in the amount of R$75,825 million, representing 45% of our Free Cash Flow for 2024, according to the shareholders remuneration policy, converted to U.S. dollars based on the exchange rate prevailing at the date of approval for each anticipation and on the closing exchange rate for the complementary dividends.

For more information on our shareholder remuneration policy, see “Shareholder Information – Shareholders’ Rights” in this annual report and Note 32.4 to our audited consolidated financial statements.

Debt Service Obligations

As of December 31, 2024, our debt maturity profile includes, for the next five years, US$36,424 million in finance debt and lease liability (nominal amounts).

AMORTIZATION PROFILE (1) (US$ million)

45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
10,995
8,837
2,158
8,043
6,140
1,903
7,125
4,817
2,308
5,375
3,476
1,899
4,886
2,904
1,982
42,166
28,943
13,223
2025
2026
2027
2028
2029
2030 onwards
Finance debt
Lease liability (IFRS 16)

(1) Amounts composed by Lease nominal future payments and Finance debt principal.

Finance Debt

In 2024, we repaid the principal and interest on several finance debts, in the amount of US$8,454 million, notably: (i) repurchase and withdraw of US$2,512 of securities in the international capital market; and (ii) pre-payment of US$250 of loans in the international banking market.

Annual Report and Form 20-F 2024 | 211

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

In addition, there are nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use. As of December 31, 2024, these agreements amount to US$65,034 million (US$65,358 million on December 31, 2023).

For information on changes in the balance of lease liabilities and on leases by class of underlying assets, see Note 31 to audited consolidated financial statements.

Ability of Subsidiaries to Transfer Funds to Us

As of the date hereof, we have no knowledge of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to us in the form of loans and/or dividends. The prejudgment attachment levied by a number of EIG entities that previously prevented Petrobras International Braspetro B.V. (the “PIBBV”) from paying dividends to Petrobras was lifted as a result of the settlement entered into with EIG on March 7, 2025. As a result, we do not anticipate any impact on our ability to meet our cash obligations. For further information on the prejudgment attachment see “Legal and Tax - Legal Proceedings - Sete Brasil’s Investor Claim and Mediation Procedure” in this annual report.

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

Note 5 to our audited consolidated financial statements presents information about the potential effects of climate risks on some of our key accounting estimates.

Annual Report and Form 20-F 2024 | 212

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

Annual Report and Form 20-F 2024 | 214

 As of the date of this annual report, we have the following 11 directors:

Born
July 27, 1982

Nationality
Brazilian

Position
Chairman of the Board of Directors since April 2023

Current term expires
Ordinary General Shareholders' meeting 2026

Nominated by
Controlling Shareholder

Independent
No

Family Relations
None

Other directorships
Secretary of Petroleum, Natural Gas and Biofuels of the Ministry of Mines and Energy

PIETRO ADAMO SAMPAIO MENDES

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

EDUCATION

Mr. Mendes holds a bachelor's degree in Chemistry from Universidade Federal Fluminense (UFF), a law degree from Universidade Federal do Estado do Rio de Janeiro (UNIRIO), and an executive graduate degree in Oil and Gas from COPPE-UFRJ, an MBA in Strategic and Economic Business Management from Fundação Getúlio Vargas (FGV), a PhD in Chemical and Biochemical Process Technology (CAPES 6 concept) from Universidade Federal do Rio de Janeiro (UFRJ) and a post-doctoral fellowship at the Beddie School of Business (Simon Fraser University), Canada. Professional Certified in Anti-Corruption Compliance (CPC-A) by the LEC Certification Board.

Born
June 30, 1957

Nationality
Brazilian

Position
Member of the Board of Directors since May 2024

Current term expires
Ordinary General Shareholders' meeting 2026

Nominated by
Controlling Shareholder

Independent
No

Family Relations
None

Other directorships
None

MAGDA MARIA DE REGINA CHAMBRIARD

BUSINESS EXPERIENCE

Mrs. Chambriard began her career at Petrobras in 1980, always working in the Production area, where she accumulated knowledge of all the areas under production in Brazil. She was transferred to the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP) to take on the role of advisor to the Exploration and Production director in 2002, when she was working as an E&P business consultant in Petrobras' New E&P Business area. At the ANP, soon after taking over the advisory role, she also took over the Exploration and Block Definition superintendencies, with a view to bidding rounds. She was responsible for implementing the ANP's Multiannual Geology and Geophysics Plan, which resulted in the collection of essential data for successful bidding in new frontier sedimentary basins. She took over the ANP's Board of Directors in 2008 and the General Directorate in 2012, having led the creation of the Safety and Environment Superintendence, the Information Technology Superintendence, the work related to studies and the drafting of contracts and public notices, the technical studies that culminated in the first pre-salt bid, as well as the traditional concession bids. She was responsible for the areas of Auditing, Internal Affairs, Public Prosecutor's Office, Bid Promotion, Supply, Inspection of the Distribution and Resale of Fuels, Human Resources, Administrative-Financial, Government Relations, as well as those relating to the Exploration and Production segment. In June 2024, she became Chairman of the Board of Directors of the Instituto Brasileiro de Petróleo e Gás (IBP), and Chairman of the Board of Directors of Transpetro.

EDUCATION

Mrs. Chambriard holds a Civil Engineering degree from Universidade Federal do Rio de Janeiro (UFRJ) (1979) and a master's degree in Chemical Engineering from COPPE/UFRJ (1989), with a specialization in Reservoir Engineering and Formation Evaluation and a specialization in Oil and Gas Production, at what is now known as Universidade Petrobras. She has taken several courses, in addition to those related to oil and gas production, including Management Development in Production Engineering, Negotiation of Exploration and Production Contracts, Qualification in Negotiation in the Oil Industry, Risk Management, Accounting, Management, Leadership, and Development for the Board of Directors.

Annual Report and Form 20-F 2024 | 215

Born
April 10, 1960

Nationality
Brazilian

Position
Member of the Board of Directors since April 1, 2025

Current term expires
Ordinary General Shareholders' meeting 2025

Nominated by
Minority Shareholders that hold Ordinary Shares

Independent
Yes

Family Relations
None

Other directorships
Member of the Board of Directors at Companhia Energética de Minas Gerais (CEMIG), Member of the Supervisory Board at Norte Energia S.A. and Alternate Member of the Supervisory Board at Unipar Carbocloro S.A.

ALOISIO MACÁRIO FERREIRA DE SOUZA

BUSINESS EXPERIENCE

Mr. Macário was Vice President of Human Resources and Information Technology at Usiminas, Coordinator of the Brazilian Institute of Corporate Governance (IBGC) – Rio de Janeiro Chapter, Manager of Corporate Governance and Minority Holdings of Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI), Manager of BB Asset Management (BB-DTVM) Asset Analysis and Valuation Division, Advisor in the International Area of Banco do Brasil, Board of Directors Member at Gasmig, at Usiminas and CPFL Energia, Member of the Supervisory Board at Banco do Brasil, at Eternit, at Centrais Elétricas Brasileiras S.A. (Eletrobras) and Centrais Elétricas Santa Catarina (CELESC). Alternate Member of the Supervisory Board at Petrobras. Currently he is Member of the Board of Directors at Petrobras and Companhia Energética de Minas Gerais (Cemig), Member of the Supervisory Board at Norte Energia S.A. and Alternate Member of the Supervisory Board at Unipar Carbocloro S.A.

EDUCATION

Mr. Macário has a degree in Accounting Sciences, with an MBA in Business and Investment Banking Management from the Corporate University of Citibank – USA, MBA in Business Valuation by LLM Inteligência Empresarial (RJ) and an MBA in Pension and Retirement Plans for Complementary Social Security – Coppe/UFRJ. Mr. Souza is certified by IBGC to serve as member at Boards of Directors and Supervisory Boards.

Born
July 6, 1980

Nationality
Brazilian

Position
Member of the Board of Directors since April 2023

Current term expires
Ordinary General Shareholders' meeting 2026

Nominated by
Controlling Shareholder

Independent
No

Family Relations
None

Other directorships
Special Secretary of Government Analysis of the Presidency of the Republic

BRUNO MORETTI

BUSINESS EXPERIENCE

Mr. Moretti began his career as a Planning and Budget Analyst at the Ministry of Planning in 2004. Between 2009 and 2012, he was Director of the Secretariat for Planning and Strategic Investments. From 2013 to 2014 he served as Advisor of the Executive Secretariat of the Ministry of Planning and was an alternate member of the Board of Directors of FUNPRESP (Fundação de Previdência Complementar do Servidor Público da União). Between 2013 and 2015, he served on the Board of Directors and Fiscal Council of EBSERH (Empresa Brasileira de Serviços Hospitalares). He was Director and Substitute Executive Secretary of the Executive Secretariat of the Ministry of Health, between 2014 and 2015. From 2015 to 2016 he served as Deputy Executive Secretary of the Casa-Civil of the Presidency of the Republic. He was Technical Advisor in the Federal Senate, of economics, infrastructure, fiscal policy and public budget between 2017 and 2022. He is also currently the Special Secretary of Government Analysis of the Presidency of the Republic, and, at Petrobras, in addition to being a Member of the Board of Directors, is a Member of the Investment Committee.

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

Annual Report and Form 20-F 2024 | 216

Born
September 14, 1964

Nationality
Brazilian

Position
Member of the Board of Directors since April 2022

Current term expires
Ordinary General Shareholders' meeting 2026

Nominated by
Minority Shareholders that hold Ordinary Shares

Independent
Yes

Family Relations
None

Other directorships
Member of the Supervisory Board of Vivest, Member of the Audit Committee of Mapfre Brasil Participações and Board Member of São Paulo Lawyers Institute (IASP)

FRANCISCO PETROS OLIVEIRA LIMA PAPATHANASIADIS

BUSINESS EXPERIENCE

Mr. Francisco Petros worked for 25 years in the capital markets industry (1983-2008), where he held positions as Director and CEO of large companies, having acquired solid knowledge in corporate finance, company valuation and investments. He was President of the São Paulo Association of Capital Market Analysts and Investment Professionals (ABAMEC-SP) from 1999 to 2001 and President of the Capital Market Analysts Supervisory Board, set up by the Securities and Exchange Commission (CVM) between 2010 and 2015. He has been a member of the Board of Directors of large Brazilian companies, having participated in corporate governance restructurings and strategic decision-making in companies such as: BRF (2017-2020), Petrobras (2015-2019) and BR Distribuidora (2015-2016). He is also currently a member of the Supervisory Board of Vivest, a member of the Audit Committee of the Mapfre Group (Brazil), and Board Member of the São Paulo Lawyers Institute (IASP). At Petrobras, in addition to being a Member of the Board of Directors, he is a Member of the Minority Committee.

EDUCATION

Mr. Francisco Petros is a lawyer graduated at Mackenzie University, specialized in corporate law, corporate governance, compliance and forensic investigations. He also has a degree in economics from the Pontifical Catholic University of São Paulo and a postgraduate degree in finance (MBA) from the Brazilian Institute of Capital Markets (IBMEC). He has attended numerous courses in Brazil and abroad in the areas of corporate governance, compliance, internal investigations (forensics), criminal and civil settlements in various jurisdictions and market regulation.

Born
November 18, 1955

Nationality
Brazilian

Position
Member of the Board of Directors since May 2024

Current term expires
Ordinary General Shareholders' meeting 2026

Nominated by
Minority Shareholders that hold Preferred Shares

Independent
Yes

Family Relations
None

Other directorships
Member of the Board of Directors of Desenvolve SP

JERÔNIMO ANTUNES

BUSINESS EXPERIENCE

Mr. Jerônimo Antunes has solid experience in business management, with an emphasis on accounting with a focus on independent auditing, assurance services, risk management, business consultancy and accounting expertise. He is an independent member on the Boards of Directors of Desenvolve SP and of trustees of Fipecafi. He is an expert accountant and technical assistant in arbitration chambers and in the judiciary, as well as a consultant and advisor on auditing, risk management, internal controls and accounting matters. He has served as Member of the Board and Coordinator of the Audit Committee of Cia. Müller de Bebidas, and external member of the audit committee of IRB-BRASIL Resseguros S.A. (IRB RE) and Fundação CESP (FUNCESP/Vivest), as well as an independent board member and coordinator of the Statutory Audit Committees of Petrobras and the Petrobras Conglomerate, BR Distribuidora, Companhia de Saneamento Básico do Estado de São Paulo (Sabesp), Metrô São Paulo, Paranapanema, Eletronuclear and Eletrobras, and an external member of the Audit Committees of BRF, OceanPact Serviços Marítimos (Oceanpact) and Vibra. He was elected "Accounting Professional of the Year 2019" by the National Association of Finance, Administration and Accounting Executives – Anefac and a member of the Paulista Accounting Academy – chair no. 60. Additionally, he is Chairman of the Statutory Audit Committee and of the Minorities Committee and a member of the People Committee and of the Statutory Audit Committee of the Petrobras Conglomerate.

EDUCATION

Mr. Jerônimo Antunes holds a degree in Business Administration and Accounting Sciences, a master's degree and a PhD in Accounting Sciences with a specialization in Controllership and Accounting from the University of São Paulo (USP), where he has been a professor since 2001.

Annual Report and Form 20-F 2024 | 217

Born
May 30, 1945

Nationality
Brazilian

Position
Member of the Board of Directors since April 2022

Current term expires
Ordinary General Shareholders' meeting 2026

Nominated by
Minority Shareholders that hold Ordinary Shares

Independent
Yes

Family Relations
None

Other directorships
CEO and controlling shareholder of Banco Clássico S.A., Agro imobiliária Avanhadava S.A., Dinâmica Energia S.A., Jataí Empreendimentos e Participações, Jupem S.A. Participações e Empreendimentos, Navegação Porto Morrinho S.A., Socal S.A. Mineração e Intercâmbio Comercial e Industrial and Agro Imobiliária Primavera S.A and Member of the Board of Directors of Companhia Energética de Minas Gerais

JOSÉ JOÃO ABDALLA FILHO

BUSINESS EXPERIENCE

Mr. Abdalla, also known as Juca Abdalla, is one of the largest individual long-term investors of B3 through his various investment vehicles valued above R$20 billion, largely focused on the Oil and Gas, Energy and Mining sectors with stakes that have been held for more than 10 years. He has experience in Naturgy Brasil's and CEMIG's boards, providing him with an important background in the energy and oil & gas sectors. His performance has always been guided by respect for the interests of all stakeholders, especially within state-controlled companies. With a focus on controlling operating costs, capital allocation policy and ensuring returns equivalent to the risks assumed by stakeholders, especially shareholders of the companies. Always with a focus on the long-term, Mr. Abdalla works to ensure the best possible performance by management. His main roles include: (a) CEO and controlling shareholder of Banco Clássico S.A., (a controlling shareholder of several investment vehicles), since 1989; (b) full member of the Board of Directors of Companhia Energética de Minas Gerais since 2019 including serving as an alternate (2015-2019); (c) full member of the Board of Directors of Transmissora Aliança de Energia Elétrica (2019-2022); and (d) alternate member of the Board of Directors of Naturgy Brasil (2015-2022).

EDUCATION

Mr. Abdalla holds a degree in economics from Universidade Presbiteriana Mackenzie.

Born
June 4, 1982

Nationality
Brazilian

Position
Member of the Board of Directors since April 2024

Current term expires
Ordinary General Shareholders' meeting 2026

Nominated by
Controlling Shareholder

Independent
Yes

Family Relations
None

Other directorships
Deputy Executive Secretary of the Ministry of Finance

RAFAEL RAMALHO DUBEUX

BUSINESS EXPERIENCE

Mr. Rafael Ramalho Dubeux has been serving at Ministry of Finance since 2023, initially as a Special Advisor to the Minister and then as the Deputy Vice Minister. With his extensive career as a Federal Lawyer since 2005, he has amassed a wealth of experience in various public administration roles. Notably, he was the the Head of the Special Adviser to the Minister of Finance in 2023, Secretary for Economic Development, Science, Technology, and Innovation of Recife from 2021 to 2023, Deputy Head of Legal Affairs at the Civil House of the Presidency of the Republic from 2014 to 2016, Deputy Head of Parliamentary Affairs at the Presidency of the Republic from 2012 to 2013, and Deputy Legal Adviser at the Ministry of Science, Technology, Innovation, and Communications from 2011 to 2012. In addition to his governmental roles, he was a member of the Board of Directors of Porto Digital, Parqtel (Pernambuco State Technology Park for Electronics and Associated Technologies) and Aries (Recife Agency for Innovation and Strategy) in 2016. He is the author of the books "Development and Climate Change" and "Innovation in Brazil and South Korea" (both published by Editora Juruá) and co-author of "Legal Framework for Science, Technology and Innovation in Brazil" (Editora JusPodivm). He is also a member of the Petrobras Investment Committee." (Editora JusPodivm). He is also a member of the Petrobras Investment Committee.

EDUCATION

Mr. Rafael Ramalho Dubeux holds a PhD in International Relations from the University of Brasília (UnB) (Institute of International Relations (IREL)/UnB, 2015) and a master's degree in the same program (IREL/UnB, 2009), as well as a law degree from the Federal University of Pernambuco (Recife Law School/UFPE, 2004). He was a Visiting Researcher at the University of California, Berkeley, and a member of the Executive Committee of the Berkeley Humanities and Social Sciences Association – HSSA (UC Berkeley, 2013). He was a postgraduate professor at the Instituto Brasiliense de Direito Público (IDP) and participates in the UnB research group called International System in the Anthropocene and Global Climate Change.

Annual Report and Form 20-F 2024 | 218

Born
March 13, 1977

Nationality
Brazilian

Position
Member of the Board of Directors since January 2024

Current term expires
Ordinary General Shareholders' meeting 2026

Nominated by
Controlling Shareholder

Independent
Yes

Family Relations
None

Other directorships
None

RENATO CAMPOS GALUPPO

BUSINESS EXPERIENCE

Mr. Renato Campos Galuppo has been a lawyer since February 2003, with extensive experience in litigation and consultancy in electoral, criminal, constitutional and civil matters. He was a legal advisor in the Chamber of Deputies from March 2007 to June 2014 and from October 2014 to December 2021. He was a Board Member of Pré-Sal Petróleo S.A (PPSA) from July 2023 to January 2024. He is currently a member of ABRADEP (Brazilian Academy of Electoral and Political Law), PLURIS (Institute of Party and Political Law), IBCCRIM (Brazilian Institute of Criminal Sciences) and ICP (Institute of Criminal Sciences). Additionally, he serves as Chairman of the People Committee at Petrobras.

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

Current term expires
Ordinary General Shareholders' meeting 2026

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

Annual Report and Form 20-F 2024 | 219

Born
February 3, 1982

Nationality
Brazilian

Position
Member of the Board of Directors since April 2023

Current term expires
Ordinary General Shareholders' meeting 2026

Nominated by
Controlling Shareholder

Independent
No

Family Relations
None

Other directorships

National Secretary of Geology, Mining and Mineral Transformation at the Ministry of Mines and Energy

VITOR EDUARDO DE ALMEIDA SABACK

BUSINESS EXPERIENCE

Mr. Saback is a public management analyst at the Public Ministry of the Union. He held several executive positions in the Federal Government in different Ministries, such as the Secretariat of Institutional Relations, Government Secretariat of the Presidency of the Republic and the Ministry of Finance. He served on Boards of Directors in the financial, real estate and oil and gas industries. He was Director of the National Water and Basic Sanitation Agency and currently holds the position of National Secretary of Geology, Mining and Mineral Transformation at the Ministry of Mines and Energy (MME).

EDUCATION

Mr. Saback holds a degree in Business Administration from the University of Brasília and a law degree from Centro de Ensino Unificado de Brasília (UniCeub). He has a post-graduation degree in Finance and Capital Markets from Fundação Getúlio Vargas (FGV) and is a master's student of Economics from the Brazilian Institute of Education, Development and Research (IDP).

Annual Report and Form 20-F 2024 | 220

Mr. Marcelo Gasparino da Silva  resigned as a member of the Board of Directors on February 20, 2025, effective on March 20, 2025. Under the terms of article 150 of Law No. 6,404/76 and article 25 of our Bylaws, in the event of a vacancy in the position of Board Member, the position may be filled by a replacement appointed by the Board of Directors, until the next General Shareholders’ Meeting is held, which, in this case, is already scheduled to take place on April 16, 2025. On March 28, 2025, our Board of Directors appointed Mr. Aloisio Macário Ferreira de Souza as an Board Member of the company to replace Mr. Marcelo Gasparino da Silva until the General Shareholder's Meeting. Mr. Aloisio Macário Ferreira de Souza took office on April 1, 2025.

Our Annual General Meeting announcing new members joining the Board of Directors will take place in April 2025, after the filing of this report. Information on the proposal regarding the prospective new members is available to shareholders on our website (www.petrobras.com.br/ir) and the SEC’s website.

Annual Report and Form 20-F 2024 | 221

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

CURRENT MEMBERS OF OUR FISCAL COUNCIL

	Year of first appointment	Elected/appointed by
Members
Cristina Bueno Camatta	2023	Brazilian federal government
Daniel Cabaleiro Saldanha (Chairman)	2023	Brazilian federal government
Viviane Aparecida da Silva Varga	2023	Brazilian federal government/ Ministry of Finance
Paulo Roberto Franceschi	2024	Minority shareholder
Ronaldo Dias	2024	Preferred shareholder
Alternate members
Sidnei Bispo	2023	Brazilian federal government
Gustavo Gonçalves Manfrim	2023	Brazilian federal government
Otávio Ladeira de Medeiros	2022	Brazilian federal government/ Ministry of Finance
Vanderlei Dominguez da Rose	2024	Minority shareholder
Ricardo José Martins Gimenez	2024	Preferred shareholder

Our Annual General Meeting announcing new members joining the Fiscal Council will take place in April 2025, after the filing of this report. Information on the proposal regarding the prospective new members is available to shareholders on our website (www.petrobras.com.br/ir) and the SEC’s website.

Annual Report and Form 20-F 2024 | 222

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

As of the date of this annual report, we have the following nine executive officers:

Born
June 30, 1957

Nationality
Brazilian

Position
CEO since May 2024

Current term expires
April 2025

Family Relations
None

MAGDA MARIA DE REGINA CHAMBRIARD

BUSINESS EXPERIENCE

Mrs. Chambriard began her career at Petrobras in 1980, always working in the Production area, where she accumulated knowledge of all the areas under production in Brazil. She was transferred to the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP) to take on the role of advisor to the Exploration and Production director in 2002, when she was working as an E&P business consultant in Petrobras' New E&P Business area. At the ANP, soon after taking over the advisory role, she also took over the Exploration and Block Definition superintendencies, with a view to bidding rounds. She was responsible for implementing the ANP's Multiannual Geology and Geophysics Plan, which resulted in the collection of essential data for successful bidding in new frontier sedimentary basins. She took over the ANP's Board of Directors in 2008 and the General Directorate in 2012, having led the creation of the Safety and Environment Superintendence, the Information Technology Superintendence, the work related to studies and the drafting of contracts and public notices, the technical studies that culminated in the first pre-salt bid, as well as the traditional concession bids. She was responsible for the areas of Auditing, Internal Affairs, Public Prosecutor's Office, Bid Promotion, Supply, Inspection of the Distribution and Resale of Fuels, Human Resources, Administrative-Financial, Government Relations, as well as those relating to the Exploration and Production segment. In June 2024, she became Chairman of the Board of Directors of the Instituto Brasileiro de Petróleo e Gás (IBP), and Chairman of the Board of Directors of Transpetro.

EDUCATION

Mrs. Chambriard holds a Civil Engineering degree from Universidade Federal do Rio de Janeiro (UFRJ) (1979) and a master's degree in Chemical Engineering from COPPE/UFRJ (1989), with a specialization in Reservoir Engineering and Formation Evaluation and a specialization in Oil and Gas Production, at what is now known as Universidade Petrobras. She has taken several courses, in addition to those related to oil and gas production, including Management Development in Production Engineering, Negotiation of Exploration and Production Contracts, Qualification in Negotiation in the Oil Industry, Risk Management, Accounting, Management, Leadership, and Development for the Board of Directors.

Annual Report and Form 20-F 2024 | 223

Born
September 12, 1963

Nationality
Brazilian

Position
Chief Corporate Affairs Officer since May 2023

Current term expires
April 2025

Family Relations
None

CLARICE COPPETTI

BUSINESS EXPERIENCE

Mrs. Coppetti was our Chief Sustainability & Institutional Relations Executive Officer, from March to April 2023. Previously she was Vice-President of Information Technology at Caixa Econômica Federal ("Caixa"). She was also Director of Operations and Services at the Autoridade Pública Olímpica (APO) and Director of Institutional Relations at Norte Energia S.A., accumulating the position of Financial Director. She was Commercial Director at Companhia de Processamento de Dados do Estado do Rio Grande do Sul (PROCERGS). She was a member of the External Audit Committee of Caixa. At Caixa, she was a Full Board Member of the Audit Committee and the Risk Committee and President of the Information Technology Committee. She also served as a member of the Resolution Board and the Fiscal Board of Fundação dos Economiários Federais (FUNCEF). She served as a member of the Board of Directors of Caixa Capitalização S.A. and an alternate member of the Fiscal Board of Caixa Consórcios S.A.

EDUCATION

Mrs. Coppetti has a degree in Accounting and Economic Sciences and a postgraduate degree in Strategic Management of Information Technology by Fundação Getúlio Vargas (FGV).

Born
April 15, 1964

Nationality
Brazilian

Position
Chief Logistics, Commercialization and Markets Officer since May 2023

Current term expires
April 2025

Family Relations
None

CLAUDIO ROMEO SCHLOSSER

BUSINESS EXPERIENCE

Mr. Schlosser was Chief Trading & Logistics Officer from March to April 2023. Mr. Schlosser joined Petrobras in 1987 as Petroleum Processing Engineer. He has over 37 years of experience in several areas of processing, commercialization and logistics of petroleum and its byproducts. Among the many positions he has held, he was General Manager of Refinaria Henrique Lage (REVAP) and Refinaria Landulpho Alves (RLAM), Manager and Director of Fábrica Carioca de Catalisadores, Vice-President of Petrobras America and Executive Manager for Refining, Petrochemicals and Fertilizers of Petrobras, heading 13 refineries, an industrial schist plant and petrochemical complexes and fertilizer factories of Petrobras.

EDUCATION

Mr. Schlosser is a chemical engineer with a degree from the Universidade Federal de Santa Maria and an attorney with a degree from the Pontifícia Universidade Católica of Petrópolis – RJ. He holds an MBA in Finance from Fundação Getúlio Vargas (FGV) and Management from Institut Européen d'Administration des Affaires (INSEAD) and Fundação Dom Cabral, in addition an Executive MBA from Rice University, Houston.

Annual Report and Form 20-F 2024 | 224

Born
February 11, 1972

Nationality
Brazilian

Position
Chief Financial and Investor Relations Officer (Chief Financial Officer - CFO & Chief Investor Relation Officer - CIRO) since July 2024

Current term expires
April 2025

Family Relations
None

FERNANDO SABBI MELGAREJO

BUSINESS EXPERIENCE

Mr. Melgarejo worked for 37 years in the Banco do Brasil S/A conglomerate, of which he dedicated around 30 years to the financial area, where he was an Executive Manager in the Finance and Investor Relations Department of Banco do Brasil, in the area of Financial Structuring and Analysis. He was Head of Participations at Previ (2022-2024), where he also held the position of Technically Qualified Statutory Administrator (AETQ) (2022-2023), and a Trustee of the Fundação Banco do Brasil. He has also served as a Board Member and member of the Audit Committee of Neoenergia (2023-2024); effective member of the Board of Directors of Invepar (2022-2023); Effective Board Member of Economus Instituto de Seguridade Social (2020-2022); member of the Finance Committee of Cielo (2019-2022), member of the Finance Committee of Cateno (2016-2019); effective member of the Fiscal Council of the Instituto Brasileiro de Executivos de Finanças (2009-2011); and member of the Board of Directors of Cassi (2008-2010), where he also served as a member of the Fiscal Council, Finance Committee and Coaud. He is currently Chairman of the Board of Directors of the Litel Group.

EDUCATION

Mr. Melgarejo has a degree in Economics from União Educacional de Brasília (UNEB), a postgraduate degree in International Business from Fundação Getúlio Vargas (FGV) and a master's degree in Business Economics from Universidade Católica de Brasília (UCB).

Born
September 1, 1971

Nationality
Brazilian

Position
Chief Governance and Compliance Officer since April 2023

Current term expires
April 2025

Family Relations
None

MÁRIO VINÍCIUS CLAUSSEN SPINELLI

BUSINESS EXPERIENCE

Mr. Spinelli is a professor at the São Paulo School of Business at the Fundação Getúlio Vargas (FGV). He has worked as Regulatory Compliance Director at company Protiviti-ICTS (2022-2023). He was the General Ombudsman for Petrobras for two terms of office (2016-2021), Head of the Office of the Comptroller General of the State of Minas Gerais (2015), First Head of the Office of the Comptroller General of the Municipality of São Paulo (2013-2014), Secretary for Anti-Corruption and Strategic Information of the Controladoria-Geral da União (CGU) (2010-2013), Board Member of Conselho de Controle de Atividades Financeiras (Coaf) (2010-2013), Technical Advisor of the Chief Minister of CGU (2008-2009), Member of the Ethics Commission of CGU (2008-2009) and Manager of the Executive Anti-Corruption Office of CGU (2007). He has been a career auditor at CGU (Federal Auditor for Finance and Control) since 2001. He was an Expert Auditor under public tender for the Court of Accounts of the State of Minas Gerais (1999-2001). He has also worked as member of the Fiscal Board of companies Transmissora Aliança de Energia Elétrica S/A, São Paulo Turismo S/A and Companhia São Paulo de Desenvolvimento e Mobilização de Ativos S/A. He was the Brazilian representative for the Anti-Corruption Group of Countries of G20 (2010). He worked in the drafting of the Information Access Law and the Anti-Corruption Law, among other legal initiatives.

EDUCATION

Mr. Spinelli holds a PhD in Public Administration and Government from the São Paulo School of Business Administration of the Fundação Getúlio Vargas (FGV-SP) and a Master's in Public Administration from the Fundação João Pinheiro (FJP-MG).

Annual Report and Form 20-F 2024 | 225

Born
October 3, 1958

Nationality
Brazilian

Position
Chief Energy Transition and Sustainability Officer since May 2023

Current term expires
April 2025

Family Relations
None

MAURÍCIO TIOMNO TOLMASQUIM

BUSINESS EXPERIENCE

Mr. Tolmasquim was Executive Manager for Strategy and Planning at Petrobras. He was the Energy Planning Officer (President of Empresa de Pesquisa Energética - EPE) for over 11 years, coordinating studies destined to subsidize the planning of the energy section, encompassing electrical power, petroleum and natural gas, and its byproducts and biofuel. Under his management, Brazil launched 37 successful energy auctions, contracting 92GW of new capacity for electricity generation. He led the study that supports Nationally Determined Contributions (NDCs) of Brazil, which were submitted to UNFCCC in 2015 and coordinated the studies that subsidized the drafting of a new regulatory framework for pre-salt. He was Executive Secretary and Interim of the Ministério de Minas e Energia (MME) for close to two and half years, and he was responsible for coordinating the work group that designed the regulatory framework for the electrical sector, which has been in force since 2004. He was visiting researcher at the Inter-American Development Bank (IDB), and the Electricity Policy Group at Harvard Kennedy School. Due to the renewable energy auctions implemented in Brazil and adopted by several countries in Latin America, he was elected by Latin Trade Magazine as one of the 25 people who changed Latin America in the last quarter of century. He was honored by Itamaraty as Great Officer of the Order of Rio Branco, which recognizes meritorious service and civic virtues. He recently retired from the position of Titular Professor at the Energy Planning Program of the Graduate program in Engineering from the Universidade Federal do Rio de Janeiro (COPPE/UFRJ).

EDUCATION

Mr. Tolmasquim graduated in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ) and in Economics from the Universidade do Estado do Rio de Janeiro (UERJ). He holds a master's degree in Energy Planning from UFRJ and completed his PhD in Socioeconomics of Development at the École des Hautes Études en Sciences Sociales (EHESS) in France.

Born
July 12, 1967

Nationality
Brazilian

Position
Chief Engineering, Technology and Innovation Officer since June 2024

Current term expires
April 2025

Family Relations
None

RENATA FARIA RODRIGUES BARUZZI LOPES

BUSINESS EXPERIENCE

Mrs. Baruzzi joined Petrobras 38 years ago and worked at the Refinaria de Cubatão (RPBC) and Refinaria Planalto de Paulínia (REPLAN) during the company's first eight years. She began her management career in 2001 in HR, then moved to Engineering, where she worked at all management levels for 12 years, becoming Executive Manager of ETM-CORP (Engineering, Technology and Materials – Corporate) in 2012. She has international experience, having served as Corporate Manager at Petrobras America Inc (Houston, TX) from 2015 to 2019.

EDUCATION

Mrs. Baruzzi has a degree in Mathematics from the Universidade Estadual de Campinas (Unicamp), a specialization in Strategic Technology Management from the Universidade Federal do Rio de Janeiro (UFRJ - COPPE/NCE) and in Business Administration from IBMEC, as well as several extension courses abroad, including the Advanced Management Program (AMP) at Harvard Business School.

Annual Report and Form 20-F 2024 | 226

Born
July 19, 1957

Nationality
Brazilian

Position
Chief Exploration and Production Officer since June 2024

Current term expires
April 2025

Family Relations
None

SYLVIA MARIA COUTO DOS ANJOS

BUSINESS EXPERIENCE

Mrs. Anjos was a special advisor to the CEO of Petrobras in 2023, serving as a retired Petrobras geologist. She has more than 42 years' experience in the E&P area, having held various managerial positions throughout her career at the company, with special emphasis on the roles at Cenpes, in the General Exploration Management, as General Manager of Technologies for the Libra Asset. She also worked on the "Competitive Gas & Energy" program, preparing Petrobras for the new competitive scenario for natural gas in Brazil. She has supervised numerous master's and doctoral theses, with dozens of national and international publications. Member and co-founder of IBP's Diversity Committee since 2018. She was president for two terms of the Associação Brasileira de Geólogos do Petróleo (ABGP) and also vice-president of the American Association of Petroleum Geologists (AAPG) Latin America.

EDUCATION

Mrs. Anjos has a degree in Geology from the Universidade Federal do Rio de Janeiro (UFRJ), a master's degree in Geology from the University of Illinois at Urbana-Champaign and a PhD from the same university. As well as several extension courses abroad, including Managerial Training at Institut Européen d'Administration des Affaires (INSEAD), Kellogg School, Fundação Dom Cabral and Fundação Getúlio Vargas (FGV).

Born
August 31, 1960

Nationality
Brazilian

Position
Chief Industrial Processes and Products Officer since May 2023

Current term expires
April 2025

Family Relations
None

WILLIAM FRANÇA DA SILVA

BUSINESS EXPERIENCE

Mr. França da Silva acted as Chief Executive Refining & Natural Gas Officer from March to April 2023. Mr. França da Silva started his career at Petrobras as processing engineer, in 1988, in Refinaria Duque de Caxias/RJ (Reduc). His professional experience includes working as assets manager of Refinaria Guillermo Bell/Bolívia and general manager of refineries: RPBC/Cubatão-SP; REGAP/Betim-MG; RLAM/Mataripe-BA and REDUC/Duque de Caxias-RJ. He was also executive manager and Chief Maritime Transport, Pipelines and Terminals Officer of Petrobras Transporte S.A. (Transpetro), Chief Executive Officer of Transpetro BEL 09 S.A. and Chief Officer of Transpetro Internacional and member of the Board of Directors of Fábrica Carioca de Catalisadores S.A. Mr. França da Silva is also member of the Boards of Directors of Petrobras Transporte S.A. (Transpetro) and Refinaria de Petróleo Riograndense.

EDUCATION

Mr. França da Silva holds a degree in Chemical Engineering from the Universidade Federal do Rio de Janeiro (UFRJ) and in Law from the Universidade do Estado do Rio de Janeiro (UERJ). He holds an MBA in Business Management (COPPEAD/UFRJ) and a degree in Strategic Management and Value Chain at Institut Européen d'Administration des Affaires (INSEAD).

Annual Report and Form 20-F 2024 | 227

Additional Information on our Board of Directors and Executive Officers

Requirements for Election

Our bylaws (as amended by the Extraordinary Shareholders Meeting dated April 25, 2024) provide that the election of Board Members and Executive Officers shall follow the requirements and restrictions provided by Law No. 6.404/76, Law No. 13.303/2016 and Decree No. 8945/16, as well as our Nomination Policy. Thus, in order to be elected, each of our executive officers and each member of our Board of Directors must:

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

For the year-ended December 31, 2024, the aggregate amount of compensation we paid to all members of our Board of Directors and our Executive Officers was US$6.8 million. These amounts include payment of variable compensation to our executive officers. As of December 31, 2024, we had nine executive officers and 11 Board of Directors members.

For information regarding our variable compensation programs, and other benefits such as pension and health plans, see “Employees – Benefits” in this section.

Annual Report and Form 20-F 2024 | 228

	2024(1)
	Executive Officers	Board of Directors	Fiscal Council
Average number of members in the period	9	11	5
Average number of paid members in the period	9	8	5
Value of maximum compensation (US$)	583,187.66	30,519.52	33,571.48
Value of minimum compensation (US$) (2)	456,791.94	29,397.77	30,519.52
Average value of compensation (US$) (3)	622,480.03(4)	31,004.72	31,129.81
(1)	The values consider all installments paid in the 2024 financial year as established by the CVM.
(2)	The value of the individual minimum annual remuneration was determined taking into account the remuneration actually paid to members who worked during the year. The member with the lowest annual salary served for 12 (twelve) months in the fiscal year.
(3)	The average value of compensation corresponds to the total value of the annual compensation paid divided by the average number of paid members in the period.
(4)	The calculation includes the values related to the termination of the position (gardening leave) and payment of the deferred installments of Variable Remuneration referring to former members of the Executive Officers who left our company. Consequently, the average value was higher than the value of the maximum compensation and does not represent the amount actually paid to our current Executive Officers, which is presented in the minimum and maximum compensation amounts indicated above.

For further information regarding compensation of our employees and officers, see Notes 18 and 34 to our audited consolidated financial statements.

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

We were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to our clawback policy. Additionally, there was no outstanding balance as of December 31, 2024 of erroneously awarded compensation to be recovered from the application of the policy to a prior restatement.

See Exhibit 97.1 to this annual report for a copy of Petrobras’ clawback policy.

Annual Report and Form 20-F 2024 | 229

Share Ownership

As of January 31, 2025, the members of our Board of Directors, executive officers and members of Fiscal Council beneficially held the following shares of our capital stock:

	Board of Directors(1)	Executive Officers(1)	Fiscal Council
Common shares (2)	218,608,427 (3)	3,110	—
Preferred shares (2)	10,418	64,333	12,042
(1)	Magda Chambriard is our CEO and member of our Board of Directors. To avoid duplication of data, her share ownership was only considered in the total amount of shares owned by members of the Board of Directors.
(2)	Considers CVM criteria which includes the shares owned by a spouse from whom they are not legally or extrajudicially separated, a marriage partner, any dependents included in their annual income tax return and companies directly or indirectly controlled by them. It also includes the position held by alternate members of the Fiscal Council. It does not include the position held by external members of the Board of Directors' Advisory Committees.
(3)	Also reflects the beneficial ownership of approximately 2.94% common shares by José João Abdalla Filho.

On an individual basis, our Directors, Executive Officers and Fiscal Council members beneficially owned less than 1% of any class of our shares, except for Mr. José João Abdalla Filho, who beneficially owned, as of January 31, 2025, 218,601,900 common shares of the company, representing approximately 2.94% of common shares of the company. The shares held by our Directors, Executive Officers and Fiscal Council members have the same voting rights as the shares of the same type and class that are held by our other shareholders. None of our Directors, Executive Officers and Fiscal Council members hold any options to purchase common shares or preferred shares, nor does any other person have any option to purchase our common or preferred shares. We do not have a stock option plan for our Directors, Officers or employees.

Annual Report and Form 20-F 2024 | 230

Statutory Board Committees

Our Board of Directors has a total of six statutory advisory committees:

_	Investment Committee: responsible for advising our Board of Directors with respect to the definition of our strategic guidelines, the strategic plan, the annual business plan, among other strategic matters and financial issues. The committee also assists our Board of Directors in evaluating the structure and conditions of investment and divestment transactions, including new business opportunities, mergers, consolidations, and spin-offs in which we are involved, and which are within the responsibility of the Board of Directors. In addition, the committee provides advice to our Board of Directors on analyzing our annual financing program.
_	Audit Committee: for further information on our audit committee, please see “Audit Committee” in this section.
_	Health, Safety and Environmental Committee: responsible for advising our Board of Directors on policies and guidelines related to the strategic management of HSE, climate change, transition to a low carbon economy and social responsibility issues, among other matters. This committee monitors, among other issues, indicators and research on our image and reputation, related to the HSE and sustainability matters, suggesting actions when necessary. In addition, the committee approves and monitors ESG initiatives.
_	People Committee: responsible for assisting our Board of Directors in aspects regarding the management of senior level human assets, including, but not limited to: compensation (fixed and variable), appointments and succession policies as well as the selection and eligibility processes. The People Committee stands in compliance with Brazilian Law No. 13,303/12 and Decree No. 8,945/16, acting as an eligibility committee for assisting shareholders to nominate members to the Board of Directors and Fiscal Council and overseeing the implementation of the required background checks on integrity and compliance regarding of the Board of Directors, Fiscal Council and Executive Officers nominees, as well as external members of the Board of Directors advisory committees, and having a deliberative role in these cases. The committee advises our Board of Directors on the possible application of penalties for the Executive Officers and, members of the Board of Directors and its Statutory Advisory Committees and, evaluates appeals of terminations of employment contracts if the Integrity Committee does not reach a consensus on disciplinary measures. The committee also monitors image and reputation surveys, recommending actions when necessary.
_	Minority Committee: responsible for advising our Board of Directors on transactions with related parties involving, the Brazilian federal government, its entities and foundations, or federal state-owned enterprises in case of transactions outside the ordinary course of our business, including following up the revision process of the Transfer of Rights Agreement. The minority committee also advises our shareholders issuing its opinion on certain matters that require approval in shareholders’ meetings, pursuant to article 30, §4 of our Bylaws.
_	Conglomerate Audit Committee: approved to meet the requirements of Law No. 13,303/16, which provides the possibility that controlled companies share the costs and structures of their corresponding parent companies. The committee is responsible for the companies of the Petrobras Conglomerate that do not have internal audit committees. In addition, the committee provides advice to our Board of Directors regarding guidelines for companies of the Petrobras Conglomerate in matters provided in its bylaws.

Annual Report and Form 20-F 2024 | 231

SUMMARY OF THE COMPOSITION OF OUR STATUTORY ADVISORY COMMITTEES, AS OF THE DATE OF THIS ANNUAL REPORT

Committees
Members	Investment	Audit	Health, Safety, and Environment	People	Minority	Audit of the Petrobras Conglomerate
Arthur Cerqueira Valerio				●
Benjamin Alves Rabello Filho	●
Bruno Moretti	●
Eugênio Tiago Chagas Cordeiro e Teixeira		●				●
Evely Forjaz Loureiro			●
Fábio Veras de Souza		●		●		●
Francisco Petros Oliveira Lima Papathanasiadis					●
Gustavo Amarante Gabriel						●
Jerônimo Antunes		●		●	●	●
José Affonso de Albuquerque Netto				●
José João Abdalla Filho	●				●
Newton de Araujo Lopes		●
Rafael Ramalho Dubeux	●
Raoni Iago Pinheiro Santos			●
Renato Campos Galuppo				●
Rodrigo de Melo Teixeira			●
Rosangela Buzanelli Torres	●		●

● CHAIRMAN / CHAIRWOMAN OF EACH COMMITTEE

● EXTERNAL MEMBERS OF EACH COMMITTEE

● REMAINING MEMBERS

Annual Report and Form 20-F 2024 | 232

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

Our audit committee currently consists of four members, all of whom are independent in accordance with the independence requirements set forth by Law No. 13,303/2016 and CVM Resolution No. 23/2021. Since June 2023, Mr. Fabio Veras de Souza, Mr. Eugênio Tiago Chagas Cordeiro e Teixeira, and Mr. Newton de Araujo Lopes have been serving as external members of our Audit Committee. On July 29, 2024, Mr. Jerônimo Antunes was appointed by our Board of Directors as a Board Member and Chairman of the Audit Committee, succeeding Mr. Francisco Petros, who had served as Chairman since April 2023. Both Mr. Jerônimo Antunes and Mr. Newton de Araujo Lopes are recognized as financial experts on our audit committee.

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

Annual Report and Form 20-F 2024 | 233

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

Annual Report and Form 20-F 2024 | 234

Principal accountant fees and services

The following table sets forth the fees billed to us, in US$ million, by our independent registered accounting firm KPMG Auditores Independentes Ltda. (PCAOB ID 1124) during the fiscal years ended December 31, 2024 and 2023:

	2024	2023
Audit fees(1)	7.2	5.8
Audit-related fees(2)	0.1	0.2
TOTAL FEES	7.3	6.0
(1)	Audit fees comprise fees billed (including fees for services related to tax review in relation to statutory and regulatory filings) in connection with the audit of our audited individual and consolidated financial statements (IFRS Accounting Standards and Brazilian GAAP), interim reviews (IFRS Accounting Standards and Brazilian GAAP), audits of our subsidiaries (IFRS Accounting Standards and Brazilian GAAP, among others), consent letters and review of periodic documents filed with the SEC.
(2)	Audit-related fees refer to assurance and related services that are reasonably related to the performance of the audit or reviews of our audited consolidated financial statements and are not reported under “audit fees.”

Annual Report and Form 20-F 2024 | 235

Employees

Our workforce is our most important asset. Our management approach is stated in our Human Resources Policy and is based on Petrobras Values: caring for people, promoting diversity, equity, inclusion in the countries where we operate, and well-being; integrity, acting ethically, transparently and with coherence between discourse and practice; sustainability, generating value for the company and its stakeholders with a long-term vision and commitment to life, the fair energy transition, the environment and society; innovation, building new paths for the company, overcoming barriers to collaboration, technology, technical capacity and continuous learning; commitment to Petrobras and the country, working with excellence and purpose for the development of Petrobras and the country.

Annual Report and Form 20-F 2024 | 236

	As of December 31,
	2024	2023	2022
Our employees by region (not including our subsidiaries, joint operations or structured entities)
Southeastern Brazil	35,332	34,363	32,985
Northeastern Brazil	4,037	3,478	3,390
Other locations in Brazil	2,409	2,372	2,307
Total	41,778	40,213	38,682
Our subsidiaries’ employees by region
Southeastern Brazil	5,240	4,619	4,596
Northeastern Brazil	746	729	734
Other locations in Brazil	813	568	569
Abroad	608	601	568
Total	7,407	6,517	6,467
TOTAL	49,185	46,730	45,149

We attract and retain talented employees by offering competitive benefits and participation in a variable compensation program. We also offer as the possibility for professional growth and development based on performance in addition to monthly compensation.

The table below sets forth the main expenses related to our employees for the last three years:

	US$ million
	2024	2023	2022
Salaries, accrued vacations and related charges	3,652	3,478	3,006
Employee training(1)	165	94	42
Profit-sharing distributions	464	595	131
Performance award program	468	416	547

(1) Employee training is not considered an employee benefit in our audited consolidated financial statements.

For information regarding profit-sharing distributions and variable compensation program see respectively “Labor Relations” and “Employees Variable Compensation” in this annual report.

Annual Report and Form 20-F 2024 | 237

Workforce

One of the main current and future challenges for our people management is to ensure the continuous adequacy of our workforce to the business portfolio.

Our workforce planning methodology correlates our strategic projects with our employees‘ needs. It is built through our business’s processes perspective and considers strategic scenario modifications in the medium and long terms. It considers operational safety and projects requirements, as well as portfolio management decisions and organizational restructuring.

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

To address our workforce requirements, we emphasize filling open positions internally through structured processes for career mobility, aiming to retain talent and minimize external hiring expenses. Subsequently, we evaluate the number of new hires needed by taking into account our business demands alongside our existing vacancies. The hiring of new employees is made possible mainly by Public Selection Process (“PSP”) or direct hiring (the latter essentially for senior management positions). Up to 40% of our total senior management positions may be filled through direct hiring.

Since 2021, we resumed admissions through PSP in Brazil, paying special attention to diversity, increasing hiring of people with disabilities and for Black people.

As a result, in 2024, 2,009 professionals were hired, of which 95.7% were hired through the PSP, including 18 employees with disabilities, 876 Black people, and 424 women among all new employees.

In addition to new hires, our headcount was impacted by the layoff of employees enrolled in new iterations of the Voluntary Severance Programs (the “PDV”) that were introduced throughout 2019. In 2024, 141 employees left us through the Incentive Retirement Program.

In total, 444 employees left us in 2024, of which 333 were voluntary dismissals (includes PDVs and other types of dismissals).

Annual Report and Form 20-F 2024 | 238

OUR TURNOVER (not including our subsidiaries, joint operations or structured entities)

2020
4,980
73
2021
2,847
90
2022
756
735
2023
744
2,275
2024
444
2,009
Dismissals
New hires

The employees that were hired in 2024 support our current Strategic Plan and enable workforce renewal. We believe that our growth helps ensure competitive advantage and value to our business, in terms of knowledge and talent management.

Hiring new employees through the PSP and the dismissals contributed to a slight change in the range distribution of our workforce by time spent with us, as well as the age pyramid.

TIME IN PETROBRAS (not including our subsidiaries, joint operations or structured entities) (%)

2020
22
63
15
2021
17
71
12
2022
12
72
16
2023
14
67
19
2024
17
60
23
0 to 9 years
10 to 19 years
20 years or more

Annual Report and Form 20-F 2024 | 239

Labor Relations

We respect the freedom of association and recognize the right to collective bargaining, as recommended by United Nations Global Pact. This commitment is reinforced by our Human Resources Policy, which determines the implementation of sustainable agreements built through dialogue, ethics and transparency with employee representatives, and by our Code of Ethical Conduct which ensures freedom of association. We also follow and encourage the International Labor Organization Constitution and Conventions ratified by Brazil.

According to Brazilian legislation, all of our employees are represented by independent unions. We maintain relationships with 17 trade unions and two federations (i.e., a top-level union entity) of oil workers, as well as five unions and one federation of maritime workers. We value our relationships with all our stakeholders. For this reason, we invest in open and permanent dialogue with trade unions. As of December 31, 2024, 39% of our employees were unionized.

We have a Collective Bargaining Agreement (“CBA 2023-2025”) with the oil and maritime trade unions, valid for two years, until 2025. These agreements include economic and social provisions relating to work, safety conditions, benefits, and other matters.

Our agreements seek to be aligned with the UN Sustainable Development Goals, contributing mainly to decent work and gender equality.

Currently, 100% of our employees are covered by Collective Bargaining Agreements.

In 2024, we adjusted the salaries and benefits of oil and maritime employees by 1% above inflation, according to the conditions negotiated and established in the CBA 2023-2025.

We also have a Profit-Sharing Program (PLR) Agreement valid for 2024/2025, which determines the rules regarding profit sharing payment.

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

The variable remuneration model for our employees is made up of the PLR, a legal requirement and our main variable remuneration practice, and the Accomplishment Award (the “PRD”), which complements the PLR. The PRD was implemented in 2023 to replace the Performance Award Program (the “PPP”), which was maintained only for members of our Executive Board (Officers). While the PLR only considers organizational performance, the PRD and PPP consider the employee's individual performance as well. These programs are aligned with the new guidelines of the Strategic Plan 2050 and Business Plan 2025-29 and our remuneration policy.

Annual Report and Form 20-F 2024 | 240

PLR

In the 2024 fiscal year, we approved the PLR Agreement for all employees, regardless of their position, except for members of our Executive Board, and it became our main variable remuneration program.

The payment of the 2024 PLR, which shall occur in 2025, is conditioned upon the satisfaction of the following conditions:

–	declaration and payment of shareholder remuneration, for such fiscal year, approved by our Board of Directors;
–	obtainment of net income for such fiscal year; and
–	achievement of an average percentage (weighted) of at least 80% for target indicators established by the Board of Directors.

In 2024, we provisioned US$464 million for the 2024 PLR.

PPP and PRD

The PPP (for members of the Executive Board) and PRD (for all other employees) are programs that seek to recognize the individual effort and performance of employees in achieving our results.

As our 2024 results met all the minimum prerequisites established for this year, we provisioned US$468 million to our employees in relation to the PRD for 2024, since the metrics relating to the company and individual performances were achieved.

The 2024 fiscal year PRD and PPP will be paid after the results for the year have been calculated, provided that the following conditions established by the programs are met:

–	declaration and payment of dividends to our shareholders, for such fiscal year, approved by our Board of Directors; and
–	obtaining net income for the year.

Additionally, the organizational unit scorecards continue to be considered as input for the evaluation of all employees, which are reflected in the calculation of their variable compensation, and include the following items: (i) the results of our main metrics such as Delta Valor Petrobras (which measures our economic and financial performance based on the value generated by our activities in a given year), the Indicator of Compliance with Greenhouse Gas Emissions Targets (IAGEE) and the Indicator of Commitment to the Environment (ICMA), represented by the Volume of Oil and Oil Products Spilled (VAZO); and (ii) the scores of specific metrics of each executive scorecard (represented by specific indicators and strategic initiatives that address economic, environmental and social factors). The higher the hierarchical level, the greater the weight of the main metrics and, therefore, the multiple remunerations associated with the award reflect the greater degree of responsibility of the manager in relation to the metrics of his/her area and our performance metrics.

For members of the Executive Board that are eligible for PPP and for members of our Management eligible for PRD, as approved by our Board of Directors and SEST, the variable compensation payments must be deferred over five years as a long-term incentive. The value of such payments is based on the market value of our shares without factoring in any option to buy our shares. Consequently, payments to the members of our Executive Board and Management must be carried out as follows:

–	a portion of the PPP or PRD, as applicable, is paid upfront, while the balance is settled in four annual installments. These deferred installments are converted into phantom shares (PETR3) based on the weighted average of the share prices over the last 60 trading sessions of the reference year.

Annual Report and Form 20-F 2024 | 241

–	the ratio between the upfront payment and the deferred amount varies according to the hierarchical level of the participant, with higher deferment percentages for higher levels in the hierarchy.
–	for the Executive Board, comprising the President and Directors, 60% of the PPP value is paid upfront, and 40% is deferred, being settled in four annual installments. For Executive Managers and General Managers, the PRD ratio is 70% and 80% paid upfront, respectively, while the remaining balance (30% and 20%, respectively) is also settled in four annual installments, converted into phantom shares (PETR3) using the same calculation basis.
–	the members of our Executive Board and Management may exercise the right to receive deferred installments after the established grace periods have been fulfilled.
–	the value of each installment must be equivalent to the conversion of phantom shares into cash value based on the weighted average of our common shares during the last 20 trading sessions prior to the request date.
–	for other employees, the payment is made exclusively upfront, upon approval by the Executive Board. The payment is also conditioned on the approval, by the Board of Directors, of the metrics measured by the Performance area following the performance evaluation process for the respective fiscal year.

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

Pension Plans

We sponsor six post-employment benefit plans, managed by Petros, with pension characteristics:

–	Plano Petros do Sistema Petrobras Renegotiated (the “PPSP-R”) – Defined Benefit type, closed to new members.
–	Plano Petros do Sistema Petrobras Not Renegotiated (the “PPSP-NR”) – Defined Benefit type, closed to new members.
–	Plano Petros do Sistema Petrobras Renegotiated Pré-70– Defined Benefit type, closed to new members.
–	Plano Petros do Sistema Petrobras Not Renegotiated Pré-70– Defined Benefit type, closed to new members.
–	Plano Petros -2 (the “PP-2”) – Variable Contribution type, open to new members.
–	Plano Petros-3 (the “PP-3”) – Defined Contribution type, closed to new members.

Together, these plans cover 96% of our employees, considering that only one plan (PP-2) is currently open to new members with optional membership.

The main purpose of our pension plans is to supplement the social security pension benefits of our retired employees. Thus, our employees make mandatory monthly contributions as participants of our plans, and we do the same as sponsors.

Annual Report and Form 20-F 2024 | 242

In order to address the history of actuarial insufficiencies that occurred in past years and seek actuarial rebalancing, currently, the PPSP-R and PPSP-NR plans sponsored by us have equalization plans (DEPs - Deficit Equalization Plans) in progress. This means the administration of extraordinary contributions that are added to the normal contributions of their funding plans.

Thus, PPSP-R includes DEP2018 and DEP2021, while PPSP-NR includes DEP2018 and DEP2022 in their funding plans. All are composed of lifelong and equal extraordinary contributions (50%/50%) between the Sponsors and the Participants and Beneficiaries.

The remaining balance related to Petrobras to be settled by the extraordinary contributions contracted through the entirety of these DEPs in the PPSP-R and PPSP-NR plans was US$3.3 billion as of December 31, 2024, as recorded in Petros Plans’ balance sheets at present value.

For more information on the Deficit Equalization Plans, see Note 18.3 to our audited consolidated financial statements.

The table below presents the benefits paid, contributions made, and outstanding pension liabilities for the years ended December 31, 2024, 2023, and 2022:

	US$ million
	2024	2023	2022
Total benefits paid – pension plans	1,432	1,639	1,539
Total contributions – pension plans(1)	757	746	1,945
Net actuarial liabilities(2)	3,900	6,720	5,433

(1)      Contributions of sponsors, including defined contributions recognized in the statement of income (PP-2 and PP-3).

(2)      Unfunded pension plans obligations.

For more information on the Petros plan, see “Risks – Risk Factors” in this annual report and Notes 4.4 and 18 to our audited consolidated financial statements.

Health and Pharmacy Benefit Plan

We offer a supplementary health care plan, the “AMS”, which provides for medical, hospital and dental care services to all active and retired employees and their dependents. In 2024, we paid 70% of the health care costs and our employees (active and retired) paid 30%.

An independent actuary consultant calculates our commitment related to future benefits for plan participants on an annual basis, based on the projected unit credit method. The health care plan is not funded or otherwise collateralized by assets. Instead, we make benefit payments based on annual costs incurred by plan participants.

The benefit also offers coverage of complementary programs, such as the Benefício Farmácia program. This program only covers drugs with a unit cost over R$150 and drugs of any value used in the treatment of certain non-transmissible chronic diseases. By choosing to use the Benefício Farmácia, the beneficiary must incur costs as determined by the co-participation system.

The table below shows the post-employment benefits paid and outstanding medical liabilities for the years ended December 31, 2024, 2023 and 2022:

US$ million

Annual Report and Form 20-F 2024 | 243

	2024	2023	2022
Total benefits paid – medical plan(1)	488	413	384
Net actuarial liabilities(2)	7,498	9,662	5,813

(1)      Composed of Saúde Petrobras and Benefício Farmácia amounts.

(2)      Unfunded medical plan obligations.

For more information on our employee benefits, see Notes 4.4 and 18 to our audited consolidated financial statements and “Risks – Risk Factors” in this annual report.

Annual Report and Form 20-F 2024 | 244

Compliance

Ethical principles guide our business and our relations with third parties. Our activities follow clearly articulated policies, guidelines, standards, and procedures that have been formally established by us. These policies and procedures are communicated to all employees and accessible from any company device, with our main corporate policies also available on our website.

Our activities are subject to national and international laws aimed at preventing fraud and corruption, money laundering, trade sanctions, conflicts of interest, antitrust violations, discrimination, moral harassment and sexual violence, such as the Brazilian Anti-Corruption Law (Law 12,846/13), the U.S. Foreign Corrupt Practices Act (FCPA), and the UK Bribery Act.

In addition, we continually work to strengthen our Integrity System. We have our Code of Ethical Conduct that provides guidance on the behavior that we require from our workforce and counterparties and tools for self-reflection to help employees to comply with our ethical principles while performing their duties.

In order to further integrate and strengthen our Integrity System, we highlight our corporate Compliance Policy, the Ethical Conduct Guide for Suppliers and our Compliance Program.

Also, our Competitive Compliance Policy guides our workforce on the rules that regulate free competition in order to prevent and mitigate violations of Law No. 12,529/2011 (the Competition Defense Law) and provide mechanisms to detect and address any instances of anticompetitive practices.

To ensure an ethical environment for our business, we work: (i) to promote the principle of integrity in our corporate culture; (ii) to prevent, detect and correct incidents of fraud, corruption, conflicts of interest, money laundering, harassment and discrimination; and (iii) to manage our internal controls.

In July 2024, we joined the “Brazil Pact for Corporate Integrity,” an initiative of the Controladoria Geral da União (CGU or General Federal Comptroller), which aims to promote integrity in the Brazilian corporate environment and encourage companies to voluntarily commit to corporate integrity. We achieved the highest score in the self-assessment of integrity measures, taking into account a set of actions aimed at: (i) preventing, detecting, and addressing deviations, fraud, and acts of corruption against the public administration; (ii) mitigating social and environmental risks arising from our activities, ensuring the protection of human rights; and (iii) fostering and maintaining a culture of integrity within the organizational environment.

We offer training for all our employees, particularly employees working on activities with greater exposure to compliance risks, as well as the members of our Executive Officers and our Board of Directors.

In 2024, we launched an e-learning course on Petrobras Values. The course aims to provide Petrobras employees a deep understanding of the company's new values, highlighting their importance in the organizational culture and their impact on our daily operations, in order to encourage the practice of these values in the workplace. This training is available to the entire workforce and is mandatory for all company employees.

This e-learning course reinforces our commitment to promoting a work culture based on high principles of ethical conduct and on our followings corporate values: Care for People, Integrity, Sustainability, Innovation and Commitment to Petrobras and the Country. As of February 10, 2025, 41,081 employees, representing 98.3% of our own personnel, completed this e-learning course.

In 2024, we also provided training sessions to directors and executive officers, covering mainly the following topics:

–	Code of Ethical Conduct;
–	Our corporate governance and decision-making process;

Annual Report and Form 20-F 2024 | 246

–	Brazilian anti-corruption law;
–	Compliance, internal controls and related party transactions;
–	Disclosure of Information to the Market, Information and Securities Trading including blackout period; and
–	Risk management.

Code of Ethical Conduct

Our Code of Ethical Conduct (“Our Code”) defines the ethical principles that guide our actions, explaining the ethical sense of our mission, our vision, and our Strategic Plan.

This document, as a corporate policy, undergoes periodic reviews. In 2024, we conducted a comprehensive review of Our Code, seeking to align it with Petrobras’ values. Our Code guides the company’s behavior and actions, and it is expected that the conducts described in Our Code should concretely reflect the expression of these values in the workplace.

To conduct this review, we considered the following strategic drivers:

–	Collaborative Methods: We involved Petrobras’ workforce to create a document that reflects their realities and concerns.
–	Coverage and Applicability: We ensured that the document is applicable to Petrobras and its subsidiaries, including members of the Board of Directors and its Advisory Committees, the Fiscal Council, the Executive Board, employees, interns, young trainees, and service providers.

Our Code of Ethical Conduct is aligned with the best corporate integrity practices and represents another step towards strengthening the principle of integrity in our corporate culture.

Our Code of Ethical Conduct is available on our website.

Compliance Policy

The purpose of the Compliance Policy is to ensure that we comply with the laws and rules of regulatory bodies, acting to correct and prevent misconduct.

The six principles that guide our compliance actions are:

–	All our activities and relations with our stakeholders must be based on ethics, integrity, and transparency, in compliance with the applicable national and international standards, to provide a safe environment for decision making.
–	Our priority is the active prevention of any violations of rules and regulations in order to mitigate compliance risks.
–	All indications of misconduct and harmful actions must be investigated, and measures shall be adopted for the immediate interruption and repair of any damage to us, and proportional consequences will be imposed on those responsible.
–	Retaliation against whistleblowers is forbidden, we ensure privacy, confidentiality, and institutional protection to such persons.

Annual Report and Form 20-F 2024 | 247

–	Our directors and managers are responsible for supporting the development and improvement of our culture of integrity.
–	We must encourage an increasingly ethical business environment with integrity and transparency, setting a positive example for our stakeholders.

Ethical Conduct Guide for Suppliers

Our Ethical Conduct Guide for Suppliers is the first document exclusively aimed at our suppliers, with guidelines on expected values and ethical behavior. It applies to all suppliers, in Brazil or abroad, that are involved in business processes and have signed contracts, agreements and terms of cooperation with us. It was elaborated in accordance with the best international practices and is aligned with the guidelines of the Dow Jones Sustainability Index, the B3 Corporate Sustainability Index and the Corporate Human Rights Benchmark.

The document also reinforces that suppliers must promote decent and safe working conditions for their employees, prevent and combat moral and sexual harassment and discrimination, combat child and slavery labor and respect the environment. Additionally, it determines that suppliers must promote diversity, gender and racial equality and the inclusion of people with disabilities. This Ethical Conduct Guide consolidates ethical guidelines applicable to suppliers in a single document.

The observance of this Ethical Conduct Guide by all suppliers is crucial for us to achieve our goals in an ethical and transparent way and is aligned with our ESG standards. Therefore, we evaluate suppliers’ compliance through the performance management system, as reinforced in our Quality Guide for Suppliers which can be found at https://canalfornecedor.petrobras.com.br/en.

Petrobras Compliance Program

The Petrobras Compliance Program is a set of mechanisms intended to prevent, detect and remedy any misconduct and harmful acts carried out against us, including acts related to fraud and corruption, money laundering, moral and sexual harassment, discrimination and conflicts of interest and antitrust violations.

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

Ethics Commission

Our ethics commission acts as a forum for discussion of subjects related to ethics. It also serves in an advisory capacity to our management and workforce, providing recommendations with respect to topics related to ethics management issues, proposing rules for the incorporation of new concepts, and adopting measures to comply with legislation and following best practices that reinforce our zero-tolerance approach to acts of misconduct.

Our ethics commission is composed of employees appointed after an internal selection process consisting of background checks and interviews. Our Board of Directors and our Executive Officers approve each new appointment.

Annual Report and Form 20-F 2024 | 248

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

Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale and other disposition of our securities by directors, senior officers and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards applicable to us. See Exhibit 11.1 to this annual report for a copy of our Policy on the Disclosure of Material Act or Fact and Securities Trading.

Annual Report and Form 20-F 2024 | 249

Related Party Transactions

We aim to foster transparency in our procedures and conduct better corporate governance practices. Our Policy for Related Parties Transaction also aims to guarantee the adequate and diligent decision-making process by our management, observing market conditions or appropriate compensatory payment, in the event of potential conflicts of interest.

Some transactions with related parties must be previously analyzed by our audit committee when they meet certain criteria set out in our policy.

Our policy provides for a strict governance procedure for proposed transactions directly or indirectly involving our controlling shareholder. In the specific case of transactions with related parties to be approved by our Board of Directors, involving the Federal government, its autarchies, foundations and federal state-owned companies, when classified as outside the ordinary course of business by our Audit Committee the following procedures apply: (i) such transactions must be analyzed by the Audit Committee and by the Minority Committee prior to submission to our Board of Directors, and (ii) such transactions must be approved by two-thirds of the members attending our Board of Directors meeting.

Our current Policy for Related Parties Transaction was approved in July 2024.

For additional information regarding our outstanding related party transactions as of and for the year-ended December 31, 2024, see Note 34 to our audited consolidated financial statements.

Transactions with our Board of Directors or Executive Officers

Direct transactions with the companies of members of our Board of Directors or our executive officers must follow the conditions of a commercial transaction and market practice guiding transactions with third parties. None of our Board of Directors members, our executive officers or close members of their families has had any direct interest in any transaction we performed that is or was unusual in its nature or conditions, or material to our business during the year, and which remains in any way outstanding or unperformed. From the preceding financial year until February 28, 2025, we have not entered into any transaction with the companies of members of our Board of Directors or our executive officers. We have no outstanding loans or guarantees to the members of our board of directors, executive officers, key management personnel or any close member of their families.

For a description of the shares beneficially held by the members of our board of directors and close members of their families, see “Management and Employees – Management – Additional Information on our Board of Directors and Executive Officers – Share Ownership” in this annual report.

Annual Report and Form 20-F 2024 | 250

Transactions with the Brazilian Federal Government

We have engaged, and expect to continue to engage, in the ordinary course of business in numerous transactions with our controlling shareholder, the Brazilian federal government, and with banks and other entities under its control, including financing and banking, asset management and other transactions. These transactions resulted in a US$13,379 million asset and a US$3,885 million liability with the Brazilian federal government and other entities under its control as of December 31, 2024.

On November 30, 2020, there was a final decision in relation to the Petroleum and Alcohol Account lawsuit filed in 2011. On June 26, 2024, we received the second and final installment of the judicialized debts with the Brazilian Federal Government (precatórios), arising from the Petroleum and Alcohol Account. We immediately deposited this amount as a guarantee in a tax lawsuit. The deposit amounts to US$224 million as of December 31, 2024.

In addition, we are allowed to invest in securities issued by the Brazilian federal government, provided that the legal and regulatory requirements are met and we have taken into consideration market’s best practices and the conservatism that should guide our investments.

As of December 31, 2024, the balance of securities issued by the Brazilian federal government that have been directly acquired and held by us amounted to US$1,114 million.

For further information on related party transactions, see Note 34 to our audited consolidated financial statements.

Annual Report and Form 20-F 2024 | 251

Controls and Procedures

Disclosure Controls and Procedures

We, together with our CEO and CFO, have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. Our CEO and CFO concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information we are required to disclose in the reports that we file or submit under the Exchange Act was being recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms. They also concluded that such disclosure was compiled for and communicated to our management, including our CEO and CFO, as appropriate, to allow for timely decisions regarding the required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing, adequately maintaining and assessing the effectiveness of internal control over financial reporting. Such internal control is a process designed by, or under the supervision of our CEO and CFO, and effected by our board of directors, management and other employees.

The internal control over financial reporting is designed to provide reasonable assurances regarding the reliability of financial reporting and of the preparation of our consolidated financial statements for external purposes, in accordance with IFRS Accounting Standards, as issued by the IASB.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk of becoming inadequate because of changes in its conditions and assumptions.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the criteria established in “Internal Controls – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of Treadway Commission (COSO). Our management has concluded that our internal control over financial reporting was effective.

Audit of the Effectiveness of Internal Control over Financial Reporting

Our independent registered accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in their report, which is included herein.

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Annual Report and Form 20-F 2024 | 252

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

All complaints received through the whistleblower channel are forwarded to the ombudsman’s office, which analyzes, classifies, and directs them to the relevant office for follow-up. Allegations regarding compliance issues (fraud, corruption and other matters) and violence in the workplace (sexual violence, moral harassment, discrimination and retaliation) are sent to the governance and compliance office, which has full access, independence, qualification and autonomy to thoroughly investigate allegations of this nature.

Upon the conclusion of each investigation, we use any material findings to improve our compliance efforts. If any finding indicates that a current or former employee did not comply with certain internal policy, the matter is forwarded to Internal Affairs, responsible for conducting disciplinary processes. The result of the process is submitted to the Integrity Committee for decision, a collegial body that acts independently and reports to the Board of Directors, and appropriate disciplinary measures and remedial actions may apply (according with applicable labor laws and internal policies).

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

Annual Report and Form 20-F 2024 | 253

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
For more information about our corporate governance practices, see “Environment, Social and Governance – Corporate Governance” in this annual report.

Annual Report and Form 20-F 2024 | 255

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

On December 31, 2024, there were 2,068,948,618 outstanding common shares and 648,769,072 outstanding preferred shares represented by ADSs. There has been no change in the past five fiscal years in the amount of our issued share capital, as well as in the number of our common and preferred shares or in the voting rights of our common and preferred shares. On January 29, 2025, our Board of Directors approved the cancellation of 222,760 common shares and 155,541,409 preferred shares held in treasury, some of which were the result of the share repurchase program ended in 2024, and others which predate the program. See Exhibit 1.1 to this annual report for a copy of our Bylaws.

For more information on the share repurchase program, see “Purchases of equity securities by the issuer and affiliated purchasers” in this annual report.

Additionally, our common (XPBR) and preferred (XPBRA) shares have been traded on the LATIBEX, Spain, since 2002 under ISIN codes BRPETRACNOR9 and BRPETRACNPR6, respectively. The LATIBEX is an electronic market created in 1999 by the Madrid Stock Exchange in order to enable trading of Euro-denominated Latin American equity securities.

In the beginning of 2025, our stock value1F increased, and as of February 28, 2025, our stock price was US$13.35 (PBR) and US$12.21 (PBR/A). In both 2023 and 2024, our stock outperformed IBOV at B3 and ARCA Oil (formerly AMEXOIL) at NYSE. In 2022, our stock outperformed IBOV at B3 and underperformed ARCA Oil (formerly AMEXOIL) at NYSE. 2

Annual Report and Form 20-F 2024 | 256

STOCK PERFORMANCE SINCE 2022[1] Index No = 100 on 01/01/2022

400
350
300
250
200
150
100
50
0
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23
Jul-23
Aug-23
Sep-23
Oct-23
Nov-23
Dec-23
Jan-24
Feb-24
Mar-24
Apr-24
May-24
Jun-24
Jul-24
Aug-24
Sep-24
Oct-24
Nov-24
Dec-24
Jan-25
Feb-25
+232%
+203%
+18%
PETR3
PETR4
IBOV

	Common Shares (PETR3):	Preferred Shares (PETR4):	Market value[2]: R$ 486.3 billion / - 8.5%
Appreciation in 2024:	+ 22.1%	+ 18.9%	
Stock Value on February 28, 2025:	R$ 39.05	R$ 35.93	IBOV[2]: - 4.8%
Appreciation in LTM of February 28, 2025:	+ 14.4%	+ 9.5%	

1) Considers dividends adjustment. 2) Information regarding LTM of February 28, 2025. Source: Bloomberg

ADR PERFORMANCE SINCE 2022[1] Index No = 100 on 01/01/2022

400
350
300
250
200
150
100
50
0
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23
Jul-23
Aug-23
Sep-23
Oct-23
Nov-23
Dec-23
Jan-24
Feb-24
Mar-24
Apr-24
May-24
Jun-24
Jul-24
Aug-24
Sep-24
Oct-24
Nov-24
Dec-24
Jan-25
Feb-25
+212%
+189%
+53%
PBR
PBR/A
ARCAOIL

	ADR representing Common Shares (PBR):	ADR representing Preferred Shares (PBRA):	Market value[2]: US$ 82.9 billion / - 23.9%
Appreciation in 2024:	- 2.9%	- 5.4%	
Value on February 28, 2025:	US$ 13.35	US$ 12.21	ARCA OIL[2]: - 4.4% BRENT OIL[2]: - 12.5%
Appreciation in LTM of February 28, 2025:	- 2.5%	- 7.7%	

1) Considers dividends adjustment. 2) Information regarding LTM of February 28, 2025. Source: Bloomberg

Annual Report and Form 20-F 2024 | 257

The following table sets forth information concerning the ownership of our common and preferred shares as of February 28, 2025, by the Brazilian federal government and certain public sector entities:

Shareholders	Common Shares	%	Preferred Shares	%	Total Shares	%
Brazilian federal government	3,740,470,811	50.26	—	—	3,740,470,811	29.02
BNDES	—	—	135,248,258	2.48	135,248,258	1.05
BNDES Participações S.A. – BNDESPar	—	—	900,210,496	16.53	900,210,496	6.98
All members of our Board of Directors, Executive Officers and Fiscal Council(1)	223,281,537	3.00	86,793	0.00	223,368,330	1.73
Others	3,478,479,034	46.74	4,410,955,832	80.99	7,889,434,866	61.21
TOTAL(2)	7,442,231,382	100	5,446,501,379	100	12,888,732,761	100
(1)	Considers CVM criteria which includes the shares owned by a spouse from whom they are not legally or extrajudicially separated, a marriage partner, any dependents included in their annual income tax return and companies directly or indirectly controlled by them. It also includes the position held by alternate members of the Fiscal Council. It does not include the position held by external members of the Board of Directors' Advisory Committees.4F
(2)	New total of shares, considering the cancellation of 222,760 common shares and 155,541,409 preferred shares approved by the Board of Directors on January 29, 2025.

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

Annual Report and Form 20-F 2024 | 258

(1)      Information about our shareholders as of February 28, 2025.

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

Annual Report and Form 20-F 2024 | 259

Purchases of equity securities by the issuer and affiliated purchasers

A share repurchase program covering preferred shares was approved by the Board of Directors on August 3, 2023. The program was carried out in the context of the current Shareholder Remuneration Policy, which was amended and was approved by the Board of Directors on July 28, 2023, providing the possibility of repurchasing shares as a way to remunerate our shareholders.

During the fiscal year ended December 31, 2024, we repurchased our equity securities. Our share repurchase program was completed in August 2024. The total amount repurchased by the company was 155,468,500 preferred shares, a volume equivalent to approximately 3.5% of the total preferred shares held by unaffiliated shareholders (free float shares). The cancellation of treasury shares was approved by our Board of Directors on January 29, 2025, without reducing the share capital.

Period	Total number of preferred shares purchased	Average price paid per preferred share	Total number of preferred shares purchased as part of publicly announced plans or programs(1)	Maximum number (or approximate dollar value) of shares that could be purchased under the plans or programs
September 2023	28,735,700	6.87	28,735,700	129,081,247
October 2023	27,596,600	7.03	27,596,600	101,484,647
November 2023	17,479,900	7.27	17,479,900	84,004,747
December 2023	30,251,800	7.16	30,251,800	53,752,947
January 2024	15,171,400	7.81	15,171,400	38,581,547
March 2024	15,678,200	7.25	15,678,200	22,903,347
April 2024	383,000	7.38	383,000	22,520,347
May 2024	13,012,500	7.24	13,012,500	9,507,847
June 2024	7,159,400	7.25	7,159,400	2,348,447
TOTAL	155,468,500	7.18	155,468,500	2,348,447

(1) On August 3, 2023, our Board of Directors approved a share repurchase program, with a maximum term of 12 months (beginning on August 4, 2023 and ending on August 4, 2024), limited to 7F157,816,947. 8F

Self-Dealing Restrictions

In accordance with our Disclosure of Material Act or Fact and Securities Trading Policy, the use of material information not yet disclosed, by any person who has had access to it, for the purpose of gaining advantage, for himself or for others, through trading in securities, is prohibited.

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

Annual Report and Form 20-F 2024 | 260

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

This restriction does not apply to:

_	trading of fixed-income securities, when carried out through operations with joint repurchase commitments by the seller and resale by the buyer, in which settlement has been predefined for a date that may be prior to, or on the maturity date, of said operations, with profitability or predefined remuneration parameters;
_	operations aimed at fulfilling obligations that were committed before the start of the restriction period arising from loans of shares, exercise of purchase or sale options by third parties, and forward purchase and sale agreements; and
_	trading carried out by financial institutions and legal entities that are part of their economic group, provided that they are carried out in their normal course of business and in compliance with the parameters that have been established in the company’s trading policy.

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

Annual Report and Form 20-F 2024 | 261

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

Dispute Resolution

As a company listed on the B3’s Level 2, our Bylaws provide for mandatory dispute resolution, by means of arbitration before the Câmara de Arbitragem do Mercado, concerning any dispute or controversies that may arise among us, our shareholders, our management and members of our Fiscal Council, related to or arising from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the applicable Brazilian Corporation Law, Law Nº 13,303/16, in the company’s Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the CVM, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation.

Entities that are part of the direct and indirect public administration, as our company and our controlling shareholder, may use arbitration as a dispute resolution mechanism only for disputes involving negotiable economic rights. As a result, such entities cannot submit to arbitration any rights deemed non-negotiable under Brazilian law (direitos indisponíveis), such as those deemed to relate to public interest. Therefore, decisions of the Brazilian federal government exercised at any general shareholders’ meeting, if based or related to public interest, are not expected to be subject to an arbitration proceeding.

Annual Report and Form 20-F 2024 | 262

Shareholders’ Rights

Shareholders’ Meetings and Voting Rights

Our shareholders have voting rights at the shareholders’ meeting to decide on any matters related to our corporate purposes and to pass any resolutions they deem necessary for our protection and development, except for certain matters whose authority to resolve are exclusively held by our corporate governing bodies.

Our annual shareholders’ meeting takes place at our headquarters, in Rio de Janeiro, Brazil, in April of each year. Additionally, our Board of Directors or, in some specific situations set forth in Brazilian Corporate Law, our shareholders or Fiscal Council, may call our extraordinary shareholders’ meetings. In 2024, our meeting was held partially virtually (via videoconference), in accordance with CVM Resolution No. 81/2022. Therefore, shareholders can participate in the meeting through the digital platform we provided or in person at our headquarters.

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

In person or electronic participation in shareholders’ meetings is not available to ADS holders, which may only vote by means of proxy voting cards mailed to the ADR depositary bank.

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

Annual Report and Form 20-F 2024 | 263

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

Annual Report and Form 20-F 2024 | 264

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

Annual Report and Form 20-F 2024 | 265

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

Annual Report and Form 20-F 2024 | 266

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

Annual Report and Form 20-F 2024 | 267

Shareholder Remuneration

Payment of Dividends, Interest on Capital and Buyback

Payments to our shareholders are subject to the provisions of Brazilian Corporate Law and applicable local laws and regulations, our Bylaws and our shareholder remuneration policy.

Our revised shareholder remuneration policy, approved in July 2023, provides for the payment of dividends and/or interest on capital (juros sobre capital próprio) and/or the repurchase of shares issued by Petrobras (“buyback”).

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

Our current shareholder remuneration policy provides the following parameters for the distribution of remuneration, which should be followed in the decisions of the Board of Directors and in the Management proposals to the Annual General Meeting:

–	1. We established a minimum annual compensation of US$4 billion for fiscal years in which the average price of Brent is above US$40/bbl, which may be distributed regardless of our level of indebtedness, as long as the principles set forth in the policy are observed.
–	1.1. The minimum annual compensation will be the same for common shares and preferred shares, provided that it exceeds the minimum amount for preferred shares set forth in our Bylaws.
–	2. In case of gross debt equal to or lower than the maximum debt level defined in the Strategic Plan 2050 and Business Plan 2025-29 and accumulated positive result, to be verified in the last quarterly result calculated and approved by the Board of Directors, we shall distribute to our shareholders 45% of the free cash flow, according to the equation below, provided that the result of this formula is higher than the amount provided in item 1 and does not compromise our financial sustainability:

Annual Report and Form 20-F 2024 | 268

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

Annual Report and Form 20-F 2024 | 269

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

Our total distributions to shareholders for 2024 are expected to be US$13,457 million and will be voted on at our shareholder’s annual general meeting to be held in April 2025. For further information, see Note 32.4 to our audited consolidated financial statements.

Annual Report and Form 20-F 2024 | 270

Mandatory distribution

Pursuant to Brazilian Corporate Law and our Bylaws, we must comply with two minimum mandatory distributions of dividends, both of which are provided in our shareholder remuneration policy:

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

Annual Report and Form 20-F 2024 | 271

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

Annual Report and Form 20-F 2024 | 272

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

Annual Report and Form 20-F 2024 | 273

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

Fees Payable by ADS holders

The Depositary may charge ADS holders various fees, including: (i) an annual fee of US$0.05 (or less) per ADS for administering the ADR program, and (ii) amounts in respect of expenses incurred by the Depositary or its agents on behalf of ADS holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, facsimile transmission, or conversion of foreign currency into U.S. dollars. In both cases, the Depositary may decide in its sole discretion to seek payment by directly billing investors or by deducting the applicable amount from cash distributions. ADS holders may also be required to pay additional fees for certain services provided by the Depositary, as set forth in the table below.

Annual Report and Form 20-F 2024 | 274

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

Annual Report and Form 20-F 2024 | 275

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

For information related to Taxation under Concession Regime for Oil and Gas, see item “Legal and Tax – Government Take in Different Regulatory Regimes” in this annual report.

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

Annual Report and Form 20-F 2024 | 277

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

The amendment consolidates one of several scenarios discussed among the Brazilian federal government and our commissions and resulted in a credit of US$9.058 billion in our favor, that was fully paid in December 2019. Additionally, the amendment establishes new percentages for local content: 25% for well construction; 40% for production collection and disposal system; and 25% for stationary production unit. For information related to the new taxation model for the oil and gas industry (“Repetro”) see “Legal and Tax – Government Take in Different Regulatory Regimes” in this annual report.

Annual Report and Form 20-F 2024 | 278

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

In 2019, we signed a commitment with CADE (termo de cessação de conduta) that consolidates our understanding on the divestment of refining assets in Brazil. In November 2023, we formally requested a review of the agreement signed with CADE in line with the Strategic Plan. Thus, in 2024, Petrobras and CADE reached an agreement and established new commitments that served the interests of both parties. For more information on our agreement with CADE regarding our divestments in refining assets, see “Risks – Risk Factors – 6.b) The competitive environment of the Brazilian oil and gas market may intensify the requirements for our performance levels to remain in line with the best companies in the sector. The need to adapt to a competitive and complex environment may compromise our ability to implement our current Strategic Plan or any subsequent plans adopted” and “Mergers and Acquisitions” in this annual report.

Annual Report and Form 20-F 2024 | 279

Gas and Low Carbon Energies

Natural Gas Laws

New Gas Law, regulated by Decree No. 10,712/2021, represents a new regulatory framework for the Brazilian natural gas market, introducing relevant legal innovations and ensuring legal certainty to the administrative rules arising from the “New Gas Market” Program, instituted by the Brazilian federal government in mid-2019.

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

In 2022, the CNPE published Resolution No. 3, establishing (i) the strategic guidelines for the new natural gas market, (ii) the improvement of energy policies related to free competition in this market, (iii) the fundamentals of the transition period, and (iv) the revocation, among others, of the CNPE Resolution No. 4/2019.

In August 2024, Decree No. 12.153/2024 was published, amending Decree No. 10.712/2021, introducing significant changes to the regulation of the New Gas Law, related to natural gas activities. Despite the significance of the publication of the New Gas Law, we expect further action by the ANP to establish measures that will be necessary to implement most of the changes brought about by the new law.

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

In July 2019, we signed a commitment with CADE (termo de cessação de conduta) which consolidates the understandings between the parties on the promotion of competition in the natural gas sector in Brazil, including the sale of equity participation in companies operating in this sector. In November 2023, we formally requested a review of the agreement signed with CADE in line with the Strategic Plan. Thus, in 2024, Petrobras and CADE reached an agreement and established new commitments that served the interests of both parties. For more information on our agreement with CADE, see “Mergers and Acquisitions” and “Risks — Risk Factors — 6.b) The competitive environment of the Brazilian oil and gas market may intensify the requirements for our performance levels to remain in line with the best companies in the sector. The need to adapt to a competitive and complex environment may compromise our ability to implement our current Strategic Plan or any subsequent plans adopted” in this annual report.

Renewable Energy and Carbon

In August 2024, Law No. 14.948 was enacted. It represents a new regulatory framework for hydrogen in Brazil, introducing relevant legal innovations. However, this regulatory framework still needs to be regulated to enter into force.

On October 8, 2024, Law No. 14,993 (Lei Combustível do Futuro) was published, establishing the following: i) the National Sustainable Aviation Fuel Program (ProBioQAV), the National Green Diesel Program (PNDV), and the National Decarbonization Program for Producers and Importers of Natural Gas and Incentives for Biogas and Biomethane; ii) adjustments to the maximum and minimum limits for the blend of anhydrous ethanol in gasoline C sold to the end consumer and the blend of biodiesel in diesel sold to the end consumer; iii) regulations for the oversight of carbon dioxide capture and geological storage activities and the production and commercialization of synthetic fuels; iv) the integration of initiatives and measures adopted under the National Biofuels Policy (RenovaBio), the Green Mobility and Innovation Program (Programa Mover), the Brazilian Vehicle Labeling Program (PBEV), and the Vehicle Emission Control Program (Proconve). However, this regulatory framework still needs to be regulated to enter into force.

Annual Report and Form 20-F 2024 | 280

On December 12, 2024, Law No. 15,042 was published, which establishes the Brazilian System for Emissions Trading of Greenhouse Gases (Sistema Brasileiro de Comércio de Emissões de Gases de Efeito Estufa - SBCE), aimed at fulfilling the National Policy on Climate Change (Política Nacional sobre Mudanças do Clima) and the commitments made under the United Nations Framework Convention on Climate Change, through the definition of environmental commitments and financial discipline for the trading of assets. However, this regulatory framework still needs to be regulated to enter into force.

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

Since 2023, a new regional plan is being designed by IBAMA related to the social impact of the petroleum chain, but it has not yet been completed. We are already monitoring vessels, aircraft, workforce, inputs and wastes transport as the first part of this macroplan.

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

Annual Report and Form 20-F 2024 | 281

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

All medium and long-term debt incurred by us or our subsidiaries requires the approval of the Finance Executive Manager jointly with another Executive Manager within the parameters established by our Executive Officers and the Board of Directors.

The exceptions are the issuance of public debt in the capital markets and collateralized debt obligations and, specially until December 31, 2025 or the general Meeting that approves the amendment of Petrobras’ Bylaws whichever occurs first, the issuance of unsecured debentures, which requires the approval of our Executive Officers, within the parameters established by our Board of Directors, and the issuance of secured debentures, which requires the approval of our Board of Directors.

In addition, Law No. 13,303/16 requires us to define in our Bylaws the public interest we pursue and which publicly-oriented actions we are allowed to take in the pursuit of such public interest. In order to comply with Law No. 13,303/16, we amended our Bylaws to include the definition of public interest and to state that the Brazilian federal government may orient our activities to pursue the public interest under certain circumstances, which distinguishes us from any other private company operating in the oil and gas market. See “Risks – Risk Factors – 2.a) Our controlling shareholder may pursue certain objectives that may differ from those of certain minority shareholders, or that may affect our long-term strategy” in this annual report.

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

Annual Report and Form 20-F 2024 | 282

Material Contracts

Production Sharing Contracts (Contratos de Partilha de Produção)

First Production Sharing Contract – First Production Sharing Bidding Round

In 2013, a consortium formed by us (with a 40% interest), Shell (with a 20% interest), Total S.A. (with a 20% interest), CNODC (with a 10% interest) and CNOOC (with a 10% interest) (the “Libra Consortium”), entered into a production sharing contract with the Brazilian federal government, which holds 41.65% of the Libra Consortium’s profit oil, the ANP, as regulator and supervisor, and PPSA, as manager (the “First Production Sharing Contract”). Under the First Production Sharing Contract, the Libra Consortium was awarded the rights and obligations to operate and explore a strategic Pre-salt area known as Libra block, located in the Ultra-deepwaters of the Santos basin. For further information on the Production Sharing Contract, see Exhibit 2.16 to this annual report.

Second and Third Production Sharing Contracts – Second and Third Production Sharing Bidding Rounds

In 2017, we acquired, in partnership with other international oil companies, three offshore blocks: (i) Entorno de Sapinhoá; (ii) Peroba; and (iii) Alto de Cabo Frio Central, in the second and third bidding rounds under the production sharing system held by the ANP. We are the operator of these blocks (the “Second and Third Production Sharing Contracts”). In January 2018, together with our partners, the ANP, PPSA and the Brazilian federal government, we signed the Second and Third Production Sharing Contracts for exploration and production of oil and natural gas. Under the production sharing system, the consortium submits to the government a percentage of the so-called “surplus in oil profit for the Brazilian federal government,” which is applied to revenue discounted of the production costs and royalties. The only criteria adopted by the ANP to define the winning bidder was the amount of profit oil to the Brazilian federal government, since the bidding rules provided for the fixed value of the signing bonus, the minimum exploratory program and the local content commitments.

Fourth and Fifth Production Sharing Contracts – Fourth and Fifth Production Sharing Bidding Rounds

On June 7, 2018, we acquired, together with other international companies, three offshore blocks: (i) Dois Irmãos, (ii) Três Marias and (iii) Uirapuru (the Fourth Production Sharing Contracts and, together with the First Production Sharing Contract and the Second and Third Production Sharing Contracts, the “Production Sharing Contracts”). We will be the operator of these three additional blocks under the production sharing regime. According to the regime, the consortium submits to the Brazilian federal government a percentage of the “surplus in oil profit for the Brazilian federal government.” The only criteria adopted by the ANP to define the winning bidder was the amount of oil profit to the Brazilian federal government. The bidding rules established the fixed value of the signing bonus, the minimum exploratory program, and the local content commitments. On September 28, 2018, we acquired the block Sudoeste de Tartaruga Verde under the production sharing regime and, as a result, we will be the operator of the corresponding contract.

Annual Report and Form 20-F 2024 | 283

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

Annual Report and Form 20-F 2024 | 284

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

Annual Report and Form 20-F 2024 | 285

We and other consortium members will use our best efforts to settle any disputes. If we are unable to do so, any consortium member may submit such dispute or controversy to an ad hoc arbitration following the rules established by the United Nations Commission On International Trade Law (UNCITRAL), or by the consent of the parties in interest, to the International Chamber of Commerce (the “ICC”), or any other well-regarded arbitration chamber. If a dispute involves only public administration entities, it may be submitted to conciliation service of the Câmara de Conciliação e Arbitragem da Administração Federal, under the Brazilian Attorney General's Office (Advocacia-Geral da União). In the event of a dispute involving non-negotiable rights, the parties shall submit the dispute to the federal courts in Brasília, Brazil.

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

In addition to such credit, the main changes as a result of the amendment to the Transfer of Rights Agreement were (i) the local content clauses that lowered the local content requirements for the production phase (development and production stages) and (ii) the dispute resolution provisions that became similar to the provisions of the Production Sharing Contracts of the latest ANP bid round.

Annual Report and Form 20-F 2024 | 286

Legal Proceedings

We are currently party to numerous legal proceedings mainly related to civil, tax, labor and environmental issues arising in the normal course of our business. These proceedings involve claims for substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. Our audited consolidated financial statements only include provisions for probable and reasonably estimable losses and expenses we may incur in connection with pending proceedings. We are also party to other claims related to administrative, corporate and criminal matters.

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

We are not a target of the Lava Jato investigation and we are formally recognized, by the Brazilian authorities, as a victim of the improper payments scheme. We will continue to pursue legal measures against companies and individuals, including former employees and politicians, who have caused financial and image damages to us. We have been cooperating with the Brazilian Federal Prosecutor’s Office, the Brazilian federal police, the Federal Revenue Services and other competent authorities since the beginning of the investigation. The total amount of restitution paid to us since the beginning of Lava Jato through December 31, 2024 was US$1,787 million (most recently, US$60 million, US$109 million and US$96 million in 2024, 2023 and 2022, respectively).

Since 2021, Brazil’s higher courts have been deciding cases brought by criminal defendants in Lava Jato proceedings aimed at nullifying criminal convictions relating to the investigation. As a result, some criminal convictions have been nullified. Other cases are still in progress and their outcomes may affect our interests.

For further information regarding proceedings arising from past investigations related to alleged irregularities or corruption, see “Risks - Risk Factors - 1.t) We may face additional proceedings arising from past investigations related to alleged irregularities or corruption” and Note 22 to our audited consolidated financial statements.

Annual Report and Form 20-F 2024 | 287

Investor Claims

Netherlands: Collective action in the Netherlands

In 2017, the Stichting Petrobras Compensation Foundation (the “Foundation”) filed an action before the district court in Rotterdam, in the Netherlands, against us and our subsidiaries Petrobras International Braspetro B.V. (PIBBV), Petrobras Global Finance B.V (PGF), our former joint venture Petrobras Oil & Gas B.V. (the “POGBV”) and some of our former officers.

The Foundation allegedly represents the interests of an unidentified group of investors and alleges that, based on the facts uncovered by the Lava Jato investigation, the defendants acted unlawfully towards investors. Based on the allegations, the Foundation seeks declaratory relief rulings from the Dutch court.

In 2021, after a number of prior interim judgments in which the Dutch Court accepted jurisdiction over most of the seven claims of the Foundation, the Dutch Court decided that the collective action shall continue and that the arbitration clause of our bylaws does not bar our shareholders from access to the Dutch courts and that the Foundation can represent the interests of these shareholders. Notwithstanding the foregoing, the Dutch Court decided that our investors who have commenced arbitration proceedings, as well as our investors who have commenced proceedings in which an independent public court has ruled by final decision that they are bound by the arbitration clause, are excluded from the scope of the collective action.

In 2021 and 2022, the parties presented their written submissions regarding the merits of the case, and in 2023, the hearings for the oral arguments took place.

In July 2023, the Dutch Court issued an intermediary decision on the merits, ordering the production of additional evidence by the parties. In addition, the Dutch Court expressed in advance their decision on the merits of certain allegations, among which include: (i) the allegations made against PIB BV, POGBV and certain former members of the company’s management will be rejected by the Dutch Court, (ii) the Dutch Court declared that Petrobras and PGF acted unlawfully in relation to their investors, although the Court expressed it does not consider itself sufficiently informed about relevant aspects of Brazilian, Argentine and Luxembourger laws to definitively decide on the merits of the claim, and (iii) the claims under Spanish law have expired.

On October 30, 2024, the Dutch Court handed down a judgment that broadly accepted Petrobras’ arguments against the claims brought by the Foundation on behalf of the shareholders’ interests and decided that:

–	under Brazilian law, all the damages alleged by the Foundation qualify as indirect and cannot be compensated; and
–	under Argentinian law, shareholders cannot, in principle, claim compensation from the company for the damages alleged by the Foundation, and the Foundation has not demonstrated that it represents a sufficient number of investors who could, in theory, make such a claim.

The Court therefore rejected the Foundation’s claims under Brazilian and Argentinian law, resulting in the rejection of all claims made in favor of the shareholders.

With respect to certain bondholders, the Court found that Petrobras and PGF acted illegally under Luxembourg law, while PGF acted illegally under Dutch law.

In addition, the Court confirmed the following points of the decision ruled in July 2023:

–	dismissal of the allegations against PIBBV, POGBV and the former CEOs of Petrobras, Maria das Graças Silva Foster and José Sérgio Gabrielli de Azevedo; and
–	claims brought under Spanish law are time-barred.

The Foundation and PGF have filed appeals against the judgment and prior interim decisions, and they will have the opportunity to present their arguments and respond to each other’s appeals before the Court of Appeals in The Hague. Petrobras retains the option to file its own appeal when responding to the Foundation’s appeal.

Annual Report and Form 20-F 2024 | 288

Even for bondholders, the Foundation will not be able to claim compensation for damages within the scope of the collective action. Any compensation can only be claimed in new lawsuits to be filed by or on behalf of such investors, who would need to prove all the elements necessary for Petrobras and PGF to be held liable. Should this happen, Petrobras will defend itself vigorously.

We have no information to project a reliable estimate of the potential loss resulting from this lawsuit, which will depend on any subsequent legal actions. We, based on the assessments of our advisors, consider that there are not enough indicative elements to qualify the universe of potential beneficiaries, nor to quantify the supposedly indemnifiable damages. Therefore, it is not possible to predict at this time whether we will be responsible for the actual payment of compensation in any future individual actions, as this analysis will depend on the outcome of complex procedures. Furthermore, it is not possible to know which investors will be able to file subsequent individual actions related to this matter against Petrobras.

We continue to deny the allegations presented by the Foundation and will continue to defend ourselves vigorously.

Other Related Investor Claims

Arbitration in Brazil

As of December 31, 2024, we were party to arbitration proceedings brought by Brazilian and foreign investors that purchased our shares traded on the B3, alleging financial losses caused by facts uncovered in Lava Jato.

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

In September 2024, the collective arbitration ruled in favor of the company, with the illegitimacy of the plaintiff association to file a collective claim being recognized by the Arbitral Tribunal. The arbitration is confidential.

In January 2025, one of the arbitration proceedings ruled in favor of the company, establishing that the damages alleged by investors are indirect and, therefore, not indemnifiable. The award is final and the arbitration is confidential.

The remaining arbitration proceedings do not have a definitive judgment by the respective arbitral tribunals. However, in one of the arbitrations, proposed by two institutional investors, in May 2020, a partial arbitration award that indicated our liability, but did not determine our payment of amounts, nor did it end the procedure, was issued. This arbitration is confidential, as well as the others in progress, and the partial award represented only the position of the three arbitrators of such arbitration panel and was not extendable to the other existing arbitrations. In July 2020, we filed a lawsuit for the annulment of this partial arbitration award, considering our view that it contained serious flaws and improprieties. In November 2020, the first level judge of Rio de Janeiro state court declared the partial award null. The Rio de Janeiro state court’s decision after the appeal has not yet been released. In compliance with CAM rules, the cases are confidential. We reiterate that we will continue to defend ourselves vigorously, out of respect for our current shareholders, in all arbitrations to which we are a party.

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

Annual Report and Form 20-F 2024 | 289

Among other issues, the Association alleged our liability for a supposed loss of market value of our shares in Argentina, due to proceedings related to Lava Jato.

In June 2019, the Arbitral Tribunal decided that the arbitral claim should be considered withdrawn due to the lack of payment of the arbitral fee by the Association. The Association has filed appeals that were rejected by the court of appeals in November 2019. The Association has appealed to the Argentinian Supreme Court which denied the appeal, and the Association filed a new appeal to the Argentine Supreme Court, which was also denied. As a result, the arbitration was sent to the Arbitration Court. We are unable to provide a reliable estimate of the potential loss in this arbitration.

At the same time, the Association also filed a class action before the Civil and Commercial Court of Buenos Aires, Argentina, against us, which we became aware of in April 2023. The Association claims Petrobras bears responsibility for an alleged loss of market value of its securities in Argentina, as a result of allegations made within the scope of the Lava Jato Operation and its effects on the company’s financial statements prior to 2015. After Petrobras presented its defense in August 2023, on May 14, 2024, the Court granted Petrobras’ request and ordered the commencement of a class certification incident. A decision regarding this matter is still pending and the other procedural and merit defenses raised by Petrobras will be examined at a later stage of the proceeding. We deny such allegations and will vigorously defend ourselves against the accusations made by the Association. We are unable to provide a reliable estimate of the potential loss in this proceeding.

Criminal Actions in Argentina

We were accused of these two criminal actions in Argentina, as described below:

–	Criminal action alleging non-compliance by us with the obligation to publish as “relevant fact” in the Argentine market the existence of a class action claim filed by the Association, before the Judicial Commercial Courts (Judicial Commercial Claim), pursuant to provisions of Argentine capital market law. In March 2021, the court (Room A of the Economic Criminal Chamber) decided that this criminal action should be transferred from the Criminal Economic Court No. 3 of the city of Buenos Aires to the Criminal Economic Court No. 2 of the same city. We have filed procedural and merit defenses before the criminal court, but the Criminal Economic Court No. 2 has not yet rendered a decision.

Criminal action alleging fraudulent offer of securities aggravated by allegedly having stated false data in our financial statements issued in 2015. In October 2021, after an appeal by the Association, the Court of Appeals revoked the lower court decision that had recognized our immunity from jurisdiction and recommended that the lower court take steps to certify whether we could be considered criminally immune in Argentina. After reassessing the issue, the lower court denied our immunity from jurisdiction we appealed to the Court of Appeals. In December 2022, the Court again considered the first instance decision to be premature, determining that a third decision be issued. In May 2023, the lower court denied the recognition of our immunity from jurisdiction. We then filed an appeal and the Court of Appeals overturned the lower court decision, but on December 20, 2024, the Court of Cassation granted an appeal filed by the Association and denied our immunity from jurisdiction. We subsequently appealed to the Supreme Court, seeking to reinstate the Court of Appeals' decision. On December 27, 2024, prior to a final ruling by the Supreme Court on the matter, the lower court issued an order for the continuation of the proceedings and a precautionary measure against Petrobras. This order is currently under appeal in the Court of Appeals. On another procedural front, in September 2022, the decision that had recognized that the Association could not act as a representative of financial consumers was reformed by the Court of Cassation after an appeal by the Association. In November 2022, we filed an appeal against this decision, which was denied by the Argentine Supreme Court. We have filed other procedural defenses, which may be rediscussed again at later stages of the proceedings. This criminal case is originally presided by the Criminal Economic Court No. 2 of the city of Buenos Aires.

Annual Report and Form 20-F 2024 | 290

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

On August 8, 2022, the D.C. District Court issued a ruling holding us liable for the plaintiffs’ claims but denied the plaintiffs’ summary judgment motion with respect to damages, and any award of damages on these claims would have to be proven by EIG at trial. In the same ruling, the D.C. District Court denied our motion for summary judgment to dismiss all of the plaintiffs' claims due to our immunity from jurisdiction and deferred ruling on two procedural issues. On August 18, 2022, we filed a notice of appeal to inform the Court that we intend to appeal the denial of our motion to dismiss.

On August 26, 2022, we requested a stay of the lawsuit until the judgment of the aforementioned appeal, and the stay was granted by the judge on October 26, 2022.

The United States Court of Appeals for the District of Columbia Circuit denied our appeal in June 2024. We submitted a request to review the issue, which was rejected on July 24, 2024. As a result, the process, which had been suspended by the lower court on October 26, 2022, due to the filling of the appeal by Petrobras, resumed its course.

In another motion filed by EIG, on August 26, 2022, the District Court of Amsterdam granted an attachment order against certain of our assets in the Netherlands. Leave to make such pre-judgement attachments was granted by the Amsterdam District Court on a summary judgment basis and serves to guarantee the satisfaction of EIG's claims in the aforementioned U.S. proceedings.

On March 7, 2025, we reached an agreement to settle the lawsuit with EIG. Under the terms of the settlement, we paid EIG US$ 283 million. In return, EIG requested the dismissal of the lawsuit pending in the District Court for the District of Columbia, the cancellation of the pre-judgment attachment of Petrobras's assets in the Netherlands, as well as the release of any rights related to the dispute.

The settlement does not constitute an admission of fault or wrongdoing by Petrobras and is entered in the best interests of Petrobras and its shareholders, considering the peculiarities of U.S. law applicable to the disputes, as well as the stage of the lawsuit and the characteristics of litigation before the U.S. Federal Courts.

We were also a party to arbitrations in Brazil filed by investors of Sete Brasil. One of them was concluded in 2017 and the other arbitrations were finished in 2020. In 2017 and 2020, two favorable arbitral awards were granted to us. In 2020, we disclosed the settlement of three other arbitrations related to the investment in Sete Brasil.

In December 2024, the judge issued a bankruptcy ruling for Sete Brasil. However, this decision was suspended after Sete Brasil filed an appeal, which remains under judicial review.

We no longer hold any direct or indirect equity in the companies of the Sete Brasil Group.

Annual Report and Form 20-F 2024 | 291

Other  Legal proceedings

Labor Proceedings

RMNR

The Minimum Compensation by Level and Work Regime (RMNR) consists of a guaranteed minimum compensation for employees, based on salary level, work regime, and geographical location. This compensation policy was created and implemented by Petrobras in 2007 through collective bargaining with union representatives, and approved in employee assemblies. However, the formula used to calculate this minimum compensation was subsequently challenged in court by employees and unions.

The Brazilian Superior Labor Court (TST) established a position that was partially contrary to the company, deciding to exclude some components from the calculation. The Brazilian Federal Supreme Court (STF), upon accepting the company's appeal, recognized that the calculation formula used by the company is valid and in accordance with what was negotiated between the parties.

As there were several lawsuits at various procedural stages, the company monitors the application of the STF’s ruling to the respective cases, which are being closed as they progress through the Judiciary.

Applicable rate

Due to the legislative change (Law 14.905/24) and case law regarding the correction of labor debts, the company is assessing the impacts on the reported liability.

Unification of Fields

We filed five arbitrations under the ICC administration challenging the ANP’s decision to unify our unconnected oil fields (Parque das Baleias, Tupi and Cernambi; Baúna and Piracaba; Tartaruga Verde and Tartaruga Mestiça; Sururu and Berbigão). The Parque das Baleias arbitration was terminated by means of an agreement executed by the parties.

In the case of the Tartaruga Mestiça and Tartaruga Verde arbitration, the arbitral tribunal recognized its competence to decide on the unification of such fields. The ANP filed a lawsuit in order to annul the arbitral award, and, the Federal Court of Rio de Janeiro has allowed the arbitration to continue.

In relation to the Baúna and Piracaba arbitration, the judicial injunction that has kept it suspended was reversed.

In addition, the BM-S-11 consortium, formed with Shell and Petrogal, of which we are the operator, challenged the ANP’s decision on unifying Tupi and Cernambi fields. The suspension of the arbitration was reverted by BM-S-11 Consortium in Brazilian Superior Court.

The Baúna and Piracaba and Tupi and Cernambi arbitration proceedings are ongoing and the Sururu and Berbigão arbitration was recently filled.

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

Annual Report and Form 20-F 2024 | 292

There are no final decisions on the aforementioned proceedings as of the date of this annual report.

Natural Gas Distributors

Since December 2021, we were sued by some natural gas distributors and/or public entities. The requests in the lawsuit seek the extension of the terms of natural gas supply contracts that would have expired in December 2021. Since the prices of natural gas showed a large increase in the last months of 2021, we offered to the natural gas distributors proposals for new contracts with prices aligned with the current natural gas market. However, some natural gas distributors and/or public entities intend to avoid the adjusted prices alleging that we abused our economic power. In some cases, judges granted the injunction to maintain the previous contracts’ prices. We were able to execute agreements to resolve the arbitrations and lawsuits in the cases in which the injunctions were granted.

Applicable rate

Due to the legislative change (Law 14.905/24) and case law regarding the correction of civil debts, the company is assessing the impacts on the reported liability.

Environmental

Ibama issued fines because of a leak from the OSPAR oil pipeline in Paraná State in July 2000. After the administrative process, there was a court proceeding, and the current decision was unfavorable to us. We appealed and decision on our appeal to the Superior Court is pending.

For further information on our material legal proceedings, see Note 19 to our audited consolidated financial statements.

Tax Proceedings

We are currently party to legal proceedings relating to tax claims. For further information on our material tax proceedings, see Note 19 to our audited consolidated financial statements.

Annual Report and Form 20-F 2024 | 293

Tax

Tax Strategy and Effect of Taxes on Our Income

In January 2023, our Board of Directors approved a Tax Policy, in line with the continuous improvement of our governance, establishing principles and guidelines to properly drive our leaders and professionals’ conduct in regard to the development of our tax strategy.

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

Our tax strategy outlines the compliance with tax laws of Brazil and other countries. We also aim at engaging with tax authorities and other public authorities in an ethical and transparent manner, based on mutual respect, cooperation and in compliance with the Petrobras’ Code of Ethical Conduct. Considering that we are the largest taxpayer in Brazil, our operations can result in various effects on tax collection at the federal, state, and municipal levels, as well as on government take applicable to the production of oil and natural gas.

We are subject to tax on our income at a Brazilian statutory corporate rate of 34%, comprising of a 25% rate of income tax and a social contribution tax at a 9% rate. Since 2015, we have been recognizing the accounting results of our foreign subsidiaries for Brazilian income tax purposes based on Brazilian statutory corporate rates as established by Law No. 12,973/2014.

In addition to taxes paid on behalf of consumers to the Brazilian federal government, as well as state and municipal governments, such as the value-added tax (ICMS), we are required to pay three main charges on our oil production activities in Brazil under the scope of the ANP: (i) royalties, (ii) special participation and (iii) retention bonuses. See “Government Take in Different Regulatory Regimes” below and “Risk Factors - 2.a) Our controlling shareholder may pursue certain objectives that may differ from those of certain minority shareholders, or that may affect our long-term strategy” in this annual report.

In December 2023, Constitutional Amendment (EC) No. 132/2023 was enacted, establishing the Tax Reform on consumption, to be implemented from 2026.

As main measures, the EC created the Contribution on Goods and Services (CBS) and the Tax on Goods and Services (IBS) replacing the PIS/Pasep and COFINS contributions, the Tax on Operations relating to the Circulation of Goods and on the Provision of Services Interstate and Intermunicipal Transport and Communication (ICMS) and the Service Tax (ISS). Furthermore, the EC also created the Selective Tax (IS). The implementation of these new taxes requires the promulgation of complementary laws and other legal regulations. In January 2025, Complementary Law No. 214 was published to regulate the Tax Reform on consumption.

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

Changes to the corporate income tax laws in certain countries as of 2022 may impact our activities and results. As a reference, we perform our activities through the implementation of Pillar II in target-countries that follow the OECD Guidelines (such as the Netherlands, Spain, Colombia and Singapore). In the case of the United States, the Inflation Reduction Act of 2022 introduced a Corporate Alternative Minimum Tax (CAMT) of 15% of the “adjusted financial statement income” effective for tax years beginning in 2023. Brazil has published Law No. 15.079 on December 27, 2024, implementing one of the mechanisms designed in the Pillar II as of 2025, by instituting the Additional CSLL, which is aligned with the Qualified Domestic Top Up Tax (QDMTT). In both Pillar II and CAMT, the countries are seeking a minimum effective tax rate of 15% on the generated profits before tax. In Brazil, we emphasize the recent changes in the transfer price legislation aligned with the OCDE Guidelines implemented by Law No. 14.596 published on June 14, 2023.

Annual Report and Form 20-F 2024 | 294

For more information regarding Pillar II, see Note 17.4. to our audited consolidated financial statements.

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

In accordance with Law No. 9,478/1997 and due to the concession contracts entered into with ANP, the exploration and production activities of oil and natural gas are subject to the payment of the following government shares:

–	Royalties established in the concession contracts at a rate of 10% of the gross production revenue based on the reference prices for crude oil or natural gas established by ANP in its regulatory acts. When establishing the royalty rates, ANP also considers the geological risks and expected productivity levels for each concession and may provide a reduction of the rate to an amount corresponding to at least 5%. Most of our crude oil and natural gas production currently pays the maximum royalty rate.
–	Special participation at a rate ranging from zero to 40% of the net revenue from the production of fields that reach high production volumes or profitability, according to the criteria established in the applicable legislation. The calculation takes into account the Gross Revenue (oil and gas production volume multiplied by price) from each production field, based on the reference prices for crude oil or natural gas established by Decree No. 2,705/1998 and ANP regulatory acts, minus the royalties paid, exploration investments, operational costs, and applicable depreciation and taxes adjustments. In 2024, payments of this government share were made in 12 of our fields, namely, Barracuda, Berbigão, Jubarte, Leste do Urucu, Marlim Leste, Marlim Sul, Rio Urucu, Roncador, Sapinhoá, Sururu, Tartaruga Verde, and Tupi.
–	The signing bonus will have its minimum value established in the bidding notice and will correspond to the payment offered in the proposal to obtain the concession. It must be paid at the time of signing the concession contract.
–	Payment for the retention or occupation of contracted areas for exploration and production, at a rate established by ANP in the relevant bid notices, based on the size, location, and geological characteristics of the concession block.

Laws No. 9,478/1997 and No. 12351/2010 also require producers in onshore fields to pay landowners a share equivalent to a percentage of the quota ranging from 0.5% to 1.0% of the field's production, at the discretion of the ANP, which must be included in the concession contracts and also in the production sharing contracts.

Below, we describe how government take works in each of the different regimes of exploration and production of oil, natural gas, and other fluid hydrocarbons we deal with.

Annual Report and Form 20-F 2024 | 295

REGULATORY REGIMES: CONCESSION

–	Contracting through bidding process.
–	Brazilian federal government awards the exploration right to winning companies.
–	Production belongs to the concessionaire.

TRANSFER OF RIGHTS

–	Petrobras directly contracted for production.
–	Right to produce up to five billion barrels of equivalent oil.

PRODUCTION SHARING

–	Specific regime for Pre-salt areas and others considered strategic.
–	Hiring by a bidding process, where the winning companies form a consortium with Pré-Sal Petróleo S.A (PPSA), representing the Brazilian federal government.
–	The largest supply of surplus oil for the Brazilian federal government wins.
–	Shared production between the State and the contracted consortium, each one’s share calculated by discounting the royalties due and all investment and operating expenses (cost in oil).

Government Take	Frequency	Concession	Sharing	Transfer of Rights
Royalties	Monthly	10% on the gross income of the field, which can be reduced up to 5%	15% on Gross Revenue from the field	10% on Gross Revenue from the field
Special Participation	Quarterly	Rates from zero to 40% (nominal) on net revenue of fields with high production	Not applicable	Not applicable
Signature Bonus	Upon contract signature	Amount offered by companies in bidding	Predefined value	Not applicable
Retention of Area	Yearly	Value per Km² defined in the notice and concession contract (updated by IGP DI index)	Not applicable	Not applicable

Annual Report and Form 20-F 2024 | 296

Taxation Model for the Oil and Gas Industry (Repetro-SPED)

Law No. 13,586/2017 outlined a new taxation model for the oil and gas industry and, along with the Decree No. 9,128/2017, established a new special regime for exploration, development and production of oil, gas and other liquid hydrocarbons named Repetro-Sped, which will expire in December 2040.

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

In 2018, we started to transfer the ownership of oil and gas assets under this regime from our foreign subsidiaries to our parent company and the joint ventures (consortia) in Brazil. The transfer was completed in 2022.

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

Regarding the new changes in Brazilian law due to the Tax Reform, above mentioned in chapter Tax Strategy and Effect of Taxes on Our Income, we do not anticipate significant impacts in our results at this moment.

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

This description is not a comprehensive description of the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules that are generally applicable to all taxpayers or to certain classes of investors or rules that investors are generally assumed to know. Holders of common or preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of common or preferred shares or ADSs.

There is no income tax treaty between the United States and Brazil. In recent years, the tax authorities of Brazil and the United States have held discussions that may culminate in such a treaty. We cannot predict, however, whether or when a treaty will enter into force or how it will affect the U.S. holders of common or preferred shares or ADSs.

Annual Report and Form 20-F 2024 | 297

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

Annual Report and Form 20-F 2024 | 298

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

Annual Report and Form 20-F 2024 | 299

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

Additional Rules Regarding Taxation of Gains

Law No. 13,259/2016 established progressive income tax rates applicable to capital gains derived from the disposition of assets by Brazilian individuals, providing for rates that range from 15% to 22.5% depending on the amount of the gain recognized by the Brazilian individual, as follows: (i) 15% on gains not exceeding R$5 million; (ii) 17.5% on gains that exceed R$5 million and do not exceed R$10 million; (iii) 20% on gains that exceed R$10 million and do not exceed R$30 million; and (iv) 22.5% on gains exceeding R$30 million. Pursuant to Section 18 of Law No. 9,249/95, the tax treatment applicable to capital gains earned by Brazilian individuals also applies to capital gains earned by non-Brazilian residents (except in cases that remain subject to the application of specific rules).

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

Annual Report and Form 20-F 2024 | 300

Taxation of Foreign Exchange Transactions ( “IOF/Exchange”)

Brazilian law imposes the IOF/Exchange on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, for most foreign currency exchange transactions, the rate of IOF/Exchange is 0.38%. However, foreign exchange transactions related to inflows of funds to Brazil for investments made by foreign investors in the Brazilian financial and capital markets are generally subject to IOF/Exchange at a 0% rate. Foreign exchange transactions related to outflows of proceeds from Brazil in connection with investments made by foreign investors in the Brazilian financial and capital markets are also subject to the IOF/Exchange tax at a 0% rate. This 0% rate applies to payments of dividends and interest on capital received by foreign investors with respect to investments in the Brazilian financial and capital markets, such as investments made by a non-Brazilian holder as described in CMN Resolution No. 4,373. The Brazilian tax authorities has permission by law to increase such rates at any time, up to 25% of the amount of the foreign exchange transaction, but not with retroactive effect.

Taxation on Bonds and Securities Transactions ( “IOF/Bonds”)

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

Annual Report and Form 20-F 2024 | 301

Registered Capital

The amount of an investment in preferred or common shares held by a non-Brazilian holder who obtains registration under CMN Resolution No. 4,373, or by the depositary representing such holder, is eligible for registration with the Central Bank of Brazil; and such registration allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized with respect to dispositions of, such preferred or common shares. The amount registered ( “Registered Capital”) for each preferred or common share purchased as part of the international offering or purchased in Brazil after the date hereof, and deposited with the depositary, will be equal to its purchase price (in U.S. dollars). The Registered Capital for a preferred or common share that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of:

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

U.S. Federal Income Tax Considerations

This summary describes material U.S. federal income tax consequences that may be relevant to a U.S. Holder (as defined below) from the ownership and disposition of common or preferred shares or ADSs. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service (the “IRS”), and court decisions, all as in effect as of the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of common or preferred shares or ADSs. This summary applies only to purchasers of common or preferred shares or ADSs who hold the common or preferred shares or ADSs as “capital assets” (generally, property held for investment), and does not apply to special classes of holders such as dealers or traders in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of our shares, measured by voting power or value (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, partnerships or partners therein, financial institutions, life insurance companies, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in common or preferred shares or ADSs on a mark-to-market basis, persons that enter into a constructive sale transaction with respect to common or preferred shares or ADSs, persons holding common or preferred shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction, or nonresident alien individuals present in the United States for more than 182 days in a taxable year. Moreover, this summary addresses only U.S. federal income tax consequences and does not address state, local or foreign taxes or the U.S. federal estate and gift taxes or the Medicare tax on net investment income.

Annual Report and Form 20-F 2024 | 302

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

The U.S. dollar amount of dividends received by a non-corporate U.S. Holder with respect to the ADSs will generally be subject to taxation at preferential rates if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a “passive foreign investment company” as defined for U.S. federal income tax purposes (a PFIC). The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to the 2024 or 2023 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2025 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares are not themselves listed on a U.S. exchange. U.S. Holders of our ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their particular circumstances.

Annual Report and Form 20-F 2024 | 303

Subject to generally applicable limitations and conditions, Brazilian withholding tax on dividends with respect to the shares or ADSs that is paid at the appropriate rate applicable to the U.S. Holder may be eligible for credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the IRS in regulations promulgated in December 2021 and any Brazilian tax generally will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. holder that consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Brazilian tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Brazilian tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Brazilian dividend tax is not a creditable tax or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Brazilian tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

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

Annual Report and Form 20-F 2024 | 304

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

Specified Foreign Financial Assets

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include our common and preferred shares and ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. U.S. Holders should consult their own tax advisors concerning the application of these rules to their investment, including the application of the rules to their particular circumstances.

Annual Report and Form 20-F 2024 | 305

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

Dutch Taxation

This section is a general summary and it only outlines certain material Dutch tax consequences to holders of the notes that are not resident nor deemed to be resident of the Netherlands for tax purposes in connection with the acquisition, ownership and disposal of notes issued by PGF. This summary does not purport to describe all possible Dutch tax considerations or consequences that may be relevant to a holder or prospective holder of the notes and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as trusts or similar arrangements) may be subject to special rules. In view of its general nature, this general summary should therefore be treated with appropriate caution.

This section is based on the tax laws of the Netherlands, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, including the tax rates applicable on the date hereof, and all of which are subject to change or to different interpretation, possibly with retroactive effect. Any such change may invalidate the contents of this section, which will not be updated to reflect such change. Where the text refers to the “Netherlands” or “Dutch”, it refers only to the part of the Kingdom of the Netherlands located in Europe. In addition, the summary is based on the assumption that the notes issued by PGF do not qualify as equity for Dutch tax purposes.

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

Annual Report and Form 20-F 2024 | 306

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

Withholding Tax

All payments of interest and principal made by or on behalf of PGF under the notes to holders of notes may be made free of withholding or deduction of, for or on account of any taxes of any nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein except that Dutch withholding tax at a rate of 25.8% (rate for 2024 and 2025) may apply with respect to payments of interest made or deemed to be made by or on behalf of PGF, if such payments are made or deemed to be made to an entity related (gelieerd) to PGF (within the meaning of the Dutch Withholding Tax Act 2021, Wet Bronbelasting 2021 see below), if such related entity:

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

Annual Report and Form 20-F 2024 | 307

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

Annual Report and Form 20-F 2024 | 308

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

Annual Report and Form 20-F 2024 | 309

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

Annual Report and Form 20-F 2024 | 310

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

Annual Report and Form 20-F 2024 | 311

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

Subject to generally applicable limitations and conditions, Brazilian interest withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the IRS in regulations promulgated in December 2021and any Brazilian tax generally will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Brazilian tax on interest generally will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Brazilian tax on interest is uncertain and we have not determined whether these requirements have been met. If the Brazilian interest tax is not a creditable tax or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes, the U.S. Holder may be able to deduct the Brazilian tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Interest and additional amounts will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

Annual Report and Form 20-F 2024 | 312

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

Annual Report and Form 20-F 2024 | 313

Specified Foreign Financial Assets

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the notes) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Holders should consult their own tax advisors concerning the application of these rules to their investment in the notes, including the application of the rules to their particular circumstance.

Annual Report and Form 20-F 2024 | 314

List of Exhibits

No.	Description
1.1	Amended Bylaws of Petróleo Brasileiro S.A.- Petrobras, dated as of April 25, 2024.
2.1	Indenture, dated as of December 15, 2006, between Petrobras International Finance Company and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.9 to the Registration Statement of Petrobras and Petrobras International Finance Company on Form F-3, filed with the Securities and Exchange Commission on December 18, 2006 (File Nos. 333-139459 and 333-139459-01)).
2.2	Fourth Supplemental Indenture, dated as of October 30, 2009, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating to the 6.875% Global Notes due 2040 (incorporated by reference to Exhibit 2.36 to the Annual Report and Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 20, 2010 (File Nos. 001-15106 and 001-33121)).
2.3	Guaranty for the 6.875% Global Notes due 2040, dated as of October 30, 2009, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.38 to the Annual Report and Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 20, 2010 (File Nos. 001-15106 and 001-33121)).
2.4	Description of Securities.
2.5	Transfer of Rights Agreement, dated as of September 3, 2010, among Petrobras, the Brazilian federal government and the ANP (incorporated by reference to Exhibit 2.47 to the Annual Report and Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2011 (File Nos. 001-15106 and 001-33121)).
2.6	Further Amended and Restated Deposit Agreement, dated as of January 2, 2020, among Petrobras, JPMorgan Chase Bank, N.A., as depositary, and registered holders and beneficial owners from time to time of the ADSs, representing the common shares of Petrobras, and Form of ADR evidencing ADSs representing the common shares of Petrobras (File Nos. 001-15106).
2.7	Further Amended and Restated Deposit Agreement, dated as of January 2, 2020, among Petrobras, JPMorgan Chase Bank, N.A., as depositary, and registered holders and beneficial owners from time to time of the ADSs, representing the preferred shares of Petrobras, and Form of ADR evidencing ADSs representing the preferred shares of Petrobras (File Nos. 333-235803 and 001-15106).
2.8	Amended and Restated Seventh Supplemental Indenture, dated as of February 6, 2012, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating to the 6.750% Global Notes due 2041 (incorporated by reference to Exhibit 4.5 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on February 6, 2012 (File Nos. 001-15106 and 001-33121)).
2.9	Amended and Restated Guaranty for the 6.750% Global Notes due 2041, dated as of February 6, 2012, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.4 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on February 6, 2012 (File Nos. 001-15106 and 001-33121)).
2.10	Thirteenth Supplemental Indenture, dated as of February 10, 2012, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating, among others, to the 6.875% Global Notes due 2040 and the 6.750% Global Notes due 2041 (incorporated by reference to Exhibit 2.60 to the Annual Report and Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on April 2, 2012 (File Nos. 001-15106 and 001-33121)).

Annual Report and Form 20-F 2024 | 316

No.	Description
2.11	Indenture, dated as of August 29, 2012, between Petrobras Global Finance B.V. and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-3 of Petrobras, Petrobras International Finance Company and Petrobras Global Finance B.V., filed with the Securities and Exchange Commission on August 29, 2012 (File Nos. 333-183618, 333-183618-01 and 333-183618-02)).
2.12	Third Supplemental Indenture, dated as of October 1, 2012, among Petrobras Global Finance B.V., Petrobras, The Bank of New York Mellon, as Trustee, The Bank of New York Mellon, London Branch, as principal paying agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent, relating to the 5.375% Global Notes due 2029 (incorporated by reference to Exhibit 4.8 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on October 1, 2012 (File No. 001-15106)).
2.13	Guaranty for the 5.375% Global Notes due 2029, dated as of October 1, 2012, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.7 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on October 1, 2012 (File No. 001-15106)).
2.14	Seventh Supplemental Indenture, dated as of May 20, 2013, between Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, as Trustee, relating to the 5.625% Global Notes due 2043 (incorporated by reference to Exhibit 4.11 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on May 20, 2013 (File No. 001-15106)).
2.15	Guaranty for the 5.625% Global Notes due 2043, dated as of May 20, 2013, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.10 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on May 20, 2013 (File No. 001-15106)).
2.16	Production Sharing Contract, dated as of December 2, 2013, among Petrobras, Shell Brasil Petróleo Ltda., Total E&P do Brasil Ltda., CNODC Brasil Petróleo e Gás Ltda. and CNOOC Petroleum Brasil Ltda., the Brazilian federal government, Pré-Sal Petróleo S.A.—PPSA and the ANP (incorporated by reference to the Annual Report on Form 20-F of Petrobras, filed with the Securities and Exchange Commission on April 30, 2014 (File No. 001-15106)).
2.17	Thirteenth Supplemental Indenture, dated as of January 14, 2014, among Petrobras Global Finance B.V., Petrobras, The Bank of New York Mellon, as Trustee, The Bank of New York Mellon, London Branch, as principal paying agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent, relating to the 6.625% Global Notes due 2034 (incorporated by reference to Exhibit 4.11 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on January 14, 2014 (File No. 001-15106)).
2.18	Guaranty for the 6.625% Global Notes due 2034, dated as of January 14, 2014, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.10 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on January 14, 2014 (File No. 001-15106)).
2.19	Seventeenth Supplemental Indenture, dated as of March 17, 2014, among Petrobras Global Finance B.V., Petrobras and The of New York Mellon, as Trustee, relating to the 7.250% Global Notes due 2044 (incorporated by reference to Exhibit 4.11 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on March 17, 2014 (File No. 001-15106)).
2.20	Guaranty for the 7.250% Global Notes due 2044, dated as of March 17, 2014, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.10 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on March 17, 2014 (File No. 001-15106)).
2.21	Fourteenth Supplemental Indenture, dated as of December 28, 2014, among Petrobras International Finance Company S.A., Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, as Trustee, relating to, among others, the 6.875% Global Notes due 2040, and 6.750% Global Notes due 2041 (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on January 15, 2015 (File No. 001-15106)).
2.22	First Amendment to the Guaranties, dated as of December 28, 2014, between Petrobras and The Bank of New York Mellon, as Trustee, relating to, among others, the 6.875% Global Notes due 2040, and 6.750% Global Notes due 2041 (incorporated by reference to Exhibit 4.3 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on January 15, 2015 (File No. 001-15106)).

Annual Report and Form 20-F 2024 | 317

No.	Description
2.23	Twentieth Supplemental Indenture, dated as of June 5, 2015, among Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, as Trustee, relating to the 6.850% Global Notes due 2115 (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on June 5, 2015 (File No. 001-15106)).
2.24	Guaranty for the 6.850% Global Notes due 2115, dated as of June 5, 2015, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on June 5, 2015 (File No. 001-15106)).
2.25	Twenty-Second Supplemental Indenture, dated as of May 23, 2016, among Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, relating to the 8.750% Global Notes due 2026 (incorporated by reference to Exhibit 4.5 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on May 23, 2016 (File No. 01-15106)).
2.26	Guaranty for the 8.750% Global Notes due 2026, dated as of May 23, 2016, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.4 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on May 23, 2016 (File No. 01-15106)).
2.27	Amended and Restated Twenty-Second Supplemental Indenture, dated as of July 13, 2016, among Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, relating to the 8.750% Global Notes due 2026 (incorporated by reference to Exhibit 4.5 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on July 13, 2016 (File No. 01-15106)).
2.28	Amended and Restated Guaranty for the 8.750% Global Notes due 2026, dated as of July 13, 2016, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.4 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on July 13, 2016 (File No. 01-15106)).
2.29	Twenty-Fourth Supplemental Indenture, dated as of January 17, 2017, among Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, relating to the 7.375% Global Notes due 2027 (incorporated by reference to Exhibit 4.5 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on January 17, 2017 (File No. 01-15106)).
2.30	Amended and Restated Guaranty for the 7.375% Global Notes due 2027, dated as of May 22, 2017, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.4 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on May 22, 2017 (File No. 01-15106)).
2.31	Amended and Restated Twenty-Fourth Supplemental Indenture, dated as of May 22, 2017, among Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, relating to the 7.375% Global Notes due 2027 (incorporated by reference to Exhibit 4.5 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on May 22, 2017 (File No. 01-15106)).
2.32	Amended and Restated Seventeenth Supplemental Indenture, dated as of May 22, 2017, among Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, as Trustee, relating to the 7.250% Global Notes due 2044 (incorporated by reference to Exhibit 4.8 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on May 22, 2017 (File No. 01-15106)).
2.33	Amended and Restated Guaranty dated as of May 22, 2017, of the Amended and Restated Guaranty of the 7.250% Global Notes due 2044, dated as of March 17, 2014, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.7 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on May 22, 2017 (File No. 001-15106)).
2.34	Indenture, dated as of September 27, 2017, among Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, as trustee, relating to the 5.999% Global Notes due 2028.
2.35	Twenty-Fifth Supplemental Indenture, dated as of February 1, 2018, among Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, relating to the 5.750% Global Notes due 2029 (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on February 1, 2018 (File No. 001-15106)).

Annual Report and Form 20-F 2024 | 318

No.	Description
2.36	Guaranty for the 5.750% Global Notes due 2029, dated as of February 1, 2018, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on February 1, 2018 (File No. 001-15106)).
2.37	Indenture, dated as of August 28, 2018 between Petrobras and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.3 to the Registration Statement of Petrobras and Petrobras Global Finance on Form F-3, filed with the Securities and Exchange Commission on August 28, 2018 (File Nos. 333-227087 and 333-227087-01)).
2.38	Indenture, dated as of August 28, 2018 between Petrobras Global Finance B.V. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.4 to the Registration Statement of Petrobras and Petrobras Global Finance B.V. on Form F-3, filed with the Securities and Exchange Commission on August 28, 2018 (File Nos. 333-227087 and 333-227087-01)).
2.39	Amended And Restated Guaranty for the 5.750% Global Notes due 2029, dated as of March 19, 2019, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on March 19, 2019 (File No. 001-15106)).
2.40	Amended And Restated Twenty-Fifth Supplemental Indenture for the 5.750% Global Notes due 2029, dated as of March 19, 2019, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on March 19, 2019 (File No. 001-15106)).
2.41	Guaranty for the 6.900% Global Notes due 2049, dated as of March 19, 2019, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.5 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on March 19, 2019 (File No. 001-15106)).
2.42	First Supplemental Indenture for the 6.900% Global Notes due 2049, dated as of March 19, 2019, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.6 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on March 19, 2019 (File No. 001-15106)).
2.43	Indenture, dated as of September 18, 2019 between Petrobras Global Finance B.V. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.75 to the Registration Statement of Petrobras and Petrobras Global Finance B.V. on Form F-4, filed with the Securities and Exchange Commission on July 6, 2020 (as amended on July 28, 2020) (File Nos. 333-239714 and 333-239714-01)).
2.44	Guaranty for the 5.093% Global Notes due 2030, dated as of September 18, 2019, between Petrobras and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.73 to Petrobras’ Registration Statement on Form F-4, filed with the SEC on July 6, 2020 (as amended on July 28, 2020) (File No. 333-239714)).
2.45	Second Supplemental Indenture for the 5.600% Global Notes due 2031, dated as of June 3, 2020, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on June 3, 2020 (File No. 001-15106)).
2.46	Guaranty for the 5.600% Global Notes due 2031, dated as of June 3, 2020, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on June 3, 2020 (File No. 001-15106)).
2.47	Third Supplemental Indenture for the 6.750% Global Notes due 2050, dated as of June 3, 2020, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.5 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on June 3, 2020 (File No. 001-15106)).
2.48	Guaranty for the 6.750% Global Notes due 2050, dated as of June 3, 2020, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.4 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on June 3, 2020 (File No. 001-15106)).
2.49	Amended and Restated Second Supplemental Indenture for the 5.600% Global Notes due 2031, dated as of October 21, 2020, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on October 21, 2020 (File No. 001-15106)).

Annual Report and Form 20-F 2024 | 319

No.	Description
2.50	Amended and Restated Guaranty for the 5.600% Global Notes due 2031, dated as of October 21, 2020, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on October 21, 2020 (File No. 001-15106)).
2.51	Fourth Supplemental Indenture for the 5.500% Global Notes due 2051, dated as of June 10, 2021, between Petrobras, PGF and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on June 10, 2021 (File No. 001-15106)).
2.52	Guaranty for the 5.500% Global Notes due 2051, dated as of June 10, 2021, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.3 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on June 10, 2021 (File No. 001-15106)).
2.53	Fifth Supplemental Indenture for the 6.500% Global Notes due 2033, dated as of July 3, 2023, between Petrobras, PGF and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on July 3, 2023 (File No. 001-15106)).
2.54	Guaranty for the 6.500% Global Notes due 2033, dated as of July 3, 2023, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.3 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on July 3, 2023 (File No. 001-15106)).
2.55	The Sixth Supplemental Indenture for the 6.000% Global Notes due 2035, date as of September 13, 2024, between Petrobras, PGF and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on September 13, 2024 (File No. 001-15106)).
2.56	Guaranty for the 6.000% Global Notes due 2035, date as of September 13, 2024, between Petrobras, PGF and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on September 13, 2024 (File No. 001-15106)).
4.1	Form of Concession Agreement for Exploration, Development and Production of crude oil and natural gas executed between Petrobras and the ANP (incorporated by reference to Exhibit 10.1 of Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 14, 2000 (File No. 333-12298)). This was a paper filing, and is not available on the SEC website.
4.2	Purchase and Sale Agreement of natural gas, executed between Petrobras and Yacimientos Petroliferos Fiscales Bolivianos-YPFB (together with and English version) (incorporated by reference to Exhibit 10.2 to Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 14, 2000 (File No. 333-12298)). This was a paper filing, and is not available on the SEC website. Until the moment thirteen GSA Amendments have been signed since the original execution of the GSA on August 16, 1996, so the GSA remains in effect.
8.1	List of Subsidiaries.
11.1	Policy on the Disclosure of Material Act or Fact and Securities Trading
12.1	Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent letter of KPMG Auditores Independentes Ltda.
15.2	Consent letter of DeGolyer and MacNaughton.
15.3	Hydrocarbon Production by Geographic Area.

Annual Report and Form 20-F 2024 | 320

No.	Description
15.4	List of Our Vessels.
17.1	Subsidiary Guarantors and Issuers of Guaranteed Securities (File No: 001-15106).
97.1	Petrobras’ Clawback Policy (incorporated by reference to Exhibit 97.1 to Petrobras’ Annual Report on Form 20-F filed on April 12, 2024 (File No. 001-15106)).
97.2	PGF’s Clawback Policy (incorporated by reference to Exhibit 97.2 to Petrobras’ Annual Report on Form 20-F filed on April 12, 2024 (File No. 001-15106)).
99.1	Third Party Report of DeGolyer and MacNaughton.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to long-term debt of Petrobras, none of which, individually, authorizes securities in a total amount that exceeds 10% of the total assets of Petrobras. Petrobras hereby agrees to furnish to the SEC copies of any such omitted instruments or agreements upon request.

Annual Report and Form 20-F 2024 | 321

Signatures

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on April 3, 2025.

Petróleo Brasileiro S.A. — PETROBRAS

By: _/s/ Magda Maria de Regina Chambriard

Name: Magda Maria de Regina Chambriard
Title: Chief Executive Officer

By: _/s/ Fernando Sabbi Melgarejo
Name: Fernando Sabbi Melgarejo
Title: Chief Financial Officer and Chief Investor Relations Officer

Annual Report and Form 20-F 2024 | 322

Abbreviations

bbl	Barrels
bbl/d	Barrels per day
bcf	Billion cubic feet
bn	Billion (thousand million)
bnbbl	Billion barrels
bncf	Billion cubic feet
bnm[3]	Billion cubic meters
bnboe	Billion barrels of oil equivalent
boe	Barrels of oil equivalent
boed	Barrels of oil equivalent per day
cf	Cubic feet
cmd	Cubic meters per day
GWh	One gigawatt of power supplied or demanded for one hour
kgCO2e/boe	Kilogram of carbon dioxide equivalent per barrel of oil equivalent
KgCO2e/CWT	Kilogram of carbon dioxide equivalent per complexity weighted ton
km	Kilometer
km2	Square kilometers
m3	Cubic meter
m3/d	Cubic meter per day
mbbl	Thousand barrels
mbbl/d	Thousand barrels per day
mboe	Thousand barrels of oil equivalent
mboed	Thousand barrels of oil equivalent per day
mcf	Thousand cubic feet
mcf/d	Thousand cubic feet per day
mm3	Thousand cubic meters

Annual Report and Form 20-F 2024 | 323

mm3/d	Thousand cubic meters per day
mm3/y	Thousand cubic meter per year
mmbbl	Million barrels
mmbbl/d	Million barrels per day
mmboe	Million barrels of oil equivalent
mmboed	Million barrels of oil equivalent per day
mmcf	Million cubic feet
mmcf/d	Million cubic feet per day
mmm[3]	Million cubic meters
mmm3/d	Million cubic meters per day
mmt	Million metric tons
mmt/y	Million metric tons per year
MW	Megawatts
MWavg	Amount of energy (in MWh) divided by the time (in hours) in which such energy is produced or consumed
MWh	One megawatt of power supplied or demanded for one hour
ppm	Parts per million
R$	Brazilian reais
t	Metric ton
tCO2e	Tonnes of carbon dioxide equivalent
t/d	Metric ton per day
Tcf	Trillion cubic feet
US$	United States dollars
/d	Per day

Annual Report and Form 20-F 2024 | 324

Conversion table

1 acre	=	43,560 square feet	=	0.004047 km2
1 barrel	=	42 U.S. gallons	=	Approximately 0.13 t of oil
1 boe	=	1 barrel of crude oil equivalent	=	5,615.65 cf of natural gas19F
1 m3 of natural gas	=	35.315 cf	=	0.0063 boe
1 km	=	0.6214 miles
1 meter	=	3.2808 feet
1 t of crude oil	=	1,000 kilograms of crude oil	=	Approximately 7.5 barrels of crude oil (assuming an atmospheric pressure index gravity of 37°API)

Annual Report and Form 20-F 2024 | 325

Cross-Reference to Form 20-F

Form 20-F Captions	Location in this Annual Report		Pages
	Disclaimer		6
	Glossary of Certain Terms used in this Annual Report		9
	About Us		25
	Overview		26
	PART I
Item 1.	Identity of Directors, Senior Management and Advisers	Not applicable
Item 2.	Offer Statistics and Expected Timetable	Not applicable
Item 3.	Key Information
	A. Reserved	Not applicable
	B. Capitalization and indebtedness	Not applicable
	C. Reasons for the offer and use of proceeds	Not applicable
	D. Risk factors	Risks (Risk Factors)	32
Item 4.	Information on the company
	A. History and development of the company	Disclaimer (Documents on Display); About Us (About us; Overview)	6, 25, 26
	B. Business overview	About Us (Overview); Our Business (Exploration & Production; Refining, Transportation & Marketing; Gas & Low Carbon Energies; Mergers and Acquisitions); Strategic Plan; Legal and Tax (Regulation; Material Contracts)	25; 62, 101, 124, 143; 153; 277, 283
	C. Organizational structure	About Us (Overview); Exhibit 8.1 – List of Subsidiaries	25
	D. Property, plants and equipment	Our Business; Strategic Plan; Legal and Tax (Regulation)	61; 153; 277
Item 4A.	Unresolved Staff Comments	None
Item 5.	Operating and Financial Review and Prospects
	A. Operating results	Operating and Financial Review and Prospects	189
	B. Liquidity and capital resources	Operating and Financial Review and Prospects (Liquidity and Capital Resources)	199
	C. Research and development, patents and licenses, etc.	Environmental, Social and Governance (Social Responsibility; Corporate Governance)	175, 182
	D. Trend information	Our Business; Risks; Operating and Financial Review and Prospects	61; 31; 189
	E. Critical Accounting Estimates	Operating and Financial Review and Prospects (Liquidity and Capital Resources)	199
Item 6.	Directors, Senior Management and Employees
	A. Directors and senior management	Management and Employees (Management)	214
	B. Compensation	Management and Employees (Management)	214

Annual Report and Form 20-F 2024 | 326

Form 20-F Captions	Location in this Annual Report		Pages
	C. Board practices	Management and Employees (Management)	214
	D. Employees	Management and Employees (Employees)	236
	E. Share ownership	Shareholder Information (Listing; Shares and Shareholders) and Management and Employees (Management)	255, 256; 214
	F. Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable
Item 7.	Major Shareholders and Related Party Transactions
	A. Major shareholders	Shareholder Information (Shares and Shareholders)	256
	B. Related party transactions	Compliance and Internal Controls (Related Party Transactions)	250
	C. Interests of experts and counsel	Not applicable
Item 8.	Financial Information
	A. Consolidated Statements and Other Financial Information	Financial Statements; Legal and Tax (Legal Proceedings); Shareholder Information	F-1; 287; 254
	B. Significant Changes	Not applicable
Item 9.	The Offer and Listing
	A. Offer and listing details	Not applicable
	B. Plan of distribution	Not applicable
	C. Markets	Shareholder Information (Listing)	255
	D. Selling shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the issue	Not applicable
Item 10.	Additional Information	Not applicable
	A. Share capital	Not applicable
	B. Memorandum and articles of association	Environment, Social and Governance (Corporate Governance); Management and Employees; Shareholder Information; Exhibit 1.1; Exhibit 2.4	192; 213; 254
	C. Material contracts	Legal and Tax (Material Contracts)	283
	D. Exchange controls	Shareholder Information (Additional Information for Non-Brazilian Shareholders)	273
	E. Taxation	Legal and Tax (Tax)	294
	F. Dividends and paying agents	Not applicable
	G. Statement by experts	Not applicable
	H. Documents on display	Disclaimer	6
	I. Subsidiary Information	Not applicable
	J. Annual Report to Security Holders	Not applicable
Item 11.	Qualitative and Quantitative Disclosures about Market Risk	Risks (Disclosures About Market Risk)	55
Item 12.	Description of Securities other than Equity Securities
	A. Debt Securities	Not applicable

Annual Report and Form 20-F 2024 | 327

Form 20-F Captions	Location in this Annual Report		Pages
	B. Warrants and Rights	Not applicable
	C. Other Securities	Not applicable
	D. American Depositary Shares	Shareholder Information	254
	PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.	Controls and Procedures	Compliance and Internal Controls (Controls and Procedures)	245
Item 16.	Reserved	Not applicable
	A. Audit Committee Financial Expert	Management and Employees (Management)	214
	B. Code of Ethics	Compliance and Internal Controls (Compliance)	246
	C. Principal Accountant Fees and Services	Management and Employees (Management)	214
	D. Exemptions from the Listing Standards for Audit Committees	Management and Employees (Management)	214
	E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Shareholder Information (Shares and Shareholders)	256
	F. Change in Registrant’s Certifying Accountant	Not applicable
	G. Corporate Governance	Environment, Social and Governance (Corporate Governance)	182
	H. Mine Safety Disclosure	Not applicable
	I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
	J. Insider Trading Policies	Compliance and Internal Controls (Compliance)	246
	K. Cybersecurity Disclosure	Risks (Cybersecurity Disclosure)	57
	PART III
Item 17.	Financial Statements	Not applicable
Item 18.	Financial Statements	Financial Statements	F-1
Item 19.	Exhibits	Exhibits	316
		Signatures	322
		Abbreviations	323
		Conversion Table	325
		Cross Reference to Form 20-F	326

Annual Report and Form 20-F 2024 | 328

PETROBRAS

# CONSOLIDATED FINANCIAL STATEMENTS

2024

PETROBRAS

Annual Report and Form 20-F 2024 | 329

INDEX

Petróleo Brasileiro S.A. – Petrobras

INDEX

Consolidated Statements of Financial Position

PETROBRAS

As of December 31, 2024 and December 31, 2023 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	12.31.2024	12.31.2023

Cash and cash equivalents	8	3,271	12,727
Marketable securities	8	4,263	2,819
Trade and other receivables	14	3,566	6,135
Inventories	15	6,710	7,681
Recoverable income taxes	17	411	218
Other recoverable taxes	17	1,555	960
Others	21	1,550	1,570
		21,326	32,110
Assets classified as held for sale	29	510	335
Current assets		21,836	32,445

Trade and other receivables	14	1,256	1,847
Marketable securities	8	582	2,409
Judicial deposits	19	11,748	14,746
Deferred income taxes	17	922	965
Other recoverable taxes	17	3,601	4,516
Others	21	2,501	2,315
Long-term receivables		20,610	26,798
Investments	28	659	1,358
Property, plant and equipment - PP&E	23	136,285	153,424
Intangible assets	24	2,255	3,042
Non-current assets		159,809	184,622

Total assets		181,645	217,067

Liabilities	Note	12.31.2024	12.31.2023

Trade payables	16	6,082	4,813
Finance debt	30	2,566	4,322
Lease liability	31	8,542	7,200
Income taxes payable	17	1,400	1,300
Other taxes payable	17	3,284	4,166
Dividends payable	32	2,657	3,539
Provision for decommissioning costs	20	1,696	2,032
Employee benefits	18	2,315	2,932
Others	21	2,205	3,015
		30,747	33,319
Liabilities related to assets classified as held for sale	29	713	541
Current liabilities		31,460	33,860

Finance debt	30	20,596	24,479
Lease liability	31	28,607	26,599
Income taxes payable	17	530	299
Deferred income taxes	17	1,470	10,910
Employee benefits	18	10,672	15,579
Provisions for legal proceedings	19	2,833	3,305
Provision for decommissioning costs	20	24,507	21,171
Others	21	1,620	1,890
Non-current liabilities		90,835	104,232
Current and non-current liabilities		122,295	138,092

Share capital (net of share issuance costs)	32	107,101	107,101
Capital reserve and capital transactions		29	410
Profit reserves	32	61,446	72,641
Accumulated other comprehensive deficit		(109,470)	(101,569)
Attributable to the shareholders of Petrobras		59,106	78,583
Non-controlling interests	28	244	392
Equity		59,350	78,975

Total liabilities and equity		181,645	217,067
The notes form an integral part of these consolidated financial statements.

INDEX

Consolidated Statements of Income

PETROBRAS

Years ended December 31, 2024, 2023 and 2022 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	2024	2023	2022
Sales revenues	9	91,416	102,409	124,474
Cost of sales	10	(45,444)	(48,435)	(59,486)
Gross profit		45,972	53,974	64,988

Income (expenses)
Selling expenses	10	(4,874)	(5,038)	(4,931)
General and administrative expenses	10	(1,845)	(1,594)	(1,332)
Exploration costs	26	(913)	(982)	(887)
Research and development expenses		(789)	(726)	(792)
Other taxes		(1,251)	(890)	(439)
Impairment of assets, net	25	(1,531)	(2,680)	(1,315)
Other income and expenses, net	11	(7,893)	(4,031)	1,822
		(19,096)	(15,941)	(7,874)

Income before net finance expense, results of equity-accounted investments and income taxes		26,876	38,033	57,114

Finance income		1,954	2,169	1,832
Finance expenses		(5,957)	(3,922)	(3,500)
Foreign exchange gains (losses) and inflation indexation charges		(11,104)	(580)	(2,172)
Net finance expense	12	(15,107)	(2,333)	(3,840)

Results of equity-accounted investments	28	(627)	(304)	251

Net income before income taxes		11,142	35,396	53,525

Income taxes	17	(3,537)	(10,401)	(16,770)

Net income for the year		7,605	24,995	36,755
Net income (loss) attributable to shareholders of Petrobras		7,528	24,884	36,623
Net income attributable to non-controlling interests		77	111	132
Basic and diluted earnings (losses) per common and preferred share - in U.S. dollars	32	0.58	1.91	2.81

The notes form an integral part of these consolidated financial statements.

INDEX

Consolidated Statements of Comprehensive Income

PETROBRAS

Years ended December 31, 2024, 2023 and 2022 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	2024	2023	2022
Net income for the year		7,605	24,995	36,755

Items that will not be reclassified to the statement of income:

Actuarial gains (losses) on post-employment defined benefit plans	18
Recognized in equity		3,279	(3,574)	(1,583)
Deferred income tax		(375)	271	212
		2,904	(3,303)	(1,371)

Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports	28
Recognized in equity		(15,627)	4,554	5,223
Reclassified to the statement of income		2,992	3,763	4,871
Deferred income tax		4,295	(2,830)	(3,432)
		(8,340)	5,487	6,662

Translation adjustments (1)
Recognized in equity		(2,290)	1,186	975

Share of other comprehensive income (loss) in equity-accounted investments	28
Recognized in equity		(261)	267	219

Other comprehensive income (loss)		(7,987)	3,637	6,485

Total comprehensive income (loss)		(382)	28,632	43,240
Comprehensive income attributable to shareholders of Petrobras		(373)	28,502	43,084
Comprehensive income (loss) attributable to non-controlling interests		(9)	130	156
(1) It includes foreign exchange differences from associates and joint ventures.
The notes form an integral part of these consolidated financial statements.

INDEX

Consolidated Statements of Cash Flows

PETROBRAS

Years ended December 31, 2024, 2023 and 2022 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	2024	2023	2022
Cash flows from operating activities
Net income for the year		7,605	24,995	36,755
Adjustments for:
Pension and medical benefits	18	2,934	1,542	1,228
Results of equity-accounted investments	28	627	304	(251)
Depreciation, depletion and amortization	35	12,479	13,280	13,218
Impairment of assets (reversals), net	25	1,531	2,680	1,315
Inventory write down (write-back) to net realizable value	15	(42)	(7)	11
Allowance for credit loss on trade and other receivables, net		260	40	65
Exploratory expenditure write-offs	26	482	421	691
Gain on disposal/write-offs of assets	11	(228)	(1,295)	(1,144)
Foreign exchange, indexation and finance charges		15,407	2,498	4,557
Income taxes	17	3,537	10,401	16,770
Revision and unwinding of discount on the provision for decommissioning costs		3,584	2,052	745
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation		−	−	(1)
Results from co-participation agreements in bid areas	11	(259)	(284)	(4,286)
Early termination and cash outflows revision of lease agreements	11	(349)	(415)	(629)
Losses with legal, administrative and arbitration proceedings, net	11	996	797	1,362
Decrease (Increase) in assets
Trade and other receivables		1,822	88	355
Inventories		(295)	1,564	(1,217)
Judicial deposits		229	(1,723)	(1,709)
Other assets		(165)	324	(413)
Increase (Decrease) in liabilities
Trade payables		986	(954)	(359)
Other taxes payable		(2,988)	(431)	(2,441)
Pension and medical benefits		(1,001)	(927)	(2,130)
Provisions for legal proceedings		(467)	(591)	(380)
Other employee benefits		(80)	356	(182)
Provision for decommissioning costs		(977)	(902)	(602)
Other liabilities		(737)	(569)	(95)
Income taxes paid		(6,907)	(10,032)	(11,516)
Net cash provided by operating activities		37,984	43,212	49,717
Cash flows from investing activities
Acquisition of PP&E and intangible assets		(14,644)	(12,114)	(9,581)
Acquisition of equity interests		(22)	(24)	(27)
Proceeds from disposal of assets - Divestment		863	3,606	4,846
Financial compensation from co-participation agreements		397	391	7,284
Investment in marketable securities		(109)	98	(3,328)
Dividends received		146	88	374
Net cash used in investing activities		(13,369)	(7,955)	(432)
Cash flows from financing activities
Changes in non-controlling interest		(84)	1	63
Proceeds from finance debt	30	2,129	2,210	2,880
Repayment of principal - finance debt	30	(6,536)	(4,193)	(9,334)
Repayment of interest - finance debt	30	(1,918)	(1,978)	(1,850)
Repayment of lease liability	31	(7,895)	(6,286)	(5,430)
Dividends paid to Shareholders of Petrobras	32	(18,327)	(19,670)	(37,701)
Share repurchase program	32	(380)	(735)	−
Dividends paid to non-controlling interests		(77)	(49)	(81)
Net cash used in financing activities		(33,088)	(30,700)	(51,453)
Effect of exchange rate changes on cash and cash equivalents		(983)	174	(316)
Net change in cash and cash equivalents		(9,456)	4,731	(2,484)
Cash and cash equivalents at the beginning of the year		12,727	7,996	10,480

Cash and cash equivalents at the end of the year		3,271	12,727	7,996
The notes form an integral part of these consolidated financial statements.

INDEX

Consolidated Statements of Changes in Shareholders’ Equity

PETROBRAS

Years ended December 31, 2024, 2023 and 2022 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital reserve, Capital Transactions and Treasury shares	Cumulative translation adjustments	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Profit Reserves	Retained earnings (losses)	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
Balance at January 1, 2022	107,380	(279)	1,143	(75,122)	(24,169)	(11,205)	(1,152)	72,811	−	69,407	405	69,812
		107,101	1,143				(111,648)	72,811	−	69,407	405	69,812
Capital transactions	−	−	1	−	−	−	−	−	−	1	(146)	(145)
Net income	−	−	−	−	−	−	−	−	36,623	36,623	132	36,755
Other comprehensive income (loss)	−	−	−	951	6,662	(1,371)	219	−	−	6,461	24	6,485
Additional dividends proposed	−	−	−	−	−	−	−	(6,688)	−	(6,688)	−	(6,688)
Expired unclaimed dividends	−	−	−	−	−	−	−	−	11	11	−	11
Appropriations:
Transfer to reserves	−	−	−	−	−	−	−	2,530	(2,530)	−	−	−
Dividends	−	−	−	−	−	−	−	(2,219)	(34,104)	(36,323)	(71)	(36,394)
Balance at December 31, 2022	107,380	(279)	1,144	(74,171)	(17,507)	(12,576)	(933)	66,434	−	69,492	344	69,836
		107,101	1,144				(105,187)	66,434	−	69,492	344	69,836
Treasury shares	−	−	(735)	−	−	−	−	−	−	(735)	−	(735)
Capital transactions	−	−	1	−	−	−	−	−	−	1	1	2
Net income	−	−	−	−	−	−	−	−	24,884	24,884	111	24,995
Other comprehensive income (loss)	−	−	−	1,167	5,487	(3,303)	267	−	−	3,618	19	3,637
Additional dividends proposed	−	−	−	−	−	−	−	(6,864)	−	(6,864)	−	(6,864)
Expired unclaimed dividends	−	−	−	−	−	−	−	−	7	7	−	7
Appropriations:
Transfer to reserves	−	−	−	−	−	−	−	10,137	(10,137)	−	−	−
Dividends	−	−	−	−	−	−	−	2,934	(14,754)	(11,820)	(83)	(11,903)
Balance at December 31, 2023	107,380	(279)	410	(73,004)	(12,020)	(15,879)	(666)	72,641	−	78,583	392	78,975
		107,101	410				(101,569)	72,641	−	78,583	392	78,975
Treasury shares	−	−	(381)	−	−	−	−	−	−	(381)	−	(381)
Capital transactions	−	−	−	−	−	−	−	−	−	−	(82)	(82)
Net income	−	−	−	−	−	−	−	−	7,528	7,528	77	7,605
Other comprehensive income (loss)	−	−	−	(2,204)	(8,340)	2,904	(261)	−	−	(7,901)	(86)	(7,987)
Additional dividends proposed		−	−	−	−	−	−	(7,178)	−	(7,178)	−	(7,178)
Expired unclaimed dividends	−	−	−	−	−	−	−	−	54	54	−	54
Appropriations:
Transfer to reserves	−	−	−	−	−	−	−	130	(130)	−	−	−
Dividends	−	−	−	−	−	−	−	(4,147)	(7,452)	(11,599)	(57)	(11,656)
Balance at December 31, 2024	107,380	(279)	29	(75,208)	(20,360)	(12,975)	(927)	61,446	−	59,106	244	59,350
		107,101	29				(109,470)	61,446	−	59,106	244	59,350

The notes form an integral part of these consolidated financial statements.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

1.	The Company and its operations

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

I – established by law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and

II – the cost and revenues thereof have been broken down and disseminated in a transparent manner.

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

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

2.	Basis of preparation
2.1.	Statement of compliance and authorization of consolidated financial statements

These consolidated financial statements have been prepared and are being presented in accordance with the IFRS accounting standards as issued by the International Accounting Standards Board (IASB).

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

These consolidated financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on April 3, 2025.

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

U.S. Dollar / Brazilian Real	Dec/24	Sep/24	Jun/24	Mar/24	Dec/23	Sep/23	Jun/23	Mar/23	Dec/22	Sep/22	Jun/22	Mar/22
Quarterly average exchange rate	5.84	5.55	5.21	4.95	4.96	4.88	4.95	5.20	5.26	5.25	4.93	5.23
Period-end exchange rate	6.19	5.45	5.56	5.00	4.84	5.01	4.82	5.08	5.22	5.41	5.24	4.74

3.	Material accounting policies

To aid cohesion and comprehension, the significant accounting policies are set out at the end of each explanatory note to which they relate.

4.	Judgments and sources of estimation uncertainty

The preparation of the consolidated financial information requires the use of estimates and judgments for certain transactions. The following are the key judgments and the main sources of estimation uncertainty with a significant risk of causing material adjustments to the Company's key accounting estimates over the next fiscal year.

4.1.	Recognition of exploration costs and oil and natural gas reserve estimates

After obtaining the legal rights to explore a specific area, the Company uses the successful efforts method to recognize costs incurred in connection with the exploration and evaluation of mineral resources, before demonstrating technical and commercial feasibility of extracting those resources. This method requires a direct relationship between costs incurred and mineral resources for these costs to be characterized as assets. The types of exploration costs and their respective recognition are presented in note 26.

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

INDEX

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

The Company also determines reserves according to the criteria of the National Agency for Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers (ANP/SPE). The main differences between these criteria and the SEC criterion are related to the use of different economic assumptions and the possibility of considering as reserves, in the ANP/SPE criteria, the volumes expected to be produced beyond the concession contract expiration date in fields in Brazil, according to the ANP technical reserves regulations.

4.2.	Impairment testing
4.2.1.Sources	of estimation uncertainty related to impairment testing

Impairment testing involves uncertainties mainly related to: (a) the average Brent prices and to the Brazilian real/U.S. dollar average exchange rate, whose estimates are relevant to virtually all of the Company's operating segments; (b) discount rates; and (c) estimated proved and probable reserves (according to the criteria established by the ANP/SPE, as described in note 4.1). A significant number of interdependent variables used to determine value in use are derived from these key assumptions, and their application in impairment testing involves a high degree of complexity. Value in use represents the present value of estimated future cash flows originating from an asset or a cash-generating units (CGU).

A sensitivity analysis for assets or CGUs most sensitive to future impairment losses or reversals in the next year is presented in note 25.

Average Brent prices and average exchange rate

The markets for crude oil and natural gas have a history of significant price volatility and, although prices can drop or increase precipitously, industry prices over the long term tend to be driven by market supply and demand fundamentals.

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

Note 25 presents Brent prices and exchange rate estimates of the Company.

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

Note 25 presents the main discount rates applied in impairment tests.

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

INDEX

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

4.2.2.Identifying	cash-generating units for impairment testing

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

The primary considerations in identifying the CGUs are set out as follows:

a)	Exploration and Production (E&P) CGUs:
i)	Crude oil and natural gas producing properties - individual CGUs: comprise assets related to exploration and production development of a field or a cluster (group of two or more fields) in Brazil and abroad. At December 31, 2024, there are 30 fields and 15 clusters representing different Exploration and Production CGUs in Brazil.
ii)	Equipment not related to crude oil and natural gas producing properties: comprise assets that ceased operation, such as platforms, drilling rigs and other assets which are not part of any CGU and are assessed for impairment separately.
b)	Refining, transportation and marketing (RT&M) CGUs:

i) CGU Set of refining and logistics assets: comprises refineries, terminals and pipelines, as well as logistics assets operated by Transpetro. The combined and centralized operation of such assets aims at serving the market at the lowest overall costs and preserving the strategic value of the whole set of assets in the long term. The operational planning is made in a centralized manner and these assets are not managed, measured or evaluated by their individual results. Refineries do not have autonomy to choose the oil to be processed, the mix of oil products to produce, the markets in which these products will be traded, which amounts will be exported, which intermediaries will be received and to decide the sale prices of oil products. Operational decisions are analyzed through an integrated model of operational planning for market supply, considering all the options for production, imports, exports, logistics and inventories, seeking to maximize the Company’s global performance. The decision on new investments is not based on the individual assessment of the asset where the project will be installed, but on the additional result for the CGU as a whole. The model that supports the entire planning, used in technical and economic feasibility studies of new investments in refining and logistics, seeks to allocate a certain type of oil, or a mix of oil products, define market supply (area of influence), aiming at achieving the best integrated results. Pipelines and terminals are a complementary and interdependent portion of the refining assets, required to supply the market.

ii) CGU Boaventura Energy Complex - Utilities: composed of assets that supports the natural gas processing plant (UPGN) of the route 3 integrated project;

iii) CGU Boaventura Energy Complex - Refining: set of assets that remain in hibernation and are being evaluated for use in other projects.

iv) CGU Second Refining Unit of RNEST: comprises assets of the second refining unit of Abreu e Lima refinery and associated infrastructure;

v) CGU Transportation: comprises assets relating to Transpetro’s fleet of vessels;

vi) CGU Hidrovia: comprises the fleet of vessels under construction of the Hidrovia project (transportation of ethanol along the Tietê River);

vii) Nitrogen fertilizer plants: each plant represents individual CGUs, whether it is hibernated or in operation; and

viii) Other RT&M CGUs: operations abroad defined as the smallest group of assets that generates independent cash flows.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

c)	Gas and Low Carbon Energies (G&LCE) CGUs:

i) CGU Integrated Systems: set of assets formed by natural gas processing plants in Itaboraí, Cabiúnas and Caraguatatuba, grouped together due to the contractual characteristics of the Integrated Processing System and the Integrated Transportation System;

ii) CGUs of Natural Gas Processing Plants: each remaining natural gas processing plant represents a separate CGU;

iii) CGU Set of thermoelectric power generation plants (UTEs): the operation and trade of energy of this CGU are carried out and coordinated in an integrated manner. The economic results of each of these plants in the integrated portfolio are highly dependent on each other, due to operational optimization aimed at maximizing the overall result;

iv) CGU Biodiesel: set of assets comprising the biodiesel plants, reflecting the production planning and operation process, that takes into consideration domestic market conditions, the production capacity of each plant, as well as the results of biofuels auctions and raw materials supply;

v) CGU Quixadá: comprises the assets of biofuel plant located in the city of Quixadá, state of Ceará;

vi) Other G&LCE CGUs: operations abroad defined as the smallest group of assets that generates largely independent cash flows.

Further information on impairment testing is set out in note 25.

4.3.	Sources of estimation uncertainty related to depreciation, depletion and amortization

As presented in note 23, assets directly related to the oil and gas production are depleted using the units of production method, calculated by monthly production over the respective developed proved reserves, except for the signature bonuses, which are calculated over total proved reserves.

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

Estimates of proved reserves volumes used in the units of production method are prepared by Company’s technicians according to the SEC definitions (as described in note 4.1). Revisions to the Company’s proved developed and undeveloped reserves impact prospectively the amounts of depreciation, depletion and amortization recognized in the statement of income and the carrying amounts of oil and gas properties assets. Information on uncertainties related to reserve volume estimates are presented in note 4.1.

Therefore, assuming all other variables remain constant, a decrease in estimated proved reserves would increase, prospectively, depreciation, depletion and amortization expense, while an increase in reserves would reduce depreciation, depletion and amortization.

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

The actuarial obligations and net expenses related to defined benefit pension and health care post-employment plans are computed based on several financial and demographic assumptions, of which the most significant are:

a) Discount rate: comprises the projected future inflation in addition to an equivalent discounted interest rate that matches the duration of the pension and health care obligations with the future yield curve of long-term Brazilian Government Bonds; and

b) Medical and hospital costs changes rate: comprise the projected growth rates based on per capita health care benefits paid over the last five years, which are used as a basis for projections, converged to the general price inflation index within 30 years.

These and other actuarial assumptions are revised at least annually and may differ materially from actual results due to changes in market and economic conditions.

The measurement uncertainties associated with the defined benefit obligation and a sensitivity analysis of discount rates and changes in medical costs are disclosed in notes 18.3.6 and 18.3.7, respectively.

INDEX

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

The calculation to determine the amounts to be provisioned are complex, since: i) the obligations are long-term; ii) the contracts and regulations contain subjective definitions of the removal and remediation practices and criteria involved when the events occur; and iii) asset removal technologies and costs are constantly changing, along with regulations, environmental, safety and public relations considerations. Additionally, abandonment costs are mostly denominated in U.S. dollars, which may result in significant changes in the estimates due to changes in the exchange rates overtime.

The Company constantly conducts studies to incorporate technologies and procedures to optimize the process of abandonment, considering industry best practices. However, the timing and amounts of future cash flows are subject to significant uncertainty.

In the event of a total or partial sale of interest in E&P contracts, the Company remains jointly liable for decommissioning costs after its production has ceased, if the purchaser fails to comply with this obligation, as determined by the ANP.

Note 20 provides further information about provision for decommissioning costs.

4.7.	Sources of estimation uncertainty related to leases

The Company uses incremental borrowing rates to determine the present value of the lease payments, when the interest rate implicit in the lease cannot be readily determined.

The determination of incremental rates requires estimates based on corporate funding rates (obtained from the yields on bonds issued by Petrobras), which take into account the risk-free rate and the Company's credit risk premium, adjusted to reflect the specific conditions and characteristics of the lease, such as the risk of the country's economic environment, guarantees, currency and duration of the payment flow.

The present value of lease liabilities is determined based on the incremental rates estimated at the start date of each lease. Therefore, even in cases where lease agreements have similar characteristics, their cash flows may be discounted at significantly different incremental rates depending on the Company's corporate funding rates on the start date of each lease.

Note 31 presents information on lease arrangements by class of underlying assets.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

4.8.	Sources of estimation uncertainty related to cash flow hedge accounting involving the Company’s future exports

The Company determines its “highly probable future exports” based on its current Business Plan and on short-term estimates on a monthly basis. The highly probable future exports are determined by a percentage of projected export revenues.

The estimate of the amount of highly probable future exports considers future uncertainty regarding the Brent oil prices, oil production and demand for products in a model which optimizes the Company's operations and investments, in addition to considering the historical profile of exported volume in relation to total oil production.

As described in note 33.4.1, foreign exchange gains and losses relating to the effective portion of hedging instruments are recognized in other comprehensive income and reclassified to the statement of income within finance income (expense) in the periods when the hedged item affects the statement of income. However, if future exports for which foreign exchange gains and losses hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from other comprehensive income to the statement of income.

For the long-term, future exports forecasts are reviewed whenever the Company reviews its Strategic Plan assumptions, while for the short-term future exports are reviewed monthly. The approach for determining highly probable future exports is reviewed annually, at least.

See note 33.4.1 for more detailed information about cash flow hedge accounting and a sensitivity analysis of the cash flow hedge involving future exports.

4.9.	Sources of estimation uncertainty related to income taxes

Income taxes rules and regulations may be interpreted differently by tax authorities, and situations may arise in which these interpretations differ from the Company's understanding.

Uncertainties over income taxes treatments represent the risks that the tax authority does not accept a certain tax treatment applied by the Company, mainly related to different interpretations of deductions and additions to the income taxes (Imposto de Renda sobre Pessoa Jurídica - IRPJ and Contribuição Social sobre Lucro Líquido – CSLL) calculation basis. The Company evaluates each uncertain tax treatment separately or in a group where there is interdependence in relation to the expected result.

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

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Notes 14.2 and 14.3 provide details on the expected credit losses recognized by the Company.

4.11.	Sources of estimation uncertainty related to the compensation for the surplus volume for the Transfer of Rights Agreement

As a result of the Second Bidding Round for the Surplus Volume of the Transfer of Rights Agreement under the Production Sharing regime, the Company signed amendments and new agreements in 2022 with partners in the Atapu and Sépia fields. These agreements provide, in addition to the compensation already received upon signature, possible additional amounts receivable that may be owed to the Company, according to the conditions described in note 29.3.

Additionally, over the last few years the Company has sold assets considered non-strategic and established partnerships in E&P assets aiming, among other objectives, at sharing risks and developing new technologies. Such transactions were carried out through partnerships (note 27) and divestments, with procedures aligned with current legislation and regulatory bodies. In some of these transactions, contingent receipts are also provided for, subject to contractual clauses (note 29.3).

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

The following information used in relevant accounting estimates of the Company is largely determined based on the assumptions and projections of the Petrobras Business Plan (PN):

•	value in use for impairment of assets testing purposes (note 4.2.1);
•	timing and costs used in measuring the provision for decommissioning costs (note 4.6);
•	highly probable future exports used in cash flow hedge accounting involving the Company’s future exports (note 4.8); and
•	useful life of PP&E and intangible assets used in measuring depreciation, depletion and amortization expenses (notes 23 and 24).

As presented in the following topic, the Company considered the effects related to climate risks in its Business Plan approved by the Board of Directors, which is updated annually, including actions to achieve its climate commitments and its long-term ambition to neutralize Greenhouse Gas (GHG) emissions in activities under its control (scopes 11 and 22) by 2050.

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

1 direct GHG emissions, which occur from energy sources that are owned or controlled by the Company.

2 Indirect GHG emissions, which come from energy sources purchased and consumed by the Company, which occur at the facilities where the energy sources are generated.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Risk	Description	Time length (2)
Market

Increasing demand for energy and products with lower carbon intensity leading to a reduction in oil demand, a consequent decline in prices of fossil fuel products. Preference for fossil fuel products with lower GHG intensity in production processes.

In Brazil: the demand for our products may be affected, for example, by the increase in demand for alternative fuels, also stimulated by public policies such as the Fuel of the Future Law(1) program, among others.

Medium to long-term
Technological	Loss of competitiveness due to the non-implementation or implementation of inefficient or non-effective technologies to reduce emissions from our operations and products.	Medium to long-term
Regulatory

Stricter regulations for controls over GHG emissions and other requirements related to climate change, which may cause operational restrictions and financial penalties for our activities.

In Brazil, one example is the regulation for the adoption of a carbon pricing instrument, considering Law No. 15,042 in 2024, which establishes the Brazilian Greenhouse Gas Emissions Trading System (SBCE), resulting in additional costs for our operations.

Medium to long-term
Legal and Reputational	Litigation and/or reputational damage due to non-compliance with climate commitments.	Medium-term

(1) Legislation that aligns a series of initiatives to stimulate and guide the production of biofuels and reduce greenhouse gas (GHG) emissions, encompassing the National Program for Sustainable Aviation Fuel (ProBioQAV), the National Green Diesel Program (PNDV), and the National Decarbonization Program for Natural Gas Producers and Importers and Incentives for Biomethane. Additionally, it modifies the maximum and minimum limits of the ethanol blend in gasoline and the biodiesel blend in diesel fuel and provides for the regulation and oversight of carbon dioxide capture and geological storage activities, as well as the regulation of synthetic fuel production and commercialization. It also promotes the integration of initiatives and measures adopted under the National Biofuels Policy (RenovaBio), the Green and Innovation Mobility Program (Programa Mover), the Brazilian Vehicle Labeling Program (PBEV), and the Vehicle Emissions Control Program (Proconve).

(2) Criteria adopted for the time horizon: short term (1 year), medium term (between 1 and 5 years), and long term (more than 5 years).

The risks above were considered in the development of the Company's Business Plan 2025-2029 (PN 25-29). Such consideration was based on the following external environment assumptions that reflect the dynamics of the energy sector:

•	Moderate economic growth compared to the recent past;
•	Shifts in consumption habits and behaviors;
•	Public policies focusing on mobility, air quality and adaptation of urban infrastructure to climate change;
•	International coordination in efforts to reduce GHG emissions;
•	Reduction in the GHG emissions;
•	Regulations in favor of energy transition and decarbonization, which will drive the reduction of fossil fuel consumption; and
•	Diffusion of end-use technologies that reduce the need for fossil fuel consumption.

As a result of this, demand and prices, both domestic and international, of the main products considered in the PN 25-29 are negatively affected.

In 2024, the Company adopted three distinct scenarios that are used for different purposes in its planning activities. These scenarios are called Adaptation, Negotiation, and Commitment. In all of them, there is a slowdown and subsequent contraction of fossil fuel sources. The Negotiation scenario, which is used as a reference scenario for quantifying the Company's Business Plan, considers that fossil fuels, which currently represent approximately 80% of the world’s primary energy sources, will represent around 48% by 2050. The share of oil will decrease from the current 30% to around 20% of the world’s primary energy sources.

The Brent price considered in the reference scenario of the Business Plan decreases from US$80 per barrel in 2024 to US$65 per barrel in 2050. For additional information about the behavior of the Brent price, considered in the Company's Business Plan reference scenario, please see note 25. The following table compares the oil price used in the reference scenario of the Strategic Plan for the years 2030 and 2050 with those projected in the Announced Pledges Scenario (APS) and Net Zero Emission (NZE) scenarios by the International Energy Agency (IEA), even though they are not directly used by the Company:

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Brent price US$/Barrel	2030	2050
PN	65	65
APS	72	58
NZE	42	25

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

The Business Plan also includes Company's actions to achieve the carbon sustainability commitments, such as low-carbon Research and Development (R&D) projects and decarbonization projects for operations. These actions aim to address transition risks as well as reflect climate opportunities.

The Company's accounting estimates did not incorporate the effect of carbon pricing. Currently, there are uncertainties regarding the structure and dynamics of a future carbon market in Brazil, and there is no sufficient and reliable information available to assess the effects of carbon price.

The Company's accounting estimates did not incorporate the effect of carbon pricing. Currently, due to uncertainties regarding the implementation and dynamics of the carbon market in Brazil, the Company considers it necessary to await the regulation of Law No. 15,042 in 2024, which establishes the SBCE. This regulation will provide the necessary and sufficient details to reliably and reasonably assess the impact on the cash flows of Petrobras's assets and its CGUs.

a.1) Potential effects on the value in use in impairment tests

When measuring the value in use of its assets, the Company bases its cash flow projections on reasonable and supportable assumptions that represent management's best estimate of the range of economic conditions.

A faster transition to a low-carbon economy than projected in the Business Plan could result in Brent prices and demand for the Company’s products that are lower than the ones considered to estimate the value in use of the Company’s assets for impairment testing purposes.

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

Using the prices in the APS and NZE scenarios to perform a sensitivity analysis on projected gross revenues deducted of production taxes, net of income taxes, and keeping unchanged all other components, variables, assumptions and data for calculating the recoverable amount, the Company's E&P segment, regarding the impairment loss recognized by the Company, as disclosed in note 25, would have additional impairment reversal of US$ 438 in the APS scenario and additional impairment losses US$ 11,224 in the NZE scenario, concentrated in the Campos basin fields.

The Company does not consider this sensitivity analysis, based on APS and NZE Brent price scenarios, to be the best estimates to determine expected effects on the recoverable amount of assets, sales revenues or net income.

Considering that the Company did not incorporate in its accounting estimates the carbon price effects, the Company carried out a sensitivity analysis of the effect of GHG emissions pricing costs on the impairment test of assets in the E&P segment in Brazil, considering a monetary charge per ton of CO2 emission starting from 2030, and the existence of free emission allowances.

In this context, using a base price of US$ 10/CO2 in 2030, US$ 49.7/CO2 in 2035, US$ 68/CO2 in 2040, US$ 84.8/CO2 in 2045, and US$ 100.3/CO2 in 2050, including gradual emission exemptions, to simulate additional cash outflows (net of income taxes), and keeping all other components, variables, assumptions and data for the calculation of recoverable amount unchanged, the E&P segment would have an additional US$ 232 impairment loss.

The Company does not consider this sensitivity analysis of the effect of greenhouse gas emissions pricing costs on the impairment test of assets to be the best estimate to determine expected effects on the recoverable amount, neither the estimated effects on expenses nor net income.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

a.2) Potential effects on decommissioning costs

Due to its operations, the Company has legal obligations to remove equipment and restore onshore and offshore areas. On December 31, 2024, the provision for decommissioning costs recognized by the Company totaled US$ 26,203, as set out in Note 20. On an undiscounted basis the nominal amount would be US$ 51,953.

The estimated timing used by the Company to account for decommissioning costs are consistent with the useful lives of the related assets. The average decommissioning period of oil and gas assets weighted by the carrying amounts of such assets is 14 years.

During 2024, there were no issuances of government regulations related to climate matters that changed or had potential to change the period for decommissioning the Company's assets, as well as no identification any triggers that would accelerate the expected dates for decommissioning the Company's assets due to the Company’s climate goals and ambition to neutralize GHG emissions in activities under its control (scopes 1 and 2) by 2050.

A transition to a low-carbon economy that is faster than anticipated by the Company may accelerate the timing to remove equipment and restore onshore or offshore areas. Such acceleration would increase the present value of the decommissioning obligations recognized by the Company.

To illustrate the effect of a possible acceleration of the transition to a low-carbon economy, the Company estimates that the provision for decommissioning costs would increase by US$ 1,096, US$ 3,553 and US$ 5,913 if the timing currently used were brought forward by one, three and five years, respectively. This sensitivity analysis assumed that all other components, variables, assumptions and data for calculating the provision remained unchanged. The year ranges used are not intended to be predictions of likely future events or outcomes.

a.3) Potential effects on “highly probable future exports” used in cash flow hedge accounting involving the Company's future exports

A transition to a low-carbon economy that is faster than it was anticipated by the Company may negatively effect the Company's future exports. Such effect may result in certain exports, whose foreign exchange gains or losses were designated for hedge accounting, no longer be considered highly probable, but remain forecasted, or, depending on the magnitude of the transition and its speed, cease to be considered forecasted. The consequences of such effects are described in the accounting policy of note 33.4.1 (a) involving the Company's future exports.

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

Using the prices in the APS and NZE scenarios we carried out a sensitivity analysis to simulate the need to reclassify the foreign exchange gains or losses recorded in equity to the statement of income. Such analysis simulated a new future cash flow from exports, changing only the oil price, keeping all other components, variables, assumptions and data unchanged. In such an analysis, it would be necessary to reclassify the foreign exchange losses, in the amount of US$ 10 (R$ 61 million), recorded in equity to the statement of income in the NZE scenario.

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

Assets directly related to the production of oil and gas in a contracted area are depleted using the units of production method and depreciated or amortized using the straight-line method. As of December 31, 2024, the carrying amount of these assets in operation in Brazil is US$ 90,452. Such assets do not have a useful life ending in or after 2050.

As mentioned in item “Transition risk to low carbon economy”, the reference scenario of the Strategic Plan indicates that there will be persistent global demand for oil in the coming decades. Additionally, calculations of expected production and oil and gas reserves in this scenario consider the effects of the transition to a low-carbon economy.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The Company's refining plants consist of 10 refineries in Brazil. Based on the current depreciation rates of the assets in operation applied to the respective carrying amounts at December 31, 2024, which amounts to US$ 9,220, and assuming no additional investment, these refineries would have no material depreciation amounts after 2050.

The Company estimates persistent demand for oil products in the coming decades, although decreasing, which should be progressively supplied by models with lower carbon intensity. Thus, the depreciation rates used by the Company for the refining plants are in line with the transition to a low-carbon economy.

The Gas and Energy assets in Brazil, including thermoelectric power plants, are depreciated using the linear method. Based on the current depreciation rates of the assets in operation applied to their respective carrying amounts as of December 31, 2024, totaling US$ 3,457, and assuming no additional investment, these assets would have no material depreciation amounts after 2050.

In this context, based on available information, the Company does not foresee significant changes in the useful life of its refineries, assets directly related to oil and gas production and those related to the Gas and Energy arising from the transition to a low-carbon economy. Such assets represent 92% of the Company's total assets in operation.

b)	Physical Risks

Physical risks result from climate change that can be event-driven (acute physical risk) or from long-term shifts in climate patterns (chronic physical risk). In this category, the Company does not foresee that changes caused by climate change will have a material effect on accounting estimates, considering the risks currently identified.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

6.	New standards and interpretations
6.1.	New International Financial Reporting Standards not yet adopted

Standard	Description	Effective on
Lack of Exchangeability - Amendments to IAS 21

The amendments establish that when one currency is not exchangeable for another on the measurement date, the spot exchange rate must be estimated. In addition, they provide guidance on how to assess exchangeability between currencies and how to determine the spot exchange rate when exchangeability is absent. When the spot exchange rate is estimated because a currency is not exchangeable for another currency, information must be disclosed to allow the understanding of how the currency not exchangeable for another currency affects, or is expected to affect, the statements of income, the statement of financial position and the statement of cash flows.

January 1, 2025, with specific transition rules.
Annual Improvements – Volume 11	The amendments alter certain requirements related to: transaction price and derecognition of lease liabilities (IFRS 9 - Financial Instruments); cost method (IAS 7 - Statement of Cash Flows); disclosure of gain or loss on derecognition of assets; and credit risk disclosures (IFRS 7 - Financial Instruments: Disclosures); determination of a ‘de facto agent’ (IFRS 10 - Consolidated Financial Statements); and hedge accounting by a first-time adopter (IFRS 1 - First-time Adoption of International Financial Reporting Standards).	January 1, 2026, with specific transition rules.
Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7

The amendments to IFRS 9 provide clarifications on: assessment of contractual cash flows for asset classification; financial assets with non-recourse features, and contractually linked instruments. They also provide clarifications on the date of initial recognition or derecognition of financial assets and financial liabilities, and the possibility of derecognizing financial liabilities that will be settled in cash through an electronic payment system before the settlement date, provided that certain criteria are met. The amendments to IFRS 7 introduce new disclosure requirements.

January 1, 2026, retrospective application with specific transition rules.
Nature-dependent Electricity Contracts - Amendments to IFRS 9 and IFRS 7	The amendments introduce changes to IFRS 9 and IFRS 7 to help companies better report nature-dependent electricity contracts. These amendments comprise: clarifying the application of the ‘own-use’ requirements; permission of hedge accounting if these contracts are used as hedging instruments; and additional disclosure requirements.	January 1, 2026, retrospective application with specific transition rules.
IFRS 18 - Presentation and Disclosure in Financial Statements

IFRS 18 establishes new requirements for the presentation and disclosure of financial statements, replacing IAS 1 - Presentation of Financial Statements. Among others, new requirements were included on:

a. Presentation of the statement of income, including the obligation to classify all income and expenses into one of five categories: operating, investing, financing, income taxes and discontinued operations;

b. Disclosure of performance measures defined by management;

c. Guidance on aggregation or disaggregation of information; and

d. New disclosure requirements.

In addition, certain changes were made to other standards, including accounting requirements related to the statement of cash flows, such as the exclusion of the optionality of the classification of cash flows from dividends and interest.

January 1, 2027, retrospective application with specific transition rules.
IFRS 19 - Subsidiaries without Public Accountability: Disclosures

IFRS 19 is a voluntary standard that enables eligible entities to provide reduced disclosures when applying IFRS accounting standards in their financial statements. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, must not have a public accountability and must have a parent company (ultimate or intermediate) that prepares consolidated financial statements, available for public use and complying with IFRS accounting standards.

January 1, 2027, with specific transition rules.

Regarding the amendment effective as of January 1, 2025, according to the assessment made, the Company estimates that there will be no significant effects arising from the initial application on its consolidated financial statements.

In relation to the amendments effective as of January 1, 2026, the Company is assessing the effects that they will have on its consolidated financial statements.

INDEX

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

The financial strategy of the Strategic Plan 2025-2029 (“Strategic Plan”) is focused on:

•	cash generation greater than investments and financial liabilities;
•	high-return investments approved by management only when a positive net present value is expected when using a brent oil price scenario of US$45 per barrel;
•	efficient and more flexible capital structure, with low leverage in challenging scenarios; and
•	distribution of dividends according to the current shareholders remuneration policy, with the possibility of extraordinary payments.

For the gross debt (composed of current and non-current finance debt and lease liability) the ceiling target was increased to US$ 75,000, converging to US$ 65,000 in the long-term.

As of December 31, 2024, gross debt decreased to US$ 60,311, from US$ 62,600 as of December 31, 2023, remaining within the range defined in the Company’s Strategic Plan.

This measure is not defined according to the International Financial Reporting Standards - IFRS and should not be considered in isolation or as a replacement for debt metrics under the IFRS, nor should it be used as a basis for comparison with the indicators of other companies.

8.	Cash and cash equivalents and marketable securities
8.1.	Cash and cash equivalents

They include cash, available bank deposits and short-term financial investments with high liquidity, which meet the definition of cash equivalents.

	12.31.2024	12.31.2023
Cash at bank and in hand	136	103
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	1,453	1,742
Other investment funds	186	279
	1,639	2,021
- Abroad
Time deposits	728	7,737
Automatic investing accounts and interest checking accounts	726	2,852
Other financial investments	42	14
	1,496	10,603
Total short-term financial investments	3,135	12,624
Total cash and cash equivalents	3,271	12,727

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

The main use of these funds in 2024 were for payment of dividends and share repurchase program of US$ 18,784, repayment of principal and interests related to finance debt and repayment of lease liability, amounting to US$ 16,349, as well as for acquisition of PP&E and intangible assets in the amount of US$ 14,644.

Cash and cash equivalents were mainly provided by operating activities (US$ 37,984), proceeds from finance debt (US$ 2,129), proceeds from disposal of assets - divestment (US$ 863) and financial compensation from co-participation agreements (US$ 397).

INDEX

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

8.2.	Marketable securities

			12.31.2024			12.31.2023
	In Brazil	Abroad	Total	In Brazil	Abroad	Total
Fair value through profit or loss	531	−	531	926	−	926
Amortized cost - Bank Deposit Certificates and time deposits	2,263	2,006	4,269	4,249	−	4,249
Amortized cost - Others	45	−	45	53	−	53
Total	2,839	2,006	4,845	5,228	−	5,228
Current	2,257	2,006	4,263	2,819	−	2,819
Non-current	582	−	582	2,409	−	2,409

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (amounts determined by level 1 of the fair value hierarchy). These financial investments have maturities of more than three months.

Securities classified as amortized cost refer to investments in Brazil in floating rate Bank Deposit Certificates with daily liquidity, with initial maturities between one and two years, and to investments abroad in time deposits with maturities of more than three months from the contracting date.

Accounting policy for marketable securities

The amounts invested in operations with terms of more than three months, as from the date of the agreement, are initially measured at fair value and subsequently according to their respective classifications, which are based on the way in which these funds are managed and their features of contractual cash flows:

•	Amortized cost – financial assets that give rise, on specified dates, to cash flows represented exclusively by payments of principal and interest on the outstanding principal amount, the purpose of which is to receive its contractual cash flows. They are presented in current and in non-current assets according to their expectation of realization. Interest income from these investments is calculated using the effective interest rate method.
•	Fair value through profit or loss – financial assets whose purpose is to receive from its sale. They are presented in current assets due to the expectation of realization within 12 months of the reporting date.

9.              Sales revenues

9.1.	Revenues from contracts with customers

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

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2024	2023	2022
Diesel	27,522	32,260	40,149
Gasoline	12,692	14,309	16,175
Liquefied petroleum gas	3,166	3,506	5,121
Jet fuel	4,518	5,015	5,423
Naphtha	1,869	1,837	2,396
Fuel oil (including bunker fuel)	976	1,158	1,411
Other oil products	4,273	4,428	5,536
Subtotal oil products	55,016	62,513	76,211
Natural gas	4,707	5,632	7,673
Crude oil	4,334	5,475	7,719
Renewables and nitrogen products	223	94	283
Breakage	439	860	669
Electricity	744	657	694
Services, agency and others	812	1,059	1,043
Domestic market	66,275	76,290	94,292

Exports	24,251	25,012	27,497
Crude oil	18,290	18,447	19,332
Fuel oil (including bunker fuel)	4,775	5,114	7,399
Other oil products and other products	1,186	1,451	766
Sales abroad (1)	890	1,107	2,685
Foreign market	25,141	26,119	30,182
Sales revenues	91,416	102,409	124,474
(1) Sales revenues from operations outside of Brazil, including trading and excluding exports.

As of December 31, 2024, the composition of sales revenues by shipping destination is presented as follows:

	2024	2023	2022
Domestic market	66,275	76,290	94,292
China	7,701	7,232	6,389
Americas (except United States)	3,610	4,846	7,166
Europe	5,440	5,534	5,932
Asia (except China and Singapore)	1,989	1,447	1,505
United States	3,471	3,924	4,914
Singapore	2,883	3,063	4,271
Others	47	73	5
Foreign market	25,141	26,119	30,182
Sales revenues	91,416	102,409	124,474

In 2024, sales to two clients of the refining, transportation and marketing (RT&M) segment represented individually 15% and 10% of the Company’s sales revenues; in 2023, sales to two clients of the RT&M segment represented individually 16% and 11% of the Company’s sales revenues; and in 2022, sales to two clients of the RT&M segment represented individually 15% and 11% of the Company’s sales revenues.

9.2.	Remaining performance obligations

The Company is party to sales contracts signed through December 31, 2024 with original expected duration of more than 1 year, which define the volume and timing of goods or services to be delivered during the term of the contract, and the payment terms for these future sales.

The estimated remaining values of these contracts in 2024 presented below are based on the contractually agreed future sales volumes, as well as prices prevailing at December 31, 2024 or practiced in recent sales reflecting more directly observable information:

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Expected recognition within 1 year	Expected recognition after 1 year	Total
Domestic market
Gasoline	10,466	88	10,554
Diesel	22,885	-	22,885
Natural gas	6,584	26,764	33,348
Liquefied petroleum gas	2,929	-	2,929
Services and others	1,416	917	2,333
Ethanol, nitrogen products and renewables	47	-	47
Naphtha	1,379	-	1,379
Electricity	270	3,736	4,006
Other oil products	1,448	2,250	3,698
Jet fuel	991	-	991
Foreign market
Exports	2,815	2,685	5,500
Total	51,230	36,440	87,670

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

The balance of contract liabilities carried on the statement of financial position in 2024 amounted to US$ 64 (US$ 115 in 2023). This amount is classified as other current liabilities and primarily comprises advances from customers in ship and take or pay contracts to be recognized as revenue based on future sales of natural gas or following the non-exercise of the right by the customer.

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

Sales are carried out in short terms of receipt, thus there are no significant financing components.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

10.	Costs and expenses by nature
10.1.	Cost of sales

	2024	2023	2022
Raw material, products for resale, materials and third-party services (1)	(22,368)	(21,912)	(33,196)
Acquisitions	(16,278)	(16,198)	(26,609)
Crude oil imports	(9,458)	(9,358)	(11,212)
Oil products imports	(5,080)	(4,649)	(8,869)
Natural gas imports	(1,740)	(2,191)	(6,528)
Third-party services and others	(6,090)	(5,714)	(6,587)
Depreciation, depletion and amortization	(9,777)	(10,779)	(10,514)
Production taxes	(11,392)	(12,108)	(14,953)
Employee compensation	(1,888)	(1,690)	(1,665)
Inventory turnover	(19)	(1,946)	842
Total	(45,444)	(48,435)	(59,486)
(1) It Includes short-term leases.

10.2.	Selling expenses

	2024	2023	2022
Materials, third-party services, freight, rent and other related costs	(4,080)	(4,296)	(3,987)
Depreciation, depletion and amortization	(670)	(609)	(789)
Reversal (allowance) for expected credit losses	2	(22)	(58)
Employee compensation	(126)	(111)	(97)
Total	(4,874)	(5,038)	(4,931)

10.3.	General and administrative expenses

	2024	2023	2022
Employee compensation	(1,204)	(1,036)	(865)
Materials, third-party services, rent and other related costs	(495)	(435)	(362)
Depreciation, depletion and amortization	(146)	(123)	(105)
Total	(1,845)	(1,594)	(1,332)

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

11.	Other income and expenses, net

	2024	2023	2022
Stoppages for asset maintenance and pre-operating expenses	(2,617)	(2,205)	(1,834)
Losses on decommissioning of returned/abandoned areas	(2,584)	(1,195)	(225)
Pension and medical benefits - retirees	(2,196)	(1,172)	(1,015)
Losses with legal, administrative and arbitration proceedings	(996)	(797)	(1,362)
Variable compensation programs (1)	(932)	(1,011)	(678)
Allowance (reversals) for credit loss on trade and other receivables, net	(260)	(18)	3
Institutional relations and cultural projects	(224)	(156)	(103)
Operating expenses with thermoelectric power plants	(221)	(189)	(150)
Expenses with contractual fines received	(136)	(199)	(91)
Compensation for the termination of vessel charter agreements	(19)	(331)	(13)
Collective bargaining agreement	(8)	(217)	-
Gains (losses) with commodities derivatives	42	11	(256)
Amounts recovered from Lava Jato investigation	60	109	96
Government grants	161	315	471
Ship/take or pay agreements	219	238	105
Results on disposal/write-offs of assets	228	1,295	1,144
Fines imposed on suppliers	249	239	228
Results from co-participation agreements in bid areas	259	284	4,286
Results of non-core activities	261	170	168
Early termination and changes to cash flow estimates of leases	349	415	629
Reimbursements from E&P partnership operations	493	571	683
Others	(21)	(188)	(264)
Total	(7,893)	(4,031)	1,822
(1) It comprises Profit Sharing (PLR) and Performance Award Program (PRD), as described in note 18.

12.	Net finance income (expense)

	2024	2023	2022
Finance income	1,954	2,169	1,832
Income from investments and marketable securities (Government Bonds)	1,507	1,657	1,159
Other finance income	447	512	673
Finance expenses	(5,957)	(3,922)	(3,500)
Interest on finance debt	(2,146)	(2,264)	(2,363)
Unwinding of discount on lease liability	(2,265)	(1,785)	(1,340)
Capitalized borrowing costs	1,570	1,290	1,032
Unwinding of discount on the provision for decommissioning costs	(1,000)	(857)	(519)
Tax settlement programs - federal taxes (1)	(1,785)	−	−
Other finance expenses	(331)	(306)	(310)
Foreign exchange gains (losses) and indexation charges	(11,104)	(580)	(2,172)
Foreign exchange gains (losses) (2)	(8,459)	2,268	1,022
Real x U.S. dollar	(8,503)	2,396	1,089
Other currencies	44	(128)	(67)
Reclassification of hedge accounting to the Statement of Income (2)	(2,992)	(3,763)	(4,871)
Tax settlement programs - federal taxes (1)	(267)	−	−
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(282)	(299)	994
Legal agreement with Eletrobras - compulsory loans	−	236	−
Recoverable taxes inflation indexation income	92	204	86
Other foreign exchange gains and indexation charges, net	804	774	597
Total	(15,107)	(2,333)	(3,840)
(1) For more information, see note 17.
(2) For more information, see notes 33.4.1.a and 33.4.1.c.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

13.           Information by operating segment

13.1.	Net income by operating segment

2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	60,516	85,281	9,518	319	(64,218)	91,416
Intersegments	60,208	1,035	2,969	6	(64,218)	−
Third parties	308	84,246	6,549	313	-	91,416
Cost of sales	(24,823)	(78,836)	(5,031)	(294)	63,540	(45,444)
Gross profit (loss)	35,693	6,445	4,487	25	(678)	45,972
Income (expenses)	(7,639)	(3,257)	(3,497)	(4,703)	−	(19,096)
Selling expenses	(1)	(1,928)	(2,936)	(9)	-	(4,874)
General and administrative expenses	(64)	(356)	(115)	(1,310)	-	(1,845)
Exploration costs	(913)	-	-	-	-	(913)
Research and development expenses	(629)	(6)	(4)	(150)	-	(789)
Other taxes	(692)	(47)	(18)	(494)	-	(1,251)
Impairment (losses) reversals, net	(1,244)	(300)	-	13	-	(1,531)
Other income and expenses, net	(4,096)	(620)	(424)	(2,753)	-	(7,893)
Income (loss) before net finance expense, results of equity-accounted investments and income taxes	28,054	3,188	990	(4,678)	(678)	26,876
Net finance expense	-	-	-	(15,107)	-	(15,107)
Results of equity-accounted investments	76	(780)	80	(3)	-	(627)
Net income / (loss) before income taxes	28,130	2,408	1,070	(19,788)	(678)	11,142
Income taxes	(9,540)	(1,084)	(335)	7,190	232	(3,537)
Net income (loss) for the year	18,590	1,324	735	(12,598)	(446)	7,605
Attributable to:
Shareholders of Petrobras	18,593	1,324	682	(12,625)	(446)	7,528
Non-controlling interests	(3)	-	53	27	-	77

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

2023
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	66,880	94,868	11,109	365	(70,813)	102,409
Intersegments	66,113	1,404	3,285	11	(70,813)	−
Third parties	767	93,464	7,824	354	-	102,409
Cost of sales	(27,239)	(85,699)	(5,685)	(370)	70,558	(48,435)
Gross profit (loss)	39,641	9,169	5,424	(5)	(255)	53,974
Income (expenses)	(5,615)	(4,086)	(3,384)	(2,857)	1	(15,941)
Selling expenses	(12)	(2,156)	(2,838)	(33)	1	(5,038)
General and administrative expenses	(74)	(327)	(80)	(1,113)	-	(1,594)
Exploration costs	(982)	-	-	-	-	(982)
Research and development expenses	(569)	(16)	(3)	(138)	-	(726)
Other taxes	(454)	(27)	(49)	(360)	-	(890)
Impairment (losses) reversals, net	(2,105)	(524)	(81)	30	-	(2,680)
Other income and expenses, net	(1,419)	(1,036)	(333)	(1,243)	-	(4,031)
Income (loss) before net finance expense, results of equity-accounted investments and income taxes	34,026	5,083	2,040	(2,862)	(254)	38,033
Net finance expense	-	-	-	(2,333)	-	(2,333)
Results of equity-accounted investments	(7)	(318)	10	11	-	(304)
Net income / (loss) before income taxes	34,019	4,765	2,050	(5,184)	(254)	35,396
Income taxes	(11,571)	(1,729)	(693)	3,506	86	(10,401)
Net income (loss) for the year	22,448	3,036	1,357	(1,678)	(168)	24,995
Attributable to:
Shareholders of Petrobras	22,453	3,036	1,286	(1,723)	(168)	24,884
Non-controlling interests	(5)	-	71	45	-	111

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2022
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total

Sales revenues	77,890	113,531	15,068	511	(82,526)	124,474
Intersegments	76,579	1,950	3,991	6	(82,526)	−
Third parties	1,311	111,581	11,077	505	-	124,474
Cost of sales	(30,465)	(99,154)	(10,518)	(522)	81,173	(59,486)
Gross profit (loss)	47,425	14,377	4,550	(11)	(1,353)	64,988
Income (expenses)	907	(3,132)	(2,965)	(2,671)	(13)	(7,874)
Selling expenses	(22)	(1,841)	(2,979)	(76)	(13)	(4,931)
General and administrative expenses	(46)	(275)	(62)	(949)	-	(1,332)
Exploration costs	(887)	-	-	-	-	(887)
Research and development expenses	(678)	(6)	(5)	(103)	-	(792)
Other taxes	(79)	(31)	(44)	(285)	-	(439)
Impairment (losses) reversals, net	(1,218)	(97)	1	(1)	-	(1,315)
Other income and expenses, net	3,837	(882)	124	(1,257)	-	1,822
Income (loss) before net finance expense, results of equity-accounted investments and income taxes	48,332	11,245	1,585	(2,682)	(1,366)	57,114
Net finance expense	-	-	-	(3,840)	-	(3,840)
Results of equity-accounted investments	170	3	83	(5)	-	251
Net income / (loss) before income taxes	48,502	11,248	1,668	(6,527)	(1,366)	53,525
Income taxes	(16,433)	(3,822)	(540)	3,559	466	(16,770)
Net income (loss) for the year	32,069	7,426	1,128	(2,968)	(900)	36,755
Attributable to:
Shareholders of Petrobras	32,073	7,426	1,038	(3,014)	(900)	36,623
Non-controlling interests	(4)	-	90	46	-	132

Other income and expenses, net by segment
2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(2,419)	(80)	(98)	(20)	(2,617)
Losses on decommissioning of returned/abandoned areas	(2,584)	-	-	-	(2,584)
Pension and medical benefits - retirees	-	-	-	(2,196)	(2,196)
Losses with legal, administrative and arbitration proceedings	(386)	(411)	(30)	(169)	(996)
Variable compensation programs	(407)	(227)	(47)	(251)	(932)
Operating expenses with thermoelectric power plants	-	-	(221)	-	(221)
Ship/take or pay agreements	5	79	132	3	219
Results on disposal/write-offs of assets	234	51	18	(75)	228
Results from co-participation agreements in bid areas	259	-	-	-	259
Others	1,202	(32)	(178)	(45)	947
Total	(4,096)	(620)	(424)	(2,753)	(7,893)

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Other income and expenses, net by segment
2023
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(2,105)	(21)	(52)	(27)	(2,205)
Losses on decommissioning of returned/abandoned areas	(1,195)	-	-	-	(1,195)
Pension and medical benefits - retirees	-	-	-	(1,172)	(1,172)
Variable compensation programs	(416)	(268)	(53)	(274)	(1,011)
Losses with legal, administrative and arbitration proceedings	(300)	(391)	(9)	(97)	(797)
Operating expenses with thermoelectric power plants	-	-	(189)	-	(189)
Ship/take or pay agreements	4	40	192	2	238
Results from co-participation agreements in bid areas	284	-	-	-	284
Results on disposal/write-offs of assets	1,370	(35)	(48)	8	1,295
Others	939	(361)	(174)	317	721
Total	(1,419)	(1,036)	(333)	(1,243)	(4,031)

Other income and expenses, net by segment
2022
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(1,743)	(23)	(31)	(37)	(1,834)
Losses with legal, administrative and arbitration proceedings	(461)	(428)	(72)	(401)	(1,362)
Pension and medical benefits - retirees	-	-	-	(1,015)	(1,015)
Variable compensation programs	(279)	(144)	(36)	(219)	(678)
Losses on decommissioning of returned/abandoned areas	(225)	-	-	-	(225)
Operating expenses with thermoelectric power plants	-	-	(150)	-	(150)
Ship/take or pay agreements	2	32	70	1	105
Results on disposal/write-offs of assets	868	100	164	12	1,144
Results from co-participation agreements in bid areas	4,286	-	-	-	4,286
Others	1,389	(419)	179	402	1,551
Total	3,837	(882)	124	(1,257)	1,822

The amount of depreciation, depletion and amortization by segment is set forth as follows:

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total

2024	9,292	2,495	557	135	12,479
2023	10,230	2,410	525	115	13,280
2022	10,415	2,248	448	107	13,218

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

13.2.	Assets by operating segment

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 12.31.2024

Current assets	2,697	9,017	379	13,923	(4,180)	21,836
Non-current assets	122,854	18,708	4,881	13,366	−	159,809
Long-term receivables	7,056	2,217	91	11,246	−	20,610
Investments	299	114	182	64	−	659
Property, plant and equipment	113,761	16,257	4,541	1,726	−	136,285
Operating assets	91,895	14,828	3,936	1,242	−	111,901
Under construction	21,866	1,429	605	484	−	24,384
Intangible assets	1,738	120	67	330	−	2,255
Total Assets	125,551	27,725	5,260	27,289	(4,180)	181,645

Consolidated assets by operating segment - 12.31.2023

Current assets	2,804	11,002	370	23,547	(5,278)	32,445
Non-current assets	136,064	23,800	6,406	18,352	−	184,622
Long-term receivables	9,028	2,068	83	15,619	−	26,798
Investments	344	811	145	58	−	1,358
Property, plant and equipment	124,254	20,786	6,101	2,283	−	153,424
Operating assets	108,405	18,128	3,605	1,770	−	131,908
Under construction	15,849	2,658	2,496	513	−	21,516
Intangible assets	2,438	135	77	392	−	3,042
Total Assets	138,868	34,802	6,776	41,899	(5,278)	217,067

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

INDEX

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

14.	Trade and other receivables
14.1.	Trade and other receivables

	12.31.2024	12.31.2023
Receivables from contracts with customers
Third parties	3,779	6,038
Related parties
Investees (note 34.1)	117	140
Subtotal	3,896	6,178
Other trade receivables
Third parties
Receivables from divestments and Transfer of Rights Agreement	1,677	2,162
Lease receivables	298	352
Other receivables	592	627
Related parties
Petroleum and alcohol accounts - receivables from Brazilian Federal Government	−	278
Subtotal	2,567	3,419
Total trade and other receivables, before ECL	6,463	9,597
Expected credit losses (ECL) - Third parties	(1,639)	(1,613)
Expected credit losses (ECL) - Related parties	(2)	(2)
Total trade and other receivables	4,822	7,982
Current	3,566	6,135
Non-current	1,256	1,847

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to US$ 416 as of December 31, 2024 (US$ 503 as of December 31, 2023).

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The balance of receivables from divestment and Transfer of Rights Agreement is mainly related to the earnout of the Sépia and Atapu fields, totaling US$ 508 (US$ 611 as of December 31, 2023), from the sale of the Roncador field, totaling US$ 353 (US$ 360 as of December 31, 2023), the Potiguar cluster, totaling US$ 217 (US$ 265 as of December 31, 2023); and the Albacora Leste field, totaling US$ 174 (US$ 60 as of December 31, 2023).

On June 26, 2024, the second and final installment of the judicialized debts with the Brazilian Federal Government (precatórios), arising from of Petroleum and Alcohol Account, was released to the Company and immediately deposited in guarantee of a tax lawsuit. The deposit amounts to US$ 224 as of December 31, 2024.

In 2024, the average term for trade receivables from third parties in the domestic market is approximately 2 days (same term in 2023) for the sale of derivatives and 20 to 27 days for the sale of crude oil (same term as in 2023). Fuel oil exports have an average receipt term between 11 and 15 days, while oil exports have a term between 9 and 13 days (in 2023, exports have average terms ranging from 11 days to 14 days for fuel oil and from 8 to 12 days for oil).

14.2.	Aging of trade and other receivables – third parties

	12.31.2024		12.31.2023
	Trade and other receivables	Expected credit losses	Trade and other receivables	Expected credit losses
Current	4,513	(168)	6,948	(34)
Overdue:
1-90 days (1)	213	(75)	472	(43)
91-180 days	63	(23)	19	(10)
181-365 days	30	(18)	63	(57)
More than 365 days	1,527	(1,355)	1,677	(1,469)
Total	6,346	(1,639)	9,179	(1,613)
(1) On January 10, 2024, Petrobras received US$ 298 from Carmo Energy as the last installment relating to the sale of the Carmópolis cluster, which was due on December 20, 2023.

14.3.	Provision for expected credit losses – third parties and related parties

Changes	12.31.2024	12.31.2023
Opening balance	1,615	1,536
Additions	328	170
Write-offs	(12)	(66)
Reversals	(62)	(94)
Translation adjustment	(228)	69
Closing balance	1,641	1,615
Current	305	285
Non-current	1,336	1,330

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

INDEX

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

Regardless of the assessment of credit risk, a 30-day period of default triggers the definition of significant increase in credit risk on a financial asset, unless otherwise demonstrated by reasonable and supportable information, such as the existence of contractual or financial guarantees, which have the potential to influence credit risk, thus affecting the application of the risk matrix percentages.

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

15.	Inventories

	12.31.2024	12.31.2023
Crude oil	2,645	3,375
Oil products	2,161	2,196
Intermediate products	424	635
Natural gas and Liquefied Natural Gas (LNG)	101	78
Biofuels	22	13
Fertilizers	1	1
Total products	5,354	6,298
Materials, supplies and others	1,356	1,383
Total	6,710	7,681

Crude oil can be traded or used for production of oil products.

Oil products mainly include diesel, gasoline, jetfuel and naphta, and are generally traded.

Intermediate products are those product streams that have been through at least one of the refining processes, but still need further treatment, processing or converting to be available for sale.

Natural gas is initially processed, and its derivatives are subsequently traded or transferred to thermoelectric power plants and refineries, while LNG can be traded or converted to natural gas.

Biofuels mainly include ethanol and biodiesel inventories.

Materials, supplies and others mainly comprise production supplies and operating materials used in the operations of the Company, stated at the average purchase cost, not exceeding replacement cost.

In 2024, the Company recognized a US$ 42 reversal of cost of sales, adjusting inventories to net realizable value (a US$ 7 reversal of cost of sales in 2023), primarily due to changes in international prices of crude oil and oil products.

At December 31, 2024, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to Pension Plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Fundação Petrobras de Seguridade Social – Petros Foundation in 2008, in the estimated amount of US$ 761 (US$ 986 at December 31, 2023).

Accounting policy for inventories

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Inventories are determined by the weighted average cost method adjusted to the net realizable value when it is lower than their carrying amount.

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

16.	Trade payables

	12.31.2024	12.31.2023
Third parties in Brazil	3,657	3,624
Third parties abroad	2,409	1,176
Related parties	16	13
Total	6,082	4,813

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

As of December 31, 2024, the balance advanced by suppliers, within the scope of the program, is US$ 134 (US$ 110 as of December 31, 2023) and has a payment term from 7 to 92 days and a weighted average term of 58 days (payment term from 7 to 92 days and a weighted average term of 57 days in 2023), after the contracted commercial conditions have been met.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

17.	Taxes
17.1.	Income taxes

Current taxes

	Current assets		Current liabilities		Non-current liabilities
	12.31.2024	12.31.2023	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Taxes in Brazil
Income taxes (1)	405	199	698	989	330	−
Income taxes - Tax settlement programs	−	−	49	58	200	299
	405	199	747	1,047	530	299
Taxes abroad	6	19	653	253	−	−
Total	411	218	1,400	1,300	530	299
(1) It includes uncertain tax treatments (see note 17.1).

Income taxes are calculated based on a 15% rate plus additional 10% on the taxable income for the IRPJ, and 9% on taxable income for the CSLL, considering the offset of tax loss carryforwards and negative basis of the CSLL, limited to 30% of the taxable income of the year. As of 2015, due to the release of Law No. 12,973/2014, the net income obtained abroad by a direct or indirect subsidiary, or by an associated company, adjusted by dividends and by the result of equity accounted investments, multiplied by the income taxes rates existing in Brazil, comprise the income taxes expenses.

Income taxes assets refer mainly to tax credits resulting from the monthly process for estimation and payment of income taxes, in addition to the negative balance of IRPJ and CSLL related to 2017, 2018, 2019 and 2021. Income taxes within current liabilities refer to the current portion of IRPJ and CSLL to be paid.

Tax settlement programs mainly relate to a notice of deficiency issued by the Brazilian Federal Revenue Service due to the treatment of expenses arising from the Terms of Financial Commitment (TFC). These amounts are deductible in determining taxable profit for the calculation of income taxes. The payment term is 145 monthly installments, indexed by the Selic interest rate, as of January 2018.

Reconciliation between statutory income tax rate and effective income tax rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2024	2023	2022
Net income before income taxes	11,142	35,396	53,525
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(3,787)	(12,036)	(18,197)
Adjustments to arrive at the effective tax rate:
Tax benefits from the deduction of interest on capital distributions	1,319	1,329	1,234
Different jurisdictional tax rates for companies abroad	969	579	822
Brazilian income taxes on income of companies incorporated outside Brazil (1)	(502)	(530)	(763)
Tax incentives	101	303	187
Effects of the global minimum tax	(91)	-	-
Internal transfer prices adjustments for operations between related parties abroad (2)	(92)	-	-
Tax loss carryforwards (unrecognized tax losses) (3)	93	23	221
Enrollment in the tax settlement program (4)	(145)	-	-
Post-employment benefits (5)	(1,280)	(348)	(394)
Results of equity-accounted investments in Brazil and abroad	(233)	(88)	87
Non-incidence of income taxes on indexation (SELIC interest rate) of undue paid taxes	113	54	33
Others	(2)	313	-
Income taxes	(3,537)	(10,401)	(16,770)
Deferred income taxes	4,046	(876)	(906)
Current income taxes	(7,583)	(9,525)	(15,864)
Effective tax rate of income taxes	31.7%	29.4%	(31.3)%
(1) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(2) Law 14,596/23 effective as of January 1, 2024.
(3) In 2024, Petrobras recognized a tax loss and a negative basis of the CSLL of a subsidiary in the amount of US$ 53, within the scope of the incentivized self-regulation program for taxes administered by the Federal Revenue of Brazil (Law No. 14.740/23 and RFB Normative Instruction No. 2.168/23), to settle a debt amounting to US$ 112, with a US$ 59 down payment.
(4) It arises from non-deductible expenses with fines related to the enrollment to the tax settlement program. For more information, see note 17.3.
(5) It includes uncertain tax treatments (see note 17.1.1).

Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

	2024	2023
Opening balance	(9,945)	(5,918)
Recognized in the statement of income for the period	4,046	(876)
Recognized in shareholders’ equity	3,920	(2,559)
Translation adjustment	1,439	(602)
Use of tax loss carryforwards	(6)	-
Others	(2)	10
Closing balance	(548)	(9,945)

The composition of deferred tax assets and liabilities is set out in the following table:

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Nature	Realization basis	12.31.2024	12.31.2023
PP&E - Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	(6,286)	(6,296)
PP&E - Impairment	Amortization, impairment reversals and write-offs of assets	3,462	4,203
PP&E - Right-of-use assets	Depreciation, amortization and write-offs of assets	(8,518)	(9,369)
PP&E - depreciation methods and capitalized borrowing costs	Depreciation, amortization and write-offs of assets	(16,043)	(18,784)
Loans, trade and other receivables / payables and financing	Payments, receipts and considerations	2,636	(2,479)
Leasings	Appropriation of the considerations	10,829	9,240
Provision for decommissioning costs	Payments and use of provisions	9,118	8,010
Provision for legal proceedings	Payments and use of provisions	818	954
Tax loss carryforwards	Taxable income compensation	976	1,140
Inventories	Sales, write-downs and losses	424	411
Employee Benefits	Payments and use of provisions	1,191	2,036
Others		845	989
Total		(548)	(9,945)
Deferred tax assets		922	965
Deferred tax liabilities		(1,470)	(10,910)

Timing of reversal of deferred income taxes

Deferred tax assets were recognized based on projections of taxable profit in future periods supported by the assumptions within the Company’s Business Plan 2025-2029, whose pillars are the preservation of financial strength, financial and environment resilience of projects, and focus on value creation.

Management considers that the deferred tax assets will be realized to the extent the deferred tax liabilities are reversed and expected taxable events occur based on its Business Plan 2025-2029.

The estimated schedule of recovery/reversal of net deferred tax assets and liabilities as of December 31, 2024 is set out in the following table:

	Assets	Liabilities
2025	125	(635)
2026	53	(1,070)
2027	56	(809)
2028	76	685
2029	64	705
2030 and thereafter	548	2,594
Recognized deferred tax assets	922	1,470

In addition, the Company has tax loss carryforwards arising from offshore subsidiaries, for which no deferred taxes were recognized.

		Assets
	12.31.2024	12.31.2023
Brazil	4	368
Abroad	635	780
Unrecognized deferred tax assets	639	1,148

These unrecognized deferred tax assets arise mainly from subsidiaries operating in the oil and gas exploration and production and refining activities in the United States.

An aging of the unrecognized deferred tax assets from companies abroad is set out below:

	2026-2029	2030-2032	2033-2035	2036-2038	Undefined expiration	Total
Unrecognized deferred tax assets	14	147	292	130	52	635

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

17.1.1.	Uncertain tax treatments on income taxes

As of December 31, 2024, the Company has US$ 767 (US$ 330 as of December 31, 2023) of uncertain tax treatments, provisioned in the statement of financial position, mainly related to the deduction of amounts paid in the basis of calculation of income taxes in Brazil, as well as to the incidence of Corporate Income Tax (CIT) on transactions abroad, related to judicial and administrative proceedings. In addition, the Company has US$ 5,229 of uncertain tax treatments (US$ 6,982 as of December 31, 2023), unprovisioned, in Brazil and abroad, on income taxes related to judicial and administrative proceedings (see note 19.3).

As of December 31, 2024, the Company has other positions that can be considered as uncertain tax treatments on income taxes amounting to US$ 4,274 (US$ 4,063 as of December 31, 2023), given the possibility of different interpretation by the tax authority. These uncertain tax treatments are supported by technical assessments and tax risk assessment methodology. Therefore, Petrobras believes that such positions are likely to be accepted by the tax authorities (including judicial courts).

Thus, as of December 31, 2024, the total amount of uncertain tax treatments amounts to US$ 10,270 (US$ 11,375 as of December 31, 2023), for which Petrobras will continue to defend its position.

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

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

17.2.	Other taxes

	Current assets		Non-current assets		Current liabilities		Non-current liabilities (1)
	12.31.2024	12.31.2023	12.31.2024	12.31.2023	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Taxes in Brazil
Current / Non-current ICMS (VAT)	461	592	599	607	916	1,032	−	−
Current / Non-current PIS and COFINS (2)	1,043	304	2,044	2,876	373	265	134	141
Claim to recover PIS and COFINS	−	−	590	733	−	−	−	−
Production taxes	−	−	−	−	1,509	2,094	87	145
Withholding income taxes	−	−	−	−	294	272	−	−
Others	45	58	344	290	169	443	80	90
Total in Brazil	1,549	954	3,577	4,506	3,261	4,106	301	376
Taxes abroad	6	6	24	10	23	60	−	−
Total	1,555	960	3,601	4,516	3,284	4,166	301	376
(1) Other non-current taxes are classified within other non-current liabilities in the statement of financial position.
(2) At December 31, 2024, current assets comprises deferred PIS and COFINS amounts reclassified from non-current assets, as well as tax credits arising from the enrollment to the tax settlement program (see note 17.3).

Current and non-current ICMS (VAT) credits arise from requests for extemporaneous and overpaid tax, offset in accordance with the legislation of each state. They also arise on the acquisition of assets for property, plant and equipment, which are offset in a straight line over 4 years.

Current and non-current PIS/COFINS credits mainly refer to the acquisition of goods and services for assets under construction, since their use is permitted only after these assets enter into production. These credits also refer to extemporaneous tax credits requested to the Brazilian Federal Revenue Service from 2017 to 2024, for which the Company has been filing lawsuits to speed up the analysis by the Brazilian Federal Revenue Service, of which the amount of US$ 62 was allowed and used in the basis of calculation of PIS and COFINS for 2024.

Production taxes are financial compensation due by companies that explore and produce oil and natural gas in Brazilian territory. They are composed of royalties, special participations, signature bonuses and payment for retention or occupation of area. They include the amounts referring to an agreement with the ANP to close a legal proceeding involving the recalculation of royalties and special participations relating to oil production in the Jubarte field, from August 2009 to February 2011 and from December 2012 to February 2015.

Claim to recover PIS and COFINS

The Company filed civil lawsuits against the Brazilian Federal Government, claiming to recover PIS and COFINS paid over finance income and foreign exchange variation gains, from February 1999 to January 2004.

The court granted to the Company, in all the lawsuits, the definitive right to recover those taxes. Regarding two actions relating to Petroquisa, a former subsidiary that had been incorporated by the Company, the corresponding amounts were paid by the Brazilian Federal Government in previous years. In relation to the two remaining cases, both had rulings by the court favorable to the Company and, in one of them, the Brazilian Federal Government has already expressed its agreement and there was a decision in favor of the Company, still subject to appeal. Regarding the other lawsuit, there is no court decision at this point.

17.3.	Enrollment to the tax settlement program

In June 2024, Petrobras enrolled to a Transaction Notice published in the same month by the Attorney General's Office of the Brazilian National Treasury (PGFN) and the Brazilian Federal Revenue (RFB), for the settlement of relevant litigation related to the taxation of remittances abroad, arising from the bipartition of the legal transaction agreed in a chartering contract for vessels and platforms, and in another contract for services.

The Transaction Notice provided for the settlement of debts under dispute relating to the taxation of CIDE, PIS and COFINS, from 2008 to 2013, whose updated amount on June 28, 2024, date of the enrollment, was US$ 8,087. For more information on the balance of the contingent liability related to the taxation of remittances abroad, which includes the debts relating to the taxation of CIDE, PIS and COFINS, see note 19.3.

The enrollment to this program brings economic benefits, as continuing the discussions would require further financial effort to provide and maintain judicial guarantees related to the Negotiated Legal Proceeding (NJP) agreed with the PGFN, in addition to other procedural costs and expenses.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The Transaction Notice provided for a 65% discount on the debt in Brazilian reais, after the conversion of related judicial deposits into definitive payment. Therefore, on the enrollment date, the Company recognized a US$ 3,571 liability in the statement of financial position, within other taxes payable, relating to CIDE, PIS, and COFINS. The settlement of this tax liability is defined as follows:

12.31.2024
Enrollment to the program	3,571
Use of judicial deposits	(1,197)
Use of tax credits	(233)
Indexation to the Selic interest rate	47
Down payment and monthly installments	(2,154)
Translation adjustment	(34)
Balance at December 31, 2024	−

As part of this tax transaction is related to projects in which the Company operates in partnership in E&P consortia, Petrobras started negotiations with its partners for the reimbursement of the corresponding amounts to their respective interests, in the expected amount of US$ 476, which were recognized and received in 2024.

Effects or the tax transaction in the statement of income

Jan-Dec/2024
Principal and fines	1,640
Indexation to the SELIC interest rate as of the enrollment	2,043
Total debt enrolled in the tax settlement program (1)	3,683
PIS and COFINS tax credits after enrolling the program (2)	(538)
Use of tax loss carryforwards	(240)
Indexation to the Selic interest rate of Judicial deposits, taxes over tax credits and others	289
Income taxes (3)	(932)
Effect in the statement of income	2,262
Reimbursements approved by partners in joint ventures until December 31, 2024	(476)
Income taxes (3)	143
Total effect on the statement of income	1,929
Other taxes	669
Net finance income (expense)	2,050
Income taxes	(789)
Total effect on the statement of income	1,930
(1) Amounts differ from the previous table due to different exchange rates on translation of liabilities (closing exchange rate) and income and expenses (average exchange rate).
(2) It arises from the debts included in the tax transaction, after discount applied, as provided for in the transaction notice, recognized in the statement of financial position, within other recoverable taxes, and used in the calculation of these taxes for January and February 2025.
(3) Tax effects resulting from the tax transaction.

17.4.	Global Minimum Tax (Pillar II)

In December 2021, the Organization for Economic Cooperation and Development (OECD) released the Pillar II model rules to ensure that multinationals companies with annual revenues exceeding €750 million pay a minimum 15% tax on income in each jurisdiction where they operate (Global Minimum Tax).

The Pillar II provides that, if the Parent Entity is located in a jurisdiction that has not implemented these set of rules, this tax will be levied on the next entity in the organizational structure (Intermediate Parent Entity) located in a jurisdiction that has implemented it, following a top-down approach.

The Netherlands and Spain enacted new tax legislation to implement the Pillar II rules, effective January 2024. Singapore also implemented it, effective January 2025.

Brazil has implemented the Domestic Minimum Top-up Tax, effective January 2025, known as "additional to CSLL", applicable only to Brazilian companies. Petrobras is in the process of assessing if there is any exposure arising from this legislation and expects to complete the assessment during 2025.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Considering that, in 2024, Brazil had not implemented any Top-up tax legislation and following the top-down approach, Petrobras was subject to the Top-up Tax through its Intermediate Parent Entity, Petrobras International Braspetro B.V. (PIBBV), based in the Netherlands. Thus, in 2024, a US$ 94 Top-up expense was recognized within income taxes, related to the Netherlands jurisdiction, where the effective tax rate did not reach the minimum 15% threshold provided for the Pillar II legislation. No material tax liability is expected in the other jurisdictions where the PIBBV has investments.

Petrobras applied the temporary relief of deferred tax assets or liabilities arising from this new taxation, permitted by the amendments to the IAS 12 - Income taxes. Accordingly, the Top-up income taxes are recognized as current income taxes when incurred, without recognizing deferred tax assets or liabilities related to the Pillar II.

18.	Employee benefits

Employee benefits are all forms of consideration given by the Company in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and management. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	12.31.2024	12.31.2023
Liabilities
Short-term employee benefits	1,517	1,986
Termination benefits	72	143
Post-employment benefits	11,398	16,382
Total	12,987	18,511
Current	2,315	2,932
Non-current	10,672	15,579

18.1.	Short-term employee benefits

	12.31.2024	12.31.2023
Profit sharing	384	605
Performance award program	349	464
Accrued vacation	519	574
Salaries and related charges and other provisions	265	343
Total	1,517	1,986
Current	1,486	1,944
Non-current (1)	31	42
(1) Remaining balance relating to the four-year deferral of the PPP portion of executive officers and the upper management.

The Company recognized the following amounts in the statement of income:

Expenses recognized in the statement of income	2024	2023	2022
Salaries, accrued vacations and related charges	(3,652)	(3,478)	(3,006)
Management fees and charges	(14)	(14)	(14)
Variable compensation programs (1)	(932)	(1,011)	(678)
Performance award program (2)	(468)	(416)	(547)
Profit sharing (2)	(464)	(595)	(131)
Total	(4,598)	(4,503)	(3,698)
(1) It includes adjustments to provisions related to previous years.
(2) Amount recognized as other income and expenses - see note 11.

18.1.1.	Variable compensation programs

The Company recognizes the contribution of employees to the results achieved through two programs: Profit sharing and results sharing and Performance award program.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

For 2024, the variable compensation programs are limited to 5% of the adjusted EBITDA.

Profit Sharing (Participações nos lucros ou resultados - PLR)

Profit sharing (PLR) is a variable remuneration mechanism that aims to share the Company's results with its employees. From 2023, considering the change implemented in the Company's variable compensation programs, the PLR also included employees with managerial functions, becoming the main variable compensation program of the Company.

For the payment of PLR (approved by the Secretariat of Management and Governance of State-owned Companies - SEST), the Company needs to meet the following triggers:

•	Declaration and payment of distribution to shareholders approved by the Company’s Board of Directors;
•	Net income for the year and achieving at least 80% of the weighted average of a set of proposed indicators;
•	The total amount is limited to the lower of 6.25% of the net income and to 25% of the dividends distributed to shareholders. In 2024, the PLR calculated corresponded to 6.19% of the net income of the year, according to the average percentage of achievement of the indicators.

In relation to the PLR, in 2024, the Company:

•	Settled US$ 577, considering the agreement and individual limits according to their remuneration.
•	Provisioned US$ 464 referring to 2024 (US$ 591 in 2023), recorded in other income and expenses.

Performance award program (Programa de Prêmio por Desempenho - PRD)

The PRD intends to recognize the effort and individual performance of each employee to achieve the Company’s results. The amounts to be paid to each employee continues to be defined by the achievement of the key metrics (which currently are Delta Valor Petrobras - VALOR, Greenhouse Gas Emissions Target Achievement Indicator - IAGEE, and Indicator of Commitment to the Environment - ICMA) and of the individual goals (performance management score for all employees, with exception of executive managers, for whom the scorecard of their respective departments will be considered).

The PRD establishes that, in order to trigger this payment, it is necessary to have a declaration and payment of distribution to shareholders approved by the Company’s Board of Directors, as well as net income for the year. The total amount is limited to a percentage of the net income or the Adjusted EBITDA for the year (a non-GAAP measure defined as net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment of assets; results on disposal/write-offs of assets; and results from co-participation agreements in bid areas). This program was revised in 2023, replacing the Programa de Prêmio por Performance (PPP), to complement the PLR.

In relation to the PRD, in 2024, the Company:

•	Settled US$ 498, of which US$ 412 in relation to 2023, since the metrics relating to the Company’s and individual performance were achieved in that year, and US$ 86 as an advance made in December 2024 relating to the program for 2024;
•	Provisioned US$ 468 referring to 2024 (US$ 415 for the same period of 2023), recorded in other income and expenses, including variable compensation programs from consolidated companies.

Accounting policy for variable compensation programs (PLR and PRD)

The provisions for variable compensation programs are recognized on an accrual basis, during the periods in which the employees provided services. They represent the estimates of future disbursements arising from past events, based on the criteria and metrics of the PRD and PLR, provided that the requirements for activating these programs are met and that the obligation can be reliably estimated.

18.2.	Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of labor contract as a result of either: i) the Company’s decision to terminate the labor contract before the employee’s normal retirement date; or ii) an employee’s decision to accept an offer of benefits in exchange for the termination of their employment.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Voluntary severance programs

The Company has voluntary severance programs (PDV), specific for employees of the corporate segment and of divestment assets, which provide for the same legal and indemnity advantages. These programs are currently closed for enrollment.

Recognition of the liability and the expense for termination benefits occur as employees enroll to the programs.

The Company disburses the severance payments in two installments, one at the time of termination and the remainder one year after the termination.

As of December 31, 2024, termination liabilities amounts to US$ 72, relating to 743 employees enrolled in voluntary severance programs with expected termination by December 2027, in addition to the second installment of 23 retired employees.

18.3.	Post-employment benefits

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents (Saúde Petrobras - AMS), and five other major plans of post-employment benefits (collectively referred to as “pension plans”).

The following table presents the balance of post-employment benefits:

	12.31.2024	12.31.2023
Liabilities
Health Care Plan - Saúde Petrobras	7,499	9,662
Petros Pension Plan - Renegotiated (PPSP-R)	2,289	4,221
Petros Pension Plan - Non-renegotiated (PPSP-NR)	779	1,338
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pre 70)	395	519
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pre 70)	379	461
Petros 2 Pension Plan (PP-2)	57	181
Total	11,398	16,382
Current	808	907
Non-current	10,590	15,475

18.3.1.	Nature and risks associated with defined benefit plans

Health Care Plan

The health care plan Saúde Petrobras – AMS is managed and run by Petrobras Health Association (Associação Petrobras de Saúde – APS), a nonprofit civil association, and includes prevention and health care programs. The plan offers assistance to all employees, retirees, pensioners and eligible family members, according to the rules of the plan and in the Collective Bargaining Agreement (ACT) and is open to new employees.

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

Benefits are paid by the Company based on the costs incurred by the beneficiaries. The financial participation of the Company and the beneficiaries on the expenses are provided for in the plan rules and in the ACT, being 60% by the Company and 40% by the participants until March 31, 2024.

As provided in clause 37, paragraph 2 of the ACT, if the resolutions No. 42/2022 and No. 49/2023 of the Commission on Corporate Governance and the Administration of Corporate Holdings of the Brazilian Federal Government (Comissão de Governança Corporativa e de Administração de Participações Societárias da União – CGPAR) were revoked or amended, allowing adjustments in the cost-sharing of health care plans, the Company and the labor unions would discuss a new cost-sharing arrangement, in order to minimize the impact on the income of its beneficiaries.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

On April 26, 2024, the aforementioned resolutions were revoked and, for this reason, the Company and the unions entered into an agreement, in June 2024, via amendment to the current collective bargaining agreement, to resume the costing relationship previously practiced, with 70% covered by Petrobras and 30% by the beneficiaries, effective since April 2024. Due to this change, the Company carried out an intermediate remeasurement of the actuarial liabilities of this plan.

Intermediate remeasurement on the health care plan

The intermediate remeasurement of this post-employment plan made in June 2024 resulted in a US$ 23 increase in actuarial liabilities, as follows: (i) a US$ 1,291 expense within other income and expenses, due to the change in the benefit costing; (ii) a US$ 1,265 gain within other comprehensive income due to the revision of actuarial assumptions, mainly the increase in the discount rate applied to the actuarial liability, from 5.45% as of December 31, 2023 to 6.48% as of June 30, 2024, and to the reduction in the estimated changes in medical and hospital costs, from 13.11% as of December 31, 2023 to 12.70% as of June 30, 2024; and (iii) a US$3 gain within translation adjustments.

The other actuarial assumptions used to carry out the intermediate remeasurement in the second quarter of 2024 had no change in relation to those used in the annual remeasurement made as of December 31, 2023.

Annual revision of the health care plan

At December 31, 2024, this obligation was revised using the updated actuarial assumptions, which results are shown in note 18.3.2.

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

The net obligation with pension plans recorded by the Company is measured in accordance with the requirements of IFRS which has a different measurement methodology to that applicable to pension funds in Brazil, which are regulated by the CNPC.

The main difference between these methodologies is that, in the CNPC criterion, Petros Foundation considers the future cash flows of normal and extraordinary sponsor’s contributions, discounted to present value, while the Company considers these cash flows as they are realized. In addition, Petros Foundation sets the real interest rate based on profitability expectations and on parameters set by PREVIC - Superintendência Nacional de Previdência Complementar (National Supplementary Pension Authority), while the Company uses a rate that combines the maturity profile of the obligations with the yield curve of government bonds. Regarding the plan assets, Petros Foundation marks government bonds at market or on the curve, while the Company marks them at market value.

The major post-retirement pension benefits sponsored by the Company are:

•	Petros Plan - Renegotiated (PPSP-R);
•	Petros Plan - Renegotiated - Pre-70 (PPSP-R Pre-70);
•	Petros Plan - Non-renegotiated (PPSP-NR);
•	Petros Plan - Non-renegotiated - Pre-70 (PPSP-NR Pre-70);
•	Petros 2 Plan (PP-2); and
•	Petros 3 Plan (PP-3)

PPSP-R, PPSP-NR, PPSP-R Pre-70, PPSP-NR Pre-70 and PP-3 are sponsored by Petrobras, and PP-2 by Petrobras, Transpetro, PBIO, TBG, Termobahia and Termomacaé.

INDEX

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

INDEX

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

			Generally covers employees and former employees who joined the company after 1970 that did not agree with changes proposed by the Company in its original pension plan (P0) and amendments	Generally covers employees and former employees hired prior to July 1, 1970, who enrolled in the P0 until January 1, 1996 and remained continuously linked to the original sponsor obtaining the condition of assisted and did not agreed with changes in in its original pension plan (P0) and amendments.	This Plan was established in 2007, covering employees and former employees coming from new contests that moved from other existing plans.	This plan was implemented in 2021, exclusive option for voluntary migration of employees and retirees from the PPSP-R and PPSP-NR plans.
New enrollments	Closed	Closed	Closed	Closed	Open	Closed
Retirement payments	Lifetime monthly payments supplementing the benefit granted by the Brazilian National Institute of Social Security.				Lifetime defined benefit monthly payments or non- defined benefit monthly payments in accordance with the participant's election.	Undefined benefit with monthly payments, in accordance with the participant election.
Other general benefits	Lump sum death benefit (insured capital) and monthly payments related to the following events: death, disability, sickness, and seclusion.					Lump sum death benefit (insured capital) and monthly payments related to the following events: death, disability, sickness, and seclusion.
Indexation of Retirement payments by the plan	Based on the Nationwide Consumer Price Index.		Based on the current index levels applicable to active employees’ salaries and the indexes set out by the Brazilian National Institute of Social Security.		Lifetime defined benefit monthly payments: based on the Nationwide Consumer Price Index.	Undefined benefit monthly payments: based on the variation of individual account quota.
					Undefined benefit monthly payments: based on the variation of the individual account quota.	Undefined benefit monthly payments: based on the variation of individual account quota.
Parity contributions made by participants and the Company to the plans	It is comprised of:	It is comprised of:	It is comprised of:	It is comprised of:	It is comprised of:	Regular parity contributions during the employment relationship, saving for the undefined benefit, accumulated in individual accounts
	i) normal contributions that cover expected cost of the plans in the long term; and	normal contributions that cover expected cost of the plans in the long term.	i) normal contributions that cover expected cost of the plans in the long term; and	normal contributions that cover expected cost of the plans in the long term.	i) normal contributions that cover expected cost of the plans in the long term; and
	ii) extraordinary contributions that cover additional costs that are generally derived from actuarial deficits.	Participants are exempt from paying any extraordinary contributions in case of deficit until the settlement of the TFC.	ii) extraordinary contributions that cover additional costs that are generally derived from actuarial deficits.	Participants are exempt from paying any extraordinary contributions in case of deficit until the settlement of the TFC.	ii) extraordinary contributions that cover additional costs derived from actuarial deficits (as provided for in the plan rules for the defined benefit portion of the plan.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Deficit Settlement Plan (PED) (1)	Petros' Foundation Deliberative Council approved a plan to settle the deficit registered by the PPSP-R in 2021. On April 1, 2023, this plan was implemented, following a favorable decision held on March 17, 2023 by the SEST.	N/A	Petros' Foundation Deliberative Council approved a plan to settle the deficit registered by the PPSP-NR in 2022. On April 1, 2024, this plan was implemented, following a favorable decision held on April, 09, 2024 by the SEST.	N/A	N/A	N/A
Debt Assumption Instrument relating to Deficit Settlement Plan 2015 (PED 2015) - referring these contributions were not previously made due to court injunctions. Amounts to be paid to Petros Foundation (1).	Financial obligations with a principal amounting to US$89 at 12/31/2024.	N/A	Financial obligations with a principal amounting to US$32 at 12/31/2024.	N/A	N/A	N/A
Terms of Financial Commitment - TFC (debt agreements) assumed by the Company to settle the deficits. Amounts to be paid to Petros Foundation (1)	Financial obligations amounting to US$93 at 12/31/2024.	Financial obligations amounting to US$475 at 12/31/2024.	Financial obligations settled early in 2021.	Financial obligations amounting to US$410 at 12/31/2024.	N/A	N/A
Annually remeasured in accordance with actuarial assumptions, with semi-annual payment of interest based on the updated balance and maturing in 2028.
(1) This obligation is recorded in these financial statements, within actuarial liabilities.

18.3.2.	Net actuarial liabilities and expenses, and fair value of plans assets
a)	Changes in the actuarial liabilities recognized in the statement of financial position

Net actuarial liabilities represent the obligations of the Company, net of the fair value of plan assets (when applicable), at present value.

For information on actuarial assumptions used to determine the defined benefit obligation, see the table in Note 18.3.6.

Changes in the actuarial liabilities related to pension and healthcare plans with defined benefit characteristics is presented as follows:

					2024
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Amounts recognized in the Statement of Financial Position
Present value of obligations	9,992	3,233	874	7,498	21,597
(-) Fair value of plan assets	(7,308)	(2,075)	(816)	−	(10,199)
Net actuarial liability as of December 31, 2024	2,684	1,158	58	7,498	11,398
Changes in the net actuarial liability
Balance as of January 1, 2024	4,740	1,799	181	9,662	16,382
Recognized in the Statement of Income	399	153	13	2,369	2,934
Past service cost (2)	−	−	−	1,291	1,291
Current service cost	10	2	−	198	210
Net interest	389	151	13	880	1,433
Recognized in Equity - other comprehensive income	(1,053)	(281)	(84)	(1,861)	(3,279)
(Gains)/losses arising from the remeasurement (2)	(1,053)	(281)	(84)	(1,861)	(3,279)
Cash effects	(382)	(121)	(13)	(485)	(1,001)
Contributions paid	(355)	(108)	(13)	(485)	(961)
Payments related to Term of financial commitment (TFC)	(27)	(13)	−	−	(40)
Other changes	(1,020)	(392)	(39)	(2,187)	(3,638)
Translation Adjustment	(1,020)	(392)	(39)	(2,187)	(3,638)
Balance at December 31, 2024	2,684	1,158	58	7,498	11,398
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) It includes effects of the intermediate remeasurement on the health care plan, which changed the benefit costing.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

					2023
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Amounts recognized in the Statement of Financial Position
Present value of obligations	14,941	4,806	1,357	9,662	30,766
(-) Fair value of plan assets	(10,201)	(3,007)	(1,176)	−	(14,384)
Net actuarial liability as of December 31, 2023	4,740	1,799	181	9,662	16,382
Changes in the net actuarial liability
Balance as of January 1, 2023	3,890	1,380	163	5,813	11,246
Recognized in the Statement of Income	490	169	30	853	1,542
Current service cost	11	2	10	144	167
Net interest	479	167	20	709	1,375
Recognized in Equity - other comprehensive income	433	253	(14)	2,902	3,574
(Gains)/losses arising from the remeasurement (2)	433	253	(14)	2,902	3,574
Cash effects	(385)	(115)	(12)	(415)	(927)
Contributions paid	(357)	(103)	(12)	(415)	(887)
Payments related to Term of financial commitment (TFC)	(28)	(12)	−	−	(40)
Other changes	312	112	14	509	947
Others	−	−	−	1	1
Translation Adjustment	312	112	14	508	946
Balance at December 31, 2023	4,740	1,799	181	9,662	16,382
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) It includes a complement of US$ 109 related to 2022.

b)	Changes in present value of the obligation

					2024
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Present value of obligations at the beginning of the year	14,941	4,806	1,357	9,662	30,766
Recognized in the Statement of Income	1,241	397	112	2,369	4,119
Interest expense	1,231	395	112	880	2,618
Service cost	10	2	−	1,489	1,501
Recognized in Equity - other comprehensive income	(1,949)	(577)	(233)	(1,861)	(4,620)
Remeasurement: Experience (gains) / losses	(8)	15	190	(464)	(267)
Remeasurement: (gains) / losses - demographic assumptions	−	−	7	1	8
Remeasurement: (gains) / losses - financial assumptions	(1,941)	(592)	(430)	(1,398)	(4,361)
Others	(4,241)	(1,393)	(362)	(2,672)	(8,668)
Benefits paid, net of assisted contributions	(999)	(354)	(79)	(488)	(1,920)
Contributions paid by participants	24	5	16	−	45
Translation Adjustment	(3,266)	(1,044)	(299)	(2,184)	(6,793)
Present value of obligations at the end of the year	9,992	3,233	874	7,498	21,597
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

INDEX

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

					2024
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Fair value of plan assets at the beginning of the year	10,201	3,007	1,176	−	14,384
Recognized in the Statement of Income	842	244	99	−	1,185
Interest income	842	244	99	−	1,185
Recognized in Equity - other comprehensive income	(896)	(296)	(149)	−	(1,341)
Cash effects	382	121	13	485	1,001
Contributions paid by the sponsor (Company)	355	108	13	485	961
Term of financial commitment (TFC) paid by the Company	27	13	−	−	40
Other Changes	(3,221)	(1,001)	(323)	(485)	(5,030)
Contributions paid by participants	24	5	16	−	45
Benefits paid, net of assisted contributions	(999)	(354)	(79)	(488)	(1,920)
Translation Adjustment	(2,246)	(652)	(260)	3	(3,155)
Fair value of plan assets at the end of the year	7,308	2,075	816	−	10,199
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

INDEX

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

Investment management of pension plan assets

Petros Foundation prepares annually Investment Policies (PI) specific to each plan, following two models:

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

Petros Foundation establishes investment policies for 5-year periods, reviewed annually, using an asset liability management model (ALM) to address net cash flow mismatches of the benefit plans, based on liquidity and solvency parameters.

Pension plan assets by type of asset are set out as follows:

				2024		2023
Type of asset	Quoted prices in active markets	Unquoted prices	Total fair value	%	Total fair value	%
Receivables	−	954	954	9%	1,466	10%
Fixed income	1,780	6,150	7,930	78%	10,910	75%
Government bonds	5	6,148	6,153	−	9,450	−
Fixed income funds	1,162	−	1,162	−	786	−
Other investments	613	2	615	−	674	−
Variable income	324	155	479	3%	945	5%
Common and preferred shares	324	−	324	−	735	−
Other investments	−	155	155	−	210	−
Structured investments	151	22	173	4%	216	4%
Real estate properties	−	418	418	4%	541	4%
	2,255	7,699	9,954	98%	14,078	98%
Loans to participants	−	245	245	2%	306	2%
Fair value of plan assets at the end of the year	2,255	7,944	10,199	100%	14,384	100%

There is no plan asset for the health care plan. Loans to participants of pension plans are measured at amortized cost, which is considered an appropriate estimate of fair value.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

As of December 31, 2024, the investment portfolio included Company’s common shares in the amount of US$ 1
(US$ 1 in 2023) and real estate properties leased by the Company in the amount of US$ 21 (US$ 26 in 2023).

d)	Net expenses relating to benefit plans

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Related to active employees (cost of sales and expenses)	(34)	(10)	(2)	(692)	(738)
Related to retirees (other income and expenses)	(365)	(143)	(11)	(1,677)	(2,196)
Net expenses for 2024	(399)	(153)	(13)	(2,369)	(2,934)
Net expenses for 2023	(490)	(169)	(30)	(853)	(1,542)
Net expenses for 2022	(457)	(129)	(33)	(609)	(1,228)
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

18.3.3.	Contributions

In 2024, the Company contributed US$ 1,001 to the defined benefit plans (US$ 927 in 2023), reducing the balance of obligations of these plans, as presented in note 18.3.2. In addition, the Company contributed with US$ 239 and US$ 2, respectively, to the defined contribution portions of PP-2 and PP-3 plans (US$ 232 for PP-2 and US$ 2 for PP-3 in 2023), which were recognized in the statement of income.

For 2025, the expected contributions for the PPSP-R, PPSP-NR, PPSP-R pre-70, PPSP-NR pre-70 and for the defined benefit portion of PP-2, amounts to US$ 432, while for the defined contribution portion of PP-2 amounts to US$ 232.

18.3.4.	Expected future cash flows

The estimate below reflects only the expected future cash flows to meet the defined benefit obligation recognized at the end of the reporting period.

	2024					2023
	Pension Plan			Health Care Plan	Total	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Up to 1 Year	911	313	71	381	1,676	1,084
1 to 5 Years	3,820	1,221	286	1,909	7,236	8,955
6 to 10 Years	2,511	769	192	1,713	5,185	6,970
11 To 15 Years	1,593	458	126	1,293	3,470	5,112
Over 15 Years	1,157	472	199	2,202	4,030	8,645
Total	9,992	3,233	874	7,498	21,597	30,766
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

18.3.5.	Future payments to participants of defined benefit plans that are closed to new members

The following table provides the period during which the defined benefit obligation associated with these plans are expected to continue to affect the Company's financial statements.

	PPSP-R	PPSP-R Pré-70	PPSP-NR	PPSP-NR Pré-70
Number of years during which benefits must be paid to participants of defined benefit plans	9.71	6.52	9.51	6.45

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

18.3.6.	Measurement uncertainties associated with the defined benefit obligation

The significant financial and demographic actuarial assumptions used to determine the defined benefit obligation are presented in the following table:

2024
					Pension Plans	Health Care Plan
Assumptions	PPSP-R	PPSP-NR	PPSP-R Pré-70	PPSP-NR Pré-70	PP2	Saúde Petrobras-AMS
Nominal discount rate (including inflation)(1)	12.95%	12.95%	13.07%	13.07%	12.95%	12.93%
Real discount rate	7.48%	7.48%	7.59%	7.59%	7.48%	7.46%
Nominal expected salary growth (including inflation)(2)	6.16%	6.15%	n/a	6.15%	8.72%	n/a
Expected changes in medical and hospital costs(3)	n/a	n/a	n/a	n/a	n/a	13.69% a 3.25% p.a.
Mortality table	Petros Experience 2016	Petros Experiences 2025	Petros Experiences 2020	Petros Experiences 2023	AT-2012 IAM basic fem 10% smoothed	Employees: according to pension plan Assisted: Petros 2016
Disability table	American group	American group	n/a	n/a	Disability Experience PP-2 2022	Disability Experience PP-2 2022
Mortality table for disabled participants	AT-49 male	AT-83 Basic by gender	MI 2006, by gender, 20% smoothed	Petros Experience 2014	MI-85, male, 10% smoothed	AT-49 male
Age of retirement	Male, 56,36 years Female, 55,42 years	Male, 57,71 years Female, 55,88 years	Male, 56,36 years Female, 55,42 years	Male, 57,71 years Female, 55,88 years	1st eligibility according to RGPS Male, 65 years / Female, 60 years	Male, 56,86 years Female, 55,75 years

(1) Inflation reflects market projections: 5.09% for 2025 and converging to 3.25% in 2029 onwards.
(2) Expected salary growth only of Petrobras, the sponsor, based on the Salaries and Benefits Plan.
(3) Decreasing rate, converging in 30 years to the long-term expected inflation. Refers only to Petrobras (sponsor) rate.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

2023
					Pension Plans	Health Care Plan
Assumptions	PPSP-R	PPSP-NR	PPSP-R Pre-70	PPSP-NR Pre-70	PP2	Saúde Petrobras-AMS
Nominal discount rate (including inflation)(1)	9.53%	9.52%	9.46%	9.46%	9.56%	9.56%
Real discount rate	5.42%	5.41%	5.35%	5.35%	5.45%	5.45%
Nominal expected salary growth (including inflation)(2)	4.89%	4.63%	4.89%	4.63%	7.07%	n/a
Expected changes in medical and hospital costs(3)	n/a	n/a	n/a	n/a	n/a	13.11% a 3.75% p.a.
Mortality table	Petros Experience 2016	Petros Experiences 2025	Petros Experiences 2020	Petros Experiences 2023	AT-2012 IAM basic fem 10% smoothed	Employees: according to pension plan Assisted: PPSP-R: Ex Petros 2016
Disability table	American group	American group	n/a	n/a	Disability Experience PP-2 2022	Assets: PP-2: Disability Experience PP-2 2022 Assisted: n/a
Mortality table for disabled participants	AT-49 male	AT-83 Basic by gender	MI 2006, by gender, 20% smoothed	Petros Experience 2014	IAPB-57 strong, 30% smoothed	PPSP-R: AT-49 male
Age of retirement	Male, 56 years / Female, 55 years	Male, 58 years / Female, 56 years	Male, 56 years / Female, 55 years	Male, 58 years / Female, 56 years	1st eligibility according to RGPS Male, 65 years / Female, 60 years	Male, 56 years / Female, 55 years

(1) Inflation reflects market projections: 3.90% for 2024 and converging to 3.75% in 2031 onwards.
(2) Expected salary growth only of Petrobras, the sponsor, based on the Salaries and Benefits Plan.
(3) Decreasing rate, converging in 30 years to the long-term expected inflation. Refers only to Petrobras (sponsor) rate.

The most significant assumptions are described in Note 4.4.

18.3.7.	Sensitivity analysis of the defined benefit plans

The effect of a 100 basis points (bps) change in the discount rate and in the estimated future medical and hospital costs is set out below:

			Discount Rate		Expected changes in medical and hospital costs
	Pension Benefits		Medical Benefits		Medical Benefits
	+100 bps	-100 bps	+100 bps	-100 bps	+100 bps	-100 bps
Pension Obligation	(1,045)	1,169	(722)	868	911	(762)
Current Service cost and interest cost	(12)	6	(51)	61	150	(63)

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

INDEX

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

The Company recognizes provisions for legal, administrative and arbitral proceedings, based on the best estimate of the costs, for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Labor claims, in particular: (i) several individual and collective labor claims; (ii) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (iii) actions of outsourced employees.
•	Tax claims including: (i) tax notices for alleged non-compliance with ancillary obligations; (ii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable, including disallowance of PIS and COFINS tax credits; and (iii) claims for alleged non-payment of social security contributions on allowances and bonuses.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) lawsuits that discuss matters related to pension plans managed by Petros; and (iii) legal and administrative proceedings involving fines applied by the ANP - Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis), mainly relating to production measurement systems.
•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar-São Paulo State Park.

Provisions for legal proceedings are set out as follows:

Non-current liabilities	12.31.2024	12.31.2023
Labor claims	636	806
Tax claims	400	544
Civil claims	1,605	1,614
Environmental claims	192	341
Total	2,833	3,305

	2024	2023
Opening Balance	3,305	3,010
Additions, net of reversals	478	389
Use of provision	(730)	(709)
Revaluation of existing proceedings and interest charges	541	376
Others	16	(5)
Translation adjustment	(777)	244
Closing Balance	2,833	3,305

In preparing its consolidated financial statements of 2024, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

19.2.	Judicial deposits

The Company makes deposits in judicial phases, mainly to suspend the chargeability of the tax debt and to maintain its tax compliance. Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Non-current assets	12.31.2024	12.31.2023
Tax	8,187	10,607
Labor	777	979
Civil	2,694	2,977
Environmental and others	90	183
Total	11,748	14,746

	2024	2023
Opening Balance	14,746	11,053
Additions	1,010	1,735
Use (1)	(1,526)	(148)
Accruals and charges	737	1,167
Others	9	(7)
Translation adjustment	(3,228)	946
Closing Balance	11,748	14,746
(1) It includes, in 2024, US$ 1.276 referring to the nominal values of deposits used when enrolling to the tax settlement program, in the second quarter of 2024, on the incidence of CIDE, PIS and Cofins on remittances abroad under a vessel and platform charter agreement as detailed in note 17.

The Company maintains a Negotiated Legal Proceeding (NJP) agreement with the Brazilian National Treasury Attorney General's Office (PGFN), aiming to postpone judicial deposits related to federal tax lawsuits with values exceeding US$ 32 (R$ 200 million), which allows judicial discussion without the immediate disbursement.

To achieve this, the Company makes production capacity available as a guarantee from the Tupi, Sapinhoá, and Roncador fields. As the judicial deposits are made, the mentioned capacity is released for other processes that may be included in the NJP.

The Company’s management understands that the mentioned NJP provides greater cash predictability and ensures the maintenance of federal tax regularity. As of December 31, 2024, the balance of production capacity held in guarantee in the NJP is US$ 2,158 (US$ 7,997 as of December 31, 2023), whose reduction is due to the Company's enrollment to the tax settlement program in June 2024.

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

The estimates of contingent liabilities are indexed to inflation and updated by applicable interest rates. As of December 31, 2024, estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

Nature	12.31.2024	12.31.2023
Tax	21,307	37,189
Labor	6,465	10,150
Civil	10,910	11,455
Environmental and others	1,298	1,427
Total	39,980	60,221

19.3.1.	Information on contingent liabilities

The tables below detail the main causes of tax, civil, environmental and labor nature, whose expectations of losses are classified as possible:

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Estimate
Description of tax matters	12.31.2024	12.31.2023
Plaintiff: Federal Revenue of Brazil
1) Income from foreign subsidiaries located outside Brazil not included in the computation of taxable income (IRPJ and CSLL).
Current status: This claim involves lawsuits in different administrative and judicial stages, remaining a possible loss due to there being manifestations in favor of the Company's understanding in the Superior Courts. In 2024, there was a reduction in the ex officio fine and the addition of active debt registration in one of the processes.	3,418	4,260
2) Disallowance of credits and deduction of the PIS and COFINS tax base, including in ship or pay contracts and charters of aircraft and vessels.
Current status: The claims involve lawsuits in different administrative and judicial stages. In 2024, the increase refers, in particular, to the adjustment of the subject “PIS/COFINS – Disallowance of credits” and the receipt of a new infraction notice.	2,887	1,370
3) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE) and Social Integration Program (PIS) - Imports on remittances for payments of vessel charters.
Current status: The claim about the incidence of withholding income tax (Imposto de Renda Retido na Fonte- IRRF), occurred from 1999 to 2002, involves the legality of the normative rule issued by the Federal Revenue of Brazil, which ensured no taxation over those remittances. The reduction in the value in 2024 occurred due to the payment of the processes that dealt with CIDE and PIS/COFINS Import, after adhesion to the tax transaction notice PGFN-RFB 6/2024, detailed in Note 17.3 (Enrollment to the Tax Settlement Program). The remaining value of the matter refers to the incidence of IRRF, which is a discussion still ongoing in a process.	1,702	11,409
4) Collection of IRPJ and CSLL - Transfer price - Charter contracts
Current status: The processes are in the administrative level. There are two decisions, one favorable and the other unfavorable to Petrobras in the first instance. The appeals from the Company and the Brazilian Federal Government are awaited. In 2024, the Company received a new infraction notice, referring to the 2019 calendar year. The increase in value was offset by a favorable decision to Petrobras, in the process referring to the 2017 calendar year, handed down by the Conselho Administrativo de Recursos Fiscais - CARF, which became definitive.	1,207	1,418
5) Collection of PIS/COFINS – Incidences on Amnesties.
Current status: Collection of social contributions PIS/COFINS, resulting from the tax transaction provided for in article 3 of Law 13,586/2017. The Embargoes on Execution are in the stage of producing expert evidence. In 2024, the increase refers, in particular, to monetary indexation and receipt of a new infraction notice.	1,129	1,263
6) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting defense judgment and appeals at the administrative and judicial levels. In 2024, the increase occurred, in particular, due to the receipt of new infraction notices and active debt registration in one of the processes.	1,090	1,064
7) Income taxes (IRPJ and CSLL) - Capital gains and Amortization of goodwill on the acquisition of equity interests.
Current status: This claim involves lawsuits in different administrative stages. In March 2025, in one of the processes, CARF ruled in favor of Petrobras in a claim related to the capital gain from the disposal of an equity interest.	313	578
8) Collection of Contribution of Intervention in the Economic Domain (CIDE) on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.
Current status: This claim involves lawsuits in different judicial stages.	436	544
9) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority
Current status: This claim involves lawsuits in different administrative and judicial stages. The reduction in value, in 2024, occurred, in particular, due to the transfer of amounts to the subject “Disallowance of credits and deduction from the PIS and COFINS calculation base”.	389	1,816
10) Deduction of the IRPJ and CSLL tax base of the amounts paid as an incentive to the Petros Plan renegotiation and past service.
Current status: This claim involves lawsuits in different judicial stages. In 2024, due to judicial decision, the loss expectation was partially reclassified.	288	723
11) Import tax, PIS/COFINS and customs fines - Import of vessels through Repetro's Special Customs Regime.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2024, the reduction refers to the reclassification of the expected loss in some processes.	235	403
12) Customs – Fines of 1% and 5% on the Customs Value.
Fines applied to the customs value of imported products due to inaccurated information in import declarations.
Current status: This claim involves lawsuits in different administrative and judicial stages.	225	273
13) Additional Social Security Contribution - Harmful Agents
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2024, the increase occurred, in particular, due to the reclassification of a matter in a process.	166	168
14) Collection of Import Tax, PIS/COFINS and customs fines, including Petrobras as jointly liable.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Current situation: Awaiting judgment of the Brazilian Federal Government appeal, at CARF, because of a lower court administrative decision favorable to the Company. In 2024, the expected loss of the claim was reclassified.	−	2,872
Plaintiff: States of SP, RJ, BA, PA, AL, MA, PB, PE, AM and SE Finance Departments
15) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: This claim involves lawsuits in different administrative and judicial stages.	428	514
Plaintiff: States of RJ and BA Finance Departments
16) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this VAT tax credit.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2024, a judicial decision generated the reclassification of the expectation of loss to remote in a claim.	97	960
Plaintiff: States of PE and RJ Finance Departments
17) VAT Tax (ICMS) on imports required by Brazilian States.
Current status: This claim involves lawsuits in different administrative and judicial stages.	298	355
Plaintiff: States of RJ, AM, PA, BA, MA, SP, RO, PE and RS Finance Departments
18) Alleged failure to write-down VAT (ICMS) credits related to zero tax rated or non-taxable sales made by the Company and its customers.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2024, the increase refers, in particular, to the receipt of a new infraction notice, offset by a reduction related to adherence to the amnesty program in the state of Pernambuco.	1,058	1,257
Plaintiff: States of RJ, BA, PE and MT Finance Departments
19) The plaintiff alleges that the transfers between branches, especially in RJ, without segregating VAT (ICMS), under the special regime, reduced the total credits of the central department.
Current status: This claim involves lawsuits in different administrative and judicial stages.	870	1,027
Plaintiff: States of RJ, BA, PB, SE, SP, ES, CE and PE Finance Departments
20) Appropriation of ICMS credit on the acquisition of goods (products in general) that, in the understanding of the inspection, would fit into the concept of material for use and consumption, being the tax credit undue.
Current status: This claim involves lawsuits in different administrative and judicial stages.	314	374
Plaintiff: States of RJ, PR, AM, BA, PA, PE, SP, PB and AL Finance Departments
21) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits in different administrative and judicial stages.	747	913
Plaintiff: State of SP Finance Department
22) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel interstate sales, including states in the Midwest, North and Northeast regions of Brazil and the State of Espírito Santo.
Current status: This claim involves lawsuits in different administrative and judicial stages.	244	299
Plaintiff: States of RJ, SP, BA, PE, PR and CE Finance Departments
23) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2024, the increase refers, in particular, to the reclassification of expected loss in a process.	515	576
Plaintiff: States of RJ, PE, ES and GO Finance Departments
24) Appropriation of ICMS credit - Monophase applicable to the acquisition of goods
Current status: The new infraction notices, received in 2024, are in the administrative phase, awaiting judgment at first instance.	634	−
Plaintiff: States of RJ, PE, CE and PB Finance Departments
25) Collection of ICMS related to State Funds.
Current status: This claim involves lawsuits in different judicial stages. In 2024, the increase occurred due to the filing of annulment actions by the Company due to the receipt of several release notes, especially in the state of Rio de Janeiro.	544	197
Plaintiff: States of AC, PA, AM, MA, BA, PB, PE, SE, TO, GO, MT, RJ, SP, SC and PR Finance Departments
26) VAT Tax (ICMS) under substitution regime required by states.
Current status: There are lawsuits in different administrative and judicial stages.	188	223
Plaintiff: Municipal government of Angra dos Reis/RJ
27) Added value of ICMS on oil import operations.
Current status: There are lawsuits in different judicial stages.	264	311
Plaintiff: Several Municipalities

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

28) Alleged failure to withhold and pay tax on services.
Current status: There are lawsuits in different administrative and judicial stages.	201	254
29) Other tax matters	1,420	1,768
Total for tax matters	21,307	37,189

		Estimate
Description of labor matters	12.31.2024	12.31.2023
Plaintiff: Employees and Sindipetro Unions.
1) Actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: The Federal Supreme Court (STF), accepting the Company's appeal, recognized in March 2024 that the calculation formula used by the Company is valid and in accordance with what was negotiated between the parties, reversing the decision of the Superior Labor Court (TST) which had established different criteria and reached an understanding partially contrary to the Company. As there were several legal actions at different procedural stages, the Company monitors the progress of the respective processes and makes the necessary adjustments to the values and expectations of this litigation in accordance with the decisions that apply the Superior Labor Court precedent. In 2024, the reduction refers, in particular, to write-offs and transfers for remote loss resulting from favorable decisions to Petrobras that applied the Superior Labor Court precedent.	4,934	8,362
2) Other labor matters	1,531	1,788
Total for labor matters	6,465	10,150

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Estimate
Description of civil matters	12.31.2024	12.31.2023
Plaintiff: Several goods and service providers
1) Claims related to goods and services supply contracts, with emphasis on discussions about economic and financial imbalance, contractual breach, fines and early termination of contracts.
Current status: The claims involve lawsuits in different judicial stages. In 2024, there was an increase in value due to new lawsuits and unfavorable decisions to Petrobras.	3,319	3,547
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP
2) Proceedings challenging an ANP order requiring Petrobras to: unite Tupi and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; and to unite Tartaruga Verde and Mestiça fields, which would cause changes in the payment of special participation charge.

Current status: This list involves claims that are disputed in court and in arbitration proceedings, as follows. In 2024, there was an increase in the value, due to the judicial deposits that are made by Petrobras:

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

b) Baúna and Piracicaba: the decision maintaining the suspension of arbitration was revoked, and the arbitration procedure is ongoing.

c) Tartaruga Verde and Mestiça: Petrobras was also authorized to make deposits of the disputed amounts, which continue to occur. The Federal Regional Court of the 2nd Region has so far ruled on the jurisdiction of the Arbitral Court, authorizing the continuation of the arbitration.

d) Berbigão and Sururu: ANP made a decision on January 24, 2025, determining the unification of the Berbigão and Sururu fields, located in the BM-S-11A concession, in the pre-salt layer of Santos Basin, operated by Petrobras with a 42.5% interest. The decision results in the reporting of production from the Berbigão and Sururu fields in a single field, increasing the rate applied to the corresponding collection of Special Participation related to the unified field, retroactively to the date of commencement of production. In the same decision, it was determined that ANP's Superintendence of Government Participations should determine the value of Government Participations considering the unified fields. The company has not yet received the release note with the charge from ANP.

	2,686	2,245
Plaintiff: Federations Oil Workers, Unions, employees and retired personnel from Petros
3) Collective and individual actions that discuss topics related to Petros plans.
Current status: The matter involves proceedings at different judicial stages. In 2024, the increase refers, in particular, to monetary and interest indexation.	1,946	2,225
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

Current status: The claims involve lawsuits in different administrative and judicial stages.	1,863	2,214
Plaintiff: Legal entities that participated in the purchase and sale of Petrobras assets
5) Judicial and arbitration proceedings that discuss asset sales carried out by Petrobras.
Current status: The matter involves proceedings in different judicial and arbitration stages. In 2024, there was an increase in value due to the receipt of new processes.	264	240
6) Several civil proceedings, with emphasis on those related to expropriation and easement of passage and civil liability.	832	984
Total for civil matters	10,910	11,455

		Estimate
Description of environmental matters	12.31.2024	12.31.2023
Plaintiff: Several authors, notably: Ministério Público Federal, Ministérios Públicos Estaduais and public environmental bodies, such as IBAMA - Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renováveis, state and municipal public bodies.
1) Several lawsuits of an environmental nature, with emphasis on action for alleged damage to fishermen due to the Company's operations, fines related to the Company's operations and public civil action for alleged environmental damage due to the sinking of Platform P-36. In 2024, the increase occurred mainly due to the partial reclassification of the expected loss in an action.	1,298	1,427
Total for environmental matters	1,298	1,427

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

19.3.2.	Minimum Compensation Based on Employee's Position and Work Schedule (Remuneração Mínima por Nível e Regime - RMNR)

The RMNR consists of a minimum remuneration guaranteed to employees, based on salary level, work schedule and geographic location. This remuneration policy was created and implemented by Petrobras in 2007 through collective negotiation with union representatives, and approved at employee meetings, with the formula for calculating the supplement to this minimum remuneration adopted by the Company later being questioned in court by employees and Unions. The Superior Labor Court (TST) established criteria different from those agreed and reached an understanding partially contrary to the Company, deciding to exclude some portions of the calculation. The Federal Supreme Court (STF), which accepted the Company's appeal, recognized in March 2024 that the calculation formula used by the Company is valid and in accordance with what was negotiated between the parties.

The Company has been adjusting the expectation of loss, according to the decisions in which the understanding of the STF applies. As there are several legal actions at different procedural stages, the Company monitors the application of the precedent to the respective processes, which are being terminated, according to their progress in the Court.

As of December 31, 2024, the balance of provisions for legal proceedings regarding RMNR amounts to US$ 88, while the contingent liabilities amount to US$ 4,934.

19.4.	Class action and related proceedings
19.4.1.	Class action in the Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and asserts that, based on the facts revealed by the Lava-Jato Operation, the defendants acted illegally before the investors. On May 26, 2021, the District Court of Rotterdam decided that the class action should proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and have their interests represented by the “Foundation”. However, the interests of investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the scope of the action.

On July 26, 2023, the Court issued an intermediary decision on the merits which provided the following understanding: (i) the requests made against PIB BV, PO&G and certain former members of the Company’s management were rejected; (ii) the Court declared that Petrobras and the PGF acted illegally in relation to their investors, although the Court expressed it does not consider itself sufficiently informed about relevant aspects of Brazilian, Argentine and Luxembourger laws to definitively decide on the merits of the action; and iii) the alleged rights under Spanish legislation are prescribed.

Regarding the aspects of Brazilian, Argentine and Luxembourger laws considered relevant to the sentence, the Court ordered the production of technical evidence by Brazilian and Argentine experts and by Luxembourger authorities.

On October 30, 2024, after the parties' comments on the technical evidence, the Court issued a ruling, in which it broadly accepted Petrobras' arguments regarding the requests presented in favor of the Company's shareholders and considered that: i) in accordance with Brazilian legislation, all damages alleged by the Foundation qualify as indirect and are not subject to compensation; and ii) according to Argentine law, shareholders cannot, in principle, request compensation from the Company for damages alleged by the Foundation, and the Foundation has not demonstrated that it represents a sufficient number of investors who could, in theory, present such a request.

Therefore, the Court rejected the Foundation's allegations in accordance with Brazilian and Argentine law, which resulted in the rejection of all requests made in favor of shareholders. With respect to certain bondholders, the Court considered that Petrobras and PGF acted illegally under Luxembourg law, while PGF acted illegally under Dutch law.

Furthermore, the Court confirmed the following issues of the decision released to the market on July 26, 2023: (i) rejection of the allegations against PIBBV, POG BV and the former CEOs of Petrobras, Maria das Graças Silva Foster and José Sérgio Gabrielli de Azevedo; and (ii) prescription of requests formulated in accordance with Spanish legislation.

The Foundation and PGF have appealed the ruling and previous interim decisions and will have the opportunity to substantiate their own appeals and respond to each other's appeals, before judgment by the Court of Appeal in The Hague. Petrobras will still be able to present its own appeal, within the deadline for responding to the Foundation's appeal.

In relation to bondholders, the Foundation cannot claim compensation under the class action, which will depend not only on a final result favorable to the interests of the investors in the class action, but also on the filing of subsequent actions by or on behalf of the investors by

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

the Foundation itself, an opportunity in which Petrobras will be able to offer all the defenses already presented in the class action and others that it deems appropriate, including in relation to the occurrence and quantification of any damages that must be proven by the potential beneficiaries of the decision or by the Foundation. Any compensation for the alleged damages will only be determined by court decisions in subsequent actions.

This class action involves complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the scope of the arbitration clause of the Petrobras Bylaws, the jurisdiction of the Dutch courts, the scope of the agreement that ended the Class Action in the United States, the Foundation's legitimacy to represent the interests of investors, the several laws applicable to the case, the information obtained from the production phase of evidence, the expert analyses, the timetable to be defined by the Court and the judicial decisions on key issues of the process, possible appeals, including before the Dutch Supreme Court, as well as the fact that the Foundation seeks only a declaratory decision in this class action.

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

Furthermore, the claims formulated are broad, cover a multi-year period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the value and duration of final resolution of this action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. However, Petrobras continues to reject the Foundation's allegations, in relation to which it was considered a victim by all Brazilian authorities, including the Brazilian Supreme Federal Court.

Petrobras and its subsidiaries reject the allegations made by the Foundation and will continue to defend themselves vigorously.

19.4.2.	Arbitration and other legal proceedings in Argentina

In relation to the arbitration in Argentina, the Argentine Supreme Court denied the appeal, but the Consumidores Damnificados Asociación Civil para su Defensa (formerly Consumidores Financieros Asociación Civil, "Association") filed a new appeal to the Argentine Supreme Court, which was also denied, thus the arbitration was sent to the Arbitration Court. This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the so-called Lava Jato Operation. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

In parallel to such arbitration, the Association also initiated a collective action before the Civil and Commercial Court of Buenos Aires, in Argentina, with Petrobras appearing spontaneously on April 10, 2023, within the scope of which it alleges Petrobras' responsibility for an alleged loss of the market value of Petrobras' securities in Argentina, as a result of allegations made within the scope of Lava Jato Operation and their impact on the Company's financial statements prior to 2015. Petrobras presented its defense on August 30, 2023. Petrobras denies the allegations presented by the Association and will defend itself against the accusations made by the author of the class action. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, the Court of Appeals revoked, on October 21, 2021, the lower court decision that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court judge take steps to certify whether the Company could be considered criminally immune in Argentina for further reassessment of the issue. After carrying out the steps determined by the Court of Appeals, on May 30, 2023, the lower court denied the recognition of immunity from jurisdiction to Petrobras. Petrobras filed an appeal against this decision, which was recognized by the Court of Appeals on April 18, 2024. Against this decision, the Association filed a new appeal, and on December 20, 2024, the Court of Cassation reformed the decision of the Court of Appeals to deny Petrobras' immunity from jurisdiction, which, in turn, appealed to the Supreme Court to reinstate the Court of Appeals decision. On December 27, 2024, before the decision of the Court of Cassation became final, the court of first instance ordered to sue Petrobras and a precautionary injunction, which was appealed to the Court of Appeals. The Court of Appeals had already recognized that the Association could not act as a representative of financial consumers, due to the loss of its registration with the competent Argentine bodies, which was also the subject of an appeal upheld by the Court of Appeals on September 15, 2022, recognizing the Association the right to represent financial consumers. The Company's appeal against this decision was rejected on February 21, 2025. Petrobras presented other procedural defenses, which may be re-discussed in later stages of the process. This criminal action is being processed before the Economic Criminal Court No. 2 of the city of Buenos Aires.

As for the other criminal action for alleged non-compliance with the obligation to publish a “press release” in the Argentine market about the existence of a class action filed by Consumidores Damnificados Asociación Civil para su Defensa before the Commercial Court, there are no developments in 2024.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

19.4.3.	Lawsuit in United States regarding Sete Brasil Participações S.A (“Sete”)

The EIG Energy Fund XIV, L.P. and affiliates (“EIG”) filed a lawsuit against Petrobras, before the District Court of Columbia, United States, to recover alleged losses related to its investment in Sete Brasil Participações S.A. On August 8, 2022, the judge upheld EIG's claim as to Petrobras' responsibility for the alleged losses (which was recorded in 2022 as provisions for legal proceedings) but denied the motion for summary judgment with respect to damages, whereby the award of compensation will be subject to the proof of damages by EIG at a hearing and to the consideration of the defenses by the Company. In the same decision, whose effects were recognized in the Company's financial statements in 2022, the judge denied the request to dismiss the case based on Petrobras' immunity from jurisdiction, when an appeal was filed with the Federal Court of Appeals for the District of Columbia, which was denied in June 2024. Petrobras then submitted a request to review the issue, which was rejected on July 24, 2024. As a result, the process, which had been suspended by the lower court judge on October 26, 2022 due to the filing of the appeal by Petrobras, resumed its course.

On August 26, 2022, on another procedural front initiated by the EIG, the District Court of Amsterdam granted a precautionary measure to block certain Petrobras assets in the Netherlands. This granting was based on the decision of the District Court of Columbia, on August 8, 2022, and was intended to ensure the satisfaction of EIG's claims contained in the aforementioned US lawsuit.

On March 7, 2025, Petrobras and EIG entered into an agreement to end the litigation between the parties. Under the terms of the agreement, Petrobras paid EIG the amount of US$ 283, while EIG requested the termination of the lawsuit pending in the District Court of Columbia and the cancellation of the precautionary measure blocking the Company's assets in the Netherlands, as well as waiving any rights related to the dispute. For more information, see note 36.

This agreement does not constitute admission of guilt or wrongdoing by Petrobras and meets the best interests of the Company and its shareholders, considering the US legislation applicable to the trial of the case, as well as the procedural stage and characteristics of litigations in the Federal Courts of the United States.

19.5.	Arbitrations proposed by non-controlling shareholders in Brazil

Petrobras is also currently a party to seven arbitrations proceedings before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado - CAM), linked to the Brazilian Stock Exchange (B3), brought by investors who purchased Petrobras’ shares traded on B3. Six of these arbitrations were initiated by national and foreign investors. The other proceeding was brought by an association that is not a shareholder of the Company and intended to be a collective arbitration, through representation of all non-controlling shareholders of Petrobras that acquired shares on B3 between January 22, 2010 and July 28, 2015. Investors claim alleged financial losses caused by facts related to the investigations of the so-called Lava Jato investigation.

These claims involve complex issues that are subject to substantial uncertainties and involve factors such as the novelty of the legal theories, the timing of the Chamber of Arbitration decisions, the information produced in discovery, besides analysis by retained experts.

The claims asserted are broad and span a multi-year period. The uncertainties inherent in all such matters affect the amount and timing of their ultimate resolution. As a result, the Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

Depending on the outcome of the remaining complaints, the Company may have to pay substantial amounts, which may have a significant effect on its consolidated financial position, financial performance and cash flows in a certain period. However, Petrobras does not recognize responsibility for the losses alleged by investors in these arbitrations.

These arbitrations are in different stages of processing.

In relation to one of the arbitrations, proposed by two institutional investors, on May 26, 2020, a partial award was issued which generally recognized the Company's responsibility, but not determined the payment of amounts by Petrobras. Against these decisions, Petrobras filed a lawsuit for the annulment of the partial arbitral award on July 20, 2020, as the Company understands that the award contains serious flaws and improprieties. On November 11, 2020, the 5th Business Court of Rio de Janeiro annulled the partial arbitration award, recognizing the serious flaws and improprieties pointed out by Petrobras. At the moment, the ruling is awaited after the appeals filed at the time have been judged. The appeals against this decision are still pending judgement of a final decision. In compliance with CAM rules, the lawsuit is confidential and only available to those involved in the original arbitration proceeding.

On September 11, 2024, in the arbitration that was intended to be collective, a final arbitration ruling was handed down, in favor of Petrobras, extinguishing the referred arbitration, without resolution on the merits, due to the applicant's active illegitimacy to act as a procedural substitute. The arbitration is confidential, having become final on November 29, 2024.

In turn, on January 9, 2025, in another of these arbitrations initiated by several foreign investors, a final arbitration award was handed down in favor of Petrobras. The sentence dismissed the request, accepting one of the defense theses presented by Petrobras, recognizing that, based on Brazilian law, there is no legal permit that authorizes investors to bring an action for compensation against the Company for indirect damages, such as those related to the devaluation of the value of shares. This arbitration is confidential, as are the others in progress.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Petrobras will continue to defend itself in this and other arbitrations.

Accounting policy for provisions for legal proceedings, contingent liabilities and contingent assets

The Company recognizes provisions for legal, administrative and arbitration proceedings when the technical assessment of its legal advisors and the judgment of management consider that it is more likely than not that a present obligation exists and the other conditions to recognize a provision are met, including that it is probable that an outflow of resources will be required to settle the obligation.

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

20.	Provision for decommissioning costs

The following table details the amount of the provision for decommissioning costs by producing area:

	12.31.2024	12.31.2023
Onshore	493	447
Shallow waters	7,266	6,253
Deep and ultra-deep post-salt	12,071	10,873
Pre-salt	6,373	5,630
Total	26,203	23,203
Current	1,696	2,032
Non-current	24,507	21,171

Changes in the provision for decommissioning costs are presented as follows:

Non-current liabilities	2024	2023
Opening balance	23,203	18,600
Adjustment to provision	9,373	3,821
Transfers related to liabilities held for sale	(407)	(339)
Use of provisions	(1,464)	(1,227)
Interest accrued	970	837
Others	26	(8)
Translation adjustment	(5,498)	1,519
Closing balance	26,203	23,203

In 2024, it includes the provision established for the Cherne cluster (US$ 664) in Rio de Janeiro, the Pescada cluster (US$ 46) in Rio Grande do Norte, and the reduction of the provision related to the Uruguá cluster, Uruguá and Tambaú fields, (US$ 338) in Rio de Janeiro. In 2023, it includes the provision established for the Uruguá cluster (US$ 381) and the reduction of the provision related to the Pescada cluster (US$ 41), as set out in note 29.

The expected realization of the provisions is presented below:

	2025	2026	2027	2028	2029	2030 onwards	12.31.2024
Provision for decommissioning costs	1,696	2,593	2,153	2,340	1,724	15,697	26,203

The effect of a change in the discount rate (key assumption) may result in material variations of the provision, as outlined below.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Sensitivity to the discount rate (1)	Effects on provision for decommissioning costs	Effects on carrying amounts of assets	Effects on other income and expenses
Increase of 0.5 percentage points	(1,631)	(1,484)	(146)
Decrease of 0.5 percentage points	1,796	1,629	166
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

21.	Other assets and liabilities

Assets		12.31.2024	12.31.2023
Escrow account and/ or collateral	(a)	750	1,009
Advances to suppliers	(b)	2,207	1,814
Prepaid expenses	(c)	351	453
Derivatives transactions	(d)	29	92
Assets related to E&P partnerships	(e)	378	255
Others		336	262
		4,051	3,885
Current		1,550	1,570
Non-Current		2,501	2,315

Liabilities		12.31.2024	12.31.2023
Obligations arising from divestments	(f)	914	1,200
Contractual retentions	(g)	611	716
Advances from customers	(h)	270	692
Provisions for environmental expenses, research and development and fines	(i)	681	708
Other taxes	(j)	301	376
Unclaimed dividends	(k)	276	337
Derivatives transactions	(d)	129	62
Obligations arising from acquisition of equity interests	(l)	130	156
Various creditors		99	138
Others		414	520
		3,825	4,905
Current		2,205	3,015
Non-Current		1,620	1,890

The following references detail the nature of the operations that make up the balances of other assets and liabilities:

a) Amounts deposited for payment of obligations related to the finance agreement with China Development Bank, as well as margin in guarantee for futures and over-the-counter derivatives. In addition, there are amounts in investment funds from escrow accounts related to divestment of Transportadora Associada de Gás S.A. (TAG) and in Nova Transportadora do Sudeste S.A. (NTS).

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

b) The balance mainly comprises advances for the construction of platforms P-80, P-82, P-83, P-84 and P-85 and for the acquisition of underwater oil and gas production and flow equipment. For each of the agreements related to these advances, the Company has an associated guarantee capable of fully covering the amount advanced by Petrobras, which includes bank guarantees, letters of credit, guarantee insurance and/or corporate guarantees.

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

k) Dividends made available to shareholders and not paid due to the existence of pending registration issues for which the shareholders are responsible with the custodian bank for the shares and with Petrobras, according to note 32.

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

22.	The “Lava Jato (Car Wash) Operation” and its effects on the Company

In the preparation of these consolidated financial statements for the the year ended December 31, 2024, the Company considered all the available information relating to the “Lava Jato” Operation, and did not identify any of such information that would affect the adopted calculation methodology and would trigger additional write-offs on the overpayments incorrectly capitalized.

The Company will continue to monitor the investigations and collaborate with the competent authorities. Given the absence of new relevant facts in relation to this operation in recent years, the Company does not expect any material changes to the write-off recognized in 2014 or to the methodology adopted, unless there is a new relevant fact in the future.

During 2024, leniency and plea agreements entitled the Company to receive funds with respect to compensation for damages, in the amount of US$ 60 (US$ 109 in 2023 and US$ 96 in 2022), accounted for as other income and expenses. Thus, the total amount recovered from Lava Jato investigation through December 31, 2024 was US$ 1,787.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

23.	Property, plant and equipment
23.1.	By class of assets

	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total
Balance at January 1, 2024	2,687	58,409	21,516	40,432	30,380	153,424
Cost	4,634	118,173	31,467	74,809	44,829	273,912
Accumulated depreciation and impairment (4)	(1,947)	(59,764)	(9,951)	(34,377)	(14,449)	(120,488)
Additions	21	381	15,203	102	10,492	26,199
Decommissioning costs - Additions to / review of estimates	−	−	−	6,393	−	6,393
Capitalized borrowing costs	−	−	1,558	−	−	1,558
Write-offs	(8)	(53)	(300)	(9)	(66)	(436)
Transfers (5)	482	5,126	(7,641)	2,592	10	569
Transfers to assets held for sale	−	20	(5)	(402)	69	(318)
Depreciation, amortization and depletion	(78)	(4,963)	−	(3,699)	(6,213)	(14,953)
Impairment recognition (note 25)	(2)	(439)	(324)	(864)	(45)	(1,674)
Impairment reversal (note 25)	4	140	11	19	13	187
Translation adjustment	(621)	(12,814)	(5,634)	(8,643)	(6,952)	(34,664)
Balance at December 31, 2024	2,485	45,807	24,384	35,921	27,688	136,285
Cost	3,895	96,963	30,321	67,357	42,366	240,902
Accumulated depreciation and impairment (4)	(1,410)	(51,156)	(5,937)	(31,436)	(14,678)	(104,617)

Balance at January 1, 2023	2,538	55,147	14,838	38,434	19,212	130,169
Cost	4,343	105,429	23,938	67,581	29,670	230,961
Accumulated depreciation and impairment (4)	(1,805)	(50,282)	(9,100)	(29,147)	(10,458)	(100,792)
Additions	−	528	11,919	12	15,177	27,636
Decommissioning costs - Additions to / review of estimates	−	−	−	2,672	−	2,672
Capitalized borrowing costs	−	−	1,277	−	−	1,277
Signature Bonuses Transfers (6)	−	−	−	16	−	16
Write-offs	(11)	(304)	(86)	(74)	(156)	(631)
Transfers (5)	58	5,531	(7,058)	1,754	1	286
Transfers to assets held for sale	(16)	(36)	99	(241)	(85)	(279)
Depreciation, amortization and depletion	(84)	(5,079)	−	(4,711)	(5,432)	(15,306)
Impairment recognition (note 25)	−	(1,689)	(883)	(314)	(39)	(2,925)
Impairment reversal (note 25)	3	101	9	1	28	142
Translation adjustment	199	4,210	1,401	2,883	1,674	10,367
Balance at December 31, 2023	2,687	58,409	21,516	40,432	30,380	153,424
Cost	4,634	118,173	31,467	74,809	44,829	273,912
Accumulated depreciation and impairment (4)	(1,947)	(59,764)	(9,951)	(34,377)	(14,449)	(120,488)
(1) It is composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(2) See note 13 for assets under construction by operating segment.
(3) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated with the exploration and production of oil and gas, except for assets under "Equipment and other assets".
(4) In the case of land and assets under construction, it refers only to impairment losses.
(5) It mainly includes transfers between classes of assets and transfers from advances to suppliers.
(6) Transfer from Intangible Assets.

Additions to assets under construction are mainly due to investments in the production development of Búzios, Mero and other fields in the Espírito Santo, Santos, and Campos basins. As for additions to right-of-use assets, they are related to the chartering of platforms, notably FPSO Maria Quiteria and FPSO Duque de Caxias drilling rigs for E&P operations, vessels and to the chartering of the Regasification Vessel Sequoia, operating at the LNG Terminal in Bahia, and the respective effect on lease liability (note 31).

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

23.2.	Estimated useful life

The useful life of assets subject to depreciation are shown below:

Asset	Weighted average useful life in years
Buildings and improvement	38 (between 25 and 50)
Equipment and other assets	22 (between 1 to 31) - except assets by the units of production method
Exploration and development costs	Units of production method or 20 years
Right-of-use	14 (between 2 and 50)

The estimated useful life of buildings and improvements, equipment and other assets is as follows:

	Buildings and improvements, equipment and other assets

Estimated useful life	Cost	Accumulated depreciation	Balance at December 31, 2024
5 years or less	4,789	(3,830)	959
6 - 10 years	7,159	(5,221)	1,938
11 - 15 years	4,837	(3,466)	1,371
16 - 20 years	26,561	(16,323)	10,238
21 - 25 years	26,431	(9,152)	17,279
25 - 30 years	10,627	(3,505)	7,122
30 years or more	4,773	(1,555)	3,218
Units of production method	15,535	(9,491)	6,044
Total	100,712	(52,543)	48,169
Buildings and improvements	3,749	(1,387)	2,362
Equipment and other assets	96,963	(51,156)	45,807

23.3.	Right-of-use assets

The table below shows the split by type of asset and readjustment clauses with possible impacts on accumulated depreciation and impairment, as follows:

	Platforms	Vessels	Properties	Total
Cost	22,484	17,542	2,340	42,366
Accumulated depreciation and impairment	(4,712)	(9,216)	(750)	(14,678)
Without contractual readjustment clauses	−	(7,490)	(120)	(7,610)
With contractual readjustment clauses – Brazil	(4,712)	(731)	−	(5,443)
With contractual readjustment clauses – abroad	−	(996)	(629)	(1,625)
Balance at December 31, 2024	17,772	8,326	1,590	27,688
Cost	23,859	18,000	2,970	44,829
Accumulated depreciation and impairment	(4,803)	(8,796)	(850)	(14,449)
Without contractual readjustment clauses	−	(7,103)	(168)	(7,271)
With contractual readjustment clauses – Brazil	(4,803)	(225)	−	(5,028)
With contractual readjustment clauses – abroad	−	(1,468)	(682)	(2,150)
Balance at December 31, 2023	19,056	9,204	2,120	30,380

INDEX

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

In 2024, the Cachalote oil and gas field, in Campos basin, was returned to ANP. The Company wrote this field off due to impairments recognized.

In 2023, the following oil and gas fields, in Campos basin, were returned to ANP: Atum, Curimã, Espada and Xaréu. Thus, the Company wrote off the amount of US$ 45.

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

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the year ended December 31,2024, the capitalization rate was 7.19% p.a. (7% p.a. for the year ended December 31, 2023).

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

24.	Intangible assets
24.1.	By class of assets

	Rights and Concessions (1)	Software	Goodwill	Total
Balance at January 1, 2024	2,425	592	25	3,042
Cost	2,489	1,891	25	4,405
Accumulated amortization and impairment	(64)	(1,299)	−	(1,363)
Addition	24	201	−	225
Capitalized borrowing costs	−	12	−	12
Write-offs	(18)	(2)	−	(20)
Transfers	−	7	−	7
Amortization	(4)	(130)	−	(134)
Impairment recognition (note 25)	(224)	−	−	(224)
Translation adjustment	(506)	(142)	(5)	(653)
Balance at December 31, 2024	1,697	538	20	2,255
Cost	1,750	1,663	20	3,433
Accumulated amortization and impairment	(53)	(1,125)	−	(1,178)
Estimated useful life in years	Indefinite (2)	5	Indefinite

Balance at January 1, 2023	2,523	439	24	2,986
Cost	2,578	1,560	24	4,162
Accumulated amortization and impairment	(55)	(1,121)	−	(1,176)
Addition	148	200	−	348
Capitalized borrowing costs	−	13	−	13
Write-offs	(41)	−	−	(41)
Transfers	(11)	2	−	(9)
Signature Bonuses Transfers (3)	(16)	−	−	(16)
Amortization	(4)	(100)	−	(104)
Impairment recognition (note 25)	(364)	−	−	(364)
Translation adjustment	190	38	1	229
Balance at December 31, 2023	2,425	592	25	3,042
Cost	2,489	1,891	25	4,405
Accumulated amortization and impairment	(64)	(1,299)	−	(1,363)
Estimated useful life in years	Indefinite (2)	5	Indefinite
(1) It comprises mainly signature bonuses (amounts paid in concession and production sharing contracts for oil or natural gas exploration), in addition to public service concessions, trademarks and patents and others.
(2) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.
(3) Transfer to PP&E Assets.

24.2.	ANP Bidding Result

Blocks in the Pelotas Basin - 4th Permanent Concession Offering Cycle

On December 13, 2023, Petrobras acquired exploration and production rights for oil and natural gas in 29 blocks in the Pelotas Basin during the 4th Permanent Concession Offering Cycle conducted by ANP, with a signature bonus payment of US$ 20 in 2024. For more information about the contracts signed through partnerships, see note 27.

24.3.	Exploration rights returned to the ANP

In 2024, the return of 5 exploratory blocks was approved, resulting in the write-off of the respective assets. These blocks are: ES-M-598 and ES-M-673, located in the Espírito Santo Basin; PAR-T-175, in the Paraná Basin, totaling US$ 19; as well as blocks C-M-657 and C-M-709, located in the Campos Basin, as stated in explanatory note 25. In 2023, 8 exploration areas located in the pre-salt area of the Campos Basin were returned to ANP, totaling US$ 414 (R$ 2,006 million) in exploration rights written-off.

For more information see note 26 regarding exploration and evaluation of oil and gas reserves.

INDEX

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

Intangible assets with an indefinite useful life are not amortized but are tested annually for impairment. Their useful lives are reviewed annually.

25.	Impairment

Statement of income	2024	2023	2022
Impairment (losses) reversals	(1,531)	(2,680)	(1,315)
Exploratory assets	(224)	(364)	−
Impairment of equity-accounted investments	13	(2)	(6)
Net effect within the statement of income	(1,742)	(3,046)	(1,321)
Losses	(1,955)	(3,307)	(1,640)
Reversals	213	261	319

Statement of financial position	2024	2023	2022
Property, plant and equipment (1)	(1,487)	(2,783)	(1,163)
Intangible assets (1)	(224)	(364)	(1)
Assets classified as held for sale	(32)	103	(151)
Investments	1	(2)	(6)
Net effect within the statement of financial position	(1,742)	(3,046)	(1,321)
(1) See note 25.1.

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable, or that there may be a reversal of impairment losses recognized in previous years.

On November 21, 2024, management concluded and approved its Business Plan 2025-2029, considering a complete update of economic assumptions, as well as its project portfolio and estimates of reserve volumes.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

25.1.	Impairment of property, plant and equipment and intangible assets

Asset or CGU by nature (1)	Carrying amount before impairment testing	Recoverable amount (2)	Impairment (losses) / reversals (3)	Business segment	Comments
					2024
Producing properties relating to oil and gas activities in Brazil (several CGUs)	7,998	7,000	(1,129)	E&P	Item (a1)
Second refining unit in RNEST	414	−	(421)	RT&M	Item (b1)
Oil and gas exploratory assets (several CGUs)	200	−	(224)	E&P	Item (c1)
Others			63	Several
Total			(1,711)
					2023
Producing properties relating to oil and gas activities in Brazil (several CGUs)	8,332	6,108	(2,217)	E&P	Item (a2)
Second refining unit in RNEST	943	455	(486)	RT&M	Item (b2)
Oil and gas exploratory assets (several CGUs)	371	−	(364)	E&P	Item (c2)
Others	−	−	(80)	Several
Total			(3,147)
					2022
Producing properties relating to oil and gas activities in Brazil (several CGUs)	8,307	7,747	(628)	E&P	Item (a3)
Oil and gas production and drilling equipment in Brazil (several CGUs)	486	7	(478)	E&P	Item (d)
Itaboraí utilities	919	777	(142)	G&LCE	Item (e)
Second refining unit in RNEST	792	882	89	RT&M	Item (b3)
Others			(5)	Several
Total			(1,164)
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

The cash flow projections used to measure the value in use of the CGUs, at December 31, 2024, were mainly based on the following updated assumptions for average Brent prices and Brazilian real/U.S. dollar average exchange rates:

At December 31, 2024, average Brent prices and Brazilian real/U.S. dollar average exchange rates used were:

Business Plan 2025-2029	2025	2026	2027	2028	2029	Long term Average
Average Brent (US$/barrel)	83	77	74	71	68	65
Average Brazilian Real (excluding inflation) - Real /U.S. dollar exchange rate	5.00	4.92	4.87	4.83	4.79	4.64

At December 31, 2023, average Brent prices and Brazilian real/U.S. dollar average exchange rates used were:

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Strategic Plan 2024-2028	2024	2025	2026	2027	2028	Long term Average
Average Brent (US$/barrel)	80	78	75	73	70	65
Average Brazilian Real (excluding inflation) - Real /U.S. dollar exchange rate	5.05	5.04	5.03	4.98	4.90	4.65

At December 31, 2022, average Brent prices and Brazilian real/U.S. dollar average exchange rates used were:

Strategic Plan 2023-2027	2023	2024	2025	2026	2027	Long term Average
Average Brent (US$/barrel)	85	80	75	70	65	55
Average Brazilian Real (excluding inflation) - Real /U.S. dollar exchange rate	5.02	5.00	5.00	4.97	4.88	4.76

Post-tax discount rates, excluding inflation, applied in the tests which presented the main impairment losses and reversals for the period were:

Activity	12.31.2024	12.31.2023
Producing properties relating to oil and gas activities in Brazil	7.6% p.a.	7.6% p.a.
RT&M in Brazil – postponed projects	7.7% p.a.	7.0% p.a.

In 2024, the main changes in the CGUs (in the E&P segment) were:

•	Extinction of the Carapanaúba field due to its annexation to the Sudoeste de Urucu field (Arara cluster);
•	Extinction of the Cherne cluster due to the signing of a purchase and sale agreement for the transfer of Petrobras' entire interest;
•	Extinction of the Cidade Entre Rios field due to its annexation to the Riacho Ouricuri field;
•	Exclusion of the Cachalote field following the approval of its abandonment; and
•	Reintegration of the Uruguá and Tambaú fields due to the cancellation of the purchase and sale agreement.

Additional information on key assumptions for impairment testing and on CGU definitions is presented in note 4.2.2.

Information on the main impairment losses of property, plant and equipment and intangible assets is presented as follows:

a1) Producing properties in Brazil – 2024

The assessments of assets linked to oil and gas production fields in Brazil resulted in net losses amounting to US$ 1,129, primarily related to the CGUs of: (i) Roncador (US$ 366), Barracuda and Caratinga cluster (US$ 204). These losses were mainly driven by the revision of decommissioning costs, as well as a reduction in platform efficiency and well performance forecasts for Barracuda and Caratinga cluster, negatively impacting the production curves of the fields; and (ii). Uruguá/Tambaú (US$ 497) due to the cancellation of the divestment process and the absence of production curves associated with Business Plan 2025-2029.

a2) Producing properties in Brazil – 2023

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

a3) Producing properties in Brazil – 2022

Impairment losses on producing properties in Brazil amount to US$ 628, mainly in Roncador field (US$ 518), reflecting the revision of abandonment costs and of the recovery of areas, as well as changes in operational efficiency estimates, which had a negative effect over production curves of this field.

b1) Second refining unit of RNEST – 2024

Impairment losses amounting to US$ 421 due to the increase in investment and operating expenditures estimates reflected in the Business Plan 2025-2029.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

b2) Second refining unit of RNEST – 2023

In 2023, the Company recognized a US$ 486 loss on this asset, mainly due to: (i) the review of the scope for the implementation of logistics infrastructure, with an increase in necessary investments; and (ii) the revision of the assumptions of the Strategic Plan 2024-2028, resulting in an increase in operational costs.

b3) Second refining unit of RNEST – 2022

The cash flows to measure the value in use of the second refining unit of RNEST considers operational optimization and the margins for the refining segment estimated in the Strategic Plan 2023-2027, triggering impairment reversals in the amount of US$ 89.

c1) Oil and gas exploratory assets -2024

The assessments conducted on exploratory assets indicated a reduction in the recoverable values of the exploratory blocks C-M-657 and C-M-709, located in the Campos Basin and, consequently, the recognition of losses amounting to US$ 224. Management approved the full and voluntary relinquishment of these blocks to ANP in October 2024.

c2) Oil and gas exploratory assets -2023

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

d) Oil and gas production and drilling equipment in Brazil - 2022

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

25.1.1.	Assets most sensitive to future impairment recognition

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

The analysis presented as follows considers CGUs with estimated impairment losses or reversals if there was a 10% reduction or increase in their recoverable amounts, arising from changes in material assumptions:

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Potential impairment losses - 10% reduction in the recoverable amount	Business segment	Carrying amount	Recoverable amount	Sensitivity
Asset with recoverable amount close to its carrying amount
CGU Marlim Sul	E&P	4,825	4,760	(65)
Assets with impairment losses
Producing properties relating to oil and gas activities in Brazil (9 CGUs)	E&P	6,656	5,991	(665)
Itaboraí utilities	G&LCE	900	810	(90)
Araucária Nitrogenados - ANSA	RT&M	12	11	(1)
		12,393	11,572	(821)

Potential impairment reversals - 10% increase in the recoverable amount	Business segment	Carrying amount	Recoverable amount	Sensitivity (1)
Assets with impairment losses
Producing properties relating to oil and gas activities in Brazil (9 CGUs)	E&P	6,656	7,322	666
Itaboraí utilities	G&LCE	900	989	89
Araucária Nitrogenados - ANSA	RT&M	12	13	1
		7,568	8,324	756
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

Reversal of previously recognized impairment losses may occur for assets other than goodwill.

25.2.	Assets classified as held for sale

Asset or CGU by nature (1)	Carrying amount before impairment testing	Recoverable amount (2)	Impairment (losses) / reversals (3)	Business segment
				2024
Producing properties relating to oil and gas activities	44	–	(44)	E&P
Others			12	Several
Total			(32)
				2023
Producing properties relating to oil and gas activities	230	334	102	E&P
Others			1	Several
Total			103
				2022
Producing properties relating to oil and gas activities	376	300	(116)	E&P
Refinery and associated logistics assets	77	34	(44)	RT&M
Others			9	Several
Total			(151)
(1) It only refers to assets or groups of assets which presented impairment losses or reversals in the period.
(2) The recoverable amounts of assets for impairment computation were their fair value.

In 2024, the Company recognized impairment losses on assets held for sale arising from the assessment at the fair value of assets, net of disposal expenses, mainly arising from Pescada cluster, due to decommissioning cost review.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In 2023, the Company recognized reversals on assets held for sale in the amount of US$ 103 arising from the assessment at the fair value of assets, net of disposal expenses, mainly arising from the approval for the disposal of Uruguá cluster (US$ 102).

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

The accounting policy for assets and liabilities held for sale is set out in note 29.

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

Braskem S.A.

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. As of December 31, 2024, the quoted market value of the Company’s investment in Braskem was US$ 557 based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares, see note 28.4). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

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

Cash flow projections to determine the value in use of Braskem were based on estimated prices of feedstock and petrochemical products reflecting international trends on prices, petrochemical products sales volume estimates reflecting projected Brazilian and global G.D.P. growth, post-tax discount rate (excluding inflation) of 7.4% p.a., (WACC), and decreases in the EBITDA margin during the growth cycle of the petrochemical industry in the next years and increases in the long-term. Estimated exchange rates and Brent prices are the same as those set out in note 25.1.

INDEX

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

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (1)	2024	2023
Property plant and equipment
Opening Balance	1,512	1,876
Additions	338	505
Write-offs	(27)	(8)
Transfers	(3)	(1,000)
Translation adjustment	(345)	139
Closing Balance	1,475	1,512
Intangible assets
Opening Balance	2,313	2,406
Additions	20	147
Write-offs	(19)	(41)
Transfers	−	(16)
Losses on exploration expenditures written off	(224)	(364)
Translation adjustment	(481)	181
Closing Balance	1,609	2,313
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	3,084	3,825
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

The additions occurred in Intangible assets during 2024 mainly referred to due to the signing of agreement of the 29 blocks in the Pelotas Basin acquired in the 4th Permanent Concession Offering Cycle.

The recognition of losses in Intangible assets (US$ 224), in 2024, was due to the economic unfeasibility of the exploratory blocks C-M-657 and C-M-709, located in the Campos Basin, given that the Company decided not to complete the development of these projects (see note 25).

In 2023, the recognition of losses in Intangible Assets (US$ 364) was due to the economic unfeasibility of the projects in blocks C-M-210, C-M-277, C-M-344, C-M-346, C-M-411 and C-M-413, which were in the production development phase. In October 2023, the Company’s Management approved the voluntary full return of these blocks to the ANP, in addition to the return of Dois Irmãos block (US$ 37) and Três Marias block (US$ 6). All blocks are located in the pre-salt layer of the Campos basin and the corresponding assets were written-off.

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

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	2024	2023	2022
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(412)	(566)	(358)
Exploration expenditures written off (includes dry wells and signature bonuses (1)	(482)	(421)	(248)
Contractual penalties on local content requirements	(5)	12	(47)
Other exploration expenses	(14)	(7)	(34)
Total expenses	(913)	(982)	(687)
Cash used in:
Operating activities	426	573	393
Investment activities	582	672	555
Total cash used	1,008	1,245	948
(1) It includes amounts relating to economic unfeasibility of exploratory blocks (note 25).

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In 2023 and 2022, Petrobras signed Terms of Conduct Adjustment (TACs) with the ANP to offset local content fines related in 24 concessions in which Petrobras has a 100% interest and in 22 concessions in which Petrobras operates in partnership with other companies.

The TACs converted fines into investment commitments in the Exploration and Production segment with local content, resulting in the closing of administrative proceedings, resulting in a US$ 0.2 gain in 2024 due to the reversal of liabilities (a US$ 54 gain in 2023).

As of December 31, 2024, under the terms of the agreement, Petrobras commits to investing US$ 160 (R$ 990) in local content by December 31, 2027.

Accounting policy for exploration and evaluation of oil and gas reserves

The costs incurred in connection with the exploration, appraisal and development of crude oil and natural gas production are accounted for using the successful efforts method of accounting, as set out below:

•	geological and geophysical costs related to exploration and appraisal activities incurred until economic and technical feasibility are demonstrated are immediately recognized as an expense;
•	amounts paid for obtaining concessions for exploration of crude oil and natural gas (capitalized acquisition costs) are initially capitalized as intangible assets and are transferred to property, plant and equipment once the technical and commercial feasibility are demonstrated. More information on intangible assets accounting policy, see note 24;
•	costs directly attributable to exploratory wells, including their equipment, installations and other costs necessary to identify the technical and commercial feasibility, pending determination of proved reserves, are capitalized within property, plant and equipment. In some cases, exploratory wells have discovered oil and gas reserves, but at the moment the well drilling is completed they are not yet able to be classified as proved. In such cases, the expenses continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and progress on assessing the reserves and the technical and commercial feasibility of the project is under way (for more information see note 26.1);
•	an internal commission of technical executives of the Company reviews monthly these conditions for each well, by analysis of geoscience and engineering data, existing economic conditions, operating methods and government regulations (for more information see note 4.1);
•	costs related to exploratory wells drilled in areas of unproved reserves are charged to expense when determined to be dry or uneconomic by the aforementioned internal commission; and
•	costs related to the construction, installation and completion of infrastructure facilities, such as drilling of development wells, construction of platforms and natural gas processing units, construction of equipment and facilities for the extraction, handling, storing, processing or treating crude oil and natural gas, pipelines, storage facilities, waste disposal facilities and other related costs incurred in connection with the development of proved reserve areas (technically and commercially feasible) are capitalized within property, plant and equipment.

26.1.	Aging of Capitalized Exploratory Well Costs

The following tables set out the amounts of exploratory well costs that have been capitalized for a period of one year or more after the completion of drilling, the number of projects whose costs have been capitalized for a period greater than one year, and an aging of those amounts by year (including the number of wells relating to those costs):

Aging of capitalized exploratory well costs (1)	2024	2023
Exploratory well costs capitalized for a period of one year	311	211
Exploratory well costs capitalized for a period greater than one year	1,164	1,301
Total capitalized exploratory well costs	1,475	1,512
Number of projects relating to exploratory well costs capitalized for a period greater than one year	18	17

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Capitalized costs (2024)	Number of wells
2023	76	2
2022	209	3
2021	73	2
2020	17	1
2019 and previous years	789	14
Exploratory well costs that have been capitalized for a period greater than one year	1,164	22
(1) Amounts paid for obtaining rights and concessions for exploration of oil and gas (capitalized acquisition costs) are not included.

Exploratory well costs that have been capitalized for a period greater than one year since the completion of drilling relate to 18 projects comprising 22 wells, are composed of (i) US$ 1,046 of wells in areas in which there has been ongoing drilling or firmly planned drilling activities for the near term and for which an evaluation plan has been submitted for approval to the ANP; and (ii) US$ 118 relates to costs incurred to evaluate technical and commercial feasibility necessary for the decision on the production development and on definition of proved reserves.

26.2.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 1,250 (US$ 1,770 as of December 31, 2023), which is still in force as of December 31, 2024, net of commitments undertaken. As of December 31, 2024, the collateral comprises future crude oil production capacity from Marlim and Buzios producing fields, already in production, pledged as collateral, in the amount of US$ 1,239 (US$ 1,756 as of December 31, 2023) and bank guarantees of US$ 11 (US$ 14 as of December 31, 2023).

27.	Consortia (partnerships) in E&P activities

In line with its strategic objectives, Petrobras operates in association with other companies in consortia as holder of oil and natural gas exploration and production rights in concessions and production sharing regimes.

As of December 31, 2024, the Company holds interests in 95 consortia with 34 companies, among which Petrobras is the operator in 64 (67 consortia with 32 companies and operator in 39, as of December 31, 2023). In 2024, the Company formed 32 new consortia, stopped participating in 2 others, and now holds 100% in 2 others.

The partnerships established in 2024, with Petrobras as the operator, are related to the 4th Cycle of the Permanent Concession Offer in the Pelotas Basin, as follows:

•	26 contracts with Petrobras holding a 70% interest and Shell holding 30%; and
•	3 contracts with Petrobras holding a 50% interest, Shell 30%, and CNOOC 20% (note 24.2).

Additionally, Petrobras will act as a non-operator in 3 new partnerships in São Tomé and Príncipe.

In 2023, 2 new partnerships were formed with Petrobras as the operator, both related to the 1st Cycle of the Permanent Sharing Offer:

•	Campos Basin, with 30% held by Petrobras, 30% by TotalEnergies, 20% by Petronas, and 20% by Qatar Energy; and
•	Santos Basin, with Petrobras holding a 60% interest and Shell 40%.

Consortia bring benefits through risk sharing, increased investment capacity, technical and technological interchange, aiming at the growth in oil and gas production. The following table presents the production referring to Petrobras's participation in the main fields in which the Company is the operator in the consortium:

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Field	Location	Petrobras interest	Partners interest	Petrobras production portion in 2024 (mboed)	Regime
Tupi	Santos basin pre-salt	65%	Shell - 25% Petrogal - 10%	666	Concession
Búzios ECO	Santos basin pre-salt	85%	CNODC - 10% CNOOC - 5%	501	Production sharing
Mero	Santos basin pre-salt	40%	TotalEnergies - 20% Shell - 20% CNODC - 10% CNOOC – 10%	136	Production sharing
Roncador	Campos basin	75%	Equinor - 25%	85	Concession
Sapinhoá	Santos basin pre-salt	45%	Shell - 30% Repsol Sinopec - 25%	77	Concession
Atapu ECO	Santos basin pre-salt	52.5%	Shell - 25% TotalEnergies - 22.5%	47	Production sharing
Berbigão	Santos basin pre-salt	42.5%	Shell - 25% TotalEnergies - 22.5% Petrogal - 10%	31	Concession
Sururu	Santos basin pre-salt	42.5%	Shell - 25% TotalEnergies - 22.5% Petrogal - 10%	29	Concession
Tartaruga Verde	Campos basin	50.0%	Petronas - 50%	26	Concession
Sépia ECO	Santos basin pre-salt	30%	TotalEnergies - 28% Petronas - 21% Qatar - 21%	19	Production sharing
Total				1,617

Accounting policy for joint operations

The E&P consortia are classified as joint operations, where the assets, liabilities, revenues and expenses relating to these consortia are accounted for in the financial statements individually, observing the applicable specific accounting policies and reflecting the portion of the contractual rights and obligations that the Company has.

27.1.	Unitization Agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies in E&P consortia. These agreements result in reimbursements payable to (or receivable from) partners regarding expenses and production volumes mainly related to Agulhinha, Albacora Leste, Berbigão, Budião Noroeste, Budião Sudeste, Caratinga and Sururu.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Provision for equalizations (1)

The table below presents changes in the reimbursements payable relating to the execution of the AIP submitted to the approval of the ANP:

	2024	2023
Opening balance	462	407
Additions to PP&E, net of write-offs	230	17
Payments made	(1)	(56)
Other income and expenses	16	62
Translation adjustments	(130)	32
Closing balance (1)	577	462
(1) Notably Berbigão, Sururu and Agulhinha.

In 2024, these agreements resulted in additions and write-offs in PP&E, in addition to other income and expenses, reflecting the best available estimate of the assumptions used in the calculation base and the sharing of assets in areas to be equalized.

Closed agreements in 2024

In May 2024, the Agreement on Expenditure and Volume Equalization, provided for in the Brava Shared Reservoir AIP, was signed. The amount paid by Petrobras to Pré-sal Petróleo S.A. (PPSA) on June 24, 2024 was US$ 1.

Accounting Policy for unitization agreements

A unitization agreement occurs when a reservoir extends across two or more license or contract areas. In this case, partners pool their individual interests in return for an interest in the overall unit (shared reservoir) and determine their new share in the single producing unit.

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

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

28.	Investments
28.1.	Information on direct subsidiaries, joint arrangements and associates

	Main business segment	% Petrobras' ownership	% Petrobras' voting rights	Sales revenues (1)	Share-holders’ equity (deficit)	Net income (loss)for the year	Country
Subsidiaries
Petrobras International Braspetro - PIB BV	Several	100.00	100.00	44,842	59,836	3,668	Netherlands
Petrobras Transporte S.A. - Transpetro	RT&M	100.00	100.00	2,227	932	161	Brazil
Petrobras Logística de Exploração e Produção S.A. - PB-LOG	E&P	100.00	100.00	281	60	99	Brazil
Petrobras Biocombustível S.A.	G&LCE	100.00	100.00	242	135	13	Brazil
Araucária Nitrogenados S.A.	RT&M	100.00	100.00	−	90	75	Brazil
Termomacaé S.A.	G&LCE	100.00	100.00	11	48	7	Brazil
Braspetro Oil Services Company - Brasoil	Corporate, others	100.00	100.00	−	2	−	Cayman Islands
Termobahia S.A.	G&LCE	98.85	98.85	−	56	10	Brazil
Baixada Santista Energia S.A.	G&LCE	100.00	100.00	−	53	8	Brazil
Fundo de Investimento Imobiliário RB Logística - FII	Corporate, others	99.15	99.15	−	18	5	Brazil
Procurement Negócios Eletrônicos S.A.	Corporate, others	72.00	49.00	14	6	1	Brazil
Petrobras Comercializadora de Gás e Energia e Participações S.A.	G&LCE	100.00	100.00	29	12	5	Brazil
Transportadora Brasileira Gasoduto Bolívia - Brasil S.A.	G&LCE	51.00	51.00	313	61	85	Brazil
Associação Petrobras de Saúde (2)	Corporate, others	93.47	93.47	892	117	5	Brazil
Joint operations
Fábrica Carioca de Catalizadores S.A. - FCC	RT&M	50.00	50.00	60	47	22	Brazil
Joint ventures
Logum Logística S.A.	RT&M	30.00	30.00	−	186	(23)	Brazil
Petrocoque S.A. Indústria e Comércio	RT&M	50.00	50.00	−	23	4	Brazil
Refinaria de Petróleo Riograndense S.A.	RT&M	33.20	33.33	−	5	(16)	Brazil
Brasympe Energia S.A.	G&LCE	20.00	20.00	−	13	3	Brazil
Metanor S.A. - Metanol do Nordeste	RT&M	34.54	50.00	−	20	6	Brazil
Companhia de Coque Calcinado de Petróleo S.A. - Coquepar	RT&M	45.00	45.00	−	−	−	Brazil
Associates
Braskem S.A. (3)	RT&M	36.15	47.03	−	(4)	(1,053)	Brazil
Energética SUAPE II S.A.	G&LCE	20.00	20.00	−	84	32	Brazil
Nitrocolor Produtos Químicos LTDA.	RT&M	38.80	38.80	−	−	−	Brazil
Bioenergética Britarumã S.A.	G&LCE	30.00	30.00	−	−	−	Brazil
Transportadora Sulbrasileira de Gás - TSB	G&LCE	25.00	25.00	−	2	1	Brazil
(1) Sales revenues refers to the home country of companies. Regarding PIBBV, the composition of sales revenue is: 55% in the Netherlands, 26% in the United States, and 19% in Singapore.
(2) APS is a non-profit civil association, which carries out health assistance activities, and is consolidated in the Company’s financial statements.
(3) Equity and net income at September 30, 2024, most current public information.

The main investees of PIB BV are:

•	Petrobras Global Trading B.V. – PGT (100%, based in the Netherlands), dedicated to the trade of oil, oil products, biofuels and LNG (liquefied natural gas), as well as to the funding of its activities in light of Petrobras;
•	Petrobras Global Finance B.V. – PGF (100%, based in the Netherlands); the finance subsidiary of Petrobras, raising funds through bonds issued in the international capital market;
•	Petrobras America Inc. – PAI (100%, based in the United States), dedicated to trading and E&P activities (MP Gulf of Mexico, LLC);
•	Petrobras Singapore Private Limited - PSPL (100%, based in Singapore), which operates primarily in the trading of crude oil, oil products, biofuels and liquefied natural gas (LNG); and
•	Petrobras Netherlands B.V. - PNBV (100%, based in the Netherlands), operates through joint operations in Tupi BV (67.59%), Guará BV (45%), Libra (40%), Papa Terra BV (62.5%), Roncador BV (75%), Iara BV (90.11%), Petrobras Frade Inversiones SA - PFISA (100%) and BJSOO BV (20%), dedicated to the construction and lease of equipment and platforms for Brazilian E&P consortia. Considering the liquidation process of companies in the Netherlands, the company Agri BV was liquidated in the fiscal year 2024. Currently, the Company is assessing the liquidation of Guara BV, Libra BV, Papa-Terra BV, Roncador BV and PFISA, where conditions precedent are pending. Subsequently, the Company will assess the liquidation of Tupi BV and Iara BV.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In 2024, the Company carried out the disposal of the following direct investments:

•	Transfer of its entire 30% equity interest in Brentech Energia S.A. on May 29, 2024.
•	Exercise of the tag-along right for its 18.8% equity interest in the capital of UEG Araucária S.A. (UEGA) on July 1, 2024.

Additionally, the Company approved the dissolution of Refinaria de Mucuripe S.A. on December 30, 2024.

28.2.	Investments in associates and joint ventures

	Balance at 12.31.2023	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments	CTA	OCI	Dividends	Balance at 12.31.2024
Joint Ventures	481	13	–	125	(4)	–	(134)	481
MP Gulf of Mexico, LLC/PIB BV	340	−	−	75	1	−	(118)	298
Compañia Mega S.A. - MEGA	119	−	−	60	1	−	(17)	163
Other joint ventures	22	13	−	(10)	(6)	−	1	20
Associates	873	9	(12)	(752)	323	(261)	(5)	175
Others Associates	873	9	(12)	(752)	323	(261)	(5)	175
Other investments	4	−	−	−	(1)	−	−	3
Total	1,358	22	(12)	(627)	318	(261)	(139)	659

	Balance at 12.31.2022	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments	CTA	OCI	Dividends	Balance at 12.31.2023
Joint Ventures	546	12	–	(2)	2	1	(78)	481
MP Gulf of Mexico, LLC/PIB BV	374	−	−	(3)	(1)	−	(30)	340
Compañia Mega S.A. - MEGA	149	−	−	4	1	−	(35)	119
Other joint ventures	23	12	−	(3)	2	1	(13)	22
Associates	1,016	12	(1)	(302)	(114)	266	(4)	873
Other investments	4	−	−	−	−	−	−	4
Total	1,566	24	(1)	(304)	(112)	267	(82)	1,358

28.3.	Investments in non- consolidated listed companies

	Thousand-share lot			Quoted stock exchange prices (US$ per share)		Fair value
	12.31.2024	12.31.2023	Type	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Associate
Braskem S.A.	212,427	212,427	Common	1.95	4.48	415	952
Braskem S.A.	75,762	75,762	Preferred A	1.87	4.52	142	342
						557	1,294

The fair value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Information on the main estimates used in the cash flow projections to determine the value in use of Braskem is set out in note 25.

28.4.	Non-controlling interest

The total amount of non-controlling interest at December 31, 2024 is US$ 244 (US$ 392 in 2023) primarily comprising US$ 201 of FIDC (US$ 331 in 2023); and US$ 30 of Transportadora Brasileira Gasoduto Brasil-Bolívia – TBG (US$ 51 in 2023).

Condensed financial information is set out as follows:

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	FIDC		TBG
	2024	2023	2024	2023
Current assets	14,839	7,803	156	260
Property, plant and equipment	−	1	246	314
Other non-current assets	−	−	4	4
	14,839	7,804	406	578
Current liabilities	13	8	159	250
Non-current liabilities	−	−	186	224
Shareholders' equity	14,826	7,796	61	104
	14,839	7,804	406	578
Sales revenues	−	−	313	349
Net income	1,317	1,203	85	153
Increase (decrease) in cash and cash equivalents	203	(1,133)	(51)	39

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

28.5.	Summarized information on joint ventures and associates

The Company invests in joint ventures and associates in Brazil and abroad, whose activities are related to petrochemical, refining, production, trade and logistics of oil products, gas distribution, biofuels, thermoelectric power plants, and other activities. Condensed financial information is set out below:

	2024				2023

	Joint ventures			Associates(1)	Joint ventures			Associates(1)

	In Brazil	MP Gulf of Mexico, LLC	Other companies abroad		In Brazil	MP Gulf of Mexico, LLC	Other companies abroad

Current assets	345	400	271	6,102	330	537	275	7,910
Non-current assets	242	6	22	3,365	272	66	9	2,591
Property, plant and equipment	418	1,808	305	6,594	525	1,863	189	8,082
Other non-current assets	29	−	−	1,267	41	1	−	1,263
	1,034	2,214	598	17,328	1,168	2,467	473	19,846
Current liabilities	284	315	99	4,554	313	365	70	5,096
Non-current liabilities	498	425	19	12,641	533	424	52	13,182
Shareholders' equity	246	1,176	480	43	315	1,336	351	1,690
Non-controlling interest	6	298	−	90	7	342	−	(122)
	1,034	2,214	598	17,328	1,168	2,467	473	19,846

Sales revenues	786	1,124	149	14,430	1,036	907	−	14,199
Net Income (loss) for the year	(25)	481	208	(2,119)	5	408	21	(849)
Ownership interest - %	20 to 50%	20%	34 to 45%	20 to 38.8%	20 to 50%	20%	34 to 45%	18.8 to 38.8%
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

INDEX

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

29.	Disposal of assets and other transactions

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

		12.31.2024	12.31.2023
	E&P	Total	Total
Assets classified as held for sale
Property, plant and equipment	510	510	335
Total	510	510	335
Liabilities on assets classified as held for sale
Finance debt	−	-	99
Provision for decommissioning costs	713	713	442
Total	713	713	541

29.1.	Sales pending closing at December 31, 2024
a)	Cherne and Bagre fields

On April 25, 2024, the Company signed an agreement with Perenco Pétroleo e Gás Ltda (“Perenco”) for the sale of its entire interest in the Cherne and Bagre fields, located in shallow waters of the Santos Basin.

The amount to be received is US$ 10, of which US$ 1 was received at the transaction signing and the remainder will be received on the closing date.

29.2.	Transaction interrupted
a)	Uruguá and Tambaú fields

On December 21, 2023, the Company signed agreements with Enauta Energia S.A. for the sale of its entire interest in the Uruguá and Tambaú fields located in the post-salt layer of the Santos basin.

On December 21, 2024, due to the non-completion of the acquisition of the FPSO Cidade de Santos by Enauta, Petrobras notified Brava Energia S.A. (Enauta's parent company) of its decision to terminate the agreement, since the closing of the transaction was subject, among other factors, to the completion of the FPSO acquisition, as provided for in the contract.

The closing of the transaction was conditioned, among other factors, to the completion of the acquisition of the FPSO. The amount of US$ 3 was received in advance on the signing date and was retained by Petrobras, as also provided for in the contract, and recognized as other income and expenses, net.

Petrobras maintains its 100% interest on the Uruguá and Tambaú fields and is assessing the alternatives for the management of these assets, which was classified as property, plant and equipment on December 31, 2024.

Accounting Policy for assets and liabilities held for sale

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Non-current assets, disposal groups and liabilities directly associated with those assets are classified as held for sale if their carrying amounts will be recovered mainly through a sale transaction.

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

29.3.	Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets. Information on sources of estimation uncertainty regarding compensation for the Surplus Volume for the Transfer of Rights Agreement, partnerships and divestments are described in note 4.11.

The transactions that may generate revenue recognition, accounted for within other income and expenses, are presented below:

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Transaction	Closing date	Contingent assets at the closing date	Assets recognized in 2024	Assets recognized in previous periods	Balance of contingent assets as of December 31, 2024

Surplus volume of the Transfer of Rights Agreement
Sepia and Atapu	August 2023	5,244	262	948	4,034
Sales in previous years
Riacho da Forquilha cluster	December 2019	62	−	58	4
Pampo and Enchova cluster	July 2020	650	57	246	347
Baúna field	November 2020	285	57	196	32
Miranga cluster	December 2021	85	15	70	−
Cricare cluster	December 2021	118	30	76	12
Peroá cluster	August 2022	43	−	10	33
Papa-Terra field	December 2022	90	16	16	58
Albacora Leste field	January 2023	250	167	58	25
Norte Capixaba cluster	April 2023	66	11	22	33
Golfinho and Camarupim clusters	August 2023	60	−	20	40
Total		6,953	615	1,720	4,618
(1) The amount recorded in other income and expenses, net is adjusted to present value (see note 11).

Sépia and Atapu

In 2022, Petrobras signed Production Individualization Agreements (AIPs) for Atapu and Sépia fields, according to the results of the Second Bidding Round for the Surplus Volume of the Transfer of Rights Agreement in the Production Sharing regime, which was held in 2021. Petrobras explores the Sépia field in a consortium with TotalEnergies (28% interest), Petronas Petróleo Brasil Ltda. (21% interest) and QP Brasil Ltda. (21% interest), while the Atapu field is explored in a consortium with Shell Brasil Petróleo Ltda (25% interest) and TotalEnergies EP Brasil Ltda. (22.5% interest).

In addition to the amounts received by Petrobras in previous years following the signing of the AIPs, as established in Ordinance No. 8/2021, whenever the price of Brent oil reaches an annual average ranging from US$ 40.00 to US$ 70.00, an earnout is due to Petrobras, for which the Company expects to receive a maximum of US$ 5,244 between 2022 and 2032.

In 2024, the Company recognized, within the Statement of financial position, portions of these contingent assets, amounting to US$ 262, of which: (i) US$ 161 relates to the earnout of 2025, which is expected to be received in 2026; and (ii) US$ 101 for the update of the earnout of 2024, received in January 2025. In previous periods, the Company had already recognized the total amount of US$ 948 within the Statement of financial position, of which US$ 255 was recognized in 2023 and US$ 693 in 2022.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

30.	Finance debt
30.1.	Balance by type of finance debt

In Brazil	12.31.2024	12.31.2023
Banking market	2,828	2,262
Capital market	2,225	3,130
Development banks (1)	508	698
Others	2	1
Total	5,563	6,091
Abroad
Banking market	3,691	6,303
Capital market	12,265	14,384
Export credit agency	1,508	1,870
Others	135	153
Total	17,599	22,710
Total finance debt	23,162	28,801
Current	2,566	4,322
Non-current	20,596	24,479
(1) It includes BNDES and FINEP.

Current finance debt is composed of:

	12.31.2024	12.31.2023
Short-term debt	10	4
Current portion of long-term debt	2,132	3,776
Accrued interest on short and long-term debt	424	542
Total	2,566	4,322

The capital market balance is mainly composed of US$ 11,723 in global notes issued abroad by the wholly owned subsidiary PGF, as well as US$ 1,370 in debentures and US$ 778 in commercial notes issued by Petrobras in reais in Brazil.

The balance in global notes has maturities between 2026 to 2115 and does not require collateral. Such financing was carried out in dollars and pounds, 92% and 8%, of the total global notes, respectively.

The debentures and the commercial notes, with maturities between 2026 and 2037, do not require collateral and are not convertible into shares or equity interests.

30.2.	Changes in finance debt

	In Brazil	Abroad	Total
Balance at December 31, 2023	6,090	22,711	28,801
Proceeds from finance debt	1,132	997	2,129
Repayment of principal (1)	(526)	(6,045)	(6,571)
Repayment of interest (1)	(418)	(1,505)	(1,923)
Accrued interest (2)	483	1,498	1,981
Foreign exchange/ inflation indexation charges	177	508	685
Translation adjustment	(1,375)	(565)	(1,940)
Balance at December 31, 2024	5,563	17,599	23,162

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	In Brazil	Abroad	Total
Balance at December 31, 2022	4,907	25,047	29,954
Proceeds from finance debt	925	1,285	2,210
Repayment of principal (1)	(331)	(3,907)	(4,238)
Repayment of interest (1)	(324)	(1,640)	(1,964)
Accrued interest (2)	436	1,822	2,258
Foreign exchange/ inflation indexation charges	111	(150)	(39)
Translation adjustment	383	254	637
Modification of contractual cash flows	(17)	-	(17)
Balance at December 31, 2023	6,090	22,711	28,801
(1) It includes pre-payments.
(2) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

30.3.	Reconciliation with cash flows from financing activities

			2024			2023
	Proceeds from finance debt	Repayment of principal	Repayment of interest	Proceeds from finance debt	Repayment of principal	Repayment of interest
Changes in finance debt	2,129	(6,571)	(1,923)	2,210	(4,238)	(1,964)
Discount on repurchase of debt securities		10	−		77	−
Deposits linked to finance debt (1)		25	5		(32)	(14)
Net cash used in financing activities	2,129	(6,536)	(1,918)	2,210	(4,193)	(1,978)
(1) Deposits linked to finance debt with China Development Bank, with semiannual settlements in June and December.

In 2024, the Company repaid several finance debts, in the amount of US$ 8,454, notably: (i) repurchase and withdrawal of US$ 2,512 of securities in the international capital market; and (ii) the pre-payment of US$ 250 of loan in the international banking market.

In the same period, the Company raised US$ 2,129, notably: (i) the issuance of Global Notes in the international capital market in the amount of US$ 978, maturing in 2035; and (ii) proceeds in the domestic banking market, in the amount of US$ 1,122.

30.4.	Summarized information on current and non-current finance debt

Maturity in	2025	2026	2027	2028	2029	2030 onwards	Total (1)	Fair Value

Financing in U.S. Dollars (US$):	2,182	1,464	2,146	1,544	602	8,495	16,433	15,947
Floating rate debt (2)	1,958	1,123	1,468	523	144	284	5,500
Fixed rate debt	224	341	678	1,021	458	8,211	10,933
Average interest rate p.a.	6.3%	6.5%	5.9%	5.5%	6.1%	6.6%	6.5%
Financing in Brazilian Reais (R$):	325	400	118	119	788	3,515	5,265	4,835
Floating rate debt (3)	170	112	30	30	30	3,029	3,401
Fixed rate debt	155	288	88	89	758	486	1,864
Average interest rate p.a.	9.6%	10.6%	10.7%	10.6%	10.1%	8.0%	9.6%
Financing in Euro (€):	21	−	−	128	23	371	543	543
Fixed rate debt	21	−	−	128	23	371	543
Average interest rate p.a.	4.5%	-	-	4.6%	4.7%	4.7%	4.6%
Financing in Pound Sterling (£):	38	−	−	−	367	516	921	888
Fixed rate debt	38	−	−	−	367	516	921
Average interest rate p.a.	6.1%	-	-	-	6.1%	6.6%	6.3%
Total as of December 31, 2024	2,566	1,864	2,264	1,791	1,780	12,897	23,162	22,213
Average interest rate	7.0%	7.4%	7.1%	6.9%	7.3%	6.6%	6.8%
Total as of December 31, 2023	4,322	3,066	2,551	2,547	1,816	14,499	28,801	29,329
Average interest rate	5.8%	5.8%	6.3%	6.1%	5.9%	6.5%	6.4%
(1) The average maturity of outstanding debt as of December 31, 2024 is 12.52 years (11.38 years as of December 31, 2023).
(2) Operations with variable index + fixed spread.
(3) Operations with variable index + fixed spread, if applicable.

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

•	Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 11,174 of December 31, 2024 (US$ 13,971 of December 31, 2023); and
•	Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 11,039 as of December 31, 2024 (US$ 15,358 as of December 31, 2023).

Regarding the Interest Rate Benchmark Reform (IBOR Reform), there was a necessity to amend the Company's contracts referenced in these indexes, considering the end of the publication of LIBOR (London Interbank Offered Rate) in dollars (US$), of one, three and six months.

As of December 31, 2024, 18% of the Company's finance debt has been indexed to SOFR (Secured Overnight Financing Rate) and has the CSA (Credit Spread Adjustment) negotiated with the creditors serving as a parameter.

The renegotiations performed have been solely for the replacement of the LIBOR benchmark and were necessary as a direct consequence of the reform of the reference interest rate. In these renegotiated cash flows, the change of the index was economically equivalent to the previous basis. Thus, the changes were prospective with the recognition of interest at the new index in the applicable periods.

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 34.4.1.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Maturity	2025	2026	2027	2028	2029	2030 and thereafter	12.31.2024	12.31.2023
Principal	2,158	1,903	2,308	1,899	1,982	13,223	23,473	29,181
Interest	1,549	1,461	1,271	1,088	1,043	13,976	20,388	22,541
Total (1)	3,707	3,364	3,579	2,987	3,025	27,199	43,861	51,722
(1) A maturity schedule of the lease arrangements (nominal amounts) is set out in note 31.

30.5.	Lines of credit

						12.31.2024
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
PGT BV (1)	Syndicate of banks	12/16/2021	11/16/2026	5,000	−	5,000
PGT BV	Syndicate of banks	3/27/2019	2/27/2026	2,050	−	2,050
Total				7,050	−	7,050

In Brazil
Petrobras (2)	Banco do Brasil	3/23/2018	9/26/2030	323	−	323
Petrobras (3)	Banco do Brasil	10/4/2018	9/4/2029	646	−	646
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	53	−	53
Total				1,022	−	1,022
(1) On April 08, 2024, the Revolving Credit Facility was reduced to US$ 4,110 compared to the US$ 5,000 contracted in 2021. Thus, US$ 5,000 will be available for withdrawal until November 16, 2026 and US$ 4,110 from November 16, 2026, to November 16, 2028.
(2) On December 27, 2024, the credit line agreement with Banco do Brasil for US$ 323 (R$ 2 billion) was amended, extending the term to October 26, 2030.
(3) On June 18, 2024, the credit line with Banco do Brasil was renewed, extending its term to September 4, 2029, and increasing its amount from US$ 323 (R$ 2 billion) to US$ 646 (R$ 4 billion).

30.6.	Covenants and Collateral

Covenants

The Company has covenants that were not in default at December 31, 2024 in its loan agreements and notes issued in the capital markets requiring, among other obligations i) the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by Independent Registered Public Accounting Firm) and audited financial statements within 120 days of the end of each fiscal year; ii) Negative Pledge / Permitted Liens clause.

Additionally, there are other non-financial obligations that the Company has to comply with: i) clauses of compliance with the laws, rules and regulations applicable to the conduct of its business including (but not limited to) environmental laws; (ii) clauses in financing agreements

INDEX

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

Collateral

Most of the Company’s debt is unsecured, but certain specific funding instruments to promote economic development are collateralized. Such contracts represent 11.9% of the total financing, notably a Financing agreement with China Development Bank (CDB).

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

31.	Lease liability

The Company is the lessee in agreements primarily including oil and gas producing units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and buildings. Changes in the balance of lease liabilities are presented below:

	Lessors in Brazil	Lessors abroad	Total
Balance at December 31, 2023	6,792	27,007	33,799
Remeasurement / new contracts	1,589	8,128	9,717
Payment of principal and interest (1)	(2,649)	(5,192)	(7,841)
Interest expenses	529	1,765	2,294
Foreign exchange losses	716	6,986	7,702
Translation adjustment	(1,493)	(7,068)	(8,561)
Transfers	−	39	39
Balance at December 31, 2024	5,484	31,665	37,149
Current			8,542
Non-current			28,607

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Lessors in Brazil	Lessors abroad	Total
Balance at December 31, 2022	6,020	17,825	23,845
Remeasurement / new contracts	2,276	12,094	14,370
Payment of principal and interest (1)	(2,273)	(3,999)	(6,272)
Interest expenses	519	1,290	1,809
Foreign exchange losses	(223)	(1,635)	(1,858)
Translation adjustment	472	1,531	2,003
Transfers	1	(99)	(98)
Balance at December 31, 2023	6,792	27,007	33,799
Current			7,200
Non-current			26,599
(1) The Statement of Cash Flows comprises US$ 54 (US$ 14 on December 31, 2023) relating to changes on liabilities held for sale.

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

Nominal Future Payments	2025	2026	2027	2028	2029	2030 onwards	Total	Recoverable taxes
Without readjustment
Vessels	4,534	2,563	1,506	675	351	1,457	11,086	243
Others	192	124	99	54	12	−	481	44
With readjustment - abroad (1)
Vessels	333	312	282	64	42	24	1,057	−
Platforms	2,623	2,450	2,443	2,401	2,382	26,392	38,691	−
With readjustment - Brazil
Vessels	760	418	215	91	2	2	1,488	138
Properties	185	125	139	118	83	990	1,640	22
Others	210	148	133	73	32	78	674	62
Nominal amounts on December 31, 2024	8,837	6,140	4,817	3,476	2,904	28,943	55,117	509
Nominal amounts on December 31, 2023	7,442	6,137	4,547	3,367	2,708	25,939	50,140	690
(1) Contracts signed in the U.S. dollars.

The following table presents the main information on leases by class of underlying assets, where platforms and vessels represent 95.4% of the lease liability:

Present Value of Future Payments (1)	Discount rate (%)	Average Period (years)	Recoverable taxes	12.31.2024	12.31.2023
Without readjustment
Vessels	5.2316	4.5	243	9,875	8,311
Others	5.2350	3.3	44	440	264
With readjustment - abroad
Platforms	6.3660	18	−	23,292	20,336
Vessels	5.7706	3.3	−	964	1,127
With readjustment - Brazil
Vessels	11.0131	2.4	138	1,313	1,506
Properties	8.6458	22.8	22	734	1,230
Others	11.5059	4.5	62	531	1,025
Total (2)	6.0085	14.4	509	37,149	33,799
(1) Incremental nominal rate on company debt calculated from the yield curve of bonds and credit risk of the Company, as well as terms.
(2) Total amount, except for the average period column.

In certain contracts, there are variable payments and terms of less than 1 year recognized as expenses:

	12.31.2024	12.31.2023
Variable payments	1,035	1,067
Up to 1 year maturity	96	109
Variable payments x fixed payments	13%	17%

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

At December 31, 2024, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is US$ 65,034 (US$ 65,358 at December 31, 2023).

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 33.4.1.

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

Unwinding of discount on the lease liability is classified as finance expense, while payments reduce their carrying amount. According to the Company’s foreign exchange risk management, foreign exchange variations on lease liabilities denominated in U.S. dollars are designated as instruments to protect cash flow hedge relationships from highly probable future exports (see note 33.4.1).

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

Payments associated with short-term leases (term of 12 months or less) are recognized as an expense over the term of the lease.

32.	Equity
32.1.	Share capital (net of share issuance costs)

As of December 31, 2024 and December 31, 2023, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

32.2.	Capital reserve

Capital reserve comprises treasury shares owned by Petrobras, in the amount of US$ 1, at December 31, 2024 and December 31, 2023.

32.3.	Capital transactions
32.3.1.	Incremental costs directly attributable to the issue of shares

It includes any transaction costs directly attributable to the issuance of new shares, net of taxes.

32.3.2.	Change in interest in subsidiaries

It includes any excess of amounts paid/received over the carrying value of the interest acquired/disposed. Changes in interests in subsidiaries that do not result in loss of control of the subsidiary are equity transactions.

32.3.3.	Treasury shares

Shares held in treasury in the amount of US$ 1,118, at December 31, 2024 and US$ 737 at December 31, 2023, are represented by 222,760 common shares and 155,541,409 preferred shares.

On January 29, 2025, the Board of Directors approved the cancellation of all treasury shares, without reducing the share capital (see note 36).

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

32.4.	Appropriation of net income
32.4.1.	Profit reserves

The following table presents the final balance of profit reserves as disclosed in the Statements of changes in shareholders’ equity:

	Legal	R&D reserve	Capital remuneration	Tax incentives	Profit retention	Additional dividends proposed	Total
Balance at January 1, 2023	11,574	3,281	−	1,677	43,038	6,864	66,434
Additional dividends proposed	−	−	−	−	−	(6,864)	(6,864)
Transfer to reserves	1,272	116	8,428	321	−	−	10,137
Dividends	−	−	−	−	−	2,934	2,934
Balance at December 31, 2023	12,846	3,397	8,428	1,998	43,038	2,934	72,641

Balance at January 1, 2024	12,846	3,397	8,428	1,998	43,038	2,934	72,641
Additional dividends proposed	−	−	(4,244)	−	−	(2,934)	(7,178)
Transfer to reserves	−	−	−	130	−	−	130
Dividends	−	−	(4,184)	−	(1,440)	1,477	(4,147)
Balance at December 31, 2024	12,846	3,397	−	2,128	41,598	1,477	61,446

Legal reserve

It represents the accumulated balance of 5% of the net income for each year, calculated pursuant to article 193 of the Brazilian Corporation Law, limited to 20% of the share capital (calculated in Brazilian reais). The balance of this reserve may only be used to compensate losses or increase capital and reached the legal limit on December 31, 2023.

Statutory reserves

In accordance with the Company's Bylaws, the constitution of the statutory reserves below must be considered in the proposal for distribution of net income, observing the following order of priority:

•	Reserve for research and development (R&D): constituted with the appropriation of net income by applying 0.5% of the year-end share capital, with the accumulated balance not exceeding 5% of the share capital, aiming at funding technological R&D programs. The balance of this reserve reached the limit on December 31, 2023.
•	Capital remuneration reserve: may be constituted through the appropriation of up to 70% of the adjusted net income for the year, subject to article 202 of the Brazilian Corporation Law and to the Shareholders Remuneration Policy, limited to the share capital, with the purpose of ensuring resources for the payment of dividends, interest on capital or other form of shareholder remuneration provided for by law, its anticipations, shares repurchases authorized by law, absorption of losses and, as a remaining purpose, incorporation into the share capital.

Tax incentives reserve

Government grants are recognized in the statement of income and are appropriated from retained earnings to the tax incentive reserve pursuant to article 195-A of Brazilian Corporation Law. This reserve may only be used to offset losses or increase share capital.

As of December 31, 2024, this reserve referring to a subsidy incentive for investments, granted by the Superintendencies for Development of the Northeast Region of Brazil (SUDENE) and of the Amazon (SUDAM).

Profit retention reserve

It includes funds intended for capital expenditures, primarily in oil and gas exploration and development activities, as per the capital budget of the Company, pursuant to article 196 of the Brazilian Corporation Law.

32.4.2.	Distributions to shareholders

Distributions to shareholders are made by means of dividends, interest capital and share repurchases based on the limits defined in the Brazilian Corporation Law, in the Company’s bylaws and in the shareholders remuneration policy.

INDEX

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

a)	Shareholders Remuneration Policy

The Company’s policy on distributions to shareholders, approved by the Company’s Board of Directors on July 28, 2023, defines the following:

•	minimum distribution of US$ 4,000 for fiscal years when the average Brent price exceeds US$ 40 per barrel, which shall be distributed regardless of its level of indebtedness, provided that the parameters set forth in the policy are observed. This distribution will be equal to both common and preferred shares, once it exceeds the minimum value for preferred shares provided for in the Company's bylaws;
•	in the event of gross debt (comprising current and non-current finance debt and lease liability) equal to or less than the maximum debt level defined in the strategic plan (US$ 75,000 in the 2025-2029 Business Plan), in addition to the existence of net income attributable to shareholders of Petrobras, to be verified at the end of the year, the Company shall distribute to its shareholders 45% of the difference between consolidated net cash provided by operating activities and consolidated cash used in the acquisition of PP&E and intangible assets and on the acquisition of equity interests, calculated in Brazilian reais, provided that the result of this calculation exceeds
US$ 4,000 and does not compromise the financial sustainability of the Company. This calculation will be applied on a quarterly basis;
•	any amounts related to share repurchases, as disclosed in the consolidated statement of cash flows, are be deducted from the amount resulting of the formula applied each quarter;
•	the Company may, in exceptional cases, distribute extraordinary remuneration to its shareholders, higher than the minimum mandatory dividends or than the amount calculated according to this policy, provided that the financial sustainability of the Company is preserved;
•	the distribution of remuneration to shareholders shall be made on a quarterly basis;
•	the Company may exceptionally distribute dividends even if there is no net income for the year, in accordance with the rules provided for the Brazilian Corporation Law and the criteria defined in this policy.

Petrobras seeks, through its shareholders remuneration policy, to ensure short, medium and long-term financial sustainability, providing predictability to the dividend payments to shareholders.

b)	Share Repurchase Program

On August 3, 2023, the Board of Directors approved a Share Repurchase Program, for the acquisition of up to 157.8 million preferred shares issued by the Company, on the Brazilian Stock Exchange (B3), to be held in treasury with subsequent cancellation, without reduction of share capital. This program was carried in the scope of the revised Shareholders Remuneration Policy.

On August 4, 2024, the Program was closed, resulting in the repurchase of 155,468,500 preferred shares in the amount of US$ 1,116, including transaction costs (US$ 407 thousand), of which:

i.	104,064,000 preferred shares repurchased from August to December 2023 in the amount of US$ 735 (including transaction costs); and
ii.	51,404,500 preferred shares repurchased from January to June 2024 in the amount of US$ 381 (including transaction costs).

On January 29, 2025, the Board of Directors approved the cancellation of all treasury shares, without reducing the share capital (see note 36).

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

c)	Proposed remuneration to the shareholders of Petrobras

For 2024, the proposed remuneration to the shareholders of Petrobras amounts to US$ 13,457, was based on the shareholders remuneration policy of 45% of the free cash flow (calculated in Brazilian Reais), including the share repurchase program, and the additional dividends proposed.

	2024	2023
Dividends and interest on capital (1)	13,076	14,754
Share repurchase program (2)	381	735
Total capital remuneration reserve	13,457	15,489
(1) The Annual General Shareholders Meeting held in April 2024 changed the original Board of Administration’s proposal (see note 32.4.2.e).
(2) It excludes transaction costs on the repurchase of shares.

d)	Anticipation of dividends relating to 2024

In 2024, the Board of Directors approved the anticipation of dividends and interest on capital in the total amount of US$ 11,493 (R$64,139 million), equivalent to US$ 0,8917 (R$ 4,976) per common and preferred shares, based on the net income of the period from January to September 2024 (interim), as well on the use of profit reserves, as shown in the following table:

	Date of approval by the Board of Directors	Date of record	Amount per common and preferred share	Amount
Interim dividends and interest on capital - 1st quarter of 2024 (1)	05.13.2024	06.11.2024	0.2029	2,615
Interim dividends and interest on capital - 2nd quarter of 2024	08.08.2024	08.21.2024	0.1875	2,417
Interim dividends and interest on capital - 3rd quarter of 2024	11.07.2024	12.23.2024	0.2346	3,023
Additional dividends proposed	11.21.2024	12.11.2024	0.2668	3,438
Total anticipated of remuneration to the shareholders of Petrobras			0.8917	11,493
Update by the SELIC interest rate (2)			0.0082	106
Total updated anticipated dividends			0.9000	11,599
Interim dividends and interest on capital by use of a portion of profit and loss				7,452
Interim dividends and interest on capital by use of a portion of profit retention reserve				4,147
(1) The amount of dividends and interest on capital per share was updated due to the share repurchase program, which reduced the number of outstanding shares.
(2) The amount of update by the SELIC interest rate on capital per share was calculated based on shares outstanding on December 31, 2024.

According to the Company’s bylaws, these amounts are indexed to the Selic interest rate, from the date of the payment to the end of the fiscal year (US$ 106) and are considered in determining the remaining dividends to be paid relating to 2024.

The interest on capital anticipated for the year 2024 resulted in a deductible expense which reduced the income tax expense by US$ 1,319. This amount was subject to withholding income tax (IRRF) of 15%, except for immune and exempt shareholders, as established in applicable law.

e)	Proposed dividends for 2024

The Dividends for 2024, proposed by management for approval at the Annual General Shareholders Meeting, amounts to US$ 13,076 (US$ 1.0146 per outstanding share), including the minimum mandatory dividend of 25% of the adjusted net income (US$ 1,446) and additional dividends proposed of US$ 6,006 arising from the remaining portion of retained earnings, in addition to US$ 5,624 arising from the capital remuneration and profit retention reserves. This proposal is superior to the priority of preferred shares and in accordance with the shareholders remuneration policy.

In relation to the dividends for 2023, on April 25, 2024, shareholders approved, at the Annual General Shareholders Meeting, a change to the management's original proposal made on March 7, 2024, which had been based in the application of the Shareholder Remuneration Policy formula (US$ 14,754).The total amount was adjusted to include the distribution of 50% of the remaining net income that had been appropriated to the capital remuneration reserve as an extraordinary dividend (US$ 4,244). Therefore, the total dividends for 2023 approved at the Annual General Shareholders Meeting is US$ 18,998 (equivalent to US$ 1.4634 per outstanding preferred and common share).

f)	Dividends payable

As of December 31, 2024, dividends payable within current liabilities, amounting to US$ 2,657, net of withholding income taxes over interest on capital US$ 385, relate to the anticipation of dividend approved on November 7, 2024, related to the third quarter of 2024. The first installment of these dividends was paid on February 20, 2025 and the second installment was paid on March 20, 2025.

Changes in the balance of dividends payable are set out as follows:

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2024	2023
Consolidated opening balance of dividends payable	3,539	4,171
Opening balance of dividends payable to non-controlling shareholders	38	2
Opening balance of dividends payable to shareholders of Petrobras	3,501	4,169
Additions relating to complementary dividends	7,178	6,864
Additions relating to anticipated dividends	11,493	11,605
Payments made	(18,327)	(19,670)
Indexation to the Selic interest rate	385	512
Transfers to unclaimed dividends	(64)	(84)
Withholding income taxes over interest on capital and indexation to the Selic interest rate	(383)	(410)
Translation adjustment	(1,145)	515
Closing balance of dividends payable to shareholders of Petrobras	2,638	3,501
Closing balance of dividends payable to non-controlling shareholders	19	38
Consolidated closing balance of dividends payable	2,657	3,539

Additional dividends proposed, amounting to US$ 1,477 (US$ 0.1146 per outstanding share), will be maintained in shareholders' equity until its approval on the Annual General Shareholders Meeting, expected to be held in April 2025, when it will be reclassified to liabilities, if approved.

32.4.3.	Unclaimed Dividends

As of December 31, 2024, the balance of dividends not claimed by shareholders of Petrobras is US$ 276, recorded as other current liabilities, as described in note 21 (US$ 337 as of December 31, 2023). The payment of these dividends was not carried out due to the lack of registration data for which the shareholders are responsible with the custodian bank for the Company's shares.

	2024	2023
Changes in unclaimed dividends
Opening balance	337	241
Prescription	(54)	(7)
Transfers from dividends payable	64	84
Translation adjustment	(71)	19
Closing Balance	276	337

Prescribed dividends amounting to US$ 54 in 2024 were transferred to equity, within retained earnings.

The following table presents the Company’s expectation of prescription of unclaimed dividends if missing registration data is uninformed by shareholders of Petrobras.

12.31.2024
Expectation of prescription of unclaimed dividends
2025	136
2026	68
2027	72
276

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

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

32.5.	Earnings per share

		2024			2023			2022
	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	4,343	3,185	7,528	14,221	10,663	24,884	20,895	15,728	36,623
Weighted average number of outstanding shares	7,442,231,382	5,456,530,746	12,898,762,128	7,442,231,382	5,580,057,862	13,022,289,244	7,442,231,382	5,601,969,879	13,044,201,261
Basic and diluted earnings per share - in U.S. dollars	0.58	0.58	0.58	1.91	1.91	1.91	2.81	2.81	2.81
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (1)	1.16	1.16	1.16	3.82	3.82	3.82	5.62	5.62	5.62
(1) Petrobras' ADSs are equivalent to two shares.

Basic earnings per share are calculated by dividing the net income (loss) attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period. The change in the weighted average number of outstanding shares is due to the Share repurchase program (preferred shares) which was closed on August 4, 2024.

Diluted earnings per share are calculated by adjusting the net income (loss) attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

33.	Financial risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates.

To manage market and financial risks the Company prefers structuring measures through adequate capital and leverage management. While managing risks, the Company considers its corporate governance and controls, technical departments and statutory committees monitoring, under the guidance of the Board of Executive Officers and the Board of Directors. The Company takes risks into account in its business decisions and manages any such risk in an integrated manner to take advantage of the benefits of diversification.

In its corporate risk management process, Petrobras maintains derivative financial instruments to hedge its exposures to market risks on certain occasions and designates certain U.S. dollar obligations and highly probable future exports as hedge accounting relationships to protect against exchange rate variations.

The Company presents a sensitivity analysis for the period of one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

The effects of derivative financial instruments and hedge accounting are set out as follows.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

33.1.	Statement of income

	Gains/ (losses) recognized in the statement of income
	2024	2023	2022
Exchange rate risk
Cross-currency Swap CDI x Dollar - Note 33.4.1 (b)	(96)	81	211
Cash flow hedge on exports - Note 33.4.1 (a)	(2,992)	(3,763)	(4,871)
Interest rate risk
Swap Pounds sterling x dollar	−	−	(297)
Swap IPCA X CDI - 33.4.1 (b)	(78)	25	(50)
Others	−	−	5
Recognized in Net finance income (expense)	(3,166)	(3,657)	(5,002)
Price risk (commodity derivatives)
Recognized in other income and expenses	42	11	(256)
Total	(3,124)	(3,646)	(5,258)

The effects on the statement of income of derivative financial instruments reflect outstanding transactions and transactions closed during the years.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

33.2.	Statement of comprehensive income

Gains/ (losses) recognized in the statement of comprehensive income
	2024	2023	2022
Hedge accounting
Cash flow hedge on exports - Note 33.4.1 (a)	(12,635)	8,317	10,094
Deferred income taxes	4,295	(2,830)	(3,432)
Total	(8,340)	5,487	6,662

33.3.	Statement of Financial Position

	12.31.2024	12.31.2023
Fair value Asset Position (Liability)
Open derivatives transactions	(101)	20
Closed derivatives transactions awaiting financial settlement	1	10
Recognized in Statements of Financial Position	(100)	30
Other assets (note 21)	29	92
Other liabilities (note 21)	(129)	(62)

The following table presents the details of the open derivative financial instruments held by the Company as of December 31, 2024, and represents its risk exposure:

		Statement of Financial Position
				Fair value	Fair value hierarchy	Maturity
	Notional value		Asset Position (Liability)
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Derivatives not designated for hedge accounting
Exchange Risk (1)
Cross-currency swap - CDI x US$	488	729	(105)	(49)	Level 2	2029
Short position/Foreign currency forwards (BRL/USD)	(20)	(1)	-	−	Level 2	2025
Interest rate risk			-	-
Swap - IPCA X CDI	R$ 3,008	R$ 3,008	17	68	Level 2	2029/2034
Price risk			−	−
Future contracts - Crude oil and oil products (2)	(1,450)	(1,053)	(13)	1	Level 1	2025
Swap - Short position/Soybean oil (3)	−	(1)	−	−	Level 2	-
Total open derivative transactions			(101)	20
(1) Amounts in US$ and R$ are presented in million.
(2) Notional value in thousands of bbl.
(3) Notional value in thousands of tons.

Commercial derivatives require guarantees, accounted for as other assets and/or other liabilities.

	Guarantees given as collateral
	31.12.2024	12.31.2023
Commodity derivatives	69	18

Equity

Cumulative losses in other comprehensive income (shareholders’ equity)
	2024	2023	2022
Hedge accounting
Cash flow hedge on exports - Note 33.4.1 (a)	(30,845)	(18,210)	(26,527)
Deferred income taxes	10,485	6,190	9,020
Total	(20,360)	(12,020)	(17,507)

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

33.4.	Market risks
33.4.1.	Foreign exchange risk management

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

The Company seeks to mitigate the effect of potential variations in the Real/U.S. dollar spot rates mainly raising funds denominated in U.S. dollars, aiming at reducing the net exposure between obligations and receipts in this currency, thus representing a form of structural protection that takes into account criteria of liquidity and cost competitiveness.

Foreign exchange variation on future exports denominated in U.S. Dollar in a given period are efficiently hedged by the U.S. dollar debt portfolio taking into account changes in such portfolio over time. Cash flow hedge involving the Company’s future exports are presented in note 34.4.1(a).

The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, mitigating foreign exchange rate risk exposure, especially when the Company is exposed to a foreign currency in which no cash inflows are expected. The positions with exchange rate derivatives are presented in note 34.3.

In the short-term, the foreign exchange risk is managed by applying resources in cash or cash equivalent denominated in Brazilian Real, U.S. dollar or in another currency.

a)	Cash Flow Hedge involving the Company’s future exports

The Company uses hedge accounting for the risk arising from exchange rate variations of “highly probable future exports” (hedged item) by means of foreign exchange rate variations of proportions of certain obligations denominated in U.S. dollars (hedging instruments).

The carrying amounts, the fair value as of December 31, 2024, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 6.1923 exchange rate are set out below:

		Present value of hedging instrument notional value at 12.31.2024
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$ million
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	January 2025 to December 2034	65,900	408,073

Changes in the present value of hedging instrument notional value	US$ million	R$ million
Amounts designated as of December 31, 2023	65,138	315,350
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	18,993	104,302
Exports affecting the statement of income	(9,767)	(52,126)
Principal repayments / amortization	(8,464)	(46,114)
Foreign exchange variation	-	86,661
Amounts designated as of December 31, 2024	65,900	408,073
Nominal value of hedging instrument (finance debt and lease liability) at December 31, 2024	84,690	524,425

In 2024, the Company recognized a US$ 208 loss within foreign exchange gains (losses) due to ineffectiveness (a US$ 172 gain in the same period of 2023).

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The average ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 69.11%.

A roll-forward schedule of cumulative foreign exchange losses recognized in equity to be realized by future exports is set out below:

	2024	2023
Opening balance	(18,210)	(26,527)
Recognized in equity	(15,627)	4,554
Reclassified to the statement of income	2,992	3,763
Other comprehensive income (loss)	(12,635)	8,317
Closing balance	(30,845)	(18,210)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following future revisions of the Company’s business plans. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in the Business Plan 2025-2029, would not indicate a reclassification from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of December 31, 2024, is set out below:

	2025	2026	2027	2028	2029	2030 onwards	Total
Expected realization	(5,557)	(5,697)	(5,766)	(4,497)	(3,658)	(5,670)	(30,845)

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

The Company’s future exports are exposed to the risk of variation in the Brazilian Real/U.S. dollar spot rate, which is offset by the converse exposure to the same type of risk with respect to its debt denominated in U.S. dollar.

The hedge relationships are assessed on a monthly basis and they may cease and may be re-designated in order to achieve the risk management strategy.

Foreign exchange gains and losses relating to the effective portion of such hedges are recognized in equity, within other comprehensive income and reclassified to the statement of income within finance income (expense) in the periods when the hedged item affects the statement of income.

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

INDEX

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

b)	Derivative financial instruments not designated for hedge accounting

In September 2019, Petrobras contracted a cross-currency swap aiming to protect against exposure arising from the 7th issuance of debentures, for IPCA x CDI operations, maturing in September 2029 and September 2034, and US$ 240 for CDI x U.S. Dollar operations, maturing in September 2024 and September 2029. In September 2024, the notional amount of the matured cross-currency swap was US$ 241.

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the interest rate curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

The mark-to-market is adjusted to the credit risk of the financial institutions, which is not relevant in terms of financial volume, since the Company makes contracts with highly rated banks.

Changes in interest rate forward curves (CDI interest rate) may affect the Company's results, due to the market value of these swap contracts. In preparing a sensitivity analysis for these curves, a parallel shock was estimated based on the average maturity of these swap contracts, in the scope of the Company’s Risk Management Policy, which resulted in a 618 basis points effect on the estimated interest rate. The effect of this sensitivity analysis, keeping all other variables constant, is shown in the following table:

Financial Instruments	Reasonably possible scenario
SWAP CDI x USD	(10)

c)	Sensitivity analysis for foreign exchange risk on financial instruments

The sensitivity analysis only covers the exchange rate variation and maintains all other variables constant. The probable scenario is referenced on external sources like Focus bulletin and Thomson Reuters, making use of the exchange rate forecast for the end of the following year, as follows:

•	U.S. dollar x real - a 3.15% appreciation of the real;
•	euro x U.S. dollar - a 1.03% depreciation of the euro;
•	pound sterling x U.S. dollar - a 1.32% depreciation of the pound sterling.

The reasonably possible scenario has the same references and considers the risk of depreciation of a 20% depreciation of the closing exchange rate of the year against the reference currency, except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Risk	Financial Instruments	Exposure at 12.31.2024	Exposure in R$ million	Probable Scenario	Reasonably possible scenario
Dollar/Real	Assets	7,616	47,159	(240)	1,523
	Liabilities	(113,943)	(705,569)	3,594	(22,789)
	Exchange rate - Cross currency swap	(488)	(3,023)	15	(98)
	Cash flow hedge on exports	65,900	408,073	(2,078)	13,180
	Total	(40,915)	(253,360)	1,291	(8,184)
Euro/Dollar	Assets	941	5,824	10	188
	Liabilities	(1,552)	(9,611)	(16)	(310)
	Total	(611)	(3,787)	(6)	(122)
Pound/Dollar	Assets	934	5,784	12	187
	Liabilities	(1,841)	(11,402)	(24)	(368)
	Total	(907)	(5,618)	(12)	(181)
Pound/Real	Assets	21	131	4	(2)
	Liabilities	(42)	(257)	1	(8)
	Total	(21)	(126)	5	(10)
Total at December 31, 2024		(42,454)	(262,891)	1,278	(8,497)

33.4.2.	Risk management of products prices - crude oil and oil products and other commodities

The Company is exposed to commodity price cycles, and it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Business Plan are being met.

The Company, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, may seek to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and takes into account the closing price of the asset on December 31, 2024. Therefore, no effect is considered arising from outstanding operations in this scenario. The reasonably possible scenario reflects the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 20%. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

Financial Instruments	Risk	Probable scenario	Reasonably possible scenario
Derivatives not designated for hedge accounting
Crude oil and oil products - price changes	Future and forward contracts (Swap)	−	(148)
Soybean oil - price changes	Future and forward contracts (Swap)	−	-
Foreign currency - depreciation BRL x USD	Forward contracts	−	(2)
		−	(150)

The positions with commodity derivatives are presented in note 33.3.

33.4.3.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations faced by certain subsidiaries of Petrobras.

In this sensitivity analysis, the probable scenario represents the amounts to be disbursed by Petrobras relating to the payment of interests on debts linked to floating rates as of December 31, 2024. The reasonably possible scenario represents the disbursement if there is a 40% change on these rates, keeping all other variables constant.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Risk	Sensitivity effect on the results	Reasonably possible scenario
Finance debt
SOFR 3M (1)	93	120
SOFR 6M (1)	90	106
SOFR O/N (1)	140	195
CDI	401	562
TR	5	6
TJLP	52	73
IPCA	68	95
	849	1,157
(1) It represents the Secured Overnight Financing Rate (note 24.4).

33.5.	Liquidity risk management

The possibility of a shortage of cash to settle the Company’s obligations on the agreed dates is managed by the Company. The Company mitigates its liquidity risk by defining reference parameters for treasury management and by periodically analyzing the risks associated to the projected cash flow, quantifying its main risks through Monte Carlo simulations. These risks include oil prices, exchange rates, gasoline and diesel international prices, among others. In this way, the Company is able to predict cash needs for its operational continuity and for the execution of its strategic plan.

Management believes that its current working capital is sufficient for the Company's present requirements. In the event that the Company presents a negative net working capital, management believes it does not compromise the Company's liquidity since Petrobras maintains revolving credit facilities contracted as a liquidity reserve to be used in adverse scenarios (see note 30.5).

Additionally, the Company regularly assesses market conditions and may enter into transactions to repurchase its own securities or those of its subsidiaries, through a variety of means, including tender offers, make whole exercises and open market repurchases, since they are in line with the Company's liability management strategy, in order to improve its debt repayment profile and cost of debt.

The expected cash flows from finance debt, lease liabilities, post-employment benefits and decommissioning costs are presented in notes 30.4 and 31, 18.3.4 and 20, respectively.

33.6.	Credit risk

Credit risk management in Petrobras aims to mitigate risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through the analysis, granting and management of credit, based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

The commercial credit portfolio is broad and diversified and comprises clients from the domestic and foreign markets.

Credit granted to financial institutions is related to collaterals received, cash surplus invested and derivative financial instruments. It is spread among “investment grade” international banks rated by international rating agencies and Brazilian banks with low credit risk.

33.6.1.	Credit quality of financial assets
a)	Cash and cash equivalents and marketable securities

The evaluation of the credit quality of these financial assets is based on external credit ratings provided by Standard & Poor’s, Moody’s and Fitch, as follows:

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Cash and cash equivalents		Marketable securities
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Investment grade – global rating	1,413	7,503	1,875	1,115
AA	315	593	876	651
A	1,098	6,890	999	464
BBB	−	20	−	−
Other ratings abroad	215	3,251	1,026	−

Investment grade - local rating (Brazil)	1,642	1,966	1,944	4,113
AAA.br	1,642	1,966	1,944	4,113
Other ratings in Brazil	1	7	−	−
	3,271	12,727	4,845	5,228

As of December 31, 2024, the Brazilian sovereign risk is BB, the best level within the speculative grade category, with effect on the rating of Brazilian banks abroad, which represent most of the Company’s balance of other ratings abroad, including cash.

These financial assets, which are not past due nor considered to be credit impaired, present fair values equivalent to or do not differ significantly from their carrying amounts.

b)	Trade and other receivables

Most of Petrobras's clients do not have a risk rating granted by rating agencies. Thus, for the definition and monitoring of credit limits, management evaluates the customer's field of activity, commercial relationship, financial relationship with Petrobras and its financial statements, among other aspects.

More information on the effect of this risk assessment is available in notes 14.2 and 14.3, which present the provision for expected credit losses and the respective accounting policy.

34.	Related-party transactions

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

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

34.1.	Transactions with joint ventures, associates, government entities and pension plans

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

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The balances of significant transactions are set out in the following table:

		12.31.2024		12.31.2023
	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
Petrochemical companies (associates)	65	1	45	4
Other associates and joint ventures	52	15	95	10
Subtotal	117	16	140	14
Brazilian government – Parent and its controlled entities
Government bonds	1,114	−	1,819	−
Banks controlled by the Brazilian Government	12,030	2,675	15,526	2,119
Petroleum and alcohol account - receivables from the Brazilian Government (note 14.1)	−	−	278	−
Brazilian Federal Government (1)	−	1,046	−	1,378
Pré-Sal Petróleo S.A. – PPSA	−	79	−	28
Others	235	85	138	80
Subtotal	13,379	3,885	17,761	3,605
Petros	44	234	64	305
Total	13,540	4,135	17,965	3,924
Current	1,557	1,382	2,684	1,676
Non-Current	11,983	2,753	15,281	2,248
(1) It includes amounts related to lease liability.

The income/expenses of significant transactions are set out in the following table:

	2024	2023	2022
Joint ventures and associates
State-controlled gas distributors (joint ventures) (1)	−	−	1,196
Petrochemical companies (associates)	3,505	3,402	4,465
Other associates and joint ventures	50	57	96
Subtotal	3,555	3,459	5,757
Brazilian government – Parent and its controlled entities
Government bonds	145	210	204
Banks controlled by the Brazilian Government	−	(19)	71
Receivables from the Electricity sector	−	233	−
Petroleum and alcohol account - receivables from the Brazilian Government	7	15	62
Brazilian Federal Government	(112)	(124)	288
Pré-Sal Petróleo S.A. – PPSA	(599)	(361)	(657)
Others	(255)	(204)	(79)
Subtotal	(814)	(250)	(111)
Petros	(19)	(19)	(21)
Total - Income (Expenses)	2,722	3,190	5,625
Revenues, mainly sales revenues	3,536	3,450	5,821
Purchases and services	15	12	(4)
Income (expenses)	(871)	(582)	(804)
Foreign exchange and inflation indexation charges, net	(105)	(267)	299
Finance income (expenses), net	147	577	313
Total - Income (Expenses)	2,722	3,190	5,625

Information on the judicialized debts from the Brazilian Federal Government (precatórios) issued in favor of the Company arising from the petroleum and alcohol accounts is disclosed in note 14.

The liability related to pension plans of the Company's employees and managed by the Petros Foundation, including debt instruments, is presented in note 18.

34.2.	Compensation of key management personnel

The criteria for compensation of employees and officers are established based on the relevant labor legislation and the Company’s Positions, Salaries and Benefits Plan (Plano de Cargos e Salários e de Benefícios e Vantagens).

The compensation of employees (including those occupying managerial positions) in December 2024 and December 2023 were:

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Parent Company (U.S. dollars)
Compensation of employees, excluding officers	2024	2023
Lowest compensation	731	920
Average compensation	4,249	4,921
Highest compensation	18,194	21,516

	Parent Company
Employees	2024	2023
Number of employees	41,778	40,213

The annual compensation of Executive Officers, including variable compensation, for the years 2024 and 2023 were:

	Parent Company (U.S. dollars)
Compensation of the Director of Petrobras (includes variable compensation)	2024	2023
Lowest compensation (1)	452,163	30,301
Average compensation (2)	615,641	765,364
Highest compensation (3)	563,303	562,491
(1) It corresponds to the lowest annual compensation, according to the Annual Circular Letter CVM/SEP of March 7, 2024, for those who served for 12 months. If there are no members meeting this condition, the lowest amount paid should be considered.
(2) It corresponds to the total value of the annual compensation, including expenses with former members, divided by the number of remunerated positions (9), according to the Annual Circular Letter CVM/SEP of March 7, 2024.
(3) It corresponds to the annual compensation, without any exclusions, of the officer with the highest individual compensation, according to the Annual Circular Letter CVM/SEP of March 7, 2024.

The criteria for compensation of members of the Board of Directors and the Board Executive Officers is based on the guidelines established by the Secretariat of Management and Governance of the State-owned Companies (SEST) of the Ministry of Management and Innovation in Public Services, and by the Ministry of Mines and Energy. The total compensation is set out as follows:

					Parent Company
		2024			2023
	Executive Officers	Board of Directors	Total	Executive Officers	Board of Directors	Total
Wages and short-term benefits	3.0	0.4	3.4	3.0	0.1	3.1
Social security and other employee-related taxes	0.8	−	0.8	0.9	−	0.9
Post-employment benefits (pension plan)	0.3	−	0.3	0.3	−	0.3
Variable compensation	2.6	−	2.6	2.9	−	2.9
Benefits due to termination of tenure	0.5	−	0.5	0.9	−	0.9
Total compensation recognized in the statement of income	7.2	0.4	7.6	8.0	0.1	8.1
Total compensation paid (1)	6.4	0.4	6.8	7.6	−	7.6
Monthly average number of members	9.00	11.00	20.00	9.00	11.00	20.00
Monthly average number of paid members	9.00	8.00	17.00	9.00	6.33	15.33
(1) It includes variable compensation for Executive Officers.

In 2024, expenses related to compensation of the board members and executive officers of Petrobras amounted to US$ 14 (US$ 13.9 in 2023 and US$ 14.7 in 2022).

The compensation of the Advisory Committees to the Board of Directors is separate from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Federal Government, Board members who are also members of the Statutory Audit Committees are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was US$ 416 thousand for 2024 (US$ 493 thousand with tax and social security costs). For 2023, the total compensation concerning these members was US$ 403 thousand (US$ 484 thousand with tax and social security costs). For 2022, it was US$ 544 thousand (US$ 642 thousand with tax and social security costs).

On April 25, 2024, the shareholders, at the Company’s Annual General Shareholders Meeting, set the threshold for the overall compensation for executive officers and board members at US$ 8.6 (R$ 43.21 million) from April 2024 to March 2025.

The average annual remuneration of the members of Petrobras' Fiscal Council, in fiscal year 2024, was US$ 29 (US$ 34, considering social security costs). In 2023, the average annual remuneration was US$ 31 (US$ 38, considering social security costs). In 2022, the average annual remuneration was US$ 28 (US$ 33, considering social security costs).

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The Variable Compensation Program for Executive Officers is subject to compliance with prerequisites and performance indicators. The variable remuneration to be paid changes according to the percentage of goals achievement and its payment is deferred in 4 annual installments.

In 2024, the Company provisioned US$ 2.6 referring to the Performance Award Program – PPP 2024 for Executive Directors.

Exemption from damage (indemnity)

Since 2022, the Company's Bylaws establish the obligation to indemnify its managers, members with statutory functions and other employees and agents who legally act by delegation of the Company's managers, besides maintaining a permanent insurance contract in favor of these individuals, to save them from liability for acts arising from the exercise of their activities. As of 2018, the bylaws also began to provide for the possibility of Petrobras entering into indemnity contracts, in order to cover any expenses due to complaints, inquiries, administrative, arbitration or judicial investigations and proceedings, in Brazil or in any other jurisdiction, which aim to impute responsibility for regular management acts practiced exclusively in the exercise of its activities since the date of its investiture or the beginning of the contractual relationship with the Company. The limits and form of defense in judicial and administrative proceedings are defined in the Policy for the Application and Governance of the Indemnity Commitment, approved by the Board of Directors.

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

The fourth Indemnity Commitment was approved by the Board of Directors on March 27, 2024, starting from its signature, until the Ordinary General Meeting of 2026. The maximum exposure established by the Company (global limit for all possible damages) was US$ 161.

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

Indemnity agreements shall not cover: (i) acts covered under Directors and Officers (D&O) insurance policy purchased by the Company, as formally recognized and implemented by the insurance Company; (ii) acts outside the regular exercise of the duties or powers of the Beneficiaries; (iii) acts in bad faith act, malicious acts, fraud or serious fault on the part of the Beneficiaries, observing the principle of presumed innocence; (iv) self-interested acts or in favor of third parties that damage the Company’s social interest; (v) obligation to pay damages arising from social action according to article 159 of Law 6,404/76 or reimbursement of the damages according to art. 11, § 5°, II of Law 6,385/76; or (vi) where a manifest conflict of interest with the Company is established.

Petrobras will have no obligation to indemnify the Beneficiaries for loss of profits, loss of business opportunity, interruption of professional activity, moral damages or indirect damages. eventually claimed by the Beneficiaries, with compensation or reimbursement limited to the cases provided for in the Indemnity Commitment.

In the case of conviction for an intentional act or committed with gross error, final and unappealable in criminal, public civil, impropriety, popular action, action proposed by a third party, or by shareholders in favor of the Company, or, still, of an unappealable administrative decision concluding that an act was committed intentionally or with gross error and that has not been subject to judicial suspension, the beneficiary undertakes, regardless of any manifestation of the independent third party, to reimburse the Company for all amounts spent by the Company within the scope of this Commitment, including all expenses and costs related to the process, refunding them within a period of up to 30 days from the competent notification.

In order to avoid the configuration of conflicts of interest, notably as provided for in art. 156 of Law 6,404/76, the Company will hire external professionals, who may act individually or jointly, with an unblemished, impartial and independent reputation (“Independent Third Party”), and with experience to analyze any claim by the Beneficiaries on the characterization of Regular Management Act or on the hypothesis of exclusions. In addition, Beneficiaries who are claiming such amounts are prohibited from participating in meetings or discussions that deal with the approval of the payment of expenses, in compliance with the provisions of art. 156, head provision of Law 6,404/76, Brazilian Corporate Law.

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

35.	Supplemental information on statement of cash flows

	2024	2023	2022
Amounts paid during the year:
Withholding income tax paid on behalf of third-parties	1,307	1,403	1,413
Transactions not involving cash
Purchase of property, plant and equipment on credit	1,081	−	19
Lease	10,107	14,992	6,923
Provision for decommissioning costs	6,393	2,641	3,260
Use of tax credits and judicial deposit for the payment of contingency	256	144	1,236
Remeasurement of property, plant and equipment acquired in previous periods	−	5	24
Earnout related to Atapu and Sépia fields	268	280	694

35.1.	Reconciliation of Depreciation, depletion and amortization with Statements of Cash Flows

	2024	2023	2022
Depreciation and depletion of Property, plant and equipment	14,953	15,306	14,618
Amortization of Intangible assets	134	104	77
Capitalized depreciation	(2,438)	(1,965)	(1,343)
Depreciation of right of use - recovery of PIS/COFINS	(170)	(165)	(134)
Depreciation, depletion and amortization in the Statements of Cash Flows	12,479	13,280	13,218

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

36.	Subsequent events

Cancellation of Treasury Shares

On January 29, 2025, the Board of Directors approved the cancellation of a total of 155,764,169 treasury shares, without reducing the share capital, consisting of 155,541,409 preferred shares and 222,760 common shares.

As a result of the cancellation of treasury shares, the Company's share capital is now composed of 7,442,231,382 common shares and 5,446,501,379 preferred shares, without par value.

The proposal to update the Company's Bylaws to reflect this new number of shares will be submitted to the Shareholder’s General Meeting.

Contingent Payments Received (earnout)

In January 2025, Petrobras received contingent payments related to three transactions, totaling US$ 605 (R$ 3,702 million), as follows:

•	US$ 356 (R$ 2,161 million) from the partners in the Sépia and Atapu fields, related to the Surplus Volume of the Transfer of Rights Agreement;
•	US$ 166 (R$ 1,025 million) from Petro Rio Jaguar Petróleo S.A. (PRIO), related to the sale of Petrobras' interest in the Albacora Leste field; and
•	US$ 83 (R$ 516 million) from Karoon Petróleo & Gás Ltda., related to the sale of the Baúna field.

All these payments are in accordance with the terms of the contracts negotiated between the parties.

Agreement with EIG

On March 7, 2025, Petrobras and EIG entered into an agreement to end the litigation between the parties. Under the terms of the agreement, Petrobras paid EIG the amount of US$283, while EIG requested the termination of the lawsuit pending in the District Court of Columbia and the cancellation of the precautionary measure blocking the Company's assets in the Netherlands, as well as waiving any rights related to the dispute. For more information, see note 19.4.3.

INDEX

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

The Company, on December 31, 2024, maintains activities mainly in Brazil, in addition to activities in Argentina, Colombia and Bolivia, in South America. The equity-accounted investments are comprised of the operations of the joint venture company MP Gulf of Mexico, LLC (MPGoM), in which Murphy Exploration & Production Company ("Murphy") has 80% stake and Petrobras America Inc ("PAI") 20% stake in United States of America, North America. The Company reports its reserves in Brazil, United States of America and Argentina. Volumes in Bolivia are not registered as the Constitution of this country does not allow. In Colombia, our activities are exploratory, and therefore, there are no associated reserves.

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

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligations:

	Consolidated entities
	Brazil	Abroad			Total	Equity Method Investees
		South America	Others	Total
December 31, 2024
Unproved oil and gas properties	2,924	160	−	160	3,084	−
Proved oil and gas properties	75,088	284	−	284	75,372	651
Support Equipment	95,073	726	1	727	95,800	−
Gross Capitalized costs	173,085	1,170	1	1,171	174,256	651
Depreciation, depletion and amortization	(57,940)	(815)	(1)	(816)	(58,756)	(330)
Net capitalized costs	115,145	355	−	355	115,500	321
December 31, 2023
Unproved oil and gas properties	3,764	61	−	61	3,825	−
Proved oil and gas properties	82,396	243	−	243	82,639	607
Support Equipment	103,284	758	1	759	104,043	−
Gross Capitalized costs	189,444	1,062	1	1,063	190,507	607
Depreciation, depletion and amortization	(63,003)	(811)	(1)	(812)	(63,815)	(289)
Net capitalized costs	126,441	251	−	251	126,692	318
December 31, 2022
Unproved oil and gas properties	4,227	55	−	55	4,282	−
Proved oil and gas properties	83,030	205	−	205	83,235	762
Support Equipment	69,735	732	1	733	70,468	−
Gross Capitalized costs	156,993	992	1	993	157,986	762
Depreciation, depletion and amortization	(52,836)	(769)	(1)	(770)	(53,606)	(224)
Net capitalized costs	104,156	223	−	223	104,380	538

INDEX

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

ii) Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Consolidated entities
	Brazil	Abroad		Total	Equity Method Investees
		South America	Total
December 31, 2024
Acquisition costs:
Proved	−	−	−	−	−
Unproved	21	−	−	21	−
Exploration costs	861	119	119	980	−
Development costs	14,007	34	34	14,041	14
Total	14,889	153	153	15,042	14
December 31, 2023
Acquisition costs:
Proved	−	−	−	−	−
Unproved	146	−	−	146	−
Exploration costs	862	11	11	873	10
Development costs	10,929	53	53	10,982	37
Total	11,937	64	64	12,001	47
December 31, 2022
Acquisition costs:
Proved	−	−	−	−	−
Unproved	892	−	−	892	−
Exploration costs	707	51	51	758	1
Development costs	6,883	31	31	6,914	30
Total	8,482	82	82	8,564	31

(iii) Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ended December 31, 2024, 2023 and 2022 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the RT&M and G&LCE segments, respectively, in Brazil. The internal transfer prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company. Gas prices used are those set out in contracts with third parties.

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

INDEX

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

	Consolidated entities						Equity Method Investees
	Brazil	Abroad				Total
		South America	North America	Others	Total
December 31, 2024
Net operation revenues:
Sales to third parties	175	133	−	−	133	308	170
Intersegment	60,208	−	−	−	−	60,208	−
	60,383	133	−	−	133	60,516	170
Production costs	(15,472)	(59)	−	−	(59)	(15,531)	(50)
Exploration expenses	(901)	(12)	−	−	(12)	(913)	−
Depreciation, depletion and amortization	(9,248)	(44)	−	−	(44)	(9,292)	(36)
Impairment of oil and gas properties	(1,239)	(5)	−	−	(5)	(1,244)	−
Other operating expenses	(5,547)	(5)	71	(1)	65	(5,482)	(10)
Results before income tax expenses	27,977	8	71	(1)	77	28,054	74
Income tax expenses	(9,538)	(3)	2	1	−	(9,538)	−
Results of operations (excluding corporate overhead and interest costs)	18,439	5	73	−	77	18,516	74
December 31, 2023
Net operation revenues:
Sales to third parties	631	136	−	−	136	767	159
Intersegment	66,113	−	−	−	−	66,113	−
	66,744	136	−	−	136	66,880	159
Production costs	(16,946)	(63)	−	−	(63)	(17,009)	(36)
Exploration expenses	(981)	(1)	−	−	(1)	(982)	−
Depreciation, depletion and amortization	(10,186)	(44)	−	−	(44)	(10,230)	(26)
Impairment of oil and gas properties	(2,105)	−	−	−	−	(2,105)	(75)
Other operating expenses	(2,504)	(15)	(8)	(1)	(24)	(2,528)	(25)
Results before income tax expenses	34,023	12	(8)	(1)	3	34,026	(3)
Income tax expenses	(11,568)	(4)	3	1	(1)	(11,569)	−
Results of operations (excluding corporate overhead and interest costs)	22,455	8	(5)	(1)	2	22,457	(3)
December 31, 2022
Net operation revenues:
Sales to third parties	1,153	158	−	−	158	1,311	275
Intersegment	76,579	−	−	−	−	76,579	−
	77,732	158	−	−	158	77,890	275
Production costs	(19,975)	(75)	−	−	(75)	(20,050)	(41)
Exploration expenses	(719)	(168)	−	−	(168)	(887)	−
Depreciation, depletion and amortization	(10,373)	(42)	−	−	(42)	(10,415)	(42)
Impairment of oil and gas properties	(1,216)	(2)	−	−	(2)	(1,218)	−
Other operating expenses	3,000	(1)	(8)	21	12	3,012	(22)
Results before income tax expenses	48,449	(130)	(8)	21	(117)	48,332	170
Income tax expenses	(16,474)	44	−	(3)	41	(16,433)	−
Results of operations (excluding corporate overhead and interest costs)	31,975	(86)	(8)	19	(76)	31,899	170

INDEX

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

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2024, 2023 and 2022 are presented in the following table. Proved reserves are estimated in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

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

Reserve estimates are subject to variations due to technical uncertainties in the reservoir and changes in economic scenarios. A summary of the annual changes in the proved reserves of oil is as follows (in millions of barrels):

	Consolidated Entities				Equity Method Investees
Proved developed and undeveloped reserves (*)	Crude oil in Brazil	Crude Oil in South America	Synthetic Oil in Brazil	Consolidated Total	Crude Oil in North America	Total
At January 1, 2024	9,210	2	−	9,212	16	9,228
Extensions and discoveries	–	−	−	−	−	−
Revisions of previous estimates	1,185	−	−	1,185	−	1,184
Production for the year	(761)	−	−	(761)	(2)	(764)
Reserves at December 31, 2024	9,634	2	−	9,636	13	9,649
At January 1, 2023	8,908	2	−	8,910	16	8,926
Extensions and discoveries	95	−	−	95	−	95
Revisions of previous estimates	1,140	−	−	1,140	2	1,142
Sales of reserves	(147)	−	−	(147)	−	(147)
Production for the year	(786)	−	−	(786)	(2)	(789)
Reserves at December 31, 2023	9,210	2	−	9,212	16	9,228
At January 1, 2022	8,406	2	10	8,419	17	8,435
Revisions of previous estimates	1,705	−	−	1,705	3	1,708
Sales of reserves (1)	(455)	−	(10)	(465)	(1)	(465)
Production for the year	(748)	−	(1)	(749)	(3)	(752)
Reserves at December 31, 2022	8,908	2	−	8,910	16	8,926
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

INDEX

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

A summary of the annual changes in the proved reserves of natural gas is as follows (in billions of cubic feet):

	Consolidated Entities				Equity Method Investees
Proved developed and undeveloped reserves (*)	Natural Gas in Brazil	Natural Gas in South America	Synthetic Gas in Brazil	Consolidated Total	Natural Gas in North America	Total
At January 1, 2024	9,335	163	−	9,498	7	9,504
Extensions and discoveries	–	7	−	7	−	7
Revisions of previous estimates	796	19	−	815	(4)	811
Production for the year	(549)	(20)	−	(569)	(1)	(570)
Reserves at December 31, 2024	9,582	168	−	9,750	2	9,752
At January 1, 2023	8,504	173	−	8,677	6	8,683
Extensions and discoveries	779	15	−	794	−	794
Revisions of previous estimates	673	(5)	−	668	1	669
Sales of reserves	(47)	−	−	(47)	−	(47)
Production for the year	(573)	(20)	−	(594)	(1)	(595)
Reserves at December 31, 2023	9,335	163	−	9,498	7	9,504
At January 1, 2022	7,912	177	17	8,106	7	8,113
Revisions of previous estimates	1,560	16	−	1,575	−	1,575
Sales of reserves (1)	(382)	−	(15)	(397)	(1)	(398)
Production for the year	(586)	(20)	(1)	(606)	(1)	(607)
Reserves at December 31, 2022	8,504	173	−	8,677	6	8,683
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

Natural gas production volumes used in these tables are the net volumes withdrawn from our proved reserves, including gas consumed in operations and excluding reinjected gas. Our disclosure of proved gas reserves includes gas consumed in operations, which represent 36% of our total proved reserves of natural gas as of December 31, 2024.

INDEX

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

The tables below summarize information about the changes in total proved reserves of crude oil and natural gas, in millions of barrels of oil equivalent, in our consolidated entities and equity method investees for 2024, 2023 and 2022:

	Consolidated Entities				Equity Method Investees
Proved developed and undeveloped reserves (*)	Oil equivalent in Brazil	Oil equivalent in South America	Synthetic Oil in Brazil	Consolidated Total	Oil equivalent in North America	Total
At January 1, 2024	10,873	31	−	10,904	17	10,921
Extensions and discoveries	–	1	−	1	−	2
Revisions of previous estimates	1,326	4	−	1,330	(1)	1,329
Production for the year	(859)	(4)	−	(863)	(3)	(865)
Reserves at December 31, 2024	11,341	32	−	11,372	14	11,386
At January 1, 2023	10,423	33	−	10,455	17	10,473
Extensions and discoveries	233	3	−	236	−	237
Revisions of previous estimates	1,260	(1)	−	1,259	2	1,262
Sales of reserves	(155)	−	−	(155)	−	(155)
Production for the year	(888)	(4)	−	(892)	(2)	(894)
Reserves at December 31, 2023	10,873	31	−	10,904	17	10,921
At January 1, 2022	9,816	33	13	9,862	18	9,880
Revisions of previous estimates	1,983	3	−	1,986	3	1,989
Sales of reserves (1)	(523)	−	(12)	(536)	(1)	(536)
Production for the year	(852)	(4)	(1)	(857)	(3)	(860)
Reserves at December 31, 2022	10,423	33	−	10,455	17	10,473
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

In 2024, we incorporated 1,330 million boe of proved reserves by revising previous estimates, including:

(i) addition of 883 million boe due to new projects, mainly in Atapu and Sépia fields and in other fields in Santos, Campos and Solimões basins; and

(ii) addition of 447 million boe, due to the good performance of assets, mainly in Búzios, Itapu, Tupi and Sépia fields, in the Santos Basin, and other revisions.

We did not have relevant changes related to the variation in the oil price.

The Company's total proved reserve resulted in 11,386 million boe in 2024, considering the variations above and the reduction from 2024 production of 865 million boe. Production refers to volumes that were previously included in our reserves and, therefore, does not consider natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. The production also does not consider volumes of injected gas, the production of Extended Well Tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the registration of reserves by the Company.

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

INDEX

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

INDEX

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

The tables below present the volumes of proved developed and undeveloped reserves, net, that is, reflecting Petrobras' participation:

	2024
	Crude Oil	Natural Gas	Total oil and gas
	(mmbbl)	(bncf)	(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,884	5,387	5,843
South America, outside Brazil (1)	1	80	15
Total Consolidated Entities	4,885	5,467	5,858
Equity Method Investees
North America (1)	13	2	14
Total Equity Method Investees	13	2	14
Total developed Consolidated and Equity Method Investees	4,898	5,469	5,872
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	4,750	4,194	5,497
South America, outside Brazil (1)	1	89	17
Total Consolidated Entities	4,751	4,283	5,514
Equity Method Investees
North America (1)	−	−	−
Total Equity Method Investees	−	−	–
Total undeveloped Consolidated and Equity Method Investees	4,751	4,283	5,514
Total proved reserves (developed and undeveloped)	9,649	9,752	11,386
(1) South America oil reserves include 25% of natural gas liquid (NGL) in proved developed reserves and 24% of NGL in proved undeveloped reserves. North America oil reserves include 14% of natural gas liquid (NGL) in proved developed reserves and 17% of NGL in proved undeveloped reserves.
(*) Apparent differences in the sum of the numbers are due to rounding off.
In 2023, we standardized the conversion between gas and oil equivalent to 5,614.65 ft3 = 1 boe, which is equivalent to the conversion used in contracts in Brazil. Quantities from previous years were restated with the new conversion.

	2023
	Crude Oil	Natural Gas	Total oil and gas
	(mmbbl)	(bncf)	(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,710	5,522	5,694
South America, outside Brazil (1)	1	92	17
Total Consolidated Entities	4,711	5,614	5,711
Equity Method Investees
North America (1)	14	6	15
Total Equity Method Investees	14	6	15
Total developed Consolidated and Equity Method Investees	4,726	5,620	5,727
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	4,500	3,814	5,179
South America, outside Brazil (1)	1	70	13
Total Consolidated Entities	4,501	3,884	5,193
Equity Method Investees
North America (1)	2	1	2
Total Equity Method Investees	2	1	2
Total undeveloped Consolidated and Equity Method Investees	4,503	3,885	5,194
Total proved reserves (developed and undeveloped)	9,228	9,504	10,921
(1) South America oil reserves include 25% of natural gas liquid (NGL) in proved developed reserves and 26% of NGL in proved undeveloped reserves. North America oil reserves include 6% of natural gas liquid (NGL) in proved developed reserves and 7% of NGL in proved undeveloped reserves.
(*) Apparent differences in the sum of the numbers are due to rounding.
In 2023, we standardized the conversion between gas and oil equivalent to 5,614.65 ft3 = 1 boe, which is equivalent to the conversion used in contracts in Brazil. Quantities from previous years were restated with the new conversion.

INDEX

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

	2022
	Crude Oil	Natural Gas	Total oil and gas
	(mmbbl)	(bncf)	(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,185	5,097	5,093
South America, outside Brazil (1)	1	91	17
Total Consolidated Entities	4,186	5,188	5,110
Equity Method Investees
North America (1)	14	5	15
Total Equity Method Investees	14	5	15
Total developed Consolidated and Equity Method Investees	4,200	5,193	5,125
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	4,723	3,407	5,330
South America, outside Brazil (1)	1	82	15
Total Consolidated Entities	4,724	3,489	5,346
Equity Method Investees
North America (1)	2	1	2
Total Equity Method Investees	2	1	2
Total undeveloped Consolidated and Equity Method Investees	4,726	3,490	5,348
Total proved reserves (developed and undeveloped)	8,926	8,683	10,473
(1) South America oil reserves include 24% of natural gas liquid (NGL) in proved developed reserves and 24% of NGL in proved undeveloped reserves. North America oil reserves include 2% of natural gas liquid (NGL) in proved developed reserves and 4% of NGL in proved undeveloped reserves.
(*) Apparent differences in the sum of the numbers are due to rounding.
In 2023, we standardized the conversion between gas and oil equivalent to 5,614.65 ft3 = 1 boe, which is equivalent to the conversion used in contracts in Brazil. Quantities from previous years were restated with the new conversion.

INDEX

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

INDEX

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

Standardized measure of discounted future net cash flows:

	Consolidated entities			Equity Method Investees
		Abroad
	Brazil	South America	Total
December 31, 2024
Future cash inflows	800,773	579	801,353	941
Future production costs	(304,051)	(336)	(304,387)	(139)
Future development costs	(74,770)	(107)	(74,877)	(34)
Future income tax expenses	(149,968)	(58)	(150,026)	−
Undiscounted future net cash flows	271,984	78	272,062	768
10 percent midyear annual discount for timing of estimated cash flows (1)	(128,559)	(31)	(128,590)	(262)
Standardized measure of discounted future net cash flows	143,425	47	143,473	506
December 31, 2023
Future cash inflows	819,428	650	820,078	1,213
Future production costs	(348,787)	(354)	(349,142)	(191)
Future development costs	(64,121)	(113)	(64,235)	(13)
Future income tax expenses	(140,774)	(43)	(140,818)	−
Undiscounted future net cash flows	265,745	139	265,884	1,009
10 percent midyear annual discount for timing of estimated cash flows (1)	(120,216)	(46)	(120,262)	(319)
Standardized measure of discounted future net cash flows	145,529	93	145,622	691
December 31, 2022
Future cash inflows	983,826	837	984,663	1,581
Future production costs	(399,655)	(357)	(400,012)	(273)
Future development costs	(62,548)	(128)	(62,676)	(21)
Future income tax expenses	(178,412)	(88)	(178,500)	−
Undiscounted future net cash flows	343,211	264	343,475	1,287
10 percent midyear annual discount for timing of estimated cash flows (1)	(151,828)	(124)	(151,951)	(401)
Standardized measure of discounted future net cash flows	191,383	141	191,524	886
(1) Semiannual capitalization
Apparent differences in the sum of the numbers are due to rouding.

INDEX

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

Changes in discounted net future cash flows:

	Consolidated entities			Equity Method Investees
		Abroad
	Brazil	South America	Total
Balance at January 1, 2024	145,529	93	145,622	691
Sales and transfers of oil and gas, net of production cost	(44,911)	(52)	(44,963)	(119)
Development cost incurred	14,007	34	14,040	14
Net change due to purchases and sales of minerals in place	−	−	−	−
Net change due to extensions, discoveries and improved recovery related costs	−	7	7	2
Revisions of previous quantity estimates	32,619	26	32,645	(31)
Net change in prices, transfer prices and in production costs	10,226	(41)	10,185	(71)
Changes in estimated future development costs	(23,749)	(18)	(23,767)	(6)
Accretion of discount	14,553	13	14,566	60
Net change in income taxes	(4,848)	(17)	(4,865)	−
Other - unspecified	−	3	3	(32)
Balance at December 31, 2024	143,425	47	143,473	506
Balance at January 1, 2023	191,383	141	191,524	886
Sales and transfers of oil and gas, net of production cost	(49,797)	(54)	(49,851)	(123)
Development cost incurred	10,929	53	10,982	37
Net change due to purchases and sales of minerals in place	(3,894)	−	(3,894)	−
Net change due to extensions, discoveries and improved recovery related costs	5,858	19	5,876	11
Revisions of previous quantity estimates	31,616	3	31,619	82
Net change in prices, transfer prices and in production costs	(63,907)	(97)	(64,004)	(201)
Changes in estimated future development costs	(16,409)	(27)	(16,436)	(17)
Accretion of discount	19,138	20	19,159	68
Net change in income taxes	20,611	30	20,641	−
Other - unspecified	−	5	5	(53)
Balance at December 31, 2023	145,529	93	145,622	691
Balance at January 1, 2022	114,780	89	114,869	470
Sales and transfers of oil and gas, net of production cost	(54,230)	(62)	(54,291)	(235)
Development cost incurred	6,883	31	6,913	29
Net change due to purchases and sales of minerals in place	(17,030)	−	(17,030)	−
Net change due to extensions, discoveries and improved recovery related costs	−	−	−	10
Revisions of previous quantity estimates	64,535	17	64,553	82
Net change in prices, transfer prices and in production costs	129,462	122	129,584	349
Changes in estimated future development costs	(23,317)	(39)	(23,356)	(4)
Accretion of discount	11,478	14	11,492	93
Net change in income taxes	(41,178)	(17)	(41,194)	−
Other - unspecified	−	(15)	(15)	92
Balance at December 31, 2022	191,383	141	191,524	886
Apparent differences in the sum of the numbers are due to rounding.

INDEX

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the criteria established in “Internal Controls – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of Treadway Commission (“COSO”). Our management has concluded that our internal control over financial reporting was effective.

/s/ Magda Maria de Regina Chambriard

Magda Maria de Regina Chambriard

Chief Executive Officer

/s/ Fernando Sabbi Melgarejo

Fernando Sabbi Melgarejo

Chief Financial Officer and Chief Investor Relations Officer

INDEX

Independent auditor's report on the consolidated financial statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Petróleo Brasileiro S.A. – Petrobras

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Petróleo Brasileiro S.A. – Petrobras and subsidiaries (“the Company”) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

INDEX

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

Assessment of the measurement of the defined benefit obligations for pension and health care plans

As discussed in notes 4.4 and 18.3 to the consolidated financial statements, the Company sponsors defined benefit pension and health care plans that provide supplementary retirement benefits and medical care to its employees and former employees. As of December 31, 2024, the defined benefit obligations for these pension and health care plans were US$ 11,398 million.

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

INDEX

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

•  we evaluated the scope of the work, competency, and objectivity of the external actuarial professionals hired by the Company to assist in the process of determining the actuarial assumptions and the measurement of the defined benefit obligations for the pension and health care plans. This included assessing the nature and scope of the work performed by these external actuarial professionals and their qualifications and professional experience; and

•  we involved actuarial professionals with specialized skills and knowledge, who assisted in evaluating the Company’s discount rates and projected medical and hospital costs including comparisons to data obtained from external sources.

Evaluation of the impairment testing of exploration and production cash generating units

As discussed in notes 4.2.1, 4.2.2, 4.2.2(a) and 25 to the consolidated financial statements, for the purposes of impairment testing, the Company identifies its cash generating units (“CGUs”), estimates the recoverable amount of these CGUs and compares the recoverable amount with the carrying amount of these CGUs. The carrying amount of the exploration and production CGUs as of December 31, 2024 was US$ 7,998 million. For the year ended December 31, 2024, the amount of impairment losses recognized in relation to the exploration and production CGUs was US$ 1,129 million.

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

INDEX

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

Evaluation of the estimate of the provision for decommissioning costs

As discussed in notes 4.6 and 20 to the consolidated financial statements the Company records a provision for decommissioning costs which reflects its obligations to restore the environment and dismantle and remove oil and gas production facilities upon abandonment. As of December 31, 2024, the carrying amount of the provision for decommissioning costs was US$ 26,203 million. The Company’s estimate of the provision for decommissioning costs includes assumptions in relation to the nature and extent of the environmental restoration and the dismantlement and removal work as well as the cost and timing of this work.

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

INDEX

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

• we involved infrastructure valuation professionals with specialized skills and knowledge, who assisted in the evaluation of the method used to define the extent of decommissioning work in the determination of the estimated costs by comparing the method to applicable regulatory requirements and relevant industry practices, as well as the assessment of the estimated costs of decommissioning by comparing certain of these costs to existing contracts;

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

/s/ KPMG Auditores Independentes Ltda.

Rio de Janeiro – Brazil

April 3, 2025

We have served as the Company’s auditor since 2017.

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

