Form 20-F
period 2025-12-31
PETROBRAS - PETROLEO BRASILEIRO SA
filed 2026-04-09
CIK 1119639

ANNUAL REPORT AND Form 20-F 2025

PETROBRAS

O BRASIL É A NOSSA ENERGIA

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2025
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
+55 (21) 3224-2401 — dfinri@petrobras.com.br
Avenida Henrique Valadares, 28, Tower A, 18th floor - 20231-030 - Rio de Janeiro – RJ - Brazil
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Petrobras Common Shares, without par value*	PBR/PBRA	New York Stock Exchange*
Petrobras American Depositary Shares, or ADSs (evidenced by American Depositary Receipts, or ADRs), each representing two Common Shares	PBR/PBRA	New York Stock Exchange
Petrobras Preferred Shares, without par value*	PBR/PBRA	New York Stock Exchange*
Petrobras American Depositary Shares (as evidenced by American Depositary Receipts), each representing two Preferred Shares	PBR/PBRA	New York Stock Exchange
7.375% Global Notes due 2027, issued by PGF	PBR	New York Stock Exchange
5.999% Global Notes due 2028, issued by PGF	PBR	New York Stock Exchange
5.750% Global Notes due 2029, issued by PGF	PBR	New York Stock Exchange
5.093% Global Notes due 2030, issued by PGF	PBR	New York Stock Exchange
5.125% Global Notes due 2030, issued by PGF	PBR	New York Stock Exchange
5.600% Global Notes due 2031, issued by PGF 6.500% Global Notes due 2033, issued by PGF	PBR	New York Stock Exchange New York Stock Exchange
6.000% Global Notes due 2035, issued by PGF	PBR	New York Stock Exchange
6.250% Global Notes due 2036, issued by PGF	PBR	New York Stock Exchange
6.875% Global Notes due 2040, issued by PGF (successor to PifCo)	PBR	New York Stock Exchange
6.750% Global Notes due 2041, issued by PGF (successor to Pifco)	PBR	New York Stock Exchange
5.625% Global Notes due 2043, issued by PGF	PBR	New York Stock Exchange
7.250% Global Notes due 2044, issued by PGF	PBR	New York Stock Exchange
6.900% Global Notes due 2049, issued by PGF	PBR	New York Stock Exchange
6.750% Global Notes due 2050, issued by PGF	PBR	New York Stock Exchange
5.500% Global Notes due 2051, issued by PGF	PBR	New York Stock Exchange
6.850% Global Notes due 2115, issued by PGF	PBR	New York Stock Exchange
*	Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each class of stock as of December 31, 2025 was:
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

Yes ☐ No ☒

Annual Report and Form 20-F 2025 I 4

Annual Report and Form 20-F 2025 I 5

Disclaimer

We have presented the information in this annual report and Form 20-F in a manner consistent with how we view our business. In order to facilitate your review, this annual report and Form 20-F for the year ended December 31, 2025 (referred to herein as our “annual report”) has a cross-reference guide to SEC Form 20-F under “Cross-Reference to Form 20-F”.

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

The 2025 GHG emissions performance results presented in this annual report will be subject to third party verification, and although we do not expect significant differences, the audited results may differ from the results presented herein.

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

Annual Report and Form 20-F 2025 I 6

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

Our forward-looking statements are not guarantees of future performance and are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict. Our actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following:

▪	Our ability to obtain financing;
▪	General economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates;
▪	Global economic conditions;
▪	Our ability to find, acquire or gain access to additional reserves and to develop our current reserves successfully;
▪	Uncertainties inherent in making estimates of our oil and gas reserves, including recently discovered oil and gas reserves;
▪	Competition;
▪	Technical difficulties in the operation of our equipment and the provision of our services;
▪	Changes in, or failure to comply with, laws or regulations, including with respect to fraudulent activity, corruption and bribery;
▪	Receipt of governmental approvals and licenses;
▪	International and Brazilian political, economic and social developments, including the role of the Brazilian government, as our controlling shareholder, in our business;
▪	Natural disasters, accidents, military operations, acts of sabotage, wars or embargoes;
▪	Cybersecurity threats, breaches, and disruptions;
▪	Global health crises, such as the COVID-19 pandemic;
▪	The impact of expanded regional or global conflict, including the conflict between Russia and Ukraine, and the conflict in the Middle East;
▪	The cost and availability of adequate insurance coverage;
▪	Our ability to successfully implement acquisitions, partnerships or asset sales in our portfolio management program;
▪	Our ability to successfully implement our Strategic Plan 2050 and Business Plan 2026-30, whether those strategic and business plans remains in place, and the direction of any subsequent strategic and business plans;
▪	The outcome of ongoing corruption investigations and any new facts or information that may arise in relation to past investigations related to alleged irregularities or corruption;
▪	The effectiveness of our risk management policies and procedures, including operational risk;
▪	Potential changes to the composition of our Board of Directors and our management team; and

Annual Report and Form 20-F 2025 I 7

▪	Litigation, such as class actions or enforcement or other proceedings brought by governmental and regulatory agencies.

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

Annual Report and Form 20-F 2025 I 8

Glossary

Glossary of Certain Terms used in this Annual Report

Unless the context indicates otherwise, the following terms are defined as follows:

ACL	Ambiente de Comercialização Livre (Free Market Environment). Market segment in which the purchase and sale of electrical energy are the subject of freely negotiated bilateral agreements, according to specific market rules and procedures.
ACR	Ambiente de Comercialização Regulado (Regulated Market Environment). Market segment in which the purchase and sale of electrical energy between selling agents and distribution agents is preceded by a bidding process, except for cases provided by law, according to specific market rules and procedures.
ADR	American Depositary Receipt.
ADS	American Depositary Share.
AIP	The Acordo de Individualização da Produção (Productions Individualization Agreement). The AIP applies in situations where the reservoirs extend beyond the areas granted or contracted, as regulated by ANP.
AMS	The AMS (Assistência Multidisciplinar de Saúde) Plan, that continues as the registered name in the Agência Nacional de Saúde (National Health Agency) in Brazil, is the official name of our health care plan.
ANA	The Agência Nacional de Águas e Saneamento Básico (National Water and Sanitation Agency).
ANEEL	The Agência Nacional de Energia Elétrica (Brazilian Electricity Regulatory Agency).
ANM	The Agência Nacional de Mineração (National Mining Agency).
ANP	The Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (Brazilian National Petroleum, Natural Gas and Biofuels Agency) is the federal agency that regulates the oil, natural gas and renewable fuels industry in Brazil.
ANPD	The Autoridade Nacional de Proteção de Dados (National Data Protection Authority).
ANTAQ	The Agência Nacional de Transportes Aquaviários (Brazilian National Agency of Waterway Transportation).

Annual Report and Form 20-F 2025 I 9

ANVISA	The Agência Nacional de Vigilância Sanitária (Brazilian National Agency of Health Surveillance).
API GRAVITY	Standard measure of oil density developed by the American Petroleum Institute. Extra heavy oil: API < 10º; Heavy oil: 10° ≤ API < 22°; Medium oil: 22° ≤ API < 31°; Light Oil: API ≥ 31°.
APS or Saúde Petrobras	The Associação Petrobras de Saúde (Petrobras Health Association), whose trade name is Saúde Petrobras, a non-profit association that operates our supplementary health care plan (AMS) since 2021.
B3	Brasil, Bolsa, Balcão, the Brazilian Stock Exchange.
Barrels	Standard measure of crude oil volume.
Biofuel	Any fuel derived from the conversion of biomass as raw material (vegetable oils, algae material, crops or animal wastes, etc.) and/or produced through biological processes, such as fermentation and others.
BioQav	Aviation turbine fuel used to power aircraft, produced from several biomass sources in different production processes, also known as “biojet”, “biokerosine” or “SAF” (sustainable aviation fuel) and named by the ANP as “Alternative Jet Fuel”, which must be added to conventional jet fuel up to a maximum limit that varies from 10% to 50% by volume depending on the production process, as defined in ASTM (American Society for Testing and Materials) Annex D-7566 and ANP Resolution 778/2019.
BNDES	Banco Nacional de Desenvolvimento Econômico e Social (Brazilian National Development Bank).
Braskem	Braskem S.A. is currently the largest producer of thermoplastic resins in the Americas and the largest producer of polypropylene in the United States. Its production focuses on polyethylene (PE), polypropylene (PP) and polyvinylchloride (PVC) resins, in addition to basic chemical inputs such as ethylene, propylene, butadiene, benzene, toluene, chlorine, soda, and solvents, among others. Together, they make up one of the most comprehensive portfolios in the industry, by also including the green polyethylene produced from sugarcane from 100% renewable sources.
Brazilian Treasury	The Tesouro Nacional (Brazilian National Treasury) is a Secretariat of the Ministry of Finance, responsible for financial programming, accounting, management of the federal public debt, federal financial and securities assets and the Brazilian federal government’s financial relationship with states and municipalities in Brazil. The Brazilian National Treasury's mission is to seek fiscal balance through efficient, proactive and transparent management of public accounts and act in the structuring of financing channels that can make sustainable public interest policies viable, contributing to Brazil's intertemporal economic and social development.

Annual Report and Form 20-F 2025 I 10

Brent Crude Oil	A major trading classification of light crude oil that serves as a major benchmark price for commercialization of crude oil worldwide.
BOAVENTURA or BOAVENTURA Energy Complex (formerly GASLUB)	Located in southeastern Brazil (Itaboraí, in the state of Rio de Janeiro), the BOAVENTURA Energy Complex, formerly GASLUB, is comprised of the UPGNs and other underlying utilities.
Business Plan 2026-30	Business Plan 2026-2030.
CADE	Conselho Administrativo de Defesa Econômica (Administrative Council for Economic Defense).
Câmara de Arbitragem do Mercado	An arbitration chamber governed and maintained by B3.
Capital Expenditures or CAPEX	Capital expenditures based on the cost assumptions and financial methodology adopted in our Strategic Plan, which includes acquisition of PP&E and intangible assets, acquisition of equity interests, as well as other items that do not necessarily qualify as cash flows used in investing activities, comprising geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.
Carbon Intensity in E&P	E&P GHG Emissions Intensity. GHG emissions, in terms of CO₂e, from E&P activities in relation to the total oil and gas operated production (wellhead) registered in the same period. Scope 1 and 2 GHG emissions are considered. This indicator represents the rate of GHG emissions per barrel of oil equivalent produced. It covers oil and gas exploration and production activities under operational control and is used to analyze the carbon performance of the assets in our current and future portfolio.
Carbon Intensity in Refining	Refining GHG Emissions Intensity represents GHG emissions, in terms of CO₂e, from Refining activities in relation to Complexity Weighted Tone (CWT). This indicator covers refining activities with operational control and composes the analysis of the carbon performance of the assets in our current and future portfolio.
CBA	Acordo Coletivo de Trabalho (Collective Bargaining Agreement).
CCUS	Carbon Capture, Utilization and Storage.
Central Bank of Brazil	The Banco Central do Brasil.
Central Depositária	The Central Depositária de Ativos e de Registro de Operações do Mercado, which serves as the custodian of our common and preferred shares (including those represented by ADSs) on behalf of our shareholders.
CEO	Chief Executive Officer.

Annual Report and Form 20-F 2025 I 11

CFO	Chief Financial Officer.
CGU	Cash-generating unit represents the smaller identifiable group of assets that generate cash inflows, which are largely independent of the cash inflows of other assets or groups of assets.
CMN	The Conselho Monetário Nacional (National Monetary Council) is the highest authority of the Brazilian financial system, responsible for the formulation of the Brazilian currency, exchange and credit policy, and for the supervision of financial institutions.
CNODC	CNODC Brasil Petróleo e Gás Ltda., a subsidiary in Brazil of the China National Petroleum Corporation (CNPC).
CNOOC	China National Offshore Oil Corporation (CNOOC), or its subsidiary that operates in Brazil, CNOOC Petroleum Brasil Ltda.
CNPC	China National Petroleum Corporation (CNPC).
CNPE	The Conselho Nacional de Política Energética (National Energy Policy Council), chaired by the Minister of Mines and Energy, is an advisory body to the Brazilian President for the formulation of energy policies and guidelines.
CONAMA	Conselho Nacional do Meio Ambiente (National Council for the Environment in Brazil).
Condensate	Hydrocarbons that are in the gaseous phase at reservoir conditions but condense into liquid as they travel up the wellbore and reach separator conditions.
CVM	The Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission).
CWT	Complexity Weighted Tone, which represents a measure of activity, similar to UEDC (Utilized Equivalent Distillation Capacity), which considers the potential for GHG emissions, equivalent to distillation, per process unit, allowing better comparability between refineries of different complexities.
D&M	DeGolyer and MacNaughton, an independent petroleum engineer consulting firm that conducts reserves evaluation of part of our proved crude oil, condensate and natural gas reserves.
Deepwater	Between 300 and 1,500 meters (984 and 4,921 feet) deep.
Delayed Coking	A thermal cracking process used in petroleum refineries to convert heavy residual oils into lighter hydrocarbons and solid petroleum coke. In delayed coking, the feedstock is heated in a furnace and then transferred to large drums, where cracking continues over an extended period. This process produces valuable products such as naphtha, diesel, and gas oils, along with solid petroleum coke.

Annual Report and Form 20-F 2025 I 12

Depositary	JPMorgan.
Digital Twin	Digital representation of a physical asset, system or process. It uses real-time data, AI and simulations to mirror the physical counterpart's behavior and performance, allowing for monitoring, analysis and optimization. This technology is widely used in various industries to improve efficiency, predict maintenance needs and enhance decision-making.
Distillation	Physical process involving vaporization and condensation, whereby petroleum is separated (refined) into oil products.
E&P or Exploration & Production	Exploration & Production is our business segment that covers the activities of exploration, development and production of crude oil, NGL and natural gas in Brazil and abroad.
EPC	Engineering, Procurement and Construction, a form of contracting arrangement common within the offshore industry.
ESG	Environmental, Social and Governance.
ESI	Energy Sustainability Index recognizes the impact of these low carbon energy sources, at a regional or country-level, without losing sight of the consumption-side efficiency of refinery process units which refiners understand is key for long term carbon reduction worldwide.
EWT	Extended well test.
Exchange Act	Securities Exchange Act of 1934, as amended.
Fitch	Fitch Ratings Inc., a credit rating agency.
FPSO	Floating production, storage and offloading unit.
FUNAI	National Foundation for Indigenous Peoples (Fundação Nacional dos Povos Indígenas), a Brazilian agency that promotes indigenous policies and the rights of indigenous people.
G&LCE or Gas & Low Carbon Energies	Gas & Low Carbon Energies is our business segment that covers the activities of trading natural gas, electricity and LNG, the generation of electricity by means of thermoelectric power plants, as well as natural gas processing. It also includes renewable energy businesses, low carbon services (carbon capture, utilization and storage) and the production and sale of biodiesel and its co-products.
GASBOL	The Bolivia-Brazil gas pipeline which includes 557 km gas pipeline system in the Bolivian section and the 2,593 km gas pipeline system in the Brazilian section.

Annual Report and Form 20-F 2025 I 13

Gaspetro	Petrobras Gás S.A., or Gaspetro, was our subsidiary from which we divested in July 2022. We previously held a 51% equity interest, while Mitsui held the remaining 49%. Gaspetro was a holding company with equity interests in 18 Brazilian local gas distribution companies.
GHG	Greenhouse gas.
Gross revenues	Gross revenues represent Sales revenues plus sales taxes, which mainly includes the following taxes imposed in Brazil: Contribution for Intervention in the Economic Domain (CIDE), social contributions PIS and COFINS, and tax over services and goods (ICMS).
GSA	Long-term Gas Supply Agreement entered into with the Bolivian state-owned company Yacimientos Petroliferos Fiscales Bolivianos.
GTB or Gas Transboliviano S.A.	Gas Transboliviano S.A. is a company operating in the natural gas transportation industry, in which we have a 11% equity interest, responsible for the administration and operation of the 557 km gas pipeline system in GASBOL’s Bolivian section, with an installed capacity of 30 million m³/d. GTB is connected to TBG on the Bolivia-Brazil border in the state of Mato Grosso do Sul.
Hydrotreating	Process widely used in the oil refining industry to remove heteroatoms such as sulfur and nitrogen from gasoline, kerosene and/or diesel in the presence of specific catalysts, hydrogen and adequate conditions of temperature and pressure. The aim is to adjust composition to comply with fuel specifications.
HSE	Health, Safety and Environment.
IAGEE	Índice de Atendimento às Metas de Gases do Efeito Estufa (Greenhouse Gas Emissions Target Achievement Indicator). The indicator of compliance with the Greenhouse Gas Emissions Targets.
IASB	International Accounting Standards Board.
IBAMA	The Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (Brazilian Institute of the Environment and Renewable Natural Resources).
Ibovespa or IBOV	The gross total return index weighted by free float market cap and comprised of the most liquid stocks traded on the B3. It was created in 1968.
ICMBio	The Instituto Chico Mendes de Conservação da Biodiversidade (Chico Mendes Institute for Biodiversity Conservation).
ICMS	Brazilian tax over services and goods.
IFRS Accounting Standards	IFRS Accounting Standards as issued by the International Accounting Standards Board.

Annual Report and Form 20-F 2025 I 14

IOF	Imposto sobre Operações Financeiras (Brazilian taxes over financial transactions).
IPCA	The Índice Nacional de Preços ao Consumidor Amplo (National Consumer Price Index).
IPHAN	The Instituto do Patrimônio Histórico e Artístico Nacional (National Institute of Historic and Artistic Heritage).
IPIECA	Global not-for-profit oil and gas industry association for environmental and social performance.
ISACA	Information Systems Audit and Control Association.
ISC	Information Security Committee.
JPMorgan	JPMorgan Chase Bank, N.A.
Just energy transition	A just energy transition is an energy transition committed to promoting equity and social participation, minimizing negative impacts on communities, workers, companies and social segments vulnerable to transformations in the energy system and maximizing opportunities for socioeconomic development, increasing the competitiveness of the productive sector and combating inequality and poverty, at international, regional and local levels.
KPI	Key Performance Indicators.
Legal Investigation	Operação Lava Jato (Lava Jato Operation), as detailed in “Legal and Tax – Legal Proceedings – Legal Investigation” in this annual report.
LIBOR	The London Interbank Offered Rate was a benchmark interest rate at which major global banks lend to one another in the international interbank market for short-term loans until June 30, 2023.
Lifting Cost	An indicator that represents the unit lifting cost of an equivalent barrel, considering the relationship between costs and production. It includes expenses for the execution and maintenance of production processes. Costs related to the chartering of third-party platforms, production taxes, depreciation, depletion, and amortization are not considered in this indicator.
LNG	Liquefied natural gas.
LPG	Liquefied petroleum gas, which is a mixture of hydrocarbons with up to four carbon atoms.
Local Content	Local content is a Brazilian law that defines the participation of Brazilian industry in the supply of goods and services used in Oil and Gas projects.

Annual Report and Form 20-F 2025 I 15

LUBNOR	Lubricants and Derivatives Refinery of the Northeast.
MGI	The Ministério da Gestão e da Inovação em Serviços Públicos (Ministry of Management and Innovation in Public Services) of Brazil.
MME	The Ministério de Minas e Energia (Ministry of Mines and Energy) of Brazil.
Moody’s	Moody’s Investors Service, Inc., a credit rating agency.
MTF	Euro Multilateral trading Facility.
Natural Gasoline (C5+)	Natural Gasoline C5+ is a NGL produced at natural gas processing plants with a vapor pressure intermediate between Condensate and LPG, which may compose a gasoline blend.
Nelson Complexity Index or NCI	The Nelson Complexity Index or NCI is a measure of the sophistication of an oil refinery, where more complex refineries are able to process heavier oils and produce lighter and more valuable products from a barrel of oil. The NCI is measured on a scale of one to 20, where higher numbers correspond to more complex and expensive refineries.
New frontier areas	Geographic areas that have not yet been widely explored for the production of oil and natural gas.
NGL	Natural Gas Liquids (NGL), the liquid resulting from the processing of natural gas and containing the heavier gaseous hydrocarbons.
NTS	Nova Transportadora do Sudeste S.A.
Novonor	Novonor S.A. is a Brazilian multinational conglomerate operating in engineering, construction, and infrastructure projects. Formerly known as Odebrecht S.A., the company adopted the name Novonor S.A. as part of a corporate rebranding and restructuring process.
NYSE	The New York Stock Exchange.
NYSE Arca Oil Index or Arca Oil (formerly AMEX Oil Index)	The NYSE Arca Oil Index, formerly the AMEX Oil Index, ticker symbol XOI, is a price-weighted index of the leading companies involved in petroleum exploration, production and development. It measures the oil industry’s performance through changes in the sum of the prices of component stocks. The index was developed with a base level of 125 as of August 27, 1984.
OCF	Operating Cash Flow (net cash provided by operating activities).
OECD	Organization for Economic Cooperation and Development.

Annual Report and Form 20-F 2025 I 16

Oil	Crude oil, including NGLs and Condensates.
Oil Products	Petroleum products, produced through processing in refineries (diesel, gasoline, LPG and other products).
ONS	The Operador Nacional do Sistema Elétrico (National Electric System Operator) of Brazil.
OPEC+	Organization of the Petroleum Exporting Countries ("OPEC") together with certain non-OPEC oil-producing countries that coordinate on oil production policy and output levels.
Operated Production	Production of a gas or oil field, including Petrobras’ and partners’ respective shares.
Operating Income	Equivalent to the caption income before net finance income (expense), results of equity-accounted investments and income taxes derived in our audited consolidated financial statements.
Organic Reserves Replacement Ratio or Organic RRR	Measures the amount of Proved Reserves added to a company’s reserve base during the year, excluding disposals and acquisitions of Proved Reserves, relative to the amount of oil and gas produced, net of injected gas.
OSRL	Oil Spill Response Limited.
Partially state-owned Company	Means a mixed joint stock corporation (public and private shareholders).
PDV	Programa de Desligamento Voluntário (Voluntary Severance Program).
Petrochemicals	Chemicals mainly obtained from oil and natural gas (as opposed to fuels) such as ethane, ethylene, propane, propylene, benzene, xylenes, polypropylene, polyethylene and others. Renewable resources can also be used as raw materials.
Petros	Fundação Petros de Seguridade Social, Petrobras’ employee pension fund.
PGF	Petrobras Global Finance B.V.
PifCo	Petrobras International Finance Company S.A.
PLR	The Participação nos Lucros e Resultados - PLR (Profit Sharing Program) is a remuneration model based on the division of profits with our employees. Our PLR is governed by Brazilian Law 10,101/2000 and follows the guidelines of the SEST. These annual guidelines define various aspects of this type of reward, such as format, flow, governance, financial and remuneration limits.

Annual Report and Form 20-F 2025 I 17

PPP	The Prêmio por Performance - PPP (Performance Award Program) is part of our Variable Remuneration Program, exclusive to members of the Executive Board (Officers) [5].
PRD	The Prêmio por Desempenho – PRD (Accomplishment Award) is part of our Variable Remuneration Program
PLSV	Pipe laying support vessel.
Post-salt	A geological formation containing oil or natural gas deposits located above a salt layer.
PP&E	Property, plant and equipment.
PPSA	Pré-Sal Petróleo S.A.
Pre-salt Polygon	Underground region formed by a vertical prism of undetermined depth, with a polygonal surface defined by the geographic coordinates of its vertices established by Law NO.12,351/2010, as well as other regions that may be delimited by the Brazilian federal government, according to the evolution of geological knowledge.
Pre-salt	A geological formation containing oil or natural gas deposits located beneath a salt layer.
Proved Developed Reserves	Proved reserves that can be expected to be recovered through: (i) existing wells with existing equipment and operating methods or for which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) installed extraction equipment and infrastructure operational at the time of the reserve estimate if the extraction is by means not involving a well.
Proved Reserves	Consistent with the definitions of Rule 4-10(a) of Regulation S-X, proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price is the unweighted arithmetic average of the first-day-of-the-month price during the twelve- month period prior to December 31, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The project to extract the hydrocarbons must have commenced or we must be reasonably certain that we will commence the project within a reasonable time. Reserves that can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir or an analogous reservoir, provides support for the engineering analysis on which the project or program was based.

Annual Report and Form 20-F 2025 I 18

Proved Undeveloped Reserves	Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required. Reserves on undrilled acreage are limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. Undrilled locations are classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. Proved undeveloped reserves do not include reserves attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology establishing reasonable certainty.
Production Sharing Contract or PSC	Production Sharing Contract regulates the rights and obligations under the exploration and production regime for oil, natural gas, and other fluid hydrocarbons, where the contractor undertakes exploration, appraisal, development, and production activities at its own risk and expense. In the event of a commercial discovery, the contractor is entitled to recover cost oil, the production volume corresponding to royalties due, and a share of profit oil, as per the proportions, conditions, and terms established in the contract, in accordance with Law No.12.351/2010.
REDUC	Refinery Duque de Caxias Refinery.
REFAP	Refinery Alberto Pasqualini.
REGAP	Refinery Gabriel Passos.
REMAN	Refinery Isaac Sabbá.
REPAR	Refinery Presidente Getúlio Vargas.
REVAP	Refinery Henrique Lage.
RD&I	Research, Development and Innovation.
RLAM	Refinery Landulpho Alves.
RNEST	Refinery Abreu e Lima.
RPBC	Refinery Presidente Bernardes Cubatão SP.
Reserves Replacement Ratio or RRR	Measures the amount of Proved Reserves added to a company’s reserve base during the year relative to the amount of oil and gas produced, net of injected gas.
Reserves to production ratio or R/P	Calculated as the amount of Proved Reserves of the year relative to the amount of oil and gas produced (net of injected gas) during the year, indicating the number of years reserves would last if production remains constant.

Annual Report and Form 20-F 2025 I 19

RT&M or Refining, Transportation & Marketing	Refining, Transportation & Marketing is our business segment that covers the activities of refining, logistics, transport, acquisition and exports of crude oil, as well as trading of oil products, in Brazil and abroad. This segment also includes the petrochemical operations (which includes holding interests in petrochemical companies in Brazil), and fertilizer production and trading.
S&P	Standard & Poor’s Financial Services LLC, a credit rating agency.
SCC-CO2 production losses	Measures the absolute production loss resulting from stress corrosion cracking, induced by CO2 in production pipelines.
SEC	The United States Securities and Exchange Commission.
SELIC	The Central Bank of Brazil base interest rate.
SEST	The Secretaria de Coordenação e Governança das Empresas Estatais (Secretary of Coordination and Governance of State-Owned Companies).
Sete Brasil	Sete Brasil Participações, S.A.
Shell	Shell Plc, or its subsidiary that operate in Brazil, Shell Brasil Petróleo Ltda.
SIX	Shale Industrialization Unit.
SOFR	The Secured Overnight Financing Rate is a benchmark interest rate based on transactions in the Treasury repurchase marketing, for dollar-denominated derivatives and loans that replaced the LIBOR.
SPE	Society of Petroleum Engineers.
Strategic Plan or SP 2050	Strategic Plan 2050.
TAG	Transportadora Associada de Gás S.A.
TBG	Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. is a company operating in the natural gas transportation industry, in which we have a 51% equity interest, owner of 2,593 km gas pipeline system in GASBOL’s Brazilian section, located mainly in the South and Southeast regions of Brazil, with installed capacity of 30 million m³/d. TBG is connected to GTB, which is responsible for the GASBOL’s Bolivian sectioned of the gas pipeline, which permits access to Bolivian natural gas and more recently to Argentine natural gas through Bolivia, and is connected to Nova Transportadora do Sudeste S.A.’s (NTS’s) gas pipeline, which permits access to Brazilian natural gas, and is connected to TSB in the state of Rio Grande do Sul.

Annual Report and Form 20-F 2025 I 20

TCU	The Tribunal de Contas da União (Federal Auditor’s Office) is a constitutionally established body linked to the Brazilian Congress, responsible for assisting it in matters related to the supervision of the Brazilian federal government and its resources with respect to accounting, finance, budget, operational and public property (patrimônio público) matters.
TJLP	The Taxa de Juros de Longo Prazo (Brazil’s long-term interest rate) is set quarterly by the CMN (as defined above). The rate is one of the benchmark rates used by BNDES in its loans to companies.
TSB	Transportadora Sulbrasileira de Gás S.A. is a company operating in the natural gas transport industry, in which we have a 25% equity interest, with ownership of two separate gas pipeline systems with 25 km each, located in the state of Rio Grande do Sul (RS), and connected to TBG in the city of Canoas/RS.
ToR Surplus	Volume that exceeds what has been contracted under the Transfer of Rights agreement in specified Pre-salt areas.
TotalEnergies	TotalEnergies SE, or its subsidiary that operates in Brazil, Total E&P do Brasil Ltda.
Transfer of Rights Agreement or ToR	An agreement under which the Brazilian federal government assigned to us the right to explore and produce up to five billion barrels of oil equivalent (bnboe) in specified Pre-salt areas in Brazil.
Transpetro	Petrobras Transporte S.A.
TRIR	Total recordable injury per million man-hour frequency rate. Number of fatal accidents, lost-time injuries, injuries involving substitute work and medical treatment injuries per million hours worked. It is a performance indicator used by the industry to measure occupational safety performance. This indicator is analyzed at all management levels, including the board of directors.
Ultra-deepwaters	Over 1,500 meters (4,921 feet) deep.
UPGN	Unidade de Processamento de Gás Natural (Natural-gas processing Units). A natural gas processing plant is a facility designed to process raw natural gas from the offshore production fields by separating impurities and various non-methane hydrocarbons and fluids through different technologies to produce specified natural gas for final consumption. Through the process, a gas processing plant can also recover natural gas liquids (condensate, natural gasoline and liquefied petroleum gas) with higher added value.
Urucu Complex	The Urucu Complex consists of five concessions: Rio Urucu, East Urucu, Southwest Urucu, Araracanga, and Arara Azul. Located within the geological context of the Solimões Basin, production began in 1988. There are also four UPGNs at the Urucu Complex.
UTE	Usina Termoelétrica (Thermal Power Plant). A thermoelectric plant is a power generation plant in which heat energy is converted to electrical energy.

Annual Report and Form 20-F 2025 I 21

UTGCA	Monteiro Lobato Gas Treatment Unit
UTGCAB	Cabiúnas Gas Treatment Unit
Total Utilization Rate	Includes the entire load in the distillation units, consisting of oil, C5 + and reprocessing (of oil and other products) as a percentage of their maximum capacity.
VAZO Indicator	Oil and Oil Products Spilled Volume indicator. The total volume of oil or oil products spilled in events of leakages individually greater than 1 bbl (0.159 m³) that reached water bodies or soil that wasn’t made impermeable. This volumetric criterion (>1 barrel) is aligned with the ANP Manual for reporting incidents for E&P activities. Sabotage and theft-related spills are not considered.
Wildcat Well	An exploration well that is drilled in areas with no oil and gas production history. Wildcat wells face a substantia risk of being dry holes.
Working Interest (WI)	The undivided interest of each of the contracts governing the shared reservoir (and, when applicable, of the non-contracted area) in the exploration and production rights over the shared reservoir.
YPF	YPF Sociedad Anónima or YPF S.A.
YPFB	Yacimientos Petroliferos Fiscales Bolivianos.

Annual Report and Form 20-F 2025 I 22

Annual Report and Form 20-F 2025 I 23

About us

We are a Brazilian partially state-owned company and one of the world’s largest oil and gas producers, according to Bloomberg. Our activities primarily include exploration and production, refining, energy generation and trading. We have extensive experience in offshore oil exploration and production, developed over more than five decades of operations in deepwater and ultra-deepwater environments across Brazil’s major basins, which are internationally recognized for technological advancements in this segment.

We are committed to being the best energy company in terms of diversification, integration and value generation, reconciling the focus on oil and gas with low carbon businesses. Accordingly, we are adopting different strategies for the specific segments in which we operate, investing in the decarbonization of our operations, in the generation of renewable energy, and in sustainable fuels. We are also expanding our research in low carbon technologies.

We seek to build a more sustainable world, with the principles of safety, respect for the environment, and full attention to people’s needs, such as: policies and implementation actions to promote diversity, equity and inclusion, in the countries we operate, as well as the health, well-being and physical and psychological safety of employees.

We are one of the largest companies in market capitalization in Latin America according to Bloomberg, with a market capitalization of US$ 74.8 billion as of December 31, 2025. We have over 50 thousand employees (including subsidiaries in Brazil and abroad).

Datasheet

Name of the company: Petróleo Brasileiro S.A. – Petrobras

Date of Incorporation: 1953

Country of Incorporation: Brazil

Registration number at the CVM: 951-2

Central Index Key (CIK) at the SEC: 0001119639

Address of principal executive office: Avenida Henrique Valadares, 28, 20231-030, Rio de Janeiro, RJ, Brazil

Telephone number: +55 (21) 3224 2401

Corporate and investor relations websites: www.petrobras.com and www.petrobras.com.br/ir.

Corporate purpose established in our Bylaws: research, extraction, refining, processing, trading and the transport of oil, its by-products, natural gas and other fluid hydrocarbons from wells, shale and other rocks, in addition to energy-related activities, and the research, development, production, transport, distribution, sale and trading of all forms of energy, including activities related to the movement and storage of carbon dioxide, energy transition, and the low-carbon economy and other related activities or similar purposes.

Annual Report and Form 20-F 2025 I 24

Overview

We hold significant Proved Reserves and we operate and produce most of Brazil’s oil and gas. The most significant part of our Proved Reserves is located in the adjacent offshore Santos and Campos basins in southeast Brazil. Their proximity allows us to optimize our infrastructure and our costs of exploration, development and production. The Santos and Campos basins are expected to remain an important sources of Proved Reserves and oil and gas production.

Our business, however, goes beyond oil and gas exploration and production. It entails a long process through which we get the oil and gas to our refineries and gas treatment units, which are themselves in constant evolution to supply the best products.

We operate the majority of the refining capacity in Brazil. Our refining capacity is distributed throughout the southeast, south and northeast regions of Brazil, reaching the largest market share in these and other regions of the country through direct deliveries, pipelines and also cabotage. We mostly meet our demand for oil products by domestic refining of crude oil, as defined in a periodic process of integrated operational planning which constantly seeks to maximize value for the company. We are also involved in the production of petrochemicals and biofuels through interests in some companies. Additionally, our Business Plan 2026-30 has defined our return to fertilizer production through the restart of operations at its plants in the States of Sergipe, Bahia, and Paraná. The objective is to expand the supply to the domestic market, which is currently almost entirely dependent on imports. We distribute oil products through wholesalers, retailers and direct sales.

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

Annual Report and Form 20-F 2025 I 25

We currently divide our business into three main segments:

▪	Exploration & Production (E&P): this segment covers the activities of exploration, development and production of crude oil, NGL and natural gas in Brazil and abroad, for the primary purpose of supplying our domestic refineries. This segment also operates through partnerships with other companies, including holding interests in non-Brazilian companies in this segment.
▪	Refining, Transportation & Marketing (RT&M): this segment covers the activities of refining, logistics, transport, acquisition and exports of crude oil, as well as trading of oil products in Brazil and abroad. This segment also includes petrochemical operations (which involves holding interests in petrochemical companies in Brazil), and fertilizer production and trading.
▪	Gas & Low Carbon Energies (G&LCE): this segment covers the activities of trading natural gas, electricity and LNG, the generation of electricity by means of thermoelectric power plants, as well as natural gas processing. It also includes renewable energy businesses, low carbon services (carbon capture, utilization and storage) and the production and sale of biodiesel and its co-products.

Activities that are not attributed to business segments are classified as “Corporate and Other Businesses”, including general corporate matters, in addition to distribution businesses. Corporate items mainly include those related to corporate financial management, overhead central administration, and other expenses, including actuarial costs associated with pension and health plans for beneficiaries. The other businesses cover the distribution of oil products throughout South America.

For further information regarding our business segments, see Note 13 to our audited consolidated financial statements, as well as “Operating and Financial Review and Prospects” in this annual report.

In 2025, we had activities, as described below, in eight countries besides Brazil (i.e., Argentina, Bolivia, Colombia, the U.S., the Netherlands, São Tomé and Príncipe, Singapore and South Africa).

In Latin America, our operations include upstream, marketing and retail services. In North America, we produce oil and gas through an interest in a joint venture. We have subsidiaries that support our trading and financial activities in Rotterdam, Houston, Buenos Aires and Singapore. These companies act as complete and active trading desks for markets worldwide and are responsible for market intelligence and trading of oil, oil products, natural gas, biofuels, commodity derivatives and shipping. In Africa, we have exploratory operations in São Tomé and Príncipe and South Africa. In 2025, we submitted a declaration of interest for exploratory blocks on the offshore areas of the Côte d'Ivoire. In 2026 we acquired a stake in an exploration block in Namibia. The completion of the transaction is subject to the fulfillment of conditions precedent, including applicable governmental and regulatory approvals, notably from the Namibian Ministry.

We operate through 14 direct subsidiaries (12 incorporated under the laws of Brazil and two incorporated abroad) and one direct joint operation as listed below. We also have indirect subsidiaries, including Petrobras Global Trading B.V., Petrobras Global Finance B.V., Petrobras America Inc. and Petrobras Netherlands B.V.

Annual Report and Form 20-F 2025 I 26

Companies	Location	Our shareholding	Other shareholders
Petrobras Transporte S.A. – Transpetro	Brazil	100.00%	—
Petrobras Biocombustível S.A.	Brazil	100.00%	—
Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. – TBG	Brazil	51.00%	BBPP Holdings Ltda. (29%) YPFB Transporte S.A. (19.88%) Corumba Holding S.À.R.L. (0.12%)
Procurement Negócios Eletrônicos S.A.	Brazil	72.00%	SAP Brasil Ltda. (17%) Accenture do Brasil S.A. (11%)
Araucária Nitrogenados S.A.	Brazil	100.00%	—
Termomacaé S.A.	Brazil	100.00%	—
Termobahia S.A.	Brazil	98.85%	Petros (1.15%)
Baixada Santista Energia S.A.	Brazil	100.00%	—
Fundo de Investimento Imobiliário RB Logística – FII	Brazil	99.15%	Pentágono SA DTVM (0.85%)
Petrobras Comercializadora de Gás e Energia e Participações S.A. – PBEN-P	Brazil	100.00%	—
Fábrica Carioca de Catalisadores S.A. – FCC(1)	Brazil	50.00%	Ketjen Brazil Holding Ltda. (50%)(2)
Petrobras International Braspetro – PIB BV	Abroad	100.00%	—
Braspetro Oil Services Company – Brasoil	Abroad	100.00%	—
Associação Petrobras de Saúde - APS(3)	Brazil	93.01%	Transpetro (6.42%) TBG (0.38%) PBIO (0.14%) Termobahia (0.05%)
(1)	Joint operations.
(2)	Former Albemarie Brazil Holding Ltda
(3)	A non-profit association that operates our supplementary health care plan (AMS - Saúde Petrobras) since 2021. The percentage variation of each company is due to changes in the beneficiary base (retirees, pensioners, dependents and active employees), including additions and dismissals, over the period analyzed.

For an extended list of our subsidiaries and joint operations, including each of their full names, jurisdictions of incorporation and our percentage of equity interest, see Exhibit 8.1 to this annual report and Note 28 to our Financial Statements. Additionally, we participate in consortia that engage in the exploration of blocks and the production of oil fields in Brazil – see “Our Business — Exploration & Production — Overview” in this annual report for more details.

Annual Report and Form 20-F 2025 I 27

2025 Highlights

CONSOLIDATED CORPORATE INDICATORS

SALES REVENUES
(US$ million)

102,409
91,416
89,195
2023
2024
2025

OPERATING INCOME[1]
(US$ million)

38,033
26,876
26,113
2023
2024
2025

GROSS DEBT
(US$ million)

62,600
60,311
69,793
2023
2024
2025

CAPITAL EXPENDITURES[2]
(US$ million)

12,673
16,621
20,319
2023
2024
2025

DIVIDEND PAID PER SHARE[3]
(US$)

1.46
1.46
1.01
1.01
0.58
0.58
2023
2024
2025
PETR3
PETR4

TOTAL RECORDABLE INJURY RATE - TRIR

0.80
0.67
0.71
2023
2024
2025

SPILLED VOLUME[4]
(m^3)

17
17
3
2023
2024
2025

GHG EMISSION
(million tons of CO_2e)

46
47
50
2023
2024
2025

[2] Total capital expenditures per year include payments of signature bonuses as follows: US$ 141 million in 2023 related to the Sudoeste de Sagitário, Água Marinha and Norte de Brava Fields; US$ 23 million in 2024 related to 26 concession contracts in the Pelotas Basin; and US$26 million in 2025 related to 10 blocks (in partnership with ExxonMobil) in the Foz do Amazonas Basin and 3 blocks (in partnership with Petrogal) in the Pelotas Basin.

[3] Dividends declared in reais and converted into US dollars considering the exchange rate prevailing at the date of the Board of Directors' approval for anticipations and the year-end rate for the annual complementary dividends. ADS holders will receive these distributions in proportion to the number of underlying common or preferred shares that such ADSs represent.

[4] VAZO indicator. The volume of significant spills in 2024 was revised in 2025 from 14.4 m^3 to 17.1 m^3 following an update to the estimated volume of the spill associated with an incident in the Santos Basin, based on the conclusions of the accident investigation. No impact on environmentally sensitive areas was identified.

Annual Report and Form 20-F 2025 I 28

OPERATIONAL INDICATORS BY BUSINESS SEGMENT

PROVED RESERVES
million boe
10,921
11,386
12,112
2023
2024
2025

REFINING COST
US$/bbl
2.38
2.65
2.97
2023
2024
2025

POWER GENERATION
average MW
612
751
818
2023
2024
2025

OIL AND NATURAL GAS PRODUCTION
million boe
2.78
2.70
2.99
2023
2024
2025

UTILIZATION OF REFINING CAPACITY
%
92
93
91
2023
2024
2025

BRAZILIAN SALES AND OIL PRODUCTS PRODUCTION
Mbbl/d
1,772
1,783
1,732
1,744
1,719
1,747
2023
2024
2025
Sales
Production

LIFTING COST-BRAZIL
US$/boe
5.6
6.1
6.4
2023
2024
2025

CARBON INTENSITY E&P
Kg CO2e/boe
14.2
14.8
14.7
2023
2024
2025

CARBON INTENSITY REFINING
Kg CO2e/CWT
36.8
36.2
36.7
2023
2024
2025

Annual Report and Form 20-F 2025 I 29

Annual Report and Form 20-F 2025 I 30

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

Our operations are highly dependent on information technology and telecommunications systems and services, as well as the degree of technological protection and the strength of the associated internal controls. Interruptions or malfunctions at these systems and/or their infrastructure, caused by obsolescence, technical failures, deliberate acts, or even arising from geopolitical factors or derived from third-party systems, digital infrastructure and the cloud may harm or even paralyze our business and adversely impact our operations and reputation. These situations may also lead to unforeseen costs for the recovery of information and assets, in addition to the imposition of fines or legal sanctions.

Annual Report and Form 20-F 2025 I 31

Failures in information security (including industrial and automation systems), external, whether intentional or not (e.g., malware, hackers, cyberterrorism) or internal (e.g., neglect or misuse of digital assets or corporate information by employees or contractors), may also impact our business and reputation, our relationship with stakeholders and external agents (government, regulatory bodies, partners, suppliers, among others), our strategic positioning towards our competitors and our operational and financial results. Additionally, the use of artificial intelligence (AI) in cyberattacks or in decision-making systems and processes may amplify existing risks and create new threats that may impact our businesses.

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

In addition, competition in the oil and gas sector in Brazil and difficulties in obtaining environmental licensing in new frontier areas, both in Brazil or abroad, may make it more difficult or costly to (i) obtain additional acreage in bidding rounds for new contracts, and (ii) develop existing contracted areas.

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

Annual Report and Form 20-F 2025 I 32

1.d) The selection and development of our investment projects have risks that may affect our expected results.

Our investment project evaluation involves risks from long development periods, including market condition changes (input/product prices, regulatory requirements, consumer preferences, exchange/interest rates, financing conditions) and evolving project approval criteria focused on decarbonization operations, which may affect expected returns.

The implementation of projects in new exploration frontiers may face risks arising from logistical complexity and insufficient infrastructure, potentially resulting in increased costs. Despite our experience in deepwater and ultra-deepwater oil exploration and production and the continuous development of studies during the planning stages, the quantity and quality of oil and gas produced in a certain field will only be fully known in the production phase, which may require adjustments throughout the project life cycle and its expected rate of return.

Project execution faces delay risks, affecting upstream/downstream coordination, supply chain disruptions from international conflicts or critical asset unavailability (drilling rigs, vessels, gas/LNG chains). Additionally, our failure to meet obligations established by the regulatory agencies may generate fines and liabilities.

Our exploration and production and refining operations may encounter new technical challenges as we approach technological frontiers.

Our Strategic Plan and Business Plan include climate change initiatives addressing physical risks (extreme weather) and energy transition risks (regulatory/market changes), potentially requiring increased climate-related investments that may significantly impact our plans. See “Risks — Risk Factor 11.a) Climate change could impact our results and strategy” in this annual report.

1.e) We may incur losses and spend time and financial resources defending pending litigations and arbitrations.

We are currently party to several administrative, legal and arbitration proceedings related to civil, administrative, tax, labor, environmental, competition and corporate claims filed against us. These claims involve substantial amounts of money and other resources, and the total cost of unfavorable decisions can have a material adverse effect on our results and financial condition.

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

Our liabilities are relevant and could potentially weaken our liquidity in adverse times. Considering that there may be liquidity constraints on the debt market to finance our planned investments, pay principal and interest obligations in contracted terms, and honor our financial commitments, any difficulty in raising significant amounts of debt capital in the future may affect our results and the ability to fulfill our Business Plan or any subsequent plan adopted.

Annual Report and Form 20-F 2025 I 33

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

Additionally, Complementary Law No. 214/2025, which addresses key aspects of Brazil’s tax reform, established the Goods and Services Tax, the Social Contribution on Goods and Services, and the Selective Tax all of which may materially affect the tax environment applicable to us and our subsidiaries. The transition to the new system begins in 2026, which will be a testing period with no increase in the tax burden, and full implementation will occur by 2033. In this context, several regulatory aspects are yet to be defined, which may require complex adaptations in systems and processes, as well as result in divergent interpretations between tax authorities and taxpayers.

Any of these occurrences may have a material adverse effect on our financial condition and results.

For more information, please see “Legal and Tax - Tax Reform and its Impact on Petrobras” in this annual report.

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

Annual Report and Form 20-F 2025 I 34

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

Decommissioning projects have become increasingly relevant to our portfolio as concession contracts expire or production systems become economically unviable. The publication of ANP Resolution No. 817/2020, which establishes rules for decommissioning production systems, defines the scope and requirements for decommissioning projects. Nevertheless, we may face additional regulatory demands, as the industry develops experience in this area and appliable legislation continues to evolve. In certain circumstances, we may be required by the ANP to undertake decommissioning activities for certain wells, specifically in cases involving final regulatory determinations or demonstrated environmental risk or damage.

The cessation of operations and subsequent decommissioning may affect the environment and surrounding communities due to the removal and recycling of structures, altering our relationship with the stakeholders.

Although our decommissioning programs have been developed in compliance with applicable law, they may face increased scrutiny from stakeholders regarding environmental, social and governance practices, and may fail to meet shareholders demands or expectations. As a result, the resource requirements for these projects may increase, as well as the total project and operational costs. In addition, our image and reputation may be adversely affected.

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

Regarding health benefits, projected cash flows may also be impacted by the following factors:

▪	higher increase in medical costs than expected;
▪	additional claims arising from benefits extension; and

Annual Report and Form 20-F 2025 I 35

▪	difficulty in adjusting the contributions of participants to reflect increases in health costs.

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

Labor unrest, including strikes and work stoppages, may arise from disagreements regarding corporate strategy, workforce management and compensation, benefit plans and related regulations, pension funding requirements, and changes in applicable labor laws and regulations, among other matters.

Labor unrest at our facilities or affecting our major suppliers and contractors, or broader industrial actions that impact sectors critical to our business, may disrupt operations, delay projects and impair supply chains, which could adversely affect our results and financial condition.

1.m) Our business may be materially and adversely affected by the emergence of epidemics or pandemics.

Epidemics and pandemics caused by infectious agents, can impact the health of our workforce, our partners and suppliers, as well as demand the redesign of routines, procedures and organization of work in general, and may consequently affect the continuity of various activities and our productivity. The operation of facilities such as platforms, refineries, terminals, among others may be impacted, as well as the full functioning of the supply chain. In addition, such public health events may affect oil prices and demand, which, consequently, may negatively impact our results and financial condition.

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

Annual Report and Form 20-F 2025 I 36

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

We may undertake investments (organically or via acquisitions or partnerships) in the energy transition segment that may negatively impact the risk profile and rate of return of our portfolio, due to the risks associated with these new project opportunities.

The success of investments related to the energy transition depends on the development of new processes, operational synergies, government regulations, recruitment and training, as new professional skills may be required. Although these projects currently represent a small share of our portfolio, the development of low-carbon products and services may have lower operating margins than traditional oil and gas operations and is subject to uncertainties that may have an adverse effect on our expected financial results.

The demand for fossil fuels is expected to decline as alternative technologies become increasingly viable and popular. Our ability to remain competitive while transitioning toward cleaner energy sources depends on factors such as regulatory developments and consumer preferences influenced by climate change and the energy transition toward cleaner energy sources. Uncertainties regarding the pace of this energy transition may affect product demand, leading to potential production and supply constraints.

The prioritization of businesses and projects to diversify the portfolio depends on the constant updating of methodologies and criteria. Inadequate methods may result in the selection of projects misaligned with strategic objectives, undermining the balance between traditional and low-carbon businesses and affecting the profitability and sustainability of the portfolio. Failures related to the diversification of our operations may negatively impact our revenues.

Annual Report and Form 20-F 2025 I 37

1.q) As a result of acquisitions, divestments and partnerships, we are exposed to risks that could lead to financial losses.

We face risks related to post-closing management and monitoring of contractual obligations and rights in connection with acquisitions, divestments and partnerships. Failure to comply with contractual obligations or to exercise contractual rights may result in financial losses and legal liabilities.

As determined by ANP, in case of the total or partial sale of our participation in E&P contracts, we remain jointly liable for abandonment costs after the new concessionaire’s production ends, should it default on this task. Such joint liability covers obligations arising prior to or after the transfer, provided that it arises from activities carried out on a date prior to the transfer. The same applies to environmental liabilities, regardless of the segment of which the divested asset is part. According to environmental legislation, liability for environmental damage is the responsibility of all those who directly or indirectly contributed to its realization, and the adjustments made between the buyer and seller parties do not release those parties of their liability. Additionally, reduced control in joint operations may expose us to environmental, reputational, and legal risks, including the risk of government sanctions, as well as to partners’ financial difficulties.

Asset divestments may negatively impact operational synergies and logistical integration, which may adversely affect our operational efficiency and financial results.

Partners in our joint ventures and partnerships may fail to meet their financial and operational obligations, or may exercise veto rights over key decisions, which may jeopardize project viability and adversely affect our results and financial condition.

We may be exposed to operational, legal and regulatory risks arising from partnership activities, including potential joint liability for litigation and government sanctions, which could have a material adverse effect on our operations, reputation, cash flow and financial condition.

Acquired assets or partnership investments may not perform as expected due to market volatility, regulatory changes, economic conditions, and integration challenges, which may adversely affect our expected returns and financial performance. Additionally, in the event of financial distress of our associated companies, restructuring those companies’ indebtedness may be necessary, which may expose us to significant risks and potential losses. Such uncertainty may result in financial and reputational impacts for us.

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

Annual Report and Form 20-F 2025 I 38

1.s) Investigations conducted by Brazilian or foreign authorities regarding the possibility of noncompliance with the U.S. Foreign Corrupt Practices Act or other related laws may adversely affect us.

Potential adverse developments related to past investigations conducted by Brazilian or foreign authorities, including claims asserted by investors in Brasil and abroad, as well as any additional claims related to the Legal Investigation may negatively impact us and could divert the efforts and attention of our management team from our ordinary business operations. In the case of any future investigation or proceeding carried by any authorities in Brazil or any other jurisdiction arising out of any possible noncompliance with the U.S. Foreign Corrupt Practices Act or other laws, we may be required to pay fines or other types of financial convictions, or to comply with court orders on future conduct or suffer other penalties, any of which may have a material adverse effect on us. The outcome of any such investigation or proceeding may negatively impact our image and reputation.

We are defendants in collective and arbitration proceedings in the Netherlands, Argentina and Brazil brought by investors (or entities purporting to represent investors) in connection with the Legal Investigation. The claims allege investment losses on our securities listed on the B3 and other markets outside the United States. Potential adverse outcomes could include damages awards or settlements and associated costs, which may adversely affect our results and financial condition.

If new information indicates that the estimate we made in 2014 for overpayments incorrectly capitalized was not accurate, we may be required to recognize additional write-offs of capitalized costs and, if necessary, restate prior-period audited consolidated financial statements, which could adversely affect our results and financial condition.

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

According to Brazilian Law No.13,709/2018 – Lei Geral de Proteção de Dados Pessoais (General Personal Data Protection Law - “LGPD”), we will be subject to penalties in cases of disclosure or misuse of personal data.

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

Annual Report and Form 20-F 2025 I 39

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

For additional information on our rules for appointment of Senior Management and conflicts of interest, see “Environment, Social and Governance —Corporate Governance”, “Compliance and Internal Controls – Compliance” and “Management and Employees – Management – Additional Information on our Board of Directors and Executive Officers” in this annual report.

2.b) Changes to the shareholder remuneration policy may affect both the payment of remuneration to shareholders and the amount allocated for that purpose.

Our ability to pay remuneration to shareholders may be affected by a variety of factors, including our financial performance, debt level, capital requirements, future prospects, and other business considerations. According to our shareholder remuneration policy, the distribution of dividends and interest on capital (juros sobre capital próprio - JCP) depends, among other factors, on our operating cash flow and investment level. If we decide on a business plan that requires a higher volume of investments, or amends our plan for that purpose, the amount allocated to remuneration to shareholders may be reduced. In addition, operating cash flow may be impacted by several factors, including oil prices and production, thus influencing distributions to shareholders.

Our shareholder remuneration policy may be amended by the Board of Directors at any time, potentially impacting parameters such as payment frequency, calculation formula, financial indicators considered for payment decisions, minimum payment (if any), among others. Payments to shareholders above the statutory and by-law minimum in prior periods are not a guarantee of future payments and do not serve as a reference level.

In addition, changes to the composition of our Board of Directors and our management may result in changes to our shareholder remuneration policy. There is a possibility that any such changes will be material and may result in the payment of lower amounts of shareholder remuneration or even no payment in the future.

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

Annual Report and Form 20-F 2025 I 40

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

We are susceptible to the risks of contracting, performance, product quality and capacity within our supply chain. If our suppliers and service providers delay or, fail to deliver the goods and services owed to us, or deliver them with defects, we may not meet our operational goals within the expected cost and/or timeframe. In this case, we may ultimately need to postpone one or more of our projects, which may have an adverse effect on our results and financial condition.

Our Business Plan foresees contracts for oil production units in the coming years. Due to new technological obstacles, FPSOs have increased in complexity, size and weight of its process plants and this will pose a challenge to the supplier market to fully respond to the demand in this timeframe.

Moreover, due to the large volume of resources to be contracted for our project portfolio, the supplier market may be unable to absorb the total demand by the scheduled dates, causing delays in the completion of projects, especially with respect to rigid pipeline installation contracts and EPC (Engineering Procurement and Construction) for downstream works.

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

Since many of our customers are Brazilian, our cash flow, results and financial conditions may be affected in the event of declining economic conditions in Brazil, resulting in decreased cash flows, combined with the difficulty of access to financing from our customers.

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

Annual Report and Form 20-F 2025 I 41

5.b) We may be required by courts to guarantee the supply of products or services to counterparties who are in default.

We may be required by the Brazilian courts to provide products and services to clients, whether public or private institutions, with the purpose of guaranteeing supplies to the domestic oil, natural gas, products and energy market. In this case, we may be required to provide products and services even in situations in which these clients and institutions are in default with contractual or legal obligations, where we have no legal and contractual obligations to provide such services or products or in unfavorable economic and commercial conditions. Although we typically appeal to these decisions, a requirement that we provide such supply in exceptional situations may adversely affect our economic and financial condition. For more information on legal proceedings in which we or our subsidiaries are parties, see item “Legal and Tax – Legal Proceedings” in this annual report.

6) Risks related to sectors of the economy in which we act

6.a) Our cash flow and profitability are exposed to the volatility of prices of oil, gas, LNG and oil products.

Most of our revenue derives from sales of crude oil, oil products and natural gas. International prices for these commodities are determined by factors beyond our control and are subject to structural volatility influenced by global supply and demand conditions and expectations. Substantial or extended declines in international oil prices may materially adversely affect our business, results, financial condition and the value of our Proved Reserves.

Since 2023, when we announced the approval of our commercial strategy for setting diesel and gasoline prices, we have the commercial strategy that uses market references such as: (a) the customer's alternative cost, as the value to be prioritized in pricing, and (b) the marginal value for us. The customer's alternative cost considers the main supply alternatives, whether suppliers of the same or substitute products, while the marginal value for us is based on the opportunity cost given the various alternatives for the company, among them, production, imports and exports of the product and/or the oils used in the refining process. The commercial strategy is premised on competitive prices per sales hub, places where the ownership of our products is transferred to third parties, in balance with the national and international markets, taking into account the best alternative accessible to customers.

In the past, our management has adjusted our pricing of oil, gas and oil products from time to time. In the future, there may be periods during which our product prices will not be in parity with international product prices. Actions and legislation imposed by the Brazilian federal government, as our controlling shareholder, could affect these pricing decisions. Representatives of the Brazilian federal government have at times expressed their views on the need for our prices to take into account domestic conditions. Our Executive Board and management team or Board of Directors may propose new changes to our commercial strategy. Such actions by our controlling shareholder may not be in line with the best interest of our minority shareholders and could result in material adverse effects on our financial condition and results of operation. See “Risks - Risk Factor 2.a) Our controlling shareholder may pursue certain objectives that may differ from those of certain minority shareholders, or that may affect our long-term strategy.”

Annual Report and Form 20-F 2025 I 42

On March 12, 2026, the Brazilian federal government enacted Provisional Measure No. 1,340/2026, which entered into force immediately upon publication. The measure introduced: (i) a temporary road diesel commercialization subsidy of R$0.32 per liter for road-use diesel, effective from March 12, 2026 through December 31, 2026 and capped at R$10 billion, which is conditioned on the sale of road diesel at or below an ANP-defined regionalized reference price and may be terminated prior to December 31, 2026 if the cap is reached; (ii) a 12% export tax on crude oil exports, the rate of which may be reduced; and (iii) a 50% export tax on diesel exports for the duration of the subsidy program. While the diesel subsidy program does not impact our ability to practice our commercial strategy, the export taxes could negatively affect our realized export prices and margins and may influence our refining and trading decisions. In addition, Provisional Measure No. 1,340/2026 expanded the administrative enforcement framework applicable to fuel pricing and supply conduct by introducing new penalties under Law No. 9,847/1999 for abusive price increases and unjustified refusals to supply fuels, biofuels and oil products. These measures reflect the Brazilian federal government’s ability to influence fuel pricing and market dynamics through regulatory, fiscal or policy actions. The provisional measure may be amended during the legislative process or replaced by permanent legislation, and additional measures affecting fuel pricing, export activities or taxation could be adopted in the future. Any such additional actions may influence our pricing strategy, our margins, alter our commercial and operational decisions, and have an adverse effect on our business, financial condition and results of operations.

In our Gas & Low Carbon Energies segment, we import gas from Bolivia and LNG worldwide in addition to our own production. Imported LNG costs are volatile and influenced by global supply and demand conditions and international geopolitics. Import volumes depend primarily on thermoelectric power generation levels, which relate to Brazilian hydrological conditions. Domestic sales price changes are influenced by contract terms and indexes, creating risk of discrepancy between sale prices and LNG costs.

We cannot guarantee our pricing methodology will not change in the future. Changes to our commercial strategy for fuel pricing could materially adversely impact our business, results, financial condition and securities value.

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

Our activities are strongly concentrated in Brazil. Economic policies adopted by the Brazilian federal government may have important effects on Brazilian companies, including us, and on market conditions and prices of Brazilian securities. Our financial conditions and results may be adversely affected by several factors, such as:

▪	exchange rate movements and volatility;
▪	inflation;

Annual Report and Form 20-F 2025 I 43

▪	financing of government fiscal deficits;
▪	price instability;
▪	interest rates;
▪	liquidity of domestic capital and lending market;
▪	tax policy;
▪	legal or regulatory policy for state owned companies and their subsidiaries;
▪	wages and labor costs;
▪	regulatory policy for the oil and gas industry;
▪	policies and regulatory requirements associated with climate change mitigation and the transition to a low-carbon economy;
▪	political instability resulting from allegations of corruption involving political parties, elected officials or other public officials; and
▪	political, diplomatic, social and economic developments affecting Brazil.

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

Geopolitical risk factors have become more prominent globally. Military conflicts and resulting economic sanctions could negatively affect the global economy, including Brazil, and impact crude oil flows and related markets.

In particular, ongoing geopolitical tensions and military conflicts in key oil-producing regions continue to create uncertainty in global energy markets and pose risks to our business. Armed conflicts and related sanctions, including heightened tensions in the Middle East, can affect oil, natural gas and LNG supply chains, reduce throughput through maritime chokepoints, and contribute to price volatility.

We cannot predict the extent of the ongoing geopolitical tensions and their impact on our business and on oil, oil products, natural gas and LNG prices.

In addition, protectionist measures and trade restrictions have gained prominence globally, raising concerns about potential increased sanctions and import tariffs on major oil market participants. These developments could affect global trade flows, affecting supply chains, intensify competition in international markets, and increase operational costs, creating challenges for us in securing supplies, maintaining cost efficiency, and accessing affected markets.

Supply chain delays or interruptions, significant cost increases, and heightened volatility in oil, oil products, natural gas and LNG prices could adversely affect demand for our goods and services and the price of our securities.

6.e) We are vulnerable to increased debt service resulting from depreciation of the real in relation to the U.S. dollar and increases in prevailing market interest rates.

As of December 31, 2025, 70.7% of our total finance debt (current and non-current) was denominated in currencies other than the real. A depreciation of the real against other currencies will increase our debt service in reais, as the amount of reais necessary to pay principal and interest on foreign currency debt will increase with this depreciation.

Annual Report and Form 20-F 2025 I 44

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

As of December 31, 2025, 38.7% of our total finance debt (current and non-current) consisted of floating rate debt. We generally do not enter into derivative contracts or similar financial instruments or make other agreements with third parties to hedge against the risk of an increase in interest rates.

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

6.f) External factors in a dynamic environment may affect the implementation of our corporate strategy.

We may face risks arising from temporal misalignment between the identification and assessment of external risk factors and the effective review and update of our corporate strategy. This lack of synchronicity may reduce our ability to respond swiftly and effectively to changes in the business environment, affecting our competitiveness and results of operations.

The effectiveness of monitoring the external environment depends on the quality, scope and continuous updating of the studies and analyses performed. Inadequate or insufficient studies may result in inaccurate assessments of risks and opportunities, impairing our ability to proactively adapt to market, regulatory and technological changes.

Our Business Plan is reviewed annually. If our Strategic and Business Plans are amended, including due to decisions of the Brazilian federal government as our controlling shareholder, our portfolio management guidelines might be revised. See “Risks – Risk Factor 2.a) Our controlling shareholder may pursue certain objectives that may differ from those of certain minority shareholders, or that may affect our long-term strategy” in this section. In addition, any changes to our Board of Directors, Executive Board and our management team may affect not only our ability to implement our corporate strategy and achieve business objectives, but also continuity of such guidelines and the direction of future actions, including decisions related to operational and investment management.

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

Annual Report and Form 20-F 2025 I 45

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

Our activities in Brazil are subject to regulation and supervision by regulatory agencies, such as ANP, ANEEL, ANA, ANTAQ, ANVISA and ANM, as well as other agencies, such as CADE, ANPD, IBAMA, ICMBio, IPHAN and others in the Brazilian States and Municipalities.

Countries with fragile legal systems or subject to rapid legal and regulatory changes may impose restrictions, nationalizations, expropriations, tax increases, price and exchange-rate controls, and divestment requirements. Regulatory changes considered unfavorable by the industry, as well as change or differences of interpretation between us and regulatory agencies may directly affect the technical and economic assumptions that guide our investment decisions and materially impact our results and financial condition. Furthermore, there are regulatory uncertainties with respect to low-carbon technologies and energy transition projects, and the natural gas market.

Legal changes may impact the markets for aviation and marine fuels, diesel and gasoline, for example, with increased mandates for biofuels or the imposition of restrictions for internal combustion engines. The Brazilian legal frameworks related to the low-carbon economy and energy transition, such as carbon capture and storage, offshore wind power plants and production of hydrogen from renewable sources, are still being defined. Therefore, the markets and projects for these initiatives, for now, are gradually evolving in Brazil. As a result, potential delays in establishing such frameworks could hinder us from achieving low-carbon and energy transition goals.

Recent regulatory measures may also influence pricing and supply dynamics in our markets. For example, in March 2026 the Brazilian federal government enacted Provisional Measure No. 1,340/2026, which introduced, among other things, a diesel commercialization subsidy under certain circumstances and export taxes on crude oil and diesel, and expanded the administrative enforcement framework applicable to fuel pricing and supply conduct. For more information, please see “Risks – Risk Factor 6.a. Our cash flow and profitability are exposed to the volatility of prices of oil, gas, LNG and oil products.” in this annual report.

In 2025, MME and ANP initiated public consultations to implement Law No.14,993/2024. For more information, please see “Legal and Tax – Regulation - Renewable Energy and Carbon” in this annual report.

Brazilian legal frameworks related to the fuel of the future initiative remain in the implementation phase, particularly with respect to secondary regulations such as certification and operational requirements. Delays in issuing detailed regulations under these instruments may compromise our competitiveness and our ability to achieve our low-carbon and energy transition objectives.

Annual Report and Form 20-F 2025 I 46

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

We have presence in other countries in South America and Africa and may operate business in countries where there may be political, economic and social instabilities. In such regions, external factors may negatively affect the results and financial condition of our subsidiaries, including:

▪	imposition of price control;
▪	imposition of restrictions on hydrocarbon exports;
▪	fluctuation of local currencies against the real;
▪	nationalization of our oil and gas reserves and our assets;
▪	increases in export tax and income tax rates for oil and oil products;
▪	unilateral (governmental) and contractual institutional changes, including controls on investments and limitations on new projects;
▪	operational instability (security, sabotage, theft);
▪	sanctions and trade controls; and
▪	geopolitical crisis.

If one or more of the risks described above occurs, we may fail to achieve our strategic objectives in these countries or in our international operations as a whole, which may negatively impact our results and financial resources.

9) Risks related to social issues

9.a) Our projects, operations and activities may negatively affect different communities, especially in relation to human rights. Likewise, these may also be affected by the expectations and dynamics of these populations and territories, impacting our business, image and reputation.

It is our policy to promote and respect human rights, prevent risks, mitigate impacts and remedy violations, as well as to maintain responsible relationships with employees and the communities where we operate and to exercise due diligence with suppliers and partners. However, throughout the business life cycle, there is a risk that our activities, operations, projects and contracts may inadvertently result in or contribute to human rights violations due to noncompliance with our Social Responsibility Policy, Code of Ethical Conduct, and Human Rights Guidelines, as well as errors in the processes of identifying and assessing human rights risks in people management, the supply chain, partnerships and relationships with communities.

Annual Report and Form 20-F 2025 I 47

Our activities can affect the social dynamics of the communities where we operate, including for example, the economy, culture, political system, environment, health and well-being and human rights. We have limited control over changes in local dynamics or the expectations of the communities where we operate.

Our direct and indirect decisions as well as our activities may cause social impacts, especially in connection with investments, mergers, acquisitions, divestments, decommissioning and operations in new production frontiers, which may affect project schedules or budgets, hinder our operations due to potential litigation, negatively impact our financial condition, and damage our image and reputation.

In addition, the various locations where we operate are exposed to a wide range of issues related to political, social and economic instability, as well as intentional acts, which may involve criminal actions, such as illegal tapping of pipelines, theft, robbery and sabotage—and non-criminal actions, such as roadblocks and protests.

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

Annual Report and Form 20-F 2025 I 48

10) Risks related to environmental issues

10.a) Differing interpretations of numerous health, safety, environmental regulations and industry standards that are becoming more stringent may result in increased capital and operating expenditures and reduced production, as well as the application of sanctions and difficulty in obtaining or renewing licenses.

Our activities are subject to evolving industry standards and a wide variety of federal, state and local laws, regulations and permit requirements related to health, safety, environmental protection, climate change policy and carbon emissions regulation, both in Brazil and other jurisdictions where we operate. These requirements may result in significant additional costs that could negatively impact project profitability or make projects economically unfeasible.

Substantial increases in compliance expenditures or production decreases, including unplanned shutdowns, resulting from increasingly stringent regulations may have a material adverse effect on our results and financial condition.

Occupational health norms are constantly changing which can lead to differing interpretations. Health-related issues are increasingly subject to judicial proceedings, including the classification of special working conditions and occupational accidents and consequences across civil, labor, administrative and criminal spheres.

The implementation of the Digital Bookkeeping System of Tax, Social Security and Labor Obligations (eSocial) has provided government oversight agencies with easier access to workers' information, including work accident data, resulting in more proactive oversight activities.

We operate in metropolitan regions where pollutant concentrations may exceed air quality standards. New, more restrictive air quality standards are being implemented, likely increasing requirements for technological improvements to reduce air pollution in our industrial units. This may create obstacles to obtaining or renewing operating licenses and require new environmental control practices, generating higher costs. Fuel use may also be subject to emission-related restrictions, potentially requiring refinery investments or resulting in market loss. Non-compliance may damage our reputation and result in fines and indemnities.

We cannot guarantee that planned schedules and budgets for investment projects, acquisitions, decommissioning and divestments will not be affected by delays in regulatory and environmental agencies issuing required licenses and permits.

Delays in obtaining permits and consents can impact our oil and natural gas production goals, particularly in new frontiers, negatively affecting our results and financial condition.

We are subject to sanctions that may delay project delivery and create difficulties in achieving oil and gas production goals, including partial or total embargoes or interdictions.

Changes or differing interpretations of health, safety and environmental regulations, as well as our decisions to settle related claims, may have a material adverse effect on our financial condition and results.

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

Annual Report and Form 20-F 2025 I 49

11) Risks related to climate issues, including physical and transitional risks

11.a) Climate change could impact our results and strategy.

Climate change poses challenges and opportunities for our business. Failure to adapt to climate regulations and global challenges may result in financial, reputational and legal impacts, affecting cash flow, competitiveness, and shareholder value.

Stricter environmental regulations and climate change mitigation policies, including GHG emission permits, may increase operating costs and reduce production.

Law NO.15,402/2024 establishing Brazil's Carbon Market was signed in December 2024. However, future regulations defining emissions caps and reduction factors could increase expenses and affect our Business Plan.

Investors may seek climate-aligned investments. Greater climate risk perception and regulatory restrictions on carbon-intensive sectors may increase difficulty accessing capital and raise costs.

We face increasing pressure to develop advanced emission-reduction technologies for a low-carbon economy. Risk arises from loss of competitiveness due to non-implementation or ineffective technologies, potentially impacting our reputation and climate targets.

Increased demand for lower carbon intensity products may reduce oil demand and prices beyond our planning assumptions. In Brazil, fossil fuel replacement policies like “Fuel of the Future” may affect market demand and compromise expected revenues. Sectoral implementation of the National Climate Change Plan (“Plano Clima”) and the National Energy Transition Policy, intended to ensure compliance with Brazil’s emission targets and may influence the demand for fossil fuel-based products in the Brazilian market.

We face increasing ESG transparency and management demands. Misalignment with these demands, failure to meet climate commitments, or a perceived lack of transparency may harm our reputation and financial results, and may also lead to regulatory scrutiny and litigation.

These climate-related factors may negatively impact demand for our products and services, jeopardize business implementation and operation, and adversely affect our results and financial condition while limiting growth opportunities.

For further information on how climate changes could impact our Strategic Plan, please see “Risks – Risk Factor “1.e) The selection and development of our investment projects have risks that may affect our expected results” in this section.

11.b) Climate change may also affect operational conditions, potentially causing water scarcity, landslides, flooding, wildfires, heat waves, extreme drought, and changes in meteorological and oceanographic patterns in regions that are material to our operations.

Climate change may affect operating conditions including water availability, meteorological and oceanographic patterns at our assets, as well as may increase the frequency of extreme weather events affecting our offshore installations.

There is concern that climate change will affect regional atmospheric circulation patterns, leading to changes in meteorological and oceanographic conditions. Changes in these conditions may result in extreme events, such as waves, winds, and shifts in ocean current patterns, which, in turn, may cause significant damage and deterioration to our offshore installations. Our resilience studies for offshore installations use a return period of 50 to 100 years for extreme wind and wave parameters. However, due to climate change, this return period may be reduced.

Annual Report and Form 20-F 2025 I 50

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

Heavy rainfall may cause flooding at industrial plants and terminals, resulting in temporary disruptions, equipment damage, and increased repair and insurance costs. Landslides along pipeline corridors may also trigger interruptions, posing logistical challenges to our operations.

Extreme temperatures may result in heat waves that increase health and safety risks for workers in outdoor areas and affect the efficiency of temperature, sensitive equipment. When combined with other environmental factors, extreme temperatures may also increase fire risks near our facilities, potentially compromising asset integrity and requiring additional safety protocols.

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

Annual Report and Form 20-F 2025 I 51

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

Holders of ADSs who are residents of the United States may not be able to exercise the preemptive rights relating to the shares underlying our ADSs, unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to shares relating to these preemptive rights and therefore we may not file such registration statement. If a registration statement is not filed or there is no exemption from registration, JPMorgan, as the depositary institution, will attempt to sell the preemptive rights and the holders of ADSs will be entitled to receive the proceeds of the sale. However, the preemptive rights will expire if the depositary cannot sell them. For a more complete description of the preemptive rights with respect to the common or preferred shares, see “Shareholder Information – Shareholders’ Rights – Other Shareholders’ Rights” in this annual report.

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

The conversion of ADSs directly into ownership of the underlying shares is governed by Joint Resolution No.13/2024 and foreign investors wishing to do so are required to appoint a representative in Brazil for the purposes of Joint Resolution No. 13/2024 who will be in charge of keeping and updating the investors’ certificates of registration with the Central Bank of Brazil, which entitles registered foreign investors to buy and sell directly on the B3. Such arrangements may require additional expenses from the foreign investor.

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

Annual Report and Form 20-F 2025 I 52

13.d) Holders of our ADSs may face difficulties in protecting their interests.

Our corporate affairs are governed by our Bylaws and Law No.6,404/76 (“Brazilian Corporate Law”), which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or elsewhere outside Brazil. In addition, the rights of an ADS holder, which are derivative of the rights of the holders of our shares, as the case may be, to protect their interests, are different under Brazilian Corporate Law than under the laws of other jurisdictions. The laws concerning insider trading, self-dealing, shareholder rights, and the preservation of shareholders’ interests may also be different in Brazil compared to the United States.

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

Annual Report and Form 20-F 2025 I 53

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

Annual Report and Form 20-F 2025 I 54

Corporate Risk Management

We believe that integrated and proactive risk management is essential for the delivery of results in a safe and sustainable way. Our risk management policy establishes guidelines and responsibilities, and is based on the following fundamental principles:

▪	respect for life and life diversity;
▪	full alignment and consistency with our Strategic Plan;
▪	ethical behavior and compliance with legal and regulatory requirements;
▪	integrated risk management; and
▪	risk response actions consider the possible long-term cumulative consequences, the possible impacts on our stakeholders and should be oriented towards preserving and adding value and for business continuity.
▪	The risk management organizational structure, that is under the supervision of our CFO, is responsible for:
▪	establishing a corporate methodology risk management guided by an integrated and systemic view, which allows for an environment of continuous monitoring of risks in several hierarchical levels;
▪	disseminating knowledge and supporting the use of risk management practices in organizational units; and
▪	identifying, monitoring and reporting periodically to our Executive Officers and Board of Directors regarding our major risks.

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

In addition, we enter into derivative contracts to protect our margins on short-term commercial transactions carried out abroad. Our derivatives contracts provide economic hedges for oil product purchases and sales in the global markets, generally expected to occur within a period of 30 to 360 days.

Annual Report and Form 20-F 2025 I 55

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

We maintain several insurance policies, including policies against fire, operational risk, engineering risk, property damage coverage for onshore and offshore assets such as fixed platforms and floating production systems, well-control in Brazil for offshore drilling, completion, workover and abandonment activities and for flowing offshore production wells, hull insurance for tankers and auxiliary vessels, third party liability insurance and transportation insurance. The coverages of these policies are hired according to the objectives we define, and the limitations imposed by the global insurance and reinsurance markets. Although some policies are issued in Brazil, most of our policies are reinsured abroad with reinsurers rated A- or higher by Standard & Poor’s or A3 and/or higher by Moody’s and/or B++ or higher by A.M. Best.

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

We currently maintain insurance coverage for cybersecurity- related incidents only when they result in damage to onshore and offshore properties, given the cost and limitations on obtaining adequate coverage in the insurance and reinsurance markets for a company of our size. We will continue to evaluate our options for obtaining such insurance coverage.

The maximum deductible amount of our national property damage policies is US$200 million, and their indemnity limits can reach US$2.1 billion for refineries and US$2.35 billion for platforms, depending on the replacement value of our assets.

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

Annual Report and Form 20-F 2025 I 56

In general, the risk ratings of our assets are at or above the market average. In 2025, we had surveys in 27 onshore and offshore units. Based on these surveys, last year we heeded around 139 recommendations that contribute to the improvement of safety and risk management associated with the operation of our facilities.

Outside Brazil, we maintain different levels of third-party liability insurance, as a result of a variety of factors, including country risk assessments, whether we have onshore and offshore operations, or legal requirements imposed by a particular country in which we operate. We maintain separate well-control insurance policies in our international operations to cover liabilities arising from the uncontrolled eruption of oil, gas, water or drilling fluid. In addition, such policies cover claims of environmental damage caused by wellbore explosion and similar events as well as related clean-up costs with coverage limits of up to US$70 million and US$350 million, depending on the country.

Annual Report and Form 20-F 2025 I 57

Cybersecurity Framework and Risk Management

In today’s technologically advanced world, data has become increasingly valuable, making information security crucial for the success and sustainability of any organization. Moreover, with the rise in global cyber-attacks on industrial systems, particularly on critical infrastructure, it has become imperative to protect business, operations, reputation, and human lives from potential impact of digital threats. Over the years, we have developed a comprehensive set of controls, including policies, processes, technologies and workforce awareness, drawing on global frameworks and best practices, to mitigate information and cybersecurity risks, providing a resilient digital ecosystem and strengthening information security across the organization.

Laws and Regulations

We are subject to, and we comply with, several Brazilian regulations regarding information security. Notably, Decree No.9.637/2018 establishes the National Information Security Policy and Decree No.11.856/2023 establishes the National Cybersecurity Policy and the National Cybersecurity Committee, while Normative Instruction 1/2020 GSI/PR (Institutional Security Office) guides the structure for managing information security, including the establishment of the Information Security Committee (the “ISC”). Furthermore, on January 8, 2026, Normative Instruction No. 9/2026 was published, requiring that the information security function operates independently from the information technology (IT) function. Thereby, there is no relationship of subordination between these functions, reinforcing the principles of governance and segregation of duties. We also comply with other general rules such as Brazilian Law No.12.527/2011 (Access to Information Law), which governs public access to information.

With regard to privacy, we comply with Brazilian Law No. 13,709/2018 – General Personal Data Protection Law (LGPD) and are subject to penalties in cases of disclosure or misuse of personal data. We consider personal data protection legislation an opportunity to improve maturity by continuously enhancing our privacy processes. To achieve excellence, the process is conducted through a governance model and the adoption of technical and administrative measures to comply legal requirements, mitigate the risks data breaches, and guarantee the rights of our employees and stakeholders as data subjects.

Our commitment is reflected in our code of ethical conduct, which includes a specific section on privacy and personal data protection. There are also internal standards and dedicated channels for both incident reporting and clarification of questions.

We have also enhanced the process of assessing the maturity of partners in personal data protection, with the aim of verifying whether suppliers who process personal data on our behalf are acting in accordance with the best market practices, contractual clauses, and regulations related to the LGPD. Additionally, we are committed to ensure that all relevant suppliers are properly trained in privacy and/or integrity by 2030.

In 2025, we obtained certifications in the international standards ISO 27001 (Information Security Management System) and ISO 27701 (Privacy Management System). The process was supported by several areas of our company and aims to consolidate our commitment to information security and personal data protection, as well as to strengthen our image before society.

Annual Report and Form 20-F 2025 I 58

Governance

Management Structure

Information Security (IS) is structured as a dedicated executive function, independent from Information Technology (IT) function, and responsible for overseeing information security initiatives, establishing strategies and guidelines aligned with business objectives, recommending investments to mitigate cyber risks and providing adequate digital protection for critical assets. Both the IS and IT report to the Chief Corporate Affairs Officer.

Petrobras Parent Company IS area has a fully implemented Information Security Management System (ISMS), certified in accordance with ISO/IEC 27001:2022 standard, covering all processes within its scope, demonstrating a continuous commitment to advancing maturity and effectiveness of information security controls and protecting the information of Petrobras and that of its third parties.

The Chief Information Security Officer, Samara Braz, leads the information security efforts and has multiple qualifications in IT and Information Security, including the following:

▪	Certified in the Governance of Enterprise IT (CGEIT) from Information Systems Audit and Control Association (“ISACA”);
▪	Certified in Risk and Information Systems Control (CRISC) from ISACA;
▪	Certified Data Privacy Solutions Engineer (CDPSE) from ISACA;
▪	Certified Information Security Manager (CISM) from ISACA;
▪	Certified Information Systems Auditor (CISA) from ISACA and
▪	Certified Chief Information Security Officer (CCISO) from International Council of E-Commerce Consultants (EC-Council).

IS coordinates an Information Security Committee (ISC), composed of members appointed by our executive board, which convenes quarterly to advise on relevant security matters, aligning them with the Information Security Policy and company’s business strategy and objectives.

IS also holds regular management meetings, as part of its governance structure, to address information security issues and review processes’ performance across key areas including project management, planning and budgeting, risk management, key performance indicators and compliance.

While IS operates in an integrated manner with the holding company and several of our subsidiaries and affiliates, certain information security initiatives, policies, and guidelines may not be uniformly applied across all companies within the group. The extent of IS coverage and implementation may vary depending on the operational characteristics, governance structures, and specific requirements of individual subsidiaries and affiliates. In addition, we have an information security governance program with a risk-based approach, resulting from the coupling of information technology processes and infrastructure between Petrobras Parent Company and its subsidiaries and affiliates. It is worth noting that there is a scope of information security policies called common corporate rules, which are guidelines for all our companies.

Role of the Board of Directors, Executive Board and Committees

As part of the corporate risk management model, our senior management periodically receives risk reports based on the company’s risk matrix, which contain relevant information on strategic risks as well as risks classified as very high and high severity. In addition, senior management monitors changes in risk exposure and the implementation of response plans designed to mitigate risks.

Strategic risks are monitored on a regular basis by the Executive Board and Board of Directors, given their relevance to meeting our strategic objectives. In this regard, cybersecurity risks have been classified as strategic due to their criticality, interconnectedness and impact on the business.

Annual Report and Form 20-F 2025 I 59

The Board of Directors approves the company’s risk profile and oversees the company’s risk management with advice from the Audit Committee.

The ISC evaluates and monitors the Information Security Management System, cybersecurity and information security risks, and the execution of risk treatment plans and guidelines.

The CISO manages information security initiatives, establishes strategies aligned with business objectives and regulation, and recommends investments to mitigate risks and protect critical assets.

Cybersecurity Strategy and Risk Management

Cybersecurity incidents in oil and gas environments can directly impact critical industrial operations, affecting industrial automation and control system environments and resulting in operational disruptions, physical damage, risks to human safety, and environmental and financial impacts. These attacks can compromise process control and safety systems, reduce emergency monitoring and response capabilities, and put operational continuity at risk.

Cyber risks are addressed and integrated into corporate and operational safety management, in line with regulatory requirements and international best practices.

Our defense in-depth approach integrates policies, processes, training, and cybersecurity technology to mitigate information security risks and protect Petrobras digital ecosystem, including both industrial and corporate environments.

Information Security Strategic Plan

An Information Security Strategic Plan (ISSP) is in place, reviewed annually and based on Petrobras strategic and business plans, risk management assessments, regulatory requirements and Information Technology roadmap.

The ISSP establishes and reinforces the strategic foundations that guide the management of the function, including the purpose and drivers of Information Security, key objectives and the main initiatives for risk mitigation.

Cyber Defense

Our cybersecurity measures are based on several frameworks, such as the National Institute of Standards and Technology (“NIST”) Cybersecurity Framework, to assess our security maturity, and ISO/IEC 27001:2022 standard.

Annual Report and Form 20-F 2025 I 60

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

We collaborate with global cybersecurity teams, sharing threat intelligence and best practices, and engage in workshops, conferences, and partnerships to enhance information security, privacy, and technological capabilities.

To reinforce our security measures, we:

▪	engage independent companies for periodic vulnerability identification and penetration testing.
▪	conduct regular information security reviews by third-party auditors or service providers.

We also have been enhancing our operational cybersecurity maturity by implementing a robust strategy to safeguard industrial automation and control systems. This strategy is based on a defense-in-depth approach for industrial environments, incorporating multiple layers of technical, procedural, and organizational protection. It includes network segmentation, access control, asset hardening, continuous monitoring, regular vulnerability assessments, penetration testing and validation of critical system integrity. Simulated industrial cybersecurity incident exercises and specific key performance indicators are used to test response capabilities and strengthen operational resilience, in alignment with global best practices for critical infrastructure protection. These efforts aim to leverage the resilience of critical operations by mitigating cyber risks in an increasingly connected industrial environment.

Risk Management and Digital Controls

We regularly assess and manage cybersecurity risks related to both corporate and industrial automation and control system environments.

These risks are part of our corporate risk matrix and monitored by senior management.

Our risk management process involves:

▪	identifying threats and vulnerabilities.
▪	assessing risk likelihood and impact using qualitative methodology.
▪	designing and implementing controls and risk mitigation measures.

We extend our cybersecurity risk management to third-party service providers by:

▪	establishing cybersecurity requirements for business transactions.
▪	contractually obligating vendors to maintain strict cybersecurity standards.

Our business strategy, operations, and financial condition have not been materially affected by cybersecurity threats or previous incidents, but we cannot provide assurance that we will not be materially affected in the future by such risks and any future material incidents.

We maintain a standardized process for establishing the risk of an incident, which considers the category in which it is classified, as defined internally by the company, the criticality of the affected service, and the stage of the attack. It should be noted that this process is supported by automated detection tools.

Based on the criteria above, in the past three fiscal years:

▪	no material information security breaches occurred;
▪	expenses from information security incidents were immaterial;

Annual Report and Form 20-F 2025 I 61

▪	no penalties or settlements were incurred.

Digital Continuity Program

To safeguard our digital resilience in the event of a cyberattack, we have established a comprehensive Digital Continuity Plan. This plan aims to ensure the uninterrupted functioning of critical processes and assets during a crisis or digital disaster, including contingency measures and formal recovery procedures. We also perform regular tests of the effectiveness of our plan including both industrial and corporate environments.

We follow a corporate crisis handling methodology, Incident Command System (ICS), in case of major incidents. This methodology is also applied in our cybersecurity and information security practices, ensuring a structured and coordinated response plan across the organization for critical incidents related to the matter in question. To further enhance our preparedness, we conduct cybersecurity tabletop exercises, onboardings, and Tone at the Top trainings to the Board of Directors members and Executive Officers. These training sessions cover corporate security information rules, policies, best practices, and expected user behavior.

Training & Awareness

Our Information Security Awareness Plan includes, but is not limited to, the following activities:

▪	promote and strengthen Information Security and Cybersecurity culture;
▪	security awareness education and training for both workforce and secondees;
▪	internal “phishing” testing to assess susceptibility to email scams;
▪	security training for new employees;
▪	annual information security awareness campaigns and periodic cybersecurity newsletters, which highlight emerging and urgent security threats.

Specialized training, such as DevSecOps (i.e., development, security and operations) and OT Cybersecurity (cybersecurity for operational technology), are also provided to specific audiences.

Annual Report and Form 20-F 2025 I 62

Annual Report and Form 20-F 2025 I 63

Exploration & Production

Overview

Our oil and natural gas exploration and production activities are the major components of our portfolio and include offshore and onshore exploration, appraisal, development, production and incorporation of oil and natural gas reserves. Our activities are focused on deepwater and ultra-deepwater oil reservoirs in Brazil, which accounted for 98% of our total production in 2025. Our most productive fields are located in the Santos Basin pre-salt, beneath the salt layer, and in the Campos Basin, where we produce from reservoirs in the pre-salt and post-salt layers. We also have activities in mature fields in shallow waters and onshore, as well as outside Brazil.

'

Annual Report and Form 20-F 2025 I 64

As of December 31, 2025, we had 239 blocks and fields in exploration and production, including 119 owned by consortia with other oil and gas companies in Brazil and other countries. Of the 239 blocks and fields, 209 are under Concession Agreements, 23 are under Production Sharing Agreements and seven are regulated by Transfer of Rights Agreements.

Like most major oil and gas companies, we operate in partnerships using E&P consortia in the exploration of blocks and the production of oil fields in Brazil, mainly in ultra-deepwaters.

We lead and operate E&P consortia that are responsible for some major projects under development, such as Búzios 8, Búzios 9, Búzios 10, Búzios 11, Atapu 2, and Sépia 2.

These E&P consortia also comprise some of the biggest production fields in Brazil, such as Búzios, Tupi/Iracema and Mero.

For information on unitization agreements, see “Exploration & Production - Exploration - Shared Reservoir: Deposits Between Different Fields” in this annual report.

Annual Report and Form 20-F 2025 I 65

Our main blocks and fields in the Pre-salt Polygon on December 31, 2025

The Pre-salt Polygon occupies an area of 150,000 km², of which we have exploration and production rights to 16% (24,707 km² gross area). In this region, new exploratory areas can only be granted under the production-sharing regime

Jubarte
Roncador
Albacora
Norte de Brava
Citrino
Marlim Sul
Água Marinha
C-M-477
Sudoeste Tartaruga Verde
Jaspe
Alto de Cabo Frio Central
CAMPOS BASIN
Búzios
Itapu
Mero
Berbigão 1
Atapu
Sépia
Tupi/Iracema
Sapinhoá
Aram
Concession
Production Sharing
Transfer of Rights
Transfer of Rights/ Production Sharing
Pre-salt Polygon
SANTOS BASIN

[1] In 2025, ANP decided to unify the Berbigão and Sururu fields, located in concession BM-S-11A, Santos Basin. Petrobras is evaluating, within the scope of the consortium, the adoption of appropriate measures.

CAMPOS BASIN

Total area	Start of exploration activities	Platforms in production in operated fields (in 2025)	Main fields	Oil Production in 2025
100,000 km²	1971	17	Jubarte, Roncador, Marlim, Marlim Sul, Tartaruga Verde and Raia	477 mbbl/d Pre-salt: **143 mbbl/d** Post-salt: **333 mbbl/d**

The **Campos basin** is one of Brazil's main and most prolific oil and gas offshore basins. Its oil production started in the 1970's and, although in decline, we have been able to mitigate the natural depletion of mature fields of the Campos basin by drilling in-fill wells and installing new production systems. Since 2023, we started operating 3 new FPSOs: 2 in the Marlim field and 1 in the Integrado Parque das Baleias field. We plan to start operation of 2 news FPSOs in the next years: one in Raia and one in Albacora.

Most of our production in the **Campos basin** is from post-salt reservoirs. Pre-salt reservoirs in the Campos basin, on the other hand, are a growing source of production.

Annual Report and Form 20-F 2025 I 66

Other Basins

In Brazil, we hold oil and gas fields and exploratory blocks in the Campos and Santos Basins, as well as in 15 additional sedimentary basins.

International

Outside Brazil, we have E&P activities in South America, North America and Africa. We have focused on opportunities to leverage the deepwater expertise we have developed in Brazil.

SOUTH AMERICA

We conduct exploration and production activities in Argentina, Bolivia and Colombia.

In Argentina, through our subsidiary Petrobras Operaciones S.A., we have a 33.6% interest in the Rio Neuquén production asset. Our unconventional gas and Condensate production is concentrated in the Neuquén Basin. In 2025, our production of oil and gas in Argentina, including NGL, was 9.18 mboed.

In Bolivia, we produce gas and Condensate primarily in the San Antonio and San Alberto fields with 35% interest in each of those service operation contracts, which are operated mainly to supply gas to Brazil and Bolivia. In 2025, our production of oil and gas in Bolivia, including NGL, was 14.12 mboed. The return on such contracts is a proportion of the production.

In Colombia, we operate and hold a 44.44% interest in the GUA-OFF-0 offshore exploration block, which encompasses the significant Sirius gas discovery. This operation is carried out through our subsidiary, Petrobras International Braspetro B.V. - Sucursal Colombia (PIB-COL). Our partner, Ecopetrol S.A, holds the remaining 55.56% interest in this consortium.

Natural gas production is expected to begin three years after obtaining the required environmental permits and confirming the discovery’s commercial viability. The development plan includes a “subsea to shore” production system, utilizing four production wells.

Annual Report and Form 20-F 2025 I 67

In October 2025, we and Ecopetrol announced the formalization of the Joint Commercialization Process for the early sale of gas production from the Sirius field. From the field’s total expected production, we and Ecopetrol have agreed to jointly commercialize up to 249 million cubic feet per day (MMcf/d) for a period of up to six years, under the modality of a Firm Contract Subject to Conditions (as established by current regulations and standards). This agreement depends on the project’s approval.

We concluded the Joint Commercialization Process, with the signing of gas sales contracts, on December 12, 2025, followed by the approval of Phase II of the project, subject to Final Investment Decision (FID).

These milestones underscore our commitment to expand its international presence and reinforces its dedication to energy leadership, sustainability, and creation of shared value for the company and for Colombia.

NORTH AMERICA

In the United States, we focus on deepwater fields in the Gulf of Mexico, where we have non-consolidated production from the 20% participation of Petrobras America Inc. in our joint venture with Murphy Exploration & Production Company, the MPGOM LLC. The main production fields are Saint Malo, Dalmatian, Lucius and Chinook. In 2025, our participation represented a production of 6.90 mboed, including NGL.

AFRICA

We have a long term strategy to replenish oil and gas reserves by exploring new frontiers, in Brazil and in other countries. Our activities in Africa are targeted to diversify our exploratory portfolio and generate value.

We acquired a 10% stake in the DWOB block, located in the Republic of South Africa. The transaction was completed in October 2025. The DWOB block consortium consists of TotalEnergies (operator,40%), QatarEnergy (30%), Sezigyn Pty (20%), and Petrobras (10%).

In September 2025, we finalized the acquisition of a 27.5% stake in Block 4, located in São Tomé and Príncipe. The Block 4 consortium is made up of Shell (operator, 30%), Galp (27.5%), Petrobras (27.5%), and ANP-STP (15%). Since February 2024, we have played a significant role in the country with a stake of 45% in Blocks 10 and 13, as well as 25% in Block 11.

In June 2025, we announced the submission of a declaration of interest to exclusively negotiate the acquisition and operatorship of nine offshore exploratory blocks on the coast of Côte d'Ivoire. The local government has granted us exclusivity to negotiate the E&P rights for those 9 exploratory blocks located in the western offshore sector of the Ivorian sedimentary basin, which is recognized as a frontier exploration area. There is no deadline set for the conclusion of these discussions.

In February 2026 we announced the acquisition of a 42.5% stake in Block 2613, located offshore in the Republic of Namibia, Africa.

The transaction was carried out in partnership with TotalEnergies, which also acquired 42.5% and will act as the operator of the block. The consortium for Block 2613 will also include Eight (5%) and Namcor Exploration and Production (PTY) Ltd – a state-owned company held by the Government of Namibia (10%). The completion of the transaction is subject to the fulfillment of conditions precedent, including applicable governmental and regulatory approvals, notably from the Namibian Ministry of Industry, Mines and Energy.

Annual Report and Form 20-F 2025 I 68

Main Assets

	2025	2024	2023
Exploration & Production
Production wells (oil and natural gas)(1)	1,105	1,804	1,067
Floating rigs	32	28	25
Operated platforms in production(2)(3)	52	57	56

(1) Includes the total amount of wells of our equity method investees (46, 42 and 42 wells in 2025, 2024 and 2023, respectively)..

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

For information on the regulatory models applicable to our exploration and production activities, see “Legal and Tax – Regulation” in this annual report.

Annual Report and Form 20-F 2025 I 69

Bidding rounds

We participate selectively in ANP bidding rounds to optimize our exploratory portfolio and sustain reserves replacement. We prioritize consortia with major oil companies to share risk, combine technical capabilities and capture synergies. See the table above and the sections below for related impacts and details.

In 2025, we acquired two blocks in the Campos Basin. Jaspe block, in partnership with Equinor, and Citrino block. We submitted the offers in the ANP’s 3rd Cycle of the Permanent Offering, successfully securing 100% of the bids submitted.

In 2025, we also acquired ten blocks in the Foz do Amazonas Basin, and three blocks in the Pelotas Basin through the ANP's 5th Permanent Concession Offer Cycle. In the Foz do Amazonas Basin, we operate five blocks (FZA-M-1040, FZA-M-1042, FZA-M-188, FZA-M-190, FZA-M-403) with 50% stake in each. ExxonMobil operates the remaining five blocks (FZA-M-477, FZA-M-547, FZA-M-549, FZA-M-619, FZA-M-621) and we hold 50% stake in each. In the Pelotas Basin, we acquired three blocks as operators (P-M-1670, P-M-1672, P-M-1741) with a 70% stake in each block, while Petrogal Brasil holds 30%.

In December 2025, we acquired the rights and obligations of the Brazilian Federal Government in the Mero and Atapu units, at the Non-Contracted Areas Auction held by PPSA. The consortia formed by us, in partnership with Shell (20%), acquired the Federal Government’s participation of production sharing agreement of the Mero shared reservoir and Atapu shared reservoir.

With this acquisition, in 2027 we will increase our participation in the Mero shared reservoir from 38.60% to 41.40%, and in Atapu shared reservoir from 65.687% to 66.38%.

Exploration Activities

As of December 31, 2025, we had 87 exploratory blocks, including 11 evaluation plans, and a total of 5 appraisal wells drilled. We serve as the operator in 70 of the exploration partnership blocks.

The table below breaks down our participation in exploration activities in 2025:

OUR PARTICIPATION IN EXPLORATION ACTIVITIES IN 2025(1)

	Net exploratory area(2) (km2)			Exploratory blocks (number)			Evaluation plans (number)			Wells drilled (number)
	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023
Brazil	41,788	37,341	29,360	79	67	43	10	10	9	10	5	2
Other S. America	3,425	3,425	3,425	3	3	3	1	1	1	4	3	0
North America	0	0	0	0	0	0	0	0	0	0	0	0
Africa	12,305	7,802	0	5	3	0	0	0	0	1	0	0
TOTAL	57,517	48,567	32,785	87	73	46	11	11	10	15	8	2

(1)  These figures include only contracts signed through December 31, 2025 (which excludes the two blocks held in the Third Cycle of the Open Acreage of Production Sharing conducted by ANP in Brazil).

(2)  We conducted an internal review to access the Net Exploratory Area, and reviewed figures for the years 2023 and 2024.

Annual Report and Form 20-F 2025 I 70

In 2025, our exploratory efforts were concentrated on evaluating opportunities in a few basins, with the following highlights.

EQUATORIAL MARGIN

EQUATORIAL MARGIN
FZA-M-59 BLOCK
175km
Distance from the coast of Brazil
540km
From the mouth of the Amazon river
2,200 km
Extension of Equatorial Margin
Foz do Amazonas Basin
Amapá Deepwaters
Pará-Maranhão Basin
Barreirinhas Basin
Ceará Basin
Potiguar Basin
We have received authorization from the Brazilian Institute of Enviroment and Renewable Resources (IBAMA), and we are drilling the well Morpho, in the FZA-M-59 block.
The modeling studies for the FZA-M-59 block indicate no probability of oil reaching the Brazilian coast.
Over 100 professionals dedicated to animal protection
We use modern techniques to model oil dispersion in the sea
We have adjusted flight routes and altitudes to minimize noise impact on indigenous communities

The Equatorial Margin in northern and northeastern Brazil extends approximately 2,200 km across the Foz do Amazonas, Pará-Maranhão, Barreirinhas, Ceará and Potiguar basins.

In June, we acquired 10 blocks in the Foz do Amazonas basin. For more information on the acquisition of exploratory blocks, see “Exploration & Production – Exploration - Bidding Rounds” in this annual report.

As of October 2025, we received IBAMA authorization for a Pre-Operational Assessment (APO) and an Operating License to drill one exploratory well in the FZA-M-59 block in ultra-deepwaters off Amapá (approximately 175 km offshore; water depth over 2,800 meters). We also started drilling the Morpho well (block FZA-M-59) in the Foz do Amazonas Basin, in October 2025.

CAMPOS BASIN

In 2025, we confirmed the presence of oil in Mirante de Forno well, in Norte de Brava block. We also drilled Forno SW (in the Albacora Field), and Andorinha Majuí well, in Água Marinha block. Within the evaluation plan of Alto de Cabo Frio Central block, two wells were drilled: ACFC-11 and ACFC-01.

We confirmed the presence of oil through electrical profiles, gas indications and fluid sampling in the well Atolchelys drilled in the Sudoeste de Tartaruga Verde block. We started drilling the Ruba well in the concession contract C-M-477 in the fourth quarter of 2025.

SANTOS BASIN

We drilled the Buzios W well (9-BUZ-99D-RJS), in the western region of the Búzios field. In 2025 we confirmed the presence of oil in a new hydrocarbon accumulation, in a zone beneath the main reservoir. The discovery reaffirms the potential of the Búzios field.

Annual Report and Form 20-F 2025 I 71

We also drilled in the ARAM block, with the wells Curaçao Extremo Leste, Curaçao Extremo Norte, Tortuga Leste and Curaçao Centro. Laboratory analyses to characterize the conditions of the reservoirs and fluids found will allow us to assess the potential of the Aram Block.

PELOTAS BASIN

In 2025, we continued the seismic acquisition campaign in the Pelotas Basin, started in 2024. We also acquired 3 blocks in the Pelotas Basin. For more information on the acquisition of exploratory blocks, see “Exploration & Production – Exploration - Bidding Rounds” in this annual report.

Other Countries

Following the 2022 discovery at the Wildcat Well Sirius-1 in Colombia, further exploratory activities have been done. Acting as operator in partnership with Ecopetrol, efforts in the GUA-OFF-0 block led to the most significant offshore natural gas discovery in Colombia, confirmed by the productive drill stem test at the Sirius-2 well. In 2025, exploratory activities at Sirius-2 were completed, and the positive results, previously announced (December 2024), were validated. Additionally, two more exploratory wells were drilled in the block, and drilling of another well is currently underway.

In Argentina, we have drilled Chañar 1 well, in the Vaca Muerta Formation, in the Neuquén Basin, and tested Chañar 1 and Chañar 2.

In the African continent, we participate as non-operating partner of the consortium that is performing exploratory activities in São Tomé e Príncipe. The consortium drilled a wildcat well, Falcão, and is analyzing the samples collected. Additionally, the consortium plans to carry out further exploratory activities in this area in 2026.

For information on exploration expenditures written off, see Note 26 Exploration and evaluation of oil and gas reserves of our audited consolidated financial statements.

Annual Report and Form 20-F 2025 I 72

E&P Strategic Program Highlights

+EXP

The current exploration strategic program aims to ensure efficiency in reserve replacement and advance a fair energy diversification, by ensuring the integrated application of leading and innovative geoscientific practices.

The program, structured in three layers (+Geosciences, +Knowledge, and +Innovation) seeks to maximize the potential of geosciences through the integration of teams in strategic interdisciplinary projects for exploration and production, in order to anticipate and adapt E&P activities to the challenges of the energy sector, which includes the transition to more sustainable energy sources, the need to reduce geological uncertainties, and the pressure for operational efficiency.

The program also promotes cross-functional collaboration and strengthens the role of geoscientific knowledge by integrating the activities of the different teams that E&P is made of.

Shared reservoirs: deposits between different fields

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

JUBARTE

The AIP of the Jubarte Pre-Salt accumulations, located in the Campos Basin, was approved by ANP in July 2025, and has been in force since August 2025.

The Jubarte Pre-Salt joint reservoir comprises:

▪	BC-60 concession contract (Jubarte’s area) operated by us, and where we hold whole 100% of the participating interest;
▪	Non-contracted Areas (South-west and North East areas of Jubarte), which belongs to the Brazilian federal government, represented by PPSA;
▪	BC-10 concession contract (Argonauta’s area) operated by Shell 50%, in partnership with ONGC 27%, and Enauta 23%.

Annual Report and Form 20-F 2025 I 73

The Jubarte Pre-Salt Reservoir comprises:

Contract	Interest (%) of each Contract in the Shared Reservoir
BC-60 (Jubarte)	97.25
Non-contracted Areas	1.89
BC-10 (Argonauta)	0.86

The interest of each party in the Jubarte Pre-Salt Reservoir are as follows:

Partner	Interest (%) of each party in the Shared Reservoir(2)
Petrobras (operator)	97.25
PPSA (1)	1.89
Shell	0.43
Brava	0.20
ONGC	0.23

(1)      Party of Non-contracted area

(2)      The numbers presented in the table have been rounded to two decimal places, therefore may differ from the contractual values. Differences in the sum of the numbers are due to rounding.

TUPI

The AIP of Tupi accumulations, located in the Santos Basin, has been in force since April 2019 and an amendment was approved by ANP in November 2025, concluding the first process of tract participation redetermination, that has been in force since December 2025.

The Tupi shared reservoir comprises:

▪	Tupi concession (Concession Contract/BM-S-11), operated by us with a 65% interest, in partnership with Shell with a 25% interest and Galp with a 10% interest;
▪	Sul de Tupi (Transfer of Rights), where we have 100% interest; and
▪	Non-Contracted Area (Tupi Leste), which belongs to the Brazilian federal government, represented by Pré-Sal Petróleo (PPSA).

The interests of each contract in Tupi’s Shared Reservoir (AIP of Tupi) are as follows:

Contract	Interest (%) of each Contract in the Shared Reservoir
BM-S-11 (Tupi)	90.6
Transfer of Rights (Sul de Tupi)	8.57
Non-Contracted Area	0.83

Annual Report and Form 20-F 2025 I 74

The interest of each party in Tupi’s Shared Reservoir (AIP of Tupi) are as follows:

Partner	Interest (%) of each party in the Shared Reservoir(2)
Petrobras (operator)	67. 46
Shell	22.65
Galp	9.06
PPSA(1)	0.83

(1)    Party of Non-contracted area.

(2)    The numbers presented in the table have been rounded to two decimal places, therefore may differ from the contractual values. Differences in the sum of the numbers are due to rounding.

Tupi’s AIP does not cover the so-called Iracema reservoir, which remains with the same interests of the BM-S-11 consortium.

SAPINHOÁ

The AIP of Sapinhoá accumulations, located in the Santos Basin, has been in force since March 2018 and an amendment was approved by ANP in July 2025, concluding the first process of tract participation redetermination, that has been in force since August 2025.

The Sapinhoá joint reservoir comprises:

▪	BM-S-09 consortium contract (Sapinhoá Field), concession operated by us (45%), in partnership with Shell (30%) and Repsol Sinopec (25%);
▪	Entorno de Sapinhoá Production Sharing Contract (composed of Sudoeste de Sapinhoá, Noroeste de Sapinhoá, and Nordeste de Sapinhoá), concession operated by us 45%, in partnership with Shell (30%) and Repsol Sinopec (25%).

Contract	Interest (%) of each Contract in the Shared Reservoir(1)
BM-S-09 (Sapinhoá )	95.80
Production Sharing Contract (Entorno de Sapinhoá)	4.20

(1)      The numbers presented in the table have been rounded to two decimal places, therefore may differ from the contractual values. Differences in the sum of the numbers are due to rounding.

The interest of each party in the Sapinhoá shared reservoir are as follows:

Partner (1)	Interest (%) of each party in the Shared Reservoir
Petrobras (operator)	45
Shell	30
Repsol Sinopec	25
(1)	PPSA is the manager of the Production Sharing Contract of Entorno de Sapinhoá.

In addition to the AIPs discussed above, which were modified during 2025, the table below summarizes the most significant fields subject to AIPs to which we are party and which have not undergone any changes. This list is not exhaustive, and other fields not mentioned below may also be subject to AIPs.

Annual Report and Form 20-F 2025 I 75

Relevant Shared Reservoirs (AIPs)

AIP	Contracts	Partners (3)
Mero (2)	Mero, Sul de Mero, Norte de Mero	Petrobras* (38.60%), Shell (19.30%), TotalEnergies (19.30%), CNODC (9.65%), CNOOC (9.65%), PPSA(2) (3.50%)
Atapu (2)	Oeste de Atapu, Atapu, Atapu ECO, Norte de Atapu	Petrobras* (65.69%), Shell (16.66%), TotalEnergies (15%), Petrogal (1.70%), PPSA(2) (0.95%)
Sépia (1)	Sépia Leste, Sépia ECO, Sépia	Petrobras* (55.30%), TotalEnergies (16.91%), Petronas (12.69%), QP Brasil (12.69%), Petrogal (2.41%)
Búzios and Tambuatá (1)	Búzios, Búzios ECO (ToR Surplus), Tambuatá	Petrobras* (88.99%), CNOOC (7.34%), CNODC (3.67%)
Tartaruga verde (1)	Tartaruga Verde, Tartaruga Verde Sudoeste	Petrobras* (58.91%), Petronas (41.10%)
Brava (1)	Marlim Voador Norte de Brava	Petrobras* (100%)
Albacora pre-salt (Forno) (1)	Albacora, Norte de Brava	Petrobras* (100%)
*	Operator
(1)	PPSA is the production sharing contracts manager
(2)	PPSA is the production sharing contracts manager and representative of the Brazilian federal government for the Non-contracted area. We expect new WI percentages will be in effect in 2027, due to Non-Contracted Areas Auction held by PPSA in 2025. See “Exploration & Production – Exploration - Bidding Rounds” in this annual report for more information.
(3)	The numbers presented in the table have been rounded to two decimal places, therefore may differ from the contractual values. Differences in the sum of the numbers are due to rounding.

Production

Production Development

After declaring commerciality, we initiate production development focused on designing and contracting production systems (platforms/FPSOs), subsea systems, and drilling and completion of wells to enable efficient, safe, and timely first oil and sustained output.

We consider capital discipline a core value. Therefore, our current focus is on optimization of project expenditures. For subsea and well activities, we aim to standardize solutions, with interchangeability of assets and components across projects, early engagement of suppliers for product forecasting and a defined schedule for product platform updates, and the implementation of initiatives such as the use of integrated contracts and alignment of interests. In addition to reducing lead time and cost, this approach is also expected to result in lower project risks and increased predictability for the supply chain, as well as compliance with Local Content requirements.

Annual Report and Form 20-F 2025 I 76

We also strengthened subsea reliability through targeted R&D to identify failure mechanisms and deploy new inspection technologies, with emphasis on pipelines susceptible to CO2-induced corrosion. We expanded use of digital technologies, including Digital Twin models for SCC-CO2 and fatigue, to support life extension of pipelines. In 2025, subsea SCC-CO2-related production losses were 34% lower than forecast following inspection campaigns and engineering actions. We are also broadening the supplier base to develop special tools and flexible pipes designed to mitigate corrosion effects, including the contracting and execution of 3 three Technological Development Orders (ETECs) aimed at creating flexible pipes immune to SCC-CO₂.

Regarding new platform projects currently in the conceptual, basic, and contracting phases, optimization actions are also being implemented. The objective is to reduce the complexity of the processing modules and the weight of the units, resulting in lower investment levels while maintaining levels of capacity, efficiency, reliability, and operational safety. For example, in the SEAP FPSO projects currently under bidding, we have implemented numerous optimizations that allowed a topside weight reduction of 7,500 t and approximately 15% reduction in the investment. We also achieved weight reduction of 2,600 t in the Albacora Revit project, leading to a 7% reduction in the expected unit's investment. In Búzios 12, the topside weight reduction was on the order of 20% compared to the original assumptions.

We have achieved significant outcomes in new projects during 2025. In the first quarter of 2025, the FPSO Almirante Tamandaré began operations in the Búzios Field, in the Santos Basin, reaching its production capacity of 225 thousand barrels per day in August 2025, three months ahead of schedule compared to the 2025-2029 business plan. Subsequently, it became Petrobras’ and Brazil’s highest-producing platform, reaching approximately 240 thousand barrels per day in November and December 2025.

The Búzios 7 project, which includes not only the Almirante Tamandaré platform but also the entire subsea infrastructure such as pipelines and wells, received in October 2025 the OTC Brazil Distinguished Achievement Award for Companies from the Offshore Technology Conference, one of the most important global technology events focused on the offshore oil and gas sector.

In the second quarter of 2025, the FPSO Alexandre de Gusmão began operations in the Mero Field, more than two months ahead of schedule compared to the 2025-2029 business plan.

In December 2025, P-78, also in the Búzios Field (from Buzios 6 project), produced its first oil. The start-up of P-78 allowed for an increase of about 18% in the current installed production capacity in the Búzios field, reaching approximately 1,15 MM bpd.

We invest in technological solutions to reduce greenhouse gas emissions and strengthen our competitive position as the sector transitions to a low-carbon economy.

Annual Report and Form 20-F 2025 I 77

In the last years, we have been brought major production systems, largely in the Santos Basin Pre-salt, adding new production and injection wells. Consistent with our Business Plan, additional FPSOs are expected to be deployed to sustain growth and resilience.

Our offshore producing portfolio comprises owned and leased platforms and supporting units, reflecting scale and flexibility in operations.

Key FPSOs achieved or are progressing toward maximum production capacity, with recent ramp-ups supporting operational efficiency; additional units are expected to reach capacity in line with project schedules.

SYSTEMS INSTALLED IN THE PREVIOUS FIVE YEARS

Start up (year)	Basin	Field/Area	Production unit	Crude oil nominal capacity (bbl/d)	Gas nominal capacity (mmcf/d)	Water depth (meters)	Fiscal regime	Main production source	Type
2025	Santos	Búzios	Almirante Tamandaré	225,000	423.8	1,985	Transfer Rights/ Production Sharing/ Concession	Pre-salt	FPSO
	Santos	Búzios	Petrobras 78	180,000	254.3	2,030	Transfer Rights/ Production Sharing/ Concession	Pre-salt	FPSO
	Santos	Mero	Alexandre de Gusmão	180,000	423.8	1,890	Production Sharing	Pre-salt	FPSO
2024	Santos	Mero	Duque de Caxias	180,000	423.8	2,070	Production Sharing	Pre-salt	FPSO
	Campos	Jubarte	Maria Quitéria	100,000	176.6	1,385	Concession	Pre-Salt	FPSO
2023	Santos	Mero	Sepetiba	180,000	423.8	2,000	Production Sharing	Pre-salt	FPSO
	Campos	Marlim	Anita Garibaldi	80,000	247.2	670	Concession	Pre-salt/ Post-salt	FPSO
	Campos	Marlim	Ana Nery	70,000	141.3	927	Concession	Post-salt	FPSO
	Santos	Búzios	Almirante Barroso	150,000	211.9	1,900	Transfer of Rights/ Production Sharing/ Concession	Pre-salt	FPSO
2022	Santos	Itapu	P-71	150,000	211.9	2,010	Transfer of Rights/ Production Sharing	Pre-salt	FPSO
	Santos	Mero	Guanabara	180,000	423.8	1,930	Production Sharing	Pre-salt	FPSO
2021	Santos	Sépia	Carioca	180,000	211.9	2,200	Transfer of Rights/ Production Sharing/ Concession	Pre-salt	FPSO

Annual Report and Form 20-F 2025 I 78

MAIN SYSTEMS TO BE INSTALLED IN THE NEXT YEARS

Start up (Expected year)	Basin	Field/Area	Production unit	Crude oil nominal capacity (bbl/d)	Gas nominal capacity (mmcf/d)	Water depth (meters)	Fiscal regime	Main production source	Type
2026	Santos	Búzios 8	Petrobras 79	180,000	254.3	1,770	Transfer of Rights/ Production Sharing/ Concession	Pre-salt	FPSO
2027	Santos	Búzios 9	Petrobras 80	225,000	423.8	2,100	Transfer of Rights/ Production Sharing/ Concession	Pre-salt	FPSO
	Santos	Búzios 10	Petrobras 82	225,000	423.8	1,880	Transfer of Rights/ Production Sharing/ Concession	Pre-salt	FPSO
	Santos	Búzios 11	Petrobras 83	225,000	423.8	2,045	Transfer of Rights/ Production Sharing/ Concession	Pre-salt	FPSO
2028	Campos	Raia	FPSO Raia	126,000	565.0	2,750	Concession	Pre-salt	FPSO
2029	Santos	Atapu 2	Petrobras 84	225,000	353	2,300	Transfer of Rights/ Production Sharing/ Concession	Pre-salt	FPSO
2030	Santos	Sépia 2	Petrobras 85	225,000	353	2,150	Transfer of Rights/ Production Sharing/ Concession	Pre-salt	FPSO
	Santos	SEAP 2	Petrobras 87	120,000	424	2,550	Concession	Post-salt	FPSO
2031+	Campos	Albacora	Petrobras 88	120,000	211.9	670	Concession	Post-salt and Pre-salt	FPSO
	Santos	SEAP 1	Petrobras 81	120,000	353	2,550	Concession	Post-salt	FPSO
	Santos	Búzios 12	Petrobras 91	180,000	To be defined	1,960	Transfer of Rights/ Production Sharing/ Concession	Pre-salt	FPSO

Annual Report and Form 20-F 2025 I 79

The projects Revit Albacora, Mero Extensão, Revit Tupi, Sirius, Entorno do Forno, ICSPB, Marlim Sul e Marlim Leste and Barracuda e Caratinga are under study.

Decommissioning

We extend asset life where economically and operationally viable by prioritizing recovery factor improvements and portfolio value. When extension is no longer feasible, we have a structured project management approach to optimize the decommissioning process, ensuring efficiency and compliance, as well as evaluating reuse potential.

Decommissioning activities include platform disposal, subsea system demobilization, and plug and abandonment (P&A) of wells.

Since 2023, following auctions for the sale of platforms P-32 and P-33 (Campos Basin), we incorporated ESG criteria into decommissioning-related sales, including shipyard operating licenses covering dismantling, installed capacity for temporary storage and material handling, contingency and emergency planning, and occupational safety requirements.

The P-32 platform is undergoing dismantling at Rio Grande Shipyard, with an advance of approximately 50%, P-33 platforms is at Port of Açu berthing area awaiting delivery to initiate the recycling process and P-26 is at the Port of Açu pending final disposal.

We monitor recycling execution to verify adherence to defined technical criteria.

In 2025, we sold and disposed of 40.0 thousand tons of flexible lines for recycling to improve storage efficiency and sustainability. We also established disposal criteria for 33.6 thousand tons of ferrous scrap, prioritizing electric-furnace routes to support emissions reductions in downstream steelmaking.

In 2025, we executed 39 offshore well abandonments (including suspensions and permanent abandonments). The increase of this activity reflects the start of the campaign on platform wells, and maintenance of activity level of subsea wells abandonment.

Annual Report and Form 20-F 2025 I 80

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

DRILLING UNITS IN USE BY EXPLORATION & PRODUCTION AS OF DECEMBER 31, 2025(1)

	2025		2024		2023
	Leased	Owned	Leased	Owned	Leased	Owned
Brazil	36	0	28	0	27	0
Onshore(2)	2	0	0	0	2	0
Offshore, by water depth (WD)	34	0	28	0	25	0
Jack-up rigs	2	0	0	0	0	0
Floating rigs	32	0	28	0	25	0
500 to 999 meters WD	1	0	1	0	1	0
1,000 to 1,999 meters WD	0	0	0	0	0	0
2,000 to 3,200 meters WD	31	0	27	0	24	0
Outside Brazil	2	0	1	0	0	0
Onshore	0	0	0	0	0	0
Offshore	2	0	1	0	0	0
WORLDWIDE	38	0	29	0	27	0

(1) In operated fields.

(2) Does not consider onshore workover rigs, not used for drilling.

To support subsea development and tie-backs, we deployed specialized vessels (including Pipe Laying Support Vessels – PLSVs). As of December 31, 2025, 16 PLSVs were in use, supporting connection of wells to production systems in the Pre-salt. We adjust fleet size to operational needs to sustain production efficiency.

Logistics are critical to Exploration & Production: materials and chemical products are transported by sea and personnel by air to sustain continuous offshore operations.

In 2025, we delivered 3.17 million tons of materials and transported 1.14 million passengers to platforms along the Brazilian coast. As of December 31, 2025, our logistics capacity comprised 86 Platform Supply Vessels (PSVs), 87 helicopters and one aircraft, sufficient to meet operational needs.

Annual Report and Form 20-F 2025 I 81

Mero field

Mero is a field located in the ultra-deep waters of the Santos Basin, in the Pre-Salt layer, with medium oil quality and low sulfur content. The project faces notable challenges, considering the high gas/oil ratio (415 std m³/std m³) and CO2 content in the associated gas (44%). The Shared Deposit of Mero includes the concessions of Mero, South Mero, and North Mero, and our stake in the shared deposit at the end of 2025 is 38.6%. In December 2025 we have acquired the rights and obligations of the Union in Mero at the non-contracted areas auction held by Pré-Sal Petróleo S.A.- PPSA, as detailed in “Bidding Rounds.’’ For information on unitization agreements, see “Exploration & Production – Exploration - Shared reservoirs: deposits between different fields” in this annual report.

We operated an oil production in the Mero field at 550.8 mbpd in 2025, and our own production was 176.2 mbpd.

Mero first oil came online in 2017, using the FPSO Pioneiro de Libra, which has a production capacity of 50 kbpd of oil and processes 4 million m³/d of gas.

Besides the FPSO Pioneiro de Libra, the final production setup for the Mero field includes FPSOs Guanabara, Sepetiba, Marechal Duque de Caxias and Alexandre de Gusmão, all already operating. The latest unit installed was the FPSO Alexandre de Gusmão, in 2025.

To boost production, in 2024 we increased the capacity of the FPSO Guanabara from 180 kbpd to 185 kbpd. In 2025 we increased the capacities of FPSO Sepetiba and FPSO Marechal Duque de Caxias from 180 kbpd to 185kbpd and 200 kbpd, respectively.

In 2025, the five operational units produced 13 billion m³ of associated gas, of which 91% was reinjected into the reservoir, along with 5.4 billion m³ of CO2.

New technologies

We applied new technologies in the Mero field, notably HISEP™ and PRM.

HISEP™ is an innovative subsea separation technology designed to separate high-CO2 gas from the produced reservoir fluid, at the seabed. This technology will operate under high pressure and will use centrifugal pumps to reinject the separated gas flow directly back into the reservoir. By removing gas with high CO2 content, HISEP™ will increase the efficiency of the separation process and reduce emissions per boe, making it a promising carbon capture system.

HISEP™ aims to eliminate bottlenecks in the gas processing plant on the topside and to extend the oil production plateau by reducing the gas-oil ratio (GOR) of the oil that arrives at the FPSO unit. Additionally, the technology offers a solution to the challenges posed by high GOR, high CO2 content and high productivity in ultra-deepwater offshore reservoirs, especially in the Brazilian Pre-Salt. We will connect the HISEP™ pilot to the FPSO Marechal Duque de Caxias in 2028.

Permanent Reservoir Monitoring (PRM) will provide deeper insight into fluid distribution in the reservoir through data acquisition. It will also improve oil production efficiency in the Mero field. It incorporates state-of-the-art 4D seismic monitoring technologies, using seismic data acquired in different dates to track reservoir behavior over time. The system includes a network of optical fibers connected to the FPSO Sepetiba and FPSO Marechal Duque de Caxias and our offices, and will allow remote and instantaneous access to reservoir data. The first seismic acquisition with PRM is scheduled for 2026.

Annual Report and Form 20-F 2025 I 82

Production

In 2025, our total oil and gas production, including NGL, was 2.99 mboed, an increase of 10.8% compared to the previous year. We had an increase in our own production in the Santos Basin fields, especially Búzios, Mero, and Tupi, and in the Campos Basin, particularly in the Jubarte field. The higher production was supported by the start-up of new FPSOs in the Santos Basin, new wells from complementary projects, improved operational efficiency, and greater availability of the Boaventura Energy Complex.

In the Búzios field, production increased throughout 2025 mainly due to the ramp-up of production at the FPSO Almirante Tamandaré, and the increased capacity of this unit and the FPSO Almirante Barroso.

The FPSO Almirante Tamandaré has a nominal capacity of 225 kbpd of oil, and was authorized in September 2025 to operate at a capacity of 270 kbpd. On October 9, 2025 it reached a daily oil production of 250 kbpd, and on October 25, 2025 recorded an instantaneous flow of 270 kbpd. This initiative is part of a series of actions we have implemented to increase production through efficiency gains. All these actions follow strict safety protocols and are preceded by thorough engineering analyses and the due approvals from regulatory bodies.

In 2025, the FPSO Alexandre de Gusmão began operating in the Mero field, while the FPSO Duque de Caxias ramped up production, finishing the year with five producing wells online. We also connected new wells to FPSO Sepetiba and FPSO Guanabara.

To boost production, in 2025 we increased the capacity of the FPSO Marechal Duque de Caxias from 180 kbpd to 200 kbpd.

In the Santos Basin, there was also an increase in production in the Shared Deposit of Tupi and Iracema Area, with the connection of seven new wells and improvement of efficiency.

In the Campos Basin, there was a 20% increase in oil production, mainly due to the ramp-up of the FPSOs Maria Quitéria (Jubarte field), Anna Nery and Anita Garibaldi (Marlim field), in addition to the lower volume of losses due to maintenance. In total, the was 34 new wells: 22 production wells and 12 injection wells.

OIL AND GAS PRODUCTION

	2025	2024	2023	2025 vs 2024
Crude oil and natural gas – Brazil (mboed)	2,960	2,664	2,748	+11%
Onshore and Shallow Water (mbbl/d)(1)	35	34	43	+3%
Post-salt deep and ultra-deepwaters (mbbl/d)	340	305	382	+11%
Pre-salt (mbbl/d)	2,020	1,813	1,806	+11%
Crude oil - Brazil (mbbl/d)(2)	2,396	2,152	2,231	+11%
Natural gas - Brazil (mboed)	564	512	516	+10%
Crude oil and natural gas – Abroad(3) (mboed)	30	34	35	-12%
Commercial production (mboed)	2,623	2,352	2,444	+11%
TOTAL	2,990	2,698	2,782	+11%

(1) Shallow waters production: 3 mboed in 2025, 1 mboed in 2024 and 7 mboed in 2023.

(2) Including NGL.

(3) Includes the proportional production of our equity method investees, based on the percentage of our interest in these entities.

The increase in pre-salt oil production mainly corresponds to production growth at the Búzios, Tupi, and Mero fields in the Santos Basin, and new wells in the Campos Basin. The pre-salt layer contains large accumulations of light oil, of excellent quality and high commercial value.

The increase in post-salt production corresponds to growth at the Jubarte and Marlim fields, in the Campos Basin.

Annual Report and Form 20-F 2025 I 83

Shallow-water and onshore oil production rose 3.5% to 35.5 mbbl/d, driven by new wells in Bahia, efficiency improvements in the Urucu Compressor Cluster and reduced losses in wells in Bahia.

Natural gas production in Brazil, which includes volumes used for reinjection, flaring, and consumption, in addition to the volume available for sale, was 564 kboed, 10% higher than in 2024, mainly due to increased gas production from pre-salt units.

Total commercial production considers oil, NGL, and natural gas available for sale. It was 2,623 kboed, higher than in 2024, due to increased production of oil, NGL, and commercial gas, with the operational increment of the Boaventura Energy Complex.

Of the 2,990 mboed produced, 2,960 mboed were produced in Brazil, and 30.4 mboed abroad. Production abroad was lower by 3.4 mboed compared to 2024, reflecting the natural decline of fields.

Achievement of 2025 Production Target

We surpassed our production targets for oil production, exceeding the upper limit of the targets (+4%) set in its 2025-2029 Business Plan. We surpassed the goals for oil and NGL production; oil, NGL and commercial gas production; and oil, NGL and total gas production.

PRODUCTION TARGETS FOR 2025 (mmboed)

Production	Performed	Goal
Oil and NGL	2.4	2.3
Oil, NGL and commercial gas	2.6	2.5
Total production Oil and Gas	3.0	2.8

We set new annual records for own and operated total pre-salt production, with 2.4 million boed and 3.8 million boed, respectively. Pre-salt production volume represents 82% of our total production.

This result demonstrates our commitment to meeting our goals, which have been reached by with the integrated effort of the entire company.

Lifting Cost

In 2025, our Lifting Cost (Brazil), without government participation or leases, was US$ 6,4 per boe, which represents a 5% increase from the 2024 cost of US$ 6,1 per boe. Including leases, our lifting cost in 2025 was US$9,1 per boe, which represents a 6% increase from the 2024 cost of US$ 8,6 per boe.

Annual Report and Form 20-F 2025 I 84

MAIN PRODUCTION FIELDS

			Production units
Basin	Shared Reservoir	Main source	Owned	Capacity (mbbl/d)	Leased	Capacity (mbbl/d)	Interest (%) of each party in the Shared Reservoir	API Gravity(1)	Sulfur content(2)	2025 oil production (mbbl/d)(3)
Santos	Búzios	Pre-salt	4	4 units with 150	1	1 unit with 150	Petrobras (89%) CNOOC (7.3%) CNODC (3.7%)	Medium	Sweet	663
Santos	Tupi/Iracema	Pre-salt	3	3 units with 150	6	1 unit with 100 1 unit with 120 4 units with 150	Petrobras (67.22%) Shell (23.02%) Petrogal (9.21%) PPSA (0.55%)	Medium	Sweet	560
Santos	Mero	Pre-salt	—	—	5	4 units with 180 1 unit with 150	Petrobras (38.60%) Shell (19.30%) TotalEnergies (19.3%) CNODC (9.65%) CNOOC (9.65%) PPSA (3.5%)	Medium	Sweet	176
Campos	Jubarte	Pre-salt/Post-Salt	2	2 units with 180	2	1 unit with 100 1 unit with 110	Petrobras (100%)	Medium (80%), Heavy (20%)	Sweet (80%), Sour (20%)	153
Santos	Itapu	Pre-salt	1	1 unit with 150			Petrobras (100%)	Medium	Sweet	145
Santos	Atapu	Pre-salt	1	1 unit with 150	—	—	Petrobras (65.69%) Shell (16.66%) TotalEnergies (15%) Petrogal (1.7%) PPSA (0.95%)	Medium	Sweet	85
Santos	Sépia	Pre-salt	—	—	1	1 unit with 180	Petrobras (55.3%) TotalEnergies (16.91%) Petronas (12.69%) QP Brasil (12.69%) Petrogal (2.41%)	Medium	Sweet	77
Campos	Roncador	Post-salt	4	3 units with 180 1 unit with 190	—	—	Petrobras (75%) Equinor (25%)	Medium (36%), Heavy (64%)	Sour	63
Campos	Marlim Sul	Post-salt	3	1 unit with 140 1 unit with 180 1 unit with 200	—	—	Petrobras (100%)	Medium (71%), Heavy (29%)	Sweet (39%), Sour (61%)	63
Santos	Sapinhoá	Pre-salt	—	—	2	2 units with 150	Petrobras (45%) Shell (30%) Repsol Sinopec (25%)	Medium	Sweet	52
Other Pre and Post-salt fields										331
Onshore										35
Shallow waters										1
TOTAL										2,404

(1) We are reporting the oil produced as a classification of API Gravity and Sulphur Content, as it presents a clearer indication of the market value of each oil produced. Heavy oil: 10 ≤ API < 22; Medium oil: 22 ≤ API < 31; Light Oil: API ≥ 31.

(2) Sweet: oil with less than 0.5% sulfur (% m/m). Sour: oil with or more than 0.5% sulfur (% m/m).

(3) Includes only Petrobras production.

Annual Report and Form 20-F 2025 I 85

Annual Report and Form 20-F 2025 I 86

Búzios field

The Búzios field, the largest ultra-deepwater oil field in the world, is located in the Santos Basin in the pre-salt layer, producing medium-quality oil with low sulfur content. It is a highly competitive asset with reduced extraction costs and minimized emissions. The Búzios Shared Deposit includes the Búzios, Búzios ECO, and Tambuatá concessions, with Petrobras holding an 89% interest in the deposit, which is expected to change in 2027. For more information on Buzios and Tambuatá, see “Exploration & Production – Exploration - Shared reservoirs: deposits between different fields” in this annual report.

In 2025, Petrobras-operated oil production in the Buzios Shared Reservoir reached 758 kbpd, 115 kbpd above the 2024 volume. Our oil production was 668 kbpd compared to 567 kbpd in 2024. Petrobras-operated natural gas production was 33.0 million m³/d. Our gas production in the field was 29.1 million m³/d, compared to 23.9 million m³/d in 2024.

The year 2025 marked important achievements, including a daily gas export record of 10.6 million m³/day on August 20, 2025 and a daily operated production record of 1,007 kbpd on October 29, 2025. In the same months, monthly export and operated production records were achieved, with 8.2 million m³/day for August 2025 and 890 kbpd for October 2025, respectively. It is noteworthy that as of December 31, 2025, the cumulative production totaled 1,400 million barrels of oil (MMbbl).

The field development plan foresees the installation of 12 FPSOs. By 2024, the P-74, P-75, P-76, P-77, and Almirante Barroso units were already operational. In February 2025, the FPSO Almirante Tamandaré began operation, the first high-capacity platform installed in Búzios, with a design for 225 kbpd and processing 12 million m³/day of gas. On December 31, 2025, the FPSO P-78 started production, with a capacity of 180 kbpd and compression of 7.2 million m³/day, while the FPSO P-79, with similar capacity, is planned for 2026. Three new units, P-80, P-82, and P-83, are under construction for installation in 2027, and the Búzios 12 project, to start after 2031, will strengthen the field’s strategic position.

Petrobras has prioritized high-capacity, efficient, and low-cost units, focusing on operational optimization and cost reduction. In 2024, the nominal oil production capacity of the FPSO Almirante Barroso increased from 150 kbpd to up to 173.4 kbpd. the FPSO reached a production peak of 168 kbpd on December 5, 2025. The FPSO Almirante Tamandaré reached its nominal capacity of 225 kbpd in August 2025, with only five wells and six months after starting production. The platform’s capacity was subsequently expanded to up to 270 kbpd, reaching 257 kbpd on October 10, 2025, consolidating it as the largest Petrobras and Brazil oil production installation. All capacity increases follow rigorous safety and environmental standards and are only implemented after regulatory authorization. It is noteworthy that the FPSO Almirante Tamandaré and future new platforms feature advanced emission reduction technologies, aligning with the company’s sustainability goals.

For more information on our production of crude oil and natural gas by geographic area in 2025, 2024 and 2023, see Exhibit 15.3 to this annual report.

Annual Report and Form 20-F 2025 I 87

Other fields in Santos and Campos basin

Tupi is located in the ultra-deep waters of the Santos Basin, in the Pre-Salt layer, with medium oil and low sulfur content. The Shared Deposit of Tupi and Iracema Area includes the concessions of Tupi, South Tupi, and East Tupi, and our stake in the shared deposit at the end of 2025 is 67.457% (our stake changed in 2025, as detailed in the “Shared Deposits” section). Considering the Shared Deposit of Tupi and the Iracema area, the average operated production in 2025 was 838.2 kbpd. The planned FPSOs Cid. Angra dos Reis, Cid. Paraty, Cid. Maricá, Cid. Saquarema, P-66, P-67, P-69, FPSO Cidade Mangaratiba, and FPSO Cid Itaguaí are already installed, and our focus is to continue producing sustainably and generating value for society.

Jubarte is a field in the Campos Basin, off the coast of Espírito Santo, with reservoirs in both pre-salt and post-salt layers. There, we operate the FPSO Maria Quitéria, P-58, P-57 and FPSO Cidade de Anchieta. Marlim is a field with post-salt reservoirs in the Basin, off the coast of the state of Rio de Janeiro. We operate the FPSOs Anna Nery and Anita Garibaldi, which replaced 9 platforms operating in the field, with lower costs and lower emissions per boe produced. On March 16, 2026, we notified Petronas Petróleo Brasil of our decision to exercise our right to acquire 50% interests of Tartaruga Verde and Espadarte – Module III fields. For further information on this acquisition, please see "Mergers and Acquisitions" in this annual report

Customers and Competitors

One of our most representative operations in terms of volume and profitability is crude oil, which is sold both on the spot-market and through long-term contracts. In 2025, the total volume of crude oil sold was approximately 935 thousand barrels per day (mbbl/d), considering both the external and domestic markets together. Our portfolio includes around 70 clients, including refineries that regularly process or have processed Brazilian oils, distributed across Asia, Europe, the Americas, and Africa.

Annual Report and Form 20-F 2025 I 88

In 2025, we remain one of the most important exporters of low sulfur fuel oil in the world, even with an increased share of the high-sulfur grade in our portfolio. Our fuel oil is available in major market hubs such as Singapore, the Arabian Gulf, the Mediterranean, Northwest Europe, the west coast of Africa, Panama, the Caribbean and China. Our counterparties include major companies, trading companies and barging companies. We have sold fuel oil to more than 20 different companies this year.

Aligned with our strategy to develop new products for a low-carbon market, we also began selling bunker (which is considered a type of fuel oil blended to meet market specification to be use as a marine fuel) with renewable content in the Asian market in 2025. This bio-blended bunker is formulated using VLSFO (Very Low Sulfur Fuel Oil) and renewable material derived from processed used cooking oil (UCO).

In the exploration and production industry, we face competition to gain access to new exploratory assets. In Brazil, the bidding rounds conducted by the ANP are auctions through which the Brazilian federal government grants the right to explore and produce oil and natural gas. For information on the acquisition of exploratory blocks, see “Exploration & Production – Exploration - Bidding Rounds” in this annual report for more information.

In 2024. ANP has not offered bidding rounds.

In 2025, ANP offered the bidding rounds in 5th cycle of the Open Acreage – Concession, in which we acquired 13 blocks, with our partners. Other operators acquired 21 blocks. Also, in 2025 ANP offered the bidding rounds in the 3rd Cycle of the Open Acreage -Production Sharing. We, with our partners, acquired two blocks, and other operators acquired three blocks.

Pré-Sal Petróleo S.A. (PPSA) offered in 2025 bidding rounds for Non-Contracted Areas. We acquired, together with our partners, two blocks. No other operator submitted proposals for the acquisition of blocks.

Annual Report and Form 20-F 2025 I 89

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

We estimate reserves based on forecasts of field production, which depends on an array of technical information, such as seismic surveys, well logs and tests, rock and fluid samples, and geoscience, engineering and economic data. All reserve estimates involve some degree of uncertainty. The uncertainty depends primarily on the amount of reliable geoscience and engineering data available at the time of the estimate and the interpretation of that data. Our estimates are thus made using the most reliable data and technology available at the time of the estimate, in accordance with the best practices in the oil and gas industry and SEC rules and regulations.

Thus, the reserve estimation process begins with an initial evaluation of our assets by geophysicists, geologists and engineers. Reserves managers are responsible for overseeing the assets reserves evaluation in each business unit in Brazil and the corporate reserves team provide guidance for reserves estimates in compliance with SEC requirements to the asset teams. General managers are responsible for the assets reserves of our business units in Brazil and executive officers of companies outside Brazil where we have interests are responsible for regional reserves estimates in compliance with SEC requirements. The corporate reserves team is responsible for consolidating our reserves estimates, standardized measures of discounted net cash flows, and other information related to proved oil and gas reserves. Our reserves estimates are approved by the company’s Executive Officers and subsequently reported to the Board of Directors.

The technical person primarily responsible for overseeing our reserves' preparation is the corporate reserves team manager, who has 23 years of experience in the oil and gas industry and holds a bachelor's degree in civil engineering from Federal University of Juiz de Fora, a specialization in Petroleum Engineering from Petrobras University and a MBA in Oil and Gas Management from Fundação Getúlio Vargas.

D&M conducted a reserves evaluation of 93.6% of our proved crude oil, condensate and natural gas reserves as of December 31, 2025 in Brazil. The amount of reserves reviewed by D&M corresponds to 93.2% of our total Proved Reserves company-wide on an equivalent barrel basis. For disclosure describing the qualification of D&M’s technical person primarily responsible for overseeing our reserves evaluation, see Exhibit 99.1 to this annual report.

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

Annual Report and Form 20-F 2025 I 90

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

Our proved oil, condensate and natural gas reserves as of December 31, 2025 were estimated at 12,112 million boe. This estimate includes reserves related to our interest in equity method investees, which represents 0.1% of our reserves.

PROVED RESERVES [1] (million boe)

10,921
11,386
12,112
12,000
10,000
8,000
6,000
4,000
2,000
0
48
1,663
9,210
46
1,707
9,634
54
1,950
10,108
2023
2024
2025
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

Annual Report and Form 20-F 2025 I 91

In 2025, we incorporated 1,691 million boe of Proved Reserves, including the:

▪	addition of 1,149 million boe, due to the performance of assets, mainly in Búzios, Tupi, Itapu and Mero fields in Santos Basin, and other revisions, discoveries and extensions;
▪	addition of 542 million boe, mainly associated to the development project of Budião, Budião Noroeste and Budião Sudeste fields in the deep waters of Sergipe-Alagoas Basin, and to new wells mostly in Búzios, Tupi, Marlim Sul and Jubarte fields in Santos and Campos basins.

We did not have relevant changes related to the variation in the oil price.

Annual Report and Form 20-F 2025 I 92

Proved Undeveloped Reserves

As of December 31, 2025, our Proved Undeveloped Reserves were estimated at 5,751 million boe, a net increase of 4% when compared to 2024 year-end.

In 2025, we incorporated 1,273 million boe of Proved Undeveloped Reserves, including the:

▪	addition of 737 million boe, due to the performance of assets, mainly in Búzios and Mero fields in Santos Basin, and other revisions, discoveries and extensions;
▪	addition of 536 million boe, due to the development project of Budião, Budião Noroeste and Budião Sudeste fields in the deep waters of Sergipe-Alagoas Basin, and to new wells mainly in Búzios, Tupi, Marlim Sul and Jubarte fields in Santos and Campos basins.

The additions in our Proved Undeveloped Reserves were partially offset by the conversion of 1,036 million boe of Proved Undeveloped Reserves to Proved Developed Reserves, mainly as a result of FPSO Almirante Tamandaré and P-78 start-up in Búzios field, FPSO Alexandre de Gusmão start-up in Mero field, and the ramp up of FPSO Anna Nery and FPSO Anita Garibaldi in Marlim field, in Campos Basin.

(1) Apparent differences in the sum of the numbers are due to rounding.

As of December 31, 2025, 6.4% (370 million boe) of our Proved Undeveloped Reserves have remained undeveloped for five years or more, mainly due to the inherent complexity of deep and ultra-deepwater development projects in giant fields, particularly in the Santos and Campos basins, in which we are investing in the required infrastructure.

In 2025, we invested a total of US$16.8 billion in development projects, of which 99.93% was invested in Brazil.

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

Annual Report and Form 20-F 2025 I 93

Oil and Gas Additional Information

The following tables show (i) the number of gross and net productive oil and natural gas wells and (ii) total gross and net developed and undeveloped oil and natural gas acreage in which we had interests as of December 31, 2025. A gross well or acre is a well or acre where we own an interest, while the number of net wells or acres is the sum of fractional interests in gross wells or acres.

We do not have any material acreage expiring before 2035.

GROSS AND NET PRODUCTIVE WELLS

	As of December 31, 2025
	Oil		Natural Gas
	Gross	Net	Gross	Net
Consolidated subsidiaries
Brazil	770	716	88	84
South America (outside of Brazil)	31	10.42	170	57.07
Total consolidated	801	726.42	258	141.07
Equity method investees
North America	45	1.67	1	0.06
Total equity method investees	45	1.67	1	0.06
TOTAL GROSS AND NET PRODUCTIVE WELLS	846	728.09	259	141.13

GROSS AND NET DEVELOPED AND UNDEVELOPED ACREAGE (in acres)

	As of December 31, 2025
	Developed acreage		Undeveloped acreage
	Gross	Net	Gross	Net
Consolidated
Brazil	3,056,595	2,601,337	838,069	613,121
South America (outside of Brazil)	4,006	1,346	2,130	716
Total consolidated	3,060,601	2,602,683	840,199	613,837
Equity method investees	25,923	2,642	105,333	10,974
North America	25,923	2,642	105,333	10,974
Total equity method investees	25,923	2,642	105,333	10,974
TOTAL GROSS AND NET ACREAGE	3,086,523	2,605,325	945,532	624,811

Annual Report and Form 20-F 2025 I 94

For “net” figures, we used our interest held on December 31, 2025. Gross and net developed and undeveloped acreage presented in this table does not include exploratory areas.

The following table sets forth the number of net productive and dry exploratory and development wells drilled in the last three years.

NET PRODUCTIVE AND DRY EXPLORATORY AND DEVELOPMENT WELLS

	2025	2024	2023
Net productive exploratory wells drilled
Consolidated subsidiaries
Brazil	6.89	2.60	1.80
South America (outside of Brazil)	0.77	1.45	—
Total consolidated subsidiaries	7.66	4.05	1.80
Equity method investees
North America(1)	—	—	—
Total productive exploratory wells drilled	7.66	4.05	1.80
Net dry exploratory wells drilled
Consolidated subsidiaries
Brazil	0.5	2.80	—
South America (outside of Brazil)	0.88	—	—
Africa	0.45	—	—
Total consolidated subsidiaries	1.83	2.80	—
Equity method investees
North America(1)	—	—	—
Total dry exploratory wells drilled	1.83	2.80	—
TOTAL NUMBER OF NET EXPLORATORY WELLS DRILLED	9.49	6.85	1.80
Net productive development wells drilled
Consolidated subsidiaries
Brazil	58.7	35.33	30.50
South America (outside of Brazil)	0.66	3.36	3.70
Africa	—	—	—
Total consolidated subsidiaries	59.33	38.69	34.20
Equity method investees
North America(1)	0	0.07	0.14
Total productive development wells drilled	59.33	38.76	34.34
Net dry development wells drilled
Consolidated subsidiaries
Brazil	—	—	—
South America (outside of Brazil)	—	—	—
Total consolidated subsidiaries	—	—	—
Equity method investees	—
North America(1)	—	—	—
Total dry development wells drilled	—	—	—
TOTAL NUMBER OF NET DEVELOPMENT WELLS DRILLED	59.33	38.76	34.34
(1)	Due to the joint venture formed by Petrobras America Inc. and Murphy Exploration & Production Company, information regarding Proved Reserves, acreage and wells in the United States are reported in the “equity method investees” section. For “net” figures, we used the interest held as of December 31, 2025.

Annual Report and Form 20-F 2025 I 95

The following table summarizes the number of wells in the process of being drilled as of December 31, 2025.

NUMBER OF WELLS BEING DRILLED AS OF DECEMBER 31, 2025

	Gross	Net
Consolidated Subsidiaries
Brazil	10	8.88
International	1	0.44
South America (outside of Brazil)	1	0.44
North America	—	—
TOTAL WELLS DRILLING	11	9.32

The following table sets forth our average sales prices and average production costs by geographic area of production and by product type for the last three years.

AVERAGE SALES PRICES AND AVERAGE PRODUCTION COSTS (US$)

	South America		Total
	Brazil	South America (outside of Brazil)
2025
Average sales prices
Oil and NGL, per barrel	66.18	47.79	66.17
Natural gas, per thousand cubic feet(1)	9.22	2.93	8.83
Average production costs, per barrel – total(2)	5.67	5.41	5.67
2024
Average sales prices
Oil and NGL, per barrel	75.05	54.50	75.04
Natural gas, per thousand cubic feet(1)	10.38	3.00	9.88
Average production costs, per barrel – total(2)	6.05	5.25	6.05
2023
Average sales prices
Oil and NGL, per barrel	79.09	50.75	79.07
Natural gas, per thousand cubic feet(1)	11.37	3.46	10.92
Average production costs, per barrel – total(2)	5.59	5.24	5.59
(1)	The volumes of natural gas used in the calculation of this table are the production volumes of natural gas available for sale and are also shown in the production table above. Natural gas amounts were converted from bbl to cubic feet in accordance with the following scale: one bbl = six cubic feet.
(2)	Lifting costs.

For information about our capitalized exploration costs, see Note 26 to our audited consolidated financial statements and the unaudited supplementary information on oil and gas exploration and production contained therein.

Annual Report and Form 20-F 2025 I 96

Refining, Transportation & Marketing

In 2025, we processed 1,670 mbbl/d of oil in our refineries (including oil and LNG and excluding Natural Gasoline – C5+), producing 1,732 mbbl/d of oil products. Feedstock was 92% Brazilian crude and 8% imported crude, with sales in Brazil and abroad.

We maintain interests in petrochemical companies and fertilizer assets in Brazil.

Overview

Our net crude distillation capacity is 1,813 mbbl/d across 10 refineries in Brazil, representing approximately 79% of Brazil's refining capacity per ANP's 2025 statistical yearbook.

We operate a pipeline and terminal network and a shipping fleet serving Brazilian and global markets. Through Transpetro we operate 35 owned terminals and we use capacity at 18 third-party terminals; Transpetro also operates seven additional third-party terminals.

OUR OWN REFINERIES AND TERMINALS*

Refineries

LUBNOR
(Refinaria Lubrificantes e Derivados do Nordeste)
- Start Operation: **1966**
- Crude Distillation Capacity: **8 mbbl/d**
- API Gravity: **16.8**

RNEST
(Abreu e Lima)
- Start Operation: **2014**
- Crude Distillation Capacity: **88 mbbl/d**
- API Gravity: **23.2**

REGAP
(Gabriel Passos)
- Start Operation: **1968**
- Crude Distillation Capacity: **157 mbbl/d**
- API Gravity: **27.2**

REDUC
(Duque de Caxias)
- Start Operation: **1961**
- Crude Distillation Capacity: **239 mbbl/d**
- API Gravity: **29.2**

REPAR
(Presidente Getúlio Vargas)
- Start Operation: **1977**
- Crude Distillation Capacity: **208 mbbl/d**
- API Gravity: **27.8**

REFAP
(Alberto Pasqualini)
- Start Operation: **1968**
- Crude Distillation Capacity: **201 mbbl/d**
- API Gravity: **29.7**

RPBC
(Presidente Bernardes)
- Start Operation: **1955**
- Crude Distillation Capacity: **170 mbbl/d**
- API Gravity: **27.0**

REVAP
(Henrique Lage)
- Start Operation: **1980**
- Crude Distillation Capacity: **252 mbbl/d**
- API Gravity: **26.4**

REPLAN
(Paulínia)
- Start Operation: **1972**
- Crude Distillation Capacity: **434 mbbl/d**
- API Gravity: **27.5**

RECAP
(Capuava)
- Start Operation: **1954**
- Crude Distillation Capacity: **57 mbbl/d**
- API Gravity: **30.9**

Terminals

- COARI
- BELÉM
- SÃO LUIS
- MUCURIPE
- SUAPE
- BRASÍLIA
- SENADOR CANEDO
- UBERABA
- UBERLÂNDIA
- BARRA DO RIACHO
- VITÓRIA
- BARUERI
- CUBATÃO
- GUARAREMA
- GUARULHOS
- PAULÍNIA
- RIBEIRÃO PRETO
- SÃO CAETANO DO SUL
- SANTOS
- SÃO SEBASTIÃO
- ANGRA DOS REIS
- CABIÚNAS
- ILHA D'ÁGUA
- ILHA REDONDA E ILHA COMPRIDA**
- CAMPOS ELÍSEOS
- JAPERI
- VOLTA REDONDA
- PARANAGUÁ
- BIGUAÇU
- GUARAMIRIM
- ITAJAÍ
- SÃO FRANCISCO DO SUL
- NITERÓI
- OSÓRIO
- RIO GRANDE

*Operated by Transpetro, a 100% Petrobras subsidiary.

Annual Report and Form 20-F 2025 I 97

Main Assets

	2025	2024	2023
Transport and storage
Pipelines (km)	7,768	7,768	7,768
Own	6,928	6,928	6,928
Third parties(1)	840	840	840
Vessel fleet (owned and chartered)	115	110	109
Own	26	25	26
Chartered	89	85	83
Terminals	60	62	65
Own	35	36(2)	37(2)
Third parties(3)	25	26	28
Refining
Refineries	10	10	10
Brazil	10	10	10
Abroad	—	—	—
Nominal installed capacity (mbbl/d)	1,813	1,813	1,813
Brazil	1,813	1,813	1,813
Abroad	—	—	—

(1)    Third party pipelines that have existing Transpetro transport contracts.

(2)    The number of terminals in 2023 considered the Ilha Redonda and Ilha Comprida terminals as two different terminals. In 2024, we considered them as a single terminal, as they both make up a single integrated storage and handling system.

(3)    Third party terminals that have existing contracts for the use of the storage service, including seven terminals operated by Transpetro.

Annual Report and Form 20-F 2025 I 98

RefTOP - World Class Refining Program

Aiming to be among the best oil refining companies in the world, since 2021 we have had a strategic program, known as RefTOP, which consists of a set of initiatives to improve reliability, sustainability, operational and energy efficiency. In 2023, following the revision of our refining portfolio strategy, RefTOP was expanded to all refineries. In 2025, RefTOP had an important move, shifting its energy performance metric from Energy Intensity Index (EII) to Solomon’s Energy Sustainability Index (ESI), which measures the energy efficiency of the direct (scope 1) and indirect (scope 2) sources required for operation (EII is a scope 1, or consumption-based only metric). This move demonstrates our commitment to managing carbon emissions and minimizing its carbon footprint, recognizing the impact of low-carbon energy sources at a broader level, and thus considering Brazilian well established renewable electricity matrix, that achieved 88.7% of renewable generation in 2024 (EPE, Brazilian Energy Balance 2025).

In 2025, our refineries achieved a Total Utilization Rate of 91%.

GHG emissions intensity increased from 36.2 kgCO2e/CWT in 2024 to 36.7 kgCO2e/CWT in 2025 across all refineries, reflecting a punctual increase of approximately 1.4% compared to 2024, driven by specific operational factors such as planned shutdowns and market-related variations in the crude and feedstock mix, which temporarily affected operating conditions and the associated emissions profile.

We expect to invest approximately US$ 1.0 billion in RefTOP initiatives across all refineries from 2026 to 2030.

Refining

We serve Brazilian oil product markets through processing, imports and exports under a commercial strategy focused on margin optimization.

In 2025, we processed 1,670 mbbl/d of oil across 10 refineries.

We currently have several projects in our investment portfolio to increase oil processing capacity and projects to replace the production of high-sulfur diesel with ultra-low sulfur diesel (ULSD).

At REPLAN, a new diesel hydrotreating unit began operating in May 2025, increasing the refinery’s ULSD production capacity by up to 63,000 barrels per day (bpd) and aviation kerosene by up to 21,000 barrels per day. With this expansion, REPLAN is now fully prepared for the future phase-out of demand for high-sulfur diesel in Brazil, maximizing operational economic performance and providing environmental benefits.

Similarly, the modernization of an existing diesel hydrotreating unit at REVAP, in São José dos Campos-SP, was completed in December 2025, increasing the production capacity of ULSD by up to 41,000 barrels per day. The unit became operational in January 2026.

Between 2027 and 2030, other modernization projects will be completed at REDUC and RPBC, providing an increase in ultra-low sulfur diesel production capacity of 15,000 barrels per day.

Finally, the major Boaventura will replace 56,000 barrels per day of high-sulfur diesel with ultra-low-sulfur diesel and Train 2 projects of RNEST will add a volume of 108,000 barrels per day of ultra-low-sulfur diesel, with operations scheduled to begin in 2029.

Annual Report and Form 20-F 2025 I 99

PERFORMANCE OF REFINERIES

	Crude distillation capacity (mbbl/d)	Nelson Complexity Index	Average throughput(1) (mbbl/d)			Operational availability (%)			Total Utilization Rate(2) (%)
Refinery	2025	2025	2025	2024	2023	2025	2024	2023	2025	2024	2023
LUBNOR	8	3.5	7	8	9	98.9	98.4	97.7	93.6	97.5	107.8
RECAP	57	6.8	58	53	56	97.1	94.8	97.6	101.7	93.0	98.8
REDUC	239	15.4	213	212	221	94.6	96.0	91.5	90.3	89.8	93.7
REFAP	201	6.0	157	167	143	91.6	93.7	94.2	83.3	87.5	74.7
REGAP	157	7.9	150	149	146	96.4	97.6	97.6	97.2	97.4	95.1
REPAR	208	7.8	202	193	201	96.8	97.6	97.8	97.5	93.4	98.2
REPLAN	434	7.0	391	394	398	97.6	97.9	97.8	91.2	91.9	92.5
REVAP	252	8.6	206	235	235	97.4	95.8	96.5	82.2	93.9	93.7
RPBC	170	10.2	167	169	155	97.3	95.5	95.3	98.6	99.9	92.0
AIG (Former RPCC)	—	—	—	—	11	—	—	—	—	0	68.7
RNEST	88	10.9	73	81	74	95.6	95.4	93	88.9	97.7	95.1
Average crude oil throughput	—	—	1,625	1,661	1,649	—	—	—	—	—	—
Average NGL throughput	—	—	45	45	47	—	—	—	—	—	—
Average throughput	—	—	1,670	1,706	1,696	—	—	—	—	—	—
Crude Distillation capacity	1,813	—	—	—	—	—	—	—	—	—	—

(1)	Includes oil and NGL processing (fresh feedstock).
(2)	Total utilization Rate includes the entire load in the distillation units, consisting of oil, C5 + and reprocessing (of oil and other products).

Annual Report and Form 20-F 2025 I 100

MAIN PRODUCTS, MARKETS AND STORAGE CAPACITY OF OUR REFINERIES

			Storage capacity (mbbl)
Refinery	Main products	Main markets in Brazil	Crude oil	Oil products
LUBNOR	Asphalt (45%); Fuel Oil (33%); Lubricants (16%); Diesel (7%)	Lubricant Oil – sold to distributors and marketed nationwide; Asphalts – states in Northern and Northeastern Brazil and Minas Gerais	0.3	0.4
RECAP	Diesel (42%); Gasoline (33%); LPG (9%)	Part of the São Paulo metro region and petrochemical plants	0.6	1.7
REDUC	Diesel (24%); Gasoline (17%); Fuel Oil (20%); LPG (8%); Jet Fuel (7%); Naphtha (10%)	Rio de Janeiro, São Paulo, Espírito Santo, Minas Gerais, Bahia, Ceará, Paraná, Rio Grande do Sul	5.9	11.0
REFAP	Diesel (49%); Gasoline (28%); Naphtha (5%); LPG (7%)	Rio Grande do Sul, part of Santa Catarina and Paraná, in addition to other states by means of coastal shipping	3.1	5.7
REGAP	Diesel (44%); Gasoline (26%); Jet Fuel (7%); LPG (7%)	Currently supplies the state of Minas Gerais and, occasionally, the state of Espírito Santo. It can also expand its reach to the Rio de Janeiro market	2.0	5.4
REPAR	Diesel (43%); Gasoline (30%); LPG (7%)	Paraná, Santa Catarina, Southern São Paulo and Mato Grosso do Sul	3.3	5.8
REPLAN	Diesel (41%); Gasoline (26%); LPG (6%); Jet Fuel (5%); Fuel Oil (11%)	Countryside of the state of São Paulo, Mato Grosso, Mato Grosso do Sul, Rondônia and Acre, Southern Minas Gerais and the so-called “Triângulo Mineiro”, Goiás, Brasília, and Tocantins	5.6	11.4
REVAP	Diesel (25%)); Gasoline (23%); Naphtha (9%); Jet Fuel (14%); Fuel Oil (15%)	Paraíba Valley, the northern coast of the state of São Paulo, southern Minas Gerais, the São Paulo metro region, Midwestern Brazil and Southern Rio de Janeiro. It supplies 80% of the demand for jet fuel in the São Paulo state market and 100% of the Guarulhos International Airport	4.8	10.5
RPBC	Diesel (49%); Gasoline (27%); Fuel Oil (10%); LPG (4%)	Most products are intended for São Paulo’s capital. A portion is also shipped to Santos and to the Northern, Northeastern, and Southern Brazilian regions	2.6	7.1
RNEST	Diesel (61%); Naphtha (12%); Coke (10%); Fuel Oil (15%)	North and Northeast of Brazil	—(1)	5.6
(1)	Crude oil is supplied directly to RNEST’s tank farms of 4.2 mbbl, with no external crude oil storage.

Annual Report and Form 20-F 2025 I 101

With respect to oil products, we produced 1,732 mbbl/d of oil products in 2025, as shown in the following graphic:

In 2025, compared to 2024, gasoline production decreased by 1% and diesel production decreased by 4%, consistent with an overall 3% reduction in total fuel production, primarily due to scheduled maintenance turnarounds at certain refineries in the system, including RNEST, REFAP and REVAP.

Annual Report and Form 20-F 2025 I 102

Ongoing undertakings

BOAVENTURA

Regarding the Boaventura Energy Complex — previously known as GASLUB and located in Itaboraí, Rio de Janeiro — Petrobras has already signed 13 of the 15 main contracts, with the remaining contracts expected to be signed in the second half of 2026. This complex will be integrated with the REDUC refinery and will include catalytic hydrocracking, hydrotreating, and hydroisodewaxing units to produce Group II base lube oils and high-quality fuels. These oils represent a new generation of lubricants featuring higher viscosity indexes, improved oxidation stability, and overall superior performance compared to Group I base oils. Additionally, the project is expected to increase ULSD output by 76 kbpd. Start-up of the site is forecast for May 2029.

Furthermore, still within Boaventura site, we are starting the basic engineering activities for the implementation of a dedicated plant, to process renewable feedstocks — such as vegetable oils and animal fats — to produce sustainable fuels, including SAF (Sustainable aviation fuel) and HVO (Hydrotreated Vegetable Oil).

Plant 1 of the natural gas processing facility entered commercial operations in November 2024; plant 2 entered commercial operations in May 2025.

The gas-fired thermoelectric plant obtained an environmental preliminary license in November 2024 and remains under evaluation with the objective of participating in the auction scheduled for March 2026.

RNEST

Regarding the expansion of RNEST (construction of Train II) in Ipojuca-PE, all contracts for the implementation of the remaining scope have been signed, including atmospheric distillation, delayed coking, and hydrotreating units. This expansion will enable an increase of 88,000 barrels per day in the production of ultra-low sulfur diesel (ULSD). The start of plant operations is scheduled for July 2029.

Other Projects

At RPBC, Cubatão-SP, we are advancing the contracting process for the construction of its first dedicated plant to process 100% renewable feedstocks (vegetable oils and animal fats), with the objective of producing SAF and HVO.

At REPAR, in Araucária-PR, a new diesel hydrotreating unit is currently in the basic engineering phase, which will increase the production of ultra-low sulfur diesel (ULSD) by 23,000 barrels per day.

At REPLAN, another dedicated plant designed to process 100% renewable feedstocks (sugarcane ethanol) is initiating its basic design activities, with the objective of producing SAF.

Ongoing undertakings

Annual Report and Form 20-F 2025 I 103

Logistics

Our integrated logistics connect production systems to refineries and markets to maximize value in refining and commercialization in Brazil and abroad.

We directly manage certain logistics assets and contract others through Transpetro.

Transpetro is a logistics company that performs operations for storing and handles oil, oil products, ethanol, gas and biofuels for Brazilian industry, power plants and refineries, including import and export operations.

Operations span a 7768 km pipeline network and 42 terminals 21 marine, 21 onshore). Transpetro's nominal storage capacity is 10,5million m³. In 2025, Transpetro handled 222,6 million m³ across 5863 tanker and barge operations.

Transpetro's operating fleet comprised 33 vessels with an average age of 10.7 years and transport capacity of 3.2 million DWT; in 2025, it handled 44,8million m³ (about 19% of Petrobras' seaborne cargo).

We additionally operated 82 chartered ships (capacity ~6.5 million DWT), handling ~139 million m³ in 2025.

We are constantly looking for excellence in the integrity of our assets and operational efficiency.

Transpetro’s Operational Availability Index was 99.4% in 2025, compared to 99.1% in 2024.

Annual Report and Form 20-F 2025 I 104

OWN TERMINALS

Location	Terminal	Type	Nominal capacity (m³)
Amazonas	Coari	Marine	86,147
Ceará	Mucuripe	Marine	N/A (1)
Espírito Santo	Barra do Riacho Vitória	Marine Marine	107,834 10,710
Distrito Federal	Brasília	Onshore	72,308
Goiás	Senador Canedo	Onshore	127,778
Maranhão	São Luís	Marine	78,897
Minas Gerais	Uberaba Uberlândia	Onshore Onshore	54,812 45,812
Pará	Belém	Marine	48,186
Pernambuco	Suape	Marine	108,562
Paraná	Paranaguá	Marine	204,567
Rio de Janeiro	Ilha d’ Água Angra dos Reis Campos Elíseos Ilha Redonda & Ilha Comprida(2) Japeri Volta Redonda Cabiúnas	Marine Marine Onshore Marine Onshore Onshore Onshore	179,173 1,011,487 547,284 75,484 37,650 25,502 483,134
Rio Grande do Sul	Niterói Rio Grande Osório	Marine Marine Marine	21,189 101,422 842,393
Santa Catarina	Biguaçu Itajaí Guaramirim São Francisco do Sul	Onshore Onshore Onshore Marine	36,214 56,482 18,644 473,166
São Paulo	Santos São Sebastião Barueri Cubatão Guararema Guarulhos Paulínia Ribeirão Preto São Caetano do Sul	Marine Marine Onshore Onshore Onshore Onshore Onshore Onshore Onshore	388,873 2,057,493 206,462 161,100 1,026,934 164,181 274,608 50,886 227,308
TOTAL	35	–	9,412,682
(1)	The terminal only pumps product. There is no product tank on this site.
(2)	The Ilha Redonda and Ilha Comprida terminals make up a single integrated storage and handling system.

Annual Report and Form 20-F 2025 I 105

Marketing

1,200
1,000
800
600
400
200
-
1,744
1,719
1,747
746
418
206
68
104
33
169
725
401
214
70
110
28
171
763
409
217
66
117
20
155
2023
2024
2025
Diesel
Gasoline
LPG
Naphtha
Jet fuel
Fuel oil
Others

Annual Report and Form 20-F 2025 I 106

Diesel

Diesel is a medium petroleum distillate used as fuel in vehicles with compression-ignites internal combustion engines (diesel cycle engines). It is used mostly for cargo and passenger’s road transport (80%) and in the agriculture sector (10%). All diesel sold to end users in Brazil must be blended with biodiesel. In August 2025, the mandatory level of biodiesel in the fuel increased from 14% to 15%, as decided by the National Energy Policy Council (CNPE).

The increase in diesel oil sales in 2025 was mainly associated with the increase in economic activity in Brazil and our greater competitiveness compared to other suppliers in the Brazilian market. These factors outweighed the impact of the higher mandatory minimum biodiesel content.

In 2025, S-10 diesel sales represented 67% of our diesel sales, surpassing the 64% achieved in 2024. The record share of S-10 Diesel as it relates to total diesel sales reflects the commercial and operational actions that we have implemented in order to meet the Brazilian domestic demand for the product with lower sulfur content, replacing the S-500 Diesel.

Gasoline

Gasoline is a light petroleum distillate used in vehicles with spark-ignition internal combustion engines (Otto Cycle engines). Refineries in Brazil produce a distillate called “gasoline A,” which must be blended with 30% of anhydrous ethanol (In August 2025, the mandatory level of anhydrous ethanol in the fuel increased from 27% to 30%, as decided by the National Energy Policy Council (CNPE)) by distributors and then sold to end users as “gasoline C” at gas stations. Its main competitors are hydrated ethanol (sold directly by producers to distributors, who resell it in gas stations) and CNG - Compressed Natural Gas (sold by gas distributors directly to gas stations). In 2025, the “gasoline A” sold by us represented 37% the total Brazilian Otto-Cycle market.

In 2025, gasoline sales growth was driven by the increased competitiveness of Gasoline C compared to hydrous ethanol for the flex-fuel fleet.

Annual Report and Form 20-F 2025 I 107

LPG

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

The rise in LPG sales in 2025 was mainly associated with the increase in household income, lower unemployment rates, and government programs subsidizing LPG consumption for low-income families, as well as higher activity in the manufacturing industry.

Naphtha

Naphtha is a light petroleum distillate that is mainly used as raw material for the Petrochemical sector. This product is sold to three existing petrochemical plants in Brazil, which produce commodity chemicals such as ethylene, propylene, butadiene and aromatics (benzene, toluene, xylenes).

The drop in our naphtha sales in 2025 was mainly associated with the with lower product availability due to scheduled maintenance shutdowns at our refineries.

Jet fuel

Jet-fuel is a medium petroleum distillate used as aviation fuel in aircrafts powered by gas-turbine engines.

It is used by all commercial aviation companies (passengers and cargo transportation). Jet-fuel demand is strongly correlated with GDP growth, as it directly affects the demand for travel – business and leisure.

The main factor behind the rise of sales in 2025 was the stronger economic activity, which boosted passenger traffic for both tourism and business travel, as well as air cargo operations.

Jet fuel

Annual Report and Form 20-F 2025 I 108

Fuel oil

Fuel oil is a residual fraction of the petroleum distillation. It is used in industrial (mostly non-ferrous metallurgy companies) and electricity generation sectors (thermoelectric plants). The demand for fuel oil for industrial consumption depends mostly on GDP growth and on the natural gas availability and competitiveness (its main competing product).

The fuel oil thermoelectric plants participate marginally in the country’s energy supply, entering into operation only when the water level in reservoirs is very low. In 2025, industrial use of fuel oil represented around 99.7% of demand, while the use in power generation represented only 0.3%. In 2025, the sales shrinkage was primarily driven by a major industrial client’s transition to natural gas.

Besides oil and oil products, we also trade natural gas, nitrogen fertilizers, renewables and other products.

Annual Report and Form 20-F 2025 I 109

Oil products prices

Crude oil value varies by quality (API gravity, sulfur) and market conditions, with heavier crudes offering margin potential in complex refineries.

Crude oils are referenced to benchmarks such as WTI, Brent and Dubai; price differentials reflect quality, logistics and trading conditions.

Refined products prices reflect supply–demand and crude prices; crack spreads represent the pricing difference between crude and refined products.

Benchmark prices for oil, oil products, natural gas and LNG remain volatile due to geopolitical conflicts; impacts on our business cannot be predicted.

Our pricing for oil products considers domestic market conditions and references international prices while managing short-term volatility and exchange rate impacts.

Since 2022, our Board-approved Guideline for Price Formation in the Domestic Market assigns execution of pricing policies to the Executive Board and adds Board of Directors and Fiscal Council oversight via quarterly reporting.

Diesel and Gasoline

Since 2023, our commercial strategy for diesel and gasoline considers customer alternative cost and our marginal value. The customer’s alternative cost refers to the cost of the main supply alternatives, whether the same or substitute products, and the marginal value is based on the opportunity cost given the various alternatives for the company, among them, production, imports and exports of the product and/or the oils used in refining. The commercial strategy is premised on competitive prices per sales hub, in balance with the national and international markets, taking into account the best alternative accessible to customers. This strategy allows us to compete more efficiently, taking into account our market share, optimize our refining assets, and to obtain profitability on a sustainable basis.

Price readjustments are expected to continue to be made without a defined periodicity, avoiding the transfer to domestic prices of the cyclical volatility of international prices and of the exchange rate to domestic prices.

The commercial strategy aligns with the Guideline approved on July 27, 2022.

On December 31, 2025, the average sales price of gasoline A at refineries was US$ 0.4931 per liter and diesel A US$ 0.5942 per liter, a decrease of 10.3% for gasoline compared to December 31, 2024, and decreased 6.6% for diesel oil.

LPG

LPG prices reflect balance with international prices and market share in residential and industrial/commercial segments, with adjustments made without defined periodicity.

In 2025, the average selling prices for LPG at refineries remained stable (US$0.4852 per kilogram as of December 31).

Oil products prices

Annual Report and Form 20-F 2025 I 110

BRAZILIAN SALES VOLUMES AND EXPORTS (mbbl/d)

	2025	2024	2023
Total oil products	1,747	1,719	1,744
Natural gas	187	206	226
Crude oil	170	147	181
Ethanol, nitrogen fertilizers, renewables and other products	7	7	4
Total Brazilian market	2,111	2,079	2,155
Exports(1)	980	798	806
TOTAL BRAZILIAN MARKET AND EXPORTS	3,091	2,877	2,961
(1)	Mainly includes crude oil and oil products.

Imports, Exports, and International Sales

Imports and exports are driven by domestic refining, Brazilian demand and international prices. We import light crude to balance refinery slates and export mainly medium Brazilian crude; we import oil products to meet market demand.

In 2025, net exports increased by 147 mbbl/d to 646 mbbl/d, mainly due to increased oil exports due to higher production.

EXPORTS AND IMPORTS OF CRUDE OIL AND OIL PRODUCTS (mbbl/d)

	2025	2024	2023
Exports
Crude oil	765	602	594
Fuel oil	170	150	161
Other oil products	43	46	51
Total exports	978	798	806
Imports
Crude oil	132	151	156
Diesel	115	60	63
Gasoline	13	11	39
Other oil products	72	77	63
Total imports(1)	332	299	321
(1)	We conducted an internal review to access the total imports and reviewed figures for the years 2023 and 2024.

Annual Report and Form 20-F 2025 I 111

Our trading activities for crude oil, oil products and LNG support internal needs and commercial opportunities in Brazil and global markets, including offshore operations.

International trading teams are based in Houston, Singapore, Buenos Aires and Rotterdam.

See “Exploration & Production – Production – Customers and Competitors” and “Our Business - Refining, Transportation & Marketing.”

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

We also participate in the retail sector in other South American countries, as follows:

▪	Colombia: our operations through Petrobras Colombia Combustibles S.A. (PECOCO) include 121 service stations and a lubricant plant with a production capacity of 54,000 m3/year.
▪	Chile: following the sale of our distribution operations in Chile, which was concluded in January 2017, we entered into a brand licensing agreement in that country, for the initial term of eight years. To operate our acquired assets in Chile, Southern Cross created Esmax, a company that operates as our licensee in the fuel distribution segment. In July 2024, after the sale of Esmax from Southern Cross to Aramco, Petrobras and Esmax reached an agreement to extend the contract term until December 31, 2025. This extension facilitated a comprehensive rebranding of Petrobras’ trademarks to Aramco; and
▪	Paraguay: following the sale of our distribution operations in Paraguay, which was concluded in 2019, we entered into a brand licensing agreement in Paraguay for the exclusive use of our brands, for the initial term of five years. The parties have approved an extension of the contract term through 2027.

For more information of the divestment process, see “Mergers and Acquisitions” in this annual report.

Annual Report and Form 20-F 2025 I 112

Customers and Competitors

We interact with 496 clients in Brazil, in regard to liquid and solid products, seven of which account for 66% of the total volume sold.

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

For information on the performance of our oil products, see “Our Business - Refining, Transportation & Marketing - Marketing” in this annual report.

In 2025, our participation in diesel markets increased compared to 2024, mainly due to our greater competitiveness compared to other suppliers, specially importers.

Annual Report and Form 20-F 2025 I 113

Other Activities

Petrochemicals

We engage in the Petrochemical sector through the following companies:

OUR SHAREHOLDING IN PETROCHEMICAL COMPANIES IN BRAZIL AND THEIR MAIN PRODUCTS

Company/Main products	Location	Nominal capacity (mmt/y)	Our shareholding	Other shareholding
Braskem(1)
Basic Chemicals	Brazil	9.74	36.15%	Novonor (38.32%);
PVC	Brazil	0.73		Others (25.53%)
Ethene	Mexico	1.05
Polyethylene	Brazil	3.20
	Mexico	1.05
Polypropylene	Brazil	1.90
	USA	2.02
	Germany	0.63
METANOR S.A./COPENOR S.A.(2)
Formaldehyde	Brazil	0.1	34.54%	Dexxos Participações (45.47%);
Hexamine		0.01		Others (19.99%)
Fábrica Carioca de Catalisadores S.A.
Catalysts	Brazil	0.04	50.00%	Ketjen (50.00%)
Additives		0.01
PETROCOQUE S.A.
Calcined petroleum coke	Brazil	0.55	50.00%	Universal Empreendimentos e Participações Ltda (50.00%)

(1)	Capacities obtained at Investor Toolkit in Braskem´s Investor Relations site. Data updated as described in the latest edition of the Valuation Book published by Braskem (Investor Toolkit 3Q25).
(2)	Copenor S.A. is a subsidiary of Metanor S.A.

Potential transaction involving Novonor’s stake at Braskem

On July 17, 2025, Braskem published a press release announcing that CADE had approved a potential transaction involving Novonor’s stake in Braskem. We received this information due to our position as Braskem’s second largest shareholder and a party to the shareholders’ agreement, which includes, among other provisions, tag along rights and rights of first refusal. In response, we requested that CADE allow us to join the proceedings as an interested third party, considering our rights under the aforementioned shareholders’ agreement. In August 2025, CADE accepted us as a third party in the proceeding, but the potential transaction didn’t advance.

On December 15, 2025, we issued a press release about another potential transaction involving Novonor’s stake in Braskem, which includes shares held by NSP Inv. and credits held by certain financial institutions against the Novonor group, guaranteed by Braskem shares. We also informed that we have been evaluating the signing of a new Braskem shareholders’ agreement with the parties involved, considering ongoing negotiations.

Annual Report and Form 20-F 2025 I 114

Subsequently, on December 23, 2025, we issued a follow-up press release stating that, given the progress in negotiations and to expedite the necessary authorization procedures, the potential transaction was submitted to CADE, with us acting as an intervening consenting party, considering the terms of a potential new shareholders’ agreement, which remains subject to approval by our competent decision-making bodies. It is important to note that our participation in a possible new Braskem shareholders’ agreement depends on the conclusion of the final terms of this potential transaction, the analysis of our preemptive and tag-along rights under the current agreement, and the necessary internal approvals.

On February 12, 2026, we issued a follow-up press release stating that our board of directors, at a meeting on February 11, 2026, approved that we will not exercise our preemptive rights and tag along rights provided for us in the current Braskem S.A. shareholders’ agreement, considering the current stage of the ongoing negotiations, and authorized the executive board, within the assumptions presented, to take the necessary measures to implement this decision. Material facts related to this matter will be promptly disclosed to the market, including, but not limited to, the moment when we receive notification containing the final terms of the transaction.

On March 6, 2026, Braskem issued a release informing that CADE had approved the transaction without restrictions, subject to a 15-day period during which CADE’s Tribunal could request a review of the decision. As the 15-day period elapsed without any third-party submissions, CADE issued its final approval of the transaction.

We remain vigilant and prepared for any potential corporate movements concerning Novonor’s stake in Braskem. All investment and divestment decisions are based on careful analysis and technical studies, in compliance with governance practices and applicable internal procedures.

Signing of new long-term contracts with Braskem

In parallel, on December 18, 2025, we issued a press release announcing the signing of new long-term contracts with Braskem, considering the upcoming expiration of current agreements, for the following commercial relationships:

▪	Purchase and sale of petrochemical naphtha to supply Braskem’s plants in the states of São Paulo, Bahia, and Rio Grande do Sul, with prices based on international benchmarks. The contracts stipulate a minimum monthly withdrawal quantity, with the possibility of negotiating additional quantities monthly, which may reach up to 4.116 million tons in 2026 and up to 4.316 million tons in 2030. The estimated value of the contracts is US$ 11.3 billion, with a term of 5 years, starting on January 1, 2026.
▪	Purchase and sale of ethane, propane and hydrogen to supply the state of Rio de Janeiro, with prices based on international benchmarks. From 2026 to 2028, the contract provides for maintaining the currently contracted quantity — 580,000 tons of ethylene equivalent per year — with production and supply from Reduc (Duque de Caxias Refinery). From 2029 to 2036, it includes an increase in the contracted quantity to 725,000 tons of ethylene equivalent per year to meet Braskem’s planned expansion (currently in the project phase), with production and supply from Reduc and/or the Boaventura Energy Complex. The estimated value of the contract is US$ 5.6 billion, with a term of 11 years, starting on January 1, 2026.
▪	Purchase and sale of propylene sourced from the Reduc, Recap and Refap refineries, with prices based on international benchmarks. The contracted quantity is up to 140,000 tons per year at Recap, 100,000 tons at Reduc, and scaled at 14,000, 24,000, 36,000, 48,000, and 60,000 tons per contractual year at Refap. The estimated value of the contracts is US$ 940 million, with a term of 5 years, starting on May 18, 2026.

The execution of the contracts is classified as a Related Party Transaction (RPT), presenting strictly commutative conditions, ensuring transparency, fairness, and the interests of the companies, in compliance with market conditions, and was reviewed by our Statutory Audit Committee.

Annual Report and Form 20-F 2025 I 115

Fertilizers

We have three fertilizer plants in Brazil, one located in the state of Bahia (FAFEN-BA), one in the state of Sergipe (FAFEN-SE), and one through our subsidiary located in Paraná, Araucaria Nitrogenados S.A. (ANSA). Their main products are ammonia and urea. Together these plants have an installed capacity of 1.852 million t/year of urea, 1.406 million t/y of ammonia, and 365,000 t/y of Automotive Liquid Reducing Agent (ARLA-32).

We also have an unfinished Nitrogen Fertilizer Unit (UFN-III) in Mato Grosso do Sul. The construction of UFN-III began in September 2011, but was halted in December 2014, with about 81% of the physical construction completed. In October 2024, we decided to resume the implementation of the UFN-III, with operations expected to commence in 2029.

In 2020, our plants located in Bahia and Sergipe have been leased to Proquigel Química S.A. (the “Proquigel Química”), a company of the Unigel Group for an initial term of 10 years, which could be extended for an additional 10 years. In May 2025 we signed an agreement with Proquigel that resolves contractual disputes and litigation between the parties and provides for the reinstatement of Petrobras’ possession of the fertilizer plants (FAFENs) in Bahia and Sergipe. The plants had its maintenance completed in December of 2025 with urea production beginning in January 2026.

Following the strategic guidelines since 2024, in which investment in fertilizer production has returned to our strategy, in June 2024, we approved the resumption of operating activities of ANSA, that had been mothballed since January 2020 and are now in start-up commissioning, with production of urea expected to begin in the first half of 2026.

In 2024, we signed a Memorandum of Understanding (MoU) and a Master Agreement with Yara Brasil Fertilizantes S.A. (the “Yara”), to study and structure potential commercial partnerships in the fertilizer segment, production of industrial products and decarbonization of production.

We also signed two agreements with Yara in November 2024. The first is a contract for the production of ARLA 32 at ANSA using urea supplied by Yara and the second is a technical cooperation agreement between Yara and us for the development of joint studies of fertilizers and industrial products, as well as energy transition efforts linked to decarbonization projects and the production of renewable and low-carbon fertilizers.

In 2025, we continue to advance the initiatives for resuming the production of nitrogen-based products in Brazil, reinforcing its commitment to supplying the domestic market and to meeting the decarbonization targets of its production chain.

Annual Report and Form 20-F 2025 I 116

Gas & Low Carbon Energies

Overview

We process gas produced in our oil fields in our UPGNs that have the capacity to treat 108 million m3/d of natural gas in Brazil. We market this natural gas, along with gas imported from Bolivia and LNG acquired in the global market, to several consumers and to the thermoelectric plants.

We also operate in the power generation through thermal power plants fired by natural gas and diesel oil and in the commercialization of electric energy.

The Gas & Low Carbon Energies segment strategy is to act in a competitive and integrated manner in the operation and commercialization of gas and energy, optimize the portfolio and increase the insertion on renewable sources.

Main Assets

	2025	2024	2023
Natural gas
Gas pipelines in Brazil (km)	2,643	2,643	2,643
Processing Units (1)	11	13	13
Brazil (1)	9	10	10
Bolivia	2	3	3
Processing capacity (million m3/d)	121	142	138
Brazil	108	97	94
Bolivia	13(5)	45	45
Regasification terminals	2	2	3(2)
Regasification capacity (million m3/d)	40	40	47
Power
Number of thermal power plants (4)	13	13(3)	14
Installed capacity (thousand MWh)	4.9	4.9	5.3
(1)	In 2023, UPGN RPBC authorization was canceled by ANP due to its continued inactivity for two years.
(2)	PECEM's operation contract was valid until December 31, 2023, when it terminated. On January 1, 2024, the equipment that comprised the Pecém LNG Regasification Terminal was transferred to the ownership of Companhia de Desenvolvimento Industrial e Portuário do Pecém S.A.
(3)	Piratininga Power Plant had its lease agreement terminated on April 27, 2024.
(4)	Number of thermal power plants under Petrobras management, not including minority shareholdings.
(5)	The processing capacity changed compared to what was reported in 2025 due to the shutdown of one unit and the revision of the capacity of the two units in operation.

Annual Report and Form 20-F 2025 I 117

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

PROCESSING CAPACITY AND PRODUCTION OF OUR UPGNS IN BRAZIL

			2025		2024				2023
	Location	2025 Processing capacity	Unprocessed natural gas	Processed natural gas	LPG	Unprocessed natural gas	Processed natural gas	LPG	Unprocessed natural gas	Processed natural gas	LPG
		(million m³/d)	(million m³/d)	(million m³/d)	(thousand t/d)	(million m³/d)	(million m³/d)	(thousand t/d)	(million m³/d)	(million m³/d)	(thousand t/d)
UTGCAB (1)	Rio de Janeiro	24.6	19.24	16.09	0.81	20.06	13.60	0.95	21.39	15.07	0.90
UTGCA	São Paulo	20.0	10.27	9.66	0.96	11.41	10.79	1.01	12.16	11.46	0.99
UTGC	Espírito Santo	18.1	3.56	3.19	0.47	2.24	2.04	0.27	2.74	2.42	0.34
UTGSUL(2)	Espírito Santo	0	0	0	0	0.05(2)	0.04(2)	–	0.06	0.05	–
UTGITB	Rio de Janeiro	21.0	10.06	8.83	1.45	1.67(3)	1.23(3)	0.05(3)	–	–	–
UPGN REDUC	Rio de Janeiro	2.5	0	0	0	0.95	0.76	0.05	1.11	1.05	0.23
UPGN LUBNOR	Ceará	0.35	0	0	0	–	–	–	–	–	–
UPGN URUCU	Amazonas	13.1	12.62	11.89	0.96	11.49(3)	10.82	0.87	12.15	11.44	0.93
UPGN CATU	Bahia	2.0	1.77	1.50	-	1.75	1.46	–	1.60	1.35	–
EVF MANATI	Bahia	6	-	-	-	–	–	–	1.67	–	–
TOTAL	—	107.65	57.52	51.16	4.65	48.13	39.70	3.16	52.88	42.84	3.39

(1)	The UTGCAB has an operational flexibility that allows for the incorporation of an additional volume of unprocessed natural gas into the gas processed by the unit, while maintaining the regulated specifications for the final product and increasing the total volume of gas available to the market. This flexibility has enabled increases in gas available to the market of 2.27 million m³/d in 2023, 3.00 million m³/d in 2024, and 2.17 million m³/d in 2025, in addition to the values indicated in this table.
(2)	UTGSUL, with a processing capacity of 2.5 million m³/d of natural gas, was mothballed on September 16, 2024, due to the lack of gas supply.
(3)	Information updated from the table published in 2025.

Annual Report and Form 20-F 2025 I 118

AVERAGE TOTAL VOLUME OF NATURAL GAS PROCESSED IN OUR UNITS

2023 **53.2**

2024 **48.1**

2025 **57.5** (million m³/d)

↑ **19.5% higher than 2024**

After processing of natural gas the main products were:

Processed natural gas* (million m³/d)

2025 **51.2**

2024 **39.7**

2023 **43.1**

LPG (thousand ton/d)

2025 **4.7**

2024 **3.2**

2023 **3.5**

* In addition to the consumer market, a portion of the volume of processed gas is destined for reinjection in isolated areas and consumption in the processing units themselves.

In addition to the natural gas produced in Brazil, we also received natural gas from Bolivia through pipelines and liquefied natural gas, imported from other countries on special ships and regasified at terminals in Brazil.

The total average volume of natural gas processed and operated by Petrobras in Bolivia was:

(million m³/d)

2025 **6.5**

2024 **7.8**

2023 **9.0**

↓ **16.7% lower than 2024**

**Figure for 2023 also take into account the operation of UPGN Guamaré, which was divested in June 2023..*

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

OUR SHARE IN GAS TRANSPORTATION COMPANIES IN BRAZIL

We hold shareholdings in gas transportation companies in Brazil, including a 51% interest in Transportadora Brasileira Gasoduto Bolívia Brasil S.A. (TBG), which operates 2,593 km of a gas pipeline, and a 25% interest in Transportadora Sulbrasileira de Gás S.A. (TSB), which operates 50 km of a gas pipeline.

Outside Brazil, we hold an 11 % interest in GTB, which operates the Bolivian side of the Bolivia-Brazil gas pipeline, measuring 557 km.

Annual Report and Form 20-F 2025 I 119

Gas from Pre-Salt

To enhance the extraction of natural gas from our production in the Santos basin Pre-salt cluster, we invested in the construction of integrated subsea pipelines connecting production platforms to our gas processing facilities. We have invested in three main flow routes that connect our Pre-salt production to our UPGNs, providing redundancy and operational flexibility for gas transportation and processing.

ROUTE 1 AND GASMEX: The 381 km pipeline system connects the Tupi Platform to the Mexilhão platform to the Monteiro Lobato Gas Treatment Unit (the “UTGCA”) in Caraguatatuba, São Paulo, with capacity to flow up to 20 million m3/d of gas. We own 100% of GASMEX and 65% of Route 1, with Shell owning 25% and Petrogal owning 10%.

ROUTE 2: This 401 km pipeline connects the Santos basin Pre-salt cluster to the Cabiúnas Gas Treatment Unit (the “UTGCAB”) in Macaé, Rio de Janeiro, with 20 million m3/d capacity. We own between 55% and 65% of different segments, with Shell, Petrogal, and Repsol holding the remaining interests.

ROUTE 3: This 355 km gas pipeline connects the Santos basin Pre-salt cluster to the Itaboraí Gas Treatment Unit in Rio de Janeiro, with capacity of up to 18 million m3/d. The natural gas processing plant has a total processing capacity of 21 million m3/d. We own 100% of Route 3, the first module of the Itaboraí Gas Treatment Unit started commercial operations in November 2024 and the second module started commercial operations in May 2025.

Recently installed and upcoming units in the Santos basin Pre-salt cluster are expected to be progressively connected to Route 2 and to Route 3. All projects are expected to be able to flow through any of the three flow routes when the system is fully implemented.

Marketing and Sales

Our total natural gas demand in 2025 was 43.9 million m3/d.

The volume of our natural gas consumption by industrial, gas-fired electric power generation, system use gas, commercial and retail customers was 33.1 million m3/d, representing a decrease of approximately 10% compared to 2024. This decrease is mainly attributable to a reduction in non-thermoelectric demand.

In 2025, the consumption of natural gas by our refineries was 10.8 million m3/d, which was the same level as in 2024.

Annual Report and Form 20-F 2025 I 120

Below we present our sources and consumption in 20257F:

SOURCES*

TOTAL SUPPLY NATURAL GAS (million m³/d)

34.2 originated from Brazilian production

9.2 imported from Bolivia

0.5 imports were subject to regasification at the LNG terminals at Baía de Guanabara (RJ) and in Bahia (BA)

Natural Gas Supply (million m³/d)

50.2
33.1
15.6
1.5
2023
47.5
29.9
13.4
4.2
2024
43.9
34.2
9.2
0.5
2025
Brazil
Bolivia
LNG

CONSUMPTION*

WE SUPPLY (million m³/d)

The average of **43.9** natural gas

10.8 to the thermoelectric market (includes our units and third-party units)

21.8 to the gas distributors for supplying the non-thermoelectric market

10.8 to refinery units

0.5 was consumed by the natural gas transporters hired by us for the provision of transport service

WE SELL

Through **111** agreements

With **87** clients

both for the thermoelectric segment, as for the non-thermal segment, including distribution companies, cogeneration units and seven free consumers

Demand for Natural Gas (million m³/d)

50.2
29.3
9.3
10.8
0.8
2023
47.5
25.2
10.7
11.4
0.2
2024
43.9
21.8
10.8
10.8
0.5
2025
Non-thermoeletric
Thermoeletric
Refineries
System usage gas

In October 2025, we entered into contracts to secure a new source of natural gas from Argentina with total contracted volumes of up to 2.0 MMm³/day. However, these contracts are interruptible in nature, meaning that neither party has a firm commitment: we are not obligated to purchase, and the supplier is not obligated to deliver. As a result, this natural gas supply may become unavailable during periods of excess consumption or pipeline transportation restrictions in Argentina, particularly during the Argentine winter months.

G&E+ VALUE

In July 2019, we signed an agreement with CADE to increase competition in the natural gas industry in Brazil, which among other matters included the sale of shareholdings in gas transportation and distribution companies. Due to a more open market, in 2020 we started the GAS+ Program, an internal set of actions which aims to increase our competitiveness in the natural gas segment. In 2021, Law No.14,134, known as the New Gas Law that set the basis for a profound reform of the Brazilian Gas Market was promulgated. As a result of the agreement with CADE and the New Gas Law, according to information provided by the ANP, in 2025 around 22 new players became holders of about 43% of the non-thermoelectric Brazilian natural gas market.

For more information on our agreement with CADE, see “Legal and Tax – Refining, Transportation & Marketing” and “Our Business – Mergers and Acquisitions - Agreements with CADE” in this annual report.

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

Annual Report and Form 20-F 2025 I 121

Throughout 2025, we conducted a thorough assessment of the achievements of the G&E+ Program from its inception in 2019 through 2024. We also launched a broad dialogue with leaders across multiple areas to review the program’s ambitions, objectives, structure, and methodologies, ensuring alignment with current corporate strategies, market dynamics, and emerging practices in innovation and management.

In its new version, now renamed G&E+ Value (Gas & Energy Plus Value), the program evolves from a short-term delivery model to an integrated ecosystem that reflects a continuous-improvement vision for the gas and energy businesses.

The program is structured around six strategic pillars: Clients, Business Sustainability, Digital Evolution, Competitive Infrastructure, Legal Affairs, and Regulatory Affairs.

The program aims to enhance our competitive market performance by delivering superior customer experience and developing products with commercial terms aligned with open market conditions.

Natural gas sales contracts and long-term gas purchase and transportation commitments

We sell our gas primarily to distribution system operators (DSOs) companies, free industrial consumers and gas-powered plants through standard take-or-pay long-term, and short-term supply contracts. Price formulas under these contracts are aligned with Brent oil prices, LNG price markers (Henry Hub and Japan Korea Marker) and the U.S. dollar.

In 2025, we offered customers flexible contractual products with customizable portfolio options:

▪	inclusion of Henry Hub, a gas-to-gas indexer, in addition to the Brent indexer;
▪	diversified contractual terms, from short-term up to 10 years; and
▪	two location options for delivering natural gas: (a) at the hub in which we are responsible for contracting the entry into the transport system and the customer is responsible for contracting the exit or (b) at the delivery point (city-gate) in which we are responsible for contracting the entry and exit of transport.

We offer customers pricing mechanisms designed to achieve competitive price levels and increase natural gas demand:

▪	Performance Mechanism (only offered to distribution system operators - DSOs): customers receive a price reduction up to 20.8% of the Brent indexer for quantities between 60% and 90% of the contracted volume.
▪	Demand Incentive Mechanism: customers receive a price reduction up to 28.1% of the Brent indexer for quantities between 90% and 100% of the contracted volume.

Our commercial conditions support market competitiveness by enabling volume adjustments when customers migrate from captive to free market environments.

As a result, new contracts and contractual amendments were signed with 22 free industrial consumers, totaling 6.4MM m³/d of additional contracted.

The Brazilian natural gas market is becoming increasingly competitive, as new suppliers gain access to local distribution companies and, more importantly, to industrial customers. This shift is driven by recent reforms in the legal and regulatory frameworks in Brazil.

Industrial customers may exercise options to purchase natural gas directly from suppliers, and distribution system operators companies - DSOs may exercise contractual options as required by regulatory resolutions, resulting in volume adjustments to our long-term supply contracts.

Annual Report and Form 20-F 2025 I 122

The referred movement took place throughout 2025 and not only resulted in the contracting of 22 industrial clients and 6.4 MM m³/d supplied directly by us to the market, but also was the reason behind the reduction in the volume supplied to the distribution system operators – DSOs.

As of December 31, 2025, our total commitment of natural gas contracts to be delivered in 2026 is 21.4 MM m³/d, including contracts with distribution system operators companies - DSOs and other industrial clients signed in previous years.

1When we started building the GASBOL in 1996, we entered into a Long-term Gas Supply Agreement (“GSA”) with the Bolivian state-owned company YPFB to purchase certain minimum volumes of natural gas, which were based on an average delivery-or-pay commitment of 30 mmm3/d, at prices indexed to global fuel oil prices.

The supply of gas under the GSA began on July 1, 1999. Currently, the contractual balance volumes agreed upon since December 31, 2023 indicates a potential extension of the term of the contract to May 2028, if delivery or pay conditions are met, or August 2029, if take-or-pay withdraw volumes are taken into account. The actual term of the contract may vary depending on the volume of gas delivered and withdrawn. The main commitment adjustments were the Addendum 11, celebrated in 2022, and Addendum 12, celebrated in December 2023, resulting from the negotiation to adjust the GSA to the declining production of Bolivian natural gas15F.

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

The table below shows the potential effect of the contractual commitments under the above agreements for the five-year period from 2026 through 2030.

Annual Report and Form 20-F 2025 I 123

FUTURE COMMITMENTS UNDER NATURAL GAS SALES CONTRACTS (1)

	2026	2027	2028	2029	2030
To non thermoelectric clients
Related parties (mmm3/d) (2) (3)	–	–	–	–	-
Third parties (mmm3/d) (3)	20.27	19.65	20.12	19.23	18.85
To gas-fired power plants
Related parties (mmm3/d) (2) (3)	–	–	–	–	-
Third parties (mmm3/d) (3)	5.18	4.93	5.07	5.47	5.39
Total (mmm3/d) (2) (3)	25.45	24.58	25.19	24.70	24.24
Estimated amounts to be invoiced (US$ million) (3) (4)	3,098.82	3,341.86	3,426.08	3,273.63	3,221.90
Purchase Commitments
Purchase commitments to YPFB
Volume obligation (mmm3/d)	4.95	4.20	3,15	-	-
Volume obligation (mmcf/d)	174.81	148.32	111.24	-	-
Brent Crude Oil projection (US$)	63.00	70.00	70.00	-	-
Estimated payments (US$ million) (5)	357.32	325.38	334.92	-	-
Transportation Commitments
Ship-or-pay contract with GTB
Volume commitment (mmm3/d)	6.00	6.00	6.00	6.00	6.00
Volume commitment (mmcf/d)	211.89	211.89	211.89	211.89	211.89
Estimated payments (US$ million) (6)	0.40	0.40	0.40	0.40	0.40
Ship-or-pay contract with TBG (7) (8)
Volume commitment (mmm3/d) (9)	21.43	11.68	11.55	11.53	9.89
Volume commitment (mmcf/d)	756.66	412.60	407.99	407.07	349.24
Estimated payments (US$ million) (6)	24.05	10.04	9.07	8.96	4.70
Ship-or-pay contract with NTS
Volume commitment (mmm3/d)	179.88	127.84	127.83	127.85	104.11
Volume commitment (mmcf/d)	6,352.41	4,514.60	4,514.35	4,514.91	3,676.70
Estimated payments (US$ million) (6) (10)	1,055.55	965.35	979.14	991.62	870.73
Ship-or-pay contract with TAG
Volume commitment (mmm3/d)	62.54	52.00	52.00	52.00	51.43
Volume commitment (mmcf/d)	2,208.41	1,836.19	1,836.19	1,836.19	1,816.11
Estimated payments (US$ million) (6) (11)	1,213.43	1,204.95	1,222.20	1,237.70	1,208.68
(1)	The table considers information such as estimated volumes, estimated withdrawal and Brent Crude Oil price, based on our Strategic Plan 2050 and Business Plan 2026-30, approved on November 21, 2025 (subsequent events shall be incorporated into the next cycle of strategic planning).
(2)	For purposes of this table, “related parties” include all local gas distribution companies and power generation plants in which we have an equity interest and “third parties” refer to those in which we do not have equity interest.
(3)	Estimates are based on outside sales and do not include internal consumption or transfers.
(4)	Prices may be adjusted in the future, according to formula defined in contract, and actual amounts may vary.
(5)	Estimated payments are calculated using gas prices expected for each year based on our Brent Crude Oil price forecast. Gas prices may be adjusted in the future based on contract clauses and amounts of natural gas purchased by us may vary annually.
(6)	Amounts calculated based on current prices defined in natural gas transport contracts.
(7)	The ship-or-pay contract shown with TBG is eliminated in our audited consolidated financial statements, since such contract is considered intercompany transactions.
(8)	The sum of legacy contracts (TCO and CPAC) was considered with the new entry and exit contracts, object of public calls.
(9)	The volumes may increase as a result of public calls for contracting capacity.
(10)	The estimated payments from Petrobras to NTS will be monthly reduced in order to reflect the payments made by other companies to NTS in the gas transportation contracts signed as result of the agreement of reduction of flexibility signed between Petrobras and NTS in September 2022.
(11)	The estimated payments from Petrobras to TAG will be reduced monthly in order to reflect the payments made by other companies to TAG in the gas transportation contracts signed as result of the agreement of reduction of flexibility signed between Petrobras and TAG in December 2021.

Annual Report and Form 20-F 2025 I 124

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

In 2025, the total electricity generated in Brazil, according to the ONS, was 81,2 GWavg. Our thermoelectric power plants contributed 818 MWavg (751 MWavg in 2024 and 612 MWavg in 2023). This increase in total generated electricity was due to a growing demand from the system related to peak load.

In addition, we hold participation in other projects of power generation representing 82 MW in our electricity generation capacity. This capacity is held through the following entities: Energética Suape II S.A. (20%) and Brasympe Energia S.A. (20%), which in turn holds a 60% interest in Termocabo S.A.

In December 2025 , we announced the signing of a strategic partnership through the acquisition of 49.99% of Lightsource bp’s subsidiaries in the country. The partnership will operate as a joint venture with shared management between Lightsource bp and us, aiming to develop profitable onshore renewable energy projects and strengthen both companies’ positions in Brazil’s renewable market. Lightsource bp will contribute a development pipeline of 1–1.5 GW, additional early-stage projects, and the Milagres solar plant in Ceará, which has been operating since 2023 with 212 MWp of installed capacity

We also have some investments in renewable power generation sources in Brazil. We own a solar power pilot plant, Alto do Rodrigues Photovoltaic Unit with 1 MW of solar capacity.

Additionally, we are building our first pilot plant for renewable hydrogen generation at the Vale do Açu Thermoelectric Power Plant, also in Alto do Rodrigues, in the state of Rio Grande do Norte. The project carried out in cooperation with the Institute of Innovation in Renewable Energies (SENAI ISI-ER), will have its construction executed by WEG, a Brazilian company that is a global reference in electrification. The plant is expected to begin test operations in the first quarter of 2026.

SALES AND GENERATION OF ELECTRICITY(1)

	2025	2024	2023
Electricity sales (ACL) – average MW(2)	725	888	1,515
Electricity sales (ACR) – average MW	710	1,109	1,655
Electricity generation – average MW	818	751	612

(1)        The generation value in the table above includes only the plants where we manage the operation.

(2)        Includes electricity sales from the Gas & Low Carbon Energies segment to other operating segments. Service and other revenues from electricity companies.

Annual Report and Form 20-F 2025 I 125

Electricity sales and commitments for future generation capacity

Under Brazil’s power pricing regime, a thermoelectric power plant is only allowed to sell electricity that is certified by the MME and that corresponds to a fraction of its installed capacity. The certificate is granted to ensure a constant sale of commercial capacity over the course of years to each power plant, given its role within Brazil’s system to supplement hydroelectricity power during periods of unfavorable rainfall. The amount of certified capacity for each power plant is determined by its expected capacity to generate energy over time. The total capacity certified by the MME (garantia física) may be sold through long-term contracts in auctions to power distribution companies (standby availability), and through bilateral contracts executed in the free market environment and used to meet the energy needs of our own facilities.

In exchange for selling this certified capacity, the thermoelectric power plants must produce energy whenever requested by ONS. In addition to a capacity payment, thermoelectric power plants also receive a reimbursement for variable costs (declared to MME to calculate commercial certified capacity) incurred whenever they are requested to generate electricity.

In 2025, the commercial capacity certified by MME for all thermoelectric power plants we control was 3,107 MWavg. Our total generating capacity was 4,910 MWavg. Of the total 3,788 MWavg of commercial capacity available for sale in 2025, approximately 19% was sold as standby availability in public auctions in the regulated market (compared to 27% in 2024) and approximately 19% was committed under bilateral contracts and self-production, i.e. sales to related parties, (compared to 22% in 2024).7

Under the terms of standby availability contracts, we receive a fixed amount whether or not we generate any power. Additionally, whenever we have to deliver energy under these contracts, we receive an additional payment for the energy delivered that is set on the auction date and is revised monthly or annually, based on inflation-adjusted international fuel price indexes.

The table below shows the evolution of our installed thermoelectric power plants’ capacity, our purchases in the free market and the associated certificated commercial capacity.

INSTALLED POWER CAPACITY AND UTILIZATIONF

	2025	2024	2023
Installed capacity (MW)	4,910	4,910	5,313
Certified commercial capacity (MWavg)	3,107	3,341	3,218
Purchases in the free market (MWavg)	681	782	1,447
Commercial capacity available (Lastro) (MWavg)	3,788	4,123	4,665

The table below shows the allocation of our sales volume between our customers and our revenues for each of the past three years:

ELECTRICITY SOLD

	2025	2024	2023
Total sale commitments (MWavg)	1,435	1,997	3,170
Bilateral contracts	361	581	1,219
Internal consumption	364	307	296
Public auctions to distribution companies	710	1,109	1,655
Generation volume (MWavg)	818	751	612
Revenues (US$ million)(1)	1,296	1,427	1,652

(1)  Includes electricity sales revenues from the Power segment to other operating segments, service and other revenues from electricity companies.

Annual Report and Form 20-F 2025 I 126

Our power assets and their respective locations are listed in the table below.

OUR POWER ASSETS (1)(2) (MW)

		Type(3)	Region	Power Plant	Fuel(3)	Installed Capacity	Shareholding or PIE	Petrobras Capacity	Partners
Assets under Petrobras Management (own, lease or controlled)	1	UTE	Southeast/ Midwest	Ibirité	NG	235	100%	235	-
	2			Baixada Fluminense	NG	530	100%	530	-
	3			Seropédica	NG/DO	360	100%	360	-
	4			Cubatão	NG	249.9	100%	249.9	-
	5			Nova Piratininga	NG	386	100%	386	-
	6			Termorio	NG	989.2	100%	989.2	-
	7			Juiz de Fora	NG/ET	87	100%	87	-
	8			Três Lagoas	NG	386	100%	386	-
	9			Termomacaé	NG	922.6	100%	922.6	-
	10		South	Canoas	DO/NG	248.6	100%	248.6	-
	11		Northeast	Termobahia	NG	186	100%	186	-
	12			Vale do Açu	NG	110	100%	110	-
	13			Termoceará	NG/DO	220	100%	220	-
	Petrobras Management					4,910	100%	4,910
	14	PV	Northeast	Solar Alto do Rodrigues		1	100%	1	-
	Subtotal Petrobras Management				4,911			4,911

		Type(2)	Region	Power Plant	Fuel(2)	Installed Capacity	Shareholding or PIE	Petrobras Capacity	Partners
Petrobras Shareholdings	1	UTE	Northeast	Suape II	FO	381	20%	76	Savana SPE Incorporação Ltda.: 80%; Petrobras: 20%
	2			Termocabo	FO	50	12%	6	Brasympe Energia S.A.: 60% (Petrobras has 20% and other partners have 80% of the shareholding at Brasympe); EBRASIL S.A.: 24%; SZF Participações Ltda: 14%; OZ&M Incorporação Participação Ltda: 2%
	Subtotal Petrobras Shareholdings					431		82
TOTAL						5,342		4,993
(1)	Assets as of December 31, 2025.
(2)	The Termocamaçari plant, powered by natural gas and with an installed capacity of 120MW, is leased to Proquigel Química until August 2030.
(3)	NG—Natural Gas; FO—Fuel Oil; DO—Diesel Oil; ET—Ethanol; PIE—Independent Power Producer; UTE—Thermoelectric Power Plant; PCH—Small Hydroelectric Plant; PV—Photovoltaic.

Annual Report and Form 20-F 2025 I 127

Contracts of our thermoelectric power plant in the ACR and their respective contracted power and contract expiration date are listed in the table below.

OUR CONTRACTS IN THE REGULATED MARKETING ENVIRONMENT

Region	Power plant	Contracted power (MWavg)	Contract expiration date
Southeast /Midwest	Baixada Fluminense	416.4	2033
	Cubatão	98.3 64.2	2025 to 2039 2026 to 2040
	Termomacaé	200.0	2025

Contracts of capacity reserve of our thermoelectric power plants and contract length are listed in the table below.

OUR CONTRACTS OF CAPACITY RESERVE

Region	Power plant	Contracted available power (MWavg)	Contract length
Southeast/Midwest	Termorio	922.35	August 2025 to June 2041(1)
	Ibirité	197.87	August 2025 to June 2041(1)
(1)	Pursuant to the addendum executed on June 16, 2025, the contract terms were amended from July 2026–June 2041 to August 2025–June 2041.

Low Carbon Energies24F[1]

2In 2025, our value proposition Natural Gas & Low Carbon Energies is to operate in a competitive and integrated manner in the operation and commercialization of gas and energy, optimizing the portfolio and promoting the inclusion of renewable sources as well as to operate in low-carbon businesses, diversifying the portfolio in a profitable way and promoting the longevity of Petrobras. This position was maintained by Petrobras in PN 26-30 published in November 2025.Considering all low-carbon initiatives (scopes 1, 2, and 3), investment in energy transition reaches US$13 billion, encompassing projects in low carbon energy, bioproducts, actions for decarbonizing operations, and Research, Development, and Innovation (R&D&I) present in all segments. This amount represents 12% of the total investment and 8% of the investment in Implementation.

We expect to expand our operations in low carbon business, with focus specially on:

▪	Biodiesel: We aim to expand biodiesel operations through partnerships with companies that have strong access to raw materials, which would increase margins and capture projected demand growth. We have observed synergies between biodiesel and biorefinery, as well as in biobunker production.

Annual Report and Form 20-F 2025 I 128

▪	Ethanol: We seek minority stakes in leading ethanol companies to gain faster and relevant market entry. Brazil's position as the world's second-largest ethanol producer and the increased blending mandate for anhydrous ethanol with gasoline (currently 30%, potentially reaching 35% by 2030) support growth in light transport and potential expansion in air and maritime segments. We also see low-carbon ethanol as a strategic input for SAF production and e-fuel generation using biogenic CO2.
▪	Biomethane: We seek minority stakes in established biomethane companies to leverage growing demand. We see opportunities to serve as the main off-taker of biomethane, utilize existing gas and energy infrastructure, reduce LNG imports, and enable low-carbon hydrogen production.
▪	Biorefining (SAF – HEFA and ATJ): We are adapting our refining facilities and developing new units to transform biomass into high value-added products, including Diesel-R (a co-processed derivative with renewable content, commercially available since September 2023) and dedicated plants for SBC production for SAF.
▪	Low-carbon hydrogen: We see low-carbon hydrogen as part of the solution for hard-to-decarbonize sectors. We aim to expand our expertise in low-carbon hydrogen through pilot programs and small-scale partnership projects, following the evolution of demanding markets.
▪	Renewable generation: to operate preferentially in partnership with large companies in the sector, aiming for the decarbonization of our operations, integration of the low carbon solutions portfolio, and capturing market opportunities in Brazil. In December 2025, we signed an agreement with Lightsource bp to establish a strategic partnership in the onshore renewable energy segment. Under the agreement, we will acquire 49.99% of Lightsource bp's subsidiaries in Brazil. The completion of the transaction is subject to regulatory approvals. The partnership will be structured as a joint venture, with shared management between the companies. Still in 2025, from the R&D, we, WEG, and Statkraft have put into operation the wind turbine with 7MW.
▪	CCUS: Currently, four projects are under evaluation in São Paulo, Rio de Janeiro, Espírito Santo, and Bahia. These initiatives aim to support the decarbonization of both our own operations and those of third parties, particularly in hard-to-abate sectors. In parallel, we approved the Final Investment Decision (FID) for the first CCS pilot project in Brazil. The project will store approximately 300 kt of CO₂ over three years of operation and will focus on testing and de-risking critical technologies, with an emphasis on CO₂ monitoring.

For more information, please see “Business Plan 2026-30” in this annual report.

Annual Report and Form 20-F 2025 I 129

BioRefino

We launched our BioRefino 2030 program in 2020 to transform our refining processes in line with a low-carbon economy. In 2022, we expanded and prioritized projects for renewable diesel and biojet production. In 2023, we upgraded infrastructure at our RPBC, REDUC, and REPLAN refineries to increase Diesel-R production capacity. Additional coprocessing projects in hydrotreating units are pending the development of a voluntary market, as Hydrotreated Vegetable Oil (HVO) was not included in mandates under the recently approved “Combustível do Futuro" regulatory framework. Diesel-R is produced by coprocessing conventional diesel with vegetable oils using our proprietary HBIO™ technology. The resulting HVO component has the same molecular structure as conventional diesel, reduces greenhouse gas emissions, and is free from contaminants that could damage engines.

In 2025, the first production of BioJet with ISCC-CORSIA certification in Latin America took place at the Duque de Caxias Refinery (REDUC) in Rio de Janeiro. The Sustainable Aviation Fuel (SAF) produced in this batch was commercialized and delivered directly to Rio de Janeiro’s international airport (GIG). Other refineries are already being adapted to continuously produce SAF ahead of the mandatory phase of the CORSIA program and Brazil’s Combustível do Futuro law, which will come into effect as of 2027.

Commercialization of Diesel R, our lower carbon intensity product that contains HVO, is focused on clients who want to meet their voluntary ESG goals.

Ongoing Projects

BioQav (also known as SAF or BioJet fuel) is expected to be used worldwide to reduce greenhouse gas emissions in the aviation sector, in accordance with the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA), established by the International Civil Aviation Organization (“ICAO”). Under this framework, its use is expected to become mandatory in Brazil as of 2027.

The production process for BioQav, through hydrogenation, can be achieved either by coprocessing in hydrotreating units or using dedicated HEFA (Hydrogenated Esthers and Fatty Acids) plants with commercial technologies.

To meet ICAO requirements for avoided CO₂ emissions while dedicated units are not yet in operation (2027 to 2029), four refineries are being adapted for SAF production. The refinery with the largest future SAF capacity will be Refinaria de Paulinia (REPLAN in Sao Paulo State), where an existing diesel hydrotreating unit will be fully dedicated to coprocess renewable raw materials to produce BioJet using the highest possible share allowed by American Society for Testing and Materials - ASTM of renewable feedstock. At REDUC (Refinaria de Duque de Caxias-RJ) one hydrotreating unit is certified and ready for commercialization, as mentioned above. Two other refineries are currently being adapted for coprocessing aiming BioQav production.

In stand-alone dedicated route, one plant for the production of SAF and/or HVO is in implementation phase of current portfolio in RPBC (Refinaria Presidente Bernardes Cubatão SP) using the HEFA technology, starting from same raw materials required for the production of HVO, which is also formed as a coproduct in the same process. Another HEFA plant in Boaventura Energy Complex (CEB) is currently under evaluation phase for the portfolio of future investments.

An additional unit was included in the evaluation portfolio to produce SAF using ATJ (alcohol-to-jet) technology starting from ethanol as raw material, to take advantage of our strategic position in the logistics and commercialization of ethanol. Possibilities of partnership with other companies well positioned in the ethanol chain and/or SAF market are also being considered.

Annual Report and Form 20-F 2025 I 130

100% renewable feedstock processing in a fluid catalytic cracking unit (FCC)

We and Riograndense Oil Refinery (“RPR”) have achieved a historical milestone by processing, for the first time, 100% soybean oil in an industrial refining unit. The technology, developed at the Research, Development and Innovation Center of Petrobras (CENPES), allows us to convert 100% renewable feedstock, with innovations in process and catalyst, generating fully renewable products (petrochemical and fuels). This processing of 100% renewable feedstock in a Fluid Catalytic Cracking Unit (FCC) is the first of its kind in the world.

The test was made possible due to a cooperation agreement signed in May 2023 between the RPR shareholders companies (Petrobras, Braskem and Ultra), which provided the use of the refinery’s units for testing technologies developed by CENPES. The investment in the test was made in accordance with the PD&I clauses of Brazilian Petroleum, Natural Gas and Biofuels regulatory agency (ANP).

We also operate in the production of biodiesel through our wholly owned subsidiary PBIO, which manages our activities for the production, logistics and marketing of these products.

In November 2024, our Executive Board approved the discontinuation of the divestment process of the wholly-owned subsidiary Petrobras Biocombustível S.A. (“PBio”). PBio will remain in our portfolio, in line with our current strategic guidelines, which takes into account our low-carbon businesses, profitable portfolio diversification, and ensuring operational continuity. Additionally, in alignment with our Strategic Plan, we continue evaluating alternatives and business models for PBio, to be developed through partnerships aimed at enhancing our operations, considering new business opportunities, potential synergies between our assets, and the maximization of the results of Petrobras and its investees.

PBIO has three biodiesel plants for its own operations. However, the Quixadá biodiesel plant has been inoperative since November 2016. Our biodiesel production capacity in the other two plants in operation is 4,0 mbbl/d. In 2025, we supplied 2,36% of Brazil’s biodiesel demand, according to the ANP.

CNPE is responsible for setting the mandatory blend of biodiesel in all diesel sold in Brazil. In August 2025, the mandatory blend increased from 14% to 15%.

 Main Assets

Main Assets

	2025	2024	2023
Biofuels (1)
Biodiesel production units - PBIO	3	3	3
Biodiesel production capacity (mbbl/d) - PBIO	10.5	10.5	10.5

(1) Includes the capacity of Quixadá biodiesel plant, which has been inoperative since November 2016.

Annual Report and Form 20-F 2025 I 131

Customers and Competitors

Natural gas is supplied by Petrobras to 87 clients, most of which are distributors (DSO – Distribution System Operators) and free consumers. The entire demand fr natural gas includes our non-thermoelectric, thermoelectric, refining and fertilizer markets, as well as the consumption by natural-gas carriers contracted by us for the provision of transportation services.

In the commercialization of natural gas, we act as importers and domestic producers who can directly sell our product to distributors, free consumers, or thermoelectric plants. In 2025 competition intensified, with new contracts between producers and clients, as expected due to the regulation which improved the regulatory framework of the natural gas sector and established guidelines for the open market.

The transportation of natural gas consists of a monopoly of the Brazilian federal government and may be exercised upon authorization by companies incorporated under Brazilian law, with headquarters and administration in the country. Unlike gas transport (which occurs through high-pressure pipelines and is regulated by the Federal Government/ANP), local distribution via low-pressure networks is regulated and managed by the states.

In the power segment, we operate in generation and sale. In generation, we compete with third-party thermoelectric plants, as well as other generators with other energy sources (hydro, wind, solar). In terms of commercialization, we compete with other energy marketers and operate in the regulated market (power distributors) and free market (marketers and free consumers/large consumers). We have 129 clients and suppliers, of which 33 are distributors, 29 are marketing companies, six are generating companies and 61 are free consumers. All contracts are registered at the Electricity Trading Chamber, a sector agent responsible for the settlement and accounting of these contracts.

Annual Report and Form 20-F 2025 I 132

Mergers and Acquisitions

We implement our Mergers and Acquisitions (“M&A”) strategy with the goal of identifying, analyzing, and executing strategic opportunities. This approach aims to enhance market share in the segments where we operate, establish operations in new segments (including those related to the energy transition), and generate value through integration and synergies.

Our M&A strategy encompasses acquisitions, partnerships, and divestment processes. We consider opportunities that are aligned with the driver of our Strategic Plan and Business Plan, particularly those related to long-term sustainability, profitability, and capital discipline.

The governance process for approving an M&A project follows standards designed to align public administration principles with best market practices. It comprises the following stages:

▪	identification of strategic opportunities and inclusion of the project in our portfolio;
▪	non-binding stage (depending on the project);
▪	binding stage; and
▪	negotiation and signing.

Approval from our Executive Board is required for each project to progress through these stages. Approval of the Board of Directors is also necessary for the binding stage and for the execution of final agreements.

Until March 17, 2026, we have disclosed, signed and completed the following projects:

▪	On March 16, 2026, we announced that, in our capacity as partner and operator of the Tartaruga Verde and Espadarte – Module III fields, located in the Campos Basin, we notified Petronas Petróleo Brasil Ltda. of our decision to exercise our preemptive rights to acquire the 50% participating interests in such assets currently held by Petronas. Upon completion of the transaction, we will hold a 100% participating interest in the assets and will continue to act as operator. The closing of the transaction is subject to the satisfaction (or waiver, as applicable) of the conditions precedent set forth in the applicable purchase and sale agreement, including approval by the ANP.
▪	On December 16, 2025, we signed an agreement to form a strategic partnership in the onshore renewable energy segment through the acquisition of 49.99% of Lightsource bp’s subsidiaries in Brazil. The partnership will be structured as a joint venture, with shared management between us and Lightsource bp. On January 22, 2026, CADE approved the joint venture without restrictions. The closing of the deal is subject to the conditions defined in the agreement.
▪	On August 4, 2025, we concluded the transfer of our entire interest held in the Cherne and Bagre fields, located in the shallow waters in the Campos basin, state of Rio de Janeiro.

Annual Report and Form 20-F 2025 I 133

Agreements with CADE

In 2019, we entered into two Terms of Cessation Commitments (TCCs) with CADE, Brazil's antitrust authority: one addressing the refining market and another addressing the gas market.

Refining market agreement

The refining market TCC (TCC Refino) required the divestment of eight refineries: REPAR, RNEST, REGAP, REFAP, RLAM, REMAN, LUBNOR and SIX. These commitments were aligned with our Executive Board guidelines at the time and CNPE Resolution 09/2019, which promoted competition in Brazil's refining sector.

We complied with TCC Refino commitments, including the sale of three refineries (SIX, RLAM and REMAN), until 2024, when the TCC was amended, eliminating divestment obligations for RNEST, REPAR, REFAP, REGAP and LUBNOR.

The TCC amendment, signed July 3, 2024, established new commitments:

▪	Enhanced monitoring obligations allowing CADE to verify non-discriminatory pricing in our domestic oil products and crude oil commercial activities;
▪	Disclosure of general, non-discriminatory commercial guidelines for seaborne oil deliveries to independent refineries in Brazil; and
▪	Offering frame contracts to independent refineries in Brazil for seaborne deliveries.

The TCC Refino Addendum obligations are valid for three years and may be extended for an additional three years at CADE’s discretion. These commitments have been fulfilled by us in accordance with the terms agreed with CADE since the signing of the TCC amendment.

Gas market agreement

The TCC for the Gas Market (the “TCC Gas”) provided, among other commitments, the mandatory divestment of its entire equity stake in the companies Nova Transportadora do Sudeste S/A (NTS), Transportadora Associada de Gás S.A. - TAG, Transportadora Brasileira Gasoduto Bolivia-Brasil S.A - TBG, as well as its indirect equity stake in Petrobras Gás S.A. - GASPETRO.

We had been complying with the commitments agreed in TCC Gas, which was only pending the sale of company TBG, a divestment that faced obstacles during its execution.

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

Since the signing of TCC Gas, significant economic, legal and regulatory changes have occurred in the domestic natural gas market to justify the need for us to re-assess the business model of the projects to be divested in the Natural Gas segment.

Annual Report and Form 20-F 2025 I 134

The New Gas Law, which came into effect after the TCC was signed, exempts companies that were already vertically integrated prior to its enactment, which applies to TBG, from the obligation to de-verticalize, so long as these companies comply with the independence and autonomy requirements to be regulated by the ANP. Therefore, considering the de-verticalization of TBG is not required to meet the objectives of TCC Gas, and that its divestment would not be aligned with the Business Plan 2025-29+ and Strategic Plan, the company negotiated with CADE behavioral obligations that ensure TBG’s commercial independence thus eliminating any concerns regarding the preservation of competitiveness in the Brazilian natural gas market.

The amendment was signed on July 3, 2024, and results from extensive debates between our technical areas and CADE, culminated in the cessation of the obligation to sell TBG, within the scope of the TCC, and established new commitments, summarized as follows:

▪	adoption of additional safeguards for the election process of independent members to TBG’s Board of Directors.
▪	adoption of relevant independence (de facto) of TBG's Commercial Board in relation to us, removing any possible influence by us as its majority shareholder.

The terms agreed in the Amendment to TCC Gas will be valid until ANP issues a certificate of independence for TBG, or until March 4, 2039 (the deadline established in article 5, paragraph 4, of the New Gas Law, whichever comes first).

As a result, our Executive Board removed TBG from the divestment portfolio.

Annual Report and Form 20-F 2025 I 135

External Business Environment

We are subject to external variables that can impact the performance of our business and the way we plan for the future.

Global Oil & Gas Market

Brent crude averaged slightly higher in the first quarter of 2025 compared to the previous quarter, rising from US$74.7/bbl to US$75.7/bbl by quarter-end, which affected our realized crude and product prices.

The first quarter was marked by concerns about a trade war between the US and a several countries (Canada, Mexico and China), following the new U.S. administration’s view that historical trade relationships had been unfair. That bearish impact on oil prices was reinforced by an unexpected OPEC+ announcement of a gradual supply return starting in April 2025. Despite the downward impact of both events, oil prices remained relatively stable, while ongoing tensions in the Middle East and renewed U.S. sanctions on Venezuela and Iran increased risks of potential oil supply disruptions. However, escalating tensions and any direct or indirect conflict involving these countries could result in broader regional instability, additional sanctions, volatility in energy and commodity prices, disruptions to shipping routes and global supply chains, and heightened geopolitical uncertainty. Any such developments could adversely affect global economic conditions and, in turn, materially and adversely impact our business, financial condition, results of operations and cash flows.

In the second quarter of 2025, oil prices declined significantly, reaching their lowest quarterly average since 2022. The escalation of trade tensions — including U.S. announcements of substantial import tariffs on selected countries — heightened concerns about a broader economic slowdown. Additionally, OPEC+ reinforced its commitment to restoring supply by adding 411 Mbpd in June 2025, further weighing on oil prices.

Oil prices recovered in the third quarter but remained below the US$70/bbl threshold. Although bearish dynamics from the previous quarter persisted, including trade tensions and OPEC+ supply additions, escalating conflicts in Ukraine and the Middle East increased supply-risk concerns and provided some price support.

During the fourth quarter of 2025, Brent crude oil prices declined, as market concerns regarding a potential oversupply of oil in 2026 appeared to outweigh the effects of ongoing geopolitical developments. During the quarter, prices were negatively impacted by announcements of, and expectations regarding, additional supply from OPEC+ countries, continued trade tensions among major economies, and reports indicating a partial easing of certain geopolitical risk premia following ceasefire developments and renewed diplomatic engagement in connection with ongoing conflicts.

Later in the quarter, additional U.S. sanctions measures affecting certain oil-exporting countries contributed to a partial recovery in prices. Notwithstanding the foregoing, prices remained constrained by persistent macroeconomic uncertainty and continued concerns regarding global supply-demand balances heading into early 2026.

Annual Report and Form 20-F 2025 I 136

Brent crude oil prices increased sharply from US$62.6/bbl on December 31, 2025, to approximately US$102.9/bbl on March 9, 2026 (Brent dated), amid heightened geopolitical instability in the Middle East and risks of further escalation. Such developments may continue to adversely affect the global economy and could contribute to ongoing volatility and disruptions in the global crude oil market. See “Risks — Risk Factor 6.d) Market fluctuations related to political instability, acts of terrorism, insurrection, armed conflicts and wars in various regions of the world may have a material adverse effect on our business” in this annual report.

Natural gas prices in 2025 generally exceeded 2024 levels, with the most pronounced increases occurring in Europe. European gas prices surged as inventory levels fell significantly below historical averages, driven by elevated demand during the preceding winter season. Colder-than-average temperatures, combined with reduced wind power generation, increased reliance on gas-fired electricity generation.

Liquefied natural gas (LNG) prices in Asia increased modestly in 2025 compared to 2024. This rise was primarily driven by stronger European demand, which diverted LNG shipments from Asia and tightened regional supply. Geopolitical tensions affecting key supply routes further contributed to price volatility. As a result, price-sensitive Asian buyers, including China and India, reduced their spot market purchases. Moderate economic growth in the region partially offset upward pressure on LNG prices.

In the United States, Henry Hub spot prices rose substantially in 2025, driven primarily by increased LNG feed gas demand from export facilities and temporary production constraints resulting from extreme weather events, including freeze-offs.

Brazilian Oil and Gas Market

Despite the global energy crisis exacerbated by the conflict in Ukraine and ongoing geopolitical tensions in the Middle East, the Brazilian fuel market demonstrated resilience during the period.

The year 2025 was marked by the enactment of the Combustível do Futuro (Fuel of the Future) Law, which expands biodiesel blending mandates by one percentage point annually, reaching 20% by 2030; allows biodiesel and anhydrous ethanol blending to reach up to 25% and 35% in diesel and gasoline, respectively; and introduces HVO (Hydrotreated Vegetable Oil) and SAF (Sustainable Aviation Fuel) in the Brazilian market.

Annual Report and Form 20-F 2025 I 137

Diesel demand increased by 2.7% despite rising biodiesel blending mandates. Jet fuel demand continued its post-COVID-19 recovery, rising 5.9%. Gasoline demand grew by 2.7%, reflecting its price competitiveness relative to ethanol throughout 2025. Population growth, rising wage levels and increased manufacturing activity contributed to a 1.7% increase in LPG demand in 2025 compared to 2024.

According to the Ministry of Mines and Energy, natural gas demand inter-annual data year-to-date until June 2025 has increased by 5%, from an average of 58 million cmd in 2024 to 61 million cmd (does not include the gas used in the pipeline transport).

Of this total demand of 61 million cmd, power generation consumption increased by 46%, primarily due to adjustments to the risk-aversion parameter in the official dispatch model. These adjustments led to greater utilization of natural gas-fired power plants to meet energy and capacity requirements. Additionally, installed capacity expanded in May 2025 with the commissioning of the 1.6 GW UTE GNA II power plant, which is owned and operated by third parties.

Conversely, demand from the industrial and vehicular segments, which together represent approximately 50% of total consumption, declined by 10% and 11%, respectively. Natural gas vehicle consumption has decreased continuously since July 2022, reflecting the diminished competitiveness of natural gas relative to alternative energy sources.

Emissions Trading Worldwide

As countries increasingly adopt net-zero targets for carbon emissions under the Paris Agreement, governments are recognizing the need to implement policies that promote the decarbonization of the economy and reduce greenhouse gas (GHG) emissions. One such policy instrument is the implementation of regulated carbon market systems based on the cap-and-trade model. These systems set a limit (a cap) on GHG emissions that can be emitted by each entity and allow entities to trade licenses equivalent to one ton of GHG in the market.

There is a growing global trend toward the adoption of carbon-pricing instruments. According to the International Carbon Action Partnership (ICAP) Emissions Trading Worldwide Status Report 2025, 38 carbon markets were in operation in January 2025, covering over 23% of greenhouse gas emissions. This coverage is over four times greater than in 2005, when the European Union Emissions Trading System (EU ETS) — the world’s first carbon market — was launched. Additionally, 11 carbon markets are currently under development, and 9 others are under consideration.

Annual Report and Form 20-F 2025 I 138

The Current State of Carbon Pricing in Brazil

There have been significant advances in the discussion related to the carbon market based on cap-and-trade concept in Brazil. Draft Bill No.182/2024, which regulates the carbon market in Brazil through the introduction of the Brazilian Greenhouse Gas Emissions Trading System (the “SBCE”), was approved by the National Congress in November 2024 and, later, was signed by the President as Law No.15,042/2024 in December 2024.

The law provides that the SBCE will be implemented in phases. The first phase establishes that the regulation of the national carbon market is scheduled to be issued within a period of 12 months, which can be extended for another 12 months. In 2025, the Extraordinary Secretariat for the Carbon Market was created with the objective of organizing, planning, and coordinating the necessary actions for the initial implementation phase of the SBCE. At the same time, it was also reaffirmed that the commitment to publish the necessary sub-legal norms for the regulation of Law No.15.042/2024.

This law is an important step forward for Brazil to achieve the commitments made in the Paris Agreement. Also, this law is a relevant tool for Brazil to remain competitive in global markets, especially with the entry into force in 2023 of the carbon customs tax in the European Union, called the Carbon Border Adjustment Mechanism (CBAM).

Annual Report and Form 20-F 2025 I 139

Business Plan

FPSO MARECHAL
DUQUE DE CAXIAS
SINGAPORE

Business Plan

Annual Report and Form 20-F 2025 I 140

Business Plan 2026-30 (BP 2026-30)

In our Business Plan 2026-30, we maintain the strategies defined in the Strategic Plan and reaffirm our vision of being the best diversified and integrated energy company in value generation, contributing to a more sustainable world. This includes reconciling our focus on oil and gas with diversification into low-carbon businesses (including petrochemicals, fertilizers, and biofuels), as well as a commitment to sustainability, safety, respect for the environment, and full attention to people.

According to the International Association of Oil and Gas Producers (IOGP), our operated upstream production emits less than the industry average. These conditions make it possible to combine leadership in the energy transition with responsible oil and gas exploration in the country. Amid global transformations - particularly in the energy, digital, social, and environmental spheres - we are undergoing a period of change and new perspectives, aiming to prepare for the energy transition and for a fair and inclusive low-carbon economy. This preparation includes adapting to changing energy use patterns and assessing and minimizing social impacts on our employees, communities, and the entire supply chain.

Given the scenario of lower oil prices, the Business Plan 2026-30 reinforces our commitment to growth with value creation and to our financial sustainability through capital discipline, operational efficiency, optimization of operating expenses, and investment budget limits, in addition to the adoption of more restrictive criteria in project approval governance.

Annual Report and Form 20-F 2025 I 141

CAPEX - Capital Expenditure

The CAPEX forecast for the 2026-30 period totals US$ 109 billion, with US$ 91 billion corresponding to projects under implementation (“Portfolio under Implementation”) and US$ 18 billion composed of projects under assessment (“Portfolio under Evaluation”).

To ensure financial resilience and flexibility in responding to market conditions, the Business Plan 2026-30 introduces a new mechanism for the Portfolio under Implementation, with two classifications:

▪	“Implementation Base Portfolio”: US$ 81 billion, which includes projects whose budgets were approved in the Business Plan 2026-30, even if not yet sanctioned.
▪	“Implementation Target Portfolio”: US$ 91 billion, which, in addition to the projects in the Implementation Base Portfolio (US$ 81 billion), includes projects (US$ 10 billion) whose budget confirmation is subject to a financing analysis. Quarterly assessments, based on projections for cash flows and capital structure, will determine the progress of these projects, as well as any prioritization.

CAPEX forecast for the Business Plan 2026-30 period in the E&P segment represents 72% of the total, followed by RT&M with 18%, G&LCE with 8% and corporate with 2%.

BREAKDOWN OF INVESTIMENT PORTFOLIOS (CAPEX) US$ billion

Annual Report and Form 20-F 2025 I 142

CAPEX 2026-2030

Exploration & Production (E&P)

The Business Plan 2026-30 allocates US$ 69.2 billion in investments to E&P projects in the Implementation Target Portfolio over a five-year period.

Of this portfolio, 62% correspond to the Pre-Salt, 24% to Post-Salt fields, 10% is allocated to Exploration, and around 4% relates to onshore and shallow waters, international assets, technologies or decarbonization projects.

We have raised the expected oil and gas production curve in the short and medium term compared to the previous business plan, through improved reservoir management, new complementary wells, and the start-up of new production systems, as well as increased natural gas availability relative to current supply levels.

The projects continue to stand out for their dual resilience (economic and environmental) and high economic value, forming a portfolio that remains viable under long-term low oil prices scenarios. The portfolio’s prospective breakeven Brent price averages US$ 25 per barrel, with carbon intensity of up to 15 kgCO2e per barrel of oil equivalent over the five-year period.

We also project an average Total Cost of Produced Oil (TCPO) - which includes lifting costs (below US$ 6/barrel), government take, depreciation, and depletion - of US$ 30.4/boe from 2026 to 2030, considering government take consistent with the average Brent price assumed for planning purposes. This represents a reduction of approximately US$ 6/barrel compared to the TCPO estimate in the previous business plan.

Production of Oil, NGL and Natural Gas

Eight new production systems will be implemented by 2030, seven of which have already been contracted. Additionally, there are ten additional projects planned for after 2030. We operate all these fields, except for Raia, which is operated by Equinor.

In the Búzios Field, in the Pre-Salt, the Business Plan 2026-30 includes completing the implementation of 11 FPSOs by 2027, with the start-up of the already contracted platforms P-78, P-79, P-80, P-82, and P-83. Furthermore, the implementation of a 12th production unit, P-91, is undergoing the bidding process.

Due to increased operational efficiency and higher production delivery throughout the year, the current oil production projection for 2025 is approximately 2.4 million barrels per day (bpd), with expectations of closing the year in the upper band of the projected target of 2.3 million bpd, with a variation of approximately 4%.

In the Business Plan 2026-30, we expect to reach, during the five-year period, peak oil production of 2.7 million bpd in 2028 and peak total production of 3.4 million barrels of oil equivalent and gas per day (boed) in 2028 and 2029. For monitoring the Business Plan 2026-30, annual projections are used, as shown in the graph below, with a variation margin of ±4%.

TOTAL PRODUCTION million boed/Petrobras Work Interest (WI) with variation of +/- 4%

Annual Report and Form 20-F 2025 I 143

To address reserve replacement challenges, the Business Plan 2026-30 allocates US$ 7.1 billion to exploration activities over the five-year period, with highlights including the Southern and Southeastern Basins, the Equatorial Margin, and exploratory assets in other countries such as Colombia, São Tomé and Príncipe, and South Africa.

At the same time, we maintain projects aimed at increasing gas availability and give special attention to mature assets, with the objective of assessing the potential to extend the productive life of these assets and their production systems. When extension is not viable, decommissioning activities are initiated, following best sustainability practices for asset disposal at the end of their life cycle. Sustainable equipment disposal and well abandonment will require expenditures of US$ 9.7 billion over the next five years.

Refining, Transportation, and Marketing (RT&M)

The Business Plan 2026-30 allocates US$ 15.8 billion in investments to the Implementation Target Portfolio for Refining, Transportation & Marketing, Petrochemicals and Fertilizers.

In Refining, resources are focused on the expansion and adaptation of the refining system to enable the production of high-quality and low-carbon fuels. With these projects, we plan to expand our installed processing capacity from 1.8 million bpd to 2.1 million bpd by 2030 – an increase of 320,000 bpd, including projects currently under evaluation. This expansion will be supported by investments in existing refineries, without the need to build new ones.

Additionally, by the end of the Business Plan 2026-30 five-year period, the production profile is expected to improve, with a greater share of high-value-added products. We expect diesel production to increase from 40% to 45% of total output , with reduced sulfur content and enhanced quality. Investments in Refining - particularly the completion of RNEST Train 2 and the Boaventura Energy Complex project - are expected to contribute to a 307,000 bpd increase in Diesel S-10 production capacity by 2030 (including projects in the Under Evaluation Portfolio), consisting of 134,000 bpd of additional volume and 173,000 bpd resulting from the substitution of Diesel S-500 with Diesel S-10.

Investments also include biorefining initiatives to produce renewable content fuels, such as the construction of a dedicated Aviation Biokerosene (BioQav-SAF) and 100% renewable Diesel (HVO) plant via the HEFA (Hydroprocessed Esters and Fat Acids) route at RPBC, and adaptations at REGAP and REPLAN for SAF production through co-processing. Other projects and studies involving the production of bioproducts at the company's refineries are also underway.

We will also invest US$ 1 billion in initiatives to increase operational and energy efficiency at our refineries through the RefTop Program. These initiatives will contribute to achieving the emissions intensity target of our refining operations and ensuring operational availability equal to or greater than 97% by 2030.

Investments in Marketing and Logistics primarily aim to expand the company's presence in growing markets - such as Brazil’s Midwest and Northern Arc - increase the fleet of ships and vessels, and optimize logistics assets to maximize operational efficiency. These initiatives will reduce logistical costs and the carbon footprint, while capturing greater market share.

The renewal and expansion of the coastal shipping fleet for low liquidity classes and the chartering of offshore support vessels will bring new opportunities for the naval industry. The Business Plan 2026-30 includes the construction of 20 coastal vessels and 18 barges, representing a US$ 2 billion investment during the period, and the chartering of 40 new support vessels to renew the fleet supporting E&P activities.

In the area of fertilizer operations, the main investment project is the completion of the Nitrogen Fertilizer Unit (UFN-III) in Três Lagoas (MS). For other assets - such as the Bahia and Sergipe Nitrogen Fertilizer Plants (Fafen-BA and Fafen-SE, respectively) and Araucária Nitrogenados S.A. (ANSA) - investments are focused on operational continuity.

Additionally, we have allocated resources for studies and research on petrochemical projects, reaffirming our interest in this segment, given its potential for value creation and synergies with our current operations.

Annual Report and Form 20-F 2025 I 144

Gas & Low Carbon Energies (G&LCE)

Investments of US$ 4 billion are planned for the Implementation Target Portfolio of G&LCE segment. In natural gas, projects aim to increase the supply of domestic gas through proprietary production and to develop new competitive commercial products.

We maintain our intention to install new thermoelectric plants in the Boaventura Energy Complex in Itaboraí (State of Rio de Janeiro), with the implementation of these projects conditioned on success in future energy capacity-reserve auctions.

In Low-Carbon Energies, priorities for this five-year period include ethanol, biodiesel, biomethane, diesel R, SAF, and bio-bunker, in line with regulatory developments and market trends, and leveraging synergies with our operations.

Regarding ethanol, biodiesel and biomethane chains, we intend to operate preferably through strategic minority partnerships or shared-control arrangements with relevant players in these sectors.

Additionally, we continue to pursue partnerships for solar photovoltaic and onshore wind energy projects, aiming to capture commercial opportunities and expand our renewable self-generation energy capacity.

We also continue to evaluate projects in Carbon Capture, Utilization and Storage (CCUS), low-emission hydrogen, and energy storage, as well as initiatives under the Corporate Venture Capital (CVC) program.

ESG - Environmental, Social and Governance

In our Business Plan 2026-30, we reaffirm our ambition of achieving zero fatalities and zero leakages, in line with our commitment to life and the environment, which are non-negotiable values. Additionally, we have implemented all low-carbon initiatives, with total investment in energy transition reaching US$13 billion. Beyond low-carbon energy projects, this amount includes investments in operational decarbonization initiatives and Research & Development (R&D) efforts across all business segments. For more information on our ESG strategy and goals, see “Environmental, Social and Governance” section of this annual report.

Annual Report and Form 20-F 2025 I 145

Financing

The Business Plan 2026-30 financeability study resulted in the consolidation of capital-discipline measures focused on cost optimization, increased productivity, and operational efficiency, strengthening our long-term sustainability.

SOURCES AND USES 2026-30 (TOTAL PORTFOLIO VIEW RANGES) US$ billion

The average Brent price, exchange rate, and crack spread assumptions adopted for planning are outlined in the table below:

ASSUMPTIONS

	2026	2030
Brent (US$/barrel)	63	70
Nominal exchange rate (R$/US$)	5.8	5.8
Diesel Crackspread (US$/barrel)	20	19
Gasolina Crackspread (US$/barrel)	14	12

The main assumptions for financing the Business Plan 2026-30, related to the Implementation Target Portfolio, are:

(i) minimum cash balance of US$ 6 billion;

(ii) dividends distributed in accordance with the current policy;

(iii) a gross debt limit of US$ 75 billion, converging to a level of US$ 65 billion.

Annual Report and Form 20-F 2025 I 146

The Business Plan 2026-30 projects a resilient cash flow, with a Brent breakeven for net debt neutrality of US$ 59 per barrel in 2026 and US$ 48 per barrel in 2030. The plan also presents annual projections for Operating Cash Flow (OCF), Investment Cash Flow (Cash Capex), and leasings, related to the Total Portfolio, as shown below:

US$ billion	2026	2027	2028	2029	2030
OCF	35	40	42	42	42
Cash CAPEX	18	20	21	17	17
Leasings	10	10	9	9	9

Annual Report and Form 20-F 2025 I 147

Research, Development and Innovation

Investing in technology is a core component of our long-term competitiveness. Our Research, Development and Innovation Center (CENPES), one of the largest RD&I centers in the energy sector, oversees the RD&I project portfolio and the development of technological solutions to support our Strategic Plan. As of December 31, 2025, CENPES had 1.234 employees, of which 87% were dedicated to RD&I.

Our RD&I portfolio is defined based on identified needs of the business areas and the deployment of our strategy, following principles of operational efficiency and resource optimization. Potential technological solutions undergo valuation and prioritization before inclusion in the RD&I portfolio.

RD&I research lines

Our innovation portfolio includes projects focused on developing technologies for oil and gas exploration and for energy transition. In 2025, we can highlight:

▪	Technologies that optimize investment while reducing costs and uncertainties, including: (i) the development of an innovative seismic source with reduced environmental impact, (ii) participation in studies related to the extension of the Brazilian continental shelf, which may expand the company's potential access to energy and mineral resources, (iii) an analogue study designed to enhance the predictability of reservoir distribution and quality in the Pre-Salt Alto de Cabo Frio Central area (Campos Basin) and (iv) a novel analytical tool for assessing residual oxygen scavenger levels in produced-water reinjection applications.
▪	Innovative technologies and practices that enhance efficiency and operational safety in production development and operations, including: (i) application of artificial intelligence to reduce flare burning on the P-52 platform, thereby reducing CO₂ emissions, (ii) development of a digital twin to optimize energy consumption and reduce emissions from drilling rigs, (iii) development of autonomous underwater vehicles for safer and more sustainable offshore inspections and (iv) the first operation utilizing drones piloted beyond visual line of sight (BVLOS) for light cargo transfers between the P-74 and P-75 platforms.
▪	We have incorporated artificial intelligence (AI) technologies into various aspects of our operations to enhance efficiency, optimize decision-making, and support our strategic objectives. Our use of AI includes predictive maintenance to anticipate equipment failures and reduce downtime, advanced reservoir modeling for faster and more accurate production forecasts, and process optimization in refineries to maximize efficiency and minimize emissions. AI also automates inspections - such as corrosion detection and real-time flare monitoring - enhancing safety and environmental compliance. Platforms like Ativo 360 integrate operational data to provide predictive insights and intelligent recommendations, while cognitive tools organize technical knowledge and accelerate Decision-making.
▪	New technologies supporting the energy transition and products with a reduced carbon footprint, including: (i) the first commercial production of certified SAF in Brazil, conducted at the REDUC refinery, (ii) the early-stage launch of renewable-content asphalt (CAP-Pro R) at the REVAP refinery, (iii) the initial operation of the largest onshore wind turbine in the Americas, a 7 MW unit developed in partnership with WEG and (iv) approval of the São Tomé carbon capture and storage (CCS) pilot project, the first research and development initiative in Latin America dedicated to CO₂ storage in a deep saline reservoir.

We manage our active RD&I portfolio through a structured valuation process to optimize resources and accelerate deliveries, and we track results using innovation indicators to evaluate RD&I investment performance.

Annual Report and Form 20-F 2025 I 148

Our Bylaws require reserving at least 0.5% of paid-in share capital for research and development. In addition, exploration, development and production contracts with the ANP under the Petroleum Law (Law No.9,478/1997) and the Pre-salt framework (Law No.12,351/2010) include RD&I investment obligations determined by the applicable legal-regulatory regime. For concession contracts subject to special participation, the mandatory RD&I investment corresponds to 1% of Gross Revenue of the fields. For production sharing contracts, the percentage is also 1% of Gross Revenue. For the Transfer of Rights contract, the percentage is 0.5% of Gross Revenue from annual production.

In 2025, we expensed US$864 million in research and development, including US$ 138 million in RD&I projects related to decarbonization and new energy solutions. Our patents portfolio covers all business areas and, as of December 31, 2025, comprised 1690 patent applications under review (799 in Brazil and 891 abroad) and 1448 granted patents (747 in Brazil and 701 abroad), across 49 countries. In 2025, we filed 362 patents (178 abroad and 184 in Brazil).

Connections for innovation

Connections for Innovation is our open innovation program, designed to accelerate technological development and add value to our company. The main objective of the program is to identify the best partners to collaborate in developing, testing, or commercializing technologies, thereby increasing our competitiveness and strengthening the alignment between our technological initiatives and the innovation ecosystem. The program currently comprises eight different modules, Pre-Commercial Procurement, Technology Transfer, Startups, Solution Acquisition, Technological Partnerships, Open Lab, Residents and Petrobras Innovation Ventures, each tailored to support different types of technological partnerships and engage various innovation ecosystem actors.

In 2025, the open innovation program surpassed the US$ 1.1 billion mark in partnerships signed over the six years of Connections for Innovation. The program has been growing rapidly. In 2025 alone, more than 300 opportunities were published and over 350 new agreements were signed. This growth is the result of strategic prioritization, enhanced communication, and greater dissemination of the program.

Annual Report and Form 20-F 2025 I 149

Annual Report and Form 20-F 2025 I 150

Environment

Taking care of people and protecting the environment are two of our ESG goals, and to achieve them, each year, we maintain a set of initiatives aimed at preventing accidents and preserving life and the environment, aligned with one of our most important HSE programs, called the "Commitment to Life Program". This Program, comprising projects structured through the critical analysis of HSE management, with reference to the best market practices, seeks to achieve our ambitions of zero fatalities and zero leaks, strengthening our actions based on the principles of our HSE Policy:

▪	HSE is value
▪	Respect for Life
▪	Risk-based management
▪	Business sustainability
▪	Excellence and Transparency in Performance

The main initiatives of the Program for 2025 were the following:

HSE INVESTMENTS

Our HSE investments are directed towards our operations, reduction of emissions and waste from industrial processes, management of water and effluent use, repair of impacted areas, implementation of new environmental technologies, modernization of our pipelines and improvement of our capacity to prevent and respond to emergencies. In addition, we support several socioenvironmental projects.

Our business development with suppliers also includes operational and personnel safety, environmental and health requirements according to the best practices in the industry. Contracted companies must present evidence and certifications related to compliance with HSE standards and ensure compliance with applicable requirements, laws, regulations and ESG best practices, according to commitments formalized with the company in 2025.

Annual Report and Form 20-F 2025 I 151

ESG ELEMENTS – BUSINESS PLAN 2026-30

Aligned with our ambition of zero fatalities and zero leakages, in line with our commitment to life and the environment, which are non-negotiable values, we planned our Strategic Plan and Business Plan 2026-30, which integrated ESG elements into a single vision, summarizing our position according to the diagram below:

OUR **ESG** POSITIONING

ENVIRONMENTAL
SOCIAL
GOVERNANCE
Acting in our business with **integrity** in a **safe** and sustainable way, seeking to **reduce emissions**, promoting **diversity** and **social development**, contributing to a **just energy transition**

REDUCE CARBON FOOTPRINT

Ambitions:

- *Net Zero by 2050* [1]
- *Maintain emissions below 55 MM* tCO_2 *by 2030* [1,2]
- *Near Zero Methane 2030*

PROTECT THE ENVIRONMENT

Zero Leak Ambition

TAKE CARE OF PEOPLE

Zero Fatality Ambition

ACT WITH INTEGRITY

Ambition to be a reference in ethics, integrity and transparency

[1] *Ambitions take into account the Company's willingness to use carbon credits*
[2] *Updated ambition compared to the 2025-29 Business Plan. Considers only the business segments in which we are already involved. | Base year: 2022*

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

The goals related to each of the four key ideas of the diagram were consolidated into a single list, aligned with the concept of integrated ESG:

Annual Report and Form 20-F 2025 I 152

REDUCE CARBON FOOTPRINT

Achievement of the cumulative CO_2 reinjection commitment by 2025 and maintenance of the remaining commitments

- **Reduction of the total absolute operational emissions by 30% by 2030 compared to 2015***
- **Zero routine flaring by 2030**
- **GHG intensity:**
  - **E&P:** achieve portfolio intensity of 15 $KgCO_2e$/boe by 2030
  - **Refining:** achieve intensity of 30 $kgCO_2e$/CWT by 2030
- **Reduction in methane emissions intensity in the E&P segments reaching 0.20tCH_4/thousand tHC by 2030**

** This commitment only considers the business segments in which we are already involved and the Company's willingness to use carbon credits*

PROTECT THE ENVIRONMENT

Commitments

- **Achievement the 100% of Petrobras facilities with Biodiversity action plans commitment by 2025**

Maintenance of the remaining commitments

- **40%* reduction in our freshwater intake by 2030 (91 MM m/year)**
- **30%* reduction in the generation of solid process waste by2030 (195 thousand tons/year)**
- **Allocation of 80% of solid waste to RRR** routes by 2030**
- **Achieve biodiversity gains by 2030, with a focus on forests and oceans:**
  - Net positive impact on vegetated areas by 2030
  - 30% increase in Biodiversity conservation by 2030

** Reference year: 2021. Business segments that were not part of the company's portfolio in 2021 (Fertilizers and BioJet Fuel) are not included in the scope of the commitment.*
*** Reuse, reciclying and recovery.*

TAKE CARE OF PEOPLE

- **Provide a return to Society of at least 150% of the amount invested in voluntary socio-environmental projects* by 2030**
- **To be among the top three O&G companies in the humanrights ranking by 2030****
- **Promote Diversity, Equity and Inclusion:**
  - **Women em leadership:** 26% by 2030
  - **Black people in leadership:** 26% by 2030
- **Implement 100% of the commitments of the Mind in Focus Movement (UN Global Compact) by 2030**
- **Implement 100% of the strategic objectives of the WHO Global Physical Activity Action Plan in the business context by 2030**

** Per project, measurable (3 years)*
*** In the Corporate Human Rights Benchmark (CHRB)*

ACT WITH INTEGRITY

- **Promote diversity in Petrobras' nominations for our shareholdings:**
  - Achieve, by 2026, a minimum of 30% representation of women in statutory positions appointed by Petrobras within its equity holdings.
  - NEW: Achieve, by 2028, a minimum of 20% self-declared Black people in statutory body positions appointed by Petrobras in its equity investments
- **Ensure, by 2030, the completion of sexual violence investigations within an average timeframe of 60 days**
- **100% of relevant suppliers trained in integrity and/or privacy by 2030**
- **Implement human rights due diligence on 100% of our relevant suppliers by 2030**
- **Evaluate the expansion of ESG requirements in 100% of contracts in strategic categories by 2028**
- **Establish that 70% of relevant suppliers have emissions inventory (GHG) published by 2028**

Annual Report and Form 20-F 2025 I 153

Total Recordable Injury Rate

Taking care of people is one of our values. Our goal is to operate within the best global safety standards. One of our top metrics is the Total Recordable Injury Rate (the “TRIR”) below 0.70.

Within an evolutionary and continuous improvement process, Petrobras’ TRIR – which until 2015 was above 2.0 – has shown consistent improvement over recent years. The historical series demonstrates that the Oil and Gas industry, together with Petrobras, has been reducing these rates in recent decades. We monitor critical process indicators monthly in our critical analysis meetings, notably our top metrics such as TRIR.

In 2025, we achieved a TRIR of 0.71, representing a 6% increase from 2024 (0.67). In accordance with the existing management mechanisms, we have implemented initiatives to enhance our safety standards. A critical analysis of the TRIR enables us to develop strategic actions for 2026, focusing on reducing severe incidents, in line with the ambition of ZERO Fatalities.

Although we implemented prevention programs across all operating units, unfortunately we recorded one fatality involving a contractor and two fatalities involving own employees in 2025. We investigate all incidents to identify causes and to define preventive and corrective actions, which are monitored after implementation. In the event of serious accidents, we issue company-wide alerts so that other operating units can assess the likelihood of similar events and adopt appropriate controls.

Environmental impacts

In 2025, we expensed US$1,302 million in environmental projects, compared to US$897 million in 2024 and US$1,072 million in 2023. These environmental projects continue to primarily include actions directed at reducing emissions and waste from industrial processes, managing effluents, promoting rational use and reuse of water, managing risks and impacts on biodiversity, remediating contaminated areas, recovering degraded areas, implementing new environmental technologies, modernizing pipelines and improving emergency response capacity and safety of our operations.

Annual Report and Form 20-F 2025 I 154

Spills and Environmental Remediation Plans

We maintain comprehensive oil spill response capabilities structured at local, regional and corporate levels, enabling rapid deployment of resources and coordinated emergency response across our operations.

In 2025, we achieved a VAZO Indicator of 3.0 m³ from 5 spills greater than one barrel, representing an 82% reduction from 2024 (17.1 m³) and demonstrating significant improvement in spill prevention performance. Our 2025 result is expressively lower than the average of the results of our Peer Group in 2024 of 564 m³(data on spills consulted in sustainability or similar reports published by companies that make up our peer group – BP, Chevron, Shell, Total, Exxon Mobil and Equinor).

We maintain IBAMA-approved environmental response and remediation contingency plans for offshore operations, supported by dedicated oil spill recovery vessels equipped for spill control and firefighting capabilities.

Our environmental defense centers are strategically located to ensure rapid response capabilities for onshore and offshore oil spills, equipped with support vessels, containment booms, absorbent materials, and oil dispersants.

We maintain approximately 300 trained personnel available for 24 hours a day spill response, with additional mobilization capacity for shoreline cleanup operations. Our response capabilities extend beyond Brazil to support international offshore operations as needed.

Since 2012, we have been a member of OSRL, providing access to international oil spill response resources through a network of over 37 corporations. Our membership includes access to Subsea Well Intervention Services with capping and containment equipment maintained at bases worldwide, including Brazil.

In 2025, we conducted 17 high-complexity emergency drills and thousands of additional preparedness exercises, maintaining operational readiness across our facilities.

We maintain comprehensive HSE risk management programs across capital projects and operations, implementing initiatives that reduce our exposure to health, safety, and environmental risks.

Air Emissions and Transition to Low Carbon

Our actions related to climate change and energy transition are based on three pillars:

▪	Transparency and Carbon Management: addresses governance aspects of climate change management and the energy transition, structured to engage multiple levels of the company on the topic, ensuring that risks and opportunities are properly identified and incorporated into analyses and decision-making processes.
▪	O&G Competitiveness: related to the resilience of our oil and gas portfolio, encompassing actions aimed at maintaining our operations at lower costs and with lower carbon intensity compared to leading companies in the sector, thereby safeguarding the competitiveness of our products even in scenarios of demand contraction.
▪	Low Carbon Businesses, Scope 3 Emissions and Just Transition: considers that reconciling a continued focus on oil and gas with the profitable diversification of the portfolio into low-carbon businesses represents the most effective pathway toward a Just energy transition.

Annual Report and Form 20-F 2025 I 155

* Task Force on Climate Related Financial Disclosures

All our projects must be profitable in our scenario which provides an accelerated energy transition with a significant reduction in the price of fossil fuels, assuming a value of crude oil of US$50 per barrel in the long term. Our E&P project portfolio exhibits high resilience to low oil prices, with 60% of the CAPEX planned for the 2026-2030 period being resilient to a Brent price of US$22/bbl, and 92% being resilient to a Brent price of US$50/bbl.

As described in the “Business Plan” section of this report, we have met the commitment for cumulative CO2 reinjection by 2025, and we reaffirm our commitments to reduce the carbon footprint with a focus on climate change mitigation. We also have three ambitions associated with operational emissions (scopes 1 and 2): (i) net zero 2050 (ambitions take into account the company’s willingness to use carbon credits ); (ii) Near Zero Methane 2030; (iii) maintain emissions below 55 MmtCO2e until 2030 (updated ambition compared to the 2025-29 Business Plan, which considers only the business segments in which we are already involved).

In 2025, our performance in terms of GHG emissions was as follows:

▪	Total GHG emissions of 50 million tCO2e, about 7% higher than the previous year, mainly driven by the commissioning of new production units.
▪	Carbon intensity in E&P of 14.7kgCO2e/boe, remaining below the commitment of 15 kgCO2e/boe in 2025.
▪	Carbon intensity in Refining of 36.7 kgCO2e/CWT, the increase of 1.4% compared to 2024 was driven by operational factors such as planned shutdows for project implementation.
▪	Methane intensity in E&P of 0,23 tCH4/thousand tHC, aligned with the commitment of 0.25 tCH4/thousand tHC for 2025.

Annual Report and Form 20-F 2025 I 156

The drivers for the GHG emissions results in 2025 were initiatives focused on efficiency, loss reduction, portfolio management, and lower thermal power dispatch. Although over the past three years we have recorded an increase in emissions, reflecting the growth in activity to ensure energy supply to society, we remain significantly below 2015 levels. This demonstrates that our commitment to efficiency, responsible management, and decarbonization has delivered tangible results. It is important to note that the commitments for 2025 regarding GHG emission intensity in refining were originally established in the 2019–2023 Business Plan, at a time when our strategy included the divestment of refining assets and assumed that our refining park would consist of only five refineries in the Southeast region. In the 2021–2025 Business Plan, this commitment was expanded to also include a target for 2030, considering the same scenario of planned divestments. In the following Business Plans, with the resumption of investments to improve fuel quality, increase capacity, and expand refining operations to meet national energy security, divestments in refining assets were cancelled, thereby maintaining the ten refineries in the current park. This change impacted the 2025 result, as structuring programs such as RefTOP and Carbon Neutral started later in the refineries that were to be divested.

Our carbon intensity targets (E&P and Refining) represented a coverage of 84% of emissions from activities we operated in 2025.

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

Energy transition

Considering all low-carbon initiatives – covering scopes 1, 2, and 3 – investments in energy transition amount to US$ 13 billion, encompassing projects in low-carbon energy, bioproducts, operational decarbonization, and Research, Development and Innovation (RD&I) across all segments. This amount represents 12% of total investment for the five-year period (compared to 15% in the previous plan) and reflects a 20% reduction compared to the previous plan. In this context, it is important to highlight our focus on profitable projects, prioritizing partnerships to reduce risk and promote shared learning.

Annual Report and Form 20-F 2025 I 157

ENERGY TRANSITION INVESTMENTS

DECARBONIZATION
Operational Emissions

US$ **4.3** BILLION

INVESTMENTS IN EMISSIONS MITIGATION
(Scope 1 & 2)

E&P, RT&M and G&P
US$ 3.3 billion

Decarbonization Fund
US$ 1.0 billion

PROFITABLE DIVERSIFICATION
Providing sustainable products

US$ **3.1** BILLION

LOW CARBON ENERGIES

Onshore Wind Energy, Photovoltaic Solar Energy and others
US$ 1.8 billion

Hydrogen
US$ 0.4 billion

CCUS, Offshore Wind, *Corporate Venture Capital and others*
US$ 0.9 billion

US$ **4.8** BILLION

BIOPRODUCTS

Ethanol
US$ 2.2 billion

Biorefining
US$ 1.5 billion

Biodiesel and Biomethane
US$ 1.1 billion

R&D
In low carbon

US$ **1.2** BILLION

INCREASE OVER THE FIVE-YEAR PERIOD

20% of the total R&D budget in 2026, reaching 40% by the end of the period

** BP 2025-29: US$ 16.3 Billion 15% of Total CAPEX and 7% of CAPEX Under Implementation*

The focus on low-carbon initiatives aims at profitable portfolio diversification, supporting our long-term resilience. In renewable power generation projects, we intend to operate primarily in partnership with major players in the sector, with the objectives of decarbonizing operations, integrating the low-carbon solutions portfolio, and capturing market opportunities in Brazil. For bioproducts – which include the ethanol, biodiesel and biomethane chains - we plan to enter these segments primarily through strategic minority strategic partnerships or shared-control arrangements with relevant market players.

Annual Report and Form 20-F 2025 I 158

Social Responsibility

Human Rights

Corporate commitments and initiatives

Human rights commitment is fundamental to our business sustainability. Our approach is governed by our Code of Ethical Conduct, Human Rights Guidelines aligned with UN Guiding Principles, and various policies ensuring respect for human rights across all operations and stakeholder relationships.

We participate in major human rights initiatives including the United Nations Global Compact, Women's Empowerment Principle, National Compact for the Eradication of Slave Labor, the Permanent Committee on Gender, Race, and Diversity Issues of the Ministry of Mines and Energy and Affiliated Entities (Cogemmev), and various diversity and inclusion programs promoting gender equity, racial equality, and protection of vulnerable groups.

Our Human Rights Commission, established in 2021, comprises 48 executive management areas and 125 members across four sub-commissions: Human Rights Training, Diversity Equity and Inclusion, Community Relationship and Human Rights Due Diligence. We maintain a Human Rights action plan with 58 actions to be developed by 2026, monitored by the Board of Directors' HSE committee and Executive Board’ Human Rights Committee.

In 2025, we established the Executive Human Rights Committee with the purpose of advising the Executive Board on the analysis, monitoring, and management of human rights–related matters. The Committee’s scope of work includes, among other aspects, the prevention and combat of discrimination, moral harassment, and sexual violence, as well as the promotion of diversity, equity, and inclusion; human rights due diligence; well-being; decent work; engagement with communities, Indigenous peoples, and traditional communities; and the protection of human rights defenders.

The Committee is coordinated by our Social Responsibility area and includes executives from Compliance; Corporate Intelligence and Security; Human Resources; Supply; Health, Safety and Environment; Internal Affairs; and Ombudsman areas.

Human Rights Due Diligence

We have an institutional framework committed to respecting human rights, embedded in our policies and management systems, as well as processes for identifying, assessing, monitoring, and mitigating human rights risks and impacts. This process is aimed at preventing human rights violations and is organized around three pillars of action:

▪	Workforce
▪	Communities
▪	Supply chain and business partners

In 2025, we completed the pilot projects for integrated human rights due diligence, conducted in five operations with support from external experts. These pilots were based on the UN Guiding Principles on Business and Human Rights and aligned with the guidance of the global oil and gas industry association for environmental and social performance (IPIECA).

Human rights due diligence has since become an established process within the company, supported by standardized guiding documents and implemented across several units. To date, 13 operational units, including the five pilot sites, have undergone human rights due diligence, and additional assessments will continue throughout 2026.

Annual Report and Form 20-F 2025 I 159

Social Risk Assessment

As provided in the internal documents guiding “Acquisition Projects and Investment Projects”, we conducted an analysis of the socioeconomic characteristics of the territories in which the projects are located. Based on this analysis, we identified and assessed social risks and developed appropriate response actions, with the objective of anticipating situations that may positively or negatively influence decisions regarding the direction of the projects.

Throughout 2025, social risk assessments were carried out in acquisition projects, with the support of an independent consultancy specialized in the identification and analysis of Human Rights–related risks and impacts, across the various business segments under prospecting by us. Based on the identification and assessment of these risks, strategies were developed to mitigate negative impacts and enhance opportunities with potential business partners. In this context, the social risks and human rights area was part of the teams responsible for conducting due diligences and also contributed strategic support to the negotiation of the legal instruments that formalize these partnerships.

With regard to investment projects, social risks were likewise identified and assessed to support the decision support package. In 2025, 26 social responsibility assessments were conducted for projects in our investment portfolio, covering the themes of social responsibility and human rights. These assessments resulted in the preparation of technical reports containing an analysis of the social context, the identification and assessment of social risks, and the proposal of response actions, considering internal stakeholders, local communities, and the supply chain.

Corporate programs

Petrobras Programs Addressing Workplace and Sexual Violence and Racial Equity

In 2025, the Petrobras Program against Sexual and Workplace Violence continued the implementation of the action plan initiatives, which is structured around four pillars: Strategy, Prevention, Support, and Complaint Handling. Throughout the year, 14 actions were completed, of which we highlight (i) the expansion of protective measures for victims of sexual and workplace violence, (ii) the definition of restriction criteria for managerial positions regarding individuals sanctioned for practices of sexual and/or workplace violence, (iii) the revision of the Whistleblower Protection Guideline, and (iv) the launch of a new phase of the campaign against sexual and workplace violence.

Combating the sexual exploitation of children and adolescents and forced labor

In 2025, we launched two corporate human rights programs addressing priority issues for us: the Program to Combat the Sexual Exploitation of Children and Adolescents and the Program to Combat Forced Labor and Modern Slavery. These programs strengthen our capacity to identify risks, enhance response protocols, and expand the integration of these agendas into operational routines and the supply chain.

Corporate Mentoring Programs

The Petrobras Mentoring Program is a strategic development initiative with the primary objective of enhancing knowledge proficiency and skills development through the transfer of tacit knowledge. The adopted methodology enables leveraging professional experience to develop employees across various approaches: technical, managerial, diversity, and cultural-generational. These approaches have proven to be robust and effective strategies for preparing talent to face new challenges and preserving critical knowledge essential to our business.

Below, we present the Women’s Mentoring and Negritudes Mentoring programs.

Annual Report and Form 20-F 2025 I 160

CORPORATE WOMEN’S MENTORING PROGRAM

Launched in 2021, the Corporate Women’s Mentoring Program aims to increase the qualification and appointment of women to our leadership positions, contributing to the strengthening of our Diversity, Equity, and Inclusion (DE&I) agenda.

The program offers development pathways and training activities for both mentees and mentors, including lectures, workshops, discussion groups, and mentor training and updates. Since 2022, we have adopted a continuous affirmative action policy. In 2025, during its 4th cycle, 30% of the slots were reserved for black and brown women and 10% for people with disabilities, reinforcing our commitment to reducing inequalities through an intersectional approach.

The professional progress of mentees is systematically monitored. In the 1st cycle (2021–2022), 57.1% of participants advanced to new roles; in the 2nd cycle, the advancement rate reached 60.0%. The 3rd cycle (November 2023 to October 2024) incorporated enhanced development actions, maintained affirmative action criteria, and reinforced the focus on female leadership development, achieving a 45% advancement rate to date.

In 2025, the 4th cycle consolidated the program’s growth, with 687 registrations and 78 pairs formed. The affirmative action percentage for black and brown women increased from 20% to 30%. This cycle started in September 2025 and already demonstrates a 10.3% advancement rate.

Across all four cycles, the program recorded 2,226 registrations, 348 selected participants, and 183 pairs formed. The average advancement rate for the first three cycles is 50%, underscoring the program’s effectiveness in promoting female leadership with an intersectional impact and a focus on reducing inequalities.

PETROBRAS NEGRITUDES MENTORING PROGRAM

The Petrobras Negritudes Mentoring Program, conducted between November 2024 and October 2025, was a strategic initiative aimed at developing black leaders, both current and future, men and women, to accelerate their professional growth.

The program offered 40 mentee positions, equally divided between employees without managerial roles and those with managerial roles (supervisors, coordinators, and sector managers). Ten percent of the positions were reserved for people with disabilities. The program received 789 applications, and all mentors were black professionals from our company.

The program’s actions were developed along two main lines: raising understanding and awareness of racial issues and developing leadership competencies. In addition to individual mentoring meetings, over twenty development events were offered, including workshops, coaching sessions, and lectures delivered by recognized experts.

By the time the mentorship program was completed, a 12.5% managerial advancement rate was observed across the entire group, with 20% of employees without prior managerial roles attaining their first managerial position

Racial Equity Program

Our Racial Equity Program establishes initiatives aimed at strengthening an organizational culture aligned with the values of racial equity, influencing the supply chain, and promoting the health and well-being of Black employees at Petrobras, by incorporating racial equity commitments into our Strategic Plan. Some of the goals and recommendations included in the program are: 26% Black people in leadership positions by 2030; developing leadership training that ensures the curriculum addresses ethnic-racial issues; and involving all company employees in providing race/ethnicity information in the system to ensure more reliable racial data for the adoption of more objective equity strategies

Annual Report and Form 20-F 2025 I 161

Human rights in our supply chain

We are committed to conducting Human Rights Due Diligence for all relevant suppliers by 2030. In October 2023, we integrated Human Rights and Personal Data Protection themes into our Integrity Due Diligence Questionnaire for preventive supply chain measures.

Our contracts include provisions requiring compliance with Brazilian labor regulations, with termination rights for non-compliance, and prohibit child labor or slavery. These requirements extend to subcontractors through our Ethical Conduct Guide for Suppliers.

Starting in November 2024, service contracts with suppliers include a commitment to Human Rights related to the promotion of diversity and inclusion, the prohibition of prejudice, discrimination, harassment, sexual exploitation, child labor and labor analogous to slavery, among other risks of human rights violations. These requirements, also extend to subcontractors through specific items, are intended to ensure greater effectiveness of the commitments expressed in the Ethical Conduct Guide for Suppliers.
In December 2025, we published the “Human Rights Due Diligence Manual for Relevant Suppliers”, aligned with international best practices and internal guidelines. The manual establishes a robust, risk-based, and people-centered standard for human rights management in our supply chain and includes the following steps: risk mapping, assessment, engagement (including on-site supplier visits), implementation of corrective and preventive action plans, identification of critical issues, and continuous monitoring. The Human Rights Due Diligence Manual for Relevant Suppliers process is implemented jointly by the compliance, supply, and social responsibility areas, ensuring alignment with our strategic commitments to human rights.

Community Relationship

We maintain long-term community relationships based on dialogue and transparency. We foster collaborations to strengthen community ties and generate mutual benefits while respecting social, environmental, territorial, and cultural rights through committees, meetings, and social and environmental programs aligned with our business objectives.

In 2025, we established the Community Relations Subcommittee, bringing together professionals from 15 of our business areas and two subsidiaries to foster our dialogue and strengthen community engagement initiatives. As its first milestone, the Subcommittee delivered Petrobras’ Community Relations Guideline.”

Petrobras Socio-Environmental Program and other contributions

▪	We advanced a broad set of socioenvironmental initiatives, encompassing structured projects under our corporate frameworks, strategic partnerships, and coinvestment mechanisms implemented across different territories. These initiatives contributed to environmental conservation, community strengthening, inclusive development, and the promotion of local resilience in regions where we operate, and aim to support regional development, improve community quality of life, and aid nature recovery and conservation, considering stakeholder expectations and business contribution, with priority in operational areas and strategic themes.
~~▪~~	Considering all socioenvironmental investment initiatives, our total consolidated investment was US$ 86 million in the reporting year.
▪	Among these efforts, we strengthened our work with communities, civil society organizations, the public sector and universities through the Petrobras Socio-Environmental Program. With more than two decades of structured investment in conservation and community development, the program stands as one of the most robust corporate socioenvironmental initiatives in Brazil. It is grounded in a structured and transparent governance model, based on public calls and multidisciplinary evaluation, and is aligned with our social responsibility policy and the United Nations Sustainable Development goals (2030 Agenda). Through its four strategic lines of action - forests, ocean, education, and sustainable economic development - the program integrates environmental conservation, scientific research, community strengthening, and inclusive development across all Brazilian biomes.

Annual Report and Form 20-F 2025 I 162

▪	As a complementary initiative, the Autonomia e Renda Program, initiated in 2024, continued to provide professional training for individuals in situations of socioeconomic vulnerability and/or unemployment, with the objective of expanding employability in the oil and gas sector in municipalities located near our operations. Implemented in partnership with Sesi-Senai and Federal Institutes of Education, Science, and Technology, the program offers technical and vocational training to approximately 20,000 priority participants, including women, black individuals, persons with disabilities, Indigenous peoples, quilombola communities, refugees, and transgender individuals. The program currently reaches several municipalities and as of 2025, 2,791 participants completed training, and approximately 300 had secured employment.
▪	Through this initiative, we contribute to local socioeconomic development in areas surrounding its operations by addressing both community demand for employment opportunities and suppliers’ needs for qualified labor.
▪	In this set of the socioenvironmental investments mentioned, we also expanded our efforts in nature-based solutions through a strategic partnership with Brazilian National Bank for Economic and Social Development (BNDES). Under the Floresta Viva initiative—via the “Brazilian Mangroves” and “Biodiversity Corridors” public calls—BNDES and Petrobras allocated US$ 21 million (50% contributed by Petrobras) over seven years to 20 civil society organizations, prioritizing the Amazon, Atlantic Forest, Cerrado, and Pantanal biomes. The initiative aims to restore 4,200 hectares, generate carbon sequestration, and deliver associated social and environmental benefits.
▪	Under the Restaura Amazônia initiative — led by the Ministry of the Environment and Climate Change, the Ministry of Agrarian Development and Family Farming, and the Brazilian Development Bank (BNDES), with our support, nine projects were selected to restore approximately 3.5 thousand hectares across at least six strategic conservation unit areas in the States of Acre, Amazonas, Rondônia, Mato Grosso, Pará, and Maranhão, prioritizing agroforestry systems aligned with local productive vocations and implemented under the oversight of Conservation International Brazil, the Brazilian Foundation for Sustainable Development, and the Brazilian Institute of Administration. A total of US$ 18 million will be invested over five years by Petrobras and BNDES through the Amazon Fund, including additional projects to be selected.
▪	Also, we launched the Regional Public Selection - Nature-based Solutions: Climate adaptation and resilience in cities, with the objective of selecting socio-environmental projects for urban areas of priority municipalities in Rio Grande do Sul and São Paulo. The aim is to contribute to the expansion of the response capacity and climate adaptation of the territories in the face of extreme weather events. The projects will last 36 months, and the total investment will be US$ 4 million.
▪	Additionally, we, in partnership with Régia Capital, established the Petrobras Bioeconomy Fund, an impact-oriented investment vehicle focused on bioeconomy and nature-based solutions businesses in Brazil. With initial capital of US$ 18 million, the fund prioritizes projects related to biodiversity conservation, sustainable extraction, productive restoration, and inclusive economic models, particularly in areas critical for climate and biodiversity. The fund is the first in Brazil to adopt the impact linked compensation model, which integrates financial and socio-environmental performance metrics, and operates under an independent governance structure. The fund seeks to promote income generation as well as the development of carbon and biodiversity credits.

We annually report sustainability and human rights actions in our Sustainability Report and the Human Rights and Corporate Citizenship Supplement, correlating disclosures with GRI indicators, the UN SDGs, and Global Compact Principles, and using the IPIECA Oil and Gas Industry Guide for Voluntary Reporting. These reports are available at Annual Reports - Petrobras https://www.investidorpetrobras.com.br/en/presentations-reports-and-events/annual-reports/

Annual Report and Form 20-F 2025 I 163

Corporate Governance

Good corporate governance and compliance practices are fundamental to business. In recent years, we have made significant progress in strengthening our corporate governance and in our integrity, compliance and internal controls systems. We have also adopted rigorous ethics and integrity standards through initiatives that reinforce our purpose, values, and commitment to continuous improvement and alignment with recognized market practices.

Our corporate governance model has a set of rules and procedures that seek to ensure that our decisions are aligned with good governance:

Criteria for selection of members of the Board of Directors and the Executive Officers are set out in our Bylaws and as required to comply with the conditions imposed by art. 147 of the Brazilian Corporation Law, as well as those provided for in Law No.13,303, of June 30, 2016 (“Law No. 13,303/2016”), in Decree No.8,945/16 and our Policy for nomination of Senior Management Members.

Law No.13,303/2016, among other provisions, establishes that our Board of Directors be formed by at least 25% of independent members.  Our Bylaws extended the requirement to 40%; however, this provision can be amended.

Our Board of Directors nominates the chief governance and compliance officer. The majority of the board must approve the dismissal of such officer, with the vote of a majority of the directors elected by minority shareholders. As provided for in our Bylaws and in Law No.13,303/2016, the chief governance and compliance officer is guaranteed, in the course of his duties, the possibility of reporting directly to the Board of Directors.

In addition to the requirements of the Bylaws and current legislation, in accordance with the guidelines of our Policy for nomination of Senior Management Members, we seek to achieve diversity in the composition of the Board of Directors and complementarity of experience and qualifications. The Executive Officers consist of members with exclusive dedication and require at least 10 years of leadership experience, preferably in the business or in a related area.

Our nominations process includes the verification of additional integrity criteria, provided for in our Bylaws and detailed in our Policy for nomination of Senior Management Members, through the Integrity Background Check (the “BCI”). The BCI is an important decision-making support tool that respects the privacy and data access laws that are in force in each country.

Annual Report and Form 20-F 2025 I 164

As we are a partially state-owned company, the Brazilian federal government can guide our activities, with the purpose of contributing to the public interest that justified our creation, aiming to guarantee the supply of oil products throughout the national territory. However, this contribution to public interest must be compatible with our corporate purpose and with market conditions and cannot jeopardize our profitability and financial sustainability.

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

Regarding our decision-making process, our Bylaws define the board advisory committees that review all matters submitted to the Board of Directors prior to a decision. Additionally, to ensure transparency in our most relevant decisions, we use a shared authorization model, where at least two people must come to a decision (the four-eyes principle).

We are part of the special Level 2 corporate governance listing segment of the B3, which demands compliance with differentiated governance regulations and the improvement of the quality of the information we provide. This voluntary move to Level 2 of the B3 reinforces our advances in corporate governance and ratifies our commitment to the continued improvement of processes and to our alignment with good market practices.

Possible initiatives related to changes for governance improvements require formality and transparency of process. In most cases, a shareholders’ meeting is required if the proposed change is to a governance rule provided for in our Bylaws or stems from a legislative amendment if relates to a Law 13,303/2016 provision.

For more information on our Whistleblower Channel, Code of Ethical Conduct and Ethical Conduct Guide for Suppliers, see “Compliance and Internal Controls – Compliance” and “Compliance and Internal Controls” in this annual report.

Annual Report and Form 20-F 2025 I 165

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
Investment
Audit of Conglomerate
Minority Shareholders
EXECUTIVE BOARD
CEO
EXECUTIVE OFFICERS
STATUTORY ADVISORY COMMITTEES OF THE EXECUTIVE BOARD
HSE
Risk
Human Rights
Energy Transition
Investment & Divestment*
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

Annual Report and Form 20-F 2025 I 166

Major Recognition

We are members of the Brazilian Institute of Corporate Governance, which reinforces our commitment to the continuous improvement of our processes and internal controls, aligned with the market’s best corporate governance practices, the objectives and values defined in our Strategic Plan, as well as national and international legislation.

For the second consecutive year, we were recognized as a Brazilian leader in the oil, gas, and biofuels sector in the ESG Integrity Yearbook, an initiative by Insight Comunicação with support from Fundação Getúlio Vargas (FGV). We also ranked 13th overall in the ESG Integrity Yearbook 2025, highlighting the excellence of its environmental, social, and governance practices.

We also received the Award from Rede Brasil Governança in the category “State-Owned Enterprises, Mixed-Capital Companies, and Quasi-State Entities,” recognizing responsible management committed to sustainability and the implementation of corporate governance practices. We filed the Report on the Brazilian Corporate Governance Code – 2025 cycle with the CVM, maintaining 96% adherence to recommended practices, our highest level since 2019 and two points above 2023. The Brazilian Corporate Governance Code highlights principles and practices for the governance of publicly traded companies.

We were also recognized by the UN Global Compact – Brazil Network, under the 100% Transparency Movement, for our integrity best practices. The highlight was the “New Training Methodology for Relevant Suppliers,” aligned with the UN 2030 Agenda and the commitment to train 100% of the high-risk value chain by 2030.

In September 2025, we were awarded best compliance program in the “Energy” category during the Leaders League Compliance Summit & Awards Brazil, an event that celebrates the country’s best compliance programs.

We achieved the highest level in the governance indicator from the Secretariat for Coordination and Governance of State-Owned Enterprises attaining the excellence level, in all three dimensions of the indicator: corporate governance, public policies, and best practices & innovation. This achievement not only recognizes our progress in recent years but also provides an opportunity to assess our processes at a new quality level and reaffirms our commitment to the continuous improvement of our corporate governance.

We believe that these results demonstrate recognition from the market, as well as regulatory and oversight entities regarding the improvement of our integrity culture and governance mechanisms. We are convinced that a high degree of integrity strengthens our reputation among stakeholders and, consequently, with society as a whole.

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

Annual Report and Form 20-F 2025 I 167

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

As a controlled company, we are not required to comply with the compensation committee requirement.

Audit committee

Annual Report and Form 20-F 2025 I 168

Section	New York Stock Exchange Corporate Governance Rules for U.S. Domestic Issuers	Our Practices
303A.06 303A.07	Generally, listed companies must have an audit committee with a minimum of three independent directors that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties. However, pursuant to Exchange Act Rule 10A-3(c)(3), a foreign private issuer is not required to have an audit committee equivalent to or comparable with a U.S. audit committee if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets the requirements that (i) it be separate from the full board, (ii) its members not be elected by management, (iii) no executive officer be a member of the body, and (iv) home country legal or listing provisions set forth standards for the independence of the members of the body.	Our audit committee is a statutory advisory committee to our Board of Directors and satisfies the exemption set forth in Rule 10A-3(c)(3) under the Exchange Act. See “Management and Employees – Management – Statutory Board Committees” for a description of our audit committee. Our audit committee has a written charter that sets forth its responsibilities that include, among other things: (i) assess the independent auditor's qualifications and independence, and the performance of the independent audit functions, (ii) assuring legal and regulatory compliance, including with respect to internal controls, compliance procedures and ethics, and (iii) monitoring our financial position, especially as to risks, internal auditing work and financial disclosure; (iv) carry out prior analysis of transactions with related parties that meet the criteria established in the Related Party Transactions Policy, approved by our Board of Directors. In addition, two of the audit committee members are an external accounting and auditing experts, who brings valuable expertise and experience to the committee's work.
Equity Compensation Plans
303A.08	Shareholders must have the opportunity to vote for compensation plans through shares and material reviews, with limited exceptions as set forth by the NYSE’s rules.	Under Brazilian Corporate Law, shareholder approval is required for the adoption and revision of any equity compensation plans. We do not currently have any equity compensation plans.
Corporate Governance Guidelines
303A.09	Listed companies must adopt and disclose corporate governance guidelines.

We have a set of Corporate Governance Guidelines (Diretrizes de Governança Corporativa) that address general ombudsman qualification standards, responsibilities, composition, appraisals and access to information by the management. The guidelines do not reflect the independence requirements set forth in Sections 303A.01 and 303A.02 of the NYSE rules. Certain portions of the guidelines, including the responsibilities and compensation sections, are not discussed with the same level of detail set forth in the commentaries to the NYSE rules. The guidelines are available on our website at www.petrobras.com.br/ir

We also have a Corporate Governance Policy, approved by our Board of Directors, which establishes our governance principles and guidelines. This policy applies to our company and our affiliates, pursuant to Article 16 of our Bylaws.

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

Annual Report and Form 20-F 2025 I 169

Operating and Financial Review and Prospects

4259.36
2564.20
2015.36
Jan
Feb

Annual Report and Form 20-F 2025 I 170

Consolidated Financial Performance

We achieved a net income of US$19,720 million, cash provided by operating activities of US$36,047 million, a Free Cash Flow (a non-GAAP measure defined in Liquidity and Capital Resources – Free Cash Flow) of US$16,528 million and an Adjusted EBITDA (a non-GAAP measure defined in Liquidity and Capital Resources – Adjusted EBITDA and Net Debt/Adjusted EBITDA ratio) of US$42,523 million.

Net income attributable to shareholders was US$ 19,634 million in 2025, a 160.8% increase compared to US$7,528 million in 2024, mainly due to exchange rate gains, explained by the gain with the BRL variation against the USD (R$/US$ 5.50 in December 2025 compared to R$/US$ 6.19 in December 2024). Additionally, there was a reduction in operating expenses, which in 2024 had been mainly impacted by costs related to the abandonment of areas.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

▪	the volume of crude oil, oil products and natural gas we produce and sell;
▪	changes in international prices of crude oil and oil products (denominated in U.S. dollars);
▪	changes in the domestic prices of oil products (denominated in reais);
▪	fluctuations in the real vs. U.S. dollar exchange rates and other currencies, as disclosed in Note 33.3.1(c) to our audited consolidated financial statements;
▪	the demand for oil products in Brazil;
▪	the recoverable amounts of assets for impairment testing purposes; and
▪	the amount of production taxes from our operations that we are required to pay.

Annual Report and Form 20-F 2025 I 171

CONSOLIDATED STATEMENT OF INCOME INFORMATION (US$ million)

	As reported
	Jan-Dec		Variation
	2025	2024	▲	▲ (%)
Sales revenues	89,195	91,416	(2,221)	(2.4)
Cost of sales	(46,736)	(45,444)	(1,292)	(2.8)
Gross profit	42,459	45,972	(3,513)	(7.6)
Selling expenses	(5,198)	(4,874)	(324)	(6.6)
General and administrative expenses	(1,938)	(1,845)	(93)	(5.0)
Exploration costs	(1,217)	(913)	(304)	(33.3)
Research and development expenses	(864)	(789)	(75)	(9.5)
Other taxes	(768)	(1,251)	483	38.6
Impairment of assets, net	(1,519)	(1,531)	12	0.8
Other income and expenses, net	(4,842)	(7,893)	3,051	38.7
Operating Income	26,113	26,876	(763)	(2,8)
Net finance income (expense)	734	(15,107)	15,841	104.9
Results of equity-accounted investments	(52)	(627)	575	91.7
Net income before income taxes	26,795	11,142	15,653	140.5
Income taxes	(7,075)	(3,537)	(3,538)	(100.0)
Net income for the year	19,720	7,605	12,115	159.3

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

For more information regarding our functional and presentation currency, see “About Us” and Note 2.2 to our consolidated financial statements.

Annual Report and Form 20-F 2025 I 172

EXCHANGE AND INFLATION RATES

	2025	2024	2023
Year-end exchange rate (reais/US$)	5.50	6.19	4.84
Appreciation (depreciation) during the year(1)	11.1%	(27.9%)	7.3%
Average exchange rate for the year (reais/US$)	5.59	5.39	5.00
Appreciation (depreciation) during the year(2)	(3.68%)	(7.90%)	3.29%
IPCA	4.26%	4.83%	4.62%

(1) Based on year-end exchange rate.

(2) Based on average exchange rate for the year.

From January 1, 2026 to March 31, 2026, the real appreciated 5.14 % against the U.S. dollar.

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

On the other hand, the depreciation of the real against the U.S. dollar results in a loss due to exchange losses arising from our finance debt denominated in U.S. dollars.

Retained earnings available for distribution: Exchange rate variations affect retained earnings available for distribution when expressed in U.S. dollars, as amounts calculated in reais may increase or decrease upon translation as the real appreciates or depreciates against the U.S. dollar.

We maintain hedging relationships between foreign exchange gains or losses from portions of our U.S. dollar-denominated long-term debt and foreign exchange gains or losses from highly probable U.S. dollar-denominated future export revenues, ensuring gains or losses are recognized in the same periods.

For more information about our cash flow hedge, see Notes 4.8 and 33.3.1(a) to our audited consolidated financial statements.

For more information about our foreign exchange exposure related to assets and liabilities, see Note 33.3.1(c) to our audited consolidated financial statements.

Annual Report and Form 20-F 2025 I 173

Sales volumes and prices

As a vertically integrated company, we process most of our crude oil production in our refineries and sell the refined oil products primarily in the Brazilian market. Therefore, the price of oil products in Brazil has a significant impact on our financial results. International oil product prices vary over time as the result of many factors, including the price of crude oil. We take into account domestic market conditions and seek to align the price of oil products with international prices while avoiding the immediate transfer of volatility of international quotations and the exchange rate. The average price of Brent Crude Oil, as reported by Bloomberg, was US$69.1 per barrel in 2025, US$80.8 per barrel in 2024, and US$83 per barrel in 2023. As of December 31, 2025, the Brent Crude Oil price was US$62.6 per barrel.

Consolidated sales revenues were US$89.2 billion in 2025 as compared to US$91.4 billion in 2024, primarily due to lower average Brent prices, partially offset by higher sales volumes.

Sales revenues

	For the year ended December 31
	2025			2024			2023
	Volume (mbbl, except as otherwise noted)	Net Average Price (US$)(1)	Sales Revenues (US$ million)	Volume (mbbl, except as otherwise noted)	Net Average Price (US$)(1)	Sales Revenues (US$ million)	Volume (mbbl, except as otherwise noted)	Net Average Price (US$)(1)	Sales Revenues (US$ million)
Diesel	278,443	96.50	26,870	265,302	103.74	27,522	272,276	118.48	32,260
Gasoline	149,212	82.60	12,325	146,903	86.40	12,692	152,509	93.82	14,309
Fuel oil (including bunker fuel)	7,358	80.32	591	10,123	96.41	976	11,949	96.91	1,158
Naphtha	23,909	66.08	1,580	25,612	72.97	1,869	24,997	73.49	1,837
Liquefied petroleum gas	79,373	42.75	3,393	78,327	40.42	3,166	75,151	46.65	3,506
Jet fuel	42,550	103.92	4,422	40,248	112.25	4,518	37,911	132.28	5,015
Other oil products	56,628	64.14	3,632	62,733	68.11	4,273	61,607	71.87	4,428
Subtotal oil products	637,473	82.85	52,813	629,248	87.43	55,016	636,400	98.23	62,513
Natural gas (boe)	68,174	56.47	3,850	75,344	62.47	4,707	82,536	68.24	5,632
Oil	62,141	70.44	4,377	53,822	80.52	4,334	66,175	82.74	5,475
Electricity, renewables, nitrogen products, services, agency and others	2,519	—	1,898	2,476	—	2,218	1,564	—	2,670
Total Brazilian market	770,307	—	62,938	760,890	—	66,275	786,675	—	76,290
Exports	357,603	71.51	25,572	292,232	82.99	24,251	294,291	84.99	25,012
International sales	11,559	59.26	685	13,561	65.63	890	16,455	67.27	1,107
Total global market	369,162	—	26,257	305,793	—	25,141	310,746	—	26,119
CONSOLIDATED SALES REVENUES	1,139,469	—	89,195	1,066,683	—	91,416	1,097,421	—	102,409

(1) Net average price calculated by dividing sales revenues by the volume for the year.

Annual Report and Form 20-F 2025 I 174

Cost of sales

In 2025, the cost of sales increased 2.8%, reaching US$46,736 million, mainly due to higher costs with oil products imports and depreciation, depletion, and amortization during the period, mainly resulting from: (i) the start-up of the FPSOs Maria Quitéria (Jubarte field, Campos basin) and Marechal Duque de Caxias (Mero field, Santos basin) in October 2024; Almirante Tamandaré (Búzios field, Santos basin) in February 2025; and Alexandre de Gusmão (Mero field, Campos basin) in May 2025; and (ii) an increase in depreciation of capitalized decommissioning costs, reflecting higher production and greater asset values in 2025 compared to 2024. These effects were partly offset by a US$1,741 million decrease in crude oil acquisitions, and a US$737 million decrease in production taxes, mainly reflecting the lower average Brent crude prices.

Selling expenses

Selling expenses were US$5,198 million in 2025, a 6.6% increase (US$323 million) compared to US$4,874 million in 2024, mainly due to higher logistical expenses related to higher volumes of crude oil and oil products exports.

General and administrative expenses

General and administrative expenses were US$1,938 million in 2025, an increase of 5.0% compared to US$1,845 million in 2024, mainly reflecting higher employee expenses, resulting from salary increases, actuarial expenses, and larger expenditure on third-party services, particularly in information security and digital solutions.

Exploration costs

Exploration costs were US$1,217 million in 2025, a 33.3% increase (US$ 304 million) compared to US$913 million in 2024, mainly due to higher geological and geophysical expenses mostly in Africa and Equatorial Margin Basin.

Impairment of assets, net

We recognized impairment in the amount of US$1,519 million in 2025, a US$12 million decrease compared to an impairment loss of US$1,531 million in 2024.

In 2025 net impairment losses were recognized mainly due to the assessments of assets related to oil and gas production fields in Brazil, which resulted in net losses totalling US$ 1,611 million. These losses were primarily associated with the following CGUs: Marlim Sul, Roncador, and the Barracuda and Caratinga Cluster, primarily due to the depreciation of the closing exchange rate and the postponement of projects. In addition, we assessed the recoverability of the refining and utility assets of the Boaventura Energy Complex upon the approval of the project in August 2025, and the signing of the main contracts required for the completion and integration of these assets with the Duque de Caxias Refinery (Reduc) and, consequently, with our set of refining and logistics assets. In the recoverability assessment of these assets, a US$ 328 million impairment reversal was recognized in the CGUs Boaventura Energy Complex – Refining and Utilities, mainly considering the fair value less costs of disposal of the refining assets, estimated using the present value method, and adopting a discount rate of 8.1%.

In 2024 net impairment losses were recognized mainly due to the revision of abandonment and area recovery expenses, as well as reduced forecasts in operational efficiency and increased investment and operational costs, negatively impacting the field's production curves. There were also impairment losses on the 2nd Train of RNEST amounting to US$421 million, due to increased investment estimates associated with the Business Plan 2025-29.

Annual Report and Form 20-F 2025 I 175

Other taxes

Other taxes were US$768 million in 2025, a 38.6% decrease (US$483 million) compared to US$1,251 million in 2024, mainly due to enrollment to the tax settlement program in June 2024, which allowed the settlement of significant legal disputes related to discussions on the incidence of taxes on remittances abroad involving chartering of vessels or platforms and their respective service contracts.

Other income and expenses, net

Other income and expenses, net was an expense of US$4,842 million in 2025, a US$3,051 million decrease compared to an expense of US$7,893 million in 2024, mainly due to higher results on decommissioning of returned/abandoned areas (a US$535 million income in 2025 compared to a US$2,584 million expense in 2024).

Net Finance income (expense)

Net finance income (expense) was an income of US$734 million in 2025, a change of US$15,841 million compared to an expense of US$15,107 million in 2024, mainly due to a foreign exchange gain - Real versus U.S. dollar of US$4,819 million in 2025, as compared to a US$8,503 million loss in 2024 reflecting a 11.1% appreciation of the Real/US$ exchange rate in 2025 (12/31/2025: R$ 5.50/US$, 12/31/2024: R$ 6.19/ US$) compared to a 27.9% depreciation in 2024 (12/31/2024:R$ 6.19/US$, 12/31/2023: R$ 4.84/US$).

Income taxes

Income tax was an expense of US$7,075 million in 2025, compared to an expense of US$3,537 million in 2024. The increase was mainly due to higher net income before income taxes (US$26,795 million of income in 2025 compared to a US$11,142 million income in 2024), resulting in nominal income taxes computed based on Brazilian statutory corporate tax rates (34%) of US$9,110 million in 2025 compared to a US$3,787 million in 2024.

Net Income attributable to shareholders of Petrobras

Net income attributable to shareholders of Petrobras was US$19,634 million in 2025, a US$12,106 million increase compared to a net income attributable to shareholders of Petrobras of US$7,528 million in 2024, as explained above, mainly due to higher net finance income (US$ 734 million of income in 2025 compared to US$15,107 million of expenses in 2024) and lower operating expenses (US$16,346 million of expenses in 2025 compared to US$19,096 million of expenses in 2024), partially offset by lower gross profit (US$42,459 million in 2025 compared to US$45,972 million in 2024) and higher income taxes expenses (US$ 7,075 million of expenses in 2025 compared to US$3,537 million of expenses in 2024).

For information regarding discussion of earlier years, please refer to our previous Annual Report and Form 20-F. Our SEC filings are available to the public on the SEC’s website at www.sec.gov and on our website at www.petrobras.com.br/ir.

Annual Report and Form 20-F 2025 I 176

Financial Performance by Business Segment

SELECTED FINANCIAL DATA BY REPORTABLE OPERATING SEGMENTS AND FOR CORPORATE AND OTHER BUSINESS

	For the year ended December 31
	2025 (US$ million)	2024 (US$ million)	▲ 25-24 (%)
Exploration and Production
Third parties(1)(2)	232	308	(24.7)
Intersegment	59,305	60,208	(1.5)
Sales revenues(2)	59,537	60,516	(1.6)
Cost of sales	(28,022)	(24,823)	(12.9)
Impairment (losses) reversals, net	(1,847)	(1,244)	(48.5)
Net income (loss) attributable to our shareholders	17,228	18,593	(7.2)
Refining, Transportation & Marketing
Third parties(1)(2)	83,086	84,246	(1.4)
Intersegment	1,079	1,035	4.3
Sales revenues(2)	84,165	85,281	(1.3)
Cost of sales	(77,725)	(78,836)	1.4
Impairment (losses) reversals, net	315	(300)	205.0
Net income (loss) attributable to our shareholders	1,743	1,324	31.6
Gas and Low Carbon Energies
Third parties(1)(2)	5,544	6,549	(15.3)
Intersegment	3,151	2,969	6.1
Sales revenues(2)	8,695	9,518	(8.6)
Cost of sales	(4,835)	(5,031)	3.9
Impairment (losses) reversals, net	(1)	-	-
Net income (loss) attributable to our shareholders	268	682	(60.7)
Corporate and other Businesses
Third parties(1)(2)	333	313	6.4
Intersegment	5	6	(16.7)
Sales revenues(2)	338	319	6.0
Net income (loss) attributable to our shareholders	(9)	(12,625)	99.9

(1)        Not all of our segments have significant third-party revenues. For example, our Exploration and Production segment accounts for a large part of our economic activity and capital expenditures but has little third-party revenues.

(2)        Revenues from commercialization of oil to third parties are classified in accordance with the points of sale, which could be either the Exploration and Production or Refining, Transportation & Marketing segments.

Annual Report and Form 20-F 2025 I 177

Exploration and Production

Net income attributable to our shareholders in our E&P segment was US$17,228 million in 2025 compared to US$18,593 million in 2024, primarily due to:

▪	Reduction in sales revenue due to the reduction in Brent prices;
▪	Increase production costs, as well as higher expenses with depreciation and amortization;
▪	Higher impairment losses;

Partially offset by:

▪	Increased production;
▪	Reduction in abandonment and dismantling areas expenses.

Refining, Transportation & Marketing

Net income attributable to our shareholders in our RTM segment was US$1,743 million in 2025 compared to US$1,324 million in 2024, primarily due to:

▪	impairment reversals, which had a positive impact on net income;
▪	lower costs of sales due to the decrease in the average Brent, which impacts the price used to purchase oil from our E&P segment as well as oil and oil products from third parties;
▪	partially offset by lower sales revenues (a decrease of US$1,116 million) mainly due to reduction in prices in the domestic market, particularly for diesel, gasoline, and jet fuel, following the depreciation of average Brent. This decrease in sales revenue was partially offset by increase in volumes sales.

Gas and Low Carbon Energies

In 2025, the net income attributable to our shareholders in our Gas and Low Carbon Energies segment was US$268 million, a decrease of US$414 million compared to 2024, mainly due to (i) lower natural gas selling prices, as a result of the decline in the benchmark Brent price and initiatives aimed at preserving competitiveness; (ii) lower natural gas sales volumes, due to market contraction and the increased participation of other market players; and (iii) the termination of energy contracts from energy auctions (ACR), partially offset by the early commencement of supply under the 2021 Capacity Reserve Auction contract.

For information regarding discussion of earlier years, please refer to our previous Annual Report and Form 20-F. Our SEC filings are available to the public on the SEC’s website at www.sec.gov and on our website at www.petrobras.com.br/ir

Annual Report and Form 20-F 2025 I 178

Liquidity and Capital Resources

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

Management believes that our current working capital is sufficient for the company's present requirements. In the event that we present negative net working capital, management believes it does not compromise our liquidity since the company maintains revolving credit facilities contracted as a liquidity reserve to be used in adverse scenarios (see Note 30.5 to our audited consolidated financial statements).

Additionally, we regularly assesses market conditions and may enter into transactions to repurchase its own securities or those of its subsidiaries, through a variety of means, including tender offers, make whole exercises and open market repurchases, since they are in line with our liability management strategy, in order to improve its debt repayment profile and cost of debt.

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

LIQUIDITY AND CAPITAL RESOURCES

US$ million	2025	2024
Cash and cash equivalents at the beginning of the period	3,271	12,727
Net cash provided by operating activities	36,047	37,984
Acquisition of PP&E and intangibles assets	(19,521)	(14,644)
Acquisition of equity interests	2	(22)
Proceeds from disposal of assets – Divestment	613	863
Financial compensation from co-participation agreements	355	397
Dividends received	128	146
Divestment (Investment) in marketable securities	2,784	(109)
Net cash (used in) provided by investing activities	(15,639)	(13,369)
(=) Net cash provided by operating and investing activities	20,409	24,615
Net change in finance debt	158	(6,325)
Proceeds from financing	5,320	2,129
Repayments	(5,162)	(8,454)
Repayment of lease liability	(9,409)	(7,895)
Dividends paid to our shareholders	(8,114)	(18,327)
Share repurchase program	-	(380)
Dividends paid to non-controlling interest	(40)	(77)
Changes in non-controlling interest	(1)	(84)
Net cash used in financing activities	(17,406)	(33,088)
Effect of exchange rate changes on cash and cash equivalents	198	(983)
Cash and cash equivalents at the end of the period	6,471	3,271
Government bonds and time deposits with maturities of more than three months and post-fixed Bank Deposit Certificates with daily liquidity at the end of the period	2,729	4,800
Adjusted Cash and Cash Equivalents at the end of the period	9,200	8,071

Annual Report and Form 20-F 2025 I 179

The principal uses of funds in the year ended December 31, 2025 were for acquisition of PP&E and intangible assets in the amount of US$19,521 million, debt service obligations, including pre-payment of debts in the international banking market, interest on finance debt, repurchase of securities in the international capital market and lease payments totaling US$14,571 million and dividend payments amounting to US$8,154 million.

These funds were mainly provided by cash from operating activities of US$36,047 million, proceeds from financing of US$5,320 million, divestment in financial investments of US$2,784 million, proceeds from disposal of assets - Divestment of US$613 million, and financial compensation from co-participation agreements of US$355 million.

Source of Funds

In 2025, our financing strategy was mainly based in managing our existing financial liabilities, aiming to extend short-term debt maturities and improving our capital structure, preserving our solvency and liquidity.

Cash Flows from Operating Activities

Net cash provided by operating activities was US$36,047 million in 2025, a decrease of 5.1% from US$ 37,984 million in 2024, mainly due to the decrease in the international Brent oil prices, which were partially offset by higher sales volumes and higher margins on oil products.

Disposal of Assets and financial compensation from co-participation agreements

In 2025, we received cash from the sale of assets amounting to US$613 million, relating to installments of sales occurred in previous years, mainly of Albacora Leste field (US$170 million), Pampo and Enchova fields (US$87 million), Brisa and Baúna fields (US$86 million), Maromba and Roncador fields (US$105 million), and Potiguar field (US$74 million). In addition, we received cash relating to the financial compensation from co-participation agreements in Sépia and Atapu fields, amounting to US$355 million. For more information, see Note 29 to our audited consolidated financial statements.

From January 1, 2025 through February 28, 2025, we received US$101 million from the sale of fields, mainly an earnout from the sale of Brisa and Baúna field (US$58 million) in addition to the financial compensation from co-participation agreements in Sépia and Atapu fields, amounting to US$308 million.

For additional information on divestments, see “Our Business - Mergers and Acquisitions” in this annual report.

Debt

Annual Report and Form 20-F 2025 I 180

Our proceeds from financing are comprised of local and global notes issued in the capital markets and funds raised from banking markets (in Brazil and abroad).

Additionally, our total debt includes lease liabilities. Our Gross Debt (which represents the sum of current and non-current finance debt and lease liabilities) totaled US$69,793 million, and the Net Debt (a non-GAAP measure representing Gross Debt minus Adjusted Cash and Cash Equivalents), totaled US$60,593 million.

We can use our revolving credit lines in case of liquidity needs at any time until their maturity dates, and they will be considered as part of our Gross Debt and Net Debt only once drawn down.

For reconciliation of Net Debt and Gross Debt, see “Liquidity and Capital Resources – Sources of Funds – Finance Debt – Adjusted EBITDA and Net Debt/Adjusted EBITDA ratio” in this annual report.

Finance Debt

Debt profile

In 2025, proceeds from financing amounted to US$5,320 million, reflecting notably proceeds in the international capital market (global notes), in the amount of US$1,962 million, with maturities in 2030 and 2036; proceeds in the domestic banking market, in the amount of US$1,686 million; proceeds in the international banking market, in the amount of US$1,122 million; and public offering of debentures, in the amount of US$516 million, with maturities in 2035, 2040, and 2045.

We currently issue notes in the international capital markets through our wholly-owned finance subsidiary PGF. We fully and unconditionally guarantee such notes issued by PGF.

Information on weighted average interest rate and weighted average maturity of our finance debt is presented below:

	2025	2024	2023
Weighted average interest rate (%)	6.7%	6.8	6.4
Weighted average maturity (in years)	11.70	12.52	11.38
Leverage (%)(1)	45	39	30

(1)     Leverage is a non-GAAP measure defined as (Gross Debt – Adjusted cash and cash equivalents) / (Market Capitalization + Gross Debt – Adjusted cash and cash equivalents) as of December 31 of the respective year.

For additional information on Finance Debt amortization, see “Liquidity and Capital Resources – Use of Funds – Debt Service Obligations” in this annual report.

Annual Report and Form 20-F 2025 I 181

As of December 31, 2025, our finance debt amounted to US$26,441 million, as compared to US$23,162 million as of December 31, 2024. This increase reflects funds raised through note issuances in the capital markets and bilateral loans. See Note 30 to our audited consolidated financial statements for a breakdown of our finance debt, a roll-forward schedule of our finance debt by source and other information.

For more information about our securities, including our bonds, see Exhibit 2.4 in this annual report.

Annual Report and Form 20-F 2025 I 182

Rating

In 2025, Moody’s upgraded our rating outlook from stable to positive while maintaining our credit rating at “Ba1.” S&P and Fitch maintained our credit ratings at “BB” with stable outlooks.

As of April 2, 2026, there were no changes to our credit ratings.

GLOBAL RATING

	2026(1)	2025(2)	Outlook
Standard & Poor’s	BB	BB	stable
Moody’s	Ba1	Ba1	stable
Fitch	BB	BB	stable

(1) As of April 2, 2026.

(2) As of December 31

STAND ALONE RATING

	2026(1)	2025(2)
Standard & Poor’s	BB+	BB+
Moody’s	Ba1	Ba1
Fitch	BBB	BBB

(1) As of April 2, 2026

(2) As of December 31

Annual Report and Form 20-F 2025 I 183

Exposure to interest rate and exchange rate risk

We are exposed to interest rate and exchange rate risk in our finance debt for 2025 and 2024, including short-term and long-term debt.

TOTAL FINANCE DEBT(1)

	2025 (%)	2024 (%)
Real – denominated
Fixed rate	7.9	8.1
Floating rate	21.4	14.7
Sub-total	29.3	22.8
U.S. dollar - denominated
Fixed rate	47.5	47.2
Floating rate	15.4	23.7
Sub-total	62.9	70.9
Other currencies
Fixed rate	5.9	6.3
Floating rate	1.9	0.0
Sub-total	7.8	6.3
Total	100.0	100.0
Floating rate debt
Real-denominated	21.4	14.7
Foreign currency-denominated	17.3	23.7
Fixed rate debt
Real-denominated	7.9	8.1
Foreign currency denominated	53.4	53.5
Total	100.0	100.0
U.S. dollars	62.9	70.9
Euro	2.1	2.3
GBP	3.8	4.0
RMB	1.9	0.0
Brazilian reais	29.3	22.8
Total	100.0	100.0
(1)	Short term and long term.

We aim to practice integrated risk management in every decision-making process. Thus, we do not focus solely on the individual risks of our operations or business units, but, rather, we take a broader view of our consolidated activities, capturing possible natural hedges where and when available. For market risks, we prioritize structural actions related to equity and indebtedness and may use derivative instruments when appropriate.

Annual Report and Form 20-F 2025 I 184

Our market risk management addresses uncertainties affecting our objectives and seeks a balanced combination of risk, return and liquidity under our Business Plan. Limits and action plans are set considering business conditions (prices, rates, volatility and macroeconomic factors) and may include the use of derivative instruments. See the “Exchange Rate and Variation Impacts” table above and the sections below for quantitative information on foreign exchange and interest rate exposures and hedging activities.

Our foreign currency floating-rate debt is mainly subject to fluctuations in SOFR. Our floating-rate debt denominated in Reais is mainly exposed to variations in the Brazilian Interbank Deposit Rate (“DI Rate”) and the Brazilian Consumer Price Index (“IPCA”).

We generally do not use derivative instruments to manage our exposure to interest rate fluctuations, although we may utilize these financial instruments occasionally.

The exchange rate risk to which we are exposed has greater impact on the statement of financial position and derives mainly from the presence of non-Real denominated obligations in our debt portfolio. With respect to the management of foreign exchange risks, we take a broader view of our consolidated activities, capturing possible natural hedges whenever they are available, benefiting from the correlation between our income and expenses. In the short term, the management of our foreign exchange risk involves allocating our cash investments between the Real and other foreign currencies. Our strategy, reevaluated annually in the revision of our Business Plan, may also involve the use of financial instruments, such as derivatives, to hedge certain liabilities, minimizing foreign exchange rate risk exposure, especially when we are exposed to a foreign currency in which no cash inflows are expected.

We have designated cash flow hedging relationships to reflect the economic essence of the structural hedge mechanism between U.S. dollar-denominated debt and future sales revenues.

See Notes 4.8 and 33.3.1(a) to our audited consolidated financial statements for further information about our cash flow hedge.

See Note 33.3 to our audited consolidated financial statements for more information about our interest rate and exchange rate risks, including a sensitivity analysis demonstrating the potential impact of an adverse change in the underlying variables as of December 31, 2025.

For further information regarding expected maturity schedule and currency, the principal and interest cash flows, related average interest rates of our debt obligations, credit risk and liquidity risk, see Notes 30, 33.4 and 33.5 to our audited consolidated financial statements.

Lease Liabilities

We are the lessee in agreements primarily including oil and gas producing units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and buildings. As of December 31, 2025, the amount of lease liabilities totaled US$43,352 million.

Annual Report and Form 20-F 2025 I 185

Non-gaap measures

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

Adjusted EBITDA represents an alternative measure to our net cash provided by operating activities and is computed by using the net income before net finance income (expense), income taxes, depreciation, depletion and amortization, adjusted by results of equity-accounted investments, impairment, realization of cumulative translation adjustment due to the disposal of equity-accounted investments, results on disposal/write-offs of assets, and results from co-participation agreements in bid areas. Adjusted EBITDA is not defined under IFRS Accounting Standards and should not be considered in isolation or as a substitute for net income or other measures calculated in accordance with IFRS Accounting Standards.

US$ million	2025	2024	2023
Net income	19,720	7,605	24,995
Net finance expense	(734)	15,107	2,333
Income taxes	7,075	3,537	10,401
Depreciation, depletion and amortization	15,147	12,479	13,280
Results of equity-accounted investments	52	627	304
Impairment of assets (reversals), net	1,519	1,531	2,680
Realization of cumulative translation adjustment due to the disposal of equity-accounted investments	1	-	-
Results on disposal/write-offs of assets	(20)	(228)	(1,295)
Results from co-participation agreements in bid areas	(237)	(259)	(284)
ADJUSTED EBITDA	42,523	40,399	52,414

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

The following table presents the reconciliation for 2025 and 2024 of Net Debt and Adjusted EBITDA to the most directly comparable IFRS Accounting Standards captions, which, in this case, is, respectively, the finance debt plus lease liability minus cash and cash equivalents and the net cash provided by operating activities:

Annual Report and Form 20-F 2025 I 186

US$ million	2025	2024
Cash and cash equivalents	6,471	3,271
Government securities and time deposits (maturity of more than three months)	2,729	4,800
Adjusted Cash and Cash Equivalents	9,200	8,071
Finance debt (current and non-current)	26,441	23,162
Lease liability (current and non-current)	43,352	37,149
GROSS DEBT	69,793	60,311
NET DEBT	60,593	52,240

US$ million	2025	2024
Net cash provided by operating activities - OCF	36,047	37,984
Allowance for credit loss on trade and other receivables, net	(80)	(260)
Trade and other receivables, net	471	(1,822)
Inventories	857	295
Trade payables	(1,068)	(970)
Taxes payable (1)	6,197	9,895
Losses on decommissioning of returned/abandoned areas	535	(2,584)
Losses with legal, administrative and arbitration proceedings (2)	(1,023)	(996)
Losses arising from actuarial review of health care plan	-	(1,291)
Others	587	148
ADJUSTED EBITDA	42,523	40,399
NET DEBT/ADJUSTED EBITDA RATIO	1.42	1.29
(1)	It is composed of other taxes payable and Income taxes paid.
(2)	This item was aggregated into the line item Others within the 2024 form 20-F.

Our Net Debt/Adjusted EBITDA ratio computed in U.S. dollar increased to 1.42 in 2025 from 1.29 in 2024, reflecting the 16% increase in Net Debt partially offset by a 5% increase in the Adjusted EBITDA.

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

Annual Report and Form 20-F 2025 I 187

RECONCILIATION OF FREE CASH FLOW

	US$ million		R$ million(1)
	2025	2024	2025	2024
Net cash provided by operating activities	36,047	37,984	200,333	204,037
(-) Acquisition of PP&E and intangible assets	(19,521)	(14,644)	(108,714)	(79,856)
(-) Acquisition of equity interests	2	(22)	16	(127)
FREE CASH FLOW	16,528	23,318	91,635	124,054

(1) According to our shareholder remuneration policy, proposed dividends to shareholders are calculated based on the Free Cash Flow measured in Brazilian reais whose numbers are derived from our annual financial statements filed with the CVM.

Use of Funds

Capital Expenditures

We disbursed a total of US$20,319 million in 2025 (of which 84% was used in E&P business), a 22% increase when compared to our Capital Expenditures of US$16,621 million in 2024. It was 10% higher than our previous business plan. Our Capital Expenditures in 2025 were primarily directed toward the most profitable investment projects relating to oil and gas production. These expenditures are based on our Strategic Plan’s cost assumptions and financial methodology.

CAPITAL EXPENDITURES BY BUSINESS SEGMENTS (US$ million)

For the Year Ended December 31,	2025	2024	2023
Exploration and Production	17,042	13,934	10,424
Refining, Transportation & Marketing	2,285	1,799	1,559
Gas and Low Carbon Energies	406	426	277
Total business segments	19,734	16,160	12,260
Corporate and Other Businesses	585	461	413
TOTAL	20,319	16,621	12,673

For information on our future Capital Expenditures, see “Business Plan” in this annual report.

Annual Report and Form 20-F 2025 I 188

EXPLORATION & PRODUCTION INVESTMENTS

US$ 17,042 million

Started operation of three new systems:

- FPSO Almirante Tamandaré (Búzios 7)
- FPSO Alexandre de Gusmão (Mero 4)
- P-78 (Búzios 6)

Reached peak production:
FPSO Marechal Duque de Caxias (Mero 3)

Ramp up of three systems
FPSO Maria Quitéria(IPB)
FPSO Anita Garibaldi (Marlim 1)
FPSO Anna Nery (Marlim 2)

FPSO Almirante Tamandaré set a new production record, reaching an average output of approximately 240 thousand barrels per day in November and December, making it the highest-producing platform in Brazil.

Investments in large projects in the pre-salt layer, especially in the new production systems of the Búzios field

REFINING, TRANSPORTATION & MARKETING INVESTMENTS

US$ 2,285 million

Increased production of ultra-low sulfur diesel and aviation fuel: the new hydrotreating unit at the REPLAN refinery began operating in May 2025, and the modernized U-272D unit (existing hydrotreating unit at the REVAP refinery) began operating in January 2026.

Biorefining portfolio: adaptation of existing units that allow the co-processing of vegetable oil is underway, as well as the implementation of new dedicated units.

Scheduled maintenance stoppages: Carried out at six of our 10 refineries in 2025, involving over 21,800 maintenance personnel and more than 1,400 units of equipment.

GAS & LOW CARBON ENERGIES INVESTMENTS

US$ 406 million

GASLUB natural gas processing plant: UPGN First Train started commercial operations in the second half of 2024. Second Train started commercial operations in May 2025.

Route 3 project: the gas pipeline was successfully completed, and started operation together with UPGN's First Train

Gas-fired thermoelectric plant in Boaventura Energy Complex: has been completed. Additionally, we obtained the environmental preliminary license in November 2024 and remains under evaluation with the objective of participating in the auction scheduled for March 2026.

Investments in scheduled maintenance stoppages, as well as small scale projects to preserve the operation of existing gas processing units and thermoelectric power plants, with the issuance of 303 Operation Entry Communications (CEOPs) in 2025 and the completion of 114 projects, including 60 related to scheduled maintenance stoppages and 54 related to adaptation projects, enhancing assets' reliability and availability, ensuring the implementation of initiatives that address sustainability, environmental issues, and safety.

Distribution to shareholders

Our Board of Directors proposed a distribution to shareholders in 2025 in the amount of US$7,507 million. This distribution was calculated in Brazilian reais, in the amount of R$41,236 million, representing 45% of our Free Cash Flow for 2025, according to the shareholders remuneration policy, converted to U.S. dollars based on the exchange rate prevailing at the date of approval for each anticipation and on the closing exchange rate for the complementary dividends.

For more information on our shareholder remuneration policy, see “Shareholder Information – Shareholders’ Rights” in this annual report and Note 32.5 to our audited consolidated financial statements.

Debt Service Obligations

As of December 31, 2025, our debt maturity profile includes, for the next five years, US$42,533 million in finance debt and lease liability (nominal amounts).

Annual Report and Form 20-F 2025 I 189

AMORTIZATION PROFILE [1] (US$ million)

50.000
45.000
40.000
35.000
30.000
25.000
20.000
15.000
10.000
5.000
-
12,029
10,366
1,663
10,181
7,994
2,187
7,575
5,671
1,904
6,149
4,008
2,141
6,599
3,316
3,283
48,688
33,292
15,396
2026
2027
2028
2029
2030
2031 onwards
Finance debt
Lease liability (IFRS 16)

(1) Amounts composed by Lease nominal future payments and Finance debt principal.

Finance Debt

In 2025, we repaid the principal and interest on several finance debts, in the amount of US$5,162 million, notably: (i) US$3,081 million in the banking market, including the pre-payments of US$610 million of loans in the domestic and international banking markets; (ii) US$1,526 million in the capital market, notably the repurchase and redemption of US$457 million of securities in the international capital market; (iii) US$409 million to the export credit agencies; (iv) US$99 million to the development banks; (v) US$47 million to others.

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

In addition, there are nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use. As of December 31, 2025, these agreements amount to US$20,356 million (US$65,034 million on December 31, 2024).

For information on changes in the balance of lease liabilities and on leases by class of underlying assets, see Note 31 to audited consolidated financial statements.

Ability of Subsidiaries to Transfer Funds to Us

As of the date hereof, we have no knowledge of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to us in the form of loans and/or dividends. The prejudgment attachment levied by a number of EIG entities that previously prevented Petrobras International Braspetro B.V. (the “PIBBV”) from paying dividends to us was lifted as a result of the settlement entered into with EIG on March 7, 2025. As a result, we do not anticipate any impact on our ability to meet our cash obligations. For further information on the prejudgment attachment see “Legal and Tax - Legal Proceedings - Sete Brasil’s Investor Claim and Mediation Procedure” in this annual report.

Annual Report and Form 20-F 2025 I 190

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

Annual Report and Form 20-F 2025 I 191

Annual Report and Form 20-F 2025 I 192

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

Our Board of Directors must be composed of, at least, 40% independent members, considered therein the member elected by employees, whereas the independence criteria must be in compliance with the provisions of article 22, §1, of Law No.13,303/2016, article 36, §1 of Decree Nº 8,945, of December 27, 2016, the B3 Level 2 Regulation and the current regulations of the CVM. In case of contradictions between these rules, the stricter rules prevail.

For further information on Level 2 listing segment, see “Shareholder Information” in this annual report.

For further information regarding the composition, attributions and duties of our Board of Directors, see Exhibit 1.1 to this annual report for a copy of our Bylaws.

As of the date of this annual report, we have the following 10 directors:

Annual Report and Form 20-F 2025 I 193

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

EDUCATION

Mrs. Chambriard holds a Civil Engineering degree from Universidade Federal do Rio de Janeiro (UFRJ) and a master's degree in Chemical Engineering from COPPE/UFRJ, with a specialization in Reservoir Engineering and Formation Evaluation and a specialization in Oil and Gas Production, at what is now known as Universidade Petrobras. She has taken several courses, in addition to those related to oil and gas production, including Management Development in Production Engineering, Negotiation of Exploration and Production Contracts, Qualification in Negotiation in the Oil Industry, Risk Management, Accounting, Management, Leadership, and Development for the Board of Directors.

Born
June 21, 1977

Nationality
Brazilian

Position
Chairman of the Board of Directors since April 2026 and Member of the Board of Directors since August 2025

Current term expires
Ordinary General Shareholders' meeting 2026

Nominated by
Controlling Shareholder

Independent
No

Family Relations
None

Other directorships
Special Secretary for Legal Affairs in the Office of the Chief of Staff to the President of the Republic

MARCELO WEICK POGLIESE

BUSINESS EXPERIENCE

Mr. Marcelo Weick Pogliese currently serves as Special Secretary for Legal Affairs in the Office of the Chief of Staff to the President of the Republic, is a tenured professor at the Federal University of Paraíba, and a Member of the Board of Directors at Petrobras. He has previously served as Deputy Secretary for Legislative Affairs in the Office of Legal Affairs of the Chief of Staff's Office to the President of the Republic, Special Advisor of Petrobras' CEO, Acting Deputy Special Secretary in the Office of the Special Secretary for Legal Affairs, and Advisor in the same office. He has also held the positions of General Attorney of the Municipality of João Pessoa, General Attorney of the State of Paraíba, and Chief Secretary of the Chief of Staff's Office of the Government of Paraíba.

EDUCATION

Mr. Marcelo Weick Pogliese is an attorney, holds a postdoctoral degree in Public Law from the University of Santiago de Compostela, a PhD in Law from the State University of Rio de Janeiro (UERJ), and a Master's degree in Law from the Federal University of Rio Grande do Norte (UFRN).

Annual Report and Form 20-F 2025 I 194

Born
April 10, 1960

Nationality
Brazilian

Position
Member of the Board of Directors since April 2025

Current term expires
Ordinary General Shareholders' meeting 2026

Nominated by
Minority Shareholders that hold Ordinary Shares

Independent
Yes

Family Relations
None

Other directorships
Member of the Board of Directors of Companhia Energética de Minas Gerais (CEMIG)

ALOÍSIO MACÁRIO FERREIRA DE SOUZA

BUSINESS EXPERIENCE

Mr. Aloisio Macário was Vice President of Human Resources and Information Technology at Usiminas, Coordinator of the Rio Chapter of the Brazilian Institute of Corporate Governance (IBGC), Manager of Corporate Governance and Minority Shareholdings at the Banco do Brasil Employee Pension Fund (PREVI), Coordinator in the Asset Analysis and Evaluation Division of Banco do Brasil Asset Management (BB-DTVM), Advisor in the International Area of Banco do Brasil; Board Member of Usiminas, Companhia de Gás de Minas Gerais (Gasmig), and CPFL Energia; Fiscal Council Member of Banco do Brasil, Eternit, Centrais Elétricas Brasileiras S.A. (ELETROBRAS) and Centrais Elétricas de Santa Catarina S.A. (CELESC); as well as Member of the Statutory Audit Committee of CELESC and VIVEST. He is currently a Member of the Board of Directors of Companhia Energética de Minas Gerais (CEMIG) and Petrobras, where he is also a member of the Statutory Audit Committee of the Petrobras Conglomerate.

EDUCATION

Mr. Aloisio Macário holds a bachelor's degree in accounting. He has an MBA in Commercial and Investment Banking Management from CITIBANK Corporate University in the United States, an MBA in Advanced Business Valuation Modeling from LLM Int. Empresarial, and an MBA in Supplementary Pension Plans from the Graduate School of Business Administration (COPPEAD) at the Federal University of Rio de Janeiro (UFRJ). He holds certifications from the Brazilian Institute of Corporate Governance (IBGC) to serve on Fiscal and Administrative Councils.

Born
September 14, 1964

Nationality
Brazilian

Position
Member of the Board of Directors since April 2022

Current term expires
Ordinary General Shareholders' meeting 2026

Nominated by
Minority Shareholders that hold Ordinary Shares

Independent
Yes

Family Relations
None

Other directorships
Member of the Audit Committee of the Mapfre Group (Brazil), a Board Member of the São Paulo Lawyers Institute (IASP), a Member of the Board of Directors of Caixa Econômica Federal (CEF) and its Risks and People Committee and mentor in the Diversity in the Board Elas Program (PDeC Elas) of the Brazilian Institute of Corporate Governance (IBGC)

FRANCISCO PETROS OLIVEIRA LIMA PAPATHANASIADIS

BUSINESS EXPERIENCE

Mr. Francisco Petros worked for 25 years in the capital markets area (1983-2008), where he held positions as Executive Officer of large companies, having acquired solid knowledge of corporate finance, company valuation and investments. He was President of the São Paulo Association of Capital Market Analysts and Investment Professionals (ABAMEC-SP) between 1999-2001 and the first President of the Capital Market Analysts Supervisory Board, set up by the Brazilian Securities and Exchange Commission (CVM) between 2010-2015. He has been a board member of large Brazilian companies, having participated in the restructuring of corporate governance and strategic decision-making in companies such as: BRF (2017-2020), Petrobras (2015-2019) and BR Distribuidora (2015-2016). On these boards he was a member of the statutory audit, finance, people and strategy committees. He is currently a member of the Audit Committee of the Mapfre Group (Brazil), a Board Member of the São Paulo Lawyers Institute (IASP), a member of the Board of Directors of Caixa Econômica Federal (CEF) and its Risks and People Committee and, at Petrobras, he is a Member of Board Director and a member of the Minorities Committee. He is also a mentor in the Diversity in the Board Elas Program (PDeC Elas) of the Brazilian Institute of Corporate Governance (IBGC).

EDUCATION

Mr. Francisco Petros is a lawyer who graduated from Mackenzie University and specializes in corporate law, corporate governance, compliance and forensic investigations. He also has a degree in economics from the Pontifical Catholic University of São Paulo and a postgraduate degree in finance (MBA) from the Brazilian Institute of Capital Markets (IBMEC). He has attended numerous courses in Brazil and abroad in the areas of corporate governance, compliance, internal investigations (forensics), criminal and civil settlements in various jurisdictions and market regulation. He is certified as a Board Member and Audit Committee Member by the Brazilian Institute of Corporate Governance (IBGC).

Annual Report and Form 20-F 2025 I 195

Born
November 18, 1955

Nationality
Brazilian

Position
Member of the Board of Directors since May 2024

Current term expires
Ordinary General Shareholders' meeting 2026

Nominated by
Minority Shareholders that hold preferred Shares

Independent
Yes

Family Relations
None

Other directorships
None

JERÔNIMO ANTUNES

BUSINESS EXPERIENCE

Mr. Jerônimo Antunes has solid experience in Administration, with an emphasis on Accounting Sciences and mainly in the activities of independent auditing, assurance services, risk management, business consultancy and accounting expertise. He is an expert accountant and technical assistant in arbitration chambers and in the judiciary, as well as a consultant and advisor on auditing, risk management, internal controls and accounting matters. He has served as Member of the Board and Coordinator of the Audit Committee of Cia. Müller de Bebidas, external member of the audit committee of IRB-BRASIL Resseguros S.A. (IRB RE) and Fundação CESP (FUNCESP/Vivest), as well as an independent board member and coordinator of the Statutory Audit Committees of Petrobras and the Petrobras Conglomerate, BR Distribuidora, Companhia de Saneamento Básico do Estado de São Paulo (Sabesp), Metrô São Paulo, Desenvolve SP, Paranapanema, Eletronuclear and Eletrobras, and as an external member of the Audit Committees of BRF, OceanPact Serviços Marítimos (Oceanpact) and Vibra. He was elected Accounting Professional of the Year 2019 by the National Association of Finance, Administration and Accounting Executives (Anefac). He is a member of the Paulista Accounting Academy (Chair No. 60), a member of the Board of Trustees of FIPECAFI, and a member of the Finance, Oversight and Controls Committee (CFFC) of the Brazilian Institute of Corporate Governance (IBGC). As well as being a Member of the Board of Directors, he is Chairman of the Statutory Audit Committee (CAE) and of the Minorities Committee (COMIN) and a member of the People Committee (COPE) and of the Statutory Audit Committee of the Petrobras Conglomerate (CAECO).

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

Current term expires
Ordinary General Shareholders' meeting 2026

Nominated by
Minority Shareholders that hold Ordinary Shares

Independent
Yes

Family Relations
None

Other directorships
CEO and controlling shareholder of Banco Clássico S.A., Agro imobiliária Avanhadava S.A., Dinâmica Energia S.A., Jataí Empreendimentos e Participações, Jupem S.A. Participações e Empreendimentos, Navegação Porto Morrinho S.A., Socal S.A. Mineração e Intercâmbio Comercial e Industrial and Agro Imobiliária Primavera S.A. Member of the Board of Directors of Companhia Energética de Minas Gerais and substitute Member of the Board of Directors of Tractebel Energia S.A.

JOSÉ JOÃO ABDALLA FILHO

BUSINESS EXPERIENCE

Mr. Abdalla, also known as Juca Abdalla, is one of the largest individual long-term investors of B3 through his various investment vehicles valued above R$20 billion, largely focused on the Oil and Gas, Energy and Mining sectors with stakes that have been held for more than 10 years. He has experience in Naturgy Brasil's and CEMIG's boards, providing him with an important background in the energy and oil & gas sectors. His performance has always been guided by respect for the interests of all stakeholders, especially within state-controlled companies. With a focus on controlling operating costs, capital allocation policy and ensuring returns equivalent to the risks assumed by stakeholders, especially shareholders of the companies. Always with a focus on the long-term, Mr. Abdalla works to ensure the best possible performance by management. His main roles include: (a) CEO and controlling shareholder of Banco Clássico S.A. (controlling shareholder of several investment vehicles) since 1989; (b) served as a full member of the Board of Directors of Companhia Energética de Minas Gerais since 2019, including acting as an alternate member (2015–2019); (c) full member of the Board of Directors of Petrobras since 2022, also serving as a Member of the Petrobras Investment Committee and Member of the Minority Committee; (d) full member of the Board of Directors of Eletrobras (currently Axia Energia) since May 2025; (e) served as a full member of the Board of Directors of Transmissora Aliança de Energia Elétrica (2019–2022); and (f) served as an alternate member of the Board of Directors of Naturgy Brasil (2015–2022). At Petrobras, he is a member of the Board of Directors, serving as a member of the Investment Committee since 2021 and a member of the Minority Committee since 2024.

EDUCATION

Mr. Abdalla holds a degree in economics from Universidade Presbiteriana Mackenzie.

Annual Report and Form 20-F 2025 I 196

Born
June 4, 1982

Nationality
Brazilian

Position
Member of the Board of Directors since April 2020

Current term expires
Ordinary General Shareholders' meeting 2026

Nominated by
Controlling Shareholder

Independent
Yes

Family Relations
None

Other directorships
Deputy Executive Secretary of the Ministry of Finance

RAFAEL RAMALHO DUBEUX

BUSINESS EXPERIENCE

Mr. Rafael Ramalho Dubeux has been working at the Ministry of Finance since 2023, initially as Special Advisor to the Minister and later as Deputy Secretary. With his extensive career as a Federal Lawyer since 2005, he has amassed a wealth of experience in various public administration roles. Notably, he was the Head of the Special Adviser to the Minister of Finance in 2023, Secretary for Economic Development, Science, Technology, and Innovation of Recife from 2021 to 2023, Deputy Head of Legal Affairs at the Civil House of the Presidency of the Republic from 2014 to 2016, Deputy Head of Parliamentary Affairs at the Presidency of the Republic from 2012 to 2013, and Deputy Legal Adviser at the Ministry of Science, Technology, Innovation, and Communications from 2011 to 2012. In addition to his governmental roles, he was a member of the Board of Directors of Porto Digital, Parqtel (Pernambuco State Technology Park for Electronics and Associated Technologies) and Aries (Recife Agency for Innovation and Strategy) in 2016. He is the author of the books "Development and Climate Change" and "Innovation in Brazil and South Korea" (both published by Editora Juruá) and co-author of "Legal Framework for Science, Technology and Innovation in Brazil" (Editora JusPodivm). In addition, he is a Member of Board Director at Petrobras, where he sits on both the Investment Committee.

EDUCATION

Mr. Rafael Ramalho Dubeux holds a PhD in International Relations from the University of Brasilia (UnB) (Institute of International Relations (IREL)/UnB, 2015) and a master's degree in the same program (IREL/UnB, 2009), as well as a law degree from the Federal University of Pernambuco (Recife Law School/UFPE, 2004). He was a Visiting Researcher at the University of California, Berkeley, and a member of the Executive Committee of the Berkeley Humanities and Social Sciences Association – HSSA (UC Berkeley, 2013). He was a postgraduate professor at the Instituto Brasiliense de Direito Público (IDP) and participates in the UnB research group called International System in the Anthropocene and Global Climate Change.

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

Annual Report and Form 20-F 2025 I 197

Born
January 5, 1960

Nationality
Brazilian

Position
Member of the Board of Directors since July 2020

Current term expires
Ordinary General Shareholders' meeting 2026

Nominated by
Employees

Independent
No

Family Relations
None

Other directorships
None

ROSANGELA BUZANELLI TORRES

BUSINESS EXPERIENCE

Ms. Rosangela Buzanelli joined Petrobras in 1987 as a Geophysicist. She currently works in the Exploration area, in addition to serving as a member of the Board of Directors since July 2020, Chairwoman of the HSE Committee, and member of the Investment Committee.

EDUCATION

Mrs. Buzanelli holds a degree in engineering geology from the Universidade Federal de Ouro Preto, and a master's degree in Remote Sensing, with a focus on Geosciences, from the Instituto Nacional de Pesquisas Espaciais.

Born
July 10, 1954

Nationality
Brazilian

Position
Member of the Board of Directors since January 2025

Current term expires
Ordinary General Shareholders' meeting 2026

Nominated by
Controlling Shareholder

Independent
Yes

Family Relations
None

Other directorships
Member of the Mining Thematic Council of the Brazilian Institute of Industrial Research (CNI) (COMIN), Advisory Board of the Gorceix Foundation and the Board of Curators of the Biodiversitas Foundation.

JOSÉ FERNANDO COURA

BUSINESS EXPERIENCE

Mr. José Fernando Coura has served as Vice President of the Federation of Industries of the State of Minas Gerais (FIEMG) and President of the Mineral Industry Union of Minas Gerais (SINDIEXTRA), and is currently on leave from these positions. In the public sector, he was Deputy Secretary of Mines and Energy for Minas Gerais between 1999 and 2001. Currently, Mr. Coura is an active member of the Mining Thematic Council (COMIN) at the Brazilian Institute of Industrial Research (CNI) and also serves on the Advisory Board of the Gorceix Foundation and the Board of Curators of the Biodiversitas Foundation. In addition, he is a Member of Board Director at Petrobras, where he sits on both the Investment Committee and the Safety, Environment, and Health Committee.

EDUCATION

Mr. José Fernando Coura is a Mining Engineer graduated from the Federal Technical School of Ouro Preto. He has solid additional training in Strategic Planning, Industrial Management, Technology, and Mineral Economics. In 2014, he completed the "Strategic Management for Business Executives" program at INSEAD in Fontainebleau, France. He has chaired both SINFERBASE (the National Union of the Iron and Base Metals Extraction Industry) and the Brazilian Mining Institute (IBRAM), cementing his influence as a strategic leader in the mining industry. His executive experience includes acting as CEO of AVG Siderurgia Ltda. and serving on the boards of the Gorceix Foundation and the Biodiversitas Foundation.

Annual Report and Form 20-F 2025 I 198

On March 31, 2026, Mr. Bruno Moretti, member of the Board of Directors since April 2023, has resigned from his positions as Chairman and member of the Board of Directors. On April 6, 2026, the Director Marcelo Weick Pogliese was elected as Chairman of the Board of Directors, pursuant to §2 of Article 18 of the Bylaws, until the next General Meeting.

Our Annual General Meeting announcing new members joining the Board of Directors will take place in April 2026, after the filing of this report. Information on the proposal regarding the prospective new members is available to shareholders on our website (www.petrobras.com.br/ir) and the SEC’s website.

Annual Report and Form 20-F 2025 I 199

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

CURRENT MEMBERS OF OUR FISCAL COUNCIL

	Year of first appointment	Elected/appointed by
Members
Daniel Cabaleiro Saldanha	2023	Brazilian federal government
Viviane Aparecida da Silva Varga (Chairman)	2023	Brazilian federal government/ Ministry of Finance
Reginaldo Ferreira Alexandre	2025	Preferred shareholder
Ronaldo Dias	2024	Minority Shareholders
Alternate members
Gustavo Gonçalves Manfrim	2023	Brazilian federal government
David Rebele Athayde	2025	Brazilian federal government/ Ministry of Finance
Vasco de Freitas Barcellos Neto	2025	Preferred shareholder
Ricardo José Martins Gimenez	2024	Minority shareholder

Our Annual General Meeting announcing new members joining the Fiscal Council will take place in April 2026, after the filing of this report. Information on the proposal regarding the prospective new members is available to shareholders on our website (www.petrobras.com.br/ir) and the SEC’s website.

Executive Officers

Annual Report and Form 20-F 2025 I 200

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

As of the date of this annual report, we have the following executive officers:

Born
June 30, 1957

Nationality
Brazilian

Position
CEO since May 2024

Current term expires
April 2027

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

EDUCATION

Mrs. Chambriard holds a Civil Engineering degree from Universidade Federal do Rio de Janeiro (UFRJ) and a master's degree in Chemical Engineering from COPPE/UFRJ, with a specialization in Reservoir Engineering and Formation Evaluation and a specialization in Oil and Gas Production, at what is now known as Universidade Petrobras. She has taken several courses, in addition to those related to oil and gas production, including Management Development in Production Engineering, Negotiation of Exploration and Production Contracts, Qualification in Negotiation in the Oil Industry, Risk Management, Accounting, Management, Leadership, and Development for the Board of Directors.

Annual Report and Form 20-F 2025 I 201

Born
September 12, 1963

Nationality
Brazilian

Position
Chief Corporate Affairs Officer since May 2023

Current term expires
April 2027

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

Born
May 28, 1955

Nationality
Brazilian

Position
Chief Logistics, Commercialization and Markets Officer since April 2026

Current term expires
April 2027

Family Relations
None

ANGÉLICA GARCIA COBAS LAUREANO

BUSINESS EXPERIENCE

Mrs. Laureano acted as Chief Energy Transition and Sustainability Officer from July 2025 to April 2026. Mrs. Laureano has 45 years' experience, including 37 years working for Petrobras, 21 of which are in leadership positions. She worked in Materials, Downstream, Gas and Energy areas, and was president of Gaspetro, a Petrobras subsidiary in partnership with Mitsui Gás S.A., responsible for managing stakes in 19 natural gas distributors in several Brazilian states. After retiring from Petrobras, she worked as a consultant on natural gas projects. She was President of Transportadora Brasileira Gasoduto Bolivia-Brasil SA (TBG).

EDUCATION

Mrs. Laureano has bachelor's degree of Metallurgical Engineering from Pontifícia Universidade Católica (PUC/RJ), Master's Degree in Welding from Universidade Federal do Rio de Janeiro (UFRJ), Certified Quality Engineer by American Society for Quality Control – USA, Lead Assessor by The Institute of Quality Assurance – International Register of Certificated Auditors – United Kingdom, Executive MBA from COPPEAD, Ethics in State-Owned Companies, Corporate Governance: Petrobras Training for Directors and Board Members, Corporate Law from Fundação Getúlio Vargas (FGV), Main Aspects of Law 13.303/16 and Decree 8.945/16 from FGV, and Business Ethics from FGV.

Annual Report and Form 20-F 2025 I 202

Born
February 11, 1972

Nationality
Brazilian

Position
Chief Financial and Investor Relations Officer (Chief Financial Officer - CFO & Chief Investor Relation Officer - CIRO) since July 2024

Current term expires
April 2027

Family Relations
None

FERNANDO SABBI MELGAREJO

BUSINESS EXPERIENCE

Mr. Melgarejo worked for 37 years in the Banco do Brasil S/A conglomerate, of which he dedicated around 30 years to the financial area, where he was an Executive Manager in the Finance and Investor Relations Department of Banco do Brasil, in the area of Financial Structuring and Analysis. He was Head of Participations at Previ (2022-2024), where he also held the position of Technically Qualified Statutory Administrator (AETQ) (2022-2023), and a Trustee of the Fundação Banco do Brasil. He has also served as a Board Member of Neoenergia (2023-2024); effective member of the Board of Directors of Invepar (2022-2023); Effective Board Member of Economus Instituto de Seguridade Social (2020-2022); member of the Finance Committee of Cielo (2019-2022), member of the Finance Committee of Cateno (2016-2019); effective member of the Fiscal Council of the Instituto Brasileiro de Executivos de Finanças (2009-2011); and member of the Board of Directors of Cassi (2008-2010), where he also served as a member of the Fiscal Council, Finance Committee and Coaud. He is currently Chairman of the Board of Directors of the Litel Group.

EDUCATION

Mr. Melgarejo has a degree in Economics from União Educacional de Brasília (UNEB), a postgraduate degree in International Business from Fundação Getúlio Vargas (FGV) and a master's degree in Business Economics from Universidade Católica de Brasília (UCB).

Born
January 24, 1974

Nationality
Brazilian

Position
Chief Governance and Compliance Officer since April 2025

Current term expires
April 2027

Family Relations
None

RICARDO WAGNER DE ARAUJO

BUSINESS EXPERIENCE

Mr. Araujo has over 18 years of experience in the Federal Public Administration, serving as a Federal Auditor of Finance and Control at the Controladoria-Geral da União (CGU), where he has held various commissioned positions and trust roles, including Federal Inspector General, General Coordinator for Monitoring Leniency Agreements, Director of Accountability for Public Agents, and Deputy Inspector for the Economic Area. He also served as Executive Secretary of the Public Ethics Commission and a Board Member of the Conselho de Controle de Atividades Financeiras (COAF). He is also a professor at Instituto Brasileiro de Mercado de Capitais (IBMEC/DF).

EDUCATION

Mr. Araujo holds a bachelor's degree in Business Administration from the Universidade Federal da Bahia (UFBA), a bachelor's degree in Law from the University Center of the Federal District, and a master's degree in Law from the University of Notre Dame.

Annual Report and Form 20-F 2025 I 203

Born
July 12, 1967

Nationality
Brazilian

Position
Chief Engineering, Technology and Innovation Officer since June 2024

Current term expires
April 2027

Family Relations
None

RENATA FARIA RODRIGUES BARUZZI LOPES

BUSINESS EXPERIENCE

Mrs. Baruzzi began her career at Petrobras in 1986 at the Refinaria de Cubatão (RPBC) and the Refinaria Planalto de Paulínia (REPLAN), where she contributed during the company's formative eight years. In 2001, she transitioned into management within Human Resources, subsequently advancing to the Engineering division. Over the course of 12 years, she held progressively senior management positions, culminating in her appointment as Executive Manager of ETM-CORP (Engineering, Technology, and Materials – Corporate) in 2012. Mrs. Baruzzi possesses substantial international experience, having served as Corporate Manager at Petrobras America Inc. in Houston, Texas, from 2015 to 2019.

EDUCATION

Mrs. Baruzzi holds a degree in Mathematics from the Universidade Estadual de Campinas (Unicamp), a specialization in Strategic Technology Management from the Universidade Federal do Rio de Janeiro (UFRJ - COPPE/NCE), and a specialization in Business Administration from the Instituto Brasileiro de Mercado de Capitais (IBMEC). Additionally, she has completed several executive education programs abroad, including the Advanced Management Program (AMP) at Harvard Business School.

Born
July 19, 1957

Nationality
Brazilian

Position
Chief Exploration and Production Officer since June 2024

Current term expires
April 2027

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

Annual Report and Form 20-F 2025 I 204

Born
August 31, 1960

Nationality
Brazilian

Position
Chief Industrial Processes and Products Officer since May 2023 and Temporary Chief Energy Transition and Sustainability Officer since April 2026

Current term expires
April 2027

Family Relations
None

WILLIAM FRANÇA DA SILVA

BUSINESS EXPERIENCE

Mr. França da Silva temporarily and cumulatively holds the position of Director of Energy Transition and Sustainability, a position previously held by Angélica Garcia Cobas Laureano, in addition to also holding the position of Chief Industrial Processes and Products Officer. Mr. França da Silva acted as Chief Executive Refining & Natural Gas Officer from March to April 2023. Mr. França da Silva started his career at Petrobras as processing engineer, in 1988, in Refinaria Duque de Caxias/RJ (Reduc). His professional experience includes working as assets manager of Refinaria Guillermo Bell/Bolivia and general manager of refineries: RPBC/Cubatão-SP; REGAP/Betim-MG; RLAM/Mataripe-BA and REDUC/Duque de Caxias-RJ. He was also executive manager and Chief Maritime Transport, Pipelines and Terminals Officer of Petrobras Transporte S.A. (Transpetro), Chief Executive Officer of Transpetro BEL 09 S.A. and Chief Officer of Transpetro Internacional and member of the Board of Directors of Fábrica Carioca de Catalisadores S.A. Mr. França da Silva is also member of the Boards of Directors of Petrobras Transporte S.A. (Transpetro) and Refinaria de Petróleo Riograndense.

EDUCATION

Mr. França da Silva holds a degree in Chemical Engineering from the Universidade Federal do Rio de Janeiro (UFRJ) and in Law from the Universidade do Estado do Rio de Janeiro (UERJ). He holds an MBA in Business Management (COPPEAD/UFRJ) and a degree in Strategic Management and Value Chain at Institut Européen d'Administration des Affaires (INSEAD).

On April 6, 2026, the Board of Directors approved the early termination of the term of the Chief Logistics, Commercialization and Markets Officer, Claudio Romeo Schlosser, with immediate effect.

The Board also approved the appointment of Angélica Laureano to the position of Chief Logistics, Commercialization and Markets Officer, effective April 7, 2026, with a unified mandate until April 2027.

The Chief Industrial Processes and Products Officer, William França, assumed temporarily and cumulatively, without prejudice to his other duties, the activities of Chief Energy Transition and Sustainability Officer, a position previously held by Angélica Laureano.

Annual Report and Form 20-F 2025 I 205

Additional Information on our Board of Directors and Executive Officers

Requirements for Election

Our bylaws as amended by the Extraordinary Shareholders Meeting dated April 16, 2025 provide that the election of Board Members and Executive Officers shall follow the requirements and restrictions provided by Law No.6.404/76, Law No.13.303/2016 and Decree No.8945/16, as well as our Nomination Policy. Thus, in order to be elected, each of our executive officers and each member of our Board of Directors must:

▪	not be a defendant in any legal or administrative proceedings with an unfavorable ruling by appellate courts concerning a matter related to the activities to be performed in our company;
▪	not have commercial or financial pending issues claimed or included in official debtor registers, although clarification on such issues may be provided to us;
▪	demonstrate diligence in solving issues raised in reports of internal or external control bodies in processes and/or activities under their management, when applicable;
▪	not have violated our Code of Ethical Conduct, Compliance Program or other internal rules, when applicable;
▪	not have been included in the disciplinary system of any of our subsidiaries or affiliates, nor have been subject to labor or administrative penalty in any other legal entity in the last three years as a result of internal investigations, when applicable; and
▪	our executive officers must have 10 years of experience in leadership, preferably, in business or in a related area, as specified in our nomination policy.

Compensation

Under our Bylaws, our shareholders establish the aggregate compensation, or allocate the compensation on an individual basis, payable to our directors, executive officers, members of our Fiscal Council and advisory committees to our Board of Directors. In case shareholders do not allocate the compensation on an individual basis, our Board of Directors is allowed to do so.

For the year-ended December 31, 2025, the aggregate amount of compensation we paid to all members of our Board of Directors and our Executive Officers was US$6.4 million. These amounts include payment of variable compensation to our executive officers. As of December 31, 2025, we had nine executive officers and 11 Board of Directors members.

For information regarding our variable compensation programs, and other benefits such as pension and health plans, see “Benefits” in this section.

Annual Report and Form 20-F 2025 I 206

	2025(1)
	Executive Officers	Board of Directors	Fiscal Council
Average number of members in the period	9.00	11.00	4.92
Average number of paid members in the period	8.92	9.00	4.92
Value of maximum compensation (US$)	533,801.32	33,874.43	30,795.10
Value of minimum compensation (US$) (2)	427,601.60	30,795.10	30,795.10
Average value of compensation (US$) (3)	588,878.30 (4)	31,155.91	30,843.75

(1)  The values consider all installments paid in the 2025 financial year as established by the CVM.

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

For further information regarding compensation of our employees and officers, see Notes 19 and 34 to our audited consolidated financial statements.

Besides compensation, the members of our Executive Officers receive additional benefits, such as medical assistance, meal voucher / food assistance, supplementary social security benefits and a housing allowance. The members of the Board of Directors are entitled to supplementary social security benefits.

Members of the Board of Directors, Fiscal Council and the Executive Officers may be legally entitled to gardening leave (Quarentena) upon termination of office, which rules and exceptions are provided by Brazilian law.

None of the members of our Executive Officers nor any of our subsidiaries are entitled benefits upon termination of employment.

For information on our advisory committee, see “Statutory Board Committees” below in this section.

We were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to our clawback policy. Additionally, there was no outstanding balance as of December 31, 2025 of erroneously awarded compensation to be recovered from the application of the policy to a prior restatement.

See Exhibit 97.1 to this annual report for a copy of our clawback policy.

Annual Report and Form 20-F 2025 I 207

Share Ownership

To our knowledge, based on publicly available information as of the date of this annual report, none of the members of our Board of Directors, Executive Officers or members of our Fiscal Council beneficially own any shares of our capital stock, except for the following individuals:

Board of Directors	Common shares (1)	Preferred shares
José João Abdalla Filho	223,273,700	0
Marcelo Weick Pogliese	46	225
Executive Officers	Common shares (1)	Preferred shares
Sylvia Maria Couto dos Anjos	0	9,693
Fiscal Council(2)	0	12,042
(1)	Considers the number of common shares beneficially owned by each entity, person, executive officer or director determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose.
(2)	Total number of shares held by all members of the Fiscal Council combined, as of February 28, 2026.

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

Statutory Board Committees

Our Board of Directors has a total of six statutory advisory committees:

▪	Investment Committee: responsible for advising our Board of Directors with respect to the definition of our strategic guidelines, the strategic plan, the annual business plan, among other strategic matters and financial issues. The committee also assists our Board of Directors in evaluating the structure and conditions of investment and divestment transactions, including new business opportunities, mergers, consolidations, and spin-offs in which we are involved, and which are within the responsibility of the Board of Directors. In addition, the committee provides advice to our Board of Directors on the analysis our annual financing program.
▪	Audit Committee: for further information on our audit committee, please see “Audit Committee” in this section.
▪	Health, Safety and Environmental Committee: responsible for advising our Board of Directors on policies and guidelines related to the strategic management of HSE, ESG climate change, transition to a low carbon economy and social responsibility issues, including human rights, among other matters. This committee monitors, among other issues, indicators and research on our image and reputation, related to the HSE and sustainability matters, suggesting actions when necessary. In addition, the committee approves and monitors ESG initiatives.
▪	People Committee: responsible for assisting our Board of Directors in aspects regarding the management of senior level human assets, including, but not limited to: compensation (fixed and variable), appointments and succession policies as well as the selection and eligibility processes. The People Committee stands in compliance with Brazilian Law No.13,303/2016 and Decree No.8,945/16, acting as an eligibility committee for assisting shareholders to nominate members to the Board of Directors and Fiscal Council and overseeing the implementation of the required background checks on integrity and compliance regarding of the Board of Directors, Fiscal Council and Executive Officers nominees, as well as external members of the Board of Directors advisory committees. The committee advises our Board of Directors on the possible application of penalties to Executive Officers and members of the Board of Directors and its Statutory Advisory Committees, as well as evaluates appeals of terminations of employment contracts if the Integrity Committee does not reach a consensus on disciplinary measures. The committee also monitors image and reputation surveys, recommending actions when necessary.

Annual Report and Form 20-F 2025 I 208

▪	Minority Committee: responsible for advising our Board of Directors on transactions with related parties involving, the Brazilian federal government, its entities and foundations, or federal state-owned enterprises in case of transactions outside the ordinary course of our business, including following up on the revision process of the Transfer of Rights Agreement. The minority committee also advises our shareholders issuing its opinion on certain matters that require approval in shareholders’ meetings, pursuant to article 30, §4 of our Bylaws.
▪	Audit Committee of the Petrobras Conglomerate: approved to meet the requirements of Law No.13,303/2016, which provides the possibility that controlled companies share the costs and structures of their corresponding parent companies. The committee is responsible for the companies of the Petrobras Conglomerate that do not have internal audit committees. In addition, the committee provides advice to our Board of Directors regarding guidelines for companies of the Petrobras Conglomerate in matters set forth in bylaws.

Annual Report and Form 20-F 2025 I 209

SUMMARY OF THE COMPOSITION OF OUR STATUTORY ADVISORY COMMITTEES, AS OF THE DATE OF THIS ANNUAL REPORT

Committees
Members	Investment	Audit	Health, Safety, and Environment	People	Minority	Audit of the Petrobras Conglomerate
Aloísio Macário Ferreira de Souza						●
Arthur Cerqueira Valerio				●
Benjamin Alves Rabello Filho	●
Eugênio Tiago Chagas Cordeiro e Teixeira		●				●
Evely Forjaz Loureiro			●
Fábio Veras de Souza		●		●		●
Francisco Petros Oliveira Lima Papathanasiadis					●
Gustavo Amarante Gabriel						●
Jerônimo Antunes		●		●	●	●
José Affonso de Albuquerque Netto				●
José Fernando Coura	●		●
José João Abdalla Filho	●				●
Newton de Araujo Lopes		●
Rafael Ramalho Dubeux	●
Raoni Iago Pinheiro Santos			●
Renato Campos Galuppo				●
Rosangela Buzanelli Torres	●		●

● CHAIRMAN / CHAIRWOMAN OF EACH COMMITTEE

● EXTERNAL MEMBERS OF EACH COMMITTEE

● REMAINING MEMBER

Annual Report and Form 20-F 2025 I 210

Audit Committee

Our statutory audit committee is an advisory committee of our Board of Directors, and aids in matters involving our accounting, internal controls, financial reporting and compliance. Our statutory audit committee also recommends the appointment of our independent registered accounting firm to our Board of Directors and evaluates the effectiveness of our internal financial and legal compliance controls. In accordance with Law No.13,303/2016 and Decree No.8,945/2016, our statutory audit committee must have at least three members and no more than five members, who must be independent in accordance with the independence requirements of Law No.13,303/2016 and CVM Resolution 23/2021 and at least one of the members must have recognized experience in corporate accounting. Additionally, CVM Resolution No.23/2021 requires at least one member of the audit committee to be a board member, although they permit the appointment of other members who are not members of the Board of Directors provided that such other members meet the independence requirements of the CVM. On November 30, 2020, our shareholders approved an amendment to our bylaws requiring our audit committee to be composed of members of our Board of Directors and external individuals.

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

Our audit committee currently consists of four members, all of whom are independent in accordance with the independence requirements set forth by Law No.13,303/2016 and CVM Resolution No.23/2021. Since June 2023, Mr. Fabio Veras de Souza, Mr. Eugênio Tiago Chagas Cordeiro e Teixeira, and Mr. Newton de Araujo Lopes have been serving as external members of our Audit Committee. On July 29, 2024, Mr. Jerônimo Antunes was appointed by our Board of Directors as a Board Member and Chairman of the Audit Committee, succeeding Mr. Francisco Petros, who had served as Chairman since April 2023. Both Mr. Jerônimo Antunes and Mr. Newton de Araujo Lopes are recognized as financial experts on our audit committee.

Our audit committee is responsible for, among other matters:

▪	Monitoring, analyzing, and making recommendations to our Board of Directors with respect to the appointment and dismissal of our independent registered accounting firm, as well as evaluating the independence of our independent registered accounting firm for issuing an opinion on the financial statements and their qualifications and expertise.
▪	Advising our Board of Directors on the review of our annual and quarterly consolidated financial statements, monitoring compliance with relevant legal and listing requirements and ensuring appropriate disclosure of our economic and financial situation filed with the CVM and the SEC.
▪	Advising our Board of Directors and our management in consultation with internal and independent registered accounting firm and our risk management and internal controls units, in monitoring the quality and integrity of our internal control over financial reporting systems, our audited consolidated financial statements and related financial disclosures.
▪	Reviewing and submitting proposals to our Board of Directors relating to the resolution of conflicts between management and the independent registered accounting firm relating to our audited consolidated financial statements.

Annual Report and Form 20-F 2025 I 211

▪	Assessing and monitoring, together with our internal management and audit area, the adequacy of actions to prevent and combat fraud and corruption.
▪	Evaluating and monitoring, jointly with our management and our internal auditors, our transactions with related parties, including a review, at least once a year, of all related party transactions and a previous analysis of related party transactions involving amounts higher than certain levels.
▪	Establishing and reviewing procedures for the receipt, retention and processing of complaints regarding accounting, internal control and auditing matters, including procedures for the confidential submission of internal and external complaints relating to the scope of the committee’s activities, as well as receiving, retaining and processing any such complaints.
▪	Evaluating the parameters underlying the actuarial calculations, as well as the actuarial result of the benefit plans maintained by our social security foundation, Fundação Petrobras de Seguridade Social.
▪	Conducting the formal evaluation of our internal audit executive manager on an annual basis.

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

Principal accountant fees and services

The following table sets forth the fees billed to us, in US$ million, by our independent registered accounting firm KPMG Auditores Independentes Ltda. (PCAOB ID 1124) during the fiscal years ended December 31, 2025 and 2024:

	2025	2024
Audit fees(1)	6.9	7.2
Audit-related fees(2)	0.1	0.1
TOTAL FEES	7.0	7.3
(1)	Audit fees comprise fees billed (including fees for services related to tax review in relation to statutory and regulatory filings) in connection with the audit of our audited individual and consolidated financial statements (IFRS Accounting Standards and Brazilian GAAP), interim reviews (IFRS Accounting Standards and Brazilian GAAP), audits of our subsidiaries (IFRS Accounting Standards and Brazilian GAAP, among others), consent letters and review of periodic documents filed with the SEC.
(2)	Audit-related fees refer to assurance and related services that are reasonably related to the performance of the audit or reviews of our audited consolidated financial statements and are not reported under “audit fees.”

Annual Report and Form 20-F 2025 I 212

Employees

Our workforce is our most important asset. Our management approach is stated in our Human Resources Policy and is based on Petrobras Values: caring for people, promoting diversity, equity, inclusion in the countries where we operate and well-being; integrity, acting ethically, transparently and with coherence between discourse and practice; sustainability, generating value for the company and its stakeholders with a long-term vision and commitment to life, the fair energy transition, the environment and society; innovation, building new paths for the company, overcoming barriers to collaboration, technology, technical capacity and continuous learning; commitment to us and the country, working with excellence and purpose for our development and the country.

OUR EMPLOYEES PROFILE

Total employees at Petrobras

50,687
43,199
6,874
614
2025
49,185
41,778
6,799
608
2024
46,730
40,213
5,916
601
2023

Subsidiaries in Brazil

Subsidiaries Abroad

TOTAL EMPLOYEES AT PETROBRAS

(not including our subsidiaries, joint operations or structured entities)

43,199

Business Area	2025	2024	2023
Exploration & Production	14,919	14,199	13,350
Refining, Transportation & Marketing	9,900	9,186	7,736
Gas & Low Carbon Energies	1,047	1,008	740
Others	17,333	17,385	18,387
Total	**43,199**	**41,778**	**40,213**

35,648 MEN

82,5%

7,551 WOMEN

17,5%

CORPORATE FUNCTION

Men		Women	
Manager	11.0%	Manager	17.5%
Supervisor	5.6%	Supervisor	4.7%
Specialist	2.2%	Specialist	2.4%
Other	81.2%	Other	75,4%

	As of December 31
	2025	2024	2023
Our employees by region (not including our subsidiaries, joint operations or structured entities)
Southeastern Brazil	36,079	35,332	34,363
Northeastern Brazil	4,506	4,037	3,478
Other locations in Brazil	2,614	2,409	2,372
Total	43,199	41,778	40,213
Our subsidiaries’ employees by region
Southeastern Brazil	5,310	5,240	4,619
Northeastern Brazil	747	746	729
Other locations in Brazil	817	813	568
Abroad	614	608	601
Total	7,488	7,407	6,517
TOTAL	50,687	49,185	46,730

Annual Report and Form 20-F 2025 I 213

We attract and retain talented employees by offering competitive benefits and participation in a variable compensation program. We also offer as the possibility for professional growth and development based on performance in addition to monthly compensation.

The table below sets forth the main expenses related to our employees for the last three years:

	US$ million
	2025	2024	2023
Salaries, accrued vacations and related charges	4,287	3,652	3,478
Employee training(1)	114	165	94
Profit-sharing distributions	663	464	595
Performance award program	697	468	416

(1) Employee training is not considered an employee benefit in our audited consolidated financial statements.

For information regarding profit-sharing distributions and variable compensation program see respectively “Management and Employees - Labor Relations” and “Management and Employees – Benefits - Employees Variable Compensation” in this annual report.

Workforce

One of the main current and future challenges for our people management is to ensure the continuous adequacy of our workforce to the business portfolio.

Our workforce planning methodology is built through our business’ processes perspective and considers strategic scenario modifications in the medium and long terms. It considers operational safety and projects requirements, as well as portfolio management decisions and organizational restructuring.

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

Annual Report and Form 20-F 2025 I 214

To address our workforce requirements, we seek to fill open positions internally through structured processes for career mobility, aiming to retain talent and minimize external hiring expenses. Subsequently, we assess the need for new admissions based on priority demands to meet the current Strategic Plan. The hiring of new employees is made possible mainly by Public Selection Process (“PSP”) or direct hiring (the latter essentially for senior management positions). Up to 40% of our total senior management positions may be filled through direct hiring.

Since 2021, we resumed admissions through PSP in Brazil, paying special attention to diversity, increasing hiring of people with disabilities and for Black people.

As a result, in 2025, 1,855 professionals were hired, of which 96,9% were hired through the PSP, including 201 employees with disabilities, 895 black people, and 365 women among all new employees.

In addition to new hires, our headcount was impacted by the layoff of employees enrolled in new iterations of the Voluntary Severance Programs (the “PDV”) that were introduced throughout 2019 and recently renewed by the board of directors. In 2025, 54 employees left us through the Incentive Retirement Program. In addition to the Programs mentioned, in 2025 we announced a new Voluntary Severance Programs, with applications open until February 6, 2026, that will only have participant departures in 2026.

In total, 434 employees left us in 2025, of which 337 were voluntary dismissals (includes PDVs and other types of dismissals).

The employees that were hired in 2025 support our current Strategic Plan and enable workforce renewal. We believe that our growth helps ensure competitive advantage and value to our business, in terms of knowledge and talent management.

Hiring new employees through the PSP and the dismissals contributed to a slight change in the range distribution of our workforce by time spent with us, as well as the age pyramid.

Annual Report and Form 20-F 2025 I 215

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
According to Brazilian legislation, all of our employees are represented by independent unions. We maintain relationships with 17 trade unions and two federations (i.e., a top-level union entity) of oil workers, as well as five unions and one federation of maritime workers. We value our relationships with all our stakeholders. For this reason, we invest in open and permanent dialogue with trade unions. As of December 31, 2025, 39.02% of our employees were unionized.

We have a Collective Bargaining Agreement (“CBA 2025-2027”) with the oil and maritime trade unions, valid for two years, until 2027. These agreements include economic and social provisions relating to work, safety conditions, benefits, and other matters.

Our agreements seek to be aligned with the UN Sustainable Development Goals, contributing mainly to decent work and gender equality.

Currently, 100% of our employees are covered by Collective Bargaining Agreements.

In 2025, we adjusted the salaries of employees of oil sector by 0.5% above inflation and benefits based on the specific inflation of each item, according to the conditions negotiated and established in the CBA 2025-2027.

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

Annual Report and Form 20-F 2025 I 216

Benefits

Employees Variable Compensation

We adopt a compensation policy in line with market practices in which we operate.

The variable compensation model for our employees made up of the PLR, a legal requirement and our main variable remuneration practice, and the Accomplishment Award Program (the “PRD”), which complements the PLR. The Performance Award Program (“PPP”) is intended exclusively for members of the Executive Board (DE). While the PLR considers only organizational performance, the PRD and the PPP consider the employee’s individual performance. These programs are aligned with the new guidelines of the 2026-30 Strategic Plan and Business Plan and with our compensation policy.

PLR

In the 2024 fiscal year, we approved the PLR Agreement for all employees, regardless of their position, except for members of our Executive Board, and it became our main variable remuneration program.

The payment of the 2025 PLR, which shall occur in 2026, is conditioned upon the satisfaction of the following conditions:

▪	declaration and payment of shareholder remuneration, for such fiscal year, approved by our Board of Directors;
▪	obtainment of net income for such fiscal year; and
▪	achievement of an average percentage (weighted) of at least 80% for target indicators established by the Board of Directors.

In 2025, we provisioned US$663 million (R$3,678 million) for the 2025 PLR.

PPP and PRD

The PPP (for members of the Executive Board) and PRD (for all other employees) are programs that seek to recognize the individual effort and performance of employees in achieving our results.

As our 2025 results met all the minimum prerequisites established for this year, we provisioned US$697 million (R$3,865 million) to our employees in relation to the PRD for 2025, since the metrics relating to the company and individual performances were achieved.

The 2025 fiscal year PRD and PPP will be paid after the results for the year have been calculated, provided that the following conditions established by the programs are met:

▪	declaration and payment of dividends to our shareholders, for such fiscal year, approved by our Board of Directors; and
▪	obtaining net income for the year.

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

The amounts are paid upon approval by the Executive Board, subject to the approval of the Board of Directors, based on the results determined by our top level performance metrics and the specific performance metrics of each Area, as well as the completion of the annual performance evaluation process related to employees’ individual targets.

Annual Report and Form 20-F 2025 I 217

For members of the Executive Board that are eligible for PPP and for members of our Management eligible for PRD, as approved by our Board of Directors and SEST, the variable compensation payments must be deferred over five years as a long-term incentive. The value of such payments is based on the market value of our shares without factoring in any option to buy our shares. Consequently, payments to the members of our Executive Board and Management must be carried out as follows:

▪	a portion of the PPP or PRD, as applicable, is paid upfront, while the balance is settled in four annual installments. These deferred installments are converted into phantom shares (PETR3) based on the weighted average of the share prices over the last 60 trading sessions of the reference year.
▪	the ratio between the upfront payment and the deferred amount varies according to the hierarchical level of the participant, with higher deferment percentages for higher levels in the hierarchy.
▪	for the Executive Board, comprising the President and Directors, 60% of the PPP value is paid upfront, and 40% is deferred, being settled in four annual installments. For Executive Managers and General Managers, the PRD ratio is 70% and 80% paid upfront, respectively, while the remaining balance (30% and 20%, respectively) is also settled in four annual installments, converted into phantom shares (PETR3) using the same calculation basis.
▪	the members of our Executive Board and Management may exercise the right to receive deferred installments after the established grace periods have been fulfilled.
▪	the value of each installment must be equivalent to the conversion of phantom shares into cash value based on the weighted average of our common shares during the last 20 trading sessions prior to the request date.
▪	for other employees, the payment is made exclusively upfront, upon approval by the Executive Board. The payment is also conditioned on the approval, by the Board of Directors, of the metrics measured by the Performance area following the performance evaluation process for the respective fiscal year.

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

Annual Report and Form 20-F 2025 I 218

Pension Plans

We sponsor six post-employment benefit plans, managed by Petros, with pension characteristics:

▪	Plano Petros do Sistema Petrobras Renegotiated (the “PPSP-R”) – Defined Benefit type, closed to new members.
▪	Plano Petros do Sistema Petrobras Not Renegotiated (the “PPSP-NR”) – Defined Benefit type, closed to new members.
▪	Plano Petros do Sistema Petrobras Renegotiated Pré-70– Defined Benefit type, closed to new members.
▪	Plano Petros do Sistema Petrobras Not Renegotiated Pré-70– Defined Benefit type, closed to new members.
▪	Plano Petros -2 (the “PP-2”) – Variable Contribution type, open to new members.
▪	Plano Petros-3 (the “PP-3”) – Defined Contribution type, closed to new members.

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

The remaining balance related to Petrobras to be settled by the extraordinary contributions contracted through the entirety of these DEPs in the PPSP-R and PPSP-NR plans was US$ 3.76 billion as of December 31, 2025, as recorded in Petros Plans’ balance sheets at present value.

For more information on the Deficit Equalization Plans, see Note 19.3 to our audited consolidated financial statements.

The table below presents the benefits paid, contributions made, and outstanding pension liabilities for the years ended December 31, 2025, 2024, and 2023:

	US$ million
	2025	2024	2023
Total benefits paid – pension plans	1,447	1,432	1,639
Total contributions – pension plans(1)	757	757	746
Net actuarial liabilities(2)	4,699	3,900	6,720

(1)  Contributions of sponsors, including defined contributions recognized in the statement of income (PP-2 and PP-3).

(2)  Unfunded pension plans obligations.

For more information on the Petros plan, see “Risks – Risk Factors” in this annual report and Notes 4.4 and 19 to our audited consolidated financial statements.

Annual Report and Form 20-F 2025 I 219

Health and Pharmacy Benefit Plan

We offer a supplementary health care plan, the “AMS”, which provides for medical, hospital and dental care services to all active and retired employees and their dependents. In 2025, we paid 70% of the health care costs and our employees (active and retired) paid 30%.

An independent actuary consultant calculates our commitment related to future benefits for plan participants on an annual basis, based on the projected unit credit method. The health care plan is not funded or otherwise collateralized by assets. Instead, we make benefit payments based on annual costs incurred by plan participants.

The benefit also offers coverage of complementary programs, such as the Benefício Farmácia program. This program covers drugs with a unit cost over R$150 and drugs of any value used in the treatment of certain non-transmissible chronic diseases. By choosing to use the Benefício Farmácia, the beneficiary must incur costs as determined by the co-participation system.

In addition, APS also offers the Programa Cuidar (Cuidar Program) a kind of assistance which aims to promote preventive health, providing a better quality of life for all beneficiaries, at no additional cost.

The table below shows the post-employment benefits paid and outstanding medical liabilities for the years ended December 31, 2025, 2024 and 2023:

	US$ million
	2025	2024	2023
Total benefits paid – medical plan(1)	542	488	413
Net actuarial liabilities(2)	11,661	7,498	9,662

(1)      Composed of Saúde Petrobras and Benefício Farmácia amounts.

(2)      Unfunded medical plan obligations.

For more information on our employee benefits, see Notes 4.4 and 19 to our audited consolidated financial statements and “Risks – Risk Factors” in this annual report.

Annual Report and Form 20-F 2025 I 220

Compliance and Internal Controls

PETROBRAS
MSA
FR

Annual Report and Form 20-F 2025 I 221

Compliance

Ethical principles guide our business and our relations with third parties. Our activities follow clearly articulated policies, guidelines, standards, and procedures that have been formally established by us. These policies and procedures are communicated to all employees and accessible from any company device, with our main corporate policies also available on our website.

Our activities are subject to national and international laws aimed at preventing fraud and corruption, money laundering, sanctions violations, conflicts of interest, antitrust violations, discrimination, moral harassment and sexual violence, such as the Brazilian Anti-Corruption Law (Law 12,846/13), the U.S. Foreign Corrupt Practices Act (FCPA), and the UK Bribery Act.

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

Also, our Competitive Compliance Policy guides our workforce on the rules that regulate free competition in order to prevent and mitigate violations of Law No.12,529/2011 (the Competition Defense Law) and provide mechanisms to detect and address any instances of anticompetitive practices.

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

In September 2025, we launched the online course for the new Code of Ethical Conduct, with a completion deadline of December 31st, 2025. The initiative was mandatory for all employees and involved 42,310 participants, representing 97.9% of the target audience (when considering the target audience for the training, which includes requested professionals from other subsidiaries and external entities, excluding employees on long-term leave and those seconded to other companies in the Petrobras System and external entities, the completion percentage achieved was 99.5%) . The online course was built collaboratively and developed in an interactive case study format.

In 2025, we also provided training sessions for directors and executive officers, covering mainly the following topics:

▪	Code of Ethical Conduct;
▪	Our corporate governance and decision-making process;
▪	Brazilian anti-corruption law;
▪	Compliance, internal controls and related party transactions;
▪	Disclosure of Information to the Market, Information and Securities Trading including blackout period; and
▪	Risk management.

Code of Ethical Conduct

Our Code of Ethical Conduct (“Our Code”) defines the ethical principles that guide our actions, explaining the ethical sense of our mission, our vision, and our Strategic Plan.

Annual Report and Form 20-F 2025 I 222

This document, as a corporate policy, undergoes periodic reviews. Our Code guides the company’s behavior and actions, and it is expected that the conduct described in Our Code should concretely reflect the expression of these values in the workplace.

Aligned with the best practices in corporate integrity, Our Code of Ethical Conduct represents a further step strengthening the principle of integrity throughout our corporate culture.

Our Code of Ethical Conduct is available on our website.

Compliance Policy

The purpose of the Compliance Policy is to ensure that we comply with the laws and rules of regulatory bodies, acting to correct and prevent misconduct.

In October 2025, a new version of Compliance Policy was approved, incorporating key adjustments that reinforce integrity as a core value. The policy expands guidelines to promote integrity and ESG commitments and introduces governance and oversight measures that emphasize the role of leadership.

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

The document also reinforces that suppliers, demanding a similar stance from its (sub)suppliers, must promote decent and safe working conditions for their employees, prevent and combat moral and sexual harassment and discrimination, combat child and slavery labor and respect the environment. Additionally, it determines that suppliers must promote diversity, gender and racial equality and the inclusion of people with disabilities. This Ethical Conduct Guide consolidates ethical guidelines applicable to suppliers in a single document.

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

The Chief Governance and Compliance Officer is responsible for both the Petrobras Compliance Program and our integrity practices.

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

Annual Report and Form 20-F 2025 I 223

Our ethics commission is composed of employees appointed after an internal selection process consisting of background checks and interviews. Our Board of Directors and our Executive Officers approve each new appointment.

Anti-Money Laundering and Sanctions

We strictly adhere to all applicable sanctions imposed by United Nations, the United States and by other jurisdictions governing our operations. To uphold this commitment, we maintain robust controls aligned with relevant legislation, contractual obligations, and industry best practices.

Our Guidelines for the Anti-Money Laundering and Sanctions, as approved by our Chief Governance and Compliance Officer, are composed of specific requirements to mitigate the risk of money laundering and sanctions violations.

The principles that guide our sanctions policy are:

▪	Before initiating a transaction, our organizational areas should screen the counterparty against the Sanctions List made available by Compliance.
▪	If the organizational area identifies that the intended counterparty is sanctioned, Compliance must be consulted regarding the applicability and restrictions of the sanction before moving forward with the transaction. Compliance with the support of our Legal department, advises the area on how to proceed.
▪	Training and tools are made available to organizational areas to ensure compliance with applicable sanctions regulations.
▪	Members of our senior management, managers and workforce must report irregularities related to money laundering and sanctions violations through our whistleblower channel.
▪	We monitor transactions more exposed to risk of money laundering or sanctions and take appropriate measures when needed.

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

Annual Report and Form 20-F 2025 I 224

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

Our current Policy for Related Parties Transaction was approved in July 2024.

For additional information regarding our outstanding related party transactions as of and for the year-ended December 31, 2025, see Note 34 to our audited consolidated financial statements.

Transactions with our Board of Directors or Executive Officers

Direct transactions with the companies of members of our Board of Directors or our executive officers must follow the conditions of a commercial transaction and market practice guiding transactions with third parties. None of our Board of Directors members, our executive officers or close members of their families has had any direct interest in any transaction we performed that is or was unusual in its nature or conditions, or material to our business during the year, and which remains in any way outstanding or unperformed. From the preceding financial year until March 17, 2026, we have not entered into any transaction with the companies of members of our Board of Directors or our executive officers. We have no outstanding loans or guarantees to the members of our board of directors, executive officers, key management personnel or any close member of their families.

For a description of the shares beneficially held by the members of our board of directors and close members of their families, see “Management and Employees – Management – Additional Information on our Board of Directors and Executive Officers – Share Ownership” in this annual report.

Annual Report and Form 20-F 2025 I 225

Transactions with the Brazilian Federal Government

We have engaged, and expect to continue to engage, in the ordinary course of business in numerous transactions with our controlling shareholder, the Brazilian federal government, and with banks and other entities under its control, including financing and banking, asset management and other transactions. These transactions resulted in a US$16,760 million asset and a US$4,969 million liability with the Brazilian federal government and other entities under its control as of December 31, 2025.

In addition, we are allowed to invest in securities issued by the Brazilian federal government, provided that the legal and regulatory requirements are met and we have taken into consideration market’s best practices and the conservatism that should guide our investments.

As of December 31, 2025, the balance of securities issued by the Brazilian federal government that have been directly acquired and held by us amounted to US$552 million.

For further information on related party transactions, see Note 34 to our audited consolidated financial statements.

Annual Report and Form 20-F 2025 I 226

Controls and Procedures

Disclosure Controls and Procedures

We, together with our CEO and CFO, have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. Our CEO and CFO concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information we are required to disclose in the reports that we file or submit under the Exchange Act was being recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms. They also concluded that such disclosure was compiled for and communicated to our management, including our CEO and CFO, as appropriate, to allow for timely decisions regarding the required disclosure.

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria established in “Internal Controls – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of Treadway Commission (COSO). Our management has concluded that our internal control over financial reporting was effective.

Audit of the Effectiveness of Internal Control over Financial Reporting

Our independent registered accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in their report, which is included herein.

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Annual Report and Form 20-F 2025 I 227

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

All complaints received through the whistleblower channel are forwarded to the ombudsman’s office, which analyzes, classifies, and directs them to the relevant office for follow-up. Allegations regarding compliance issues (fraud, corruption and other matters) and violence in the workplace (sexual violence, moral harassment, discrimination and retaliation) are sent to the Chief Governance and Compliance Officer, which has full access, independence, qualification and autonomy to thoroughly investigate allegations of this nature.

Upon the conclusion of each investigation by the Internal Affairs team, if any finding indicates that a current or former employee did not comply with certain internal policy, the case is submitted to disciplinary proceedings. The result of the process is submitted to the Integrity Committee for decision, a collegial body that acts independently and reports to the Board of Directors, and appropriate disciplinary measures and remedial actions may apply (according with applicable labor laws and internal policies).

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

Annual Report and Form 20-F 2025 I 228

Shareholder Information

12.98
23.60
5.40
17.80
20.15
45.85
0.31
20.55
2.07
75214
65235
85412

Annual Report and Form 20-F 2025 I 229

Listing

Annual Report and Form 20-F 2025 I 230

Corporate Governance of B3 – Level 2

We are listed in the corporate governance Level 2 listing segment of the B3.

Below are some of our corporate governance practices due to our listing on the Level 2 listing segment:

▪	the roles of our minority committee are expanded;
▪	our Board of Directors is composed of at least 40% independent members;
▪	we disclose an annual calendar of corporate events;
▪	we must assure 100% of tag along to holders of our preferred shares – under the same conditions granted to holders of our common shares; and
▪	our bylaws provide for arbitration as the dispute resolution method.

For more information about our corporate governance practices, see “Environment, Social and Governance – Corporate Governance” in this annual report.

Annual Report and Form 20-F 2025 I 231

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

On December 31, 2025, there were 2,096,275,376 outstanding common shares and 658,390,458 outstanding preferred shares represented by ADSs. There has been no change in the past five fiscal years in the amount of our issued share capital, as well as in the number of our common and preferred shares or in the voting rights of our common and preferred shares. On January 29, 2025, our Board of Directors approved the cancellation of 222,760 common shares and 155,541,409 preferred shares held in treasury, some of which were the result of the share repurchase program ended in 2024, and others which predate the program. See Exhibit 1.1 to this annual report for a copy of our Bylaws.

In the beginning of 2026, our stock value increased, and as of February 28, 2026, our stock price was US$16.63 (PBR) and US$15.40 (PBR/A). In 2025, our stock underperformed IBOV at B3 and ARCA Oil (formerly AMEXOIL) at NYSE. In both 2023 and 2024, our stock outperformed IBOV at B3 and ARCA Oil at NYSE.

Annual Report and Form 20-F 2025 I 232

STOCK PERFORMANCE SINCE 2023[1] Index No = 100 on 01/01/2023

350
300
250
200
150
100
50
0
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23
Jul-23
Aug-23
Sep-23
Oct-23
Nov-23
Dec-23
Jan-24
Feb-24
Mar-24
Apr-24
May-24
Jun-24
Jul-24
Aug-24
Sep-24
Oct-24
Nov-24
Dec-24
Jan-25
Feb-25
Mar-25
Apr-25
May-25
Jun-25
Jul-25
Aug-25
Sep-25
Oct-25
Nov-25
Dec-25
Jan-26
Feb-26
+201%
+174%
+77%
PETR3
PETR4
IBOV

	Common Shares (PETR3):	Preferred Shares (PETR4):
Appreciation in 2025:	- 8.6%	- 5.2%
Stock Value on February 28, 2026:	R$ 42.73	R$ 39.33
Appreciation in LTM of February 28, 2026:	+ 21.0%	+ 21.8%

Market value[2]:
R$ 532.2 billion / + 9.4%

IBOV[2]:
+ 53.7%

[1]Considers dividends adjustment. [2]Information regarding LTM of February 28, 2026.
Source: Bloomberg

ADR PERFORMANCE SINCE 2023[1] Index No = 100 on 01/01/2023

350
300
250
200
150
100
50
0
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23
Jul-23
Aug-23
Sep-23
Oct-23
Nov-23
Dec-23
Jan-24
Feb-24
Mar-24
Apr-24
May-24
Jun-24
Jul-24
Aug-24
Sep-24
Oct-24
Nov-24
Dec-24
Jan-25
Feb-25
Mar-25
Apr-25
May-25
Jun-25
Jul-25
Aug-25
Sep-25
Oct-25
Nov-25
Dec-25
Jan-26
Feb-26
+188%
+161%
+26%
PBR
PBR/A
ARCAOIL

	ADR representing Common Shares (PBR):	ADR representing Preferred Shares (PBRA):
Appreciation in 2025:	+ 1.9%	+ 5.7%
Value on February 28, 2026:	US$ 16.63	US$ 15.40
Appreciation in LTM of February 28, 2026:	+ 37.7%	+ 40.1%

Market value[2]:
US$ 103.8 billion / + 25.2%

ARCA OIL[2]:
+ 21.5%

BRENT OIL[2]:
- 16.8%

[1]Considers dividends adjustment. [2]Information regarding LTM of February 28, 2026.
Source: Bloomberg

Annual Report and Form 20-F 2025 I 233

The following table sets forth information concerning the ownership of our common and preferred shares as of April 7, 2026, by the Brazilian federal government and certain public sector entities:

Shareholders	Common Shares	%	Preferred Shares	%	Total Shares	%
Brazilian federal government	3,740,470,811	50.26			3,740,470,811	29.02
BNDES			135,248,258	2.48	135,248,258	1.05
BNDES Participações S.A. – BNDESPar			900,210,496	16.53	900,210,496	6.98
All members of our Board of Directors, Executive Officers and Fiscal Council(1)	223,273,746	3.00	21,960	0.00	223,295,706	1.73
Others	3,478,486,825	46.74	4,411,020,665	80.99	7,889,507,490	61.21
TOTAL	7,442,231,382	100	5,446,501,379	100	12,888,732,761	100

(1)      Considers the number of common shares beneficially owned by each entity, person, executive officer or director determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose.

For detailed information on the shares held by the members of our Board of Directors, Executive Officers and members of our Fiscal Council, see “Management and Employees” in this annual report.

Under Brazilian Corporate Law and Law No.13,303/2016, the Brazilian federal government is required to own at least a majority of our voting shares.

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

Annual Report and Form 20-F 2025 I 234

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

Annual Report and Form 20-F 2025 I 235

Purchases of equity securities by the issuer and affiliated purchasers

On January 29, 2025, the Board of Directors approved the cancellation of the shares held in treasury, without a reduction in the share capital.

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

(1) On August 3, 2023, our Board of Directors approved a share repurchase program, with a maximum term of 12 months (beginning on August 4, 2023 and ending on August 4, 2024), limited to F157,816,947.

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

CVM Resolution 44/21, individually or combined, considers the following situations when characterizing the use of material information not yet disclosed, by any person who has had access to it, for the purpose of gaining advantage, for himself or for others, through trading in securities, as illicit act ("Insider Information"):

▪	the person who traded securities has material information not yet disclosed and uses such information in said trading;
▪	direct or indirect controlling shareholders, directors, members of the board of directors and the fiscal council, and the company itself with access to all material information not yet disclosed and trades securities issued by the company;
▪	the persons listed in item II, as well as those who have a commercial, professional or trust relationship with the company and, upon having access to material information not yet disclosed, knows that it is Insider Information;
▪	a Director who leaves the company with awareness of material information not yet disclosed and uses this information for trading securities issued by the company within a period of three months after leaving the company;

Annual Report and Form 20-F 2025 I 236

▪	information shall be considered material from the moment in which studies or analyzes related to the matter are initiated, or if it is information about corporate operations such as total or partial spin-offs, mergers, transformations, or any form of corporate reorganization or business combination, change in control of the company, including the execution, alteration or termination of a shareholders' agreement, decision to go private or a change in the trading segment of its securities, notwithstanding other matters that may also constitute a material fact; and
▪	information about the request for a judicial or extrajudicial corporate reorganization and filing for bankruptcy made by the company is considered material information, from the moment in which studies or analyzes related to these requests are initiated.

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

This restriction does not apply to:

▪	trading of fixed-income securities, when carried out through operations with joint repurchase commitments by the seller and resale by the buyer, in which settlement has been predefined for a date that may be prior to, or on the maturity date, of said operations, with profitability or predefined remuneration parameters;
▪	operations aimed at fulfilling obligations that were committed before the start of the restriction period arising from loans of shares, exercise of purchase or sale options by third parties, and forward purchase and sale agreements; and
▪	trading carried out by financial institutions and legal entities that are part of their economic group, provided that they are carried out in their normal course of business and in compliance with the parameters that have been established in the company’s trading policy.

Also, the restriction does not rely on an assessment if material information exists and is pending disclosure or on the intention for the trading activity.

The Investor Relations Officer (“IRO”) may, regardless of justification, establish periods in which the company and Related Parties may not trade securities issued by us, its Subsidiaries and Affiliates (that are publicly traded companies). If this option is executed, the IRO must clearly indicate the initial term and the final term of the Blackout Period, and the company and the Related Parties should maintain these periods confidential. The lack of communication by the IRO regarding the Blackout Period shall not exempt anyone from complying with the Policy, as well as with the provisions of CVM Resolution 44/21 and other normative acts of the CVM.

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

Annual Report and Form 20-F 2025 I 237

Dispute Resolution

As a company listed on the B3’s Level 2, our Bylaws provide for mandatory dispute resolution, by means of arbitration before the Câmara de Arbitragem do Mercado, concerning any dispute or controversies that may arise among us, our shareholders, our management and members of our Fiscal Council, related to or arising from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the applicable Brazilian Corporation Law, Law Nº 13,303/2016, in the company’s Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the CVM, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation.

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

Annual Report and Form 20-F 2025 I 238

Shareholders’ Rights

Shareholders’ Meetings and Voting Rights

Our shareholders have voting rights at the shareholders’ meeting to decide on any matters related to our corporate purposes and to pass any resolutions they deem necessary for our protection and development, except for certain matters whose authority to resolve are exclusively held by our corporate governing bodies.

Our annual shareholders’ meeting takes place at our headquarters, in Rio de Janeiro, Brazil, in April of each year. Additionally, our Board of Directors or, in some specific situations set forth in Brazilian Corporate Law, our shareholders or Fiscal Council, may call our extraordinary shareholders’ meetings. In 2025, our meeting was held partially virtually (via videoconference), in accordance with CVM Resolution No.81/2022. Therefore, shareholders can participate in the meeting through the digital platform we provided or in person at our headquarters. The notice of the annual shareholders’ meeting and related documents must be published at least 30 calendar days prior to the scheduled meeting date.

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

Voting quorum. Matters to be approved at our shareholders’ meeting must be approved by the quorums specified below.

Matter approved by majority vote (of holders of common shares attending the meeting):

▪	amend our Bylaws;
▪	approve any capital change;
▪	elect or dismiss members of our Board of Directors and Fiscal Council (and its respective alternates), subject to the right of our preferred shareholders to elect or dismiss one member of our Board of Directors and to elect one member of our Fiscal Council (and its respective alternates) and to the right of our employees to elect or dismiss one member of our Board of Directors;
▪	receive the yearly financial statements prepared by our management and accept or reject management’s financial statements, including the allocation of net income for payment of the mandatory dividend and allocation to the various reserve accounts;

Annual Report and Form 20-F 2025 I 239

▪	authorize the issuance of debentures, except for the issuance of non-convertible unsecured debentures or the sale of such debentures when in treasury, which may be approved by our Board of Directors;
▪	accept or reject the valuation of assets contributed by a shareholder in consideration for increase of capital stock;
▪	approve the disposal of convertible debentures issued by our wholly-owned subsidiaries and held by us;
▪	establish the compensation of the former members of our Executive Officers, our Board of Directors, our Fiscal Council, including the compensation due during the period of six months of forfeiture provided for in our Bylaws, and of advisory committees to our Board of Directors;
▪	approve the cancellation of our registration as a publicly-traded company;
▪	approve the requirements of our nomination policy, in addition to the requirements provided by law applicable to boards of directors and fiscal councils; and
▪	approve in the case of publicly-traded company, the execution of transactions with related parties, and the sale or contribution of assets to another company, if the value of the transaction corresponds to more than 50% of the value of the total assets listed in the last approved balance sheet.

Matter approved by at least one-half of the common shares of our total capital stock:

▪	reduce of the mandatory dividend distribution;
▪	merge into another company or consolidate with another company, subject to the conditions set forth in Brazilian Corporate Law;
▪	participate in a group of companies subject to the conditions set forth in Brazilian Corporate Law;
▪	change our corporate purpose, which must be preceded by an amendment to our Bylaws by federal law, as we are controlled by the Brazilian federal government and our corporate purpose is established by law;
▪	spin-off of a portion of us, subject to the conditions set forth in Brazilian Corporate Law;
▪	waive the right to subscribe to shares or convertible debentures issued by our wholly-owned subsidiaries or associate;
▪	decide on our dissolution;
▪	create preferred shares or increase the existing classes of preferred shares, without preserving the proportions to any other class of preferred shares, except as set forth in or authorized by our Bylaws;
▪	change the preferences, privileges or redemption or amortization conditions of any class of preferred shares; and
▪	create new class of preferred shares entitled to more favorable conditions than the existing classes.

Matter approved by a special quorum:

▪	select a specialized company to work out the appraisal of our shares by economic value in the event of the cancellation of our registry as a publicly traded company, which matter must be approved by the majority of votes from the holders of the outstanding shares that are present at the meeting. According to B3´s Level 2 regulation, outstanding shares means all the shares issued by a company, except for the shares held by the controlling shareholder, by persons linked to such controlling shareholder and by our managers, as well as those shares in treasury and special class of preferred shares which purpose is to guarantee differentiated political rights and be non-transferable and exclusive property of the privatizing entity. This matter must only be discussed in a shareholders’ meeting installed with the presence of at least 20% of the holders of the outstanding shares in a first call, or the presence of any number of holders of the outstanding shares in a second call.

Annual Report and Form 20-F 2025 I 240

Pursuant to Law No.13,303/2016, no decision taken at any shareholders’ meeting can change the corporate status of our company (i.e. sociedade anônima).

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

Regarding the right to appoint members of our Board of Directors and our Fiscal Council, the following should be highlighted:

▪	our minority preferred shareholders that together hold at least 10% of the total capital stock (excluding the shares held by our controlling shareholder) have the right to elect and remove one member to our Board of Directors at a shareholders’ meeting, by a separate voting procedure;
▪	our minority common shareholders have the right to elect and remove one member to our Board of Directors, if a greater number of directors is not elected by such minority shareholders by means of the cumulative voting procedure;
▪	our employees have the right to directly elect one member to our Board of Directors by means of a separate voting procedure, pursuant to Law No.12,353/10; and
▪	subject to the provisions of applicable law, the Brazilian Minister of Economy has the right to elect and remove one member of our Board of Directors.

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

Annual Report and Form 20-F 2025 I 241

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

Annual Report and Form 20-F 2025 I 242

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

Rights not subject to waiver: According to Brazilian Corporate Law, neither a company’s Bylaws nor decisions taken at a shareholders’ meeting may deprive a shareholder of some specific rights, such as the right to:

▪	participate in the distribution of profits;
▪	participate in any remaining residual assets in the event of our liquidation;
▪	supervise the management of the corporate business as specified in Brazilian Corporate Law;
▪	exercise preemptive rights in the event of a subscription of shares, debentures convertible into shares or subscription warrants (other than with respect to a public offering of such securities, as may be set out in the Bylaws); and
▪	withdraw from us in the cases specified in Brazilian Corporate Law.

Annual Report and Form 20-F 2025 I 243

Shareholder Remuneration

Payment of Dividends, Interest on Capital and Buyback

Payments to our shareholders are subject to the provisions of Brazilian Corporate Law and applicable local laws and regulations, our Bylaws and our shareholder remuneration policy.

Our shareholder remuneration policy, approved in July 2023, provides for the payment of dividends and/or interest on capital (juros sobre capital próprio - JCP) and/or the repurchase of shares issued by us (“buyback”).

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

Legislative Amendment. Pursuant to Brazilian Law No. 15,270, dated 26 November 2025, starting from January 2026, the payment of profits and dividends by the same legal entity, within the same month, in an amount exceeding R$ 50,000.00 (fifty thousand reais) per month, will be subject to withholding and collection of 10% withholding income tax (IRRF) on the amount paid.

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

2. In case of gross debt equal to or lower than the maximum debt level defined in the Strategic Plan 2050 and Business Plan 2026-30 and accumulated positive result, to be verified in the last quarterly result calculated and approved by the Board of Directors, we shall distribute to our shareholders 45% of the free cash flow, according to the equation below, provided that the result of this formula is higher than the amount provided in item 1 and does not compromise our financial sustainability:

Annual Report and Form 20-F 2025 I 244

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

Furthermore, we may exceptionally approve the distribution of remuneration to shareholders even in the event of no net income, as long as the rules regarding dividends set forth in Law No.6,404/76 are complied with and the criteria defined in the shareholder remuneration policy are observed. In all distribution scenarios, the remuneration to shareholders must follow the rules set forth in Law 6,404/76 (e.g., Articles 201 to 205: mandatory dividend; dividends on preferred shares; interim dividends; payment of dividends) in our Bylaws, and must not compromise our short, medium, and long-term financial sustainability.

Pursuant to our Bylaws, intermediate and interim dividends and interest on capital shall be allocated as minimum mandatory dividend as set forth by the Brazilian Corporate Law, including for the purpose of paying the minimum priority dividends of preferred shares.

Law No.9,249/95, as amended, provides for distribution of interest on capital to shareholders as an alternative form of distribution. Such interest is limited to the daily pro rata variation of the TJLP interest rate. The effective payment or credit of interest on capital depends on the existence of profits, calculated before deducting interest, or accumulated profits and profit reserves, in an amount equal to or greater than twice the amount of the interest to be paid or credited.

We may treat these payments of interest on capital as a deductible expense for calculating real profit, but the deduction cannot exceed the greater of:

▪	50% of net income before taking into account such distribution, in case these are considered expenses, based on the calculated profit after taking into account any deductions for social contributions on net income and before deducting income tax for the period in respect of which the payment is made; or
▪	50% of retained earnings and profit reserves.

With respect to the distribution of remuneration, our shareholders must also consider the following:

▪	Taxation: Any payment of interest on capital to ADS holders or shareholders, whether or not they are Brazilian residents, is subject to Brazilian withholding taxes at a rate of 17,5% (effective as of January 1,2026), or 25%, subject to possible reduction by an applicable tax treaty. The 25% rate applies only if the beneficiary is resident in a tax haven. The amount paid to shareholders as interest on capital, net of any withholding tax, may be included as part of any mandatory distribution of dividends. Under Brazilian Corporate Law, we are required to distribute to shareholders an amount sufficient to ensure that the net amount received, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on capital, is at least equal to the minimum mandatory dividend as set forth by the Brazilian law.

Annual Report and Form 20-F 2025 I 245

For more information on Brazilian taxation of ADSs and our shares, see “Legal and Tax – Tax – Taxation Relating to the ADSs and our Common and Preferred Shares” in this annual report.

▪	Date of payment: Under Brazilian Corporate Law and our Bylaws, dividends are generally required to be paid within 60 days following the date they are declared, unless a shareholders’ resolution sets forth for another date of payment, which, in any case, must occur prior to the end of the fiscal year in which the dividend was declared.
▪	Adjustments: Our Board of Directors may approve the payment of anticipated dividends or interest on capital to our shareholders, which, for the purpose of calculating the total amount distributed to shareholders for a given fiscal year, will be duly adjusted by the SELIC rate from the payment date until the end of the fiscal year.
▪	Unclaimed dividends: Shareholders have a three-year period from the dividend payment date to claim dividends or interest on capital payments with respect to their shares, after which the amount of the unclaimed dividends reverts to us.

Our total distributions to shareholders for 2025 are expected to be US$7,507 million and will be voted on at our shareholder’s annual general meeting to be held in April 2026. For further information, see Note 32.5 to our audited consolidated financial statements.

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

Annual Report and Form 20-F 2025 I 246

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

Annual Report and Form 20-F 2025 I 247

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

The ability to convert dividend payments and proceeds from the sale of common or preferred shares or preemptive rights into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation (Brazilian foreign exchange controls). However, if foreign investors are registered with the CVM, in accordance with Joint Resolution No. 13/2024, they may use the dividend payments and proceeds from the sale of shares to buy and sell securities directly on the B3, which generally requires, among other steps, the registration of the relevant investment with the Central Bank of Brazil. Nonetheless, any non-Brazilian holder who registers with the CVM in accordance with Joint Resolution No. 13/2024 may buy and sell securities directly on the B3. Such non-Brazilian holders must appoint a local representative in Brazil who will be required, among other duties, to register and keep updated with the Central Bank of Brazil the record of all transactions of such investors on the B3.

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

Non-Brazilian Holders on B3

Under Joint Resolution No. 13/2024, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. Therefore, a foreign investor must:

▪	appoint at least one representative in Brazil, with powers to perform actions relating to the investor’s investment;
▪	register as a foreign investor with the CVM;
▪	appoint at least one authorized custodian in Brazil for the investor’s investments;
▪	register all portfolio investments of the foreign investor in Brazil, through the investor’s representative, with the Central Bank of Brazil; and
▪	comply with other requirements provided for under CVM Resolution No. 13/2024.

After the fulfillment of these requirements, the foreign investor will be able to trade in the Brazilian financial and capital markets.

Annual Report and Form 20-F 2025 I 248

Securities and other financial assets held by investors under Joint Resolution No. 13/2024 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank of Brazil or the CVM. In addition, any transfer of securities held under Joint Resolution No. 13/2024 and CVM Resolution No. 13/2024 must be carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from private transactions.

ADS Holders

Joint Resolution No. 13/2024 allows Brazilian companies to issue depositary receipts in foreign exchange markets. CVM Resolution 13 is the rule that currently deals with the registration of these investors with the CVM. We currently have an ADR program for our common and preferred shares duly registered with the CVM and the Central Bank of Brazil. The proceeds from the sale of ADSs by holders outside Brazil are free of Brazilian foreign exchange controls.

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

In the event that an ADS holder exchanges ADSs for the underlying common or preferred shares, the holder will be required to obtain registration as a foreign investor in Brazil pursuant to Joint Resolution No. 13/2024 by appointing a local representative and obtaining a certificate of registration from the Central Bank of Brazil. Failure to take these measures may subject the holder to the inability of converting the proceeds from the disposition of, or distributions with respect to, the relevant shares, into foreign currency and to remit proceeds outside of Brazil. Additionally, the holder may be subjected to a less favorable Brazilian tax treatment than a holder of ADSs. If the foreign investor resides in a tax haven jurisdiction, the investor will also be subject to less favorable tax treatment.

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

Annual Report and Form 20-F 2025 I 249

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

Annual Report and Form 20-F 2025 I 250

Legal and Tax

Annual Report and Form 20-F 2025 I 251

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

According to Law No.9,478/1997, and as per our concession agreements for exploration and production activities, we are entitled to the oil and gas exploited from the concession areas and we are required to distribute to the Brazilian federal government a portion of the corresponding proceeds.

For information related to Taxation under Concession Regime for Oil and Gas, see item “Legal and Tax – Tax - Government Take in Different Regulatory Regimes” in this annual report.

Production-Sharing Contract Regime for Unlicensed Pre-Salt and Potentially Strategic Areas

Discoveries of large oil and natural gas reserves in the Pre-salt areas of the Campos basin and the Santos basin prompted a change in the legislation regarding oil and gas exploration and production activities. In 2010, laws were enacted to regulate contracts under a production-sharing regime in the Pre-salt area, as defined under Law No.12,351/2010 and in potentially strategic areas. The enacted legislation did not impact the concession contracts.

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

Annual Report and Form 20-F 2025 I 252

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

Both Law No.12,276/2010 (the “Transfer of Rights Law”) and the Transfer of Rights Agreement provide for a review procedure. The main purpose of the review procedure is to verify whether the price paid to the Brazilian federal government by us in 2010 was appropriate in relation to the price for granting us the rights to explore and produce five billion barrels of oil equivalent in certain Pre-salt areas.

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

The amendment consolidates one of several scenarios discussed among the Brazilian federal government and our commissions and resulted in a credit of US$9.058 billion in our favor, that was fully paid in December 2019. Additionally, the amendment establishes new percentages for local content: 25% for well construction; 40% for production collection and disposal system; and 25% for stationary production unit. For information related to the new taxation model for the oil and gas industry (“Repetro”) see “Legal and Tax – Tax - Government Take in Different Regulatory Regimes” in this annual report.

Annual Report and Form 20-F 2025 I 253

Alienation of Rights and Obligations in Production Unitization Agreements

In January 2025, Law n. 15,164/2025 was enacted, inserting Chapter VI-A into Law No.12,351/2010, establishing a new regulatory framework for the transfer of the federal government’s rights and obligations arising from Production Unitization Agreements (AIPs) in non-licensed or non-conceded areas within the Pre-salt region and in areas deemed strategically significant.

The legislation authorizes the federal government to transfer its rights and obligations through public bidding conducted in an auction format, with the objective of optimizing the monetization of oil assets in shared reservoirs. PPSA is responsible for preparing the bid notices and conducting the auctions, while CNPE establishes the minimum values and the technical and economic parameters applicable to the bidding processes.

Successful bidders will be subrogated to the federal government's rights and obligations, assuming a position equivalent to that of other non-operators in adjacent areas, without any transfer of PPSA's exclusive prerogatives. Bids are evaluated based on the highest value offered, with payment due within 90 days, and the legislation expressly provides that the federal government shall not provide any guarantees or assume any risks in connection therewith.

The law also provides for its exceptional application to production-sharing contracts with respect to the transfer of the federal government's oil surplus.

Refining, Transportation & Marketing

Regarding oil refining, by the Resolution No.852/2021, the ANP requires a specific notification before starting the construction of a new process unit, product treatment unit and/or ancillary unit of an oil refinery and a specific authorization for operation of each of the process units, product treatment units and ancillary units of an oil refinery. The oil products commercialization is subject to compliance with the specifications established by the ANP for each product (e.g. gasoline, diesel, jet fuel, liquefied petroleum gas).

The ANP requires information on import, export, production, processing, handling, transportation and transfer, storage and distribution of oil, oil products, natural gas products and shale products activities on a monthly basis.

Regarding fuel storage, the ANP, through Resolution No.868/2022, established that information must be provided both daily and monthly by us and other agents.

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

In December 2016, the Brazilian federal government launched the “RenovaBio” program to stimulate the production of biofuels in the local market, namely ethanol, biodiesel, biogas and biojet fuel. In June 2019, the CNPE fixed the mandatory annual reduction of carbon emission targets and the ANP established (i) the individualization of the annual mandatory greenhouse gas emission reduction targets for the commercialization of fuels (Resolution No.791/2019) and (ii) the procedures for the primary emission of carbon emission reduction credits (Resolution No.802/2019).

Our oil and natural gas refining area is also subject to the preventive and stringent control of CADE.

In 2019, we signed a commitment with CADE (termo de cessação de conduta) that consolidates our understanding on the divestment of refining assets in Brazil. In November 2023, we formally requested a review of the agreement signed with CADE in line with the Strategic Plan. Thus, in 2024, we and CADE reached an agreement and established new commitments that served the interests of both parties. For more information on our agreement with CADE regarding our divestments in refining assets, see “Our Business - Mergers and Acquisitions - Agreements with CADE” in this annual report.

Annual Report and Form 20-F 2025 I 254

Gas and Low Carbon Energies

Natural Gas Laws

Law No. 14,134/2021 (“New Gas Law”), regulated by Decree No.10,712/2021, represents a new regulatory framework for the Brazilian natural gas market, introducing relevant legal innovations and ensuring legal certainty to the administrative rules arising from the “New Gas Market” Program, instituted by the Brazilian federal government in mid-2019.

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

In 2022, the CNPE published Resolution No.3, establishing (i) the strategic guidelines for the new natural gas market, (ii) the improvement of energy policies related to free competition in this market, (iii) the fundamentals of the transition period, and (iv) the revocation, among others, of the CNPE Resolution No.4/2019.

In November 2023, ANP published Resolution ANP No.961/2023, with a specific revision of Resolutions ANP No.51/2013 and No.11/2016, which regulate, respectively, the loading activity and natural gas transportation service, in order to adapt and simplify the process of offering and contracting firm transportation capacity in accordance with the new natural gas legal framework. With this publication, it became possible to contract capacity in the transportation systems directly through the Capacity Offer Portal without the need for a previous public call.

In August 2024, Decree No.12.153/2024 was published, amending Decree No.10.712/2021, introducing significant changes to the regulation of the New Gas Law, related to natural gas activities.

Despite the significance of the publication of the New Gas Law and the regulation of some important aspects of that law by the ANP, we expect further action by the ANP to establish measures that will be necessary to implement most of the changes brought about by the new law.

In September 2025, the ANP published a revision of its regulatory agenda for the years 2025-2026. For more information see: https://www.gov.br/anp/pt-br/acesso-a-informacao/acoes-e-programas/agenda-regulatoria.

In July 2019, we signed a commitment with CADE (termo de cessação de conduta) which consolidates the understandings between the parties on the promotion of competition in the natural gas sector in Brazil, including the sale of equity participation in companies operating in this sector. In November 2023, we formally requested a review of the agreement signed with CADE in line with the Strategic Plan. Thus, in 2024, CADE and we reached an agreement and established new commitments that served the interests of both parties. For more information on our agreement with CADE, see “Our Business – Agreements with CADE” in this annual report.

Annual Report and Form 20-F 2025 I 255

Renewable Energy and Carbon

In August 2024, Law No.14,948 was enacted. It represents a new regulatory framework for hydrogen in Brazil, introducing relevant legal innovations. However, this regulatory framework still needs to be regulated to enter into force.

On October 8, 2024, Law No.14,993 (Lei Combustível do Futuro) was published, establishing the following: i) the National Sustainable Aviation Fuel Program (ProBioQAV), the National Green Diesel Program (PNDV), and the National Decarbonization Program for Producers and Importers of Natural Gas and Incentives for Biogas and Biomethane; ii) adjustments to the maximum and minimum limits for the blend of anhydrous ethanol in gasoline C sold to the end consumer and the blend of biodiesel in diesel sold to the end consumer; iii) regulations for the oversight of carbon dioxide capture and geological storage activities and the production and commercialization of synthetic fuels; iv) the integration of initiatives and measures adopted under the National Biofuels Policy (RenovaBio), the Green Mobility and Innovation Program (Programa Mover), the Brazilian Vehicle Labeling Program (PBEV), and the Vehicle Emission Control Program (Proconve). Notwithstanding the publication of Decree No.12.614 on September 5, 2025, providing the National Decarbonization Program for Natural Gas Producers and Importers and Incentives for Biomethane, other aspects set forth in the Law still needs to be regulated to enter into force.

On December 12, 2024, Law No.15,042 was published, which establishes the Brazilian System for Emissions Trading of Greenhouse Gases (Sistema Brasileiro de Comércio de Emissões de Gases de Efeito Estufa - SBCE), aimed at fulfilling the National Policy on Climate Change (Política Nacional sobre Mudanças do Clima) and the commitments made under the United Nations Framework Convention on Climate Change, through the definition of environmental commitments and financial discipline for the trading of assets. However, this regulatory framework still needs to be regulated to enter into force.

On January 10, 2025, Law No.15.097 was enacted, governing the utilization of offshore energy potential and providing for the use of federal assets for the generation of electric power from offshore ventures. However, some aspects of this Law still need to be regulated to enter into force.

Also in January 2025, Law No.15.103 was enacted, establishing the Energy Transition Acceleration Program (PATEN), which aims to: (i) promote the financing of sustainable development projects, especially those related to infrastructure, technological research, and technological innovation development; (ii) bring financing institutions closer to companies interested in developing sustainable development projects; (iii) allow the use of credits held by private legal entities against the Union as a financing instrument; (iv) promote the generation and efficient use of low-carbon energy through sustainable projects aligned with Brazil’s commitments to reduce greenhouse gas emissions, with special attention to the mitigation potential of technologies for energy generation from waste recovery and energy valorization; and (v) encourage activities related to the energy transition in coal-producing regions, aiming at the development of economic sectors that may replace coal activities and the development of activities that result in a significant reduction of greenhouse gas emissions from coal activities. Some aspects of this Law still need to be regulated to enter into force.

On November 25, 2025, Law No.15.269 was enacted which, among other provisions, establishes the guidelines for the regulation of electric energy storage activities and creates incentives for battery energy storage systems.

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

Annual Report and Form 20-F 2025 I 256

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

Government Regulation

As a federal state-owned company, we are subject to certain rules that limit our investments, and we are required to submit our annual capital expenditures budget (Orçamento Anual de Investimentos, or OAI) to the MGI and the MME. Following the review by these governmental authorities, the Brazilian Congress must approve our budget. Thus, there may be a reduction or change in our planned investments. As a result, we may not be able to implement all of our planned investments, including those related to the expansion and development of our oil and natural gas fields, which may adversely affect our results of operation and financial condition.

All medium and long-term debt incurred by us or our subsidiaries requires the approval of the Finance Executive Manager jointly with another Executive Manager within the parameters established by our Executive Officers and the Board of Directors.

The exceptions are the issuance of public debt in the capital markets and collateralized debt obligations and the issuance of unsecured debentures, which requires the approval of our Executive Officers, within the parameters established by our Board of Directors, and the issuance of secured debentures, which requires the approval of our Board of Directors.

In addition, Law No.13,303/2016 requires us to define in our Bylaws the public interest we pursue and which publicly-oriented actions we are allowed to take in the pursuit of such public interest. In order to comply with Law No.13,303/2016, we amended our Bylaws to include the definition of public interest and to state that the Brazilian federal government may orient our activities to pursue the public interest under certain circumstances, which distinguishes us from any other private company operating in the oil and gas market. See “Risks – Risk Factors – 2.a) Our controlling shareholder may pursue certain objectives that may differ from those of certain minority shareholders, or that may affect our long-term strategy” in this annual report.

Annual Report and Form 20-F 2025 I 257

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

Annual Report and Form 20-F 2025 I 258

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

Legal Investigation

In 2009, the Brazilian federal police began an investigation aimed at criminal organizations engaged in money laundering in several Brazilian states. In 2014, the investigation was expanded to focus on our operations. The investigation uncovered a broad payment scheme involving our contractors, suppliers, and former personnel. We have been recognized by Brazilian authorities as a victim of this scheme and not a target of the investigation.

We have cooperated with Brazilian authorities throughout the Legal Investigation as a victim of the improper payments scheme and continue to pursue legal measures against companies and individuals who may have caused financial and reputational damages to us.

Since 2021, Brazil’s higher courts have vacated certain criminal convictions arising from the investigation. Other proceedings have been dismissed on statute of limitations grounds. Additional cases remain pending, and their outcomes may affect our interests.

For further information regarding proceedings arising from past investigations related to alleged irregularities or corruption, see “Risks - Risk Factors - 1.t) We may face additional proceedings arising from past investigations related to alleged irregularities or corruption” and Note 20 to our audited consolidated financial statements.

Investor Claims

Netherlands: Collective action in the Netherlands

In 2017, Stichting Petrobras Compensation Foundation filed a collective action in the district court of Rotterdam, Netherlands, against Petrobras and subsidiaries Petrobras International Braspetro B.V. (PIBBV), Petrobras Global Finance B.V (PGF), our former joint venture Petrobras Oil & Gas B.V. (the “POGBV”) and some of our former officers, alleging unlawful conduct toward investors based on Legal Investigation findings.

In July 2023, the Dutch Court issued an intermediary decision rejecting claims against PIBBV, POGBV and certain former management, declaring PGF and we acted unlawfully toward investors, although the Court expressed it did not consider itself sufficiently informed about relevant aspects of Brazilian, Argentine and Luxembourger laws to definitively decide on the merits of the claim, and ruling claims under Spanish law expired.

On October 30, 2024, the Dutch Court largely accepted our arguments and decided:

▪	under Brazilian law, all alleged damages qualify as indirect and cannot be compensated; and
▪	under Argentinian law, shareholders cannot claim compensation for alleged damages, and the Foundation failed to demonstrate sufficient investor representation.

The Court rejected all shareholder claims under Brazilian and Argentinian law.

For certain bondholders, the Court found we and PGF acted illegally under Luxembourg law, while PGF acted illegally under Dutch law.

The Foundation, PGF and we have appealed to The Hague Court of Appeals.

Annual Report and Form 20-F 2025 I 259

Even for bondholders, the Foundation cannot claim compensation within the collective action. Any compensation requires separate lawsuits where investors must prove all liability elements. We will defend vigorously against any such actions.

We cannot reliably estimate potential losses from this lawsuit, which depend on subsequent legal actions. Based on advisor assessments, insufficient elements exist to qualify potential beneficiaries or quantify damages, making it impossible to predict liability for compensation in future individual actions.

We continue to deny the allegations presented by the Foundation and will continue to defend ourselves vigorously.

Other Related Investor Claims

Arbitration in Brazil

As of December 31, 2024, we were party to arbitration proceedings brought by Brazilian and foreign investors alleging financial losses based on Legal Investigation findings.

Due to substantial uncertainties inherent to these kinds of proceedings and the highly uncertain impacts of such allegations, it is not possible for us to identify possible risks related to this action and to produce a reliable estimate of eventual loss.

Depending on outcomes, we may have to pay substantial amounts that could significantly affect our financial condition.

In September 2024, a collective arbitration ruled in our favor, finding the plaintiff association lacked standing to file a collective claim. The arbitration is confidential.

In January 2025, another arbitration ruled in our favor, establishing that alleged damages by investors are indirect and not indemnifiable. The award is final and the arbitration is confidential.

Other arbitrations remain pending. In one case involving institutional investors, a May 2020 partial award indicated our liability but ordered no payment. This arbitration is confidential, as well as the others in progress, and the partial award represented only the position of the three arbitrators of such arbitration panel and was not extendable to the other existing arbitrations. In July 2020, we filed a lawsuit for the annulment of this partial arbitration award, considering our view that it contained serious flaws and improprieties. In November 2020, the first level judge of Rio de Janeiro state court declared the partial award null. The Rio de Janeiro state court’s decision after the appeal has not yet been released. In compliance with Market Arbitration Chamber rules, the cases are confidential. We reiterate that we will continue to defend ourselves vigorously, out of respect for our current shareholders, in all arbitrations to which we are a party.

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

Among other issues, the Association alleged our liability for a supposed loss of market value of our shares in Argentina, due to proceedings related to the Legal Investigation.

In June 2019, the Arbitral Tribunal ruled the claim withdrawn due to non-payment of arbitral fees. The Association's appeals were rejected by courts including the Argentine Supreme Court, and the arbitration was sent to the Arbitration Court. We cannot provide a reliable estimate of potential loss.

The Association also filed a class action in Buenos Aires Civil and Commercial Court in April 2023, alleging responsibility for market value losses due to the Legal Investigation and its effects on pre-2015 financial statements. After our August 2023 defense, the Court ordered class certification incident in May 2024. We filed an appeal against the first instance decision that partially rejected our defense on the class certification incident. The main proceedings will remain stayed until a decision on the class certification is definitely rendered. We deny the allegations and will defend vigorously. We cannot provide a reliable estimate of potential loss.

Annual Report and Form 20-F 2025 I 260

Criminal Actions in Argentina

We were accused of these two criminal actions in Argentina, as described below:

Criminal action alleging non-compliance by us with the obligation to publish as “relevant fact” in the Argentine market the existence of a class action claim filed by the Association, before the Judicial Commercial Courts (Judicial Commercial Claim), pursuant to provisions of Argentine capital market law. On March 25, 2025, the Criminal Economic Court No.3 of the city of Buenos Aires closed the action because it considered that there was no relevant fact that should be reported under local legislation. As there was no appeal, the decision became final.

Criminal action alleging fraudulent offer of securities aggravated by allegedly having stated false data in our financial statements issued in 2015. On December 27, 2024, prior to a final ruling by the Supreme Court on our immunity from the criminal jurisdiction, the lower court issued an order for the continuation of the proceedings and a precautionary measure against us. We subsequently appealed and in April 2025, the Court of Appeals overturned the lower court decision to prosecute us and lifted the precautionary measures. In September 2025, the lower court declared the criminal action time-barred and ordered its dismissal. . Subsequently, the Association filed an appeal against the lower court ruling. On March 2, 2026, the second instance of the Argentine Court rejected the Association’s appeal against the dismissal of the criminal case. The decision is subject to appeal.

Sete Brasil’s Investor Claim and Mediation Procedure

We were a party to a lawsuit in the District Court for the District of Columbia in Washington, D.C. (the “D.C. District Court”) filed by EIG in 2016, concerning its indirect purchase of equity interests in Sete Brasil, a company created in order to build rigs with high local content. In this proceeding, EIG alleges that we induced investors to invest in Sete Brasil and that we were among the parties responsible for the financial crisis of Sete Brasil, which filed judicial recovery proceedings (recuperação judicial), in Brazil.

In another motion filed by EIG, on August 26, 2022, the District Court of Amsterdam granted an attachment order against certain of our assets in the Netherlands. Leave to make such pre-judgement attachments was granted by the Amsterdam District Court on a summary judgment basis and serves to guarantee the satisfaction of EIG's claims in the aforementioned U.S. proceedings.

On March 7, 2025, we reached an agreement to settle the lawsuit with EIG. Under the terms of the settlement, we paid EIG US$ 283 million. In return, EIG requested the dismissal of the lawsuit pending in the District Court for the District of Columbia, the cancellation of the pre-judgment attachment of our assets in the Netherlands, as well as the release of any rights related to the dispute.

The settlement does not constitute an admission of fault or wrongdoing by us and is entered in our best interests and our shareholders, considering the peculiarities of U.S. law applicable to the disputes, as well as the stage of the lawsuit and the characteristics of litigation before the U.S. Federal Courts.

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

In June 6, 2025, we were served in a lawsuit filed by Sete Brasil and subsidiaries seeking compensation for alleged losses related to the drilling rigs project.

In addition, we terminated the charter contracts and, as a result, is enforcing the contractual penalties for the non-delivery of the drilling rigs, as stipulated in the contracts.

Annual Report and Form 20-F 2025 I 261

We no longer hold any direct or indirect equity in the companies of the Sete Brasil Group.

Other Legal proceedings

Labor Proceedings

RMNR

The Minimum Compensation by Level and Work Regime (RMNR) consists of a guaranteed minimum compensation for employees, based on salary level, work regime, and geographical location. Established in 2007 through collective bargaining, the calculation method was later challenged in court.

In March 2024, the Brazilian Federal Supreme Court (STF) recognized that the calculation formula used by us is valid and in accordance with what was negotiated between the parties. In May 2025, the Superior Labor Court (TST) published a decision (Theme 13) aligning with the STF’s position and revoking its previous stance.

As there were several lawsuits at various procedural stages, we monitor the application of the STF’s ruling to the respective cases, which are being closed as they progress through the judiciary.

Based on the TST’s decision, the company has reversed, for the most part, the amounts previously recognized as probable and possible losses to remote loss. This adjustment is reflected in our financial statements in accordance with IFRS accounting standards.

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

Recently, the BM-S-11A consortium, formed by us, Petrogal, Total Energies and Shell, filed an arbitration to reverse the unification by ANP of the Sururu and Berbigão fields.

The Baúna and Piracaba, Tartuga Verde and Mestiça, Tupi and Cernambi and Sururu and Berbigão arbitration proceedings are ongoing.

Special Participation

ANP has issued infraction notices charging additional special participation under item III of Article 45 and Article 50 of Federal Law No. 9,478/1997 on concession contracts operated solely or in consortium by us.

The first infraction notice covers the fields of Albacora Leste, Barracuda, Jubarte, Marlim, Marlim Leste, Marlim Sul, Mexilhão, Roncador, Sapinhoá, Sururu, Tartaruga Verde, and Tupi for the period from the third quarter of 2020 to the second quarter of 2022.

The second infraction notice covers the fields of Albacora Leste, Barracuda, Berbigão, Jubarte, Marlim Sul, Mexilhão, Roncador, Sapinhoá, Sururu, Tartaruga Verde, and Tupi for the period from the third quarter of 2022 to the third quarter of 2024.

Annual Report and Form 20-F 2025 I 262

ANP contends that fuel gas consumed in stationary production units and produced by the field itself is not deductible from the special participation calculation base. We and our consortium partners disagree, arguing that the term "acquisition" established in Article 17, I of ANP Resolution No. 12/2014 also encompasses "original acquisition." Accordingly, we believe that the portion of natural gas produced in the field and reintegrated into the production process as input in the stationary production units' turbogenerators should be included among the deductible expenses provided for in the regulation.

The first proceeding already has a final and unfavorable administrative decision. We and our consortium partners are evaluating potential judicial measures. The outcome is difficult to assess. The second proceeding is at the first instance stage, and we have submitted an administrative defense.

ANP has also issued an unfavorable administrative decision concerning the collection of a difference in additional special participation arising from an audit of deductible expenses related to the transfer price of the FPSO Paraty for the Tupi field, located in the Santos Basin. The audit covers the period from the second quarter of 2013 to the fourth quarter of 2020, excluding the third quarter of 2014. We have filed an administrative appeal against this decision and are currently awaiting a determination by ANP’s second administrative instance. This matter remains at the administrative stage, and its outcome cannot be predicted with certainty.

Petros

Lawsuits classified as “Petros Class Actions” have been filed by unions and associations related to Petros. In these cases, we are being sued, inter alia, for (i) direct contribution to the pension plan, (ii) suspension of the balancing plan (plano de equacionamento), (iii) payment of increased benefits to participants and beneficiaries, and (iv) payment of all actuarial and financial insufficiencies of the plan, as well as the estimated economic value attributed to the participants for addressing the entity's accumulated deficits, based on allegations of fraud and mismanagement of Petros.

There are also lawsuits filed by Petros against us seeking (i) payment of employer contributions resulting from increased court-ordered benefits and (ii) payment of amounts required to restore the mathematical reserve. We have also filed a lawsuit against Petros to obtain reimbursement of amounts we paid as a result of judicial decisions finding joint and several liability between us and Petros.

As of the date of this report, no final decisions have been issued in the aforementioned proceedings.

Annual Report and Form 20-F 2025 I 263

Applicable rate

Due to the legislative change (Law 14.905/24) and case law regarding the correction of civil debts, the company has implemented these changes on the reported liability.

Environmental

Ibama issued fines because of a leak from the OSPAR oil pipeline in Paraná State in July 2000. After the administrative process, there was a court proceeding, and the current decision was unfavorable to us. We appealed and decision on our appeal to the Superior Court is pending. On December 4, of 2025, a public civil lawsuit filed by the Federal Public Prosecutor's Office against IBAMA and us, challenging the environmental license for offshore well drilling in Block FZA-M-59. The Prosecutor’s Office alleges technical irregularities in the licensing process, lack of sedimentary environmental assessment, and failure to conduct prior consultation with traditional communities. IBAMA and we defended the legality of the environmental licensing. A preliminary injunction to suspend the licensing was denied, but restrictions were imposed on communication with indigenous communities, requiring the presence of FUNAI. The claim was dismissed at first instance and is currently pending filling of an appeal from Federal Prosecutor’s Office.

For further information on our material legal proceedings, see Note 20 to our audited consolidated financial statements.

Tax Proceedings

We are currently party to legal proceedings relating to tax claims. For further information on our material tax proceedings, see Note 20 to our audited consolidated financial statements.

Annual Report and Form 20-F 2025 I 264

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

Our tax strategy outlines the compliance with tax laws of Brazil and other countries. We also aim to engage with tax authorities and other public authorities in an ethical and transparent manner, based on mutual respect, cooperation, and in compliance with our Code of Ethical Conduct. Considering that we are the largest taxpayer in Brazil, our operations can result in various effects on tax collection at the federal, state, and municipal levels, as well as on government take applicable to the production of oil and natural gas.

We are subject to tax on our income at a Brazilian statutory corporate rate of 34%, comprising of a 25% rate of income tax and a social contribution tax at a 9% rate. Since 2015, we have been recognizing the accounting results of our foreign subsidiaries for Brazilian income tax purposes based on Brazilian statutory corporate rates as established by Law No.12,973/2014.

In addition to taxes paid on behalf of consumers to the Brazilian federal government, as well as state and municipal governments, such as the value-added tax (ICMS), we are required to pay three main charges on our oil production activities in Brazil under the scope of the ANP: (i) royalties, (ii) special participation and (iii) retention bonuses. See “Government Take in Different Regulatory Regimes” below and “Risks - Risk Factors - 2.a) Our controlling shareholder may pursue certain objectives that may differ from those of certain minority shareholders, or that may affect our long-term strategy” in this annual report.

In December 2023, Constitutional Amendment (EC) No.132/2023 was enacted, establishing the tax reform on consumption, to be implemented from 2026.

As main measures, the EC created the Contribution on Goods and Services (CBS) and the Tax on Goods and Services (IBS) replacing the PIS/Pasep and COFINS contributions, the Tax on Operations relating to the Circulation of Goods and on the Provision of Services Interstate and Intermunicipal Transport and Communication (ICMS) and the Service Tax (ISS). Furthermore, the EC also created the Selective Tax (IS). The implementation of these new taxes requires the promulgation of complementary laws and other legal regulations. In January 2025, Complementary Law No.214 was published to regulate the tax reform on consumption. This Complementary Law maintained the tax credits of ICMS and PIS/Pasep and COFINS, so we consider that the reform did not affect the recovery of claims, however we await the regulation for purposes of a more precise analysis.

The transition to CBS will begin in 2026, with its definitive implementation in 2027, when PIS/Pasep and COFINS contributions will be extinguished. In the case of IBS, the transition period will be longer, also starting in 2026, but with the termination of ICMS and ISS only in 2033.

With respect to PIS, COFINS and ICMS tax credits as of December 31, 2025, the Company believes that such credits will remain available in accordance with the constitutional provisions governing the transition period and does not expect their extinguishment or any material restriction on their recoverability as a result of the tax reform.

Annual Report and Form 20-F 2025 I 265

IS collection will begin in 2027 when most industrialized products will be exempt from the Tax on Industrialized Products (IPI). The IPI will not be extinguished, but it will not be applied cumulatively with the Selective Tax.

Changes to the corporate income tax laws in certain countries as of 2022 may impact our activities and results. As a reference, we perform our activities through the implementation of Pillar II in target-countries that follow the OECD Guidelines (such as the Netherlands, Spain, Colombia and Singapore). In the case of the United States, the Inflation Reduction Act of 2022 introduced a Corporate Alternative Minimum Tax (CAMT) of 15% of the “adjusted financial statement income” effective for tax years beginning in 2023. Brazil has published Law No.15.079 on December 27, 2024, implementing one of the mechanisms designed in the Pillar II as of 2025, by instituting the Additional CSLL, which is aligned with the Qualified Domestic Top Up Tax (QDMTT). In both Pillar II and CAMT, the countries are seeking a minimum effective tax rate of 15% on the generated profits before tax. In Brazil, we emphasize the recent changes in the transfer price legislation aligned with the OCDE Guidelines implemented by Law No.14.596 published on June 14, 2023.

For more information regarding Pillar II, see Note 18.1.4 to our audited consolidated financial statements.

For further information regarding our Tax Policy or our tax collection disclosed in our Tax Report, please visit our website at www.petrobras.com.br/ir.

Government Take in Different Regulatory Regimes

Government take is a financial compensation due to the Brazilian Federal Government, paid by companies that explore and produce oil and natural gas in Brazilian territory. The collection is made to the National Treasury Secretariat, and the amounts are distributed to the beneficiaries defined by legislation, based on calculations performed by the ANP. Government take consists of royalties, special participation, signature bonuses and payment for the occupation or retention of the area. Its objective is to make pecuniary retribution to society for the exploitation of these nonrenewable resources.

On July 25, 2025, a Regulatory Act issued by the Oil and Gas Brazilian Agency (RANP nº 986/2025) was published, which amends RANP nº 874/2022 to promote changes in the parameters for setting the reference price of oil produced in each oil field. The new calculation methodology came into force on September 1, 2025, and, in general, increased the amounts of government take collected in Brazil.

In accordance with Law No.9,478/1997 and due to the concession contracts entered with ANP, the exploration and production activities of oil and natural gas are subject to the payment of the following government shares:

▪	Royalties established in the concession contracts at a rate of 10% of the gross production revenue based on the reference prices for crude oil or natural gas established by ANP in its regulatory acts. When establishing the royalty rates, ANP also considers the geological risks and expected productivity levels for each concession and may provide a reduction of the rate to an amount corresponding to at least 5%. Most of our crude oil and natural gas production currently pays the maximum royalty rate. For production sharing contracts, the rate is set at 15% on the field's gross production revenue.
▪	Special participation at a rate ranging from zero to 40% of the net revenue from the production of fields that reach high production volumes or profitability, according to the criteria established in the applicable legislation. The calculation considers the Gross Revenue (oil and gas production volume multiplied by price) from each production field, based on the reference prices for crude oil or natural gas established by Decree No.2,705/1998 and ANP regulatory acts, minus the royalties paid, exploration investments, operational costs, and applicable depreciation and tax adjustments. In 2025, payments of this government share were made in 12 of our fields, namely: Berbigão, Jubarte, Leste do Urucu, Marlim, Marlim Leste, Marlim Sul, Rio Urucu, Roncador, Sapinhoá, Sururu, Tartaruga Verde and Tupi.

Annual Report and Form 20-F 2025 I 266

▪	The signing bonus will have its minimum value established in the bidding notice and will correspond to the payment offered in the proposal to obtain the concession. It must be paid at the time of signing the concession contract.
▪	Payment for the retention or occupation of contracted areas for exploration and production, at a rate established by ANP in the relevant bid notices, based on the size, location, and geological characteristics of the concession block.

Laws No.9,478/1997 and No.12351/2010 also require producers in onshore fields to pay landowners a share equivalent to a percentage of the quota ranging from 0.5% to 1.0% of the field's production, at the discretion of the ANP, which must be included in the concession contracts.

Below, we describe how the government take is structured under each of the different regulatory regimes for the exploration and production of oil, natural gas, and other fluid hydrocarbons in which we operate.

Regulatory regimes

CONCESSION

▪	Contracting through bidding process.
▪	Brazilian federal government awards the exploration right to winning companies.
▪	Production belongs to the concessionaire.

TRANSFER OF RIGHTS

▪	Petrobras directly contracted for production.
▪	Right to produce up to five billion barrels of equivalent oil.

PRODUCTION SHARING

▪	Specific regime for Pre-salt areas and others considered strategic.
▪	Hiring by a bidding process, where the winning companies form a consortium with Pré-Sal Petróleo S.A (PPSA), representing the Brazilian federal government.
▪	The largest supply of surplus oil for the Brazilian federal government wins.
▪	Shared production between the State and the contracted consortium, each one’s share calculated by discounting the royalties due and all investment and operating expenses (cost in oil).

Government Take	Frequency	Concession	Sharing	Transfer of Rights
Royalties	Monthly	10% on the gross income of the field, which can be reduced up to 5%	15% on Gross Revenue from the field	10% on Gross Revenue from the field
Special Participation	Quarterly	Rates from zero to 40% (nominal) on net revenue of fields with high production	Not applicable	Not applicable
Signature Bonus	Upon contract signature	Amount offered by companies in bidding	Predefined value	Not applicable
Retention of Area	Yearly	Value per Km² defined in the notice and concession contract (updated by IGP DI index)	Not applicable	Not applicable

Annual Report and Form 20-F 2025 I 267

Taxation Model for the Oil and Gas Industry (Repetro-SPED)

Law No.13,586/2017 outlined a new taxation model for the oil and gas industry and, along with Decree No.9,128/2017, established a new special regime for exploration, development and production of oil, gas and other liquid hydrocarbons named Repetro-Sped, which will expire in December 2040.

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

Under Brazilian law, investors (non-Brazilian holders) may invest in the preferred or common shares under Joint Resolution No. 13/2024 or under Law No. 4,131/1962. The rules of Joint Resolution No. 13/2024 allow foreign investors to invest in almost all instruments and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are met. In accordance with Joint Resolution No. 13/2024, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

Annual Report and Form 20-F 2025 I 268

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

Securities and other financial assets held by foreign investors pursuant to Joint Resolution No. 13/2024 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets authorized by the CVM.

Taxation of Dividends

Until December 31, 2025, dividends paid by us, including dividends on shares and other dividends paid in kind to the Depositary in relation to ADSs, or to a non-Brazilian holder in relation to preferred or common shares, are not subject to withholding tax in Brazil, to the extent that such amounts relate to profits generated after January 1, 1996.

However, according to Law 15.270, as of January 2026, profits or dividends credited or remitted abroad will be subject to withholding income tax at a rate of 10% (ten percent). Exceptionally, profits and dividends relating to results determined up to the calendar year 2025, whose distribution has been approved by December 31, 2025, will not be subject to withholding tax.

If it is found that the sum of the effective tax rate on the profits of the legal entity domiciled in Brazil distributing the profits and dividends plus the 10% (ten percent) rate exceeds the sum of the nominal rates of corporate income tax and the Social Contribution on Net Profit (CSLL), a credit calculated on the amount of profits and dividends credited or remitted that have been taxed will be granted, at the option of the beneficiary residing or domiciled abroad.

The credit amount will correspond to the result obtained by multiplying the amount of profits and dividends credited or remitted by the legal entity by the difference between the effective tax rate on corporate profits plus ten percentage points and the percentage of 34% (rate applicable to companies in general except banks and private insurance and capitalization companies).

The Executive Branch will regulate the manner in which the option for credit will be formalized, as well as the manner in which the resident or domiciled abroad will apply, within 360 (three hundred and sixty) days, counted from each fiscal year.

We would also like to inform that we must pay to our shareholders (including non-Brazilian holders of common or preferred shares or ADSs) interest on the amount of dividends payable to them, updated by the SELIC rate, from the end of each fiscal year through the date of effective payment of those dividends. These interest payments are considered fixed-yield income and are subject to withholding income tax at varying rates depending on the length of period of interest accrual. The tax rate for payments made to beneficiaries resident or domiciled in Brazil varies from 15%, in case of interest accrued for a period greater than 720 days, 17.5% in case of interest accrued for a period between 361 and 720 days, 20% in case of interest accrued for a period between 181 and 360 days, and to 22.5%, in case of interest accrued for a period up to 180 days. However, when the beneficiary is a non-Brazilian holder, under Joint Resolution No. 13/2024 rules, the general applicable withholding income tax rate over interest is 15% except in case the beneficiary is resident or domiciled in a country or other jurisdiction that does not impose income tax or imposes it at a maximum income tax rate lower than 17% (a Low or Nil Tax Jurisdiction) or, based on the position of the Brazilian tax authorities, a country or other jurisdiction where the local legislation does not allow access to information related to the shareholding composition of legal entities, to their ownership or to the identity of the effective beneficiary of the income attributed to shareholders (the “Non-Transparency Rule”), when the applicable withholding income tax rate will be 25%. See “Legal and Tax – Brazilian Tax Considerations - Clarifications on Non-Brazilian Holders Resident or Domiciled in a Low or Nil Tax Jurisdiction” in this annual report.

Annual Report and Form 20-F 2025 I 269

Taxation on Interest on Capital

Any payment of interest on capital to holders of ADSs or preferred or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the time we record such liability, whether or not the effective payment is made at that time. Up to 2025, the tax rate was 15%, and as of January 1, 2026, it is 17.5%. See “Shareholder Information – Shareholders’ Rights” in this annual report. In the case of non-Brazilian residents that are resident in a Low or Nil Tax Jurisdiction (including in the view of Brazilian authorities the jurisdictions to which the Non-Transparency Rule applies), the applicable withholding income tax rate is 25%. See “Legal and Tax – Brazilian Tax Considerations - Clarifications on Non-Brazilian Holders Resident or Domiciled in a Low or Nil Tax Jurisdiction” in this annual report. The payment of interest with respect to updating recorded distributions by the SELIC rate that is applicable to payments of dividends applies equally to payments of interest on capital. The determination of whether or not we will make distributions in the form of interest on capital or in the form of dividends is made by our Board of Directors at the time distributions are to be made. We cannot determine how our Board of Directors will make these determinations in connection with future distributions.

Taxation of Gains

For purposes of Brazilian taxation on capital gains, two types of non-Brazilian holders have to be considered: (i) non-Brazilian holders of ADSs, preferred shares or common shares that are not resident or domiciled in a Low or Nil Tax Jurisdiction, and that, in the case of preferred or common shares, have registered before the Central Bank of Brazil and the CVM in accordance with Joint Resolution No. 13/2024; and (ii) any other non-Brazilian holder, including non-Brazilian holders who invest in Brazil not in accordance with Joint Resolution No. 13/2024 (including registration under Law No.4,131/1962) and who are resident or domiciled in a Low or Nil Tax Jurisdiction. See “Legal and Tax – Brazilian Tax Considerations - Clarifications on Non-Brazilian Holders Resident or Domiciled in a Low or Nil Tax Jurisdiction” in this annual report.

According to Law No.10,833/2003, capital gains realized on the disposition of assets located in Brazil by non-Brazilian holders, whether or not to other non-residents and whether made outside or within Brazil, may be subject to taxation in Brazil. With respect to the disposition of common or preferred shares, as they are assets located in Brazil, the non-Brazilian holder may be subject to income tax on any gains realized, following the rules described below, regardless of whether the transactions are conducted in Brazil or with a Brazilian resident. It is possible to argue that the ADSs do not fall within the definition of assets located in Brazil for the purposes of this law, but there is still neither pronunciation from tax authorities nor judicial court rulings in this respect. Therefore, we are unable to predict whether such understanding will prevail in the courts of Brazil.

Although there are grounds to sustain otherwise, the deposit of preferred or common shares in exchange for ADSs may be subject to Brazilian taxation on capital gains if the acquisition cost of the preferred or common shares is lower than the average price per preferred or common share.

The difference between the acquisition cost and the market price of the preferred or common shares will be considered realized capital gain that is subject to taxation as described below. There are grounds to sustain that such taxation is not applicable with respect to non-Brazilian holders registered under the rules of Joint Resolution No. 13/2024 and not resident or domiciled in a Low or Nil Tax Jurisdiction.

The withdrawal of ADSs in exchange for preferred or common shares should not be considered as giving rise to a capital gain subject to Brazilian income tax, provided that on receipt of the underlying preferred or common shares, the non-Brazilian holder complies with the registration procedure with the Central Bank of Brazil as described below in “Registered Capital.”

Annual Report and Form 20-F 2025 I 270

Capital gains realized by a non-Brazilian holder on a sale or disposition of preferred or common shares carried out on a Brazilian stock exchange (which includes transactions carried out on the organized over-the-counter market) are:

▪	exempt from income tax when the non-Brazilian holder (i) has registered its investment in accordance with Joint Resolution No. 13/2024 and (ii) is not resident or domiciled in a Low or Nil Tax Jurisdiction;
▪	subject to an income tax at a 25% rate, in cases of gains realized by a non-Brazilian holder resident or domiciled in a Low or Nil Tax Jurisdiction or a jurisdiction to which the Non-Transparency Rule applies. In this case, a withholding income tax at a rate of 0.005% of the sale value is levied on the transaction which can be offset against the eventual income tax due on the capital gain; or
▪	in all other cases, including a case of capital gains realized by a non-Brazilian holder that is not registered in accordance with Joint Resolution No. 13/2024, subject to income tax at the following progressive rates: 15% that do not exceed R$5 million, 17.5% on the gains between R$5 million and R$10 million, 20% on the gains between R$10 million and R$30 million and 22.5% on the gains that exceed R$30 million. In these cases, a withholding income tax at a rate of 0.005% of the sale value is levied on the transaction, which can be offset against the eventual income tax due on the capital gain.

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

In the case of a redemption of preferred or common shares or ADSs or a capital reduction made by us, the positive difference between the amount received by the non-Brazilian holder and the acquisition cost of the preferred or common shares or ADSs redeemed or reduced is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore generally subject to the above rates. See “Legal and Tax – Brazilian Tax Considerations - Clarifications on Non-Brazilian Holders Resident or Domiciled in a Low or Nil Tax Jurisdiction” in this annual report.

Any exercise of preemptive rights relating to the preferred or common shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of preferred or common shares.

No assurance can be made that the current preferential treatment of non-Brazilian holders of the ADSs and some non-Brazilian holders of the preferred or common shares under Joint Resolution No. 13/2024 will continue to apply in the future.

Additional Rules Regarding Taxation of Gains

Law No.13,259/2016 established progressive income tax rates applicable to capital gains derived from the disposition of assets by Brazilian individuals, providing for rates that range from 15% to 22.5% depending on the amount of the gain recognized by the Brazilian individual, as follows: (i) 15% on gains not exceeding R$5 million; (ii) 17.5% on gains that exceed R$5 million and do not exceed R$10 million; (iii) 20% on gains that exceed R$10 million and do not exceed R$30 million; and (iv) 22.5% on gains exceeding R$30 million. Pursuant to Section 18 of Law No.9,249/95, the tax treatment applicable to capital gains earned by Brazilian individuals also applies to capital gains earned by non-Brazilian residents (except in cases that remain subject to the application of specific rules).

Annual Report and Form 20-F 2025 I 271

Clarifications on Non-Brazilian Holders Resident or Domiciled in a Low or Nil Tax Jurisdiction Law No.9,779/1999 states that, except for limited prescribed circumstances, income derived from transactions by a person resident or domiciled in a Low or Nil Tax Jurisdiction will be subject to withholding income tax at the rate of 25%. A Low or Nil Tax Jurisdiction is generally considered to be a country or other jurisdiction which does not impose any income tax or which imposes such tax at a maximum rate lower than 17%. Under certain circumstances, the Non-Transparency Rule is also taken into account for determining whether a country or other jurisdiction is a Low or Nil Tax Jurisdiction. In addition, Law No.11,727/2008 introduced the concept of a “privileged tax regime,” which is defined as a tax regime which (i) does not tax income or taxes it at a maximum rate lower than 17%; (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out a substantial economic activity in the country or other jurisdiction or (b) contingent on the non-exercise of a substantial economic activity in the country or other jurisdiction; (iii) does not tax or that taxes foreign source income at a maximum rate lower than 17%; or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out. We believe that the best interpretation of Law No.11,727/2008 is that the concept of a “privileged tax regime” will apply solely for purposes of the transfer pricing rules in export and import transactions, deductibility for Brazilian corporate income taxes and the thin capitalization rules and, would therefore generally not have an impact on the taxation of a non-Brazilian holder of preferred or common shares or ADSs, as discussed herein. However, we are unable to ascertain whether the privileged tax regime concept will also apply in the context of the rules applicable to Low or Nil Tax Jurisdictions, although the Brazilian tax authorities appear to agree with our position, in view of the provisions of the Withholding Income Tax Manual (MAFON – 2024), issued by the Brazilian Revenue Service.

Taxation of Foreign Exchange Transactions (“IOF/Exchange”)

Brazilian law imposes the IOF/Exchange on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, for most foreign currency exchange transactions, the rate of IOF/Exchange is 0.38% for inflows of funds from Brazil and 3.5% for outflows of funds. However, foreign exchange transactions related to inflows of funds to Brazil for investments made by foreign investors in the Brazilian financial and capital markets are generally subject to IOF/Exchange at a 0% rate. Foreign exchange transactions related to outflows of proceeds from Brazil in connection with investments made by foreign investors in the Brazilian financial and capital markets are also subject to the IOF/Exchange tax at a 0% rate. This 0% rate applies to payments of dividends and interest on capital received by foreign investors with respect to investments in the Brazilian financial and capital markets, such as investments made by a non-Brazilian holder as described in Joint Resolution No. 13/2024. The Brazilian tax authority has permission by law to increase such rates at any time, up to 25% of the amount of the foreign exchange transaction, but not with retroactive effect.

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

Annual Report and Form 20-F 2025 I 272

Registered Capital

The amount of an investment in preferred or common shares held by a non-Brazilian holder who obtains registration under Joint Resolution No. 13/2024, or by the depositary representing such holder, is eligible for registration with the Central Bank of Brazil; and such registration allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized with respect to dispositions of, such preferred or common shares. The amount registered ( “Registered Capital”) for each preferred or common share purchased as part of the international offering or purchased in Brazil after the date hereof, and deposited with the depositary, will be equal to its purchase price (in U.S. dollars). The Registered Capital for a preferred or common share that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of:

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

Annual Report and Form 20-F 2025 I 273

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

The U.S. dollar amount of dividends received by a non-corporate U.S. Holder with respect to the ADSs will generally be subject to taxation at preferential rates if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a “passive foreign investment company” as defined for U.S. federal income tax purposes (a PFIC). The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to the 2025 or 2024 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2026 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares are not themselves listed on a U.S. exchange. U.S. Holders of our ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their particular circumstances.

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

Annual Report and Form 20-F 2025 I 274

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

Annual Report and Form 20-F 2025 I 275

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

Annual Report and Form 20-F 2025 I 276

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

Annual Report and Form 20-F 2025 I 277

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

Annual Report and Form 20-F 2025 I 278

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

Annual Report and Form 20-F 2025 I 279

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

Annual Report and Form 20-F 2025 I 280

Interest, fees, commissions, expenses and any other income payable by us as guarantor resident in Brazil to a non-resident are generally subject to income tax withheld at source. The rate of withholding income tax in respect of interest payments is generally (in case of fixed yields – See “Legal and Tax – Brazilian Tax Considerations - Taxation of Dividends”) in this annual report 15%, unless (i) the holder of the notes is resident or domiciled in a “tax haven jurisdiction” (that is deemed to be a country or jurisdiction which does not impose any tax on income or which imposes such tax at a maximum effective rate lower than 17% or where the local legislation imposes restrictions on disclosing the identities of shareholders, the ownership of investments, or the ultimate beneficiary of earnings distributed to the non-resident – “tax haven jurisdiction”), in which case the applicable rate is 25% or (ii) such other lower rate as provided for in an applicable tax treaty between Brazil and another country where the beneficiary is domiciled. In case the guarantor is required to assume the obligation to pay the principal amount of the notes, Brazilian tax authorities could attempt to impose withholding income tax at the rate of up to 25% as described above. Although Brazilian legislation does not provide a specific tax rule for such cases and there is no official position from tax authorities or precedents from the Brazilian court regarding the matter, we believe that the remittance of funds by us as a guarantor for the payment of the principal amount of the notes will not be subject to income tax in Brazil, because the mere fact that the guarantor is making the payment does not convert the nature of the principal due under the notes into income of the beneficiary.

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

In addition, payments made from Brazil are subject to the tax on foreign exchange transactions (“IOF/Câmbio”), which is levied on the conversion of Brazilian currency into foreign currency and on the conversion of foreign currency into Brazilian currency at a general rate of 3.5%. Other IOF/Câmbio rates may apply to specific transactions. In any case, the Brazilian federal government may increase, at any time, such rate up to 25% but only with respect to future transactions.

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

Annual Report and Form 20-F 2025 I 281

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

Annual Report and Form 20-F 2025 I 282

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

Annual Report and Form 20-F 2025 I 283

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

Tax reform and its impact on Petrobras

Constitutional Amendment No.132, enacted in December 2023, introduced significant changes to the Brazilian tax system, known as the "Consumption Tax Reform." With the objectives of simplification, transparency, and efficiency, five existing taxes, which are IPI, PIS, COFINS, ICMS, and ISS, were replaced by a Value Added Tax (VAT) system and an extra-fiscal levy called the Selective Tax (IS). The Dual VAT system comprises the Tax on Goods and Services (IBS), under state and municipal jurisdiction, and the Contribution on Goods and Services (CBS), under federal jurisdiction. The new taxes (IBS and CBS) have the characteristics of a VAT, adopting the destination principle for interstate and intermunicipal transactions, along with a broad tax base, full non-cumulativeness, external collection, uniform legislation, non-taxation of exports, and taxation of imports.

Complementary Law No.214/2025 was enacted to regulate the tax reform, instituting the Tax on Goods and Services (IBS), the Social Contribution on Goods and Services (CBS), and the Selective Tax (IS). With respect to the oil and natural gas industry, Complementary Law No.214/2025 introduced provisions to ensure the maintenance of REPETRO by suspending the payment of IBS and CBS. However, the law included oil and natural gas in the list of extracted mineral goods subject to IS, and defined the following triggering events: the first supply of the good for any reason, the non-onerous transfer of the produced good, the extraction of the mineral good, and the consumption of the good by the manufacturer. The law also provides that IS rates applicable to transactions involving extracted mineral goods shall not exceed 0.25%, with a zero IS rate applicable to natural gas used as an input in industrial processes and as fuel for transportation purposes. Regarding the specific IBS and CBS regime for fuels and lubricants established by Constitutional Amendment No.132, Complementary Law No.214/2025 specified the fuels subject to a single IBS and CBS levy, including gasoline, anhydrous fuel ethanol, diesel fuel, biodiesel, liquefied petroleum gas (including liquefied gas derived from natural gas), hydrated fuel ethanol, aviation kerosene, fuel oil, processed natural gas, biomethane, natural gas for vehicles, and other fuels that may be defined and authorized by the National Agency of Petroleum, Natural Gas and Biofuels (ANP), as listed in a joint act of the IBS Management Committee and the Federal Executive Branch. The calculation basis for the new taxes (IBS and CBS) will be the quantity of fuel subject to the transaction, with uniform rates throughout the national territory that are specific per unit of measurement and differentiated by product, subject to readjustment in the year prior to their effectiveness.

The new tax system will begin implementation in 2026 with CBS and IBS test rates, with no collection for taxpayers who comply with ancillary obligations. In 2027, CBS will be fully implemented, PIS and COFINS will be abolished, and IS may be charged. From 2029 to 2032, there will be a gradual reduction in ICMS and ISS rates while the IBS rate increases. In 2033, ICMS and ISS will be completely abolished, and the new tax system will come into full effect.

Annual Report and Form 20-F 2025 I 284

Annual Report and Form 20-F 2025 I 285

List of Exhibits

N°.	Description
1.1	Amended Bylaws of Petróleo Brasileiro S.A.- Petrobras, dated as of April 16, 2025.
2.1	Indenture, dated as of December 15, 2006, between Petrobras International Finance Company and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.9 to the Registration Statement of Petrobras and Petrobras International Finance Company on Form F-3, filed with the Securities and Exchange Commission on December 18, 2006 (File N°s. 333-139459 and 333-139459-01)).
2.2	Fourth Supplemental Indenture, dated as of October 30, 2009, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating to the 6.875% Global Notes due 2040 (incorporated by reference to Exhibit 2.36 to the Annual Report and Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 20, 2010 (File N°s. 001-15106 and 001-33121)).
2.3	Guaranty for the 6.875% Global Notes due 2040, dated as of October 30, 2009, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.38 to the Annual Report and Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 20, 2010 (File N°s. 001-15106 and 001-33121)).
2.4	Description of Securities.
2.5	Transfer of Rights Agreement, dated as of September 3, 2010, among Petrobras, the Brazilian federal government and the ANP (incorporated by reference to Exhibit 2.47 to the Annual Report and Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2011 (File N°s. 001-15106 and 001-33121)).
2.6	Further Amended and Restated Deposit Agreement, dated as of January 2, 2020, among Petrobras, JPMorgan Chase Bank, N.A., as depositary, and registered holders and beneficial owners from time to time of the ADSs, representing the common shares of Petrobras, and Form of ADR evidencing ADSs representing the common shares of Petrobras (File N°s. 001-15106).
2.7	Further Amended and Restated Deposit Agreement, dated as of January 2, 2020, among Petrobras, JPMorgan Chase Bank, N.A., as depositary, and registered holders and beneficial owners from time to time of the ADSs, representing the preferred shares of Petrobras, and Form of ADR evidencing ADSs representing the preferred shares of Petrobras (File N°s. 333-235803 and 001-15106).
2.8	Amended and Restated Seventh Supplemental Indenture, dated as of February 6, 2012, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating to the 6.750% Global Notes due 2041 (incorporated by reference to Exhibit 4.5 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on February 6, 2012 (File N°s. 001-15106 and 001-33121)).
2.9	Amended and Restated Guaranty for the 6.750% Global Notes due 2041, dated as of February 6, 2012, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.4 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on February 6, 2012 (File N°s. 001-15106 and 001-33121)).
2.10	Thirteenth Supplemental Indenture, dated as of February 10, 2012, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating, among others, to the 6.875% Global Notes due 2040 and the 6.750% Global Notes due 2041 (incorporated by reference to Exhibit 2.60 to the Annual Report and Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on April 2, 2012 (File N°s. 001-15106 and 001-33121)).

Annual Report and Form 20-F 2025 I 286

N°.	Description
2.11	Indenture, dated as of August 29, 2012, between Petrobras Global Finance B.V. and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-3 of Petrobras, Petrobras International Finance Company and Petrobras Global Finance B.V., filed with the Securities and Exchange Commission on August 29, 2012 (File N°s. 333-183618, 333-183618-01 and 333-183618-02)).
2.12	Third Supplemental Indenture, dated as of October 1, 2012, among Petrobras Global Finance B.V., Petrobras, The Bank of New York Mellon, as Trustee, The Bank of New York Mellon, London Branch, as principal paying agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent, relating to the 5.375% Global Notes due 2029 (incorporated by reference to Exhibit 4.8 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on October 1, 2012 (File No.001-15106)).
2.13	Guaranty for the 5.375% Global Notes due 2029, dated as of October 1, 2012, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.7 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on October 1, 2012 (File No.001-15106)).
2.14	Seventh Supplemental Indenture, dated as of May 20, 2013, between Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, as Trustee, relating to the 5.625% Global Notes due 2043 (incorporated by reference to Exhibit 4.11 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on May 20, 2013 (File No.001-15106)).
2.15	Guaranty for the 5.625% Global Notes due 2043, dated as of May 20, 2013, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.10 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on May 20, 2013 (File No.001-15106)).
2.16	Production Sharing Contract, dated as of December 2, 2013, among Petrobras, Shell Brasil Petróleo Ltda., Total E&P do Brasil Ltda., CNODC Brasil Petróleo e Gás Ltda. and CNOOC Petroleum Brasil Ltda., the Brazilian federal government, Pré-Sal Petróleo S.A.—PPSA and the ANP (incorporated by reference to the Annual Report on Form 20-F of Petrobras, filed with the Securities and Exchange Commission on April 30, 2014 (File No.001-15106)).
2.17	Thirteenth Supplemental Indenture, dated as of January 14, 2014, among Petrobras Global Finance B.V., Petrobras, The Bank of New York Mellon, as Trustee, The Bank of New York Mellon, London Branch, as principal paying agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent, relating to the 6.625% Global Notes due 2034 (incorporated by reference to Exhibit 4.11 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on January 14, 2014 (File No.001-15106)).
2.18	Guaranty for the 6.625% Global Notes due 2034, dated as of January 14, 2014, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.10 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on January 14, 2014 (File No.001-15106)).
2.19	Seventeenth Supplemental Indenture, dated as of March 17, 2014, among Petrobras Global Finance B.V., Petrobras and The of New York Mellon, as Trustee, relating to the 7.250% Global Notes due 2044 (incorporated by reference to Exhibit 4.11 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on March 17, 2014 (File No.001-15106)).
2.20	Guaranty for the 7.250% Global Notes due 2044, dated as of March 17, 2014, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.10 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on March 17, 2014 (File No.001-15106)).
2.21	Fourteenth Supplemental Indenture, dated as of December 28, 2014, among Petrobras International Finance Company S.A., Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, as Trustee, relating to, among others, the 6.875% Global Notes due 2040, and 6.750% Global Notes due 2041 (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on January 15, 2015 (File No.001-15106)).
2.22	First Amendment to the Guaranties, dated as of December 28, 2014, between Petrobras and The Bank of New York Mellon, as Trustee, relating to, among others, the 6.875% Global Notes due 2040, and 6.750% Global Notes due 2041 (incorporated by reference to Exhibit 4.3 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on January 15, 2015 (File No.001-15106)).
2.23	Twentieth Supplemental Indenture, dated as of June 5, 2015, among Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, as Trustee, relating to the 6.850% Global Notes due 2115 (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on June 5, 2015 (File No.001-15106)).

Annual Report and Form 20-F 2025 I 287

N°.	Description
2.24	Guaranty for the 6.850% Global Notes due 2115, dated as of June 5, 2015, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on June 5, 2015 (File No.001-15106)).
2.25	Twenty-Fourth Supplemental Indenture, dated as of January 17, 2017, among Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, relating to the 7.375% Global Notes due 2027 (incorporated by reference to Exhibit 4.5 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on January 17, 2017 (File No.01-15106)).
2.26	Amended and Restated Guaranty for the 7.375% Global Notes due 2027, dated as of May 22, 2017, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.4 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on May 22, 2017 (File No.01-15106)).
2.27	Amended and Restated Twenty-Fourth Supplemental Indenture, dated as of May 22, 2017, among Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, relating to the 7.375% Global Notes due 2027 (incorporated by reference to Exhibit 4.5 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on May 22, 2017 (File No.01-15106)).
2.28	Amended and Restated Seventeenth Supplemental Indenture, dated as of May 22, 2017, among Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, as Trustee, relating to the 7.250% Global Notes due 2044 (incorporated by reference to Exhibit 4.8 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on May 22, 2017 (File No.01-15106)).
2.29	Amended and Restated Guaranty dated as of May 22, 2017, of the Amended and Restated Guaranty of the 7.250% Global Notes due 2044, dated as of March 17, 2014, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.7 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on May 22, 2017 (File No.001-15106)).
2.30	Indenture, dated as of September 27, 2017, among Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, as trustee, relating to the 5.999% Global Notes due 2028.
2.31	Twenty-Fifth Supplemental Indenture, dated as of February 1, 2018, among Petrobras Global Finance B.V., Petrobras and The Bank of New York Mellon, relating to the 5.750% Global Notes due 2029 (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on February 1, 2018 (File No.001-15106)).
2.32	Guaranty for the 5.750% Global Notes due 2029, dated as of February 1, 2018, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on February 1, 2018 (File No.001-15106)).
2.33	Indenture, dated as of August 28, 2018 between Petrobras and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.3 to the Registration Statement of Petrobras and Petrobras Global Finance on Form F-3, filed with the Securities and Exchange Commission on August 28, 2018 (File N°s. 333-227087 and 333-227087-01)).
2.34	Indenture, dated as of August 28, 2018 between Petrobras Global Finance B.V. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.4 to the Registration Statement of Petrobras and Petrobras Global Finance B.V. on Form F-3, filed with the Securities and Exchange Commission on August 28, 2018 (File N°s. 333-227087 and 333-227087-01)).
2.35	Amended And Restated Guaranty for the 5.750% Global Notes due 2029, dated as of March 19, 2019, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on March 19, 2019 (File No.001-15106)).
2.36	Amended And Restated Twenty-Fifth Supplemental Indenture for the 5.750% Global Notes due 2029, dated as of March 19, 2019, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on March 19, 2019 (File No.001-15106)).

Annual Report and Form 20-F 2025 I 288

N°.	Description
2.37	Guaranty for the 6.900% Global Notes due 2049, dated as of March 19, 2019, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.5 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on March 19, 2019 (File No.001-15106)).
2.38	First Supplemental Indenture for the 6.900% Global Notes due 2049, dated as of March 19, 2019, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.6 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on March 19, 2019 (File No.001-15106)).
2.39	Indenture, dated as of September 18, 2019 between Petrobras Global Finance B.V. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.75 to the Registration Statement of Petrobras and Petrobras Global Finance B.V. on Form F-4, filed with the Securities and Exchange Commission on July 6, 2020 (as amended on July 28, 2020) (File N°s. 333-239714 and 333-239714-01)).
2.40	Guaranty for the 5.093% Global Notes due 2030, dated as of September 18, 2019, between Petrobras and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.73 to Petrobras’ Registration Statement on Form F-4, filed with the SEC on July 6, 2020 (as amended on July 28, 2020) (File No.333-239714)).
2.41	Second Supplemental Indenture for the 5.600% Global Notes due 2031, dated as of June 3, 2020, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on June 3, 2020 (File No.001-15106)).
2.42	Guaranty for the 5.600% Global Notes due 2031, dated as of June 3, 2020, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on June 3, 2020 (File No.001-15106)).
2.43	Third Supplemental Indenture for the 6.750% Global Notes due 2050, dated as of June 3, 2020, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.5 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on June 3, 2020 (File No.001-15106)).
2.44	Guaranty for the 6.750% Global Notes due 2050, dated as of June 3, 2020, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.4 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on June 3, 2020 (File No.001-15106)).
2.45	Amended and Restated Second Supplemental Indenture for the 5.600% Global Notes due 2031, dated as of October 21, 2020, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on October 21, 2020 (File No.001-15106)).
2.46	Amended and Restated Guaranty for the 5.600% Global Notes due 2031, dated as of October 21, 2020, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on October 21, 2020 (File No.001-15106)).
2.47	Fourth Supplemental Indenture for the 5.500% Global Notes due 2051, dated as of June 10, 2021, between Petrobras, PGF and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on June 10, 2021 (File No.001-15106)).
2.48	Guaranty for the 5.500% Global Notes due 2051, dated as of June 10, 2021, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.3 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on June 10, 2021 (File No.001-15106)).
2.49	Fifth Supplemental Indenture for the 6.500% Global Notes due 2033, dated as of July 3, 2023, between Petrobras, PGF and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on July 3, 2023 (File No.001-15106)).
2.50	Guaranty for the 6.500% Global Notes due 2033, dated as of July 3, 2023, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.3 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on July 3, 2023 (File No.001-15106)).

Annual Report and Form 20-F 2025 I 289

N°.	Description
2.51	The Sixth Supplemental Indenture for the 6.000% Global Notes due 2035, date as of September 13, 2024, between Petrobras, PGF and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on September 13, 2024 (File No.001-15106)).
2.52	Guaranty for the 6.000% Global Notes due 2035, date as of September 13, 2024, between Petrobras, PGF and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on September 13, 2024 (File No.001-15106)).
2.53	Guaranty for the 5.125% Global Notes due 2030, dated as of September 10, 2025, between Petrobras and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on September 10, 2025 (File No.001-15106)).
2.54	Guaranty for the 6.250% Global Notes due 2036, dated as of September 10, 2025, between Petrobras and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on September 10, 2025 (File No.001-15106)).
2.55	The Seventh Supplemental Indenture for the 5.125% Global Notes due 2030, dated as of September 10, 2025, between Petrobras, PGF and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.3 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on September 10, 2025 (File No.001-15106)).
2.56	The Eight Supplemental Indenture for the 6.250% Global Notes due 2036, dated as of September 10, 2025, between Petrobras, PGF and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.4 to Form 6-K of Petrobras, furnished to the Securities and Exchange Commission on September 10, 2025 (File No.001-15106)).
4.1	Form of Concession Agreement for Exploration, Development and Production of crude oil and natural gas executed between Petrobras and the ANP (incorporated by reference to Exhibit 10.1 of Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 14, 2000 (File No.333-12298)). This was a paper filing, and is not available on the SEC website.
4.2	Purchase and Sale Agreement of natural gas, executed between Petrobras and Yacimientos Petroliferos Fiscales Bolivianos-YPFB (together with and English version) (incorporated by reference to Exhibit 10.2 to Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 14, 2000 (File No.333-12298)). This was a paper filing, and is not available on the SEC website. Until the moment thirteen GSA Amendments have been signed since the original execution of the GSA on August 16, 1996, so the GSA remains in effect.
8.1	List of Subsidiaries.
11.1	Policy on the Disclosure of Material Act or Fact and Securities Trading (incorporated by reference to Exhibit 11.1 to Petrobras’ Annual Report on Form 20-F filed on April 3rd, 2025 (File No.001-15106)).
12.1	Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent letter of KPMG Auditores Independentes Ltda.
15.2	Consent letter of DeGolyer and MacNaughton.
15.3	Hydrocarbon Production by Geographic Area.
15.4	List of Our Vessels.
17.1	Subsidiary Issue of Guaranteed Securities (File No: 001-15106).
97.1	Petrobras’ Clawback Policy (incorporated by reference to Exhibit 97.1 to Petrobras’ Annual Report on Form 20-F filed on April 12, 2024 (File No.001-15106)).

Annual Report and Form 20-F 2025 I 290

N°.	Description
97.2	PGF’s Clawback Policy (incorporated by reference to Exhibit 97.2 to Petrobras’ Annual Report on Form 20-F filed on April 12, 2024 (File No.001-15106)).
99.1	Third Party Report of DeGolyer and MacNaughton.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to our long-term debt, none of which, individually, authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements upon request.

Annual Report and Form 20-F 2025 I 291

Signatures

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on April 8, 2026.

Petróleo Brasileiro S.A. — PETROBRAS

By: _/s/ Magda Maria de Regina Chambriard

Name: Magda Maria de Regina Chambriard
Title: Chief Executive Officer

By: _/s/ Fernando Sabbi Melgarejo
Name: Fernando Sabbi Melgarejo
Title: Chief Financial Officer and Chief Investor Relations Officer

Annual Report and Form 20-F 2025 I 292

Abbreviations

bbl	Barrels
bbl/d	Barrels per day
bcf	Billion cubic feet
bn	Billion (thousand million)
bnbbl	Billion barrels
bncf	Billion cubic feet
bnm[3]	Billion cubic meters
bnboe	Billion barrels of oil equivalent
boe	Barrels of oil equivalent
boed	Barrels of oil equivalent per day
cf	Cubic feet
cmd	Cubic meters per day
GWh	One gigawatt of power supplied or demanded for one hour
kgCO2e/boe	Kilogram of carbon dioxide equivalent per barrel of oil equivalent
KgCO2e/CWT	Kilogram of carbon dioxide equivalent per complexity weighted ton
km	Kilometer
km2	Square kilometers
m3	Cubic meter
m3/d	Cubic meter per day
mbbl	Thousand barrels
mbbl/d	Thousand barrels per day
mboe	Thousand barrels of oil equivalent
mboed	Thousand barrels of oil equivalent per day
mcf	Thousand cubic feet
mcf/d	Thousand cubic feet per day
mm3	Thousand cubic meters
mm3/d	Thousand cubic meters per day

Annual Report and Form 20-F 2025 I 293

mm3/y	Thousand cubic meter per year
mmbbl	Million barrels
mmbbl/d	Million barrels per day
mmboe	Million barrels of oil equivalent
mmboed	Million barrels of oil equivalent per day
mmcf	Million cubic feet
mmcf/d	Million cubic feet per day
mmm[3]	Million cubic meters
mmm3/d	Million cubic meters per day
mmt	Million metric tons
mmt/y	Million metric tons per year
MW	Megawatts
MWavg	Amount of energy (in MWh) divided by the time (in hours) in which such energy is produced or consumed
MWh	One megawatt of power supplied or demanded for one hour
ppm	Parts per million
R$	Brazilian reais
t	Metric ton
tCO2e	Tonnes of carbon dioxide equivalent
t/d	Metric ton per day
Tcf	Trillion cubic feet
US$	United States dollars
/d	Per day

Annual Report and Form 20-F 2025 I 294

Conversion table

1 acre	=	43,560 square feet	=	0.004047 km2
1 barrel	=	42 U.S. gallons	=	Approximately 0.13 t of oil
1 boe	=	1 barrel of crude oil equivalent	=	5,614.65 cf of natural gas19F
1 m3 of natural gas	=	35.315 cf	=	0.0063 boe
1 km	=	0.6214 miles
1 meter	=	3.2808 feet
1 t of crude oil	=	1,000 kilograms of crude oil	=	Approximately 7.5 barrels of crude oil (assuming an atmospheric pressure index gravity of 37°API)

Annual Report and Form 20-F 2025 I 295

Cross-Reference to Form 20-F

Form 20-F Captions	Location in this Annual Report		Pages
	Disclaimer		6
	Glossary of Certain Terms used in this Annual Report		9
	About Us		23
	Overview		25
	PART I
Item 1.	Identity of Directors, Senior Management and Advisers	Not applicable
Item 2.	Offer Statistics and Expected Timetable	Not applicable
Item 3.	Key Information
	A. Reserved	Not applicable
	B. Capitalization and indebtedness	Not applicable
	C. Reasons for the offer and use of proceeds	Not applicable
	D. Risk factors	Risks (Risk Factors)	30
Item 4.	Information on the company
	A. History and development of the company	Disclaimer (Documents on Display); About Us (About us; Overview)	6, 23, 25
	B. Business overview	About Us (Overview); Our Business (Exploration & Production; Refining, Transportation & Marketing; Gas & Low Carbon Energies; Mergers and Acquisitions); Business Plan 2026-30 (BP 2026-30); Legal and Tax (Regulation)	25, 64, 97, 117, 133, 141, 252
	C. Organizational structure	About Us (Overview); Exhibit 8.1 – List of Subsidiaries	25
	D. Property, plants and equipment	Our Business; Business Plan 2026-30 (BP 2026-30); Legal and Tax (Regulation)	63, 141, 252
Item 4A.	Unresolved Staff Comments	None
Item 5.	Operating and Financial Review and Prospects
	A. Operating results	Operating and Financial Review and Prospects	170
	B. Liquidity and capital resources	Operating and Financial Review and Prospects (Liquidity and Capital Resources)	179
	C. Research and development, patents and licenses, etc.	Environment, Social and Governance (Social Responsibility; Corporate Governance)	159, 164
	D. Trend information	Our Business; Risks; Operating and Financial Review and Prospects	63, 30, 170
	E. Critical Accounting Estimates	Operating and Financial Review and Prospects (Liquidity and Capital Resources)	179
Item 6.	Directors, Senior Management and Employees
	A. Directors and senior management	Management and Employees (Management)	193
	B. Compensation	Management and Employees (Management)	193

Annual Report and Form 20-F 2025 I 296

Form 20-F Captions	Location in this Annual Report		Pages
	C. Board practices	Management and Employees (Management)	193
	D. Employees	Management and Employees (Employees)	213
	E. Share ownership	Shareholder Information (Listing; Shares and Shareholders) and Management and Employees (Management)	230
	F. Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable
Item 7.	Major Shareholders and Related Party Transactions
	A. Major shareholders	Shareholder Information (Shares and Shareholders)	229
	B. Related party transactions	Compliance and Internal Controls (Related Party Transactions)	225
	C. Interests of experts and counsel	Not applicable
Item 8.	Financial Information
	A. Consolidated Statements and Other Financial Information	Financial Statements; Legal and Tax (Legal Proceedings); Shareholder Information	F-1; 251, 229
	B. Significant Changes	Not applicable
Item 9.	The Offer and Listing
	A. Offer and listing details	Not applicable
	B. Plan of distribution	Not applicable
	C. Markets	Shareholder Information (Listing)	229
	D. Selling shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the issue	Not applicable
Item 10.	Additional Information	Not applicable
	A. Share capital	Not applicable
	B. Memorandum and articles of association	Environment, Social and Governance (Corporate Governance); Management and Employees; Shareholder Information; Exhibit 1.1; Exhibit 2.4	164, 192, 229
	D. Exchange controls	Shareholder Information (Additional Information for Non-Brazilian Shareholders)	229
	E. Taxation	Legal and Tax (Tax)	251
	F. Dividends and paying agents	Not applicable
	G. Statement by experts	Not applicable
	H. Documents on display	Disclaimer	6
	I. Subsidiary Information	Not applicable
	J. Annual Report to Security Holders	Not applicable
Item 11.	Qualitative and Quantitative Disclosures about Market Risk	Risks (Disclosures About Market Risk)	55
Item 12.	Description of Securities other than Equity Securities
	A. Debt Securities	Not applicable
	B. Warrants and Rights	Not applicable
	C. Other Securities	Not applicable
	D. American Depositary Shares	Shareholder Information	229
PART II

Annual Report and Form 20-F 2025 I 297

Form 20-F Captions	Location in this Annual Report		Pages
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.	Controls and Procedures	Compliance and Internal Controls (Controls and Procedures)	227
Item 16.	Reserved	Not applicable
	A. Audit Committee Financial Expert	Management and Employees (Management)	193
	B. Code of Ethics	Compliance and Internal Controls (Compliance)	222
	C. Principal Accountant Fees and Services	Management and Employees (Management)	212
	D. Exemptions from the Listing Standards for Audit Committees	Management and Employees (Management)	197
	E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Shareholder Information (Shares and Shareholders)	236
	F. Change in Registrant’s Certifying Accountant	Not applicable
	G. Corporate Governance	Environment, Social and Governance (Corporate Governance)	164
	H. Mine Safety Disclosure	Not applicable
	I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
	J. Insider Trading Policies	Compliance and Internal Controls (Compliance)	224
	K. Cybersecurity Disclosure	Risks (Cybersecurity Framework and Risk Management)	58
	PART III
Item 17.	Financial Statements	Not applicable
Item 18.	Financial Statements	Financial Statements	F-1
Item 19.	Exhibits	Exhibits	286
		Signatures	292
		Abbreviations	293
		Conversion Table	295
		Cross Reference to Form 20-F	296

Annual Report and Form 20-F 2025 I 298

CONSOLIDATED Financial Statements 2025

PETROBRAS

O BRASIL É A NOSSA ENERGIA

INDEX

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statements of Financial Position

PETROBRAS

As of December 31, 2025 and December 31, 2024 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	12.31.2025	12.31.2024

Cash and cash equivalents	8	6,471	3,271
Financial investments	8	2,726	4,263
Trade and other receivables	14	4,627	3,566
Inventories	15	8,210	6,710
Income taxes	18	658	411
Other taxes recoverable	18	1,368	1,555
Prepayments	16	468	361
Others	22	895	1,189
		25,423	21,326
Assets classified as held for sale	29	25	510
Current assets		25,448	21,836

Trade and other receivables	14	851	1,256
Financial investments	8	3	582
Judicial deposits	20	14,814	11,748
Income taxes	18	365	319
Deferred income taxes	18	1,015	922
Other taxes recoverable	18	4,177	3,282
Prepayments	16	4,238	2,255
Others	22	313	246
Long-term receivables		25,776	20,610
Investments	28	550	659
Property, plant and equipment - PP&E	23	168,040	136,285
Intangible assets	24	2,523	2,255
Non-current assets		196,889	159,809

Total assets		222,337	181,645

Liabilities	Note	12.31.2025	12.31.2024

Trade payables	17	7,442	6,082
Finance debt	30	2,186	2,566
Lease liability	31	10,037	8,542
Income taxes	18	1,292	1,400
Production taxes and other taxes payable	18	3,810	3,284
Dividends payable	32	2,095	2,657
Provision for decommissioning costs	21	2,950	1,696
Employee benefits	19	3,805	2,315
Others	22	2,331	2,205
		35,948	30,747
Liabilities related to assets classified as held for sale	29	103	713
Current liabilities		36,051	31,460

Finance debt	30	24,255	20,596
Lease liability	31	33,315	28,607
Income taxes	18	576	530
Deferred income taxes	18	6,354	1,470
Employee benefits	19	15,367	10,672
Provisions for legal proceedings	20	3,250	2,833
Provision for decommissioning costs	21	25,563	24,507
Others	22	1,715	1,620
Non-current liabilities		110,395	90,835
Current and non-current liabilities		146,446	122,295

Share capital (net of share issuance costs)	32	107,101	107,101
Capital reserve and capital transactions		1,145	29
Profit reserves	32	72,600	61,446
Accumulated other comprehensive deficit	32	(105,281)	(109,470)
Attributable to the shareholders of Petrobras		75,565	59,106
Non-controlling interests	28	326	244
Equity		75,891	59,350

Total liabilities and equity		222,337	181,645
The notes form an integral part of these consolidated financial statements.

Consolidated Statements of Income

PETROBRAS

Years ended December 31, 2025, 2024 and 2023 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	2025	2024	2023
Sales revenues	9	89,195	91,416	102,409
Cost of sales	10	(46,736)	(45,444)	(48,435)
Gross profit		42,459	45,972	53,974

Income (expenses)
Selling expenses	10	(5,198)	(4,874)	(5,038)
General and administrative expenses	10	(1,938)	(1,845)	(1,594)
Exploration costs	26	(1,217)	(913)	(982)
Research and development expenses		(864)	(789)	(726)
Other taxes		(768)	(1,251)	(890)
Impairment of assets, net	25	(1,519)	(1,531)	(2,680)
Other income and expenses, net	11	(4,842)	(7,893)	(4,031)
		(16,346)	(19,096)	(15,941)

Income before net finance income, results of equity-accounted investments and income taxes		26,113	26,876	38,033

Finance income		1,490	1,954	2,169
Finance expenses		(4,314)	(5,957)	(3,922)
Foreign exchange gains (losses) and inflation indexation charges		3,558	(11,104)	(580)
Net finance income (expense)	12	734	(15,107)	(2,333)

Results of equity-accounted investments	28	(52)	(627)	(304)

Net income before income taxes		26,795	11,142	35,396

Income taxes	18	(7,075)	(3,537)	(10,401)

Net income for the year		19,720	7,605	24,995
Net income attributable to shareholders of Petrobras		19,634	7,528	24,884
Net income attributable to non-controlling interests		86	77	111
Basic and diluted earnings per common and preferred share - in U.S. dollars	32	1.52	0.58	1.91

The notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

PETROBRAS

Years ended December 31, 2025 and 2024 and 2023 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	2025	2024	2023
Net income for the year		19,720	7,605	24,995

Items that will not be reclassified to the statement of income:
Actuarial gains (losses) on post-employment defined benefit plans	19	(2,862)	3,279	(3,574)
Deferred income tax		109	(375)	271
		(2,753)	2,904	(3,303)
Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports
Recognized in equity		7,730	(15,627)	4,554
Reclassified to the statement of income		2,141	2,992	3,763
Deferred income tax		(3,356)	4,295	(2,830)
	33	6,515	(8,340)	5,487
Translation adjustments (1)
Recognized in equity		221	(2,290)	1,186
		221	(2,290)	1,186
Share of other comprehensive income (loss) in equity-accounted investments
Recognized in equity	28	246	(261)	267
		246	(261)	267

Other comprehensive income (loss)		4,229	(7,987)	3,637

Total comprehensive income (loss)		23,949	(382)	28,632
Comprehensive income attributable to shareholders of Petrobras		23,823	(373)	28,502
Comprehensive income attributable to non-controlling interests		126	(9)	130
(1) Includes foreign exchange differences from associates and joint ventures.
The notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

PETROBRAS

Years ended December 31, 2025 and 2024 and 2023 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	2025	2024	2023
Cash flows from operating activities
Net income for the year		19,720	7,605	24,995
Adjustments for:
Pension and medical benefits	19	1,747	2,934	1,542
Results of equity-accounted investments	28	52	627	304
Depreciation, depletion and amortization	35	15,147	12,479	13,280
Impairment of assets (reversals), net	25	1,519	1,531	2,680
Inventory write down (write-back) to net realizable value	15	4	(42)	(7)
Allowance for credit loss on trade and other receivables, net		80	260	40
Exploratory expenditure write-offs	26	427	482	421
Gain on disposal/write-offs of assets	11	(19)	(228)	(1,295)
Foreign exchange, indexation and finance charges		(1,441)	15,407	2,498
Income taxes	18	7,075	3,537	10,401
Revision and unwinding of discount on the provision for decommissioning costs		782	3,584	2,052
Results from co-participation agreements in bid areas	11	(237)	(259)	(284)
Early termination and cash outflows revision of lease agreements	11	(616)	(349)	(415)
Losses with legal, administrative and arbitration proceedings, net	11	1,023	996	797
Equalization of expenses - Production Individualization Agreements	27	241	16	50
Decrease (Increase) in assets
Trade and other receivables		(471)	1,822	88
Inventories		(857)	(295)	1,564
Judicial deposits		(522)	229	(1,723)
Other assets		249	(165)	324
Increase (Decrease) in liabilities
Trade payables		1,068	970	(1,004)
Production taxes and other taxes payable		(1,196)	(2,988)	(431)
Pension and medical benefits		(1,062)	(1,001)	(927)
Provisions for legal proceedings		(791)	(467)	(591)
Other employee benefits		1,050	(80)	356
Provision for decommissioning costs		(1,072)	(977)	(902)
Other liabilities		(852)	(737)	(569)
Income taxes paid		(5,001)	(6,907)	(10,032)
Net cash provided by operating activities		36,047	37,984	43,212
Cash flows from investing activities
Acquisition of PP&E and intangible assets		(19,521)	(14,644)	(12,114)
Acquisition of equity interests		2	(22)	(24)
Proceeds from disposal of assets - Divestment		613	863	3,606
Financial compensation from co-participation agreements		355	397	391
Divestment (Investment) in financial investments		2,784	(109)	98
Dividends received		128	146	88
Net cash used in investing activities		(15,639)	(13,369)	(7,955)
Cash flows from financing activities
Changes in non-controlling interest		(1)	(84)	1
Proceeds from finance debt	30	5,320	2,129	2,210
Repayment of principal - finance debt	30	(3,326)	(6,536)	(4,193)
Repayment of interest - finance debt	30	(1,836)	(1,918)	(1,978)
Repayment of lease liability	31	(9,409)	(7,895)	(6,286)
Dividends paid to Shareholders of Petrobras	32	(8,114)	(18,327)	(19,670)
Share repurchase program		−	(380)	(735)
Dividends paid to non-controlling interests		(40)	(77)	(49)
Net cash used in financing activities		(17,406)	(33,088)	(30,700)
Effect of exchange rate changes on cash and cash equivalents		198	(983)	174
Net change in cash and cash equivalents		3,200	(9,456)	4,731
Cash and cash equivalents at the beginning of the year		3,271	12,727	7,996

Cash and cash equivalents at the end of the year		6,471	3,271	12,727
The notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity

PETROBRAS

Years ended December 31, 2025 and 2024 and 2023 (Expressed in millions of US Dollars, unless otherwise indicated)

	Notas	Share capital (net of share issuance costs)	Capital reserve, Capital Transactions and Treasury shares	Profit Reserves	Accumulated other comprehensive income	Retained earnings (losses)	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
Balance at January 1, 2023		107,101	1,144	66,434	(105,187)	−	69,492	344	69,836
Treasury shares	32.3	−	(735)	−	−	−	(735)	−	(735)
Capital transactions	32.3	−	1	−	−	−	1	1	2
Net income		−	−	−	−	24,884	24,884	111	24,995
Other comprehensive income (loss)	32.4	−	−	−	3,618	−	3,618	19	3,637
Additional dividends proposed	32.5	−	−	(6,864)	−	−	(6,864)	−	(6,864)
Expired unclaimed dividends	32.5	−	−	−	−	7	7	−	7
Appropriations:
Transfer to reserves	32.5	−	−	10,137	−	(10,137)	−	−	−
Dividends	32.5	−	−	2,934	−	(14,754)	(11,820)	(83)	(11,903)
Balance at December 31, 2023		107,101	410	72,641	(101,569)	−	78,583	392	78,975
Treasury shares	32.3	−	(381)	−	−	−	(381)	−	(381)
Capital transactions	32.3	−	−	−	−	−	−	(82)	(82)
Net income		−	−	−	−	7,528	7,528	77	7,605
Other comprehensive income (loss)	32.4	−	−	−	(7,901)	−	(7,901)	(86)	(7,987)
Additional dividends proposed	32.5	−	−	(7,178)	−	−	(7,178)	−	(7,178)
Expired unclaimed dividends	32.5	−	−	−	−	54	54	−	54
Appropriations:
Transfer to reserves	32.5	−	−	130	−	(130)	−	−	−
Dividends	32.5	−	−	(4,147)	−	(7,452)	(11,599)	(57)	(11,656)
Balance at December 31, 2024		107,101	29	61,446	(109,470)	−	59,106	244	59,350
Cancellation of treasury shares	32.3	−	1,116	(1,116)	−	−	−	−	−
Capital transactions	32.3	−	−	−	−	−	−	(4)	(4)
Net income		−	−	−	−	19,634	19,634	86	19,720
Other comprehensive income (loss)	32.4	−	−	−	4,189	−	4,189	40	4,229
Additional dividends proposed	32.5	−	−	(1,477)	−	−	(1,477)	−	(1,477)
Expired unclaimed dividends	32.5	−	−	−	−	153	153	−	153
Appropriations:
Transfer to reserves	32.5	−	−	12,280	−	(12,280)	−	(20)	(20)
Dividends	32.5	−	−	1,467	−	(7,507)	(6,040)	(20)	(6,060)
Balance at December 31, 2025		107,101	1,145	72,600	(105,281)	−	75,565	326	75,891
The notes form an integral part of these consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

1.	The Company and its operations

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

The Company is dedicated to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, including activities related to the treatment and storage of carbon dioxide, energy transition and the low-carbon economy, as well as other related or similar activities.

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

To enhance the understanding of its financial position, the Company made certain changes to the presentation of the consolidated financial statements for the previous years, and applied to the current year, as follows:

•	renaming marketable securities to financial investments;
•	disaggregation of the item prepayments in current and non-current assets, previously presented within others;

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

•	disaggregation of the item income taxes in non-current assets, previously presented within other taxes recoverable;
•	renaming recoverable income taxes to income taxes in current assets; and
•	renaming income taxes payable to income taxes in current and non-current liabilities.

These consolidated financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on April 8, 2026.

2.2.	Functional and presentation currency

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

U.S. Dollar / Brazilian Real	Dec/25	Sep/25	Jun/25	Mar/25	Dec/24	Sep/24	Jun/24	Mar/24	Dec/23	Sep/23	Jun/23	Mar/23
Quarterly average exchange rate	5.40	5.45	5.67	5.85	5.84	5.55	5.21	4.95	4.96	4.88	4.95	5.20
Period-end exchange rate	5.50	5.32	5.46	5.74	6.19	5.45	5.56	5.00	4.84	5.01	4.82	5.08

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

3.	Material accounting policies

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

Impairment testing of non-financial assets involves uncertainties mainly related to: (a) the average Brent prices and to the Brazilian real/U.S. dollar average exchange rate, whose estimates are relevant to virtually all of the Company's operating segments; (b) discount rates; and (c) estimated proved and probable reserves (according to the criteria established by the ANP/SPE, as described in note 4.1). A significant number of interdependent variables used to determine value in use are derived from these key assumptions, and their application in impairment testing involves a high degree of complexity. Value in use represents the present value of estimated future cash flows originating from an asset or a cash-generating units (CGU).

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

Brent prices and exchange rate projections are derived from the Business Plan and are consistent with market evidence, such as independent macro-economic forecasts, industry analysts and experts. Backtesting analysis and feedback processes in order to continually improve forecast techniques are also performed.

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

Although the Company is reasonably certain that proved reserves will be produced, the timing and amount recovered can be affected by a sort of factors including completion of production development projects, reservoir performance, regulatory aspects and significant changes in long-term oil and gas price levels.

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

The primary considerations in identifying the CGUs are set out as follows:

a)	Exploration and Production (E&P) CGUs:
i)	Crude oil and natural gas producing properties - individual CGUs: comprise assets related to exploration and production development of a field or a cluster (group of two or more fields) in Brazil and abroad. At December 31, 2025, there were 29 fields and 14 clusters representing different Exploration and Production CGUs in Brazil.
ii)	Equipment not related to crude oil and natural gas producing properties: comprise assets that ceased operation, such as platforms, drilling rigs and other assets which are not part of any CGU and are assessed for impairment separately.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

b)	Refining, transportation and marketing (RT&M) CGUs:
i)	Set of refining and logistics assets: comprises refineries, terminals and pipelines, as well as logistics assets operated by Transpetro. The combined and centralized operation of such assets aims at serving the market at the lowest overall costs and preserving the strategic value of the whole set of assets in the long term. The operational planning is made in a centralized manner and these assets are not managed, measured or evaluated by their individual results. Refineries do not have autonomy to choose the oil to be processed, the mix of oil products to produce, the markets in which these products will be traded, which amounts will be exported, which intermediaries will be received and to decide the sale prices of oil products. Operational decisions are analyzed through an integrated model of operational planning for market supply, considering all the options for production, imports, exports, logistics and inventories, seeking to maximize the Company’s global performance. The decision on new investments is not based on the individual assessment of the asset where the project will be installed, but on the additional result for the CGU as a whole. The model that supports the entire planning, used in technical and economic feasibility studies of new investments in refining and logistics, seeks to allocate a certain type of oil, or a mix of oil products, and to define market supply (area of influence), aiming at achieving the best integrated results. Pipelines and terminals are a complementary and interdependent portion of the refining assets required to supply the market. In 2025, following the signing of the main contracts required for the completion of works and resumption of investments in the Second Refining Unit of RNEST and in the refining and utilities assets of the Boaventura Energy Complex, these assets were integrated into the CGU Set of refining and logistics assets;
ii)	Transportation: comprises assets relating to Transpetro’s fleet of vessels;
iii)	Hidrovia: comprises the fleet of vessels under construction of the Hidrovia project (transportation of ethanol along the Tietê River);
iv)	Fertilizer plants: sets of assets related to nitrogen fertilizer plants, each one representing individual CGUs, whether returning to operations or hibernated. As of December 31, 2025 the 3 CGUs are: Araucária Nitrogenados S.A. (ANSA), Fafens (fertilizer plants in the states of Bahia and Sergipe), and Nitrogen Fertilizer Unit III (UFN-III); and
v)	Other RT&M CGUs: operations abroad defined as the smallest group of assets that generates independent cash flows.
c)	Gas and Low Carbon Energies (G&LCE) CGUs:
i)	Integrated Systems: set of assets formed by natural gas processing plants in Itaboraí, Cabiúnas and Caraguatatuba, grouped together due to the contractual characteristics of the Integrated Processing System and the Integrated Transportation System;
ii)	Natural Gas Processing Plants: each remaining natural gas processing plant represents a separate CGU;
iii)	Set of thermoelectric power generation plants (UTEs): the operation and trade of energy of this CGU are carried out and coordinated in an integrated manner. The economic results of each of these plants in the integrated portfolio are highly dependent on each other, due to operational optimization aimed at maximizing the overall result;
iv)	Biodiesel: set of assets comprising Montes Claros and Candeias plants, reflecting the production planning and operation process, that takes into consideration domestic market conditions, the production capacity of each plant, the results achieved in the commercialization of products, as well as the raw materials supply;
v)	Quixadá: comprises the assets of biofuel plant located in the city of Quixadá, state of Ceará;
vi)	Other G&LCE CGUs: operations abroad defined as the smallest group of assets that generates largely independent cash flows.

Further information on impairment testing is set out in note 25.

4.3.	Sources of estimation uncertainty related to depreciation, depletion and amortization

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

The net actuarial liability represents the Company's actuarial obligations, net of fair value of plan assets (when applicable), at present value, as described in note 19.3.2.

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

The measurement uncertainties associated with the defined benefit obligation and a sensitivity analysis of discount rates and changes in medical costs are disclosed in notes 19.3.6 and 19.3.7, respectively.

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

The Company has legal obligations to remove equipment and restore onshore and offshore areas at the end of operations, in the E&P segment. Its most significant asset removal obligations relate to offshore areas. Estimates of costs for future environmental cleanup and remediation activities are based on current information about costs and expected plans for remediation. The timing of abandonment and dismantling of areas is based on the length of reserves depletion, in accordance with the ANP/SPE definitions (as described in note 4.1). Therefore, revisions to reserves estimates that result in changes in the timing of reserves depletion may impact the provision for decommissioning cost. For additional information about revisions to the Company’s reserves estimates, see note 4.1.

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

Provisions for decommissioning costs associated with the Company’s Refining, Transportation and Marketing (RT&M) and Gas and Low Carbon Energy (G&EBC) segments are not recognized as there is no legal or contractual obligation, nor any agreement with third parties for the decommissioning of assets in these segments. Changes in circumstances may require the recognition of provisions for decommissioning costs for such assets. However, such changes are not expected by the Company.

Note 21 provides further information about provision for decommissioning costs.

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

As described in note 33.3.1, foreign exchange gains and losses relating to the effective portion of hedging instruments are recognized in other comprehensive income and reclassified to the statement of income within finance income (expense) in the periods when the hedged item affects the statement of income. However, if future exports for which foreign exchange gains and losses hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from other comprehensive income to the statement of income.

For the long term, future exports forecasts are reviewed whenever the Company reviews its Business Plan assumptions, while for the short-term future exports are reviewed monthly. The approach for determining highly probable future exports is reviewed annually, at least.

See note 33.3.1 for more detailed information about cash flow hedge accounting and a sensitivity analysis of the cash flow hedge involving future exports.

4.9.	Sources of estimation uncertainty related to income taxes

Income taxes rules and regulations may be interpreted differently by tax authorities, and situations may arise in which these interpretations differ from the Company's understanding.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Uncertainties over income taxes treatments represent the risks that the tax authority does not accept a certain tax treatment applied by the Company, mainly related to different interpretations of deductions and additions to the income taxes calculation basis. The Company evaluates each uncertain tax treatment separately or in a group where there is interdependence in relation to the expected result.

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

Additional information on uncertainty over income taxes treatments is disclosed in Note 18.1.

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

Expected credit losses on financial assets are based on assumptions relating to risk of default, the determination of whether there has been a significant increase in credit risk, expectation of recovery, among others. The Company uses judgment for such assumptions in addition to information from credit rating agencies and inputs based on collection delays.

Notes 14.2 and 14.3 provide details on the expected credit losses recognized by the Company.

4.11.	Sources of estimation uncertainty related to the compensation for the surplus volume for the Transfer of Rights Agreement

As a result of the Second Bidding Round for the Surplus Volume of the Transfer of Rights Agreement under the Production Sharing regime, the Company signed amendments and new agreements in 2022 with partners in the Atapu and Sépia fields. These agreements provide, in addition to the compensation already received upon signature, possible additional amounts receivable that may be owed to the Company, linked to Brent price, according to the conditions described in note 29.2.

Additionally, over the last few years the Company has sold assets considered non-strategic and established partnerships in E&P assets aiming, among other objectives, at sharing risks and developing new technologies. Such transactions were carried out through partnerships (note 27) and divestments, with procedures aligned with current legislation and regulatory bodies. In some of these transactions, contingent receipts are also provided for, subject to contractual clauses, linked to Brent price (note 29.2).

5.	Climate change

Climate change may result in both negative and positive effects for the Company. Potential negative effects of climate change for the Company are referred to as climate-related risks. Inversely, potential positive effects of climate change for the Company are referred to as climate-related opportunities.

Climate risks are categorized as: (i) climate-related transition risks (transition risks); and (ii) climate-related physical risks (physical risks).

The Company’s Business Plan 2026-2030 incorporates actions and goals related to the transition towards a low-carbon economy. These initiatives include, among others, decarbonization projects for operations aimed at achieving the Company’s carbon sustainability commitments.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

5.1.	Potential effects of climate risks on accounting estimates

Accounting estimates are monetary amounts in financial statements that are subject to measurement uncertainty.

The following information used in relevant accounting estimates of the Company is largely determined based on the assumptions and projections of the Business Plan 2026-2030:

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

As presented in the following topic, the Company considered the effects related to climate risks in its Business Plan approved by the Board of Directors, which is updated annually, including actions to achieve its climate commitments and its long-term ambition to neutralize Greenhouse Gas (GHG) emissions of scopes 1[1] and 2[2] by 2050.

The aforementioned ambition and commitments are not guarantees of future performance by the Company and are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict.

a)	Transition risk to low carbon economy

Transition risks arise from efforts associated with the transition to a low-carbon economy. In this category, the Company has identified the following risks that can reasonably be expected to affect its cash flows, access to financing or cost of capital:

Risk	Description	Time length (2)
Market

Increased demand for energy and products with lower carbon emissions, in addition to a preference for fossil products with lower GHG intensity in production processes, lead to a reduction in oil demand and, consequently, to a decline in prices of fossil fuel products.

In Brazil: the demand for fossil products may be affected, for example, by regulatory stimulation such as the Future Fuel Law and and by the developments of the National Policy on Climate Change and the National Policy on Energy Transition, aiming at meeting Brazil’s emission reduction targets.

Medium and long term
Technological and implementation	Loss of competitiveness due to the non-implementation or implementation of inefficient or non-effective technologies to reduce emissions from the Company’s operations and products.	Medium and long term
Regulatory and legal

Establishment of more restrictive regulatory requirements for controlling GHG emissions and other climate-related requirements, which may cause operational restrictions and financial penalties for the Company’s activities.

In Brazil, the approval of the law 15,042/2024, which creates the Brazilian Greenhouse Gas Emissions Trading System (SBCE), may result in additional costs relating to carbon pricing for the Company’s operations.

Medium and long term
Litigation and reputational (1)	Litigation and/or reputational damage due to non-compliance with climate commitments, perception of lack of transparency and/or acquisition of low-quality and low-integrity carbon credits.	Medium and long term

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

(2) Criteria adopted for the time length: short term (1 year), medium term (between 1 and 5 years), and long term (more than 5 years).

The risks above were considered in the development of the Company's Business Plan 2026-2030. Such consideration was based on the following external environment assumptions that reflect the dynamics of the energy sector:

[1] direct GHG emissions, which occur from energy sources that are owned or controlled by the Company.

[2] Indirect GHG emissions, which come from energy sources purchased and consumed by the Company, which occur at the facilities where the energy sources are generated.

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

As a result of this, demand and prices, both domestic and international, of the main products considered in Business Plan 2026-2030 are negatively affected.

In 2025, the Company adopted three distinct scenarios that are used for different purposes in its planning activities. These scenarios are called Adaptation, Negotiation and Commitment. In all of them, there is a slowdown and subsequent contraction of fossil fuel sources, as well as an increase in demand for renewables and low-carbon solutions, in a different manner between developed and developing markets. The Negotiation scenario, which is used as a reference scenario for quantifying the Company's Business Plan, considers that fossil fuels, which currently represent approximately 80% of the world’s primary energy sources, will represent around 48% by 2050. The share of oil will decrease from the current 30% to around 20% of the world’s primary energy sources. Despite this reduction, oil demand is expected to remain significant over this time horizon.

The Brent price considered in the reference scenario of the Business Plan for 2050 increased from US$ 65 per barrel in Business Plan 2025-2029 to US$ 70 per barrel in Business Plan 2026-2030. For additional information about the behavior of the Brent price considered in the Company's Business Plans, see note 25. The following table compares the oil price used in the reference scenario for the years 2035 and 2050 with those projected in the Announced Pledges Scenario (APS) and Net Zero Emission (NZE) scenarios by the International Energy Agency (IEA), even though they are not directly used by the Company:

Brent price US$/Barrel	2035	2050
Business Plan	70	70
APS 2024	67	58
NZE 2025	33	25

According to the IEA, the APS scenario[3] released in 2024 considers that all climate commitments made by governments around the world, including Nationally Determined Contributions (NDCs), as well as long-term net-zero targets, will be met in full and on time, with an increase of approximately 1.7oC in temperature by 2100 (with a 50% probability of occurrence). Regarding the NZE scenario[4] released in 2025, according to the IEA, it presents a pathway for the global energy sector to achieve net-zero CO2 emissions by 2050, consistent with limiting the temperature increase to 1.5 °C (with at least a 50% probability of occurrence).

The Company's accounting estimates did not incorporate the effect of carbon pricing. Currently, due to uncertainties regarding the implementation and dynamics of the carbon market in Brazil, the Company considers it necessary to await the regulation of Law No. 15,042 in 2024, which establishes the SBCE. This regulation will provide the necessary and sufficient details to reliably and reasonably assess the impact on the cash flows of Petrobras's assets and its CGUs. In October 2025, the Extraordinary Secretariat for the Carbon Market was established to organize the SBCE, which will issue the necessary additional regulation to implement Law No. 15,042 of 2024.

a.1) Potential effects on the value in use in impairment tests

When measuring the value in use of its assets, the Company bases its cash flow projections on reasonable and supportable assumptions that represent management's best estimate of the range of economic conditions.

[3] The APS scenario, which was included in previous editions, was not addressed in the World Energy Outlook 2025 (WEO 2025). This scenario, which assumes the full and timely implementation of major national energy and climate targets—such as countries’ Nationally Determined Contributions (NDCs) - was not analyzed by the IEA because several countries had not released updated NDCs in 2025. Therefore, for comparison purposes, Petrobras continue to use the APS projections published in the WEO 2024 report.

[4] The NZE scenario presented in the WEO 2025 outlines a pathway to achieve net zero energy-related CO₂ emissions by 2050. To this end, the agency highlights, for the first time, the trajectory of non-energy-related emissions, emphasizing the need to reduce deforestation as well as to expand the deployment of emissions-removal technologies.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The Company’s actions and goals for its transition to a low-carbon economy have not indicated that any assets may have been impaired.

A faster transition to a low-carbon economy than foreseen in Business Plan could result in Brent prices and demand for the Company’s products that are lower than the ones considered to estimate the value in use of the Company’s assets for impairment testing purposes.

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

Using the prices in the APS and NZE scenarios to perform a sensitivity analysis on projected gross revenues deducted of production taxes, net of income taxes, and keeping unchanged all other components, variables, assumptions and data for calculating the recoverable amount, the Company's E&P segment, regarding the impairment loss recognized by the Company, as disclosed in note 25, would have additional impairment reversal of US$ 303 in the APS scenario and additional impairment losses US$ 17,874 in the NZE scenario, concentrated in the Campos basin fields.

The Company does not consider this sensitivity analysis based on APS and NZE Brent price scenarios to be the best estimates to determine expected effects on the recoverable amount of assets, sales revenues or net income.

Considering that the Company did not incorporate in its accounting estimates the carbon price effects, the Company carried out a sensitivity analysis of the effect of GHG emissions pricing costs on the impairment test of assets in the E&P segment in Brazil, considering a monetary charge per ton of CO2 equivalent emission starting from 2030, and the existence of free emission allowances.

In this context, using a base price of US$ 10/CO2 in 2030, US$ 35.3/CO2 in 2035, US$ 60.6/CO2 in 2040, US$ 85.9/CO2 in 2045, and US$ 111.2/CO2 in 2050, considering emission allowances to be distributed free of charge, with gradual reduction, to simulate additional cash outflows (net of income taxes), and keeping all other components, variables, assumptions and data for the calculation of recoverable amount unchanged, the E&P segment would have an additional US$ 69 impairment loss.

The Company does not consider this sensitivity analysis of the effect of greenhouse gas emissions pricing costs on the impairment test of assets to be the best estimate to determine expected effects on the recoverable amount, neither the estimated effects on expenses nor net income.

a.2) Potential effects on decommissioning costs

Due to its operations, the Company has legal obligations to remove equipment and restore onshore and offshore areas. On December 31, 2025, the provision for decommissioning costs recognized by the Company, relating to E&P segment in Brazil, totaled US$ 28,400, as set out in note 21. On an undiscounted basis the nominal amount would be US$ 57,030.

The estimated timing used by the Company to account for decommissioning costs are consistent with the useful lives of the related assets. The average decommissioning period of oil and gas assets weighted by the carrying amounts of such assets is 14 years.

The Company’s actions and goals for its transition to a low-carbon economy have not materially affected the amount and period of its provision for decommissioning costs.

During 2025, there were no issuances of government regulations related to climate matters that changed or had potential to change the amount and period for decommissioning the Company's assets.

A transition to a low-carbon economy that is faster than anticipated by the Company may accelerate the timing to remove equipment and restore onshore or offshore areas. Such acceleration would increase the present value of the decommissioning obligations recognized by the Company.

To illustrate the effect of a possible acceleration of the transition to a low-carbon economy, the Company estimates that the provision for decommissioning costs would increase by US$ 1,318, US$ 4,067 and US$ 6,532 if the timing currently used were brought forward by one, three and five years, respectively. This sensitivity analysis assumed that all other components, variables, assumptions and data for calculating the provision remained unchanged. The year ranges used are not intended to be predictions of likely future events or outcomes.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

a.3) Potential effects on “highly probable future exports” used in cash flow hedge accounting involving the Company's future exports

A transition to a low-carbon economy that is faster than it was anticipated by the Company may negatively effect the Company's future exports. Such effect may result in certain exports, whose foreign exchange gains or losses were designated for hedge accounting, no longer be considered highly probable, but remain forecasted, or, depending on the magnitude of the transition and its speed, cease to be considered forecasted. The consequences of such effects are described in the accounting policy of note 33.3.1 (a) involving the Company's future exports.

The calculation of “highly probable future exports” is based on the projected exports in Business Plan 2026-2030, as set out in note 4.8. The Company considers only a portion of its projected exports as “highly probable future exports”. When determining future exports as highly probable, and therefore eligible as a hedged item for application of cash flow hedge accounting, the Company considers the effects related to the transition to a low-carbon economy. Carbon prices were not incorporated in such estimates.

The Company’s actions and goals for its transition to a low-carbon economy have not materially affected its highly probable future exports.

Using the prices in the APS and NZE scenarios we carried out a sensitivity analysis to simulate the need to reclassify the foreign exchange gains or losses recorded in equity to the statement of income. Such analysis simulated a new future cash flow from exports, changing only the oil price, keeping all other components, variables, assumptions and data unchanged. In such an analysis, it would be necessary to reclassify the foreign exchange losses, in the amount of US$ 16, recorded in equity to the statement of income in the NZE scenario.

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

Assets directly related to the production of oil and gas in a contracted area are depleted using the units of production method and depreciated or amortized using the straight-line method. As of December 31, 2025, the carrying amount of these assets in operation in Brazil is US$ 108,424. Based on this carrying amount and assuming current depreciation and amortization rates are maintained, the balance of these assets would not be material by 2050. This simulation is not considered by the Company to represent an expectation of carrying amounts in 2050.

As mentioned in item “Transition risk to low carbon economy”, the reference scenario of the Strategic Plan indicates that there will be persistent global demand for oil in the coming decades. Additionally, calculations of expected production and oil and gas reserves in this scenario consider the effects of the transition to a low-carbon economy.

The Company's refining plants consist of 11 refineries and 2 fertilizer plants in Brazil. Based on the current depreciation rates of the assets in operation applied to the respective carrying amounts at December 31, 2025, which amounts to US$ 9,702, and assuming no additional investment, these refineries would have no material depreciation amounts after 2050. This simulation is not considered by the Company to represent an expectation of carrying amounts in 2050.

The Company estimates persistent demand for oil products in the coming decades, although decreasing, which should be progressively supplied by models with lower carbon intensity. Thus, the depreciation rates used by the Company for the refining plants are in line with the transition to a low-carbon economy.

The Gas and Energy assets in Brazil, including thermoelectric power plants, are depreciated using the linear method. Based on the current depreciation rates of the assets in operation applied to their respective carrying amounts as of December 31, 2025, totaling US$ 3,813, and assuming no additional investment, these assets would have no material depreciation amounts after 2050. This simulation is not considered by the Company to represent an expectation of carrying amounts in 2050.

In this context, based on available information, the Company does not foresee significant changes in the useful life of its refineries, assets directly related to oil and gas production and those related to the Gas and Energy arising from the transition to a low-carbon economy. Such assets represent 93% of the Company's total assets in operation.

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

5.2.	Decarbonization investments in long-term assets

The Company systematically identifies opportunities to decarbonize its operations and, in line with its strategy focused on oil and gas with economic and environmental resilience, has been investing in initiatives aimed at reducing or avoiding greenhouse gas emissions.

The following table presents the balance of expenditures capitalized in the carrying amounts of long-term assets related to investments made in decarbonization initiatives within the Company’s operational activities:

Operating segment	12.31.2025	12.31.2024
E&P	1,497	994
RT&M	90	23
G&LCE	42	19
Total	1,629	1,036

The Company estimated expenditures on decarbonization asset projects for the fiscal year 2025 in the amounts of US$ 507 for E&P, US$ 55 for RT&M and US$ 27 for G&LCE, with actual expenditures in 2025 totaling US$ 503, US$ 67 and US$ 23, respectively.

The main investments made refer to decarbonization technologies in new production systems to be used in the pre-salt layer, which are being incorporated into seven FPSOs (Floating Production, Storage and Offloading units) associated with production development projects in oil and gas fields where Petrobras acts in partnerships, as presented below:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

FPSO	Field	Petrobras’ interest	Start of operations
P-78	Búzios	89%	2025
P-79			2026 (1)
P-80			2027 (1)
P-82
P-83
P-84	Atapu 2	66%	2029 (1)
P-85	Sépia 2	55%	2030 (1)
(1) Expected.

As these technologies are inseparable from the FPSOs, the amounts related to decarbonization technologies are determined by multiplying the total expenditures incurred under the contract by an index representing the construction cost of the FPSO with and without the technology.

These fields integrate CGUs with no impairment loss recognized in the consolidated financial statements of 2025.

The incorporation of these decarbonization technologies ensures that the new units present lower carbon intensities, which is crucial for achieving the GHG emissions reduction targets set out in Business Plan 2026-2030.

As described in Business Plan 2026-2030, the Company has 5 commitments to reduce GHG emissions under operational control (scopes 1 and 2) by 2030. One of the commitments involves reducing absolute operational emissions by 30% by 2030, when compared to 2015.

The commitments to reduce GHG emissions do not constitute guarantees of future performance by the Company and are subject to assumptions that may not materialize, as well as to risks and uncertainties that are difficult to predict. Furthermore, current and planned investments also do not constitute guarantees of achieving these commitments.

Emission offsets through carbon credits may be used as a complementary tool in the Company’s decarbonization initiatives. Transactions involving assets linked to GHG reduction, such as the acquisition and retirement of carbon credits, are not material for these consolidated financial statements. The use of carbon credits for this purpose does not constitute a guarantee of the Company’s performance.

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

The amendments to IFRS 7 introduce new disclosure requirements.

January 1, 2026, retrospective application with specific transition rules.
Contracts Referencing Nature-dependent Electricity Contracts - Amendments to IFRS 9 and IFRS 7	The amendments introduce changes to IFRS 9 and IFRS 7 to help companies better report nature-dependent electricity contracts. These amendments comprise: clarifying the application of the ‘own-use’ requirements; permission of hedge accounting if these contracts are used as hedging instruments; and additional disclosure requirements.	January 1, 2026, retrospective application with specific transition rules.
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

retrospective application with specific transition rules.

To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, must not have a public accountability and must have a parent company (ultimate or intermediate) that prepares consolidated financial statements, available for public use and complying with IFRS accounting standards.

January 1, 2027, with specific transition rules.
Translation to a Hyperinflationary Presentation Currency - Amendments to IAS 21

The amendments established changes to IAS 21 and IAS 29 to specify translation procedures for an entity whose presentation currency is that of a hyperinflationary economy. The changes apply when the entity translates to such a presentation currency:

(a) its statement of income and statement of financial position, and the entity's functional currency is that of a non-hyperinflationary economy; and/or

(b) the statement of income and statement of financial position of a foreign operation whose functional currency is that of a non-hyperinflationary economy.

January 1, 2027, retrospective application with specific transition rules.

Regarding the amendment effective as of January 1, 2026, according to the assessment made, the Company estimates that there will be no significant effects arising from the initial application on its consolidated financial statements.

In relation to the amendments effective as of January 1, 2027, the Company is assessing the effects that they will have on its consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

7.	Capital Management

The Company’s objective in its capital management is to maintain its capital structure at an adequate level in order to continue as a going concern, maximizing value to shareholders and investors. Its main source of funding is cash provided by operating activities.

The financial strategy of the Business Plan 2026-2030 consists of consolidating capital discipline measures focused on cost optimization, increased productivity and operational efficiency, for the benefit of the Company's long-term sustainability. The main assumptions for the plan's viability are:

•	minimum balance of US$ 6,000 of cash and cash equivalents;
•	payment of dividends according to the current Shareholders Remuneration Policy; and
•	ceiling target of US$ 75,000 for the gross debt (composed of current and non-current finance debt and lease liability), converging to US$ 65,000 in the long term.

As of December 31, 2025, gross debt increased to US$ 69,793 from US$ 60,311 as of December 31, 2024, remaining within the range defined in the Company’s Business Plan.

This measure is not defined according to the IFRS accounting standards and should not be considered in isolation or as a replacement for debt metrics under those standards, nor should it be used as a basis for comparison with the indicators of other companies.

8.	Cash and cash equivalents and financial investments
8.1.	Cash and cash equivalents

They include cash, available bank deposits and financial investments with high liquidity, which meet the definition of cash equivalents.

	12.31.2025	12.31.2024
Cash at bank and in hand	222	136
Financial investments classified as cash equivalents
- In Brazil
Brazilian interbank deposit rate investment funds and repurchase agreements	1,178	1,453
Bank Deposit Certificates and other investment funds	211	186
	1,389	1,639
- Abroad
Time deposits	3,315	728
Sweep accounts and interest-bearing accounts	1,498	726
Other financial investments	47	42
	4,860	1,496
Total financial investments classified as cash equivalents	6,249	3,135
Total	6,471	3,271

Financial investments classified as cash equivalents have maturities of up to three months from the date of their acquisition. In Brazil, it primarily consists of repurchase agreements and investments in funds holding Brazilian Federal Government Bonds, as well as floating rate Bank Deposit Certificates with daily liquidity. Short-term financial investments abroad mainly comprise time deposits, as well as investments with daily liquidity.

Cash and cash equivalents were mainly provided by operating activities (US$ 36,047), proceeds from finance debt (US$ 5,320), divestments in financial investments (US$ 2,784), proceeds from disposal of assets - divestment (US$ 613) and financial compensation from co-participation agreements (US$ 355).

The main use of these funds in 2025 were for acquisition of PP&E and intangible assets in the amount of US$ 19,521, repayment of principal and interests related to finance debt and repayment of lease liability, amounting to US$ 14,571, as well as for payment of dividends of US$ 8,154.

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

8.2.	Financial investments

			12.31.2025			12.31.2024
	In Brazil	Abroad	Total	In Brazil	Abroad	Total
Fair value through profit or loss	204	−	204	531	−	531
Amortized cost	2,492	33	2,525	2,308	2,006	4,314
Total	2,696	33	2,729	2,839	2,006	4,845
Current	2,693	33	2,726	2,257	2,006	4,263
Non-current	3	−	3	582	−	582

Financial investments (not classified as cash equivalents) have maturities of more than three months. Financial investments classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (level 1 of the fair value hierarchy). Financial investments classified as amortized cost mainly refer to investments in Brazil in floating rate Bank Deposit Certificates with daily liquidity, with initial maturities between one and two years, and to investments abroad in time deposits and government bonds.

Accounting policy for financial investments

The amounts invested in operations with terms of more than three months, as from the date of the agreement, are initially measured at fair value and subsequently according to their respective classifications, which are based on the way in which these funds are managed and their features of contractual cash flows:

•	Fair value through profit or loss – financial assets whose purpose is to receive funds from its sale. They are presented in current assets due to the expectation of realization within 12 months of the reporting date.
•	Amortized cost – financial assets that give rise, on specified dates, to cash flows represented exclusively by payments of principal and interest on the outstanding principal amount, the purpose of which is to receive its contractual cash flows. They are presented in current and in non-current assets according to their expectation of realization. Interest income from these investments is calculated using the effective interest rate method.

9.	Sales revenues
9.1.	Revenues from contracts with customers

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

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2025	2024	2023
Diesel	26,870	27,522	32,260
Gasoline	12,325	12,692	14,309
Liquefied petroleum gas	3,393	3,166	3,506
Jet fuel	4,422	4,518	5,015
Naphtha	1,580	1,869	1,837
Fuel oil (including bunker fuel)	591	976	1,158
Other oil products	3,632	4,273	4,428
Subtotal oil products	52,813	55,016	62,513
Natural gas	3,850	4,707	5,632
Crude oil	4,377	4,334	5,475
Renewables and nitrogen products	261	223	94
Breakage	184	439	860
Electricity	741	744	657
Services, agency and others	712	812	1,059
Domestic market	62,938	66,275	76,290

Exports	25,572	24,251	25,012
Crude oil	19,839	18,290	18,447
Fuel oil (including bunker fuel)	4,557	4,775	5,114
Other oil products and other products	1,176	1,186	1,451
Sales abroad (1)	685	890	1,107
Foreign market	26,257	25,141	26,119
Sales revenues	89,195	91,416	102,409
(1) Sales revenues from operations outside of Brazil, including trading and excluding exports.

As of December 31, 2025, the composition of sales revenues by shipping destination is presented as follows:

	2025	2024	2023
Domestic market	62,938	66,275	76,290
China	9,679	7,701	7,232
Americas (except United States)	3,607	3,610	4,846
Europe	3,657	5,440	5,534
Asia (except China and Singapore)	4,315	1,989	1,447
United States	1,940	3,471	3,924
Singapore	2,641	2,883	3,063
Others	418	47	73
Foreign market	26,257	25,141	26,119
Sales revenues	89,195	91,416	102,409

In 2025, sales to two clients of the refining, transportation and marketing (RT&M) segment represented individually 14% and 10% of the Company’s sales revenues; in 2024, sales to two clients of the RT&M segment represented individually 15% and 10% of the Company’s sales revenues; in 2023, sales to two clients of the RT&M segment represented individually 16% and 11% of the Company’s sales revenues. For more information about RT&M segment, see note 13 – Information by operating segment.

9.2.	Remaining performance obligations

Certain sales contracts signed through December 31, 2025, with original expected duration of equal to or more than 1 year, define the volume and timing of goods or services to be delivered during the term of the contract, and the payment terms for these future sales.

The estimated remaining values of these contracts in 2025 presented below are based on the contractually agreed future sales volumes, as well as prices prevailing at December 31, 2025 or practiced in recent sales reflecting more directly observable information:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Expected recognition within 1 year	Expected recognition after 1 year	Total
Diesel	23,893	35	23,928
Gasoline	10,308	44	10,352
Liquefied petroleum gas	3,296	-	3,296
Jet fuel	1,168	-	1,168
Naphtha	1,058	4,633	5,691
Other oil products	3,133	6,756	9,889
Crude oil	7,086	2,671	9,757
Natural gas	3,317	14,468	17,785
Electricity	457	3,902	4,359
Other products and services	575	3,040	3,615
Total	54,291	35,549	89,840

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

The balance of contract liabilities carried on the statement of financial position in 2025 amounted to US$ 76 (US$ 64 in 2024). This amount is classified in current liabilities and primarily comprises advances from customers in take or pay contracts to be recognized as revenue based on future sales of natural gas or following the non-exercise of the right by the customer.

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

Sales are carried out in short terms of receipt, thus there are no significant financing components.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

10.	Costs and expenses by nature
10.1.	Cost of sales

	2025	2024	2023
Raw material, products for resale, materials and third-party services (1)	(22,411)	(22,368)	(21,912)
Acquisitions (including imports)	(15,332)	(16,278)	(16,198)
Crude oil	(7,717)	(9,458)	(9,358)
Oil products	(6,668)	(5,080)	(4,649)
Natural gas	(947)	(1,740)	(2,191)
Third-party services and others	(7,079)	(6,090)	(5,714)
Depreciation, depletion and amortization	(12,186)	(9,777)	(10,779)
Production taxes	(10,655)	(11,392)	(12,108)
Employee compensation	(1,783)	(1,888)	(1,690)
Inventory turnover	299	(19)	(1,946)
Total	(46,736)	(45,444)	(48,435)
(1) Includes short-term leases.

10.2.	Selling expenses

	2025	2024	2023
Materials, third-party services, freight, rent and other related costs	(4,312)	(4,080)	(4,296)
Depreciation, depletion and amortization	(750)	(670)	(609)
Reversal (allowance) for expected credit losses	(7)	2	(22)
Employee compensation	(129)	(126)	(111)
Total	(5,198)	(4,874)	(5,038)

10.3.	General and administrative expenses

	2025	2024	2023
Employee compensation	(1,138)	(1,204)	(1,036)
Materials, third-party services, rent and other related costs	(613)	(495)	(435)
Depreciation, depletion and amortization	(187)	(146)	(123)
Total	(1,938)	(1,845)	(1,594)

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

11.	Other income and expenses, net

	2025	2024	2023
Stoppages for asset maintenance and pre-operating expenses	(2,658)	(2,617)	(2,205)
Variable compensation programs (1)	(1,360)	(932)	(1,011)
Pension and medical benefits - retirees (2)	(1,317)	(2,196)	(1,172)
Losses with legal, administrative and arbitration proceedings	(1,023)	(996)	(797)
Collective bargaining agreement	(486)	(8)	(217)
Institutional relations and cultural projects	(336)	(224)	(156)
Equalization of expenses - Production Individualization Agreements (3)	(241)	(17)	(50)
Operating expenses with thermoelectric power plants	(217)	(221)	(189)
Allowance (reversals) for credit loss on trade and other receivables, net	(73)	(260)	(18)
Results on disposal/write-offs of assets	20	228	1,295
Gains (losses) with commodities derivatives	21	42	11
Government grants	159	161	315
Fines imposed on customers	161	219	238
Results from co-participation agreements in bid areas	237	259	284
Fines imposed on suppliers	274	249	239
Reimbursements from E&P partnership operations	325	493	571
Results of non-core activities	457	261	170
Losses on decommissioning of areas	535	(2,584)	(1,195)
Early termination and changes to cash flow estimates of leases	616	349	415
Others	64	(99)	(559)
Total	(4,842)	(7,893)	(4,031)
(1) Comprises Profit Sharing (PLR) and Performance award program (PRD), as described in note 19.1.
(2) For more information, see note 19.3 - Employee benefits (post-employment).
(3) For more information, see note 27.1 - Production Individualization Agreements.

12.	Net finance income (expense)

	2025	2024	2023
Finance income	1,490	1,954	2,169
Income from financial investments and Government Bonds	1,088	1,507	1,657
Other finance income	402	447	512
Finance expenses	(4,314)	(5,957)	(3,922)
Interest on finance debt	(2,182)	(2,146)	(2,264)
Unwinding of discount on lease liability	(2,651)	(2,265)	(1,785)
Capitalized borrowing costs	2,056	1,570	1,290
Unwinding of discount on the provision for decommissioning costs	(1,319)	(1,000)	(857)
Tax settlement programs - federal taxes (1)	−	(1,785)	-
Other finance expenses	(218)	(331)	(306)
Foreign exchange gains (losses) and inflation indexation charges	3,558	(11,104)	(580)
Foreign exchange gains (losses) (2)	4,659	(8,459)	2,268
Real x U.S. dollar	4,819	(8,503)	2,396
Other currencies	(160)	44	(128)
Reclassification of hedge accounting to the Statement of Income (2)	(2,141)	(2,992)	(3,763)
Tax settlement programs - federal taxes (1)	−	(267)	−
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(35)	(282)	(299)
Legal agreement with Eletrobras - compulsory loans	−	−	236
Recoverable taxes inflation indexation income	215	92	204
Other foreign exchange gains and indexation charges, net	860	804	774
Total	734	(15,107)	(2,333)
(1) For more information, see note 18.3.
(2) For more information, see notes 33.3.1.a and 33.3.1.c.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

13.	Information by operating segment
13.1.	Net income by operating segment

2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	59,537	84,165	8,695	338	(63,540)	89,195
Intersegments	59,305	1,079	3,151	5	(63,540)	−
Third parties	232	83,086	5,544	333	-	89,195
Cost of sales	(28,022)	(77,725)	(4,835)	(303)	64,149	(46,736)
Gross profit	31,515	6,440	3,860	35	609	42,459
Income (expenses)	(5,505)	(3,573)	(3,465)	(3,803)	−	(16,346)
Selling expenses	-	(2,272)	(2,906)	(20)	-	(5,198)
General and administrative expenses	(59)	(400)	(130)	(1,349)	-	(1,938)
Exploration costs	(1,217)	-	-	-	-	(1,217)
Research and development expenses	(669)	(13)	(11)	(171)	-	(864)
Other taxes	(104)	(182)	(7)	(475)	-	(768)
Impairment (losses) reversals, net	(1,847)	315	(1)	14	-	(1,519)
Other income and expenses, net	(1,609)	(1,021)	(410)	(1,802)	-	(4,842)
Income (loss) before net finance income, results of equity-accounted investments and income taxes	26,010	2,867	395	(3,768)	609	26,113
Net finance income	-	-	-	734	-	734
Results of equity-accounted investments	58	(146)	41	(5)	-	(52)
Net income (loss) before income taxes	26,068	2,721	436	(3,039)	609	26,795
Income taxes	(8,843)	(978)	(133)	3,084	(205)	(7,075)
Net income for the year	17,225	1,743	303	45	404	19,720
Attributable to:
Shareholders of Petrobras	17,228	1,743	268	(9)	404	19,634
Non-controlling interests	(3)	-	35	54	-	86

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	60,516	85,281	9,518	319	(64,218)	91,416
Intersegments	60,208	1,035	2,969	6	(64,218)	−
Third parties	308	84,246	6,549	313	-	91,416
Cost of sales	(24,823)	(78,836)	(5,031)	(294)	63,540	(45,444)
Gross profit (loss)	35,693	6,445	4,487	25	(678)	45,972
Income (expenses)	(7,639)	(3,257)	(3,497)	(4,703)	−	(19,096)
Selling expenses	(1)	(1,928)	(2,936)	(9)	-	(4,874)
General and administrative expenses	(64)	(356)	(115)	(1,310)	-	(1,845)
Exploration costs	(913)	-	-	-	-	(913)
Research and development expenses	(629)	(6)	(4)	(150)	-	(789)
Other taxes	(692)	(47)	(18)	(494)	-	(1,251)
Impairment (losses) reversals, net	(1,244)	(300)	-	13	-	(1,531)
Other income and expenses, net	(4,096)	(620)	(424)	(2,753)	-	(7,893)
Income (loss) before net finance expense, results of equity-accounted investments and income taxes	28,054	3,188	990	(4,678)	(678)	26,876
Net finance expense	-	-	-	(15,107)	-	(15,107)
Results of equity-accounted investments	76	(780)	80	(3)	-	(627)
Net income / (loss) before income taxes	28,130	2,408	1,070	(19,788)	(678)	11,142
Income taxes	(9,540)	(1,084)	(335)	7,190	232	(3,537)
Net income (loss) for the year	18,590	1,324	735	(12,598)	(446)	7,605
Attributable to:
Shareholders of Petrobras	18,593	1,324	682	(12,625)	(446)	7,528
Non-controlling interests	(3)	-	53	27	-	77

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2023
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total

Sales revenues	66,880	94,868	11,109	365	(70,813)	102,409
Intersegments	66,113	1,404	3,285	11	(70,813)	−
Third parties	767	93,464	7,824	354	-	102,409
Cost of sales	(27,239)	(85,699)	(5,685)	(370)	70,558	(48,435)
Gross profit (loss)	39,641	9,169	5,424	(5)	(255)	53,974
Income (expenses)	(5,615)	(4,086)	(3,384)	(2,857)	1	(15,941)
Selling expenses	(12)	(2,156)	(2,838)	(33)	1	(5,038)
General and administrative expenses	(74)	(327)	(80)	(1,113)	-	(1,594)
Exploration costs	(982)	-	-	-	-	(982)
Research and development expenses	(569)	(16)	(3)	(138)	-	(726)
Other taxes	(454)	(27)	(49)	(360)	-	(890)
Impairment (losses) reversals, net	(2,105)	(524)	(81)	30	-	(2,680)
Other income and expenses, net	(1,419)	(1,036)	(333)	(1,243)	-	(4,031)
Income (loss) before net finance expense, results of equity-accounted investments and income taxes	34,026	5,083	2,040	(2,862)	(254)	38,033
Net finance expense	-	-	-	(2,333)	-	(2,333)
Results of equity-accounted investments	(7)	(318)	10	11	-	(304)
Net income / (loss) before income taxes	34,019	4,765	2,050	(5,184)	(254)	35,396
Income taxes	(11,571)	(1,729)	(693)	3,506	86	(10,401)
Net income (loss) for the year	22,448	3,036	1,357	(1,678)	(168)	24,995
Attributable to:
Shareholders of Petrobras	22,453	3,036	1,286	(1,723)	(168)	24,884
Non-controlling interests	(5)	-	71	45	-	111

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Other income and expenses, net by segment
2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(2,268)	(284)	(86)	(20)	(2,658)
Variable compensation programs	(624)	(310)	(71)	(355)	(1,360)
Pension and medical benefits - retirees	-	-	-	(1,317)	(1,317)
Losses with legal, administrative and arbitration proceedings	(684)	(319)	(13)	(7)	(1,023)
Collective bargaining agreement	(220)	(114)	(21)	(131)	(486)
Results on disposal/write-offs of assets	10	(8)	7	11	20
Results from co-participation agreements in bid areas	237	-	-	-	237
Results of non-core activities	452	(8)	1	12	457
Gains on decommissioning of areas	535	-	-	-	535
Early termination and changes to cash flow estimates of leases	565	39	6	6	616
Others	388	(17)	(233)	(1)	137
Total	(1,609)	(1,021)	(410)	(1,802)	(4,842)

Other income and expenses, net by segment
2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(2,419)	(80)	(98)	(20)	(2,617)
Losses on decommissioning of areas	(2,584)	-	-	-	(2,584)
Pension and medical benefits - retirees	-	-	-	(2,196)	(2,196)
Losses with legal, administrative and arbitration proceedings	(386)	(411)	(30)	(169)	(996)
Variable compensation programs	(407)	(227)	(47)	(251)	(932)
Collective bargaining agreement	(1)	(6)	-	(1)	(8)
Results on disposal/write-offs of assets	234	51	18	(75)	228
Results from co-participation agreements in bid areas	259	-	-	-	259
Results of non-core activities	269	(32)	7	17	261
Early termination and changes to cash flow estimates of leases	327	9	-	13	349
Others	612	76	(274)	(71)	343
Total	(4,096)	(620)	(424)	(2,753)	(7,893)

Other income and expenses, net by segment
2023
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(2,105)	(21)	(52)	(27)	(2,205)
Losses on decommissioning of areas	(1,195)	-	-	-	(1,195)
Pension and medical benefits - retirees	-	-	-	(1,172)	(1,172)
Variable compensation programs	(416)	(268)	(53)	(274)	(1,011)
Losses with legal, administrative and arbitration proceedings	(300)	(391)	(9)	(97)	(797)
Collective bargaining agreement	(94)	(42)	(8)	(73)	(217)
Results of non-core activities	150	(93)	84	29	170
Results from co-participation agreements in bid areas	284	-	-	-	284
Early termination and changes to cash flow estimates of leases	320	97	1	(3)	415
Results on disposal/write-offs of assets	1,370	(35)	(48)	8	1,295
Others	567	(283)	(248)	366	402
Total	(1,419)	(1,036)	(333)	(1,243)	(4,031)

The amount of depreciation, depletion and amortization by segment is set forth as follows:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total

2025	11,715	2,701	562	169	15,147
2024	9,292	2,495	557	135	12,479
2023	10,230	2,410	525	115	13,280

13.2.	Assets by operating segment

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 12.31.2025

Current assets	2,424	9,580	356	16,620	(3,532)	25,448
Non-current assets	153,291	22,311	5,315	15,972	−	196,889
Long-term receivables	9,318	3,091	146	13,221	−	25,776
Investments	292	27	171	60	−	550
Property, plant and equipment	141,818	19,053	4,917	2,252	−	168,040
Operating assets	108,424	16,534	4,394	1,568	−	130,920
Under construction	33,394	2,519	523	684	−	37,120
Intangible assets	1,863	140	81	439	−	2,523
Total Assets	155,715	31,891	5,671	32,592	(3,532)	222,337

Consolidated assets by operating segment - 12.31.2024

Current assets	2,697	9,017	379	13,923	(4,180)	21,836
Non-current assets	122,854	18,708	4,881	13,366	−	159,809
Long-term receivables	7,056	2,217	91	11,246	−	20,610
Investments	299	114	182	64	−	659
Property, plant and equipment	113,761	16,257	4,541	1,726	−	136,285
Operating assets	91,895	14,828	3,936	1,242	−	111,901
Under construction	21,866	1,429	605	484	−	24,384
Intangible assets	1,738	120	67	330	−	2,255
Total Assets	125,551	27,725	5,260	27,289	(4,180)	181,645

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

As an energy Company with a focus on oil and gas, intersegment sales revenue refers mainly to oil transfers to the Refining, Transportation and Marketing segment, aiming to supply the Company's refineries and meet the domestic demand for oil products, in addition to LPG and NGL transfers. These transactions are measured by internal transfer prices based on international oil prices and their respective exchange rate impacts, taking into account the specific characteristics of the transferred oil stream.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In addition, the E&P segment revenues include transfers of natural gas to the natural gas processing plants within Gas and Low Carbon Energies segment. These transactions are measured at internal transfer prices based on the international prices of this commodity.

Revenue from sales to third parties mainly reflects services rendered relating to E&P activities, as well as the oil and natural gas operations carried out by subsidiaries abroad.

Refining, Transportation and Marketing (RT&M): this segment covers the refining, logistics, transport, acquisition and exports of crude oil, as well as trading of oil products, in Brazil and abroad. This segment also includes the petrochemical operations (which comprehends holding interests in petrochemical companies in Brazil) and fertilizer production and trading.

This segment carries out the acquisition of crude oil from the E&P segment and from the domestic market, the import oil for feedstock refinery slate and the acquisition of oil products in domestic and international markets taking advantage of the existing price differentials between the cost of processing domestic oil and that of importing oil products. This segment also performs the acquisition of natural gas from the G&LCE segment.

Intersegment revenues primarily reflect the sale of oil products to the distribution business at market prices and the operations for the G&LCE and E&P segments at internal transfer prices.

Revenues from sales to third parties primarily reflect the trading of oil products in Brazil and the export and trade of oil and oil products by foreign subsidiaries.

Gas and Low Carbon Energies (G&LCE): this segment covers the activities of trading natural gas, electricity and liquefied natural gas (LNG), the generation of electricity by means of thermoelectric power plants, as well as natural gas processing. It also includes renewable energy businesses, low carbon services (carbon capture, utilization and storage) and the production and sale of biodiesel and its co-products.

Intersegment revenues primarily reflect the transfers of natural gas processed to the RT&M segment and natural gas processing to the E&P segment. These transactions are both measured at internal transfer prices.

This segment purchases national natural gas from the E&P segment, from partners and third parties, imports natural gas from Bolivia and LNG to meet national demand.

Revenues from sales to third parties primarily reflect sales of natural gas processed to distributors and to free consumers, generation and trading of electricity, as well as gas processing to third parties.

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

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

14.	Trade and other receivables
14.1.	Trade and other receivables

	12.31.2025	12.31.2024
Third parties
Receivables from contracts with customers	4,641	3,779
Other trade receivables
Receivables from divestments and Transfer of Rights Agreement	1,132	1,677
Lease receivables	226	298
Other receivables	1,192	592
Subtotal - Third parties	7,191	6,346
Related parties
Receivables from contracts with customers - Investees	77	117
Subtotal - Related parties	77	117
Total trade and other receivables, before ECL	7,268	6,463
Expected credit losses (ECL) - Third parties	(1,780)	(1,639)
Expected credit losses (ECL) - Related parties	(10)	(2)
Total trade and other receivables	5,478	4,822
Current	4,627	3,566
Non-current	851	1,256

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to US$ 402 as of December 31, 2025 (US$ 416 as of December 31, 2024).

The balance of receivables from divestment and Transfer of Rights Agreement is mainly related to the earnout of the Sépia and Atapu fields, totaling US$ 398 (US$ 508 as of December 31, 2024), from the sale of the Roncador field, totaling US$ 266 (US$ 353 as of December 31, 2024), and the Potiguar cluster, totaling US$ 157 (US$ 217 as of December 31, 2024).

In 2025, the average term for trade receivables from third parties in the domestic market is approximately 2 days for the sale of derivatives (same term in 2024). Crude oil sales in domestic market have an average receipt term between 20 to 85 days (ranging from 20 to 27 days in 2024). Fuel oil exports have a receipt term between 3 and 19 days (ranging from 11 to 15 days in 2024), while oil exports have a term between 10 and 14 days (ranging from 9 to 13 days in 2024).

14.2.	Aging of trade and other receivables – third parties

	12.31.2025		12.31.2024
	Trade and other receivables	Expected credit losses	Trade and other receivables	Expected credit losses
Current	5,265	(88)	4,513	(168)
Overdue:
1-90 days	66	(32)	213	(75)
91-180 days	46	(25)	63	(23)
181-365 days	129	(106)	30	(18)
More than 365 days	1,685	(1,529)	1,527	(1,355)
Total	7,191	(1,780)	6,346	(1,639)

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

14.3.	Provision for expected credit losses – third parties and related parties

Changes	12.31.2025	12.31.2024
Opening balance	1,641	1,615
Additions	158	328
Reversals	(77)	(62)
Write-offs	(58)	(12)
Translation adjustment	126	(228)
Closing balance	1,790	1,641
Current	406	305
Non-current	1,384	1,336

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

In the absence of controversy or other issues that may result in the suspension of collection, the Company assumes that a default occurs whenever the counterparty does not comply with the legal obligation to pay its debts when due or, depending on the instrument, when it is at least 120 days past due.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

15.	Inventories

	12.31.2025	12.31.2024
Crude oil	3,151	2,645
Oil products	2,302	2,161
Intermediate products	577	424
Natural gas and Liquefied Natural Gas (LNG)	112	101
Biofuels	29	22
Fertilizers	10	1
Total products	6,181	5,354
Materials, supplies and others	2,029	1,356
Total	8,210	6,710

Crude oil can be traded or used for production of oil products.

Oil products mainly include diesel, gasoline, jet fuel and naphtha, and are generally traded.

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

In 2025, the Company recognized a US$ 4 loss within cost of sales, adjusting inventories to net realizable value (a US$ 42 reversal of cost of sales in 2024), primarily due to changes in international prices of crude oil and oil products.

At December 31, 2025, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to Pension Plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Fundação Petrobras de Seguridade Social – Petros Foundation in 2008, in the estimated amount of US$ 786 (US$ 761 at December 31, 2024).

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

16.	Prepayments

	12.31.2025	12.31.2024
Advances for property, plant and equipment	4,143	2,151
Prepaid expenses	437	351
Advances for the acquisition of equipment, materials and others	126	114
Total	4,706	2,616
Current	468	361
Non current	4,238	2,255

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

As of December 31, 2025, the balance of prepayments mainly relates to advances for property, plant and equipment, relating to the construction of platforms (P-80, P-82, P-83, P-84 and P-85) and equipment, as well as advances for the acquisition of interest in Mero reservoir (3.5%) and in Atapu reservoir (0.95%), in partnership with Shell Brasil Petróleo Ltda., in the scope of the auction of uncontracted areas conducted by Pré-Sal Petróleo S.A. – PPSA. The signing of the agreements for the acquisition of interests in these reservoirs occurred in March 2026.

The contracts relating to the construction of platforms and equipment have associated guarantees capable of covering the advances made by Petrobras. These guarantees include bank guarantees, letters of credit, surety bonds and/or corporate guarantees.

17.	Trade payables

	12.31.2025	12.31.2024
Third parties in Brazil	5,097	3,657
Third parties abroad	2,290	2,409
Related parties	55	16
Total	7,442	6,082

As of December 31, 2025, the average payment term in Brazil is 31 days (the same as in 2024), while for foreign suppliers the average term is 37 days for imported products and 26 days for other goods and services (31 days for imported products and 25 days for other goods and services in 2024).

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

As of December 31, 2025, the balance advanced by suppliers, within the scope of the program, is US$ 133 (US$ 134 as of December 31, 2024) and has a payment term from 7 to 93 days and a weighted average term of 55 days (payment term from 7 to 92 days and a weighted average term of 58 days in 2024), after the contracted commercial conditions have been met.

18.	Taxes
18.1.	Income taxes

In Brazil, income taxes are calculated based on a 15% rate plus additional 10% on the taxable income for the IRPJ, and 9% on taxable income for the CSLL, considering the offset of tax loss carryforwards and negative basis of the CSLL, limited to 30% of the taxable income of the year. Net income obtained abroad by a direct or indirect subsidiary, or by an associated company, are considered in the calculation of income tax expenses in Brazil, through the application of the IRPJ and CSLL rates.

Abroad, income taxes are calculated based on a 25.8% rate of Corporate Income Tax (CIT) in the Netherlands, a 15% rate of Corporate Alternative Minimun Tax (CAMT) in the USA, in addition to the Global Minimum Tax (Pillar II) as mentioned in note 18.1.4.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Statement of Financial Position

Income taxes
	12.31.2025		12.31.2024
	Assets	Liabilities	Assets	Liabilities
Income taxes	1,023	1,868	730	1,930
Deferred income taxes	1,015	6,354	922	1,470
	2,038	8,222	1,652	3,400

Statement of Income

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	2025	2024	2023
Net income (loss) before income taxes	26,795	11,142	35,396
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(9,110)	(3,787)	(12,036)
Adjustments to arrive at the effective tax rate:
Tax benefits from the deduction of interest on capital distributions	1,364	1,319	1,329
Different jurisdictional tax rates for companies abroad	1,361	969	579
Brazilian income taxes on income of companies incorporated outside Brazil (1)	(523)	(502)	(530)
Tax incentives	228	101	303
Effects of the global minimum tax (note 18.1.4)	(220)	(91)	-
Internal transfer prices adjustments for operations between related parties abroad (2)	(88)	(92)	-
Tax loss carryforwards (unrecognized tax losses)	(35)	93	23
Enrollment in the tax settlement program (3)	-	(145)	-
Post-employment benefits (4)	(400)	(1,280)	(348)
Results of equity-accounted investments	(18)	(233)	(88)
Non-incidence of income taxes on indexation (Selic interest rate) of undue paid taxes	101	113	54
Others	265	(2)	313
Income taxes	(7,075)	(3,537)	(10,401)
Deferred income taxes	(783)	4,046	(876)
Current income taxes	(6,292)	(7,583)	(9,525)
Effective tax rate of income taxes	26.4%	31.7%	29.4%
(1) Relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(2) Law 14,596/23 effective as of January 1, 2024.
(3) Arises from non-deductible expenses with fines related to the enrollment to the tax settlement program. For more information, see note 17.3.
(4) Includes Uncertain tax treatments (see note 18.1).

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

18.1.1.	Current income taxes

Income taxes recoverable

	Current assets		Non-current assets		Total
	12.31.2025	12.31.2024	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Taxes in Brazil	653	405	365	319	1,018	724
Taxes abroad	5	6	−	−	5	6
Total	658	411	365	319	1,023	730

Income taxes recoverable in Brazil refer mainly to tax credits resulting from the monthly process for estimation and payment of income taxes relating to 2023 and 2024, in addition to the negative balance of IRPJ and CSLL relating mainly to 2017, 2018 and 2019, for which the Company requested refund to the Brazilian Federal Revenue Service (RFB) and are presented in non-current assets.

These credits are updated by the Selic interest rate.

Income taxes payable

	Current liabilities		Non-current liabilities		Total
	12.31.2025	12.31.2024	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Taxes in Brazil
Income taxes (1)	785	698	392	330	1,177	1,028
Income taxes - Tax settlement programs	59	49	184	200	243	249
	844	747	576	530	1,420	1,277
Taxes abroad (1)	448	653	−	−	448	653
Total	1,292	1,400	576	530	1,868	1,930
(1) Includes uncertain tax treatments (see note 18.1.3).

Tax settlement programs mainly relate to a notice of deficiency issued by the Brazilian Federal Revenue Service due to the treatment of expenses arising from the Terms of Financial Commitment (TFC). These amounts are deductible in determining taxable profit for the calculation of income taxes. The payment term is 145 monthly installments, indexed by the Selic interest rate, as of January 2018.

18.1.2.	Deferred income taxes

The changes in the deferred income taxes are presented as follows:

	2025	2024
Opening balance	(548)	(9,945)
Recognized in the statement of income for the period	(783)	4,046
Recognized in shareholders’ equity	(3,247)	3,920
Translation adjustment	(360)	1,439
Use of tax loss carryforwards	(418)	(6)
Others	17	(2)
Closing balance	(5,339)	(548)
Deferred tax on profit - Assets	1,015	922
Deferred tax on profit - Liabilities	(6,354)	(1,470)

The composition of deferred tax assets and liabilities is set out in the following table:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Nature	Realization basis	12.31.2025	12.31.2024
PP&E - Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	(6,471)	(6,286)
PP&E - Impairment	Amortization, impairment reversals and write-offs of assets	4,454	3,462
PP&E - Right-of-use assets	Depreciation, amortization and write-offs of assets	(12,596)	(8,518)
PP&E - depreciation methods and capitalized borrowing costs	Depreciation, amortization and write-offs of assets	(19,066)	(16,043)
Loans, trade and other receivables / payables and financing	Payments, receipts and considerations	(665)	2,636
Leasings	Appropriation of the considerations	14,322	10,829
Provision for decommissioning costs	Payments and use of provisions	9,957	9,118
Provision for legal proceedings	Payments and use of provisions	1,053	818
Tax loss carryforwards	Taxable income compensation	720	976
Inventories	Sales, write-downs and losses	453	424
Employee Benefits	Payments and use of provisions	1,586	1,191
Others		914	845
Total		(5,339)	(548)

Timing of reversal of deferred income taxes

Deferred tax assets were recognized based on projections of taxable income in future periods supported by the assumptions within the Company’s Business Plan 2026-2030, whose pillars are the preservation of financial strength, financial and environment resilience of projects, and focus on value creation.

Management considers that the deferred tax assets will be realized to the extent the deferred tax liabilities are reversed and expected taxable events occur based on its Business Plan 2026-2030.

The estimated schedule of recovery/reversal of net deferred tax assets and liabilities as of December 31, 2025 is set out in the following table:

	Assets	Liabilities
2026	157	(1,384)
2027	53	(804)
2028	73	127
2029	83	811
2030	76	1,203
2031 and thereafter	573	6,401
Recognized deferred tax assets	1,015	6,354

In addition, the Company has tax loss carryforwards arising from offshore subsidiaries, for which no deferred taxes were recognized.

		Assets
	12.31.2025	12.31.2024
Brazil	40	4
Abroad	473	635
Unrecognized deferred tax assets	513	639

These unrecognized deferred tax assets arise mainly from subsidiaries operating in the oil and gas exploration and production and refining activities in the United States.

An aging of the unrecognized deferred tax assets from companies abroad is set out below:

	2027-2029	2030-2032	2033-2035	2036-2038	Undefined expiration	Total
Unrecognized deferred tax assets	15	22	266	110	60	473

18.1.3.	Uncertain tax treatments on income taxes

As of December 31, 2025, the Company has US$ 614 (US$ 767 as of December 31, 2024) of uncertain tax treatments, provisioned in the statement of financial position, mainly related to the deduction of amounts paid in the basis of calculation of income taxes in Brazil, as well as to the incidence of Corporate Income Tax (CIT) on transactions abroad, related to judicial and administrative proceedings.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In addition, the Company has US$ 5,146 of uncertain tax treatments (US$ 5,229 as of December 31, 2024), unprovisioned, in Brazil and abroad, on income taxes related to judicial and administrative proceedings, mainly relating to income of subsidiaries abroad.

As of December 31, 2025, the Company has other positions that can be considered as uncertain tax treatments on income taxes amounting to US$ 4,912 (US$ 4,274 as of December 31, 2024), given the possibility of different interpretation by the tax authority. These uncertain tax treatments are supported by technical assessments and tax risk assessment methodology. Therefore, Petrobras believes that such positions are likely to be accepted by the tax authorities (including judicial courts).

Thus, as of December 31, 2025, the total amount of uncertain tax treatments amounts to US$ 10,672 (US$ 10,270 as of December 31, 2024), for which Petrobras will continue to defend its position.

18.1.4.	Global Minimum Tax (Pillar II)

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

In 2025, a US$ 219 Top-up expense was recognized within income taxes (US$ 94 in 2024), related to the Netherlands jurisdiction, where the effective tax rate did not reach the minimum 15% threshold provided for the Pillar II legislation. No material tax liability is expected in the other jurisdictions where PIBBV has investments.

Brazil implemented the Domestic Minimum Top-up Tax, effective January 2025, known as "additional to CSLL", applicable only to Brazilian companies. Petrobras did not identify any additional tax due in 2025 under the rules applicable in Brazil.

Petrobras applies the provisions of the amendments to IAS 12 – Income Taxes and does not recognize deferred taxes in relation to the potential impacts arising from Pillar II and the additional CSLL. Thus, the Company does not recognize deferred tax assets or liabilities related to the global minimum taxation.

Accounting policy for income taxes

The Company calculates income taxes in accordance with current legislation and applying the rates in effect at the end of reporting period. Income taxes expense for the period is recognized in the statement of income of the period, except when the tax arises from a transaction or event which is recognized directly in equity.

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

Deferred tax assets and liabilities are recognized for all deductible temporary differences and carryforward of unused tax losses or credits to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilized, unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction does not affect either net income or taxable income (tax loss).

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Deferred income taxes are offset when there is a legally enforceable right to set off current tax assets and current tax liabilities, when the deferred tax assets and deferred tax liabilities relate to taxes levied by the same tax authority, on the same taxable entity, or in different taxable entities that intend to settle current tax liabilities and assets on a net basis, or realize tax assets and settle tax liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

18.2.	Other taxes and production taxes
18.2.1.	Taxes recoverable

	Current assets		Non-current assets
	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Taxes in Brazil
Current PIS and COFINS	255	755	1,291	1,004
Non-Current PIS and COFINS	354	288	1,461	1,040
PIS and COFINS - unconstitutionality of the extended calculation basis	−	−	661	590
Current ICMS (VAT)	320	161	515	435
Non-current ICMS (VAT)	369	301	229	164
Others	28	44	20	25
	1,326	1,549	4,177	3,258
Taxes abroad	42	6	−	24
Total	1,368	1,555	4,177	3,282

Social Integration Program (PIS) and Contribution for the Financing of Social Security (COFINS)

PIS and COFINS are federal social contributions levied on materials, goods and services acquired and used as inputs in the production of products, goods and services that generate revenues subject to these contributions.

Current PIS and COFINS relate to this incidence, including tax credits requested to the Brazilian Federal Revenue Service.

Non-current PIS and COFINS mainly refer to the acquisition of goods and services for assets under construction, since their compensation is permitted only after these assets enter into production.

PIS and COFINS - unconstitutionality of the extended calculation basis arises from ordinary lawsuits filed against the Brazilian Federal Government, which were ruled in favor of the Company and granted the definitive right to recover those taxes. These lawsuits relate to the recovery of amounts of PIS and COFINS collected over finance income and exchange gains, in accordance with Law 9,718/1998, from February 1999 to January 2004.

There are lawsuits to be settled in favor of the Company which are pending completion of the final stages related to the court approval and confirmation of the calculations.

Tax on the Circulation of Goods and on Interstate and Intermunicipal Transportation and Communication Services (ICMS)

Current ICMS (VAT) arises from ICMS paid on the importation of petroleum-derived fuels and from transfers of products for storage at third-party facilities. This balance also relates to claims for refunds of extemporaneous and overpaid credits, compensated in accordance with the legislation of each Brazilian state.

Non-current ICMS (VAT) arises on the acquisition of assets for property, plant and equipment, which are offset in a straight line over 4 years.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

18.2.2.	Production taxes and other taxes payable

	Current liabilities		Non-current liabilities (1)
	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Taxes in Brazil
Production taxes	1,400	1,509	56	87
Current ICMS (VAT)	1,291	916	−	−
Current / Non-current PIS and COFINS	445	373	178	134
Withholding income taxes	329	294	−	−
CIDE	333	169	90	80
	3,798	3,261	324	301
Taxes abroad	12	23	−	−
Total	3,810	3,284	324	301
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

18.3.	Enrollment to the tax settlement program

In June 2024, Petrobras enrolled in a tax settlement program (Transaction Notice PGFN-RFB 6/2024), closing relevant litigation related to the taxation of remittances abroad, arising from contracts relating to the chartering of vessels and rendering of services. Settling debts under dispute (contingent liabilities) relating to the taxation of CIDE, PIS and COFINS, from 2008 to 2013. This program brought economic benefits, avoiding costs with judicial guarantees, and included a 65% discount on the debt under dispute in Brazilian reais. The payment of the tax settlement was completed in the second half of 2024.

The enrollment in this program resulted in a US$ 1,930 expense, net of reimbursements to Petrobras made by partners in the E&P consortia which approved enrollment in said program.

Jan-Dec/2024
Other taxes	669
Net finance income (expense)	2,050
Income taxes	(789)
Total effect on the statement of income	1,930

18.4.	Tax recovery program

In October 2025, Petrobras adhered to the Incentivized Tax Debt Settlement Program established by the state of Bahia through Law 14,936/2025, with the purpose of settling tax contingent liabilities. The adhesion to this program resulted in a US$ 149 expense, primarily a US$ 135 expense in other taxes.

18.5.	Tax reform

The Complementary Law 214/2025 introduced Brazil’s Consumption Tax Reform, replacing five taxes (PIS, COFINS, IPI, ICMS and ISS) with a new model composed by IBS (Tax on Goods and Services - Imposto sobre Bens e Serviços), CBS (Contribution on Goods and Services - Contribuição sobre Bens e Serviços), and IS (Selective Tax – Imposto Seletivo). IBS, under state and municipal jurisdiction, and CBS, at the federal level, will operate as VAT: broad tax base, non-cumulative structure, tax-exclusive calculation, uniform legislation, with exemption for exports and taxation of imports.

Repetro, a special tax regime for the oil and gas industry in Brazil, was preserved, suspending the incidence of IBS and CBS. IS, however, will apply to extracted mineral goods, with rates capped at 0.25% for minerals and zero for natural gas used as industrial feedstock and as transportation fuel. A specific regime will apply to fuels, under which a single incidence of IBS and CBS will be established for gasoline, ethanol, diesel, biodiesel, LPG and other fuels, according to a joint regulation issued by the ANP and the IBS Management Committee.

Implementation of this reform began on January 1, 2026, with the application of test rates for CBS and IBS. In 2027, the CBS is expected to be fully implemented, with the elimination of PIS and COFINS, and IS may start to be levied. From 2029 to 2032, ICMS and ISS rates will be gradually phased out while IBS rates will be progressively increased. By 2033, ICMS and ISS are expected to be fully repealed, completing the transition to the new consumption tax system.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Regarding PIS, COFINS, and ICMS tax credits as of December 31, 2025, the Company assesses that these credits remain available, in accordance with constitutional provisions of the transition period, and does not expect their extinction or any impediment to their recovery as a result of the reform.

Despite the progress of the reform to this date, significant uncertainties remain regarding the definition of the rates of the new taxes, the regulation of special tax regimes for specific sectors, the tax credit compensation method, the implementation of mechanisms such as split payment, and the issuance of complementary rules for regulated sectors, which prevents a reliable estimate of the impacts of the reform.

Due to these uncertainties, the impacts of the reform will only be known after the conclusion of the regulatory process for the subjects that still require definition. Thus, there is no effect of these changes on the consolidated financial statements as of December 31, 2025.

19.	Employee benefits

Employee benefits are all forms of consideration given by the Company in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and management. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	12.31.2025	12.31.2024
Liabilities
Short-term employee benefits	2,722	1,517
Termination benefits	91	72
Post-employment benefits	16,359	11,398
Total	19,172	12,987
Current	3,805	2,315
Non-current	15,367	10,672

19.1.	Short-term employee benefits

	12.31.2025	12.31.2024
Accrued vacation	610	519
Profit sharing	677	384
Performance award program	717	349
Salaries and related charges and other provisions	718	265
Total	2,722	1,517
Current	2,706	1,486
Non-current (1)	16	31
(1) Remaining balance relating to the four-year deferral of the variable compensation program of executive officers and the upper management.

The Company recognized the following amounts in the statement of income:

Expenses recognized in the statement of income	2025	2024	2023
Salaries, accrued vacations and related charges (1)	(4,287)	(3,652)	(3,478)
Management fees and charges	(17)	(14)	(14)
Variable compensation programs (2)	(1,360)	(932)	(1,011)
Performance award program (3)	(697)	(468)	(416)
Profit sharing (3)	(663)	(464)	(595)
Total	(5,664)	(4,598)	(4,503)
(1) Includes the amount of the bonus approved under the Collective Bargaining Agreement recognized as Other income and expenses – see note 11.
(2) Includes adjustments to provisions related to previous years.
(3) Amount recognized as other income and expenses - see note 11.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

19.1.1.	Variable compensation programs

The Company recognizes the contribution of employees to the results achieved through two programs: a) Profit sharing and results sharing; and b) Performance award program.

For 2025, the variable compensation programs are limited to 5% of the adjusted EBITDA.

Profit Sharing (Participações nos lucros ou resultados - PLR)

Profit sharing (PLR) is a variable remuneration mechanism that aims to share the Company's results with its employees, representing the Company's main variable compensation program. It also includes employees with managerial functions, with individual limits according to the remuneration of participants.

For the payment of PLR (approved by the Secretariat of Management and Governance of State-owned Companies - SEST), the Company needs to meet the following triggers:

•	Declaration and payment of distribution to shareholders approved by the Company’s Board of Directors;
•	Net income for the year and achieving at least 80% of the weighted average of a set of proposed indicators;
•	The total amount is limited to the lower of 6.25% of the net income and to 25% of the dividends distributed to shareholders (both in Brazilian reais). In 2025, the PLR calculated corresponded to 6.25% of the net income of the year in Brazilian reais, according to the average percentage of achievement of the indicators.

In relation to the PLR, in 2025, the Company:

•	paid US$ 403 relating to the profit sharing (PLR) for 2024, considering the regulation and individual limits according to the remuneration of each employee; and
•	provisioned US$ 663 relating to the PLR for 2025 (US$ 464 in 2024), recorded in other income and expenses.

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

The PRD establishes that, in order to trigger this payment, it is necessary to have a declaration and payment of distribution to shareholders approved by the Company’s Board of Directors, as well as net income for the year. The total amount is limited to a percentage of the net income or the Adjusted EBITDA for the year (a non-GAAP measure defined as net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment of assets; results on disposal/write-offs of assets; and results from co-participation agreements in bid areas). This program complements the PLR.

In relation to the PRD, in 2025, the Company:

•	paid US$ 359 relating to the performance award program (PRD) for 2024, since the Company’s and individual performance metrics were achieved in that year;
•	provisioned US$ 697 relating to the PRD for 2025 (US$ 468 in 2024), recorded in other income and expenses, including variable compensation programs of consolidated companies.

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

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

19.2.	Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of labor contract as a result of either: i) the Company’s decision to terminate the labor contract before the employee’s normal retirement date; or ii) an employee’s decision to accept an offer of benefits in exchange for the termination of their employment.

Voluntary severance programs

The Company has voluntary severance programs (PDV) for employees who were already retired under the Brazilian National Institute of Social Security (INSS) and started receiving the benefit until November 12, 2019, in addition to other severance programs.

As of December 31, 2025, termination liabilities amounts to US$ 91 (US$ 72 in 2024), relating to 906 employees enrolled in voluntary severance programs with expected termination by December 2027.

19.3.	Post-employment benefits

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents (Saúde Petrobras - AMS), and five other major plans of post-employment benefits (collectively referred to as “pension plans”).

The following table presents the balance of post-employment benefits:

	12.31.2025	12.31.2024
Liabilities
Health Care Plan - Saúde Petrobras	11,661	7,499
Subtotal - health care plan	11,661	7,499
Petros Pension Plan - Renegotiated (PPSP-R)	2,734	2,289
Petros Pension Plan - Non-renegotiated (PPSP-NR)	946	779
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pre 70)	513	395
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pre 70)	501	379
Petros 2 Pension Plan (PP-2)	4	57
Subtotal - pension plans	4,698	3,899
Total	16,359	11,398
Current	1,036	808
Non-current	15,323	10,590

19.3.1.	Nature and risks associated with defined benefit plans

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

Benefits are paid by the Company based on the costs incurred by the beneficiaries. The financial participation of the Company and the beneficiaries on the expenses are provided for in the plan rules and in the ACT, currently at 70% by the Company and 30% by the participants. This cost-sharing arrangement was resumed in April 2024 through an amendment to the collective bargaining agreement with labor unions.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Annual revision of the health care plan

At December 31, 2025, this obligation was revised using the updated actuarial assumptions, results of which are shown in note 19.3.2.

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

The net obligation with pension plans recorded by the Company is measured in accordance with the requirements of IFRS accounting standards, which has a different measurement methodology to that applicable to pension funds in Brazil, which are regulated by the CNPC.

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

			Generally covers employees and former employees who joined the company after 1970 that did not agree with changes proposed by the Company in its original pension plan (P0) and amendments	Generally covers employees and former employees hired prior to July 1, 1970, who enrolled in the P0 until January 1, 1996 and remained continuously linked to the original sponsor obtaining the condition of assisted and did not agreed with changes in in its original pension plan (P0) and amendments.	This Plan was established in 2007, covering employees and former employees coming from new contests that moved from other existing plans.	This plan was implemented in 2021, exclusive option for voluntary migration of employees and retirees from the PPSP-R and PPSP-NR plans.
New enrollments	Closed	Closed	Closed	Closed	Open	Closed
Retirement payments	Lifetime monthly payments supplementing the benefit granted by the Brazilian National Institute of Social Security.				Lifetime defined benefit monthly payments or non- defined benefit monthly payments in accordance with the participant's election.	Undefined benefit with monthly payments, in accordance with the participant election.
Other general benefits	Lump sum death benefit (insured capital) and monthly payments related to the following events: death, disability, sickness, and seclusion.					Lump sum death benefit (insured capital) and monthly payments related to the following events: death, disability, sickness, and seclusion.
Indexation of Retirement payments by the plan	Based on the Nationwide Consumer Price Index.		Based on the current index levels applicable to active employees’ salaries and the indexes set out by the Brazilian National Institute of Social Security.		Lifetime defined benefit monthly payments: based on the Nationwide Consumer Price Index	Undefined benefit monthly payments: based on the variation of individual account quota.
Undefined benefit monthly payments: based on the variation of individual account quota.
Parity contributions made by participants and the Company to the plans	It is comprised of:	It is comprised of:	It is comprised of:	It is comprised of:	It is comprised of:	Regular parity contributions during the employment relationship, saving for the undefined benefit, accumulated in individual accounts
	i) normal contributions that cover expected cost of the plans in the long term; and	normal contributions that cover expected cost of the plans in the long term.	i) normal contributions that cover expected cost of the plans in the long term; and	normal contributions that cover expected cost of the plans in the long term.	i) normal contributions that cover expected cost of the plans in the long term; and
	ii) extraordinary contributions that cover additional costs that are generally derived from actuarial deficits.	Participants are exempt from paying any extraordinary contributions in case of deficit until the settlement of the TFC.	ii) extraordinary contributions that cover additional costs that are generally derived from actuarial deficits.	Participants are exempt from paying any extraordinary contributions in case of deficit until the settlement of the TFC.	ii) extraordinary contributions that cover additional costs derived from actuarial deficits as provided for in the future.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	PPSP-R	PPSP-R	PPSP-NR	PPSP-NR	PP-2	PP-3
		Pre-70		Pre-70
Deficit Settlement Plan (PED) (1)	Petros' Foundation Deliberative Council approved a plan to settle the deficit registered by the PPSP-R in 2021. On April 1, 2023, this plan was implemented, following a favorable decision held on March 17, 2023 by the SEST.	N/A	Petros' Foundation Deliberative Council approved a plan to settle the deficit registered by the PPSP-NR in 2022. On April 1, 2025, this plan was implemented, following a favorable decision held on April 09, 2025 by the SEST.	N/A	N/A	PP3
Debt Assumption Instrument relating to Deficit Settlement Plan 2015 (PED 2015) - referring to contributions not previously made due to court injunctions. (1)	Financial obligations with a principal amounting to US$91 at 12/31/2025.	N/A	Financial obligations with a principal amounting to US$33 at 12/31/2025.	N/A	N/A	N/A
Terms of Financial Commitment - TFC (debt agreements) assumed by the Company to settle the deficits. Amounts to be paid to Petros Foundation (1)	Financial obligations amounting to US$98 at 12/31/2025.	Financial obligations amounting to US$596 at 12/31/2025.	Financial obligations settled early in 2021.	Financial obligations amounting to US$535 at 12/31/2025.	N/A	N/A
Annually remeasured in accordance with actuarial assumptions, with semi-annual payment of interest based on the updated balance and maturing in 2028.
(1) These obligations are recorded in these financial statements, within actuarial liabilities.

Annual revision of pension plans

At December 31, 2025, these obligations were revised using the updated actuarial assumptions, results of which are shown in note 19.3.2.

19.3.2.	Net actuarial liabilities and expenses, and fair value of plans assets
a)	Changes in the actuarial liabilities recognized in the statement of financial position

Net actuarial liabilities represent the obligations of the Company, net of the fair value of plan assets (when applicable), at present value.

For information on actuarial assumptions used to determine the defined benefit obligation, see the table in Note 19.3.6.

Changes in the actuarial liabilities related to pension and healthcare plans with defined benefit characteristics is presented as follows:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

					2025
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Amounts recognized in the Statement of Financial Position
Present value of obligations	11,733	3,773	1,128	11,661	28,295
(-) Fair value of plan assets	(8,486)	(2,325)	(1,124)	−	(11,935)
Net actuarial liability as of December 31, 2025	3,247	1,448	4	11,661	16,360
Changes in the net actuarial liability
Balance as of January 1, 2025	2,684	1,158	58	7,498	11,398
Recognized in the Statement of Income	368	158	7	1,214	1,747
Current service cost	4	−	−	166	170
Net interest	364	158	7	1,048	1,577
Recognized in Equity - other comprehensive income	244	106	(53)	2,565	2,862
(Gains)/losses arising from the remeasurement	244	106	(53)	2,565	2,862
Cash effects	(380)	(123)	(14)	(545)	(1,062)
Contributions paid	(351)	(106)	(14)	(545)	(1,016)
Payments related to Term of financial commitment (TFC)	(29)	(17)	−	−	(46)
Other changes	331	149	6	929	1,415
Translation Adjustment	331	149	6	929	1,415
Balance at December 31, 2025	3,247	1,448	4	11,661	16,360
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

					2024
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Amounts recognized in the Statement of Financial Position
Present value of obligations	9,992	3,233	874	7,498	21,597
(-) Fair value of plan assets	(7,308)	(2,075)	(816)	−	(10,199)
Net actuarial liability as of December 31, 2024	2,684	1,158	58	7,498	11,398
Changes in the net actuarial liability
Balance as of January 1, 2024	4,740	1,799	181	9,662	16,382
Recognized in the Statement of Income	399	153	13	2,369	2,934
Past service cost (2)	−	−	−	1,291	1,291
Current service cost	10	2	−	198	210
Net interest	389	151	13	880	1,433
Recognized in Equity - other comprehensive income	(1,053)	(281)	(84)	(1,861)	(3,279)
(Gains)/losses arising from the remeasurement (2)	(1,053)	(281)	(84)	(1,861)	(3,279)
Cash effects	(382)	(121)	(13)	(485)	(1,001)
Contributions paid	(355)	(108)	(13)	(485)	(961)
Payments related to Term of financial commitment (TFC)	(27)	(13)	−	−	(40)
Other changes	(1,020)	(392)	(39)	(2,187)	(3,638)
Translation Adjustment	(1,020)	(392)	(39)	(2,187)	(3,638)
Balance at December 31, 2024	2,684	1,158	58	7,498	11,398
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) Effects of the intermediate remeasurement made in the second quarter of 2024 on the health care plan, which changed the cost-sharing arrangement.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

b)	Changes in present value of the obligation

					2025
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Present value of obligations at the beginning of the year	9,992	3,233	874	7,498	21,597
Recognized in the Statement of Income	1,374	442	120	1,214	3,150
Interest expense	1,370	442	120	1,048	2,980
Service cost	4	−	−	166	170
Recognized in Equity - other comprehensive income	106	33	90	2,565	2,794
Remeasurement: Experience (gains) / losses	(98)	(24)	64	(152)	(210)
Remeasurement: (gains) / losses - demographic assumptions	−	−	(4)	(12)	(16)
Remeasurement: (gains) / losses - financial assumptions	204	57	30	2,729	3,020
Others	261	65	44	384	754
Benefits paid, net of assisted contributions	(1,018)	(348)	(81)	(542)	(1,989)
Contributions paid by participants	22	5	16	−	43
Translation Adjustment	1,257	408	109	926	2,700
Present value of obligations at the end of the year	11,733	3,773	1,128	11,661	28,295
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

					2024
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Present value of obligations at the beginning of the year	14,941	4,806	1,357	9,662	30,766
Recognized in the Statement of Income	1,241	397	112	2,369	4,119
Interest expense	1,231	395	112	880	2,618
Service cost	10	2	−	1,489	1,501
Recognized in Equity - other comprehensive income	(1,949)	(577)	(233)	(1,861)	(4,620)
Remeasurement: Experience (gains) / losses	(8)	15	190	(464)	(267)
Remeasurement: (gains) / losses - demographic assumptions	−	−	7	1	8
Remeasurement: (gains) / losses - financial assumptions	(1,941)	(592)	(430)	(1,398)	(4,361)
Others	(4,241)	(1,393)	(362)	(2,672)	(8,668)
Benefits paid, net of assisted contributions	(999)	(354)	(79)	(488)	(1,920)
Contributions paid by participants	24	5	16	−	45
Translation Adjustment	(3,266)	(1,044)	(299)	(2,184)	(6,793)
Present value of obligations at the end of the year	9,992	3,233	874	7,498	21,597
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

c)	Changes in the fair value of plan assets

Petrobras has four pension plans (PPSP-R, PPSP-NR, PPSP-R Pre-70) which are currently making use of plan assets, and one plan (PP-2) in which most of participants are in the phase of accumulating funds.

Therefore, changes to the fair value of plan assets reflect these effects, including inflows of contributions, outflows of funds for payment of benefits, and the return of these assets.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

					2025
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Fair value of plan assets at the beginning of the year	7,308	2,075	816	−	10,199
Recognized in the Statement of Income	1,006	284	113	−	1,403
Interest income	1,006	284	113	−	1,403
Recognized in Equity - other comprehensive income	(138)	(73)	143	−	(68)
Remeasurement: Higher/(lower) return on plan assets compared to discount rate	(138)	(73)	143	−	(68)
Cash effects	380	123	14	545	1,062
Contributions paid by the sponsor (Company)	351	106	14	545	1,016
Term of financial commitment (TFC) paid by the Company	29	17	−	−	46
Other Changes	(70)	(84)	38	(545)	(661)
Contributions paid by participants	22	5	16	−	43
Benefits paid, net of assisted contributions	(1,018)	(348)	(81)	(542)	(1,989)
Translation Adjustment	926	259	103	(3)	1,285
Fair value of plan assets at the end of the year	8,486	2,325	1,124	−	11,935
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

					2024
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Fair value of plan assets at the beginning of the year	10,201	3,007	1,176	−	14,384
Recognized in the Statement of Income	842	244	99	−	1,185
Interest income	842	244	99	−	1,185
Recognized in Equity - other comprehensive income	(896)	(296)	(149)	−	(1,341)
Cash effects	382	121	13	485	1,001
Contributions paid by the sponsor (Company)	355	108	13	485	961
Term of financial commitment (TFC) paid by the Company	27	13	−	−	40
Other Changes	(3,221)	(1,001)	(323)	(485)	(5,030)
Contributions paid by participants	24	5	16	−	45
Benefits paid, net of assisted contributions	(999)	(354)	(79)	(488)	(1,920)
Translation Adjustment	(2,246)	(652)	(260)	3	(3,155)
Fair value of plan assets at the end of the year	7,308	2,075	816	−	10,199
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

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

Pension plan assets by type of asset are set out as follows:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

				2025		2024
Type of asset	Quoted prices in active markets	Unquoted prices	Total fair value	%	Total fair value	%
Receivables	−	975	975	8%	954	9%
Fixed income	3,150	6,565	9,715	81%	7,930	78%
Government bonds	348	6,563	6,911	−	6,153	−
Fixed income funds	2,486	−	2,486	−	1,162	−
Other investments	316	2	318	−	615	−
Variable income	139	171	310	3%	479	5%
Common and preferred shares	139	−	139	−	324	−
Other investments	−	171	171	−	155	−
Structured investments	139	28	167	2%	173	2%
Real estate properties	−	481	481	4%	418	4%
	3,428	8,220	11,648	98%	9,954	98%
Loans to participants	−	287	287	2%	245	2%
Fair value of plan assets at the end of the year	3,428	8,507	11,935	100%	10,199	100%

There is no plan asset for the health care plan. Loans to participants of pension plans are measured at amortized cost, which is considered an appropriate estimate of fair value.

As of December 31, 2025, the investment portfolio included Company’s common shares in the amount of US$ 1
(US$ 1 in 2024) and real estate properties leased by the Company in the amount of US$ 23 (US$ 21 in 2024).

d)	Net expenses relating to benefit plans

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Related to active employees (cost of sales and expenses)	(26)	(3)	(1)	(400)	(430)
Related to retirees (other income and expenses)	(342)	(155)	(6)	(814)	(1,317)
Net expenses for 2025	(368)	(158)	(7)	(1,214)	(1,747)
Net expenses for 2024	(399)	(153)	(13)	(2,369)	(2,934)
Net expenses for 2023	(490)	(169)	(30)	(853)	(1,542)
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

19.3.3.	Contributions

In 2025, the Company contributed US$ 1,062 to the defined benefit plans (US$ 1,001 in 2024), reducing the balance of obligations of these plans, as presented in note 19.3.2. In addition, the Company contributed US$ 238 and US$ 2, respectively, to the defined contribution portions of PP-2 and PP-3 plans (US$ 239 for PP-2 and US$ 2 for PP-3 in 2024), which were recognized in the statement of income.

For 2026, the expected contributions for the PPSP-R, PPSP-NR, PPSP-R pre-70, PPSP-NR pre-70 and for the defined benefit portion of PP-2, amounts to US$ 497, while for the defined contribution portion of PP-2 amounts to US$ 249.

19.3.4.	Expected future cash flows

The estimate below reflects only the expected future cash flows to meet the defined benefit obligation recognized at the end of the reporting period.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2025					2024
	Pension Plan			Health Care Plan	Total	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Up to 1 Year	1,069	367	85	562	2,083	1,676
1 to 5 Years	4,486	1,431	341	2,959	9,217	7,236
6 to 10 Years	2,963	901	232	2,704	6,800	5,185
11 To 15 Years	1,883	535	154	2,012	4,584	3,470
Over 15 Years	1,332	539	316	3,424	5,611	4,030
Total	11,733	3,773	1,128	11,661	28,295	21,597
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

19.3.5.	Future payments to participants of defined benefit plans that are closed to new members

The following table provides the period during which the defined benefit obligation associated with these plans are expected to continue to affect the Company's financial statements.

	PPSP-R	PPSP-R Pré-70	PPSP-NR	PPSP-NR Pré-70
Number of years during which benefits must be paid to participants of defined benefit plans	9.66	6.42	9.44	6.33

19.3.6.	Measurement uncertainties associated with the defined benefit obligation

The significant financial and demographic actuarial assumptions used to determine the defined benefit obligation are presented in the following table:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

2025
					Pension Plans	Health Care Plan
Assumptions	PPSP-R	PPSP-NR	PPSP-R Pré-70	PPSP-NR Pré-70	PP2	Saúde Petrobras-AMS
Nominal discount rate (including inflation) (1)	11.53%	11.54%	11.72%	11.73%	11.47%	11.44%
Real discount rate	7.25%	7.26%	7.43%	7.44%	7.19%	7.16%
Nominal expected salary growth (including inflation) (2)	2026: 5.43% 2027 onwards: 4.56%	2026: 5.28% 2027 onwards: 4.42%	n/a	6.15%	2026: 7.58% 2027 onwards: 6.70%	n/a
Expected changes in medical and hospital costs (3)	n/a	n/a	n/a	n/a	n/a	16.06% a 3.25% p.a.
Mortality table	Petros Experience 2016	Petros Experiences 2025	Petros Experiences 2020	Petros Experiences 2023	AT-2012 IAM basic fem 10% smoothed	Employees: according to pension plan Assisted: Petros 2016
Disability table	American group	American group	n/a	n/a	Disability Experience PP-2 2022, 40% smoothed	Disability Experience PP-2 2022, 40% smoothed
Mortality table for disabled participants	AT-49 male	AT-83 Basic by gender	MI 2006, by gender, 20% smoothed	Petros Experience 2014	MI-85, male, 10% smoothed	AT-49 male
Age of retirement	Male, 56.40 years Female, 55.48 years	Male, 57.65 years Female, 55.79 years	n/a	n/a	1st eligibility according to RGPS Male, 65 years / Female, 60 years	Male, 56.91 years Female, 55.81 years

(1) Inflation rate forecast of: 3.99% for 2026, converging to 3.25% from 2030 onwards.
(2) Expected salary growth only of Petrobras, the sponsor, based on the Salaries and Benefits Plan.
(3) Decreasing rate, converging in 30 years to the long-term expected inflation. Refers only to Petrobras (sponsor) rate.

2024
					Pension Plans	Health Care Plan
Assumptions	PPSP-R	PPSP-NR	PPSP-R Pre-70	PPSP-NR Pre-70	PP2	Saúde Petrobras-AMS
Nominal discount rate (including inflation) (1)	12.95%	12.95%	13.07%	13.07%	12.95%	12.93%
Real discount rate	7.48%	7.48%	7.59%	7.59%	7.48%	7.46%
Nominal expected salary growth (including inflation) (2)	6.16%	6.15%	n/a	6.15%	8.72%	n/a
Expected changes in medical and hospital costs (3)	n/a	n/a	n/a	n/a	n/a	13.69% a 3.25% p.a.
Mortality table	Petros Experience 2016	Petros Experiences 2025	Petros Experiences 2020	Petros Experiences 2023	AT-2012 IAM basic fem 10% smoothed	Employees: according to pension plan Assisted: Petros 2016
Disability table	American group	American group	n/a	n/a	Disability Experience PP-2 2022	Disability Experience PP-2 2022
Mortality table for disabled participants	AT-49 male	AT-83 Basic by gender	MI 2006, by gender, 20% smoothed	Petros Experience 2014	MI-85, male, 10% smoothed	AT-49 male
Age of retirement	Male, 56.36 years Female, 55.42 years	Male, 57.71 years Female, 55.88 years	Male, 56.36 years Female, 55.42 years	Male, 57.71 years Female, 55.88 years	1st eligibility according to RGPS Male, 65 years / Female, 60 years	Male, 56.86 years Female, 55.75 years

(1) Inflation rate forecast of: 5.09% for 2025, converging to 3.25% from 2029 onwards.
(2) Expected salary growth only of Petrobras, the sponsor, based on the Salaries and Benefits Plan.
(3) Decreasing rate, converging in 30 years to the long-term expected inflation. Refers only to Petrobras (sponsor) rate.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The most significant assumptions are described in Note 4.4.

19.3.7.	Sensitivity analysis of the defined benefit plans

The effect of a 100 basis points (bps) change in the discount rate and in the estimated future medical and hospital costs is set out below:

			Discount Rate		Expected changes in medical and hospital costs
	Pension Benefits		Medical Benefits		Medical Benefits
	+100 bps	-100 bps	+100 bps	-100 bps	+100 bps	-100 bps
Pension Obligation	(1,169)	1,438	(1,141)	1,377	1,614	(1,278)
Current Service cost and interest cost	13	(7)	(68)	81	244	(191)

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

Remeasurement of the net defined benefit liability is recognized in shareholders’ equity, in other comprehensive income, and comprises: (i) actuarial gains and losses and (ii) return on plan assets, excluding net interest on the net defined liability, net of defined benefit plan assets.

The Company also contributes to defined contribution plans, on a parity basis in relation to the employee's contribution, that are expensed when incurred.

20.	Provisions for legal proceedings, judicial deposits and contingent liabilities
20.1.	Provisions for legal proceedings

The Company recognizes provisions for legal, administrative and arbitral proceedings, based on the best estimate of the costs, for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Tax claims including: (i) VAT tax collection - bunker oil involving several states; (ii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable, including disallowance of PIS and COFINS tax credits; and (iii) social security contributions - claims for alleged non-payment on allowances and bonuses.
•	Labor claims, in particular: (i) several individual and collective labor claims; and (ii) legal actions from outsourced employees.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) legal and administrative proceedings involving fines applied by the ANP - Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis), mainly relating to production measurement systems, as well as administrative and judicial proceedings that discuss the difference between special participation and royalties in several oil fields; (iii) lawsuits that discuss matters related to pension plans managed by Petros; and (iv) lawsuits that discuss compensation related to expropriation and right-of-way easements.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar State Park.

Provisions for legal proceedings are set out as follows:

Non-current liabilities	12.31.2025	12.31.2024
Labor claims	691	636
Tax claims	737	400
Civil claims	1,601	1,605
Environmental claims	221	192
Total	3,250	2,833

	2025	2024
Opening Balance	2,833	3,305
Additions, net of reversals	1,067	478
Use of provision	(989)	(730)
Revaluation of existing proceedings and interest charges	21	541
Others	(15)	16
Translation adjustment	333	(777)
Closing Balance	3,250	2,833

In preparing its consolidated financial statements of 2025, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

20.2.	Judicial deposits

The Company makes deposits in judicial phases, mainly to suspend the chargeability of the tax debt and to maintain its tax compliance. Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

Non-current assets	12.31.2025	12.31.2024
Tax	10,172	8,187
Labor	839	777
Civil	3,702	2,694
Environmental and others	101	90
Total	14,814	11,748

	2025	2024
Opening Balance	11,748	14,746
Additions	524	1,010
Use (1)	(188)	(1,526)
Accruals and charges	1,224	737
Others	(1)	9
Translation adjustment	1,507	(3,228)
Closing Balance	14,814	11,748
(1) Includes, in 2024, US$ 1.276 referring to the nominal values of deposits used when enrolling into the tax settlement program, in the second quarter of 2024, on the incidence of CIDE, PIS and COFINS on remittances abroad under a vessel and platform charter agreement as detailed in note 18.

The Company maintains a Negotiated Legal Proceeding (NJP) agreement with the Brazilian National Treasury Attorney General's Office (PGFN), aiming to postpone judicial deposits related to federal tax lawsuits with values exceeding US$ 36 (R$ 200 million), which allows judicial discussion without the immediate disbursement.

To achieve this, the Company makes production capacity available as a guarantee from the Tupi, Sapinhoá, and Roncador fields. As the judicial deposits are made, the mentioned capacity is released for other processes that may be included in the NJP.

The Company’s management understands that the mentioned NJP provides greater cash predictability and ensures the maintenance of federal tax regularity. As of December 31, 2025, the balance of production capacity held in guarantee in the NJP is US$1,417 (US$ 2,158 as of December 31, 2024).

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

The estimates of contingent liabilities are indexed to inflation and updated by applicable interest rates. As of December 31, 2025, estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

Nature	12.31.2025	12.31.2024
Tax	25,585	21,307
Labor	1,844	6,465
Civil	12,748	10,910
Environmental and others	1,394	1,298
Total	41,571	39,980

20.3.1.	Information on contingent liabilities

The tables below detail the main causes of tax, labor, civil and environmental nature, whose expectations of losses are classified as possible:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Estimate
Description of tax matters - PIS, COFINS, social security contributions, Withholding Income Tax (IRRF), CIDE, VAT Tax (ICMS) and others	12.31.2025	12.31.2024
Plaintiff: Federal Revenue of Brazil
1) Disallowance of credits and deduction of the PIS and COFINS tax base, including in ship or pay contracts and charters of aircraft and vessels.
Current status: The claims involve lawsuits in different administrative and judicial stages. In 2025, the increase refers, in particular, to the receipt of a new infraction notice.	4,515	2,887
2) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting defense judgment and appeals at the administrative and judicial levels. In 2025, the increase occurred, in particular, due to the receipt of new infraction notice and active debt registration in one of the processes.	1,559	1,090
3) Collection of PIS/COFINS – Incidences on Amnesties.
Current status: Collection of social contributions PIS/COFINS, resulting from the tax transaction provided for in article 3 of Law 13,586/2017. In 2025, the increase refers to monetary indexation.	1,395	1,129
4) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE) and PIS and COFINS- Imports on remittances for payments of vessel charters.
Current status: The claim about the incidence of withholding income tax (Imposto de Renda Retido na Fonte- IRRF), occurred from 1999 to 2002, involves the legality of the normative rule issued by the Federal Revenue of Brazil, which ensured no taxation over those remittances. The decreased amount in 2025 occurred due to the definitive exclusion of the penalty amount. The remaining amount (withholding income tax and interest) remains under discussion in the ongoing legal action.	1,191	1,702
5) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority
Current status: This claim involves lawsuits in different administrative and judicial stages. The increased amount in 2025 was due, in particular, to the receipt of a new decision to disapprove the project.	590	389
6) Collection of Contribution of Intervention in the Economic Domain (CIDE) on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.
Current status: This claim involves lawsuits in different judicial stages. In 2025, the increase refers to monetary indexation.	512	436
Plaintiff: States of SP, RJ, PA, MA, PE, AM, CE and SE Finance Departments
7) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: This claim involves lawsuits in different judicial and administrative stages. In 2025, new infraction notice was received and some claim expectations changed.	331	428
Plaintiff: States of RJ, AM, PA, BA, RO, PE and RS Finance Departments
8) Alleged failure to write-down VAT (ICMS) credits related to zero tax rated or non-taxable sales made by the Company and its customers.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2025, the increased amount was mainly due to new infraction notices received.	2,426	1,058
Plaintiff: States of AM, MT and RJ Finance Departments
9) The plaintiff alleges that the transfers between branches, especially in RJ, without segregating VAT (ICMS), under the special regime, reduced the total credits of the central department.
Current status: This claim involves lawsuits in different judicial and administrative stages. In 2025, the increase refers specifically to monetary indexation.	1,061	870
Plaintiff: States of RJ, AM, MG, BA, PB, SP and ES Finance Departments
10) Appropriation of ICMS credit on the acquisition of goods (products in general) that, in the understanding of the inspection, would fit into the concept of material for use and consumption, being the tax credit undue.
Current status: This claim involves lawsuits in different judicial and administrative stages. In 2025, the increase refers specifically to monetary indexation and to the change of some claim expectations.	435	314
Plaintiff: States of RJ, PR, AM and PA Finance Departments
11) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2025, the decreased amount was mainly due to favorable decisions that became final and to enrolment to the amnesty granted by the state of Bahia.	459	747
Plaintiff: States of RJ, SP, BA, PE and PR Finance Departments
12) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different judicial and administrative stages. In 2025, the increase refers mainly to a new infraction notice received.	906	515
Plaintiff: States of RJ, PE, DF, ES and GO Finance Departments
13) Appropriation of ICMS credit - Monophase applicable to the acquisition of goods

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Current status: This claim involves lawsuits in different administrative stages. In 2025, the increase refers specifically to the new infraction notice and monetary indexation.	870	634
Plaintiff: States of RJ, PE, CE and PB Finance Departments
14) Collection of ICMS related to State Funds.
Current status: This claim involves lawsuits in different judicial stages. In 2025, the increase refers specifically to monetary indexation.	674	544
Plaintiff: Municipal government of Angra dos Reis/RJ
15) Added value of ICMS on oil import operations.
Current status: This claim involves lawsuits in different judicial stages. In 2025, the increase refers specifically to the new judicial actions came from the Municipal government of Angra dos Reis/RJ.	409	264
16) Other tax matters	3,106	3,071
Total for PIS, COFINS, social security contributions, Withholding Income Tax (IRRF), CIDE, VAT Tax (ICMS) matters	20,439	16,078

		Estimate
Description of tax matters - Income Taxes	12.31.2025	12.31.2024
Plaintiff: Federal Revenue of Brazil
1) Income from foreign subsidiaries located outside Brazil not included in the computation of taxable income (IRPJ and CSLL).
Current status: This claim involves lawsuits in different administrative and judicial stages, remaining a possible loss due to there being manifestations in favor of the Company's understanding in the Superior Courts. In 2025, there was an increase due to monetary indexation, offset by a decreased fine in a process.	3,854	3,418
2) Income taxes (IRPJ and CSLL) - Capital gains and Amortization of goodwill on the acquisition of equity interests.
Current status: This claim involves lawsuits in different administrative stages. In 2025, the decreased amount was due, in particular, to a favorable decision issued in one of the processes, which became final.	391	313
3) Collection of IRPJ and CSLL - Transfer price - Charter contracts
Current status: The processes are in the administrative level. In 2025, the decreased amount was mainly due to a favorable decision in one of the lawsuits, which became final, and to changes in expectations of certain contingencies.	−	1,207
4) IRPJ and CSLL - Adjustments to the computation of taxable income
Current status: This claim involves lawsuits in different administrative stages. In 2025, the amount is due to infraction notices.	575	−
5) Other tax matters	326	291
Total for income taxes matters	5,146	5,229
Total for tax matters	25,585	21,307

		Estimate
Description of labor matters	12.31.2025	12.31.2024
Plaintiff: Employees and Sindipetro Unions.
1) Actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: In March 2024, the Supreme Federal Court (STF) recognized that the calculation formula used by the Company is valid and in accordance with what was negotiated with the labor unions. In May 2025, the Superior Labor Court (TST) adopted the same understanding, settling the interpretation favorable to the Company. In 2025, the reduction refers, in particular, to the reassessment of the expectation for remote loss, considering the standardization of the interpretation favorable to the Company and the offset of amounts resulting from decisions favorable to Petrobras that have become final.	6	4,934
2) Other labor matters
Current status: Several labor-related matters, mainly: lawsuits filed by current and former employees of the Company, as well as by labor unions that represent them; lawsuits filed by current and former outsourced employees, as well as by labor unions that represent them; and lawsuits filed by the Labor Prosecutor's Office (Ministério Público do Trabalho - MPT).	1,838	1,531
Total for labor matters	1,844	6,465

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Estimate
Description of civil matters	12.31.2025	12.31.2024
Plaintiff: Several goods and service providers
1) Claims related to goods and services supply contracts, with emphasis on discussions about economic and financial imbalance, contractual breach, fines and early termination of contracts.
Current status: The claims involve lawsuits in different judicial stages. In 2025, there was an increase in value due to new lawsuits and unfavorable decisions to Petrobras.	3,875	3,319
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP
2) Proceedings challenging an ANP order requiring Petrobras to: unite Tupi and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracaba fields; to unite Tartaruga Verde and Mestiça fields and to unite Berbigão and Sururu fields, which would cause changes in the payment of special participation charge.

Current status: This list involves claims that are disputed in court and in arbitration proceedings, as follows. In 2025, there was an increase in the value, due to the judicial deposits that are made by Petrobras:

a) Tupi and Cernanbi: initially, the Company made judicial deposits for the alleged differences resulting from the special participation. However, with the reversal of the favorable injunction, the payment of these alleged differences were made directly to ANP, and such judicial deposits were resumed in the 2nd Quarter of 2019. Following the resumption of arbitration, the Arbitration Court issued a decision allowing the Company to provide financial guarantees for future installments of special participations, which has been put on practice since the 3rd quarter of 2025;

b) Baúna and Piracaba: the decision maintaining the suspension of arbitration was revoked, and the arbitration procedure is ongoing.

c) Tartaruga Verde and Mestiça: Petrobras was also authorized to make deposits of the disputed amounts, which continue to occur. The Federal Regional Court of the 2nd Region has so far ruled on the jurisdiction of the Arbitral Court, authorizing the continuation of the arbitration.

d) Berbigão and Sururu: ANP made a decision on January 24, 2025, determining the unification of the Berbigão and Sururu fields, located in the BM-S-11A concession, in the pre-salt layer of Santos Basin, operated by Petrobras with a 42.5% interest. The decision results in the reporting of production from the Berbigão and Sururu fields in a single field, increasing the rate applied to the corresponding collection of Special Participation related to the unified field, retroactively to the date of commencement of production. The arbitration procedure is in course, and a preliminary decision has been issued allowing the presentation of a financial guarantee for the difference in special participations resulting from the unification of the fields.

	3,879	2,686
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP and other agencies

3) Administrative and legal proceedings that discuss:

a) Difference in special participation and royalties in different fields;

b) Fines imposed by ANP due to alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities relating to compliance with oil and gas industry regulation. It also includes fines imposed by other agencies.

Current status: The claims involve lawsuits in different administrative and judicial stages. In 2025, the reduction refers, in particular, to the change in monetary indexation and interest rates, resulting from the application of the parameters of Law 14.905/2024 and the consolidated jurisprudence of the Superior Court of Justice (STJ).	1,989	1,863
Plaintiff: Federations Oil Workers, Unions, employees and retired personnel from Petros
4) Collective and individual actions that discuss topics related to Petros plans.
Current status: The matter involves proceedings at different judicial stages. In 2025, the reduction refers, in particular, to the change in monetary indexation and interest rates, resulting from the application of the parameters of Law 14.905/2024 and the consolidated jurisprudence of the STJ.	1,433	1,946
Plaintiff: Legal entities that participated in the purchase and sale of Petrobras assets
5) Judicial and arbitration proceedings that discuss asset sales carried out by Petrobras.
Current status: The matter involves proceedings in different judicial and arbitration stages. In 2025, the increased amount is mainly due to the reclassification of expected loss in a process.	559	264
6) Several civil proceedings, with emphasis on those related to expropriation and easement of passage and civil liability.	1,013	832
Total for civil matters	12,748	10,910

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Estimate
Description of environmental matters	12.31.2025	12.31.2024
Plaintiff: Several authors, notably: Ministério Público Federal, Ministérios Públicos Estaduais and public environmental bodies, such as IBAMA - Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renováveis, state and municipal public bodies.
1) Several lawsuits of an environmental nature, with emphasis on action for alleged damage to fishermen due to the Company's operations, fines related to the Company's operations and public civil action for alleged environmental damage due to the sinking of Platform P-36. The decreased amount in 2025 is mainly due to the final and unappealable court decision favorable to Petrobras.	1,394	1,298
Total for environmental matters	1,394	1,298

20.3.2.	Minimum Compensation Based on Employee's Position and Work Schedule (Remuneração Mínima por Nível e Regime - RMNR)

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

The Brazilian Supreme Federal Court (STF) recognized in March 2024 that the calculation formula used by the Company is valid and in accordance with what was negotiated between the parties. The Superior Labor Court (TST) issued, in May 2025, a ruling that followed the STF's decision, revoking its previous position.

In view of the standardization of judicial understanding of the TST, the Company began to classify the collective RMNR lawsuits as having a remote expectation of loss. At the same time, the Brazilian Court closed several lawsuits with decisions favorable to the Company, which led to a reduction in liabilities. In 2025, the decrease in the possible loss of US$ 5,547 (R$ 30,521 million) is mainly due to the definitive closure of a collective claim of the Norte Fluminense Union, with a decision favorable to the Company.

As of December 31, 2025, the balance of provisions for legal proceedings regarding RMNR amounts to US$ 1 (US$ 88 as of December 31, 2024), while the contingent liabilities amount to US$ 6 (US$ 4,934 as of December 31, 2024).

20.4.	Class action and related proceedings
20.4.1.	Class action in the Netherlands

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

On October 30, 2024, after the parties' comments on the technical evidence, the District Court of Rotterdam issued a ruling, in which it broadly accepted Petrobras' arguments regarding the requests presented in favor of the Company's shareholders and considered that: i) in accordance with Brazilian legislation, all damages alleged by the Foundation qualify as indirect and are not subject to compensation; and ii) according to Argentine law, shareholders cannot, in principle, request compensation from the Company for damages alleged by the Foundation, and the Foundation has not demonstrated that it represents a sufficient number of investors who could, in theory, present such a request.

Therefore, the District Court of Rotterdam rejected the Foundation's allegations in accordance with Brazilian and Argentine law, which resulted in the rejection of all requests made in favor of shareholders. With respect to certain bondholders, the Court considered that Petrobras and PGF acted illegally under Luxembourg law, while PGF acted illegally under Dutch law.

Furthermore, the District Court of Rotterdam confirmed the following issues of the decision released to the market on July 26, 2023: (i) rejection of the allegations against PIBBV, POG BV and the former CEOs of Petrobras from July 2005 to February 2015; and (ii) prescription of requests formulated in accordance with Spanish legislation.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Petrobras, the Foundation and PGF have appealed against the ruling and previous interim decisions and their appeals are pending of judgment.

In relation to bondholders, the Foundation cannot claim compensation under the class action, which will depend not only on a final result favorable to the interests of the investors in the class action, but also on the filing of subsequent actions by or on behalf of the investors by the Foundation itself, an opportunity in which Petrobras and PGF will be able to offer all the defenses already presented in the class action and others that it deems appropriate, including in relation to the occurrence and quantification of any damages that must be proven by the potential beneficiaries of the decision or by the Foundation. Any compensation for the alleged damages will only be determined by court decisions in subsequent actions.

This class action involves complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the scope of the arbitration clause of the Petrobras Bylaws, the jurisdiction of the Dutch court, the scope of the agreement that ended the Class Action in the United States, the Foundation's legitimacy to represent the interests of investors, the several laws applicable to the case, the information obtained from the production phase of evidence, the expert analyses, the timetable to be defined by the Hague Court of Appeal and the judicial decisions on key issues of the process, possible appeals, including before the Dutch Supreme Court, as well as the fact that the Foundation seeks only a declaratory decision in this class action.

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

Furthermore, the claims formulated are broad, cover a multi-year period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the duration of final resolution of this action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. However, Petrobras continues to reject the Foundation's allegations, in relation to which it was considered a victim by all Brazilian authorities, including the Supreme Federal Court.

Petrobras and its subsidiaries reject the allegations made by the Foundation and will continue to defend themselves vigorously.

20.4.2.	Arbitration and other legal proceedings in Argentina

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

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, on September 3, 2025, the lower court recognized the statute of limitations on the criminal action and ordered its dismissal. The judgment dismissing the criminal action followed the Court of Appeals' decision on April 3, 2025, which overturned the previous decision to prosecute Petrobras and the previously ordered injunction. On March 2, 2026, the second instance of the Argentine Court rejected the Association's appeal against the dismissal of the criminal case. This decision is subject to appeal.

As for the other criminal action for alleged non-compliance with the obligation to publish a “press release” in the Argentine market about the existence of a class action filed by Consumidores Damnificados Asociación Civil before the Commercial Court, on March 25, 2025, the 1st instance of the Argentine Court closed the action because it considered that there was no relevant fact that should be reported under local legislation. As there was no appeal, the decision became final.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

20.4.3.	Lawsuit in United States regarding Sete Brasil Participações S.A (“Sete”)

The EIG Energy Fund XIV, L.P. and affiliates (“EIG”) filed in May 2016 a lawsuit against Petrobras, before the District Court of Columbia, United States, to recover alleged losses related to its investment in Sete Brasil Participações S.A.

On March 7, 2025, Petrobras and EIG entered into an agreement to settle litigation between the parties. Under the terms of this agreement, Petrobras paid EIG the amount of US$ 283, while EIG requested the termination of the lawsuit pending in the District Court of Columbia and the cancellation of the precautionary measure blocking the Company's assets acquired in the Netherlands, as well as waived any rights related to the dispute. Therefore, there is no further legal dispute between the parties regarding this matter.

This agreement does not constituted admission of guilt or wrongdoing by Petrobras and met the best interests of the Company and its shareholders, considering the US legislation applicable to the trial of the case, as well as the procedural stage and characteristics of litigations in the Federal Courts of the United States.

20.5.	Arbitrations proposed by non-controlling shareholders in Brazil

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

21.	Provision for decommissioning costs

The following table details the amount of the provision for decommissioning costs by producing area:

	12.31.2025	12.31.2024
Onshore	675	493
Shallow waters	8,106	7,266
Deep and ultra-deep post-salt	12,748	12,071
Pre-salt	6,984	6,373
Total	28,513	26,203
Current	2,950	1,696
Non-current	25,563	24,507

Changes in the provision for decommissioning costs are presented as follows:

	2025	2024
Opening balance	26,203	23,203
Adjustment to provision	(610)	9,373
Transfers related to liabilities held for sale	97	(407)
Use of provisions	(1,763)	(1,464)
Interest accrued	1,295	970
Others	(14)	26
Translation adjustment	3,305	(5,498)
Closing balance	28,513	26,203

The increase in the provision for decommissioning costs in 2025 is mainly due to the translation adjustment relating to the opening balance of the provision, partially offset by: (i) the adjustments of tariffs related to the decommissioning of wells and equipment; and (ii) the increase in the risk-adjusted real discount rate to 4.66% p.a. (4.56% in 2024).

The use of provisions in 2025, in the amount of US$ 1,763 (US$ 1,464 in 2024), increased due to an increase in decommissioning operations, mainly in the Guaricema and Piranema fields, which are being returned to the ANP.

The expected realization of the provisions is presented below:

	2026	2027	2028	2029	2030	2031 onwards	12.31.2025
Provision for decommissioning costs	2,950	2,410	2,059	1,835	1,506	17,752	28,513

The effect of a change in the discount rate (key assumption) may result in material variations of the provision, as outlined below.

Sensitivity to the discount rate (1)	Effects on provision for decommissioning costs	Effects on carrying amounts of assets	Effects on other income and expenses
Increase of 0.5 percentage points	(1,739)	(1,574)	(165)
Decrease of 0.5 percentage points	1,914	1,747	167
(1) Includes liabilities held for sale.

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

22.	Other assets and liabilities

Assets	Item	12.31.2025	12.31.2024
Escrow account and/ or collateral	(a)	685	750
Derivatives transactions	(b)	102	29
Assets related to E&P partnerships	(c)	275	378
Others		146	278
		1,208	1,435
Current		895	1,189
Non-Current		313	246

Liabilities	Item	12.31.2025	12.31.2024
Obligations arising from divestments	(d)	938	914
Contractual retentions	(e)	923	611
Advances from customers	(f)	317	270
Provisions for environmental expenses, research and development and fines	(g)	506	681
Other taxes	(h)	324	301
Unclaimed dividends	(i)	187	276
Derivatives transactions	(b)	131	129
Obligations arising from acquisition of equity interests	(j)	157	130
Various creditors		142	99
Others		421	414
		4,046	3,825
Current		2,331	2,205
Non-Current		1,715	1,620

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

b) Fair value of open positions and transactions closed but not yet settled.

c) Cash and amounts receivable from partners in E&P consortia operated by Petrobras.

d) Provisions for contractual indemnities and financial reimbursements assumed by Petrobras to be made to the acquirer, referring to abandonment costs of divested assets. The settlement of these provisions follows decommissioning schedules, with payments beginning between two and three months after the date expected for the execution of operations, according to the contractual terms for reimbursement of abandonment of the respective oil fields.

e) Retained amounts from obligations with suppliers to guarantee the execution of the contract, accounted for when the obligations with suppliers are due. Contractual retentions will be paid to suppliers at the end of the contract, upon issuance of the contract termination term.

f) Amounts related to the advances or cash receipt from third parties, related to the sale of products or services.

g) Accrued amounts for environmental compensation assumed by the Company in the course of its operations and research projects.

h) Non-current portion of other taxes (see note 18).

i) Dividends made available to shareholders and not paid due to the existence of pending registration issues for which the shareholders are responsible with the custodian bank for the shares and with Petrobras, according to note 32.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

j) Obligations arising from the acquisition of equity interests in Araucária Nitrogenados, which will be settled by the end of 2030.

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

23.	Property, plant and equipment
23.1.	By class of assets

	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total
Balance at January 1, 2025	2,485	45,807	24,384	35,921	27,688	136,285
Cost	3,895	96,963	30,321	67,357	42,366	240,902
Accumulated depreciation and impairment (4)	(1,410)	(51,156)	(5,937)	(31,436)	(14,678)	(104,617)
Additions	41	209	17,391	164	13,527	31,332
Decommissioning costs - Additions to / review of estimates	−	−	−	(68)	−	(68)
Capitalized borrowing costs	−	−	2,044	−	−	2,044
Write-offs	(1)	(43)	(570)	(108)	(38)	(760)
Transfers (5)	(395)	7,368	(9,044)	3,860	1	1,790
Transfers to assets held for sale	−	1	−	(45)	−	(44)
Depreciation, amortization and depletion	(93)	(5,732)	−	(4,913)	(7,646)	(18,384)
Impairment recognition (note 25)	(3)	(764)	(452)	(374)	(257)	(1,850)
Impairment reversal (note 25)	32	84	233	2	13	364
Translation adjustment	326	5,732	3,134	4,455	3,684	17,331
Balance at December 31, 2025	2,392	52,662	37,120	38,894	36,972	168,040
Cost	4,417	116,063	42,752	77,977	58,273	299,482
Accumulated depreciation and impairment (4)	(2,025)	(63,401)	(5,632)	(39,083)	(21,301)	(131,442)

Balance at January 1, 2024	2,687	58,409	21,516	40,432	30,380	153,424
Cost	4,634	118,173	31,467	74,809	44,829	273,912
Accumulated depreciation and impairment (4)	(1,947)	(59,764)	(9,951)	(34,377)	(14,449)	(120,488)
Additions	21	381	15,203	102	10,492	26,199
Decommissioning costs - Additions to / review of estimates	−	−	−	6,393	−	6,393
Capitalized borrowing costs	−	−	1,558	−	−	1,558
Write-offs	(8)	(53)	(300)	(9)	(66)	(436)
Transfers (5)	482	5,126	(7,641)	2,592	10	569
Transfers to assets held for sale	−	20	(5)	(402)	69	(318)
Depreciation, amortization and depletion	(78)	(4,963)	−	(3,699)	(6,213)	(14,953)
Impairment recognition (note 25)	(2)	(439)	(324)	(864)	(45)	(1,674)
Impairment reversal (note 25)	4	140	11	19	13	187
Translation adjustment	(621)	(12,814)	(5,634)	(8,643)	(6,952)	(34,664)
Balance at December 31, 2024	2,485	45,807	24,384	35,921	27,688	136,285
Cost	3,895	96,963	30,321	67,357	42,366	240,902
Accumulated depreciation and impairment (4)	(1,410)	(51,156)	(5,937)	(31,436)	(14,678)	(104,617)
(1) Composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(2) See note 13 for assets under construction by operating segment.
(3) Composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated with the exploration and production of oil and gas, except for assets under "Equipment and other assets".
(4) In the case of land and assets under construction, refers only to impairment losses.
(5) Mainly includes transfers between classes of assets and transfers from advances to suppliers.

In 2025, additions to assets under construction are mainly due to investments in the production development in the Santos basin (mainly in the Búzios field), as well as in the Espírito Santo and Campos basins. As for additions to right-of-use assets, they are related to the chartering of platforms, notably FPSO Almirante Tamandaré (in the Búzios field), FPSO Alexandre de Gusmão (in the Mero field), drilling rigs for E&P operations, and the contract extension of FPSO Cidade Angra dos Reis (in the Tupi field), with the respective effect on lease liability (note 31).

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

23.2.	Estimated useful life

The useful life of assets subject to depreciation are shown below:

Asset	Weighted average useful life in years
Buildings and improvement	38 (between 25 and 50)
Equipment and other assets	23 (between 1 to 31) - except assets by the units of production method
Exploration and development costs	Units of production method or 20 years
Right-of-use	14 (between 2 and 50)

The estimated useful life of buildings and improvements, equipment and other assets is as follows:

	Buildings and improvements, equipment and other assets

Estimated useful life	Cost	Accumulated depreciation	Balance at December 31, 2025
5 years or less	6,446	(5,020)	1,426
6 - 10 years	8,884	(6,318)	2,566
11 - 15 years	5,024	(3,091)	1,933
16 - 20 years	29,954	(20,607)	9,347
21 - 25 years	29,866	(10,844)	19,022
25 - 30 years	11,812	(5,124)	6,688
30 years or more	5,385	(2,538)	2,847
Units of production method	22,905	(11,835)	11,070
Total	120,276	(65,377)	54,899
Buildings and improvements	4,213	(1,976)	2,237
Equipment and other assets	116,063	(63,401)	52,662

23.3.	Right-of-use assets

The table below shows the split by type of asset and readjustment clauses with possible impacts on accumulated depreciation and impairment, as follows:

	Platforms	Vessels	Properties	Total
Cost	28,617	26,632	3,024	58,273
Accumulated depreciation and impairment	(6,692)	(13,593)	(1,016)	(21,301)
Without contractual readjustment clauses	−	(10,917)	(281)	(11,198)
With contractual readjustment clauses - abroad	(6,692)	(1,174)	−	(7,866)
With contractual readjustment clauses - Brazil	−	(1,502)	(735)	(2,237)
Balance at December 31, 2025	21,925	13,039	2,008	36,972
Cost	22,484	17,542	2,340	42,366
Accumulated depreciation and impairment	(4,712)	(9,216)	(750)	(14,678)
Without contractual readjustment clauses	−	(7,489)	(121)	(7,610)
With contractual readjustment clauses - abroad	(4,712)	(731)	−	(5,443)
With contractual readjustment clauses - Brazil	−	(996)	(629)	(1,625)
Balance at December 31, 2024	17,772	8,326	1,590	27,688

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

In 2025, Petrobras did not return any fields to the Brazilian National Petroleum, Natural Gas and Biofuels Agency – ANP.

In 2024, the Cachalote oil and gas field, in Campos basin, was returned to ANP, given it was fully impaired.

In 2023, the following oil and gas fields, in Campos basin, were returned to ANP: Atum, Curimã, Espada and Xaréu.

23.5.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the year ended December 31, 2025, the capitalization rate was 7.21% p.a. (7.19% p.a. for the year ended December 31, 2024).

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

24.	Intangible assets
24.1.	By class of assets

	Rights and Concessions (1)	Software	Goodwill	Total
Balance at January 1, 2025	1,697	538	20	2,255
Cost	1,750	1,663	20	3,433
Accumulated amortization and impairment	(53)	(1,125)	−	(1,178)
Addition	28	283	−	311
Capitalized borrowing costs	−	12	−	12
Write-offs	(19)	(1)	−	(20)
Transfers	7	3	(1)	9
Amortization	(4)	(150)	−	(154)
Impairment recognition (note 25)	(164)	−	−	(164)
Translation adjustment	205	66	3	274
Balance at December 31, 2025	1,750	751	22	2,523
Cost	1,984	2,134	22	4,140
Accumulated amortization and impairment	(234)	(1,383)	−	(1,617)
Estimated useful life in years	Indefinite (2)	5	Indefinite

Balance at January 1, 2024	2,425	592	25	3,042
Cost	2,489	1,891	25	4,405
Accumulated amortization and impairment	(64)	(1,299)	−	(1,363)
Addition	24	201	−	225
Capitalized borrowing costs	−	12	−	12
Write-offs	(18)	(2)	−	(20)
Transfers	−	7	−	7
Amortization	(4)	(130)	−	(134)
Impairment recognition (note 25)	(224)	−	−	(224)
Translation adjustment	(506)	(142)	(5)	(653)
Balance at December 31, 2024	1,697	538	20	2,255
Cost	1,750	1,663	20	3,433
Accumulated amortization and impairment	(53)	(1,125)	−	(1,178)
Estimated useful life in years	Indefinite (2)	5	Indefinite
(1) Comprises mainly signature bonuses (amounts paid in concession and production sharing contracts for oil or natural gas exploration), in addition to public service concessions, trademarks and patents and others.
(2) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

5th Permanent Concession Offering Cycle

On June 17, 2025, Petrobras acquired the rights for exploration and production of oil and natural gas in 10 blocks in the Foz do Amazonas basin and 3 blocks in the Pelotas basin, during the 5th Permanent Concession Offering Cycle conducted by ANP, with a signature bonus payment of US$ 25 in 2025. For more information about the contracts signed through partnerships, see note 27.

24.2.	Exploration rights returned to the ANP

In 2025, the return of 2 exploration blocks was approved: ES-M-596 (in the Espírito Santo basin) and C-M-753 (in the Campos basin), triggering a US$ 37 write-off relating to these assets. In 2024, the return of 5 exploratory blocks was approved, resulting in the write-off of the respective assets. These blocks are: ES-M-598 and ES-M-673 (in the Espírito Santo basin); PAR-T-175 (in the Paraná basin), totaling US$ 19; as well as blocks C-M-657 and C-M-709, located in the Campos Basin, as stated in note 25.

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

Intangible assets with an indefinite useful life are not amortized but are tested annually for impairment. Their useful lives are reviewed annually.

25.	Impairment

Statement of income	2025	2024	2023
Impairment (losses) reversals	(1,519)	(1,531)	(2,680)
Exploratory assets	(208)	(224)	(364)
Impairment of equity-accounted investments	5	13	(2)
Net effect within the statement of income	(1,722)	(1,742)	(3,046)
Losses	(2,174)	(1,955)	(3,307)
Reversals	452	213	261

Statement of financial position	2025	2024	2023
Property, plant and equipment	(1,486)	(1,487)	(2,783)
Intangible assets	(164)	(224)	(364)
Assets classified as held for sale	(75)	(32)	103
Investments	3	1	(2)
Net effect within the statement of financial position	(1,722)	(1,742)	(3,046)

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable, or that there may be a reversal of impairment losses recognized in previous years.

On November 27, 2025, management concluded and approved its Business Plan 2026-2030, considering a complete update of economic assumptions, as well as its project portfolio and estimates of oil and gas reserve volumes.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

25.1.	Impairment of property, plant and equipment and intangible assets

Asset or CGU by nature (1)	Carrying amount before impairment testing	Recoverable amount (2)	Impairment (losses) / reversals (3)	Business segment	Comments
					2025
Producing properties relating to oil and gas activities in Brazil (several CGUs)	13,299	11,810	(1,607)	E&P	Item (a1)
Assets of Boaventura Energy Complex	1,069	1,388	328	RT&M	Item (b1)
Oil and gas exploratory assets (several CGUs)	218	−	(208)	E&P	Item (d1)
Others			(163)	Several
Total			(1,650)
					2024
Producing properties relating to oil and gas activities in Brazil (several CGUs)	7,998	7,000	(1,129)	E&P	Item (a2)
Second refining unit of RNEST	414	−	(421)	RT&M	Item (c1)
Oil and gas exploratory assets (several CGUs)	200	−	(224)	E&P	Item (d2)
Others			63	Several
Total			(1,711)
					2023
Producing properties relating to oil and gas activities in Brazil (several CGUs)	8,332	6,108	(2,217)	E&P	Item (a3)
Second refining unit of RNEST	943	455	(486)	RT&M	Item (c2)
Oil and gas exploratory assets (several CGUs)	371	−	(364)	E&P	Item (d3)
Others	−	−	(80)	Several
Total			(3,147)
(1) Refers only to CGUs or assets which presented impairment losses or reversals in the period.
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

The cash flow projections used to measure the value in use of the CGUs, at December 31, 2025, were mainly based on the following updated assumptions for average Brent prices and Brazilian real/U.S. dollar average exchange rates:

At December 31, 2025, average Brent prices and Brazilian real/U.S. dollar average exchange rates used were:

Business Plan 2026-2030	2026	2027	2028	2029	2030	Long-term Average
Average Brent (US$/barrel)	63	70	70	70	70	70
Average Brazilian Real (excluding inflation) - Real /U.S. dollar exchange rate	5.79	5.67	5.59	5.52	5.46	5.19

At December 31, 2024, average Brent prices and Brazilian real/U.S. dollar average exchange rates used were:

Business Plan 2025-2029	2025	2026	2027	2028	2029	Long-term Average
Average Brent (US$/barrel)	83	77	74	71	68	65
Average Brazilian Real (excluding inflation) - Real /U.S. dollar exchange rate	5.00	4.92	4.87	4.83	4.79	4.64

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

At December 31, 2023, average Brent prices and Brazilian real/U.S. dollar average exchange rates used were:

Strategic Plan 2024-2028	2024	2025	2026	2027	2028	Long-term Average
Average Brent (US$/barrel)	80	78	75	73	70	65
Average Brazilian Real (excluding inflation) - Real /U.S. dollar exchange rate	5.05	5.04	5.03	4.98	4.90	4.65

Post-tax discount rates, excluding inflation, applied in the tests which presented the main impairment losses and reversals for the period were:

Activity	12.31.2025	12.31.2024
Producing properties relating to oil and gas activities in Brazil	7.3% p.a.	7.6% p.a.
RT&M in Brazil – postponed projects	8.1% p.a.	7.7% p.a.

In 2025, the main changes in the CGUs were:

•	reintegration of the second refining unit of RNEST into the CGU Set of refining and logistics assets, due to the signing of the main contracts for the construction of the delayed coking plant and diesel hydrotreating plants for their commissioning;
•	return of the fertilizer plants Fafen BA and Fafen SE to the Company, as a result of the termination of the lease agreement with the former lessee, in May 2025 and the resumption of activities in September 2025. In the new business model, these plants become operationally and managerially interdependent, with unified cash generation, resulting in the creation of the CGU Fafens;
•	entry of the Boaventura Energy Complex – Utilities and the Boaventura Energy Complex – Refining into the CGU Set of refining and logistics assets, as a result of the signing of service contracts for the execution of works aimed at their completion;
•	extinction of CGUs of Lamarão, Mandacaru, and Raia Pintada fields, due to their integration to the Massapê, Araçás, and Raia Manta fields, respectively;
•	exclusion of the Colpa Caranda field from the CGU PEB-E&P due to the approval of its definitive return.

Additional information on key assumptions for impairment testing and on CGU definitions is presented in note 4.2.2. The key assumptions and the definitions of CGU involve judgment and assessment by Management based on its business and management model.

Information on the main impairment losses of property, plant and equipment and intangible assets is presented as follows:

a1) Producing properties in Brazil – 2025

The assessments of assets linked to oil and gas production fields in Brazil resulted in net losses amounting to US$ 1,607, primarily related to the CGUs of: Marlim Sul field (US$ 726), Roncador field (US$ 541), Barracuda and Caratinga cluster (US$ 82) and mainly due to the decreased projected cash flows of these fields due to the postponement of the start of production of these projects and the platform production shutdown, as well as to the depreciation of the closing exchange rate over cash flows in US dollars.

a2) Producing properties in Brazil – 2024

The assessments of assets linked to oil and gas production fields in Brazil resulted in net losses amounting to US$ 1,129, primarily related to the CGUs of: (i) Roncador (US$ 366), Barracuda and Caratinga cluster (US$ 204). These losses were mainly driven by the revision of decommissioning costs, as well as a reduction in platform efficiency and well performance forecasts for Barracuda and Caratinga cluster, negatively impacting the production curves of the fields; and (ii) Uruguá/Tambaú (US$ 497) due to the cancellation of the divestment process and the absence of production curves associated with Business Plan 2025-2029.

a3) Producing properties in Brazil – 2023

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

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

b1) Boaventura Energy Complex - 2025

The Company assessed the recoverability of the refining and utility assets of the Boaventura Energy Complex upon the approval of the project in August 2025 and the signing of the main contracts required for the completion and integration of these assets with the Duque de Caxias Refinery (Reduc) and, consequently, with Petrobras' set of refining and logistics assets.

In the recoverability assessment of these assets, a US$ 328 impairment reversal was recognized in the CGUs Boaventura Energy Complex – Refining and Utilities, mainly considering the fair value less costs of disposal of the refining assets, categorized within level 3 of the fair value hierarchy, estimated using the present value method, and adopting a discount rate of 8.1%. From that point forward, the refining and utility assets of the Boaventura Energy Complex were included in the CGU set of refining and logistics and will have their recoverable amounts tested as a group.

c1) Second refining unit of RNEST – 2024

Impairment losses amounting to US$ 421 due to the increase in investment and operating expenditures estimates reflected in the Business Plan 2025-2029.

c2) Second refining unit of RNEST – 2023

In 2023, the Company recognized a US$ 486 loss on this asset, mainly due to: (i) the review of the scope for the implementation of logistics infrastructure, with an increase in necessary investments; and (ii) the revision of the assumptions of the Strategic Plan 2024-2028, resulting in an increase in operational costs.

d1) Oil and gas exploratory assets - 2025

The assessments conducted on exploratory assets indicated a reduction in the recoverable values of the exploratory blocks C-M-753 and C-M-789, located in the Campos basin and, consequently, the recognition of losses amounting to US$ 208, given the Company decided not to develop these projects.

d2) Oil and gas exploratory assets - 2024

The assessments conducted on exploratory assets indicated a reduction in the recoverable values of the exploratory blocks C-M-657 and C-M-709, located in the Campos basin and, consequently, the recognition of losses amounting to US$ 224. Management approved the full and voluntary relinquishment of these blocks to ANP in October 2024.

d3) Oil and gas exploratory assets - 2023

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

25.1.1.	Sensitivity analysis for impairment testing

Impairment testing involves uncertainties related, among other factors, to the average Brent price and the discount rates used to calculate value in use.

To assess the sensitivity of the calculation of the recoverable amount of assets in the E&P segment in Brazil, the following scenarios were considered as the calculation of impairment losses or reversals to be recognized:

a) a 10% variation in Brent prices used to calculate the recoverable amount, impacting the projection of revenue, production taxes and income taxes related to these items; and

b) a 1 percentage point change in the discount rate.

In both scenarios, all other variables, assumptions and data used to calculate the recoverable amount of assets were kept unchanged, with the following results:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Item	Scenario	Impairment effect	Amount
Brent price	10% increase	Reversal	1,827
	10% decrease	Additional loss	(2,569)
Discount rate	1 p.p. decrease	Reversal	552
	1 p.p. increase	Additional loss	(590)

In addition, the following table presents a sensitivity analysis of the CGUs whose estimated recoverable amounts are close to their carrying amounts and, therefore, would be closer to the recognition of impairment losses in the future as a result of significant changes in assumptions.

Potential impairment losses - 10% reduction in the recoverable amount	Business segment	Carrying amount	Recoverable amount	Sensitivity
Assets with recoverable amount close to their carrying amount
CGU Marlim Leste and Tartaruga Verde cluster	E&P	4,445	4,173	(272)
		4,445	4,173	(272)

The simulations used above are not considered by the Company to be the best estimates for determining the expected effects on the recoverable amount and consequent impairment loss, nor the estimated effects on revenues or net income.

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

Reversal of previously recognized impairment losses may occur for assets other than goodwill.

25.2.	Assets classified as held for sale

Asset or CGU by nature (1)	Carrying amount before impairment testing	Recoverable amount (2)	Impairment (losses) / reversals (3)	Business segment
				2025
Producing properties relating to oil and gas activities	576	539	(37)	E&P
Others			(38)	Several
Total			(75)
				2024
Producing properties relating to oil and gas activities	44	−	(44)	E&P
Others			12	Several
Total			(32)
				2023
Producing properties relating to oil and gas activities	230	334	102	E&P
Others			1	Several
Total			103
(1) Refers only to assets or groups of assets which presented impairment losses or reversals in the period.
(2) The recoverable amounts of assets for impairment computation were their fair value.

In 2025, the Company recognized impairment losses on assets classified as held for sale, resulting from their measurement at the fair value less costs to sell, mainly arising from Cherne cluster, due to the accident on platform PCH-1, which occurred in the second quarter of 2025, resulting in the recognition of a US$ 57 impairment loss.

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

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (1)	2025	2024
Property plant and equipment
Opening Balance	1,475	1,512
Additions	1,071	338
Write-offs	(7)	(27)
Transfers	(97)	(3)
Translation adjustment	175	(345)
Losses on exploration expenditures written off	(190)	−
Closing Balance	2,427	1,475
Intangible assets
Opening Balance	1,609	2,313
Additions	44	20
Write-offs	(19)	(19)
Losses on exploration expenditures written off	(164)	(224)
Translation adjustment	194	(481)
Closing Balance	1,664	1,609
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	4,091	3,084
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

The additions to Property plant and equipment during 2025 are mainly related to well drilling activities associated with the exploratory areas of ARAM, Búzios, and BM-S-24 in the Santos basin; Norte de Brava, Albacora, Sudoeste de Tartaruga Verde and Alto de Cabo Frio Central in the Campos basin; and FZA-M-59 in Foz do Amazonas basin.

In 2025, the recognition of losses in property, plant and equipment (US$ 190) mainly refers to the drilling of wells by PIBBV in Colombia and São Tomé and Príncipe, with the assessment that the respective projects will not be developed.

In 2025, a US$ 164 loss was recognized in intangible assets due to the assessment of economic unfeasibility of the exploratory blocks C-M-753 and C-M-789, located in the Campos basin. In 2024, a US$ 224 loss was recognized referring to the exploratory blocks C-M-657 and C-M-709, also located in the Campos basin, given that the Company decided not to complete the development of these projects, as disclosed in note 25.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	2025	2024	2023
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(781)	(412)	(566)
Exploration expenditures written off (includes dry wells and signature bonuses)	(427)	(482)	(421)
Contractual penalties on local content requirements	(1)	(5)	12
Other exploration expenses	(8)	(14)	(7)
Total expenses	(1,217)	(913)	(982)
Cash used in:
Operating activities	789	426	573
Investment activities	1,154	582	672
Total cash used	1,943	1,008	1,245

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

The following tables set out the amounts of exploratory well costs that have been capitalized for a period of one year or more after the completion of drilling, the number of projects whose costs have been capitalized for a period greater than one year, and an aging of those amounts by year (including the number of wells relating to those costs):

Aging of capitalized exploratory well costs (1)	2025	2024
Exploratory well costs capitalized for a period of one year	771	311
Exploratory well costs capitalized for a period greater than one year	1,656	1,164
Total capitalized exploratory well costs	2,427	1,475
Number of projects relating to exploratory well costs capitalized for a period greater than one year.	20	18

	Capitalized costs	Number of wells
2024	240	4
2023	243	2
2022	181	2
2021	40	1
2020 and previous years	952	16
Exploratory well costs that have been capitalized for a period greater than one year	1,656	25
(1) Amounts paid for obtaining rights and concessions for exploration of oil and gas (capitalized acquisition costs) are not included.

Exploratory well costs that have been capitalized for a period greater than one year since the completion of drilling relate to 20 projects comprising 25 wells, are composed of (i) US$ 1,472 of wells in areas in which there has been ongoing drilling or firmly planned drilling activities for the near term and for which an evaluation plan has been submitted for approval to the ANP; and (ii) US$ 184 relates to well drilling activities and to the evaluation of technical and commercial feasibility necessary for the decision on the production development and on definition of proved reserves.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

26.2.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 1,410 (US$ 1,250 as of December 31, 2024), which is still in force as of December 31, 2025, net of commitments undertaken. As of December 31, 2025, the collateral comprises future crude oil production capacity from Marlim and Buzios producing fields, already in production, pledged as collateral, in the amount of US$ 1,358 (US$ 1,239 as of December 31, 2024) and bank guarantees of US$ 52 (US$ 11 as of December 31, 2024).

27.	Consortia (partnerships) in E&P activities

In line with its strategic objectives, Petrobras operates in association with other companies in consortia in Brazil as holder of oil and natural gas exploration and production rights in concessions and production sharing regimes.

As of December 31, 2025, the Company holds interest in 110 consortia with 34 companies, among which Petrobras is the operator in 72 (95 consortia with 34 companies and operator in 64, as of December 31, 2024).

The partnerships established in Brazil in 2025 are related to the 5th Permanent Concession Offering Cycle, of which:

•	10 contracts in the Foz do Amazonas basin, all of them in partnership with Exxon, both holding a 50% interest, where Petrobras operates 5 of them; and
•	3 contracts in the Pelotas basin with Petrobras acting as operator holding a 70% interest, while Galp holds 30% (for more information see note 24.1).

Additionally, Petrobras will act as non-operator in two new partnerships: in São Tomé and Príncipe, through the acquisition of a 27.5% interest in Block 4, in partnership with Shell, Galp, and ANP-STP; and in South Africa, through the acquisition of a 10% interest in the DWOB block, in consortium with TotalEnergies, QatarEnergy, and Sezigyn Pty.

The partnerships established in Brazil in 2024, with Petrobras as the operator, were related to the 4th Permanent Concession Offering Cycle in the Pelotas Basin, of which:

•	26 contracts with Petrobras holding a 70% interest and Shell holding 30%; and
•	3 contracts with Petrobras holding a 50% interest, Shell 30% and CNOOC 20%.

Petrobras started acting as non-operator in three new partnerships in São Tomé and Príncipe. The Company acquired a 45% interest in Blocks 10 and 13 and a 25% interest in Block 11, in partnership with Shell, Galp, and ANP-STP.

Consortia bring benefits through risk sharing, increased investment capacity, technical and technological interchange, aiming at the growth in oil and gas production. The following table presents the production referring to Petrobras's participation in the main fields in which the Company is the operator in the consortium:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Field	Location	Petrobras interest	Partners interest	Petrobras production portion in 2025 (mboed)	Regime
Tupi	Santos basin pre-salt	65%	Shell - 25% Petrogal - 10%	672	Concession
Búzios ECO	Santos basin pre-salt	85%	CNODC - 10% CNOOC - 5%	594	Production sharing
Mero	Santos basin pre-salt	40%	TotalEnergies - 20% Shell - 20% CNODC - 10% CNOOC – 10%	244	Production sharing
Roncador	Campos basin	75%	Equinor - 25%	76	Concession
Sapinhoá	Santos basin pre-salt	45%	Shell - 30% Repsol Sinopec - 25%	67	Concession
Berbigão (1)	Santos basin pre-salt	42.5%	Shell - 25% TotalEnergies - 22.5% Petrogal - 10%	51	Concession
Atapu ECO	Santos basin pre-salt	52.5%	Shell - 25% TotalEnergies - 22.5%	32	Production sharing
Sépia ECO	Santos basin pre-salt	30%	TotalEnergies - 28% Petronas - 21% Qatar - 21%	26	Production sharing
Tartaruga Verde	Campos basin	50%	Petronas - 50%	19	Concession
Sépia Leste	Santos basin pre-salt	80%	Petrogal - 20%	18	Concession
Total				1,799
(1) Petrobras’ share of production considers the Berbigão and Sururu fields as unified as of February 2025, in accordance with ANP’s decision . However, this decision is being contested in an arbitration proceeding (note 20.3).

Accounting policy for joint operations

The E&P consortia are classified as joint operations, where the assets, liabilities, revenues and expenses relating to these consortia are accounted for in the financial statements individually, observing the applicable specific accounting policies and reflecting the portion of the contractual rights and obligations that the Company has.

27.1.	Production Individualization Agreements (AIPs)

Petrobras has AIPs signed in Brazil with partner companies in E&P consortia which provides for the equalization of expenses and production volumes, mainly related to the following fields: Agulhinha, Berbigão, Budião Noroeste, Budião Sudeste, the pre-salt layer of Jubarte, Sapinhoá, Sururu and Tupi.

The table below presents changes in the estimate of reimbursements payable relating to the execution of the AIPs submitted for the approval of the ANP:

	2025	2024
Opening balance	577	462
Additions (write-offs) of assets	(220)	230
Payments made	(285)	(1)
Other (income) and expenses	241	16
Translation adjustments	96	(130)
Closing balance	409	577

These changes reflect the best available estimate of the assumptions used in the calculation base and the sharing of assets in areas to be equalized.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Agreements closed in 2025

a) Jubarte pre-salt layer shared reservoir

In May 2025, the Company submitted for approval of ANP the AIP of the Jubarte pre-salt layer shared reservoir in the Campos basin, comprising Jubarte field, uncontracted areas of the Brazilian Federal Government and Argonauta field. In July 2025, ANP approved this AIP, effective as of August 1, 2025. Following this agreement, the interests of each area in the Jubarte shared reservoir are:

•	Jubarte field (Petrobras) - 97.25%;
•	uncontracted areas (Brazilian Federal Government represented by PPSA) - 1.89%; and
•	Argonauta field (Shell, ONGC and Brava) - 0.86%.

This agreement resulted in a US$ 325 write-off of assets and a US$ 753 expense recognized in other operating income (expenses). In October 2025, the Agreement on Expenditure and Volume Equalizaton (AEGV) was signed and Petrobras paid US$ 285 to PPSA.

The equalization related to Petrobras and the partners of Argonauta field is still ongoing.

b) Tupi shared reservoir

On November 12, 2025, ANP approved an amendment to the AIP of Tupi shared reservoir, in the Campos basin, effective as of December 1, 2025, comprising Tupi field, Sul de Tupi field and uncontracted areas.

Following this amendment, the interest of Petrobras in the Tupi shared reservoir increased from 67.216% to 67.457%. The interests of each area in the Tupi shared reservoir become:

•	Petrobras – 67.457%;
•	Shell – 22.65%;
•	Petrogal – 9.06%;
•	uncontracted areas (Brazilian Federal Government represented by PPSA) – 0.833%

This redetermination resulted in a US$ 130 addition to property, plant and equipment and a US$ 537 income recognized in other operating income (expenses). The equalization process between Petrobras, partners and PPSA is currently under negotiation.

Accounting policy for production individualization agreements

An individualization agreement occurs when a reservoir extends across two or more license or contract areas. In this case, partners pool their individual interests in return for an interest in the overall unit (shared reservoir) and determine their new share in the single producing unit.

Events that occurred prior to the individualization agreement may lead to the need for compensation between the partners. The compensation will be the difference between the expenses actually incurred by each party up to the reference date and those that should have been incurred by each party if the established participations in the shared reservoir by the AIP were already in effect during that period.

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

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

28.	Investments
28.1.	Information on direct subsidiaries, joint arrangements and associates

	Main business segment	% Petrobras' ownership	% Petrobras' voting rights	Sales revenues (1)	Share-holders’ equity (deficit)	Net income (loss)for the year	Country
Subsidiaries
Petrobras International Braspetro - PIB BV	Several	100.00	100.00	42,613	63,714	3,848	Netherlands
Petrobras Transporte S.A. - Transpetro	RT&M	100.00	100.00	2,246	1,077	189	Brazil
Petrobras Biocombustível S.A.	G&LCE	100.00	100.00	335	152	1	Brazil
Araucária Nitrogenados S.A.	RT&M	100.00	100.00	−	229	(80)	Brazil
Termomacaé S.A.	G&LCE	100.00	100.00	11	55	8	Brazil
Braspetro Oil Services Company - Brasoil	Corporate, others	100.00	100.00	−	1	−	Cayman Islands
Termobahia S.A.	G&LCE	98.85	98.85	−	60	10	Brazil
Baixada Santista Energia S.A.	G&LCE	100.00	100.00	−	50	(5)	Brazil
Fundo de Investimento Imobiliário RB Logística - FII	Corporate, others	99.15	99.15	−	24	5	Brazil
Procurement Negócios Eletrônicos S.A.	Corporate, others	72.00	49.00	14	3	2	Brazil
Petrobras Comercializadora de Gás e Energia e Participações S.A.	G&LCE	100.00	100.00	31	13	8	Brazil
Transportadora Brasileira Gasoduto Bolívia - Brasil S.A.	G&LCE	51.00	51.00	266	63	80	Brazil
Petrobras Bioeconomia FIDC IS	Corporate, others	49.01	49.01	−	21	2	Brazil
Associação Petrobras de Saúde - APS (2)	Corporate, others	93.47	93.47	988	144	12	Brazil
Joint operations
Fábrica Carioca de Catalizadores S.A. - FCC	RT&M	50.00	50.00	57	47	13	Brazil
Joint ventures
Logum Logística S.A.	RT&M	30.00	30.00	−	202	(22)	Brazil
Petrocoque S.A. Indústria e Comércio	RT&M	50.00	50.00	−	35	30	Brazil
Refinaria de Petróleo Riograndense S.A.	RT&M	33.20	33.33	−	(39)	(47)	Brazil
Brasympe Energia S.A.	G&LCE	20.00	20.00	−	13	(1)	Brazil
Metanor S.A. - Metanol do Nordeste	RT&M	34.54	50.00	−	22	4	Brazil
Companhia de Coque Calcinado de Petróleo S.A. - Coquepar	RT&M	45.00	45.00	−	−	−	Brazil
Associates
Braskem S.A. (3)	RT&M	36.15	47.03	−	(642)	72	Brazil
Energética SUAPE II S.A.	G&LCE	20.00	20.00	−	101	34	Brazil
Nitrocolor Produtos Químicos LTDA.	RT&M	38.80	38.80	−	−	−	Brazil
Bioenergética Britarumã S.A.	G&LCE	30.00	30.00	−	−	−	Brazil
Transportadora Sulbrasileira de Gás - TSB	G&LCE	25.00	25.00	−	3	1	Brazil
(1) Sales revenues refer to the home country of companies. Regarding PIBBV, the composition of sales revenue is: 52% in the Netherlands, 27% in the United States, and 21% in Singapore.
(2) APS is a non-profit civil association, which carries out health assistance activities, and is consolidated in the Company’s financial statements.
(3) Equity and net income at September 30, 2025, most current public information.

The main investees of PIB BV are:

•	Petrobras Global Trading B.V. – PGT (100%, based in the Netherlands), dedicated to the trade of oil, oil products, biofuels and LNG (liquefied natural gas), as well as to the funding of its activities in light of Petrobras;
•	Petrobras Global Finance B.V. – PGF (100%, based in the Netherlands); the finance subsidiary of Petrobras, raising funds through bonds issued in the international capital market;
•	Petrobras America Inc. – PAI (100%, based in the United States), dedicated to trading and E&P activities (MP Gulf of Mexico, LLC);
•	Petrobras Singapore Private Limited - PSPL (100%, based in Singapore), which operates primarily in the trading of crude oil, oil products, biofuels and liquefied natural gas (LNG); and
•	Petrobras Netherlands B.V. - PNBV (100%, based in the Netherlands), operates through joint operations in Tupi BV (67.59%), Guará BV (45%), Papa Terra BV (62.5%), Roncador BV (75%) and Iara BV (90.11%), dedicated to the construction and lease of equipment and platforms for Brazilian E&P consortia, all of them based in the Netherlands; and Petrobras Frade Inversiones SA - PFISA (100%), based in Uruguay. In addition, PNBV operates in the E&P segment through branches in São Tomé and Príncipe and South Africa. The subsidiaries BJOOS BV, Agri BV and Libra BV were liquidated in 2025 and, currently, the Company is assessing the liquidation of Guara BV, Papa-Terra BV, Roncador BV and PFISA, where conditions precedent are pending. Subsequently, the Company will assess the liquidation of Tupi BV and Iara BV.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

28.2.	Investments in associates and joint ventures

	Balance at 12.31.2024	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments	CTA	OCI	Dividends	Balance at 12.31.2025
Joint Ventures	481	4	−	107	1	−	(129)	464
MP Gulf of Mexico, LLC/PIB BV	298	−	−	58	(1)	−	(65)	290
Compañia Mega S.A. - MEGA	163	−	−	37	1	−	(52)	149
Other joint ventures	20	4	−	12	1	−	(12)	25
Associates	175	6	(4)	(159)	(175)	246	(6)	83
Other investments	3	−	−	−	−	−	−	3
Total	659	10	(4)	(52)	(174)	246	(135)	550

	Balance at 12.31.2023	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments	CTA	OCI	Dividends	Balance at 12.31.2024
Joint Ventures	481	13	−	125	(4)	−	(134)	481
MP Gulf of Mexico, LLC/PIB BV	340	−	−	75	1	−	(118)	298
Compañia Mega S.A. - MEGA	119	−	−	60	1	−	(17)	163
Other joint ventures	22	13	−	(10)	(6)	−	1	20
Associates	873	9	(12)	(752)	323	(261)	(5)	175
Other investments	4	−	−	−	(1)	−	−	3
Total	1,358	22	(12)	(627)	318	(261)	(139)	659

28.3.	Investments in non-consolidated listed companies

	Thousand-share lot			Quoted stock exchange prices (US$ per share)		Fair value
	12.31.2025	12.31.2024	Type	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Associate
Braskem S.A.	212,427	212,427	Common	1.47	1.95	312	415
Braskem S.A.	75,762	75,762	Preferred A	1.43	1.87	109	142
						421	557

The fair value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

28.4.	Non-controlling interest

The total amount of non-controlling interest at December 31, 2025 is US$ 326 (US$ 244 in 2024) primarily comprising US$ 279 of FIDC (US$ 201 in 2024); and US$ 31 of Transportadora Brasileira Gasoduto Brasil-Bolívia – TBG (US$ 30 in 2024).

Condensed financial information is set out as follows:

	FIDC		TBG
	2025	2024	2025	2024
Current assets	11,189	14,839	128	156
Property, plant and equipment	−	−	265	246
Other non-current assets	−	−	4	4
	11,189	14,839	397	406
Current liabilities	−	13	151	159
Non-current liabilities	−	−	182	186
Shareholders' equity	11,189	14,826	64	61
	11,189	14,839	397	406
Sales revenues	−	−	266	313
Net income	1,545	1,317	81	85
Increase (decrease) in cash and cash equivalents	(725)	203	(47)	(51)

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

The Company invests in joint ventures and associates in Brazil and abroad, whose activities are related to petrochemical, refining, production, trade and logistics of oil products, biofuels, thermoelectric power plants, and other activities. Condensed financial information is set out below:

	2025				2024

	Joint ventures			Associates(1)	Joint ventures			Associates(1)

	In Brazil	MP Gulf of Mexico, LLC	Other companies abroad		In Brazil	MP Gulf of Mexico, LLC	Other companies abroad

Current assets	268	488	224	4,882	345	400	271	6,102
Non-current assets	267	−	36	3,580	242	6	22	3,365
Property, plant and equipment	495	1,750	397	6,961	418	1,808	305	6,594
Other non-current assets	15	1	−	1,302	29	−	−	1,267
	1,045	2,239	657	16,725	1,034	2,214	598	17,328
Current liabilities	268	346	133	4,110	284	315	99	4,554
Non-current liabilities	538	381	87	12,400	498	425	19	12,641
Shareholders' equity	233	1,221	437	150	246	1,176	480	43
Non-controlling interest	6	291	−	65	6	298	−	90
	1,045	2,239	657	16,725	1,034	2,214	598	17,328

Sales revenues	798	692	203	9,840	786	1,124	149	14,430
Net Income (loss) for the year	(35)	276	107	29	(25)	481	208	(2,119)
Ownership interest - %	20 to 50%	20%	34 to 45%	20 to 38.8%	20 to 50%	20%	34 to 45%	20 to 38.8%
(1) Mainly composed of Braskem.

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

29.	Disposal of assets and other transactions

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		12.31.2025	12.31.2024
	E&P	Total	Total
Assets classified as held for sale
Property, plant and equipment (1)	25	25	510
Total	25	25	510
Liabilities on assets classified as held for sale
Provision for decommissioning costs (1)	103	103	713
Total	103	103	713
(1) In 2025, the reduction is related to the sale of the Cherne and Bagre fields. For more information, see note 29.1.

29.1.	Closed sales

In August 2025, Petrobras closed the sale of the Company's entire interest in Cherne and Bagre producing fields, located in the shallow waters of the Campos Basin, to Perenco Petróleo and Gás (“Perenco”).

The transaction was closed with the payment of US$ 9 to Petrobras, in addition to US$ 1 paid to Petrobras in April 2024, at the signing of the transaction. A US$ 2 gain was recognized in other income and expenses within results on disposal/write-offs of assets.

These fields had their production interrupted in March 2020, and their respective production facilities have been idled since then. This sale agreement provided for compensation adjustments to be paid by Petrobras to Perenco to maintain the operating conditions of these assets, intended to make Perenco resume production of these fields as an alternative to their decommissioning, which is no longer an obligation of Petrobras.

Accounting Policy for assets and liabilities held for sale

Assets and liabilities associated with these assets are classified as held for sale if their carrying amounts will be recovered mainly through a sale transaction.

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

Assets and liabilities associated with these assets classified as held for sale are measured at the lower of their carrying amount or fair value less disposal expenses.

For non-current assets classified as held for sale, provisions for decommissioning costs related to these assets are also disclosed. Any commitments for decommissioning assumed by the Company as a result of a sale are recognized after the closing of the transaction, in accordance with the contractual terms.

29.2.	Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets.

The transactions that may generate revenue recognition, accounted for within other income and expenses, are presented below:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Transaction	Closing date	Contingent assets at the closing date	Assets recognized in 2025	Assets recognized in previous periods	Balance of contingent assets as of December 31, 2025
Surplus volume of the Transfer of Rights Agreement
Sepia and Atapu (1)	April 2022	5,263	242	1,272	3,744
Sales in previous years
Riacho da Forquilha cluster	December 2019	62	−	58	4
Pampo and Enchova cluster	July 2020	650	55	303	292
Baúna field	November 2020	285	18	253	14
Cricare cluster	December 2021	118	−	106	12
Peroá cluster	August 2022	43	16	10	17
Papa-Terra field	December 2022	90	22	32	36
Albacora Leste field	January 2023	250	−	225	25
Norte Capixaba cluster	April 2023	66	−	33	33
Golfinho and Camarupim clusters	August 2023	60	−	20	40
Total		6,887	353	2,312	4,217
(1) The amount recorded in other income and expenses, net is adjusted to present value (see note 11). In December 2025, considering that the average Brent price range did not reach the maximum limit of US$ 70/bbl, this contingent asset was reduced to US$ 5,258.

Sépia and Atapu

In 2022, Petrobras signed Production Individualization Agreements (AIPs) for Atapu and Sépia fields, according to the results of the Second Bidding Round for the Surplus Volume of the Transfer of Rights Agreement in the Production Sharing regime, which was held in 2021. Petrobras explores the Sépia field as part of a consortium with TotalEnergies (28% interest), Petronas Petróleo Brasil Ltda. (21% interest) and QP Brasil Ltda. (21% interest), and explores the Atapu field as part of a consortium with Shell Brasil Petróleo Ltda (25% interest) and TotalEnergies EP Brasil Ltda. (22.5% interest).

In addition to the amounts received by Petrobras in previous years following the signing of the AIPs, as established in Ordinance No. 8/2021, until 2032, whenever the price of Brent oil reaches an annual average ranging from US$ 40.00 to US$ 70.00, an earnout is due to Petrobras.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

30.	Finance debt
30.1.	Balance by type of finance debt

In Brazil	12.31.2025	12.31.2024
Banking market	4,514	2,828
Capital market	3,017	2,225
Development banks (1)	532	508
Others	3	2
Total	8,066	5,563
Abroad
Banking market	3,081	3,691
Capital market	13,983	12,265
Export credit agency	1,189	1,508
Others	122	135
Total	18,375	17,599
Total finance debt	26,441	23,162
Current	2,186	2,566
Non-current	24,255	20,596
(1) Includes BNDES.

Current finance debt is composed of:

	12.31.2025	12.31.2024
Short-term debt	20	10
Current portion of long-term debt	1,616	2,132
Accrued interest on short and long-term debt	550	424
Total	2,186	2,566

The capital market balance is mainly composed of US$ 13,418 in global notes issued abroad by the wholly owned subsidiary PGF, as well as US$ 2,058 in debentures and US$ 898 in commercial notes issued by Petrobras in reais in Brazil.

The balance of global notes has maturities between 2027 to 2115 and does not require collateral. Such financing was carried out in dollars (93%) and pounds (7%).

The debentures and the commercial notes, with maturities between 2026 and 2045, do not require collateral and are not convertible into shares or equity interests.

30.2.	Changes in finance debt

	In Brazil	Abroad	Total
Balance at December 31, 2024	5,563	17,599	23,162
Proceeds from finance debt	2,218	3,102	5,320
Repayment of principal (1)	(729)	(2,545)	(3,274)
Repayment of interest (1)	(704)	(1,132)	(1,836)
Accrued interest (2)	882	1,194	2,076
Foreign exchange/ inflation indexation charges	51	(44)	7
Translation adjustment	785	201	986
Balance at December 31, 2025	8,066	18,375	26,441

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	In Brazil	Abroad	Total
Balance at December 31, 2023	6,090	22,711	28,801
Proceeds from finance debt	1,132	997	2,129
Repayment of principal (1)	(526)	(6,045)	(6,571)
Repayment of interest (1)	(418)	(1,505)	(1,923)
Accrued interest (2)	483	1,498	1,981
Foreign exchange/ inflation indexation charges	177	508	685
Translation adjustment	(1,375)	(565)	(1,940)
Balance at December 31, 2024	5,563	17,599	23,162
(1) Includes pre-payments.
(2) Includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

30.3.	Reconciliation with cash flows from financing activities

			2025			2024
	Proceeds from finance debt	Repayment of principal	Repayment of interest	Proceeds from finance debt	Repayment of principal	Repayment of interest
Changes in finance debt	5,320	(3,274)	(1,836)	2,129	(6,571)	(1,923)
Discount/(premium) on repurchase of debt securities	−	(6)	−	−	10	−
Deposits linked to finance debt (1)	−	(46)	−	−	25	5
Net cash used in financing activities	5,320	(3,326)	(1,836)	2,129	(6,536)	(1,918)
(1) Deposits linked to finance debt with China Development Bank, with semiannual settlements in June and December.

In 2025, the Company:

•	repaid several finance debts, in the amount of US$ 5,162, notably: (i) US$ 3,081 in the banking market, including the pre-payments of US$ 610 of loans in the domestic and international banking markets; (ii) US$ 1,526 in the capital market, notably the repurchase and withdrawal of US$ 457 of securities in the international capital market; (iii) US$ 409 to the export credit agencies; (iv) US$ 99 to the development banks; (v) US$ 47 to others; and
•	raised US$ 5,320, notably: (i) proceeds in the international capital market (global notes), in the amount of US$ 1,962, with maturities in 2030 and 2036; (ii) proceeds in the domestic banking market, in the amount of US$ 1,686; (iii) proceeds in the international banking market, in the amount of US$ 1,122; and (iv) public offering of debentures, in the amount of USS$ 516, with maturities in 2035, 2040, and 2045.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

30.4.	Summarized information on current and non-current finance debt

Maturity in	2026	2027	2028	2029	2030	2031 onwards	Total (1)	Fair Value

Financing in U.S. Dollars:	1,447	2,000	1,563	709	2,036	8,874	16,629	16,630
Floating rate debt (2)	1,165	1,321	523	144	699	220	4,072
Fixed rate debt	282	679	1,040	565	1,337	8,654	12,557
Average interest rate p.a.	6.3%	6.0%	5.7%	6.1%	6.2%	6.6%	6.4%
Financing in Brazilian Reais):	671	147	138	962	635	5,203	7,756	7,248
Floating rate debt (3)	285	34	34	34	528	4,754	5,669
Fixed rate debt	386	113	104	928	107	449	2,087
Average interest rate p.a.	10.1%	9.3%	9.6%	9.9%	10.4%	8.1%	9.3%
Financing in Euro:	21	−	105	26	52	361	565	562
Fixed rate debt	21	−	105	26	52	361	565
Average interest rate p.a.	4.6%	0.0%	4.7%	4.7%	4.7%	4.8%	4.7%
Financing in Pound Sterling:	41	−	−	396	−	556	993	988
Fixed rate debt	41	−	−	396	−	556	993
Average interest rate p.a.	6.1%	0.0%	0.0%	6.1%	0.0%	6.6%	6.3%
Financing in Renminbi:	6	5	5	5	477	−	498	479
Floating rate debt	6	5	5	5	477	−	498
Average interest rate p.a.	3.1%	3.1%	3.1%	3.1%	3.1%	0.0%	3.1%
Total as of December 31, 2025	2,186	2,152	1,811	2,098	3,200	14,994	26,441	25,907
Average interest rate (4)	7.3%	6.8%	6.8%	7.1%	7.2%	6.6%	6.7%
(1) The average maturity of outstanding debt as of December 31, 2025 is 11.70 years (12.52 years as of December 31, 2024).
(2) Operations with variable index + fixed spread.
(3) Operations with variable index + fixed spread, if applicable.
(4) On December 31, 2024, the total fair value is US$ 22,213 and the average interest rate p.a. is 6.8%.

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

•	Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 13,390 as of December 31, 2025 (US$ 11,174 of December 31, 2024); and
•	Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 12,517 as of December 31, 2025 (US$ 11,039 as of December 31, 2024).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 33.3.1.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Maturity	2026	2027	2028	2029	2030	2031 and thereafter	12.31.2025	12.31.2024
Principal	1,663	2,187	1,904	2,141	3,283	15,396	26,574	23,473
Interest	1,952	1,790	1,623	1,576	1,401	14,343	22,686	20,388
Total (1)	3,615	3,977	3,527	3,717	4,684	29,739	49,260	43,861
(1) A maturity schedule of the lease arrangements (nominal amounts) is set out in note 31.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

30.5.	Lines of credit

						12.31.2025
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
PGT BV (1)	Syndicate of banks	12/16/2021	11/16/2028	4,111	−	4,111
PGT BV (2)	Syndicate of banks	8/7/2025	11/16/2028	1,060	−	1,060
Total				5,171	−	5,171

In Brazil
Petrobras	Bradesco	12/22/2025	11/22/2030	273	−	273
Petrobras	Banco Itaú	07/30/2025	07/31/2030	273	−	273
Petrobras (3)	Banco do Brasil	03/23/2018	09/26/2030	636	−	636
Petrobras	Banco do Brasil	10/4/2018	4/9/2029	727	−	727
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	60	−	60
Total				1,969	−	1,969
(1) On July 8, 2025, the balance of the line of credit was changed from US$ 5,000 to US$ 4,111.
(2) On July 8, 2025, the US$ 2,050 line of credit was cancelled and the new US$ 1,060 line of credit was contracted.
(5) On April 3, 2025, a new amendment was made that increased the amount of the line of credit from US$ 363 (R$ 2 billion) to US$ 636 (R$ 3.5 billion).

30.6.	Covenants and Collateral
30.6.1.	Covenants

The Company has covenants requiring, among other obligations i) the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by Independent Registered Public Accounting Firm) and audited financial statements within 120 days of the end of each fiscal year; ii) Negative Pledge / Permitted Liens clause.

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

In 2025, there were no defaults, breaches of covenants or adverse changes in clauses that would result in changes to the payment terms of loan and financing agreements.

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

30.6.2.	Collateral

Most of the Company’s debt is unsecured, but certain specific funding instruments to promote economic development are collateralized. Such contracts represent 7.4% of the total financing, notably a Financing agreement with China Development Bank (CDB).

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

The Company is the lessee in agreements primarily including oil and gas producing units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and buildings. Changes in the balance of lease liabilities are presented below:

	Lessors in Brazil	Lessors abroad	Total
Balance at December 31, 2024	5,484	31,665	37,149
Remeasurement / new contracts	3,019	9,575	12,594
Payment of principal and interest	(2,669)	(6,740)	(9,409)
Interest expenses	491	2,192	2,683
Foreign exchange losses	(342)	(3,956)	(4,298)
Translation adjustment	663	3,970	4,633
Balance at December 31, 2025	6,646	36,706	43,352
Current			10,037
Non-current			33,315

	Lessors in Brazil	Lessors abroad	Total
Balance at December 31, 2023	6,792	27,007	33,799
Remeasurement / new contracts	1,589	8,128	9,717
Payment of principal and interest	(2,649)	(5,192)	(7,841)
Interest expenses	529	1,765	2,294
Foreign exchange losses	716	6,986	7,702
Translation adjustment	(1,493)	(7,068)	(8,561)
Transfers	−	39	39
Balance at December 31, 2024	5,484	31,665	37,149
Current			8,542
Non-current			28,607

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

Nominal Future Payments	2026	2027	2028	2029	2030	2031 onwards	Total (2)	Recoverable taxes (2)
Without readjustment
Vessels	5,235	3,577	1,846	679	321	1,731	13,389	272
Others	215	185	138	97	55	28	718	60
With readjustment - abroad (1)
Vessels	396	394	207	67	24	7	1,095	−
Platforms	3,373	2,939	2,851	2,829	2,711	30,205	44,908	−
With readjustment - Brazil
Vessels	765	513	335	125	2	34	1,774	140
Properties	134	173	149	109	97	1,246	1,908	28
Others	248	213	145	102	106	41	855	63
Nominal amounts on December 31, 2025	10,366	7,994	5,671	4,008	3,316	33,292	64,647	563
(1) Contracts signed in the U.S. dollars.
(2) On December 31, 2024, the nominal amounts of future payments are US$ 55,117 and the recoverable taxes are US$ 509.

The following table presents the main information on leases by class of underlying assets, where platforms and vessels represent 95% of the lease liability:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Present Value of Future Payments (1)	Discount rate (%)	Average Period (years)	Recoverable taxes	12.31.2025	12.31.2024
Without readjustment
Vessels	4.9995	4.4	272	12,038	9,875
Others	5.2721	3.7	60	652	440
With readjustment - abroad
Platforms	6.4614	18.4	−	26,612	23,292
Vessels	5.3131	2.9	−	1,015	964
With readjustment - Brazil
Vessels	12.9138	2.6	140	1,510	1,313
Properties	8.1450	24.8	28	839	734
Others	11.6808	4.1	63	686	531
Total	6.0250	14.6	563	43,352	37,149
(1) Incremental nominal rate on company debt calculated from the yield curve of bonds and credit risk of the Company, as well as terms.

In certain contracts, there are variable payments and terms of less than 1 year recognized as expenses:

	12.31.2025	12.31.2024
Variable payments	1,083	1,035
Up to 1 year maturity	13	96
Variable payments x fixed payments	11%	13%

At December 31, 2025, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is US$ 20,356 (US$ 65,034 at December 31, 2024).

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 33.3.

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

Unwinding of discount on the lease liability is classified as finance expense, while payments reduce their carrying amount. According to the Company’s foreign exchange risk management, foreign exchange variations on lease liabilities denominated in U.S. dollars are designated as instruments to protect cash flow hedge relationships from highly probable future exports (see note 33.3.1).

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

As of December 31, 2025, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101. The table below shows the composition of shares, in each period, all registered, book-entry and with no par value.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	12.31.2025	12.31.2024
Common shares	7,442,231,382	7,442,454,142
Preferred shares	5,446,501,379	5,602,042,788
Subscribed and fully paid shares	12,888,732,761	13,044,496,930

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

On January 29, 2025, the Board of Directors approved the cancellation of a total of 155,764,169 treasury shares, without reducing the share capital. The effects of this cancellation were reflected in capital reserve (US$ 2) and profit retention reserve, within profit reserves (US$ 1,116).

On April 16, 2025, the Annual General Shareholders Meeting approved a proposal to update the Company's Bylaws to reflect the current number of shares.

32.2.	Capital reserve

Capital reserve comprises treasury shares owned by Petrobras. In 2025, the reserve balance was used to cancel shares (US$ 1 as of December 31, 2024).

32.3.	Capital transactions
32.3.1.	Change in interest in subsidiaries

It includes any excess of amounts paid/received over the carrying value of the interest acquired/disposed. Changes in interests in subsidiaries that do not result in loss of control of the subsidiary are equity transactions.

32.3.2.	Treasury shares

On January 29, 2025, the Board of Directors approved the cancellation of the total of 155,764,169 treasury shares, without reducing the share capital (see note 32.1).

As of December 31, 2024, shares held in treasury in the amount of US$ 1,118 were represented by 222,760 common shares and 155,541,409 preferred shares.

32.4.	Other comprehensive income

The composition of the other comprehensive income is presented in the following table:

	2025	2024
Actuarial losses on defined benefit pension plans	(15,728)	(12,975)
Share of other comprehensive income (loss) in equity-accounted investments	(681)	(927)
Unrealized losses on cash flow hedge - highly probable future exports	(13,845)	(20,360)
Translation adjustments	(75,027)	(75,208)
Total	(105,281)	(109,470)

32.5.	Appropriation of net income
32.5.1.	Profit reserves

The following table presents the final balance of profit reserves as disclosed in the Statements of changes in shareholders’ equity:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Legal (1)	R&D reserve (2)	Capital remuneration	Tax incentives	Profit retention	Additional dividends proposed	Total
Balance at January 1, 2024	12,846	3,397	8,428	1,998	43,038	2,934	72,641
Additional dividends proposed	−	−	(4,244)	−	−	(2,934)	(7,178)
Transfer to reserves	−	−	−	130	−	−	130
Dividends	−	−	(4,184)	−	(1,440)	1,477	(4,147)
Balance at December 31, 2024	12,846	3,397	−	2,128	41,598	1,477	61,446

Balance at January 1, 2025	12,846	3,397	−	2,128	41,598	1,477	61,446
Cancellation of treasury shares	−	−	−	−	(1,116)	−	(1,116)
Additional dividends proposed	−	−	−	−	−	(1,477)	(1,477)
Transfer to reserves	−	−	−	148	12,132	−	12,280
Dividends	−	−	−	−	−	1,467	1,467
Balance at December 31, 2025	12,846	3,397	−	2,276	52,614	1,467	72,600
(1) In 2025, no appropriation was made to this reserve, as it had reached its legal limit.
(2) In 2025, no appropriation was made to this reserve, as it had reached the limit established in the Company’s bylaws.

Legal reserve

It represents the accumulated balance of 5% of the net income for each year, calculated pursuant to article 193 of the Brazilian Corporation Law, limited to 20% of the share capital (calculated in Brazilian reais). The balance of this reserve may only be used to compensate losses or increase capital.

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

As of December 31, 2025, this reserve referring to a subsidy incentive for investments, granted by the Superintendencies for Development of the Northeast Region of Brazil (SUDENE) and of the Amazon (SUDAM).

Profit retention reserve

It includes funds intended for capital expenditures, primarily in oil and gas exploration and development activities, as per the capital budget of the Company, pursuant to article 196 of the Brazilian Corporation Law.

32.5.2.	Distributions to shareholders

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

Preferred shares participate in the distribution of dividends, on a non-cumulative basis, on equal terms with common shares when the amount to be distributed exceeds the minimum percentage established in the Company's bylaws for preferred shares.

a)	Shareholders Remuneration Policy

The Company’s policy on distributions to shareholders, approved by the Company’s Board of Directors on July 28, 2023, defines the following:

•	minimum distribution of US$ 4,000 for fiscal years when the average Brent price exceeds US$ 40 per barrel, which shall be distributed regardless of its level of indebtedness, provided that the parameters set forth in the policy are observed. This distribution will be equal to both common and preferred shares, once it exceeds the minimum value for preferred shares provided for in the Company's bylaws;
•	in the event of gross debt (comprising current and non-current finance debt and lease liability) equal to or less than the maximum debt level defined in the strategic plan (US$ 75,000 in the 2026-2030 Business Plan), in addition to the existence of net income attributable to shareholders of Petrobras, to be verified at the end of the year, the Company shall distribute to its shareholders 45% of the difference between consolidated net cash provided by operating activities and consolidated cash used in the acquisition of PP&E and intangible assets and on the acquisition of equity interests, calculated in Brazilian reais, provided that the result of this calculation exceeds US$ 4,000 and does not compromise the financial sustainability of the Company. This calculation will be applied on a quarterly basis;
•	any amounts related to share repurchases, as disclosed in the consolidated statement of cash flows, are be deducted from the amount resulting of the formula applied each quarter;
•	the Company may, in exceptional cases, distribute extraordinary remuneration to its shareholders, higher than the minimum mandatory dividends or than the amount calculated according to this policy, provided that the financial sustainability of the Company is preserved;
•	the distribution of remuneration to shareholders shall be made on a quarterly basis;
•	the Company may exceptionally distribute dividends even if there is no net income for the year, in accordance with the rules provided for the Brazilian Corporation Law and the criteria defined in this policy.

Petrobras seeks, through its shareholders remuneration policy, to ensure short, medium and long-term financial sustainability, providing predictability to the dividend payments to shareholders.

b)	Proposed remuneration to the shareholders of Petrobras

For 2025, the proposed remuneration to the shareholders of Petrobras amounts to US$ 7,507, was based on the shareholders remuneration policy of 45% of the free cash flow (calculated in Brazilian Reais), as set bellow.

	2025	2024
Dividends and interest on capital	7,507	13,076
Share repurchase program (1)	−	381
Total capital remuneration reserve	7,507	13,457
(1) Excludes transaction costs on the repurchase of shares.

c)	Anticipation of dividends relating to 2025

In 2025, the Board of Directors approved the anticipation of dividends and interest on capital in the total amount of US$ 5,922 (R$32,535 million), equivalent to US$ 0,4595 (R$ 2,5243) per common and preferred shares, based on the net income of the period from January to September 2025 (interim), as shown in the following table:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Date of approval by the Board of Directors	Date of record	Amount per common and preferred share	Amount
Interim dividends and interest on capital - 1st quarter of 2025	05.12.2025	06.02.2025	0.1600	2,062
Interim dividends and interest on capital - 2nd quarter of 2025	08.07.2025	08.21.2025	0.1230	1,585
Interim dividends and interest on capital - 3rd quarter of 2025	11.06.2025	12.22.2025	0.1765	2,275
Total anticipated remuneration to the shareholders of Petrobras			0.4595	5,922
Update by the SELIC interest rate (1)			0.0092	118
Total anticipated dividends			0.4687	6,040
(1) The amount of update by the SELIC interest rate on capital per share was calculated based on shares outstanding on December 31, 2025.

According to the Company’s bylaws, these amounts are indexed to the Selic interest rate, from the date of the payment to the end of the fiscal year (US$ 118) and are considered in determining the remaining dividends to be paid relating to 2025.

The interest on capital anticipated in 2025 resulted in a deductible expense which reduced the income tax expense by US$ 1,364 This amount was subject to withholding income tax (IRRF) of 15%, except for immune and exempt shareholders, as established in applicable law.

d)	Proposed dividends

The Dividends for 2025, proposed by management for approval at the Annual General Shareholders Meeting, amounts to US$ 7,507 (US$ 0.5814 per outstanding share), including the minimum mandatory dividend of 25% of the adjusted net income (US$ 4,967) and additional dividends proposed of US$ 2,539 arising from the remaining portion of retained earnings. This proposal is superior to the priority of preferred shares and in accordance with the shareholders remuneration policy.

On November 27, 2025, law No. 15,270/2025 was published, establishing the withholding income tax at a 10% rate on dividends distributed to individuals domiciled in Brazil, when such dividends exceed R$ 50 thousand per month. The 10% rate also applies to dividends distributed abroad to individuals or legal entities, regardless of the amount, except in specific situations provided for by law.  In addition, supplementary law No. 224/2025 increased the withholding income tax rate applicable to interest on capital from 15% to 17.5%. Both laws are effective as of January 1, 2026, and the Company is adopting the necessary measures to ensure compliance with this legislation.

On April 16, 2025, the Annual General Shareholders Meeting approved the distributions to shareholders relating to 2024, in the amount of US$ 13,076 (US$ 1.0146 per outstanding share), including the minimum mandatory dividend of 25% of the adjusted net income (US$ 1,446) and additional dividends proposed of US$ 6,006 arising from the remaining portion of retained earnings, in addition to US$ 5,624 arising from the capital remuneration and profit retention reserves.

e)	Dividends payable

As of December 31, 2025, dividends payable within current liabilities, amounting to US$ 2,095, net of withholding income taxes over interest on capital US$ 136, relate to the anticipation of dividend approved on November 6, 2025, related to the third quarter of 2025. The first installment of these dividends was paid on February 20, 2026 and the second installment was paid on March 20, 2026.

Changes in the balance of dividends payable are set out as follows:

	2025	2024
Consolidated opening balance of dividends payable	2,657	3,539
Opening balance of dividends payable to non-controlling shareholders	19	38
Opening balance of dividends payable to shareholders of Petrobras	2,638	3,501
Additions relating to complementary dividends	1,477	7,178
Additions relating to anticipated dividends	5,922	11,493
Payments made	(8,114)	(18,327)
Indexation to the Selic interest rate	149	385
Transfers to unclaimed dividends	(27)	(64)
Withholding income taxes over interest on capital and indexation to the Selic interest rate (1)	(384)	(383)
Translation adjustment	414	(1,145)
Closing balance of dividends payable to shareholders of Petrobras	2,075	2,638
Closing balance of dividends payable to non-controlling shareholders	20	19
Consolidated closing balance of dividends payable	2,095	2,657
(1) Includes US$ 2 over dividends approved in 2024 and US$ 367 over dividends approved in 2025, as well as US$ 15 over the updated by the Selic interest rate of dividends paid in 2025.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Additional dividends proposed, amounting to US$ 1,467 (US$ 0.1138 per outstanding share), will be maintained in shareholders' equity until its approval on the Annual General Shareholders Meeting, expected to be held in April 2026, when it will be reclassified to liabilities, if approved.

32.5.3.     Unclaimed Dividends

As of December 31, 2025, the balance of dividends not claimed by shareholders of Petrobras is US$ 187, recorded as other current liabilities, as described in note 21 (US$ 276 as of December 31, 2024). The payment of these dividends was not carried out due to the lack of registration data for which the shareholders are responsible with the custodian bank for the Company's shares.

	2025	2024
Changes in unclaimed dividends
Opening balance	276	337
Prescription	(153)	(54)
Transfers from dividends payable	27	64
Translation adjustment	37	(71)
Closing Balance	187	276

Prescribed dividends amounting to US$ 153 in 2025 were transferred to equity, within retained earnings.

The following table presents the Company’s expectation of prescription of unclaimed dividends if missing registration data is uninformed by shareholders of Petrobras.

12.31.2025
Expectation of prescription of unclaimed dividends
2026	74
2027	78
2028	35
187

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

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

32.6.	Earnings per share

		2025			2024			2023
	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	11,337	8,297	19,634	4,343	3,185	7,528	14,221	10,663	24,884
Weighted average number of outstanding shares	7,442,231,382	5,446,501,379	12,888,732,761	7,442,231,382	5,456,530,746	12,898,762,128	7,442,231,382	5,580,057,862	13,022,289,244
Basic and diluted earnings per share - in U.S. dollars	1.52	1.52	1.52	0.58	0.58	0.58	1.91	1.91	1.91
Basic and diluted earnings per ADS equivalent - in U.S. dollars (1)	3.04	3.04	3.04	1.16	1.16	1.16	3.82	3.82	3.82
(1) Petrobras' ADSs are equivalent to two shares.

Basic earnings per share are calculated by dividing the net income (loss) attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period. The change in the weighted average number of outstanding shares is due to the Share repurchase program (preferred shares) which was closed on August 4, 2024, whose shares were cancelled in January 2025, as described in note 32.1.

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

The Company is exposed to a variety of risks arising from its operations, such as price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates.

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

The effects of derivative financial instruments and hedge accounting are set out as follows.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

33.1.	Comprehensive income

Statement of income

Gains/ (losses) recognized in the statement of income
	2025	2024	2023
Foreign exchange rate risk
Cross-currency Swap CDI x Dollar - Note 33.3.1 (b)	65	(96)	81
Cash flow hedge on exports - Note 33.3.1 (a)	(2,141)	(2,992)	(3,763)
Interest rate risk
Swap IPCA X CDI - 33.3.1 (b)	(15)	(78)	25
Recognized in Net finance income (expense)	(2,091)	(3,166)	(3,657)
Price risk (commodity derivatives)
Recognized in other income and expenses	21	42	11
Total	(2,070)	(3,124)	(3,646)

The effects on the statement of income of derivative financial instruments reflect both outstanding transactions as well as transactions closed during the period.

Other comprehensive income

Gains/ (losses) recognized in the period
	2025	2024	2023
Hedge accounting
Cash flow hedge on exports - Note 33.3.1 (a)	9,871	(12,635)	8,317
Deferred income taxes	(3,356)	4,295	(2,830)
Total	6,515	(8,340)	5,487

33.2.	Statement of Financial Position

Assets and Liabilities

	12.31.2025	12.31.2024
Fair value Asset Position (Liability)
Open derivatives transactions	(24)	(101)
Closed derivatives transactions awaiting financial settlement	(5)	1
Recognized in Statements of Financial Position	(29)	(100)
Other assets (note 22)	102	29
Other liabilities (note 22)	(131)	(129)

The following table presents the details of the open derivative financial instruments held by the Company as of December 31, 2025, and represents its risk exposure:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Statement of Financial Position
				Fair value	Fair value hierarchy	Maturity
	Notional value		Asset Position (Liability)
	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Derivatives not designated for hedge accounting
Foreign exchange rate risk (1)
Cross-currency swap - CDI x US$	488	488	(85)	(105)	Level 2	2029
Short position/Foreign currency forwards (BRL/USD)	(20)	(20)	-	−	Level 2	2026
Interest rate risk
Swap - IPCA X CDI	R$ 3,008	R$ 3,008	53	17	Level 2	2029/2034
Price risk
Future contracts - Crude oil and oil products (2)	(3,045)	(1,450)	7	(13)	Level 1	2026
Options - Long put/ Soybean oil (3)	(4)	-	−	−	Level 2	2026
Total open derivative transactions			(25)	(101)
(1) Amounts in US$ and R$ are presented in millions.
(2) Notional value in thousands of bbl.
(3) Notional value in thousands of tons.

Commercial derivatives require guarantees, accounted for as other assets and/or other liabilities.

Guarantees given as collateral
	31.12.2025	12.31.2024
Commodity derivatives	51	69

Equity

Cumulative losses in other comprehensive income (shareholders’ equity)
	2025	2024	2023
Hedge accounting
Cash flow hedge on exports - Note 33.3.1 (a)	(20,974)	(30,845)	(18,210)
Deferred income taxes	7,129	10,485	6,190
Total	(13,845)	(20,360)	(12,020)

33.3.	Market risks
33.3.1.	Foreign exchange rate risk management

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

Foreign exchange variation on future exports denominated in U.S. Dollar in a given period are efficiently hedged by the U.S. dollar debt portfolio taking into account changes in such portfolio over time. Cash flow hedge involving the Company’s future exports are presented in note 33.3.1(a).

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, mitigating foreign exchange rate risk exposure, especially when the Company is exposed to a foreign currency in which no cash inflows are expected. The positions with exchange rate derivatives are presented in note 33.3.

In the short-term, the foreign exchange risk is managed by applying resources in cash or cash equivalent denominated in Brazilian Real, U.S. dollar or in another currency.

a)	Cash flow hedge involving the Company’s future exports

The Company uses hedge accounting for the risk arising from foreign exchange rate variations of “highly probable future exports” (hedged item) by means of foreign exchange rate variations of proportions of certain obligations denominated in U.S. dollars (hedging instruments).

The carrying amounts, the fair value as of December 31, 2025, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.5024 exchange rate are set out below:

		Present value of hedging instrument notional value at 12.31.2025
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$ million
Foreign exchange rate gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange rate gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	January 2026 to December 2035	72,080	396,615

Changes in the present value of hedging instrument notional value	US$ million	R$ million
Amounts designated as of December 31, 2024	65,900	408,073
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	34,537	192,239
Exports affecting the statement of income	(14,732)	(82,271)
Principal repayments / amortization	(13,625)	(75,867)
Foreign exchange rate variations	-	(45,559)
Amounts designated as of December 31, 2025	72,080	396,615
Nominal value of hedging instrument (finance debt and lease liability) at December 31, 2025	93,553	514,768

In 2025, the Company recognized a US$ 126 gain, within foreign exchange rate gains (losses), due to ineffectiveness (a US$ 208 loss in 2024).

The average ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 73.2%.

A roll-forward schedule of cumulative foreign exchange rate losses recognized in equity to be realized by future exports is set out below:

	2025	2024
Opening balance	(30,845)	(18,210)
Recognized in equity	7,730	(15,627)
Reclassified to the statement of income	2,141	2,992
Other comprehensive income (loss)	9,871	(12,635)
Closing balance	(20,974)	(30,845)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following future revisions of the Company’s business plans. A sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in the Business Plan 2026-2030, would not indicate a reclassification from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange rate losses recognized in other comprehensive income to the statement of income as of December 31, 2025, is set out below:

	2026	2027	2028	2029	2030	2031 onwards	Total
Expected realization	(5,773)	(5,931)	(4,066)	(3,492)	(855)	(857)	(20,974)

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

b)	Derivative financial instruments not designated for hedge accounting

In 2019, Petrobras contracted a cross-currency swap aiming to protect against exposure arising from the 7th issuance of debentures, for IPCA x CDI operations, maturing in September 2029 and September 2034, and for CDI x U.S. Dollar operations, maturing in September 2029.

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

Changes in interest rate forward curves (CDI interest rate) may affect the Company's results, due to the market value of these swap contracts. In preparing a sensitivity analysis for these curves, a parallel shock was estimated based on the average maturity of these swap contracts, in the scope of the Company’s Risk Management Policy, which resulted in a 537 basis point effect on the estimated interest rate. The effect of this sensitivity analysis, keeping all other variables constant, is shown in the following table:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Reasonably possible scenario
Swap CDI x USD	(12)

c)	Sensitivity analysis for foreign exchange rate risk on financial instruments

The sensitivity analysis only covers the exchange rate variation and maintains all other variables constant. The probable scenario is referenced on external sources like Focus bulletin and Thomson Reuters, making use of the exchange rate forecast for the end of the following year, as follows:

•	U.S. dollar x real - a 0.04% appreciation of the real;
•	euro x U.S. dollar - a 2.07% appreciation of the euro;
•	pound sterling x U.S. dollar - a 0.23% appreciation of the pound sterling;
•	renminbi x U.S. dollar – a 0.89% appreciation of the renminbi.

The reasonably possible scenario has the same references and considers the risk of a 20% depreciation of the closing exchange rate of the year against the reference currency, except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Risk	Financial Instruments	Exposure at 12.31.2025	Exposure in R$ million	Probable Scenario	Reasonably possible scenario
Dollar/Real	Assets	4,992	27,470	(2)	998
	Liabilities	(119,307)	(656,473)	52	(23,861)
	Exchange rate - Cross currency swap	(488)	(2,687)	−	(98)
	Cash flow hedge on exports	72,080	396,615	(31)	14,416
	Total	(42,723)	(235,075)	19	(8,545)
Euro/Dollar	Assets	1,256	6,912	26	251
	Liabilities	(1,729)	(9,512)	(36)	(346)
	Total	(473)	(2,600)	(10)	(95)
Pound/Dollar	Assets	1,008	5,544	2	202
	Liabilities	(1,985)	(10,924)	(5)	(397)
	Total	(977)	(5,380)	(3)	(195)
Renminbi /Dollar	Assets	1	7	−	−
	Liabilities	(499)	(2,743)	(4)	(100)
	Total	(498)	(2,736)	(4)	(100)
Others (1)	Assets	4	21	−	1
	Liabilities	(50)	(274)	(1)	(10)
	Total	(46)	(253)	(1)	(9)
Total at December 31, 2025		(44,717)	(246,044)	1	(8,944)
(1) Pound sterling/real, euro/real and peso/U.S. dollar.

33.3.2.	Risk management of products prices - crude oil and oil products and other commodities

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

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and takes into account the closing price of the asset on December 31, 2025. Therefore, no effect is considered arising from outstanding operations in this scenario. The reasonably possible scenario reflects the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 20%. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Risk	Probable scenario	Reasonably possible scenario
Derivatives not designated for hedge accounting
Crude oil and oil products - price changes	Future and forward contracts (Swap)	−	(170)
Soybean oil - price changes	Options	−	−
Foreign currency - depreciation BRL x USD	Forward contracts	−	(2)
		−	(172)

The positions with commodity derivatives are presented in note 33.2.

33.3.3.	Interest rate risk management

The Company prefers not to use derivative financial instruments to manage the risk of interest rate fluctuations, adopting structural actions that take into account the effects on integrated risk exposure.

In this sensitivity analysis, the probable scenario represents the amounts to be disbursed by Petrobras relating to the payment of interest on debts linked to floating rates as of December 31, 2025. The reasonably possible scenario represents the disbursement if there is a 40% change on these rates, keeping all other variables constant.

Risk	Probable scenario	Reasonably possible scenario
Finance debt
CDI	614	859
SOFR 3M (1)	93	124
SOFR 6M (1)	64	75
SOFR O/N (1)	44	62
IPCA	113	158
TJLP	58	81
LPR 12M (2)	15	21
TR	5	6
	1,006	1,386
(1) Secured Overnight Financing Rate.
(2) Loan Prime Rate.

33.4.	Liquidity risk management

The possibility of a shortage of cash to settle the Company’s obligations on the agreed dates is managed by the Company. The Company mitigates its liquidity risk by defining reference parameters for treasury management and by periodically analyzing the risks associated to the projected cash flow, quantifying its main risks through Monte Carlo simulations. These risks include oil prices, exchange rates, gasoline and diesel international prices, among others. In this way, the Company is able to predict cash needs for its operational continuity and for the execution of its business plan.

Management believes that its current working capital is sufficient for the Company's present requirements. In the event that the Company presents negative net working capital, management believes it does not compromise the Company's liquidity since Petrobras maintains revolving credit facilities contracted as a liquidity reserve to be used in adverse scenarios (see note 30.5).

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

The expected cash flows of finance debt, lease liabilities, post-employment benefits and decommissioning costs are presented in notes 30.4, 31, 19.3.4 and 21, respectively.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

33.5.	Credit risk

Credit risk management in Petrobras aims to mitigate risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through the analysis, granting and management of credit, based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

As of December 31, 2025, the financial assets of cash and cash equivalents and of financial investments are not past due nor considered to be credit impaired, presenting fair values that are equivalent to or do not differ significantly from their carrying amounts.

The effect of credit risk assessments on trade receivables is available in notes 14.2 and 14.3, which present expected credit losses.

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
a)	Cash and cash equivalents and financial investments

The evaluation of the credit quality of these financial assets is based on external credit ratings provided by Standard & Poor’s, Moody’s and Fitch, as follows:

	Cash and cash equivalents		Financial investments
	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Investment grade - global rating	1,458	1,413	1,961	1,875
AA	338	315	1,930	876
A	1,113	1,098	31	999
BBB	7	−	−	−
Other ratings abroad, including cash	3,621	215	2	1,026
Investment grade - local rating (Brazil)	1,390	1,642	766	1,944
AAA.br	1,390	1,642	766	1,944
Other ratings in Brazil, including cash	2	1	−	−
	6,471	3,271	2,729	4,845

As of December 31, 2025, the Brazilian sovereign risk is BB, the best level within the speculative grade category, with effect on the rating of Brazilian banks abroad, which represent most of the Company’s balance of other ratings abroad, including cash.

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

The Company has a related-party transactions policy, which is revised and approved by the Board of Directors in accordance with the Company’s bylaws.

In order to ensure the goals of the Company are achieved and to align them with transparency of processes and corporate governance best practices, this policy guides Petrobras while entering into related-party transactions and dealing with potential conflicts of interest on these transactions, based on the assumptions and provisions: competitiveness, compliance, transparency, fairness and commutability.

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

The balances of significant transactions are set out in the following table:

		12.31.2025		12.31.2024
	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
Petrochemical companies (associates)	33	28	65	1
Other associates and joint ventures	44	27	52	15
Subtotal	77	55	117	16
Brazilian government – Parent and its controlled entities
Government bonds	552	−	1,114	−
Banks controlled by the Brazilian Government	16,027	3,790	12,030	2,675
Brazilian Federal Government (1)	−	893	−	1,046
Pré-Sal Petróleo S.A. – PPSA	−	116	−	79
Others	181	170	235	85
Subtotal	16,760	4,969	13,379	3,885
Petros	50	310	44	234
Total	16,887	5,334	13,540	4,135
Current	1,896	1,453	1,557	1,382
Non-Current	14,991	3,881	11,983	2,753
(1) Includes amounts related to dividends and lease liability.

The income/expenses of significant transactions are set out in the following table:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2025	2024	2023
Joint ventures and associates
Petrochemical companies (associates)	3,025	3,505	3,402
Other associates and joint ventures	40	50	57
Subtotal	3,065	3,555	3,459
Brazilian government – Parent and its controlled entities
Government bonds	49	145	210
Banks controlled by the Brazilian Government	(92)	−	(19)
Receivables from the Electricity sector	−	−	233
Petroleum and alcohol account - receivables from the Brazilian Government	−	7	15
Brazilian Federal Government	(40)	(112)	(124)
Pré-Sal Petróleo S.A. – PPSA	(407)	(599)	(361)
Others	(485)	(255)	(204)
Subtotal	(975)	(814)	(250)
Petros	(19)	(19)	(19)
Total - Income (Expenses)	2,071	2,722	3,190
Revenues, mainly sales revenues	3,045	3,536	3,450
Purchases and services	−	15	12
Income (expenses)	(891)	(871)	(582)
Foreign exchange and inflation indexation charges, net	65	(105)	(267)
Finance income (expenses), net	(148)	147	577
Total - Income (Expenses)	2,071	2,722	3,190

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

The compensation of employees (including those occupying managerial positions) in December 2025 and December 2024 were:

	Parent Company (U.S. dollars)
Compensation of employees, excluding officers	2025	2024
Lowest compensation	944	731
Average compensation	4,986	4,249
Highest compensation	21,386	18,194

	Parent Company
Employees	2025	2024
Number of employees	43,199	41,778

The annual compensation of Executive Officers, including variable compensation, for the years 2025 and 2024 were:

	Parent Company (U.S. dollars)
Compensation of the Director of Petrobras (includes variable compensation)	2025	2024
Lowest compensation (1)	428,174	452,163
Average compensation (2)	592,464	615,641
Highest compensation (3)	541,785	563,303
(1) Corresponds to the lowest annual compensation according to the Annual Circular Letter CVM/SEP of February 27, 2025, for those who served for 12 months. If there are no members meeting this condition, the lowest amount paid should be considered.
(2) Corresponds to the total value of the annual compensation, including expenses with former members, divided by the number of remunerated positions (9), according to the Annual Circular Letter CVM/SEP of February 27, 2025.
(3) Corresponds to the annual compensation, without any exclusions, of the officer with the highest individual compensation, according to the Annual Circular Letter CVM/SEP of February 27, 2025.

The criteria for compensation of members of the Board of Directors and the Board Executive Officers is based on the guidelines established by the Secretariat of Management and Governance of the State-owned Companies (SEST) of the Ministry of Management and Innovation in Public Services, and by the Ministry of Mines and Energy. The total compensation is set out as follows:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

					Parent Company
		2025			2024
	Executive Officers	Board of Directors	Total	Executive Officers	Board of Directors	Total
Wages and short-term benefits	3.0	0.4	3.4	3.0	0.4	3.4
Social security and other employee-related taxes	0.8	−	0.8	0.8	−	0.8
Post-employment benefits (pension plan)	0.4	−	0.4	0.3	−	0.3
Variable compensation	2.8	−	2.8	2.6	−	2.6
Benefits due to termination of tenure	0.2	−	0.2	0.5	−	0.5
Total compensation recognized in the statement of income	7.2	0.4	7.6	7.2	0.4	7.6
Total compensation paid (1)	6.0	0.4	6.4	6.4	0.4	6.8
Monthly average number of members	9.00	11.00	20.00	9.00	11.00	20.00
Monthly average number of paid members	8.92	9.00	17.92	9.00	8.00	17.00
(1) Includes variable compensation for Executive Officers relating to previous periods.

In 2025, expenses related to compensation of the board members and executive officers of Petrobras amounted to US$ 16.8 (US$ 14 in 2024 and US$ 14.7 in 2023).

The compensation of the Advisory Committees to the Board of Directors is separate from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Federal Government, Board members who are also members of the Statutory Audit Committees are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was US$ 239 thousand for 2025 (US$ 283 thousand with tax and social security costs). For 2024, the total compensation concerning these members was US$ 416 thousand (US$ 493 thousand with tax and social security costs). For 2023, it was US$ 544 thousand (US$ 642 thousand with tax and social security costs).

On April 16, 2025, the shareholders, at the Company’s Annual General Shareholders Meeting, set the threshold for the overall compensation for executive officers and board members at US$ 8.3 (R$ 47.57 million) from April 2025 to March 2026.

The average annual remuneration of the members of Petrobras' Fiscal Council, in fiscal year 2025, was US$ 31 (US$ 38, considering social security costs). In 2024, the average annual remuneration was US$ 29 (US$ 34, considering social security costs). In 2023, the average annual remuneration was US$ 31 (US$ 38, considering social security costs).

The Variable Compensation Program for Executive Officers is subject to compliance with prerequisites and performance indicators. The variable remuneration to be paid changes according to the percentage of goals achievement and its payment is deferred in 4 annual installments.

In 2025, the Company provisioned US$ 2.8 referring to the Performance Award Program – PPP 2025 for Executive Directors (US$ 2.6 in 2024).

Exemption from damage (indemnity)

Since 2002, the Company's Bylaws establish the obligation to indemnify its managers, members with statutory functions and other employees and agents who legally act by delegation of the Company's managers, besides maintaining a permanent insurance contract in favor of these individuals, to save them from liability for acts arising from the exercise of their activities. As of 2018, the bylaws also began to provide for the possibility of Petrobras entering into indemnity contracts, in order to cover any expenses due to complaints, inquiries, administrative, arbitration or judicial investigations and proceedings, in Brazil or in any other jurisdiction, which aim to impute responsibility for regular management acts practiced exclusively in the exercise of its activities since the date of its investiture or the beginning of the contractual relationship with the Company. The limits and form of defense in judicial and administrative proceedings are defined in the Policy for the Application and Governance of the Indemnity Commitment, approved by the Board of Directors.

Indemnity Commitment	Date of approval	Expiration at Ordinary General Meeting of	Maximum exposure
1st Commitment	12/18/2018	2020	500
2nd Commitment	03/25/2020	2022	300
3rd Commitment	03/30/2022	2024	200
4th Commitment	03/27/2024	2026	161

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

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Indemnity agreements shall not cover: (i) acts covered under Directors and Officers (D&O) insurance policy purchased by the Company, as formally recognized and implemented by the insurance Company; (ii) acts outside the regular exercise of the duties or powers of the Beneficiaries; (iii) acts in bad faith act, malicious acts, fraud or serious fault on the part of the Beneficiaries, observing the principle of presumed innocence; (iv) self-interested acts or in favor of third parties that damage the Company’s social interest; (v) obligation to pay damages arising from social action according to article 159 of Law 6,404/76 or reimbursement of the damages according to art. 11, § 5°, II of Law 6,385/76; (vi) there is a charge for amounts erroneously paid to members and former members of the Board of Executive Officers compensated by variable remuneration linked to financial results, when rectifying the financial statements, in accordance with the Clawback rules applied by the Securities and Exchange Commission (SEC); or (vii) where a manifest conflict of interest with the Company is established.

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

35.	Supplemental information on statement of cash flows

	2025	2024	2023
Amounts paid during the year:
Withholding income tax paid on behalf of third-parties	1,367	1,307	1,403
Transactions not involving cash
Purchase of property, plant and equipment on credit	418	1,081	−
Lease	13,230	10,107	14,992
Losses (reversals) on decommissioning costs	(68)	6,393	2,641
Use of tax credits and judicial deposits for the payment of contingencies	607	256	144
Remeasurement of property, plant and equipment acquired in previous periods	−	−	5
Earnout related to Atapu and Sépia fields	236	268	280

35.1.	Reconciliation of Depreciation, depletion and amortization with Statements of Cash Flows

	2025	2024	2023
Depreciation and depletion of Property, plant and equipment	18,384	14,953	15,306
Amortization of Intangible assets	154	134	104
Capitalized depreciation	(3,214)	(2,438)	(1,965)
Depreciation of right of use - recovery of PIS/COFINS	(177)	(170)	(165)
Depreciation, depletion and amortization in the Statements of Cash Flows	15,147	12,479	13,280

36.	Subsequent events

Contingent Payments Received (earnout)

In January 2026, the Company received installments of contingent payments (earnout) from the partners of the Sépia and Atapu blocks, relating to 2025, in the amount of US$ 309 (R$ 1,650 million). For more information, see note 29.

Cash flows related to the equalization of the Tupi Shared Reservoir

On March 31, 2026, Petrobras received US$ 593 (R$ 3,102 million) from partners and paid US$ 119 (R$ 624 million) to the Brazilian Federal Government represented by Pré-Sal Petróleo (PPSA), in relation to the equalization process of the Tupi Shared Reservoir. For more information, see note 27.

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

Supplementary information on Oil and Gas Exploration and Production (unaudited)

In accordance with Codification Topic 932 - Extractive Activities – Oil and Gas, issued by the Financial Accounting Standards Board (FASB), this section provides supplemental information on oil and gas exploration and production activities of the Company. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisition and development, capitalized costs and results of operations. The information included in items (iv) and (v) presents information on Petrobras’ estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proven reserves, and changes in estimated discounted future net cash flows.

The Company, on December 31, 2025, maintains activities mainly in Brazil, in addition to activities in Argentina, Colombia and Bolivia, in South America, and  South Africa and São Tomé and Príncipe, in Africa. The equity-accounted investments are comprised of the operations of the joint venture Company MP Gulf of Mexico, LLC (MPGoM), in which Murphy Exploration & Production Company ("Murphy") has 80% stake and Petrobras America Inc ("PAI") 20% stake in United States of America, North America. The Company reports its reserves in Brazil, United States of America and Argentina. Volumes in Bolivia are not registered as the Constitution of this country does not allow. In Colombia, South Africa and São Tomé and Príncipe our activities are exploratory, and therefore, there are no associated reserves.

i) Capitalized costs relating to oil and gas producing activities

As set out in note 26, the Company uses the successful efforts method of accounting for appraisal and development costs of crude oil and natural gas production. In addition, notes 23 and 24 present the accounting policies applied by the Company for recognition, measurement and disclosure of property, plant and equipment and intangible assets.

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligations:

	Consolidated entities
	Brazil	Abroad				Total	Equity Method Investees
		South America	Africa	Others	Total
December 31, 2025
Unproved oil and gas properties	3,866	207	18	−	225	4,091	−
Proved oil and gas properties	88,550	318	−	−	318	88,868	762
Support Equipment	127,089	596	2	1	599	127,688	−
Gross Capitalized costs	219,505	1,121	20	1	1,142	220,647	762
Depreciation, depletion and amortization	(76,253)	(712)	−	(1)	(713)	(76,966)	(407)
Net capitalized costs	143,252	409	20	−	429	143,681	355
December 31, 2024
Unproved oil and gas properties	2,924	160	−	−	160	3,084	−
Proved oil and gas properties	75,088	284	−	−	284	75,372	651
Support Equipment	95,073	726	−	1	727	95,800	−
Gross Capitalized costs	173,085	1,170	−	1	1,171	174,256	651
Depreciation, depletion and amortization	(57,940)	(815)	−	(1)	(816)	(58,756)	(330)
Net capitalized costs	115,145	355	−	−	355	115,500	321
December 31, 2023
Unproved oil and gas properties	3,764	61	−	−	61	3,825	−
Proved oil and gas properties	82,396	243	−	−	243	82,639	607
Support Equipment	103,284	758	−	1	759	104,043	−
Gross Capitalized costs	189,444	1,062	−	1	1,063	190,507	607
Depreciation, depletion and amortization	(63,003)	(811)	−	(1)	(812)	(63,815)	(289)
Net capitalized costs	126,441	251	−	−	251	126,692	318

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

ii) Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Consolidated entities
	Brazil	Abroad			Total	Equity Method Investees
		South America	Africa	Total
December 31, 2025
Acquisition costs:
Proved	207	−	−	−	207	−
Unproved	26	−	18	18	44	−
Exploration costs	1,650	188	−	188	1,838	−
Development costs	16,775	11	−	11	16,786	32
Total	18,658	199	18	217	18,875	32
December 31, 2024
Acquisition costs:
Proved	−	−	−	−	−	−
Unproved	21	−	−	−	21	−
Exploration costs	861	119	−	119	980	−
Development costs	14,007	34	−	34	14,041	14
Total	14,889	153	−	153	15,042	14
December 31, 2023
Acquisition costs:
Proved	−	−	−	−	−	−
Unproved	146	−	−	−	146	−
Exploration costs	862	11	−	11	873	10
Development costs	10,929	53	−	53	10,982	37
Total	11,937	64	−	64	12,001	47

(iii) Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ended December 31, 2025, 2024 and 2023 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the RT&M and G&LCE segments, respectively, in Brazil. The internal transfer prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company. Gas prices used are those set out in contracts with third parties.

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

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

	Consolidated entities						Equity Method Investees
	Brazil	Abroad				Total
		South America	North America	Others	Total
December 31, 2025
Net operation revenues:
Sales to third parties	115	113	−	4	117	232	140
Intersegment	59,305	−	−	−	−	59,305	−
	59,420	113	−	4	117	59,537	140
Production costs	(16,250)	(54)	−	(3)	(57)	(16,307)	(36)
Exploration expenses	(1,103)	(114)	−	−	(114)	(1,217)	−
Depreciation, depletion and amortization	(11,673)	(42)	−	−	(42)	(11,715)	(40)
Impairment of oil and gas properties	(1,848)	1	−	−	1	(1,847)	−
Other operating expenses	(2,483)	(9)	55	(4)	42	(2,441)	(7)
Results before income tax expenses	26,063	(105)	55	(3)	(53)	26,010	57
Income tax expenses	(8,880)	36	1	1	38	(8,842)	−
Results of operations (excluding corporate overhead and interest costs)	17,184	(69)	56	(2)	(16)	17,168	57
December 31, 2024
Net operation revenues:
Sales to third parties	175	133	−	−	133	308	170
Intersegment	60,208	−	−	−	−	60,208	−
	60,383	133	−	−	133	60,516	170
Production costs	(15,472)	(59)	−	−	(59)	(15,531)	(50)
Exploration expenses	(901)	(12)	−	−	(12)	(913)	−
Depreciation, depletion and amortization	(9,248)	(44)	−	−	(44)	(9,292)	(36)
Impairment of oil and gas properties	(1,239)	(5)	−	−	(5)	(1,244)	−
Other operating expenses	(5,547)	(5)	71	(1)	65	(5,482)	(10)
Results before income tax expenses	27,977	8	71	(1)	77	28,054	74
Income tax expenses	(9,538)	(3)	2	1	−	(9,538)	−
Results of operations (excluding corporate overhead and interest costs)	18,439	5	73	−	77	18,516	74
December 31, 2023
Net operation revenues:
Sales to third parties	631	136	−	−	136	767	159
Intersegment	66,113	−	−	−	−	66,113	−
	66,744	136	−	−	136	66,880	159
Production costs	(16,946)	(63)	−	−	(63)	(17,009)	(36)
Exploration expenses	(981)	(1)	−	−	(1)	(982)	−
Depreciation, depletion and amortization	(10,186)	(44)	−	−	(44)	(10,230)	(26)
Impairment of oil and gas properties	(2,105)	−	−	−	−	(2,105)	(75)
Other operating expenses	(2,504)	(15)	(8)	(1)	(24)	(2,528)	(25)
Results before income tax expenses	34,023	12	(8)	(1)	3	34,026	(3)
Income tax expenses	(11,568)	(4)	3	1	(1)	(11,569)	−
Results of operations (excluding corporate overhead and interest costs)	22,455	8	(5)	(1)	2	22,457	(3)

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

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2025, 2024 and 2023 are presented in the following table. Proved reserves are estimated in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

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

Reserve estimates are subject to variations due to technical uncertainties in the reservoir and changes in economic scenarios. A summary of the annual changes in the proved reserves of oil is as follows (in millions of barrels):

	Consolidated Entities				Equity Method Investees
Proved developed and undeveloped reserves (*)	Crude oil in Brazil	Crude Oil in South America	Synthetic Oil in Brazil	Consolidated Total	Crude Oil in North America	Total
At January 1, 2025	9,634	2	−	9,636	13	9,649
Extensions and discoveries	−	2	−	2	2	4
Revisions of previous estimates	1,317	1	−	1,317	3	1,320
Production for the year	(843)	−	−	(843)	(2)	(845)
Reserves at December 31, 2025	10,108	4	−	10,112	16	10,128
At January 1, 2024	9,210	2	−	9,212	16	9,228
Extensions and discoveries	−	−	−	−	−	−
Revisions of previous estimates	1,185	−	−	1,185	−	1,184
Production for the year	(761)	−	−	(761)	(2)	(764)
Reserves at December 31, 2024	9,634	2	−	9,636	13	9,649
At January 1, 2023	8,908	2	−	8,910	16	8,926
Extensions and discoveries	95	−	−	95	−	95
Revisions of previous estimates	1,140	−	−	1,140	2	1,142
Sales of reserves	(147)	−	−	(147)	−	(147)
Production for the year	(786)	−	−	(786)	(2)	(789)
Reserves at December 31, 2023	9,210	2	−	9,212	16	9,228
(*) Apparent differences in the sum of the numbers are due to rounding off.

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

A summary of the annual changes in the proved reserves of natural gas is as follows (in billions of cubic feet):

	Consolidated Entities				Equity Method Investees
Proved developed and undeveloped reserves (*)	Natural Gas in Brazil	Natural Gas in South America	Synthetic Gas in Brazil	Consolidated Total	Natural Gas in North America	Total
At January 1, 2025	9,582	168	−	9,750	2	9,752
Extensions and discoveries	−	43	−	43	−	43
Revisions of previous estimates	2,023	(2)	−	2,021	−	2,021
Production for the year	(660)	(17)	−	(677)	(1)	(677)
Reserves at December 31, 2025	10,945	192	−	11,137	2	11,139
At January 1, 2024	9,335	163	−	9,498	7	9,504
Extensions and discoveries	−	7	−	7	−	7
Revisions of previous estimates	796	19	−	815	(4)	811
Production for the year	(549)	(20)	−	(569)	(1)	(570)
Reserves at December 31, 2024	9,582	168	−	9,750	2	9,752
At January 1, 2023	8,504	173	−	8,677	6	8,683
Extensions and discoveries	779	15	−	794	−	794
Revisions of previous estimates	673	(5)	−	668	1	669
Sales of reserves	(47)	−	−	(47)	−	(47)
Production for the year	(573)	(20)	−	(594)	(1)	(595)
Reserves at December 31, 2023	9,335	163	−	9,498	7	9,504
(*) Apparent differences in the sum of the numbers are due to rounding off.

Natural gas production volumes used in these tables are the net volumes withdrawn from our proved reserves, including gas consumed in operations and excluding reinjected gas. Our disclosure of proved gas reserves includes gas consumed in operations, which represent 32% of our total proved reserves of natural gas as of December 31, 2025.

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

The tables below summarize information about the changes in total proved reserves of crude oil and natural gas, in millions of barrels of oil equivalent, in our consolidated entities and equity method investees for 2025, 2024 and 2023:

	Consolidated Entities				Equity Method Investees
Proved developed and undeveloped reserves (*)	Oil equivalent in Brazil	Oil equivalent in South America	Synthetic Oil in Brazil	Consolidated Total	Oil equivalent in North America	Total
At January 1, 2025	11,341	32	−	11,372	14	11,386
Extensions and discoveries	−	9	−	9	2	11
Revisions of previous estimates	1,677	−	−	1,677	3	1,680
Production for the year	(960)	(3)	−	(964)	(2)	(966)
Reserves at December 31, 2025	12,057	38	−	12,095	16	12,112
At January 1, 2024	10,873	31	−	10,904	17	10,921
Extensions and discoveries	−	1	−	1	−	2
Revisions of previous estimates	1,326	4	−	1,330	(1)	1,329
Production for the year	(859)	(4)	−	(863)	(3)	(865)
Reserves at December 31, 2024	11,341	32	−	11,372	14	11,386
At January 1, 2023	10,423	33	−	10,455	17	10,473
Extensions and discoveries	233	3	−	236	−	237
Revisions of previous estimates	1,260	(1)	−	1,259	2	1,262
Sales of reserves	(155)	−	−	(155)	−	(155)
Production for the year	(888)	(4)	−	(892)	(2)	(894)
Reserves at December 31, 2023	10,873	31	−	10,904	17	10,921
(*) Apparent differences in the sum of the numbers are due to rounding off.

In 2025, the Company incorporated 1,680 million boe of proved reserves by revising previous estimates, including:

(i) addition of 1,138 million boe due to the performance of assets, mainly in Búzios, Tupi, Itapu and Mero fields in Santos Basin, and other revisions; and

(ii) addition of 542 million boe, due to the progress in the development of Budião, Budião Noroeste and Budião Sudeste fields in the deep waters of Sergipe-Alagoas Basin, and to new wells mainly in Búzios, Tupi, Marlim Sul and Jubarte fields in Santos and Campos basins.

The Company did not have relevant changes related to the variation in the oil price.

The Company's total proved reserve resulted in 12,112 million boe in 2025, considering the variations above and the reduction in 2025 production of 966 million boe. Production refers to volumes that were previously included in our reserves and, therefore, does not consider natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. The production also does not consider volumes of injected gas, the production of Extended Well Tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the registration of reserves by the Company.

In 2024, the Company incorporated 1,330 million boe of proved reserves by revising previous estimates, including:

(i) addition of 883 million boe due to new projects, mainly in Atapu and Sépia fields and in other fields in Santos, Campos and Solimões basins; and

(ii) addition of 447 million boe, due to the good performance of assets, mainly in Búzios, Itapu, Tupi and Sépia fields, in the Santos Basin, and other revisions.

The Company did not have relevant changes related to the variation in the oil price.

The Company's total proved reserve resulted in 11,386 million boe in 2024, considering the variations above and the reduction in 2024 production of 865 million boe. Production refers to volumes that were previously included in our reserves and, therefore, does not consider natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. The production also does not consider volumes of injected gas, the production of Extended Well Tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the registration of reserves by the Company.

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

In 2023, the Company incorporated 1,262 million boe of proved reserves by revising previous estimates, including:

(i) addition of 1,092 million boe arising from the good performance of assets, mainly in Búzios, Tupi and Atapu fields, in the Santos Basin; and

(ii) addition of 170 million boe due to new projects and other revisions.

The Company did not have relevant changes related to the variation in the oil price.

In addition, the Company incorporated 237 million boe from discoveries and extensions, mainly due to the declaration of commerciality of Raia Manta and Raia Pintada fields (non-operated), in the Campos Basin.

Moreover, proved reserves were reduced by 155 million boe, resulting from sales.

The Company's total proved reserve resulted in 10,921 million boe in 2023, considering the variations above and the reduction in 2023 production of 894 million boe. Production refers to volumes that were previously included in our reserves and, therefore, does not consider natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. The production also does not consider volumes of injected gas, the production of Extended Well Tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the registration of reserves by the Company.

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

The tables below present the volumes of proved developed and undeveloped reserves, net, that is, reflecting Petrobras' participation:

	2025
	Crude Oil	Natural Gas	Total oil and gas
	(mmbbl)	(bncf)	(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	5,394	5,280	6,334
South America, outside Brazil (1)	1	63	12
Total Consolidated Entities	5,395	5,343	6,346
Equity Method Investees
North America (1)	14	2	14
Total Equity Method Investees	14	2	14
Total developed Consolidated and Equity Method Investees	5,409	5,345	6,361
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	4,714	5,665	5,723
South America, outside Brazil (1)	3	129	26
Total Consolidated Entities	4,717	5,794	5,749
Equity Method Investees
North America (1)	2	−	2
Total Equity Method Investees	2	−	2
Total undeveloped Consolidated and Equity Method Investees	4,719	5,794	5,751
Total proved reserves (developed and undeveloped)	10,128	11,139	12,112
(1) South America oil reserves include 18% of natural gas liquid (NGL) in proved developed reserves and 12% of NGL in proved undeveloped reserves. North America oil reserves include 9% of natural gas liquid (NGL) in proved developed reserves and 0% of NGL in proved undeveloped reserves.
(*) Apparent differences in the sum of the numbers are due to rounding off.

	2024
	Crude Oil	Natural Gas	Total oil and gas
	(mmbbl)	(bncf)	(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,884	5,387	5,843
South America, outside Brazil (1)	1	80	15
Total Consolidated Entities	4,885	5,467	5,858
Equity Method Investees
North America (1)	13	2	14
Total Equity Method Investees	13	2	14
Total developed Consolidated and Equity Method Investees	4,898	5,469	5,872
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	4,750	4,194	5,497
South America, outside Brazil (1)	1	89	17
Total Consolidated Entities	4,751	4,283	5,514
Equity Method Investees
North America (1)	−	−	−
Total Equity Method Investees	−	−	−
Total undeveloped Consolidated and Equity Method Investees	4,751	4,283	5,514
Total proved reserves (developed and undeveloped)	9,649	9,752	11,386
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
In 2023, the Company standardized the conversion between gas and oil equivalent to 5,614.65 ft3 = 1 boe, which is equivalent to the conversion used in contracts in Brazil. Quantities from previous years were restated with the new conversion.

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

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

Standardized measure of discounted future net cash flows:

	Consolidated entities			Equity Method Investees
		Abroad
	Brazil	South America	Total
December 31, 2025
Future cash inflows	739,574	757	740,332	1,013
Future production costs	(301,527)	(439)	(301,966)	(116)
Future development costs	(79,396)	(215)	(79,611)	(27)
Future income tax expenses	(128,329)	(38)	(128,366)	−
Undiscounted future net cash flows	230,322	66	230,388	870
10 percent midyear annual discount for timing of estimated cash flows (1)	(107,129)	(26)	(107,155)	(304)
Standardized measure of discounted future net cash flows	123,193	40	123,233	567
December 31, 2024
Future cash inflows	800,773	579	801,353	941
Future production costs	(304,051)	(336)	(304,387)	(139)
Future development costs	(74,770)	(107)	(74,877)	(34)
Future income tax expenses	(149,968)	(58)	(150,026)	−
Undiscounted future net cash flows	271,984	78	272,062	768
10 percent midyear annual discount for timing of estimated cash flows (1)	(128,559)	(31)	(128,590)	(262)
Standardized measure of discounted future net cash flows	143,425	47	143,473	506
December 31, 2023
Future cash inflows	819,428	650	820,078	1,213
Future production costs	(348,787)	(354)	(349,142)	(191)
Future development costs	(64,121)	(113)	(64,235)	(13)
Future income tax expenses	(140,774)	(43)	(140,818)	−
Undiscounted future net cash flows	265,745	139	265,884	1,009
10 percent midyear annual discount for timing of estimated cash flows (1)	(120,216)	(46)	(120,262)	(319)
Standardized measure of discounted future net cash flows	145,529	93	145,622	691
(1) Semiannual capitalization
Apparent differences in the sum of the numbers are due to rouding.

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

Changes in discounted net future cash flows:

	Consolidated entities			Equity Method Investees
		Abroad
	Brazil	South America	Total
Balance at January 1, 2025	143,425	47	143,472	506
Sales and transfers of oil and gas, net of production cost	(43,169)	(44)	(43,213)	(104)
Development cost incurred	16,775	11	16,786	32
Net change due to purchases and sales of minerals in place	−	−	−	−
Net change due to extensions, discoveries and improved recovery related costs	−	61	61	62
Revisions of previous quantity estimates	34,971	(2)	34,968	92
Net change in prices, transfer prices and in production costs	(36,812)	14	(36,798)	(12)
Changes in estimated future development costs	(17,913)	(71)	(17,984)	(2)
Accretion of discount	14,343	10	14,353	49
Net change in income taxes	11,574	20	11,594	−
Other - unspecified	−	(6)	(6)	(56)
Balance at December 31, 2025	123,193	40	123,233	567
Balance at January 1, 2024	145,529	93	145,622	691
Sales and transfers of oil and gas, net of production cost	(44,911)	(52)	(44,963)	(119)
Development cost incurred	14,007	34	14,040	14
Net change due to purchases and sales of minerals in place	−	−	−	−
Net change due to extensions, discoveries and improved recovery related costs	−	7	7	2
Revisions of previous quantity estimates	32,619	26	32,645	(31)
Net change in prices, transfer prices and in production costs	10,226	(41)	10,185	(71)
Changes in estimated future development costs	(23,749)	(18)	(23,767)	(6)
Accretion of discount	14,553	13	14,566	60
Net change in income taxes	(4,848)	(17)	(4,865)	−
Other - unspecified	−	3	3	(32)
Balance at December 31, 2024	143,425	47	143,472	506
Balance at January 1, 2023	191,383	141	191,524	886
Sales and transfers of oil and gas, net of production cost	(49,797)	(54)	(49,851)	(123)
Development cost incurred	10,929	53	10,982	37
Net change due to purchases and sales of minerals in place	(3,894)	−	(3,894)	−
Net change due to extensions, discoveries and improved recovery related costs	5,858	19	5,876	11
Revisions of previous quantity estimates	31,616	3	31,619	82
Net change in prices, transfer prices and in production costs	(63,907)	(97)	(64,004)	(201)
Changes in estimated future development costs	(16,409)	(27)	(16,436)	(17)
Accretion of discount	19,138	20	19,159	68
Net change in income taxes	20,611	30	20,641	−
Other - unspecified	−	5	5	(53)
Balance at December 31, 2023	145,529	93	145,622	691
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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria established in “Internal Controls – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of Treadway Commission (COSO). Our management has concluded that our internal control over financial reporting was effective.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Petróleo Brasileiro S.A. – Petrobras

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Petróleo Brasileiro S.A. – Petrobras and subsidiaries (“the Company”) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively the, consolidated financial statements. We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

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

Assessment of the measurement of the defined benefit obligations for pension and health care plans

As discussed in notes 4.4 and 19.3 to the consolidated financial statements, the Company sponsors defined benefit pension and health care plans that provide supplementary retirement benefits and medical care to its employees and former employees. As of December 31, 2025, the defined benefit obligations for these pension and health care plans were US$ 16,359 million.

The measurement of the Company’s defined benefit obligations with respect to these plans requires the determination of certain actuarial assumptions. These assumptions include the discount rates and projected medical and hospital costs. The Company hires external actuarial professionals to assist in the process of determining the actuarial assumptions and the valuation of the defined benefit obligations for its defined benefit pension and health care plans.

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

We identified the assessment of the measurement of the defined benefit obligations for the pension and health care plans as a critical audit matter. Subjective auditor judgment was required because changes to the discount rates and projected medical and hospital costs used to determine the defined benefit obligations can cause significant changes to the measurement of the defined benefit obligations for the defined benefit pension and health care plans.

The following are the primary procedures we performed to address this critical audit matter:

•	we evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process for determining the defined benefit obligations for defined benefit pension and health care plans. This included controls related to the determination, review and approval of the discount rates and projected medical and hospital costs;
•	we evaluated the scope of the work, competency, and objectivity of the external actuarial professionals hired by the Company to assist in the process of determining the actuarial assumptions and the measurement of the defined benefit obligations for the defined benefit pension and health care plans. This included assessing the nature and scope of the work performed by these external actuarial professionals and their qualifications and professional experience; and
•	we involved actuarial professionals with specialized skills and knowledge, who assisted in evaluating the Company’s discount rates and projected medical and hospital costs including comparisons to data obtained from external sources.

Evaluation of the impairment testing of exploration and production cash generating units

As discussed in notes 4.2.1, 4.2.2, 4.2.2(a) and 25 to the consolidated financial statements, for the purposes of impairment testing, the Company identifies its cash generating units (“CGUs”), estimates the recoverable amount of these CGUs and compares the recoverable amount with the carrying amount of these CGUs. The carrying amount of the exploration and production CGUs as of December 31, 2025 was US$ 13,517 million. For the year ended December 31, 2025, the amount of impairment losses recognized in relation to the exploration and production CGUs was US$ 1,815 million.

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

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

The following are the primary procedures we performed to address this critical audit matter:

•	we evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s impairment assessment process. These included controls related to the review and approval of the Company’s determination of the CGUs and of the key assumptions used to estimate the recoverable amount;
•	for changes in exploration and production CGUs during the year, we assessed the operational factors considered by the Company when determining these changes by comparing to information obtained from internal and external sources;
•	we evaluated the Company’s internally prepared projections of recovery of oil and gas reserves, by comparing them with estimated volumes certified by an external reservoir specialist hired by the Company and, for a selection of CGUs, with historical production;
•	we evaluated the scope of the work, competency, and objectivity of the internal engineers responsible for the estimate of the oil and gas reserves, as well as the external reservoir specialist hired by the Company that certified the estimated reserve volumes. This included assessing the nature and scope of the work they were engaged to perform and their qualifications and professional experience;
•	we evaluated, for a selection of CGUs, the Company’s projected future capital and operating expenditures by comparing these projections with the latest approved business and management plan and long-term budgets;
•	we evaluated the Company’s ability to accurately project cash flows by comparing, for a selection of CGUs, the prior years’ estimated cash flows for the year ended December 31, 2024 with actual cash flows in this year; and
•	we involved a valuation professional with specialized skill and knowledge, who assisted in evaluating key assumptions used in the impairment testing such as the discount rates, average Brent oil and natural gas prices and the exchange rates by comparing them against available external market data.

Evaluation of the estimate of the provision for decommissioning costs

As discussed in notes 4.6 and 21 to the consolidated financial statements, the Company records a provision for decommissioning costs which reflects its obligations to restore the environment and dismantle and remove oil and gas production facilities upon abandonment. As of December 31, 2025, the carrying amount of the provision for decommissioning costs was US$ 28,513 million. The Company’s estimate of the provision for decommissioning costs includes assumptions in relation to the nature and extent of the environmental restoration and the dismantlement and removal work as well as the cost and timing of this work.

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

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

The following are the primary procedures we performed to address this critical audit matter:

•	we evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process to estimate the provision for decommissioning costs. This included controls related to the determination, review and approval of the key assumptions, including estimates of the timing of abandonment and estimated costs of decommissioning;
•	we assessed the estimates of timing until abandonment used by the Company by comparing the production curves and useful life of the oil and gas reserves used with estimated reserve volumes certified by the external reservoir specialist hired by the Company;
•	we involved infrastructure valuation professionals with specialized skills and knowledge, who assisted in the evaluation of the method used to define the extent of decommissioning work in the determination of the estimated costs by comparing the method to applicable regulatory requirements and relevant industry practices, as well as the assessment of the estimated costs of decommissioning by comparing certain of these costs to existing contracts;
•	we evaluated the scope of the work, competency, and objectivity of the internal engineers that estimated the production curves and useful life of the oil and gas reserves and the external reservoir specialist hired by the Company that certified the estimated reserve volumes. This included assessing the nature and scope of the work they were engaged to perform and their qualifications and professional experience; and
•	we evaluated the Company´s ability to accurately forecast costs of decommissioning work, by comparing a selection of actual expenditure incurred with the decommissioning of oil and gas production facilities during the year to the Company´s forecasts of that expenditure at the prior year-end.

/s/ KPMG Auditores Independentes Ltda.

Rio de Janeiro – Brazil

April 8, 2026

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

